Form 20-F
period 2005-12-31
Baidu.com, Inc.
filed 2006-06-21
CIK 1329099

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to             .

Commission file number: 000-51469

BAIDU.COM, INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

12/F, Ideal International Plaza

No. 58 West-North 4th Ring,

Beijing, 100080, People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Name of each exchange and Title of each class on which registered:

American Depositary Shares, each representing one Class A ordinary share, par value

US$0.00005 per share, Nasdaq National Market

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

[NONE]

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 9,460,426 Class A ordinary shares and 23,485,336 Class B ordinary shares, par value US$0.00005 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    ☐    Accelerated filer    ☐    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

☐   Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our,” and “Baidu” refer to Baidu.com, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include Baidu Netcom;

•	“Baidu Online” refers to Baidu Online Network Technology (Beijing) Co., Ltd., our wholly-owned subsidiary in China;

•	“Baidu China” refers to Baidu (China) Co., Ltd., our wholly-owned subsidiary in China;

•	“Baidu Netcom” refers to Baidu Netcom Science Technology Co., Ltd., our affiliated Chinese entity;

•	“user traffic” or “traffic” refers generally to page views and the reach of a website; when used in the context of Alexa.com website traffic rankings, “user traffic” refers to the geometric mean of the “page views” and the “reach” of a website averaged over a specified period of time; “page views” measure the number of web pages viewed by Internet users over a specified period of time except that multiple page views of the same page viewed by the same user on the same day are counted only once; “reach” measures the number of Internet users and is typically expressed as the percentage of all Internet users who visit a given website over a specified period of time;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares which include both Class A ordinary shares and Class B ordinary shares; “convertible preferred shares” refers to and includes our Series A, Series B and Series C redeemable convertible preferred shares, all of which were converted into the same number of Class B ordinary shares upon the completion of our initial public offering on August 10, 2005; “preferred shares” refers to our preferred shares.

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“GAAP” refers to general accepted accounting principles;

•	all references to “RMB” or “Renminbi” are to the legal currency of China and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States;

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding; and

•	the conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB8.0702 to US$1.00, the noon buying rate in effect as of December 31, 2005.

This annual report on Form 20-F includes our audited consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005, and audited consolidated balance sheet data as of December 31, 2004 and 2005.

We and certain selling shareholders of our company completed the initial public offering of 4,604,224 ADSs, each representing one Class A ordinary share, par value US$0.00005 per share, on August 10, 2005. On August 5, 2005, we listed our ADSs on the Nasdaq National Market, or Nasdaq, under the symbol “BIDU.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to attract and retain users and customers;

•	the outcome of ongoing or any future litigation, including those relating to copyright or other intellectual property rights;

•	competition in the Chinese language Internet search market;

•	the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; and

•	PRC governmental policies relating to the Internet and Internet search providers.

These risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in Item 3D. of this annual report, “Key Information—Risk Factors.” We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.    Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statement of operations data for the three years ended December 31, 2003, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” below.

Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our selected consolidated statement of operations data for the year ended December 31, 2002 and our consolidated balance sheet data as of December 31, 2003 have been derived from our audited consolidated financial statements which are not included in this annual report. Our selected consolidated statement of operations data for the year ended December 31, 2001 and our consolidated balance sheet data as of December 31, 2001 and 2002 have been derived from our unaudited consolidated financial statements which are not included in this annual report, but which have been prepared on the same basis as our consolidated financial statements.

	For the Year Ended December 31,
(in thousands except per share and per ADS data)	2001	2002	2003	2004	2005
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Operations Data:
Revenues:
Online marketing services	202	4,292	31,775	106,854	307,363	38,086
Other services	6,321	6,728	8,796	10,597	11,852	1,469
Total revenues	6,523	11,020	40,571	117,451	319,215	39,555
Operating costs and expenses:
Cost of revenues	(5,001)	(10,015)	(22,636)	(39,527)	(103,427)	(12,816)
Selling, general and administrative	(10,653)	(11,930)	(16,930)	(39,004)	(111,967)	(13,874)
Research and development	(3,868)	(3,885)	(5,191)	(11,406)	(34,407)	(4,263)
Share-based compensation	(5,043)	(4,233)	(5,109)	(16,510)	(33,571)	(4,160)

Total operating costs and expenses	(24,565)	(30,063)	(49,866)	(106,447)	(283,372)	(35,113)

Operating (loss)/profit	(18,042)	(19,043)	(9,295)	11,004	35,843	4,442
Interest income	2,679	586	325	1,135	13,580	1,683
Other income (expense), net	(502)	(120)	85	347	93	11
Taxation	—	—	—	(481)	(1,911)	(237)

Net (loss)/income	(15,865)	(18,577)	(8,885)	12,005	47,605	5,899

	For the Year Ended December 31,
(in thousands except per share and per ADS data)	2001	2002	2003	2004	2005
	RMB	RMB	RMB	RMB	RMB	US$
Net (loss)/income per ordinary share and per ADS:
Basic	(3.19)	(2.44)	(0.87)	1.09	2.40	0.30
Diluted	(3.19)	(2.44)	(0.87)	0.43	1.49	0.18
Weighted average number of ordinary shares used in per share calculations:
Basic	4,967	7,622	10,189	10,983	19,808	19,808
Diluted	4,967	7,622	10,189	28,124	32,044	32,044
Pro forma net earnings per share on an as converted basis for Class A and Class B ordinary shares (unaudited)(1)
Basic				0.45	1.58	0.20
Diluted				0.43	1.49	0.18
Pro forma weighted average aggregate number of ordinary shares on an as converted basis used in per share calculations for Class A and Class B ordinary shares (unaudited)(1)
Basic				26,696	30,214	30,214
Diluted				28,124	32,044	32,044

(1)	As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted pro forma earnings per share of Class A and Class B ordinary shares are the same for all the periods presented.

	As of December 31,
(in thousands)	2001	2002	2003	2004	2005
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheets Data:
Cash and cash equivalents	71,511	58,009	62,825	200,196	900,593	111,595
Total assets	79,043	67,549	76,703	262,206	1,136,423	140,817
Total liabilities	3,973	6,781	19,639	54,192	131,370	16,278
Redeemable convertible preferred shares	91,622	91,622	91,622	211,352	—	—
Total shareholders’ (deficit) / equity	(16,552)	(30,854)	(34,558)	(3,338)	1,005,053	124,539
Total liabilities, redeemable convertible preferred shares and shareholders’ equity	79,043	67,549	76,703	262,206	1,136,423	140,817

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB8.0702 to US$1.00, the noon buying rate in effect as of December 31, 2005. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On June 15, 2006, the noon buying rate was RMB7.999 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2001	8.2766	8.2770	8.2786	8.2676
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
December	8.0702	8.0755	8.0808	8.0702
2006
January	8.0608	8.0654	8.0702	8.0596
February	8.0415	8.0512	8.0616	8.0415
March	8.0167	8.0350	8.0505	8.0167
April	8.0165	8.0143	8.0248	8.0040
May	8.0215	8.0131	8.0300	8.0005
June (through June 15)	7.9990	8.0101	8.0225	7.9985

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.    Capitalization and Indebtedness

Not Applicable.

C.    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.    Risk Factors

Risks Related to Our Business

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history. We commenced operations in 2000 and first achieved profitability in the quarter ended March 31, 2004. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries such as the Internet industry in China. Some of these risks and uncertainties relate to our ability to:

•	maintain our leading position in the Internet search market in China;

•	offer new and innovative products and services to attract and retain a larger user base;

•	attract additional customers and increase spending per customer;

•	increase awareness of our brand and continue to develop user and customer loyalty;

•	respond to competitive market conditions;

•	respond to changes in our regulatory environment;

•	manage risks associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	attract, retain and motivate qualified personnel; and

•	upgrade our technology to support increased traffic and expanded services.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

We sustained losses in the past and our historical financial information may not be representative of our future results of operations.

We began achieving profitability in the quarter ended March 31, 2004. We have experienced growth in recent periods in part due to the growth in China’s online marketing industry, which may not be representative of future growth or be sustainable. We cannot assure you that our historical financial information is indicative of our future operating results or future financial performance, or that our profitability will be sustained.

If the Internet and, in particular, online marketing are not broadly adopted in China, our ability to increase revenue and sustain profitability could be materially and adversely affected.

The use of the Internet as a marketing channel is at an early stage in China. Internet and broadband penetration rates in China are both relatively low compared to those in most developed countries. Many of our current and potential customers have limited experience with the Internet as a marketing channel, and have not historically devoted a significant portion of their marketing budgets to online marketing and promotion. As a result, they may not consider the Internet effective in promoting their products and services as compared to traditional print and broadcast media. Our ability to generate significant revenues may be negatively impacted by a number of factors, many of which are beyond our control, including:

•	difficulties associated with developing a larger user base with demographic characteristics attractive to customers;

•	increased competition and potential downward pressure on online marketing prices;

•	higher customer acquisition costs due in part to small- to medium-sized enterprises’ (“SMEs”) limited experience with the Internet as a marketing channel;

•	failure to develop an independent and reliable means of verifying online traffic;

•	ineffectiveness of our online marketing delivery, tracking and reporting systems; and

•	lack of increase in Internet usage in China.

We face significant competition and may suffer from a loss of users and customers as a result.

We face significant competition in almost every aspect of our business, particularly from other companies that seek to provide Internet search services to users and provide online marketing services to customers. Our main competitors include U.S.-based Internet search providers such as Google, Yahoo! and Microsoft, as well as Chinese Internet companies. These Chinese competitors include Internet portals such as Netease, Sina and Sohu, other Internet search service providers such as Sougou, Yisou and Zhong Sou, and business-to-business, or B2B, service providers such as Alibaba. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance) and quantity (index size) of the search results, availability and ease of use of products and services, the number of customers, distribution channels and the number of associated third-party websites. In addition, we may face greater competition from our U.S. competitors as a result of, among other things, a relaxation on the foreign ownership restrictions of PRC Internet content and advertising companies, improvements in online payment systems and Internet infrastructure in China and our U.S. competitors’ increased business activities in China.

Many of these competitors have significantly greater financial resources than we do. They also have longer operating histories and more experience in attracting and retaining users and managing customers than we do. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for users, customers, distributors and networks of third-party websites, investing more heavily in research and development and making acquisitions. If any of our competitors provides comparable or better Chinese language search experience, our user traffic could decline significantly. Any such decline in traffic could weaken our brand, result in loss of customers and users and have a material adverse effect on our results of operations.

We also face competition from traditional advertising media, such as newspapers, magazines, yellow pages, billboards and other forms of outdoor media, television and radio. Most large companies in China allocate, and will likely continue to allocate, most of their marketing budgets to traditional advertising media and only a small portion of their budgets to online marketing. If these companies do not devote a larger portion of their marketing budgets to online marketing services provided by us, or if our existing customers reduce the amount they spend on online marketing, our results of operations and future growth prospects could be adversely affected.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed.

We believe that recognition of our brand “Baidu” has contributed significantly to the success of our business. We also believe that maintaining and enhancing the “Baidu” brand is critical to expanding our base of users, customers and Baidu Union members. As our market becomes increasingly competitive, maintaining and enhancing our brand will depend largely on our ability to remain as an Internet search leader in China, which may be increasingly difficult and expensive.

Historically, we developed our user base primarily by word-of-mouth and incurred limited brand promotion expenses. Our initial public offering in 2005 has significantly enhanced our brand recognition. We are also continuing our brand promotion efforts which we started approximately a year ago, but we cannot assure you that our new marketing efforts will be successful in further promoting our brand. If we fail to promote and maintain the “Baidu” brand, or if we incur excessive expenses in this effort, our business and results of operations could be materially and adversely affected.

If we fail to continue to innovate and provide relevant products and services, we may not be able to generate sufficient user traffic levels to remain competitive.

Our success depends on providing products and services that people use for a high-quality Internet experience. Our competitors are constantly developing innovations in Internet search and online marketing as well as enhancing users’ online experience. As a result, we must continue to invest significant resources in research and development to enhance our Internet search technology and our existing products and services and introduce additional high-quality products and services to attract and retain users. If we are unable to anticipate user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users and customers. Our operating results may also suffer if our innovations do not respond to the needs of our users and customers, are not appropriately timed with market opportunities or are not effectively brought to market. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar to or better than those generated by our search services. This may force us to expend significant resources in order to remain competitive.

If we fail to keep up with rapid technological changes, our future success may be adversely affected.

The online marketing industry is subject to rapid technological changes. Our future success will depend on our ability to respond to rapidly changing technologies, adapt our services to evolving industry standards and improve the performance and reliability of our services. Our failure to adapt to such changes could harm our business. New marketing media could also adversely affect us. For example, the number of people accessing the Internet through devices other than personal computers, including mobile telephones and hand-held devices, has increased in recent years. If we are slow to develop products and technologies that are more compatible with non-PC communications devices, we may not be successful in capturing a significant share of this increasingly important market for media and other services. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive in our rapidly evolving industry, our future success may be adversely affected.

We may face intellectual property infringement claims and other related claims that could be time-consuming and costly to defend and may result in our inability to continue providing certain of our existing services.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. The validity, enforceability and scope of protection of intellectual property in Internet-related industries, particularly in China, are uncertain and still evolving. In addition, many parties are actively developing and seeking protection for Internet-related technologies, including seeking patent protection. There may be patents issued or pending that are held by others that cover significant aspects of our technologies, products, business methods or services. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.

Our products and services link to materials in which third parties may claim ownership of trademarks, copyrights or other rights. From time to time, we may be subject to trademark or copyright infringement or related claims in China and/or internationally. For example, we provide search engine facilities capable of finding and accessing links to downloadable MP3 music, movies, images and other multimedia files and/or other items hosted on third-party websites, which may be protected by copyright, including search facilities enabling our users to search for MP3 music files in various ways such as by artist, title, or via lists of most-searched-for titles and artists. In the United States, the legal standards for determining indirect liability for copyright infringement have been strengthened by the United States Supreme Court in the decision Metro-Goldwyn-Mayer Studios Inc. v. Grokster, Ltd., et al., 125 S. ct. 2764 (2005), or Grokster. The implications of the Grokster decision for search engine services such as our MP3 search service are uncertain and may increase the risk of legal liability. While we conduct our business operations outside the United States, we cannot assure you that we would not be subject to U.S. copyright laws, including the legal standards established by Grokster. Moreover, we cannot assure you that Grokster will not influence the legal standards for determining indirect copyright infringement in other jurisdictions, including China. In light of Grokster and the associated publicity, copyright owners may monitor their copyrighted materials more closely worldwide and may seek to enforce their rights under theories of indirect liability or otherwise. As a result, we face increased risks of being subject to copyright infringement claims relating to our MP3 search service. Furthermore, this same consideration may also lead to decreased availability of third-party MP3 websites. A significant portion of our traffic is generated by users of our MP3 search service. According to Alexa.com, 16% of our traffic went to mp3.baidu.com, our MP3 search platform, as of March 31, 2006. Should we face (as a result of the foregoing considerations or otherwise) a need or decision to substantially modify, limit, or terminate our MP3 search service, our business, financial condition or results of operations could be materially and adversely affected.

In addition, as do many Internet websites, we host certain song lyrics on our websites which may be protected by copyright. As a result, we may be subject to copyright infringement claims. We have received notice letters from parties asserting trademark and copyright infringement claims against us. Moreover, we may be subject to administrative actions brought by the PRC State Copyright Bureau for alleged copyright infringement, and as a result may be subject to fines and/or other penalties and be required to discontinue infringing activities. In addition, we provide links to images of celebrities and other persons, and may face claims for misappropriation of publicity rights. Finally, since a substantial portion of our search results links to MP3 files and other materials in which third parties may claim to own trademarks, copyrights or publicity rights and since we host certain song lyrics on our websites which may be protected by copyright, we may be required to change our business model and service offerings to minimize this risk, which would adversely affect our business prospects.

Intellectual property litigation is expensive and time consuming and could divert resources and management attention from the operations of our business. We are currently named as a defendant in a number of copyright infringement suits in China in connection with our MP3 and movie search services and the courts have not made final rulings on these cases. See Item 8A. “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” If there is a successful claim of infringement, we may be required to pay substantial fines and damages or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation could have a material adverse effect on our business, financial condition or results of operations.

We may be subject to patent infringement claims with respect to our P4P platform.

Our technologies and business methods, including those relating to our pay-for-performance, or P4P platform, may be subject to third-party claims or rights that limit or prevent their use. Overture Services Inc., a subsidiary of Yahoo!, had applied for a patent in China relating to a P4P platform prior to our patent application in China covering a P4P platform. Based on a search conducted by an intellectual property agency in China, as of May 25, 2006, no patents relating to a P4P platform had been issued in China. The application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and involve a certain degree of uncertainty. We cannot assure you that Overture or any other party will not obtain a patent covering a P4P platform in China. If Overture obtains a patent covering a P4P platform in China, it may seek to bring a claim against us alleging our infringement of its patent rights in China. We cannot assure you that we will be successful in defending against any such claim relating to the P4P platform used by us because Overture’s patent application in China was filed prior to ours and there may be similarities between certain claims covered by the two patent applications.

Moreover, certain U.S.-based companies, including Overture, have been granted patents in the United States relating to P4P platforms or technologies and similar business methods and related technologies. Based on publicly available information, we are aware that Overture has brought patent infringement claims in the United States against parties such as Findwhat.com and while we believe that we are not subject to U.S. patent laws since we conduct our business operations outside of the U.S., we cannot assure you that U.S. patent laws would not be applicable to our business operations, or that holders of patents relating to a P4P platform would not seek to enforce such patents against us in the United States or China. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were sued for patent infringement claims in the United States or China relating to our P4P platform, and we were found to infringe such patents and were not able to adopt non-infringing technologies, we may be severely limited in our ability to operate our P4P business, which would have a material adverse effect on our results of operations and business prospects.

Third parties may bring claims against us based on the content found on our websites.

We may be subject to claims for defamation, negligence or other legal theories based on the content found on our websites. In addition to the content developed by ourselves and posted on our websites, our users are free to post information on Baidu Post Bar, Baidu Knows, Baidupedia and other sections of our websites, and our P4P customers may create text-based descriptions and other phrases to be used as text or keywords in our search listings. Claims for defamation, negligence or other legal theories based on the content found on our websites, with or without merit, would result in diversion of the attention of our management personnel and our financial resources. Furthermore, if the content posted on our websites contains information that government authorities find objectionable, our websites may be shut down and we may be subject to other penalties. See “—Risks Relating to Doing Business in China—Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and subject us to liability for information linked to our websites.”

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. The protection of intellectual property rights in China may not be as effective as those in the United States or other countries. The steps we have taken may be inadequate to prevent the misappropriation of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us. Moreover, unauthorized use of our technology could enable our competitors to offer Chinese language search, Baidu Post Bar, P4P or other online marketing services that are comparable to or better than ours, which could harm our business and competitive position. From time to time, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.

If we fail to retain existing customers or attract new customers for our online marketing services, our business and growth prospects could be seriously harmed.

In 2004 and 2005, we generated approximately 91.0% and 96.3% of our total revenues from online marketing services, respectively, a substantial majority of which was generated from our P4P services. Our online marketing customers will not continue to do business with us if their investment does not generate sales leads and ultimately consumers, or if we do not deliver their web pages in an appropriate and effective manner. Our P4P customers may discontinue their business with us at any time and for any reason as they are not subject to fixed-term contracts. Failure to retain our existing online marketing customers or attract new customers for our online marketing services could seriously harm our business and growth prospects.

Because we primarily rely on distributors in providing our P4P services, our failure to retain key distributors or attract additional distributors could materially and adversely affect our business.

Online marketing is at an early stage of development in China and is not as widely accepted by or available to businesses in China as in the United States. As a result, we rely heavily on a nationwide distribution network of third-party distributors for our sales to, and collection of payment from, our P4P customers. If our distributors do not provide quality services to our P4P customers or otherwise breach their contracts with our P4P customers, we may lose customers and our results of operations may be materially and adversely affected. We do not have long-term agreements with any of our distributors, including our key distributors, and cannot assure you that we will continue to maintain favorable relationships with them. Our distribution arrangements, except for those with our key distributors, are non-exclusive. Furthermore, some of our distributors also contract with our competitors or potential competitors and may not renew their distribution agreements with us. In addition, as new methods for accessing the Internet, including the use of wireless devices, become available, we may need to expand our distribution network. If we fail to retain our key distributors or attract additional distributors on terms that are commercially reasonable, our business and results of operations could be materially and adversely affected.

We rely on our Baidu Union members for a significant portion of our revenues. If we fail to retain existing Baidu Union members or attract additional members, our revenue growth and profitability may be adversely affected.

We pay our Baidu Union members a portion of our revenues generated from click-throughs by users of our Baidu Union members’ property. We consider our Baidu Union critical to the future growth of our revenues. Some of our Baidu Union members, however, may compete with us in one or more areas of our business. Therefore, they may decide in the future to terminate their relationships with us. If our Baidu Union members decide to use a competitor’s or their own Internet search services, our user traffic may decline, which may adversely affect our revenues. If we fail to attract additional Baidu Union members, our revenue growth may be adversely affected. In addition, if we have to share a larger portion of our revenues to retain existing Baidu union members or attract additional members, our profitability may be adversely affected.

Our strategy of acquiring complementary businesses, assets and technologies may fail.

As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic acquisitions of businesses, assets and technologies that complement our existing business. For example, in February 2005, we acquired the distribution business of Shanghai Qilang, which was one of the largest distributors of our P4P services at that time. We may make other acquisitions in the future if suitable opportunities arise. Acquisitions involve uncertainties and risks, including:

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	failure to achieve the intended objectives, benefits or revenue-enhancing opportunities;

•	costs and difficulties of integrating acquired businesses and managing a larger business; and

•	diversion of resources and management attention.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, we may dilute the value of your ADSs and the underlying ordinary shares. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends. Such acquisitions may also generate significant amortization expenses related to intangible assets.

We may not be able to manage our expanding operations effectively.

We commenced operations in 2000 and have expanded our operations rapidly. We anticipate significant continued expansion of our business as we address growth in our user and customer base and market opportunities. To manage the potential growth of our operations and personnel, we will be required to improve operational and financial systems, procedures and controls, and expand, train and manage our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with other websites, Internet companies and other third parties. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Any of the risk factors listed in this “Risk Factors” section, and in particular, the following risk factors, could cause our operating results to fluctuate from quarter to quarter:

•	general economic conditions in China and economic conditions specific to the Internet, Internet search and online marketing;

•	our ability to continue to attract users to our website;

•	our ability to attract additional customers and increase spending per customer;

•	the announcement or introduction of new or enhanced products and services by us or our competitors;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;

•	the results of our acquisitions of, or investments in, other businesses or assets;

•	PRC regulations or actions pertaining to activities on the Internet, including gambling, online games and other forms of entertainment; and

•	geopolitical events or natural disasters such as war, threat of war, avian influenza, Severe Acute Respiratory Syndrome, or SARS, or other epidemics.

Because of our limited operating history and our rapidly growing business, our historical operating results may not be useful to you in predicting our future operating results. Our user traffic tends to be seasonal. For example, we generally experience less user traffic during public holidays in China. In addition, advertising and other marketing spending in China has historically been cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. Our rapid growth has lessened the impact of the cyclicality and seasonality of our business. As we continue to grow, we expect that the cyclicality and seasonality in our business may cause our operating results to fluctuate.

Our business may be adversely affected by third-party software applications that interfere with our receipt of information from, and provision of information to, our users, which may impair our users’ experience.

Our business may be adversely affected by third-party malicious or unintentional software applications that make changes to our users’ computers and interfere with our products and services. These software applications may change our users’ Internet experience by hijacking queries to our websites, altering or replacing our search results, or otherwise interfering with our ability to connect with our users. The interference often occurs without disclosure to or consent from users, resulting in a negative experience that users may associate with Baidu.com. These software applications may be difficult or impossible to remove or disable, may reinstall themselves and may circumvent other applications’ efforts to block or remove them. The ability to provide a superior user experience is critical to our success. If our efforts to combat these software applications are unsuccessful, our reputation may be harmed. This could result in a decline in user traffic and, consequently, our revenues.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team, in particular our chairman and chief executive officer, Robin Yanhong Li, our chief financial officer, Shawn Wang, our chief operating officer, David Hongbo Zhu, our chief technology officer, Jerry Jianguo Liu, and our vice president of marketing, Dong Liang. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future.

In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, distributors, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, containing confidentiality and non-competition provisions. If any disputes arise between any of our senior executives or key personnel and us, we cannot assure you the extent to which any of these agreements may be enforced.

The initial option grants to many of our senior management and other key personnel are fully vested. Therefore, these employees may not have sufficient financial incentive to continue to work for our company, and our ability to execute our business model could be impaired if we cannot replace departing senior management and key personnel in a timely manner.

Many of our senior management personnel and other key personnel have become, or will soon become, substantially vested in their initial share option grants under our 2000 Option Plan. While we often grant additional share incentives to management personnel and other key personnel after their hire dates, the initial grants are usually much larger than subsequent grants. Employees may be more likely to leave us after their initial option grant fully vests, especially if the shares underlying the options have significantly appreciated in value relative to the option exercise price. If any member of our senior management team or other key personnel leaves our company, our ability to successfully operate our business and execute our business strategy could be adversely affected. We may also have to incur significant costs in identifying, hiring, training and retaining replacements of departing employees.

We rely on highly skilled personnel and, if we are unable to retain or motivate them or hire qualified personnel, we may not be able to grow effectively.

Our performance and future success depend on the talents and efforts of highly skilled individuals. We will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

As competition in our industry intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively.

If we are unable to adapt or expand our existing technology infrastructure to accommodate greater traffic or additional customer requirements, our business may be harmed.

Our Baidu.com website regularly serves a large number of users and customers and delivers a large number of daily page views. Our technology infrastructure is highly complex and may not provide satisfactory service in the future, especially as the number of customers using our P4P services increases. We may be required to upgrade our technology infrastructure to keep up with the increasing traffic on our websites, such as increasing the capacity of our hardware servers and the sophistication of our software. If we fail to adapt our technology infrastructure to accommodate greater traffic or customer requirements, our users and customers may become dissatisfied with our services and switch to our competitors’ websites, which could harm our business.

If we fail to detect fraudulent click-through, we could lose the confidence of our customers and our revenues could decline.

We are exposed to the risk of click-through fraud on our paid search results. Click-through fraud occurs when a person clicks paid search results to generate the revenues we pay to our Baidu Union members or our customers rather than to view the content of search results. If we find evidence of past fraudulent clicks, we may have to issue refunds to our customers. If we fail to detect fraudulent clicks or otherwise are unable to prevent this fraudulent activity, the affected customers may experience a reduced return on their investment in our online marketing services and lose confidence in the integrity of our systems. If this happens, we may be unable to retain existing customers and attract new customers for our online marketing services and our online marketing revenues could decline. Google recently agreed to pay up to $90 million to settle a lawsuit in the U.S. alleging Google overcharged thousands of advertisers by concealing the magnitude of click-through fraud to avoid making refunds. We cannot assure you that our customers will not seek to assert click-through fraud claims against us similar to those claimed against Google. Any such claims, regardless of their merits, could be time-consuming and costly to us and could also adversely affect our brand image and our customers’ confidence in the integrity of our systems.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Information Industry of China. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. We cannot assure you that a more sophisticated Internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

We also rely on China Telecommunications Corporation, or China Telecom, and China Netcom Corporation Ltd., or China Netcom, to provide us with data communications capacity primarily through local telecommunications lines and Internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of China Telecom and China Netcom, or if China Telecom or China Netcom otherwise fail to provide such services. In March 2004, due to a power outage at China Netcom’s Internet data center that hosted our servers, we were unable to provide Internet search service for approximately five hours. Any unscheduled service interruption could damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by China Telecom and China Netcom. If the prices that we pay for telecommunications and Internet services rise significantly, our gross margins could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our user traffic may decrease, which in turn may harm our revenues.

Interruption or failure of our information technology and communications systems could impair our ability to effectively provide our products and services, which could damage our reputation and harm our operating results.

Our ability to provide our products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could interrupt our service. Service interruptions could reduce our revenues and profits, and damage our brand if our system is perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, war, earthquakes, floods, fires, power loss, telecommunications failures, computer viruses, interruptions in access to our websites through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems, and similar events. Our servers, which are hosted at third-party Internet data centers, are also vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. The occurrence of a natural disaster or a closure of an Internet data center by a third-party provider without adequate notice could result in lengthy service interruptions.

In April 2004, we failed to provide Internet search results for approximately four hours as a result of an error in operations. If we experience frequent or persistent system failures on our website, our reputation and brand could be permanently harmed. The steps we plan to take to increase the reliability and redundancy of our systems are expensive, reduce our operating margin and may not be successful in reducing the frequency or duration of service interruptions.

Our business could be adversely affected if our software contains bugs.

Our online systems, including our websites, our enterprise search software and other software applications and products, could contain undetected errors or “bugs” that could adversely affect their performance. We regularly update and enhance our website and our other online systems and introduce new versions of our software products and applications. The occurrence of errors in any of these may cause us to lose market share, damage our reputation and brand name, and materially and adversely affect our business.

Concerns about the security of electronic commerce transactions and confidentiality of information on the Internet may reduce use of our network and impede our growth.

A significant barrier to electronic commerce and communications over the Internet in general has been a public concern over security and privacy, including the transmission of confidential information. If these concerns are not adequately addressed, they may inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. If a well-publicized Internet breach of security were to occur, general Internet usage could decline, which could reduce traffic to our destination websites and impede our growth.

We have incurred and will continue to incur increased costs as a result of being a public company.

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. We have incurred and will continue to incur costs associated with our public company reporting requirements. We have incurred and will also continue to incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as rules implemented by the Securities and Exchange Commission, or the SEC, and the Nasdaq Stock Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these rules and regulations may make it more difficult and more expensive for us to maintain director and officer liability insurance at commercially reasonable terms and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Our management may conclude that our internal control over our financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

In connection with the audit of our financial statement for the year ended December 31, 2005, our independent registered public accounting firm identified a number of significant deficiencies, as defined in the Public Company Accounting Oversight Board’s Audit Standard No. 2. The significant deficiencies identified by our independent registered public accounting firm consisted of: (i) the lack of centralized and codified comprehensive accounting policies and procedures manual to guide the day-to-day operations of accounting and finance personnel and the related training on the policies and procedures; (ii) the lack of systematic approach to address deferred tax issues; (iii) the lack of formal credit control policies and procedures; (iv) untimely update of certain information in the human resources database; and (v) untimely update of our fixed assets register. We have implemented the following measures to remediate the deficiencies: (i) codification and development of a comprehensive accounting policies and procedures manual to guide the day-to-day operations of accounting and finance personnel, deferred tax and fixed assets; (ii) improvement of adequate training program on the policies and procedures; (iii) establishment of a comprehensive credit risk management system for advertising services and enterprises software services customers; (iv) hiring and training of personnel as required to implement the relevant policies and procedures; and (v) enforcement of internal audit function to implement our polices and procedures. None of the deficiencies discovered by our independent registered public accounting firm were material weaknesses.

We aim to remediate all significant deficiencies identified by our independent registered public accounting firm by the end of 2006. If we fail to timely achieve and maintain effective internal control over financial reporting, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

As we must account for employee share options using the fair value method beginning from 2006, such accounting treatment could significantly reduce our net income.

Beginning on January 1, 2006, we are required to account for employee share-based compensation in accordance with FASB Statement No. 123(R), Share-Based Payment, which requires measurement of share-based compensation cost at fair value on the date of grant. The fair value, net of estimated forfeitures, should be recognized as an expense over the service period. Historically, we recorded employee share-based compensation to the extent that the fair value of the shares on the date of grant exceeded the exercise price of the option. Beginning in 2006, we could have ongoing share-based compensation charges significantly greater than those we would have recorded under our past method of accounting for share options.

We have limited business insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. We do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster may result in our incurring substantial costs and the diversion of our resources.

Risks Related to Our Corporate Structure

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in such PRC laws and regulations or changes in interpretations thereof may materially and adversely affect our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with our affiliated Chinese entity, Baidu Netcom, and its shareholders. We and Baidu Online are considered foreign persons or foreign invested enterprises under PRC law. As a result, we and Baidu Online are subject to PRC law limitations on foreign ownership of Internet and advertising companies. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

PRC laws and regulations currently provide limited guidance as to whether an Internet search provider that provides search result links to domestic news websites is required to obtain an approval from the State Council News Office. PRC laws and regulations also do not provide clear guidance as to whether an Internet search provider that provides links to online audio/video products is required to obtain an Internet culture permit from the Ministry of Culture or a license for broadcasting audio/video programs from the State Administration of Radio, Film and Television. If the interpretation of existing laws and regulations changes or new regulations come into effect requiring us to obtain any such licenses, permits or approvals, we cannot assure you that we may successfully obtain them, and we may need to remove links to news and audio/video products until we obtain the requisite licenses, permits and approvals.

The PRC government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. We cannot predict the effect of the interpretation of existing or new PRC laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future PRC laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.

If the PRC government were to classify P4P services as a form of advertising, we may have to conduct our P4P business through Baidu Netcom, which would increase our effective tax rate, and we might be subject to sanctions and required to pay delinquent taxes.

PRC laws and regulations related to advertising do not currently classify P4P as a form of advertising. We conduct our P4P business through Baidu Online, which does not hold an advertising license. However, we cannot assure you that the PRC government will not classify P4P as a form of advertising in the future. If new regulations characterize P4P as a form of advertising, we may have to conduct our P4P business through Baidu Netcom. This would increase our consolidated effective tax rate for two reasons. First, advertising revenues generated by Baidu Netcom are subject to a 3% construction fee for culture undertakings in addition to the 5% business tax. Second, Baidu Netcom is subject to the 33% statutory enterprise income tax rate, as compared to the preferential enterprise income tax rate of 7.5% that Baidu Online is subject to as of the date of this annual report. See Item 5A. “—Operating Results—Taxation” for more information on PRC business and enterprise income tax as applicable to Baidu Netcom and Baidu Online. Moreover, if the change in classification of P4P were retroactively applied, we might be subject to sanctions, including payment of delinquent taxes and fines. Any change in the classification of P4P by the PRC government may significantly disrupt our operations and materially and adversely affect our business, results of operations and financial conditions.

We may be adversely affected by complexity, uncertainties and changes in PRC regulation of Internet business and companies, including limitations on our ability to own key assets such as our website.

The PRC government extensively regulates the Internet industry including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the Internet industry include the following:

•	We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including online information services.

•	The uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices, means that permits, licenses or operations at some of our companies may be subject to challenge. Such challenges may disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•	Certain PRC government authorities have stated publicly that they are in the process of promulgating new laws and regulations that will regulate Internet activities. The areas of regulation may include online advertising, online news displaying, online audio-video program broadcasting and the provision of culture-related information over the Internet. Other aspects of our online operations may be regulated in the future. If our operations do not comply with these new regulations at the time they become effective, we could be subject to penalties.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business.

In order to comply with PRC laws and regulations limiting foreign ownership of Internet and advertising businesses, we conduct our ICP and online advertising businesses through Baidu Netcom by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be adversely affected.

The PRC government restricts foreign investment in Internet and advertising businesses. Accordingly, we operate our websites and our online advertising business in China through Baidu Netcom, a company wholly owned by our chairman, chief executive officer and co-founder Robin Yanhong Li and our co-founder Eric Yong Xu, both of whom are PRC citizens. Baidu Netcom holds the licenses and approvals necessary to operate our website and our online advertising business in China. We have contractual arrangements with Baidu Netcom and its shareholders that allow us to substantially control Baidu Netcom. We cannot assure you, however, that we will be able to enforce these contracts.

Although we believe we comply with current PRC regulations, we cannot assure you that the PRC government would agree that these operating arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. If the PRC government determines that we do not comply with applicable law, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our website, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business.

Our contractual arrangements with Baidu Netcom and its shareholders may not be as effective in providing control over these entities as direct ownership.

Since PRC law limits foreign equity ownership in Internet and advertising companies in China, we operate our ICP and advertising businesses through Baidu Netcom. We have no equity ownership interest in Baidu Netcom and rely on contractual arrangements to control and operate such businesses. These contractual arrangements may not be as effective in providing control over Baidu Netcom as direct ownership. For example, Baidu Netcom could fail to take actions required for our business or fail to maintain our website despite its contractual obligation to do so. If Baidu Netcom fails to perform under their agreements with us, we may have to rely on legal remedies under PRC law, which may not be effective. In addition, we cannot assure you that either of Baidu Netcom’s shareholders would always act in our best interests.

Our contractual arrangements with Baidu Netcom may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between Baidu Online and Baidu Netcom, we are effectively subject to the 5% PRC business tax on both revenues generated by Baidu Netcom’s operations in China and revenues derived from Baidu Online’s contractual arrangements with Baidu Netcom. Moreover, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between Baidu Online and Baidu Netcom were not on an arm’s length basis and therefore constitute a favorable transfer pricing. As a result, the PRC tax authorities could request that Baidu Netcom adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by:

•	increasing Baidu Netcom’s tax expenses without reducing Baidu Online’s tax expenses, which could subject Baidu Netcom to late payment fees and other penalties for under-payment of taxes; and/or

•	resulting in Baidu Online’s loss of its preferential tax treatment.

We may have exposure to greater than anticipated tax liabilities.

We are subject to income tax, business tax and other taxes in many provinces and cities in China and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment and, in the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statement and may materially affect our financial results in the period or periods for which such determination is made.

The principal shareholder of Baidu Netcom has potential conflicts of interest with us, which may adversely affect our business.

Robin Yanhong Li, our chairman and chief executive officer, is also the principal shareholder of Baidu Netcom. Conflicts of interests between his duties to our company and Baidu Netcom may arise. As Mr. Li is a director and executive officer of our company, he has a duty of loyalty and care to us under Cayman Islands law when there are any potential conflicts of interests between our company and Baidu Netcom. Additionally, Mr. Li has executed an irrevocable power of attorney to appoint the individual designated by us to be his attorney-in-fact to vote on his behalf on all Baidu Netcom matters requiring shareholder approval. We cannot assure you, however, that when conflicts of interest arise, Mr. Li will act completely in our interests or that conflicts of interests will be resolved in our favor. In addition, Mr. Li could violate his employment agreement with us or his legal duties by diverting business opportunities from us to others. If we cannot resolve any conflicts of interest between us and Mr. Li, we would have to rely on legal proceedings, which could result in the disruption of our business.

Our corporate actions are substantially controlled by our principal shareholders and affiliated entities.

Our principal shareholders and their affiliated entities own more than a majority of our voting power due to our dual-class ordinary share structure. These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

We may be unable to collect long-term loans to the shareholders of Baidu Netcom.

As of March 31, 2006, we had made long-term loans in an aggregate principal amount of RMB10 million (US$1.2 million) to the shareholders of Baidu Netcom. We extended these loans to help them fund the capitalization of Baidu Netcom. We may in the future provide additional loans to the shareholders of Baidu Netcom in connection with any increase in the capitalization of Baidu Netcom to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans will depend on the profitability of Baidu Netcom and its operational needs, which are uncertain.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and subject us to liability for information linked to our website.

The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content and other licenses and the closure of the concerned websites. In the past, failure to comply with such requirements has resulted in the closure of certain websites. The website operator may also be held liable for such censored information displayed on or linked to the website.

In addition, the Ministry of Information Industry has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider to block any Internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information. Furthermore, we are required to report any suspicious content to relevant governmental authorities, and to undergo computer security inspections. If we fail to implement the relevant safeguards against security breaches, our websites may be shut down and our business and/or Internet content provision license may be revoked. In addition, Internet companies which provide bulletin board systems, chat rooms or similar services, must apply for specific approval from relevant authorities.

In June 2002, we were required to shut down our server for one week and pay an RMB10,000 fine because our search results contained certain content that the public security authorities considered socially harmful. Although we attempt to monitor the content in our search results and on our Baidu Post Bar, a query-based online community, we are not able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our Baidu Post Bar message boards by our users. To the extent that PRC regulatory authorities find any content displayed on our websites objectionable, they may require us to limit or eliminate the dissemination of such information on our websites, which may reduce our user traffic and have an adverse effect on our business. In addition, we may be subject to penalties for violations of those regulations arising from information displayed on or linked to our websites, including a suspension or shutdown of our online operations.

PRC government authorities may deem certain third-party websites unlawful and could require us to remove links to such websites, which may reduce our user traffic and have a material adverse effect on our business.

The Internet industry in China, including the operation of online activities, is extensively regulated by the PRC government. Various PRC government authorities such as the State Council, the Ministry of Information Industry, the State Administration for Industry and Commerce, the State Press and Publication Administration and the Ministry of Public Security are empowered to issue and implement regulations governing various aspects of the Internet and online activities. Substantial uncertainties exist regarding the potential impact of current and future PRC laws and regulations on Internet search providers. We are not able to control or restrict the operation of third-party websites linked to or accessible through our website. If third-party websites linked to or accessible through our websites operate unlawful activities such as online gambling on their websites, PRC regulatory authorities may require us to report such unlawful activities to relevant authorities and to remove the links to such websites or suspend or shut down the operation of such websites. This in turn may reduce our user traffic and adversely affect our business. In addition, we may be subject to potential liabilities for providing links to third-party websites that operate unlawful activities.

Intensified government regulation of Internet cafes could restrict our ability to maintain or increase user traffic to our website.

In April 2001, the PRC government began tightening its regulation of Internet cafes. In particular, a large number of unlicensed Internet cafes have been closed. In addition, the PRC government has imposed higher capital and facility requirements for the establishment of Internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow down the growth of Internet cafes. In June 2002, the Ministry of Culture, together with other government authorities, issued a joint notice, and in February 2004, the State Administration of Industry and Commerce, or the SAIC issued another notice, suspending the issuance of new Internet cafe licenses. It is unclear when this suspension will be lifted. So long as Internet cafes are one of the primary venues for our users to access our website, any reduction in the number, or any slowdown in the growth, of Internet cafes in China could limit our ability to maintain or increase user traffic to our website.

If PRC laws and regulations were to phase out the preferential tax benefits currently being extended to foreign invested enterprises and “new or high-technology enterprises” located in a high-tech zone, we would have to pay more taxes, which could have a material and adverse effect on our financial condition and results of operations.

Under PRC laws and regulations, a foreign invested enterprise may enjoy preferential tax benefits if it is registered in a high-tech zone and also qualifies as “new or high-technology enterprise”. As a foreign invested enterprise as well as a certified “new or high-technology enterprise” located in a high-tech zone in Beijing, Baidu Online is entitled to a three-year exemption from enterprise income tax beginning from its first year of operation, a 7.5% enterprise income tax rate for another three years followed by a 15% tax rate so long as it continues to qualify as a “new or high-technology enterprise.” Baidu Online is currently subject to a 7.5% enterprise income tax rate and has become subject to a 15% rate beginning in 2006 for so long as its status as a “new or high-technology enterprise” remains unchanged. Furthermore, Baidu Online may apply for a refund of the 5% business tax levied on its total revenues derived from its technology consulting services. We also intend to apply for similar preferential tax benefits for our newly established subsidiary, Baidu China, in the near future. If the PRC laws and regulations were to phase out preferential tax benefits currently granted to “new or high-technology enterprises” and technology consulting services, we would be subject to the standard statutory tax rate, which currently is 33%, and we would be unable to obtain business tax refunds for our provision of technology consulting services. Loss of these preferential tax treatments could have a material and adverse effect on our financial condition and results of operations.

Our subsidiaries and Baidu Netcom are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the Cayman Islands and do not have any assets or conduct any business operations other than our investments in our subsidiaries and Baidu Netcom. As a result of our holding company structure, we rely entirely on dividends payments from our subsidiaries in China after they receive payments from Baidu Netcom under various service and other contractual arrangements. However, PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and affiliated entity in China are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “Risks Related to Doing Business In China—Government control of currency conversion may affect the value of your investment.” Furthermore, if our subsidiaries or affiliated entity in China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or either of our subsidiaries is unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to pay dividends on our ordinary shares and ADSs.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and Baidu Netcom. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process upon, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against, us or our management.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Recent PRC regulations relating to the establishment of special purpose offshore companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

The State Administration of Foreign Exchange, or SAFE, issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing, referred to in the notice as a “special purpose offshore company.” PRC residents that were shareholders of special purpose offshore companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

We have notified shareholders of our company whom we know are PRC residents to register with the local SAFE branch as required under the new SAFE notice. We are aware that our major shareholders who are PRC residents have registered with the local SAFE branch. The failure or inability of our shareholders resident in the PRC to comply with the registration procedures or amend their registrations as required may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to our company or otherwise adversely affect our business.

Fluctuation in the value of RMB may have a material adverse effect on your investment.

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 2.5% appreciation of the RMB against the U.S. dollar by the end of 2005. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Our revenues and costs are mostly denominated in RMB, while a significant portion of our financial assets are denominated in U.S. dollars. We rely entirely on dividends and other fees paid to us by our subsidiaries and affiliated entity in China. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian influenza, SARS or another epidemic or outbreak. In 2005 and 2006, there have been reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases. Any prolonged recurrence of avian influenza, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. For instance, health or other government regulations adopted in response to an epidemic or outbreak may require temporary closure of Internet cafes, which is where many users access our websites, or of our offices. Such closures would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian influenza, SARS or any other epidemic.

Risks Related to Our ADSs

The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from August 5, 2005, the first day on which our ADSs were listed on Nasdaq National Market, until June 15, 2006, the trading prices of our ADSs ranged from $44.44 to $153.98 per ADS and the closing sale price on June 15, 2006 was $82.48 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in Internet search and online marketing markets;

•	changes in the economic performance or market valuations of other Internet search or Internet companies that are perceived to be comparable to us;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	intellectual property litigation;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ADSs; and

•	general economic or political conditions in China.

In addition, the stock market in general, and the market prices for Internet-related companies and companies with operation in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ADSs after the expiration of our lock-up period in August 2006 or underwriters’ early release of the lock-up restrictions, the prevailing market price for our ADSs could be adversely affected.

In addition, we may issue additional ordinary shares for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ADSs.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and all of our officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2004 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering. Many of our major shareholders who acquired our shares prior to our initial public offering hold our Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. In addition, if at any time our chairman and executive officer, Robin Yanhong Li, and his affiliates collectively own less than 5% of the total number of the issued and outstanding Class B ordinary shares, each issued and outstanding Class B ordinary share shall be automatically and immediately converted into one share of Class A ordinary share, and we shall not issue any Class B ordinary shares thereafter.

Due to the disparate voting powers attached to these two classes, certain shareholders have significant voting power over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our articles of association include certain provisions that could limit the ability of others to acquire control of our company, and deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions, including the following provisions:

•	A dual-class ordinary share structure.

•	Our board of directors has the authority, without approval by the shareholders, to issue up to a total of 10,000,000 preferred shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred shares.

•	Our board of directors has the right to elect directors to fill a vacancy created by the increase of the board of directors or the resignation, death or removal of a director, which prevents shareholders from having the sole right to fill vacancies on our board of directors.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequence to U.S. Holders.

Based on the price of the ADSs and our ordinary shares, the composition of our income and assets and our operations, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2005. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2006 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The future value of our assets is generally determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash raised in any offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10.E Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.    History and Development of the Company

We were incorporated in the Cayman Islands in January 2000. Since our inception, we have conducted our operations principally through Baidu Online, our wholly owned subsidiary in Beijing, China. In addition, we have conducted part of our operations through Baidu Netcom, a limited liability company in Beijing, China, which holds the licenses and approvals necessary to operate our websites and provide online advertising services. In June 2005, we established Baidu China, a wholly owned subsidiary in Shanghai, China. We intend to manage our business and operations in the southern part of China through Baidu China in the future. In June 2006, we assisted in establishing Beijing Perusal Technology Co., Ltd., or Beijing Perusal, a limited liability company in Beijing, China which is expected to be our consolidated affiliated entity. We have a British Virgin Islands intermediate holding company, Baidu Holdings Limited. Other than the equity interests in our subsidiaries in China, this company does not own any assets or conduct any operations.

In August 2005, we completed the initial public offering of our ADSs, each of which representing one Class A ordinary share, and listed our ADSs on Nasdaq.

Our principal executive offices are located at 12/F, Ideal International Plaza, No. 58 West-North 4th Ring, Beijing 100080, People’s Republic of China. Our telephone number at this address is +86 (10) 8262-1188.

B.    Business Overview

We are the leading Chinese language Internet search provider. Our search engine was the most frequently used search engine in China in 2005, according to a survey conducted by iResearch. Our Baidu.com website was the largest website in China and the fourth largest website globally, as measured by user traffic during the three-month period ended March 31, 2006, according to Alexa.com. We offer a unique Chinese language search platform to both users and customers. Our platform consists of our websites and Baidu Union, which is our network of third-party websites and software applications.

Our services are designed to enable Internet search users to find relevant information online, including Chinese language web pages, news, images and multimedia files, through links provided on our websites.

Our auction-based P4P services enable our customers to bid for priority placement of their links in keyword search results. We believe we were the first auction-based P4P service provider in China. Our online advertising services allow customers to use both query sensitive and non-query sensitive advertising services, including text links, graphical advertisements and other forms of online advertising. We design and deliver our services to our P4P and tailored-solutions customers based on their online marketing requirements. Our P4P customers are those who primarily use our auction-based P4P services, and our tailored-solutions customers are those to whom we provide marketing solutions, which may consist of one or more forms of our online advertising services as well as P4P services. In 2005, we had over 76,000 active online marketing customers.

Products and Services for Users

We focus on offering products and services that enable our users to find relevant information quickly and easily. We offer the following services at Baidu.com to users free of charge:

Baidu Web Search. Baidu’s web search allows users to locate information, products and services using Chinese language search terms. Through our search software, we build and continuously refine a large database of Chinese synonyms and closely associated phrases, which is essential for accurate and efficient execution of Chinese language searches. The Baidu.com home page prominently features a search box that is designed to load quickly. After entering a search query, users are generally presented with a list of search results, which may include our customers’ links. Users can then access the desired websites by clicking on the hypertext links displayed in the search results.

In addition to providing access to more than 1.2 billion indexed Chinese language web pages, we have integrated additional features into our web search that help users find information more easily. The Baidu web search includes the following features:

•	Related Search – provides alternative search terms based on the original queries to help users find relevant web pages quickly;

•	Search in Results – enables users to conduct additional searches within the initial search results;

•	Search by Chinese Phonetics (Pinyin) – enables users to conduct quick searches by entering Chinese phonetics with letters of the English alphabet instead of Chinese characters;

•	Advanced Search – enables users to create more focused queries by employing techniques such as narrowing results to specified words or phrases, document formats, geographic regions, time frames or websites;

•	Snapshots – provides snapshots of web pages taken when the pages were indexed, allowing users to view web pages that cannot be quickly or easily opened;

•	Translation – provides instant translations of words and phrases from English to Chinese or vice versa;

•	Spell Checker – suggests alternate search terms when a search appears to contain misspellings or typing errors;

•	Stock Quotes – provides links to stock information of companies listed on the stock exchanges in China;

•	Travel Information – enables users to check domestic train and flight schedules as well as schedules of international flights departing from or arriving in China; and

•	Calculator – performs basic arithmetic and complicated math and converts between units of measure.

Baidu Post Bar. Baidu Post Bar provides users with a query-based searchable community to exchange views and share knowledge and experiences. Through Baidu Post Bar, users can search, read and browse Internet message boards and post messages to other members of the community. Baidu Post Bar covers a broad range of topics and interest areas, such as society, technology, sports, entertainment and fashion.

Baidu Information. Baidu Information provides links to an extensive selection of local, national and international news and it presents news stories in a searchable format, typically within minutes of their publication on the web. Baidu Information uses an automated process to display links to related headlines, which enables people to see many different viewpoints on the same story. Baidu Information is typically updated every three to six minutes throughout the day.

Baidu Knows. Baidu Knows provides users with a query-based searchable community to share knowledge and experience. Through Baidu Knows, registered members of Baidu Knows can post specific questions for other members to respond and also answer questions of other members. Any users of our websites can also search, read and browse questions and answers by registered members of Baidu Knows. Baidu Knows contains a board range of areas.

Baidu MP3 Search. Baidu MP3 Search provides algorithm-generated links to songs and other multimedia files provided by Internet content providers. The user can also sort Baidu MP3 Search links by various categories, including lists of top songs and artists, which are updated automatically every week based on the number of clicks.

Baidu Image Search. Baidu Image Search enables users to search million images on the Internet. Baidu Image Search offers advanced features, such as search by image size and by color format. Image listings are organized by various categories which are updated automatically through algorithms.

Other Search Products. We are continuously developing and introducing new products to make Baidu.com more attractive to our users. We currently offer a variety of online search products, including Baidu Movie Search, Baidu Search Ranking, Baidu Web Directory, Baidu Local Search and Baidu Traditional Chinese Culture Search, etc.

Baidu Movie Search. Baidu Movie Search is a subscription-based service which allows users to search movies by keywords or by various categories and provides links to an extensive collection of movies hosted on the websites of certain well-known PRC media companies. These media companies have represented to us that they have valid licenses to distribute the movies on their websites.

Baidu Search Ranking. Baidu Search Ranking provides listings of top search terms based on daily search queries entered on Baidu.com. The listings are organized by categories and allow users to easily locate popular search terms on topics of interest.

Baidu Web Directory. Baidu Web Directory enables users to browse and search through websites that have been organized into categories. We also operate Hao123.com, a popular Chinese web directory navigation site in China.

Baidu Map Search. Baidu Map Search enables users to search online maps of over 50 major cities in China. Users have the option to type search terms into a single search box to find a particular place or get driving directions and public transportation routes.

Baidu Local Search. We have developed Baidu Local Search jointly with China Telecom to allow users to conduct online searches for local business information in specific localities in China. The information is derived from yellow page phone books published by China Telecom.

Baidu Ancient Chinese Literature Search. We recently introduced Baidu Ancient Chinese Literature Search, which allows users to search and peruse ancient Chinese masterpieces covering literature, history, religion, philosophy, arts and other essential components of the traditional Chinese culture within our online database. We have created the first online database of Ancient Chinese Literature in the world to serve and benefit users who appreciate the profound Chinese culture.

Baidu Government Information Search. We recently introduced Baidu Government Information Search, which allows users to search various regulations, rules, notices and other information announced by PRC government entities.

Baidu Postal Code Search. Our newly introduced Baidu Postal Code Search enables our users to search postal codes in 354 cities in China.

Baidupedia. Baidupedia is an evolving encyclopedia compiled by registered Internet users. Registered users can share their knowledge by adding new terms and new content in Baidupedia. Any users of our Baidu.com website can also search, read and browse all terms and content contributed by registered users of Baidupedia.

In addition, we offer certain free, downloadable software tools, namely, Baidu Desktop Search, which enables users to search all files saved on their computer without launching a web browser, and Baidu Sobar, which, once installed, shows up on a computer’s tool bar and makes our search function readily available on every web page that a user browses.

Products and Services for Customers

We focus on providing customers with cost-effective and targeted marketing solutions. We generate revenues primarily from online marketing services and, to a lesser extent, sales of enterprise search software and portal search services.

Online Marketing Services

P4P. Our P4P platform enables our customers to reach users who search for information related to their products or services. Customers may use our automated online tools to create text-based descriptions of their web pages and bid on keywords that trigger the display of their web page information and link. Our P4P platform features an automated online sign-up process that allows customers to activate their accounts at any time.

Our P4P platform is an online marketplace that introduces Internet search users to customers who bid, or pay a fixed fee per click-through, for priority placement in the search results. We offer varying discounts to distributors in consideration for their distribution of our P4P services. Links to customers’ websites are listed in descending order of customers’ bids, with the highest bidder appearing as the first search result. Customers may choose to set a daily limit on the amount spent and may also choose to target only users accessing our website from specified regions in China. Customers can see the competing bids on the same keywords, enabling each customer to determine the bid required to achieve a desired ranking. This transparent bidding process creates competition among customers.

We offer customers additional services that help to maximize their ROIs, including:

•	Keyword Suggestions – We suggest synonyms and associated phrases to use as keywords or text in search listings. These suggestions can improve click-through rates of the customer’s listing and increase the likelihood that a user will enter into a transaction with the customer;

•	Account Management – We help manage customers’ P4P accounts by, among other things, adjusting keywords from time to time at their request to help increase the click-through rate for their listings; and

•	Performance Reporting – We provide our customers online daily reports of the number of click-throughs, clicked keywords and the total costs incurred, as well as statistical reports organized by geographic region.

ProTheme. We offer ProTheme services to some of our Baidu Union members. Our services enable these Baidu Union members to display our customers’ promotional links that are relevant to the subject on Baidu Union members’ websites. We generate revenues from our ProTheme services based on the number of clicks on our customers’ links and share the revenues with our Baidu Union members in accordance with pre-agreed terms.

Fixed Ranking. Our fixed ranking services allow our customers to display query sensitive text links at a designated location on our search results pages. Our customers pay us an amount based primarily on the location of their text links on our web pages.

Other Forms of Online Advertising. Other forms of our online advertising services allow customers to display query sensitive and/or non-query sensitive advertisements on our websites, including graphical advertisements. Our advertising contracts are generally short-term. Standard rates for online advertisements vary depending on several factors, including the term of the contract, channel and traffic reach and the size and position of the advertisement on our web pages.

Other Services

Our other services primarily include enterprise search software and related services to companies and government agencies in China. We develop, market and sell software that employs our search technology to search and manage information on our customers’ intranet and on the Internet. Its features include full text search, picture search and information classification. Our enterprise search software customers generally pay us a one-time fee after we deliver the software and related services. We also provide after-sale technical support services in accordance with our contracts with customers.

We provided our search engine to selected Chinese Internet portals that offered search results to their own users without displaying our brand during the early stage of our development. We have discontinued our portal search services recently.

Baidu Union

Our Baidu Union consisted of a large number of third-party websites and software applications. Our Baidu Union members typically incorporate a Baidu search box or toolbar on their properties and allow their users to access our Baidu.com website by searching via Baidu search box or toolbar. Our relationships with Baidu Union members allow them to provide high-quality and relevant search results to their users without the costs associated with building and maintaining advanced search capabilities in-house. We typically share revenues with our Baidu Union members based on the number of click-throughs from their users. We intend to recruit additional Baidu Union members to further increase traffic to our Baidu.com website.

Our Customers

Online Marketing. We serve a broad online marketing customer base consisting of SMEs throughout China, large domestic corporations and Chinese divisions or subsidiaries of large, multinational corporations. We have a diverse customer base in terms of industries and geographical locations. The industries in which our customers operate include e-commerce, information technology services, consumer products, manufacturing, health care, entertainment, education, financial services, real estate and other industries. Although we have customers located throughout China, we have a more active and larger customer base in coastal regions, reflecting the current general economic demographics in China.

Our online marketing customers are increasingly seeking marketing solutions with measurable results in order to maximize their return on investment, or ROI. In response to this trend, we manage our sales activities for our online marketing services around two key customer categories: P4P customers and tailored solutions customers.

•	P4P Customers – Our P4P customers are those who primarily use our auction-based P4P services. They are generally SMEs with modest marketing budgets, and, as a result, require cost-effective online marketing solutions to reach their potential customers. Our P4P platform allows them, directly or through our distributors, to easily manage their online marketing spending on a prepaid basis.

•	Tailored-Solutions Customers – Our tailored-solutions customers generally seek solutions to meet certain pre-determined performance metrics, such as number of click-throughs, duration of placement, number of converted users and number of telephone calls. They are generally medium and large enterprises with dedicated online marketing budgets. Depending on their objectives and desired end results, we design customized performance-based solutions comprising of P4P, fixed ranking and other query and non-query sensitive marketing services.

Sales and Distribution

We sell our online marketing services directly and through our distribution network. We have historically acquired our P4P customers primarily through our nationwide network of distributors, and, to a lesser extent, through our direct sales force. Recently, we have established direct sales offices in several major cities in China to strengthen our direct sales efforts.

Our distributors provide numerous services, including identifying customers, collecting payments, assisting customers in setting up accounts with us, suggesting keywords to maximize ROI and engaging in other marketing and educational services aimed at acquiring customers. We have relied on distributors for several reasons. Our P4P customer base in China is geographically diverse and fragmented as most of our P4P customers are SMEs located in different regions in China. Moreover, SMEs are generally less experienced with online marketing as compared to large companies and therefore benefit from the extensive services provided by distributors. Finally, secure online payment and credit card systems are at early stages of development in China. Distributors serve as an efficient and effective channel to reach SME customers throughout China and collect payments from them.

We offer our tailored marketing solutions to medium and large corporate customers primarily through our direct sales force. We also sell our enterprise search software through our direct sales personnel. We have local sales staff in Beijing, Shanghai and Shenzhen, covering the largest regional markets for our online advertising and enterprise search software products.

Marketing

Historically, our user base grew primarily through word-of-mouth. We focus on continuously improving the quality of our products and services as we believe satisfied users and customers are more likely to recommend our products and services to others. Through these efforts and the increased use of the Internet in China, we have built our brand with modest marketing expenditures.

Our initial public offering in 2005 has significantly enhanced our brand recognition. In addition, we have implemented a number of marketing activities designed to promote our brand awareness among potential users and customers. For example, we have arrangements with many leading Chinese national and regional newspapers that regularly publish our slogan, “Got a question, Baidu it,” and provide a reference to our Baidu.com website at the end of certain articles. We have also established cross-marketing relationships with a number of branded companies. For example, we have a cross-marketing relationship with McDonald’s Corporation whereby McDonald’s outlets in Shanghai promote our brand in exchange for our online advertising services.

In addition, with the assistance from our distributors, we conduct localized marketing activities tailored to potential customers in various regions. For example, we assist our distributors in conducting marketing activities tailored to potential customers in their region. We also organize and sponsor seminars and discussion forums targeted at existing and potential customers.

Competition

The Internet search industry in China is rapidly evolving and highly competitive. Our primary competitors include U.S.-based Internet search providers and Chinese Internet companies. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance) and quantity (index size) of search results, availability and ease of use of our products and services, the number of customers, distribution channels and the number of associated third-party websites. We also face competition from traditional advertising media.

U.S.-based Internet Search Providers. U.S.-based Internet search providers, such as Google, Yahoo! and Microsoft, have a strong global presence, well-established brand names, more users and customers and significantly greater financial resources than we do. The PRC government regulates the Internet industry extensively, including foreign investment and license and permit requirements. We may face more intense competition from our U.S. competitors as the regulatory environment in China evolves, online payment systems and Internet infrastructure in China mature, and our U.S. competitors increase their business activities in China.

Chinese Internet Companies. Chinese Internet portals such as Sina, Sohu and Netease offer a broad range of online services, including news, wireless value-added services, email, online shopping, chat rooms and community networks. Sina has its own search engine, “iAsk.” Each of our Chinese Internet portal competitors has generated significant traffic, a loyal user base and a large and broad customer base. These portals have widely recognized brand names in China and greater financial resources than we do. We compete with these portals primarily for user traffic and online advertising. We also face growing competition from other Internet search service providers such as Sougou, Yisou and Zhong Sou. In addition, we compete with B2B service providers such as Alibaba.

Traditional Advertising Media. Traditional advertising media, such as newspapers, yellow pages, magazines, billboards and other forms of outdoor media, television and radio, compete for a share of our customers’ marketing budgets. Large enterprises currently spend a relatively small percentage of their marketing budgets on online marketing as compared to the percentage they spend on traditional advertising media.

Technology

We provide our web search and P4P technology using our network of computers running customized software developed in-house. Our key technologies include:

Web Search Technology

Our web search technology applies a combination of techniques to determine the importance of a web page independent of a particular search query and the relevance of that page to a particular search query.

Link Analysis Techniques. Link analysis is a technique that determines the relevance between a user query and a web page by evaluating the combination of the anchor texts and the number of web pages linked to that web page. We treat a link from web page A to web page B as a “vote” by page A in favor of page B. The subject of the “vote” is described in the anchor texts of that link. The more “votes” a web page gets, the higher the relevance. We compare search queries with the content of web pages to help determine relevance. Our text-based scoring techniques do more than count the number of times a search term appears on a web page. For example, our technology determines the proximity of individual search terms to each other on a given web page, and prioritizes results that have the search terms near each other. Other aspects of a page’s content are also considered. By combining link analysis with our information extraction techniques, we are able to deliver relevant search results.

Information Extraction Techniques. We extract information from a web page using high performance algorithms and information extraction techniques. Our techniques enable us to understand web page content, delete extraneous data, build link structures, identify duplicate and junk pages and decide whether to include or exclude a web page based on its quality. Our techniques can process millions of web pages quickly. In addition, our anti-spamming algorithms and tools can identify and respond to spamming web pages quickly and effectively.

Web Crawling Techniques. Our powerful computer clusters and intelligent scheduling algorithms allow us to crawl Chinese web pages efficiently. We can easily scale up our system to collect billions of Chinese web pages. Our spider technology enables us to refresh web indices at intervals ranging from every few minutes to every few weeks. We set the index refresh frequency rate based on our knowledge of Internet search users’ needs and the nature of the information. For example, our news index is typically updated every three to six minutes throughout the day given the importance of timely information for news. We also mine multimedia and other forms of files from web page repositories.

Chinese Language Processing Techniques. We analyze and understand Chinese web pages by processing word-segmentation and utilizing an encoding method based on Chinese language characteristics. For example, we can identify Chinese names on a web page. When a user searches for a person based on the person’s Chinese name, we can display the web pages that are specifically related to that person. We also mine user behavior and search interests from our large search query logs. We provide additional web search features such as advanced search, spell check and search by Chinese phonetics (Pinyin).

P4P Technology

Our P4P platform serves millions of relevant, targeted sponsored links each day based on search terms users enter or content they view on the web page. Our key P4P technology includes:

P4P Auction System. We use a web-based auction system to enable customers to bid for positions and automatically deliver relevant, targeted promotional links on Baidu.com and Baidu Union members’ websites. The system starts by screening the relevance between the keywords bid on by a customer and the sponsored links to ensure that the sponsored links are relevant to particular user queries. Then the system automatically determines the ranking of sponsored links based on the amounts the bidders are willing to pay. For determination of cost per click, or CPC, the system allows customers to set fixed CPCs or choose an automatic price reducing mechanism which automatically lowers the CPC to the minimum needed to maintain the desired position.

P4P Billing system. We record every click and charge customers a fee by multiplying the number of clicks by the CPC. Our system is designed to detect fraudulent clicks based on factors such as click patterns and timestamps. This system also computes the amount a Baidu Union member or a distributor should be paid. The billing information is integrated with our internal Oracle ERP financial system.

P4P Customer Service System. This system manages customer information such as targeted keywords, costs per click and performance analysis. We suggest to customers the keywords they should target based on their website content, spelling variants and competitors’ bids.

ProTheme Contextual Promotion Technology. Our ProTheme technology employs techniques that consider factors such as theme finding, keyword analysis, word frequency and the overall link structure of the web to analyze the content of individual web pages and to match sponsored links in our P4P platform to the web pages almost instantaneously. With this targeting technology, we can automatically provide contextually relevant promotional links. For example, our technology can provide links offering tickets to fans of a specific sports team or a news story about that team.

Large-Scale Systems Technology

We currently use a combination of off-the-shelf and custom software running on clusters of low-cost computers. Our investment in our large-scale system infrastructure has several key benefits: simplification of the storage and processing of large amounts of data, facilitation of the deployment and operation of large-scale products and services, automation of much of the administration of large-scale clusters of computers. Moreover, this large infrastructure is easily scalable to increases in traffic and dataset volume.

Our large-scale system infrastructure uses distributed software and high performance parallel computing technologies to provide high-quality web search services and web page collection with low cost computer clusters on a Linux operating system. We also have management information systems that enable us to perform tasks such as service operations, administration, trouble-shootings and filtering with relative ease and efficiency. In addition, we have software systems that can test new ideas with real search queries to evaluate the actual effects without affecting live services.

Our infrastructure significantly improves the relevance of our search and advertising results by allowing us to apply superior search and retrieval algorithms that are computationally intensive. We believe this infrastructure also shortens our product development cycle and allows us to innovate more cost-effectively. We also constantly evaluate new hardware alternatives and software techniques to help further reduce our computational costs.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We have one issued patent in China and intend to apply for more patents to protect our core technologies. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with third parties. “ ” and “ ” are registered trademarks in China. We have also applied to register additional trademarks and logos with the Trademark Office of the State Administration for Industry and Commerce in China. We have registered our domain names, including Baidu.com, with register.com, and Baidu.cn and Baidu.com.cn with CNNIC.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risks to us. See Item 3D “Key Information—Risk Factors—Risks Related to Our Business—We may face intellectual property infringement claims and other related claims, particularly in light of the Grokster decision, that could be time-consuming and costly to defend and may result in our inability to continue providing certain of our existing services” and “—We may be subject to patent infringement claims with respect to our P4P platform.”

Regulation

The PRC government extensively regulates the telecommunications industry, including the Internet sector. The State Council, the Ministry of Information Industry and other relevant government authorities have promulgated an extensive regulatory scheme governing Internet-related services. This section summarizes the principal PRC laws and regulations relating to our business.

In the opinion of Trust Law Firm, our PRC legal counsel: (1) the ownership structure of our company, Baidu Online and Baidu Netcom, complies with current PRC laws and regulations; (2) our contractual arrangements with Baidu Netcom and its shareholders are valid and binding on all parties to these arrangements and do not violate existing PRC laws or regulations; and (3) the business operations of our company, Baidu Online and Baidu Netcom comply with current PRC laws and regulations.

China’s Internet industry and online advertising market are at an early stage of development. There are substantial uncertainties regarding the interpretation and application of existing or proposed PRC laws and regulations. We cannot assure you that the PRC regulatory authorities would find that our corporate structure and our business operations comply with PRC laws and regulations. If the PRC government finds us to be in violation of PRC laws and regulations, we may be required to pay fines and penalties, obtain certain licenses or permits and change, suspend or discontinue our business operations until we comply with applicable laws.

Regulations on Value-Added Telecommunications Services and Internet Content Services

In September 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Internet content services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the Ministry of Information Industry or its provincial level counterparts.

In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC. In November 2000, the Ministry of Information Industry promulgated the Internet Electronic Messaging Service Administrative Measures, or the BBS Measures. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. The BBS Measures require ICP operators to obtain specific approvals before providing BBS services.

In December 2001, the Ministry of Information Industry promulgated the Administrative Measures for Telecommunications Business Operating Licenses, or the Telecom License Measures. The Telecom License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an ICP operator providing the same services in one province is required to obtain a local license.

National security considerations are an important factor in the regulation of Internet content in China. The National People’s Congress, the PRC’s national legislature, has enacted laws that subject violators to penalties, including criminal sanctions, for Internet content that:

•	opposes the fundamental principles stated in the PRC constitution;

•	compromises national security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the state;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	undermines the PRC’s religious policy or propagates heretical teachings or feudal superstitions;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	disseminates obscenity or pornography, encourages gambling, violence, murder or fear or incites the commission of a crime;

•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•	is otherwise prohibited by law or administrative regulations.

ICP operators are required to monitor their websites, including electronic bulletin boards. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites.

The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions and revoke their ICP licenses.

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

To comply with China’s commitments for its entry into the World Trade Organization, or WTO, the State Council promulgated the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or FITE Provisions, in December 2001. The FITE Provisions set forth detailed requirements for capitalization, investor qualifications and application and approval procedures in connection with the establishment of a foreign invested telecommunications enterprise. Under the FITE Provisions, the ultimate foreign equity ownership in a value-added telecommunications services provider must not exceed 50%. Pursuant to the latest Industry Guidance Catalogue for Foreign Investment, or Guidance Catalogue, jointly issued by the National Reform and Development Commission and the Ministry of Commerce on November 30, 2004 and effective as of January 1, 2005, foreign investors may own up to 50% of the equity interest in a company that operates a value-added telecommunications business listed in China’s WTO commitments, including ICP services. However, for a foreign investor to acquire any equity interest (up to 50% as permitted under Guidance Catalogue) in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating track record and experience in operating value-added telecommunication business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from the Ministry of Information Industry and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals. Based on the publicly available information, the PRC government has issued an ICP license to only a limited number of companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. We believe that it would be impracticable for us to acquire any equity interest in Baidu Netcom without diverting management attention and resources. In addition, we believe that our contractual arrangements with Baidu Netcom and its owners provide us with sufficient and effective control over Baidu Netcom. Accordingly, we currently do not plan to acquire any equity interest of Baidu Netcom.

To comply with these PRC regulations, we operate our websites through Baidu Netcom, our PRC affiliated company. Baidu Netcom is wholly owned by our founders, Robin Yanhong Li and Eric Yong Xu, both of whom are PRC citizens. Baidu Netcom holds the licenses and permits necessary to operate our website.

Regulations on News Display

Displaying news on a website and disseminating news through the Internet are highly regulated in the PRC. In November 2000, the State Council News Office and the Ministry of Information Industry promulgated the Provisional Measures for Administrating Internet Websites Carrying on the News Displaying Business. These measures require an ICP operator (other than a government authorized news unit) to obtain State Council News Office approval to post news on its website or disseminate news through the Internet. Furthermore, the disseminated news must come from government-approved sources pursuant to contracts between the ICP operator and these sources, copies of which must be filed with the relevant government authorities.

On September 25, 2005, the State Council News Office and Ministry of Information Industry jointly issued the Provisions on the Administration of Internet News Information Services, requiring Internet news information service organizations to provide services as approved by the State Council News Office, subject to annual inspection under the new provisions. These Provisions also provide that no Internet news information service organizations may take the form of a foreign invested enterprise, whether a joint venture or a wholly foreign owned enterprise and no cooperation between Internet news information service organizations and foreign invested enterprise is allowed prior to the security evaluation by the State Council News Office.

We provide our search users with links to other domestic websites that display news. According to our PRC legal counsel, providing links to news stories in response to a search query does not constitute displaying news on a website or disseminating news through the Internet. Therefore, we are not required to obtain governmental approval for providing our search users with these news links.

Regulation on Internet Culture Activities

On May 10, 2003, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures. The Internet Culture Measures require ICP operators engaging in “Internet culture activities” to obtain a license from the Ministry of Culture. The term “Internet culture activities” includes, among other things, online dissemination of Internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet cultural products. The Internet Culture Measures do not state whether the measures apply to Internet search services that provide links to Internet cultural products, such as online audio-video products offered by third-party websites. According to our PRC legal counsel, Internet search services that provide links to third-party websites do not currently constitute engaging in Internet culture activities under the Internet Culture Measures. We therefore believe that we do not need to obtain an Internet culture business operation license.

On March 24, 2006, the Ministry of Culture promulgated the Cultural Market Administrative and Regulatory Measures, or the Cultural Market Measures. The Cultural Market Measures provided detailed rules for local cultural administrative authorities to regulate, among other things, Internet cultural operational activities.

Regulation on Broadcasting Audio-Video Programs through the Internet

On July 6, 2004, the State Administration of Radio, Film and Television promulgated the Rules for the Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules. The Broadcasting Rules apply to the opening, broadcasting, integration, transmission or download of audio-video programs via Internet. Anyone who wishes to engage in Internet broadcasting activities must first obtain a license, with a term of two years, issued by the State Administration of Radio, Film and Television and operate pursuant to the scope as provided in such license. Foreign invested enterprises are not allowed to engage in the above business.

On April 13, 2005, the State Council announced a policy regarding investment by non-state-owned companies in culture-related business in China. The policy restricts investment in audio-video broadcasting business or website news business by non-state-owned companies, which may only hold up to 49% of the equity interests in such business whether such business is conducted via Internet or otherwise. The policy authorizes the Ministry of Culture, the State Administration of Radio, Film and Television and the General Administration of Press and Publication to adopt detailed implementation rules according to the policy. As we provide algorithm-generated links to third-party websites, we do not believe this policy would have direct adverse impact on our business and operations.

Regulations on Advertisements

The PRC government regulates online advertising, principally through the SAIC. Under the Rules for Administration of Foreign Invested Advertising Enterprise, promulgated by the SAIC and Ministry of Commerce on March 2, 2004, and the Guidance Catalogue, foreign investors are currently permitted to own up to 70% of the equity interest, individually or collectively, in a PRC advertising company. Starting December 10, 2005, there will be no limit on the percentage of foreign equity ownership.

Any entity that wishes to conduct advertising business in the PRC must first obtain approval from the SAIC or its local counterpart. Although the PRC laws or regulations at the national level do not specifically regulate online advertising businesses, certain provincial government authorities, such as the Beijing Administration for Industry and Commerce, or Beijing AIC, regulate online advertising businesses. In April 2001, Beijing AIC promulgated the Online Advertising Tentative Administrative Measures, which require ICP operators that provide online advertising services within the municipality of Beijing to obtain an advertising operations license. We conduct our online advertising business through Baidu Netcom, which holds an advertising operations license.

On November 28, 2005, the State Development and Reform Commission and the SAIC jointly promulgated the Regulation on Marked Prices of Advertising Services, which requires all advertising service providers to make public their charges.

Regulation on Software Products

On October 27, 2000, the Ministry of Information Industry issued the Administrative Measures on Software Products, or the Software Measures, to strengthen the regulation of software products and to encourage the development of the PRC software industry. Under the Software Measures, a software developer must have all software products imported into or sold in the PRC tested by a testing organization approved by the Ministry of Information Industry. The software products must be registered with the Ministry of Information Industry or with its provincial branch. The sale of unregistered software products in the PRC is forbidden. Software products can be registered for five years, and the registration is renewable upon expiration.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

Regulations on Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the WTO in December 2001.

Patent. The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992 and 2000. The purpose of the Patent Law is to protect and encourage invention, foster applications of invention and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

Copyright. The National People’s Congress amended the Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

To address copyright issues relating to the Internet, the PRC Supreme People’s Court on November 11, 2000 issued the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes Over Internet Copyright, or the Interpretations, which were subsequently amended on December 23, 2003. The Interpretations establish joint liability for ICP operators if they knowingly participate in, assist in or incite infringing activities or fail to remove infringing content from their websites after receiving notice from the rights holder. In addition, any act intended to bypass circumvention technologies designed to protect copyrights constitutes copyright infringement.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the PRC National Copyright Administration and the Ministry of Information Industry jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 30, 2005. This measure became effective on May 30, 2005.

This measure applies to situations where an ICP operator (i) allows another person to post or store any works, recordings, audio or video programs on the websites operated by such ICP operator or (ii) provides links to, or search results for, the works, recordings, audio or video programs posted or transmitted by such person, without editing, revising or selecting the content of such material. Upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement, the ICP operator could be subject to administrative penalties, including: cessation of infringement activities; confiscation by the authorities of all income derived from the infringement activities; and payment of a fine of up to three times the unlawful income or, in cases where the amount of unlawful income cannot be determined, a fine of up to RMB100,000. An ICP operator is also required to retain all infringement notices for a minimum of six months and to record the content, display time and IP addresses or the domain names related to the infringement for a minimum of 60 days. Failure to comply with this requirement could result in an administrative warning and a fine of up to RMB30,000.

On May 18, 2006, the State Council promulgated the Protection of the Right of Communication through Information Network, which will become effective on July 1, 2006. Under the new regulation, an Internet service provider may be exempted from liabilities for providing links to infringing or illegal content if it does not know that such content is infringing upon third parties’ rights or is illegal. However, if the legitimate owner of the content notifies the Internet search provider and requests removal of the links to the infringing content, the Internet search provider would be deemed to have constructive knowledge upon receipt of such notification and would be exempted from liabilities if it removes or disconnects the links to the infringing content at the request of the legitimate owner.

We do not host MP3 music files or movies on our servers. We provide algorithm-generated links to MP3 music files and provide index to movies located on third-party websites in response to our users’ search queries. We have adopted measures to mitigate copyright infringement risks. For example, our policy is to remove links to web pages if we know these web pages contain materials that infringe third-party rights or if we are notified by the legitimate copyright holder of the infringement.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001, protects registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. We have registered “ ” with the Trademark Office. We have also applied to register additional trademarks and logos, including “ ” with the Trademark Office.

On November 5, 2004, the Ministry of Information Industry amended the Measures for Administration of Domain Names for the Chinese Internet, or Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In September 2002, CNNIC issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered our domain names Baidu.cn and Baidu.com.cn with CNNIC.

Regulation of Information Security

The National People’s Congress has enacted legislation that prohibits use of the Internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

According to other relevant regulations, ICP operators must complete mandatory security filing procedures and regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any site it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, Internet companies in China with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

On November 23, 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or Internet Protection Measures. The Internet Protection Measures require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations.

As Baidu Netcom is an ICP operator, it is subject to the regulations relating to information security. Baidu Netcom has taken measures to comply with such regulations. It is registered with the relevant government authority in accordance with the mandatory registration requirement. Its policy is to remove links to web pages which to its knowledge contain information that would be in violation of PRC laws or regulations. In addition, we monitor our websites to ensure our compliance with such laws and regulations.

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure. The Internet Measures prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent or unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by SAFE and other relevant PRC government authorities, RMB is freely convertible only to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require prior approval from SAFE or its provincial branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB.

Dividend Distribution

The principal regulations governing dividend distributions by wholly foreign owned enterprises and Sino-foreign equity joint ventures include:

•	Wholly Foreign Owned Enterprise Law (1986), as amended;

•	Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended;

•	Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended; and

•	Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended.

Under these regulations, wholly foreign owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.

C.    Organizational Structure

The following table sets out the details of our subsidiaries:

Name	Country of Incorporation	Ownership Interest
Baidu Online Network Technology (Beijing) Co. Ltd.	China	100% indirect
Baidu (China) Co., Ltd.	China	100% indirect
Baidu Holdings Limited	British Virgin Islands	100% direct

PRC laws and regulations restrict foreign ownership of Internet content provision and advertising businesses. To comply with PRC laws, Baidu Netcom was formed by Robin Yanhong Li and Eric Yong Xu on June 5, 2001. Baidu Netcom holds the licenses and permits necessary to operate our websites and provide our online advertising services in China. Our relationships with Baidu Netcom and its shareholders are governed by a series of contractual arrangements. We are able to substantially control Baidu Netcom through these contractual arrangements.

In the opinion of Trust Law Firm, our PRC legal counsel, (1) the ownership structure of, Baidu Online and Baidu Netcom, complies with, current PRC laws and regulations; (2) our contractual arrangements with Baidu Netcom and its shareholders are valid and binding on all parties to these arrangements, and do not violate current PRC laws or regulations; and (3) the business operations of our company, Baidu Online and Baidu Netcom comply with current PRC laws and regulations.

In June 2006, we assisted in establishing Beijing Perusal which is directly owned by a managerial employee of our company and his spouse. We extended an interest-free loan in an aggregate amount of RMB1.0 million to the shareholders of Beijing Perusal solely in connection with the initial capitalization of Beijing Perusal. We have entered into a loan agreement, an equity pledge agreement and an exclusive option agreement with the shareholders of Beijing Perusal and intend to enter into additional agreements with them and Beijing Perusal in order to substantially control Beijing Perusal. We expect Beijing Perusal to be our consolidated affiliated entity upon finalization of these contractual arrangements, which will be substantially similar to our contractual arrangements with Baidu Netcom and its shareholders.

D.    Property, Plant and Equipment

Our principal executive offices are located on premises comprising approximately 11,600 square meters in Beijing, China. We have regional offices in Shanghai and Shenzhen. We lease our premises from unrelated third parties. Our servers are hosted at the Internet data centers of China Telecom and China Netcom in Beijing.

We recently acquired the land use right for approximately 44,000 square meters of land in Beijing. In anticipation of the continuing growth trend, we plan to build a new information and technology center on the premises and move our principal executive offices, information and technology center, online marketing services center and administrative and support facilities to the new premises.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Introduction—Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.    Operating Results

The major factors affecting our results of operations and financial condition are discussed below.

Revenue Composition

We derive revenues primarily from two sources:

•	online marketing services, which accounted for 78.3%, 91.0% and 96.3% of our total revenues in 2003, 2004 and 2005, respectively; and

•	other services, which accounted for 21.7%, 9.0% and 3.7% of our total revenues in 2003, 2004 and 2005, respectively.

Online Marketing Services. We provide online marketing services to our P4P customers and tailored solutions customers. We generated approximately 96.3% of our total revenues in 2005 from online marketing services, a substantial majority of which was derived from our P4P services.

Our P4P platform is an online marketplace that introduces Internet search users to customers who bid or pay a fixed fee based on click-throughs for priority placement of their links in the search results. We recognize P4P revenues when a user clicks on a customer’s link in the search results, based on the amount that the customer has agreed to pay for each click-through or in some cases, other pre-determined performance measures.

We provide tailored solutions customers with marketing solutions which may include one or more forms of online advertising services such as text links and graphical advertisements, as well as P4P services. Our agreements with these customers generally have a term of no more than one year. Our tailored solutions customers generally pay us based on pre-determined performance metrics, such as number of click-throughs, duration of placement, number of converted users and number of telephone calls. Some of our large tailored solutions customers have increasingly used our auction-based P4P services as one of the means to meet their online marketing needs. We expect to continue to experience such trend in the near future.

The most significant factors that directly or indirectly affect our online marketing revenues are:

•	the number of users visiting our websites and our Baidu Union members’ properties;

•	the number of searches initiated on our websites and our Baidu Union members’ properties;

•	the rate at which users click on paid search results;

•	the number of online marketing customers;

•	the competitiveness of bidding for keywords by P4P customers;

•	the total online marketing budgets of our customers; and

•	the total number of sponsored links and advertisements displayed on our websites and the bidding price for click-through.

Our P4P services revenue have primarily been driven by the increase in the number of page views, the increase in the number of P4P customers, and by our success in optimizing the display of sponsored links. We believe that an increase in the number of active P4P customers generally leads to an increase in the number of sponsored links and a higher average price per click-through for selected keywords. Our P4P customer growth has primarily been driven by adoption of our P4P services by SMEs, and, to a lesser extent, large enterprises. Our online advertising services have historically been driven by the general increase in our customers’ online marketing budgets. Most of our tailored solutions customers are medium and large enterprises. We expect the number of our online marketing customers to grow and, as a result, our customer mix may change; however, we expect our online marketing customer base to remain diverse for the foreseeable future. Our online marketing customers are increasingly seeking marketing solutions with measurable results in order to maximize their ROI. To meet our customers’ needs, we will continue to evaluate the effectiveness of our various products and services and adjust the mix of our service offerings to optimize our customers’ ROI. We expect that we will continue to earn a substantial majority of our revenues from our online marketing services. As a result, we plan to continue focusing most of our resources on expanding our online marketing services.

Other Services. Our other services primarily include enterprise search software and related services. We are subject to a PRC value added tax, or VAT, on sales of our enterprise search software, and are eligible to receive rebates for a portion of the VAT paid by us pursuant to applicable PRC tax regulations. We record revenues from our enterprise search software and related services net of the VAT payable by us but include the amount of VAT rebates received or receivable from the PRC tax authorities. We expect that our online marketing services will grow at a faster rate than our other products and services, and revenues from our other products and services will decline as a percentage of our total revenues in the future.

Revenue Collection

We collect payments for our P4P service primarily from our distributors. Recently, as we expanded our direct sales effort in several major cities in China, an increasing portion of P4P payments is being collected through our direct sales. We require our P4P distributors or direct customers to pay a deposit before using our P4P services, to maintain a minimum balance in their accounts, and to replenish the accounts immediately or in some cases, within certain grace periods after their account balance falls below the designated amount. We deduct the amount due to us from the deposit paid by a distributor or a customer when a user clicks on the customer’s link in the search results.

We generally require payments from customers of our other services within 30 to 90 days of delivery of our products or services. As of December 31, 2005, we had accounts receivable of RMB22,353 million (US$2,770 million), net of provisions, mainly due from customers for our online advertising and enterprise search software and related services.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, selling, general and administrative expenses, research and development expenses, and share-based compensation expenses. Our total operating costs and expenses have declined as a percentage of our total revenues from 2003 to 2005 due to economies of scale and the revenue growth we have achieved.

Cost of Revenues

The following table sets forth the components of our cost of revenues both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
(in thousands, except percentages)	2003		2004		2005
	RMB	%	RMB	%	RMB	US$	%
Total revenues	40,571	100.0	117,451	100.0	319,215	39,555	100.0

Cost of revenues:
Business tax and surcharges	(1,933)	4.8	(6,542)	5.6	(20,770)	(2,574)	6.5
Traffic acquisition costs	(10,638)	26.2	(10,901)	9.3	(21,212)	(2,628)	6.6
Bandwidth costs	(2,217)	5.5	(8,475)	7.2	(21,274)	(2,636)	6.7
Depreciation of servers and other equipment	(4,146)	10.2	(7,072)	6.0	(25,259)	(3,130)	7.9
Operational expenses	(3,702)	9.1	(6,537)	5.6	(14,912)	(1,848)	4.7

Total cost of revenues	(22,636)	55.8	(39,527)	33.7	(103,427)	(12,816)	32.4

Traffic Acquisition Costs. Traffic acquisition costs represent the portion of our P4P revenues that we share with our Baidu Union members. We typically pay a Baidu Union member, based on a pre-agreed arrangement, a portion of the P4P revenues generated from click-throughs by users of that member’s properties. We expect our traffic acquisition costs to increase as we further expand our Baidu Union network.

Bandwidth Costs. Bandwidth costs are the fees we pay to China Telecom and China Netcom for telecommunications services and for hosting our servers at their Internet data centers. We expect our bandwidth costs, as variable costs, to increase with traffic on our websites. Our bandwidth costs could also increase if China Telecom and China Netcom were to raise their service charges.

Depreciation of Servers and Other Equipment. We include depreciation expenses within our cost of revenues for servers and other computer hardware that are directly related to our business operations and technical support. We expect our depreciation expenses to increase as we purchase additional servers and other computer hardware to meet the needs of our users and customers.

Operational Expenses. Operational expenses include primarily salary and benefits expenses and travel and other expenses incurred by our operating and technical support personnel. Salary and benefits expenses include wages, bonuses, and medical insurance, unemployment insurance and pension benefits.

Operating Expenses

The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
(in thousands, except percentages)	2003		2004		2005
	RMB	%	RMB	%	RMB	US$	%
Total revenues	40,571	100.0	117,451	100.0	319,215	39,555	100.0

Cost of revenues	(22,636)	55.8	(39,527)	33.7	(103,427)	(12,816)	32.4
Selling, general and administrative	(16,930)	41.7	(39,004)	33.2	(111,967)	(13,874)	35.1
Selling and marketing	(9,200)	22.7	(23,345)	19.9	(69,299)	(8,587)	21.7
General and administrative	(7,730)	19.0	(15,659)	13.3	(42,668)	(5,287)	13.4
Research and development	(5,191)	12.8	(11,406)	9.7	(34,407)	(4,263)	10.8
Share-based compensation	(5,109)	12.6	(16,510)	14.1	(33,571)	(4,160)	10.5

Total costs and operating expenses	(49,866)	122.9	(106,447)	90.7	(283,372)	(35,113)	88.8

Research and Development Expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel. We expense research and development costs as they are incurred, except for capitalized software development costs that fulfill the capitalization criteria under SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. We anticipate that research and development expenses will increase as we hire additional research and development personnel to further enhance our technology platform and meet the expected growth of our operations.

Selling, General and Administrative Expenses

(1) Selling and Marketing Expenses. Our selling and marketing expenses primarily consist of salaries and benefits and commissions for our sales and marketing personnel and promotional and marketing expenses. We expect to incur higher selling and marketing expenses as we intensify our brand-promotion efforts and hire additional sales and marketing personnel. To the extent that our direct sales force sells a greater proportion of our online marketing services, we expect that our selling expense will increase as a result of increased sales commissions. We expect that our selling and marketing expenses will increase in absolute amount and may increase as a percentage of our total revenues in the near term.

(2) General and Administrative Expenses. Our general and administrative expenses primarily consist of salaries and benefits for our general and administrative personnel and fees and expenses for legal, accounting and other professional services. We expect to incur additional general and administrative expenses as we expand our operations.

Share-based Compensation Expenses

We recognize share-based compensation expenses as we amortize a portion of share-based compensation expenses. We grant options to our employees and recorded a compensation charge for the excess of the fair value of the shares at the grant date over the amount an employee must pay to acquire the shares by the end of 2005. We also grant options to consultants and account for such options under the fair value method. We amortize share-based compensation expenses over the vesting periods of the related options, which are generally four years long. Beginning in 2006, we adopted SFAS123R to account for share-based payment, which recognize, as an expense, the fair value of share options and other share-based compensation to optionees. As a result, ongoing amortization charges of our share-based compensation expenses are likely to be significantly higher than those we would have recorded under our previous method of accounting for share options. For a detailed description see Item 8B—“Significant Changes.”

The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended December 31,
(in thousand)	2003		2004		2005
	RMB	%	RMB	%	RMB	US$	%
Allocation of Share-based Compensation Expenses
Cost of revenues	648	12.7	1,665	10.1	974	121	2.9
Selling, general and administrative	2,669	52.2	11,720	71.0	22,804	2,826	67.9
Research and development	1,792	35.1	3,125	18.9	9,793	1,213	29.2

Total share-based compensation expenses	5,109	100.0	16,510	100.0	33,571	4,160	100.0

Taxation

Because we, our subsidiaries and Baidu Netcom are incorporated in different jurisdictions, we file separate income tax returns.

Under the current laws of the Cayman Islands and the British Virgin Islands, we and Baidu Holdings Limited are not subject to income or capital gains tax. Additionally, dividend payments made by any of these companies are not subject to withholding tax in those jurisdictions.

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC GAAP. In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Income Tax Law, foreign invested enterprises, or FIEs, established in the PRC are generally subject to an enterprise income tax rate of 33%. The Income Tax Law also provides certain favorable tax treatment to an FIE that qualifies as a “new or high-technology enterprise” and is registered and operates in a specified high-tech zone in the PRC. PRC domestic companies are governed by the Enterprise Income Tax Laws of the PRC and are also generally subject to an enterprise income tax rate of 33%.

Baidu Online, an FIE which is registered and operates in Beijing Zhongguancun Science Park, has been qualified as a “new or high-technology enterprise.” It is entitled to a preferential enterprise income tax rate of 15% and other favorable tax treatments based on that status. Furthermore, Baidu Online was entitled to a three-year exemption from the enterprise income tax starting from its first year of operation (which expired on December 31, 2002) and was entitled to a preferential enterprise income tax rate of 7.5% for the succeeding three years (which expired on December 31, 2005). Beginning on January 1, 2006, Baidu Online is subject to a preferential enterprise income tax rate of 15% so long as it continues to be registered in a high-tech zone and maintains its “new or high-technology enterprise” status.

Baidu Online’s status as a “new or high-technology enterprise” is re-assessed every other year. The PRC central or provincial government could determine at any time to immediately eliminate or reduce such preferential tax treatment, and our consolidated effective tax rate would increase as a result.

If Baidu Online no longer qualifies for the preferential enterprise income tax rate, we will consider available options under applicable law that would enable us to qualify for further preferential tax treatment. We recently established Baidu China, a new wholly owned subsidiary in China, and intend to apply in the near future for preferential tax treatment for Baidu China similar to that enjoyed by Baidu Online. To the extent we are unable to offset the impact of the expiration of Baidu Online’s preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, the expiration of this preferential tax treatment will cause our effective tax rate to increase. The amount of income tax payable by our PRC subsidiaries in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the subsidiaries. Our effective tax rate depends partially on the extent of the relative contribution of each of our subsidiaries to our consolidated taxable income.

In both 2004 and 2005, our consolidated effective tax rate remained steady at 3.9%.

If P4P were classified as a form of advertising in the future, we may have to conduct our P4P business through Baidu Netcom in order to comply with PRC laws and regulations that limit foreign ownership of advertising companies. As a result, our consolidated effective tax rate would increase, as Baidu Netcom is subject to a 33% statutory enterprise income tax rate as of the date of this annual report.

PRC Business Tax

Revenues from services provided by Baidu Online and Baidu Netcom are subject to PRC business tax. We pay business tax on the revenues generated from our online marketing services and other taxable services.

PRC VAT

Other than providing online marketing services, Baidu Online sells proprietary software, which is subject to PRC VAT at a rate of 17% of sales price. Baidu Online has obtained an approval from the relevant government authority to receive VAT refund at a rate of 14% of sales price from May 2001 to April 2006 and the renewed approval from June 2006 to May 2011. Accordingly, the effective VAT rate on software sales was 3% during the period. Baidu Online is currently in the process of renewing the approval.

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenues based on the following revenue recognition principles:

Online Marketing Services

(1) Auction-based P4P Services. Our auction-based P4P platform enables a customer to place its website link or other information on our search result listing. The customer bids to determine how much it is willing to pay for each click-through to its listing in the search results displayed on our website. The ranking of the customer’s listing in the search results depends on the amount of the customer’s bid. The customer pays cash to us to obtain Baidu Currency which is the medium of exchange that the customer uses to bid for our P4P services. While we operate and maintain the technology infrastructure for the P4P platform, we primarily rely on distributors to engage and serve customers and collect cash payments.

The amount of revenue recognized is based on the total amount of cash consideration received from distributors and not based on the amount of Baidu Currency provided. Revenue is recognized when an Internet user clicks on the customer- sponsored listing, there is persuasive evidence of an arrangement, the fee is fixed or determinable as prescribed by Staff Accounting Bulletin No. 104, or SAB 104.

Cash payments received in advance of P4P services are recorded as customer deposits, which are not entitled to any cash redemption for unused Baidu Currency units in their accounts with us. When the Baidu Currency is used, the corresponding cash amount is recorded as revenue. In the event the Baidu Currency is not used, the corresponding cash amount would remain as a liability of our company. Historically, we have not had material aggregate corresponding cash amount for the unused Baidu Currency that was outstanding for an extended period of time.

We account for certain cash incentives provided to our qualified distributors as a reduction of revenue in accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).

(2) Other Performance-based Online Marketing Services. For online marketing services based on performance criteria other than click-throughs (such as the number of telephone calls brought to our customers, the number of users registered with our customers, or the minimum number of click-throughs), we recognize revenues when (i) the specified performance criteria are met and (ii) applicable revenue recognition criteria as prescribed by SAB 104 (i.e. when there is persuasive evidence of an arrangement, delivery or services to be provided have been performed, fee is fixed or determinable and collection is reasonably assured) are satisfied. Payments received prior to the performance of services are recorded as customer deposits.

(3) Time-based Online Advertising Services. For time-based online advertising services such as text links, banners or other forms of graphical advertisement, we recognize revenues in accordance with SAB 104 on a pro-rata basis over the advertisement period, commencing on the date the customer’s advertisement is posted. For certain time-based contractual agreements, we may also provide certain performance guarantees, in which case, we recognize revenues at the later of the expiration of the duration of the advertisement period and the satisfaction of the performance guarantee. Payments received prior to performance of services are recorded as customer deposits.

In cases when time-based online advertising services are provided without persuasive evidence of an arrangement, accounts receivable, together with deferred revenues, are recognized for the determinable value, if available, of service provided. Revenue recognition is deferred until persuasive evidence of an arrangement is established.

(4) Online Marketing Services Involving Baidu Union. We make payments to Baidu Union members for introducing users who click on our customers’ links on our websites or on Baidu Union members’ properties. We recognize revenues in the amount of the fees we receive from our customers because we are the primary obligor to our customers. Payments made to Baidu Union members are recorded as traffic acquisition costs under cost of revenues.

(5) Online Marketing Services Arrangements with Multiple Elements. If a sales contract is entered into covering more than one product and the products are considered separate units of accounting in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” the total fee on such arrangements is allocated to the individual deliverables based on their relative fair values.

We have two types of online marketing services arrangements that may include multiple deliverables: P4P services and time-based online advertising services.

We may be requested by certain customers acquired through direct sales to provide additional services such as account set-up, account management, keywords suggestions and performance reporting. We charge an annual service fee for these services. These service fees represent value to customers in addition to standard P4P services which are charged on a per click basis. Pursuant to EITF 00-21, the annual services fees and click-through revenues are considered separate units of accounting. We recognize annual service fees as revenues on a pro-rata basis over the service period of one year.

For time-based online advertising services, we may provide multiple advertising services in one or more contracts, which may be considered as a single arrangement pursuant to EITF 00-21. We have accounted for such arrangements in accordance with EITF 00-21 whereby each of the advertising services is accounted for separately because (i) it has stand-alone value since we have sold such services on an individual basis to other customers; (ii) the fair value of the advertising services is objectively determinable based on actual sales transactions involving such services on a separate basis; and (iii) there is no general right of refund for those services already provided based on services that have not been provided. Accordingly, we allocate the total fee for such arrangements to each element of the advertising services based on their relative fair values and recognize revenues on a pro-rata basis over the respective service periods.

(6) Barter Transactions. From time to time, we engage in barter transactions for our online marketing services and we recognize such non-monetary transactions at fair value. If such value is not determinable within reasonable limits, we recognize the transaction based on the carrying value of the product or services we provide. The amount of revenues recognized for barter transactions was insignificant for each of the periods presented. In addition, we have not recognized any revenues for any of the periods presented relating to barter transactions involving advertising within the limits of EITF 99-17, “Accounting for Advertising Barter Transactions.” The volume of such transactions is not significant.

Other Services

(1) Enterprise Search Software and Related Services. We recognize revenues from our enterprise search software and related services in accordance with Statement of Position 97-2, “Software Revenue Recognition,” or SOP 97-2, and Statement of Position 98-9, “Modification of SOP 97-2 with respect to Certain Transactions,” or SOP 98-9. We recognize revenues from our enterprise search software and related services under SOP 97-2 when persuasive evidence of an arrangement exists, when all elements essential to the functionality of the software including installation and training are delivered in accordance with the terms and conditions of the customer contract, when the fee is fixed or determinable, and when collection is reasonably assured. For software arrangements involving multiple elements, we allocate revenues to each element based on vendor-specific objective evidence of relative fair values, when and if available, which are derived by allocating a value to each element that is based upon the prices charged when the element is sold separately. Our products and services are generally sold as part of a contract involving software, maintenance and training. We use vendor-specific objective evidence to determine the relative fair value of these various elements in each of the contracts. If we do not have vendor-specific objective evidence to support the fair value of such multiple element arrangements, we defer revenue recognition until all elements have been delivered or until a fair value can be objectively determined for any of the remaining undelivered elements. When the fair value of a delivered element has not been established, we use the residual method to record revenue if the fair value of all undelivered elements is determinable. Under the residual method, we defer the fair value of the undelivered elements and allocate the remaining portion of the arrangement fee to the delivered elements and recognize it as revenue. If the only undelivered element is post-contract services, for which fair value cannot be established, the entire fee is recognized ratably over the term of the post-contract services arrangement. Payments received or receivable prior to meeting the above revenue recognition criteria are recorded as deferred revenue.

We recognize revenues from sales of our enterprise search software and related services net of VAT payable to, but include the amount of VAT rebates received or receivable from, the relevant PRC tax authorities pursuant to applicable PRC tax regulations. Sales of enterprise search software products in China are subject to a VAT at a rate of 17% of gross sales proceeds. Companies that meet certain conditions set by the relevant PRC tax authorities are entitled to a refund of VAT in an amount equal to the excess over 3% of the contract price paid by customers in any month when output VAT (which is the amount of VAT a company collects for sale of its products) exceeds input VAT (which is the amount of VAT a company pays in connection with its purchases). We record VAT rebates on an accrual basis.

(2) Portal Search Services. We recognized portal search revenues ratably over the service period when there is persuasive evidence of an arrangement, the fees are fixed or determinable, the services have been performed and collection is reasonably assured in accordance with SAB 104 to be updated according to audited report.

Share-based Compensation Expenses

Our share-based compensation plan is described in more detail under Item 6B. “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.” We grant options to employees and non-employees. For options granted to employees, we recorded a compensation charge for the excess of the fair value of the shares at the grant date over the amount an employee must pay to acquire the shares by the end of 2005. We then amortize share-based compensation expenses over the vesting periods of the related options, which are generally four years long. For options granted to non-employees, we record share-based compensation expenses based on the fair value at the measurement date and amortize the expenses over the non-employees’ service periods.

We recognize share-based compensation to the extent the fair value of the shares at the grant date exceeds the exercise price of the option. However, in light of the fact that we publicly filed our registration statement on Form F-1 on July 12, 2005 in connection with our initial public offering, the determination of the fair value of shares was different for the periods before and after July 12, 2005.

Before July 12, 2005

We have granted options to our employees at exercise prices less than the value of the underlying shares as determined by our board of directors on the date of grant. For purposes of financial accounting, we have determined the values of the shares underlying our options by reference to share transactions with or between third parties and by applying a blended income and market value approach to arrive at the fair values for the shares underlying our options. The fair value is the per share value of our ordinary shares determined by us solely for the purpose of financial accounting for employee share-based compensation.

Determining the fair value of our ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. We used the income approach in conjunction with the market value approach by assigning a different weight to each of the approaches to estimate the value of the enterprise when the option was granted. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, primarily since late 2002, contributed significantly to the increase in the fair value of our ordinary shares. In addition, the market capitalizations of certain public companies involved in the same or similar lines of business as ours have increased significantly since 2004, which also contributed to the increase in the fair value of our ordinary shares. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in China; no major changes in tax law in China or the tax rates applicable to our subsidiaries in China; our ability to retain competent management, key personnel and technical staff to support our ongoing operation; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates.

After July 12, 2005

We have granted options to our employees at exercise prices as determined by our board of directors on the date of grant. The fair value of shares was equal to the public trading price of the same shares.

Pro forma information regarding net income (loss) and earnings per share is required by SFAS123, Accounting for Stock-Based Compensation, in order to show our net income (loss) as if we had accounted for employee share options under the fair value method. We use the Black-Scholes option pricing model to compute the fair value of options at the grant date. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of option, expected volatility of share price, expected dividends and risk-free interest rate for the expected term of option. We used the minimum value method in estimating the share price volatility for options granted to employees before we went public, and we estimated the volatility for options granted to employees after we went public. Because our employee share options have characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of our share options.

The effects of applying pro forma disclosures of net income (loss) and earnings per share are not indicative of the pro forma effects on net income and earnings per share in the future years for the following reasons:

•	the number of future shares to be issued under these plans is not known; and

•	the assumptions used to determine the fair value can vary significantly.

We have granted options to non-employees including third-party consultants. We determine the fair value of the options granted to non-employees using the Black-Scholes option pricing model at the earlier of non-employees’ performance commitment date or performance completion date. We amortize share-based compensation expenses over non-employees’ service period.

From January 1, 2006, we adopted SFAS123R to account for share-based payment, which is described in Item 8B—“Significant Changes.”

Consolidation of Variable Interest Entities

PRC law currently limits foreign ownership of companies that provide Internet content and advertising services. To comply with these foreign ownership restrictions, we operate our websites and provide online advertising services in China through Baidu Netcom, a PRC limited liability company wholly owned by our co-founder and chief executive officer, Robin Yanhong Li, and our co-founder Eric Yong Xu, both of whom are

PRC citizens. Baidu Netcom holds the licenses and approvals necessary to operate our websites and to provide online advertising services in China. We have contractual arrangements with Baidu Netcom and its shareholders pursuant to which we provide technology consulting services and license certain software products and registered domain names and trademarks to Baidu Netcom. Through these contractual arrangements, we also have the ability to substantially influence Baidu Netcom’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result of these contractual arrangements, which enable us to control Baidu Netcom, we are considered the primary beneficiary of Baidu Netcom. Accordingly, we regard Baidu Netcom as a Variable Interest Entity under FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” or FIN 46R, and consolidate its results, assets and liabilities in our consolidated financial statements.

Intangible Assets

We carry intangible assets at cost less accumulated amortization. We compute amortization using the straight-line method over the estimated economic life of the identifiable intangible asset, as follows:

Domain name	- 5 years
Customer relationships	- 2 to 5 years
Non-competition agreement	- 4 years

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the failure of customers to make required payments. We review the accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, we consider many factors, including the age of the balance, the customer’s past payment history and current credit-worthiness and current economic trends.

Impairment of Asset Group

An asset group at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset group to be held and used is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. We use estimates and judgments in our impairment tests and if different estimates or judgments were utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. Our business has evolved rapidly since we commenced operations in 2000. Our limited operating history makes it difficult to predict future operating results. We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
(in thousands)	2003	2004	2005
	RMB	RMB	RMB	US$
				(unaudited)
Consolidated Statement of Operations Data
Revenues:
Online marketing services	31,775	106,854	307,363	38,086
Other services	8,796	10,597	11,852	1,469
Total revenues	40,571	117,451	319,215	39,555
Operating costs and expenses:
Cost of revenues	(22,636)	(39,527)	(103,427)	(12,816)
Selling, general and administrative	(16,930)	(39,004)	(111,967)	(13,874)
Research and development	(5,191)	(11,406)	(34,407)	(4,263)
Share-based compensation(1)	(5,109)	(16,510)	(33,571)	(4,160)

Total operating costs and expenses	(49,866)	(106,447)	(283,372)	(35,113)

Operating (loss)/profit	(9,295)	11,004	35,843	4,442
Interest income	325	1,135	13,580	1,683
Other expenses/income, net, including exchange gains or losses	85	347	93	11
Taxation	—	(481)	(1,911)	(237)

Net (loss)/income	(8,885)	12,005	47,605	5,899

(1)	Share-based compensation expenses are allocated as follows:

Cost of revenues	(648)	(1,665)	(974)	(121)
Selling, general and administrative	(2,669)	(11,720)	(22,804)	(2,826)
Research and development	(1,792)	(3,125)	(9,793)	(1,213)

	(5,109)	(16,510)	(33,571)	(4,160)

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues. Our total revenues increased by 171.8% from RMB117.5 million in 2004 to RMB319.2 million (US$39.6 million) in 2005. This increase was primarily due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 187.6% from RMB106.9 million in 2004 to RMB307.4 million (US$38.1 million) in 2005. This increase was mainly attributable to our customers’ increased use of online marketing as a means to promote their products and services, as evidenced by the increase in the number of online marketing customers from approximately 34,600 in 2004 to over 76,000 in 2005, and the increase in the average revenue per customer from approximately RMB3,083 in 2004 to approximately RMB4,044 (US$501) in 2005. The increase in our online marketing customers was mainly due to our more effective distribution network, and, to a lesser extent, our expanded direct sales, especially in Shanghai and Guangzhou. The increase in the average revenue per customer was primarily attributable to (a) the increase in the number of click-through; (b) the higher price per click as more customers participated in our P4P auction platform; and (c) the increase in the number of larger, higher-spending online advertising customers.

Total Operating Costs and Expenses. Our total operating expenses increased by 166.2% from RMB106.4 million in 2004 to RMB283.4 million (US$35.1 million) in 2005. This increase was primarily due to increases in our cost of revenues and selling, general and administrative expenses, and, to a lesser extent, increases in our research and development expenses and share-based compensation expenses.

•	Cost of Revenues. Our cost of revenues increased by 161.7% from RMB39.5 million in 2004 to RMB103.4 million (US$12.8 million) in 2005. This increase was primarily due to substantial increases in depreciation expenses of servers and other equipment, bandwidth costs and business tax.

•	Traffic Acquisition Costs. Our traffic acquisition costs increased by 94.6% from RMB10.9 million in 2004 to RMB21.2 million (US$2.6 million) in 2005. This was primarily due to the increased number of click-throughs by users of our Baidu Union members’ properties.

•	Bandwidth Costs. Our bandwidth costs increased by 151.0% from RMB8.5 million in 2004 to RMB21.3 million (US$2.6 million) in 2005, as a result of increased bandwidth to support increased traffic.

•	Depreciation Expenses of Servers and Other Equipment. Our depreciation expenses of servers and other computer hardware increased by 257.2% from RMB7.1 million in 2004 to RMB25.3 million (US$3.1 million) in 2005, as we acquired more servers, network equipment and computer hardware to meet increased user traffic and accommodate growing online marketing services.

•	Operational Expenses. Our operational expenses increased by 128.1% from RMB6.5 million in 2004 to RMB14.9 million (US$1.8 million) in 2005, primarily due to the increase in the number of our operating and technical support employees to meet the needs of our growing operations.

•	Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 187.1% from RMB39.0 million in 2004 to RMB112.0 million (US$13.9 million) in 2005. This increase was primarily due to the following factors:

•	marketing and promotional expenses increased by 580.0% from RMB3.0 million in 2004 to RMB20.4 million (US$2.5 million) in 2005, primarily due to our enhanced marketing, distribution and promotional efforts.

•	total salaries and benefits increased by 171.3% from RMB17.4 million in 2004 to RMB47.2 million (US$5.9 million) in 2005, primarily due to the increased administrative and direct sales headcount and more sales commissions along with our expanded online marketing services; and

•	professional expenses increased by 268.0% from RMB2.5 million in 2004 to RMB9.2 million (US$1.1 million) in 2005, primarily due to the increased expenditures associated with being a public company in the latter half of 2005.

•	Research and Development Expenses. Our research and development expenses increased by 201.7% from RMB11.4 million in 2004 to RMB34.4 million (US$4.3 million) in 2005, primarily due to an increase in salaries and benefits resulting from the increased headcount.

•	Share-based Compensation Expenses. Our share-based compensation expenses increased by 103.3% from RMB16.5 million in 2004 to RMB33.6 million (US$4.2 million) in 2005, primarily due to the increase in the intrinsic value of our options granted after our initial public offering.

Operating Profit. As a result of the foregoing, we generated an operating profit of RMB35.8 million (US$4.4 million) in 2005, a 225.7% increase from 2004.

Taxation. Our income tax expenses were RMB1.9 million (US$0.2 million) in 2005, a 297.3% increase from 2004.

Net Income. As a result of the foregoing, we had net income of RMB47.6 million (US$5.9 million) in 2005, a 296.5% increase compared to net income of RMB12.0 million in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues. Our total revenues increased by 189.5% from RMB40.6 million in 2003 to RMB117.5 million in 2004. This increase was primarily due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 236.3% from RMB31.8 million in 2003 to RMB106.9 million in 2004. This increase was mainly attributable to our customers’ increased use of online marketing as a means to promote their products and services, as evidenced by the increase in the number of online marketing customers from over 24,700 in 2003 to over 34,600 in 2004, and, to a lesser extent, the increase in the average revenue per customer from approximately RMB1,282 in 2003 to approximately RMB3,083 in 2004. The increase in our online marketing customers was mainly due to our more effective distribution network. The increase in the average revenue per customer was primarily attributable to (i) more intense competitive bidding for keywords reflecting the expansion of our P4P customer base and (ii) the increase in the number of larger, higher-spending online advertising customers.

Total Operating Costs and Expenses. Our total operating expenses increased by 113.5% from RMB49.9 million in 2003 to RMB106.4 million in 2004. This increase was primarily due to increases in our selling, general and administrative expenses and share-based compensation expenses, and, to a lesser extent, increases in our cost of revenues and research and development expenses.

•	Cost of Revenues. Our cost of revenues increased by 74.6% from RMB22.6 million in 2003 to RMB39.5 million in 2004. This increase was primarily due to substantial increases in bandwidth costs, depreciation expenses of servers and other equipment and salaries and benefits for our operating and technical support personnel.

•	Traffic Acquisition Costs. Our traffic acquisition costs in 2004 compared with 2003 remained largely unchanged at RMB10.9 million. This was primarily due to the increased number of click-throughs by users of our Baidu Union websites. The increase was partially offset by our acquisition of the domain name Hao123.com. In August 2004, we acquired the domain name Hao123.com which was at the time the largest traffic contributor among our Baidu Union members. The traffic acquisition costs associated with click-throughs by users of the Hao123.com website during the period in 2004 prior to our acquisition accounted for approximately 20% of the total traffic acquisition costs in 2004, while the traffic acquisition costs associated with click-throughs by users of the Hao123.com website contributed approximately 18% to the total traffic acquisition costs in 2003. Following the acquisition, Hao123.com became one of our websites, and we no longer incur traffic acquisition costs in connection with the revenues generated from click-throughs by users of Hao123.com.

•	Bandwidth Costs. Our bandwidth costs increased by 282.3% from RMB2.2 million in 2003 to RMB8.5 million in 2004, as a result of increased bandwidth to support increased traffic on our Baidu.com website and on the Hao123.com website, which became our organic traffic in August 2004.

•	Depreciation Expenses of Servers and Other Equipment. Our depreciation expenses of servers and other computer hardware increased by 70.6% from RMB4.1 million in 2003 to RMB7.1 million in 2004, as we acquired more servers and computer hardware to meet increased user traffic and accommodate growing online marketing services.

•	Operational Expenses. Our operational expenses increased by 76.6% from RMB3.7 million in 2003 to RMB6.5 million in 2004, primarily due to the increase in the number of our operating and technical support employees to meet the needs of our growing operations.

•	Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 130.4% from RMB16.9 million in 2003 to RMB39.0 million in 2004. This increase was primarily due to the following factors:

•	marketing and promotional expenses of RMB3.0 million that we incurred in 2004 (as compared to no such expenses in 2003);

•	104.1% increase in total salaries and benefits for our sales and marketing personnel from RMB4.9 million in 2003 to RMB10.0 million in 2004, primarily due to the increased sales commissions in 2004 reflecting higher direct sales of our online marketing services; and

•	54.2% increase in total salaries and benefits from RMB4.8 million in 2003 to RMB7.4 million in 2004 as a result of the increase in the number of general and administrative personnel.

•	Research and Development Expenses. Our research and development expenses increased by 119.7% from RMB5.2 million in 2003 to RMB11.4 million in 2004, primarily due to an increase in salaries and benefits resulting from the increased headcount.

•	Share-based Compensation Expenses. Our share-based compensation expenses increased by 223.2% from RMB5.1 million in 2003 to RMB16.5 million in 2004, primarily because we granted more options in 2004.

Operating (Loss)/Profit. As a result of the foregoing, we generated an operating profit of RMB11.0 million in 2004, compared to an operating loss of RMB9.3 million in 2003.

Taxation. Our income tax expenses were RMB0.5 million in 2004. We did not incur any income tax expenses in 2003 because we were not profitable in 2003. We did not recognize deferred tax assets in 2003 because it was likely that these deferred tax assets would not be recognized.

Net (Loss)/Income. As a result of the foregoing, we had net income of RMB12.0 million in 2004, compared to a net loss of RMB8.9 million in 2003.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005, respectively.

Foreign Currency

The exchange rate between U.S. dollar and RMB was in a decline trend, from July 2005 when the average exchange rate was 8.2264 to December 2005 when the average exchange rate was 8.0755, which resulted in foreign currency translation losses when we translated our financial assets from U.S. dollar into RMB.

B.    Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
(in thousands)	2003	2004	2005
	RMB	RMB	RMB	US$
Net cash generated from operating activities	12,702	56,509	162,352	20,117
Net cash used in investing activities	(7,958)	(39,475)	(181,096)	(22,440)
Net cash generated from financing activities	72	120,337	724,333	89,754

Effect of exchange rate changes on cash	—	—	(5,192)	(643)

Net increase in cash and cash equivalents	4,816	137,371	700,397	86,788
Cash and cash equivalents at beginning of the period	58,009	62,825	200,196	24,807
Cash and cash equivalents at end of the period	62,825	200,196	900,593	111,595

Operating Activities

Net cash generated from operating activities increased to RMB162.4 million (US$20.1 million) in 2005 from RMB56.5 million in 2004. This increase was mainly attributable to several factors, including (i) the net income of RMB47.6 million (US$5.9 million) in 2005 compared to net income of RMB12.0 million incurred in 2004; (ii) the increase in add-back of non-cash expenses, mainly consisting of share-based compensation and depreciation expenses; (iii) the increase in customer deposits and deferred revenue resulting from the increased number of P4P customers; and (iv) the increase in accrued expenses and other liabilities.

Net cash generated from operating activities increased to RMB56.5 million in 2004 from RMB12.7 million in 2003. This increase was primarily due to several factors, including (i) the net income of RMB12.0 million in 2004 compared to a net loss of RMB8.9 million incurred in 2003; (ii) the increase in add-back of non-cash expenses, consisting of share-based compensation and depreciation expenses; (iii) the increase in customer deposits resulting from the increased number of P4P customers; and (iv) the increase in accrued expenses and other liabilities. The increase in operating cash flow was partially offset by the increase in accounts receivable amounting to RMB6.9 million from our tailored solutions and enterprise search software customers.

Investing Activities

Net cash used in investing activities increased from RMB39.5 million in 2004 to RMB181.1 million (US$22.4 million) in 2005 primarily due to our purchase of additional servers and other computer hardware, as well as the prepayment for the land use right of a new premise in Beijing. Net cash used in investing activities increased from RMB8.0 million in 2003 to RMB39.5 million in 2004 primarily due to our purchase of additional servers and other computer hardware, as well as our payment of RMB11.9 million in August 2004 in connection with our acquisition of the domain name Hao123.com. The increase was also attributable to our purchase of ERP software and leasehold improvements to our premises.

We expect that net cash used in investing activities will increase in 2006 and 2007. The expected increase is due to the building of our new corporate headquarters in Beijing and any future investments or acquisitions we may pursue.

Financing Activities

Net cash provided by financing activities increased substantially from RMB120.3 million in 2004 to RMB724.3 million (US$89.8 million) in 2005, due to the net proceeds received from our initial public offering. Net cash provided by financing activities increased from RMB0.1 million in 2003 to RMB120.3 million in 2004 primarily due to the net proceeds from the issue of our Series C convertible preferred shares in June 2004.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks.

Capital Expenditures

We made capital expenditures of RMB6.4 million, RMB25.4 million and RMB88.7 million (US$11.0 million) in 2003, 2004 and 2005, respectively, representing 15.8%, 21.6% and 27.8% of our total revenues, respectively. In the past, our capital expenditures were used to purchase servers, network equipment and other computer hardware for our business. In late 2005, we entered into an agreement to acquire the land use right for approximately 44,000 square meters of land in Beijing to build our new corporate headquarters thereon. The aggregate consideration for acquiring the land use right is approximately RMB92.4 million, to be paid in installments until we obtain necessary governmental approval for the proposed development and use of the land. We expect to receive such approval by the end of 2006. Our capital expenditures may increase in the near term as our business continues to grow and as we expand and improve our network infrastructure. We also intend to upgrade our financial and accounting systems and infrastructure.

C.    Research and Development

We have a team of experienced engineers who are mostly based at our headquarters in Beijing. We recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We have also recruited experienced engineers from the United States. We compete aggressively for engineering talent to help us address challenges such as Chinese language processing, information retrieval and high performance computing. In each of the three years ended December 31, 2003, 2004 and 2005, our research and development expenditures were RMB5.2 million, RMB11.4 million and RMB34.4 million (US$4.3 million), representing 12.8%, 9.7% and 10.8% of our total revenues for 2003, 2004 and 2005, respectively.

D.    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2003 to December 31, 2005 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity and are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.    Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2005:

	Payment Due by Period
(in RMB thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations(1)	131,613	122,252	9,361	—	—
Total	131,613	122,252	9,361	—	—

(1)	Operating lease obligations represent the lease obligations for our premises and bandwidth obligations.

We do not have any long-term debt obligations, capital (finance) lease obligations or purchase obligations.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title

Robin Yanhong Li	37	Chairman and Chief Executive Officer

Shawn Wang	39	Chief Financial Officer

David Hongbo Zhu	35	Chief Operating Officer

Jerry Jianguo Liu	40	Chief Technology Officer

Dong Liang	31	Vice President of Marketing

William Decker	59	Independent Director

James Ding	41	Independent Director

Asad Jamal	46	Director

Greg Penner	36	Independent Director

Robin Yanhong Li is a co-founder of our company. Mr. Li has served as our chairman of the board since our inception in January 2000 and as our chief executive officer since January 2004. Mr. Li served as our president from February 2000 to December 2003. Prior to founding our company, Mr. Li worked as a staff engineer for Infoseek, a pioneer in the Internet search engine industry, from July 1997 to December 1999. Mr. Li was a senior consultant for IDD Information Services from May 1994 to June 1997 during which he invented a patent related to a search engine technology which we have not used and do not intend to use in our operations. Mr. Li received a bachelor’s degree in information science from Peking University and a master’s degree in computer science from the State University of New York at Buffalo.

Shawn Wang has served as our chief financial officer since September 2004. Prior to joining our company, Mr. Wang was a partner of the global capital markets group of PricewaterhouseCoopers LLP in charge of managing PricewaterhouseCoopers’ cross-border transactional, accounting and strategic advisory services to clients seeking access to U.S. capital markets, with a specific focus on clients based in Greater China. Mr. Wang served as an advisor to the China Securities Regulatory Commission, or CSRC, from November 2002 to December 2003, an expert advisor to the Ministry of Finance, Accounting Standards Board of China from December 2003 to September 2004 and an advisor to the Asset Securitization Task Force of CSRC from April 2004 to December 2004. Prior to transferring to PricewaterhouseCooper’s office in Hong Kong in 1999, Mr. Wang worked at the London and New York offices of PricewaterhouseCoopers for five years. Mr. Wang received a bachelor’s degree in industrial management from Northwestern Polytechnical University in China, a master’s degree in Higher Education Administration from West Virginia University and a master’s degree in accounting from The American University.

David Hongbo Zhu has served as our chief operating officer since January 2004. Mr. Zhu previously served as our senior vice president from May 2002 to December 2003. Mr. Zhu has more than 12 years of experience in the information and technology industry in China. Prior to joining our company, Mr. Zhu served as a vice president of Hanconsulting (China) Co., Ltd., the largest management consulting company in China providing management consulting, IT and systems implementation consulting from January 2002 to May 2002. He co-founded Original Power Information Technology Co., Ltd. in 2001 and served as its director and chief executive officer. From 1997 to 2001, Mr. Zhu held a number of positions at UFSoft Group, the largest software company in China, including vice president in charge of sales, marketing, distribution channels and customer service and won several awards including the “Best Employee of UFSoft” award and the “Outstanding Contribution to UFSoft of the Decade” award. Mr. Zhu received a bachelor’s degree from Beijing University of Aeronautics and Astronautics.

Jerry Jianguo Liu has served as our chief technology officer since the beginning of 2006. Prior to that, he served as our vice president of engineering since January 2000. Mr. Liu has over 13 years of experience in software engineering, research, development and engineering management. Before joining our company, Mr. Liu was an associate professor and the head of the Computer Networks and Distributed Systems Laboratory of Peking University’s Department of Computer Science and Technology. He oversaw several research projects funded by the Chinese National Science Foundation, the National 863 Fund and National Planning Committee in China. The engineering teams led by Mr. Liu developed certain large scale software products, including TianWang, the first Chinese language search engine in China. Mr. Liu received a bachelor’s degree in computer science and engineering from Xi’an Jiaotong University and a master’s degree in computer science from Peking University. He was a visiting scholar in the Department of Computer Science of University of Illinois at Urbana-Champaign from 1997 to 1998.

Dong Liang has served as our vice president of marketing since November 2004. Mr. Liang had advised us on our branding strategy prior to joining our company. From 2003 to December 2004, Mr. Liang was the branding advisor at Yi Communications Group where he managed and supervised a team of over thirty employees who provided services related to brand promotion and public relations to Guangdong Mobile Corporation and designed and executed the largest student competition sponsored by PepsiCo in southern China. From November 1999 to 2004, Mr. Liang worked at Hong Kong-based Phoenix TV as show host and chief editor. Mr. Liang received his bachelor’s degree in television communications from China Media University. Mr. Liang is also a founding member of the Changing China Observer Forum of Peking University.

William Decker has served as our independent director since October 2005. Mr. Decker is a retired partner of PricewaterhouseCoopers LLP. Prior to his retirement in July 2005, Mr. Decker was the senior partner in charge of PricewaterhouseCoopers LLP’s Global Capital Markets Group. He led a team of more than 300 professionals in 25 countries to provide technical support to non-US companies on SEC regulations and US GAAP reporting and assistance with the Sarbanes-Oxley Act compliance work. He was also one of PricewaterhouseCoopers’ lead authorities on the Sarbanes-Oxley Act. Mr. Decker received a bachelor’s degree in accounting from Fairleigh Dickinson University in New Jersey.

James Ding has served as an independent director since our initial public offering in August 2005. Mr. Ding has served as the chairman of the board of directors of AsiaInfo Holdings, Inc., a Nasdaq-listed company since April 2003 and has served as a member of the board of AsiaInfo since its inception. He served as AsiaInfo’s chief executive officer from May 1999 to April 2003. He was also AsiaInfo’s senior vice president for business development and chief technology officer from 1997 to 1999. Mr. Ding received a master’s degree in information science from the University of California, Los Angeles.

Asad Jamal has served as our director since June 2004. Mr. Jamal is co-chairman and managing director of DFJ ePlanet Ventures, a Silicon Valley headquartered technology venture capital firm, with US$640 million under management. DFJ ePlanet Ventures was co-founded by Mr. Jamal, Draper Fisher Jurvetson, a leading Silicon Valley venture capital firm and Roderick Thomson, a financier, and focuses on global venture capital opportunities. Mr. Jamal currently heads DFJ ePlanet’s teams and offices in Silicon Valley, London, Singapore,

Beijing and Shanghai. Mr. Jamal serves on the board of directors of U.S. technology companies Visto Corporation, Intrapace, Inc. and IXI Mobile, Inc. He has previously worked in a senior executive capacity with Hong Kong merchant bank Peregrine Investment Holdings, and as head of interest-rate derivatives trading with Chase Manhattan Bank in London. Mr. Jamal graduated with a B.Sc. (Honors) from the London School of Economics, and is a member of The Institute of Chartered Accountants in England & Wales. He is a charter member of entrepreneurship organizations TIE Silicon Valley and OPEN Silicon Valley.

Greg Penner has served as our director since July 2004. Mr. Penner is a general partner of Madrone Capital Partners, an investment firm based in Menlo Park, California. From 2002 to 2004, he was the senior vice president and chief financial officer of Wal-Mart Japan, and he continues to serve as a director of The Seiyu, Ltd., a Japanese retailer. From 2000 to 2002, Mr. Penner was responsible for the business development, legal and finance affairs of Walmart.com, Wal-Mart’s Internet business based in California. Prior to joining Wal-Mart, Mr. Penner was a general partner at Peninsula Capital, an early stage venture capital fund. In addition to Baidu and Seiyu, Mr. Penner also serves as a director of 99Bill Corporation based in Shanghai, China. Mr. Penner received a bachelor’s degree in international economics from the School of Foreign Service at Georgetown University and an M.B.A. from the Stanford Graduate School of Business.

B.    Compensation of Directors and Executive Officers

In 2005, we paid an aggregate of approximately RMB5.7 million (US$0.7 million) and approximately RMB 0.2 million (US$0.03 million) in cash compensation to our executive officers and non-executive directors, respectively.

No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Our board of directors and shareholders approved the issuance of up to 5,040,000 ordinary shares upon exercise of awards granted under our 2000 option plan. As of March 31, 2006, options to purchase 1,757,465 ordinary shares were outstanding. The following table summarizes, as of March 31, 2006, the outstanding options and restricted shares that we granted to several of our directors and executive officers and to other individuals as a group under our 2000 option plan.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Grant Date	Expiration Date
Robin Yanhong Li	50,000		2.50	April 1, 2004	March 31, 2014
	22,050		49.25	February 15, 2006	February 14, 2011
	4,725	*	—	February 15, 2006	February 14, 2011
Shawn Wang	241,866		4.50	July 15, 2004	July 14, 2009
	7,000		49.25	February 15, 2006	February 14, 2011
	1,500	*	—	February 15, 2006	February 14, 2011
David Hongbo Zhu	16,667		0.20	May 16, 2002	May 15, 2007
	11,251		0.20	October 16, 2003	October 15, 2008
	25,000		2.50	January 15, 2004	January 14, 2009
	50,000		6.50	January 18, 2005	January 17, 2010
	10,000		49.25	February 15, 2006	February 14, 2011
	2,000	*	—	February 15, 2006	February 14, 2011
Jerry Jianguo Liu	5,833		0.20	August 15, 2002	August 14, 2007
	7,000		0.20	October 16, 2003	October 15, 2008
	20,625		5.50	October 19, 2004	October 18, 2009
	10,000		49.25	February 15, 2006	February 14, 2011
	2,000	*	—	February 15, 2006	February 14, 2011
Dong Liang	104,850		6.50	January 18, 2005	January 17, 2010
James Ding	15,000		27.00	August 4, 2005	August 3, 2010
William Decker	20,000		65.80	October 19, 2005	October 18, 2010
Greg Penner	15,520		27.00	August 4, 2005	August 3, 2010
Other individuals as a group	1,114,578

*	These are restricted shares.

Types of Awards. We may grant the following types of awards under our 2000 option plan:

•	our ordinary shares;

•	options to purchase our ordinary shares; and

•	any other securities with value derived from the value of our ordinary shares.

Plan Administration. Our board of directors, or a committee designated by our board of directors, administers our 2000 option plan. In each case, our board of directors or the committee, will determine the provisions and terms and conditions of each award grant. These include, among other things, the option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment upon settlement of an award, payment contingencies and satisfaction of any performance criteria.

Award Agreement. Awards granted under our 2000 option plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award. In addition, in the case of options, the award agreement also specifies whether the option constitutes an incentive stock option, or ISO, or a non-qualifying stock option.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant ISOs only to our employees and employees of our majority-owned subsidiaries.

Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction in which the successor entity does not assume our outstanding awards under our 2000 option plan. In such event, each outstanding award will become fully vested and immediately exercisable, the transfer restrictions on the awards will be released (other than those applicable to ISOs), and the repurchase or forfeiture rights will terminate immediately before the date of the change-of- control transaction. If the successor entity assumes our outstanding awards and later terminates the grantee’s employment or service without cause, or if the grantee resigns voluntarily with good cause within 12 months of the change-of-control transaction, the outstanding awards automatically become fully vested and exercisable.

Exercise Price and Term of Awards. If we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant.

The term of each award is stated in the award agreement. The term may not exceed ten years from the date of the grant, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of our share capital.

Vesting Schedule. In general, the plan administrator determines, or the award agreement specifies, the vesting schedule. Options generally vest over a four-year period beginning from one year after the grant date. Under our 2000 option plan, employees may elect at any time to exercise their options any part or all of the awards prior to full vesting of the awards. But such early exercise may be subject to a repurchase right as determined by our management. When an optionee’s employment or service is terminated, the optionee may exercise his or her options that have vested as of the termination date within three months of termination or as determined by our plan administrator.

Repurchase Rights. Under our 2000 option plan, the aforementioned early exercise may be subject to a right to repurchase such shares at the amount equal to the original purchase price paid by grantee for each such Share. Before the closing date of our initial public offering on August 5, 2005, such repurchase right was exercisable at any time (i) during the 90-day period following employee termination date, or (ii) during the 90-day period following an exercise of the option that occurs after employee termination date. Upon the closing date of our initial public offering, the time limitation of exercising such repurchase rights have been changed to lapse at the rate of at least twenty percentage (20%) of the shares subject to the share option per year over five years from the date the share option is granted (without respect to the date the award was exercised or became exercisable).

Amendment and Termination. Our board of directors may at any time amend, suspend or terminate our 2000 option plan. Amendments to our 2000 option plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our 2000 option plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2000 option plan shall continue in effect for a term of ten years from the date of adoption.

C.    Board Practices

Board of Directors

Our board of directors currently has five directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have three committees under the board of directors: an audit committee, a compensation committee and a corporate governance and nominating committee. We have adopted a charter for each of the three committees.

Audit Committee

Our audit committee consists of Messrs. William Decker, James Ding and Greg Penner, all of whom satisfy the “independence” requirements of Rule 4350 of the Nasdaq Stock Market Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Decker is the “financial expert” on our audit committee, as required under Rule 4350 of the Nasdaq Stock Market Marketplace Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing, retaining and overseeing the work of the independent auditors, including resolving disagreements between the management and the independent auditors relating to financial reporting;

•	pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing annually the independence and quality control procedures of the independent auditors;

•	reviewing and approving all proposed related party transactions;

•	discussing the annual audited financial statements with the management;

•	meeting separately with the independent auditors to discuss critical accounting policies, management letters, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management; and

•	attending to such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

In 2005, our audit committee held meetings and passed resolutions by unanimous written consent three times.

Compensation Committee

Our compensation committee consists of Messrs. James Ding and Greg Penner. Messrs. James Ding and Greg Penner satisfy the “independence” requirements of Rule 4350 of the Nasdaq Stock Market Marketplace Rules. The compensation committee assists the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting while his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving executive compensation;

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans;

•	determining our policy with respect to change of control or “parachute” payments; and

•	managing and reviewing director and executive officer indemnification and insurance matters.

In 2005, our compensation committee held meetings or passed resolutions by unanimous written consent once.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. James Ding and Greg Penner. Messrs. James Ding and Greg Penner satisfy the “independence” requirements of Rule 4350 of the Nasdaq Stock Market Marketplace Rules. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	recommending to the board nominees for election or re-election to the board or for appointments to fill any vacancies;

•	reviewing annually the performance of each incumbent director in determining whether to recommend such director for an additional term;

•	overseeing the board in the board’s annual review of its own performance and the performance of the management; and

•	considering, preparing and recommending to the board such policies and procedures with respect to corporate governance matters as may be required or required to be disclosed under the applicable laws or otherwise considered to be material.

In 2005, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent once.

Terms of Directors and Executive Officers

All directors hold office until their successors have been duly elected and qualified. Director nomination is subject to the approval of our corporate governance and nominating committee. Our shareholders may remove any director by ordinary resolution and may in like manner appoint another person in his stead. A valid ordinary resolution requires the votes of a majority of shareholders attending the shareholder meeting that is duly constituted and meets the quorum requirement. Officers are elected by and serve at the discretion of the board of directors.

D.    Employees

We had 159, 349 and 1,307 employees as of December 31, 2003, 2004 and 2005, respectively. As of December 31, 2005, we had 1,307 employees, including 101 in management and administration, 335 in research and development, 192 in operation and service, and 679 in sales and marketing. We also hire temporary employees and contractors from time to time.

E.    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2006, assuming exercise of all outstanding options, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

	Shares Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers:

Robin Yanhong Li (3)	7,276,775	21.9%

Greg Penner (4)	2,223,603	6.7%

Jerry Jianguo Liu (5)	300,500	0.9%

Shawn Wang (6)	270,366	0.8%

David Hongbo Zhu (7)	302,726	0.9%

Dong Liang (8)	104,850	0.3%

James Ding (9)	15,000	< 0.1%

William Decker (10)	20,000	< 0.1%

All Directors and Executive Officers as a Group (11)	10,513,820	31.7%

Principal Shareholders:

Draper Fisher Jurvetson ePlanet Ventures L.P. (12)	5,167,870	15.6%

Peninsula Capital Fund I, LLC (13)	2,164,603	6.5%

(1)	The number of shares beneficially owned by each listed person includes the shares beneficially owned by such person and the shares underlying all options held by such person.

(2)	Percentage of beneficial ownership of each listed person is based on 33,181,182 ordinary shares of the company outstanding as of March 31, 2006, and the number of ordinary shares underlying options held by such person as of that date.

(3)	Includes 33,333 Class A ordinary shares held by Mr. Li, 72,050 Class A ordinary shares issuable upon exercise of options held by Mr. Li, 4,725 restricted shares held by Mr. Li, 5,490,000 Class B ordinary shares held by Handsome Reward Limited, a company wholly owned and controlled by Mr. Li, and 1,676,667 Class B ordinary shares held by Melissa Ma, Mr. Li’s wife. Mr. Li disclaims beneficial ownership of the shares held by his wife. The business address for Mr. Li is Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(4)

Includes 59,000 Class A shares, 15,520 Class A ordinary shares issuable upon the exercise of an option and 2,164,603 Class B ordinary shares held by Peninsula Capital Fund I, LLC. Greg Penner is the sole manager of Peninsula Capital Fund I, LLC, and has sole voting and dispositive power over all the shares held by Peninsula Capital Fund I, LLC. Greg Penner disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The business address for Greg Penner is 3000 Sand Hill Road, Building 2, Suite 150, Menlo Park, California 94025, U.S.A.

(5)	Includes 108,835 Class A ordinary shares and 146,207 Class B ordinary shares held by Yoyue.com Inc., a British Virgin Islands company wholly owned and controlled by Mr. Liu, 2,000 restricted shares held by Mr. Liu, and 43,458 Class A ordinary shares issuable upon exercise of options held by Mr. Liu. The business address for Mr. Liu is Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(6)	Includes 20,000 Class A ordinary shares held by Asia Strategy Marketing Limited, a British Virgin Islands company affiliated with Mr. Wang, 1,500 restricted shares held by Mr. Wang, and 248,866 Class A ordinary shares issuable upon exercise of options held by Mr. Wang. The business address for Mr. Wang is Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(7)	Includes 10,833 Class A ordinary shares and 151,975 Class B ordinary shares held by Luck Eagle International, Ltd., a British Virgin Islands company affiliated with Mr. Zhu, 112,918 Class A ordinary shares issuable upon exercise of options held by Mr. Zhu, 2,000 restricted shares held by Mr. Zhu, and 25,000 Class A ordinary shares held by Mr. Zhu. The business address for Mr. Zhu is Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(8)	Includes 104,850 Class A ordinary shares issuable upon exercise of options held by Mr. Liang. The business address for Mr. Liang is Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(9)	Includes 15,000 Class A ordinary shares issuable upon exercise of options held by Mr. Ding. The business address of Mr. Ding is 4/F, Zhongdian Information Tower No.6 Zhongguancun South Street,Haidian District, Beijing 100086, PRC.

(10)	Includes 20,000 Class A ordinary shares issuable upon exercise of options held by Mr. Decker. The address of Mr. Decker is 20 Tasley Court, Robbinsville, New Jersey 08691, U.S.A.

(11)	Includes ordinary shares and ordinary shares issuable upon exercise of all options held by all of our directors and executive officers as a group.

(12)	Includes 5,078,223 Class B ordinary shares held by Draper Fisher Jurvetson ePlanet Ventures L.P. (the “Fund”) and 89,647 Class B ordinary shares held by Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG (“ePlanet GmbH”). Draper Fisher Jurvetson ePlanet Partners, Ltd. (“ePlanet Ltd.”) is the general partner of the Fund. The managing directors of the general partner of the Fund are Messrs. Draper, Fisher, Jurvetson and Jamal. ePlanet GmbH is a side-by-side limited partnership to the Fund. Draper Fisher Jurvetson ePlanet Verwaltungs GmbH (“ePlanet Verwaltungs GmbH”) is the general partner of ePlanet GmbH. The managing directors of ePlanet Verwaltungs GmbH are Messrs. Draper, Fisher, Jurvetson and Jamal. Messrs. Draper, Fisher, Jurvetson and Jamal disclaim beneficial ownership of the shares held directly by the Fund, ePlanet Ltd., ePlanet GmbH, and ePlanet Verwaltungs GmbH, except to the extent of their pecuniary interest therein.

The registered address for the Fund is c/o Walkers, Walker House, PO Box 265GT, Mary Street, George Town, Grand Cayman, Cayman Islands. The registered address for ePlanet GmbH is c/o Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft mbH, Arnulfstraße 126, 80636 München, Germany.

(13)	Includes 2,164,603 Class B ordinary shares held by Peninsula Capital Fund I, LLC. Greg Penner is the sole manager of Peninsula Capital Fund I, LLC, and has sole voting and dispositive power over all the shares held by Peninsula Capital Fund I, LLC. Greg Penner disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The business address for Peninsula Capital Fund I, LLC is 3000 Sand Hill Road, Building 2, Suite 150, Menlo Park, California 94025, U.S.A.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We issued Class A ordinary shares represented by our ADSs in this offering. Holders of our Class B ordinary shares may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

Please refer to Item 6E. “Directors, Senior Management and Employees—Share Ownership.”

B.    Related Party Transactions

Contractual Arrangements with Baidu Netcom and Its Shareholders

PRC law currently limits foreign equity ownership of companies that provide Internet content and advertising businesses. To comply with these foreign ownership restrictions, we operate our websites and provide online advertising services in China through a series of contractual arrangements with Baidu Netcom and its shareholders, Robin Yanhong Li and Eric Yong Xu. In March 2005, we restructured these contractual arrangements as follows:

Technology Consulting Service Agreement. Pursuant to the exclusive technology consulting service agreement between Baidu Online and Baidu Netcom, Baidu Online has the exclusive right to provide to Baidu Netcom technology consulting services related to the maintenance of servers, software development and design of advertisements. Baidu Online also seconds employees to Baidu Netcom for whom Baidu Netcom bears the costs and expenses. Baidu Online owns the intellectual property rights related to the software developed by Baidu Online for Baidu Netcom. Baidu Netcom pays monthly service fees to Baidu Online based upon a pre-agreed formula, which takes into account the number of monthly page views and the basic fee for every one thousand page views of advertisements displayed on our websites. The basic fee for every one thousand page views is subject to periodic adjustment. The current rate of the basic fee is RMB0.9. The term of this agreement is ten years from the date thereof.

Business Cooperation Agreement. Pursuant to the business cooperation agreement between Baidu Netcom and Baidu Online, Baidu Netcom provides Internet information services, Internet advertising services and related services to Baidu Online to enable Baidu Online to provide P4P services on the websites owned and operated by Baidu Netcom, and Baidu Online provides search engine technology services to Baidu Netcom. Baidu Online agrees to pay a monthly fee of RMB10,000 to Baidu Netcom. The term of this agreement is ten years from the date thereof.

Operating Agreement. Pursuant to the operating agreement among Baidu Online, Baidu Netcom and the shareholders of Baidu Netcom, Baidu Online provides guidance and instructions on Baidu Netcom’s daily operations and financial affairs. The shareholders of Baidu Netcom must designate the candidates recommended by Baidu Online as their representatives on Baidu Netcom’s board of directors. Baidu Online has the right to appoint senior executives of Baidu Netcom. In addition, Baidu Online agrees to guarantee Baidu Netcom’s performance under any agreements or arrangements relating to Baidu Netcom’s business arrangements with any third party. Baidu Netcom, in return, agrees to pledge its accounts receivable and all of its assets to Baidu Online. Moreover, Baidu Netcom agrees that without the prior consent of Baidu Online, Baidu Netcom will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Baidu Netcom, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any agreements relating to its business operation to any third party. The term of this agreement is ten years from the date thereof.

Software License Agreement. Under the software license agreement, Baidu Online granted Baidu Netcom a non-exclusive, non-assignable and non-transferable right to use “Baidu Chinese Search Engine” and “Baidu Internet P4P System” software. Baidu Netcom can only use the software on its designated operating systems to process its internal data. The annual license fee for each software is RMB5.0 million. When deciding the amount of the annual license fee, Baidu Online and Baidu Netcom considered several factors, including functionality and quality of the software, past and ongoing research and development costs incurred by Baidu Online in developing and upgrading the software, license fees of other portal search software applications, Baidu Online’s enterprise search application license fees, and Baidu Netcom’s financial resources and projected operating results. The term of the license agreement is five years from the date thereof.

Other License Agreements. Under these license agreements, Baidu Online granted Baidu Netcom the exclusive right to use the registered domain names and trademarks owned by Baidu Online and the web layout owned by Baidu Online for the websites operated by Baidu Netcom. The annual license fee under each license agreement is RMB10,000, subject to certain adjustments. The term of each license agreement is five years from the date thereof.

Proxy Agreement. Pursuant to the proxy agreement among Baidu Online, Baidu Netcom and shareholders of Baidu Netcom, the shareholders of Baidu Netcom agree to entrust all the rights to exercise their voting power to the person(s) appointed by Baidu Online. The term of the proxy agreement is 10 years from the date thereof.

Equity Pledge Agreement. Under the equity pledge agreement between the shareholders of Baidu Netcom and Baidu Online, the shareholders of Baidu Netcom pledged all of their equity interests in Baidu Netcom to Baidu Online to guarantee their obligations under the loan agreement and Baidu Netcom’s performance of its obligations under the technology consulting agreement. If Baidu Netcom or either of its shareholders breaches its respective contractual obligations, Baidu Online, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of Baidu Netcom agreed not to dispose of the pledged equity interests or take any actions that would prejudice Baidu Online’s interest. The equity pledge agreement will expire two years after Baidu Netcom and its shareholders fully perform their respective obligations under the exclusive technology consulting service agreement and the loan agreement.

Option Agreement. Under the option agreement between the shareholders of Baidu Netcom and Baidu Online, the shareholders of Baidu Netcom irrevocably granted Baidu Online or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. Baidu Online or its designated person has sole discretion to decide when to exercise the option, whether in part or in full. The term of this agreement is ten years from the date thereof.

Loan Agreement. Under the loan agreement between the shareholders of Baidu Netcom and Baidu Online, the parties confirmed that Baidu Online had made an RMB10.0 million interest-free loan to the shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loan can be repaid only with the proceeds from sale of the shareholder’s equity interest in Baidu Netcom to Baidu Online. The term of the agreement is ten years from the date thereof.

Irrevocable Power of Attorney. The shareholders of Baidu Netcom have each executed an irrevocable power of attorney to appoint Shawn Wang and David Hongbo Zhu as their attorneys-in-fact to vote on their behalf on all Baidu Netcom matters requiring shareholder approval. The appointment of Shawn Wang and David Hongbo Zhu as attorneys-in-fact will terminate if either person is no longer employed by Baidu Online. The term of each power of attorney is ten years from the date thereof.

Share Options

Please refer to Item 6B. “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.”

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we are involved in litigation or other disputes regarding copyright and trademark infringement, defamation and unfair competition. Our search results provide links to materials, and our Baidu Post Bar may contain messages, in which others may allege to own copyrights, trademarks or image rights or which others may claim to be defamatory or objectionable. We have received notice letters from third parties asserting copyright and trademark infringement, unfair competition and defamation claims against us. In particular, we have received, and expect to continue to receive, such notice letters with respect to our MP3 search service from organizations or counsel purporting to represent music studios and record companies, including certain global U.S.-based companies.

We are currently involved in 19 cases pending in various PRC courts. These cases include but not limited to (1) copyright infringement cases brought against us by Sony BMG Music Entertainment (Hong Kong) Ltd., Universal Music Ltd., Warner Music Ltd., Cinepoly Records Co., Ltd, EMI Group Hong Kong Ltd, Go East Entertainment Co. Ltd., Gold Label Entertainment Ltd., Shanghai Busheng Music Culture Media Co., Ltd. and Zhejiang Fanya E-Business Co., Ltd. in connection with our MP3 search service, by Beijing New Picture Film Co. Ltd. and Munhwa Broadcasting Corporation in connection with our movie search service, by Digital Heritage Publishing Ltd. (Hong Kong) and an individual claiming that we allowed users to download pirated books hosted on a third party’s website, and by Hangzhou Tiger Network Co., Ltd. claiming that a website who used the plaintiff’s instruction article without authorization was included in our search results; (2) unfair competition cases brought against us by 8848.com, Inc.; and (3) defamation cases brought against us by three individuals relating to messages posted by our users on Baidu Post Bar. The aggregate amount of compensation sought under these cases is RMB25.3 million (US$3.1 million).

Although we cannot predict with certainty the results of pending litigation and claims, we believe that the final outcome of pending litigation and claims will not have a material adverse effect on our business and results of operations. Regardless of the outcome, however, any litigation can result in substantial costs and diversion of management resources and attention.

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.    Significant Changes

In the first quarter of 2006, we made the following changes in accounting principles:

Beginning on January 1, 2006, we have adopted SFAS 123(R), Share-Based Payment, which requires measurement of compensation cost for share-based awards at fair value on the grant date. The fair value of restricted shares is determined based on the quoted price of our ordinary shares, while the fair value of share options is determined using a Black-Scholes valuation model. The fair value, net of estimated forfeitures, is recognized as an expense over the service period.

We have selected the modified prospective method as the transition method for SFAS 123(R) adoption. The application of the modified prospective method has resulted in a cumulative benefit of the change in accounting principle of RMB4.6 million ($0.6 million) in the first quarter of 2006, which reflects the cumulative impact of estimating future forfeitures for the options granted after our initial public offering but prior to January 1, 2006. The cumulative benefit of the change in accounting principle was presented in a separated line in the consolidated statement of operations for the first quarter of 2006.

In addition, we adopted SEC Staff Accounting Bulletin No. 107 which requires share-based compensation to be presented in the same manner as cash compensation rather than as a separate line item on the statement of operations. Share-based compensation expenses recognized in prior periods have been reclassified to conform to the presentation in the current period.

At last, we will be required to adopt SFAS No. 154, “Accounting Changes and Error Corrections,” a replacement of APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” (“SFAS No. 154”), if we have accounting changes after January 1, 2006. However, the statement does not change the transition provisions of any existing accounting pronouncements.

SFAS No.154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS No. 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

Except for the foregoing, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.    THE OFFER AND LISTING

A.    Offering and Listing Details.

Our ADSs, each representing one Class A ordinary share, have been listed on the Nasdaq National Market since August 5, 2005. Our ADSs are traded under the symbol “BIDU.”

For the year ended December 31, 2005, the trading price ranged from US$60.00 to US$153.98 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq National Market for (1) the last quarter in 2005, the first quarter of 2006, and the second quarter of 2006 from April 1, 2006 through June 15, 2006, and (2) each of the past six months of our ADS’s trading history.

	Sales Price
	High	Low
Quarterly High and Low
Fourth Quarter 2005	89.70	60.08
First Quarter 2006	69.90	44.44
Second Quarter 2006 (as of June 15, 2006)	94.03	54.25
Monthly Highs and Lows
December 2005	81.50	62.70
January 2006	69.90	50.49
February 2006	61.50	44.44
March 2006	58.45	46.00
April 2006	63.00	54.25
May 2006	91.25	57.96
June 2006 (as of June 15, 2006)	94.03	76.29

B.    Plan of Distribution

Not applicable.

C.    Markets

Our ADSs, each representing one Class A ordinary share, have been listed on the Nasdaq National Market since August 5, 2005 under the symbol “BIDU.”

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-126534) originally filed with the SEC on July 12, 2005, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on August 1, 2005.

C.    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.

D.    Exchange Controls

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by SAFE and other relevant PRC government authorities, RMB is freely convertible only to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require prior approval from the SAFE or its provincial branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB.

E.    Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

According to Maples and Calder, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Form 20-F and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration.

U.S. Holders are urged to consult their tax advisors about the application of the United States federal tax rules to their particular circumstances as well as the state and local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or ordinary shares.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for United States federal income tax purposes,

•	a citizen or individual resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you will be treated as the holder of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under United States federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders (including individual U.S. Holders) for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq National Market will be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” For taxable years beginning after December 31, 2006, dividends distributed by us with respect to ADSs or ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits for United States federal income tax purposes. Therefore, a U.S. Holder should expect that a distribution will be reported as a dividend.

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as United States source income or loss (in the case of losses, subject to certain limitations).

Passive Foreign Investment Company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2005, we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes. However, our PFIC status for the current taxable year ending December 31, 2006 will not be determinable until its close, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares which may fluctuate considerably. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. In addition, the composition of our income and assets is affected by how, and how quickly, we spend the cash we raise in any offering. If we are a PFIC for any year during which you hold ADS or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such taxable year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed on the Nasdaq National Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

We previously filed with the SEC our registration statement on Form F-1, as amended and prospectus under the Securities Act of 1933, with respect to our ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.    Subsidiary Information

For a listing of our subsidiaries, see Item 4C. of this annual report, “Information on the Company—Organizational Structure”.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. The significant increase in interest income in 2005 was due to the net proceeds from our initial public offering completed in August 2005. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. If market interest rates for short-tem demand deposits increase in the near future, such increase may cause the amount of our interest income to rise. A hypothetical 10% increase in the average applicable interest rate for our short-term demand deposits would result in an increase of RMB1.4 million in interest income from the assumed average cash and cash equivalent balance in 2005.

Foreign Exchange Risk

Substantially all of our revenues and costs are denominated in RMB, while a significant portion of our financial assets are denominated in U.S. dollars. We currently rely entirely on dividends and other fees paid to us by Baidu Online and Baidu Netcom. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent, denominated in U.S. dollars as a result of our past issuances of convertible preferred shares through private placements and proceeds from this offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 2.5% appreciation of the RMB against the U.S. dollar by the end of 2005. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. The functional currency of Baidu.com, Inc. is the U.S. dollar and the functional currency of Baidu Online and Baidu Netcom is RMB, and our reporting currency is RMB. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency translation or transaction losses when we translate our consolidated assets from the U.S. dollar into RMB.

Net assets of Baidu.com, Inc. and Baidu Holdings Limited account for 93% of consolidated net assets as at December 31, 2005, which results in our exposure to foreign currency risk. Losses arose from the translation of the net assets of Baidu.com, Inc. and Baidu Holdings Limited to RMB during consolidation. We recognized translation losses of RMB5.5 million in 2005 as a component of other comprehensive income, primarily as a result of the appreciation of RMB monthly average exchange rate against the U.S. dollar from 8.2264 in July 2005 to 8.0755 in December 2005. If the exchange rate of the RMB against the U.S. dollar at December 31, 2005 decreases by 10% from 8.0702 to 7.2632, and the average exchange rate in 2005 remains the same, the translation losses in 2005 would be RMB86.9 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 10. “Additional Information” for a description of the rights of securities holders, which remain unchanged.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our management has not identified any material weakness in internal controls over financial reporting, and concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the report that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in by the SEC’s rules and regulations.

Changes in Internal Controls over Financial Reporting

There were no adverse changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

In addition, under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, we are in the process of conducting further evaluation of our internal controls over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act. In this regard, we have engaged an advisor to assist us in evaluating, designing, implementing and testing internal controls over financial reporting intended to comply with the requirements of Section 404. As we are still in the evaluation process, we may identify material weaknesses or significant deficiencies in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.

ITEM 16A. AUDIT	COMMITTEE FINANCIAL EXPERT

See Item 6C of this annual report, “Directors, Senior Management and Employees—Board Practices.”

ITEM 16B. CODE	OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C. PRINCIPAL	ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2003	2004		2005
Audit fees(1)	—	US$	128,000	US$	400,000
Audit-related fees(2)	—		—	US$	897,000
All other fees(3)	—		—	US$	20,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter and rendering of listing advice in 2005 in connection with our initial public offering.
(3)	“All other fees” means the aggregate fees billed in 2005 for consultation services rendered by our principal auditors in connection with Section 404 of the Sarbanes-Oxley Act of 2002.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are in compliance with the Nasdaq corporate governance rules with respect to the audit committee.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Baidu.com, Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 Amendment No. 4 (file no. 333-126534) filed with the Securities and Exchange Commission on August 1, 2005

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 Amendment No. 4 (file no. 333-126534) filed with the Securities and Exchange Commission on August 1, 2005

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005

4.1	Second Amended and Restated Shareholders Agreement, dated as of June 9, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005

4.2	2000 Option Plan (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-333-126534) filed with the Securities and Exchange Commission on July 12, 2005

Exhibit Number	Description of Document

4.5	Translation of Acquisition Agreement dated as of August 9, 2004 between Baidu Online and the owner of Hao123.com (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005

4.6	Translation of Technology Consulting Service Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.2 from our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005

4.7	Translation of Business Cooperation Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.3 from our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005

4.8	Translation of Operating Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.4 from our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005

4.9	Translation of Software License Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.5 from our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005

4.10	Translation of Trademark License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of January 18, 2005 (incorporated by reference to Exhibit 99.6 from our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005

4.11	Translation of Domain Name License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 99.7 from our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005

4.12	Translation of Web Layout Copyright License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of August 9, 2004 (incorporated by reference to Exhibit 99.8 from our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005

4.13	Translation of Proxy Agreement dated as of August 9, 2004 among Baidu Online, Baidu Netcom, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.9 from our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005

4.14	Translation of Equity Pledge Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.10 from our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005

Exhibit Number	Description of Document

4.15	Translation of Option Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.11 from our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005

4.16	Translation of Loan Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.12 from our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005

4.17	Translation of Form of Irrevocable Powers of Attorney issued by the shareholders of Baidu Netcom (incorporated by reference to Exhibit 99.13 from our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005

4.18*	Translation of Land Development Contract dated December 30, 2005 between Beijing Shichuang Science and Technology Park Development Co., Ltd. and Baidu Online.

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.14 from our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Trust Law Firm

15.3*	Consent of Ernst & Young

*	Filed with this Annual Report on Form 20-F

BAIDU.COM, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Baidu.com, Inc.

We have audited the accompanying consolidated balance sheets of Baidu.com, Inc. (the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baidu.com, Inc. at December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Hong Kong

February 15, 2006

BAIDU.COM, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except number of shares and per share data)

	Notes	December 31,
		2004	2005	2005
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		200,196	900,593	111,595
Accounts receivable, net of allowance	3	9,645	22,353	2,770
Prepaid expenses and other current assets	4	2,421	10,957	1,358
Deferred tax assets, net of valuation allowance	9	-	1,449	179

Total current assets		212,262	935,352	115,902

Non-Current assets:
Fixed assets – net	5	35,932	96,420	11,948
Prepayment for land use rights		-	77,200	9,566
Intangible assets – net	6	12,953	13,303	1,648
Goodwill	6	-	9,287	1,151
Investments		-	2,018	250
Deferred tax assets-non current, net of valuation allowance	9	-	2,843	352
Other		1,059	-	-

Total non-current assets		49,944	201,071	24,915

Total assets		262,206	1,136,423	140,817

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Customers’ deposits		25,990	70,327	8,715
Accrued expenses and other liabilities	7	21,900	53,137	6,584
Deferred revenue	8	6,302	7,658	949
Deferred income		-	124	15

Total current liabilities		54,192	131,246	16,263

Non-Current liabilities:
Deferred income		-	124	15

Total non-current liabilities		-	124	15

Total liabilities		54,192	131,370	16,278

Commitments	11
Redeemable convertible preferred shares
Series A, Par value US$0.00005 per share; authorized, issued and outstanding 4,800,000 shares as at December 31, 2004 with aggregated amount of liquidation preference totaling RMB9,932	12	9,307	-	-
Series B, Par value US$0.00005 per share; authorized, issued and outstanding 9,600,000 shares as at December 31, 2004 with aggregated amount of liquidation preference totaling RMB82,770	12	82,315	-	-
Series C, Par value US$0.00005 per share; authorized, issued and outstanding 2,248,877 shares as at December 31, 2004 with aggregated amount of liquidation preference totaling RMB124,155	12	119,730	-	-

Shareholders’ equity (deficit)
Ordinary Shares, Par value US$0.00005 per share, 853,751,123 shares authorized and 11,306,372 shares issued and outstanding as at December 31, 2004	13	4
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized and 9,460,426 shares issued and outstanding as at December 31, 2005	13		4	-
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized and 23,485,336 shares issued and outstanding as at December 31, 2005	13		10	2
Additional paid-in capital		43,261	1,009,488	125,088
Retained earnings (Accumulated losses)	15	(46,603)	1,002	124
Foreign currency translation adjustments		-	(5,451)	(675)

Total shareholders’ equity (deficit)		(3,338)	1,005,053	124,539

Total liabilities, redeemable convertible preferred shares and shareholders’ equity (deficit)		262,206	1,136,423	140,817

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU.COM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except number of shares and per share data)

		For the years ended December 31,
	Notes	2003	2004	2005	2005
		RMB	RMB	RMB	US$
Revenues:
Online marketing services		31,775	106,854	307,363	38,086
Other services		8,796	10,597	11,852	1,469

Total revenues		40,571	117,451	319,215	39,555

Operating costs and expenses:
Cost of revenues		(22,636)	(39,527)	(103,427)	(12,816)
Selling, general and administrative		(16,930)	(38,377)	(107,666)	(13,341)
Research and development		(5,191)	(11,406)	(34,407)	(4,263)
Share-based compensation (1)		(5,109)	(16,510)	(33,571)	(4,160)
Provision for doubtful accounts		-	(627)	(4,301)	(533)

Total operating costs and expenses		(49,866)	(106,447)	(283,372)	(35,113)

Operating (loss) profit		(9,295)	11,004	35,843	4,442

Other income
Interest income, net		325	1,135	13,580	1,683
Foreign exchange loss, net		-	-	(659)	(82)
Other, net		85	347	752	93

Total other income		410	1,482	13,673	1,694

Net (loss) income before tax		(8,885)	12,486	49,516	6,136

Income tax expense	9	-	(481)	(1,911)	(237)

Net (loss) income		(8,885)	12,005	47,605	5,899

Net (loss) income per share:	16
Basic		(0.87)	1.09	2.40	0.30
Diluted		(0.87)	0.43	1.49	0.18

Weighted average number of ordinary shares outstanding:	16
Basic		10,188,850	10,983,478	19,808,058	19,808,058
Diluted		10,188,850	28,124,327	32,043,888	32,043,888

(1) Share-based compensation expenses are allocated as follows:
Cost of revenues		(648)	(1,665)	(974)	(121)
Selling, general and administrative		(2,669)	(11,720)	(22,804)	(2,826)
Research and development		(1,792)	(3,125)	(9,793)	(1,213)

		(5,109)	(16,510)	(33,571)	(4,160)

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU.COM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	For the years ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(8,885)	12,005	47,605	5,899
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Depreciation of fixed assets	4,888	8,893	30,650	3,798
Amortization of intangible assets	-	1,050	3,136	388
Write-off of fixed assets	-	143	16	2
Share-based compensation	5,109	16,510	33,571	4,160
Provision for doubtful accounts	-	627	4,301	533
Foreign exchange loss	-	-	587	73

Change in operating assets and liabilities:
Accounts receivable	(1,518)	(8,381)	(17,532)	(2,172)
Prepaid expenses and other assets	250	(1,483)	(8,529)	(1,057)
Customers’ deposits	6,265	17,590	44,174	5,473
Accrued expenses and other liabilities	1,580	10,713	27,060	3,353
Deferred income tax asset, net	-	-	(4,292)	(531)
Deferred revenue	5,013	(1,158)	1,356	168
Deferred income	-	-	249	30

Net cash generated from operating activities	12,702	56,509	162,352	20,117

Cash flows from investing activities:
Acquisition of fixed assets	(6,402)	(25,415)	(88,660)	(10,986)
Acquisition of business	-	-	(10,465)	(1,297)
Acquisition of intangible assets	-	(11,905)	(2,144)	(266)
Capitalization of internal use software costs	(1,556)	(2,155)	(609)	(75)
Acquisition of long-term investments	-	-	(2,018)	(250)
Prepayment for land use rights	-	-	(77,200)	(9,566)

Net cash used in investing activities	(7,958)	(39,475)	(181,096)	(22,440)

Cash flows from financing activities:
Issuance of Series C convertible preferred shares	-	119,730	-	-
Proceeds from initial public offering (“IPO”)	-	-	716,297	88,758
Proceeds from exercise of stock options	72	607	8,036	996

Net cash generated from financing activities	72	120,337	724,333	89,754

Effect of exchange rate changes on cash	-	-	(5,192)	(643)

Net increase in cash and cash equivalents	4,816	137,371	700,397	86,788

Cash and cash equivalents at beginning of the year	58,009	62,825	200,196	24,807

Cash and cash equivalents at end of the year	62,825	200,196	900,593	111,595

Supplemental cash flow information:
Cash paid during the year for income tax	-	-	4,655	577
Issuance of ordinary shares in purchase of intangible assets	-	2,098	-	-

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU.COM, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY(DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except number of shares)

	Redeemable convertible preferred shares		Ordinary shares		Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings (Accumulated losses)	Total shareholders’ equity (deficit)
	Number of shares	Amount	Number of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2002	14,400,000	91,622	10,560,000	4	18,865	-	(49,723)	(30,854)

Net loss	-	-	-	-	-	-	(8,885)	(8,885)
Exercise of stock options	-	-	-	-	72	-	-	72
Share-based compensation	-	-	-	-	5,109	-	-	5,109

Balances at December 31, 2003	14,400,000	91,622	10,560,000	4	24,046	-	(58,608)	(34,558)

Net income	-	-	-	-	-	-	12,005	12,005
Issuance of Series C convertible preferred shares	2,248,877	119,730	-	-	-	-	-	-
Issuance of shares for acquisition of assets	-	-	40,000	-	2,098	-	-	2,098
Exercise of stock options	-	-	706,372	-	607	-	-	607
Share-based compensation	-	-	-	-	16,510	-	-	16,510

Balance at December 31, 2004	16,648,877	211,352	11,306,372	4	43,261	-	(46,603)	(3,338)

Comprehensive income:
Foreign currency translation adjustment	-	-	-	-	-	(5,451)	-	(5,451)
Net income	-	-	-	-	-	-	47,605	47,605

Total comprehensive income								42,154
Initial public offering of ordinary shares	-	-	3,690,000	2	713,275	-	-	713,277
Conversion of redeemable preferred shares to ordinary shares	(16,648,877)	(211,352)	16,648,877	7	211,345	-	-	211,352
Exercise of stock options	-	-	1,300,513	1	8,036	-	-	8,037
Share-based compensation	-	-	-	-	33,571	-	-	33,571

Balance at December 31, 2005	-	-	32,945,762	14	1,009,488	(5,451)	1,002	1,005,053

Balance at December 31, 2005, in US$		-		2	125,088	(675)	124	124,539

The accompanying notes are an integral part of the consolidated financial statements

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Baidu.com, Inc. (“Baidu.com” or the “Company”) was incorporated under the laws of the Cayman Islands on January 18, 2000. As of December 31, 2005, the Company had three wholly owned subsidiaries, Baidu Holding Ltd (“Baidu Holding”) incorporated in British Virgin Island on November 30, 1999, Baidu (China) Co., Ltd (“Baidu China”) incorporated under the laws of the People Republic of China (“PRC”) on June 6, 2005, Baidu Online Network Technology (Beijing) Co., Ltd (“Baidu Online”) incorporated under the laws of the PRC on January 18, 2000 and a variable interest entity (“VIE”), Baidu Netcom Science Technology Co., Ltd (“Baidu Netcom”) incorporated under the laws of the PRC on June 5, 2001. The Company, its subsidiaries and VIE are hereinafter collectively referred to as the “Group”.

The Group offers Internet search solutions and online marketing solutions, develops and markets scaleable web application software and provides related services. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own and conducts its primary business operations through Baidu Online and Baidu Netcom.

Chinese laws and regulations prohibit or restrict foreign ownership of Internet content and advertising businesses. To comply with these foreign ownership restrictions, the Company operates its websites and provides online advertising services in the PRC through Baidu Netcom, a PRC legal entity, which was established by members of the management, the chief executive officer and co-founder of the Company. The paid-in capital of Baidu Netcom was funded by the Company through a loan extended to the two individuals. The Company has entered into certain exclusive agreements with Baidu Netcom, which obligates the Company to absorb a majority of the risk of loss from Baidu Netcom’s activities and entitles the Company to receive a majority of its residual returns. In addition, the Company has entered into certain agreements with the two individuals including a loan agreement for the paid in capital of Baidu Netcom described above, an option agreement to acquire the shareholding in Baidu Netcom when permitted by the PRC laws, and a share pledge agreement for the shares in Baidu Netcom held by the two individuals.

Based on these contractual arrangements, the Company believes that Baidu Netcom should be considered as a Variable Interest Entity under FASB Interpretation No. 46R (“FIN 46R”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, because the equity investors in Baidu Netcom do not have the characteristics of a controlling financial interest and the Company is the primary beneficiary of Baidu Netcom. Accordingly, the Company believes that Baidu Netcom should be consolidated under FIN 46R. The Company has early adopted FIN 46R which has been applied since 2001.

The Company’s consolidated assets do not include any collateral for Baidu Netcom’s obligations. The carrying amount of the total assets of Baidu Netcom as of December 31, 2005 was RMB5,601 and there was no pledge or collateral of its assets. Furthermore, creditors of Baidu Netcom have no recourse to the general credit of Baidu Online, which is the primary beneficiary of Baidu Netcom.

The consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and a VIE for which the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and its VIE are eliminated upon consolidation. The Company has included the results of operations of an acquired business from the date of acquisition.

Accounting Changes

In 2005, the Company included the amount of business tax and surcharges incurred on its on line marketing revenues in cost of revenues, instead of netting it off against total revenues as was done in prior years. In reaching this conclusion, the Company has considered itself to be the primary obligor for business tax and surcharges incurred on its on line marketing revenues in accordance with Emerging Issues Task Force (“EITF”) Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out of Pocket’ Expense Incurred”. The Company has retrospectively reclassified its comparative financial statements to conform with the current year’s presentation. This accounting change has no accounting impact on the Company’s opening accumulated deficit and net income for the year ended December 31, 2005.

Convenience Translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB8.0702 on December 31, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

Foreign Currency

The Company’s functional currency is the US$. The Company’s subsidiaries and VIE determine their functional currencies based on the criteria of SFAS 52 Foreign Currency Translation and have determined their functional currency to be their respective local currency. The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate its operating results and financial position respectively. Any translation gains (losses) are recorded in accumulated other comprehensive income as a component of shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the Consolidated Statements of Operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Split

On April 7, 2004, the Company effected a two for one stock split of the Company’s ordinary shares and redeemable convertible preferred shares. All information relating to shares, options and per share amounts in these financial statements have been adjusted to reflect the stock split.

Fair Value of Financial Instruments

The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their fair values because of their generally short maturities.

Cash and Cash Equivalents

The Company includes in cash and cash equivalents all short-term, highly liquid investments that mature within three months of their acquisition date. Cash equivalents consist principally of investments in interest bearing demand deposit accounts, liquidity funds and money market fund with financial institutions and are stated at cost, which approximates fair value.

The Company maintains cash and cash equivalents with various financial institutions. The Company performs periodic evaluations of the relative credit standing of financial institutions that are considered in the Company’s investment strategy.

Investments

The Company’s investments in non-marketable equity securities for which the Company does not have the ability to exercise significant influence or control are accounted for using the cost method. Dividends and other distributions of earnings from investees, if any, are included in income when declared.

The Company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting and any impairment is included in the Company’s consolidated statement of operations.

Fixed Assets, net

Fixed assets are stated at cost and are depreciated or amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Leasehold improvements	-	over lease terms
Computer equipment	-	3 years
Internal use software development costs	-	3 years
Vehicles and office equipment	-	5 years

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets, net (cont’d)

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the Consolidated Statement of Operations.

Goodwill & Intangible assets, net

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of acquisitions of interests in subsidiaries and VIEs. The Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” (“SFAS142”) on January 1, 2002. Under SFAS 142, goodwill is no longer amortized, but tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company assesses goodwill for impairment in accordance with SFAS 142 at the reporting unit level. SFAS 142 describes the reporting unit as an operating segment or one level below the operating segment, depending on whether certain criteria are met. The Company has determined that it has one reporting unit and has assigned goodwill to the one reporting unit and tested for impairment, pursuant to SFAS 142, annually as of December 31.

The Company applies the criteria specified in SFAS No. 141, “Business Combinations”, (“SFAS 141”) to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Per SFAS 142, intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, (“SFAS 144”). Intangible assets, such as customer relationships and non-compete agreements, arising from the acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company reviews the amortization methods and estimated useful lives of intangible assets regularly.

Intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated economic life of the identifiable intangible asset, as follows:

Domain name	-	5 years
Customer relationships	-	2 to 5 years
Non-competition agreements	-	4 years

Impairment of Asset Group

An asset group at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset group to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Asset Group (cont’d)

amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Accounts Receivable and Other Receivables

Accounts receivable are recognized and carried at original invoiced amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The Company generally does not require collateral from its customers.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make required payments. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends. A general provision is made on the following basis:

Number of days over due	% provided
<90	0%
91-120	10%
121-150	40%
151-180	70%
>180	100%

Deferred income

Deferred income represents government subsidies relating to the purchase of domestic equipment and is recognized upon receipt. Deferred income is amortized over the remaining estimated useful lives of the related fixed assets and credited as non-operating income in the income statement.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue based on the following principles:

Online marketing services

(1) Auction-based pay-for-performance services

The Company’s auction-based pay-for-performance (“P4P”) platform enables a customer to place its website link or other information on the Company’s search listing. The customers make bids to determine how much they are willing to pay for each click-through to their listings in the search results displayed on the Company’s website. The ranking of the customer’s listing in the search results depends on the amount of the customer’s bid. Customers pay cash to the Company to obtain Baidu Currency which is the medium of exchange that the customers use to bid for pay-for-performance services.

While the Company operates and maintains the technology infrastructure for the pay-for-performance platform, it primarily relies on distributors to engage and serve customers and collect cash payments.

The amount of revenue recognized is based on the total amount of cash consideration received and not based on the amount of Baidu Currency provided. Revenue is recognized when an Internet user clicks on the customer-sponsored listing, there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured as prescribed by Staff Accounting Bulletin No. 104 (“SAB 104”).

Cash payments received in advance of pay-for-performance services are recorded as customer deposits. The distributors and customers are not entitled to any cash redemption for unused Baidu Currency units in their accounts with the Company. The amount of cash received relating to unused Baidu Currency is recorded as customers’ deposits and accounted for as a liability of the Company. When the Baidu Currency is used, the corresponding cash amount is recorded as revenue. In the event that the Baidu Currency is not used, the corresponding cash amount remains as a liability of the Company. Historically, the Company has not had a material aggregate corresponding cash amount for unused Baidu Currency that was outstanding for an extended period of time.

The Company accounts for certain cash incentives provided to its qualified distributors as a reduction of revenue in accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).

(2) Online marketing services involving Baidu Union

Baidu Union is the program through which the Company expands distribution of its customers’ sponsored links or ads by leveraging traffic of the Baidu Union members’ websites. The Company makes payments to Baidu Union members for acquisition of traffic. The Company recognizes revenue for the amount of fees it receives from its customers. Payments made to Baidu Union members are included in cost of revenues as traffic acquisition costs.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (cont’d)

(3) Other performance-based online marketing services

To the extent the Company provides online marketing services based on performance criteria other than click-throughs, such as the number of telephone calls brought to its customers, the number of users registered with its customers, or the number of minimum click-throughs, revenue is recognized when the specified performance criteria are met together with satisfaction of other applicable revenue recognition criteria as prescribed by the SAB 104 when there is persuasive evidence of an arrangement, delivery or services to be provided have been performed, the fee is fixed or determinable and collection is reasonably assured. Payments received in advance of services provided are recorded as customer deposits.

(4) Time-based online advertising services

For time-based online advertising services such as text links, banners, or other forms of graphical advertisements, the Company recognizes revenue, in accordance with SAB 104, on a pro-rata basis over the contractual term commencing on the date the customer’s advertisement is available for viewing. For certain time-based contractual agreements, the Company may also provide certain performance guarantees, in which cases revenue is recognized at the later of the completion of the time commitment or performance guarantee. Payments received in advance of services provided are recorded as customer deposits.

In cases where time-based online advertising services are provided without persuasive evidence of an arrangement, accounts receivable, together with deferred revenue, are recognized for the determinable value, if available, of services provided. Revenue recognition is deferred until persuasive evidence of an arrangement is established.

(5) Online marketing services arrangements with multiple elements

If a sales contract is entered into covering more than one product and the products are considered separate units of accounting in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, the total fee on such arrangements is allocated to the individual deliverables based on their relative fair values.

For certain P4P customers engaged through direct sales, the Company may be requested by customers to provide certain enhanced services for an annual service fee, which covers service activities relating to account set-up, account management, keywords suggestions and performance reporting. Such service fees represent value to customers in addition to standard P4P services which are charged on a per click basis. Pursuant to EITF 00-21, the annual services fees and click-through revenues are considered separate units of accounting. Annual service fees are recognized as revenue on a pro-rata basis over the service period of one year.

For time-based online advertising services, the Company may at times provide multiple advertising services in one or more contracts, which may be deemed as a single arrangement pursuant to EITF 00-21. The Company has accounted for such arrangements in accordance with EITF 00-21 whereby each of the advertising services is accounted for separately because i) it has standalone value since the Company has

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (cont’d)

sold such services on an individual basis to other customers; ii) the fair value of the advertising service is objectively determinable based on actual sales transactions involving such services on a separate basis and iii) there is no general right of return for such services based on undelivered services. Accordingly, the Company allocates the total fee for such arrangements to each element of the advertising services based on their relative fair values and recognizes revenue on a pro-rata basis over the respective service period.

(6) Barter transactions

Periodically, the Company engages in barter transactions and adopted the provisions of Accounting Principles Board (“APB”) 29 — Accounting for Nonmonetary Transactions. While non-monetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, the transaction is recognized based on the carrying value of the product or services provided. The amount of revenues recognized for barter transactions was insignificant for each of the periods presented. In addition, the Company has not recognized any revenues for any of the periods presented relating to barter transactions involving advertising within the scope of EITF 99-17 — Accounting for Advertising Barter Transactions. The volume of such transactions is not significant.

Other services

(1) Enterprise search software and related services

The Company recognizes revenue from software and related customer support services in accordance with Statement of Position 97-2 (“SOP 97-2”), Software Revenue Recognition and Statement of Position 98-9 (“SOP 98-9”), Modification of SOP 97-2 with respect to Certain Transactions. Software revenue is recognized under SOP 97-2 when persuasive evidence of an arrangement exists, when all elements essential to the functionality of the software including installation and training are delivered in accordance with the terms and conditions of the customer contract, when the fee is fixed or determinable, and when collection is reasonably assured.

The Company’s enterprise search product and services are generally sold as part of a contract involving software license, maintenance and training elements. They may also be sold in separate contracts. For arrangements involving multiple elements, the Company allocates revenue to each element based on vendor specific objective evidence of relative fair values, which are derived by allocating a value to each element that is based upon the prices charged when the element is sold separately. If the Company does not have vendor specific objective evidence to support the fair value of its multiple element arrangements, revenue recognition is deferred until all elements have been delivered or until fair value can be objectively determined for any of the remaining undelivered elements. When the fair value of a delivered element has not been established, the Company uses the residual method to record revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue. If the only undelivered element is post contract services (“PCS”) for which fair value cannot be established, the entire fee is recognized ratably over the term of the PCS arrangement. Payments received or receivable prior to meeting these revenue recognition criteria are recorded as deferred revenue.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (cont’d)

Revenue is recognized net of value added tax (“VAT”) payable to, but includes the benefit of the rebate of VAT on sale of enterprise search software received or receivable from, the Chinese tax authorities as part of the People’s Republic of China (the “PRC”) government’s policy of encouraging software development in the PRC. Sales of products in the PRC are subject to a 17% VAT. Companies that fulfill certain criteria set by the relevant authorities are entitled to a refund of VAT equivalent to the excess over 3% of contracted amount paid in the month when output VAT exceeds input VAT. Such VAT rebates are recorded on an accrual basis. The VAT rebate was RMB1,418(US$176) for the year ended December 31, 2005 (2004 - RMB604; 2003 - RMB656).

(2) Portal search services

Portal search services are generally recognized ratably over the service period when there is persuasive evidence of an arrangement, the fees are fixed or determinable, the services have been performed and collection is reasonably assured in accordance with SAB 104.

Cost of Revenues

Cost of revenues consists primarily of business taxes and surcharges, traffic acquisition costs, bandwidth costs, depreciation, payroll and related costs of operations.

The Company incurs business taxes and surcharges in connection with the provision of online marketing services in China. Traffic acquisition costs represent the amounts paid or payable to Baidu Union websites from which the Company generates revenues. These payments are primarily based on revenue sharing arrangements under which the Company pays its Baidu Union members a percentage of the fees it earns from its online marketing customers. The Company recognizes traffic acquisition costs either based on the number of click-throughs (or other volume metrics) or on a ratable basis over the fixed term of the contractual arrangements.

Capitalization of Software Developed for Internal Use

The Company has capitalized certain internal use software development costs in accordance with SOP 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, totaling RMB609 (US$75) in 2005 (2004 - RMB2,155; 2003 - RMB1,556). These costs mainly include payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal use software projects. The estimated useful life of software development costs is determined to be three years. The amortization expense for capitalized costs totaled approximately RMB1,980 (US$245) in 2005 (2004 - RMB1,328; 2003 - RMB718). Capitalized internal use software costs are included in fixed assets, net.

Advertising expenses

Advertising expenses, primarily advertisements through media publications, are included in “Selling, general and administrative expense” and are expensed when incurred. Advertising expense for the years ended December 31, 2005 were RMB20,397 (US$2,527) (2004 - RMB2,998; 2003 - RMB nil).

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Company records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income (loss) is reported in the consolidated statements of redeemable convertible preferred shares and shareholders’ equity (deficit). Other comprehensive income of the Company includes the foreign currency translation adjustments.

Share-based Compensation

The Company accounts for share-based compensation arrangements with employees in accordance with the provisions of APB No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations thereof. Under APB No. 25, compensation cost for fixed awards is, recognized based on the excess (if any) of the fair market value of the Company’s stock on the date of grant over the exercise price. Compensation cost is amortized over the vesting period of the related options. In addition, the Company complies with disclosure provisions of SFAS No. 123, Accounting for Share-based Compensation, (“SFAS 123”) as amended by SFAS No. 148 “Accounting for Share-based Compensation — Transition and Disclosure” (“SFAS 148”).

Share-based compensation arrangements with non-employees are accounted for using the fair value method, in accordance with the provisions of SFAS 123 and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in connection with Selling, Goods or Services (“EITF 96-18”). The fair values of ordinary shares on the dates of stock options granted before July 12, 2005, the Company’s initial public offering date, were determined by management based on valuations prepared by an independent appraiser, the issuance of preferred shares or ordinary shares to independent third parties for cash, consideration of significant milestones achieved by the Company and other market considerations.

The Company determines the value of the options granted to non-employees using the Black-Scholes option pricing model using the following assumptions: 90.63% volatility, no dividends, risk-free interest rate of 3.24%, and an expected life of 10 years in 2005. For the years ended December 31, 2003, 2004 and 2005, the Company recognized approximately RMB485, RMB2,908 and RMB3,316 (US$411) of share-based compensation expenses related to the fair value of options granted to non-employees respectively.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based Compensation (continued)

Pro forma disclosure

SFAS No.123 requires that pro forma net income (loss) and pro forma earnings (loss) per share be determined as if the Company had accounted for its employee share options granted under the fair value method. The fair value of these options was estimated using the Black-Scholes option pricing model.

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model using the following assumptions:

	2003	2004	2005
Risk-free interest rate	2.79%	3.60%	3.24%-4.4%

Dividend yield	0%	0%	0%

Expected volatility before becoming a public company	0%	0%	0%

Expected volatility after becoming a public company	0%	0%	89.25-95.16%

Expected life in years	3	3	2~3

Had compensation cost been determined based upon the fair value approach using the variables disclosed above, the Company’s pro forma net income (loss) and pro forma earnings (loss) per share would have been:

	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Net (loss) income, as reported	(8,885)	12,005	47,605	5,899

Add: Share-based compensation expense for employees included in reported net (loss) income, net of related tax effects	4,386	13,602	30,255	3,749

Deduct: Total Share-based compensation expense for employees determined under fair value method, net of related tax effects	(4,508)	(14,732)	(41,962)	(5,200)

Pro forma net (loss) income	(9,007)	10,875	35,898	4,448

Basic net (loss) income per share
As reported	(0.87)	1.09	2.40	0.30
Pro forma	(0.88)	0.99	1.81	0.22

Diluted net (loss) income per share
As reported	(0.87)	0.43	1.49	0.18
Pro forma	(0.88)	0.39	1.12	0.14

Leases

Leases have been classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004) (“SFAS 123R”), Share-Based Payment, that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.

SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method under APB No. 25 (“APB 25”), Accounting for Stock Issued to Employees, and generally requires instead that such transactions be accounted for using a fair-value-based method. SFAS 123R requires the use of an option pricing model for estimating fair value, which is amortized to expense over the service periods. In April 2005, the Securities and Exchange Commission amended the compliance dates for SFAS 123R. In accordance with this amendment, the Company has adopted the requirements of SFAS 123R beginning January 1, 2006.

If the Company had adopted the provisions of SFAS 123 at the beginning of 2005, net income would have been reduced by approximately RMB 11,707 in 2005. The additional stock-based compensation, net of income taxes, that would have been recognized under SFAS 123 in 2005 is a function of the differences between the intrinsic values of stock options granted prior to the initial public offering and the related fair values on the dates of grant determined using the Black-Scholes-Merton (BSM) method. After the initial public offering, the Company has primarily granted stock options with no intrinsic value and expects to continue to do so in the foreseeable future. As the fair values of these options on the dates of grant are and will be significantly greater than the related intrinsic values, the Company will recognize significantly greater stock-based compensation after the adoption of SFAS 123R than it would have recognized if it had continued to apply APB 25, and significantly greater than the aforementioned additional stock-based compensation amounts, net of income taxes. The stock-based compensation the Company will recognize after the adoption of SFAS 123R will also be affected by the number and type of stock-based awards granted in the future and the assumptions used under the BSM method for determining the fair values of options.

The Company will adopt the provisions of SFAS 123R using the modified-prospective-transition method. Under this method, stock-based compensation will be recognized over the related service periods for any stock-awards issued after December 31, 2005. Stock-based compensation will be measured based on the fair values of all stock awards on the dates of grant. The Company will continue to account for stock options granted prior to the initial public offering on July 12, 2005 that remained unvested at December 31, 2005 under APB25. For stock options granted after the initial public offering but prior to January 1, 2006, the unvested compensation cost at the effective date of the adoption of SFAS123(R) is computed based on the grant date fair value of those awards.

The Company will continue to recognize stock-based compensation after the date of adoption of SFAS 123R using the accelerated method for all stock awards issued prior to January 1, 2006. The Company has elected to recognize stock-based compensation after the date of adoption of SFAS 123R using the straight-line method for all stock awards issued after January 1, 2006, which will result in the

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (cont’d)

recognition of less stock-based compensation over at least the next several years compared to that which would have been recognized had it continued to use the accelerated method.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” a replacement of APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” (“SFAS No. 154”). SFAS No.154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS No. 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. The Company does not believe adoption of SFAS No. 154 will have a material effect on its financial position, cash flows or results of operations.

Concentration of Risks

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents and accounts receivable. As of December 31, 2005, substantially all of the Company’s cash and cash equivalents were managed by financial institutions. Accounts receivable are typically unsecured and are derived from revenue earned from customers in China. The risk with respect to accounts receivables is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

Business and economic risks

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows; changes in the overall demand for services and products; competitive pressures due to excess capacity or price reductions; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to obtain necessary raw materials; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

The Company’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Risks (cont’d)

Currency risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

3.	ACCOUNTS RECEIVABLE

		December 31,
		2004	2005	2005
		RMB	RMB	US$

Accounts receivable		10,272	26,996	3,345
Less: Allowance for doubtful accounts		(627)	(4,643)	(575)

		9,645	22,353	2,770

	December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Movements in allowance for doubtful accounts are as follows:
Balance at the beginning of the year	-	-	627	77
Amounts charged to costs and expenses	-	627	4,301	532
Write-offs	-	-	(285)	(34)

Balance at the end of the year	-	627	4,643	575

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2004	2005	2005
	RMB	RMB	US$
Deposits	1,251	3,578	443
Prepaid expenses	179	2,880	358
Advances to suppliers	491	2,025	251
Interest receivables	189	25	3
Receivables from employees	133	2,171	269
Other	178	278	34

	2,421	10,957	1,358

5.	FIXED ASSETS

Fixed assets consist of the following:

	December 31,
	2004	2005	2005
	RMB	RMB	US$
Leasehold improvements	1,774	6,782	840
Computer equipment	43,924	126,863	15,720
Capitalized internal use software costs	5,783	6,392	792
Office equipment	2,345	3,423	424
Motor vehicles	773	2,271	282

	54,599	145,731	18,058
Less: Accumulated depreciation	(18,667)	(49,311)	(6,110)

	35,932	96,420	11,948

6.	GOODWILL AND INTANGIBLE ASSETS, NET

In August 2004, Baidu Online entered into a sales and purchase agreement to acquire intangible assets consisting of a domain name. In accordance with the agreement, Baidu paid a total consideration consisting of 40,000 ordinary shares of Baidu.com Inc., with an estimated fair value of RMB2,098 (based on third party transactions) and RMB11,905 in cash. In addition, in September 2005, Baidu Online paid an additional consideration of RMB1,190 (US$147) under the contingent consideration provision, which have now been fully realized and recorded.

In February 2005, the Company acquired all the assets of the distribution business of Shanghai Qilang. In connection with this business combination, customer relationships, non-competition agreement and goodwill were acquired.

In October 2005, the Company acquired intangible assets consisting of customer relationships from one of its distributors for RMB1,000, which was paid in cash.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

6.	GOODWILL AND INTANGIBLE ASSETS, NET (continued)

The changes in the carrying amount of goodwill for the year ended December 31, 2005, are as follows:

Balance as of January 1, 2005	-
Goodwill acquired during the year	9,287

Balance as of December 31, 2005	9,287

Intangible assets consist of the following:

	As of December 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB
Domain name	14,003	1,050	12,953

	As of December 31, 2005
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Net Carrying Value
	RMB	RMB	RMB	USD
Domain name	15,141	3,916	11,225	1,391
Customer relationships	2,196	239	1,957	242
Non-competition agreement	152	31	121	15

	17,489	4,186	13,303	1,648

The amortization expense for the year ended December 31, 2005 was RMB3,136 (US$389). The estimated amortization expense for the next five years is as follows:

	RMB	US$
For the year ending December 31,
2006	3,513	435
2007	3,503	434
2008	3,501	434
2009	2,422	300
2010	364	45

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

7.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	December 31,
	2004	2005	2005
	RMB	RMB	US$
Accrued payroll	3,439	8,170	1,012
Accrued legal contingencies	-	660	82
Accrued operating expenses	3,973	7,734	958
Tax payables	1,684	6,942	860
Distributors’ deposits	591	1,997	247
Purchase of fixed assets	6,349	4,803	595
Traffic acquisition costs	1,930	4,553	564
Bandwidth	-	2,558	317
Professional expenses	1,059	9,188	1,139
Other	2,875	6,532	810

	21,900	53,137	6,584

8.	DEFERRED REVENUE

Deferred revenue consists of the following:

	December 31,
	2004	2005	2005
	RMB	RMB	US$
Online marketing services	-	2,070	257
Other services	6,302	5,588	692

	6,302	7,658	949

9.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

Baidu Holdings Ltd is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

China

In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises”, foreign invested enterprises are generally subject to enterprise income tax (“EIT”) at the rate

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

9.	INCOME TAXES (continued)

China (cont’d)

of 30% plus a local income tax of 3%. Baidu Online, being a foreign invested enterprise and located in the Beijing Zhongguancun Science Park, has been recognized as a “New and High Technology Enterprise” and been entitled to a reduced EIT rate of 15% upon expiry of a tax holiday, as well as exemption from local income tax. In addition, Baidu Online was granted a “tax holiday” for a full exemption from EIT from 2000 to 2002, and a 50% tax reduction (at 7.5%) from 2003 to 2005. Baidu China, which did not start operation in 2005, has applied for the same preferential EIT treatments as Baidu Online. If these preferential tax treatments are not made available to Baidu China, the entity would be subject to EIT at 30% plus a local tax of 3% and the exemption and reduction described above would not apply.

As a PRC domestic company, Baidu Netcom, is governed by the Enterprise Income Tax Laws of the PRC and is subject to EIT at a rate of 33%.

The combined effects of the EIT exemption and reduction available to Baidu Online are as follows:

	For the years ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Tax holiday effect	898	(6,490)	(16,111)	(1,996)

Earnings per share effect, basic	0.09	(0.59)	(0.81)	(0.10)

Income tax expense (benefit) consists of:

	For the years ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Current income tax	-	481	6,203	768
Deferred income tax (benefit)	-	-	(4,292)	(531)

	-	481	1,911	237

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the years ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Expected taxation at PRC EIT statutory rate of 33%	(2,932)	4,120	16,339	2,025
Permanent differences – non-taxable income	(217)	(199)	(525)	(65)
Permanent differences – non-deductible expense	2,183	6,628	8,843	1,095
Tax incentive (see below)	-	(2,116)	(5,352)	(663)
Effect of lower tax rate applicable to new and high technology enterprises inside of PRC	898	(6,490)	(18,257)	(2,262)
Addition to (reversal of) valuation allowance	68	(1,462)	863	107

Taxation for the year	-	481	1,911	237

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

9.	INCOME TAXES (continued)

Subject to the approval of the PRC tax authorities, Baidu Online may enjoy an additional tax incentive relating to its research and development expenses. Should its research and development expenses increase by 10% or more when compared to last year and 50% of research and development expenses is higher than the current year’s taxable liability, the Company may be able to claim an additional tax deduction amounting to 50% of the current year’s research and development expenses. The amount that exceeds current year’s tax liability would not be able to be brought forward for next year’s utilization.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2004 and 2005 are as follows:

	December 31
	2004	2005	2005
	RMB	RMB	US$
Provision for doubtful receivables	49	1,327	164
Deferred revenue	311	850	105
Fixed assets	323	2,656	329
Net operating loss carry forward	-	344	43
Domestic equipment tax credit	-	37	5
Other	53	676	84

Deferred tax assets	736	5,890	730
Valuation allowance	(736)	(1,598)	(199)

Deferred tax assets, net of valuation allowance	-	4,292	531

The amount of loss that has been carried forward will expire on December 31, 2010.

10.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of subsidiaries of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB12,742 (US$1,579) for the year ended December 31, 2005 (2004 - RMB3,775; 2003 - RMB1,973).

11.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

11.	COMMITMENTS AND CONTINGENCIES (continued)

Operating lease commitments (cont’d)

leases. Total rental expense under all operating leases was RMB6,413 (US$795) for the year ended December 31, 2005 (2004 - RMB2,965; 2003 - RMB1,724).

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following at December 31, 2005:

	RMB	US$

As of December 31,
2006	122,252	15,149
2007	8,246	1,022
2008	1,115	138

	131,613	16,309

Litigation

Baidu Netcom and Baidu Online were involved in 13 cases pending in various PRC courts as of December 31, 2005. These cases include (1) copyright infringement cases brought against the Company by Sony BMG Music Entertainment (Hong Kong) Limited, Universal Music Limited, Warner Music Limited, EMI Group Hong Kong Ltd., Go East Entertainment Company Limited, Gold Label Entertainment Ltd. and Shanghai Busheng Music Culture Media Co., Ltd. in connection with the Company’s MP3 search service, by Beijing New Picture Film Co., Ltd. in connection with its movie search service, and by Digital Heritage Publishing Limited (Hong Kong) claiming that the Company allowed users to download pirated books hosted on a third party’s website; (2) unfair competition cases brought against the Company by 3721 Science and Technology Co., Ltd. and 8848.com, Inc.; and (3) defamation cases brought against the Company by several individuals relating to messages posted by its users on its Baidu Post Bar.

In the above cases, the plaintiffs claimed compensation of RMB18 million (US$2.23 million) in total, with respect to which the Company believes that no more than RMB 0.66 million will probably be paid based on legal advice the Company has received and /or rulings from lower courts. The Company has made adequate provision in accrued expense (see Note 7) for these liabilities.

12.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

Preferred shares as at December 31, 2004 consisted of the following:

Series	Shares Authorized and Outstanding	Proceeds Net of Issuance Costs
		RMB	US$
A	4,800,000	9,307	1,124
B	9,600,000	82,315	9,946
C	2,248,877	119,730	14,466

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

12.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (continued)

Upon completion of the initial public offering in August 2005, each convertible preferred share automatically converted into one Class B ordinary share. The number of Class B ordinary shares that have been issued upon conversion of all convertible preferred shares was 16,648,877. Therefore, the redeemable convertible preferred shares balance as of December 31, 2005 was nil.

The holders of preferred shares had various rights and preferences as follows:

Redemption

All Series A, Series B and Series C preferred shares were redeemable upon a change in control or sale of substantially all of the assets of the Company at a redemption price equal to the liquidation preferences as described below.

Dividends

Subject to the Company’s Memorandum and Articles of Association, in the event that the directors resolve to declare any dividend, the holders of preferred shares would be entitled to receive dividends in priority to a payment of any dividend to the holders of ordinary shares (the “preferential dividend”). Funds available for the preferential dividend would be paid out proportionately to the holders of the preferred shares at a rate of 8% per annum on their respective original investment amounts until each such holder had received the full preferential dividend to which it was entitled, then proportionately to the holders of the ordinary shares. Dividends would be non-cumulative.

Conversion

Each share of Series A, B and C preferred shares was convertible, at the option of the holder, to one ordinary share. Each preferred share would initially be converted into one ordinary share. The conversion rate was subject to future dilution adjustments. The preferred shares would automatically be converted into ordinary shares of the Company upon 1) the closing of an underwritten public offering of ordinary shares of the Company, at a public offering price reflecting a valuation of the Company on a fully diluted basis of not less than US$215 million and resulting in a gross proceeds to the Company of not less than US$20 million; or 2) the written consent of at least two-thirds of the holders of the preferred shares voting as a class.

Voting

Holders of preferred shares had the rights to receive notice of, attend, speak and vote at a general meeting. Each holder was entitled to exercise the number of votes that he would have been entitled to exercise if all the preferred shares held by him had been converted into ordinary shares immediately before the holding of the general meeting at the conversion rate then in effect.

Liquidation

In the event of any liquidation, dissolution or winding-up of the Company, including merger, consolidation or reorganization of the Company into or with another company in which the members of the Company own less than 50% of the voting securities of the surviving company, or any transaction or series of related transactions in which greater than 50% of the Company’s voting power is transferred or the sale, transfer or

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

12.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (continued)

Liquidation (cont’d)

lease of all or substantially all the assets of the Company, the holders of Series A, B and C preferred shares were entitled to receive an amount equal to the original purchase price per share, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of ordinary shares. After payment to the holders of the preferred shares of the full amount to which they were entitled, the remaining assets would be distributed pro rata to all holders of the ordinary shares on an as-converted basis assuming that all preferred shares had been converted to ordinary shares. If the Company’s assets were insufficient to satisfy the liquidation preferences, then these assets would be distributed ratably in proportion to the liquidation preference of the preferred shares.

No adjustment was made to accrete for the difference between the carrying amounts of the preferred shares and their liquidation amounts as management considered the redemption not probable at December 31, 2004.

13.	ORDINARY SHARES

As of December 31, 2004 the Company’s Memorandum and Articles of Association authorized the Company to issue 853,751,123 shares with a nominal or par value of US$0.00005 each share. There were 11,306,372 shares legally outstanding as at December 31, 2004.

On May 30, 2005, the Company’s shareholders approved an Amended and Restated Memorandum and Articles of Associations, pursuant to which 31,326,801 shares were authorized as Class B ordinary shares. All of the existing ordinary shares and all of those to be issued to the existing preferred shareholders upon conversion were re-designated as Class B ordinary shares, each of which carries ten votes per share at future shareholder meetings. A total of 822,424,322 authorized but unissued ordinary shares were re-designated as Class A ordinary shares, each of which carries only one vote per share at future shareholder meetings. In addition, Class B ordinary shares are convertible into the same number of Class A ordinary shares at the option of the holder thereof at any time, and are automatically converted into the same number of Class A ordinary shares at any time the holder thereof transfers them to a person or entity which is not an affiliate of such holder.

Upon completion of the initial public offering (“IPO”) in August 2005, 16,648,877 Class B Ordinary shares were issued upon conversion of all convertible preferred shares. In addition, immediately following the closing of the IPO, the Memorandum and Articles of Association was amended and restated such that the authorized share capital consisted of 870,400,000 ordinary shares at a par value of US$0.00005 per share, of which 825,000,000 shares as Class A ordinary shares, 35,400,000 as Class B ordinary shares, and 10,000,000 shares are designated as preferred shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into equal number of Class A ordinary shares.

As at December 31, 2005 there were 9,460,426 and 23,485,336 Class A and Class B ordinary shares outstanding respectively.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

14.	PREFERRED SHARES

As mentioned in Note 13, upon completion of the IPO in August 2005, the amended Memorandum and Articles of Association authorized 10,000,000 preferred shares with a par value of US$0.00005 each. As at December 31, 2005, there were no preferred shares issued and outstanding.

15.	RETAINED EARNINGS (ACCUMULATED LOSSES)

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, Baidu Online, being a foreign invested enterprise established in China, is required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund which are appropriated from net profit as reported in their PRC Statutory Accounts. Baidu Online, being a wholly foreign owned enterprise, is required to allocate at least 10% of its after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of Baidu Online. These reserves can only be used for specific purposes and are not distributable as cash dividends. Appropriations to the staff welfare and bonus fund are charged to selling, general and administrative expenses.

	December 31
	2004	2005	2005
	RMB	RMB	US$
PRC statutory reserve	523	9,900	1,227
Unreserved retained earnings (accumulated losses)	(47,126)	(8,898)	(1,103)

	(46,603)	1,002	124

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiary, Baidu Online, and its variable interest entity Baidu Netcom, with respect to transfering certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid up capital and statutory reserve of Baidu Online and the net assets of Baidu Netcom, in which the Company has no legal ownership, totaling approximately RMB113,364 (US$14,047) and RMB99,316 (US$12,000) as of December 31, 2005 and 2004 respectively.

16.	EARNINGS PER SHARE (“EPS”)

The Company computes net income per share in accordance with SFAS No. 128 — Earnings per Share (“SFAS 128”). Under the provisions of SFAS 128, basic net income per share is computed using the weighted average number of ordinary shares outstanding during the year.

The effect of the Company’s dilutive securities was not included in the computation of diluted loss per share for the year ended December 31, 2003 because their inclusion would have been anti-dilutive. Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options and redeemable convertible preferred shares. Certain securities that could potentially dilutive basic EPS in the future were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the year presented. The

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

16.	EARNINGS PER SHARE (“EPS”) (continued)

dilutive effect of outstanding share options is reflected in diluted earnings per share by application of the treasury stock method. Redeemable convertible preferred shares are reflected on an if-converted basis.

The following table sets forth the computation of basic and diluted net income per share.

	For the years ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Numerator:
Net income / (loss)	(8,885)	12,005	47,605	5,899
Denominator:
Weighted average of issued shares outstanding-basic	10,046,667	10,914,333	19,808,021	19,808,021
Weighted average of options exercised but related shares not yet issued	142,183	69,145	37	37

Weighted average shares outstanding-basic	10,188,850	10,983,478	19,808,058	19,808,058
Effect of dilutive securities
Employee share options	-	1,428,004	1,830,281	1,830,281
Redeemable convertible preferred shares	-	15,712,845	10,405,549	10,405,549

Total effect of dilutive securities	-	17,140,849	12,235,830	12,235,830

Denominator used for diluted earnings per share	10,188,850	28,124,327	32,043,888	32,043,888

Basic earnings per share	(0.87)	1.09	2.40	0.30
Diluted earnings per share	(0.87)	0.43	1.49	0.18

As of December 31, 2003, 2004 and 2005, share options that were exercised, but where the underlying ordinary shares were not yet issued amounted to 201,494, 220,249 and 2,489, respectively. Proceeds received upon exercise of these share options totaled RMB72, RMB321 and RMB84 (US$10) for 2003, 2004 and 2005 respectively and have been recorded in the Company’s additional paid in capital. In January 2005, the Company issued ordinary shares in connection with the above share options outstanding as of December 31, 2004. For share options that were exercised but where the underlying shares had not been issued as of December 31, 2005, the Company is in the process of registering such shares in its register of members.

For the purposes of calculating the Company’s basic and diluted earnings per share, the ordinary shares relating to the above-mentioned options that were exercised are assumed to have been outstanding from the date of exercise of such options.

17.	SHARE OPTION PLAN

In January 2000, the Company adopted the 2000 Share Option Plan (the “Plan”). The Plan provides for the granting of share options to employees and consultants of the Company. Options granted under the Plan may be either incentive share options or nonqualified share options. Incentive share options (“ISO”) may be granted only to Company employees (including officers and directors who are also employees).

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

17.	SHARE OPTION PLAN (continued)

Nonqualified share options (“NSO”) may be granted to Company employees and consultants. The Company has reserved 5,040,000 ordinary shares for issuance under the Plan. The Plan expires in ten years. To date, options granted generally vest over 25% after the first year of service and ratably each month over the remaining 36-month period. Under the Plan, the employees may exercise their options immediately, but the Company has been granted repurchase right to repurchase such shares at the amount equal to the original purchase price paid by grantee for each such Share. Before the closing date of the Company’s initial public offering on August 5, 2005, such repurchase right was exercisable at any time (i) during the 90-day period following employee termination date, or (ii) during the 90-day period following an exercise of the option that occurs after employee termination date. Upon the closing date of its initial public offering, the time limitation of exercising such repurchase rights have been changed to lapse at the rate of at least twenty percentage (20%) of the shares subject to the share option per year over five years from the date the share option is granted (without respect to the date the award was exercised or became exercisable). To date, only an immaterial number of options were exercised by the employees before they are vested.

The following table summarizes option activity:

	Share Option	Exercise Price Range		Weighted Average Exercise Price

Balance, December 31, 2002	1,830,728	US$	0.025 – 0.20	US$0.13

Granted	464,000		US$0.20	US$0.20

Exercised	(148,578)		US$0.025 – 0.20	US$0.06

Forfeited	(198,422)	US$	0.025 – 0.20	US$0.14

Balance, December 31, 2003	1,947,728	US$	0.025 – 0.20	US$0.15

Granted	1,253,588	US$	0.20 – 5.50	US$4.27

Exercised	(725,127)	US$	0.025 – 0.20	US$0.10

Forfeited	(104,037)	US$	0.20 – 5.50	US$1.38

Balance, December 31, 2004	2,372,152	US$	0.025 – 5.50	US$2.29

Granted	773,500	US$	6.50 – 65.80	US$14.28

Exercised	(1,082,753)	US$	0.025 – 5.50	US$0.92

Forfeited	(148,601)	US$	0.20 – 27.00	US$5.03

Balance, December 31, 2005	1,914,298	US$	0.20 – 65.80	US$7.70

There were share options exercised where the underlying ordinary shares were not yet issued included in the above table. Please refer to Note 16 for details.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

17.	SHARE OPTION PLAN (continued)

In accordance with its 2000 stock option plan, the contractual life of non-qualified stock options shall be no more than ten years from the date of grant. In the case of incentive stock options, the contractual life shall be five years from the date of grant. The term of each award is stated in the respective award agreement. As of December 31, 2004 and 2005, options to purchase 736,127 and 388,166 ordinary shares were exercisable with a weighted-average exercise price of US$0.32 and US$4.06, respectively. Presented below is a summary of the Group’s outstanding stock options as of December 31, 2005:

	<---------------Vested Options--------------->		<--------------Unvested Options------------>
Exercise Prices	Number	Weighted-average remaining contractual life	Number	Weighted average remaining contractual life
US$0.20	98,447	2.0 years	201,083	2.4 years

US$2.50	73,677	6.1 years	85,667	5.2 years

US$4.50	50,753	3.6 years	249,774	3.6 years

US$5.50	135,619	4.9 years	276,258	4.2 years

US$6.50	22,917	9.1 years	408,083	4.4 years

US$8.50	-	-	124,500	4.4 years

US$27.00	5,086	2.7 years	137,434	4.3 years

US$65.80	1,667	2.8 years	43,333	4.0 years

	388,166		1,526,132

The table below summarized the weighted average fair value and exercise price of the share options granted during the year:

	2003	2004	2005
	US$	US$	US$
Weighted average grant-date fair value of share options granted during the year:
Where exercise price is lower than market price	3.56	2.66	14.30
Where exercise price is equal to market price	-	-	26.63

Weighted average exercise price of share options granted during the year:
Where exercise price is lower than market price	0.20	4.27	10.30
Where exercise price is equal to market price	-	-	48.83

18.	SEGMENT REPORTING

In accordance with SFAS131, “Disclosures about segments of an Enterprise and Related Information,” the Company’s chief operating officer relies upon consolidated results of operations when making decisions about allocating resources and assessing performance of the Company; hence, the Company has only one operating segment. The Company has internal reporting that does not distinguish between markets or segments.

The Company’s long lived assets and revenue are substantially all located in and derived from the PRC.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and 2005

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share data, per share data or unless otherwise indicated)

19.	COMPARATIVE INFORMATION

Certain items, (i.e. business tax and surcharges,) in these financial statements have been reclassified to conform with the current year’s presentation to facilitate comparison.

20.	SUBSEQUENT EVENTS (unaudited)

i)	The Company has revised its share-based compensation policy under its 2000 Options Plan to include restricted Class A Ordinary shares (Restricted Shares). On February 15, 2006 the Company granted 118,350 Shares Options to its employees at an exercise price of US$49.25 and 19,545 Class A Restricted Shares pursuant to the revised shared-based compensation policy. The granted options are generally 25% vested after the first year of service and ratably each month over the remaining 36-month period. For the granted Class A Restricted Shares, they are 50% vested after the first year of service and ratably each month over the remaining 12-month period.

ii)	On April 24, 2006, Baidu Netcom and Baidu Online received a court notice brought by Zhejiang Pan-Asia E-commerce Co., Ltd for alleged copyright infringement in connection with the MP3 search services. The claimed compensation totaled to be RMB5,000.

iii)	On May 8, 2006, Baidu Netcom received a court notice brought by Munhwa Broadcasting Corporation for alleged copyright infringement in connection with the Movie search services. The claimed compensation totaled to be RMB500.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BAIDU.COM, INC.

By:	/s/ Robin Yanhong Li
Name: Robin Yanhong Li Title: Chairman and Chief Executive Officer

Date: June 21, 2006