Form 20-F
period 2006-12-31
Baidu.com, Inc.
filed 2007-05-30
CIK 1329099

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number: 000-51469

BAIDU.COM, INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

12/F, Ideal International Plaza

No. 58 West-North 4th Ring,

Beijing, 100080, People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares, each representing one Class A ordinary share, par value US$0.00005 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

22,574,381 Class A ordinary shares and 11,130,018 Class B ordinary shares, par value US$0.00005 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

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

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•

“we,” “us,” “our company,” “our,” and “Baidu” refer to Baidu.com, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include Baidu Netcom and Beijing Perusal;

•	“Baidu Online” refers to Baidu Online Network Technology (Beijing) Co., Ltd., our wholly-owned subsidiary in China;

•	“Baidu China” refers to Baidu (China) Co., Ltd., our wholly-owned subsidiary in China;

•	“Baidu Times” refers to Baidu.com Times Technology (Beijing) Co., Ltd, our wholly-owned subsidiary in China;

•	“Baidu Netcom” refers to Baidu Netcom Science Technology Co., Ltd., our consolidated affiliated Chinese entity;

•	“Beijing Perusal” refers to Beijing Perusal Technology Co., Ltd., our consolidated affiliated Chinese entity;

•

“user traffic” or “traffic” refers generally to page views and the reach of a website; when used in the context of Alexa.com website traffic rankings, “user traffic” refers to the geometric mean of the “page views” and the “reach” of a website averaged over a specified period of time; page views measure the number of web pages viewed by Internet users over a specified period of time except that multiple page views of the same page viewed by the same user on the same day are counted only once; reach measures the number of Internet users and is typically expressed as the percentage of all Internet users who visit a given website over a specified period of time;

•	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

•

“shares” or “ordinary shares” refers to our ordinary shares which include both Class A ordinary shares and Class B ordinary shares; “convertible preferred shares” refers to and includes our Series A, Series B and Series C redeemable convertible preferred shares, all of which were converted into the same number of Class B ordinary shares upon the completion of our initial public offering on August 10, 2005; “preferred shares” refers to our preferred shares, none of which is issued and outstanding.

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“GAAP” refers to general accepted accounting principles in the United States;

•	all references to “RMB” or “Renminbi” are to the legal currency of China and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States;

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding; and

•

the conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.8041 to US$1.00, the noon buying rate in effect as of December 29, 2006.

This annual report on Form 20-F includes our audited consolidated statements of income data for the years ended December 31, 2004, 2005 and 2006, and audited consolidated balance sheet data as of December 31, 2005 and 2006.

On August 5, 2005, we listed our ADSs on The Nasdaq National Market, which has been renamed The Nasdaq Global Market, or Nasdaq, under the symbol “BIDU.” We and certain selling shareholders of our company completed the initial public offering of 4,604,224 ADSs, each representing one Class A ordinary share, par value US$0.00005 per share, on August 10, 2005.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to attract and retain users and customers;

•	the outcome of ongoing or any future litigation, including those relating to copyright or other intellectual property rights;

•	competition in the Chinese language and Japanese language Internet search markets;

•	the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; and

•	PRC governmental policies relating to the Internet and Internet search providers.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in Item 3D. of this annual report, “Key Information — Risk Factors.” Those risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of income data for the three years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below.

Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our selected consolidated statements of income data for the years ended December 31, 2002 and 2003 and our consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our selected consolidated balance sheet data as of December 31, 2002 have been derived from our unaudited consolidated balance sheet as of December 31, 2002, which is not included in this annual report, but which has been prepared on the same basis as our audited consolidated financial statements.

(in thousands except per share and per ADS data)	For the Year Ended December 31,
	2002	2003	2004	2005	2006
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statements of Income Data:
Revenues:
Online marketing services	4,292	31,775	106,854	307,363	828,484	106,160
Other services	6,728	8,796	10,597	11,852	9,354	1,199

(in thousands except per share and per ADS data)	For the Year Ended December 31,
	2002	2003	2004	2005	2006
	RMB	RMB	RMB	RMB	RMB	US$
Total revenues	11,020	40,571	117,451	319,215	837,838	107,359
Operating costs and expenses:
Cost of revenues	(10,328)	(23,284)	(41,192)	(104,401)	(245,489)	(31,456)
Selling, general and administrative	(14,985)	(19,599)	(50,724)	(134,771)	(250,240)	(32,065)
Research and development	(4,750)	(6,983)	(14,531)	(44,200)	(79,231)	(10,153)

Total operating costs and expenses	(30,063)	(49,866)	(106,447)	(283,372)	(574,960)	(73,674)

Operating (loss)/profit	(19,043)	(9,295)	11,004	35,843	262,878	33,685
Interest income	586	325	1,135	13,580	42,443	5,438
Other income (expense), net	(120)	85	347	93	4,098	525
Taxation	—	—	(481)	(1,911)	(12,256)	(1,570)
Cumulative effect of change in accounting principle	—	—	—	—	4,603	590

Net (loss)/income	(18,577)	(8,885)	12,005	47,605	301,766	38,668

Net (loss)/income per ordinary share and per ADS:
Basic	(2.44)	(0.87)	1.09	2.40	9.06	1.16
Diluted	(2.44)	(0.87)	0.43	1.49	8.75	1.12
Weighted average number of ordinary shares used in per share calculations:
Basic	7,622	10,189	10,983	19,808	33,291	33,291
Diluted	7,622	10,189	28,124	32,044	34,507	34,507
Pro forma net earnings per share on an as converted basis for Class A and Class B ordinary shares (unaudited)(1)
Basic			0.45	1.58	9.06	1.16
Diluted			0.43	1.49	8.75	1.12
Pro forma weighted average aggregate number of ordinary shares on an as converted basis used in per share calculations for Class A and Class B ordinary shares (unaudited)(1)
Basic			26,696	30,214	33,291	33,291
Diluted			28,124	32,044	34,507	34,507

(1)	As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted pro forma earnings per share of Class A and Class B ordinary shares are the same for all the periods presented.

(in thousands)	As of December 31,
	2002	2003	2004	2005	2006
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheets Data:
Cash and cash equivalents	58,009	62,825	200,196	900,593	1,136,274	145,600
Total assets	67,549	76,703	262,206	1,136,423	1,668,077	213,743
Total liabilities	6,781	19,639	54,192	131,370	310,816	39,827
Redeemable convertible preferred shares	91,622	91,622	211,352	—	—	—
Total shareholders’ (deficit) / equity	(30,854)	(34,558)	(3,338)	1,005,053	1,357,261	173,916
Total liabilities, redeemable convertible preferred shares and shareholders’ equity	67,549	76,703	262,206	1,136,423	1,668,077	213,743

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.8041 to US$1.00, the noon buying rate in effect as of December 29, 2006. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On May 29, 2007, the noon buying rate was RMB7.6514 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

Period	Noon Buying Rate
	Period-End	Average (1)	Low	High
	(RMB per U.S. Dollar)
2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
November	7.8340	7.8622	7.8750	7.8303
December	7.8041	7.8219	7.8350	7.8041
2007
January	7.7714	7.7876	7.8127	7.7705
February	7.7410	7.7502	7.7632	7.7410
March	7.7232	7.7369	7.7454	7.7232
April	7.7090	7.7247	7.7345	7.7090
May (through May 29, 2007)	7.6514	7.6801	7.7065	7.6490

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

We have a limited operating history. We commenced operations in 2000 and first achieved profitability in the quarter ended March 31, 2004. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries such as the Internet industry in China. Some of these risks and uncertainties relate to our ability to:

•	maintain our leading position in the Internet search market in China;

•	successfully enter and build profitable operations in the Internet search market in Japan;

•	offer new and innovative products and services to attract and retain a larger user base;

•	attract additional customers and increase spending per customer;

•	increase awareness of our brand and continue to develop user and customer loyalty;

•	respond to competitive market conditions;

•	respond to changes in the regulatory environment;

•	manage risks associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	attract, retain and motivate qualified personnel; and

•	upgrade our technology to support increased traffic and expanded services.

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

The use of the Internet as a marketing channel is at an early stage in China. Internet and broadband penetration rates in China are both relatively low compared to those in most developed countries. Many of our current and potential customers have limited experience with the Internet as a marketing channel, and have not historically devoted a significant portion of their marketing budgets to online marketing and promotion. As a result, they may not consider the Internet effective in promoting their products and services as compared to traditional print and broadcast media. Our ability to generate significant revenues may be negatively impacted by a number of factors, many of which are beyond our control, including:

•	difficulties associated with developing a larger user base with demographic characteristics attractive to customers;

•	increased competition and potential downward pressure on online marketing prices;

•	higher customer acquisition costs due in part to small to medium-sized enterprises’ (“SMEs”) limited experience with the Internet as a marketing channel;

•	failure to develop an independent and reliable means of verifying online traffic;

•	ineffectiveness of our online marketing delivery, tracking and reporting systems; and

•	lack of increase in Internet usage in China.

We face significant competition and may suffer from a loss of users and customers as a result.

We face significant competition in almost every aspect of our business, particularly from other companies that seek to provide Internet search services to users and provide online marketing services to customers. Our main competitors include U.S.-based Internet search providers such as Google and Yahoo! and Chinese Internet companies. These Chinese competitors include Internet portals such as Netease, Sina, Sohu and Tencent, other Internet search service providers such as Sougou, Yisou, Sousou, Zhongsou and Youdao, and business-to-business, or B2B, service providers such as Alibaba. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance) and quantity (index size) of the search results, availability and ease of use of products and services, the number of customers, distribution channels and the number of associated third-party websites. In addition, we may face greater competition from our U.S.-based competitors as a result of, among other things, a relaxation on the foreign ownership restrictions of PRC Internet content and advertising companies, improvements in online payment systems and Internet infrastructure in China and our U.S.-based competitors’ increased business activities in China.

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

We also face competition from other types of advertising media, such as newspapers, magazines, yellow pages, billboards and other forms of outdoor media, television and radio. Most large companies in China allocate, and will likely continue to allocate, most of their marketing budgets to traditional advertising media and only a small portion of their budgets to online marketing and other forms of advertising media. If these companies do not devote a larger portion of their marketing budgets to online marketing services provided by us, or if our existing customers reduce the amount they spend on online marketing, our results of operations and future growth prospects could be adversely affected.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed.

We believe that our brand “Baidu” has contributed significantly to the success of our business. We also believe that maintaining and enhancing the “Baidu” brand is critical to increasing our users, customers and Baidu Union members. As our market becomes increasingly competitive, maintaining and enhancing our brand will depend largely on our ability to remain as an Internet search leader in China, which may be increasingly difficult and expensive.

Historically, we developed our user base primarily by word-of-mouth and incurred limited brand promotion expenses. Our initial public offering in 2005 has significantly enhanced our brand recognition. We are also continuing our brand promotion efforts which we started approximately two years ago, but we cannot assure you that our new marketing efforts will be successful in further promoting our brand. If we fail to promote and maintain the “Baidu” brand, or if we incur excessive expenses in this effort, our business and results of operations could be materially and adversely affected.

If we fail to continue to innovate and provide relevant products and services, we may not be able to generate sufficient user traffic levels to remain competitive.

Our success depends on providing products and services that enable users to have a high-quality Internet experience. We must continue to invest significant resources in research and development to enhance our Internet search technology and our existing products and services and introduce additional high quality products and services to attract and retain users and compete against our competitors. If we are unable to anticipate user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users and customers. Our operating results may also suffer if our innovations do not respond to the needs of our users and customers, are not appropriately timed with market opportunities or are not effectively brought to market. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar to or better than those generated by our search services. This may force us to expend significant resources in order to remain competitive.

If we fail to keep up with rapid technological changes, our future success may be adversely affected.

The online marketing industry is subject to rapid technological changes. Our future success will depend on our ability to respond to rapidly changing technologies, adapt our services to evolving industry standards and improve the performance and reliability of our services. Our failure to adapt to such changes could harm our business. New marketing media could also adversely affect us. For example, the number of people accessing the Internet through devices other than personal computers, including mobile telephones and hand-held devices, has increased in recent years. If we are slow to develop products and technologies that are more compatible with non-PC communications devices, or if the products and services we develop for people accessing the Internet through non-PC communication devices do not meet their needs, we may not be successful in capturing a significant share of this increasingly important market for media and other services. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive in our rapidly evolving industry, our future success may be adversely affected.

We may face intellectual property infringement claims and other related claims that could be time-consuming and costly to defend and may result in our inability to continue providing certain of our existing services.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property in Internet-related industries, particularly in China, are uncertain and still evolving. In addition, many parties are actively developing and seeking protection for Internet-related technologies, including seeking patent protection. There may be patents issued or pending that are held by others that cover significant aspects of our technologies, products, business methods or services. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.

Our products and services link to materials in which third parties may claim ownership of trademarks, copyrights or other rights. From time to time, we may be subject to trademark or copyright infringement or related claims, in China and/or internationally. For example, we provide search engine facilities capable of finding and accessing links to downloadable MP3 music, movies, images and other multimedia files and/or other items hosted on third-party websites, which may be protected by copyright, including search facilities enabling our users to search for MP3 music files in various ways such as by artist, title, or via lists of most-searched-for titles and artists.

In the United States, the legal standards for determining indirect liability for copyright infringement have been strengthened by the United States Supreme Court in the decision Metro-Goldwyn-Mayer Studios Inc. v. Grokster, Ltd., et al., 125 S. Ct. 2764 (2005), or Grokster. The implications of the Grokster decision for search engine services, such as our MP3 search service, are uncertain and may increase the risk of legal liability. Although we conduct our business operations outside the United States, we may be subject to U.S. copyright laws, including the legal standards established by Grokster, by virtue of our listing on the Nasdaq, the ownership of our ADSs or ordinary shares by U.S. investors, the extraterritorial application of U.S. law by U.S. courts or otherwise. Moreover, we cannot assure you that Grokster will not influence the legal standards for determining indirect copyright infringement in other jurisdictions, including China.

In China, Beijing No. 2 Intermediate People’s Court recently ruled against a subsidiary of Alibaba in the copyright infringement case brought by eleven record companies. According to the court, Alibaba’s provision of links to downloadable MP3 and online-listening sites does not constitute illegal copy and dissemination of music production through network. However, the court was of the view that Alibaba was negligent in its failure to remove all links to the infringing content upon receipt of notice of copyright holders, including those links with infringing content that Alibaba should have known, and demanded Alibaba to remove all such links with infringing content and pay a monetary compensation to the record companies. Alibaba has indicated that it will appeal the ruling.

In light of the Grokster and Alibaba cases and the associated publicity, copyright owners may monitor their copyrighted materials more closely worldwide and in China and may seek to enforce their rights under theories of indirect liability, constructive knowledge of infringing content or otherwise. As a result, we may face increased risks of being subject to copyright infringement claims relating to our MP3 search service. Furthermore, this same consideration may also lead to decreased availability of third-party MP3 websites. A significant portion of our traffic is generated by users of our MP3 search service. According to Alexa.com, 12% of our traffic went to mp3.baidu.com, our MP3 search platform, as of March 31, 2007. Should we face (as a result of the foregoing considerations or otherwise) a need or decision to substantially modify, limit, or terminate our MP3 search service, our business, financial condition or results of operations could be materially and adversely affected.

As do many Internet websites, we host certain song lyrics on our websites which may be protected by copyright. As a result, we may be subject to copyright infringement claims. We have received notice letters from parties asserting trademark and copyright infringement claims against us. Moreover, we may be subject to administrative actions brought by the PRC State Copyright Bureau for alleged copyright infringement, and as a result may be subject to fines and/or other penalties and be required to discontinue infringing activities. In addition, we provide links to images of celebrities and other persons, and may face claims for misappropriation of publicity rights. Finally, since a substantial portion of our search results links to MP3 files and other materials in which third parties may claim to own trademarks, copyrights or publicity rights and since we host certain song lyrics on our websites which may be protected by copyright, we may be required to change our business model and service offerings to minimize this risk, which could adversely affect our business prospects.

Intellectual property litigation is expensive and time consuming and could divert resources and management attention from the operations of our business. We are currently named as a defendant in a number of copyright infringement suits in China in connection with our MP3 and movie and other search services and the courts have not made final rulings on these cases. See “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” If there is a successful claim of infringement, we may be required to pay substantial fines and damages or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation could have a material adverse effect on our business, financial condition or results of operations.

We may be subject to patent infringement claims with respect to our P4P platform.

Our technologies and business methods, including those relating to our pay-for-performance, or P4P, platform, may be subject to third-party claims or rights that limit or prevent their use. Overture Services Inc., a subsidiary of Yahoo!, had applied for a patent in China relating to a P4P platform prior to our patent application in China covering a P4P platform. Based on a search conducted by an intellectual property agency in China, as of May 15, 2007, no patents relating to a P4P platform had been issued in China. The application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and involve a certain degree of uncertainty. We cannot assure you that Overture or any other party will not obtain a patent covering a P4P platform in China. If Overture obtains a patent covering a P4P platform in China, it may seek to bring a claim against us alleging our infringement of its patent rights in China. We cannot assure you that we will be successful in defending against any such claims relating to the P4P platform used by us because Overture’s patent application in China was filed prior to ours and there may be similarities between certain claims covered by the two patent applications.

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

We may be subject to claims based on the content found on our websites.

We have been and may continue to be subject to claims for defamation, negligence or other legal theories based on the content found on our websites. In addition to the content developed by ourselves and posted on our websites, our users are free to post information on Baidu Post Bar, Baidu Knows, Baidu Encyclopedia and other sections of our websites, and our P4P customers may create text-based descriptions and other phrases to be used as text or keywords in our search listings. Claims for defamation, negligence or other legal theories based on the content found on our websites, with or without merit, may result in diversion of the attention of our management personnel and our financial resources and negative publicity on our brand and reputation. Furthermore, if the content posted on our websites contains information that government authorities find objectionable, our websites may be shut down and we may be subject to other penalties. See “—Risks Relating to Doing Business in China—Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and subject us to liability for information linked to our websites.”

PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including online advertising publishers such as us, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable law. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator’s license for advertising business operations.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content posted on our websites. In addition, where a special government review is required for specific categories of advertisements before posting, we are obligated to confirm that such review has been performed and approval has been obtained. Our reputation could be hurt and our results of operations could be adversely affected if advertisements shown on our websites are provided to us by our advertising clients in violation of relevant PRC advertising laws and regulations, or if the supporting documentation and government approvals provided to us by our advertising clients in connection with such advertising content are not complete.

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

In 2005 and 2006, we generated approximately 96.3% and 98.9% of our total revenues from online marketing services, respectively, a substantial majority of which was generated from our P4P services. Our online marketing customers will not continue to do business with us if their investment does not generate sales leads and ultimately consumers, or if we do not deliver their web pages in an appropriate and effective manner. Our P4P customers may discontinue their business with us at any time and for any reason as they are not subject to fixed-term contracts. Failure to retain our existing online marketing customers or attract new customers for our online marketing services could seriously harm our business and growth prospects. In addition, technologies may be developed that can block the display of our marketing products. We may not be able to retain existing customers or attract new customers whose advertisings are blocked by such technologies from display in front of the Internet users. As a result, any blocking technology could, in the future, adversely affect our operating results.

Because we rely on distributors in providing our P4P services, our failure to retain key distributors or attract additional distributors could materially and adversely affect our business. Moreover, there is no assurance that our transition to direct sales in some key geographic markets will be successful.

Online marketing is at an early stage of development in China and is not as widely accepted by or available to businesses in China as in the United States. As a result, we rely on a nationwide distribution network of third-party distributors for our sales to, and collection of payment from, our P4P customers. If our distributors do not provide quality services to our P4P customers or otherwise breach their contracts with our P4P customers, we may lose customers and our results of operations may be materially and adversely affected. We do not have long-term agreements with any of our distributors, including our key distributors, and cannot assure you that we will continue to maintain favorable relationships with them. Our distribution arrangements, except for those with our key distributors, are non-exclusive. Furthermore, some of our distributors also contract with our competitors or potential competitors and may not renew their distribution agreements with us. In addition, as new methods for accessing the Internet, including the use of wireless devices, become available, we may need to expand our distribution network. If we fail to retain our key distributors or attract additional distributors on terms that are commercially reasonable, our business and results of operations could be materially and adversely affected.

Starting in 2005, we began to transition to using our direct sales force to serve our P4P customers in some key geographic markets, including Shanghai, Beijing and selected cities in Guangdong Province. There is no assurance that our direct sales in those markets will be successful. If we fail to build an adequate direct sales force, retain existing customers and continue to attract new customers in those markets, our business, results of operations and prospects could be materially and adversely affected.

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

As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic acquisitions of businesses, assets and technologies that complement our existing business. For example, we acquired then one of the largest distributors of our P4P services in February 2005 and certain online application platform businesses and customer lists from distributors in 2006. We may make other acquisitions in the future if suitable opportunities arise. Acquisitions involve uncertainties and risks, including:

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	failure to achieve the intended objectives, benefits or revenue-enhancing opportunities;

•	costs and difficulties of integrating acquired businesses and managing a larger business; and

•	diversion of resources and management attention.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, we may dilute the value of our ADSs and the underlying ordinary shares. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends. Such acquisitions may also generate significant amortization expenses related to intangible assets.

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

Our recent expansion into the Japanese market may not be successful.

In December 2006, we announced our intention to enter the Japanese search market in 2007. The Japanese search market is highly competitive and currently is dominated by two companies, Yahoo! and Google. These companies have significantly greater financial resources, longer operating history and more experience in the Japanese search market than we do. Moreover, other local providers of competing search services may also have a substantial advantage over us in attracting users due to more established branding in Japan, greater knowledge with respect to the tastes and preferences of Japanese users and/or their focus on the Japanese market. If we cannot compete successfully with these competitors in the Japanese language search market, our business in Japan could be adversely affected.

In addition to uncertainty about our ability to compete successfully in the Japanese market, there are certain risks inherent in doing business internationally, including:

•	trade barriers and changes in trade regulations;

•	difficulties in developing, staffing and simultaneously managing a foreign operation as a result of distance, language and cultural differences;

•	stringent local labor laws and regulations;

•	longer payment cycles;

•	currency exchange rate fluctuations;

•	political or social unrest or economic instability;

•	import or export restrictions;

•	seasonal volatility in business activity;

•	risks related to government regulation or required compliance with local laws in certain jurisdictions; and

•	potentially adverse tax consequences.

One or more of these factors could harm our Japanese operations and consequently, could harm our overall operating results.

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

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Any of the risk factors listed in this “Risk Factors” section, and in particular, the following risk factors, could cause our operating results to fluctuate from quarter to quarter:

•	general economic conditions in China and economic conditions specific to the Internet, Internet search and online marketing;

•	our ability to continue to attract users to our website;

•	our ability to attract additional customers and increase spending per customer;

•	the announcement or introduction of new or enhanced products and services by us or our competitors;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;

•	the results of our acquisitions of, or investments in, other businesses or assets;

•	PRC regulations or actions pertaining to activities on the Internet, including MP3, news, gambling, online games and other forms of entertainment; and

•	geopolitical events, natural disasters or epidemics such as war, threat of war, avian influenza, Severe Acute Respiratory Syndrome, or SARS, or other epidemics.

Because of our limited operating history and our rapidly growing business, our historical operating results may not be useful to you in predicting our future operating results. Our user traffic tends to be seasonal. For example, we generally experience less user traffic during public holidays and other special event periods in China. In addition, advertising and other marketing spending in China has historically been cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. Our rapid growth has lessened the impact of the cyclicality and seasonality of our business. As we continue to grow, we expect that the cyclicality and seasonality in our business may cause our operating results to fluctuate.

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

Our future success depends heavily upon the continuing services of the members of our senior management team, in particular our chairman and chief executive officer, Robin Yanhong Li, our chief financial officer, Shawn Wang, and our chief scientist, William Chang. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future.

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

Many of our senior management personnel and other key personnel have become substantially vested in their initial share option grants under our 2000 Option Plan. While we often grant additional share incentives to management personnel and other key personnel after their hire dates, the initial grants are usually much larger than subsequent grants. Employees may be more likely to leave us after their initial option grant fully vests, especially if the shares underlying the options have significantly appreciated in value relative to the option exercise price. If any member of our senior management team or other key personnel leaves our company, our ability to successfully operate our business and execute our business strategy could be adversely affected. We may also have to incur significant costs in identifying, hiring, training and retaining replacements of departing employees.

We rely on highly skilled personnel and, if we are unable to retain or motivate them or hire qualified personnel, we may not be able to grow effectively.

Our performance and future success depends on the talents and efforts of highly skilled individuals. We will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

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

We are exposed to the risk of click-through fraud on our paid search results. Click-through fraud occurs when a person clicks paid search results for a reason other than to view the underlying content of search results. If we find evidence of past fraudulent clicks, we may have to issue refunds to our customers. If we fail to detect fraudulent clicks or otherwise are unable to prevent this fraudulent activity, the affected customers may experience a reduced return on their investment in our online marketing services and lose confidence in the integrity of our systems. If this happens, we may be unable to retain existing customers and attract new customers for our online marketing services and our online marketing revenues could decline. In 2006, Google agreed to pay up to $90 million to settle a lawsuit in the U.S. alleging Google overcharged thousands of advertisers by concealing the magnitude of click-through fraud to avoid making refunds. Any such claims or similar claims, regardless of their merits, could be time-consuming and costly to us and could also adversely affect our brand image and our customers’ confidence in the integrity of our systems.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Information Industry of China, or the MII. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. We cannot assure you that a more sophisticated Internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

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

In September 2006, our Internet search services were disrupted for approximately half an hour as a result of attacks to our Baidu.com website from unknown hackers. If we experience frequent or persistent system failures on our websites, our reputation and brand could be permanently harmed. The steps we plan to take to increase the reliability and redundancy of our systems are expensive, reduce our operating margin and may not be successful in reducing the frequency or duration of service interruptions.

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

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. We have incurred and will continue to incur costs associated with our public company reporting and compliance requirements, including corporate governance requirements under the Sarbanes-Oxley Act of 2002 and rules implemented by the Securities and Exchange Commission, or the SEC, and the Nasdaq Stock Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these rules and regulations may make it more difficult and more expensive for us to maintain director and officer liability insurance at commercially reasonable terms and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements first apply to this annual report on Form 20-F for the fiscal year ending December 31, 2006.

Our management has concluded that our internal control over financial reporting is effective. See “Item 15. Control and Procedures.” Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial report and has concluded that our internal control over financial reporting is effective in all material aspects. However, if we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with our affiliated Chinese entities, Baidu Netcom and Beijing Perusal, and their shareholders. We and Baidu Online are considered foreign persons or foreign-invested enterprises under PRC law. As a result, we and Baidu Online are subject to PRC law limitations on foreign ownership of Internet and online advertising companies. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

PRC laws and regulations currently provide limited guidance as to whether an Internet search provider that provides search result links to domestic news websites is required to obtain an approval from the State Council News Office. In December 2006, we were granted a license to provide Internet news services by the State Council News Office. PRC laws and regulations also do not provide clear guidance as to whether an Internet search provider that provides links to online audio/video products is required to obtain an Internet culture permit from the Ministry of Culture or a license for broadcasting audio/video programs from the State Administration of Radio, Film and Television. Baidu Netcom was granted an Internet culture permit in April 2007. Beijing Perusal is in the process of applying for this Internet culture permit, but we cannot assure you that Beijing Perusal may successfully obtain it. If the interpretation of existing laws and regulations changes or new regulations come into effect requiring us to obtain any such licenses, permits or approvals and we fail to obtain them or renew any such licenses, permits or approvals previously obtained, we may need to remove links to audio/video products until we obtain or renew the requisite licenses, permits and approvals.

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

PRC laws and regulations do not currently classify P4P as a form of advertising or as part of Internet content provider, or ICP, services requiring an ICP license. We conduct our P4P business through our subsidiaries in the PRC, none of which has the qualification to operate online advertising business or holds an ICP license. However, we cannot assure you that the PRC government will not classify P4P as a form of advertising or as part of ICP services in the future. If new regulations characterize P4P as a form of advertising or as part of ICP services, we may have to conduct our P4P business through Baidu Netcom. This would increase our consolidated effective tax rate for two reasons. First, advertising revenues generated by Baidu Netcom are subject to a 3% construction fee for culture undertakings in addition to the 5% business tax. Second, Baidu Netcom is currently subject to the 33% statutory enterprise income tax rate (and will be subject to a 25% enterprise income tax rate beginning from January 1, 2008), as compared to the lower preferential enterprise income tax rates that our PRC subsidiaries are subject to as of the date of this report. See “Item 5A. Operating and Financial Review and Prospects—Operating Results—Taxation” for more information on PRC business and enterprise income tax as applicable to our subsidiaries and affiliated entities in the PRC. Moreover, if the change in classification of P4P were to be retroactively applied, we might be subject to sanctions, including payment of delinquent taxes and fines. In addition, the classification of P4P as a form of advertising could subject us to an obligation to monitor the content of listings of our P4P customers on our websites and the associated risks. See “—Risks Related to Our Businesses—We may be subject to claims based on the content found on our websites.” Any change in the classification of P4P by the PRC government may significantly disrupt our operations and materially and adversely affect our business, results of operations and financial conditions.

We may be adversely affected by complexity, uncertainties and changes in PRC regulation of Internet business and companies, including limitations on our ability to own key assets such as our website.

The PRC government extensively regulates the Internet industry including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the Internet industry include, but are not limited to, the following:

•

We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including online information services.

•

There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge. This may disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

In July 2006, the MII issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, or the July 2006 Notice. The July 2006 Notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to the July 2006 Notice, either the holder of a value-added telecommunication service license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The July 2006 Notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license.

In October 2006, the Telecommunication Management Bureau of the MII issued a notice reiterating its requirements as described in the July 2006 Notice. In particular, this notice requires MII local authorities in charge of value-added telecommunications services to ensure that existing ICP license holders conduct a self-assessment of their compliance with the July 2006 Notice and submit status reports to the MII before November 1, 2006. This notice further requires that any ICP license holder which has identified any non-compliance with the July 2006 Notice during its self-assessment must report its self-correction plan to the Telecommunication Management Bureau of the MII before November 20, 2006.

Baidu Netcom, our PRC affiliated entity that holds the ICP license necessary to conduct our business in China, received a letter from the MII requiring self-assessment and responded timely. In order to comply with the July 2006 Notice, we have transferred certain domain names and are in the process of transferring certain trademarks used in our business from Baidu.com, Inc. or Baidu Online to Baidu Netcom.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies, including the July 2006 Notice issued by the MII, have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business.

In order to comply with PRC laws and regulations limiting foreign ownership of Internet and online advertising businesses, we conduct our ICP and online advertising businesses through Baidu Netcom and Beijing Perusal by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be adversely affected.

The PRC government restricts foreign investment in Internet and online advertising businesses. Accordingly, we operate our websites and our online advertising business in China through Baidu Netcom, a company wholly owned by our chairman, chief executive officer and co-founder Robin Yanhong Li and our co-founder Eric Yong Xu, and Beijing Perusal, a company wholly-owned by two individuals designated by our company. All of the shareholders of Baidu Netcom and Beijing Perusal are PRC citizens. Baidu Netcom and Beijing Perusal hold the licenses and approvals necessary to operate our website and our online advertising business in China. We have contractual arrangements with Baidu Netcom, Beijing Perusal and their shareholders that allow us to substantially control Baidu Netcom and Beijing Perusal. We cannot assure you, however, that we will be able to enforce these contracts.

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

Our contractual arrangements with Baidu Netcom, Beijing Perusal and their shareholders may not be as effective in providing control over these entities as direct ownership.

Since PRC law limits foreign equity ownership in Internet and online advertising companies in China, we operate our ICP and online advertising businesses through Baidu Netcom and Beijing Perusal. We have no equity ownership interest in Baidu Netcom and Beijing Perusal and rely on contractual arrangements to control and operate such businesses. These contractual arrangements may not be as effective in providing control over Baidu Netcom and Beijing Perusal as direct ownership. For example, Baidu Netcom or Beijing Perusal could fail to take actions required for our business or fail to maintain our website despite its contractual obligation to do so. If Baidu Netcom or Beijing Perusal fails to perform under their agreements with us, we may have to rely on legal remedies under PRC law, which may not be effective. In addition, we cannot assure you that any of Baidu Netcom’s and Beijing Perusal’s shareholders would always act in our best interests.

Our contractual arrangements with Baidu Netcom and Beijing Perusal may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between Baidu Online and Baidu Netcom or Beijing Perusal, we are effectively subject to the 5% PRC business tax on both revenues generated by Baidu Netcom’s and Beijing Perusal’s operations in China and revenues derived from Baidu Online’s contractual arrangements with Baidu Netcom and Beijing Perusal.

Moreover, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between Baidu Online and Baidu Netcom or Beijing Perusal were not on an arm’s length basis and therefore constitute a favorable transfer pricing. As a result, the PRC tax authorities could request that Baidu Netcom and Beijing Perusal adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by:

•

increasing Baidu Netcom’s and Beijing Perusal’s tax expenses without reducing Baidu Online’s tax expenses, which could subject Baidu Netcom and Beijing Perusal to late payment fees and other penalties for under-payment of taxes; and/or

•	resulting in Baidu Online’s loss of its preferential tax treatment.

China’s parliament, the National People’s Congress, adopted the Unified Enterprise Income Tax Law on March 16, 2007. This new tax law specifies special adjustments to taxation. In particular, an enterprise must submit its annual tax return together with a report on transactions with its affiliates to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arms-length principles.

We may have exposure to greater than anticipated tax liabilities.

We are subject to income tax, business tax and other taxes in many provinces and cities in China and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment and in the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

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

We may be unable to collect long-term loans to the shareholders of Baidu Netcom and Beijing Perusal.

As of March 31, 2007, we had made long-term loans in an aggregate principal amount of RMB10 million (US$1.3 million) and RMB1 million (US$0.1 million) to the shareholders of Baidu Netcom and the shareholders of Beijing Perusal, respectively. We extended these loans to help the shareholders fund the capitalization of Baidu Netcom and Beijing Perusal, respectively. We may in the future provide additional loans to the shareholders of Baidu Netcom and Beijing Perusal in connection with any increase in the capitalization of Baidu Netcom and Beijing Perusal to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans will depend on the profitability of Baidu Netcom and Beijing Perusal and their operational needs, which are uncertain.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

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

In addition, the MII has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider to block any Internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information. Furthermore, we are required to report any suspicious content to relevant governmental authorities, and to undergo computer security inspections. If we fail to implement the relevant safeguards against security breaches, our websites may be shut down and our business and/or Internet content provision license may be revoked. In addition, Internet companies which provide bulletin board systems, chat rooms or similar services, must apply for specific approval from relevant authorities.

In June 2002, we were required to shut down our server for one week and pay an RMB10,000 fine because our search results contained certain content that the public security authorities considered socially harmful. Although we attempt to monitor the content in our search results and on our online communities such as Baidu Post Bar, we are not able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our Baidu Post Bar message boards or our other online communities by our users. To the extent that PRC regulatory authorities find any content displayed on our websites objectionable, they may require us to limit or eliminate the dissemination of such information on our websites, which may reduce our user traffic and have an adverse effect on our business. In addition, we may be subject to penalties for violations of those regulations arising from information displayed on or linked to our websites, including a suspension or shutdown of our online operations.

PRC government authorities may deem certain third-party websites unlawful and could require us to remove links to such websites, which may reduce our user traffic and have a material adverse effect on our business.

The Internet industry in China, including the operation of online activities, is extensively regulated by the PRC government. Various PRC government authorities such as the State Council, the MII, the State Administration for Industry and Commerce, or the

SAIC, the General Administration of Press and Publication and the Ministry of Public Security are empowered to issue and implement regulations governing various aspects of the Internet and online activities. Substantial uncertainties exist regarding the potential impact of current and future PRC laws and regulations on Internet search providers. We are not able to control or restrict the operation of third-party websites linked to or accessible through our website. If third-party websites linked to or accessible through our websites operate unlawful activities such as online gambling on their websites, PRC regulatory authorities may require us to report such unlawful activities to relevant authorities and to remove the links to such websites or suspend or shut down the operation of such websites. This in turn may reduce our user traffic and adversely affect our business. In addition, we may be subject to potential liabilities for providing links to third-party websites that operate unlawful activities.

Intensified government regulation of Internet cafes could restrict our ability to maintain or increase user traffic to our website.

In April 2001, the PRC government began tightening its regulation of Internet cafes. In particular, a large number of unlicensed Internet cafes have been closed. In addition, the PRC government has imposed higher capital and facility requirements for the establishment of Internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow down the growth of Internet cafes. In June 2002, the Ministry of Culture, together with other government authorities, issued a joint notice, and in February 2004, the SAIC issued another notice, suspending the issuance of new Internet cafe licenses. In May 2007, the SAIC reiterated its position not to register any new Internet cafe in 2007. So long as Internet cafes are one of the primary venues for our users to access our website, any reduction in the number, or any slowdown in the growth, of Internet cafes in China could limit our ability to maintain or increase user traffic to our website.

If PRC laws and regulations were to phase out the preferential tax benefits currently being extended to “new or high-technology enterprises” located in a high-tech zone, we would have to pay more taxes, which could have a material and adverse effect on our financial condition and results of operations.

Under current PRC laws and regulations, a foreign invested enterprise may enjoy preferential tax benefits if it is registered in a high-tech zone and also qualifies as “new or high-technology enterprise.” As a foreign invested enterprise as well as a certified “new or high-technology enterprise” located in a high-tech zone in Beijing, Baidu Online is entitled to a 15% enterprise income tax so long as it continues to qualify as a “new or high-technology enterprise.” Similarly, Baidu Times, which is also a certified foreign-invested “new or high-technology enterprise” located in a high-tech zone in Beijing, is entitled to a three-year exemption from enterprise income tax from 2006 to 2008 and a 7.5% enterprise income tax rate for another three years from 2009 to 2011, followed by a 15% tax rate so long as it continues to qualify as a “new or high-technology enterprise.”

In 2006, Baidu Online obtained the certificate of an “advanced technology enterprise” from the Beijing Municipal Bureau of Commerce, which qualified Baidu Online for a 10% enterprise income tax rate from 2006 to 2008. Baidu China is subject to a 15% enterprise income tax because it is registered in Shanghai Pudong New Zone. Moreover, Baidu China has been granted the “software enterprise” status by the Shanghai Municipal Information Commission in 2006 and thus is entitled to a full exemption from enterprise income tax from 2006 to 2007 and a 50% tax reduction from 2008 to 2010.

China’s parliament, the National People’s Congress, adopted the Unified Enterprise Income Tax Law on March 16, 2007. This new tax law will replace the existing separate income tax laws for domestic enterprises and foreign-invested enterprises and become effective on January 1, 2008. Under the new tax law, a unified income tax rate is set at 25% for both domestic enterprises and foreign invested enterprises. High-technology enterprises, however, will continue to be entitled to a 15% tax rate. For enterprises that were established before the new tax law is promulgated and are entitled to preferential tax rates under existing tax laws and regulations, the new tax law has granted a grace period of up to five years for these enterprises to gradually transition from their current preferential tax rates to the standard rate of 25%.

If the PRC laws and regulations were to phase out preferential tax benefits currently granted to “new or high-technology enterprises,” our PRC subsidiaries would be subject to the standard statutory enterprise income tax rate, which currently is 33% and will be 25% over time. Loss of these preferential tax treatments could have a material and adverse effect on our financial condition and results of operations.

Our subsidiaries and affiliated entities are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the Cayman Islands and do not have any assets or conduct any business operations other than our investments in our subsidiaries and affiliated entities. As a result of our holding company structure, we rely entirely on dividends payments from our subsidiaries in China after they receive payments from our affiliated entities, Baidu Netcom and Beijing Perusal, under various service and other contractual arrangements. However, PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and affiliated entities in China are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “—Government control of currency conversion may affect the value of your investment.” Furthermore, if our subsidiaries or affiliated entities in China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or either of our subsidiaries in China is unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to pay dividends on our ordinary shares and ADSs.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and affiliated entities in the PRC. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

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

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to the establishment of special purpose offshore companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing, referred to in the notice as a “special purpose offshore company.” PRC residents that were shareholders of special purpose offshore companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

We have notified shareholders of our company whom we know are PRC residents to register with the local SAFE branch as required under the SAFE notice. We are aware that our major shareholders who are PRC residents have registered with the local SAFE branch. The failure or inability of our shareholders resident in the PRC to comply with the registration procedures or amend their registrations as required may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to our company or otherwise adversely affect our business.

A recently adopted regulation establishes more complex procedures for acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, or the MOC, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the SAIC, the China Securities Regulatory Commission and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. Among other things, the new regulations established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. We may grow our business in part by directly acquiring complementary businesses. Complying with the requirements of the new regulations to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Fluctuation in the value of RMB may have a material adverse effect on your investment.

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 5.7% appreciation of the RMB against the U.S. dollar by the end of 2006. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Our revenues and costs are mostly denominated in RMB, while a significant portion of our financial assets are denominated in U.S. dollars. We rely entirely on dividends and other fees paid to us by our subsidiaries and affiliated entities in China. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from August 5, 2005, the first day on which our ADSs were listed on the Nasdaq, until May 25, 2007, the trading prices of our ADSs ranged from $44.44 to $153.98 per ADS and the closing sale price on May 25, 2007 was $130.71 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

In addition, the stock market in general, and the market prices for Internet-related companies and companies with operation in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. Volatility or a lack of positive performance in our stock price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ADSs, the prevailing market price for our ADSs could be adversely affected.

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

Based on the price of the ADSs and our ordinary shares, the composition of our income and assets and our operations, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2006. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2007 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The future value of our assets is generally determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10.E Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in the Cayman Islands in January 2000. Since our inception, we have conducted our operations principally through Baidu Online, our wholly owned subsidiary in Beijing, China. In addition, we have conducted part of our operations through Baidu Netcom, a limited liability company in Beijing, China, which holds the licenses and approvals necessary to operate our websites and provide online advertising services. In June 2005, we established Baidu China, a wholly owned subsidiary in Shanghai, China, to manage our business and operations in the southern part of China. In April 2006, we established Baidu Times, a wholly owned subsidiary in Beijing, China. In June 2006, we assisted in establishing Beijing Perusal, a limited liability company in Beijing, China, which is our consolidated affiliated entity. In December 2006, we set up Baidu Inc., a wholly owned subsidiary in Tokyo, Japan. We have a British Virgin Islands intermediate holding company, Baidu Holdings Limited, which does not own any assets or conduct any operations other than the equity interests in our subsidiaries in China and Japan.

In August 2005, we completed the initial public offering of our ADSs, each of which representing one Class A ordinary share, and listed our ADSs on Nasdaq.

Our principal executive offices are located at 12/F, Ideal International Plaza, No. 58 West-North 4th Ring, Beijing 100080, People’s Republic of China. Our telephone number at this address is +86 (10) 8262-1188.

B. Business Overview

We are the leading Chinese language Internet search provider. Our search engine was the most frequently used search engine in China in 2006, according to a survey conducted by iResearch. Our Baidu.com website was the largest website in China and the seventh largest website globally, as measured by user traffic during the three-month period ended March 31, 2007, according to Alexa.com. We offer a Chinese language search platform, which consists of our websites and certain online application software, as well as Baidu Union, which is our network of third-party websites and software applications.

We primarily provide Chinese language Internet search services to enable users to find relevant information online, including web pages, news, images and multimedia files, through links provided on our websites.

We design and deliver our online marketing services to our P4P and tailored solutions customers based on their requirements. Our auction-based P4P services enable our customers to bid for priority placement of their links in keyword search results. We believe we were the first auction-based P4P service provider in China. Our online advertising services allow customers to use both query sensitive and non-query sensitive advertising services, including text links, graphical advertisements and other forms of online advertising. Our P4P customers are those who primarily use our auction-based P4P services, and our tailored solutions customers are those to whom we provide marketing solutions, which may consist of one or more forms of our online advertising services as well as P4P services. In the fourth quarter of 2006, we had over 108,000 active online marketing customers.

In December 2006, we announced our intention to enter the Japanese search market in 2007. We have registered the domain name www.baidu.jp and launched a limited Beta trial of our Japanese language search services in March 2007, which currently include web search and image search.

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

In addition to providing access to billions of indexed Chinese language web pages, we have integrated additional features into our web search that help users find information more easily. The Baidu web search includes the following features:

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

•

News, Knows, Postbar, Maps, Video, and Blog Information – displays results from other Baidu products including Baidu News, Baidu Knows, Baidu Postbar, Baidu Maps, Baidu Video Search and Baidu Blog Search; and

•

Weather, Train and Flight Schedules and Other Local Information – enables users to check weather, domestic train and flight schedules as well as schedules of international flights departing from or arriving in China.

Baidu Post Bar. Baidu Post Bar provides users with a query-based searchable community to exchange views and share knowledge and experiences. The community can be further expanded by users posting new topics that have not been covered in the community before. In Baidu Post Bar, users can search, read and browse Internet message boards and post messages to other members of the community. Baidu Post Bar covers a broad range of topics and interest areas, such as society, technology, sports, entertainment and fashion. Users also can access Baidu Post Bar using wireless application protocol, or WAP, -enabled mobile phones.

Baidu News. Baidu News provides links to an extensive selection of local, national and international news and presents news stories in a searchable format, typically within minutes of their publication on the web. Baidu News uses an automated process to display links to related headlines, which enables people to see many different viewpoints on the same story. Baidu News is typically updated every three to six minutes throughout the day. Users also can choose to have links of specific types of news articles (e.g., financial news) or news articles containing specific key words delivered to their email accounts. In December 2006, we obtained a license to provide Internet news services issued by the State Council News Office.

Baidu Knows. Baidu Knows provides users with a query-based searchable community to share knowledge and experience. Through Baidu Knows, registered members of Baidu Knows can post specific questions for other members to respond and also answer questions of other members. Any users of our websites can also search, read and browse questions and answers by registered members of Baidu Knows. Baidu Knows contains a board range of areas. Users also can access Baidu Knows through WAP-enabled mobile phones.

Baidu MP3 Search. Baidu MP3 Search provides algorithm-generated links to songs and other multimedia files provided by Internet content providers. The user can also sort Baidu MP3 Search links by various categories, including lists of top songs and artists, which are updated automatically, generally every week, based on the number of clicks.

Baidu Image Search. Baidu Image Search enables users to search millions of images on the Internet. Baidu Image Search offers advanced features, such as search by image size and by image file type. Image listings are organized by various categories which are updated automatically through algorithms.

Baidu Space. Baidu Space allows registered users to create personalized homepages in a query-based searchable community. Registered users can post their Web logs, or blogs, photo album and certain personal information on their homepages and establish their own communities of friends who are also registered users. Registered users also can set limit on the access to certain content on their homepages.

Baidu Encyclopedia. Baidu Encyclopedia is an evolving encyclopedia compiled by registered Internet users. Registered users can share their knowledge by adding new terms and new content in Baidu Encyclopedia. Any users of our Baidu.com website can also search, read and browse all terms and content contributed by registered users of Baidu Encyclopedia.

Other Search Products. We are continuously developing and introducing new products to make Baidu.com more attractive to our users. We currently offer a variety of online search products, including the following:

Baidu Movie and TV Search. Baidu Movie and TV Search provides both subscription and non-subscription based services which allow users to search movies and television programs by keywords or by various categories and provide links to an extensive collection of movies and television programs hosted on the websites of certain well-known PRC media companies. These media companies have represented to us that they have valid licenses to distribute the movies and television programs on their websites.

Baidu Search Ranking and Search Index. Baidu Search Ranking provides listings of top search terms based on daily search queries entered on Baidu.com. The listings are organized by categories and allow users to easily locate popular search terms on topics of interest. We recently launched a trial version of Baidu Search Index, which provides indexes in various categories calculated based on searches conducted using Baidu Web Search and searches conducted in Baidu News.

Baidu Web Directory. Baidu Web Directory enables users to browse and search through websites that have been organized into categories. We also operate Hao123.com, a popular Chinese web directory navigation site in China.

Baidu Map Search. Baidu Map Search enables users to search online maps of over 100 major cities in China. Users have the option to type search terms into a single search box to find a particular place or get driving directions and public transportation routes.

Baidu Yellow Page Search. We run a trial version of Baidu Yellow Page Search jointly developed with China Telecom. Baidu Yellow Page Search allows users to conduct online searches for local business information in specific localities in China. The information is derived from yellow page phone books published by China Telecom.

Baidu Ancient Chinese Literature Search. We introduced Baidu Ancient Chinese Literature Search, which allows users to search and peruse ancient Chinese masterpieces covering literature, history, religion, philosophy, arts and other essential components of the traditional Chinese culture within our online database. We have created the first online database of ancient Chinese literature in the world to serve and benefit users who appreciate the profound Chinese culture.

Baidu Government Information Search. Our Baidu Government Information Search allows users to search various regulations, rules, notices and other information announced by PRC government entities.

Baidu Postal Code Search. Our Baidu Postal Code Search enables our users to search postal codes in 354 cities in China.

Baidu Educational Website Search and University Search. Baidu Educational Website Search allows users to limit their searches to the websites of educational institutions. Baidu University Search allows users to search information on the websites of specific universities in China.

Baidu Legal Search. Baidu Legal Search, which was jointly developed by Chinalawinfo.com and us, enables users to search a database that contains national and local laws and regulations, cases, legal decisions and law dictionaries.

Baidu Frequently Used Information Search. Baidu Frequently Used Information Search enables users to quickly search certain frequently used information, e.g., weather, map, train and flight schedules, television schedules, stock prices, etc.

Baidu Local Search. Baidu Local Search allows users to limit their searches to specific provinces in China.

Baidu Mobile Search. Baidu Mobile Search enables users to access our search services using WAP-enabled mobile phones and personal digital assistants.

Baidu Blog Search. We launched Baidu Blog Search in December 2006, which allows users to confine their searches to Chinese language blogs on the Internet.

Baidu Search and Store. We launched a trial version of Baidu Search and Store in November 2006. Baidu Search and Store is a free online bookmarking service that allows registered users to bookmark, store and organize website links in an online space and conduct searches within the bookmarked websites.

Baidu Video Search. We launched a trial version of Baidu Video Search in February 2007. Baidu Video Search enables users to search for and access through hyperlinks of online video clips that are hosted on third parties’ websites.

Baidu Love. Baidu Love is a query-based searchable community where registered users can write and post messages to loved ones.

Other Products. We offer certain free, downloadable software tools, namely, Baidu Desktop Search, which enables users to search all files saved on their computer without launching a web browser, and Baidu Sobar, which, once installed, shows up on a computer’s tool bar and makes our search function readily available on every web page that a user browses. Through Baidu Anti-Virus, an online marketplace, we collaborate with major Chinese and international anti-virus software companies to offer our users the latest anti-virus software products and computer virus-related news.

Products and Services for Customers

We focus on providing customers with cost-effective and targeted marketing solutions. We generate revenues primarily from online marketing services.

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

Our P4P platform is an online marketplace that introduces Internet search users to customers who bid for priority placement in the search results. We engage third-party distributors to sell some of our online marketing services to end customers and offer discounts to distributors as consideration for their services. Prior to September 2006, links to customers’ websites were listed in descending order of customers’ bids, with the highest bidder appearing as the first search result. In September 2006, we implemented an intelligent ranking system, which takes into consideration the “quality factor” of a keyword in addition to the price bid on the keyword. The quality factor of a keyword is determined based on the relevance of a keyword and certain other factors. The relevance of a keyword is determined based on our analysis of past search and click-through results. Links to customers’ websites now are ranked according to a comprehensive ranking index, calculated based on both the quality factor of a keyword and the price bid on that keyword.

Our P4P online marketing customers may choose to set a daily limit on the amount spent and may also choose to target only users accessing our website from specified regions in China. In addition, they can see the competing bids on the same keywords. This transparent bidding process creates competition among customers.

We offer certain customers value-added consultative services that help to maximize their return on investment, or ROIs, including:

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

ProTheme. We offer ProTheme services to some of our Baidu Union members. Our services enable these Baidu Union members to display on their properties our customers’ promotional links that are relevant to the subject and content of such members’ properties. We generate revenues from our ProTheme services based on the number of clicks on our customers’ links and share the revenues with our Baidu Union members in accordance with pre-agreed terms.

Fixed Ranking. Our fixed ranking services allow our customers to display query sensitive text links at a designated location on our search results pages. Our customers pay us an amount based primarily on the location of their text links on our web pages.

Targetizement. Our Targetizement services enable our customers to reach their targeted Internet users by displaying their advertisements only when their targeted Internet users browse Baidu’s certain web pages. The customers pay us a fee based on the number of clicks on their advertisements.

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

Other Services

Prior to July 2006, our other services primarily included enterprise search software and related services to companies and government agencies in China. We developed, marketed and sold software that employed our search technology to search and manage information on our customers’ intranet and on the Internet. In July 2006, we decided to phase out the enterprise search software business as part of a strategic shift to focus on our core online marketing services.

We provided our search engine to selected Chinese Internet portals that offered search results to their own users without displaying our brand during the early stage of our development. We discontinued our portal search services in 2006.

Baidu Union

Our Baidu Union consists of a large number of third-party websites and software applications. Our Baidu Union members typically incorporate a Baidu search box or toolbar and match our sponsored links with the content on their properties. Their users can conduct search via the Baidu search box or toolbar and can click the sponsored links located on their properties. Our relationships with Baidu Union members allow them to provide high-quality and relevant search results to their users without the costs associated with building and maintaining advanced search capabilities in-house. In addition, our Baidu Union members can monetize their traffic and content through the revenue sharing arrangement with us, which is based on the number of click-throughs from their users. We intend to recruit additional Baidu Union members to further increase traffic to our Baidu.com website.

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

•

P4P Customers – Our P4P customers are those who primarily use our auction-based P4P services. They are generally SMEs with modest marketing budgets and, as a result, require cost-effective online marketing solutions to reach their potential customers. Our P4P platform allows them, directly or through our distributors, to easily manage their online marketing spending on a prepaid basis.

•

Tailored Solutions Customers – Our tailored solutions customers generally seek solutions to meet certain pre-determined performance metrics, such as number of click-throughs, duration of placement, number of converted users and number of telephone calls. They are generally medium and large enterprises with dedicated online marketing budgets. Depending on their objectives and desired end results, we design customized performance-based solutions comprising of P4P, fixed ranking and other query and non-query sensitive marketing services.

Sales and Distribution

We sell our online marketing services directly and through our distribution network. We have historically acquired our P4P customers primarily through our nationwide network of distributors and, to a lesser extent, through our direct sales force. In early 2005, we started to establish direct sales offices in a number of major cities in China. Currently we have direct sales presence in Shanghai, Beijing and Guangdong Province.

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

We offer our tailored marketing solutions to medium and large corporate customers primarily through our direct sales force. We have local sales staff in Beijing, Shanghai and Guangzhou, covering the largest regional markets for our online advertising services.

Marketing

Historically, our user base grew primarily through word-of-mouth. We focus on continuously improving the quality of our products and services as we believe satisfied users and customers are more likely to recommend our products and services to others. Through these efforts and the increased use of the Internet in China, we have built our brand with modest marketing expenditures.

Our initial public offering in 2005 has significantly enhanced our brand recognition. In addition, we have implemented a number of marketing initiatives designed to promote our brand awareness among potential users and customers. We have also conducted cross-marketing activities with a number of leading consumer brands.

In addition, with the assistance from our distributors, we conduct localized marketing activities tailored to potential customers in various regions. We also organize and sponsor seminars and discussion forums targeted at existing and potential customers.

Strategic Relationships

In 2006 and early 2007, we entered into several strategic relationships to further expand our user base and cooperate with more leading global companies.

In July 2006, we entered into an agreement with HP, whereby all HP Pavilion and HP Presario series computers sold within mainland China for a year from October 2006 would have our search engine installed. Users of these computers will be able to use our search engine directly through the embedded IE browser homepage or address search, without having to navigate to the Baidu.com website. In addition, they will also be able to access the Baidu.com homepage simply by pressing a shortcut key.

In November 2006, we entered into an agreement with eBay Eachnet for enhanced cooperation in several areas. We agreed to promote PayPal Beibao, PayPal’s service in China, as our preferred online payment service provider. In return, we have become the exclusive provider of text-based advertising on eBay EachNet. Additionally, we and eBay EachNet will develop a co-branded toolbar that will make it easier for users to take advantage of both companies’ offerings.

In December 2006, we established a strategic alliance with Microsoft on paid search services. Under this alliance, Microsoft will display our paid search listings on the search result pages of certain Microsoft websites, including MSN, Windows Live and other related websites in China.

In December 2006, we entered into an agreement with EMI Music to launch the advertising-supported online music streaming service in China. Under this agreement, we make EMI’s Chinese songs available for streaming at no charge to our users in our music search channel. We also set up an “EMI Music Zone” in our music search channel for the entire Chinese repertoire of EMI Music’ Typhoon Music unit, which include recordings from some well-known artists in Greater China. While listening to the music in the EMI Music Zone for free, our users will be exposed to Internet advertising, and we will share the advertising revenue with EMI Music.

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

U.S.-based Internet Search Providers. U.S.-based Internet search providers, such as Google and Yahoo! have a strong global presence, well-established brand names, more users and customers and significantly greater financial resources than we do. The PRC government regulates the Internet industry extensively, including foreign investment and license and permit requirements. We may face more intense competition from our U.S.-based competitors as the regulatory environment in China evolves, online payment systems and Internet infrastructure in China mature, and our U.S.-based competitors increase their business activities in China.

Chinese Internet Companies. Chinese Internet portals such as Sina, Sohu, Netease and Tencent offer a broad range of online services, including news, wireless value-added services, email, online shopping, blogs, chat rooms and community networks. Sina has its own search engine, “iAsk.” Each of our Chinese Internet portal competitors has generated significant traffic, a loyal user base and a large and broad customer base. These portals have widely recognized brand names in China and some have greater financial resources than we do. We compete with these portals primarily for user traffic and online advertising. We also face growing competition from other Internet search service providers such as Sougou, Yisou, Sousou, Zhongsou and Youdao. In addition, we compete with B2B service providers such as Alibaba.

Other Advertising Media. Other advertising media, such as newspapers, yellow pages, magazines, billboards and other forms of outdoor media, television and radio, compete for a share of our customers’ marketing budgets. Large enterprises currently spend a relatively small percentage of their marketing budgets on online marketing as compared to the percentage they spend on other advertising media.

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

P4P Technology

Our P4P platform serves millions of relevant, targeted sponsored links each day based on search terms users enter or content they view on the web page. Our key P4P technology includes:

P4P Auction System. We use a web-based auction system to enable customers to bid for positions and automatically deliver relevant, targeted promotional links on Baidu’s properties and Baidu Union members’ properties. The system starts by screening the relevance between the sponsored links and a particular query. Prior to September 2006, the system automatically determined the ranking of the sponsored links based on the amounts the bidders were willing to pay. In September 2006, we implemented an intelligent ranking system, which takes into consideration the quality factor of a keyword in addition to the price bid on the keyword. The quality factor of a keyword is determined based on the relevance of the keyword and certain other factors. The relevance of a keyword is determined based on the analysis of past search and click-through results. Links to customers’ websites now are ranked according to a comprehensive ranking index, calculated based on both the quality factor of a keyword and the price bid or that keyword. In June 2006, we introduced a dynamic mechanism for the determination of the minimum bidding price for each keyword to replace the previous system, which assigned the same fixed minimum bidding price for every keyword. For determination of cost per click, or CPC, the system allows customers to set fixed CPCs or choose an automatic price reducing mechanism which automatically lowers the CPC to the minimum needed to maintain the desired position.

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

Branded Advertising Technology

Targetizement Technology. Our Targetizement technology matches our customers’ advertisements with their targeted Internet users. Our automatic algorithm can analyze a user’s interests based on his or her past search experience and display advertisements that the user may be interested in viewing.

Large-Scale Systems Technology

We currently use a combination of off-the-shelf and custom software running on clusters of low-cost computers. Our investment in our large-scale system infrastructure has several key benefits: simplification of the storage and processing of large amounts of data, facilitation of the deployment and operation of large-scale products and services, and automation of much of the administration of large-scale clusters of computers. Moreover, this large infrastructure is easily scalable to increases in traffic and dataset volume.

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

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We have two issued patents in China and intend to apply for more patents to protect our core technologies. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. “ ” and “ ” are registered trademarks in China. We have applied to register additional trademarks and logos with the Trademark Office of the SAIC in China. We have registered our domain names, including Baidu.com, with register.com, Baidu.jp with humeia.co.jp and Baidu.cn, Baidu.com.cn and hao123.com and certain other websites with China National Network Information Center, or CNNIC.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risks to us. See “Item 3D. Key Information—Risk Factors—Risks Related to Our Business—We may face intellectual property infringement claims and other related claims, particularly in light of the Grokster decision, that could be time-consuming and costly to defend and may result in our inability to continue providing certain of our existing services” and “—We may be subject to patent infringement claims with respect to our P4P platform.”

Regulation

The PRC government extensively regulates the telecommunications industry, including the Internet sector. The State Council, the MII and other relevant government authorities have promulgated an extensive regulatory scheme governing Internet-related services. This section summarizes the principal PRC laws and regulations relating to our business.

In the opinion of Hawkhigh Law Firm, our PRC legal counsel: (1) the ownership structure of our company, Baidu Online, Baidu China, Baidu Times, Baidu Netcom and Beijing Perusal complies with current PRC laws and regulations; (2) our contractual arrangements with Baidu Netcom, Beijing Perusal and their shareholders are valid and binding on all parties to these arrangements and do not violate existing PRC laws or regulations; and (3) subject to the completion of the transfers of certain trademarks from Baidu.com, Inc. or Baidu Online to Baidu Netcom, the business operations of our company, Baidu Online, Baidu China, Baidu Times, Baidu Netcom and Beijing Perusal comply with current PRC laws and regulations.

China’s Internet industry and online advertising market are at an early stage of development. There are substantial uncertainties regarding the interpretation and application of existing or proposed PRC laws and regulations. We cannot assure you that the PRC regulatory authorities would find that our corporate structure and our business operations comply with PRC laws and regulations. If the PRC government finds us to be in violation of PRC laws and regulations, we may be required to pay fines and penalties, obtain certain licenses or permits and change, suspend or discontinue our business operations until we comply with applicable PRC laws and regulations.

Regulations on Value-Added Telecommunications Services and Internet Content Services

In September 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Internet content services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MII or its provincial level counterparts.

In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC. In November 2000, the MII promulgated the Internet Electronic Messaging Service Administrative Measures, or the BBS Measures. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. The BBS Measures require ICP operators to obtain specific approvals before providing BBS services.

In December 2001, the MII promulgated the Administrative Measures for Telecommunications Business Operating Licenses, or the Telecom License Measures. The Telecom License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an ICP operator providing the same services in one province is required to obtain a local license.

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

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

To comply with China’s commitments for its entry into the World Trade Organization, or WTO, the State Council promulgated the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, in December 2001. The FITE Provisions set forth detailed requirements for capitalization, investor qualifications and application and approval procedures in connection with the establishment of a foreign invested telecommunications enterprise. Under the FITE Provisions, the ultimate foreign equity ownership in a value-added telecommunications services provider must not exceed 50%. Pursuant to the latest Industry Guidance Catalogue for Foreign Investment, or Guidance Catalogue, jointly issued by the National Development and Reform Commission and the MOC on November 30, 2004 and effective as of January 1, 2005, foreign investors may own up to 50% of the equity interest in a company that operates a value-added telecommunications business listed in China’s WTO commitments, including ICP services. However, for a foreign investor to acquire any equity interest (up to 50% as permitted under Guidance Catalogue) in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating track record and experience in operating value-added telecommunication business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from the MII and the MOC or their authorized local counterparts, which retain considerable discretion in granting approvals. Based on the publicly available information, the PRC government has issued an ICP license to only a limited number of companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. We believe that it would be impracticable for us to acquire any equity interest in Baidu Netcom or Beijing Perusal without diverting management attention and resources. In addition, we believe that our contractual arrangements with Baidu Netcom, Beijing Perusal and their owners provide us with sufficient and effective control over Baidu Netcom and Beijing Perusal. Accordingly, we currently do not plan to acquire any equity interest of Baidu Netcom or Beijing Perusal.

In July 2006, the MII issued the Notice of the MII on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, or the July 2006 Notice. The July 2006 Notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to the July 2006 Notice, either the holder of a value-added telecommunication service license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The July 2006 Notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license.

In October 2006, the Telecommunication Management Bureau of the MII issued a notice reiterating its requirements as described in the July 2006 Notice. In particular, this notice requires MII local authorities in charge of value-added telecommunications services to ensure that existing ICP license holders conduct a self-assessment of their compliance with the July 2006 Notice and submit status reports to the MII before November 1, 2006. This notice further requires that any ICP license holder which has identified any non-compliance with the July 2006 Notice during its self-assessment must report its self-correction plan to the Telecommunication Management Bureau of the MII before November 20, 2006.

To comply with these PRC regulations, we operate our websites through Baidu Netcom and Beijing Perusal, our PRC affiliated entities. Each of Baidu Netcom and Beijing Perusal is wholly owned by two PRC citizens designated by our company. In addition, to comply with the July 2006 Notice, we have transferred certain domain names and are in the process of transferring certain trademarks used in our business from Baidu.com, Inc. or Baidu Online to Baidu Netcom. Baidu Netcom and Beijing Perusal hold the licenses and permits necessary to operate our business in China.

On August 8, 2006, six PRC regulatory agencies, namely, the MOC, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the SAIC, the China Securities Regulatory Commission and SAFE, jointly adopted the Regulations on the Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Merger Regulation, which became effective on September 8, 2006. Among other things, the Merger Regulation established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

Regulations on News Display

Displaying news on a website and disseminating news through the Internet are highly regulated in the PRC. In November 2000, the State Council News Office and the MII promulgated the Provisional Measures for Administrating Internet Websites Carrying on the News Displaying Business. These measures require an ICP operator (other than a government authorized news unit) to obtain State Council News Office approval to post news on its website or disseminate news through the Internet. Furthermore, the disseminated news must come from government-approved sources pursuant to contracts between the ICP operator and these sources, copies of which must be filed with the relevant government authorities.

On September 25, 2005, the State Council News Office and the MII jointly issued the Provisions on the Administration of Internet News Information Services, requiring Internet news information service organizations to provide services as approved by the State Council News Office, subject to annual inspection under the new provisions. These Provisions also provide that no Internet news information service organizations may take the form of a foreign invested enterprise, whether a joint venture or a wholly foreign owned enterprise and no cooperation between Internet news information service organizations and foreign invested enterprise is allowed prior to the security evaluation by the State Council News Office.

In December 2006, Baidu Netcom obtained the Internet news license, which permits it to publish Internet news pursuant to the relevant PRC laws and regulations. The Internet news license is subject to annual inspection by relevant government authorities.

Regulation on Internet Culture Activities

On May 10, 2003, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures. The Internet Culture Measures require ICP operators engaging in “Internet culture activities” to obtain a permit from the Ministry of Culture. The term “Internet culture activities” includes, among other things, online dissemination of Internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet cultural products. The Internet Culture Measures do not state whether the measures apply to Internet search services that provide links to Internet cultural products, such as online audio-video products offered by other parties’ websites. According to our PRC legal counsel, Internet search services that provide links to other parties’ websites do not currently constitute engaging in Internet culture activities under the Internet Culture Measures. Baidu Netcom was granted an Internet culture permit in April 2007.

On March 24, 2006, the Ministry of Culture promulgated the Cultural Market Administrative and Regulatory Measures, or the Cultural Market Measures. The Cultural Market Measures provided detailed rules for local cultural administrative authorities to regulate, among other things, Internet cultural operational activities.

On November 20, 2006, the Ministry of Culture issued Several Suggestions of the Ministry of Culture on the Development and Administration of the Internet Music, or the Suggestions, which became effective on November 20, 2006. The Suggestions require the Internet service provider to obtain the Internet culture permit to carry on any business of Internet music products. Foreign investors are prohibited from engaging in the Internet culture business operation.

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

On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China, or the Decisions. The Decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio-video broadcasting business or website news business by non-state-owned companies. The Decisions authorize the Ministry of Culture, the State Administration of Radio, Film and Television and the General Administration of Press and Publication to adopt detailed implementation rules according to the Decisions. As we provide algorithm-generated links to third-party websites, we do not believe the Decisions would have direct adverse impact on our business and operations.

Regulations on Advertisements

The PRC government regulates online advertising, principally through the SAIC. Under the Rules for Administration of Foreign Invested Advertising Enterprise, promulgated by the SAIC and the MOC on March 2, 2004, and the Guidance Catalogue, foreign investors were permitted to own up to 70% of the equity interest, individually or collectively, in a PRC advertising company. After December 10, 2005, there has been no limit on the percentage of foreign equity ownership.

On July 19, 2004, the SAIC promulgated the Notice on Registration Issues for Enterprises Specialized in Advertising Business, permitting an enterprise specialized in advertising business as specified in its business scope to operate advertising business without an advertising operation license. For ICP operators that publish advertisement on the Internet, the SAIC or its local counterpart no longer issues Advertising Operation License. Instead, the ICP operators may apply for expansion of their business scope to cover online advertisement on their websites.

On November 30, 2004, the SAIC issued the Administrative Regulations for Advertising Licenses and Implementation Rules for the Administrative Regulations for Advertising, both taking effect as of January 1, 2005, granting a general exemption to enterprises

(other than radio stations, television stations, newspapers and magazines, non-corporate entities and other entities specified in laws or administrative regulations) from the previous requirement to obtain an advertising operation license. We conduct our online advertising business through Baidu Netcom and Beijing Perusal, each of which holds a business license that includes online advertising in its business scope.

On November 28, 2005, the National Development and Reform Commission and the SAIC jointly promulgated the Regulation on Marked Prices of Advertising Services, which requires all advertising service providers to make public their charges.

Regulation on Software Products

On October 27, 2000, the MII issued the Administrative Measures on Software Products, or the Software Measures, to strengthen the regulation of software products and to encourage the development of the PRC software industry. Under the Software Measures, a software developer must have all software products imported into or sold in the PRC tested by a testing organization approved by the MII. The software products must be registered with the MII or with its provincial branch. The sale of unregistered software products in the PRC is forbidden. Software products can be registered for five years, and the registration is renewable upon expiration.

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

Copyright. The National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

To address copyright issues relating to the Internet, the PRC Supreme People’s Court on November 22, 2000 issued the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes Over Internet Copyright, or the Interpretations, which were subsequently amended on December 23, 2003 and November 20, 2006. The Interpretations establish joint liability for ICP operators if they knowingly participate in, assist in or incite infringing activities or fail to remove infringing content from their websites after receiving notice from the rights holder. In addition, any act intended to bypass circumvention technologies designed to protect copyrights constitutes copyright infringement. Upon request, the ICP operators must provide the rights holder with registration information of the alleged violator, provided that such rights holder has produced relevant identification, copyright certificate and evidence of infringement. An ICP operator is exempted from any liabilities as long as it removes the alleged infringing content after receiving the rights holder’s notice accompanied with proper evidence.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the PRC National Copyright Administration and the MII jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 30, 2005. This measure became effective on May 30, 2005.

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

On May 18, 2006, the State Council promulgated the Protection of the Right of Communication through Information Network, which became effective on July 1, 2006. Under this regulation, an Internet service provider may be exempted from liabilities for providing links to infringing or illegal content if it does not know that such content is infringing upon other parties’ rights or is illegal. However, if the legitimate owner of the content notifies the Internet service provider and requests removal of the links to the infringing content, the Internet service provider would be deemed to have constructive knowledge upon receipt of such notification but would be exempted from liabilities if it removes or disconnects the links to the infringing content at the request of the legitimate owner. At the request of the alleged violator, the Internet service provider should immediately restore links to content previously disconnected upon receipt of initial non-infringing evidence.

We do not host MP3 music files, movies, television programs and other multimedia content on our servers. We provide algorithm-generated links to MP3 music files and provide index to movies, television programs and other multimedia content located on other parties’ websites in response to our users’ search queries. We have adopted measures to mitigate copyright infringement risks. For example, our policy is to remove links to web pages if we know these web pages contain materials that infringe third-party rights or if we are notified by the legitimate copyright holder of the infringement with proper evidence.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001, protects registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. We have registered “ ” and “ ” with the Trademark Office. We have also applied to register additional trademarks and logos with the Trademark Office.

In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, the MII promulgated the Measures for Administration of Domain Names for the Chinese Internet, or Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, CNNIC issued the Measures on Domain Name Disputes Resolution and its implementing rules, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered our domain names Baidu.cn and Baidu.com.cn with CNNIC.

Regulation on Information Security

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

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, Internet companies in China with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

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

As Baidu Netcom and Beijing Perusal are ICP operators, they are subject to the regulations relating to information security. They have taken measures to comply with such regulations. They are registered with the relevant government authority in accordance with the mandatory registration requirement. Baidu Netcom’s policy is to remove links to web pages which to its knowledge contain information that would be in violation of PRC laws or regulations. In addition, we monitor our websites to ensure our compliance with such laws and regulations.

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

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular No. 75, issued on October 21, 2005, (i) a PRC resident, including a PRC resident natural person or a PRC company, is required to register with the local branch of SAFE before it establishes or controls an overseas SPV, or SPV, for the purpose of overseas equity financing (including convertible debt financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident shall register his or her interest in the SPV and the change thereof with the local branch of SAFE; and (iii) when the SPV undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident must, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

Under Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.

On December 25, 2006, the People’s Bank of China promulgated the “Measures for the Administration of Individual Foreign Exchange”, and on January 5, 2007 SAFE further promulgated the implementation rules on those measures. Both became effective on February 1, 2007. According to the implementation rules, if individuals in the PRC participate in any employee stock ownership plan or stock option plan of an overseas listed company, those individuals must apply as a group through the company or a domestic agency to SAFE or the appropriate local branch for approval for any foreign exchange-related transactions concerning that plan.

Regulations on Properties

On March 16, 2007, the National People’s Congress has enacted the Property Law of the People’s Republic of China, or the Property Law, which will become effective on October 1, 2007. The Property Law encourages the protection of the development of non-state-owned economy and sets forth the principles of equally protecting the legal property rights of collectives and individuals. Under the Property Law, a construction land user may obtain such land use right through transfer or allocation and is entitled to all of the property rights with respect to the buildings and its accessory facilities on such land.

Regulations on Taxation

For a discussion of applicable PRC tax regulations, see “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Taxation.”

C. Organizational Structure

The following table sets out the details of our subsidiaries:

Name	Country of Incorporation	Ownership Interest
Baidu Online Network Technology (Beijing) Co. Ltd.	China	100% indirect

Baidu (China) Co., Ltd.	China	100% indirect

Baidu.com Times Technology (Beijing) Co., Ltd.	China	100% indirect

Baidu Inc.	Japan	100% indirect

Baidu Holdings Limited	British Virgin Islands	100% direct

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

In June 2006, we assisted in establishing Beijing Perusal which is directly owned by two individuals designated by our company. We extended an interest-free loan in an aggregate amount of RMB1.0 million to the shareholders of Beijing Perusal solely in connection with the initial capitalization of Beijing Perusal. We entered into a series of agreement with Beijing Perusal and its shareholders in order to substantially control Beijing Perusal. Beijing Perusal became our consolidated affiliated entity as a result of these contractual arrangements, which are substantially similar to our contractual arrangements with Baidu Netcom and its shareholders. Beijing Perusal holds the necessary permits to conduct online advertising services in China.

In the opinion of Hawkhigh Law Firm, our PRC legal counsel: (1) the ownership structure of our company, Baidu Online, Baidu China, Baidu Times, Baidu Netcom and Beijing Perusal complies with current PRC laws and regulations; (2) our contractual arrangements with Baidu Netcom, Beijing Perusal and their shareholders are valid and binding on all parties to these arrangements and do not violate existing PRC laws or regulations; and (3) subject to the completion of the transfers of certain trademarks from Baidu.com, Inc. or Baidu Online to Baidu Netcom, the business operations of our company, Baidu Online, Baidu China, Baidu Times, Baidu Netcom and Beijing Perusal comply with current PRC laws and regulations.

D. Property, Plant and Equipment

Our principal executive offices are located on premises comprising approximately 11,600 square meters in Beijing, China. We have regional offices in Shanghai, Guangzhou, Dongguan, Fuoshan and Zhongshan. In December 2006, we established an office in Tokyo, Japan. We lease our premises from unrelated third parties. Our servers in China are hosted at the Internet data centers of China Telecom and China Netcom in Beijing, Tianjin and Shenzhen. In March 2007, we established servers at an Internet data center of Asia Network Company in Tokyo, Japan.

In late 2005, we made an initial payment for the land use right in Beijing to build our new corporate headquarters with total floor area of approximately 44,000 square meters. The floor area was increased to 59,000 square meters in 2006. In anticipation of the continuing growth trend, we plan to build a new information and technology center on the premises and move our principal executive offices, information and technology center, online marketing services center and administrative and support facilities to the new premises. We are awaiting necessary governmental approvals for the proposed development and use of the land.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3D. Key Information—Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

The major factors affecting our results of operations and financial condition are discussed below.

Revenue Composition

We derive revenues primarily from two sources:

•	online marketing services, which accounted for 91.0%, 96.3% and 98.9% of our total revenues in 2004, 2005 and 2006,

respectively; and

•	other services, which accounted for 9.0%, 3.7% and 1.1% of our total revenues in 2004, 2005 and 2006, respectively.

Online Marketing Services. We provide online marketing services to our P4P customers and tailored solutions customers. We generated approximately 98.9% of our total revenues in 2006 from online marketing services, a substantial majority of which was derived from our P4P services.

Our P4P platform is an online marketplace that introduces Internet search users to customers who bid or pay a fixed fee based on click-throughs for priority placement of their links in the search results. We recognize P4P revenues when a user clicks on a customer’s link in the search results, based on the amount that the customer has agreed to pay for each click-through or, in some cases, other pre-determined performance measures.

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

Our P4P services revenues have primarily been driven by the increase in the number of page views, the increase in the number of P4P customers, and by our success in optimizing the display of sponsored links. We believe that an increase in the number of active P4P customers generally leads to an increase in the number of sponsored links and a higher average price per click-through for selected keywords. Our P4P customer growth has primarily been driven by the adoption of our P4P services by SMEs and, to a lesser extent, large enterprises. Our online advertising services have historically been driven by the general increase in our customers’ online marketing budgets. Most of our tailored solutions customers are medium and large enterprises. We expect the number of our online marketing customers to grow and, as a result, our customer mix may change; however, we expect our online marketing customer base to remain diverse for the foreseeable future. Our online marketing customers are increasingly seeking marketing solutions with measurable results in order to maximize their ROI. To meet our customers’ needs, we will continue to evaluate the effectiveness of our various products and services and adjust the mix of our service offerings to optimize our customers’ ROI. We expect that we will continue to earn a substantial majority of our revenues from our online marketing services. As a result, we plan to continue focusing most of our resources on expanding our online marketing services.

Other Services. Prior to July 2006, our other services primarily included enterprise search software and related services. We were subject to a PRC value added tax, or VAT, on sales of our enterprise search software, and were eligible to receive rebates for a portion of the VAT paid by us pursuant to applicable PRC tax regulations. We recorded revenues from our enterprise search software and related services net of the VAT payable by us but included the amount of VAT rebates received or receivable from the PRC tax authorities. We decided to phase out our enterprise search software business in July 2006.

Revenue Collection

We collect payments for our P4P services both from our customers directly and through our distributors. We expanded our direct sales effort in several major cities in China, including Beijing, in 2006 and, as a result, an increasing portion of P4P payments is being collected through our direct sales. We require our P4P distributors or direct customers to pay a deposit before using our P4P services, to maintain a minimum balance in their accounts, and to replenish the accounts immediately or in some cases, within certain grace periods after their account balance falls below the designated amount. We deduct the amount due to us from the deposit paid by a distributor or a customer when a user clicks on the customer’s link in the search results.

We generally require payments from customers of our tailored solutions online-marketing services within 30 to 60 days of the provision of our services.

We generally require two installment payments from customers of our other services within 30 days of the signing of a contract and the delivery of our products or services, respectively.

As of December 31, 2006, we had accounts receivable of RMB23.1 million (US$3.0 million), net of provisions, mainly due from customers of our online advertising services.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, selling, general and administrative expenses, and research and development expenses. Share-based compensation expenses are allocated among the above three categories of operating costs and expenses, based on the nature of the work of the employees who have received share-based compensation. Our total operating costs and expenses have declined as a percentage of our total revenues from 2004 to 2006 largely due to economies of scale and the revenue growth we have achieved.

Cost of Revenues

The following table sets forth the components of our cost of revenues both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
(in thousands, except percentages)	2004		2005		2006
	RMB	%	RMB	%	RMB	US$	%
Total revenues	117,451	100.0	319,215	100.0	837,838	107,359	100.0

Cost of revenues:
Business tax and surcharges	(6,542)	5.6	(20,770)	6.5	(51,833)	(6,642)	6.2
Traffic acquisition costs	(10,901)	9.3	(21,212)	6.6	(75,180)	(9,633)	9.0
Bandwidth costs	(8,475)	7.2	(21,274)	6.7	(40,005)	(5,126)	4.8
Depreciation of servers and other equipment	(7,072)	6.0	(25,259)	7.9	(51,574)	(6,609)	6.1
Operational expenses	(6,537)	5.6	(14,912)	4.7	(25,481)	(3,265)	3.0
Share-based compensation expenses	(1,665)	1.4	(974)	0.3	(1,416)	(181)	0.2

Total cost of revenues	(41,192)	35.1	(104,401)	32.7	(245,489)	(31,456)	29.3

Traffic Acquisition Costs. Traffic acquisition costs represent the portion of our online marketing revenues that we share with our Baidu Union members. We typically pay a Baidu Union member, based on a pre-agreed arrangement, a portion of the online marketing revenues generated from click-throughs by users of that member’s properties. We expect our traffic acquisition costs to increase as we further expand our Baidu Union network.

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

	For the Year Ended December 31,
(in thousands, except percentages)	2004		2005		2006
	RMB	%	RMB	%	RMB	US$	%
Total revenues	117,451	100.0	319,215	100.0	837,838	107,359	100.0

Cost of revenues	(41,192)	35.1	(104,401)	32.7	(245,489)	(31,456)	29.3
Selling, general and administrative	(50,724)	43.2	(134,771)	42.3	(250,240)	(32,065)	29.9
Selling and marketing	(26,401)	22.5	(76,173)	23.9	(149,856)	(19,202)	17.9
General and administrative	(24,323)	20.7	(58,598)	18.4	(100,384)	(12,863)	12.0
Research and development	(14,531)	12.4	(44,200)	13.8	(79,231)	(10,153)	9.4

Total costs and operating expenses	(106,447)	90.7	(283,372)	88.8	(574,960)	(73,674)	68.6

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

Research and Development Expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel. We expense research and development costs as they are incurred, except for capitalized software development costs that fulfill the capitalization criteria under SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” We anticipate that research and development expenses will increase as we hire additional research and development personnel to further enhance our technology platform and meet the expected growth of our operations.

Share-based Compensation Expenses

Effective from January 1, 2006, we have adopted Statement of Financial Accounting Standards 123 ( revised 2004 ), Share-Based Payment, or SFAS 123R, using the modified prospective transition approach. Prior to January 1, 2006, we accounted for share-based compensation arrangements with employees in accordance with the provisions of Accounting Principles Board Opinion No. 25,

Accounting for Stock Issued to Employees, or APB 25, and related interpretations thereof. Pursuant to SFAS 123R, we recognized share-based compensation over the requisite service periods for any share-based awards granted after December 31, 2005 based on the fair values of all share-based awards on the dates of grant. We continue to account for share options that were granted prior to the initial public filing of our registration statement on Form F-1 with the SEC on July 12, 2005 but that remained unvested at December 31, 2005 under APB 25. For share-based awards granted after the initial public filing of our registration statement on Form F-1 but prior to January 1, 2006, the compensation cost related to the unvested portion is recognized based on the fair value of those awards on their respective date of grant. Such costs are recognized upon the adoption of SFAS 123R on January 1, 2006. For a detailed description, see “Item 8B. Significant Changes.”

In addition to options, we started to use restricted shares as another type of share-based awards to employees in 2006. As of December 31, 2006, there was RMB6.2 million (US$0.8 million) unrecognized share-based compensation cost related to restricted shares. That deferred cost is expected to be recognized over a weighted-average vesting period of 1.25 years. To the extent the actual forfeiture rate is different from our original estimate, actual share-based compensation cost related to these awards may be different from our expectation.

We also granted options to consultants and accounted for such options under the fair value method. We amortize share-based compensation expenses over the vesting periods of the related options, which are generally four years long.

The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended December 31,
(in thousand)	2004		2005		2006
	RMB	%	RMB	%	RMB	US$	%
Allocation of Share-based Compensation Expenses
Cost of revenues	1,665	10.1	974	2.9	1,416	181	2.9
Selling, general and administrative	11,720	71.0	22,804	67.9	32,970	4,225	68.3
Research and development	3,125	18.9	9,793	29.2	13,894	1,780	28.8

Total share-based compensation expenses	16,510	100.0	33,571	100.0	48,280	6,186	100.0

Taxation

Because we, our subsidiaries and affiliated entities are incorporated in different jurisdictions, we file separate income tax returns.

Under the current laws of the Cayman Islands and the British Virgin Islands, we and Baidu Holdings Limited are not subject to income or capital gains tax. Additionally, dividend payments made by any of these companies are not subject to withholding tax in those jurisdictions.

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC GAAP and PRC tax laws and regulations. In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the FIE Income Tax Law, foreign invested enterprises, or FIEs, established in the PRC are generally subject to an enterprise income tax rate of 33%. The FIE Income Tax Law also provides certain favorable tax treatments to an FIE that qualifies as a “new or high-technology enterprise” and is registered and operates in a specified high-tech zone in the PRC. PRC domestic companies are governed by the Provisional Regulations on Enterprise Income Tax Laws of the PRC and are also generally subject to an enterprise income tax rate of 33%.

China’s legislative body, the National People’s Congress, adopted the Unified Enterprise Income Tax Law on March 16, 2007. This new tax law will replace the existing separate income tax laws for domestic enterprises and foreign-invested enterprises and become effective on January 1, 2008. Under the new tax law, a unified income tax rate is set at 25% for both domestic enterprises and foreign-invested enterprises. Certain high-technology enterprises requiring state support, however, will continue to be entitled to a 15% tax rate. Furthermore, this new tax law may eliminate the current exemption of enterprise income tax on dividend derived by foreign investors from FIEs and may impose on FIEs an obligation to withhold tax on dividend distributed by such FIEs. In addition, the new tax law specifies certain special adjustments to taxation. In particular, an enterprise must submit its annual tax return together with an annual statement on transactions with its affiliated parties to the tax authorities. The tax authorities may make reasonable adjustments on taxation if they have identified any affiliated transactions that are inconsistent with arms-length principles.

Baidu Online, an FIE that is registered and operates in Beijing Zhongguancun Science Park, has been qualified as a “new or high-technology enterprise.” It is thus entitled to a preferential enterprise income tax rate of 15% currently. In 2006, Baidu Online obtained the certificate of an “advanced technology enterprise” from the Beijing Municipal Bureau of Commerce, which qualified Baidu Online for a 10% enterprise income tax rate from 2006 to 2008. Similarly, Baidu Times, which is also a certified foreign-invested “new or high-technology enterprise” located in Beijing Zhongguancun Science Park, is entitled to a three-year exemption from enterprise income tax from 2006 to 2008 and a 7.5% enterprise income tax rate for another three years from 2009 to 2011, followed by a 15% tax rate so long as it continues to qualify as a “new or high-technology enterprise.”

Baidu China is registered in Shanghai Pudong New Zone and thus currently is subject to a 15% enterprise income tax rate. Moreover, Baidu China has been granted the “software enterprise” status by the Shanghai Municipal Information Commission in 2006 and thus is entitled to a full exemption from enterprise income tax from 2006 to 2007 and a 50% tax reduction from 2008 to 2010.

Baidu Online’s status as an “advanced technology enterprise” is not required to be re-assessed. Baidu Times’ status as “new or high-technology enterprise” is re-assessed every other year. Baidu China’s status as a “software enterprise” is re-assessed every year. The PRC central or provincial government in the future could determine to eliminate or reduce any of the preferential tax treatments we currently are entitled to. If any of such preferential tax treatments were eliminated or reduced by any new tax law or regulation at any time, our consolidated effective tax rate would increase as a result.

If Baidu Online, Baidu Times or Baidu China no longer qualifies for the preferential tax treatment, we will consider available options under applicable law that would enable us to qualify for further preferential tax treatment. To the extent we are unable to offset the impact of the expiration of Baidu Online’s, Baidu Times’ or Baidu China’s preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, the expiration of their preferential tax treatment will cause our effective tax rate to increase. The amount of income tax payable by our PRC subsidiaries in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the subsidiaries. Our effective tax rate depends partially on the extent of the relative contribution of each of our subsidiaries to our consolidated taxable income.

In 2005 and 2006, our consolidated effective tax rate was 3.9% and 4.0%, respectively.

If P4P were classified as a form of advertising in the future, we may have to conduct our P4P business through Baidu Netcom in order to comply with PRC laws and regulations that limit foreign ownership of advertising companies. As a result, our consolidated effective tax rate would increase, as Baidu Netcom is subject to a 33% statutory enterprise income tax rate as of the date of this annual report and will be subject to a 25% statutory enterprise income tax rate starting from January 1, 2008.

As a result of our holding company structure, we rely entirely on dividend payments from our subsidiaries in China. According to the new tax law, we may be subject to a withholding tax for total dividends derived from our subsidiaries in China.

PRC Business Tax

Revenues from services provided by Baidu Online, Baidu China, Baidu Times, Baidu Netcom and Beijing Perusal are subject to a 5% PRC business tax. We pay business tax on the revenues generated from our online marketing services and other taxable services.

PRC VAT

Other than providing online marketing services, Baidu Online sold proprietary software before July 2006, which was subject to PRC VAT at a rate of 17% of sales price. Baidu Online obtained an approval from the relevant tax authority to receive VAT refund at a rate of 14% of sales price from May 2001 to April 2006 and obtained a renewed approval in June 2006. Accordingly, the effective VAT rate on software sales was 3% during the period. In July 2006, we decided to phase out the enterprise search software business. When the phase-out of this business is completed, Baidu Online will no longer be subject to the VAT relating to software sales.

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

Revenue Recognition

We recognize revenues based on the following principles:

Online Marketing Services

(1) Auction-based P4P Services

Our auction-based P4P platform enables a customer to place its website link and related description on our search result list. The customers make bids to determine how much they are willing to pay for each click to their listings in the search results listed on our website. The amount of the customer’s bid will influence the ranking of the customer’s listing in the search results. The customer pays us only when a user clicks on one of its website links. Revenue is recognized when a user clicks on one of the customer-sponsored website links, there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by SEC Staff Accounting Bulletin No. 104, or SAB 104.

For certain P4P customers engaged through direct sales, we may provide certain value-added consultative services to help our customers better utilize its P4P online marketing system. Fees for such services are recognized as revenue on a pro-rata basis over the contracted service period.

(2) Other Performance-based Online Marketing Services

To the extent we provide online marketing services based on performance criteria other than click-throughs, such as the number of telephone calls brought to our customers, the number of users registered with our customers, or the minimum number of click-throughs, revenue is recognized when the specified performance criteria are met together with satisfaction of other applicable revenue recognition criteria as prescribed by SAB 104.

(3) Time-based Online Advertising Services

For time-based online advertising services such as text links, banners or other forms of graphical advertisements, we recognize revenue, in accordance with SAB 104, on a pro-rata basis over the contractual term commencing on the date the customer’s advertisement is displayed in a specified webpage. For certain time-based contractual arrangements, we may also provide certain performance guarantees, in which cases revenue is recognized at the later of the completion of the time commitment or performance guarantee.

(4) Online Marketing Services Involving Baidu Union

Baidu Union is the program through which we expand distribution of our customers’ sponsored links or advertisements by leveraging traffic of the Baidu Union members’ Internet properties. We make payments to Baidu Union members for acquisition of traffic. We recognize gross revenue for the amount of fees we receive from our customers. Payments made to Baidu Union members are included in cost of revenues as traffic acquisition costs.

(5) Barter Transactions

We may engage in barter transactions from time to time and adopted the provisions of Accounting Principles Board No. 29, Accounting for Nonmonetary Transactions. While nonmonetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, we recognize the transaction based on the carrying value of the product or services we provide. The amount of revenues recognized for barter transactions was insignificant for each of the periods presented.

In addition, we recognized revenues for barter transactions involving advertising in accordance with Emerging Issues Task Force, or EITF 99-17, Accounting for Advertising Barter Transactions. However, neither the amount recognized nor the volume of such transactions not qualified for income recognition was material.

(6) Other Revenue Recognition Related Policies

If a sales contract stipulates more than one of the services described in (1), (2) and (3), and the services are considered as multiple accounting units in accordance with EITF 00-21, Revenue Arrangements with Multiple Deliverables, the total revenue on such arrangements is allocated to the individual deliverables based on their relative fair values. If sufficient vendor-specific objective evidence of fair value does not exist for the allocation of revenue, the fee for the entire arrangement is recognized ratably over the term of the arrangement.

We engage third party distributors to deliver some of our online marketing services to end customers. In this context, we may provide cash incentives to distributors. The cash incentives are accounted for as a reduction of revenue in accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).

Cash received in advance from customers is recorded as customer deposits. The unused cash balances remaining in customers’ accounts are included as a liability of our company. Deferred revenue is recorded when the services are provided before obtaining persuasive evidence.

Other Services

We generate fees from the sale and license of our enterprise search products, which includes software and post-sale support. We recognize revenue in accordance with Statement of Position 97-2, Software Revenue Recognition, as amended. For transactions in which the elements are not sold separately, sufficient vendor-specific objective evidence of fair value does not exist for the allocation of revenue. As a result, commencing with the delivery of the hardware and software, the fee for the entire arrangement is recognized ratably over the term of the post-contract support arrangement.

Revenue is recognized net of VAT payable to, but includes the benefit of the rebate of VAT on sale of enterprise search software received or receivable from, the relevant PRC tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. Sales of products in the PRC are subject to a 17% VAT. Companies that fulfill certain criteria set by the relevant authorities are entitled to a refund of VAT equivalent to the excess over 3% of contracted amount paid in the month when output VAT (which is the amount of VAT a company collects for sale of its products) exceeds input VAT (which is the amount of VAT a company pays in connection with its purchases). Such VAT rebates are recorded on an accrual basis.

Cost of Revenues

Cost of revenues consists primarily of business taxes and surcharges, traffic acquisition costs, bandwidth costs, depreciation, payroll and related costs of operations.

We incur business taxes and surcharges in connection with the provision of online marketing services in China. Traffic acquisition costs represent the amounts paid or payable to Baidu Union members from which we generate revenues. These payments are primarily based on revenue sharing arrangements under which we pay our Baidu Union members a percentage of the fees we earn from our online marketing customers, primarily generated by click-throughs by users of our Baidu Union members’ properties.

Share-based Compensation Expenses

Our share-based compensation plan is described in more detail under “Item 6B. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.” We adopted SFAS 123R using the modified prospective transition approach from January 1, 2006. Prior to January 1, 2006, we accounted for share-based compensation arrangements with employees in accordance with the provisions of APB 25 and related interpretations thereof. Pursuant to SFAS 123R, we recognized share-based compensation over the requisite service periods for any share option and restricted share granted after December 31, 2005 based on the fair value of the share option and restricted share on the date of grant. We continue to account for share options that had been granted prior to the initial public filing of our registration statement on Form F-1 with the SEC on July 12, 2005 and that remained unvested at December 31, 2005 under APB 25. For share-based awards granted after the initial public filing of our registration statement on Form F-1 but prior to January 1, 2006, the unvested compensation cost at the effective date of adoption of SFAS 123R is computed based on the grant date fair values of those awards.

We recognize share-based compensation after the date of adoption of SFAS 123R using the accelerated method for all share-based awards issued prior to January 1, 2006, other than those options accounted for under APB 25. We have elected to recognize share-based compensation after the date of adoption of SFAS 123R using the straight-line method for all share-based awards issued after January 1, 2006, which results in the recognition of less share-based compensation in the first several years during the vesting period compared to that which would have been recognized had we used the accelerated method. Forfeitures were estimated based on historical experience and are periodically reviewed.

We account for share awards issued to non-employees in accordance with the provisions of SFAS 123R and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or

Services. Under SFAS 123R and EITF 96-18, we use the Black-Scholes option pricing model method to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation.

Income Taxes

We recognize income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. We record a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

We adopted the provisions of Financial Accounting Standards Board, or FASB, Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109,” or FIN 48, on January 1, 2007. Pursuant to FIN 48, unrecognized income tax benefits are recognized in liability, and interest and penalties related to uncertain tax positions are recognized in income tax expense. After the adoption of FIN 48, we recognized no adjustment in the liability for unrecognized tax benefit.

Consolidation of Variable Interest Entities

PRC law currently limits foreign ownership of companies that provide Internet content and advertising services. To comply with these foreign ownership restrictions, we operate our websites and provide online advertising services in China through affiliated PRC companies wholly owned by PRC citizens. These affiliated PRC companies hold the licenses and approvals necessary to operate our websites and to provide online advertising services in China. We have contractual arrangements with these companies and their shareholders pursuant to which we provide technology consulting services and license certain software products and registered trademarks to them. Through these contractual arrangements, we also have the ability to substantially influence their daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder approval. As a result of these contractual arrangements, which enable us to control these affiliated PRC companies, we are considered the primary beneficiary of these companies. Accordingly, we regard each of these affiliated PRC companies as a Variable Interest Entity under FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” or FIN 46R, and we consolidate the results, assets and liabilities of these companies in our consolidated financial statements.

Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. We assess goodwill for impairment at the reporting unit level.

We carry intangible assets at cost less accumulated amortization. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets, as follows:

Domain name	— 5 years
Customer relationships	— 4.9 years
Non-competition agreement	— 4 years
Software	— 9.8 years
Contract-based assets	— 2.4 years

Intangible assets with an indefinite useful life are not amortized. In accordance with this policy, one of the domain name assets, which was acquired in July 2006, is not subject to amortization, as the remaining useful life is indefinite. If the intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset will be tested for impairment and then amortized prospectively over its estimated remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization. Intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

We review and adjust the carrying value of the intangible assets if the facts and circumstances suggest the intangible assets may be impaired. We assessed and concluded that there was no impairment for goodwill and intangible assets in any of the years presented in this annual report.

Allowance for Doubtful Accounts

Accounts receivable are recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. We generally do not require collateral from our customers.

We maintain allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. We review the accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, we consider many factors, including the age of the balance, the customer’s past payment history, its current credit-worthiness and current economic trends.

Impairment of Asset Group

We evaluate long-lived assets, such as property, plant and equipment and purchased intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We assess the recoverability of an asset group based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Cash, Cash Equivalents and Short-term Investments

Cash and cash equivalents stated at cost, which approximates fair value, primarily consist of cash and investments in interest bearing demand deposit accounts, liquidity funds and money market funds. All highly liquid investments with stated maturities of three months or less from the date of purchase are classified as cash equivalents; all highly liquid investments with stated maturities of greater than three months, but less than 12 months, are classified as short-term investments which are stated at approximately fair value.

We determine the appropriate classification of short-term investments in money market funds at the time of purchase and reevaluate such designation at each balance sheet date. The short-term investments in money market funds have been classified and accounted for as available for sale. These short-term investments are carried at fair value, with the unrealized gains and losses (net of taxes) reported in accumulated other comprehensive income as a component of shareholders’ equity, except for unrealized losses determined to be other than temporary, which are expensed. Any realized gains or losses on the sale of the money market funds are determined on a specific identification method, and such gains and losses are reflected as a component of interest income, net.

Investments

The investments for which we do not have the ability to exercise significant influence (generally, when we have an investment of less than 20% ownership and no representation on the company’s board of directors) and for which there is not a readily determinable fair value, are accounted for using the cost method. Dividends and other distributions of earnings from investees, if any, are included in income when declared. We periodically evaluate the carrying value of our investments accounted for under the cost method of accounting and any impairment is included in our consolidated statements of income.

Recent Accounting Pronouncements

On September 15, 2006, the FASB issued SFAS No. 157, Fair Value Measurement, or SFAS 157. The standard provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently assessing the impact of this new standard on our financial statements.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, or SFAS 159. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently assessing the impact of this new standard on our financial statements.

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

	For the Year Ended December 31,
(in thousands)	2004	2005	2006
	RMB	RMB	RMB	US$
Consolidated Statements of Income Data
Revenues:
Online marketing services	106,854	307,363	828,484	106,160
Other services	10,597	11,852	9,354	1,199
Total revenues	117,451	319,215	837,838	107,359
Operating costs and expenses (1):
Cost of revenues	(41,192)	(104,401)	(245,489)	(31,456)
Selling, general and administrative	(50,724)	(134,771)	(250,240)	(32,065)
Research and development	(14,531)	(44,200)	(79,231)	(10,153)

Total operating costs and expenses	(106,447)	(283,372)	(574,960)	(73,674)

Operating profit	11,004	35,843	262,878	33,685
Interest income	1,135	13,580	42,443	5,438
Other income, net, including exchange gains or losses	347	93	4,098	525
Taxation	(481)	(1,911)	(12,256)	(1,570)
Cumulative effect of change in accounting principle	—	—	4,603	590

Net income	12,005	47,605	301,766	38,668

(1) Share-based compensation expenses are allocated as follows:
Cost of revenues	(1,665)	(974)	(1,416)	(181)
Selling, general and administrative	(11,720)	(22,804)	(32,970)	(4,225)
Research and development	(3,125)	(9,793)	(13,894)	(1,780)

	(16,510)	(33,571)	(48,280)	(6,186)

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues. Our total revenues increased by 162.5% from RMB319.2 million in 2005 to RMB837.8 million (US$107.4 million) in 2006. This increase was primarily due to a substantial increase in our revenues from online marketing services, slightly offset by a decrease of RMB2.5 million (US$320,000) in revenues from other services. Our online marketing revenues increased by 169.5% from RMB307.4 million in 2005 to RMB828.5 million (US$106.2 million) in 2006. This increase was mainly attributable to our customers’ increased use of online marketing as a means to promote their products and services, as evidenced by the increase in the number of our online marketing customers from approximately 76,000 in 2005 to over 143,000 in 2006, and the increase in the average revenue per customer from approximately RMB4,044 in 2005 to approximately RMB5,800 (US$743) in 2006. The increase in our online marketing customers was mainly due to our effective distribution network and our expanded direct sales, especially in Beijing, Shanghai and Guangzhou. The increase in the average revenue per customer was primarily attributable to the increase in the number of clicks, and the higher price per click as more customers participated in our P4P auction platform.

Operating Costs and Expenses. Our total operating costs and expenses increased by 102.9% from RMB283.4 million in 2005 to RMB575.0 million (US$73.7 million) in 2006. This increase was primarily due to increases in our cost of revenues and selling, general and administrative expenses, and, to a lesser extent, an increase in our research and development expenses.

•	Cost of Revenues. Our cost of revenues increased by 135.1% from RMB104.4 million in 2005 to RMB245.5 million (US$31.5 million) in 2006. This increase was primarily due to the following factors:

•

Business Tax and Surcharges. Our business tax and surcharges increased by 149.6% from RMB20.8 million in 2005 to RMB51.8 million (US$6.6 million) in 2006, primarily as a result of increase in our online marketing revenues.

•

Traffic Acquisition Costs. Our traffic acquisition costs increased by 254.4% from RMB21.2 million in 2005 to RMB75.2 million (US$9.6 million) in 2006. This was primarily due to the growth of revenue contribution from our Baidu Union members.

•	Bandwidth Costs. Our bandwidth costs increased by 88.0% from RMB21.3 million in 2005 to RMB40.0 million (US$5.1 million) in 2006, as a result of increased bandwidth to support increased traffic.

•

Depreciation Expenses of Servers and Other Equipment. Our depreciation expenses of servers and other computer hardware increased by 104.0% from RMB25.3 million in 2005 to RMB51.6 million (US$6.6 million) in 2006, as we acquired more servers, network equipment and computer hardware to meet increased user traffic and accommodate growing online marketing services.

•

Operational Expenses. Our operational expenses increased by 70.9% from RMB14.9 million in 2005 to RMB25.5 million (US$3.3 million) in 2006, primarily due to the increase in the number of our operating and technical support employees to meet the needs of our growing operations.

•

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 85.7% from RMB134.8 million in 2005 to RMB250.2 million (US$32.1 million) in 2006. This increase was primarily due to the following factors:

•

total salaries and benefits increased by 136.2% from RMB47.2 million in 2005 to RMB111.6 million (US$14.3 million) in 2006, primarily due to the increased administrative and direct sales headcount along with our expanded online marketing services;

•	total office operating expenses increased by 158.4% from RMB12.8 million in 2005 to RMB33.2 million (US$4.3 million) in 2006, as a result of increase and expansion of our direct sales offices;

•

professional expenses increased by 191.4% from RMB9.2 million in 2005 to RMB26.9 million (US$3.4 million) in 2006, primarily due to the increased expenditures associated with being a public company, such as the compliance with the requirements of Section 404 of the Sarbanes-Oxley Act; and

•

share-based compensation expenses for staff performing selling, general and administrative functions increased by 44.6% from RMB22.8 million to RMB33.0 million (US$4.2 million) in 2006, primarily due to the adoption of the fair value measure of our share-based awards under SFAS 123R since January 1, 2006.

•

Research and Development Expenses. Our research and development expenses increased by 79.3% from RMB44.2 million in 2005 to RMB79.2 million (US$10.2 million) in 2006, primarily as a result of the increased headcount.

Operating Profit. As a result of the foregoing, we generated an operating profit of RMB262.9 million (US$33.7 million) in 2006, a 633.4% increase from 2005.

Taxation. Our income tax expenses were RMB12.3 million (US$1.6 million) in 2006, a 541.3% increase from 2005, primarily due to the substantial increase in our operating profit.

Cumulative effect of change in accounting principle. The cumulative benefit of RMB4.6 million (US$0.6 million) was due to the adoption of SFAS 123R in 2006, which reflects the net cumulative impact of estimating future forfeitures for the options granted in the third and fourth quarters of 2005.

Net Income. As a result of the foregoing, we had net income of RMB301.8 million (US$38.7 million) in 2006, a 533.9% increase compared to net income of RMB47.6 million in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues. Our total revenues increased by 171.8% from RMB117.5 million in 2004 to RMB319.2 million in 2005. This increase was primarily due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 187.6% from RMB106.9 million in 2004 to RMB307.4 million in 2005. This increase was mainly attributable to our customers’ increased use of online marketing as a means to promote their products and services, as evidenced by the increase in the number of online marketing customers from approximately 34,600 in 2004 to over 76,000 in 2005, and the increase in the average revenue per customer from approximately RMB3,083 in 2004 to approximately RMB4,044 in 2005. The increase in our online marketing customers was mainly due to our more effective distribution network, and, to a lesser extent, our expanded direct sales, especially in Shanghai and Guangzhou. The increase in the average revenue per customer was primarily attributable to (a) the increase in the number of click-through; (b) the higher price per click as more customers participated in our P4P auction platform; and (c) the increase in the number of larger, higher-spending online advertising customers.

Total Operating Costs and Expenses. Our total operating expenses increased by 166.2% from RMB106.4 million in 2004 to RMB283.4 million in 2005. This increase was primarily due to increases in our cost of revenues and selling, general and administrative expenses, and, to a lesser extent, increases in our research and development expenses and share-based compensation expenses.

•

Cost of Revenues. Our cost of revenues increased by 153.5% from RMB41.2 million in 2004 to RMB104.4 million in 2005. This increase was primarily due to substantial increases in depreciation expenses of servers and other equipment, bandwidth costs and business tax.

•

Traffic Acquisition Costs. Our traffic acquisition costs increased by 94.6% from RMB10.9 million in 2004 to RMB21.2 million in 2005. This was primarily due to the increased number of click-throughs by users of our Baidu Union members’ properties.

•	Bandwidth Costs. Our bandwidth costs increased by 151.0% from RMB8.5 million in 2004 to RMB21.3 million in 2005, as a result of increased bandwidth to support increased traffic.

•

Depreciation Expenses of Servers and Other Equipment. Our depreciation expenses of servers and other computer hardware increased by 257.2% from RMB7.1 million in 2004 to RMB25.3 million in 2005, as we acquired more servers, network equipment and computer hardware to meet increased user traffic and accommodate growing online marketing services.

•

Operational Expenses. Our operational expenses increased by 128.1% from RMB6.5 million in 2004 to RMB14.9 million in 2005, primarily due to the increase in the number of our operating and technical support employees to meet the needs of our growing operations.

•

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 165.7% from RMB50.7 million in 2004 to RMB134.8 million in 2005. This increase was primarily due to the following factors:

•	marketing and promotional expenses increased by 580.0% from RMB3.0 million in 2004 to RMB20.4 million in 2005, primarily due to our enhanced marketing, distribution and promotional efforts;

•

total salaries and benefits increased by 171.3% from RMB17.4 million in 2004 to RMB 47.2 million in 2005, primarily due to the increased administrative and direct sales headcount and more sales commissions along with our expanded online marketing services;

•

professional expenses increased by 268.0% from RMB2.5 million in 2004 to RMB 9.2 million in 2005, primarily due to the increased expenditures associated with being a public company in the latter half of 2005; and

•

share-based compensation expenses for staff performing selling, general and administrative functions increased by 94.6% from RMB11.7 million in 2004 to RMB22.8 million in 2005, primarily due to the increase in the intrinsic value of our options granted after our initial public offering.

•

Research and Development Expenses. Our research and development expenses increased by 204.2% from RMB14.5 million in 2004 to RMB44.2 million in 2005, primarily due to an increase in salaries and benefits resulting from the increased headcount.

Operating Profit. As a result of the foregoing, we generated an operating profit of RMB35.8 million in 2005, a 225.7% increase from 2004.

Taxation. Our income tax expenses were RMB1.9 million in 2005, a 297.3% increase from 2004.

Net Income. As a result of the foregoing, we had net income of RMB47.6 million in 2005, a 296.5% increase compared to net income of RMB12.0 million in 2004.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 3.9%, 1.8% and 1.6% in 2004, 2005 and 2006, respectively.

Foreign Currency

The exchange rate between U.S. dollar and RMB was in a decline trend, from July 2005 when the average exchange rate was 8.2264 to December 2006 when the average exchange rate was 7.8219, which resulted in foreign currency translation losses when we translated our financial assets from U.S. dollar into RMB.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
(in thousands)	2004	2005	2006
	RMB	RMB	RMB	US$
Net cash generated from operating activities	56,509	162,352	526,144	67,419
Net cash used in investing activities	(39,475)	(181,096)	(294,272)	(37,707)
Net cash generated from financing activities	120,337	724,333	32,179	4,123

Effect of exchange rate changes on cash	—	(5,192)	(28,370)	(3,635)

Net increase in cash and cash equivalents	137,371	700,397	235,681	30,200
Cash and cash equivalents at beginning of the period	62,825	200,196	900,593	115,400
Cash and cash equivalents at end of the period	200,196	900,593	1,136,274	145,600

Operating Activities

Net cash generated from operating activities increased to RMB526.1 million (US$67.4 million) in 2006 from RMB162.4 million in 2005. This increase was mainly attributable to several factors, including (i) the substantial increase in net income to RMB301.8 million (US$38.7 million) in 2006 compared to net income of RMB47.6 million in 2005; (ii) the increase in add-back of non-cash expenses, mainly consisting of share-based compensation and depreciation expenses; (iii) the increase in customer deposits resulting from the increased number of P4P customers; and (iv) the increase in accrued expenses and other liabilities.

Net cash generated from operating activities increased to RMB162.4 million in 2005 from RMB56.5 million in 2004. This increase was mainly attributable to several factors, including (i) the net income of RMB47.6 million in 2005 compared to net income of RMB12.0 million incurred in 2004; (ii) the increase in add-back of non-cash expenses, mainly consisting of share-based compensation and depreciation expenses; (iii) the increase in customer deposits and deferred revenue resulting from the increased number of P4P customers; and (iv) the increase in accrued expenses and other liabilities.

Investing Activities

Net cash used in investing activities increased from RMB181.1 million in 2005 to RMB294.3 million (US$37.7 million) in 2006 primarily due to our purchase of additional servers and cash used in acquisitions, as well as the investment in marketable securities. Net cash used in investing activities increased from RMB39.5 million in 2004 to RMB181.1 million in 2005 primarily due to our purchase of additional servers and other computer hardware, as well as the prepayment for the land use right of a new premise in Beijing.

We expect that net cash used in investing activities will increase in 2007 and 2008. The expected increase is due to the building of our new corporate headquarters in Beijing and any future investments or acquisitions we may pursue.

Financing Activities

Net cash provided by financing activities decreased substantially from RMB724.3 million in 2005 to RMB32.2 million (US$4.1 million) in 2006, due to the net proceeds received from our initial public offering in 2005. Net cash provided by financing activities increased substantially from RMB120.3 million in 2004 to RMB724.3 million in 2005, due to the net proceeds received from our initial public offering.

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

We are a holding company with no operations of our own. We conduct our operations in China primarily through our indirect wholly owned subsidiaries, Baidu Online, Baidu China and Baidu Times, and our variable interest entities, Baidu Netcom and Beijing Perusal. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by Baidu Online, Baidu China and Baidu Times and license and service fees paid by Baidu Netcom and Beijing Perusal. If Baidu Online, Baidu China, Baidu Times or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries and affiliated entities in the PRC are required to set aside at least 10% of their after-tax profit each year to fund a statutory reserve fund until the amount of the reserve fund reaches 50% of such entity’s registered capital. Although these statutory reserve funds can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, these reserve funds are not distributable as cash dividends except in the event of a solvent liquidation of the companies. See Note 14 to our consolidated financial statements.

Capital Expenditures

We made capital expenditures of RMB25.4 million, RMB88.7 million and RMB127.5 million (US$16.3 million) in 2004, 2005 and 2006, respectively, representing 21.6%, 27.8% and 15.2% of our total revenues, respectively. Our capital expenditures were used to purchase servers, network equipment and other computer hardware for our business.

In late 2005, we entered into an agreement to acquire the land use right in Beijing to build our new corporate headquarters with a floor space of approximately 44,000 square meters. The floor space was increased to 59,000 square meters in 2006. The aggregate prepayment for acquiring the land use right was approximately RMB92.4 million as of December 31, 2006. We are awaiting necessary governmental approval for the proposed development and use of the land. Our capital expenditures may increase substantially in the near term as our business continues to grow and as we expand and improve our network infrastructure. We also intend to upgrade our financial and accounting systems and infrastructure.

C. Research and Development

We have a team of experienced engineers who are mostly based at our headquarters in Beijing. We recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We have also recruited experienced engineers from the United States. We compete aggressively for engineering talent to help us address challenges such as Chinese language processing, information retrieval and high performance computing. In each of the three years ended December 31, 2004, 2005 and 2006, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB14.5 million, RMB44.2 million and RMB79.2 million (US$8.4 million), representing 12.4%, 13.8% and 9.5% of our total revenues for 2004, 2005 and 2006, respectively.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2006 to December 31, 2006 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2006:

	Payment Due by Period
(in RMB thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations (1)	22,775	16,458	6,317	—	—
Capital commitments (2)	10,675	10,675	—	—	—
Other long-term obligation reflected on balance sheets under U.S. GAAP (3)	7,000	7,000	—	—	—
Total	40,450	34,133	6,317	—	—

(1)	Operating lease obligations represent the lease obligations for our premises and bandwidth obligations.
(2)	Capital commitments relate primarily to leasehold improvements and building construction.
(3)	Other long-term obligation represents the payment arrangement relating to an acquisition in 2006.

We do not have any long-term debt obligations, capital (finance) lease obligations or purchase obligations.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Robin Yanhong Li	38	Chairman and Chief Executive Officer
Shawn Wang	40	Chief Financial Officer
David Hongbo Zhu (1)	36	Chief Operating Officer
William I. Chang	43	Chief Scientist
William Decker	60	Independent Director
James Ding	42	Independent Director
Asad Jamal	47	Director
Greg Penner	37	Independent Director

(1)	In April 2007, we accepted Mr. Zhu’s resignation for personal reasons, effective as of June 30, 2007.

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

David Hongbo Zhu has served as our chief operating officer since January 2004 and will leave our company at the end of June 2007. Mr. Zhu previously served as our senior vice president from May 2002 to December 2003. Mr. Zhu has more than 12 years of experience in the information and technology industry in China. Prior to joining our company, Mr. Zhu served as a vice president of Hanconsulting (China) Co., Ltd., the largest management consulting company in China providing management consulting, IT and systems implementation consulting from January 2002 to May 2002. He co-founded Original Power Information Technology Co., Ltd. in 2001 and served as its director and chief executive officer. From 1997 to 2001, Mr. Zhu held a number of positions at UFSoft Group, the largest software company in China, including vice president in charge of sales, marketing, distribution channels and customer service and won several awards including the “Best Employee of UFSoft” award and the “Outstanding Contribution to UFSoft of the Decade” award. Mr. Zhu received a bachelor’s degree from Beijing University of Aeronautics and Astronautics.

William I. Chang has served as our chief scientist since January 2007. Dr. Chang is a recognized expert in search technology, online community and advertising business models. From 2001 to January 2007, he served as chairman, president and chief executive officer of the Affini, Inc., a search technology and software company he founded. Since January 2007, he has served as chairman of Affini, Inc. From 2000 to 2001, Dr. Chang served as chief technology officer at Sentius Corporation, a hypertext software company, where he created a contextual advertising product. From 1998 to 1999, Dr. Chang served as vice president of Go Network. From 1997 to 1998, he was the chief technology officer of Infoseek, where he created the Infoseek natural language search engine for both the Internet search and enterprise applications. From 1991 to 1995, Dr. Chang worked as a postdoctoral fellow and associate staff researcher with the Cold Spring Harbor Laboratory, where he mapped a genome and invented a protein sequence search methodology. Dr. Chang received a bachelor’s degree in mathematics from Harvard University and a Ph.D in computer science from the University of California, Berkeley.

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

James Ding has served as our independent director since our initial public offering in August 2005. Mr. Ding has served as the chairman of the board of directors of AsiaInfo Holdings, Inc., a Nasdaq-listed company since April 2003 and has served as a member of the board of AsiaInfo since its inception. He served as AsiaInfo’s chief executive officer from May 1999 to April 2003. He was also AsiaInfo’s senior vice president for business development and chief technology officer from 1997 to 1999. Mr. Ding received a master’s degree in information science from the University of California, Los Angeles.

Asad Jamal has served as our director since June 2004. Mr. Jamal is co-chairman and managing director of DFJ ePlanet Ventures, a Silicon Valley headquartered technology venture capital firm, with US$640 million under management. DFJ ePlanet Ventures was co-founded by Mr. Jamal, Draper Fisher Jurvetson, a leading Silicon Valley venture capital firm and Roderick Thomson, a financier, and focuses on global venture capital opportunities. Mr. Jamal currently heads DFJ ePlanet’s teams and offices in Silicon Valley, London, Singapore, Beijing and Shanghai. Mr. Jamal serves on the board of directors of U.S. technology companies Visto Corporation and Intrapace, Inc. He has previously worked in a senior executive capacity with Hong Kong merchant bank Peregrine Investment Holdings, and as head of interest-rate derivatives trading with Chase Manhattan Bank in London. Mr. Jamal graduated with a B.Sc. (Honors) from the London School of Economics, and is a member of The Institute of Chartered Accountants in England & Wales. He is a charter member of entrepreneurship organizations TIE Silicon Valley and OPEN Silicon Valley.

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

B. Compensation of Directors and Executive Officers

In 2006, we paid an aggregate of approximately RMB5.6 million (US$0.7 million) and approximately RMB0.6 million (US$0.08 million) in cash compensation to our executive officers and non-executive directors, respectively.

No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Our board of directors and shareholders approved the issuance of up to 5,040,000 ordinary shares upon exercise of awards granted under our 2000 option plan. As of March 31, 2007, options to purchase 1,141,579 ordinary shares are outstanding. The following table summarizes, as of March 31, 2007, the outstanding options and restricted shares that we granted to several of our directors and executive officers and to other individuals as a group under our 2000 option plan.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Grant Date	Expiration Date
Robin Yanhong Li	50,000		2.50	April 1, 2004	March 31, 2014
	22,050		49.25	February 15, 2006	February 14, 2011
	2,165	(1)	—	February 15, 2006	February 14, 2011
	15,000		124.90	January 24, 2007	January 23, 2012
	2,500	(1)	—	January 24, 2007	January 23, 2012
Shawn Wang	147,807		4.50	July 15, 2004	July 14, 2009
	7,000		49.25	February 15, 2006	February 14, 2011
	687	(1)	—	February 15, 2006	February 14, 2011
	7,000		124.90	January 24, 2007	January 23, 2012
	1,500	(1)	—	January 24, 2007	January 23, 2012
David Hongbo Zhu (2)	3,333		0.20	October 16, 2003	October 15, 2008
	9,166		2.50	January 15, 2004	January 14, 2009
	39,818		6.50	January 18, 2005	January 17, 2010
	10,000		49.25	February 15, 2006	February 14, 2011
	916	(1)	—	February 15, 2006	February 14, 2011
Jerry Jianguo Liu (3)	—		—	—	—
Dong Liang (4)	90,850		6.50	January 18, 2005	January 17, 2010
William Chang	30,000		124.90	January 24, 2007	January 23, 2012
	3,000	(1)	—	January 24, 2007	January 23, 2012
James Ding	15,000		27.00	August 4, 2005	August 3, 2008
William Decker	20,000		65.80	October 19, 2005	October 18, 2008
Greg Penner	15,520		27.00	August 4, 2005	August 3, 2008
Other individuals as a group	648,267		—	—	—

(1)	Restricted shares.

(2)	In April 2007, we accepted Mr. Zhu’s resignation for personal reasons, effective as of June 30, 2007.
(3)	Mr. Liu resigned as our chief technology officer in December 2006 for personal reasons.
(4)	In March 2007, we accepted Mr. Liang’s resignation for personal reasons. Mr. Liang will leave us in July 2007 and has transferred his responsibilities to another officer.

Types of Awards. We may grant the following types of awards under our 2000 option plan:

•	our ordinary shares;

•	options to purchase our ordinary shares; and

•	any other securities with value derived from the value of our ordinary shares.

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

Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction in which the successor entity does not assume our outstanding awards under our 2000 option plan. In such event, each outstanding award will become fully vested and immediately exercisable, the transfer restrictions on the awards will be released (other than those applicable to ISOs), and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction. If the successor entity assumes our outstanding awards and later terminates the grantee’s employment or service without cause, or if the grantee resigns voluntarily with good cause within 12 months of the change-of-control transaction, the outstanding awards automatically become fully vested and exercisable.

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

Audit Committee

Our audit committee consists of Messrs. William Decker, James Ding and Greg Penner, all of whom satisfy the “independence” requirements of Rule 4350 of the Nasdaq Stock Market Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that Mr. Decker is an audit committee financial expert as defined in the instructions to Item 16A of the Form 20-F. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2006, our audit committee held meetings and passed resolutions by unanimous written consent four times.

Compensation Committee

Our compensation committee consists of Messrs. James Ding and Greg Penner, both of whom satisfy the “independence” requirements of Rule 4350 of the Nasdaq Stock Market Marketplace Rules. The compensation committee assists the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting while his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2006, our compensation committee passed resolutions by unanimous written consent once.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. James Ding and Greg Penner, both of whom satisfy the “independence” requirements of Rule 4350 of the Nasdaq Stock Market Marketplace Rules. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2006, our corporate governance and nominating committee passed resolutions by unanimous written consent once.

Terms of Directors and Executive Officers

All directors hold office until their successors have been duly elected and qualified. Director nomination is subject to the approval of our corporate governance and nominating committee. Our shareholders may remove any director by ordinary resolution and may in like manner appoint another person in his stead. A valid ordinary resolution requires a majority of the votes cast at a shareholder meeting that is duly constituted and meets the quorum requirement. Officers are elected by and serve at the discretion of the board of directors.

D. Employees

We had 349, 1,307 and 3,113 employees as of December 31, 2004, 2005 and 2006, respectively. As of December 31, 2006, we had 3,113 employees, including 239 in management and administration, 535 in research and development, 278 in operation and service, and 2,061 in sales and marketing. We also hire temporary employees and contractors from time to time. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2007, assuming exercise of all outstanding options, by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

	Shares Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers:
Robin Yanhong Li (3)	7,294,275	21.5%
Greg Penner (4)	1,717,845	5.1%
Shawn Wang (5)	164,807	*
David Hongbo Zhu (6)	114,918	*
William Chang (7)	55,970	*
James Ding (8)	15,000	*
William Decker (9)	20,000	*
Asad Jamal (10)	263,208	*
All Directors and Executive Officers as a Group (11)	9,646,023	28.2%

Principal Shareholders:
Handsome Reward Limited (12)	5,490,000	16.3%
FMR Corp. (13)	2,104,361	6.2%

*	Less than 1%.
(1)	The number of shares beneficially owned by each listed person includes the shares beneficially owned by such person and the shares underlying all options held by such person.
(2)	Percentage of beneficial ownership of each listed person is based on 33,828,412 ordinary shares (consisting of 22,960,385 Class A ordinary shares and 10,868,027 Class B ordinary shares) of the company outstanding as of March 31, 2007, the number of ordinary shares underlying options and the number of restricted shares held by such person as of that date.
(3)	Includes (i) 35,893 Class A ordinary shares held by Mr. Li, (ii) 87,050 Class A ordinary shares issuable upon exercise of options held by Mr. Li, (iii) 4,665 restricted shares held by Mr. Li, (iv) 5,490,000 Class B ordinary shares held by Handsome Reward Limited, a company wholly owned and controlled by Mr. Li, and (v) 1,676,667 Class B ordinary shares held by Melissa Ma, Mr. Li’s wife. Mr. Li disclaims beneficial ownership of the shares held by his wife. The business address for Mr. Li is c/o Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(4)	Includes (i) 59,000 Class A shares in the form of ADSs held by Mr. Penner, (ii) 15,520 Class A ordinary shares issuable upon the exercise of an option held by Mr. Penner, which vests in equal monthly installments over the two-year period beginning August 5, 2005, (iii) 100,000 Class A ordinary shares in the form of ADSs held by MCP Fund I, LLC, a fund for which Mr. Penner serves as a managing member of the sole manager and (iv) 1,543,325 Class B ordinary shares held by Peninsula Capital Fund I, LLC. Mr. Penner is the sole manager of Peninsula Capital Fund I, LLC, and has sole voting and dispositive power over all the shares held by Peninsula Capital Fund I, LLC. Mr. Penner disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The business address for Mr. Penner is 3000 Sand Hill Road, Building 2, Suite 150, Menlo Park, California 94025, U.S.A.
(5)	Includes (i) 813 Class A ordinary shares held by Mr. Wang, (ii) 161,807 Class A ordinary shares issuable upon exercise of options held by Mr. Wang, and (iii) 2,187 restricted shares held by Mr. Wang. The business address for Mr. Wang is Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.
(6)	Includes (i) 21,084 Class A ordinary shares held by Mr. Zhu, (ii) 30,601 Class A ordinary shares held by Luck Eagle International, Ltd., a British Virgin Islands company affiliated with Mr. Zhu, (iii) 62,317 Class A ordinary shares issuable upon exercise of options held by Mr. Zhu and (iv) 916 restricted shares held by Mr. Zhu. The business address for Mr. Zhu is Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.
(7)	Includes (i) 22,970 Class A ordinary shares in the form of ADSs beneficially owned by Mr. Chang, (ii) 30,000 Class A ordinary shares issuable upon exercise of options held by Mr. Chang and (iii) 3,000 restricted shares held by Mr. Chang. The business address for Mr. Chang is Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.
(8)	Includes 15,000 Class A ordinary shares issuable upon exercise of options held by Mr. Ding. The business address of Mr. Ding is 4/F, Zhongdian Information Tower No.6 Zhongguancun South Street,Haidian District, Beijing 100086, PRC.
(9)	Includes 20,000 Class A ordinary shares issuable upon exercise of options held by Mr. Decker. The address of Mr. Decker is 20 Tasley Court, Robbinsville, New Jersey 08691, U.S.A.
(10)	Includes (i) 1,582 Class B ordinary shares held by Mr. Jamal, (ii) 257,087 Class B ordinary shares held by Draper Fisher Jurvetson ePlanet Ventures L.P. (the “Fund”) and (iii) 4,539 Class B ordinary shares held by Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG (“ePlanet GmbH”). Draper Fisher Jurvetson ePlanet Partners, Ltd. (“ePlanet Ltd.”) is the general partner of the Fund. Mr. Jamal is one of the managing directors of ePlanet Ltd. ePlanet GmbH is a side-by-side limited partnership to the Fund. Draper Fisher Jurvetson ePlanet Verwaltungs GmbH (“ePlanet Verwaltungs GmbH”) is the general partner of ePlanet GmbH. Mr. Jamal is one of the managing directors of ePlanet Verwaltungs GmbH. Mr. Jamal disclaims beneficial ownership of the shares held directly by the Fund and ePlanet GmbH, except to the extent of his pecuniary interest therein. The business address for Mr. Jamal is c/o Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.
(11)	Includes ordinary shares, ordinary shares issuable upon exercise of all options and restricted shares held by all of our directors and executive officers as a group.
(12)	Represents 5,490,000 Class B ordinary shares held by Handsome Reward Limited, a British Virgin Island company wholly owned and controlled by Mr. Robin Yanhong Li. The business address of Handsome Reward Limited is c/o Robin Yanhong Li, Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.
(13)	Includes 1,755,536 Class A ordinary shares in the form of ADSs beneficially owned by FRM Corp., a Delaware corporation, and 348,825 Class A ordinary shares in the form of ADSs beneficially owned by Fidelity International Limited, a Bermuda company, as reported on Amendment No. 3 to the Schedule 13G of FMR Corp. filed on February 14, 2007. The business address for FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109, U.S.A.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering in 2005. Holders of our Class B ordinary shares may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Item 3D. Key Information—Risk Factors—Risks Relating to Our ADSs—Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6E. Directors, Senior Management and Employees — Share Ownership.”

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

Technology Consulting Service Agreement. Pursuant to the exclusive technology consulting service agreement between Baidu Online and Baidu Netcom, Baidu Online has the exclusive right to provide to Baidu Netcom technology consulting services related to the maintenance of servers, software development and design of advertisements. Baidu Online also seconds employees to Baidu Netcom for whom Baidu Netcom bears the costs and expenses. Baidu Online owns the intellectual property rights related to the software developed by Baidu Online for Baidu Netcom. Baidu Netcom pays monthly service fees to Baidu Online based upon a pre-agreed formula, which takes into account the number of monthly page views and the basic fee for every one thousand page views of advertisements displayed on our websites. The basic fee for every one thousand page views is subject to periodic adjustment. The current rate of the basic fee is RMB0.6. The term of this agreement is ten years from the date thereof.

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

Other License Agreements. Under these license agreements, Baidu Online granted Baidu Netcom the exclusive right to use the registered domain names and trademarks owned by Baidu Online and the web layout owned by Baidu Online for the websites operated by Baidu Netcom. The annual license fee under each license agreement is RMB10,000, subject to certain adjustments. The term of each license agreement is five years from the date thereof. After the transfers of certain domain names and trademarks from Baidu Online to Baidu Netcom are completed, these license agreements will be terminated. We do not expect the termination of these license agreements to have any material effect on our operations.

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

Irrevocable Power of Attorney. The shareholders of Baidu Netcom have each executed an irrevocable power of attorney to appoint Shawn Wang and Xuyang Ren as their attorneys-in-fact to vote on their behalf on all Baidu Netcom matters requiring shareholder approval. The appointment of Shawn Wang and Xuyang Ren as attorneys-in-fact will terminate if either person is no longer employed by Baidu Online. The term of each power of attorney is ten years from the date thereof.

Contractual Arrangements with Beijing Perusal and Its Shareholders

We entered into a series of contractual arrangements with Beijing Perusal and its shareholders, including;

•	loan agreements for interest-free loans in an aggregate amount of RMB1.0 million to the shareholders of Beijing Perusal;

•	equity pledge agreements between the shareholders of Beijing Perusal and Baidu Online;

•	exclusive option agreements between the shareholders of Beijing Perusal and Baidu Online;

•	exclusive technology consulting service agreement between Beijing Perusal and Baidu Online;

•	operating agreement between Beijing Perusal and Baidu Online; and

•	various license agreements between Beijing Perusal and Baidu Online, including domain name license agreements, trademark license agreements and webpage copyright license agreements.

The terms of these contractual arrangements are substantially similar to the terms of our contractual arrangements with Baidu Netcom and its shareholders.

Share Options

Please refer to “Item 6B. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.”

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we are involved in litigation or other disputes regarding, among other things, copyright and trademark infringement, defamation, unfair competition and labor dispute. Our search results provide links to materials, and our Baidu Post Bar, Baidu Knows, Baidu Space and other Baidu communities may contain materials, in which others may allege to own copyrights, trademarks or image rights or which others may claim to be defamatory or objectionable. We have received notice letters from third parties asserting copyright infringement, unfair competition, defamation, breach of contract and labor-related claims against us.

We are currently involved in 26 cases pending in various PRC courts. The aggregate amount of compensation sought under these cases is approximately RMB28.4 million (US$3.6 million).

In November 2006, the Beijing No. 1 Intermediate People’s Court issued its decision in our favor in a case filed against us by seven record companies alleging copyright violations. The court ruled that our service, which merely provides links to online music, does not constitute an infringement as all the music is downloaded from web servers of third parties. The plaintiffs have appealed the ruling with the Beijing People’s High Court.

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

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our ADSs, each representing one Class A ordinary share, have been listed on the Nasdaq since August 5, 2005. Our ADSs are traded under the symbol “BIDU.”

The following table provides the high and low trading prices for our ADSs on the Nasdaq for (1) the year 2005 (from August 5, 2005) and the full year 2006, (2) the last quarter of 2005, each of the four quarters of 2006 and the first quarter of 2007 and (3) each of the past six months.

	Sales Price
	High	Low
Annual High and Law
2005 (from August 5, 2005)	153.98	60.00
2006	128.68	44.44

Quarterly Highs and Lows
Fourth Quarter 2005	80.97	60.08
First Quarter 2006	69.90	44.44
Second Quarter 2006	94.03	54.25
Third Quarter 2006	96.67	67.92
Fourth Quarter 2006	128.68	82.24
First Quarter 2007	134.10	93.44

Monthly Highs and Lows
December 2006	128.68	109.75
January 2007	134.10	115.00
February 2007	126.50	100.80
March 2007	107.49	93.44
April 2007	132.80	92.80
May 2007 (through May 29, 2007)	138.11	120.25

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing one Class A ordinary share, have been listed on the Nasdaq since August 5, 2005 under the symbol “BIDU.”

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4.B Information on the Company—Business Overview—Regulation—Regulations on Foreign Exchange.”

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

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, for taxable years beginning after December 31, 2006, dividends distributed by us with respect to ADSs or ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

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

Passive Foreign Investment Company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2006, we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes. However, our PFIC status for the current taxable year ending December 31, 2007 will not be determinable until its close, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish The Bank of New York, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

Nasdaq Marketplace Rule 4350(b) requires each issuer to distribute to shareholders copies of an annual report containing audited financial statements of the company and its subsidiaries a reasonable period of time prior to the company’s annual meeting of shareholders. In addition, Nasdaq Marketplace Rule 4350(e) requires each issuer to hold an annual meeting of shareholders and provide notice of such meeting to Nasdaq.

Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided a letter to the Nasdaq certifying that under Cayman Islands law, (1) we are not required to distribute annual reports containing audited financial statements to our shareholders prior to an annual shareholder meeting and (2) we are not required to hold annual shareholder meetings every year.

We intend to follow home country practice with respect to distribution of annual reports. Instead, we have posted and will post our annual reports on our website at http://ir.baidu.com. In addition, we did not hold an annual shareholder meeting in 2006. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4C. Information on the Company–Organizational Structure”.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. If market interest rates for short-tem demand deposits increase in the near future, such increase may cause the amount of our interest income to rise. A hypothetical 10% increase in the average applicable interest rate for our short-term demand deposits would result in an increase of approximately RMB4.2 million (US$0.5 million) in interest income from the assumed average cash and cash equivalent balance in 2006.

Foreign Exchange Risk

Substantially all of our revenues and costs are denominated in RMB, while a significant portion of our financial assets are denominated in U.S. dollars. We currently rely entirely on dividends and other fees paid to us by our subsidiaries and affiliated entities. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent, denominated in U.S. dollars as a result of our past issuances of convertible preferred shares through private placements and proceeds from our initial public offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 5.7% appreciation of the RMB against the U.S. dollar by the end of 2006. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. The functional currency of Baidu.com, Inc. is the U.S. dollar and the functional currency of our PRC subsidiaries and affiliated entities is RMB, and our reporting currency is RMB. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency transaction losses when we translate our consolidated assets from the U.S. dollar into RMB.

Net assets of Baidu.com, Inc. and Baidu Holdings Limited account for 71% of our consolidated net assets as at December 31, 2006, which results in our exposure to foreign currency risk. Losses arose from the translation of the net assets of Baidu.com, Inc. and Baidu Holdings Limited to RMB during consolidation. We recognized translation losses of RMB28 million (US$3.6 million) in 2006 as a component of other comprehensive income, primarily as a result of the appreciation of the RMB monthly average exchange rate against the U.S. dollar from 8.0654 in January 2006 to 7.8219 in December 2006. If the exchange rate of the RMB against the U.S. dollar at December 31, 2006 had decreased by 10% from 7.8041 to 7.0237, and the average exchange rate in 2006 had remained the same, the translation losses in 2006 would have been approximately RMB124 million (US$15.9 million).

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) of the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2006, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm, Ernst & Young, has audited our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. William Decker, an independent director and member of our audit committee, is an audit committee financial expert.

Item 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors in July 2005. We have posted a copy of our code of business conduct and ethics on our website at http://ir.baidu.com.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2005		2006
Audit fees (1)	US$	400,000	US$	1,050,000
Audit-related fees (2)	US$	897,000	US$	150,000
All other fees (3)	US$	20,000		—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements. In 2006, the audit refers to integrated audit, including financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2005 involve principally the issue of comfort letter and rendering of listing advice in connection with our initial public offering.
(3)	“All other fees” means the aggregate fees billed in 2005 for consultation services rendered by our principal auditors in connection with Section 404 of the Sarbanes-Oxley Act of 2002.

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee. Our audit committee has adopted a combination of two approaches in pre-approving proposed services: general pre-approval and specific pre-approval. With general approval, proposed services are pre-approved without consideration of specific case-by-case services; with specific approval, proposed services require the specific pre-approval of the audit committee. Unless a type of service has received general pre-approval, it will require specific pre-approval by our audit committee. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by our audit committee.

All requests or applications for services to be provided by our independent auditors that do not require specific approval by our audit committee will be submitted to our chief financial officer and must include a detailed description of the services to be rendered. The chief financial officer will determine whether such services are included within the list of services that have received the general pre-approval of the audit committee. The audit committee will be informed on a timely basis of any such services. Requests or applications to provide services that require specific approval by our audit committee will be submitted to the audit committee by both our independent auditors and our chief financial officer and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC’s rules on auditor independence.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Baidu.com, Inc. and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of Amendment No. 4 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on August 1, 2005)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 (included as Exhibit A thereof) of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of Amendment No. 5 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on August 2, 2005)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.1	Second Amended and Restated Shareholders Agreement, dated as of June 9, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.2	2000 Option Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.5	Translation of Acquisition Agreement dated as of August 9, 2004 between Baidu Online and the owner of Hao123.com (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.6	Translation of Technology Consulting Service Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.2 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.7	Translation of Business Cooperation Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.3 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.8	Translation of Operating Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.9	Translation of Software License Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.5 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.10	Translation of Trademark License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of January 18, 2005 (incorporated by reference to Exhibit 99.6 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.11	Translation of Domain Name License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 99.7 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.12	Translation of Web Layout Copyright License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of August 9, 2004 (incorporated by reference to Exhibit 99.8 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.13	Translation of Proxy Agreement dated as of August 9, 2004 among Baidu Online, Baidu Netcom, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.9 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.14	Translation of Equity Pledge Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.10 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.15	Translation of Option Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.11 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.16	Translation of Loan Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.12 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.17	Translation of Form of Irrevocable Powers of Attorney issued by the shareholders of Baidu Netcom (incorporated by reference to Exhibit 99.13 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.18	Translation of Land Development Contract dated December 30, 2005 between Beijing Shichuang Science and Technology Park Development Co., Ltd. and Baidu Online (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2006)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.14 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Hawkhigh Law Firm

15.3*	Consent of Ernst & Young

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BAIDU.COM, INC.

By:	/s/ Robin Yanhong Li
Name:	Robin Yanhong Li
Title:	Chairman and Chief Executive Officer

Date: May 30, 2007

BAIDU.COM, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Baidu.com, Inc.

We have audited the accompanying consolidated balance sheets of Baidu.com, Inc. (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baidu.com, Inc. at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Baidu.com, Inc.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2007 expressed an unqualified opinion thereon.

As discussed in Note 2 to the consolidated financial statements, in 2006, Baidu.com, Inc. changed its method of accounting for share-based payments in accordance with the guidance provided in the Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”.

/s/ Ernst & Young

Hong Kong

April 17, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Baidu.com, Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Baidu.com, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Baidu.com, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Baidu.com, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Baidu.com, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Baidu.com, Inc. as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006, and our report dated April 17, 2007, expressed an unqualified opinion thereon.

/s/ Ernst & Young

Hong Kong

April 17, 2007

BAIDU.COM, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		December 31,
	Notes	2005	2006	2006
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		900,593	1,136,274	145,600
Short-term investments		—	85,339	10,935
Accounts receivable, net	3	22,353	23,051	2,954
Prepaid expenses and other current assets	4	10,957	32,339	4,144
Deferred tax assets, net	9	1,449	1,734	222

Total current assets		935,352	1,278,737	163,855

Non-Current assets:
Fixed assets, net	5	96,420	191,734	24,568
Prepayment for land use rights		77,200	92,400	11,840
Intangible assets, net	6	13,303	44,386	5,687
Goodwill	6	9,287	47,316	6,063
Investments, net		2,018	—	—
Deferred tax assets, net	9	2,843	5,802	743
Prepaid income taxes		—	3,956	507
Other		—	3,746	480

Total non-current assets		201,071	389,340	49,888

TOTAL ASSETS		1,136,423	1,668,077	213,743

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Customers’ deposits		70,327	141,185	18,091
Accrued expenses and other liabilities	7	53,137	153,141	19,623
Deferred revenue	8	7,658	2,583	331
Deferred income		124	4,090	524

Total current liabilities		131,246	300,999	38,569

Non-current liabilities:
Long-term payable for acquisitions		—	7,000	897
Deferred income		124	2,817	361

Total non-current liabilities		124	9,817	1,258

Total liabilities		131,370	310,816	39,827

Commitments	11
Shareholders’ equity
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized, and 9,460,426 shares and 22,574,381 shares issued and outstanding as at December 31, 2005 and 2006	12	4	9	1
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized, and 23,485,336 shares and 11,130,018 shares issued and outstanding as at December 31, 2005 and 2006	12	10	5	1
Additional paid-in capital		1,009,488	1,088,176	139,436
Accumulated other comprehensive income (loss)		(5,451)	(33,697)	(4,318)
Retained earnings	14	1,002	302,768	38,796

Total shareholders’ equity		1,005,053	1,357,261	173,916

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,136,423	1,668,077	213,743

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU.COM, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2004	2005	2006	2006
		RMB	RMB	RMB	US$
Revenues:
Online marketing services		106,854	307,363	828,484	106,160
Other services		10,597	11,852	9,354	1,199

Total revenues		117,451	319,215	837,838	107,359

Operating costs and expenses:
Cost of revenues		(41,192)	(104,401)	(245,489)	(31,456)
Selling, general and administrative		(50,724)	(134,771)	(250,240)	(32,065)
Research and development		(14,531)	(44,200)	(79,231)	(10,153)

Total operating costs and expenses		(106,447)	(283,372)	(574,960)	(73,674)

Operating profit		11,004	35,843	262,878	33,685

Other income (and expenses):
Interest income		1,135	13,580	42,443	5,438
Foreign exchange loss, net		—	(659)	(89)	(12)
Other, net		347	752	4,187	537

Total other income (and expenses)		1,482	13,673	46,541	5,963

Net income before income taxes and cumulative effect of change in accounting principle		12,486	49,516	309,419	39,648

Income taxes	9	(481)	(1,911)	(12,256)	(1,570)

Income before cumulative effect of change in accounting principle		12,005	47,605	297,163	38,078

Cumulative effect of change in accounting principle		—	—	4,603	590

Net income		12,005	47,605	301,766	38,668

Net income per Class A and Class B ordinary shares:	15
Basic (prior to cumulative effect of change in accounting principle)		1.09	2.40	8.92	1.14
Basic (cumulative effect of change in accounting principle)		—	—	0.14	0.02

		1.09	2.40	9.06	1.16

Diluted (prior to cumulative effect of change in accounting principle)		0.43	1.49	8.62	1.10
Diluted (cumulative effect of change in accounting principle)		—	—	0.13	0.02

		0.43	1.49	8.75	1.12

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic		10,983,478	19,808,058	33,290,696	33,290,696
Diluted		28,124,327	32,043,888	34,506,594	34,506,594

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU.COM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”))

	For the years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	12,005	47,605	301,766	38,668
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of fixed assets	8,893	30,650	64,103	8,214
Amortization of intangible assets	1,050	3,136	6,339	812
Disposal of fixed assets	143	16	877	112
Share-based compensation	16,510	33,571	48,280	6,186
Provision for doubtful accounts	627	4,301	(310)	(40)
Foreign exchange loss	—	587	89	12
Impairment loss on investment	—	—	1,976	253
Cumulative effect of change in accounting principle	—	—	(4,603)	(590)

Change in operating assets and liabilities:
Accounts receivable	(8,381)	(17,532)	(388)	(50)
Prepaid expenses and other assets	(1,483)	(8,529)	(23,455)	(3,004)
Customers’ deposits	17,590	44,174	70,858	9,080
Accrued expenses and other liabilities	10,713	27,060	62,272	7,979
Deferred tax assets, net	—	(4,292)	(3,244)	(416)
Deferred revenue	(1,158)	1,356	(5,075)	(650)
Deferred income	—	249	6,659	853

Net cash generated from operating activities	56,509	162,352	526,144	67,419

Cash flows from investing activities:
Acquisition of fixed assets	(25,415)	(88,660)	(127,534)	(16,342)
Acquisition of business	—	(10,465)	(43,320)	(5,551)
Acquisition of intangible assets	(11,905)	(2,144)	(21,897)	(2,806)
Capitalization of internal use software costs	(2,155)	(609)	(982)	(126)
Acquisition of long-term investments	—	(2,018)	—	—
Acquisition of marketable securities	—	—	(85,339)	(10,935)
Prepayment for land use rights	—	(77,200)	(15,200)	(1,947)

Net cash used in investing activities	(39,475)	(181,096)	(294,272)	(37,707)

Cash flows from financing activities:
Issuance of Series C convertible preferred shares	119,730	—	—	—
Proceeds from initial public offering (“IPO”), net of expenses	—	716,297	—	—
Payments for expenses in connection with IPO	—	—	(641)	(82)
Proceeds from exercise of share options	607	8,036	32,820	4,205

Net cash generated from financing activities	120,337	724,333	32,179	4,123

Effect of exchange rate changes on cash and cash equivalents	—	(5,192)	(28,370)	(3,635)

Net increase in cash and cash equivalents	137,371	700,397	235,681	30,200

Cash and cash equivalents at beginning of the year	62,825	200,196	900,593	115,400

Cash and cash equivalents at end of the year	200,196	900,593	1,136,274	145,600

Supplemental cash flow information:
Cash paid during the year for income tax	—	4,655	24,192	3,100
Issuance of ordinary shares in purchase of intangible assets	2,098	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU.COM, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except number of shares)

	Redeemable convertible Preferred share		Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (Accumulated losses)	Total shareholders’ equity (deficit)
	Number of shares	Amount	Number of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2003	14,400,000	91,622	10,560,000	4	24,046	—	(58,608)	(34,558)
Comprehensive income:	—	—	—	—	—	—
Net income	—	—	—	—	—	—	12,005	12,005

Total comprehensive income								12,005

Issuance of Series C convertible preferred shares	2,248,877	119,730	—	—	—	—	—	—
Issuance of shares for acquisition of assets	—	—	40,000	—	2,098	—	—	2,098
Exercise of share options	—	—	706,372	—	607	—	—	607
Share-based compensation	—	—	—	—	16,510	—	—	16,510

Balances at December 31, 2004	16,648,877	211,352	11,306,372	4	43,261	—	(46,603)	(3,338)

Comprehensive income:	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(5,451)	—	(5,451)
Net income	—	—	—	—	—	—	47,605	47,605

Total comprehensive income								42,154

Initial public offering of ordinary shares	—	—	3,690,000	2	713,275	—	—	713,277
Conversion of redeemable preferred shares to ordinary shares	(16,648,877)	(211,352)	16,648,877	7	211,345	—	—	211,352
Exercise of share options	—	—	1,300,513	1	8,036	—	—	8,037
Share-based compensation	—	—	—	—	33,571	—	—	33,571

Balances at December 31, 2005	—	—	32,945,762	14	1,009,488	(5,451)	1,002	1,005,053

Comprehensive income:			—	—	—	—
Foreign currency translation adjustment			—	—	—	(28,246)	—	(28,246)
Net income			—	—	—	—	301,766	301,766

Total comprehensive income								273,520

Cumulative effect of change in accounting principle					(4,603)			(4,603)
Exercise of share options			758,637	—	34,417	—	—	34,417
Share-based compensation			—	—	48,663	—	—	48,663
Other					211			211

Balances at December 31, 2006			33,704,399	14	1,088,176	(33,697)	302,768	1,357,261

Balances at December 31, 2006, in US $				2	139,436	(4,318)	38,796	173,916

The accompanying notes are an integral part of the consolidated financial statements

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

1. ORGANIZATION AND BASIS OF PRESENTATION

Baidu.com, Inc. (“Baidu.com” or the “Company”) was incorporated under the laws of the Cayman Islands on January 18, 2000. The Company is the 100% shareholder of Baidu Holding Ltd (“Baidu Holding”) incorporated in the British Virgin Islands. As of December 31, 2006, Baidu Holding owned four operational subsidiaries, details are as follows:

•	Baidu Online Network Technology (Beijing) Co., Ltd (“Baidu Online”) incorporated under the laws of the PRC on January 18, 2000,

•	Baidu (China) Inc. (“Baidu China”) incorporated under the laws of the People’s Republic of China (“PRC”) on June 6, 2005,

•	Baidu.com Times Technology (Beijing) Co., Ltd (“Baidu Times”) incorporated under the laws of the PRC on April 19, 2006, and

•	Baidu Inc. (“Baidu Inc.”) incorporated in Tokyo under the laws of Japan on December 13, 2006. Baidu Inc. had no substantive operation as of December 31, 2006

The Company also effectively controls two variable interest entities (“VIEs”):

•	Beijing Baidu Netcom Science Technology Co., Ltd (“Baidu Netcom”) incorporated under the laws of the PRC on June 5, 2001, and

•	Beijing Perusal Technology Co., Ltd. (“Beijing Perusal”) incorporated under the laws of the PRC on June 6, 2006.

The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”.

The Group offers Internet search solutions and online marketing solutions, develops and markets scaleable web application software and provides related services. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own and conducts its primary business operations through its subsidiaries and VIEs in the PRC.

PRC laws and regulations prohibit or restrict foreign ownership of Internet content and advertising businesses. To comply with these foreign ownership restrictions, the Company operates its websites and provides online advertising services in the PRC through VIEs, the PRC legal entities that were established by the individuals authorized by the Company. The paid-in capital of the VIEs was funded by the Company through loans extended to the authorized individuals. The Company has entered into certain exclusive agreements with the VIEs, which obligate the Company to absorb a majority of the risk of loss from the VIEs’ activities and entitles the Company to receive a majority of its residual returns. In addition, the Company has entered into certain agreements with the authorized individuals including loan agreements for the paid-in capital of the VIEs, option agreements to acquire the shareholding in the VIEs when permitted by the PRC laws, and share pledge agreements for the shares in VIEs held by the authorized individuals.

Based on these contractual arrangements, the Company consolidates the VIEs as required by FASB Interpretation No. 46R (“FIN 46R”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 because the Company is the primary beneficiary of the VIEs.

The Company’s consolidated assets do not include any collateral for the obligations of the VIEs. The carrying amount of the total assets of VIEs as of December 31, 2006 was RMB28,798 and there was no pledge or collateralization of their assets. Furthermore, creditors of the VIEs have no recourse to the general credit of Baidu Online, which is the primary beneficiary of the VIEs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and VIEs are eliminated upon consolidation. The Company has included the results of operations of acquired businesses from the date of acquisition.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Changes

The Company adopted Statement of Financial Accounting Standards 123 ( revised 2004 ) (“SFAS 123R”), Share-Based Payment, using the modified prospective transition approach from January 1, 2006, prior to which the Company accounted for share-based compensation arrangements with employees in accordance with the provisions of Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees, and related interpretations thereof. Pursuant to SFAS 123R, the Company recognized share-based compensation over the requisite service periods for any share-based awards granted after December 31, 2005 based on the fair values of all share-based awards on the dates of grant. The Company continues to account for share options that were granted prior to the initial public filing of the Company’s F-1 registration statement with the US Securities and Exchange Commission (“SEC”) on July 12, 2005 but that remained unvested at December 31, 2005 under APB 25. For share-based awards granted after the initial public filing but prior to January 1, 2006, the compensation cost related to unvested portion is recognized based on the fair value of those awards on their respective date of grant. Such costs are recognized upon the adoption of SFAS 123R on January 1, 2006.

The adoption of SFAS 123R resulted in a cumulative benefit from accounting change of RMB4,603 in 2006, which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense. As a result of adopting SFAS 123R, income before income taxes and net income for the year ended December 31, 2006, were RMB9,097 (US$1,166) and RMB4,494 (US$576) less than that had we continued to account for share-based compensation under APB 25. Furthermore, basic and diluted earnings per Class A and Class B ordinary shares for the year ended December 31, 2006 were approximately RMB0.13 and RMB0.13 (US$0.02) less than that had we continued to account for share-based compensation under APB 25.

The Company adopted SEC Staff Accounting Bulletin No. 107 in 2006, which requires share-based compensation to be presented in the same manner as cash compensation rather than as a separate line item in prior periods. Share-based compensation recognized in prior periods has been reclassified to conform to the presentation in the current period. This change in accounting policy has no accounting impact on the Company’s net income or retained earnings.

Convenience Translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB7.8041 on December 31, 2006 in the city of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

Foreign Currency

The Company’s functional currency is the US$. The Company’s subsidiaries and VIEs determine their functional currencies based on the criteria of SFAS 52 Foreign Currency Translation and have determined their functional currency to be their respective local currency. The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate its operating results and financial position respectively. Any translation gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of income.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

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

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, short-term investment, accounts receivable, accounts payable and accrued liabilities, approximate their fair values because of their generally short maturities.

Cash, Cash Equivalents and Short-term Investments

Cash and cash equivalents stated at cost, which approximates fair value, primarily consist of cash and investments in interest bearing demand deposit accounts, liquidity funds and money market funds. All highly liquid investments with stated maturities of three months or less from the date of purchase are classified as cash equivalents; all highly liquid investments with stated maturities of greater than three months, but less than 12 months, are classified as short-term investments which are stated at their approximate fair value.

The Company determines the appropriate classification of short-term investments in money market funds at the time of purchase and reevaluates such designation at each balance sheet date. The short-term investments in money market funds have been classified and accounted for as available for sale. These short-term investments are carried at fair value, with the unrealized gains and losses (net of taxes) reported in accumulated other comprehensive income as a component of shareholders’ equity, except for unrealized losses determined to be other than temporary which are expensed. Any realized gains or losses on the sale of the money market funds are determined on a specific identification method, and such gains and losses are reflected as a component of interest income, net.

Investments

The investments for which the Company does not have the ability to exercise significant influence (generally, when the Company has an investment of less than 20% ownership and no representation on the company’s board of directors) and for which there is not a readily determinable fair value, are accounted for using the cost method. Dividends and other distributions of earnings from investees, if any, are included in income when declared. The Company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting and any impairment is included in the Company’s consolidated statements of income.

Fixed Assets

Fixed assets are stated at cost and are depreciated or amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Leasehold improvements	- over lease terms
Computer equipment	- 3 or 5 years
Internal use software development costs	- 3 years
Vehicles and office equipment	- 5 years

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets (continued)

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of income.

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific fixed assets items and depreciation of these assets commences when ready for their intended use.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Company assesses goodwill for impairment at the reporting unit level.

Intangible assets are carried at cost less accumulated amortization. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets, as follows:

Domain name	–	5 years
Customer relationships	–	4.9 years
Non-competition agreements	–	4 years
Software	–	9.8 years
Contract-based assets	–	2.4 years

Intangible assets with an indefinite useful life are not amortized. In accordance with this policy, one of the Domain Name assets, which was acquired in July 2006, is not subject to amortization, as the remaining useful life is indefinite. The total amount assigned to the domain name is RMB9,360 as of December 31, 2006. If the intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset will be tested for impairment and then amortized prospectively over its estimated remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization. Intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

The Company reviews and adjusts the carrying value of the intangible assets if the facts and circumstances suggest the intangible assets may be impaired.

The Company assessed and concluded that there was no impairment for goodwill and intangible assets in any of the years presented.

Impairment of Assets Group

The Company evaluates long-lived assets, such as property, plant and equipment and purchased intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company assesses the recoverability of the assets group based on the undiscounted future cash flow the assets group are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the assets group plus net proceeds expected from disposition of the assets group, if any, are less than the carrying value of the assets group. If the Company identifies an impairment, the Company reduces the carrying amount of the assets group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable and Other Receivables

Accounts receivable are recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The Company generally does not require collateral from its customers.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends. A general provision is made on the following basis:

Number of days over due	% provided
<90	0%
91-120	10%
121-150	40%
151-180	70%
>180	100%

Deferred Income

Deferred income represents government subsidies relating to the purchase of domestic equipment and is recognized upon receipt. Deferred income is amortized over the estimated remaining useful lives of the related fixed assets and credited as other income in the consolidated statements of income.

Revenue Recognition

The Company recognizes revenue based on the following principles:

Online marketing services

(1) Auction-based pay-for-performance service

The Company’s auction-based pay-for-performance (“P4P”) platform enables a customer to place its website link and related description on the Company’s search result list. The customers make bids to determine how much they are willing to pay for each click to their listings in the search results listed on the Company’s website. The amount of the customer’s bid will influence the ranking of the customer’s listing in the search results. The customer pays the Company only when a user clicks on one of its website links. Revenue is recognized when a user clicks on one of the customer-sponsored website links, there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by SEC Staff Accounting Bulletin No. 104 (“SAB 104”).

For certain P4P customers engaged through direct sales, the Company may provide certain value-added consultative services to help its customers to better utilize its P4P online marketing system. Fees for such services are recognized as revenue on a pro-rata basis over the contracted service period.

(2) Other performance-based online marketing services

To the extent the Company provides online marketing services based on performance criteria other than click-throughs, such as the number of telephone calls brought to its customers, the number of users registered with its customers, or the number of minimum click-throughs, revenue is recognized when the specified performance criteria are met together with satisfaction of other applicable revenue recognition criteria as prescribed by SAB 104.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

(3) Time-based online advertising services

For time-based online advertising services such as text links, banners, or other forms of graphical advertisements, the Company recognizes revenue, in accordance with SAB 104, on a pro-rata basis over the contractual term commencing on the date the customer’s advertisement is displayed in a specified webpage. For certain time-based contractual agreements, the Company may also provide certain performance guarantees, in which cases revenue is recognized at the later of the completion of the time commitment or performance guarantee.

(4) Online marketing services involving Baidu Union

Baidu Union is the program through which the Company expands distribution of its customers’ sponsored links or ads by leveraging traffic of the Baidu Union members’ internet properties. The Company makes payments to Baidu Union members for acquisition of traffic. The Company recognizes gross revenue for the amount of fees it receives from its customers. Payments made to Baidu Union members are included in cost of revenues as traffic acquisition costs.

(5) Barter transactions

The Company may engage in barter transactions from time to time and adopted the provisions of Accounting Principles Board No. 29, Accounting for Nonmonetary Transactions. While nonmonetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, the transaction is recognized based on the carrying value of the product or services provided. The amount of revenues recognized for barter transactions was insignificant for each of the periods presented.

In addition, the Company recognized revenues for barter transactions involving advertising in accordance with Emerging Issues Task Force (“EITF”) 99-17, Accounting for Advertising Barter Transactions. However, neither the amount recognized nor the volume of such transactions not qualified for income recognition were material.

(6) Other revenue recognition related policies

If a sales contract stipulates more than one of the services described in (1), (2) and (3) (collectively the “Services”), and the Services are considered as multiple accounting units in accordance with EITF 00-21, Revenue Arrangements with Multiple Deliverables, the total revenue on such arrangements is allocated to the individual deliverables based on their relative fair values. If sufficient vendor-specific objective evidence of fair value does not exist for the allocation of revenue, the fee for the entire arrangement is recognized ratably over the term of the arrangement.

The Company engages third party distributors to deliver some of its online marketing services to end customers. In this context, the Company may provide cash incentives to distributors. The cash incentives are accounted for as reduction of revenue in accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).

Cash received in advance from customers is recorded as customer deposits. The unused cash balances remaining in customers’ accounts are included as a liability of the Company. Deferred revenue is recorded when services are provided before the applicable revenue recognition criteria as required by SAB104 are fulfilled.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Other services

The Company generates fees from the sale and license of its Search Appliance products, which includes software and post-contract support. The Company recognizes revenue in accordance with Statement of Position 97-2, Software Revenue Recognition, as amended. For transactions in which the elements are not sold separately, sufficient vendor-specific objective evidence of fair value does not exist for the allocation of revenue. As a result, commencing with the delivery of the hardware and software, the fee for the entire arrangement is recognized ratably over the term of the post-contract support arrangement.

Revenue is recognized net of value added tax (“VAT”) payable to, but includes the benefit of the rebate of VAT on sale of enterprise search software received or receivable from, the Chinese tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. Sales of products in the PRC are subject to a 17% VAT. Companies that fulfill certain criteria set by the relevant authorities are entitled to a refund of VAT equivalent to the excess over 3% of contracted amount paid in the month when output VAT exceeds input VAT. Such VAT rebates are recorded on an accrual basis. The VAT rebate was RMB604, RMB1,418 and RMB1,014 (US$130) for the year ended December 31, 2004, 2005 and 2006, respectively.

Cost of Revenues

Cost of revenues consists primarily of business taxes and surcharges, traffic acquisition costs, bandwidth costs, depreciation, payroll and related costs of operations.

The Company incurs business taxes and surcharges in connection with the provision of online marketing services in China. The business tax and surcharges in cost of revenues for 2004, 2005 and 2006 were RMB6,542, RMB20,770 and RMB 51,833 (US$6,642), respectively. Traffic acquisition costs represent the amounts paid or payable to Baidu Union members from which the Company generates revenues. These payments are primarily based on revenue sharing arrangements under which the Company pays its Baidu Union members a percentage of the fees it earns from its online marketing customers, primarily generated by click-throughs by users of that member’s properties.

Capitalization of Software Developed for Internal Use

The Company has capitalized certain internal use software development costs in accordance with SOP 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, totaling RMB2,155, RMB609 and RMB1,397 (US$179) in 2004, 2005 and 2006, respectively. These costs mainly include payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal use software projects. The estimated useful life of software development costs is determined to be three years. The amortization expense for capitalized costs totaled RMB1,328, RMB1,980 and RMB1,659 (US$213) for the years ended December 31, 2004, 2005 and 2006. Capitalized internal use software costs are included in fixed assets, net.

Advertising Expenses

Advertising expenses, primarily advertisements through media publications, are included in “Selling, general and administrative expense” and are expensed when incurred. Advertising expense for the years ended December 31, 2004, 2005 and 2006 were RMB2,998, RMB20,397 and RMB19,686 (US$2,523).

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

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

Income Taxes

The Company recognizes income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. The Company records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Comprehensive Income

Comprehensive income is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income is reported in the consolidated statements of shareholders’ equity. Accumulated other comprehensive loss of the Company includes the foreign currency translation adjustments.

Share-based Compensation

As noted above, the Company adopted SFAS 123R using the modified prospective transition approach from January 1, 2006, prior to which the Company accounted for share-based compensation arrangements with employees in accordance with the provisions of APB 25 and related interpretations thereof. Pursuant to SFAS 123R, the Company recognized share-based compensation over the requisite service periods for any share option and restricted share granted after December 31, 2005 based on the fair values of share option and restricted share on the dates of grant. The Company continues to account for share options that were granted prior to the initial public filing of the Company’s F-1 registration statement with the US SEC on July 12, 2005 that remained unvested at December 31, 2005 under APB 25. For share-based awards granted after the initial public filing but prior to January 1, 2006, the unvested compensation cost at the effective date of adoption of SFAS 123R is computed based on the grant date fair values of those awards.

The Company recognizes share-based compensation after the date of adoption of SFAS 123R using the accelerated method for all share-based awards issued prior to January 1, 2006, other than those options accounted for under APB 25. The Company has elected to recognize share-based compensation after the date of adoption of SFAS 123R using the straight-line method for all share-based awards issued after January 1, 2006, which results in the recognition of less share-based compensation in the first several years during the vesting period compared to that which would have been recognized had the Company used the accelerated method. Forfeitures were estimated based on historical experience and are periodically reviewed.

The Company accounts for share awards issued to non-employees in accordance with the provisions of SFAS 123R and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”). Under SFAS 123R and EITF 96-18, the Company uses the Black-Scholes option pricing model method to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based Compensation (continued)

Prior to the adoption of SFAS 123R, the Company accounted for employee share-based compensation using the intrinsic value method prescribed by APB 25. The Company applied below the disclosure provisions of SFAS123, as amended by SFAS 148 as if the fair value method had been applied. If this method had been used, the Company’s net income and net income per Class A and Class B ordinary shares for the year ended December 31, 2005 would have been adjusted to the pro forma amounts below:

2005
RMB
Net income, as reported	47,605
Add: Share-based compensation expense for employees included in reported net income	11,085
Deduct: Share-based compensation expense for employees determined under fair value method	(18,995)

Pro forma net income	39,695

Basic net income per Class A and Class B ordinary shares
As reported	2.40
Pro forma	2.00
Diluted net income per Class A and Class B ordinary shares
As reported	1.49
Pro forma	1.24

Recent Accounting Pronouncements

In June 2006, EITF reached consensus on issue 06-3 (“EITF 06-3”), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement. The Company has included the business tax and surcharges incurred on its online marketing revenues in cost of revenues. This accounting has no impact on the Company’s net income or retained earnings.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The implementation of this standard on January 1, 2007 is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

On September 15, 2006 the FASB issued SFAS No. 157, Fair Value Measurement (“SFAS 157”). The standard provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact of this new standard on its financial statements.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact of this new standard on its financial statements.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Risks

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, short-term investments and accounts receivable. As of December 31, 2006, substantially all of the Company’s cash and cash equivalents and short-term investments were managed by financial institutions that the management believes are of high credit quality. The Company has approximately RMB382,235 in cash, bank deposits and money market funds in the PRC, which constitute about 31% of total cash and cash equivalents and short-term investments. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006, which will come into effect on June 1, 2007, which contains separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have been severe competitors against Chinese banks in many aspects, especially since the opening of Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in China. The risk with respect to accounts receivables is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

Business and economic risks

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for services and products; competitive pressures due to excess capacity or price reductions; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory considerations; risks associated with the ability to obtain necessary raw materials; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

No customer or other Baidu Union member generated greater than 10% of revenue for each of the periods presented.

The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Currency convertibility risk

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

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Risks (continued)

Foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and short-term investments, denominated in the U.S. dollar. From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the U.S. dollar against RMB was approximately 3% in 2006. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any significant revaluation of RMB may materially and adversely affect the cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in U.S. dollars. The functional currency of the Company is the U.S. dollar, and the reporting currency is RMB. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses when translating the net assets of the Company from the U.S. dollar into RMB.

For the years ended December 31, 2005 and 2006, the foreign currency translation adjustments to the Company’s other comprehensive loss were RMB5,451 and RMB28,246 respectively.

3. ACCOUNTS RECEIVABLE

		December 31,
		2005	2006	2006
		RMB	RMB	US$
Accounts receivable		26,996	27,262	3,493
Less: Allowance for doubtful accounts		(4,643)	(4,211)	(539)

		22,353	23,051	2,954

	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Movements in allowance for doubtful accounts
Balance at the beginning of the year	—	627	4,643	595
Amounts charged to (credited against) costs and expenses	627	4,301	(310)	(40)
Write-offs	—	(285)	(122)	(16)

Balance at the end of the year	627	4,643	4,211	539

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2005	2006	2006
	RMB	RMB	US$
Deposits	3,578	4,968	636
Prepaid expenses	2,880	3,485	447
Advances to suppliers	2,025	3,283	421
Interest receivable	25	460	59
Receivables from employees	2,171	10,189	1,306
Prepaid income taxes	—	9,515	1,219
Other	278	439	56

	10,957	32,339	4,144

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

5. FIXED ASSETS

	December 31,
	2005	2006	2006
	RMB	RMB	US$
Leasehold improvements	6,782	12,848	1,646
Construction in progress	—	9,465	1,213
Computer equipment	126,863	262,687	33,660
Capitalized internal use software costs	6,392	7,789	998
Office equipment	3,423	6,660	853
Motor vehicles	2,271	2,636	338

	145,731	302,085	38,708
Less: Accumulated depreciation	(49,311)	(110,351)	(14,140)

	96,420	191,734	24,568

6. GOODWILL AND INTANGIBLE ASSETS

During 2006, the Company acquired online marketing properties and related assets accounted for as business combinations, resulting in the recognition of RMB38,029 of acquired goodwill. The changes in the carrying amount of goodwill are as follows:

		2005	2006	2006
		RMB	RMB	US$
Balance as of January 1		—	9,287	1,190
Goodwill acquired		9,287	38,029	4,873

Balance as of December 31		9,287	47,316	6,063

Intangible assets consist of the following:
		As of December 31, 2005
		Gross Carrying Value	Accumulated Amortization	Net Carrying Value
		RMB	RMB	RMB
Domain name		15,141	3,916	11,225
Customer relationships		2,196	239	1,957
Non-competition agreements		152	31	121

		17,489	4,186	13,303

	As of December 31, 2006
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Net Carrying Value
	RMB	RMB	RMB	USD
Domain name	24,433	6,912	17,521	2,245
Customer relationships	26,039	3,106	22,933	2,939
Non-competition agreements	1,022	192	830	106
Software	3,219	254	2,965	379
Contract-based assets	186	49	137	18

	54,899	10,513	44,386	5,687

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

6. GOODWILL AND INTANGIBLE ASSETS (continued)

Amortization expense for the year ended December 31, 2006 was RMB6,327 (US$811). Estimated amortization expenses of the existing intangible assets for the next five years are as follows:

	RMB	US$
For the year ending December 31,
2007	9,194	1,178
2008	9,182	1,177
2009	7,429	952
2010	5,254	637
2011	2,702	346

7. ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2005	2006	2006
	RMB	RMB	US$
Accrued payroll and welfare	10,534	17,694	2,267
Accrued legal contingencies	660	—	—
Accrued operating expenses	7,734	23,883	3,060
Taxes payable	6,942	38,012	4,871
Distributors’ deposits	1,997	1,872	240
Purchase of fixed assets	4,803	36,054	4,620
Traffic acquisition costs	4,553	14,758	1,891
Bandwidth	2,558	4,492	576
Professional expenses	9,188	7,562	969
Purchase of intangible assets	—	4,000	513
Other	4,168	4,814	616

	53,137	153,141	19,623

8. DEFERRED REVENUE

	December 31,
	2005	2006	2006
	RMB	RMB	US$
Online marketing services	2,942	1,741	223
Other services	4,716	842	108

	7,658	2,583	331

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

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

9. INCOME TAXES (Continued)

China

In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises”, foreign invested enterprises are generally subject to enterprise income tax (“EIT”) at the rate of 30% plus a local income tax of 3%.

Baidu Online, being a foreign invested enterprise and located in the Beijing Zhongguancun Science Park, has been recognized as a “New and High Technology Enterprise” and thus entitled to a reduced EIT rate of 15% upon expiry of a tax holiday, as well as an exemption from local income tax. In addition, Baidu Online was granted a “tax holiday” for a full exemption from EIT from 2000 to 2002, and a 50% tax reduction (at 7.5%) from 2003 to 2005. In 2006, Baidu Online obtained the certificate of “Advanced Technology Enterprise” from the Beijing Municipal Bureau of Commerce, which qualified Baidu Online for a 10% EIT rate from 2006 to 2008.

Baidu China has been granted “Software Enterprise” status by Shanghai Municipal Informationization Commission and thus entitled to a reduced EIT rate of 15% upon expiry of a tax holiday, as well as exemption from local income tax. In addition, Baidu China was granted a “tax holiday” for a full exemption from EIT from 2006 to 2007, and a 50% tax reduction (at 7.5%) from 2008 to 2010.

Baidu Times, being a foreign invested enterprise and located in the Beijing Zhongguancun Science Park, has been recognized as a “New and High Technology Enterprise” and thus entitled to a reduced EIT rate of 15% upon expiry of a tax holiday, as well as exemption from local income tax. In addition, Baidu Times was granted a “tax holiday” for a full exemption from EIT from 2006 to 2008, and a 50% tax reduction (at 7.5%) from 2009 to 2011.

Beijing Perusal, a PRC domestic company and a VIE to which the Company is deemed a primary beneficiary, is located in the Beijing Zhongguancun Science Park and therefore has been granted “New and High Technology Enterprise” status and thus entitled to a reduced EIT rate of 15% upon expiry of a tax holiday, as well as exemption from local income tax. In addition, Beijing Perusal was granted a “tax holiday” for a full exemption from EIT from 2007 to 2009, and a 50% tax reduction (at 7.5%) from 2010 to 2012.

Baidu Netcom and Beijing Perusal Wuhan branch, as PRC domestic company and branch of PRC domestic company, are governed by the Enterprise Income Tax Laws of the PRC and is subject to EIT at a rate of 33%.

Japan

Baidu Japan, with a paid-in capital less than Japanese Yen (JPY) 100 million, is subject to a national tax of 22% if its taxable income would not exceed JPY8 million. Otherwise, the national corporate tax would be 30%. Additional prefectural and municipal inhabitant tax based upon the amount of national corporate tax paid and a per capital element. Baidu Japan has no substantive operation and income taxes in 2006.

The Company had minimal operations in jurisdictions other than the PRC. Income (loss) before income taxes consists of:

	For the years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
PRC	31,250	75,242	328,428	42,084
Cayman Islands and Japan	(18,764)	(25,726)	(19,009)	(2,436)

	12,486	49,516	309,419	39,648

The loss from Cayman Islands and Japan contains primarily administration expenses, interest income and charges for share-based compensation.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

9. INCOME TAXES (Continued)

Income tax expense (benefit) consists of:

	For the years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Current income tax	481	6,203	15,500	1,986
Deferred income tax (benefit)	—	(4,292)	(3,244)	(416)

	481	1,911	12,256	1,570

The reconciliation of tax computed by applying respective statutory income tax rate to pre-tax income is as follows:

	For the years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Expected taxation at PRC EIT statutory rate of 33%	4,120	16,339	102,108	13,084
Effect of differing tax rates in different jurisdictions	6,192	8,490	6,273	804
Permanent differences – non-taxable income	(199)	(525)	(438)	(56)
Permanent differences – non-deductible expense	436	353	1,295	166
Tax incentives relating to R&D expenditures (see below*)	(2,116)	(5,352)	(8,652)	(1,109)
Effect of tax exemption and reduction inside PRC	(6,490)	(18,257)	(87,615)	(11,227)
Deferred tax due to the enacted tax rate change (see below**)	—	—	883	113
Addition to (reversal of) valuation allowance	(1,462)	863	(1,598)	(205)

Taxation for the year	481	1,911	12,256	1,570

Effective tax rate	3.9%	3.9%	4.0%	4.0%

Earnings per Class A and Class B ordinary shares effect of tax exemptions and reductions inside PRC, (basic)	0.59	0.92	2.63	0.34

*	Subject to the approval of the PRC tax authorities, Baidu Online may enjoy an additional tax incentive relating to its research and development expenses. Should its research and development expenses increase by 10% or more when compared to the previous year and 50% of research and development expenses is higher than the current year’s taxable liability, a company may be able to claim an additional tax deduction amounting to 50% of the current year’s research and development expenses. The amount that exceeds the current year’s tax liability would not be able to be brought forward for the following year’s utilization.
**	As noted above, in 2006, Baidu Online obtained the certificate of “Advanced Technology Enterprise” from the Beijing Municipal Bureau of Commerce, which qualified Baidu Online for a 10% EIT rate from 2006 to 2008. The change resulted in a decrease in net income of RMB883 (US$113) and basic and diluted EPS of RMB0.03 for the year ended December 31, 2006.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

9. INCOME TAXES (Continued)

The tax effects of temporary differences that give rise to the deferred tax balance at December 31, 2005 and 2006 are as follows:

	December 31
	2005	2006	2006
	RMB	RMB	US$
Provision for doubtful receivables	1,327	1,019	130
Deferred revenue	850	176	22
Fixed assets	2,656	5,805	744
Net operating loss carry forward	344	—	—
Domestic equipment tax credit	37	—	—
Other	676	536	69

Deferred tax assets	5,890	7,536	965
Valuation allowance	(1,598)	—	—

Deferred tax assets, net	4,292	7,536	965

There are no operating loss carryforwards as of December 31, 2006.

10. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of subsidiaries of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB3,775, RMB12,742 and RMB32,618 (US$4,180) for the years ended December 31, 2004, 2005 and 2006, respectively.

11. COMMITMENTS AND CONTINGENCIES

Capital commitments

The Company’s capital commitments relate primarily to leasehold improvements and building construction. Total capital commitments contracted but not provided for in the financial statements was RMB10,675 (US$1,368) at December 31, 2006.

Operating lease commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Total rental expense under all operating leases was RMB2,965, RMB6,413 and RMB17,259 (US$2,212) for the years ended December 31, 2004, 2005 and 2006, respectively.

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following at December 31, 2006:

	RMB	US$
2007	16,458	2,109
2008	5,898	756
2009	419	53

	22,775	2,918

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

11. COMMITMENTS AND CONTINGENCIES (Continued)

Litigation

Baidu Netcom, Baidu China and Baidu Online were involved in certain cases pending in various PRC courts and Arbitration as of December 31, 2006. These cases include copyright infringement cases, unfair competition cases, and defamation cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could result in a loss of revenue or otherwise harm the business of the Company.

As of December 31, 2006, the plaintiffs claimed compensation of RMB35 million (US$4 million) in total. Although the results of litigation and claims cannot be predicted with certainty, the Company does not expect the outcome of the matters discussed above will have a significant adverse effect on its business, consolidated financial position, results of operations or cash flow.

12. ORDINARY SHARES

As of December 31, 2004, the Company’s Memorandum and Articles of Association authorized the Company to issue 853,751,123 shares with a nominal or par value of US$0.00005 per share. There were 11,306,372 shares legally outstanding on December 31, 2004.

On May 30, 2005, the Company’s shareholders approved an Amended and Restated Memorandum and Articles of Association, pursuant to which 31,326,801 shares were authorized as Class B ordinary shares. All of the existing ordinary shares and all of those to be issued to the existing preferred shareholders upon conversion were re-designated as Class B ordinary shares, each of which carries ten votes per share at future shareholder meetings. A total of 822,424,322 authorized but unissued ordinary shares were re-designated as Class A ordinary shares, each of which carries only one vote per share at future shareholder meetings. In addition, Class B ordinary shares are convertible into the same number of Class A ordinary shares at the option of the holder thereof at any time, and are automatically converted into the same number of Class A ordinary shares at any time the holder thereof transfers them to a person or entity that is not an affiliate of such holder.

Upon completion of the initial public offering (“IPO”) in August 2005, 16,648,877 Class B Ordinary shares were issued upon conversion of all convertible preferred shares. In addition, immediately following the closing of the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital consisted of 870,400,000 ordinary shares at a par value of US$0.00005 per share, of which 825,000,000 shares were designated as Class A ordinary shares, 35,400,000 as Class B ordinary shares, and 10,000,000 shares are designated as preferred shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares.

As of December 31, 2006 there were 22,574,381 and 11,130,018 Class A and Class B ordinary shares outstanding respectively.

13. PREFERRED SHARES

As mentioned in Note 12, upon completion of the IPO in August 2005, the amended Memorandum and Articles of Association authorized 10,000,000 preferred shares with a par value of US$0.00005 each. As of December 31, 2005 and 2006, there were no preferred shares issued and outstanding.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

14. RETAINED EARNINGS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiaries, being foreign invested enterprises established in China, are required to provide for certain statutory reserves, namely general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Company’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve fund until such fund has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the Company’s subsidiaries. Appropriation to the staff welfare and bonus fund is charged to selling, general and administrative expenses.

In accordance with the China Company Laws, the Company’s VIEs must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The Company’s VIEs are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to the statutory public welfare fund is 5% to 10% of their after-tax profits as reported in the PRC statutory accounts. Effective from January 1, 2006, under the revised China Company Laws, appropriation to the statutory public welfare fund is no longer mandatory. Appropriation to discretionary surplus is made at the discretion of the Company’s VIEs. Appropriation to the statutory public welfare fund is charged to selling, general and administrative expenses.

General reserve fund and statutory surplus fund are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare fund are restricted to the capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, neither are they allowed for distribution except under liquidation.

	December 31
	2005	2006	2006
	RMB	RMB	US$
PRC statutory reserve funds	9,900	44,125	5,654
Unreserved retained earnings (accumulated losses)	(8,898)	258,643	33,142

	1,002	302,768	38,796

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid up capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of VIEs in which the Company has no legal ownership, totaling approximately RMB113,364 and RMB171,653 (US$21,995) as of December 31, 2005 and 2006, respectively.

15. EARNINGS PER SHARE (“EPS”)

The Company computes net income per Class A and Class B ordinary shares in accordance with SFAS No. 128 (“SFAS 128”), Earnings per Share. Under the provisions of SFAS 128, basic net income per Class A and Class B ordinary shares is computed using the weighted average number of ordinary shares outstanding during the year.

Diluted net income per Class A and Class B ordinary shares is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options and redeemable convertible preferred shares. Certain securities that could potentially dilute EPS in the future were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the year presented. The dilutive effect of outstanding share options is reflected in diluted earnings per Class A and Class B ordinary shares by application of the treasury stock method. Redeemable convertible preferred shares are reflected on an if-converted basis.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

15. EARNINGS PER SHARE (“EPS”) (Continued)

The following table sets forth the computation of basic and diluted net income per Class A and Class B ordinary shares.

	For the years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Numerator:
Net income	12,005	47,605	301,766	38,668
Denominator:
Weighted average of issued shares outstanding	10,914,333	19,808,021	33,289,989	33,289,989
Weighted average of options exercised but related shares not yet issued (as below)	69,145	37	707	707

Denominator used for basic earnings per Class A and Class B ordinary shares	10,983,478	19,808,058	33,290,696	33,290,696
Effect of dilutive securities
Employee share options	1,428,004	1,830,281	1,215,898	1,215,898
Redeemable convertible preferred shares	15,712,845	10,405,549	—	—

Total effect of dilutive securities	17,140,849	12,235,830	1,215,898	1,215,898

Denominator used for diluted earnings per Class A and Class B ordinary shares	28,124,327	32,043,888	34,506,594	34,506,594

Basic earnings per Class A and Class B ordinary shares	1.09	2.40	9.06	1.16
Diluted earnings per Class A and Class B ordinary shares	0.43	1.49	8.75	1.12

As of December 31, 2004, 2005 and 2006, share options that were exercised, but where the underlying ordinary shares were not yet issued amounted to 220,249, 2,489 and nil, respectively. Proceeds received upon exercise of these share options totaled RMB321, RMB84 and nil for 2004, 2005 and 2006, respectively, and have been recorded in the Company’s additional paid-in capital.

For the purposes of calculating the Company’s basic and diluted earnings per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.

16. SHARE-BASED AWARDS PLAN

In January 2000, the Company adopted the 2000 Option Plan (the “Plan”). The Plan provides for the granting of share options and restricted ordinary shares to employees and consultants of the Company. Options granted under the Plan may be either incentive share options or nonqualified share options. Incentive share options (“ISO”) may be granted only to Company employees (including officers and directors who are also employees). Nonqualified share options (“NSO”) may be granted to Company employees and consultants. The Company has reserved 5,040,000 ordinary shares for issuance under the Plan. Under the Plan, which expires in ten years, options granted generally vest 25% after the first year of service and ratably each month over the remaining 36-month period.

Under the Plan, the employees may exercise their options immediately, but the Company has a right to repurchase such shares at the amount equal to the original purchase price paid by the grantee for each such Share. Before the closing date of the Company’s initial public offering on August 5, 2005, such repurchase right was exercisable at any time (i) during the 90-day period following employee termination date, or (ii) during the 90-day period following an exercise of the option that occurs after employee termination date. Upon the closing date of its initial public offering, the time limitation of exercising such repurchase rights has been changed to lapse at the rate of at least twenty percent of the shares subject to the share option per year over five years from the date the share option is granted (without respect to the date the award was exercised or became exercisable). The contractual term of options granted is generally five years.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

16. SHARE-BASED AWARDS PLAN (continued)

Starting from February 15, 2006, the Company has granted restricted Class A ordinary shares (Restricted Shares) of the Company under the Plan, which generally vest 50% after the first year of service and ratably each month over the remaining 12-month period. Terms for Restricted Shares are the same as share options except that Restricted Shares do not require exercise and have a two-year contractual term.

The following table summarizes the option activity for the year ended December 31, 2006 (amounts in thousands of U.S. Dollars (“US$”), except for number of shares and exercise price):

Share Option	Number of Shares	Weighted-average Exercise Price		Weighted-average Remaining Contractual Life	Aggregate Intrinsic Value (US$)
Outstanding, December 31, 2005	1,914,298	US$	7.70
Granted	118,350	US$	49.25
Exercised	(756,148)	US$	5.69
Forfeited/Cancelled	(121,842)	US$	20.39
Outstanding, December 31, 2006	1,154,658	US$	11.94	3.05	116,329
Vested and expected to vest at December 31, 2006	1,041,192	US$	11.71	3.05	105,137
Exercisable at December 31, 2006	357,407	US$	8.54	3.11	37,225

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2006 and the exercise price.

Total intrinsic value of options exercised for the three years ended December 31, 2004, 2005 and 2006 was RMB37,998, RMB66,004 and RMB396,324 (US$50,784), respectively.

As of December 31, 2006, there was RMB34,042 (US$4,362) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.52 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation related to these awards may be different from the expectation.

Restricted shares activity for the year ended December 31, 2006 was as follows:

Restricted Shares	Number of Shares	Weighted Average Grant date Fair value
Nonvested, December 31, 2005	—		—
Granted	26,105	US$	53.19
Vested	—		—
Forfeited	(3,580)	US$	54.39
Nonvested, December 31, 2006	22,525	US$	53.00

As of December 31, 2006, there was RMB6,156 (US$789) unrecognized share-based compensation cost related to restricted shares. That deferred cost is expected to be recognized over a weighted-average vesting period of 1.25 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation related to these awards may be different from the expectation.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

16. SHARE-BASED AWARDS PLAN (continued)

The fair value of each option award was estimated on the date of grant using the Black-Scholes Method valuation model. The volatility assumption was estimated based on the volatilities of comparable public companies and limited historical volatility of the Company’s share. Assumptions about the expected term were based on the vesting and contractual terms, employee demographics and the expected term of the similar companies. The Company considered the comparable data because the Company has limited relevant historical information to support the expected exercise behavior of employees who have been granted options. This relevant historical information is limited because the Company went public only since August 2005. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures were estimated based on historical experience.

The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

	2004	2005	2006
Risk-free interest rate	2.79%~3.60%	3.24%	1.98%~3.14%
Dividend yield	—	—	—
Expected volatility range	100%	89.25%~100%	82.55%~84.80%
Weighted average expected volatility	100%	95.20%	84.67%
Expected life (in years)	3	2~10	0.91~2.49

The table below summarizes the weighted average fair value and exercise price of share options granted:

	2004	2005	2006
	US$	US$	US$
Weighted average grant-date fair value of share options granted during the year:
Where exercise price is lower than market price	2.66	14.30	—
Where exercise price is equal to market price	—	26.63	25.89

Weighted average exercise price of share options granted during the year:
Where exercise price is lower than market price	4.27	10.30	—
Where exercise price is equal to market price	—	48.83	49.25

Total compensation cost recognized for the year ended December 31, 2006 is as follows:

	For the years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Cost of revenues	1,665	974	1,416	181
Selling, general and administrative	11,720	22,804	32,970	4,225
Research and development	3,125	9,793	13,894	1,780
Share-based compensation cost capitalized as part of internally used software in fixed assets	—	—	383	49

	16,510	33,571	48,663	6,235

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, and 2006

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

17. SEGMENT REPORTING

In accordance with SFAS 131, “Disclosures about segments of an Enterprise and Related Information,” the Company’s chief operating officer relies upon consolidated results of operations when making decisions about allocating resources and assessing performance of the Company; hence, the Company has only one operating segment. The Company does not distinguish between markets or segments for the purpose of internal reporting during the years of these financial statements.

The Company’s long-lived assets and revenue are substantially all located in and derived from the PRC. The Company’s Japanese subsidiary did not start operations as at December 31, 2006.

18. OTHER DEVELOPMENTS

In order to focus the Company’s strategy on its core online marketing business, on July 10, 2006, the Company decided to phase out the Enterprise Search Software business (“ES”), but will continue to serve existing contracts. The Company expects that the exit of ES will be completed in March 2008. The aggregate termination cost relating to the termination of this business is not material to the financial statements and has been charged to selling, general and administrative expenses.

19. COMPARATIVE INFORMATION

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current year’s presentation to facilitate comparison.

20. SUBSEQUENT EVENTS (unaudited)

On March 16, 2007, a new PRC Enterprise Income Tax Law (“New Tax Law”) was promulgated and would be effective on January 1, 2008 to all enterprise and organization except sole proprietorships and partnerships. The New Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Since the detailed implementation and administrative rules and regulations have not yet been announced, the financial impact of the New Tax Law to the Group cannot be reasonably estimated at this stage.