Form 20-F
period 2007-12-31
Baidu.com, Inc.
filed 2008-06-05
CIK 1329099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007.
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
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
Jennifer Li, Chief Financial Officer
Telephone: +(86 10) 8262-1188
Email: jenniferli@baidu.com
Facsimile: +(86 10) 8260-7007
12/F, Ideal International Plaza
No. 58 West-North 4th Ring,
Beijing, 100080, People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A ordinary shares, par value US$0.00005 per share	The NASDAQ Stock Market LLC* (The NASDAQ Global Select Market)

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares, each representing one Class A ordinary share.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)
     Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
25,136,147 Class A ordinary shares and 8,996,842 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2007.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑          No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐          No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑          No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑     Accelerated filer ☐     Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
     U.S. GAAP     ☑
     International Financial Reporting Standards as issued by the International Accounting Standards

Board	☐
Other	☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17 ☐
     Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐          No ☑
     (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
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
     • “Baidu Holdings” refers to Baidu Holdings Limited, our wholly-owned subsidiary in the British Virgin Islands;
     • “Baidu Online” refers to Baidu Online Network Technology (Beijing) Co., Ltd., our wholly-owned subsidiary in China;
     • “Baidu China” refers to Baidu (China) Co., Ltd., our wholly-owned subsidiary in China;
     • “Baidu Times” refers to Baidu.com Times Technology (Beijing) Co., Ltd., our wholly-owned subsidiary in China;
     • “Baidu Japan” refers to Baidu, Inc., our wholly-owned subsidiary in Japan;
     • “Baidu Hong Kong” refers to Baidu (Hong Kong) Limited, our wholly-owned subsidiary in Hong Kong;
     • “Baidu Netcom” refers to Baidu Netcom Science Technology Co., Ltd., our consolidated affiliated entity in China;
     • “Beijing Perusal” refers to Beijing Perusal Technology Co., Ltd., our consolidated affiliated entity in China;
     • “BaiduPay” refers to Beijing BaiduPay Science and Technology Co., Ltd., our consolidated affiliated entity in China established in February 2008, which is not included in the consolidated financial information included in this annual report;
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
     • “shares” or “ordinary shares” refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares; “convertible preferred shares” refers to and includes our Series A, Series B and Series C redeemable convertible preferred shares, all of which were converted into the same number of Class B ordinary shares upon the completion of our initial public offering on August 10, 2005; “preferred shares” refers to our preferred shares, none of which is issued and outstanding;

     • “ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;
     • “U.S. GAAP” refers to generally accepted accounting principles in the United States;
     • all references to “RMB” or “Renminbi” are to the legal currency of China and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States; and
     • all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
     This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB7.2946 to US$1.00, the noon buying rate in effect as of December 31, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.
     This annual report on Form 20-F includes our audited consolidated statements of income data for the years ended December 31, 2005, 2006 and 2007, and audited consolidated balance sheet data as of December 31, 2006 and 2007.
     On August 5, 2005, we listed our ADSs on The Nasdaq National Market, which was renamed The Nasdaq Global Market on July 1, 2006, or Nasdaq, under the symbol “BIDU.” We and certain selling shareholders of our company completed the initial public offering of 4,604,224 ADSs, each representing one Class A ordinary share, par value US$0.00005 per share, on August 10, 2005. Our ADSs currently trade on The Nasdaq Global Select Market, a segment of The Nasdaq Global Market.
FORWARD-LOOKING INFORMATION
     This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:
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
     • PRC governmental policies relating to the Internet and Internet search providers; and
     • development of PRC tax law reforms that may have uncertain implications on high and new technology companies.
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
A. Selected Financial Data
     The following table presents the selected consolidated financial information for our company. The selected consolidated statements of income data for the three years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data for the year ended December 31, 2005 have been derived from our audited consolidated balance sheet as of December 31, 2005, which is not included in this annual report. The selected consolidated statements of income data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements for the years ended December 31, 2003 and 2004, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
(in thousands except per share and per ADS data)	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statements of Income Data:
Revenues:
Online marketing services	31,775	106,854	307,363	828,484	1,741,021	238,673
Other services	8,796	10,597	11,852	9,354	3,404	467
Total revenues	40,571	117,451	319,215	837,838	1,744,425	239,140
Operating costs and expenses:
Cost of revenues	(23,284)	(41,192)	(104,401)	(245,489)	(645,406)	(88,477)
Selling, general and administrative	(19,599)	(50,724)	(134,771)	(250,240)	(411,163)	(56,366)
Research and development	(6,983)	(14,531)	(44,200)	(79,231)	(140,702)	(19,289)

Total operating costs and expenses	(49,866)	(106,447)	(283,372)	(574,960)	(1,197,271)	(164,132)

Operating (loss)/profit	(9,295)	11,004	35,843	262,878	547,154	75,008
Interest income	325	1,135	13,580	42,443	49,009	6,719
Other income, net	85	347	93	4,098	20,053	2,749
Income before tax and cumulative effect of change in accounting principle	(8,885)	12,486	49,516	309,419	616,216	84,476
Taxation	—	(481)	(1,911)	(12,256)	12,752	1,748
Cumulative effect of change in accounting principle	—	—	—	4,603	—	—

Net (loss)/income	(8,885)	12,005	47,605	301,766	628,968	86,224

Net (loss)/income per share of Class A ordinary shares, per share of Class B ordinary shares and per ADS(1):
Basic:
Basic (prior to cumulative effect of change in accounting principle)	(0.87)	1.09	2.40	8.92	18.57	2.55
Cumulative effect of change in accounting principle	—	—	—	0.14	—	—

Basic (after cumulative effect of change in accounting principle)	(0.87)	1.09	2.40	9.06	18.57	2.55

Diluted:
Diluted (prior to cumulative effect of change in accounting principle)	(0.87)	0.43	1.49	8.62	18.11	2.48
Cumulative effect of change in accounting principle	—	—	—	0.13	—	—

	For the Year Ended December 31,
(in thousands except per share and per ADS data)	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB	US$
Diluted (after cumulative effect of change in accounting principle)	(0.87)	0.43	1.49	8.75	18.11	2.48

Pro forma net earnings per share on an as converted basis for Class A and Class B ordinary shares (unaudited)(2):
Basic		0.45	1.58	9.06	18.57	2.55
Diluted		0.43	1.49	8.75	18.11	2.48
Pro forma weighted average aggregate number of ordinary shares on an as converted basis used in per share calculations for Class A ordinary shares (unaudited)(2):
Basic		26,696	30,214	33,291	33,873	33,873
Diluted		28,124	32,044	34,507	34,724	34,724

(1)	As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted net (loss) income per share of Class A and Class B ordinary shares are the same for all the periods presented during which there were two classes of ordinary shares. Prior to the creation of the two classes of ordinary shares in May 2005, we only had one class of ordinary shares. For the periods during which there were two classes of ordinary shares, the weighted average number of ordinary shares represents the sum of the weighted average number of Class A and Class B ordinary shares. Please see Note 15 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amount and the weighted average numbers of Class A and Class B ordinary shares.

(2)	As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted pro forma earnings per share of Class A and Class B ordinary shares are the same for all the periods presented.

(in thousands)	As of December 31,
	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheets Data:
Cash and cash equivalents	62,825	200,196	900,593	1,136,274	1,350,600	185,151
Total assets	76,703	262,206	1,136,423	1,668,077	2,655,908	364,092
Total liabilities	19,639	54,192	131,370	310,816	634,536	86,987
Redeemable convertible preferred shares	91,622	211,352	—	—	—	—
Total shareholders’ (deficit) / equity	(34,558)	(3,338)	1,005,053	1,357,261	2,021,372	277,105
Total liabilities, redeemable convertible preferred shares and shareholders’ equity	76,703	262,206	1,136,423	1,668,077	2,655,908	364,092

Exchange Rate Information
     Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.2946 to US$1.00, the noon buying rate in effect as of December 31, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On June 4, 2008, the noon buying rate was RMB 6.9633 to US$1.00.
     The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

Period	Noon Buying Rate
	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
December	7.2946	7.3682	7.4120	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April	6.9870	6.9997	7.0185	6.9840
May	6.9400	6.9725	7.0000	6.9377
June (through June 4, 2008)	6.9633	6.9433	6.9633	6.9325

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.
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
     We have a limited operating history. We commenced operations in 2000 and first achieved profitability in the quarter ended March 31, 2004. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries such as the Internet industry in China. Some of these risks and uncertainties relate to our ability to:
•	maintain our leading position in the Internet search market in China;

•	offer new and innovative products and services to attract and retain a larger user base;

•	attract additional customers and increase spending per customer;

•	increase awareness of our brand and continue to develop user and customer loyalty;

•	respond to competitive market conditions;

•	respond to changes in the regulatory environment;

•	manage risks associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	attract, retain and motivate qualified personnel;

•	build profitable operations in new markets such as the Japanese Internet search market; and

•	upgrade our technology to support increased traffic and expanded services.
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
     The use of the Internet as a marketing channel is at an early stage in China. Internet and broadband penetration rates in China are both relatively low as compared to those in most developed countries. Many of our current and potential customers have limited experience with the Internet as a marketing channel, and historically have not devoted a significant portion of their marketing budgets to online marketing and promotion. As a result, they may not consider the Internet an effective channel to promote their products and services as compared to traditional print and broadcast media. Our ability to generate significant revenues may be negatively impacted by a number of factors, many of which are beyond our control, including:
•	difficulties associated with developing a larger user base with demographic characteristics attractive to customers;

•	increased competition and potential downward pressure on online marketing prices;

•	higher customer acquisition costs due in part to the limited experience of small to medium-sized enterprises, or SMEs, with the Internet as a marketing channel;

•	failure to develop an independent and reliable means of verifying online traffic;

•	ineffectiveness of our online marketing delivery, tracking and reporting systems; and

•	lack of increase in Internet usage in China.
We face significant competition and may suffer from a loss of users and customers as a result.
     We face significant competition in almost every aspect of our business, particularly from other companies that seek to provide Internet search services to users and provide online marketing services to customers. Our main competitors include U.S.-based Internet search providers providing Chinese language Internet search services such as Google and Yahoo! and Chinese Internet companies. These Chinese competitors include Internet portals such as Netease, Sina, Sohu and Tencent, other Internet search service providers such as Sougou, Yisou, Sousou, Zhongsou and Youdao, and business-to-business, or B2B, service providers such as Alibaba. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance) and quantity (index size) of the search results, availability and ease of use of products and services, the number of customers, distribution channels and the number of associated third-party websites. In addition, we may face greater competition from our U.S.-based competitors as a result of, among other things, a relaxation on the foreign ownership restrictions of PRC Internet content and advertising companies, improvements in online payment systems and Internet infrastructure in China and our U.S.-based competitors’ increased business activities in China.

     Many of our competitors have significantly greater financial resources than we do. They also have longer operating histories and more experience in attracting and retaining users and managing customers than we do. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for users, customers, distributors and networks of third-party websites, investing more heavily in research and development and making acquisitions. If any of our competitors provides comparable or better Chinese language search experience, our user traffic could decline significantly. Any such decline in traffic could weaken our brand, result in loss of customers and users and have a material adverse effect on our results of operations.
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
     Additionally, we have announced plan to offer consumer-to-consumer, or C2C, services and instant messaging, or IM, services in China. As we launch these and other new products and services, we will face competition from the existing leading providers of those services, which have longer histories and more established relationships with customers and users. If we cannot compete effectively against the existing leading providers of C2C, IM and other products and services that we launch in the future, we may not be able to develop a sufficiently large customer and user base for our services and eventually achieve profitability from those services, and as a result, our future results of operations and growth prospect could be materially and adversely affected.
Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed.
     We believe that our brand “Baidu” has contributed significantly to the success of our business. We also believe that maintaining and enhancing the “Baidu” brand is critical to increasing the numbers of our users, customers and Baidu Union members. As our market becomes increasingly competitive, maintaining and enhancing our brand will depend largely on our ability to remain as an Internet search leader in China, which may be increasingly difficult and expensive.
     Historically, we developed our user base primarily by word-of-mouth and incurred limited brand promotion expenses. Our initial public offering in 2005 has significantly enhanced our brand recognition. We are also continuing our brand promotion efforts which we started approximately three years ago, but we cannot assure you that our marketing efforts will be successful in further promoting our brand. If we fail to promote and maintain the “Baidu” brand, or if we incur excessive expenses in this effort, our business and results of operations could be materially and adversely affected.

If we fail to continue to innovate and provide products and services to attract and retain users, we may not be able to generate sufficient user traffic levels to remain competitive.
     Our success depends on providing products and services that enable users to have a high-quality Internet experience. We must continue to invest significant resources in research and development to enhance our Internet search technology and our existing products and services and introduce additional high-quality products and services to attract and retain users and compete against our competitors. If we are unable to anticipate user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users and customers. Our operating results may also suffer if our innovations do not respond to the needs of our users and customers, are not appropriately timed with market opportunities or are not effectively brought to market. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar to or better than those generated by our search services. This may force us to expend significant resources in order to remain competitive.
If we fail to keep up with rapid technological changes, our future success may be adversely affected.
     The online marketing industry is subject to rapid technological changes. Our future success will depend on our ability to respond to rapidly changing technologies, adapt our services to evolving industry standards and improve the performance and reliability of our services. Our failure to adapt to such changes could harm our business. New marketing media could also adversely affect us. For example, the number of people accessing the Internet through devices other than personal computers, including mobile telephones and hand-held devices, has increased in recent years. If we are slow to develop products and technologies that are more compatible with non-PC communications devices, or if the products and services we develop for people accessing the Internet through non-PC communications devices do not meet their needs, we may not be successful in capturing a significant share of this increasingly important market for media and other services. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive in our rapidly evolving industry, our future success may be adversely affected.
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

     Our products and services link to materials in which third parties may claim ownership of trademarks, copyrights or other rights. From time to time, we may be subject to trademark or copyright infringement or related claims, in China and internationally. For example, we provide search engine facilities capable of finding and accessing links to downloadable MP3 music, videos, images and other multimedia files and other items hosted on third-party websites, including search facilities enabling our users to search for MP3 music files in various ways such as by artist, title, or via lists of most-searched-for titles and artists. Some of these contents found using our search engine facilities may be protected by copyright.
     In China, uncertainties still exist with respect to the legal standards as well as the judicial interpretation of such standards for determining liabilities of Internet search providers for providing links to content on third-party websites that infringe upon others’ copyrights. In December 2007, the People’s High Court of Beijing upheld a lower court’s ruling in our favor in a case originally filed against us by seven music record companies in 2005 alleging that our MP3 search services had infringed upon their copyrights. The court ruled that our service, which only provides links to online music hosted on third parties’ websites, does not constitute infringement. In the same month, however, the People’s High Court of Beijing upheld the decision by another lower court in favor of the record companies in a suit originally filed by 11 record companies against Yahoo! China, one of our competitors, in July 2006. In the Yahoo! China case, the court held that Yahoo! China was negligent in failing to remove all links to the infringing content after receiving notice from copyright holders, including those links that it “should have known” to have infringing content. Although prior court rulings in China have only limited precedential value, the ruling of the People’s High Court of Beijing in the Yahoo! China case seems to suggest that that the courts in future cases may place the burden on Internet search providers to remove not only links that have been specifically mentioned in notices of infringement from right holders, but also links they “should have known” to contain infringing content. Such an interpretation of the applicable law could subject Internet search providers like us to significant administrative burdens and litigation risks.
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
     In light of the above cases and the associated publicity, copyright owners may monitor their copyrighted materials more closely worldwide and in China and may seek to enforce their rights under theories of indirect liability, constructive knowledge of infringing content or otherwise. As a result, we may face increased risks of being subject to copyright infringement claims relating to our MP3 search service. Furthermore, this same consideration may also lead to decreased availability of third-party MP3 websites. A significant portion of our traffic is generated by users of our MP3 search service. According to Alexa.com, approximately 6% of our traffic went to mp3.baidu.com, our MP3 search platform, as of June 2, 2008. Should we face (as a result of the foregoing considerations or otherwise) a need or decision to substantially modify, limit, or terminate our MP3 search service, our business, financial condition or results of operations could be materially and adversely affected.

     Like many other Internet websites, we provide links to and host certain song lyrics on our websites which may be protected by copyright. As a result, we may be subject to copyright infringement claims. We have received notice letters from parties asserting trademark and copyright infringement claims against us. Moreover, we may be subject to administrative actions brought by the PRC State Copyright Bureau for alleged copyright infringement, and as a result may be subject to fines and other penalties and be required to discontinue infringing activities. In addition, we provide links to images of celebrities and other persons, and may face claims for misappropriation of publicity rights. To address these and other risks relating to intellectual property infringement, we may be required to change our business model and service offerings to minimize this risk, which could adversely affect our business prospects.
     Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operations of our business. We are currently named as a defendant in a number of copyright infringement suits in China in connection with our MP3 and movie and other search services, including new suits filed by three record companies and the Music Copyright Society of China, in the wake of the decision by the People’s High Court of Beijing in the Yahoo! China case. See “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” If there is a successful claim of infringement, we may be required to pay substantial fines and damages or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation and/or any negative publicity by third parties alleging our intellectual property infringement could have a material adverse effect on our business, reputation, financial condition or results of operations.
We may be subject to patent infringement claims with respect to our P4P platform.
     Our technologies and business methods, including those relating to our pay-for-performance, or P4P, platform, may be subject to third-party claims or rights that limit or prevent their use. In June 2005, we applied for a patent in China for our P4P platform, but our application was rejected on the ground that it is not patentable. Overture Services Inc., or Overture, a subsidiary of Yahoo!, had applied for a patent in China relating to a P4P platform prior to our patent application in China covering a P4P platform. Based on a search conducted by an intellectual property agency in China, as of April 30, 2008, no patents relating to a P4P platform had been issued in China. The application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and involve a certain degree of uncertainty. We cannot assure you that Overture or any other party will not obtain a patent covering a P4P platform in China. If Overture obtains a patent covering a P4P platform in China, it may seek to bring a claim against us alleging our infringement of its patent rights in China. We cannot assure you that we will be successful in defending against any such claims relating to the P4P platform used by us because Overture’s patent application in China was filed prior to ours and there may be similarities between certain claims covered by the two patent applications.

     Moreover, certain U.S.-based companies, including Overture, have been granted patents in the United States relating to P4P platforms or technologies and similar business methods and related technologies. Based on publicly available information, we are aware that Overture has brought patent infringement claims in the United States against third parties, and while we believe that we are not subject to U.S. patent laws since we conduct our business operations outside of the United States, we cannot assure you that U.S. patent laws would not be applicable to our business operations, or that holders of patents relating to a P4P platform would not seek to enforce such patents against us in the United States or China. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were sued for patent infringement claims in the United States or China relating to our P4P platform, and we were found to infringe such patents and were not able to adopt non-infringing technologies, we may be severely limited in our ability to operate our P4P business, which would have a material adverse effect on our results of operations and business prospects.
We may be subject to claims based on the content found on our websites.
     We have been and may continue to be subject to claims for defamation, negligence or other legal theories based on the content found on our websites. In addition to the content developed by ourselves and posted on our websites, our users are free to post information on Baidu Post Bar, Baidu Knows, Baidu Encyclopedia and other sections of our websites, and our P4P customers may create text-based descriptions and other phrases to be used as text or keywords in our search listings. Claims for defamation, negligence or other legal theories based on the content found on our websites, with or without merit, may result in diversion of the attention of our management personnel and our financial resources and negative publicity on our brand and reputation. Furthermore, if the content posted on our websites contains information that government authorities find objectionable, our websites may be shut down and we may be subject to other penalties. See “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and subject us to liability for information linked to our websites.”
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
     We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. The protection of intellectual property rights in China may not be as effective as those in the United States or other countries. The steps we have taken may be inadequate to prevent the misappropriation of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us. Moreover, unauthorized use of our technology could enable our competitors to offer products and services that are comparable to or better than ours, which could harm our business and competitive position. From time to time, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.
If we fail to retain existing customers or attract new customers for our online marketing services, our business and growth prospects could be seriously harmed.
In 2006 and 2007, we generated approximately 98.9% and 99.8% of our total revenues from online marketing services, respectively, a substantial majority of which was generated from our P4P services. Our online marketing customers will not continue to do business with us if their investment does not generate sales leads and ultimately consumers, or if we do not deliver their web pages in an appropriate and effective manner. Our P4P customers may discontinue their business with us at any time and for any reason as they are not subject to fixed-term contracts. Failure to retain our existing online marketing customers or attract new customers for our online marketing services could seriously harm our business and growth prospects. In addition, technologies may be developed that can block the display of our marketing products. We may not be able to retain existing customers or attract new customers whose advertisings are blocked by such technologies from display in front of the Internet users. As a result, any blocking technology could, in the future, adversely affect our operating results.
Because we rely to a large extent on distributors in providing our P4P services, our failure to retain key distributors or attract additional distributors could materially and adversely affect our business. Moreover, there is no assurance that our direct sales model in some key geographic markets will continue to be successful.
     Online marketing is at an early stage of development in China and is not as widely accepted by or available to businesses in China as in the United States. As a result, we rely to a large extent on a nationwide distribution network of third-party distributors for our sales to, and collection of payment from, our P4P customers. If our distributors do not provide quality services to our P4P customers or otherwise breach their contracts with our P4P customers, we may lose customers and our results of operations may be materially and adversely affected. We do not have long-term agreements with any of our distributors, including our key distributors, and cannot assure you that we will continue to maintain favorable relationships with them. If we fail to retain our key distributors or attract additional distributors on terms that are commercially reasonable, our business and results of operations could be materially and adversely affected.

     Starting in 2005, we began to transition to using our direct sales force to serve our P4P customers in some key geographic markets, including Shanghai, Beijing and selected cities in Guangdong Province. There is no assurance that our direct sales model in those markets will continue to be successful. If we fail to maintain an adequate direct sales force, retain existing customers and continue to attract new customers in those markets, our business, results of operations and prospects could be materially and adversely affected.
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
     As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic acquisitions of businesses, assets and technologies that complement our existing business. For example, we acquired then one of the largest distributors of our P4P services in February 2005 and certain online application platform businesses and customer lists from distributors in 2006 and 2007. We may make other acquisitions in the future if suitable opportunities arise. Acquisitions involve uncertainties and risks, including:
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
     We commenced operations in 2000 and have significantly expanded our operations since then. We anticipate significant continued expansion of our business as we address growth in our user and customer base and market opportunities. To manage the expansion of our business and potential growth of our operations and personnel, we will be required to improve operational and financial systems, procedures and controls, and expand, train and manage our growing employee base. In addition, our management will be required to maintain and expand our relationships with other websites, Internet companies and other third parties. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our expanding operations.
     In addition to continuing to expand our core Chinese language search and online marketing operations, we also intend to launch new services such as C2C and IM services. Expansion into new markets and adopting new business models may present operating and marketing challenges that are different from those that we currently encounter in our existing markets and operations. If we cannot successfully address these new challenges, we may not be able to recover costs we have incurred or will incur from developing and marketing new products and services, and our results of operations and growth prospect could be materially and adversely affected.
Our recent expansion into the Japanese market may not be successful.
     We formally launched our Japanese search service in January 2008, after completing a 10-month Beta test for the service. Therefore, we only have limited experience operating in the Japanese market. Moreover, our Japan operation has incurred operating losses since its inception in December 2006, and there is no assurance when it will become profitable, if at all. Additional future losses in our Japan operation could have a material adverse effect on our overall results of operations.
     The Japanese search market is highly competitive and currently is dominated by two companies, Yahoo! and Google. These companies have significantly greater financial resources, longer operating history and more experience in the Japanese search market than we do. Moreover, other local providers of competing search services may also have a substantial advantage over us in attracting users due to more established branding in Japan, greater knowledge with respect to the tastes and preferences of Japanese users and their focus on the Japanese market. If we cannot compete successfully with these competitors in the Japanese language search market, our business in Japan could be adversely affected.
     In addition to uncertainty about our ability to compete successfully in Japan, there are certain risks inherent in doing business internationally, including:
•	trade barriers and changes in trade regulations;

•	difficulties in developing, staffing and simultaneously managing a foreign operation as a result of distance, language and cultural differences;

•	stringent local labor laws and regulations;

•	longer customer payment cycles;

•	currency exchange rate fluctuations;

•	political or social unrest or economic instability;

•	import or export restrictions;

•	seasonal volatility in business activity;

•	risks related to government regulations or required compliance with local laws and changes in such laws and regulations; and

•	potentially adverse tax consequences.
     One or more of these factors could harm our Japanese operations and consequently, could harm our overall operating results.
Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.
     Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Any of the risk factors listed in this “Risk Factors” section and, in particular, the following risk factors, could cause our operating results to fluctuate from quarter to quarter:
•	general economic conditions in China and economic conditions specific to the Internet, Internet search and online marketing;

•	our ability to continue to attract users to our website;

•	our ability to attract additional customers and increase spending per customer;

•	the announcement or introduction of new or enhanced products and services by us or our competitors;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;

•	the results of our acquisitions of, or investments in, other businesses or assets;

•	PRC regulations or actions pertaining to activities on the Internet, including MP3 music, news, gambling, online games and other forms of entertainment; and

•	geopolitical events, natural disasters or epidemics such as war, threat of war, avian influenza, Severe Acute Respiratory Syndrome, or SARS, or other public health epidemics.

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
Our success depends on the continuing and collaborative efforts of our senior management team and other key personnel, and our business may be harmed if we lose their services.
     Our future success depends heavily upon the continuing services of the members of our senior management team, in particular our chairman and chief executive officer, Robin Yanhong Li. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. In addition, most of our current senior executives joined us recently and have worked together only for a short period of time. As a result, it may be difficult for you to evaluate how well our senior executives will work together as a team.
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

The initial option grants to many of our key personnel are fully vested. Therefore, these employees may not have sufficient financial incentive to continue to work for our company, and our ability to execute our business model could be impaired if we cannot replace departing key personnel in a timely manner.
     Many of our key personnel have become substantially vested in their initial share option grants under our 2000 Option Plan. While we often grant additional share incentives to management personnel and other key personnel after their hire dates, the initial grants are usually much larger than subsequent grants. Employees may be more likely to leave us after their initial option grant fully vests, especially if the shares underlying the options have significantly appreciated in value relative to the option exercise price. If any member of our key personnel leaves our company, our ability to successfully operate our business and execute our business strategy could be adversely affected. We may also have to incur significant costs in identifying, hiring, training and retaining replacements of departing employees.
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
     We are exposed to the risk of click-through fraud on our paid search results. Click-through fraud occurs when a person clicks paid search results for a reason other than to view the underlying content of search results. If we find evidence of past fraudulent clicks, we may have to issue refunds to our customers. If we fail to detect fraudulent clicks or otherwise are unable to prevent this fraudulent activity, the affected customers may experience a reduced return on their investment in our online marketing services and lose confidence in the integrity of our systems. If this happens, we may be unable to retain existing customers and attract new customers for our online marketing services and our online marketing revenues could decline. In addition, affected customers may also file legal actions against us claiming that we have over-charged or failed to refund them. Any such claims or similar claims, regardless of their merits, could be time-consuming and costly to us and could also adversely affect our brand image and our customers’ confidence in the integrity of our systems.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.
     Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Information Industry of China, or the MII, which will be merged into the new Ministry of Industry and Information according to a reform plan approved by the National People’s Congress on March 15, 2008. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. We cannot assure you that a more sophisticated Internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.
     We also rely on China Telecommunications Corporation, or China Telecom, China Network Communications Group Corporation, or China Netcom, and China Tietong Communications Corporation, or China Tietong, to provide us with data communications capacity primarily through local telecommunications lines and Internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of China Telecom, China Netcom and China Tietong, or if these companies otherwise fail to provide such services. In July 2007, due to router failures at China Netcom’s Internet data center that hosted our servers, we were unable to provide Internet search service for approximately two hours. Any unscheduled service interruption could damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by China Telecom, China Netcom and China Tietong. If the prices that we pay for telecommunications and Internet services rise significantly, our gross margins could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our user traffic may decrease, which in turn may harm our revenues.
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
     We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. We have been subject to these requirements since the fiscal year ended December 31, 2006.
     Our management has concluded that our internal control over financial reporting is effective as of December 31, 2007. See “Item 15. Control and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective in all material aspects. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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
     There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with our affiliated Chinese entities, Baidu Netcom, Beijing Perusal and BaiduPay, and their shareholders. We and our PRC subsidiaries, Baidu Online, Baidu China and Baidu Times, are considered foreign persons or foreign-invested enterprises under PRC law. As a result, we and our PRC subsidiaries are subject to PRC legal restrictions on foreign ownership of Internet and online advertising companies. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.
     PRC laws and regulations currently provide limited guidance as to whether an Internet search provider that provides search result links to domestic news websites is required to obtain an approval from the State Council News Office. In December 2006, Baidu Netcom was granted a license to provide Internet news services by the State Council News Office. If the interpretation of existing laws and regulations changes or new regulations come into effect expressly requiring Internet search providers that provide search result links to domestic news websites to obtain the Internet news license, and we fail to renew such license, we may have to remove links to news on our websites until we renew the requisite license, which could adversely affect our user traffic.
     PRC laws and regulations require Internet content providers, or ICPs, engaging in “Internet culture activities,” including, among other things, online dissemination of audio/video products, to obtain an Internet culture business permit from the Ministry of Culture. Baidu Netcom was granted an Internet culture business permit in April 2007. Beijing Perusal is in the process of applying for this Internet culture business permit, but we cannot assure you that Beijing Perusal may successfully obtain it. If Baidu Netcom fails to renew, or Beijing Perusal fails to obtain, the Internet culture business permit, we may have to stop hosting audio/video programs on our websites and remove links to audio/video products until we renew or obtain the requisite permits, which could adversely affect our user traffic and operating results.

     According to the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, effective on October 11, 2004, and the Rules for the Administration of Internet Audio/Video Programming Services, commonly known as “Document 56,” effective January 31, 2008, all online audio/video service providers must obtain an audio/video program transmission license issued by the State Administration of Radio, Film and Television, or the SARFT. Document 56 further requires all online audio/video service providers to be either wholly state-owned or state-controlled. At a press conference held on February 3, 2008, officials from the SARFT and the MII clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. We have hosted certain audio/video programs on the Baidu Movie channel since 2006. Shortly after the issuance of Document 56, we started preparing for the application of an audio/video program transmission license. We cannot assure you that we will obtain this license in a timely manner, or at all. If we cannot obtain such license, we would have to stop hosting audio/video programs on our website, which could adversely affect our user traffic and operating results.
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
If the PRC government were to classify P4P services as a form of online advertising or as part of Internet content provider services, we may have to conduct our P4P business through Baidu Netcom, which would increase our effective tax rate, and we might be subject to sanctions and required to pay delinquent taxes.
     PRC laws and regulations do not currently classify P4P as a form of online advertising or as part of ICP services requiring an ICP license. We conduct our P4P business through our subsidiaries in the PRC, none of which has the qualification to operate online advertising business or holds an ICP license. However, we cannot assure you that the PRC government will not classify P4P as a form of online advertising or as part of ICP services in the future. If new regulations characterize P4P as a form of online advertising or as part of ICP services, we may have to conduct our P4P business through Baidu Netcom, which is qualified to operate online advertising business and holds an ICP license. This would increase our consolidated effective tax rate for two reasons. First, advertising revenues generated by Baidu Netcom are subject to a 3% construction fee for culture undertakings in addition to the 5% business tax. Second, Baidu Netcom is currently subject to a 25% enterprise income tax rate, as compared to the lower preferential enterprise income tax rates that our PRC subsidiaries are subject to as of the date of this annual report. See “Item 5A. Operating and Financial Review and Prospects—Operating Results—Taxation” for more information on PRC business and enterprise income tax as applicable to our subsidiaries and affiliated entities in the PRC. Moreover, if the change in classification of P4P were to be retroactively applied, we might be subject to sanctions, including payment of delinquent taxes and fines. In addition, the classification of P4P as a form of online advertising could subject us to an obligation to monitor the content of listings of our P4P customers on our websites and the associated risks. See “—Risks Related to Our Businesses—We may be subject to claims based on the content found on our websites.” Any change in the classification of P4P by the PRC government may significantly disrupt our operations and materially and adversely affect our business, results of operations and financial conditions.

We may be adversely affected by complexity, uncertainties and changes in PRC regulation of Internet business and companies, including limitations on our ability to own key assets such as our website.
     The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the Internet industry include, but are not limited to, the following:
•	We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including online information services.

•	There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge. This may disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•	Certain PRC government authorities have stated publicly that they are in the process of promulgating new laws and regulations that will regulate Internet activities. The areas of regulation may include online advertising, online news displaying online audio-video program broadcasting and the provision of culture-related information over the Internet. Other aspects of our online operations may be regulated in the future. If our operations do not comply with these new regulations at the time they become effective, we could be subject to penalties.
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
     Baidu Netcom, our PRC affiliated entity that holds the ICP license necessary to conduct our business in China, received a letter from the MII requiring self-assessment and responded timely. In order to comply with the July 2006 Notice, we have transferred certain domain names primarily used in our business to Baidu Netcom and Beijing Perusal, respectively. In addition, we are in the process of transferring certain trademarks, including pending trademark applications made by Baidu Online, to Baidu Netcom, Beijing Perusal and BaiduPay, respectively.
     The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies, including the July 2006 Notice issued by the MII, have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business.
In order to comply with PRC laws and regulations limiting foreign ownership of Internet and online advertising businesses, we conduct our ICP and online advertising businesses through our consolidated affiliated entities in China by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be adversely affected.
     The PRC government restricts foreign investment in Internet and online advertising businesses. Accordingly, we operate our websites and our online advertising business in China through Baidu Netcom, a company wholly-owned by our chairman, chief executive officer and co-founder Robin Yanhong Li and our co-founder Eric Yong Xu, Beijing Perusal, a company wholly-owned by two individuals designated by our company. In February 2008, we assisted in establishing BaiduPay, a company wholly-owned by Baidu Netcom and an individual designated by our company, which will operate an online payment platform. All of the individual shareholders of Baidu Netcom, Beijing Perusal and BaiduPay are PRC citizens. Baidu Netcom, Beijing Perusal and BaiduPay hold the licenses and approvals necessary to operate our websites and our online advertising business in China. We have contractual arrangements with Baidu Netcom, Beijing Perusal, BaiduPay and their individual shareholders that allow us to substantially control Baidu Netcom, Beijing Perusal and BaiduPay. We cannot assure you, however, that we will be able to enforce these contracts.

     Although we believe we comply with current PRC regulations, we cannot assure you that the PRC government would agree that these operating arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. If the PRC government determines that we do not comply with applicable law, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business.
Our contractual arrangements with our consolidated affiliated entities in China and their individual shareholders may not be as effective in providing control over these entities as direct ownership.
     Since PRC law restricts foreign equity ownership in Internet and online advertising companies in China, we operate our ICP and online advertising businesses through our consolidated affiliated entities in China, Baidu Netcom, Beijing Perusal and BaiduPay. We have no equity ownership interest in any of these entities and must rely on contractual arrangements to control and operate such businesses. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, Baidu Netcom, Beijing Perusal or BaiduPay could fail to take actions required for our business or fail to maintain our websites despite its contractual obligation to do so. If they fail to perform under their respective agreements with us, we may have to rely on legal remedies under PRC law, which may not be effective. In addition, we cannot assure you that any of their respective individual shareholders would always act in our best interests.
The new PRC Property Rights Law may affect the perfection of the pledge in our equity pledge agreements with our consolidated affiliated entities and their individual shareholders.
     Under the equity pledge agreements among Baidu Online and our consolidated affiliated entities, Baidu Netcom, Beijing Perusal and BaiduPay, and their respective individual shareholders, the individual shareholders of Baidu Netcom, Beijing Perusal and BaiduPay have pledged all of their equity interests therein to Baidu Online by recording the pledge on the shareholder registers of the respective entities. However, according to the PRC Property Rights Law, which became effective as of October 1, 2007, a pledge is not effective without being registered with the relevant local administration for industry and commerce. It remains unclear whether under the PRC Property Rights Law, Baidu Netcom and Beijing Perusal are required to register the pledge created before October 1, 2007. To our knowledge, no application for registration of share pledge has been processed by the local administration for industry and commerce in Beijing, due to a lack of registration procedures. Baidu Netcom, Beijing Perusal and BaiduPay will make efforts to register the equity pledge when the local administration for industry and commerce implements registration procedures. We cannot assure you that they will be able to register the pledge. If they are unable to do so, the pledges may be deemed ineffective under the PRC Property Rights Law. If any individual shareholder of Baidu Netcom, Beijing Perusal or BaiduPay breaches his or her obligations under the agreement with Baidu Online, there is a risk that Baidu Online may not be able to successfully enforce the pledge and would need to resort to legal proceedings to enforce its contractual rights.

Our contractual arrangements with our consolidated affiliated entities in China may result in adverse tax consequences to us.
     As a result of our corporate structure and the contractual arrangements between Baidu Online and each of our consolidated affiliated entities in China, we are effectively subject to the 5% PRC business tax on both revenues generated by Baidu Netcom’s, Beijing Perusal’s and BaiduPay’s operations in China and revenues derived from Baidu Online’s contractual arrangements with these entities. Moreover, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between Baidu Online and these entities were not on an arm’s length basis and therefore constitute a favorable transfer pricing. As a result, the PRC tax authorities could request that Baidu Netcom, Beijing Perusal and BaiduPay adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by:
•	increasing Baidu Netcom’s, Beijing Perusal’s and BaiduPay’s tax expenses without reducing Baidu Online’s tax expenses, which could subject Baidu Netcom, Beijing Perusal and BaiduPay to late payment fees and other penalties for under-payment of taxes; and
•	resulting in Baidu Online’s loss of its preferential tax treatment.
     The new PRC Enterprise Income Tax Law became effective on January 1, 2008. This new tax law specifies special adjustments to taxation. In particular, an enterprise must submit its annual tax return together with a report on transactions with its affiliates to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arms-length principles.
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
     Robin Yanhong Li, our chairman and chief executive officer, is also the principal shareholder of Baidu Netcom. Conflicts of interests between his duties to our company and Baidu Netcom may arise. As Mr. Li is a director and executive officer of our company, he has a duty of loyalty and care to us under Cayman Islands law when there are any potential conflicts of interests between our company and Baidu Netcom. Additionally, Mr. Li has executed an irrevocable power of attorney to appoint the individual designated by us to be his attorney-in-fact to vote on his behalf on all Baidu Netcom matters requiring shareholder approval. We cannot assure you, however, that when conflicts of interest arise, Mr. Li will act completely in our interests or that conflicts of interests will be resolved in our favor. In addition, Mr. Li could violate his employment agreement with us or his legal duties by diverting business opportunities from us to others. If we cannot resolve any conflicts of interest between us and Mr. Li, we would have to rely on legal proceedings, which could be expensive, time-consuming and result in the disruption of our business.

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
We may be unable to collect long-term loans to the shareholders of our consolidated affiliated entities in China.
     As of March 31, 2008, we had made long-term loans in an aggregate principal amount of RMB100.0 million (US$13.7 million), RMB1.0 million (US$0.1 million) and RMB9.0 million (US$1.2 million) to the individual shareholders of Baidu Netcom, Beijing Perusal and BaiduPay, respectively. We extended these loans to enable the shareholders to fund the initial capitalization of Baidu Netcom, Beijing Perusal and BaiduPay, respectively, and in the case of Baidu Netcom, a subsequent increase in its registered capital. As of the date of this annual report, all of the registered capital of our consolidated affiliated entities in China has been fully funded. We may in the future provide additional loans to the individual shareholders of our consolidated affiliated entities in China in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans will depend on the profitability of these consolidated affiliated entities and their operational needs, which are uncertain.
Risks Related to Doing Business in China
Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.
     Most of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

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
     In addition, the MII has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider to block any Internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information. Furthermore, we are required to report any suspicious content to relevant governmental authorities, and to undergo computer security inspections. If we fail to implement the relevant safeguards against security breaches, our websites may be shut down and our business and ICP licenses may be revoked. In addition, Internet companies which provide bulletin board systems, chat rooms or similar services must apply for specific approval from relevant authorities.
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
     The Internet industry in China, including the operation of online activities, is extensively regulated by the PRC government. Various PRC government authorities such as the State Council, the MII, the State Administration for Industry and Commerce, or the SAIC, the General Administration of Press and Publication and the Ministry of Public Security are empowered to issue and implement regulations governing various aspects of the Internet and online activities. Substantial uncertainties exist regarding the potential impact of current and future PRC laws and regulations on Internet search providers. We are not able to control or restrict the operation of third-party websites linked to or accessible through our websites. If third-party websites linked to or accessible through our websites operate unlawful activities such as online gambling on their websites, PRC regulatory authorities may require us to report such unlawful activities to relevant authorities and to remove the links to such websites, or they may suspend or shut down the operation of such websites. PRC regulatory authorities may also temporarily block access to certain websites for a period of time for reasons beyond our control. Any of these actions may reduce our user traffic and adversely affect our business. In addition, we may be subject to potential liabilities for providing links to third-party websites that operate unlawful activities.
Intensified government regulation of Internet cafes could restrict our ability to maintain or increase user traffic to our website.
     In April 2001, the PRC government began tightening its regulation of Internet cafes. In particular, a large number of unlicensed Internet cafes have been closed. In addition, the PRC government has imposed higher capital and facility requirements for the establishment of Internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow down the growth of Internet cafes. In June 2002, the Ministry of Culture, together with other government authorities, issued a joint notice, and in February 2004, the SAIC issued another notice, suspending the issuance of new Internet cafe licenses. In May 2007, the SAIC reiterated its position not to register any new Internet cafe in 2007. So long as Internet cafes are one of the primary venues for our users to access our websites, any reduction in the number, or any slowdown in the growth, of Internet cafes in China could limit our ability to maintain or increase user traffic to our websites.
The newly enacted PRC Enterprise Income Tax Law could increase the enterprise income tax rate applicable to Baidu Online, Baidu Times and Baidu China or impose PRC withholding tax on dividends from such PRC operating subsidiaries, which would have a material adverse effect on our result of operations.
     Pursuant to the applicable PRC tax laws and regulations effective before January 1, 2008, foreign-invested enterprises established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3%, respectively. An enterprise qualified as a “high and new technology enterprise” and located in a “national high-tech development zone” was entitled to a preferential EIT rate of 15% and an exemption from the EIT for two years starting from its first profitable year. In addition, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Technology Industry Development Zone was entitled to a preferential EIT rate of 15% and would enjoy an exemption from the EIT for the first three years of its establishment and a 50% reduction of the EIT for the succeeding three years.

     Under the applicable PRC tax laws and regulations effective before January 1, 2008, Baidu Online was qualified as a high and new technology enterprise. It was thus entitled to a preferential EIT rate of 15%. In 2006, Baidu Online obtained an “advanced technology enterprise” certificate from the Beijing Municipal Bureau of Commerce, which qualified Baidu Online for a 10% EIT rate from 2006 to 2008. Similarly, Baidu Times, which was also a certified foreign-invested high and new technology enterprise located in Beijing Zhongguancun Science Park (part of the Beijing New Technology Industry Development Zone), was entitled to a three-year exemption from EIT from 2006 to 2008 and a 7.5% EIT rate for another three years from 2009 to 2011, followed by a 15% tax rate so long as it continued to qualify as a high and new technology enterprise. Baidu China was registered in the Shanghai Pudong New Area and thus was subject to a 15% EIT rate. Moreover, Baidu China was granted “software enterprise” status by the Shanghai Municipal Information Commission in 2006 and thus was entitled to a full exemption from EIT from 2006 to 2007 and a 50% tax reduction from 2008 to 2010.
     On March 16, 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council issued the Implementation Rules of the Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the EIT Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the EIT Law.
     According to the EIT Law, as further clarified by the Implementation Rules and the Transition Preferential Policy Circular, FIEs and domestic enterprises are subject to EIT at a uniform rate of 25%. The EIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax treatment according to then effective tax laws and regulations will gradually transition to the uniform 25% EIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described therein.
     Under the Notice on Several Preferential Policies in Respect of Enterprise Income Tax promulgated jointly by the Ministry of Finance and the State Administration of Taxation on February 22, 2008, or the Caishui No. 1 Notice, other than the preferential EIT treatments specified under the EIT Law, the Implementation Rules and certain other tax regulations, all preferential EIT treatments granted prior to January 1, 2008 are eliminated. Accordingly, the preferential tax treatments granted to Baidu Online as an “advanced technology enterprise” have been eliminated as of January 1, 2008. However, there is still uncertainty as to how software enterprises established before January 1, 2008 will be treated under the EIT Law and related regulations. We are waiting for further official clarifications to determine Baidu China’s tax status.
     On April 14, 2008, the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Measures on the Recognition of High and New Technology Enterprises, or the Recognition Rules, effective on January 1, 2008. According to the Recognition Rules, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine whether an enterprise is qualified as a high and new technology enterprise under the EIT Law. In making such determination, these government agencies shall consider, among other factors, ownership of core technology, whether the products or services fall within the scope of high and new technology strongly supported by the state as specified in the Recognition Rules, the ratios of technical personnel and research and development (R&D) personnel to total personnel, the ratio of R&D expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures that will be set forth in a guidance to be issued later. We are waiting for additional official guidance to determine whether Baidu Online and Baidu Times will continue to be qualified as a high and new technology enterprise under the EIT Law and therefore entitled to the preferential tax rate and, in the case of Baidu Times, the remaining tax holidays granted under the previously effective tax laws and regulations. Meanwhile, in accordance with the Notice on Prepayment of the Enterprise Income Tax issued by the State Administration of Taxation on January 30, 2008, Baidu Online has started making prepayment of the EIT at the rate of 25%.

     In addition, under the EIT Law and the Implementation Rules, dividends, interests, rent or royalties payable by an FIE, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds of the disposition of assets (subsequent to deduction of the net value of such assets) by such foreign enterprise investor, shall be subject to a 10% withholding tax unless such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding. The Caishui No. 1 Notice issued on February 22, 2008 further clarifies that undistributed profits earned by FIEs prior to January 1, 2008 will be exempted from any withholding tax. The British Virgin Islands, where our wholly-owned subsidiary Baidu Holdings, which is the sole shareholder of our PRC subsidiary Baidu Online, is incorporated, does not have such a tax treaty with China. Baidu Hong Kong, our wholly-owned subsidiary and the sole shareholder of our PRC subsidiaries Baidu China and Baidu Times, was incorporated in Hong Kong, which has a tax treaty with China that provides for a lower withholding tax rate of 5%.
     An increase in Baidu Online’s, Baidu Times’ or Baidu China’s EIT rate pursuant to the new PRC tax law or the imposition of PRC withholding tax on dividends from such PRC operating subsidiaries would have a material adverse effect on our results of operations.
We may be deemed a PRC resident enterprise under the EIT Law, which could subject us to PRC taxation on our global income, and which may have a material adverse effect on our results of operations.
     Under the EIT Law and the Implementation Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and is subject to the EIT at the rate of 25% on its worldwide income. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” If we are deemed a PRC resident enterprise, we may be subject to the EIT at 25% on our global income, except that the dividends we receive from our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed as “dividends among qualified PRC resident enterprises.” If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the EIT Law, dividends payable by us and gains on the disposition of our shares or ADSs may be subject to PRC taxation.
     If we were considered a PRC resident enterprise under the EIT Law, our shareholders and ADS holders who are deemed non-resident enterprises may be subject to the EIT at the rate of 10% upon the dividends payable by us or upon any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from China, provided that (i) such foreign enterprise investor has no establishment or premises in China, or (ii) it has establishment or premises in China but its income derived from China has no real connection with such establishment or premises. If we were required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, or if any gains realized from the transfer of our shares or ADSs by our non-PRC enterprise shareholders and ADS holders were subject to the EIT, your investment in our shares or ADSs would be materially and adversely affected.
Our subsidiaries and affiliated entities are subject to restrictions on paying dividends and making other payments to us.
     We are a holding company incorporated in the Cayman Islands and do not have any assets or conduct any business operations other than our investments in our subsidiaries and affiliated entities. As a result of our holding company structure, we currently rely entirely on dividends payments from our subsidiaries in China after they receive payments from our consolidated affiliated entities, Baidu Netcom, Beijing Perusal and BaiduPay, under various service and other contractual arrangements. However, PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and consolidated affiliated entities in China are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “—Government control of currency conversion may affect the value of your investment.” Furthermore, if our subsidiaries or consolidated affiliated entities in China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or any of our subsidiaries in China is unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to pay dividends on our ordinary shares and ADSs.
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
     Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process upon, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against, us or our management.
     We conduct most of our operations in China and most of our assets are located in China. In addition, all of our senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.
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
PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident beneficial owners or the plan participants to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.
     SAFE has promulgated several regulations, including SAFE Circular No. 75 issued in November 2005 and its implementation rule issued in May 2007, that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicles, or SPV, for the purposes of overseas equity financing activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

     Under these SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in an SPV are required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update the previously filed registration with the local branch of SAFE, with respect to that SPV, to reflect any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that SPV are required to urge the PRC resident shareholders to update their SAFE registration with the local branch of SAFE when such updates are required under applicable SAFE regulations. If any PRC shareholder fails to make the required SAFE registration or file or update the registration, the PRC subsidiaries of that SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their SPV, and the SPV may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.
     We have notified shareholders of our company whom we know are PRC residents to register with the local SAFE branch as required under the SAFE regulations described above. We are aware that our major shareholders who are PRC residents have registered with the relevant local SAFE branch. We, however, cannot provide any assurances that all of our shareholders who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends or obtain foreign exchange-dominated loans to our company.
     As it is uncertain how the SAFE regulations described above will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.
     In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly listed company. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under this Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options are subject to these regulations. We have designated our PRC subsidiary Baidu Online to handle the registration and other procedures required by the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations in the future, we or our PRC optionees and their local employers may be subject to fines and legal sanctions.

A regulation adopted in August 2006 establishes more complex procedures for acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions.
     On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, or the MOC, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the SAIC, the China Securities Regulatory Commission and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. Among other things, the new regulations established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. We may grow our business in part by directly acquiring complementary businesses in the PRC. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
Fluctuation in the value of the RMB may have a material adverse effect on your investment.
     The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 15.9% appreciation of the RMB against the U.S. dollar between July 21, 2005 and June 4, 2008. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of the RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. With this increased floating range, the RMB’s value may appreciate or depreciate significantly against the U.S. dollar in the long term.
     While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Our revenues and costs are mostly denominated in RMB, while a significant portion of our financial assets are denominated in U.S. dollars. We currently rely entirely on dividends and other fees paid to us by our subsidiaries and consolidated affiliated entities in China. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

We face risks related to health epidemics and other outbreaks.
     Our business could be adversely affected by the effects of avian influenza, SARS or another epidemic or outbreak. In recent years, there have been reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases. Any prolonged recurrence of avian influenza, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. For instance, health or other government regulations adopted in response to an epidemic or outbreak may require temporary closure of Internet cafes, which is where many users access our websites, or of our offices. Such closures would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian influenza, SARS or any other epidemic.
We may incur substantial administrative and staffing cost due to the promulgation of the new labor contract law.
     On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law contains substantial provisions with a view to improve job security and to protect the rights and interests of employees. In order to fully comply with the legal requirements under the Labor Contract Law, we may incur substantial administrative and staffing cost.
Risks Related to Our ADSs
The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.
     The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from August 5, 2005, the first day on which our ADSs were listed on the Nasdaq, until June 4, 2008, the trading prices of our ADSs ranged from $44.44 to $429.19 per ADS and the closing sale price on June 4, 2008 was $344.52 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:
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
     Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct most of our operations in China and all of our officers reside outside the United States.
     We are incorporated in the Cayman Islands, and conduct most of our operations in China through our wholly-owned subsidiaries in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

     Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.
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
     Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering. Certain of our major shareholders, including our co-founder, chairman and chief executive officer, Robin Yanhong Li, who acquired our shares prior to our initial public offering, hold our Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. In addition, if at any time Robin Yanhong Li and his affiliates collectively own less than 5% of the total number of the issued and outstanding Class B ordinary shares, each issued and outstanding Class B ordinary share shall be automatically and immediately converted into one share of Class A ordinary share, and we shall not issue any Class B ordinary shares thereafter.
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
     Based on the price of the ADSs and our ordinary shares, the composition of our income and assets and our operations, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2007. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2008 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The future value of our assets is generally determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10.E Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Item 4.	Information on the Company
A. History and Development of the Company
     We were incorporated in the Cayman Islands in January 2000. Since our inception, we have conducted our operations principally through Baidu Online, our wholly-owned subsidiary in Beijing, China. In addition, we have conducted part of our operations through Baidu Netcom, a limited liability company in Beijing, China, which holds the licenses and approvals necessary to operate our websites and provide online advertising services. In June 2005, we established Baidu China, a wholly-owned subsidiary in Shanghai, China, to manage our business and operations in the southern part of China. In April 2006, we established Baidu Times, a wholly-owned subsidiary in Beijing, China. In June 2006, we assisted in establishing Beijing Perusal, a limited liability company in Beijing, China, which became our consolidated affiliated entity through a series of agreements among Baidu Online, Beijing Perusal and the shareholders of Beijing Perusal. In December 2006, we set up Baidu Japan, a wholly-owned subsidiary in Tokyo, Japan, to operate our Japanese language search services. In November 2007, we established Baidu Hong Kong, a wholly-owned subsidiary in Hong Kong, which became the sole shareholder of Baidu China and Baidu Times. In February 2008, we assisted in establishing BaiduPay, a limited liability company in Beijing, China jointly owned by Baidu Netcom and an individual designated by our company, which became our consolidated affiliated entity through a series of agreements among Baidu Online, BaiduPay and the individual shareholder of BaiduPay. BaiduPay will operate an online payment platform. We have a British Virgin Islands intermediate holding company, Baidu Holdings, which does not own any assets or conduct any operations other than holding the equity interests in Baidu Online, Baidu Japan and Baidu Hong Kong.
     In August 2005, we completed the initial public offering of our ADSs, each of which representing one Class A ordinary share, and listed our ADSs on Nasdaq.
     Our principal executive offices are located at 12/F, Ideal International Plaza, No. 58 West-North 4th Ring, Beijing 100080, People’s Republic of China. Our telephone number at this address is +86 (10) 8262-1188.
B. Business Overview
     We are the leading Chinese language Internet search provider. Our search engine was the most frequently used search engine in China in 2007, according to a survey conducted by iResearch. Our Baidu.com website was the largest website in China, as measured by user traffic during the three-month period ended March 31, 2008, according to Alexa.com.
     We primarily offer a Chinese language search platform, which consists of our websites and certain online application software, as well as Baidu Union, which is our network of third-party websites and software applications. We provide Chinese language Internet search services to enable users to find relevant information online, including web pages, news, images and multimedia files, through links provided on our websites. We also offer online community-based products and entertainment platforms, such as Baidu Post Bar, Baidu Knows and Baidu Space.
     We design and deliver our online marketing services to our P4P customers and other customers who require our tailored online marketing solutions. Our auction-based P4P services enable our customers to bid for priority placement of their links in keyword search results. We believe we were the first auction-based P4P service provider in China. Our online advertising services allow customers to use both query sensitive and non-query sensitive advertising services, including text links, graphical advertisements and other forms of online advertising. Our P4P customers are those who primarily use our auction-based P4P services, and our tailored solutions customers are those to whom we provide marketing solutions, which may consist of one or more forms of our online advertising services as well as P4P services. In the fourth quarter of 2007, we had over 155,000 active online marketing customers.

     We established our Japanese subsidiary Baidu Japan in December 2006 and offered a trial version of our Japanese search services beginning in March 2007. In January 2008, we formally launched our Japanese search services at www.baidu.jp, run by Baidu Japan. Our Japanese search services enable users to find relevant information online, including web pages, images, multimedia files and blogs, through links provided on our websites.
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
     In addition to providing access to billions of indexed Chinese language web pages, we have integrated additional features into our web search that help users find information more easily. The Baidu web search includes the following features:
•	Related Search — provides alternative search terms based on the original queries to help users find relevant web pages quickly;

•	Search in Results — enables users to conduct additional searches within the initial search results;

•	Search by Chinese Phonetics (Pinyin) — enables users to conduct quick searches by entering Chinese phonetics with letters of the English alphabet instead of Chinese characters;

•	Advanced Search — enables users to create more focused queries by employing techniques such as narrowing results to specified words or phrases, document formats, geographic regions, time frames or websites;

•	Snapshots — provides snapshots of web pages taken when the pages were indexed, allowing users to view web pages that cannot be quickly or easily opened;

•	Translation — provides instant translations of words and phrases from English to Chinese or vice versa;

•	Spell Checker — suggests alternate search terms when a search appears to contain misspellings or typing errors;

•	Stock Quotes — provides links to stock information of companies listed on the stock exchanges in China;

•	News, Knows, Postbar, Maps, Video, and Blog Information — displays results from other Baidu products including Baidu News, Baidu Knows, Baidu Postbar, Baidu Maps, Baidu Video Search and Baidu Blog Search;

•	Weather, Train and Flight Schedules and Other Local Information — enables users to check weather, domestic train and flight schedules as well as schedules of international flights departing from or arriving in China;
     Baidu Post Bar. Baidu Post Bar provides users with a query-based searchable community to exchange views and share knowledge and experiences. The community can be further expanded by users posting new topics that have not been covered in the community before. In Baidu Post Bar, users can search, read and browse Internet message boards and post messages to other members of the community. Baidu Post Bar covers a broad range of topics and interest areas, such as society, technology, sports, entertainment and fashion. Users also can access Baidu Post Bar using wireless application protocol, or WAP, -enabled mobile phones. In December 2007, we added video-sharing capabilities to Baidu Post Bar, which allow users to post and share video clips in approximately 40,000 online communities within Baidu Post Bar. We typically provide 20GB of storage capacity for each community.
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
     Baidu Knows. Baidu Knows provides users with a query-based searchable community to share knowledge and experience. Through Baidu Knows, registered members of Baidu Knows can post specific questions for other members to respond and also answer questions of other members. Any users of our websites can also search, read and browse questions and answers by registered members of Baidu Knows. Baidu Knows contains a broad range of subjects. Users also can access Baidu Knows through WAP-enabled mobile phones.
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
     Other Search and Community Products. We are continuously developing and introducing new products to make Baidu.com more attractive to our users. We currently offer a variety of online search products, including the following:
     Baidu Movie. Baidu Movie allows users to search, watch and download free movies, television series, cartoons, variety shows and certain other programs hosted on our servers. The programs have been provided to us by content providers, which have represented to us that they have valid copyrights to those programs.
     Baidu Search Ranking and Search Index. Baidu Search Ranking provides listings of top search terms based on daily search queries entered on Baidu.com. The listings are organized by categories and allow users to easily locate popular search terms on topics of interest. We also offer a trial version of Baidu Search Index, which provides indexes in various categories calculated based on searches conducted using Baidu Web Search and searches conducted in Baidu News.
     Baidu Web Directory. Baidu Web Directory enables users to browse and search through websites that have been organized into categories. We also operate Hao123.com, a popular Chinese web directory navigation site in China.
     Baidu Map Search. We offer a trial version of Baidu Map Search, which enables users to search online maps of over 90 major cities in China. Users have the option to type search terms into a single search box to find a particular place, points of interest, such as restaurants, hotels, schools, banks, etc., near a particular place, or get driving directions and public transportation routes.
     Baidu Yellow Page Search. We offer a trial version of Baidu Yellow Page Search jointly developed with China Telecom. Baidu Yellow Page Search allows users to conduct online searches for local business information in specific localities in China. The information is derived from yellow page phone books published by China Telecom.
     Baidu Ancient Chinese Literature Search. Jointed developed by us and Beijing Guoxue Times Culture Transmission Co., Ltd., Baidu Ancient Chinese Literature Search allows users to search and peruse ancient Chinese masterpieces covering literature, history, religion, philosophy, arts and other essential components of the traditional Chinese culture within our online database. We have created the first online database of ancient Chinese literature in the world to serve and benefit users who appreciate the profound Chinese culture.

     Baidu Government Information Search. Our Baidu Government Information Search allows users to search various regulations, rules, notices and other information announced by PRC government entities.
     Baidu Postal Code Search. Our Baidu Postal Code Search enables our users to search postal codes in 354 cities in China.
     Baidu Educational Website Search and University Search. Baidu Educational Website Search allows users to limit their searches to the websites of educational institutions. Baidu University Search allows users to search information on or browse through the websites of specific universities in China.
     Baidu Legal Search. Baidu Legal Search, which was jointly developed by Chinalawinfo.com and us, enables users to search a database that contains national and local laws and regulations, cases, legal decisions, and law dictionaries.
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
     Baidu Blog Search. We offer a trial version of Baidu Blog Search, which allows users to confine their searches to Chinese language blogs on the Internet.
     Baidu Search and Store. We offer a trial version of Baidu Search and Store, which is a free online bookmarking service that allows registered users to bookmark, store and organize website links in an online space and conduct searches within the bookmarked websites.
     Baidu Online Video Search. Baidu Video Search enables users to search for and access through hyperlinks of online video clips that are hosted on third parties’ websites.
     Baidu Love. Baidu Love is a query-based searchable community where registered users can write and post messages to loved ones.
     Baidu Patent Search. We recently introduced our patent search, Baidu Patent Search, which is operated in cooperation with the China Patent Information Center under the State Intellectual Property Office of the PRC. Baidu Patent Search enables users to search for specific Chinese patents and provides basic patent information in the search results, including the patent’s name, application number, filing date, issue date, inventor information and brief description of the patent.
     Baidu Voice Search. We started public testing of a new voice-based search service in March 2008, which is available to both fixed-line and mobile phone users. By calling a designated phone number, users can request our customer service personnel to conduct searches for them. Our customer service representatives will convey the search results to the caller over the phone or send the results to the caller via short messaging service, or SMS.

     Baidu 2008 Olympics. In September 2007, we introduced Baidu 2008 Olympics, an interactive online platform devoted exclusively to the 2008 Beijing Olympics. On this platform, users can read not only the latest Olympics-related news, but also user-generated, Olympics-related content we have selected from our other online communities such as Baidu Post Bar, Baidu Knows and Baidu Encyclopedia.
     Baidu Games. In September 2007, we introduced a trial version of Baidu Games, a query-based searchable community designed specifically for online game players. Users can search or browse through game-specific information posted by other users.
     Baidu Finance. In November 2007, we launched Baidu Finance, an online channel focusing on economic and financial news, information relating to personal wealth management and related market statistics.
     Baidu Statistics Search. In November 2007, we launched Baidu Statistics Search, which enables users to search statistics that have been published by the PRC government since 1949. The statistics are provided to us by Special Link Data Co., Ltd., a Beijing-based company.
     Baidu Entertainment. We began offering a trial version of Baidu Entertainment, an online channel devoted exclusively to entertainment-related news and content, in January 2008. Users can search or browse through news and other information relating to specific stars, movies, television series and music.
     Other Products offered at Baidu.com. We offer certain free, downloadable software tools, namely, Baidu Desktop Search, which enables users to search all files saved on their computer without launching a web browser, and Baidu Sobar, which, once installed, shows up on a computer’s tool bar and makes our search function readily available on every web page that a user browses. Through Baidu Anti-Virus, an online marketplace, we collaborate with major Chinese and international anti-virus software companies to offer our users the latest anti-virus software products and computer virus-related news.
     Baidu Japanese Language Search. In January 2008, after completing a Beta test that last nearly a year, we formally launched our Japanese search services at www.baidu.jp, run by our Japanese subsidiary, Baidu Japan. Our Japanese search services currently offer web search, image search, video search and blog search capabilities.
     New Products and Services Announced.
     In October 2007, we announced our strategic plan to enter the Chinese e-commerce market in 2008 by leveraging our high user traffic and large online communities to build our consumer-to-consumer service, or C2C service. We have created a new department dedicated to the research and development of innovative e-commerce technologies and intend to launch the C2C service in 2008.
     In February 2008, we announced our intention to launch an IM service to be called “Baidu Hi.” Research and development for Baidu Hi has been underway for almost one year. We are in the process of recruiting additional personnel for the team dedicated to developing the product. All elements of Baidu Hi, including product design, research and testing, will be handled independently by us. We are currently conducting internal testing for this product.

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
     We offer certain customers value-added consultative services that help to maximize their return on investment, or ROIs, including:
•	Keyword Suggestions — We suggest synonyms and associated phrases to use as keywords or text in search listings. These suggestions can improve click-through rates of the customer’s listing and increase the likelihood that a user will enter into a transaction with the customer;

•	Account Management — We help manage customers’ P4P accounts by, among other things, adjusting keywords from time to time at their request to help increase the click-through rate for their listings; and

•	Performance Reporting — We provide our customers online daily reports of the number of click-throughs, clicked keywords and the total costs incurred, as well as statistical reports organized by geographic region.
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
     Baidu TV. In September, 2007, we launched a new advertising service, “Baidu TV,” in partnership with Ads it! Media Corporation, an online advertising agency and technology company. Baidu TV provides advertisers access to the websites of our Baidu Union members, allowing advertisers to choose websites on which they post their video advertisements with the aid of our advertisement targeting and matching system. The customers pay us a fee based on the number of effective views on their advertisements. An effective view is counted when a video advertisement runs at least five seconds before a viewer closes it.
     Brand-Link. In November 2007, we announced that we would offer a new brand advertising service, Brand-Link. When Internet users conduct a key word search using brand names of our customers who subscribe to our Brand-Link services, the search will generate a wide range of brand-specific content, including news reports, promotional announcements, product information and marketing campaigns. The customers pay us a fee based on the duration of the placement of the brand-specific content.
     Other Forms of Online Advertising. Other forms of our online advertising services allow customers to display query sensitive and non-query sensitive advertisements on our websites, including graphical advertisements. On our Baidu Movie channel, customers can display a short commercial before a program is shown or downloaded. Our advertising contracts are generally short-term. Standard rates for online advertisements vary depending on several factors, including the term of the contract, channel and traffic reach and the size and position of the advertisement on our web pages.
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

Baidu Union
     Our Baidu Union consists of a large number of third-party websites and software applications. Our Baidu Union members typically incorporate a Baidu search box or toolbar and match our sponsored links with the content on their properties. Their users can conduct search via the Baidu search box or toolbar and can click the sponsored links located on their properties. Our relationships with Baidu Union members allow them to provide high-quality and relevant search results to their users without the costs associated with building and maintaining advanced search capabilities in-house. In addition, our Baidu Union members can monetize their traffic and content through revenue sharing arrangement with us, which is based on the number of click-throughs from their users. We intend to recruit additional Baidu Union members to further increase traffic to our Baidu.com website.
Our Customers
     Online Marketing. We serve a broad range of online marketing customers consisting of SMEs throughout China, large domestic corporations and Chinese divisions or subsidiaries of large, multinational corporations. We have a diverse customer base in terms of industries and geographical locations. The industries in which our customers operate include e-commerce, information technology services, consumer products, manufacturing, health care, entertainment, education, financial services, real estate and other industries. Although we have customers located throughout China, we have a more active and larger customer base in coastal regions, reflecting the current general economic demographics in China.
     Our online marketing customers are increasingly seeking marketing solutions with measurable results in order to maximize their ROI. In response to this trend, we manage our sales activities for our online marketing services around two key customer categories: P4P customers and tailored solutions customers.
•	P4P Customers — Our P4P customers are those who primarily use our auction-based P4P services. They are generally SMEs with modest marketing budgets and, as a result, require cost-effective online marketing solutions to reach their potential customers. Our P4P platform allows them, directly or through our distributors, to easily manage their online marketing spending on a prepaid basis.

•	Tailored Solutions Customers — Our tailored solutions customers generally seek solutions to meet certain pre-determined performance metrics, such as number of click-throughs, duration of placement, number of converted users and number of telephone calls. They are generally medium and large enterprises with dedicated online marketing budgets. Depending on their objectives and desired end results, we design customized performance-based solutions comprising of P4P, fixed ranking and other query and non-query sensitive marketing services.
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
     We offer our tailored marketing solutions to medium and large corporate customers primarily through our direct sales force. We have local sales staff in Beijing, Shanghai and major cities in Guangdong Province, including Guangzhou and Shenzhen, covering the largest regional markets for our online advertising services.
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
Strategic Relationships
     In 2007 and early 2008, we entered into several strategic relationships to further expand our user base and cooperate with more leading global companies.
     In June 2007, we established a strategic partnership arrangement with a subsidiary of Rock Music Group, or RMG, a leading independent Chinese language music label, to provide advertising-supported online music streaming service. Pursuant to this arrangement, selected music owned by RMG is made available for streaming at no charge to all users of Baidu.com, and Internet advertising may be displayed while users listen to the music. We and RMG have agreed to share revenues generated from the advertising and also intend to continue to work together to explore new opportunities in advertising-supported online music distribution.
     In February 2008, we entered into a cooperation agreement with China Netcom (Group) Company Limited. Pursuant to this agreement, users of China Netcom’s Internet connection services will be directed to a search page featuring a Baidu search box after they input an incorrect or nonexistent Internet address.

     In March 2008, we entered into a cooperation agreement with Nokia to strengthen our existing collaboration with Nokia. Under this agreement, users of certain Nokia mobile phone models will be able to access Baidu search services via Widsets, Nokia’s wireless Internet platform.
Competition
     The Internet search industry in China is rapidly evolving and highly competitive. Our primary competitors include U.S.-based Internet search providers providing Chinese language Internet search services and Chinese Internet companies. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance) and quantity (index size) of search results, availability and ease of use of our products and services, the number of customers, distribution channels and the number of associated third-party websites. We also face competition from traditional advertising media.
     U.S.-based Internet Search Providers. U.S.-based Internet search providers such as Google and Yahoo! have a strong global presence, well-established brand names, more users and customers and significantly greater financial resources than we do. Google’s Chinese website google.cn is our major competitor in Chinese language search. We may face more intense competition from our U.S.-based competitors as the regulatory environment in China evolves, online payment systems and Internet infrastructure in China mature, and our U.S.-based competitors increase their business activities in China.
     Chinese Internet Companies. Chinese Internet portals such as Sina, Sohu, Netease and Tencent offer a broad range of online services, including news, wireless value-added services, email, online shopping, blogs, chat rooms and community networks. Sina has its own search engine, “iAsk,” and Sohu also has its own search engine, Sogou. Each of our Chinese Internet portal competitors has generated significant traffic, a loyal user base and a large and broad customer base. These portals have widely recognized brand names in China and some have greater financial resources than we do. We compete with these portals primarily for user traffic and online advertising. We also face growing competition from other Internet search service providers such as Yisou, Sousou, Zhongsou and Youdao. In addition, we compete with B2B service providers such as Alibaba.
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
Intellectual Property
     We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We have two issued patents in China and intend to apply for more patents to protect our core technologies. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. “,” which is our company’s name “Baidu” in Chinese, has been recognized as a well-known trademark in China by the Trademark Office under the SAIC. We have applied to register additional trademarks and logos, including “” and “,” in China. We also have registered certain trademarks in Hong Kong, including “” and our company logo. In addition, we have registered our domain name Baidu.com with register.com, Baidu.jp with humeia.co.jp and Baidu.cn, Baidu.com.cn and hao123.com and certain other websites with China National Network Information Center, or CNNIC.
     Internet, technology and media companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risks to us. See “Item 3D. Key Information—Risk Factors—Risks Related to Our Business—We may face intellectual property infringement claims and other related claims that could be time-consuming and costly to defend and may result in our inability to continue providing certain of our existing services” and “—We may be subject to patent infringement claims with respect to our P4P platform.”
Regulation
     The PRC government extensively regulates the telecommunications industry, including the Internet sector. The State Council, the MII and other relevant government authorities have promulgated an extensive regulatory scheme governing Internet-related services. This section summarizes the principal PRC laws and regulations relating to our business.

     In the opinion of Hawkhigh Law Firm, our PRC legal counsel: (1) the ownership structure of our company, Baidu Online, Baidu China, Baidu Times, Baidu Netcom, Beijing Perusal and BaiduPay complies with current PRC laws and regulations; (2) our contractual arrangements with Baidu Netcom, Beijing Perusal, BaiduPay and their shareholders are valid and binding on all parties to these arrangements and do not violate existing PRC laws or regulations; and (3) subject to the completion of the transfers of certain trademarks from Baidu Online to Baidu Netcom, Beijing Perusal and BaiduPay, the business operations of our company, Baidu Online, Baidu China, Baidu Times, Baidu Netcom, Beijing Perusal and BaiduPay comply with current PRC laws and regulations.
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
Restrictions on Foreign Ownership in Value-Added Telecommunications Services
     To comply with China’s commitments for its entry into the World Trade Organization, or WTO, the State Council promulgated the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, in December 2001. The FITE Provisions set forth detailed requirements for capitalization, investor qualifications and application and approval procedures in connection with the establishment of a foreign invested telecommunications enterprise. Under the FITE Provisions, the ultimate foreign equity ownership in a value-added telecommunications services provider must not exceed 50%. Pursuant to the latest Industry Guidance Catalogue for Foreign Investment, or the Guidance Catalogue, jointly issued by the National Development and Reform Commission and the MOC on October 31, 2007 and effective as of December 1, 2007, foreign investors may own up to 50% of the equity interest in a company that operates a value-added telecommunications business listed in China’s WTO commitments, including ICP services. However, for a foreign investor to acquire any equity interest (up to 50% as permitted under the Guidance Catalogue) in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating track record and experience in operating value-added telecommunication business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from the MII and the MOC or their authorized local counterparts, which retain considerable discretion in granting approvals. According to publicly available information, the PRC government has issued an ICP license to only a limited number of foreign invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. We believe that it would be impracticable for us to acquire any equity interest in Baidu Netcom, Beijing Perusal or BaiduPay without diverting management attention and resources. In addition, we believe that our contractual arrangements with Baidu Netcom, Beijing Perusal, BaiduPay and their individual shareholders provide us with sufficient and effective control over Baidu Netcom, Beijing Perusal and BaiduPay. Accordingly, we currently do not plan to acquire any equity interest in Baidu Netcom, Beijing Perusal or BaiduPay.

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
     To comply with these PRC regulations, we operate our websites through Baidu Netcom and Beijing Perusal, our PRC affiliated entities. In February 2008, we assisted in establishing a new consolidated affiliated entity, BaiduPay, which will operate an online payment platform. Baidu Netcom is wholly owned by our chairman, chief executive officer and co-founder Robin Yanhong Li and our co-founder Eric Yong Xu, both of whom are PRC citizens. Beijing Perusal is wholly owned by two PRC citizens designated by our company. BaiduPay is wholly owned by Baidu Netcom and a PRC citizen designated by our company. Baidu Netcom, Beijing Perusal and BaiduPay hold the licenses and permits necessary to operate our business in China. In addition, to comply with the July 2006 Notice, we have transferred certain domain names primarily used in our business to Baidu Netcom and Beijing Perusal, respectively. We are also in the process of transferring certain trademarks, including pending trademark applications made by Baidu Online, to Baidu Netcom, Beijing Perusal and BaiduPay, respectively. See “Item 3D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in such PRC laws and regulations or changes in interpretations thereof may materially and adversely affect our business.”
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
Regulation on Internet Culture Activities
     On May 10, 2003, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures. The Internet Culture Measures require ICP operators engaging in “Internet culture activities” to obtain a permit from the Ministry of Culture. The term “Internet culture activities” includes, among other things, online dissemination of Internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet cultural products. We have hosted certain audio/video programs on the Baidu Movie channel since 2006. Baidu Netcom was granted an Internet culture business permit in April 2007.
     On March 24, 2006, the Ministry of Culture promulgated the Cultural Market Administrative and Regulatory Measures, or the Cultural Market Measures. The Cultural Market Measures provided detailed rules for local cultural administrative authorities to regulate, among other things, Internet cultural operational activities.

     On November 20, 2006, the Ministry of Culture issued Several Suggestions of the Ministry of Culture on the Development and Administration of the Internet Music, or the Suggestions, which became effective on November 20, 2006. The Suggestions require the Internet service provider to obtain the Internet culture business permit to carry on any business of Internet music products. Foreign investors are prohibited from engaging in the Internet culture business operation.
Regulation on Broadcasting Audio/Video Programs through the Internet
     On July 6, 2004, the SARFT promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the AV Broadcasting Rules. The AV Broadcasting Rules apply to the opening, broadcasting, integration, transmission or download of audio/video programs via the Internet. Anyone who wishes to engage in Internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the SARFT and operate pursuant to the scope as provided in such license. Foreign invested enterprises are not allowed to engage in the above business.
     On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting business or website news business by non-state-owned companies. These decisions authorize the Ministry of Culture, the SARFT and the General Administration of Press and Publication to adopt detailed implementation rules according to these decisions.
     On December 20 2007, the SARFT and the MII jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Document 56, which came into effect as of January 31, 2008. Document 56 reiterates the requirement set forth in the AV Broadcasting Rules that online audio/video service providers must obtain a license from the SARFT. Furthermore, Document 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. At a press conference held on February 3, 2008, officials from the SARFT and the MII clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Document 56 was issued. We have hosted on the Baidu Movie channel on our website certain audio/video programs since 2006. Shortly after the issuance of Document 56, we started preparing for the application of an audio/video program transmission license. We cannot assure you that we will obtain this license in a timely manner, or at all. See “Item 3D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may be adversely affected by complexity, uncertainties and changes in PRC regulation of Internet business and companies, including limitations on our ability to own key assets such as our website.”

Regulations on Advertisements
     The PRC government regulates online advertising, principally through the SAIC. Under the Rules for Administration of Foreign Invested Advertising Enterprise, promulgated by the SAIC and the MOC on March 2, 2004, and the then effective Guidance Catalogue, foreign investors were permitted to own up to 70% of the equity interest, individually or collectively, in a PRC advertising company. After December 10, 2005, there has been no limit on the percentage of equity ownership. However, according to the Provisions on the Administration of Foreign-funded Advertising Enterprises promulgated by the State Administration for Industry and Commerce and the Ministry of Commerce, effective on March 2, 2004, foreign investors in wholly foreign-owned and joint venture Chinese advertising companies are required to have at least three years and two years, respectively, of direct operations in the advertising industry outside of China. Since we have not been involved in advertising outside of China for the required number of years, we cannot hold direct equity interests in PRC companies engaged in advertising business. We conduct our online advertising business through our consolidated affiliated entities in China, Baidu Netcom and Beijing Perusal.
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
     Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001, protects registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. “” is recognized as a well-known trademark in China by the Trademark Office under the SAIC. We have also applied for registration of additional trademarks and logos with the Trademark Office, including “” and “.”
     In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, the MII promulgated the Measures for Administration of Domain Names for the Chinese Internet, or Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, CNNIC issued the Measures on Domain Name Disputes Resolution and its implementing rules, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered Baidu.cn, Baidu.com.cn, hao123.com and certain other domain names with CNNIC.

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
     Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency received into RMB.
Dividend Distribution
     The principal regulations governing dividend distributions by wholly foreign owned enterprises and Sino-foreign equity joint ventures include:
•	Wholly Foreign Owned Enterprise Law (1986), as amended;

•	Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended;

•	Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended;

•	Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended;

•	PRC Enterprise Income Tax Law (2007); and

•	Implementation Rules of the PRC Enterprise Income Tax Law (2007).
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

Foreign Exchange Registration of Offshore Investment by PRC Residents
     Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular No. 75, issued on October 21, 2005, and its implementation rules issued in May 2007, (i) a PRC resident, including a PRC resident natural person or a PRC company, is required to register with the local branch of SAFE before it establishes or controls an overseas SPV, or SPV, for the purpose of overseas equity financing (including convertible debt financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident shall register his or her interest in the SPV and the change thereof with the local branch of SAFE; and (iii) when the SPV undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident must, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.
     Under Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.
     On December 25, 2006, the People’s Bank of China promulgated the “Measures for the Administration of Individual Foreign Exchange,” and on January 5, 2007 SAFE further promulgated the implementation rules on those measures. Both became effective on February 1, 2007. According to the implementation rules, if individuals in the PRC participate in any employee stock ownership plan or stock option plan of an overseas listed company, those individuals must apply as a group through the company or a domestic agency to SAFE or the appropriate local branch for approval for any foreign exchange-related transactions concerning that plan.
     On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company. Under this rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures.
Regulations on Properties
     On March 16, 2007, the National People’s Congress enacted the Property Law of the People’s Republic of China, or the Property Law, which became effective on October 1, 2007. The Property Law encourages the protection of the development of non-state-owned economy and sets forth the principles of equally protecting the legal property rights of collectives and individuals. Under the Property Law, a construction land user may obtain such land use right through transfer or allocation and is entitled to all of the property rights with respect to the buildings and its accessory facilities on such land.

Regulations on Labor
     On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. Compared to the Labor Law, the Labor Contract Law establishes more restrictions and increases costs for employers, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts. The employer has to compensate the employee upon the expiration of a fixed-term labor contract, unless the employee refuses to renew such contract on terms the same as or better than those contained in the expired contract. The employer also has to indemnify an employee if the employer terminates an unlimited-term labor contract. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day.
Regulations on Taxation
     For a discussion of applicable PRC tax regulations, see “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Taxation.”
Regulations in Japan
     Although current Japanese law and regulations contain no provisions expressly directed toward legal control of Internet search services such as those operated by our Japanese subsidiary in Japan, certain existing Japanese law and regulations may nonetheless affect such services. The application to our Japanese subsidiary of existing Japanese law and regulations relating to issues such as intellectual property ownership and infringement, obscenity and other content regulation, user privacy and data protection, defamation, consumer protection and quality of services in many instances is unclear or unsettled. In all such cases, there is a possibility that providing, editing and processing by an Internet search service of links to web pages which contain material in violation of applicable Japanese law could result in civil or criminal legal liability on the part of such Internet search service. In addition to the foregoing, there is political and social support within Japan for the adoption of legislation expressly directed to the legal control of harmful information on the Internet. With this support, regulations concerning harmful information on the Internet are being introduced gradually, and it is difficult to predict how much impact such regulations will have on the operation of our Internet search services in Japan.

C. Organizational Structure
     The following table sets out the details of our subsidiaries:

Name	Country of Incorporation	Ownership Interest
Baidu Online Network Technology (Beijing) Co. Ltd.	China	100% indirect
Baidu (China) Co., Ltd.	China	100% indirect
Baidu.com Times Technology (Beijing) Co., Ltd.	China	100% indirect
Baidu, Inc.	Japan	100% indirect
Baidu Holdings Limited	British Virgin Islands	100% direct
Baidu (Hong Kong) Limited	Hong Kong	100% indirect
     PRC laws and regulations restrict foreign ownership of ICP and advertising businesses. To comply with PRC laws, Baidu Netcom was formed by Robin Yanhong Li and Eric Yong Xu on June 5, 2001. Baidu Netcom holds the licenses and permits necessary to operate our websites and provide our online advertising services in China. Our relationships with Baidu Netcom and its shareholders are governed by a series of contractual arrangements. We are able to substantially control Baidu Netcom through these contractual arrangements.
     In June 2006, we assisted in establishing Beijing Perusal, which is directly owned by two individuals designated by our company. We extended an interest-free loan in an aggregate amount of RMB1.0 million to the shareholders of Beijing Perusal solely in connection with the initial capitalization of Beijing Perusal. We entered into a series of agreement with Beijing Perusal and its shareholders in order to substantially control Beijing Perusal. Beijing Perusal became our consolidated affiliated entity as a result of these contractual arrangements. Beijing Perusal holds the necessary permits to conduct online advertising services in China.
     In February 2008, we assisted in establishing BaiduPay, which is directly owned by Baidu Netcom and an individual designated by our company. We extended an interest-free loan in an aggregate amount of RMB9.0 million to the individual shareholder solely in connection with the initial capitalization of BaiduPay. We entered into a series of agreement with BaiduPay and the individual shareholder in order to substantially control BaiduPay. BaiduPay became our consolidated affiliated entity as a result of these contractual arrangements. BaiduPay will operate an online payment platform.
     In the opinion of Hawkhigh Law Firm, our PRC legal counsel: (1) the ownership structure of our company, Baidu Online, Baidu China, Baidu Times, Baidu Netcom, Beijing Perusal and BaiduPay complies with current PRC laws and regulations; (2) our contractual arrangements with Baidu Netcom, Beijing Perusal, BaiduPay and their shareholders are valid and binding on all parties to these arrangements and do not violate existing PRC laws or regulations; and (3) subject to the completion of the transfers of certain trademarks from Baidu Online to Baidu Netcom, Beijing Perusal and BaiduPay, the business operations of our company, Baidu Online, Baidu China, Baidu Times, Baidu Netcom, Beijing Perusal and BaiduPay comply with current PRC laws and regulations.

D. Property, Plant and Equipment
     Our principal executive offices are located on premises comprising approximately 29,600 square meters in Beijing, China. We have regional offices in Shanghai and selected cities in Guangdong Province. In December 2006, we established an office in Tokyo, Japan. We lease our premises from unrelated third parties. Our servers in China are hosted at the Internet data centers of China Telecom, China Netcom and China Tietong in Beijing, Tianjin and Shenzhen. In March 2007, we established servers at an Internet data center of Asia Network Company in Tokyo, Japan.
     In late 2005, we made an initial payment for the land use right in Beijing to build our new corporate headquarters with total floor area of approximately 44,000 square meters. The floor area was increased to 59,000 square meters in 2006. In anticipation of the continuing growth trend, we plan to build a new information and technology center on the premises and move our principal executive offices, information and technology center, online marketing services center and administrative and support facilities to the new premises. We have obtained the necessary governmental approvals for the proposed development and use of the land, and our new office building is currently under construction.

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
A. Operating Results
     The major factors affecting our results of operations and financial condition are discussed below.
Revenue Composition
     We derive revenues primarily from two sources:
•	online marketing services, which accounted for 96.3%, 98.9% and 99.8% of our total revenues in 2005, 2006 and 2007, respectively; and

•	other services, which accounted for 3.7%, 1.1% and 0.2% of our total revenues in 2005, 2006 and 2007, respectively.
     Online Marketing Services. We provide online marketing services to our P4P customers and tailored solutions customers. We generated approximately 99.8% of our total revenues in 2007 from online marketing services, a substantial majority of which was derived from our P4P services.

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
     Our P4P services revenues have primarily been driven by the increase in the number of page views, the increase in the number of P4P customers, and by our success in optimizing the display of sponsored links. We believe that an increase in the number of active P4P customers generally leads to an increase in the number of sponsored links and a higher average price per click-through for selected keywords. Our P4P customer growth has primarily been driven by the adoption of our P4P services by SMEs and, to a lesser extent, large enterprises. Our online advertising services have historically been driven by the general increase in our customers’ online marketing budgets. Most of our tailored solutions customers are medium and large enterprises. We expect the number of our online marketing customers to grow and, as a result, our customer mix may change. However, we expect our online marketing customer base to remain diverse for the foreseeable future. Our online marketing customers are increasingly seeking marketing solutions with measurable results in order to maximize their ROI. To meet our customers’ needs, we will continue to evaluate the effectiveness of our various products and services and adjust the mix of our service offerings to optimize our customers’ ROI. We expect that we will continue to earn a substantial majority of our revenues from our online marketing services. As a result, we plan to continue focusing most of our resources on expanding our online marketing services.

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
Revenue Collection
     We collect payments for our P4P services both from our customers directly and through our distributors. We have expanded our direct sales effort in several major cities in China, including Beijing, Shanghai, Guangzhou and Shenzhen, since 2005 and, as a result, an increasing portion of P4P payments is being collected through our direct sales. We require our P4P distributors or direct customers to pay a deposit before using our P4P services, to maintain a minimum balance in their accounts, and to replenish the accounts immediately or in some cases, within certain grace periods after their account balance falls below the designated amount. We deduct the amount due to us from the deposit paid by a distributor or a customer when a user clicks on the customer’s link in the search results.
     We offer payment terms to our tailored solutions and online-marketing services customers and longer payment terms to certain qualified agents, consistent with industry practice.
     We generally require two installment payments from customers of our other services within 30 days of the signing of a contract and the delivery of our products or services, respectively.
     As of December 31, 2007, we had accounts receivable of RMB64.3 million (US$8.8 million), net of provisions of RMB3.6 million (US$0.5 million), mainly due from customers of our online advertising services.
Operating Costs and Expenses
     Our operating costs and expenses consist of cost of revenues, selling, general and administrative expenses, and research and development expenses. Share-based compensation expenses are allocated among the above three categories of operating costs and expenses, based on the nature of the work of the employees who have received share-based compensation. Costs and expenses related to our Japan operations, which started in December 2006, are included in our cost of revenues and selling, general and administrative expenses. If we excluded the costs and expenses related to our Japan operations, our total operating costs and expenses have declined as a percentage of our total revenues from 2005 to 2007 largely due to economies of scale and the revenue growth we have achieved.
Cost of Revenues
     The following table sets forth the components of our cost of revenues both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
(in thousands, except percentages)	2005		2006		2007
	RMB	%	RMB	%	RMB	US$	%
Total revenues	319,215	100.0	837,838	100.0	1,744,425	239,140	100.0

Cost of revenues:
Business tax and surcharges	(20,770)	6.5	(51,833)	6.2	(108,783)	(14,913)	6.2
Traffic acquisition costs	(21,212)	6.6	(75,180)	9.0	(204,693)	(28,061)	11.7
Bandwidth costs	(21,274)	6.7	(40,005)	4.8	(117,554)	(16,115)	6.8
Depreciation of servers and other equipment	(25,259)	7.9	(51,574)	6.1	(147,115)	(20,168)	8.4
Operational expenses	(14,912)	4.7	(25,481)	3.0	(65,544)	(8,985)	3.8
Share-based compensation expenses	(974)	0.3	(1,416)	0.2	(1,717)	(235)	0.1

Total cost of revenues	(104,401)	32.7	(245,489)	29.3	(645,406)	(88,477)	37.0

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
     Bandwidth Costs. Bandwidth costs are the fees we pay to China Telecom and China Netcom for telecommunications services and for hosting our servers at their Internet data centers. We expect our bandwidth costs, as variable costs, to increase with the traffic on our websites. Our bandwidth costs could also increase if China Telecom and China Netcom were to raise their service charges.
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

	For the Year Ended December 31,
(in thousands, except percentages)	2005		2006		2007
	RMB	%	RMB	%	RMB	US$	%
Total revenues	319,215	100.0	837,838	100.0	1,744,425	239,140	100.0

Cost of revenues	(104,401)	32.7	(245,489)	29.3	(645,406)	(88,477)	37.0
Selling, general and administrative	(134,771)	42.3	(250,240)	29.9	(411,163)	(56,366)	23.6
Selling and marketing	(76,173)	23.9	(149,856)	17.9	(275,283)	(37,738)	15.8
General and administrative	(58,598)	18.4	(100,384)	12.0	(135,880)	(18,628)	7.8
Research and development	(44,200)	13.8	(79,231)	9.4	(140,702)	(19,289)	8.1

Total costs and operating expenses	(283,372)	88.8	(574,960)	68.6	(1,197,271)	(164,132)	68.7

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
Share-based Compensation Expenses
     Effective from January 1, 2006, we have adopted Statement of Financial Accounting Standards 123 (revised 2004), Share-Based Payment, or SFAS 123R, using the modified prospective transition approach. Prior to January 1, 2006, we accounted for share-based compensation arrangements with employees in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations thereof. Pursuant to SFAS 123R, we recognized share-based compensation over the requisite service periods for any share-based awards granted after December 31, 2005 based on the fair values of all share-based awards on the dates of grant. We continue to account for share options that were granted prior to the initial public filing of our registration statement on Form F-1 with the SEC on July 12, 2005 but that remained unvested at December 31, 2005 under APB 25. For share-based awards granted after the initial public filing of our registration statement on Form F-1 but prior to January 1, 2006, the compensation cost related to the unvested portion is recognized based on the fair value of those awards on their respective date of grant. Such costs are recognized upon the adoption of SFAS 123R on January 1, 2006.

     In addition to options, we started to use restricted shares as another type of share-based awards to employees in 2006. As of December 31, 2007, there was RMB51.4 million (US$7.1 million) unrecognized share-based compensation cost related to restricted shares. That deferred cost is expected to be recognized over a weighted-average vesting period of 1.35 years. To the extent the actual forfeiture rate is different from our original estimate, actual share-based compensation cost related to these awards may be different from our expectation.
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

	For the Year Ended December 31,
(in thousand)	2005		2006		2007
	RMB	%	RMB	%	RMB	US$	%
Allocation of Share-based Compensation Expenses
Cost of revenues	974	2.9	1,416	2.9	1,717	235	4.3
Selling, general and administrative	22,804	67.9	32,970	68.3	17,371	2,382	43.6
Research and development	9,793	29.2	13,894	28.8	20,760	2,846	52.1

Total share-based compensation expenses	33,571	100.0	48,280	100.0	39,848	5,463	100.0

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
PRC Enterprise Income Tax
     Pursuant to the applicable PRC tax laws and regulations effective before January 1, 2008, foreign-invested enterprises established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3%, respectively. An enterprise qualified as a “high and new technology enterprise” and located in a “national high-tech development zone” was entitled to a preferential EIT rate of 15% and an exemption from the EIT for two years starting from its first profitable year. In addition, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Technology Industry Development Zone was entitled to a preferential EIT rate of 15% and would enjoy an exemption from the EIT for the first three years of its establishment and a 50% reduction of the EIT for the succeeding three years.

     Under the applicable PRC tax laws and regulations effective before January 1, 2008, Baidu Online was qualified as a high and new technology enterprise. It was thus entitled to a preferential EIT rate of 15%. In 2006, Baidu Online obtained an “advanced technology enterprise” certificate from the Beijing Municipal Bureau of Commerce, which qualified Baidu Online for a 10% EIT rate from 2006 to 2008. Similarly, Baidu Times, which was also a certified foreign-invested high and new technology enterprise located in Beijing Zhongguancun Science Park (part of the Beijing New Technology Industry Development Zone), was entitled to a three-year exemption from EIT from 2006 to 2008 and a 7.5% EIT rate for another three years from 2009 to 2011, followed by a 15% tax rate so long as it continued to qualify as a high and new technology enterprise. Baidu China was registered in the Shanghai Pudong New Area and thus was subject to a 15% EIT rate. Moreover, Baidu China was granted “software enterprise” status by the Shanghai Municipal Information Commission in 2006 and thus was entitled to a full exemption from EIT from 2006 to 2007 and a 50% tax reduction from 2008 to 2010.
     On March 16, 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council issued the Implementation Rules of the Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the EIT Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the EIT Law.
     According to the EIT Law, as further clarified by the Implementation Rules and the Transition Preferential Policy Circular, FIEs and domestic enterprises are subject to EIT at a uniform rate of 25%. The EIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax treatment according to then effective tax laws and regulations will gradually transition to the uniform 25% EIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described therein.
     Under the Notice on Several Preferential Policies in Respect of Enterprise Income Tax promulgated jointly by the Ministry of Finance and the State Administration of Taxation on February 22, 2008, or the Caishui No. 1 Notice, other than the preferential EIT treatments specified under the EIT Law, the Implementation Rules and certain other tax regulations, all preferential EIT treatments granted prior to January 1, 2008 are eliminated. Accordingly, the preferential tax treatments granted to Baidu Online as an “advanced technology enterprise” have been eliminated as of January 1, 2008. However, there is still uncertainty as to how software enterprises established before January 1, 2008 will be treated under the EIT Law and related regulations. We are waiting for further official clarifications to determine Baidu China’s tax status.

     On April 14, 2008, the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Measures on the Recognition of High and New Technology Enterprises, or the Recognition Rules, effective on January 1, 2008. According to the Recognition Rules, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine whether an enterprise is qualified as a high and new technology enterprise under the EIT Law. In making such determination, these government agencies shall consider, among other factors, ownership of core technology, whether the products or services fall within the scope of high and new technology strongly supported by the state as specified in the Recognition Rules, the ratios of technical personnel and research and development (R&D) personnel to total personnel, the ratio of R&D expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures that will be set forth in a guidance to be issued later. We are waiting for additional official guidance to determine whether Baidu Online and Baidu Times will continue to be qualified as a high and new technology enterprise under the EIT Law and therefore entitled to the preferential tax rate and, in the case of Baidu Times, the remaining tax holidays granted under the previously effective tax laws and regulations. Meanwhile, in accordance with the Notice on Prepayment of the Enterprise Income Tax issued by the State Administration of Taxation on January 30, 2008, Baidu Online has started making prepayment of the EIT at the rate of 25%.
     In addition, under the EIT Law and the Implementation Rules, dividends, interests, rent or royalties payable by an FIE, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds of the disposition of assets (subsequent to deduction of the net value of such assets) by such foreign enterprise investor, shall be subject to a 10% withholding tax unless such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding. The Caishui No. 1 Notice issued on February 22, 2008 further clarifies that undistributed profits earned by FIEs prior to January 1, 2008 will be exempted from any withholding tax. The British Virgin Islands, where our wholly-owned subsidiary Baidu Holdings, which is the sole shareholder of our PRC subsidiary Baidu Online, is incorporated, does not have such a tax treaty with China. Baidu Hong Kong, our wholly-owned subsidiary and the sole shareholder of our PRC subsidiaries Baidu China and Baidu Times, was incorporated in Hong Kong, which has a tax treaty with China that provides for a lower withholding tax rate of 5%.
     An increase in Baidu Online’s, Baidu Times or Baidu China’s EIT rate pursuant to the new PRC tax law or the imposition of PRC withholding tax on dividends from such PRC operating subsidiaries would have a material adverse effect on our results of operations.
     Under the EIT Law and the Implementation Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the EIT at the rate of 25% on its worldwide income payable to the tax authority where such “de facto management bodies” locate. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” If we are deemed a resident enterprise, we may be subject to the EIT at 25% on our global income, except that the dividends we receive from our PRC subsidiary may be exempt from the EIT to the extent such dividends are deemed “dividends among qualified resident enterprises.” If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

     The EIT Law and the Implementation Rules have made an effort to scrutinize transactions between related parties. Pursuant to the EIT Law and the Implementation Rules, the tax authorities may impose mandatory adjustment on tax due to the extent a related party transaction is not in line with arm’s-length principle or was entered into with a purpose to reduce, exempt or delay the payment of tax. We expect more detailed rules applicable to transactions between related parties will be issued by PRC tax authorities in the future. Accordingly, we will assess the impact of such rules after its issuance.
     If Baidu Online, Baidu Times or Baidu China no longer qualifies for the preferential tax treatment, we will consider available options under applicable law that would enable us to qualify for further preferential tax treatment. To the extent we are unable to offset the impact of the expiration of Baidu Online’s, Baidu Times’ or Baidu China’s preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, the expiration of their preferential tax treatment may cause our effective tax rate to increase. The amount of income tax payable by our PRC subsidiaries in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the subsidiaries. Our effective tax rate depends partially on the extent of the relative contribution of each of our subsidiaries to our consolidated taxable income. In 2006 and 2007, our consolidated effective tax rate was 4.0% and -2.1%, respectively.
     If P4P were classified as a form of advertising in the future, we may have to conduct our P4P business through Baidu Netcom in order to comply with PRC laws and regulations that limit foreign ownership of online advertising companies. As a result, our consolidated effective tax rate would increase, as Baidu Netcom is subject to a 25% statutory enterprise income tax rate as of the date of this annual report.
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
     According to EITF 00-8, Accounting by a Grantee for an Equity Instrument to Be Received in Conjunction with Providing Goods or Services, if we provide services in exchange for equity instruments, we are required to measure the fair value of those equity instruments for revenue recognition purposes as of the earlier of either of the following dates:
•	The date the parties come to a mutual understanding of the terms of the equity-based compensation arrangement and a commitment for performance by us to earn the equity instruments is reached; or

•	The date at which our performance necessary to earn the equity instruments is completed.
     If as of the measurement date, the fair value of the equity instruments received is not determinable within reasonable limits, the transaction is recognized based on the fair value of the services provided. If the fair value of both the equity instruments received and the services provided cannot be determined, no revenue is to be recognized for the services provided and the equity instrument received is to be recorded at zero carrying value. The amount of revenues recognized for such transactions was not material for any of the years presented.
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
     We incur business taxes and surcharges in connection with the provision of online marketing services, technical and consulting services by Baidu Online to our consolidated affiliated entities, and other taxable services in China. According to EITF 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement, we included the business tax and surcharges incurred on our online marketing revenues in our cost of revenues. Traffic acquisition costs represent the amounts paid or payable to Baidu Union members from which we generate revenues. These payments are primarily based on revenue sharing arrangements under which we pay our Baidu Union members a percentage of the fees we earn from our online marketing customers, primarily generated by click-throughs by users of our Baidu Union members’ properties.

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
     We adopted the provisions of Financial Accounting Standard Board, or FASB, Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or FIN 48, on January 1, 2007. FIN 48 clarified the accounting for uncertainty for treatment of income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The cumulative effects of applying FIN 48 is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. We did not incur a cumulative effect adjustment upon adoption, nor did the standard have any impact on our financial statements for the year ended December 31, 2007. We have elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations.

     In general, tax filings within the last five years are subject to examination by the PRC and Japanese tax authorities. Accordingly, our PRC subsidiaries’ and affiliated entities’ tax filings for the tax years 2003 to 2007 and our Japanese subsidiary’s tax filings for the tax years 2006 to 2007 remain open to examination by the respective taxing jurisdictions.
Consolidation of Variable Interest Entities
     PRC law currently limits foreign ownership of companies that provide Internet content and advertising services. To comply with these foreign ownership restrictions, we operate our websites and provide online advertising services in China through affiliated PRC companies wholly-owned by PRC citizens. These affiliated PRC companies hold the licenses and approvals necessary to operate our websites and to provide online advertising services in China. We have contractual arrangements with these companies and their shareholders pursuant to which we provide technology consulting services and license certain software products and registered trademarks to them. Through these contractual arrangements, we also have the ability to substantially influence their daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder approval. As a result of these contractual arrangements, which enable us to control these affiliated PRC companies, we are considered the primary beneficiary of these companies. Accordingly, we regard each of these affiliated PRC companies as a Variable Interest Entity under FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” or FIN 46R, and we consolidate the results, assets and liabilities of these companies in our consolidated financial statements.
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
Impairment of Long-Lived Assets
     We evaluate long-lived assets, such as property and equipment and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We assess the recoverability of an asset group based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. There has been no impairment charges of our long-lived assets in any of the years presented.

Impairment of Goodwill
     We assess goodwill for impairment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill be tested for impairment at the “reporting unit level” (“Reporting Unit”) at least annually and more frequently upon the occurrence of certain events, as defined by SFAS No. 142. Consistent with our determination that we have only one reporting segment, we have determined that there is only one reporting unit. Goodwill was tested for impairment in the annual impairment tests on December 31 in each of the years 2005, 2006, and 2007 using the two-step process required by SFAS No. 142. First, we reviewed the carrying amount of the Reporting Unit compared to the “fair value” of the Reporting Unit based on quoted market prices of our ordinary shares. If such comparison reflected potential impairment, we would then prepare the discounted cash flow analyses. Such analyses are based on cash flow assumptions that are consistent with the plans and estimates being used to manage the business. An excess of the carrying value of the goodwill over the fair value of the goodwill would indicate that the goodwill may be impaired. Finally, if we determined that goodwill may be impaired, the “implied fair value” of the goodwill, as defined by SFAS No. 142, would be compared to its carrying amount to determine the impairment loss, if any. There has been no impairment of goodwill in any of the years presented.
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
     We classify the short-term investments in debt and equity securities as “held-to-maturity,” “trading” or “available-for-sale.” These classifications determine the respective accounting methods stipulated by the accounting standard for financial instruments. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. The securities that we have a positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. We do not have available-for-sale securities. Unrealized holding gains and losses for trading securities are included in our earnings. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities, are also included in our earnings. Any realized gains or losses on the sale of the short term investments are determined on a specific identification method, and such gains and losses are reflected as a component of our interest income.
     For individual securities classified as held-to-maturity securities, we evaluate whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is included in our earnings.

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
Recent Accounting Pronouncements
     On September 15, 2006, the FASB issued SFAS No. 157, Fair Value Measurement, or SFAS 157. This statement provides guidance for using fair value to measure assets and liabilities. This statement also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The statement does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of this statement has no material impact on our financial statements.
     In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, (“SFAS 159”). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of this statement has no material impact on our financial statements.
     In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), Business Combinations, or SFAS 141R. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for us beginning January 1, 2009. We are currently evaluating the potential impact of the adoption of SFAS 141R on our financial statements.
     In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, or SFAS 160, an amendment of ARB No. 51. This statement affects the entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are currently assessing the impact of this new statement on our financial statements.
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

	For the Year Ended December 31,
(in thousands)	2005	2006	2007
	RMB	RMB	RMB	US$
Consolidated Statements of Income Data
Revenues:
Online marketing services	307,363	828,484	1,741,021	238,673
Other services	11,852	9,354	3,404	467
Total revenues	319,215	837,838	1,744,425	239,140
Operating costs and expenses (1):
Cost of revenues	(104,401)	(245,489)	(645,406)	(88,477)
Selling, general and administrative	(134,771)	(250,240)	(411,163)	(56,366)
Research and development	(44,200)	(79,231)	(140,702)	(19,289)

Total operating costs and expenses	(283,372)	(574,960)	(1,197,271)	(164,132)

Operating profit	35,843	262,878	547,154	75,008
Interest income	13,580	42,443	49,009	6,719
Other income, net, including exchange gains or losses	93	4,098	20,053	2,749
Taxation	(1,911)	(12,256)	12,752	1,748
Cumulative effect of change in accounting principle	—	4,603	—	—

Net income	47,605	301,766	628,968	86,224

(1)	Share-based compensation expenses are allocated as follows:

Cost of revenues	(974)	(1,416)	(1,717)	(235)
Selling, general and administrative	(22,804)	(32,970)	(17,371)	(2,382)
Research and development	(9,793)	(13,894)	(20,760)	(2,846)

	(33,571)	(48,280)	(39,848)	(5,463)

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
     Revenues. Our total revenues increased by 108.2% from RMB837.8 million in 2006 to RMB1.7 billion (US$239.1 million) in 2007. This increase was primarily due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 110.1% from RMB828.5 million in 2006 to RMB1.7 billion (US$238.7 million) in 2007. This increase was mainly attributable to our customers’ increased use of online marketing as a means to promote their products and services, as evidenced by the increase in the number of our online marketing customers from approximately 143,000 in 2006 to over 214,000 in 2007, and the increase in the average revenue per customer from approximately RMB5,800 in 2006 to approximately RMB8,100 (US$1,110) in 2007. The increase in our online marketing customers was mainly due to our effective distribution network and our expanded direct sales, especially in Beijing, Shanghai, Guangzhou and Shenzhen. The increase in the average revenue per customer was primarily attributable to the increase in the number of paid clicks, and the higher price per click as more customers participated in our P4P auction platform. The number of paid clicks increased by 77.6% from 2006 to 2007.

     Operating Costs and Expenses. Our total operating costs and expenses increased by 108.2 % from RMB575.0 million in 2006 to RMB 1.2 billion (US$164.1 million) in 2007. This increase was primarily due to increases in our cost of revenues, and, to a lesser extent, an increase in our selling, general and administrative expenses as well as research and development expenses.
•	Cost of Revenues. Our cost of revenues increased by 162.9 % from RMB245.5 million in 2006 to RMB645.4 million (US$88.5 million) in 2007. This increase was primarily due to the following factors:
•	Business Tax and Surcharges. Our business tax and surcharges increased by 109.9 % from RMB51.8 million in 2006 to RMB108.8 million (US$14.9 million) in 2007, primarily as a result of increase in our online marketing revenues.

•	Traffic Acquisition Costs. Our traffic acquisition costs increased by 172.3% from RMB75.2 million in 2006 to RMB204.7 million (US$28.1 million) in 2007. This was primarily due to the growth of revenue contribution from our Baidu Union members.

•	Bandwidth Costs. Our bandwidth costs increased by 193.8 % from RMB40.0 million in 2006 to RMB117.6 million (US$16.1 million) in 2007, as a result of increased bandwidth to support increased traffic in our existing market in China and the new Japan market.

•	Depreciation Expenses of Servers and Other Equipment. Our depreciation expenses of servers and other computer hardware increased by 185.3 % from RMB51.6 million in 2006 to RMB147.1 million (US$20.2 million) in 2007, as we acquired more servers, network equipment and computer hardware to meet increased user traffic and accommodate growing online marketing services.

•	Operational Expenses. Our operational expenses increased by 157.2 % from RMB25.5 million in 2006 to RMB65.5 million (US$9.0 million) in 2007, primarily due to the increase in the number and compensation levels of our operating and technical support employees to meet the needs of our growing operations.
•	Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 64.3% from RMB250.2 million in 2006 to RMB411.2 million (US$56.4 million) in 2007. This increase was primarily due to the following factors:
•	total salaries and benefits and staff-related expense increased by 96.0% from RMB111.6 million in 2006 to RMB218.7 million (US$30.0 million) in 2007, primarily due to the increased direct sales and administrative headcount to support our expanded online marketing services;

•	total office operating expenses increased by 69.2% from RMB33.2 million in 2006 to RMB56.1 million (US$7.7 million) in 2007, as a result of increase and expansion of our direct sales offices; and

•	total traveling, communication and entertainment expenses increased by 58.1% from RMB10.3 million in 2006 to RMB16.3 million (US$2.2 million) in 2007, primarily due to the increased administrative and direct sales headcount to support our expanded online marketing services.
The above increases were offset by a 47.3% decrease in share-based compensation expenses for staff performing selling, general and administrative functions from RMB33.0 million in 2006 to RMB17.4 million (US$2.4 million) in 2007, primarily due to a decrease in the amount of share-based awards granted.

•	Research and Development Expenses. Our research and development expenses increased by 77.6 % from RMB79.2 million in 2006 to RMB140.7 million (US$19.3 million) in 2007, primarily as a result of the increased headcount and increased compensation levels.
     Operating Profit. As a result of the foregoing, we generated an operating profit of RMB547.2 million (US$75.0 million) in 2007, a 108.1% increase from 2006.
     Taxation. Our income tax benefit was RMB12.8 million (US$1.7 million) in 2007, which was primarily due to our receipt of an incentive tax refund of RMB21.2 (US$2.9 million) arising from capital reinvestment in one of our PRC subsidiaries in the fourth quarter of 2007.
     Other income, net, including exchange gains or losses. The increase in 2007 was due primarily to our receipt of RMB14.6 million (US$2.0 million) in government subsidies in 2007.
     Cumulative effect of change in accounting principle. The cumulative benefit of RMB4.6 million in 2006 was due to the adoption of SFAS 123R, which reflects the net cumulative impact of estimating future forfeitures for the options granted in the third and fourth quarters of 2005. There was no cumulative effect in adopting FIN 48.
     Net Income. As a result of the foregoing, we had net income of RMB629.0 million (US$86.2 million) in 2007, a 108.4% increase compared to net income of RMB301.8 million in 2006.
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     Revenues. Our total revenues increased by 162.5% from RMB319.2 million in 2005 to RMB837.8 million in 2006. This increase was primarily due to a substantial increase in our revenues from online marketing services, slightly offset by a decrease of RMB2.5 million in revenues from other services. Our online marketing revenues increased by 169.5% from RMB307.4 million in 2005 to RMB828.5 million in 2006. This increase was mainly attributable to our customers’ increased use of online marketing as a means to promote their products and services, as evidenced by the increase in the number of our online marketing customers from approximately 76,000 in 2005 to over 143,000 in 2006, and the increase in the average revenue per customer from approximately RMB4,044 in 2005 to approximately RMB5,800 in 2006. The increase in our online marketing customers was mainly due to our effective distribution network and our expanded direct sales, especially in Beijing, Shanghai and Guangzhou. The increase in the average revenue per customer was primarily attributable to the increase in the number of clicks, and the higher price per click as more customers participated in our P4P auction platform. The number of paid clicks increased by 142.6% from 2005 to 2006.

     Operating Costs and Expenses. Our total operating costs and expenses increased by 102.9% from RMB283.4 million in 2005 to RMB575.0 million in 2006. This increase was primarily due to increases in our cost of revenues and selling, general and administrative expenses, and, to a lesser extent, an increase in our research and development expenses.
•	Cost of Revenues. Our cost of revenues increased by 135.1% from RMB104.4 million in 2005 to RMB245.5 million in 2006. This increase was primarily due to the following factors:
•	Business Tax and Surcharges. Our business tax and surcharges increased by 149.6% from RMB20.8 million in 2005 to RMB51.8 million in 2006, primarily as a result of increase in our online marketing revenues.

•	Traffic Acquisition Costs. Our traffic acquisition costs increased by 254.4% from RMB21.2 million in 2005 to RMB75.2 million in 2006. This was primarily due to the growth of revenue contribution from our Baidu Union members.

•	Bandwidth Costs. Our bandwidth costs increased by 88.0% from RMB21.3 million in 2005 to RMB40.0 million in 2006, as a result of increased bandwidth to support increased traffic.

•	Depreciation Expenses of Servers and Other Equipment. Our depreciation expenses of servers and other computer hardware increased by 104.0% from RMB25.3 million in 2005 to RMB51.6 million in 2006, as we acquired more servers, network equipment and computer hardware to meet increased user traffic and accommodate growing online marketing services.

•	Operational Expenses. Our operational expenses increased by 70.9% from RMB14.9 million in 2005 to RMB25.5 million in 2006, primarily due to the increase in the number of our operating and technical support employees to meet the needs of our growing operations.
•	Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 85.7% from RMB134.8 million in 2005 to RMB250.2 million in 2006. This increase was primarily due to the following factors:
•	total salaries and benefits increased by 136.2% from RMB47.2 million in 2005 to RMB111.6 million in 2006, primarily due to the increased administrative and direct sales headcount along with our expanded online marketing services;

•	total office operating expenses increased by 158.4% from RMB12.8 million in 2005 to RMB33.2 million in 2006, as a result of increase and expansion of our direct sales offices;

•	professional expenses increased by 191.4% from RMB9.2 million in 2005 to RMB26.9 million in 2006, primarily due to the increased expenditures associated with being a public company, such as the compliance with the requirements of Section 404 of the Sarbanes-Oxley Act; and

•	share-based compensation expenses for staff performing selling, general and administrative functions increased by 44.6% from RMB22.8 million to RMB33.0 million in 2006, primarily due to the adoption of the fair value measure of our share-based awards under SFAS 123R since January 1, 2006.
•	Research and Development Expenses. Our research and development expenses increased by 79.3% from RMB44.2 million in 2005 to RMB79.2 million in 2006, primarily as a result of the increased headcount.
     Operating Profit. As a result of the foregoing, we generated an operating profit of RMB262.9 million in 2006, a 633.4% increase from 2005.
     Taxation. Our income tax expenses were RMB12.3 million in 2006, a 541.3% increase from 2005, primarily due to the substantial increase in our operating profit.
     Cumulative effect of change in accounting principle. The cumulative benefit of RMB4.6 million was due to the adoption of SFAS 123R in 2006, which reflects the net cumulative impact of estimating future forfeitures for the options granted in the third and fourth quarters of 2005.
     Net Income. As a result of the foregoing, we had net income of RMB301.8 million in 2006, a 533.9% increase compared to net income of RMB47.6 million in 2005.
Inflation
     Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.8%, 1.6% and 4.8% in 2005, 2006 and 2007, respectively. According to the National Bureau of Statistics of China, China’s general consumer price index increased 8.5% in April 2008 compared to April 2007. Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Foreign Currency
     The exchange rate between U.S. dollar and RMB was in a decline trend, from July 2005 when the average exchange rate was 8.2264 to December 2007 when the average exchange rate was 7.3682, which resulted in foreign currency translation losses when we translated our financial assets from U.S. dollar into RMB.
B. Liquidity and Capital Resources
Cash Flows and Working Capital
     The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
(in thousands)	2005	2006	2007
	RMB	RMB	RMB	US$
Net cash generated from operating activities	162,352	526,144	935,152	128,199
Net cash used in investing activities	(181,096)	(294,272)	(713,216)	(97,772)
Net cash generated from financing activities	724,333	32,179	40,698	5,579
Effect of exchange rate changes on cash	(5,192)	(28,370)	(48,308)	(6,624)
Net increase in cash and cash equivalents	700,397	235,681	214,326	29,382
Cash and cash equivalents at beginning of the period	200,196	900,593	1,136,274	155,769
Cash and cash equivalents at end of the period	900,593	1,136,274	1,350,600	185,151
Operating Activities
     Net cash generated from operating activities increased to RMB935.2 million (US$128.2 million) in 2007 from RMB526.1 million in 2006. This increase was mainly attributable to several factors, including (i) the substantial increase in net income to RMB629.0 million (US$86.2 million) in 2007 compared to net income of RMB301.8 million in 2006; (ii) the increase in add-back of non-cash expenses, mainly consisting of share-based compensation and depreciation expenses; (iii) the increase in customer deposits resulting from the increased number of P4P customers; and (iv) the increase in accrued expenses and other liabilities, partially offset by an increase of RMB24.6 million (US$3.4 million) in other non-current assets primarily due to deposits for new offices we rent.
     Net cash generated from operating activities increased to RMB526.1 million in 2006 from RMB162.4 million in 2005. This increase was mainly attributable to several factors, including (i) the net income of RMB301.8 million in 2006 compared to net income of RMB47.6 million earned in 2005; (ii) the increase in add-back of non-cash expenses, mainly consisting of share-based compensation and depreciation expenses; (iii) the increase in customer deposits resulting from the increased number of P4P customers; and (iv) the increase in accrued expenses and other liabilities.

Investing Activities
     Net cash used in investing activities increased from RMB294.3 million in 2006 to RMB713.2 million (US$97.8 million) in 2007, primarily due to our purchase of additional servers in China and Japan, cash used in acquisitions (including investments in several privately held entities for less than 5% of equity interests in each of these entities), investment in marketable securities, additional payment for the acquisition of the land use right for our new corporate headquarters, and investment in connection with the construction of the corporate headquarters. Net cash used in investing activities increased from RMB181.1 million in 2005 to RMB294.3 million in 2006 primarily due to our purchase of additional servers and other computer hardware, as well as investment in marketable securities.
     We expect that net cash used in investing activities will increase in 2008 and 2009. The expected increase is due to the building of our new corporate headquarters in Beijing and any future investments or acquisitions we may pursue.
Financing Activities
     Net cash provided by financing activities increased from RMB32.2 million in 2006 to RMB40.7 million (US$5.6 million) in 2007, due to the net proceeds received from the exercise of stock options in 2007. Net cash provided by financing activities decreased substantially from RMB724.3 million in 2005 to RMB32.2 million in 2006, due to the net proceeds received from our initial public offering in 2005.
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
     We are a holding company with no operations of our own. We conduct our operations in China primarily through our indirect wholly-owned subsidiaries, Baidu Online, Baidu China and Baidu Times, and our variable interest entities, Baidu Netcom and Beijing Perusal. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by Baidu Online, Baidu China and Baidu Times and license and service fees paid by Baidu Netcom and Beijing Perusal. If Baidu Online, Baidu China, Baidu Times or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries and affiliated entities in the PRC are required to set aside at least 10% of their after-tax profit each year to fund a statutory reserve fund until the amount of the reserve fund reaches 50% of such entity’s registered capital. Although these statutory reserve funds can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, these reserve funds are not distributable as cash dividends except in the event of a solvent liquidation of the companies. See Note 14 to our consolidated financial statements.
Capital Expenditures
     We made capital expenditures of RMB88.7 million, RMB127.5 million and RMB569.1 million (US$78.0 million) in 2005, 2006 and 2007, respectively, representing 27.8%, 15.2% and 32.6% of our total revenues, respectively. Our capital expenditures were used primarily to purchase servers, network equipment and other computer hardware for our business, the acquisition of the land use right and the construction for our new corporate headquarters.

     In late 2005, we entered into an agreement to acquire the land use right in Beijing to build our new corporate headquarters with a floor space of approximately 44,000 square meters. The floor space was increased to 59,000 square meters in 2006. The aggregate prepayment for acquiring the land use right was approximately RMB97.6 million (US$13.4 million) as of December 31, 2007. We have obtained necessary governmental approvals for the proposed development and use of the land, and our new office building is currently under construction. Our capital expenditures may increase substantially in the near term as our business continues to grow and as we expand and improve our network infrastructure.
C. Research and Development
     We have a team of experienced engineers who are mostly based at our headquarters in Beijing. We recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We have also recruited experienced engineers from overseas. We compete aggressively for engineering talent to help us address challenges such as Chinese language processing, information retrieval and high performance computing. In each of the three years ended December 31, 2005, 2006 and 2007, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB44.2 million, RMB79.2 million and RMB140.7 million (US$19.3 million), representing 13.8%, 9.5% and 8.1% of our total revenues for 2005, 2006 and 2007, respectively.
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. Contractual Obligations and Commercial Commitments
     The following table sets forth our contractual obligations as of December 31, 2007:

	Payment Due by Period
		Less than 1			More than 5
(in RMB thousands)	Total	year	1-3 years	3-5 years	years
Operating lease obligations (1)	179,643	128,556	51,087	—	—
Capital commitments (2)	179,636	179,636	—	—	—
Other long-term obligation reflected on balance sheets under U.S. GAAP (3)	3,000	3,000	—	—	—
Total	362,279	311,192	51,087	—	—

(1)	Operating lease obligations represent the lease obligations for our premises and bandwidth obligations.

(2)	Capital commitments relate primarily to leasehold improvements and building construction.

(3)	Other long-term obligation represents the payment arrangement relating to an acquisition in 2006.
     We do not have any long-term debt obligations, capital (finance) lease obligations or purchase obligations.

Item 6.	Directors, Senior Management and Employees
A. Directors and Senior Management
     The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Robin Yanhong Li	39	Chairman and Chief Executive Officer
Jennifer Li	40	Chief Financial Officer
Peng Ye	47	Chief Operating Officer
William I. Chang	44	Chief Scientist
William Decker	61	Independent Director
James Ding	43	Independent Director
Nobuyuki Idei	70	Independent Director
Greg Penner	38	Independent Director
     Robin Yanhong Li is a co-founder of our company. Mr. Li has served as our chairman of the board since our inception in January 2000 and as our chief executive officer since January 2004. Mr. Li served as our president from February 2000 to December 2003. Prior to founding our company, Mr. Li worked as a staff engineer for Infoseek, a pioneer in the Internet search engine industry, from July 1997 to December 1999. Mr. Li was a senior consultant for IDD Information Services from May 1994 to June 1997. Mr. Li received a bachelor’s degree in information science from Peking University and a master’s degree in computer science from the State University of New York at Buffalo.
     Jennifer Li joined our company in March 2008 as our chief financial officer. Prior to joining our company, Ms. Li served as controller of General Motors Acceptance Corporation’s North American Operations from 2005 to 2008. Prior to GMAC, Ms. Li worked at General Motors China, where she was responsible for overseeing finance functions of General Motors’ wholly-owned and joint venture businesses in China from 2001 to 2004, with the last post as its chief financial officer. From 1994 to 2001, she held several other finance positions at General Motors in China, Singapore, the United States and Canada. Ms. Li holds an MBA from the University of British Columbia in Vancouver, B.C., Canada and a bachelor of arts from Tsinghua University in Beijing, China.

     Peng Ye joined our company in April 2008 as our chief operating officer. From June 2006 to March 2008, Mr. Ye served as country general manager of Apple China. Prior to that, Mr. Ye worked at ND SatCom AG, a leading global supplier of innovative satellite-based communications solutions, as global vice president and China managing director from November 2005 to May 2006, and for Motorola Mobile Business North Asia as vice president of Asia Pacific and general manager of New Wireless Carrier Operations from April 2003 to October 2005. Mr. Ye also served Nortel China and Nortel Europe for seven years in several senior management and product development positions from April 1996 to March 2003. Mr. Ye holds a Ph.D. in information and software engineering from the University of Ulster in the UK, an EMBA from China Europe International Business School, a master of information system engineering from the National University of Defense Technology in China and a bachelor of computer communications from Nanjing University of Post and Telecommunications in China.
     William I. Chang has served as our chief scientist since January 2007. Dr. Chang is a recognized expert in search technology, online community and advertising business models. From 2001 to January 2007, he served as chairman, president and chief executive officer of the Affini, Inc., a search technology and software company he founded. Since January 2007, he has served as chairman of Affini, Inc. From 2000 to 2001, Dr. Chang served as chief technology officer at Sentius Corporation, a hypertext software company, where he created a contextual advertising product. From 1998 to 1999, Dr. Chang served as vice president of Go Network. From 1997 to 1998, he was the chief technology officer of Infoseek, where he created the Infoseek natural language search engine for both the Internet search and enterprise applications. From 1991 to 1995, Dr. Chang worked as a postdoctoral fellow and associate staff researcher with the Cold Spring Harbor Laboratory, where he mapped a genome and invented a protein sequence search methodology. Dr. Chang received a bachelor’s degree in mathematics from Harvard University and a Ph.D. in computer science from the University of California, Berkeley.
     William Decker has served as our independent director since October 2005. Mr. Decker is a retired partner of PricewaterhouseCoopers LLP. Prior to his retirement in July 2005, Mr. Decker was the senior partner in charge of PricewaterhouseCoopers LLP’s Global Capital Markets Group. He led a team of more than 300 professionals in 25 countries to provide technical support to non-U.S. companies on SEC regulations and U.S. GAAP reporting and assistance with the Sarbanes-Oxley Act compliance work. He was also one of PricewaterhouseCoopers’ lead authorities on the Sarbanes-Oxley Act . Mr. Decker received a bachelor’s degree in accounting from Fairleigh Dickinson University in New Jersey.
     James Ding has served as our independent director since our initial public offering in August 2005. Mr. Ding is a managing director of GSR Ventures, a venture capital fund focusing on early stage technology companies in China. He also has served as the chairman of the board of directors of AsiaInfo Holdings, Inc., a Nasdaq-listed company, since April 2003 and has served as a member of the board of AsiaInfo since its inception. He served as AsiaInfo’s chief executive officer from May 1999 to April 2003. He was also AsiaInfo’s senior vice president for business development and chief technology officer from 1997 to 1999. Mr. Ding received a master’s degree in information science from the University of California, Los Angeles.

     Nobuyuki Idei has served as our independent director since June 2007. An experienced director, Mr. Idei also currently serves as chairman of the advisory board of Sony Corporation, director of Accenture, director of Red Herring and chairman of the National Conference on Fostering Beautiful Forests in Japan. Mr. Idei is founder and CEO of Quantum Leaps Corporation, a specialist consultancy that advises private and public institutions on the changing role of technology in the 21st century. From 2000 to 2005, Mr. Idei was chairman and CEO of Sony Corporation. Prior to that, he held a range of leadership positions at Sony including general manager of the audio division, senior general manager of the home video group, and president and representative director. Mr. Idei has also served in a number of other advisory positions including as counselor to the Bank of Japan, member of Japan’s national IT Strategy Council, and as vice chairman of Nippon Keidanren. Mr. Idei received a bachelor of science degree in economics and politics from Waseda University in Tokyo.
     Greg Penner has served as our director since July 2004. Mr. Penner is a general partner of Madrone Capital Partners, an investment firm based in Menlo Park, California. From 2002 to 2004, he was the senior vice president and chief financial officer of Wal-Mart Japan, and was a director of The Seiyu, Ltd., a Japanese retailer from 2002 to 2008 when the company was acquired by Wal-Mart Stores, Inc. From 2000 to 2002, Mr. Penner was responsible for the business development, legal and finance affairs of Walmart.com, Wal-Mart’s Internet business based in California. Prior to joining Wal-Mart, Mr. Penner was a general partner at Peninsula Capital, an early stage venture capital fund. In addition to Baidu and Seiyu, Mr. Penner also serves as a director of the Global Hyatt Corporation, Cuill, Inc., a privately-held Internet search engine developer, and 99Bill Corporation (based in Shanghai, China). Mr. Penner received a bachelor’s degree in international economics from the School of Foreign Service at Georgetown University and an M.B.A. from the Stanford Graduate School of Business.
B. Compensation of Directors and Executive Officers
     In 2007, we paid an aggregate of approximately RMB5.5 million (US$0.8 million) and approximately RMB0.7 million (US$0.1 million) in cash compensation to our executive officers and non-executive directors, respectively. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.
     Our board of directors and shareholders approved the issuance of up to 5,040,000 ordinary shares upon exercise of awards granted under our 2000 option plan. As of March 31, 2008, options to purchase 694,607 ordinary shares are outstanding. The following table summarizes, as of March 31, 2008, the outstanding options and restricted shares that we granted to our current directors and executive officers and to other individuals as a group under our 2000 option plan.

	Ordinary Shares
	Underlying
	Outstanding		Exercise Price
Name	Options		(US$/Share)	Grant Date	Expiration Date
Robin Yanhong Li	50,000		2.50	April 1, 2004	April 1, 2009
	22,050		49.25	February 15, 2006	February 15, 2011
	393	(1)	—	February 15, 2006	N/A
	15,000		124.90	January 24, 2007	January 24, 2012
	2,500	(1)	—	January 24, 2007	N/A
Jennifer Li(2)	6,000		317.75	April 16, 2008	April 16, 2015
	4,500	(1)	—	April 16, 2008	N/A
Peng Ye(3)	8,500		342.00	April 25, 2008	April 25, 2015
	2,000	(1)	—	April 25, 2008	N/A
William I. Chang	30,000		124.90	January 24, 2007	January 24, 2012
	3,000	(1)	—	January 24, 2007	N/A
William Decker	800	(1)	—	January 11, 2008	N/A
James Ding	650	(1)	—	January 11, 2008	N/A
Nobuyuki Idei	15,000		183.23	January 10, 2008	July 25, 2012
Greg Penner	650	(1)	—	January 11, 2008	N/A
Other individuals as a group	554,564		—	—	—

(1)	Restricted shares.

(2)	Ms. Li joined us in March 2008 and her options and restricted shares were granted on April 16, 2008. The options will vest in batches over a period a time and generally will expire three years after vesting. The expiration date disclosed in the table is the last expiration date.

(3)	Mr. Ye joined us in April 2008 and his options and restricted shares were granted on April 25, 2008. The options will vest in batches over a period a time and generally will expire three years after vesting. The expiration date disclosed in the table is the last expiration date.
     Types of Awards. We may grant the following types of awards under our 2000 option plan:
•	our ordinary shares;

•	options to purchase our ordinary shares; and

•	any other securities with value derived from the value of our ordinary shares.
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
     In 2007, our audit committee held meetings and passed resolutions by unanimous written consent five times.
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
     In 2007, our compensation committee held meeting and passed resolutions by unanimous written consent twice.
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

     In 2007, our corporate governance and nominating committee passed resolutions by unanimous written consent three times.
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
D. Employees
     We had 1,307, 3,113 and 6,252 employees as of December 31, 2005, 2006 and 2007, respectively. As of December 31, 2007, we had 6,252 employees, including 460 in management and administration, 913 in research and development, 514 in operation and service, and 4,365 in sales and marketing. We also hire temporary employees and contractors from time to time. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.
E. Share Ownership
     The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2008, assuming exercise of all outstanding options, by:
•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.
     See “B. Compensation of Directors and Executive Officers” for more details on options and restricted shares granted to our directors and executive officers.

	Shares Beneficially Owned
Directors and Executive Officers:	Number (1)	% (2)

Robin Yanhong Li (3)	5,617,608	16.4%
Jennifer Li(4)	10,500	*
Peng Ye(5)	10,500	*
William Chang (6)	33,370	*
William Decker (7)	800	*
James Ding (8)	650	*
Nobuyuki Idei (9)	15,000	*
Greg Penner (10)	1,133,853	3.3%
All Directors and Executive Officers as a Group (11)	6,822,281	19.9%

Principal Shareholders:
Handsome Reward Limited (12)	5,490,000	16.1%

*	Less than 1%.

(1)	The number of shares beneficially owned by each listed person includes the shares beneficially owned by such person, the shares underlying all options held by such person, and restricted shares held by such persons. The options and restricted shares were granted under our 2000 option plan.

(2)	Percentage of beneficial ownership of each listed person is based on 34,195,183 ordinary shares (consisting of 25,300,772 Class A ordinary shares and 8,894,411 Class B ordinary shares) of the company outstanding as of March 31, 2008, the number of ordinary shares underlying options and the number of restricted shares held by such person as of that date.

(3)	Includes (i) 37,665 Class A ordinary shares held by Mr. Li, (ii) 87,050 Class A ordinary shares issuable upon exercise of options held by Mr. Li, (iii) 2,893 restricted shares held by Mr. Li, and (iv) 5,490,000 Class B ordinary shares held by Handsome Reward Limited, a company wholly-owned and controlled by Mr. Li. Excludes 1,676,667 Class B ordinary shares held by Melissa Ma, Mr. Li’s wife, of which Mr. Li disclaims beneficial ownership. The business address for Mr. Li is c/o Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(4)	Includes (i) 6,000 Class A ordinary shares issuable upon exercise of options and (ii) 4,500 restricted shares, both granted on April 16, 2008. The business address for Ms. Li is c/o Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(5)	Includes (i) 8,500 Class A ordinary shares issuable upon exercise of options and (ii) 2,000 restricted shares, both granted on April 25, 2008. The business address for Mr. Ye is c/o Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(6)	Includes (i) 370 Class A ordinary shares in the form of ADSs beneficially owned by Mr. Chang, (ii) 30,000 Class A ordinary shares issuable upon exercise of options held by Mr. Chang and (iii) 3,000 restricted shares held by Mr. Chang. The business address for Mr. Chang is Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(7)	Includes 800 restricted shares granted to Mr. Decker on January 11, 2008. The address of Mr. Decker is 24 Nordic Way, Saranac Lake, NY, 12983, USA.

(8)	Includes 650 restricted shares granted to Mr. Ding on January 11, 2008. The business address of Mr. Ding is 4/F, Zhongdian Information Tower No.6 Zhongguancun South Street, Haidian District, Beijing 100086, PRC.

(9)	Includes 15,000 ordinary shares issuable upon exercise of options held by Mr. Idei. The business address of Mr. Idei’s address is Tokyo Ginko Kyoukai Building 16F,1-3-1, Marunouchi, Chiyoda-ku, Tokyo, 100-0005, Japan.

(10)	Includes (i) 15,520 Class A shares in the form of ADSs held by Mr. Penner, (ii) 650 restricted shares, (iii) 150,000 Class A ordinary shares in the form of ADSs held by MCP Fund I, LLC, a fund for which Mr. Penner serves as a managing member of the sole manager; and (iv) 967,683 Class B ordinary shares held by Peninsula Capital Fund I, LLC. Mr. Penner is the sole manager of Peninsula Capital Fund I, LLC, and has sole voting and dispositive power over all the shares held by Peninsula Capital Fund I, LLC. Mr. Penner disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The business address for Mr. Penner is 3000 Sand Hill Road, Building 1, Suite 150, Menlo Park, California 94025, U.S.A.

(11)	Includes ordinary shares, ordinary shares issuable upon exercise of all options and restricted shares held by all of our directors and executive officers as a group.

(12)	Represents 5,490,000 Class B ordinary shares held by Handsome Reward Limited, a British Virgin Island company wholly-owned and controlled by Mr. Robin Yanhong Li. The business address of Handsome Reward Limited is c/o Robin Yanhong Li, Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.
     Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering in 2005. Holders of our Class B ordinary shares may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Item 3D. Key Information—Risk Factors—Risks Related to Our ADSs—Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”
     As of March 31, 2008, 34,195,183 of our ordinary shares were issued and outstanding. To our knowledge, approximately 26,719,889 ordinary shares, or 78.1% of our total outstanding ordinary shares, were held by record shareholders in the United States, including 25,180,344 Class A ordinary shares held of record by The Bank of New York, the depositary of our ADS program.

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

     Exclusive Technology Consulting and Services Agreement. Pursuant to the exclusive technology consulting and services agreement between Baidu Online and Baidu Netcom, Baidu Online has the exclusive right to provide to Baidu Netcom technology consulting and services related to the maintenance of servers, software development and design of advertisements. Baidu Online also seconds employees to Baidu Netcom for whom Baidu Netcom bears the costs and expenses. Baidu Online owns the intellectual property rights related to the software developed by Baidu Online for Baidu Netcom. Baidu Netcom pays monthly service fees to Baidu Online based upon a pre-agreed formula, which takes into account the number of monthly page views and the basic fee for every one thousand page views of advertisements displayed on our websites. The basic fee for every one thousand page views is subject to periodic adjustment. The current rate of the basic fee is RMB0.6. The term of this agreement is ten years from the date thereof.
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

     Other License Agreements. Under these license agreements, Baidu Online granted Baidu Netcom the exclusive right to use the registered domain names and trademarks owned by Baidu Online and the web layout owned by Baidu Online for the websites operated by Baidu Netcom. The annual license fee under each license agreement is RMB10,000, subject to certain adjustments. The term of each license agreement is five years from the date thereof. The domain name license agreement was terminated upon the completion of the transfers of certain domain names primarily used in our business from Baidu.com, Inc. or Baidu Online to Baidu Netcom in May 2008. After the transfers of certain trademarks (including pending trademark applications) from Baidu Online to Baidu Netcom are completed, the trademark license agreement will be terminated. We do not expect the termination of these license agreements to have any material effect on our operations.
     Proxy Agreement. Pursuant to the proxy agreement among Baidu Online, Baidu Netcom and the shareholders of Baidu Netcom, the shareholders of Baidu Netcom agree to entrust all the rights to exercise their voting power to the person(s) appointed by Baidu Online. The term of the proxy agreement is 10 years from the date thereof.
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
     Exclusive Equity Purchase Option Agreement. Under the exclusive equity purchase option agreement between the shareholders of Baidu Netcom and Baidu Online, the shareholders of Baidu Netcom irrevocably granted Baidu Online or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. Baidu Online or its designated person has sole discretion to decide when to exercise the option, whether in part or in full. The term of this agreement is ten years from the date thereof.
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
     Irrevocable Power of Attorney. The shareholders of Baidu Netcom have each executed an irrevocable power of attorney to appoint Xuyang Ren as their attorney-in-fact to vote on their behalf on all Baidu Netcom matters requiring shareholder approval. The appointment of Xuyang Ren as attorney-in-fact will terminate if Xuyang Ren is no longer employed by Baidu Online. The term of the power of attorney is ten years from the date thereof.

     In March 2008, we extended a RMB90.0 million (US$12.3 million) loan to Robin Yanhong Li for the sole purpose of increasing the registered capital of Baidu Netcom. In connection with this loan, we entered into the following agreements with Mr. Li in March 2008:
•	a loan agreement for an interest-free loan in an aggregate amount of RMB90.0 million;

•	an equity pledge agreement between Robin Yanhong Li and Baidu Online; and

•	an exclusive equity purchase option agreement between Robin Yanhong Li and Baidu Online.
     The terms of these agreements are similar to the terms of the original agreements between Baidu Online and the shareholders of Baidu Netcom entered into in March 2005. In addition, under the terms of the original proxy agreement entered into in March 2005, Mr. Li is required to entrust all the rights to exercise the additional voting power he acquired as a result of his RMB90.0 million investment in the registered capital of Baidu Netcom to the person(s) appointed by Baidu Online.
Contractual Arrangements with Beijing Perusal and Its Shareholders
     We entered into a series of contractual arrangements with Beijing Perusal and its shareholders in 2006 and, with respect to the proxy agreements, 2008. These agreements include:
•	loan agreements for interest-free loans in an aggregate amount of RMB1.0 million to the shareholders of Beijing Perusal;

•	equity pledge agreements between the shareholders of Beijing Perusal and Baidu Online;

•	exclusive equity purchase option agreements between the shareholders of Beijing Perusal and Baidu Online;

•	a proxy agreement among the shareholders of Beijing Perusal, Baidu Online and Beijing Perusal;

•	an exclusive technology consulting and services agreement between Beijing Perusal and Baidu Online;

•	an operating agreement between Beijing Perusal and Baidu Online; and

•	various license agreements between Beijing Perusal and Baidu Online, including domain name license agreements, trademark license agreements and webpage copyright license agreements. The domain name license agreement was terminated in May 2008 because Beijing Perusal already owns the domain names primarily used in its business. After the transfers of certain pending trademark applications from Baidu Online to Beijing Perusal are completed, the trademark license agreement will be terminated. We do not expect the termination of these license agreements to have any material effect on our operations.

     The terms of these contractual arrangements are similar to the terms of our contractual arrangements with Baidu Netcom and its shareholders.
Contractual Arrangements with BaiduPay and Its Individual Shareholder
     We entered into a series of contractual arrangements with BaiduPay and its individual shareholder in 2008. These agreements include:
•	a loan agreement for interest-free loan in an aggregate amount of RMB9.0 million to the individual shareholder of BaiduPay;

•	an equity pledge agreement between the individual shareholder of BaiduPay and Baidu Online;

•	an exclusive option agreement between the individual shareholder of BaiduPay and Baidu Online;

•	a proxy agreement among the individual shareholder of BaiduPay, Baidu Online and BaiduPay;

•	an exclusive technology consulting and services agreement between BaiduPay and Baidu Online;

•	operating agreement between BaiduPay and Baidu Online; and

•	a trademark license agreement and a webpage copyright license agreement between BaiduPay and Baidu Online. After the transfer of a pending trademark application from Baidu Online to BaiduPay is completed, the trademark license agreement will be terminated. We do not expect the termination of this agreement to have any material effect on our operations.
     The terms of these contractual arrangements are similar to the terms of our contractual arrangements with Baidu Netcom and its shareholders.
     Translations of the forms of the agreements that we have entered into with Robin Yanhong Li for the additional RMB90.0 million loan and with Beijing Perusal, BaiduPay and their respective individual shareholders are filed as exhibits to this annual report on Form 20-F. We intend to use these forms, or ones substantially similar to these forms, for our future contractual arrangements with new consolidated affiliated entities and their shareholders.
Share Options
     Please refer to “Item 6B. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.”
C. Interests of Experts and Counsel
     Not applicable.

Item 8.	Financial Information
A. Consolidated Statements and Other Financial Information
     We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
     From time to time, we are involved in litigation or other disputes regarding, among other things, copyright and trademark infringement, defamation, unfair competition and labor disputes. Our search results provide links to materials, and our Baidu Post Bar, Baidu Knows, Baidu Space and other Baidu communities may contain materials, in which others may allege to own copyrights, trademarks or image rights or which others may claim to be defamatory or objectionable. We have received notice letters from third parties asserting copyright infringement, unfair competition, defamation, breach of contract and labor-related claims against us.
     We are currently involved in 27 cases pending in various PRC courts. The aggregate amount of compensation sought under these cases is approximately RMB169.9 million (US$23.3 million).
     In November 2006, the No. 1 Intermediate People’s Court of Beijing issued its decision in our favor in a case filed against us by seven record companies alleging copyright violations. The court ruled that our service, which merely provides links to online music, does not constitute infringement as all the music is downloaded from web servers of third parties. On December 21, 2007, the People’s High Court of Beijing affirmed the ruling of the No. 1 Intermediate People’s Court of Beijing.
     In March, 2008, we received complaints filed by three record companies and the Music Copyright Society of China against us, alleging, among other things, that we have aided illicit online copying of music or song lyrics by providing links to pirated music or song lyrics. We expect that the Protection of the Right of Communication through Information Network, which was promulgated by the State Council and became effective on July 1, 2006, will be applied to these cases. Because these cases are still at an early stage, we cannot predict their outcomes. See “Item 3D. Key Information—Risk Factors—Risks Related to Our Business—We may face intellectual property infringement claims and other related claims that could be time-consuming and costly to defend and may result in our inability to continue providing certain of our existing services.”
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
     The following table provides the high and low trading prices for our ADSs on the Nasdaq for (1) the years 2005 (from August 5, 2005), 2006 and 2007, (2) each of the four quarters of 2006 and 2007 and the first quarter of 2008 and (3) each of the past six months.

	Sales Price
	High	Low
Annual High and Low
2005 (from August 5, 2005)	153.98	60.00
2006	128.68	44.44
2007	429.19	92.80

Quarterly Highs and Lows
First Quarter 2006	69.90	44.44
Second Quarter 2006	94.03	54.25
Third Quarter 2006	96.67	67.92
Fourth Quarter 2006	128.68	82.24
First Quarter 2007	134.10	93.44
Second Quarter 2007	172.00	92.80
Third Quarter 2007	304.40	161.00
Fourth Quarter 2007	429.19	280.66
First Quarter 2008	397.70	201.15

Monthly Highs and Lows
December 2007	418.22	348.91
January 2008	397.70	237.01
February 2008	285.74	223.16
March 2008	279.85	201.15
April 2008	378.20	243.00
May 2008	382.90	321.85
June 2008 (through June 4, 2008)	348.89	331.67
B. Plan of Distribution
     Not applicable.
C. Markets
     Our ADSs, each representing one Class A ordinary share, have been listed on the Nasdaq since August 5, 2005 under the symbol “BIDU.”
D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.

Item 10.	Additional Information
A. Share Capital
     Not applicable.
B. Memorandum and Articles of Association
     We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-126534) originally filed with the SEC on July 12, 2005, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on August 1, 2005.
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
     Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

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
Passive Foreign Investment Company
     Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2007, we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes. However, our PFIC status for the current taxable year ending December 31, 2008 will not be determinable until its close, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). A non-U.S. corporation is considered a PFIC for any taxable year if either:
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
     Nasdaq Marketplace Rule 4350(e) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided a letter to the Nasdaq certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year.
     We intend to follow home country practice with respect to annual meetings. We did not hold an annual shareholder meeting in 2007. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.
     In accordance with Nasdaq Marketplace Rule 4350(b), we will post this annual report on Form 20-F on our website at http://ir.baidu.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.
I. Subsidiary Information
     For a listing of our subsidiaries, see “Item 4C. Information on the Company—Organizational Structure.”

Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
     Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. If market interest rates for short-term demand deposits increase in the near future, such increase may cause the amount of our interest income to rise. A hypothetical 10% increase in the average applicable interest rate for our short-term demand deposits would result in an increase of approximately RMB4.4 million (US$0.6 million) in interest income from the assumed average cash and cash equivalent balance in 2007.

Foreign Exchange Risk
     Substantially all of our revenues and costs are denominated in RMB, while a significant portion of our financial assets are denominated in U.S. dollars. We currently rely entirely on dividends and other fees paid to us by our subsidiaries and affiliated entities. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent, denominated in U.S. dollars as a result of our past issuances of convertible preferred shares through private placements and proceeds from our initial public offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 15.9% appreciation of the RMB against the U.S. dollar between July 21, 2005 and June 4 2008. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. The functional currency of Baidu.com, Inc. is the U.S. dollar and the functional currency of our PRC subsidiaries and affiliated entities is RMB, and our reporting currency is RMB. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency transaction losses when we translate our consolidated assets from the U.S. dollar into RMB.
     Net assets of Baidu.com, Inc. and Baidu Holdings Limited account for 61% of our consolidated net assets as at December 31, 2007, which results in our exposure to foreign currency risk. Losses arose from the translation of the net assets of Baidu.com, Inc. and Baidu Holdings Limited to RMB during consolidation. We recognized translation losses of RMB48.3 million (US$6.6 million) in 2007 as a component of other comprehensive income, primarily as a result of the appreciation of the RMB monthly average exchange rate against the U.S. dollar from 7.7876 in January 2007 to 7.3682 in December 2007. If the exchange rate of the RMB against the U.S. dollar at December 31, 2007 had decreased by 10% from 7.2946 to 6.5651, and the average exchange rate in 2007 had remained the same, the translation losses in 2007 would have been approximately RMB170.4 million (US$23.4 million).

Item 12.	Description of Securities Other than Equity Securities
     Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
     None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
     None.

Item 15.	Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.
     Based upon that evaluation, our management has concluded that, as of December 31, 2007, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.
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
     Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of our internal control over financial reporting as of December 31, 2007, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting
     There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert
     Our board of directors has determined that Mr. William Decker, an independent director (under the standards set forth in Nasdaq Marketplace Rule 4350(d) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B.	Code of Ethics
     Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors in July 2005. We have posted a copy of our code of business conduct and ethics on our website at http://ir.baidu.com.
Item 16C.	Principal Accountant Fees and Services
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our principal external auditors, for the periods indicated.

	2006	2007
Audit fees (1)	US$1,050,000	US$858,000
Audit-related fees (2)	US$150,000	—
Tax fees	—	—
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements. In 2006 and 2007, the audit refers to integrated audit, including financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
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

Item 16D.	Exemptions from the Listing Standards for Audit Committees
     Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     None.
PART III

Item 17.	Financial Statements
     We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements
     The consolidated financial statements of Baidu.com, Inc. and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of Amendment No. 4 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on August 1, 2005)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 (included as Exhibit A thereof) of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of Amendment No. 5 to our Registration Statement on Form

Exhibit Number	Description of Document

F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on August 2, 2005)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.1	Second Amended and Restated Shareholders Agreement, dated as of June 9, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.2	2000 Option Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.5	Translation of Acquisition Agreement dated as of August 9, 2004 between Baidu Online and the owner of Hao123.com (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.6	Translation of Technology Consulting and Services Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.2 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.7	Translation of Business Cooperation Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.3 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.8	Translation of Operating Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.9	Translation of Software License Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.5 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.10	Translation of Trademark License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of January 18, 2005 (incorporated by reference to Exhibit 99.6 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.11	Translation of Domain Name License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 99.7 of our Registration Statement on Form

Exhibit Number	Description of Document

F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.12	Translation of Web Layout Copyright License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of August 9, 2004 (incorporated by reference to Exhibit 99.8 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.13	Translation of Proxy Agreement dated as of August 9, 2004 among Baidu Online, Baidu Netcom, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.9 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.14	Translation of Equity Pledge Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.10 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.15	Translation of Exclusive Equity Purchase Option Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.11 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.16	Translation of Loan Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.12 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.17	Translation of Form of Irrevocable Powers of Attorney issued by the shareholders of Baidu Netcom (incorporated by reference to Exhibit 99.13 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.18	Translation of Land Development Contract dated December 30, 2005 between Beijing Shichuang Science and Technology Park Development Co., Ltd. and Baidu Online (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2006)

4.19*	Translation of the form of Technology Consulting and Services Agreement between Baidu Online and a consolidated affiliated PRC entity

4.20*	Translation of the form of Operating Agreement between Baidu Online and a consolidated affiliated PRC entity

4.21*	Translation of the form of Web Layout Copyright License Agreement between Baidu Online and a consolidated affiliated PRC entity

4.22*	Translation of the form of Proxy Agreement among Baidu Online, a consolidated affiliated PRC entity and the shareholders of the consolidated affiliated PRC entity

4.23*	Translation of the form of Equity Pledge Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity

4.24*	Translation of the form of Exclusive Equity Purchase Option Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity

4.25*	Translation of the form of Loan Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity

Exhibit Number	Description of Document

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.14 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Hawkhigh Law Firm

15.3*	Consent of Ernst & Young Hua Ming

*	Filed with this Annual Report on Form 20-F

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BAIDU.COM, INC.
By:	/s/ Robin Yanhong Li
Name:	Robin Yanhong Li
Title:	Chairman and Chief Executive Officer

Date: June 5, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Baidu.com, Inc.
We have audited the accompanying consolidated balance sheets of Baidu.com, Inc. (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baidu.com, Inc. at December 31, 2006 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 2 to these consolidated financial statements, in 2006, Baidu.com, Inc. changed its method of accounting for share-based payments in accordance with the guidance provided in the Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Baidu.com, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2008 expressed an unqualified opinion thereon.
/s/ Ernst & Young Hua Ming
Beijing, The People’s Republic of China
April 23, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Baidu.com, Inc.
We have audited Baidu.com, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Baidu.com, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, Baidu.com, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Baidu.com, Inc. as of December 31, 2006 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007, and our report dated April 23, 2008, expressed an unqualified opinion thereon.
/s/ Ernst & Young Hua Ming
Beijing, The People’s Republic of China
April 23, 2008

BAIDU.COM, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		December 31,
	Notes	2006	2007	2007
		RMB	RMB	US$

ASSETS

Current assets:
Cash and cash equivalents		1,136,274	1,350,600	185,151
Short-term investments	3	85,339	242,037	33,180
Accounts receivable, net of allowance of RMB4,211 for 2006 and RMB3,581 (US$491) for 2007	4	23,051	64,274	8,811
Prepaid expenses and other current assets	5	32,339	65,996	9,047
Deferred tax assets, net	10	1,734	2,587	355

Total current assets		1,278,737	1,725,494	236,544

Non-current assets:
Fixed assets, net	6	191,734	678,886	93,067
Land use right, net		92,400	96,472	13,225
Intangible assets, net	7	44,386	40,460	5,547
Goodwill	7	47,316	51,093	7,004
Investments, net		—	15,439	2,116
Deferred tax assets, net	10	5,802	15,716	2,154
Other non-current assets		7,702	32,348	4,435

Total non-current assets		389,340	930,414	127,548

TOTAL ASSETS		1,668,077	2,655,908	364,092

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accrued expenses and other liabilities	8	153,141	359,310	49,257
Customers’ deposits		141,185	257,577	35,310
Deferred revenue	9	2,583	11,832	1,622
Deferred income		4,090	2,485	341

Total current liabilities		300,999	631,204	86,530

Non-current liabilities:
Long-term payable for business acquisition		7,000	3,000	411
Deferred income		2,817	332	46

Total non-current liabilities		9,817	3,332	457

Total liabilities		310,816	634,536	86,987

Shareholders’ equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 22,574,381 shares and 25,136,147 shares issued and outstanding as at December 31, 2006 and 2007	13	9	10	1
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 11,130,018 shares and 8,996,842 shares issued and outstanding as at December 31, 2006 and 2007	13	5	4	1
Additional paid-in capital		1,088,176	1,171,575	160,609
Accumulated other comprehensive loss		(33,697)	(81,953)	(11,235)
Retained earnings	15	302,768	931,736	127,729

Total shareholders’ equity		1,357,261	2,021,372	277,105

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,668,077	2,655,908	364,092

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU.COM, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2005	2006	2007	2007
		RMB	RMB	RMB	US$

Revenues:
Online marketing services		307,363	828,484	1,741,021	238,673
Other services		11,852	9,354	3,404	467

Total revenues		319,215	837,838	1,744,425	239,140

Operating costs and expenses:
Cost of revenues		(104,401)	(245,489)	(645,406)	(88,477)
Selling, general and administrative		(134,771)	(250,240)	(411,163)	(56,366)
Research and development		(44,200)	(79,231)	(140,702)	(19,289)

Total operating costs and expenses		(283,372)	(574,960)	(1,197,271)	(164,132)

Operating profit		35,843	262,878	547,154	75,008

Other income:
Interest income		13,580	42,443	49,009	6,719
Foreign exchange loss, net		(659)	(89)	(2,425)	(332)
Other income, net		752	4,187	22,478	3,081

Total other income		13,673	46,541	69,062	9,468

Net income before tax and cumulative effect of change in accounting principle		49,516	309,419	616,216	84,476

Income taxes	10	(1,911)	(12,256)	12,752	1,748

Net income before cumulative effect of change in accounting principle		47,605	297,163	628,968	86,224

Cumulative effect of change in accounting principle	2	—	4,603	—	—

Net income		47,605	301,766	628,968	86,224

Earnings per share for Class A and Class B ordinary shares:	15
Basic EPS
Basic (prior to cumulative effect of change in accounting principle)		2.40	8.92	18.57	2.55
Cumulative effect of change in accounting principle		—	0.14	—	—

		2.40	9.06	18.57	2.55

Diluted EPS
Diluted (prior to cumulative effect of change in accounting principle)		1.49	8.62	18.11	2.48
Cumulative effect of change in accounting principle		—	0.13	—	—

		1.49	8.75	18.11	2.48

Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic		19,808,058	33,290,696	33,872,611	33,872,611
Diluted		32,043,888	34,506,594	34,724,365	34,724,365
The accompanying notes are an integral part of the consolidated financial statements.

BAIDU.COM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”))

	For the years ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	47,605	301,766	628,968	86,224
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of fixed assets	30,650	64,103	170,731	23,405
Fixed assets written off	16	877	622	85
Amortization of intangible assets and land use right	3,136	6,339	10,204	1,399
Deferred tax assets, net	(4,292)	(3,244)	(10,767)	(1,476)
Share-based compensation	33,571	48,280	39,848	5,463
Provision for doubtful accounts	4,301	(310)	(703)	(96)
Foreign exchange loss	587	89	1,313	180
Interest income from short term investments	—	—	(4,914)	(674)
Impairment on long-term investment	—	1,976	—	—
Cumulative effect of change in accounting principle	—	(4,603)	—	—

Changes in operating assets and liabilities net of effects of acquisition:
Accounts receivable	(17,532)	(388)	(40,685)	(5,577)
Prepaid expenses and other current assets	(8,529)	(23,455)	(50,442)	(6,915)
Customers’ deposits	44,174	70,858	116,391	15,956
Accrued expenses and other liabilities	27,060	62,272	121,167	16,611
Deferred revenue	1,356	(5,075)	1,834	252
Deferred income	249	6,659	(4,089)	(561)
Trading securities	—	(85,339)	(44,326)	(6,077)

Net cash generated from operating activities	162,352	440,805	935,152	128,199

Cash flows from investing activities:
Acquisition of fixed assets	(88,660)	(127,534)	(569,091)	(78,015)
Acquisition of business	(10,465)	(43,320)	(14,080)	(1,930)
Acquisition of intangible assets	(2,144)	(21,897)	(4,000)	(548)
Capitalization of software costs	(609)	(982)	(4,041)	(554)
Acquisition of long-term investments	(2,018)	—	(8,024)	(1,100)
Acquisition of short-term investments	—	—	(108,769)	(14,911)
Acquisition of land use right	(77,200)	(15,200)	(5,211)	(714)

Net cash used in investing activities	(181,096)	(208,933)	(713,216)	(97,772)

Cash flows from financing activities:
Proceeds from initial public offering (“IPO”), net of expenses	716,297	—	—	—
Payment for expenses in connection with IPO	—	(641)	—	—
Proceeds from exercise of share options	8,036	32,820	40,698	5,579

Net cash generated from financing activities	724,333	32,179	40,698	5,579

Effect of exchange rate changes on cash and cash equivalents	(5,192)	(28,370)	(48,308)	(6,624)

Net increase in cash and cash equivalents	700,397	235,681	214,326	29,382

Cash and cash equivalents at beginning of the year	200,196	900,593	1,136,274	155,769

Cash and cash equivalents at end of the year	900,593	1,136,274	1,350,600	185,151

Supplemental disclosures:
Income taxes paid/(received), net	4,655	24,192	(11,892)	(1,630)
Fixed asset acquisitions included in accrued expense and other liabilities	4,803	36,054	126,992	17,409
Non-cash acquisitions of long-term investments	—	—	7,415	1,016
The accompanying notes are an integral part of the consolidated financial statements.

BAIDU.COM, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except number of shares)

	Redeemable convertible				Additional	Accumulated other		Total
	preferred share		Ordinary shares		paid-in	comprehensive	Retained earnings	shareholders’
	Number of shares	Amount	Number of shares	Amount	capital	loss	(Accumulated losses)	equity
		RMB		RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2004	16,648,877	211,352	11,306,372	4	43,261	—	(46,603)	(3,338)

Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	(5,451)	—	(5,451)
Net income	—	—	—	—	—	—	47,605	47,605

Total comprehensive income								42,154

Initial public offering of ordinary shares	—	—	3,690,000	2	713,275	—	—	713,277
Conversion of redeemable preferred shares to ordinary shares	(16,648,877)	(211,352)	16,648,877	7	211,345	—	—	211,352
Exercise of share options	—	—	1,300,513	1	8,036	—	—	8,037
Share-based compensation	—	—	—	—	33,571	—	—	33,571

Balances at December 31, 2005	—	—	32,945,762	14	1,009,488	(5,451)	1,002	1,005,053

Comprehensive income:
Foreign currency translation adjustment			—	—	—	(28,246)	—	(28,246)
Net income			—	—	—	—	301,766	301,766

Total comprehensive income								273,520

Cumulative effect of change in accounting principle			—	—	(4,603)	—	—	(4,603)
Exercise of share options			758,637	—	34,417	—	—	34,417
Share-based compensation			—	—	48,663	—	—	48,663
Other			—	—	211	—	—	211

Balances at December 31, 2006			33,704,399	14	1,088,176	(33,697)	302,768	1,357,261

Comprehensive income:
Foreign currency translation adjustment			—	—	—	(48,256)	—	(48,256)
Net income			—	—	—	—	628,968	628,968

Total comprehensive income								580,712

Exercise of share options			428,590	—	42,605	—	—	42,605
Share-based compensation			—	—	40,794	—	—	40,794

Balances at December 31, 2007			34,132,989	14	1,171,575	(81,953)	931,736	2,021,372

Balances at December 31, 2007, in US$				2	160,609	(11,235)	127,729	277,105

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

1.	ORGANIZATION AND BASIS OF PRESENTATION
Baidu.com, Inc. (“Baidu.com” or the “Company”) was incorporated under the laws of the Cayman Islands on January 18, 2000. The Company is the 100% shareholder of Baidu Holdings Ltd (“Baidu Holdings”) incorporated in the British Virgin Islands. As of December 31, 2007, Baidu Holdings owned four operational subsidiaries, details of which are as follows:
•	Baidu Online Network Technology (Beijing) Co., Ltd (“Baidu Online”) incorporated under the laws of the People’s Republic of China (“PRC”) on January 18, 2000,

•	Baidu (China) Inc. (“Baidu China”) incorporated under the laws of the PRC on June 6, 2005,

•	Baidu.com Times Technology (Beijing) Co., Ltd (“Baidu Times”) incorporated under the laws of the PRC on April 19, 2006, and

•	Baidu Inc. (“Baidu Inc.”) incorporated in Tokyo under the laws of Japan on December 13, 2006.
Baidu Holdings established a wholly owned subsidiary in Hong Kong, Baidu (Hong Kong) Limited (“Baidu HK”), on November 27, 2007 and transferred all share equity in Baidu China and Baidu Times to Baidu HK in December 2007.
As of December 31, 2007, the Company also effectively controls two variable interest entities (“VIEs”):
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
PRC laws and regulations prohibit or restrict foreign ownership of Internet content and advertising businesses. To comply with these foreign ownership restrictions, the Company operates its websites and provides online advertising services in the PRC through VIEs, the PRC legal entities that were established by the individuals authorized by the Company. The paid-in capital of the VIEs was funded by the Company through loans extended to the authorized individuals. The Company has entered into certain exclusive agreements with the VIEs, which obligate the Company to absorb a majority of the risk of loss from the VIEs’ activities and entitles the Company to receive a majority of their residual returns. In addition, the Company has entered into certain agreements with the authorized individuals, including loan agreements for the paid-in capital of the VIEs, option agreements to acquire the equity interests in the VIEs when permitted by the PRC laws, and share pledge agreements for the equity interests in the VIEs held by the authorized individuals.
Based on these contractual arrangements, the Company consolidates the VIEs as required by Financial Accounting Standards Board (“FASB”) Interpretation No. 46R (“FIN 46R”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 because the Company is the primary beneficiary of the VIEs.
The Company’s consolidated assets do not include any collateral for the obligations of the VIEs. The carrying amount of the total assets of VIEs as of December 31, 2007 was RMB81,899 (US$11,227) and there was no pledge or collateralization of their assets. The amount of the net assets of VIEs as of December 31, 2007 was RMB8,240 (US $1,130). Furthermore, creditors of the VIEs have no recourse to the general credit of Baidu Online, which is the primary beneficiary of the VIEs.
Principles of Consolidation
The consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary. All inter-company transactions and balances between the Company, its subsidiaries and VIEs are eliminated upon consolidation. The Company has included the results of operations of acquired businesses from the respective date of acquisition.

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Convenience Translation
Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB7.2946 on December 31, 2007 in the city of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.
Foreign Currency
The Company’s functional currency is the US$. The Company’s subsidiaries and VIEs determine their functional currencies based on the criteria of Statements of Financial Accounting Standards (“SFAS”) 52, Foreign Currency Translation, and have determined their functional currencies to be their respective local currency. The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate its operating results and financial position respectively. Any translation gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of income.
Guarantees
The Company accounts for guarantees in accordance with FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34 (FIN 45). Accordingly, the Company evaluates its guarantees to determine whether (a) the guarantee is specifically excluded from the scope of FIN 45, (b) the guarantee is subject to FIN 45 disclosure requirements only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value.
The corporate by-laws require that the Company indemnify its officers and directors, as well as those who act as directors and officers of other entities at the Company’s request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. In addition, the Company has entered into separate indemnification agreements with each director and each executive officer of the Company that provide for indemnification of these directors and officers under similar circumstances and under additional circumstances. The indemnification obligations are more fully described in the by-laws and the indemnification agreements. The Company purchases standard directors and officers insurance to cover claims or a portion of the claims made against its directors and officers. Since a maximum obligation is not explicitly stated in the Company’s by-laws or in the indemnification agreements and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been required to make payments related to these obligations, and the fair value for these obligations is zero in the consolidated balance sheet as of December 31, 2007.
The Company has no other guarantees for any of the years presented.
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
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
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
Cash, Cash Equivalents and Short-Term Investments
Cash and cash equivalents stated at cost, which approximates fair value, primarily consist of cash and investments in interest bearing demand deposit accounts, highly liquid investments and money market funds. All highly liquid investments with stated maturities of three months or less from the date of purchase are classified as cash equivalents; all highly liquid investments with stated maturities of greater than three months, but less than 12 months, are classified as short-term investments which are stated at their approximate fair value.
The Company classifies the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The Company does not have available-for-sale securities. Unrealized holding gains and losses for trading securities are included in earnings. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short term investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest income.
For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security would be written down to fair value as a new cost basis and the amount of the write-down is included in earnings.
Long-term Investments
The investments for which the Company does not have the ability to exercise significant influence (generally, when the Company has an investment of less than 20% ownership and no representation on the investee’s board of directors) and for which there is not a readily determinable fair value, are accounted for using the cost method. Dividends and other distributions of earnings from investees, if any, are included in income when declared. The Company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting and any impairment is included in the Company’s consolidated statements of income. The impairment charge was nil, RMB 1,951 and nil for the year ended December 31, 2005, 2006 and 2007, respectively.
Capitalization of Software Developed for Internal Use
The Company has capitalized certain internal use software development costs in accordance with SOP 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, totaling RMB609, RMB1,397 and RMB6,489 (US$890) in 2005, 2006 and 2007, respectively. These costs mainly include payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal use software projects. The estimated useful life of software development costs is determined to be three years. The amortization expense for capitalized costs totaled RMB1,980, RMB1,659 and RMB1,263 (US$173) for the years ended December 31, 2005, 2006 and 2007. Capitalized internal use software costs are included in fixed assets, net.

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
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
Fixed Assets
Fixed assets are stated at cost and are depreciated or amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Leasehold improvements	— over the shorter of lease terms or estimated useful lives of the assets
Computer equipment	— 3 or 5 years
Internal use software development costs	— 3 years
Vehicles and office equipment	— 5 years
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
Intangible assets are carried at cost less accumulated amortization. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets, as follows:

Domain name	— 5 years
Customer relationships	— 4.9 years
Non-competition agreements	— 4 years
Software	— 9.8 years
Contract-based assets	— 2.4 years
Intangible assets with an indefinite useful life are not amortized. In accordance with this policy, one of the Domain Name assets, which was acquired in July 2006, is not subject to amortization, as the remaining useful life is indefinite. The total amount assigned to the domain name is RMB9,360 (US$1,283) as of December 31, 2007. If the intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset will be tested for impairment and then amortized prospectively over its estimated remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization. Intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.
The Company reviews and adjusts the carrying value of the intangible assets if the facts and circumstances suggest the intangible assets may be impaired. The Company assessed and concluded that there was no impairment of goodwill and intangible assets in any of the years presented.

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Impairment of Long-Lived Assets
The Company evaluates long-lived assets, such as property and equipment and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company assesses the recoverability of the assets group based on the undiscounted future cash flow the assets group are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the assets group plus net proceeds expected from disposition of the assets group, if any, are less than the carrying value of the assets group. If the Company identifies an impairment, the Company reduces the carrying amount of the assets group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. There has been no impairment charges of the Company’s long-lived assets in any of the years presented.
Accounting for Impairment of Goodwill
The Company assesses goodwill for impairment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill be tested for impairment at the “reporting unit level” (“Reporting Unit”) at least annually and more frequently upon the occurrence of certain events, as defined by SFAS No. 142. Goodwill was tested for impairment in the annual impairment tests on December 31 in each of the years 2005, 2006, and 2007 using the two-step process required by SFAS No. 142. First, the Company reviewed the carrying amount of the Reporting Unit compared to the “fair value” of the Reporting Unit based on quoted market prices of the ordinary share. If such comparison reflected potential impairment, the Company would then prepare the discounted cash flow analyses. Such analyses are based on cash flow assumptions that are consistent with the plans and estimates being used to manage the business. An excess carrying value compared to fair value would indicate that goodwill may be impaired. Finally, if the Company determined that goodwill may be impaired, the “implied fair value” of the goodwill, as defined by SFAS No. 142, would be compared to its carrying amount to determine the impairment loss, if any. There has been no impairment of goodwill in any of the years presented.
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
Deferred Income
Deferred income represents government subsidies relating to the purchased domestic equipment. Deferred income is amortized over the estimated remaining useful lives of the related fixed assets and credited as other income in the condensed consolidated statements of income.

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Revenue Recognition
The Company recognizes revenue based on the following principles:
Online marketing services
(1) Auction-based pay-for-performance service
The Company’s auction-based pay-for-performance (“P4P”) platform enables a customer to place its website link and related description on the Company’s search result list. The customers make bids to determine how much they are willing to pay for each click to their listings in the search results listed on the Company’s website. The amount of the customer’s bid will influence the ranking of the customer’s listing in the search results. The customer pays the Company only when a user clicks on one of its website links. Revenue is recognized when a user clicks on one of the customer-sponsored website links, there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by Securities and Exchange Committee (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104.
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
(4) Online marketing services involving Baidu Union
Baidu Union is the program through which the Company expands distribution of its customers’ sponsored links or advertisements by leveraging traffic of the Baidu Union members’ internet properties. The Company makes payments to Baidu Union members for acquisition of traffic. The Company recognizes gross revenue for the amount of fees it receives from its customers. Payments made to Baidu Union members are included in cost of revenues as traffic acquisition costs.
(5) Barter transactions
The Company may engage in barter transactions from time to time and adopted the provisions of Accounting Principles Board (“APB”) No. 29, Accounting for Nonmonetary Transactions. While nonmonetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, the transaction is recognized based on the carrying value of the product or services provided. The amount of revenues recognized for barter transactions was insignificant for each of the periods presented.

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Revenue Recognition (continued)
(5) Barter transactions (continued)
In addition, the Company recognized revenues for barter transactions involving advertising in accordance with Emerging Issues Task Force (“EITF”) 99-17, Accounting for Advertising Barter Transactions. However, neither the amount recognized nor the volume of such transactions qualified for income recognition was material for any of the periods presented.
According to EITF 00-8, Accounting by a Grantee for an Equity Instrument to Be Received in Conjunction with Providing Goods or Services, if the Company provides services in exchange for equity instruments, the Company measures the fair value of those equity instruments for revenue recognition purposes as of the earlier of either of the following dates:
•	The date the parties come to a mutual understanding of the terms of the equity-based compensation arrangement and a commitment for performance by the Company to earn the equity instruments is reached;

•	The date at which the Company’s performance necessary to earn the equity instruments is completed.
If as of the measurement date, the fair value of the equity instruments received is not determinable within reasonable limits, the transaction is recognized based on the fair value of the services provided. If the fair value of both the equity instruments received and the services provided cannot be determined, no revenue is to be recognized for the services provided and the equity instrument received is to be recorded at zero carrying value. The amount of revenues recognized for such transactions were not material for any of the years presented.
(6) Other revenue recognition related policies
If a sales contract stipulates more than one of the services described in (1), (2) and (3) above (collectively the “Services”), and the Services are considered as multiple accounting units in accordance with EITF 00-21, Revenue Arrangements with Multiple Deliverables, the total revenue on such arrangements is allocated to the individual deliverables based on their relative fair values. If sufficient vendor-specific objective evidence of fair value does not exist for the allocation of revenue, the fee for the entire arrangement is recognized ratably over the term of the arrangement.
The Company engages third party distributors to deliver some of its online marketing services to end customers. In this context, the Company may provide cash incentives to distributors. The cash incentives are accounted for as reduction of revenue in accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).
Cash received in advance from customers is recorded as customer deposits. The unused cash balances remaining in customers’ accounts are included as a liability of the Company. Deferred revenue is recorded when services are provided before the applicable revenue recognition criteria set forth in SAB104 are fulfilled.
Other services
The Company generates fees from the sale and license of its Search Appliance products, which includes software and post-contract support. The Company recognizes revenue in accordance with Statement of Position 97-2, Software Revenue Recognition, as amended. For transactions in which the elements are not sold separately, sufficient vendor-specific objective evidence of fair value does not exist for the allocation of revenue. As a result, commencing with the delivery of the software, the fee for the entire arrangement is recognized ratably over the term of the post-contract support arrangement.
Revenue is recognized net of value added tax (“VAT”) payable to, but includes the benefit of the rebate of VAT on sale of enterprise search software received or receivable from, the Chinese tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. Sales of products in the PRC are subject to a 17% VAT. Companies that fulfill certain criteria set by the relevant authorities are entitled to a refund of VAT equivalent to the excess over 3% of contracted amount paid in the month when output VAT exceeds input VAT. Such VAT rebates are recorded on an accrual basis. The VAT rebate was RMB1,418, RMB1,014 and RMB202 (US$28) for the years ended December 31, 2005, 2006 and 2007, respectively.

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Cost of Revenues
Cost of revenues consists primarily of business taxes and surcharges, traffic acquisition costs, bandwidth costs, depreciation, payroll and related costs of operations.
The Company incurs business taxes and surcharges in connection with the provision of online marketing services, technical and consulting service fees charged by Baidu Online to VIEs and other taxable services in China. According to EITF 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement, the Company included the business tax and surcharges incurred on its online marketing revenues in cost of revenues. The business tax and surcharges in cost of revenues for 2005, 2006 and 2007 were RMB20,770, RMB51,833 and RMB108,783 (US$14,913), respectively. Traffic acquisition costs represent the amounts paid or payable to Baidu Union members from which the Company generates revenues. These payments are primarily based on revenue sharing arrangements under which the Company pays its Baidu Union members a percentage of the fees it earns from its online marketing customers, primarily generated by click-throughs as a result of users of that member’s properties.
Advertising Expenses
Advertising expenses, primarily advertisements through media publications, are included in “Selling, general and administrative expense” and are expensed when incurred. Advertising expense for the years ended December 31, 2005, 2006 and 2007 were RMB20,397, RMB19,686 and RMB19,833 (US$2,719).
Research and Development Expenses
Research and development expenses consisted primarily of personnel-related costs. The Company expensed substantially all development costs included in the research and development of products and new functionality added to the existing products as incurred, except for certain core technologies with alternative future uses.
Leases
Leases have been classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Company has no capital leases for the years ended December 31, 2005, 2006 and 2007.
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
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Income Taxes (Continued)
The Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, on January 1, 2007. FIN 48 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The cumulative effects of applying FIN 48 is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company did not incur a cumulative effect adjustment upon adoption nor did the standard have any impact on the Company’s financial statements for the year ended December 31, 2007. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. As of and for the twelve month period ended December 31, 2007, no unrecognized tax benefits or interest and penalties have been recognized.
In general, the PRC and Japanese tax authorities have up to five years to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2003-2007 and the Japanese subsidiary’s tax years 2006-2007 remain open to examination by the respective taxing jurisdictions.
Comprehensive Income
Comprehensive income is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income is reported in the consolidated statements of shareholders’ equity. Accumulated other comprehensive loss of the Company consists of the foreign currency translation adjustments.
Share-based Compensation
The Company adopted SFAS No. 123 (revised 2004) (“SFAS 123R”), Share-Based Payment, using the modified prospective transition approach from January 1, 2006, prior to which the Company accounted for share-based compensation arrangements with employees in accordance with the provisions of APB Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees, and related interpretations thereof. Pursuant to SFAS 123R, the Company recognized share-based compensation over the requisite service periods for any share-based awards granted after December 31, 2005 based on the fair values of all share-based awards on the dates of grant. The Company continues to account for share options that were granted prior to the initial public filing of the Company’s F-1 registration statement with the SEC on July 12, 2005 but that remained unvested at December 31, 2005 under APB 25. For share-based awards granted after the initial public filing but prior to January 1, 2006, the compensation cost related to unvested portion is recognized based on the grant date fair values of those awards.
The adoption of SFAS 123R resulted in a cumulative benefit from accounting change of RMB4,603 in 2006, which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense. As a result of adopting SFAS 123R, income before income taxes and net income for the year ended December 31, 2006, were RMB9,097 (US$1,166) and RMB4,494 (US$576) less than that had the Company continued to account for share-based compensation under APB 25. Furthermore, basic and diluted earnings per Class A and Class B ordinary shares for the year ended December 31, 2006 were approximately RMB0.13 and RMB0.13 (US$0.02) less than that had the Company continued to account for share-based compensation under APB 25.

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Share-based Compensation (Continued)
The Company recognizes share-based compensation after the date of adoption of SFAS 123R using the accelerated method for all share-based awards issued prior to January 1, 2006, other than those options accounted for under APB 25. The Company has elected to recognize share-based compensation after the date of adoption of SFAS 123R using the straight-line method for all share-based awards issued after January 1, 2006, which results in the recognition of less share-based compensation in the first several years during the vesting period compared to that which would have been recognized had the Company used the accelerated method. Forfeitures have been estimated based on historical experience and periodically reviewed.
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
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Earning Per Share (“EPS”)
The Company computes earnings per Class A and Class B ordinary shares in accordance with SFAS No. 128 (“SFAS 128”), Earnings per Share, using the two class method. Under the provisions of SFAS 128, basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation. Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options and restricted shares subject to cancellation. The dilutive effect of outstanding stock options and restricted shares is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted net income per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net income per share of Class B ordinary shares does not assume the conversion of those shares.
The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As a result, and in accordance with EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted net income per share of Class A ordinary shares, the undistributed earnings are equal to net income for that computation.
As of December 31, 2005, 2006 and 2007, share options that were exercised, but where the underlying ordinary shares were not yet issued amounted to 2,489, nil and nil, respectively. Proceeds received upon exercise of these share options totaled RMB84, nil and nil for 2005, 2006 and 2007, respectively, and have been recorded in the Company’s additional paid-in capital. For the purposes of calculating the Company’s basic and diluted earnings per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Earning Per Share (“EPS”) (Continued)
The following table sets forth the computation of basic and diluted net income per Class A and Class B ordinary shares.

	For the years ended December 31,
	2005		2006		2007
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$

Numerator:
Allocation of undistributed earnings	5,791	41,814	137,874	163,892	428,128	58,691	200,840	27,533
Denominator:
Weighted average of issued shares outstanding	2,409,728	17,398,293	15,209,525	18,080,464	23,056,501	23,056,501	10,816,110	10,816,110
Weighted average of options exercised but related shares not yet issued (as below)	—	37	707	—	—	—	—	—

Denominator used for basic earnings per Class A and Class B ordinary shares	2,409,728	17,398,330	15,210,232	18,080,464	23,056,501	23,056,501	10,816,110	10,816,110

Basic earnings per Class A and Class B ordinary shares	2.40	2.40	9.06	9.06	18.57	2.55	18.57	2.55

Numerator:
Allocation of undistributed earnings for diluted computation	6,242	41,363	133,739	168,027	420,463	57,640	208,505	28,584
Reallocation of undistributed earnings as a result of conversion of Class B to Class A shares	41,363	—	168,027	—	208,505	28,584	—	—

Allocation of undistributed earnings-diluted	47,605	41,363	301,766	168,027	628,968	86,224	208,505	28,584
Denominator:
Weighted average ordinary shares outstanding-basic	2,409,728	17,398,330	15,210,232	18,080,464	23,056,501	23,056,501	10,816,110	10,816,110
Conversion of Class B to Class A ordinary shares	27,803,879	—	18,080,464	—	10,816,110	10,816,110	—	—
Employee stock options	1,830,281	38,581	1,215,898	1,133,210	851,754	851,754	695,130	695,130
Redeemable convertible preferred share	—	10,405,549	—	—	—	—	—	—

Denominator used for diluted earnings per Class A and Class B ordinary shares	32,043,888	27,842,460	34,506,594	19,213,674	34,724,365	34,724,365	11,511,240	11,511,240

Diluted earnings per Class A and Class B ordinary shares	1.49	1.49	8.75	8.75	18.11	2.48	18.11	2.48

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Recent Accounting Pronouncements
On September 15, 2006 the FASB issued SFAS No. 157, Fair Value Measurement (“SFAS 157”). The statement provides guidance for using fair value to measure assets and liabilities. The statement also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The statement does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of the statement has no material impact on the Company’s financial statements.
In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, (“SFAS 159”). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of the statement has no material impact on the Company’s financial statements.
In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), (“SFAS 141R”), Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for the Company beginning January 1, 2009. The Company is currently evaluating the potential impact of the adoption of SFAS 141R on its financial statements.
In December 2007, the FASB issued FASB Statement No. 160, (“SFAS 160”), Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. This statement affects the entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently assessing the impact of this new statement on its financial statements.
Concentration of Risks
Concentration of credit risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, short-term investments and accounts receivable. As of December 31, 2007, substantially all of the Company’s cash and cash equivalents and short-term investments were managed by financial institutions that the management believes are of high credit quality. The Company has approximately RMB845,794 (US$115,948) in cash, bank deposits and money market funds in the PRC, which constitute about 53% of total cash and cash equivalents and short-term investments. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006, which came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s entry into the WTO, foreign banks have been gradually permitted to operate in China and have been severe competitors against Chinese banks in many aspects, especially since the opening of Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks that holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.
Accounts receivable are typically unsecured and are derived from revenue earned from customers in China. The risk with respect to accounts receivables is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Concentration of Risks (continued)
Business and economic risks
The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for services and products; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.
No customer or other Baidu Union member generated greater than 10% of total revenues for in any of the periods presented.
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
Foreign currency exchange rate risk
The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and short-term investments, denominated in the U.S. dollar. From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the U.S. dollar against RMB was approximately 6.53% in 2007. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any significant revaluation of RMB may materially and adversely affect the cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in U.S. dollars. The functional currency of the Company is the U.S. dollar, and the reporting currency is RMB. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses when translating the net assets of the Company from the U.S. dollar into RMB.
For the years ended December 31, 2006 and 2007, the foreign currency translation adjustments to the Company’s other comprehensive loss were RMB28,246 and RMB48,256 respectively.

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

3.	SHORT-TERM INVESTMENTS

	December 31,
	2006	2007	2007
	RMB	RMB	US$

Held-to-maturity securities
— Bank debenture	—	112,372	15,405
Trading securities
— Money market funds	85,339	129,665	17,775

	85,339	242,037	33,180

During the years ended December 31, 2005, 2006 and 2007, the Company recorded short-term investment gains and interest income of nil, RMB339 and RMB5,247 (US$719) in the consolidated statements of income, respectively. Held-to-maturity securities were all due within one year as of December 31, 2007.

Considering the current economic environment, Baidu determined it had no investments in any indexed funds or mortgage linked instruments. In addition, Baidu’s investments are specified by contract to cover the costs at minimum with additional interest to be earned. As of December 31, 2007, Baidu had investments with certain financial institutions that appear to be financially strong enough to withstand the impact of the subprime credit crisis.

4.	ACCOUNTS RECEIVABLE

		December 31,
		2006	2007	2007
		RMB	RMB	US$
Accounts receivable		27,262	67,855	9,302
Less: Allowance for doubtful accounts		(4,211)	(3,581)	(491)

		23,051	64,274	8,811

	2005	2006	2007	2007

	RMB	RMB	RMB	US$
Movements in allowance for doubtful accounts
Balance at the beginning of the year	627	4,643	4,211	577
Amounts charged to (credited against) costs and expenses	4,301	(310)	(243)	(33)
Write-offs	(285)	(122)	(387)	(53)

Balance at the end of the year	4,643	4,211	3,581	491

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2006	2007	2007
	RMB	RMB	US$
Deposits	4,968	8,680	1,190
Prepaid expenses	3,485	6,234	855
Advances to suppliers	3,283	8,930	1,224
Interest receivable	460	1,556	213
Receivables from employees	5,282	7,115	975
Receivables from service provider	4,907	29,744	4,078
Prepaid income taxes	9,515	—	—
Other	439	3,737	512

	32,339	65,996	9,047

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS (CONTINUED)
Since 2006, the Company used a broker to facilitate the cashless exercises of share options by employees. As of December, 31, 2006 and 2007, the exercise price and employee withholding taxes receivable from the broker totaled RMB4,907 and RMB29,744 (US$4,078), respectively, which is recorded in receivables from service provider.

6.	FIXED ASSETS

	December 31,
	2006	2007	2007
	RMB	RMB	US$
Leasehold improvements	12,848	37,736	5,173
Computer equipment	262,687	775,637	106,330
Capitalized software costs	7,789	7,081	971
Office equipment	6,660	14,096	1,932
Motor vehicles	2,636	3,703	508

	292,620	838,253	114,914
Less: Accumulated depreciation	(110,351)	(278,007)	(38,111)

Construction in progress	9,465	118,640	16,264

	191,734	678,886	93,067

The Company started the construction of its new headquarters building in 2007 and RMB102,052 (US$13,990) direct costs related to this construction were capitalized as construction in progress as of December 31, 2007.

7.	GOODWILL AND INTANGIBLE ASSETS
During 2006, the Company acquired online marketing properties and related assets accounted for as business combinations, resulting in the recognition of RMB38,029 of acquired goodwill. In 2007, the Company paid cash consideration payments of RMB3,777 (US$518) upon resolution of contingent consideration arrangements related to the acquisitions made in 2006, which resulted in the increase of goodwill. In addition, the Company purchased a customer relationship intangible from a third party distributor for RMB5,324 (US$730).

The changes in the carrying amount of goodwill are as follows:

	2006	2007	2007
	RMB	RMB	US$
Balance as of January 1	9,287	47,316	6,486
Goodwill acquired	38,029	3,777	518

Balance as of December 31	47,316	51,093	7,004

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

7.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)
Intangible assets consist of the following:

	As of December 31, 2006
	Gross Carrying	Accumulated	Net Carrying
	Value	Amortization	Value
	RMB	RMB	RMB

Domain names	24,433	6,912	17,521
Customer relationships	26,039	3,106	22,933
Non-compete agreements	1,022	192	830
Software	3,219	254	2,965
Contract-based assets	186	49	137

	54,899	10,513	44,386

	As of December 31, 2007
	Gross		Net	Net
	Carrying	Accumulated	Carrying	Carrying
	Value	Amortization	Value	Value
	RMB	RMB	RMB	US$

Domain names	24,304	9,839	14,465	1,983
Customer relationships	31,363	8,659	22,704	3,113
Non-compete agreements	1,022	448	574	79
Software	3,221	585	2,636	361
Contract-based assets	210	129	81	11

	60,120	19,660	40,460	5,547

Amortization expense for the year ended December 31, 2007 was RMB9,147 (US$1,254). Estimated amortization expenses of the existing intangible assets for the next five years are as follows:

	RMB	US$
For the year ending December 31,
2008	10,232	1,403
2009	8,459	1,160
2010	6,284	861
2011	3,732	512
2012	1,307	179

8.	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2006	2007	2007
	RMB	RMB	US$

Accrued payroll and welfare	17,694	29,815	4,087
Accrued operating expenses	23,883	62,352	8,548
Taxes payable	38,012	56,446	7,738
Distributors’ deposits	1,872	2,662	365
Purchase of fixed assets	36,054	126,992	17,409
Traffic acquisition costs	14,758	40,788	5,592
Bandwidth costs	4,492	12,992	1,781
Professional expenses	7,562	11,800	1,618
Purchase of intangible assets	4,000	—	—
Other	4,814	15,463	2,119

	153,141	359,310	49,257

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

9.	DEFERRED REVENUE

	December 31,
	2006	2007	2007
	RMB	RMB	US$

Online marketing services	1,741	11,702	1,604
Other services	842	130	18

	2,583	11,832	1,622

10.	INCOME TAXES
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

Baidu (Hong Kong) Limited (“Baidu HK”)

Baidu HK is exempted from income tax on its foreign-derived income in Hong Kong. There are no withholding taxes in Hong Kong on remittance of dividends.

China

Prior to January 1, 2008, in accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” foreign invested enterprises (“FIEs”) were generally subject to enterprise income tax (“EIT”) at the rate of 30% plus a local income tax rate of 3%. The Company’s subsidiaries in China, as FIEs, were entitled to various tax holidays and preferential tax rates, which reduced their effective tax rates.
•	Baidu Online, being a foreign invested enterprise and located in the Beijing Zhongguancun Science Park, had been recognized as a “High and New Technology Enterprise” and thus entitled to a “tax holiday” for a full exemption from EIT from 2000 to 2002, and a 50% tax reduction (at 7.5%) from 2003 to 2005 followed by reduced EIT rate at 15% upon expiry of the tax holiday, as well as an exemption from local income tax. In 2006, Baidu Online obtained the certificate of “Technologically Advanced Enterprise” from the Beijing Municipal Bureau of Commerce, which qualified Baidu Online for a 10% EIT rate from 2006 to 2008, and a 15% EIT rate thereafter.

•	Baidu China has been granted “Software Enterprise” status by the Shanghai Municipal Information Commission and thus entitled to a “tax holiday” for a full exemption from EIT from 2006 to 2007, and a 50% tax reduction from 2008 to 2010.

•	Baidu Times, being a foreign invested enterprise and located in the Beijing Zhongguancun Science Park, had been recognized as a “High and New Technology Enterprise” and thus entitled to a reduced EIT rate of 15% upon expiry of the tax holiday, as well as exemption from local income tax. The tax holiday granted to Baidu Times was for a full exemption from EIT from 2006 to 2008, and a 50% tax reduction (at 7.5%) from 2009 to 2011.

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

10.	INCOME TAXES (Continued)
Prior to January 1, 2008, in accordance with “Enterprise Income Tax laws of the PRC,” PRC domestic Companies are generally subject to EIT at the rate of 30% plus a local income tax rate of 3%.
•	Beijing Perusal, a PRC domestic company and a VIE to which the Company is deemed a primary beneficiary, is located in the Beijing Zhongguancun Science Park, and is subject to EIT at a rate of 33%.

•	Baidu Netcom, as a PRC domestic company, is located in the Beijing Zhongguancun Science Park and is subject to EIT at a rate of 33%.
Prior to January 1, 2008, based on the Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises and Enterprise Income Tax Laws of the PRC, dividends payable by a FIE to its foreign investors are not subject to any withholding tax.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law (“the New EIT Law”), which became effective on January 1, 2008 and has replaced the existing separate income tax laws for domestic enterprises and FIEs by adopting an unified 25% enterprise income tax rate applicable to all resident enterprises in China, including FIEs and foreign enterprises operating in the PRC, except for certain entities that are eligible to tax holidays and are grandfathered by the New EIT Law. In accordance with the implementation rules of the New EIT Law, the existing preferential tax treatments granted to PRC entities that previously qualified for “High and New Technology Enterprise” will not automatically qualify for the preferential tax treatments granted to “High and New Technology Enterprise strongly supported by the State” under the New EIT Law. Until these entities receive official approval for this new status, they are generally subject to the statutory 25% tax rate. The impact of the change in enacted rates from the New EIT Law on the Company’s net deferred tax assets was not significant to the financial statements as of and for the year ended December 31, 2007.

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

10.	INCOME TAXES (Continued)
In addition, under the New EIT Law, dividends payable by a FIE to any of its foreign non-resident enterprise investors shall be subject to a 10% withholding tax, unless such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China that provides for a reduced rate of withholding tax on dividends. Since PRC and Hong Kong signed the above mentioned tax arrangement for the avoidance of double taxation, and Baidu Times and Baidu China are wholly owned by Baidu HK, the dividends payable by Baidu Times and Baidu China to its foreign non-resident enterprise investors, shall be subject to 5% withholding tax pursuant to the China-Hong Kong double tax arrangement. However, dividends declared and paid from pre-January 1, 2008 distributable profits are grandfathered under the New EIT Law and are not subject to withholding tax. Furthermore, under the New Income Tax Law, a resident enterprise, which include an enterprise established outside of the PRC with management and control located in the PRC, will be subject to PRC income tax on its world-side income. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

Japan

Baidu Japan, with a paid-in capital in excess of Japanese Yen (JPY) 100 million, is subject to national income tax of 30%. Also, Baidu Japan is subject to inhabitants tax, assessed by both prefectures and municipalities. Inhabitants tax is computed as a percentage of national income tax. The per capita tax is based on the company’s capitalization and the number of employees. In addition, Baidu Japan is subject to a corporate enterprise tax on a pro forma basis based on the amount of taxable profit subject to the corporate tax, added-value components, (e.g., labor costs, net interest and rental payments, income/loss for current year) and a capital component.

The Company had minimal operations in jurisdictions other than the PRC and Japan. Income (loss) before income taxes consists of:

	For the years ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$

PRC	75,242	328,428	699,332	95,870
Non-PRC	(25,726)	(19,009)	(83,116)	(11,394)

	49,516	309,419	616,216	84,476

The loss from the non-PRC operation consists primarily of the operation cost, administration expenses, interest income and charges for share-based compensation.

Income taxes consist of:

	For the years ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$

Current income tax	6,203	15,500	19,409	2,661
Reinvestment tax refund	—	—	(21,198)	(2,906)
Deferred income tax benefit	(4,292)	(3,244)	(39,691)	(5,441)
Valuation allowance	—	—	28,728	3,938

	1,911	12,256	(12,752)	(1,748)

Prior to the New EIT Law, a foreign investor may be eligible for a tax refund when it reinvests its share of accumulated profits from an existing FIE to increase the registered capital of the existing FIE. In 2007, Baidu Holdings obtained such a reinvestment tax refund, as it increased the registered capital in Baidu Online by reinvesting the retained earnings of Baidu Online.

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

10.	INCOME TAXES (CONTINUED)
The reconciliation of tax computed by applying respective statutory income tax rate to pre-tax income is as follows:

	For the years ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$

Expected taxation at PRC EIT statutory rate of 33%	16,339	102,108	203,352	27,877
Effect of differing tax rates in different jurisdictions	8,490	6,273	(1,486)	(204)
Permanent differences — non-taxable income	(525)	(438)	(1,325)	(181)
Permanent differences — non-deductible expense	353	1,295	2,410	330
Tax incentives relating to R&D expenditures (see below*)	(5,352)	(8,652)	(8,791)	(1,205)
Effect of tax exemption and reduction inside PRC	(18,257)	(86,732)	(214,442)	(29,397)
Reinvestment tax refund	—	—	(21,198)	(2,906)
Addition to (reversal of) valuation allowance	863	(1,598)	28,728	3,938

Taxation for the year	1,911	12,256	(12,752)	(1,748)

Effective tax rate	3.9%	4.0%	(2.1%)	(2.1%)

Earnings per Class A and Class B ordinary shares effect of tax exemptions and reductions inside PRC, (basic)	0.92	2.61	6.33	0.87

*	Baidu Online enjoyed an additional tax incentive relating to its research and development expenses. The Company may be able to claim an additional tax deduction amounting to 50% of the current year’s research and development expenses. The amount that exceeds the current year’s taxable profit would be able to be brought forward for up to the following five years’ utilization. In 2005, 2006 and 2007, the Company has no brought forward deductible research and development expenses.
The tax effects of temporary differences that give rise to the deferred tax balance at December 31, 2006 and 2007 are as follows:

	December 31
	2006	2007	2007
	RMB	RMB	US$

Provision for doubtful receivables	1,019	680	93
Deferred revenue	176	155	21
Fixed assets	5,805	13,410	1,838
Net operating loss carry-forward	—	30,157	4,135
Other	536	2,629	360

Deferred tax assets	7,536	47,031	6,447
Valuation allowance	—	(28,728)	(3,938)

Deferred tax assets, net	7,536	18,303	2,509

The Company did not believe that sufficient objective positive evidence currently exists to conclude that the recoverability of Baidu Japan’s net deferred tax assets is more likely than not. Consequently, the Company has provided a valuation allowance on the related net deferred tax assets.

As of December 31, 2007, the Company had net operating loss carryforwards of approximately RMB75,352 (US$ 10,330) for income tax purposes that will expire in the year 2014.

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

11.	EMPLOYEE DEFINED CONTRIBUTION PLAN
Full time employees of subsidiaries of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB12,742, RMB32,618 and RMB 55,122 (US$7,557) for the years ended December 31, 2005, 2006 and 2007, respectively.

12.	COMMITMENTS AND CONTINGENCIES
Capital commitments

The Company’s capital commitments relate primarily to leasehold improvements and building construction. Total capital commitments contracted but not yet reflected in the financial statements was RMB179,636 (US$24,626) at December 31, 2007.

Operating lease commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Total rental expense under all operating leases was RMB6,413, RMB17,259 and RMB45,413 (US$6,226) for the years ended December 31, 2005, 2006 and 2007, respectively.

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following at December 31, 2007:

	RMB	US$
2008	128,556	17,623
2009	35,113	4,814
2010	15,974	2,190

	179,643	24,627

Litigation

Baidu Netcom, Baidu China and Baidu Online were involved in certain cases pending in various PRC courts and Arbitration as of December 31, 2007. These cases include copyright infringement cases, unfair competition cases, and defamation cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could result in a loss of revenue or otherwise harm the business of the Company.

As of December 31, 2007, the plaintiffs claimed compensation of RMB111 million (US$15 million) in total. Although the results of litigation and claims cannot be predicted with certainty, the Company does not expect that the outcome of the matters discussed above will result in a material adverse effect on its business, consolidated financial position, results of operations or cash flow.

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

13.	ORDINARY SHARES
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

Upon completion of the initial public offering (“IPO”) in August 2005, 16,648,877 Class B Ordinary shares were issued upon conversion of all convertible preferred shares. In addition, immediately following the closing of the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital consisted of 870,400,000 ordinary shares at a par value of US$0.00005 per share, of which 825,000,000 shares were designated as Class A ordinary shares, 35,400,000 as Class B ordinary shares, and 10,000,000 shares are designated as preferred shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. There were 12,355,318 and 2,133,176 Class B ordinary shares transferred to Class A ordinary shares in 2006 and 2007, respectively.

As of December 31, 2007 there were 25,136,147 and 8,996,842 Class A and Class B ordinary shares outstanding respectively.

14.	PREFERRED SHARES
As mentioned in Note 12, upon completion of the IPO in August 2005, the Amended and Restated Memorandum and Articles of Association authorized 10,000,000 preferred shares with a par value of US$0.00005 each. As of December 31, 2006 and 2007, there were no preferred shares issued and outstanding.

15.	RETAINED EARNINGS
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

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

15.	RETAINED EARNINGS (CONTINUED)
General reserve fund and statutory surplus funds are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare funds are restricted to the capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, neither are they allowed for distribution except under liquidation.

	December 31
	2006	2007	2007
	RMB	RMB	US$

PRC statutory reserve funds	44,125	90,135	12,356
Unreserved retained earnings	258,643	841,601	115,373

	302,768	931,736	127,729

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid up capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of VIEs in which the Company has no legal ownership, totaling approximately RMB171,653 and RMB550,526 (US$75,470) as of December 31, 2006 and 2007, respectively.

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

Starting from February 15, 2006, the Company has granted restricted Class A ordinary shares (“Restricted Shares”) of the Company under the Plan, which generally vest 50% after the first year of service and ratably each month over the remaining 12-month period. Terms for Restricted Shares are the same as share options except that Restricted Shares do not require exercise and have a two-year vesting term. The contractual term of Restricted Shares granted is generally five years.

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

16.	SHARE-BASED AWARDS PLAN (CONTINUED)
The following table summarizes the option activity for the year ended December 31, 2007 (amounts in thousands of U.S. Dollars (“US$”), except for number of shares and exercise price):

	Number		Weighted-average	Aggregate
	of	Weighted-average	Remaining	Intrinsic
Share Option	Shares	Exercise Price	Contractual Life	Value (US$)

Outstanding, December 31, 2006	1,154,658	US$11.94
Granted	94,200	US$131.09
Exercised	(409,640)	US$13.82
Forfeited/Cancelled	(159,976)	US$17.79
Expired	(4,009)	US$0.20

Outstanding, December 31, 2007	675,233	US$26.24	1.76	245,486

Vested and expected to vest at December 31, 2007	640,982	US$23.85	1.68	234,569

Exercisable at December 31, 2007	398,871	US$9.48	1.03	151,700
The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2007 and the exercise price.

Total intrinsic value of options exercised for the three years ended December 31, 2005, 2006 and 2007 was RMB66,004, RMB396,324 and RMB559,591 (US$76,713), respectively.

As of December 31, 2007, there was RMB34,496 (US$4,729) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 1.81 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

Restricted shares activity for the year ended December 31, 2007 was as follows:

		Weighted
		Average
		Grant date
Restricted Shares	Number of Shares	Fair value

Nonvested, December 31, 2006	22,525	US$53.00
Granted	70,440	US$159.19
Vested	(18,950)	US$52.06
Forfeited	(2,936)	US$86.40
Nonvested, December 31, 2007	71,079	US$157.11
As of December 31, 2007, there was RMB51,432 (US$7,051) unrecognized share-based compensation cost related to restricted shares. That deferred cost is expected to be recognized over a weighted-average vesting period of 1.35 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

The fair value of each option award was estimated on the date of grant using the Black-Scholes Method valuation model. The volatility assumption was estimated based on the volatilities of comparable public companies and limited historical volatility of the Company’s share price. Assumptions about the expected term were based on the vesting and contractual terms, employee demographics and the expected term of the similar companies. The Company considered the comparable data because the Company has limited relevant historical information to support the expected exercise behavior of employees who have been granted options. This relevant historical information is limited because the Company has been a public company only since August 2005. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

16.	SHARE-BASED AWARDS PLAN (CONTINUED)
The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

	2005	2006	2007

Risk-free interest rate	3.24%	1.98%~3.14%	4.54%~5.03%
Dividend yield	—	—	—
Expected volatility range	89.25%~100%	82.55%~84.80%	63.94%~72.90%
Weighted average expected volatility	95.20%	84.67%	68.28%
Expected life (in years)	2~10	0.91~2.49	1~2.6
In addition, the Company applies an expected forfeiture rate in determining the grant date fair value of the option grants. The estimation of the forfeiture rate was based primarily upon historical experience of employee turnover. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the quarter of revision, as well as in following quarters. During the year ended December 31, 2007, the Company increased forfeiture rate for the executive group primarily due to changes in historical employee turnover rates. As a result of this change, the share-based payments expense decreased by approximately RMB7,490 for the year ended December 31, 2007. No change was made to the estimated forfeiture rate for the employee group during the year ended December 31, 2007.

The table below summarizes the weighted average fair value and exercise price of share options granted:

	2005	2006	2007
	US$	US$	US$

Weighted average grant-date fair value of share options granted during the year:
Where exercise price is lower than market price	14.30	—	—
Where exercise price is equal to market price	26.63	25.89	57.02

Weighted average exercise price of share options granted during the year:
Where exercise price is lower than market price	10.30	—	—
Where exercise price is equal to market price	48.83	49.25	131.09
Total compensation cost recognized for the year ended December 31, 2007 is as follows:

	For the years ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$

Cost of revenues	974	1,416	1,717	235
Selling, general and administrative	22,804	32,970	17,371	2,382
Research and development	9,793	13,894	20,760	2,846
Share-based compensation cost capitalized as part of internally used software in fixed assets	—	383	714	98

	33,571	48,663	40,562	5,561

17.	SEGMENT REPORTING
In accordance with SFAS 131, Disclosures about segments of an Enterprise and Related Information, the Company’s chief operating officer relies upon consolidated results of operations when making decisions about allocating resources and assessing performance of the Company; hence, the Company has only one operating segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

The Company’s long-lived assets and revenue are substantially all located in and derived from the PRC.

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

18.	COMPARATIVE INFORMATION
Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current year’s presentation to facilitate comparison.

19.	SUBSEQUENT EVENTS (UNAUDITED)
New VIE

In February 2008, Baidu Netcom and an individual designated by the Company established a VIE, Beijing BaiduPay Science and Technology Co., Ltd. (“Baidupay” or the “VIE”), to operate the payment platform to be developed by BaiduPay. The paid-in capital of the VIE was funded by Baidu Netcom and the Company through loans extended to the authorized individual. The Company has entered into certain exclusive agreements with the VIE, which obligate the Company to absorb a majority of the risk of loss from the VIE’s activities and entitles the Company to receive a majority of its residual return. In addition, the Company has entered into certain agreements with the authorized individual, including loan agreements for the paid-in capital of the VIE, option agreements to acquire the equity interest in the VIE when permitted by the PRC laws, and share pledge agreements for the equity interest in the VIE held by the authorized individual.

New tax circular

On April 18, 2008, a new tax circular Guokefahuo [2008] No. 172 was issued by the PRC tax authorities, which provides detailed implementation rules for the recognition and administrative measures as High and New Technology Enterprises under the New EIT Law. The new circular sets forth certain conditions that must be satisfied by a company in order to apply for preferential tax treatment under the High and New Technology Enterprise status, while leaving other additional measures to be released in the future.

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

20.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
The following is condensed financial information of the Company on a stand-alone basis:
Balance sheets

	December 31,
	2006	2007	2007
	RMB	RMB	US$

Cash and cash equivalents	844,509	605,210	82,966
Prepaid expenses and other current assets	6,450	10,031	1,376

Total current assets	850,959	615,241	84,342

Fixed assets, net	150	784	107
Goodwill	171	159	22
Investment in subsidiaries	507,890	1,415,237	194,012
Intangible assets, net	1,038	601	82

Total non-current assets	509,249	1,416,781	194,223

Total assets	1,360,208	2,032,022	278,565

Accrued expenses and other liabilities	2,947	10,650	1,460

Total current liabilities	2,947	10,650	1,460

Total liabilities	2,947	10,650	1,460

Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 22,574,381 shares and 25,136,147 shares issued and outstanding as at December 31, 2006 and 2007	9	10	1
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 11,130,018 shares and 8,996,842 shares issued and outstanding as at December 31, 2006 and 2007	5	4	1
Additional paid-in capital	1,088,176	1,171,575	160,609
Accumulated other comprehensive loss	(33,697)	(81,953)	(11,235)
Retained earnings	302,768	931,736	127,729

Total shareholders’ equity	1,357,261	2,021,372	277,105

Total liabilities, and shareholders’ equity	1,360,208	2,032,022	278,565

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

20.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)
Statements of income

	For the year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	(1,389)	(1,842)	(2,159)	(296)
Selling, general and administrative	(26,637)	(41,208)	(26,167)	(3,587)
Research and development	(9,793)	(14,119)	(20,760)	(2,846)

Total operating costs and expenses	(37,819)	(57,169)	(49,086)	(6,729)

Operating loss	(37,819)	(57,169)	(49,086)	(6,729)

Equity in profits of subsidiaries	73,353	315,252	618,396	84,775
Other income:
Interest income	12,071	40,125	37,020	5,075
Other (loss)/income, net	—	(1,045)	1,440	197

Total other income	12,071	39,080	38,460	5,272

Net income before tax and cumulative effect of change in accounting principle	47,605	297,163	607,770	83,318
Income taxes	—	—	21,198	2,906

Net income before cumulative effect on change in accounting principle	47,605	297,163	628,968	86,224
Cumulative effect on change in accounting principle	—	4,603	—	—

Net income	47,605	301,766	628,968	86,224

BAIDU.COM, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006, and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data or unless otherwise indicated)

20.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)
Statements of cash flows

	For the year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	47,605	301,766	628,968	86,224
Adjustments to reconcile net income to net cash generated from operating activities:
Equity in profits of subsidiaries	(73,353)	(315,252)	(618,396)	(84,775)
Depreciation of fixed assets	—	22	56	8
Share-based compensation	33,571	48,280	39,848	5,463
Amortization of intangible assets	415	404	386	53
Impairment on long-term investment	—	1,976	—	—
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(1,920)	14	(1,924)	(264)
Accrued expenses and liabilities	4,759	(1,597)	8,233	1,129

Net cash generated from / (used in) operating activities	11,077	35,613	57,171	7,838

Cash flows from investing activities:
Advances to subsidies	1,934	(1,211)	(138,354)	(18,967)
Acquisition of business	(179)	—	—	—
Capital injection into subsidies	(15,395)	(1,649)	(144,209)	(19,769)
Acquisition of long-term investment	(2,018)	—	(8,024)	(1,100)

Net cash used in investing activities	(15,658)	(2,860)	(290,587)	(39,836)

Cash flows from financing activities:
Proceeds from exercise of share options	8,063	25,394	40,800	5,593
Proceeds IPO, net of expenses	716,297	—	—	—
Payment for expenses in connection with IPO	—	(641)	—	—

Net cash generated from financing activities	724,360	24,753	40,800	5,593

Effect of exchange rate changes on cash and cash equivalents	(8,230)	(27,972)	(46,683)	(6,400)

Net increase / (decrease) in cash and cash equivalents	711,549	29,534	(239,299)	(32,805)

Cash and cash equivalents at beginning of the year	103,426	814,975	844,509	115,772

Cash and cash equivalents at end of the year	814,975	844,509	605,210	82,967

(a) Basis of presentation

For the purposes of the presentation of the parent company only condensed financial information, the Company records its investment in direct and indirect subsidiaries under the equity method of accounting as prescribed in APB opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Such investment is presented as “Long-term Investment” in the balance sheets and share of the direct and indirect subsidiaries’ profits or losses as “Equity in profits of subsidiaries” in the statements of income.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as for the year presented.