Form 20-F
period 2008-12-31
Baidu, Inc.
filed 2009-04-09
CIK 1329099

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008.
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report

Commission file number: 000-51469

Baidu, Inc.

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

25,641,847 Class A ordinary shares and 8,873,986 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2008.

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

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our,” and “Baidu” refer to Baidu, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include Baidu Netcom Science Technology Co., Ltd., Beijing Perusal Technology Co., Ltd. and BaiduPay Science and Technology Co., Ltd., our consolidated affiliated entities in China;

•	“user traffic” or “traffic” refers generally to page views and the reach of a website; when used in the context of Alexa.com website traffic rankings, “user traffic” refers to a combined measure of the “page views” and the “reach” of a website averaged over a specified period of time; page views measure the number of web pages viewed by Internet users over a specified period of time except that multiple page views of the same page viewed by the same user on the same day are counted only once; reach measures the number of Internet users and is typically expressed as the percentage of all Internet users who visit a given website;

•	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares; “convertible preferred shares” refers to and includes our Series A, Series B and Series C redeemable convertible preferred shares, all of which were converted into the same number of Class B ordinary shares upon the completion of our initial public offering on August 10, 2005; “preferred shares” refers to our preferred shares, none of which is issued and outstanding;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	all references to “RMB” or “Renminbi” are to the legal currency of China and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States;

•	the “MIIT” refers to the PRC Ministry of Industry and Information Technology and, before its formal establishment in 2008, its predecessor, the Ministry of Information Industry; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to attract and retain users and customers;

•	the outcome of ongoing or any future litigation, including those relating to copyright or other intellectual property rights;

•	competition in the Chinese language and Japanese language Internet search markets;

•	the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China;

•	PRC governmental regulations and policies relating to the Internet and Internet search providers; and

•	development of PRC tax law reforms that may have uncertain implications on high and new technology companies.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in Item 3D of this annual report, “Key Information — Risk Factors.” Those risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.  Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of income data for the three years ended December 31, 2006, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data for the year ended December 31, 2006 have been derived from our audited consolidated balance sheet as of December 31, 2006, which is not included in this annual report. The selected consolidated statements of income data for the years ended December 31, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements for the years ended December 31, 2004 and 2005, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands except per share and per ADS data)

Consolidated Statements of Income Data:
Revenues:
Online marketing services	106,854	307,363	828,484	1,741,021	3,194,461	468,224
Other services	10,597	11,852	9,354	3,404	3,791	556
Total revenues	117,451	319,215	837,838	1,744,425	3,198,252	468,780
Operating costs and expenses:
Cost of revenues	(41,192)	(104,401)	(245,489)	(645,406)	(1,155,457)	(169,360)
Selling, general and administrative	(50,724)	(134,771)	(250,240)	(411,163)	(659,804)	(96,710)
Research and development	(14,531)	(44,200)	(79,231)	(140,702)	(286,256)	(41,958)

Total operating costs and expenses	(106,447)	(283,372)	(574,960)	(1,197,271)	(2,101,517)	(308,028)

Operating profit	11,004	35,843	262,878	547,154	1,096,735	160,752
Interest income	1,135	13,580	42,443	49,009	47,677	6,988
Other income, net	347	93	4,098	20,053	19,767	2,898
Income before tax and cumulative effect of change in accounting principle	12,486	49,516	309,419	616,216	1,164,179	170,638
Taxation	(481)	(1,911)	(12,256)	12,752	(116,071)	(17,013)
Cumulative effect of change in accounting principle	—	—	4,603	—	—	—

Net income	12,005	47,605	301,766	628,968	1,048,108	153,625

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands except per share and per ADS data)

Net income per Class A ordinary share, per Class B ordinary share and per ADS(1):
Basic:
Basic (prior to cumulative effect of change in accounting principle)	1.09	2.40	8.92	18.57	30.63	4.49
Cumulative effect of change in accounting principle	—	—	0.14	—	—	—

Basic (after cumulative effect of change in accounting principle)	1.09	2.40	9.06	18.57	30.63	4.49

Diluted:
Diluted (prior to cumulative effect of change in accounting principle)	0.43	1.49	8.62	18.11	30.19	4.43
Cumulative effect of change in accounting principle	—	—	0.13	—	—	—

Diluted (after cumulative effect of change in accounting principle)	0.43	1.49	8.75	18.11	30.19	4.43

Pro forma net earnings per share on an as-converted basis for Class A and Class B ordinary shares (unaudited)(2):
Basic	0.45	1.58	9.06	18.57	30.63	4.49
Diluted	0.43	1.49	8.75	18.11	30.19	4.43
Pro forma weighted average aggregate number of ordinary shares on an as-converted basis used in per share calculations for Class A ordinary shares (unaudited)(2):
Basic	26,696	30,214	33,291	33,873	34,217	34,217
Diluted	28,124	32,044	34,507	34,724	34,717	34,717

(1)	As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted net income per share of Class A and Class B ordinary shares are the same for all the periods presented during which there were two classes of ordinary shares. Prior to the creation of the two classes of ordinary shares in May 2005, we only had one class of ordinary shares. For the periods during which there were two classes of ordinary shares, the weighted average number of ordinary shares represents the sum of the weighted average number of Class A and Class B ordinary shares. Please see “Earnings per Share” under Note 2 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amount and the weighted average numbers of Class A and Class B ordinary shares.

(2)	As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted pro forma earnings per share of Class A and Class B ordinary shares are the same for all the periods presented.

	As of December 31,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)

Consolidated Balance Sheets Data:
Cash and cash equivalents	200,196	900,593	1,136,274	1,350,600	2,362,171	346,233
Total assets	262,206	1,136,423	1,668,077	2,655,908	3,937,991	577,206
Total liabilities	54,192	131,370	310,816	634,536	849,328	124,489
Redeemable convertible preferred shares	211,352	—	—	—	—	—
Total shareholders’ (deficit) / equity	(3,338)	1,005,053	1,357,261	2,021,372	3,088,663	452,717
Total liabilities, redeemable convertible preferred shares and shareholders’ equity	262,206	1,136,423	1,668,077	2,655,908	3,937,991	577,206

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8225 to US$1.00, the noon buying rate in effect as of December 31, 2008. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 3, 2009, the noon buying rate was RMB6.8343 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. dollar)

2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
October	6.8388	6.8358	6.8521	6.8171
November	6.8254	6.8281	6.8373	6.8220
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8361	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April (through April 3, 2009)	6.8343	6.8341	6.8343	6.8339

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.  Capitalization and Indebtedness

Not Applicable.

C.  Reasons for the Offer and Use of Proceeds

Not Applicable.

D.  Risk Factors

Risks Related to Our Business

If online marketing is not more widely adopted in China, our ability to increase revenue and profitability could be materially and adversely affected.

The use of the Internet as a marketing channel is at an early stage in China. Internet and broadband penetration rates in China are both relatively low as compared to those in most developed countries. Many of our current and potential customers have limited experience with the Internet as a marketing channel, and historically have not devoted a significant portion of their marketing budgets to online marketing and promotion. As a result, they may not consider the Internet an effective channel to promote their products and services as compared to traditional print and broadcast media. Our ability to increase revenue and profitability may be negatively impacted by a number of factors, many of which are beyond our control, including:

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

Historically, we developed our user base primarily by word-of-mouth and incurred limited brand promotion expenses. Our initial public offering in 2005 has significantly enhanced our brand recognition. We have also conducted marketing and brand promotion activities in recent years, but we cannot assure you that these activities will achieve the brand promotion effect expected by us. If we fail to maintain and further promote the “Baidu” brand, or if we incur excessive expenses in this effort, our business and results of operations may be materially and adversely affected. In addition, any negative publicity about our products and services, regardless of its veracity, could harm our brand image and in turn adversely affect our business and operating results.

We face significant competition and may suffer from a loss of users and customers as a result.

We face significant competition in almost every aspect of our business, particularly from other companies that seek to provide Internet search services to users and provide online marketing services to customers. In the Chinese Internet search market, our main competitors include U.S.-based Internet search providers providing Chinese language Internet search services such as Google and Yahoo! and Chinese Internet companies. These Chinese competitors include Netease, Sina, Sohu, Tencent and Alibaba. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance) and quantity (index size) of the search results, availability and ease of use of products and services, the number of customers, distribution channels and the number of associated third-party websites. In addition, we may face greater competition from our U.S.-based competitors as a result of, among other things, a relaxation on the foreign ownership restrictions of PRC Internet content and advertising companies, improvements in online payment systems and Internet infrastructure in China and our U.S.-based competitors’ increased business activities in China.

Many of our competitors have significantly greater financial resources than we do. They also have longer operating histories and more experience in attracting and retaining users and managing customers than we do. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for users, customers, distributors, strategic partners and networks of third-party websites, investing more heavily in research and development and making acquisitions. If any of our competitors provides comparable or better Chinese language search experience, our user traffic could decline significantly. Any such decline in traffic could weaken our brand, result in loss of customers and users and have a material adverse effect on our results of operations.

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

We launched trial (or beta) versions of Baidu Youa, our consumer-to-consumer, or C2C, service and Baidu Hi, our instant messaging, or IM, service in 2008. We face competition from C2C platforms such as Taobao, Paipai and Eachnet, and from IM service providers such as QQ and MSN Messenger. If we continue to invest in C2C, IM and other new services, but cannot compete effectively against the existing leading providers in those areas, we may not be able to develop a sufficiently large customer and user base for our new services and eventually achieve profitability from those services, and as a result, our future results of operations and growth prospect could be materially and adversely affected. Additionally, our Japanese search service faces substantial competition. See “— Risks Related to Our Business — Our recent expansion into the Japanese market may not be successful.”

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

In 2007 and 2008, we generated approximately 99.8% and 99.9% of our total revenues from online marketing services, respectively, a substantial majority of which was generated from our P4P services. Our online marketing customers will not continue to do business with us if their investment does not generate sales leads and ultimately consumers, or if we do not deliver their web pages in an appropriate and effective manner. Our P4P customers may discontinue their business with us at any time and for any reason as they are not subject to fixed-term contracts. In addition, we have in the past removed, and may in the future again remove, questionable paid search listings of some customers to safeguard the quality of our search results. Such removal, whether temporary or permanent, may cause the affected customers to discontinue their business with us. Failure to retain our existing customers or attract new customers for our online marketing services could seriously harm our business and growth prospects. In addition, third parties may develop and use certain technologies to block the display of our customers’ advertisements and other marketing products on our baidu.com website, which may in turn cause us to lost our customers and adversely affect our operating results.

We may not be able to manage our expanding operations effectively.

We commenced operations in 2000 and have significantly expanded our operations since then. We expect this expansion trend to continue as we grow our user and customer base and explore new market opportunities. To manage the expansion of our business and potential growth of our operations and personnel, we will be required to improve operational and financial systems, procedures and controls, and expand, train and manage our growing employee base. In addition, our management will be required to maintain and expand our relationships with other websites, Internet companies and other third parties. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our expanding operations.

In addition to expanding our core Chinese language search and online marketing operations, we launched the trial (or beta) versions of Baidu Youa, our C2C service, and Baidu Hi, our IM service, in 2008 and intend to continue to develop and provide new products and services to our users and customers in the future. Expansion into new businesses may present operating and marketing challenges that are different from those that we currently encounter. If we cannot successfully address these new challenges, we may not be able to recover costs we have incurred or will incur from developing and marketing new products and services, and our results of operations and growth prospect may be materially and adversely affected.

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

Our products and services link to materials in which third parties may claim ownership of trademarks, copyrights or other rights. From time to time, we may be subject to trademark or copyright infringement or related claims, in China and internationally. For example, we provide search engine facilities capable of finding and accessing links to downloadable audio, videos, images and other multimedia files and other items hosted on third-party websites, including search facilities enabling our users to search for files in various ways such as by artist, title, or via lists of most-searched-for titles and artists. Some of these contents found using our search engine facilities may be protected by copyright.

In China, uncertainties still exist with respect to the legal standards as well as the judicial interpretation of such standards for determining liabilities of Internet search providers for providing links to content on third-party websites that infringe upon others’ copyrights. In December 2007, the People’s High Court of Beijing upheld a lower court’s ruling in our favor in a case originally filed against us by seven music record companies in 2005 alleging that our MP3 search services had infringed upon their copyrights. The court ruled that our service, which only provides links to online music hosted on third parties’ websites, does not constitute infringement. In the same month, however, the People’s High Court of Beijing upheld the decision by another lower court in favor of the record companies in a suit originally filed by 11 record companies against Yahoo! China, one of our competitors, in July 2006. In the Yahoo! China case, the court held that Yahoo! China was negligent in failing to remove all links to the infringing content after receiving notice from copyright holders, including those links that it “should have known” to have infringing content. In December 2008, the People’s High Court of Beijing, as the trial court, reiterated in another case filed against us that our MP3 search services do not constitute infringement. The plaintiff has filed an appeal, which remains pending, with the People’s Supreme Court of China.

Although prior court rulings in China have only limited precedential value, the ruling of the People’s High Court of Beijing in the Yahoo! China case seems to suggest that the courts in future cases may place the burden on Internet search providers to remove not only links that have been specifically mentioned in notices of infringement from right holders, but also links they “should have known” to contain infringing content. Such an interpretation of the applicable law could subject Internet search providers like us to significant administrative burdens and litigation risks.

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

In light of the above cases and the associated publicity, copyright owners may monitor their copyrighted materials more closely worldwide and in China and may seek to enforce their rights under theories of indirect liability, constructive knowledge of infringing content or otherwise. As a result, we may face increased risks of being subject to copyright infringement claims relating to our MP3 search service. Furthermore, this same consideration may also lead to decreased availability of third-party MP3 websites. A portion of our traffic is generated by users of our MP3 search service. According to Alexa.com, approximately 3.3% of our traffic went to mp3.baidu.com, our MP3 search platform, as of March 31, 2009. Should we face (as a result of the foregoing considerations or otherwise) a need or decision to substantially modify, limit, or terminate our MP3 search service, the user experience could be materially affected, and this in turn may have material adverse impact on our business.

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

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operations of our business. We are currently named as a defendant in a number of copyright infringement suits in China in connection with our MP3 and other search services, including a suit filed by three record companies and a suit filed by the Music Copyright Society of China. See “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings.” If there is a successful claim of infringement, we may be required to pay substantial fines and damages or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation and/or any negative publicity by third parties alleging our intellectual property infringement could have a material adverse effect on our business, reputation, financial condition or results of operations.

We have been and may continue to be subject to claims based on the content found on our websites or the results in our paid search listings.

In addition to the content developed by ourselves and posted on our websites, our users are free to post information on Baidu Post Bar, Baidu Knows, Baidu Encyclopedia and other sections of our websites, and our P4P customers may create text-based descriptions and other phrases to be used as text or keywords in our search listings. We have been and may continue to be subject to claims for defamation, negligence or other legal theories based on the content found on our websites. Claims for defamation, negligence or other legal theories based on the content found on our websites, with or without merit, may result in diversion of the attention of our management personnel and our financial resources and negative publicity on our brand and reputation. Furthermore, if the content posted on our websites contains information that government authorities find objectionable, our websites may be shut down and we may be subject to other penalties. See “— Risks Related to Doing Business in China — Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and subject us to liability for information linked to our websites.”

PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including online advertising publishers such as us, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable law. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

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

Our P4P services are not subject to PRC advertising laws and regulations because PRC laws and regulations currently do not classify P4P services as a form of online advertising. However, we cannot assure you that the PRC government will not classify P4P as a form of online advertising in the future. If P4P services are classified as a form of online advertising, we would have to examine the content of our P4P customers’ listings on our websites, as required by PRC advertising laws, and such examinations could be very burdensome. Moreover, we have been and in the future may again be subject to claims or negative publicity based on the results in our paid search listings. In November 2008, China Central Television, or CCTV, the largest state-owned television network in China, reported that we had been including websites of medical companies that do not hold proper licenses in our paid search listings for some popular medical terms. Shortly after the report, we removed paid search listings of certain customers, particularly medical and pharmaceutical customers without documentations on file with us, and later allowed a large portion of those customers to resume access to our P4P platform after their relevant documentations were provided to and reviewed by us. The removal of these questionable paid search listings adversely affected our revenues for the fourth quarter of 2008. Claims and negative publicity based on the results in our paid search listings, regardless of their merit, may divert management attention, severely disrupt our operations, adversely affect our results of operations and harm our reputation.

We may be subject to patent infringement claims with respect to our P4P platform.

Our technologies and business methods, including those relating to our pay-for-performance, or P4P, platform, may be subject to third-party claims or rights that limit or prevent their use. In June 2005, we applied for a patent in China for our P4P platform, but our application was rejected on the ground that it is not patentable. Overture Services Inc., or Overture, a subsidiary of Yahoo!, had applied for a patent in China relating to a P4P platform prior to our patent application in China covering a P4P platform. Based on a search conducted by an intellectual property agency in China, as of March 23, 2009, no patent covering a P4P platform had been issued in China. The application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and involve a certain degree of uncertainty. We cannot assure you that Overture or another party will not obtain a patent in China relevant to P4P platforms that may result in potential infringement by our P4P platform. Moreover, certain U.S.-based companies, including Overture, have been granted patents in the United States relating to P4P platforms and similar business methods and related technologies. Based on publicly available information, we are aware that Overture has brought patent infringement claims in the United States against third parties, and while we believe that we are not subject to U.S. patent laws since we conduct our business operations outside of the United States, we cannot assure you that U.S. patent laws would not be applicable to our business operations, or that holders of patents relating to a P4P platform would not seek to enforce such patents against us in the United States or China.

In addition, many parties are actively developing and seeking protection for Internet-related technologies, including seeking patent protection. There may be patents issued or pending that are held by others that relate to certain aspects of our technologies, products, business methods or services. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were sued for patent infringement claims and were found to infringe such patents and were not able to adopt non-infringing technologies, we may be severely limited in our ability to operate our P4P platform, which would have a material adverse effect on our results of operations and business prospects.

If we fail to keep up with rapid technological changes, our future success may be adversely affected.

The online marketing industry is subject to rapid technological changes. Our future success will depend on our ability to respond to rapidly changing technologies, adapt our services to evolving industry standards and improve the performance and reliability of our services. Our failure to adapt to such changes could harm our business. New marketing media could also adversely affect us. For example, the number of people accessing the Internet through devices other than personal computers, including mobile telephones and hand-held devices, has increased in recent years. If we are slow to develop products and technologies that are more compatible with non-PC communications devices, or if the products and services we develop for people accessing the Internet through non-PC communications devices do not meet their needs, we may not be able to capture a significant share of this increasingly important market for media and other services. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive in our rapidly evolving industry, our future success may be adversely affected.

Our business may be adversely affected by third-party software applications or practices that interfere with our receipt of information from, or provision of information to, our users, which may impair our users’ experience.

Our business may be adversely affected by third-party malicious or unintentional software applications that make changes to our users’ computers and interfere with our products and services. These software applications may change our users’ Internet experience by hijacking queries to our websites, altering or replacing our search results, or otherwise interfering with our ability to connect with our users. The interference often occurs without disclosure to or consent from users, resulting in a negative experience that users may associate with Baidu.com. These software applications may be difficult or impossible to remove or disable, may reinstall themselves and may circumvent other applications’ efforts to block or remove them. In addition, our business may be adversely affected by the practices of third-party website owners which interfere with our ability to crawl and index their web pages. The ability to provide a superior user experience is critical to our success. If we are unable to successfully combat third-party software applications that interfere with our products and services, our reputation may be harmed. If a significant number of website owners prevent us from indexing and including their web pages in our search results, the quality of our search results may be impaired.

We are subject to risks and uncertainties faced by companies with limited operating history in a rapidly evolving industry.

We commenced operations in 2000 and first achieved profitability in the quarter ended March 31, 2004. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by companies with limited operating history in evolving industries such as the Internet industry in China. Some of these risks and uncertainties relate to our ability to:

•	maintain our leading position in the Chinese language Internet search market;

•	offer new and innovative products to attract and retain a larger user base;

•	attract additional customers and increase spending per customer;

•	further enhance our brand recognition;

•	maintain the quality of our products and services and continue to develop user and customer loyalty;

•	respond to competitive market conditions;

•	respond to changes in the regulatory environment;

•	manage risks associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	attract, retain and motivate qualified personnel;

•	build profitable operations in new markets such as the Japanese Internet search market; and

•	upgrade our technology to support increased traffic and expanded services.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

Our historical growth rate may not be indicative of our future growth rate.

We have experienced substantial growth in recent years. Our total revenues and net income grew at a compound annual growth rate, or CAGR, of 128.4% and 205.7%, respectively, from 2004 to 2008. Our growth was driven in part by the growth in China’s Internet and online marketing industries, which may not be indicative of future growth or be sustainable. We cannot assure you that our past growth rate is indicative of our future growth rate.

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

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Any of the risk factors listed in this “Risk Factors” section and, in particular, the following risk factors, could cause our operating results to fluctuate from quarter to quarter:

•	general economic conditions in China and economic conditions specific to the Internet, Internet search and online marketing;

•	our ability to continue to attract users to our website;

•	our ability to attract additional customers and increase spending per customer;

•	the announcement or introduction of new or enhanced products and services by us or our competitors;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;

•	the results of our acquisitions of, or investments in, other businesses or assets;

•	PRC regulations or actions pertaining to activities on the Internet, including MP3 music, news, gambling, online games and other forms of entertainment;

•	unforeseen events, such as negative publicity arising from reports by influential media outlets and other sources; and

•	geopolitical events, natural disasters or epidemics such as war, threat of war, avian influenza, Severe Acute Respiratory Syndrome, or SARS, or other public health epidemics.

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

The global financial and economic crisis, particularly the slowdown in the Chinese economy, may adversely affect our business, results of operations and financial condition.

The global financial markets have experienced significant disruptions recently, and most of the world’s major economies have entered into recession. The Chinese economy has also slowed down significantly since the second half of 2008 and this trend may continue for the rest of 2009 and beyond. Since we derive most of our revenues from online marketing customers in China, any prolonged slowdown in the Chinese economy may have negative impact on our business, operating results and financial condition in a number of ways. For example, our customers may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from such customer.

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

We have transitioned to using our direct sales force to serve our P4P customers in some key geographic markets, including Shanghai, Beijing and selected cities in Guangdong Province, including Guangzhou, Shenzhen and Dongguan. There is no assurance that our direct sales model in those markets will continue to be successful. If we fail to maintain an adequate direct sales force, retain existing customers and continue to attract new customers in those markets, our business, results of operations and prospects could be materially and adversely affected.

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

As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic acquisitions of businesses, assets and technologies that complement our existing business. For example, we acquired certain online application platform businesses and customer lists from distributors in 2006 and 2007. We may make other acquisitions in the future if suitable opportunities arise. Acquisitions involve uncertainties and risks, including:

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

Our future success depends heavily upon the continuing services of the members of our senior management team, in particular our chairman and chief executive officer, Robin Yanhong Li. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. In addition, most of our current senior executives joined us in 2008 and have worked together only for a relatively short period of time. As a result, it may be difficult for you to evaluate how well our senior executives will work together as a team.

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

Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. We cannot assure you that a more sophisticated Internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

We also rely on China Telecommunications Corporation, or China Telecom, China United Network Communications Group Company Limited, or China Unicom, and China Mobile Communications Corporation, or China Mobile, to provide us with data communications capacity primarily through local telecommunications lines and Internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of China Telecom, China Unicom and China Mobile, or if these companies otherwise fail to provide such services. In July 2008, due to power failures at a China Telecom Internet data center that hosted our servers, we were unable to provide service for approximately five hours. Any unscheduled service interruption could damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by China Telecom, China Unicom and China Mobile. If the prices that we pay for telecommunications and Internet services rise significantly, our gross margins could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our user traffic may decrease, which in turn may harm our revenues.

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

Our online systems, including our websites, could contain undetected errors or “bugs” that could adversely affect their performance. We regularly update and enhance our website and our other online systems. The occurrence of errors in any of these may cause us to lose market share, damage our reputation and brand name, and materially and adversely affect our business.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2008. See “Item 15. Control and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective in all material aspects. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our

ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have limited business insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. We do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption may result in our incurring substantial costs and the diversion of our resources.

Risks Related to Our Corporate Structure

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in such PRC laws and regulations or changes in interpretations thereof may materially and adversely affect our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with our affiliated Chinese entities, Baidu Netcom Science Technology Co., Ltd., or Baidu Netcom, Beijing Perusal Technology Co., Ltd., or Beijing Perusal, and Beijing BaiduPay Science and Technology Co., Ltd., or BaiduPay, and their shareholders. We and our PRC subsidiaries, Baidu Online Network Technology (Beijing) Co., Ltd., or Baidu Online, Baidu (China) Co., Ltd., or Baidu China and Baidu.com Times Technology (Beijing) Co. Ltd., or Baidu Times, are considered foreign persons or foreign-invested enterprises under PRC law. As a result, we and our PRC subsidiaries are subject to PRC legal restrictions on foreign ownership of Internet and online advertising companies. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

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

PRC laws and regulations do not currently classify P4P as a form of online advertising or as part of ICP services requiring an ICP license. We conduct our P4P business through our subsidiaries in the PRC, none of which has the qualification to operate online advertising business or holds an ICP license. However, we cannot assure you that the PRC government will not classify P4P as a form of online advertising or as part of ICP services in the future. If new regulations characterize P4P as a form of online advertising or as part of ICP services, we may have to conduct our P4P business through Baidu Netcom, which is qualified to operate online advertising business and holds an ICP license. This would increase our consolidated effective tax rate for two reasons. First, advertising revenues generated by Baidu Netcom are subject to a 3% construction fee for culture undertakings in addition to the 5% business tax. Second, Baidu Netcom is currently subject to a 25% enterprise income tax rate, as compared to the lower preferential enterprise income tax rates that our PRC subsidiaries are subject to as of the date of this annual report. See “Item 5A. Operating and Financial Review and Prospects — Operating Results — Taxation” for more information on PRC business and enterprise income tax as applicable to our subsidiaries and affiliated entities in the PRC. Moreover, if the change in classification of P4P were to be retroactively applied, we might be subject to sanctions, including payment of delinquent taxes and fines. In addition, the classification of P4P as a form of online advertising could subject us to an obligation to monitor the content of listings of our P4P customers on our websites and the associated risks. See “— Risks Related to Our Businesses — We may be subject to claims based on the content found on our websites or the results in our paid search listings.” Any change in the classification of P4P by the PRC government may significantly disrupt our operations and materially and adversely affect our business, results of operations and financial conditions.

We may be adversely affected by complexity, uncertainties and changes in PRC regulation of Internet business and companies, including limitations on our ability to own key assets such as our websites.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the Internet industry include, but are not limited to, the following:

•	We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including online information services.

•	There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may not be able to obtain or renew certain permits or licenses, including without limitation an Internet news license issued by the State Council News Office, an Internet culture business permit issued by the Ministry of Culture and an audio/video program transmission license issued by the State Administration of Radio, Film and Television. This may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•	Certain PRC government authorities have stated publicly that they are in the process of promulgating new laws and regulations that will regulate Internet activities, including online advertising and online payment. Other aspects of our online operations may be regulated in the future. If these new laws and regulations are promulgated, additional licenses may be required for our online operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

In July 2006, the MIIT (then known as the Ministry of Information Industry) issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, or the July 2006 Notice. The July 2006 Notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to the July 2006 Notice, either the holder of a value-added telecommunication business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The July 2006 Notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license.

Baidu Netcom, our PRC affiliated entity that holds the ICP license necessary to conduct our business in China, received a letter from the MIIT requiring self-assessment and responded timely. In order to comply with the July 2006 Notice, we have transferred certain domain names primarily used in our business to Baidu Netcom and Beijing Perusal, respectively. In addition, we are in the process of transferring certain trademarks, including pending trademark applications made by Baidu Online, to Baidu Netcom, Beijing Perusal and BaiduPay, respectively.

As we enter into new businesses, we may encounter additional regulatory uncertainties. For example, it remains unclear whether the provision of online payment services by BaiduPay will require BaiduPay to apply for a value-added telecommunications business operating license for “online data processing and transaction processing businesses” as provided in the Catalog of Telecommunications Businesses promulgated by the MIIT.

In addition, there are currently no regulations requiring a non-financial institution that provides third-party online payment services, such as BaiduPay, to apply for licensing from the People’s Bank of China, or the PBOC. However, in 2005, the PBOC published Draft Measures Concerning the Administration of Payment and Settlement Organizations, or the Draft Measures, for public comment. According to the Draft Measures, non-financial institutions engaging in activities related to payment and settlement services, including services such as providing electronic instructions and calculations to financial institutions, individuals and other entities, shall be required to obtain a license from the PBOC or its relevant branches in order to provide payment and settlement services. The Draft Measures have not yet taken effect. If the Draft Measures are officially adopted by the PBOC and become applicable to BaiduPay, it may be necessary for us to obtain approvals or licenses to engage in our online payment business. We cannot assure you that we will be able to obtain these approvals or licenses.

Furthermore, in December 2007, the Standing Committee of Beijing Municipal People’s Congress adopted Beijing Municipal Regulations on Promotion of Informatization, which provide that any individual or enterprise that conducts business operations through the Internet shall obtain a business license and/or other necessary licenses prior to operation. The operator of an online marketplace shall be responsible for checking such individual or enterprise’s licenses. In July 2008, the Beijing Administration for Industry and Commerce, or Beijing AIC, promulgated certain rules for implementing the above mentioned regulations. According to these rules, any individual or enterprise failing to obtain a business license may be prohibited from doing business on an e-commerce marketplace operating in Beijing, such as Baidu Youa, and violation of these rules may lead to penalties on either the individual/enterprise or the operator of the e-commerce marketplace. Substantial uncertainties exist in terms of the implementation of these rules, and there are very few public reports regarding actions taken by the Beijing AIC against any violators in this regard. We cannot predict to what extent these rules will affect our business operations or future strategy.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business.

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

The PRC government restricts foreign investment in Internet and online advertising businesses. Accordingly, we operate our websites and our online advertising business in China through Baidu Netcom, a company wholly-owned by our chairman, chief executive officer and co-founder Robin Yanhong Li and our co-founder Eric Yong Xu, Beijing Perusal, a company wholly-owned by two individuals designated by our company, and BaiduPay, a company wholly-owned by Baidu Netcom and an individual designated by our company. All of the individual shareholders of Baidu Netcom, Beijing Perusal and BaiduPay are PRC citizens. Baidu Netcom and Beijing Perusal hold the licenses and approvals necessary to operate our websites and our online advertising business in China. We have contractual arrangements with Baidu Netcom, Beijing Perusal, BaiduPay and their individual shareholders that allow us to substantially control Baidu Netcom, Beijing Perusal and BaiduPay. We cannot assure you, however, that we will be able to enforce these contracts.

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

Under the equity pledge agreements among Baidu Online and our consolidated affiliated entities, Baidu Netcom, Beijing Perusal and BaiduPay, and their respective individual shareholders, the individual shareholders of Baidu Netcom, Beijing Perusal and BaiduPay have pledged all of their equity interests therein to Baidu Online by recording the pledge on the shareholder registers of the respective entities. However, according to the PRC Property Rights Law, which became effective as of October 1, 2007, a pledge is not effective without being registered with the relevant local administration for industry and commerce. The State Administration for Industry and Commerce, or SAIC, and the Beijing AIC have adopted registration procedures with respect to the registration of equity interest pledge according to the Property Rights Law. However, it remains unclear under the PRC Property Rights Law whether Baidu Netcom and Beijing Perusal are required to register their pledges, which were created before October 1, 2007. Baidu Netcom, Beijing Perusal and BaiduPay are in the process of registering the equity pledge with the Beijing AIC. We cannot assure you that they will be able to register the pledge. If they are unable to do so, the pledges may be deemed ineffective under the PRC Property Rights Law. If any individual shareholder of Baidu Netcom, Beijing Perusal or BaiduPay breaches his or her obligations under the agreement with Baidu Online, there is a risk that Baidu Online may not be able to successfully enforce the pledge and would need to resort to legal proceedings to enforce its contractual rights.

Our contractual arrangements with our consolidated affiliated entities in China may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between Baidu Online and each of our consolidated affiliated entities in China, we are effectively subject to the 5% PRC business tax on both revenues generated by Baidu Netcom’s, Beijing Perusal’s and BaiduPay’s operations in China and revenues derived from Baidu Online’s contractual arrangements with these entities. Moreover, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between Baidu Online and these entities were not on an arm’s length basis and therefore constitute a favorable transfer pricing. As a result, the PRC tax authorities could request that Baidu Netcom, Beijing Perusal and BaiduPay adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing Baidu Netcom’s, Beijing Perusal’s and BaiduPay’s tax expenses without reducing Baidu Online’s tax expenses, which could subject Baidu Netcom, Beijing Perusal and BaiduPay to interest due on late payments and other penalties for under-payment of taxes.

The new PRC Enterprise Income Tax Law became effective on January 1, 2008. This new tax law specifies special adjustments to taxation. In particular, an enterprise must submit its annual tax return together with information on related party transactions to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles.

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

As of December 31, 2008, we had made long-term loans in an aggregate principal amount of RMB100.0 million (US$14.7 million), RMB1.0 million (US$0.1 million) and RMB9.0 million (US$1.3 million) to the individual shareholders of Baidu Netcom, Beijing Perusal and BaiduPay, respectively. We extended these loans to enable the shareholders to fund the initial capitalization of Baidu Netcom, Beijing Perusal and BaiduPay, respectively, and in the case of Baidu Netcom, subsequent increases in its registered capital. As of the date of this annual report, all of the registered capital of our consolidated affiliated entities in China has been fully funded. We may in the future provide additional loans to the individual shareholders of our consolidated affiliated entities in China in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans will depend on the profitability of these consolidated affiliated entities and their operational needs, which are uncertain.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Most of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, future measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and subject us to liability for information displayed on or linked to our websites.

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

In addition, the MIIT has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider to block any Internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information. Furthermore, we are required to report any suspicious content to relevant governmental authorities, and to undergo computer security inspections. If we fail to implement the relevant safeguards against security breaches, our websites may be shut down and our business and ICP licenses may be revoked. In addition, Internet companies which provide bulletin board systems, chat rooms or similar services must apply for specific approval from relevant authorities.

Although we attempt to monitor the content in our search results and on our online communities such as Baidu Post Bar, we are not able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our Baidu Post Bar message boards or our other online communities by our users. To the extent that PRC regulatory authorities find any content displayed on our websites objectionable, they may require us to limit or eliminate the dissemination of such information on our websites. If third-party websites linked to or accessible through our websites operate unlawful activities such as online gambling on their websites, PRC regulatory authorities may require us to report such unlawful activities to relevant authorities and to remove the links to such websites, or they may suspend or shut down the operation of such websites. PRC regulatory authorities may also temporarily block access to certain websites for a period of time for reasons beyond our control. Any of these actions may reduce our user traffic and adversely affect our business. In addition, we may be subject to penalties for violations of those regulations arising from information displayed on or linked to our websites, including a suspension or shutdown of our online operations.

Intensified government regulation of Internet cafes could restrict our ability to maintain or increase user traffic to our website.

In April 2001, the PRC government began tightening its regulation of Internet cafes. In particular, a large number of unlicensed Internet cafes have been closed. In addition, the PRC government has imposed higher capital and facility requirements for the establishment of Internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow down the growth of Internet cafes. In June 2002, the Ministry of Culture, together with other government authorities, issued a joint notice, and in February 2004, the SAIC issued another notice, suspending the issuance of new Internet cafe licenses. In May 2007, the SAIC reiterated its position not to register any new Internet cafes in 2007. So long as Internet cafes are one of the primary venues for our users to access our websites, any reduction in the number, or any slowdown in the growth, of Internet cafes in China could limit our ability to maintain or increase user traffic to our websites.

If our PRC subsidiaries Baidu Online and Baidu Times fail to maintain qualification as “high and new technology enterprise” under the PRC Enterprise Income Tax Law, or if our PRC subsidiary Baidu China fails to retain its 50% reduced rate tax holiday, or if our PRC subsidiaries declare and distribute dividends to their respective offshore parent companies, we will be required to pay more taxes, which could have a material adverse effect on our result of operations.

According to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to EIT at a uniform rate of 25%. The EIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax rates according to then effective tax laws and regulations will gradually transition to the uniform 25% EIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described in the EIT Law and the related regulations.

In December 2008, our PRC subsidiaries Baidu Online and Baidu Times were designated by the Beijing Municipal Science and Technology Commission as “high and new technology enterprise” under the EIT Law. In February 2009, Baidu Online and Baidu Times received the high and new technology enterprise certificates jointly issued by the Beijing Municipal Science and Technology Commission, Beijing Finance Bureau, and Beijing State and Local Tax Bureaus. Therefore, Baidu Online and Baidu Times are entitled to enjoy a preferential tax rate of 15% as long as they maintain their qualification as “high and new technology enterprise”. If either or both of them fail to maintain the “high and new technology enterprise” qualification, their applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

In 2006, our PRC subsidiary Baidu China was designated as a “software enterprise” by the Shanghai Municipal Information Commission and was entitled to a full exemption from the EIT from 2006 to 2007 and a 50% reduced rate from 2008 to 2010 based on then-effective tax laws and regulations. With the promulgation of the EIT Law, all preferential EIT treatments granted prior to January 1, 2008, other than those treatments specified under the EIT Law and related regulations, were repealed. Accordingly, the preferential tax treatment granted to Baidu China as a “software enterprise” was no longer effective as of January 1, 2008. However, we have been informed by the Shanghai Pudong State Tax Bureau that Baidu China may continue to enjoy a 50% reduced EIT rate, or a rate of 12.5%, from 2008 to 2010 as a “software enterprise.” If such preferential tax treatment granted by local tax authorities is repealed by higher state authorities, Baidu China’s effective EIT rate for 2008 to 2010 may be increased, which could adversely affect our results of operations.

In addition, under the EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from the disposition of assets (after deducting the net value of such assets) by such foreign enterprise investor, shall be subject to a 10% withholding tax unless such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The British Virgin Islands, where the direct parent company of our PRC subsidiary Baidu Online is incorporated, does not have such a tax treaty with China. Baidu (Hong Kong) Limited, or Baidu Hong Kong, which directly owns our PRC subsidiaries Baidu China and Baidu Times, was incorporated in Hong Kong. Hong Kong has a tax treaty with China that provides for a 5% withholding tax.

Our PRC subsidiaries historically have not paid dividends to us. If they declare and distribute dividends in the future, such dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

We may be deemed a PRC resident enterprise under the EIT Law, which could subject us to PRC taxation on our global income, and which may have a material adverse effect on our results of operations.

Under the EIT Law and related regulations, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and is subject to the EIT at the rate of 25% on its worldwide income. The related regulations define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” If we are deemed a PRC resident enterprise, we may be subject to the EIT at 25% on our global income, except that the dividends we receive from our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed as “dividends among qualified PRC resident enterprises.” If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

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

Our subsidiaries and affiliated entities in China are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the Cayman Islands and do not have any assets or conduct any business operations other than our investments in our subsidiaries and affiliated entities. As a result of our holding company structure, we currently rely entirely on dividend payments from our subsidiaries in China. However, PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and consolidated affiliated entities in China are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “— Government control of currency conversion may affect the value of your investment.” Furthermore, if our subsidiaries or consolidated affiliated entities in China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or any of our subsidiaries in China are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to pay dividends on our ordinary shares and ADSs.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign owned enterprises.

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past three decades. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

SAFE has promulgated several regulations, including SAFE Circular No. 75, effective from November 2005, and its implementation rule issued in May 2007, that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicles, or SPV, for the purposes of overseas equity financing activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

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

We have notified holders of ordinary shares of our company whom we know are PRC residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. We are aware that our major shareholders who are PRC residents have registered with the relevant local SAFE branch. We, however, cannot provide any assurances that all of our shareholders who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject such PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends or obtain foreign exchange-dominated loans to our company.

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

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly listed company. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options are subject to these regulations. We have designated our PRC subsidiary Baidu Online to handle the registration and other procedures required by the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations in the future, we or our PRC optionees and their local employers may be subject to fines and legal sanctions.

A regulation adopted in August 2006 establishes more complex procedures for acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, or the MOC, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the SAIC, the China Securities Regulatory Commission and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. Among other things, the new regulations established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.4% appreciation of the RMB against the U.S. dollar between July 21, 2005 and April 3, 2009. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of the RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. With this increased floating range, the RMB’s value may appreciate or depreciate significantly against the U.S. dollar in the long term. However, under the current global financial and economic conditions, we are not able to predict with any certainty how the RMB will move vis-à-vis the U.S. dollar in the future.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from August 5, 2005, the first day on which our ADSs were listed on the Nasdaq, until April 8, 2009, the trading prices of our ADSs ranged from $44.44 to $429.19 per ADS and the closing sale price on April 8, 2009 was $182.59 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in Internet search and online marketing markets;

•	changes in the economic performance or market valuations of other Internet search or Internet companies that are perceived to be comparable to us;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	intellectual property litigation; and

•	general economic or political conditions in China or elsewhere in the world.

In addition, the stock market in general, and the market prices for Internet-related companies and companies with operation in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. In particular, the global financial crisis and the ensuing deteriorating global economic conditions have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. Volatility or a lack of positive performance in our stock price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

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

It may also be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

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

Based on the price of the ADSs and our ordinary shares, the composition of our income and assets and our operations, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2008. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2009 or any taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The future value of our assets is generally determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10.E Additional Information — Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Item 4.	Information on the Company

A.  History and Development of the Company

We were incorporated in the Cayman Islands in January 2000. Since our inception, we have conducted our operations in China principally through Baidu Online, our wholly-owned subsidiary in Beijing, China. We also have conducted part of our operations in China through Baidu Netcom, a consolidated affiliated entity in Beijing, China, which holds the licenses and approvals necessary to operate our websites and provide online advertising services. In addition, we have established three PRC subsidiaries and assisted in establishing two PRC consolidated affiliated entities in recent years. We formally launched a Japanese search service in January 2008 and now have three subsidiaries in Japan.

On August 5, 2005, we listed our ADSs on The Nasdaq National Market (later renamed The Nasdaq Global Market) under the symbol “BIDU.” We and certain selling shareholders of our company completed the initial public offering of 4,604,224 ADSs, each representing one Class A ordinary share, on August 10, 2005. Our ADSs currently trade on The Nasdaq Global Select Market, a segment of The Nasdaq Global Market.

In December 2008, our shareholders approved our name change from Baidu.com, Inc. to Baidu, Inc.

Our principal executive offices are located at 12/F, Ideal International Plaza, No. 58 West-North 4th Ring, Beijing 100080, People’s Republic of China. Our telephone number at this address is +86 (10) 8262-1188.

B.  Business Overview

We are the leading Chinese language Internet search provider. As a technology-based media company, we aim to provide the best way for people to find information. In addition to serving Internet search users, we provide an effective platform for businesses to reach potential customers. According to a market survey announced by iResearch Consulting Group, a third-party market research firm, our search engine Baidu.com processed approximately 1.1 trillion Chinese language web search requests in 2008, accounting for 73.2% of the total Chinese language web search market in China. According to Alexa.com, our Baidu.com website was the largest website in China, as measured by user traffic during the three-month period ended December 31, 2008.

We serve three types of online participants:

Users.  We primarily offer a Chinese language search platform on our website www.baidu.com. We provide Chinese language Internet search services to enable users to find relevant information online, including web pages, news, images and multimedia files, through links provided on our websites. We also offer online community-based products and entertainment platforms such as Baidu Post Bar, Baidu Knows and Baidu Space. In addition, we currently offer beta versions of Baidu Hi, our IM service and Baidu Youa, our C2C service.

Customers.  We design and deliver our online marketing services on our website www.baidu.com to our P4P customers and other customers who require our tailored online marketing solutions. Our auction-based P4P services enable our customers to bid for priority placement of their links in keyword search results. We believe we were the first auction-based P4P service provider in China. Our online advertising services allow customers to use both query sensitive and non-query sensitive advertising services, including text links, graphical advertisements and other forms of online advertising. Our P4P customers are those who primarily use our auction-based P4P services, and our tailored solutions customers are those to whom we provide marketing solutions, which may consist of one or more forms of our online advertising services as well as P4P services. In the fourth quarter of 2008, we had over 197,000 active online marketing customers.

Baidu Union Members.  Baidu Union includes a large number of third-party web content and software providers. Baidu Union members typically incorporate a Baidu search box into their websites. We provide high-quality and relevant search to their users, and in return gain the benefit of increased traffic. We have also launched programs through which we display online advertisements of our customers on Baidu Union members’ websites and share the fees generated by these advertisements with the owners of these Baidu Union websites.

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

Products and Services for Users

We focus on offering products and services that enable our users to find relevant information quickly and easily. We offer the following services at Baidu.com to users free of charge:

Baidu Web Search.  Baidu’s web search allows users to locate information, products and services using Chinese language search terms. Through our search software, we build and continuously refine a large database of Chinese synonyms and closely associated phrases, which is essential for accurate and efficient execution of Chinese language searches. The Baidu.com home page prominently features a search box that is designed to load quickly. After entering a search query, users are generally presented with a list of search results, which may include our customers’ links marked as sponsored links. Users can then access the desired websites by clicking on the hypertext links displayed in the search results.

In addition to providing access to billions of indexed Chinese language web pages, we have integrated additional features into our web search that help users find information more easily. The Baidu web search includes the following features:

•	Related Search — provides alternative search terms based on the original queries to help users find relevant web pages quickly;

•	Search in Results — enables users to conduct additional searches within the initial search results;

•	Search by Chinese Phonetics (Pinyin) — enables users to conduct quick searches by entering Chinese phonetics with letters of the English alphabet instead of Chinese characters;

•	Advanced Search — enables users to create more focused queries by employing techniques such as narrowing results to specified words or phrases, document formats, geographic regions, time frames or websites;

•	Snapshots — provides snapshots of web pages taken when the pages were indexed, allowing users to view web pages that cannot be quickly or easily opened;

•	Spell Checker — suggests alternate search terms when a search appears to contain misspellings or typing errors;

•	Stock Quotes — provides links to stock information of companies listed on the stock exchanges in China;

•	News, Knows, Postbar, MP3, Images, Video, and Space Information — displays search results from other Baidu products including Baidu News, Baidu Knows, Baidu Postbar, Baidu MP3 Search, Baidu Image Search and Baidu Video Search;

•	Weather, Train and Flight Schedules and Other Local Information — enables users to check weather, domestic train and flight schedules as well as schedules of international flights departing from or arriving in China.

Baidu Post Bar.  Baidu Post Bar provides users with a query-based searchable community to exchange views and share knowledge and experiences. The community can be further expanded by users posting new topics that have not been covered in the community before. In Baidu Post Bar, users can search, read and browse Internet message boards and post messages to other members of the community. Baidu Post Bar covers a broad range of topics and interest areas, such as society, technology, sports, entertainment and fashion. Users also can access Baidu Post Bar using wireless application protocol, or WAP, -enabled mobile phones. Baidu Post Bar also provides video-sharing capabilities, which allow users to post and share video clips in approximately 80,000 online communities.

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

Baidu MP3 Search.  Baidu MP3 Search provides algorithm-generated links to songs and other multimedia files provided by Internet content providers. The user can also sort Baidu MP3 Search links by various categories, including lists of top songs and artists, which are updated automatically, generally every week, based on the number of clicks. In March 2008, we launched Baidu Online Radio Alliance, which is our online radio channel providing users with radio programs from over one hundred national and regional broadcast stations. In November 2008, we and seven record labels jointly launched Baidu New Song Debut, which offers users the newest content from some artists of these labels in streaming format.

Baidu Image Search.  Baidu Image Search enables users to search millions of images on the Internet. Baidu Image Search offers advanced features, such as search by image size and by image file type. Image listings are organized by various categories which are updated automatically through algorithms.

Baidu Video Search.  Baidu Video Search enables users to search for and access through hyperlinks of online video clips that are hosted on third parties’ websites.

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

Other Search and Community Products.  We are continuously developing and introducing new products to make Baidu.com more attractive to our users. We currently offer a variety of online search and community products, including the following:

Baidu Encyclopedia.  Baidu Encyclopedia is an evolving encyclopedia compiled by registered Internet users. Registered users can share their knowledge by adding new terms and new content in Baidu Encyclopedia. Any users of our Baidu.com website can also search, read and browse all terms and content contributed by registered users of Baidu Encyclopedia.

Baidu Search Ranking and Search Index.  Baidu Search Ranking provides listings of top search terms based on daily search queries entered on Baidu.com. The listings are organized by categories and allow users to easily locate popular search terms on topics of interest. We also offer a trial version of Baidu Search Index, which provides indices in various categories calculated based on searches conducted using Baidu Web Search and searches conducted in Baidu News.

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

Baidu Yellow Page Search.  We offer a trial version of Baidu Yellow Page Search. Jointly developed with China Telecom, Baidu Yellow Page Search allows users to conduct online searches for local business information in specific localities in China. The information is derived from yellow page phone books published by China Telecom.

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

Baidu Patent Search.  Baidu Patent Search is operated in cooperation with the China Patent Information Center under the State Intellectual Property Office of the PRC. Baidu Patent Search enables users to search for specific Chinese patents and provides basic patent information in the search results, including the patent’s name, application number, filing date, issue date, inventor information and brief description of the patent.

Baidu Voice Search.  We began public testing of a new voice-based search service in March 2008, which is available to both fixed-line and mobile phone users. By calling a designated phone number, users can request our customer service personnel to conduct searches for them. Our customer service representatives will convey the search results to the caller over the phone or send the results to the caller via short messaging service, or SMS.

Baidu Games.  Baidu Games is an online channel that allows users to search or browse through game-related news and content. In a section called Baidu Wanba, registered users can play web and online games provided by our online game operator partners.

Baidu-Hexun Finance.  In October 2008, we introduced our new financial information website, Baidu-Hexun Finance, in collaboration with Hexun.com, a financial information service provider in China with news reporting and securities consulting licenses. Users can search or browse through economic and financial news, information relating to personal wealth management and related market statistics.

Baidu Statistics Search.  Baidu Statistics Search enables users to search statistics that have been published by the PRC government since 1949. The statistics are provided to us by a third party in Beijing.

Baidu Entertainment.  Baidu Entertainment is an online channel devoted exclusively to entertainment-related news and content. Users can search or browse through news and other information relating to specific stars, movies, television series and music.

Baidu Dictionary.  Baidu Dictionary provides users with lookup and text translation services between Chinese and English.

Other Products Offered by Baidu

Baidu Hi.  In June 2008, we launched a trial version of our IM service, Baidu Hi. In addition to the major IM functions of chat, grouping, and personalization, Baidu Hi also integrates the search services, online communities and various other features that we provide.

Baidu Youa.  In October 2008, we launched a trial version of our online C2C platform, Baidu Youa. Baidu Youa is an online shopping platform through which merchants can sell their products and services at Baidu-registered stores. Customers can use a Baidu-branded online payment system, BaiduPay, to make purchases. BaiduPay was created in-house by Baidu’s research and development team.

Baidu Safety Center.  In February 2008, we launched Baidu Safety Center, which provides users with free virus scanning, system repair and online security evaluations.

Baidu Desktop Search.  Baidu Desktop Search is a free, downloadable software which enables users to search all files saved on their computer without launching a web browser.

Baidu Sobar.  Baidu Sobar is a free, downloadable software which, once installed, shows up on a browser’s tool bar and makes our search function readily available on every web page that a user browses.

Baidu Anti-Virus.  Baidu Anti-Virus is an online marketplace where we collaborate with major Chinese and international anti-virus software companies to offer our users the latest anti-virus software products and computer virus-related news.

Baidu Internet TV.  Baidu Internet TV (also known as Baidu Movies) allows users to search, watch and download free movies, television series, cartoons, variety shows and certain other programs hosted on our servers. The programs have been provided to us by content providers, which have represented to us that they have valid copyrights to those programs. Pursuant to agreements entered into in September 2008, we will transfer assets related to the operation of the Baidu Internet TV Channel to UiTV, operator of the largest Internet television platform in China. Following this transaction, Baidu Internet TV Channel will continue to be hosted on our website at movie.baidu.com but will be operated by UiTV. This transaction has not been closed as of the date of this annual report, pending completion of transfer of certain intellectual property rights.

Baidu Japanese Language Search.  In January 2008, after completing a Beta test that last nearly a year, we formally launched our Japanese search services at www.baidu.jp, run by our Japanese subsidiary, Baidu Japan. Our Japanese search services currently offer web search, image search, video search and blog search capabilities. In December 2008, we launched, in collaboration with Japanese personal handy-phone system (PHS) operator Willcom Inc., Chinese-language voice assistant search services for Chinese speakers visiting Japan.

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

In November 2008, we announced Phoenix Nest, a new online marketing system currently in beta testing phase. Phoenix Nest is designed to improve relevance in paid search and increase value for customers, thus driving monetization efficiency. Phoenix Nest will achieve these objectives through an enhanced algorithm that generates more relevant advertisements and provides customers with additional tools and information that can help them better manage their spending to achieve higher ROI.

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

Baidu TV.  We operate our advertising service, Baidu TV, in partnership with Ads it! Media Corporation, an online advertising agency and technology company. Baidu TV provides advertisers access to the websites of our Baidu Union members, allowing advertisers to choose websites on which they post their video advertisements with the aid of our advertisement targeting and matching system. The customers pay us a fee based on the number of effective views on their advertisements. An effective view is counted when a video advertisement runs at least five seconds before a viewer closes it.

Brand-Link.  We offer a brand advertising service, Brand-Link. When Internet users conduct a key word search using brand names of our customers who subscribe to our Brand-Link services, the search will generate a wide range of brand-specific content, including news reports, promotional announcements, product information and marketing campaigns. The customers pay us a fee based on the duration of the placement of the brand-specific content.

My Marketing Center.  In June 2008, we launched “My Marketing Center”, a customized platform integrating industry information, market trends and business and industry news and reports to assist existing customers in their sales and marketing efforts. The platform combines our vast resources in online information search and aggregation to help customers make better use of search marketing tools to improve customer targeting, increase sales and enhance brand impact.

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

Other Services

Prior to July 2006, our other services primarily included enterprise search software and related services to companies and government agencies in China. We developed, marketed and sold software that employed our search technology to search and manage information on our customers’ intranet and on the Internet. In July 2006, we decided to phase out the enterprise search software business as part of a strategic shift to focus on our core online marketing services. This phase-out was completed in March 2008.

We provided our search engine to selected Chinese Internet portals that offered search results to their own users without displaying our brand during the early stage of our development. We discontinued our portal search services in 2006.

Baidu Union

Our Baidu Union consists of a large number of third-party websites and software applications. Our Baidu Union members typically incorporate a Baidu search box or toolbar and match our sponsored links with the content on their properties. Their users can conduct search via the Baidu search box or toolbar and can click the sponsored links located on their properties. Our relationships with Baidu Union members allow them to provide high-quality and relevant search results to their users without the costs associated with building and maintaining advanced search capabilities in-house. Moreover, our Baidu Union members can monetize their traffic and content through revenue sharing arrangement with us, which is based on the number of click-throughs from their users. We have also launched programs through which we display the online advertising of our customers on Baidu Union websites and share the fees generated by these advertisements with the owners of these Baidu Union websites. We intend to recruit additional Baidu Union members to further increase traffic to our Baidu.com website.

Our Customers

Online Marketing.  We serve a broad range of online marketing customers consisting of SMEs throughout China, large domestic corporations and Chinese divisions or subsidiaries of large, multinational corporations. We have a diverse customer base in terms of industries and geographical locations. The industries in which our customers operate include e-commerce, information technology services, consumer products, electronic products, machinery, manufacturing, medical, entertainment, education, franchising, financial services, real estate, ticketing, tourism and other industries. Although we have customers located throughout China, we have a more active and larger customer base in coastal regions, reflecting the current general economic demographics in China.

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

Sales and Distribution

We sell our online marketing services directly and through our distribution network. We have historically acquired our P4P customers primarily through our nationwide network of distributors and, to a lesser extent, through our direct sales force. In early 2005, we started to establish direct sales offices in a number of major cities in China. Currently we have direct sales presence in Shanghai, Beijing and major cities in Guangdong Province, including Shenzhen, Guangzhou, and Dongguan.

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

We offer our tailored marketing solutions to medium and large corporate customers primarily through our direct sales force. We have local sales staff in Beijing, Shanghai and major cities in Guangdong Province, including Shenzhen, Guangzhou, and Dongguan, covering the largest regional markets for our online advertising services.

Marketing

Historically, our user base grew primarily through word-of-mouth. We focus on continuously improving the quality of our products and services as we believe satisfied users and customers are more likely to recommend our products and services to others. Through these efforts and the increased use of the Internet in China, we have built our brand with modest marketing expenditures.

Our initial public offering in 2005 has significantly enhanced our brand recognition. In addition, we have implemented a number of marketing initiatives designed to promote our brand awareness among potential users and customers. For example, we purchased advertisements shown during CCTV’s 2009 Spring Festival Gala, the most watched show on China’s largest nationwide television network. We have also conducted cross-marketing activities with a number of leading consumer brands.

In addition, with the assistance from our distributors, we conduct localized marketing activities tailored to potential customers in various regions. We also organize and sponsor seminars and discussion forums targeted at existing and potential customers.

Strategic Relationships

In 2008, we entered into several strategic relationships to further expand our user base and cooperate with more leading global companies.

In February 2008, we entered into a cooperation agreement with China Netcom (Group) Company Limited. Pursuant to this agreement, users of China Netcom’s Internet connection services will be directed to a search page featuring a Baidu search box after they input an incorrect or nonexistent Internet address. We also entered into a cooperation agreement with Omniture Inc., a leading provider of online business optimization software. Under this agreement, we will integrate our technology with Omniture to allow Omniture’s clients direct access to the Chinese online market.

In March 2008, we entered into a cooperation agreement with Qingdao Haier to jointly promote online media television services. Under this agreement, we will provide Internet services and technology support to Haier’s online television scheme, which enables Chinese television users to access Baidu’s services with a remote control.

In April 2008, we entered into a cooperation agreement with Nokia to strengthen our existing collaboration with Nokia. Under this agreement, users of certain Nokia mobile phone models will be able to access Baidu search services via Widsets, Nokia’s wireless Internet platform.

In July 2008, we entered into a cooperation agreement with Waseda University, a Japanese university specializing in science and technology. Under this agreement, Baidu and Waseda jointly established a research and development program to explore and develop Japanese language search technology.

In November 2008, we entered into a cooperation agreement with Willcom Inc., a leading Japanese mobile phone provider and operator. Under this agreement, travelers in Japan will be able to access Chinese-language voice search services through Willcom’s personal handy-phone system.

Competition

The Internet search industry in China is rapidly evolving and highly competitive. Our primary competitors include U.S.-based Internet search providers providing Chinese language Internet search services and Chinese Internet companies. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance) and quantity (index size) of search results, availability and ease of use of our products and services, the number of customers, distribution channels and the number of associated third-party websites. We also face competition from traditional advertising media. Furthermore, our new IM and C2C services face competition from leading providers of these services in China.

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

IM and C2C Service Providers.  Baidu Hi, our new IM service, competes primarily with Tencent’s QQ and MSN Messenger. Baidu Youa, our new C2C platform, faces competition primarily from C2C service providers such as Alibaba’s Taobao, Tencent’s Paipai and EachNet, a joint venture of eBay and Tom Online.

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

In December 2008, we announced Project Aladdin, an ongoing research and development effort aimed at uncovering useful parts of the “Hidden Web,” the part of the Internet that existing search engine technology may not be able to index, in order to enrich search results for our users.

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

P4P Technology

Our P4P platform serves millions of relevant, targeted sponsored links each day based on search terms users enter or content they view on the web page. Our key P4P technology includes:

P4P Auction System.  We use a web-based auction system to enable customers to bid for positions and automatically deliver relevant, targeted promotional links on Baidu’s properties and Baidu Union members’ properties. The system starts by screening the relevance between the sponsored links and a particular query. Our intelligent ranking system takes into consideration the quality factor of a keyword in addition to the price bid on the keyword. The quality factor of a keyword is determined based on the relevance of the keyword and certain other factors. The relevance of a keyword is determined based on the analysis of past search and click-through results. Links to customers’ websites are ranked according to a comprehensive ranking index, calculated based on both the quality factor of a keyword and the price bid or that keyword. We employ a dynamic mechanism for the determination of the minimum bidding price for each keyword. For determination of cost per click, or CPC, the system allows customers to set fixed CPCs or choose an automatic price reducing mechanism which automatically lowers the CPC to the minimum needed to maintain the desired position.

In November 2008, we announced the development of Phoenix Nest, a new keyword auction system. Unlike our current auction system, Phoenix Nest will be a sealed auction system, which provides customers with more keyword choices to bid on, more tools for budget management and more data for the effective measurement of ROI. We also expect the new system to improve Baidu’s monetization efficiency. We are currently testing Phoenix Nest with select customers on an invitation-only basis.

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

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We have six issued patents in China and intend to apply for more patents to protect our core technologies. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. “ ” which is our company’s name “Baidu” in Chinese, has been recognized as a well-known trademark in China by the Trademark Office under the SAIC. In addition to owning the trademark “ ” and the related logo, we have applied for registration of additional trademarks and logos, including , . We also have registered certain trademarks in Hong Kong, including “ ” and our company logo. In addition, we have registered our domain name Baidu.com with register.com, Baidu.jp with humeia.co.jp and Baidu.cn, Baidu.com.cn, hao123.com, youa.com and certain other websites with China National Network Information Center, or CNNIC.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risks to us. See “Item 3D. Key Information — Risk Factors — Risks Related to Our Business — We may face intellectual property infringement claims and other related claims that could be time-consuming and costly to defend and may result in our inability to continue providing certain of our existing services” and “— We may be subject to patent infringement claims with respect to our P4P platform.”

Regulation

The PRC government extensively regulates the telecommunications industry, including the Internet sector. The State Council, the MIIT and other relevant government authorities have promulgated an extensive regulatory scheme governing Internet-related services. This section summarizes the principal PRC laws and regulations relating to our business.

In the opinion of Haiwen & Partners, our PRC legal counsel: (1) the ownership structure of our company, Baidu Online, Baidu China, Baidu Times, Baidu Netcom, Beijing Perusal and BaiduPay complies with current PRC laws and regulations; (2) subject to the risks disclosed under “Item 3D. Key Information — Risk Factors — Risks Related to Our Corporate Structure— In order to comply with PRC laws and regulations limiting foreign ownership of Internet and online advertising businesses, we conduct our ICP and online advertising businesses through our consolidated affiliated entities in China by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be adversely affected.” and “— PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in such PRC laws and regulations or changes in interpretations thereof may materially and adversely affect our business.”, our contractual arrangements with Baidu Netcom, Beijing Perusal, BaiduPay and their shareholders are valid and binding on all parties to these arrangements and do not violate existing PRC laws or regulations; and (3) subject to the completion of the transfers of certain trademarks from Baidu Online to Baidu Netcom, Beijing Perusal and BaiduPay, the business operations of our company, Baidu Online, Baidu China, Baidu Times, Baidu Netcom, Beijing Perusal and BaiduPay comply with current PRC laws and regulations in all material respects.

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

Regulations on Value-Added Telecommunications Services and Internet Content Services

In September 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Internet content services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC. In November 2000, the MIIT promulgated the Internet Electronic Messaging Service Administrative Measures, or the BBS Measures. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. The BBS Measures require ICP operators to obtain specific approvals before providing BBS services.

In December 2001, the MIIT promulgated the Administrative Measures for Telecommunications Business Operating License, or the Telecom License Measures. In March 2009, the MIIT issued a revised Telecom License Measures, which will take effect on April 10, 2009. The Telecom License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an ICP operator providing the same services in one province is required to obtain a local license.

National security considerations are an important factor in the regulation of Internet content in China. The National People’s Congress, the PRC’s national legislature, has enacted laws with respect to maintaining the security of Internet operation and Internet content. According to these laws, as well as the Internet Measures, violators may be subject to penalties, including criminal sanctions, for Internet content that:

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

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council in December 2001 and amended in September 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in

China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value- added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the MOC (or MOC’s authorized local counterparts), which retain considerable discretion in granting approvals. According to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. We believe that it would be impracticable for us to acquire any equity interest in Baidu Netcom, Beijing Perusal or BaiduPay without diverting management attention and resources. In addition, we believe that our contractual arrangements with Baidu Netcom, Beijing Perusal, BaiduPay and their individual shareholders provide us with sufficient and effective control over Baidu Netcom, Beijing Perusal and BaiduPay. Accordingly, we currently do not plan to acquire any equity interest in Baidu Netcom, Beijing Perusal or BaiduPay.

In July 2006, the MIIT issued the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, or the July 2006 Notice. The July 2006 Notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to the July 2006 Notice, either the holder of a value-added telecommunication business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The July 2006 Notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the July 2006 Notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their valued-added telecommunication business operating licenses.

To comply with these PRC regulations, we operate our websites through Baidu Netcom and Beijing Perusal, our PRC affiliated entities. In February 2008, we assisted in establishing another consolidated affiliated entity, BaiduPay, which operate an online payment platform. Baidu Netcom is wholly owned by our chairman, chief executive officer and co-founder Robin Yanhong Li and our co-founder Eric Yong Xu, both of whom are PRC citizens. Beijing Perusal is wholly owned by two PRC citizens designated by our company. BaiduPay is wholly owned by Baidu Netcom and a PRC citizen designated by our company. Each of Baidu Netcom and Beijing Perusal holds a value-added telecommunications business operating license. It remains unclear whether the provision of online payment services by BaiduPay will require BaiduPay to apply for a value-added telecommunications business operating license for “online data processing and transaction processing businesses” as provided in the Catalog of Telecommunications Businesses promulgated by the MIIT.

To comply with the July 2006 Notice, we have transferred certain domain names primarily used in our business to Baidu Netcom and Beijing Perusal, respectively. We are also in the process of transferring certain trademarks, including pending trademark applications made by Baidu Online, to Baidu Netcom, Beijing Perusal and BaiduPay, respectively. See “Item 3D. Key Information — Risk Factors — Risks Related to Our Corporate Structure — We may be adversely affected by complexity, uncertainties and changes in PRC regulation of Internet business and companies, including limitations on our ability to own key assets such as our websites.”

Regulations on News Display

Displaying news on a website and disseminating news through the Internet are highly regulated in the PRC. In November 2000, the State Council News Office and the MIIT promulgated the Provisional Measures for Administrating Internet Websites Carrying on the News Displaying Business. These measures require an ICP operator (other than a government authorized news unit) to obtain State Council News Office approval to post news on its website or disseminate news through the Internet. Furthermore, the disseminated news must come from government-approved sources pursuant to contracts between the ICP operator and these sources, copies of which must be filed with the relevant government authorities.

On September 25, 2005, the State Council News Office and the MIIT jointly issued the Provisions on the Administration of Internet News Information Services, requiring Internet news information service organizations to provide services as approved by the State Council News Office, subject to annual inspection under the new provisions. These Provisions also provide that no Internet news information service organizations may take the form of a foreign invested enterprise, whether a joint venture or a wholly foreign owned enterprise and no cooperation between Internet news information service organizations and foreign invested enterprise is allowed prior to the security evaluation by the State Council News Office.

In December 2006, Baidu Netcom obtained the Internet news license, which permits it to publish Internet news pursuant to the relevant PRC laws and regulations. The Internet news license is subject to annual inspection by relevant government authorities.

Regulation on Internet Culture Activities

On May 10, 2003, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which was revised in July 2004. The Internet Culture Measures require ICP operators engaging in “Internet culture activities” to obtain a permit from the Ministry of Culture. The term “Internet culture activities” includes, among other things, online dissemination of Internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet cultural products. We have hosted certain audio/video programs on the Baidu Movie channel since 2006. Baidu Netcom was granted an Internet culture business permit in April 2007.

On November 20, 2006, the Ministry of Culture issued Several Suggestions of the Ministry of Culture on the Development and Administration of the Internet Music, or the Suggestions, which became effective on November 20, 2006. The Suggestions, among other things, reiterate the requirement for the Internet service provider to obtain the Internet culture business permit to carry on any business of Internet music products. In addition, foreign investors are prohibited from engaging in the Internet culture business operation.

Regulation on Broadcasting Audio/Video Programs through the Internet

On July 6, 2004, the State Administration of Radio Film and Television, or the SARFT, promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules. The A/V Broadcasting Rules apply to the opening, broadcasting, integration, transmission or download of audio/video programs via the Internet and other information networks. Anyone who wishes to engage in Internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the SARFT and operate pursuant to the scope as provided in such license. Foreign invested enterprises are not allowed to engage in the above business.

On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the Ministry of Culture, the SARFT and the General Administration of Press and Publication to adopt detailed implementation rules according to these decisions.

On December 20, 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Document 56, which came into effect as of January 31, 2008. Document 56 reiterates the requirement set forth in the A/V Broadcasting Rules that online audio/video service providers must obtain a license from the SARFT. Furthermore, Document 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Document 56 was issued. We have hosted on the Baidu Internet TV channel on our website certain audio/video programs since 2006. Baidu Netcom is in the process of applying for an audio/video program transmission license. We cannot assure you that we will obtain this license in a timely manner, or at all. See “Item 3D. Key Information — Risk Factors — Risks Related to Our Corporate Structure — We may be adversely affected by complexity, uncertainties and changes in PRC regulation of Internet business and companies, including limitations on our ability to own key assets such as our websites.”

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the SAIC, although there are no national PRC laws or regulations specifically regulating online advertising business. Under the Rules for Administration of Foreign Invested Advertising Enterprise, promulgated by the SAIC and the MOC in March 2004 and amended in October 2008, foreign investors are permitted to own equity interests in PRC advertising companies. However, foreign investors in wholly foreign-owned and joint venture Chinese advertising companies are required to have at least three years and two years, respectively, of direct operations in the advertising industry outside of China. Since we have not been involved in advertising outside of China for the required number of years, we cannot hold direct equity interests in PRC companies engaged in advertising business. We conduct our online advertising business through our consolidated affiliated entities in China, Baidu Netcom and Beijing Perusal.

On November 30, 2004, the SAIC issued the Administrative Regulations for Advertising Operation Licenses, taking effect as of January 1, 2005, granting a general exemption to enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and other entities specified in laws or administrative regulations) from the previous requirement to obtain an advertising operation license in addition to a business license. We conduct our online advertising business through Baidu Netcom and Beijing Perusal, each of which holds a business license that includes online advertising in its business scope.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been performed and that relevant approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

Regulation on Software Products

On October 27, 2000, the MIIT issued the Administrative Measures on Software Products, or the Software Measures, to strengthen the regulation of software products and to encourage the development of the PRC software industry. On March 1, 2009, the MIIT issued an amended Software Measures, which will become effective on April 10, 2009. The Software Measures provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the competent local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

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

Patent.  The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008. The purpose of the Patent Law is to protect and encourage invention, foster applications of invention and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

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

To address copyright issues relating to the Internet, the PRC Supreme People’s Court on November 22, 2000 adopted the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright, or the Interpretations, which were subsequently amended on December 23, 2003 and November 20, 2006. The Interpretations establish joint liability for ICP operators if they knowingly participate in, assist in or incite infringing activities or fail to remove infringing content from their websites after receiving notice from the rights holder. In addition, any act intended to bypass circumvention technologies designed to protect copyrights constitutes copyright infringement. Upon request, the ICP operators must provide the rights holder with registration information of the alleged violator, provided that such rights holder has produced relevant identification, copyright certificate and evidence of infringement. An ICP operator is exempted from any liabilities as long as it removes the alleged infringing content after receiving the rights holder’s notice accompanied with proper evidence.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the PRC National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. This measure became effective on May 30, 2005.

This measure applies to situations where an ICP operator (i) allows another person to post or store any works, recordings, audio or video programs on the websites operated by such ICP operator or (ii) provides links to, or search results for, the works, recordings, audio or video programs posted or transmitted by such person, without editing, revising or selecting the content of such material. Upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement harming public interest, the ICP operator could be subject to administrative penalties, including: cessation of infringement activities; confiscation by the authorities of all income derived from the infringement activities; and payment of a fine of up to three times the unlawful income or, in cases where the amount of unlawful income cannot be determined, a fine of up to RMB100,000. An ICP operator is also required to retain all infringement notices for a minimum of six months and to record the content, display time and IP addresses or the domain names related to the infringement for a minimum of 60 days. Failure to comply with this requirement could result in an administrative warning and a fine of up to RMB30,000.

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

Trademark.  The PRC Trademark Law, adopted in 1982 and revised respectively in 1993 and 2001, protects registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. “ ” is recognized as a well-known trademark in China by the Trademark Office under the SAIC. In addition to owning the trademark “ ” and the related logo, we have applied for registration of additional trademarks and logos, including , .

In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, CNNIC issued the Measures on Domain Name Disputes Resolution and its implementing rules, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered Baidu.cn, Baidu.com.cn, hao123.com and certain other domain names with CNNIC.

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

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and 2008 and various regulations issued by SAFE and other relevant PRC government authorities, RMB is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved or permitted, PRC companies must repatriate foreign currency payments received from abroad. The foreign exchange received by PRC companies, including foreign invested enterprises, may be retained in their foreign exchange accounts without being exchanged into RMB to the extent permitted by relevant laws and regulations.

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

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular No. 75, issued on October 21, 2005, and its implementation rules issued in May 2007, (i) a PRC resident, including a PRC resident natural person or a PRC company, is required to register with the local branch of SAFE before it establishes or controls an overseas SPV, or SPV, for the purpose of overseas equity financing (including convertible debt financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident shall register his or her interest in the SPV and the change thereof with the local branch of SAFE; and (iii) when the SPV undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident must, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. PRC residents who are shareholders of SPVs that were established and which have completed their inbound investment before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

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

Regulations on Labor

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. Compared to the Labor Law, the Labor Contract Law establishes more restrictions and increases costs for employers, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts. The employer has to compensate the employee upon the expiration of a fixed-term labor contract, unless the employee refuses to renew such contract on terms the same as or better than those contained in the expired contract. The employer also has to indemnify an employee if the employer terminates a labor contract without a cause permitted by law. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day.

Regulations on Taxation

For a discussion of applicable PRC tax regulations, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Taxation.”

Regulations in Japan

Although current Japanese law and regulations contain no provisions expressly directed toward legal control of Internet search services such as those operated by our Japanese subsidiary in Japan, certain existing Japanese law and regulations may nonetheless affect such services. The application to our Japanese subsidiary of existing Japanese law and regulations relating to issues such as intellectual property ownership and infringement, obscenity and other content regulation, user privacy and data protection, defamation, consumer protection and quality of services in many instances is unclear or unsettled. In all such cases, there is a possibility that providing, editing and processing by an Internet search service of links to web pages which contain material in violation of applicable Japanese law could result in civil or criminal legal liability on the part of such Internet search service. In addition to the foregoing, there is political and social support within Japan for the adoption of legislation expressly directed to the legal control of harmful information on the Internet. With this support, a law which aims to protect juveniles from harmful information on the Internet is being introduced, and it is difficult to predict how much impact such a law will have on the operation of our Internet search services in Japan.

C.  Organizational Structure

The following is a list of our subsidiaries and consolidated affiliated entities established since our inception:

	Time of	Place of
Name	Formation	Formation	Relationship

Baidu Online Network Technology (Beijing) Co. Ltd.	January 2000	China	Wholly-owned subsidiary
Baidu Holdings Limited	February 2000	British Virgin Islands	Wholly-owned subsidiary
Baidu Netcom Science Technology Co., Ltd.	June 2001	China	Consolidated affiliated entity
Baidu (China) Co., Ltd.	June 2005	China	Wholly-owned subsidiary
Baidu.com Times Technology (Beijing) Co., Ltd.	April 2006	China	Wholly-owned subsidiary
Beijing Perusal Technology Co., Ltd.	June 2006	China	Consolidated affiliated entity
Baidu, Inc.	December 2006	Japan	Wholly-owned subsidiary
Baidu (Hong Kong) Limited	November 2007	Hong Kong	Wholly-owned subsidiary
Beijing BaiduPay Science and Technology Co., Ltd.	February 2008	China	Consolidated affiliated entity
Baido, Inc.	April 2008	Japan	Wholly-owned subsidiary
Hyakudo, Inc.	April 2008	Japan	Wholly-owned subsidiary
Baidu Interaction (Shenzhen) Network Technology Co., Ltd.	February 2009	China	Wholly-owned subsidiary

PRC laws and regulations restrict foreign ownership of ICP and advertising businesses. To comply with PRC laws, Baidu Netcom was formed by Robin Yanhong Li and Eric Yong Xu on June 5, 2001. Baidu Netcom holds the licenses and permits necessary to operate our websites and provide our online advertising services in China. Our relationships with Baidu Netcom and its shareholders are governed by a series of contractual arrangements. We are the primary beneficiary of Baidu Netcom and are able to substantially control Baidu Netcom through these contractual arrangements.

In June 2006, we assisted in establishing Beijing Perusal, which is directly owned by two individuals designated by us. We extended an interest-free loan in an aggregate amount of RMB1.0 million to the shareholders of Beijing Perusal solely in connection with the initial capitalization of Beijing Perusal. We entered into a series of agreements with Beijing Perusal and its shareholders in order to be the primary beneficiary of, and substantially control, Beijing Perusal. Beijing Perusal became our consolidated affiliated entity as a result of these contractual arrangements. Beijing Perusal holds the necessary permits to conduct online advertising services in China.

In February 2008, we assisted in establishing BaiduPay, which is directly owned by Baidu Netcom and an individual designated by our company. We extended an interest-free loan in an aggregate amount of RMB9.0 million to the individual shareholder solely in connection with the initial capitalization of BaiduPay. We entered into a series of agreements with BaiduPay and the individual shareholder in order to be the primary beneficiary of, and substantially control, BaiduPay. BaiduPay became our consolidated affiliated entity as a result of these contractual arrangements. BaiduPay operates an online payment platform.

D.  Property, Plant and Equipment

Our principal executive offices are located on premises comprising approximately 29,600 square meters in Beijing, China. We have branch offices in Shanghai and selected cities in Guangdong Province. We lease our premises from unrelated third parties. Our servers in China are hosted at the Internet data centers of China Telecom, China Unicom and China Mobile in Beijing, Tianjin and Shenzhen. In March 2007, we established servers at an Internet data center of Asia Network Company in Tokyo, Japan.

In late 2005, we made an initial payment for the land use right in Beijing to build our new corporate headquarters with total floor area of approximately 44,000 square meters. The floor area was increased to 59,000 square meters in 2006. We are building a new information and technology center on the premises and plan to move our principal executive offices, information and technology center, online marketing services center and administrative and support facilities to the new premises. We have obtained the necessary governmental approvals for the proposed development and use of the land, and our new office building is currently under construction.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3D. Key Information — Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.  Operating Results

Overview

Our operations are primarily based in China, where we derive substantially all of our revenues. Total revenues in 2008 were RMB3.2 billion (US$468.8 million), an 83.3% increase over 2007. Operating profit in 2008 was RMB1.1 billion (US$160.8 million), a 100.4% increase over 2007. Net income in 2008 was RMB1.0 billion (US$153.6 million), a 66.6% increase over 2007.

Our total assets as of December 31, 2008 were RMB3.9 billion (US$577.2 million), of which cash and cash equivalent amounted to RMB2.4 billion (US$346.2 million). Our total liabilities were RMB849.3 million (US$124.5 million), accounting for 21.6% of total liabilities and shareholders’ equity. As of December 31, 2008, our retained earnings accumulated to RMB2.0 billion (US$290.2 million).

The major factors affecting our results of operations and financial condition are discussed below.

Revenues

Revenue Generation

We derive revenues primarily from online marketing services, which accounted for 98.9%, 99.8% and 99.9% of our total revenues in 2006, 2007 and 2008, respectively.

We provide online marketing services to our P4P customers and tailored solutions customers. We generated approximately 99.9% of our total revenues in 2008 from online marketing services, a substantial majority of which was derived from our P4P services.

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

The most significant factors that directly or indirectly affect our online marketing revenues are:

•	the number of our users and online marketing customers;

•	the number of searches initiated on our websites and our Baidu Union members’ properties;

•	the rate at which users click on paid search results;

•	the competitiveness of bidding for keywords by P4P customers;

•	the total online marketing budgets of our customers; and

•	the total number of sponsored links and advertisements displayed on our websites and the bidding price for click-through.

Our P4P services revenues have primarily been driven by the increase in the number of page views, the increase in the number of P4P customers, and by our success in optimizing the display of sponsored links. We believe that an increase in the number of active P4P customers generally leads to an increase in the number of sponsored links and a higher average price per click-through for selected keywords. Our P4P customer growth has primarily been driven by the adoption of our P4P services by SMEs and, to a lesser extent, large enterprises. Our online advertising services have historically been driven by the general increase in our customers’ online marketing budgets. Most of our tailored solutions customers are medium and large enterprises. We expect the number of our online marketing customers to grow and, as a result, our customer mix may change. However, we expect our online marketing customer base to remain diverse for the foreseeable future. The current economic slowdown in China may cause our customers to decrease or delay their online marketing spending, hamper our efforts to grow our customer base, or result in fewer clicks by our users on sponsored links or advertisements displayed on our or Baidu Union members’ websites. Any of these consequences could negatively affect our online marketing revenues.

In November 2008, we removed paid search listings of certain customers, particularly medical and pharmaceutical customers without documentations on file with us, in response to CCTV reports that we had been including websites of medical companies that did not hold proper licenses in our paid search listings for some popular medical terms. A large portion of those customers have since resumed using our services after providing their relevant documentations to us. However, the removal of certain questionable sponsored links in November 2008 may result in a loss of revenues in future periods.

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

Prior to July 2006, we had provided enterprise search software and related services. We decided to phase out our enterprise search software business in July 2006. This phase-out was completed in 2008.

Revenue Collection

We collect payments for our P4P services both from our customers directly and through our distributors. We have expanded our direct sales effort in several major cities in China, including Beijing, Shanghai, Guangzhou and Shenzhen and, as a result, an increasing portion of P4P payments is collected through our direct sales. We require our P4P distributors or direct customers to pay a deposit before using our P4P services, to maintain a minimum balance in their accounts, and to replenish the accounts immediately or in some cases, within certain grace periods after their account balance falls below the designated amount. We deduct the amount due to us from the deposit paid by a distributor or a customer when a user clicks on the customer’s link in the search results.

We offer payment terms to our tailored solutions and online-marketing services customers and longer payment terms to certain qualified agents, consistent with industry practice.

As of December 31, 2008, we had accounts receivable of RMB92.8 million (US$13.6 million), net of allowance of RMB8.6 million (US$1.3 million), mainly due from tailored solutions customers.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, selling, general and administrative expenses, and research and development expenses. Share-based compensation expenses are allocated among the above three categories of operating costs and expenses, based on the nature of the work of the employees who have received share-based compensation. Costs and expenses related to our Japan operations, which started in December 2006, are included in our cost of revenues, selling, general and administrative expenses and research and development expenses. Our total operating costs and expenses increased significantly from 2006 to 2008 due to the growth of our business. However, if we excluded the costs and expenses related to our Japan operations, our total operating costs and expenses have declined as a percentage of our total revenues from 2006 to 2008 mainly due to economies of scale and the revenue growth we have achieved.

Cost of Revenues

The following table sets forth the components of our cost of revenues both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)

Total revenues	837,838	100.0	1,744,425	100.0	3,198,252	468,780	100

Cost of revenues:
Business tax and surcharges	(51,833)	6.2	(108,783)	6.2	(200,085)	(29,327)	6.2
Traffic acquisition costs	(75,180)	9.0	(204,693)	11.7	(418,474)	(61,337)	13.1
Bandwidth costs	(40,005)	4.8	(117,554)	6.8	(178,651)	(26,186)	5.6
Depreciation of servers and other equipment	(51,574)	6.1	(147,115)	8.4	(225,799)	(33,096)	7.1
Operational expenses	(25,481)	3.0	(65,544)	3.8	(127,906)	(18,748)	4.0
Share-based compensation expenses	(1,416)	0.2	(1,717)	0.1	(4,542)	(666)	0.1

Total cost of revenues	(245,489)	29.3	(645,406)	37.0	(1,155,457)	(169,360)	36.1

Traffic Acquisition Costs.  Traffic acquisition costs represent the portion of our online marketing revenues that we share with our Baidu Union members. We typically pay a Baidu Union member, based on a pre-agreed arrangement, a portion of the online marketing revenues generated from valid click-throughs by users of that member’s properties.

Bandwidth Costs.  Bandwidth costs are the fees we pay to telecommunications carriers such as China Telecom and China Unicom for telecommunications services and for hosting our servers at their Internet data centers. We expect our bandwidth costs, as variable costs, to increase with the traffic on our websites. Our bandwidth costs could also increase if the telecommunications carriers increase their service charges.

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

	For the Year Ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)

Total revenues	837,838	100.0	1,744,425	100.0	3,198,252	468,780	100

Cost of revenues	(245,489)	29.3	(645,406)	37.0	(1,155,457)	(169,360)	36.1
Selling, general and administrative	(250,240)	29.9	(411,163)	23.6	(659,804)	(96,710)	20.6
Selling and marketing	(149,856)	17.9	(275,283)	15.8	(452,245)	(66,288)	14.1
General and administrative	(100,384)	12.0	(135,880)	7.8	(207,559)	(30,422)	6.5
Research and development	(79,231)	9.4	(140,702)	8.1	(286,256)	(41,958)	9.0

Total costs and operating expenses	(574,960)	68.6	(1,197,271)	68.7	(2,101,517)	(308,028)	65.7

Selling, General and Administrative Expenses

Our selling and marketing expenses primarily consist of salaries and benefits and commissions for our sales and marketing personnel and promotional and marketing expenses. We expect to incur higher selling and marketing expenses as we intensify our brand-promotion efforts. To the extent that our direct sales force sells a greater proportion of our online marketing services, we expect that our selling expense will increase as a result of increased sales commissions.

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

Share-based Compensation Expenses

We grant options to our employees as a type of share-based compensation award. As of December 31, 2008, there was RMB43.5 million (US$6.4 million) unrecognized share-based compensation cost related to options. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.04 years. To the extent the actual forfeiture rate is different from our original estimate, actual share-based compensation cost related to these awards may be different from our expectation.

In addition to options, we started awarding restricted shares to employees in 2006. As of December 31, 2008, there was RMB57.6 million (US$8.4 million) unrecognized share-based compensation cost related to restricted shares. That deferred cost is expected to be recognized over a weighted-average vesting period of 1.32 years. To the extent the actual forfeiture rate is different from our original estimate, actual share-based compensation cost related to these awards may be different from our expectation.

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

	For the Year Ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)

Allocation of Share-based Compensation Expenses
Cost of revenues	1,416	2.9	1,717	4.3	4,542	666	5.4
Selling, general and administrative	32,970	68.3	17,371	43.6	41,651	6,105	49.6
Research and development	13,894	28.8	20,760	52.1	37,784	5,538	45.0

Total share-based compensation expenses	48,280	100.0	39,848	100.0	83,977	12,309	100.0

Taxation

Under the current laws of the Cayman Islands and the British Virgin Islands, we and Baidu Holdings are not subject to income or capital gains tax. Under the current laws of Hong Kong, Baidu Hong Kong is exempted from income tax on its foreign-derived income. Additionally, dividend payments made by any of these companies are not subject to withholding tax in those jurisdictions.

PRC Enterprise Income Tax

Pursuant to the applicable PRC tax laws and regulations effective before January 1, 2008, foreign-invested enterprises established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3%, respectively. An enterprise qualified as a “high and new technology enterprise” and located in a “national high-tech development zone” was entitled to a preferential EIT rate of 15%. In addition, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Technology Industry Development Zone was entitled to a preferential EIT rate of 15% and would enjoy an exemption from the EIT for the first three years of its establishment and, upon approval, a 50% reduction of the EIT for the succeeding three years.

In 2006, Baidu Online obtained an “advanced technology enterprise” certificate from the Beijing Municipal Bureau of Commerce, which qualified Baidu Online for a 10% EIT rate from 2006 to 2007, followed by a 15% tax rate so long as it continued to qualify as a high and new technology enterprise. Baidu Times, which was a certified foreign-invested high and new technology enterprise located in Beijing Zhongguancun Science Park (part of the Beijing New Technology Industry Development Zone), was entitled to a three-year exemption from EIT from 2006 to 2008 and a 7.5% EIT rate for another three years from 2009 to 2011, followed by a 15% tax rate so long as it continued to qualify as a high and new technology enterprise. Baidu China was granted “software enterprise” status by the Shanghai Municipal Information Commission in 2006 and thus was entitled to a full exemption from EIT from 2006 to 2007 and a 50% tax reduction from 2008 to 2010.

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

According to the EIT Law, as further clarified by the Implementation Rules and the Transition Preferential Policy Circular, FIEs and domestic enterprises are subject to EIT at a uniform rate of 25%. The EIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax rate according to then effective tax laws and regulations will gradually transition to the uniform 25% EIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described therein.

Under the Notice on Several Preferential Policies in Respect of Enterprise Income Tax promulgated jointly by the Ministry of Finance and the State Administration of Taxation on February 22, 2008, or the Caishui No. 1 Notice, other than the preferential EIT treatments specified under the EIT Law, the Implementation Rules and certain other tax regulations, all preferential EIT treatments granted prior to January 1, 2008 are eliminated. Accordingly, the preferential tax treatments granted to Baidu Online as an “advanced technology enterprise” and to Baidu China as a “software enterprise” were eliminated as of January 1, 2008. However, we have been informed by the Shanghai Pudong State Tax Bureau that Baidu China may continue to enjoy a 50% reduced EIT rate, or a rate of 12.5%, from 2008 to 2010 as a “software enterprise.”

On April 14, 2008, the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Measures on the Recognition of High and New Technology Enterprises, or the Recognition Rules, effective on January 1, 2008. According to the Recognition Rules, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine whether an enterprise is qualified as a high and new technology enterprise under the EIT Law. In making such determination, these government agencies shall consider, among other factors, ownership of core technology, whether the products or services fall within the scope of high and new technology strongly supported by the state as specified in the Recognition Rules, the ratios of technical personnel and research and development (R&D) personnel to total personnel, the ratio of R&D expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance.

In December 2008, our PRC subsidiaries Baidu Online and Baidu Times were designated by relevant government authorities as “high and new technology enterprise” under the EIT Law. In February 2009, Baidu Online and Baidu Times received the high and new technology enterprise certificates jointly issued by the Beijing Municipal Science and Technology Commission, the Beijing Finance Bureau, and the Beijing State and Local Tax Bureaus. Therefore, Baidu Online and Baidu Times are entitled to enjoy a preferential tax rate of 15% as long as they maintain their qualification as “high and new technology enterprises” under the EIT Law. In addition, Baidu Times will continue to benefit from the remaining tax holidays granted to it under the applicable PRC tax laws and regulations effective before January 1, 2008.

If Baidu Online or Baidu Times fails to maintain the “high and new technology enterprise” qualification under the EIT Law, or if favorable tax treatment granted to Baidu China by local tax authorities for 2008 to 2010 becomes unavailable, their tax rates will be increased, which could have a material adverse effect on our results of operations.

Under the EIT Law and the Implementation Rules, dividends, interests, rent or royalties payable by an FIE, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from the disposition of assets (after deducting the net value of such assets) by such foreign enterprise investor, shall be subject to a 10% withholding tax unless such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding. The Caishui No. 1 Notice issued on February 22, 2008 further clarifies that undistributed profits earned by FIEs prior to January 1, 2008 will be exempted from any withholding tax. The British Virgin Islands, where our wholly-owned subsidiary Baidu Holdings, which is the sole shareholder of our PRC subsidiary Baidu Online, is incorporated, does not have such a tax treaty with China. Baidu Hong Kong, our wholly-owned subsidiary and the sole shareholder of our PRC subsidiaries Baidu China and Baidu Times, was incorporated in Hong Kong, which has a tax treaty with China that provides for a lower withholding tax rate of 5%.

Our PRC subsidiaries historically have not paid dividends to us. If they declare and distribute dividends to us in the future, such dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

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

The EIT Law and the Implementation Rules have made an effort to scrutinize transactions between related parties. Pursuant to the EIT Law and the Implementation Rules, the tax authorities may impose mandatory adjustment on tax due to the extent a related party transaction is not in line with arm’s-length principle or was entered into with a purpose to reduce, exempt or delay the payment of tax. On January 8, 2009, the State Administration of Taxation issued the Implementation Measures for Special Tax Adjustments (Trial). The measures set forth tax-filing disclosure and documentation requirements, clarify the definition of “related party”, guide the selection and application of transfer pricing methods, and outline the due process procedures for transfer pricing investigation and assessment.

If Baidu Online, Baidu Times or Baidu China no longer qualifies for the preferential tax treatment, we will consider available options under applicable law that would enable us to qualify for further preferential tax treatment. To the extent we are unable to offset the impact of the expiration of Baidu Online’s, Baidu Times’ or Baidu China’s preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, the expiration of their preferential tax treatment may cause our effective tax rate to increase. The amount of income tax payable by our PRC subsidiaries in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the subsidiaries. Our effective tax rate depends partially on the extent of the relative contribution of each of our subsidiaries to our consolidated taxable income. In 2007 and 2008, our consolidated effective tax rate was -2.1% and 9.97%, respectively.

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

PRC Business Tax

Revenues from our P4P services are subject to a 5% PRC business tax. Revenues from our online advertising services are subject to business taxes, surcharges and cultural business construction fees totaling approximately 8.5% of the online advertising revenues. Revenues from our other services are also subject to a 5% business tax.

PRC Value-added Tax

Other than providing online marketing services, Baidu Online sold proprietary software before July 2006, which was subject to PRC value-added tax, or VAT. In July 2006, we decided to phase out the enterprise search software business. Since the phase-out of this business has been completed, Baidu Online is no longer subject to the VAT relating to software sales.

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

	For the Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB	US$
	(In thousands)

Consolidated Statements of Income Data
Revenues:
Online marketing services	828,484	1,741,021	3,194,461	468,224
Other services	9,354	3,404	3,791	556
Total revenues	837,838	1,744,425	3,198,252	468,780
Operating costs and expenses(1):
Cost of revenues	(245,489)	(645,406)	(1,155,457)	(169,360)
Selling, general and administrative	(250,240)	(411,163)	(659,804)	(96,710)
Research and development	(79,231)	(140,702)	(286,256)	(41,958)

Total operating costs and expenses	(574,960)	(1,197,271)	(2,101,517)	(308,028)

Operating profit	262,878	547,154	1,096,735	160,752
Interest income	42,443	49,009	47,677	6,988
Other income, net, including exchange gains or losses	4,098	20,053	19,767	2,898
Taxation	(12,256)	12,752	(116,071)	(17,013)
Cumulative effect of change in accounting principle	4,603	—	—	—

Net income	301,766	628,968	1,048,108	153,625

(1)	Share-based compensation expenses are allocated as follows:

Cost of revenues	(1,416)	(1,717)	(4,542)	(666)
Selling, general and administrative	(32,970)	(17,371)	(41,651)	(6,105)
Research and development	(13,894)	(20,760)	(37,784)	(5,538)

	(48,280)	(39,848)	(83,977)	(12,309)

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues.  Our total revenues increased by 83.3% from RMB1.7 billion in 2007 to RMB3.2 billion (US$468.8 million) in 2008. This increase was primarily due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 83.5% from RMB1.7 billion in 2007 to RMB3.2 billion (US$468.2 million) in 2008. This increase was mainly attributable to the increase in the number of our online marketing customers from approximately 214,000 in 2007 to over 284,000 in 2008, and the increase in the average revenue per customer from approximately RMB8,100 in 2007 to approximately RMB11,200 (US$1,642) in 2008. The increase in our online marketing customers was mainly due to our effective distribution network and our expanded direct sales, especially in Beijing, Shanghai, Guangzhou and Shenzhen. The increase in the average revenue per customer was primarily attributable to the increase in the number of paid clicks, and the higher price per click as more customers participated in our P4P auction platform. The number of paid clicks increased by approximately 48% from 2007 to 2008.

Operating Costs and Expenses.  Our total operating costs and expenses increased by 75.5% from RMB1.2 billion in 2007 to RMB2.1 billion (US$308 million) in 2008. This increase was primarily due to the expansion of our business.

•	Cost of Revenues. Our cost of revenues increased by 79.0% from RMB645.4 million in 2007 to RMB1.2 billion (US$169.4 million) in 2008. This increase was primarily due to the following factors:

•	Traffic Acquisition Costs. Our traffic acquisition costs increased by 104.4% from RMB204.7 million in 2007 to RMB418.5 million (US$61.3 million) in 2008. This was primarily due to the growth of revenue contribution from our Baidu Union members.

•	Bandwidth Costs and Depreciation Expenses. Our bandwidth costs increased by 52.0% from RMB117.6 million in 2007 to RMB178.7 million (US$26.2 million) in 2008. Our depreciation expenses of servers and other computer hardware increased by 53.5% from RMB147.1 million in 2007 to RMB225.8 million (US$33.1 million) in 2008. The absolute increases in these costs were due to the expansion of our business. However, these costs in 2008 accounted for a lower percentage of total revenues than in 2007. The decreases in bandwidth costs and depreciation expenses as percentages of total revenues reflect our improved efficiency as well as increased scalability of capital expenditures.

•	Business Tax and Surcharges. Our business tax and surcharges increased by 83.9% from RMB108.8 million in 2007 to RMB200.1 million (US$29.3 million) in 2008, primarily as a result of increase in our online marketing revenues.

•	Operational Expenses. Our operational expenses increased by 95.1% from RMB65.5 million in 2007 to RMB127.9 million (US$18.7 million) in 2008, primarily due to the increase in the number and compensation levels of our operating and technical support employees to meet the needs of our growing operations.

•	Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 60.5% from RMB411.2 million in 2007 to RMB659.8 million (US$96.7 million) in 2008. This increase was primarily due to the following factors:

•	total salaries and benefits and staff-related expenses increased by 61.8% from RMB218.7 million in 2007 to RMB353.8 million (US$51.9 million) in 2008, primarily due to the increased direct sales and administrative headcount to support our expanded online marketing services;

•	share-based compensation expenses allocated to selling, general and administrative expenses increased by 139.8% from RMB17.4 million in 2007 to RMB41.7 million (US$6.1 million) in 2008 primarily due to share-based awards granted to the new senior management personnel hired in 2008;

•	total office operating expenses increased by 37.6% from RMB56.1 million in 2007 to RMB77.2 million (US$11.3 million) in 2008, as a result of increase and expansion of our direct sales offices;

•	total traveling, communication and entertainment expenses increased by 46.6% from RMB16.3 million in 2007 to RMB23.9 million (US$3.5 million) in 2008, primarily due to the increased administrative and direct sales headcount and activities to support our expanded online marketing services; and

•	Research and Development Expenses. Our research and development expenses increased by 103.4% from RMB140.7 million in 2007 to RMB286.3 million (US$42.0 million) in 2008, primarily due to an increase in the number and compensation levels of research and development staff.

Operating Profit.  As a result of the foregoing, we generated an operating profit of RMB1.1 billion (US$160.8 million) in 2008, a 100.4% increase from 2007.

Taxation.  Our income tax expenses were RMB116.1 million (US$17.0 million) in 2008, compared to an income tax benefit of RMB12.8 million in 2007. The income tax expenses in 2008 were primarily due to one of our PRC subsidiaries being subject to an EIT rate of 12.5% in 2008, after the expiration of its full exemption from the

EIT. Our income tax benefit in 2007 was primarily due to receipt of an incentive tax refund of RMB21.2 million arising from capital reinvestment in one of our PRC subsidiaries.

Other income, net, including exchange gains or losses.  Our other income, net, including exchange gains or losses was RMB19.8 million (US$2.9 million) in 2008, compared to RMB20.1 million in 2007.

Net Income.  As a result of the foregoing, we had net income of RMB1.0 billion (US$153.6 million) in 2008, a 66.6% increase from RMB629.0 million in 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues.  Our total revenues increased by 108.2% from RMB837.8 million in 2006 to RMB1.7 billion in 2007. This increase was primarily due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 110.1% from RMB828.5 million in 2006 to RMB1.7 billion in 2007. This increase was mainly attributable to the increase in the number of our online marketing customers from approximately 143,000 in 2006 to over 214,000 in 2007, and the increase in the average revenue per customer from approximately RMB5,800 in 2006 to approximately RMB8,100 in 2007. The increase in our online marketing customers was mainly due to our effective distribution network and our expanded direct sales, especially in Beijing, Shanghai, Guangzhou and Shenzhen. The increase in the average revenue per customer was primarily attributable to the increase in the number of paid clicks, and the higher price per click as more customers participated in our P4P auction platform. The number of paid clicks increased by 77.6% from 2006 to 2007.

Operating Costs and Expenses.  Our total operating costs and expenses increased by 108.2% from RMB575.0 million in 2006 to RMB 1.2 billion in 2007. This increase was primarily due to increases in our cost of revenues, and, to a lesser extent, an increase in our selling, general and administrative expenses as well as research and development expenses.

•	Cost of Revenues. Our cost of revenues increased by 162.9% from RMB245.5 million in 2006 to RMB645.4 million in 2007. This increase was primarily due to the following factors:

•	Business Tax and Surcharges. Our business tax and surcharges increased by 109.9% from RMB51.8 million in 2006 to RMB108.8 million in 2007, primarily as a result of increase in our online marketing revenues.

•	Traffic Acquisition Costs. Our traffic acquisition costs increased by 172.3% from RMB75.2 million in 2006 to RMB204.7 million in 2007. This was primarily due to the growth of revenue contribution from our Baidu Union members.

•	Bandwidth Costs. Our bandwidth costs increased by 193.8% from RMB40.0 million in 2006 to RMB117.6 million in 2007, as a result of increased bandwidth to support increased traffic in our existing market in China and the new Japan market.

•	Depreciation Expenses of Servers and Other Equipment. Our depreciation expenses of servers and other computer hardware increased by 185.3% from RMB51.6 million in 2006 to RMB147.1 million in 2007, as we acquired more servers, network equipment and computer hardware to meet increased user traffic and accommodate growing online marketing services.

•	Operational Expenses. Our operational expenses increased by 157.2% from RMB25.5 million in 2006 to RMB65.5 million in 2007, primarily due to the increase in the number and compensation levels of our operating and technical support employees to meet the needs of our growing operations.

•	Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 64.3% from RMB250.2 million in 2006 to RMB411.2 million in 2007. This increase was primarily due to the following factors:

•	total salaries and benefits and staff-related expense increased by 96.0% from RMB111.6 million in 2006 to RMB218.7 million in 2007, primarily due to the increased direct sales and administrative headcount to support our expanded online marketing services;

•	total office operating expenses increased by 69.2% from RMB33.2 million in 2006 to RMB56.1 million in 2007, as a result of increase and expansion of our direct sales offices; and

•	total traveling, communication and entertainment expenses increased by 58.1% from RMB10.3 million in 2006 to RMB16.3 million in 2007, primarily due to the increased administrative and direct sales headcount to support our expanded online marketing services.

The above increases were offset by a 47.3% decrease in share-based compensation expenses for staff performing selling, general and administrative functions from RMB33.0 million in 2006 to RMB17.4 million in 2007, primarily due to a decrease in the amount of share-based awards granted.

•	Research and Development Expenses. Our research and development expenses increased by 77.6% from RMB79.2 million in 2006 to RMB140.7 million in 2007, primarily as a result of the increased headcount and increased compensation levels.

Operating Profit.  As a result of the foregoing, we generated an operating profit of RMB547.2 million in 2007, a 108.1% increase from 2006.

Taxation.  Our income tax benefit was RMB12.8 million in 2007, which was primarily due to our receipt of an incentive tax refund of RMB21.2 million arising from capital reinvestment in one of our PRC subsidiaries in the fourth quarter of 2007.

Other income, net, including exchange gains or losses.  The increase in 2007 was due primarily to our receipt of RMB14.6 million in government subsidies in 2007.

Cumulative effect of change in accounting principle.  The cumulative benefit of RMB4.6 million in 2006 was due to the adoption of SFAS 123R, which reflects the net cumulative impact of estimating future forfeitures for the options granted in the third and fourth quarters of 2005. There was no cumulative effect in adopting FIN 48.

Net Income.  As a result of the foregoing, we had net income of RMB629.0 million in 2007, a 108.4% increase compared to net income of RMB301.8 million in 2006.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.6%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by potentially higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The average exchange rate between U.S. dollar and RMB has declined from RMB8.2264 per U.S. dollar in July 2005 to RMB6.8539 per U.S. dollar in December 2008. The functional currency of our subsidiaries in Japan is the Japanese yen, and their reporting currency is RMB. During 2008, the Japanese yen appreciated by approximately 15% against RMB. As of December 31, 2008, we recorded RMB27.6 million (US$4.0 million) of net foreign currency translation loss in accumulated other comprehensive loss as a component of shareholders’ equity. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3D. Key Information — Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk.”

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

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

(3)  Time-based Online Advertising Services

For time-based online advertising services such as text links, banners or other forms of graphical advertisements, we recognize revenue, in accordance with SAB 104, on a pro-rata basis over the contractual term commencing on the date the customer’s advertisement is displayed in a specified webpage. For certain time-based contractual agreements, we may also provide certain performance guarantees, in which cases revenue is recognized at the later of the completion of the time commitment or performance guarantee.

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

(5)  Barter Transactions

We may engage in barter transactions from time to time and in such situations follow the provisions of Accounting Principles Board No. 29, Accounting for Nonmonetary Transactions. While nonmonetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, we recognize the transaction based on the carrying value of the product or services we provide. The amount of revenues recognized for barter transactions was insignificant for each of the periods presented.

In addition, we recognized revenues for barter transactions involving advertising in accordance with Emerging Issues Task Force, or EITF 99-17, Accounting for Advertising Barter Transactions. However, neither the amount recognized nor the volume of such transactions not qualified for income recognition was material for any of the periods presented.

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

Cash received in advance from customers is recorded as customer deposits. The unused cash balances remaining in customers’ accounts are included as a liability of our company. Deferred revenue is recorded when the services are provided before the applicable revenue recognition criteria set forth in SAB 104 are fulfilled.

Share-based Compensation Expenses

We account for share-based compensation in accordance with SFAS No. 123R, Share-Based Payment, or SFAS 123R. Under the provisions of SFAS 123R, share-based compensation cost is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (BSM) option-pricing model and is recognized as expense over the requisite service period. The BSM model requires various highly judgmental assumptions including volatility and expected option life. If any of the assumptions used in the BSM model change significantly, share-based compensation expense may differ materially in the future from that recorded in the current period. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience. Further, to the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly.

Income Taxes

We are subject to income taxes in the PRC and Japan. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes.

The Financial Accounting Standard Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or FIN 48, contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, or SFAS 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. In general, tax filings within the last five years are subject to examination by the PRC and Japanese tax authorities. Accordingly, our PRC subsidiaries’ and affiliated entities’ tax filings for the tax years 2004 to 2008 and our Japanese subsidiary’s tax filings for the tax years 2006 to 2008 remain open to examination by the respective taxing jurisdictions.

We do not believe that net deferred tax assets related with our Japan and Hong Kong operations are more likely than not to be realized. Consequently, we have provided full valuation allowances on the related net deferred tax assets.

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

Impairment of Goodwill and Intangible Assets with Indefinite Life

We assess goodwill and non-amortized intangible assets for impairment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill and non-amortized intangible assets be tested for impairment at the “reporting unit level” at least annually and more frequently upon the occurrence of certain events, as defined by SFAS No. 142. Intangible assets with an indefinite useful life are not amortized. In accordance with this policy, one of the domain name assets, which was acquired in July 2006, and the “Baidu” trademark are not subject to amortization, as the remaining useful life is indefinite. Based on our business activities and operational management perspective, we have determined that there is only one reporting unit. Goodwill and non-amortized intangible assets were tested for impairment in the annual impairment tests on December 31 in each of the years 2006, 2007, and 2008 using the two-step process required by SFAS No. 142. First, we reviewed the carrying amount of the reporting unit compared to the “fair value” of the reporting unit based on quoted market prices of our ordinary shares. If such comparison reflected potential impairment, we would then prepare the discounted cash flow analyses. Such analyses are based on cash flow assumptions that are consistent with the plans and estimates being used to manage the business. An excess of the carrying value of the goodwill over the fair value of the goodwill would indicate that the goodwill may be impaired. Finally, if we determined that goodwill may be impaired, the “implied fair value” of the goodwill, as defined by SFAS No. 142, would be compared to its carrying amount to determine the impairment loss, if any. There has been no impairment of goodwill in any of the years presented.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standard Board, or FASB, issued SFAS Statement No. 141 (revised 2007), Business Combinations, or SFAS 141R. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. The impact of the adoption of SFAS 141R on our consolidated results of operations and financial condition will be largely dependent on the size and nature of the business combinations completed after the adoption of this statement.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, or SFAS 160. This statement affects the entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect that the adoption of SFAS 160 will have a material impact on our consolidated results of operations and financial condition.

In February 2008, the FASB issued FASB Staff Position, or FSP, No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 and FSP No. 157-2, Effective Date of FASB Statement No. 157, which collectively remove certain leasing transactions from the scope of SFAS 157 and partially delay the effective date of SFAS 157 for one year for certain non-financial assets and liabilities. In October 2008, the FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which clarifies the application of SFAS No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. We do not expect that the adoption of FSP No. 157-1, FSP No. 157-2 and FSP No. 157-3 will have a material impact on our consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133, or SFAS 161. SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS 133. SFAS 161 requires entities to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We do not expect the adoption of SFAS 161 to have any material effect on our consolidated results of operations and financial condition.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets, or FSP 142-3. FSP142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS 142, and applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 also requires entities to disclose information for all intangible assets, recognized as of and subsequent to the effective date of FSP 142-3 to provide effects of the entity’s intent or ability to renew or extend the arrangement associated with the intangible assets on expected cash flows associated with the intangible assets. FSP 142-3 is effective for intangible assets acquired after December 15, 2008 and early application is prohibited. We are currently evaluating whether the adoption of FSP 142-3 will have a significant effect on our consolidated results of operations and financial condition.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, or SFAS 162. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP (the GAAP hierarchy). SFAS 162 became effective November 15, 2008. We do not expect the adoption of SFAS 162 to have a material effect on our consolidated results of operations and financial condition.

In June 2008, the EITF issued EITF Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, or EITF 07-5. EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008. EITF 07-5 does not permit early adoption for an existing instrument. We do not expect the adoption of EITF 07-5 will have a material effect on our consolidated results of operations and financial condition.

In June 2008, the FASB issued FSP EITF Issue No. 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, or FSP EITF 03-6-1. FSP EITF 03-6-1 clarifies that share-based payment awards that entitle their holders to receive non-forfeitable dividends or dividend equivalents before vesting should be considered participating securities. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 on a retrospective basis . We have not granted any share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents before vesting since incorporation. We are currently evaluating the potential impact, if any, of the adoption of FSP EITF 03-6-1 on our consolidated results of operations and financial condition.

In November 2008, the FASB ratified EITF Issue No. 08-7, Accounting for Defensive Intangible Assets, or EITF 08-7. EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141R and SFAS 157. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of EITF 08-7 on our consolidated results of operations and financial condition.

B.  Liquidity and Capital Resources

Our principal sources of liquidity are our cash, cash equivalents and short-term investments, which comprise primarily of fixed rate and adjustable rate fixed income investments maturing within one year, as well as the cash flow generated from our operations. We believe that our current cash, cash equivalents, short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB	US$
	(In thousands)

Net cash generated from operating activities	440,805	935,152	1,746,199	255,948
Net cash used in investing activities	(208,933)	(713,216)	(661,102)	(96,901)
Net cash generated from financing activities	32,179	40,698	(35,637)	(5,223)
Effect of exchange rate changes on cash	(28,370)	(48,308)	(37,889)	(5,555)

Net increase in cash and cash equivalents	235,681	214,326	1,011,571	148,269
Cash and cash equivalents at beginning of the period	900,593	1,136,274	1,350,600	197,963
Cash and cash equivalents at end of the period	1,136,274	1,350,600	2,362,171	346,232

Operating Activities

Net cash generated from operating activities increased to RMB1.7 billion (US$255.9 million) in 2008 from RMB935.2 million in 2007. This increase was mainly attributable to several factors, including (i) the substantial increase in net income to RMB1.0 billion (US$153.6 million) in 2008 compared to net income of RMB629.0 million in 2007; (ii) the increase in add-back of non-cash expenses, mainly consisting of share-based compensation and depreciation expenses; (iii) the increase in customer deposits resulting from the increased number of P4P customers; and (iv) the increase in accrued expenses and other liabilities, partially offset by an increase of RMB47.8 million (US$7.0 million) in other non-current assets primarily due to deposits for new offices we rent.

Net cash generated from operating activities increased to RMB935.2 million in 2007 from RMB440.8 million in 2006. This increase was mainly attributable to several factors, including (i) the substantial increase in net income to RMB629.0 million in 2007 compared to net income of RMB301.8 million in 2006; (ii) the increase in add-back of non-cash expenses, mainly consisting of share-based compensation and depreciation expenses; (iii) the increase in customer deposits resulting from the increased number of P4P customers; and (iv) the increase in accrued expenses and other liabilities, partially offset by an increase of RMB24.6 million in other non-current assets primarily due to deposits for new offices we rent.

Investing Activities

Net cash used in investing activities decreased from RMB713.2 million in 2007 to RMB661.1 million (US$96.9 million) in 2008, primarily due to less spending on acquisition of fixed assets and no further spending on land use right for our new corporate headquarters in 2008.

Net cash used in investing activities increased from RMB208.9 million in 2006 to RMB713.2 million in 2007, primarily due to our purchase of additional servers in China and Japan, cash used in acquisitions (including investments in several privately held entities for less than 5% of equity interests in each of these entities), investment in marketable securities, additional payment for the acquisition of the land use right for our new corporate headquarters, and investment in connection with the construction of the corporate headquarters.

Financing Activities

Net cash outflow from financing activities was RMB35.6 million (US$5.2 million) in 2008, compared to a net cash inflow of RMB40.7 million in 2007, primarily due to an upfront cash payment of US$10 million made under a structured share repurchase transaction entered into in December 2008, partially offset by the proceeds received from exercise of our share options in 2008. Net cash inflow from financing activities increased to RMB40.7 million in 2007 from RMB32.2 million in 2006 due to the net proceeds received from the exercise of our share options in 2007.

We are a holding company with no operations of our own. We conduct our operations in China primarily through our indirect wholly-owned subsidiaries, Baidu Online, Baidu China and Baidu Times, and our consolidated affiliated entities, Baidu Netcom and Beijing Perusal. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by Baidu Online, Baidu China and Baidu Times and license and service fees paid by Baidu Netcom and Beijing Perusal. If Baidu Online, Baidu China, Baidu Times or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries and affiliated entities in the PRC are required to set aside at least 10% of their after-tax profit each year to fund a statutory reserve fund until the amount of the reserve fund reaches 50% of such entity’s registered capital. Although these statutory reserve funds can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, these reserve funds are not distributable as cash dividends except in the event of a solvent liquidation of the companies. See Note 14 to our consolidated financial statements.

Capital Expenditures

We made capital expenditures of RMB127.5 million, RMB569.1 million and RMB417.9 million (US$61.3 million) in 2006, 2007 and 2008, respectively, representing 15.2%, 32.6% and 13.1% of our total revenues, respectively. Our capital expenditures were used primarily to purchase servers, network equipment and other computer hardware for our business, the acquisition of the land use right and the construction for our new corporate headquarters. We funded our capital expenditures primarily with net cash flow from operating activities.

In late 2005, we entered into an agreement to acquire the land use right in Beijing to build our new corporate headquarters with a floor space of approximately 44,000 square meters. The floor space was increased to 59,000 square meters in 2006. We made a total payment of RMB97.6 million for the land use right. We have obtained necessary governmental approvals for the proposed development and use of the land, and our new office building is currently under construction. Our capital expenditures in connection with construction of our office building were RMB102.1 million in 2007 and RMB172.3 million (US$25.3 million) in 2008, excluding the above-mentioned payment for land use right. Our capital expenditures may increase substantially in the near term as our business continues to grow and as we expand and improve our network infrastructure.

C.  Research and Development

We have a team of experienced engineers who are mostly based at our headquarters in Beijing. We recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We have also recruited experienced engineers from overseas. We compete aggressively for engineering talent to help us address challenges such as Chinese language processing, information retrieval and high performance computing. In each of the three years ended December 31, 2006, 2007 and 2008, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB79.2 million, RMB140.7 million and RMB286.3 million (US$42.0 million), representing 9.5%, 8.1% and 9.0% of our total revenues for 2006, 2007 and 2008, respectively.

D.  Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.  Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any off-balance sheet derivative instruments. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.  Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2008:

	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in RMB thousands)

Operating lease obligations(1)	328,728	194,665	134,063	—	—
Capital commitments(2)	149,408	149,408	—	—	—
Total	478,136	344,073	134,063	—	—

(1)	Operating lease obligations represent the lease obligations for our premises and bandwidth obligations.

(2)	Capital commitments relate primarily to leasehold improvements and building construction.

We do not have any long-term debt obligations, capital (finance) lease obligations or purchase obligations.

Item 6.	Directors, Senior Management and Employees

A.  Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title

Robin Yanhong Li	40	Chairman and Chief Executive Officer
Jennifer Li	41	Chief Financial Officer
Peng Ye	48	Chief Operating Officer
Yinan Li	39	Chief Technology Officer
William I. Chang	45	Chief Scientist
William Decker	62	Independent Director
James Ding	44	Independent Director
Nobuyuki Idei	71	Independent Director
Greg Penner	39	Independent Director

Robin Yanhong Li is a co-founder of our company. Mr. Li has served as our chairman of the board since our inception in January 2000 and as our chief executive officer since January 2004. Mr. Li served as our president from February 2000 to December 2003. Prior to founding our company, Mr. Li worked as a staff engineer for Infoseek, a pioneer in the Internet search engine industry, from July 1997 to December 1999. Mr. Li was a senior consultant for IDD Information Services from May 1994 to June 1997. Mr. Li currently serves as an independent director, chairman of the compensation committee and member of the audit and nominating and corporate governance committees of the board of directors of New Oriental Education & Technology Group Inc., an NYSE-listed company that provides private educational services in China. Mr. Li received a bachelor’s degree in information science from Peking University and a master’s degree in computer science from the State University of New York at Buffalo.

Jennifer Li has served as our chief financial officer since March 2008. Prior to joining our company, Ms. Li served as controller of General Motors Acceptance Corporation’s North American Operations from 2005 to 2008. Prior to GMAC, Ms. Li worked at General Motors China, where she was responsible for overseeing finance functions of General Motors’ wholly-owned and joint venture businesses in China from 2001 to 2004, with the last post as its chief financial officer. From 1994 to 2001, she held several other finance positions at General Motors in China, Singapore, the United States and Canada. Ms. Li holds an MBA degree from the University of British Columbia in Vancouver, B.C., Canada and a bachelor of arts degree from Tsinghua University in China.

Peng Ye has served as our chief operating officer since April 2008. From June 2006 to March 2008, Mr. Ye served as country general manager of Apple China. Prior to that, Mr. Ye worked at ND SatCom AG, a leading global supplier of innovative satellite-based communications solutions, as its global vice president and China managing director from November 2005 to May 2006, and for Motorola Mobile Device Business as its vice president of Asia Pacific and general manager of New Wireless Carrier Operations from April 2003 to October 2005. Mr. Ye also worked at Nortel China and Nortel Europe for seven years in several senior management and product development positions from April 1996 to March 2003. Mr. Ye holds a Ph.D. degree in information and software engineering from the University of Ulster in the United Kingdom, an EMBA degree from China Europe International Business School, a master of information system engineering degree from the National University of Defense Technology in China and a bachelor of computer communications degree from Nanjing University of Post and Telecommunications in China.

Yinan Li has served as our chief technology officer since October 2008. From 2006 to 2008, Mr. Li served as chief telecommunications scientist and vice president of Huawei Technologies, a leading telecom solutions provider in China. From 2001 to 2006, Mr. Li was the chief executive officer of Harbour Networks, a developer of intelligent security systems. Prior to his work at Harbour Networks, Mr. Li held various positions at Huawei Technologies including product manager, director of R&D, and president of R&D. Mr. Li holds master and bachelor of science degrees in optical engineering from Huazhong University of Science and Technology in China.

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

William Decker has served as our independent director since October 2005. Mr. Decker currently serves as an independent director and the chairman of the audit committee of VisionChina Media Inc., a Nasdaq-listed company that operates an out-of-home advertising network in China. He is a retired partner of PricewaterhouseCoopers LLP. Prior to his retirement in July 2005, Mr. Decker was the senior partner in charge of PricewaterhouseCoopers LLP’s Global Capital Markets Group. He led a team of more than 300 professionals in 25 countries to provide technical support to non-U.S. companies on SEC regulations and U.S. GAAP reporting and assistance with the Sarbanes-Oxley Act compliance work. He was also one of PricewaterhouseCoopers’ lead authorities on the Sarbanes-Oxley Act. Mr. Decker received a bachelor’s degree in accounting from Fairleigh Dickinson University in New Jersey.

James Ding has served as our independent director since our initial public offering in August 2005. Mr. Ding is a managing director of GSR Ventures, a venture capital fund focusing on early stage technology companies in China. He also has served as the chairman of the board of directors of AsiaInfo Holdings, Inc., a Nasdaq-listed company, since April 2003 and has served as a member of the board of AsiaInfo since its inception. He served as AsiaInfo’s chief executive officer from May 1999 to April 2003. He was AsiaInfo’s senior vice president for business development and chief technology officer from 1997 to 1999. Mr. Ding received a master’s degree in information science from the University of California, Los Angeles and a bachelor’s degree in chemistry from Peking University.

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

Greg Penner has served as our director since July 2004. Mr. Penner is a general partner of Madrone Capital Partners, an investment firm based in Menlo Park, California. From 2002 to 2004, he was the senior vice president and chief financial officer of Wal-Mart Japan, and was a director of The Seiyu, Ltd., a Japanese retailer from 2002 to 2008 when the company was acquired by Wal-Mart Stores, Inc. From 2000 to 2002, Mr. Penner was responsible for the business development, legal and finance affairs of Walmart.com, Wal-Mart’s Internet business based in California. Prior to joining Wal-Mart, Mr. Penner was a general partner at Peninsula Capital, an early stage venture capital fund. In addition to Baidu, Mr. Penner also serves as a director of Wal-Mart Stores, Inc., the Global Hyatt Corporation, where he is a member of the audit committee, Cuil, Inc., a privately-held Internet search engine developer and 99Bill Corporation, based in Shanghai, China. Mr. Penner received a bachelor’s degree in international economics from the School of Foreign Service at Georgetown University and an M.B.A. degree from the Stanford Graduate School of Business.

B.  Compensation of Directors and Executive Officers

In 2008, we paid an aggregate of approximately RMB6.9 million (US$1.0 million) and approximately RMB0.8 million (US$0.1 million) in cash compensation to our executive officers and non-executive directors, respectively. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Our board of directors and shareholders approved the issuance of up to 5,040,000 ordinary shares upon exercise of awards granted under our 2000 option plan. As of March 31, 2009, an aggregate of 382,363 ordinary shares were issuable upon exercise of outstanding awards granted under our 2000 option plan. At the annual general meeting held on December 16, 2008, our shareholders approved a new 2008 share incentive plan, which has an additional 3,428,777 ordinary shares reserved for awards to be granted in the future. As of the date of this annual report, no awards have been granted under the 2008 share incentive plan.

The following table summarizes, as of March 31, 2009, the outstanding options and restricted shares that we granted to our current directors and executive officers and to other individuals as a group under our 2000 option plan.

	Ordinary Shares
	Underlying
	Outstanding		Exercise Price
Name	Options		(US$/Share)	Grant Date	Expiration Date

Robin Yanhong Li	22,050		49.25	February 15, 2006	February 15, 2011
	393	(1)	—	February 15, 2006	N/A
	15,000		124.90	January 24, 2007	January 24, 2012
	2,500	(1)	—	January 24, 2007	N/A
	20,000		133.86	February 11, 2009	February 11, 2014
Jennifer Li(2)	*	(1)	—	April 16, 2008	N/A
	*		133.86	February 11, 2009	February 11, 2014
Peng Ye(3)	*	(1)	—	April 25, 2008	N/A
	*		133.86	February 11, 2009	February 11, 2014
Yinan Li(4)	*	(1)	—	October 16, 2008	N/A
	*		133.86	February 11, 2009	February 11, 2014
William I. Chang	*		124.90	January 24, 2007	January 24, 2012
	*	(1)	—	January 24, 2007	N/A
William Decker	*	(1)	—	January 11, 2008	N/A
James Ding	*	(1)	—	January 11, 2008	N/A
Nobuyuki Idei	*		183.23	January 10, 2008	July 25, 2012
Greg Penner	*	(1)	—	January 11, 2008	N/A
Other individuals as a group	238,037		—	—	—

*	The options and restricted shares in aggregate held by each of these directors and officers represent less than 1% of our total outstanding shares.

(1)	Restricted shares.

(2)	Ms. Jennifer Li joined us in March 2008 and was granted some options and restricted shares on April 16, 2008. In February 2009, Ms. Li voluntarily surrendered all of the options previously granted to her. The surrendered options have been cancelled. The options listed in the table above were granted to Ms. Li in February 2009.

(3)	Mr. Peng Ye joined us in April 2008 and was granted some options and restricted shares on April 25, 2008. In February 2009, Mr. Ye voluntarily surrendered all of the options previously granted to him. The surrendered options have been cancelled. The options listed in the table above were granted to Mr. Ye in February 2009.

(4)	Mr. Yinan Li joined us in October 2008 and was granted some options and restricted shares on October 16, 2008. In February 2009, Mr. Li voluntarily surrendered all of the options previously granted to him. The surrendered options have been cancelled. The options listed in the table above were granted to Mr. Li in February 2009.

The following paragraphs summarize the key terms of our 2000 option plan, which was amended and restated on December 16, 2008, and our newly adopted 2008 share incentive plan.

2000 Option Plan

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

Exercise Price and Term of Awards.  If we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant. To the extent not prohibited by applicable law or exchange rules, a downward adjustment of the exercise price per share subject to an outstanding option may be made in the absolute discretion of the plan administrator without the approval of our shareholders or the affected grantees.

The term of each award is stated in the award agreement. The term may not exceed ten years from the date of the grant, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of our share capital.

Vesting Schedule.  In general, the plan administrator determines, or the award agreement specifies, the vesting schedule. Options generally vest over a four-year period beginning from one year after the grant date. The award agreements may provide that grantees may elect at any time during their employment or service to exercise any part or all of the awards prior to full vesting of the awards. But such early exercise may be subject to a repurchase right as determined by the plan administrator. When an optionee’s employment or service is terminated, the optionee may exercise his or her options that have vested as of the termination date within three months of termination or as determined by our plan administrator.

Repurchase Rights.  If an award agreement provides for repurchase rights upon termination of a grantee’s employment or service, it must (or may, with respect to awards granted to officers, directors or consultants) provide that (i) such repurchase right must be exercised within 90 days of termination of the grantee’s employment or service (or, in the case of exercise of awards after termination of the grantee’s employment or service, within 90 days following such exercise), (ii) the repurchase price must be equal to the original purchase price paid by the grantee for each such share, and (iii) the right to repurchase will lapse at the rate of at least 20% of the shares subject to the award per year over five years from the date the award is granted (without respect to the date the award was exercised or became exercisable).

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

2008 Share Incentive Plan

Types of Awards.  We may grant the following types of awards under our 2008 share incentive plan:

•	options;

•	restricted shares;

•	restricted share units; and

•	any other form of award granted to a participant pursuant to the 2008 plan.

Plan Administration.  The compensation committee of our board of directors administers our 2008 share incentive plan, but may delegate to a committee of one or more members of our board of directors the authority to grant or amend awards to participants other than independent directors and executive officers. The compensation committee will determine the provisions and terms and conditions of each award grant, including, but not limited to, the exercise price, the grant price or purchase price, any restrictions or limitations on the award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an award, based in each case on such considerations as the committee in its sole discretion determines. The compensation committee has the sole power and discretion to cancel, forfeit or surrender an outstanding award (whether or not in exchange for another award or combination or awards).

Award Agreement.  Awards granted under our 2008 share incentive plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service ends, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility.  We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant ISOs only to our employees and employees of our majority-owned subsidiaries.

Acceleration of Awards upon Corporate Transactions.  The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction in which the successor entity does not assume our outstanding awards under our 2008 share incentive plan, provided that the plan participant remains an employee, consultant or member of our board of directors on the effective date of the corporate transaction. In such event, each outstanding award will become fully exercisable and all forfeiture restrictions on such award will lapse immediately prior to the specified effective date of the corporate transaction.

If the successor entity assumes our outstanding awards and later terminates the grantee’s employment or service without cause, or if the grantee resigns voluntarily with good reason within 12 months of the corporate transaction, the outstanding awards automatically will become fully vested and exercisable. The compensation committee may also, in its sole discretion, upon or in anticipation of a corporate transaction, accelerate awards, purchase the awards from the plan participants, replace the awards, or provide for the payment of the awards in cash.

Exercise Price and Term of Awards.  The exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the compensation committee, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or exchange rules, a downward adjustment of the exercise prices of options mentioned in the preceding sentence shall be effective without the approval of our shareholders or the approval of the affected grantees. If we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant. The compensation committee will determine the time or times at which an option may be exercised in whole or in part, including exercise prior to vesting. The term may not exceed ten years from the date of the grant, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of our share capital.

Restricted Shares and Restricted Share Unites.  The compensation committee is also authorized to make awards of restricted shares and restricted share units. Except as otherwise determined by the compensation committee at the time of the grant of an award or thereafter, upon termination of employment or service during the applicable restriction period, restricted shares that are at the time subject to restrictions shall be forfeited or repurchased in accordance with the respective award agreements. At the time of grant for restricted share units, the compensation committee shall specify the date on which the restricted share units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate.

Amendment and Termination.  With the approval of our board of directors, the compensation committee may at any time amend, suspend or terminate our 2008 share incentive plan. Amendments to our 2008 share incentive plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our 2008 share incentive plan must not adversely affect in any material way awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2008 share incentive plan shall continue in effect for a term of ten years from the date of adoption.

C.  Board Practices

Board of Directors

Our board of directors has five directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. The remuneration to be paid to the directors are determined by the board of directors. There is no age limit requirement for directors.

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

In 2008, our audit committee held meetings and passed resolutions by unanimous written consent five times.

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

In 2008, our compensation committee held meeting and passed resolutions by unanimous written consent once.

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

In 2008, our corporate governance and nominating committee passed resolutions by unanimous written consent once.

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

D.  Employees

We had 3,113, 6,252 and 6,387 employees as of December 31, 2006, 2007 and 2008, respectively. As of December 31, 2008, we had 6,387 employees, including 492 in management and administration, 1,381 in research and development, 659 in operation and service, and 3,855 in sales and marketing. We also hire temporary employees and contractors from time to time. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.

E.  Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2009 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares (except that, for Morgan Stanley, the number of shares beneficially owned was as of December 31, 2008, as reported in its Schedule 13G/A filing).

See “B. Compensation of Directors and Executive Officers” for more details on options and restricted shares granted to our directors and executive officers.

	Shares Beneficially Owned
	Number(1)	%(2)

Directors and Executive Officers:
Robin Yanhong Li(3)	5,591,224	16.2%
Jennifer Li(4)	*	*
Peng Ye(5)	*	*
Yinan Li(6)	*	*
William Chang(7)	*	*
William Decker(8)	*	*
James Ding(9)	*	*
Nobuyuki Idei(10)	*	*
Greg Penner(11)	1,183,637	3.4%
All Directors and Executive Officers as a Group(12)	6,805,932	19.7%
Principal Shareholders:
Handsome Reward Limited(13)	5,490,000	15.9%
Morgan Stanley(14)	1,765,818	5.1%

*	Less than 1% of our total outstanding shares.

(1)	The number of shares beneficially owned by each named director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested or will vest within 60 days after March 31, 2009, and restricted shares held by such person that have vested or will vest within 60 days after March 31, 2009. The options and restricted shares were granted under our 2000 option plan.

(2)	Percentage of beneficial ownership of each named director and executive officer is based on 34,552,169 ordinary shares (consisting of 25,678,183 Class A ordinary shares and 8,873,986 Class B ordinary shares) of the company outstanding as of March 31, 2009, the number of ordinary shares underlying options that have vested or will vest within 60 days after March 31, 2009, and the number of restricted shares that have vested or will vest within 60 days after March 31, 2009, each as held by such person as of that date.

(3)	Includes (i) 37,665 Class A ordinary shares held by Mr. Li, (ii) 34,000 Class A ordinary shares in the form of ADSs held by Mr. Li, (iii) 26,666 Class A ordinary shares issuable upon exercise of options held by Mr. Li, (iv) 2,893 restricted shares held by Mr. Li, and (v) 5,490,000 Class B ordinary shares held by Handsome Reward Limited, a company wholly-owned and controlled by Mr. Li. Excludes 1,676,667 Class B ordinary shares held by Melissa Ma, Mr. Li’s wife, of which Mr. Li disclaims beneficial ownership. The business address for Mr. Li is c/o Baidu, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(4)	The business address for Ms. Li is c/o Baidu, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(5)	The business address for Mr. Ye is c/o Baidu, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(6)	The business address for Mr. Li is c/o Baidu, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(7)	The business address for Mr. Chang is Baidu, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(8)	The address of Mr. Decker is 24 Nordic Way, Saranac Lake, NY, 12983, USA.

(9)	The business address of Mr. Ding is 4/F, Zhongdian Information Tower No. 6 Zhongguancun South Street, Haidian District, Beijing 100086, PRC.

(10)	The business address of Mr. Idei’s address is Tokyo Ginko Kyoukai Building 16F,1-3-1, Marunouchi, Chiyoda-ku, Tokyo, 100-0005, Japan.

(11)	Includes (i) 15,520 Class A ordinary shares in the form of ADSs held by Mr. Penner, (ii) 434 restricted shares, (iii) 200,000 Class A ordinary shares in the form of ADSs held by Madrone Partners, LP, a fund for which Mr. Penner serves as a managing member of the sole manager; and (iv) 967,683 Class B ordinary shares held by Peninsula Capital Fund I, LLC. Mr. Penner is the sole manager of Peninsula Capital Fund I, LLC, and has sole voting and dispositive power over all the shares held by Peninsula Capital Fund I, LLC. Mr. Penner disclaims beneficial ownership of the shares held by Madrone Partners, LP and Peninsula Capital Fund I, LLC, except to the extent of his pecuniary interest therein. The business address for Mr. Penner is 3000 Sand Hill Road, Building 1, Suite 150, Menlo Park, California 94025, U.S.A.

(12)	Includes ordinary shares, ordinary shares issuable upon exercise of options and restricted shares, held by all of our directors and executive officers as a group.

(13)	Represents 5,490,000 Class B ordinary shares held by Handsome Reward Limited, a British Virgin Island company wholly-owned and controlled by Mr. Robin Yanhong Li. The business address of Handsome Reward Limited is c/o Robin Yanhong Li, Baidu, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(14)	Represents 1,765,818 Class A ordinary shares in the form of ADSs beneficially owned by Morgan Stanley, as reported on two Schedule 13G/As filed by Morgan Stanley on February 17, 2009. The business address of Morgan Stanley is 1585 Broadway, New York, NY 10036, U.S.A.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering in 2005. Holders of our Class B ordinary shares may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Item 3D. Key Information — Risk Factors — Risks Related to Our ADSs — Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

As of March 31, 2009, 34,552,169 of our ordinary shares were issued and outstanding. To our knowledge, approximately 78% of our total outstanding ordinary shares were held by five record shareholders in the United States, including approximately 74% held by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Exclusive Technology Consulting and Services Agreement.  Pursuant to the exclusive technology consulting and services agreement between Baidu Online and Baidu Netcom, Baidu Online has the exclusive right to provide to Baidu Netcom technology consulting and services related to the maintenance of servers, software development and design of advertisements. Baidu Online also seconds employees to Baidu Netcom for whom Baidu Netcom bears the costs and expenses. Baidu Online owns the intellectual property rights related to the software developed by Baidu Online for Baidu Netcom. Baidu Netcom pays monthly service fees to Baidu Online based upon a pre-agreed formula, which takes into account the number of monthly page views and the basic fee for every one thousand page views of advertisements displayed on our websites. The basic fee for every one thousand page views is subject to periodic adjustment. The current rate of the basic fee is RMB1.444. The term of this agreement is ten years from the date thereof.

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

Other License Agreements.  Under these license agreements, Baidu Online granted Baidu Netcom the exclusive right to use the registered domain names and trademarks owned by Baidu Online and the web layout owned by Baidu Online for the websites operated by Baidu Netcom. The annual license fee under each license agreement is RMB10,000, subject to certain adjustments. The term of each license agreement is five years from the date thereof. The domain name license agreement was terminated upon the completion of the transfers of certain domain names primarily used in our business from our company or Baidu Online to Baidu Netcom in May 2008. After the transfers of certain trademarks (including pending trademark applications) from Baidu Online to Baidu Netcom are completed, the trademark license agreement will be amended or terminated. We do not expect the termination of these license agreements to have any material effect on our operations.

Proxy Agreement.  Pursuant to the proxy agreement among Baidu Online, Baidu Netcom and the shareholders of Baidu Netcom, the shareholders of Baidu Netcom agree to entrust all the rights to exercise their voting power to the person(s) appointed by Baidu Online. The term of the proxy agreement is 10 years from the date thereof.

Equity Pledge Agreement.  Under the equity pledge agreement between the shareholders of Baidu Netcom and Baidu Online, the shareholders of Baidu Netcom pledged all of their equity interests in Baidu Netcom to Baidu Online to guarantee their obligations under the loan agreement and Baidu Netcom’s performance of its obligations under the technology consulting agreement. If Baidu Netcom or either of its shareholders breaches its respective contractual obligations, Baidu Online, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of Baidu Netcom agreed not to dispose of the pledged equity interests or take any actions that would prejudice Baidu Online’s interest. The equity pledge agreement will expire two years after expiration of the term for fulfillment by Baidu Netcom and its shareholders of their respective obligations under the exclusive technology consulting service agreement and the loan agreement.

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

Loan Agreement.  Under the loan agreement between the shareholders of Baidu Netcom and Baidu Online, the parties confirmed that Baidu Online had made an RMB2.0 million interest-free loan to the shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loan can be repaid only with the proceeds from sale of the shareholder’s equity interest in Baidu Netcom to Baidu Online. The term of the agreement is ten years from the date thereof.

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

In February 2006 and March 2008, we extended two additional interest-free loans of RMB8.0 million and RMB90.0 million (US$13.2 million), respectively, to Robin Yanhong Li for the sole purpose of increasing the registered capital of Baidu Netcom. In connection with each loan, we entered into the following agreements with Mr. Li:

•	a loan agreement;

•	an equity pledge agreement between Robin Yanhong Li and Baidu Online; and

•	an exclusive equity purchase option agreement among Robin Yanhong Li, Baidu Netcom and Baidu Online.

The terms of these agreements are similar to the terms of the original agreements between Baidu Online and the shareholders of Baidu Netcom entered into in March 2005. In addition, under the terms of the original proxy agreement entered into in March 2005, Mr. Li is required to entrust all the rights to exercise the additional voting power he acquired as a result of his additional investment in the registered capital of Baidu Netcom to the person(s) appointed by Baidu Online.

Contractual Arrangements with Beijing Perusal and Its Shareholders

We entered into a series of contractual arrangements with Beijing Perusal and its shareholders in 2006 and, with respect to the proxy agreements, 2008. These agreements include:

•	loan agreements for interest-free loans in an aggregate amount of RMB1.0 million to the shareholders of Beijing Perusal;

•	equity pledge agreements between the shareholders of Beijing Perusal and Baidu Online;

•	exclusive equity purchase option agreements among Beijing Perusal, Baidu Online and the shareholders of Beijing Perusal;

•	a proxy agreement between the shareholders of Beijing Perusal and Baidu Online;

•	an exclusive technology consulting and services agreement between Beijing Perusal and Baidu Online;

•	an operating agreement among Beijing Perusal, Baidu Online, and the shareholders of Beijing Perusal; and

•	various license agreements between Beijing Perusal and Baidu Online, including domain name license agreements, trademark license agreements and webpage copyright license agreements. The domain name license agreement was terminated in May 2008 because Beijing Perusal already owns the domain names primarily used in its business. After the transfers of certain pending trademark applications from Baidu Online to Beijing Perusal are completed, the trademark license agreement will be terminated. We do not expect the termination of these license agreements to have any material effect on our operations.

The terms of these contractual arrangements are similar to the terms of our contractual arrangements with Baidu Netcom and its shareholders.

Contractual Arrangements with BaiduPay and Its Individual Shareholder

We entered into a series of contractual arrangements with BaiduPay and its individual shareholder in 2008. These agreements include:

•	a loan agreement for interest-free loan in an aggregate amount of RMB9.0 million to the individual shareholder of BaiduPay;

•	an equity pledge agreement between the individual shareholder of BaiduPay and Baidu Online;

•	an exclusive equity purchase option agreement among BaiduPay, Baidu Online and the individual shareholder of BaiduPay;

•	a proxy agreement between the individual shareholder of BaiduPay and Baidu Online;

•	an exclusive technology consulting and services agreement between BaiduPay and Baidu Online;

•	operating agreement among BaiduPay, Baidu Online and the shareholders of BaiduPay; and

•	a trademark license agreement and a webpage copyright license agreement between BaiduPay and Baidu Online. After the transfer of a pending trademark application from Baidu Online to BaiduPay is completed, the trademark license agreement will be terminated. We do not expect the termination of this agreement to have any material effect on our operations.

The terms of these contractual arrangements are similar to the terms of our contractual arrangements with Baidu Netcom and its shareholders.

Share Options

Please refer to “Item 6B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers.”

Transaction with UiTV

In September 2008, we entered into agreements with UiTV, operator of an Internet television platform in China. Under these agreements, we will contribute assets related to the operation of Baidu Internet TV Channel to UiTV in exchange for an 8.3% stake in UiTV and US$15 million. James Ding, one of our independent directors, is the chairman of UiTV and owns approximately 17.6% of the equity interests in UiTV. This transaction has not been closed as of the date of this annual report, pending completion of transfer of certain intellectual property rights.

C.  Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.  Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we have been involved in litigation or other disputes regarding, among other things, copyright and trademark infringement, defamation, unfair competition and labor disputes. Our search results provide links to materials, and our Baidu Post Bar, Baidu Knows, Baidu Space and other Baidu communities may contain materials, in which others may allege to own copyrights, trademarks or image rights or which others may claim to be defamatory or objectionable. We have received notice letters from third parties asserting copyright infringement, unfair competition, defamation, breach of contract and labor-related claims against us.

As of March 31, 2009, we were involved in 29 cases pending in various PRC courts, including the cases summarized below. The aggregate amount of compensation sought under these cases is approximately RMB73 million (US$10.7 million).

In March 2008, we received complaints filed by three record companies and the Music Copyright Society of China against us, alleging, among other things, that we have aided illegal online copying of music or song lyrics by providing links to pirated music or song lyrics. We expect that the Protection of the Right of Communication through Information Network, which was promulgated by the State Council and became effective on July 1, 2006, will be applied to these cases. Because these cases are still pending, we cannot predict their outcomes. See “Item 3D. Key Information — Risk Factors — Risks Related to Our Business — We may face intellectual property infringement claims and other related claims that could be time-consuming and costly to defend and may result in our inability to continue providing certain of our existing services.”

In January 2009, we received a complaint filed by a medical company alleging that Baidu abused its dominant market position by screening out the website of the medical company. Because the case is still at an early stage and there has been no ruling on such cases by PRC courts since the promulgation of the new Anti-Monopoly Law, we cannot predict its outcome.

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

A.  Offering and Listing Details.

Our ADSs, each representing one Class A ordinary share, have been listed on The Nasdaq Global Market since August 5, 2005. Our ADSs currently trade on The Nasdaq Global Select Market under the symbol “BIDU.”

The following table provides the high and low trading prices for our ADSs on the Nasdaq for (1) the years 2005 (from August 5, 2005), 2006, 2007 and 2008, (2) each of the four quarters of 2007 and 2008 and the first quarter of 2009 and (3) each of the past six months.

	Sales Price
	High	Low

Annual High and Low
2005 (from August 5, 2005)	153.98	60.00
2006	128.68	44.44
2007	429.19	92.80
2008	397.70	100.50
Quarterly Highs and Lows
First Quarter 2007	134.10	93.44
Second Quarter 2007	172.00	92.80
Third Quarter 2007	304.40	161.00
Fourth Quarter 2007	429.19	280.66
First Quarter 2008	397.70	201.15
Second Quarter 2008	382.90	243.00
Third Quarter 2008	353.37	227.00
Fourth Quarter 2008	274.83	100.50
First Quarter 2009	197.69	105.00
Monthly Highs and Lows
October 2008	274.83	176.33
November 2008	239.75	105.55
December 2008	142.45	100.50
January 2009	139.98	105.00
February 2009	153.00	119.65
March 2009	197.69	136.26
April 2009 (through April 8, 2009)	190.00	171.02

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

B.  Memorandum and Articles of Association

The following are summaries of material provisions of our third amended and restated memorandum and articles of association, as well as the Companies Law (2007 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2007 Revision), as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6.C. Board Practices — Board of Directors.”

Ordinary Shares

General.  Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Conversion.  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder (as defined in our articles of incorporation), such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. In addition, if at any time our chairman and chief executive officer, Robin Yanhong Li, and his affiliates collectively own less than 5% of the total number of the issued and outstanding Class B ordinary shares, each issued and outstanding Class B ordinary share shall be automatically and immediately converted into one share of Class A ordinary share, and we shall not issue any Class B ordinary shares thereafter.

Voting Rights.  All of our shareholders have the right to receive notice of shareholders’ meetings and to attend, speak and vote at such meetings. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. A shareholder may participate at a shareholders’ meeting in person, by proxy or by telephone conference or other communications equipment by means of which all the shareholders participating in the meeting can communicate with each other. At any shareholders’ meeting, a resolution put to the vote of the meeting shall be decided on a poll conducted by the chairman of the meeting.

A quorum for a shareholders’ meeting consists of one or more shareholders holding at least one third of the paid up voting share capital present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. We shall, if required by the Companies Law, hold a general meeting of shareholders as our annual general meeting and shall specify the meeting as such in the notices calling it. Our board of directors may call extraordinary general meetings, and they must on shareholders’ requisition convene an extraordinary general meeting. A shareholder requisition is a requisition of shareholders holding at the date of deposit of the requisition not less than a majority of the voting power represented by the issued shares of our company as at that date carries the right of voting at general meetings of our company. Advance notice of at least five days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares cast in a general meeting. A special resolution is required for matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital and canceling any shares.

Transfer of Shares.  Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer any or all of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in their absolute discretion (except with respect to a transfer from a shareholder to its affiliate(s)), decline to register any transfer of shares without assigning any reason therefor. If our board of directors refuses to register a transfer they shall notify the transferee within two months of such refusal. Notwithstanding the foregoing, if a transfer complies with the holder’s transfer obligations and restrictions set forth under applicable law (including but not limited to U.S. securities law provisions related to insider trading) and our articles of association, our board of directors shall promptly register such transfer. Further, any director is authorized to confirm in writing addressed to the registered office to authorize a share transfer and to instruct that the register of members be updated accordingly, provided that the transfer complies with the holder’s transfer obligations and restrictions set forth under applicable law and our articles of association and such holder is not the director who authorizes the transfer or an entity affiliated with such director. Any director is authorized to execute a share certificate in respect of such shares for and on behalf of our company.

The registration of transfers may be suspended at such time and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended for more than 45 days in any year.

Liquidation.  On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares may be distributed among the holders of the ordinary shares as determined by the liquidator, subject to sanction of a special resolution of our company. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by such shareholders respectively.

Calls on Shares and Forfeiture of Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares.  Subject to the provisions of the Companies Law and our articles of association, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as our board of directors may determine.

Repurchase of Shares.  Subject to the provisions of the Companies Law and our articles of association, our board of directors may authorize repurchase of our shares in accordance with the manner of purchase specified in our articles of association without seeking shareholder approval.

Variations of Rights of Shares.  All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records.  No holders of our ordinary shares who is not a director shall have any right of inspecting any of our accounts, books or documents except as conferred by the Companies Law or authorized by the directors or by us in general meeting. However, we will make this annual report, which contains our audited financial statements, available to shareholders and ADS holders. See “Item 10.H. Documents on Display.”

Preferred Shares

Our board of directors have the authority, without shareholder approval, to issue up to a total of 10,000,000 shares of preferred shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may set the designations, preferences, powers and other rights of the shares of a series of preferred shares. While the issuance of preferred shares provides us with flexibility in connection with possible acquisitions or other corporate purposes, it could, among other things, have the effect of delaying, deferring or preventing a change of control transaction and could adversely affect the market price of our ADSs. We have no current plan to issue any preferred shares.

C.  Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.  Exchange Controls

See “Item 4.B. Information on the Company — Business Overview — Regulation — Regulations on Foreign Exchange.”

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

With respect to non-corporate U.S. Holders (including individual U.S. Holders) for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and the PRC, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq National Market will be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, you may be able to obtain a reduced rate of PRC withholding taxes under the income tax treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

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

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as United States source income or loss (in the case of losses, subject to certain limitations). However, in the event we are deemed to be a Chinese “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gain as PRC source income. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2008, we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes. However, our PFIC status for the current taxable year ending December 31, 2009 will not be determinable until its close, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Nasdaq Marketplace Rule 4350(b), we will post this annual report on Form 20-F on our website at http://ir.baidu.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.  Subsidiary Information

For a listing of our subsidiaries, see “Item 4C. Information on the Company — Organizational Structure.”

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to excess cash invested in short-term fixed income instruments with original maturities of less than a year. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage our interest risk exposure.

We had RMB301.2 million (US$44.2 million) short-term investments as of December 31, 2008, with a weighted average duration of approximately 0.29 year. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of approximately RMB0.9 million (US$0.1 million) in the fair value of our fixed-income investments at December 31, 2008.

Foreign Exchange Risk

Most of our revenues and costs are denominated in RMB, while a significant portion of our cash and cash equivalents and short-term financial assets are denominated in U.S. dollars and held by the Cayman holding company. Our exposure to foreign exchange risk primarily relates to those financial assets denominated in U.S. dollars, mainly as a result of our past issuances of convertible preferred shares through private placements and proceeds from our initial public offering. In addition, we commenced operation in Japan in late 2007. Until our Japan operation becomes self-sufficient, we will need to make capital injections into our Japan operation by converting U.S. dollars into Japanese Yen. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Any significant revaluation of RMB against the U.S. dollar may materially affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in

U.S. dollars. See “Item 3D. Key Information — Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the RMB may have a material adverse effect on your investment.”

The RMB appreciated by 6.47% against the U.S. dollar in 2008. A 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in a decrease of RMB43.6 million (US$6.4 million) in the value of our U.S. dollar- denominated financial assets at December 31, 2008.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2008, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	2007		2008

Audit fees(1)	US$	858,000	US$	870,000
Audit-related fees		—		—
Tax fees(2)		—	US$	21,866
All other fees		—		—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements. In 2007 and 2008, the audit refers to integrated audit, including financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning. In 2008, the tax fees refer to fees paid to our principal auditors to review the compliance of our tax documentation.

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

No equity securities of our company were purchased by or on behalf of our company or any “affiliated purchaser” (as such term is defined in Rule 10b-18 under the Exchange Act) of our company in the year ended December 31, 2008. In 2008, we received authorizations and approvals from our board of directors and shareholders to repurchase up to US$200 million of our ordinary shares represented by ADSs by the end of 2009.

As part of our share repurchase plan, in late December 2008, we entered into a structured share repurchase transaction with a major financial institution. Under this transaction, we made an upfront cash payment of US$10 million in exchange for the right to receive either a number of our ADSs or a cash settlement amount (which is equal to our upfront cash payment plus a pre-determined premium) upon the expiration of the three-month term of the transaction, depending on the volume weighted average price (VWAP) of our ADSs at such expiration date. On the settlement date for this transaction in March 2009, we received US$10.84 million in cash, including a pre-determined premium of US$0.84 million. In March 2009, we entered into a similar transaction with the same financial institution with an upfront payment of US$20 million.

Furthermore, we commenced repurchase of our ADSs in the open market in the first quarter of 2009 pursuant to a Rule 10b5-1 share repurchase plan. As of March 31, 2009, we have purchased a total of 32,470 of our ADSs at an average price of $109.0679 per ADS, including transaction costs. The ordinary shares underlying the repurchased ADSs will be canceled in accordance with Cayman Islands law. As of March 31, 2009, approximately US$196.5 million of our ADSs may still be repurchased by the end of 2009.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Nasdaq Marketplace Rule 4350(e) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year.

We may follow home country practice with respect to annual meetings. We held an annual meeting of shareholders in December 2008 for the purposes of obtaining shareholders’ approvals on certain corporate matters requiring shareholders’ approvals. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

Other than the annual meeting requirements, we have followed and intend to continue to follow the applicable corporate governance standards under Nasdaq Marketplace Rules.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Baidu, Inc. and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit
Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 99.2 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)
2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 1 of the prospectus filed with the Securities and Exchange Commission on January 5, 2009 pursuant to Rule 424(b)(3) under the Securities Act)
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of Amendment No. 5 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on August 2, 2005)
2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.1	Second Amended and Restated Shareholders Agreement, dated as of June 9, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.2	2000 Option Plan (amended and restated effective December 16, 2008) (incorporated by reference to Exhibit 99.3 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)
4.3	2008 Share Incentive Plan (incorporated by reference to Exhibit 99.4 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)
4.4	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.5	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.6	Translation of Acquisition Agreement dated as of August 9, 2004 between Baidu Online and the owner of Hao123.com (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.7	Translation of Technology Consulting and Services Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.2 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.8	Translation of Business Cooperation Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.3 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.9	Translation of Operating Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.10	Translation of Software License Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.5 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.11	Translation of Trademark License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of January 18, 2005 (incorporated by reference to Exhibit 99.6 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.12	Translation of Domain Name License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 99.7 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

Exhibit
Number		Description of Document

4.13		Translation of Web Layout Copyright License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of August 9, 2004 (incorporated by reference to Exhibit 99.8 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.14		Translation of Proxy Agreement dated as of August 9, 2004 among Baidu Online, Baidu Netcom, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.9 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.15		Translation of Equity Pledge Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.10 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.16		Translation of Exclusive Equity Purchase Option Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.11 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.17		Translation of Loan Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.12 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.18		Translation of Form of Irrevocable Powers of Attorney issued by the shareholders of Baidu Netcom (incorporated by reference to Exhibit 99.13 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.19		Translation of Land Development Contract dated December 30, 2005 between Beijing Shichuang Science and Technology Park Development Co., Ltd. and Baidu Online (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2006)
4.20		Translation of the form of Technology Consulting and Services Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)
4.21		Translation of the form of Operating Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)
4.22		Translation of the form of Web Layout Copyright License Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)
4.23		Translation of the form of Proxy Agreement among Baidu Online, a consolidated affiliated PRC entity and the shareholders of the consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.22 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)
4.24		Translation of the form of Equity Pledge Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)
4.25		Translation of the form of Exclusive Equity Purchase Option Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)
4.26		Translation of the form of Loan Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)
8	.1*	List of Subsidiaries and Consolidated Affiliated Entities
11.1		Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.14 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

Exhibit
Number		Description of Document

12	.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12	.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13	.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15	.1*	Consent of Maples and Calder
15	.2*	Consent of Haiwen & Partners
15	.3*	Consent of Ernst & Young Hua Ming

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baidu, Inc.

By:	/s/ Robin Yanhong Li
Name:     Robin Yanhong Li

Title:	Chairman and Chief Executive Officer

Date: April 9, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Baidu, Inc.

We have audited the accompanying consolidated balance sheets of Baidu, Inc. (the “Company”) and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baidu, Inc. and subsidiaries at December 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to these consolidated financial statements, in 2006, the Company changed its method of accounting for share-based payments in accordance with the guidance provided in the Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Baidu, Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 7, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, The People’s Republic of China
April 7, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Baidu, Inc.

We have audited Baidu, Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Baidu, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Baidu, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Baidu, Inc. and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008, and our report dated April 7, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, The People’s Republic of China
April 7, 2009

BAIDU, INC.

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars
(“US$”), except for number of shares and per share data)

		December 31,
	Notes	2007	2008	2008
		RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents,		1,350,600	2,362,171	346,233
Short-term investments	3	242,037	301,244	44,154
Accounts receivable, net of allowance of RMB3,581 for 2007 and RMB8,561 (US$1,255) for 2008	4	64,274	92,777	13,599
Prepaid expenses and other current assets	5	65,996	80,007	11,727
Receivables from a shareholder	16	—	10,697	1,568
Deferred tax assets, net	10	2,587	5,580	818

Total current assets		1,725,494	2,852,476	418,099

Non-current assets:
Fixed assets, net	6	678,886	789,714	115,751
Land use right, net	7	96,472	94,520	13,854
Intangible assets, net	7	40,460	31,263	4,582
Goodwill	7	51,093	51,082	7,487
Investments, net		15,439	12,281	1,800
Deferred tax assets, net	10	15,716	26,537	3,890
Other non-current assets		32,348	80,118	11,743

Total non-current assets		930,414	1,085,515	159,107

TOTAL ASSETS		2,655,908	3,937,991	577,206

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	8	359,310	423,029	62,005
Customers’ deposits		257,577	422,526	61,931
Deferred revenue	9	11,832	3,441	504
Deferred income		2,485	332	49

Total current liabilities		631,204	849,328	124,489

Non-current liabilities:
Long-term payable for business acquisition		3,000	—	—
Deferred income		332	—	—

Total non-current liabilities		3,332	—	—

Total liabilities		634,536	849,328	124,489

Commitments and contingencies	12
Shareholders’ equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 25,136,147 shares and 25,641,847 shares issued and outstanding as at December 31, 2007 and 2008	13	10	11	2
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 8,996,842 shares and 8,873,986 shares issued and outstanding as at December 31, 2007 and 2008	13	4	4	1
Additional paid-in capital		1,171,575	1,218,356	178,579
Accumulated other comprehensive loss		(81,953)	(109,552)	(16,057)
Retained earnings	14	931,736	1,979,844	290,192

Total shareholders’ equity		2,021,372	3,088,663	452,717

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,655,908	3,937,991	577,206

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars
(“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2006	2007	2008	2008
		RMB	RMB	RMB	US$

Revenues:
Online marketing services		828,484	1,741,021	3,194,461	468,224
Other services		9,354	3,404	3,791	556

Total revenues		837,838	1,744,425	3,198,252	468,780

Operating costs and expenses:
Cost of revenues		(245,489)	(645,406)	(1,155,457)	(169,360)
Selling, general and administrative		(250,240)	(411,163)	(659,804)	(96,710)
Research and development		(79,231)	(140,702)	(286,256)	(41,958)

Total operating costs and expenses		(574,960)	(1,197,271)	(2,101,517)	(308,028)

Operating profit		262,878	547,154	1,096,735	160,752

Other income:
Interest income		42,443	49,009	47,677	6,988
Foreign exchange loss, net		(89)	(2,425)	(1,920)	(281)
Other income, net		4,187	22,478	21,687	3,179

Total other income		46,541	69,062	67,444	9,886

Net income before tax and cumulative effect of change in accounting principle		309,419	616,216	1,164,179	170,638
Income taxes	10	(12,256)	12,752	(116,071)	(17,013)

Net income before cumulative effect of change in accounting principle		297,163	628,968	1,048,108	153,625
Cumulative effect of change in accounting principle	2	4,603	—	—	—

Net income		301,766	628,968	1,048,108	153,625

Earnings per share for Class A and Class B ordinary shares:
Basic EPS
Basic (prior to cumulative effect of change in accounting principle)	2	8.92	18.57	30.63	4.49
Cumulative effect of change in accounting principle		0.14	—	—	—

		9.06	18.57	30.63	4.49

Diluted EPS
Diluted (prior to cumulative effect of change in accounting principle)		8.62	18.11	30.19	4.43
Cumulative effect of change in accounting principle		0.13	—	—	—

		8.75	18.11	30.19	4.43

Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic		33,290,696	33,872,611	34,217,443	34,217,443
Diluted		34,506,594	34,724,365	34,717,489	34,717,489

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	301,766	628,968	1,048,108	153,625
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of fixed assets	64,103	170,731	259,635	38,056
Fixed assets written off	877	622	1,675	246
Amortization of intangible assets, land use right and long-term prepaid computer parts	6,339	10,204	21,079	3,090
Deferred tax assets, net	(3,244)	(10,767)	(13,814)	(2,025)
Share-based compensation	48,280	39,848	83,977	12,309
Provision for doubtful accounts	(310)	(703)	4,980	730
Foreign exchange loss	89	1,313	1,157	170
Interest income from short term investments	—	(4,914)	(5,739)	(841)
Impairment on long-term investment	1,976	—	7,986	1,171
Cumulative effect of change in accounting principle	(4,603)	—	—	—
Changes in operating assets and liabilities net of effects of acquisition:
Accounts receivable	(388)	(40,685)	(33,282)	(4,878)
Prepaid expenses and other current assets	(23,455)	(50,442)	(27,349)	(4,009)
Receivables from a shareholder	—	—	(10,697)	(1,568)
Customers’ deposits	70,858	116,391	164,949	24,177
Accrued expenses and other liabilities	62,272	121,167	130,230	19,088
Deferred revenue	(5,075)	1,834	(13,876)	(2,034)
Deferred income	6,659	(4,089)	(2,485)	(364)
Trading securities	(85,339)	(44,326)	129,665	19,005

Net cash generated from operating activities	440,805	935,152	1,746,199	255,948

Cash flows from investing activities:
Acquisition of fixed assets	(127,534)	(569,091)	(417,898)	(61,253)
Acquisition of business	(43,320)	(14,080)	—	—
Acquisition of intangible assets	(21,897)	(4,000)	—	—
Capitalization of software costs	(982)	(4,041)	(17,668)	(2,590)
Acquisition of long-term investments	—	(8,024)	—	—
Purchases of held-to-maturity securities	—	(228,896)	(764,720)	(112,088)
Maturities of held-to-maturity securities	—	120,127	580,430	85,076
Acquisition of land use right	(15,200)	(5,211)	—	—
Acquisition of long-term prepaid computer parts	—	—	(41,246)	(6,046)

Net cash used in investing activities	(208,933)	(713,216)	(661,102)	(96,901)

Cash flows from financing activities:
Payment for expenses in connection with IPO	(641)	—	—	—
Structured share repurchase	—	—	(68,539)	(10,046)
Proceeds from exercise of share options	32,820	40,698	32,902	4,823

Net cash generated from (used in) financing activities	32,179	40,698	(35,637)	(5,223)

Effect of exchange rate changes on cash and cash equivalents	(28,370)	(48,308)	(37,889)	(5,555)
Net increase in cash and cash equivalents	235,681	214,326	1,011,571	148,269
Cash and cash equivalents at beginning of the year	900,593	1,136,274	1,350,600	197,963

Cash and cash equivalents at end of the year	1,136,274	1,350,600	2,362,171	346,232

Supplemental disclosures:
Income taxes paid/(received), net	24,192	(11,892)	145,830	21,375
Fixed asset acquisitions included in accrued expense and other liabilities	36,054	126,992	52,650	7,717
Other non-current assets acquisitions included in accrued expense and other liabilities	—	—	4,764	698
Non-cash acquisitions of long-term investments	—	7,415	5,486	804

The accompanying notes are an integral part of the consolidated financial statements

BAIDU, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except number of shares)

				Accumulated	Retained
	Ordinary Shares		Additional	Other	Earnings	Total
	Number of		Paid-In	Comprehensive	(Accumulated	Shareholders’
	Shares	Amount	Capital	Loss	Losses)	Equity
		RMB	RMB	RMB	RMB	RMB

Balances at December 31, 2005	32,945,762	14	1,009,488	(5,451)	1,002	1,005,053
Comprehensive income:
Foreign currency translation adjustment	—	—	—	(28,246)	—	(28,246)
Net income	—	—	—	—	301,766	301,766

Total comprehensive income						273,520
	—
Cumulative effect of change in accounting principle	—	—	(4,603)	—	—	(4,603)
Exercise of share options	758,637	—	34,417	—	—	34,417
Share-based compensation	—	—	48,663	—	—	48,663
Other	—	—	211	—	—	211

Balances at December 31, 2006	33,704,399	14	1,088,176	(33,697)	302,768	1,357,261
Comprehensive income:
Foreign currency translation adjustment	—	—	—	(48,256)	—	(48,256)
Net income	—	—	—	—	628,968	628,968

Total comprehensive income						580,712
Exercise of share options	428,590	—	42,605	—	—	42,605
Share-based compensation	—	—	40,794	—	—	40,794

Balances at December 31, 2007	34,132,989	14	1,171,575	(81,953)	931,736	2,021,372
Comprehensive income:
Foreign currency translation adjustment	—	—	—	(27,599)	—	(27,599)
Net income	—	—	—	—	1,048,108	1,048,108

Total comprehensive income						3,041,881
Exercise of share options	382,844	1	28,637	—	—	28,638
Share-based compensation	—	—	86,683	—	—	86,683
Structured share repurchase	—	—	(68,539)	—	—	(68,539)

Balances at December 31, 2008	34,515,833	15	1,218,356	(109,552)	1,979,844	3,088,663

Balances at December 31, 2008, in US$		3	178,579	(16,057)	290,192	452,717

The accompanying notes are an integral part of the consolidated financial statements

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007, and 2008

1.	ORGANIZATION AND BASIS OF PRESENTATION

Baidu, Inc. (“Baidu” or the “Company”) was incorporated under the laws of the Cayman Islands on January 18, 2000. The Company was formerly known as Baidu.com, Inc. and changed its name to Baidu, Inc. on December 16, 2008. The Company is the 100% shareholder of Baidu Holdings Ltd. (“Baidu Holdings”) incorporated in the British Virgin Islands. As of December 31, 2008, Baidu Holdings owned three subsidiaries, details of which are as follows:

•	Baidu Online Network Technology (Beijing) Co., Ltd. (“Baidu Online”) incorporated under the laws of the People’s Republic of China (“PRC”) on January 18, 2000,

•	Baidu, Inc. (“Baidu Japan”) incorporated in Tokyo under the laws of Japan on December 13, 2006, and

•	Baidu (Hong Kong) Limited (“Baidu HK”) incorporated in Hong Kong under the laws of Hong Kong on November 27, 2007.

Baidu HK owned two operational subsidiaries in the PRC, details of which are as follows:

•	Baidu (China) Co., Ltd. (“Baidu China”) incorporated under the laws of the PRC on June 6, 2005, and

•	Baidu.com Times Technology (Beijing) Co., Ltd. (“Baidu Times”) incorporated under the laws of the PRC on April 19, 2006.

Baidu Japan established two wholly-owned subsidiaries in Japan, details of which are as follows:

•	Hyakudo Inc. (“Hyakudo”) incorporated in Tokyo under the laws of Japan on April 14, 2008, and

•	Baido, Inc. (“Baido”) incorporated in Tokyo under the laws of Japan on April 14, 2008

As of December 31, 2008, the Company also effectively controlled three variable interest entities (“VIEs”):

•	Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”) incorporated under the laws of the PRC on June 5, 2001,

•	Beijing Perusal Technology Co., Ltd. (“Beijing Perusal”) incorporated under the laws of the PRC on June 6, 2006, and

•	Beijing BaiduPay Science and Technology Co., Ltd. (“BaiduPay”) incorporated under the laws of the PRC on February 27, 2008.

The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group.” The Group offers Internet search solutions and online marketing solutions, operates an e-commerce platform with an online payment tool which enables e-commerce merchants and customers to make payments online, develops and markets scaleable web application software and provides related services. The Group’s principal geographic market is in the PRC and Japan. The Company does not conduct any substantive operations of its own and conducts its primary business operations through its wholly-owned subsidiaries and VIEs in the PRC and Japan.

PRC laws and regulations prohibit or restrict foreign ownership of Internet content and advertising businesses. To comply with these foreign ownership restrictions, the Group operates its websites and provides online advertising services in the PRC through VIEs, the PRC legal entities that were established by the individuals authorized by the Group. The paid-in capital of the VIEs was funded by the Group through loans extended to the authorized individuals. The Group has entered into certain exclusive agreements with the VIEs through Baidu Online, which obligate Baidu Online to absorb a majority of the risk of loss from the VIEs’ activities and entitles Baidu Online to receive a majority of their residual returns. In addition, the Group has entered into certain agreements with the authorized individuals through Baidu Online, including loan agreements for the paid-in capital of the VIEs, option agreements to acquire the equity interests in the VIEs when permitted by the PRC laws, and share pledge agreements for the equity interests in the VIEs held by the authorized individuals.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Based on these contractual arrangements, the Company consolidates the VIEs as required by Financial Accounting Standards Board (“FASB”) Interpretation No. 46R (“FIN 46R”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 because the Company holds all the variable interests of VIEs through Baidu Online, which is the primary beneficiary of the VIEs. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and VIEs through the aforementioned agreements, whereby the equity holders of VIEs effectively assigned all of their voting rights underlying their equity interest in VIEs to Baidu Online. In addition, through the other aforementioned agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of VIEs.

The carrying amount of the total assets of VIEs as of December 31, 2008 was RMB377.05 million (US$55.27 million) and there was no pledge or collateralization of their assets. The amount of the net assets of VIEs as of December 31, 2008 was RMB217.60 million (US$31.89 million).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs in which the Company holds all the variable interests of VIEs through Baidu Online. All inter-company transactions and balances between the Company, its subsidiaries and VIEs are eliminated upon consolidation. The Company has included the results of operations of acquired businesses from the respective date of acquisition.

Currency Translation for Financial Statements Presentation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the exchange rate of RMB6.8225 per US$1.00 on December 31, 2008 as published on the website of the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

Foreign Currency

The Company’s functional currency is the US$. The Company’s subsidiaries and VIEs determine their functional currencies based on the criteria of Statement of Financial Accounting Standards (“SFAS”) 52, Foreign Currency Translation, and have determined their functional currencies to be their respective local currency. The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate its operating results and financial position respectively. Any translation gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. We recorded RMB28.2 million, RMB48.3 million and RMB27.6 (US$4.0) million of net foreign currency translation loss for the years ended December 31, 2006, 2007 and 2008, respectively. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of income as a component of other income.

Guarantees

The Company accounts for guarantees in accordance with FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. Accordingly,

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Company evaluates its guarantees to determine whether (a) the guarantee is specifically excluded from the scope of FIN 45, (b) the guarantee is subject to FIN 45 disclosure requirements only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value.

The corporate by-laws require that the Company indemnify its officers and directors, as well as those who act as directors and officers of other entities at the Company’s request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. In addition, the Company has entered into separate indemnification agreements with each director and each executive officer of the Company that provide for indemnification of these directors and officers under similar circumstances and under additional circumstances. The indemnification obligations are more fully described in the by-laws and the indemnification agreements. The Company purchases standard directors and officers insurance to cover claims or a portion of the claims made against its directors and officers. Since a maximum obligation is not explicitly stated in the Company’s by-laws or in the indemnification agreements and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been required to make payments related to these obligations, and the fair value for these obligations is zero in the consolidated balance sheet as of December 31, 2007 and 2008.

The Company has no other guarantees for any of the years presented.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the accounts receivable allowances, fair values of options to purchase the Company’s ordinary shares, and deferred tax valuation allowance, among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Fair Value Measurements

The carrying amounts of the financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

Cash, Cash Equivalents and Short-Term Investments

Cash and cash equivalents are stated at cost, which approximates fair value, and primarily consist of cash and investments in interest bearing demand deposit accounts, highly liquid investments and money market funds. All highly liquid investments with stated maturities of three months or less from the date of purchase are classified as cash equivalents; all highly liquid investments with stated maturities of greater than three months, but less than 12 months, are classified as short-term investments which are stated at their approximate fair value. In 2008, the Company introduced an e-commerce platform and an online payment platform which enables e-commerce merchants and customers to send and receive payments online. Cash balances deposited by the customers of the Company’s e-commerce platform are included as cash and cash equivalents on the consolidated balance sheets. The cash deposits of such nature are considered restricted because they cannot be used for the operations of the Group or any other purpose not designated by customers. When customers fund their account in the e-commerce platform using their bank accounts, the deposited balance is included in the Company’s bank account until customers either use the cash to settle their online transactions or withdraw the cash. As of December 31, 2008,

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RMB4.56 (US$0.7) million in the Company’s cash and cash equivalents balance was related to the deposits made by customers and designated for settlement of their online transactions on the e-commerce platform. There was no cash balance relating to the e-commerce customer deposits as of December 31, 2007.

The Company accounts for short-term investments in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company classifies the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The Company does not have available-for-sale securities. Unrealized holding gains and losses for trading securities are included in earnings. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short term investments are determined on a specific identification method, and such gains and losses are reflected in the consolidated statements of income as a component of interest income.

For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other than temporary in accordance with our policy and FASB Staff Position (FSP) No. SFAS 115-1/SFAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security will be written down to fair value as a new cost basis and the amount of the write-down is included in the consolidated statements of income.

Long-term Investments

The investments in which the Company does not have the ability to exercise significant influence (generally, when the Company has an investment of less than 20% ownership and no representation on the investee’s board of directors) and for which there is not a readily determinable fair value, are accounted for using the cost method. Dividends and other distributions of earnings from investees, if any, are included in income when declared. These investments are subject to a periodic impairment review whenever circumstances indicate the carrying value of the long-term investment may not be recoverable. To the extent any impairment is considered other-than-temporary, the impairment loss measured as the difference between the carrying value and the fair value of the impaired asset is recorded in the consolidated statements of income. The impairment charge was RMB1.95 million, nil and RMB7.99 million (US$1.17 million) for the years ended December 31, 2006, 2007 and 2008, respectively.

Capitalization of Software Developed for Internal Use

The Company has capitalized certain internal use software development costs in accordance with Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, amounting to RMB1.40 million, RMB6.49 million and RMB19.49 million (US$2.86 million) for the years ended December 31, 2006, 2007 and 2008, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly included payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal use software projects during the application development stage. The estimated useful life of software development costs is determined to be three years. The amortization expense for capitalized costs amounted to RMB1.66 million, RMB1.26 million and RMB3.44 million (US$0.50 million) for the years ended December 31, 2006, 2007 and 2008, respectively. Capitalized internal use software costs are included in fixed assets, net.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation or amortization is recorded on a straight-line basis over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Computer equipment	3 or 5 years
Internal use software development costs	3 years
Vehicles and office equipment	5 years
Leasehold improvements	over the shorter of lease terms or estimated useful lives of the assets

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

Intangible Assets

Intangible assets are carried at cost less accumulated amortization. Intangible assets, except the land use right, with a finite useful life, are amortized using the straight-line method over the estimated economic life. The land use right is amortized using a straight-line method over the shorter of the estimated economic life or the term of related land use right contract. As of December 31, 2008, intangible assets have weighted average useful lives from the date of purchase as follows:

Domain name	5 years
Customer relationships	4.9 years
Non-competition agreements	4 years
Software	9.8 years
Contract-based assets	2.4 years
Land use right	50 years

Intangible assets with an indefinite useful life are not amortized. One of the Domain Name assets acquired in July 2006 is not subject to amortization, as the remaining useful life is indefinite. The total amount assigned to this domain name is RMB9.36 million (US$1.37 million) as of December 31, 2008. In addition, in March 2008, the Company’s trademark of “BAIDU” was qualified as a China well-known trademark by the State Trademark Office. The registration costs totaled to RMB1.05 million (US$0.15 million) as of December 31, 2008 is recorded as an intangible asset not subject to amortization, as the remaining useful life is indefinite. If the intangible assets that are not being amortized are subsequently determined to have a finite useful life, the assets will be tested for impairment and then amortized prospectively over its estimated remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization. Intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

or Disposal of Long-Lived Assets. When such events occur, the Company assesses the recoverability of the assets group based on the undiscounted future cash flow the assets group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the assets group plus net proceeds expected from disposition of the assets group, if any, is less than the carrying value of the assets group. If the Company identifies an impairment, the Company reduces the carrying amount of the assets group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. There has been no impairment charges of the Company’s long-lived assets in any of the years presented.

Accounting for Impairment of Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Company assesses goodwill for impairment in accordance with SFAS No. 142 (“SFAS 142”), Goodwill and Other Intangible Assets, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by SFAS 142. Consistent with the management’s operational perspective, the Company has determined that it has only one reporting unit. Goodwill was tested for impairment in the annual impairment tests on December 31 in each year using the two-step process required by SFAS 142. First, the Company reviewed the carrying amount of the reporting unit compared to the “fair value” of the Reporting Unit based on quoted market prices of the ordinary shares. If such comparison reflected potential impairment, the Company would then prepare the discounted cash flow analyses. Such analyses are based on cash flow assumptions that are consistent with the plans and estimates being used to manage the business. An excess carrying value compared to fair value would indicate that goodwill may be impaired. Finally, if the Company determined that goodwill may be impaired, the implied fair value of the goodwill, as defined by SFAS 142, would be compared to its carrying amount to determine the impairment loss, if any. There has been no impairment of goodwill in any of the years presented.

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

Deferred Income

Deferred income represents government subsidies relating to purchased domestic equipment. Deferred income is amortized over the estimated remaining useful lives of the related fixed assets and credited as other income in the consolidated statements of income.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue Recognition

The Company recognizes revenue based on the following principles:

Online marketing services

(1)  Auction-based pay-for-performance service

The Company’s auction-based pay-for-performance (“P4P”) platform enables a customer to place its website link and related description on the Company’s search result list. The customers make bids to determine how much they are willing to pay for each click to their listings in the search results listed on the Company’s website. The amount of the customer’s bid will influence the ranking of the customer’s listing in the search results. The customer pays the Company only when a user clicks on one of its website links. Revenue is generally recognized when a user clicks on one of the customer-sponsored website links, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by Securities and Exchange Committee (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104 (“SAB 104”).

For certain P4P customers engaged through direct sales, the Company may provide certain value-added consulting support services to help its customers to better utilize its P4P online marketing system. Fees for such services are generally recognized as revenue on a pro-rata basis over the contracted service period.

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

(5)  Barter transactions

The Company engages in barter transactions occasionally and in such situation follows the provisions of Accounting Principles Board (“APB”) No. 29, Accounting for Nonmonetary Transactions. While nonmonetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, the transaction is recognized based on the carrying value of the product or services provided. The amount of revenues recognized for barter transactions was insignificant for each of the periods presented.

The Company recognizes revenues for barter transactions involving advertising in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-17, Accounting for Advertising Barter Transactions. However, neither the

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amount recognized nor the volume of such transactions qualified for income recognition was material for any of the periods presented.

According to EITF Issue No. 00-8, Accounting by a Grantee for an Equity Instrument to Be Received in Conjunction with Providing Goods or Services, if the Company provides services in exchange for equity instruments, the Company is required to measure the fair value of those equity instruments for revenue recognition purposes as of the earlier of either of the following dates:

•	The date the parties come to a mutual understanding of the terms of the equity-based compensation arrangement and a commitment for performance by the Company to earn the equity instruments is reached;

•	The date at which the Company’s performance necessary to earn the equity instruments is completed.

If, as of the measurement date, the fair value of the equity instruments received is not determinable within reasonable limits, the transaction is recognized based on the fair value of the services provided. If the fair value of both the equity instruments received and the services provided cannot be determined, no revenue is recognized for the services provided and the equity instrument received is recorded at zero carrying value. The amount of revenues recognized for such transactions was not material for any of the years presented.

(6)  Other revenue recognition related policies

If a sales contract stipulates more than one of the services described in (1), (2) and (3) above (collectively the “Services”), and the Services are considered as multiple accounting units in accordance with EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, the total revenue on such arrangements is allocated to the individual deliverables based on their relative fair values. If sufficient vendor-specific objective evidence of fair value does not exist for the allocation of revenue, the fee for the entire arrangement is recognized ratably over the term of the arrangement.

The Company engages third party distributors to deliver some of its online marketing services to end customers. In this context, the Company may provide cash incentives to distributors. The cash incentives are accounted for as reduction of revenue in accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).

Cash received in advance from customers is recorded as customer deposits. The unused cash balances remaining in customers’ accounts are included as a liability of the Company. Deferred revenue is recorded when services are provided before the applicable revenue recognition criteria set forth in SAB 104 are fulfilled.

(7)  Other services

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

Revenue is recognized net of value added tax (“VAT”) payable to, but includes the benefit of the rebate of VAT on sale of enterprise search software received or receivable from, the Chinese tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. Sales of products in the PRC are subject to a 17% VAT. Companies that fulfill certain criteria set by the relevant authorities are entitled to a refund of VAT equivalent to the excess over 3% of contracted amount paid in the month when output VAT exceeds input VAT. Such VAT rebates are recorded on an accrual basis. The VAT rebate was RMB1.01 million and RMB0.20 million for the years ended December 31, 2006 and 2007, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company started the phase-out of abovementioned services in 2006 and completed in 2008. No VAT rebate was recognized for the year ended December 31, 2008 as no software was delivered nor post-contract support services were provided during the year.

Cost of Revenues

Cost of revenues consists primarily of business taxes and surcharges, traffic acquisition costs, bandwidth costs, depreciation, payroll and related costs of operations.

The Company incurs business taxes and surcharges in connection with the provision of online marketing services, technical and consulting service fees charged by Baidu Online to VIEs and other taxable services in the PRC. According to EITF 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement, the Company includes the business tax and surcharges incurred on its online marketing revenues in cost of revenues. The business tax and surcharges in cost of revenues for the years ended December 31, 2006, 2007 and 2008 were RMB51.83 million, RMB108.78 million and RMB200.09 million (US$29.33 million), respectively. Traffic acquisition costs represent the amounts paid or payable to Baidu Union members from which the Company generates revenues. These payments are primarily based on revenue sharing arrangements under which the Company pays its Baidu Union members a percentage of the fees it earns from its online marketing customers, primarily generated by click-throughs as a result of users of that member’s properties.

Advertising Expenses

Advertising expenses, primarily advertisements through media publications, are included in “Selling, general and administrative expense” on the consolidated statements of income and are expensed when incurred. Advertising expenses for the years ended December 31, 2006, 2007 and 2008 were RMB19.69 million, RMB19.83 million and RMB29.22 million (US$4.28 million), respectively.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs. The Company has expensed substantially all development costs included in the research and development of products and new functionality added to the existing products as incurred, except for certain core technologies with alternative future uses.

Leases

Leases have been classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Company has no capital leases for the years ended December 31, 2006, 2007 and 2008.

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

The Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, on January 1, 2007. FIN 48 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company did not incur a cumulative effect

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

adjustment upon adoption of FIN 48 nor did the standard have any impact on the Company’s financial statements for the years ended December 31, 2007 and 2008. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of income. As of and for the years ended December 31, 2007 and 2008, no unrecognized tax benefits or interest and penalties have been recognized.

In general, the PRC and Japanese tax authorities have up to five years to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2004-2008 and the Japanese subsidiary’s tax years 2006-2008 remain open to examination by the respective taxing jurisdictions.

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

Share-based Compensation

The Company adopted SFAS No. 123 (revised 2004) (“SFAS 123R”), Share-Based Payment, using the modified prospective transition approach from January 1, 2006, prior to which the Company accounted for share-based compensation arrangements with employees in accordance with the provisions of APB Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees, and related interpretations thereof. Pursuant to SFAS 123R, the Company recognized share-based compensation expense over the requisite service periods for any share-based awards granted after December 31, 2005 based on the fair values of all share-based awards on the dates of grant. The Company continues to account for share options that were granted prior to the initial public filing of the Company’s F-1 registration statement with the SEC on July 12, 2005 but that remained unvested at December 31, 2005 under the provision of APB 25. For share-based awards granted after the initial public filing but prior to January 1, 2006, the compensation cost related to the unvested portion is recognized based on the grant date fair values of those awards.

The adoption of SFAS 123R resulted in a cumulative benefit from accounting change of RMB4.60 million in 2006, which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense. As a result of adopting SFAS 123R, income before income taxes and net income for the year ended December 31, 2006, were RMB9.10 million (US$1.17 million) and RMB4.49 million (US$0.58 million) less than that had the Company continued to account for share-based compensation under APB 25. Furthermore, basic and diluted earnings per Class A and Class B ordinary shares for the year ended December 31, 2006 were approximately RMB0.13 and RMB0.13 (US$0.02) less than that had the Company continued to account for share-based compensation under APB 25.

The Company recognizes share-based compensation after the date of adoption of SFAS 123R using the accelerated method for all share-based awards issued prior to January 1, 2006, other than those options accounted for under APB 25. The Company has elected to recognize share-based compensation after the date of adoption of SFAS 123R using the straight-line method for all share-based awards issued after January 1, 2006, which results in the recognition of less share-based compensation in the first several years of the vesting period compared to that which would have been recognized had the Company used the accelerated method. Forfeitures have been estimated based on historical experience and periodically reviewed.

The Company accounts for share awards issued to non-employees in accordance with the provisions of SFAS 123R and EITF Issue No. 96-18 (“EITF 96-18”), Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Under SFAS 123R and

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EITF 96-18, the Company uses the Black-Scholes option pricing model method to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation.

The Company adopted SEC Staff Accounting Bulletin No. 107 in 2006, which requires share-based compensation to be presented in the same manner as cash compensation rather than as a separate line item.

Share Repurchase Program

On December 16, 2008, a resolution was passed during the 2008 annual general meeting of shareholders approving the Company to repurchase of its Class A ordinary shares represented by American depositary shares (“ADSs”) before the end of 2009. The repurchases can be made from time to time in the open market or in negotiated transactions subject to market conditions, the trading price of ADSs and other factors. As part of its share repurchase program, the Company entered into two separate share repurchase arrangements with a financial institution as follows:

(a) In December 2008, the Company entered into a structured share repurchase program which requires the Company to make an upfront cash payment in exchange for the right to receive the Company’s own ordinary shares or cash at the expiration of the agreement, depending on the closing price of the Company’s ordinary share at the maturity date. Upon settlement of the structured share repurchase program, the Company either (i) receives the upfront cash payment returned with a premium if the closing market price of the Company’s ordinary share is at or above a predetermined price or (ii) a predetermined number of the Company’s ordinary shares if the closing market price is below the predetermined price. Pursuant to the structured share repurchase program, the Company made an upfront payment of US$10 million to the financial institution on December 24, 2008. The upfront cash payment was recorded in shareholders’ equity as a reduction to additional paid-in capital in accordance with EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. The settlement either in the form of cash or shares by the financial institution at the maturity date will be treated as an equity transaction by the Company.

(b) In December 2008, the Company also entered into a preset share repurchase program which engages the financial institution to act as a broker on behalf of the Company to repurchase ADSs in the open market based on a predetermined quantity and price range. Pursuant to the preset share repurchase program, the Company made an upfront payment of US$10 million to the financial institution on December 31, 2008 to repurchase up to an aggregate of US$10 million of ADSs during an agreed period. The Company may cancel the preset repurchase program with the financial institution at any time so long as the Company provides a three-day notice to the financial institution. The upfront US$10 million cash has no restriction otherwise and can be withdrawn by the Company at any time. The repurchased shares are considered cancelled under Cayman Islands law and the difference between the par value and the repurchase price is debited to retained earnings.

Earning Per Share (“EPS”)

The Company computes earnings per Class A and Class B ordinary shares in accordance with SFAS No. 128 (“SFAS 128”), Earnings per Share, using the two class method. Under the provisions of SFAS 128, basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation. Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options and restricted shares subject to cancellation. The dilutive effect of outstanding stock options and restricted shares is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted net income per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net income per share of Class B ordinary shares does not assume the conversion of those shares.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As a result, and in accordance with EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted net income per share of Class A ordinary shares, the undistributed earnings are equal to net income for that computation.

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

	For the Years Ended December 31,
	2006		2007		2008
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$

Numerator:
Allocation of undistributed earnings	137,874	163,892	428,128	200,840	772,330	113,203	275,778	40,422
Denominator:
Weighted average of issued shares outstanding	15,209,525	18,080,464	23,056,501	10,816,110	25,214,154	25,214,154	9,003,290	9,003,290
Weighted average of options exercised but related shares not yet issued (as below)	707	—	—	—	—	—	—	—

Denominator used for basic earnings per Class A and Class B ordinary shares	15,210,232	18,080,464	23,056,501	10,816,110	25,214,154	25,214,154	9,003,290	9,003,290
Basic earnings per Class A and Class B ordinary shares	9.06	9.06	18.57	18.57	30.63	4.49	30.63	4.49

Numerator:
Allocation of undistributed earnings for diluted computation	133,739	168,027	420,463	208,505	765,509	112,203	282,599	41,422
Reallocation of undistributed earnings as a result of conversion of Class B to Class A shares	168,027	—	208,505	—	282,599	41,422	—	—

Allocation of undistributed earnings-diluted	301,766	168,027	628,968	208,505	1,048,108	153,625	282,599	41,422
Denominator:
Weighted average ordinary shares outstanding-basic	15,210,232	18,080,464	23,056,501	10,816,110	25,214,154	25,214,154	9,003,290	9,003,290
Conversion of Class B to Class A ordinary shares	18,080,464	—	10,816,110	—	9,003,290	9,003,290	—	—
Employee stock options	1,215,898	1,133,210	851,754	695,130	500,046	500,046	357,512	357,512

Denominator used for diluted earnings per Class A and Class B ordinary shares	34,506,594	19,213,674	34,724,365	11,511,240	34,717,490	34,717,490	9,360,802	9,360,802
Diluted earnings per Class A and Class B ordinary shares	8.75	8.75	18.11	18.11	30.19	4.43	30.19	4.43

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS Statement No. 141 (revised 2007) (“SFAS 141R”), Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. The impact of the adoption of SFAS 141R on the Company’s consolidated results of operations and financial condition will be largely dependent on the size and nature of the business combinations completed after the adoption of this statement.

In December 2007, the FASB issued SFAS No. 160 (“SFAS 160”), Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. This statement affects the entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 has no impact on the Company’s consolidated results of operations and financial condition.

In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 and FSP No. 157-2, Effective Date of FASB Statement No. 157, which collectively remove certain leasing transactions from the scope of SFAS 157 and partially delay the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities. In October 2008, the FASB issued FSP SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which clarifies the application of SFAS No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. The adoption of FSP No. 157-1, FSP No. 157-2 and FSP No. 157-3 has no material impact on the Company’s consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161 (“SFAS 161”), Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133 (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities SFAS 161 requires entities to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect the adoption of SFAS 161 to have any material effect on its consolidated results of operations and financial condition.

In April 2008, the FASB issued FSP No. FAS 142-3 (“FSP 142-3”), Determination of the Useful Life of Intangible Assets. FSP142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS 142, and applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 also requires entities to disclose information for all intangible assets, recognized as of and subsequent to the effective date of FSP 142-3 to provide effects of the entity’s intent or ability to renew or extend the arrangement associated with the intangible assets on expected cash flows associated with the intangible assets. FSP 142-3 is effective for intangible assets acquired after December 15, 2008 and early application is prohibited. The Company is currently evaluating whether the adoption of FSP 142-3 will have a significant effect on its consolidated results of operations and financial condition.

In May 2008, the FASB issued SFAS No. 162 (“SFAS 162”), The Hierarchy of Generally Accepted Accounting Principles. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. GAAP (the GAAP hierarchy). SFAS 162 became effective November 15, 2008. The Company does not expect the adoption of SFAS 162 to have a material effect on its consolidated results of operations and financial condition.

In June 2008, the EITF issued EITF Issue No. 07-5 (“EITF 07-5”), Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008. EITF 07-5 does not permit early adoption for an existing instrument. The Company does not expect the adoption of EITF 07-5 will have a material effect on its consolidated results of operations and financial condition.

In June 2008, the FASB issued FSP EITF Issue No. 03-6-1(“FSP EITF 03-6-1”), Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. FSP EITF 03-6-1 clarifies that share-based payment awards that entitle their holders to receive nonforfeitable dividends or dividend equivalents before vesting should be considered participating securities. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 on a retrospective basis. The Company has not granted any share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents before vesting since incorporation. The Company is currently evaluating the potential impact, if any, of the adoption of EITF 03-6-1 on its consolidated results of operations and financial condition.

In November 2008, the FASB ratified EITF Issue No. 08-7 (“EITF 08-7”), Accounting for Defensive Intangible Assets, EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141R and SFAS 157. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of EITF 08-7 on its consolidated results of operations and financial condition.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, short-term investments and accounts receivable. The Company has RMB2.66 billion (US$390.39 million) in cash and cash equivalents, and short-term investments. The Company has approximately RMB 2.21 billion (US$323.85 million) in cash, bank deposits and money market funds in the PRC, which constitute about 83% of total cash and cash equivalents and short-term investments. Since the global financial crisis during the third quarter of 2008, the risk of bankruptcy of those banks in which the Company has deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, it may be unlikely to claim its deposits or investments back in full. The Company continues to monitor the financial strength of the financial institutions.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

No customer or other Baidu Union member generated greater than 10% of total revenues in any of the periods presented.

The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Currency convertibility risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Concentration of Risks

Foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and short-term investments denominated in the U.S. dollar. The functional currency of the Company is US$, and the reporting currency is RMB. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the US$ against RMB was approximately 6.47% in 2008. Any significant revaluation of RMB may materially and adversely affect the cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in U.S. dollars. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses when translating the net assets of the Company from the U.S. dollar into RMB.

The functional currency of the subsidiaries in Japan is Japanese Yen (“JPY”), and the reporting currency is RMB. During 2008, JPY appreciated by approximately 15% against RMB. The appreciation of JPY against RMB results in foreign currency translation gains when translating the net assets into RMB.

For the years ended December 31, 2006, 2007 and 2008, the net foreign currency translation loss resulting from the translation from the respective functional currencies to the RMB reporting currency is recorded in the Company’s other comprehensive loss was RMB28.25 million, RMB48.26 million and RMB27.60 million (US$4.0 million) respectively.

Comparative Information

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current year’s presentation to facilitate comparison.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	SHORT-TERM INVESTMENTS

	December 31,
	2007	2008	2008
	RMB	RMB	US$
	(In thousands)

Trading securities:
— Money market funds	129,665	—	—
Held-to-Maturity securities:
— Fixed rate investments	112,372	140,033	20,525
— Adjustable rate investments	—	161,211	23,629

	242,037	301,244	44,154

During the years ended December 31, 2006, 2007 and 2008, the Company recorded short-term investment gains and interest income of RMB0.34 million, RMB5.25 million and RMB8.75 million (US$1.28 million) in the consolidated statements of income, respectively.

As of December 31, 2008, short-term investments of RMB140.03 million (US$20.53 million) are fixed rate investments with the original maturity of less than one year. The fixed rate investments in commercial banks are guaranteed by a financial institution wholly-owned by the PRC central government. In addition, as of December 31, 2008, short-term investments of RMB161.21 million (US$23.63 million) are adjustable rate investments issued by a financial institution, with the original maturity of less than one year. These adjustable rate investments are structured notes in nature with an adjustable interest rate depending on whether a reference interest rate index (i.e. LIBOR) is within a predetermined range.

As of December 31, 2008, the fair value of short-term investments is RMB304.25 million (US$44.59 million) with gross unrecognized gain of RMB3.01 million (US$0.44 million).

The following table summarizes the estimated fair value of our held-to-maturity securities (in thousands):

		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair	Fair
	Value	Gains	Losses	Value	Value
	RMB	RMB	RMB	RMB	US$

Short-term investments:
Fixed-rate investments	140,033	1,487	—	141,520	20,743
Adjustable-rate investments	161,211	1,517	—	162,728	23,852

Total	301,244	3,004	—	304,248	44,595

4.	ACCOUNTS RECEIVABLE

	December 31,
	2007	2008	2008
	RMB	RMB	US$
	(In thousands)

Accounts receivable	67,855	101,338	14,854
Less: Allowance for doubtful accounts	(3,581)	(8,561)	(1,255)

	64,274	92,777	13,599

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006	2007	2008	2008
	RMB	RMB	RMB	US$

Movements in allowance for doubtful accounts
Balance at the beginning of the year	4,643	4,211	3,581	525
Amounts charged to (credited against) costs and expenses	(310)	(243)	7,390	1,083
Write-offs	(122)	(387)	(2,410)	(353)

Balance at the end of the year	4,211	3,581	8,561	1,255

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2007	2008	2008
	RMB	RMB	US$
	(In thousands)

Deposits	8,680	10,777	1,580
Prepaid expenses	6,234	11,194	1,641
Advances to suppliers	8,930	9,080	1,331
Interest receivable	1,556	2,887	423
Receivables from employees	7,115	5,878	861
Receivables from service provider*	29,744	1,836	269
Prepaid income taxes	—	38,312	5,616
Other	3,737	43	6

	65,996	80,007	11,727

*	Since 2006, the Company has used a broker to facilitate the cashless exercises of share options by employees. As of December, 31, 2007, the exercise price and employee withholding taxes receivable from the broker totaled RMB29.74 million, which is recorded in receivables from service provider. In 2008, since the company changed the service provider, the outstanding balance of the receivables from service provider decreased significantly due to more timely settlement with the current service provider.

6.	FIXED ASSETS

	December 31,
	2007	2008	2008
	RMB	RMB	US$
	(In thousands)

Leasehold improvements	37,736	43,132	6,322
Computer equipment	775,637	944,807	138,484
Capitalized software costs	7,081	26,811	3,930
Office equipment	14,096	17,134	2,511
Vehicles	3,703	4,019	589

	838,253	1,035,903	151,836
Less: Accumulated depreciation	(278,007)	(535,199)	(78,446)
Construction in progress	118,640	289,010	42,361

	678,886	789,714	115,751

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company started the construction of its new headquarters building in 2007. The direct cost of RMB102.05 million and RMB172.29 million (US$25.25 million) related to this construction were capitalized as construction in progress for the years ended December 31, 2007 and 2008, respectively.

Deprecation expenses was RMB64.10 million, RMB170.13 million and RMB259.64 million for the years ended December 31, 2006, 2007 and 2008, respectively.

7.	GOODWILL AND INTANGIBLE ASSETS

During 2006, the Company acquired online marketing properties and related assets accounted for as business combinations, resulting in the recognition of RMB38.03 million of acquired goodwill. In 2007, the Company paid cash consideration payments of RMB3.78 million upon resolution of contingent consideration arrangements related to the acquisitions made in 2006, which resulted in an increase in goodwill. In addition, in 2007, the Company purchased a customer relationship intangible from a third party distributor for RMB5.32 million (US$0.73 million). The changes in the carrying amount of goodwill are as follows:

	2007	2008	2008
	RMB	RMB	US$
	(In thousands)

Balance as of January 1	47,316	51,093	7,489
Goodwill acquired	3,788	—	—
Foreign currency translation adjustment	(11)	(11)	(2)

Balance as of December 31	51,093	51,082	7,487

Intangible assets consist of the following:

	As of December 31, 2007
	Gross		Net
	Carrying	Accumulated	Carrying
	Value	Amortization	Value
	RMB	RMB	RMB
	(In thousands)

Domain names	24,304	(9,839)	14,465
Customer relationships	31,363	(8,659)	22,704
Non-compete agreements	1,022	(448)	574
Software	3,221	(585)	2,636
Contract-based assets	210	(129)	81

	60,120	(19,660)	40,460

	As of December 31, 2008
	Gross		Net	Net
	Carrying	Accumulated	Carrying	Carrying
	Value	Amortization	Value	Value
	RMB	RMB	RMB	US$
	(In thousands)

Domain names	24,184	(12,724)	11,460	1,680
Customer relationships	31,363	(15,234)	16,129	2,364
Non-compete agreements	1,022	(703)	319	47
Software	3,221	(916)	2,305	338
Contract-based assets	210	(210)	—	—
Well-known trademark	1,050	—	1,050	153

	61,050	(29,787)	31,263	4,582

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amortization expense for the years ended December 31, 2006, 2007 and 2008 was RMB6.33 million, RMB9.15 million and RMB10.13 million (US$1.48 million), respectively. Estimated amortization expense of the existing intangible assets for the each of next five years is as follows:

	RMB	US$
	(In thousands)

For the year ending December 31, 2009	8,343	1,223
2010	6,284	921
2011	3,732	547
2012	1,307	192
2013	363	53

During 2007, Baidu Online acquired a land use right to build its new corporate headquarter. The changes in the carrying amount of land use right are as follows:

	2007	2008	2008
	RMB	RMB	US$
	(In thousands)

Gross carrying value	97,611	97,611	14,307
Accumulated amortization	(1,139)	(3,091)	(453)

Net carrying value	96,472	94,520	13,854

Amortization expense for the years ended December 31, 2006, 2007 and 2008 was nil, RMB1.14 million and RMB1.95 million (US$0.29 million) respectively. Estimated amortization expense of the existing land use right for the each of next five years is as follows:

	RMB	US$
	(In thousands)

For the year ending December 31,
2009	1,952	286
2010	1,952	286
2011	1,952	286
2012	1,952	286
2013	1,952	286

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2007	2008	2008
	RMB	RMB	US$
	(In thousands)

Accrued payroll and welfare	29,815	51,686	7,576
Accrued operating expenses*	62,352	102,843	15,074
Taxes payable	56,446	84,524	12,389
Distributors’ deposits	2,662	4,671	685
Purchase of fixed assets	126,992	57,414	8,415
Traffic acquisition costs	40,788	62,497	9,160
Bandwidth costs	12,992	15,680	2,298
Professional expenses	11,800	17,062	2,501
Other	15,463	26,652	3,907

	359,310	423,029	62,005

*	The increase in accrued operating expenses was mainly from the incentives accrued for advertising agents and increase in payroll related accrual.

9.	DEFERRED REVENUE

	December 31,
	2007	2008	2008
	RMB	RMB	US$
	(In thousands)

Online marketing services	11,702	3,441	504
Other services	130	—	—

	11,832	3,441	504

10.	INCOME TAXES

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and VIEs in the PRC and Japan. It also has intermediate holding companies in the British Virgin Islands (“BVI”) and Hong Kong. Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands and BVI withholding tax will be imposed. Under the Hong Kong tax laws, Baidu Hong Kong is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

Prior to January 1, 2008, the Company’s subsidiaries and VIEs were governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises (the “FIE”) and Foreign Enterprises, and the Enterprise Income Tax laws of the PRC respectively (the “Previous IT Law”). Under the Previous IT Law, the Company’s PRC subsidiaries and VIEs were generally subjected to enterprise income taxes at a statutory rate of 33% (30% state income tax plus 3% local income tax) while certain preferential tax treatments were granted for qualified businesses. The Company’s PRC subsidiaries were entitled to preferential tax rates and special tax holidays.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Baidu Online, being a foreign invested enterprise, was recognized as a “Technologically Advanced Enterprise” by the Beijing Municipal Bureau of Commerce and thus entitled to a preferential tax rate of 10% from 2006 to 2007.

•	Baidu China, being a foreign invested enterprise, has been granted “Software Enterprise” status and thus entitled to a “tax holiday” for a full exemption from EIT from 2006 to 2007, and a 50% tax reduction (at 12.5%) from 2008 to 2010.

•	Baidu Times, being a foreign invested enterprise, had been recognized as a “High and New Technology Enterprise” and thus entitled to a reduced EIT rate of 15% upon expiration of the tax holiday, as well as exemption from local income tax. The tax holiday granted to Baidu Times was for a full exemption from EIT from 2006 to 2008, and a 50% tax reduction (at 7.5%) from 2009 to 2011.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law (“the New EIT Law”), which became effective on January 1, 2008 and has replaced the previous separate income tax laws for domestic enterprises and FIEs by adopting an unified 25% enterprise income tax rate applicable to all resident enterprises in China, including FIEs and foreign enterprises operating in the PRC, except for certain entities that are eligible to tax holidays and entities enjoying tax holidays under the Previous IT Law grandfathered by the New EIT Law. In accordance with the implementation rules of the New EIT Law, a qualified “High and New Technology Enterprise” under the New EIT Law will be granted the preferential tax rate of 15%. Baidu Online and Baidu Times are recognized as “High and New Technology Enterprises” under the New EIT Law by relevant authorities effective from fiscal year 2008. Therefore, Baidu Online enjoys the reduced EIT rate of 15% and Baidu Times is eligible to enjoy its remaining tax holiday granted under the Previous IT Law. Baidu China, as a certified “Software Company” in Pudong Shanghai, has been entitled to 2-year exemption for years 2006 and 2007 and subsequent 50% tax rate reduction for years 2008 to 2010 with 25% tax rate used as the basis for the 3-year 50% reduction.

Under the New EIT Law, dividends paid by a FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax, which were exempt under the Previous IT Law. Thus, the dividends, if and when payable by Baidu Online to Baidu Cayman, would be subject to 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. The above mentioned tax arrangement was signed between PRC and Hong Kong. Thus, the dividends, if and when payable by Baidu Times and Baidu China to Baidu HK, would be subject to 5% withholding tax rather than statutory rate of 10%. Furthermore, pursuant to the interpretation under Article 4 of Cai Shui [2008] Circular No. 1 of the New EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax.

The New Income Tax Law stipulates that a resident enterprise, which includes an enterprise established outside of the PRC with management and control located in the PRC, will be subject to PRC income tax on its worldwide income. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%. The Company will continue to monitor its tax status.

Japan

Baidu Japan with a paid-in capital in excess of JPY100 million is subject to national income tax of 30%. Baidu Japan is also subject to inhabitants tax, assessed by both prefectures and municipalities. Inhabitants tax is computed as a percentage of national income tax. The per capita tax is based on the company’s capitalization and the number of employees. In addition, Baidu Japan is subject to a corporate enterprise tax on a pro forma basis based on the amount of taxable profit subject to the corporate tax, added-value components, (e.g., labor costs, net interest and rental payments, income/loss for current year) and a capital component. Baidu Japan has been in a cumulative loss position since its inception.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company had minimal operations in jurisdictions other than the PRC and Japan. Income (loss) before income taxes consists of:

	For the Years Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
	(In thousands)

PRC	328,428	699,332	1,360,326	199,388
Non-PRC	(19,009)	(83,116)	(196,147)	(28,750)

	309,419	616,216	1,164,179	170,638

The pre-tax losses from non-PRC operations consists primarily of the operating costs, administration expenses, interest income and charges for share-based compensation.

Income taxes consist of:

	For the Years Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
	(In thousands)

Current income tax	15,500	19,409	129,885	19,038
Reinvestment tax refund	—	(21,198)	—	—
Deferred income tax benefit	(3,244)	(39,691)	(58,553)	(8,582)
Valuation allowance	—	28,728	44,739	6,557

	12,256	(12,752)	116,071	17,013

The reconciliation of tax computed by applying respective statutory income tax rate to pre-tax income is as follows Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data):

	For the Years Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$

Expected taxation at PRC EIT statutory rate*	102,108	203,352	291,045	42,660
Effect of differing tax rates in different jurisdictions	6,273	(1,486)	3,533	518
Permanent differences — non-taxable income	(438)	(1,325)	(2,121)	(311)
Permanent differences — non-deductible expenses	1,295	2,410	2,703	396
Tax incentives relating to R&D expenditures (see below**)	(8,652)	(8,791)	(17,848)	(2,616)
Effect of tax exemption and reduction inside PRC	(86,732)	(214,442)	(205,980)	(30,191)
Reinvestment tax refund	—	(21,198)	—	—
Addition to (reversal of) valuation allowance	(1,598)	28,728	44,739	6,557

Taxation for the year	12,256	(12,752)	116,071	17,013

Effective tax rate	4.0%	(2.1)%	9.97%	9.97%
Basic earnings per Class A and Class B ordinary shares effect of tax exemptions and reductions inside PRC	2.61	6.33	6.02	0.88

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

*	The statutory EIT rate was 33% for the years ended December 31, 2006 and 2007, and was changed to 25% for the year ended December 31, 2008.

**	Baidu Online and Baidu China enjoyed an additional tax incentive relating to its research and development expenses. The Company has claimed an additional tax deduction amounting to 50% of the current year’s research and development expenses. The amount that exceeds the current year’s taxable profit would be able to be carried forward for up to the following five years’ utilization. In 2006, 2007 and 2008, the Company has no deductible research and development expenses carried forward.

The Company’s effective tax rate increased from fiscal year 2007, primary due to Baidu China had been entitled to tax exemption for year 2007 and subsequently was subject to 12.5% tax rate for year 2008; also due to the cessation of reinvestment credit under the New EIT Law. Prior to the New EIT Law, a foreign investor may be eligible for a tax refund when it reinvests its share of accumulated profits from an existing FIE to increase the registered capital of the existing FIE. In 2007, Baidu Holdings obtained such a reinvestment tax refund, as it increased the registered capital in Baidu Online by reinvesting the retained earnings of Baidu Online. The preferential tax refund was repealed in the New EIT Law.

The tax effects of temporary differences that give rise to the deferred tax balance at December 31, 2007 and 2008 are as follows:

	December 31
	2007	2008	2008
	RMB	RMB	US$
	(In thousands)

Provision for doubtful receivables	680	1,548	227
Deferred revenue	155	0	—
Fixed assets	13,410	24,984	3,662
Net operating loss carry-forward	30,157	73,357	10,752
Other	2,629	5,695	835

Deferred tax assets	47,031	105,584	15,476
Valuation allowance	(28,728)	(73,467)	(10,768)

Deferred tax assets, net	18,303	32,117	4,708

The Company does not believe that sufficient positive evidence exists to conclude that the recoverability of Baidu Japan and Baidu Hong Kong’s net deferred tax assets is more likely than not to be realized. Consequently, the Company has provided full valuation allowances on the related net deferred tax assets.

As of December 31, 2008, the Company had net operating losses of approximately RMB183.64 million (US$26.92 million) from Baidu Japan, Baidu HK and BaiduPay, which can be carried forward to offset future net profit for income tax purposes. The Japan net operating loss will expire beginning 2015; the PRC net operating loss will expire beginning 2014; and the HK net operating loss can be carried forward without expiration date.

The Company has evaluated its income tax uncertainty under FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. As of the twelve month period ended December 31, 2008, there is no significant tax uncertainty impact on its financial position and result of operations.

The Company did not provide for deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries and its VIEs as of December 31, 2008. The Company intends to permanently

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reinvest foreign subsidiaries’ earnings. If these foreign earnings were to be repatriated in the future, the related tax liability may be reduced by any foreign income taxes previously paid on these earnings. In the case of its VIEs, undistributed earnings were insignificant as of each of the balance sheet dates. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

11.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of subsidiaries of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the required contributions. The total amounts for such employee benefits, which were expensed as incurred, were RMB32.62 million, RMB55.12 million and RMB98.18 million (US$14.39 million) for the years ended December 31, 2006, 2007 and 2008, respectively.

12.	COMMITMENTS AND CONTINGENCIES

Capital commitments

The Company’s capital commitments relate primarily to leasehold improvements and building construction. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB149.41 million (US$21.90 million) at December 31, 2008. All of these capital commitments are to be fulfilled within the next year.

Operating lease commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Total rental expense under all operating leases was RMB17.26 million, RMB45.41 million and RMB68.86 million (US$10.09 million) for the years ended December 31, 2006, 2007 and 2008, respectively.

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following at December 31, 2008:

	RMB	US$
	(In thousands)

2009	194,665	28,533
2010	131,872	19,329
2011	2,191	321
2012 and thereafter	—	—

	328,728	48,183

Litigation

Baidu Netcom, Baidu China and Baidu Online were involved in certain cases pending in various PRC courts and arbitration as of December 31, 2008. These cases include copyright infringement cases, unfair competition cases, and defamation cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could result in a loss of revenue or otherwise harm the business of the Company.

As of December 31, 2008, the plaintiffs associated with various cases claimed an aggregate remedy of RMB67.3 million (US$9.86 million). Although the results of litigation and claims cannot be predicted with

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

certainty, the Company does not expect that the outcome of the matters discussed above will result in a material adverse effect on its business, consolidated financial position, results of operations or cash flow.

13.	ORDINARY SHARES

Upon completion of the initial public offering (“IPO”) in August 2005, 16,648,877 Class B Ordinary shares were issued upon conversion of all convertible preferred shares. In addition, immediately following the closing of the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital consisted of 870,400,000 ordinary shares at a par value of US$0.00005 per share, of which 825,000,000 shares were designated as Class A ordinary shares, 35,400,000 as Class B ordinary shares, and 10,000,000 shares designated as preferred shares. The 10,000,000 preferred shares were converted into ordinary shares in 2005. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. There were 12,355,318, 2,133,176 and 122,856 Class B ordinary shares transferred to Class A ordinary shares in 2006, 2007 and 2008, respectively.

As of December 31, 2008 there were 25,641,847 and 8,873,986 Class A and Class B ordinary shares outstanding, respectively.

14.	RETAINED EARNINGS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s PRC subsidiaries, being foreign invested enterprises established in China, are required to provide for certain statutory reserves, namely a general reserve fund, an enterprise expansion fund and a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in their PRC statutory accounts. Each of the Company’s subsidiaries is required to allocate at least 10% of its after-tax profits to a general reserve fund until such fund has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors of the Company’s subsidiaries.

In accordance with the China Company Laws, the Company’s VIEs must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely a statutory surplus fund, a statutory public welfare fund and a discretionary surplus fund. Each of the Company’s VIEs is required to allocate at least 10% of its after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to the statutory public welfare fund is 5% to 10% of the after-tax profits as reported in the PRC statutory accounts. Effective from January 1, 2006, under the revised China Company Laws, appropriation to the statutory public welfare fund is no longer mandatory. Appropriations to the discretionary surplus fund are made at the discretion of the Company’s VIEs.

General reserve and statutory surplus funds are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare funds are restricted to capital expenditures for the collective welfare of employees. The reserves are

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation.

	December 31,
	2007	2008	2008
	RMB	RMB	US$
	(In thousands)

PRC statutory reserve funds	90,135	136,034	19,939
Unreserved retained earnings	841,601	1,843,810	270,253

	931,736	1,979,844	290,192

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid up capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of VIEs in which the Company has no legal ownership, totaling approximately RMB550.53 million and RMB803.77 million(US$117.81 million) as of December 31, 2007 and 2008, respectively.

15.	SHARE-BASED AWARDS PLAN

In January 2000, the Company adopted the 2000 Option Plan (the “2000 Plan”). The 2000 Plan provides for the granting of share options and restricted ordinary shares to employees and consultants of the Company. Options granted under the 2000 Plan may be either incentive share options or nonqualified share options. Incentive share options (“ISO”) may be granted only to Company employees (including officers and directors who are also employees). Nonqualified share options (“NSO”) may be granted to Company employees and consultants. The Company has reserved 5,040,000 ordinary shares for issuance under the 2000 Plan. Under the 2000 Plan, which expires in ten years, options granted generally vest 25% after the first year of service and ratably each month over the remaining 36-month period.

Under the 2000 Plan, the employees may exercise their options immediately, if such provisions are provided in the award agreement, but the Company has a right to repurchase unvested shares at the amount equal to the original purchase price paid by the grantee for each such share. The right to repurchase lapses at the rate of at least twenty percent of the shares subject to the award per year over five years from the date the award is granted (without respect to the date the award was exercised or became exercisable). Such repurchase right is exercisable at any time (i) during the 90-day period following employee termination date, or (ii) during the 90-day period following an exercise of the option that occurs after employee termination date. The contractual term of options granted is generally five years.

In December 2008, the Company amended the 2000 Plan by adding a new section regarding adjustment of exercise price. The exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the 2000 Plan administrator, which is the Board of Directors, and the determination of which shall be final, binding and conclusive. A downward adjustment of the exercise prices shall be effective without the approval of the Company’s shareholders or the approval of the affected grantees.

Starting from February 15, 2006, the Company has granted restricted Class A ordinary shares (“Restricted Shares”) of the Company under the 2000 Plan, which generally vest 50% after the first year of service and ratably each month over the remaining 12-month period. Terms for Restricted Shares are the same as share options except that Restricted Shares do not require exercise and generally have a two-year vesting term. The contractual term of Restricted Shares granted is generally five years.

In December 2008, the Company adopted 2008 share incentive plan (the “2008 Plan”). The 2008 Plan provides for the granting of share incentives, which include ISO, restricted shares and any other form of award pursuant to the 2008 Plan, to members of the board, employees and consultants of the Company. The Company may grant ISOs only to its employees. The Company has reserved 3,428,777 ordinary shares for issuance under the 2008 Plan,

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

which expires in ten years. The vesting schedule, time and condition to exercise options will be determined by the compensation committee. The term of the options may not exceed ten years from the date of the grant, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of the Company’s share capital.

Under the 2008 Plan, the exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the compensation committee, and the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or exchange rules, a downward adjustment of the exercise prices shall be effective without the approval of the Company’s shareholders or the approval of the affected grantees. If the Company grants an ISO to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of the Company’s share capital, the exercise price cannot be less than 110% of the fair market value of the Company’s ordinary shares on the date of that grant.

The following table summarizes the option activity for the year ended December 31, 2008:

	Number			Weighted-Average	Aggregate
	of	Weighted-Average		Remaining	Intrinsic
Share Option	Shares	Exercise Price		Contractual Life	Value (US$)
				(Years)	(In thousands)

Outstanding, December 31, 2007	675,233	US$	26.24
Granted	42,706	US$	247.05
Exercised	(364,536)	US$	11.29
Forfeited/Cancelled	(20,569)	US$	24.15
Expired	(4,741)	US$	3.11
Outstanding, December 31, 2008	328,093	US$	72.06	1.95	24,681
Vested and expected to vest at December 31, 2008	321,566	US$	70.02	1.92	24,547
Exercisable at December 31, 2008	217,771	US$	38.21	1.43	20,844

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2008 and the exercise price.

Total intrinsic value of options exercised for the three years ended December 31, 2006, 2007 and 2008 was RMB396.32 million, RMB559.59 million and RMB465.25 million (US$68.19 million), respectively.

As of December 31, 2008, there was RMB43.50 million (US$6.38 million) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.04 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

Restricted shares activity for the year ended December 31, 2008 was as follows:

		Weighted
		Average
		Grant Date
Restricted Shares	Number of Shares	Fair Value

Nonvested, December 31, 2007	71,079	US$	157.11
Granted	32,184	US$	271.87
Vested	(18,308)	US$	129.28
Forfeited	(2,573)	US$	189.18
Nonvested, December 31, 2008	82,382	US$	210.76

As of December 31, 2008, there was RMB57.55 million (US$8.44 million) unrecognized share-based compensation cost related to restricted shares. That deferred cost is expected to be recognized over a

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

weighted-average vesting period of 1.32 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

The fair value of each option award was estimated on the date of grant using the Black-Scholes Method valuation model. The volatility assumption was estimated based on the volatilities of comparable public companies and limited historical volatility of the Company’s share price applying the guidance provided by Staff Accounting Bulletin No. 107, Share-Based Payment. Assumptions about the expected term were based on the vesting and contractual terms, employee demographics and the expected term of the similar companies. The Company considered the comparable data because the Company has limited relevant historical information to support the expected exercise behavior of employees who have been granted options. This relevant historical information is limited because the Company has been a public company only since August 2005. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

	2006	2007	2008

Risk-free interest rate	1.98%~3.14%	4.54%~5.03%	1.74%~2.60%
Dividend yield	—	—	—
Expected volatility range	82.55%~84.80%	63.94%~72.90%	63.52%~70.82%
Weighted average expected volatility	84.67%	68.28%	66.54%
Expected life (in years)	0.91~2.49	1~2.6	1.63~2.64

In addition, the Company applies an expected forfeiture rate in determining the grant date fair value of the option grants. The estimation of the forfeiture rate was based primarily upon historical experience of employee turnover. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the quarter of revision, as well as in following quarters. During the year ended December 31, 2008, the Company decreased the forfeiture rate for both the executive group and the employee group primarily due to changes in historical employee turnover rates.

The table below summarizes the weighted average fair value and exercise price of share options granted:

	2006	2007	2008
	US$	US$	US$

Weighted average grant-date fair value of share options granted during the year:
Where exercise price is lower than market price	—	—	—
Where exercise price is equal to market price	25.89	57.02	136.97
Weighted average exercise price of share options granted during the year:
Where exercise price is lower than market price	—	—	—
Where exercise price is equal to market price	49.25	131.09	247.05

The total fair value of shares vested during the year ended December 31, 2006, 2007 and 2008 was nil, RMB14.86 million, RMB37.57 million (US$5.51 million), respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Total compensation cost recognized for the year ended December 31, 2008 is as follows:

	For the Years Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
	(In thousands)

Cost of revenues	1,416	1,717	4,542	666
Selling, general and administrative	32,970	17,371	41,651	6,105
Research and development	13,894	20,760	37,784	5,538
Share-based compensation cost capitalized as part of internally used software in fixed assets	383	714	2,706	397

	48,663	40,562	86,683	12,706

Due to the increase of share-based awards granted in 2008, the share-based compensation cost increased by approximately RMB2.18 million (US$0.32 million) for the year ended December 31, 2008 comparing to the preceding year.

16.	RELATED PARTY TRANSACTIONS

Employees who exercise their options with cash will be required to pay individual income tax (“IIT”) through the Company. As of December 31, 2008, the Company accrued withholding individual income tax for one employee, who is also one of the major shareholders, of RMB10.7 million (US$1.6 million). The balance was subsequently paid by the employee to the tax authority through the Company in February 2009. No balances were due from any other shareholders, officers or directors as of December 31, 2006 and 2007.

17.	SEGMENT REPORTING

In accordance with SFAS No. 131, Disclosures about segments of an Enterprise and Related Information, the Company’s chief operating officer relies upon consolidated results of operations when making decisions about allocating resources and assessing performance of the Company; hence, the Company has only one single operating segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

The Company’s long-lived assets and revenue are substantially all located in and derived from the PRC.

18.	FAIR VALUE MEASUREMENT

Effective January 1, 2008, the Group adopted SFAS No. 157 (“SFAS 157”), Fair Value Measurement. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of SFAS 157 did not impact the Group’s financial condition, results of operations, or cash flow, SFAS 157 requires additional disclosures to be provided on fair value measurement.

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity

SFAS 157 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with SFAS 157, the Company measures cash equivalents, short-term investments at fair value. Cash equivalents and short-term investments are classified within Level 1 or Level 2. This is because cash equivalents and short-term investments are valued using either quoted market prices or models utilizing market observable inputs.

Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurement at
	December 31, 2008 Using
	Quoted Prices in
	Active Markets for	Significant Other
	Identical Assets	Observable Inputs	Total Fair Value at
	(Level 1)	(Level 2)	December 31, 2008
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)

Cash equivalents:
Money market fund	912,822	—	912,822	133,796
Short-term investments:
Fixed-rate investments	—	141,520	141,520	20,743
Adjustable-rate investments	—	162,728	162,728	23,852

Total	912,822	304,248	1,217,070	178,391

19.	SUBSEQUENT EVENTS (UNAUDITED)

New Subsidiary

In February 2009, Baidu HK established a wholly-owned subsidiary, Baidu Interaction (Shenzhen) Network Technology Co., Ltd. in Shenzhen of the PRC. The new subsidiary offers Internet search solutions and online marketing solutions, develops and markets scaleable web application software and provides related services.

Share Repurchase Programs

As of February 28, 2009, the Company has repurchased 32,740 ordinary shares from the open market through the preset share repurchase program with a financial institution for an aggregate purchase price of RMB24.35 million (US$3.57 million), including transaction cost of RMB6,700.00 (US$982.00). The repurchased shares are considered cancelled under Cayman Islands law and the difference between the par value and the repurchase price is debited to retained earnings.

On March 27, 2009, the Company received its US$10 million upfront cash payment with a premium of US$0.84 million from the financial institution under the structured share repurchase program as the closing market price of the Company’s ordinary share at the maturity date is above the predetermined price. The US$10.84 million received by the Company was treated as an equity transaction and was credited to additional paid-in capital.

Subsequent to December 31, 2008, the Company entered into a structured stock repurchase transaction of additional US$20 million. Based on the market condition upon maturity in the second quarter, the transaction will be settled either in cash or by shares.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Option Modification

In February 2009, the Company cancelled certain options previously granted to certain executives with the exercise price significantly higher than the current fair market value, and concurrently re-granted the same number of options at the current fair market value. The vesting of the replacement option starts from the date of grant. The expiration date is five years from the grant date. All other terms remain the same as the original option. The cancellation and re-grant is intended to provide incentives for these executives. In accordance with FAS 123(R), cancellation of an award accompanied by the concurrent grant of a replacement award shall be accounted for as a modification of the terms of the cancelled award. Therefore, incremental compensation cost shall be measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. The total compensation cost measured at the date of cancellation and replacement shall be the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at that date plus the incremental cost resulting from the cancellation and replacement. The Company will amortize the total compensation cost as a result of the modification on a straight-line basis over the vesting term of the replacement option.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The following is condensed financial information of the Company on a stand-alone basis:

Balance sheets

	December 31,
	2007	2008	2008
	RMB	RMB	US$
	(In thousands)

ASSETS
Cash and cash equivalents	605,210	436,431	63,969
Prepaid expenses and other current assets	10,031	3,309	485

Total current assets	615,241	439,740	64,454

Fixed assets, net	784	2,718	398
Goodwill	159	149	22
Investment in subsidiaries	1,415,237	2,649,183	388,301
Intangible assets, net	601	216	32

Total non-current assets	1,416,781	2,652,266	388,753

Total assets	2,032,022	3,092,006	453,207

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other liabilities	10,650	3,343	490

Total current liabilities	10,650	3,343	490

Total liabilities	10,650	3,343	490

Commitments and contingencies
Class A Ordinary Shares, par value US$0.00005 per share,
825,000,000 shares authorized, and 25,136,147 shares and 25,641,847 shares issued and outstanding as at December 31, 2007 and 2008	10	11	2
Class B Ordinary Shares, par value US$0.00005 per share,
35,400,000 shares authorized, and 8,996,842 shares and 8,873,986 shares issued and outstanding as at December 31, 2007 and 2008	4	4	1
Additional paid-in capital	1,171,575	1,218,356	178,579
Accumulated other comprehensive loss	(81,953)	(109,552)	(16,057)
Retained earnings	931,736	1,979,844	290,192

Total shareholders’ equity	2,021,372	3,088,663	452,717

Total liabilities and shareholders’ equity	2,032,022	3,092,006	453,207

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statements of income

	For the Year Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
	(In thousands)

Revenues	—	—	—	—
Cost of revenues	(1,842)	(2,159)	(6,867)	(1,007)
Selling, general and administrative	(41,208)	(26,167)	(50,910)	(7,462)
Research and development	(14,119)	(20,760)	(37,784)	(5,538)

Total operating costs and expenses	(57,169)	(49,086)	(95,561)	(14,007)

Operating loss	(57,169)	(49,086)	(95,561)	(14,007)

Equity in profits of subsidiaries	315,252	618,396	1,130,437	165,693
Other income:
Interest income	40,125	37,020	15,531	2,276
Other (loss)/income, net	(1,045)	1,440	(2,299)	(337)

Total other income	39,080	38,460	13,232	1,939

Net income before tax and cumulative effect of change in accounting principle	297,163	607,770	1,048,108	153,625
Income taxes	—	21,198	—	—

Net income before cumulative effect on change in accounting principle	297,163	628,968	1,048,108	153,625
Cumulative effect on change in accounting principle	4,603	—	—	—

Net income	301,766	628,968	1,048,108	153,625

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statements of cash flows

	For the Year Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
	(In thousands)

Cash flows from operating activities:
Net income	301,766	628,968	1,048,108	153,625
Adjustments to reconcile net income to net cash generated from operating activities:
Equity in profits of subsidiaries	(315,252)	(618,396)	(1,130,437)	(165,693)
Depreciation of fixed assets	22	56	268	39
Share-based compensation	48,280	39,848	83,977	12,309
Amortization of intangible assets	404	386	352	52
Impairment on long-term investment	1,976	—	2,299	337
Changes in operating assets and liabilities:
Prepaid expenses and other assets	14	(1,924)	1,841	270
Accrued expenses and liabilities	(1,597)	8,233	(6,872)	(1,007)

Net cash generated from / (used in) operating activities	35,613	57,171	(464)	(68)

Cash flows from investing activities:
Advances to subsidiaries	(1,211)	(138,354)	(94,910)	(13,911)
Capital injection into subsidiaries	(1,649)	(144,209)	—	—
Acquisition of long-term investment	—	(8,024)	—	—

Net cash used in investing activities	(2,860)	(290,587)	(94,910)	(13,911)

Cash flows from financing activities:
Payment for expenses in connection with IPO	(641)	—	—	—
Structured share repurchase	—	—	(68,539)	(10,046)
Proceeds from exercise of share options	25,394	40,800	32,902	4,823

Net cash generated from financing activities	24,753	40,800	(35,637)	(5,223)
Effect of exchange rate changes on cash and cash equivalents	(27,972)	(46,683)	(37,768)	(5,537)
Net increase/(decrease) in cash and cash equivalents	29,534	(239,299)	(168,779)	(24,739)
Cash and cash equivalents at beginning of the year	814,975	844,509	605,210	88,708

Cash and cash equivalents at end of the year	844,509	605,210	436,431	63,969

(a)	Basis of presentation

For the purposes of the presentation of the parent company only condensed financial information, the Company recorded its investment in direct and indirect subsidiaries under the equity method of accounting as prescribed by APB opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Such investments are presented as “Long-term Investment” in the balance sheets and the share of the direct and indirect subsidiaries’ profits or losses as “Equity in profits of subsidiaries” in the statements of income. These Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

(b)	Commitments

The Company does not have any significant commitments or long-term obligations for the years presented.