Form 20-F
period 2009-12-31
Baidu, Inc.
filed 2010-03-26
CIK 1329099

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.
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

Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People’s Republic of China
(Address of principal executive offices)

Jennifer Li, Chief Financial Officer
Telephone: +(86 10) 5992-8888
Email: jenniferli@baidu.com
Facsimile: +(86 10) 5992-0000
Baidu Campus
No. 10 Shangdi 10th Street,
Haidian District, Beijing 100085
The People’s Republic of China
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

26,298,960 Class A ordinary shares and 8,454,332 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2009.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares, each representing one Class A ordinary share.

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our,” and “Baidu” refer to Baidu, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include Baidu Netcom Science Technology Co., Ltd., Beijing Perusal Technology Co., Ltd. and BaiduPay Science and Technology Co., Ltd., our consolidated affiliated entities in China;

•	“user traffic” or “traffic” refers generally to page views and the reach of a website. When used in the context of Alexa.com website traffic rankings, “user traffic” refers to a combined measure of the “page views” and the “reach” of a website averaged over a specified period of time, according to Alexa.com. Page views measure the number of web pages viewed by Internet users over a specified period of time except that multiple page views of the same page viewed by the same user on the same day are counted only once; reach measures the number of Internet users and is typically expressed as the percentage of all Internet users who visit a given website;

•	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares; “preferred shares” refers to our preferred shares, none of which is issued and outstanding;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	all references to “RMB” or “Renminbi” are to the legal currency of China and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward- looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to attract and retain users and customers;

•	our ability to successfully expand into and generate profits from our planned new Internet businesses;

•	our ability to retain key personnel and attract new talents;

•	the outcome of ongoing or any future litigation, including those relating to copyright or other intellectual property rights;

•	competition in the Chinese language and Japanese language Internet search markets;

•	the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China;

•	PRC governmental regulations and policies relating to the Internet and Internet search providers; and

•	development of PRC tax law reforms that may have uncertain implications on high and new technology companies.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3.D. Key Information — Risk Factors.” Those risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of income data for the three years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data for the year ended December 31, 2007 have been derived from our audited consolidated balance sheet as of December 31, 2007, which is not included in this annual report. The selected consolidated statements of income data for the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements for the years ended December 31, 2005 and 2006, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands except per share and per ADS data)

Consolidated Statements of Income Data:
Revenues:
Online marketing services	307,363	828,484	1,741,021	3,194,461	4,445,310	651,242
Other services	11,852	9,354	3,404	3,791	2,466	361
Total revenues	319,215	837,838	1,744,425	3,198,252	4,447,776	651,603
Operating costs and expenses:
Cost of revenues	(104,401)	(245,489)	(645,406)	(1,155,457)	(1,616,236)	(236,780)
Selling, general and administrative	(134,771)	(250,240)	(411,163)	(659,804)	(803,988)	(117,785)
Research and development	(44,200)	(79,231)	(140,702)	(286,256)	(422,615)	(61,913)

Total operating costs and expenses	(283,372)	(574,960)	(1,197,271)	(2,101,517)	(2,842,839)	(416,478)

Operating profit	35,843	262,878	547,154	1,096,735	1,604,937	235,125
Interest income	13,580	42,443	49,009	47,677	32,661	4,785
Loss from equity method investment	—	—	—	—	(229)	(34)
Other income, net	93	4,098	20,053	19,767	45,752	6,703
Income before tax and cumulative effect of change in accounting principle	49,516	309,419	616,216	1,164,179	1,683,121	246,579
Taxation	(1,911)	(12,256)	12,752	(116,071)	(198,017)	(29,010)
Cumulative effect of change in accounting principle	—	4,603	—	—	—	—
Net income	47,605	301,766	628,968	1,048,108	1,485,104	217,569

	For the Year Ended December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands except per share and per ADS data)

Net income per Class A ordinary share, per Class B ordinary share and per ADS(1):
Basic:
Basic (prior to cumulative effect of change in accounting principle)	2.40	8.92	18.57	30.63	42.96	6.29
Cumulative effect of change in accounting principle	—	0.14	—	—	—	—
Basic (after cumulative effect of change in accounting principle)	2.40	9.06	18.57	30.63	42.96	6.29

Diluted:
Diluted (prior to cumulative effect of change in accounting principle)	1.49	8.62	18.11	30.19	42.70	6.26
Cumulative effect of change in accounting principle	—	0.13	—	—	—	—
Diluted (after cumulative effect of change in accounting principle)	1.49	8.75	18.11	30.19	42.70	6.26

(1)	As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted net income per share of Class A and Class B ordinary shares are the same for all the periods presented during which there were two classes of ordinary shares. Prior to the creation of the two classes of ordinary shares in May 2005, we only had one class of ordinary shares. For the periods during which there were two classes of ordinary shares, the weighted average number of ordinary shares represents the sum of the weighted average number of Class A and Class B ordinary shares. Please see “Earnings per Share” under Note 2 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amount and the weighted average numbers of Class A and Class B ordinary shares.

	As of December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)

Consolidated Balance Sheets Data:
Cash and cash equivalents	900,593	1,136,274	1,350,600	2,362,171	4,199,889	615,287
Total assets	1,136,423	1,668,077	2,655,908	3,937,991	6,156,975	902,002
Total liabilities	131,370	310,816	634,536	849,328	1,403,874	205,668
Total shareholders’ equity	1,005,053	1,357,261	2,021,372	3,088,663	4,753,101	696,334
Total liabilities and shareholders’ equity	1,136,423	1,668,077	2,655,908	3,937,991	6,156,975	902,002

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8259 to US$1.00, the noon buying rate in effect as of December 31, 2009. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On March 19, 2010, the noon buying rate was RMB6.8265 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)

2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
September	6.8262	6.8277	6.8303	6.8247
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March (through March 19, 2010)	6.8265	6.8261	6.8266	6.8254

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

If we fail to retain existing customers or attract new customers for our online marketing services, our business, results of operations and growth prospects could be seriously harmed.

In 2007, 2008 and 2009, we generated almost all of our total revenues from online marketing services, a substantial majority of which were derived from our pay-for-performance, or P4P, services. Our online marketing customers will not continue to do business with us if their investment does not generate sales leads and ultimately consumers, or if we do not deliver their web pages in an appropriate and effective manner. Our P4P customers may discontinue their business with us at any time and for any reason as they are not subject to fixed-term contracts. In April 2009, we officially launched Online Marketing Professional Edition, which we also refer to as Phoenix Nest, our new auction-based online marketing system designed to improve relevance in paid search and increase value for customers. In December 2009, we completed the switch from our previous online marketing system, which we refer to as the Online Marketing Classic Edition, to Phoenix Nest. If Phoenix Nest is perceived to be a less effective marketing tool than the Online Marketing Classic Edition, we may lose existing customers or encounter difficulty attracting new customers. In addition, we have in the past removed, and may in the future again remove, questionable paid search listings of some customers to ensure the quality and reliability of our search results. Such removal, whether temporary or permanent, may cause the affected customers to discontinue their business with us. Moreover, third parties may develop and use certain technologies to block the display of our customers’ advertisements and other marketing products on our Baidu.com website, which may in turn cause us to lose customers and adversely affect our operating results. Failure to retain our existing customers or attract new customers for our online marketing services could seriously harm our business, results of operations and growth prospects.

If online marketing does not further grow in China, our ability to increase revenue and profitability could be materially and adversely affected.

The use of the Internet as a marketing channel is at a developing stage in China. Internet penetration rate in China is relatively low as compared to that in most developed countries. Many of our current and potential customers have limited experience with the Internet as a marketing channel, and historically have not devoted a significant portion of their marketing budgets to online marketing and promotion. As a result, they may not consider the Internet an effective channel to promote their products and services as compared to traditional print and broadcast media. Our ability to increase revenue and profitability from online marketing may be adversely impacted by a number of factors, many of which are beyond our control, including:

•	difficulties associated with developing a larger user base with demographic characteristics attractive to customers;

•	increased competition and potential downward pressure on online marketing prices;

•	higher customer acquisition costs due in part to the limited experience of small to medium-sized enterprises, or SMEs, with the Internet as a marketing channel;

•	failure to develop an independent and reliable means of verifying online traffic;

•	ineffectiveness of our online marketing delivery, tracking and reporting systems; and

•	decrease in Internet usage in China.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed.

We believe that our brand “Baidu” has contributed significantly to the success of our business. We also believe that maintaining and enhancing the “Baidu” brand is critical to increasing the numbers of our users, customers and Baidu Union members. As our market becomes increasingly competitive, maintaining and enhancing our brand will depend largely on our ability to remain as the Internet search leader in China, which may become more expensive and challenging.

Historically, we developed our user base primarily by word-of-mouth and incurred limited brand promotion expenses. Our initial public offering in 2005 and positive media coverage in subsequent years have significantly enhanced our brand recognition. We have also conducted marketing and brand promotion activities in recent years, but we cannot assure you that these activities will achieve the brand promotion effect expected by us. If we fail to maintain and further promote the “Baidu” brand, or if we incur excessive expenses in this effort, our business and results of operations may be materially and adversely affected. In addition, any negative publicity about our company or our products and services, regardless of its veracity, could harm our brand image and in turn adversely affect our business and operating results.

We face significant competition and may suffer from a loss of users and customers as a result.

We face significant competition in almost every aspect of our business, particularly from other companies that seek to provide Internet search services to users and provide online marketing services to customers. In the Chinese Internet search market, our main competitors include U.S.-based Internet search providers providing Chinese language Internet search services, such as Google and Microsoft, and China-based Internet companies, such as

Netease, Sohu, Tencent and Alibaba. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance) and quantity (index size) of the search results, availability and ease of use of products and services, the number of customers, distribution channels and the number of associated third-party websites. In addition, our instant messaging and e-commerce services face competition from the existing leading providers of these services in China.

Some of our competitors have significantly greater financial resources, longer operating histories and more experience in attracting and retaining users and managing customers than we do. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for users, customers, distributors, strategic partners and networks of third-party websites, investing more heavily in research and development and making acquisitions. If any of our competitors provides comparable or better Chinese language search experience, our user traffic could decline significantly. Any such decline in traffic could weaken our brand and result in loss of customers, which would have a material adverse effect on our results of operations.

We also face competition from other types of advertising media, such as newspapers, magazines, yellow pages, billboards and other forms of outdoor media, television and radio. Large companies in China generally allocate, and will likely continue to allocate, most of their marketing budgets to traditional advertising media and only a small portion of their budgets to online marketing and other forms of advertising media. If these companies do not devote a larger portion of their marketing budgets to online marketing services provided by us, or if our existing customers reduce the amount they spend on online marketing, our results of operations and growth prospects could be adversely affected.

If our expansions into new Internet businesses are not successful, our future results of operations and growth prospects may be materially and adversely affected.

As part of our growth strategy, we enter into new Internet businesses from time to time by leveraging our large Internet search user base to generate additional revenue streams. Expansions into new businesses may present operating and marketing challenges that are different from those that we currently encounter. For each new business we enter into, we face competition from existing leading providers in that business. If we cannot successfully address the new challenges and compete effectively against the existing leading players in the new businesses, we may not be able to develop a sufficiently large customer and user base, recover costs incurred for developing and marketing new businesses, and eventually achieve profitability from these businesses, and our future results of operations and growth prospects may be materially and adversely affected.

If we fail to continue to innovate and provide products and services to attract and retain users, we may not be able to generate sufficient user traffic levels to remain competitive.

Our success depends on providing products and services that enable users to have a high-quality Internet experience. In order to attract and retain users and compete against our competitors, we must continue to invest significant resources in research and development to enhance our Internet search technology and our existing products and services and introduce additional high-quality products and services. If we are unable to anticipate user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users. Our operating results may also suffer if our innovations do not respond to the needs of our users, are not appropriately timed with market opportunities or are not effectively brought to market. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar to or better than those generated by our search services. This may force us to expend significant resources in order to remain competitive.

If we fail to keep up with rapid changes in technologies and user behavior, our future success may be adversely affected.

The online marketing industry is subject to rapid technological changes. Our future success will depend on our ability to respond to rapidly changing technologies, adapt our services to evolving industry standards and improve the performance and reliability of our services. Our failure to adapt to such changes could harm our business. In addition, changes in user behavior resulting from technological changes may also adversely affect us. For example, the number of people accessing the Internet through devices other than personal computers, including mobile phones and other hand-held devices, has increased in recent years. With the introduction of 3G mobile services by all three mobile carriers in China in 2009, we expect this trend to continue. If we are slow to develop products and technologies that are compatible with non-PC communications devices, or if the products and services we develop are not widely accepted and used by users of non-PC communications devices, we may not be able to capture a significant share of this increasingly important market. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive, our future success may be adversely affected.

Interruption or failure of our own information technology and communications systems or those of third-party service providers we rely upon could impair our ability to effectively provide our products and services, which could damage our reputation and harm our operating results.

Our ability to provide our products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could interrupt our service. Service interruptions could reduce our revenues and profits, and damage our brand if our system is perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, wars, earthquakes, floods, fires, power loss, telecommunications failures, undetected errors or “bugs” in our software, computer viruses, interruptions in access to our websites through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios.

Our servers, which are hosted at third-party Internet data centers, are vulnerable to break-ins, sabotage and vandalism. The occurrence of a natural disaster or a closure of an Internet data center by a third-party provider without adequate notice could result in lengthy service interruptions. In addition, our domain names are resolved into Internet protocol (IP) addresses by systems of third-party domain name registrars and registries. Any interruptions or failures of those service providers’ systems, which are beyond our control, could significantly disrupt our own services. In January 2010, the name server records of our main domain name, Baidu.com, which are recorded on the systems of a domain name registrar in the U.S., were modified by hackers who gained access to such records. As a result, our Internet search services were interrupted for approximately five hours.

If we experience frequent or persistent system failures on our websites, whether due to interruptions and failures of our own information technology and communications systems or those of third-party service providers we rely upon, our reputation and brand could be permanently harmed. The steps we take to increase the reliability and redundancy of our systems are expensive, reduce our operating margin and may not be successful in reducing the frequency or duration of service interruptions.

We may not be able to manage our expanding operations effectively.

We have significantly expanded our operations in recent years. We expect this expansion trend to continue as we grow our user and customer base and explore new opportunities. To manage the further expansion of our business and growth of our operations and personnel, we need to continuously improve our operational and financial systems, procedures and controls, and expand, train, manage and maintain good relations with our growing employee base. We have experienced labor disputes in the past. Although these disputes were resolved promptly, we cannot assure you that there won’t be any new labor dispute in the future. In addition, we must maintain and expand our relationships with other websites, Internet companies and other third parties. Our current and future personnel, systems, procedures and controls may not be adequate to support our expanding operations.

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

Our products and services link to materials in which third parties may claim ownership of trademarks, copyrights or other rights. For example, we provide search engine facilities capable of finding and accessing links to downloadable audio, video, image and other multimedia files and other items hosted on third-party websites, including search functions that enable our users to search for files in various ways, such as by artist, title, or via lists of most-searched-for titles and artists. Some of these contents found using our search engine facilities may be protected by copyright or other intellectual property rights. Like many other Internet websites, we host on our websites certain song lyrics which may be protected by copyright. As a result, we may be subject to copyright or trademark infringement and other related claims from time to time, in China and internationally.

In China, uncertainties still exist with respect to the legal standards as well as the judicial interpretation of such standards for determining liabilities of Internet search providers for providing links to contents on third-party websites that infringe others’ copyrights. In December 2007, the High People’s Court of Beijing upheld a lower court’s ruling in our favor in a case originally filed against us in 2005 by seven music record companies alleging that our MP3 search services had infringed their copyrights. The court ruled that our service, which only provides links to online music hosted on third parties’ websites, does not constitute infringement. In the same month, however, the High People’s Court of Beijing upheld the decision by another lower court in favor of the record companies in a suit originally filed by 11 record companies against Yahoo! China, one of our competitors, in July 2006. In the Yahoo! China case, the court held that Yahoo! China was negligent in failing to remove all links to the infringing content after receiving notice from copyright holders, including those links that it “should have known” to have infringing content.

Although prior court rulings in China have only limited precedential value, the ruling of the High People’s Court of Beijing in the Yahoo! China case seems to suggest that the courts in future cases may place the burden on Internet search providers to remove not only links that have been specifically mentioned in notices of infringement from right holders, but also links they “should have known” to contain infringing content. Such an interpretation of the applicable law could subject Internet search providers like us to significant administrative burdens and litigation risks.

We conduct our business operations outside the United States. However, we may be subject to U.S. copyright laws, including the legal standards for determining indirect liability for copyright infringement, by virtue of our listing on the NASDAQ, the ownership of our ADSs or ordinary shares by U.S. residents, the extraterritorial application of U.S. law by U.S. courts or otherwise. In June 2009, a plaintiff filed a copyright infringement lawsuit against us in the U.S. District Court for the Southern District of New York. In December 2009, the court granted our motion to dismiss the complaint on the grounds of insufficient service of process and lack of personal jurisdiction. The plaintiff did not appeal the court’s ruling. Despite the above ruling in our favor, we cannot assure you that other companies will not sue us in the U.S. or elsewhere in the future.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operations of our business. We are currently named as a defendant in a number of copyright infringement suits in connection with our MP3 and other search services. See “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings.” If there is a successful claim of infringement, we may be required to discontinue the infringing activities, pay substantial fines and damages and/or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation and/or any negative publicity by third parties alleging our intellectual property infringement could have a material adverse effect on our business, reputation, financial condition or results of operations. To address the risks relating to intellectual property infringement, we may have to substantially modify, limit or terminate some of our search services. Any of such changes could materially affect user experience and in turn have a material adverse impact on our business.

We have been and may again be subject to claims based on the content found on our websites or the results in our paid search listings.

In addition to the content developed by ourselves and posted on our websites, our users are free to post information on Baidu Post Bar, Baidu Knows, Baidu Encyclopedia and other sections of our websites, and our P4P customers may create text-based descriptions and other phrases to be used as text or keywords in our search listings. We have been and may continue to be subject to claims for defamation, negligence or other legal theories based on the content found on our websites. Claims for defamation, negligence or other legal theories based on the content found on our websites, with or without merit, may result in diversion of management attention and financial resources and negative publicity on our brand and reputation. Furthermore, if the content posted on our websites contains information that government authorities find objectionable, our websites may be shut down and we may be subject to other penalties. See “— Risks Related to Doing Business in China — Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and subject us to liability for information displayed on or linked to our websites.”

Under PRC advertising laws and regulations, we, as an online advertising publisher, are obligated to monitor the advertising content posted on our websites to ensure that such content is fair and accurate and in full compliance of applicable law. In addition, where a special government review is required for specific categories of advertisements before posting, we are obligated to confirm that such review has been performed and approval has been obtained. See “Item 4.B. Information on the Company — Business Overview — Regulation — Regulations on Advertisements.” Our reputation could be hurt and our results of operations could be adversely affected due to penalties imposed on us if advertisements shown on our websites are provided to us by our advertising clients in violation of relevant PRC advertising laws and regulations, or if the supporting documentation and government approvals provided to us by our advertising clients in connection with such advertising content are not complete. Our P4P services are not subject to PRC advertising laws and regulations because PRC laws and regulations and administrative authorities currently do not classify P4P services as a form of online advertising. However, if P4P services are classified as a form of online advertising in the future, we would be obligated to examine the content of our P4P customers’ listings on our websites, as required by PRC advertising laws, and such examination could be very burdensome.

Moreover, we have been and in the future may again be subject to claims or negative publicity based on the results in our paid search listings. Claims have been filed against us after we allowed certain customers to purchase keywords containing trademarks, trade names or brand names owned by others and displayed links to such customers’ websites in our paid search listings. While we maintain a database of certain well-known trademarks and would not allow a customer to submit a keyword containing the well-known trademarks that we know are owned by others, it is not possible for us to completely prevent our customers from bidding on keywords that contain trademarks, trade names or brand names owned by others. Claims and negative publicity based on the results in our paid search listings, regardless of their merit, may divert management attention, severely disrupt our operations, adversely affect our results of operations and harm our reputation.

We may be subject to patent infringement claims with respect to our P4P platform.

Our technologies and business methods, including those relating to our P4P platform, may be subject to third-party claims or rights that limit or prevent their use. In June 2005, we applied for a patent in China for our P4P platform, but our application was rejected on the ground that it is not patentable. Certain U.S.-based companies, including Overture Services Inc., have been granted patents in the United States relating to P4P platforms and similar business methods and related technologies. While we believe that we are not subject to U.S. patent laws since we conduct our business operations outside of the United States, we cannot assure you that U.S. patent laws would not be applicable to our business operations, or that holders of patents relating to a P4P platform would not seek to enforce such patents against us in the United States or China.

In addition, many parties are actively developing and seeking protection for Internet-related technologies, including seeking patent protection. There may be patents issued or pending that are held by others that relate to certain aspects of our technologies, products, business methods or services. For example, we are aware that a patent has been issued in China relating to a method used by a database search system that determines the optimal bidding price for keywords based on an advertiser’s desired place in a search listing. Based on our own analysis and the analysis conducted by a third-party intellectual property agency, we do not believe that our P4P platform infringes this patent because, among other things, our system ranks customers’ links according to a comprehensive ranking index calculated based on both the quality factor of a keyword and the price bid on the keyword. However, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and involve uncertainty. We cannot assure you that PRC courts or regulatory authorities would agree with the above analysis. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were sued for patent infringement claims with respect to our P4P platform and were found to infringe such patents and were not able to adopt non-infringing technologies, we may be severely limited in our ability to operate our P4P platform, which would have a material adverse effect on our results of operations and prospects.

Our business may be adversely affected by third-party software applications or practices that interfere with our receipt of information from, or provision of information to, our users, which may impair our users’ experience.

Our business may be adversely affected by third-party malicious or unintentional software applications that make changes to our users’ computers and interfere with our products and services. These software applications may change our users’ Internet experience by hijacking queries to our websites, altering or replacing our search results, or otherwise interfering with our ability to connect with our users. The interference often occurs without disclosure to or consent from users, resulting in a negative experience that users may associate with our websites. These software applications may be difficult or impossible to remove or disable, may reinstall themselves and may circumvent other applications’ efforts to block or remove them. In addition, our business may be adversely affected by the practices of third-party website owners which interfere with our ability to crawl and index their web pages. The ability to provide a superior user experience is critical to our success. If we are unable to successfully combat third-party software applications that interfere with our products and services, our reputation may be harmed. If a significant number of website owners prevent us from indexing and including their web pages in our search results, the quality of our search results may be impaired.

Our success depends on the continuing and collaborative efforts of our management team and other key personnel, and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of our management team, in particular our chairman and chief executive officer, Robin Yanhong Li. If one or more of our executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. We approved the resignations for personal reasons of our former chief operating officer and chief technology officer in January 2010, and are in the process of searching for their replacements. Competition for management and key personnel is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future.

If any of our executives or other key personnel joins a competitor or forms a competing company, we may lose customers, distributors, know-how and key personnel. Each of our executive officers and key employees has entered into an employment agreement with us, containing confidentiality and non-competition provisions. If any disputes arise between any of our executives or key personnel and us, we cannot assure you the extent to which any of these agreements may be enforced.

We rely on highly skilled personnel. If we are unable to retain or motivate them or hire additional qualified personnel, we may not be able to grow effectively.

Our performance and future success depend on the talents and efforts of highly skilled individuals. We will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in the Internet industry for qualified employees is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

As competition in the Internet industry intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively.

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

We commenced operations in 2000 and first achieved profitability in the quarter ended March 31, 2004. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by companies with limited operating history in evolving industries such as the Internet industry in China. Some of these risks and uncertainties relate to our ability to:

•	maintain our leading position in the Chinese language Internet search market;

•	offer new, innovative products and services to attract and retain a large user base;

•	attract additional customers and increase spending per customer;

•	further enhance our brand;

•	maintain the quality of our products and services and continue to develop user and customer loyalty;

•	respond to competitive market conditions;

•	respond to changes in the regulatory environment;

•	manage legal risks, including those associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	attract, retain and motivate qualified personnel and maintain good relations with a young and growing work force;

•	build profitable operations in new markets such as the Japanese Internet search market; and

•	upgrade our technology to support increased traffic and expanded services.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

Our historical growth rate may not be indicative of our future growth rate.

We have experienced substantial growth in recent years. Our total revenues and net income grew at a compound annual growth rate, or CAGR, of 93.2% and 136.3%, respectively, from 2005 to 2009. Our growth was driven in part by the growth in China’s Internet and online marketing industries, which may not be indicative of future growth or be sustainable. We cannot assure you that our past growth rate is indicative of our future growth rate.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected figures. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Any of the risk factors listed in this “Risk Factors” section, and in particular the following risk factors, could cause our operating results to fluctuate from quarter to quarter:

•	general economic conditions in China and economic conditions specific to the Internet, Internet search and online marketing;

•	our ability to continue to attract users to our websites;

•	our ability to attract additional customers and increase spending per customer;

•	the announcement or introduction of new or enhanced products and services by us or our competitors;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;

•	the results of our acquisitions of, or investments in, other businesses or assets;

•	PRC regulations or government actions pertaining to activities on the Internet, including MP3 music, news, gambling, online games and other forms of entertainment, or otherwise affecting our online marketing customers;

•	unforeseen events, such as negative publicity arising from reports by influential media outlets and other sources and labor disputes; and

•	geopolitical events, natural disasters or epidemics.

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

A severe and prolonged global economic recession and the corresponding slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

The effect of the recent global financial crisis has persisted, with most of the world’s major economies remaining in recession in 2009. The Chinese economy also faces challenges. The stimulus plans and other measures implemented by the Chinese government may not avert an economic downturn amid a severe and prolonged global economic recession. Since we derive most of our revenues from online marketing customers in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business, operating results and financial condition in a number of ways. For example, our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from such customer.

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

Online marketing is at an early stage of development in China and is not as widely accepted by or available to businesses in China as in the United States. As a result, we rely to a large extent on a nationwide distribution network of third-party distributors for our sales to, and collection of payment from, our P4P customers. If our distributors do not provide quality services to our P4P customers or otherwise breach their contracts with our P4P customers, we may lose customers and our results of operations may be materially and adversely affected. We do not have long-term agreements with any of our distributors and cannot assure you that we will continue to maintain favorable relationships with them. If we fail to retain our key distributors or attract additional distributors on terms that are commercially reasonable, our business and results of operations could be materially and adversely affected.

We have transitioned to using our direct sales force to serve our P4P customers in some key geographic markets. There is no assurance that our direct sales model in those markets will continue to be successful. If we fail to maintain an adequate direct sales force, retain existing customers and continue to attract new customers in those markets, our business, results of operations and prospects could be materially and adversely affected.

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

As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic acquisitions of businesses, assets and technologies that complement our existing business. For example, we acquired certain intangible assets, including domain name, software, trademark and non-competition agreements, in 2009. We may make other acquisitions in the future if suitable opportunities arise. Acquisitions involve uncertainties and risks, including:

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

Our Japan operations may not be successful.

We formally launched our Japanese search service in January 2008, after completing a 10-month Beta test for the service. Therefore, we only have limited experience operating in the Japanese market. Moreover, our Japan operations have incurred operating losses since the inception in December 2006, and it is uncertain when the business will become profitable, if at all. Additional future losses in our Japan operations could have a material adverse effect on our overall results of operations.

The Japanese search market is highly competitive and currently is dominated by two companies, Yahoo! Japan and Google. These companies have significantly greater financial resources, longer operating history and more experience in the Japanese search market than we do. Moreover, other local providers of competing search services may also have a substantial advantage over us in attracting users due to their more established brands in Japan, greater knowledge with respect to the tastes and preferences of Japanese users and their focus on the Japanese market. If we cannot compete successfully with these competitors in the Japanese language search market, our business in Japan could be adversely affected.

In addition, there are certain risks inherent in doing business internationally, including:

•	difficulties in developing, staffing and simultaneously managing a foreign operation as a result of distance, language and cultural differences;

•	longer customer payment cycles;

•	currency exchange rate fluctuations;

•	political or social unrest or economic instability;

•	unanticipated changes in laws or regulations; and

•	potentially adverse tax consequences.

One or more of these factors could harm our Japan operations and consequently, could harm our overall operating results.

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

If we fail to detect fraudulent click-throughs, we could lose the confidence of our customers and our revenues could decline.

We are exposed to the risk of click-through fraud on our paid search results. Click-through fraud occurs when a person clicks paid search results for a reason other than to view the underlying content of search results. If we find evidence of past fraudulent clicks, we may have to issue refunds to our customers. If we fail to detect fraudulent clicks or otherwise are unable to prevent this fraudulent activity, the affected customers may experience a reduced return on their investment in our online marketing services and lose confidence in the integrity of our systems. If this happens, we may be unable to retain existing customers and attract new customers for our online marketing services, and our online marketing revenues could decline. In addition, affected customers may also file legal actions against us claiming that we have over-charged or failed to refund them. Any such claims or similar claims, regardless of their merits, could be time-consuming and costly for us to defend against and could also adversely affect our brand image and our customers’ confidence in the integrity of our systems.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology (or its predecessor, the Ministry of Information Industry, before its formal establishment in 2008), or the MIIT. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. We cannot assure you that a more sophisticated Internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

We also rely primarily on China Telecommunications Corporation, or China Telecom, and China United Network Communications Group Company Limited, or China Unicom, to provide us with data communications capacity primarily through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of China Telecom and China Unicom, or if these companies otherwise fail to provide such services. In 2009, due to connection failures at a China Telecom Internet data center that hosted our servers, we were unable to provide service for a total of approximately eight hours. Any unscheduled service interruption could damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by China Telecom and China Unicom. If the prices that we pay for telecommunications and Internet services rise significantly, our gross margins could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our user traffic may decrease, which in turn may harm our revenues.

Concerns about the security of electronic commerce transactions and confidentiality of information on the Internet may reduce use of our network and impede our growth.

A significant barrier to electronic commerce and communications over the Internet in general has been a public concern over security and privacy, including the transmission of confidential information. If these concerns are not adequately addressed, they may inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. If a well-publicized Internet breach of security were to occur, general Internet usage could decline, which could reduce traffic to our websites and impede our growth.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2009. See “Item 15. Control and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective in all material aspects. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our business could be adversely affected by the effects of avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health has reported several hundred deaths caused by the influenza A (H1N1). Any outbreaks of avian influenza, SARS, the influenza A (H1N1) or other adverse public health developments in China may have a material adverse effect on our business operations. For instance, health or other government regulations adopted in response to an epidemic or outbreak may require temporary closure of Internet cafes, where many users access our websites, or of our offices. Such closures would severely disrupt our business operations and adversely affect our results of operations.

Risks Related to Our Corporate Structure

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in such PRC laws and regulations or changes in interpretations thereof may materially and adversely affect our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with our affiliated Chinese entities, Baidu Netcom Science Technology Co., Ltd., or Baidu Netcom, Beijing Perusal Technology Co., Ltd., or Beijing Perusal, Beijing BaiduPay Science and Technology Co., Ltd., or BaiduPay, and their respective shareholders. We and our PRC subsidiaries, Baidu Online Network Technology (Beijing) Co., Ltd., or Baidu Online, Baidu (China) Co., Ltd., or Baidu China, and Baidu.com Times Technology (Beijing) Co. Ltd., or Baidu Times, are considered foreign persons or foreign-invested enterprises under PRC foreign investment related laws. As a result, we and our PRC subsidiaries are subject to PRC legal restrictions on foreign ownership of Internet and online advertising companies. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

The PRC government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. We cannot predict the effect of the interpretation of existing or new PRC laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future PRC laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. Any of these or similar occurrences could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.

If the PRC government were to classify P4P services as a form of online advertising or as part of Internet content provider services, we may have to conduct our P4P business through Baidu Netcom, which would increase our effective tax rate, and we might be subject to sanctions and required to pay delinquent taxes.

PRC laws and regulations and administrative authorities currently do not classify P4P services as a form of online advertising or as part of ICP services requiring an ICP license. We conduct our P4P business through our subsidiaries in the PRC, none of which has the qualification to operate online advertising business or holds an ICP license. However, we cannot assure you that the PRC government will not classify P4P services as a form of online advertising or as part of ICP services in the future. If new regulations characterize P4P services as a form of online advertising or as part of ICP services, we may have to conduct our P4P business through Baidu Netcom, which is qualified to operate online advertising business and holds an ICP license. This would increase our consolidated effective tax rate for two reasons. First, advertising revenues generated by Baidu Netcom are subject to a 3% construction fee for culture undertakings in addition to the 5% business tax. Second, Baidu Netcom is currently subject to a 25% enterprise income tax rate, as compared to the lower preferential enterprise income tax rates that our PRC subsidiaries are subject to as of the date of this annual report. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Taxation” for more information on PRC business and enterprise income tax as applicable to our subsidiaries and affiliated entities in the PRC. Moreover, if the change in classification of P4P services were to be retroactively applied, we might be subject to sanctions, including payment of delinquent taxes and fines. In addition, the classification of P4P services as a form of online advertising could subject us to an obligation to examine the content of listings of our P4P customers on our websites and the associated risks. See “— Risks Related to Our Businesses — We may be subject to claims based on the content found on our websites or the results in our paid search listings.” Such examinations could be burdensome and increase our operating costs and expenses. Any change in the classification of P4P by the PRC government may significantly disrupt our operations and materially and adversely affect our business, results of operations and financial conditions.

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

The PRC government restricts foreign investment in Internet and online advertising businesses. Accordingly, we operate our websites and our online advertising business in China through three consolidated affiliated entities in China. Two of these entities, Baidu Netcom and Beijing Perusal, are each owned by individuals designated by us. The other consolidated affiliated entity, BaiduPay, is owned by Baidu Netcom and an individual designated by us. All of the individual shareholders of these entities are PRC citizens. We have contractual arrangements with our consolidated affiliated entities and their individual shareholders that allow us to substantially control these entities. We cannot assure you, however, that we will be able to enforce these contracts.

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

Our contractual arrangements with our consolidated affiliated entities in China and their individual shareholders may not be as effective in providing control over these consolidated affiliated entities as direct ownership.

Since PRC law restricts foreign equity ownership in Internet and online advertising companies in China, we operate our ICP and online advertising businesses through our consolidated affiliated entities in China. We have no equity ownership interest in any of these entities and must rely on contractual arrangements to control and operate such businesses. These contractual arrangements may not be as effective in providing control over these consolidated affiliated entities as direct ownership. For example, these entities could fail to take actions required for our business or fail to maintain our websites despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, which may not be effective. In addition, we cannot assure you that any of their respective individual shareholders would always act in our best interests.

The new PRC Property Rights Law may affect the perfection of the pledge in our equity pledge agreements with our consolidated affiliated entities and their individual shareholders.

Under the equity pledge agreements among Baidu Online and our consolidated affiliated entities and their respective individual shareholders, the individual shareholders of our consolidated affiliated entities have pledged all of their equity interests in those entities to Baidu Online by recording the pledges on the shareholder registers of the respective entities. However, according to the PRC Property Rights Law, which became effective on October 1, 2007, a pledge is not effective without being registered with the relevant local administration for industry and commerce. The State Administration for Industry and Commerce and the Beijing Administration for Industry and Commerce have adopted registration procedures with respect to the registration of equity interest pledge according to the Property Rights Law. BaiduPay has completed the registration of the pledges of its equity interests, and Baidu Netcom and Beijing Perusal are in the process of registering the pledges of their respective equity interests, with the Beijing Administration for Industry and Commerce. We cannot assure you that they will be able to register the pledges. If they are unable to do so, the pledges may be deemed ineffective under the PRC Property Rights Law. If any individual shareholder of Baidu Netcom or Beijing Perusal breaches his or her obligations under the agreement with Baidu Online, there is a risk that Baidu Online may not be able to successfully enforce the pledge and would need to resort to legal proceedings to enforce its contractual rights.

Our contractual arrangements with our consolidated affiliated entities in China may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between Baidu Online and each of our consolidated affiliated entities in China, we are effectively subject to the 5% PRC business tax on both revenues generated by our consolidated affiliated entities’ operations in China and revenues derived from Baidu Online’s contractual arrangements with these consolidated affiliated entities. Moreover, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between Baidu Online and these consolidated affiliated entities were not on an arm’s-length basis and therefore constituted a favorable transfer pricing. Under the new PRC Enterprise Income Tax Law, which became effective on January 1, 2008, an enterprise must submit its annual tax return together with information on related party transactions to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. For example, the PRC tax authorities could request that our consolidated affiliated entities adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our consolidated affiliated entities’ tax expenses without reducing Baidu Online’s tax expenses, which could subject our consolidated affiliated entities to interest due on late payments and other penalties for under-payment of taxes.

We may have exposure to greater than anticipated tax liabilities.

We are subject to income tax, business tax and other taxes in many provinces and cities in China and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

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

As of the date of this annual report, we have made long-term loans in an aggregate principal amount of RMB110.0 million (US$16.1 million) to the individual shareholders of our consolidated affiliated entities. We extended these loans to enable the shareholders to fund the initial capitalization of these entities and, in the case of Baidu Netcom, subsequent increases in its registered capital. As of the date of this annual report, all of the registered capital of our consolidated affiliated entities in China has been fully funded. We may in the future provide additional loans to the individual shareholders of our consolidated affiliated entities in China in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans will depend on the profitability of these consolidated affiliated entities and their operational needs, which are uncertain.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Most of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are affected by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past three decades, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, future measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past three decades. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. For example, China enacted a new Anti-Monopoly Law, which became effective on August 1, 2008. Because the Anti-Monopoly Law and the related regulations are still new, and there have been very few court rulings and no judicial or administrative interpretations on certain key concepts used in the law, it is uncertain how the implementation and enforcement of the Anti-Monopoly Law and the related regulations would affect our business. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet business and companies.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the Internet industry include, but are not limited to, the following:

•	We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including online information services.

•	There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may not be able to obtain or renew certain permits or licenses, including without limitation an Internet news license, which is issued by the State Council News Office, an Internet culture business permit, which is issued by the Ministry of Culture, an audio/video program transmission license, which is issued by the State Administration of Radio, Film and Television, an Internet publication business license, which is issued by the General Administration of Press and Publication, an online game virtual currency issuance or trading license, which is issued by the Ministry of Culture, and a surveying and mapping qualification certificate for Internet map services, which is issued by the State Bureau of Surveying and Mapping. This may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•	New laws and regulations may be promulgated that will regulate Internet activities, including online advertising and online payment. Other aspects of our online operations may be regulated in the future. If these new laws and regulations are promulgated, additional licenses may be required for our online operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

In July 2006, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license.

Baidu Netcom, our PRC affiliated entity that holds the ICP license necessary to conduct our business in China, received a letter from the MIIT requiring self-assessment and responded timely to the letter. In order to comply with the notice described above, we have transferred certain domain names primarily used in our business to Baidu Netcom and Beijing Perusal, respectively. In addition, we are in the process of transferring certain trademarks, including pending trademark applications made by Baidu Online, to Baidu Netcom and Beijing Perusal, respectively.

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

There are currently no regulations requiring a non-financial institution that provides third-party online payment services, such as BaiduPay, to apply for licensing from the People’s Bank of China, China’s central bank. However, in 2005, the People’s Bank of China published Draft Measures Concerning the Administration of Payment and Settlement Organizations, or the Draft Payment and Settlement Measures, for public comment. According to the Draft Payment and Settlement Measures, non-financial institutions engaging in activities related to payment and settlement services, including services such as providing electronic instructions and calculations to financial institutions, individuals and other entities, shall be required to obtain a license from the People’s Bank of China or its relevant branches in order to provide payment and settlement services. The Draft Payment and Settlement Measures have not yet taken effect. If the Draft Payment and Settlement Measures are officially adopted by the People’s Bank of China and become applicable to BaiduPay, it may be necessary for us to obtain approvals or licenses to engage in our online payment business. We cannot assure you that we will be able to obtain these approvals or licenses.

On April 16, 2009, the People’s Bank of China issued a notice regarding the payment and settlement business carried out by non-financial institutions, or the 2009 PBOC Notice. The 2009 PBOC Notice requires non-financial institutions established before April 16, 2009 engaging in payment and settlement business to register with the People’s Bank of China before July 31, 2009. According to the 2009 PBOC Notice, such registration shall not be interpreted as a “permit” granted by the People’s Bank of China. Rather, such registration serves the purposes of providing a basis for future policy making by the authorities.

In December 2007, the Standing Committee of Beijing Municipal People’s Congress adopted Beijing Municipal Regulations on Promotion of Informatization, which provide that any individual or enterprise that conducts business operations through the Internet shall obtain a business license and/or other necessary licenses prior to operation. The operator of an online marketplace shall be responsible for checking such individual or enterprise’s licenses. In July 2008, the Beijing Administration for Industry and Commerce promulgated certain rules for implementing the above-mentioned regulation. According to these rules, any individual or enterprise failing to obtain a business license may be prohibited from doing business on an e-commerce marketplace operating in Beijing, such as Baidu Youa, and violation of these rules may lead to penalties on either the individual/enterprise or the operator of the e-commerce marketplace. Substantial uncertainties exist in terms of the implementation of these rules, and there are very few public reports regarding actions taken by the Beijing Administration for Industry and Commerce against any violators in this regard. We cannot predict to what extent these rules will affect our business operations or future strategy.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business.

A notice recently issued by the PRC Ministry of Culture may significantly affect our MP3 search services.

On August 26, 2009, the PRC Ministry of Culture promulgated the Notice on Strengthening and Improving the Content Review of Online Music, which is dated August 18, 2009. Among other things, this notice provides that only “Internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. We hold an Internet culture business permit granted by the Ministry of Culture, which allows us to engage in “Internet culture activities” as defined in the relevant regulations promulgated by the Ministry of Culture. See “Item 4.B. Information on the Company — Business Overview — Regulation — Regulations on Internet Culture Activities.” However, we cannot assure you that the third-party music websites that our MP3 search services link to are operated by Internet culture operating entities approved by the Ministry of Culture. If the enforcement of this new rule leads to the closure of a large number of music websites in China, the experience of the users of our MP3 search services could be adversely affected, which could in turn negatively affect our traffic. According to an interpretation of the new notice subsequently posted on the Ministry of Culture’s website, entities that provide direct links to online music products must ensure that music products disseminated by them in such manner have passed the content review by the Ministry of Culture. Since the new notice was issued recently, it remains unclear how certain aspects of the new notice will be implemented. If we are deemed by the Ministry of Culture to have failed to fully comply with the requirements of the new notice, we could be subject to administrative penalties, including an order to stop providing links to certain music products, fines, or confiscation of income derived from activities deemed in violation of the new notice. Any of these occurrences could materially and adversely affect our business and results of operations.

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

Intensified government regulation of Internet cafes could restrict our ability to maintain or increase user traffic to our websites.

The PRC government has tightened its regulation of Internet cafes in recent years. In particular, a large number of unlicensed Internet cafes have been closed. In addition, the PRC government has imposed higher capital and facility requirements for the establishment of Internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow down the growth of Internet cafes. In June 2002, the Ministry of Culture, together with other government authorities, issued a joint notice, and in February 2004, the State Administration for Industry and Commerce issued another notice, suspending the issuance of new Internet cafe licenses. In May 2007, the State Administration for Industry and Commerce reiterated its position not to register any new Internet cafes in 2007. In 2008 and 2009, the Ministry of Culture, the State Administration for Industry and Commerce and other relevant government authorities, individually or jointly, issued several notices that provide various ways to strengthen the regulation of Internet cafes, including investigating and punishing Internet cafes that accept minors, cracking down on Internet cafes without sufficient and valid licenses, limiting the total number of Internet cafes and approving Internet cafes within the planning made by relevant authorities, screening unlawful and adverse games and websites, and improving the coordination of regulation over Internet cafes and online games. So long as Internet cafes are one of the primary venues for our users to access our websites, any reduction in the number, or any slowdown in the growth, of Internet cafes in China could limit our ability to maintain or increase user traffic to our websites.

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

According to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to enterprise income tax, or EIT, at a uniform rate of 25%. The EIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax rates according to then effective tax laws and regulations will gradually transition to the uniform 25% EIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises strongly supported by the state,” subject to certain general factors described in the EIT Law and the related regulations.

In December 2008, our PRC subsidiaries Baidu Online and Baidu Times were designated by the Beijing Municipal Science and Technology Commission as “high and new technology enterprise” under the EIT Law. In February 2009, Baidu Online and Baidu Times received the high and new technology enterprise certificates jointly issued by the Beijing Municipal Science and Technology Commission, Beijing Finance Bureau, and Beijing State and Local Tax Bureaus. Therefore, Baidu Online and Baidu Times are entitled to enjoy a preferential tax rate of 15% as long as they maintain their qualification as “high and new technology enterprise.” If either or both of them fail to maintain the “high and new technology enterprise” qualification, their applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

In 2006, our PRC subsidiary Baidu China was designated as a “software enterprise” by the Shanghai Municipal Information Commission and was entitled to a full exemption from the EIT from 2006 to 2007 and a 50% reduced rate from 2008 to 2010 based on then-effective tax laws and regulations. On April 24, 2009, the Ministry of Finance and the State Administration of Taxation jointly promulgated Circular on Issues concerning the Implementation of Preferential Policies for Enterprise Income Tax, or Caishui Circular 69. According to Caishui Circular 69, subject to verification, a qualified software enterprise established prior to January 1, 2008 may continue to enjoy the tax holidays previously granted to it as a “software enterprise.” Where the software enterprise had already started to enjoy its tax holidays before 2008, it may continue to enjoy the remaining tax holidays from 2008 until the expiration of such tax holidays. Therefore, Baidu China may continue to enjoy a 50% reduced EIT rate from 2008 to

2010. If Baidu China fails to maintain the qualification as a “software enterprise”, its effective EIT rate will be increased, which could adversely affect our results of operations.

In addition, under the EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from the disposition of assets (after deducting the net value of such assets) by such foreign enterprise investor, shall be subject to a 10% withholding tax unless such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The British Virgin Islands, where Baidu Holdings Limited, the direct parent company of our PRC subsidiary Baidu Online, is incorporated, does not have such a tax treaty with China. Baidu (Hong Kong) Limited, which directly owns our PRC subsidiaries Baidu China and Baidu Times, was incorporated in Hong Kong. Hong Kong has a tax treaty with China that provides for a 5% withholding tax. However, if Baidu (Hong Kong) Limited is not considered to be the beneficial owner of dividends paid to it by Baidu China and Baidu Times under a tax notice promulgated on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%. See “Item 5.A. Operating and Financial review and Prospects — Operating Results — Taxation — PRC Enterprise Income Tax.”

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

Under the EIT Law and related regulations, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and is subject to the EIT at the rate of 25% on its worldwide income. The related regulations define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled overseas-incorporated enterprise is located in China. See “Item 5.A. Operating and Financial review and Prospects — Operating Results — Taxation — PRC Enterprise Income Tax.” Although SAT Circular 82 applies only to overseas registered enterprises controlled by PRC enterprises, not to those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. If we are deemed a PRC resident enterprise, we may be subject to the EIT at 25% on our global income, except that the dividends we receive from our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed as “dividends among qualified PRC resident enterprises.” If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the EIT Law, dividends payable by us and gains on the disposition of our shares or ADSs may be subject to PRC taxation.

If we were considered a PRC resident enterprise under the EIT Law, our shareholders and ADS holders who are deemed non-resident enterprises may be subject to the EIT at the rate of 10% upon the dividends payable by us or upon any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from China, provided that (i) such foreign enterprise investor has no establishment or premises in China, or (ii) it has establishment or premises in China but its income derived from China has no real connection with such establishment or premises. If we were required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, or if any gains realized from the transfer of our shares or ADSs by our non-PRC enterprise shareholders and ADS holders were subject to the EIT, your investment in our shares or ADSs could be materially and adversely affected.

Our subsidiaries and consolidated affiliated entities in China are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the Cayman Islands and do not conduct any business operations other than investing in our subsidiaries and affiliated entities. As a result of our holding company structure, we currently rely primarily on dividend payments from our subsidiaries in China. However, PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and consolidated affiliated entities in China are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “— Government control of currency conversion may affect the value of your investment.” Furthermore, if our subsidiaries or consolidated affiliated entities in China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or any of our subsidiaries in China are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to pay dividends on our ordinary shares and ADSs.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive almost all of our revenues in RMB. Under our current structure, our income at the Cayman Islands holding company level will primarily be derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and registration requirements for employee stock ownership plans or share option plans may limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE has promulgated several regulations, including SAFE Circular No. 75, effective from November 2005, and its implementation rule issued in May 2007, that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under these SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in an SPV are required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update the previously filed registration with the local branch of SAFE, with respect to that SPV, to reflect any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that SPV are required to urge the PRC resident shareholders to update their SAFE registration with the local branch of SAFE when such updates are required under applicable SAFE regulations. If any PRC shareholder fails to make the required SAFE registration or update the previously filed registration, the PRC subsidiaries of that SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their SPV parent, and the SPV may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have notified holders of ordinary shares of our company whom we know are PRC residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. We are aware that Mr. Robin Yanhong Li, our chairman and chief executive officer and principal shareholder, who is a PRC resident, has registered with the relevant local SAFE branch. We, however, cannot provide any assurances that all of our shareholders who are PRC residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject such PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company.

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

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly listed company. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options are subject to these regulations. We have designated our PRC subsidiary Baidu Online to handle the registration and other procedures required by the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations in the future, we or our PRC optionees and their local employers may be subject to fines and legal sanctions.

A regulation adopted in August 2006 establishes more complex procedures for acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. Among other things, this regulation established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of this regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how the RMB exchange rates may change going forward.

Our revenues and costs are mostly denominated in RMB, while a significant portion of our financial assets are denominated in U.S. dollars. At the Cayman Islands holding company level, we rely entirely on dividends and other fees paid to us by our subsidiaries and consolidated affiliated entities in China. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from August 5, 2005, the first day on which our ADSs were listed on the Nasdaq, until March 25, 2010, the trading prices of our ADSs ranged from $44.44 to $628.50 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in Internet search and online marketing markets;

•	changes in the operating performance or market valuations of other Internet search or Internet companies that are perceived to be comparable to us;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	intellectual property litigation; and

•	general economic or political conditions in China or elsewhere in the world.

In addition, the stock market in general, and the market prices for Internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ADSs, the prevailing market price for our ADSs could be adversely affected. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ADSs.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attached to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attached to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

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

We are incorporated in the Cayman Islands, and conduct most of our operations in China through our wholly owned subsidiaries and consolidated affiliated entities in China. All of our officers and a majority of our directors reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.

It may also be difficult or impossible for you to bring an action against us or against our directors and officers in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Due to the disparate voting powers attached to these two classes, certain shareholders have significant voting power over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control could discourage or prevent others from pursuing any potential merger, takeover or other change of control transactions with our company, which could deprive our shareholders and ADS holders of an opportunity to receive a premium for their shares or ADSs as part of a sale of our company and might reduce the price of our ADSs.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our articles of association include certain provisions that could limit the ability of others to acquire control of our company, and therefore may deprive the holders of our ordinary shares and ADSs of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions. These provisions include the following:

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

Based on the market price of the ADSs and our ordinary shares, the composition of our income and assets and our operations, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2009. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2010 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The future value of our assets is generally determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10.E. Additional Information — Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Item 4.	Information on the Company

A.	History and Development of the Company

We were incorporated in the Cayman Islands in January 2000. Since our inception, we have conducted our operations in China principally through Baidu Online, our wholly owned subsidiary in Beijing, China. Since June 2001, we also have conducted part of our operations in China through Baidu Netcom, a consolidated affiliated entity in Beijing, China, which holds the licenses and approvals necessary to operate our websites and provide online advertising services. In more recent years, we have established additional PRC subsidiaries and assisted in establishing additional PRC consolidated affiliated entities to conduct part of our operations. We formally launched a Japanese search service in January 2008 and now have three subsidiaries in Japan.

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

In December 2008, our shareholders approved our name change from Baidu.com, Inc. to Baidu, Inc. In November 2009, we moved into our new corporate headquarters, which we name as Baidu Campus. Our principal executive offices are located at Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, the People’s Republic of China. Our telephone number at this address is +86 (10) 5992-8888.

B.	Business Overview

We are the leading Chinese language Internet search provider. As a technology-based media company, we aim to provide the best way for people to find information. In addition to serving Internet search users, we provide an effective platform for businesses to reach potential customers. According to a market survey announced by iResearch Consulting Group, a third-party market research firm, our search engine Baidu.com accounted for 76.0% of the total Chinese language web search market in China in 2009, as measured by the number of Chinese language web search requests handled. According to Alexa.com, our Baidu.com website was the largest website in China, as measured by user traffic during the three-month period ended December 31, 2009.

We established our subsidiary Baidu Japan in December 2006 and offered a trial version of our Japanese search services beginning in March 2007. In January 2008, we formally launched our Japanese search services at www.baidu.jp, run by Baidu Japan. Our Japanese search services enable users to find relevant information online, including web pages, images, multimedia files and blogs, through links provided on our websites.

We serve three types of online participants:

Users.  We primarily offer a Chinese language search platform on our website Baidu.com. We provide Chinese language Internet search services to enable users to find relevant information online, including web pages, news, images and multimedia files, through links provided on our websites. We also offer online community-based products and entertainment platforms such as Baidu Post Bar, Baidu Knows and Baidu Space. In addition, we offer Baidu Hi, an instant messaging service, and Baidu Youa, a consumer-oriented e-commerce platform.

Customers.  We design and deliver our online marketing services on our website Baidu.com to our P4P customers and other customers who require our tailored online marketing solutions. Our auction-based P4P services enable our customers to bid for priority placement of their links in keyword search results. We believe we were the first auction-based P4P service provider in China. Our online advertising services allow customers to use both query sensitive and non-query sensitive advertising services, including text links, graphical advertisements and other forms of online advertising. Our P4P customers are those who primarily use our auction-based P4P services, and our tailored solutions customers are those to whom we provide marketing solutions, which may consist of one or more forms of our online advertising services as well as P4P services. In the fourth quarter of 2009, we had approximately 223,000 active online marketing customers.

Baidu Union Members.  Baidu Union includes a large number of third-party web content and software providers. Baidu Union members can display on their properties our customers’ promotional links that match the content of such members’ properties. Some Baidu Union members also incorporate a Baidu search box or toolbar into their websites. We provide high-quality and relevant search to their users, and in return gain the benefit of increased traffic. When our customers’ promotional links are displayed on Baidu Union members’ websites, we share the fees generated by clicks on these links with the owners of these Baidu Union websites.

Products and Services for Users

We focus on offering products and services that enable our users to find relevant information quickly and easily. We offer the following products and services at Baidu.com to users free of charge. Some of these products and services are also available at m.baidu.com and wap.baidu.com, our websites for users who access our services through mobile Internet devices, including wireless application protocol (WAP) enabled mobile phones.

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

In addition to providing access to billions of indexed Chinese language web pages, we have integrated additional features into our web search that help users find information more easily. The Baidu web search includes features such as:

•	Related Search — provides alternative search terms based on the original queries to help users find relevant web pages quickly.

•	Search in Results — enables users to conduct additional searches within the initial search results.

•	Search Term Suggestion — Displays a list of suggested search terms as the user inputs words into the search box.

•	Search by Chinese Phonetics (Pinyin) — enables users to conduct quick searches by entering Chinese phonetics with letters of the English alphabet instead of Chinese characters.

•	Spell Checker — suggests alternate search terms when a search appears to contain misspellings or typing errors.

•	Advanced Search — enables users to create more focused queries by employing techniques such as narrowing results to specified words or phrases, document formats, geographic regions, time frames or websites.

•	Snapshots — provides snapshots of web pages taken when the pages were indexed, allowing users to view web pages that cannot be quickly or easily opened.

•	Stock Quotes — provides links to stock information of companies listed on the stock exchanges in China.

•	Weather, Train and Flight Schedules — enables users to check weather, domestic train and flight schedules as well as schedules of international flights departing from or arriving in China.

•	News, Knows, Post Bar, MP3, Images, Video, and Space Information — displays search results from other Baidu products including Baidu News, Baidu Knows, Baidu Post Bar, Baidu MP3 Search, Baidu Image Search and Baidu Video Search.

Baidu Post Bar.  Baidu Post Bar provides users with a query-based searchable community to exchange views and share knowledge and experiences. The community can be further expanded by users posting new topics that have not been covered in the community before. In Baidu Post Bar, users can search, read and browse Internet message boards and post messages to other members of the community. Baidu Post Bar covers a broad range of topics and interest areas, such as society, technology, sports, entertainment and fashion. It also provides video-sharing capabilities, which allow users to post and share video clips in approximately 88,000 online communities.

Baidu News.  Baidu News provides links to an extensive selection of local, national and international news and presents news stories in a searchable format, typically within minutes of their publication on the web. Baidu News uses an automated process to display links to related headlines, which enables users to see many different viewpoints on the same story. Baidu News is typically updated every three to five minutes throughout the day. Users also can choose to have links of specific types of news articles (e.g., financial news) or news articles containing specific keywords delivered to their email accounts. We hold a license to provide Internet news services issued by the State Council News Office.

Baidu Knows.  Baidu Knows provides users with a query-based searchable community to share knowledge and experiences. Through Baidu Knows, registered members of Baidu Knows can post specific questions for other members to respond and also answer questions of other members. Any users of our websites can also search, read and browse questions and answers by registered members of Baidu Knows. Baidu Knows contains a broad range of subjects.

Baidu MP3 Search.  Baidu MP3 Search provides algorithm-generated links to songs and other multimedia files provided by Internet content providers. Users can also sort Baidu MP3 Search links by various categories, including lists of top songs and artists, which are updated automatically, generally every week, based on the number of clicks. On the Baidu MP3 Search site, we and more than 160 content providers, including some record labels, jointly offer Baidu New Song Debut, a channel that offers users the newest content from some artists of these labels in streaming format. Another channel of the Baidu MP3 Search site is Baidu Online Radio Alliance, which provides users with radio programs from around 90 national and regional broadcast stations.

Baidu Image Search.  Baidu Image Search enables users to search millions of images on the Internet. Baidu Image Search offers advanced features, such as search by image size, color or image file type. Image listings are organized by various categories which are updated automatically through algorithms.

Baidu Video Search.  Baidu Video Search enables users to search for and access through hyperlinks online video clips that are hosted on third parties’ websites.

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

Other Search and Community Products.  We are continuously developing and introducing new products and services to make Baidu.com more attractive to our users. In addition to the products described above, we currently offer a variety of online search and community products, including but not limited to the following (arranged by alphabetical orders):

Baidu Ancient Chinese Literature Search.  Jointly developed by us and Beijing Guoxue Times Culture Transmission Co., Ltd., Baidu Ancient Chinese Literature Search allows users to search and peruse ancient Chinese masterpieces covering literature, history, religion, philosophy, arts and other essential components of the traditional Chinese culture within our online database. We have created the first online database of ancient Chinese literature in the world to serve and benefit users who appreciate the profound Chinese culture.

Baidu Blind Search.  Baidu Blind Search is designed to assist visually impaired users to conduct a more effective search by removing certain advertisement, images and other content that may interrupt with the functioning of viewing software used by visually impaired users.

Baidu Blog Search.  We offer a trial version of Baidu Blog Search, which allows users to search Chinese language blogs on the Internet.

Baidu Book Search.  Through collaboration with a number of partners in book publishing and distribution, we offer a trial version of Baidu Book Search, which allows users to search for and view information relating to specific books, such as title, author, publisher, price, brief introduction and table of contents. Due to copyright reasons, Baidu Book Search does not provide the full text of books.

Baidu Culture Sharing Search.  We offer a trial version of Baidu Culture Sharing Search, which allows users to search information specifically relating to the Chinese culture from billions of indexed Chinese web pages.

Baidu Data Center.  Baidu Data Center is an online channel providing research reports, news and other content relating to more than 10 industry sectors such as cosmetics, IT training, automobiles, online games and real estate. These industry-specific research reports are developed primarily by mining search queries data generated on our websites. Users registered with Baidu Data Center can download these reports for market research purpose.

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

Baidu Games Related Channels.  Baidu Games is a channel where registered users can play games provided by our online game operator partners. In November 2009, we launched Baidu Games Hall, which allows registered users play certain “casual” online games after downloading a client-end application.

Baidu Government Information Search.  Baidu Government Information Search allows users to search various regulations, rules, notices and other information announced by PRC government entities.

Baidu-Hexun Finance.  We operate a financial information website, Baidu-Hexun Finance, in collaboration with Hexun.com, a financial information service provider in China with news reporting and securities consulting licenses. Users can search or browse through economic and financial news, information relating to personal wealth management and related market statistics.

Baidu Legal Search.  Baidu Legal Search, which was jointly developed by Chinalawinfo.com and us, enables users to search a database that contains national and local laws and regulations, cases, legal decisions, and law dictionaries.

Baidu Local Search.  Baidu Local Search allows users to limit their searches to specific provinces in China.

Baidu Map Search.  We offer a trial version of Baidu Map Search using our self-developed geographic information system (GIS) platform, aiming at enriching our users’ navigation experience. Baidu Map Search enables users to search online maps of over 380 large and medium sized cities in China. Users have the option to type search terms into a single search box to find a particular place, points of interest, such as restaurants, hotels, schools, banks, etc., near a particular place, or get driving directions and public transportation routes.

Baidu Mobile Search and Related Products.  Baidu Mobile Search enables users to access our search and community-based products and services such as Baidu News, Baidu Post Bar, Baidu Knows and Baidu Map Search using mobile Internet devices, including WAP-enabled mobile phones. In May and October 2009, we entered into partnership arrangements with China Telecom and China Unicom, two mobile carriers in China, respectively, to provide mobile search for their 3G mobile service subscribers. Under these arrangements, our mobile search service will be embedded in the mobile carriers’ selected 3G phone modules. Their mobile subscribers will be able to use the pre-installed applications to access various Baidu products and services available to mobile phone users.

In November 2009, we launched trial versions of Baidu Palm and Baidu Mobile Phone Input Method, two user-end software products designed specifically for mobile phone users. By downloading and installing Baidu Palm, mobile phone users can access various Baidu products including Baidu Web Search, Baidu News, Baidu Map Search, Baidu Post Bar and Baidu Knows without the need to make multiple registrations. Baidu Mobile Phone Input Method supports multiple methods of inputting Chinese characters on mobile phones and is designed to allow mobile phone users to conduct searches more efficiently.

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

Baidu Personalized Web Page.  We offer Baidu Personalized Web Page, which allows users to choose from certain pre-set options of Baidu products and arrange the options based on their own preference to create their personalized Baidu search page.

Baidu Postal Code Search.  Baidu Postal Code Search enables our users to search postal codes in 354 cities in China.

Baidu Search and Store.  We offer a trial version of Baidu Search and Store, which is a free online bookmarking service that allows registered users to bookmark, store and organize website links in an online space and conduct searches within the bookmarked websites.

Baidu Search Ranking and Search Index.  Baidu Search Ranking provides listings of top search terms based on daily search queries entered on Baidu.com. The listings are organized by categories and allow users to easily locate popular search terms on topics of interest. We also offer Baidu Search Index, which shows how frequently a given search term is entered into Baidu sites, together with other relevant information such as its historical trend, geographic distribution and demographic distribution.

Baidu Senior Citizen Search.  In October 2009, we launched a new version of web search specifically designed for senior users. Supported by Hanvon, Senior Citizen Search allows users to handwrite search terms in Chinese by moving around the mouse and produce search results more tailored to senior users’ interests and experiences. It also selects websites that may be of interest to senior users and organizes these into categories and subjects.

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

Other Products and Services

Baidu Hi.  In June 2008, we launched a trial version of our instant messaging service Baidu Hi. In addition to the major instant messaging functions of chat, grouping, and personalization, Baidu Hi also integrates the search services, online communities and various other features that we provide.

Baidu E-Commerce.  In October 2008, we launched a trial version of Baidu Youa, a consumer-oriented e-commerce platform. Through Baidu Youa, merchants can sell their products and services at Baidu-registered stores. Customers can use a Baidu-branded online payment system, BaiduPay, to make purchases. In addition to possessing the features and functions of traditional consumer-to-consumer (C2C) online trading platforms, Baidu Youa also focuses on providing consumers with large amount of rich, useful information about the products or services that they are interested in purchasing, such as detailed product or service features, similar products or services, user-generated comments and news or reviews about the products or services available on the Internet. Baidu Youa’s services are supported by a constantly updated database of merchandise information, which also includes user-generated comments.

In January 2010, we entered into an agreement with Rakuten, Inc., the largest e-commerce website in Japan, to form a joint venture to build a business-to-business-to-consumer (B2B2C) online shopping mall for Chinese Internet users. We expect to work with Rakuten, Inc. to build the online shopping mall to provide customers with high-quality merchandise from well-known Chinese and foreign brands as well as SMEs at competitive prices. Rakuten owns 51% and we own 49% of the new joint venture.

Baidu Desktop Search.  Baidu Desktop Search is a free, downloadable software which enables users to search all files saved on their computer without launching a web browser.

Baidu Toolbar.  Baidu Toolbar is a free, downloadable software which, once installed, shows up on a browser’s tool bar and makes our search function readily available on every web page that a user browses.

Baidu Safety Center.  Baidu Safety Center provides users with free virus scanning, system repair and online security evaluations.

Baidu Anti-Virus.  Baidu Anti-Virus is an online marketplace where we collaborate with major Chinese and international anti-virus software companies to offer our users the latest anti-virus software products and computer virus-related news.

Baidu Internet TV.  Baidu Internet TV (also known as Baidu Movies and Televisions) allows users to search, watch and download free movies, television series, cartoons, variety shows and certain other programs hosted on our servers. The programs have been provided to us by content providers, which have represented to us that they have valid copyrights to those programs.

In February 2010, we and Providence Equity Partners, a private equity firm, signed an agreement, pursuant to which Providence Equity Partners invested $50.0 million in March 2010 into Ding Xin, Inc., a Cayman Islands company newly established by us. Ding Xin, Inc. and entities under its control will operate the Baidu Internet TV channel and develop an advertising supported online video business.

Baidu Japanese Language Search.  In January 2008, after completing a Beta test that last nearly a year, we formally launched our Japanese search services at www.baidu.jp, run by our Japanese subsidiary, Baidu Japan. Our Japanese search services currently offer web search, image search, video search and blog search capabilities. In September 2009, we launched a trial version of mobile search service in Japan. In December 2009, we launched Baidu Type, a Japanese input method for PC users.

Products and Services for Customers

We focus on providing customers with cost-effective and targeted marketing solutions. We generate almost all of our revenues from online marketing services.

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

Our P4P platform is an online marketplace that introduces Internet search users to customers who bid for priority placement in the search results. Our intelligent ranking system takes into consideration the “quality factor” of a keyword in addition to the price bid on the keyword. The quality factor of a keyword is determined based on the relevance of a keyword and certain other factors. The relevance of a keyword is determined based on our analysis of past search and click-through results. Links to customers’ websites are ranked according to a comprehensive ranking index, calculated based on both the quality factor of a keyword and the price bid on that keyword. Our P4P online marketing customers may choose to set a daily limit on the amount spent and may also choose to target only users accessing our website from specified regions in China and/or during specific time period of the day.

We offer certain customers value-added consultative services that help to maximize their return on investment, or ROIs, including:

•	Keyword Suggestions — We suggest synonyms and associated phrases to use as keywords or text in search listings. These suggestions can improve click-through rates of the customer’s listing and increase the likelihood that a user will enter into a transaction with the customer.

•	Account Management — We help manage customers’ P4P accounts by, among other things, adjusting keywords from time to time at their request to help increase the click-through rate for their listings.

•	Performance Reporting — We provide our customers online daily reports that contain a variety of data, such as the number of click-throughs, clicked keywords, total costs incurred, and statistics organized by geographic region.

In April 2009, we officially launched Online Marketing Professional Edition, also known as Phoenix Nest, a new online marketing system. In December 2009, we completed the switch from our previous auction-based online marketing system, which we refer to as Online Marketing Classic Edition, to Phoenix Nest. Through an enhanced algorithm that generates more relevant advertisements and provides customers with additional tools and information to help them better manage their spending and achieve higher ROI, Phoenix Nest is designed to improve relevance in paid search and increase value for customers, thus driving monetization efficiency. Because Phoenix Nest is still relatively new, there is no assurance that we will be able to retain existing customers or attract new customers to use it. See “Item 3.D. Risk Factors — Risks Related to Our Business — If we fail to retain existing customers or attract new customers for our online marketing services, our business and growth prospects could be seriously harmed.”

Network Marketing.  Using our ProTheme contextual promotion technology, we offer Network Marketing, a service that enables our customers’ textual or graphical promotional links to be displayed on the properties of Baidu Union members where the customers’ links are relevant to the subject and content of such Baidu Union members’ websites. We generate revenues from our Network Marketing service based on the number of clicks on our customers’ links and share the revenues with our Baidu Union members in accordance with pre-agreed terms.

Fixed Ranking.  Our fixed ranking services allow our customers to display query sensitive text links at a designated location on our search results pages. Our customers pay us an amount based primarily on the location of their text links on our web pages.

Targetizement.  We offer services, branded “Targetizement,” that enable our customers to reach their targeted Internet users by displaying their advertisements only when their targeted Internet users browse certain Baidu web pages. The customers pay us a fee based on the number of clicks on their advertisements.

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

Brand-Link.  We offer a brand advertising service, Brand-Link. When Internet users conduct a keyword search using brand names of our customers who subscribe to our Brand-Link services, the search will generate a wide range of brand-specific content, including news reports, promotional announcements, product information and marketing campaigns. The customers pay us a fee based on the duration of the placement of the brand-specific content.

Other Forms of Online Advertising.  Other forms of our online advertising services allow customers to display query sensitive and non-query sensitive advertisements on our websites, including graphical advertisements. Our advertising contracts are generally of short term. Standard rates for online advertisements vary depending on several factors, including the term of the contract, channel and traffic reach and the size and position of the advertisement on our web pages.

In addition to the marketing services described above, from which we generate our online marketing revenues, we also offer a variety of value-added services and platforms designed to aid our online marketing customers in determining their best marketing solutions and better managing their marketing spending. Baidu Compass is a platform that helps our online marketing customers, primarily medium and large enterprises, to determine their best marketing solutions based on our analysis of search user behaviors. Baidu Holmes is a platform that helps our online marketing customers to evaluate the effect of our online marketing solutions by providing various data and analyses that could be used to monitor ROIs. Baidu Union members can also benefit from Baidu Holmes in better managing their websites through the data and analyses provided by this platform. My Marketing Center is a customized platform integrating industry information, market trends and business and industry news and reports to assist existing customers in their sales and marketing efforts. The platform combines our vast resources in online information search and aggregation to help customers make better use of search marketing tools to improve customer targeting, increase sales and enhance brand impact.

Baidu Union

Baidu Union consists of a large number of third-party web content and software providers. Baidu Union members can display on their properties our customers’ promotional links that match the content on such members’ properties. Some Baidu Union members also incorporate a Baidu search box or toolbar into their websites. Their users can conduct search via the Baidu search box or toolbar and can click on our customers’ promotional links located on their properties. Our relationships with Baidu Union members allow them to provide high-quality and relevant search results to their users without the costs associated with building and maintaining advanced search capabilities in-house. Moreover, our Baidu Union members can monetize their traffic and content through revenue sharing arrangements with us, which are based on the number of click-throughs from their users on our customers’ promotional links. The click-throughs can be either on our customers’ promotional links reached through the Baidu search box or toolbar located on the Baidu Union members’ websites or directly on our customers’ promotional links located on the Baidu Union Members’ properties. We intend to recruit additional Baidu Union members to further increase traffic to our Baidu.com website.

Our Customers

Online Marketing.  We serve a broad range of online marketing customers consisting of SMEs throughout China, large domestic corporations and Chinese divisions or subsidiaries of large, multinational corporations. We have a diverse customer base in terms of industries and geographical locations. The industries in which our customers operate include medical, machinery, education, franchising, electronic products, e-commerce, ticketing, tourism, information technology services, consumer products, real estate, entertainment, financial services, and other industries. Customers in the top five industries contributed approximate 50% of our total online marketing revenues in 2009. Although we have customers located throughout China, we have a more active and larger customer base in coastal regions, reflecting the current general economic demographics in China.

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

Sales and Distribution

We sell our online marketing services directly and through our distribution network. Historically, we have acquired our P4P customers primarily through our nationwide network of third-party distributors and, to a lesser extent, through our direct sales force. In early 2005, we started to establish direct sales offices in a number of major cities in China. Currently, we have direct sales presence in Shanghai, Beijing and major cities in Guangdong Province.

Our distributors provide numerous services, including identifying customers, collecting payments, assisting customers in setting up accounts with us, suggesting keywords to maximize ROI and engaging in other marketing and educational services aimed at acquiring customers. We offer discounts to distributors as consideration for their services. We have relied on distributors for several reasons. Our P4P customer base in China is geographically diverse and fragmented, as most of our P4P customers are SMEs located in different regions in China. Moreover, SMEs are generally less experienced with online marketing as compared to large companies and therefore benefit from the extensive services provided by distributors. Finally, secure online payment and credit card systems are in early stages of development in China. Distributors serve as an important channel to reach SME customers throughout China and collect payments from them.

We offer our tailored marketing solutions to medium and large corporate customers through third-party agencies and our direct sales force. We have local sales staff in Beijing, Shanghai and major cities in Guangdong Province, including Shenzhen, Guangzhou, and Dongguan, covering the largest regional markets for our online advertising services.

Marketing

Historically, our user base grew primarily through word-of-mouth. We focus on continuously improving the quality of our products and services, as we believe satisfied users and customers are more likely to recommend our products and services to others. Through these efforts and the increased use of the Internet in China, we have built our brand with modest marketing expenditures.

Our initial public offering in 2005 and subsequent positive media coverage have significantly enhanced our brand recognition. In addition, we have implemented a number of marketing initiatives designed to promote our brand awareness among potential users and customers. For example, we purchased advertisements shown during CCTV’s 2009 Spring Festival Gala, the most watched show on China’s largest nationwide television network. We have also conducted cross-marketing activities with a number of leading consumer brands.

In addition, with the assistance from our distributors, we conduct localized marketing activities tailored to potential customers in various regions. We also organize and sponsor seminars and discussion forums targeted at existing and potential customers.

Competition

The Internet search industry in China is rapidly evolving and highly competitive. Our primary competitors include U.S.-based Internet search providers providing Chinese language Internet search services and Chinese Internet companies. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance) and quantity (index size) of search results, availability and ease of use of our products and services, the number of customers, distribution channels and the number of associated third-party websites. We also face competition from traditional advertising media. Furthermore, our instant messaging and e-commerce services face competition from leading providers of these services in China.

U.S.-based Internet Search Providers.  U.S.-based Internet search providers such as Google and Microsoft have a strong global presence, well-established brand names, more users and customers and significantly greater financial resources than we do. Google’s Chinese website google.cn is our major competitor in Chinese language search. We may also continue to face competition from other existing competitors and new entrants in the Chinese language search market.

Chinese Internet Companies.  Chinese Internet portals such as Sohu, Netease and Tencent offer a broad range of online services, including search service. Sohu has its own search engine, “Sogou,” and Tencent also has its own search engine, “SOSO.” Each of our Chinese competitors has generated significant traffic, a loyal user base and a large and broad customer base. These portals have widely recognized brand names in China and some have greater financial resources than we do. We compete with these portals primarily for user traffic and online advertising. In addition, we compete with B2B service providers such as Alibaba, which also offers search services on its websites.

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

Instant Messaging and E-commerce Service Providers.  Baidu Hi, our instant messaging service, competes primarily with Tencent’s QQ and MSN Messenger. Baidu Youa, our e-commerce platform, faces competition primarily from e-commerce service providers such as Alibaba’s Taobao, Tencent’s Paipai and Eachnet, a joint venture of eBay and Tom Online.

Technology

We provide our web search and P4P technology using our network of computers running customized software developed in-house. Our key technologies include:

Web Search Technology

Our web search technology applies a combination of techniques to determine the importance of a web page independent of a particular search query and the relevance of that page to a particular search query.

Link Analysis Techniques.  Link analysis is a technique that determines the relevance between a user query and a web page by evaluating the combination of the anchor texts and the number of web pages linked to that web page. We treat a link from web page A to web page B as a “vote” by page A in favor of page B. The subject of the “vote” is described in the anchor texts of that link. The more “votes” a web page gets, the higher the relevance. We compare search queries with the content of web pages to help determine relevance. Our text-based scoring techniques do more than count the number of times a search term appears on a web page. For example, our technology determines the proximity of individual search terms to each other on a given web page, and prioritizes results where the search terms are near each other. Other aspects of a page’s content are also considered. By combining link analysis with our information extraction techniques, we are able to deliver relevant search results.

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

Web Crawling Techniques.  Our powerful computer clusters and intelligent scheduling algorithms allow us to crawl Chinese web pages efficiently. We can easily scale up our system to collect billions of Chinese web pages. Our spider technology enables us to refresh web indices at intervals ranging from every few minutes to every few weeks. We set the index refresh frequency rate based on our knowledge of Internet search users’ needs and the nature of the information. For example, our news index is typically updated every three to five minutes throughout the day given the importance of timely information for news. We also mine multimedia and other forms of files from web page repositories.

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

P4P Technology

Our P4P platform serves millions of relevant, targeted sponsored links each day based on search terms users enter or content they view on the web page. Our key P4P technology includes:

P4P Auction System.  We use a web-based auction system to enable customers to bid for positions and automatically deliver relevant, targeted promotional links on Baidu’s properties and Baidu Union members’ properties. The system starts by screening the relevance between the sponsored links and a particular query. Our intelligent ranking system takes into consideration the quality factor of a keyword in addition to the price bid on the keyword. The quality factor of a keyword is determined based on the relevance of the keyword and certain other factors. The relevance of a keyword is determined based on the analysis of past search and click-through results. Links to customers’ websites are ranked according to a comprehensive ranking index, calculated based on both the quality factor of a keyword and the price bid or that keyword. We employ a dynamic mechanism for the determination of the minimum bidding price for each keyword. For determination of cost per click, or CPC, the system uses an automatic price reducing mechanism which automatically lowers the CPC to the minimum needed to maintain the desired position.

In December 2009, we completed the switch from Online Marketing Classic Edition, our previous auction-based online marketing system, to Phoenix Nest, our new online marketing system. Compared with the previous auction system, Phoenix Nest, which is designed to generate more relevant advertisements, can help customers to more easily find users’ favorite search terms to bid on, and provides customers with more tools for budget management and more data for the effective measurement of ROI.

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

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We have eight issued patents in China and intend to apply for more patents to protect our core technologies. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. , which is our company’s name “Baidu” in Chinese, has been recognized as a well-known trademark in China by the Trademark Office under the State Administration for Industry and Commerce. In addition to owning the trademark and the related logo, we have applied for registration of additional trademarks and logos, including , , and . We also have registered certain trademarks in Hong Kong, including and our company logo, and the United States, including “Baidu”. In addition, we have registered our domain name Baidu.com with register.com, Baidu.jp with humeia.co.jp and Baidu.cn, Baidu.com.cn, hao123.com, youa.com and certain other websites with China National Network Information Center, or CNNIC.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risks to us. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our Business — We may face intellectual property infringement claims and other related claims that could be time-consuming and costly to defend and may result in our inability to continue providing certain of our existing services” and “— We may be subject to patent infringement claims with respect to our P4P platform.”

Regulation

The PRC government extensively regulates the telecommunications industry, including the Internet sector. The State Council, the MIIT and other relevant government authorities have promulgated an extensive regulatory scheme governing Internet-related services. This section summarizes the principal PRC laws and regulations relating to our business.

In the opinion of Haiwen & Partners, our PRC legal counsel: (1) the ownership structure of our company, Baidu Online, Baidu China, Baidu Times, Baidu Netcom, Beijing Perusal and BaiduPay complies with current PRC laws and regulations; (2) subject to the disclosure and risks disclosed under “Item 3.D. Key Information — Risk Factors — Risks Related to Our Corporate Structure” and “— Risks Related to Doing Business in China”, our contractual arrangements with Baidu Netcom, Beijing Perusal and BaiduPay and their shareholders are valid and binding on all parties to these arrangements and do not violate existing PRC laws or regulations; and (3) subject to the disclosure and risks disclosed under “Item 3.D. Key Information — Risk Factors — Risks Related to Our Corporate Structure” and “— Risks Related to Doing Business in China”, the business operations of our company, Baidu Online, Baidu China, Baidu Times, Baidu Netcom, Beijing Perusal and BaiduPay comply with current PRC laws and regulations in all material respects.

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

In December 2001, the MIIT promulgated the Administrative Measures for Telecommunications Business Operating License, or the Telecom License Measures. In March 2009, the MIIT issued a revised Telecom License Measures, which took effect on April 10, 2009. The Telecom License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an ICP operator providing the same services in one province is required to obtain a local license.

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

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council in December 2001 and amended in September 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce (or the Ministry of Commerce’s authorized local counterparts), which retain considerable discretion in granting approvals. According to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. We believe that it would be impracticable for us to acquire any equity interest in Baidu Netcom, Beijing Perusal or BaiduPay without diverting management attention and resources. In addition, we believe that our contractual arrangements with these entities and their respective individual shareholders provide us with sufficient and effective control over these entities. Accordingly, we currently do not plan to acquire any equity interest in any of these entities.

In July 2006, the MIIT issued the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their valued-added telecommunication business operating licenses.

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

To comply with the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, we have transferred certain domain names primarily used in our business to Baidu Netcom and Beijing Perusal, respectively, and have transferred certain trademarks to BaiduPay. We are also in the process of transferring certain trademarks, including pending trademark applications made by Baidu Online, to Baidu Netcom and Beijing Perusal, respectively. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet business and companies.”

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

Regulations on Internet Culture Activities

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

On August 26, 2009, the PRC Ministry of Culture promulgated the Notice on Strengthening and Improving the Content Review of Online Music dated August 18, 2009. According to this notice, only “Internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. Internet culture operating entities should establish strict self-monitoring system of online music content and set up special department in charge of such monitoring.

Regulation on Broadcasting Audio/Video Programs through the Internet

On July 6, 2004, the State Administration of Radio Film and Television promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules. The A/V Broadcasting Rules apply to the opening, broadcasting, integration, transmission or download of audio/video programs via the Internet and other information networks. Anyone who wishes to engage in Internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the State Administration of Radio Film and Television and operate pursuant to the scope as provided in such license. Foreign invested enterprises are not allowed to engage in the above business.

On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the Ministry of Culture, the State Administration of Radio Film and Television and the General Administration of Press and Publication to adopt detailed implementation rules according to these decisions.

On December 20, 2007, the State Administration of Radio Film and Television and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Document 56, which came into effect as of January 31, 2008. Document 56 reiterates the requirement set forth in the A/V Broadcasting Rules that online audio/video service providers must obtain a license from the State Administration of Radio Film and Television. Furthermore, Document 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the State Administration of Radio Film and Television’s website dated February 3, 2008, officials from the State Administration of Radio Film and Television and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Document 56 was issued. Baidu Netcom has obtained an audio/video program transmission license, which is valid from January 2010 to January 2013.

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the State Administration for Industry and Commerce, although there are no national PRC laws or regulations specifically regulating online advertising business. Under the Rules for Administration of Foreign Invested Advertising Enterprise, promulgated by the State Administration for Industry and Commerce and the Ministry of Commerce in March 2004 and amended in October 2008, foreign investors are permitted to own equity interests in PRC advertising companies. However, foreign investors in wholly foreign-owned and joint venture Chinese advertising companies are required to have at least three years and two years, respectively, of direct operations in the advertising industry outside of China. Since we have not been involved in advertising outside of China for the required number of years, we cannot hold direct equity interests in PRC companies engaged in advertising business. We conduct our online advertising business through our consolidated affiliated entities in China, Baidu Netcom and Beijing Perusal.

On November 30, 2004, the State Administration for Industry and Commerce issued the Administrative Regulations for Advertising Operation Licenses, taking effect as of January 1, 2005, granting a general exemption to enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and other entities specified in laws or administrative regulations) from the previous requirement to obtain an advertising operation license in addition to a business license. We conduct our online advertising business through Baidu Netcom and Beijing Perusal, each of which holds a business license that includes online advertising in its business scope.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been performed and that relevant approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the State Administration for Industry and Commerce or its local branches may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

Regulations on Software Products

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

Patent.  The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

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

On May 18, 2006, the State Council promulgated the Protection of the Right of Communication through Information Network, which became effective on July 1, 2006. Under this regulation, an Internet service provider may be exempted from liabilities for providing links to infringing or illegal content if it does not know that such content is infringing other parties’ rights or is illegal. However, if the legitimate owner of the content notifies the Internet service provider and requests removal of the links to the infringing content, the Internet service provider would be deemed to have constructive knowledge upon receipt of such notification but would be exempted from liabilities if it removes or disconnects the links to the infringing content at the request of the legitimate owner. At the request of the alleged violator, the Internet service provider should immediately restore links to content previously disconnected upon receipt of initial non-infringing evidence.

We have adopted measures to mitigate copyright infringement risks. For example, our policy is to remove links to web pages if we know these web pages contain materials that infringe third-party rights or if we are notified by the legitimate copyright holder of the infringement with proper evidence.

Trademark.  The PRC Trademark Law, adopted in 1982 and revised respectively in 1993 and 2001, protects registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. is recognized as a well-known trademark in China by the Trademark Office under the State Administration for Industry and Commerce. In addition to owning the trademark and the related logo, we have applied for registration of additional trademarks and logos, including , , , and .

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

Regulations on Information Security

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

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure. The Internet Measures prohibit an ICP operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent or unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

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

Dividend Distribution

The principal laws and regulations governing dividend distributions by wholly foreign owned enterprises and Sino-foreign equity joint ventures include:

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

Under these laws and regulations, wholly foreign owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.

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

On December 25, 2006, the People’s Bank of China promulgated the Measures for the Administration of Individual Foreign Exchange, and on January 5, 2007 SAFE further promulgated the implementation rules on those measures. Both became effective on February 1, 2007. According to the implementation rules, if individuals in the PRC participate in any employee stock ownership plan or stock option plan of an overseas listed company, those individuals must apply as a group through the company or a domestic agency to SAFE or the appropriate local branch for approval for any foreign exchange-related transactions concerning that plan.

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

Regulations on Taxation

For a discussion of applicable PRC tax regulations, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Taxation.”

Regulations in Japan

Although current Japanese law and regulations contain no provisions expressly directed toward legal control of Internet search services such as those operated by our Japanese subsidiaries in Japan, certain existing Japanese law and regulations may nonetheless affect such services. The application to our Japanese subsidiaries of existing Japanese law and regulations relating to issues such as intellectual property ownership and infringement, obscenity and other content regulation, user privacy and data protection, defamation, consumer protection and quality of services in many instances is unclear or unsettled. In all such cases, there is a possibility that providing, editing and processing by an Internet search service of links to web pages which contain material in violation of applicable Japanese law could result in civil or criminal legal liability on the part of such Internet search service. In addition to the foregoing, there is political and social support within Japan for the adoption of legislation expressly directed to the legal control of harmful information on the Internet. With this support, a law which aims to protect juveniles from harmful information on the Internet is being introduced, and it is difficult to predict how much impact such a law will have on the operation of our Internet search services in Japan.

C.	Organizational Structure

The following is a list of our subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Name	Time of Formation	Place of Formation	Relationship

Baidu Online Network Technology (Beijing) Co., Ltd.	January 2000	China	Wholly owned subsidiary
Baidu Holdings Limited	February 2000	British Virgin Islands	Wholly owned subsidiary
Baidu Netcom Science Technology Co., Ltd.	June 2001	China	Consolidated affiliated entity
Baidu (China) Co., Ltd.	June 2005	China	Wholly owned subsidiary
Baidu.com Times Technology (Beijing) Co., Ltd.	April 2006	China	Wholly owned subsidiary
Beijing Perusal Technology Co., Ltd.	June 2006	China	Consolidated affiliated entity
Baidu, Inc.	December 2006	Japan	Wholly owned subsidiary
Baidu (Hong Kong) Limited	November 2007	Hong Kong	Wholly owned subsidiary
Beijing BaiduPay Science and Technology Co., Ltd.	February 2008	China	Consolidated affiliated entity
Baido, Inc.	April 2008	Japan	Wholly owned subsidiary
Hyakudo, Inc.	April 2008	Japan	Wholly owned subsidiary
Baidu Interaction (Shenzhen) Network Technology Co., Ltd.	February 2009	China	Wholly owned subsidiary

In addition to the subsidiaries and consolidated affiliated entities listed above, we also own a 49% equity interest in RakuBai Limited, a company incorporated in Hong Kong. Rakuten, Inc., the largest e-commerce website in Japan, owns the remaining 51% equity interest in RakuBai Limited.

PRC laws and regulations restrict foreign investment in Internet and online advertising businesses. Accordingly, we operate our websites and our online advertising business in China through contractual arrangements with Baidu Netcom, Beijing Perusal, BaiduPay and their respective individual shareholders, which allow us to substantially control these entities. See “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions” for a summary of these contractual arrangements.

D.	Property, Plant and Equipment

In November 2009, we moved into Baidu Campus, our new corporate headquarters located in Shangdi, an area designated by the Beijing municipal government as the center of the city’s information technology industry. The new facility occupies 91,500 square meters of gross floor area and currently houses our principal executive offices, information and technology center, online marketing services center and administrative and support departments, and approximately 3,300 of our employees. We own the land use right to the land on which Baidu Campus was built. We have branch offices in Beijing, Shanghai and selected cities in Guangdong Province, where we lease premises from unrelated third parties. Our servers in China are hosted at the Internet data centers of China Telecom and China Unicom in Beijing, Tianjin, Jinan, Zhengzhou, Shijiazhuang, Foshan, Suzhou, Chengdu and Shenzhen. Our servers in Japan are hosted at the Internet data center of Computer Engineering & Consulting, Ltd.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3.D. Key Information — Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

Our operations are primarily based in China, where we derive almost all of our revenues. Total revenues in 2009 were RMB4.4 billion (US$651.6 million), a 39.1% increase over 2008. Operating profit in 2009 was RMB1.6 billion (US$235.1 million), a 46.3% increase over 2008. Net income in 2009 was RMB1.5 billion (US$217.6 million), a 41.7% increase over 2008.

Our total assets as of December 31, 2009 were RMB6.2 billion (US$902.0 million), of which cash and cash equivalent amounted to RMB4.2 billion (US$615.3 million). Our total liabilities were RMB1.4 billion (US$205.7 million), accounting for 22.8% of total liabilities and shareholders’ equity. As of December 31, 2009, our retained earnings accumulated to RMB3.4 billion (US$504.0 million).

The major factors affecting our results of operations and financial condition are discussed below.

Revenues

Revenue Generation

We derive almost all of our revenues from online marketing services, which accounted for 99.8%, 99.9% and 99.9% of our total revenues in 2007, 2008 and 2009, respectively. We provide online marketing services to our P4P customers and tailored solutions customers. A substantial majority of our revenues from online marketing services were derived from our P4P services.

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

Our P4P services revenues have primarily been driven by the increase in the number of page views, the increase in the number of P4P customers, and by our success in optimizing the display of sponsored links. We believe that an increase in the number of active P4P customers generally leads to an increase in the number of sponsored links and a higher average price per click-through for selected keywords. Our P4P customer growth has primarily been driven by the adoption of our P4P services by SMEs and, to a lesser extent, large enterprises. Our online advertising services have historically been driven by the general increase in our customers’ online marketing budgets. Most of our tailored solutions customers are medium and large enterprises. We expect the number of our online marketing customers to grow and, as a result, our customer mix may change. However, we expect our online marketing customer base to remain diverse for the foreseeable future. A prolonged economic slowdown in China may cause our customers to decrease or delay their online marketing spending, hamper our efforts to grow our customer base, or result in fewer clicks by our users on sponsored links or advertisements displayed on our or Baidu Union members’ websites. Any of these consequences could negatively affect our online marketing revenues.

In April 2009, we officially launched Phoenix Nest, our new auction-based online marketing system designed to improve relevance in paid search and increase value for customers. In December 2009, we completed the switch from our previous online marketing system, the Online Marketing Classic Edition, to Phoenix Nest. If Phoenix Nest is perceived to be a less effective marketing tool than the Online Marketing Classic Edition, we may lose existing customers or encounter difficulty attracting new customers and, as a result, our future revenues could be materially and adversely affected.

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

Revenue Collection

We collect payments for our P4P services both from our customers directly and through our distributors. We have expanded our direct sales effort in several cities in China, including Beijing, Shanghai, Guangzhou, Shenzhen and Dongguan, and as a result, an increasing portion of P4P payments have been collected through our direct sales. We require our P4P distributors or direct customers to pay a deposit before using our P4P services, to maintain a minimum balance in their accounts, and to replenish the accounts immediately or in some cases, within certain grace periods after their account balance falls below the designated amount. We deduct the amount due to us from the deposit paid by a distributor or a customer when a user clicks on the customer’s link in the search results.

We offer payment terms to our tailored solutions customers and longer payment terms to certain qualified distributors, consistent with industry practice.

As of December 31, 2009, we had accounts receivable of RMB161.6 million (US$23.7 million), net of allowance of RMB9.0 million (US$1.3 million), mainly due from tailored solutions customers.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, selling, general and administrative expenses, and research and development expenses. Share-based compensation expenses are allocated among the above three categories of operating costs and expenses, based on the nature of the work of the employees who have received share-based compensation. Costs and expenses related to our Japan operations, which started in December 2006, are included in our cost of revenues, selling, general and administrative expenses and research and development expenses. Our total operating costs and expenses increased significantly from 2007 to 2009 due to the growth of our business.

Cost of Revenues

The following table sets forth the components of our cost of revenues both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)

Total revenues	1,744,425	100.0	3,198,252	100.0	4,447,776	651,603	100.0

Cost of revenues:
Business tax and surcharges	(108,783)	6.2	(200,085)	6.2	(275,924)	(40,423)	6.2
Traffic acquisition costs	(204,693)	11.7	(418,474)	13.1	(697,673)	(102,210)	15.7
Bandwidth costs	(117,554)	6.8	(178,651)	5.6	(203,927)	(29,875)	4.6
Depreciation of servers and other equipment	(147,115)	8.4	(225,799)	7.1	(250,969)	(36,767)	5.6
Operational costs	(65,544)	3.8	(127,906)	4.0	(181,369)	(26,571)	4.1
Share-based compensation expenses	(1,717)	0.1	(4,542)	0.1	(6,374)	(934)	0.1

Total cost of revenues	(645,406)	37.0	(1,155,457)	36.1	(1,616,236)	(236,780)	36.3

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

Operational Costs.  Operational costs include primarily salary and benefit expenses and travel and other expenses incurred by our operating and technical support personnel. Salary and benefit expenses include wages, bonuses, medical insurance, unemployment insurance, pension benefits, employee housing fund and other welfare benefits.

Operating Expenses

The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)

Total revenues	1,744,425	100.0	3,198,252	100.0	4,447,776	651,603	100.0

Cost of revenues	(645,406)	37.0	(1,155,457)	36.1	(1,616,236)	(236,780)	36.3
Selling, general and administrative	(411,163)	23.6	(659,804)	20.6	(803,988)	(117,785)	18.1
Selling and marketing	(275,283)	15.8	(452,245)	14.1	(573,088)	(83,958)	12.9
General and administrative	(135,880)	7.8	(207,559)	6.5	(230,900)	(33,827)	5.2
Research and development	(140,702)	8.1	(286,256)	9.0	(422,615)	(61,913)	9.5

Total costs and operating expenses	(1,197,271)	68.7	(2,101,517)	65.7	(2,842,839)	(416,478)	63.9

Selling, General and Administrative Expenses

Our selling and marketing expenses primarily consist of salaries and benefits and commissions for our sales and marketing personnel and promotional and marketing expenses. We expect to incur higher selling and marketing expenses as we intensify our brand-promotion efforts. To the extent that our direct sales force sells a greater proportion of our online marketing services, we expect that our selling expenses will increase as a result of increased sales commissions.

Our general and administrative expenses primarily consist of salaries and benefits for our general and administrative personnel and fees and expenses for legal, accounting and other professional services.

Research and Development Expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel. We expense research and development costs as they are incurred, except for capitalized software development costs that fulfill the capitalization criteria under Accounting Standards Codification, or ASC, subtopic 350-40, Intangibles-Goodwill and Other: Internal-Use Software (Pre-Codification: Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use).

Share-based Compensation Expenses

We grant options to our employees as a type of share-based compensation award. As of December 31, 2009, there was RMB36.5 million (US$5.3 million) unrecognized share-based compensation cost related to options, which is expected to be recognized over a weighted-average vesting period of 2.6 years. To the extent the actual forfeiture rate is different from our original estimate, actual share-based compensation cost related to these awards may be different from our expectation.

In addition to options, we started awarding restricted shares to employees in 2006. As of December 31, 2009, there was RMB53.8 million (US$7.9 million) unrecognized share-based compensation cost related to restricted shares, which is expected to be recognized over a weighted-average vesting period of 1.2 years. To the extent the actual forfeiture rate is different from our original estimate, actual share-based compensation cost related to these awards may be different from our expectation.

The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)

Allocation of Share-based Compensation Expenses
Cost of revenues	1,717	4.3	4,542	5.4	6,374	934	7.4
Selling, general and administrative	17,371	43.6	41,651	49.6	38,681	5,667	44.8
Research and development	20,760	52.1	37,784	45.0	41,263	6,045	47.8

Total share-based compensation expenses	39,848	100.0	83,977	100.0	86,318	12,646	100.0

Depreciation Expenses of Baidu Campus

Depreciation expenses of Baidu Campus are allocated into cost of revenues and operating expenses based on the function of the operating units benefiting from the use of the premises. With our recent move into Baidu Campus and the termination of certain prior leasing contracts, our leasing expenses are expected to decrease in the future.

Taxation

Under the current laws of the Cayman Islands and the British Virgin Islands, we and our direct subsidiary Baidu Holdings Limited are not subject to income or capital gains tax. Under the current laws of Hong Kong, Baidu (Hong Kong) Limited is exempted from income tax on its foreign-derived income. Additionally, dividend payments made by any of these companies are not subject to withholding tax in those jurisdictions.

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

According to the EIT Law, as further clarified by the Implementation Rules and the Transition Preferential Policy Circular, foreign-invested enterprises and domestic enterprises are subject to EIT at a uniform rate of 25%. The EIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax rate according to then effective tax laws and regulations will gradually transition to the uniform 25% EIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises strongly supported by the state,” subject to certain general factors described therein.

Under the Notice on Several Preferential Policies in Respect of Enterprise Income Tax promulgated jointly by the Ministry of Finance and the State Administration of Taxation on February 22, 2008, or the Caishui No. 1 Notice, other than the preferential EIT treatments specified under the EIT Law, the Implementation Rules and certain other tax regulations, all preferential EIT treatments granted prior to January 1, 2008 are eliminated. On April 24, 2009, the Ministry of Finance and the State Administration of Taxation jointly promulgated Caishui Circular 69. According to Caishui Circular 69, subject to verification, a qualified software enterprise established prior to January 1, 2008 may continue to enjoy the tax holidays previously granted to it as a “software enterprise.” Where the software enterprise had already started to enjoy its tax holidays before 2008, it may continue to enjoy the remaining tax holidays from 2008 until the expiration of such tax holidays. Therefore, Baidu China may continue to enjoy a 50% reduced EIT rate from 2008 to 2010 as a “software enterprise.”

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

If Baidu Online or Baidu Times fails to maintain the “high and new technology enterprise” qualification under the EIT Law, or if Baidu China fails to maintain the qualification as a “software enterprise”, their tax rates will be increased, which could have a material adverse effect on our results of operations.

Under the EIT Law and the Implementation Rules, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from the disposition of assets (after deducting the net value of such assets) by such foreign enterprise investor, shall be subject to a 10% withholding tax unless such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding. The Caishui No. 1 Notice issued on February 22, 2008 further clarifies that undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 will be exempted from any withholding tax.

The British Virgin Islands, where Baidu Holdings Limited, the sole shareholder of our PRC subsidiary Baidu Online, was incorporated, does not have such a tax treaty with China. Baidu (Hong Kong) Limited, our wholly owned subsidiary and the sole shareholder of our PRC subsidiaries Baidu China and Baidu Times, was incorporated in Hong Kong, which has a tax treaty with China that provides for a lower withholding tax rate of 5%. However, the

State Administration of Taxation promulgated Notice on How to Understand and Determine the Beneficial Owners in Tax Conventions on October 27, 2009, or SAT Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” with respect to dividend, interest and royalty income under China’s tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner shall have ownership and right to dispose of the income or the rights and properties giving rise to such income. A beneficial owner generally engages in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up primarily for the purpose of evading or reducing taxes or transferring or accumulating profits.

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

The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides that an overseas registered enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly located in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies located in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) no less than half of the enterprise’s directors or senior management with voting rights reside in the PRC. Although SAT Circular 82 only applies to overseas registered enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

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

If our PRC subsidiaries no longer qualify for preferential tax treatment, we will consider available options under applicable law that would enable us to qualify for further preferential tax treatment. To the extent we are unable to offset the impact of the expiration of our PRC subsidiaries’ preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, the expiration of their preferential tax treatment may cause our effective tax rate to increase. The amount of income tax payable by our PRC subsidiaries in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the subsidiaries. Our effective tax rate depends partially on the extent of the relative contribution of each of our subsidiaries to our consolidated taxable income. In 2007, 2008 and 2009, our consolidated effective tax rate was -2.1%, 9.97% and 11.76%, respectively.

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

	For the Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
	(In thousands)

Consolidated Statements of Income Data
Revenues:
Online marketing services	1,741,021	3,194,461	4,445,310	651,242
Other services	3,404	3,791	2,466	361
Total revenues	1,744,425	3,198,252	4,447,776	651,603
Operating costs and expenses(1) :
Cost of revenues	(645,406)	(1,155,457)	(1,616,236)	(236,780)
Selling, general and administrative	(411,163)	(659,804)	(803,988)	(117,785)
Research and development	(140,702)	(286,256)	(422,615)	(61,913)

Total operating costs and expenses	(1,197,271)	(2,101,517)	(2,842,839)	(416,478)

Operating profit	547,154	1,096,735	1,604,937	235,125
Interest income	49,009	47,677	32,661	4,785
Other income, net, including exchange gains or losses	20,053	19,767	45,752	6,703
Loss from equity method investments	—	—	(229)	(34)
Taxation	12,752	(116,071)	(198,017)	(29,010)
Net income	628,968	1,048,108	1,485,104	217,569

(1)	Share-based compensation expenses are allocated as follows:

Cost of revenues	(1,717)	(4,542)	(6,374)	(934)
Selling, general and administrative	(17,371)	(41,651)	(38,681)	(5,667)
Research and development	(20,760)	(37,784)	(41,263)	(6,045)

	(39,848)	(83,977)	(86,318)	(12,646)

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues.  Our total revenues increased by 39.1% from RMB3.2 billion in 2008 to RMB4.4 billion (US$651.6 million) in 2009. This increase was primarily due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 39.2% from RMB3.2 billion in 2008 to RMB4.4 billion (US$651.2 million) in 2009. This increase was mainly attributable to the increase in the number of our online marketing customers from approximately 284,000 in 2008 to over 317,000 in 2009, and the increase in the average revenue per customer from approximately RMB11,200 in 2008 to approximately RMB14,000 (US$2,054) in 2009. The increase in our online marketing customers was mainly due to our effective distribution network and our expanded direct sales, especially in Beijing, Shanghai, Guangzhou, Shenzhen and Dongguan. The increase in the average revenue per customer was primarily attributable to the increase in the number of paid clicks, and the higher price per click as more customers participated in our P4P auction platform. The number of paid clicks increased by approximately 16.9% from 2008 to 2009.

Operating Costs and Expenses.  Our total operating costs and expenses increased by 35.3% from RMB2.1 billion in 2008 to RMB2.8 billion (US$416.5 million) in 2009. This increase was primarily due to the expansion of our business.

•	Cost of Revenues. Our cost of revenues increased by 39.9% from RMB1.2 billion in 2008 to RMB1.6 billion (US$236.8 million) in 2009. This increase was primarily due to the following factors:

•	Traffic Acquisition Costs. Our traffic acquisition costs increased by 66.7% from RMB418.5 million in 2008 to RMB697.7 million (US$102.2 million) in 2009. This was primarily due to the growth of revenue contribution from our Baidu Union members;

•	Bandwidth Costs and Depreciation Expenses. Our bandwidth costs increased by 14.1% from RMB178.7 million in 2008 to RMB203.9 million (US$29.9 million) in 2009. Our depreciation expenses of servers and other equipment increased by 11.1% from RMB225.8 million in 2008 to RMB251.0 million (US$36.8 million) in 2009. The absolute increases in these costs were due to the expansion of our business. However, these costs in 2009 accounted for a lower percentage of total revenues than in 2008. The decreases in bandwidth costs and depreciation expenses as percentages of total revenues reflect our improved efficiency as well as the scalability of our Internet-based business model;

•	Business Tax and Surcharges. Our business tax and surcharges increased by 37.9% from RMB200.1 million in 2008 to RMB275.9 million (US$40.4 million) in 2009, primarily as a result of increase in our online marketing revenues; and

•	Operational Costs. Our operational costs increased by 41.8% from RMB127.9 million in 2008 to RMB181.4 million (US$26.6 million) in 2009, primarily due to the increase in the number and compensation levels of our operating and technical support employees to meet the needs of our growing operations.

•	Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 21.9% from RMB659.8 million in 2008 to RMB804.0 million (US$117.8 million) in 2009. This increase was primarily due to the following factors:

•	total salaries and benefits and staff-related expenses increased by 13.1% from RMB353.8 million in 2008 to RMB400.3 million (US$58.6 million) in 2009, primarily due to the increased direct sales headcount to support our expanded online marketing services;

•	total office operating expenses increased by 10.8% from RMB77.2 million in 2008 to RMB85.5 million (US$12.5 million) in 2009, primarily as a result of increase and expansion of our direct sales offices;

•	total traveling, communication and business development expenses increased by 28.9% from RMB23.9 million in 2008 to RMB30.8 million (US$4.5 million) in 2009, primarily due to the increased direct sales headcount and activities to support our expanded online marketing services; and

•	marketing and promotion expenses increased by 75.3% from RMB90.7 million in 2008 to RMB159.0 million (US$23.3 million) in 2009 primarily due to the increased marketing and promotion activities.

The above increases were partially offset by a 7.2% decrease in share-based compensation expenses allocated to selling, general and administrative expenses from RMB41.7 million in 2008 to RMB38.7 million (US$5.7 million) in 2009, primarily due to the maturity of some share-based awards granted in prior years.

•	Research and Development Expenses. Our research and development expenses increased by 47.6% from RMB286.3 million in 2008 to RMB422.6 million (US$61.9 million) in 2009, primarily due to an increase in the number and compensation levels of research and development staff.

Operating Profit.  As a result of the foregoing, we generated an operating profit of RMB1.6 billion (US$235.1 million) in 2009, a 46.3% increase from 2008.

Taxation.  Our income tax expenses increased by 70.6% from RMB116.1 million in 2008 to RMB198.0 million (US$29.0 million) in 2009, primarily due to the expiration of tax holiday of our subsidiary Baidu Times.

Other income, net, including exchange gains or losses.  Our other income, net, including exchange gains or losses was RMB45.8 million (US$6.7 million) in 2009, compared to RMB19.8 million in 2008. The increase was primarily due to more government subsidies received in 2009.

Net Income.  As a result of the foregoing, we had net income of RMB1.5 billion (US$217.6 million) in 2009, a 41.7% increase from RMB1.0 billion in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues.  Our total revenues increased by 83.3% from RMB1.7 billion in 2007 to RMB3.2 billion in 2008. This increase was primarily due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 83.5% from RMB1.7 billion in 2007 to RMB3.2 billion in 2008. This increase was mainly attributable to the increase in the number of our online marketing customers from approximately 214,000 in 2007 to over 284,000 in 2008, and the increase in the average revenue per customer from approximately RMB8,100 in 2007 to approximately RMB11,200 in 2008. The increase in our online marketing customers was mainly due to our effective distribution network and our expanded direct sales, especially in Beijing, Shanghai, Guangzhou, Shenzhen and Dongguan. The increase in the average revenue per customer was primarily attributable to the increase in the number of paid clicks, and the higher price per click as more customers participated in our P4P auction platform. The number of paid clicks increased by approximately 48% from 2007 to 2008.

Operating Costs and Expenses.  Our total operating costs and expenses increased by 75.5% from RMB1.2 billion in 2007 to RMB2.1 billion in 2008. This increase was primarily due to the expansion of our business.

•	Cost of Revenues. Our cost of revenues increased by 79.0% from RMB645.4 million in 2007 to RMB1.2 billion in 2008. This increase was primarily due to the following factors:

•	Traffic Acquisition Costs. Our traffic acquisition costs increased by 104.4% from RMB204.7 million in 2007 to RMB418.5 million in 2008. This was primarily due to the growth of revenue contribution from our Baidu Union members;

•	Bandwidth Costs and Depreciation Expenses. Our bandwidth costs increased by 52.0% from RMB117.6 million in 2007 to RMB178.7 million in 2008. Our depreciation expenses of servers and other computer hardware increased by 53.5% from RMB147.1 million in 2007 to RMB225.8 million in 2008. The absolute increases in these costs were due to the expansion of our business. However, these costs in 2008 accounted for a lower percentage of total revenues than in 2007. The decreases in bandwidth costs and depreciation expenses as percentages of total revenues reflect our improved efficiency as well as the scalability of our Internet-based business model;

•	Business Tax and Surcharges. Our business tax and surcharges increased by 83.9% from RMB108.8 million in 2007 to RMB200.1 million in 2008, primarily as a result of increase in our online marketing revenues; and

•	Operational Costs. Our operational costs increased by 95.1% from RMB65.5 million in 2007 to RMB127.9 million in 2008, primarily due to the increase in the number and compensation levels of our operating and technical support employees to meet the needs of our growing operations.

•	Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 60.5% from RMB411.2 million in 2007 to RMB659.8 million in 2008. This increase was primarily due to the following factors:

•	total salaries and benefits and staff-related expenses increased by 61.8% from RMB218.7 million in 2007 to RMB353.8 million in 2008, primarily due to the increased direct sales and administrative headcount to support our expanded online marketing services;

•	share-based compensation expenses allocated to selling, general and administrative expenses increased by 139.8% from RMB17.4 million in 2007 to RMB41.7 million in 2008 primarily due to share-based awards granted to the new senior management personnel hired in 2008;

•	total office operating expenses increased by 37.6% from RMB56.1 million in 2007 to RMB77.2 million in 2008, as a result of increase and expansion of our direct sales offices; and

•	total traveling, communication and business development expenses increased by 46.6% from RMB16.3 million in 2007 to RMB23.9 million in 2008, primarily due to the increased administrative and direct sales headcount and activities to support our expanded online marketing services.

•	Research and Development Expenses. Our research and development expenses increased by 103.4% from RMB140.7 million in 2007 to RMB286.3 million in 2008, primarily due to an increase in the number and compensation levels of research and development staff.

Operating Profit.  As a result of the foregoing, we generated an operating profit of RMB1.1 billion in 2008, a 100.4% increase from 2007.

Taxation.  Our income tax expenses were RMB116.1 million in 2008, compared to an income tax benefit of RMB12.8 million in 2007. The income tax expenses in 2008 were primarily due to one of our PRC subsidiaries being subject to an EIT rate of 12.5% in 2008, after the expiration of its full exemption from the EIT. Our income tax benefit in 2007 was primarily due to receipt of an incentive tax refund of RMB21.2 million arising from capital reinvestment in one of our PRC subsidiaries.

Other income, net, including exchange gains or losses.  Our other income, net, including exchange gains or losses was RMB19.8 million in 2008, compared to RMB20.1 million in 2007.

Net Income.  As a result of the foregoing, we had net income of RMB1.0 billion in 2008, a 66.6% increase from RMB629.0 million in 2007.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 4.8%, 5.9% and -0.7% in 2007, 2008 and 2009, respectively. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by potentially higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The average exchange rate between U.S. dollar and RMB has declined from RMB8.2264 per U.S. dollar in July 2005 to RMB6.8275 per U.S. dollar in December 2009. The functional currency of our subsidiaries in Japan is the Japanese yen, and their reporting currency is RMB. During 2009, the Japanese yen depreciated by approximately 2.4% against RMB. As of December 31, 2009, we recorded RMB113.5 million (US$16.6 million) of net foreign currency translation loss in accumulated other comprehensive loss as a component of shareholders’ equity. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk.”

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

Our auction-based P4P platform enables a customer to place its website link and related description on our search result list. The customers make bids on keywords based on how much they are willing to pay for each click to their listings in the search results listed on our website and the relevance between the keywords and the customers’ businesses. Internet users’ search of the keyword will trigger the display of the listings. The ranking of the customers’ listings depends on both the bidding price and the listings’ relevance to the keyword searched. The customer pays us only when a user clicks on one of its website links. Revenue is recognized when a user clicks on one of the customer-sponsored website links, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC subtopic 605-10, or ASC 605-10, Revenue Recognition: Overall (Pre-Codification: Staff Accounting Bulletin No. 104).

For certain P4P customers engaged through direct sales, we may provide certain value-added consultative services to help our customers better utilize its P4P online marketing system. Fees for such services are recognized as revenue on a pro-rata basis over the contracted service period.

(2)	Other Performance-based Online Marketing Services

To the extent we provide online marketing services based on performance criteria other than click-throughs, such as the number of telephone calls brought to our customers, the number of users registered with our customers, or the minimum number of click-throughs, revenue is recognized when the specified performance criteria are met together with satisfaction of other applicable revenue recognition criteria as prescribed by ASC 605-10.

(3)	Time-based Online Advertising Services

For time-based online advertising services such as text links, banners or other forms of graphical advertisements, we recognize revenue, in accordance with ASC 605-10, on a pro-rata basis over the contractual term commencing on the date the customer’s advertisement is displayed on a specified web page. For certain time-based contractual agreements, we may also provide certain performance guarantees, in which cases revenue is recognized at the later of the completion of the time commitment or performance guarantee.

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

We may engage in barter transactions from time to time and in such situations follow the provisions of ASC subtopic 845-10, Nonmonetary Transactions: Overall (Pre-Codification: Accounting Principles Board No. 29, Accounting for Nonmonetary Transactions). While nonmonetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, we recognize the transaction based on the carrying value of the product or services we provide. The amount of revenues recognized for barter transactions was insignificant for each of the periods presented.

We recognized revenues for barter transactions involving advertising in accordance with ASC subtopic 605-20, Revenue recognition: Services (Pre-Codification: Emerging Issues Task Force, or EITF, Issue No. 99-17, Accounting for Advertising Barter Transactions). However, neither the amount recognized nor the volume of such transactions qualified for income recognition was material for any of the periods presented.

According to ASC subtopic 505-50, Equity: Equity-based Payments to Non-Employees (Pre-Codification: EITF 00-8, Accounting by a Grantee for an Equity Instrument to Be Received in Conjunction with Providing Goods or Services), if we provide services in exchange for equity instruments, we are required to measure the fair value of those equity instruments for revenue recognition purposes as of the earlier of either of the following dates:

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

(6)	Other Revenue Recognition Related Policies

If a sales contract stipulates more than one of the services described in (1), (2) and (3) above, and the services are considered as multiple accounting units in accordance with ASC subtopic 605-25, or ASC 605-25, Revenue recognition: Multiple-Element Arrangements (Pre-Codification: EITF 00-21, Revenue Arrangements with Multiple Deliverables), the total revenue on such arrangements is allocated to the individual deliverables based on their relative fair values. If sufficient vendor-specific objective evidence of fair value does not exist for the allocation of revenue, the fee for the entire arrangement is recognized ratably over the term of the arrangement.

We engage third party distributors to deliver some of our online marketing services to end customers. In this context, we may provide cash incentives to distributors. The cash incentives are accounted for as a reduction of revenue in accordance with ASC subtopic 605-50, Revenue recognition: Customer Payments and Incentives (Pre-Codification: EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)).

Cash received in advance from customers is recorded as customer deposits. The unused cash balances remaining in customers’ accounts are included as a liability of our company. Deferred revenue is recorded when the services are provided before the applicable revenue recognition criteria set forth in ASC 605-10 are fulfilled.

Share-based Compensation

We account for share-based compensation in accordance with ASC subtopic 718-10, or ASC 718-10, Compensation-Stock Compensation: Overall (Pre-Codification: Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-Based Payment). Under the provisions of ASC 718-10, share-based compensation cost is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (BSM) option-pricing model and is recognized as expense over the requisite service period. The BSM model requires various highly judgmental assumptions including volatility and expected option life. Volatility is measured using historical daily price changes of our ADSs over the respective expected life of the option. Expected option life is the number of years that we estimate, based on the vesting and contractual terms and employee demographics. If any of the assumptions used in the BSM model change significantly, share-based compensation expenses may differ materially in the future from that recorded in the current period.

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

ASC subtopic 740-10, or ASC 740-10, Income Taxes: Overall (Pre-Codification: Financial Accounting Standard Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109), contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740-10 (Pre-Codification: SFAS No. 109, Accounting for Income Taxes). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

We make assumptions, judgments and estimates in the recognition and measurement of a tax position taken or expected to be taken in a tax return. These judgments, assumptions and estimates take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts of unrecognized, uncertain tax positions, if any, provided or to be provided for in our consolidated financial statements. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. In general, PRC and Japanese tax authorities have up to five and seven years, respectively, to conduct examination on our tax filings. Accordingly, our PRC subsidiaries’ and affiliated entities’ tax filings for the tax years 2006 to 2009 and our Japanese subsidiary’s tax filings for the tax years 2006 to 2009 remain open to examination by the respective taxing jurisdictions.

Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, and thus materially impact our financial position and results of operations. We do not believe that net deferred tax assets related with our Japan and Hong Kong operations are more likely than not to be realized. Consequently, we have provided full valuation allowances on the related net deferred tax assets.

Allowance for Doubtful Accounts

Accounts receivable are recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. We generally do not require collateral from our customers.

We maintain allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. We review the accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, we consider many factors, including the age of the balance, the customer’s past payment history, its current credit-worthiness and current economic trends. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, or if the operators decide not to pay us, additional allowances may be required which could materially impact our financial position and results of operations.

Impairment of Long-Lived Assets

We evaluate long-lived assets, such as property and equipment and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall (Pre-Codification: SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets). We assess the recoverability of an asset group based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different.

Impairment of Goodwill and Intangible Assets with Indefinite Life

We assess goodwill and non-amortized intangible assets for impairment in accordance with ASC subtopic 350-20, or ASC 350-20, Intangibles — Goodwill and Other: Goodwill (Pre-Codification: SFAS No. 142, Goodwill and Other Intangible Assets), which requires that goodwill and non-amortized intangible assets be tested for impairment at the “reporting unit level” at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. Intangible assets with an indefinite useful life are not amortized. In accordance with this policy, one of the domain name assets, which was acquired in July 2006, and the “Baidu” trademark are not subject to amortization, as the remaining useful life is indefinite. Based on our business activities and operational management perspective, we have determined that there is only one reporting unit. Goodwill and non-amortized intangible assets were tested for impairment in the annual impairment tests on December 31 in each of the years 2007, 2008, and 2009 using the two-step process required by ASC 350-20. First, we reviewed the carrying amount of the reporting unit compared to the “fair value” of the reporting unit based on quoted market prices of our ordinary shares. If such comparison reflected potential impairment, we would then prepare the discounted cash flow analyses. Such analyses are based on cash flow assumptions that are consistent with the plans and estimates being used to manage the business. Cash flow assumptions include estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit. An excess of the carrying value of the goodwill over the fair value of the goodwill would indicate that the goodwill may be impaired. Finally, if we determined that goodwill may be impaired, the “implied fair value” of the goodwill, as defined by ASC 350-20, would be compared to its carrying amount to determine the impairment loss, if any. There has been no impairment of goodwill in any of the years presented.

Recent Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update, or ASU, No. 2009-13, Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC 605-25, Revenue Recognition: Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. These updates addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. We do not expect that the adoption of ASU 2009-13 will have a material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-14, Certain Revenue Arrangements That Include Software Elements. ASU 2009-14 amends the scope of ASC sub-topic 985-605, Software: Revenue Recognition, to exclude all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality. ASU 2009-14 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and shall be applied on a prospective basis. Early application is permitted as of the beginning of an entity’s fiscal year. We do not expect that the adoption of ASU 2009-14 will have a material impact on our consolidated financial statements.

In June 2009, the Financial Accounting Standard Board, or FASB, issued SFAS 167 (subsequently codified as ASU No. 2009-17), Amendments to FASB Interpretation No. 46(R), which amends guidance regarding consolidation of variable interest entities to address the elimination of the concept of a qualifying special purpose entity. ASU 2009-17 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of the variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, ASU 2009-17 requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. ASU 2009-17 is effective for interim and annual reporting periods beginning after November 30, 2009. ASU 2009-17 may be applied retrospectively in previously issued financial statements for one or more years with a cumulative-effect adjustment to retained earnings as of the beginning of the first year restated. We do not expect that the adoption of ASU 2009-17 will have a material impact on our consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We do not expect that the adoption of ASU 2010-06 will have a material impact on our consolidated financial statements.

B.	Liquidity and Capital Resources

Our principal sources of liquidity are our cash, cash equivalents and short-term investments, which comprise primarily of fixed rate investments maturing within one year, as well as the cash flow generated from our operations. We believe that our current cash, cash equivalents, short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
	(In thousands)

Net cash generated from operating activities	935,152	1,746,199	2,279,435	333,939
Net cash used in investing activities	(713,216)	(661,102)	(536,069)	(78,535)
Net cash generated from (used in) financing activities	40,698	(35,637)	95,093	13,931
Effect of exchange rate changes on cash	(48,308)	(37,889)	(741)	(108)

Net increase in cash and cash equivalents	214,326	1,011,571	1,837,718	269,227
Cash and cash equivalents at beginning of the period	1,136,274	1,350,600	2,362,171	346,060
Cash and cash equivalents at end of the period	1,350,600	2,362,171	4,199,889	615,287

Operating Activities

Net cash generated from operating activities increased to RMB2.3 billion (US$333.9 million) in 2009 from RMB1.7 billion in 2008. This increase was mainly attributable to several factors, including (i) the substantial increase in net income to RMB1.5 billion (US$217.6 million) in 2009 compared to net income of RMB1.0 billion in 2008; (ii) the increase in add-back of non-cash expenses, mainly consisting of share-based compensation and depreciation expenses; and (iii) the increases in customer advance, deferred revenues and accounts payable.

Net cash generated from operating activities increased to RMB1.7 billion in 2008 from RMB935.2 million in 2007. This increase was mainly attributable to several factors, including (i) the substantial increase in net income to RMB1.0 billion in 2008 compared to net income of RMB629.0 million in 2007; (ii) the increase in add-back of non-cash expenses, mainly consisting of share-based compensation and depreciation expenses; (iii) the increase in customer advances and deposits resulting from the increased number of P4P customers; and (iv) the increase in accrued expenses and other liabilities, partially offset by an increase of RMB47.8 million in other non-current assets primarily due to deposits for new offices we rent.

Investing Activities

Net cash used in investing activities decreased from RMB661.1 million in 2008 to RMB536.1 million (US$78.5 million) in 2009, primarily due to less spending on acquisition of fixed assets and construction of Baidu Campus.

Net cash used in investing activities decreased from RMB713.2 million in 2007 to RMB661.1 million in 2008, primarily due to less spending on acquisition of fixed assets and no further spending on land use right for our new corporate headquarters in 2008.

Financing Activities

Net cash flow generated from financing activities was RMB95.1 million (US$13.9 million) in 2009, compared to a net cash flow of RMB35.6 million used in financing activities in 2008, primarily due to the receipt of cash payments previously made by us, plus pre-determined premiums, in two structured share repurchase transactions in 2009.

Net cash outflow in financing activities was RMB35.6 million in 2008, compared to a net cash inflow of RMB40.7 million from financing activities in 2007, primarily due to an upfront cash payment of US$10 million made under a structured share repurchase transaction entered into in December 2008, partially offset by the proceeds received from exercise of our share options in 2008.

We are a holding company with no operations of our own. We conduct our operations in China primarily through our indirect wholly owned subsidiaries and our consolidated affiliated entities in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our PRC subsidiaries and license and service fees paid by our PRC consolidated affiliated entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries and consolidated affiliated entities in the PRC are required to set aside at least 10% of their after-tax profit each year to fund a statutory reserve fund until the amount of the reserve fund reaches 50% of such entity’s registered capital. Although these statutory reserve funds can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, these reserve funds are not distributable as cash dividends except in the event of a solvent liquidation of the companies. See Note 13 to our consolidated financial statements.

Capital Expenditures

We made capital expenditures of RMB569.1 million, RMB417.9 million and RMB399.3 million (US$58.5 million) in 2007, 2008 and 2009, respectively, representing 32.6%, 13.1% and 9.0% of our total revenues, respectively. In January 2010, we entered into an agreement with Rakuten, Inc., the largest e-commerce website in Japan, to form a joint venture to build a business-to-business-to-consumer (B2B2C) online shopping mall for Chinese Internet users. Under the agreement, we will invest RMB64.5 million into the joint venture in 2010. Our capital expenditures were used primarily to purchase servers, network equipment and other computer hardware for our business, the acquisition of the land use right and the construction for our new corporate headquarters, Baidu Campus. We funded our capital expenditures primarily with net cash flow from operating activities.

In late 2005, we entered into an agreement to acquire the land use right in Beijing to build our new corporate headquarters. We made a total payment of RMB97.6 million for the land use right. The construction and renovation of our new corporate headquarters were completed in 2009, and we moved into the new building in November 2009. Our capital expenditures in connection with the construction of our new office building were RMB102.1 million in 2007, RMB172.3 million in 2008 and RMB209.2 million (US$30.6 million) in 2009, excluding the above-mentioned payment for land use right. Our capital expenditures may increase substantially in the near term as our business continues to grow and as we expand and improve our network infrastructure.

C.	Research and Development

We have a team of experienced engineers who are mostly based at our headquarters in Beijing. We recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We have also recruited experienced engineers from overseas. We compete aggressively for engineering talent to help us address challenges such as Chinese language processing, information retrieval and high performance computing. In each of the three years ended December 31, 2007, 2008 and 2009, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB140.7 million, RMB286.3 million and RMB422.6 million (US$61.9 million), representing 8.1%, 9.0% and 9.5% of our total revenues for 2007, 2008 and 2009, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2009:

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In RMB thousands)

Operating lease obligations(1)	256,640	216,606	26,318	13,716	—
Capital commitments(2)	40,294	40,294	—	—	—
Total	296,934	256,900	26,318	13,716	—

(1)	Operating lease obligations represent the lease obligations for our premises and bandwidth obligations.

(2)	Capital commitments relate primarily to expenditures in connection with Baidu Campus.

Other than the contractual obligations set forth above and a contingent consideration of RMB4.2 million that may be paid pursuant to a business acquisition, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet under U.S. GAAP.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title

Robin Yanhong Li	41	Chairman and Chief Executive Officer
Jennifer Li	42	Chief Financial Officer
William I. Chang	46	Chief Scientist
William Decker	63	Independent Director
James Ding	45	Independent Director
Nobuyuki Idei	72	Independent Director
Greg Penner	40	Independent Director

Robin Yanhong Li is a co-founder of our company. Mr. Li has served as our chairman of the board since our inception in January 2000 and as our chief executive officer since January 2004. Mr. Li served as our president from February 2000 to December 2003. Prior to founding our company, Mr. Li worked as a staff engineer for Infoseek, a pioneer in the Internet search engine industry, from July 1997 to December 1999. Mr. Li was a senior consultant for IDD Information Services from May 1994 to June 1997. Mr. Li currently serves as an independent director, chairman of the compensation committee and member of the audit and nominating and corporate governance committees of the board of directors of New Oriental Education & Technology Group Inc., the largest private educational services provider in China that is listed on the New York Stock Exchange. Mr. Li received a bachelor’s degree in information science from Peking University in China and a master’s degree in computer science from the State University of New York at Buffalo.

Jennifer Li has served as our chief financial officer since March 2008. Prior to joining our company, Ms. Li served as controller of General Motors Acceptance Corporation’s North American Operations from 2005 to 2008. Prior to GMAC, Ms. Li worked at General Motors China, where she was responsible for overseeing finance functions of General Motors’ wholly owned and joint venture businesses in China from 2001 to 2004, with the last post as its chief financial officer. From 1994 to 2001, she held several other finance positions at General Motors in China, Singapore, the United States and Canada. Ms. Li holds an MBA degree from the University of British Columbia in Vancouver, B.C., Canada and a bachelor of arts degree from Tsinghua University in China.

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

James Ding has served as our independent director since our initial public offering in August 2005. Mr. Ding is a managing director of GSR Ventures, a venture capital fund focusing on early stage technology companies in China. He also has served as the chairman of the board of directors of AsiaInfo Holdings, Inc., a Nasdaq-listed company, since April 2003 and has served as a member of the board of AsiaInfo since its inception. He served as AsiaInfo’s chief executive officer from May 1999 to April 2003. He was AsiaInfo’s senior vice president for business development and chief technology officer from 1997 to 1999. Mr. Ding received a master’s degree in information science from the University of California, Los Angeles and a bachelor’s degree in chemistry from Peking University in China.

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

Greg Penner has served as our director since July 2004. Mr. Penner is a general partner of Madrone Capital Partners, an investment firm based in Menlo Park, California. From 2002 to 2004, he was the senior vice president and chief financial officer of Wal-Mart Japan, and was a director of The Seiyu, Ltd., a Japanese retailer from 2002 to 2008 when the company was acquired by Wal-Mart Stores, Inc. From 2000 to 2002, Mr. Penner was responsible for the business development, legal and finance affairs of Walmart.com, Wal-Mart’s Internet business based in California. Prior to joining Wal-Mart, Mr. Penner was a general partner at Peninsula Capital, an early stage venture capital fund. In addition to Baidu, Mr. Penner also serves as a director of Wal-Mart Stores, Inc., the Hyatt Hotels Corporation, where he is a member of the finance committee, Cuil, Inc., a privately held Internet search engine developer and 99Bill Corporation, based in Shanghai, China. Mr. Penner received a bachelor’s degree in international economics from the School of Foreign Service at Georgetown University and an M.B.A. degree from the Stanford Graduate School of Business.

B.	Compensation

In 2009, we paid an aggregate of approximately RMB9.9 million (US$1.5 million) in cash compensation and granted options to purchase an aggregate of 51,706 Class A ordinary shares to our executive officers as a group (including our former chief operating officer and former chief technology officer, who resigned separately in January 2010 and are not listed under “— A. Directors and Senior Management”). We also paid an aggregate of approximately RMB0.8 million (US$0.1 million) in cash compensation to our non-executive directors as a group. We did not grant any new share-based awards to our non-executive directors in 2009. Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned pension insurance mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Our board of directors and shareholders approved the issuance of up to 5,040,000 ordinary shares upon exercise of awards granted under our 2000 option plan. As of December 31, 2009, an aggregate of 202,368 Class A ordinary shares were issuable upon exercise of outstanding awards granted under our 2000 option plan. At the annual general meeting held on December 16, 2008, our shareholders approved a new 2008 share incentive plan, which has reserved an additional 3,428,777 Class A ordinary shares for awards to be granted pursuant to its terms. As of December 31, 2009, no awards had been granted under the 2008 share incentive plan.

The following table summarizes, as of December 31, 2009, the outstanding options and restricted shares that we granted to our current directors and executive officers and to other individuals as a group under our 2000 option plan.

	Ordinary Shares
	Underlying
	Outstanding		Exercise Price
Name	Options		(US$/Share)	Grant Date	Expiration Date

Robin Yanhong Li	22,050		49.25	February 15, 2006	February 15, 2011
	15,000		124.90	January 24, 2007	January 24, 2012
	20,000		133.86	February 11, 2009	February 11, 2014
Jennifer Li	*	(1)	—	April 16, 2008	N/A
	*		133.86	February 11, 2009	February 11, 2014
William I. Chang	*		124.90	January 24, 2007	January 24, 2012
William Decker	*	(1)	—	January 11, 2008	N/A
James Ding	*	(1)	—	January 11, 2008	N/A
Nobuyuki Idei	*		183.23	January 10, 2008	July 25, 2012
Greg Penner	*	(1)	—	January 11, 2008	N/A
Other individuals as a group(2)	109,356		—	—	—

*	The options and restricted shares in aggregate held by each of these directors and officers represent less than 1% of our total outstanding shares.

(1)	Restricted shares.

(2)	Includes our former chief operating officer and former chief technology officer, who resigned separately in January 2010.

The following paragraphs summarize the key terms of our 2000 option plan, which was amended and restated on December 16, 2008, and our 2008 share incentive plan.

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

Audit Committee

Our audit committee consists of Messrs. William Decker, James Ding and Greg Penner, all of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that Mr. Decker is an audit committee financial expert as defined in the instructions to Item 16A of the Form 20-F. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2009, our audit committee held meetings or passed resolutions by unanimous written consent five times.

Compensation Committee

Our compensation committee consists of Messrs. James Ding and Greg Penner, both of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules. The compensation committee assists the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting while his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2009, our compensation committee passed resolutions by unanimous written consent once.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. James Ding and Greg Penner, both of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2009, our corporate governance and nominating committee passed resolutions by unanimous written consent once.

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

We had 6,252, 6,387 and 7,353 employees as of December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, we had 471 employees in management and administration, 1,726 employees in research and development, 700 employees in operation and service, and 4,456 employees in sales and marketing. We also hire temporary employees and contractors from time to time. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our Business — We may not be able to manage our expanding operations effectively.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2009 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

See “— B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Shares Beneficially Owned
Directors and Executive Officers:	Number(1)	%(2)

Robin Yanhong Li(3)	5,601,527	16.1%
Jennifer Li(4)	*	*
William Chang(5)	*	*
William Decker(6)	*	*
James Ding(7)	*	*
Nobuyuki Idei(8)	*	*
Greg Penner(9)	878,333	2.5%
All Directors and Executive Officers as a Group(10)	6,503,163	18.7%
Principal Shareholders:
Handsome Reward Limited(11)	5,490,000	15.8%
Marsico Capital Management, LLC(12)	2,435,495	7.0%

*	Less than 1% of our total outstanding shares.

(1)	The number of shares beneficially owned by each named director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested or will vest within 60 days after December 31, 2009, and restricted shares held by such person that will vest within 60 days after December 31, 2009. The options and restricted shares were granted under our 2000 option plan.

(2)	Percentage of beneficial ownership of each named director and executive officer is based on 34,753,292 ordinary shares (consisting of 26,298,960 Class A ordinary shares and 8,454,332 Class B ordinary shares) of our company outstanding as of December 31, 2009, the number of ordinary shares underlying options that have vested or will vest within 60 days after December 31, 2009, and the number of restricted shares that will vest within 60 days after December 31, 2009, each as held by such person as of that date.

(3)	Includes (i) 37,665 Class A ordinary shares held by Mr. Li, (ii) 35,249 Class A Ordinary Shares in the form of ADSs held in the brokerage account of the administrator of our employee stock option program, (iii) 38,613 Class A ordinary shares issuable upon exercise of options held by Mr. Li, and (iv) 5,490,000 Class B ordinary shares held by Handsome Reward Limited, a company wholly owned and controlled by Mr. Li. Excludes 1,676,667 Class B ordinary shares held by Melissa Ma, Mr. Li’s wife, of which Mr. Li disclaims beneficial ownership. The business address for Mr. Li is c/o Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.

(4)	The business address for Ms. Li is c/o Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.

(5)	The business address for Mr. Chang is c/o Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.

(6)	The address of Mr. Decker is 24 Nordic Way, Saranac Lake, NY, 12983, USA.

(7)	The business address of Mr. Ding is 4/F, Zhongdian Information Tower No. 6 Zhongguancun South Street, Haidian District, Beijing 100086, PRC.

(8)	The business address of Mr. Idei’s address is Tokyo Ginko Kyoukai Building 16F,1-3-1, Marunouchi, Chiyoda-ku, Tokyo, 100-0005, Japan.

(9)	Includes (i) 27,683 Class A ordinary shares in the form of ADSs held by Mr. Penner, (ii) 650 restricted shares, (iii) 150,000 Class A ordinary shares in the form of ADSs held by Madrone Partners, LP, a fund for which Mr. Penner serves as a managing member of the sole manager; and (iv) 700,000 Class B ordinary shares held by Peninsula Capital Fund I, LLC. Mr. Penner is the sole manager of Peninsula Capital Fund I, LLC, and has sole voting and dispositive power over all the shares held by Peninsula Capital Fund I, LLC. Mr. Penner disclaims beneficial ownership of the shares held by Madrone Partners, LP and Peninsula Capital Fund I, LLC, except to the extent of his pecuniary interest therein. The business address for Mr. Penner is 3000 Sand Hill Road, Building 1, Suite 150, Menlo Park, California 94025, U.S.A.

(10)	Includes ordinary shares, ordinary shares issuable upon exercise of options and restricted shares, held by all of our directors and executive officers as a group.

(11)	Represents 5,490,000 Class B ordinary shares held by Handsome Reward Limited, a British Virgin Island company wholly owned and controlled by Mr. Robin Yanhong Li. The business address of Handsome Reward Limited is c/o Robin Yanhong Li, Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.

(12)	Represents 2,435,495 Class A ordinary shares in the form of ADSs held by Marsico Capital Management, LLC, as reported on Schedule 13G filed by Marsico Capital Management, LLC on February 10, 2010. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of December 31, 2009. The address of Marsico Capital Management, LLC is 1200 17th Street, Suite 1600, Denver, Colorado 80202.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering in 2005. Holders of our Class B ordinary shares may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our ADSs — Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

As of December 31, 2009, 34,753,292 of our ordinary shares were issued and outstanding. To our knowledge, approximately 79% of our total outstanding ordinary shares were held by five record shareholders in the United States, including approximately 76% held by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Baidu Netcom and Its Shareholders

PRC law currently limits foreign equity ownership of companies that provide Internet content and online advertising businesses. To comply with these foreign ownership restrictions, we operate our websites and provide online advertising services in China through a series of contractual arrangements with Baidu Netcom and its shareholders, Robin Yanhong Li and Eric Yong Xu. In March 2005, we restructured these contractual arrangements. The following is a summary of these contractual arrangements as currently in effect.

Exclusive Technology Consulting and Services Agreement.  Pursuant to the exclusive technology consulting and services agreement between Baidu Online and Baidu Netcom, Baidu Online has the exclusive right to provide to Baidu Netcom technology consulting and services related to the maintenance of servers, software development and design of advertisements. Baidu Online also seconds employees to Baidu Netcom for whom Baidu Netcom bears the costs and expenses. Baidu Online owns the intellectual property rights related to the software developed by Baidu Online for Baidu Netcom. Baidu Netcom pays monthly service fees to Baidu Online based upon a pre-agreed formula, which takes into account the number of monthly page views and the basic fee for every one thousand page views of advertisements displayed on our websites. The basic fee for every one thousand page views is subject to periodic adjustment. The current rate of the basic fee is RMB1.293. The term of this agreement is ten years from the date thereof.

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

Software License Agreement.  Under the software license agreement, Baidu Online granted Baidu Netcom a non-exclusive, non-assignable and non-transferable right to use “Baidu Chinese Search Engine” and “Baidu Internet P4P System” software. Baidu Netcom can only use the software on its designated operating systems to process its internal data. The annual license fee for each software is RMB5.0 million. When deciding the amount of the annual license fee, Baidu Online and Baidu Netcom considered several factors, including functionality and quality of the software, past and ongoing research and development costs incurred by Baidu Online in developing and upgrading the software, license fees of other portal search software applications, Baidu Online’s enterprise search application license fees, and Baidu Netcom’s financial resources and projected operating results. The initial term of the license agreement was five years from the date thereof and has been extended for another five years.

Other License Agreements.  Under these license agreements, Baidu Online granted Baidu Netcom the exclusive right to use the registered domain names and trademarks owned by Baidu Online and the web layout owned by Baidu Online for the websites operated by Baidu Netcom. The annual license fee under each license agreement is RMB10,000, subject to certain adjustments. The initial term of each license agreement was five years from the date thereof and has been extended for another five years. The domain name license agreement was terminated upon the completion of the transfers of certain domain names primarily used in our business from our company or Baidu Online to Baidu Netcom in May 2008. After the transfers of certain trademarks (including pending trademark applications) from Baidu Online to Baidu Netcom are completed, the trademark license agreement will be amended or terminated. We do not expect the termination of these license agreements to have any material effect on our operations.

Proxy Agreement.  Pursuant to the proxy agreement among Baidu Online, Baidu Netcom and the shareholders of Baidu Netcom, the shareholders of Baidu Netcom agree to entrust all the rights to exercise their voting power to the person(s) appointed by Baidu Online. The term of the proxy agreement is 10 years from the date thereof.

Equity Pledge Agreement.  Under the equity pledge agreement between the shareholders of Baidu Netcom and Baidu Online, the shareholders of Baidu Netcom pledged all of their equity interests in Baidu Netcom to Baidu Online to guarantee their obligations under the loan agreement and Baidu Netcom’s performance of its obligations under the exclusive technology consulting and service agreement. If Baidu Netcom or either of its shareholders breaches its respective contractual obligations, Baidu Online, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of Baidu Netcom agreed not to dispose of the pledged equity interests or take any actions that would prejudice Baidu Online’s interest. The equity pledge agreement will expire two years after expiration of the term for fulfillment by Baidu Netcom and its shareholders of their respective obligations under the exclusive technology consulting and service agreement and the loan agreement.

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

In February 2006 and March 2008, we extended two additional interest-free loans of RMB8.0 million and RMB90.0 million, respectively, to Robin Yanhong Li for the sole purpose of increasing the registered capital of Baidu Netcom. In connection with each loan, we entered into the following agreements with Mr. Li:

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

Our agreements with Beijing Perusal and its shareholders include:

•	loan agreements for interest-free loans in an aggregate amount of RMB1.0 million to the shareholders of Beijing Perusal;

•	equity pledge agreements between the shareholders of Beijing Perusal and Baidu Online;

•	exclusive equity purchase option agreements among Beijing Perusal, Baidu Online and the shareholders of Beijing Perusal;

•	a proxy agreement between the shareholders of Beijing Perusal and Baidu Online;

•	an exclusive technology consulting and services agreement between Beijing Perusal and Baidu Online;

•	an operating agreement among Beijing Perusal, Baidu Online, and the shareholders of Beijing Perusal; and

•	various license agreements between Beijing Perusal and Baidu Online, including domain name license agreements, trademark license agreements and web page copyright license agreements. The domain name license agreement was terminated in May 2008 because Beijing Perusal already owns the domain names primarily used in its business. After the transfers of certain pending trademark applications from Baidu Online to Beijing Perusal are completed, the trademark license agreement will be terminated. We do not expect the termination of these license agreements to have any material effect on our operations.

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

Our agreements with BaiduPay and its individual shareholder include:

•	a loan agreement for interest-free loan in an aggregate amount of RMB9.0 million to the individual shareholder of BaiduPay;

•	an equity pledge agreement between the individual shareholder of BaiduPay and Baidu Online;

•	an exclusive equity purchase option agreement among BaiduPay, Baidu Online and the individual shareholder of BaiduPay;

•	a proxy agreement between the individual shareholder of BaiduPay and Baidu Online;

•	an exclusive technology consulting and services agreement between BaiduPay and Baidu Online;

•	operating agreement among BaiduPay, Baidu Online and the shareholders of BaiduPay; and

•	a trademark license agreement and a web page copyright license agreement between BaiduPay and Baidu Online. After the transfer of a pending trademark application from Baidu Online to BaiduPay is completed, the trademark license agreement will be terminated. We do not expect the termination of this agreement to have any material effect on our operations.

The terms of these contractual arrangements are similar to the terms of our contractual arrangements with Baidu Netcom and its shareholders.

Share Options and Restricted Shares Grants

Please refer to “Item 6.B. Directors, Senior Management and Employees — Compensation.”

Transaction with UiTV

In September 2008, we entered into agreements with UiTV, operator of an Internet television platform in China. Under these agreements, we would contribute assets related to the operation of Baidu Internet TV channel to UiTV in exchange for an 8.3% stake in UiTV and US$15 million. James Ding, one of our independent directors, is the chairman of UiTV and owns approximately 17.6% of the equity interests in UiTV. The agreements with UiTV were terminated in December 2009.

C.	Interests of Experts and Counsel

Not applicable.

Item 8	Financial Information

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

As of December 31, 2009, we were involved in 37 cases pending in various PRC courts, including the cases summarized below. The aggregate amount of compensation sought under these cases is approximately RMB77.2 million (US$11.3 million).

In March 2008, we received complaints filed by three record companies against us, alleging, among other things, that we have aided illegal online copying of music by providing links to pirated music. In January 2010, the First Intermediate People’s Court of Beijing, in separately issued rulings, dismissed the complaints filed by the three record companies. Applying the Protection of the Right of Communication through Information Network, which was promulgated by the State Council and became effective on July 1, 2006, the court held that the record companies’ claims lacked factual and legal basis. The plaintiffs have filed appeals with the High People’s Court of Beijing. In December 2009, the Haidian District People’s Court in Beijing issued a ruling against us in a lawsuit filed by the Music Copyright Society of China. In the ruling, the court held that our display of certain song lyrics in response to users’ search requests constituted infringement of the plaintiff’s rights of communication through information network, and ordered us to pay for the plaintiff’s damages and litigation related expenses totaling RMB60,000. We have appealed the court’s ruling with the First Intermediate People’s Court of Beijing. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our Business — We may face intellectual property infringement claims and other related claims that could be time-consuming and costly to defend and may result in our inability to continue providing certain of our existing services.”

In January 2009, we received a complaint filed by a medical company alleging that we had violated the new PRC Anti-Monopoly Law by abusing our dominant market position to screen out the website of the medical company. In December 2009, the First Intermediate People’s Court of Beijing issued a ruling dismissing all the claims made by the plaintiff. In the ruling, the court held, among other things, that the plaintiff’s allegation that we have abused dominant market position as defined in the Anti-Monopoly Law lacks factual and legal support. The plaintiff has filed an appeal with the High People’s Court of Beijing. Because the Anti-Monopoly Law is still new, and there have been very few court rulings and no judicial or administrative interpretations on certain key concepts used in the law, there is no assurance that a court would reach the same conclusion in a similar case against us in the future. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

In June 2009, a plaintiff filed a lawsuit against us in the U.S. District Court for the Southern District of New York, alleging that we had infringed its copyrights to certain music works. In December 2009, the court granted our motion to dismiss the complaint on the grounds of insufficient service of process and lack of personal jurisdiction. The plaintiff did not appeal the court’s ruling.

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

The following table provides the high and low trading prices for our ADSs on the NASDAQ for (1) the years 2005 (from August 5, 2005), 2006, 2007, 2008 and 2009, (2) each of the four quarters of 2008 and 2009 and (3) each of the past six months.

	Sales Price
	High	Low

Annual High and Low
2005 (from August 5, 2005)	153.98	60.00
2006	128.68	44.44
2007	429.19	92.80
2008	397.70	100.50
2009	443.25	105.00
Quarterly Highs and Lows
First Quarter 2008	397.70	201.15
Second Quarter 2008	382.90	243.00
Third Quarter 2008	353.37	227.00
Fourth Quarter 2008	274.83	100.50
First Quarter 2009	197.69	105.00
Second Quarter 2009	310.25	171.02
Third Quarter 2009	408.00	268.03
Fourth Quarter 2009	443.25	353.03
Monthly Highs and Lows
September 2009	408.00	316.49
October 2009	439.90	353.03
November 2009	443.25	369.12
December 2009	441.00	394.56
January 2010	470.25	384.66
February 2010	518.69	416.81
March 2010 (through March 25, 2010)	628.50	512.51

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one Class A ordinary share, have been listed on the NASDAQ since August 5, 2005 under the symbol “BIDU.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our third amended and restated memorandum and articles of association, as well as the Companies Law (2009 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2009 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

Inspection of Books and Records.  No holders of our ordinary shares who is not a director shall have any right of inspecting any of our accounts, books or documents except as conferred by the Companies Law or authorized by the directors or by us in general meeting. However, we will make this annual report, which contains our audited financial statements, available to shareholders and ADS holders. See “Item 10.H. Additional Information — Documents on Display.”

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

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

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

People’s Republic of China Taxation

If we were considered a PRC resident enterprise under the EIT Law, our shareholders and ADS holders who are deemed non-resident enterprises may be subject to the EIT at the rate of 10% upon the dividends payable by us or upon any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from China, provided that (i) such foreign enterprise investor has no establishment or premises in China, or (ii) it has establishment or premises in China but its income derived from China has no real connection with such establishment or premises. If we were required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, or if any gains realized from the transfer of our shares or ADSs by our non-PRC enterprise shareholders and ADS holders were subject to the EIT, your investment in our shares or ADSs could be materially and adversely affected.

United States Federal Income Taxation

The following discussion describes certain material United States federal income tax considerations under present law of the purchase, ownership and disposition of the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Form 20-F and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	regulated investment companies;

•	certain expatriates or former long-term residents of the United States;

•	governments or agencies or instrumentalities thereof;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration.

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

•	a citizen or individual resident of the United States;

•	a corporation (or other entity subject to tax as a corporation for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion does not consider the tax treatment of partnerships or other pass-through entities that hold the ADSs or ordinary shares, or of persons who hold the ADSs or ordinary shares through such entities. If a partnership

(or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of the ADSs or ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you will be treated as the holder of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. We have not sought, and will not seek, a ruling from the Internal Revenue Service, or the IRS, or an opinion as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under United States federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders (including individual U.S. Holders) for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and the PRC, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met, and (4) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the Nasdaq Global Market will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, you may be able to obtain a reduced rate of PRC withholding taxes under the income tax treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

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

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss (in the case of losses, subject to certain limitations). However, in the event we are deemed to be a Chinese “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gain as PRC source income. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2009, we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes. However, our PFIC status for the current taxable year ending December 31, 2010 will not be determinable until its close, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will generally be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares which may fluctuate considerably. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. If we are a PFIC for any year during which you hold ADS or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable.

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. Such deductions, however, are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

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

Alternatively, a U.S. Holder may avoid the PFIC tax consequences described above in respect to its ADSs and ordinary shares by making a timely “qualified electing fund,” or QEF, election. In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. We, however, do not intend to provide such information.

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

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://ir.baidu.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to excess cash invested in short-term fixed income instruments with original maturities of less than a year. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage our interest risk exposure.

We had RMB381.1 million (US$55.8 million) short-term investments as of December 31, 2009, with a weighted average duration of approximately 0.27 year. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of approximately RMB1.0 million (US$0.1 million) in the fair value of our fixed-income investments at December 31, 2009.

Foreign Exchange Risk

Most of our revenues and costs are denominated in RMB, while a significant portion of our cash and cash equivalents and short-term financial assets are denominated in U.S. dollars and held by the Cayman holding company. Our exposure to foreign exchange risk primarily relates to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against the U.S. dollar may materially affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. See “Item 3D. Key Information — Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the RMB may have a material adverse effect on your investment.” In addition, we commenced operation in Japan in late 2007. To the extent we need to make capital injections into our Japan operation by converting U.S. dollars into Japanese Yen, we will be exposed to the fluctuations in the exchange rate between the U.S. dollar and the Japanese Yen. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments.

The exchange rate between the RMB and the U.S. dollar was relatively stable in 2009. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in a decrease of RMB42.9 million (US$6.3 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2009.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or
withdrawing shares must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
•   Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•   Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS	• Any cash distribution to registered ADS holders
A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to registered ADS holders
US$0.02 (or less) per ADS per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2009, we were entitled to receive US$500,000 (subject to applicable withholding tax) from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs. This amount has not been paid as of the date of this annual report.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2009, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. William Decker, an independent director (under the standards set forth in NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

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

	2008		2009

Audit fees(1)	US$	870,000	US$	917,066
Audit-related fees		—		—
Tax fees(2)	US$	21,866	US$	9,523
All other fees		—		—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements. In 2008 and 2009, the audit refers to integrated audit, including financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning. In 2008 and 2009, the tax fees refer to fees paid to our principal auditors to review the compliance of our tax documentation.

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

In 2008, we received authorizations and approvals from our board of directors and shareholders to repurchase up to US$200 million of our ordinary shares represented by ADSs by the end of 2009. This share repurchase plan expired on December 31, 2009. The following tables set forth some additional information about our repurchases made in the year ended December 31, 2009.

				Maximum Number (or
			Total Number of	Approximate Dollar
			ADSs Purchased as	Value) of ADSs that
		Average	Part of Publicly	May Yet be
	(a) Total Number of	Price Paid	Announced Plans or	Purchased Under the
Period	ADSs Purchased	per ADS	Programs	Plans or Programs

Month #1 (January 2009)	32,740	$109.04	32,740	$196,430,030
Month #2 (February 2009)	0	N/A	0	$196,430,030
Month #3 (March 2009)	0	N/A	0	$196,430,030
Month #4 (April 2009)	0	N/A	0	$196,430,030
Month #5 (May 2009)	0	N/A	0	$196,430,030
Month #6 (June 2009	0	N/A	0	$196,430,030
Month #7 (July 2009)	0	N/A	0	$196,430,030
Month #8 (August 2009)	0	N/A	0	$196,430,030
Month #9 (September 2009)	0	N/A	0	$196,430,030
Month #10 (October 2009)	0	N/A	0	$196,430,030
Month #11 (November 2009)	0	N/A	0	$196,430,030
Month #12 (December 2009)	0	N/A	0	0
Total	32,740	$109.04	32,740	0

As part of our share repurchase plan, in late December 2008, we entered into a structured share repurchase transaction with a major financial institution. Under this transaction, we made an upfront cash payment of US$10 million in exchange for the right to receive either a number of our ADSs or a cash settlement amount (which is equal to our upfront cash payment plus a pre-determined premium) upon the expiration of the three-month term of the transaction, depending on the volume weighted average price (VWAP) of our ADSs at such expiration date. On the settlement date for this transaction in March 2009, we received US$10.84 million in cash, including a pre-determined premium of US$0.84 million. In March 2009, we entered into a similar transaction with the same financial institution with an upfront payment of US$20 million. On the settlement date for this transaction in June 2009, we received US$20.73 million in cash, including a pre-determined premium of US$0.73 million.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2009. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Baidu, Inc. and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit
Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 99.2 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)
2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 1 of the prospectus filed with the Securities and Exchange Commission on January 5, 2009 pursuant to Rule 424(b)(3) under the Securities Act)
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of Amendment No. 5 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on August 2, 2005)
2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.1	Second Amended and Restated Shareholders Agreement, dated as of June 9, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.2	2000 Option Plan (amended and restated effective December 16, 2008) (incorporated by reference to Exhibit 99.3 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)
4.3	2008 Share Incentive Plan (incorporated by reference to Exhibit 99.4 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)
4.4	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.5	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.6	Translation of Technology Consulting and Services Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.2 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.7	Translation of Business Cooperation Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.3 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.8	Translation of Operating Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

Exhibit
Number	Description of Document

4.9	Translation of Software License Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.5 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.10	Translation of Trademark License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of January 18, 2005 (incorporated by reference to Exhibit 99.6 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.11	Translation of Domain Name License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 99.7 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.12	Translation of Web Layout Copyright License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of August 9, 2004 (incorporated by reference to Exhibit 99.8 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.13	Translation of Proxy Agreement dated as of August 9, 2004 among Baidu Online, Baidu Netcom, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.9 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.14	Translation of Equity Pledge Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.10 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.15	Translation of Exclusive Equity Purchase Option Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.11 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.16	Translation of Loan Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.12 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.17	Translation of Form of Irrevocable Powers of Attorney issued by the shareholders of Baidu Netcom (incorporated by reference to Exhibit 99.13 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.18	Translation of the form of Technology Consulting and Services Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)
4.19	Translation of the form of Operating Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)
4.20	Translation of the form of Web Layout Copyright License Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)
4.21	Translation of the form of Proxy Agreement among Baidu Online, a consolidated affiliated PRC entity and the shareholders of the consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.22 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)
4.22	Translation of the form of Equity Pledge Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

Exhibit
Number		Description of Document

4.23		Translation of the form of Exclusive Equity Purchase Option Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)
4.24		Translation of the form of Loan Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)
8	.1*	List of Subsidiaries and Consolidated Affiliated Entities
11.1		Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.14 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
12	.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12	.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13	.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15	.1*	Consent of Maples and Calder
15	.2*	Consent of Haiwen & Partners
15	.3*	Consent of Ernst & Young Hua Ming
101	.INS***	XBRL Instance Document
101	.SCH***	XBRL Taxonomy Extension Schema Document
101	.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document
101	.DEF***	XBRL Taxonomy Extension Definition Linkbase Document
101	.LAB***	XBRL Taxonomy Extension Label Linkbase Document
101	.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith

***	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baidu, Inc.

By:	/s/ Robin Yanhong Li
Name:     Robin Yanhong Li

Title:	Chairman and Chief Executive Officer

Date: March 26, 2010

BAIDU, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Baidu, Inc.

We have audited the accompanying consolidated balance sheets of Baidu, Inc. (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baidu, Inc. as of December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Baidu, Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, The People’s Republic of China
March 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Baidu, Inc.

We have audited Baidu, Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Baidu, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Baidu, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Baidu, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009 of Baidu, Inc., and our report dated March 26, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, The People’s Republic of China
March 26, 2010

BAIDU, INC.

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		December 31,
	Notes	2008	2009	2009
		RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents		2,362,171	4,199,889	615,287
Short-term investments	3	301,244	381,149	55,839
Accounts receivable, net of allowance of RMB8,561 for 2008 and
RMB9,015 (US$1,321) for 2009	4	92,777	161,610	23,676
Other assets, current	5	80,007	91,067	13,341
Receivables from a shareholder	15	10,697	—	—
Deferred tax assets, net	9	5,580	9,157	1,342

Total current assets		2,852,476	4,842,872	709,485

Non-current assets:
Fixed assets, net	6	789,714	997,557	146,143
Intangible assets, net	7	125,783	122,595	17,960
Goodwill	7	51,082	63,691	9,331
Long-term investments, net		12,281	14,308	2,096
Deferred tax assets, net	9	26,537	33,799	4,952
Other assets, non-current		80,118	82,153	12,035

Total non-current assets		1,085,515	1,314,103	192,517

TOTAL ASSETS		3,937,991	6,156,975	902,002

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities, current	8	423,029	749,861	109,855
Customer advances and deposits, current		422,526	607,828	89,047
Deferred revenue		3,441	42,035	6,158
Deferred income		332	—	—

Total current liabilities		849,328	1,399,724	205,060

Non-current liabilities:
Long-term payable for business acquisition		—	4,150	608

Total non-current liabilities		—	4,150	608

Total liabilities		849,328	1,403,874	205,668

Commitments and contingencies	11
Shareholders’ equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 25,641,847 shares and 26,298,960 shares issued and outstanding as at December 31, 2008 and 2009	12	11	11	2
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 8,873,986 shares and 8,454,332 shares issued and outstanding as at December 31, 2008 and 2009	12	4	4	1
Additional paid-in capital		1,218,356	1,426,070	208,920
Accumulated other comprehensive loss		(109,552)	(113,513)	(16,630)
Retained earnings	13	1,979,844	3,440,529	504,041

Total shareholders’ equity		3,088,663	4,753,101	696,334

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,937,991	6,156,975	902,002

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2007	2008	2009	2009
		RMB	RMB	RMB	US$

Revenues:
Online marketing services		1,741,021	3,194,461	4,445,310	651,242
Other services		3,404	3,791	2,466	361

Total revenues		1,744,425	3,198,252	4,447,776	651,603

Operating costs and expenses:
Cost of revenues		(645,406)	(1,155,457)	(1,616,236)	(236,780)
Selling, general and administrative		(411,163)	(659,804)	(803,988)	(117,785)
Research and development		(140,702)	(286,256)	(422,615)	(61,913)

Total operating costs and expenses		(1,197,271)	(2,101,517)	(2,842,839)	(416,478)

Operating profit		547,154	1,096,735	1,604,937	235,125

Other income:
Interest income		49,009	47,677	32,661	4,785
Foreign exchange loss, net		(2,425)	(1,920)	(42)	(6)
Loss from equity method investment		—	—	(229)	(34)
Other income, net		22,478	21,687	45,794	6,709

Total other income		69,062	67,444	78,184	11,454

Income before income taxes		616,216	1,164,179	1,683,121	246,579
Income taxes	9	12,752	(116,071)	(198,017)	(29,010)

Net income		628,968	1,048,108	1,485,104	217,569

Earnings per share for Class A and Class B ordinary shares:	2
Basic		18.57	30.63	42.96	6.29
Diluted		18.11	30.19	42.70	6.26
Weighted average number of Class A and Class B ordinary shares outstanding
Basic		33,872,611	34,217,443	34,570,790	34,570,790
Diluted		34,724,365	34,717,489	34,776,366	34,776,366

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	628,968	1,048,108	1,485,104	217,569
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of fixed assets and others	170,731	268,593	306,281	44,870
Fixed assets written off	622	1,675	2,606	382
Amortization of intangible assets	10,204	12,121	10,729	1,572
Deferred tax assets, net	(10,767)	(13,814)	(10,839)	(1,588)
Share-based compensation	39,848	83,977	86,318	12,646
Provision for doubtful accounts	(703)	4,980	493	72
Foreign exchange loss	1,313	1,157	—	—
Interest income from short-term investments	(4,914)	(5,739)	(8,181)	(1,199)
Impairment on long-term investments	—	7,986	—	—
Loss from equity method investments	—	—	229	34
Changes in operating assets and liabilities net of effects of acquisition:
Accounts receivable	(40,685)	(33,282)	(69,331)	(10,157)
Other assets	(50,442)	(27,349)	5,752	843
Receivables from a shareholder	—	(10,697)	10,697	1,567
Customer advances and deposits, current	116,391	164,949	185,302	27,147
Accounts payable and accrued liabilities, current	121,167	130,230	236,012	34,576
Deferred revenue	1,834	(13,876)	38,595	5,654
Deferred income	(4,089)	(2,485)	(332)	(49)
Trading securities	(44,326)	129,665	—	—

Net cash generated from operating activities	935,152	1,746,199	2,279,435	333,939

Cash flows from investing activities:
Acquisition of fixed assets	(569,091)	(417,898)	(399,312)	(58,500)
Acquisition of business	(14,080)	—	(12,000)	(1,758)
Acquisition of intangible assets	(9,211)	—	—	—
Capitalization of software costs	(4,041)	(17,668)	(11,392)	(1,669)
Acquisition of long-term investments	(8,024)	—	(2,250)	(330)
Purchases of held-to-maturity securities	(228,896)	(764,720)	(779,676)	(114,223)
Maturities of held-to-maturity securities	120,127	580,430	707,929	103,712
Acquisition of long-term prepaid computer parts	—	(41,246)	(39,368)	(5,767)

Net cash used in investing activities	(713,216)	(661,102)	(536,069)	(78,535)

Cash flows from financing activities:
Structured share repurchase, net	—	(68,539)	79,070	11,584
Repurchase of ordinary shares	—	—	(24,419)	(3,577)
Proceeds from exercise of share options	40,698	32,902	40,442	5,924

Net cash generated from (used in) financing activities	40,698	(35,637)	95,093	13,931

Effect of exchange rate changes on cash and cash equivalents	(48,308)	(37,889)	(741)	(108)

Net increase in cash and cash equivalents	214,326	1,011,571	1,837,718	269,227

Cash and cash equivalents at beginning of the year	1,136,274	1,350,600	2,362,171	346,060

Cash and cash equivalents at end of the year	1,350,600	2,362,171	4,199,889	615,287

Supplemental disclosures:
Income taxes (received) paid, net	(11,892)	145,830	150,170	22,000
Fixed asset acquisitions included in accounts payable and accrued liabilities	126,992	52,650	139,038	20,369
Other non-current assets acquisitions included in accounts payable and accrued liabilities	—	4,764	5,176	758
Non-cash acquisitions of long-term investments	7,415	5,486	—	—

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except number of shares)

				Accumulated	Retained
	Ordinary Shares		Additional	Other	Earnings	Total
	Number of		Paid-in	Comprehensive	(Accumulated	Shareholders’
	Shares	Amount	Capital	Loss	Losses)	Equity
		RMB	RMB	RMB	RMB	RMB

Balances at December 31, 2006	33,704,399	14	1,088,176	(33,697)	302,768	1,357,261
Comprehensive income:
Foreign currency translation adjustment	—	—	—	(48,256)	—	(48,256)
Net income	—	—	—	—	628,968	628,968

Total comprehensive income						580,712
Exercise of share-based awards	428,590	—	42,605	—	—	42,605
Share-based compensation	—	—	40,794	—	—	40,794

Balances at December 31, 2007	34,132,989	14	1,171,575	(81,953)	931,736	2,021,372
Comprehensive income:
Foreign currency translation adjustment	—	—	—	(27,599)	—	(27,599)
Net income	—	—	—	—	1,048,108	1,048,108

Total comprehensive income						1,020,509
Exercise of share-based awards	382,844	1	28,637	—	—	28,638
Share-based compensation	—	—	86,683	—	—	86,683
Structured share repurchase	—	—	(68,539)	—	—	(68,539)

Balances at December 31, 2008	34,515,833	15	1,218,356	(109,552)	1,979,844	3,088,663
Comprehensive income:
Foreign currency translation adjustment	—	—	—	(3,961)	—	(3,961)
Net income	—	—	—	—	1,485,104	1,485,104

Total comprehensive income						1,481,143
Exercise of share-based awards	270,199	—	41,121	—	—	41,121
Share-based compensation	—	—	87,523	—	—	87,523
Structured share repurchase	—	—	79,070	—	—	79,070
Repurchase of ordinary shares	(32,740)	—	—	—	(24,419)	(24,419)

Balances at December 31, 2009	34,753,292	15	1,426,070	(113,513)	3,440,529	4,753,101

Balances at December 31, 2009, in US$		3	208,920	(16,630)	504,041	696,334

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS

Baidu, Inc. (“Baidu” or the “Company”) was incorporated under the laws of the Cayman Islands on January 18, 2000. The Company was formerly known as Baidu.com, Inc. and changed its name to Baidu, Inc. on December 16, 2008. The Company is the 100% shareholder of Baidu Holdings Ltd. (“Baidu Holdings”) incorporated in the British Virgin Islands.

As of December 31, 2009, Baidu Holdings owns three subsidiaries, details of which are as follows:

•	Baidu Online Network Technology (Beijing) Co., Ltd. (“Baidu Online”) incorporated under the laws of the People’s Republic of China (“PRC”) on January 18, 2000,

•	Baidu, Inc. (“Baidu Japan”) incorporated in Tokyo under the laws of Japan on December 13, 2006, and

•	Baidu (Hong Kong) Limited (“Baidu HK”) incorporated in Hong Kong under the laws of Hong Kong on November 27, 2007.

Baidu HK owns three subsidiaries in the PRC, details of which are as follows:

•	Baidu (China) Co., Ltd. (“Baidu China”) incorporated under the laws of the PRC on June 6, 2005,

•	Baidu.com Times Technology (Beijing) Co., Ltd. (“Baidu Times”) incorporated under the laws of the PRC on April 19, 2006, and

•	Baidu Interaction (Shenzhen) Network Technology Co., Ltd. (“Baidu Interaction”), which obtained its business license in March 2009, to be incorporated under the laws of the PRC.

Baidu Japan has established two wholly-owned subsidiaries in Japan, details of which are as follows:

•	Hyakudo Inc. (“Hyakudo”) incorporated in Tokyo under the laws of Japan on April 14, 2008, and

•	Baido, Inc. (“Baido”) incorporated in Tokyo under the laws of Japan on April 14, 2008

As of December 31, 2009, the Company also effectively controls three variable interest entities (“VIEs”):

•	Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”) incorporated under the laws of the PRC on June 5, 2001,

•	Beijing Perusal Technology Co., Ltd. (“Beijing Perusal”) incorporated under the laws of the PRC on June 6, 2006, and

•	Beijing BaiduPay Science and Technology Co., Ltd. (“BaiduPay”) incorporated under the laws of the PRC on February 27, 2008.

On July 13, 2009, Beijing Perusal, together with Paibo Online (Beijing) Technology Co., Ltd. (“Paibo”), a subsidiary of Beijing News, set up a joint venture, Beijing Paibo Times Technology Co., Ltd. (“Paibo Times”), to operate a community website and provide information of interest to Beijing local residents. The registered capital of Paibo Times is RMB5.00 million (US$0.73 million). Paibo and Beijing Perusal hold 55% and 45% of the Paibo Times’ equity interest, respectively. The Company accounts for its investment in Paibo Times under the equity method.

The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group.” The Group offers Internet search solutions and online marketing solutions, operates an e-commerce platform with an online payment tool which enables e-commerce merchants and customers to make payments online, develops and markets scalable web application software and provides related services. The Group’s principal geographic market is in the PRC and Japan. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries and VIEs in the PRC and Japan.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Based on these contractual arrangements, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) subtopic 810-10 (“ASC 810-10”), Consolidation: Overall (Pre-Codification: Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51), because the Company holds all the variable interests of VIEs through Baidu Online, which is the primary beneficiary of the VIEs. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and VIEs through the aforementioned agreements, whereby the equity holders of VIEs effectively assigned all of their voting rights underlying their equity interest in VIEs to Baidu Online. In addition, through the other aforementioned agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of VIEs.

The carrying amount of the total assets of VIEs as of December 31, 2009 was RMB611.55 million (US$89.59 million) and there was no pledge or collateralization of their assets. The amount of the net assets of VIEs as of December 31, 2009 was RMB244.87 million (US$35.87 million).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs in which the Company holds all the variable interests of VIEs through Baidu Online. All inter-company transactions and balances between the Company, its subsidiaries and VIEs are eliminated upon consolidation. The Company has included the results of operations of acquired businesses from the respective dates of acquisition.

Currency Translation for Financial Statements Presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.8259 per US$1.00 on December 31, 2009 as published on the website of the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

Foreign Currency

The Company’s functional currency is the US$. The Company’s subsidiaries and VIEs determine their functional currencies based on the criteria of ASC subtopic 830-10 (“ASC 830-10”), Foreign Currency Matters: Overall (Pre-Codification: Statements of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation), and have determined their functional currencies to be their respective local currency. The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate its operating results and financial position respectively. Any translation

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. The Company recorded RMB48.26 million, RMB27.60 million and RMB3.96 million (US$0.58 million) of net foreign currency translation loss for the years ended December 31, 2007, 2008 and 2009, respectively. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of income as a component of other income.

Guarantees

The Company accounts for guarantees in accordance with ASC subtopic 460-10 (“ASC 460-10”), Guarantees: Overall (Pre-Codification: Financial Accounting Standards Board (“FASB”) Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34). Accordingly, the Company evaluates its guarantees to determine whether (a) the guarantee is specifically excluded from the scope of ASC 460-10, (b) the guarantee is subject to ASC 460-10 disclosure requirements only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value.

The corporate by-laws require that the Company indemnify its officers and directors, as well as those who act as directors and officers of other entities at the Company’s request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. In addition, the Company has entered into separate indemnification agreements with each director and each executive officer of the Company that provide for indemnification of these directors and officers under similar circumstances and under additional circumstances. The indemnification obligations are more fully described in the by-laws and the indemnification agreements. The Company purchases standard directors and officers insurance to cover claims or a portion of the claims made against its directors and officers. Since a maximum obligation is not explicitly stated in the Company’s by-laws or in the indemnification agreements and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been required to make payments related to these obligations, and the fair value for these obligations is zero in the consolidated balance sheets as of December 31, 2008 and 2009.

The Company has no other guarantees for any of the years presented.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the accounts receivable allowances, recoverability and useful lives of intangibles and long-lived assets, fair values of options to purchase the Company’s ordinary shares, and deferred tax valuation allowance, among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Fair Value Measurements of Financial Instruments

The carrying amounts of the financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, customer advances and deposits, deferred revenue and deferred income, approximate fair value because of their generally short maturities.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash, Cash Equivalents and Short-Term Investments

Cash and cash equivalents are stated at cost, which approximates fair value, and primarily consist of cash and investments in interest bearing demand deposit accounts, time deposits, highly liquid investments and money market funds. All highly liquid investments with original maturities of three months or less from the date of purchase are classified as cash equivalents. All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments which are stated at their approximate fair value. In 2008, the Company introduced an e-commerce platform and an online payment platform which enables e-commerce merchants and customers to send and receive payments online. Cash balances deposited by the customers of the Company’s e-commerce platform are included as cash and cash equivalents in the consolidated balance sheets. The cash deposits of such nature are considered restricted because they cannot be used for the operations of the Group or any other purpose not designated by customers. When customers fund their account in the e-commerce platform using their bank accounts, the deposited balance is included in the Company’s bank account until customers either use the cash to settle their online transactions or withdraw the cash.

As of December 31, 2008 and 2009, there was RMB4.56 million and RMB19.51 million (US$2.86 million), respectively, in the Company’s cash and cash equivalents balance which was related to the deposits made by customers and designated for settlement of their online transactions on the e-commerce platform.

The Company accounts for short-term investments in accordance with ASC subtopic 320-10 (“ASC 320-10”), Investments — Debt and Equity Securities: Overall (Pre-Codification: SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities). The Company classifies the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The Company did not have available-for-sale securities as of any of the balance sheet date presented. Unrealized holding gains and losses for trading securities are included in earnings. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in the consolidated statements of income as a component of interest income.

For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other than temporary in accordance with the Company’s policy and ASC subtopic 320-10 (“ASC 320-10”), Investments — Debt and Equity Securities: Overall (Pre-Codification: FASB Staff Position (“FSP”) SFAS 115-1/SFAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments). If the Company concludes that it does not intend or is not required to sell an impaired debt security before the recovery of its amortized cost basis, the impairment is considered temporary and the held-to-maturity securities continue to be recognized at the amortized costs. When the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in the consolidated statements of income equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date. When the Company does not intend to sell an impaired debt security and it is more likely than not that it will not be required to sell prior to recovery of its amortized cost basis, the Company must determine whether or not it will recover its amortized cost basis. If the Company concludes that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in the consolidated statements of income, while the portion of loss related to all other factors is recognized in other comprehensive income.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-term Investments

Long-term investments include cost method investments and equity method investments.

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments (Pre-Codification: Accounting Principles Board (“APB”) No. 18 (“APB 18”), The Equity Method of Accounting for Investments in Common Stock), for investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the consolidated statements of income equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. The impairment charge was nil, RMB7.99 million and nil for the years ended December 31, 2007, 2008 and 2009, respectively.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC subtopic 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall (Pre-Codification: APB 18). Under the equity method, the Company initially records its investment at cost and adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into consolidated statements of income after the date of acquisition. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheets. The Company evaluated the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of income when the decline in value is determined to be other-than-temporary.

Capitalization of Software Developed for Internal Use

The Company has capitalized certain internal use software development costs in accordance with ASC subtopic 350-40 (“ASC 350-40”), Intangibles-Goodwill and Other: Internal-Use Software (Pre-Codification: Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use), amounting to RMB6.49 million, RMB19.49 million and RMB12.59 million (US$1.84 million) for the years ended December 31, 2007, 2008 and 2009, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly included payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal use software projects during the application development stage. The estimated useful life of software development costs is determined to be three years. The amortization expense for capitalized software amounted to RMB1.26 million, RMB3.44 million and RMB9.77 million (US$1.43 million) for the years ended December 31, 2007, 2008 and 2009, respectively. Capitalized internal use software costs are included in fixed assets, net. The unamortized amount of capitalized internal use software developed costs, which are included in fixed assets, net, is RMB23.34 million and RMB26.16 million (US$3.83 million) as of December 31, 2008 and 2009, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation or amortization is recorded on a straight-line basis over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Office building	— 45 years
Office building related facility, machinery and equipment	— 15 years
Computer equipment	— 3 or 5 years
Internal use software development costs	— 3 years
Vehicles and office equipment	— 5 years
Leasehold improvements	— over the shorter of lease terms or estimated useful lives of the assets

Fixed assets have no estimated residual value except for the office building and its related facility, machinery and equipment, which have an estimated residual value of 4% of the cost.

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

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific fixed assets items and depreciation of these assets commences when they are ready for their intended use.

Intangible Assets

Intangible assets with finite lives are carried at cost less accumulated amortization. The land use right is amortized using a straight-line method over the shorter of its estimated economic life or the term of related land use right contract. All other intangible assets with definite lives are amortized using the straight-line method over the estimated economic life. As of December 31, 2009, intangible assets have weighted average useful lives from the date of purchase as follows:

Domain names	— 5 years
Customer relationships	— 4.9 years
Non-competition agreements	— 3.9 years
Software	— 6.3 years
Contract-based assets	— 2.3 years
Trademark	— 9.6 years
Land use right	— 50 years

Intangible assets with an indefinite useful life are not amortized. One of the domain name assets acquired in July 2006 is not subject to amortization, as the remaining useful life is indefinite. The total amount assigned to this domain name is RMB9.36 million (US$1.37 million) as of December 31, 2009. In addition, in March 2008, the Company’s trademark of “BAIDU” was qualified as a China well-known trademark by the State Trademark Office. The registration costs amounted to RMB1.05 million as of December 31, 2008 and were recorded as an intangible asset not subject to amortization, as the remaining useful life is indefinite. If the intangible assets that are not being amortized are subsequently determined to have a finite useful life, the assets will be tested for impairment in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (Pre-Codification: SFAS 142, Goodwill and Other Intangible Assets), and then amortized prospectively over their

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

estimated remaining useful lives and accounted for in the same manner as other intangible assets that are subject to amortization. Intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired. There have been no impairment charges of the Company’s intangible assets with indefinite useful lives in any of the years presented.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10 (“ASC 360-10”), Property, Plant and Equipment: Overall (Pre-Codification: SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets). When such events occur, the Company assesses the recoverability of the assets group based on the undiscounted future cash flow the assets group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the assets group plus net proceeds expected from disposition of the assets group, if any, is less than the carrying value of the assets group. If the Company identifies an impairment, the Company reduces the carrying amount of the assets group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. There have been no impairment charges relating to the Company’s long-lived assets in any of the years presented.

Accounting for Impairment of Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Company assesses goodwill for impairment in accordance with ASC subtopic 350-20 (“ASC 350-20”), Intangibles — Goodwill and Other: Goodwill (Pre-Codification: SFAS 142, Goodwill and Other Intangible Assets), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. Consistent with the management’s operational perspective, the Company has determined that it has only one reporting unit as Baidu’s chief operational decision maker only reviews the Company’s discrete financials at its consolidated level. Goodwill was tested for impairment in the annual impairment tests on December 31 in each year using the two-step process required by ASC 350-20. First, the Company reviewed the carrying amount of the reporting unit compared to the “fair value” of the reporting unit based on quoted market prices of the ordinary shares. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. That is, the Company would then prepare the discounted cash flow analyses. Such analyses are based on cash flow assumptions that are consistent with the plans and estimates being used to manage the business. An excess carrying value compared to fair value would indicate that goodwill may be impaired. Finally, if the Company determined that goodwill may be impaired, the implied fair value of the goodwill, as defined by ASC 350-20, would be compared to its carrying amount to determine the impairment loss, if any. There has been no impairment of goodwill in any of the years presented.

Accounts Receivable and Other Receivables

Accounts receivable are recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The Company generally does not require collateral from its customers.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Revenue Recognition

The Company recognizes revenue based on the following principles:

Online marketing services

(1) Auction-based pay-for-performance service

The Company’s auction-based pay-for-performance (“P4P”) platform enables a customer to place its website link and related description on the Company’s search result list. The customers make bids on keywords based on how much they are willing to pay for each click to their listings in the search results listed on the Company’s website and the relevance between the keywords and the customer’s businesses. Internet users’ search of the keyword will trigger the display of the listings. The ranking of the customer’s listing depends on both the bidding price and the listing’s relevance to the keyword searched. Customer pays the Company only when a user clicks on one of its website links. Revenue is generally recognized when a user clicks on one of the customer-sponsored website links, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC subtopic 605-10 (“ASC 605-10”), Revenue Recognition: Overall (Pre-Codification: Securities and Exchange Committee (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104).

For certain P4P customers engaged through direct sales, the Company may provide certain value-added consulting support services to help its customers to better utilize its P4P online marketing system. Fees for such services are generally recognized as revenue on a pro-rata basis over the contracted service period.

(2) Other performance-based online marketing services

To the extent the Company provides online marketing services based on performance criteria other than click-throughs, such as the number of telephone calls brought to its customers, the number of users registered with its customers, or the number of minimum click-throughs, revenue is recognized when the specified performance criteria are met together with satisfaction of other applicable revenue recognition criteria as prescribed by ASC 605-10.

(3) Time-based online advertising services

For time-based online advertising services such as text links, banners, or other forms of graphical advertisements, the Company recognizes revenue, in accordance with ASC 605-10, on a pro-rata basis over the contractual term commencing on the date the customer’s advertisement is displayed in a specified webpage. For certain time-based contractual agreements, the Company may also provide certain performance guarantees, in which cases revenue is recognized at the later of the completion of the time commitment or performance guarantee.

(4) Online marketing services involving Baidu Union

Baidu Union is the program through which the Company expands distribution of its customers’ sponsored links or advertisements by leveraging traffic of the Baidu Union members’ internet properties or distributing the Company’s customers’ paid links through Union members’ properties. The Company makes payments to Baidu Union members for acquisition of traffic. The Company recognizes gross revenue for the amount of fees it receives from its customers. Payments made to Baidu Union members are included in cost of revenues as traffic acquisition costs.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5) Barter transactions

The Company engages in barter transactions occasionally and in such situation follows the provisions of ASC subtopic 845-10 (“ASC 845-10”), Nonmonetary Transactions: Overall (Pre-Codification: APB 29, Accounting for Nonmonetary Transactions). While nonmonetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, the transaction is recognized based on the carrying value of the product or services provided. The amount of revenues recognized for barter transactions was insignificant for each of the periods presented.

The Company recognizes revenues for barter transactions involving advertising in accordance with ASC subtopic 605-20 (“ASC 605-20”), Revenue recognition: Services (Pre-Codification: Emerging Issues Task Force (“EITF”) Issue No. 99-17, Accounting for Advertising Barter Transactions). However, neither the amount recognized nor the volume of such transactions qualified for income recognition was material for any of the periods presented.

According to ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity-based Payments to Non-Employees (Pre-Codification: EITF 00-08, Accounting by a Grantee for an Equity Instrument to Be Received in Conjunction with Providing Goods or Services), if the Company provides services in exchange for equity instruments, the Company is required to measure the fair value of those equity instruments for revenue recognition purposes as of the earlier of either of the following dates:

•	The date the parties come to a mutual understanding of the terms of the equity-based compensation arrangement and a commitment for performance by the Company to earn the equity instruments is reached;

•	The date at which the Company’s performance necessary to earn the equity instruments is completed.

If, as of the measurement date, the fair value of the equity instruments received is not determinable within reasonable limits, the transaction is recognized based on the fair value of the services provided. If the fair value of both the equity instruments received and the services provided cannot be determined, no revenue is recognized for the services provided and the equity instrument received is recorded at zero carrying value. The amount of revenues recognized for such transactions was insignificant in each of the years presented.

(6) Other revenue recognition related policies

If a sales contract stipulates more than one of the services described in (1), (2) and (3) above (collectively the “Services”), and the Services are considered multiple accounting units in accordance with ASC subtopic 605-25 (“ASC 605-25”), Revenue recognition: Multiple-Element Arrangements (Pre-Codification: EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables), the total revenue on such arrangements is allocated to the individual deliverables based on their relative fair values. If sufficient vendor-specific objective evidence of fair value does not exist for the allocation of revenue, the fee for the entire arrangement is recognized ratably over the term of the arrangement.

The Company engages third party distributors to deliver some of its online marketing services to end customers. In this context, the Company may provide cash incentives to distributors. The cash incentives are accounted for as reduction of revenue in accordance with ASC subtopic 605-50 (“ASC 605-50”), Revenue recognition: Customer Payments and Incentives (Pre-Codification: EITF Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)).

Cash received in advance from customers is recorded as customer advances and deposits. The unused cash balances remaining in customers’ accounts are included as a liability of the Company. Deferred revenue is recorded when services are provided before the applicable revenue recognition criteria set forth in ASC 605-10 are fulfilled.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cost of Revenues

Cost of revenues consists primarily of business taxes and surcharges, traffic acquisition costs, bandwidth costs, depreciation, payroll and related costs of operations.

The Company incurs business taxes and surcharges in connection with the provision of online marketing services, technical and consulting service fees charged by Baidu Online to VIEs and other taxable services in the PRC. According to ASC subtopic 605-45 (“ASC 605-45”), Revenue Recognition: Principal Agent Considerations (Pre-Codification: EITF Issue No. 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement), the Company includes the business tax and surcharges incurred on its online marketing revenues in cost of revenues. The business tax and surcharges in cost of revenues for the years ended December 31, 2007, 2008 and 2009 were RMB108.78 million, RMB200.09 million and RMB275.92 million (US$40.42 million), respectively.

Traffic acquisition costs represent the amounts paid or payable to Baidu Union members who direct search queries to the Company’s websites or distribute the Company’s customers’ paid links through their properties. These payments are primarily based on revenue sharing arrangements under which the Company pays its Baidu Union members a percentage of the fees it earns from its online marketing customers.

Advertising Expenses

Advertising expenses, primarily advertisements through various forms of media, are included in “Selling, general and administrative expense” in the consolidated statements of income and are expensed when incurred. Advertising expenses for the years ended December 31, 2007, 2008 and 2009 were RMB19.83 million, RMB29.22 million and RMB77.80 million (US$11.40 million), respectively.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs. The Company has expensed substantially all development costs included in the research and development of products and new functionality added to the existing products as incurred, except for certain core technologies with alternative future uses.

Other Income

Other income consists primarily of interest income, government subsidies, impairment and non-operating expenses. Interest income is generated from bank deposits and other interest-earning financial assets and is recognized on an accrual basis. Other income, net primarily consists of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. During the years ended December 31, 2007, 2008 and 2009, the Group received financial subsidies of RMB18.99 million, RMB22.72 million and RMB42.50 million (US$6.23 million), respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other income when received.

Leases

Leases have been classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Company had no capital leases for the years ended December 31, 2007, 2008 and 2009.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes

The Company recognizes income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. The Company records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company adopted the provisions of ASC subtopic 740-10 (“ASC 740-10”), Income Taxes: Overall (Pre-Codification: FIN 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109), on January 1, 2007. ASC 740-10 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. No cumulative effect adjustment resulted from the adoption of ASC 740-10, nor did the standard have any impact on the Company’s financial statements for the years ended December 31, 2008 and 2009. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of income. As of and for the years ended December 31, 2007, 2008 and 2009, no unrecognized tax benefits or interest and penalties associated with uncertainty in income taxes have been recognized.

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

Share-based Compensation

The Company adopted ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall (Pre-Codification: SFAS No. 123(R), Share-Based Payment), using the modified prospective transition approach from January 1, 2006. Pursuant to ASC 718-10, the Company recognized share-based compensation expense over the requisite service periods for any share-based awards granted after January 1, 2006 based on the fair values of all share-based awards on the dates of grant.

The Company has elected to recognize share-based compensation after the date of adoption of ASC 718-10 using the straight-line method for all share-based awards issued. Forfeitures have been estimated based on historical experience and periodically reviewed. Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modification awards”). The compensation costs associated with the modification awards will be recognized if either the original vesting condition or the new vesting condition is achieved and the compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost was measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modification awards, the Company recognizes share-based compensation over the vesting periods of the new options, which comprises, (1) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (2) plus any unrecognized compensation cost of original award, using either the original term or the new term, whichever is higher for each reporting period.

The Company accounts for share awards issued to non-employees in accordance with the provisions of ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity-based Payments to Non-Employees (Pre-Codification: EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services). Under ASC 505-50, the Company uses the Black-Scholes option

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

pricing model method to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation.

ASC 718-10 also requires share-based compensation to be presented in the same manner as cash compensation rather than as a separate line item.

Earnings Per Share (“EPS”)

The Company computes earnings per Class A and Class B ordinary shares in accordance with ASC subtopic 260-10 (“ASC 260-10”), Earnings Per Share: Overall (Pre-Codification: SFAS No. 128, Earnings per Share), using the two class method. Under the provisions of ASC 260-10, basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation. Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options and restricted shares subject to cancellation. The dilutive effect of outstanding stock options and restricted shares is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted net income per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net income per share of Class B ordinary shares does not assume the conversion of those shares.

The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As a result, and in accordance with ASC subtopic 260-10 (“ASC 260-10”), Earnings Per Share: Overall (Pre-Codification: EITF Issue No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128), the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted net income per share of Class A ordinary shares, the undistributed earnings are equal to net income for that computation.

For the purposes of calculating the Company’s basic and diluted earnings per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the computation of basic and diluted net income per Class A and Class B ordinary shares.

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

	For the Years Ended December 31,
	2007		2008		2009
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$

Numerator:
Allocation of undistributed earnings	428,128	200,840	772,330	275,778	1,107,191	162,204	377,913	55,365
Denominator:
Weighted average of issued shares outstanding	23,056,501	10,816,110	25,214,154	9,003,290	25,773,593	25,773,593	8,797,198	8,797,198

Denominator used for basic earnings per Class A and Class B ordinary shares	23,056,501	10,816,110	25,214,154	9,003,290	25,773,593	25,773,593	8,797,198	8,797,198
Basic earnings per Class A and Class B ordinary shares	18.57	18.57	30.63	30.63	42.96	6.29	42.96	6.29

Numerator:
Allocation of undistributed earnings for diluted computation	420,463	208,505	765,509	282,599	1,107,067	162,186	378,037	55,383
Reallocation of undistributed earnings as a result of conversion of Class B to Class A shares	208,505	—	282,599	—	378,037	55,383	—	—

Allocation of undistributed earnings-diluted	628,968	208,505	1,048,108	282,599	1,485,104	217,569	378,037	55,383
Denominator:
Weighted average ordinary shares outstanding-basic	23,056,501	10,816,110	25,214,154	9,003,290	25,773,593	25,773,593	8,797,198	8,797,198
Conversion of Class B to Class A ordinary shares	10,816,110	—	9,003,290	—	8,797,198	8,797,198	—	—
Share-based awards	851,754	695,130	500,046	357,512	205,576	205,576	55,210	55,210

Denominator used for diluted earnings per Class A and Class B ordinary shares	34,724,365	11,511,240	34,717,490	9,360,802	34,776,366	34,776,366	8,852,408	8,852,408
Diluted earnings per Class A and Class B ordinary shares	18.11	18.11	30.19	30.19	42.70	6.26	42.70	6.26

Recent Accounting Pronouncements

In June 2009, the FASB issued SFAS 167, (subsequently codified by Accounting Standards Update (“ASU”) No. 2009-17 (“ASU 2009-17”)), Amendments to FASB Interpretation No. 46(R), which amends guidance regarding consolidation of variable interest entities to address the elimination of the concept of a qualifying special purpose entity. SFAS 167 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of the variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, SFAS 167 requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS 167 is effective for interim and annual reporting periods beginning after November 30, 2009. The Company does not expect the adoption of SFAS 167 will have a material impact on its consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC sub-topic 605-25 (“ASC 605-25”), Revenue Recognition: Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. These updates addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and to be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. The Company does not expect the adoption of ASU 2009-13 will have a material impact on its consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-14 (“ASU 2009-14”), Certain Revenue Arrangements That Include Software Elements. ASU 2009-14 amends the scope of ASC sub-topic 985-605 (“ASC 985-605”), Software: Revenue Recognition, to exclude all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality. ASU 2009-14 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and is to be applied on a prospective basis. Early application is permitted as of the beginning of an entity’s fiscal year. The Company does not expect the adoption of ASU 2009-14 will have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not expect that the adoption of ASU 2010-06 will have a material impact on its consolidated financial statements.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments and accounts receivable. The Company has RMB4.58 billion (US$671.13 million) in cash and cash equivalents, and short-term investments. The Company has approximately RMB 4.18 billion (US$612.78 million) in cash, bank deposits and money market funds in the PRC, which constitute about 91% of total cash and cash equivalents and short-term investments. Since the global financial crisis during the third quarter of 2008, the risk of bankruptcy of those banks in which the Company has deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, it may be unlikely to claim its deposits or investments back in full. The Company continues to monitor the financial strength of the financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers and agents in China, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. We maintain reserves for estimated credit losses and these losses have generally been within our expectations.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Business and economic risks

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for services and products; changes in business offerings; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

No customer or any of Baidu Union member generated greater than 10% of total revenues in any of the periods presented.

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

Foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and short-term investments denominated in the U.S. dollar. The functional currency of the Company is US$, and the reporting currency is RMB. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation of the US$ against RMB was approximately 0.05% in 2009. Any significant revaluation of RMB may materially and adversely affect the cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in U.S. dollars. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses when translating the net assets of the Company from the U.S. dollar into RMB.

The functional currency of the subsidiaries in Japan is Japanese Yen (“JPY”), and the reporting currency is RMB. During 2009, JPY depreciated by approximately 2.4% against RMB. The depreciation of JPY against RMB results in foreign currency translation loss when translating the net assets into RMB.

For the years ended December 31, 2007, 2008 and 2009, the net foreign currency translation loss resulting from the translation from the respective functional currencies to the RMB reporting currency recorded in the Company’s other comprehensive loss was RMB48.26 million, RMB27.60 million and RMB3.96 million (US$0.58 million) respectively.

Comparative Information

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current year’s presentation in accordance with the requirement under eXtensible Business Reporting Language (“XBRL”) to facilitate comparison.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	SHORT-TERM INVESTMENTS

	December 31,
	2008	2009	2009
	RMB	RMB	US$
	(In thousands)

Held-to-maturity securities:
Fixed rate investments	140,033	381,149	55,839
Adjustable rate investments	161,211	—	—

	301,244	381,149	55,839

During the years ended December 31, 2007, 2008 and 2009, the Company recorded short-term investment gains and interest income of RMB5.25 million, RMB8.75 million and RMB8.18 million (US$1.20 million) in the consolidated statements of income, respectively.

As of December 31, 2008 and 2009, short-term investments of RMB140.03 million and RMB381.15 million (US$55.84 million), respectively, are fixed rate investments with the original maturity of less than one year.

As of December 31, 2009, RMB346.71 million out of the total fixed rate investments are six-month time deposits in commercial banks and financial institutions. In addition, the remaining RMB34.44 million of investment was initially adjustable rate investments issued by a financial institution, with the original maturity of less than one year. The adjustable rate investment is structured notes in nature with an adjustable interest rate depending on whether a reference equity-index is within a predetermined range. During the year ended December 31, 2009, the reference interest rate index was outside of the predetermined range and thus the interest rate became a fixed rate of 1% for the adjustable rate investment. Therefore, as of December 31, 2009, such RMB34.44 million of investment was recorded as fixed rate investment.

As of December 31, 2008 and 2009, the fair value of short-term investments is RMB304.25 million and RMB381.50 million (US$55.89 million), respectively, with respective gross unrecognized gain of RMB3.01 million and RMB0.35 million (US$0.05 million).

The following table summarizes the estimated fair value of the held-to-maturity securities as of December 31, 2009 (in thousands):

		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair	Fair
	Value	Gains	Losses	Value	Value
	RMB	RMB	RMB	RMB	US$

Short-term investments:
Fixed-rate investments	381,149	354	—	381,503	55,891
Total	381,149	354	—	381,503	55,891

4.	ACCOUNTS RECEIVABLE

	December 31,
	2008	2009	2009
	RMB	RMB	US$
	(In thousands)

Accounts receivable	101,338	170,625	24,997
Less: Allowance for doubtful accounts	(8,561)	(9,015)	(1,321)

	92,777	161,610	23,676

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Movements in allowance for doubtful accounts Balance at the beginning of the year	4,211	3,581	8,561	1,254
Amounts (credited against) charged to costs and expenses	(243)	7,390	454	67
Write-offs	(387)	(2,410)	—	—

Balance at the end of the year	3,581	8,561	9,015	1,321

5.	OTHER ASSETS, CURRENT

	December 31,
	2008	2009	2009
	RMB	RMB	US$
	(In thousands)

Deposits	10,777	13,736	2,012
Prepaid expenses	11,194	8,026	1,176
Advances to suppliers	9,080	8,965	1,314
Interest receivable	2,887	5,469	801
Receivables from employees	5,878	52,118	7,635
Receivables from service provider	1,836	2,614	383
Income taxes receivable	38,312	—	—
Other	43	139	20

	80,007	91,067	13,341

6.	FIXED ASSETS

	December 31,
	2008	2009	2009
	RMB	RMB	US$
	(In thousands)

Office building	—	363,198	53,209
Office building related facility, machinery and equipment	—	118,844	17,411
Computer equipment	944,807	1,128,844	165,377
Internal use software development costs	26,811	44,925	6,581
Vehicles	4,019	4,020	589
Office equipment	17,134	57,687	8,451
Leasehold improvements	43,132	31,118	4,559

	1,035,903	1,748,636	256,177
Less: Accumulated depreciation	(535,199)	(766,716)	(112,325)
Construction in progress	289,010	15,637	2,291

	789,714	997,557	146,143

The Company started the construction of its new office building in Beijing (“Baidu Campus”) in 2007 and completed the construction in late 2009. Direct costs related to the construction of Baidu Campus of RMB102.05 million, RMB172.29 million and RMB209.20 million (US$30.65 million) were capitalized as construction in progress for the years ended December 31, 2007, 2008 and 2009, respectively. Construction in

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

progress of RMB482.04 million (US$70.62 million) was transferred to property, plant and equipment upon substantial completion of the construction of Baidu Campus in November 2009. The depreciation of Baidu Campus and its related facility, machinery and equipment is calculated using the straight-line method over their respective estimated useful life. In addition, the remainder construction in progress of RMB8.73 million (US$1.28 million) relating to Baidu Campus that has not yet been placed in service for its intended use is anticipated to be transferred to property, plant and equipment in 2010.

Depreciation expense was RMB170.13 million, RMB259.64 million and RMB285.20 million (US$41.78 million) for the years ended December 31, 2007, 2008 and 2009, respectively.

7.	GOODWILL AND INTANGIBLE ASSETS

In 2009, Baidu Online completed acquisitions of certain intangible assets, including domain name, software, trademark and non-competition agreement, that met the definition of a business acquisition in accordance with ASC subtopic 805-10 (“ASC 805-10”), Business Combinations: Overall (Pre-Codification: SFAS No. 141(R), Business Combinations). The acquisitions resulted in the increase of intangible assets and goodwill by RMB7.54 million (US$1.10 million) and RMB12.61 million (US$1.85 million), respectively. The acquisitions were insignificant either individually or in the aggregate.

The changes in the carrying amount of goodwill are as follows:

	2008	2009	2009
	RMB	RMB	US$
	(In thousands)

Balance as of January 1	51,093	51,082	7,484
Goodwill acquired	—	12,609	1,847
Foreign currency translation adjustment	(11)	—	—

Balance as of December 31	51,082	63,691	9,331

Intangible assets consist of the following:

	As of December 31, 2008
	Gross		Net
	Carrying	Accumulated	Carrying
	Value	Amortization	Value
	RMB	RMB	RMB
	(In thousands)

Land use right	97,611	(3,091)	94,520
Domain names	24,184	(12,724)	11,460
Customer relationships	31,363	(15,234)	16,129
Non-competition agreements	1,022	(703)	319
Software	3,221	(916)	2,305
Contract-based assets	210	(210)	—
Trademark	1,050	—	1,050

	158,661	(32,878)	125,783

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31, 2009
	Gross		Net	Net
	Carrying	Accumulated	Carrying	Carrying
	Value	Amortization	Value	Value
		RMB	RMB	US$
	RMB	(In thousands)

Land use right	97,611	(5,043)	92,568	13,561
Domain names	24,185	(14,567)	9,618	1,409
Customer relationships	31,363	(21,165)	10,198	1,494
Non-competition agreements	1,115	(936)	179	26
Software	8,814	(1,616)	7,198	1,055
Contract-based assets	338	(226)	112	16
Trademark	2,777	(55)	2,722	399

	166,203	(43,608)	122,595	17,960

Amortization expense for the years ended December 31, 2007, 2008 and 2009 was RMB10.29 million, RMB12.08 million and RMB10.73 million (US$1.57 million), respectively. Estimated amortization expense relating to the existing intangible assets with definite lives for the each of next five years is as follows:

	RMB	US$
	(In thousands)

For the year ending December 31,
2010	7,865	1,152
2011	5,313	778
2012	2,824	414
2013	1,857	272
2014	535	78

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES, CURRENT

	December 31,
	2008	2009	2009
	RMB	RMB	US$
	(In thousands)

Accrued payroll and welfare	61,854	95,412	13,978
Accrued operating expenses	102,843	162,963	23,874
Taxes payable	84,524	147,656	21,632
Distributors’ deposits	4,671	3,971	582
Purchase of fixed assets	57,414	144,214	21,127
Traffic acquisition costs	62,497	107,533	15,754
Bandwidth costs	15,680	16,417	2,405
Professional expenses	17,062	19,420	2,845
Other	16,484	52,275	7,658

	423,029	749,861	109,855

The increase in accrued operating expenses resulted primarily from the incentives accrued for advertising agents.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The increase in purchase of fixed assets was mainly due to the construction of Baidu Campus.

The increase in traffic acquisition costs was primarily due to the growth of revenue contribution from Baidu Union members.

9.	INCOME TAXES

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

China

Prior to January 1, 2008, the Company’s subsidiaries and VIEs were governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises (the “FIE”) and Foreign Enterprises, and the Enterprise Income Tax (“EIT”) laws of the PRC respectively (the “Previous EIT Law”). Under the Previous EIT Law, the Company’s PRC subsidiaries and VIEs were generally subjected to enterprise income taxes at a statutory rate of 33% (30% state income tax plus 3% local income tax) while certain preferential tax treatments were granted for qualified businesses. The Company’s PRC subsidiaries were entitled to preferential tax rates and special tax holidays.

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

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law (“the New EIT Law”), which became effective on January 1, 2008 and has replaced the previous separate income tax laws for domestic enterprises and FIEs by adopting a unified 25% enterprise income tax rate applicable to all resident enterprises in China, including FIEs and foreign enterprises operating in the PRC, except for certain entities that still enjoyed the tax holidays which were grandfathered by the New EIT Law or that are entitled to tax incentives under the New EIT Law. In accordance with the implementation rules of the New EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) under the New EIT Law is granted the preferential tax rate of 15%. Baidu Online and Baidu Times are recognized as HNTE under the New EIT Law by the relevant authorities and applied the preferential tax rate of 15% upon receiving the HNTE certificates on February 23, 2009. Therefore, Baidu Online enjoys the reduced EIT rate of 15% and Baidu Times is entitled to its remaining tax holiday granted prior to the effectiveness of the New EIT Law. Baidu China, being a foreign invested enterprise located in Pudong, Shanghai, has been granted the “Software Enterprise” status and is thereby entitled to 2-year exemption for years 2006 and 2007 and subsequent 50% tax rate reduction for years 2008 to 2010. According to the relevant tax regulations provided under the New EIT Law, Baidu China, which has been approved as a software company, is

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

entitled to the transitional arrangement in relation to tax rate as stipulated in Guofa [2007] No. 39 and enjoys the gradual increase in tax rate from 18% in 2008 to 25% in 2012.

Under the New EIT Law, dividends paid by a FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax, which were exempt under the Previous EIT Law. Thus, the dividends, if and when payable by Baidu Online to Baidu BVI, would be subject to 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between PRC and Hong Kong. Thus, the dividends, if and when payable by Baidu Times and Baidu China to Baidu HK, would be subject to 5% withholding tax rather than statutory rate of 10% provided that Baidu HK meets the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the New EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax.

Moreover, the New EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2009, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

Japan

Baidu Japan with a paid-in capital in excess of JPY100.00 million is subject to national income tax of 30%. Baidu Japan is also subject to inhabitants tax, assessed by both prefectures and municipalities. Inhabitants tax is computed as a percentage of national income tax. The per capita tax is based on the company’s capitalization and the number of employees. In addition, Baidu Japan is subject to a corporate enterprise tax on a pro forma basis based on the amount of taxable profit subject to the corporate tax, added-value components, (e.g. labor costs, net interest and rental payments, income/loss for current year) and a capital component. Baidu Japan has been in a cumulative loss position since its inception.

The Company had minimal operations in jurisdictions other than the PRC and Japan. Income (loss) before income taxes consists of:

	For the Years Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
	(In thousands)

PRC	699,332	1,360,326	1,907,575	279,461
Non-PRC	(83,116)	(196,147)	(224,454)	(32,882)

	616,216	1,164,179	1,683,121	246,579

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The pre-tax losses from non-PRC operations consists primarily of the operating costs, administration expenses, interest income and charges for share-based compensation. Income taxes consist of:

	For the Years Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
	(In thousands)

Current income tax	19,409	129,885	222,778	32,637
Income tax refund due to reduced transitional tax rate	—	—	(13,923)	(2,040)
Reinvestment tax refund	(21,198)	—	—	—
Deferred income tax benefit	(39,691)	(58,553)	(62,308)	(9,128)
Valuation allowance	28,728	44,739	51,470	7,541

	(12,752)	116,071	198,017	29,010

In 2009 the Company received a total tax refund of RMB55.88 million for overpaid income tax of the year 2008, out of which RMB34.40 million was the refund for overpaid income tax attributed to Baidu Online before it obtained the certificate of High and New Technology Enterprise, which provides Baidu Online with the preferential tax rate of 15% from 2008 to 2010. The remaining refund of RMB21.48 million to Baidu China was composed of RMB7.56 million for over-paid income tax of the year 2008 and a tax refund of RMB13.92 million resulting from the reduced transitional tax rate granted to Baidu China, which was credited to income tax expense upon receipt.

The reconciliation of tax computed by applying respective statutory income tax rate to pre-tax income is as follows (Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data):

	For the Years Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Expected taxation at PRC EIT statutory rate	203,352	291,045	420,780	61,645
Effect of differing tax rates in different jurisdictions	(1,486)	3,533	5,101	747
Permanent differences — non-taxable income	(1,325)	(2,121)	(6,640)	(973)
Permanent differences — non-deductible expenses	2,410	2,703	9,001	1,319
Tax incentives relating to R&D expenditures	(8,791)	(17,848)	(9,125)	(1,337)
Effect of tax exemption and reduction inside PRC	(214,442)	(205,980)	(258,647)	(37,892)
Reinvestment tax refund	(21,198)	—	—	—
Income tax refund due to reduced transitional tax rate	—	—	(13,923)	(2,040)
Addition to (reversal of) valuation allowance	28,728	44,739	51,470	7,541

Taxation for the year	(12,752)	116,071	198,017	29,010

Effective tax rate	(2.1%)	9.97%	11.76%	11.76%
Basic earnings per Class A and Class B ordinary shares effect of tax exemptions and reductions inside PRC	6.33	6.02	7.48	1.10

The statutory EIT rate was 33% for the year ended December 31, 2007, and 25% for the years ended December 31, 2008 and 2009.

Baidu Online and Baidu China enjoyed an additional tax incentive relating to its research and development expenses. The Company has claimed an additional tax deduction amounting to 50% of the current year’s research

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and development expenses. The amount that exceeds the current year’s taxable profit would be carried forward for up to the following five years in order to be utilized. In 2007, 2008 and 2009, the Company has no deductible research and development expenses carried forward.

The Company’s effective tax rate increased in fiscal year 2009 compared with 2008, primarily due to the fact that Baidu Times had been entitled to tax exemption for year 2008 and was subject to 7.5% tax rate for year 2009. The Company’s effective tax rate increased in fiscal year 2008 compared with 2007, primarily due to the fact that Baidu China had been entitled to tax exemption for year 2007 and was subject to 9% tax rate for year 2008. Another factor was due to the cessation of reinvestment credit under the New EIT Law. Prior to the New EIT Law, a foreign investor could apply for a tax refund when it reinvested its share of accumulated profits from an existing FIE to increase the registered capital of the existing FIE. In 2007, Baidu Holdings obtained such a reinvestment tax refund, as it increased the registered capital in Baidu Online by reinvesting the retained earnings of Baidu Online. The preferential tax refund was repealed under the New EIT Law.

The tax effects of temporary differences that give rise to the deferred tax balance at December 31, 2008 and 2009 are as follows:

	December 31
	2008	2009	2009
	RMB	RMB	US$
	(In thousands)

Provision for doubtful receivables	1,548	2,103	308
Fixed assets	24,984	37,800	5,538
Net operating loss carry-forward	73,357	117,964	17,282
Other	5,695	10,007	1,466

Deferred tax assets	105,584	167,874	24,594
Valuation allowance	(73,467)	(124,918)	(18,300)

Deferred tax assets, net	32,117	42,956	6,294

The Company does not believe that sufficient positive evidence exists to conclude that the recoverability of Baidu Japan and Baidu Hong Kong’s net deferred tax assets is more likely than not to be realized. Consequently, the Company has provided full valuation allowances on the related net deferred tax assets.

As of December 31, 2009, the Company had net operating losses of approximately RMB315.00 million (US$46.00 million) from Baidu Japan, Baidu HK and BaiduPay, which can be carried forward to offset future net profit for income tax purposes. The Japan net operating loss will expire beginning 2015; the PRC net operating loss will expire beginning 2014; and the HK net operating loss can be carried forward without an expiration date.

The Company has evaluated its income tax uncertainty under ASC 740-10. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. As of December 31, 2009, there is no significant tax uncertainty impact on the Company’s financial position and result of operations.

The Company did not provide for deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries and its VIEs as of December 31, 2008 and 2009 on the basis of its intent to permanently reinvest foreign subsidiaries’ earnings. If these foreign earnings were to be repatriated in the future, the related tax liability may be reduced by any foreign income taxes previously paid on these earnings. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable. In the case of its VIEs, undistributed earnings were insignificant as of each of the balance sheet dates.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In general, the PRC and Japanese tax authorities have up to five and seven years respectively to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2006-2009 and the Japanese subsidiary’s tax years 2006-2009 remain open to examination by the respective taxing jurisdictions.

10.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the required contributions. The total amounts for such employee benefits, which were expensed as incurred, were RMB55.12 million, RMB98.18 million and RMB141.84 million (US$20.78 million) for the years ended December 31, 2007, 2008 and 2009, respectively.

11.	COMMITMENTS AND CONTINGENCIES

Capital commitments

The Company’s capital commitments relate primarily to leasehold improvements. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB40.29 million (US$5.90 million) at December 31, 2009. All of these capital commitments are to be fulfilled within the next year.

Operating lease commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Total rental expense under all operating leases was RMB45.41 million, RMB68.86 million and RMB84.43 million (US$12.37 million) for the years ended December 31, 2007, 2008 and 2009, respectively.

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following at December 31, 2009:

	RMB	US$
	(In thousands)

2010	216,606	31,733
2011	18,395	2,695
2012	7,923	1,161
2013	7,923	1,161
2014	5,793	848

	256,640	37,598

Litigation

Baidu Netcom, Baidu China and Baidu Online were involved in a number of cases pending in various courts and arbitration as of December 31, 2009. These cases include alleged copyright infringement, unfair competition, and defamation, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could result in a loss of revenue or otherwise harm the business of the Company.

As of December 31, 2009, the plaintiffs associated with various cases claimed an aggregate remedy of RMB77.19 million (US$11.31 million). Although the results of litigation and claims cannot be predicted with

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

certainty, the Company does not expect that the outcome of the matters referred to above will result in a material adverse effect on its business, consolidated financial position, results of operations or cash flow.

12.	ORDINARY SHARES

Upon completion of the company’s initial public offering (“IPO”) in August 2005, 16,648,877 Class B Ordinary shares were issued upon conversion of all convertible preferred shares. In addition, immediately following the closing of the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital consisted of 870,400,000 ordinary shares at a par value of US$0.00005 per share, of which 825,000,000 shares were designated as Class A ordinary shares, 35,400,000 as Class B ordinary shares, and 10,000,000 shares designated as preferred shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. There were 2,133,176, 122,856 and 419,654 Class B ordinary shares transferred to Class A ordinary shares in 2007, 2008 and 2009, respectively.

As of December 31, 2009 there were 26,298,960 and 8,454,332 Class A and Class B ordinary shares outstanding, respectively.

As of December 31, 2008 and 2009, there were no preferred shares issued and outstanding.

On December 16, 2008, a resolution was passed during the 2008 annual general meeting of shareholders authorizing the Company to repurchase its Class A ordinary shares represented by American depositary shares (“ADSs”) before the end of 2009. As part of its share repurchase program, the Company entered into two types of share repurchase arrangement with a financial institution as follows:

(a) In December 2008 and March 2009, the Company entered into a structured share repurchase program which required the Company to make an upfront cash payment in exchange for the right to receive either the Company’s own ordinary shares or cash at the expiration of the agreement, depending on the closing price of the Company’s ordinary share at the maturity date. Pursuant to the structured share repurchase program, the Company made upfront payments of US$10.00 million and US$20.00 million to the financial institution in December 2008 and March 2009, respectively. The upfront cash payments were recorded in shareholders’ equity as a reduction to additional paid-in capital in accordance with ASC subtopic 815-40 (“ASC 815-40”), Derivatives and Hedging: Contracts in Entity’s Own Equity (Pre-Codification: EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock). At the maturity dates in March and June 2009, the Company received its upfront cash payments with premium of US$0.84 million and US$0.73 million, respectively, from the financial institution. The settlement amounts of US$10.84 million and US$20.73 million received by the Company were treated as equity transactions and were credited to additional paid-in capital.

(b) In December 2008 and March 2009, the Company also entered into a preset share repurchase program which engaged the financial institution to act as a broker on behalf of the Company to repurchase ADSs in the open market based on a predetermined quantity and price range. Pursuant to the preset share repurchase program, the Company made an upfront payment of US$10.00 million and US$20.00 million to the financial institution in December 2008 and March 2009, respectively, to repurchase up to an aggregate of US$10.00 million and US$20.00 million of ADSs during an agreed period. The Company had the right to cancel the preset repurchase program with the financial institution at any time so long as the Company provided a three-day notice to the financial institution. The upfront US$10 million cash had no restriction otherwise and could have been withdrawn by the Company at any time. The Company repurchased 32,740 ordinary shares from the open

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

market during the agreed periods for an aggregate purchase price of US$3.57 million, including transaction costs of US$982.00. The repurchased shares were considered cancelled under Cayman Islands law upon repurchase and the difference between the par value and the repurchase price was debited to retained earnings.

13.	RETAINED EARNINGS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s PRC subsidiaries, being foreign invested enterprises established in China, are required to provide for certain statutory reserves, namely a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in their PRC statutory accounts. Each of the Company’s subsidiaries is required to allocate at least 10% of its after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors of the Company’s subsidiaries.

In accordance with the China Company Laws, the Company’s VIEs must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely a statutory surplus fund, a statutory public welfare fund and a discretionary surplus fund. Each of the Company’s VIEs is required to allocate at least 10% of its after-tax profits to the statutory surplus fund until such fund has reached 50% of its respective registered capital. Appropriation to the statutory public welfare fund is 5% to 10% of the after-tax profits as reported in the PRC statutory accounts. Effective from January 1, 2006, under the revised China Company Laws, appropriation to the statutory public welfare fund is no longer mandatory. Appropriations to the discretionary surplus fund are made at the discretion of the Company’s VIEs.

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

	December 31,
	2008	2009	2009
	RMB	RMB	US$
	(In thousands)

PRC statutory reserve funds	136,034	187,675	27,495
Unreserved retained earnings	1,843,810	3,252,854	476,546

	1,979,844	3,440,529	504,041

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid up capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of VIEs in which the Company has no legal ownership, totaling approximately RMB803.77 million and RMB879.43 million (US$128.84 million) as of December 31, 2008 and 2009, respectively.

14.	SHARE-BASED AWARDS PLAN

Incentive Compensation Plans

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expires in ten years, options granted generally vest 25% after the first year of service and ratably each month over the remaining 36-month period.

Under the 2000 Plan, the employees may exercise their options immediately, if such provisions are set forth in the award agreement, but the Company has a right to repurchase unvested shares at the amount equal to the original purchase price paid by the grantee for each such share. The right to repurchase lapses at the rate of at least twenty percent of the shares subject to the award per year over five years from the date the award is granted (without respect to the date the award was exercised or became exercisable). Such repurchase right is exercisable at any time (i) during the 90-day period following employee termination date, or (ii) during the 90-day period following an exercise of the option that occurs after employee termination date. The contractual term of options granted is generally five years.

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

In December 2008, the Company adopted a share incentive plan (the “2008 Plan”). The 2008 Plan provides for the granting of share incentives, which include ISO, restricted shares and any other form of award pursuant to the 2008 Plan, to members of the board, employees and consultants of the Company. However, the Company may grant ISOs only to its employees. The Company has reserved 3,428,777 ordinary shares for issuance under the 2008 Plan, which expires in ten years. The vesting schedule, time and condition to exercise options will be determined by the compensation committee. The term of the options may not exceed ten years from the date of the grant, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of the Company’s share capital.

Under the 2008 Plan, the exercise price per share subject to an option may be amended or adjusted at the discretion of the compensation committee, and the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or exchange rules, a downward adjustment of the exercise prices shall be effective without the approval of the Company’s shareholders or the approval of the affected grantees. If the Company grants an ISO to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of the Company’s share capital, the exercise price cannot be less than 110% of the fair market value of the Company’s ordinary shares on the date of that grant.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the option activity for the year ended December 31, 2009:

			Weighted-
			Average
		Weighted-	Remaining	Aggregate
	Number of	Average	Contractual	Intrinsic
Share Option	Shares	Exercise Price	Life (Years)	Value (US$)
				(In thousands)

Outstanding, December 31, 2008	328,093	US$72.06	1.95	24,681
Granted	57,739	US$133.86
Exercised	(198,296)	US$30.39
Forfeited/Cancelled	(31,386)	US$260.31
Expired	(1,476)	US$25.64
Outstanding, December 31, 2009	154,674	US$110.80	2.56	46,469
Vested and expected to vest at December 31, 2009	149,441	US$110.11	2.53	45,000
Exercisable at December 31, 2009	74,996	US$88.07	1.50	24,236

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2009 and the exercise price.

Total intrinsic value of options exercised for the three years ended December 31, 2007, 2008 and 2009 was RMB559.59 million, RMB465.25 million and RMB340.13 million (US$49.83 million), respectively.

As of December 31, 2009, there was RMB36.45 million (US$5.34 million) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.60 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

On February 11 2009, the Company cancelled options previously granted to certain executives with the exercise price significantly higher than the fair market value at that time, and concurrently re-granted the same number of options at the then current fair market value. The vesting of the replacement option starts from the date of grant, and all other terms remain the same as the original option. The cancellation and re-grant was intended to provide incentives for these executives. In accordance with ASC 718-10, the Company accounted for the cancellation of an award accompanied by the concurrent grant of a replacement award as a modification of the terms of the cancelled award. Therefore, incremental compensation cost was measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. The total compensation cost measured at the date of cancellation and replacement was US$2.96 million, representing the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at that date of US$2.36 million plus the incremental cost resulting from the cancellation and replacement of US$0.60 million. The cost is being amortized on a straight-line basis over the vesting term of four years of the replacement option.

Restricted Shares

Restricted shares activity for the year ended December 31, 2009 was as follows:

		Weighted
		Average
		Grant Date
Restricted Shares	Number of Shares	Fair Value

Nonvested, December 31, 2008	82,382	US$	210.76
Granted	40,223	US$	214.55
Vested	(71,903)	US$	199.69
Forfeited	(3,008)	US$	211.19
Nonvested, December 31, 2009	47,694	US$	224.34

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2009, there was RMB53.79 million (US$7.88 million) unrecognized share-based compensation cost related to restricted shares. That deferred cost will be recognized over a weighted-average vesting period of 1.24 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

The fair value of each option award was estimated on the date of grant using the Black-Scholes Method valuation model. The volatility assumption was estimated based on implied volatility and historical volatility of the Company’s share price applying the guidance provided by ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall (Pre-Codification: SAB 107, Share-Based Payment). Assumptions about the expected term were based on the vesting and contractual terms and employee demographics. The Company considered the comparable data in 2007 and 2008 because the Company had limited relevant historical information to support the expected exercise behavior of employees who had been granted options as the Company has been a public company only since August 2005. The Company begins to estimate the volatility assumption solely based on its historical information since 2009. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

	2007	2008	2009

Risk-free interest rate	4.54%~5.03%	1.74%~2.60%	1.18%
Dividend yield	—	—	—
Expected volatility range	63.94%~72.90%	63.52%~70.82%	85.43%
Weighted average expected volatility	68.28%	66.54%	85.43%
Expected life (in years)	1~2.6	1.63~2.64	2.65

In addition, the Company applies an expected forfeiture rate in determining the grant date fair value of the option grants. The estimation of the forfeiture rate was based primarily upon historical experience of employee turnover. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the quarter of revision, as well as in following quarters. During the year ended December 31, 2009, the Company decreased the forfeiture rate for the employee group primarily due to changes in historical employee turnover rates.

The table below summarizes the weighted average fair value and exercise price of share options granted:

	2007	2008	2009
	US$	US$	US$

Weighted average grant-date fair value of share options granted during the year:
Where exercise price is lower than market price	—	—	—
Where exercise price is equal to market price	57.02	136.97	94.10
Weighted average exercise price of share options granted during the year:
Where exercise price is lower than market price	—	—	—
Where exercise price is equal to market price	131.09	247.05	133.86

The total fair value of shares vested during the year ended December 31, 2007, 2008 and 2009 was RMB14.86 million, RMB37.57 million, RMB201.83 million (US$29.57 million), respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Total compensation cost recognized is as follows:

	For the Years Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
	(In thousands)

Cost of revenues	1,717	4,542	6,374	934
Selling, general and administrative	17,371	41,651	38,681	5,667
Research and development	20,760	37,784	41,263	6,045
Share-based compensation cost capitalized as part of internally used software in fixed assets	714	2,706	1,217	178

	40,562	86,683	87,535	12,824

15.	RELATED PARTY TRANSACTIONS

Employees who exercise their options with cash will be required to pay individual income tax (“IIT”) through the Company. As of December 31, 2008, the Company accrued withholding individual income tax for one employee, who is also one of the major shareholders, of RMB10.70 million (US$1.57 million). The balance was subsequently paid by the employee to the tax authority through the Company in February 2009. No balances were due from any shareholders, officers or directors as of December 31, 2009.

16.	SEGMENT REPORTING

In accordance with ASC subtopic 280-10 (“ASC 280-10”), Segment Reporting: Overall (Pre-Codification: SFAS 131, Disclosures about segments of an Enterprise and Related Information), the Company’s chief operating officer relies upon consolidated results of operations when making decisions about allocating resources and assessing performance of the Company; hence, the Company has only one single operating segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

The Company’s revenue and long-lived assets are primarily derived from and located in the PRC and Japan.

17.	FAIR VALUE MEASUREMENT

Effective January 1, 2008, the Group adopted ASC subtopic 820-10 (“ASC 820-10”), Fair Value Measurements and Disclosures: Overall (Pre-Codification: SFAS 157, Fair Value Measurement). ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820-10 did not impact the Group’s financial condition, results of operations, or cash flow, ASC 820-10 requires additional disclosures to be provided on fair value measurement.

ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace

Level 3 — Unobservable inputs which are supported by little or no market activity

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820-10, the Company measures cash equivalents and short-term investments at fair value. Cash equivalents are classified within Level 1 or Level 2. This is because cash equivalents are valued using either quoted market prices or discounted cash flow model with market interest rates as discount curve. The Company’s short-term investments were classified as held-to-maturity securities and stated at amortized cost. The fair value of short-term investments was determined based on discounted cash flow model with market interest rates as discount curve.

Assets measured at fair value on a recurring basis are summarized below (in thousands):

			Fair Value Measurement at Reporting Date Using
			Quoted Prices in	Significant Other	Significant
			Active Markets for	Observable	Unobservable
	Total Fair Value at		Identical Assets	Inputs	Inputs
Description	December 31, 2009		(Level 1)	(Level 2)	(Level 3)
	(RMB)	(US$)	(RMB)	(RMB)	(RMB)

Cash equivalents
Time deposits	1,658,678	242,998	1,658,678	—	—
Money market fund	234,782	34,396	234,782	—	—
Short-term Investments
Fixed-rate investments	381,503	55,890	—	381,503	—

Total	2,274,963	333,284	1,893,460	381,503	—

18.	SUBSEQUENT EVENTS (UNAUDITED)

On September 28, 2008, the Company entered into agreements with UiTV, a third-party operator of an Internet television platform in China, pursuant to which UiTV would operate the Baidu Internet TV Channel host on the Company’s website at movie.baidu.com. The agreements were terminated in December 2009. In February 2010, the Company and Providence Equity Partners, a private equity firm, signed an agreement, pursuant to which Providence Equity Partners invested US$50.00 million in March 2010 to subscribe for convertible redeemable preferred shares of Ding Xin, Inc., a Cayman Islands company newly established by the Company. Ding Xin, Inc. and entities under its control will operate the Baidu Internet TV channel and develop an advertising supported online video business.

On January 18, 2010, the Company entered into certain agreements with Ku6 Holding Limited (“Ku6”) and Hurray! Holding Co., Ltd. (“Hurray!”). Pursuant to the agreements, Baidu agreed to exchange 8,641,975 series A preferred shares of Ku6, which is all of Ku6 shares held by the Company, into 12,561,924 ordinary shares of Hurray!. The series A preferred shares of Ku6 were obtained on December 12, 2006 by providing online market services and the related investment had been fully impaired during 2008. The acquired ordinary shares of Hurray! are subject to a lock-up period of 180 days during which the Company could not offer, pledge, sell, contract to sell or enter into any swap or other arrangement to transfer, in whole or in part of the shares to others.

On January 27, 2010, the Company signed an agreement with Rakuten, Inc. (“Rakuten”), the largest e-commerce website in Japan, to establish a joint venture to build a B2B2C online shopping mall for Chinese Internet users. B2B2C refers to an online marketplace that links and provides value-added services to both business to business and business to consumer. The online mall will provide customers with high-quality merchandise from well-known Chinese and foreign brands as well as small and medium sized enterprises at competitive prices. According to the agreement, Rakuten will own 51% and Baidu will own 49% of the new joint venture.