Form 20-F
period 2010-12-31
Baidu, Inc.
filed 2011-03-29
CIK 1329099

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.
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
Email: ir@baidu.com
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

27,045,340 Class A ordinary shares and 7,804,332 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2010.

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

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares (“ADSs”). Currently, 10 ADSs represent one Class A ordinary share.

INTRODUCTION		2
FORWARD-LOOKING INFORMATION		2
PART I		3
Item 1.	Identity of Directors, Senior Management and Advisers	3
Item 2.	Offer Statistics and Expected Timetable	3
Item 3.	Key Information	4
Item 4.	Information on the Company	33
Item 4A.	Unresolved Staff Comments	61
Item 5.	Operating and Financial Review and Prospects	61
Item 6.	Directors, Senior Management and Employees	81
Item 7.	Major Shareholders and Related Party Transactions	90
Item 8	Financial Information	90
Item 9.	The Offer and Listing	92
Item 10.	Additional Information	93
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	101
Item 12.	Description of Securities Other than Equity Securities	101
PART II		103
Item 13.	Defaults, Dividend Arrearages and Delinquencies	103
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	103
Item 15.	Controls and Procedures	103
Item 16A.	Audit Committee Financial Expert	103
Item 16B.	Code of Ethics	104
Item 16C.	Principal Accountant Fees and Services	104
Item 16D.	Exemptions from the Listing Standards for Audit Committees	104
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	104
Item 16F.	Change in Registrant’s Certifying Accountant	104
Item 16G.	Corporate Governance	105
PART III		105
Item 17.	Financial Statements	105
Item 18.	Financial Statements	105
Item 19.	Exhibits	105
SIGNATURES		110
EX-4.25
EX-4.26
EX-4.27
EX-4.28
EX-4.29
EX-4.30
EX-4.31
EX-4.32
EX-4.33
EX-4.34
EX-4.35
EX-4.36
EX-4.37
EX-4.38
EX-4.39
EX-4.40
EX-4.41
EX-4.42
EX-4.43
EX-4.44
EX-4.45
EX-4.46
EX-4.47
EX-4.48
EX-4.49
EX-4.50
EX-4.51
EX-4.52
EX-4.53
EX-4.54
EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-13.2
EX-15.1
EX-15.2
EX-15.3
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our,” and “Baidu” refer to Baidu, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include Beijing Baidu Netcom Science Technology Co., Ltd., Beijing Perusal Technology Co., Ltd. , Beijing BaiduPay Science and Technology Co., Ltd., and Baidu HR Consulting (Shanghai) Co., Ltd., all of which are our consolidated affiliated entities in China;

•	“user traffic” or “traffic” refers generally to page views and the reach of a website. When used in the context of Alexa.com website traffic rankings, “user traffic” refers to a combined measure of the “page views” and the “reach” of a website averaged over a specified period of time, according to Alexa.com. Page views measure the number of web pages viewed by Internet users over a specified period of time except that multiple page views of the same page viewed by the same user on the same day are counted only once; reach measures the number of Internet users and is typically expressed as the percentage of all Internet users who visit a given website;

•	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares;

•	“ADSs” refers to our American depositary shares. On May 12, 2010, we effected a change of the ADS to Class A ordinary share ratio from 1 ADS representing 1 Class A ordinary share to 10 ADSs representing 1 Class A ordinary share. The ratio change has the same effect as a 10-for-1 ADS split;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	all references to “RMB” or “Renminbi” are to the legal currency of China and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward- looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to attract and retain users and customers;

•	our ability to successfully expand into and generate profits from our new Internet businesses;

•	our ability to retain key personnel and attract new talents;

•	the outcome of ongoing or any future litigation, including those relating to copyright or other intellectual property rights;

•	competition in the Internet search market;

•	the expected growth of the Internet search market and the number of Internet and broadband users in China;

•	PRC governmental regulations and policies relating to the Internet and Internet search providers; and

•	development of PRC tax law reforms that may have uncertain implications on high and new technology companies.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3.D. Key Information — Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of income data for the three years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data for the year ended December 31, 2008 have been derived from our audited consolidated balance sheet as of December 31, 2008, which is not included in this annual report. The selected consolidated statements of income data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements for the years ended December 31, 2006 and 2007, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands except per share and per ADS data)

Consolidated Statements of Income Data:
Revenues:
Online marketing services	828,484	1,741,021	3,194,461	4,445,310	7,912,869	1,198,920
Other services	9,354	3,404	3,791	2,466	2,205	334

Total revenues	837,838	1,744,425	3,198,252	4,447,776	7,915,074	1,199,254

Operating costs and expenses:
Cost of revenues	(245,489)	(645,406)	(1,155,457)	(1,616,236)	(2,149,288)	(325,650)
Selling, general and administrative	(250,240)	(411,163)	(659,804)	(803,988)	(1,088,980)	(164,997)
Research and development	(79,231)	(140,702)	(286,256)	(422,615)	(718,038)	(108,794)

Total operating costs and expenses	(574,960)	(1,197,271)	(2,101,517)	(2,842,839)	(3,956,306)	(599,441)

Operating profit	262,878	547,154	1,096,735	1,604,937	3,958,768	599,813

Interest income	42,443	49,009	47,677	32,661	67,121	10,170
Loss from equity method investments	—	—	—	(229)	(8,965)	(1,359)
Other income, net	4,098	20,053	19,767	45,752	44,239	6,703

Income before tax and cumulative effect of change in accounting principle	309,419	616,216	1,164,179	1,683,121	4,061,163	615,327

Taxation	(12,256)	12,752	(116,071)	(198,017)	(535,995)	(81,211)
Cumulative effect of change in accounting principle	4,603	—	—	—	—	—

Net income	301,766	628,968	1,048,108	1,485,104	3,525,168	534,116

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands except per share and per ADS data)

Net income per Class A ordinary share, per Class B ordinary share(1)
Basic:
Basic (prior to cumulative effect of change in accounting principle)	8.92	18.57	30.63	42.96	101.28	15.35
Cumulative effect of change in accounting principle	0.14	—	—	—	—	—
Basic (after cumulative effect of change in accounting principle)	9.06	18.57	30.63	42.96	101.28	15.35

Diluted:
Diluted (prior to cumulative effect of change in accounting principle)	8.62	18.11	30.19	42.70	100.96	15.30
Cumulative effect of change in accounting principle	0.13	—	—	—	—	—
Diluted (after cumulative effect of change in accounting principle)	8.75	18.11	30.19	42.70	100.96	15.30

Net income per ADS
Basic:
Basic (prior to cumulative effect of change in accounting principle)	0.89	1.86	3.06	4.30	10.13	1.53
Cumulative effect of change in accounting principle	0.01	—	—	—	—	—
Basic (after cumulative effect of change in accounting principle)	0.90	1.86	3.06	4.30	10.13	1.53

Diluted:
Diluted (prior to cumulative effect of change in accounting principle)	0.86	1.81	3.02	4.27	10.10	1.53
Cumulative effect of change in accounting principle	0.01	—	—	—	—	—
Diluted (after cumulative effect of change in accounting principle)	0.87	1.81	3.02	4.27	10.10	1.53

(1)	As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted net income per share of Class A and Class B ordinary shares are the same for all the periods presented during which there were two classes of ordinary shares. The weighted average number of ordinary shares represents the sum of the weighted average number of Class A and Class B ordinary shares. Please see “Earnings per Share” under Note 14 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amount and the weighted average numbers of Class A and Class B ordinary shares.

	As of December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)

Consolidated Balance Sheets Data:
Cash and cash equivalents	1,136,274	1,350,600	2,357,609	4,180,376	7,781,976	1,179,087
Restricted cash	—	—	4,562	19,513	38,278	5,800
Total assets	1,668,077	2,655,908	3,937,991	6,156,975	11,048,439	1,674,006
Total liabilities	310,816	634,536	849,328	1,403,874	2,642,847	400,431
Total shareholders’ equity	1,357,261	2,021,372	3,088,663	4,753,101	8,405,592	1,273,575
Total liabilities and shareholders’ equity	1,668,077	2,655,908	3,937,991	6,156,975	11,048,439	1,674,006

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.6000 to US$1.00, the noon buying rate in effect as of December 30, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On March 25, 2011, the noon buying rate was RMB6.5568 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
		(RMB per U.S. Dollar)

2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
September	6.6905	6.7396	6.8102	6.6869
October	6.6707	6.6678	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March (through March 25, 2011)	6.5568	6.5660	6.5743	6.5510

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

If we fail to retain existing customers or attract new customers for our online marketing services, our business, results of operations and growth prospects could be seriously harmed.

We generate almost all of our revenues from online marketing services, a substantial majority of which are derived from our pay-for-performance, or P4P, services. Our online marketing customers will not continue to do business with us if their investment does not generate sales leads and ultimately consumers, or if we do not deliver their web pages in an appropriate and effective manner. Our P4P customers may discontinue their business with us at any time and for any reason as they are not subject to fixed-term contracts. In April 2009, we officially launched Online Marketing Professional Edition, which we also refer to as Phoenix Nest, our new auction-based online marketing system designed to improve relevance in paid search and increase value for customers. In December 2009, we completed the switch from our previous online marketing system, which we refer to as the Online Marketing Classic Edition, to Phoenix Nest. If Phoenix Nest is perceived to be a less effective marketing tool than the Online Marketing Classic Edition, we may lose existing customers or encounter difficulty attracting new customers. In addition, we have in the past removed, and may in the future again remove, questionable paid search listings of some customers to ensure the quality and reliability of our search results. Such removal, whether temporary or permanent, may cause the affected customers to discontinue their business with us. Moreover, third parties may develop and use certain technologies to block the display of our customers’ advertisements and other marketing products on our Baidu.com website, which may in turn cause us to lose customers and adversely affect our operating results. Furthermore, we adjust prices for our online marketing services from time to time. We may lose customers who decide not to pay our increased prices. Failure to retain our existing customers or attract new customers for our online marketing services could seriously harm our business, results of operations and growth prospects.

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

The use of the Internet as a marketing channel is at a developing stage in China. Internet penetration rate in China is relatively low as compared to that in most developed countries. Many of our current and potential customers have limited experience with the Internet as a marketing channel, and historically have not devoted a significant portion of their marketing budgets to online marketing and promotion. As a result, they may not consider the Internet an effective channel to promote their products and services as compared to traditional print and broadcast media. Our ability to increase revenue and profitability from online marketing may be adversely impacted by a number of factors, many of which are beyond our control, including:

•	difficulties associated with developing a larger user base with demographic characteristics attractive to customers;

•	increased competition and potential downward pressure on online marketing prices;

•	higher customer acquisition costs due in part to the limited experience of small to medium-sized enterprises, or SMEs, with the Internet as a marketing channel;

•	failure to develop an independent and reliable means of verifying online traffic;

•	ineffectiveness of our online marketing delivery, tracking and reporting systems; and

•	decreased use of Internet or online marketing in China.

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

Historically, we developed our user base primarily by word-of-mouth and incurred limited brand promotion expenses. Our initial public offering in 2005 and positive media coverage in subsequent years have significantly enhanced our brand recognition. We have also conducted marketing and brand promotion activities in recent years, but we cannot assure you that these activities will achieve the brand promotion effect expected by us. If we fail to maintain and further promote the “Baidu” brand, or if we incur excessive expenses in this effort, our business and results of operations may be materially and adversely affected. In addition, any negative publicity about our company, our products and services, our employees, our business practices, or our search results or websites to which our search results link, regardless of its veracity, could harm our brand image and in turn adversely affect our business and operating results.

We face significant competition and may suffer from a loss of users and customers as a result.

We face significant competition in almost every aspect of our business, particularly from other companies that seek to provide Internet search services to users and provide online marketing services to customers. In the Chinese Internet search market, our main competitors include U.S.-based Internet search providers providing Chinese language Internet search services, such as Google and Microsoft, and China-based Internet companies, such as Netease, Sohu, Tencent and Alibaba. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance) and quantity (index size) of the search results, availability and ease of use of products and services, the number of customers, distribution channels and the number of associated third-party websites. In addition, our e-commerce services face competition from the existing leading e-commerce companies in China.

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

We also face competition from other types of advertising media, such as newspapers, magazines, yellow pages, billboards and other forms of outdoor media, television and radio. Large companies in China generally allocate, and may continue to allocate, most of their marketing budgets to traditional advertising media and only a small portion of their budgets to online marketing and other forms of advertising media. If these companies do not devote a larger portion of their marketing budgets to online marketing services provided by us, or if our existing customers reduce the amount they spend on online marketing, our results of operations and growth prospects could be adversely affected.

If our expansions into new Internet businesses are not successful, our future results of operations and growth prospects may be materially and adversely affected.

As part of our growth strategy, we enter into new Internet businesses from time to time by leveraging our large Internet search user base to generate additional revenue streams. Expansions into new businesses may present operating and marketing challenges that are different from those that we currently encounter. For each new business we enter into, we face competition from existing leading players in that business. If we cannot successfully address the new challenges and compete effectively against the existing leading players in the new businesses, we may not be able to develop a sufficiently large customer and user base, recover costs incurred for developing and marketing new businesses, and eventually achieve profitability from these businesses, and our future results of operations and growth prospects may be materially and adversely affected.

If we fail to continue to innovate and provide products and services to attract and retain users, we may not be able to generate sufficient user traffic levels to remain competitive.

Our success depends on providing products and services to attract users and enable users to have a high-quality Internet experience. In order to attract and retain users and compete against our competitors, we must continue to invest significant resources in research and development to enhance our Internet search technology, improve our existing products and services and introduce additional high-quality products and services. If we are unable to anticipate user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users. Our operating results may also suffer if our innovations do not respond to the needs of our users, are not appropriately timed with market opportunities or are not effectively brought to market. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar to or better than those generated by our search services. This may force us to expend significant resources in order to remain competitive.

If we fail to keep up with rapid changes in technologies and user behavior, our future success may be adversely affected.

Our future success will depend on our ability to respond to rapidly changing technologies, adapt our services to evolving industry standards and improve the performance and reliability of our services. Our failure to adapt to such changes could harm our business. In addition, changes in user behavior resulting from technological developments may also adversely affect us. For example, the number of people accessing the Internet through devices other than personal computers, including mobile phones and other hand-held devices, has increased in recent years, and we expect this trend to continue while 3G and more advanced mobile communications technologies are broadly implemented. If we fail to develop products and technologies that are compatible with all mobile devices, or if the products and services we develop are not widely accepted and used by users of various mobile devices, we may not be able to penetrate the mobile markets. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or integrate our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive, our future success may be adversely affected.

Interruption or failure of our own information technology and communications systems or those of third-party service providers we rely upon could impair our ability to provide our products and services, which could damage our reputation and harm our operating results.

Our ability to provide our products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could interrupt our service. Service interruptions could reduce our revenues and profits and damage our brand if our system is perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, wars, earthquakes, floods, fires, power loss, telecommunications failures, undetected errors or “bugs” in our software, computer viruses, interruptions in access to our websites through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios.

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

If we experience frequent or persistent system failures on our websites, whether due to interruptions and failures of our own information technology and communications systems or those of third-party service providers we rely upon, our reputation and brand could be severely harmed. The steps we take to increase the reliability and redundancy of our systems are expensive, may reduce our operating margin and may not be successful in reducing the frequency or duration of service interruptions.

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

We may face intellectual property infringement claims and other related claims that could be time-consuming and costly to defend and may result in a material adverse impact over our operations.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property in Internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims. We may be also subject to administrative actions brought by the PRC State Copyright Bureau, and in the most severe scenario criminal prosecution, for alleged copyright infringement, and as a result may be subject to fines and other penalties and be required to discontinue infringing activities. Furthermore, as we expand our operations outside China, we may be subject to claims brought again us in jurisdictions outside China.

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

Although prior court rulings in China have only limited precedential value, the ruling of the High People’s Court of Beijing in the Yahoo! China case seems to suggest that the courts in future cases may place the burden on Internet search providers to remove not only links that have been specifically mentioned in notices of infringement from right holders, but also links they “should have known” to contain infringing content. This interpretation was also adopted in the guidance on Internet related copyright infringement litigations issued by the High People’s Court of Beijing in May 2010. Such an interpretation of the applicable law could subject Internet search providers like us to significant administrative burdens and litigation risks.

We conduct our business operations outside the United States. However, we may be subject to U.S. copyright laws, including the legal standards for determining indirect liability for copyright infringement, by virtue of our listing on the NASDAQ, the ownership of our ADSs or ordinary shares by U.S. residents, the extraterritorial application of U.S. law by U.S. courts or otherwise. In June 2009, a plaintiff filed a copyright infringement lawsuit against us in the U.S. District Court for the Southern District of New York. In December 2009, the court granted our motion to dismiss the complaint on the grounds of insufficient service of process and lack of personal jurisdiction. The plaintiff did not appeal the trial court’s ruling. Despite the above ruling in our favor, we cannot assure you that we will not be subject to lawsuits or other proceedings in the U.S. or elsewhere in the future.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operations of our business. We are currently named as a defendant in a number of copyright infringement suits in connection with our MP3 and other search services. See “Item 8.A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings.” If there is a successful claim of infringement, we may be required to discontinue the infringing activities, pay substantial fines and damages and/or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation and/or any negative publicity by third parties alleging our intellectual property infringement could have a material adverse effect on our business, reputation, financial condition or results of operations. To address the risks relating to intellectual property infringement, we may have to substantially modify, limit or terminate some of our search services. Any such change could materially affect user experience and in turn have a material adverse impact on our business.

We have been and may again be subject to claims based on the content found on our websites or the results in our paid search listings.

In addition to the content developed by ourselves and posted on our websites, our users are free to post information on Baidu Post Bar, Baidu Knows, Baidu Encyclopedia and other sections of our websites, and our P4P customers may create text-based descriptions and other phrases to be used as text or keywords in our search listings. We have been and may continue to be subject to claims for defamation, negligence or other legal theories based on the content found on our websites. Claims for defamation, negligence or other legal theories based on the content found on our websites, with or without merit, may result in diversion of management attention and financial resources and negative publicity on our brand and reputation. See “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings.” Furthermore, if the content posted on our websites contains information that government authorities find objectionable, our websites may be shut down and we may be subject to other penalties. See “— Risks Related to Doing Business in China — Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and subject us to liability for information displayed on or linked to our websites.”

Under PRC advertising laws and regulations, we, as an online advertising service provider, are obligated to monitor the advertising content posted on our websites to ensure that such content is fair and accurate and in compliance with applicable law. In addition, where a special government review is required for specific categories of advertisements before posting, we are obligated to confirm that such review has been performed and approval has been obtained. See “Item 4.B. Information on the Company — Business Overview — Regulation — Regulations on Advertisements.” Our reputation could be hurt and our results of operations could be adversely affected due to penalties imposed on us if advertisements shown on our websites are provided to us by our advertising clients in violation of relevant PRC advertising laws and regulations, or if the supporting documentation and government approvals provided to us by our advertising clients in connection with such advertising content are not complete. Our P4P services are not subject to PRC advertising laws and regulations because PRC laws and regulations and administrative authorities currently do not classify P4P services as a form of online advertising. However, if P4P services are classified as a form of online advertising in the future, we would be obligated to examine the content of our P4P customers’ listings on our websites, as required by PRC advertising laws, and such examination could be very burdensome.

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

In addition, many parties are actively developing and seeking protection for Internet-related technologies, including seeking patent protection. There may be patents issued or pending that are held by others that relate to certain aspects of our technologies, products, business methods or services. For example, we are aware that a patent has been issued in China relating to a method used by a database search system that determines the optimal bidding price for keywords based on an advertiser’s desired place in a search listing. Based on our own analysis and the analysis conducted by a third-party intellectual property agency, we do not believe that our P4P platform infringes this patent because, among other things, our system ranks customers’ links according to a comprehensive ranking index calculated based on both the quality factor of a keyword and the price bid on the keyword. However, the application and interpretation of Chinese patent laws and the procedures and standards for granting patents in China are still evolving and involve uncertainty. We cannot assure you that PRC courts or regulatory authorities would agree with the above analysis. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were sued for patent infringement claims with respect to our P4P platform and were found to infringe such patents and were not able to adopt non-infringing technologies, we may be severely limited in our ability to operate our P4P platform, which would have a material adverse effect on our results of operations and prospects.

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

Our future success depends heavily upon the continuing services of our management team, in particular our chairman and chief executive officer, Robin Yanhong Li. If one or more of our executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Our former chief operating officer and chief technology officer resigned for personal reasons in January 2010, and we have not appointed new chief operating officer or chief technology officer. Competition for management and key personnel is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future.

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

We are subject to risks and uncertainties faced by companies in a rapidly evolving industry.

We operate in the rapidly evolving Internet industry, which makes it difficult to predict our future operating results. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by companies in evolving industries. Some of these risks and uncertainties relate to our ability to:

•	maintain our leading position in the Chinese language Internet search market;

•	offer new, innovative products and services to attract and retain a larger user base;

•	attract additional customers and increase spending per customer;

•	further enhance our brand;

•	maintain the quality of our products and services and continue to develop user and customer loyalty;

•	respond to competitive market conditions;

•	respond to changes in the regulatory environment;

•	manage legal risks, including those associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	attract, retain and motivate qualified personnel and maintain good relations with a young and growing work force;

•	build profitable operations in new markets such as the Japanese Internet search market; and

•	upgrade our technology to support increased traffic and expanded services.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

Our historical growth rate may not be indicative of our future growth rate.

We have experienced substantial growth in recent years. Our total revenues and net income grew at a compound annual growth rate, or CAGR, of 75.3% and 84.9%, respectively, from 2006 to 2010. Our growth was driven in part by the growth in China’s Internet and online marketing industries, which may not be indicative of future growth or be sustainable. Our past growth rate may not be indicative of our future growth rate.

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

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected figures. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Any of the risk factors listed in this “Risk Factors” section, and in particular the following risk factors, could cause our operating results to fluctuate from quarter to quarter:

•	general economic conditions in China and economic conditions specific to the Internet, Internet search and online marketing;

•	our ability to continue to attract users to our websites;

•	our ability to attract additional customers and increase spending per customer;

•	the announcement or introduction of new or enhanced products and services by us or our competitors;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;

•	the results of our acquisitions of, or investments in, other businesses or assets;

•	PRC regulations or government actions pertaining to activities on the Internet, including music, video, news, gambling, online games and other forms of entertainment, or otherwise affecting our online marketing customers;

•	unforeseen events, such as negative publicity arising from reports by influential media outlets and other sources and labor disputes; and

•	geopolitical events, natural disasters or epidemics.

Because of the rapid growth of our business, our historical operating results may not be useful to you in predicting our future operating results. Our user traffic tends to be seasonal. For example, we generally experience less user traffic during public holidays and other special event periods in China. In addition, advertising and other marketing spending in China has historically been cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. Our rapid growth has lessened the impact of the cyclicality and seasonality of our business. As we continue to grow, we expect that the cyclicality and seasonality in our business may cause our operating results to fluctuate.

A severe and prolonged global economic recession and the corresponding slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

The world economy is still recovering from the recent global financial crisis. While the Chinese economy has recovered more quickly than some other major economies, it still faces challenges. The long-term effects of the stimulus plans and other measures implemented by the Chinese government since 2008 remain to be seen. Since we derive most of our revenues from online marketing customers in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business, operating results and financial condition in a number of ways. For example, our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from such customer.

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

As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic acquisitions of businesses, assets and technologies that complement our existing business. For example, we acquired certain intangible assets, including domain name, software, trademark, customer relationships and non-competition agreements, in 2009 and 2010. We may make other acquisitions in the future if suitable opportunities arise. Acquisitions involve uncertainties and risks, including:

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

In addition, there are certain risks inherent in doing business internationally, including:

•	difficulties in developing, staffing and simultaneously managing a foreign operation as a result of distance, language and cultural differences;

•	longer customer payment cycles;

•	currency exchange rate fluctuations;

•	political or social unrest or economic instability;

•	unanticipated changes in laws or regulations;

•	severe natural disasters, such as the recent earthquake and tsunami in Japan; and

•	potentially adverse tax consequences.

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

We also rely primarily on China Telecommunications Corporation, or China Telecom, and China United Network Communications Group Company Limited, or China Unicom, to provide us with data communications capacity primarily through local telecommunications lines and Internet data centers to host our servers. We have entered into contracts with various local branches or subsidiaries of China Telecom and China Unicom to obtain data communications capacity. We have limited access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of China Telecom and China Unicom, or if these companies otherwise fail to provide such services. In 2009, due to connection failures at a China Telecom Internet data center that hosted our servers, we were unable to provide service for a total of approximately eight hours. Any unscheduled service interruption could damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by China Telecom and China Unicom. If the prices that we pay for telecommunications and Internet services rise significantly, our gross margins could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our user traffic may decrease, which in turn may harm our revenues.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We have been subject to these requirements since the fiscal year ended December 31, 2006.

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2010. See “Item 15. Control and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective in all material aspects. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have limited business insurance coverage.

The insurance industry in China is still at a relatively early stage of development. Insurance companies in China offer limited business insurance products. We do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption may result in our incurring substantial costs and the diversion of our resources.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health subsequently reported several hundred deaths caused by the influenza A (H1N1). Any outbreaks of avian influenza, SARS, the influenza A (H1N1) or other adverse public health developments in China may have a material adverse effect on our business operations. For instance, health or other government regulations adopted in response to an epidemic or outbreak may require temporary closure of Internet cafes, where many users access our websites, or of our offices. Such closures would severely disrupt our business operations and adversely affect our results of operations.

Risks Related to Our Corporate Structure

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in such PRC laws and regulations or changes in interpretations thereof may materially and adversely affect our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with our affiliated Chinese entities, namely, Beijing Baidu Netcom Science Technology Co., Ltd., or Baidu Netcom, Beijing Perusal Technology Co., Ltd., or Beijing Perusal, Beijing BaiduPay Science and Technology Co., Ltd., or BaiduPay, Baidu HR Consulting (Shanghai), Co., Ltd. or Baidu HR, and their respective shareholders. We and our PRC subsidiaries, Baidu Online Network Technology (Beijing) Co., Ltd., or Baidu Online, Baidu (China) Co., Ltd., or Baidu China, Baidu.com Times Technology (Beijing) Co. Ltd., or Baidu Times and Baidu International Technology (Shenzhen) Co., Ltd., or Baidu International, are considered foreign persons or foreign-invested enterprises under PRC foreign investment related laws. As a result, we and our PRC subsidiaries are subject to PRC legal restrictions on foreign ownership of Internet, online advertising and employment agency businesses. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

The PRC government has broad discretion in determining penalties for violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. We cannot predict the effect of the interpretation of existing or new PRC laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future PRC laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. Any of these or similar occurrences could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.

If the PRC government were to classify P4P services as a form of online advertising or as part of Internet content provider services, we may have to conduct our P4P business through Baidu Netcom, which would increase our effective tax rate, and we might be subject to sanctions and required to pay delinquent taxes.

PRC laws and regulations and administrative authorities currently do not classify P4P services as a form of online advertising or as part of ICP services requiring an ICP license. We conduct our P4P business through our subsidiaries in the PRC, none of which has the qualification to operate online advertising business or holds an ICP license. However, we cannot assure you that the PRC government will not classify P4P services as a form of online advertising or as part of ICP services in the future. If new regulations characterize P4P services as a form of online advertising or as part of ICP services, we may have to conduct our P4P business through Baidu Netcom, which is qualified to operate online advertising business and holds an ICP license. This would increase our consolidated effective tax rate for two reasons. First, advertising revenues generated by Baidu Netcom are subject to a 3% construction fee for culture undertakings in addition to the 5% business tax. Second, Baidu Netcom is currently subject to a 25% enterprise income tax rate, as compared to the lower preferential enterprise income tax rates that our PRC subsidiaries are subject to as of the date of this annual report. Baidu Netcom has applied for the status of “High and New Technology Enterprise”, which, if approved, may reduce the enterprise income tax rate to 15%. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Taxation” for more information on PRC business and enterprise income tax as applicable to our subsidiaries and affiliated entities in the PRC. Moreover, if the change in classification of P4P services were to be retroactively applied, we might be subject to sanctions, including payment of delinquent taxes and fines. In addition, the classification of P4P services as a form of online advertising could subject us to an obligation to examine the content of listings of our P4P customers on our websites and the associated risks. See “— Risks Related to Our Businesses — We may be subject to claims based on the content found on our websites or the results in our paid search listings.” Such examinations could be burdensome and increase our operating costs and expenses. Any change in the classification of P4P by the PRC government may significantly disrupt our operations and materially and adversely affect our business, results of operations and financial conditions.

In order to comply with PRC laws and regulations limiting foreign ownership of Internet, online advertising and employment agency businesses, we conduct our ICP, online advertising and employment agency businesses through our consolidated affiliated entities in China by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be adversely affected.

The PRC government restricts foreign investment in Internet, online advertising and employment agency businesses. Accordingly, we operate our websites and our online advertising business in China through four consolidated affiliated entities in China. Three of these entities, Baidu Netcom, Beijing Perusal and Baidu HR, are each owned by individuals designated by us. The other consolidated affiliated entity, BaiduPay, is owned by Baidu Netcom and an individual designated by us. All of the individual shareholders of these entities are PRC citizens. We have contractual arrangements with our consolidated affiliated entities and their individual shareholders that allow us to substantially control these entities. We cannot assure you, however, that we will be able to enforce these contracts.

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

Since PRC law restricts foreign equity ownership in Internet and online advertising companies in China, we operate our ICP, online advertising and employment agency businesses through our consolidated affiliated entities in China. We have no equity ownership interest in any of these entities and must rely on contractual arrangements to control and operate such businesses. These contractual arrangements may not be as effective in providing control over these consolidated affiliated entities as direct ownership. For example, these entities could fail to take actions required for our business or fail to maintain our websites despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, which may not be effective. In addition, we cannot assure you that any of their respective individual shareholders would always act in our best interests.

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

As of the date of this annual report, we have made long-term loans in an aggregate principal amount of RMB160.0 million (US$24.2 million) to the individual shareholders of our consolidated affiliated entities. We extended these loans to enable the shareholders to fund the initial capitalization of these entities and, in the case of Baidu Netcom, subsequent increases in its registered capital. As of the date of this annual report, all of the registered capital of our consolidated affiliated entities in China has been fully funded. We may in the future provide additional loans to the individual shareholders of our consolidated affiliated entities in China in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans will depend on the profitability of these consolidated affiliated entities and their operational needs, which are uncertain.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Most of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are affected by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past three decades, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition. In addition, stimulus measures designed to boost the Chinese economy during the recent global financial crisis may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets.

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

PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past three decades. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. For example, China enacted the Anti-Monopoly Law, which became effective on August 1, 2008. Because the Anti-Monopoly Law and the related regulations are still new, and there have been very few court rulings and no judicial or administrative interpretations on certain key concepts used in the law, it is uncertain how the implementation and enforcement of the Anti-Monopoly Law and the related regulations would affect our business. Another example would be the Tort Liability Law that became effective on July 1, 2010. In accordance with the Tort Liability Law, where an Internet service provider is informed or knows that an Internet user is infringing other persons’ rights and interests through its Internet service but fails to take necessary actions, it shall be jointly and severally liable with the Internet user as to the damages suffered by the right holders as a result of the infringing activity known to the Internet service provider. Since the Tort Liability Law was newly enacted, the interpretation of its applicability and enforceability on Internet search providers remain uncertain, thus we are not sure how it would affect our business. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

limitation an Internet news license, which is issued by the State Council News Office, an Internet culture business permit, which is issued by the Ministry of Culture, an audio/video program transmission license, which is issued by the State Administration of Radio, Film and Television, an Internet publication business license, which is issued by the General Administration of Press and Publication, an online game virtual currency issuance or trading license, which is issued by the Ministry of Culture, and a surveying and mapping qualification certificate for Internet map services, which is issued by the State Bureau of Surveying and Mapping. Failure to obtain or renew permits and license necessary for our operations may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

Baidu Netcom, our PRC affiliated entity that holds the ICP license necessary to conduct our business in China, received a letter from the MIIT requiring self-assessment and responded timely to the letter. In order to comply with the notice described above, we have transferred certain domain names primarily used in our business to Baidu Netcom, Beijing Perusal and Baidu HR, respectively. In addition, we are in the process of transferring certain trademarks, including pending trademark applications made by Baidu Online, to Baidu Netcom, Beijing Perusal and Baidu HR, respectively.

The GAPP Notice published on September 28, 2009 restates the general principle set forth in recently promulgated regulations that foreign investment is not permitted in Internet game operating businesses in China. The GAPP Notice prohibits foreign investors from participating in Internet game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. We offer online games provided by our game operator partners on our website. If the past or current ownership structures, contractual arrangements and businesses of our company, Baidu Netcom is found to be in violation of any existing or future PRC laws or regulations, including the MII Notice and the GAPP Notice, the relevant regulatory authorities would have broad discretion in dealing with such violations.

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

The People’s Bank of China published Measures Concerning Payment Services by Non-financial Institutions, or the Payment Measures, on June 14, 2010, which took effective from September 1, 2010 and its implementation rules on December 1, 2010, which took effect on December 1, 2010. According to the Payment Measures and its implantation rules, non-financial institutions that have been providing monetary transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid card or bank card, and other payment services as specified by the People’s Bank of China, shall be required to obtain a license from the

People’s Bank of China prior to September 1, 2011, in order to continue providing monetary transfer services. It may be necessary for us to obtain such license to engage in our online payment business. We are in the process of applying for the license, but we cannot assure you that we will be able to obtain it before September 1, 2011, or at all.

On April 16, 2009, the People’s Bank of China issued a notice regarding the payment and settlement business carried out by non-financial institutions, or the 2009 PBOC No. 7 Notice. The 2009 PBOC Notice requires non-financial institutions established before April 16, 2009 engaging in payment and settlement business to register with the People’s Bank of China before July 31, 2009. According to the 2009 PBOC Notice, such registration shall not be interpreted as a “permit” granted by the People’s Bank of China. Rather, such registration serves the purposes of providing a basis for future policy making by the authorities.

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

On June 3, 2010, the Ministry of Culture issued the Interim Regulations for the Administration of Online Games, or the Interim Administration of Online Games, which took effect on August 1, 2010. This regulation applies to business activities relating to online game development and operation, and virtual currencies issuance and trading. Pursuant to this regulation, all imported online games shall be subject to the approval of the Ministry of Culture and all domestic online games shall be filed with the Ministry of Culture within thirty days after the operation of such domestic online games. This regulation also provides that the business entities engaged in the issuance or trading of virtual currencies for online games are required to obtain the Online Culture Operating Permit, which specifies the corresponding business scope, prior to their online game operation. We offer online games provided by our game operator partners and issue online game virtual currencies on our website. Baidu Netcom has obtained the Online Culture Business Permit for issuing online game virtual currency.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business.

A notice issued by the PRC Ministry of Culture in August 2009 may significantly affect our MP3 search services.

On August 26, 2009, the PRC Ministry of Culture promulgated the Notice on Strengthening and Improving the Content Review of Online Music, which is dated August 18, 2009. Among other things, this notice provides that only “Internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. We hold an Internet culture business permit granted by the Ministry of Culture, which allows us to engage in “Internet culture activities” as defined in the relevant regulations promulgated by the Ministry of Culture. See “Item 4.B. Information on the Company — Business Overview — Regulation — Regulations on Internet Culture Activities.” However, we cannot assure you that the third-party music websites that our MP3 search services link to are operated by Internet culture operating entities approved by the Ministry of Culture. If the enforcement of this notice leads to the closure of a large number of music websites in China, the experience of the users of our MP3 search services could be adversely affected, which could in turn negatively affect our traffic. According to an interpretation of this notice subsequently posted on the Ministry of Culture’s website, entities that provide direct links to online music products must ensure that music products disseminated by them in such manner have passed the content review by the Ministry of Culture. It remains unclear how certain aspects of this notice will be implemented. If we are deemed by the Ministry of Culture to have failed to fully comply with the requirements of this notice, we could be subject to administrative penalties, including an order to stop providing links to certain music products, fines, or confiscation of income derived from activities deemed in violation of the notice. Any of these occurrences could materially and adversely affect our business and results of operations.

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

In addition, under the EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from the disposition of assets (after deducting the net value of such assets) by such foreign enterprise investor, shall be subject to a 10% withholding tax unless such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The British Virgin Islands, where Baidu Holdings Limited, the direct parent company of our PRC subsidiary Baidu Online, is incorporated, does not have such a tax treaty with China. Baidu (Hong Kong) Limited, which directly owns our PRC subsidiaries Baidu China and Baidu Times, was incorporated in Hong Kong. Hong Kong has a tax treaty with China that provides for a 5% withholding tax under certain conditions. However, if Baidu (Hong Kong) Limited is not considered to be the beneficial owner of dividends paid to it by Baidu China and Baidu Times under a tax notice promulgated on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%. See “Item 5.A. Operating and Financial review and Prospects — Operating Results — Taxation — PRC Enterprise Income Tax.”

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

Under PRC tax laws, dividends payable by us and gains on the disposition of our shares or ADSs may be subject to PRC taxation.

If we are considered a PRC resident enterprise under the EIT Law, our shareholders and ADS holders who are deemed non-resident enterprises may be subject to the EIT at the rate of 10% upon the dividends payable by us or upon any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from China, provided that (i) such foreign enterprise investor has no establishment or premises in China, or (ii) it has establishment or premises in China but its income derived from China has no real connection with such establishment or premises. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, or if any gains realized from the transfer of our shares or ADSs by our non-PRC enterprise shareholders and ADS holders are subject to the EIT, your investment in our shares or ADSs could be materially and adversely affected.

Furthermore, if we are considered a “resident enterprise” and relevant PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares to be income derived from sources within the PRC, such dividends and gains earned by non-resident individuals may be subject to PRC individual income tax at a rate of 20%. If we are required under PRC tax laws to withhold PRC income tax on dividends payable to our non-PRC investors that are non-resident individuals or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

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

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 and were later amended on June 22, 2009. Among other things, this regulation established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of this regulation to complete such transactions could be time-

consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Between July 21, 2005 and March 25, 2011, the RMB appreciated by approximately 26.2% against the U.S. dollar, although the pace of appreciation was uneven during the period. It is difficult to predict how the RMB exchange rates may change in the future.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in Internet search and online marketing markets;

•	changes in the operating performance or market valuations of other Internet search or Internet companies;

•	announcements by us or our competitors or other Internet companies of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	intellectual property litigation; and

•	general economic or political conditions in China or elsewhere in the world.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Based on the market price of the ADSs and our ordinary shares, the composition of our income and assets and our operations, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2010. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2011 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The future value of our assets is generally determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10.E. Additional Information — Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

On August 5, 2005, we listed our ADSs on The Nasdaq National Market (later renamed The Nasdaq Global Market) under the symbol “BIDU.” We and certain selling shareholders of our company completed the initial public offering of 4,604,224 ADSs, each then representing one Class A ordinary share, on August 10, 2005. On May 12,

2010, we effected a change of the ADS to Class A ordinary share ratio from 1 ADS representing 1 Class A ordinary share to 10 ADSs representing 1 Class A ordinary share. The ratio change has the same effect as a 10-for-1 ADS split. Our ADSs currently trade on The Nasdaq Global Select Market.

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

We established Baidu Japan, a subsidiary in Japan, in December 2006. We formally launched the Japanese search service in January 2008 and now have three subsidiaries in Japan.

In November 2010, we established our subsidiary Baidu USA LLC, or Baidu U.S., a research and development facility controlled by Baidu Japan Inc. Baidu U.S. is currently in its start-up stage.

B.	Business Overview

We are the leading Chinese language Internet search provider. As a technology-based media company, we aim to provide the best way for people to find information. In addition to serving Internet search users, we provide an effective platform for businesses to reach potential customers. According to a market survey announced by iResearch Consulting Group, a third-party market research firm, our search engine Baidu.com accounted for 80.3% of the total Chinese language web search market in China in 2010, as measured by the number of Chinese language web search requests handled. According to Alexa.com, our Baidu.com website was the largest website in China, as measured by user traffic during the three-month period ended December 31, 2010.

In January 2008, we formally launched our Japanese search services at Baidu.jp, run by Baidu Japan. Our Japanese search services enable users to find relevant information online, including web pages, images, multimedia files and documents, etc., through links provided on our websites.

We conduct our current operations primarily in China, while our revenues generated from international operations are insignificant. Revenues generated from our operations in China accounted for approximately 99.9% in 2008, 99.9% in 2009 and 99.8% in 2010 of our total revenues.

We serve three types of online participants:

Users.  We primarily offer a Chinese language search platform on our website Baidu.com as well as a Japanese language search platform on our website Baidu.jp. We provide Chinese language Internet search services to enable users to find relevant information online, including web pages, news, images, documents and multimedia files, through links provided on our websites.

Customers.  We design and deliver our online marketing services primarily on our Baidu.com website to our online marketing customers to whom we provide one or more forms of our online marketing services. In 2010, we had approximately 412,000 active online marketing customers. Our online marketing customers consist of SMEs throughout China, large domestic corporations and Chinese divisions or subsidiaries of large, multinational corporations. We have a diverse customer base in terms of industries and geographical locations. The industries in which our customers operate include medical, machinery, education, software and online games, tourism and ticketing, transportation, franchising, business services, electronic products, information technology services, financial services, construction and decoration, household appliances, and other industries. Customers in the top five industries contributed approximate 50% of our total online marketing revenues in 2010. Although we have customers located throughout China, we have a more active and larger customer base in coastal regions, reflecting the current general economic demographics in China.

Baidu Union Members.  Baidu Union consists of a large number of third-party web content and software providers. Baidu Union members can display on their properties our customers’ promotional links that match the content of such members’ properties. Some Baidu Union members also incorporate a Baidu search box or toolbar into their websites. Users of Baidu Union members’ websites can conduct search via the Baidu search box or toolbar and can click on our customers’ promotional links located on Baidu Union members’ properties. Our relationships with Baidu Union members allow them to provide high-quality and relevant search results to their users without the cost of building and maintaining advanced search capabilities in-house. Moreover, our Baidu Union members can monetize their traffic and content through revenue sharing arrangements with us, which are based on the number of click-throughs from their users on our customers’ promotional links. The click-throughs can be either on our customers’ promotional links reached through the Baidu search box or toolbar located on the Baidu Union members’ websites or directly on our customers’ promotional links located on the Baidu Union Members’ properties. We adopted the differential revenue sharing policy in 2010, under which the Baidu Union members who bring higher quality and more relevant click-throughs are awarded with higher revenue sharing ratio. We also closely monitor the effectiveness of our promotional campaigns to recruit additional Baidu Union members. As a result, the number of Baidu Union members that contributed revenues to us increased by approximately 11.8% in 2010.

Products and Services for Users

We focus on offering products and services that enable our users to find relevant information quickly and easily. We offer the following products and services at Baidu.com to users free of charge. Some of these products and services are also available at m.baidu.com and wap.baidu.com, our websites for users who access our services through mobile devices, including wireless application protocol (WAP) enabled mobile phones. We organize our products and services for users into eight categories, namely, search products and web directory, search-based community products, Baidu mobile search and related products, products and tools for website owners and customers, e-commerce and entertainment products, software and related search products and other products and services.

Search Products and Web Directory

Baidu Web Search.  Baidu’s web search allows users to locate information, products, applications and services using Chinese language search queries. Through our search proprietary technology, we build and continuously refine a large database of Chinese synonyms and closely associated phrases, which is essential for accurate and efficient execution of Chinese language searches. The Baidu.com home page prominently features a search box that is designed not only to load quickly but also user-friendly. After entering a search query, users are generally presented with a list of search results, which may include our customers’ links marked as sponsored links. Users can then access the desired websites by clicking on the hypertext links displayed in the search results.

In addition to providing access to billions of indexed Chinese language web pages, we have integrated additional features into our web search that help users find information more easily. The Baidu web search includes features such as:

•	Related Search — provides alternative search terms based on the original queries to help users find relevant web pages quickly.

•	Search in Results — enables users to conduct additional searches within the initial search results.

•	Search Term Suggestion — Displays a list of suggested search terms as the user inputs words into the search box.

•	Search by Chinese Phonetics (Pinyin) — enables users to conduct quick searches by entering Chinese phonetics with letters of the English alphabet instead of Chinese characters.

•	Spell Checker — suggests alternate search terms when a search appears to contain misspellings or typing errors.

•	Advanced Search — enables users to create more focused queries by employing techniques such as narrowing results to specified words or phrases, document formats, geographic regions, time frames or websites.

•	Snapshots — provides snapshots of web pages taken when the pages were indexed, allowing users to view web pages that cannot be quickly or easily opened.

•	Stock Quotes — provides links to stock information of companies listed on the stock exchanges in China and the U.S.

•	Weather, Train and Flight Schedules — enables users to check weather, domestic train and flight schedules as well as schedules of international flights departing from or arriving in China.

•	Official Customer Service Contact Information — enables users to quickly find updated customer service phone numbers of various service providers and companies in China.

•	Products and Shops — provides a list of qualified B2C shops and products to help users identify suitable products.

•	Recruitment Information — provides users with a list of potential employment opportunities.

•	News, Knows, Post Bar, MP3, Images, Video, Map, Doc and Space Information — displays search results from other Baidu products including Baidu News, Baidu Knows, Baidu Post Bar, Baidu MP3 Search, Baidu Image Search, Baidu Map, Baidu Wenku and Baidu Video Search.

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

Baidu MP3 Search.  Baidu MP3 Search provides algorithm-generated links to songs and other multimedia files available on the Internet. Users can also sort Baidu MP3 Search links by various categories, including lists of top songs and artists, which are updated automatically, generally every week, based on the number of clicks. On the Baidu MP3 Search site, we and more than 280 content providers, including some music labels, jointly offer Baidu Music Debut, a channel that offers users the latest new singles from artists of these labels in streaming format. Another channel of the Baidu MP3 Search site is Baidu Online Radio Alliance, which provides users with live radio programs from around 40 national and regional broadcasters.

Baidu Image Search.  Baidu Image Search enables users to search millions of images on the Internet. Baidu Image Search offers advanced features, such as search by image size, color or image file type. Image listings are organized by various categories which are updated automatically through algorithms. In addition to searching images by term queries, Baidu Image Search also allows users to search information on an image or search other similar images by allowing users to upload an image or entering its uniform resource locator (URL).

Baidu Video Search.  Baidu Video Search enables users to search for and access through hyperlinks online video clips that are hosted on third parties’ websites.

Baidu Web Directory.  Baidu Web Directory enables users to browse and search through websites that have been organized into categories. We also operate Hao123.com, a popular Chinese web directory navigation site in China.

Baidu Map Search.  We offer Baidu Map Search using our self-developed geographic information system (GIS) platform, aiming at enriching our users’ navigation experience. Baidu Map Search enables users to search online maps of over 340 large and medium sized cities in China. Users have the option to type search terms into a single search box to find a particular place, points of interest, such as restaurants, hotels, schools, banks, etc., near a particular place, or get driving directions and public transportation routes.

Baidu Dictionary.  Baidu Dictionary provides users with lookup and text translation services between Chinese and English.

Baidu Frequently Used Information Search.  Baidu Frequently Used Information Search enables users to quickly search certain frequently used information, e.g., weather, map, train and flight schedules, television schedules, stock prices, etc.

Search-based Community Products

Baidu Post Bar.  Baidu Post Bar provides users with a query-based searchable community to exchange views and share knowledge and experience. The community can be further expanded by users posting new topics that have not been covered in the community before. In Baidu Post Bar, users can search, read and browse Internet message boards and post messages to other members of the community. Baidu Post Bar covers a broad range of topics and interest areas, such as society, technology, sports, entertainment and fashion. It also provides video-sharing capabilities, which allow users to post and share video clips in Baidu Post Bar online communities.

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

Baidu Wenku.  Baidu WenKu is an online document sharing platform, through which any registered users of our Baidu.com website can search, browse or read, by categories, documents in various formats such as Microsoft WORD, PDF, Microsoft Excel, etc. Baidu Wenku also allows registered users to upload to and download from this user-created documents database.

Baidu Search and Store.  We offer Baidu Search and Store, a free online bookmarking service that allows registered users to bookmark, store and organize website links in an online space and conduct searches within the bookmarked websites.

Baidu Experience.  Baidu Experience is a platform where users can share their experience with others by inputting their observations and knowledge following a predetermined format.

Baidu NearYou.  We offer Baidu NearYou, an online location-based service information sharing platform, which allows users to stay in touch with what is happening in their immediate vicinities. Users can find, share information on and comment on restaurants, hotels, shopping events, entertainment centers, sporting facilities, recreational destinations, etc., at a location of interest. Baidu NearYou currently covers 368 large and medium sized cities in China.

Baidu Mobile Search and Related Products.

Baidu Mobile Search.   Baidu Mobile Search enables users to access our search and community-based products and services such as Baidu News, Baidu Post Bar, Baidu Knows and Baidu Map Search using mobile devices, including WAP-enabled mobile phones. Baidu Mobile Search supports voice activated search to better serve users of mobile devices. In addition, by minimizing graphics and interactive contents, Baidu Mobile Search offers a user friendly and productive mobile Internet search experience. In May and October 2009, we entered into arrangements with China Telecom and China Unicom, two mobile carriers in China, respectively, to provide mobile search for their 3G mobile service subscribers. Under these arrangements, our mobile search service will be embedded in the mobile carriers’ selected 3G phone modules. Their mobile subscribers will be able to use the pre-installed applications to access various Baidu products and services available to mobile phone users.

Baidu Palm.  Baidu Palm is a user-end software product designed specifically for mobile phone users. By downloading and installing Baidu Palm, mobile phone users can access various Baidu products including Baidu

Web Search, Baidu News, Baidu Map Search, Baidu Post Bar and Baidu Knows without the need to make multiple registrations.

Baidu Mobile Phone Input Method.  Baidu Mobile Phone Input Method is another user-end software product, which supports multiple methods of inputting Chinese characters on mobile phones. It is designed to allow mobile phone users to conduct searches more efficiently.

Baidu Mobile QuickSearch.  Baidu Mobile QuickSearch is an end-user search application that runs locally on mobile devices. Baidu Mobile QuickSearch keeps users informed with news, popular phrases, websites, pictures and novels. It is optimized for mobile devices with efficient size and technology to minimize data consumption during search.

Baidu Mobile Map.  Baidu Mobile Map is an end-user search application that runs locally on mobile devices. In addition to Baidu Map Search functions, Baidu Mobile Map supports the “Locate Me” feature and points of interest searches based on the user’s current location. Users can also find real-time traffic information and share search results with others via text messages or multimedia messaging.

Products and Services for Websites and Enterprises

Baidu Open Platform.  Baidu Open Platform is a platform, offered at open.baidu.com and app.baidu.com, aiming at providing one-stop online service by intelligently identifying users’ demands before providing optimized treatments and responses. Content providers and developers could surrender their contents and applications to Baidu and the contents and applications could be presented directly in Baidu’s search result pages for users to access easily without being directed to other website links.

Baidu Statistics.  Baidu Statistics, previously named as Baidu Holmes, is a platform that helps our online marketing customers to evaluate the effect of our online marketing solutions by providing various data and analyses that could be used to monitor return on investments. Baidu Union members and other website owners can also benefit from Baidu Statistics in better managing their websites through the data and analyses provided by this platform.

Baidu Ads Manager.  Baidu Ads Manager is a platform through which website owners could manage promotional links or ads on their websites in an efficient way.

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

E-commerce and Entertainment Products

Baidu Youa.  In October 2008, we launched Baidu Youa, a consumer-oriented e-commerce platform. Through Baidu Youa, merchants can sell their products and services at Baidu-registered stores. Merchants and consumers can use a Baidu-branded online payment system, BaiduPay, to send and receive payments. In addition to possessing the features and functions of traditional consumer-to-consumer (C2C) online trading platforms, Baidu Youa focuses on providing consumers with rich and relevant information about the products or services that they are interested in, such as detailed description of product or service features, comparison of similar products or services, user reviews, and public and professional reviews available on the Internet. Baidu Youa’s services are supported by a constantly updated database of merchandise information.

In 2010, we integrated our life search product with Youa, to create the new Youa Life to provide local service information, hence making it easier for the users to locate products and services that meet their criteria.

Baidu Games.  Baidu Games is a channel where registered users can play web games provided by our online game operator partners without downloading any client-end applications.

Baidu Entertainment.  Baidu Entertainment is an online channel devoted exclusively to entertainment-related news and content. Users can search and browse through news, interviews and other information relating to specific stars, movies, television series and music.

Software and Related Search Products

Baidu Hi.  Baidu Hi is our instant messaging service. In addition to the major instant messaging functions of chat, grouping, and personalization, Baidu Hi also integrates the search services, online communities and various other features that we provide.

Baidu Toolbar and Baidu Companion.  Baidu Toolbar and Baidu Companion are free, downloadable software which, once installed, show up on a browser’s tool bar and makes our search function and some specific search capabilities readily available on every web page that a user browses.

Baidu TT Player.  Baidu TT Player is a software client that enables users to play back multi-format audio files.

Baidu Software Search.  Baidu Software Search allows users to search downloadable software for computers and mobile devices, as well as choose software by categories, e.g., games, social networking and utilities.

Baidu Input Method Editor.  Based on our search technology, we have developed Baidu Input Method Editor, an intelligent input method editor for users of non-mobile device, which adapts to the ever evolving Chinese language through analyzing popular search terms. Baidu Input Method Editor also accommodates mixed use of Chinese and English language without having to switch input methods.

Baidu Computer Manager.  Baidu Computer Manager, developed in cooperation with an anti-virus vendor, provides an antivirus function and allows users to locate and download commonly used software easily, and to upgrade and uninstall software on their computers easily. Baidu Computer Manager offers a list of available software and a one-click install function in addition to a download tool.

Baidu Player.  We have developed Baidu Player, an audio and video player using the streaming media technology. Baidu Player enables users to play multimedia files of various popular formats online, as well as multimedia files on their computers off-line.

BaiZip.  BaiZip is a free zip utility for file compression and encryption, allowing users to zip and unzip files of data compression and archive formats such as 7Z, ZIP, TAR and BAI, a new format created by Baidu. Users can also use BaiZip to unzip files of many other commonly used data compression and archive formats in addition to the ones listed above.

Other Products and Services

Baidu Senior Citizen Search.  In October 2009, we launched a new version of web search specifically designed for senior users. Supported by Hanvon, Baidu Senior Citizen Search allows users to handwrite search terms in Chinese by moving around the mouse and produce search results more tailored to senior users’ interests and experiences. It also selects websites that may be of interest to senior users and organizes these into categories and subjects.

Baidu Search for Visually Impaired.  Baidu Blind Search is designed to assist visually impaired users to conduct a more effective search by removing certain advertisement, images and other content that may interrupt with the functioning of viewing software used by visually impaired users.

Baidu University Search.  Baidu University Search allows users to search information on or browse through the websites of specific universities in China.

Baidu Blog Search.  We offer Baidu Blog Search, which allows users to search Chinese language blogs on the Internet.

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

Baidu Book Search.  Through collaboration with a number of partners in book publishing and distribution, we offer Baidu Book Search, which allows users to search for and view information relating to specific books, such as title, author, publisher, price, brief introduction and table of contents. Due to copyright reasons, Baidu Book Search does not provide the full text of books.

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

Products and Services by Affiliated or Cooperative Websites

Qiyi Internet TV.  Qiyi Internet TV allows users to search, watch for free copyrighted movies, television series, cartoons, variety shows and other programs. The programs are provided by content providers under licensing arrangements.

Baidu Leju.  Baidu Leju is a real estate information search platform jointly developed by Baidu and China Real Estate Information Corporation, or CRIC, a leading provider of real estate information, consulting and online services in China. Baidu Leju is designed to provide Chinese Internet users with comprehensive, timely information relating to the real estate markets throughout China. Under the cooperation agreement entered into between Baidu and CRIC in May 2010, CRIC has the exclusive right to build and operate Baidu’s web channels related to real estate and home furnishing, including http://house.baidu.com, http://leju.baidu.com and http://jiaju.baidu.com.

Baidu Sky.  Baidu Sky is a platform through which our users can browse and download software. We also cooperate with telecommunication operators and websites to build mirrored software platforms of Baidu Sky for users.

Rakuten Mall.  Rakuten Mall is a business-to-business-to-consumer (B2B2C) online shopping mall jointly developed by Baidu and Rakuten, Inc., which provides Chinese Internet users with high-quality merchandise from well-known Chinese and foreign brands as well as SMEs at competitive prices.

Japanese Products and Services

Baidu Japanese Products.  In January 2008, we launched our Japanese search services at Baidu.jp, run by our Japanese subsidiary, Baidu Japan. Our Japanese search services currently offer Web Search, Image Search, Video Search and Post Bar as well as Baidu WenKu, named as Baidu Library in Japan, which is an online document sharing platform. In addition, we provide Mobile Search service in Japan and Baidu Type, a Japanese input method for PC users.

Products and Services for Customers

We focus on providing customers with cost-effective and targeted marketing solutions. We generate almost all of our revenues from online marketing services, including online marketing services based on search queries, online marketing services based on contextuals, online marketing services based on search behaviors of Internet users, online marketing services of display placements and online marketing services of other forms. Our online marketing services generally comprise text links, images, multimedia files and interactive forms.

Online Marketing Services Based on Search Queries

Online marketing services based on search queries are keyword-based marketing services targeted to and triggered by Internet users’ search queries, which includes our P4P services as well as other online marketing services based on search queries, for example, Brand-Link. A P4P customer pays us only when users click on one of its website links on Baidu search result pages or Baidu Union members’ properties while a Brand-Link customer pays us based on the duration of the placement on Baidu search result pages. Users could reach our P4P sponsored links via either mobile devices or non-mobile devices.

P4P.  Our auction-based P4P services enable our customers to bid for priority placement of their links in keyword search results. We believe we were the first auction-based P4P service provider in China. Our P4P platform enables our customers to reach users who search for information related to their products or services. Customers may use our automated online tools to create text-based descriptions of their web pages and bid on keywords that trigger the display of their web page information and link. Our P4P platform features an automated online sign-up process that allows customers to activate their accounts at any time.

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

We also offer certain customers value-added consultative services that help to maximize their return on investment, including keyword suggestions, account management and performance reporting.

In December 2009, we switched from our previous auction-based online marketing system, which we refer to as Online Marketing Classic Edition, to our new online marketing system, Phoenix Nest. Through an enhanced algorithm that generates more relevant advertisements and provides customers with additional tools and information to help them better manage their spending and achieves higher ROI, Phoenix Nest is designed to improve relevance in paid search and increase value for customers, thus driving monetization efficiency. We are committed to programs designed specifically to retain existing customers and to attract new customers, however, there is no assurance that we will be able to retain existing customers or continuously attract new customers to use it. See “Item 3.D. Risk Factors — Risks Related to Our Business — If we fail to retain existing customers or attract new customers for our online marketing services, our business and growth prospects could be seriously harmed.”

Brand-Link.  We offer a brand advertising service, Brand-Link. When Internet users conduct a keyword search using brand names of our customers who subscribe to our Brand-Link services, the search will generate a wide range of brand-specific content, including news reports, promotional announcements, product information and marketing campaigns.

Online Marketing Services Based on Contextuals

Online marketing services based on contextuals refer to our Network Marketing services. Using our ProTheme contextual promotion technology, we offer Network Marketing, a service that enables our customers’ promotional links to be displayed on both Baidu web pages and Baidu Union members’ web pages where the customers’ links are relevant to the subject and content of such web pages. We generate revenues from our Network Marketing service based on the number of clicks on our customers’ links and share the revenues with our Baidu Union members for displaying our customers’ promotional links on Baidu Union members’ web pages in accordance with pre-agreed terms.

Online Marketing Services Based on Search Behaviors of Internet Users

Online marketing services based on search behaviors of Internet users include, among others, Targetizement and Grand Media using our Targetizement technology, both of which enable our customers’ advertisements to match their targeted Internet users who are automatically identified based on the users’ past behaviors on the Internet. Targetizement customer pays us a fee based on the number of clicks on their advertisements displayed on Baidu web pages while Grand Media customer pays us based on a cost per thousand impressions basis for the links on Baidu Union members’ properties.

Online Marketing Services of Display Placements

Online marketing services of display placements allow our customers to display links not sensitive to search queries at a designated location on Baidu web pages or Baidu Union members’ properties. Our customers mainly pay us, among other forms of payments which are less common, based on the duration of the placement on Baidu search web pages or on a cost per action basis, for example, number of registered users, on Baidu Union members’ properties.

Online Marketing Services of Other Forms

We offer other forms of online marketing services besides the aforesaid services, including directing traffic to customer’s contents to allow more exposure of these contents to users, and to enable users to purchase and use the contents via non-mobile devices. Users could also access some of these contents via mobile devices.

Sales and Distribution

We sell our online marketing services directly and through our distribution network. Currently, we have direct sales presence in Shanghai, Beijing and major cities in Guangdong Province.

Our distributors provide numerous services, including identifying customers, collecting payments, assisting customers in setting up accounts with us, suggesting keywords to maximize ROI and engaging in other marketing and educational services aimed at acquiring customers. We offer discounts to distributors as consideration for their services. We have relied on distributors for several reasons. Our P4P customer base in China is geographically diverse and fragmented, as many of our P4P customers are SMEs located in different regions in China. Moreover, SMEs are generally less experienced with online marketing as compared to large companies and therefore benefit from the extensive services provided by distributors. Finally, secure online payment and credit card systems are in early stages of development in China. Distributors serve as an important channel to reach SME customers throughout China and collect payments from them.

We offer our online marketing services to medium and large corporate customers through third-party agencies and our direct sales force. We have local sales staff in Beijing, Shanghai and major cities in Guangdong Province, including Shenzhen, Guangzhou, and Dongguan, covering the largest regional markets for our online marketing services.

Marketing

Historically, our user base grew primarily through word-of-mouth. We focus on continuously improving the quality of our products and services, as we believe satisfied users and customers are more likely to recommend our products and services to others. Through these efforts and the increased use of the Internet in China, we have built our brand with modest marketing expenditures.

Our initial public offering in 2005 and subsequent positive media coverage have significantly enhanced our brand recognition. In addition, we have implemented a number of marketing initiatives designed to promote our brand awareness among potential users and customers. For example, we purchased advertisements shown during CCTV’s 2009 Spring Festival Gala, the most watched show on China’s largest nationwide television network, and we also purchased advertisements shown during the 2011 Spring Festival on various television channels in China. We have also conducted cross-marketing activities with a number of leading consumer brands.

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

Instant Messaging and E-commerce Service Providers.  Baidu Hi, our instant messaging service, competes primarily with Tencent’s QQ and MSN Messenger. Baidu Youa, our e-commerce platform, faces competition primarily from e-commerce service providers such as Alibaba’s Taobao, Tencent’s Paipai, Eachnet, a joint venture of eBay and Tom Online, 58.com, and Ganji.com.

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

Web Crawling Techniques.  Our powerful computer clusters and intelligent scheduling algorithms allow us to crawl Chinese web pages efficiently. We can easily scale up our system to collect billions of Chinese web pages. Our spider technology enables us to refresh web indices at intervals ranging from every few minutes to every few weeks. We set the index refresh frequency rate based on our knowledge of Internet search users’ needs and the nature of the information. For example, our news index is typically updated every three to five minutes, and can be as frequent as every minute, throughout the day given the importance of timely information for news. We also mine multimedia and other forms of files from web page repositories.

In December 2008, we announced Project Aladdin, an ongoing research and development effort aimed at uncovering useful parts of the “Hidden Web,” the part of the Internet that existing search engine technology may not be able to index, in order to enrich search results for our users. Aladdin is now a part of Baidu Open Platform.

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

In December 2009, we completed the switch from Online Marketing Classic Edition, our previous auction-based online marketing system, to Phoenix Nest, our current online marketing system. Compared with the previous auction system, Phoenix Nest, which is designed to generate more relevant advertisements, helps customers to more easily find users’ favorite search terms to bid on, and provides customers with more tools for budget management and more data for the effective measurement of ROI.

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

Targetizement Technology

Our Targetizement technology matches our customers’ promotional links with their targeted Internet users. Our automatic algorithm can analyze a user’s interests based on his or her past search experience and display promotional links that the user may be interested in viewing.

Large-Scale Systems Technology

We generally use custom software running on clusters of commodity computers. Our investment in our large-scale system infrastructure has several key benefits: simplification of the storage and processing of large amounts of data, facilitation of the deployment and operation of large-scale products and services, and automation of much of the administration of large-scale clusters of computers. Moreover, this large infrastructure is easily scalable to increases in traffic and dataset volume.

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

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We have ten issued patents in China and intend to apply for more patents to protect our core technologies. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. “ ” which is our company’s name “Baidu” in Chinese, has been recognized as a well-known trademark in China by the Trademark Office under the State Administration for Industry and Commerce. In addition to owning the trademark “ ” and the related logo, we have applied for registration of additional trademarks and logos, including “ ”, “ ”, “ ”, and “ ” We also have registered certain trademarks in Hong Kong, including “ ” and our company logo, and the United States, including “Baidu”. In addition, we have registered our domain name Baidu.com, hao123.com and youa.com with MarkMonitor.com, Baidu.jp with humeia.co.jp and Baidu.cn, Baidu.com.cn, and certain other websites with China National Network Information Center, or CNNIC.

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

In the opinion of Han Kun Law Offices, our PRC legal counsel: (1) the ownership structure of our company, Baidu Online, Baidu China, Baidu Times, Baidu Netcom, Beijing Perusal and BaiduPay complies with current PRC laws and regulations; (2) subject to the disclosure and risks disclosed under “Item 3.D. Key Information — Risk Factors — Risks Related to Our Corporate Structure,” “— Risks Related to Doing Business in China” and “Regulation,” our contractual arrangements with Baidu Netcom, Beijing Perusal, BaiduPay, and Baidu HR and their shareholders are valid and binding on all parties to these arrangements and do not violate existing PRC laws or regulations; and (3) subject to the disclosure and risks disclosed under “Item 3.D. Key Information — Risk Factors — Risks Related to Our Corporate Structure,” “— Risks Related to Doing Business in China” and “Regulation,” the business operations of our company, Baidu Online, Baidu China, Baidu Times, Baidu Netcom, Beijing Perusal, BaiduPay and Baidu HR, as described herein, comply with current PRC laws and regulations in all material respects.

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

In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC. In November 2000, the MIIT promulgated the Internet Electronic Messaging Service Administrative Measures, or the BBS Measures. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. The BBS Measures require ICP operators to obtain specific approvals before providing BBS services. On July 4, 2010, the approval requirement for operating BBS services was terminated by a decision issued by the PRC State Council. However, in practice, the competent authorities still require the relevant operating companies to obtain such approval for the operation of BBS services.

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

Tort Liability Law

The Tort Liability Law of the People’s Republic of China became effective on July 1, 2010. In accordance with the Tort Liability Law, Internet users and Internet service providers shall bear tortious liabilities in the event they infringe other persons’ rights and interests through the Internet. Where an Internet user conduct tortious acts through Internet services, the infringed person has the right to request the Internet service provider to take necessary actions such as deleting contents, screening and delinking; and failing to take necessary actions after being informed will subject the Internet service provider to joint and several liabilities with the Internet user with regard to the additional damages incurred. Where an Internet service provider knows an Internet user is infringing other persons’ rights and interests through its Internet service but fails to take necessary action, it shall be jointly and severally liable with the Internet user.

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council in December 2001 and amended in September 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce (or the Ministry of Commerce’s authorized local counterparts), which retain considerable discretion in granting approvals. According to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. We believe that it would be impracticable for us to acquire any equity interest in Baidu Netcom, Beijing Perusal, BaiduPay or Baidu HR without diverting management attention and resources. In addition, we believe that our contractual arrangements with these entities and their respective individual shareholders provide us with sufficient and effective control over these entities. Accordingly, we currently do not plan to acquire any equity interest in any of these entities.

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

To comply with these PRC regulations, we operate our websites through Baidu Netcom and Beijing Perusal, our PRC affiliated entities. In February 2008, we assisted in establishing another consolidated affiliated entity, BaiduPay, which operate an online payment platform. In 2010, we assisted in establishing consolidated affiliated entity, Baidu HR, which will provide online employment agency services. Baidu Netcom is wholly owned by our chairman, chief executive officer and co-founder Robin Yanhong Li and our co-founder Eric Yong Xu, both of whom are PRC citizens. Beijing Perusal is wholly owned by two PRC citizens designated by our company. BaiduPay is wholly owned by Baidu Netcom and a PRC citizen designated by our company. Baidu HR is wholly owned by our chairman, chief executive officer and co-founder Robin Yanhong Li. Each of Baidu Netcom and Beijing Perusal holds a value-added telecommunications business operating license. It remains unclear whether the provision of online payment services by BaiduPay will require BaiduPay to apply for a value-added telecommunications business operating license for “online data processing and transaction processing businesses” as provided in the Catalog of Telecommunications Businesses promulgated by the MIIT.

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

Regulations on Internet Culture Activities

On May 10, 2003, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which was revised in July 2004. On February 17, 2011, the Ministry of Culture promulgated a restated Internet Culture Measures, which will take effect from April 1, 2011 to replace the existing Internet Culture Measures. The Internet Culture Measures require ICP operators engaging in “Internet culture activities” to obtain a permit from the Ministry of Culture. The term “Internet culture activities” includes, among other things, online dissemination of Internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, distribution and broadcasting of Internet cultural products. We have hosted certain audio/video programs on the Baidu Movie channel since 2006. Baidu Netcom was granted an Internet culture business permit in April 2007, which was renewed in October 2010.

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

Regulations on Internet Publishing

The General Administration of Press and Publication and the Ministry of Industry and Information Technology jointly issued the Interim Provisions for the Administration of Internet Publishing, or the Internet Publishing Regulations, which became effective on August 1, 2002. The Internet Publishing Regulations authorize the General Administration of Press and Publication, or GAPP, to grant approval to all entities that engage in Internet publishing. Pursuant to the Internet Publishing Regulations, the term “Internet publishing” shall mean the act of online spreading of articles, whereby the Internet information service providers select, edit and process works created by themselves or others and subsequently post such works on the Internet or transmit such works to the users’ end via Internet for the public to browse, read, use or download. Baidu Netcom is in the process of applying for the Internet publication business license.

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

On December 20, 2007, the State Administration of Radio Film and Television and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Document 56, which came into effect as of January 31, 2008. Document 56 reiterates the requirement set forth in the A/V Broadcasting Rules that online audio/video service provider must obtain a license from the State Administration of Radio Film and Television. Furthermore, Document 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the State Administration of Radio Film and Television’s website dated February 3, 2008, officials from the State Administration of Radio Film and Television and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Document 56 was issued. Baidu Netcom has obtained an audio/video program transmission license, which is valid from January 2010 to January 2013.

Regulations on Payment Services by Non-financial Institutions

The People’s Bank of China published Measures Concerning Payment Services by Non-financial Institutions, or the Payment Measures, on June 14, 2010, which took effect from September 1, 2010 and its implementation rules on December 1, 2010, which took effect on December 1, 2010. According to the Payment Measures and its implantation rules, non-financial institutions that have been providing monetary capital transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid card or bank card, and other payment services as specified by the People’s Bank of China, shall be required to obtain a license from the People’s Bank of China prior to September 1, 2011, in order to continue providing monetary capital transfer services. We are in the process of applying for such license.

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

Regulations on Internet Mapping Services

Pursuant to the PRC regulations applicable to Internet mapping services issued by the State Bureau of Surveying and Mapping, maps called and transmitted through Internet belong to Internet maps. To provide Internet mapping services, the provider shall apply for a Surveying and Mapping Qualification Certificate for Internet mapping with the competent surveying and mapping bureau. The PRC regulations also provide for certain conditions and requirements for issuing the Surveying and Mapping Qualification Certificate, such as the number of technical personnel and map security verification personnel, security facilities, and approval from relevant provincial or national government on the service provider’s security system, qualification management and filings management. Baidu Netcom currently provides online traffic information inquiry services as well as Internet mapping services and have obtained a Surveying and Mapping Qualification Certificate for Internet mapping.

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

Regulations on Online Game Virtual Currency

The Notice to Strengthen the Administration of the Virtual Currency of Online Games jointly promulgated by Ministry of Culture and Ministry and Commerce in 2009, Interim Administration of Online Games and the Notice of Implementation of the Interim Administration of Online Games issued by Ministry of Culture in 2010 require companies that (i) issue online game virtual currency (including prepaid cards and/or pre-payment or prepaid card points) or (ii) offer online game virtual currency transaction services shall apply for the Online Culture Business Permit from provincial branches of the Ministry of Culture. The regulations prohibit companies that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any company that fails to submit the requisite application will be subject to sanctions, including but not limited to termination of operation, confiscation of incomes and fines. The regulations also prohibit online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery which involves cash or virtual currency directly paid by the players. In addition, companies that issue online game virtual currency shall comply with certain specific requirements, such as the online games virtual currency shall only be used for the product and service related to the online games of the issuance company itself. Baidu Netcom has obtained the Online Culture Business Permit for issuing online game virtual currency.

Regulations on Employment Agency Services

On August 30, 2007, the Standing Committee of the National People’s Congress promulgated the Employment Promotion Law of the People’s Republic of China which became effective on January 1, 2008, or the Employment Promotion Law. On November 5, 2007, the Ministry of Human Resources and Social Security of People’s Republic of China promulgated the Regulations on Employment Service and Employment Management which also became effective on January 1, 2008, or the Regulations. In accordance with the Employment Promotion Law and the Regulations, an employment agency, which provides intermediary and other services for recruitment by employers and job applications by employees, shall obtain a license from the competent labor authority. A wholly foreign owned enterprise (other than owned by Hong Kong and Macao service providers) is prohibited from conducting employment agency business. Baidu HR was established recently and has not conducted any employment agency business. We will apply for the required license prior to the commencement of Baidu HR’s employment agency business.

Regulations on Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the WTO in December 2001.

Patent.  The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of planographic print products or a combination of both patterns and colors. The Patent Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

Copyright.  The National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001 and 2010 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to, products disseminated over the Internet and computer software. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

To address copyright issues relating to the Internet, the PRC Supreme People’s Court on November 22, 2000 adopted the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright, or the Interpretations, which were subsequently amended on December 23, 2003 and November 20, 2006. The Interpretations establish joint liability for ICP operators if they knowingly participate in, assist in or incite infringing activities or fail to remove infringing content from their websites after receiving notice from the rights holder. In addition, any act intended to bypass technologies designed to protect copyrights constitutes copyright infringement. Upon request, the ICP operators must provide the rights holder with registration information of the alleged violator, provided that such rights holder has produced relevant identification, copyright certificate and evidence of infringement. An ICP operator is exempted from any liabilities as long as it removes the alleged infringing content after receiving the rights holder’s notice accompanied with proper evidence.

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

Trademark.  The PRC Trademark Law, adopted in 1982 and revised respectively in 1993 and 2001, protects registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. “ ” is recognized as a well-known trademark in China by the Trademark Office under the State Administration for Industry and Commerce. In addition to owning the trademark “ ” and the related logo, we have applied for registration of additional trademarks and logos, including “ ”, “ ”, “ ”, and “ ”.

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

Regulations on Taxation

For a discussion of applicable PRC tax regulations, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Taxation.”

Regulations in Japan

Although current Japanese law and regulations contain no provisions expressly directed toward legal control of Internet search services such as those operated by our Japanese subsidiaries in Japan, certain existing Japanese law and regulations may nonetheless affect such services. The application to our Japanese subsidiaries of existing Japanese law and regulations relating to issues such as intellectual property ownership and infringement, obscenity and other content regulation, user privacy and data protection, defamation, consumer protection and quality of services in many instances is unclear or unsettled. In all such cases, there is a possibility that providing, editing and processing by an Internet search service of links to web pages which contain material in violation of applicable Japanese law could result in civil or criminal legal liability on the part of such Internet search service. In addition to the foregoing, there is political and social support within Japan for the adoption of legislation expressly directed to the legal control of harmful information on the Internet. With this support, a law which aims to protect juveniles from harmful information on the Internet was introduced in June 2008. The law requires Internet service providers, mobile phone Internet service providers and other Internet related businesses to make efforts to take certain measures to protect juveniles from harmful information on the Internet such as introducing filtering software. We conduct our Japan operations in accordance with this law where applicable.

C.	Organizational Structure

The following is a list of our subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Name	Time of Formation	Place of Formation	Relationship

Baidu Online Network Technology (Beijing) Co., Ltd.	January 2000	China	Wholly owned subsidiary
Baidu Holdings Limited	February 2000	British Virgin Islands	Wholly owned subsidiary
Beijing Baidu Netcom Science Technology Co., Ltd.	June 2001	China	Consolidated affiliated entity
Baidu (China) Co., Ltd.	June 2005	China	Wholly owned subsidiary
Baidu.com Times Technology (Beijing) Co., Ltd.	April 2006	China	Wholly owned subsidiary
Beijing Perusal Technology Co., Ltd.	June 2006	China	Consolidated affiliated entity
Baidu Japan Inc.	December 2006	Japan	Wholly owned subsidiary
Baidu (Hong Kong) Limited	November 2007	Hong Kong	Wholly owned subsidiary
Beijing BaiduPay Science and Technology Co., Ltd.	February 2008	China	Consolidated affiliated entity
Baido, Inc.	April 2008	Japan	Wholly owned subsidiary
Hyakudo, Inc.	April 2008	Japan	Wholly owned subsidiary
Baidu USA LLC	November 2010	USA	Wholly owned subsidiary
Baidu International Technology (Shenzhen) Co., Ltd.	November 2010	China	Wholly owned subsidiary
Baidu HR Consulting (Shanghai) Co., Ltd.	December 2010	China	Consolidated affiliated entity

In addition, we own 100% ordinary shares in Qiyi.com Inc., representing 61.11% equity interests in Qiyi.com Inc. on an as-converted basis. However, we have not consolidated the financial results of Qiyi.com Inc. in our financial statements under the U.S. GAAP because we are deemed not to have “control” over Qiyi.com Inc. due to certain substantive participating rights provided to the convertible redeemable preferred shareholder.

PRC laws and regulations restrict foreign investment in Internet, online advertising and employment agency businesses. Accordingly, we operate our websites and our online advertising business in China through contractual arrangements with Baidu Netcom, Beijing Perusal, BaiduPay, Baidu HR and their respective individual shareholders, which allow us to substantially control these entities.

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

Exclusive Technology Consulting and Services Agreement.  Pursuant to the exclusive technology consulting and services agreement between Baidu Online and Baidu Netcom, Baidu Online has the exclusive right to provide to Baidu Netcom technology consulting and services related to the maintenance of servers, software development and design of advertisements. Baidu Online also seconds employees to Baidu Netcom for whom Baidu Netcom bears the costs and expenses. Baidu Online owns the intellectual property rights related to the software developed by Baidu Online for Baidu Netcom. Baidu Netcom pays monthly service fees to Baidu Online based upon a pre-agreed formula, which takes into account the number of monthly page views and the basic fee for every one thousand page views of advertisements displayed on our websites. The basic fee for every one thousand page views is subject to periodic adjustment. The term of this agreement is ten years from the date thereof.

Baidu Pay-for-Performance Distributors Management Agreement.  Pursuant to the Baidu P4P distributors management agreement between Baidu Netcom and Baidu Online, Baidu Netcom, on behalf of Baidu Online, manages the marketing distributors in Beijing to promote P4P services and its derivative products and services. The term of this agreement is one year from the date thereof.

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

Software License Agreement.  Under the software license agreement and its later amendments, Baidu Online granted Baidu Netcom a non-exclusive, non-assignable and non-transferable right to use “Baidu Chinese Search Engine” and “Baidu Internet P4P System” software. Baidu Netcom can only use the software on its designated operating systems to process its internal data. Baidu Online has exclusive rights to set the annual license fee and to determine the method to calculate such fee. The initial term of the license agreement was five years from the date thereof and has been extended for another five years.

Other License Agreements.  Under these license agreements and their respective later amendments, Baidu Online granted Baidu Netcom the exclusive right to use the registered domain names and trademarks owned by Baidu Online and the web layout owned by Baidu Online for the websites operated by Baidu Netcom. Baidu Online has exclusive rights to set the annual license fee and to determine the method to calculate such fee. The initial term of each license agreement was five years from the date thereof and has been extended for another five years. The domain name license agreement was extended for another five years in 2010. After the transfers of certain trademarks (including pending trademark applications) from Baidu Online to Baidu Netcom are completed, the trademark license agreement will be amended or terminated. We do not expect the termination of these license agreements to have any material effect on our operations.

Proxy Agreement.  Pursuant to the proxy agreement among Baidu Online, Baidu Netcom and the shareholders of Baidu Netcom, the shareholders of Baidu Netcom agree to entrust all the rights to exercise their voting power to the person(s) appointed by Baidu Online. The term of the proxy agreement is 10 years from the date thereof.

Equity Pledge Agreement.  Under the equity pledge agreement between the shareholders of Baidu Netcom and Baidu Online, the shareholders of Baidu Netcom pledged all of their equity interests in Baidu Netcom to Baidu Online to guarantee their obligations under the loan agreement and Baidu Netcom’s performance of its obligations under the exclusive technology consulting and service agreement. If Baidu Netcom or either of its shareholders breaches its respective contractual obligations, Baidu Online, as pledge, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of Baidu Netcom agreed not to dispose of the pledged equity interests or take any actions that would prejudice Baidu Online’s interest. The equity pledge agreement will expire two years after expiration of the term for fulfillment by Baidu Netcom and its shareholders of their respective obligations under the exclusive technology consulting and service agreement and the loan agreement.

Exclusive Equity Purchase Option Agreement.  Under the exclusive equity purchase option agreement and its later amendments between the shareholders of Baidu Netcom and Baidu Online, the shareholders of Baidu Netcom irrevocably granted Baidu Online or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. Baidu Online or its designated person has sole discretion to decide when to exercise the option, whether in part or in full. Baidu Online or its designated person is the sole beneficiary of any dividends or any other form of the income received by Baidu Netcom. Baidu Online shall provide unconditional financial support to Baidu Netcom, if in the normal operation of business, Baidu Netcom shall become in need of any form of reasonable financial support. If Baidu Netcom were to incur any loss and as a result cannot repay any loans from Baidu Online, Baidu Online shall unconditionally forgive any such loans to Baidu Netcom given that Baidu Netcom provides sufficient proof for its loss and incapacity to repay. The term of this agreement is ten years from the date thereof.

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

Contractual Arrangements with Beijing Perusal and Its Shareholders

In June 2006, we assisted in establishing Beijing Perusal. Jiping Liu and Yazhu Zhang, two persons designated by our company, hold 80% and 20% of the equity interests in Beijing Perusal respectively. We extended an interest-free loan in an aggregate amount of RMB1.0 million to the shareholders of Beijing Perusal solely in connection with the initial capitalization of Beijing Perusal. We entered into a series of agreements with Beijing Perusal and its shareholders in order to be the primary beneficiary of, and substantially control, Beijing Perusal. Beijing Perusal became our consolidated affiliated entity as a result of these contractual arrangements. Beijing Perusal holds the necessary permits to conduct online advertising services in China.

Our agreements with Beijing Perusal and its shareholders include:

•	loan agreements for interest-free loans in an aggregate amount of RMB1.0 million to the shareholders of Beijing Perusal;

•	equity pledge agreements between the shareholders of Beijing Perusal and Baidu Online;

•	exclusive equity purchase option agreements among Beijing Perusal, Baidu Online and the shareholders of Beijing Perusal;

•	a proxy agreement between the shareholders of Beijing Perusal and Baidu Online;

•	an exclusive technology consulting and services agreement between Beijing Perusal and Baidu Online;

•	an operating agreement among Beijing Perusal, Baidu Online, and the shareholders of Beijing Perusal;

•	irrevocable power of attorney appointments by the shareholders of Beijing Perusal to appoint Xuyang Ren as their attorney-in-fact to vote on their behalf on all Beijing Perusal matters requiring shareholder approval; and

•	various license agreements between Beijing Perusal and Baidu Online, including domain name license agreements, trademark license agreements and web page copyright license agreements. The domain name license agreement was terminated in May 2008 because Beijing Perusal already owns the domain names primarily used in its business. After the transfers of certain pending trademark applications from Baidu Online to Beijing Perusal are completed, the trademark license agreement will be terminated. We do not expect the termination of these license agreements to have any material effect on our operations.

The terms of these contractual arrangements are similar to the terms of our contractual arrangements with Baidu Netcom and its shareholders.

Contractual Arrangements with BaiduPay and Its Individual Shareholder

In February 2008, we assisted in establishing BaiduPay. Baidu Netcom, our consolidated affiliated entity, holds 91% of the equity interests in BaiduPay, and the remaining 9% of the equity interests is held by Hu Cai, a current employee of our company. We extended an interest-free loan in an aggregate amount of RMB9.0 million to the individual shareholder solely in connection with the initial capitalization of BaiduPay. We entered into a series of agreements with BaiduPay and the individual shareholder in order to be the primary beneficiary of, and substantially control, BaiduPay. BaiduPay became our consolidated affiliated entity as a result of these contractual arrangements. BaiduPay operates an online payment platform.

Our agreements with BaiduPay and its individual shareholder include:

•	a loan agreement for interest-free loan in an aggregate amount of RMB9.0 million to the individual shareholder of BaiduPay;

•	an equity pledge agreement between the individual shareholder of BaiduPay and Baidu Online;

•	an exclusive equity purchase option agreement and its amendments among BaiduPay, Baidu Online and the individual shareholder of BaiduPay;

•	a proxy agreement between the individual shareholder of BaiduPay and Baidu Online;

•	an exclusive technology consulting and services agreement between BaiduPay and Baidu Online;

•	operating agreement among BaiduPay, Baidu Online and the shareholders of BaiduPay;

•	irrevocable power of attorney appointments by the shareholders of BaiduPay to appoint Haoyu Shen as their attorney-in-fact to vote on their behalf on all BaiduPay matters requiring shareholder approval; and

•	a trademark license agreement and a web page copyright license agreement between BaiduPay and Baidu Online. After the transfer of a pending trademark application from Baidu Online to BaiduPay is completed, the trademark license agreement will be terminated. We do not expect the termination of this agreement to have any material effect on our operations.

The terms of these contractual arrangements are similar to the terms of our contractual arrangements with Baidu Netcom and its shareholders.

Contractual Arrangements with Baidu HR and Its Individual Shareholder

In December 2010, we assisted in establishing Baidu HR. Robin Yanhong Li is the sole shareholder of Baidu HR. We extended an interest-free loan in an aggregate amount of RMB50.0 million to Robin Yanhong Li solely in connection with the initial capitalization of Baidu HR. We entered into a series of agreements with Baidu HR and its shareholder in order to be the primary beneficiary of, and substantially control, Baidu HR. Baidu HR became our consolidated affiliated entity as a result of these contractual arrangements. Baidu HR’s business plan is to provide integrated human resource services in China, mainly focused on recruitment related services.

Our agreements with Baidu HR and its individual shareholder include:

•	a loan agreement for interest-free loan in an aggregate amount of RMB50.0 million to the individual shareholder of Baidu HR;

•	an equity pledge agreement between the individual shareholder of Baidu HR and Baidu Online;

•	an exclusive equity purchase option agreement among Baidu HR, Baidu Online and the individual shareholder of Baidu HR;

•	a proxy agreement between the individual shareholder of Baidu HR and Baidu Online;

•	an exclusive technology consulting and services agreement between Baidu HR and Baidu Online; and

•	operating agreement among Baidu HR, Baidu Online and the individual shareholder of Baidu HR.

The terms of these contractual arrangements are similar to the terms of our contractual arrangements with Baidu Netcom and its shareholders.

D.  Property, Plant and Equipment

In November 2009, we moved into Baidu Campus, our new corporate headquarters located in Shangdi, an area designated by the Beijing municipal government as the center of the city’s information technology industry. The new facility occupies 91,500 square meters of gross floor area and currently houses our principal executive offices, information and technology center, as well as administrative and support departments, and approximately 4,700 of our employees. We own the land use right to the land on which Baidu Campus was built. We have offices in Beijing, Tokyo (Japan), California (USA) and branch offices in Beijing, Shanghai and selected cities in Guangdong Province, where we lease premises from unrelated third parties.

We host our servers in China at the Internet data centers of China Telecom and China Unicom in Beijing and Tianjin, and we also have content delivery network locations in various cities across China. In addition, we expect to use a major data center located in southern China in 2011.

We commenced construction of our first self-owned data center in September 2010. This data center, located in Beijing, is expected to be ready for operation in 2011.

We currently host our servers in Japan at Internet data centers operated by Olympus Business Creation Corp. and Computer Engineering & Consulting, Ltd., the latter of which will be phased out, as we gradually migrate our servers to the data center operated by Olympus Business Creation Corp.

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

A.  Operating Results

Overview

Our operations are primarily based in China, where we derive almost all of our revenues. Total revenues in 2010 were RMB7.9 billion (US$1.2 billion), a 78.0% increase over 2009. Operating profit in 2010 was RMB4.0 billion (US$599.8 million), a 146.7% increase over 2009. Net income in 2010 was RMB3.5 billion (US$534.1 million), a 137.4% increase over 2009.

Our total assets as of December 31, 2010 were RMB11.0 billion (US$1.7 billion), of which cash and cash equivalent amounted to RMB7.8 billion (US$1.2 billion). Our total liabilities were RMB2.6 billion (US$400.4 million), accounting for 23.9% of total liabilities and shareholders’ equity. As of December 31, 2010, our retained earnings accumulated to RMB7.0 billion (US$1.1 billion).

The major factors affecting our results of operations and financial condition are discussed below.

Revenues

Revenue Generation

We derive almost all of our revenues from online marketing services, which accounted for approximately 99.9%, 99.9% and 100.0% of our total revenues in 2008, 2009 and 2010, respectively.

A substantial majority of our revenues from online marketing services were derived from our P4P services.

Our P4P platform is an online marketplace that introduces Internet search users to customers who pay us a fee based on click-throughs for priority placement of their links in the search results. We recognize P4P revenues when a user clicks on a customer’s link in the search results, based on the amount that the customer has agreed to pay for each click-through.

We also provide to our customers other performance-based online marketing services and time-based online advertising services. For other performance-based online marketing services, our customers pay us based on performance criteria other than click-throughs, such as the number of telephone calls brought to our customers, the number of users registered with our customers, or the number of minimum click-throughs; while for time-based online advertising services, our customers pay us based on duration of the advertisement placed on our websites.

The most significant factors that directly or indirectly affect our online marketing revenues are:

•	the number of our users and online marketing customers;

•	the number of searches initiated on our websites and our Baidu Union members’ properties;

•	the rate at which users click on paid search results;

•	the competitiveness of bidding for keywords by P4P customers;

•	the total online marketing budgets of our customers; and

•	the total number of sponsored links and advertisements displayed on our websites and the bidding price for each click-through.

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

In December 2009, we completed the switch from our previous online marketing system, i.e., Online Marketing Classic Edition, to Phoenix Nest. If Phoenix Nest is perceived to be a less effective marketing tool than Online Marketing Classic Edition, we may lose existing customers or encounter difficulty attracting new customers and, as a result, our future revenues could be materially and adversely affected.

Our online marketing services have historically been driven by the general increase in our customers’ online marketing budgets. We expect the number of our online marketing customers to grow and, as a result, our customer mix may change. However, we expect our online marketing customer base to remain diverse for the foreseeable future. Any prolonged economic slowdown in China may cause our customers to decrease or delay their online marketing spending, hamper our efforts to grow our customer base, or result in fewer clicks by our users on sponsored links or advertisements displayed on our or Baidu Union members’ websites. Any of these consequences could negatively affect our online marketing revenues.

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

Prior to July 2006, we had provided enterprise search software and related services. We decided to phase out our enterprise search software business in July 2006. This phase-out was completed in 2008. In 2010, the revenues recognized for all other services account for 0.03% of our total revenues.

Revenue Collection

We collect payments for our P4P services both from our customers directly and through our distributors. We have expanded our direct sales effort in several cities in China, including Beijing, Shanghai, Guangzhou, Shenzhen and Dongguan, and as a result, P4P payments collected through our direct sales have been increasing. We require our P4P customers to pay a deposit before using our P4P services and remind them by an automated notice to replenish the accounts after their account balance falls below a designated amount. We deduct the amount due to us from the deposit paid by a customer when a user clicks on the customer’s link in the search results.

We offer payment terms to some of our customers of other performance-based online marketing services and time-based online advertising services. In addition, we offer longer payment terms to certain qualified distributors, consistent with industry practice.

As of December 31, 2010, we had accounts receivable of RMB296.9 million (US$45.0 million), net of allowance of RMB2.2 million (US$0.3 million), mainly due from customers of other performance-based online marketing services and time-based online advertising services.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, selling, general and administrative expenses, and research and development expenses. Share-based compensation expenses are allocated among the above three categories of operating costs and expenses, based on the nature of the work of the employees who have received share-based compensation. Costs and expenses related to our Japan operations, which started in December 2006, are included in our cost of revenues, selling, general and administrative expenses and research and development expenses. Our total operating costs and expenses increased significantly from 2008 to 2010 due to the growth of our business.

Cost of Revenues

The following table sets forth the components of our cost of revenues both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)

Total revenues	3,198,252	100.0%	4,447,776	100.0%	7,915,074	1,199,254	100.0%

Cost of revenues:
Business tax and surcharges	(200,085)	(6.2)	(275,924)	(6.2)	(504,846)	(76,492)	(6.4)
Traffic acquisition costs	(418,474)	(13.1)	(697,673)	(15.7)	(758,078)	(114,860)	(9.6)
Bandwidth costs	(178,651)	(5.6)	(203,927)	(4.6)	(310,540)	(47,052)	(3.9)
Depreciation of servers and other equipment	(225,799)	(7.1)	(250,969)	(5.6)	(331,685)	(50,255)	(4.2)
Operational costs	(127,906)	(4.0)	(181,369)	(4.1)	(237,837)	(36,036)	(3.0)
Share-based compensation expenses	(4,542)	(0.1)	(6,374)	(0.1)	(6,302)	(955)	(0.1)

Total cost of revenues	(1,155,457)	(36.1)%	(1,616,236)	(36.3)%	(2,149,288)	(325,650)	(27.2)%

Traffic Acquisition Costs.  Traffic acquisition costs represent the portion of our online marketing revenues that we share with our Baidu Union members. We typically pay a Baidu Union member, based on a pre-agreed arrangement, a portion of the online marketing revenues generated from valid click-throughs by users of that member’s properties.

Bandwidth Costs.  Bandwidth costs are the fees we pay to telecommunications carriers such as China Telecom and China Unicom for telecommunications services and for hosting our servers at their Internet data centers. We expect our bandwidth costs, as variable costs, to increase with the increasing number of servers and the traffic on our websites. Our bandwidth costs could also increase if the telecommunications carriers increase their service charges.

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

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)

Total revenues	3,198,252	100.0%	4,447,776	100.0%	7,915,074	1,199,254	100.0%

Cost of revenues	(1,155,457)	(36.1)	(1,616,236)	(36.3)	(2,149,288)	(325,650)	(27.2)
Selling, general and administrative	(659,804)	(20.6)	(803,988)	(18.1)	(1,088,980)	(164,997)	(13.7)
Selling and marketing	(452,245)	(14.1)	(573,088)	(12.9)	(778,353)	(117,932)	(9.8)
General and administrative	(207,559)	(6.5)	(230,900)	(5.2)	(310,627)	(47,065)	(3.9)
Research and development	(286,256)	(9.0)	(422,615)	(9.5)	(718,038)	(108,794)	(9.1)

Total costs and operating expenses	(2,101,517)	(65.7)%	(2,842,839)	(63.9)%	(3,956,306)	(599,441)	(50.0)%

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

Research and Development Expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel. We expense research and development costs as they are incurred, except for capitalized software development costs that fulfill the capitalization criteria under Accounting Standards Codification, or ASC, subtopic 350-40, Intangibles-Goodwill and Other: Internal-Use Software.

Share-based Compensation Expenses

We grant options to our employees as a type of share-based compensation award. As of December 31, 2010, there was RMB51.3 million (US$7.8 million) unrecognized share-based compensation cost related to options, which is expected to be recognized over a weighted-average vesting period of 2.9 years. To the extent the actual forfeiture rate is different from our original estimate, actual share-based compensation cost related to these awards may be different from our expectation.

In addition to options, we started awarding restricted shares to employees in 2006. As of December 31, 2010, there was RMB162.5 million (US$24.6 million) unrecognized share-based compensation cost related to restricted shares, which is expected to be recognized over a weighted-average vesting period of 2.7 years. To the extent the actual forfeiture rate is different from our original estimate, actual share-based compensation cost related to these awards may be different from our expectation.

The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)

Allocation of Share-based Compensation Expenses
Cost of revenues	4,542	5.4%	6,374	7.4%	6,302	955	6.7%
Selling, general and administrative	41,651	49.6	38,681	44.8	36,811	5,577	39.3
Research and development	37,784	45.0	41,263	47.8	50,623	7,670	54.0

Total share-based compensation expenses	83,977	100.0%	86,318	100.0%	93,736	14,202	100.0%

Depreciation Expenses of Baidu Campus

Depreciation expenses of Baidu Campus are allocated into cost of revenues and operating expenses based on the function of the operating units benefiting from the use of the premises. With our move into Baidu Campus and the termination of certain prior leasing contracts, our leasing expenses decreased by 8.9% in 2010 from 2009.

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

According to the EIT Law, as further clarified by the Implementation Rules and the Transition Preferential Policy Circular, foreign-invested enterprises and domestic enterprises are subject to EIT at a uniform rate of 25%. The EIT rate of the enterprises established before March 16, 2007 that were eligible for preferential tax rate according to then effective tax laws and regulations will gradually transition to the uniform 25% EIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “High and New Technology Enterprises strongly supported by the state,” subject to certain general factors described therein.

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

In December 2008, our PRC subsidiaries Baidu Online and Baidu Times were designated by relevant government authorities as “High and New Technology Enterprise” under the EIT Law. In February 2009, Baidu Online and Baidu Times received the High and New Technology Enterprise certificates jointly issued by the Beijing Municipal Science and Technology Commission, the Beijing Finance Bureau, and the Beijing State and Local Tax Bureaus. Therefore, Baidu Online and Baidu Times are entitled to enjoy a preferential tax rate of 15% as long as they maintain their qualification as “High and New Technology Enterprise” under the EIT Law. In addition, Baidu Times will continue to benefit from the remaining tax holidays granted to it under the applicable PRC tax laws and regulations effective before January 1, 2008.

Furthermore, in February 2011, Baidu Online was announced as a “Key Software Enterprise” jointly by the National Development and Reform Commission, Ministry of Industry and Information Technology of the People’s Republic of China, Ministry of Commerce of the People’s Republic of China, and State Administration of Taxation, which entitled it to enjoy a preferential income tax rate of 10% in 2010. The status as a “Key Software Enterprise” is subject to an annual assessment by the relevant governmental authorities in China. Consequently, there is no assurance that Baidu Online will continue to maintain the status in the future.

If Baidu Online or Baidu Times fails to maintain the “High and New Technology Enterprise” qualification under the EIT Law, or if Baidu China fails to maintain the qualification as a “software enterprise”, their tax rates will increase, which could have a material adverse effect on our results of operations.

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

The British Virgin Islands, where Baidu Holdings Limited, the sole shareholder of our PRC subsidiary Baidu Online, was incorporated, does not have such a tax treaty with China. Baidu (Hong Kong) Limited, our wholly owned subsidiary and the sole shareholder of our PRC subsidiaries Baidu China and Baidu Times, was incorporated in Hong Kong, which has a tax treaty with China that provides for a lower withholding tax rate of 5% under certain conditions. However, the State Administration of Taxation promulgated Notice on How to Understand and Determine the Beneficial Owners in Tax Conventions on October 27, 2009, or SAT Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” with respect to dividend, interest and royalty income under China’s tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner shall have ownership and right to dispose of the income or the rights and properties giving rise to such income. A beneficial owner generally engages in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up primarily for the purpose of evading or reducing taxes or transferring or accumulating profits.

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

If our PRC subsidiaries no longer qualify for preferential tax treatment, we will consider available options under applicable law that would enable us to qualify for further preferential tax treatment. To the extent we are unable to offset the impact of the expiration of our PRC subsidiaries’ preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, the expiration of their preferential tax treatment may cause our effective tax rate to increase. The amount of income tax payable by our PRC subsidiaries in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the subsidiaries. Our effective tax rate depends partially on the extent of the relative contribution of each of our subsidiaries to our consolidated taxable income. In 2008, 2009 and 2010, our consolidated effective tax rate was 9.97%, 11.76% and 13.20%, respectively.

If P4P were classified as a form of advertising in the future, we may have to conduct our P4P business through Baidu Netcom in order to comply with PRC laws and regulations that limit foreign ownership of online advertising companies. As a result, our consolidated effective tax rate would increase, as Baidu Netcom is subject to a 25% statutory enterprise income tax rate as of the date of this annual report. However, Baidu Netcom has applied for the status of “High and New Technology Enterprise,” which, if approved, may reduce the enterprise income tax rate to 15%.

PRC Business Tax

Revenues from our P4P services are subject to a 5% PRC business tax. Revenues from our online advertising services are subject to business taxes, surcharges and cultural business construction fees totaling approximately 8.5% of the online advertising revenues. Revenues from our other services are also subject to a 5% business tax.

PRC Urban Maintenance and Construction Tax and Education Surcharge

From December 1, 2010, the Tentative Regulations of the People’s Republic of China on Urban Maintenance and Construction Tax promulgated in 1985 and the Tentative Rules on Levy of Education Surcharge promulgated in 1986 by the State Council shall be applicable to foreign-invested enterprises, foreign enterprises and individual foreigners. Laws, regulations, rules and policies on urban maintenance and construction tax and education surcharge promulgated by the State Council and the finance and tax competent authorities under the State Council since 1985 shall be also applicable to foreign-invested enterprises, foreign enterprises and individual foreigners.

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

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(In thousands)

Consolidated Statements of Income Data
Revenues:
Online marketing services	3,194,461	4,445,310	7,912,869	1,198,920
Other services	3,791	2,466	2,205	334

Total revenues	3,198,252	4,447,776	7,915,074	1,199,254

Operating costs and expenses(1):
Cost of revenues	(1,155,457)	(1,616,236)	(2,149,288)	(325,650)
Selling, general and administrative	(659,804)	(803,988)	(1,088,980)	(164,997)
Research and development	(286,256)	(422,615)	(718,038)	(108,794)

Total operating costs and expenses	(2,101,517)	(2,842,839)	(3,956,306)	(599,441)

Operating profit	1,096,735	1,604,937	3,958,768	599,813

Interest income	47,677	32,661	67,121	10,170
Other income, net, including exchange gains or losses	19,767	45,752	44,239	6,703
Loss from equity method investments	—	(229)	(8,965)	(1,359)
Taxation	(116,071)	(198,017)	(535,995)	(81,211)

Net income	1,048,108	1,485,104	3,525,168	534,116

(1) Share-based compensation expenses:
Cost of revenues	(4,542)	(6,374)	(6,302)	(955)
Selling, general and administrative	(41,651)	(38,681)	(36,811)	(5,577)
Research and development	(37,784)	(41,263)	(50,623)	(7,670)

	(83,977)	(86,318)	(93,736)	(14,202)

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues.  Our total revenues increased by 78.0% from RMB4.4 billion in 2009 to RMB7.9 billion (US$1.2 billion) in 2010. This increase was due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 78.0% from RMB4.4 billion in 2009 to RMB7.9 billion (US$1.2 million) in 2010. This increase was mainly attributable to the increase in the number of our online marketing customers from approximately 317,000 in 2009 to over 412,000 in 2010, and the increase in the average revenue per customer from approximately RMB14,000 in 2009 to approximately RMB19,200 (US$2,909) in 2010. The increase in our online marketing customers was mainly due to our effective distribution network and our expanded direct sales, especially in Beijing, Shanghai, Guangzhou, Shenzhen and Dongguan. The increase in the average revenue per customer was primarily attributable to the increase in the number of paid clicks and the higher price per click as more customers participated in our P4P auction platform. The number of paid clicks increased by approximately 56.1% from 2009 to 2010.

Operating Costs and Expenses.  Our total operating costs and expenses increased by 39.2% from RMB2.8 billion in 2009 to RMB4.0 billion (US$599.4 million) in 2010. This increase was primarily due to the expansion of our business.

•	Cost of Revenues. Our cost of revenues increased by 33.0% from RMB1.6 billion in 2009 to RMB2.1 billion (US$325.7 million) in 2010. This increase was primarily due to the following factors:

•	Traffic Acquisition Costs. Our traffic acquisition costs increased by 8.7% from RMB697.7 million in 2009 to RMB758.1 million (US$114.9 million) in 2010. Traffic acquisition costs represents 9.6% of total revenues in 2010, compared to 15.7% in 2009. The decrease in traffic acquisition costs as a percentage of total revenues is primarily due to Baidu Union’s traffic optimization effort.

•	Bandwidth Costs and Depreciation Expenses. Our bandwidth costs increased by 52.3% from RMB203.9 million in 2009 to RMB310.5 million (US$47.1 million) in 2010. Our depreciation expenses of servers and other equipment increased by 32.2% from RMB251.0 million in 2009 to RMB331.7 million (US$50.3 million) in 2010. The absolute increases in these costs were due to the expansion of our business. However, these costs in 2010 accounted for a lower percentage of total revenues than in 2009. The decreases in bandwidth costs and depreciation expenses as percentages of total revenues reflect our improved efficiency as well as the scalability of our Internet-based business model.

•	Business Tax and Surcharges. Our business tax and surcharges increased by 83.0% from RMB275.9 million in 2009 to RMB504.8 million (US$76.5 million) in 2010, primarily as a result of the increase in our online marketing revenues.

•	Operational Costs. Our operational costs increased by 31.1% from RMB181.4 million in 2009 to RMB237.8 million (US$36.0 million) in 2010, primarily due to the increase in consumption of durable computer parts in our inventory and higher compensation paid to our operation and technical support staff.

•	Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 35.4% from RMB804.0 million in 2009 to RMB1.1 billion (US$165.0 million) in 2010. This increase was primarily due to the following factors:

•	total salaries and benefits and staff-related expenses increased by 36.5% from RMB400.3 million in 2009 to RMB546.5 million (US$82.8 million) in 2010, primarily due to the increased direct sales headcount to support our expanded online marketing services;

•	total office operating expenses increased by 27.2% from RMB85.5 million in 2009 to RMB108.8 million (US$16.5 million) in 2010, primarily as a result of increase and expansion of our direct sales offices;

•	total traveling, communication and business development expenses increased by 23.0% from RMB30.8 million in 2009 to RMB37.9 million (US$5.7 million) in 2010, primarily due to the increased direct sales headcount and activities to support our expanded online marketing services; and

•	marketing and promotion expenses increased by 35.6% from RMB159.0 million in 2009 to RMB215.6 million (US$32.7 million) in 2010 primarily due to the increased marketing and promotion activities.

The above increases were partially offset by a 4.8% decrease in share-based compensation expenses allocated to selling, general and administrative expenses from RMB38.7 million in 2009 to RMB36.8 million (US$5.6 million) in 2010, primarily due to the cancellation of some share-based awards granted to our former officers in prior years.

•	Research and Development Expenses. Our research and development expenses increased by 69.9% from RMB422.6 million in 2009 to RMB718.0 million (US$108.8 million) in 2010, primarily due to an increase in the number and compensation levels of research and development staff.

Operating Profit.  As a result of the foregoing, we generated an operating profit of RMB4.0 billion (US$599.8 million) in 2010, a 146.7% increase from 2009.

Taxation.  Our income tax expenses increased by 170.7% from RMB198.0 million in 2009 to RMB536.0 million (US$81.2 million) in 2010, primarily due to the significant increase in profit before tax in 2010.

Other income, net, including exchange gains or losses.  Our other income, net, including exchange gains or losses was RMB44.2 million (US$6.7 million) in 2010, compared to RMB45.8 million in 2009.

Net Income.  As a result of the foregoing, we had net income of RMB3.5 billion (US$534.1 million) in 2010, a 137.4% increase from RMB1.5 billion in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues.  Our total revenues increased by 39.1% from RMB3.2 billion in 2008 to RMB4.4 billion in 2009. This increase was primarily due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 39.2% from RMB3.2 billion in 2008 to RMB4.4 billion in 2009. This increase was mainly attributable to the increase in the number of our online marketing customers from approximately 284,000 in 2008 to over 317,000 in 2009, and the increase in the average revenue per customer from approximately RMB11,200 in 2008 to approximately RMB14,000 in 2009. The increase in our online marketing customers was mainly due to our effective distribution network and our expanded direct sales, especially in Beijing, Shanghai, Guangzhou, Shenzhen and Dongguan. The increase in the average revenue per customer was primarily attributable to the increase in the number of paid clicks and the higher price per click as more customers participated in our P4P auction platform. The number of paid clicks increased by approximately 16.9% from 2008 to 2009.

Operating Costs and Expenses.  Our total operating costs and expenses increased by 35.3% from RMB2.1 billion in 2008 to RMB2.8 billion in 2009. This increase was primarily due to the expansion of our business.

•	Cost of Revenues. Our cost of revenues increased by 39.9% from RMB1.2 billion in 2008 to RMB1.6 billion in 2009. This increase was primarily due to the following factors:

•	Traffic Acquisition Costs. Our traffic acquisition costs increased by 66.7% from RMB418.5 million in 2008 to RMB697.7 million in 2009. This was primarily due to the growth of revenue contribution from our Baidu Union members.

•	Bandwidth Costs and Depreciation Expenses. Our bandwidth costs increased by 14.1% from RMB178.7 million in 2008 to RMB203.9 million in 2009. Our depreciation expenses of servers and other equipment increased by 11.1% from RMB225.8 million in 2008 to RMB251.0 million in 2009. The absolute increases in these costs were due to the expansion of our business. However, these costs in 2009 accounted for a lower percentage of total revenues than in 2008. The decreases in bandwidth costs and depreciation expenses as percentages of total revenues reflect our improved efficiency as well as the scalability of our Internet-based business model;

•	Business Tax and Surcharges. Our business tax and surcharges increased by 37.9% from RMB200.1 million in 2008 to RMB275.9 million in 2009, primarily as a result of increase in our online marketing revenues; and

•	Operational Costs. Our operational costs increased by 41.8% from RMB127.9 million in 2008 to RMB181.4 million in 2009, primarily due to the increase in the number and compensation levels of our operating and technical support employees to meet the needs of our growing operations.

•	Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 21.9% from RMB659.8 million in 2008 to RMB804.0 million in 2009. This increase was primarily due to the following factors:

•	total salaries and benefits and staff-related expenses increased by 13.1% from RMB353.8 million in 2008 to RMB400.3 million in 2009, primarily due to the increased direct sales headcount to support our expanded online marketing services;

•	total office operating expenses increased by 10.8% from RMB77.2 million in 2008 to RMB85.5 million in 2009, primarily as a result of increase and expansion of our direct sales offices;

•	total traveling, communication and business development expenses increased by 28.9% from RMB23.9 million in 2008 to RMB30.8 million in 2009, primarily due to the increased direct sales headcount and activities to support our expanded online marketing services; and

•	marketing and promotion expenses increased by 75.3% from RMB90.7 million in 2008 to RMB159.0 million in 2009 primarily due to the increased marketing and promotion activities.

The above increases were partially offset by a 7.2% decrease in share-based compensation expenses allocated to selling, general and administrative expenses from RMB41.7 million in 2008 to RMB38.7 million in 2009, primarily due to the maturity of some share-based awards granted in prior years.

•	Research and Development Expenses. Our research and development expenses increased by 47.6% from RMB286.3 million in 2008 to RMB422.6 million in 2009, primarily due to an increase in the number and compensation levels of research and development staff.

Operating Profit.  As a result of the foregoing, we generated an operating profit of RMB1.6 billion in 2009, a 46.3% increase from 2008.

Taxation.  Our income tax expenses increased by 70.6% from RMB116.1 million in 2008 to RMB198.0 million in 2009, primarily due to the expiration of tax holiday of our subsidiary Baidu Times.

Other income, net, including exchange gains or losses.  Our other income, net, including exchange gains or losses was RMB45.8 million in 2009, compared to RMB19.8 million in 2008. The increase was primarily due to more government subsidies received in 2009.

Net Income.  As a result of the foregoing, we had net income of RMB1.5 billion in 2009, a 41.7% increase from RMB1.0 billion in 2008.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2008, 2009 and 2010 were an increase of 5.9%, a decrease of 0.7% and an increase of 3.3%, respectively. The year-over-year percent changes in the consumer price index for January 2009, 2010 and 2011 were increases of 1.0%, 1.5% and 4.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The average exchange rate between U.S. dollar and RMB has declined from RMB8.2264 per U.S. dollar in July 2005 to RMB6.6497 per U.S. dollar in December 2010. The functional currency of our subsidiaries in Japan is the Japanese yen, and their reporting currency is RMB. During 2010, the Japanese yen appreciated by approximately 10.2% against RMB. As of December 31, 2010, we recorded RMB117.4 million (US$17.8 million) of net foreign currency translation loss in accumulated other comprehensive loss as a component of shareholders’ equity. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk.”

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

Revenue Recognition

We recognize revenues based on the following principles:

Online marketing services

(1)	Auction-based pay-for-performance service

Our auction-based pay-for-performance (“P4P”) platform enables a customer to place its website link and related description on our search result list. The customers make bids on keywords based on how much they are willing to pay for each click to their listings in the search results listed on the our website and the relevance between the keywords and the customer’s businesses. Internet users’ search of the keyword will trigger the display of the listings. The ranking of the customer’s listing depends on both the bidding price and the listing’s relevance to the keyword searched. Customer pays us only when a user clicks on one of its website links. Revenue is recognized when a user clicks on one of the customer-sponsored website links, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC subtopic 605-10 (“ASC 605-10”), Revenue Recognition: Overall.

For certain P4P customers engaged through direct sales, we may provide certain value-added consultative support services to help its customers to better utilize its P4P online marketing system. Fees for such services are recognized as revenue on a pro-rata basis over the contracted service period.

(2)	Other performance-based online marketing services

To the extent we provide online marketing services based on performance criteria other than click-throughs, such as the number of telephone calls brought to our customers, the number of users registered with our customers, or the number of minimum click-throughs, revenue is recognized when the specified performance criteria are met together with satisfaction of other applicable revenue recognition criteria as prescribed by ASC 605-10.

(3)	Time-based online advertising services

For time-based online advertising services such as text links, banners, or other forms of graphical advertisements, we recognize revenue, in accordance with ASC 605-10, on a pro-rata basis over the contractual term commencing on the date the customer’s advertisement is displayed in a specified webpage. For certain time-based contractual agreements, we may also provide certain performance guarantees, in which cases revenue is recognized at the later of the completion of the time commitment or performance guarantee.

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

We engages in barter transactions from time to time and in such situations follows the guidance set forth in ASC subtopic 845-10 (“ASC 845-10”), Nonmonetary Transactions: Overall. While nonmonetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, the transaction is recognized based on the carrying value of the product or services provided. The amount of revenues recognized for barter transactions was insignificant for each of the periods presented.

In addition, we recognized revenues for barter transactions involving advertising in accordance with ASC subtopic 605-20 (“ASC 605-20”), Revenue recognition: Services. However, neither the amount recognized nor the volume of such transactions qualified for income recognition was material for any of the periods presented.

In certain instances, we may be granted equity instruments in exchange for services. In accordance with ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity-based Payments to Non-Employees, if we provide services in exchange for equity instruments, we measure the fair value of those equity instruments for revenue recognition purposes as of the earlier of either of the following dates:

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

(6)	Other revenue recognition related policies

If a sales arrangement involves multiple deliverables, and the arrangement is divided into separate units of accounting in accordance with ASC subtopic 605-25 (“ASC 605-25”), Revenue recognition: Multiple-Element Arrangements, the total revenue on such arrangement is allocated to the individual deliverables based on their relative fair values. If sufficient vendor-specific objective evidence of fair value does not exist for the allocation of revenue, the fee for the entire arrangement is recognized ratably over the term of the arrangement or upon the delivery of the last deliverable, when other revenue recognition criteria have been met.

We deliver some of our online marketing services to end customers through engaging third party distributors. In this context, we may provide cash incentives to distributors. The cash incentives are accounted for as reduction of revenue in accordance with ASC subtopic 605-50 (“ASC 605-50”), Revenue recognition: Customer Payments and Incentives.

We provide sales incentives to entitle customers, who meet certain accumulative consumption requirements, to receive price reduction in the online marketing services. The Company accounts for these award credits granted to members in conjunction with a current sale of products or services as a multiple-element arrangement by analogizing to ASC 605-25. The consideration allocated to the award credits, as deferred revenue, is based on an assumption that the customer will purchase the minimum amount of future service necessary to obtain the maximum award credits available. The deferred revenue is recognized as revenue proportionately as the future services are delivered to the customer or when the loyalty points expire.

Cash received in advance from customers is recorded as customer advances and deposits. The unused cash balances remaining in customers’ accounts are included as our liability. Deferred revenue is recorded when services are provided before the other revenue recognition criteria set forth in ASC 605-10 are fulfilled.

We operate an online game platform, on which registered users can access games provided by online-game developers. The rights and obligations set out in the arrangement between the online-game developer and us indicate that we are an agent whereas the online-game developers are the principal for being the primary obligors in the arrangement. As a result, we recognize the shared revenue on a net basis, based on the ratios pre-determined with the online game developers when all the revenue recognition criteria set forth in ASC 605-10 are met, which is generally when users purchase virtual currencies issued by the game developers through our payment channel. The revenues recognized were not significant in each of the years presented.

Share-based Compensation

We account for share-based compensation in accordance with ASC subtopic 718-10, or ASC 718-10, Compensation-Stock Compensation: Overall. Under the provisions of ASC 718-10, share-based compensation cost is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (BSM) option-pricing model and is recognized as expense over the requisite service period. The BSM model requires various highly judgmental assumptions including volatility and expected option life. Volatility is measured using historical daily price changes of our ADSs over the respective expected life of the option. Expected option life is the number of years that we estimate, based on the vesting and contractual terms and employee demographics. If any of the assumptions used in the BSM model change significantly, share-based compensation expenses may differ materially in the future from that recorded in the current period.

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

ASC subtopic 740-10, or ASC 740-10, Income Taxes: Overall, contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740-10. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

We make assumptions, judgments and estimates in the recognition and measurement of a tax position taken or expected to be taken in a tax return. These judgments, assumptions and estimates take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts of unrecognized, uncertain tax positions, if any, provided or to be provided for in our consolidated financial statements. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. In general, PRC and Japanese tax authorities have up to five and seven years, respectively, to conduct examination on our tax filings. Accordingly, our PRC subsidiaries’ and affiliated entities’ tax filings for the tax years 2007 to 2010 and our Japanese subsidiary’s tax filings for the tax years 2007 to 2010 remain open to examination by the respective taxing jurisdictions.

Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, and thus materially impact our financial position and results of operations. We do not believe that net deferred tax assets related with our Japan operations are more likely than not to be realized. Consequently, we have provided full valuation allowances on the related net deferred tax assets.

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

Impairment of Long-Lived Assets

We evaluate long-lived assets, such as property and equipment and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall. We assess the recoverability of an asset group based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different.

Impairment of Goodwill and Intangible Assets with Indefinite Life

We assess goodwill and non-amortized intangible assets for impairment in accordance with ASC subtopic 350-20, or ASC 350-20, Intangibles — Goodwill and Other: Goodwill, which requires that goodwill and non-amortized intangible assets be tested for impairment at the “reporting unit level” at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. Intangible assets with an indefinite useful life are not amortized. In accordance with this policy, one of the domain name assets, which was acquired in July 2006, and the “Baidu” trademark are not subject to amortization, as the remaining useful life is indefinite. Based on our business activities and operational management perspective, we have determined that there is only one reporting unit. Goodwill and non-amortized intangible assets were tested for impairment in the annual impairment tests on December 31 in each of the years 2008, 2009 and 2010 using the two-step process required by ASC 350-20. First, we reviewed the carrying amount of the reporting unit compared to the “fair value” of the reporting unit based on quoted market prices of our ordinary shares. If such comparison reflected potential impairment, we would then prepare the discounted cash flow analyses. Such analyses are based on cash flow assumptions that are consistent with the plans and estimates being used to manage the business. Cash flow assumptions include estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit. An excess of the carrying value of the goodwill over the fair value of the goodwill would indicate that the goodwill may be impaired. Finally, if we determined that goodwill may be impaired, the “implied fair value” of the goodwill, as defined by ASC 350-20, would be compared to its carrying amount to determine the impairment loss, if any. There has been no impairment of goodwill in any of the years presented.

Impairment of Long-term Investments

Our long-term investments consist of cost method investments, equity method investments and available-for-sale securities. Our long-term investments primarily focus on the privately-held companies.

We periodically review our cost method investments and equity method investments for impairment. If we conclude that any of such investments are impaired, we will assess whether such impairment is other-than-temporary. Factors we consider to make such determination include the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. If any impairment is considered other-than-temporary, an impairment loss is recognized in the consolidated statements of income equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made.

Our long-term investments in available-for-sale securities are the debt security investments. Our available-for-sale debt securities are reported at fair value, and we do not intend to sell the security and it is not more likely than not that we will be required to sell the securities before recovery of their amortized cost basis less any current-period credit loss. If we determine a decline in fair value is other-than-temporary, the amount of the total other-than-temporary impairment related to the credit loss shall be recognized in earnings and the amount of the total other-than-temporary impairment related to other factors shall be recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the other-than-temporary impairment recognized in earnings shall become the new amortized basis of the investment. That new amortized cost basis shall not be adjusted for subsequent recoveries in fair value.

The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary.

Recent Accounting Pronouncements

In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC sub-topic 605-25 (“ASC 605-25”), Revenue Recognition: Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. This standard addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. This standard establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimated selling price. This standard also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. This standard makes clear that the objective of determining the best estimate of selling price is to identify the price at which the entity would transact if the deliverable were sold on a standalone basis. In making this estimate, entities should consider all reasonably available information, including both market data and conditions and entity-specific factors, when estimating the selling price. Changes in these estimates and assumptions could affect the determination of the best estimate of selling price of a deliverable and the amount of revenue recognized. In addition, this standard significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This standard is effective for fiscal years beginning after June 15, 2010 and to be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. We will adopt ASU 2009-13 beginning January 1, 2011 and we are in the process of assessing the impact of the adoption of the standard on its consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-13 (“ASU 2010-13”), Compensation-Stock Compensation (ASC 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The objective of this standard is to address the classification of an employee share-based payment award with an exercise price dominated in the currency of a market in which the underlying equity security trades. ASC 718 provides guidance on the classification of a share-based payment award as either equity or liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 provides amendments to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this standard are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 31, 2010. Early application is permitted. We do not expect the adoption of ASU 2010-13 will have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28 (“ASU 2010-28”), Intangibles — Goodwill and Other (ASC 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The objective of this standard is to address questions about entities with reporting units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally are greater than zero. The amendments in this standard modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. We do not expect the adoption of ASU 2010-28 will have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29 (“ASU 2010-29”), Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASC 805”). The objective of this standard is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. This standard specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This standard also expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This standard is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. We do not expect the adoption of ASU 2010-29 will have a material impact on our consolidated financial statements.

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

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(In thousands)

Net cash generated from operating activities	1,741,637	2,264,484	4,700,481	712,194
Net cash used in investing activities	(661,102)	(536,069)	(1,217,522)	(184,473)
Net cash generated from (used in) financing activities	(35,637)	95,093	124,751	18,902
Effect of exchange rate changes on cash	(37,889)	(741)	(6,110)	(926)

Net increase in cash and cash equivalents	1,007,009	1,822,767	3,601,600	545,697

Cash and cash equivalents at beginning of the period	1,350,600	2,357,609	4,180,376	633,390
Cash and cash equivalents at end of the period	2,357,609	4,180,376	7,781,976	1,179,087

Operating Activities

Net cash generated from operating activities increased to RMB4.7 billion (US$712.2 million) in 2010 from RMB2.3 billion in 2009. This increase was mainly attributable to several factors, including (i) the substantial increase in net income to RMB3.5 billion (US$534.1 million) in 2010 from RMB1.5 billion in 2009; (ii) the increase in add-back of non-cash expenses, mainly consisting of depreciation expenses; and (iii) the increases in customer advance, deferred revenues and accounts payable.

Net cash generated from operating activities increased to RMB2.3 billion in 2009 from RMB1.7 billion in 2008. This increase was mainly attributable to several factors, including (i) the substantial increase in net income to RMB1.5 billion in 2009 compared to net income of RMB1.0 billion in 2008; (ii) the increase in add-back of non-cash expenses, mainly consisting of share-based compensation and depreciation expenses; and (iii) the increases in customer advance, deferred revenues and accounts payable.

Investing Activities

Net cash used in investing activities increased from RMB536.1 million in 2009 to RMB1.2 billion (US$184.5 million) in 2010, primarily due to the acquisition of fixed assets and long-term investments.

Net cash used in investing activities decreased from RMB661.1 million in 2008 to RMB536.1 million in 2009, primarily due to less spending on acquisition of fixed assets and construction of Baidu Campus.

Financing Activities

Net cash flow generated from financing activities was RMB124.8 million (US$18.9 million) in 2010, compared to a net cash flow of RMB95.1 million generated from financing activities in 2009, primarily due to the increase in proceeds from the long-term lines of credit.

Net cash flow generated from financing activities was RMB95.1 million in 2009, compared to a net cash flow           used in financing activities in 2008, primarily due to the receipt of cash payments previously made by us, plus pre-determined premiums, in two structured share repurchase transactions in 2009.

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

Capital Expenditures

We made capital expenditures of RMB417.9 million, RMB399.3 million, and RMB895.3 million (US$135.7 million) in 2008, 2009 and 2010, respectively, representing 13.1%, 9.0% and 11.3% of our total revenues, respectively. In 2010, our capital expenditures were used primarily to purchase servers, network equipment and other computer hardware for our business. We funded our capital expenditures primarily with net cash flow generated from operating activities.

In late 2005, we entered into an agreement to acquire the land use right in Beijing to build our new corporate headquarters. We made a total payment of RMB97.6 million for the land use right. The construction and renovation of our new corporate headquarters were completed in 2009, and we moved into the new building in November 2009. Our capital expenditures in connection with the construction and renovation of our new office building were RMB172.3 million in 2008, RMB209.2 million in 2009 and RMB38.7 million (US$5.9 million) in 2010, excluding payment for the land use right. Our capital expenditures may increase substantially in the near term as our business continues to grow and as we expand and improve our network infrastructure.

C.	Research and Development

We have a team of experienced engineers who are mostly based at our headquarters in Beijing. We recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We have also recruited experienced engineers from overseas. We compete aggressively for engineering talent to help us address challenges such as Chinese language processing, information retrieval and high performance computing. In each of the three years ended December 31, 2008, 2009 and 2010, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB286.3 million, RMB422.6 million and RMB718.0 million (US$108.8 million), representing 9.0%, 9.5% and 9.1% of our total revenues for 2008, 2009 and 2010, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2010:

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In RMB thousands)

Long-Term Debt Obligation(1)	95,886	—	95,886	—	—
Operating Lease Obligations(2)	849,815	259,927	323,023	187,116	79,749
Capital Commitments(3)	168,402	168,402	—	—	—
Total	1,114,103	428,329	418,909	187,116	79,749

(1)	On October 27, 2010, Baidu Netcom entered into a loan facility agreement with the Export-import Bank of China to finance some of its government-sponsored research projects, at the annual interest rate of 5.60%, with respect to which the government will provide a cash subsidy that amounts to approximately the interest payment of the loan drawn under the facility. The aggregate principal amount of the unsecured bank facility amounts to RMB140.0 million (US$21.2 million) and may be borrowed anytime within three years. As of December 31, 2010, Baidu Netcom borrowed RMB86.0 million (US$13.0 million) under the facility, and the total interest to be paid is RMB9.9 million.

(2)	Operating lease obligations represent the lease obligations for our premises and bandwidth obligations.

(3)	Capital commitments relate primarily to expenditures on computer equipments and the consideration in relation to a business combination that will be closed in 2011.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet under U.S. GAAP.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title

Robin Yanhong Li	42	Chairman and Chief Executive Officer
Jennifer Li	43	Chief Financial Officer
William I. Chang	47	Chief Scientist
William Decker	64	Independent Director
James Ding	46	Independent Director
Nobuyuki Idei	73	Independent Director
Greg Penner	41	Independent Director

Robin Yanhong Li is a co-founder of our company.  Mr. Li has served as our chairman of the board since our inception in January 2000 and as our chief executive officer since January 2004. Mr. Li served as our president from February 2000 to December 2003. Prior to founding our company, Mr. Li worked as a staff engineer for Infoseek, a pioneer in the Internet search engine industry, from July 1997 to December 1999. Mr. Li was a senior consultant for IDD Information Services from May 1994 to June 1997. Mr. Li currently serves as an independent director of New Oriental Education & Technology Group Inc. Mr. Li also acts as the vice chairman of the Internet Society of China (ISC). Mr. Li received a bachelor’s degree in information science from Peking University in China and a master’s degree in computer science from the State University of New York at Buffalo.

Jennifer Li has served as our chief financial officer since March 2008. Prior to joining our company, Ms. Li served as controller of General Motors Acceptance Corporation’s North American Operations from 2005 to 2008. Prior to GMAC, Ms. Li worked at General Motors China, where she was responsible for overseeing finance functions of General Motors’ wholly owned and joint venture businesses in China from 2001 to 2004, with the last post as its chief financial officer. From 1994 to 2001, she held several other finance positions at General Motors in Canada, the United States and Singapore. Ms. Li has been serving as a director of Philip Morris International, Inc. since May 2010. Ms. Li has been recognized by the Wall Street Journal, the Financial Times and Forbes as one of “Asia’s Most Watched Women” and one of the “Top 50 Women in the World to Watch.” Ms. Li holds an MBA degree from the University of British Columbia in Vancouver, B.C., Canada and a bachelor of arts degree from Tsinghua University in China.

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

William Decker has served as our independent director since October 2005. Mr. Decker currently serves as an independent director and the chairman of the audit committee of VisionChina Media Inc., a Nasdaq-listed company that operates an out-of-home advertising network in China. He is a retired partner at PricewaterhouseCoopers LLP. Prior to his retirement in July 2005, Mr. Decker was the partner in charge of PricewaterhouseCoopers LLP’s Global Capital Markets Group. He led a team of more than 300 professionals in 25 countries that provided technical support to non-U.S. companies on SEC regulations and U.S. GAAP reporting and assistance with the Sarbanes-Oxley Act compliance work. Mr. Decker received a bachelor’s degree in accounting from Fairleigh Dickinson University in New Jersey.

James Ding has served as our independent director since our initial public offering in August 2005. Mr. Ding is a managing director of GSR Ventures, a venture capital fund that invests primarily in early and growth stage technology companies with substantial operations in China. He also has served as the co-chairman of the board of directors of AsiaInfo-Linkage Inc., a Nasdaq-listed company, since April 2003 and has served as a member of the board of AsiaInfo-Linkage since its inception. He served as AsiaInfo-Linkage’s chief executive officer from May 1999 to April 2003. He was AsiaInfo-Linkage’s senior vice president for business development and chief technology officer from 1997 to 1999. Mr. Ding received a master’s degree in information science from the University of California, Los Angeles and a bachelor’s degree in chemistry from Peking University in China.

Nobuyuki Idei has served as our independent director since June 2007. An experienced director, Mr. Idei also currently serves as chairman of the advisory board of Sony Corporation, director of Accenture, director of FreeBit Co, Ltd., and chairman of the National Conference on Fostering Beautiful Forests in Japan. Mr. Idei is founder and CEO of Quantum Leaps Corporation, a specialist consultancy that advises private and public institutions on the changing role of technology in the 21st century. From 2000 to 2005, Mr. Idei was chairman and CEO of Sony Corporation. Prior to that, he held a range of leadership positions at Sony including general manager of the audio division, senior general manager of the home video group, and president and representative director. Mr. Idei has also served in a number of other advisory positions including as counselor to the Bank of Japan, member of Japan’s national IT Strategy Council, and as vice chairman of Nippon Keidanren. Mr. Idei received a bachelor of science degree in economics and politics from Waseda University in Tokyo.

Greg Penner has served as our director since July 2004. Mr. Penner is a general partner at Madrone Capital Partners, an investment management firm based in Menlo Park, California. From 2002 to 2004, he was the senior vice president and chief financial officer of Wal-Mart Japan. From 2000 to 2002, Mr. Penner was senior vice president of finance and strategy for Walmart.com. From 1997-2000, Mr. Penner was a general partner at Peninsula Capital, an early stage venture capital fund. Previously, he worked in strategic planning at Wal-Mart Stores, Inc. and corporate finance at Goldman, Sachs & Co. In addition to Baidu, Mr. Penner also serves as a director of Wal-Mart

Stores, Inc., Hyatt Hotels Corporation, eHarmony.com and 99Bill Corporation. He is also a director of the Charter Growth Fund and sits on the board of Teach for America. Mr. Penner received a bachelor’s degree in international economics from the School of Foreign Service at Georgetown University and an M.B.A. degree from the Stanford Graduate School of Business.

B.	Compensation

In 2010, we paid an aggregate of approximately RMB5.2 million (US$0.78 million) in cash compensation and granted options to purchase an aggregate of 3,637 Class A ordinary shares and 2,210 restricted Class A ordinary shares to our executive officers as a group. We also paid an aggregate of approximately RMB0.9 million (US$0.1 million) in cash compensation to our non-executive directors as a group. We granted 2,478 restricted Class A ordinary shares to our non-executive directors in 2010. Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Our board of directors and shareholders approved the issuance of up to 5,040,000 ordinary shares upon exercise of awards granted under our 2000 option plan. As of December 31, 2010, an aggregate of 94,660 Class A ordinary shares were issuable upon exercise of outstanding awards granted under our 2000 option plan. At the annual general meeting held on December 16, 2008, our shareholders approved a new 2008 share incentive plan, which has reserved an additional 3,428,777 Class A ordinary shares for awards to be granted pursuant to its terms. As of December 31, 2010, options to purchase an aggregate of 19,272 Class A ordinary shares and an aggregate of 34,981 restricted shares had been granted under the 2008 share incentive plan.

The following table summarizes, as of December 31, 2010, the outstanding options and restricted shares that we granted to our current directors and executive officers and to other individuals as a group under our 2000 option plan and 2008 share incentive plan.

	Ordinary Shares
	Underlying
	Outstanding		Exercise Price
Name	Options		(US$/Share)	Grant Date	Expiration Date

Robin Yanhong Li	14,000		49.25	February 15, 2006	February 15, 2011
	15,000		124.90	January 24, 2007	January 24, 2012
	20,000		133.86	February 11, 2009	February 11, 2014
	1,412	(1)	—	January 27, 2010	N/A
Jennifer Li	*	(1)	—	April 16, 2008	N/A
	*		133.86	February 11, 2009	February 11, 2014
	*		424.36	January 27, 2010	January 26, 2015
	*	(1)	—	January 27, 2010	N/A
William I. Chang	*		124.90	January 24, 2007	January 24, 2012
William Decker	*	(1)	—	January 27, 2010	N/A
James Ding	*	(1)	—	January 27, 2010	N/A
Nobuyuki Idei	*		183.23	January 10, 2008	July 25, 2012
	*	(1)	—	January 27, 2010	N/A
Greg Penner	*	(1)	—	January 27, 2010	N/A
Other individuals as a group	72,277		—	—	—

*	The options and restricted shares in aggregate held by each of these directors and officers represent less than 1% of our total outstanding shares.

(1)	Restricted shares.

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

Board of Directors

Our board of directors has five directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. The remuneration to be paid to the directors is determined by the board of directors. There is no age limit requirement for directors.

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

In 2010, our audit committee held meetings or passed resolutions by unanimous written consent six times.

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

In 2010, our compensation committee passed resolutions by unanimous written consent four times.

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

In 2010, our corporate governance and nominating committee passed resolutions by unanimous written consent once.

Terms of Directors and Executive Officers

All directors hold office until their successors have been duly elected and qualified. None of our directors is subject to a fixed term of office. In addition, the service agreements between us and the directors do not provide benefits upon termination of their services. Director nomination is subject to the approval of our corporate governance and nominating committee. Our shareholders may remove any director by ordinary resolution and may in like manner appoint another person in his stead. A valid ordinary resolution requires a majority of the votes cast at a shareholder meeting that is duly constituted and meets the quorum requirement. Officers are elected by and serve at the discretion of the board of directors.

D.	Employees

We had 6,387, 7,353 and 10,887 employees as of December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, we had 549 employees in management and administration, 3,645 employees in research and development, 795 employees in operation and service, and 5,898 employees in sales and marketing. As of December 31, 2010, we had 6,837 employees in Beijing, 4,014 employees outside Beijing but within China, and 36 employees outside China. We also hire temporary employees and contractors from time to time. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our Business — We may not be able to manage our expanding operations effectively.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2010 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

See “— B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Shares Beneficially Owned
Directors and Executive Officers:	Number(1)	%(2)

Robin Yanhong Li(3)	5,602,679	16.1%
Jennifer Li(4)	*	*
William Chang(5)	*	*
William Decker(6)	*	*
James Ding(7)	*	*
Nobuyuki Idei(8)	*	*
Greg Penner(9)	350,970	1.0%
All Directors and Executive Officers as a Group(10)	5,974,881	17.1%
Principal Shareholders:
Handsome Reward Limited(11)	5,490,000	15.8%
Baillie Gifford & Co (Scottish partnership)(12)	2,621,936	7.5%

*	Less than 1% of our total outstanding shares.

(1)	The number of shares beneficially owned by each named director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested or will vest within 60 days after December 31, 2010, and restricted shares held by such person that will vest within 60 days after December 31, 2010. The options and restricted shares were granted under our 2000 option plan or 2008 share incentive plan.

(2)	Percentage of beneficial ownership of each named director and executive officer is based on 34,849,672 ordinary shares (consisting of 27,045,340 Class A ordinary shares and 7,804,332 Class B ordinary shares) of our company outstanding as of December 31, 2010, the number of ordinary shares underlying options that have vested or will vest within 60 days after December 31, 2010, and the number of restricted shares that will vest within 60 days after December 31, 2010, each as held by such person as of that date.

(3)	Includes (i) 37,665 Class A ordinary shares held by Mr. Li, (ii) 35,249 Class A Ordinary Shares in the form of ADSs held in the brokerage account of the administrator of our employee stock option program, (iii) 39,000 Class A ordinary shares issuable upon exercise of options held by Mr. Li within 60 days after the date of December 31, 2010, (iv) 765 Class A Ordinary Shares issuable upon vesting of restricted shares within 60 days after the date of December 31, 2010, and (v) 5,490,000 Class B ordinary shares held by Handsome Reward Limited, a company wholly owned and controlled by Mr. Li. Excludes 1,676,667 Class B ordinary shares held by Melissa Ma, Mr. Li’s wife, of which Mr. Li disclaims beneficial ownership. The business address for Mr. Li is c/o Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.

(4)	The business address for Ms. Li is c/o Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.

(5)	The business address for Mr. Chang is c/o Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.

(6)	The address of Mr. Decker is 24 Nordic Way, Saranac Lake, NY, 12983, USA.

(7)	The business address of Mr. Ding is 4/F, Zhongdian Information Tower No. 6 Zhongguancun South Street, Haidian District, Beijing 100086, PRC.

(8)	The business address of Mr. Idei’s address is Tokyo Ginko Kyoukai Building 16F,1-3-1, Marunouchi, Chiyoda-ku, Tokyo, 100-0005, Japan.

(9)	Includes (i) 50,000 Class A ordinary shares in the form of ADSs held by Mr. Penner, (ii) 650 restricted shares, (iii) 100,000 Class A ordinary shares in the form of ADSs held by Madrone Partners, LP, a fund for which Mr. Penner serves as a managing member of the sole manager, (iv) 320 Class A Ordinary Shares issuable upon vesting of restricted shares within 60 days after the date of December 31, 2010 and (v), 200,000 Class B ordinary shares held by Shimoda Holdings, LLC. Mr. Penner disclaims beneficial ownership of the shares held by Madrone Partners, LP, except to the extent of his pecuniary interest therein. The business address for Mr. Penner is 3000 Sand Hill Road, Building 1, Suite 150, Menlo Park, California 94025, U.S.A.

(10)	Includes ordinary shares, ordinary shares issuable upon exercise of options and restricted shares, held by all of our directors and executive officers as a group.

(11)	Represents 5,490,000 Class B ordinary shares held by Handsome Reward Limited, a British Virgin Island company wholly owned and controlled by Mr. Robin Yanhong Li. The business address of Handsome Reward Limited is c/o Robin Yanhong Li, Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.

(12)	Represents 2,621,936 Class A ordinary shares in the form of ADSs held by Baillie Gifford & Co (Scottish partnership), as reported on Schedule 13G filed by Baillie Gifford & Co (Scottish partnership) on January 25, 2011. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of December 31, 2010. The address of Baillie Gifford & Co (Scottish partnership) is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

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

As of December 31, 2010, 34,849,672 of our ordinary shares were issued and outstanding. To our knowledge, approximately 78.7% of our total outstanding ordinary shares were held by six record shareholders in the United States, including approximately 77.5% held by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions

See “Item 4.C. Information on the Company — Organizational Structure — Contractual Arrangements with Baidu Netcom and Its Shareholders,” “— Contractual Arrangements with Beijing Perusal and Its Shareholders,’’ “— Contractual Arrangements with BaiduPay and Its Shareholder,” and “— Contractual Arrangements with Baidu HR and Its Shareholder.”

Our subsidiaries, variable interest entities, or VIEs, and VIEs’ subsidiaries have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation.

As of December 31, 2008, 2009 and 2010, we had RMB10.7 million, nil, and RMB98.7 million (US$14.9 million) due from related parties. The amounts due from related parties generally represent payments due from advertising services and borrowings provided by us to our equity investees. These amounts due from our equity investees, are unsecured, and repayable on contract terms, which arose in the ordinary course of business. The amounts outstanding as of December 31, 2010 and March 29, 2011 were RMB98.7 million (US$14.9 million) and RMB98.7 million (US$14.9 million), respectively.

As of December 31, 2008, 2009 and 2010, we had nil, nil, and RMB95.7 million (US$14.5 million) due to related parties. The amounts due to related parties represents unsecured and interest free short-term loans provided by our equity investees, which arose in the ordinary course of business. The amounts outstanding as of December 31, 2010 and March 29, 2011 were RMB95.7 million (US$14.5 million) and RMB95.7 million (US$14.5 million), respectively.

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

As of December 31, 2010, we were involved in 50 cases pending in various PRC courts, including the cases summarized below. The aggregate amount of compensation sought under these cases is approximately RMB132.9 million (US$20.1 million).

In March 2008, we received complaints filed by three record companies against us, alleging, among other things, that we have aided illegal online copying of music by providing links to pirated music. In January 2010, the

First Intermediate People’s Court of Beijing, in separately issued rulings, dismissed the complaints filed by the three record companies. Applying the Protection of the Right of Communication through Information Network, which was promulgated by the State Council and became effective on July 1, 2006, the court held that the record companies’ claims lacked factual and legal basis. The plaintiffs have filed appeals with the High People’s Court of Beijing. In December 2009, the Haidian District People’s Court in Beijing issued a ruling against us in a lawsuit filed by the Music Copyright Society of China. In the ruling, the court held that our display of certain song lyrics in response to users’ search requests constituted infringement of the plaintiff’s rights of communication through information network, and ordered us to pay for the plaintiff’s damages and litigation related expenses. We appealed the court’s ruling with the First Intermediate People’s Court of Beijing. On July 19, 2010, the First Intermediate People’s Court of Beijing ruled in the plaintiff’s favor, and upheld the award for the plaintiff. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our Business — We may face intellectual property infringement claims and other related claims that could be time-consuming and costly to defend and may result in our inability to continue providing certain of our existing services.”

In January 2009, we received a complaint filed by a medical company alleging that we had violated the new PRC Anti-Monopoly Law by abusing our dominant market position to screen out the website of the medical company. In December 2009, the First Intermediate People’s Court of Beijing issued a ruling dismissing all the claims made by the plaintiff. In the ruling, the court held, among other things, that the plaintiff’s allegation that we have abused dominant market position as defined in the Anti-Monopoly Law lacks factual and legal support. The plaintiff filed an appeal with the High People’s Court of Beijing. On July 9, 2010, the High People’s Court of Beijing upheld the First Intermediate People’s Court’s ruling in favor of us. The plaintiff has not filed any further appeals. Because the Anti-Monopoly Law is still new, and there have been very few court rulings and no judicial or administrative interpretations on certain key concepts used in the law, there is no assurance that a court would reach the same conclusion in a similar case against us in the future.

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

Our ADSs have been listed on The NASDAQ Global Market since August 5, 2005. Our ADSs currently trade on The NASDAQ Global Select Market under the symbol “BIDU.” Prior to May 12, 2010, one ADS represented one Class A ordinary share. On May 12, 2010, we effected a change of the ADS to Class A ordinary share ratio from 1 ADS representing 1 Class A ordinary share to 10 ADSs representing 1 Class A ordinary share. The ratio change has the same effect as a 10-for-1 ADS split.

The following table provides the high and low trading prices for our ADSs on the NASDAQ for (1) the years 2006, 2007, 2008, 2009 and 2010, (2) each of the four quarters of 2009 and 2010 and (3) each of the past six months. For ease of comparison, the ADS prices before May 12, 2010 have been retroactively adjusted to reflect the ADS to Class A ordinary share ratio change that took effect on May 12, 2010.

	Sales Price
	High	Low

Annual High and Low
2006	12.87	4.44
2007	42.92	9.28
2008	39.77	10.05
2009	44.33	10.50
2010	115.04	38.47
Quarterly Highs and Lows
First Quarter 2009	19.77	10.50
Second Quarter 2009	31.03	17.10
Third Quarter 2009	40.80	26.80
Fourth Quarter 2009	44.33	35.30
First Quarter 2010	62.85	38.47
Second Quarter 2010	82.29	59.68
Third Quarter 2010	107.19	65.90
Fourth Quarter 2010	115.04	94.33
Monthly Highs and Lows
September 2010	107.19	79.90
October 2010	113.78	95.12
November 2010	115.04	103.11
December 2010	112.08	94.33
January 2011	109.92	97.58
February 2011	131.63	112.95
March 2011 (through March 28, 2011)	136.30	133.40

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the NASDAQ since August 5, 2005 under the symbol “BIDU.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our third amended and restated memorandum and articles of association, as well as the Companies Law (2010 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2010 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

Our board of directors may, in their absolute discretion (except with respect to a transfer from a shareholder to its affiliate(s)), decline to register any transfer of shares without assigning any reason thereof. If our board of directors refuses to register a transfer they shall notify the transferee within two months of such refusal. Notwithstanding the foregoing, if a transfer complies with the holder’s transfer obligations and restrictions set forth under applicable law (including but not limited to U.S. securities law provisions related to insider trading) and our articles of association, our board of directors shall promptly register such transfer. Further, any director is authorized to confirm in writing addressed to the registered office to authorize a share transfer and to instruct that the register of members be updated accordingly, provided that the transfer complies with the holder’s transfer obligations and restrictions set forth under applicable law and our articles of association and such holder is not the director who authorizes the transfer or an entity affiliated with such director. Any director is authorized to execute a share certificate in respect of such shares for and on behalf of our company.

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

Preferred Shares

Our board of directors has the authority, without shareholder approval, to issue up to a total of 10,000,000 shares of preferred shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may set the designations, preferences, powers and other rights of the shares of a series of preferred shares. While the issuance of preferred shares provides us with flexibility in connection with possible acquisitions or other corporate purposes, it could, among other things, have the effect of delaying, deferring or preventing a change of control transaction and could adversely affect the market price of our ADSs. We have no current plan to issue any preferred shares.

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

Cayman Islands Taxation

According to Maples and Calder, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

If we are considered a PRC resident enterprise under the EIT Law, our shareholders and ADS holders who are deemed non-resident enterprises may be subject to the 10% EIT on the dividends payable by us or any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from China, provided that (i) such foreign enterprise investor has no establishment or premises in China, or (ii) it has establishment or premises in China but its income derived from China has no real connection with such establishment or premises. Furthermore, if we are considered a PRC resident enterprise and relevant PRC tax authorities consider the dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the PRC, such dividends and gains earned by non-resident individuals may be subject to the 20% PRC individual income tax.

If we are required under the PRC tax laws to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADS holders, or if any gains realized from the transfer of our shares or ADSs by our non-PRC shareholders and ADS holders are subject to the EIT or the individual income tax, your investment in our shares or ADSs could be materially and adversely affected.

United States Federal Income Taxation

The following discussion describes certain material United States federal income tax considerations under present law of the purchase, ownership and disposition of the ADSs or ordinary shares. This summary applies only to investors that are U.S. Holders (as defined below) and that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Form 20-F and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below.

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

The discussion below of the United States federal income tax consequences will apply if you are a “U.S. Holder.” You are a “U.S. Holder” if you are the beneficial owner of ADSs or ordinary shares and you are, for United States federal income tax purposes,

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

With respect to non-corporate U.S. Holders (including individual U.S. Holders) for taxable years beginning before January 1, 2013, dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and the PRC, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met, and (4) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the Nasdaq Global Market will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

Passive Foreign Investment Company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2010, we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes. However, our PFIC status for the current taxable year ending December 31, 2011 will not be determinable until its close, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in tax years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a U.S. financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

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

We had RMB376.5 million (US$57.0 million) short-term investments as of December 31, 2010, with a weighted average duration of approximately 0.1 year. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of approximately RMB0.4 million (US$0.1 million) in the fair value of our fixed-income investments at December 31, 2010.

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

The RMB appreciated by 3.31% against the U.S. dollar in 2010. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in a decrease of RMB32.1 million (US$4.9 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2010.

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

Persons depositing or
withdrawing shares must pay:	For:

US$5.00 (or less) per 1,000 ADSs (or portion of 1,000 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.02 (or less) per ADS	• Any cash distribution to registered ADS holders
A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to registered ADS holders
US$0.02 (or less) per ADS per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2010, we have received US$3.5 million (subject to applicable withholding tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2010, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	2009		2010

Audit fees(1)	US$	917,066	US$	1,082,121
Audit-related fees		—		—
Tax fees(2)	US$	9,523	US$	9,848
All other fees		—		—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements. In 2009 and 2010, the audit refers to integrated audit, including financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning. In 2009 and 2010, the tax fees refer to fees paid to our principal auditors to review the compliance of our tax documentation.

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

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2010. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Baidu, Inc. and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit
Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 99.2 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)
2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 1 of the prospectus filed with the Securities and Exchange Commission on January 5, 2009 pursuant to Rule 424(b)(3) under the Securities Act)
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of Amendment No. 5 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on August 2, 2005)
2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.1	Second Amended and Restated Shareholders Agreement, dated as of June 9, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.2	2000 Option Plan (amended and restated effective December 16, 2008) (incorporated by reference to Exhibit 99.3 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)
4.3	2008 Share Incentive Plan (incorporated by reference to Exhibit 99.4 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)
4.4	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

Exhibit
Number	Description of Document

4.5	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.6	Translation of Technology Consulting and Services Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.2 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.7	Translation of Business Cooperation Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.3 of our Registration Statement on Form F-1 (file no. 333-126534)
filed with the Securities and Exchange Commission on July 12, 2005)
4.8	Translation of Operating Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.9	Translation of Software License Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.5 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.10	Translation of Trademark License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of January 18, 2005 (incorporated by reference to Exhibit 99.6 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.11	Translation of Domain Name License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 99.7 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.12	Translation of Web Layout Copyright License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of August 9, 2004 (incorporated by reference to Exhibit 99.8 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.13	Translation of Proxy Agreement dated as of August 9, 2004 among Baidu Online, Baidu Netcom, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.9 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.14	Translation of Equity Pledge Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.10 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.15	Translation of Exclusive Equity Purchase Option Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.11 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.16	Translation of Loan Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.12 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
4.17	Translation of Form of Irrevocable Powers of Attorney issued by the shareholders of Baidu Netcom (incorporated by reference to Exhibit 99.13 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

Exhibit
Number		Description of Document

4.18		Translation of the form of Technology Consulting and Services Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)
4.19		Translation of the form of Operating Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)
4.20		Translation of the form of Web Layout Copyright License Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)
4.21		Translation of the form of Proxy Agreement among Baidu Online, a consolidated affiliated PRC entity and the shareholders of the consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.22 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)
4.22		Translation of the form of Equity Pledge Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)
4.23		Translation of the form of Exclusive Equity Purchase Option Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)
4.24		Translation of the form of Loan Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)
4	.25*	Translation of the Technology Consulting and Services Agreement dated as of June 23, 2006 between Baidu Online and Beijing Perusal
4	.26*	Translation of the Operating Agreement dated as of June 23, 2006 between Baidu Online, Beijing Perusal, Jiping Liu and Yazhu Zhang and the supplementary agreement dated as of April 22, 2010
4	.27*	Translation of the Webpage Layout Copyright License Agreement dated as of June 23, 2006 between Baidu Online and Beijing Perusal
4	.28*	Translation of the Proxy Agreement dated as of June 23, 2006 among Jiping Liu, Yazhu Zhang and Baidu Online
4	.29*	Translation of the Equity Pledge Agreements between Baidu Online and Jiping Liu, and between Baidu Online and Yazhu Zhang, both dated as of June 19, 2006
4	.30*	Translation of the Exclusive Equity Purchase Option Agreements between Baidu Online, Jiping Liu and Beijing Perusal, and between Baidu Online, Yazhu Zhang and Beijing Perusal, both dated as of May 19, 2006, and supplemental agreements dated as of April 22, 2010
4	.31*	Translation of Form of Irrevocable Powers of Attorney issued by Jiping Liu and Yazhu Zhang, the shareholders of Baidu Perusal, both dated June 23, 2006
4	.32*	Translation of the Loan Agreements between Baidu Online and Jiping Liu and between Baidu Online and Yazhu Zhang, both dated as of May 19, 2006
4	.33*	Translation of the Technology Consulting and Services Agreement dated as of February 28, 2008 between Baidu Online and BaiduPay and the supplementary agreement dated as of April 22, 2010
4	.34*	Translation of the Operating Agreement dated as of February 28, 2008 between Baidu Online, BaiduPay, Jun Yu and Beijing Netcom and the supplementary agreement dated as of April 22, 2010
4	.35*	Translation of the Webpage Layout Copyright License Agreement dated as of February 28, 2008 between Baidu Online and BaiduPay
4	.36*	Translation of the Proxy Agreement between Hu Cai and Baidu Online, dated as of March 5, 2010
4	.37*	Translation of the Equity Pledge Agreement between Baidu Online and Hu Cai, dated March 5, 2010

Exhibit
Number		Description of Document

4	.38*	Translation of the Exclusive Equity Purchase Option Agreement between Baidu Online, Hu Cai and BaiduPay, dated as of March 5, 2010
4	.39*	Translation of Form of Irrevocable Powers of Attorney issued by Hu Cai, the individual shareholder of BaiduPay, dated as of March 5, 2010
4	.40*	Translation of the Loan Agreement between Baidu Online and Hu Cai, dated March 5, 2010
4	.41*	Translation of the Technology Consulting and Services Agreement dated as of December 28, 2010 between Baidu HR and Baidu Online
4	.42*	Translation of the Operating Agreement dated as of December 28, 2010 between Baidu HR, Baidu Online and Yanhong Li
4	.43*	Translation of the Proxy Agreement between Yanhong Li and Baidu Online, dated December 28, 2010
4	.44*	Translation of the Equity Pledge Agreement between Yanhong Li and Baidu Online, dated December 28, 2010
4	.45*	Translation of the Exclusive Equity Purchase Option Agreement between Baidu HR, Baidu Online and Yanhong Li, dated December 28, 2010
4	.46*	Translation of the Loan Agreement between Baidu Online and Yanhong Li, dated December 28, 2010
4	.47*	Translation of the Trademark Transfer Agreement between Baidu Online and Baidu Netcom, dated March 1, 2010
4	.48*	Translation of the supplementary agreements, dated as of March 11, 2010 and April 22, 2010 to the Software License Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom
4	.49*	Translation of the supplementary agreements, dated March 1, 2010 and April 22, 2010 to the Trademark License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of January 18, 2005
4	.50*	Translation of the supplementary agreement dated as of March 1, 2010 to the Web Layout Copyright License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of August 9, 2004
4	.51*	Translation of the supplementary agreement dated April 22, 2010 to the Operating Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom
4	.52*	Translation of the supplementary agreement dated March 1, 2010 to the Domain Name License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004
4	.53*	Translations of the supplementary agreement dated April 22, 2010 to the Exclusive Equity Purchase Option Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu
4	.54*	Translation of the Baidu Pay-for-Performance Distributors Management Agreement between Baidu Online and Baidu Netcom, dated as of December 22, 2010
8	.1*	List of Subsidiaries and Consolidated Affiliated Entities
11.1		Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.14 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)
12	.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12	.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13	.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit
Number		Description of Document

15	.1*	Consent of Maples and Calder
15	.2*	Consent of Han Kun Law Offices
15	.3*	Consent of Ernst & Young Hua Ming
101	.INS***	XBRL Instance Document
101	.SCH***	XBRL Taxonomy Extension Schema Document
101	.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document
101	.DEF***	XBRL Taxonomy Extension Definition Linkbase Document
101	.LAB***	XBRL Taxonomy Extension Label Linkbase Document
101	.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith

***	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baidu, Inc.

By:	/s/ Robin Yanhong Li
Name:     Robin Yanhong Li

Title:	Chairman and Chief Executive Officer

Date: March 29, 2011

BAIDU, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Baidu, Inc.

We have audited the accompanying consolidated balance sheets of Baidu, Inc. (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baidu, Inc. as of December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Baidu, Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2011 expressed an unqualified opinion thereon.

Beijing, The People’s Republic of China
March 29, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Baidu, Inc.

We have audited Baidu, Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Baidu, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Baidu, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Baidu, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010 of Baidu, Inc., and our report dated March 29, 2011, expressed an unqualified opinion thereon.

Beijing, The People’s Republic of China
March 29, 2011

BAIDU, INC.

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		December 31,
	Notes	2009	2010	2010
		RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	2	4,180,376	7,781,976	1,179,087
Restricted cash	2	19,513	38,278	5,800
Short-term investments	3	381,149	376,492	57,044
Accounts receivable, net of allowance of RMB9,015 for 2009 and RMB2,223 (US$337) for 2010	4	161,610	296,900	44,985
Other assets, current	5	91,067	103,654	15,706
Due from related parties	16	—	98,660	14,948
Deferred tax assets, net	9	9,157	86,487	13,104

Total current assets		4,842,872	8,782,447	1,330,674

Non-current assets:
Fixed assets, net	6	997,557	1,622,412	245,820
Intangible assets, net	7	122,595	115,798	17,545
Goodwill	7	63,691	63,686	9,649
Long-term investments, net	3	14,308	287,968	43,632
Deferred tax assets, net	9	33,799	30,843	4,673
Other assets, non-current		82,153	145,285	22,013

Total non-current assets		1,314,103	2,265,992	343,332

TOTAL ASSETS		6,156,975	11,048,439	1,674,006

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	8	749,861	1,317,771	199,662
Customer advances and deposits		607,828	1,029,344	155,961
Deferred revenue		42,035	109,032	16,520
Due to related parties	16	—	95,700	14,500

Total current liabilities		1,399,724	2,551,847	386,643

Non-current liabilities:
Long-term payable for business acquisition		4,150	—	—
Deferred income		—	5,000	758
Loans payable, noncurrent	10	—	86,000	13,030

Total non-current liabilities		4,150	91,000	13,788

Total liabilities		1,403,874	2,642,847	400,431

Commitments and contingencies	12
Shareholders’ equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 26,298,960 shares and 27,045,340 shares issued and outstanding as at December 31, 2009 and 2010	13	11	12	2
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 8,454,332 shares and 7,804,332 shares issued and outstanding as at December 31, 2009 and 2010	13	4	3	—
Additional paid-in capital		1,426,070	1,557,258	235,948
Accumulated other comprehensive loss	13	(113,513)	(117,378)	(17,784)
Retained earnings	13	3,440,529	6,965,697	1,055,409

Total shareholders’ equity		4,753,101	8,405,592	1,273,575

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		6,156,975	11,048,439	1,674,006

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the Years Ended December 31,
	Notes	2008	2009	2010	2010
		RMB	RMB	RMB	US$

Revenues:
Online marketing services		3,194,461	4,445,310	7,912,869	1,198,920
Other services		3,791	2,466	2,205	334

Total revenues		3,198,252	4,447,776	7,915,074	1,199,254

Operating costs and expenses:
Cost of revenues		(1,155,457)	(1,616,236)	(2,149,288)	(325,650)
Selling, general and administrative		(659,804)	(803,988)	(1,088,980)	(164,997)
Research and development		(286,256)	(422,615)	(718,038)	(108,794)

Total operating costs and expenses		(2,101,517)	(2,842,839)	(3,956,306)	(599,441)

Operating profit		1,096,735	1,604,937	3,958,768	599,813

Other income:
Interest income		47,677	32,661	67,121	10,170
Foreign exchange (loss) gain, net		(1,920)	(42)	6	1
Loss from equity method investments		—	(229)	(8,965)	(1,359)
Other income, net		21,687	45,794	44,233	6,702

Total other income		67,444	78,184	102,395	15,514

Income before income taxes		1,164,179	1,683,121	4,061,163	615,327

Income taxes	9	(116,071)	(198,017)	(535,995)	(81,211)

Net income		1,048,108	1,485,104	3,525,168	534,116

Earnings per share for Class A and Class B ordinary shares:	14
Basic		30.63	42.96	101.28	15.35
Diluted		30.19	42.70	100.96	15.30
Earnings per ADS (1 Class A ordinary share equals 10 ADSs):	14
Basic		3.06	4.30	10.13	1.53
Diluted		3.02	4.27	10.10	1.53
Weighted average number of Class A and Class B ordinary shares outstanding
Basic		34,217,443	34,570,790	34,805,362	34,805,362
Diluted		34,717,489	34,776,366	34,917,835	34,917,835

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars)

	For the Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	1,048,108	1,485,104	3,525,168	534,116
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of fixed assets and others	268,593	306,281	431,099	65,318
Fixed assets written off	1,675	2,606	7,679	1,163
Amortization of intangible assets	12,121	10,729	10,252	1,553
Deferred tax assets, net	(13,814)	(10,839)	(74,374)	(11,269)
Share-based compensation	83,977	86,318	93,736	14,202
Provision (reversal) for doubtful accounts	4,980	493	(6,940)	(1,052)
Foreign exchange loss	1,157	—	—	—
Gain on investments	(5,739)	(8,181)	(41,193)	(6,241)
Impairment on long-term investments	7,986	—	—	—
Loss from equity method investments	—	229	8,965	1,359
Changes in operating assets and liabilities net of effects of acquisition:
Restricted cash	(4,562)	(14,951)	(18,765)	(2,843)
Accounts receivable	(33,282)	(69,331)	(128,307)	(19,440)
Other assets	(27,349)	5,752	(28,560)	(4,327)
Due from related parties	(10,697)	10,697	(98,660)	(14,949)
Customer advances and deposits	164,949	185,302	421,516	63,866
Accounts payable and accrued liabilities	130,230	236,012	431,168	65,329
Deferred revenue	(13,876)	38,595	66,997	10,151
Deferred income	(2,485)	(332)	5,000	758
Due to related parties	—	—	95,700	14,500
Trading securities	129,665	—	—	—

Net cash generated from operating activities	1,741,637	2,264,484	4,700,481	712,194

Cash flows from investing activities:
Acquisition of fixed assets	(417,898)	(399,312)	(895,309)	(135,653)
Acquisition of business	—	(12,000)	—	—
Acquisition of intangible assets	—	—	(2,452)	(372)
Capitalization of software costs	(17,668)	(11,392)	(10,179)	(1,542)
Purchases of long-term investments	—	(2,250)	(282,932)	(42,868)
Purchases of short-term investments	(764,720)	(779,676)	(2,620,265)	(397,010)
Sales and maturities of short-term investments	580,430	707,929	2,661,794	403,302
Acquisition of long-term prepaid computer parts	(41,246)	(39,368)	(68,179)	(10,330)

Net cash used in investing activities	(661,102)	(536,069)	(1,217,522)	(184,473)

Cash flows from financing activities:
Proceeds from loans payable	—	—	86,000	13,030
Proceeds from exercise of share options	32,902	40,442	38,751	5,872
Structured share repurchase, net	(68,539)	79,070	—	—
Repurchase of ordinary shares	—	(24,419)	—	—

Net cash (used in) generated from financing activities	(35,637)	95,093	124,751	18,902

Effect of exchange rate changes on cash and cash equivalents	(37,889)	(741)	(6,110)	(926)

Net increase in cash and cash equivalents	1,007,009	1,822,767	3,601,600	545,697

Cash and cash equivalents at beginning of the year	1,350,600	2,357,609	4,180,376	633,390

Cash and cash equivalents at end of the year	2,357,609	4,180,376	7,781,976	1,179,087

Supplemental disclosures:
Income taxes paid, net	145,830	150,170	436,632	66,156
Fixed asset acquisitions included in accounts payable and accrued liabilities	52,650	139,038	248,540	37,658
Other non-current assets acquisitions included in accounts payable and accrued liabilities	4,764	5,176	29,130	4,414
Non-cash acquisitions of investments	5,486	—	3,982	603

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares)

				Accumulated
	Ordinary Shares		Additional	Other		Total
	Number of		Paid-in	Comprehensive	Retained	Shareholders’
	Shares	Amount	Capital	Loss	Earnings	Equity
		RMB	RMB	RMB	RMB	RMB

Balances at December 31, 2007	34,132,989	14	1,171,575	(81,953)	931,736	2,021,372
Comprehensive income:
Foreign currency translation adjustment	—	—	—	(27,599)	—	(27,599)
Net income	—	—	—	—	1,048,108	1,048,108

Total comprehensive income						1,020,509
Exercise of share-based awards	382,844	1	28,637	—	—	28,638
Share-based compensation	—	—	86,683	—	—	86,683
Structured share repurchase	—	—	(68,539)	—	—	(68,539)

Balances at December 31, 2008	34,515,833	15	1,218,356	(109,552)	1,979,844	3,088,663
Comprehensive income:
Foreign currency translation adjustment	—	—	—	(3,961)	—	(3,961)
Net income	—	—	—	—	1,485,104	1,485,104

Total comprehensive income						1,481,143
Exercise of share-based awards	270,199	—	41,121	—	—	41,121
Share-based compensation	—	—	87,523	—	—	87,523
Structured share repurchase	—	—	79,070	—	—	79,070
Repurchase of ordinary shares	(32,740)	—	—	—	(24,419)	(24,419)

Balances at December 31, 2009	34,753,292	15	1,426,070	(113,513)	3,440,529	4,753,101
Comprehensive income:
Foreign currency translation adjustment	—	—	254	(3,865)	—	(3,611)
Net income	—	—	—	—	3,525,168	3,525,168

Total comprehensive income						3,521,557
						—
Exercise of share-based awards	96,380	—	36,819	—	—	36,819
Share-based compensation	—	—	94,115	—	—	94,115

Balances at December 31, 2010	34,849,672	15	1,557,258	(117,378)	6,965,697	8,405,592

Balances at December 31, 2010, in US$		2	235,948	(17,784)	1,055,409	1,273,575

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS

Baidu, Inc. (“Baidu” or the “Company”) was incorporated under the laws of the Cayman Islands on January 18, 2000. The Company was formerly known as Baidu.com, Inc. and changed its name to Baidu, Inc. on December 16, 2008. The Company is the sole shareholder of Baidu Holdings Ltd. (“Baidu Holdings”) incorporated in the British Virgin Islands.

As of December 31, 2010, Baidu Holdings owns the following subsidiaries:

•	Baidu Online Network Technology (Beijing) Co., Ltd. (“Baidu Online”) incorporated under the laws of the People’s Republic of China (“PRC”) on January 18, 2000,

•	Baidu Japan Inc. (“Baidu Japan”) incorporated under the laws of Japan on December 13, 2006,

•	Baidu (Hong Kong) Limited (“Baidu HK”) incorporated under the laws of Hong Kong on November 27, 2007, and

•	Baidu International Technology (Shenzhen) Co., Ltd. (“Baidu International”) incorporated under the laws of the PRC on November 23, 2010.

Baidu HK owns the following subsidiaries in the PRC:

•	Baidu (China) Co., Ltd. (“Baidu China”) incorporated under the laws of the PRC on June 6, 2005,

•	Baidu.com Times Technology (Beijing) Co., Ltd. (“Baidu Times”) incorporated under the laws of the PRC on April 19, 2006, and

•	Baidu Interaction (Shenzhen) Network Technology Co., Ltd. (“Baidu Interaction”), which obtained its business license in March 2009, was incorporated under the laws of the PRC. Baidu Interaction is in the process of being dissolved, but is not presented as a discontinued operation since the entity has not started operating since its inception.

Baidu Japan has established the following wholly-owned subsidiaries in Japan and the USA:

•	Hyakudo Inc. (“Hyakudo”) incorporated under the laws of Japan on April 14, 2008,

•	Baido, Inc. (“Baido”) incorporated under the laws of Japan on April 14, 2008, and

•	Baidu USA LLC incorporated under the laws of the USA on November 12, 2010.

As of December 31, 2010, the Company also effectively controls the following variable interest entities (“VIEs”):

•	Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”) incorporated under the laws of the PRC on June 5, 2001,

•	Beijing Perusal Technology Co., Ltd. (“Beijing Perusal”) incorporated under the laws of the PRC on June 6, 2006,

•	Beijing BaiduPay Science and Technology Co., Ltd. (“BaiduPay”) incorporated under the laws of the PRC on February 27, 2008, and

•	Baidu HR Consulting (Shanghai) Co., Ltd. (“Baidu HR”) incorporated under the laws of the PRC on December 28, 2010.

The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group.” The Group offers Internet search solutions and online marketing solutions, operates an e-commerce platform with an online payment tool which enables e-commerce merchants and customers to make payments online, develops and markets

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

scalable web application software and provides related services, as well as provides human resource related services including employment agency services. The Group’s principal geographic market is in the PRC and Japan. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries and VIEs in the PRC.

PRC laws and regulations prohibit or restrict foreign ownership of Internet content and advertising businesses. To comply with these foreign ownership restrictions, the Group operates its websites and primarily provides online advertising services in the PRC through VIEs, the PRC legal entities that were established by the individuals authorized by the Group. The paid-in capital of the VIEs was funded by the Group through loans extended to the authorized individuals. The Group has entered into certain exclusive agreements with the VIEs through Baidu Online, which obligate Baidu Online to absorb a majority of the risk of loss from the VIEs’ activities and entitles Baidu Online to receive a majority of their residual returns. In addition, the Group has entered into certain agreements with the authorized individuals through Baidu Online, including loan agreements for the paid-in capital of the VIEs, option agreements to acquire the equity interests in the VIEs when permitted by the PRC laws, and share pledge agreements for the equity interests in the VIEs held by the authorized individuals.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and VIEs through certain agreements with the authorized individuals through Baidu Online, including loan agreements for the paid-in capital of the VIEs, option agreements to acquire the equity interests in the VIEs when permitted by the PRC laws, and share pledge agreements for the equity interests in the VIEs held by the authorized individuals. The equity holders of VIEs effectively assigned all of their voting rights underlying their equity interest in VIEs to Baidu Online. In addition, through the other aforementioned agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of VIEs. The VIEs are subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) subtopic 810-10 (“ASC 810-10”), Consolidation: Overall, because the Company holds all the variable interests of VIEs through Baidu Online, which is the primary beneficiary of the VIEs.

The carrying amount of the total assets of VIEs was RMB1.19 billion (US$180.92 million) as of December 31, 2010 and there was no pledge or collateralization of their assets. The amount of the net assets of VIEs, which are restricted under PRC laws and regulations (Note 13), was RMB341.10 million (US$51.68 million) as of December 31, 2010.

Basis of Accounting

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

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

related to the accounts receivable allowances, fair values of options to purchase the Company’s ordinary shares, fair values of certain equity investments, and deferred tax valuation allowance, among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Comparative Information

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current year’s presentation in accordance with the requirement under eXtensible Business Reporting Language (“XBRL”) to facilitate comparison.

Currency Translation for Financial Statements Presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.6000 per US$1.00 on December 30, 2010 as published on the website of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Foreign Currency

The Company’s functional currency is the US$. The Company’s subsidiaries and VIEs determine their functional currencies based on the criteria of ASC subtopic 830-10 (“ASC 830-10”), Foreign Currency Matters: Overall, and have determined their functional currencies to be their respective local currency. The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate its operating results and financial position, respectively. Any translation gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of income as a component of other income.

Cash and Cash Equivalents

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, which approximates fair value, and primarily consist of cash and investments in interest bearing demand deposit accounts, time deposits, highly liquid investments and money market funds. All highly liquid investments with original maturities of three months or less from the date of purchase are classified as cash equivalents.

Restricted Cash

Restricted cash consists of the cash balances deposited by the customers of the Company’s e-commerce platform.

In 2008, the Company introduced an e-commerce platform and an online payment platform which enables e-commerce merchants and customers to send and receive payments online. Cash balances deposited by the customers of the Company’s e-commerce platform are considered restricted because they cannot be used for the operations of the Group or any other purpose not designated by customers. When customers fund their accounts in

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the e-commerce platform using their bank accounts, the deposited balance is included in the Company’s bank account until customers either use the cash to settle their online transactions or withdraw the cash.

Investments

Short-Term Investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments which are stated at their approximate fair value. The Company accounts for short-term investments in accordance with ASC subtopic 320-10 (“ASC 320-10”), Investments — Debt and Equity Securities: Overall. The Company classifies the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320-10. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in the consolidated statements of income.

The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other than temporary in accordance with the Company’s policy and ASC 320-10. If the Company concludes that it does not intend or is not required to sell an impaired debt security before the recovery of its amortized cost basis, the impairment is considered temporary and the held-to-maturity securities continue to be recognized at the amortized costs. When the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in the consolidated statements of income equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When the Company does not intend to sell an impaired debt security and it is more likely than not that it will not be required to sell prior to recovery of its amortized cost basis, the Company must determine whether or not it will recover its amortized cost basis. If the Company concludes that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in the consolidated statements of income, while the portion of loss related to all other factors is recognized in other comprehensive income.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale debt securities would be recognized in the consolidated statements of income when the decline in value is determined to be other-than-temporary.

Long-term Investments

The Company’s long-term investments consist of cost method investments, equity method investments and available-for-sale securities.

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the consolidated statements of income equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC subtopic 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall. Under the equity method, the Company initially records its investment at cost and adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into consolidated statements of income after the date of acquisition. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheets. The Company evaluates the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of income when the decline in value is determined to be other-than-temporary.

The Company’s long-term investments in available-for-sale securities are the investments which are neither classified as cost method investments nor equity method investments. In accordance with ASC 320-10, Investments — Debt and Equity Securities: Overall, available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized.

Fair Value Measurements of Financial Instruments

Financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, customer advances and deposits, deferred revenue, deferred income and loans payable. The carrying amounts of these financial instruments except for loans payable approximate fair value because of their generally short maturities. The carrying amount of loans payable approximates its fair value due to the fact that the related interest rates are reset each year based on prevailing market interest rates.

Research, Development, and Computer Software

Capitalization of Software Developed for Internal Use

The Company has capitalized certain internal use software development costs in accordance with ASC subtopic 350-40 (“ASC 350-40”), Intangibles-Goodwill and Other: Internal-Use Software, amounting to RMB19.49 million, RMB12.59 million and RMB10.38 million (US$1.57 million) for the years ended December 31, 2008, 2009 and 2010, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly include payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are included in fixed assets, net. The amortization expense for capitalized software costs amounted to RMB3.44 million, RMB9.77 million and RMB8.86 million (US$1.34 million) for the years ended December 31, 2008, 2009 and 2010, respectively. The unamortized amount of capitalized internal use software development costs was RMB26.16 million and RMB15.28 million (US$2.32 million) as of December 31, 2009 and 2010, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs. The Company has expensed substantially all development costs included in the research and development of products and new functionality added to the existing products as incurred, except for certain internal-use software and certain core technologies with alternative future uses.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation or amortization is recorded on a straight-line basis over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Office building	— 45 years
Office building related facility, machinery and equipment	— 15 years
Computer equipment	— 3 or 5 years
Internal use software development costs	— 3 years
Office equipment	— 3 or 5 years
Vehicles	— 5 years
Leasehold improvements	— over the shorter of lease terms or estimated useful lives of the assets

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

Goodwill and Intangible Assets

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Company assesses goodwill for impairment in accordance with ASC subtopic 350-20 (“ASC 350-20”), Intangibles — Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. Baidu’s chief operating decision maker only reviews the Company’s discrete financials at its consolidated level and there are no segment managers who are held accountable by the Company’s chief operating officer or anyone else, for operations, operating results, and planning for levels or components below the consolidated level. Accordingly, consistent with the management’s operational perspective, the Company determines that it has only one reporting unit. Goodwill was tested for impairment in the annual impairment tests on December 31 in each year using the two-step process required by ASC 350-20. First, the Company reviewed the carrying amount of the reporting unit compared to the “fair value” of the reporting unit based on quoted market prices of the ordinary shares. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. That is, the Company would then prepare the discounted cash flow analyses. Such analyses are based on cash flow assumptions that are consistent with the plans and estimates being used to manage the business. An excess carrying value compared to fair value would indicate that goodwill may be impaired. Finally, if the Company determined that goodwill may be impaired, the implied fair value of the goodwill, as defined by ASC 350-20, would be compared to its carrying amount to determine the impairment loss, if any. There has been no impairment of goodwill in any of the years presented.

Intangible Assets

Intangible assets with finite lives are carried at cost less accumulated amortization. The land use right is amortized using a straight-line method over the shorter of its estimated economic life or the term of related land use right contract. All other intangible assets with finite lives are amortized using the straight-line method over the estimated economic life.

Intangible assets have weighted average useful lives from the date of purchase as follows:

Domain names	— 5.0 years
Customer relationships	— 4.9 years
Non-competition agreements	— 3.9 years
Software	— 5.9 years
Contract-based assets	— 2.3 years
Trademark	— 9.6 years
Land use right	— 50 years

Intangible assets with an indefinite useful life are not amortized. There have been no impairment charges on the Company’s intangible assets with finite useful lives in any of the years presented.

If the intangible assets that are not being amortized are subsequently determined to have a finite useful life, the assets will be tested for impairment in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill, and then amortized prospectively over their estimated remaining useful lives and accounted for in the same manner as other intangible assets that are subject to amortization. Intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired. There have been no impairment charges on the Company’s intangible assets with indefinite useful lives in any of the years presented.

Impairment of Long-Lived Assets Other Than Goodwill

The Company evaluates long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10 (“ASC 360-10”), Property, Plant and Equipment: Overall. When such events occur, the Company assesses the recoverability of the assets group based on the undiscounted future cash flow the assets group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the assets group plus net proceeds expected from disposition of the assets group, if any, is less than the carrying value of the assets group. If the Company identifies an impairment, the Company reduces the carrying amount of the assets group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

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

Revenue Recognition

The Company recognizes revenue based on the following principles:

Online marketing services

(1) Auction-based pay-for-performance service

The Company’s auction-based pay-for-performance (“P4P”) platform enables a customer to place its website link and related description on the Company’s search result list. The customers make bids on keywords based on how much they are willing to pay for each click to their listings in the search results listed on the Company’s website and the relevance between the keywords and the customer’s businesses. Internet users’ search of the keyword will trigger the display of the listings. The ranking of the customer’s listing depends on both the bidding price and the listing’s relevance to the keyword searched. Customer pays the Company only when a user clicks on one of its website links. Revenue is recognized when a user clicks on one of the customer-sponsored website links, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC subtopic 605-10 (“ASC 605-10”), Revenue Recognition: Overall.

For certain P4P customers engaged through direct sales, the Company may provide certain value-added consultative support services to help its customers to better utilize its P4P online marketing system. Fees for such services are recognized as revenue on a pro-rata basis over the contracted service period.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(5) Barter transactions

The Company engages in barter transactions from time to time and in such situations follows the guidance set forth in ASC subtopic 845-10 (“ASC 845-10”), Nonmonetary Transactions: Overall. While nonmonetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, the transaction is recognized based on the carrying value of the product or services provided. The amount of revenues recognized for barter transactions was insignificant for each of the periods presented.

In addition, the Company recognized revenues for barter transactions involving advertising in accordance with ASC subtopic 605-20 (“ASC 605-20”), Revenue recognition: Services. However, neither the amount recognized nor the volume of such transactions qualified for income recognition was material for any of the periods presented.

In certain instances, the Company may be granted equity instruments in exchange for services. In accordance with ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity-based Payments to Non-Employees, if the Company provides services in exchange for equity instruments, the Company measures the fair value of those equity instruments for revenue recognition purposes as of the earlier of either of the following dates:

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

(6) Other revenue recognition related policies

If a sales arrangement involves multiple deliverables, and the arrangement is divided into separate units of accounting in accordance with ASC subtopic 605-25 (“ASC 605-25”), Revenue recognition: Multiple-Element Arrangements, the total revenue on such arrangement is allocated to the individual deliverables based on their relative fair values. If sufficient vendor-specific objective evidence of fair value does not exist for the allocation of revenue, the fee for the entire arrangement is recognized ratably over the term of the arrangement or upon the delivery of the last deliverable, when other revenue recognition criteria have been met.

The Company delivers some of its online marketing services to end customers through engaging third party distributors. In this context, the Company may provide cash incentives to distributors. The cash incentives are accounted for as reduction of revenue in accordance with ASC subtopic 605-50 (“ASC 605-50”), Revenue recognition: Customer Payments and Incentives.

The Company provides sales incentives to customers to entitle customers to receive reductions in the price of the online marketing services by meeting certain cumulative consumption requirements. The Company accounts for these award credits granted to members in conjunction with a current sale of products or services as a multiple-element arrangement by analogizing to ASC 605-25. The consideration allocated to the award credits, as deferred revenue is based on an assumption that the customer will purchase the minimum amount of future service necessary

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to obtain the maximum award credits available. The deferred revenue is recognized as revenue proportionately as the future services are delivered to the customer or when the loyalty points expire.

Cash received in advance from customers is recorded as customer advances and deposits. The unused cash balances remaining in customers’ accounts are included as a liability of the Company. Deferred revenue is recorded when services are provided before the other revenue recognition criteria set forth in ASC 605-10 are fulfilled.

The Company operates an online game platform, on which registered users could access games provided by online game developers. The rights and obligations of each party to the arrangement indicate that the Company is acting as an agent whereas the online game developer is the principal as a result of being the primary obligor in the arrangement. The Company recognizes the shared revenue, on a net basis, based on the ratios pre-determined with the online game developers when all the revenue recognition criteria set forth in ASC 605-10 are met, which is generally when the user purchases virtual currencies issued by the game developers through the Company’s payment channel. The amount of revenues recognized was not significant in each of the years presented.

Cost of Revenues

Cost of revenues consists primarily of business taxes and surcharges, traffic acquisition costs, bandwidth costs, depreciation, payroll and related costs of operations.

The Company incurs business taxes and surcharges in connection with the provision of online marketing services, technical and consultative service fees charged by Baidu Online to VIEs and other taxable services in the PRC. According to ASC subtopic 605-45 (“ASC 605-45”), Revenue Recognition: Principal Agent Considerations, the Company includes the business tax and surcharges incurred on its online marketing revenues in cost of revenues. The business tax and surcharges in cost of revenues for the years ended December 31, 2008, 2009 and 2010 were RMB200.09 million, RMB275.92 million and RMB504.85 million (US$76.49 million), respectively. Traffic acquisition costs represent the amounts paid or payable to Baidu Union members who direct search queries to the Company’s websites or distribute the Company’s customers’ paid links through their properties. These payments are primarily based on revenue sharing arrangements under which the Company pays its Baidu Union members a percentage of the fees it earns from its online marketing customers.

Advertising Expenses

Advertising expenses, primarily advertisements through various forms of media, are included in “Selling, general and administrative expense” in the consolidated statements of income and are expensed when incurred. Advertising expenses for the years ended December 31, 2008, 2009 and 2010 were RMB29.22 million, RMB77.80 million and RMB74.76 million (US$11.33 million), respectively.

Other Income, net

Other income, net consists primarily of interest income, government subsidies, impairment of long-term investments and non-operating expenses. Interest income is mainly generated from bank deposits and other interest-earning financial assets and is recognized on an accrual basis. Other income, net primarily consists of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. During the years ended December 31, 2008, 2009 and 2010, the Group received financial subsidies of RMB22.72 million, RMB42.50 million and RMB49.14 million (US$7.45 million), respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other income when received and there are no further conditions to be met before recognition.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Leases

Leases have been classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Company had no capital leases for the years ended December 31, 2008, 2009 and 2010.

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

The Company adopted the provisions of ASC subtopic 740-10 (“ASC 740-10”), Income Taxes: Overall, on January 1, 2007. ASC 740-10 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of income. As of and for the years ended December 31, 2008, 2009 and 2010, no unrecognized tax benefits or interest and penalties associated with uncertainty in income taxes have been recognized.

Share-based Compensation

The Company adopted ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall, using the modified prospective transition approach from January 1, 2006. Pursuant to ASC 718-10, the Company recognized share-based compensation expense over the requisite service periods for any share-based awards granted after January 1, 2006 based on the fair values of all share-based awards on the dates of grant.

The Company has elected to recognize share-based compensation after the date of adoption of ASC 718-10 using the straight-line method for all share-based awards issued. Forfeitures have been estimated based on historical experience and periodically reviewed. Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modification awards”). The compensation costs associated with the modification awards are recognized if either the original vesting condition or the new vesting condition has been achieved. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modification awards, the Company recognizes share-based compensation over the vesting periods of the new options, which comprises, (1) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (2) any unrecognized compensation cost of original award, using either the original term or the new term, whichever is higher for each reporting period.

The Company accounts for share awards issued to non-employees in accordance with the provisions of ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity-based Payments to Non-Employees. Under ASC 505-50, the Company uses the Black-Scholes option pricing model method to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation. ASC 718-10 also requires share-based compensation to be presented in the same manner as cash compensation rather than as a separate line item.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Earnings Per Share (“EPS”)

The Company computes earnings per Class A and Class B ordinary shares in accordance with ASC subtopic 260-10 (“ASC 260-10”), Earnings Per Share: Overall, using the two class method. Under the provisions of ASC 260-10, basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation. Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options, restricted shares subject to forfeiture, and contracts that may be settled in the Company’s stock or cash. The dilutive effect of outstanding stock options and restricted shares is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted net income per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net income per share of Class B ordinary shares does not assume the conversion of those shares.

The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As a result, and in accordance with ASC subtopic 260-10 (“ASC 260-10”), Earnings Per Share: Overall, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted net income per share of Class A ordinary shares, the undistributed earnings are equal to net income for that computation.

For the purposes of calculating the Company’s basic and diluted earnings per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. The Company has RMB8.20 billion (US$1.24 billion) in cash and cash equivalents, restricted cash and short-term investments. The Company has approximately RMB8.06 billion (US$1.22 billion) in cash, bank deposits and money market funds in the PRC, which constitute about 98.29% of total cash and cash equivalents and short-term investments. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full.

Accounts receivable are typically unsecured and derived from revenue earned from customers and agents in China, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. The Company maintains reserves for estimated credit losses and these losses have generally been within its expectations.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

considerations; copyright regulations; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

No customer or any Baidu Union member generated greater than 10% of total revenues in any of the periods presented.

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

Foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and short-term investments denominated in the U.S. dollar. The functional currency of the Company is US$, and the reporting currency is RMB. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. The depreciation of the US$ against RMB was approximately 3.31% in 2010. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in U.S. dollars. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses when translating the net assets of the Company from the U.S. dollar into RMB.

The functional currency of the subsidiaries in Japan is Japanese Yen (“JPY”), and the reporting currency is RMB. During 2010, JPY appreciated by approximately 10.23% against RMB. The appreciation of JPY against RMB results in foreign currency translation gains when translating the net assets into RMB.

For the years ended December 31, 2008, 2009 and 2010, the net foreign currency translation loss resulting from the translation from the respective functional currencies to the RMB reporting currency recorded in the Company’s other comprehensive loss was RMB27.60 million, RMB3.96 million and RMB3.87 million (US$0.59 million), respectively.

Recent Accounting Pronouncements

In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC sub-topic 605-25 (“ASC 605-25”), Revenue Recognition: Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. This standard addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. This standard establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimated selling price. This standard also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this standard significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This standard is

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

effective for fiscal years beginning after June 15, 2010 and to be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. The Company will adopt ASU 2009-13 beginning January 1, 2011 and the Company is in the process of assessing the impact of the adoption of the standard on its consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-13 (“ASU 2010-13”), Compensation-Stock Compensation (“ASC 718”): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The objective of this standard is to address the classification of an employee share-based payment award with an exercise price dominated in the currency of a market in which the underlying equity security trades. ASC 718 provides guidance on the classification of a share-based payment award as either equity or liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 provide amendments to ASC 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. Then amendments in this standard are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 31, 2010. Early application is permitted. The Company does not expect the adoption of ASU 2010-13 will have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28 (“ASU 2010-28”), Intangibles — Goodwill and Other (“ASC 350”): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The objective of this standard is to address questions about entities with reporting units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally be greater than zero. The amendments in this standard modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company does not expect the adoption of ASU 2010-28 will have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29 (“ASU 2010-29”), Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASC 805”). The objective of this standard is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. This standard specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This standard also expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This standard is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect the adoption of ASU 2010-29 will have a material impact on its consolidated financial statements.

3.	INVESTMENTS

Short-term investments

As of December 31, 2009 and 2010, the Company’s short-term investments, which were fixed-rate investments classified as held-to-maturity securities, totaled approximately RMB381.15 million and RMB376.49 million (US$57.04 million), respectively. As of December 31, 2010, all the fixed-rate investments were time deposits in commercial banks and financial institutions with an original maturity of less than one year.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the years ended December 31, 2008, 2009 and 2010, the Company recorded short-term investment gains and interest income of RMB8.75 million, RMB8.18 million and RMB37.21 million (US$5.64 million) in the consolidated statements of income, respectively.

Short-term investments as of December 31, 2009 and 2010 were as follows:

As of December 31, 2009
		Gross	Gross
		Unrecognized	Unrecognized
	Amortized	Holding	Holding	Fair	Fair
	Cost	Gains	Losses	Value	Value
	RMB	RMB	RMB	RMB	US$
(In thousands)

Short-term investments:
Held-to-maturity securities(1)
Fixed-rate investments	381,149	354	—	381,503	57,803

	381,149	354	—	381,503	57,803

As of December 31, 2010
		Gross	Gross
		Unrecognized	Unrecognized
	Amortized	Holding	Holding	Fair	Fair
	Cost	Gains	Losses	Value	Value
	RMB	RMB	RMB	RMB	US$
(In thousands)

Short-term investments:
Held-to-maturity securities(1)
Fixed-rate investments	376,492	5	(1,263)	375,234	56,854

	376,492	5	(1,263)	375,234	56,854

(1)	The Company’s held-to-maturity securities are stated at amortized cost and the fair value is determined based on a discounted cash flow model using the discount curve of market interest rates.

Long-term investments

The Company’s long-term investments consist of cost method investments, equity method investments and available-for-sale securities.

Long-term available-for-sale securities

The Company’s long-term investments in available-for-sale securities are investments which are neither classified as cost method investments nor equity method investments.

In May 2010, the Company acquired 4,942,784 series A-1 convertible redeemable preferred shares of 6DXchange Inc. with a total cash consideration of US$3.79 million. The Company holds 11.60% of equity interests of 6DXchange on an as-converted basis. In accordance with ASC 320-10, investments in securities which are redeemable at the option of the investor are considered debt securities. The investment in 6DXchange Inc. was classified as available-for-sale debt securities because it was not classified as either held-to-maturity or trading securities as the convertible redeemable preferred shares have no stated maturity date and the Company does not have the intent to sell it in the near term. As the Company does not expect to sell or redeem it within one year and has the intent to hold it for long-term returns, the investment is classified as long-term available-for-sale securities.

As of December 31, 2010, the fair value of long-term investments in available-for sale securities approximates the cost of the investment of US$3.79 million. For further information, see Note 18.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cost method investments

The Company’s carrying amount of cost method investments was RMB12.29 million and RMB204.35 million (US$30.96 million) as of December 31, 2009 and 2010, respectively. The increase is primarily due to the investment in the ordinary shares of a privately-held, PRC-based home furnishing E-commerce company in 2010, in which the Company does not have significant influence. The impairment charges on cost method investments were RMB7.99 million, nil and nil for the years ended December 31, 2008, 2009 and 2010, respectively.

Equity method investments

In July 2009, Beijing Perusal, together with Paibo Online (Beijing) Technology Co., Ltd. (“Paibo”), a subsidiary of Beijing News, set up a joint venture, Beijing Paibo Times Technology Co., Ltd. (“Paibo Times”), to operate a community website and provide information of interest to Beijing local residents. The registered capital of Paibo Times is RMB5.34 million (US$0.81 million). The Company holds 42.12% equity interest in Paibo Times and accounts for the investment under the equity method.

In February 2010, the Company, Providence Equity Partners (“Providence”), and Dragon Ventures Limited (“Dragon”) signed an agreement, pursuant to which Providence and Dragon agreed to acquire US$50.00 million in convertible redeemable preferred shares and US$1.00 million in convertible preferred shares, respectively, of Qiyi.com, Inc., a Cayman Islands company established by the Company. Qiyi.com, Inc., and entities under its control, develop and operate an advertising supported online video business. The Company accounts for the investment in Qiyi.com, Inc. under the equity method despite holding 100% of its common shares due to certain substantive participating rights provided to the convertible redeemable preferred shareholder.

On January 27, 2010, the Company signed an agreement with Rakuten, Inc. (“Rakuten”), an e-commerce website in Japan, to establish a joint venture, RakuBai Limited, to build a B2B2C online shopping mall for PRC Internet users. B2B2C refers to an online marketplace that links and provides value-added services to both business to business and business to consumer. On February 12, 2010, RakuBai Limited was incorporated in Hong Kong. The registered capital of RakuBai Limited is US$20.0 million. The Company holds 49% equity interest in RakuBai Limited and accounts for the investment under the equity method.

On August 25, 2010, Baidu Netcom, together with Chongqing Yubao Culture Communication Co., Ltd. (“Yubao”), Chongqing Service News Office (“Service News”) and a third party individual, established Chongqing Rongdu Technology Co., Ltd. (“Chongqing Rongdu”) to operate a community website and provide daily information of interest to Chongqing local residents. The registered capital of Chongqing Rongdu is RMB2.50 million (USD$0.38 million). Baidu Netcom, Yubao, Service News and the third party individual hold 40%, 30%, 15% and 15% of the JV’s equity interest, respectively. The Company accounts for its investment in Chongqing Rongdu under the equity method.

On December 22, 2010, Henan Ruizhiqi Information Technology Co., Ltd. (“Henan Ruizhiqi”), a third party company, transferred its 40% of the equity interest in Henan Feidian Network Technology Co., Ltd. (“Henan Feidian”) to Baidu Netcom at the nominal amount of RMB1.00 (USD$0.15). Henan Feidian operates a community website and provides daily information of interest to Henan local residents. The registered capital of Henan Feidian is RMB2.00 million (US$0.30 million). Baidu Netcom, Henan Ruizhiqi, Henan Business News and a third party individual hold 40%, 10%, 35% and 15% of Henan Feidian’s equity interest, respectively. The Company accounts for its investment in Henan Feidian under the equity method. Henan Feidian had limited operation as of December 31, 2010.

There was no impairment loss recognized for the years ended December 31, 2008, 2009 and 2010.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	ACCOUNTS RECEIVABLE

	December 31,
	2009	2010	2010
	RMB	RMB	US$
	(In thousands)

Accounts receivable	170,625	299,123	45,322
Less: Allowance for doubtful accounts	(9,015)	(2,223)	(337)

	161,610	296,900	44,985

The movements in the allowance for doubtful accounts were as follows:

	2008	2009	2010	2010
	RMB	RMB	RMB	US$
		(In thousands)

Balance at the beginning of the year	3,581	8,561	9,015	1,366
Amounts charged to (credited against) costs and expenses	7,390	454	(6,792)	(1,029)
Write-offs	(2,410)	—	—	—

Balance at the end of the year	8,561	9,015	2,223	337

5.	OTHER ASSETS, CURRENT

	December 31,
	2009	2010	2010
	RMB	RMB	US$
	(In thousands)

Deposits	13,736	22,832	3,460
Advances to suppliers	8,965	14,913	2,260
Prepaid expenses	8,026	33,275	5,042
Interest receivable	5,469	5,994	908
Receivables from employees	52,118	25,014	3,790
Receivables from service provider	2,614	682	103
Other	139	944	143

	91,067	103,654	15,706

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	FIXED ASSETS

	December 31,
	2009	2010	2010
	RMB	RMB	US$
	(In thousands)

Computer equipment	1,128,844	1,956,642	296,461
Office building	363,198	391,895	59,378
Office building related facility, machinery and equipment	118,844	137,542	20,840
Internal-use software development costs	44,925	37,022	5,609
Vehicles	4,020	6,829	1,035
Office equipment	57,687	82,431	12,490
Leasehold improvements	31,118	74,793	11,332
Construction in progress	15,637	14,797	2,242

	1,764,273	2,701,951	409,387
Less: Accumulated depreciation	(766,716)	(1,079,539)	(163,567)

	997,557	1,622,412	245,820

Depreciation expense was RMB259.64 million, RMB285.20 million and RMB380.89 million (US$57.71 million) for the years ended December 31, 2008, 2009 and 2010, respectively.

7.	GOODWILL AND INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill are as follows:

	2009	2010	2010
	RMB	RMB	US$
	(In thousands)

Balance as of January 1	51,082	63,691	9,650
Goodwill acquired	12,609	—	—
Foreign currency translation adjustment	—	(5)	(1)

Balance as of December 31	63,691	63,686	9,649

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intangible assets

Intangible assets consist of the following:

	As of December 31, 2009
	Gross		Net
	Carrying	Accumulated	Carrying
	Value	Amortization	Value
	RMB	RMB	RMB
	(In thousands)

Finite-lived:
Land use right	97,611	(5,043)	92,568
Domain names	14,825	(14,567)	258
Customer relationships	31,363	(21,165)	10,198
Non-competition agreements	1,115	(936)	179
Software	8,814	(1,616)	7,198
Contract-based assets	338	(226)	112
Trademark	1,727	(55)	1,672

	155,793	(43,608)	112,185

Indefinite-lived:
Domain names	9,360	—	9,360
Trademark	1,050	—	1,050

	10,410	—	10,410

	166,203	(43,608)	122,595

	As of December 31, 2010
	Gross		Net	Net
	Carrying	Accumulated	Carrying	Carrying
	Value	Amortization	Value	Value
	RMB	RMB	RMB	US$
		(In thousands)

Finite-lived:
Land use right	97,611	(6,995)	90,616	13,730
Domain names	14,860	(14,774)	86	13
Customer relationships	31,408	(26,870)	4,538	687
Non-competition agreements	1,115	(1,062)	53	8
Software	12,131	(3,572)	8,559	1,297
Contract-based assets	338	(281)	57	9
Trademark	1,727	(248)	1,479	224

	159,190	(53,802)	105,388	15,968

Indefinite-lived:
Domain names	9,360	—	9,360	1,418
Trademark	1,050	—	1,050	159

	10,410	—	10,410	1,577

	169,600	(53,802)	115,798	17,545

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s indefinite-lived intangible assets include one domain name asset and the Company’s trademark of “BAIDU”. This domain name asset was acquired in July 2006 and is not subject to amortization, as the remaining useful life is indefinite. In addition, the Company’s trademark of “BAIDU” qualified as a China well-known trademark by the State Trademark Office in March 2008. The registration costs were recorded as an intangible asset not subject to amortization, as the remaining useful life is indefinite.

Amortization expense for the years ended December 31, 2008, 2009 and 2010 was RMB12.08 million, RMB10.73 million and RMB10.25 million (US$1.55 million), respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of next five years is as follows:

	RMB	US$
	(In thousands)

For the year ending December 31,
2011	7,944	1,204
2012	5,455	827
2013	4,488	680
2014	3,166	480
2015	2,815	427

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,
	2009	2010	2010
	RMB	RMB	US$
	(In thousands)

Accrued payroll and welfare	95,412	150,160	22,752
Accrued operating expenses	162,963	297,248	45,038
Tax payable	147,656	295,432	44,762
Distributors’ deposits	3,971	7,431	1,126
Purchase of fixed assets	144,214	277,669	42,071
Traffic acquisition costs	109,305	133,864	20,282
Bandwidth costs	16,417	34,488	5,225
Professional expenses	19,420	25,937	3,930
Customers’ deposits on e-commerce platform	19,513	38,278	5,800
Others	30,990	57,264	8,676

	749,861	1,317,771	199,662

The increase in accrued operating expenses resulted primarily from the incentives accrued for advertising agents.

The increase in purchase of fixed assets was mainly due to the purchase of computer equipment.

The increase in traffic acquisition costs was primarily due to the growth of revenue contribution from Baidu Union members.

9.	INCOME TAXES

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cayman Islands and BVI withholding tax will be imposed. Under the Hong Kong tax laws, Baidu Hong Kong is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

Under the current EIT Law which has been effective since 2008, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% enterprise income tax rate, except for certain entities that enjoyed the tax holidays.

An enterprise recognized as a qualified “High and New Technology Enterprise” (“HNTE”) after 2008 is granted the preferential EIT rate of 15%. If an enterprise, which was recognized as a “HNTE” before 2008, is also verified as a HNTE after 2008, it is entitled to its remaining tax holiday granted before 2008 and a preferential EIT rate of 15% upon expiration of the tax holiday thereafter. In accordance with tax circular Guoshuihan [2010] No. 157, a qualified HNTE which is in the transitional period of the preferential reduction of tax rates may choose to enjoy a subsequent 50% reduction on the transitional tax rate, or a preferential EIT rate of 15% without further 50% reduction.

A qualified “Software Enterprise” is entitled to 2-year exemption and subsequent 50% tax rate reduction for 3 years. If the applicable preferential EIT rate for a ‘‘ Software Enterprise” before 2008 is 15%, it enjoys gradual increase in tax rate from 2008 to 2012, specifically, 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011, and 25% in 2012 according to Guofa [2007] No. 39. Thus, if an enterprise was recognized as a qualified “Software Enterprise” before 2008 and still retains this qualification after 2008, the tax exemptions and deductions enjoyed by the qualified “Software Enterprise” are based on the applicable tax rates.

Baidu Online, recognized as a qualified “HNTE” after 2008, has enjoyed the preferential EIT rate of 15% from 2008.

Baidu Times, a qualified “HNTE” before 2008, was granted prior to the effectiveness of the current EIT Law, tax holidays for several years, that is, a 3-year tax exemption from 2006 to 2008, and a subsequent 50% tax reduction on the transitional tax rate for 2 years from 2009 to 2010, namely, 10% in 2009 and 11% in 2010.

Baidu China, was recognized as a qualified “Software Enterprise” before 2008 and still retains this qualification after 2008, and thus is entitled to 2-year exemption from 2006 to 2007 and subsequent 50% tax rate reduction for 3 years from 2008 to 2010 at 9% in 2008, 10% in 2009, and 11% in 2010.

Under the current EIT Law, dividends paid by a FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by Baidu Online to Baidu BVI, would be subject to 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between PRC and Hong Kong. Thus, the dividends, if and when payable by Baidu Times and Baidu China to Baidu HK, would be subject to 5% withholding tax rather than statutory rate of 10% provided that Baidu HK meets the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

period after January 1, 2008. As of December 31, 2010, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

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

The Company had minimal operations in jurisdictions other than the PRC. Income (loss) before income taxes consists of:

	For the Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(In thousands)

PRC	1,360,326	1,907,575	4,321,910	654,834
Non-PRC	(196,147)	(224,454)	(260,747)	(39,507)

	1,164,179	1,683,121	4,061,163	615,327

The pre-tax losses from non-PRC operations consists primarily of the operating costs, administration expenses, interest income and charges for share-based compensation. Income taxes consist of:

	For the Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(In thousands)

Current income tax	129,885	222,778	616,994	93,483
Income tax refund due to reduced transitional tax rate	—	(13,923)	(6,625)	(1,004)
Deferred income tax benefit	(58,553)	(62,308)	(129,415)	(19,608)
Valuation allowance	44,739	51,470	55,041	8,340

	116,071	198,017	535,995	81,211

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation of tax computed by applying respective statutory income tax rate to pre-tax income is as follows (Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for per share data):

	For the Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(In thousands)

Expected taxation at PRC EIT statutory rate	291,045	420,780	1,015,329	153,837
Effect of differing tax rates in different jurisdictions	3,533	5,101	8,416	1,275
Permanent differences — non-taxable income	(2,121)	(6,640)	(733)	(111)
Permanent differences — non-deductible expenses	2,703	9,001	10,935	1,656
Tax incentives relating to R&D expenditures	(17,848)	(9,125)	(22,925)	(3,473)
Effect of tax exemption and reduction inside PRC	(205,980)	(258,647)	(533,802)	(80,879)
Income tax refund due to overpaid provisional tax	—	(13,923)	(6,625)	(1,004)
Addition of under-provided EIT for previous years	—	—	10,359	1,570
Addition to valuation allowance	44,739	51,470	55,041	8,340

Taxation for the year	116,071	198,017	535,995	81,211

Effective tax rate	9.97%	11.76%	13.20%	13.20%
Basic earnings per share for Class A and Class B ordinary shares effect of tax exemptions and reductions inside the PRC	6.02	7.48	15.34	2.32

The Company’s effective tax rate increased in fiscal year 2010 compared with 2009, primarily due to the increase of the preferential EIT rates for Baidu China and Baidu Times, which increased from 10% to 11% and 7.5% to 11%, respectively.

The tax effects of temporary differences that give rise to the deferred tax balance at December 31, 2009 and 2010 are as follows:

	December 31,
	2009	2010	2010
	RMB	RMB	US$
	(In thousands)

Provision for doubtful receivables	2,103	1,964	298
Fixed assets depreciation	37,800	41,089	6,225
Net operating loss carry-forward	117,964	173,644	26,310
Accrued expenses, payroll and others	10,007	80,592	12,211

Deferred tax assets	167,874	297,289	45,044
Valuation allowance	(124,918)	(179,959)	(27,267)

Deferred tax assets, net	42,956	117,330	17,777

The Company does not believe that sufficient positive evidence exists to conclude that the recoverability of Baidu Japan’s net deferred tax assets is more likely than not to be realized. Consequently, the Company has provided full valuation allowances on the related net deferred tax assets.

As of December 31, 2010, the Company had net operating losses of approximately RMB461.00 million (US$69.85 million) from Baidu Japan, Baidu HK and PRC entities, which can be carried forward to offset future net

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

profit for income tax purposes. The Japan net operating loss will expire beginning 2015; the PRC net operating loss will expire beginning 2014; and the HK net operating loss can be carried forward without an expiration date.

The Company has evaluated its income tax uncertainty under ASC 740-10. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. As of December 31, 2010, there is no significant tax uncertainty impact on the Company’s financial position and result of operations.

The Company did not provide for deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries as of December 31, 2009 and 2010 on the basis of its intent to permanently reinvest foreign subsidiaries’ earnings. If these foreign earnings were to be repatriated in the future, the related tax liability may be reduced by any foreign income taxes previously paid on these earnings. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable. In the case of its VIEs, undistributed earnings were insignificant as of each of the balance sheet dates.

In general, the PRC and Japanese tax authorities have up to five and seven years respectively to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2007-2010 and the Japanese subsidiary’s tax years 2007-2010 remain open to examination by the respective taxing jurisdictions.

10.	LOANS PAYABLE, NONCURRENT

On October 27, 2010, Baidu Netcom borrowed a loan from the Export-Import Bank of China to finance some of its government-sponsored research projects, at the annual interest rate of 5.60%, with respect to which the government will provide a cash subsidy at the amount that approximates the interest of the loan. The commitment of the unsecured bank loan amounts to RMB140.00 million (US$21.21 million) and can be borrowed from time to time within 3 years. As of December 31, 2010, Baidu Netcom borrowed RMB86.00 million (US$13.03 million) under the commitment. The loan will be repaid according to the following schedule from July 30, 2012. Baidu Netcom has the right to repay and may terminate the loan upon a notice in advance.

	Principal Amount
Due Date	RMB	US$
	(In thousands)

July 30, 2012	23,000	3,485
October 30, 2012	23,000	3,485
January 30, 2013	23,000	3,485
April 30, 2013	17,000	2,575

	86,000	13,030

11.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amounts for such employee benefits, which were expensed as incurred, were RMB98.18 million, RMB141.84 million and RMB218.88 million (US$33.16 million) for the years ended December 31, 2008, 2009 and 2010, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	COMMITMENTS AND CONTINGENCIES

Capital commitments

The Company’s capital commitments relate primarily to expenditures on computer equipment and the consideration in relation to a business combination that will be closed in 2011. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB168.40 million (US$25.52 million) at December 31, 2010. All of these capital commitments are to be fulfilled within the next year.

Operating lease commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Total rental expense under all operating leases was RMB68.86 million, RMB84.43 million and RMB76.87 million (US$11.65 million) for the years ended December 31, 2008, 2009 and 2010, respectively.

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following at December 31, 2010:

	RMB	US$
	(In thousands)

2011	259,927	39,383
2012	171,275	25,951
2013	151,748	22,992
2014	111,659	16,918
2015	75,457	11,433
Thereafter	79,749	12,083

	849,815	128,760

Guarantees

The Company accounts for guarantees in accordance with ASC subtopic 460-10 (“ASC 460-10”), Guarantees: Overall. Accordingly, the Company evaluates its guarantees to determine whether (a) the guarantee is specifically excluded from the scope of ASC 460-10, (b) the guarantee is subject to ASC 460-10 disclosure requirements only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value.

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

Historically, the Company has not been required to make payments related to these obligations, and the fair value for these obligations is zero in the consolidated balance sheets as of December 31, 2009 and 2010.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Baidu Online has unconditionally guaranteed the repayment of RMB-denominated bank loans from Export-Import Bank of China and related interest and fees of Baidu Netcom. The guarantees continue until the loans, including accrued interest and fees, have been repaid in full. These guarantees expire in 2012. The maximum exposure to the Company under this commitment is RMB140.00 million (US$21.21 million) as of December 31, 2010 and is limited to the sum of unpaid principal and interest, as well as other related expenses.

Litigation

Baidu Netcom, Baidu China, Baidu Online and Baidu Times were involved in certain cases pending in various PRC courts and arbitration as of December 31, 2010. These cases include copyright infringement cases, unfair competition cases, and defamation cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could result in a loss of revenue or otherwise harm the business of the Company.

As of December 31, 2010, the plaintiffs claimed compensation of RMB132.95 million (US$20.14 million). Although the results of litigation and claims cannot be predicted with certainty, the Company does not expect the outcome of the matters discussed above will result in a material adverse effect on its business, consolidated financial position, results of operations or cash flows.

13.	SHAREHOLDERS’ EQUITY

Ordinary shares

Upon completion of the Company’s initial public offering (“IPO”) in August 2005, 16,648,877 Class B Ordinary shares were issued upon conversion of all convertible preferred shares. In addition, immediately following the closing of the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital consisted of 870,400,000 ordinary shares at a par value of US$0.00005 per share, of which 825,000,000 shares were designated as Class A ordinary shares, 35,400,000 as Class B ordinary shares, and 10,000,000 shares designated as preferred shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. There were 122,856, 419,654 and 650,000 Class B ordinary shares transferred to Class A ordinary shares in 2008, 2009 and 2010, respectively.

As of December 31, 2010 there were 27,045,340 and 7,804,332 Class A and Class B ordinary shares outstanding, respectively. As of December 31, 2009 and 2010, there were no preferred shares issued and outstanding.

Comprehensive Income

Comprehensive income is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income is reported in the consolidated statements of shareholders’ equity. Accumulated other comprehensive income (loss) of the Company consists of foreign currency translation adjustments.

Retained earnings

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s PRC subsidiaries, being foreign invested enterprises established in China, are required to make appropriations to certain statutory reserves, namely a general reserve fund, an enterprise expansion fund, a

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in their PRC statutory accounts. Each of the Company’s subsidiaries is required to allocate at least 10% of its after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors of the Company’s subsidiaries.

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

	December 31,
	2009	2010	2010
	RMB	RMB	US$
	(In thousands)

PRC statutory reserve funds	187,675	238,107	36,077
Unreserved retained earnings	3,252,854	6,727,590	1,019,332

	3,440,529	6,965,697	1,055,409

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid up capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of VIEs in which the Company has no legal ownership, totaling approximately RMB879.43 million and RMB1.15 billion (US$174.59 million) as of December 31, 2009 and 2010, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	EARNINGS PER SHARE (“EPS”)

On April 28, 2010, the Company announced a change in the ratio of its American depositary shares (“ADSs”) representing Class A ordinary shares from one ADS for one share to ten ADSs for one share, effective on May 12, 2010. For Baidu’s ADS holders, this ratio change has the same effect as ten-for-one ADS split.

The following table sets forth the computation of basic and diluted net income per share for Class A and Class B ordinary shares.

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares, per share and per ADS data)

	For the Years Ended December 31,
	2008		2009		2010
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$

Earnings per share — basic:
Numerator
Allocation of undistributed earnings	772,330	275,778	1,107,191	377,913	2,690,712	407,683	834,456	126,433
Denominator
Weighted average ordinary shares outstanding	25,214,154	9,003,290	25,773,593	8,797,198	26,566,454	26,566,454	8,238,907	8,238,907

Denominator used for earnings per share	25,214,154	9,003,290	25,773,593	8,797,198	26,566,454	26,566,454	8,238,907	8,238,907
Earnings per share — basic	30.63	30.63	42.96	42.96	101.28	15.35	101.28	15.35

Earnings per share — diluted:
Numerator
Allocation of undistributed earnings for diluted computation	765,509	282,599	1,107,067	378,037	2,693,365	408,085	831,803	126,031
Reallocation of undistributed earnings as a result of conversion of Class B to Class A shares	282,599	—	378,037	—	831,803	126,031	—	—

Allocation of undistributed earnings	1,048,108	282,599	1,485,104	378,037	3,525,168	534,116	831,803	126,031
Denominator
Weighted average ordinary shares outstanding	25,214,154	9,003,290	25,773,593	8,797,198	26,566,454	26,566,454	8,238,907	8,238,907
Conversion of Class B to Class A ordinary shares	9,003,290	—	8,797,198	—	8,238,907	8,238,907	—	—
Share-based awards	500,046	357,512	205,576	55,210	112,474	112,474	350	350

Denominator used for earnings per share	34,717,490	9,360,802	34,776,366	8,852,408	34,917,835	34,917,835	8,239,257	8,239,257
Earnings per share — diluted	30.19	30.19	42.70	42.70	100.96	15.30	100.96	15.30

Earnings per ADS:
Denominator used for earnings per ADS — basic	252,141,540	—	257,735,930	—	265,664,540	265,664,540	—	—
Denominator used for earnings per ADS — diluted	347,174,900	—	347,763,660	—	349,178,350	349,178,350	—	—
Earnings per ADS — basic	3.06	—	4.30	—	10.13	1.53	—	—

Earnings per ADS — diluted	3.02	—	4.27	—	10.10	1.53	—	—

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	SHARE-BASED AWARDS PLAN

Incentive Compensation Plans

In January 2000, the Company adopted the 2000 Option Plan (the “2000 Plan”). The 2000 Plan provided for the granting of share options and restricted ordinary shares to employees and consultants of the Company. All the options granted to Company employees and consultants under the 2000 Plan were nonqualified share options (“NSO”). The Company reserved 5,040,000 ordinary shares for issuance under the 2000 Plan. Under the 2000 Plan, which has expired during 2010, options granted generally vest 25% after the first year of service and ratably each month over the remaining 36-month period.

In December 2008, the Company amended the 2000 Plan by adding a new section regarding adjustment of exercise price. The exercise price per share subject to an option might be amended or adjusted in the absolute discretion of the 2000 Plan administrator, which was the Board of Directors, and the determination of which should be final, binding and conclusive. A downward adjustment of the exercise prices should be effective without the approval of the Company’s shareholders or the approval of the affected grantees.

In December 2008, the Company adopted a share incentive plan (the “2008 Plan”). The 2008 Plan provides for the granting of share incentives, which include incentive share option (“ISO”), restricted shares and any other form of award pursuant to the 2008 Plan, to members of the board, employees and consultants of the Company. However, the Company may grant ISOs only to its employees. The Company has reserved 3,428,777 ordinary shares for issuance under the 2008 Plan, which will expire in the year 2018. The vesting schedule, time and condition to exercise options will be determined by the compensation committee. The term of the options may not exceed ten years from the date of the grant, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of the Company’s share capital.

Under the 2008 Plan, the exercise price per share subject to an option may be amended or adjusted at the discretion of the compensation committee, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or exchange rules, a downward adjustment of the exercise prices shall be effective without the approval of the Company’s shareholders or the approval of the affected grantees. If the Company grants an ISO to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of the Company’s share capital, the exercise price cannot be less than 110% of the fair market value of the Company’s ordinary shares on the date of that grant.

Starting from February 15, 2006, the Company has granted restricted Class A ordinary shares (“Restricted Shares”) of the Company. Terms for Restricted Shares are the same as share options except that Restricted Shares do not require exercise and have a two to four years vesting term.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the option activity for the year ended December 31, 2010:

			Weighted
			Average	Aggregate
		Weighted	Remaining	Intrinsic
	Number of	Average	Contractual	Value (US$)
Share Option	Shares	Exercise Price	Life (Years)	(In thousands)

Outstanding, December 31, 2009	154,674	US$110.80	2.56	46,469
Granted	23,729	US$610.08
Exercised	(59,068)	US$92.00
Forfeited/Cancelled	(19,175)	US$133.49
Expired	(985)	US$17.95

Outstanding, December 31, 2010	99,175	US$237.99	2.57	72,164

Vested and expected to vest at December 31, 2010	94,655	US$232.69	2.52	69,375

Exercisable at December 31, 2010	55,089	US$115.11	1.4	46,836

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2010 and the exercise price.

Total intrinsic value of options exercised for the three years ended December 31, 2008, 2009 and 2010 was RMB465.25 million, RMB340.13 million and RMB263.97 million (US$40.00 million), respectively.

As of December 31, 2010, there was RMB51.32 million (US$7.78 million) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.90 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

On February 11, 2009, the Company cancelled options previously granted to certain executives with the exercise price significantly higher than the fair market value at that time, and concurrently re-granted the same number of options at the then current fair market value. The vesting of the replacement option starts from the date of grant, and all other terms remain the same as the original option. The cancellation and re-grant was intended to provide incentives for these executives. In accordance with ASC 718-10, the Company accounted for the cancellation of an award accompanied by the concurrent grant of a replacement award as a modification of the terms of the cancelled award. Therefore, incremental compensation cost was measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. The incremental cost resulting from the cancellation and replacement was US$0.60 million. The cost is being amortized on a straight-line basis over the vesting term of four years of the replacement option.

Restricted Shares

Restricted shares activity for the year ended December 31, 2010 was as follows:

		Weighted
		Average
	Number of	Grant Date
Restricted Shares	Shares	Fair Value

Nonvested, December 31, 2009	47,694	US$	224.34
Granted	44,390	US$	701.15
Vested	(37,312)	US$	220.09
Forfeited	(5,155)	US$	329.26

Nonvested, December 31, 2010	49,617	US$	643.22

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010, there was RMB162.53 million (US$24.63 million) unrecognized share-based compensation cost related to restricted shares. That deferred cost will be recognized over a weighted-average vesting period of 2.66 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

The fair value of each option award was estimated on the date of grant using the Black-Scholes Method valuation model. The volatility assumption was estimated based on implied volatility and historical volatility of the Company’s share price applying the guidance provided by ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall. The Company considered the comparable data in 2008 because the Company had limited relevant historical information to support the expected volatility assumption as the Company has been a public company only since August 2005. The Company begins to estimate the volatility assumption solely based on its historical information since 2009. Assumptions about the expected term were based on the vesting and contractual terms and employee demographics. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

	2008	2009	2010

Risk-free interest rate	1.74%~2.60%	1.18%	0.61%~1.13%
Dividend yield	—	—	—
Expected volatility range	63.52%~70.82%	85.43%	64.76%~69.70%
Weighted average expected volatility	66.54%	85.43%	68.12%
Expected life (in years)	1.63~2.64	2.65	2.65~2.66

In addition, the Company recognizes share-based compensation expense net of an estimated forfeiture rate and therefore only recognizes compensation cost for those shares expected to vest over the service period of the award. The estimation of the forfeiture rate is based primarily upon historical experience of employee turnover. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the year of revision, as well as in following years. During the year ended December 31, 2010, the estimated forfeiture rate decreased for the employee group primarily due to changes in historical employee turnover rates.

The exercise price of options granted during the years 2008, 2009, and 2010 equaled the market price of the ordinary shares on the grant date. The weighted-average grant-date fair value of options granted during the years 2008, 2009, and 2010 was US$136.97, US$94.10, and US$279.69, respectively.

The total fair value of shares vested during the years ended December 31, 2008, 2009 and 2010 was RMB37.57 million, RMB201.83 million, RMB237.71 million (US$36.02 million), respectively.

Total compensation cost recognized is as follows:

	For the Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(In thousands)

Cost of revenues	4,542	6,374	6,302	955
Selling, general and administrative	41,651	38,681	36,811	5,577
Research and development	37,784	41,263	50,623	7,670
Share-based compensation cost capitalized as part of internally used software in fixed assets	2,706	1,217	226	35

	86,683	87,535	93,962	14,237

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	RELATED PARTY TRANSACTIONS

The amounts due from related parties mainly represent payments due from advertising services provided and borrowings provided by the Company to its equity investees. The amounts due from equity investees are unsecured and repayable on contract terms, which arose in the ordinary course of business.

The amounts due to related parties represent unsecured and interest free short-term loans provided by the Company’s equity investees, which arose in the ordinary course of business.

17.	SEGMENT REPORTING

In accordance with ASC subtopic 280-10 (“ASC 280-10”), Segment Reporting: Overall, the Company’s chief operating officer relies upon consolidated results of operations when making decisions about allocating resources and assessing performance of the Company; hence, the Company has only one single operating segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

The Company’s revenue and long-lived assets are primarily derived from and located in the PRC. The Company has only minimal operations in Japan and other countries.

The following table sets forth revenues by geographic area:

	For the Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(In thousands)

Revenues:
PRC	3,194,635	4,441,580	7,898,805	1,196,789
Non-PRC	3,617	6,196	16,269	2,465

	3,198,252	4,447,776	7,915,074	1,199,254

The following table sets forth long-lived assets by geographic area:

	December 31,
	2009	2010	2010
	RMB	RMB	US$
	(In thousands)

Long-lived assets:
PRC	1,093,681	1,785,511	270,532
Non-PRC	49,720	45,872	6,950

	1,143,401	1,831,383	277,482

18.	FAIR VALUE MEASUREMENT

ASC subtopic 820-10 (“ASC 820-10”), Fair Value Measurements and Disclosures: Overall, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Assets and liabilities measured at fair value on a recurring basis

In accordance with ASC 820-10, the Company measures cash equivalents and debt and equity securities, including held-to-maturity, trading and available-for-sale securities, at fair value. Cash equivalents are valued using quoted market prices. The Company’s held-to-maturity securities, including fixed-rate investments and adjustable-rate investments, are stated at amortized cost with the fair value determined based on the discounted cash flow model using the discount curve of market interest rates. The Company’s short-term available-for-sale securities were recorded at fair value based on quoted market prices. The Company’s long-term available-for-sale securities were initially recognized at the market price. The fair value on December 31, 2010 was determined by using the income approach based on inputs that are unobservable in the market.

In May 2010, the Company acquired a long-term investment in 6DXchange Inc., which is classified as an available-for-sale security. As there was no readily determinable fair value for the investment in 6DXchange Inc., the Company estimated its fair value as of December 31, 2010 using an income approach by considering cash flow forecasts, discount rate, actual and projected operational performance and certain market data related to the business of 6DXchange Inc. As of December 31, 2010, the fair value of long-term investments in available-for sale securities approximates the cost of the investment of US$3.79 million. There has been no impairment charge of this long-term available-for-sale security during the year ended December 31, 2010.

Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurement at December 31, 2009 Using
	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total Fair Value at
	(Level 1)	(Level 2)	(Level 3)	December 31, 2009
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

Cash equivalents:
Time deposits	1,658,678	—	—	1,658,678	251,315
Money market fund	234,782	—	—	234,782	35,573
Short-term investments:
Held-to-maturity securities
Fixed-rate investments	—	381,503	—	381,503	57,803

	1,893,460	381,503	—	2,274,963	344,691

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fair Value Measurement at December 31, 2010 Using
	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total Fair Value at
	(Level 1)	(Level 2)	(Level 3)	December 31, 2010
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

Cash equivalents:
Time deposits	3,905,479	—	—	3,905,479	591,739
Money market fund	993,047	—	—	993,047	150,461
Short-term investments:
Held-to-maturity securities
Fixed-rate investments	—	375,234	—	375,234	56,854
Long-term investments
Available-for-sale securities	—	—	24,814	24,814	3,760

	4,898,526	375,234	24,814	5,298,574	802,814

The following table presents a reconciliation for the Company’s assets measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3) for the year ended December 31, 2010 (in thousands):

	Significant Unobservable Inputs
	(Level 3)
	(RMB)	(US$)

Balance at December 31, 2009	—	—
Purchases	24,814	3,760
Change in unrealized gain (loss) included in other comprehensive income	—	—

Balance at December 31, 2010	24,814	3,760

Assets and liabilities measured at fair value on a nonrecurring basis

The Company measures certain financial assets, including equity method investments and cost method investments, at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Company’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be other-than-temporarily impaired.

For the year ended December 31, 2010, the Company recognized an impairment loss on fixed assets, with a charge to earnings, based on the fair value measurement (Level 3) on a non-recurring basis. The fair value was determined using a discounted cash flow model under income approach based on future revenues and operating costs, using internal projections. The impairment charge amounted to RMB12.40 million (US$1.88 million) for the year ended December 31, 2010, which resulted from reduced use of certain capitalized internal-use software due to changes in operations.

19.	SUBSEQUENT EVENTS

On January 31, 2011, the Company entered into agreements with NTT DOCOMO, INC. (“DCM”), pursuant to which the parties agreed to establish a joint venture to operate mobile value-added telecommunications services and provide multiple categories of digital content. According to the agreements, DCM will subscribe for new ordinary shares in the new joint venture in two installments in 2011, with a total consideration of US$22.50 million. The

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company and DCM will ultimately hold 80% and 20% of the equity interest in the new joint venture respectively, upon the completion of the ordinary shares subscription.

On February 28, 2011, the Company entered into agreements with ANJUKE INC. (“ANJUKE”), a company incorporated and existing under the laws of the Cayman Islands, pursuant to which the Company agreed to subscribe for 1,981,378 series C preferred shares of ANJUKE with a total cash consideration of US$23.0 million. The Company will hold 5% of equity interest in ANJUKE on an as-converted basis and account for the investment under the cost method upon the completion of the preferred shares subscription.