Form 20-F/A
period 2010-12-31
Baidu, Inc.
filed 2011-06-24
CIK 1329099

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
(Amendment No. 1)

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

EXPLANTARY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission on March 29, 2011 (the “2010 Form 20-F”), is filed solely for the purposes of correcting a clerical error in the 2010 Form 20-F. The electronic signature of Ernst & Young Hua Ming was inadvertently omitted from the Report of Independent Registered Public Accounting Firm, included in Item 8A and from the Report of Independent Registered Public Accounting Firm included in Item 15 in the 2010 Form 20-F. As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing as exhibits to Amendment No. 1 the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

This Amendment No. 1 speaks as of the filing date of the 2010 Form 20-F on March 29, 2011. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2010 Form 20-F or reflect any events that have occurred since March 29, 2011.

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
March 29, 2011

Item 18.	Financial Statements

The consolidated financial statements of Baidu, Inc. and its subsidiaries are included on page F-1 through F-42 of the 2010 Form 20-F, which was filed on March 29, 2011.

Item 19.	Exhibits

Exhibit
Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 99.2 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 1 of the prospectus filed with the Securities and Exchange Commission on January 5, 2009 pursuant to Rule 424(b)(3) under the Securities Act)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of Amendment No. 5 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on August 2, 2005)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.1	Second Amended and Restated Shareholders Agreement, dated as of June 9, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.2	2000 Option Plan (amended and restated effective December 16, 2008) (incorporated by reference to Exhibit 99.3 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

4.3	2008 Share Incentive Plan (incorporated by reference to Exhibit 99.4 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

4.4	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.5	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.6	Translation of Technology Consulting and Services Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.2 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.7	Translation of Business Cooperation Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.3 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.8	Translation of Operating Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

Exhibit
Number	Description of Document

4.9	Translation of Software License Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.5 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.10	Translation of Trademark License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of January 18, 2005 (incorporated by reference to Exhibit 99.6 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.11	Translation of Domain Name License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 99.7 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.12	Translation of Web Layout Copyright License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of August 9, 2004 (incorporated by reference to Exhibit 99.8 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.13	Translation of Proxy Agreement dated as of August 9, 2004 among Baidu Online, Baidu Netcom, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.9 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.14	Translation of Equity Pledge Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.10 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.15	Translation of Exclusive Equity Purchase Option Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.11 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.16	Translation of Loan Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.12 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.17	Translation of Form of Irrevocable Powers of Attorney issued by the shareholders of Baidu Netcom (incorporated by reference to Exhibit 99.13 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.18	Translation of the form of Technology Consulting and Services Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.19	Translation of the form of Operating Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.20	Translation of the form of Web Layout Copyright License Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

Exhibit
Number	Description of Document

4.21	Translation of the form of Proxy Agreement among Baidu Online, a consolidated affiliated PRC entity and the shareholders of the consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.22 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.22	Translation of the form of Equity Pledge Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.23	Translation of the form of Exclusive Equity Purchase Option Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.24	Translation of the form of Loan Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.25*	Translation of the Technology Consulting and Services Agreement dated as of June 23, 2006 between Baidu Online and Beijing Perusal

4.26*	Translation of the Operating Agreement dated as of June 23, 2006 between Baidu Online, Beijing Perusal, Jiping Liu and Yazhu Zhang and the supplementary agreement dated as of April 22, 2010

4.27*	Translation of the Webpage Layout Copyright License Agreement dated as of June 23, 2006 between Baidu Online and Beijing Perusal

4.28*	Translation of the Proxy Agreement dated as of June 23, 2006 among Jiping Liu, Yazhu Zhang and Baidu Online

4.29*	Translation of the Equity Pledge Agreements between Baidu Online and Jiping Liu, and between Baidu Online and Yazhu Zhang, both dated as of June 19, 2006

4.30*	Translation of the Exclusive Equity Purchase Option Agreements between Baidu Online, Jiping Liu and Beijing Perusal, and between Baidu Online, Yazhu Zhang and Beijing Perusal, both dated as of May 19, 2006, and supplemental agreements dated as of April 22, 2010

4.31*	Translation of Form of Irrevocable Powers of Attorney issued by Jiping Liu and Yazhu Zhang, the shareholders of Baidu Perusal, both dated June 23, 2006

4.32*	Translation of the Loan Agreements between Baidu Online and Jiping Liu and between Baidu Online and Yazhu Zhang, both dated as of May 19, 2006

4.33*	Translation of the Technology Consulting and Services Agreement dated as of February 28, 2008 between Baidu Online and BaiduPay and the supplementary agreement dated as of April 22, 2010

4.34*	Translation of the Operating Agreement dated as of February 28, 2008 between Baidu Online, BaiduPay, Jun Yu and Beijing Netcom and the supplementary agreement dated as of April 22, 2010

4.35*	Translation of the Webpage Layout Copyright License Agreement dated as of February 28, 2008 between Baidu Online and BaiduPay

4.36*	Translation of the Proxy Agreement between Hu Cai and Baidu Online, dated as of March 5, 2010

4.37*	Translation of the Equity Pledge Agreement between Baidu Online and Hu Cai, dated March 5, 2010

4.38*	Translation of the Exclusive Equity Purchase Option Agreement between Baidu Online, Hu Cai and BaiduPay dated as of March 5, 2010

4.39*	Translation of Form of Irrevocable Powers of Attorney issued by Hu Cai, the individual shareholder of BaiduPay, dated as of March 5, 2010

Exhibit
Number	Description of Document

4.40*	Translation of the Loan Agreement between Baidu Online and Hu Cai, dated March 5, 2010

4.41*	Translation of the Technology Consulting and Services Agreement dated as of December 28, 2010 between Baidu HR and Baidu Online

4.42*	Translation of the Operating Agreement dated as of December 28, 2010 between Baidu HR, Baidu Online and Yanhong Li

4.43*	Translation of the Proxy Agreement between Yanhong Li and Baidu Online, dated December 28, 2010

4.44*	Translation of the Equity Pledge Agreement between Yanhong Li and Baidu Online, dated December 28, 2010

4.45*	Translation of the Exclusive Equity Purchase Option Agreement between Baidu HR, Baidu Online and Yanhong Li, dated December 28, 2010

4.46*	Translation of the Loan Agreement between Baidu Online and Yanhong Li, dated December 28, 2010

4.47*	Translation of the Trademark Transfer Agreement between Baidu Online and Baidu Netcom, dated March 1, 2010

4.48*	Translation of the supplementary agreements, dated as of March 11, 2010 and April 22, 2010 to the Software License Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom

4.49*	Translation of the supplementary agreements, dated March 1, 2010 and April 22, 2010 to the Trademark License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of January 18, 2005

4.50*	Translation of the supplementary agreement dated as of March 1, 2010 to the Web Layout Copyright License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of August 9, 2004

4.51*	Translation of the supplementary agreement dated April 22, 2010 to the Operating Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom

4.52*	Translation of the supplementary agreement dated March 1, 2010 to the Domain Name License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004

4.53*	Translations of the supplementary agreement dated April 22, 2010 to the Exclusive Equity Purchase Option Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu

4.54*	Translation of the Baidu Pay-for-Performance Distributors Management Agreement between Baidu Online and Baidu Netcom, dated as of December 22, 2010

8.1*	List of Subsidiaries and Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.14 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

12.1**	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit
Number	Description of Document

15.1*	Consent of Maples and Calder

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Ernst & Young Hua Ming

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed with the Annual Report on Form 20-F on March 29, 2011.

**	Filed with this Amendment No. 1 to Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

Baidu, Inc.

By:	/s/ Robin Yanhong Li
Name:     Robin Yanhong Li

Title:	Chairman and Chief Executive Officer

Date: June 24, 2011

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

A qualified “Software Enterprise” is entitled to 2-year exemption and subsequent 50% tax rate reduction for 3 years. If the applicable preferential EIT rate for a “ Software Enterprise” before 2008 is 15%, it enjoys gradual increase in tax rate from 2008 to 2012, specifically, 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011, and 25% in 2012 according to Guofa [2007] No. 39. Thus, if an enterprise was recognized as a qualified “Software Enterprise” before 2008 and still retains this qualification after 2008, the tax exemptions and deductions enjoyed by the qualified “Software Enterprise” are based on the applicable tax rates.

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