Form 20-F
period 2011-12-31
Baidu, Inc.
filed 2012-03-29
CIK 1329099

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

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

Jennifer Li, Chief Financial Officer

Telephone: +(86 10) 5992-8888

Email: ir@baidu.com

Facsimile: +(86 10) 5992-0000

Baidu Campus

No. 10 Shangdi 10th Street,

Haidian District, Beijing 100085

The People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares (ten American depositary shares representing one Class A ordinary share, par value US$0.00005 per share)	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

Class A ordinary shares, par value US$0.00005 per share*	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

27,111,117 Class A ordinary shares and 7,803,000 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2011.

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

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes   ☐     No   ☐

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•

“we,” “us,” “our company,” “our,” and “Baidu” refer to Baidu, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated affiliated entities in China, including, among others, Beijing Baidu Netcom Science Technology Co., Ltd., Beijing Perusal Technology Co., Ltd., Beijing BaiduPay Science and Technology Co., Ltd. and Baidu HR Consulting (Shanghai) Co., Ltd.;

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

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to attract and retain users and customers;

•	our ability to successfully expand into and generate profits from our new Internet businesses;

•	our ability to retain key personnel and attract new talents;

•	the outcome of ongoing or any future litigation, including those relating to copyright or other intellectual property rights;

•	competition in the Internet search and other businesses in which we engage;

•	the expected growth of the Internet search market and the number of Internet users in China; and

•	PRC governmental regulations and policies relating to the Internet and Internet search providers.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3.D. Key Information—Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of income data for the three years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheets data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of income data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheets data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Years Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands except per share and per ADS data)
Consolidated Statements of Income Data:
Revenues:
Online marketing services	1,741,021	3,194,461	4,445,310	7,912,869	14,489,767	2,302,192
Other services	3,404	3,791	2,466	2,205	11,019	1,751

Total revenues	1,744,425	3,198,252	4,447,776	7,915,074	14,500,786	2,303,943

Operating costs and expenses:
Cost of revenues	(645,406)	(1,155,457)	(1,616,236)	(2,149,288)	(3,896,883)	(619,153)
Selling, general and administrative	(411,163)	(659,804)	(803,988)	(1,088,980)	(1,692,810)	(268,961)
Research and development	(140,702)	(286,256)	(422,615)	(718,038)	(1,334,434)	(212,020)

Total operating costs and expenses	(1,197,271)	(2,101,517)	(2,842,839)	(3,956,306)	(6,924,127)	(1,100,134)

Operating profit	547,154	1,096,735	1,604,937	3,958,768	7,576,659	1,203,809

Interest income, net	49,009	47,677	32,661	67,121	335,650	53,329
Loss from equity method investments	—	—	(229)	(8,965)	(179,408)	(28,505)
Other income, net, including exchange gains or losses	20,053	19,767	45,752	44,239	76,278	12,120

Income before income taxes	616,216	1,164,179	1,683,121	4,061,163	7,809,179	1,240,753

Taxation	12,752	(116,071)	(198,017)	(535,995)	(1,188,861)	(188,891)
Net income	628,968	1,048,108	1,485,104	3,525,168	6,620,318	1,051,862

Less: Net loss attributable to noncontrolling interests	—	—	—	—	(18,319)	(2,911)

Net income attributable to Baidu, Inc.	628,968	1,048,108	1,485,104	3,525,168	6,638,637	1,054,773

	For the Years Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands except per share and per ADS data)
Net income attributable to Baidu, Inc. per Class A ordinary share, per Class B ordinary share(1)
Basic	18.57	30.63	42.96	101.28	190.27	30.23

Diluted	18.11	30.19	42.70	100.96	189.88	30.17

Net income attributable to Baidu, Inc. per ADS
Basic	1.86	3.06	4.30	10.13	19.03	3.02

Diluted	1.81	3.02	4.27	10.10	18.99	3.02

(1)	As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted net income per Class A ordinary share and Class B ordinary share are the same for all the periods presented during which there were two classes of ordinary shares. The weighted average number of ordinary shares represents the sum of the weighted average number of Class A and Class B ordinary shares. Please see “Earnings per Share” under Note 16 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average numbers of Class A and Class B ordinary shares.

	As of December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	1,350,600	2,357,609	4,180,376	7,781,976	4,127,482	655,791
Restricted cash	—	4,562	19,513	38,278	483,387	76,803
Short-term investments	242,037	301,244	381,149	376,492	10,051,578	1,597,035
Total assets	2,655,908	3,937,991	6,156,975	11,048,439	23,340,541	3,708,439
Total liabilities	634,536	849,328	1,403,874	2,642,847	7,015,028	1,114,576
Total Baidu, Inc. shareholders’ equity	2,021,372	3,088,663	4,753,101	8,405,592	15,291,716	2,429,608
Total equity	2,021,372	3,088,663	4,753,101	8,405,592	15,389,535	2,445,151

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2939 to US$1.00, the noon buying rate in effect as of December 30, 2011. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On March 23, 2012, the noon buying rate was RMB6.3021 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
September	6.3780	6.3885	6.3975	6.3780
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March (through March 23, 2012)	6.3021	6.3145	6.3315	6.2982

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

If we fail to retain existing customers or attract new customers for our online marketing services, our business, results of operations and growth prospects could be seriously harmed.

We generate almost all of our revenues from online marketing services, a substantial majority of which are derived from our pay-for-performance, or P4P, services. Our online marketing customers will not continue to do business with us if their investment does not generate sales leads and ultimately consumers, or if we do not deliver their web pages in an appropriate and effective manner. Our P4P customers may discontinue their business with us at any time and for any reason as they are not subject to fixed-term contracts. We have in the past removed, and may in the future again remove, questionable paid search listings of some customers to ensure the quality and reliability of our search results. Such removal, whether temporary or permanent, may cause the affected customers to discontinue their business with us. In addition, third parties may develop and use certain technologies to block the display of our customers’ advertisements and other marketing products on our Baidu.com website, which may in turn cause us to lose customers and adversely affect our results of operations. Furthermore, we adjust prices for our online marketing services from time to time. We may lose customers who decide not to pay our increased prices. Failure to retain our existing customers or attract new customers for our online marketing services could seriously harm our business, results of operations and growth prospects.

In recent years, we have generated an increasing portion of our online marketing revenues from online advertising. We believe our large user base and traffic provide advertisers with a broad reach and optimal monetization results. However, we cannot assure you that we will be able to attract new advertisers continuously or retain our existing advertisers. If our advertisers determine that their expenditures on our websites do not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels such as television and outdoor media and reduce or discontinue business with us. Since most of our advertisers are not bound by long-term contracts, they may amend or terminate advertising arrangements with us easily without incurring liabilities. Failure to retain existing advertisers or attract new ones to advertise on our websites may materially and adversely affect our business, financial condition, results of operations and prospects.

If online marketing does not further grow in China, our ability to increase revenue and profitability could be materially and adversely affected.

The use of the Internet as a marketing channel is at a developing stage in China. Internet penetration rate in China is relatively low as compared to that in most developed countries. Many of our current and potential customers have limited experience with the Internet as a marketing channel, and historically have not devoted a significant portion of their marketing budgets to online marketing and promotion. As a result, they may not consider the Internet to be an effective channel to promote their products and services as compared to traditional print and broadcast media. Our ability to increase revenue and profitability from online marketing may be adversely impacted by a number of factors, many of which are beyond our control, including:

•	difficulties associated with developing a larger user base with demographic characteristics attractive to online marketing customers;

•	increased competition and potential downward pressure on online marketing prices;

•	higher customer acquisition costs due in part to the limited experience of small to medium-sized enterprises, or SMEs, with the Internet as a marketing channel;

•	failure to develop an independent and reliable means of verifying online traffic;

•	ineffectiveness of our online marketing delivery, tracking and reporting systems; and

•	decreased use of Internet or online marketing in China.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our business and results of operations may be harmed.

We believe that our brand “Baidu” has contributed significantly to the success of our business. We also believe that maintaining and enhancing the “Baidu” brand is critical to increasing the number of our users, customers and Baidu Union members. We have conducted various marketing and brand promotion activities in recent years, but we cannot assure you that these activities will achieve the brand promotion effect expected by us. If we fail to maintain and further promote the “Baidu” brand, or if we incur excessive expenses in this effort, our business and results of operations may be materially and adversely affected. In addition, any negative publicity about our company, our products and services, our employees, our business practices, or our search results or websites to which our search results link, regardless of its veracity, could harm our brand image and in turn adversely affect our business and results of operations.

We face significant competition and may suffer from loss of users and customers as a result.

We face significant competition in almost every aspect of our business, particularly from other companies that seek to provide Internet search services to users and provide online marketing services to customers. In the Chinese Internet search market, our main competitors include U.S.-based Internet search providers providing Chinese language Internet search services, such as Google, and China-based Internet companies, such as Sohu,

Tencent and Alibaba. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance) and quantity (index size) of the search results, availability and ease of use of products and services, the number of customers, distribution channels and the number of associated third-party websites. Some of our competitors have greater financial resources, longer operating histories and more experience in attracting and retaining users and managing customers than we do. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for users, customers, distributors, strategic partners and networks of third-party websites, investing more heavily in research and development and making acquisitions. If any of our competitors provides comparable or better Chinese language search experience, our user traffic could decline significantly. Any such decline in traffic could weaken our brand and result in loss of customers, which would have a material and adverse effect on our results of operations.

We also face competition from other types of advertising media, such as television, newspapers, magazines, yellow pages, billboards and other forms of outdoor media, and radio. Large companies in China generally allocate, and may continue to allocate, most of their marketing budgets to traditional advertising media and only a small portion of their budgets to online marketing and other forms of advertising media. If these companies do not devote a larger portion of their marketing budgets to online marketing services provided by us, or if our existing customers reduce the amount they spend on online marketing, our results of operations and growth prospects could be adversely affected.

If our expansions into new Internet businesses are not successful, our future results of operations and growth prospects may be materially and adversely affected.

As part of our growth strategy, we enter into new Internet businesses from time to time by leveraging our large Internet search user base to generate additional revenue streams and through our development of new business lines or strategic investments in or acquisitions of other businesses. Expansions into new businesses may present operating and marketing challenges that are different from those that we currently encounter. For each new business we enter into, we face competition from existing leading players in that business. If we cannot successfully address the new challenges and compete effectively against the existing leading players in the new businesses, we may not be able to develop a sufficiently large customer and user base, recover costs incurred for investing in, developing and marketing new businesses, and eventually achieve profitability from these businesses, and our future results of operations and growth prospects may be materially and adversely affected.

If we fail to continue to innovate and provide products and services to attract and retain users, we may not be able to generate sufficient user traffic levels to remain competitive.

Our success depends on providing products and services to attract users and enable users to have a high-quality Internet experience. In order to attract and retain users and compete against our competitors, we must continue to invest significant resources in research and development to enhance our Internet search technology, improve our existing products and services and introduce additional high-quality products and services. If we are unable to anticipate user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users. Our results of operations may also suffer if our innovations do not respond to the needs of our users, are not appropriately timed with market opportunities or are not effectively brought to market. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar to or better than those generated by our search services. This may force us to expend significant resources in order to remain competitive.

If we fail to keep up with rapid changes in technologies and user behavior, our future success may be adversely affected.

Our future success will depend on our ability to respond to rapidly changing technologies, adapt our services to evolving industry standards and improve the performance and reliability of our services. Our failure to adapt to such changes could harm our business. In addition, changes in user behavior resulting from technological developments may also adversely affect us. For example, the number of people accessing the Internet through mobile devices, including mobile phones, tablets and other hand-held devices, has increased in recent years, and we expect this trend to continue while 3G and more advanced mobile communications technologies are broadly implemented. If we fail to develop products and technologies that are compatible with all mobile devices, or if the products and services we develop are not widely accepted and used by users of various mobile devices, we may not be able to penetrate the mobile markets. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or integrate our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive, our future success may be adversely affected.

Interruption or failure of our own information technology and communications systems or those of third-party service providers we rely upon could impair our ability to provide products and services, which could damage our reputation and harm our results of operations.

Our ability to provide products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could interrupt our service. Service interruptions could reduce our revenues and profits and damage our brand if our system is perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, wars, earthquakes, floods, fires, power loss, telecommunications failures, undetected errors or “bugs” in our software, computer viruses, interruptions in access to our websites through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. In July 2011, our services were inaccessible to many users for approximately half an hour due to network failure.

Our servers, which are hosted at third-party or our own Internet data centers, are vulnerable to break-ins, sabotage and vandalism. The occurrence of natural disaster or closure of an Internet data center by a third-party provider without adequate notice could result in lengthy service interruptions. In addition, our domain names are resolved into Internet protocol (IP) addresses by systems of third-party domain name registrars and registries. Any interruptions or failures of those service providers’ systems, which are beyond our control, could significantly disrupt our own services. In January 2010, the name server records of our main domain name, Baidu.com, which are recorded on the systems of a domain name registrar in the U.S., were modified by hackers who gained access to such records. As a result, our Internet search services were interrupted for approximately five hours.

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

We have significantly expanded our operations in recent years. We expect this expansion trend to continue as we grow our user and customer base and explore new opportunities. To manage the further expansion of our business and growth of our operations and personnel, we need to continually improve our operational and financial systems, procedures and controls, and expand, train, manage and maintain good relations with, our growing employee base. We have experienced labor disputes in the past. Although these disputes were resolved promptly, we cannot assure you that there will not be any new labor dispute in the future. In addition, we must maintain and expand our relationships with other websites, Internet companies and other third parties. Our current and future personnel, systems, procedures and controls may not be adequate to support our expanding operations.

We may face intellectual property infringement claims and other related claims that could be time-consuming and costly to defend and may result in an adverse impact over our operations.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property in Internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims. We may be subject to administrative actions brought by the PRC State Copyright Bureau, and in the most severe scenario criminal prosecution, for alleged copyright infringement, and as a result may be subject to fines and other penalties and be required to discontinue infringing activities. Furthermore, as we expand our operations outside of China, we may be subject to claims brought against us in jurisdictions outside of China.

Our search products and services link to materials in which third parties may claim ownership of trademarks, copyrights or other rights. Like many other Internet websites, we host on our servers certain song lyrics which may be protected by copyright. In addition, as we adopt new technologies and roll out new products and services, we face the risk of being subject to intellectual property infringement claims that may arise from the use of new technologies and the provision of new products and services. Our products and services including those based on cloud computing technology, such as Baidu WenKu and Baidu Post Bar, allow our users to upload written materials and pictures to our servers, or share, link to or otherwise provide access to audio, video and other contents from other websites. Although we have made commercially reasonable efforts to request all of our users to comply with applicable intellectual property laws, we cannot ensure that all of our users have the rights to upload or share these contents. In addition, Baidu Media Player, our audio and video player using point-to-point streaming media technology, enables users to play multimedia files, which may be protected by copyright or other intellectual property rights. We have been and may continue to be subject to copyright or trademark infringement and other related claims from time to time, in China and internationally.

In China, uncertainties still exist with respect to the legal standards as well as the judicial interpretation of such standards for determining liabilities of Internet search providers for providing links to contents on third-party websites that infringe others’ copyrights or hosting such contents. In December 2007, the High People’s Court of Beijing upheld a lower court’s ruling in our favor in a case originally filed against us in 2005 by seven music record companies alleging that our MP3 search services had infringed their copyrights. The court ruled that our service, which only provides links to online music hosted on third parties’ websites, does not constitute infringement. In the same month, however, the High People’s Court of Beijing upheld the decision by another lower court in favor of the record companies in a suit originally filed by 11 record companies against Yahoo! China in July 2006. In the Yahoo! China case, the court held that Yahoo! China was negligent in failing to remove all links to the infringing content after receiving notice from copyright holders, including those links that it “should have known” to have infringing content.

Although prior court rulings in China have only limited precedential value, the ruling of the High People’s Court of Beijing in the Yahoo! China case seems to suggest that the courts in future cases may place the burden on Internet search providers to remove not only links that have been specifically mentioned in the notices of infringement from right holders, but also links they “should have known” to contain infringing content. This interpretation was also adopted in the guidance on Internet related copyright infringement litigation issued by the High People’s Court of Beijing in May 2010. Such an interpretation of the applicable law could subject us and other Internet search providers to significant administrative burdens and litigation risks.

We conduct our business operations primarily in China. There might be claims that we are subject to U.S. copyright laws, including the legal standards for determining indirect liability for copyright infringement, although we believe such claims are without merits. In June 2009, a plaintiff filed a copyright infringement lawsuit against us in the U.S. District Court for the Southern District of New York. In December 2009, the court granted our motion to dismiss the complaint on the grounds of insufficient service of process and lack of personal jurisdiction. The plaintiff did not appeal the trial court’s ruling. Despite the above ruling in our favor, we cannot assure you that we will not be subject to copyright infringement lawsuits or other proceedings in the U.S. or elsewhere in the future.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operations of our business. We are currently named as a defendant in a number of copyright infringement suits in connection with our Baidu Wenku services, MP3 and certain other search services. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” If there is a successful claim of infringement, we may be required to discontinue the infringing activities, pay substantial fines and damages and/or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation by third parties and/or negative publicity alleging our intellectual property infringement could have an adverse effect on our business, reputation, financial condition or results of operations. To address the risks relating to intellectual property infringement, we may have to substantially modify, limit or terminate some of our search services. Any such change could materially affect user experience and in turn have an adverse impact on our business.

We have been and may again be subject to claims based on the content found on our websites or the results in our paid search listings.

In addition to the content developed by ourselves and posted on our websites, our users are free to post information on Baidu Post Bar, Baidu Knows, Baidu Encyclopedia, Baidu WenKu and other sections of our websites, and our P4P customers may create text-based descriptions and other phrases to be used as text or keywords in our search listings. We have been and may continue to be subject to claims for defamation, negligence or other legal theories based on the content found on our websites, which, with or without merit, may result in diversion of management attention and financial resources and negative publicity on our brand and reputation. See “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Furthermore, if the content posted on our websites contains information that government authorities find objectionable, our websites may be shut down and we may be subject to other penalties. See “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, subject us to liability for information displayed on or linked to our websites, and negative publicity outside of China.”

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content posted on our websites to ensure that such content is fair and accurate and in compliance with applicable law. In addition, where a special government review is required for specific categories of advertisements before posting, we are obligated to confirm that such review has been performed and approval has been obtained. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Advertisements.” Our P4P services are not subject to PRC advertising laws and regulations because PRC laws and regulations and administrative authorities currently do not classify P4P services as a form of online advertising. However, if P4P services are classified as a form of online advertising in the future, we would be obligated to examine the content of our P4P customers’ listings on our websites as required by PRC advertising laws, which could be very burdensome, and we may have to stop posting certain categories of listings on our websites or otherwise cease our P4P services for certain categories of customers. If advertisements shown on our websites are in violation of relevant PRC advertising laws and regulations, or if the supporting documentation and government approvals provided to us by our advertising clients in connection with such advertising content are not complete or accurate, we may be subject to legal liabilities and our reputation could be harmed.

We have been and in the future may again be subject to claims or negative publicity based on the results in our paid search listings. Claims have been filed against us after we allowed certain customers to register keywords containing trademarks, trade names or brand names owned by others and displayed links to such customers’ websites in our paid search listings. While we maintain a database of certain well-known trademarks and update continually our system algorithms and functions aiming at preventing customers from submitting a keyword containing the well-known trademarks that we know are owned by others, it is not possible for us to completely prevent our customers from bidding on keywords that contain trademarks, trade names or brand names owned by others. There has been negative publicity about fraudulent information in our paid search listings. Although we have been continually enhancing our technology, control and oversight to prevent fraudulent websites, web pages and information from our paid search listings, there is no guarantee that the measures we have taken are effective at all times. Claims and negative publicity based on the results in our paid search listings, regardless of their merit, may divert management attention, severely disrupt our operations, adversely affect our results of operations and harm our reputation.

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

In addition, many parties are actively developing and seeking protection for Internet-related technologies, including seeking patent protection. They may hold patents issued or pending that relate to certain aspects of our technologies, products, business methods or services. For example, we are aware that a patent has been issued in China relating to a method used by a database search system that determines the optimal bidding price for keywords based on an advertiser’s desired place in a search listing. Based on our own analysis and the analysis conducted by a third-party intellectual property agency, we do not believe that our P4P platform infringes this patent because, among other things, our system ranks customers’ links according to a comprehensive ranking index calculated based on both the quality factor of a sponsored link for a search query and the price bid on the keyword. However, the application and interpretation of Chinese patent laws and the procedures and standards for granting patents in China are still evolving and involve uncertainty. We cannot assure you that PRC courts or regulatory authorities would agree with the above analysis. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were sued for patent infringement claims with respect to our P4P platform and were found to infringe such patents and were not able to adopt non-infringing technologies, we may be severely limited in our ability to operate our P4P platform, which would have a material and adverse effect on our results of operations and prospects.

Our business may be adversely affected by third-party software applications or practices that interfere with our receipt of information from, or provision of information to, our users, which may impair our users’ experience.

Our business may be adversely affected by third-party malicious or unintentional software applications that make changes to our users’ computers and interfere with our products and services. These software applications may change our users’ Internet experience by hijacking queries to our websites, altering or replacing our search results, or otherwise interfering with our ability to connect with our users. The interference often occurs without disclosure to or consent from users, resulting in a negative experience that users may associate with our websites. These software applications may be difficult or impossible to remove or disable, may reinstall themselves and may circumvent other applications’ efforts to block or remove them. In addition, our business may be adversely affected by the practices of third-party website owners, content providers and developers which interfere with our ability to crawl and index their web pages and contents including applications. The ability to provide a superior user experience is critical to our success. If we are unable to successfully combat malicious third-party software applications that interfere with our products and services, our reputation may be harmed. If a significant number of website owners, content providers and developers prevent us from indexing and including their high-quality web pages and contents including applications in our search results, the quality of our search results may be impaired.

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

Our strategy of investments and acquiring complementary businesses and assets may fail.

As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic investments and acquisitions of businesses and assets that complement our existing business. In the past three years, we acquired certain businesses and intangible assets, including software, trademarks, customer relationships, user list and other assets, in addition to several strategic investments, such as our investment in Qunar Cayman Islands Limited, or Qunar. We may make other strategic investments and acquisitions in the future if suitable opportunities arise. Investments and acquisitions involve uncertainties and risks, including:

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	failure to achieve the intended objectives, benefits or revenue-enhancing opportunities;

•	costs and difficulties of integrating acquired businesses and managing a larger business; and

•	diversion of resources and management attention.

Any failure to address these risks successfully may have a material and adverse effect on our financial condition and results of operations. Such investments and acquisitions may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for investments and acquisitions, we may dilute the value of our ADSs and the underlying ordinary shares. If we borrow funds to finance investments and acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends. Such acquisitions may also generate significant amortization expenses related to intangible assets. In addition, we may also incur impairment charges to earnings for investments and acquired businesses and assets which are determined to be impaired, and recognize the proportional share of the net losses of the investees to the extent of the amount of the investments for the equity method investments.

We are subject to risks and uncertainties faced by companies in a rapidly evolving industry.

We operate in the rapidly evolving Internet industry, which makes it difficult to predict our future results of operations. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by companies in evolving industries. Some of these risks and uncertainties relate to our ability to:

•	maintain our leading position in the Chinese language Internet search market;

•	offer new, innovative products and services and enhance our existing products and services with innovative and advanced technology to attract and retain a larger user base;

•	retain existing customers and attract additional customers and increase spending per customer;

•	upgrade our technology to support increased traffic and expanded services;

•	further enhance our brand;

•	respond to competitive market conditions;

•	respond to evolving user preferences or industry changes;

•	respond to changes in the regulatory environment and manage legal risks, including those associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	execute our strategic investments and acquisitions effectively;

•	attract, retain and motivate qualified personnel and maintain good relations with a young and growing work force; and

•	build profitable operations in new markets such as the Japanese and other overseas Internet search markets.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

Our historical growth rate may not be indicative of our future growth rate.

We have experienced substantial growth in recent years. Our total revenues and net income attributable to Baidu, Inc. grew at a compound annual growth rate of 69.8% and 80.2%, respectively, from 2007 to 2011. Our growth was driven in part by the growth in China’s Internet and online marketing industries, which may not be indicative of future growth or be sustainable. Our past growth rate may not be indicative of our future growth rate.

Our results of operations may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our results of operations may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected figures. Our results of operations in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Any of the risk factors listed in this “Risk Factors” section, and in particular the following factors, could cause our results of operations to fluctuate from quarter to quarter:

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

•

PRC regulations or government actions pertaining to activities on the Internet, including various forms of entertainment, online payment and activities otherwise affecting our online marketing customers, and those relating to the new products and services we may introduce from time to time;

•	unforeseen events, such as negative publicity arising from reports by influential media outlets and other sources and labor disputes; and

•	geopolitical events, natural disasters or epidemics.

Because of the rapid growth of our business, our historical results of operations may not be useful to you in predicting our future results of operations. Our user traffic tends to be seasonal. For example, we generally experience less user traffic during public holidays and other special event periods in China. In addition, advertising and other marketing spending in China has historically been cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. Our rapid growth has lessened the impact of the cyclicality and seasonality of our business. As we continue to grow, we expect that the cyclicality and seasonality in our business may cause our results of operations to fluctuate.

A severe and prolonged global economic recession and the corresponding slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or

Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from such customer.

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

Because we rely to a large extent on distributors in providing our P4P services, failure to retain key distributors or attract additional distributors could materially and adversely affect our business. Moreover, there is no assurance that our direct sales model in some key geographic markets will continue to be successful.

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

We have transitioned to using our direct sales force to serve our P4P customers in some key geographic markets, such as Beijing, Shanghai and major cities in Guangdong Province. There is no assurance that our direct sales model in those markets will continue to be successful. If we fail to maintain an adequate direct sales force, retain existing customers and continue to attract new customers in those markets, our business, results of operations and prospects could be materially and adversely affected.

We rely on our Baidu Union members for a significant portion of our revenues. If we fail to retain existing Baidu Union members or attract additional members, our revenue growth and profitability may be adversely affected.

We pay Baidu Union members a portion of our revenues based on click-throughs by users of Baidu Union members’ properties. We consider our Baidu Union critical to the future growth of our revenues. Some of our Baidu Union members, however, may compete with us in one or more areas of our business. Therefore, they may decide in the future to terminate their relationships with us. If our Baidu Union members decide to use a competitor’s or their own Internet search services, our user traffic may decline, which may adversely affect our revenues. If we fail to attract additional Baidu Union members, our revenue growth may be adversely affected. In addition, if we have to share a larger portion of our revenues to retain existing Baidu Union members or attract additional members, our profitability may be adversely affected.

Our Japan and other overseas operations may not be successful.

We formally launched our Japanese search service in January 2008, after completing a 10-month Beta test for the service. We have limited experience operating in the Japanese market. Moreover, our Japan operations have incurred operating losses since the inception in December 2006, and it is uncertain when the business will become profitable, if at all. Additional future losses in our Japan operations could have an adverse effect on our overall results of operations.

The Japanese search market is highly competitive and currently is dominated primarily by Google, which has significantly greater financial resources, longer operating history and more experience in the Japanese search market than we do. Moreover, other local providers of competing search services may also have a substantial advantage over us in attracting users due to their more established brands in Japan, greater knowledge with respect to the tastes and preferences of Japanese users and their focus on the Japanese market. If we cannot compete successfully with these competitors in the Japanese language search market, our business in Japan could be adversely affected.

We have started to launch products and services in local languages to Internet users in several other countries. These overseas operations may be exposed to risks similar to those we face in Japan. In particular, we rely on local telecommunication operators and service providers to provide us with network services and data center hosting services, and our systems for these international products and services are not redundant across different regions and data centers. Any interruption to the Internet infrastructure or any data center may render our products and services in the region unavailable.

We face certain risks inherent in doing business internationally, including:

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

One or more of these factors could harm our Japan and other overseas operations and consequently, could harm our overall results of operations.

If we are unable to adapt or expand our existing technology infrastructure to accommodate greater traffic or additional customer requirements, our business may be harmed.

Our Baidu.com website regularly serves a large number of users and customers and delivers a large number of daily page views. Our technology infrastructure is highly complex and may not provide satisfactory service in the future, especially as the number of users and customers increases. We may be required to upgrade our technology infrastructure to keep up with the increasing traffic on our websites, such as increasing the capacity of our hardware servers and the sophistication of our software. If we fail to adapt our technology infrastructure to accommodate greater traffic or customer requirements, our users and customers may become dissatisfied with our services and switch to our competitors’ websites, which could harm our business.

If we fail to detect fraudulent click-throughs, we could lose the confidence of our customers and our revenues could decline.

We are exposed to the risk of click-through fraud on our paid search results. Click-through fraud occurs when a person clicks paid search results for a reason other than to view the underlying content of search results. If we fail to detect fraudulent clicks or otherwise are unable to prevent this fraudulent activity, the affected customers may experience a reduced return on their investment in our online marketing services and lose confidence in the integrity of our systems, and we may have to issue refunds to our customers. If this happens, we may be unable to retain existing customers and attract new customers for our online marketing services, and our online marketing revenues could decline. In addition, affected customers may also file legal actions against us claiming that we have over-charged or failed to refund them. Any such claims or similar claims, regardless of their merits, could be time-consuming and costly for us to defend against and could also adversely affect our brand and our customers’ confidence in the integrity of our systems.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology (or its predecessor, the Ministry of Information Industry, before its formal establishment in 2008), or the MIIT. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. It is unpredictable whether a more sophisticated Internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

We rely heavily on China Telecommunications Corporation, or China Telecom, China United Network Communications Group Company Limited, or China Unicom, and China Mobile Communications Corporation, or China Mobile, to provide us with network services and data center hosting services. We have entered into contracts with various local branches or subsidiaries of China Telecom, China Unicom and China Mobile to obtain data communications capacity. We have limited access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of these companies, or if these companies otherwise fail to provide such services. In 2009, due to connection failures at a China Telecom Internet data center that hosted our servers, we were unable to provide services for approximately eight hours. Any unscheduled service interruption could damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by China Telecom and China Unicom. If the prices that we pay for telecommunications and Internet services rise significantly, our gross margins could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our user traffic may decrease, which in turn may harm our revenues.

Failure of information security could damage our reputation and brand, and harm our business and results of operations.

The Internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. We transmit and store over our systems confidential and private information of our users, customers, distributors and Baidu Union members, such as personal information, including names, user IDs and passwords, and payment or transaction related information. Ensuring the confidentiality, integrity, availability and authenticity of the information of our users, customers, distributors and Baidu Union members, is essential to maintain their confidence in our online products and services.

We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies. However, advances in technology, increased level of sophistication and diversity of our products and services, increased level of expertise of hackers, new discoveries in the field of cryptography or others could still result in a compromise or breach of the measures that we use. Because of our leading market position in the Internet industry in China, we believe we are a particularly attractive target for security breaches and hacking attacks. We have experienced in the past, and may experience in the future, such attacks. In August 2011, China’s Supreme People’s Court and Supreme People’s Procuratorate issued judicial interpretations regarding hacking and other Internet crimes. However, its effect on curbing hacking and other illegal online activities still remains to be seen. Significant capital, managerial and human resources are required to enhance information security and to address any issues caused by security failures. If we are unable to protect our systems, hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause loss or give rise to our liabilities to the owners of confidential information, such as our users, customers, distributors and Baidu Union members, and disrupt our operations. Any negative publicity on our website’s safety or privacy protection mechanism and policy could also have a material and adverse effect on our public image and reputation.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2011. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective in all material aspects. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our business could be adversely affected by the effects of avian influenza, severe acute respiratory syndrome (SARS), the influenza A (H1N1), or another epidemic or outbreak. For instance, health or other government regulations adopted in response to an epidemic or outbreak may require temporary closure of Internet cafes, where many users access our websites, or of our offices. Such closures would severely disrupt our business operations and adversely affect our results of operations.

Risks Related to Our Corporate Structure

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in such PRC laws and regulations or changes in interpretations thereof may materially and adversely affect our business.

The PRC government restricts foreign investment in Internet, online advertising and employment agency businesses. We and our PRC subsidiaries are considered foreign persons or foreign-invested enterprises under PRC foreign investment related laws. As a result, we and our PRC subsidiaries are subject to PRC legal restrictions on foreign ownership of Internet, online advertising and employment agency businesses. Accordingly, we operate our websites and conduct online advertising and employment agency businesses in China through our consolidated affiliated entities. To comply with these PRC regulations, we operate our websites mainly through Beijing Baidu Netcom Science Technology Co., Ltd., or Baidu Netcom, and Beijing Perusal Technology Co., Ltd., or Beijing Perusal, operate an online payment platform through Beijing BaiduPay Science and Technology Co., Ltd., or BaiduPay, and provide online employment agency services through Baidu HR Consulting (Shanghai), Co., Ltd., or Baidu HR. All the nominee shareholders of our consolidated affiliated entities are either PRC citizens or PRC domestic enterprises, and these entities are therefore considered as PRC domestic enterprises under PRC law. The “nominee shareholders” refer to those shareholders who have pledged their equity interest in our consolidated affiliated entities to us and entered into exclusive equity purchase option agreements with us as part of the contractual arrangements. We have contractual arrangements with our consolidated affiliated entities and the nominee shareholders that allow us to substantially control these entities. These contractual arrangements demonstrate our ability and intention to continue to exercise the ability to absorb substantially all of the profits and the expected losses of the affiliated entities.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with our consolidated affiliated entities, including, among others, Baidu Netcom, Beijing Perusal, BaiduPay or Baidu HR, and the nominee shareholders. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

Although we believe we comply with current PRC regulations, we cannot assure you that the PRC government would agree that these operating arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining penalties for violations of laws and regulations. If the PRC government determines that we do not comply with applicable law, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business. Any of these or similar occurrences could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.

If the PRC government were to classify P4P services as a form of online advertising or as part of Internet content services, we may have to conduct our P4P business through Baidu Netcom, which may increase our effective tax rate, and we might be subject to sanctions and required to pay delinquent taxes.

PRC laws and regulations and administrative authorities currently do not classify P4P services as a form of online advertising or as part of Internet content services that require an ICP license, or ICP services. We conduct our P4P business through our subsidiaries in the PRC, none of which has the qualification to operate online advertising business or holds an ICP license. However, we cannot assure you that the PRC government will not classify P4P services as a form of online advertising or as part of ICP services in the future. If new regulations characterize P4P services as a form of online advertising or as part of ICP services, we may have to conduct our P4P business through Baidu Netcom, which is qualified to operate online advertising business and holds an ICP license. This may increase our tax liability, given the advertising revenues generated by Baidu Netcom are subject to a 3% construction fee for culture undertakings in addition to the 5% business tax. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation” for more information on PRC business tax. Moreover, if the change in classification of P4P services were to be retroactively applied, we might be subject to sanctions, including payment of delinquent taxes and fines. In addition, the classification of P4P services as a form of online advertising could subject us to an obligation to examine the content of listings of our P4P customers on our websites and the associated risks. See “—Risks Related to Our Business—We have been and may again be subject to claims based on the content found on our websites or the results in our paid search listings.” Such examinations could be burdensome and increase our operating costs and expenses. Any change in the classification of P4P by the PRC government may significantly disrupt our operations and materially and adversely affect our business, results of operations and financial conditions.

Our contractual arrangements with our consolidated affiliated entities in China and the individual nominee shareholders may not be as effective in providing control over these entities as direct ownership.

Since PRC law restricts foreign equity ownership in Internet, online advertising and employment agency companies in China, we operate our ICP, online advertising and employment agency businesses through our consolidated affiliated entities in China. We have no equity ownership interest in any of these entities and must rely on contractual arrangements to control and operate such businesses. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, these entities could fail to take actions required for our business or fail to maintain our websites despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, which may not be effective. In addition, we cannot assure you that any of the individual nominee shareholders would always act in our best interests.

Our contractual arrangements with our consolidated affiliated entities in China may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between our subsidiaries and each of our consolidated affiliated entities in China, we are effectively subject to the 5% PRC business tax on both revenues generated by our consolidated affiliated entities’ operations in China and revenues derived from our subsidiaries’ contractual arrangements with these consolidated affiliated entities. Moreover, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between our subsidiaries and these consolidated affiliated entities were not on an arm’s-length basis and therefore constituted a favorable transfer pricing. Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, an enterprise must submit its annual tax return together with information on related-party transactions to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related-party transactions that are inconsistent with arm’s-length principles. For example, the PRC tax authorities could request that our consolidated affiliated entities adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our consolidated affiliated entities’ tax expenses without reducing our subsidiaries’ tax expenses, which could subject our consolidated affiliated entities to interest due on late payments and other penalties for under-payment of taxes.

We may have exposure to greater than anticipated tax liabilities.

We are subject to enterprise income tax, or EIT, business tax, value-added tax, or VAT, and other taxes in many provinces and cities in China and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

The individual nominee shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may adversely affect our business. We do not have any arrangements in place to address such potential conflicts.

Robin Yanhong Li, our chairman, chief executive officer and co-founder, is also the principal nominee shareholder of Baidu Netcom, one of our consolidated affiliated entities. Baidu Netcom is the principal nominee shareholder of BaiduPay and Baidu HR, two other consolidated affiliated entities. We have a few other consolidated affiliated entities, including Beijing Perusal, the nominee shareholders of which are individuals designated by us.

Although the individual nominee shareholders are contractually obligated, or obligated as a result of their fiduciary duty to our company, to act in good faith and in our best interest, they may still have potential conflicts of interest with us. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, cause our consolidated affiliated entities to breach or refuse to renew, the existing contractual arrangements with us. Currently, we do not have any arrangements to address potential conflicts of interest between these individuals and our company. We rely on Mr. Robin Yanhong Li who is also a director of our company to abide by the Cayman Islands law, which provide that directors owe a fiduciary duty to the company, and those who are also directors or officers of our PRC subsidiaries to abide by PRC law, which provide that directors and officers owe a fiduciary duty to the company. Such fiduciary duty requires directors to act in good faith and in the best interests of the company and not to use their positions for personal gains. There are, however, no specific provisions under the PRC or Cayman Islands law on how to address potential conflicts of interest. If we cannot resolve any conflict of interest or dispute between us and the individual nominee shareholders of our consolidated affiliated entities, we would have to rely on legal proceedings, which could disrupt our business, distract management and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The individual nominee shareholders of our consolidated affiliated entities may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant consolidated affiliated entities and the validity or enforceability of our contractual arrangements with the relevant entity and nominee shareholders. For example, in the event that any of the nominee shareholders of our consolidated affiliated entities divorces his or her spouse, the spouse may claim that the equity interest of the relevant consolidated affiliated entities held by such nominee shareholder is part of their community property and should be divided between any such nominee shareholder and spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the nominee shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in our losing effective control over the relevant consolidated affiliated entity. Similarly, if any of the equity interests of our consolidated affiliated entities is inherited by a third party on whom the current contractual arrangements are not binding, we could lose our control over the relevant consolidated affiliated entity or have to maintain such control at unpredictable cost, which could cause significant disruption to our business operations and harm our financial condition and results of operations.

We may be unable to collect long-term loans to the individual nominee shareholders of our consolidated affiliated entities in China.

As of the date of this annual report, we have made long-term loans in an aggregate principal amount of RMB171.0 million (US$27.2 million) to the individual nominee shareholders of our consolidated affiliated entities. We extended these loans to enable the individual nominee shareholders to fund the initial capitalization of these entities and subsequent increases in its registered capital. As of the date of this annual report, all of the registered capital of our consolidated affiliated entities in China has been fully funded. We may in the future provide additional loans to the individual nominee shareholders of our consolidated affiliated entities in China in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans will depend on the profitability of these consolidated affiliated entities and their operational needs, which are uncertain.

We are in the process of registering the pledges of equity interests by certain nominee shareholders of our consolidated affiliated entities with the relevant authority, and we may not be able to enforce the equity pledges against any third parties who acquire the equity interests in good faith in the relevant consolidated affiliated entities before the pledges are registered.

The nominee shareholders of Baidu Netcom, Beijing Perusal, BaiduPay and Baidu HR, each a consolidated affiliated entity of us, have pledged all of their equity interests in the relevant consolidated affiliated entities to Baidu Online, our wholly-owned subsidiary. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. We are in the process of registering the updated pledges relating to two recent changes in our consolidated affiliated entities’ share capital: the pledge of 0.5% of the equity interests in Baidu Netcom held by an individual nominee shareholder who recently acquired such equity interests from the previous nominee shareholder pursuant to our direction; the pledge of the recently increased portion of the registered capital of Beijing Perusal. Prior to the completion of such registrations, we may not be able to successfully enforce the equity pledges against any third parties who have acquired property right interests in good faith in the equity interests in the relevant consolidated affiliated entities.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and operations.

Most of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are affected by economic, political and social conditions in China generally and by continued economic growth in China as a whole.

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While China’s economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy, and may slow down in the future. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition. Stimulus measures designed to boost the Chinese economy, on the other hand, may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets.

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

PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past three decades. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. The following are a few examples:

•

China enacted the Anti-Monopoly Law, which became effective on August 1, 2008. Because the Anti-Monopoly Law and the related regulations are still new, and there have been very few court rulings and judicial or administrative interpretations on certain key concepts used in the law, it is uncertain how the implementation and enforcement of the Anti-Monopoly Law and the related regulations would affect our business.

•

The Tort Liability Law that became effective on July 1, 2010. In accordance with the Tort Liability Law, where an Internet service provider is informed or knows that an Internet user is infringing other persons’ rights and interests through its Internet service but fails to take necessary actions, it will be jointly and severally liable with the Internet user as to the damages suffered by the right holders as a result of the infringing activity known to the Internet service provider. The interpretation of the applicability and enforceability of the Tort Liability Law on Internet search providers remain uncertain, thus we are not sure how it would affect our business.

•

The PRC Ministry of Commerce issued the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises in August 2011 in implementation of an earlier circular of the PRC State Council. These security review rules specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the PRC Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. No explicit provision or official interpretation indicate that our ICP, online advertising and other business fall into the scope of “industry related to national security” subject to the security review, or the security review would apply retrospectively to mergers and acquisitions already completed previously. As we have already obtained the “de facto control” over our consolidated affiliated entities prior to the effectiveness of the security review rules, we do not believe we are required to submit our existing contractual arrangements to the PRC Ministry of Commerce for security review. However, as the security review rules are relatively new and there is a lack of clear statutory interpretation or implementation, there is no guarantee that the PRC Ministry of Commerce will have the same view as we do.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our potential violation of these policies and rules. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet business and companies.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, under certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the Internet industry include, but are not limited to, the following:

•

We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including online information services.

•

There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may not be able to obtain or renew certain permits or licenses, including without limitation an Internet news license, which is issued by the State Council News Office, an Internet culture business permit with the permitted scope of business covering online game virtual currency issuance or trading, which is issued by the Ministry of Culture, an audio/video program transmission license, which is issued by the State Administration of Radio, Film and Television, an Internet publication business license, which is issued by the General Administration of Press and Publication, a surveying and mapping qualification certificate for Internet map services, which is issued by the State Bureau of Surveying and Mapping, a payment service permit, which is issued by the People’s Bank of China, and a qualification certificate for internet drug information services, which is issued by provincial branch of the State Food and Drug Administration. Failure to obtain or renew these permits and licenses may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•

New laws and regulations may be promulgated to regulate Internet activities, including online advertising and online payment. Other aspects of our online operations may be regulated in the future. If these new laws and regulations are promulgated, additional licenses may be required for our online operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

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

The GAPP Notice published on September 28, 2009 prohibits foreign investors from participating in Internet game operating businesses through wholly-owned enterprises, equity joint ventures or cooperative joint ventures in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. We offer online games provided by our game operator partners on our website. If we are found to be in violation of any existing or future PRC laws or regulations, including the MIIT Notice and the GAPP Notice, the relevant regulatory authorities would have broad discretion in dealing with such violations.

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

According to the People’s Bank of China’s Measures Concerning Payment Services by Non-financial Institutions, which took effect from September 1, 2010, and its implementation rules, non-financial institutions that have been providing monetary transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid card or bank card, and other payment services as specified by the People’s Bank of China, are required to obtain a license from the People’s Bank of China prior to September 1, 2011, in order to continue providing monetary transfer services. We applied for the license to provide monetary transfer services and received the acceptance notice from the local branch of the People’s Bank of China, which effectively extends the September 30, 2011 deadline to the point in time that the People’s Bank of China makes a final decision whether to grant the license. We have not received such license as of the date of this annual report. We cannot assure you that we will be able to obtain such license. We will have to cease conducting our online payment business if we fail to obtain such license.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business.

A notice issued by the PRC Ministry of Culture in August 2009 may significantly affect our online music search services.

In August 2009, the PRC Ministry of Culture promulgated the Notice on Strengthening and Improving the Content Review of Online Music, which provides, among others, that only “Internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. We hold an Internet culture business permit granted by the Ministry of Culture, which allows us to engage in “Internet culture activities” as defined in the relevant regulations promulgated by the Ministry of Culture. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Internet Culture Activities.” However, we cannot assure you that the third-party music websites that our MP3 search services link to or our business are operated by Internet culture operating entities approved by the Ministry of Culture. If the enforcement of this notice leads to the closure of a large number of music websites in China, the experience of the users of our MP3 search services could be adversely affected, which could in turn negatively affect our traffic. According to an interpretation of this notice subsequently posted on the Ministry of Culture’s website, entities that provide direct links to online music products must ensure that music products disseminated by them in such manner have passed the content review by the Ministry of Culture. It remains unclear how certain aspects of this notice will be implemented. If we are deemed by the Ministry of Culture to have failed to fully comply with the requirements of this notice, we could be subject to administrative penalties, including an order to stop providing links to certain music products, fines, or confiscation of income derived from activities deemed in violation of the notice. Any of these occurrences could materially and adversely affect our business and results of operations.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, subject us to liability for information displayed on or linked to our websites, and negative publicity outside of China.

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

In addition, the MIIT has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider to block any Internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information. Furthermore, we are required to report any suspicious content to relevant governmental authorities, and to undergo computer security inspections. If we fail to implement the relevant safeguards against security breaches, our websites may be shut down and our business and ICP licenses may be revoked. In addition, Internet companies which provide bulletin board systems (BBS), chat rooms or similar services must apply for specific approval from relevant authorities in practice.

Although we attempt to monitor the content in our search results and on our online communities such as Baidu Post Bar, we are not able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our Baidu Post Bar message boards or our other online communities by our users. To the extent that PRC regulatory authorities find any content displayed on our websites objectionable, they may require us to limit or eliminate the dissemination of such information on our websites. If third-party websites linked to or accessible through our websites conduct unlawful activities such as online gambling on their websites, PRC regulatory authorities may require us to report such unlawful activities to relevant authorities and to remove the links to such websites, or they may suspend or shut down the operation of such websites. PRC regulatory authorities may also temporarily block access to certain websites for a period of time for reasons beyond our control. Any of these actions may reduce our user traffic and adversely affect our business. In addition, we may be subject to penalties for violations of those regulations arising from information displayed on or linked to our websites, including a suspension or shutdown of our online operations.

Moreover, our compliance with PRC regulations governing Internet access and distribution of news and other information over the Internet may subject us to negative publicity or even legal actions outside of China. In May 2011, eight New York residents filed a lawsuit against us before the U.S. District Court for the Southern District of New York accusing us of aiding Chinese censorship in violation of the U.S. Constitution. Although we believe the U.S. court does not have jurisdiction over us, we cannot assure you that the U.S. court would not conclude the case against us. Even if we win the case, our reputation may be adversely affected among users and investors outside of China.

Intensified government regulation of Internet cafes could restrict our ability to maintain or increase user traffic to our websites.

The PRC government has tightened its regulation over Internet cafes in recent years. In particular, a large number of unlicensed Internet cafes have been closed. In addition, the PRC government has imposed higher capital and facility requirements for the establishment of Internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow down the growth of Internet cafes. In June 2002, the Ministry of Culture, together with other government authorities, issued a joint notice, and in February 2004, the State Administration for Industry and Commerce issued another notice, suspending the issuance of new Internet cafe licenses. In May 2007, the State Administration for Industry and Commerce reiterated its position not to register any new Internet cafes in 2007. In 2008 and 2009, the Ministry of Culture, the State Administration for Industry and Commerce and other relevant government authorities, individually or jointly, issued several notices that provide various ways to strengthen the regulation of Internet cafes, including investigating and punishing Internet cafes that accept minors, cracking down on Internet cafes without sufficient and valid licenses, limiting the total number of Internet cafes and approving Internet cafes within the planning made by relevant authorities, screening unlawful and adverse games and websites, and improving the coordination of regulation over Internet cafes and online games. So long as Internet cafes are one of the primary venues for our users to access our websites, any reduction in the number, or any slowdown in the growth, of Internet cafes in China could limit our ability to maintain or increase user traffic to our websites.

The discontinuation of any of the preferential income tax treatments currently available to us in the PRC could have a material and adverse effect on our result of operations and financial condition.

According to the EIT Law, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to EIT at a uniform rate of 25%. The EIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax rates according to then effective tax laws and regulations will gradually transition to the uniform 25% EIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “High and New Technology Enterprises strongly supported by the state,” subject to certain general factors described in the EIT Law and the related regulations.

In December 2008, our PRC subsidiaries Baidu Online and Baidu Times were designated by the Beijing Municipal Science and Technology Commission as “High and New Technology Enterprise” under the EIT Law. Baidu Online and Baidu Times received the High and New Technology Enterprise certificates jointly issued by the Beijing Municipal Science and Technology Commission, Beijing Finance Bureau, and Beijing State and Local Tax Bureaus, or the Beijing authorities, in February 2009 and had such certificates renewed in January 2012. Our PRC consolidated affiliated entity, Baidu Netcom, was designated by the Beijing Municipal Science and Technology Commission as “High and New Technology Enterprise” under the EIT Law in December 2010 and received the High and New Technology Enterprise certificates jointly issued by the Beijing authorities in May 2011. Therefore, Baidu Online, Baidu Times and Baidu Netcom are entitled to enjoy a preferential tax rate of 15% as long as they maintain their qualification as “High and New Technology Enterprise.” If any or all of Baidu Online, Baidu Times and Baidu Netcom fail to maintain the “High and New Technology Enterprise” qualification, their applicable EIT rates will be up to 25%. In addition, Baidu China has applied for the status of “High and New Technology Enterprise” in 2011, which, if approved, may reduce its applicable tax rate to 15%. If Baidu China fails to obtain the “High and New Technology Enterprise” qualification, its applicable EIT rate will remain 24%.

Furthermore, in February 2011, Baidu Online was announced as a “Key Software Enterprise” jointly by the National Development and Reform Commission, MIIT, Ministry of Commerce and State Administration of Taxation, which entitled it to enjoy a preferential income tax rate of 10% for 2010. The status as a “Key Software Enterprise” is subject to an annual assessment by the relevant governmental authorities in China. There is no assurance that Baidu Online will continue to maintain the status in the future.

The discontinuation of any of the above-mentioned preferential income tax treatments currently available to us in the PRC could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

If our PRC subsidiaries declare and distribute dividends to their respective offshore parent companies, we will be required to pay more taxes, which could have a material and adverse effect on our result of operations.

Under the EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax unless such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The British Virgin Islands, where Baidu Holdings Limited, the direct parent company of our PRC subsidiary Baidu Online, is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax under certain conditions. For example, Baidu (Hong Kong) Limited, which directly owns our PRC subsidiaries Baidu China and Baidu Times, is incorporated in Hong Kong. However, if Baidu (Hong Kong) Limited is not considered to be the beneficial owner of dividends paid to it by Baidu China and Baidu Times under a tax notice promulgated on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC Enterprise Income Tax.” If our PRC subsidiaries declare and distribute profits earned after January 1, 2008 to us in the future, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

We may be deemed a PRC resident enterprise under the EIT Law, which could subject us to PRC taxation on our global income, and which may have a material and adverse effect on our results of operations.

Under the EIT Law and related regulations, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and is subject to the EIT at the rate of 25% on its worldwide income. The related regulations define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued a SAT Circular 82 on April 22, 2009, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled overseas-incorporated enterprise is located in China. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC Enterprise Income Tax.” Although SAT Circular 82 applies only to overseas registered enterprises controlled by PRC enterprises, not to those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. If we are deemed a PRC resident enterprise, we may be subject to the EIT at 25% on our global income, except that the dividends we receive from our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed as “dividends among qualified PRC resident enterprises.” If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

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

Furthermore, if we are considered a PRC resident enterprise and relevant PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares to be income derived from sources within the PRC, such dividends and gains earned by non-resident individuals may be subject to PRC individual income tax at a rate of 20%. If we are required under PRC tax laws to withhold PRC income tax on dividends payable to our non-PRC investors that are non-resident individuals or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

Our subsidiaries and consolidated affiliated entities in China are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the Cayman Islands and do not conduct any business operations other than investing in our subsidiaries and affiliated entities. As a result of our holding company structure, we currently rely primarily on dividend payments from our subsidiaries in China. However, PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and consolidated affiliated entities in China are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “—Governmental control of currency conversion may affect the value of your investment.” Furthermore, if our subsidiaries or consolidated affiliated entities in China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If our subsidiaries and consolidated affiliated entities in China are unable to pay dividends or make other payments to us, we may be unable to pay dividends on our ordinary shares and ADSs.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive most of our revenues in RMB. Under our current structure, our income at the Cayman Islands holding company level will primarily be derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and consolidated affiliated entities. We may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. Loans by us to any of our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the PRC Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Meanwhile, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions given the PRC legal restrictions on foreign ownership of Internet, online advertising and employment agency businesses.

In August 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular No. 142 could result in severe monetary or other penalties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular No. 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE Circular No. 75 effective from November 2005 and a series of implementation rules and guidance issued by SAFE, including the most recent circular relating to operating procedures that came into effect as of July 1, 2011, require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

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

As it is uncertain how the SAFE regulations described above will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly listed company. In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rule, which terminated and replaced the previous rules issued by SAFE in March 2007. Under the Stock Option Rule, PRC residents who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. We and our PRC resident employees who have been granted stock options are subject to these regulations. We have designated our PRC subsidiary Baidu Online to handle the registration and other procedures required by the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations in the future, we or our PRC optionees and their local employers may be subject to fines and legal sanctions.

A regulation adopted in August 2006 and other recent regulations establish more complex procedures for acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in August 2006, among other things, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, recently issued by the PRC Ministry of Commerce in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the PRC Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of this regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce and go through security review procedures, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. We believe that our business is not in an industry related to national security but we cannot preclude the possibility that the PRC Ministry of Commerce or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Fluctuation in the value of the RMB may have a material and adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Between July 21, 2005 and March 23, 2012, the RMB appreciated by approximately 23.9% against the U.S. dollar, although the pace of appreciation was uneven during the period. It is difficult to predict how the RMB exchange rates may change in the future.

Our revenues and costs are mostly denominated in RMB. At the Cayman Islands holding company level, we rely entirely on dividends and other fees paid to us by our subsidiaries and consolidated affiliated entities in China. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Risks Related to Our ADSs

The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial estimates by securities research analysts;

•	conditions in Internet search and online marketing markets;

•	changes in the operating performance or market valuations of other Internet search or Internet companies;

•	announcements by us or our competitors or other Internet companies of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	intellectual property litigation; and

•	general economic or political conditions in China or elsewhere in the world.

In addition, the stock market in general, and the market prices for Internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ADSs, the prevailing market price for our ADSs could be adversely affected. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have a material and adverse effect on the price of our ADSs.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attached to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attached to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction will be deemed given and no such discretionary proxy will be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct most of our operations in China and all of our officers reside outside of the United States.

We are incorporated in the Cayman Islands, and conduct most of our operations in China through our wholly-owned subsidiaries and consolidated affiliated entities in China. All of our officers and a majority of our directors reside outside of the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of China upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2011 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering. Our co-founder, chairman and chief executive officer, Robin Yanhong Li, who acquired our shares prior to our initial public offering, hold our Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. In addition, if at any time Robin Yanhong Li and his affiliates collectively own less than 5% of the total number of the issued and outstanding Class B ordinary shares, each issued and outstanding Class B ordinary share will be automatically and immediately converted into one Class A ordinary share, and we shall not issue any Class B ordinary shares thereafter.

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

Our articles of association include certain provisions that could limit the ability of others to acquire control of our company, and therefore may deprive the holders of our ordinary shares and ADSs of the opportunity to sell their ordinary shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions. These provisions include the following:

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

Based on the market price of the ADSs and our ordinary shares, the composition of our income and assets and our operations, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2011. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2012 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The future value of our assets is generally determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10.E. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

In July 2011, we acquired a majority stake in Qunar, an online travel search services provider, with total consideration of US$300.3 million. We have since then consolidated the financial results of Qunar in our consolidated financial statements. We are the majority shareholder of Qunar, owning 62.01% equity interests on an as-converted basis in Qunar.

B. Business Overview

We are the leading Chinese language Internet search provider. As a technology-based media company, we aim to provide the best way for people to find information. In addition to serving Internet search users, we provide an effective platform for businesses to reach potential customers. According to a market survey announced by iResearch Consulting Group, a third-party market research firm, our search engine Baidu.com accounted for 84.7% of the total Chinese language web search market in China in the first three quarters of 2011, as measured by the number of Chinese language web search requests handled. According to Alexa.com, our Baidu.com website was the largest website in China, as measured by user traffic during the three-month period ended December 31, 2011.

In January 2008, we formally launched our Japanese search services at Baidu.jp, run by our subsidiary in Japan, Baidu Japan Inc. Our Japanese search services enable users to find relevant information online, including web pages, images and multimedia files, through links provided on our websites. We have also started to launch products and services in local languages to Internet users in several other countries.

We conduct our operations primarily in China, while our revenues generated from international operations are insignificant. Revenues generated from our operations in China accounted for approximately 99.9%, 99.8% and 99.6% of our total revenues in 2009, 2010 and 2011, respectively.

We serve three types of online participants:

Users. We primarily offer a Chinese language search platform on our website Baidu.com. We primarily provide Chinese language Internet search services to enable users to find relevant information online, including web pages, news, images, documents and multimedia files, through links provided on our websites. We also offer several international products and services in local languages to users in several other countries.

Customers. We design and deliver our online marketing services primarily on our Baidu.com website to our online marketing customers to whom we provide one or more forms of our online marketing services. In 2011, we had approximately 488,000 active online marketing customers. Our online marketing customers consist of SMEs throughout China, large domestic companies and Chinese divisions or subsidiaries of large, multinational companies. We have a diverse customer base in terms of industries and geographical locations. The industries in which our customers operate include medical, machinery, education, software and online games, tourism and ticketing, transportation, franchising, business services, electronic products, information technology services, financial services, construction and decoration, and household appliances. Customers in the top five industries contributed approximately 51% of our total online marketing revenues in 2011. Although we have customers located throughout China, we have a more active and larger customer base in coastal regions, reflecting the current general economic demographics in China.

Baidu Union Members. Baidu Union consists of a large number of third-party web content and software providers. Baidu Union members, including those mobile and non-mobile oriented, can display on their properties our customers’ promotional links that match the content of such members’ properties. Some Baidu

Union members, including those mobile and non-mobile oriented, also embed some of our products and services such as Baidu search box, Baidu Toolbar, Baidu Browser, Hao123, Baidu Palm and Baidu Mobile Browser into their properties. Our relationships with Baidu Union members allow them to provide high-quality and relevant search results to their users without the cost of building and maintaining advanced search capabilities in-house. Moreover, our Baidu Union members can monetize their traffic through revenue sharing arrangements with us, which are based on the number of click-throughs from their users on our customers’ promotional links. The click-throughs can be either on our customers’ promotional links reached through Baidu products and services embedded on the Baidu Union members’ properties or directly on our customers’ promotional links located on the Baidu Union Members’ properties. We adopted the differential revenue sharing policy in 2011 that the Baidu Union members who bring higher quality traffic are awarded with higher revenue sharing ratio. We also closely monitor the effectiveness of our promotional campaigns to recruit additional Baidu Union members. The number of Baidu Union members that contributed revenues to us increased by approximately 7.6% in 2011.

Products and Services for Users

We focus on offering products and services that enable our users to find relevant information quickly and easily. We offer the following products and services at Baidu.com to users free of charge generally. These products and services can be accessed through PCs, mobile and other non-mobile devices. We organize our products and services for users into eight categories, namely, search products, social-networking products, user-generated-content-based knowledge products, location-based products and services, music products, PC client software, mobile related products and services and other products and services. We also offer some products and services provided by our associated or cooperative websites.

Search Products

Baidu Web Search. Baidu’s web search allows users to locate information, products, applications and services using Chinese language search queries. Our web search also incorporates some Bing’s English search results, which are presented to our users conducting searches using some English language search queries. Through our search proprietary technology, we build and continuously refine a large database of Chinese synonyms and closely associated phrases, which is essential for accurate and efficient execution of Chinese language searches. The Baidu.com home page prominently features a search box that is designed not only to load quickly but also to be user-friendly. We also offer personalized home pages for users. After entering a search query, users are generally presented with a list of search results, which may include our customers’ links marked as sponsored links. Users can then access the desired websites by clicking on the hypertext links displayed in the search results.

In addition to providing access to over ten billion indexed Chinese language web pages, we have integrated additional features into our web search that help users find information more easily. The Baidu web search includes features such as:

•	Related Search — provides alternative search terms based on the original queries to help users find relevant web pages quickly.

•	Search in Results — enables users to conduct additional searches within the initial search results.

•	Search Term Suggestion — displays a list of suggested search terms as the user inputs words into the search box.

•	Search by Chinese Phonetics (Pinyin) — enables users to conduct quick searches by entering Chinese phonetics with letters of the English alphabet instead of Chinese characters.

•	Spell Checker — suggests alternative search terms when a search appears to contain misspellings or typing errors.

•

Advanced Search — enables users to create more focused queries by employing techniques such as narrowing results to specified words or phrases, document formats, geographic regions, time frames or websites.

•	Snapshots — provides snapshots of web pages taken when the pages were indexed, allowing users to view web pages that cannot be opened quickly or easily.

•	Weibo Contents — enables users to search and view directly in our search results a few latest useful Weibo contents offered by third parties such as Tencent and SINA.

•

Other Baidu products — displays search results from other Baidu products including Baidu News, Baidu Image Search, Baidu Video Search, Hao123, Baidu Post Bar, Baidu Space, Baidu Knows, Baidu Encyclopedia, Baidu WenKu, Baidu Map Search, Baidu Shenbian, Baidu Ting!, Baidu MP3 Search, Baidu Translation and Baidu Dictionary. In addition, Baidu Web Search enables users to view some accurate answers and structured data, and also allows users to launch some applications directly, which feature is powered by Baidu Open Platform where content providers and developers can submit their contents.

Baidu Image Search. Baidu Image Search enables users to search images on the Internet by term queries or various categories and offers advanced features, such as search by image file type and search within a designated website. Baidu Image Search also allows users to search information on an image or search other similar images by allowing users to upload an image or entering its uniform resource locator (URL). In addition, registered users can upload, label and share with others high quality pictures through Baidu Image Search.

Baidu Video Search. Baidu Video Search enables users to search for and access through hyperlinks online video clips that are hosted on third parties’ websites.

Baidu News. Baidu News provides links to an extensive selection of local, national and international news and presents news stories in a searchable format, typically within minutes of their publication on the web. Baidu News uses an automated process to display links to related headlines, which enables users to see many different viewpoints on the same story. Baidu News is typically updated every five minutes throughout the day. Users also can choose to have links of specific types of news articles (e.g., financial news) or news articles containing specific keywords delivered to their email accounts.

Baidu Web Directory. Baidu Web Directory enables users to browse and search through websites that have been organized into categories.

Hao123.com. We also operate Hao123.com, a popular Chinese web directory navigation site in China.

Baidu Group Buy Directory. Baidu Group Buy Directory is a navigation site through which users can view group buy items provided by third-party group buy websites by categories and click through links to these group buy websites for more items. Baidu Group Buy Directory has cooperated with more than 100 group buy websites and compiles group buy information covering over 400 cities in China.

Baidu Open Platform. Baidu Open Platform is a platform aiming at providing one-stop online services to users by intelligently identifying users’ demands before providing optimized treatments and responses and at increasing coverage of Baidu products and services. Baidu Open Platform, accessible through open.baidu.com as a general access, has many other specialized accesses such as app.baidu.com and mobileapp.baidu.com. Content providers and developers can submit their contents and applications to Baidu Open Platform. These contents and applications are presented on Baidu’s search result pages directly and at accesses such as open.baidu.com and app.baidu.com by categories. Baidu Open Platform also provides certain application and data application programming interfaces, or APIs, as well as open source tools for developers.

Social-networking Products

Baidu Post Bar. Baidu Post Bar provides users with a query-based searchable community to exchange views and share knowledge and experience. The community can be further expanded by users posting new topics that have not been covered in the community before. In Baidu Post Bar, users can search, read and browse Internet message boards and after signing in, reply to other members of the community publicly. Registered users can also follow and send private messages to each other within the community. Baidu Post Bar covers a broad range of topics and interest areas, such as society, sports and entertainment. It also has video-sharing capabilities, which allow users to post and share video clips in Baidu Post Bar online communities.

Baidu Personalized Homepage. Baidu personalized homepage is a customizable landing page giving registered users a personalized experience based on their historical search behavior. Users are presented with an intelligently recommended list of recent favorite websites or online services such as Weibo and online videos and they can add their favorite websites and online applications on their homepage layout. Users can also view updates of their friends in Baidu Post Bar and Baidu Space.

Baidu Space. Baidu Space allows registered users to create personalized homepages in a query-based searchable community. Registered users can post their blogs, photo album and certain personal information on their homepages and establish their own communities of friends who are also registered users.

Baidu Share. Baidu Share is a tool, shown as a list of buttons, that can be embedded into other websites by website owners, and allows users of such other websites to share contents among many social networking sites and communities. By clicking the buttons embedded next to certain contents, links of such contents will be posted in the target social networking sites and communities. Contents shared using Baidu Share and the number of times these contents being shared can also be presented in our search results.

User-generated-content-based Knowledge Products

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

Baidu WenKu. Baidu WenKu is an online document sharing platform, through which any registered users of our Baidu.com website can search, browse or read, by categories, documents in various formats such as Microsoft WORD, PDF and Microsoft Excel. Baidu WenKu also allows registered users to upload to and download from this user-created documents database.

Baidu Experience. Baidu Experience is a platform where users can share their experience by inputting their observations and knowledge following a predetermined format for others to search and browse.

Location-based Products and Services

Baidu Map Search. We offer Baidu Map Search using our proprietary geographic information system (GIS) platform and data from qualified third parties including 3-D and satellite data, to enrich our users’ navigation experience. Baidu Map Search enables users to search online maps of large and medium sized cities in

China. Users have the option to type search terms into a single search box to find a particular place, points of interest, such as restaurants, hotels, schools and banks, near a particular place, or get driving directions and public transportation routes. Users can also search their points of interest by categories.

Baidu Shenbian. Baidu Shenbian, an online location-based service information sharing platform, allows users to find restaurants and other facilities, in their immediate vicinities. Users can find, share information on and comment on restaurants and other facilities at a location of interest.

Music Products

We have been partnering with many content providers, including well-known international labels such as Universal Music, Warner Music, Sony Music and EMI Music, to provide licensed music for users to stream and download on our platform. Our music products include the following:

Baidu Ting!. “Ting” means “listening” in Chinese. It is an advertising supported music portal that offers free music listening and download. Ting’s landing page mainly provides the latest New Releases, Hot Charts and Editor’s Compilation. Daily news, live concert updates and artists’ biographies are also available. Registered Ting members may share songs or albums they like with their friends through popular social-networking sites in China. Members also get personalized features such as compiling personal playlist, favorite music box and personal music recommendation.

Baidu MP3 Search. Baidu MP3 Search provides algorithm-generated links to songs and other multimedia files available on the Internet including those authorized and provided by content providers such as music labels. MP3 Top Music, a series of popular music charts in China, reflects in a timely manner the hottest songs favored by Internet audience. Ranking of the charts is based on the number of searches on Baidu within the previous 7-day period.

Baidu TT Player. Baidu TT Player is a software that enables users to play back multi-format audio files.

PC Client Software

Baidu Browser. Baidu Browser is an Internet browser. Baidu Browser has a landing page with pre-added links of selected popular websites and applications including games. Users can remove these links from their landing pages of Baidu Browser. They can also search for their favorite websites and applications from a collection of websites and applications, most of which are from outside developers, and add them to their Baidu Browser landing pages.

Baidu Input Method Editor. Baidu Input Method Editor is an intelligent input method editor which adapts to the ever evolving Chinese language through analyzing popular search terms based on our search technology. It also accommodates mixed use of Chinese and English language without having to switch input methods. Using our cloud computing and web technology, we allow users to use Baidu Input Method online without downloading and installing the client-end application, if they are staying on our website.

Baidu Toolbar and Baidu Companion. Baidu Toolbar and Baidu Companion are free, downloadable software which, once installed, show up on a browser’s tool bar and makes our search function and some specific search capabilities readily available on every web page that a user browses.

Baidu Hi. Baidu Hi is our instant messaging service. In addition to the major instant messaging functions of chat, grouping and personalization, Baidu Hi also integrates search services, online communities and various other features that we provide.

Baidu Media Player. Baidu Media Player is an audio and video player using the streaming media technology. Baidu Media Player enables users to play multimedia files of various popular formats online, as well as multimedia files on their computers off-line.

Baidu Reader. Baidu Reader is a document reader that supports major document formats, such as txt, doc, pdf and ppt. Users can use Baidu Reader to read and organize their own documents, browse the library of books already on Baidu WenKu and purchase reading materials directly through the application.

Mobile Related Products and Services

Baidu Mobile Search. Baidu Mobile Search enables users to access our search and community-based products and services such as Baidu News, Baidu Post Bar, Baidu Knows and Baidu Map Search using mobile devices, including WAP-enabled mobile phones. Baidu Mobile Search supports voice-activated search to better serve users of mobile devices. By minimizing graphics and interactive contents, Baidu Mobile Search offers a user friendly and productive mobile Internet search experience. In May and October 2009, we entered into arrangements with China Telecom and China Unicom, two mobile carriers in China, respectively, to provide mobile search for their 3G mobile service subscribers. Under these arrangements, our mobile search service will be embedded in the mobile carriers’ selected 3G phone modules. Their mobile subscribers will be able to use the pre-installed applications to access various Baidu products and services available to mobile phone users. We are also extending our partnerships with mobile phone manufacturers.

Baidu Yi. Baidu Yi is a mobile platform designed for mobile devices based on Android. It provides mobile devices with built-in applications such as Baidu Ting!, Baidu Map Search, an electronic reader named Yi Yue and a Baidu search box. Baidu Yi is compatible with most Android applications developed by third-party developers. In addition, through Baidu Yi, third-party developers can have APIs to integrate search, maps, payments and other features into the applications they develop for Baidu Yi. In December 2011, we launched Baidu Yi-based smart phones in cooperation with Dell.

Baidu Mobile Browser. We offer this web browser for mobile phones based on Windows, Symbian and Android.

Baidu Palm. Baidu Palm is a user-end application designed specifically for mobile phone users. By downloading and installing Baidu Palm, mobile phone users can access various Baidu products including Baidu Web Search, Baidu News, Baidu Map Search, Baidu Post Bar and Baidu Knows without the need to make multiple registrations.

Baidu Mobile Phone Input Method. Baidu Mobile Phone Input Method is a user-end application that supports multiple methods of inputting Chinese characters on mobile phones. It is designed to allow mobile phone users to conduct searches more efficiently.

Baidu Mobile App Search. Baidu Mobile App Search is a user-end search application that enables users to find popular third party developed applications including games for mobile devices by category or by typing relevant search terms in a built-in Baidu search box.

Baidu Contacts. Baidu Contacts is a contact management tool enhanced with special features. It enables users to search for contacts stored in mobile phones more easily by voice or inputting simple characters and to identify odd calls by viewing the record of number of rings from an unanswered call. Users can also choose to synchronize all their contacts to our servers for backup and send free textual and short voice messages to each other when they both stay online after signing in Baidu Contacts. In addition, Baidu Contacts makes recommendations to users on people they may know or want to know and enables users to connect with others and access their contacts’ Weibo directly after setting the connections accordingly.

Baidu Netdisk. Baidu Netdisk is a cloud computing based online storage service, which provides users free space to store and access their materials online.

Other Baidu Mobile Applications. We offer several other mobile applications which provide functions similar to those provided by their substitutes for non-mobile devices such as Baidu Map Search, Baidu Travel, Baidu Video, Baidu Post Bar, Baidu Ting!, Baidu Knows, Baidu Encyclopedia, Baidu Wenku, Baidu Shenbian and Baidu News. These applications are tailored for mobile device users and also offer some particular functions. For example, Baidu Map Search for mobile devices supports the “Locate Me” feature and points of interest search based on the user’s current location.

Other Products and Services

Qunar. Qunar offers real-time searches on flights, hotels and packages, group-buying deals, visa and other travel-related information to consumers, and Internet and mobile technology solutions to travel industry players. According to iResearch, Qunar ranked No. 1 among travel websites in China and had 74.6 million monthly visits in December 2011. Qunar’s search scope covers over 700 data sources, 150,000 hotels, and 10,000 domestic and international flight routes. Qunar also provides over 1,000 daily travel deals in more than 400 travel destinations inside and outside China.

Baidu Baijob. Baidu Baijob, offered at Baijob.com, is a platform primarily offering online recruitment and related services. Users can discover and apply for job opportunities through Baidu Baijob.

BaiduPay. BaiduPay is our online payment service, which can be used by some of our online marketing customers, users of some of our products and services, and users of some affiliated, associated or third-party websites. In addition, the revenue sharing with Baidu Union members can also be made through BaiduPay.

Baidu Games. Baidu Games is a channel where registered users can play web games provided by our online game operator partners.

Baidu Search and Store. Baidu Search and Store is a free online bookmarking service that allows registered users to bookmark, store and organize website links in an online space and conduct searches within the bookmarked websites.

Baidu Statistics. Baidu Statistics, previously named as Baidu Holmes, is a platform that helps our online marketing customers to evaluate the effect of our online marketing solutions by providing various data and analyses that could be used to monitor return on investments, or ROI. Baidu Union members and other website owners can also benefit from Baidu Statistics in better managing their websites through the data and analyses provided by this platform.

Baidu Ads Manager. Baidu Ads Manager is a platform through which website owners could manage promotional links or ads on their websites in an efficient way.

Baidu Data Research Center. Baidu Data Research Center is an online channel providing research reports, news and other content relating to more than 10 industry sectors such as cosmetics, IT training, automobiles, online games and real estate. These industry-specific research reports are developed primarily by mining search queries data generated on our websites. Users registered with Baidu Data Research Center can download these reports for market research purpose.

Baidu Top Searches and Search Index. Baidu Top Searches provides listings of top search terms based on daily search queries entered on Baidu.com. The listings are organized by categories and allow users to easily locate popular search terms on topics of interest. We also offer Baidu Search Index, which shows how frequently a given search term is entered into Baidu sites, together with other relevant information such as its historical trend, geographic distribution and demographic distribution.

Baidu Sky. Baidu Sky is a platform through which our users can browse and download software. We also cooperate with telecommunication operators and websites to build mirrored software platforms of Baidu Sky for users.

Baidu Senior Citizen Search. Baidu Senior Citizen Search is a new version of web search specifically designed for senior users. Supported by Hanvon, Baidu Senior Citizen Search allows users to handwrite search terms in Chinese by moving around the mouse and produce search results more tailored to senior users’ interests and experiences. It also selects websites that may be of interest to senior users and organizes these into categories and subjects.

Baidu Search for Visually Impaired. Baidu Blind Search is designed to assist visually impaired users to conduct a more effective search by removing certain advertisement, images and other content that may interrupt with the functioning of viewing software used by visually impaired users.

Baidu Patent Search. Baidu Patent Search is operated in cooperation with the China Patent Information Center under the PRC State Intellectual Property Office. Baidu Patent Search enables users to search for specific Chinese patents and provides basic patent information in the search results, including the patent’s name, application number, filing date, issue date, inventor information and brief description of the patent.

Baidu Translation. Baidu Translation supports online translation of texts and web pages between Chinese, on one side, and English or Japanese, on the other side. Users can input the text or the address of the web page to be translated in the dialogue box, and Baidu Translation will output the translation in the desired language.

Baidu Missing Person Search Site. We launched this missing person search site in support of those looking for missing persons. Families can upload to the site photos of the missing persons with the date they went missing and a range of other person information that can be tracked by local law enforcement. Internet users who have come across missing persons or those suspected to be the victims of human-trafficking can upload details of the encounter.

Baidu PhotoWonder. Baidu PhotoWonder is an application for users of smart phones based on iOS and Android to take and beautify photos and share them among some social networking sites.

Major Products and Services by Associated or Cooperative Websites

Baidu Youa. In April 2011, Baidu Youa e-commerce platform was closed and Youa Life was thus positioned as a platform focusing on providing users information on life services and local merchants. In November 2011, Youa Life was spun off from us as an independent business operated by a newly founded company named Youa.com Inc, over which we do not have control but have a significant influence. In December 2011, Youa.com Inc. launched a new product at Leho.com which enables users to share their life-styles and experiences by “timeline”.

iQiyi Internet TV. iQiyi Internet TV allows users to search, watch for free copyrighted movies, television series, cartoons, variety shows and other programs. The programs are provided by content providers under licensing arrangements.

International Products and Services

Baidu Japanese Products. Our Japanese search services currently offer Web Search, Image Search and Video Search. We also provide mobile search service in Japan. In addition, we offer Baidu Type, a Japanese input method editor for PC users and an acquired Japanese mobile phone input method editor for Android, named Simeji.

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

Online Marketing Services Based on Search Queries

Online marketing services based on search queries are keyword-based marketing services targeted to and triggered by Internet users’ search queries, which include our P4P services as well as other online marketing services based on search queries, for example, Brand-Link. A P4P customer pays us only when users click on one of its website links on Baidu search result pages or Baidu Union members’ properties while a Brand-Link customer pays us based on the duration of the placement on Baidu search result pages. Users could reach our P4P sponsored links and Brand-Link on either mobile or non-mobile devices.

P4P. Our auction-based P4P services enable our customers to bid for priority placement of their links in keyword search results. We believe we were the first auction-based P4P service provider in China. Our P4P platform enables our customers to reach users who search for information related to their products or services. Customers may use our automated online tools to create text-based descriptions of their web pages and bid on keywords that trigger the display of their web page information and links. Our P4P platform features an automated online sign-up process that allows customers to activate their accounts at any time.

Our P4P platform is an online marketplace that introduces Internet search users to customers who bid for priority placement in the search results. Our intelligent ranking system takes into consideration the “quality factor” of a sponsored link for a search query in addition to the price bid on the keyword. The quality factor of a sponsored link for a search query is determined based on the relevance and certain other factors. The relevance is determined based on our analysis of past search and click-through results. Links to customers’ websites are ranked according to a comprehensive ranking index, calculated based on both the quality factor of a sponsored link for a search query and the price bid on that keyword. Our P4P online marketing customers may choose to set a daily limit on the amount spent and may also choose to target only users accessing our website from specified regions in China and/or during specific time period of the day.

We also offer certain customers value-added consultative services that help to maximize their ROI, including keyword suggestions, account management and performance reporting.

In December 2009, we switched from our previous auction-based online marketing system, which we refer to as Online Marketing Classic Edition, to our new online marketing system, Phoenix Nest. Through enhanced algorithms that generate more relevant advertisements and provides customers with additional tools and information to help them better manage their spending and achieve higher ROI, Phoenix Nest is designed to improve relevance in paid search and increase value for customers, thus driving monetization efficiency.

In 2011, we made several enhancements to our Phoenix Nest platform. For example, we added a new keyword matching option to our exact match and broad match options. We call it “advanced phrase match.” This option is more focused than traditional broad match while offering more flexibility and higher coverage than exact match. This option better captures user intent and improves click-through quality for sponsored links. We are seeing encouraging adoption rate for advanced phrase match. We also have updated our Phoenix Nest to follow users’ long-term and short-term points of interests aiming at providing personalized sponsored links to users to better capture their needs and thus monetize our traffic more effectively. In addition, the Phoenix Nest is upgraded to provide a more user-friendly interface and interaction mechanism which allow customers to manage their online marketing related information more efficiently.

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

Online Marketing Services Based on Search Behaviors of Internet Users

Online marketing services based on search behaviors of Internet users include, among others, Targetizement and Grand Media using our Targetizement technology, both of which enable our customers’ advertisements to match their targeted Internet users who are automatically identified based on the users’ past behaviors on the Internet. Targetizement customers pay us a fee based on the number of clicks on their advertisements displayed on Baidu web pages, while Grand Media customers pay us based on a cost per thousand impressions basis for the links on Baidu Union members’ properties.

Online Marketing Services of Display Placements

Online marketing services of display placements allow our customers to display links insensitive to search queries at a designated location on Baidu web pages or Baidu Union members’ properties. Our customers mainly pay us, among other forms of payments which are less common, based on the duration of the placement on Baidu search web pages or on a cost per action basis, for example, number of registered users, on Baidu Union members’ properties.

Online Marketing Services of Other Forms

We offer other forms of online marketing services, including directing traffic to customer’s content to allow more exposure of such content to users, and to enable users to purchase and use the content through non-mobile devices. Users could also access some of the content through mobile devices.

Sales and Distribution

We sell our online marketing services directly and through our distribution network. We have direct sales presence in Beijing, Shanghai and major cities in Guangdong Province, including Shenzhen, Guangzhou and Dongguan. Our distributors provide numerous services, including identifying customers, collecting payments, assisting customers in setting up accounts with us, suggesting keywords to maximize ROI and engaging in other marketing and educational services aimed at acquiring customers. We offer discounts to distributors as consideration for their services. We have relied on distributors for several reasons. Our P4P customer base in China is geographically diverse and fragmented, as many of our P4P customers are SMEs located in different regions in China. Moreover, SMEs are generally less experienced with online marketing as compared to large companies and therefore benefit from the extensive services provided by distributors. Finally, secure online payment and credit card systems are in early stages of development in China. Distributors serve as an important channel to reach SME customers throughout China and collect payments from them.

We offer our online marketing services to medium and large corporate customers through third-party agencies and our direct sales force. We have local sales staff in Beijing, Shanghai and major cities in Guangdong Province, including Shenzhen, Guangzhou and Dongguan, covering the largest regional markets for our online marketing services.

Marketing

We focus on continually improving the quality of our products and services, as we believe satisfied users and customers are more likely to recommend our products and services to others. Through these efforts and the increased use of Internet in China, we have built our brand with modest marketing expenditures.

Our initial public offering in 2005 and subsequent positive media coverage have significantly enhanced our brand recognition. We have also implemented a number of marketing initiatives designed to promote our brand awareness among potential users, customers and Baidu Union members. For example, we have purchased advertising time on several television channels in China, conducted cross-marketing activities with a number of leading consumer brands, conducted marketing activities targeted at specific types of users like students, launched localized marketing initiatives tailored to potential customers in various regions with the assistance of our distributors, organized and sponsored seminars and discussion forums targeted at existing and potential customers, and conducted marketing activities aiming at keeping close relationships with website owners which are or may become Baidu Union members.

Competition

The Internet search industry in China is rapidly evolving and highly competitive. Our primary competitors include U.S.-based Internet search providers providing Chinese language Internet search services and China-based Internet companies. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance) and quantity (index size) of search results, availability and ease of use of products and services, the number of customers, distribution channels and the number of associated third-party websites. We also face competition from traditional advertising media.

U.S.-based Internet Search Providers. U.S.-based Internet search providers such as Google have a strong global presence, well established brand names, more users and customers and significantly greater financial resources than we do. We may also continue to face competition from other existing competitors and new entrants in the Chinese language search market.

China-based Internet Companies. Chinese Internet portals such as Sohu and Tencent offer a broad range of online services, including search service. Sohu has its own search engine, “Sogou”, and Tencent also has its own search engine, “SOSO”. Each of our Chinese competitors has generated significant traffic, a loyal user base and a large and broad customer base. These portals have widely recognized brand names in China and some have greater financial resources than we do. We compete with these portals primarily for user traffic and online advertising. In addition, we compete with B2B service providers such as Alibaba, which also offers search services on its websites.

Other Advertising Media. Other advertising media, such as newspapers, yellow pages, magazines, billboards and other forms of outdoor media, television and radio, compete for a share of our customers’ marketing budgets. Large enterprises currently spend a relatively small percentage of their marketing budgets on online marketing as compared to other advertising media.

Technology

We provide our web search and P4P technology using our network of computers running customized software developed in-house. Our key technologies include:

Web Search Technology

Our web search technology applies a combination of techniques to determine the importance of a web page independent of a particular search query and the relevance of that page to a particular search query.

Link Analysis Techniques. Link analysis is a technique that determines the relevance between a user query and a web page by evaluating the combination of the anchor texts and the number of web pages linked to that web page. We treat a link from web page A to web page B as a “vote” by page A in favor of page B. The subject of the “vote” is described in the anchor texts of that link. The more “votes” a web page gets, the higher the relevance. We compare search queries with the content of web pages to help determine relevance. Our text-based scoring techniques do more than just counting the number of times a search term appears on a web page. For example, our technology determines the proximity of individual search terms to each other on a given web page, and prioritizes results where the search terms are near each other. Other aspects of a page’s content are also considered. By combining link analysis with our information extraction techniques, we are able to deliver relevant search results.

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

Web Crawling Techniques. Our powerful computer clusters and intelligent scheduling algorithms allow us to crawl Chinese web pages efficiently. We can easily scale up our system to collect an ever-growing number of Chinese web pages. Our spider technology enables us to refresh web indices at intervals ranging from every few minutes to every few weeks. We set the index refresh frequency rate based on our knowledge of Internet search users’ needs and the nature of the information. For example, our news index is typically updated every five minutes, and can be as frequent as every minute, throughout the day given the importance of timely information for news. We also mine multimedia and other forms of files from web page repositories.

Our Project Aladdin, an ongoing research and development project first announced in December 2008, aims at uncovering useful parts of the “Hidden Web,” the part of the Internet that existing search engine technology may not be able to index, in order to enrich search results for our users. Aladdin is now a part of Baidu Open Platform.

Natural Language Processing Techniques. We analyze and understand user queries and web pages by using various natural language processing techniques, including, among others, word segmentation, named entity recognition, syntax and semantic analysis, paraphrasing and language dependent encoding. For example, we can identify Chinese names on a web page. When a user searches for a person based on the person’s Chinese name, we can display the web pages that are specifically related to that person. We also mine user behavior and search interests from our large search query logs. We provide additional web search features such as advanced search, spell check and search by Chinese phonetics (Pinyin).

P4P Technology

Our P4P platform serves billions of relevant, targeted sponsored links each day based on search terms users enter or content they view on the web page. Our key P4P technology includes:

P4P Auction System. We use a web-based auction system to enable customers to bid for positions and automatically deliver relevant, targeted promotional links on Baidu’s properties and Baidu Union members’ properties. The system starts by screening the relevance between the sponsored links and a particular query. Our intelligent ranking system takes into consideration the quality factor of a sponsored link for a search query in addition to the price bid on the keyword. The quality factor of a sponsored link for a search query is determined based on the relevance and certain other factors. The relevance is determined based on the analysis of past search and click-through results. Links to customers’ websites are ranked according to a comprehensive ranking index, calculated based on both the quality factor of a sponsored link for a search query and the price bid on that keyword. We employ a dynamic mechanism in determining the minimum bidding price for each keyword.

In December 2009, we completed the switch from Online Marketing Classic Edition, our previous auction-based online marketing system, to Phoenix Nest, our current online marketing system. Compared with the previous auction system, Phoenix Nest, which is designed to generate more relevant advertisements, helps customers more easily find users’ favorite search terms to bid on, and provides customers with more tools for budget management and more data for the effective measurement of ROI.

P4P Billing System. We record every click and charge customers a fee by multiplying the number of clicks by the cost per click. Our system is designed to detect fraudulent clicks based on factors such as click patterns and timestamps. This system also computes the amount a Baidu Union member or a distributor should be paid. The billing information is integrated with our internal Oracle ERP financial system.

P4P Customer Service System. This system offers data and tools to analyze data for our customers to evaluate and optimize the performance of our online marketing services provided to them. Through this system, our customers can also manage information relating to online marketing services such as their budgets and time periods for the services.

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

Our large-scale system infrastructure uses distributed software and high performance parallel computing technologies to provide high-quality web search services and web page collection with cost-effective server clusters on linux operating system. We also have management information systems that enable us to perform tasks such as service operations, administration, trouble-shootings and filtering with relative ease and efficiency. In addition, we have software systems that can test new ideas with real search queries to evaluate the actual effects without affecting live services.

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

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We have 18 issued patents in China and intend to apply for more patents to protect our core technologies. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. “ ”, our company’s name “Baidu” in Chinese, has been recognized as a well-known trademark in China by the Trademark Office under the State Administration for Industry and Commerce. In addition to owning the trademark “ ” and the related logo, we have applied for registration of additional trademarks and logos, including “ ”, “ Hi” and “ ”. We also have registered certain trademarks in Hong Kong, including “ ” and our company logo, and the United States, including “Baidu”. In addition, we have registered our domain name Baidu.com, hao123.com and baifubao.com with MarkMonitor.com, Baidu.jp with humeia.co.jp and Baidu.cn, Baidu.com.cn, and certain other websites with China National Network Information Center, or CNNIC. We own a variety of intellectually property rights relating to our acquired businesses such as Qunar.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risks to us. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may face intellectual property infringement claims and other related claims that could be time-consuming and costly to defend and may result in an adverse impact over our operations” and “—We may be subject to patent infringement claims with respect to our P4P platform.”

Regulation

The PRC government extensively regulates the telecommunications industry, including the Internet sector. The State Council, the MIIT and other relevant government authorities have promulgated an extensive regulatory scheme governing Internet-related services. This section summarizes the principal PRC laws and regulations relating to our business.

In the opinion of Han Kun Law Offices, our PRC legal counsel, (1) the ownership structure relating to our consolidated affiliated entities complies with current PRC laws and regulations; (2) subject to the disclosure and risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure,” “—Risks Related to Doing Business in China” and “Regulation,” our contractual arrangements with our consolidated affiliated entities and the nominee shareholders are valid and binding on all parties to these arrangements and do not violate existing PRC laws or regulations; and (3) subject to the disclosure and risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure,” “—Risks Related to Doing Business in China” and “Regulation,” the business operations of our consolidated affiliated entities, as described herein, comply with current PRC laws and regulations in all material respects.

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

Regulations on Value-Added Telecommunications Services and Internet Content Services

Internet content services. In September 2000, the State Council promulgated the Telecommunications Regulations, which categorize all telecommunications businesses in the PRC as either basic or value-added. Internet content services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

In September 2000, the State Council issued the Administrative Measures on Internet Information Services, which require commercial ICP service operators to obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC.

The Administrative Measures for Telecommunications Business Operating License, promulgated by the MIIT with latest amendments becoming effective on April 10, 2009, set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an ICP operator providing the same services in one province is required to obtain a local license.

BBS services. In November 2000, the MIIT promulgated the Internet Electronic Messaging Service Administrative Measures. The measures require ICP operators to obtain specific approvals before providing BBS services. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. On July 4, 2010, the approval requirement for operating BBS services was terminated by a decision issued by the PRC State Council. However, in practice, the competent authorities in Beijing still require the relevant operating companies to obtain such approval for the operation of BBS services.

National security considerations are an important factor in the regulation of Internet content in China. The National People’s Congress, the PRC’s national legislature, has enacted laws with respect to maintaining the security of Internet operation and Internet content. Under these laws and applicable regulations, violators may be subject to penalties, including criminal sanctions, for Internet content that:

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

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the State Council in December 2001 and amended in September 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce (or the Ministry of Commerce’s authorized local counterparts), which retain considerable discretion in granting approvals. According to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. We believe that it would be impracticable for us to acquire any equity interest in our consolidated affiliated entities without diverting management attention and resources. In addition, we believe that our contractual arrangements with these entities and the nominee shareholders provide us with sufficient and effective control over these entities. Accordingly, we currently do not plan to acquire any equity interest in any of these entities.

In July 2006, the MIIT issued an Notice on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their valued-added telecommunication business operating licenses.

To comply with these PRC regulations, we operate our websites mainly through Baidu Netcom and Beijing Perusal, two of our PRC consolidated affiliated entities. In February 2008, we assisted in establishing another consolidated affiliated entity, BaiduPay, which operates an online payment platform. In December 2010, we assisted in establishing another consolidated affiliated entity, Baidu HR, which provides online employment agency services. All of our consolidated affiliated entities are considered domestic PRC entities under PRC law given that the nominee shareholders are PRC citizens or domestic PRC entities. Each of Baidu Netcom and Beijing Perusal holds a value-added telecommunications business operating license. It remains unclear whether the provision of online payment services by BaiduPay will require BaiduPay to apply for a value-added telecommunications business operating license for “online data processing and transaction processing businesses” as provided in the Catalog of Telecommunications Businesses promulgated by the MIIT, although in practice many companies conducting such business do not apply for such license.

To comply with the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, we have transferred certain domain names primarily used in our business to

Baidu Netcom and Beijing Perusal, respectively, and have transferred certain trademarks to BaiduPay. We are also in the process of transferring certain trademarks, including pending trademark applications made by Baidu Online, to Baidu Netcom and Beijing Perusal, respectively. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet business and companies.”

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

On September 25, 2005, the State Council News Office and the MIIT jointly issued the Provisions on the Administration of Internet News Information Services, requiring Internet news information service organizations to provide services as approved by the State Council News Office, subject to annual inspection under the provisions. These Provisions also provide that no Internet news information service organizations may take the form of a foreign-invested enterprise, whether a joint venture or a wholly foreign-owned enterprise, and no cooperation between Internet news information service organizations and foreign-invested enterprises is allowed prior to the security evaluation by the State Council News Office.

In December 2006, Baidu Netcom obtained the Internet news license, which permits it to publish Internet news pursuant to the relevant PRC laws and regulations. The Internet news license is subject to annual inspection by relevant government authorities.

Regulations on Internet Culture Activities

The amended Internet Culture Administration Measures, promulgated by the Ministry of Culture and becoming effective April 1, 2011, require ICP operators engaging in “Internet culture activities” to obtain a permit from the Ministry of Culture. The “Internet culture activities” includes, among other things, online dissemination of Internet cultural products (such as audio-video products, games, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, distribution and broadcasting of Internet cultural products. Imported Internet cultural products are subject to content review by the Ministry of Culture before they are disseminated online and domestic Internet cultural products must be filed with the local branch of the Ministry of Culture within 30 days following the online dissemination. We have hosted certain audio/video programs on the Baidu Movie channel since 2006. Baidu Netcom was granted an Internet culture business permit in April 2007, which was renewed in October 2010.

The Ministry of Culture issued Several Suggestions on the Development and Administration of the Internet Music, which became effective on November 20, 2006. The Suggestions, among other things, reiterate the requirement for the Internet service provider to obtain the Internet culture business permit to carry on any business of Internet music products. In addition, foreign investors are prohibited from engaging in the Internet culture business operation.

Furthermore, the Ministry of Culture promulgated the Notice on Strengthening and Improving the Content Review of Online Music dated August 18, 2009. According to this notice, only “Internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. Internet culture operating entities should establish strict self-monitoring system of online music content and set up special department in charge of such monitoring.

Regulations on Internet Publishing

The Interim Provisions for the Administration of Internet Publishing, jointly issued by the General Administration of Press and Publication and the MIIT and becoming effective on August 1, 2002, authorize the General Administration of Press and Publication to grant approval to all entities that engage in Internet publishing. Pursuant to the provisions, “Internet publishing” refers to the act of online spreading of articles, whereby the Internet information service providers select, edit and process works created by themselves or others and subsequently post such works on the Internet or transmit such works to the users’ end via Internet for the public to browse, read, use or download. Baidu Netcom is in the process of applying for the Internet publication business license.

Regulation on Broadcasting Audio/Video Programs through the Internet

On July 6, 2004, the State Administration of Radio Film and Television promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules. The A/V Broadcasting Rules apply to the opening, broadcasting, integration, transmission or download of audio/video programs via the Internet and other information networks. Anyone who wishes to engage in Internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the State Administration of Radio Film and Television and operate pursuant to the scope as provided in such license. Foreign-invested enterprises are not allowed to engage in the above business.

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

Regulations on Payment Services by Non-financial Institutions

According to the People’s Bank of China’s Measures Concerning Payment Services by Non-financial Institutions, which took effect from September 1, 2010, and its implementation rules, non-financial institutions that have been providing monetary capital transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid card or bank card, and other payment services as specified by the People’s Bank of China, must obtain a license from the People’s Bank of China prior to September 1, 2011, in order to continue providing monetary capital transfer services. We have applied for the license to provide monetary transfer services, and the application is currently being processed by the People’s bank of China. We received the acceptance notice from the local branch of the People’s Bank of China, which effectively extends the September 11, 2011 deadline to the point in time that the People’s Bank of China makes a final decision whether to grant the license. We have not received such license as of the date of this annual report. There is no assurance that we will be able to obtain such license. We will have to cease conducting our online payment business if we fail to obtain such license.

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the State Administration for Industry and Commerce, although there are no national PRC laws or regulations specifically regulating online advertising business. Under the Rules for Administration of Foreign-Invested Advertising Enterprise, promulgated by the State Administration for Industry and Commerce and the Ministry of Commerce in March 2004 and amended in October 2008, foreign investors are permitted to own equity interests in PRC advertising companies. However, foreign investors in wholly foreign-owned and joint venture advertising companies are required to have at least three years and two years, respectively, of direct operations in the advertising industry outside of China. Since we have not been involved in advertising outside of China for the required number of years, we cannot hold equity interests in PRC companies engaged in advertising business directly. We conduct our online advertising business through our consolidated affiliated entities in China, Baidu Netcom and Beijing Perusal.

The Administrative Regulations for Advertising Operation Licenses, taking effect as of January 1, 2005, granting a general exemption to enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and other specified entities) from the previous requirement to obtain an advertising operation license in addition to a business license. We conduct our online advertising business through Baidu Netcom and Beijing Perusal, each of which holds a business license that covers online advertising in its business scope.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been performed and that relevant approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In the case of serious violations, the State Administration for Industry and Commerce or its local branches may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

Regulations on Internet Mapping Services

Pursuant to the PRC regulations applicable to Internet mapping services issued by the State Bureau of Surveying and Mapping, maps called and transmitted through Internet are Internet maps. To provide Internet mapping services, the provider must apply for a Surveying and Mapping Qualification Certificate for Internet mapping with the competent surveying and mapping bureau. The PRC regulations also provide for certain conditions and requirements for issuing the Surveying and Mapping Qualification Certificate, such as the number of technical personnel and map security verification personnel, security facilities, and approval from relevant provincial or national government on the service provider’s security system, qualification management and filings management. Baidu Netcom currently provides online traffic information inquiry services as well as Internet mapping services and have obtained a Surveying and Mapping Qualification Certificate for Internet mapping.

Regulations on Online Game Virtual Currency

The Notice to Strengthen the Administration of the Virtual Currency of Online Games jointly promulgated by Ministry of Culture and Ministry of Commerce in 2009, the Interim Administration of Online Games and the Notice of Implementation of the Interim Administration of Online Games issued by Ministry of Culture in 2010 require companies that (i) issue online game virtual currency (including prepaid cards and/or pre-payment or prepaid card points) or (ii) offer online game virtual currency transaction services to apply for the Online Culture Business Permit from provincial branches of the Ministry of Culture. The regulations prohibit companies that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any company that fails to submit the requisite application will be subject to sanctions, including but not limited to termination of operation, confiscation of incomes and fines. The regulations also prohibit online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery which involves cash or virtual currency directly paid by the players. In addition, companies that issue online game virtual currency must comply with certain specific requirements, for example, online games virtual currency can only be used for products and services related to the issuance company’s own online games. Baidu Netcom has obtained the Online Culture Business Permit for issuing online game virtual currency.

Regulations on Employment Agency Services

Pursuant to the Employment Promotion Law and the Regulations on Employment Service and Employment Management, which became effective on January 1, 2008, an employment agency that provides intermediary and other services for recruitment by employers and job applications by employees must obtain a license from the competent labor authority. A wholly foreign-owned enterprise (other than owned by Hong Kong and Macao service providers) is prohibited from conducting employment agency business. Baidu HR obtained the required license in September 2011 to conduct its employment agency business.

Tort Liability Law

The PRC Tort Liability Law became effective on July 1, 2010. In accordance with the Tort Liability Law, Internet users and Internet service providers bear tortious liabilities in the event that they infringe other persons’ rights and interests through the Internet. Where an Internet user conducts tortious acts through Internet services, the infringed person has the right to request the Internet service provider take necessary actions such as deleting contents, screening and de-linking; and failing to take necessary actions after being informed will subject the Internet service provider to joint and several liabilities with the Internet user with regard to the additional damages incurred. Where an Internet service provider knows an Internet user is infringing other persons’ rights and interests through its Internet service but fails to take necessary actions, it is jointly and severally liable with the Internet user.

Regulations on Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the WTO in December 2001.

Patent. The PRC Patent Law, with the latest amendment effective on October 1, 2009, provides for patent right for “invention,” “utility model” and “design.” The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of planographic print products or a combination of both patterns and colors. The Patent Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

Copyright. The PRC Copyright Law, with latest amendment effective on April 1, 2010, widens the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to, products disseminated over the Internet and computer software. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

The PRC Supreme People’s Court’s Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright establish joint liability for ICP operators if they knowingly participate in, assist in or incite infringing activities or fail to remove infringing content from their websites after receiving notice from the rights holder. In addition, any act intended to bypass technologies designed to protect copyrights constitutes copyright infringement. Upon request, the ICP operators must provide the rights holder with registration information of the alleged violator, provided that such rights holder has produced relevant identification, copyright certificate and evidence of infringement. An ICP operator is exempted from any liabilities as long as it removes the alleged infringing content after receiving the rights holder’s notice accompanied with proper evidence.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the PRC National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet, which became effective on May 30, 2005. These measures apply to situations where an ICP operator (i) allows another person to post or store any works, recordings, audio or video programs on the websites operated by such ICP operator or (ii) provides links to, or search results for, the works, recordings, audio or video programs posted or transmitted by such person, without editing, revising or selecting the content of such material. Upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement harming public interest, the ICP operator could be subject to administrative penalties, including: cessation of infringement activities; confiscation by the authorities of all income derived from the infringement activities; and payment of a fine of up to three times the unlawful income or, in cases where the amount of unlawful income cannot be determined, a fine of up to RMB0.1 million. An ICP operator is also required to retain all infringement notices for a minimum of six months and to record the content, display time and IP addresses or the domain names related to the infringement for a minimum of 60 days. Failure to comply with this requirement could result in an administrative warning and a fine of up to RMB30,000.

Pursuant to the Regulations on the Protection of the Right of Communication through Information Network, which was promulgated by the State Counsel and became effective on July 1, 2006, an Internet service provider may be exempted from liabilities for providing links to infringing or illegal content if it does not know that such content is infringing other parties’ rights or is illegal. However, if the legitimate owner of the content notifies the Internet service provider and requests removal of the links to the infringing content, the Internet service provider would be deemed to have constructive knowledge upon receipt of such notification but would be exempted from liabilities if it removes or disconnects the links to the infringing content at the request of the legitimate owner. At the request of the alleged violator, the Internet service provider should immediately restore links to content previously disconnected upon receipt of initial non-infringing evidence.

We have adopted measures to mitigate copyright infringement risks. For example, our policy is to remove links to web pages and materials uploaded by the users if we know these web pages or materials contain materials that infringe third-party rights or if we are notified by the legitimate copyright holder of the infringement with proper evidence.

Software Products. The amended Administrative Measures on Software Products, which were promulgated by the MIIT and became effective on April 10, 2009, provide a registration and filing system with respect to software products made in or imported into China. Software products may be registered with the competent local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

In addition, the Computer Software Protection Regulations and the Computer Software Copyright Registration Procedures apply to software copyright registration, license contract registration and transfer contract registration. Although such registration is not mandatory under PRC law, software copyright owners are encouraged to go through the registration process and registered software may receive better protection.

Trademark. The PRC Trademark Law, with the latest amendment effective on December 1, 2001, together with its implementation rules, protects registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. “ ” is recognized as a well-known trademark in China by the Trademark Office under the State Administration for Industry and Commerce. In addition to owning the trademark “ ” and the related logo, we have applied for registration of additional trademarks and logos, including “ ”, “ Hi” and “ ”.

Domain name. In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, CNNIC issued the Measures on Domain Name Disputes Resolution and its implementing rules, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered Baidu.cn, Baidu.com.cn, hao123.com and certain other domain names with CNNIC.

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

Furthermore, the Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security, require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations.

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

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. Pursuant to the Internet Electronic Messaging Service Administrative Measures, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent or unless required by law. The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules, as amended, and various regulations issued by SAFE and other relevant PRC government authorities, RMB is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the PRC.

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved or permitted, PRC companies must repatriate foreign currency payments received from abroad. The foreign exchange received by PRC companies, including foreign-invested enterprises, may be retained in their foreign exchange accounts without being exchanged into RMB to the extent permitted by relevant laws and regulations.

Dividend Distribution

Wholly foreign owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the enterprise’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular No. 75, issued on October 21, 2005, and a series of implementation rules and guidance, including the most recent circular relating to operating procedures that came into effect on July 1, 2011, PRC residents, including PRC resident natural persons or PRC companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities. Such PRC residents are also required to amend their registration or filing with the local branches of SAFE for the injection of equity interests or assets of an onshore enterprise into the offshore company, or the overseas funds raised by such offshore company or any other material change involving a change in the capital of the offshore company. PRC residents who are shareholders of SPVs that were established and which have completed their inbound investment before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Under Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.

Pursuant to the Measures for the Administration of Individual Foreign Exchange and implementation rules promulgated by SAFE, PRC residents who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. Failure of the option holders to complete their SAFE registrations may subject these PRC employees to fines and legal sanctions and may also limit the ability of the overseas publicly listed company to contribute additional capital into its PRC subsidiary and limit the PRC subsidiary’s ability to distribute dividends.

Regulations on Labor

The Labor Contract Law, which became effective on January 1, 2008, establishes more restrictions and increases costs for employers, compared to the Labor Law, such as specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts. The employer has to compensate the employee upon the expiration of a fixed-term labor contract, unless the employee refuses to renew such contract on terms the same as or better than those contained in the expired contract. The employer also has to indemnify an employee if the employer terminates a labor contract without a cause permitted by law. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers must be compensated for three times their regular salaries for each waived vacation day.

Regulations on Taxation

For a discussion of applicable PRC tax regulations, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation.”

Regulations in Japan

Although current Japanese law and regulations contain no provisions expressly directed toward legal control of Internet search services such as those operated by our Japanese subsidiaries in Japan, certain existing Japanese law and regulations may nonetheless affect such services. The application to our Japanese subsidiaries of existing Japanese law and regulations relating to issues such as intellectual property ownership and infringement, obscenity and other content regulation, user privacy and data protection, defamation, consumer protection and quality of services in many instances is unclear or unsettled. In all such cases, there is a possibility that providing, editing and processing by an Internet search service of links to web pages which contain materials in violation of applicable Japanese law could result in civil or criminal legal liability on the part of such Internet search service. In addition to the foregoing, there is political and social support within Japan for the adoption of legislation expressly directed to the legal control of harmful information on the Internet. With this support, a law which aims to protect juveniles from harmful information on the Internet was introduced in June 2008. The law requires Internet service providers, mobile phone Internet service providers and other Internet related businesses to make efforts to take certain measures to protect juveniles from harmful information on the Internet such as introducing filtering software. We conduct our Japan operations in accordance with this law where applicable.

C. Organizational Structure

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Name	Place of Formation	Relationship
Baidu Online Network Technology (Beijing) Co., Ltd.	China	Wholly owned subsidiary
Baidu Holdings Limited	British Virgin Islands	Wholly owned subsidiary
Beijing Baidu Netcom Science Technology Co., Ltd.	China	Consolidated affiliated entity
Baidu (China) Co., Ltd.	China	Wholly owned subsidiary
Baidu.com Times Technology (Beijing) Co., Ltd.	China	Wholly owned subsidiary
Beijing Perusal Technology Co., Ltd.	China	Consolidated affiliated entity
Baidu Japan Inc.	Japan	Wholly owned subsidiary
Baidu (Hong Kong) Limited	Hong Kong	Wholly owned subsidiary
Beijing BaiduPay Science and Technology Co., Ltd.	China	Consolidated affiliated entity
Baido, Inc.	Japan	Wholly owned subsidiary
Hyakudo, Inc.	Japan	Wholly owned subsidiary
Baidu USA LLC	USA	Wholly owned subsidiary
Baidu International Technology (Shenzhen) Co., Ltd.	China	Wholly owned subsidiary
Baidu HR Consulting (Shanghai) Co., Ltd.	China	Consolidated affiliated entity
Qunar Cayman Islands Limited	Cayman Islands	Majority-owned subsidiary
B.D.Mobile Telecommunications Limited	Cayman Islands	Majority-owned subsidiary
Baidu Cloud Computing Technology (Beijing) Co., Ltd.	China	Wholly owned subsidiary
Baidu Cloud Computing Technology (Shanxi) Co., Ltd.	China	Wholly owned subsidiary

In July 2011, we completed our acquisition of Qunar and have since then consolidated the financial results of Qunar in our consolidated financial statements. We are the majority shareholder of Qunar, owning 62.01% equity interests on an as-converted basis in Qunar.

We own 59.92% equity interests on an as-converted basis in Qiyi.com, Inc. and 66.04% equity interest on an as-converted basis in Youa.com, Inc. However, we do not consolidate the financial results of Qiyi.com, Inc. or Youa.com, Inc. in our financial statements under the U.S. GAAP because of our lack of “control” over the board of directors of Qiyi.com, Inc. and Youa.com, Inc. and certain substantive participating rights provided to other shareholders of these two entities.

Contractual Arrangements with Our Consolidated Affiliated Entities and the Nominee Shareholders

PRC laws and regulations restrict foreign investment in Internet content, online advertising and employment agency businesses. Accordingly, we operate our websites and conduct our online advertising and employment agency business in China through a series of contractual arrangements with our consolidated affiliated entities and the nominee shareholders of our consolidated affiliated entities. These contractual arrangements enable us to:

•	receive substantially all of the economic benefits from our consolidated affiliated entities in consideration for the services provided by our wholly-owned subsidiaries;

•	exercise effective control over our consolidated affiliated entities; and

•	hold an exclusive option to purchase all or part of the equity interests in our consolidated affiliated entities when and to the extent permitted by PRC laws.

We do not have any equity interest in our consolidated affiliated entities. However, as a result of contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. If our consolidated affiliated entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our consolidated affiliated entities. Further, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our consolidated affiliated entities in our financial statements. In 2009, 2010 and 2011, we derived approximately 21%, 23% and 29% of our total revenues, respectively, from our consolidated affiliated entities through contractual arrangements. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the material provisions of the agreements among (i) our wholly-owned PRC subsidiary, Baidu Online, (ii) each of Baidu Netcom, Beijing Perusal, BaiduPay and Baidu HR, our consolidated affiliated entities, and (iii) the nominee shareholders of these consolidated affiliated entities.

Exclusive Technology Consulting and Services Agreement

Pursuant to the exclusive technology consulting and services agreement between Baidu Online and Baidu Netcom, Baidu Online has the exclusive right to provide to Baidu Netcom technology consulting and services related to, among other things, the maintenance of servers, software development, design of advertisements, and e-commerce technical services. Baidu Online also seconds employees to Baidu Netcom for whom Baidu Netcom bears the costs and expenses. Baidu Online owns the intellectual property rights resulting from the performance of this agreement. Baidu Netcom agrees to pay a monthly service fee to Baidu Online based on the formula as provided in the agreement in exchange for the technology consulting and services provided by Baidu Online. Under the agreement, the monthly service fee is equal to the product of the standard monthly fee for page view per thousand times multiplied by the actual times of page view for the month divided by 1,000. Baidu Online has the right to adjust the service fees at its sole discretion without the consent of Baidu Netcom. The agreement shall be in effect for an unlimited term, until the term of business of one party expires and is denied extension by the relevant approval authorities.

Each of the exclusive technology consulting and services agreements between Baidu Online and Beijing Perusal, BaiduPay, and Baidu HR contains the same terms as those described above. In the agreement with Baidu HR, Baidu HR must pay its entire net income as service fee and only with Baidu Online’s consent, such service fee can be adjusted. Each of the agreements shall be in effect for an unlimited term, until the term of business of one party expires and is denied extension by the relevant approval authorities.

The amount of service fees Baidu Netcom paid to Baidu Online was 90%, 90% and 89% of its net income before income taxes and the service fees were charged for 2009, 2010 and 2011, respectively. The amount of service fees Beijing Perusal paid to Baidu Online was 93%, 87% and over 100% of its net income before income taxes and the service fees were charged for 2009, 2010 and 2011, respectively. After paying service fees to Baidu Online, net income of Baidu Netcom and Beijing Perusal is insignificant because substantially all of their operating profits have been paid as service fees to Baidu Online. BaiduPay and Baidu HR have not paid any service fees to Baidu Online due to their break-even or loss position since their respective inception.

Operating Agreement

Pursuant to the operating agreement amongst Baidu Online, Baidu Netcom and the nominee shareholders of Baidu Netcom, Baidu Online provides guidance and instructions on Baidu Netcom’s daily operations and financial affairs. Baidu Online has the right to appoint senior executives of Baidu Netcom. The nominee shareholders of Baidu Netcom must appoint the candidates recommended by Baidu Online as their representatives on Baidu Netcom’s board of directors. In addition, Baidu Online agrees to guarantee Baidu Netcom’s performance under any agreements or arrangements relating to Baidu Netcom’s business arrangements with any third party. Baidu Netcom, in return, agrees to pledge its accounts receivable and all of its assets to Baidu Online. Moreover, Baidu Netcom agrees that without the prior consent of Baidu Online, Baidu Netcom will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Baidu Netcom, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any agreements relating to its business operation to any third party. The agreement shall be in effect for an unlimited term, until the term of business of one party expires and is denied extension by the relevant approval authorities.

Each of the operating agreements amongst Baidu Online and Beijing Perusal, BaiduPay, and Baidu HR and the nominee shareholders contains the same terms as those described above. Each of the agreements shall be in effect for an unlimited term, until the term of business of one party expires and is denied extension by the relevant approval authorities.

License Agreements

Baidu Online and Baidu Netcom entered into a software license agreement, a trademark license agreement, a domain name license agreement and a web layout copyright license agreement (collectively, the “License Agreements”). Pursuant to the License Agreements between Baidu Online and Baidu Netcom, Baidu Online has granted to Baidu Netcom the right to use, including but not limited to, a software license, a webpage copyright license, a trademark license, and a domain name license. Baidu Netcom may only use the licenses in their own business operations. Baidu Online has the right to adjust the service fees at its sole discretion. The original term of the software license agreement expired in March 2010 and was renewed on March 11, 2010 for an additional five years. The renewed term will expire on March 10, 2015. The software license agreement may be extended by both parties in writing upon the expiration of this agreement. The original term of the trademark license agreement, domain name license agreement and web layout copyright license agreement expired on March 1, 2009 and was renewed for an additional five years. The renewed term will expire on February 28, 2014.

Baidu Online entered into a trademark license agreement, domain name license agreement and web layout copyright license agreement with both Beijing Perusal and BaiduPay. Each of the license agreements between Baidu Online and Beijing Perusal, and Baidu Online and BaiduPay contains the same terms as those described above. The term of each agreement is 5 years from the execution date of the agreement on June 23, 2006 and February 28, 2008, respectively, and shall be extended for one year automatically at its expiration unless Baidu Online provides written notice not to extend the agreements prior to their expiration.

Baidu Online and Baidu HR have not entered into any license agreements as of December 31, 2011. The license agreements with Beijing Perusal were extended automatically for one year on June 23, 2011 which will expire on June 22, 2012.

Exclusive Equity Purchase Option Agreement

Pursuant to the exclusive equity purchase option agreement amongst the nominee shareholders of Baidu Netcom, Baidu Netcom and Baidu Online, the nominee shareholders of Baidu Netcom irrevocably granted Baidu Online or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. The nominee shareholders shall remit to Baidu Online any amount that is paid by Baidu Online or its designated person in connection with the purchased equity interest. Baidu Online or its designated person has sole discretion to decide when to exercise the option, whether in part or in full. Any and all dividends and other capital distributions from Baidu Netcom to the nominee shareholders shall be paid to Baidu Online in full amount. Baidu Online shall provide unlimited financial support to Baidu Netcom, if in the normal operation of business, Baidu Netcom shall become in need of any form of reasonable financial support. If Baidu Netcom were to incur any loss and as a result cannot repay any loans from Baidu Online, Baidu Online shall unconditionally forgive any such loans to Baidu Netcom given that Baidu Netcom provides sufficient proof for its loss and incapacity to repay. The agreement shall terminate upon the nominee shareholders of Baidu Netcom have transferred all their equity interests in Baidu Netcom to Baidu Online or its designated person or upon expiration of the term of business of one party.

Each of the exclusive equity purchase option agreements amongst Baidu Online and Beijing Perusal, BaiduPay and Baidu HR and the nominee shareholders contains the same terms as those described above. Each of the agreements shall terminate upon the nominee shareholders of Beijing Perusal, BaiduPay or Baidu HR have transferred all their equity interests in Beijing Perusal, BaiduPay or Baidu HR, as the case may be, to Baidu Online or its designated person or upon expiration of the term of business of one party.

Loan Agreements

Pursuant to loan agreements amongst the nominee shareholders of Baidu Netcom and Baidu Online, Baidu Online provided interest-free loans with an aggregate amount of RMB100.0 million to the nominee shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with the proceeds from sale of the nominee shareholders’ equity interest in Baidu Netcom to Baidu Online or its designated person. The term of each loan agreement is ten years following the date of such agreement with the earliest expiring on April 26, 2014 and can be extended with the written consent of both parties before its expiration.

Each of the loan agreements amongst Baidu Online and the nominee shareholders of Beijing Perusal, BaiduPay and Baidu HR contains the same terms as those described above, except that the amount of the loans extended to the nominee shareholders is RMB10.0 million, RMB9.0 million, and RMB50.0 million, respectively. The term of the loan agreements will expire on January 15, 2022, April 26, 2020 and December 27, 2020, respectively, and can be extended with the written consent of both parties before its expiration.

Proxy Agreement/Power of Attorney Agreement

Pursuant to the proxy agreement between Baidu Online and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom agree to entrust all the rights to exercise their voting power to the person(s) designated by Baidu Online. The nominee shareholders of Baidu Netcom have each executed an irrevocable power of attorney to appoint the person(s) designated by Baidu Online as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval. The proxy agreement shall be in effect for an unlimited term unless terminated in writing by Baidu Online earlier. The power of attorney shall be in effect for as long as the nominee shareholders of Baidu Netcom hold any equity interests in Baidu Netcom.

Each of the proxy agreements amongst Baidu Online and the nominee shareholders of Beijing Perusal, BaiduPay and Baidu HR contains the same terms as those described above. Each of the proxy agreements shall be in effect for an unlimited term unless terminated in writing by Baidu Online earlier. Each of the powers of attorney shall be in effect for as long as the relevant nominee shareholder of Beijing Perusal, BaiduPay or Baidu HR holds any equity interests in Beijing Perusal, BaiduPay or Baidu HR, as the case may be.

Equity Pledge Agreement

Pursuant to the equity pledge agreement between the nominee shareholders of Baidu Netcom and Baidu Online, the nominee shareholders of Baidu Netcom pledged all of their equity interests in Baidu Netcom to Baidu Online to guarantee their obligations under the loan agreement and Baidu Netcom’s performance of its obligations under the exclusive technology consulting and service agreement. If Baidu Netcom or the nominee shareholders breach their respective contractual obligations, Baidu Online, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The nominee shareholders of Baidu Netcom agreed not to dispose of the pledged equity interests or take any actions that would prejudice Baidu Online’s interest. The equity pledge agreement will expire two years after expiration of the term or the fulfillment by Baidu Netcom and the nominee shareholders of their respective obligations under the exclusive technology consulting and service agreement and the loan agreement.

Each of the equity pledge agreements amongst Baidu Online, Beijing Perusal, BaiduPay, and Baidu HR and the nominee shareholders contains the same terms, including term period, as those described above.

The equity pledges described above have been perfected by registration with the relevant local administration for industry and commerce as required for a property right under the PRC Property Rights Law, except for the pledge of 0.5% of the equity interests in Baidu Netcom held by an individual shareholder who recently acquired such equity interests from the previous shareholder pursuant to our direction, and the pledge of the recently increased portion of the registered capital of Beijing Perusal. We are in the process of registering these equity pledges with relevant local administration for industry and commerce.

Through the design of the aforementioned agreements, the nominee shareholders of these affiliated entities effectively assigned their full voting rights to Baidu Online, which gives Baidu Online the power to direct the activities that most significantly impact the affiliated entities’ economic performance. Baidu Online obtains the ability to approve decisions made by the affiliated entities and the ability to acquire the equity interests in the affiliated entities when permitted by PRC law. Baidu Online is obligated to absorb a majority of the expected losses from the affiliated entities’ activities through providing unlimited financial support to the affiliated entities and is entitled to receive a majority of residual returns from the affiliated entities through the exclusive technology consulting and service fees. As a result of these contractual agreements, Baidu Online is determined to be the primary beneficiary of these affiliated entities. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between us and these affiliated entities through these contractual agreements, and we consolidate these affiliated entities through Baidu Online.

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

We host our servers in China at the Internet data centers of China Telecom, China Unicom and China Mobile in Beijing, Tianjin and Suzhou, and we also have content delivery network locations in various cities across China. We expect to use three additional data centers located in Beijing, Nanjing and Hangzhou in 2012.

We commenced construction of the first data center of our own in September 2010. This data center, located in Beijing, commenced operation in September 2011.

We currently host our servers in Hong Kong and Japan at Internet data centers operated by NTT Com Asia Limited and Olympus Business Creation Corp., respectively.

In December 2011, we commenced construction of an office complex in Shenzhen, which will serve as our international center in Southern China. We have paid RMB125.7 million (US$20.0 million) for the land use right. We expect to complete the planned construction at the end of 2015.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3.D. Key Information—Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

Our operations are primarily based in China, where we derive almost all of our revenues. Total revenues in 2011 were RMB14.5 billion (US$2.3 billion), an 83.2% increase over 2010. Operating profit in 2011 was RMB7.6 billion (US$1.2 billion), a 91.4% increase over 2010. Net income attributable to Baidu, Inc. in 2011 was RMB6.6 billion (US$1.1 billion), an 88.3% increase over 2010.

Our total assets as of December 31, 2011 were RMB23.3 billion (US$3.7 billion), of which cash and cash equivalent amounted to RMB4.1 billion (US$655.8 million). Our total liabilities were RMB7.0 billion (US$1.1 billion), accounting for 30.1% of total liabilities and equity. As of December 31, 2011, our retained earnings accumulated to RMB13.6 billion (US$2.2 billion).

In July 2011, we completed our acquisition of a majority stake in Qunar, owning 62.01% equity interests on an as-converted basis. We have since then consolidated the financial results of Qunar in our consolidated financial statements.

The major factors affecting our results of operations and financial condition are discussed below.

Revenues

Revenue Generation

We derive almost all of our revenues from online marketing services, which accounted for approximately 99.9%, 100.0% and 99.9% of our total revenues in 2009, 2010 and 2011, respectively.

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

We also provide to our customers other performance-based online marketing services and time-based online advertising services. For other performance-based online marketing services, our customers pay us based on performance criteria other than click-throughs, such as the number of telephone calls brought to our customers, the number of users registered with our customers, or the number of minimum click-throughs; while for time-based online advertising services, our customers pay us based on the duration of the advertisement placed on our websites.

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

Our P4P services revenues have primarily been driven by the increase in the number of page views, the increase in the number of P4P customers, and our success in optimizing the display of sponsored links. We believe that an increase in the number of active P4P customers generally leads to an increase in the number of sponsored links and a higher average price per click-through for selected keywords. Our P4P customer growth has primarily been driven by the adoption of our P4P services by SMEs and, to a lesser extent, large enterprises.

Our online marketing services have historically been driven by the general increase in our customers’ online marketing budgets. We expect the number of our online marketing customers to grow and our customer mix may change. However, we expect our online marketing customer base to remain diverse for the foreseeable future. Any prolonged economic slowdown in China may cause our customers to decrease or delay their online marketing spending, hamper our efforts to grow our customer base, or result in fewer clicks by our users on sponsored links or advertisements displayed on our or Baidu Union members’ websites. Any of these consequences could negatively affect our online marketing revenues.

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

As of December 31, 2011, we had accounts receivable of RMB599.6 million (US$95.3 million), net of allowance of RMB5.8 million (US$0.9 million), mainly due from customers of other performance-based online marketing services and time-based online advertising services.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, selling, general and administrative expenses, and research and development expenses. Share-based compensation expenses are allocated among the above three categories of operating costs and expenses, based on the nature of the work of the employees who have received share-based compensation. Our total operating costs and expenses increased significantly from 2009 to 2011 due to the growth of our business.

Cost of Revenues

The following table sets forth the components of our cost of revenues both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Years Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	4,447,776	100.0	7,915,074	100.0	14,500,786	2,303,943	100.0

Cost of revenues:
Business tax and surcharges	(275,924)	(6.2)	(504,846)	(6.4)	(1,024,858)	(162,834)	(7.1)
Traffic acquisition costs	(697,673)	(15.7)	(758,078)	(9.6)	(1,155,546)	(183,598)	(8.0)
Bandwidth costs	(203,927)	(4.6)	(310,540)	(3.9)	(626,444)	(99,532)	(4.3)
Depreciation of servers and other equipment	(250,969)	(5.6)	(331,685)	(4.2)	(657,845)	(104,521)	(4.5)
Operational costs	(181,369)	(4.1)	(237,837)	(3.0)	(424,663)	(67,472)	(2.9)
Share-based compensation expenses	(6,374)	(0.1)	(6,302)	(0.1)	(7,527)	(1,196)	(0.1)

Total cost of revenues	(1,616,236)	(36.3)	(2,149,288)	(27.2)	(3,896,883)	(619,153)	(26.9)

Traffic Acquisition Costs. Traffic acquisition costs represent the portion of our online marketing revenues that we share with our Baidu Union members. We typically pay a Baidu Union member, based on a pre-agreed arrangement, a portion of the online marketing revenues generated from valid click-throughs by users of that member’s properties.

Bandwidth Costs. Bandwidth costs are the fees we pay to telecommunications carriers such as China Telecom and China Unicom for telecommunications services and for hosting our servers at their Internet data centers. We expect our bandwidth costs, as variable costs, to increase with the increasing number of racks of servers and the increasing traffic on our websites. Our bandwidth costs could also increase if the telecommunications carriers increase their service charges.

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

	For the Years Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	4,447,776	100.0	7,915,074	100.0	14,500,786	2,303,943	100.0

Cost of revenues	(1,616,236)	(36.3)	(2,149,288)	(27.2)	(3,896,883)	(619,153)	(26.9)
Selling, general and administrative	(803,988)	(18.1)	(1,088,980)	(13.7)	(1,692,810)	(268,961)	(11.7)
Selling and marketing	(573,088)	(12.9)	(778,353)	(9.8)	(1,216,718)	(193,317)	(8.4)
General and administrative	(230,900)	(5.2)	(310,627)	(3.9)	(476,092)	(75,644)	(3.3)
Research and development	(422,615)	(9.5)	(718,038)	(9.1)	(1,334,434)	(212,020)	(9.2)

Total costs and operating expenses	(2,842,839)	(63.9)	(3,956,306)	(50.0)	(6,924,127)	(1,100,134)	(47.8)

Selling, General and Administrative Expenses

Our selling and marketing expenses primarily consist of compensation for our sales and marketing personnel and promotional and marketing expenses. We expect to incur higher selling and marketing expenses as a result of increased compensation for our sales and marketing personnel and our intensified marketing and brand-promotion efforts.

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

Share-based Compensation Expenses

We grant options to our employees as a type of share-based compensation award. As of December 31, 2011, there was RMB53.1 million (US$8.4 million) unrecognized share-based compensation cost related to options of Baidu, Inc., which is expected to be recognized over a weighted-average vesting period of 2.53 years. In addition, as of December 31, 2011, there was RMB37.9 million (US$6.0 million) unrecognized share-based compensation cost related to options of Qunar, which is expected to be recognized over a weighted-average vesting period of 2.72 years. To the extent the actual forfeiture rate is different from our original estimate, actual share-based compensation cost related to these awards may be different from our expectation.

In addition to options, Baidu, Inc. started awarding restricted shares to employees in 2006. As of December 31, 2011, there was RMB328.4 million (US$52.2 million) unrecognized share-based compensation cost related to restricted shares, which is expected to be recognized over a weighted-average vesting period of 2.89 years. To the extent the actual forfeiture rate is different from our original estimate, actual share-based compensation cost related to these awards may be different from our expectation.

The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses among our employees based on the nature of work which they were assigned to perform.

	For the Years Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Allocation of Share-based Compensation Expenses
Cost of revenues	6,374	7.4	6,302	6.7	7,527	1,196	4.9
Selling, general and administrative	38,681	44.8	36,811	39.3	50,012	7,946	32.9
Research and development	41,263	47.8	50,623	54.0	94,489	15,013	62.2

Total share-based compensation expenses	86,318	100.0	93,736	100.0	152,028	24,155	100

Taxation

Under the current laws of the Cayman Islands and the British Virgin Islands, we and our direct subsidiary Baidu Holdings Limited are not subject to income or capital gain tax. Under the current laws of Hong Kong, Baidu (Hong Kong) Limited is exempted from income tax on its foreign-derived income. Additionally, dividend payments made by any of these companies are not subject to withholding tax in those jurisdictions.

PRC Enterprise Income Tax

Enterprise Income Tax. According to the EIT Law, as further clarified by the Implementation Rules of the EIT Law and the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the EIT Law, foreign-invested enterprises and domestic enterprises are subject to EIT at a uniform rate of 25%. The EIT rate applicable to the enterprises established before March 16, 2007 that were eligible for preferential tax rate according to then effective tax laws and regulations will gradually transition to the uniform 25% EIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “High and New Technology Enterprises strongly supported by the state,” subject to certain general factors described therein.

Under a Caishui (2008) No. 1 Notice promulgated jointly by the Ministry of Finance and the State Administration of Taxation on February 22, 2008, other than the preferential EIT treatments specified under the EIT Law, the Implementation Rules of the EIT Law and certain other tax regulations, all preferential EIT treatments granted prior to January 1, 2008 are eliminated. Pursuant to a Caishui Circular 69 jointly promulgated by the Ministry of Finance and the State Administration of Taxation on April 24, 2009, subject to verification, a qualified software enterprise established prior to January 1, 2008 may continue to enjoy the tax holidays previously granted to it as a “software enterprise.” Where the software enterprise had already started to enjoy its tax holidays before 2008, it may continue to enjoy the remaining tax holidays from 2008 until the expiration of such tax holidays. Baidu China was granted “software enterprise” status by the Shanghai Municipal Information Commission in 2006 prior to the effective date of the EIT Law and was entitled to a full exemption from EIT from 2006 to 2007 and a 50% tax reduction from 2008 to 2010. Therefore, Baidu China continued to enjoy a 50% reduced EIT rate from 2008 to 2010 as a “software enterprise.” The EIT rate currently applicable to Baidu China is 24% for 2011.

Pursuant to the Administrative Measures on the Recognition of High and New Technology Enterprises that became effective simultaneously with the EIT Law, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine whether an enterprise is qualified as a high and new technology enterprise under the EIT Law. In making such determination, these government agencies shall consider, among other factors, ownership of core technology, whether the products or services fall within the scope of high and new technology strongly supported by the state as specified in the measures, the ratios of technical personnel and research and development personnel to total personnel, the ratio of research and development expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance.

In December 2008, our PRC subsidiaries Baidu Online and Baidu Times were designated by relevant government authorities as “High and New Technology Enterprise” under the EIT Law. Baidu Online and Baidu Times received the High and New Technology Enterprise certificates jointly issued by the Beijing authorities in February 2009 and obtained the renewed certificates in January 2012. Our PRC consolidated affiliated entity, Baidu Netcom, was also designated by relevant government authorities as “High and New Technology Enterprise” under the EIT Law in December 2010 and received the High and New Technology Enterprise certificates jointly issued by the Beijing authorities in May 2011. Therefore, Baidu Online, Baidu Times and Baidu Netcom are entitled to enjoy a preferential tax rate of 15% as long as they maintain their qualification as “High and New Technology Enterprise” under the EIT Law. Baidu China has also applied for the status of “High and New Technology Enterprise” in 2011, which, if approved, may reduce its applicable tax rate to 15%. In addition, Baidu Times will continue to benefit from the remaining tax holidays granted to it under the applicable PRC tax laws and regulations effective before January 1, 2008, namely, a preferential 7.5% EIT rate for the three years from 2009 to 2011 as a certified foreign-invested High and New Technology Enterprise located in Beijing Zhongguancun Science Park (part of the Beijing New Technology Industry Development Zone).

Furthermore, in February 2011, Baidu Online was announced as a “Key Software Enterprise” jointly by the National Development and Reform Commission, MIIT, Ministry of Commerce and State Administration of Taxation, which entitled it to enjoy a preferential income tax rate of 10% for 2010. The status as a “Key Software Enterprise” is subject to an annual assessment by the relevant governmental authorities in China. There is no assurance that Baidu Online will continue to maintain the status in the future.

If Baidu China fails to obtain the qualification as a “High and New Technology Enterprise” or any of Baidu Online, Baidu Times and Baidu Netcom fails to maintain the “High and New Technology Enterprise” qualification under the EIT Law, their tax rates will increase, which could have a material and adverse effect on our results of operations and financial position.

If our PRC subsidiaries or consolidated affiliated entities no longer qualify for preferential tax treatment, we will consider available options under applicable law that would enable us to qualify for further preferential tax treatment. To the extent we are unable to offset the impact of the expiration of existing preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, the expiration of existing preferential tax treatment may cause our effective tax rate to increase. The amount of income tax payable by our PRC subsidiaries and consolidated affiliated entities in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the entities. Our effective tax rate depends partially on the extent of the relative contribution of each of our subsidiaries and consolidated affiliated entities to our consolidated taxable income. In 2009, 2010 and 2011, our consolidated effective tax rate was 11.76%, 13.20% and 15.22%, respectively.

Withholding Tax

Under the EIT Law and the Implementation Rules, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to a 10% withholding tax unless such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding. The Caishui (2008) No. 1 Notice issued on February 22, 2008 further clarifies that undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 will be exempted from any withholding tax.

The British Virgin Islands, where Baidu Holdings Limited, the sole shareholder of our PRC subsidiary Baidu Online, was incorporated, does not have such a tax treaty with China. Baidu (Hong Kong) Limited, our wholly owned subsidiary and the sole shareholder of our PRC subsidiaries Baidu China and Baidu Times, was incorporated in Hong Kong, which has a tax arrangement with China that provides for a lower withholding tax rate of 5% under certain conditions. However, the State Administration of Taxation promulgated a SAT Circular 601 on October 27, 2009, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” with respect to dividend, interest and royalty income under China’s tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner shall have ownership and right to dispose of the income or the rights and properties giving rise to such income. A beneficial owner generally engages in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up primarily for the purpose of evading or reducing taxes or transferring or accumulating profits.

If our PRC subsidiaries declare and distribute profits earned after January 1, 2008 to us in the future, such dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

Tax Residence

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

Pursuant to SAT Circular 82 issued by the State Administration of Taxation on April 22, 2009, an overseas registered enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly located in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies located in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) no less than half of the enterprise’s directors or senior management with voting rights reside in the PRC. Although SAT Circular 82 only applies to overseas registered enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

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

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two tax circulars setting out the details of the Shanghai VAT pilot rules, which took effect on January 1, 2012. The VAT pilot rules change the charge of sales tax from business tax to VAT for certain service industries in

Shanghai. Our entities located in Shanghai fall within the pilot arrangements and are recognized as the VAT general taxpayers at the rate of 6%.

PRC Urban Maintenance and Construction Tax and Education Surcharge

From December 1, 2010, the urban maintenance and construction tax and education surcharge that were previously only applicable to pure PRC domestic enterprises and individuals, began to apply to foreign-invested enterprises, foreign enterprises and individual foreigners as well. Any entity, foreign-invested or purely domestic, or individual that is subject to consumption tax, VAT and business tax is also required to pay urban maintenance and construction tax. The rates of urban maintenance and construction tax are 7%, 5% or 1% of the amount of consumption tax, VAT and business tax actually paid depending on where the taxpayer is located. All entities and individuals who pay consumption tax, VAT and business tax are also required to pay education surcharge at a rate of 3%, and local education surcharge at a rate of 2% of the amount of VAT, business tax and consumption tax actually paid.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. Our business has evolved rapidly since we commenced operations in 2000. Our limited operating history makes it difficult to predict future results of operations. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Years Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Statements of Income Data
Revenues:
Online marketing services	4,445,310	7,912,869	14,489,767	2,302,192
Other services	2,466	2,205	11,019	1,751

Total revenues	4,447,776	7,915,074	14,500,786	2,303,943

Operating costs and expenses(1):
Cost of revenues	(1,616,236)	(2,149,288)	(3,896,883)	(619,153)
Selling, general and administrative	(803,988)	(1,088,980)	(1,692,810)	(268,961)
Research and development	(422,615)	(718,038)	(1,334,434)	(212,020)

Total operating costs and expenses	(2,842,839)	(3,956,306)	(6,924,127)	(1,100,134)

Operating profit	1,604,937	3,958,768	7,576,659	1,203,809

Interest income, net	32,661	67,121	335,650	53,329
Other income, net, including exchange gains or losses	45,752	44,239	76,278	12,120
Loss from equity method investments	(229)	(8,965)	(179,408)	(28,505)
Taxation	(198,017)	(535,995)	(1,188,861)	(188,891)

Net income	1,485,104	3,525,168	6,620,318	1,051,862

Less: Net loss attributable to noncontrolling interests	—	—	(18,319)	(2,911)

Net income attributable to Baidu,Inc.	1,485,104	3,525,168	6,638,637	1,054,773

(1) Share-based compensation expenses:
Cost of revenues	(6,374)	(6,302)	(7,527)	(1,196)
Selling, general and administrative	(38,681)	(36,811)	(50,012)	(7,946)
Research and development	(41,263)	(50,623)	(94,489)	(15,013)

	(86,318)	(93,736)	(152,028)	(24,155)

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Our total revenues increased by 83.2% from RMB7.9 billion in 2010 to RMB14.5 billion (US$2.3 billion) in 2011. This increase was due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 83.1% from RMB7.9 billion in 2010 to RMB14.5 billion (US$2.3 billion) in 2011. This increase was mainly attributable to the increase in the number of our online marketing customers from approximately 412,000 in 2010 to over 488,000 in 2011, and the increase in the average revenue per customer from approximately RMB19,200 in 2010 to approximately RMB29,700 (US$4,719) in 2011. The increase in our online marketing customers was mainly due to our effective distribution network and our expanded direct sales, especially in Beijing, Shanghai, Guangzhou, Shenzhen and Dongguan. The increase in the average revenue per customer was primarily attributable to the increase in the number of paid clicks and the higher price per click as more customers participated in our P4P auction platform. The number of paid clicks increased by approximately 64.2% from 2010 to 2011.

Operating Costs and Expenses. Our total operating costs and expenses increased by 75.0% from RMB4.0 billion in 2010 to RMB6.9 billion (US$1.1 billion) in 2011. This increase was primarily due to the expansion of our business.

•	Cost of Revenues. Our cost of revenues increased by 81.3% from RMB2.1 billion in 2010 to RMB3.9 billion (US$619.2 million) in 2011. This increase was primarily due to the following factors:

•

Traffic Acquisition Costs. Our traffic acquisition costs increased by 52.4% from RMB758.1 million in 2010 to RMB1.2 billion (US$183.6 million) in 2011. Traffic acquisition costs represent 8.0% of total revenues in 2011, compared to 9.6% in 2010. The decrease in traffic acquisition costs as a percentage of total revenues is primarily due to our traffic optimization efforts.

•

Bandwidth Costs and Depreciation Expenses. Our bandwidth costs increased by 101.7% from RMB310.5 million in 2010 to RMB626.4 million (US$99.5 million) in 2011. Our depreciation expenses of servers and other equipment increased by 98.3% from RMB331.7 million in 2010 to RMB657.8 million (US$104.5 million) in 2011. The absolute increases in these costs were due to the expansion of our business.

•

Business Tax and Surcharges. Our business tax and surcharges increased by 103.0% from RMB504.8 million in 2010 to RMB1.0 billion (US$162.8 million) in 2011, primarily as a result of the increase in our online marketing revenues.

•

Operational Costs. Our operational costs increased by 78.6% from RMB237.8 million in 2010 to RMB424.7 million (US$67.5 million) in 2011, primarily due to amortization of acquired intangible assets related to Qunar acquisition, the increase in consumption of durable computer parts, higher compensation paid to our operation and technical support staff and higher music content acquisition cost.

•

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 55.4% from RMB1.1 billion in 2010 to RMB1.7 billion (US$269.0 million) in 2011. This increase was primarily due to the following factors:

•

total salaries and benefits and staff-related expenses increased by 57.2% from RMB546.5 million in 2010 to RMB859.0 million (US$136.5 million) in 2011, primarily due to the increased direct sales commission and headcount to support our expanded online marketing services;

•	total office operating expenses increased by 34.6% from RMB108.8 million in 2010 to RMB146.4 million (US$23.3 million) in 2011, primarily as a result of increase and expansion of our offices;

•

total traveling, communication and business development expenses increased by 66.1% from RMB37.9 million in 2010 to RMB63.0 million (US$10.0 million) in 2011, primarily due to the increased headcount and activities to support our expanded online marketing services; and

•	marketing and promotion expenses increased by 74.8% from RMB215.6 million in 2010 to RMB376.8 million (US$59.9 million) in 2011 primarily due to the increased marketing and promotion activities.

•	share-based compensation expenses allocated to selling, general and administrative expenses increased by 35.9% from RMB36.8 million in 2010 to RMB50.0 million (US$7.9 million) in 2011.

•

Research and Development Expenses. Our research and development expenses increased by 85.8% from RMB718.0 million in 2010 to RMB1.3 billion (US$212.0 million) in 2011, primarily due to an increase in the number of research and development staff.

Operating Profit. As a result of the foregoing, we generated an operating profit of RMB7.6 billion (US$1.2 billion) in 2011, a 91.4% increase from RMB4.0 billion in 2010.

Other income, net, including exchange gains or losses. Our other income, net, including exchange gains or losses was RMB76.3 million (US$12.1 million) in 2011, compared to RMB44.2 million in 2010, primarily due to the increase of subsidies received in 2011.

Loss from equity method investments: Our loss from equity method investments increased from RMB9.0 million in 2010 to RMB179.4 million (US$28.5 million), primarily due to the recognized accumulated losses of Qiyi.com, Inc. and some joint ventures in 2011.

Taxation. Our income tax expenses increased by 121.8% from RMB536.0 million in 2010 to RMB1.2 billion (US$188.9 million) in 2011, primarily due to the significant increase in profit before tax in 2011 and the expiration of preferential tax treatment for one of our PRC subsidiaries in 2011.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. increased by 88.3% from RMB3.5 billion in 2010 to RMB6.6 billion (US$1.1 billion) in 2011.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. Our total revenues increased by 78.0% from RMB4.4 billion in 2009 to RMB7.9 billion in 2010. This increase was due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 78.0% from RMB4.4 billion in 2009 to RMB7.9 billion in 2010. This increase was mainly attributable to the increase in the number of our online marketing customers from approximately 317,000 in 2009 to over 412,000 in 2010, and the increase in the average revenue per customer from approximately RMB14,000 in 2009 to approximately RMB19,200 in 2010. The increase in our online marketing customers was mainly due to our effective distribution network and our expanded direct sales, especially in Beijing, Shanghai, Guangzhou, Shenzhen and Dongguan. The increase in the average revenue per customer was primarily attributable to the increase in the number of paid clicks and the higher price per click as more customers participated in our P4P auction platform. The number of paid clicks increased by approximately 56.1% from 2009 to 2010.

Operating Costs and Expenses. Our total operating costs and expenses increased by 39.2% from RMB2.8 billion in 2009 to RMB4.0 billion in 2010. This increase was primarily due to the expansion of our business.

•	Cost of Revenues. Our cost of revenues increased by 33.0% from RMB1.6 billion in 2009 to RMB2.1 billion in 2010. This increase was primarily due to the following factors:

•

Traffic Acquisition Costs. Our traffic acquisition costs increased by 8.7% from RMB697.7 million in 2009 to RMB758.1 million in 2010. Traffic acquisition costs represent 9.6% of total revenues in 2010, compared to 15.7% in 2009. The decrease in traffic acquisition costs as a percentage of total revenues is primarily due to Baidu Union’s traffic optimization effort.

•

Bandwidth Costs and Depreciation Expenses. Our bandwidth costs increased by 52.3% from RMB203.9 million in 2009 to RMB310.5 million in 2010. Our depreciation expenses of servers and other equipment increased by 32.2% from RMB251.0 million in 2009 to RMB331.7 million in 2010. The absolute increases in these costs were due to the expansion of our business. However, these costs in 2010 accounted for a lower percentage of total revenues than in 2009. The decreases in bandwidth costs and depreciation expenses as percentages of total revenues reflect our improved efficiency as well as the scalability of our Internet-based business model.

•

Business Tax and Surcharges. Our business tax and surcharges increased by 83.0% from RMB275.9 million in 2009 to RMB504.8 million in 2010, primarily as a result of the increase in our online marketing revenues.

•

Operational Costs. Our operational costs increased by 31.1% from RMB181.4 million in 2009 to RMB237.8 million in 2010, primarily due to the increase in consumption of durable computer parts and higher compensation paid to our operation and technical support staff.

•

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 35.4% from RMB804.0 million in 2009 to RMB1.1 billion in 2010. This increase was primarily due to the following factors:

•

total salaries and benefits and staff-related expenses increased by 36.5% from RMB400.3 million in 2009 to RMB546.5 million in 2010, primarily due to the increased direct sales headcount to support our expanded online marketing services;

•	total office operating expenses increased by 27.2% from RMB85.5 million in 2009 to RMB108.8 million in 2010, primarily as a result of increase and expansion of our direct sales offices;

•

total traveling, communication and business development expenses increased by 23.0% from RMB30.8 million in 2009 to RMB37.9 million in 2010, primarily due to the increased direct sales headcount and activities to support our expanded online marketing services; and

•	marketing and promotion expenses increased by 35.6% from RMB159.0 million in 2009 to RMB215.6 million in 2010 primarily due to the increased marketing and promotion activities.

The above increases were partially offset by a 4.8% decrease in share-based compensation expenses allocated to selling, general and administrative expenses from RMB38.7 million in 2009 to RMB36.8 million in 2010, primarily due to the cancellation of some share-based awards granted to our former officers in prior years.

•

Research and Development Expenses. Our research and development expenses increased by 69.9% from RMB422.6 million in 2009 to RMB718.0 million in 2010, primarily due to an increase in the number and compensation levels of research and development staff.

Operating Profit. As a result of the foregoing, we generated an operating profit of RMB4.0 billion in 2010, a 146.7% increase from 2009.

Other income, net, including exchange gains or losses. Our other income, net, including exchange gains or losses was RMB44.2 million in 2010, compared to RMB45.8 million in 2009.

Taxation. Our income tax expenses increased by 170.7% from RMB198.0 million in 2009 to RMB536.0 million in 2010, primarily due to the significant increase in profit before tax in 2010.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. increased by 137.4% from RMB1.5 billion in 2009 to RMB3.5 billion in 2010.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2009, 2010 and 2011 were a decrease of 0.7%, an increase of 3.3% and an increase of 5.4%, respectively. The year-over-year percent changes in the consumer price index for January 2010, 2011 and 2012 were increases of 1.5%, 4.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The average exchange rate between U.S. dollar and RMB has declined from RMB8.2264 per U.S. dollar in July 2005 to RMB6.3482 per U.S. dollar in December 2011. The functional currency of our subsidiaries in Japan is the Japanese yen, and their reporting currency is RMB. During 2011, the Japanese yen appreciated by approximately 1.2% against RMB. As of December 31, 2011, we recorded RMB84.4 million (US$13.4 million) of net foreign currency translation loss in accumulated other comprehensive loss as a component of shareholders’ equity. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material and adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

Consolidation of Affiliated Entities

In order to comply with PRC laws and regulations limiting foreign ownership of Internet, online advertising and employment agency businesses, we conduct our ICP, online advertising and employment agency businesses through our affiliated entities in China by means of contractual arrangements. We have entered into certain exclusive agreements with the affiliated entities through our subsidiaries, which obligate them to absorb a majority of the risk of loss and receive a majority of the residual returns from the affiliated entities’ activities. In addition, we have entered into certain agreements with the affiliated entities, the nominee shareholders of affiliated entities and the authorized individuals through our subsidiaries, including but not limited to, loan agreements for the paid-in capital of the affiliated entities, option agreements to acquire the equity interests in the affiliated entities when permitted by PRC law, and share pledge agreements for the equity interests in the affiliated entities. Despite the lack of technical equity ownership, there exists a parent-subsidiary relationship between us and the affiliated entities through our subsidiaries, whereby the nominee shareholders of the affiliated entities effectively assigned all of their voting rights underlying their equity interest in the affiliated entities to our subsidiaries, and our subsidiaries have the power to direct the activities that most significantly impact the affiliated entities’ economic performance. Through the other aforementioned agreements, we demonstrate our ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of affiliated entities. Based on these contractual arrangements, we consolidate the affiliated entities as required by Accounting Standards Codification (“ASC”) subtopic 810-10, Consolidation: Overall, because we hold all the variable interests of the affiliated entities through the subsidiaries, which are the primary beneficiaries of the affiliated entities. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events occurred. See “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Revenue Recognition

We recognize revenues based on the following principles:

Online marketing services

(1) Auction-based pay-for-performance service

Our auction-based P4P platform enables a customer to place its website link and related description on our search result list. The customers make bids on keywords based on how much they are willing to pay for each click to their listings in the search results listed on our website and the relevance between the keywords and the customer’s businesses. Internet users’ search of the keyword will trigger the display of the listings. The ranking of the customer’s listing depends on both the bidding price and the listing’s relevance to the keyword searched. Customer pays us only when a user clicks on one of its website links. Revenue is recognized when a user clicks on one of the customer-sponsored website links, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC subtopic 605-10 (“ASC 605-10”), Revenue Recognition: Overall.

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

(3) Time-based online advertising services

For time-based online advertising services such as text links, banners, or other forms of graphical advertisements, we recognize revenue, in accordance with ASC 605-10, on a pro-rata basis over the contractual term commencing on the date the customer’s advertisement is displayed in a specified web page. For certain time-based contractual agreements, we may also provide certain performance guarantees, in which cases revenue is recognized at the later of the completion of the time commitment or performance guarantee.

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

(6) Other revenue recognition related policies

We prospectively adopted Accounting Standards Update (“ASU”) No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force (“EITF”) that amends ASC 605-25, on January 1, 2011.

Prior to the adoption of ASU 2009-13, if a sales arrangement involves multiple deliverables, which are considered separate units of accounting in accordance with ASC subtopic 605-25 (“ASC 605-25”), Revenue Recognition: Multiple-Element Arrangements, the total revenue on such arrangement is allocated to the individual deliverables based on their relative fair values. If sufficient vendor-specific objective evidence of fair value (“VSOE”) does not exist for the allocation of revenue, the fee for the entire arrangement is recognized ratably over the term of the arrangement or upon the delivery of the last deliverable, when other revenue recognition criteria have been met.

In accordance with ASU 2009-13, certain delivered items in multiple-element arrangements, which previously would not qualify for separate units of accounting due to the lack of VSOE or Third-Party Evidence (“TPE”) of selling price, are accounted for as separate units of accounting, to which the total consideration of the arrangements is allocated based on management’s best estimate of the selling price (“BESP”). We consider all reasonably available information in determining the BESP, including both market and entity-specific factors. The adoption of ASU 2009-13 does not have a material effect on our financial statements, and the pattern and timing of revenue recognition is not changed materially.

We deliver some of our online marketing services to end customers through engaging third party distributors. In this context, we may provide cash incentives to distributors. The cash incentives are accounted for as reduction of revenue in accordance with ASC subtopic 605-50 (“ASC 605-50”), Revenue Recognition: Customer Payments and Incentives.

We provide sales incentives to customers to entitle customers to receive reductions in the price of the online marketing services by meeting certain cumulative consumption requirements. We accounts for these award credits granted to members in conjunction with a current sale of products or services as a multiple-element arrangement by analogizing to ASC 605-25 with adoption of ASU 2009-13. The consideration allocated to the award credits, as deferred revenue, is based on an assumption that the customer will purchase the minimum amount of future service necessary to obtain the maximum award credits available. The deferred revenue is recognized as revenue proportionately as the future services are delivered to the customer or when the award credits expire.

Cash received in advance from customers is recorded as customer advances and deposits. The unused cash balances remaining in customers’ accounts are included as a liability of us. Deferred revenue is recorded when services are provided before the other revenue recognition criteria set forth in ASC 605-10 are fulfilled.

We operate an online game platform, on which registered users could access games provided by online-game developers. The rights and obligations of each party to the arrangement indicate that we are acting as an agent whereas the online-game developer is the principal as a result of being the primary obligor in the arrangement. We recognize the shared revenue on a net basis, based on the ratios pre-determined with the online game developers when all the revenue recognition criteria set forth in ASC 605-10 are met, which is generally when the user purchases virtual currencies issued by the game developers through our payment channel. The amount of revenues recognized was not significant in each of the years presented.

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

ASC subtopic 740-10 or ASC 740-10, Income Taxes: Overall, contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

We make assumptions, judgments and estimates in the recognition and measurement of a tax position taken or expected to be taken in a tax return. These judgments, assumptions and estimates take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts of unrecognized, uncertain tax positions, if any, provided or to be provided for in our consolidated financial statements. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. In general, PRC and Japanese tax authorities have up to five and seven years, respectively, to conduct examination on our tax filings. Accordingly, our PRC subsidiaries’ and affiliated entities’ tax filings for the tax years 2007 to 2011 and our Japanese subsidiary’s tax filings for the tax years 2007 to 2011 remain open to examination by the respective taxing jurisdictions.

Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual results of operations and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, and thus materially impact our financial position and results of operations. We do not believe that net deferred tax assets associated with our Japan operations are more likely than not to be realized. Consequently, we have provided full valuation allowances on the related net deferred tax assets. For reconciliation of tax computed by applying the respective statutory income tax rate to pre-tax income, please see “Income taxes” under Note 11 to our audited consolidated financial statements.

Allowance for Doubtful Accounts

Accounts receivable are recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. We generally do not require collateral from our customers.

We maintain allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. We review the accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectibility of individual receivable balances, we consider many factors, including the age of the balance, the customer’s past payment history, its current credit-worthiness and current economic trends. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, or if the operators decide not to pay us, additional allowances may be required which could materially impact our financial position and results of operations.

Impairment of Long-Lived Assets

We evaluate long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall. We assess the recoverability of an asset group based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. The impairment charges of long-lived assets are nil, nil and RMB5.5 million (US$0.9 million) for 2009, 2010 and 2011, respectively.

Impairment of Indefinite-Lived Intangible Assets

We assess indefinite-lived intangible assets for impairment in accordance with ASC subtopic 350-20, or ASC 350-20, Intangibles-Goodwill and Other: Goodwill, which require an intangible asset that is not subject to amortization, shall be tested for impairment at least annually and more frequently upon the occurrence of certain events, as defined by ASC 360-10. Intangible assets with an indefinite useful life are not amortized. In accordance with this policy, one of the domain name assets, which was acquired in July 2006, one license acquired in November 2011 and the “Baidu” trademark are not subject to amortization, as the remaining useful life is indefinite.

We perform impairment assessment on intangible assets with indefinite lives on December 31 in each of the 2009, 2010 and 2011 fiscal years or when events or changes in circumstance indicate that assets might be impaired using the one-step process required by ASC 360-10. We compare the fair value of an intangible asset with its carrying amount, if the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates and market price. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Market prices are based on potential purchase quotes from third party. The impairment charges of indefinite-lived intangible assets are nil, nil and RMB2.5 million (US$0.4 million) for 2009, 2010 and 2011, respectively.

Impairment of Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. We assess goodwill for impairment in accordance with ASC subtopic 350-20, or ASC 350-20, Intangibles — Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the “reporting unit level” at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

Prior to the acquisition of Qunar, we had one reporting unit because no discrete financial information was available below the consolidated level. Subsequent to the acquisition of Qunar, there are segment managers who regularly review operating results of Qunar and the rest of us, which constitute two separate reporting units. Goodwill was tested for impairment in the annual impairment tests on December 31 in each year using two-step process required by ASC 350-20.

We early adopted ASU No. 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Other (“ASC 350”), in the fourth quarter of 2011 and elected to perform a qualitative assessment on the reporting unit other than Qunar to determine whether further impairment testing on goodwill was necessary. We first assess the qualitative factors to determine whether it is necessary to perform the current two-step test. After assessing the totality of events or circumstances such as those described in ASC 350-20, as well as evaluating, on the basis of the weight of evidence, the significance of all identified events and circumstances, we determines that it is not more likely than not that the fair value of a reporting unit other than Qunar is less than its carrying amount, then the further two steps of the goodwill impairment test are unnecessary. In addition, the goodwill of the reporting unit of Qunar, which was acquired in 2011, was tested for impairment in the annual impairment test on December 31, 2011, using the two-step process required by ASC 350-20. First, we reviewed the carrying amount of the reporting unit of Qunar compared to the “fair value” of the reporting unit estimated based on significant inputs that are not observable in the market. If such comparison reflected potential impairment, we would then prepare the discounted cash flow analysis. Such analysis is based on cash flow assumptions that are consistent with the plans and estimates being used to manage the business. Cash flow assumptions include estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit. An excess of the carrying value of the goodwill over the fair value of the goodwill would indicate that the goodwill may be impaired. Finally, if we determined that goodwill may be impaired, the “implied fair value” of the goodwill, as defined by ASC 350-20, would be compared to its carrying amount to determine the impairment loss, if any. The fair value of the reporting unit of Qunar significantly exceeded its carrying amount, thus, goodwill assigned to this reporting unit was not impaired and we were not required to perform further testing. As a result of the above analysis, the two reporting units are considered not impaired as of December 31, 2011.

The impairment loss recognized in 2011 was related to goodwill resulting from an insignificant business combination made in 2011, the underlying business of which was never integrated into our business after its acquisition. Due to a significant decline in the popularity and performance of the acquired business and failure to achieve its expected market share, we plans to abandon this acquired business, although certain assets were still in limited use as at December 31, 2011. Hence, an impairment charge was made for the entire amount of goodwill relating to the business acquired. The impairment charges of goodwill are nil, nil and RMB113.0 million (US$18.0 million) for 2009, 2010 and 2011, respectively.

Impairment of Long-term Investments

Our long-term investments consist of cost method investments and equity method investments. Our long-term investments primarily focus on the privately-held companies.

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

The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If impairment is considered other-than-temporary, we will write down the asset to its fair value and take the corresponding charge to the consolidated financial statements. The impairment charges of long-term investments are nil, nil and RMB47.9 million (US$7.6 million) for 2009, 2010 and 2011, respectively.

Business Combination

We account for business combination using the acquisition method of accounting in accordance with ASC subtopic 805 or ASC 805: Business Combinations, and allocate the cost of acquired companies to the tangible and intangible assets acquired, liabilities assumed and any noncontrolling interest based upon their estimated fair value at the acquisition date. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred as well as the contingent considerations and all contractual contingencies as of the acquisition date. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income. We account for acquisition-related costs as expenses in the periods in which the costs are incurred.

In determining the fair value of assets acquired and liabilities assumed in a business combination, we primarily use recognized valuation methods such as an income approach or a cost approach and apply present value techniques. Our significant estimates in the income or cost approach include identifying business factor such as size, growth, profitability, risk and ROI and assessing comparable revenue and operating income multiples in estimating the fair value. Further, we make certain assumptions within present value techniques including discount rate adjustments techniques and expected cash flow techniques. The present value technique used to measure fair value will depend on facts and circumstances specific to the asset or liability being measured and the availability of sufficient data. We make estimates and judgments in determining the fair value of the acquired assets, liabilities and any noncontrolling interest based on independent appraisal reports as well as its experience with similar assets and liabilities in similar industries. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material. Further changes in our assumptions or the interrelationship of those assumptions may adversely or negatively impact future valuations. In future measurements of fair value, adverse changes in discounted cash flow assumptions could result in an impairment of goodwill or intangible assets that would require a non-cash charge to the consolidated statements of operations.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No.2011-04 (“ASU 2011-04”), Fair Value Measurement (“ASC 820”) which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. We will adopt ASU 2011-04 beginning January 1, 2012 and do not expect the adoption will have a material impact on our consolidated financial statements and disclosures.

In June 2011, the FASB issued ASU No. 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220), Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income (“OCI”) and its components in the statements of shareholders’ equity. Instead, an entity will be required to present items of net income and OCI in one continuous statement or in two separate, but consecutive, statements. In December 2011, the FASB issued ASU No. 2011-12 (“ASU 2011-12”), Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This ASU defers the ASU 2011-05 requirement that companies present reclassification adjustments for each component of OCI in both net income and OCI on the face of the financial statements and the requirement to report reclassification adjustments in interim periods. The amendments in ASU 2011-05 and ASU 2011-12 should be applied retrospectively and are effective for fiscal years and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. We early adopted ASU 2011-05 in the year ended

December 31, 2011 by presenting items of net income and OCI in one continuous statement, Consolidated Statements of Comprehensive Income. Comparative information in the prior years has been rearranged to conform to the presentation in accordance with ASU 2011-05.

In September 2011, the FASB issued ASU 2011-08, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. We early adopted ASU 2011-08 in the fourth quarter of 2011 and elect to perform a qualitative assessment on one of the two reporting unit to determine whether further impairment testing on goodwill was necessary.

B. Liquidity and Capital Resources

Our principal sources of liquidity are our cash, cash equivalents and short-term investments, which comprise fixed-rate and adjustable-rate investments maturing within one year, as well as the cash flow generated from our operations. We believe that our current cash, cash equivalents, short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks.

Furthermore, cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

In October 2010, we entered into a long-term credit arrangement with the Export-Import Bank of China with a credit facility of RMB140.0 million (US$22.2 million) to finance some of government-sponsored research projects, at the initial annual interest rate of 5.60%, which is to be adjusted quarterly referencing to the People’s Bank of China’s benchmark rate over the same period. The government would provide a cash subsidy at the amount that approximates the interest of the loan. As of December 31, 2011, we had an outstanding balance of RMB140.0 million (US$22.2 million), among which RMB46.0 million (US$7.3 million) and RMB94.0 million (US$14.9 million) will be due within 2012 and 2013, respectively.

In January 2011, we entered into a short-term loan arrangement with Bank of China (Macau Branch) with a credit facility of US$30.0 million for general corporate purposes. We had drawn down US$20.0 million as of December 31, 2011, with a floating interest rate of LIBOR plus 1.5% per annum and a maturity term of 12 months, which was secured by the pledge of the Letter of Credit issued by Bank of China (Beijing Branch) to Baidu Online.

Additionally, in July 2011, we entered into a two-year unsecured loan arrangement with Goldman Sachs Lending Partners LLC of US$350.0 million, at an annual interest rate of 1.30%. The loan was used to acquire Qunar’s ordinary shares and recorded as long-term debt. The loan will be due in July 2013.

As of December 31, 2011, we had RMB125.9 million (US$20.0 million) and RMB2.3 billion (US$369.2 million) in short-term loan and long-term loans, respectively.

Cash Flows and Working Capital

As of December 31, 2009, 2010 and 2011, we had RMB4.6 billion, RMB8.2 billion and RMB14.2 billion (US$2.3 billion) in cash, cash equivalents and short-term investments.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(In thousands)
Net cash generated from operating activities	2,264,484	4,700,481	8,178,819	1,299,483
Net cash used in investing activities	(536,069)	(1,217,522)	(14,250,529)	(2,264,181)
Net cash generated from financing activities	95,093	124,751	2,425,810	385,422
Effect of exchange rate changes on cash	(741)	(6,110)	(8,594)	(1,364)

Net increase (decrease) in cash and cash equivalents	1,822,767	3,601,600	(3,654,494)	(580,640)

Cash and cash equivalents at beginning of the period	2,357,609	4,180,376	7,781,976	1,236,431
Cash and cash equivalents at end of the period	4,180,376	7,781,976	4,127,482	655,791

Operating Activities

Net cash generated from operating activities increased to RMB8.2 billion (US$1.3 billion) in 2011 from RMB4.7 billion in 2010. This increase was mainly attributable to several factors, including (i) the substantial increase in net income to RMB6.6 billion (US$1.1 billion) in 2011 from RMB3.5 billion in 2010; (ii) the increase in add-back of non-cash expenses, mainly consisting of depreciation expenses, amortization of intangible assets and loss from equity method investments; and (iii) the increases in customer advance and accounts payable.

Net cash generated from operating activities increased to RMB4.7 billion in 2010 from RMB2.3 billion in 2009. This increase was mainly attributable to several factors, including (i) the substantial increase in net income to RMB3.5 billion in 2010 from RMB1.5 billion in 2009; (ii) the increase in add-back of non-cash expenses, mainly consisting of depreciation expenses; and (iii) the increases in customer advance, deferred revenues and accounts payable.

Investing Activities

Net cash used in investing activities increased from RMB1.2 billion in 2010 to RMB14.3 billion (US$2.3 billion) in 2011, primarily due to purchase of short-term investments, the acquisition of fixed assets, long-term investments and acquisitions of certain businesses. The net cash outflow in the purchases and sales and maturities of short-term investments in 2011 was RMB9.5 billion (US$1.5 billion).

Net cash used in investing activities increased from RMB536.1 million in 2009 to RMB1.2 billion in 2010, primarily due to the acquisition of fixed assets and long-term investments.

Financing Activities

Net cash flow generated from financing activities was RMB2.4 billion (US$385.4 million) in 2011, compared to a net cash flow of RMB124.8 million generated from financing activities in 2010, primarily due to the increase in proceeds from the short-term loan and the unsecured long-term debt incurred in 2011.

Net cash flow generated from financing activities was RMB124.8 million in 2010, compared to a net cash flow of RMB95.1 million generated from financing activities in 2009, primarily due to the increase in proceeds from the long-term lines of credit.

Holding Company Structure

We are a holding company with no operations of our own. We conduct our operations in China primarily through our indirect wholly owned subsidiaries and our consolidated affiliated entities in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our PRC subsidiaries and license and service fees paid by our PRC consolidated affiliated entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. In addition, our PRC subsidiaries and consolidated affiliated entities are required to set aside certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Our PRC subsidiaries, being foreign-invested enterprises established in China, are required to set aside certain statutory reserves, namely, a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in their PRC statutory accounts. Each of our PRC subsidiaries is required to allocate at least 10% of its after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors of the PRC subsidiaries.

Our consolidated affiliated entities must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely a statutory surplus fund, a statutory public welfare fund and a discretionary surplus fund. Each of our consolidated affiliated entities is required to allocate at least 10% of its after-tax profits to the statutory surplus fund until such fund has reached 50% of its respective registered capital. Appropriation to the statutory public welfare fund is 5% to 10% of the after-tax profits as reported in the PRC statutory accounts. Effective from January 1, 2006, under the amended PRC Company Law, appropriation to the statutory public welfare fund is no longer mandatory. Appropriations to the discretionary surplus fund are made at the discretion of our consolidated affiliated entities.

Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated affiliated entities in which we have no legal ownership, totaling approximately RMB879.4 million, RMB1.2 billion and RMB1.2 billion (US$193.6 million) as of December 31, 2009, 2010 and 2011, respectively.

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

Capital Expenditures

We made capital expenditures of RMB399.3 million, RMB895.3 million and RMB1.8 billion (US$280.0 million) in 2009, 2010 and 2011, respectively, representing 9.0%, 11.3% and 12.2% of our total revenues, respectively. In 2011, our capital expenditures were used primarily to purchase servers, network equipment and other computer hardware for our business. We funded our capital expenditures primarily with net cash flow generated from operating activities.

We completed the construction and renovation of our new corporate headquarters, Baidu Campus, in 2009, and moved into the new building in November 2009. Our capital expenditures in connection with the construction and renovation of Baidu Campus, were RMB209.2 million in 2009, RMB38.7 million in 2010 and RMB1.6 million (US$0.3 million) in 2011, excluding the payment for the land use right.

In December 2011, we commenced construction of an office complex in Shenzhen, which will serve as our international center in Southern China. We have paid RMB125.7 million (US$20.0 million) for the land use right. We expect to complete the planned construction at the end of 2015.

Our capital expenditures may increase substantially in the future as our business continues to grow, in connection with the expansion and improvement of our network infrastructure, and our plan to build additional office complexes and cloud computing based data centers. We currently plan to fund these expenditures with cash flow generated from our operating activities.

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

In each of the three years ended December 31, 2009, 2010 and 2011, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB422.6 million, RMB718.0 million and RMB1.3 billion (US$212.0 million), representing 9.5%, 9.1% and 9.2% of our total revenues for 2009, 2010 and 2011, respectively. Our research and development expenses consist primarily of personnel-related costs. We have expensed substantially all of the development costs for the research and development of products and new functionality as incurred, except for certain internal-use software.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2011 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F. Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2011.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In RMB thousands)
Long-Term Debt Obligations(1)	2,405,865	77,664	2,328,201	—	—
Capital Lease Obligations (2)	53,154	20,603	28,845	3,706	—
Operating Lease Obligations(3)	1,497,962	498,853	622,659	328,815	47,635
Purchase Obligations(4)	665,891	665,891	—	—	—
Total	4,622,872	1,263,011	2,979,705	332,521	47,635

(1)	The long-term debt obligations represent a loan from the Export-Import Bank of China and a two-year unsecured loan from Goldman Sachs Lending Partners LLC. The total interest to be paid for the two loans is RMB12.6 million (US$2.0 million) and RMB50.4 million (US$8.0 million), respectively. Please see “Loans Payable” under Note 10 to our audited consolidated financial statements.
(2)	Capital lease obligations represent our obligations for leasing servers, and the total amount of interest to be paid is RMB5.3 million (US$0.8 million).
(3)	Operating lease obligations represent our obligations for leasing premises and bandwidth.
(4)	Purchase obligations consist primarily of expenditures on the construction of our office building and computer equipments for our own data centers, and the consideration to be paid for business combinations.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Robin Yanhong Li	43	Chairman and Chief Executive Officer
Jennifer Li	44	Chief Financial Officer
William I. Chang *	48	Chief Scientist
William Decker	65	Independent Director
James Ding	46	Independent Director
Nobuyuki Idei	74	Independent Director
Greg Penner	42	Independent Director

*	Mr. William I. Chang has resigned from the position as our chief scientist, effective on March 31, 2012.

Robin Yanhong Li is co-founder, chairman and chief executive officer of our company, and oversees our overall strategy and business operations. Mr. Li has been serving as our chairman of the board since our inception in January 2000 and as our chief executive officer since January 2004. Mr. Li served as our president from February 2000 to December 2003. Prior to founding our company, Mr. Li worked as a staff engineer for Infoseek, a pioneer in the Internet search engine industry, from July 1997 to December 1999. Mr. Li was a senior consultant for IDD Information Services from May 1994 to June 1997. Mr. Li currently serves as an independent director and chairman of the compensation committee of New Oriental Education & Technology Group Inc., a NYSE-listed company that provides private educational services in China. Mr. Li also acts as the vice chairman of the Internet Society of China (ISC). Mr. Li received a bachelor’s degree in information science from Peking University in China and a master’s degree in computer science from the State University of New York at Buffalo.

Jennifer Li has served as our chief financial officer since March 2008. Ms. Li is in charge of our finance and accounting, human resources, marketing and communications, purchasing, corporate development and certain other areas. Ms. Li has extensive experience in U.S. GAAP reporting and in developing and leading finance and accounting teams before she joined us. Prior to joining our company, Ms. Li served as controller of General Motors Acceptance Corporation (GMAC)’s North American Operations from 2005 to 2008. Prior to GMAC, Ms. Li worked at General Motors China, where she was responsible for overseeing finance functions of General Motors’ wholly owned and joint venture businesses in China from 2001 to 2004, with the last post as its chief financial officer. From 1994 to 2001, she held several other finance positions at General Motors in Canada, the United States and Singapore. Ms. Li has been serving as a director of Philip Morris International, Inc. since May 2010. Ms. Li has been recognized by the Wall Street Journal, the Financial Times and Forbes as one of “Asia’s Most Watched Women” and one of the “Top 50 Women in the World to Watch.” Ms. Li holds an M.B.A. degree from the University of British Columbia in Vancouver, B.C., Canada and a bachelor of arts degree from Tsinghua University in China.

William I. Chang served as our chief scientist from January 2007 to March 2012. Dr. Chang is a recognized expert in search technology, online community and advertising business models. From 2001 to January 2007, he served as chairman, president and chief executive officer of Affini, Inc., a search technology and software company he founded. Since January 2007, he has served as chairman of Affini, Inc. From 2000 to 2001, Dr. Chang served as chief technology officer at Sentius Corporation, a hypertext software company, where he created a contextual advertising product. From 1998 to 1999, Dr. Chang served as vice president of Go Network. From 1997 to 1998, he was the chief technology officer of Infoseek, where he created the Infoseek natural language search engine for both the Internet search and enterprise applications. From 1991 to 1995, Dr. Chang worked as a postdoctoral fellow and associate staff researcher with the Cold Spring Harbor Laboratory, where he mapped a genome and invented a protein sequence search methodology. Dr. Chang received a bachelor degree in mathematics from Harvard University and a Ph.D. in computer science from the University of California, Berkeley.

William Decker has served as our independent director and chairman of the audit committee since October 2005. Mr. Decker is a retired partner at PricewaterhouseCoopers LLP. Prior to his retirement in July 2005, Mr. Decker was the partner in charge of PricewaterhouseCoopers LLP’s Global Capital Markets Group. He led a team of more than 300 professionals in 25 countries that provided technical support to non-U.S. companies on SEC regulations, U.S. GAAP reporting and assistance with Sarbanes-Oxley Act compliance work. Mr. Decker has served as a senior adviser of VisionChina Media Inc., a NASDAQ-listed company that operates an out-of-home advertising network in China, since December 2011, and served as an independent director and the chairman of the audit committee of VisionChina Media Inc. from December 2007 to December 2011. Mr. Decker received a bachelor of science degree in accounting from Fairleigh Dickinson University in New Jersey.

James Ding has served as our independent director since our initial public offering in August 2005. Mr. Ding has served as a co-chairman of the board of directors of AsiaInfo-Linkage Inc., a NASDAQ-listed company, since AsiaInfo Holdings, Inc., or AsiaInfo, merged with Linkage Technologies International Holdings Limited in July 2010. Prior to that, Mr. Ding served as the chairman of the board of AsiaInfo between April 2003 and July 2010, and a member of the board since AsiaInfo’s inception in 1993. Mr. Ding served as the chief executive officer and president of AsiaInfo from 1999 to 2003 and as senior vice president and chief technology officer of AsiaInfo from 1993 to 1999. Mr. Ding is currently a general partner and managing director of GSR Ventures, an early stage venture fund focusing on technology, media and telecom investment in China. Mr. Ding also serves as a director of NetQin Mobile Inc., a leading NYSE-listed SaaS provider of consumer-centric mobile Internet services focusing on security and productivity. Mr. Ding received a master’s degree in information science from the University of California, Los Angeles and a bachelor’s degree in chemistry from Peking University in China.

Nobuyuki Idei has served as our independent director since June 2007. Being an experienced director, Mr. Idei currently also serves as chairman of the Advisory Board of Sony Corporation, director of Accenture, director of FreeBit Co, Ltd., director of Lenovo Group and chairman of the National Conference on Fostering Beautiful Forests in Japan. Mr. Idei is founder and chief executive officer of Quantum Leaps Corporation, a specialist consultancy that advises private and public institutions on the changing role of technology in the 21st century. From 2000 to 2005, Mr. Idei was chairman and chief executive officer of Sony Corporation. Prior to that, Mr. Idei held a range of leadership positions at Sony including general manager of the audio division, senior general manager of the home video group, and president and representative director. Mr. Idei has also served in a number of other advisory positions including as counselor to the Bank of Japan, member of Japan’s national IT Strategy Council, and as vice chairman of Nippon Keidanren. Mr. Idei received a bachelor of science degree in economics and politics from Waseda University in Tokyo.

Greg Penner has served as our director since July 2004. Mr. Penner is a general partner at Madrone Capital Partners, an investment management firm based in Menlo Park, California. From 2002 to 2004, Mr. Penner was the senior vice president and chief financial officer of Wal-Mart Japan. From 2000 to 2002, Mr. Penner was senior vice president of finance and strategy for Walmart.com. From 1997 to 2000, Mr. Penner was a general partner at Peninsula Capital, an early stage venture capital fund. Previously, Mr. Penner worked in strategic planning at Wal-Mart Stores, Inc. and corporate finance at Goldman, Sachs & Co. Mr. Penner also serves as a director of Wal-Mart Stores, Inc., Hyatt Hotels Corporation and 99Bill Corporation. He is also a director of The Charter Growth Fund and sits on the board of Teach for America. Mr. Penner received a bachelor’s degree in international economics from the School of Foreign Service at Georgetown University and an M.B.A. degree from the Stanford Graduate School of Business.

B. Compensation

In 2011, we paid an aggregate of approximately RMB9.7 million (US$1.5 million) in cash compensation and granted options to purchase an aggregate of 6,064 Class A ordinary shares and 1,188 restricted Class A ordinary shares to our executive officers as a group. We also paid an aggregate of approximately RMB0.9 million (US$0.1 million) in cash compensation to our non-executive directors as a group. We did not grant any options or restricted Class A ordinary shares to our non-executive directors in 2011. Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Our board of directors and shareholders approved the issuance of up to 5,040,000 ordinary shares upon exercise of awards granted under our 2000 option plan. Our 2000 option plan terminated in January 2010 upon the expiration of its ten-year term. As of December 31, 2011, an aggregate of 41,358 Class A ordinary shares were issuable upon exercise of outstanding awards granted under our 2000 option plan. At the annual general meeting held on December 16, 2008, our shareholders approved a new 2008 share incentive plan, which has reserved an additional 3,428,777 Class A ordinary shares for awards to be granted pursuant to its terms. As of December 31, 2011, options to purchase an aggregate of 31,218 Class A ordinary shares and an aggregate of 69,288 restricted shares of Class A ordinary shares had been granted under the 2008 share incentive plan.

The following table summarizes, as of December 31, 2011, the outstanding options and restricted shares that we granted to our current directors and executive officers and to other individuals as a group under our 2000 option plan and 2008 share incentive plan.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Grant Date	Expiration Date
Robin Yanhong Li	20,000		133.86	February 11, 2009	February 11, 2014
	4,247		1,058.90	January 25, 2011	January 24, 2016
	59	(1)	—	January 27, 2010	N/A
	832	(1)	—	January 25, 2011	N/A
Jennifer Li	*		133.86	February 11, 2009	February 11, 2014
	*		424.36	January 27, 2010	January 26, 2015
	*		1,058.90	January 25, 2011	January 24, 2016
	*	(1)	—	January 27, 2010	N/A
	*	(1)	—	January 25, 2011	N/A
William I. Chang	*		1,058.90	January 25, 2011	January 24, 2016
	*	(1)	—	January 25, 2011	N/A
William Decker	*	(1)	—	January 27, 2010	N/A
James Ding		(1)	—	January 27, 2010	N/A
Nobuyuki Idei	*		183.23	January 10, 2008	July 25, 2012
	*	(1)	—	January 27, 2010	N/A
Greg Penner	*	(1)	—	January 27, 2010	N/A
Other individuals as a group	79,637		—	—	—

*	The options and restricted shares in aggregate held by each of these directors and officers represent less than 1% of our total outstanding shares.
(1)	Restricted shares.

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

Plan Administration. Our board of directors, or a committee designated by our board of directors, administers our 2000 option plan. In each case, our board of directors or the committee, will determine the provisions and terms and conditions of each award. These include, among other things, the option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment upon settlement of an award, payment contingencies and satisfaction of any performance criteria.

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

Amendment and Termination. Our board of directors may at any time amend, suspend or terminate our 2000 option plan. Amendments to our 2000 option plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our 2000 option plan must not adversely affect awards already granted without written consent of the recipient of such awards. Our 2000 option plan had a term of ten years from the date of adoption and expired in January 2010.

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

Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate (i) upon occurrence of a change-of-control corporate transaction where any person acquires at least 50% of the total combined voting power of our outstanding securities or the incumbent board members no longer constitute at least 50% of our board, or (ii) upon occurrence of any other change-of-control corporate transaction in which the successor entity does not assume our outstanding awards under our 2008 share incentive plan, provided that the plan participant remains an employee, consultant or member of our board of directors on the effective date of the corporate transaction. In such event, each outstanding award will become fully exercisable and all forfeiture restrictions on such award will lapse immediately prior to the specified effective date of the corporate transaction.

If the successor entity assumes our outstanding awards and later terminates the grantee’s employment or service without cause within 12 months of the corporate transaction, or if the grantee resigns voluntarily with good reason, the outstanding awards automatically will become fully vested and exercisable. The compensation committee may also, in its sole discretion, upon or in anticipation of a corporate transaction, accelerate awards, purchase the awards from the plan participants, replace the awards, or provide for the payment of the awards in cash.

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

Vesting Schedule. The compensation committee determines, and the award agreement specifies, the vesting schedule of options and other awards granted. The compensation committee determines the time or times at which an option may be exercised in whole or in part, including exercise prior to vesting, and also determines any conditions that must be satisfied before all or part of an option may be exercised. At the time of grant for restricted share units, the compensation committee specifies the date on which the restricted share units become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate.

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

Audit Committee

Our audit committee consists of William Decker, James Ding and Greg Penner, all of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that Mr. Decker is an audit committee financial expert as defined in the instructions to Item 16A of the Form 20-F. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2011, our audit committee held meetings or passed resolutions by unanimous written consent six times.

Compensation Committee

Our compensation committee consists of James Ding and Greg Penner, both of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules. The compensation committee assists the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting while his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2011, our compensation committee passed resolutions by unanimous written consent five times.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of James Ding and Greg Penner, both of whom satisfy the “independence” requirements of Rule 5605(a) (2) of the NASDAQ Stock Market Rules. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2011, our corporate governance and nominating committee passed resolutions by unanimous written consent once.

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

D. Employees

We had 7,353, 10,887 and 16,082 employees as of December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, we had 841 employees in management and administration, 6,392 employees in research and development, 1,256 employees in operation and service, and 7,593 employees in sales and marketing. As of December 31, 2011, we had 10,829 employees in Beijing, 5,226 employees outside of Beijing but within China, and 27 employees outside of China. We also hire temporary employees and contractors from time to time. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to manage our expanding operations effectively.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2011 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Shares Beneficially Owned
Directors and Executive Officers:	Number(1)	%(2)
Robin Yanhong Li(3)	5,580,928	16.0%
Jennifer Li(4)	*	*
William I. Chang(5)	*	*
William Decker(6)	*	*
James Ding(7)	*	*
Nobuyuki Idei(8)	*	*
Greg Penner(9)	*	*
All Directors and Executive Officers as a Group(10)	5,908,278	16.9%
Principal Shareholders:
Handsome Reward Limited(11)	5,490,000	15.7%
Baillie Gifford & Co (Scottish partnership)(12)	2,618,149	7.5%
T. Rowe Price Associates, Inc. (13)	2,423,182	6.9%

*	Less than 1% of our total outstanding Class A ordinary shares and Class B ordinary shares.
(1)	The number of shares beneficially owned by each named director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested or will vest within 60 days after December 31, 2011, and restricted shares held by such person that will vest within 60 days after December 31, 2011. The options and restricted shares were granted under our 2000 option plan or 2008 share incentive plan.
(2)	Percentage of beneficial ownership of each named director and executive officer is based on 34,914,117 ordinary shares (consisting of 27,111,117 Class A ordinary shares and 7,803,000 Class B ordinary shares) of our company outstanding as of December 31, 2011, the number of ordinary shares underlying options that have vested or will vest within 60 days after December 31, 2011, and the number of restricted shares that will vest within 60 days after December 31, 2011, each as held by such person as of that date.
(3)	Includes (i) 37,665 Class A Ordinary Shares directly held by Mr. Li on record; (ii) 35,249 Class A Ordinary Shares in the form of ADSs held in the brokerage account of the administrator of the issuer’s employee stock option program; (iii) 1,353 restricted Class A Ordinary Shares that have vested as of December 31, 2011; (iv) 16,151 Class A Ordinary Shares issuable upon exercise of options within 60 days after the date of December 31, 2011; (v) 510 Class A Ordinary Shares issuable upon vesting of restricted shares within 60 days after the date of December 31, 2011 and (vi) 5,490,000 Class B Ordinary Shares held by Handsome Reward Limited, a British Virgin Islands company wholly owned and controlled by Mr. Li, and excludes 1,676,667 Class B Ordinary Shares held by Melissa Ma, Mr. Li’s wife, of which Mr. Li disclaims beneficial ownership. The business address of Mr. Li is c/o Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.
(4)	The business address of Ms. Li is c/o Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.
(5)	The business address of Mr. Chang is c/o Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.
(6)	The address of Mr. Decker is 24 Nordic Way, Saranac Lake, NY, 12983, U.S.A.
(7)	The business address of Mr. Ding is 4/F, Zhongdian Information Tower No. 6 Zhongguancun South Street, Haidian District, Beijing 100086, PRC.
(8)	The business address of Mr. Idei’s address is Tokyo Ginko Kyoukai Building 16F,1-3-1, Marunouchi, Chiyoda-ku, Tokyo, 100-0005, Japan.
(9)	The business address of Mr. Penner is 3000 Sand Hill Road, Building 1, Suite 150, Menlo Park, California 94025, U.S.A.
(10)	Includes ordinary shares, ordinary shares issuable upon exercise of options and restricted shares, held by all of our directors and executive officers as a group.
(11)	Represents 5,490,000 Class B ordinary shares held by Handsome Reward Limited, a British Virgin Island company wholly owned and controlled by Mr. Robin Yanhong Li. The business address of Handsome Reward Limited is c/o Robin Yanhong Li, Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.
(12)	Represents 2,618,149 Class A ordinary shares in the form of ADSs held by Baillie Gifford & Co (Scottish partnership), as reported on Schedule 13G filed by Baillie Gifford & Co (Scottish partnership) on January 17, 2012. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of December 31, 2011. The address of Baillie Gifford & Co (Scottish partnership) is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.
(13)	Represents 2,423,182 Class A ordinary shares in the form of ADSs held by T. Rowe Price Associates, Inc., as reported on Schedule 13G filed by T. Rowe Price Associates, Inc. on February 14, 2012. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of December 31, 2011. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202, U.S.A.

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

As of December 31, 2011, 34,914,117 of our ordinary shares were issued and outstanding. To our knowledge, approximately 78.8% of our total outstanding ordinary shares were held by six record shareholders in the United States, including approximately 77.5% held by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

See “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities and the Nominee Shareholders.”

Our subsidiaries, consolidated affiliated entities, and the subsidiaries of the consolidated affiliated entities have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation.

As of December 31, 2009, 2010 and 2011, we had nil, RMB98.7 million and RMB249.7 million (US$39.7 million) due from related parties. The amounts due from related parties primarily represent amounts in connection with advertising services provided and borrowings provided by us to our equity investees. The amounts due from our equity investees are unsecured and repayable on contract terms, which arose in the ordinary course of business. The amounts outstanding as of December 31, 2011 and March 29, 2012 were RMB249.7 million (US$39.7 million) and RMB288.6 million (US$45.8 million), respectively.

As of December 31, 2009, 2010 and 2011, we had nil, RMB95.7 million and RMB148.9 million (US$23.7 million) due to related parties. The amounts due to related parties represent unsecured and interest free loans provided by our equity investees, which arose in the ordinary course of business. The amounts outstanding as of December 31, 2011 and March 29, 2012 were RMB148.9 million (US$23.7 million) and RMB196.3 million (US$31.2 million), respectively.

Share Options and Restricted Shares Grants

Please refer to “Item 6.B. Directors, Senior Management and Employees—Compensation.”

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we have been involved in litigation or other disputes regarding, among other things, copyright and trademark infringement, defamation, unfair competition and labor disputes. Our search results provide links to materials, and our Baidu Wenku, Baidu Post Bar, Baidu Knows, Baidu Space and other Baidu communities may contain materials, in which others may allege to own copyrights, trademarks or image rights or which others may claim to be defamatory or objectionable. We have received notice letters from third parties asserting copyright infringement, unfair competition, defamation, breach of contract and labor-related claims against us.

In March 2008, we received complaints filed by three record companies against us, alleging, among other things, that we have aided illegal online copying of music by providing links to pirated music. In January 2010, the First Intermediate People’s Court of Beijing, in separately issued rulings, dismissed the complaints filed by the three record companies. Applying the Protection of the Right of Communication through Information Network, which was promulgated by the PRC State Council and became effective on July 1, 2006, the court held that the record companies’ claims lacked factual and legal basis. The plaintiffs have filed appeals with the High People’s Court of Beijing. In July 2011, in connection with our entry into a landmark agreement for the distribution of digital music with One-Stop China (OSC), a joint venture established by the three record companies, we also entered into a settlement agreement with them, which was endorsed by the Beijing High People’s Court and ended the outstanding litigation between the three record companies and us.

In December 2009, the Haidian District People’s Court in Beijing issued a ruling against us in a lawsuit filed by the Music Copyright Society of China. In the ruling, the court held that our display of certain song lyrics in response to users’ search requests constituted infringement of the plaintiff’s rights of communication through information network, and ordered us to pay for the plaintiff’s damages and litigation related expenses. We appealed the court’s ruling with the First Intermediate People’s Court of Beijing. On July 19, 2010, the First Intermediate People’s Court of Beijing ruled in the plaintiff’s favor, and upheld the award for the plaintiff. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may face intellectual property infringement claims and other related claims that could be time-consuming and costly to defend and may result in an adverse impact over our operations.”

In January 2009, we received a complaint filed by a medical company alleging that we had violated the new PRC Anti-Monopoly Law by abusing our dominant market position to screen out the website of the medical company. In December 2009, the First Intermediate People’s Court of Beijing issued a ruling dismissing all the claims made by the plaintiff. In the ruling, the court held, among other things, that the plaintiff’s allegation that we have abused dominant market position as defined in the Anti-Monopoly Law lacks factual and legal support. The plaintiff filed an appeal with the High People’s Court of Beijing. On July 9, 2010, the High People’s Court of Beijing upheld the First Intermediate People’s Court of Beijing’s ruling in our favor. The plaintiff has not filed any further appeals. Because the Anti-Monopoly Law is still new, and there have been very few court rulings and no judicial or administrative interpretations on certain key concepts used in the law, there is no assurance that a court would reach the same conclusion in a similar case against us in the future.

In September 2011, three Chinese writers filed 16 complaints against us before the Haidian District People’s Court in Beijing, alleging that our Baidu Wenku had infringed their copyrights to certain literary works. In December 2011, the plaintiffs withdrew their complaints. However, in January 2012, the writers re-filed their complaints for the same claims with the Haidian District People’s Court in Beijing, seeking compensation in an aggregate amount of RMB1.9 million (US$0.3 million). The cases are currently pending before the Haidian District People’s Court in Beijing.

As of December 31, 2011, we were involved in 84 cases pending in various PRC courts. The aggregate amount of compensation sought under these cases is approximately RMB17.3 million (US$2.8 million).

For many of these legal proceedings, we are currently unable to estimate the reasonably possible loss or a range of reasonably possible loss as the proceedings are in the early stages, or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such proceedings, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible loss cannot be made. With respect to the limited number of proceedings for which we are able to estimate the reasonably possible loss or the range of reasonably possible loss, such estimates are immaterial. However, we believe that such proceedings, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material and adverse effect on our results of operations, financial position and cash flows.

Dividend Policy

Baidu, Inc, our holding company in the Cayman Islands, has never declared or paid any dividends on our ordinary shares, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A. Offering and Listing Details

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

The following table provides the high and low trading prices for our ADSs on NASDAQ for (1) the years 2007, 2008, 2009, 2010 and 2011, (2) each of the four quarters of 2010 and 2011, and (3) each of the past six full months. For ease of comparison, the ADS prices before May 12, 2010 have been retroactively adjusted to reflect the ADS to Class A ordinary share ratio change that took effect on May 12, 2010.

	Trading Price
	High	Low
Annual Highs and Lows
2007	42.92	9.28
2008	39.77	10.05
2009	44.33	10.50
2010	115.04	38.47
2011	165.96	97.58
Quarterly Highs and Lows
First Quarter 2010	62.85	38.47
Second Quarter 2010	82.29	59.68
Third Quarter 2010	107.19	65.90
Fourth Quarter 2010	115.04	94.33
First Quarter 2011	138.53	97.58
Second Quarter 2011	156.04	114.14
Third Quarter 2011	165.96	100.95
Fourth Quarter 2011	147.68	102.00
Monthly Highs and Lows
September 2011	150.46	100.95
October 2011	147.68	102.00
November 2011	144.94	118.00
December 2011	137.21	110.69
January 2012	132.25	117.17
February 2012	142.49	126.06
March 2012 (through March 28, 2012)	154.15	131.40

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs have been listed on NASDAQ since August 5, 2005 under the symbol “BIDU.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our third amended and restated memorandum and articles of association, as well as the Companies Law (2011 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2011 Revision), as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6.C. Board Practices—Board of Directors.”

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

Inspection of Books and Records. No holders of our ordinary shares who is not a director shall have any right of inspecting any of our accounts, books or documents except as conferred by the Companies Law or authorized by the directors or by us in general meeting. However, we will make this annual report, which contains our audited financial statements, available to shareholders and ADS holders. See “Item 10.H. Additional Information—Documents on Display.”

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	regulated investment companies;

•	certain expatriates or former long-term residents of the United States;

•	governments or agencies or instrumentalities thereof;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares;

•	estates and trusts;

•	persons holding ADSs or ordinary shares through partnerships (including certain entities treated as partnerships for U.S. federal income tax purposes) or other pass-through entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration.

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

Passive Foreign Investment Company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2011, we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes. However, our PFIC status for the current taxable year ending December 31, 2012 will not be determinable until its close, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file IRS Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1, as amended and prospectus under the Securities Act of 1933, with respect to our ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31, for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to excess cash invested in short-term instruments with original maturities of less than a year. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage our interest risk exposure.

We had RMB10.1 billion (US$1.6 billion) short-term investments as of December 31, 2011, with a weighted average duration of approximately 0.32 years. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of approximately RMB31.2 million (US$5.0 million) in the fair value of these short-term investments at December 31, 2011.

Foreign Exchange Risk

Most of our revenues and costs are denominated in RMB, while a fraction of our cash and cash equivalents and short-term financial assets are denominated in U.S. dollars and held by the Cayman holding company. Our exposure to foreign exchange risk primarily relates to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against the U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material and adverse effect on your investment.” In addition, we commenced operation in Japan in late 2007. To the extent we need to make capital injections into our Japan operation by converting U.S. dollars into Japanese Yen, we will be exposed to the fluctuations in the exchange rate between the U.S. dollar and the Japanese Yen. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments.

The RMB appreciated by 4.6% against the U.S. dollar in 2011. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in a decrease of RMB68.5 million (US$10.9 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2011.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

Persons depositing or withdrawing shares must pay:	For:

US$5.00 (or less) per 1,000 ADSs (or portion of 1,000 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Persons depositing or withdrawing shares must pay:	For:

US$0.02 (or less) per ADS	• Any cash distribution to registered ADS holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to registered ADS holders

US$0.02 (or less) per ADS per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In February 2012, we received US$3.9 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2011, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Qunar Cayman Islands Limited, which is included in the 2011 consolidated financial statements of Baidu, Inc. and constituted RMB332.6 million (US$52.8 million) and RMB121.7 million (US$19.3 million) of total and net assets, respectively, as of December 31, 2011 and RMB147.1 million (US$23.4 million) and RMB2.6 million (US$0.4 million) of revenues and net income, respectively. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

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

	2010		2011
Audit fees(1)	US$	1,082,121	US$	1,241,361
Audit-related fees		—		—
Tax fees(2)	US$	9,848	US$	10,327
All other fees		—		—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements. In 2010 and 2011, the audit refers to integrated audit, including financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning. In 2010 and 2011, the tax fees refer to fees paid to our principal auditors to review the compliance of our tax documentation.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2011. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item  18.

Item 18. Financial Statements

The consolidated financial statements of Baidu, Inc., its subsidiaries and its consolidated affiliated entities are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 99.2 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 1 of the prospectus filed with the Securities and Exchange Commission on January 5, 2009 pursuant to Rule 424(b)(3) under the Securities Act)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of Amendment No. 5 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on August 2, 2005)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.1	Second Amended and Restated Shareholders Agreement, dated June 9, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.2	2000 Option Plan (amended and restated effective December 16, 2008) (incorporated by reference to Exhibit 99.3 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

4.3	2008 Share Incentive Plan (incorporated by reference to Exhibit 99.4 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

4.4	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.5	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.6*	Translation of Exclusive Technology Consulting and Services Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom and the supplementary agreement dated April 22, 2010

4.7	Translation of Business Cooperation Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.3 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

Exhibit Number	Description of Document
4.8	Translation of Operating Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.9	Translation of Software License Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.5 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.10	Translation of Trademark License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated January 18, 2005 (incorporated by reference to Exhibit 99.6 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.11	Translation of Domain Name License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 99.7 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.12	Translation of Web Layout Copyright License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 99.8 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.13	Translation of Proxy Agreement dated August 9, 2004 among Baidu Online, Baidu Netcom, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.9 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.14	Translation of Equity Pledge Agreement dated March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.10 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.15	Translation of Exclusive Equity Purchase Option Agreement dated March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.11 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.16*	Translation of Loan Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.12 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005) and the Supplementary Agreement among Baidu Online, Baidu Netcom, Robin Yanhong Li, Eric Yong Xu and Haoyu Shen dated January 11, 2011

4.17	Translation of Form of Irrevocable Powers of Attorney issued by the shareholders of Baidu Netcom (incorporated by reference to Exhibit 99.13 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.18	Translation of the form of Technology Consulting and Services Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.19	Translation of the form of Operating Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.20	Translation of the form of Web Layout Copyright License Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

Exhibit Number	Description of Document
4.21	Translation of the form of Proxy Agreement among Baidu Online, a consolidated affiliated PRC entity and the shareholders of the consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.22 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.22	Translation of the form of Equity Pledge Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.23	Translation of the form of Exclusive Equity Purchase Option Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.24	Translation of the form of Loan Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.25*	Translation of the Supplementary Agreement to Exclusive Technology Consulting and Services Agreement dated June 23, 2006 between Baidu Online and Beijing Perusal, dated as of April 22, 2010

4.26	Translation of the Operating Agreement dated June 23, 2006 between Baidu Online, Beijing Perusal, Jiping Liu and Yazhu Zhang and the supplementary agreement dated April 22, 2010 (incorporated by reference to Exhibit 4.26 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.27	Translation of the Webpage Layout Copyright License Agreement dated June 23, 2006 between Baidu Online and Beijing Perusal (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.28	Translation of the Proxy Agreement dated June 23, 2006 among Jiping Liu, Yazhu Zhang and Baidu Online (incorporated by reference to Exhibit 4.28 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.29 *	Translation of the Amended and Restated Equity Pledge Agreements between Baidu Online and Yazhu Zhang, and between Baidu Online and Jiping Liu, both dated January 16, 2012

4.30 *	Translation of the Amended and Restated Equity Purchase Option Agreements between Baidu Online, Jiping Liu and Beijing Perusal, and between Baidu Online, Yazhu Zhang and Beijing Perusal, both dated January 16, 2012

4.31	Translation of Irrevocable Powers of Attorney issued by Jiping Liu and Yazhu Zhang, the shareholders of Beijing Perusal, both dated June 23, 2006 (incorporated by reference to Exhibit 4.31 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.32 *	Translation of the Amended and Restated Loan Agreements between Baidu Online and Jiping Liu and between Baidu Online and Yazhu Zhang, both dated January 16, 2012

4.33	Translation of the Technology Consulting and Services Agreement dated February 28, 2008 between Baidu Online and BaiduPay and the supplementary agreement dated April 22, 2010 (incorporated by reference to Exhibit 4.33 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.34	Translation of the Operating Agreement dated February 28, 2008 between Baidu Online, BaiduPay, Jun Yu and Beijing Netcom and the supplementary agreement dated April 22, 2010 (incorporated by reference to Exhibit 4.34 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

Exhibit Number	Description of Document
4.35	Translation of the Webpage Layout Copyright License Agreement dated February 28, 2008 between Baidu Online and BaiduPay (incorporated by reference to Exhibit 4.35 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.36	Translation of the Proxy Agreement between Hu Cai and Baidu Online, dated March 5, 2010 (incorporated by reference to Exhibit 4.36 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.37	Translation of the Equity Pledge Agreement between Baidu Online and Hu Cai, dated March 5, 2010 (incorporated by reference to Exhibit 4.37 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.38	Translation of the Exclusive Equity Purchase Option Agreement between Baidu Online, Hu Cai and BaiduPay, dated March 5, 2010 (incorporated by reference to Exhibit 4.38 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.39	Translation of Irrevocable Powers of Attorney issued by Hu Cai, the individual shareholder of BaiduPay, dated March 5, 2010 (incorporated by reference to Exhibit 4.39 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.40	Translation of the Loan Agreement between Baidu Online and Hu Cai, dated March 5, 2010 (incorporated by reference to Exhibit 4.40 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.41	Translation of the Technology Consulting and Services Agreement dated December 28, 2010 between Baidu HR and Baidu Online (incorporated by reference to Exhibit 4.41 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.42	Translation of the Operating Agreement dated December 28, 2010 between Baidu HR, Baidu Online and Robin Yanhong Li (incorporated by reference to Exhibit 4.42 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.43	Translation of the Proxy Agreement between Robin Yanhong Li and Baidu Online, dated December 28, 2010 (incorporated by reference to Exhibit 4.43 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.44	Translation of the Equity Pledge Agreement between Robin Yanhong Li and Baidu Online, dated December 28, 2010 (incorporated by reference to Exhibit 4.44 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.45	Translation of the Exclusive Equity Purchase Option Agreement between Baidu HR, Baidu Online and Robin Yanhong Li, dated December 28, 2010 (incorporated by reference to Exhibit 4.45 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.46	Translation of the Loan Agreement between Baidu Online and Robin Yanhong Li, dated December 28, 2010 (incorporated by reference to Exhibit 4.46 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.47	Translation of the Trademark Transfer Agreement between Baidu Online and Baidu Netcom, dated March 1, 2010 (incorporated by reference to Exhibit 4.47 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.48	Translation of the supplementary agreements, dated March 11, 2010 and April 22, 2010 to the Software License Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 4.48 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

Exhibit Number	Description of Document
4.49	Translation of the supplementary agreements, dated March 1, 2010 and April 22, 2010 to the Trademark License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated January 18, 2005 (incorporated by reference to Exhibit 4.49 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.50	Translation of the supplementary agreement dated March 1, 2010 to the Web Layout Copyright License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 4.50 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.51	Translation of the supplementary agreement dated April 22, 2010 to the Operating Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 4.51 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.52	Translation of the supplementary agreement dated March 1, 2010 to the Domain Name License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 4.52 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.53	Translations of the supplementary agreement dated April 22, 2010 to the Exclusive Equity Purchase Option Agreement dated March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 4.53 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.54	Translation of the Baidu Pay-for-Performance Distributors Management Agreement between Baidu Online and Baidu Netcom, dated December 22, 2010 (incorporated by reference to Exhibit 4.54 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.55 *	Translation of the supplementary agreement by and among Baidu Online, Beijing Perusal, Jiping Liu and Yazhu Zhang dated September 6, 2011

4.56 *	Translation of the supplementary agreement to the Exclusive Technology Consulting and Services Agreement between Baidu HR and Baidu Online dated September 6, 2011

4.57 *	Translation of the supplementary agreement to the Operating Agreement by and among Baidu Online, Robin Yanhong Li, Badu HR and Baidu Netcom dated September 6, 2011

4.58 *	Translation of the Termination Agreement to the Proxy Agreement between Robin Yanhong Li and Baidu Online dated September 6, 2011

4.59 *	Translation of the Proxy Agreement among Baidu Netcom, Baidu Online and Baidu HR dated September 6, 2011

4.60 *	Translation of the supplementary agreement to the Equity Pledge Agreement by and among Robin Yanhong Li, Baidu Netcom and Baidu Online dated September 6, 2011

4.61 *	Translation of the supplementary agreement to the Equity Pledge Agreement between Baidu Netcom and Baidu Online dated September 6, 2011

4.62 *	Translation of the supplementary agreement to the Exclusive Equity Purchase Option Agreement by and among Baidu Online, Robin Yanhong Li, Baidu HR and Baidu Netcom dated September 6, 2011

Exhibit Number	Description of Document
4.63 *	Translation of Loan Agreement dated February 10, 2006 between Baidu Online and Robin Yanhong Li

4.64 *	Translation of Loan Agreement dated March 6, 2008 between Baidu Online and Robin Yanhong Li

4.65 *	Translation of the supplementary agreement to the Loan Agreement by and among Robin Yanhong Li, Baidu Netcom and Baidu Online dated September 6, 2011

4.66 *	Translation of the supplementary agreement by and among Baidu Online, Baidu HR and Baidu Netcom dated September 6, 2011

4.67 *	Translation of the supplementary agreement to the Trademark License Agreement between Baidu Online and Baidu Netcom dated January 30, 2011

4.68 *	Translation of the supplementary agreement to the Software License Agreement between Baidu Online and Baidu Netcom dated January 30, 2011

4.69 *	Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and Baidu Netcom dated January 30, 2011

4.70 *	Translation of the supplementary agreement to the Business Cooperation Agreement between Baidu Online and Baidu Netcom dated January 30, 2011

4.71 *	Translation of the supplementary agreement to the Domain Name License Agreement between Baidu Online and Baidu Netcom dated January 30, 2011

4.72 *	Translation of the Supplementary Agreement to the Amended and Restated Loan Agreement by and among Baidu Online, Robin Yanhong Li, Haoyu Shen and Zhan Wang dated August 26, 2011

4.73 *	Translation of the Supplementary Agreement to the Amended and Restated Equity Pledge Agreement by and among Baidu Online, Robin Yanhong Li, Haoyu Shen and Zhan Wang dated August 26, 2011

4.74 *	Translation of the Equity Pledge Agreement between Baidu Online and Robin Yanhong Li dated December 1, 2011

4.75 *	Translation of the Supplementary Agreement by and among Baidu Online, Baidu Netcom, Robin Yanhong Li and Zhan Wang dated September 6, 2011

4.76*	Translation of the Supplementary Agreement to the Amended and Restated Equity Purchase Option Agreement and its Supplementary Agreement among Baidu Online, Robin Yanhong Li, Haoyu Shen, Baidu Netcom and Zhan Wang dated August 26, 2011

4.77*	Translation of the Supplementary Agreement to the Operating Agreement and its Supplementary Agreement among Baidu Online, Baidu Netcom, Robin Yanhong Li, Haoyu Shen and Zhan Wang dated August 26, 2011

4.78*	Translation of the Proxy Agreement among Robin Yanhong Li, Zhan Wang and Baidu Online dated August 26, 2011

4.79*	Translation of Supplementary Agreement among Baidu Online, BaiduPay, Baidu Netcom and Hu Cai dated September 6, 2011

4.80*	Translation of the Supplementary Agreement to Exclusive Technology Consulting and Services Agreement between Baidu Online and BaiduPay dated September 6, 2011

4.81 *	Ordinary Shares Purchase Agreement between Qunar Cayman Islands Limited and Baidu Holdings Limited dated June 24, 2011.

Exhibit Number	Description of Document
4.82 *	Credit Facility Agreement by and among Baidu, Inc., Goldman Sachs (Asia) L.L.C. and The Bank of New York Mellon, Hong Kong Branch dated July 14, 2011

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.14 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Ernst & Young Hua Ming

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith
***	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baidu, Inc.

By:	/s/ Robin Yanhong Li
Name: Robin Yanhong Li
Title: Chairman and Chief Executive Officer

Date: March 29, 2012

BAIDU, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Baidu, Inc.

We have audited the accompanying consolidated balance sheets of Baidu, Inc. (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baidu, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Baidu, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, The People’s Republic of China
March 29, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Baidu, Inc.

We have audited Baidu, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Baidu, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Qunar Cayman Islands Limited, which is included in the 2011 consolidated financial statements of Baidu, Inc. and constituted RMB332.57 million and RMB121.68 million of total and net assets, respectively, as of December 31, 2011 and RMB147.08 million and RMB2.64 million of revenues and net income, respectively. Our audit of internal control over financial reporting of Baidu, Inc. also did not include an evaluation of the internal control over financial reporting of Qunar Cayman Islands Limited.

In our opinion, Baidu, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Baidu, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011 of Baidu, Inc., and our report dated March 29, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, The People’s Republic of China

March 29, 2012

BAIDU, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		December 31,
	Notes	2010	2011	2011
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2	7,781,976	4,127,482	655,791
Restricted cash	2	38,278	483,387	76,803
Short-term investments	4	376,492	10,051,578	1,597,035
Accounts receivable, net of allowance of RMB2,223 for 2010 and RMB5,806 (US$922) for 2011	5	296,900	599,558	95,260
Due from related parties	18	98,660	149,728	23,790
Deferred tax assets, net	11	86,487	121,411	19,290
Other assets, current	6	103,654	315,012	50,050

Total current assets		8,782,447	15,848,156	2,518,019

Non-current assets:
Fixed assets, net	7	1,622,412	2,744,241	436,016
Intangible assets, net	8	115,798	928,511	147,525
Goodwill	8	63,686	2,419,542	384,427
Long-term investments, net	4	287,968	734,360	116,678
Due from related parties	18	—	100,000	15,888
Deferred tax assets, net	11	30,843	52,125	8,282
Other assets, non-current		145,285	513,606	81,604

Total non-current assets		2,265,992	7,492,385	1,190,420

Total assets		11,048,439	23,340,541	3,708,439

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	10	—	125,878	20,000
Accounts payable and accrued liabilities	9	1,317,771	2,545,445	404,430
Customer advances and deposits		1,029,344	1,573,967	250,078
Deferred revenue		109,032	62,705	9,963
Deferred income		—	34,779	5,526
Due to related parties	18	95,700	—	—
Long-term loans, current portion	10	—	46,000	7,309
Capital lease obligation		—	17,773	2,824

Total current liabilities		2,551,847	4,406,547	700,130

Non-current liabilities:
Deferred income		5,000	19,942	3,168
Long-term loans	10	86,000	2,277,925	361,926
Due to related parties	18	—	148,873	23,654
Deferred tax liabilities	11	—	131,629	20,914
Capital lease obligation		—	30,112	4,784

Total non-current liabilities		91,000	2,608,481	414,446

Total liabilities		2,642,847	7,015,028	1,114,576

Commitments and contingencies	13
Redeemable noncontrolling interests	14	—	935,978	148,712
Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,045,340 shares and 27,111,117 shares issued and outstanding as at December 31, 2010 and 2011	15	12	12	2
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,804,332 shares and 7,803,000 shares issued and outstanding as at December 31, 2010 and 2011	15	3	3	—
Additional paid-in capital		1,557,258	1,771,770	281,505
Retained earnings	15	6,965,697	13,604,334	2,161,511
Accumulated other comprehensive loss		(117,378)	(84,403)	(13,410)

Total Baidu, Inc. shareholders’ equity		8,405,592	15,291,716	2,429,608
Noncontrolling interests		—	97,819	15,543

Total equity		8,405,592	15,389,535	2,445,151

Total liabilities and equity		11,048,439	23,340,541	3,708,439

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the Years Ended December 31,
	Notes	2009	2010	2011	2011
		RMB	RMB	RMB	US$
Revenues:
Online marketing services		4,445,310	7,912,869	14,489,767	2,302,192
Other services		2,466	2,205	11,019	1,751

Total revenues		4,447,776	7,915,074	14,500,786	2,303,943

Operating costs and expenses:
Cost of revenues		(1,616,236)	(2,149,288)	(3,896,883)	(619,153)
Selling, general and administrative		(803,988)	(1,088,980)	(1,692,810)	(268,961)
Research and development		(422,615)	(718,038)	(1,334,434)	(212,020)

Total operating costs and expenses		(2,842,839)	(3,956,306)	(6,924,127)	(1,100,134)

Operating profit		1,604,937	3,958,768	7,576,659	1,203,809

Other income:
Interest income, net		32,661	67,121	335,650	53,329
Foreign exchange (loss) gain, net		(42)	6	(1,959)	(311)
Loss from equity method investments		(229)	(8,965)	(179,408)	(28,505)
Other income, net		45,794	44,233	78,237	12,431

Total other income		78,184	102,395	232,520	36,944

Income before income taxes		1,683,121	4,061,163	7,809,179	1,240,753

Income taxes	11	(198,017)	(535,995)	(1,188,861)	(188,891)

Net income		1,485,104	3,525,168	6,620,318	1,051,862

Net loss attributable to noncontrolling interests		—	—	(18,319)	(2,911)

Net income attributable to Baidu, Inc.		1,485,104	3,525,168	6,638,637	1,054,773

Earnings per share for Class A and Class B ordinary shares:	16
Net income attributable to Baidu, Inc. -Basic		42.96	101.28	190.27	30.23
Net income attributable to Baidu, Inc. -Diluted		42.70	100.96	189.88	30.17
Earnings per ADS (1 Class A ordinary share equals 10 ADSs):	16
Net income attributable to Baidu, Inc. -Basic		4.30	10.13	19.03	3.02
Net income attributable to Baidu, Inc. -Diluted		4.27	10.10	18.99	3.02
Weighted average number of Class A and Class B ordinary shares outstanding
Basic		34,570,790	34,805,362	34,890,050	34,890,050
Diluted		34,776,366	34,917,835	34,962,831	34,962,831

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment		(3,961)	(3,611)	32,930	5,233
Unrealized gains on available-for-sale securities		—	—	45	7

Other comprehensive income (loss), net of tax		(3,961)	(3,611)	32,975	5,240

Comprehensive income		1,481,143	3,521,557	6,653,293	1,057,102

Comprehensive loss attributable to noncontrolling interests		—	—	(19,314)	(3,069)

Comprehensive income attributable to Baidu, Inc.		1,481,143	3,521,557	6,672,607	1,060,171

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	1,485,104	3,525,168	6,620,318	1,051,862
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of fixed assets and others	306,281	431,099	819,239	130,164
Fixed assets written off	2,606	7,679	31	5
Amortization of intangible assets	10,729	10,252	65,673	10,434
Deferred income tax, net	(10,839)	(74,374)	(64,701)	(10,280)
Share-based compensation	86,318	93,736	152,028	24,155
Provision (reversal) for doubtful accounts	493	(6,940)	3,500	556
Gain on investments, net	(8,181)	(41,193)	(200,209)	(31,810)
Impairment on long-term investments	—	—	47,886	7,608
Loss from equity method investments	229	8,965	179,408	28,505
Other noncash income	—	—	(36,813)	(5,848)
Changes in operating assets and liabilities net of effects of acquisition:
Restricted cash	(14,951)	(18,765)	(156,219)	(24,821)
Accounts receivable	(69,331)	(128,307)	(282,467)	(44,879)
Other assets	5,752	(28,560)	(211,719)	(33,639)
Due from related parties	10,697	(98,660)	(151,068)	(24,002)
Customer advances and deposits	185,302	421,516	519,716	82,574
Accounts payable and accrued liabilities	236,012	431,168	817,649	129,911
Deferred revenue	38,595	66,997	(46,327)	(7,360)
Deferred income	(332)	5,000	49,721	7,900
Due to related parties	—	95,700	53,173	8,448

Net cash generated from operating activities	2,264,484	4,700,481	8,178,819	1,299,483

Cash flows from investing activities:
Acquisition of fixed assets	(399,312)	(895,309)	(1,762,114)	(279,972)
Disposal of fixed assets	—	—	2,461	391
Acquisition of businesses	(12,000)	—	(1,945,870)	(309,167)
Acquisition of intangible assets	—	(2,452)	(433,591)	(68,891)
Capitalization of software costs	(11,392)	(10,179)	(42,687)	(6,782)
Purchases of long-term investments	(2,250)	(282,932)	(488,905)	(77,679)
Disposal of long-term investments	—	—	12,047	1,914
Purchases of short-term investments	(779,676)	(2,620,265)	(10,972,774)	(1,743,398)
Sales and maturities of short-term investments	707,929	2,661,794	1,484,968	235,937
Acquisition of long-term prepaid computer parts	(39,368)	(68,179)	(104,064)	(16,534)

Net cash used in investing activities	(536,069)	(1,217,522)	(14,250,529)	(2,264,181)

Cash flows from financing activities:
Capital injection of noncontrolling interests holders	—	—	43,970	6,986
Proceeds from short-term debt	—	—	125,878	20,000
Proceeds from long-term debt	—	86,000	2,232,778	354,753
Proceeds from exercise of share options	40,442	38,751	23,184	3,683
Structured share repurchase, net	79,070	—	—	—
Repurchase of ordinary shares	(24,419)	—	—	—

Net cash generated from financing activities	95,093	124,751	2,425,810	385,422

Effect of exchange rate changes on cash and cash equivalents	(741)	(6,110)	(8,594)	(1,364)

Net increase (decrease) in cash and cash equivalents	1,822,767	3,601,600	(3,654,494)	(580,640)

Cash and cash equivalents at beginning of the year	2,357,609	4,180,376	7,781,976	1,236,431

Cash and cash equivalents at end of the year	4,180,376	7,781,976	4,127,482	655,791

Supplemental disclosures:
Interest paid	—	709	17,521	2,784
Income taxes paid	150,170	436,632	1,165,218	185,134
Non-cash investing activities:
Capital lease obligation	—	—	47,885	7,608
Acquisition of fixed assets included in accounts payable and accrued liabilities	139,038	248,540	245,794	39,053
Acquisition of other non-current assets included in accounts payable and accrued liabilities	5,176	29,130	30,938	4,916
Non-cash acquisitions of investments	—	3,982	194,286	30,869

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares)

	Attributable to Baidu, Inc.					Noncontrolling interests	Total shareholders’ equity
	Ordinary shares
	Number of shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss
		RMB	RMB	RMB	RMB	RMB	RMB

Balances at December 31, 2008	34,515,833	15	1,218,356	1,979,844	(109,552)	—	3,088,663

Net income	—	—	—	1,485,104	—	—	1,485,104
Other comprehensive income	—	—	—	—	(3,961)	—	(3,961)
Exercise of share-based awards	270,199	—	41,121	—	—	—	41,121
Share-based compensation	—	—	87,523	—	—	—	87,523
Structured share repurchase	—	—	79,070	—	—	—	79,070
Repurchase of ordinary shares	(32,740)	—	—	(24,419)	—	—	(24,419)
Balances at December 31, 2009	34,753,292	15	1,426,070	3,440,529	(113,513)	—	4,753,101

Net income	—	—	—	3,525,168	—	—	3,525,168
Other comprehensive income	—	—	254	—	(3,865)	—	(3,611)
Exercise of share-based awards	96,380	—	36,819	—	—	—	36,819
Share-based compensation	—	—	94,115	—	—	—	94,115
Balances at December 31, 2010	34,849,672	15	1,557,258	6,965,697	(117,378)	—	8,405,592

Net income	—	—	—	6,638,637	—	(8,035)	6,630,602
Other comprehensive income	—	—	—	—	32,975	—	32,975
Exercise of share-based awards	64,445	—	25,553	—	—	—	25,553
Share-based compensation	—	—	148,575	—	—	—	148,575
Business combination			—	—	—	104,832	104,832
Equity issuance of subsidiaries	—	—	40,384	—	—	1,022	41,406

Balances at December 31, 2011	34,914,117	15	1,771,770	13,604,334	(84,403)	97,819	15,389,535

Balances at December 31, 2011, in US$		2	281,505	2,161,511	(13,410)	15,543	2,445,151

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS

Baidu, Inc. (“Baidu” or the “Company”) was incorporated under the laws of the Cayman Islands on January 18, 2000. The Company is the sole shareholder of Baidu Holdings Ltd. (“Baidu Holdings”) incorporated in the British Virgin Islands.

As of December 31, 2011, Baidu Holdings owns the following wholly-owned subsidiaries:

•	Baidu Online Network Technology (Beijing) Co., Ltd. (“Baidu Online”) incorporated under the laws of the People’s Republic of China (“PRC”) on January 18, 2000,

•	Baidu Japan Inc. (“Baidu Japan”) incorporated under the laws of Japan on December 13, 2006,

•	Baidu (Hong Kong) Limited (“Baidu HK”) incorporated under the laws of Hong Kong on November 27, 2007, and

•	Baidu International Technology (Shenzhen) Co., Ltd. (“Baidu International”) incorporated under the laws of the PRC on November 23, 2010.

As of December 31, 2011, Baidu Holdings owns the following majority-owned subsidiaries:

•	B.D. Mobile Telecommunication Limited(“B.D. Mobile”) incorporated under the laws of Cayman Islands on January 25, 2011, and

•	Qunar Cayman Islands Limited (“Qunar”) incorporated under the laws of the Cayman Islands and acquired by Baidu Holdings on July 20, 2011.

Baidu HK owns the following wholly-owned subsidiaries in the PRC:

•	Baidu (China) Co., Ltd. (“Baidu China”) incorporated under the laws of the PRC on June 6, 2005, and

•	Baidu.com Times Technology (Beijing) Co., Ltd. (“Baidu Times”) incorporated under the laws of the PRC on April 19, 2006.

Baidu Japan has established the following wholly-owned subsidiaries in Japan and the United States of America (“USA”):

•	Hyakudo Inc. (“Hyakudo”) incorporated under the laws of Japan on April 14, 2008,

•	Baido, Inc. (“Baido”) incorporated under the laws of Japan on April 14, 2008, and

•	Baidu USA LLC incorporated under the laws of the USA on November 12, 2010.

As of December 31, 2011, the Company also effectively controls the following variable interest entities (“VIE”) through Baidu Online:

•	Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”) incorporated under the laws of the PRC on June 5, 2001,

•	Beijing Perusal Technology Co., Ltd. (“Beijing Perusal”) incorporated under the laws of the PRC on June 6, 2006,

•	Beijing BaiduPay Science and Technology Co., Ltd. (“BaiduPay”) incorporated under the laws of the PRC on February 27, 2008, and

•	Baidu HR Consulting (Shanghai) Co., Ltd. (“Baidu HR”) incorporated under the laws of the PRC on December 28, 2010.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

Furthermore, Baidu Netcom acquired Beijing Founder Network Technology Co., Ltd. on November 25, 2011.

The Company, its wholly-owned and majority-owned subsidiaries and VIEs are hereinafter collectively referred to as the “Group.” The Group offers Internet search solutions and online marketing solutions, operates an e-commerce online payment platform which enables customers to make payments online, develops and markets scalable web application software and provides related services, as well as provides human resource related services including employment agency services. The Group’s principal geographic market is in the PRC and Japan. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned and majority-owned subsidiaries and VIEs in the PRC.

PRC laws and regulations prohibit or restrict foreign ownership of Internet content, advertising and employment agency businesses. To comply with these foreign ownership restrictions, the Group operates its websites and primarily provides online advertising services in the PRC through VIEs, the PRC legal entities that were established by the individuals authorized by the Group. The paid-in capital of the VIEs was funded by the Group through loans extended to the authorized individuals. The Group has entered into certain exclusive agreements with the VIEs through Baidu Online and certain other subsidiaries (collectively the “Primary Beneficiaries”), which obligate the Primary Beneficiaries to absorb a majority of the risk of loss from the VIEs’ activities and entitles the Primary Beneficiaries to receive a majority of their residual returns. In addition, the Group has entered into certain agreements with the authorized individuals through the Primary Beneficiaries, including loan agreements for the paid-in capital of the VIEs, option agreements to acquire the equity interests in the VIEs when permitted by the PRC laws, and share pledge agreements for the equity interests in the VIEs held by the authorized individuals.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and VIEs through certain agreements with the authorized individuals through the Primary Beneficiaries, including loan agreements for the paid-in capital of the VIEs, option agreements to acquire the equity interests in the VIEs when permitted by the PRC laws, and share pledge agreements for the equity interests in the VIEs held by the authorized individuals. The shareholders of VIEs, who are the authorized individuals except for two noncontrolling shareholders of Baidu HR (shareholders of VIEs mentioned hereinafter only refer to those authorized individuals), effectively assigned all of their voting rights underlying their equity interest in VIEs to the Primary Beneficiaries. In addition, through the other aforementioned agreements, the Company, through the Primary Beneficiaries, demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of VIEs. The VIEs are subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) subtopic 810-10 (“ASC 810-10”), Consolidation: Overall, because the Company holds all the variable interests of VIEs through the Primary Beneficiaries.

The principal terms of the agreements entered into between Primary Beneficiaries, VIEs and their respective shareholders are further described below:

Loan Agreements

Pursuant to loan agreements amongst the shareholders of Baidu Netcom and Baidu Online, Baidu Online provided interest-free loans with an aggregate amount of RMB100 million to the shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

Loan Agreements (continued)

the proceeds from sale of the shareholders’ equity interest in Baidu Netcom to Baidu Online or its designated person. The term of the loan agreements will expire on April 26, 2014 and can be extended with the written consent of both parties before its expiration.

Each of the loan agreements amongst Baidu Online and the respective shareholders of Beijing Perusal, BaiduPay and Baidu HR contains the same terms as those described above, except that the amount of the loans extended to the respective shareholders is RMB1.0 million, RMB 9.0 million, and RMB50.0 million, respectively. The term of the loan agreements will expire on May 18, 2016, April 26, 2020, and December 27, 2020, respectively, and can be extended with the written consent of both parties before its expiration.

Exclusive Equity Purchase Option Agreement

Pursuant to the exclusive equity purchase option agreement amongst the shareholders of Baidu Netcom, Baidu Netcom and Baidu Online, the shareholders of Baidu Netcom irrevocably granted Baidu Online or its designated person(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. The shareholders should remit to Baidu Online any amount that is paid by Baidu Online or its designated person in connection with the purchased equity interest. Baidu Online or its designated person has sole discretion to decide when to exercise the option, whether in part or in full. Any and all dividends and other capital distributions from Baidu Netcom to its shareholders should be paid to Baidu Online in full amount. Baidu Online would provide unlimited financial support to Baidu Netcom, if in the normal operation of business, Baidu Netcom would become in need of any form of reasonable financial support. If Baidu Netcom were to incur any loss and as a result cannot repay any loans from Baidu Online, Baidu Online should unconditionally forgive any such loans to Baidu Netcom given that Baidu Netcom provides sufficient proof for its loss and incapacity to repay. The agreement will terminate when the shareholders of Baidu Netcom have transferred all their equity interests in Baidu Netcom to Baidu Online or its designated person.

Each of the exclusive equity purchase option agreements amongst Baidu Online and Beijing Perusal, BaiduPay and Baidu HR and their respective shareholders contains the same terms as those described above. Each of the agreements will terminate upon the shareholders of Beijing Perusal, BaiduPay or Baidu HR have transferred all their equity interests in Beijing Perusal, BaiduPay or Baidu HR, as the case may be, to Baidu Online or its designated person.

Proxy Agreement/Power of Attorney Agreement

Pursuant to the proxy agreement between Baidu Online and the shareholders of Baidu Netcom, the shareholders of Baidu Netcom agreed to entrust all the rights to exercise their voting power to the person(s) designated by Baidu Online. The shareholders of Baidu Netcom have each executed an irrevocable power of attorney to appoint the person(s) designated by Baidu Online as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval. The proxy agreement would be in effect for an unlimited term unless terminated in writing by Baidu Online earlier. The power of attorney would be in effect for as long as the shareholders of Baidu Netcom hold any equity interests in Baidu Netcom.

Each of the proxy agreements amongst Baidu Online and the shareholders of Beijing Perusal, BaiduPay, and Baidu HR contain the same terms as those described above. Each of the proxy agreements will be in effect

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

Proxy Agreement/Power of Attorney Agreement (continued)

for an unlimited term unless terminated in writing by Baidu Online. Each of the powers of attorney will be in effect for as long as the shareholder of Beijing Perusal, BaiduPay or Baidu HR holds any equity interests in Beijing Perusal, BaiduPay or Baidu HR, as the case may be.

Operating Agreement

Pursuant to the operating agreement amongst Baidu Online, Baidu Netcom and the shareholders of Baidu Netcom, Baidu Online provides guidance and instructions on Baidu Netcom’s daily operations and financial affairs. Baidu Online has the right to appoint senior executives of Baidu Netcom. The shareholders of Baidu Netcom must appoint the candidates recommended by Baidu Online as their representatives on Baidu Netcom’s board of directors. In addition, Baidu Online agrees to guarantee Baidu Netcom’s performance under any agreements or arrangements relating to Baidu Netcom’s business arrangements with any third party. Baidu Netcom, in return, agrees to pledge its accounts receivable and all of its assets to Baidu Online. Moreover, Baidu Netcom agrees that without the prior consent of Baidu Online, Baidu Netcom will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Baidu Netcom, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any agreements relating to its business operation to any third party. The agreement will be in effect for an unlimited term, until the term of business of one party expires and is denied extension by the relevant approval authorities.

Each of the operating agreements amongst Baidu Online and Beijing Perusal, BaiduPay, and Baidu HR and their respective shareholders contains the same terms as those described above. Each of the agreements will be in effect for an unlimited term, until the term of business of one party expires and is denied extension by the relevant approval authorities.

Exclusive Technology Consulting and Services Agreement

Pursuant to the exclusive technology consulting and services agreement between Baidu Online and Baidu Netcom, Baidu Online has the exclusive right to provide to Baidu Netcom technology consulting and services related to, among other things, the maintenance of servers, software development, design of advertisements, and e-commerce technical services. Baidu Online also seconds employees to Baidu Netcom for whom Baidu Netcom bears the costs and expenses. Baidu Online owns the intellectual property rights resulting from the performance of this agreement. Baidu Netcom pays a monthly service fee to Baidu Online based upon a pre-agreed formula as defined in the agreement. Baidu Online has the right to adjust the service fees at its sole discretion without the consent of Baidu Netcom. The agreement will be in effect for an unlimited term, until the term of business of one party expires and is denied extension by the relevant approval authorities.

Each of the exclusive technology consulting and services agreements between Baidu Online and Beijing Perusal, BaiduPay, and Baidu HR contains the same terms as those described above, except for the formula calculating the service fees. Baidu Netcom and Beijing Perusal should pay Baidu Online a monthly service fee equal to the product of the standard monthly fee for page view per thousand times multiplied by the actual times of page view for the month divided by 1,000, respectively; Baidu HR should pay its entire net income as technology consulting and service fee to Baidu Online; and the agreement between Baidu Online

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

Exclusive Technology Consulting and Services Agreement (continued)

and BaiduPay does not provide a formula to calculate the quarterly fee, as BaiduPay has yet to achieve profitability. Each of the agreements will be in effect for an unlimited term, until the term of business of one party expires and is denied extension by the relevant approval authorities.

License Agreements

Baidu Online and Baidu Netcom entered into a software license agreement, a trademark license agreement, a domain name license agreement and a web layout copyright license agreement (collectively, the “License Agreements”). Pursuant to the License Agreements between Baidu Online and Baidu Netcom, Baidu Online has granted to Baidu Netcom the right to use (including but not limited to) a software license, a webpage copyright license, a trademark license, and a domain name license. Baidu Netcom may only use the licenses in their own business operations. Baidu Online has the right to adjust the service fees at its sole discretion. The original term of the software license agreement expired in March 2010 and was renewed on March 11, 2010. The renewed term will expire on March 10, 2015. The software license agreement may be extended by both parties in writing upon the expiration of this agreement. The original term of the trademark license agreement, domain name license agreement and web layout copyright license agreement expired on March 1, 2009 and was renewed then. The renewed term will expire on February 28, 2014.

Baidu Online entered into a trademark license agreement, domain name license agreement and web layout copyright license agreement with both Beijing Perusal and BaiduPay. Each of the license agreements between Baidu Online and Beijing Perusal, and Baidu Online and BaiduPay contains the same terms as those described above. The term of each agreement is 5 years from the execution date of the agreement on June 23, 2006 and February 28, 2008, respectively, and would be extended for one year automatically at its expiration unless Baidu Online provides written notice not to extend the agreements prior to their expiration.

Baidu Online and Baidu HR have not entered into any license agreements as of December 31, 2011. The license agreements with Beijing Perusal were extended automatically for one year and will expire on June 22, 2012.

Equity Pledge Agreement

Pursuant to the equity pledge agreement between the shareholders of Baidu Netcom and Baidu Online, the shareholders of Baidu Netcom pledged all of their equity interests in Baidu Netcom to Baidu Online to guarantee their obligations under the loan agreement and Baidu Netcom’s performance of its obligations under the exclusive technology consulting and service agreement. If Baidu Netcom or its shareholders breach their respective contractual obligations, Baidu Online, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of Baidu Netcom agreed not to dispose of the pledged equity interests or take any actions that would prejudice Baidu Online’s interest. The equity pledge agreement will expire two years after expiration of the term or the fulfillment by Baidu Netcom and its shareholders of their respective obligations under the exclusive technology consulting and service agreement and the loan agreement.

Each of the equity pledge agreements amongst Baidu Online, Beijing Perusal, BaiduPay, and Baidu HR and the respective shareholders contains the same terms, including term period, as those described above. Each equity pledge is perfected by registration with relevant local administration for industry and commerce which is required for a property right under the PRC Property Rights Law.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

Through the design of the aforementioned agreements, the shareholders of the VIEs effectively assigned their full voting rights to Baidu Online, which gives Baidu Online the power to direct the activities that most significantly impact the VIEs’ economic performance. Baidu Online obtains the ability to approve decisions made by the VIEs and the ability to acquire the equity interests in the VIEs when permitted by PRC law. Baidu Online is obligated to absorb a majority of the expected losses from the VIEs’ activities through providing unlimited financial support to the VIEs and is entitled to receive a majority of residual returns from the VIEs through the exclusive technology consulting and service fees. As a result of these contractual agreements, Baidu Online is determined to be the primary beneficiary of the VIEs. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and VIEs through these contractual agreements, and the Company consolidates the VIEs through Baidu Online.

There are similar agreements entered into by Primary Beneficiaries other than Baidu Online with their VIEs and the respective shareholders, which results in a parent-subsidiary relationship between the Company and VIEs through these contractual agreements. The assets, liabilities and results of operations of these VIEs are insignificant.

The management believes that, (i) the ownership structure of the Company and its VIEs is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability, through the Primary Beneficiaries, to enforce its rights under these contractual arrangements. Furthermore, shareholders of the VIEs may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the above aforementioned agreements.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or discontinue the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

The following tables set forth the assets, liabilities and results of operations of the VIEs and their subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive income:

	As of December 31,
	2010	2011
	RMB	RMB	US$
	(In thousands)
Total assets	1,194,045	1,808,784	287,387
current	564,729	1,008,640	160,257
non-current	629,316	800,144	127,130

Total liabilities	852,945	1,456,328	231,387
current	766,945	1,342,268	213,265
non-current	86,000	114,060	18,122

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(In thousands)
Total revenues	934,814	1,832,629	4,205,327	668,159
Net income	27,263	46,234	119,294	18,954

As of December 31, 2011, there was no pledge or collateralization of their assets. The amount of the net assets of VIEs, which are restricted under PRC laws and regulations (Note 15), was RMB352.46 million (US$56.00 million) as of December 31, 2011.

Basis of Accounting

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All inter-company transactions and balances between the Company, its subsidiaries and VIEs are eliminated upon consolidation. The Company has included the results of operations of acquired businesses from the respective dates of acquisition.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the accounts receivable allowances, fair values of options to purchase the Company’s or its subsidiaries’ ordinary shares, fair values of certain equity investments, the purchase price allocation and fair value of noncontrolling

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

Use of Estimates (continued)

interests with respect to the business combinations, and deferred tax valuation allowance, among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Comparative Information

The items of intangible assets and accounts payable and accrued liabilities in prior years’ consolidated financial statements have been reclassified to conform to the current year’s presentation to facilitate comparison as a result of increases of significance of those items.

Currency Translation for Financial Statements Presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.2939 per US$1.00 on December 30, 2011, the last business day in fiscal year 2011, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Foreign Currency

The Company’s functional currency is the US$. The Company’s subsidiaries and VIEs determine their functional currencies based on the criteria of ASC subtopic 830-10 (“ASC 830-10”), Foreign Currency Matters: Overall, and have determined their functional currency to be their respective local currency. The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate its operating results and financial position, respectively. Any translation gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of comprehensive income as a component of other income.

Segment Reporting

In accordance with ASC subtopic 280-10 (“ASC 280-10”), Segment Reporting: Overall, the Company’s chief operating decision makers rely upon consolidated results of operations when making decisions about allocating resources and assessing performance of the Company; hence, the Company has only one single operating segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Business Combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC 805: Business Combinations. The purchase method accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Cash and Cash Equivalents

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, which approximates fair value, and primarily consist of cash and investments in interest bearing demand deposit accounts, time deposits, highly liquid investments and money market funds. All time deposits, money market funds and other highly liquid investments with original maturities of three months or less from the date of purchase are classified as cash equivalents.

Restricted Cash

Restricted cash consists of the cash reserved in escrow account to pay for the remaining consideration in relation to the acquisition of Qunar (Note 3), cash pledged to secure for the Letter of Credit issued by Bank of China Beijing Branch (Note 10) and the cash balances deposited by the customers of the Company’s e-commerce online payment platform.

In 2008, the Company introduced an e-commerce platform and an online payment platform which enables e-commerce merchants and customers to send and receive payments online. Cash balances deposited by the customers of the Company’s e-commerce platform are considered restricted because they cannot be used for the operations of the Group or any other purpose not designated by customers. When customers fund their accounts in the e-commerce platform using their bank accounts, the deposited balance is included in the Company’s bank account until customers either use the cash to settle their online transactions or withdraw the cash.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Investments

Short-Term Investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments which are stated at their approximate fair value. The Company accounts for short-term investments in accordance with ASC subtopic 320-10 (“ASC 320-10”), Investments - Debt and Equity Securities: Overall. The Company classifies the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320-10. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in the consolidated statements of comprehensive income.

The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320-10. If the Company concludes that it does not intend or is not required to sell an impaired debt security before the recovery of its amortized cost basis, the impairment is considered temporary and the held-to-maturity securities continue to be recognized at the amortized costs. When the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in the consolidated statements of comprehensive income equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When the Company does not intend to sell an impaired debt security and it is more likely than not that it will not be required to sell prior to recovery of its amortized cost basis, the Company must determine whether or not it will recover its amortized cost basis. If the Company concludes that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments (continued)

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale debt securities would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

Long-term Investments

The Company’s long-term investments consist of cost method investments and equity method investments.

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC subtopic 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall. Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into consolidated statements of comprehensive income after the date of acquisition. The Company will discontinue applying equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. When the equity-method investment in ordinary shares is reduced to zero and further investments are made that have a higher liquidation preference than ordinary shares, the Company would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. The Company evaluates the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements of Financial Instruments

Financial instruments are in the form of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable and accrued liabilities, customer advances and deposits and short-term and long-term loans. The carrying amounts of these financial instruments except for loans payable approximate fair value because of their generally short maturities. The carrying amount of loans payable approximates its fair value due to the fact that the related interest rates approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

Research, Development, and Computer Software

Capitalization of Software Developed for Internal Use

The Company has capitalized certain internal use software development costs in accordance with ASC subtopic 350-40 (“ASC 350-40”), Intangibles-Goodwill and Other: Internal-Use Software, amounting to RMB12.59 million, RMB10.38 million and RMB44.26 million (US$7.03 million) for the years ended December 31, 2009, 2010 and 2011, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly include payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are included in fixed assets, net. The amortization expense for capitalized software costs amounted to RMB9.77 million, RMB8.86 million and RMB7.51 million (US$1.19 million) for the years ended December 31, 2009, 2010 and 2011, respectively. The unamortized amount of capitalized internal use software development costs was RMB15.28 million and RMB52.04 million (US$8.27million) as of December 31, 2010 and 2011, respectively.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs. The Company has expensed substantially all development costs included in the research and development of products and new functionality added to the existing products as incurred, except for certain internal-use software.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation or amortization is recorded on a straight-line basis over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Office building	- 45 years
Office building related facility, machinery and equipment	- 15 years
Computer equipment	- 3 or 5 years
Internal use software development costs	- 3 years
Office equipment	- 3 or 5 years
Vehicles	- 5 years
Leasehold improvements	- over the shorter of lease terms or estimated useful lives of the assets

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets (continued)

Fixed assets have no estimated residual value except for the office building and its related facility, machinery and equipment, which have an estimated residual value of 4% of the cost.

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income.

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific fixed assets items and depreciation of these assets commences when they are ready for their intended use.

Goodwill and Intangible Assets

Goodwill

The Company assesses goodwill for impairment in accordance with ASC subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. Prior to the acquisition of Qunar, the Company had one reporting unit because no discrete financial information was available below the consolidation level. Subsequent to the acquisition of Qunar, there are segment managers who regularly review operating results of Qunar and the rest of the Company, which constitute two separate reporting units. Goodwill was tested for impairment in the annual impairment tests on December 31 in each year using the two-step process required by ASC 350-20 before 2011. First, the Company reviewed the carrying amount of the reporting units compared to the “fair value” of the reporting units based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting units exceeds the carrying value of the reporting units, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting units exceeds the fair value of the reporting units, then the Company must perform the second step of the impairment test in order to determine the implied fair values of the reporting units’ goodwill. That is, the Company would then prepare the discounted cash flow analyses. Such analyses are based on cash flow assumptions that are consistent with the plans and estimates being used to manage the business. An excess carrying value compared to fair value would indicate that goodwill may be impaired. Finally, if the Company determined that goodwill may be impaired, the implied fair value of the goodwill, as defined by ASC 350-20, would be compared to its carrying amount to determine the impairment loss, if any. Goodwill of the Qunar reporting unit, which was acquired in 2011, was tested for impairment in the annual impairment tests on December 31, 2011 using the two-step process. The fair value of the Qunar reporting unit significantly exceeded its carrying amount, thus, goodwill assigned to this reporting unit was not impaired and the Company was not required to perform further testing. The Company early adopted ASU No. 2011-08, Intangibles—Goodwill and Other, in the fourth quarter of 2011 and elected to perform a qualitative assessment on the reporting unit other than Qunar to determine whether further impairment testing on goodwill was necessary. Based on the requirements of

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill and Intangible Assets (continued)

ASU No. 2011-08, the Company evaluated all relevant factors, weighed all factors in their totality and concluded it was not more likely than not the fair value was less than the carrying amount of the reporting unit other than Qunar, then further impairment testing on goodwill was unnecessary.

Intangible Assets

Intangible assets with finite lives are carried at cost less accumulated amortization. The land use right is amortized using a straight-line method over the shorter of its estimated economic life or the term of related land use right contract. All other intangible assets with finite lives are amortized using the straight-line method over the estimated economic life.

Intangible assets have weighted average useful lives from the date of purchase as follows:

Land use right	- 50 years
Customer relationships	- 9.3 years
Software	- 4.8 years
Trademarks	- 10 years
User list	- 3.0 years
Others	- 4.2 years

Intangible assets with an indefinite useful life are not amortized.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

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

(6) Other revenue recognition related policies

The Company prospectively adopted Accounting Standards Update (“ASU”) No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force (“EITF”) that amends ASC 605-25, on January 1, 2011.

Prior to the adoption of ASU 2009-13, if a sales arrangement involves multiple deliverables, which are considered separate units of accounting in accordance with ASC subtopic 605-25 (“ASC 605-25”), Revenue Recognition: Multiple-Element Arrangements, the total revenue on such arrangement is allocated to the individual deliverables based on their relative fair values. If sufficient vendor-specific objective evidence of fair value (“VSOE”) does not exist for the allocation of revenue, the fee for the entire arrangement is recognized ratably over the term of the arrangement or upon the delivery of the last deliverable, when other revenue recognition criteria have been met.

In accordance with ASU 2009-13, certain delivered items in multiple-element arrangements, which previously would not qualify for separate units of accounting due to the lack of VSOE or Third-Party Evidence (“TPE”) of selling price, are accounted for as separate units of accounting, to which the total consideration of the arrangements is allocated based on management’s best estimate of the selling price (“BESP”). The Company

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

considers all reasonably available information in determining the BESP, including both market and entity-specific factors. The adoption of ASU 2009-13 did not have a material effect on the Company’s consolidated financial statements, as the pattern and timing of revenue recognition was not changed materially.

The Company delivers some of its online marketing services to end customers through engaging third party distributors. In this context, the Company may provide cash incentives to distributors. The cash incentives are accounted for as reduction of revenue in accordance with ASC subtopic 605-50 (“ASC 605-50”), Revenue Recognition: Customer Payments and Incentives.

The Company provides sales incentives to customers to entitle customers to receive reductions in the price of the online marketing services by meeting certain cumulative consumption requirements. The Company accounts for these award credits granted to members in conjunction with a current sale of products or services as a multiple-element arrangement by analogizing to ASC 605-25 with adoption of ASU 2009-13. The consideration allocated to the award credits, as deferred revenue is based on an assumption that the customer will purchase the minimum amount of future service necessary to obtain the maximum award credits available. The deferred revenue is recognized as revenue proportionately as the future services are delivered to the customer or when the award credits expire.

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

The Company incurs business taxes and surcharges in connection with the provision of online marketing services, technical and consultative service fees charged by its subsidiaries to VIEs and other taxable services in the PRC. According to ASC subtopic 605-45 (“ASC 605-45”), Revenue Recognition: Principal Agent Considerations, the Company includes the business tax and surcharges incurred on its online marketing revenues in cost of revenues. The business tax and surcharges in cost of revenues for the years ended December 31, 2009, 2010 and 2011 were RMB275.92 million, RMB504.85 million and RMB1.02 billion (US$0.16 billion), respectively. Traffic acquisition costs represent the amounts paid or payable to Baidu Union members who direct search queries to the Company’s websites or distribute the Company’s customers’ paid links through their properties. These payments are primarily based on revenue sharing arrangements under which the Company pays its Baidu Union members a percentage of the fees it earns from its online marketing customers.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Expenses

Advertising expenses, primarily advertisements through various forms of media, are included in “Selling, general and administrative expense” in the consolidated statements of comprehensive income and are expensed when incurred. Advertising expenses for the years ended December 31, 2009, 2010 and 2011 were RMB77.80 million, RMB74.76 million and RMB157.10 million (US$24.96 million), respectively.

Other Income, net

Other income, net consists primarily of government subsidies, the gain from a spin-off of certain business to Youa.com Inc. (Note 4), offset by impairment of long-term investments (Note 4) and impairment loss from certain business (Note 8). Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. During the years ended December 31, 2009, 2010 and 2011, the Group recognized RMB42.50 million, RMB49.14 million and RMB74.76 million (US$11.88 million) of financial subsidies as other income, respectively, which were from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For the government subsidies that with no further conditions to be met, the amounts are recorded as other income when received; for the amounts with certain operating conditions, the government subsidies are recorded as liabilities when received and will be released to other operating income when the conditions are met.

Leases

Leases have been classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for capital leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

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

The Company adopted the provisions of ASC subtopic 740-10 (“ASC 740-10”), Income Taxes: Overall, on January 1, 2007. ASC 740-10 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2009, 2010 and 2011, no unrecognized tax benefits or interest and penalties associated with uncertainty in income taxes have been recognized.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share-based Compensation

The Company accounts for share-based compensation in accordance with ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall. The Company has elected to recognize share-based compensation using the straight-line method for all share-based awards issued. Forfeitures have been estimated based on historical experience and periodically reviewed. Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modification awards”). The compensation costs associated with the modification awards are recognized if either the original vesting condition or the new vesting condition has been achieved. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modification awards, the Company recognizes share-based compensation over the vesting periods of the new options, which comprises, (1) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (2) any unrecognized compensation cost of original award, using either the original term or the new term, whichever is higher for each reporting period.

The Company accounts for share awards issued to non-employees in accordance with the provisions of ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity-based Payments to Non-Employees. Under ASC 505-50, the Company uses the Black-Scholes-Merton option pricing model method to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation. ASC 718-10 also requires share-based compensation to be presented in the same manner as cash compensation rather than as a separate line item.

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

The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As a result, and in accordance with ASC 260-10, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted net income per share of Class A ordinary shares, the undistributed earnings are equal to net income for that computation.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings Per Share (“EPS”) (continued)

For the purposes of calculating the Company’s basic and diluted earnings per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.

Contingencies

The Company records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Company evaluates, on a quarterly basis, developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Company discloses the amount of the accrual if it is material.

When a loss contingency is not both probable and estimable, the Company does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Company discloses an estimate of the loss or range of loss, if such estimate can be made and material, or states that such estimate is immaterial if it can be estimated but immaterial, or discloses that an estimate cannot be made. The assessments of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involve complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and amounts due from related parties. The Company has RMB14.66 billion (US$2.33 billion) in cash and cash equivalents, restricted cash and short-term investments. The Company has approximately RMB14.07 billion (US$2.24 billion) in cash, bank deposits and money market funds in the PRC, which constitute about 99.22% of total cash and cash equivalents and short-term investments. The Company’s cash and cash equivalents held at Bank of China represented 42% of the Company’s total cash and cash equivalents as of December 31, 2011, the largest percentage of cash and cash equivalents held at one single financial institution. PRC state-owned banks, like Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those faces a material credit crisis. The Company does not foresee substantial credit risk with respect to cash and cash equivalents held at the PRC state-owned banks. China does not have an official deposit insurance program, nor does it have an agency similar to what was The Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full.

Accounts receivable are typically unsecured and derived from revenue earned from customers and agents in China, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company performs

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Risks (continued)

on its customers and its ongoing monitoring process of outstanding balances. The Company maintains reserves for estimated credit losses and these losses have generally been within its expectations.

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

Foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and short-term investments denominated in the U.S. dollar. The functional currency of the Company is US$, and the reporting currency is RMB. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. The depreciation of the US$ against RMB was approximately 4.64% in 2011. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in U.S. dollars. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses when translating the net assets of the Company from the U.S. dollar into RMB.

The functional currency of the subsidiaries in Japan is Japanese Yen (“JPY”), and the reporting currency is RMB. During 2011, JPY appreciated by approximately 1.24% against RMB. The appreciation of JPY against RMB results in foreign currency translation gains when translating the net assets into RMB.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Risks (continued)

For the years ended December 31, 2009, 2010 and 2011, the net foreign currency translation gain or loss resulting from the translation from the respective functional currencies to the RMB reporting currency recorded in the Company’s other comprehensive income was RMB3.96 million of loss, RMB3.87 million of loss and RMB32.93 million (US$5.23 million) of gain, respectively.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04 (“ASU 2011-04”), Fair Value Measurement (“ASC 820”) which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. The Company will adopt ASU 2011-04 beginning January 1, 2012 and does not expect the adoption to have a material impact on its consolidated financial statements and disclosures.

In June 2011, the FASB issued ASU No. 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220), Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income (“OCI”) and its components in the statements of shareholders’ equity. Instead, an entity will be required to present items of net income and OCI in one continuous statement or in two separate, but consecutive, statements. In December 2011, the FASB issued ASU No. 2011-12 (“ASU 2011-12”), Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This ASU defers the ASU 2011-05 requirement that companies present reclassification adjustments for each component of OCI in both net income and OCI on the face of the financial statements and the requirement to report reclassification adjustments in interim periods. The amendments in ASU 2011-05 and ASU 2011-12 should be applied retrospectively and are effective for fiscal years and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Company early adopted ASU 2011-05 in the year ended December 31, 2011 by presenting items of net income and OCI in one continuous statement, Consolidated Statements of Comprehensive Income. Prior years’ comparative information has been rearranged to conform to the presentation in accordance with ASU 2011-05.

In September 2011, the FASB issued ASU No. 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Other (“ASC 350”), which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company early adopted ASU 2011-08 in the fourth quarter of 2011 and elected to perform a qualitative assessment on one of the two reporting units to determine whether further impairment testing on goodwill was necessary.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

3.	BUSINESS COMBINATION

The Company completed the following business combinations in 2011:

Acquisition of Qunar

On July 20, 2011, the Company acquired 62.01% of the equity interest of Qunar, a leading provider of travel search products in China, with which the Company expects to achieve significant synergies. The results of Qunar’s operations have been included in the Company’s consolidated financial statements since July 20, 2011.

The total purchase consideration of US$300.28 million is payable in cash, of which US$260.10 million was paid upon acquisition. The remaining US$40.18 million was deposited in an escrow account to pay for liabilities resulting from any breach of the representations and warranties made upon the acquisition or indemnifiable loss incurred, if any, such as claims, damages or penalties. The escrowed amount was reserved and included in restricted cash and will be used to pay for the liabilities or the indemnifiable loss, if any, in 18 months from the acquisition date, after which period any remaining amount will be released and transferred to Qunar’s original selling shareholders.

The Company has completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed and the fair value of noncontrolling interests, resulting from which the amount of goodwill was determined and recognized as of the acquisition date. The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and the noncontrolling interests as of July 20, 2011, the date of acquisition:

	RMB	US$
	(In thousands)

Purchase consideration	1,939,569	300,280

Cash and cash equivalents	83,784	13,312
Short-term investments	38,907	6,182
Accounts receivables	22,292	3,542
Other current assets	24,694	3,923
Property, plant and equipment, net	14,367	2,283
Intangible assets, net	711,570	113,057
Accounts payable and accrued liabilities	(68,529)	(10,888)
Deferred tax liabilities, noncurrent	(136,856)	(21,744)
Noncontrolling interests	(102,922)	(16,353)
Redeemable noncontrolling interests	(942,004)	(149,669)
Goodwill	2,294,266	356,635

The valuations used in the purchase price allocation described above were determined by the Company with the assistance of an independent third party valuation firm. The valuation report utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach.

The redeemable noncontrolling interests were initially recorded at fair value on the acquisition date in accordance with ASC 805-20-30-7. The fair value of the redeemable noncontrolling interests is estimated using the income approach. As Qunar is a private company, the fair value measurement is based on significant inputs that are not observable in the market. The fair value estimates are based on significant inputs that market participants would consider when estimating equity fair value of the same industry, which include (a) a discount rate, (b) a projected terminal value based on EBITDA, (c) financial multiples of

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

3.	BUSINESS COMBINATION (CONTINUED)

Acquisition of Qunar (continued)

companies in the same industry as Qunar and (d) adjustments for lack of control or lack of marketability.

The Company has evaluated the fair value of the acquired intangible assets and has assigned the following value and the estimated useful life to those intangible assets: trademarks of RMB317.60 million (US$50.46 million) with a 10-year useful life, customer relationships of RMB221.7 million (US$35.22 million) with a 10-year useful life, software of RMB14.2 million (US$2.26 million) with a 5-year useful life, and a user list of RMB158.07 million (US$25.11 million) with a 3-year useful life.

The goodwill which is not tax deductible is primarily attributable to synergies expected to be achieved from the acquisition. As of December 31, 2011, there was no impairment in the amount of goodwill resulting from the acquisition of Qunar.

The Company recognized RMB7.58 million (US$1.21 million) of acquisition related costs which were included in general and administrative expenses in the year ended December 31, 2011.

The amount of revenue and net income of Qunar included in the Company’s consolidated statements of comprehensive income from the acquisition date to December 31, 2011 is RMB147.08 million (US$23.37 million) and RMB2.64 million (US$0.42 million), respectively.

The following unaudited pro forma consolidated financial information for the years ended December 31, 2010 and 2011 are presented as if the acquisition had occurred at the beginning of the periods presented. These pro forma results have been prepared for comparative purpose only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated.

Pro forma consolidated statements of comprehensive income

	For the years ended December 31,
	2010	2011	2011
	RMB	RMB	US$
	(In thousands)

Revenue	8,039,726	14,766,530	2,346,165
Net income attributable to Baidu, Inc.	3,466,089	6,543,899	1,039,721

These amounts have been derived after applying the Company’s accounting policies and adjusting the results of Qunar to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied on January 1, 2010.

Noncontrolling interests

The 34.25% equity interest held by the noncontrolling shareholders of Qunar are ordinary shares redeemable at a fixed price of $1.4553 per share at the holders’ option at any time from the acquisition date of July 20, 2011. The redemption feature is not separately exercisable from the underlying ordinary shares representing the noncontrolling interests as Qunar is not publicly traded and the exercise of the redemption feature results in the ordinary shares being surrendered. Therefore, the redemption feature is considered an embedded feature in the ordinary shares that does not require bifurcation. The redeemable noncontrolling interests are classified as mezzanine equity in the consolidated balance sheets as of December 31, 2011 in accordance with ASC 480-10-S99-1, CFRR: Redeemable Preferred Stock.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

3.	BUSINESS COMBINATION (CONTINUED)

Acquisition of Qunar (continued)

There were no shares redeemed in the year ended December 31, 2011.

As the noncontrolling interests are currently redeemable at any time after the acquisition date, the adjustments of adjusting the carrying amount of the noncontrolling interests to the fixed redemption amount would be recorded at each reporting date. For noncontrolling interests in the form of ordinary shares, adjustments for noncontrolling ordinary shares redeemable at other than fair value (e.g., a fixed amount or formulaic amount) would affect earnings per share calculation. The Company considered the impact of redemption feature only in the calculation of income available to ordinary shareholders of the Company used in the earnings per share calculation without adjusting net income attributable to the Company. The accretion adjustment impact to earnings per share in the current period was immaterial.

The remaining noncontrolling interests of 3.74% arise from share-based payments that were granted by Qunar prior to the acquisition to its board members and employees and attributable to pre-acquisition service. The underlying ordinary shares for the share-based payments are not redeemable and the share-based payments are classified as permanent equity. The portion of the acquisition-date measurement of the share-based payments that is attributable to pre-acquisition service is recognized as noncontrolling interests and the portion relating to any remaining post-acquisition service is recognized as compensation cost in the post-acquisition financial statements. The fair value of the share-based payments is estimated using the Black-Scholes-Merton valuation model by management, with the assistance of an independent third party valuation firm.

Other acquisitions

The Company also completed other acquisitions during 2011, including an acquisition of a subsidiary engaged in online reading services and subscriptions, and acquisitions of groups of operating assets, each of which met the definition of a business combination in accordance with ASC subtopic 805-10 (“ASC 805-10”), Business Combinations: Overall. The acquired groups of intangible assets included technology, mobile phone software, and trademarks. These acquisitions, which were insignificant individually and in aggregate, resulted of goodwill and intangible assets acquired by RMB174.61 million (US$27.74 million) and RMB32.04 million (US$5.09 million), respectively, and liabilities assumed by RMB37.72 million (US$5.99 million).

4.	INVESTMENTS

Short-term investments

As of December 31, 2011, all the fixed-rate and adjustable-rate investments were time deposits in commercial banks and financial institutions with an original maturity of less than one year. The available-for-sale securities are debt securities with guaranteed return rates.

During the years ended December 31, 2009, 2010 and 2011, the Company recorded interest income, including short-term investment gains, of RMB8.18 million, RMB37.21 million and RMB149.35 million (US$ 23.73 million) in the consolidated statements of comprehensive income, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

4.	INVESTMENTS (CONTINUED)

Short-term investments (continued)

Short-term investments as of December 31, 2010 and 2011 were as follows:

	As of December 31, 2010
	Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Fair value
	RMB	RMB	RMB	RMB
	(In thousands)
Short-term investments:
Held-to-maturity securities
Fixed-rate investments	376,492	5	(1,263)	375,234

	As of December 31, 2011
	Amortized cost	Gross un- recognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Fair value	Fair value
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Short-term investments:
Held-to-maturity securities
Fixed-rate investments	9,848,848	10,504	(25,077)		9,834,275	1,562,509
Adjustable-rate investments	100,048	—	(21)		100,027	15,893
Available-for-sale securities
Adjustable-rate investments	102,637			45	102,682	16,314

The Company’s held-to-maturity securities are stated at amortized cost. The fair values of the held-to-maturity securities and available-for-sale securities are determined based on a discounted cash flow model using the discount curve of market interest rates.

Long-term investments

The Company’s long-term investments consist of cost method investments and equity method investments.

Cost method investments

The Company’s carrying amount of cost method investments was RMB204.35 million and RMB389.63 million (US$61.91 million) as of December 31, 2010 and 2011, respectively. The increase is primarily due to an investment of preferred shares of ANJUKE Inc., a private company leading online real estate market place, with a cash consideration of RMB144.76 million (US$23.00 million).

Equity method investments

The Company established Qiyi.com, Inc. (“Qiyi”) in Cayman Islands and held 100% of its ordinary shares. In March 2010, Providence Equity Partners (“Providence”), and Dragon Ventures Limited (“Dragon”) subscribed with cash in Series A convertible redeemable preferred shares and in Series A-1 convertible

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

4.	INVESTMENTS (CONTINUED)

Long-term investments (continued)

preferred shares, respectively, of Qiyi. After the preferred share subscription, the Company had two out of total five seats on board of directors of Qiyi and accounted for the investment under the equity method due to the lack of control of its board of directors and certain substantive participating rights provided to the convertible redeemable preferred shareholders.

In August and December of 2011, the Company subscribed 39.13% of the outstanding Series B convertible redeemable preferred shares of Qiyi (the “Series B preferred shares”) with cash consideration of RMB283.23 million (US$45 million) and obtained additional ordinary shares with the consideration in the form of future online marketing services to be provided to Qiyi. The Company continues to hold 100% of Qiyi’s ordinary shares, or 53.05% equity interest in Qiyi on an as-converted basis and continues to account for the investment under the equity method due to the lack of control. By applying the equity method, the Company recognized the cumulative losses of Qiyi of RMB119.85 million (US$19.04 million) and reduced its balances for the investments in ordinary shares and Series B preferred shares accordingly.

In November 2011, Baidu Holdings, IDG-Accel China Capital Fund (“IDG-Accel”), and Qiming Venture Partners (“Qiming”) signed an agreement, pursuant to which IDG-Accel and Qiming subscribed with cash consideration convertible redeemable preferred shares of Youa.com, Inc. (“Youa”), a Cayman Islands company established by Baidu Holdings. Meanwhile, Baidu Holdings spun off a group of assets supporting the operations of online community services, which constituted a business as defined in ASC 805-10, Business Combinations: Overall, to Youa and entities under its control. The Company has three out of the total seven seats on board of directors of Youa and accounted for the investment in Youa under the equity method despite holding 100% of its ordinary shares due to the lack of control of its board of directors and certain substantive participating rights provided to the convertible redeemable preferred shares holders. The Company recognized a gain of RMB157.78 million (US$25.07 million) in the consolidated statements of comprehensive income arising from the difference between the fair value of its retained noncontrolling interests of 100% of ordinary shares in Youa and the carrying value of the assets spun off to Youa. The fair value of the retained investment was estimated using the income-approach based on significant inputs that market participants would consider when estimating fair value in the same industry.

As of December 31, 2011, the Company also holds 29% of the equity interest in Beijing Leftbrain Network Technology Co., Ltd. through Baidu Netcom, 42.12% of the equity interest in Beijing Paibo Times Technology Co., Ltd. through Beijing Perusal, 49% of the equity interest in RakuBai Limited through Baidu HK, 40% of the equity interest in Chongqing Rongdu Technology Co., Ltd. through Baidu Netcom and 40% of the equity interest in Henan Feidian Network Technology Co., Ltd. through Baidu Netcom, all of which were accounted for under the equity method.

The total impairment charges on long-term investments were nil, nil and RMB47.89 million (US$7.61 million) for the years ended December 31, 2009, 2010 and 2011, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

5.	ACCOUNTS RECEIVABLE

	December 31,
	2010	2011	2011
	RMB	RMB	US$
	(In thousands)
Accounts receivable	299,123	605,364	96,182
Allowance for doubtful accounts	(2,223)	(5,806)	(922)

	296,900	599,558	95,260

The movements in the allowance for doubtful accounts were as follows:

	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(In thousands)
Balance at the beginning of the year	8,561	9,015	2,223	353
Amounts charged to (credited against) costs and expenses	454	(6,792)	3,583	569

Balance at the end of the year	9,015	2,223	5,806	922

6.	OTHER ASSETS, CURRENT

	December 31,
	2010	2011	2011
	RMB	RMB	US$
	(In thousands)
Deposits	22,832	17,837	2,834
Advances to suppliers	14,913	24,452	3,885
Prepaid expenses	33,275	31,838	5,059
Interest receivable	5,994	17,818	2,831
Receivables from employees	25,014	7,425	1,180
Receivables from service providers	682	5,114	812
Receivables from financial institutions	—	200,494	31,855
Other	944	10,034	1,594

	103,654	315,012	50,050

Receivables from financial institution represent entrusted loans to certain financial institutions, secured by bank notes endorsed to the trusted agency. In an entrusted loan arrangement, the lender makes deposits into a trust account of a bank and authorizes the bank to release the funds to the borrower. The bank collects interest and principal payments from the borrower and remits to the lender as they become due.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

7.	FIXED ASSETS

	December 31,
	2010	2011	2011
	RMB	RMB	US$
	(In thousands)
Computer equipment	1,956,642	3,450,160	548,175
Office building	391,895	393,865	62,579
Office building related facility, machinery and equipment	137,542	137,209	21,800
Internal-use software development costs	37,022	88,065	13,992
Vehicles	6,829	6,943	1,103
Office equipment	82,431	177,509	28,203
Leasehold improvements	74,793	178,932	28,430

	2,687,154	4,432,683	704,282
Accumulated depreciation	(1,079,539)	(1,691,424)	(268,740)
Construction in progress	14,797	2,982	474

	1,622,412	2,744,241	436,016

In 2011, the Company obtained computer servers by entering into capital leases. The gross amount and the accumulated depreciation of these servers are RMB47.89 million (US$7.61 million) and RMB1.33 million (US$0.21 million), respectively, as of December 31, 2011. Future minimum lease payments, including residual value guarantees of RMB3.71 million and interest of RMB5.27 million, are RMB49.03 million that are payable in the amount of RMB16.48 million, RMB16.48 million, RMB12.36 million, RMB3.71 million and nil in 2012, 2013, 2014, 2015 and 2016, respectively.

Depreciation expense was RMB285.20 million, RMB380.89 million and RMB747.74 million (US$118.81 million) for the years ended December 31, 2009, 2010 and 2011, respectively.

8.	GOODWILL AND INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill are as follows:

	2010	2011	2011
	RMB	RMB	US$
	(In thousands)
Balance as of January 1	63,691	63,686	10,119
Goodwill acquired	—	2,468,874	392,265
Impairment losses	—	(113,011)	(17,956)
Foreign currency translation adjustment	(5)	(7)	(1)

Balance as of December 31	63,686	2,419,542	384,427

The impairment loss was related to goodwill resulting from an insignificant business combination made in 2011, the underlying business of which was never integrated into the Company’s business after its acquisition. Due to a significant decline in the popularity and performance of the acquired business and failure to achieve its expected market share, the Company plans to abandon this acquired business, although certain assets were still in limited use as at December 31, 2011. Hence, an impairment charge was made for the entire amount of goodwill relating to the business acquired.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

8.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Intangible assets

Finite-lived intangible assets

	As of December 31, 2010
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB
		(In thousands)

Land use right	97,611	(6,995)	90,616
Customer relationships	31,408	(26,870)	4,538
Software	12,131	(3,572)	8,559
Trademark	1,727	(248)	1,479
Others	16,313	(16,117)	196

	159,190	(53,802)	105,388

	As of December 31, 2011
	Gross carrying value	Accumulated amortization	Impairment loss	Net carrying value	Net carrying value
	RMB	RMB	RMB	RMB	US$
		(In thousands)

Land use right	223,309	(11,252)	—	212,057	33,692
Customer relationships	254,169	(40,168)	(1,031)	212,970	33,838
Software	44,350	(7,465)	(3,424)	33,461	5,316
Trademarks	320,527	(14,567)	—	305,960	48,612
User list	158,070	(23,418)	—	134,652	21,394
Others	37,183	(19,097)	(1,085)	17,001	2,702

	1,037,608	(115,967)	(5,540)	916,101	145,554

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

8.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Intangible assets (continued)

Amortization expense for the years ended December 31, 2009, 2010 and 2011 was RMB10.73 million, RMB10.25 million and RMB65.67 million (US$10.43 million), respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of next five years is as follows:

	RMB	US$
	(In thousands)

For the years ending December 31,
2012	126,945	20,170
2013	124,493	19,780
2014	97,352	15,468
2015	64,452	10,240
2016	62,463	9,924

The impairment losses are related to intangible assets acquired from an acquired business in 2011, which the Company plans to abandon as of December 31, 2011. Those impairment losses are included in the line item entitled “Other income, net”.

Indefinite-lived intangible assets

	December 31,
	2010	2011	2011
	RMB	RMB	US$
	(In thousands)

Domain name	9,360	9,360	1,487
Trademarks	1,050	3,550	564
License	—	2,000	318

	10,410	14,910	2,369
Impairment loss	—	(2,500)	(397)

	10,410	12,410	1,972

The Company’s indefinite-lived intangible assets include the Company’s trademark of “BAIDU”, one domain name asset, an internet publishing license and other trademarks acquired from business combinations. The domain name asset was acquired in July 2006 and the useful life is indefinite; the Company’s trademark of “BAIDU” qualified as a China well-known trademark by the State Trademark Office in March 2008. The registration costs were recorded as an intangible asset with indefinite useful life.

The impairment loss is related to trademarks acquired from an acquired business in 2011 which the Company plans to abandon as of December 31, 2011. The impairment loss is included in the line item entitled “Other income, net”.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,
	2010	2011	2011
	RMB	RMB	US$
	(In thousands)
Accrued payroll and welfare	150,160	261,273	41,512
Accrued operating expenses	297,248	547,176	86,937
Tax payable	295,432	452,441	71,886
Distributors’ and customers’ deposits	14,953	61,589	9,785
Purchase of fixed assets	277,669	276,731	43,968
Traffic acquisition costs	133,864	208,980	33,204
Bandwidth costs	34,488	77,061	12,244
Professional expenses	25,937	39,803	6,324
Deposits on online payment platform	38,278	37,067	5,889
Payable for business acquisitions	1,000	439,488	69,828
Others	48,742	143,836	22,853

	1,317,771	2,545,445	404,430

Payable for business acquisitions mainly represents the amount to be paid to the original shareholders of Qunar at the end of the escrow period of eighteen months and considerations to be paid for other acquisitions based on their respective payment schedules.

10.	LOANS PAYABLE

Short-term loans

On January 11, 2011, Baidu Holdings entered into a short-term loan arrangement with the Bank of China (Macau Branch) for the working capital of Baidu Japan and its subsidiaries in Japan and in the U.S.. The commitment of the loan amounts to RMB188.82 million (US$30 million), with a floating interest rate of LIBOR plus 1.5% per annum and a maturity term of twelve months. As of December 31, 2011, Baidu Holdings has drawn down RMB125.88 million (US$20 million), which is secured by the pledge of the Letter of Credit issued by Bank of China (Beijing Branch) to Baidu Online.

Long-term loans

On October 27, 2010, Baidu Netcom borrowed a loan from the Export-Import Bank of China to finance some of its government-sponsored research projects, at the annual interest rate of 5.60%, at the inception date and adjusted quarterly by referencing to the People’s Bank of China (“PBOC”)’s benchmark rate over the same period. The government would provide a cash subsidy at the amount that approximates the interest of the loan. The commitment of the unsecured bank loan amounts to RMB140.00 million (US$22.24 million) and can be borrowed from time to time within 3 years. As of December 31, 2011, Baidu Netcom borrowed RMB140.00 million (US$ 22.24 million) under the commitment.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

10.	LOANS PAYABLE (CONTINUED)

Long-term loans (continued)

The loan is due according to the following schedule from July 30, 2012 to October 30, 2013, with RMB46.0 million being due within one year. Baidu Netcom has the right to repay and may terminate the loan upon advanced notice.

Due date	Principal amount
	RMB	US$
	(In thousands)
July 30, 2012	23,000	3,654
October 30, 2012	23,000	3,654
January 30, 2013	23,000	3,654
April 30, 2013	23,000	3,654
July 30, 2013	23,000	3,654
October 30, 2013	25,000	3,974

	140,000	22,244

On July 19, 2011, the Company borrowed a two-year unsecured loan from Goldman Sachs Lending Partners LLC of RMB2,202.87 million (US$350 million), at an annual interest rate of 1.30%. The loan was used to finance the acquisition of Qunar and is due on July 14, 2013.

11.	INCOME TAXES

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

China

Under the EIT Law, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% enterprise income tax rate, except for certain entities that enjoyed the tax holidays.

An enterprise recognized as a qualified “High and New Technology Enterprise” (“HNTE”) after 2008 is granted the preferential EIT rate of 15%. If an enterprise, which was recognized as a “HNTE” before 2008, is also verified as a HNTE after 2008, it is entitled to its remaining tax holiday granted before 2008 and a preferential EIT rate of 15% upon expiration of the tax holiday thereafter.

A qualified “Software Enterprise” is entitled to 2-year exemption and subsequent 50% tax rate reduction for 3 years. If the applicable preferential EIT rate for a “Software Enterprise” before 2008 is 15%, it enjoys gradual increase in tax rate from 2008 to 2012, specifically, 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011, and 25% in 2012 according to Guofa [2007] No. 39. Thus, if an enterprise was recognized as a qualified “Software Enterprise” before 2008 and still retains this qualification after 2008, the tax exemptions and deductions enjoyed by the qualified “Software Enterprise” are based on the applicable tax rates.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

11.	INCOME TAXES (CONTINUED)

China (continued)

Baidu Online, recognized as a qualified “HNTE” after 2008, has enjoyed the preferential EIT rate of 15% from 2008. In April 2011, Baidu Online obtained the certificate of “Key Software Enterprise” for the year of 2010, which enabled Baidu Online to enjoy the preferential tax rate of 10% solely for 2010. The Company recorded an income tax deduction in connection with the over-paid provisional tax for 2010 of RMB81.50 million (US$12.95 million) in the second quarter of 2011, during which the certificate was granted.

Baidu Times, a qualified “HNTE” before 2008, was granted prior to the effectiveness of the current EIT Law, tax holidays for several years, that is, a 3-year tax exemption from 2006 to 2008, and a subsequent 50% reduction on the tax rate for 3 years from 2009 to 2011.

Baidu China, was recognized as a qualified “Software Enterprise” before 2008 and still retains this qualification after 2008, and thus is entitled to 2-year exemption from 2006 to 2007 and subsequent 50% tax rate reduction for 3 years from 2008 to 2010 at 9% in 2008, 10% in 2009, and 11% in 2010. Baidu China currently is subject to enterprise income tax at 24% in 2011.

Baidu Netcom was recognized as a HNTE after 2010 and is entitled to the preferential EIT rate of 15% for 2010, 2011 and 2012. The Company recorded an income tax deduction in connection with the over-accrued provisional tax for 2010 of RMB21.93 million (US$3.48 million) in the second quarter of 2011, during which the certificate was granted.

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

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2011, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

Japan

Baidu Japan with a paid-in capital in excess of JPY100.00 million is subject to national income tax of 30%. Baidu Japan is also subject to inhabitant tax, assessed by both prefectures and municipalities. Inhabitant tax is computed as a percentage of national income tax. The per capita tax is based on the Company’s capitalization and the number of employees. In addition, Baidu Japan is subject to a corporate enterprise tax on a pro forma basis based on the amount of taxable profit subject to the corporate tax, added-value components, (e.g, labor costs, net interest and rental payments, income/loss for current year) and a capital component. Baidu Japan has been in a cumulative loss position since its inception.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

11.	INCOME TAXES (CONTINUED)

The Company had minimal operations in jurisdictions other than the PRC. Income (loss) before income taxes consists of:

	For the years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(In thousands)

PRC	1,907,575	4,321,910	8,217,522	1,305,632
Non-PRC	(224,454)	(260,747)	(408,343)	(64,879)

	1,683,121	4,061,163	7,809,179	1,240,753

The pre-tax losses from non-PRC operations consists primarily of the operating costs, administration expenses, interest income and charges for share-based compensation. Income taxes consist of:

	For the years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(In thousands)

Current income tax	222,778	616,994	1,328,970	211,152
Income tax refund due to reduced tax rate	(13,923)	(6,625)	(83,907)	(13,331)
Deferred income tax benefit	(62,308)	(129,415)	(131,146)	(20,837)
Valuation allowance	51,470	55,041	74,944	11,907

	198,017	535,995	1,188,861	188,891

The reconciliation of tax computed by applying respective statutory income tax rate to pre-tax income is as follows (amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for per share data):

	For the years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Expected taxation at PRC EIT statutory rate	420,780	1,015,329	1,952,295	310,188
Effect of differing tax rates in different jurisdictions	5,101	8,416	43,260	6,873
Permanent differences – non-taxable income	(6,640)	(733)	(2,804)	(445)
Permanent differences – non-deductible expenses	9,001	10,935	9,989	1,588
Tax incentives relating to R&D expenditures	(9,125)	(22,925)	(105,966)	(16,836)
Effect of tax exemption and reduction inside PRC	(258,647)	(533,802)	(650,206)	(103,307)
Income tax refund due to reduced tax rate	(13,923)	(6,625)	(83,907)	(13,331)
Under-provided (over-accrued) EIT for previous years	—	10,359	(66,960)	(10,639)
Effect of tax rate change on deferred taxes	—	—	18,216	2,893
Addition to valuation allowance	51,470	55,041	74,944	11,907

Taxation for the year	198,017	535,995	1,188,861	188,891

Effective tax rate	11.76%	13.20%	15.22%	15.22%
Basic earnings per share for Class A and Class B ordinary shares effect of tax exemptions and reductions inside the PRC	7.48	15.34	18.64	2.96

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

11.	INCOME TAXES (CONTINUED)

The Company’s effective tax rate increased in fiscal year 2011 compared with 2010, primarily due to the increase of the EIT rates for Baidu China, which increased from 11% to 24%.

The tax effects of temporary differences that give rise to the deferred tax balances at December 31, 2010 and 2011 are as follows:

	(254,919)	(254,919)	(254,919)
	December 31,
	2010	2011	2011
	RMB	RMB	US$
	(In thousands)
Provision for doubtful receivables	1,964	2,586	411
Fixed assets depreciation	41,089	36,274	5,763
Net operating loss carry-forward	173,644	248,790	39,529
Accrued expenses, payroll and others	80,592	140,805	22,372

Deferred tax assets	297,289	428,455	68,075
Valuation allowance	(179,959)	(254,919)	(40,503)

Deferred tax assets, net	117,330	173,536	27,572

	(254,919)	(254,919)	(254,919)
	December 31,
	2010	2011	2011
	RMB	RMB	US$
	(In thousands)

Intangible assets arising from business combinations	—	131,629	20,914

Deferred tax liabilities	—	131,629	20,914

The Company does not believe that sufficient positive evidence exists to conclude that the recoverability of Baidu Japan’s net deferred tax assets is more likely than not to be realized. Consequently, the Company has provided full valuation allowances of RMB226.45 million on the related net deferred tax assets.

As of December 31, 2011, the Company had net operating losses of approximately RMB734.10 million (US$116.64 million) primarily from Baidu Japan, Baidu HK and Baidu HR, which can be carried forward after certain reconciliation per tax regulation to offset future net profit for income tax purposes. The Japan net operating loss will expire beginning 2015; the PRC net operating loss will expire beginning 2017; and the Hong Kong net operating loss can be carried forward without an expiration date.

The Company has evaluated its income tax uncertainty under ASC 740-10. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income. As of December 31, 2011, there is no significant tax uncertainty impact on the Company’s financial position and result of operations.

The Company did not provide for deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries as of December 31, 2010 and 2011 on the basis of its intent to permanently reinvest foreign subsidiaries’ earnings. If these foreign earnings were to be repatriated in the future, the

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

11.	INCOME TAXES (CONTINUED)

related tax liability may be reduced by any foreign income taxes previously paid on these earnings. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable. In the case of its VIEs, undistributed earnings were insignificant as of each of the balance sheet dates.

In general, the PRC and Japanese tax authorities have up to five and seven years respectively to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2007-2011 and the Japanese subsidiary’s tax years 2007-2011 remain open to examination by the respective taxing jurisdictions.

12	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amounts for such employee benefits, which were expensed as incurred, were RMB141.84 million, RMB218.88 million and RMB381.74 million (US$60.65 million) for the years ended December 31, 2009, 2010 and 2011, respectively.

13.	COMMITMENTS AND CONTINGENCIES

Capital commitments

The Company’s capital commitments relate primarily to commitments on land use rights for an Internet data center and computer equipment. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB324.10 million (US$51.49 million) as of December 31, 2011. All of these capital commitments are to be fulfilled within the next year.

Operating lease commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Total rental expense under all operating leases was RMB84.43 million, RMB76.87 million and RMB137.08 million (US$21.78 million) for the years ended December 31, 2009, 2010 and 2011, respectively.

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following at December 31, 2011:

	RMB	US$
	(In thousands)
2012	498,853	79,260
2013	379,692	60,327
2014	242,967	38,603
2015	183,288	29,122
2016	145,527	23,122
Thereafter	47,635	7,568

	1,497,962	238,002

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

13.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

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

Historically, the Company has not been required to make payments related to these obligations, and the fair value for these obligations is zero in the consolidated balance sheets as of December 31, 2010 and 2011.

Baidu Online has unconditionally guaranteed the repayment of RMB-denominated bank loans from Export-Import Bank of China and related interest and fees of Baidu Netcom. The guarantees continue until the loans, including accrued interest and fees, have been repaid in full. These guarantees expire in 2012. The maximum exposure to the Company under this commitment is RMB140.00 million (US$ 22.24 million) as of December 31, 2011 and is limited to the sum of unpaid principal and interest, as well as other related expenses.

Litigation

Baidu Netcom, Baidu China, Baidu Online and Baidu Times were involved in certain cases pending in various PRC courts and arbitration as of December 31, 2011. These cases include copyright infringement cases, unfair competition cases, and defamation cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could result in a loss of revenue or otherwise harm the business of the Company.

For many proceedings, the Company is currently unable to estimate the reasonably possible loss or a range of reasonably possible losses as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Company believes that such matters, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material adverse effect on the Company’s consolidated results of operations, financial position and cash flows. With respect to the limited number of proceedings, for which the Company was able to estimate the reasonably possible losses or the range of reasonably possible losses, such estimated loss amounts were immaterial.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

14.	REDEEMABLE NONCONTROLLING INTERESTS

	RMB	US$
	(In thousands)

Balance at December 31, 2010	—	—
Acquisition of Qunar (Note 3)	942,004	149,669
Equity issuance of subsidiaries (1)	3,261	518
Current losses	(10,284)	(1,634)
Other comprehensive loss	(995)	(158)
Share-based compensation	1,992	317

Balance at December 31, 2011	935,978	148,712

(1)	In December 2011, NTT DOCOMO, Inc. (“DCM”) subscribed with cash new ordinary shares of B.D. Mobile representing 6.98% of its equity interest. The newly issued ordinary shares could be redeemed upon occurrence of certain events that are not solely within the control of B.D. Mobile and are accounted for as redeemable noncontrolling interests.

15.	SHAREHOLDERS’ EQUITY

Ordinary shares

Upon completion of the Company’s initial public offering (“IPO”) in August 2005, 16,648,877 Class B Ordinary shares were issued upon conversion of all convertible preferred shares. In addition, immediately following the closing of the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital consisted of 870,400,000 ordinary shares at a par value of US$0.00005 per share, of which 825,000,000 shares were designated as Class A ordinary shares, 35,400,000 as Class B ordinary shares, and 10,000,000 shares designated as preferred shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. There were 419,654, 650,000 and 1,332 Class B ordinary shares transferred to Class A ordinary shares in 2009, 2010 and 2011, respectively.

As of December 31, 2011 there were 27,111,117 and 7,803,000 Class A and Class B ordinary shares outstanding, respectively. As of December 31, 2010 and 2011, there were no preferred shares issued and outstanding.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

15.	SHAREHOLDERS’ EQUITY (CONTINUED)

Retained earnings (continued)

reported in their PRC statutory accounts. Each of the Company’s subsidiaries is required to allocate at least 10% of its after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors of the Company’s subsidiaries.

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

	December 31,
	2010	2011	2011
	RMB	RMB	US$
	(In thousands)

PRC statutory reserve funds	238,107	249,880	39,702
Unreserved retained earnings	6,727,590	13,354,454	2,121,809

	6,965,697	13,604,334	2,161,511

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid up capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of VIEs in which the Company has no legal ownership, totaling approximately RMB1.15 billion and RMB1.22 billion (US$0.19 billion) as of December 31, 2010 and 2011, respectively.

Furthermore, cash transfers from the Company’s PRC subsidiaries to its subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

16.	EARNINGS PER SHARE (“EPS”)

On April 28, 2010, the Company announced a change in the ratio of its American depositary shares (“ADSs”) representing Class A ordinary shares from one ADS for one share to ten ADSs for one share, effective on May 12, 2010. For Baidu’s ADS holders, this ratio change has the same effect as ten-for-one ADS split.

The following table sets forth the computation of basic and diluted net income attributable to Baidu, Inc. per share for Class A and Class B ordinary shares.

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares, per share and per ADS data)

	For the years ended December 31,
	2009		2010		2011
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Earnings per share – basic:
Numerator
Allocation of net income attributable to Baidu, Inc.	1,107,191	377,913	2,690,712	834,456	5,153,755	818,849	1,484,882	235,924
Denominator
Weighted average ordinary shares outstanding	25,773,592	8,797,198	26,566,454	8,238,907	27,086,098	27,086,098	7,803,952	7,803,952

Denominator used for earnings per share	25,773,592	8,797,198	26,566,454	8,238,907	27,086,098	27,086,098	7,803,952	7,803,952
Earnings per share - basic	42.96	42.96	101.28	101.28	190.27	30.23	190.27	30.23

Earnings per share – diluted:
Numerator
Allocation of net income attributable to Baidu, Inc. for diluted computation	1,107,067	378,037	2,693,365	831,803	5,156,846	819,340	1,481,791	235,433
Reallocation of net income attributable to Baidu, Inc. as a result of conversion of Class B to Class A shares	378,037	—	831,803	—	1,481,791	235,433	—	—

Allocation of net income attributable to Baidu, Inc.	1,485,104	378,037	3,525,168	831,803	6,638,637	1,054,773	1,481,791	235,433
Denominator
Weighted average ordinary shares outstanding	25,773,592	8,797,198	26,566,454	8,238,907	27,086,098	27,086,098	7,803,952	7,803,952
Conversion of Class B to Class A ordinary shares	8,797,198	—	8,238,907	—	7,803,952	7,803,952	—	—
Share-based awards	205,576	55,210	112,474	350	72,781	72,781	—	—

Denominator used for earnings per share	34,776,366	8,852,408	34,917,835	8,239,257	34,962,831	34,962,831	7,803,952	7,803,952
Earnings per share - diluted	42.70	42.70	100.96	100.96	189.88	30.17	189.88	30.17

Earnings per ADS:
Denominator used for earnings per ADS - basic	257,735,920	—	265,664,540	—	270,860,980	270,860,980	—	—
Denominator used for earnings per ADS - diluted	347,763,660	—	349,178,350	—	349,628,310	349,628,310	—	—
Earnings per ADS - basic	4.30	—	10.13	—	19.03	3.02	—	—

Earnings per ADS - diluted	4.27	—	10.10	—	18.99	3.02	—	—

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

17.	SHARE-BASED AWARDS PLAN

Baidu, Inc.

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

Under the 2008 Plan, the exercise price per share subject to an option may be amended or adjusted at the discretion of the compensation committee, the determination of which would be final, binding and conclusive. To the extent not prohibited by applicable laws or exchange rules, a downward adjustment of the exercise prices would be effective without the approval of the Company’s shareholders or the approval of the affected grantees. If the Company grants an ISO to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of the Company’s share capital, the exercise price cannot be less than 110% of the fair market value of the Company’s ordinary shares on the date of that grant.

Starting from February 15, 2006, the Company has granted restricted Class A ordinary shares (“Restricted Shares”) of the Company. Terms for Restricted Shares are the same as share options except that Restricted Shares do not require exercise and have a two to four years vesting term.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

17.	SHARE-BASED AWARDS PLAN (CONTINUED)

Baidu, Inc. (continued)

The following table summarizes the option activity for the year ended December 31, 2011:

	Number of shares	Weighted average exercise price (US$)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$) (In thousands)
Share options
Outstanding, December 31, 2010	99,175	237.99	2.57	72,164
Granted	12,748	1,218.68
Exercised	(37,330)	105.57
Forfeited/Cancelled	(2,594)	511.19
Expired	—	—

Outstanding, December 31, 2011	71,999	470.45	2.62	51,539

Vested and expected to vest at December 31, 2011	67,258	460.47	2.59	48,782

Exercisable at December 31, 2011	37,991	254.67	2.06	34,573

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2011 and the exercise price.

Total intrinsic value of options exercised for the three years ended December 31, 2009, 2010 and 2011 was RMB340.13 million, RMB263.97 million and RMB275.86 million (US$43.83 million), respectively.

As of December 31, 2011, there was RMB53.09 million (US$8.43 million) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.53 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

As of December 31, 2011, there was RMB328.42 million (US$52.18 million) unrecognized share-based compensation cost related to restricted shares. That deferred cost will be recognized over a weighted-average vesting period of 2.89 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

The fair value of each option award was estimated on the date of grant using the Black-Scholes-Merton valuation model. The volatility assumption was estimated based on implied volatility and historical volatility of the Company’s share price applying the guidance provided by ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall. The Company considered the comparable data in 2008 because the Company had limited relevant historical information to support the expected volatility assumption as the Company has been a public company only since August 2005. The Company begins to estimate the volatility assumption solely based on its historical information since 2009. Assumptions about the expected term were based on the vesting and contractual terms and employee demographics. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

17.	SHARE-BASED AWARDS PLAN (CONTINUED)

Baidu, Inc. (continued)

The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

	2009	2010	2011

Risk-free interest rate	1.18%	0.61%~1.13%	0.31%~1.03%
Dividend yield	—	—	—
Expected volatility range	85.43%	64.76%~69.70%	48.20%~61.58%
Weighted average expected volatility	85.43%	68.12%	58.27%
Expected life (in years)	2.65	2.65~2.66	2.66~3.00

In addition, the Company recognizes share-based compensation expense net of an estimated forfeiture rate and therefore only recognizes compensation cost for those shares expected to vest over the service period of the award. The estimation of the forfeiture rate is based primarily upon historical experience of employee turnover. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the year of revision, as well as in following years. During the year ended December 31, 2011, the estimated forfeiture rate increased for the employee group in accordance with the changes in historical employee turnover rates.

The exercise price of options granted during the years 2009, 2010, and 2011 equaled the market price of the ordinary shares on the grant date. The weighted-average grant-date fair value of options granted during the years 2009, 2010, and 2011 was US$94.10, US$279.69, and US$432.68, respectively.

Restricted shares

Restricted shares activity for the year ended December 31, 2011 was as follows:

	Number of shares	Weighted average grant date fair value(US$)
Restricted shares
Unvested, December 31, 2010	49,617	643.22
Granted	40,558	1,372.90
Vested	(27,115)	535.64
Forfeited	(6,838)	972.08
Unvested, December 31, 2011	56,222	1,181.49

The total fair value of the restricted shares vested during the years ended December 31, 2009, 2010 and 2011 was RMB201.83 million, RMB237.71 million, RMB198.77 million (US$31.58 million), respectively.

Qunar Cayman Islands Limited

In November 2007, Qunar adopted an equity incentive plan (the “2007 Plan”). Under the 2007 plan, Qunar may grant options to its employees, directors and consultants to purchase an aggregate of no more than 9,600,140 ordinary shares of Qunar. Under the terms of the 2007 Plan, the exercise price of any option is at least 100% of the fair market value per share on the date of grant but in no circumstances less than the par value per share. These options generally vest over two to four years with a contractual life of 10 years from the date of grant.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

17.	SHARE-BASED AWARDS PLAN (CONTINUED)

Qunar Cayman Islands Limited (continued)

In connection with the investment of Baidu, Inc., Qunar amended the 2007 Plan by 1) increasing the number of shares available for issuance to 26,060,000; and 2) allowing the Board of Directors of Qunar to determine the exercise price of any option at its sole discretion.

The above ordinary shares available for issuance account for an insignificant part of Qunar’s total outstanding ordinary shares.

In addition, Qunar recognizes share-based compensation expense net of an estimated forfeiture rate and therefore only recognizes compensation cost for those shares expected to vest over the requisite service period of the award. The total fair value of shares vested from Baidu, Inc.’s acquisition on July 20, 2011 to December 31, 2011 was RMB5.02 million (US$0.79 million). As of December 31, 2011, there was RMB37.91 million (US$6.02 million) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.72 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation. The impact of Qunar’s option plan is not significant to the Company.

The following table summarizes total compensation cost recognized:

	For the years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(In thousands)

Cost of revenues	6,374	6,302	7,527	1,196
Selling, general and administrative	38,681	36,811	50,012	7,946
Research and development	41,263	50,623	94,489	15,013
Recognized as part of internal-used software	1,217	226	1,700	270

	87,535	93,962	153,728	24,425

18.	RELATED PARTY TRANSACTIONS

The amounts due from related parties mainly represent amounts in connection with advertising services provided and borrowings provided by the Company to its equity investees. The amounts due from the equity investees are unsecured and repayable on contract terms, which arose in the ordinary course of business.

The amounts due to related parties represent unsecured and interest free loans provided by the Company’s equity investees, which arose in the ordinary course of business.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

19.	SEGMENT REPORTING

The Company has only one single operating segment. The Company’s revenue and long-lived assets are primarily derived from and located in the PRC. The Company has only minimal operations in Japan and other countries.

The following table sets forth revenues by geographic area:

	For the years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(In thousands)

Revenues:
PRC	4,441,580	7,898,805	14,444,636	2,295,022
Non-PRC	6,196	16,269	56,150	8,921

	4,447,776	7,915,074	14,500,786	2,303,943

The following table sets forth long-lived assets by geographic area:

	December 31,
	2010	2011	2011
	RMB	RMB	US$
	(In thousands)

Long-lived assets:
PRC	1,785,511	5,497,068	873,396
Non-PRC	45,872	180,321	28,650

	1,831,383	5,677,389	902,046

20.	FAIR VALUE MEASUREMENT

ASC subtopic 820-10 (“ASC 820-10”), Fair Value Measurements and Disclosures: Overall, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Include other inputs that are directly or indirectly observable in the marketplace

Level 3—Unobservable inputs which are supported by little or no market activity

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

20.	FAIR VALUE MEASUREMENT (CONTINUED)

Assets and liabilities measured at fair value on a recurring basis

In accordance with ASC 820-10, the Company measures cash equivalents and debt and equity securities, including held-to-maturity and available-for-sale securities, at fair value. Cash equivalents are valued using quoted market prices. The fair values of the Company’s held-to-maturity securities and available-for-sale securities are determined based on the discounted cash flow model using the discount curve of market interest rates.

Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair value measurement at December 31, 2010 using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value at December 31, 2010
	RMB	RMB	RMB	RMB

Cash equivalents:
Time deposits	3,905,479	—	—	3,905,479
Money market fund	993,047	—	—	993,047
Short-term investments:
Held-to-maturity securities
Fixed-rate investments	—	375,234	—	375,234
Long-term investments
Available-for-sale securities	—	—	24,814	24,814

	4,898,526	375,234	24,814	5,298,574

	Fair value measurement at December 31, 2011 using			Total fair value at December 31, 2011
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB	US$

Cash equivalents:
Time deposits	2,419,726	—	—	2,419,726	384,456
Money market fund	192,324	—	—	192,324	30,557
Short-term investments:
Held-to-maturity securities
Fixed-rate investments	—	9,834,275	—	9,834,275	1,562,509
Adjustable-rate investments	—	100,027	—	100,027	15,893
Available-for-sale securities	—	102,682	—	102,682	16,314

	2,612,050	10,036,984	—	12,649,034	2,009,729

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

20.	FAIR VALUE MEASUREMENT (CONTINUED)

Assets and liabilities measured at fair value on a recurring basis (continued)

The following table presents a reconciliation for the Company’s assets measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3) for the year ended December 31, 2011 (in thousands):

	Significant unobservable inputs (Level 3)
	RMB	US$
Balance at December 31, 2010	24,814	3,942
Settlements	(24,814)	(3,942)
Change in unrealized gain (loss) included in other comprehensive income	—	—

Balance at December 31, 2011	—	—

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

In the year ended December 31, 2011, certain cost and equity method investments (Note 4), goodwill (Note 8) and intangible assets (Note 8) were measured using significant unobservable inputs (Level 3) and written down from their carrying amounts to fair value of nil, with impairment charges incurred and included in earnings for the year.

21.	SUBSEQUENT EVENTS

On February 8, 2012, the Company received a government subsidy for the cloud computing and open service platform project at the amount of RMB150 million (US$23.83 million), part of the total amount to be granted at RMB400 million (US$63.55 million). The subsidy is recognized as a liability when received and will be released to other operating income when certain conditions are met.