Form 20-F/A
period 2011-12-31
Baidu, Inc.
filed 2012-09-06
CIK 1329099

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

EXPLANATORY NOTE	2
Item 19. Exhibits	3
SIGNATURES

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2011, originally filed with the Securities and Exchange Commission on March 29, 2012 (the “2011 Form 20-F”), is being filed solely to file a new Exhibit 4.83, and re-file Exhibit 4.58 to correct the translation of an entity’s name.

This Amendment No. 1 speaks as of the filing date of the 2011 Form 20-F on March 29, 2012. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2011 Form 20-F or reflect any events that have occurred since March 29, 2012.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing as exhibits to this Amendment No. 1 the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 99.2 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 1 of the prospectus filed with the Securities and Exchange Commission on January 5, 2009 pursuant to Rule 424(b)(3) under the Securities Act)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of Amendment No. 5 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on August 2, 2005)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.1	Second Amended and Restated Shareholders Agreement dated June 9, 2004 among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.2	2000 Option Plan (amended and restated effective December 16, 2008) (incorporated by reference to Exhibit 99.3 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

4.3	2008 Share Incentive Plan (incorporated by reference to Exhibit 99.4 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

4.4	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.5	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.6*	Translation of Exclusive Technology Consulting and Services Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom and the supplementary agreement dated April 22, 2010

4.7

Translation of Business Cooperation Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.3 of our Registration Statement on Form F-1 (file no. 333-126534)

filed with the Securities and Exchange Commission on July 12, 2005)

4.8	Translation of Operating Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.9	Translation of Software License Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.5 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

Exhibit Number	Description of Document

4.10	Translation of Trademark License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated January 18, 2005 (incorporated by reference to Exhibit 99.6 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.11	Translation of Domain Name License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 99.7 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.12	Translation of Web Layout Copyright License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 99.8 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.13	Translation of Proxy Agreement dated August 9, 2004 among Baidu Online, Baidu Netcom, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.9 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.14	Translation of Equity Pledge Agreement dated March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.10 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.15	Translation of Exclusive Equity Purchase Option Agreement dated March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.11 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.16*	Translation of Loan Agreement dated March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.12 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005) and the Supplementary Agreement among Baidu Online, Baidu Netcom, Robin Yanhong Li, Eric Yong Xu and Haoyu Shen dated January 11, 2011

4.17	Translation of Form of Irrevocable Powers of Attorney issued by the shareholders of Baidu Netcom (incorporated by reference to Exhibit 99.13 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.18	Translation of the form of Technology Consulting and Services Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.19	Translation of the form of Operating Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.20	Translation of the form of Web Layout Copyright License Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

Exhibit Number	Description of Document

4.21	Translation of the form of Proxy Agreement among Baidu Online, a consolidated affiliated PRC entity and the shareholders of the consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.22 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.22	Translation of the form of Equity Pledge Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.23	Translation of the form of Exclusive Equity Purchase Option Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.24	Translation of the form of Loan Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.25*	Translation of the Supplementary Agreement to Exclusive Technology Consulting and Services Agreement dated June 23, 2006 between Baidu Online and Beijing Perusal, dated April 22, 2010

4.26	Translation of the Operating Agreement dated June 23, 2006 between Baidu Online, Beijing Perusal, Jiping Liu and Yazhu Zhang and the supplementary agreement dated April 22, 2010 (incorporated by reference to Exhibit 4.26 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.27	Translation of the Webpage Layout Copyright License Agreement dated June 23, 2006 between Baidu Online and Beijing Perusal (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.28	Translation of the Proxy Agreement dated June 23, 2006 among Jiping Liu, Yazhu Zhang and Baidu Online (incorporated by reference to Exhibit 4.28 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.29*	Translation of the Amended and Restated Equity Pledge Agreements between Baidu Online and Yazhu Zhang, and between Baidu Online and Jiping Liu, both dated January 16, 2012

4.30*	Translation of the Amended and Restated Equity Purchase Option Agreements between Baidu Online, Jiping Liu and Beijing Perusal, and between Baidu Online, Yazhu Zhang and Beijing Perusal, both dated January 16, 2012

4.31	Translation of Irrevocable Powers of Attorney issued by Jiping Liu and Yazhu Zhang, the shareholders of Beijing Perusal, both dated June 23, 2006 (incorporated by reference to Exhibit 4.31 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.32*	Translation of the Amended and Restated Loan Agreements between Baidu Online and Jiping Liu and between Baidu Online and Yazhu Zhang, both dated January 16, 2012

4.33	Translation of the Technology Consulting and Services Agreement dated February 28, 2008 between Baidu Online and BaiduPay and the supplementary agreement dated April 22, 2010 (incorporated by reference to Exhibit 4.33 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

Exhibit Number	Description of Document

4.34	Translation of the Operating Agreement dated February 28, 2008 between Baidu Online, BaiduPay, Jun Yu and Beijing Netcom and the supplementary agreement dated April 22, 2010 (incorporated by reference to Exhibit 4.34 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.35	Translation of the Webpage Layout Copyright License Agreement dated February 28, 2008 between Baidu Online and BaiduPay (incorporated by reference to Exhibit 4.35 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.36	Translation of the Proxy Agreement between Hu Cai and Baidu Online, dated March 5, 2010 (incorporated by reference to Exhibit 4.36 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.37	Translation of the Equity Pledge Agreement between Baidu Online and Hu Cai, dated March 5, 2010 (incorporated by reference to Exhibit 4.37 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.38	Translation of the Exclusive Equity Purchase Option Agreement between Baidu Online, Hu Cai and BaiduPay, dated March 5, 2010 (incorporated by reference to Exhibit 4.38 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.39	Translation of Irrevocable Powers of Attorney issued by Hu Cai, the individual shareholder of BaiduPay, dated March 5, 2010 (incorporated by reference to Exhibit 4.39 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.40	Translation of the Loan Agreement between Baidu Online and Hu Cai, dated March 5, 2010 (incorporated by reference to Exhibit 4.40 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.41	Translation of the Technology Consulting and Services Agreement dated December 28, 2010 between Baidu HR and Baidu Online (incorporated by reference to Exhibit 4.41 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.42	Translation of the Operating Agreement dated December 28, 2010 between Baidu HR, Baidu Online and Robin Yanhong Li (incorporated by reference to Exhibit 4.42 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.43	Translation of the Proxy Agreement between Robin Yanhong Li and Baidu Online dated December 28, 2010 (incorporated by reference to Exhibit 4.43 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.44	Translation of the Equity Pledge Agreement between Robin Yanhong Li and Baidu Online dated December 28, 2010 (incorporated by reference to Exhibit 4.44 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.45	Translation of the Exclusive Equity Purchase Option Agreement between Baidu HR, Baidu Online and Robin Yanhong Li dated December 28, 2010 (incorporated by reference to Exhibit 4.45 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.46	Translation of the Loan Agreement between Baidu Online and Robin Yanhong Li dated December 28, 2010 (incorporated by reference to Exhibit 4.46 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

Exhibit Number	Description of Document

4.47	Translation of the Trademark Transfer Agreement between Baidu Online and Baidu Netcom dated March 1, 2010 (incorporated by reference to Exhibit 4.47 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.48	Translation of the supplementary agreements dated March 11, 2010 and April 22, 2010 to the Software License Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 4.48 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.49	Translation of the supplementary agreements dated March 1, 2010 and April 22, 2010 to the Trademark License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated January 18, 2005 (incorporated by reference to Exhibit 4.49 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.50	Translation of the supplementary agreement dated March 1, 2010 to the Web Layout Copyright License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 4.50 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.51	Translation of the supplementary agreement dated April 22, 2010 to the Operating Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 4.51 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.52	Translation of the supplementary agreement dated March 1, 2010 to the Domain Name License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 4.52 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.53	Translations of the supplementary agreement dated April 22, 2010 to the Exclusive Equity Purchase Option Agreement dated March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 4.53 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.54	Translation of the Baidu Pay-for-Performance Distributors Management Agreement between Baidu Online and Baidu Netcom dated December 22, 2010 (incorporated by reference to Exhibit 4.54 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.55*	Translation of the supplementary agreement by and among Baidu Online, Beijing Perusal, Jiping Liu and Yazhu Zhang dated September 6, 2011

4.56*	Translation of the supplementary agreement to the Exclusive Technology Consulting and Services Agreement between Baidu HR and Baidu Online dated September 6, 2011

4.57*	Translation of the supplementary agreement to the Operating Agreement by and among Baidu Online, Robin Yanhong Li, Badu HR and Baidu Netcom dated September 6, 2011

4.58**	Translation of the Termination Agreement to the Proxy Agreement between Robin Yanhong Li and Baidu Online dated September 6, 2011

4.59*	Translation of the Proxy Agreement among Baidu Netcom, Baidu Online and Baidu HR dated September 6, 2011

4.60*	Translation of the supplementary agreement to the Equity Pledge Agreement by and among Robin Yanhong Li, Baidu Netcom and Baidu Online dated September 6, 2011

Exhibit Number	Description of Document

4.61*	Translation of the supplementary agreement to the Equity Pledge Agreement between Baidu Netcom and Baidu Online dated September 6, 2011

4.62*	Translation of the supplementary agreement to the Exclusive Equity Purchase Option Agreement by and among Baidu Online, Robin Yanhong Li, Baidu HR and Baidu Netcom dated September 6, 2011

4.63*	Translation of Loan Agreement dated February 10, 2006 between Baidu Online and Robin Yanhong Li

4.64*	Translation of Loan Agreement dated March 6, 2008 between Baidu Online and Robin Yanhong Li

4.65*	Translation of the supplementary agreement to the Loan Agreement by and among Robin Yanhong Li, Baidu Netcom and Baidu Online dated September 6, 2011

4.66*	Translation of the supplementary agreement by and among Baidu Online, Baidu HR and Baidu Netcom dated September 6, 2011

4.67*	Translation of the supplementary agreement to the Trademark License Agreement between Baidu Online and Baidu Netcom dated January 30, 2011

4.68*	Translation of the supplementary agreement to the Software License Agreement between Baidu Online and Baidu Netcom dated January 30, 2011

4.69*	Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and Baidu Netcom dated January 30, 2011

4.70*	Translation of the supplementary agreement to the Business Cooperation Agreement between Baidu Online and Baidu Netcom dated January 30, 2011

4.71*	Translation of the supplementary agreement to the Domain Name License Agreement between Baidu Online and Baidu Netcom dated January 30, 2011

4.72*	Translation of the Supplementary Agreement to the Amended and Restated Loan Agreement by and among Baidu Online, Robin Yanhong Li, Haoyu Shen and Zhan Wang dated August 26, 2011

4.73*	Translation of the Supplementary Agreement to the Amended and Restated Equity Pledge Agreement by and among Baidu Online, Robin Yanhong Li, Haoyu Shen and Zhan Wang dated August 26, 2011

4.74*	Translation of the Equity Pledge Agreement between Baidu Online and Robin Yanhong Li dated December 1, 2011

4.75*	Translation of the Supplementary Agreement by and among Baidu Online, Baidu Netcom, Robin Yanhong Li and Zhan Wang dated September 6, 2011

4.76*	Translation of the Supplementary Agreement to the Amended and Restated Equity Purchase Option Agreement and its Supplementary Agreement among Baidu Online, Robin Yanhong Li, Haoyu Shen, Baidu Netcom and Zhan Wang dated August 26, 2011

4.77*	Translation of the Supplementary Agreement to the Operating Agreement and its Supplementary Agreement among Baidu Online, Baidu Netcom, Robin Yanhong Li, Haoyu Shen and Zhan Wang dated August 26, 2011

4.78*	Translation of the Proxy Agreement among Robin Yanhong Li, Zhan Wang and Baidu Online dated August 26, 2011

4.79*	Translation of Supplementary Agreement among Baidu Online, BaiduPay, Baidu Netcom and Hu Cai dated September 6, 2011

4.80*	Translation of the Supplementary Agreement to Exclusive Technology Consulting and Services Agreement between Baidu Online and BaiduPay dated September 6, 2011

4.81*	Ordinary Shares Purchase Agreement between Qunar Cayman Islands Limited and Baidu Holdings Limited dated June 24, 2011.

4.82*	Credit Facility Agreement by and among Baidu, Inc., Goldman Sachs (Asia) L.L.C. and The Bank of New York Mellon, Hong Kong Branch dated July 14, 2011

Exhibit Number	Description of Document

4.83**	Translation of the Loan Agreement between Baidu Online and Hu Cai dated April 27, 2010

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.14 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

12.1**	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Ernst & Young Hua Ming

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed or furnished with the Annual Report on Form 20-F on March 29, 2012.
**	Filed with this Amendment No. 1 to the Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

Baidu, Inc.

By:	/s/ Robin Yanhong Li
Name: Robin Yanhong Li
Title: Chairman and Chief Executive Officer

Date: September 6, 2012