Form 20-F
period 2012-12-31
Baidu, Inc.
filed 2013-03-27
CIK 1329099

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012.

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

Jennifer Xinzhe Li, Chief Financial Officer

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

27,202,710 Class A ordinary shares and 7,763,000 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2012.

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

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•

“we,” “us,” “our company,” “our,” or “Baidu” refers to Baidu, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated affiliated entities in China, including but not limited to Beijing Baidu Netcom Science Technology Co., Ltd., or Baidu Netcom;

•

“user traffic” or “traffic” refers generally to page views and the reach of a website, with “page views” measuring the number of web pages viewed by internet users over a specified period of time except that multiple page views of the same page viewed by the same user on the same day are counted only once, and “reach” measuring the number of internet users and typically expressed as the percentage of all internet users who visit a given website;

•	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares;

•

“ADSs” refers to our American depositary shares, and we effected a change of the ADS to Class A ordinary share ratio from 1 ADS representing 1 Class A ordinary share to 10 ADSs representing 1 Class A ordinary share on May 12, 2010, which has the same effect as a 10-for-1 ADS split;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to attract and retain users and customers and generate revenue and profit from our customers;

•	our ability to retain key personnel and attract new talents;

•	competition in the internet search, online marketing and other businesses in which we engage;

•	the outcome of ongoing or any future litigation, including those relating to intellectual property rights;

•	PRC governmental regulations and policies relating to the internet and internet search providers and to the implementation of a corporate structure involving variable interest entities in China.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3D. Key Information—Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheets data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2008 and 2009 and the selected consolidated balance sheets data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Years Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands except per share and per ADS data)
Consolidated Statements of Comprehensive Income Data
Revenues:
Online marketing services	3,194,461	4,445,310	7,912,869	14,489,767	22,245,643	3,570,672
Other services	3,791	2,466	2,205	11,019	60,383	9,692

Total revenues	3,198,252	4,447,776	7,915,074	14,500,786	22,306,026	3,580,364

Operating costs and expenses:
Cost of revenues	(1,155,457)	(1,616,236)	(2,149,288)	(3,896,883)	(6,448,545)	(1,035,063)
Selling, general and administrative	(659,804)	(803,988)	(1,088,980)	(1,692,810)	(2,501,336)	(401,492)
Research and development	(286,256)	(422,615)	(718,038)	(1,334,434)	(2,304,825)	(369,950)

Total operating costs and expenses	(2,101,517)	(2,842,839)	(3,956,306)	(6,924,127)	(11,254,706)	(1,806,505)

Operating profit	1,096,735	1,604,937	3,958,768	7,576,659	11,051,320	1,773,859

Interest income	48,573	44,818	103,096	418,201	866,465	139,077
Interest expense	(896)	(12,157)	(35,975)	(82,551)	(107,857)	(17,312)
Loss from equity method investments	—	(229)	(8,965)	(179,408)	(294,229)	(47,227)
Other income, net, including exchange gains or losses	19,767	45,752	44,239	76,278	449,738	72,188

Income before income taxes	1,164,179	1,683,121	4,061,163	7,809,179	11,965,437	1,920,585

Taxation	(116,071)	(198,017)	(535,995)	(1,188,861)	(1,574,159)	(252,670)
Net income	1,048,108	1,485,104	3,525,168	6,620,318	10,391,278	1,667,915

Less: Net loss attributable to noncontrolling interests	—	—	—	(18,319)	(64,750)	(10,393)

Net income attributable to Baidu, Inc.	1,048,108	1,485,104	3,525,168	6,638,637	10,456,028	1,678,308

	For the Years Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands except per share and per ADS data)
Net income attributable to Baidu, Inc. per Class A ordinary share, per Class B ordinary share(1)
Basic	30.63	42.96	101.28	190.27	298.62	47.93

Diluted	30.19	42.70	100.96	189.88	298.29	47.88

Net income attributable to Baidu, Inc. per ADS
Basic	3.06	4.30	10.13	19.03	29.86	4.79

Diluted	3.02	4.27	10.10	18.99	29.83	4.79

(1)	As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted net income per Class A ordinary share and Class B ordinary share are the same for all the periods presented during which there were two classes of ordinary shares. The weighted average number of ordinary shares represents the sum of the weighted average number of Class A and Class B ordinary shares. Please see “Earnings per Share” under Note 17 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average numbers of Class A and Class B ordinary shares.

	As of December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	2,357,609	4,180,376	7,781,976	4,127,482	11,880,632	1,906,973
Restricted cash	4,562	19,513	38,278	483,387	395,029	63,407
Short-term investments	301,244	381,149	376,492	10,051,578	20,604,223	3,307,206
Total assets	3,937,991	6,156,975	11,048,439	23,340,541	45,668,890	7,330,360
Total liabilities	849,328	1,403,874	2,642,847	7,015,028	18,453,765	2,962,031
Total Baidu, Inc. shareholders’ equity	3,088,663	4,753,101	8,405,592	15,291,716	26,055,229	4,182,153
Total equity	3,088,663	4,753,101	8,405,592	15,389,535	26,181,842	4,202,476

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2301 to US$1.00, the noon buying rate in effect as of December 31, 2012. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On March 22, 2013, the noon buying rate was RMB6.2120 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
September	6.2848	6.3200	6.3489	6.2848
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March (through March 22, 2013)	6.2120	6.2165	6.2246	6.2117

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

In recent years, we have generated an increasing portion of our online marketing revenues from online advertising. We believe our large user base and traffic provide advertisers with a broad reach and optimal monetization results. However, we cannot assure you that we will be able to continue to attract new advertisers or retain our existing advertisers. If our advertisers determine that their expenditures on our websites do not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels such as television and outdoor media and reduce or discontinue business with us. Since most of our advertisers are not bound by long-term contracts, they may amend or terminate advertising arrangements with us easily without incurring liabilities. Failure to retain existing advertisers or attract new ones to advertise on our websites may materially and adversely affect our business, financial condition, results of operations and prospects.

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

We believe that our brand “Baidu” has contributed significantly to the success of our business. We also believe that maintaining and enhancing the “Baidu” brand is critical to increasing the number of our users, customers and Baidu Union members. We have conducted various marketing and brand promotion activities, but we cannot assure you that these activities will achieve the brand promotion effect expected by us. If we fail to maintain and further promote the “Baidu” brand, or if we incur excessive expenses in this effort, our business and results of operations may be materially and adversely affected. In addition, any negative publicity about our company, our products and services, our employees, our business practices, or our search results or the websites to which our search results link, regardless of its veracity, could harm our brand image and in turn adversely affect our business and results of operations.

We face significant competition and may suffer from loss of users and customers as a result.

We face significant competition in almost every aspect of our business, particularly from other companies that seek to provide internet search services to users and provide online marketing services to customers. In the Chinese internet search market, our main competitors include U.S.-based internet search providers providing Chinese language internet search services, such as Google, and China-based internet companies, such as Sohu,

Tencent, Alibaba and Qihoo 360. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance) and quantity (index size) of the search results, availability and ease of use of products and services, the number of customers, distribution channels and the number of associated third-party websites. Some of our competitors have significant financial resources, long operating histories and are experienced in attracting and retaining users and managing customers. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for users, customers, distributors, strategic partners and networks of third-party websites, investing more heavily in research and development and making acquisitions. If any of our competitors provides comparable or better Chinese language search experience, our user traffic could decline significantly. Any such decline in traffic could weaken our brand and result in loss of users and customers, which would have a material and adverse effect on our results of operations.

We also face competition from other types of advertising media, such as newspapers, magazines, yellow pages, billboards, other forms of outdoor media, television, radio and mobile applications. Large companies in China generally allocate, and may continue to allocate, most of their marketing budgets to traditional advertising media and only a small portion of their budgets to online marketing and other forms of advertising media. If these companies do not devote a larger portion of their marketing budgets to online marketing services provided by us, or if our existing customers reduce the amount they spend on online marketing, our results of operations and growth prospects could be adversely affected.

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

Our success depends on providing products and services to attract users and enable users to have a high-quality internet experience. In order to attract and retain users and compete against our competitors, we must continue to invest significant resources in research and development to enhance our internet search technology, improve our existing products and services and introduce additional high-quality products and services. If we are unable to anticipate user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users. Our results of operations may also suffer if our innovations do not respond to the needs of our users, are not appropriately timed with market opportunities or are not effectively brought to market. As search technology continues to develop and mobile devices and applications are increasingly used to access the internet, our competitors may be able to offer products and services that are, or that are perceived to be, substantially similar to or better than those provided by us. This may force us to expend significant resources in research and development and strategic investments and acquisitions in order to remain competitive.

If we fail to keep up with rapid changes in technologies and user behavior, our future success may be adversely affected.

Our future success will depend on our ability to respond to rapidly changing technologies, adapt our products and services to evolving industry standards and improve the performance and reliability of our products and services. Our failure to adapt to such changes could harm our business. In addition, changes in user behavior resulting from technological developments may also adversely affect us. For example, the number of people accessing the internet through mobile devices, including mobile phones, tablets and other hand-held devices, has increased in recent years, and we expect this trend to continue while 3G and more advanced mobile communications technologies are broadly implemented. If we fail to develop products and technologies that are compatible with all mobile devices and operating systems, or if the products and services we develop are not widely accepted and used by users of various mobile devices and operating systems, we may not be able to penetrate the mobile internet market. In addition, the widespread adoption of new internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or integrate our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive, our future success may be adversely affected.

Interruption or failure of our own information technology and communications systems or those of third-party service providers we rely upon could impair our ability to provide products and services, which could damage our reputation and harm our results of operations.

Our ability to provide products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could interrupt our services. Service interruptions could reduce our revenues and profits and damage our brand if our systems are perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, wars, earthquakes, floods, fires, power loss, telecommunications failures, undetected errors or “bugs” in our software, computer viruses, interruptions in access to our websites through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. In July 2011, our services were inaccessible to many users for approximately half an hour due to network failure.

Our servers, which are hosted at third-party or our own internet data centers, are vulnerable to break-ins, sabotage and vandalism. The occurrence of natural disaster or closure of an internet data center by a third-party provider without adequate notice could result in lengthy service interruptions. In addition, our domain names are resolved into internet protocol (IP) addresses by systems of third-party domain name registrars and registries. Any interruptions or failures of those service providers’ systems, which are beyond our control, could significantly disrupt our own services. In January 2010, some hackers gained access to a domain name registrar in the U.S., where the servers of our main domain name, Baidu.com, were recorded, and modified such records of ours. As a result, our internet search services were interrupted for approximately five hours. If we experience frequent or persistent system failures on our websites, whether due to interruptions and failures of our own information technology and communications systems or those of third-party service providers we rely upon, our reputation and brand could be severely harmed. The steps we take to increase the reliability and redundancy of our systems are expensive, may reduce our operating margin and may not be successful in reducing the frequency or duration of service interruptions.

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

Our search products and services link to materials in which third parties may claim ownership of trademarks, copyrights or other rights. In addition, as we adopt new technologies and roll out new products and services, we face the risk of being subject to intellectual property infringement claims that may arise from our use of new technologies and provision of new products and services. Our products and services including those based on cloud computing technology, such as Baidu WenKu and Baidu Post Bar, allow our users to upload written materials and pictures to our servers, or share, link to or otherwise provide access to audio, video and other contents from other websites. Although we have made commercially reasonable efforts to request all of our users to comply with applicable intellectual property laws, we cannot ensure that all of our users have the rights to upload or share these contents. In addition, Baidu Media Player, our audio and video player using point-to-point streaming media technology, enables users to play multimedia files, which may be protected by copyright or other intellectual property rights. We have been and may continue to be subject to copyright or trademark infringement and other related claims from time to time, in China and internationally.

We have been making continuous efforts to keep ourselves informed of and to comply with all applicable laws and regulations affecting our business. However, PRC laws and regulations are evolving, and uncertainties still exist with respect to the legal standards as well as the judicial interpretation of the standards for determining liabilities of internet search and other internet service providers for providing links to contents on third-party websites that infringe upon others’ copyrights or hosting such contents, or providing information storage space, file sharing technology or other internet services that are used by internet users to disseminate such contents. The Supreme People’s Court of China promulgated a judicial interpretation on infringement of the right of dissemination through internet in December 2012. This judicial interpretation, like certain court rulings and certain other judicial interpretations, provide that the courts will place the burden on internet service providers to remove not only links or contents that have been specifically mentioned in the notices of infringement from right holders, but also links or contents they “should have known” to contain infringing content. The interpretation further provides that where an internet service provider has directly obtained economic benefits from any contents made available by an internet user, it has a higher duty of care with respect to internet users’ infringement of third-party copyrights. This interpretation could subject us and other internet service providers to significant administrative burdens and litigation risks.

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

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operations of our business. We are currently named as a defendant in a number of copyright infringement suits in connection with our Baidu WenKu, Baidu Post Bar, Baidu Media Player and certain other search services. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” There is no guarantee that the competent courts will accept our defenses and rule in our favor. If there is a successful claim of infringement, we may be required to discontinue the infringing activities, pay substantial fines and damages and/or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation by third parties and/or negative publicity alleging our intellectual property infringement could have an adverse effect on our business, reputation, financial condition or results of operations. To address the risks relating to intellectual property infringement, we may have to substantially modify, limit or terminate some of our search services. Any such change could materially affect user experience and in turn have an adverse impact on our business.

We have been and may again be subject to claims based on the content found on our websites or the results in our paid search listings.

In addition to the content developed by ourselves and posted on our websites, our users are free to post information on Baidu Post Bar, Baidu Knows, Baidu Encyclopedia, Baidu WenKu and other sections of our websites, and our P4P customers may create text-based descriptions, image descriptions and other phrases to be used as text, image or keywords in our search listings. We have been and may continue to be subject to claims for defamation, negligence or other legal theories based on the content found on our websites, which, with or without merit, may result in diversion of management attention and financial resources and negative publicity on our brand and reputation. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Furthermore, if the content posted on our websites contains information that government authorities find objectionable, our websites may be shut down and we may be subject to other penalties. See “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and subject us to liability for information displayed on or linked to our websites, and negative publicity in international media.”

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content posted on our websites to ensure that such content is fair and accurate and in compliance with applicable law. In addition, where a special government review is required for specific categories of advertisements before posting, we are obligated to confirm that such review has been performed and approval has been obtained. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Advertisements.” Our P4P services are not subject to PRC advertising laws and regulations, because PRC laws and regulations and administrative authorities currently do not classify P4P services as a form of online advertising. However, if P4P services are classified as a form of online advertising in the future, we would be obligated to examine the content of our P4P customers’ listings on our websites as required by PRC advertising laws and regulations, which could be very burdensome, and we may have to stop posting certain categories of listings on our websites or otherwise cease our P4P services for certain categories of customers. If advertisements shown on our websites are in violation of relevant PRC advertising laws and regulations, or if the supporting documentation and government approvals provided to us by our advertising clients in connection with the advertising content are not complete or accurate, we may be subject to legal liabilities and our reputation could be harmed.

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

Many parties are actively developing and seeking protection for internet-related technologies, including patent protection. They may hold patents issued or pending that relate to certain aspects of our technologies, products, business methods or services. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were sued for patent infringement claims with respect to our P4P platform and were found to infringe upon the patents and were not able to adopt non-infringing technologies, we may be severely limited in our ability to operate our P4P platform, which would have a material and adverse effect on our results of operations and prospects.

Our business may be adversely affected by third-party software applications or practices that interfere with our receipt of information from, or provision of information to, our users, which may impair our users’ experience.

Our business may be adversely affected by third-party malicious or unintentional software applications that make changes to our users’ computers and interfere with our products and services. These software applications may change our users’ internet experience by hijacking queries to our websites, altering or replacing our search results, or otherwise interfering with our ability to connect with our users. The interference often occurs without disclosure to or consent from users, resulting in a negative experience, which users may associate with our websites. These software applications may be difficult or impossible to remove or disable, may reinstall themselves and may circumvent other applications’ efforts to block or remove them. In addition, our business may be adversely affected by the practices of third-party website owners, content providers and developers which interfere with our ability to crawl and index their web pages and contents including applications. The ability to provide a superior user experience is critical to our success. If we are unable to successfully combat malicious third-party software applications that interfere with our products and services, our reputation may be harmed. If a significant number of website owners, content providers and developers prevent us from indexing and including their high-quality web pages and contents including applications in our search results, the quality of our search results may be impaired.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. The protection of intellectual property rights in China may not be as effective as those in the United States or other countries. The steps we have taken may be inadequate to prevent the misappropriation of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us. Moreover, unauthorized use of our technology could enable our competitors to offer products and services that are comparable to or better than ours, which could harm our business and competitive position. We have in the past resorted to litigation to enforce our intellectual property rights, and may have to do so from time to time in the future. There is no guarantee that the competent courts will accept our claims and rule in our favor. Such litigation may result in substantial costs and diversion of resources and management attention.

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

Our performance and future success depend on the talents and efforts of highly skilled individuals. We will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization and business operations. Competition in the internet industry for qualified employees is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. As competition in the internet industry intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively.

Our strategy of investments and acquiring complementary businesses and assets may fail.

As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic investments and acquisitions of businesses and assets that complement our existing business. In the past three years, we acquired certain businesses and intangible assets, including software, trademarks, customer relationships, user list and other assets, through several strategic investments and acquisitions, such as our investment in Qunar Cayman Islands Limited, or Qunar, and Qiyi.com, Inc. We intend to make other strategic investments and acquisitions in the future if suitable opportunities arise. Investments and acquisitions involve uncertainties and risks, including:

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	failure to achieve the intended objectives, benefits or revenue-enhancing opportunities;

•	costs and difficulties of integrating acquired businesses and managing a larger business; and

•	diversion of resources and management attention.

Any failure to address these risks successfully may have a material and adverse effect on our financial condition and results of operations. Investments and acquisitions may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for investments and acquisitions, we may dilute the value of our ADSs and the underlying ordinary shares. If we borrow funds to finance investments and acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends. Moreover, acquisitions may also generate significant amortization expenses related to intangible assets. We may also incur impairment charges to earnings for investments and acquired businesses and assets which are determined to be impaired, and recognize the proportional share of the net losses of the investees to the extent of the amount of the investments for the equity method investments.

We are subject to risks and uncertainties faced by companies in a rapidly evolving industry.

We operate in the rapidly evolving internet industry, which makes it difficult to predict our future results of operations. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by companies in evolving industries. Some of these risks and uncertainties relate to our ability to:

•	maintain our leading position in the Chinese language internet search market;

•	offer new, innovative products and services and enhance our existing products and services with innovative and advanced technology to attract and retain a larger user base;

•	attract users’ continuing use of internet search services;

•	retain existing customers and attract additional customers and increase spending per customer;

•	upgrade our technology to support increased traffic and expanded product and service offerings;

•	further enhance our brand;

•	respond to competitive market conditions;

•	respond to evolving user preferences or industry changes;

•	respond to changes in the regulatory environment and manage legal risks, including those associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	execute our strategic investments and acquisitions effectively;

•	attract, retain and motivate qualified personnel and maintain good relations with a young and growing work force; and

•	build profitable operations in new markets such as the Japanese and other overseas internet search markets we have entered into.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

Our historical growth rate may not be indicative of our future growth rate.

We have experienced substantial growth in recent years. Our total revenues and net income attributable to Baidu, Inc. grew at a compound annual growth rate of 62.5% and 77.7%, respectively, from 2008 to 2012. Our growth was driven in part by the growth in China’s internet and online marketing industries, which may not be indicative of future growth or be sustainable. Our past growth rate may not be indicative of our future growth rate.

Our indebtedness could adversely affect our financial condition and our ability to obtain additional capital on reasonable terms when necessary.

As of December 31, 2012, we had an aggregate of US$1.9 billion of outstanding indebtedness that will mature between 2013 and 2022 and we may incur additional indebtedness in the future. Our current and future debt requires us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows to service such debt and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.

We may require additional capital to support our business growth or to respond to business opportunities, challenges or unforeseen circumstances. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, the condition of the capital markets, and other factors, and our indebtedness may limit our ability to borrow additional funds. We may have difficulty incurring new debt on terms that we would consider to be commercially reasonable, if at all. In addition, we may also need to refinance a portion of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing may not be as favorable as the terms of our existing debt.

Our results of operations may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our results of operations may fluctuate as a result of a number of factors, many of which are beyond our control. For these reasons, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected figures. Our results of operations in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Any of the risk factors listed in this “Risk Factors” section, and in particular the following factors, could cause our results of operations to fluctuate from quarter to quarter:

•	general economic conditions in China and economic conditions specific to the internet, internet search and online marketing industries;

•	our ability to continue to attract users to our websites despite the emergence of mobile applications;

•	our ability to attract additional customers and increase spending per customer;

•	the announcement or introduction of new or enhanced products and services by us or our competitors;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;

•	the results of our acquisitions of, or investments in, other businesses or assets;

•

PRC regulations or government actions pertaining to activities on the internet, including various forms of entertainment, online payment and activities otherwise affecting our online marketing customers, and those relating to the new products and services we may introduce from time to time;

•	unforeseen events, such as negative publicity arising from widespread media coverage and other sources and labor disputes; and

•	geopolitical events, natural disasters or epidemics.

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

A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. There have also been concerns about the territorial disputes involving China in Asia and the economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.

Because we rely to a large extent on distributors in providing our P4P services, failure to retain key distributors or attract additional distributors could materially and adversely affect our business. Moreover, there is no assurance that our direct sales model in some key geographic markets will continue to be successful.

Online marketing is at a development stage in China and is not as widely accepted by or available to businesses in China as in the United States. As a result, we rely, to a large extent, on a nationwide distribution network of third-party distributors for our sales to, and collection of payment from, our P4P customers. If our distributors do not provide quality services to our P4P customers or otherwise breach their contracts with our P4P customers, we may lose customers and our results of operations may be materially and adversely affected. We do not have long-term agreements with any of our distributors and cannot assure you that we will continue to maintain favorable relationships with them. If we fail to retain our key distributors or attract additional distributors on terms that are commercially reasonable, our business and results of operations could be materially and adversely affected.

We have transitioned to using our direct sales force to serve P4P customers in some key geographic markets, such as Beijing, Shanghai and major cities in Guangdong Province. There is no assurance that our direct sales model in those markets will continue to be successful. If we fail to maintain an adequate direct sales force, retain existing customers and continue to attract new customers in those markets, our business, results of operations and prospects could be materially and adversely affected.

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

We formally launched our Japanese search service in January 2008, after completing a 10-month Beta test for the service. We have limited experience operating in the Japanese market. Our Japan operations have not achieved profitability, and it is uncertain when the business will become profitable, if at all.

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

We face certain risks inherent in doing business internationally, including:

•	difficulties in developing, staffing and simultaneously managing a foreign operation as a result of distance, language and cultural differences;

•	longer customer payment cycles;

•	currency exchange rate fluctuations;

•	political or social unrest or economic instability;

•	unexpected changes in laws or regulations;

•	severe natural disasters; and

•	potentially adverse tax consequences.

One or more of these factors could harm our Japan and other overseas operations and consequently, could harm our overall results of operations.

If we are unable to adapt or expand our existing technology infrastructure to accommodate greater traffic or additional customer requirements, our business may be harmed.

Our Baidu.com website regularly serves a large number of users and customers and delivers a large number of daily page views. Our technology infrastructure is highly complex and may not provide satisfactory service in the future, especially as the number of users and customers increases. We may be required to upgrade our technology infrastructure to keep up with the increasing traffic on our Baidu.com website, such as increasing the capacity of our servers and the sophistication of our software. If we fail to adapt our technology infrastructure to accommodate greater traffic or customer requirements, our users and customers may become dissatisfied with our services and switch to our competitors’ websites, which could harm our business.

If we fail to detect fraudulent click-throughs, we could lose the confidence of our customers and our revenues could decline.

We are exposed to the risk of click-through fraud on our paid search results. Click-through fraud occurs when a person clicks paid search results for a reason other than to view the underlying content of search results. If we fail to detect fraudulent clicks or otherwise are unable to prevent this fraudulent activity, the affected customers may experience a reduced return on investments, or ROI in our online marketing services and lose confidence in the integrity of our systems, and we may have to issue refunds to our customers. If this happens, we may be unable to retain existing customers or attract new customers for our online marketing services, and our online marketing revenues could decline. In addition, affected customers may also file legal actions against us claiming that we have over-charged or failed to refund them. Any such claims or similar claims, regardless of their merits, could be time-consuming and costly for us to defend against and could also adversely affect our brand and our customers’ confidence in the integrity of our systems.

More people are using devices other than personal computers to access the internet. If users do not widely adopt versions of our web search technology, products and services developed for these devices, our business could be adversely affected.

The number of people who access the internet through devices other than personal computers, including mobile phones, smart phones, handheld computers such as iPad and other tablets, and television set-top devices, has increased dramatically in the past few years. The lower resolution, functionality, and memory associated with some alternative devices make the use of our products and services on such devices more difficult and the versions of our products and services developed for these devices may not be compelling to users, manufacturers, or distributors of devices. Each manufacturer or distributor may establish unique technical standards for its devices, and our products and services may not work or be accessible on these devices. We have limited experience to date in operating versions of our products and services developed or optimized for users of alternative devices, or in designing alternative devices. As new devices and new platforms are continually being released, it is difficult to predict the problems we may encounter in developing versions of our products and services for use on these alternative devices and we may need to devote significant resources to the creation, support, and maintenance of our products and services tailored for such devices. If we are unable to attract and retain a substantial number of alternative device manufacturers, distributors, and users to our products and services, or if we are slow to develop products and technologies that are more compatible with alternative devices, we may fail to capture a significant share of an increasingly important portion of the market for online services, which could adversely affect our business.

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

We rely heavily on China Telecommunications Corporation, or China Telecom, China United Network Communications Group Company Limited, or China Unicom, and China Mobile Communications Corporation, or China Mobile, to provide us with network services and data center hosting services. We have entered into contracts with various local branches or subsidiaries of China Telecom, China Unicom and China Mobile to obtain data communications capacity. We have limited access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of these companies, or if these companies otherwise fail to provide the services. Any unscheduled service interruption could damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by these telecommunication companies. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be adversely affected. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may harm our revenues.

Failure of information security could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

The internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. We transmit and store over our systems confidential and private information of our users, customers, distributors and Baidu Union members, such as personal information, including names, user IDs and passwords, and payment or transaction related information. We are required by PRC law to ensure the confidentiality, integrity, availability and authenticity of the information of our users, customers, distributors and Baidu Union members, which is also essential to maintain their confidence in our online products and services.

We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies. However, advances in technology, increased level of sophistication and diversity of our products and services, increased level of expertise of hackers, new discoveries in the field of cryptography or others could still result in a compromise or breach of the measures that we use. Because of our leading market position in the internet industry in China, we believe we are a particularly attractive target for security breaches and hacking attacks. We have experienced in the past, and may experience in the future, such attacks. In August 2011, China’s Supreme People’s Court and Supreme People’s Procuratorate issued judicial interpretations regarding hacking and other internet crimes. In December 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. However, the effect of these new laws on curbing hacking and other illegal online activities still remains to be seen. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. If we are unable to protect our systems, hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause loss or give rise to our liabilities to the owners of confidential information, such as our users, customers, distributors and Baidu Union members, subject us to penalties imposed by administrative authorities, and disrupt our operations. Any negative publicity on our website’s safety or privacy protection mechanism and policy could also have a material and adverse effect on reputation and brand and harm our business and results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We have been subject to these requirements since the fiscal year ended December 31, 2006.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2012. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2012. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We face risks related to health epidemics, severe weather conditions and other outbreaks.

Our business could be adversely affected by the effects of avian influenza, severe acute respiratory syndrome (SARS), the influenza A (H1N1), severe weather conditions or other epidemic or outbreak. Health or other government regulations adopted in response to an epidemic, severe weather conditions such as snow storm, flood or hazardous air pollution, or other outbreaks may require temporary closure of our offices or internet cafes where many users access our websites. Such closures may disrupt our business operations and adversely affect our results of operations.

Risks Related to Our Corporate Structure

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect our business.

The PRC government restricts or imposes conditions on foreign investment in internet, online advertising, online audio and video services and employment agency businesses. We and our PRC subsidiaries are considered foreign persons or foreign-invested enterprises under PRC foreign investment related laws. As a result, we and our PRC subsidiaries are subject to PRC legal restrictions on or conditions for foreign ownership of internet, online advertising, online audio and video services and employment agency businesses. To comply with these PRC regulations, we operate our websites and conduct online advertising, online audio and video services and employment agency businesses in China through our consolidated affiliated entities. As all the nominee shareholders of our consolidated affiliated entities are either PRC citizens or PRC domestic enterprises, these entities are therefore considered as PRC domestic enterprises under PRC law. The “nominee shareholders” refer to those shareholders who have pledged their equity interest in our consolidated affiliated entities to us and entered into exclusive equity purchase and transfer option agreements with us as part of the contractual arrangements. Our contractual arrangements with our consolidated affiliated entities and the nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance. These contractual arrangements demonstrate our ability and intention to continue to exercise the ability to absorb substantially all of the profits and the expected losses of the affiliated entities.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with our consolidated affiliated entities, including but not limited to Baidu Netcom and the nominee shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

Although we believe we comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining penalties for violations of laws and regulations. If the PRC government determines that we do not comply with applicable law, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business. Any of these or similar occurrences could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of our consolidated affiliated entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of our consolidated affiliated entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

If the PRC government were to classify P4P services as a form of online advertising or as part of internet content services, our effective tax rate may increase and we might be subject to sanctions and required to pay delinquent taxes.

PRC laws and regulations and administrative authorities currently do not classify P4P services as a form of online advertising or as part of internet content services that require an ICP license, or ICP services. However, we cannot assure you that the PRC government will not classify P4P services as a form of online advertising or as part of ICP services in the future. If new regulations characterize P4P services as a form of online advertising or as part of ICP services, our tax liability may increase, given the advertising revenues are subject to a 3% construction fee for culture undertakings in addition to the 6% value-added tax, or VAT, which replaced the original 5% business tax for advertising revenues in Beijing in September 2012 as a result of the pilot VAT reform program. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation” for more information on PRC business tax and VAT. Moreover, if the change in classification of P4P services were to be retroactively applied, we might be subject to sanctions, including payment of delinquent taxes and fines. In addition, the classification of P4P services as a form of online advertising could subject us to an obligation to examine the content of our P4P customers’ listings on our websites and the associated risks. See “—Risks Related to Our Business—We have been and may again be subject to claims based on the content found on our websites or the results in our paid search listings.” Such examinations could be burdensome and increase our operating costs and expenses. Any change in the classification of P4P by the PRC government may materially and adversely affect our business, results of operations and financial condition.

Our contractual arrangements with our consolidated affiliated entities in China and the individual nominee shareholders may not be as effective in providing control over these entities as direct ownership.

Since PRC law restricts or imposes conditions on foreign equity ownership in internet, online advertising, online audio and video services and employment agency companies in China, we operate our websites and conduct our online advertising, online audio and video services and employment agency businesses through our consolidated affiliated entities in China. We have no equity interest in any of these entities and must rely on contractual arrangements to control and operate the businesses. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, our consolidated affiliated entities and the individual nominee shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business, such as maintaining our websites, in an acceptable manner or taking other actions that are detrimental to our interests. If our consolidated affiliated entities or the individual nominee shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our consolidated affiliated entities, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of the relevant affiliated entities into our consolidated financial statements in accordance with U.S. GAAP, which could materially and adversely affect our results of operations and damage our reputation.

Our contractual arrangements with our consolidated affiliated entities in China may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between our subsidiaries and each of our consolidated affiliated entities in China, we are effectively subject to the 5% PRC business tax, or 6% VAT in certain pilot locations as a result of the pilot VAT reform program, on both revenues generated by our consolidated affiliated entities’ operations in China and revenues derived from our subsidiaries’ contractual arrangements with these consolidated affiliated entities, except that where our consolidated affiliated entity is qualified as a VAT general taxpayer, the VAT charged by our subsidiaries on the revenues obtained from such consolidated affiliated entity based on the contractual arrangement between our subsidiaries and such consolidated affiliated entity will constitute input VAT for the consolidated affiliated entity, and will be creditable against output VAT arising in connection with VAT taxable activities carried out by the consolidated affiliated entity. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation” for more information on the pilot VAT reform program. Moreover, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between our subsidiaries and these consolidated affiliated entities were not on an arm’s-length basis and therefore constituted a favorable transfer pricing. Under the PRC Enterprise Income Tax Law, or the EIT Law, an enterprise must submit its annual tax return together with information on related-party transactions to the PRC tax authorities. The PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. For example, the PRC tax authorities could request that our consolidated affiliated entities adjust their taxable income upward for PRC tax purposes. Such adjustment could adversely affect us by increasing our consolidated affiliated entities’ tax expenses without reducing our subsidiaries’ tax expenses, which could subject our consolidated affiliated entities to interest due on late payments and other penalties for under-payment of taxes.

We may have exposure to greater than anticipated tax liabilities.

We are subject to enterprise income tax, or EIT, business tax or VAT, and other taxes in many provinces and cities in China and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

The individual nominee shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may adversely affect our business. We do not have any arrangements in place to address such potential conflicts.

We have designated individuals who are PRC nationals to be the nominee shareholders of our consolidated affiliated entities in China. For example, Robin Yanhong Li, our chairman, chief executive officer and co-founder, is also the principal nominee shareholder of Baidu Netcom, one of our consolidated affiliated entities. Baidu Netcom is the principal shareholder of Beijing BaiduPay Science and Technology Co., Ltd., or BaiduPay and Baidu HR Consulting (Shanghai) Co., Ltd., or Baidu HR, two other consolidated affiliated entities.

Although the individual nominee shareholders are contractually obligated to act in good faith and in our best interest, they may still have potential conflicts of interest with us. For example, some individual nominee shareholders of our consolidated affiliated entities do not have a significant equity stake in our company other than the share options granted to them. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, cause our consolidated affiliated entities to breach or refuse to renew, the existing contractual arrangements with us. Currently, we do not have any arrangements to address potential conflicts of interest between these individuals and our company, except that we could exercise our transfer option under the exclusive equity purchase and transfer agreement with the relevant individual nomine shareholder to request him/her to transfer all of his/her equity ownership in the relevant consolidated variable interest entity to a PRC entity or individual designated by us. We rely on Mr. Robin Yanhong Li, who is also a director of our company, to abide by the Cayman Islands law, which provides that directors owe a fiduciary duty to the company, and those who are also directors or officers of our PRC subsidiaries to abide by PRC law, which provides that directors and officers owe a fiduciary duty to the company. Such fiduciary duty requires directors and/or officers to act in good faith and in the best interests of the company and not to use their positions for personal gains. There are, however, no specific provisions under the Cayman Islands or PRC law on how to address potential conflicts of interest. If we cannot resolve any conflict of interest or dispute between us and the individual nominee shareholders of our consolidated affiliated entities, we would have to rely on legal proceedings, which could disrupt our business, distract management and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may be unable to collect long-term loans to the nominee shareholders of our consolidated affiliated entities in China.

As of the date of this annual report, we have made long-term loans in an aggregate principal amount of RMB278.1 million (US$44.6 million) to the nominee shareholders of our consolidated affiliated entities. We extended these loans to enable the nominee shareholders to fund the initial capitalization of these entities and subsequent increases in its registered capital. As of the date of this annual report, all of the registered capital of our consolidated affiliated entities in China has been fully funded. We may in the future provide additional loans to the nominee shareholders of our consolidated affiliated entities in China in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans will depend on the profitability of these consolidated affiliated entities and their operational needs, which are uncertain.

We are in the process of registering the pledges of equity interests by nominee shareholders of some of our consolidated affiliated entities, and we may not be able to enforce the equity pledges against any third parties who acquire the equity interests in good faith in the relevant consolidated affiliated entities before the pledges are registered.

The nominee shareholders of each of our consolidated affiliated entities have pledged all of their equity interests in the relevant consolidated affiliated entities to our subsidiaries. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. The pledge relating to each of Baidu Netcom, Beijing Perusal Technology Co., Ltd., or Beijing Perusal, BaiduPay and Baidu HR has been registered with the relevant local administration for industry and commerce, while we are in the process of registering the pledge of the registered capital of certain of our newly acquired consolidated affiliated entities. Prior to the completion of the registration, we may not be able to successfully enforce the equity pledge against any third parties who have acquired property right interests in good faith in the equity interests in the relevant consolidated affiliated entity.

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

While China’s economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy, and may slow down in the future. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy, may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past three decades. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. The following are a few examples:

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

•

The PRC Tort Liability Law became effective on July 1, 2010. In accordance with the Tort Liability Law, where an internet service provider is informed or knows that an internet user is infringing upon other persons’ rights and interests through its internet service but fails to take necessary actions, it will be jointly and severally liable with the internet user as to the damages suffered by the right holders as a result of the infringing activity known to the internet service provider. The interpretation of the applicability and enforceability of the Tort Liability Law on internet search providers remain uncertain, thus we are not sure how it would affect our business.

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

The PRC government regulates the internet industry extensively, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, under certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

•

We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including online information services.

•

The licensing requirements relating to the internet business in China are uncertain and evolving. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may not be able to obtain or renew certain permits or licenses, including without limitation an internet news license, which is issued by the State Council News Office, an internet culture business permit with the permitted scope of business covering online game virtual currency issuance or trading, which is issued by the Ministry of Culture, an audio/video program transmission license, which is issued by the State Administration of Radio Film and Television, an internet publication business license, which is issued by the General Administration of Press and Publication, or GAPP, a surveying and mapping qualification certificate for internet map services, which is issued by the State Bureau of Surveying and Mapping, a payment service permit, which is issued by the People’s Bank of China, and a qualification certificate for internet drug information services, which is issued by provincial branch of the State Food and Drug Administration. Failure to obtain or renew these permits and licenses may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

In July 2006, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must directly own the domain names and trademarks used by the license holder in its provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain these facilities in the regions covered by its license. Baidu Netcom, our consolidated affiliated entity that holds the ICP license necessary to conduct our business in China, received a letter from the MIIT requiring self-assessment and responded timely to the letter. In order to comply with the notice described above, we have transferred certain domain names primarily used in our business and certain trademarks, including pending trademark applications to Baidu Netcom, Beijing Perusal, BaiduPay and Baidu HR.

In September 2009, the GAPP together with several other government agencies issued a notice prohibiting foreign investors from participating in online game operating businesses through wholly-owned enterprises, equity joint ventures or cooperative joint ventures in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. We offer online games provided by our game operator partners on our websites. If we are found to be in violation of any existing or future PRC laws or regulations, including the MIIT notice and the GAPP notice, the relevant regulatory authorities would have broad discretion in dealing with such violations.

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

Pursuant to the People’s Bank of China’s Measures Concerning Payment Services by Non-financial Institutions, which took effect in September 2010, and its implementation rules, non-financial institutions that have been providing monetary transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid card or bank card, and other payment services as specified by the People’s Bank of China, are required to obtain a license from the People’s Bank of China prior to September 1, 2011, in order to continue providing monetary transfer services. We applied for the license to provide monetary transfer services and received the acceptance notice from the local branch of the People’s Bank of China, which practically extends the September 1, 2011 deadline to the point in time that the People’s Bank of China makes a final decision whether to grant the license. We have not received such license as of the date of this annual report. We cannot assure you that we will be able to obtain such license. We will have to cease conducting our online payment business if we fail to obtain such license.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and subject us to liability for information displayed on or linked to our websites and negative publicity in international media.

The PRC government has adopted regulations governing internet access and distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses and the closure of the concerned websites. In the past, failure to comply with these requirements has resulted in the closure of certain websites. The website operator may also be held liable for the censored information displayed on or linked to the website.

In particular, the MIIT has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information. Furthermore, we are required to report any suspicious content to relevant governmental authorities, and to undergo computer security inspections. If we fail to implement the relevant safeguards against security breaches, our websites may be shut down and our business and ICP licenses may be revoked. In addition, internet companies that provide bulletin board systems (BBS), chat rooms or similar services must apply for approval from relevant authorities in practice.

Although we attempt to monitor the content in our search results and on our online communities such as Baidu Post Bar, we are not able to control or restrict the content of other internet content providers linked to or accessible through our websites, or content generated or placed on our Baidu Post Bar message boards or our other online communities by our users. To the extent that PRC regulatory authorities find any content displayed on our websites objectionable, they may require us to limit or eliminate the dissemination of such information on our websites. If third-party websites linked to or accessible through our websites conduct unlawful activities such as online gambling on their websites, PRC regulatory authorities may require us to report such unlawful activities to relevant authorities and to remove the links to such websites, or they may suspend or shut down the operation of these third-party websites. PRC regulatory authorities may also temporarily block access to certain websites for a period of time for reasons beyond our control. Any of these actions may reduce our user traffic and adversely affect our business. In addition, we may be subject to penalties for violations of those regulations arising from information displayed on or linked to our websites, including a suspension or shutdown of our online operations.

Moreover, our compliance with PRC regulations governing internet access and distribution of news and other information over the internet may subject us to negative publicity or even legal actions outside of China. In May 2011, eight New York residents filed a lawsuit against us before the U.S. District Court for the Southern District of New York accusing us of aiding Chinese censorship in violation of the U.S. Constitution. Although we believe the U.S. court does not have jurisdiction over us, we cannot assure you that the U.S. court would not rule against us. Even if we win the case, our reputation may be adversely affected among users and investors outside of China.

A notice issued by the PRC Ministry of Culture in August 2009 may affect our online music services.

In August 2009, the PRC Ministry of Culture promulgated the Notice on Strengthening and Improving the Content Review of Online Music, which provides, among others that only “internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. In addition, it is required that imported music products must pass prior content review by the Ministry of Culture before they are put on internet and domestic music products must be filed with the Ministry of Culture within 30 days after the commencement date of the online operation of the domestic music products. We hold an internet culture business permit granted by the Ministry of Culture, which allows us to engage in “internet culture activities” as defined in the relevant regulations promulgated by the Ministry of Culture. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Internet Culture Activities.” We provide music for users to stream and download on our platform and we have obtained licenses from many content providers. We have been communicating with the government authority in order to comply with the review or filing requirement. If we are found by the Ministry of Culture to have failed to fully comply with the requirements of this notice, we could be subject to administrative penalties, including an order to stop providing the music products that have not been reviewed by or filed with the Ministry of Culture, fines, or confiscation of income derived from activities deemed in violation of the notice. Any of these occurrences could adversely affect our business and results of operations.

Intensified government regulation of internet cafes could restrict our ability to maintain or increase user traffic to our websites.

The PRC government has tightened its regulation over internet cafes over the past decade. In particular, a large number of unlicensed internet cafes have been closed. In addition, the PRC government has imposed higher capital and facility requirements for the establishment of internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional internet cafe chains and discourages the establishment of independent internet cafes, may slow down the growth of internet cafes. In May 2007, the State Administration for Industry and Commerce reiterated its position not to register any new internet cafes in 2007. Since 2008, the Ministry of Culture, the State Administration for Industry and Commerce and other relevant government authorities, individually or jointly, have issued several notices that provide various ways to strengthen the regulation of internet cafes, including investigating and punishing internet cafes that accept minors, cracking down on internet cafes without sufficient and valid licenses, limiting the total number of internet cafes and approving internet cafes within the planning made by relevant authorities, screening unlawful and adverse games and websites, and improving the coordination of regulation over internet cafes and online games. So long as internet cafes are one of the primary venues for our users to access our websites, any reduction in the number, or any slowdown in the growth, of internet cafes in China could limit our ability to maintain or increase user traffic to our websites.

The discontinuation of any of the preferential income tax treatments currently available to us in the PRC could have a material and adverse effect on our result of operations and financial condition.

Pursuant to the EIT Law, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to EIT at a uniform rate of 25%. The EIT rate for enterprises established before March 16, 2007 that were eligible for preferential tax rates according to then effective tax laws and regulations will gradually transition to the uniform 25% EIT rate by January 1, 2013. Certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “High and New Technology Enterprises strongly supported by the state,” subject to certain general factors described in the EIT Law and the related regulations.

Our PRC subsidiaries and consolidated affiliated entities, Baidu Online Network Technology (Beijing) Co., Ltd., or Baidu Online, Baidu.com Times Technology (Beijing) Co. Ltd., or Baidu Times, Baidu Netcom and Baidu (China) Co., Ltd., or Baidu China, are entitled to enjoy a preferential tax rate of 15% due to their qualification as “High and New Technology Enterprise.” If any or all of Baidu Online, Baidu Times, Baidu Netcom and Baidu China fail to maintain the “High and New Technology Enterprise” qualification, their applicable EIT rate will be up to 25%. Furthermore, in February 2011, Baidu Online was announced as a “Key Software Enterprise” jointly by the National Development and Reform Commission, MIIT, Ministry of Commerce and State Administration of Taxation, which entitled it to enjoy a preferential income tax rate of 10% for 2010. Baidu Online has applied for “Key Software Enterprise” status for 2011 and 2012, which is in the process of being assessed by the relevant government authorities. There is no assurance that Baidu Online will continue to maintain the “Key Software Enterprise” status. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC Enterprise Income Tax.”

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

Under the EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The British Virgin Islands, where Baidu Holdings Limited, the direct parent company of our PRC subsidiary Baidu Online, is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, Baidu (Hong Kong) Limited, which directly owns our PRC subsidiaries Baidu China and Baidu Times, is incorporated in Hong Kong. However, if Baidu (Hong Kong) Limited is not considered to be the beneficial owner of dividends paid to it by Baidu China and Baidu Times under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC Enterprise Income Tax.” If our PRC subsidiaries declare and distribute profits earned after January 1, 2008 to us in the future, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

We may be deemed a PRC resident enterprise under the EIT Law, which could subject us to PRC taxation on our global income, and which may have a material and adverse effect on our results of operations.

Under the EIT Law and related regulations, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a PRC resident enterprise and is subject to the EIT at the rate of 25% on its worldwide income as well as PRC EIT reporting obligations. The related regulations define the term “de facto management body” as “the establishment that exercises substantial and overall management and control over the production, business, personnel, accounts and properties of an enterprise.” The State Administration of Taxation issued a SAT Circular 82 in April 2009, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled overseas-incorporated enterprise is located in China. In July 2011, the State Administration of Taxation issued additional rules to provide more guidance on the implementation of SAT Circular 82. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC Enterprise Income Tax.” Although the SAT Circular 82 and the additional guidance apply only to overseas registered enterprises controlled by PRC enterprises, not to those controlled by PRC individuals or foreigners, the criteria set forth in SAT Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. If we are deemed a PRC resident enterprise, we may be subject to the EIT at 25% on our global income, except that the dividends we receive from our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed as “dividends among qualified PRC resident enterprises.” If we are deemed a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under PRC tax laws, dividends payable by us and gains on the disposition of our shares or ADSs may be subject to PRC taxation.

If we are considered a PRC resident enterprise under the EIT Law, our shareholders and ADS holders who are deemed non-resident enterprises may be subject to the EIT at the rate of 10% upon the dividends payable by us or upon any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from China, provided that (i) such foreign enterprise investor has no establishment or premises in China, or (ii) it has establishment or premises in China but its income derived from China has no real connection with such establishment or premises. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC resident enterprise shareholders and ADS holders, or if any gains realized from the transfer of our shares or ADSs by our non-PRC resident enterprise shareholders and ADS holders are subject to the EIT, your investment in our shares or ADSs could be materially and adversely affected.

Furthermore, if we are considered a PRC resident enterprise and relevant PRC tax authorities consider dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the PRC, it is possible that such dividends and gains earned by non-resident individuals may be subject to PRC individual income tax at a rate of 20%. If we are required under PRC tax laws to withhold PRC income tax on dividends payable to our non-PRC investors that are non-resident individuals or if you are required to pay PRC income tax on the transfer of our shares or ADSs, the value of your investment in our shares or ADSs may be materially and adversely affected.

Our subsidiaries and consolidated affiliated entities in China are subject to restrictions on paying dividends and making other payments to our holding company.

Baidu, Inc. is our holding company incorporated in the Cayman Islands and does not conduct any business operations other than holding equity interests in our subsidiaries. As a result of the holding company structure, it currently relies on dividend payments from our subsidiaries in China. However, PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and consolidated affiliated entities in China are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of foreign currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “—Governmental control of currency conversion may affect the value of your investment.” Furthermore, if our subsidiaries or consolidated affiliated entities in China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If our subsidiaries and consolidated affiliated entities in China are unable to pay dividends or make other payments to us, we may be unable to pay dividends on our ordinary shares and ADSs.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of foreign currency out of China. We receive most of our revenues in RMB. Under our current structure, our income at the Cayman Islands holding company level will primarily be derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders or ADS holders.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our ability to fund and expand our business.

Baidu, Inc. is our offshore holding company conducting operations in China through our PRC subsidiaries and consolidated affiliated entities. We may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Loans by Baidu, Inc. or any of our offshore subsidiaries to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. Such loans to any of our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested enterprise is the difference between the amount of total investment as approved by the PRC Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested enterprise. Any medium or long term loans by Baidu, Inc. or any of our offshore subsidiaries to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and SAFE, or their relevant local counterparts. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Meanwhile, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions given the PRC legal restrictions on foreign ownership of internet, online advertising, online audio and video services and employment agency businesses.

In August 2008, SAFE promulgated a SAFE Circular No. 142 regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Furthermore, SAFE promulgated a SAFE Circular No. 59 in November 2010, which requires that the government authorities closely examine the authenticity of settlement of net proceeds from offshore offerings and the net proceeds be settled in the manner described in the offering documents. SAFE also promulgated a SAFE Circular No. 45 in November 2011, which, among other things, restrict a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. Violations of these circulars could result in severe monetary or other penalties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circulars referred to above, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries and conversion of such loans or capital contributions into RMB. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE Circular No. 75 effective from November 2005 and a series of implementation rules and guidance issued by SAFE, including the most recent circular relating to operating procedures that came into effect in July 2011, require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under these SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in an SPV are required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update the previously filed registration with the local branch of SAFE, with respect to that SPV, to reflect any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that SPV are required to urge the PRC resident shareholders to update their SAFE registration with the local branch of SAFE when such updates are required under applicable SAFE regulations. If any PRC shareholder fails to make the required SAFE registration or update the previously filed registration, the PRC subsidiaries of that SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their SPV parent, and the SPV may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

We have notified holders of ordinary shares of our company whom we know are PRC residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. We are aware that Mr. Robin Yanhong Li, our chairman, chief executive officer and principal shareholder, who is a PRC resident, has registered with the relevant local SAFE branch. We, however, cannot provide any assurances that all of our shareholders who are PRC residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company.

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

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rule, replacing the earlier rules promulgated in March 2007. Under the Stock Option Rule, PRC residents who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. We and our PRC resident employees who have been granted stock options are subject to these regulations. We have designated our PRC subsidiary Baidu Online to handle the registration and other procedures required by the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations in the future, we or our PRC optionees and their local employers may be subject to fines and legal sanctions.

A regulation adopted in August 2006 and other recent regulations establish more complex procedures for acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in August 2006, among other things, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the PRC Ministry of Commerce in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the PRC Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of this regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce and going through security review procedures, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that the PRC Ministry of Commerce or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has brought administrative proceedings against five accounting firms in China recently, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies in China audited by these accounting firms. If the SEC prevails in the proceedings, our independent registered public accounting firm and other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies listed in the U.S. like ourselves. If none of the China-based auditors are able to continue to be auditors for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from NASDAQ.

Fluctuation in the value of the RMB may have a material and adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Our revenues and costs are mostly denominated in RMB. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, which became effective retroactively as of January 1, 2008, where a non-resident enterprise investor transfers equity interests in a PRC resident enterprise indirectly by way of disposing of equity interests in an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise investor should report such indirect transfer to the relevant tax authority of the PRC resident enterprise. The PRC tax authority will examine the true nature of the indirect transfer, and if the tax authority considers that the non-resident enterprise investor has adopted an abusive arrangement without a reasonable commercial purpose in order to reduce, avoid or defer PRC tax, they will disregard the existence of the overseas holding company that is used for tax planning purposes and re-characterize the indirect transfer. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at the rate of up to 10%. In addition, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698.

There is some uncertainty as to the application of Circular 698. For example, the term “indirect transfer” is not clearly defined, and the relevant governmental authority has not yet promulgated any formal interpretations or declarations as to the process and format for reporting an indirect transfer to the competent tax authority, or on how to calculate the effective tax rates in a foreign tax jurisdiction or whether a non-resident enterprise investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. Although it appears that Circular 698 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of Circular 698 to other indirect transfer of our PRC resident entities. As a result, we may have the risk of being subject to the reporting obligations or PRC tax under Circular 698 and may be required to expend resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which may have an adverse effect on our financial condition and results of operations.

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

In addition, the stock market in general, and the market prices for internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

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

We are incorporated in the Cayman Islands, and conduct most of our operations in China through our subsidiaries and consolidated affiliated entities in China. All of our officers and a majority of our directors reside outside of the United States and some or all of the assets of these persons are located outside of the United States. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of China upon our executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2012 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering. Our co-founder, chairman and chief executive officer, Robin Yanhong Li, who acquired our shares prior to our initial public offering, holds our Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. In addition, if at any time Robin Yanhong Li and his affiliates collectively own less than 5% of the total number of the issued and outstanding Class B ordinary shares, each issued and outstanding Class B ordinary share will be automatically and immediately converted into one Class A ordinary share, and we shall not issue any Class B ordinary shares thereafter.

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

Based on the market price of the ADSs and ordinary shares, the composition of our income and assets and our operations, we believe that we were not a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for our taxable year ended December 31, 2012. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2013 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The future value of our assets is generally determined by reference to the market price of the ADSs and ordinary shares, which may fluctuate considerably. If we were treated as a PFIC for any taxable year during which a U.S. Holder (defined below) held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10.E. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Item 4. Information on the Company

A. History and Development of the Company

We were incorporated in the Cayman Islands in January 2000. Since our inception, we have conducted our operations in China principally through Baidu Online, our wholly owned subsidiary in Beijing, China. Since June 2001, we also have conducted part of our operations in China through Baidu Netcom, a consolidated affiliated entity in Beijing, China, which holds the licenses and approvals necessary to operate our websites and provide online advertising services. In more recent years, we have established additional subsidiaries inside and outside of China and assisted in establishing additional PRC consolidated affiliated entities to conduct part of our operations.

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

In July 2011, we acquired a majority stake in Qunar, an online travel search services provider, and have since then consolidated the financial results of Qunar in our consolidated financial statements. In November 2012, we obtained the controlling interest in Qiyi.com, Inc., a prior equity method investee, and have since then consolidated its financial results into our consolidated financial statements.

B. Business Overview

We are the leading Chinese language internet search provider. As a technology-based media company, we aim to provide the best way for people to find information. In addition to serving users, we provide an effective platform for businesses to reach potential customers.

Our Baidu.com website was the largest website in China and the fifth largest website globally, as measured by average daily visitors and page views during the three-month period ended December 31, 2012, according to Alexa.com, an internet analytics firm. We believe we captured the largest internet search traffic in China in 2012. Our “Baidu” brand received the highest ranking for an internet brand in China in BrandZ Top 50 Most Valuable Chinese Brands 2012, a study of the top 50 most valuable Chinese brands published by Millward Brown Optimor, a brand strategy research firm.

We conduct our operations primarily in China, and our revenues generated from international operations are insignificant. Revenues generated from our operations in China accounted for approximately 99.8%, 99.6% and 99.5% of our total revenues in 2010, 2011 and 2012, respectively.

We serve three types of online participants:

Users. We offer a Chinese language search platform on our website Baidu.com that enables users to find relevant information online, including web pages, news, images, documents and multimedia files, through links provided on our website. We also offer several international products and services in local languages to users in several other countries, including our Japanese search services at Baidu.jp, formally launched in January 2008.

We focus on superior user experience and provide a broad range of products and services to enrich user experience and facilitate easy and quick search, including search products, social products, UGC-based knowledge products, location-based products and services, music products, PC client software, mobile related products and services, products and services for developers and other products and services. Our products and services can be accessed through PCs and mobile devices. To take our user experience to the next level, we have launched our semantic search engine named Box Computing to deliver interactive, relevant and intuitive user experience. Most search results on Baidu.com are produced by Box Computing, which include webpages, third-party applications and content and sponsored links, as well as our own vertical products and websites, such as Baidu Post Bar, Baidu Knows, Baidu Encyclopedia, Baidu Maps, Baidu Image Search and Video Search, travel site Qunar and video site iQiyi.

Customers. We deliver online marketing services to a diverse customer base operating in a variety of industries. In 2012, we had approximately 596,000 active online marketing customers. Our online marketing customers consist of SMEs throughout China, large domestic companies and Chinese divisions or subsidiaries of large, multinational companies. We have a diverse customer base in terms of industries and geographical locations. Our defined industries in which our customers operate include medical, machinery, education, software and online games, electronic commerce, tourism and ticketing, transportation, franchising, business services, electronic products, information technology services, financial services, construction and decoration, and household appliances. Customers in our top five industries contributed approximately 53% of our total online marketing revenues in 2012. Although we have customers located throughout China, we have a more active and larger customer base in coastal regions, reflecting the current general economic demographics in China. We reach and serve our customers through our direct sales force as well as a network of third-party distributors across China. As many of our customers are SMEs, we use distributors to help us identify potential SME customers, collect payments and assist SMEs in setting up accounts with us and using our online marketing services. We have also engaged third-party agencies to identify and reach potential customers outside of China.

Baidu Union Members. Baidu Union consists of a large number of third-party web content, software and mobile application providers. Baidu Union members can display on their properties our customers’ promotional links. Some Baidu Union members, including those mobile and non-mobile oriented, also embed some of our products and services into their properties. Our relationships with Baidu Union members allow them to provide high-quality and relevant search results to their users without the cost of building and maintaining advanced search capabilities in-house and to monetize their traffic through revenue sharing arrangements with us. We reward Baidu Union members which bring higher quality traffic to us by sharing with these members more revenues as a percentage of total revenues recognized by us. The number of Baidu Union members that contributed revenues to us increased by approximately 7.2% in 2012.

Products and Services for Users

We focus on offering products and services that enable our users to find relevant information quickly and easily. We offer our main products and services to users through Baidu.com free of charge generally. These products and services can be accessed through PCs, mobile and other non-mobile devices. We organize our products and services into nine categories, namely, search products, social products, UGC-based knowledge products, location-based products and services, music products, PC client software, mobile related products and services, products and services for developers, and other products and services. We also offer some products and services provided by our associated or cooperative websites.

Search Products

Baidu Web Search. Baidu’s web search allows users to locate information using Chinese language search queries. Our web search also incorporates some Bing’s English search results, which are presented to our users conducting searches using English language search queries. Through our proprietary search technology, we build and continuously refine a large database of Chinese synonyms and closely associated phrases, which is essential for accurate and efficient execution of Chinese language searches. The Baidu.com home page features a search box prominently, which is designed not only to load quickly but also to be user-friendly. After entering a search query, users are generally presented with a list of search results, which may include our customers’ links marked as sponsored links. Users can then access the desired websites by clicking on the hypertext links displayed in the search results.

In addition to providing access to approximately thirty billion indexed Chinese language web pages, we have integrated additional features into our web search, which help users find information more easily. The Baidu web search includes features such as:

•	Related Search—provides alternative search terms based on the original queries to help users find relevant web pages quickly.

•	Search in Results—enables users to conduct additional searches within the initial search results.

•	Search Term Suggestion—displays a list of suggested search terms as the user inputs words into the search box.

•	Search by Chinese Phonetics (Pinyin)—enables users to conduct quick searches by entering Chinese phonetics with letters of the English alphabet instead of Chinese characters.

•	Spell Checker—suggests alternative search terms when a search appears to contain misspellings or typing errors.

•

Advanced Search—enables users to create more focused queries by employing techniques such as narrowing results to specified words or phrases, document formats, geographic regions, time frames or websites.

•	Snapshots—provides snapshots of web pages taken when the pages were indexed, allowing users to view web pages that cannot be opened quickly or easily.

•

Third-party rich content microblog—integrates and displays third-party rich content. For example, users can search for and view directly in our search results microblog contents from SINA Weibo and Tencent Weibo.

•

Other Baidu products—integrates and displays search results from other Baidu products including Baidu News, Baidu Image Search, Baidu Video Search, Hao123, Baidu Post Bar, Baidu Space, Baidu Knows, Baidu Encyclopedia, Baidu WenKu, Baidu Map Search, Baidu Music, Baidu Translation and Baidu Dictionary.

•

Layout design—adopts a layout design that matches users’ interest for the topic to enable quick search, and offers customized recommendation links and knowledge that derive from both of our web knowledge base and the aggregated user search history and preference, at right side of search result.

•

Baidu personalized homepage—offers a customizable landing page providing registered users a personalized experience based on their historical search behavior. Users are presented with an intelligently recommended list of recent favorite websites or online services and can add their favorite websites and online applications on their homepage layout. Users can also view updates of their interested persons in Baidu Post Bar and Baidu Space.

•	New devices—provide customized search experience for new devices. For example, we offer optimized display and interaction on iPad.

In addition, Baidu Web Search enables users to view some accurate answers and structured data, and also allows users to launch some applications directly, which feature is powered by Baidu Open Platform and Baidu Develop Center where content providers and developers can submit their contents and applications.

Baidu Image Search. Baidu Image Search enables users to search for images on the internet by term queries or various categories and offers advanced features, such as search by image file type and search within a designated website or web page. Baidu Image Search also allows users to search information on an image or search other similar images by allowing users to upload an image or enter its uniform resource locator (URL). In addition, registered users can upload, label and share with others high quality pictures through Baidu Image Search.

Baidu Video Search. Baidu Video Search enables users to search by term queries for and access through hyperlinks online video clips that are hosted on third parties’ websites. Baidu Video also allows users to locate and play various video content on smart phones and tablets, and support blueray playing based on the mobile cloud technology.

Baidu News. Baidu News provides links to an extensive selection of local, national and international news and presents news stories in a searchable format, typically within minutes of their publication on the internet. Baidu News uses an automated process to display links to related headlines, which enables users to see many different viewpoints on the same story. Baidu News is typically updated every five minutes throughout the day. Users can also choose to have links of specific types of news articles, e.g., financial news, or news articles containing specific keywords delivered to their email accounts.

Baidu Web Directory. Baidu Web Directory enables users to browse and search through websites that have been organized into categories.

Hao123.com. We also operate Hao123.com, a popular Chinese web directory navigation site in China.

Baidu Dictionary. Baidu Dictionary is an online dictionary, providing lookup and translation services between Chinese and English.

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

Baidu Open Platform. Baidu Open Platform is a platform aiming at providing one-stop online services to users by intelligently identifying users’ demands before providing optimized treatments and responses. It is also designed to increase coverage of Baidu products and services. Baidu Open Platform, accessible through open.baidu.com, has many other specialized accesses such as mobileapp.baidu.com. Content providers can submit their contents to Baidu Open Platform. These contents are presented on Baidu’s search result pages directly and at accesses such as open.baidu.com by categories.

Social Products

Baidu Post Bar. Baidu Post Bar provides users with a query-based searchable community to exchange views and share knowledge and experience. The community can be further expanded by users posting new topics that have not been covered in the community before. In Baidu Post Bar, users can search, read and browse internet message boards and after signing in, reply to other members of the community publicly. Registered users can also follow and send private messages to each other within the community. Baidu Post Bar covers a broad range of topics and interest areas, such as society, sports and entertainment. It also allows users to post and share images and video clips in Baidu Post Bar online communities.

Baidu Space. Baidu Space allows registered users to create personalized homepages in a query-based searchable community. Registered users can post their blogs, photo album and certain personal information on their homepages and establish their own communities of friends who are also registered users.

Baidu Album. Baidu Album is a cloud-enabled photo storing and sharing service, which allows users to upload pictures without surrendering to compression and share with others with privacy control. Baidul Album uses cloud-based back-up technology to make sure the uploaded pictures will be kept.

UGC-based Knowledge Products

Baidu Knows. Baidu Knows provides users with a query-based searchable community to share knowledge and experiences. Through Baidu Knows, registered members of Baidu Knows can post specific questions for other members to respond and also answer questions . Any users of our Baidu.com website can also search, read and browse questions and answers by registered members of Baidu Knows.

Baidu Encyclopedia. Baidu Encyclopedia is an evolving encyclopedia compiled by registered users. Registered users can share their knowledge by adding new terms and new content in Baidu Encyclopedia. Any users of our Baidu.com website can also search, read and browse all terms and content contributed by registered users of Baidu Encyclopedia.

Baidu WenKu. Baidu WenKu is an online document sharing platform, through which registered users of our Baidu.com website can search, browse or read, by categories, documents in various formats such as Microsoft WORD, PDF and Microsoft Excel. Baidu WenKu also allows registered users to upload documents to and download from this user-created documents database.

Baidu Experience. Baidu Experience is a platform where users can share their experience by inputting their observations and knowledge following a predetermined format for others to search and browse.

Location-based Products and Services

Baidu Maps. Baidu Maps integrate map data from third-party suppliers and web information, providing users with location-based services relating to locations, routes, and local merchants on their PCs and mobile devices. On Baidu Maps for PCs, users have the option to type search terms into a single search box to find a particular place, points of interest near a specified location and routes for driving and public transportation. On Baidu Maps for mobile devices, users can also locate their current position and search points of interests and services near their current location or designated location, such as restaurants, hotels, movie theatres, KTV, gas stations, scenic spots, banks, bars, as well as deliveries, discounts and group buy deals offered by local merchants. Users can also enjoy comprehensive intelligent transportation service, including suggested routes for driving, public transportation and walking, voice navigation, real-time traffic status and real-time public transportation. Through Baidu Maps, users can access in-depth information about hundreds of thousands of local merchants and can also comment on the services provided by local business owners. Merchants can also actively provide their operating information for displaying on Baidu Maps and maintain such display.

Baidu Group Buy Directory. Baidu Group Buy Directory is a navigation site through which users can view group buy items provided by third-party group buy websites by categories and click through links to these group buy websites for more information and items.

Baidu Travel. We run a beta version of Baidu Travel, which aims to provide users with flights, hotels and other travel-related information for destinations inside and outside of China, covering top attractions, transportation, accommodation, shopping and cultural highlights, and allow registered users to share their travel experience by posting their own travel journals and general comments.

Music Products

Baidu Music. Baidu Music is a digital music service that gives users access to millions of songs. We have been partnering with many content providers, including well-known international labels such as Universal Music, Warner Music, Sony Music and EMI Music, to provide licensed music for users in geographic locations within the license scope to stream and download from our platform. Baidu Music’s front page mainly provides the latest releases, hot charts and editor’s compilation, and also contains a search box whereby users can search for music by term queries. Registered members can store their music in a cloud-based “digital music space” and get their personal playlist synchronized between multiple devices. Baidu Music can also be played on iPhone and Android-based mobile phones, through which mobile phone users can get access to Baidu Music easily.

Baidu FM. Baidu FM is a webpage offered by Baidu Music where users can listen to online music channels. It features simple page layout and is easy to use.

Baidu TT Player. Baidu TT Player is a software that enables users to play audio files in multiple formats.

PC Client Software

Baidu Browser. Baidu Browser is an internet browser. Baidu Browser has a landing page with pre-added links of selected popular websites and applications including games. Users can remove these links from their landing pages of Baidu Browser. They can also search for their favorite websites and applications from a collection of websites and applications, most of which are from outside developers, and add them to their Baidu Browser landing pages. We added three important features, namely, Cloud Storage, Drag Search and Cloud Reader, on Baidu Browser in 2012. Cloud Storage allows users to backup all files. Drag Search can monitor users’ drag operations and then return the query results that users want immediately, such as Map, Translation and Encyclopedia.

Baidu Input Method Editor. Baidu Input Method Editor is an intelligent input method editor which adapts to the ever evolving Chinese language through analyzing popular search terms based on our search technology. It also accommodates mixed use of Chinese and English language without having to switch input methods. Using our cloud computing and web technology, we allow users to use Baidu Input Method online without downloading and installing the client-end application, if they stay on our website. It also allows users to input Chinese characters by writing with mouse and can correct wrong pinyin string automatically.

Baidu Toolbar and Baidu Companion. Baidu Toolbar and Baidu Companion are free, downloadable software which, once installed, show up on a browser’s tool bar and make our search function and some specific search capabilities readily available on every web page that a user browses.

Baidu Hi. Baidu Hi is our instant messaging service. In addition to the major instant messaging functions of chat, grouping and personalization, Baidu Hi also integrates search services, online communities and various other features that we provide.

Baidu Media Player. Baidu Media Player is an audio and video player using the streaming media technology. Baidu Media Player enables users to play multimedia files of various popular formats online and offline.

Baidu Reader. Baidu Reader is a document reader that supports major document formats, such as TXT, DOC, PDF and PPT. Users can use Baidu Reader to read and organize their own documents, browse the library of books already on Baidu WenKu and purchase reading materials directly through the application.

Mobile Related Products and Services

Baidu Mobile Search. Baidu Mobile Search enables users to access our search and community-based products and services such as Baidu News, Baidu Post Bar, Baidu Knows and Baidu Map Search using mobile devices, including WAP-enabled mobile phones. Baidu Mobile Search supports voice-activated search to better serve users of mobile devices. By minimizing graphics and interactive contents, Baidu Mobile Search offers a user friendly and productive mobile internet search experience. We have entered into arrangements with China Telecom, China Unicom and China Mobile, three mobile carriers in China, respectively, to provide mobile search for their 3G mobile service subscribers. Under these arrangements, our mobile search service will be embedded in the mobile carriers’ selected 3G phone modules. Their mobile subscribers will be able to use the pre-installed applications to access various Baidu products and services available to mobile phone users.

Baidu Cloud Smart Terminal Platform. Baidu Cloud Smart Terminal Platform is a mobile platform designed for mobile devices based on Android. It integrates our core technologies and services, including our cloud technology, supports box computing, cloud storage and various Baidu applications and local features, aiming to provide users with more extensive, diversified and personalized social networking experiences on the cloud. The platform provides mobile devices with built-in applications and services, while being compatible with most Android applications developed by third-party developers. In addition, through the platform, third-party developers can have APIs to integrate search, maps, payments and other features into the applications they develop for the platform.

Baidu Mobile Browser. We offer this web browser for mobile phones based on Windows and Android.

Baidu Palm. Baidu Palm is a user-end application designed specifically for mobile phone users. By downloading and installing Baidu Palm, mobile phone users can access various Baidu products including Baidu Web Search, Baidu News, Baidu Map Search, Baidu Post Bar and Baidu Knows without the need to make multiple registrations.

Baidu Mobile Phone Input Method Editor. Baidu Mobile Phone Input Method Editor is a user-end application that supports multiple methods of inputting Chinese characters on mobile phones. It is designed to allow mobile phone users to conduct searches more efficiently.

Baidu Contacts. Baidu Contacts is a contact management tool enhanced with special features. It enables users to search for contacts stored in mobile phones more easily by voice or inputting simple characters and to identify odd calls by viewing the record of number of rings from an unanswered call. Users can also choose to synchronize all their contacts to our servers for backup and send free textual and short voice messages to each other when they stay online after signing in Baidu Contacts. In addition, Baidu Contacts makes recommendations to users on people they may know or want to know and enables users to connect with others and access their contacts’ Weibo directly after setting up the connections.

Baidu Netdisk. Baidu Netdisk is a cloud computing based online storage service, which provides users limited free space to store and access their materials online.

Baidu PhotoWonder. Baidu PhotoWonder is an application for users of smart phones based on iOS and Android to take and beautify photos and share them among some social networking sites.

Baidu Wallpaper. Baidu Wallpaper is an application for users of smart phones based on Android and iOS enabling them to change the wallpapers of their phones.

Baidu Desktop. Baidu Desktop is an application for users of smart phones based on Android enabling them to manage the desktop of their phones.

Baidu One-click-root. Baidu One-click-root allows the users to clean up their phone systems, manage startup and improve the performance of their mobile phones.

Baidu Voice Assistant. Baidu Voice Assistant enables users to operate their smart phones via natural language, such as making calls, sending messages, setting alarms, playing music, making inquiries and chatting without typing. Baidu Voice Assistant can also tell jokes and stories on a variety of topics. Using our voice recognition technology and combined with the semantic recognition ability of Chinese language, the product allows users to be understood correctly when dictating instructions in a colloquial way. In collaboration with Baidu Encyclopedia, Baidu Knows and Baidu Open Platform, Baidu Voice Assistant has access to comprehensive and high-quality web information resources.

Other Baidu Mobile Applications. We offer several other mobile applications which provide functions similar to those provided by their substitutes for non-mobile devices such as Baidu Map Search, Baidu Travel, Baidu Video, Baidu Post Bar, Baidu Music, Baidu Knows, Baidu Encyclopedia, Baidu WenKu, Baidu Album and Baidu News. These applications are tailored for mobile device users and also offer some particular functions.

Products and Services for Developers

Baidu Developer Center. Baidu Developer Center aims to create a one-stop comprehensive solution plan for application developers. Utilizing our open technology, data statistics, marketing channels and development tools, Baidu Developer Center provides development, operation, channel marketing and monetization support to developers in the various phases of the application development and commercialization cycle.

Personal Cloud Storage (PCS). PCS provides cloud storage and service to individual users. The service allows users to backup or restore personal data, synchronize data among various devices, and share data with others. In addition, PCS provides developers with abundant capabilities, such as handling both file data and structured data, generating thumbnail, transcoding, labeling, Cloud Match and third-party ID access/authorization.

Baidu App Engine (BAE). BAE provides developers with a runtime environment for PHP, JAVA and Python. Additionally, cloud storage, message service and cloud database are also provided by BAE. The goal of BAE is to enable developers to deploy and manage their applications easily and automatically and provide a running environment of dynamic scaling and load balancing. Owing to BAE, developers can focus on the business logic instead of the maintenance work.

T5 browsing engine. T5 browsing engine is a Webkit based browsing engine that supports the rendering of both web pages and web applications at a fast speed. With the complete HTML5 support and running efficiency, T5 browser has topped in a series of tests such as HTML5test, SunSpider, V8 benchmark and Web GL 3D.

Mobile Test Center (MTC). MTC provides developers with overall and automated test services based on hundreds of models, free of charge. It covers both native application and web application, including all the mainstream resolutions, models and Android versions.

LBS Open Platform. LBS open platform provide Web, Android or iOS-based third-party application developers with free services, including positioning, maps, data on local merchants, cloud storage and cloud computing of LBS data. Based on these basic services, developers can develop their own LBS applications. We also provide automobile manufacturers, telematics service providers (TSPs), automobile terminal hardware manufacturers, and hardware related software developers with automobile networking API in order to facilitate the developments of automobile terminal applications, including location search, driving routes search, latitude and longitude search by addresses, sending routes information on the web to mobile phones and inquires about transportation events at current city.

Baidu Webmaster Platform. Baidu Webmaster Platform consists primarily of the tools section, data section and discussion section, and provides website managers with tools and data to allow them to better monitor and manage their websites and improve the search engine optimization (SEO) and hence the user experiences of their websites.

Baidu Statistics. Baidu Statistics is a platform that helps our online marketing customers to evaluate the effect of our online marketing solutions by providing various data and analyses that could be used to monitor ROI. Baidu Union members and other website owners can also benefit from Baidu Statistics in web analytics and user experience optimization. Baidu Statistics can be used for mobile applications based on iOS and Android, allowing application developers to monitor the performance of applications on a real-time basis.

Baidu Share. Baidu Share is a tool, shown as a list of buttons, that can be embedded into other websites by website owners, and allows users of such other websites to share contents among many social networking sites and communities. By clicking the buttons embedded next to certain contents, links of the contents will be posted in the target social networking sites and communities. Contents shared using Baidu Share and the number of times these contents being shared can also be presented in our search results.

Other Products and Services

Qunar. Qunar offers real-time searches on flights, hotels and packages, group-buy deals, visa and other travel-related information to consumers, and internet and mobile technology solutions to travel industry players. According to China Internet Network Information Center (CNNIC) report, Qunar is the most popular online travel application for mobile phones in China as of September 5, 2012. Qunar had 61.0 million monthly visits in December 2012. Qunar’s search scope covers over 900 data sources, 213,000 hotels, and 69,000 domestic and international flight routes. Qunar also provides over 3,000 daily travel deals in more than 400 travel destinations inside and outside China.

IQiyi. IQiyi allows users to search and watch copyrighted movies, television series, cartoons, variety shows and other programs without charge. The programs are provided by content providers under licensing arrangements. Apart from sourcing copyrighted contents, iQiyi also produces a variety of original content. In addition, iQiyi provides online community services to facilitate user communication and interaction. Users can now search and watch iQiyi.com videos on their mobile phones free of charge. According to iResearch, iQiyi was ranked as the No. 2 online video platform in China in terms of average time spent per user per day and No. 3 in terms of total monthly time spent in December 2012.

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

Baidu Games. Baidu Games is a channel where registered users can play web games provided by our online game operator partners. In addition, we also offer a web games portal, providing game players with updated web game-related information such as new releases, walk-throughs and reviews.

Baidu Search and Store. Baidu Search and Store is a free online bookmarking service that allows registered users to bookmark, store and organize website links in an online space and conduct searches within the bookmarked websites.

Baidu Application Store. Baidu Application Store is a platform that enables users to find popular third party developed applications including games by category or by typing relevant search terms in a Baidu search box. Users can also find these applications through mobile devices by voice-command search and the other methods mentioned above.

Baidu Ads Manager. Baidu Ads Manager is a technology platform which helps publishers manage their advertisement inventory more effectively.

Baidu Data Research Center. Baidu Data Research Center is an online channel providing research reports, news and other content relating to more than 10 industry sectors such as automobiles, online games, telecommunications, financial services, retail, and education. These industry-specific research reports are developed primarily by mining search queries data generated on our websites. Users registered with Baidu Data Research Center can download these reports for market research purpose.

Baidu Sky. Baidu Sky is a platform through which our users can browse and download software. We also cooperate with telecommunication operators and websites to build mirrored software platforms of Baidu Sky for users.

Baidu Senior Citizen Search. Baidu Senior Citizen Search is web search specifically designed for senior users. Supported by Hanvon, Baidu Senior Citizen Search allows users to handwrite search terms in Chinese by moving around the mouse and produce search results more tailored to senior users’ interests and experiences. It also selects websites that may be of interest to senior users and organizes these into categories and subjects.

Baidu Search for Visually Impaired. Baidu Search for Visually Impaired is designed to assist visually impaired users to conduct a more effective search by removing certain advertisement, images and other content that may interrupt with the functioning of viewing software used by visually impaired users.

Baidu Patent Search. Baidu Patent Search is operated in cooperation with the China Patent Information Center under the PRC State Intellectual Property Office. Baidu Patent Search enables users to search for specific Chinese patents and provides basic patent information in the search results, including the patent name, application number, filing date, issue date, inventor information and brief description of the patent.

Baidu Translation. Baidu Translation is a free online translation service that provides instant translation of texts and web pages between Chinese, on one side, and English or Japanese, on the other side. Baidu Translation supports functions as dictionary, example search and translation services in one interface, and provides open translation API to translate texts and localize web pages for users’ convenience. Baidu Translation is also applied on iPhone and Android-based mobile phones, through which mobile phone users can get access to translation services online and off-line. Users can type in, speak to the phone or take a picture of the words and get translations instantly.

Baidu Missing Person Search Site. We launched this missing person search site in support of those looking for missing persons. Families can upload to the site photos of the missing persons with the date they went missing and a range of other personal information that can be tracked by local law enforcement. Internet users who have come across missing persons or those suspected to be the victims of human-trafficking can upload details of the encounter.

Major Products and Services by Associated or Cooperative Websites

Leho. Leho is a platform focusing on providing users information on life services and local merchants, and is operated by Youa.com Inc., a company over which we do not have control but have a significant influence. The platform was launched at Leho.com in December 2011 and subsequently integrated Youa Life, which was spun off from us as an independent business operated by Youa.com Inc in November 2011. Leho is designed to help merchants set up brand pages to share their information, offer special deals and connect with customers, and allow consumers to share their life-styles and experience online by “timeline.”

Baidu Leju. Baidu Leju is a real estate information search platform jointly developed by Baidu and China Real Estate Information Corporation, or CRIC. Baidu Leju is designed to provide Chinese internet users with comprehensive, timely information relating to the real estate markets throughout China. Pursuant to the cooperation agreement entered into between Baidu and CRIC in May 2010, CRIC has the exclusive right to build and operate Baidu’s web channels related to real estate and home furnishing.

International Products and Services

Baidu Japanese Products. Our Japanese search services currently offer web search, image search and video search. We also offer Baidu Type, a Japanese input method editor for PC users, and an acquired Japanese mobile phone input method editor for Android, named Simeji. A new version of Simeji can replay voice recordings on devices running on the Android operating system.

Hao123 International. Hao123 International is a web directory navigation product targeted at international users, covering six countries or regions currently.

Products and Services for Customers

We focus on providing customers with cost-effective and targeted marketing solutions. We generate almost all of our revenues from online marketing services, including online marketing services based on search queries, online marketing services based on contextuals, online marketing services based on search behaviors of internet users, online marketing services of display placements, online marketing services based on social attributes and online marketing services of other forms. Our online marketing services generally comprise text links, images, multimedia files and interactive forms.

Online Marketing Services Based on Search Queries

Online marketing services based on search queries are keyword-based marketing services targeted at and triggered by internet users’ search queries, which include our P4P services and other search query based online marketing services, for example, Brand-Link. Typically, a P4P customer pays us when users click on one of its website links on Baidu search result pages or Baidu Union members’ properties, while a Brand-Link customer pays us based on the duration of the placement on Baidu search result pages. Users could reach our P4P sponsored links and Brand-Link on either mobile or non-mobile devices.

P4P. Our auction-based P4P services enable our customers to bid for priority placement of their links in keyword search results. We believe we were the first auction-based P4P service provider in China. Our P4P platform enables our customers to reach users who search for information related to their products or services. Customers may use our automated online tools to create text-based descriptions of their web pages and bid on keywords that trigger the display of their web page information and links. Our P4P platform features an automated online sign-up process that allows customers to activate and manage their accounts at any time.

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

We also offer certain value-added consultative services that help customers maximize their ROI, including keyword suggestions, account management and performance reporting.

We adopted Phoenix Nest, our current online marketing system, in December 2009. Phoenix Nest is designed to improve relevance in paid search and increase value for customers, thus driving monetization efficiency. Compared to our previous auction-based online marketing system, Phoenix Nest adopts enhanced algorithms that generate more relevant advertisements and provides customers with additional tools and information to help them better manage their spending and achieve higher ROI.

Since its adoption, we have made enhancements continually to our Phoenix Nest platform. We have opened online marketing on mobile search to all customers to allow them to promote their products and services. Besides text descriptions, customers can also promote their applications on mobile search. In order to help advertisers achieve better ROI from mobile search campaigns, we provide a series of special management tools in Phoenix Nest, including wap site building tool for enhanced user experience, online chatting tool for better user engagement, mobile statistics analysis tool for enhanced conversion tracking, and performance reporting for managing campaign effectiveness. Meanwhile, we provide optimization packages in Phoenix Nest to help customers enhance the advertising performance more easily. Moreover, we have launched Phoenix Nest App (Android) allowing customers to manage their online marketing anywhere and anytime. We provide tools and features, such as Phone Calls, App Downloads, Site-Links on Mobile, Brand-Link on Mobile, allowing advertisers to manage and optimize mobile advertisement and understand the mobile opportunity properly.

Brand-Link. We offer a brand advertising service, Brand-Link. When internet users conduct a keyword search using brand names of our customers who subscribe to our Brand-Link services, the search will generate a wide range of brand-specific content, including news reports, promotional announcements, product information and marketing campaigns.

Online Marketing Services Based on Contextuals

Online marketing services based on contextuals refer to our Network Marketing services. Using our ProTheme contextual promotion technology, we offer Network Marketing, a service that enables our customers’ promotional links to be displayed on both Baidu’s properties and Baidu Union members’ properties where the customers’ links are relevant to the subject and content of such web pages. We generate revenues from our Network Marketing service based on the number of clicks on our customers’ links and share the revenues with our Baidu Union members for displaying our customers’ promotional links on Baidu Union members’ properties in accordance with pre-agreed terms.

Online Marketing Services Based on Search Behaviors of Internet Users

Online marketing services based on search behaviors of internet users include, among others, Targetizement and Grand Media using our Targetizement technology, both of which enable our customers’ advertisements to match their targeted internet users, who are automatically identified based on the users’ past behaviors on the internet. Targetizement customers pay us a fee based on the number of clicks on their advertisements displayed on Baidu’s properties, while Grand Media customers pay us on a cost per thousand impressions basis for the links on Baidu Union members’ properties.

Online Marketing Services of Display Placements

Online marketing services of display placements allow our customers to display links insensitive to search queries at a designated location on Baidu’s properties or Baidu Union members’ properties. Our customers mainly pay us, among other less common forms of payments, based on the duration of the placement on Baidu’s properties or on a cost per action basis, for example, number of registered users, on Baidu Union members’ properties.

Online Marketing Services Based on Social Attributes

Online marketing services based on social attributes refer to our Post Bar Marketing services. Baidu Post Bar enables our customers to conduct social marketing and brand promotion using a variety of Post Bar

Marketing solution packages. They are able to distribute advertising posts in certain interest-aggregated bars, fulfilling the social marketing requirements. At the same time, we offer the Post Bar Brand Community that enables customers to have broader and deeper interactions in social network scenarios, which meets their brand promotion requirements.

Online Marketing Services of Other Forms

We offer other forms of online marketing services, including directing traffic to customer’s content to allow more exposure of the content to users, and to enable users to purchase and use the content through non-mobile devices. Users could also access some of the content through mobile devices.

Sales and Distribution

We sell our online marketing services directly and through our distribution network. We have direct sales presence in Beijing, Shanghai and major cities in Guangdong Province, including Shenzhen, Guangzhou and Dongguan, covering the major regional markets for our online marketing services.

Our distributors provide numerous services, including identifying customers, collecting payments, assisting customers in setting up accounts with us, suggesting keywords to maximize ROI and engaging in other marketing and educational services aimed at acquiring customers. We offer discounts to distributors as consideration for their services. We have relied on distributors for several reasons. Our P4P customer base in China is geographically diverse and fragmented, as many of our P4P customers are SMEs located in different regions in China. Moreover, SMEs are generally less experienced with online marketing as compared to large companies and therefore benefit from the extensive services provided by distributors. Finally, secure online payment and credit card systems are in early stages of development in China. Distributors serve as an important channel to reach SME customers throughout China and collect payments from them. We offer our online marketing services to medium and large corporate customers through third-party agencies and our direct sales force. We have also engaged third-party agencies to identify and reach the potential customers outside of China.

Marketing

We focus on continually improving the quality of our products and services, as we believe satisfied users and customers are more likely to recommend our products and services to others. Through these efforts and the increased use of internet in China, we have built our brand with modest marketing expenditures.

Our initial public offering in 2005 and subsequent positive media coverage have significantly enhanced our brand recognition. We have also implemented a number of marketing initiatives designed to promote our brand awareness among potential users, customers and Baidu Union members, and we invested significant resources on the promotion activities for our mobile products in 2012. For example, we have purchased advertising time on several television channels in China, cooperated with mobile device producers for our mobile products promotion, conducted cross-marketing activities with a number of leading consumer brands, conducted marketing activities targeted at specific types of users like students, launched localized marketing initiatives tailored to potential customers in various regions with the assistance of our distributors, organized and sponsored seminars and discussion forums targeted at existing and potential customers, conducted marketing activities aiming at keeping close relationships with website owners which are or may become Baidu Union members and educated new customers with tailored online or offline search engine marketing trainings to strengthen their search engine marketing abilities.

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

China-based Internet Companies. Chinese internet portals such as Sohu and Tencent offer a broad range of online services, including search service. Sohu has its own search engine, “Sogou”, and Tencent also has its own search engine, “SOSO”. These portals have widely recognized brand names in China and some have greater financial resources than we do. We compete with these portals primarily for user traffic and online advertising. We also compete with B2B service providers such as Alibaba, which also offers search services on its websites. In addition, Qihoo 360, a company operating an internet platform and primarily providing security products, launched its search services in 2012 and is competing with us on internet search.

Other Advertising Media. Other advertising media, such as newspapers, yellow pages, magazines, billboards, other forms of outdoor media, television, radio and mobile applications compete for a share of our customers’ marketing budgets. Large enterprises currently spend a relatively small percentage of their marketing budgets on online marketing as compared to other advertising media.

Technology

We provide our web search and P4P technology using our network of computers running customized software developed in-house. Our key technologies include:

Web Search Technology

Our web search technology applies a combination of techniques to determine the importance of a web page independent of any particular search query and the relevance of that page to a particular search query.

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

Information Extraction Techniques. We extract information from a web page using high performance algorithms and information extraction techniques. Our techniques enable us to understand web page content, delete extraneous data, build link structures, identify duplicate and junk pages and decide whether to include or exclude a web page based on its quality. Our techniques can process millions of web pages quickly. In addition, our anti-spam algorithms and tools can identify and respond to spam web pages quickly and effectively.

Web Crawling Techniques. Our powerful computer clusters and intelligent scheduling algorithms allow us to crawl web pages efficiently. We can easily scale up our system to collect an ever-growing number of Chinese web pages. Our spider technology enables us to refresh web indices at intervals ranging from every few minutes to every few weeks. We set the index refresh frequency based on our knowledge of internet search users’ needs and the nature of the information. For example, our news index is typically updated every five minutes, and can be as frequent as every minute, throughout the day given the importance of timely information for news. We also mine multimedia and other forms of files from web page repositories.

Our Project Aladdin, an ongoing research and development project, aims at uncovering useful information of the “Hidden Web,” the part of the internet that traditional search engine technology may not be able to index. The resulted Aladdin platform enriches our search index and hence provides richer search results to our users. Aladdin has become Baidu Open Platform. In 2012, we made a major upgrade to the Aladdin platform, which not only provides a better and faster way to integrate new “hidden web” information into our search index, but also revolutionizes the search result presentation of the left side of the search result page. Furthermore, the upgraded platform integrates Baidu’s knowledge base to render highly relevant “knowledge panel” at the right side of the search result page to encourage users to acquire more knowledge or take actions directly within the page.

Natural Language Processing Techniques. We analyze and understand user queries and web pages by using various natural language processing techniques, including, among others, word segmentation, named entity recognition, syntax and semantic analysis, paraphrasing and language dependent encoding. For example, we can identify Chinese names on a web page. When a user searches for a person based on the person’s Chinese name, we can display the web pages that are specifically related to that person. We also mine user behavior and search interests from our large search query logs. We provide additional web search features such as advanced search, spelling check and search by Chinese phonetics (Pinyin).

Multimedia Technologies. We work on developing intelligent algorithms and systems to better understand human spoken languages, identify audio contents, and recognize the meaning of images and videos. These technologies will enable users to access information in a most natural way, and help our search engine better organize the vast amount of multimedia contents on the web. For example, our speech recognition technology has been applied to Baidu’s mobile search on smart phones, and our face recognition technology will be applied to generate relevant photos when a person is searched.

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

Our current online marketing system, Phoenix Nest, is designed to generate more relevant advertisements, compared with the previous auction-based online marketing system we used before December 2009. Phoenix Nest helps customers more easily find users’ favorite search terms to bid on, and provides customers with more tools for budget management and more data for the effective measurement of ROI.

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

Large-Scale Systems and Technologies

We generally develop custom software for our products or services that are running on clusters of commodity hardware. Our investment in large-scale system infrastructure produces several key benefits: reduction in cost of storing and processing large amounts of data, simplification of deployment and operation of large-scale products and services, and automation of administration tasks of large-scale clusters of computers. Moreover, our infrastructure can be easily scaled to deal with traffic growth and data volume increase.

Our large-scale system infrastructure uses distributed software and high performance parallel computing technologies. It provides high-quality web search services and web page collections using cost-effective servers running linux operating system. We have management information systems that enable us to perform tasks such as service operations, administration, and trouble-shooting very efficiently. In addition, we have developed framework that can help us conduct live effect test of new ideas without affecting major live services.

Our infrastructure significantly improves the relevance between a user query and advertising results by using advanced search and information retrieval algorithms that are computationally intensive. Our infrastructure also shortens our product development life cycle and allows us to innovate more quickly and cost-effectively. We constantly evaluate new hardware alternatives and software techniques to further reduce our infrastructure cost.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We have 60 issued patents in China and intend to apply for more patents to protect our core technologies. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. “ ”, our company’s name “Baidu” in Chinese, has been recognized as a well-known trademark in China by the Trademark Office under the State Administration for Industry and Commerce. In addition to owning the trademark “ ” and the related logo, we have applied for registration of additional trademarks and logos, including “ ”, “ Hi” and “ ”. We also have registered certain trademarks in Hong Kong, including “ ” and our company logo, and the United States, including “Baidu”. In addition, we have registered our domain name Baidu.com, hao123.com and baifubao.com with MarkMonitor.com, Baidu.jp with humeia.co.jp and Baidu.cn, Baidu.com.cn, and certain other websites with China National Network Information Center, or CNNIC. We own a variety of intellectually property rights relating to our acquired businesses such as Qunar.

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

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structure relating to our consolidated affiliated entities complies with current PRC laws and regulations; (ii) subject to the disclosure and risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure,” “—Risks Related to Doing Business in China” and “—Regulation,” our contractual arrangements with our consolidated affiliated entities and the nominee shareholders are valid and binding on all parties to these arrangements and do not violate current PRC laws or regulations; and (iii) subject to the disclosure and risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure,” “—Risks Related to Doing Business in China” and “—Regulation,” the business operations of our consolidated affiliated entities, as described herein, comply with current PRC laws and regulations in all material respects.

China’s internet industry and online advertising market are evolving. There are substantial uncertainties regarding the interpretation and application of existing or proposed PRC laws and regulations. We cannot assure you that the PRC regulatory authorities would find that our corporate structure and our business operations comply with PRC laws and regulations. If the PRC government finds us to be in violation of PRC laws and regulations, we may be required to pay fines and penalties, obtain certain licenses or permits and change, suspend or discontinue our business operations until we comply with applicable PRC laws and regulations.

Regulations on Value-Added Telecommunications Services and Internet Content Services

Internet content services. The Telecommunications Regulations promulgated by the PRC State Council in September 2000 categorize all telecommunications businesses in the PRC as either basic or value-added. Internet content services, or ICP services, are classified as value-added telecommunications businesses. Pursuant to the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts. The Administrative Measures on Internet Information Services, also promulgated by the PRC State Council in September 2000, require commercial ICP service operators to obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC.

The Administrative Measures for Telecommunications Business Operating License, promulgated by the MIIT with latest amendments becoming effective in April 2009, set forth the types of licenses required for value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP operator providing commercial value-added services in multiple provinces is required to obtain an inter-regional license, whereas an ICP operator providing the same services in one province is required to obtain a local license.

BBS services. The Internet Electronic Messaging Service Administrative Measures promulgated by the MIIT in November 2000 require ICP operators to obtain specific approvals before providing BBS services. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. On July 4, 2010, the approval requirement for operating BBS services was terminated by a decision issued by the PRC State Council. However, in practice, the competent authorities in Beijing still require the relevant operating companies to obtain such approval for the operation of BBS services.

Content regulation. National security considerations are an important factor in the regulation of internet content in China. The National People’s Congress, the PRC’s national legislature, has enacted laws with respect to maintaining the security of internet operation and internet content. Under these laws and applicable regulations, violators may be subject to penalties, including criminal sanctions, for internet content that:

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

ICP operators are required to monitor their websites, including electronic bulletin boards. They may not post or disseminate any content that falls within the prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions and revoke their ICP licenses.

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the PRC State Council with latest amendments becoming effective in September 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider must not exceed 50%. In order to acquire any equity interest in a value-added telecommunication business in China, a foreign investor must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce (or the Ministry of Commerce’s authorized local counterparts), which retain considerable discretion in granting approvals. According to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. We believe that it would be impracticable for us to acquire any equity interest in our consolidated affiliated entities without diverting management attention and resources. Moreover, we believe that our contractual arrangements with these entities and the individual nominee shareholders provide us with sufficient and effective control over these entities. Accordingly, we currently do not plan to acquire any equity interest in any of these entities.

An Notice on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, issued by the MIIT in July 2006, prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. Pursuant to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain the facilities in the regions covered by its license. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their valued-added telecommunication business operating licenses.

To comply with these PRC regulations, we operate our websites mainly through Baidu Netcom and Beijing Perusal, operate an online payment platform through BaiduPay, and provide online employment agency services through Baidu HR. Baidu Netcom, Beijing Perusal, BaiduPay and Baidu HR are our PRC consolidated affiliated entities, and are considered domestic PRC entities under PRC law given that the nominee shareholders are PRC citizens or PRC entities. Each of Baidu Netcom, Beijing Perusal, Baidu HR, BaiduPay and some of our other PRC consolidated affiliated entities holds a value-added telecommunications business operating license. It remains unclear whether the provision of online payment services by BaiduPay will require BaiduPay to apply for a value-added telecommunications business operating license for “online data processing and transaction processing businesses” as provided in the Catalog of Telecommunications Businesses promulgated by the MIIT, although in practice many companies conducting such business do not apply for such license.

To comply with the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, we have transferred certain domain names primarily used in our business to Baidu Netcom, Beijing Perusal and Baidu HR, and have transferred certain trademarks to BaiduPay. We are also in the process of transferring certain trademarks, including pending trademark applications made by Baidu Online, to Baidu Netcom, Beijing Perusal and Baidu HR. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet business and companies.”

Regulations on News Display

Displaying news on a website and disseminating news through the internet are highly regulated in the PRC. The Provisional Measures for Administrating Internet Websites Carrying on the News Displaying Business, jointly promulgated by the State Council News Office and the MIIT in November 2000, require an ICP operator (other than a government authorized news unit) to obtain State Council News Office approval to post news on its website or disseminate news through the internet. Furthermore, the disseminated news must come from government-approved sources pursuant to contracts between the ICP operator and the sources, copies of which must be filed with the relevant government authorities.

In September 2005, the State Council News Office and the MIIT jointly issued the Provisions on the Administration of Internet News Information Services, requiring internet news information service organizations to provide services as approved by the State Council News Office, subject to annual inspection under the provisions. Pursuant to the provisions, no internet news information service organizations may take the form of a foreign-invested enterprise, whether a joint venture or a wholly foreign-owned enterprise, and no cooperation between internet news information service organizations and foreign-invested enterprises is allowed prior to the security evaluation by the State Council News Office.

In December 2006, Baidu Netcom obtained the internet news license, which permits it to publish internet news pursuant to the relevant PRC laws and regulations. The internet news license is subject to annual inspection by relevant government authorities.

Regulations on Internet Drug Information Services

According to the Measures for the Administration of Internet Drug Information Services, issued by the State Food and Drug Administration in July 2004, on ICP operator publishing drug-related information must obtain a qualification certificate from the State Food and Drug Administration or its provincial level counterpart.

In November 2007, Baidu Netcom obtained the qualification certificate for internet drug information services, which permits it to publish drug-related information on its website. The certificate was renewed in September 2012.

Regulations on Internet Culture Activities

The amended Internet Culture Administration Measures, promulgated by the Ministry of Culture and becoming effective in April 2011, require ICP operators engaging in “internet culture activities” to obtain a permit from the Ministry of Culture. The “internet culture activities” include, among other things, online dissemination of internet cultural products (such as audio-video products, games, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, distribution and broadcasting of internet cultural products. Imported internet cultural products are subject to content review by the Ministry of Culture before they are disseminated online, while domestic internet cultural products must be filed with the local branch of the Ministry of Culture within 30 days following the online dissemination. Baidu Netcom was granted an internet culture business permit in April 2007, which was renewed in October 2010. Beijing Perusal was granted an internet culture business permit in February 2011.

The Several Suggestions on the Development and Administration of the Internet Music, issued by the Ministry of Culture and becoming effective in November 2006, reiterate the requirement for the internet service provider to obtain the internet culture business permit to carry on any business of internet music products. In addition, foreign investors are prohibited from engaging in the internet culture business operation.

Furthermore, the Notice on Strengthening and Improving the Content Review of Online Music, issued by Ministry of Culture in August 2009, provides that only “internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. Internet culture operating entities should establish strict self-monitoring system of online music content and set up special department in charge of such monitoring.

Regulations on Internet Publishing

The Interim Provisions for the Administration of Internet Publishing, jointly issued by the GAPP and the MIIT and becoming effective in August 2002, require entities that engage in internet publishing to obtain approval from the GAPP. Pursuant to the provisions, “internet publishing” refers to the act of online spreading of articles, whereby the internet information service providers select, edit and process works created by themselves or others and subsequently post such works on the internet or transmit such works to the users’ end through internet for the public to browse, read, use or download. Baidu Netcom is in the process of applying for the internet publication business license.

Regulation on Broadcasting Audio/Video Programs through the Internet

In July 2004, the State Administration of Radio Film and Television promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the Audio/Video Broadcasting Rules. The Audio/Video Broadcasting Rules apply to the opening, broadcasting, integration, transmission or download of audio/video programs through internet and other information networks. Anyone who wishes to engage in internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the State Administration of Radio Film and Television and operate in accordance with the scope as stipulated in such license. Foreign-invested enterprises are not allowed to engage in the above-mentioned business activities.

The Rules for the Administration of Internet Audio and Video Program Services, commonly known as Document 56, jointly promulgated by the State Administration of Radio Film and Television and the MIIT in December 2007, reiterate the requirement set forth in the Audio/Video Broadcasting Rules that online audio/video service provider must obtain a license from the State Administration of Radio Film and Television. Furthermore, Document 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to some official answers to press inquiries published on the State Administration of Radio Film and Television’s website in February 2008, officials from the State Administration of Radio Film and Television and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that the providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Document 56 was issued. Baidu Netcom has renewed its online audio/video program transmission license, which is valid from July 2012 to July 2015, and iQiyi has an online audio/video program transmission license valid from October 2012 to October 2015.

Regulations on Payment Services by Non-financial Institutions

Pursuant to the People’s Bank of China’s Measures Concerning Payment Services by Non-financial Institutions, which took effect in September 2010, and its implementation rules, non-financial institutions that have been providing monetary transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid card or bank card, and other payment services as specified by the People’s Bank of China, must obtain a license from the People’s Bank of China prior to September 1, 2011, in order to continue providing monetary transfer services. We have applied for the license to provide monetary transfer services, and the application is currently being processed by the People’s bank of China. We received the acceptance notice from the local branch of the People’s Bank of China, which practically extends the September 1, 2011 deadline to the point in time that the People’s Bank of China makes a final decision whether to grant the license. We have not received such license as of the date of this annual report. There is no assurance that we will be able to obtain such license. We will have to cease conducting our online payment business if we fail to obtain such license.

Regulations on Internet Map Services

According to the Administrative Rules of Surveying Qualification Certificate and the amended Standard for Internet Map Services issued by the National Administration of Surveying, Mapping and Geoinformation (formerly known as the State Bureau of Surveying and Mapping) in March 2009 and May 2010, respectively, the provision of internet map services by any non-surveying and mapping enterprise is subject to the approval of the National Administration of Surveying, Mapping and Geoinformation and requires a surveying and mapping qualification certificate. Internet maps refer to maps called or transmitted through internet. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the National Administration of Surveying, Mapping and Geoinformation in December 2011, any entity without applying for a surveying and mapping qualification certificate for internet map services is prohibited from providing any internet map services. Baidu Netcom currently provides online traffic information inquiry services as well as internet map services and has obtained a Surveying and Mapping Qualification Certificate for internet map services.

Regulations on Online Games

Pursuant to the Interim Provisions for the Administration of Internet Publishing, the online games services provided on our websites by our online game operator partners may be deemed as a type of “internet publication” provided by us, and we may be required to obtain an internet publication license from the GAPP. Baidu Netcom is in the process of applying for the internet publication business license. The required approval by the GAPP of each online game provided on our websites is handled by our online game operator partners.

In June 2010, the Ministry of Culture promulgated the Interim Administration Measures of Online Games. In accordance with these measures, an ICP service provider operating online games, must obtain an Online Culture Business Permit. Baidu Netcom has obtained an Online Culture Business Permit for operating online games. These measures also specify that the Ministry of Culture is responsible for the censorship of imported online games and the filing of records of domestic online games. The procedures for the filing of records of domestic online games must be conducted with the Ministry of Culture within 30 days after the commencement date of the online operation of such online games or the occurrence date of any material alteration of such online games. The approval by or filing with the Ministry of Culture of each online game provided on our website has been handled primarily by our online game operator partners.

In September 2009, the GAPP together with several other government agencies issued a Circular 13, which explicitly prohibits foreign investors from participating in online game operating businesses through wholly-owned enterprises, equity joint ventures or cooperative joint ventures in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. We offer online games provided by our game operator partners on our websites. If we are found to be in violation of any existing or future PRC laws or regulations, including the MIIT notice and the Circular 13, the relevant regulatory authorities would have broad discretion in dealing with such violations.

Regulations on Online Game Virtual Currency

The Interim Administration Measures of Online Games require companies that (i) issue online game virtual currency (including prepaid cards and/or pre-payment or prepaid card points), or (ii) offer online game virtual currency transaction services to apply for the Online Culture Business Permit from provincial branches of the Ministry of Culture. The regulations prohibit companies that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any company that fails to submit the requisite application will be subject to sanctions, including but not limited to termination of operation, confiscation of incomes and fines. The regulations also prohibit online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery that involves cash or virtual currency directly paid by the players. In addition, companies that issue online game virtual currency must comply with certain specific requirements, for example, online games virtual currency can only be used for products and services related to the issuance company’s own online games. Baidu Netcom has obtained the Online Culture Business Permit for issuing online game virtual currency.

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the State Administration for Industry and Commerce, although there are no national PRC laws or regulations regulating online advertising business specifically. Under the Rules for Administration of Foreign-Invested Advertising Enterprise, promulgated by the State Administration for Industry and Commerce and the Ministry of Commerce in March 2004 and amended in October 2008, foreign investors are permitted to own equity interests in PRC advertising companies. However, foreign investors in wholly foreign-owned and joint venture advertising companies are required to have at least three years and two years, respectively, of direct operations in the advertising industry outside of China. Our subsidiaries Baidu Times and Baidu China have recently obtained approvals to expand their respective business scope to include advertising business. We currently conduct our online advertising business through our consolidated affiliated entities in China, Baidu Netcom and Beijing Perusal.

The Administrative Regulations for Advertising Operation Licenses, taking effect in January 2005, exempt enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and other specified entities) from the previous requirement to obtain an advertising operation license in addition to a business license. We conduct our online advertising business through Baidu Netcom and Beijing Perusal, each of which holds a business license that covers online advertising in its business scope. Our subsidiaries Baidu Times and Baidu China have also expanded their respective business license to cover advertising in their respective business scope.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been performed and the relevant approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In the case of serious violations, the State Administration for Industry and Commerce or its local branches may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

Regulations on Employment Agency Services

Pursuant to the Employment Promotion Law and the Regulations on Employment Service and Employment Management, which became effective in January 2008, an employment agency that provides intermediary and other services for recruitment by employers and job applications by employees must obtain a license from the relevant labor authority. A wholly foreign-owned enterprise (other than owned by Hong Kong and Macao service providers) is prohibited from conducting employment agency business. Baidu HR obtained the required license in September 2011 to conduct its employment agency business, which was renewed in April 2012.

Tort Liability Law

In accordance with the PRC Tort Liability Law, which became effective in July 2010, internet users and internet service providers bear tortious liabilities in the event that they infringe upon other persons’ rights and interests through the internet. Where an internet user conducts tortious acts through internet services, the infringed person has the right to request the internet service provider take necessary actions such as deleting contents, screening and de-linking. Failing to take necessary actions after being informed, the internet service provider will be subject to joint and several liabilities with the internet user with regard to the additional damages incurred. Where an internet service provider knows that an internet user is infringing upon other persons’ rights and interests through its internet service but fails to take necessary actions, it is jointly and severally liable with the internet user.

Regulations on Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including patents, copyrights, trademarks, and domain names.

Patent. The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs.

Copyright. The PRC Copyright Law and its implementation rules extend copyright protection to products disseminated over the internet and computer software. There is a voluntary registration system administered by the China Copyright Protection Center. Creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information network.

Pursuant to the relevant PRC regulations, rules and interpretations, ICP operators will be jointly liable with the infringer if they (i) participate in, assist in or abet infringing activities committed by any other person through the internet, (ii) are or should be aware of the infringing activities committed by their website users through the internet, or (iii) fail to remove infringing content or take other action to eliminate infringing consequences after receiving a warning with evidence of such infringing activities from the copyright holder. The court will determine whether an internet service provider should have known of their internet users’ infringing activities based on how obvious the infringing activities are by taking into consideration a number of factors, including

(i) the information management capabilities that the provider should have based on the possibility that the services provided by it may trigger infringing acts, (ii) the degree of obviousness of the infringing content, (iii) whether it has taken the initiative to select, edit, modify or recommend the contents involved, (iv) whether it has taken positive and reasonable measures against infringing acts, and (v) whether it has set up convenient programs to receive notices of infringement and made timely and reasonable responses to the notices. Where an internet service provider has directly obtained economic benefits from any contents made available by an internet user, it shall have a higher duty of care with respect to the internet user’s act of infringement of others’ copyrights. Advertisements placed for or other benefits particularly connected with specific contents may be deemed as direct economic benefits from such contents, but general advertising fees or service fees charged by an internet service provider for its internet services will not be included. In addition, where an ICP operator is clearly aware of the infringement of certain content against another’s copyright through the internet, or fails to take measures to remove relevant contents upon receipt of the copyright holder’s notice, and as a result, it damages the public interest, the ICP operator could be ordered to stop the tortious act and be subject to other administrative penalties such as confiscation of illegal income and fines. An ICP operator is also required to retain all infringement notices for a minimum of six months and to record the content, display time and IP addresses or the domain names related to the infringement for a minimum of 60 days.

An internet service provider may be exempted from liabilities for providing links to infringing or illegal content or providing other internet services which are used by its users to infringe others’ copyright, if it does not know and does not have constructive knowledge that such content is infringing upon other parties’ rights or is illegal. However, if the legitimate owner of the content notifies the internet service provider and requests removal of the links to the infringing content, the internet service provider would be deemed to have constructive knowledge upon receipt of such notification, but would be exempted from liabilities if it removes or disconnects the links to the infringing content at the request of the legitimate owner. At the request of the alleged infringer, the internet service provider should immediately restore links to content previously disconnected upon receipt of initial non-infringing evidence.

We have adopted measures to mitigate copyright infringement risks. For example, our policy is to remove links to web pages and materials uploaded by the users if we know these web pages or materials contain materials that infringe upon third-party rights or if we are notified by the legitimate copyright holder of the infringement with proper evidence.

Software Products. The amended Administrative Measures on Software Products, promulgated by the MIIT and becoming effective in April 2009, provide a registration and filing system with respect to software products made in or imported into China. Software products may be registered with the relevant local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by applicable software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

In addition, the Computer Software Protection Regulations and the Computer Software Copyright Registration Procedures apply to software copyright registration, license agreement registration and transfer agreement registration. Although such registration is not mandatory under PRC law, software copyright owners are encouraged to go through the registration process and registered software may receive better protection.

Trademark. The PRC Trademark Law and its implementation rules protect registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. “ ” is recognized as a well-known trademark in China by the Trademark Office under the State Administration for Industry and Commerce. In addition to owning the trademark “ ” and the related logo, we have applied for registration of additional trademarks and logos, including “ ”, “ Hi” and “ ”.

Domain name. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in November 2004. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of .cn domain names and Chinese domain names. We have registered Baidu.cn, Baidu.com.cn, hao123.com and certain other domain names with CNNIC.

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

Pursuant to applicable regulations, ICP operators must complete mandatory security filing procedures and regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.

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

Furthermore, the Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security, require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Network Information Protection Decision states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities.

As Baidu Netcom, Beijing Perusal, Baidu HR and BaiduPay are ICP operators, they are subject to the regulations relating to information security. They have taken measures to comply with these regulations. They are registered with the relevant government authority in accordance with the mandatory registration requirement. Baidu Netcom’s policy is to remove links to web pages which to its knowledge contain information that would be in violation of PRC laws or regulations. In addition, we monitor our websites to ensure our compliance with the above-mentioned laws and regulations.

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Network Information Protection Decision provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the Internet Electronic Messaging Service Administrative Measures, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose the personal information to any third party without the users’ consent or unless required by law.

The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet.

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

Payments for transactions that take place within the PRC must be made in RMB. Foreign currency revenues received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE.

Dividend Distribution

Wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the enterprise’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued in October 2005, and a series of implementation rules and guidance, including the most recent circular relating to operating procedures that came into effect in July 2011, PRC residents, including PRC resident natural persons or PRC companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities. Such PRC residents are also required to amend their registration or filing with the local branches of SAFE for the injection of equity interests or assets of an onshore enterprise into the offshore company, or the overseas funds raised by such offshore company or any other material change involving a change in the capital of the offshore company. PRC residents who are shareholders of SPVs that were established and which have completed their inbound investment before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.

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

Regulations on Labor

The Labor Contract Law, which became effective in January 2008, and its implementation rules, impose more restrictions on employers and have been deemed to increase labor costs for employers, compared to the Labor Law, which became effective in January 1995. For example, pursuant to the Labor Contract Law, an employer is obliged to sign labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts. The employer has to compensate the employee upon the expiration of a fixed-term labor contract, unless the employee refuses to renew such contract on terms the same as or more favorable to the employee than those contained in the expired contract. The employer also has to indemnify an employee if the employer terminates a labor contract without a cause permitted by law. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective in January 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days per year, depending on their length of service. Employees who waive such vacation time at the request of employers must be compensated for three times their regular salaries for each waived vacation day.

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

C. Organizational Structure

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Name	Place of Formation	Relationship
Baidu Online Network Technology (Beijing) Co., Ltd.	China	Wholly owned subsidiary
Baidu Holdings Limited	British Virgin Islands	Wholly owned subsidiary
Beijing Baidu Netcom Science Technology Co., Ltd.	China	Consolidated affiliated entity
Baidu (China) Co., Ltd.	China	Wholly owned subsidiary
Baidu.com Times Technology (Beijing) Co., Ltd.	China	Wholly owned subsidiary
Beijing Perusal Technology Co., Ltd.	China	Consolidated affiliated entity
Baidu Japan Inc	Japan	Wholly owned subsidiary
Baidu (Hong Kong) Limited	Hong Kong	Wholly owned subsidiary
Beijing BaiduPay Science and Technology Co., Ltd.	China	Consolidated affiliated entity
Baidu HR Consulting (Shanghai) Co., Ltd.	China	Consolidated affiliated entity
Qunar Cayman Islands Limited	Cayman Islands	Majority-owned subsidiary
Qiyi.com, Inc.	Cayman Islands	Majority-owned subsidiary
B.D. Mobile Telecommunications Limited	Cayman Islands	Majority-owned subsidiary
Baidu Cloud Computing Technology (Shanxi) Co., Ltd.	China	Wholly owned subsidiary
Baidu Cloud Computing Technology (Beijing) Co., Ltd.	China	Wholly owned subsidiary

Contractual Arrangements with Our Consolidated Affiliated Entities and the Nominee Shareholders

PRC laws and regulations restrict and impose conditions on foreign investment in internet, online advertising, online audio and video services and employment agency businesses. Accordingly, we operate these businesses in China through our consolidated affiliated entities. We have entered into a series of contractual arrangements with our consolidated affiliated entities and the nominee shareholders of our consolidated affiliated entities. These contractual arrangements enable us to:

•	receive substantially all of the economic benefits from our consolidated affiliated entities in consideration for the services provided by our subsidiaries;

•	exercise effective control over our consolidated affiliated entities; and

•	hold an exclusive option to purchase all or part of the equity interests in our consolidated affiliated entities when and to the extent permitted by PRC law.

We do not have any equity interest in our consolidated affiliated entities. However, as a result of contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. If our consolidated affiliated entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our consolidated affiliated entities. Further, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our consolidated affiliated entities in our financial statements. In 2010, 2011 and 2012, we derived approximately 23%, 29% and 29% of our total revenues, respectively, from our consolidated affiliated entities through contractual arrangements. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the material provisions of the agreements among (i) our wholly-owned PRC subsidiary, Baidu Online, (ii) each of Baidu Netcom, Beijing Perusal, BaiduPay and Baidu HR, our principal consolidated affiliated entities, and (iii) the nominee shareholders of these consolidated affiliated entities.

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

The exclusive technology consulting and services agreement between Baidu Online and each of Beijing Perusal, BaiduPay and Baidu HR contains the same terms as those between Baidu Online and Baidu Netcom described above. In the agreement with Baidu HR, Baidu HR must pay its entire net income as service fee and only with Baidu Online’s consent, such service fee can be adjusted. Each of the agreements shall be in effect for an unlimited term, until the term of business of one party expires and is denied extension by the relevant approval authorities.

The amount of service fees Baidu Netcom paid to Baidu Online was 90%, 89% and 88% of its net income before income taxes and the service fees were charged for 2010, 2011 and 2012, respectively. The amount of service fees Beijing Perusal paid to Baidu Online was 87%, over 100% and over 100% of its net income before income taxes and the service fees were charged for 2010, 2011 and 2012, respectively. After paying service fees to Baidu Online, net income of Baidu Netcom and Beijing Perusal is insignificant because substantially all of their operating profits have been paid as service fees to Baidu Online. BaiduPay and Baidu HR have not paid any service fees to Baidu Online due to their break-even or loss position since their respective inception.

Operating Agreement

Pursuant to the operating agreement by and among Baidu Online, Baidu Netcom and the nominee shareholders of Baidu Netcom, Baidu Online provides guidance and instructions on Baidu Netcom’s daily operations and financial affairs. Baidu Online has the right to appoint senior executives of Baidu Netcom. The nominee shareholders of Baidu Netcom must appoint candidates recommended by Baidu Online as their representatives on Baidu Netcom’s board of directors. In addition, Baidu Online agrees to guarantee Baidu Netcom’s performance under any agreements or arrangements relating to Baidu Netcom’s business arrangements with any third party, while Baidu Netcom, in return, agrees to pledge its accounts receivable and all of its assets to Baidu Online. Moreover, Baidu Netcom agrees that without the prior consent of Baidu Online, Baidu Netcom will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Baidu Netcom, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any agreements relating to its business operation to any third party. The agreement shall be in effect for an unlimited term, until the term of business of one party expires and is denied extension by the relevant approval authorities.

The operating agreement by and among Baidu Online, each of Beijing Perusal, BaiduPay and Baidu HR and the respective nominee shareholders contains the same terms as those described above. Each of the agreements shall be in effect for an unlimited term, until the term of business of one party expires and is denied extension by the relevant approval authorities.

License Agreements

Baidu Online and Baidu Netcom entered into a software license agreement, a trademark license agreement, and a web layout copyright license agreement. Pursuant to these license agreements, Baidu Online has granted to Baidu Netcom the right to use, including but not limited to, a software license, a webpage copyright license and a trademark license. Baidu Netcom may only use the licenses in its own business operations. Baidu Online has the right to adjust the service fees at its sole discretion. The term of the software license agreement, after being renewed in March 2010, will expire on March 10, 2015. The software license agreement may be extended by both parties in writing upon the expiration of this agreement. The term of the web layout copyright license agreement, after being renewed in March 2009, will expire on February 28, 2014. After Baidu Online transferred its trademarks (including pending trademark applications) to Baidu Netcom, the trademark license agreement was terminated in February 2013.

Baidu Online entered into a trademark license agreement and a web layout copyright license agreement with Beijing Perusal. Each of the license agreements between Baidu Online and Beijing Perusal contains the same terms as those between Baidu Online and Baidu Netcom described above. The initial term of each agreement is five years from the date of execution, i.e., June 23, 2006, and shall be extended for one year automatically at the expiration of the initial term or each extension thereof unless Baidu Online provides prior written notice not to extend the agreements. After Baidu Online transferred its pending trademark applications to Beijing Perusal, the trademark license agreement was terminated in February 2013.

Baidu Online entered into a trademark license agreement and a web layout copyright license agreement with BaiduPay. Each of the license agreements between Baidu Online and BaiduPay contains the same terms as those between Baidu Online and Baidu Netcom described above. The initial term of each agreement is five years from the date of execution, i.e., February 28, 2008, and shall be extended for one year automatically at the expiration of the initial term or each extension thereof unless Baidu Online provides prior written notice not to extend the agreements. After the transfers of certain trademarks (including pending trademark applications) from Baidu Online to BaiduPay, the trademark license agreement was terminated in February 2013. The web layout copyright license agreement will be in effect for an unlimited term.

Baidu Online had entered into a domain name license agreement with each of Baidu Netcom, Beijing Perusal and BaiduPay previously. After the transfers of the relevant domain names from Baidu Online to the relevant entity, the relevant domain name license agreement was terminated. As of December 31, 2012, no domain license agreement was outstanding between Baidu Online and each of Baidu Netcom, Beijing Perusal and BaiduPay.

Baidu Online and Baidu HR have not entered into any license agreements as of December 31, 2012.

Exclusive Equity Purchase and Transfer Option Agreement

Pursuant to the exclusive equity purchase and transfer option agreement by and among Baidu Online, Baidu Netcom and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom have irrevocably granted Baidu Online an exclusive option to purchase, or require any of the nominee shareholders of Baidu Netcom to transfer to another person designated by Baidu Online, to the extent permitted under PRC law, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. The nominee shareholders shall remit to Baidu Online any amount that is paid by Baidu Online or its designated person in connection with the purchased equity interest. Baidu Online has sole discretion to decide when to exercise the option, whether in part or in full. Any and all dividends and other capital distributions from Baidu Netcom to the nominee shareholders shall be paid to Baidu Online in full. Baidu Online shall provide unlimited financial support to Baidu Netcom, if Baidu Netcom shall become in need of any form of reasonable financial support in the normal operation of business. If Baidu Netcom were to incur any loss and as a result cannot repay any loans from Baidu Online, Baidu Online shall unconditionally forgive any such loans to Baidu Netcom given that Baidu Netcom provides sufficient proof for its loss and incapacity to repay. The agreement shall terminate upon the nominee shareholders of Baidu Netcom have transferred all their equity interests in Baidu Netcom to Baidu Online or its designated person or upon expiration of the term of business of Baidu Online or Baidu Netcom.

The exclusive equity purchase and transfer option agreement by and among Baidu Online, each of Beijing Perusal, BaiduPay and Baidu HR and the respective nominee shareholders contains the same terms as those described above. Each of the agreements shall terminate upon the nominee shareholders of Beijing Perusal, BaiduPay or Baidu HR have transferred all their equity interests in Beijing Perusal, BaiduPay or Baidu HR, as the case may be, to Baidu Online or its designated person or upon expiration of the term of business of Baidu Online or the relevant consolidated affiliated entity.

Loan Agreements

Pursuant to loan agreements between Baidu Online and the nominee shareholders of Baidu Netcom, Baidu Online provided interest-free loans with an aggregate amount of RMB100.0 million to the nominee shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with the proceeds from sale of the nominee shareholders’ equity interest in Baidu Netcom to Baidu Online or its designated person. The term of each loan agreement is ten years from the date of the agreement with the earliest expiring on April 26, 2014 and can be extended with the written consent of both parties before expiration.

The loan agreements between Baidu Online and the nominee shareholders of Beijing Perusal, BaiduPay and Baidu HR contain the same terms as those described above, except that the amount of loans extended to the nominee shareholders is RMB10.0 million, RMB9.0 million and RMB50.0 million, respectively. The term of the loan agreements will expire on January 15, 2022, April 22, 2022 and December 27, 2020, respectively, and can be extended with the written consent of both parties before expiration.

Proxy Agreement/Power of Attorney

Pursuant to the proxy agreement between Baidu Online and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom agree to entrust all the rights to exercise their voting power to the person(s) designated by Baidu Online. Each of the nominee shareholders of Baidu Netcom has executed an irrevocable power of attorney to appoint the person(s) designated by Baidu Online as his/her attorney-in-fact to vote on his/her behalf on all matters requiring shareholder approval. The proxy agreement shall be in effect for an unlimited term unless terminated in writing by Baidu Online. The power of attorney shall be in effect for as long as the nominee shareholders of Baidu Netcom hold any equity interests in Baidu Netcom.

Each of the proxy agreements and powers of attorney between Baidu Online and the nominee shareholders of Beijing Perusal, BaiduPay and Baidu HR contains the same terms as those described above. Each of the proxy agreements shall be in effect for an unlimited term unless terminated in writing by Baidu Online. Each of the powers of attorney shall be in effect for as long as the relevant nominee shareholder of Beijing Perusal, BaiduPay or Baidu HR holds any equity interests in Beijing Perusal, BaiduPay or Baidu HR, as the case may be.

Equity Pledge Agreement

Pursuant to the equity pledge agreement between Baidu Online and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom have pledged all of their equity interests in Baidu Netcom to Baidu Online to guarantee their obligations under the loan agreement and Baidu Netcom’s performance of its obligations under the exclusive technology consulting and service agreement. If Baidu Netcom or the nominee shareholders breach their respective contractual obligations, Baidu Online, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The nominee shareholders of Baidu Netcom agree not to dispose of the pledged equity interests or take any actions that would prejudice Baidu Online’s interest. The equity pledge agreement will expire two years after expiration of the term of or the fulfillment by Baidu Netcom and the nominee shareholders of their respective obligations under the exclusive technology consulting and service agreement and the loan agreement.

Each of the equity pledge agreements between Baidu Online and the nominee shareholders of Beijing Perusal, BaiduPay and Baidu HR contains the same terms as those described above.

The equity pledges described above have been perfected by registration with the relevant local administration for industry and commerce as required for a property right under the PRC Property Rights Law.

Through the design of the aforementioned agreements, the nominee shareholders of these affiliated entities effectively assigned their full voting rights to Baidu Online, which gives Baidu Online the power to direct the activities that most significantly impact the affiliated entities’ economic performance. Baidu Online obtains the ability to approve decisions made by the affiliated entities and the ability to acquire the equity interests in the affiliated entities when permitted by PRC law. Baidu Online is obligated to absorb a majority of the expected losses from the affiliated entities’ activities through providing unlimited financial support to the affiliated entities and is entitled to receive a majority of residual returns from the affiliated entities through the exclusive technology consulting and service fees. As a result of these contractual arrangements, Baidu Online is determined to be the primary beneficiary of these affiliated entities. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between us and these affiliated entities through these contractual arrangements, and we consolidate these affiliated entities through Baidu Online.

D. Property, Plant and Equipment

In November 2009, we moved into Baidu Campus, our corporate headquarters located in Shangdi, an area designated by the Beijing municipal government as the center of the city’s information technology industry. Baidu Campus occupies 91,500 square meters of gross floor area and currently houses our principal executive offices, information and technology center, as well as administrative and support departments, and approximately 4,500 of our employees. We own the land use right to the land on which Baidu Campus was built. We have offices in Beijing, Tokyo (Japan), California (USA), Thailand and branch offices in Beijing, Shanghai and selected cities in Guangdong Province, where we lease premises from unrelated third parties.

We host our servers in China at the internet data centers of China Telecom, China Unicom and China Mobile in Beijing, Tianjin, Nanjing, Hangzhou and Suzhou, and we also have content delivery network locations in various cities across China. We expect to use three additional data centers located in other cities in 2013. We also have a data center of our own in Beijing. We currently host our servers in Hong Kong and Japan at internet data centers operated by NTT Com Asia Limited and Olympus Business Creation Corp., respectively.

In December 2011, we commenced construction of an office building in Shenzhen, which will serve as our international center in Southern China. We have paid RMB129.5 million (US$20.8 million) for the land use right. Our capital expenditure in connection with the construction of this office building in Shenzhen was RMB36.5 million (US$5.9 million) in 2012. We expect to complete the planned construction at the end of 2015.

In August 2012, we commenced construction of another office building, Baidu Science Park, in Beijing. We have paid in advance RMB444.0 million (US$71.3 million) for the land use right. Our capital expenditures in connection with the construction of Baidu Science Park was RMB15.6 million (US$2.5 million) in 2012. We expect to complete the planned construction in 2015.

In September 2012, we commenced construction of Shanxi Cloud Computing Center, which will serve as our internet data centers in northern China. We have paid RMB71.5 million (US$11.5 million) for the land use right. Our capital expenditure in connection with the construction of Shanxi Cloud computing Center was RMB28.6 million (US$4.6 million) in 2012. We expect to fully complete the planned construction in 2017.

We currently plan to fund these expenditures with our cash, cash equivalents, short-term investments and anticipated cash flow generated from our operating activities.

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

A. Operating Results

Overview

Our operations are primarily based in China, where we derive almost all of our revenues. Total revenues in 2012 were RMB22.3 billion (US$3.6 billion), a 53.8% increase over 2011. Operating profit in 2012 was RMB11.1 billion (US$1.8 billion), a 45.9% increase over 2011. Net income attributable to Baidu, Inc. in 2012 was RMB10.5 billion (US$1.7 billion), a 57.5% increase over 2011.

Our total assets as of December 31, 2012 were RMB45.7 billion (US$7.3 billion), of which cash and cash equivalent amounted to RMB11.9 billion (US$1.9 billion). Our total liabilities were RMB18.5 billion (US$3.0 billion), accounting for 40.4% of total liabilities and equity. As of December 31, 2012, our retained earnings accumulated to RMB24.0 billion (US$3.9 billion).

In July 2011, we completed our acquisition of a majority stake in Qunar and have since then consolidated the financial results of Qunar in our consolidated financial statements.

In November 2012, we purchased all of the series A and series B preferred shares of Qiyi.com, Inc. held by Providence Equity Partners, which allowed us to control Qiyi.com, Inc., and have since then consolidated the financial results of Qiyi.com, Inc. in our consolidated financial statements.

We own 100% of the ordinary shares in Youa.com, Inc. However, we do not consolidate the financial results of Youa.com, Inc. in our financial statements under the U.S. GAAP because of our lack of “control” over the board of directors of Youa.com, Inc. and certain substantive participating rights provided to the preferred shareholders of Youa.com, Inc.

The major factors affecting our results of operations and financial condition are discussed below.

Revenues

Revenue Generation

We derive almost all of our revenues from online marketing services, which accounted for approximately 100.0%, 99.9% and 99.7% of our total revenues in 2010, 2011 and 2012, respectively.

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

We also provide to our customers other performance-based online marketing services and time-based online advertising services. For other performance-based online marketing services, our customers pay us based on performance criteria other than click-throughs, such as the number of telephone calls brought to our customers, the successful booking of air tickets or hotel rooms, the number of users registered with our customers, or the number of minimum click-throughs. For time-based online advertising services, our customers pay us based on the duration of the advertisement placed on our websites.

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

As of December 31, 2012, we had accounts receivable of RMB1.3 billion (US$202.1 million), net of allowance of RMB5.8 million (US$0.9 million), mainly due from customers of other performance-based online marketing services and time-based online advertising services.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, selling, general and administrative expenses, and research and development expenses. Share-based compensation expenses are allocated among the above three categories of operating costs and expenses, based on the nature of the work of the employees who have received share-based compensation. Our total operating costs and expenses increased significantly from 2010 to 2012 due to the growth of our business.

Cost of Revenues

The following table sets forth the components of our cost of revenues both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Years Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	7,915,074	100.0	14,500,786	100.0	22,306,026	3,580,364	100.0

Cost of revenues:
Sales tax and surcharges	(504,846)	(6.4)	(1,024,858)	(7.1)	(1,572,420)	(252,391)	(7.0)
Traffic acquisition costs	(758,078)	(9.6)	(1,155,546)	(8.0)	(1,929,966)	(309,781)	(8.7)
Bandwidth costs	(310,540)	(3.9)	(626,444)	(4.3)	(1,069,306)	(171,636)	(4.8)
Depreciation of servers and other equipment	(331,685)	(4.2)	(657,845)	(4.5)	(1,062,060)	(170,472)	(4.8)
Operational costs	(208,035)	(2.6)	(358,169)	(2.5)	(589,555)	(94,630)	(2.6)
Content costs	(29,802)	(0.4)	(66,494)	(0.4)	(215,133)	(34,531)	(1.0)
Share-based compensation expenses	(6,302)	(0.1)	(7,527)	(0.1)	(10,105)	(1,622)	(0.0)

Total cost of revenues	(2,149,288)	(27.2)	(3,896,883)	(26.9)	(6,448,545)	(1,035,063)	(28.9)

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

Depreciation of Servers and Other Equipment. We include in our cost of revenues depreciation expenses of servers and other computer hardware that are directly related to our business operations and technical support.

Operational Costs. Operational costs include primarily salary and benefit expenses and travel and other expenses incurred by our operating and technical support personnel. Salary and benefit expenses include wages, bonuses, medical insurance, unemployment insurance, pension benefits, employee housing fund and other welfare benefits.

Content Costs. Content costs consist primarily of the fees we paid for the licensed content from copyright owners or content distributors, and the amortization of the licensed copyrights for video content.

Operating Expenses

The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Years Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	7,915,074	100.0	14,500,786	100.0	22,306,026	3,580,364	100.0

Cost of revenues	(2,149,288)	(27.2)	(3,896,883)	(26.9)	(6,448,545)	(1,035,063)	(28.9)
Operating expenses:
Selling, general and administrative	(1,088,980)	(13.7)	(1,692,810)	(11.7)	(2,501,336)	(401,492)	(11.3)
Selling and marketing	(778,353)	(9.8)	(1,216,718)	(8.4)	(1,841,590)	(295,596)	(8.3)
General and administrative	(310,627)	(3.9)	(476,092)	(3.3)	(659,746)	(105,896)	(3.0)
Research and development	(718,038)	(9.1)	(1,334,434)	(9.2)	(2,304,825)	(369,950)	(10.3)

Total costs and operating expenses	(3,956,306)	(50.0)	(6,924,127)	(47.8)	(11,254,706)	(1,806,505)	(50.5)

Selling, General and Administrative Expenses

Our selling and marketing expenses primarily consist of compensation for our sales and marketing personnel and promotional and marketing expenses. We expect to incur higher selling and marketing expenses as a result of efforts on our diversified mobile and PC applications distribution and operation, increased compensation for our sales and marketing personnel and our intensified marketing and brand promotion efforts.

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

Share-based Compensation Expenses

Baidu, Inc. grants options to our employees as a type of share-based compensation award. As of December 31, 2012, there was RMB317.5 million (US$51.0 million) unrecognized share-based compensation cost related to options of Baidu, Inc., which is expected to be recognized over a weighted-average vesting period of 3.59 years. To the extent the actual forfeiture rate is different from our original estimate, actual share-based compensation cost related to these awards may be different from our expectation.

In addition to options, Baidu, Inc. started awarding restricted shares to employees in 2006. As of December 31, 2012, there was RMB640.5 million (US$102.8 million) unrecognized share-based compensation cost related to restricted shares, which is expected to be recognized over a weighted-average vesting period of 3.06 years. To the extent the actual forfeiture rate is different from our original estimate, actual share-based compensation cost related to these awards may be different from our expectation.

Certain of our subsidiaries also have equity incentive plans granting share-based awards. Total share-based compensation expenses recognized and unrecognized were insignificant, both individually or in the aggregate.

The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Allocation of Share-based Compensation Expenses
Cost of revenues	6,302	6.7	7,527	4.9	10,105	1,622	4.8
Selling, general and administrative	36,811	39.3	50,012	32.9	54,512	8,750	25.6
Research and development	50,623	54.0	94,489	62.2	147,692	23,706	69.6

Total share-based compensation expenses	93,736	100.0	152,028	100.0	212,309	34,078	100.0

Taxation

We are not subject to income or capital gain tax under the current laws of the Cayman Islands and the British Virgin Islands. Under the current laws of Hong Kong, our subsidiaries incorporated in Hong Kong are exempted from income tax on their foreign-derived income. Additionally, none of these jurisdictions impose a withholding tax on dividends.

PRC Enterprise Income Tax

Enterprise Income Tax. The current EIT Law, which became effective on January 1, 2008, imposes a uniform EIT rate of 25% on all PRC resident enterprises, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. Pursuant to a Caishui (2008) No. 1 Notice promulgated jointly by the Ministry of Finance and the State Administration of Taxation in February 2008, all preferential EIT treatments granted prior to January 1, 2008 are eliminated, except for those specified under the EIT Law and certain other tax regulations.

An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a “High and New Technology Enterprise strongly supported by the state.” Pursuant to the Administrative Measures on the Recognition of High and New Technology Enterprises, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine whether an enterprise is qualified as a “High and New Technology Enterprise” under the EIT Law. In making such determination, these government agencies shall consider, among other factors, ownership of core technology, whether the products or services fall within the scope of high and new technology strongly supported by the state as specified in the measures, the ratios of technical personnel and research and development personnel to total personnel, the ratio of research and development expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. All enterprises that had been granted the “High and New Technology Enterprise” status before the effectiveness of the EIT Law are required to be re-examined in accordance with the measures mentioned above before they can be entitled to the preferential tax rate.

In December 2008, our PRC subsidiaries Baidu Online and Baidu Times were designated by relevant government authorities as “High and New Technology Enterprise” under the EIT Law. Baidu Online and Baidu Times received the “High and New Technology Enterprise” certificates in February 2009 and obtained the renewed certificates in January 2012. Our PRC consolidated affiliated entity, Baidu Netcom, was also designated by relevant government authorities as “High and New Technology Enterprise” under the EIT Law in December 2010 and received the “High and New Technology Enterprise” certificate in May 2011. Moreover, Baidu China was designated as “High and New Technology Enterprise” under the EIT Law in December 2011 and received the “High and New Technology Enterprise” certificate in May 2012. Therefore, Baidu Online, Baidu Times, Baidu Netcom and Baidu China are entitled to enjoy a preferential tax rate of 15% as long as they maintain their qualification as “High and New Technology Enterprise” under the EIT Law.

Pursuant to a Caishui Circular 69 jointly promulgated by the same government authorities in April 2009, subject to verification, a qualified software enterprise established prior to January 1, 2008 may continue to enjoy the tax holidays previously granted to it as a “software enterprise.” Where the software enterprise had already started to enjoy its tax holidays before 2008, it may continue to enjoy the remaining tax holidays from 2008 until the expiration of such tax holidays. Baidu China was granted “software enterprise” status by the Shanghai Municipal Information Commission in 2006 and was entitled to a full exemption from EIT from 2006 to 2007 and a 50% tax reduction from 2008 to 2010. Therefore, Baidu China continued to enjoy a 50% reduced EIT rate from 2008 to 2010 as a “software enterprise.” The EIT rate applicable to Baidu China was 11% for 2010 because of its “software enterprise” status, and 15% for 2011 and 2012 due to its qualification as a “High and New Technology Enterprise”.

In addition, Baidu Times continued to benefit from the remaining tax holidays granted to it before January 1, 2008, namely, a preferential 7.5% EIT rate for the three years from 2009 to 2011 as a certified foreign-invested High and New Technology Enterprise located in Beijing Zhongguancun Science Park (part of the Beijing New Technology Industry Development Zone).

Furthermore, in February 2011, Baidu Online was designated as a “Key Software Enterprise” jointly by the National Development and Reform Commission, MIIT, Ministry of Commerce and State Administration of Taxation, which entitled it to enjoy a preferential income tax rate of 10% for 2010. Baidu Online has applied for “Key Software Enterprise” status for 2011 and 2012, which is in the process of being assessed by the relevant government authorities. There is no assurance that Baidu Online will continue to maintain the “Key Software Enterprise” status.

If any of Baidu Online, Baidu Times, Baidu Netcom and Baidu China fails to maintain the “High and New Technology Enterprise” qualification under the EIT Law, their tax rates will increase, which could have a material and adverse effect on our results of operations and financial position.

If our PRC subsidiaries or consolidated affiliated entities no longer qualify for preferential tax treatment, we will consider available options under applicable law that would enable us to qualify for alternative preferential tax treatment. To the extent we are unable to offset the impact of the expiration of existing preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, the expiration of existing preferential tax treatment may cause our effective tax rate to increase. The amount of income tax payable by our PRC subsidiaries and consolidated affiliated entities in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the entities. Our effective tax rate depends partially on the extent of the relative contribution of each of our subsidiaries and consolidated affiliated entities to our consolidated taxable income. In 2010, 2011 and 2012, our consolidated effective tax rate was 13.20%, 15.22% and 13.16%, respectively.

Withholding Tax

Under the EIT Law and its implementation rules, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its non-resident enterprise investors, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to a 10% EIT, namely withholding tax, unless the non-resident enterprise investor’s jurisdiction of incorporation has a tax treaty or arrangement with China that provides for a reduced withholding tax rate or an exemption from withholding tax. The Caishui (2008) No. 1 Notice clarifies that undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 will be exempted from any withholding tax.

The British Virgin Islands, where Baidu Holdings Limited, the sole shareholder of our PRC subsidiary Baidu Online, was incorporated, does not have such a tax treaty with China. Hong Kong, where Baidu (Hong Kong) Limited, our wholly owned subsidiary and the sole shareholder of certain of our PRC subsidiaries such as Baidu Times and Baidu China, was incorporated, has a tax arrangement with China that provides for a lower withholding tax rate of 5% on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. However, pursuant to a SAT Circular 81 issued by the State Administration of Taxation in February 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from the reduced withholding tax rate on dividends due to a structure or arrangement designed for the primary purpose of obtaining favorable tax treatment, the PRC tax authorities may adjust the preferential tax treatment. Moreover, pursuant to a SAT Circular 601 issued by the State Administration of Taxation in October 2009, a resident of a contracting state will not qualify for the benefits under the tax treaties or arrangements, if it is not the “beneficial owner” with respect to dividend, interest and royalty income. According to SAT Circular 601, a “beneficial owner” shall have ownership and right to dispose of the income or the rights and properties giving rise to the income, and generally engages in substantive business activities. An agent or conduit company will not be regarded as a “beneficial owner” and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up primarily for the purpose of evading or reducing taxes or transferring or accumulating profits.

If our PRC subsidiaries declare and distribute profits earned after January 1, 2008 to us in the future, the dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

Tax Residence

Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the EIT at the rate of 25% on its worldwide income. The term “de facto management body” refers to “the establishment that exercises substantial and overall management and control over the production, business, personnel, accounts and properties of an enterprise.”

Pursuant to SAT Circular 82 issued by the State Administration of Taxation in April 2009, an overseas registered enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations are mainly located in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies located in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) no less than half of the enterprise’s directors or senior management with voting rights reside in the PRC. In July 2011, the State Administration of Taxation issued additional rules to provide more guidance on the implementation of SAT Circular 82. Although the SAT Circular 82 and the additional guidance only apply to overseas registered enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

If we are deemed a PRC resident enterprise, we may be subject to the EIT at the rate of 25% on our global income, except that the dividends we receive from our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed “dividends among qualified resident enterprises.” If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

PRC Business Tax and VAT

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and has been expanded to eight additional regions, including, among others, Beijing and Guangdong province, in 2012. The pilot program will also be expanded nationwide when conditions permit.

With respect to our entities located outside of Shanghai, Beijing and Guangdong province and for the period immediately prior to the implementation of the pilot VAT reform program, revenues from our P4P services, online advertising services and other services are subject to a 5% PRC business tax. Revenues from our online advertising services are subject to an additional 3% cultural business construction fee.

Our entities located in Shanghai, Beijing and Guangdong Province fall within the scope of the pilot program and have been recognized as the VAT general taxpayers since January 1, 2012, September 1, 2012 and November 1, 2012, respectively, the effective time of the pilot program in each of the regions. From the applicable effective time onwards, these entities are required to pay VAT instead of business tax for P4P services, online advertising services and other services that are deemed by the relevant tax authorities to be within the pilot industries at a rate of 6%. In addition, cultural business construction fee is imposed at the rate of 3% on revenues derived from our online advertising services.

PRC Urban Maintenance and Construction Tax and Education Surcharge

From December 1, 2010, the urban maintenance and construction tax and education surcharge that were only applicable to pure PRC domestic enterprises and individuals previously, began to apply to foreign-invested enterprises, foreign enterprises and individuals as well. Any entity, foreign-invested or purely domestic, or individual that is subject to consumption tax, VAT and business tax is also required to pay urban maintenance and construction tax. The rates of urban maintenance and construction tax are 7%, 5% or 1% of the amount of consumption tax, VAT and business tax actually paid depending on where the taxpayer is located. All entities and individuals who pay consumption tax, VAT and business tax are also required to pay education surcharge at a rate of 3%, and local education surcharges at a rate of 2%, of the amount of VAT, business tax and consumption tax actually paid.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Years Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Statements of Comprehensive Income Data
Revenues:
Online marketing services	7,912,869	14,489,767	22,245,643	3,570,672
Other services	2,205	11,019	60,383	9,692

Total revenues	7,915,074	14,500,786	22,306,026	3,580,364

Operating costs and expenses(1):
Cost of revenues	(2,149,288)	(3,896,883)	(6,448,545)	(1,035,063)
Selling, general and administrative	(1,088,980)	(1,692,810)	(2,501,336)	(401,492)
Research and development	(718,038)	(1,334,434)	(2,304,825)	(369,950)

Total operating costs and expenses	(3,956,306)	(6,924,127)	(11,254,706)	(1,806,505)

Operating profit	3,958,768	7,576,659	11,051,320	1,773,859

Interest income	103,096	418,201	866,465	139,077
Interest expense	(35,975)	(82,551)	(107,857)	(17,312)
Other income, net, including exchange gains or losses	44,239	76,278	449,738	72,188
Loss from equity method investments	(8,965)	(179,408)	(294,229)	(47,227)
Taxation	(535,995)	(1,188,861)	(1,574,159)	(252,670)

Net income	3,525,168	6,620,318	10,391,278	1,667,915

Less: Net loss attributable to noncontrolling interests	—	(18,319)	(64,750)	(10,393)

Net income attributable to Baidu, Inc.	3,525,168	6,638,637	10,456,028	1,678,308

(1) Share-based compensation expenses:
Cost of revenues	(6,302)	(7,527)	(10,105)	(1,622)
Selling, general and administrative	(36,811)	(50,012)	(54,512)	(8,750)
Research and development	(50,623)	(94,489)	(147,692)	(23,706)

	(93,736)	(152,028)	(212,309)	(34,078)

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Our total revenues increased by 53.8% from RMB14.5 billion in 2011 to RMB22.3 billion (US$3.6 billion) in 2012. This increase was due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 53.5% from RMB14.5 billion in 2011 to RMB22.2 billion (US$3.6 billion) in 2012. This increase was mainly attributable to the increase in the number of our active online marketing customers from approximately 488,000 in 2011 to over 596,000 in 2012, and the increase in the average revenue per customer from approximately RMB29,700 in 2011 to approximately RMB37,300 (US$5,987) in 2012. The increase in our online marketing customers was mainly due to our effective distribution network and our expanded direct sales, especially in Beijing, Shanghai, Guangzhou, Shenzhen and Dongguan. The increase in the average revenue per customer was primarily attributable to the increase in the number of paid clicks and the higher price per click as more customers participated in our P4P auction platform. The number of paid clicks increased by approximately 26.9% from 2011 to 2012.

Operating Costs and Expenses. Our total operating costs and expenses increased by 62.5% from RMB6.9 billion in 2011 to RMB11.3 billion (US$1.8 billion) in 2012. This increase was primarily due to the expansion of our business.

•	Cost of Revenues. Our cost of revenues increased by 65.5% from RMB3.9 billion in 2011 to RMB6.4 billion (US$1.0 billion) in 2012. This increase was primarily due to the following factors:

•

Traffic Acquisition Costs. Our traffic acquisition costs increased by 67.0% from RMB1.2 billion in 2011 to RMB1.9 billion (US$309.8 million) in 2012. Traffic acquisition costs represent 8.7% of total revenues in 2012, compared to 8.0% in 2011. The increase in traffic acquisition costs as a percentage of total revenues reflects an increased revenue contribution from our Baidu Union members, such as expanded contextual ads revenue contribution from our Baidu Union members.

•

Bandwidth Costs and Depreciation Expenses. Our bandwidth costs increased by 70.7% from RMB626.4 million in 2011 to RMB1.1 billion (US$171.6 million) in 2012. Our depreciation expenses of servers and other equipment increased by 61.4% from RMB657.8 million in 2011 to RMB1.1 billion (US$170.5 million) in 2012. The absolute increases in these costs were due to an increase in network infrastructure capacity.

•

Sales Tax and Surcharges. Our sales tax and surcharges increased by 53.4% from RMB1.0 billion in 2011 to RMB1.6 billion (US$252.4 million) in 2012, primarily as a result of the increase in our online marketing revenues.

•

Operational Costs. Our operational costs increased by 64.6% from RMB358.2 million in 2011 to RMB589.6 million (US$94.6 million) in 2012, primarily due to higher compensation paid to our operation and technical support staff and amortization of acquired intangible assets related to the Qunar acquisition.

•

Content Costs. Our content costs increased by 223.5% from RMB66.5 million in 2011 to RMB215.1 million (US$34.5 million) in 2012, primarily due to the video content cost of iQiyi, which was consolidated into our financial statements in 2012, and higher music and flight information content cost due to the expansion of our business.

•

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 47.8% from RMB1.7 billion in 2011 to RMB2.5 billion (US$401.5 million) in 2012. This increase was primarily due to the following factors:

•

total salaries and benefits and staff-related expenses increased by 40.5% from RMB859.0 million in 2011 to RMB1.2 billion (US$193.8 million) in 2012, primarily due to the increased direct sales commission and headcount to support our expanded online marketing services;

•	total office operating expenses increased by 27.4% from RMB146.4 million in 2011 to RMB186.5 million (US$29.9 million) in 2012, primarily as a result of increase and expansion of our offices;

•

total traveling, communication and business development expenses increased by 60.7% from RMB63.0 million in 2011 to RMB101.3 million (US$16.3 million) in 2012, primarily due to the increased headcount and activities to support our expanded online marketing services;

•

marketing and promotion expenses increased by 72.1% from RMB376.8 million in 2011 to RMB648.7 million (US$104.1 million) in 2012, primarily due to the increased marketing and promotion activities in connection with the distribution and operations of our mobile application products.

•	share-based compensation expenses allocated to selling, general and administrative expenses increased by 9.0% from RMB50.0 million in 2011 to RMB54.5 million (US$8.8 million) in 2012.

•

Research and Development Expenses. Our research and development expenses increased by 72.7% from RMB1.3 billion in 2011 to RMB2.3 billion (US$370.0 million) in 2012, primarily due to an increase in the number of research and development staff.

Operating Profit. As a result of the foregoing, we generated an operating profit of RMB11.1 billion (US$1.8 billion) in 2012, a 45.9% increase from RMB7.6 billion in 2011.

Other income, net, including exchange gains or losses. Our other income, net, including exchange gains or losses was RMB449.7 million (US$72.2 million) in 2012, compared to RMB76.3 million in 2011, primarily due to gains arising from re-measurement of some existing equity method investments immediately before the acquisition of these investees.

Loss from equity method investments: Our loss from equity method investments increased from RMB179.4 million in 2011 to RMB294.2 million (US$47.2 million) in 2012, primarily due to the recognized accumulated losses of Youa.com Inc. and Qiyi.com, Inc.

Taxation. Our income tax expenses increased by 32.4% from RMB1.2 billion in 2011 to RMB1.6 billion (US$252.7 million) in 2012, primarily due to the significant increase in profit before tax in 2012.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. increased by 57.5% from RMB6.6 billion in 2011 to RMB10.5 billion (US$1.7 billion) in 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Our total revenues increased by 83.2% from RMB7.9 billion in 2010 to RMB14.5 billion in 2011. This increase was due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 83.1% from RMB7.9 billion in 2010 to RMB14.5 billion in 2011. This increase was mainly attributable to the increase in the number of our active online marketing customers from approximately 412,000 in 2010 to over 488,000 in 2011, and the increase in the average revenue per customer from approximately RMB19,200 in 2010 to approximately RMB29,700 in 2011. The increase in our online marketing customers was mainly due to our effective distribution network and our expanded direct sales, especially in Beijing, Shanghai, Guangzhou, Shenzhen and Dongguan. The increase in the average revenue per customer was primarily attributable to the increase in the number of paid clicks and the higher price per click as more customers participated in our P4P auction platform. The number of paid clicks increased by approximately 64.2% from 2010 to 2011.

Operating Costs and Expenses. Our total operating costs and expenses increased by 75.0% from RMB4.0 billion in 2010 to RMB6.9 billion in 2011. This increase was primarily due to the expansion of our business.

•	Cost of Revenues. Our cost of revenues increased by 81.3% from RMB2.1 billion in 2010 to RMB3.9 billion in 2011. This increase was primarily due to the following factors:

•

Traffic Acquisition Costs. Our traffic acquisition costs increased by 52.4% from RMB758.1 million in 2010 to RMB1.2 billion in 2011. Traffic acquisition costs represent 8.0% of total revenues in 2011, compared to 9.6% in 2010. The decrease in traffic acquisition costs as a percentage of total revenues is primarily due to our traffic optimization efforts.

•

Bandwidth Costs and Depreciation Expenses. Our bandwidth costs increased by 101.7% from RMB310.5 million in 2010 to RMB626.4 million in 2011. Our depreciation expenses of servers and other equipment increased by 98.3% from RMB331.7 million in 2010 to RMB657.8 million in 2011. The absolute increases in these costs were due to the expansion of our business.

•

Sales Tax and Surcharges. Our sales tax and surcharges increased by 103.0% from RMB504.8 million in 2010 to RMB1.0 billion in 2011, primarily as a result of the increase in our online marketing revenues.

•

Operational Costs. Our operational costs increased by 72.2% from RMB208.0 million in 2010 to RMB358.2 million in 2011, primarily due to amortization of acquired intangible assets related to Qunar acquisition, the increase in consumption of durable computer parts, higher compensation paid to our operation and technical support staff and higher music content acquisition cost.

•	Content costs. Our content costs increased by 123.1% from RMB29.8 million in 2010 to RMB66.5 million in 2011, primarily due to the expansion of our business.

•

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 55.4% from RMB1.1 billion in 2010 to RMB1.7 billion in 2011. This increase was primarily due to the following factors:

•

total salaries and benefits and staff-related expenses increased by 57.2% from RMB546.5 million in 2010 to RMB859.0 million in 2011, primarily due to the increased direct sales commission and headcount to support our expanded online marketing services;

•	total office operating expenses increased by 34.6% from RMB108.8 million in 2010 to RMB146.4 million in 2011, primarily as a result of increase and expansion of our offices;

•

total traveling, communication and business development expenses increased by 66.1% from RMB37.9 million in 2010 to RMB63.0 million in 2011, primarily due to the increased headcount and activities to support our expanded online marketing services;

•	marketing and promotion expenses increased by 74.8% from RMB215.6 million in 2010 to RMB376.8 million in 2011 primarily due to the increased marketing and promotion activities; and

•	share-based compensation expenses allocated to selling, general and administrative expenses increased by 35.9% from RMB36.8 million in 2010 to RMB50.0 million in 2011.

•

Research and Development Expenses. Our research and development expenses increased by 85.8% from RMB718.0 million in 2010 to RMB1.3 billion in 2011, primarily due to an increase in the number of research and development staff.

Operating Profit. As a result of the foregoing, we generated an operating profit of RMB7.6 billion in 2011, a 91.4% increase from RMB4.0 billion in 2010.

Other income, net, including exchange gains or losses. Our other income, net, including exchange gains or losses was RMB76.3 million in 2011, compared to RMB44.2 million in 2010, primarily due to the increase of subsidies received in 2011.

Loss from equity method investments: Our loss from equity method investments increased from RMB9.0 million in 2010 to RMB179.4 million, primarily due to the recognized accumulated losses of Qiyi.com, Inc. and some joint ventures in 2011.

Taxation. Our income tax expenses increased by 121.8% from RMB536.0 million in 2010 to RMB1.2 billion in 2011, primarily due to the significant increase in profit before tax in 2011 and the expiration of preferential tax treatment for one of our PRC subsidiaries in 2011.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. increased by 88.3% from RMB3.5 billion in 2010 to RMB6.6 billion in 2011.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2010, 2011 and 2012 were increases of 3.3%, 5.4% and 2.6%, respectively. The year-over-year percent changes in the consumer price index for January 2011, 2012 and 2013 were increases of 4.9%, 4.5% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The average exchange rate between U.S. dollar and RMB has declined from RMB8.2264 per U.S. dollar in July 2005 to RMB6.2328 per U.S. dollar in December 2012. The functional currency of our subsidiaries in Japan is the Japanese yen, and their reporting currency is RMB. During 2012, the Japanese yen depreciated by approximately 12.1% against RMB. As of December 31, 2012, we recorded RMB89.7 million (US$14.4 million) of net foreign currency translation loss in accumulated other comprehensive loss as a component of shareholders’ equity. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material and adverse effect on your investment.” and “Item 11.Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

Consolidation of Affiliated Entities

In order to comply with PRC laws and regulations limiting foreign ownership of or imposing conditions on internet, online advertising, online audio and video services and employment agency businesses, we operate our websites and conduct our online advertising, online audio and video services and employment agency businesses through our affiliated entities in China by means of contractual arrangements. We have entered into certain exclusive agreements with the affiliated entities through our subsidiaries, which obligate them to absorb a majority of the risk of loss and receive a majority of the residual returns from the affiliated entities’ activities. In addition, we have entered into certain agreements with the affiliated entities and the nominee shareholders of affiliated entities through our subsidiaries, which enable us to direct the activities that most significantly affect the economic performance of the affiliated entities. Based on these contractual arrangements, we consolidate the affiliated entities as required by SEC Regulation SX-3A-02 and ASC subtopic 810-10, Consolidation: Overall, because we hold all the variable interests of the affiliated entities through the subsidiaries, which are the primary beneficiaries of the affiliated entities. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurred. We will also continuously reconsider whether we are the primary beneficiaries of our affiliated entities as facts and circumstances change. See “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Revenue Recognition

We recognize revenues based on the following principles:

(1) Auction-based pay-for-performance service

Our auction-based P4P platform enables a customer to place its website link and related description on our search result list. The customers make bids on keywords based on how much they are willing to pay for each click to their listings in the search results listed on our website and the relevance between the keywords and the customer’s businesses. Internet users’ search of the keyword will trigger the display of the listings. The ranking of the customer’s listing depends on both the bidding price and the listing’s relevance to the keyword searched. Customer pays us only when a user clicks on one of its website links. Other than the auction-based P4P platform, we have certain vertical P4P platforms from which we generate revenue through pre-determined prices per click. Revenue is recognized when a user clicks on one of the customer-sponsored website links, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC subtopic 605-10, or ASC 605-10, Revenue Recognition: Overall.

For certain P4P customers engaged through direct sales, we may provide certain value-added consultative support services to help its customers to better utilize its P4P online marketing system. Fees for such services are recognized as revenue on a pro-rata basis over the contracted service period.

(2) Other performance-based online marketing services

To the extent we provide online marketing services based on performance criteria other than click-throughs, such as the number of telephone calls brought to our customers, the number of users registered with our customers, the number of minimum click-throughs and the number of successful reservation of hotels or issuance of air tickets, revenue is recognized when the specified performance criteria are met together with satisfaction of other applicable revenue recognition criteria as prescribed by ASC 605-10.

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

(5) Barter transactions

We engage in barter transactions from time to time and in such situations follow the guidance set forth in ASC subtopic 845-10, Nonmonetary Transactions: Overall. While nonmonetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, the transaction is recognized based on the carrying value of the products or services provided. The amount of revenues recognized for barter transactions was insignificant for each of the periods presented.

In certain instances, we are granted equity instruments in exchange for services. In accordance with ASC subtopic 505-50, or ASC 505-50, Equity: Equity-based Payments to Non-Employees, if we provide services in exchange for equity instruments, we measure the fair value of those equity instruments for revenue recognition purposes as of the earlier of either of the following dates:

•	The date the parties come to a mutual understanding of the terms of the equity-based compensation arrangement and a commitment for performance by us to earn the equity instruments is reached;

•	The date when our performance necessary to earn the equity instruments is completed.

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

(6) Other revenue recognition related policies

We prospectively adopted Accounting Standards Update No. 2009-13, or ASU 2009-13, Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force that amends ASC 605-25, on January 1, 2011.

Prior to the adoption of ASU 2009-13, if a sales arrangement involves multiple deliverables, which are considered separate units of accounting in accordance with ASC subtopic 605-25, or ASC 605-25, Revenue Recognition: Multiple-Element Arrangements, the total revenue on such arrangement is allocated to the individual deliverables based on their relative fair values. If sufficient vendor-specific objective evidence of fair value, or VSOE, does not exist for the allocation of revenue, the fee for the entire arrangement is recognized ratably over the term of the arrangement or upon the delivery of the last deliverable, when other revenue recognition criteria have been met.

In accordance with ASU 2009-13, certain delivered items in multiple-element arrangements, which previously would not qualify for separate units of accounting due to the lack of VSOE or third-party evidence, or TPE, of selling price, are accounted for as separate units of accounting, to which the total consideration of the arrangements is allocated based on management’s best estimate of the selling price, or BESP. We consider all reasonably available information in determining the BESP, including both market and entity-specific factors. The adoption of ASU 2009-13 did not have a material effect on our financial statements, as the pattern and timing of revenue recognition was not changed materially.

We deliver some of our online marketing services to end customers through engaging third party distributors. In this context, we may provide cash incentives to distributors. The cash incentives are accounted for as reduction of revenue in accordance with ASC subtopic 605-50, Revenue Recognition: Customer Payments and Incentives.

We provide sales incentives to customers to entitle customers to receive reductions in the price of the online marketing services by meeting certain cumulative consumption requirements. We account for these award credits granted to members in conjunction with a current sale of products or services as a multiple-element arrangement by analogizing to ASC 605-25. The consideration allocated to the award credits, as deferred revenue, is based on an assumption that the customer will purchase the minimum amount of future service necessary to obtain the maximum award credits available. The deferred revenue is recognized as revenue proportionately as the future services are delivered to the customer or when the award credits expire.

Cash received in advance from customers is recorded as customer advances and deposits. The unused cash balances remaining in customers’ accounts are included as liabilities of us. Deferred revenue is recorded when services are provided before the other revenue recognition criteria set forth in ASC 605-10 are fulfilled.

We operate an online game platform, on which registered users could access games provided by online game developers. The rights and obligations of each party to the arrangement indicate that we are acting as an agent whereas the online game developer is the principal as a result of being the primary obligor in the arrangement. We recognize the shared revenue on a net basis, based on the ratios pre-determined with the online game developers when all the revenue recognition criteria set forth in ASC 605-10 are met, which is generally when the user purchases virtual currencies issued by the game developers through our payment channel. The amount of revenues recognized was insignificant in each of the years presented.

Share-based Compensation

We account for share-based compensation in accordance with ASC subtopic 718-10, or ASC 718-10, Compensation-Stock Compensation: Overall. We have elected to recognize share-based compensation using the straight-line method for all share-based awards issued with no performance conditions. For awards with performance conditions, compensation cost is recognized on an accelerated basis if it is probable that the performance condition will be achieved.

Forfeitures have been estimated based on historical experience and are periodically reviewed. Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award, or the modification awards. The compensation costs associated with the modification awards are recognized if either the original vesting condition or the new vesting condition has been achieved. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modification awards, we recognize share-based compensation over the vesting periods of the new options, which comprises, (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term, and (ii) any unrecognized compensation cost of original award, using either the original term or the new term, whichever results in higher expenses for each reporting period.

We account for share awards issued to non-employees in accordance with the provisions of ASC 505-50. Under ASC 505-50, we use the Black-Scholes-Merton option pricing model method to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation. ASC 718-10 also requires share-based compensation to be presented in the same manner as cash compensation rather than as a separate line item.

Income Taxes

We recognize income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. We record a valuation allowance against the amount of deferred tax assets that we determine is not more likely than not to be realized. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date. For reconciliation of tax computed by applying the respective statutory income tax rate to pre-tax income, please see “Income taxes” under Note 12 to our audited consolidated financial statements.

We comply with the provisions of ASC subtopic 740-10, or ASC 740-10, Income Taxes: Overall, in accounting for uncertainty in income taxes. ASC 740-10 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We have elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2010, 2011 and 2012, no unrecognized tax benefits or interest and penalties associated with uncertainty in income taxes have been recognized.

Allowance for Doubtful Accounts

Accounts receivable are recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. We generally do not require collateral from our customers.

We maintain allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. We review the accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, we consider many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends.

Impairment of Long-Lived Assets Other Than Goodwill

We evaluate long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10, or ASC 360-10, Property, Plant and Equipment: Overall. When such events occur, we assess the recoverability of the assets group based on the undiscounted future cash flow the assets group is expected to generate and recognize an impairment loss when estimated undiscounted future cash flow expected to result from the use of the assets group plus net proceeds expected from disposition of the assets group, if any, is less than the carrying value of the assets group. If we identify an impairment, we reduce the carrying amount of the assets group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. The impairment charges of long-lived assets are nil, RMB5.5 million and nil for 2010, 2011 and 2012, respectively.

Impairment of Goodwill

We assess goodwill for impairment in accordance with ASC subtopic 350-20, or ASC 350-20, Intangibles—Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

Prior to 2011, we had one reporting unit because no discrete financial information was available below the consolidation level. Subsequent to the acquisitions in 2011 and thereafter, there were segment managers who regularly review the operating results of certain acquired entities and the rest of our group, which constituted two and three separate reporting units as of December 31, 2011 and 2012, respectively.

Goodwill was tested for impairment in the annual impairment tests on December 31 in each year using the two-step process required by ASC 350-20. First, we reviewed the carrying amount of the reporting unit compared to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill, which means we would then prepare the discounted cash flow analyses. Such analyses are based on cash flow assumptions that are consistent with the plans and estimates being used to manage the business. An excess carrying value compared to fair value would indicate that goodwill may be impaired. Finally, if we determined that goodwill may be impaired, the implied fair value of the goodwill, as defined by ASC 350-20, would be compared to its carrying amount to determine the impairment loss, if any. We early adopted ASU No. 2011-08, Intangibles—Goodwill and Other, in 2011, pursuant to which we can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary.

In 2012, we elected to assess goodwill for impairment test for goodwill at the two reporting units, representing entities acquired in 2011 and 2012, using the two-step process. The fair value of these two reporting units exceeded their respective carrying amount, and therefore goodwill related to the two reporting units were not impaired and we were not required to perform further testing. We performed a qualitative assessment for the remaining reporting unit. Based on the requirements of ASU No. 2011-08, we evaluated all relevant factors, weighed all factors in their totality and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the third reporting unit, and further impairment testing on goodwill was unnecessary as of December 31, 2012.

The impairment charges of goodwill are nil, RMB113.0 million and nil for 2010, 2011 and 2012, respectively.

Impairment of Long-term Investments

Our long-term investments mainly consist of cost method investments and equity method investments in privately held companies.

We periodically review our cost method investments and equity method investments for impairment. If we conclude that any of such investments is impaired, we will assess whether such impairment is other-than-temporary. Factors we consider to make such determination include the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If impairment is considered other-than-temporary, we will write down the asset to its fair value and take the corresponding charge to the consolidated financial statements. The impairment charges of long-term investments are nil, RMB47.9 million and RMB169.2 million (US$27.2 million) for 2010, 2011 and 2012, respectively.

Business Combination

We account for business combinations using the purchase method of accounting in accordance with ASC 805: Business Combinations. The purchase method accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

In a business combination achieved in stages, we remeasured our previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, was recognized in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Recent Accounting Pronouncements

In July 2012, the FASB issued ASU No. 2012-02, or ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which is intended to reduce the cost and complexity of performing the impairment test for indefinite-lived intangible assets other than goodwill by providing entities an option to perform a qualitative assessment to determine whether further quantitative impairment testing is necessary. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that an indefinite lived intangible asset is impaired, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. We early adopted ASU 2012-02 in the third quarter of 2012 and elected to perform a qualitative assessment on certain indefinite-lived intangible assets to determine whether further impairment testing was necessary. The adoption of ASU 2012-02 did not have a material impact on our consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, or ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which is intended to improve the reporting of reclassifications out of accumulated other comprehensive income. It does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012, with early adoption permitted. We will adopt ASU 2013-02 in periods beginning January 1, 2013 and do not expect the adoption to have a material impact on our consolidated financial statements.

B. Liquidity and Capital Resources

As of December 31, 2012, our principal sources of liquidity was RMB32.5 billion (US$5.2 billion) of cash, cash equivalents and short-term investments. Our cash and cash equivalents consist of cash on hand and investments in interest bearing demand deposit accounts, time deposits, money market funds and other liquid investments which have original maturities of three months or less. The short-term investments consist of fixed-rate and adjustable-rate investments with original maturity of less than one year. We believe that our current cash, cash equivalents, short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks.

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

In October 2010, we entered into a long-term credit arrangement with the Export-Import Bank of China with a credit facility of RMB140.0 million (US$22.5 million) to finance some of government-sponsored research projects, at the initial annual interest rate of 5.6%, which is to be adjusted quarterly referencing to the People’s Bank of China’s benchmark rate over the same period. The government would provide a cash subsidy at the amount that approximates the interest of the loan. We repaid the loan and all accrued interest in December 2012 before the maturity date, and there was no outstanding balance as of December 31, 2012.

In January 2011, we entered into a short-term loan arrangement with Bank of China (Macau Branch) with a credit facility of US$30.0 million for general corporate purposes. We had drawn down US$20.0 million in January 2011, with a floating interest rate of LIBOR plus 1.5% per annum and a maturity term of 12 months, which was secured by the pledge of the Letter of Credit issued by Bank of China (Beijing Branch) to Baidu Online. We repaid the loan and all accrued interest in January 2012 upon maturity, and there was no outstanding balance as of December 31, 2012.

In July 2011, we entered into a two-year unsecured loan arrangement with Goldman Sachs Lending Partners LLC of US$350.0 million, at an annual interest rate of 1.3%. The loan was used to acquire Qunar’s ordinary shares. As of December 31, 2012, we had an outstanding balance of RMB2.2 billion (US$350.0 million), which will be due in July 2013.

In September 2012, we entered into a loan agreement with Australia and New Zealand Banking Group Limited (Hong Kong Branch), whereby we committed to borrow an unsecured loan of AU$105.0 million (US$108.0 million) for general working capital purposes. The loan commitment can be drawn down from time to time within two years. We drew down AU$55.0 million (settled by US$56.8 million) in October 2012 under the loan commitment, with a term of two years and a fixed annual interest rate of 2.75%.

In November 2012, we issued an aggregate of US$1.5 billion senior unsecured notes in two equal tranches, due in 2017 and 2022, with stated annual interest rates of 2.25% and 3.50%, respectively. The net proceeds from the sale of the notes were and will be used for general corporate purposes. As of December 31, 2012, the total carrying value and estimated fair value of these notes were US$1.5 billion and US$1.5 billion. The estimated fair value was based on quoted prices for our publicly-traded debt as of December 31, 2012. We are not subject to any financial covenants or other significant restrictions under the notes. No interest payments were due in year 2012 related to these notes.

As of December 31, 2012, we had RMB11.9 billion (US$1.9 billion) in long-term loans and notes payables (including current portion of RMB2.2 billion (US$0.3 billion)) and had no short-term loans.

Cash Flows and Working Capital

As of December 31, 2010, 2011 and 2012, we had RMB8.2 billion, RMB14.2 billion and RMB32.5 billion (US$5.2 billion) in cash, cash equivalents and short-term investments.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(In thousands)
Net cash generated from operating activities	4,700,481	8,178,819	11,995,994	1,925,492
Net cash used in investing activities	(1,217,522)	(14,250,529)	(13,750,100)	(2,207,045)
Net cash generated from financing activities	124,751	2,425,810	9,518,885	1,527,886
Effect of exchange rate changes on cash	(6,110)	(8,594)	(11,629)	(1,867)

Net increase (decrease) in cash and cash equivalents	3,601,600	(3,654,494)	7,753,150	1,244,466

Cash and cash equivalents at beginning of the period	4,180,376	7,781,976	4,127,482	662,507
Cash and cash equivalents at end of the period	7,781,976	4,127,482	11,880,632	1,906,973

Operating Activities

Net cash generated from operating activities increased to RMB12.0 billion (US$1.9 billion) in 2012 from RMB8.2 billion in 2011. This increase was mainly attributable to the substantial increase in net income to RMB10.4 billion (US$1.7 billion) in 2012 from RMB6.6 billion in 2011.

Net cash generated from operating activities increased to RMB8.2 billion in 2011 from RMB4.7 billion in 2010. This increase was mainly attributable to several factors, including (i) the substantial increase in net income to RMB6.6 billion in 2011 from RMB3.5 billion in 2010; (ii) the increase in add-back of non-cash expenses, mainly consisting of depreciation expenses, amortization of intangible assets and loss from equity method investments; and (iii) the increases in customer advance and accounts payable.

Investing Activities

Net cash used in investing activities was about RMB14.3 billion and RMB13.8 billion (US$2.2 billion) in 2011 and 2012, respectively. Compared to 2011, our investment of short-term investments increased, while our acquisitions of business decreased in 2012.

Net cash used in investing activities increased from RMB1.2 billion in 2010 to RMB14.3 billion in 2011, primarily due to purchase of short-term investments, the acquisition of fixed assets, long-term investments and acquisitions of certain businesses. The net cash outflow in the purchases and sales and maturities of short-term investments in 2011 was RMB9.5 billion.

Financing Activities

Net cash flow generated from financing activities was RMB9.5 billion (US$1.5 billion) in 2012, compared to a net cash flow of RMB2.4 billion generated from financing activities in 2011, primarily due to the proceeds from the long-term notes issued in 2012.

Net cash flow generated from financing activities was RMB2.4 billion in 2011, compared to a net cash flow of RMB124.8 million generated from financing activities in 2010, primarily due to the increase in proceeds from the short-term loan and the unsecured long-term debt incurred in 2011.

Holding Company Structure

Baidu, Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and consolidated affiliated entities in China. As a result, although other means are available for us to obtain financing at the holding company level, Baidu, Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by our PRC consolidated affiliated entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Baidu, Inc. In addition, our PRC subsidiaries and consolidated affiliated entities are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Our PRC subsidiaries, being foreign-invested enterprises established in China, are required to make appropriations to certain statutory reserves, namely, a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in their PRC statutory accounts. Each of our PRC subsidiaries is required to allocate at least 10% of its after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors of the PRC subsidiaries.

Our consolidated affiliated entities must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely a statutory surplus fund, a statutory public welfare fund and a discretionary surplus fund. Each of our consolidated affiliated entities is required to allocate at least 10% of its after-tax profits to the statutory surplus fund until such fund has reached 50% of its respective registered capital. Appropriations to the statutory public welfare fund and the discretionary surplus fund are at the discretion of our consolidated affiliated entities.

Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated affiliated entities in which we have no legal ownership, totaling approximately RMB1.2 billion, RMB1.2 billion and RMB2.8 billion (US$0.4 billion) as of December 31, 2010, 2011 and 2012, respectively.

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

Capital Expenditures

We made capital expenditures of RMB895.3 million, RMB1.8 billion and RMB2.3 billion (US$0.4 billion) in 2010, 2011 and 2012, representing 11.3%, 12.2% and 10.4% of our total revenues, respectively. In 2012, our capital expenditures were used primarily for the purchase of servers, network equipment and other computer hardware for our business. We funded our capital expenditures primarily with net cash flow generated from operating activities.

We commenced construction of an office building in Shenzhen in December 2011, Baidu Science Park in Beijing in August 2012 and Shanxi Cloud Computing Center in September 2012, and we expect to complete the planned construction of these buildings by the end of 2015, 2015 and 2017, respectively. See “Item 4.D. Property, Plant and Equipment” for more details of our capital expenditures associated with these projects.

Our capital expenditures may increase substantially in the future as our business continues to grow, in connection with the expansion and improvement of our network infrastructure, and our plan to build additional office buildings and cloud computing based data centers. We currently plan to fund these expenditures with our current cash, cash equivalents, short-term investments and anticipated cash flow generated from our operating activities.

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

In the three years ended December 31, 2010, 2011 and 2012, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB718.0 million, RMB1.3 billion and RMB2.3 billion (US$370.0 million), representing 9.1%, 9.2% and 10.3% of our total revenues for 2010, 2011 and 2012, respectively. Our research and development expenses consist primarily of personnel-related costs. We have expensed substantially all of the development costs for the research and development of products and new functionality as incurred, except for certain internal-use software.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2012 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F. Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2012.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In RMB thousands)
Long-Term Debt Obligations(1)	14,081,194	2,480,171	900,826	5,209,921	5,490,276
Capital Lease Obligations(2)	83,499	36,791	46,577	131	—
Operating Lease Obligations(3)	3,399,580	1,227,718	1,336,302	697,138	138,422
Purchase Obligations(4)	982,175	776,943	198,188	7,044	—
Total	18,546,448	4,521,623	2,481,893	5,914,234	5,628,698

(1)	The long-term debt obligations represent (i) a two-year unsecured loan from Goldman Sachs Lending Partners LLC, (ii) a two-year loan from Australia and New Zealand Banking Group Limited (Hong Kong Branch), and (iii) senior unsecured notes due in 2017 and 2022. The total interest to be paid for these loans is RMB21.1 million (US$3.4 million), RMB19.7 million (US$3.2 million) and RMB2.2 billion (US$0.3 billion), respectively. Please see “Loans Payable” under Note 10 and “Notes payable” under Note 11 to our audited consolidated financial statements.
(2)	Capital lease obligations represent our obligations for leasing servers, and the total amount of interest to be paid is RMB6.5 million (US$1.0 million).
(3)	Operating lease obligations represent our obligations for leasing premises and bandwidth.
(4)	Purchase obligations consist primarily of expenditures in connection with the expansion and improvement of network infrastructure, our plan to build additional office buildings and cloud computing-based data centers, and expenditures for video content.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Robin Yanhong Li	44	Chairman and Chief Executive Officer
Jennifer Xinzhe Li	45	Chief Financial Officer
William Decker	66	Independent Director
James Ding	47	Independent Director
Nobuyuki Idei	75	Independent Director
Greg Penner	43	Independent Director

Robin Yanhong Li is co-founder, chairman and chief executive officer of our company, and oversees our overall strategy and business operations. Mr. Li has been serving as the chairman of our board of directors since our inception in January 2000 and as our chief executive officer since January 2004. Mr. Li served as our president from February 2000 to December 2003. Prior to founding our company, Mr. Li worked as a staff engineer for Infoseek, a pioneer in the internet search engine industry, from July 1997 to December 1999. Mr. Li was a senior consultant for IDD Information Services from May 1994 to June 1997. Mr. Li currently serves as an independent director and chairman of the compensation committee of New Oriental Education & Technology Group Inc., a NYSE-listed company that provides private educational services in China. Mr. Li also acts as the vice chairman of the internet Society of China (ISC). Mr. Li has also been a vice chairman of All-China Federation of Industry & Commerce since December 2012. Mr. Li received a bachelor’s degree in information science from Peking University in China and a master’s degree in computer science from the State University of New York at Buffalo.

Jennifer Xinzhe Li has served as our chief financial officer since March 2008. Ms. Li is in charge of our finance and accounting, human resources, marketing and communications, purchasing, corporate development and certain other areas. Ms. Li has extensive experience in U.S. GAAP reporting and in developing and leading finance and accounting teams before she joined us. Prior to joining our company, Ms. Li served as controller of General Motors Acceptance Corporation (GMAC)’s North American Operations from 2005 to 2008. Prior to that, Ms. Li worked at General Motors China, where she was responsible for overseeing finance functions of General Motors’ wholly owned and joint venture businesses in China from 2001 to 2004, with the last post as its chief financial officer. From 1994 to 2001, she held several other finance positions at General Motors in Canada, the United States and Singapore. Ms. Li has been serving as a director of Philip Morris International, Inc. since May 2010. Ms. Li has been recognized by the Fortune Magazine as one of “Asia’s 25 hottest people in business”. Ms. Li holds an M.B.A. degree from the University of British Columbia in Vancouver, B.C., Canada and a bachelor of arts degree from Tsinghua University in China.

William Decker has served as our independent director and chairman of the audit committee since October 2005. Mr. Decker is a retired partner at PricewaterhouseCoopers LLP. Prior to his retirement in July 2005, Mr. Decker was the partner in charge of PricewaterhouseCoopers LLP’s Global Capital Markets Group. He led a team of more than 300 professionals in 25 countries that provided technical support to non-U.S. companies on SEC regulations, U.S. GAAP reporting and assistance with Sarbanes-Oxley Act compliance work. Mr. Decker has served as a senior adviser of VisionChina Media Inc., a NASDAQ-listed company that operates an out-of-home advertising network on mass transportation systems in China, since December 2011, and served as an independent director and the chairman of the audit committee of VisionChina Media Inc. from December 2007 to December 2011. Mr. Decker received a bachelor of science degree in accounting from Fairleigh Dickinson University in New Jersey.

James Ding has served as our independent director since our initial public offering in August 2005. Mr. Ding has served as a co-chairman of the board of directors of AsiaInfo-Linkage Inc., a NASDAQ-listed company, since AsiaInfo Holdings, Inc., or AsiaInfo, merged with Linkage Technologies International Holdings Limited in July 2010. Prior to that, Mr. Ding served as the chairman of the board of AsiaInfo from April 2003 to July 2010, and a member of the board since AsiaInfo’s inception in 1993. Mr. Ding served as the chief executive officer and president of AsiaInfo from 1999 to 2003 and as senior vice president and chief technology officer of AsiaInfo from 1993 to 1999. Mr. Ding is currently a general partner and managing director of GSR Ventures, an early stage venture fund focusing on semiconductor, internet, wireless, new media and green technology investment in China. Mr. Ding also serves as a director of NetQin Mobile Inc., a NYSE-listed mobile internet service provider, and an independent director of Huayi Brothers Media Corporation, a ChiNext Shenzhen-listed company. Mr. Ding received a master’s degree in information science from the University of California, Los Angeles and a bachelor’s degree in chemistry from Peking University in China.

Nobuyuki Idei has served as our independent director since June 2007. Being an experienced director, Mr. Idei currently also serves as director of Accenture, director of FreeBit Co, Ltd., director of Lenovo Group and chairman of the National Conference on Fostering Beautiful Forests in Japan. Mr. Idei is founder and chief executive officer of Quantum Leaps Corporation, a specialist consultancy that advises private and public institutions on the changing role of technology in the 21st century. Mr. Idei is also founder and chairman of the board of Asia Innovators’ Initiative, a private non-profit organization which he established in 2011 to serve as a catalyst for social innovation in Asia by bringing together a diverse range of individuals and promoting knowledge sharing. Mr. Idei was chairman and chief executive officer of Sony Corporation from 2000 to 2005, chief corporate advisor from 2005 to 2007 and chairman of the advisory board from 2007 to 2012. Prior to that, Mr. Idei held a range of leadership positions at Sony including general manager of the audio division, senior general manager of the home video group, and president and representative director. Mr. Idei has also served in a number of other advisory positions including as counselor to the Bank of Japan, member of Japan’s national IT Strategy Council, and vice chairman of Nippon Keidanren. Mr. Idei received a bachelor of science degree in economics and politics from Waseda University in Tokyo.

Greg Penner has served as our director since July 2004. Mr. Penner is a general partner at Madrone Capital Partners, an investment management firm based in Menlo Park, California. From 2002 to 2004, Mr. Penner was the senior vice president and chief financial officer of Wal-Mart Japan. From 2000 to 2002, Mr. Penner was senior vice president of finance and strategy for Walmart.com. From 1997 to 2000, Mr. Penner was a general partner at Peninsula Capital, an early stage venture capital fund. Previously, Mr. Penner worked in strategic planning at Wal-Mart Stores, Inc. and corporate finance at Goldman, Sachs & Co. Mr. Penner serves as a director of Wal-Mart Stores, Inc. and Hyatt Hotels Corporation, and as a director of several private companies. He is also a director of The Charter Growth Fund and sits on the board of Teach for America. Mr. Penner received an M.B.A. degree from the Stanford Graduate School of Business and a bachelor’s degree in international economics from the School of Foreign Service at Georgetown University.

B. Compensation

In 2012, we paid an aggregate of approximately RMB11.3 million (US$1.8 million) ) in cash compensation and granted options to purchase an aggregate of 7,824 Class A ordinary shares and 1,128 restricted Class A ordinary shares to our executive officers as a group. We also paid an aggregate of approximately RMB0.5 million (US$86,500) in cash compensation and granted 1,056 restricted Class A ordinary shares to our non-executive directors as a group. Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Our board of directors and shareholders approved the issuance of up to 5,040,000 ordinary shares upon exercise of awards granted under our 2000 option plan. Our 2000 option plan terminated in January 2010 upon the expiration of its ten-year term. As of December 31, 2012, an aggregate of 14,872 Class A ordinary shares were issuable upon exercise of outstanding awards granted under our 2000 option plan. At the annual general meeting held on December 16, 2008, our shareholders approved a new 2008 share incentive plan, which has reserved an additional 3,428,777 Class A ordinary shares for awards to be granted pursuant to its terms. As of December 31, 2012, options to purchase an aggregate of 201,832 Class A ordinary shares and an aggregate of 146,433 restricted Class A ordinary shares had been granted under the 2008 share incentive plan.

The following table summarizes, as of December 31, 2012, the outstanding options and restricted Class A ordinary shares that we granted to our current directors and executive officers and to other individuals as a group under our 2000 option plan and 2008 share incentive plan. Each Class A ordinary share is represented by 10 ADSs.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Grant Date	Expiration Date
Robin Yanhong Li	12,500		133.86	February 11, 2009	February 11, 2014
	4,247		1,058.90	January 25, 2011	January 24, 2016
	4,515		1,418.30	February 16, 2012	February 16, 2017
	35	(1)	—	January 25,2011	N/A
	651	(1)	—	February 16, 2012	N/A
Jennifer Xinzhe Li	*		133.86	February 11, 2009	February 11, 2014
	*		424.36	January 27, 2010	January 26, 2015
	*		1,058.90	January 25, 2011	January 24, 2016
	*		1,418.30	February 16, 2012	February 16, 2017
	*	(1)	—	January 25, 2011	N/A
	*	(1)	—	February 16, 2012	N/A
William Decker	*	(1)	—	February 16, 2012	N/A
James Ding	*	(1)	—	February 16, 2012	N/A
Nobuyuki Idei	*	(1)	—	February 16, 2012	N/A
Greg Penner	*	(1)	—	February 16, 2012	N/A
Other individuals as a group	293,942		—	—	—

*	The options and restricted shares in aggregate held by each of these directors and officers represent less than 1% of our total outstanding shares.
(1)	Restricted shares.

The following paragraphs summarize the key terms of our 2000 option plan, which was amended and restated on December 16, 2008, and our 2008 share incentive plan adopted on December 16, 2008.

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

Audit Committee

Our audit committee consists of William Decker, James Ding and Greg Penner, all of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules and Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. Decker is an audit committee financial expert as defined in the instructions to Item 16A of the Form 20-F. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2012, our audit committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2012, our compensation committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2012, our corporate governance and nominating committee passed resolutions by unanimous written consent once

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

D. Employees

We had 10,887, 16,082 and 20,877 employees as of December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, we had 1,010 employees in management and administration, 9,322 employees in research and development, 2,037 employees in operation and service, and 8,508 employees in sales and marketing. As of December 31, 2012, we had 14,688 employees in Beijing, 6,139 employees outside of Beijing but within China, and 50 employees outside of China. We also hire temporary employees and contractors from time to time. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to manage our expanding operations effectively.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2012 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Shares Beneficially Owned
Directors and Executive Officers:	Number(1)	%(2)
Robin Yanhong Li(3)	5,581,324	16.0%
Jennifer Xinzhe Li(4)	*	*
William Decker(5)	*	*
James Ding(6)	*	*
Nobuyuki Idei(7)	*	*
Greg Penner(8)	*	*
All Directors and Executive Officers as a Group(9)	5,889,609	16.8%
Principal Shareholders:
Handsome Reward Limited(10)	5,490,000	15.7%
Baillie Gifford & Co (Scottish partnership)(11)	2,824,785	8.1%
T. Rowe Price Associates, Inc. (12)	1,892,572	5.4%

*	Less than 1% of our total outstanding Class A ordinary shares and Class B ordinary shares.
(1)	The number of shares beneficially owned by each named director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested or will vest within 60 days after December 31, 2012, and restricted shares held by such person that will vest within 60 days after December 31, 2012. The options and restricted shares were granted under our 2000 option plan or 2008 share incentive plan.

(2)	Percentage of beneficial ownership of each named director and executive officer is based on 34,965,710 ordinary shares (consisting of 27,202,710 Class A ordinary shares and 7,763,000 Class B ordinary shares) of our company outstanding as of December 31, 2012, the number of ordinary shares underlying options that have vested or will vest within 60 days after December 31, 2012, and the number of restricted shares that will vest within 60 days after December 31, 2012, each as held by such person as of that date.
(3)	Includes (i) 37,665 Class A Ordinary Shares directly held by Mr. Li on record; (ii) 35,249 Class A Ordinary Shares in the form of ADSs held in the brokerage account of the administrator of the issuer’s employee stock option program; (iii) 2,209 restricted Class A Ordinary Shares that have vested as of December 31, 2012; (iv) 15,841 Class A Ordinary Shares issuable upon exercise of options within 60 days after the date of December 31, 2012; (v) 360 Class A Ordinary Shares issuable upon vesting of restricted shares within 60 days after the date of December 31, 2012 and (vi) 5,490,000 Class B Ordinary Shares held by Handsome Reward Limited, a British Virgin Islands company wholly owned and controlled by Mr. Li, and excludes 1,676,667 Class B Ordinary Shares held by Melissa Ma, Mr. Li’s wife, of which Mr. Li disclaims beneficial ownership. The business address of Mr. Li is c/o Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.
(4)	The business address of Ms. Li is c/o Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.
(5)	The address of Mr. Decker is 24 Nordic Way, Saranac Lake, New York 12983, U.S.A.
(6)	The business address of Mr. Ding is 4/F, Zhongdian Information Tower No. 6 Zhongguancun South Street, Haidian District, Beijing 100086, PRC.
(7)	The business address of Mr. Idei’s address is Tokyo Ginko Kyoukai Building 16F,1-3-1, Marunouchi, Chiyoda-ku, Tokyo, 100-0005, Japan.
(8)	The business address of Mr. Penner is 3000 Sand Hill Road, Building 1, Suite 150, Menlo Park, California 94025, U.S.A.
(9)	Includes ordinary shares, ordinary shares issuable upon exercise of options and restricted shares, held by all of our directors and executive officers as a group.
(10)	Represents 5,490,000 Class B ordinary shares held by Handsome Reward Limited, a British Virgin Island company wholly owned and controlled by Mr. Robin Yanhong Li. The business address of Handsome Reward Limited is c/o Robin Yanhong Li, Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.
(11)	Represents 2,824,785 Class A ordinary shares in the form of ADSs held by Baillie Gifford & Co (Scottish partnership), as reported on Schedule 13G filed by Baillie Gifford & Co (Scottish partnership) on February 7, 2013. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of December 31, 2012. The address of Baillie Gifford & Co (Scottish partnership) is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.
(12)	Represents 1,892,572 Class A ordinary shares in the form of ADSs held by T. Rowe Price Associates, Inc., as reported on Schedule 13G filed by T. Rowe Price Associates, Inc. on February 11, 2013. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of December 31, 2012. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202, U.S.A.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering in 2005. Holders of our Class B ordinary shares may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs—Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

As of December 31, 2012, 34,965,710 of our ordinary shares were issued and outstanding. To our knowledge, approximately 78.6% of our total outstanding ordinary shares were held by six record shareholders in the United States, including approximately 77.7% held by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

As of December 31, 2010, 2011 and 2012, we had RMB98.7 million, RMB249.7 million and nil due from related parties. The amounts due from related parties primarily represent amounts in connection with advertising services provided and borrowings provided by us to our equity investees. The amounts due from our equity investees are unsecured and repayable on contract terms, which arose in the ordinary course of business. The amount due from related parties dropped to nil as of December 31, 2012, mainly because we increased our equity interests in Qiyi.com, Inc. in November 2012 to obtain the controlling interests and Qiyi.com, Inc. has since then become our consolidated subsidiary rather than equity method investee. The amount outstanding as of March 27, 2013 was nil.

As of December 31, 2010, 2011 and 2012, we had RMB95.7 million, RMB148.9 million and nil due to related parties. The amounts due to related parties represent unsecured and interest free loans provided by our equity investees, which arose in the ordinary course of business. The amount due to related parties dropped to nil as of December 31, 2012, mainly because we increased our equity interests in Qiyi.com, Inc. in November 2012 to obtain the controlling interests and Qiyi.com, Inc. has since then become our consolidated subsidiary rather than equity method investee. The amount outstanding as of March 27, 2013 was nil.

Share Options and Restricted Shares Grants

Please refer to “Item 6.B. Directors, Senior Management and Employees—Compensation.”

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we have been involved in litigation or other disputes regarding, among other things, copyright and trademark infringement, defamation, unfair competition and labor disputes. Our search results provide links to materials, and our Baidu WenKu, Baidu Post Bar, Baidu Media Player and other Baidu products may contain materials, in which others may allege to own copyrights, trademarks or image rights or which others may claim to be defamatory or objectionable. We have received notice letters from third parties asserting copyright infringement, unfair competition, defamation, breach of contract and labor-related claims against us.

In September 2011, three Chinese writers filed 16 complaints against us before the Haidian District People’s Court in Beijing, alleging that our Baidu WenKu had infringed upon their copyrights to certain literary works. In December 2011, the plaintiffs withdrew their complaints. However, in January 2012, the writers re-filed their complaints for the same claims with the Haidian District People’s Court in Beijing, seeking compensation in an aggregate amount of RMB1.9 million (US$0.3 million). The Haidian District People’s Court in Beijing issued rulings for these cases in September 2012. The court held in seven of these cases that we “should have known” the files uploaded by users to Baidu WenKu infringed upon the plaintiffs’ copyrights and failed to take necessary actions to remove the infringing content immediately despite the plaintiffs’ notification of the infringement and request to remove the infringing content, and ordered us to pay for the plaintiffs’ damages in an aggregate amount of approximately RMB0.2 million (US$32,102). The court held in these seven cases that we would have been exempted from liabilities if we had removed the infringing content immediately upon the receipt of the warning and removal request from the copyright holders. The court dismissed all plaintiffs’ claims in the other cases. None of the parties has filed any appeals.

As of December 31, 2012, we were involved in 126 cases pending in various PRC and US courts. The aggregate amount of compensation sought under these cases is approximately RMB122.3 million (US$19.6 million).

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

The following table provides the high and low trading prices for our ADSs on NASDAQ for (i) the years 2008, 2009, 2010, 2011 and 2012, (ii) each of the four quarters of 2011 and 2012, and (iii) each of the past six full months. For ease of comparison, the ADS prices before May 12, 2010 have been retroactively adjusted to reflect the ADS to Class A ordinary share ratio change that took effect on May 12, 2010.

	Trading Price
	High	Low
Annual Highs and Lows
2008	39.77	10.05
2009	44.33	10.50
2010	115.04	38.47
2011	165.96	97.58
2012	154.15	85.96
Quarterly Highs and Lows
First Quarter 2011	138.53	97.58
Second Quarter 2011	156.04	114.14
Third Quarter 2011	165.96	100.95
Fourth Quarter 2011	147.68	102.00
First Quarter 2012	154.15	117.17
Second Quarter 2012	152.85	107.50
Third Quarter 2012	134.71	99.71
Fourth Quarter 2012	116.80	85.96
Monthly Highs and Lows
September 2012	117.20	106.60
October 2012	116.80	105.94
November 2012	108.08	90.55
December 2012	102.50	85.96
January 2013	114.88	99.32
February 2013	109.03	87.54
March 2013 (through March 26, 2013)	93.21	83.31

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs have been listed on NASDAQ since August 5, 2005 under the symbol “BIDU.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our third amended and restated memorandum and articles of association, as well as the Companies Law (2012 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2012 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

People’s Republic of China Taxation

If we are considered a PRC resident enterprise under the EIT Law, our shareholders and ADS holders who are deemed non-resident enterprises may be subject to the 10% EIT on the dividends payable by us or any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from China, provided that

(i) such foreign enterprise investor has no establishment or premises in China, or (ii) it has establishment or premises in China but its income derived from China has no real connection with such establishment or premises. Furthermore, if we are considered a PRC resident enterprise and relevant PRC tax authorities consider the dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the PRC, it is also possible that such dividends and gains earned by non-resident individuals may be subject to the 20% PRC individual income tax. It is uncertain whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of tax treaties or arrangements entered into between China and other jurisdictions.

If we are required under the PRC tax law to withhold PRC income tax on our dividends payable to our non-PRC resident shareholders and ADS holders, or if any gains realized from the transfer of our shares or ADSs by our non-PRC resident shareholders and ADS holders are subject to the EIT or the individual income tax, your investment in our shares or ADSs could be materially and adversely affected.

United States Federal Income Taxation

The following discussion describes certain United States federal income tax considerations under present law of the purchase, ownership and disposition of the ADSs or ordinary shares. This summary applies only to investors that are U.S. Holders (as defined below) and that hold the ADSs or ordinary shares as capital assets. This discussion is based on the tax laws of the United States as in effect on the date of this annual report on Form 20-F and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	regulated investment companies;

•	certain expatriates or former long-term residents of the United States;

•	governments or agencies or instrumentalities thereof;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons whose functional currency is other than the U.S. dollar;

•	persons holding ADSs or ordinary shares through partnerships (including certain entities treated as partnerships for U.S. federal income tax purposes) or other pass-through entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration.

U.S. Holders are urged to consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state and local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or ordinary shares.

The discussion below of the U.S. federal income tax consequences will apply if you are a “U.S. Holder.” You are a “U.S. Holder” if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	a citizen or individual resident of the United States;

•

a corporation (or other entity subject to tax as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the supervision of a court within the United States and the control of one or more United States persons or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you will be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders (including individual U.S. Holders), dividends may be taxed at the lower applicable capital gains rate provided that (i) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and the PRC, (ii) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (iii) certain holding period requirements are met, and (iv) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the NASDAQ Global Market will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits for U.S. federal income tax purposes. Therefore, a U.S. Holder should expect that a distribution will be reported as a dividend.

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss (in the case of losses, subject to certain limitations). However, in the event we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gain as PRC source income. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

Based on the market value of the ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2012, we were not a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes. However, our PFIC status for the current taxable year ending December 31, 2013 will not be determinable until its close, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, which is referred to as the “income test”, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income, which is referred to as the “asset test”.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will generally be calculated using the market price of the ADSs and ordinary shares, our PFIC status will depend in large part on the market price of the ADSs and ordinary shares, which may fluctuate considerably. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. If we are a PFIC for any year during which you hold the ADS or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold such ADS or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable.

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

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or “regularly traded,” on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed on the NASDAQ Global Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC.

Alternatively, a U.S. Holder may avoid the PFIC tax consequences described above in respect to its ADSs and ordinary shares by making a timely “qualified electing fund,” or QEF, election. In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Because we do not intend to provide such information, however, such election will not be available to U.S. Holders of the ADSs or ordinary shares.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file an annual information report containing such information as the U.S. Treasury may require.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Pursuant to the Hiring Incentives to Restore Employment Act of 2010 and final regulations thereunder, individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1, as amended and prospectus under the Securities Act of 1933, with respect to our ordinary shares. We have also previously filed with the SEC our registration statement on Form F-3 with respect to the sale of debt securities by our company on a continuous basis and a prospectus under the Securities Act, and have issued US$1.5 billion senior unsecured notes in two equal tranches, due in 2017 and 2022, with stated interest rates of 2.25% and 3.50%, respectively.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to excess cash invested in short-term instruments with original maturities of less than a year and long-term held-to-maturity securities with maturities of greater than a year. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage our interest risk exposure.

We had RMB20.6 billion (US$3.3 billion) short-term investments as of December 31, 2012, with a weighted average duration of approximately 0.45 years. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of approximately RMB90.7 million (US$14.6 million) in the fair value of these short-term investments as of December 31, 2012.

We had RMB513.7 million (US$82.5 million) long-term held-to-maturity investments as of December 31, 2012, with a weighted average duration of approximately 1.48 years. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of approximately RMB7.4 million (US$1.2 million) in the fair value of these long-term held-to-maturity investments as of December 31, 2012.

Foreign Exchange Risk

Most of our revenues and costs are denominated in RMB, while a portion of our cash and cash equivalents and short-term financial assets are denominated in U.S. dollars and held by our Cayman Islands holding company. Our exposure to foreign exchange risk primarily relates to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against the U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. See “Item 3.D. Key

Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material and adverse effect on your investment.” In addition, we commenced operation in Japan in late 2007. To the extent we need to make capital injections into our Japan operation by converting U.S. dollars into Japanese Yen, we will be exposed to the fluctuations in the exchange rate between the U.S. dollar and the Japanese Yen. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments.

The RMB appreciated by 1.0% against the U.S. dollar in 2012. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in a decrease of RMB931.0 million (US$149.4 million) in the value of our U.S. dollar-denominated financial assets at December  31, 2012.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In February 2013, we received US$4.0 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2012, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the periods indicated.

	2011		2012
Audit fees(1)	US$	1,241,361	US$	1,874,270
Audit-related fees(2)		—		85,688
Tax fees(3)	US$	10,327	US$	11,139

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2011 and 2012, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	“Audit-related fees” means fees billed in year 2012 for professional services rendered by our principal auditors associated with certain due diligence projects.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning. In 2011 and 2012, the tax fees refer to fees paid to our principal auditors to review the compliance of our tax documentation.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2012. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 99.2 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 1 of the prospectus filed with the Securities and Exchange Commission on January 5, 2009 pursuant to Rule 424(b)(3) under the Securities Act)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of Amendment No. 5 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on August 2, 2005)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

2.4	Indenture, dated November 28, 2012 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on November 28, 2012)

2.5	First Supplemental Indenture dated November 28, 2012 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on November 28, 2012)

2.6	Form of 2.250% Notes due 2017 (incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on November 28, 2012)

2.7	Form of 3.500% Notes due 2022 (incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on November 28, 2012)

4.1	2000 Option Plan (amended and restated effective December 16, 2008) (incorporated by reference to Exhibit 99.3 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

4.2	2008 Share Incentive Plan (incorporated by reference to Exhibit 99.4 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

4.3	Form of Indemnification Agreement between the Registrant and the Registrant’s directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

Exhibit Number	Description of Document
4.5	Translation of Exclusive Technology Consulting and Services Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom and the supplementary agreement dated April 22, 2010 (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.6	Translation of Operating Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.7	Translation of Software License Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.5 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.8	Translation of Trademark License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated January 18, 2005 (incorporated by reference to Exhibit 99.6 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.9	Translation of Web Layout Copyright License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 99.8 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.10	Translation of Proxy Agreement dated August 9, 2004 among Baidu Online, Baidu Netcom, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.9 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.11	Translation of Equity Pledge Agreement dated March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.10 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.12	Translation of Exclusive Equity Purchase and Transfer Option Agreement dated March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.11 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.13	Translation of Loan Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.12 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005) and the Supplementary Agreement among Baidu Online, Baidu Netcom, Robin Yanhong Li, Eric Yong Xu and Haoyu Shen dated January 11, 2011 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.14	Translation of Form of Irrevocable Powers of Attorney issued by the shareholders of Baidu Netcom (incorporated by reference to Exhibit 99.13 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.15	Translation of the form of Technology Consulting and Services Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.16	Translation of the form of Operating Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

Exhibit Number	Description of Document
4.17	Translation of the form of Web Layout Copyright License Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.18	Translation of the form of Proxy Agreement among Baidu Online, a consolidated affiliated PRC entity and the shareholders of the consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.22 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.19	Translation of the form of Equity Pledge Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.20	Translation of the form of Exclusive Equity Purchase and Transfer Option Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.21	Translation of the form of Loan Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.22	Translation of the Supplementary Agreement to Exclusive Technology Consulting and Services Agreement dated June 23, 2006 between Baidu Online and Beijing Perusal, dated as of April 22, 2010 (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.23	Translation of the Operating Agreement dated June 23, 2006 between Baidu Online, Beijing Perusal, Jiping Liu and Yazhu Zhang and the supplementary agreement dated April 22, 2010 (incorporated by reference to Exhibit 4.26 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.24	Translation of the Web Layout Copyright License Agreement dated June 23, 2006 between Baidu Online and Beijing Perusal (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.25	Translation of the Proxy Agreement dated June 23, 2006 among Jiping Liu, Yazhu Zhang and Baidu Online (incorporated by reference to Exhibit 4.28 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.26	Translation of the Amended and Restated Equity Pledge Agreements between Baidu Online and Yazhu Zhang, and between Baidu Online and Jiping Liu, both dated January 16, 2012 (incorporated by reference to Exhibit 4.29 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.27	Translation of the Amended and Restated Equity Purchase and Transfer Option Agreements between Baidu Online, Jiping Liu and Beijing Perusal, and between Baidu Online, Yazhu Zhang and Beijing Perusal, both dated January 16, 2012 (incorporated by reference to Exhibit 4.30 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.28	Translation of Irrevocable Powers of Attorney issued by Jiping Liu and Yazhu Zhang, the shareholders of Beijing Perusal, both dated June 23, 2006 (incorporated by reference to Exhibit 4.31 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

Exhibit Number	Description of Document
4.29	Translation of the Amended and Restated Loan Agreements between Baidu Online and Jiping Liu and between Baidu Online and Yazhu Zhang, both dated January 16, 2012 (incorporated by reference to Exhibit 4.32 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.30	Translation of the Technology Consulting and Services Agreement dated February 28, 2008 between Baidu Online and BaiduPay and the supplementary agreement dated April 22, 2010 (incorporated by reference to Exhibit 4.33 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.31	Translation of the Operating Agreement dated February 28, 2008 between Baidu Online, BaiduPay, Jun Yu and Beijing Netcom and the supplementary agreement dated April 22, 2010 (incorporated by reference to Exhibit 4.34 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.32	Translation of the Web Layout Copyright License Agreement dated February 28, 2008 between Baidu Online and BaiduPay (incorporated by reference to Exhibit 4.35 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.33*	Translation of the Proxy Agreement between Zhixiang Liang and Baidu Online, dated April 23, 2012

4.34*	Translation of the Equity Pledge Agreement between Baidu Online and Zhixiang Liang, dated April 23, 2012

4.35*	Translation of the Exclusive Equity Purchase and Transfer Option Agreement between Baidu Online, Zhixiang Liang and BaiduPay, dated April 23, 2012

4.36*	Translation of Irrevocable Power of Attorney issued by Zhixiang Liang, the individual shareholder of BaiduPay, dated April 23, 2012

4.37*	Translation of the Loan Agreement between Baidu Online and Zhixiang Liang, dated April 23, 2012

4.38	Translation of the Technology Consulting and Services Agreement dated December 28, 2010 between Baidu HR and Baidu Online (incorporated by reference to Exhibit 4.41 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.39	Translation of the Operating Agreement dated December 28, 2010 between Baidu HR, Baidu Online and Robin Yanhong Li (incorporated by reference to Exhibit 4.42 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.40	Translation of the Proxy Agreement between Robin Yanhong Li and Baidu Online, dated December 28, 2010 (incorporated by reference to Exhibit 4.43 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.41	Translation of the Equity Pledge Agreement between Robin Yanhong Li and Baidu Online, dated December 28, 2010 (incorporated by reference to Exhibit 4.44 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.42	Translation of the Exclusive Equity Purchase and Transfer Option Agreement between Baidu HR, Baidu Online and Robin Yanhong Li, dated December 28, 2010 (incorporated by reference to Exhibit 4.45 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.43	Translation of the Loan Agreement between Baidu Online and Robin Yanhong Li, dated December 28, 2010 (incorporated by reference to Exhibit 4.46 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

Exhibit Number	Description of Document
4.44	Translation of the Trademark Transfer Agreement between Baidu Online and Baidu Netcom, dated March 1, 2010 (incorporated by reference to Exhibit 4.47 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.45	Translation of the supplementary agreements, dated March 11, 2010 and April 22, 2010 to the Software License Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 4.48 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.46	Translation of the supplementary agreements, dated March 1, 2010 and April 22, 2010 to the Trademark License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated January 18, 2005 (incorporated by reference to Exhibit 4.49 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.47	Translation of the supplementary agreement dated March 1, 2010 to the Web Layout Copyright License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 4.50 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.48	Translation of the supplementary agreement dated April 22, 2010 to the Operating Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 4.51 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.49	Translations of the supplementary agreement dated April 22, 2010 to the Exclusive Equity Purchase and Transfer Option Agreement dated March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 4.53 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.50	Translation of the supplementary agreement by and among Baidu Online, Beijing Perusal, Jiping Liu and Yazhu Zhang dated September 6, 2011 (incorporated by reference to Exhibit 4.55 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.51	Translation of the supplementary agreement to the Exclusive Technology Consulting and Services Agreement between Baidu HR and Baidu Online dated September 6, 2011 (incorporated by reference to Exhibit 4.56 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.52	Translation of the supplementary agreement to the Operating Agreement by and among Baidu Online, Robin Yanhong Li, Badu HR and Baidu Netcom dated September 6, 2011 (incorporated by reference to Exhibit 4.57 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.53	Translation of the Termination Agreement to the Proxy Agreement between Robin Yanhong Li and Baidu Online dated September 6, 2011 (incorporated by reference to Exhibit 4.58 of our Amendment No. 1 to Annual Report on Form 20-F filed with the Securities and Exchange Commission on September 6, 2012)

4.54	Translation of the Proxy Agreement among Baidu Netcom, Baidu Online and Baidu HR dated September 6, 2011 (incorporated by reference to Exhibit 4.59 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

Exhibit Number	Description of Document
4.55	Translation of the supplementary agreement to the Equity Pledge Agreement by and among Robin Yanhong Li, Baidu Netcom and Baidu Online dated September 6, 2011 (incorporated by reference to Exhibit 4.60 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.56	Translation of the supplementary agreement to the Equity Pledge Agreement between Baidu Netcom and Baidu Online dated September 6, 2011 (incorporated by reference to Exhibit 4.61 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.57	Translation of the supplementary agreement to the Exclusive Equity Purchase and Transfer Option Agreement by and among Baidu Online, Robin Yanhong Li, Baidu HR and Baidu Netcom dated September 6, 2011 (incorporated by reference to Exhibit 4.62 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.58	Translation of Loan Agreement dated February 10, 2006 between Baidu Online and Robin Yanhong Li (incorporated by reference to Exhibit 4.63 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.59	Translation of Loan Agreement dated March 6, 2008 between Baidu Online and Robin Yanhong Li (incorporated by reference to Exhibit 4.64 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.60	Translation of the supplementary agreement to the Loan Agreement by and among Robin Yanhong Li, Baidu Netcom and Baidu Online dated September 6, 2011 (incorporated by reference to Exhibit 4.65 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.61	Translation of the supplementary agreement by and among Baidu Online, Baidu HR and Baidu Netcom dated September 6, 2011 (incorporated by reference to Exhibit 4.66 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.62	Translation of the supplementary agreement to the Trademark License Agreement between Baidu Online and Baidu Netcom dated January 30, 2011 (incorporated by reference to Exhibit 4.67 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.63	Translation of the supplementary agreement to the Software License Agreement between Baidu Online and Baidu Netcom dated January 30, 2011 (incorporated by reference to Exhibit 4.68 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.64	Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and Baidu Netcom dated January 30, 2011 (incorporated by reference to Exhibit 4.69 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.65	Translation of the Supplementary Agreement to the Amended and Restated Loan Agreement by and among Baidu Online, Robin Yanhong Li, Haoyu Shen and Zhan Wang dated August 26, 2011 (incorporated by reference to Exhibit 4.72 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.66	Translation of the Supplementary Agreement to the Amended and Restated Equity Pledge Agreement by and among Baidu Online, Robin Yanhong Li, Haoyu Shen and Zhan Wang dated August 26, 2011 (incorporated by reference to Exhibit 4.73 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

Exhibit Number	Description of Document
4.67	Translation of the Equity Pledge Agreement between Baidu Online and Robin Yanhong Li dated December 1, 2011 (incorporated by reference to Exhibit 4.74 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.68	Translation of the Supplementary Agreement by and among Baidu Online, Baidu Netcom, Robin Yanhong Li and Zhan Wang dated September 6, 2011 (incorporated by reference to Exhibit 4.75 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.69	Translation of the Supplementary Agreement to the Amended and Restated Equity Purchase and Transfer Option Agreement and its Supplementary Agreement among Baidu Online, Robin Yanhong Li, Haoyu Shen, Baidu Netcom and Zhan Wang dated August 26, 2011 (incorporated by reference to Exhibit 4.76 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.70	Translation of the Supplementary Agreement to the Operating Agreement and its Supplementary Agreement among Baidu Online, Baidu Netcom, Robin Yanhong Li, Haoyu Shen and Zhan Wang dated August 26, 2011 (incorporated by reference to Exhibit 4.77 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.71	Translation of the Proxy Agreement among Robin Yanhong Li, Zhan Wang and Baidu Online dated August 26, 2011 (incorporated by reference to Exhibit 4.78 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.72	Translation of Supplementary Agreement among Baidu Online, BaiduPay, Baidu Netcom and Hu Cai dated September 6, 2011 (incorporated by reference to Exhibit 4.79 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.73	Translation of the Supplementary Agreement to Exclusive Technology Consulting and Services Agreement between Baidu Online and BaiduPay dated September 6, 2011 (incorporated by reference to Exhibit 4.80 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.74*	Translation of the Supplementary Agreement to Web Layout Copyright License Agreement between Baidu Online and BaiduPay dated September 6, 2011

4.75	Ordinary Shares Purchase Agreement between Qunar Cayman Islands Limited and Baidu Holdings Limited dated June 24, 2011 (incorporated by reference to Exhibit 4.81 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.76	Credit Facility Agreement by and among Baidu, Inc., Goldman Sachs (Asia) L.L.C. and The Bank of New York Mellon, Hong Kong Branch dated July 14, 2011 (incorporated by reference to Exhibit 4.82 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.77*	Term Loan Facility Agreement between Baidu, Inc. and Australia and New Zealand Banking Group Limited (Hong Kong Branch) dated September 18, 2012

4.78*	Translation of Domain Name License Termination Agreement between Baidu Online and Baidu Netcom dated December 31, 2012

4.79*	Translation of Domain Name License Termination Confirmation between Baidu Online and Beijing Perusal dated December 31, 2012

4.80*	Translation of Trademark License Termination Agreement between Baidu Online and Baidu Netcom dated February 1, 2013

4.81*	Translation of Trademark License Termination Agreement between Baidu Online and Beijing Perusal dated February 1, 2013

Exhibit Number	Description of Document
4.82*	Translation of Trademark License Termination Agreement between Baidu Online and BaiduPay dated February 1, 2013

4.83*	Translation of Domain Name License Termination Agreement between Baidu Online and BaiduPay dated December 31, 2012

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.14 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Ernst & Young Hua Ming LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baidu, Inc.

By:	/s/ Robin Yanhong Li
Name: Robin Yanhong Li
Title: Chairman and Chief Executive Officer

Date: March 27, 2013

BAIDU, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Baidu, Inc.

We have audited the accompanying consolidated balance sheets of Baidu, Inc. (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baidu, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Baidu, Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

March 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Baidu, Inc.

We have audited Baidu, Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Baidu, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Baidu, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Baidu, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012 of Baidu, Inc., and our report dated March 27, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

March 27, 2013

BAIDU, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		December 31,
	Notes	2011	2012	2012
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2	4,127,482	11,880,632	1,906,973
Restricted cash	2	483,387	395,029	63,407
Short-term investments	4	10,051,578	20,604,223	3,307,206
Accounts receivable, net of allowance of RMB5,806 for 2011 and RMB5,768 (US$926) for 2012	5	599,558	1,253,483	201,198
Amounts due from related parties	19	149,728	—	—
Deferred tax assets, net	12	121,411	160,315	25,732
Other assets, current	6	315,012	380,407	61,059

Total current assets		15,848,156	34,674,089	5,565,575

Non-current assets:
Fixed assets, net	7	2,694,000	3,887,877	624,047
Intangible assets, net	8	978,752	1,587,665	254,838
Goodwill	8	2,419,542	3,877,564	622,392
Long-term investments, net	4	734,360	803,499	128,970
Amounts due from related parties	19	100,000	—	—
Deferred tax assets, net	12	52,125	53,303	8,556
Other assets, non-current		513,606	784,893	125,982

Total non-current assets		7,492,385	10,994,801	1,764,785

Total assets		23,340,541	45,668,890	7,330,360

LIABILITIES AND EQUITY

Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB1,342,268 and RMB1,914,531(US$307,303) as of December 31, 2011 and 2012, respectively. Note 1):

Short-term loans		125,878	—	—
Accounts payable and accrued liabilities	9	2,545,445	3,806,836	611,039
Customer advances and deposits		1,573,967	2,067,586	331,870
Deferred revenue		62,705	94,121	15,107
Deferred income		34,779	64,506	10,354
Long-term loans, current portion	10	46,000	2,170,978	348,466
Capital lease obligation		17,773	32,502	5,217

Total current liabilities		4,406,547	8,236,529	1,322,053

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB114,060 and RMB258,319(US$41,463) as of December 31, 2011 and 2012, respectively. Note 1):

Deferred income		19,942	190,000	30,497
Long-term loans	10	2,277,925	356,589	57,236
Notes payable	11	—	9,336,686	1,498,641
Amounts due to related parties	19	148,873	—	—
Deferred tax liabilities	12	131,629	289,482	46,465
Capital lease obligation		30,112	44,479	7,139

Total non-current liabilities		2,608,481	10,217,236	1,639,978

Total liabilities		7,015,028	18,453,765	2,962,031

Commitments and contingencies	14
Redeemable noncontrolling interests	15	935,978	1,033,283	165,853
Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,111,117 shares and 27,202,710 shares issued and outstanding as at December 31, 2011 and 2012	16	12	12	2
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,803,000 shares and 7,763,000 shares issued and outstanding as at December 31, 2011 and 2012	16	3	3	—
Additional paid-in capital		1,771,770	2,095,273	336,315
Retained earnings	16	13,604,334	24,038,219	3,858,400
Accumulated other comprehensive loss	16	(84,403)	(78,278)	(12,564)

Total Baidu, Inc. shareholders’ equity		15,291,716	26,055,229	4,182,153
Noncontrolling interests		97,819	126,613	20,323

Total equity		15,389,535	26,181,842	4,202,476

Total liabilities, redeemable noncontrolling interests, and equity		23,340,541	45,668,890	7,330,360

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the Years Ended December 31,
	Notes	2010	2011	2012	2012
		RMB	RMB	RMB	US$
Revenues:
Online marketing services		7,912,869	14,489,767	22,245,643	3,570,672
Other services		2,205	11,019	60,383	9,692

Total revenues		7,915,074	14,500,786	22,306,026	3,580,364

Operating costs and expenses:
Cost of revenues		(2,149,288)	(3,896,883)	(6,448,545)	(1,035,063)
Selling, general and administrative		(1,088,980)	(1,692,810)	(2,501,336)	(401,492)
Research and development		(718,038)	(1,334,434)	(2,304,825)	(369,950)

Total operating costs and expenses		(3,956,306)	(6,924,127)	(11,254,706)	(1,806,505)

Operating profit		3,958,768	7,576,659	11,051,320	1,773,859

Other income:
Interest income		103,096	418,201	866,465	139,077
Interest expense		(35,975)	(82,551)	(107,857)	(17,312)
Foreign exchange gain (loss), net		6	(1,959)	(4,533)	(728)
Loss from equity method investments		(8,965)	(179,408)	(294,229)	(47,227)
Other income, net		44,233	78,237	454,271	72,916

Total other income		102,395	232,520	914,117	146,726

Income before income taxes		4,061,163	7,809,179	11,965,437	1,920,585

Income taxes	12	(535,995)	(1,188,861)	(1,574,159)	(252,670)
Net income		3,525,168	6,620,318	10,391,278	1,667,915

Net loss attributable to noncontrolling interests		—	(18,319)	(64,750)	(10,393)

Net income attributable to Baidu, Inc.		3,525,168	6,638,637	10,456,028	1,678,308

Earnings per share for Class A and Class B ordinary shares:	17
Basic		101.28	190.27	298.62	47.93
Diluted		100.96	189.88	298.29	47.88
Earnings per ADS (1 Class A ordinary share equals 10 ADSs):	17
Basic		10.13	19.03	29.86	4.79
Diluted		10.10	18.99	29.83	4.79
Weighted average number of Class A and Class B ordinary shares outstanding
Basic		34,805,362	34,890,050	34,939,838	34,939,838
Diluted		34,917,835	34,962,831	34,979,459	34,979,459
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment		(3,611)	32,930	(6,100)	(979)
Unrealized gains on available-for-sale securities		—	45	11,391	1,828

Other comprehensive (loss) income, net of tax		(3,611)	32,975	5,291	849

Comprehensive income		3,521,557	6,653,293	10,396,569	1,668,764

Comprehensive loss attributable to noncontrolling interests		—	(19,314)	(65,584)	(10,527)

Comprehensive income attributable to Baidu, Inc.		3,521,557	6,672,607	10,462,153	1,679,291

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	3,525,168	6,620,318	10,391,278	1,667,915
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of fixed assets and computer parts	431,099	819,239	1,281,336	205,669
Loss (gain) on disposal of fixed assets	7,679	31	(2,783)	(447)
Amortization of intangible assets	10,252	65,673	234,001	37,560
Deferred income tax, net	(74,374)	(64,701)	(59,030)	(9,475)
Share-based compensation	93,736	152,028	212,309	34,078
(Reversal of) provision for doubtful accounts	(6,940)	3,500	(847)	(136)
Investment income	(41,193)	(200,209)	(745,526)	(119,665)
Net gain from step-acquisition and settlement of pre-existing relationship (Note3)	—	—	(486,339)	(78,063)
Impairment on long-term investments	—	47,886	169,180	27,155
Loss from equity method investments	8,965	179,408	294,229	47,227
Gain on disposal of a subsidiary	—	—	(15,238)	(2,446)
Other noncash income	—	(36,813)	(57,544)	(9,236)
Changes in operating assets and liabilities, net of effects of acquisition:
Restricted cash	(18,765)	(156,219)	85,429	13,712
Accounts receivable	(128,307)	(282,467)	(338,602)	(54,349)
Other assets	(28,560)	(211,719)	(10,664)	(1,710)
Amounts due from related parties	(98,660)	(151,068)	(794,508)	(127,527)
Customer advances and deposits	421,516	519,716	489,769	78,613
Accounts payable and accrued liabilities	431,168	817,649	778,003	124,878
Deferred revenue	66,997	(46,327)	31,416	5,043
Deferred income	5,000	49,721	199,785	32,068
Amounts due to related parties	95,700	53,173	340,340	54,628

Net cash generated from operating activities	4,700,481	8,178,819	11,995,994	1,925,492

Cash flows from investing activities:
Acquisition of fixed assets	(895,309)	(1,762,114)	(2,310,860)	(370,919)
Acquisition of computer parts	(68,179)	(104,064)	(28,901)	(4,639)
Disposal of fixed assets	—	2,461	6,785	1,089
Acquisition of businesses, net of cash acquired	—	(1,945,870)	(820,526)	(131,704)
Acquisition of intangible assets	(2,452)	(433,591)	(190,303)	(30,546)
Capitalization of software costs	(10,179)	(42,687)	(36,315)	(5,829)
Purchases of short-term investments	(2,620,265)	(10,972,774)	(32,642,517)	(5,239,485)
Sales and maturities of short-term investments	2,661,794	1,484,968	22,829,412	3,664,373
Purchases of long-term investments	(282,932)	(488,905)	(558,666)	(89,672)
Proceeds from disposal of long-term investments	—	12,047	—	—
Cash distribution of long-term investments	—	—	2,811	451
Payments to acquire a subsidiary’s shares from noncontrolling interests	—	—	(1,020)	(164)

Net cash used in investing activities	(1,217,522)	(14,250,529)	(13,750,100)	(2,207,045)

BAIDU, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from issuance of a subsidiary’s shares	—	43,970	100,460	16,125
Proceeds from short-term loans	—	125,878	—	—
Repayment of short-term loans	—	—	(124,602)	(20,000)
Proceeds from long-term loans	86,000	2,232,778	355,499	57,062
Repayment of long-term loans	—	—	(140,000)	(22,472)
Proceeds from issuance of notes payable	—	—	9,297,678	1,492,380
Payment of capital lease obligation	—	—	(27,124)	(4,354)
Proceeds from exercise of share options	38,751	23,184	56,974	9,145

Net cash generated from financing activities	124,751	2,425,810	9,518,885	1,527,886

Effect of exchange rate changes on cash and cash equivalents	(6,110)	(8,594)	(11,629)	(1,867)

Net increase (decrease) in cash and cash equivalents	3,601,600	(3,654,494)	7,753,150	1,244,466

Cash and cash equivalents at beginning of the year	4,180,376	7,781,976	4,127,482	662,507

Cash and cash equivalents at end of the year	7,781,976	4,127,482	11,880,632	1,906,973

Supplemental disclosures:
Interest paid	709	17,521	38,027	6,104
Income taxes paid	436,632	1,165,218	1,641,853	263,536

Non-cash investing and financing activities:
Capital lease obligation	—	47,885	56,220	9,024
Acquisition of fixed assets included in accounts payable and accrued liabilities	248,540	245,794	332,473	53,366
Acquisition of other non-current assets included in accounts payable and accrued liabilities	29,130	30,938	39,165	6,286
Non-cash acquisitions of investments	3,982	194,286	705,281	113,205
Non-cash acquisitions of subsidiaries	—	—	338,447	54,324

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares)

	Attributable to Baidu, Inc.
	Ordinary shares
	Number of shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Noncontrolling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2009	34,753,292	15	1,426,070	3,440,529	(113,513)	—	4,753,101
Net income	—	—	—	3,525,168	—	—	3,525,168
Other comprehensive income	—	—	254	—	(3,865)	—	(3,611)
Exercise of share-based awards	96,380	—	36,819	—	—	—	36,819
Share-based compensation	—	—	94,115	—	—	—	94,115
Balances at December 31, 2010	34,849,672	15	1,557,258	6,965,697	(117,378)	—	8,405,592

Net income	—	—	—	6,638,637	—	(8,035)	6,630,602
Other comprehensive income	—	—	—	—	32,975	—	32,975
Exercise of share-based awards	64,445	—	25,553	—	—	—	25,553
Share-based compensation	—	—	148,575	—	—	—	148,575
Business combination			—	—	—	104,832	104,832
Equity issuance of subsidiaries	—	—	40,384	—	—	1,022	41,406
Balances at December 31, 2011	34,914,117	15	1,771,770	13,604,334	(84,403)	97,819	15,389,535

Net income	—	—	—	10,456,028	—	(8,946)	10,447,082
Other comprehensive income	—	—	—	—	6,125	(144)	5,981
Business combination	—	—	—	—	—	32,507	32,507
Change of a subsidiary’s noncontrolling interests	—	—	—	—	—	(1,259)	(1,259)
Acquisition of a subsidiary’s shares from noncontrolling interests	—	—	(1,499)	—	—	478	(1,021)
Disposal of a subsidiary	—	—	—	—	—	5,253	5,253
Accretion of redeemable noncontrolling interests	—	—	—	(22,143)	—	—	(22,143)
Exercise of share-based awards	51,593	—	54,171	—	—	—	54,171
Share-based compensation	—	—	196,360	—	—	905	197,265
Equity issuance of subsidiaries	—	—	74,471	—	—	—	74,471

Balances at December 31, 2012	34,965,710	15	2,095,273	24,038,219	(78,278)	126,613	26,181,842

Balances at December 31, 2012, in US$		2	336,315	3,858,400	(12,564)	20,323	4,202,476

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS

Baidu, Inc. (“Baidu” or the “Company”) was incorporated under the laws of the Cayman Islands on January 18, 2000.

As of December 31, 2012, the Company has wholly-owned and majority-owned subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Hong Kong, Japan, the United States of America (“USA”), Cayman Islands and British Virgin Islands.

As of December 31, 2012, the Company also effectively controls a number of variable interest entities (“VIE”) through the Primary Beneficiaries, as defined below. The VIEs include:

•

Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”), controlled through Baidu Online Network Technology (Beijing) Co., Ltd. (“Baidu Online”), one of the Company’s wholly-owned subsidiaries;

•	Beijing Perusal Technology Co., Ltd. (“Beijing Perusal”) , controlled through Baidu Online;

•	Beijing BaiduPay Science and Technology Co., Ltd. (“BaiduPay”) , controlled through Baidu Online;

•	Baidu HR Consulting (Shanghai) Co., Ltd. (“Baidu HR”) , controlled through Baidu Online; and

•	Other VIEs controlled through Primary Beneficiaries other than Baidu Online.

The Company, its wholly-owned and majority-owned subsidiaries, VIEs and wholly-owned subsidiaries of the VIEs are hereinafter collectively referred to as the “Group.” The Group offers Internet search solutions and online marketing solutions, operates an online payment platform which enables customers to make payments online, develops and markets scalable web application software and provides related services, conducts online advertising business in connection with online video contents broadcasting, as well as provides human resource related services including employment agency services. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned and majority-owned subsidiaries and VIEs in the PRC.

PRC laws and regulations prohibit or restrict foreign ownership of internet content, advertising, audio and video services and employment agency businesses. To comply with these foreign ownership restrictions, the Group operates its websites and primarily provides services subject to such restriction in the PRC through the VIEs, the PRC legal entities that were established by the individuals authorized by the Group. The paid-in capital of the VIEs was mainly funded by the Group through loans extended to the authorized individuals, who were the shareholders of the VIEs then. The Group has entered into certain exclusive agreements with the VIEs through Baidu Online and certain other subsidiaries (collectively the “Primary Beneficiaries”), which obligate the Primary Beneficiaries to absorb a majority of the risk of loss from the VIEs’ activities and entitle the Primary Beneficiaries to receive a majority of their residual returns. In addition, the Group has entered into certain agreements with the shareholders of the VIEs through the Primary Beneficiaries, including loan agreements for the paid-in capital of the VIEs, proxy agreements or power of attorney to direct the activities that most significantly affect the economic performance of the VIEs, option agreements to acquire the equity interests in the VIEs when permitted by the PRC laws, and share pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Primary Beneficiaries and the VIEs through the aforementioned agreements with the shareholders of the VIEs. The shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Primary Beneficiaries. In addition, through the other exclusive agreements, which

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

consist of operating agreements, technology consulting and services agreements and license agreements, the Primary Beneficiaries demonstrate their ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of the VIEs. The VIEs are subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, the Company consolidates the VIEs as required by SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) subtopic 810-10 (“ASC 810-10”), Consolidation: Overall, because the Company holds all the variable interests of the VIEs through the Primary Beneficiaries.

The principal terms of the agreements entered into between Primary Beneficiaries, VIEs and their respective shareholders are further described below:

Loan Agreements

Pursuant to loan agreements amongst the shareholders of Baidu Netcom and Baidu Online, Baidu Online provided interest-free loans with an aggregate amount of RMB100.0 million to the shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with the proceeds from sale of the shareholders’ equity interest in Baidu Netcom to Baidu Online or its designated person. The terms of the loan agreements will expire on April 26, 2014 at the earliest and can be extended with the written consent of both parties before its expiration.

Each of the loan agreements amongst Baidu Online and the respective shareholders of Beijing Perusal, BaiduPay and Baidu HR contains the same terms as those described above, except that the amount of the loans extended to the respective shareholders is RMB10.0 million, RMB9.0 million, and RMB50.0 million, respectively. The term of the loan agreements will expire on January 15, 2022, April 22, 2022, and December 27, 2020, respectively, and can be extended with the written consent of both parties before its expiration.

Exclusive Equity Purchase and Transfer Option Agreement

Pursuant to the exclusive equity purchase option agreement amongst the shareholders of Baidu Netcom, Baidu Netcom and Baidu Online, the shareholders of Baidu Netcom irrevocably granted Baidu Online or its designated person(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. The shareholders should remit to Baidu Online any amount that is paid by Baidu Online or its designated person(s) in connection with the purchased equity interest. Baidu Online or its designated person(s) have sole discretion to decide when to exercise the option, whether in part or in full. Any and all dividends and other capital distributions from Baidu Netcom to its shareholders should be paid to Baidu Online in full amount. Baidu Online would provide unlimited financial support to Baidu Netcom, if in the normal operation of business, Baidu Netcom would become in need of any form of reasonable financial support. If Baidu Netcom were to incur any loss and as a result cannot repay any loans from Baidu Online, Baidu Online should unconditionally forgive any such loans to Baidu Netcom given that Baidu Netcom provides sufficient proof for its loss and incapacity to repay. The agreement will terminate when the shareholders of Baidu Netcom have transferred all their equity interests in Baidu Netcom to Baidu Online or its designated person(s) or upon expiration of the term of business of Baidu Online or Baidu Netcom.

Each of the exclusive equity purchase option agreements amongst Baidu Online and Beijing Perusal, BaiduPay and Baidu HR and their respective shareholders contains the same terms as those described above.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

Each of the agreements will terminate upon the shareholders of Beijing Perusal, BaiduPay or Baidu HR have transferred all their equity interests in Beijing Perusal, BaiduPay or Baidu HR, as the case may be, to Baidu Online or its designated person(s) or upon expiration of the term of business of Baidu Online or Beijing Perusal, BaiduPay or Baidu HR.

Proxy Agreement/Power of Attorney

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

Each of the proxy agreements amongst Baidu Online and the shareholders of Beijing Perusal, BaiduPay, and Baidu HR contains the same terms as those described above. Each of the proxy agreements will be in effect for an unlimited term unless terminated in writing by Baidu Online. Each of the powers of attorney will be in effect for as long as the shareholder of Beijing Perusal, BaiduPay or Baidu HR holds any equity interests in Beijing Perusal, BaiduPay or Baidu HR, as the case may be.

Operating Agreement

Pursuant to the operating agreement amongst Baidu Online, Baidu Netcom and the shareholders of Baidu Netcom, Baidu Online provides guidance and instructions on Baidu Netcom’s daily operations and financial affairs. Baidu Online has the right to appoint senior executives of Baidu Netcom. The shareholders of Baidu Netcom must appoint the candidates recommended by Baidu Online as their representatives on Baidu Netcom’s board of directors. In addition, Baidu Online agrees to guarantee Baidu Netcom’s performance under any agreements or arrangements relating to Baidu Netcom’s business arrangements with any third party. Baidu Netcom, in return, agrees to pledge its accounts receivable and all of its assets to Baidu Online. Moreover, Baidu Netcom agrees that without the prior consent of Baidu Online, Baidu Netcom will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Baidu Netcom, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any agreements relating to its business operation to any third party. The agreement will be in effect for an unlimited term, until the term of business of Baidu Online or Baidu Netcom expires and is denied extension by the relevant approval authorities.

Each of the operating agreements amongst Baidu Online and Beijing Perusal, BaiduPay, and Baidu HR and their respective shareholders contains the same terms as those described above. Each of the agreements will be in effect for an unlimited term, until the term of business of Baidu Online or Beijing Perusal, BaiduPay or Baidu HR expires and is denied extension by the relevant approval authorities.

Exclusive Technology Consulting and Services Agreement

Pursuant to the exclusive technology consulting and services agreement between Baidu Online and Baidu Netcom, Baidu Online has the exclusive right to provide to Baidu Netcom technology consulting and services related to, among other things, the maintenance of servers, software development, design of

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

advertisements, and e-commerce technical services. Baidu Online owns the intellectual property rights resulting from the performance of this agreement. Baidu Netcom pays a monthly service fee to Baidu Online based upon a pre-agreed formula as defined in the agreement. Baidu Online has the right to adjust the service fees at its sole discretion without the consent of Baidu Netcom. The agreement will be in effect for an unlimited term, until the term of business of one party expires and is denied extension by the relevant approval authorities.

Each of the exclusive technology consulting and services agreements between Baidu Online and Beijing Perusal, BaiduPay, and Baidu HR contains the same terms as those described above, except for the formula calculating the service fees. Baidu Netcom and Beijing Perusal should pay Baidu Online a monthly service fee equal to the product of the standard monthly fee for page view per thousand times multiplied by the actual times of page view for the month divided by 1,000; Baidu HR should pay its entire net income as technology consulting and service fee to Baidu Online; and the agreement between Baidu Online and BaiduPay does not provide a formula to calculate the quarterly fee, as BaiduPay has yet to achieve profitability. Each of the agreements will be in effect for an unlimited term, until the term of business of one party expires and is denied extension by the relevant approval authorities.

License Agreements

Baidu Online and Baidu Netcom entered into a software license agreement, a trademark license agreement, a domain name license agreement and a web layout copyright license agreement (collectively, the “License Agreements”). Pursuant to the License Agreements between Baidu Online and Baidu Netcom, Baidu Online has granted to Baidu Netcom the right to use (including but not limited to) a software license, a webpage copyright license, a trademark license and a domain name license. Baidu Netcom may only use the licenses in their own business operations. Baidu Online has the right to adjust the service fees at its sole discretion. The original term of the software license agreement expired in March 2010 and was renewed on March 11, 2010. The renewed agreement will expire on March 10, 2015. The software license agreement may be extended by both parties in writing upon the expiration. The original term of the trademark license agreement, domain name license agreement and web layout copyright license agreement expired on March 1, 2009 and was renewed then. The renewed term will expire on February 28, 2014. As Baidu Online finished transferring the relevant domain names to Baidu Netcom, the domain name license agreement was terminated in 2012.

Baidu Online entered into a trademark license agreement, a domain name license agreement and a web layout copyright license agreement with both Beijing Perusal and BaiduPay. Each of the license agreements between Baidu Online and Beijing Perusal and between Baidu Online and BaiduPay contains the same terms as those described above. The term of each agreement is 5 years from the execution date of the agreement on June 23, 2006 and February 28, 2008, respectively, and would be extended for one year automatically at its expiration unless Baidu Online provides written notice not to extend the agreements prior to their expiration. The agreements that were originally executed on June 23, 2006 were automatically extended and will expire on June 22, 2013. As Baidu Online finished transferring the relevant domain names to Beijing Perusal and BaiduPay, each of the domain name license agreements was terminated in 2012.

Baidu Online and Baidu HR have not entered into any license agreements as of December 31, 2012.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

Equity Pledge Agreement

Pursuant to the equity pledge agreement between Baidu Online and the shareholders of Baidu Netcom, the shareholders of Baidu Netcom pledged all of their equity interests in Baidu Netcom to Baidu Online to guarantee their obligations under the loan agreement and Baidu Netcom’s performance of its obligations under the exclusive technology consulting and services agreement. If Baidu Netcom or its shareholders breach their respective contractual obligations, Baidu Online, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of Baidu Netcom agreed not to dispose of the pledged equity interests or take any actions that would prejudice Baidu Online’s interest. The equity pledge agreement will expire two years after expiration of the term or the fulfillment by Baidu Netcom and its shareholders of their respective obligations under the exclusive technology consulting and services agreement and the loan agreement.

Each of the equity pledge agreements amongst Baidu Online and the respective shareholders of Beijing Perusal, BaiduPay, and Baidu HR contains the same terms, including term period, as those described above. Each equity pledge is perfected by registration with relevant local administration for industry and commerce which is required for a property right under the PRC Property Rights Law.

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

In the opinion of the Company’s legal counsel, (i) the ownership structure of the Company and its VIEs is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability, through the Primary Beneficiaries, to enforce its rights under these contractual arrangements. Furthermore, shareholders of the VIEs may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the aforementioned agreements.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, which may include but not be

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

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

The following tables set forth the assets, liabilities and results of operations of the VIEs and their subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive income:

	As of December 31,
	2011	2012
	RMB	RMB	US$
	(In thousands)
Total assets	1,808,784	2,785,190	447,054
current	1,008,640	1,269,283	203,734
non-current	800,144	1,515,907	243,320
Total liabilities	1,456,328	2,172,850	348,766
current	1,342,268	1,914,531	307,303
non-current	114,060	258,319	41,463

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(In thousands)
Total revenues	1,832,629	4,205,327	6,429,099	1,031,942
Net income	46,234	119,294	143,626	23,054

As of December 31, 2012, there was no pledge or collateralization of their assets. The amount of the net assets of VIEs, which are restricted under PRC laws and regulations (Note 16), was RMB612.34 million (US$98.29 million) as of December 31, 2012. The creditors of the VIEs’ liabilities do not have recourse to the general credit of the Primary Beneficiaries in normal course of business.

Basis of Accounting

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned and majority-owned subsidiaries, VIEs and subsidiaries of the VIEs. All inter-company transactions and balances between the Company, its wholly-owned and majority-owned subsidiaries, VIEs and subsidiaries of the VIEs are eliminated upon consolidation. The Company has included the results of operations of acquired businesses from the respective dates of acquisition.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the accounts receivable allowances, fair values of options to purchase the Company’s or its subsidiaries’ ordinary shares, fair values of certain equity investments, the purchase price allocation and fair value of noncontrolling interests with respect to business combinations, and deferred tax valuation allowance, among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Comparative Information

Certain items in the consolidated financial statements have been reclassified to conform to the current year’s presentation to facilitate comparison.

Currency Translation for Financial Statements Presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.2301 per US$1.00 on December 31, 2012, the last business day in fiscal year 2012, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Foreign Currency

The Company’s functional currency is the US$. The Company’s wholly-owned and majority-owned subsidiaries, VIEs and subsidiaries of the VIEs determine their functional currencies based on the criteria of ASC subtopic 830-10 (“ASC 830-10”), Foreign Currency Matters: Overall, and have determined their functional currency to be their respective local currency. The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate its operating results and financial position, respectively. Any translation gains (losses) are recorded in other comprehensive income (loss). Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings as a component of other income.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Business Combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC topic 805 (“ASC 805”): Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

In a business combination achieved in stages, the Company remeasures its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

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

Restricted Cash

Restricted cash consists of the cash reserved in an escrow account to pay for the remaining consideration in relation to the acquisition of Qunar Cayman Islands Limited (“Qunar”) (Note 3) and the cash balances deposited by users or customers of the Group that were held for designated purposes.

The cash balances deposited by users or customers of the Group are considered restricted because they cannot be used for the operations of the Group or any other purposes not designated by the users or customers. The deposited balance is included in the Group’s bank account until being used for the designated purpose or withdrawn by the users or customers.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

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

The Company maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends.

Investments

Short-Term Investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. The Company accounts for short-term investments in accordance with ASC subtopic 320-10 (“ASC 320-10”), Investments—Debt and Equity Securities: Overall. The Company classifies the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320-10. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320-10. When the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When the Company does not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, the Company must determine whether or not it will recover its amortized cost basis. If the Company concludes that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments (continued)

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale debt securities would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

Long-term Investments

The Company’s long-term investments consist of cost method investments, equity method investments and held-to-maturity investments with original maturities of greater than 12 months.

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceeds the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC subtopic 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall. Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Company will discontinue applying equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. Under the conditions that the Company is not required to advance additional funds to an investee and the equity-method investment in ordinary shares is reduced to zero, if further investments are made that have a higher liquidation preference than ordinary shares, the Company would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. The Company evaluates the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Long-term held-to-maturity investments are measured in the same manner as short-term held-to-maturity investments.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements of Financial Instruments

Financial instruments are in the form of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties and amounts due to related parties, long-term held-to-maturity investments, accounts payable and accrued liabilities, customer advances and deposits, long-term notes payable and short-term and long-term loans. The carrying amounts of these financial instruments except for long-term held-to-maturity investments, long-term notes payable and long-term loans, approximate fair value because of their generally short maturities. The carrying amount of long-term held-to-maturity investments and long-term loans approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities. Based on the quoted market price as of December 31, 2012, the fair value of the long-term notes payable is RMB9.42 billion (US$1.51 billion) (Note 21).

Research, Development and Computer Software

Capitalization of Software Developed for Internal Use

The Company has capitalized certain internal use software development costs in accordance with ASC subtopic 350-40 (“ASC 350-40”), Intangibles-Goodwill and Other: Internal-Use Software, amounting to RMB10.38 million, RMB44.26 million and RMB38.13 million (US$6.12 million) for the years ended December 31, 2010, 2011 and 2012, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly include payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are included in “intangible assets, net”. The amortization expense for capitalized software costs amounted to RMB8.86 million, RMB7.51 million and RMB19.72 million (US$3.17 million) for the years ended December 31, 2010, 2011 and 2012, respectively. The unamortized amount of capitalized internal use software development costs was RMB52.04 million and RMB70.45 million (US$11.31 million) as of December 31, 2011 and 2012, respectively.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs. The Company has expensed substantially all development costs incurred in the research and development of new products and new functionality added to the existing products, except for certain internal-use software.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

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

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in earnings.

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

Prior to 2011, the Company had one reporting unit because no discrete financial information was available below the consolidation level. Subsequent to the acquisitions in 2011 and thereafter, there were segment managers who regularly review operating results of certain acquired entities and the rest of the Group, which constitute two and three separate reporting units as of December 31, 2011 and 2012, respectively.

Goodwill was tested for impairment in the annual impairment tests on December 31 in each year using the two-step process required by ASC 350-20. First, the Company reviewed the carrying amount of the reporting unit compared to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill and Intangible Assets (Continued)

of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. That is, the Company would then prepare the discounted cash flow analyses. Such analyses are based on cash flow assumptions that are consistent with the plans and estimates being used to manage the business. An excess of carrying value compared to fair value would indicate that goodwill may be impaired. Finally, if the Company determined that goodwill may be impaired, the implied fair value of the goodwill, as defined by ASC 350-20, would be compared to its carrying amount to determine the impairment loss, if any. The Company early adopted ASU No. 2011-08, Intangibles—Goodwill and Other, in 2011, pursuant to which the Company can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary.

In 2012, the Company elected to assess goodwill for impairment at the two reporting units, representing entities acquired in 2011 and 2012 using the two-step process. The fair value of these two reporting units exceeded their respective carrying amount, and therefore goodwill related to these two reporting units were not impaired and the Company was not required to perform further testing. The Company performed a qualitative assessment for the remaining reporting unit. Based on the requirements of ASU No. 2011-08, the Company evaluated all relevant factors, weighed all factors in their totality and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the third reporting unit, and further impairment testing on goodwill was unnecessary as of December 31, 2012.

Intangible Assets

Intangible assets with finite lives are carried at cost less accumulated amortization. Land use rights are amortized using a straight-line method over the shorter of their estimated economic lives or the terms of related land use right contracts. Licensed copyrights of video contents are amortized using an accelerated method, which results in a pattern of amortization that is more reflective of the consumption of the assets. All other intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives.

Intangible assets have weighted average economic lives from the date of purchase as follows:

Land use rights	- 50 years
Customer relationships	- 8.2 years
Software	- 3.6 years
Trademarks	- 10 years
User list	- 3.0 years
Licensed copyrights of video contents	- 2.4 years
Others	- 9.6 years
Total	- 12.7 years

Intangible assets with an indefinite useful life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of Long-Lived Assets Other Than Goodwill

The Company evaluates long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10 (“ASC 360-10”), Property, Plant and Equipment: Overall. When such events occur, the Company assesses the recoverability of the assets group based on the undiscounted future cash flow the assets group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the assets group plus net proceeds expected from disposition of the assets group, if any, is less than the carrying value of the assets group. If the Company identifies an impairment, the Company reduces the carrying amount of the assets group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheets.

Revenue Recognition

The Company recognizes revenue based on the following principles:

(1) Auction-based pay-for-performance service

The Company’s auction-based pay-for-performance (“P4P”) platform enables a customer to place its website link and related description on the Company’s search result list. Customers make bids on keywords based on how much they are willing to pay for each click to their listings in the search results listed on the Company’s website and the relevance between the keywords and the customer’s businesses. Internet users’ search of the keyword will trigger the display of the listings. The ranking of the customer’s listing depends on both the bidding price and the listing’s relevance to the keyword searched. Customer pays the Company only when a user clicks on one of its website links. Other than the auction-based P4P platform, the Company has certain vertical P4P platforms from which it generates revenue through pre-determined prices per click. Revenue is recognized when a user clicks on one of the customer-sponsored website links, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC subtopic 605-10 (“ASC 605-10”), Revenue Recognition: Overall.

For certain P4P customers engaged through direct sales, the Company may provide certain value-added consultative support services to help its customers to better utilize its P4P online marketing system. Fees for such services are recognized as revenue on a pro-rata basis over the contracted service period.

(2) Other performance-based online marketing services

To the extent the Company provides online marketing services based on performance criteria other than click-throughs, such as the number of telephone calls brought to its customers, the number of users registered with its customers, the number of minimum click-throughs, and the number of successful reservation of hotels or issuance of air tickets, revenue is recognized when the specified performance criteria are met together with satisfaction of other applicable revenue recognition criteria as prescribed by ASC 605-10.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

(3) Time-based online advertising services

For time-based online advertising services such as text links, banners, or other forms of graphical advertisements, the Company recognizes revenue, in accordance with ASC 605-10, on a pro-rata basis over the contractual term commencing on the date the customer’s advertisement is displayed on a specified webpage. For certain time-based contractual agreements, the Company may also provide certain performance guarantees, in which cases revenue is recognized at the later of the completion of the time commitment or performance guarantee.

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

(5) Barter transactions

The Company engages in barter transactions from time to time and in such situations follows the guidance set forth in ASC subtopic 845-10 (“ASC 845-10”), Nonmonetary Transactions: Overall. While nonmonetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, the transaction is recognized based on the carrying value of the product or services provided. The amount of revenues recognized for barter transactions was insignificant for each of the years presented.

In certain instances, the Company is granted equity instruments in exchange for services. In accordance with ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity-based Payments to Non-Employees, if the Company provides services in exchange for equity instruments, the Company measures the fair value of those equity instruments for revenue recognition purposes as of the earlier of either of the following dates:

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

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

In accordance with ASU 2009-13, certain delivered items in multiple-element arrangements, which previously would not qualify for separate units of accounting due to the lack of VSOE or Third-Party Evidence (“TPE”) of selling price, are accounted for as separate units of accounting, to which the total consideration of the arrangements is allocated based on management’s best estimate of the selling price (“BESP”). The Company considers all reasonably available information in determining the BESP, including both market and entity-specific factors. The adoption of ASU 2009-13 did not have a material effect on the Company’s consolidated financial statements, as the pattern and timing of revenue recognition was not changed materially.

The Company delivers some of its online marketing services to end customers through engaging third-party distributors. In this context, the Company may provide cash incentives to distributors. The cash incentives are accounted for as reduction of revenue in accordance with ASC subtopic 605-50 (“ASC 605-50”), Revenue Recognition: Customer Payments and Incentives.

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

Cash received in advance from customers is recorded as customer advances and deposits. The unused cash balances remaining in the customers’ accounts are included as liabilities of the Company. Deferred revenue is recorded when services are provided before the other revenue recognition criteria set forth in ASC 605-10 are fulfilled.

The Company operates an online game platform, on which registered users could access games provided by online game developers. The rights and obligations of each party to the arrangement indicate that the Company is acting as an agent whereas the online game developer is the principal as a result of being the primary obligor in the arrangement. The Company recognizes the shared revenue, on a net basis, based on the ratios pre-determined with the online game developers when all the revenue recognition criteria set forth in ASC 605-10 are met, which is generally when the user purchases virtual currencies issued by the game developers through the Company’s payment channel. The amount of revenues recognized was insignificant in each of the years presented.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cost of Revenues

Cost of revenues consists primarily of sales taxes (including business tax and output value-added tax) and surcharges, traffic acquisition costs, bandwidth costs, depreciation, amortization of video content costs, payroll and related costs of operations.

The Company incurs sales taxes and surcharges in connection with the provision of online marketing services, technical and consultative service fees charged by its subsidiaries to VIEs and other taxable services in the PRC. In accordance with ASC subtopic 605-45 (“ASC 605-45”), Revenue Recognition: Principal Agent Considerations, the Company includes the sales tax and surcharges incurred on its online marketing revenues in cost of revenues. The sales tax and surcharges in cost of revenues for the years ended December 31, 2010, 2011 and 2012 were RMB504.85 million, RMB1.02 billion and RMB1.57 billion (US$0.25 billion), respectively. Traffic acquisition costs represent the amounts paid or payable to Baidu Union members who direct search queries to the Company’s websites or distribute the Company’s customers’ paid links through their properties. These payments are primarily based on revenue sharing arrangements under which the Company pays its Baidu Union members a percentage of the fees it earns from its online marketing customers.

Advertising Expenses

Advertising expenses, primarily advertisements through various forms of media, are included in “Selling, general and administrative expense” in the consolidated statements of comprehensive income and are expensed when incurred. Advertising expenses for the years ended December 31, 2010, 2011 and 2012 were RMB74.76 million, RMB157.10 million and RMB326.83 million (US$52.46 million), respectively.

Government Subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For the government subsidies with non-operating nature and with no further conditions to be met, the amounts are recorded as a non-operating income in “Other income, net” when received; whereas for the government subsidies with certain operating conditions, the amounts are recorded as liabilities when received and will be recorded as an operating income when the conditions are met.

Leases

Leases have been classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as capital leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Income Taxes

The Company recognizes income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. The Company records a valuation

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

allowance against the amount of deferred tax assets that it determines is not more-likely-than-not to be realized. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company applies the provisions of ASC subtopic 740-10 (“ASC 740-10”), Income Taxes: Overall, in accounting for uncertainty in income taxes. ASC 740-10 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2010, 2011 and 2012, no unrecognized tax benefits or interest and penalties associated with uncertainty in income taxes have been recognized.

Share-based Compensation

The Company accounts for share-based compensation in accordance with ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall. The Company has elected to recognize share-based compensation using the straight-line method for all share-based awards issued with no performance conditions. For awards with performance conditions, compensation cost is recognized on an accelerated basis if it is probable that the performance condition will be achieved.

Forfeitures have been estimated based on historical experience and are periodically reviewed. Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modification awards”). The compensation costs associated with the modification awards are recognized if either the original vesting condition or the new vesting condition has been achieved. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modification awards, the Company recognizes share-based compensation over the vesting periods of the new options, which comprises, (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (ii) any unrecognized compensation cost of original award, using either the original term or the new term, whichever results in higher expenses for each reporting period.

The Company accounts for share awards issued to non-employees in accordance with the provisions of ASC 505-50. Under ASC 505-50, the Company uses the Black-Scholes-Merton option pricing model method to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation. ASC 718-10 also requires share-based compensation to be presented in the same manner as cash compensation rather than as a separate line item.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings Per Share (“EPS”) (Continued)

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

The Company chooses to consider the impact of accretion of the redeemable noncontrolling interests in the calculation of income available to ordinary shareholders of the Company used in the earnings per share calculation, without adjusting net income attributable to the Company presented in the consolidated statements of comprehensive income.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. As of December 31, 2012, the Company has RMB32.88 billion (US$5.28 billion) in cash and cash equivalents, restricted cash and short-term investments, 72.98% and 27.02% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. The Company’s total cash and cash equivalents, restricted cash and short-term investments held at Bank of China and Morgan Stanley, the largest percentage held at one single PRC financial institution and international financial institution, represent 14.71% and 13.32% of the Company’s total cash and cash equivalents, restricted cash and short-term investments as of December 31, 2012, respectively.

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those faces a material credit crisis. The Company does not foresee substantial credit risk with respect to cash and cash equivalents, restricted cash and short-term investments held at the PRC state-owned banks. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to what was The Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Company selected reputable international financial institutions with high rating rates to place its foreign currencies. The Company regularly monitors the rating of the international financial institutions in case of any defaults. There has been no recent history of default in relation to these financial institutions.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Risks (Continued)

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

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and RMB, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, short-term investments and notes payable denominated in the US$. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. The depreciation of the US$ against RMB was approximately 1.01% in 2012. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in US$. As a result, an appreciation of RMB against the US$ would result in foreign currency translation losses when translating the net assets of the Company from the US$ into RMB.

The functional currency and the reporting currency of the subsidiaries in Japan are Japanese Yen (“JPY”) and RMB, respectively. During 2012, JPY depreciated by approximately 12.10% against RMB. The depreciation of JPY against RMB results in foreign currency translation loss when translating the net assets of the subsidiaries in Japan from JPY into RMB.

For the years ended December 31, 2010, 2011 and 2012, the net foreign currency translation gain or loss resulting from the translation from the respective functional currencies to the RMB reporting currency recorded in the Company’s accumulated other comprehensive loss was RMB3.87 million of loss, RMB32.93 million of gain and RMB5.27 million (US$0.85 million) of loss, respectively.

Derivative Instruments

ASC topic 815 (“ASC 815”), Derivatives and Hedging, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in earnings. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques. The fair value of the derivative instruments held by the Company was insignificant for any of the years presented.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

In July 2012, the FASB issued ASU No. 2012-02 (“ASU 2012-02”), Testing Indefinite-Lived Intangible Assets for Impairment, which is intended to reduce the cost and complexity of performing the impairment test for indefinite-lived intangible assets other than goodwill by providing entities an option to perform a qualitative assessment to determine whether further quantitative impairment testing is necessary. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that an indefinite lived intangible asset is impaired, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company early adopted ASU 2012-02 in the third quarter of 2012 and elected to perform a qualitative assessment on certain indefinite-lived intangible assets to determine whether further impairment testing was necessary. The adoption of ASU 2012-02 did not have a material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02 (“ASU 2013-02”), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which is intended to improve the reporting of reclassifications out of accumulated other comprehensive income. It does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012, with early adoption permitted. The Company will adopt ASU 2013-02 beginning January 1, 2013 and does not expect the adoption to have a material impact on its consolidated financial statements.

3.	BUSINESS COMBINATIONS

Business combinations in 2012:

During the year ended December 31, 2012, the Company completed several business combinations, which the Company expects to complement its existing business and achieve significant synergies. The acquired entities were considered immaterial, both individually and in aggregate. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective date of acquisition.

The Company has completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed and the fair value of noncontrolling interests, resulting from which the amount of goodwill was determined and recognized as of the acquisition date. The following table summarizes the estimated aggregate fair values of the assets acquired, liabilities assumed and the noncontrolling interests as of the respective date of acquisition:

	RMB	US$
	(In thousands)
Purchase consideration	1,190,717	191,123
Net assets acquired, excluding intangible assets and the related deferred tax liabilities	91,095	14,621
Intangible assets, net	664,380	106,640
Deferred tax liabilities, noncurrent	(72,222)	(11,592)
Noncontrolling interests	(32,507)	(5,218)
Redeemable noncontrolling interests	(100,101)	(16,067)
Pre-existing equity method investments	(817,951)	(131,290)
Goodwill	1,458,023	234,029

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

3.	BUSINESS COMBINATIONS (CONTINUED)

Business combinations in 2012: (Continued)

The aggregate purchase price allocation included the acquisitions of Qiyi.com, Inc. (“Qiyi”) and certain other acquirees, which were all equity method investees of the Company prior to their respective acquisitions. The Company applied the equity method of accounting by recognizing its share of the profit or loss in these equity method investees up to their respective date of acquisition.

In November 2012, the Company purchased all of the series A and series B preferred shares of Qiyi held by Providence Equity Partners, obtaining the controlling financial interests in Qiyi. The contingent consideration related to the acquisition of Qiyi, which would be paid upon a change in control of Qiyi, was fair valued at nil because of the remote probability of the occurrence of the contingent event.

The acquisition-date fair value of the equity interest in these equity method investees held immediately before the respective acquisition date amounted to RMB817.95 million (US$131.29 million). The net gain arising from the re-measurement of the existing equity method investment in these investees and the settlement of the pre-existing contractual relationship relating to the equity method investments amounted to RMB486.34 million (US$78.06 million) and was included in “Other income, net” in the consolidated statements of comprehensive income. Out of the total purchase consideration, RMB338.45 million (US$54.32 million) represented the effective settlement of the pre-existing relationship from the prior equity method investees, and the remaining was paid in cash.

The valuations used in the purchase price allocation described above were determined by the Company with the assistance of independent third party valuation firms. The valuation reports considered generally accepted valuation methodologies such as the income, market and cost approaches. As the acquirees are all private companies, the fair value estimates of pre-existing equity method investments or noncontrolling interests are based on significant inputs that market participants would consider, which mainly include (a) discount rates, (b) a projected terminal values based on EBITDA, (c) financial multiples of companies in the same industries and (d) adjustments for lack of control or lack of marketability.

Goodwill, which is not tax deductible, is primarily attributable to the synergies expected to be achieved from the acquisitions.

Neither the results of operations since the acquisition dates nor pro forma results of operations of the acquirees were presented because the effects of these business combinations, individually and in the aggregate, were not material to the Company’s consolidated results of operations.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

3.	BUSINESS COMBINATIONS (CONTINUED)

Business combinations in 2011: (Continued)

reserved and included in restricted cash and will be used to pay for the liabilities or the indemnifiable loss, if any, in 18 months from the acquisition date, after which period any remaining amount will be released and transferred to Qunar’s original selling shareholders.

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

RMB
(in thousands)
Purchase consideration	1,939,569
Net assets acquired, excluding intangible assets and the related deferred tax liabilities	115,515
Intangible assets, net	711,570
Deferred tax liabilities, noncurrent	(136,856)
Noncontrolling interests	(102,922)
Redeemable noncontrolling interests	(942,004)
Goodwill	2,294,266

The valuations used in the purchase price allocation described above were determined by the Company with the assistance of an independent third party valuation firm. The valuation report utilizes and considers generally accepted valuation methodologies such as the income, market and cost approaches.

The redeemable noncontrolling interests were initially recorded at fair value on the acquisition date in accordance with ASC 805-20-30-7, which approximated the fixed redemption amount because the noncontrolling interests were immediately redeemable and the redemption amount to be paid to the holders of noncontrolling interests as of the acquisition date is expected to represent the fair value of the noncontrolling interests. The fair value of the redeemable noncontrolling interests is estimated using the income approach. As Qunar is a private company, the fair value measurement is based on significant inputs that are not observable in the market. The fair value estimates are based on significant inputs that market participants would consider when estimating equity fair value of the same industry, which include (a) a discount rate, (b) a projected terminal value based on EBITDA, (c) financial multiples of companies in the same industry as Qunar and (d) adjustments for lack of control or lack of marketability. The adjustment of accreting the carrying amount of the noncontrolling interests to the fixed redemption amount is recorded at each reporting date.

Other acquisitions

The Company also completed other acquisitions during 2011, including an acquisition of a subsidiary and acquisitions of groups of operating assets, each of which met the definition of a business combination in accordance with ASC subtopic 805-10 (“ASC 805-10”), Business Combinations: Overall. These acquisitions were insignificant both individually and in aggregate.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

4.	INVESTMENTS

Short-term investments

As of December 31, 2012, all of the held-to-maturity securities were time deposits in commercial banks with a maturity of less than one year. The available-for-sale securities are debt securities with a maturity of less than one year purchased from commercial banks and other financial institutions.

During the years ended December 31, 2010, 2011 and 2012, the Company recorded interest income, including short-term investment gains, of RMB37.21 million, RMB149.35 million and RMB726.40 million (US$116.60 million) in the consolidated statements of comprehensive income, respectively.

Long-term investments

The Company’s long-term investments consist of cost method investments, equity method investments and held-to-maturity securities with maturities of greater than 12 months.

Cost method investments

The carrying amount of Company’s cost method investments was RMB389.63 million and RMB269.42 million (US$43.24 million) as of December 31, 2011 and 2012, respectively. The decrease is primarily due to the impairment provision made to certain investments.

Equity method investments

As of December 31, 2012, the Company, through Baidu Holdings Limited (“Baidu Holdings”), holds 100% of the ordinary shares of Youa.com, Inc. (“Youa”). The Company has three out of the total seven seats on the board of directors of Youa and accounted for the investment in Youa under the equity method due to the lack of control of its board of directors and certain substantive participating rights provided to the convertible redeemable preferred shares holders.

As of December 31, 2012, the Company also holds equity investments in the following investees through its subsidiaries or VIEs, all of which were accounted for under the equity method:

Investee	Percentage of ownership of common stock
Beijing Paibo Times Technology Co., Ltd.	32.56%
Chongqing Rongdu Technology Co., Ltd.	40.00%
Henan Feidian Network Technology Co., Ltd.	40.00%
OPDA Appublish Co., Ltd.	15.33%

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

4.	INVESTMENTS (CONTINUED)

Long-term investments (Continued)

The total impairment charges on long-term investments were nil, RMB47.89 million and RMB169.18 million (US$27.16 million) for the years ended December 31, 2010, 2011 and 2012, respectively.

Investments classified as held-to-maturity securities and available-for-sale securities as of December 31, 2011 and 2012 were as follows:

	As of December 31, 2011
	Amortized cost	Gross un- recognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Fair value
	RMB	RMB	RMB	RMB	RMB
	(In thousands)
Short-term investments:
Held-to-maturity securities
Fixed-rate investments	9,848,848	10,504	(25,077)		9,834,275
Adjustable-rate investments	100,048	—	(21)		100,027
Available-for-sale securities
Adjustable-rate investments	102,637			45	102,682

	As of December 31, 2012
	Amortized cost	Gross un- recognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Fair value	Fair value
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Short-term investments:
Held-to-maturity securities
Fixed-rate investments	17,072,751	30,886	(17,385)		17,086,252	2,742,533
Available-for-sale securities
Fixed-rate investments	3,500,945			13,454	3,514,399	564,100
Adjustable-rate investments	17,073			—	17,073	2,740
Long-term investments:
Fixed-rate held-to-maturity investments	513,728	886	—		514,614	82,601

Held-to-maturity securities are stated at amortized cost. The long-term held-to-maturity investments will mature between May 2014 and August 2014 in accordance with their contractual terms. The methodology used in the determination of fair values for held-to-maturity securities and available-for-sale securities were summarized in Note 21.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

5.	ACCOUNTS RECEIVABLE

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
	(In thousands)
Accounts receivable	605,364	1,259,251	202,124
Allowance for doubtful accounts	(5,806)	(5,768)	(926)

	599,558	1,253,483	201,198

The movements in the allowance for doubtful accounts were as follows:

	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(In thousands)
Balance as of January 1	9,015	2,223	5,806	932
Amounts (credited against) charged to costs and expenses	(6,792)	3,583	(38)	(6)

Balance as of December 31	2,223	5,806	5,768	926

6.	OTHER ASSETS, CURRENT

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
	(In thousands)
Prepaid expenses	31,838	143,180	22,982
Advances to suppliers	24,452	107,024	17,179
Receivables from financial institutions	200,494	—	—
Others	58,228	130,203	20,898

	315,012	380,407	61,059

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

7.	FIXED ASSETS

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
	(In thousands)
Computer equipment	3,450,160	4,973,104	798,238
Office building	393,865	911,482	146,303
Office building related facility, machinery and equipment	137,209	156,240	25,078
Vehicles	6,943	7,519	1,207
Office equipment	177,509	212,368	34,087
Leasehold improvements	178,932	193,751	31,099
Construction in progress	2,982	148,717	23,871

	4,347,600	6,603,181	1,059,883
Accumulated depreciation	(1,653,600)	(2,715,304)	(435,836)

	2,694,000	3,887,877	624,047

The Company obtained certain computer servers and equipment by entering into capital leases. The gross amount and the accumulated depreciation of these servers and equipment are RMB47.89 million and RMB1.33 million, respectively, as of December 31, 2011 and RMB104.11 million (US$16.71 million) and RMB23.54 million (US$3.78 million), respectively, as of December 31, 2012. Future minimum lease payments of RMB83.51 million are payable in the amount of RMB36.79 million, RMB32.67 million, RMB13.91 million, RMB0.10 million and RMB0.04 million in 2013, 2014, 2015, 2016 and 2017, respectively.

Depreciation expense of the fixed assets, including assets under capital leases, was RMB380.89 million, RMB747.74 million and RMB1.20 billion (US$192.39 million) for the years ended December 31, 2010, 2011 and 2012, respectively.

8.	GOODWILL AND INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill are as follows:

	2011	2012	2012
	RMB	RMB	US$
	(In thousands)
Balance as of January 1	63,686	2,419,542	388,363
Goodwill acquired	2,468,874	1,458,023	234,029
Impairment losses	(113,011)	—	—
Foreign currency translation adjustment	(7)	(1)	—

Balance as of December 31	2,419,542	3,877,564	622,392

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

8.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Intangible assets

Finite-lived intangible assets

	As of December 31, 2011
	Gross carrying value	Accumulated amortization	Impairment loss	Net carrying value
	RMB	RMB	RMB	RMB
	(In thousands)
Land use right	223,309	(11,252)	—	212,057
Customer relationships	254,169	(40,168)	(1,031)	212,970
Software	132,414	(45,288)	(3,424)	83,702
Trademarks	320,527	(14,567)	—	305,960
User list	158,070	(23,418)	—	134,652
Others	37,183	(19,097)	(1,085)	17,001

	1,125,672	(153,790)	(5,540)	966,342

	As of December 31, 2012
	Gross carrying value	Accumulated amortization	Impairment loss	Net carrying value	Net carrying value
	RMB	RMB	RMB	RMB	US$
	(In thousands)
Land use right	298,600	(16,498)	—	282,102	45,281
Customer relationships	307,104	(64,420)	—	242,684	38,953
Software	215,195	(75,131)	(2,347)	137,717	22,105
Trademarks	320,527	(46,639)	—	273,888	43,962
User list	233,570	(78,205)	—	155,365	24,938
Licensed copyrights of video contents	411,666	(79,842)	—	331,824	53,261
Others	181,250	(27,575)	—	153,675	24,667

	1,967,912	(388,310)	(2,347)	1,577,255	253,167

Amortization expense of intangible assets for the years ended December 31, 2010, 2011 and 2012 was RMB10.25 million, RMB65.67 million and RMB234.00 million (US$37.56 million), respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of next five years is as follows:

	RMB	US$
	(In thousands)
For the years ending December 31,
2013	474,571	76,174
2014	244,701	39,277
2015	121,525	19,506
2016	84,749	13,603
2017	79,185	12,710

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

8.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Intangible assets (Continued)

Indefinite-lived intangible assets

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
	(In thousands)
Domain names	9,360	9,360	1,502
Trademarks	3,550	1,050	169
License	2,000	—	—

	14,910	10,410	1,671
Impairment loss	(2,500)	—	—

	12,410	10,410	1,671

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
	(In thousands)
Accrued payroll and welfare	261,273	407,681	65,437
Accrued operating expenses	547,176	908,392	145,807
Tax payable	452,441	425,320	68,268
Interest payable	6,655	32,273	5,180
Distributors’ and customers’ deposits	61,589	78,131	12,541
Purchase of fixed assets	276,731	429,520	68,943
Traffic acquisition costs	208,980	366,993	58,906
Bandwidth costs	77,061	180,053	28,900
Content acquisition costs	36,643	236,232	37,918
Professional expenses	39,803	64,647	10,377
Deposits on online payment platform	37,067	132,320	21,239
Payable for business acquisitions	439,488	318,050	51,051
Others	100,538	227,224	36,472

	2,545,445	3,806,836	611,039

Payable for business acquisitions mainly represents the amount to be paid to the original shareholders of Qunar at the end of the escrow period of eighteen months after acquisition and considerations to be paid for other acquisitions based on their respective payment schedules.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

10.	LOANS PAYABLE

Short-term loans

On January 11, 2011, Baidu Holdings entered into a short-term loan arrangement with the Bank of China (Macau Branch) for the working capital of Baidu Japan and its subsidiaries in Japan and in the USA. The commitment of the loan amounts to RMB186.90 million (US$30 million), with a floating interest rate of LIBOR plus 1.5% per annum and a maturity term of twelve months. The total amount of RMB124.60 million (US$20 million) drawn down by Baidu Holdings has been fully repaid in cash upon maturity in January 2012.

Long-term loans

On October 27, 2010, Baidu Netcom borrowed a loan from the Export-Import Bank of China, which is due according to a quarterly installment schedule between July 30, 2012 and October 30, 2013. Baidu Netcom has the right to repay and may terminate the loan upon an advanced notice. The Company early repaid all the remaining loan balance in 2012, with no penalty incurred.

On July 19, 2011, the Company borrowed a two-year unsecured loan from Goldman Sachs Lending Partners LLC of RMB2.18 billion (US$350.00 million), at an annual interest rate of 1.30%. The loan was used to finance the acquisition of Qunar and is due on July 14, 2013.

On September 18, 2012, the Company entered into a loan agreement with Australia and New Zealand Banking Group Limited (Hong Kong Branch), pursuant to which the Company is committed to borrow an unsecured Australian Dollars (AU$) denominated loan with a floating interest rate. The loan commitment amounting to RMB679.86 million (AU$105 million) is intended for the general working capital of the Company and can be drawn down from time to time within two years. On October 17, 2012, the Company drew down RMB355.50 million (AU$55.00 million) with a term of two years under the loan commitment. In connection with the drawn down of the loan commitment, the Company entered into a currency swap agreement, pursuant to which the loan will be settled in a fixed US$ amount of US$56.76 million with a fixed annual interest rate of 2.75% during the term of the loan. The currency swap agreement met the definition of a derivative in accordance with ASC 815. The fair value of the derivative related to the currency swap agreement was insignificant for the year ended December 31, 2012.

The following table summarizes the aggregate required repayments of the principal amounts of the long-term borrowings, excluding the notes payable (Note 11), in the succeeding five years:

	RMB	US$
	(In thousands)
2013	2,180,535	350,000
2014	353,620	56,760
2015, 2016 and 2017	—	—

	2,534,155	406,760

11.	NOTES PAYABLE

On November 28, 2012, the Company issued and sold publicly two tranches of unsecured senior notes: (i) an aggregate principal amount of US$750 million which will mature on November 28, 2017 (the “2017 Notes”), and (ii) an aggregate principal amount of US$750 million which will mature on November 28, 2022 (the “2022 Notes”). The 2017 Notes and the 2022 Notes are collectively referred to as the “Notes”.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

11.	NOTES PAYABLE (CONTINUED)

The 2017 Notes bear interest at the rate of 2.25% per annum and the 2022 Notes bear interest at the rate of 3.50% per annum. Interests are payable semi-annually in arrears on and of each year, beginning on May 28, 2013. At maturity, the Notes are payable at their principal amount plus accrued and unpaid interest thereon.

The net proceeds from the Notes, after deducting offering expenses, were RMB9.30 billion (US$1.49 billion), which will be used for general corporate purposes.

The Notes do not contain any financial covenants or other significant restrictions. In addition, the Notes are unsecured and rank lower than any secured obligation of the Group and have the same liquidation priority as any other unsecured liabilities of the Group, but senior to those expressly subordinated obligations, if any. The Company may, at its discretion, redeem all or any portion of the Notes at any time, at the principal amount plus any unpaid interest. As of December 31, 2012, the Company does not intend to redeem any portion of the Notes prior to the stated maturity dates. The Company has the obligation to redeem the Notes if a change in control occurs as defined in the indenture of the Notes.

The Notes were issued at a discount amounting to RMB10.37 million (US$1.67 million). The issuance costs of RMB50.19 million (US$8.06 million) incurred at the time of the issuance of the Notes were capitalized. Both the discount and the issuance costs are amortized as interest expense using the effective interest rate method through the maturity dates of the Notes. The effective interest rate was 2.36% and 3.59% for the 2017 Notes and the 2022 Notes, respectively.

12.	INCOME TAXES

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and VIEs in the PRC. It also has intermediate holding companies in the British Virgin Islands (“BVI”) and Hong Kong. Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands and BVI withholding tax will be imposed. Under the Hong Kong tax laws, subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

Under the Enterprise Income Tax (“EIT”) Law, which has been effective since January 1, 2008, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays. Tax holidays mainly include preferential EIT rate for the PRC subsidiaries and VIEs which were recognized as a qualified “High and New Technology Enterprise” (“HNTE”) or “Software Enterprise”.

Baidu Online, recognized as a qualified “HNTE”, has enjoyed the preferential EIT rate of 15% since 2008. In April 2011, Baidu Online obtained the certificate of “Key Software Enterprise” for year 2010, which enabled Baidu Online to enjoy the preferential tax rate of 10% solely for year 2010. The Company recorded an income tax refund in connection with the over-paid provisional tax for year 2010 in the year ended December 31, 2011, during which the certificate was granted.

Baidu.com Times Technology (Beijing) Co., Ltd. (“Baidu Times”), a qualified “HNTE” since 2008, enjoyed 50% reduction on the EIT rate in 2010 and 2011, which was granted prior to the effectiveness of the current EIT Law.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

12.	INCOME TAXES (CONTINUED)

China (Continued)

Baidu (China) Co., Ltd. (“Baidu China”), recognized as a qualified “Software Enterprise” since 2006, enjoyed a 50% tax rate reduction for year 2010. In May 2012, Baidu China obtained the HNTE certificate and recorded an income tax refund in connection with the over-accrual of provisional tax amounting to the difference between the preferential EIT rate of 15% granted by the Shanghai Tax Bureau to Baidu China and the progressive EIT rates of 24% originally used in year 2011.

Baidu Netcom, recognized as an HNTE, is entitled to the preferential EIT rate of 15% for years 2010, 2011 and 2012. In May 2011, the Company obtained the HNTE certificate and recorded an income tax refund in connection with the over-accrued provisional tax for year 2010.

Certain other PRC subsidiaries and VIEs also enjoyed tax holidays in various periods as a result of the recognition as a qualified HNTE or “Software Enterprise”.

Under the current EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by Baidu Online to Baidu Holdings, would be subject to 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between PRC and Hong Kong. Thus, the dividends, if and when payable by Baidu Times and Baidu China to Baidu HK, would be subject to 5% withholding tax rather than statutory rate of 10% provided that Baidu HK meets the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2012, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

Japan

Baidu Japan Inc. (“Baidu Japan”) with a paid-in capital in excess of JPY100.00 million is subject to national income tax of 30%. Baidu Japan is also subject to inhabitant tax, assessed by both prefectures and municipalities. Inhabitant tax is computed as a percentage of national income tax. The per capita tax is based on the Company’s capitalization and the number of employees. In addition, Baidu Japan is subject to a corporate enterprise tax on a pro forma basis based on the amount of taxable profit subject to the corporate tax, added-value components, (e.g., labor costs, net interest and rental payments, income/loss for current year) and a capital component. Baidu Japan has been in a cumulative loss position since its inception.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

12.	INCOME TAXES (CONTINUED)

The Company had minimal operations in jurisdictions other than the PRC. Income (loss) before income taxes consists of:

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(In thousands)

PRC	4,321,910	8,217,522	12,537,331	2,012,380
Non-PRC	(260,747)	(408,343)	(571,894)	(91,795)

	4,061,163	7,809,179	11,965,437	1,920,585

The pre-tax losses from non-PRC operations consists primarily of the operating costs, administration expenses, interest income and charges for share-based compensation. Income taxes consist of:

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(In thousands)

Current income tax	616,994	1,337,469	1,888,378	303,106
Income tax refund due to reduced tax rate	(6,625)	(83,907)	(255,189)	(40,961)
Deferred income tax (benefit) expense	(74,374)	(64,701)	(59,030)	(9,475)

	535,995	1,188,861	1,574,159	252,670

The reconciliation of tax computed by applying respective statutory income tax rate to pre-tax income is as follows (amounts in thousands of RMB, and in thousands of US$, except for per share data):

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Expected taxation at PRC EIT statutory rate	1,015,329	1,952,295	2,991,359	480,146
Effect of differing tax rates in different jurisdictions	8,416	43,260	138,931	22,300
Permanent differences – non-taxable income	(733)	(2,804)	(58,157)	(9,335)
Permanent differences – non-deductible expenses	10,935	9,989	58,201	9,342
Tax incentives relating to R&D expenditures	(22,925)	(105,966)	(154,977)	(24,876)
Effect of tax exemption and reduction inside the PRC	(533,802)	(650,206)	(1,234,142)	(198,093)
Income tax refund due to reduced tax rate	(6,625)	(83,907)	(255,189)	(40,961)
Under-provided (over-accrued) EIT for previous years	10,359	(66,960)	(15,084)	(2,421)
Effect of tax rate change on deferred taxes	—	18,216	—	—
Addition to valuation allowance	55,041	74,944	103,217	16,568

Taxation for the year	535,995	1,188,861	1,574,159	252,670

Effective tax rate	13.20%	15.22%	13.16%	13.16%
Effect of tax exemption and reduction inside the PRC on basic earnings per Class A and Class B ordinary share	15.34	18.64	35.32	5.67

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

12.	INCOME TAXES (CONTINUED)

The Company’s effective tax rate decreased in year 2012 compared with year 2011 primarily due to Baidu China obtaining the HNTE certificate in May 2012 and receiving a tax refund in connection with the over-accrual of provisional tax in prior year.

The tax effects of temporary differences that give rise to the deferred tax balances at December 31, 2011 and 2012 are as follows:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
	(In thousands)
Provision for doubtful receivables	2,586	1,655	266
Fixed assets depreciation	36,274	13,367	2,146
Net operating loss carry-forward	248,790	333,397	53,514
Accrued expenses, payroll and others	140,805	214,211	34,382

Deferred tax assets	428,455	562,630	90,308
Valuation allowance	(254,919)	(349,012)	(56,020)

Deferred tax assets, net	173,536	213,618	34,288

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
	(In thousands)

Long-lived assets arising from acquisitions	131,629	289,482	46,465

Deferred tax liabilities	131,629	289,482	46,465

The Company does not believe that sufficient positive evidence exists to conclude that the recoverability of Baidu Japan’s net deferred tax assets is more likely than not to be realized. Consequently, the Company has provided full valuation allowances on the related net deferred tax assets.

As of December 31, 2012, the Company had net operating losses of approximately RMB1.10 billion (US$176.69 million) primarily from Qunar, Qiyi, Baidu Japan, Baidu HK and Baidu HR, which can be carried forward after certain reconciliation per tax regulation to offset future net profit for income tax purposes. The Japan net operating loss will expire beginning 2015; the PRC net operating loss will expire beginning 2017; and the Hong Kong net operating loss can be carried forward without an expiration date.

The Company has evaluated its income tax uncertainty under ASC 740-10. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income. As of December 31, 2012, there is no significant tax uncertainty impact on the Company’s financial position and result of operations.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

12.	INCOME TAXES (CONTINUED)

The Company did not provide for deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries as of December 31, 2011 and 2012 on the basis of its intent to permanently reinvest foreign subsidiaries’ earnings. If these foreign earnings were to be repatriated in the future, the related tax liability may be reduced by any foreign income taxes previously paid on these earnings. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable. In the case of its VIEs, undistributed earnings were insignificant as of each of the balance sheet dates.

In general, the PRC and Japanese tax authorities have up to five and seven years, respectively to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2008 through 2012 and the Japanese subsidiary’s tax years 2007 through 2012 remain open to examination by the respective taxing jurisdictions.

13.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amounts for such employee benefits, which were expensed as incurred, were RMB218.88 million, RMB381.74 million and RMB631.25 million (US$101.32 million) for the years ended December 31, 2010, 2011 and 2012, respectively.

14.	COMMITMENTS AND CONTINGENCIES

Capital commitments

The Company’s capital commitments relate primarily to commitments in connection with the expansion and improvement of its network infrastructure and its plan to build additional office buildings and cloud computing based data centers. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB681.21 million (US$109.34 million) as of December 31, 2012. All of the commitments relating to the network infrastructure are to be fulfilled within the next year and the commitments relating to the office building and cloud computing based data centers will be settled in installments as various stages of the construction plan are completed in the next four years.

Operating lease commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Total rental expense for offices was RMB76.87 million, RMB137.08 million and RMB196.59 million (US$31.55 million) for the years ended December 31, 2010, 2011 and 2012, respectively. Total operating lease expense for IDC facilities was RMB310.54 million, RMB626.44 million and RMB1.07 billion (US$171.64 million) for the years ended December 31, 2010, 2011 and 2012, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

14.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Operating lease commitments (Continued)

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following as of December 31, 2012:

	RMB	US$
	(In thousands)
2013	1,227,718	197,062
2014	733,765	117,777
2015	602,537	96,714
2016	479,111	76,903
2017	218,027	34,996
Thereafter	138,422	22,218

	3,399,580	545,670

Commitments for licensed copyrights

The Company enters into non-cancelable licensing agreements with third-party vendors to acquire licensed copyrights of video contents for its online video platform. Payments for licensed copyrights of video contents are recorded in “Intangible assets, net” on the consolidated balance sheets (Note 8).

Future minimum payments under non-cancelable licensing agreements consist of the following as of December 31, 2012:

	RMB	US$
	(In thousands)
2013	232,233	37,276
2014	68,735	11,033
2015 and thereafter	—	—

	300,968	48,309

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

14.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Guarantees (Continued)

Company’s by-laws or in the indemnification agreements and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated.

Historically, the Company has not been required to make payments related to these obligations, and the fair value for these obligations is zero in the consolidated balance sheets as of December 31, 2011 and 2012.

Litigation

The Group was involved in certain cases pending in various PRC and U.S. courts and arbitration as of December 31, 2012. These cases include copyright infringement cases, unfair competition cases, and defamation cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could result in a loss of revenue or otherwise harm the business of the Company.

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

15.	REDEEMABLE NONCONTROLLING INTERESTS

	RMB	US$
	(In thousands)

Balance at December 31, 2011	935,978	150,235
Acquisition of Qiyi (1) (Note 3)	100,101	16,067
Equity issuance of subsidiaries (2)	25,989	4,172
Current losses	(55,804)	(8,957)
Other comprehensive loss	(690)	(111)
Share-based compensation	5,566	893
Accretion impact	22,143	3,554

Balance at December 31, 2012	1,033,283	165,853

(1)

Noncontrolling interests in Qiyi represent the preferred shares of Qiyi held by noncontrolling shareholders, which could be redeemed upon occurrence of certain events that are not solely within the control of Qiyi and are accounted for as redeemable noncontrolling interests.

(2)	On July 13, 2012, NTT DOCOMO, Inc. (“DCM”) subscribed additional ordinary shares of B.D. Mobile Telecommunication Limited (“B.D. Mobile”) with cash pursuant to the agreement entered into with Baidu

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

15.	REDEEMABLE NONCONTROLLING INTERESTS (CONTINUED)

Holdings in January 2011, representing 14.00% of the then outstanding ordinary shares. The newly issued ordinary shares could be redeemed upon occurrence of certain events that are not solely within the control of B.D. Mobile and are accounted for as redeemable noncontrolling interests.

There were no shares redeemed in the years ended December 31, 2011 and 2012.

16.	SHAREHOLDERS’ EQUITY

Ordinary shares

Upon completion of the Company’s initial public offering (“IPO”) in August 2005, 16,648,877 Class B Ordinary shares were issued upon conversion of all convertible preferred shares. In addition, immediately following the closing of the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital consisted of 870,400,000 ordinary shares at a par value of US$0.00005 per share, of which 825,000,000 shares were designated as Class A ordinary shares, 35,400,000 as Class B ordinary shares, and 10,000,000 shares designated as preferred shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. There were 650,000, 1,332 and 40,000 Class B ordinary shares transferred to Class A ordinary shares in the years ended December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2012, there were 27,202,710 and 7,763,000 Class A and Class B ordinary shares outstanding, respectively. As of December 31, 2011 and 2012, there were no preferred shares issued and outstanding.

Retained earnings

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s PRC subsidiaries, being foreign invested enterprises established in China, are required to make appropriations to certain statutory reserves, namely a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in their PRC statutory accounts. Each of the Company’s PRC subsidiaries is required to allocate at least 10% of its after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the Company’s subsidiaries.

In accordance with the China Company Laws, the Company’s VIEs must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely a statutory surplus fund, a statutory public welfare fund and a discretionary surplus fund. Each of the Company’s VIEs is required to allocate at least 10% of its after-tax profits to the statutory surplus fund until such fund has reached 50% of its respective registered capital. Appropriations to the statutory public welfare fund and the discretionary surplus fund are made at the discretion of the Company’s VIEs.

General reserve and statutory surplus funds are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

16.	SHAREHOLDERS’ EQUITY (CONTINUED)

Retained earnings (Continued)

statutory public welfare funds are restricted to capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation.

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
	(In thousands)

PRC statutory reserve funds	249,880	277,812	44,592
Unreserved retained earnings	13,354,454	23,760,407	3,813,808

Total retained earnings	13,604,334	24,038,219	3,858,400

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of VIEs in which the Company has no legal ownership, totaling RMB1.22 billion and RMB2.80 billion (US$0.45 billion) as of December 31, 2011 and 2012, respectively.

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

Accumulated other comprehensive loss

The components of accumulated other comprehensive income (loss) are as follows:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
	(In thousands)

Foreign currency translation adjustment	(84,448)	(89,714)	(14,400)
Unrealized gains on available-for-sale securities	45	11,436	1,836

Accumulated other comprehensive loss	(84,403)	(78,278)	(12,564)

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

17.	EARNINGS PER SHARE (“EPS”)

On April 28, 2010, the Company announced a change in the ratio of its American depositary shares (“ADSs”) representing Class A ordinary shares from one ADS for one share to ten ADSs for one share, effective on May 12, 2010. For Baidu’s ADS holders, this ratio change has the same effect as a ten-for-one ADS split.

The following table sets forth the computation of basic and diluted net income attributable to Baidu, Inc., after accretion of redeemable noncontrolling interests at the amount of RMB22.14 million (Note 15) in year 2012 (nil in year 2011 and year 2010 respectively), per share for Class A and Class B ordinary shares. (Amounts in thousands of RMB, and in thousands of US$, except for number of shares, per share and per ADS data)

	For the years ended December 31,
	2010		2011		2012
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Earnings per share – basic:
Numerator
Allocation of net income attributable to Baidu, Inc.	2,690,712	834,456	5,153,755	1,484,882	8,106,219	1,301,138	2,327,666	373,616
Denominator
Weighted average ordinary shares outstanding	26,566,454	8,238,907	27,086,098	7,803,952	27,145,208	27,145,208	7,794,630	7,794,630

Denominator used for earnings per share	26,566,454	8,238,907	27,086,098	7,803,952	27,145,208	27,145,208	7,794,630	7,794,630
Earnings per share - basic	101.28	101.28	190.27	190.27	298.62	47.93	298.62	47.93

Earnings per share – diluted:
Numerator
Allocation of net income attributable to Baidu, Inc. for diluted computation	2,693,365	831,803	5,156,846	1,481,791	8,108,856	1,301,561	2,325,029	373,193
Reallocation of net income attributable to Baidu, Inc. as a result of conversion of Class B to Class A shares	831,803	—	1,481,791	—	2,325,029	373,193	—	—

Allocation of net income attributable to Baidu, Inc.	3,525,168	831,803	6,638,637	1,481,791	10,433,885	1,674,754	2,325,029	373,193
Denominator
Weighted average ordinary shares outstanding	26,566,454	8,238,907	27,086,098	7,803,952	27,145,208	27,145,208	7,794,630	7,794,630
Conversion of Class B to Class A ordinary shares	8,238,907	—	7,803,952	—	7,794,630	7,794,630	—	—
Share-based awards	112,474	350	72,781	—	39,621	39,621	—	—

Denominator used for earnings per share	34,917,835	8,239,257	34,962,831	7,803,952	34,979,459	34,979,459	7,794,630	7,794,630
Earnings per share - diluted	100.96	100.96	189.88	189.88	298.29	47.88	298.29	47.88

Earnings per ADS:
Denominator used for earnings per ADS - basic	265,664,540		270,860,980		271,452,080	271,452,080
Denominator used for earnings per ADS - diluted	349,178,350		349,628,310		349,794,590	349,794,590
Earnings per ADS - basic	10.13		19.03		29.86	4.79

Earnings per ADS - diluted	10.10		18.99		29.83	4.79

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

17.	EARNINGS PER SHARE (“EPS”) (CONTINUED)

The Company did not include certain stock options and restricted shares in the computation of diluted earnings per share for the years ended December 31, 2010, 2011 and 2012 because to do so would have been anti-dilutive for earnings per share for the respective years. These stock options excluded in the computation of diluted earnings per share for the respective periods, however, could potentially dilute basic earnings per share in the future.

18.	SHARE-BASED AWARDS PLAN

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

Starting from February 15, 2006, the Company has granted restricted Class A ordinary shares of the Company (“Restricted Shares”). Terms for the Restricted Shares are the same as share options except that Restricted Shares do not require exercise and have a two to four years vesting term.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

18.	SHARE-BASED AWARDS PLAN (CONTINUED)

Baidu, Inc. (Continued)

Share options

The following table summarizes the option activity for the year ended December 31, 2012:

	Number of shares	Weighted average exercise price(US$)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$ in thousands)
Share options
Outstanding, December 31, 2011	71,999	470.45	2.62	51,539
Granted	171,488	1,094.80
Exercised	(33,041)	259.60
Forfeited/Cancelled	(875)	1,062.20
Expired	(233)
Outstanding, December 31, 2012	209,338	1,013.10	4.29	16,264
Vested and expected to vest at December 31, 2012	190,669	1,008.20	4.26	15,843
Exercisable at December 31, 2012	23,592	525.20	1.84	12,517

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2012 and the exercise price.

Total intrinsic value of options exercised for the three years ended December 31, 2010, 2011 and 2012 was RMB263.97 million, RMB275.86 million and RMB200.91 million (US$32.25 million), respectively.

As of December 31, 2012, there was RMB317.54 million (US$50.97 million) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 3.59 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from expectation.

The fair value of each option award was estimated on the date of grant using the Black-Scholes-Merton valuation model. The volatility assumption was estimated based on implied volatility and historical volatility of the Company’s share price applying the guidance provided by ASC 718-10. The Company begins to estimate the volatility assumption solely based on its historical information since year 2009. Assumptions about the expected term were based on the vesting and contractual terms and employee demographics. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

18.	SHARE-BASED AWARDS PLAN (CONTINUED)

Baidu, Inc. (Continued)

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	2010	2011	2012

Risk-free interest rate	0.61%~1.13%	0.31%~1.03%	0.35%~0.43%
Dividend yield	—	—	—
Expected volatility range	64.76%~69.70%	48.20%~61.58%	43.60%~44.72%
Weighted average expected volatility	68.12%	58.27%	43.75%
Expected life (in years)	2.65~2.66	2.66~3.00	2.67~3.08

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

The exercise price of options granted during the years 2010, 2011, and 2012 equaled the market price of the ordinary shares on the grant date. The weighted-average grant-date fair value of options granted during the years 2010, 2011, and 2012 was US$279.69, US$432.68, and US$323.00, respectively.

Restricted shares

Restricted shares activity for the year ended December 31, 2012 was as follows:

	Number of shares	Weighted average grant date fair value(US$)
Restricted shares
Unvested, December 31, 2011	56,222	1,181.49
Granted	85,131	1,152.10
Vested	(18,552)	1,113.60
Forfeited	(7,985)	1,270.90
Unvested, December 31, 2012	114,816	1,164.10

The total fair value of the restricted shares vested during the years ended December 31, 2010, 2011 and 2012 was RMB237.71 million, RMB198.77 million, RMB128.70 million (US$20.66 million), respectively.

As of December 31, 2012, there was RMB640.50 million (US$102.81 million) unrecognized share-based compensation cost related to restricted shares. That deferred cost will be recognized over a weighted-average vesting period of 3.06 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from expectation.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

18.	SHARE-BASED AWARDS PLAN (CONTINUED)

Subsidiaries

Certain subsidiaries also have equity incentive plans granting share-based awards. Total share-based compensation expenses recognized and unrecognized were insignificant, both individually and in aggregate, for any of the years presented.

The following table summarizes the total compensation cost recognized by the Group:

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(In thousands)

Expensed as cost of revenues	6,302	7,527	10,105	1,622
Expensed as selling, general and administrative	36,811	50,012	54,512	8,750
Expensed as research and development	50,623	94,489	147,692	23,706
Capitalized as part of internal-used software	226	1,700	1,944	312

19.	RELATED PARTY TRANSACTIONS

The amounts due from/to related parties represent amounts provided to/by Qiyi in the ordinary course of business. Upon the completion of the acquisition of Qiyi on November 26, 2012, these balances have been eliminated.

20.	SEGMENT REPORTING

The Company has only one single operating segment. Substantially all of the Company’s revenue and long-lived assets are derived from and located in the PRC. The Company has only minimal operations in Japan and other countries.

The following table sets forth revenues by geographic area:

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(In thousands)
Revenues:
PRC	7,898,805	14,444,636	22,198,685	3,563,135
Non-PRC	16,269	56,150	107,341	17,229

The following table sets forth long-lived assets by geographic area:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
	(In thousands)

Long-lived assets:
PRC	2,686,281	3,862,045	619,901
Non-PRC	145,808	117,989	18,939

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

21.	FAIR VALUE MEASUREMENT

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

Assets and liabilities measured or disclosed at fair value

In accordance with ASC 820-10, the Company measures available-for-sale securities at fair value on a recurring basis. The fair values of the Company’s available-for-sale securities as measured and held-to-maturity securities as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates.

The Company measures certain financial assets, including equity method investments and cost method investments, at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Company’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

21.	FAIR VALUE MEASUREMENT (CONTINUED)

Assets and liabilities measured or disclosed at fair value (Continued)

Assets measured or disclosed at fair value are summarized below (in thousands):

		Fair value measurement or disclosure at December 31, 2011 using
	Total fair value at December 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Losses
	RMB	RMB	RMB	RMB	RMB
Fair value disclosure
Cash equivalents
Time deposits	2,419,726		2,419,726
Money market fund	192,324	192,324

Short-term investments
Held-to-maturity securities
Fixed-rate investments	9,834,275		9,834,275
Adjustable-rate investments	100,027		100,027

Fair value measurement
Recurring
Short-term investments
Available-for-sale securities
Adjustable-rate investments	102,682		102,682
Nonrecurring
Long-term investments	—			—	(47,886)
Intangible assets	—			—	(8,040)
Goodwill	—			—	(113,011)

Total assets measured at fair value	102,682	—	102,682	—	(168,937)

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

21.	FAIR VALUE MEASUREMENT (CONTINUED)

Assets and liabilities measured or disclosed at fair value (Continued)

The Company has no assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2011.

As of December 31, 2011, certain cost and equity method investments, goodwill and intangible assets were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to fair value of nil, with impairment charges incurred and recorded in earnings for the year then ended.

			Fair value measurement or disclosure at December 31, 2012 using
	Total fair value at December 31, 2012		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	US$	RMB	RMB	RMB	RMB	US$
Fair value disclosure
Cash equivalents
Time deposits	3,034,443	487,062		3,034,443
Money market fund	4,854,278	779,165	4,854,278
Short-term investments
Held-to-maturity securities
Fixed-rate investments	17,086,252	2,742,533		17,086,252
Long-term investments
Fixed-rate held-to-maturity investments	514,614	82,601		514,614
Long-term notes payable	9,420,285	1,512,060	9,420,285

Fair value measurement
Recurring
Short-term investments
Available-for-sale securities Fixed-rate investments	3,514,399	564,100		3,514,399
Adjustable-rate investments	17,073	2,740		17,073
Non-recurring
Long-term investments	—	—			—	(169,180)	(27,155)

Total assets measured at fair value	3,531,472	566,840	—	3,531,472	—	(169,180)	(27,155)

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

21.	FAIR VALUE MEASUREMENT (CONTINUED)

Assets and liabilities measured or disclosed at fair value (Continued)

The Company has no assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2012.

As of December 31, 2012, certain cost method investments (Note 4) were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to fair value of nil, with impairment charges incurred and recorded in earnings for the year then ended.

22.	SUBSEQUENT EVENTS

The Company completed several acquisitions with a total cash consideration of RMB399.93 million (US$64.19 million) subsequent to December 31, 2012. The acquired businesses are mainly related to development of products and technologies that are compatible with mobile devices for accessing the Internet. These acquisitions will enhance the depth of the Company’s expertise in products for mobile devices users and are considered supplementary to the existing online marketing services. These acquisitions are immaterial, both individually and in aggregate.