Form 20-F
period 2013-12-31
Baidu, Inc.
filed 2014-03-28
CIK 1329099

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

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

27,492,452 Class A ordinary shares and 7,537,921Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2013.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheets data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheets data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Years Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands except per share and per ADS data)
Consolidated Statements of Comprehensive Income Data
Revenues:
Online marketing services	4,445,310	7,912,869	14,489,767	22,245,643	31,802,219	5,253,352
Other services	2,466	2,205	11,019	60,383	141,705	23,408

Total revenues	4,447,776	7,915,074	14,500,786	22,306,026	31,943,924	5,276,760

Operating costs and expenses:
Cost of revenues	(1,616,236)	(2,149,288)	(3,896,883)	(6,448,545)	(11,471,839)	(1,895,013)
Selling, general and administrative	(803,988)	(1,088,980)	(1,692,810)	(2,501,336)	(5,173,533)	(854,607)
Research and development	(422,615)	(718,038)	(1,334,434)	(2,304,825)	(4,106,832)	(678,400)

Total operating costs and expenses	(2,842,839)	(3,956,306)	(6,924,127)	(11,254,706)	(20,752,204)	(3,428,020)

Operating profit	1,604,937	3,958,768	7,576,659	11,051,320	11,191,720	1,848,740

Interest income	44,818	103,096	418,201	866,465	1,308,542	216,156
Interest expense	(12,157)	(35,975)	(82,551)	(107,857)	(447,084)	(73,853)
Loss from equity method investments	(229)	(8,965)	(179,408)	(294,229)	(5,806)	(959)
Other income, net, including exchange gains or losses	45,752	44,239	76,278	449,738	137,644	22,737

Income before income taxes	1,683,121	4,061,163	7,809,179	11,965,437	12,185,016	2,012,821

Taxation	(198,017)	(535,995)	(1,188,861)	(1,574,159)	(1,828,930)	(302,118)
Net income	1,485,104	3,525,168	6,620,318	10,391,278	10,356,086	1,710,703

Less: Net loss attributable to noncontrolling interests	—	—	(18,319)	(64,750)	(162,880)	(26,906)

Net income attributable to Baidu, Inc.	1,485,104	3,525,168	6,638,637	10,456,028	10,518,966	1,737,609

	For the Years Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands except per share and per ADS data)
Net income attributable to Baidu, Inc. per Class A ordinary share, per Class B ordinary share(1)
Basic	42.96	101.28	190.27	298.62	299.75	49.52

Diluted	42.70	100.96	189.88	298.29	299.32	49.44

Net income attributable to Baidu, Inc. per ADS
Basic	4.30	10.13	19.03	29.86	29.98	4.95

Diluted	4.27	10.10	18.99	29.83	29.93	4.94

(1)	As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted net income per Class A ordinary share and Class B ordinary share are the same for all the periods presented during which there were two classes of ordinary shares. The weighted average number of ordinary shares represents the sum of the weighted average number of Class A and Class B ordinary shares. Please see “Earnings per Share” under Note 17 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average numbers of Class A and Class B ordinary shares.

	As of December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	4,180,376	7,781,976	4,127,482	11,880,632	9,691,797	1,600,971
Restricted cash	19,513	38,278	483,387	395,029	259,533	42,872
Short-term investments	381,149	376,492	10,051,578	20,604,223	28,734,761	4,746,644
Total assets	6,156,975	11,048,439	23,340,541	45,668,890	70,985,788	11,726,016
Total liabilities	1,403,874	2,642,847	7,015,028	18,453,765	30,320,538	5,008,596
Total Baidu, Inc. shareholders’ equity	4,753,101	8,405,592	15,291,716	26,055,229	38,424,915	6,347,343
Total equity	4,753,101	8,405,592	15,389,535	26,181,842	40,665,250	6,717,420

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.0537 to US$1.00, the noon buying rate in effect as of December 31, 2013. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On March 21, 2014, the noon buying rate was RMB6.2248 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
September	6.1200	6.1198	6.1213	6.1178
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March (through March 21, 2014)	6.2248	6.1590	6.2273	6.1183

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

If we fail to retain existing customers or attract new customers for our online marketing services, our business, results of operations and growth prospects could be seriously harmed.

We generate substantially all of our revenues from online marketing services, a substantial majority of which are derived from our pay-for-performance, or P4P, services. Our online marketing customers will not continue to do business with us if their investment does not generate sales leads and ultimately consumers, or if we do not deliver their web pages in an appropriate and effective manner. Our P4P customers may discontinue their business with us at any time and for any reason as they are not subject to fixed-term contracts. We have in the past removed, and may in the future again remove, questionable paid search listings of some customers to ensure the quality and reliability of our search results. Such removal, whether temporary or permanent, may cause the affected customers to discontinue their business with us. In addition, third parties may develop and use certain technologies to block the display of our customers’ advertisements and other marketing products on our Baidu.com website, which may in turn cause us to lose customers and adversely affect our results of operations. Furthermore, we adjust prices for our online marketing services from time to time. We may lose customers who decide not to pay our increased prices. Failure to retain our existing customers or attract new customers for our online marketing services could seriously harm our business, results of operations and growth prospects.

In recent years, we have generated an increasing amount of online marketing revenues from online advertising. We believe our large user base and traffic provide advertisers with a broad reach and optimal monetization results. However, we cannot assure you that we will be able to continue to attract new advertisers or retain our existing advertisers. If our advertisers determine that their expenditures on our websites do not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels such as television and outdoor media and reduce or discontinue business with us. Since most of our advertisers are not bound by long-term contracts, they may amend or terminate advertising arrangements with us easily without incurring liabilities. Failure to retain existing advertisers or attract new ones to advertise on our websites may materially and adversely affect our business, financial condition, results of operations and prospects.

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

We face significant competition in almost every aspect of our business, particularly from other companies that seek to provide internet search services to users and provide online marketing services to customers. In the Chinese internet search market, our main competitors include U.S.-based internet search providers providing Chinese language internet search services, such as Google, and China-based internet companies, such as Sogou,

Alibaba and Qihoo 360. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance), safety and user experience of the search results, availability and ease of use of products and services, the number of customers, distribution channels and the number of associated third-party websites. Some of our competitors have significant financial resources, long operating histories and are experienced in attracting and retaining users and managing customers. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for users, customers, distributors, strategic partners and networks of third-party websites, investing more heavily in research and development and making acquisitions. If any of our competitors provides comparable or better Chinese language search experience, our user traffic could decline significantly. Any such decline in traffic could weaken our brand and result in loss of users and customers, which would have a material and adverse effect on our results of operations.

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

Our ability to provide products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could interrupt our services. Service interruptions could reduce our revenues and profits and damage our brand if our systems are perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, wars, earthquakes, floods, fires, power loss, telecommunications failures, undetected errors or “bugs” in our software, computer viruses, interruptions in access to our websites through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. In September 2013, the service of our Baidu Post Bar was inaccessible to many users for over four hours due to a failure of the internet infrastructure in Beijing.

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

Our search products and services, such as Baidu Video Search, link to materials in which third parties may claim ownership of trademarks, copyrights or other rights. Our audio and video player, Baidu Media Player, enables users to play multimedia files, which may be protected by copyright or other intellectual property rights. In addition, as we adopt new technologies and roll out new products and services, we face the risk of being subject to intellectual property infringement claims that may arise from our use of new technologies and provision of new products and services. Our products and services including those based on cloud computing technology, such as Baidu WenKu and Baidu Post Bar, allow our users to upload written materials and pictures to our servers, or share, link to or otherwise provide access to audio, video and other contents from other websites, and we also operate distribution platforms whereby developers can upload, share and sell their applications or games to users. Although we have made commercially reasonable efforts to request all of our users or developers to comply with applicable intellectual property laws, we cannot ensure that all of our users or developers have the rights to upload or share these contents or applications. In addition, we have been and may continue to be subject to copyright or trademark infringement and other related claims from time to time, in China and internationally.

We have been making continuous efforts to keep ourselves informed of and to comply with all applicable laws and regulations affecting our business. However, PRC laws and regulations are evolving, and uncertainties still exist with respect to the legal standards as well as the judicial interpretation of the standards for determining liabilities of internet search and other internet service providers for providing links to contents on third-party websites that infringe upon others’ copyrights or hosting such contents, or providing information storage space, file sharing technology or other internet services that are used by internet users to disseminate such contents. The Supreme People’s Court of China promulgated a judicial interpretation on infringement of the right of dissemination through internet in December 2012. This judicial interpretation, like certain court rulings and certain other judicial interpretations, provide that the courts will place the burden on internet service providers to remove not only links or contents that have been specifically mentioned in the notices of infringement from right holders, but also links or contents they “should have known” to contain infringing content. The interpretation further provides that where an internet service provider has directly obtained economic benefits from any contents made available by an internet user, it has a higher duty of care with respect to internet users’ infringement of third-party copyrights. A guidance on the trial of audio/video sharing copyright disputes promulgated by the Higher People’s Court of Beijing in December 2012 provides that where an internet service provider has directly obtained economic benefits from any audio/video contents made available by an internet user who has no authorization for sharing such contents, the internet service provider shall be presumed to be at fault. These interpretations could subject us and other internet service providers to significant administrative burdens and litigation risks.

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

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operations of our business. We are currently named as a defendant in some copyright infringement suits in connection with our Baidu WenKu, Baidu Post Bar, Baidu Media Player, Baidu Video Search, iQiyi and certain other products or services. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” There is no guarantee that the competent courts will accept our defenses and rule in our favor. If there is a successful claim of infringement, we may be required to discontinue the infringing activities, pay substantial fines and damages and/or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation by third parties and/or negative publicity alleging our intellectual property infringement could have an adverse effect on our business, reputation, financial condition or results of operations. To address the risks relating to intellectual property infringement, we may have to substantially modify, limit or terminate some of our search services. Any such change could materially affect user experience and in turn have an adverse impact on our business.

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

Our business may be adversely affected by third-party malicious or unintentional software applications that make changes to our users’ computers and interfere with our products and services. These software applications may change our users’ internet experience by hijacking queries to our websites, altering or replacing our search results, or otherwise interfering with our ability to connect with our users. The interference often occurs without disclosure to or consent from users, resulting in a negative experience, which users may associate with our websites. These software applications may be difficult to remove or disable, may reinstall themselves and may circumvent other applications’ efforts to block or remove them. In addition, our business may be adversely affected by the practices of third-party website owners, content providers and developers which interfere with our ability to crawl and index their web pages and contents including applications. The ability to provide a superior user experience is critical to our success. If we are unable to successfully combat malicious third-party software applications that interfere with our products and services, our reputation may be harmed. If a significant number of website owners, content providers and developers prevent us from indexing and including their high-quality web pages and contents including applications in our search results, the quality of our search results may be impaired.

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

As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic investments and acquisitions of businesses and assets that complement our existing business. In the past three years, we acquired certain businesses and intangible assets, through several strategic investments and acquisitions, such as our investment in Qunar Cayman Islands Limited, or Qunar, and Qiyi.com, Inc., and our acquisition of the online video business of PPStream Inc. and acquisition of 91 Wireless Websoft Limited, or 91 Wireless. We intend to make other strategic investments and acquisitions in the future if suitable opportunities arise. Investments and acquisitions involve uncertainties and risks, including:

•	potential ongoing financial obligations and unforeseen or hidden liabilities, including liability for infringement of third-party copyrights or other intellectual property;

•	failure to achieve the intended objectives, benefits or revenue-enhancing opportunities;

•	costs and difficulties of integrating acquired businesses and managing a larger business;

•	potentially significant goodwill impairment charges;

•	high acquisition and financing costs;

•	possible loss of key employees of a target business;

•

potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board; and

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

We operate in the rapidly evolving internet industry, which makes it difficult to predict our future results of operations. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by companies in evolving industries. Some of these risks and uncertainties relate to our ability to:

•	maintain our leading position in the Chinese language internet search market;

•	offer new, innovative products and services and enhance our existing products and services with innovative and advanced technology to attract and retain a larger user base;

•	attract users’ continuing use of internet search services;

•	retain existing customers and attract additional customers and increase spending per customer;

•	upgrade our technology to support increased traffic and expanded product and service offerings;

•	further enhance our brand;

•	respond to competitive market conditions;

•	respond to evolving user preferences or industry changes;

•	respond to changes in the regulatory environment and manage legal risks, including those associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	execute our strategic investments and acquisitions and post-acquisition integrations effectively;

•	attract, retain and motivate qualified personnel and maintain good relations with a young and growing work force; and

•	build profitable operations in new markets and other overseas internet search markets we have entered into.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

Our historical growth rate may not be indicative of our future growth rate.

We have experienced substantial growth in recent years. Our total revenues and net income attributable to Baidu, Inc. grew at a compound annual growth rate of 63.7% and 63.1%, respectively, from 2009 to 2013. Our growth was driven in part by the growth in China’s internet and online marketing industries, which may not be indicative of future growth or be sustainable. Our past growth rate may not be indicative of our future growth rate.

Our indebtedness could adversely affect our financial condition and our ability to obtain additional capital on reasonable terms when necessary.

As of December 31, 2013, we had an aggregate of US$2.9 billion of outstanding indebtedness that will mature between 2014 and 2022 and we may incur additional indebtedness in the future. Our current and future debt requires us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows to service such debt and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.

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

The global financial markets experienced significant disruptions since 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets. There have also been concerns about the territorial disputes involving China in Asia and the economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.

Because we rely to a large extent on distributors in providing our P4P services, failure to retain key distributors or attract additional distributors could materially and adversely affect our business. Moreover, there is no assurance that our direct sales model in some key geographic markets will continue to be successful.

Online marketing is at a development stage in China and is not as widely accepted by or available to businesses in China as in the United States. As a result, we rely, to a large extent, on a nationwide distribution network of third-party distributors for our sales to, and collection of payment from, our P4P customers. If our distributors do not provide quality services to our P4P customers or otherwise breach their contracts with our P4P customers, we may lose customers and our results of operations may be materially and adversely affected. Since most of our distributors are not bound by long-term contracts, we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to retain our key distributors or attract additional distributors on terms that are commercially reasonable, our business and results of operations could be materially and adversely affected.

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

Our overseas operations may not be successful.

We have started to launch products and services in local languages to internet users in several countries. It is uncertain when the operation will become profitable, if at all. In particular, we rely on local telecommunication operators and service providers to provide us with network services and data center hosting services, and our systems for these international products and services are not redundant across different regions and data centers. Any interruption to the internet infrastructure or any data center may render our products and services in the region unavailable.

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

One or more of these factors could harm our overseas operations and consequently, could harm our overall results of operations.

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

We are exposed to the risk of click-through fraud on our paid search results. Click-through fraud occurs when a person clicks paid search results for a reason other than to view the underlying content of search results. If we fail to detect fraudulent clicks or otherwise are unable to prevent this fraudulent activity, the affected customers may experience a reduced return on investments, or ROI, in our online marketing services and lose confidence in the integrity of our systems, and we may have to issue refunds to our customers. If this happens, we may be unable to retain existing customers or attract new customers for our online marketing services, and our online marketing revenues could decline. In addition, affected customers may also file legal actions against us claiming that we have over-charged or failed to refund them. Any such claims or similar claims, regardless of their merits, could be time-consuming and costly for us to defend against and could also adversely affect our brand and our customers’ confidence in the integrity of our systems.

More people are using devices other than personal computers to access the internet. If users do not widely adopt versions of our web search technology, products and services developed for these devices, our business could be adversely affected.

The number of people who access the internet through devices other than personal computers, including mobile phones, smartphones, handheld computers such as iPad and other tablets, and television set-top devices, is increasing dramatically. The varying display sizes, functionality, and memory associated with some alternative devices make the use of our products and services on such devices more difficult and the versions of our products and services developed for these devices may not be compelling to users, manufacturers, or distributors of devices. Each manufacturer or distributor may establish unique technical standards for its devices, and our products and services may not work or be accessible on these devices. Some manufacturers may also elect not to include our products on their devices. In addition, search queries are increasingly being undertaken through “apps” tailored to particular devices or social media platforms, which could affect our share of the search market over time. As new devices and new platforms are continually being released, it is difficult to predict the problems we may encounter in developing versions of our products and services for use on these alternative devices and we may need to devote significant resources to the creation, support, and maintenance of our products and services tailored for such devices. If we are unable to attract and retain a substantial number of alternative device manufacturers, distributors, and users to our products and services, or if we are slow to develop products and technologies that are more compatible with alternative devices, we may fail to capture a significant share of an increasingly important portion of the market for online services, which could adversely affect our business.

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

We rely heavily on China Telecommunications Corporation, or China Telecom, China United Network Communications Group Company Limited, or China Unicom, and China Mobile Communications Corporation, or China Mobile, to provide us with network services and data center hosting services. We have entered into contracts with various local branches or subsidiaries of China Telecom, China Unicom and China Mobile to obtain data communications capacity. We have limited access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of these companies, or if these companies otherwise fail to provide the services. In September 2013, the service of our Baidu Post Bar was inaccessible to many users for over four hours due to a failure of the internet infrastructure in Beijing. Any unscheduled service interruption could damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by these telecommunication companies. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be adversely affected. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may harm our revenues.

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

We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies. However, advances in technology, increased level of sophistication and diversity of our products and services, increased level of expertise of hackers, new discoveries in the field of cryptography or others could still result in a compromise or breach of the measures that we use. Because of our leading market position in the internet industry in China, we believe we are a particularly attractive target for security breaches and hacking attacks. We have experienced in the past, and may experience in the future, such attacks. In August 2011, China’s Supreme People´s Court and Supreme People´s Procuratorate issued judicial interpretations regarding hacking and other internet crimes. In December 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. However, the effect of these new laws on curbing hacking and other illegal online activities still remains to be seen. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. If we are unable to protect our systems, hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause loss or give rise to our liabilities to the owners of confidential information, such as our users, customers, distributors and Baidu Union members, subject us to penalties imposed by administrative authorities, and disrupt our operations. Any negative publicity on our website’s safety or privacy protection mechanism and policy could also have a material and adverse effect on reputation and brand and harm our business and results of operations.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2013. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2013. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our business could be adversely affected by the effects of avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, severe weather conditions or other epidemic or outbreak. Health or other government regulations adopted in response to an epidemic, severe weather conditions such as snow storm, flood or hazardous air pollution, or other outbreaks may require temporary closure of our offices or internet cafes where many users access our websites. Such closures may disrupt our business operations and adversely affect our results of operations.

Risks Related to Our Corporate Structure

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect our business.

The PRC government restricts or imposes conditions on foreign investment in internet, online advertising, online audio and video services and mobile application distribution businesses. We and our PRC subsidiaries are considered foreign persons or foreign-invested enterprises under PRC foreign investment related laws. As a result, we and our PRC subsidiaries are subject to PRC legal restrictions on or conditions for foreign ownership of internet, online advertising, online audio and video services and mobile application distribution businesses. Due to these restrictions and conditions, we operate our websites and conduct online advertising, online audio and video services and mobile application distribution businesses in China through our consolidated affiliated entities. As all the nominee shareholders of our consolidated affiliated entities are either PRC citizens or PRC domestic enterprises, these entities are therefore considered as PRC domestic enterprises under PRC law. The “nominee shareholders” refer to those shareholders who have pledged their equity interest in our consolidated affiliated entities to us and entered into exclusive equity purchase and transfer option agreements with us as part of the contractual arrangements. Our contractual arrangements with our consolidated affiliated entities and the nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance. These contractual arrangements demonstrate our ability and intention to continue to exercise the ability to absorb substantially all of the profits and the expected losses of the affiliated entities. In 2011, 2012 and 2013, we derived approximately 29%, 29% and 28% of our total revenues, respectively, from our consolidated affiliated entities through contractual arrangements.

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

PRC laws and regulations and administrative authorities currently do not classify P4P services as a form of online advertising or as part of internet content services that require an ICP license, or ICP services. However, we cannot assure you that the PRC government will not classify P4P services as a form of online advertising or as part of ICP services in the future. If new regulations characterize P4P services as a form of online advertising or as part of ICP services, our tax liability may increase, given the advertising revenues are subject to a 3% construction fee for culture undertakings in addition to the 6% value-added tax, or VAT, which has replaced the original 5% business tax for advertising revenues. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation” for more information on PRC business tax and VAT. Moreover, if the change in classification of P4P services were to be retroactively applied, we might be subject to sanctions, including payment of delinquent taxes and fines. In addition, the classification of P4P services as a form of online advertising could subject us to an obligation to examine the content of our P4P customers’ listings on our websites and the associated risks. See “—Risks Related to Our Business—We have been and may again be subject to claims based on the content found on our websites or the results in our paid search listings.” Such examinations could be burdensome and increase our operating costs and expenses. Any change in the classification of P4P by the PRC government may materially and adversely affect our business, results of operations and financial condition.

Our contractual arrangements with our consolidated affiliated entities in China and the individual nominee shareholders may not be as effective in providing control over these entities as direct ownership.

Since PRC law restricts or imposes conditions on foreign equity ownership in internet, online advertising, online audio and video services and mobile application distribution companies in China, we operate our websites and conduct our online advertising, online audio and video services and mobile application distribution businesses through our consolidated affiliated entities in China. We have no equity interest in any of these entities and must rely on contractual arrangements to control and operate the businesses and assets held by our consolidated affiliated entities, including the domain names and trademarks that have been transferred from our subsidiaries to our consolidated affiliated entities in accordance with requirements of PRC law. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, our consolidated affiliated entities and the individual nominee shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business, such as using the domain names and trademarks our subsidiaries have transferred to them or maintaining our websites, in an acceptable manner or taking other actions that are detrimental to our interests. If our consolidated affiliated entities or the individual nominee shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our consolidated affiliated entities, and we may lose control over the assets owned by our consolidated affiliated entities, including our baidu.com domain name and website, and any other domain names and websites we have access to may not attract a large number of users and customers at the same level as baidu.com. As a result, our ability to conduct our business may be materially and adversely affected, and we may not be able to consolidate the financial results of the relevant affiliated entities into our consolidated financial statements in accordance with U.S. GAAP, which may materially and adversely affect our results of operations and damage our reputation.

Our contractual arrangements with our consolidated affiliated entities in China may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between our subsidiaries and each of our consolidated affiliated entities in China, we are subject to VAT at a rate of 6% as a result of the pilot VAT reform program on both revenues generated by our consolidated affiliated entities’ operations in China and revenues derived from our subsidiaries’ contractual arrangements with these consolidated affiliated entities. Where our consolidated affiliated entity is qualified as a VAT general taxpayer, the VAT charged by our subsidiaries on the revenues obtained from such consolidated affiliated entity based on the contractual arrangement between our subsidiaries and such consolidated affiliated entity will constitute input VAT for the consolidated affiliated entity, and will be creditable against output VAT arising in connection with VAT taxable activities carried out by the consolidated affiliated entity. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation” for more information on the pilot VAT reform program. Moreover, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between our subsidiaries and these consolidated affiliated entities were not on an arm’s-length basis and therefore constituted a favorable transfer pricing. Under the PRC Enterprise Income Tax Law, or the EIT Law, an enterprise must submit its annual tax return together with information on related-party transactions to the PRC tax authorities. The PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. For example, the PRC tax authorities could request that our consolidated affiliated entities adjust their taxable income upward for PRC tax purposes. Such adjustment could adversely affect us by increasing our consolidated affiliated entities’ tax expenses without reducing our subsidiaries’ tax expenses, which could subject our consolidated affiliated entities to interest due on late payments and other penalties for under-payment of taxes.

We may have exposure to greater than anticipated tax liabilities.

We are subject to enterprise income tax, or EIT, business tax, VAT, and other taxes in many provinces and cities in China and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

The individual nominee shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may adversely affect our business. We do not have any arrangements in place to address such potential conflicts.

We have designated individuals who are PRC nationals to be the nominee shareholders of our consolidated affiliated entities in China. For example, Robin Yanhong Li, our chairman, chief executive officer and co-founder, is also the principal nominee shareholder of Baidu Netcom, which is our principal consolidated affiliated entity.

Although the individual nominee shareholders are contractually obligated to act in good faith and in our best interest, they may still have potential conflicts of interest with us. For example, some individual nominee shareholders of our consolidated affiliated entities do not have a significant equity stake in our company other than the share options granted to them. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, cause our consolidated affiliated entities to breach or refuse to renew, the existing contractual arrangements with us. Currently, we do not have any arrangements to address potential conflicts of interest between these individuals and our company, except that we could exercise our transfer option under the exclusive equity purchase and transfer option agreement with the relevant individual nomine shareholder to request him/her to transfer all of his/her equity ownership in the relevant consolidated affiliated entity to a PRC entity or individual designated by us. We rely on Mr. Robin Yanhong Li, who is also a director of our company, to abide by the Cayman Islands law, which provides that directors owe a fiduciary duty to the company, and those who are also directors or officers of our PRC subsidiaries to abide by PRC law, which provides that directors and officers owe a fiduciary duty to the company. Such fiduciary duty requires directors and/or officers to act in good faith and in the best interests of the company and not to use their positions for personal gains. There are, however, no specific provisions under the Cayman Islands or PRC law on how to address potential conflicts of interest. If we cannot resolve any conflict of interest or dispute between us and the individual nominee shareholders of our consolidated affiliated entities, we would have to rely on legal proceedings, which could disrupt our business, distract management and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may be unable to collect long-term loans to the nominee shareholders of our consolidated affiliated entities in China.

As of the date of this annual report, we have made long-term loans in an aggregate principal amount of RMB935.1 million (US$154.5 million) to the nominee shareholders of our consolidated affiliated entities. We extended these loans to enable the nominee shareholders to fund the capitalization of these entities. As of the date of this annual report, all of the registered capital of our consolidated affiliated entities in China has been fully funded. We may in the future provide additional loans to the nominee shareholders of our consolidated affiliated entities in China in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans will depend on the profitability of these consolidated affiliated entities and their operational needs, which are uncertain.

We are in the process of registering the pledges of equity interests by nominee shareholders of some of our consolidated affiliated entities, and we may not be able to enforce the equity pledges against any third parties who acquire the equity interests in good faith in the relevant consolidated affiliated entities before the pledges are registered.

The nominee shareholders of each of our consolidated affiliated entities have pledged all of their equity interests in the relevant consolidated affiliated entities to our subsidiaries. An equity pledge agreement becomes effective among the parties upon execution. However, according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. The pledge relating to each of Baidu Netcom, Beijing Perusal Technology Co., Ltd., or Beijing Perusal, and BaiduPay has been registered with the relevant local administration for industry and commerce, while we are in the process of registering the pledge of the registered capital of certain of our newly acquired or established consolidated affiliated entities. Prior to the completion of the registration, we may not be able to successfully enforce the equity pledge against any third parties who have acquired property right interests in good faith in the equity interests in the relevant consolidated affiliated entities.

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

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Since 2012, growth of the Chinese economy has slowed. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy, may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets.

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

PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past decades. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. The following are a few examples:

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

•

The licensing requirements relating to the internet business in China are uncertain and evolving. This means that permits, licenses or operations at some of our PRC subsidiaries and consolidated affiliated entities may be subject to challenge, or we may not be able to obtain or renew certain permits or licenses, including without limitation, a Value-Added Telecommunication Business Operating License, which is issued by the MIIT, an Internet News License, which is issued by the State Council News Office, an Internet Culture Business Permit with the permitted scope of business covering online game operation and online game virtual currency issuance or trading, which is issued by the Ministry of Culture, an Online Audio/Video Program Transmission License, which is issued by the State Administration of Radio Film and Television, or SARFT (which was consolidated with the General Administration of Press and Publication, or GAPP, and is currently known as the State Administration of Press Publication, Radio, Film and Television, or SAPPRFT), an Internet Publication License, which is issued by the GAPP (which was consolidated with the SARFT and is currently known as SAPPRFT), a Surveying and Mapping Qualification Certificate for internet map services, which is issued by the State Bureau of Surveying and Mapping, a Payment Service Permit, which is issued by the People’s

Bank of China, and a Qualification Certificate for Internet Drug Information Services, which is issued by provincial branch of the State Food and Drug Administration. Failure to obtain or renew these permits and licenses may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

We provide value-added telecommunications services through our consolidated affiliated entities, which hold the required licenses. In July 2006, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a Value-Added Telecommunication Business Operating License or its shareholders must directly own the domain names and trademarks used by the license holder in its provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain these facilities in the regions covered by its license. Baidu Netcom, Beijing Perusal and BaiduPay, our consolidated affiliated entities, own the necessary domain names and trademarks, including pending trademark applications and have the necessary personnel and facilities to operate our websites.

We offer online games provided by our game operator partners on our websites owned and operated by our consolidated affiliated entities. We have also acquired 91 Wireless, which operates two leading smartphone application distribution platforms in China as well as a mobile game platform through consolidated affiliated entities. In September 2009, the GAPP (currently known as SAPPRFT) together with several other government agencies issued a notice, or the Circular 13, prohibiting foreign investors from participating in online game operating businesses through wholly-owned enterprises, equity joint ventures or cooperative joint ventures in China. Circular 13 expressly prohibits foreign investors from gaining control over or participating in PRC operating companies’ online game operations through indirect means, such as establishing joint venture companies, entering into contractual arrangements with or providing technical support to the operating companies, or through a disguised form, such as incorporating user registration, user account management or payment through game cards into online game platforms that are ultimately controlled or owned by foreign investors. Other government agencies that also have the authority to regulate online game operations in China, such as the Ministry of Culture and the MIIT, did not join the GAPP in issuing the Circular 13. To date, neither the GAPP nor SAPPRFT has issued any interpretation of the Circular 13. Due to the ambiguity among various regulations on online games and a lack of interpretations from the relevant PRC authorities governing online game operations, there are uncertainties regarding whether PRC authorities would consider our relevant contractual arrangements to be foreign investment in online game operation businesses. While we are not aware of any online game companies which use the same or similar contractual arrangements as ours having been penalized or ordered to terminate operation by PRC authorities claiming that the contractual arrangements constitute control over, or participation in, the operation of online game operations through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future. If our relevant contractual arrangements were deemed to be “indirect means” or “disguised form” under the Circular 13, the relevant contractual arrangements may be challenged by the SAPPRFT or other governmental authorities. If we were found to be in violation of the Circular 13 to operate our mobile game platform, the SAPPRFT, in conjunction with relevant regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases, suspending or revoking the relevant licenses and registrations. If we were found to be in violation of any existing or future PRC laws or regulations, including the MIIT notice and the Circular 13, the relevant regulatory authorities would have broad discretion in dealing with such violations.

As we enter into new businesses, we may encounter additional regulatory uncertainties. For example, it remains unclear whether the provision of online payment services by BaiduPay will require BaiduPay to apply for a value-added telecommunications business operating license for “online data processing and transaction processing businesses” as provided in the Catalog of Telecommunications Businesses promulgated by the MIIT. In addition, in March 2014, according to reports on certain websites, the People’s Bank of China has formulated a draft of the Administrative Measures on the Online Payment Business of Payment Institutions for the purpose of soliciting opinions from selected groups on certain proposed changes to laws relating to online payments, such as the imposition of limits on the amounts that can be paid for consumption purposes from online payment accounts opened with online payment institutions. There are substantial uncertainties as to if and when the draft administrative measures will be adopted into law and what further changes will be made to such measures prior to or during such adoption. If the draft administrative measures are adopted into law in the future, our Baidu Wallet business may be adversely affected.

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

Moreover, our compliance with PRC regulations governing internet access and distribution of news and other information over the internet may subject us to negative publicity or even legal actions outside of China. In May 2011, eight New York residents filed a lawsuit against us before the U.S. District Court for the Southern District of New York accusing us of aiding Chinese censorship in violation of the U.S. Constitution. In March 2014, the U.S. District Court for the Southern District of New York granted our motion for judgment on the pleadings based upon the First Amendment to the U.S. Constitution and dismissed the plaintiffs’ complaint in its entirety. Even though we have won the case, we cannot assure you that the plaintiffs’ will not appeal this decision and our reputation may be adversely affected among users and investors outside of China.

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

Some of our principal PRC subsidiaries and consolidated affiliated entities, including Baidu Online Network Technology (Beijing) Co., Ltd., or Baidu Online, Baidu.com Times Technology (Beijing) Co., Ltd., or Baidu Times, Baidu Netcom and Baidu (China) Co., Ltd., or Baidu China, and certain other PRC subsidiaries and consolidated affiliated entities, are entitled to enjoy a preferential tax rate of 15% due to their qualification as “High and New Technology Enterprise”, which has a term of three years. If any or some of these PRC subsidiaries and consolidated affiliated entities fail to maintain the “High and New Technology Enterprise” qualification, their applicable EIT rate will be up to 25%. Furthermore, in April 2013, Baidu Online obtained the certificate of “Key Software Enterprise” jointly issued by the National Development and Reform Commission, MIIT, Ministry of Commerce and State Administration of Taxation, which entitled it to enjoy a preferential income tax rate of 10% for 2011 and 2012. In December 2013, Baidu Online has obtained the certificate of “Key Software Enterprise” status for 2013 and 2014 from the relevant government authorities. There is no assurance that Baidu Online will continue to maintain the “Key Software Enterprise” status. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC Enterprise Income Tax.”

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

Baidu, Inc. is our offshore holding company conducting operations in China through our PRC subsidiaries and consolidated affiliated entities. We may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Loans by Baidu, Inc. or any of our offshore subsidiaries to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. Such loans to any of our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested enterprise is the difference between the amount of total investment as approved by the PRC Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested enterprise. Any medium or long-term loans by Baidu, Inc. or any of our offshore subsidiaries to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and SAFE, or their relevant local counterparts. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Meanwhile, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions given the PRC legal restrictions on foreign ownership of internet, online advertising, online audio and video services and mobile application distribution businesses.

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

We have notified holders of ordinary shares of our company whom we know are PRC residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. We are aware that Mr. Robin Yanhong Li, our chairman, chief executive officer and principal shareholder, who is a PRC resident, has registered with the relevant local SAFE branch, and is in the process of updating such registration to reflect recent changes as a result of certain acquisitions. We, however, cannot provide any assurances that all of our shareholders who are PRC residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company.

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

PRC regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in August 2006, among other things, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the PRC Ministry of Commerce in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the PRC Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that the PRC Ministry of Commerce or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, the Anti-Monopoly Law requires that the PRC Ministry of Commerce be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of the laws and regulations mentioned above and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against the Big 4 PRC-based accounting firms.

In December 2012, the SEC brought administrative proceedings against the Big 4 accounting firms in China, including our independent registered public accounting firm, alleging that these accounting firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit papers and other documents related to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the Administrative Law Judge presiding over the matter reached an initial decision that the firms had each violated the SEC’s rules of practice by failing to produce the audit work papers and related documents directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months. The Big 4 PRC-based accounting firms recently appealed the initial administrative law decision to the SEC. The initial administrative law decision will not become effective until and unless it is endorsed by the full SEC. The accounting firms can then further appeal the final decision of the SEC through the federal appellate courts. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the four accounting firms subject to the six month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

While we cannot predict the outcome of the SEC’s review, nor that of any subsequent appeal process, if the Big 4 PRC-based accounting firms, including our independent registered public accounting firm, are ultimately temporarily barred from practicing before the SEC, and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to our delisting from NASDAQ or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, which became effective retroactively as of January 1, 2008, where a non-resident enterprise investor transfers equity interests in a PRC resident enterprise indirectly by way of disposing of equity interests in an overseas holding company, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise investor should report such indirect transfer to the relevant tax authority of the PRC resident enterprise. The PRC tax authority will examine the true nature of the indirect transfer, and if the tax authority considers that the non-resident enterprise investor has adopted an abusive arrangement without a reasonable commercial purpose in order to reduce, avoid or defer PRC tax, they will disregard the existence of the overseas holding company that is used for tax planning purposes and re-characterize the indirect transfer. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at the rate of up to 10%. In addition, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequence to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a “passive foreign investment company,” or PFIC, for our taxable year ended December 31, 2013, and we do not expect to be a PFIC for our taxable year ending December 31, 2014 or for the foreseeable future. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets is generally determined by reference to the market price of the ADSs and ordinary shares, which may fluctuate considerably. In addition, because there are uncertainties in the application of the relevant rules and because PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for the current or any future taxable year.

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

In July 2011, we acquired a majority stake in Qunar, an online travel search services provider, and have since then consolidated the financial results of Qunar in our consolidated financial statements. On November 1, 2013, Qunar listed its ADSs, each representing three Class B ordinary shares of Qunar, on the NASDAQ Global Market in connection with its initial public offering. We remain to be the majority shareholder of Qunar after its initial public offering.

In November 2012, we obtained the controlling interest in Qiyi.com, Inc., a prior equity method investee, and have since then consolidated its financial results into our consolidated financial statements. In May 2013, we acquired the online video business of PPStream Inc. and have merged it with iQiyi and have since then consolidated its financial results into our consolidated financial statements.

In October 2013, we acquired 100% equity interest of 91 Wireless from NetDragon Websoft Inc. and the other shareholders of 91 Wireless, and have since then consolidated its financial results into our consolidated financial statements.

B. Business Overview

We are the leading Chinese language internet search provider. As a technology-based media company, we aim to provide the best way for people to find information. In addition to serving users, we provide an effective platform for businesses to reach potential customers.

Our Baidu.com website was the largest website in China and the fifth largest website globally, as measured by average daily visitors and page views during the three-month period ended December 31, 2013, according to Alexa.com, an internet analytics firm. We are the most used internet search provider in China, capturing 81.6% of internet search traffic in China in 2013, according to iResearch Consulting Group, a market research firm. Our “Baidu” brand received the highest ranking for an internet brand in China in BrandZ Top 50 Most Valuable Chinese Brands 2013, a study published by Millward Brown Optimor, a brand strategy research firm.

We conduct our operations primarily in China, and our revenues generated from international operations are insignificant. Revenues generated from our operations in China accounted for approximately 99.6%, 99.5% and 99.8% of our total revenues in 2011, 2012 and 2013, respectively.

We serve three types of online participants:

Users. We offer a Chinese language search platform on our Baidu.com website that enables users to find relevant information online, including web pages, news, images, documents and multimedia files, through links provided on our website. We also offer several international products and services in local languages to users in several other countries.

We also provide a broad range of products and services to enrich user experience and facilitate easy and quick search, including search products, social-networking products, user-generated-content-based (UGC-based) knowledge products, location-based products and services, entertainment products, security products, mobile related products and services, products and services for developers and webmasters and other products and services. Our products and services can be accessed through PCs and mobile devices. We aspire to provide the best search experience to our users. To this end, we have invested in advanced technologies such as deep learning and semantic intelligence.

We also offer a broad range of mobile products, including Baidu Mobile Search, Baidu Mobile Maps, Baidu Mobile Assistant, 91 Assistant, HiMarket, Baidu Mobile Guardian, Baidu Mobile Browser, Baidu Photo Wonder and Baidu Yun.

Customers. We deliver online marketing services to a diverse customer base operating in a variety of industries. In 2013, we had approximately 753,000 active online marketing customers. Our online marketing customers consist of SMEs throughout China, large domestic companies and Chinese divisions and subsidiaries of large, multinational companies. We have a diverse customer base in terms of industries and geographical locations. Our defined industries in which our customers operate include medical and healthcare, education, software and online games, tourism and ticketing, machinery, construction and decoration, franchising, electronic commerce, electronic products, business services, transportation, financial services, information technology services, electronic components and household appliances. Customers in our top five industries contributed approximately 54% of our total online marketing revenues in 2013. Although we have customers located throughout China, we have a more active and larger customer base in coastal regions, reflecting the current general economic demographics in China.

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

To enable our customers to effectively capture the mobile opportunity, we provide free tools to customers to help them build and modify mobile landing pages and proactively educate customers about mobile marketing. In May 2013, we introduced an integrated bidding system to better streamline the bidding experience on PC and mobile channels for our customers. Mobile Revenue exceeded 20% of our total revenues for the fourth quarter of 2013.

Baidu Union Members. Baidu Union consists of a large number of third-party web content, software and mobile application providers. Baidu Union members can display on their properties our customers’ promotional links that match the content of such members’ properties. Some Baidu Union members also embed some of our products and services into their properties. We allow Baidu Union members to provide high-quality and relevant search results to their users without the cost of building and maintaining advanced search capabilities in-house and to monetize their traffic through revenue sharing arrangements with us. We reward Baidu Union members which bring higher quality traffic to us by sharing with these members more revenues as a percentage of total revenues recognized by us. The number of Baidu Union members that contributed revenues to us decreased by approximately 14.4% in 2013. The decrease in Baidu Union members reflected our continuous efforts to optimize our quality of traffic, which caused the ceasation of cooperation with some union members.

Products and Services for Users

We focus on offering products and services that enable our users to find relevant information quickly and easily. We offer our main products and services to users through Baidu.com free of charge generally. These products and services can be accessed through PCs, mobile and other non-mobile devices. We organize our products and services into nine categories, namely, search products, social-networking products, UGC-based knowledge products, location-based products and services, entertainment products, security products, mobile related products and services, products and services for developers and webmasters, and other products and services. We also offer some products and services provided by our associated or cooperative websites.

Search Products

Baidu Web Search. Baidu’s web search allows users to locate information using Chinese language search queries. Our web search also incorporates some of Bing’s English search results, which are presented to our users conducting searches using English language search queries. Through our proprietary search technology, we build and continuously refine a large database of Chinese synonyms and closely associated phrases, which is essential for accurate and efficient execution of Chinese language searches. The Baidu.com home page features a search box prominently, which is designed not only to load quickly but also to be user-friendly. After entering a search query, users are generally presented with a list of search results, which may include our customers’ links marked as sponsored links. Users can then access the desired websites by clicking on the hypertext links displayed in the search results.

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

•

Layout design—adopts a layout design that matches users’ interest for the topic to enable quick search, and offers customized recommendation links and knowledge that derive from both of our web knowledge graph and the aggregated user search history and preference, at right side of search result.

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

•

Knowledge graph—Baidu Knowledge graph aggregates the contents from multiple sources and classifies them into different knowledge entities, where each knowledge entity is of well-defined structure, consisting of various attributes and operations. The Knowledge graph can display the content of knowledge entity in one card and render the card in the search result page. The card contains the various attributes of the entity, sorted with relevancy and popularity. With the Knowledge graph, we can answer some queries directly through displaying accurate answers on the search result page. Given a query, the Knowledge graph can find not only the directly related knowledge entity but also some loosely related knowledge entities. Our search engine renders those loosely related entities in the right panel of the search result page, so as to motivate the user to search more. With the Knowledge graph, we reinforce the conversation between users and our search engine in order to better understand the need of users.

In addition, Baidu Web Search allows users to launch some applications directly, which feature is powered by Baidu Open Platform and Baidu Open Cloud where content providers and developers can submit their contents and applications.

Baidu Image Search. Baidu Image Search enables users to search for images on the internet by term queries or various categories and offers advanced features, such as search by image file type and search within a designated website or web page. Baidu Image Search also allows users to search information on an image or search other similar images by allowing users to upload an image or enter its uniform resource locator (URL). In addition, registered users can upload, label and share with others high-quality pictures through Baidu Image Search.

Baidu Video Search. Baidu Video Search enables users to search by term queries for and access through hyperlinks online video clips that are hosted on third parties’ websites. Baidu Video Search also allows users to locate and play various video content on smartphones and tablets, and support blue ray playing based on the mobile cloud technology.

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

Qunar. Qunar is the leading search-based commerce platform for the travel industry in China. Qunar enables travelers to find travel deals by aggregating and processing highly fragmented travel product information from tens of thousands of travel service providers into an organized and user-friendly display through its proprietary technology.

Nuomi. We acquired a majority equity interest in Nuomi Holdings Inc., or Nuomi, a previously wholly owned subsidiary of Renren Inc., in October 2013, and acquired the remaining equity interest in Nuomi in February 2014. Nuomi.com, now a wholly owned subsidiary of us, offers group buying services and products to Nuomi users. Entertainment, dining, health and beauty services make up the majority of its social commerce deals. Nuomi users can access the service through nuomi.com, Nuomi’s mobile app and additional channels such as Baidu Maps and tuan.baidu.com.

Social-networking Products

Baidu Post Bar. Baidu Post Bar provides users with a query-based searchable community to exchange views and share knowledge and experience, as well as an enhanced instant communication tool. Baidu Post Bar offers both web and mobile versions. The mobile version of Baidu Post Bar has a group real-time interaction function, through which users can create or join a group based on their interests or locations. The community can be further expanded by users posting new topics that have not been covered in the community before. In Baidu Post Bar, users can search, read and browse internet message boards and after signing in, reply to other members of the community publicly. Registered users can also follow a topic through text, image, audio and video posts, and send private text and image messages, as well as audio message on mobile devices, to each other within the community. Baidu Post Bar covers a broad range of topics and interest areas, such as society, sports and entertainment. In addition, we have started cooperation with third-party partners by allowing them to set up affiliated post bars to facilitate better communication with users.

Baidu Space. Baidu Space allows registered users to create personalized homepages in a query-based searchable community. Registered users can post their blogs, photo album and certain personal information on their homepages and establish their own communities of friends who are also registered users.

Baidu Album. Baidu Album is a cloud-enabled photo storing and sharing service, which allows users to upload pictures without compression and share with others with privacy control. Baidu Album uses cloud-based back-up technology to preserve the uploaded pictures.

UGC-based Knowledge Products

Baidu Knows. Baidu Knows provides users with a query-based searchable community to share knowledge and experiences. Through Baidu Knows, registered users can post specific questions for other users to respond. Any users of our Baidu.com website can also search, read and browse questions and answers by registered users of Baidu Knows. Baidu Knows has also invited experts in many fields such as medical care, maternal and child health, law and education to address users’ questions.

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

Location-based Products and Services

Baidu Maps. Baidu Maps integrate map data from third-party suppliers and web information, providing users with services relating to locations, routes, and local merchants on their PCs and mobile devices in both offline and online modes. Baidu Maps for mobile devices (Baidu Mobile Maps) has increasingly served as a gateway for users to conduct local searches. It has an open application programming interface and integrates services and information from numerous partners.

•

Local Life Service. Through Baidu Maps, users can access in-depth information of local merchants and can also review services provided by local business owners. Through Baidu Mobile Maps, users can also locate their current position and search for points of interests and services near their current location or designated location. These points of interests and services include restaurants, hotels, movie theaters, KTVs, gas stations, scenic spots, banks, bars, as well as food delivery, coupons and group buy deals offered and displayed by local merchants. Users can access local merchants’ telephone numbers, addresses, directions, reviews and comments, coupons and latest group buy offers. Users can make online reservation at a restaurant or cinema or arrange for a taxi pickup through Baidu Maps.

•

Intelligent Direction Navigation Service. Users can enjoy comprehensive intelligent direction navigation service, including suggested routes for driving, public transportation and walking, voice navigation, real-time traffic status and real-time public transportation status.

Baidu Group Buy Directory. Baidu Group Buy Directory is a navigation site through which users can view group buy items by categories provided by third-party group buy websites and click through links to these group buy websites for more information.

Baidu Navigation. Baidu Navigation is a professional navigation application that can be used in both offline and online modes. It can support both Android and iOS systems. Baidu Navigation provides users with site searching, positioning, driving route planning and driving guidance service. Baidu Navigation also supports site searching and navigation launching through voice commands.

Baidu Travel. We run a beta version of Baidu Travel, which aims to provide users with flights, hotels and other travel-related information for domestic and international destinations, covering top attractions, transportation, accommodation, shopping and cultural highlights, and allow registered users to share their travel experience by posting their own travel journals and comments.

Entertainment Products

IQiyi and PPS. IQiyi is an online video platform with a content library that includes copyrighted movies, television series, cartoons, variety shows and other programs. The programs are provided by content providers under licensing arrangements. Apart from sourcing copyrighted contents, iQiyi also produces a variety of original content. In addition, iQiyi provides online community services to facilitate user communication and interaction. Users can also search and watch iQiyi.com videos on their mobile phones free of charge. In May 2013, we acquired the online video business of PPStream Inc. and have merged it with iQiyi. PPS has since then operated as sub-brand of iQiyi. The combined entity was the largest online video platform in China as of December 2013, in terms of number of mobile users, according to iResearch.

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

Baidu Games. Baidu Games is a channel where registered users can play web games provided by our online game operator partners. In addition, we also offer a web games portal, providing game players with updated web game-related information such as new releases, walk-throughs and reviews. Baidu DuoKu mobile games platform collaborates with licensed content providers inside and outside China in providing a diverse array of licensed and healthy games to users, hosting dedicated mobile channels and up-to-date licensed games, and has attracted a large community of mobile game players.

Security Products

Baidu Mobile Guardian. Baidu Mobile Guardian is a powerful phone security software, using mobile anti-virus technology. It can provide users with free system optimization, mobile handset accelerator, virus sweeper, data privacy, free system optimization, harassing phone intercept, refuse removal and other features. Baidu Mobile Guardian ranked No. 1 in January 2014 by AV-Test, an international authoritative testing organization.

Baidu Guard. Baidu Guard is a computer maintenance software that we offer free of charge. Using cloud-based technology, Baidu Guard offers computer speedup, system cleanup, software management, and security maintenance functions.

Baidu Antivirus. Baidu Antivirus is an antivirus software that we offer free of charge. It offers proactive defense, file protection, USB protection, download protection, browser protection, self-defense and other professional security features, and protects PCs from virus, worms, Trojans and other malware infections. Ultrafast response based on cloud technology provides accurate scan reports and real-time protection for PCs.

Mobile Related Products and Services

Baidu Mobile Search. Baidu Mobile Search enables users to access our search and community-based products and services such as Baidu News, Baidu Post Bar, Baidu Knows and Baidu Map Search using mobile devices, including WAP-enabled mobile phones. Baidu Mobile Search supports text, voice and image search to better serve users of mobile devices. By minimizing graphics and interactive contents, Baidu Mobile Search offers a user friendly and productive mobile internet search experience.

Baidu Mobile Assistant. Baidu Mobile Assistant is a mobile application marketplace designed for Android mobile devices. The platform offers an extensive and diversified array of applications, and selects and recommends high-quality applications based on big data analytics. Baidu Mobile Assistant helps improve users’ phone management, allowing users to download, upgrade, manage and delete applications easily and conveniently. It also allows users to share files such as applications, videos, audios and images easily without data usage.

91 Wireless. 91 Wireless is one of the leading mobile application marketplaces and mobile game operators in China. 91 Wireless mainly engages in the development and operation of two leading smartphone application distribution platforms in China, namely 91 Assistant and HiMarket, or together the 91 Smartphone Apps Marketplaces, a community website 91.com, 91 Launcher, 91 Panda Reader, as well as other popular products for smartphone users. 91 Wireless operates its mobile games through 18183.com, which is a comprehensive game portal site where users can search and download mobile games, obtain game related news and share experience.

Baidu Mobile Browser. We offer this web browser for mobile phones based on Android.

Baidu Yun. Through Baidu Yun, we offer personal cloud computing services to users. Baidu Yun allows users to upload documents, images, audios and videos to its cloud servers, stores the uploaded data with security control and provides real-time back-ups, and makes them accessible across different terminals including tablets, smartphones and desktops. Users can also share these data in many friend circles.

Baidu PhotoWonder. Baidu PhotoWonder is an application for users of smartphones based on iOS and Android to take and enhance photos and share them among some social networking sites. Baidu PhotoWonder has a celebrity face match functionality that uses facial recognition and search technology and allows users to find celebrities who look similar to the users.

Other Baidu Mobile Applications. We offer several other mobile applications which provide functions similar to those provided by non-mobile devices such as Baidu Travel, Baidu Video, Baidu Post Bar, Baidu Knows, Baidu Encyclopedia, Baidu WenKu, Baidu Album and Baidu News. These applications are tailored for mobile device users and also offer some particular functions.

Products and Services for Developers and Webmasters

Baidu Open Cloud. Through the paradigm of LightApp, mobile applications, and opening up its technologies and cloud capacities to developers, Baidu Open Cloud platform provides a complete solution that takes developers from “development” to “distribution” and from “creation” to “monetization.” Baidu Open Cloud platform works with developers in the following aspects in building an ecosystem:

•

App Builder—App Builder is a set of tools to help content publishers and service providers build applications quickly and easily. It provides services such as standardization guidelines, a wide selection of templates and components, and the ability to import data and generate and distribute applications.

•

Clouda—Clouda is an open-source project created and maintained by Baidu Open Cloud and worldwide developer community over the past two years. Clouda uses JavaScript as its only language for both server and client implementations, and has a built-in cloud-client unifying philosophy, a reactive user interface, real-time infrastructure and spider-friendly capability. Clouda can be used to build both web applications and hybrid applications.

•

SiteApp—SiteApp is the tool that allows webmasters to effortlessly transform PC websites into mobile-compatible sites. When users search for a site with Baidu mobile search, they will automatically be directed to the mobile site generated by SiteApp instead of the PC website if the webmasters choose to use SiteApp. The choice will increase traffic to the mobile sites. In addition, SiteApp can help monetize mobile traffic if webmasters choose to utilize online ads or other Baidu Union resources.

•

Baidu Cloud Push—Baidu Cloud Push is a messaging service that helps developers send messages from the server to their mobile applications. It builds a stable communication channel between the cloud and end devices, allowing end-to-end data exchange. Baidu Cloud Push now supports both Android and iOS platforms with a unified backend solution, providing push notifications and push messaging with user targeting and geo-location targeting options.

•

Personal Cloud Storage (PCS)—PCS provides cloud storage and service to individual users. The service allows users to backup or restore personal data, synchronize data among various devices, and share data with others. In addition, PCS provides developers with abundant capabilities, such as handling both file data and structured data, generating thumbnail, transcoding, labeling, Cloud Match and third-party ID access/authorization.

•

Baidu App Engine (BAE)—BAE provides developers with a runtime environment for PHP, JAVA and Python. Additionally, cloud storage, message service and cloud database are also provided by BAE. The goal of BAE is to enable developers to deploy and manage their applications easily and automatically and provide a running environment of dynamic scaling and load balancing. Owing to BAE, developers can focus on the business logic instead of the maintenance work.

•

Mobile Test Center (MTC)—MTC provides developers with overall and automated test services based on hundreds of models, free of charge. It covers both native application and web application, including all the mainstream resolutions, models and Android versions.

•

Baidu Media Cloud—Baidu Media Cloud provides a package of multimedia-related services, including video-processing, face recognition, voice recognition and image-processing services, through cross-platform software development kits (SDKs) and RESTful APIs.

LBS Open Platform. Location based services (LBS) open platform provides Web, Android or iOS-based third-party application developers with free services, including location, maps, data on local merchants, cloud storage and cloud computing of LBS data. Based on these basic services, developers can develop their own LBS applications. We also provide automobile manufacturers, telematics service providers (TSPs), automobile terminal hardware manufacturers, and hardware related software developers with automobile networking API in order to facilitate the developments of automobile terminal applications, including location search, driving routes search, latitude and longitude search by addresses, sending routes information on the web to mobile phones and inquires about transportation events at current city.

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

Baidu Top Searches and Search Index. Baidu Top Searches provides listings of top search terms based on daily search queries entered on Baidu.com. The listings are organized by categories and allow users to easily locate popular search terms on topics of interest. We also offer Baidu Search Index, a data sharing platform based on the behavior data of Baidu users, through which one can study the search trend of a particular query, observe users’ interest and demand, monitor public opinions, locate users’ features and analyze the market characteristics.

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

Other Products and Services

Baidu Wallet. Baidu Wallet, formerly branded as BaiduPay, provides online and mobile payment services. Baidu Wallet not only supports Baidu products and services, such as search, vertical search, application distribution, mobile search, various mobile products and other products and services that require payment from users, but also provides payment services to third-party e-commerce companies and mobile games. Baidu Wallet is a product that offers users both payment and wealth management functions. Baifa, one of the new functions of Baidu Wallet, provides certain services to users in connection with wealth management services offered by third-party funds and other companies to our users. After registering on Baifa platform, users can invest in wealth management products provided by fund companies. Baidu Wallet provides account services to help users manage their wealth.

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

Baidu Translation. Baidu Translation is a free online translation service that provides instant translation of texts and web pages between ten different languages, including Chinese, English, Japanese, Korean, Russian, French, Spanish, Thai, Arabic and Portuguese. Baidu Translation supports functions such as dictionary, search and translation services in one interface, and provides open translation API to translate texts and localize web pages for users’ convenience. The Baidu Translation mobile app enables offline and online, voice activated translation, optical character recognition and image recognition.

Baidu Reading. Baidu Reading is an e-book platform. Baidu Reading has partnered with copyright owners and offers licensed digital books covering as social science, technology, education and many other fields. Baidu Reading is accessible from PCs and mobile devices, and allows paid online reading and download.

Baidu Browser. Baidu Browser is a PC internet browser. Baidu Browser has a landing page with pre-added links of selected popular websites and applications including games. Users can remove these links from their landing pages of Baidu Browser. They can also search for their favorite websites and applications from a collection of websites and applications, most of which are from outside developers, and add them to their Baidu Browser landing pages. We added three important features, namely, Cloud Storage, Drag Search and Cloud Reader, on Baidu Browser in 2012. Cloud Storage allows users to backup all files. Drag Search can monitor users’ drag operations and then return the query results that users want immediately, such as Map, Translation and Encyclopedia.

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

Baidu Senior Citizen Search. Baidu Senior Citizen Search is web search specifically designed for senior citizen users. Supported by Hanvon, Baidu Senior Citizen Search allows users to handwrite search terms in Chinese by moving around the mouse and produce search results more tailored to senior users’ interests and experiences. It also selects websites that may be of interest to senior users and organizes these into categories and subjects.

Baidu Missing Person Search Site. We launched this missing person search site in support of those looking for missing persons. Families can upload to the site photos of the missing persons with the date they went missing and a range of other personal information that can be tracked by local law enforcement. Internet users who have come across missing persons or those suspected to be the victims of human-trafficking can upload photos and details of the encounter. Deep learning technology has been applied to match the similar faces and return the corresponding information.

Major Products and Services by Associated or Cooperative Websites

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

International Products and Services

We offer search services, input method editor for PC and mobile users, as well as directory navigation product in other countries or regions currently.

Products and Services for Customers

We focus on providing customers with cost-effective and targeted marketing solutions. We generate almost all of our revenues from online marketing services, including online marketing services based on search queries, contextuals, audience attributes, display placements and online marketing services of other forms. Our online marketing services generally comprise text links, images, multimedia files and interactive forms.

Online Marketing Services Based on Search Queries

Online marketing services based on search queries are keyword-based marketing services targeted at and triggered by internet users’ search queries, which include our P4P services and other search query–based online marketing services, for example, BrandZone. Typically, a P4P customer pays us when users click on one of its website links on Baidu search result pages or Baidu Union members’ properties, while a Brand-Link customer pays us based on the duration of the placement on Baidu search result pages. Users could reach our P4P sponsored links and Brand-Link on either mobile or non-mobile devices.

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

We have recently launched commercial Knowledge graph, whereby we customize search results by vertical. The commercial Knowledge graph initiative enhances our users’ search experience and our customers’ ROI. Beyond the search function, commercial Knowledge graph allows users to purchase or acquire the products or services offered by our customers in the search results, and provide comments on the products or services after consumption. The search results of commercial Knowledge graph consist of a card and a landing page, both of which can display promotion information for customers. In order to meet users’ demand for different industries, we are developing commercial Knowledge graph targeting at different verticals, including medical care, education, online gaming, ecommerce, finance, automobile and travel.

Phoenix Nest, one of our current online marketing systems, is designed to improve relevance in paid search and increase value for customers, thus driving monetization efficiency. Compared to our previous auction-based online marketing system, Phoenix Nest adopts enhanced algorithms that generate more relevant online marketing and provides customers with additional tools and information to help them better manage their spending and achieve higher ROI.

We have made enhancements continually to our Phoenix Nest platform. We have opened online marketing on mobile search to all customers to allow them to promote their products and services. Besides text descriptions, customers can also promote their applications on mobile search. In order to help customers achieve better ROI from mobile search campaigns, we provide a series of special management tools in Phoenix Nest, including WAP site building tool for enhanced user experience, online chatting tool for better user engagement, mobile statistics analysis tool for enhanced conversion tracking, and performance reporting for managing campaign effectiveness. Meanwhile, we provide optimization packages in Phoenix Nest to help customers enhance the marketing performance more easily. Moreover, we have launched Phoenix Nest App (Android) allowing customers to manage their online marketing anywhere and anytime. We provide tools and features, such as Phone Calls, App Downloads, Site-Links on Mobile, Brand-Link on Mobile, allowing customers to manage and optimize mobile marketing and understand the mobile opportunity properly.

In 2013, we launched an integration project to help customers better manage their marketing placement on mobile internet. As part of our efforts to help customers build mobile sites, we have also upgraded the effectiveness and usability of our site building tools such as SiteApp, and provided a series of ancillary tools, so as to improve the number and quality of the sites built by our customers. Meanwhile, we have further improved our anti-cheating capability in order to protect customers’ interests and enhance their confidence. Moreover, we have developed a new marketing product based on Phoenix Nest, referred to as Product & Service Ads (“ ”). Products & Services Ads is an advanced solution that allows customers with sizable products and services inventory to automatically create and manage customized and targeted marketing placements. Products & Services Ads include rich product (or service) information, such as description, image, price, location and discount.

BrandZone. BrandZone is our flagship branding display marketing product. The marketing message for a customer can integrate text description, image and video, and appear in a prominent position of the search result page. The inventory for Brandzone includes not only our web search but also various vertical search products, such as Baidu Knows, Baidu Image Search and Baidu Video Search. BrandZone allows the brand image of an advertiser to be displayed in all the vertical search products in a structured and uniform manner.

Online Marketing Services Based on Contextuals

Online marketing services based on contextuals refer to our Network Marketing services and native advertising services.

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

Native Ads. We allow native ads to be placed in our vertical search products. For example, advertisers can provide corporate information and news as well as expert answers to users’ inquiries in our knowledge-based vertical search products such as Baidu Knows, Baidu Encyclopedia and Baidu News, and place rich media ads in our multimedia vertical search products.

Online Marketing Services based on Audience Attributes

Online marketing services based on audience attributes allow our customers to match their promotional links or advertisements to their target audience. Customers can define and manage their target audience using a combination of individual audience attributes selected from a portfolio of pre-defined audience attributes, which cover online consumers’ intent, needs and wants, demographics, location, interest, lifestyle, preferences and others. We generate revenue from these services typically based on the number of clicks on our customers’ links and share the revenues with our Baidu Union members for displaying our customers’ promotional links on Baidu Union members’ properties in accordance with pre-agreed terms. Some customers pay us on a cost per thousand impressions basis for the links on Baidu Union members’ properties.

Online Marketing Services of Display Placements

Online marketing services of display placements allow our customers to display links insensitive to search queries at a designated location on Baidu’s properties or Baidu Union members’ properties. We have extended our display ads network to mobile applications, helping mobile application developers monetize their mobile applications. Our customers mainly pay us, among other less common forms of payments, based on the duration of the placement on Baidu’s properties or on a cost per action basis, for example, number of registered users, on Baidu Union members’ properties.

Online Marketing Services of Other Forms

We offer other forms of online marketing services, including directing traffic to a customer’s content to allow more exposure of the content to users, and to enable users to purchase and use the content through non-mobile devices. Users could also access some of the content through mobile devices, such as 91 Wireless’ mobile game and application distribution platforms. In addition, we also provide groupbuy services through nuomi.com.

We also offer certain value-added consultative services that help customers maximize their ROI.

Baidu Marketing Platform. On Baidu Marketing Platform, customers can not only understand and use our various online marketing services but also enjoy our value-added services. At the early phase of their marketing placement, we provide various consulting services to assist customers in better understanding the market conditions and designing suitable marketing solutions. We also provide all-around marketing infrastructure services, including guidance on building mobile sites, site building tools such as SiteApp, and site testing tools. During the marketing placement, our experts on the platform can assist customers in understanding and using our various products and services to increase customer satisfaction. At the later phase of the placement, our statistics analysis tools can help customers assess the marketing effectiveness and achieve better ROI.

Certification Services. We classify and certify merchants based on the standards developed based on our experiences, and evaluate the credibility of merchants periodically based on their behavior on Baidu Marketing Platform and other business activities. We have adopted related reward and penalty measures aiming to guide the merchants to improve their credibility.

Baidu Credit. Based on customers’ historical marketing placements and credibility on the Baidu Marketing Platform, we provide a short-term credit line to customers so that they can continue their marketing activities when they are short of capital.

Sales and Distribution

We sell our online marketing services directly and through our distribution network. We have direct sales presence in Beijing, Shanghai and major cities in Guangdong Province, covering the major regional markets for our online marketing services.

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

Our initial public offering in 2005 and subsequent positive media coverage have significantly enhanced our brand recognition. We have also implemented a number of marketing initiatives designed to promote our brand awareness among potential users, customers and Baidu Union members, and we invested significant resources on the promotion activities for our mobile products in last two years. For example, we have purchased advertising time on several television channels in China, cooperated with mobile device producers for our mobile products promotion, conducted cross-marketing activities with a number of leading consumer brands, conducted marketing activities targeted at specific types of users like students, launched localized marketing initiatives tailored to potential customers in various regions with the assistance of our distributors, organized and sponsored seminars and discussion forums targeted at existing and potential customers, conducted marketing activities aiming at keeping close relationships with website owners which are or may become Baidu Union members and educated new customers with tailored online or offline search engine marketing trainings to strengthen their search engine marketing abilities in 2012. In 2013, we successfully hosted the second annual “Baidu Moments Marketing Ceremony,” introducing the “branding moments” marketing theory, and also worked with Millward Brown ACSR, a market survey institution, to release the “Brand Digital Asset”, which evaluated the performance of brands in the digital field. In the meanwhile, we continued to implement a number of marketing initiatives designed to promote awareness of mobile marketing and Light App-based new marketing methods.

Competition

The internet search industry in China is rapidly evolving and highly competitive. Our primary competitors include U.S.-based internet search providers providing Chinese language internet search services and

China-based internet companies. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance) and safety and user experience of search results, availability and ease of use of products and services, the number of customers, distribution channels and the number of associated third-party websites. We also face competition from traditional advertising media.

U.S.-based Internet Search Providers. U.S.-based internet search providers such as Google have a strong global presence, well established brand names, more users and customers and significantly greater financial resources than we do. We may also continue to face competition from other existing competitors and new entrants in the Chinese language search market.

China-based Internet Companies. Chinese internet companies such as Sohu and Tencent offer a broad range of online services, including search service. Tencent has merged its search engine “SOSO” related business with Sohu’s search engine “Sogou” as part of Tencent’s investment in Sogou in 2013. These companies have widely recognized brand names in China and significant financial resources. We compete with these portals primarily for user traffic and online marketing. We also compete with B2B service providers such as Alibaba, which also offers search services on its websites. In addition, Qihoo 360, a company operating an internet platform and primarily providing security products, launched its search services in 2012 and competes with us on internet search.

Other Advertising Media. Other advertising media, such as newspapers, yellow pages, magazines, billboards, other forms of outdoor media, television, radio and mobile applications compete for a share of our customers’ marketing budgets. Large enterprises currently spend a relatively small percentage of their marketing budgets on online marketing as compared to other advertising media.

Technology

We have developed a proprietary technological infrastructure consisting of technologies for web search, mobile, P4P, targetizement and large-scale systems. Our established infrastructure serves as the backbone for both our PC and mobile platforms.

In January 2013, we established the Baidu Institute of Deep Learning. Deep learning is an emerging computer science field that seeks to mimic the human brain with hardware and software. This technology has helped us develop cutting-edge speech and image recognition technologies, enhance the search experience we provide to users and improve our ad targeting technology and monetization capability.

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

Our Project Aladdin, an ongoing research and development project, aims at uncovering useful information of the “Hidden Web,” which usually refers to the invisible database of the numerous websites and the part of the internet that traditional search engine technology may not be able to index. The resulted Aladdin platform enriches our search index and hence provides richer search results to our users. In 2012, we made a major upgrade to the Aladdin platform, which not only provides a better and faster way to integrate new “hidden web” information into our search index, but also revolutionizes the search result presentation of the left side of the search result page. Furthermore, the upgraded platform integrates our knowledge graph to render highly relevant “knowledge panel” at the right side of the search result page to encourage users to acquire more knowledge or take actions directly within the page. Aladdin has become Baidu Open Platform. With Aladdin, mobile application developers do not have to construct and manage websites, and can therefore focus on improving their mobile applications. Aladdin can help incubate websites without webpages.

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

Multimedia Technologies. We work on developing intelligent algorithms and systems to better understand human spoken languages, identify audio contents, and recognize the meaning of images and videos. These technologies will enable users to access information in a most natural way, and help our search engine better organize the vast amount of multimedia contents on the web. For example, our speech recognition technology has been applied to our mobile search on smartphones, and our face recognition technology has been applied to generate relevant photos when a person is searched. In 2013, we launched our similar image search engine, which can recognize the object and scene in the image that users want to search for and return an image that contains the most similar object and scene.

Mobile Search Technology. In order to improve search relevance and user experience on mobile devices, we made big progress on mobilizing standard web pages. Through mobilizing standard web pages technology we analyze the content and features of web pages for PCs, and automatically convert such pages to the layouts suitable for mobile devices. The technology also allows users to view the pages in an efficient way, with less time and less traffic consumed. We have also adopted the web app technology of LightApp for mobile searches, which technology allows us to crawl the information and services that regular crawlers cannot get, and present them in a way suitable for mobile devices.

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

One of our current online marketing systems, Phoenix Nest, is designed to generate more relevant results, compared with the previous auction-based online marketing system we used before December 2009. Phoenix Nest helps customers more easily find users’ favorite search terms to bid on, and provides customers with more tools for budget management and more data for the effective measurement of ROI. We have been continually improving our click-through rate (CTR) estimation technology, for example, we have introduced deep neutral network (DNN) technology into our CTR estimation,

P4P Billing System. We record every click and charge customers a fee by multiplying the number of clicks by the cost per click. Our system is designed to detect fraudulent clicks based on factors such as click patterns and timestamps. This system also computes the amount a Baidu Union member or a distributor should be paid. The billing information is integrated with our internal Oracle ERP financial system.

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

Targetizement Technology

Our Targetizement technology matches our customers’ promotional links with their targeted internet users. Our automatic algorithm can analyze a user’s audience attributes based on his or her past search experience and display promotional links that the user may be interested in viewing.

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

Our infrastructure significantly improves the relevance between a user query and marketing results by using advanced search and information retrieval algorithms that are computationally intensive. Our infrastructure also shortens our product development life cycle and allows us to innovate more quickly and cost-effectively. We constantly evaluate new hardware alternatives and software techniques to further reduce our infrastructure cost.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We have 154 issued patents in China and intend to apply for more patents to protect our core technologies. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. “ ”, our company’s name “Baidu” in Chinese, has been recognized as a well-known trademark in China by the Trademark Office under the State Administration for Industry and Commerce. In addition to owning the trademark “ ” and the related logo, we have applied for registration of additional trademarks and logos, including “ Hi” and “ ”. We also have registered certain trademarks in Hong Kong, including “ ” and our company logo, in the United States, including “Baidu”, in Singapore and Indonesia, including our company logo. In addition, we have registered our domain name Baidu.com, hao123.com and baifubao.com with MarkMonitor.com, Baidu.jp with humeia.co.jp and Baidu.cn, Baidu.com.cn, and certain other websites with China National Network Information Center, or CNNIC.

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

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structure relating to our consolidated affiliated entities complies with current PRC laws and regulations; (ii) subject to the disclosure and risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure,”“—Risks Related to Doing Business in China” and “—Regulation,” our contractual arrangements with our consolidated affiliated entities and the nominee shareholders are valid and binding on all parties to these arrangements and do not violate current PRC laws or regulations; and (iii) subject to the disclosure and risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure,”“—Risks Related to Doing Business in China” and “—Regulation,” the business operations of our consolidated affiliated entities, as described herein, comply with current PRC laws and regulations in all material respects.

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

Regulations on Value-Added Telecommunications Services and Internet Content Services

Internet content services. The Telecommunications Regulations promulgated by the PRC State Council in September 2000 categorize all telecommunications businesses in the PRC as either basic or value-added. Internet content services, or ICP services, are classified as value-added telecommunications businesses. Pursuant to the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts. The Administrative Measures on Internet Information Services, also promulgated by the PRC State Council in September 2000, require companies engaged in the provision of commercial internet content services to obtain an ICP license from the relevant government authorities before providing any commercial internet content services within the PRC. “Commercial internet content services” generally refer to provision of information, webpage production and other services through internet for a fee. We do not believe our P4P services are categorized as part of internet content services that require an ICP license under these regulations. Although our PRC subsidiary Baidu Online conducts the P4P business by, among other things, designing P4P keywords, interacting with potential P4P customers and engaging in sales activities with our customers, P4P search results are displayed on the websites operated by Baidu Netcom, including baidu.com. Baidu Netcom, as the owner of our domain name baidu.com and holder of the necessary licenses and approvals, such as an ICP license, operates the website to display P4P search results and other marketing content.

The Administrative Measures for Telecommunications Business Operating License, promulgated by the MIIT with latest amendments becoming effective in April 2009, set forth the types of licenses required for value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, a value-added telecommunications service operator providing commercial value-added services in multiple provinces is required to obtain an inter-regional license, whereas a value-added telecommunications service operator providing the same services in one province is required to obtain a local license.

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

An Notice on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, issued by the MIIT in July 2006, prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. Pursuant to this notice, either the holder of a Value-Added Telecommunication Business Operating License or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain the facilities in the regions covered by its license. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their Value-Added Telecommunication Business Operating Licenses.

Due to the restrictions under these PRC regulations, we operate our websites mainly through Baidu Netcom and Beijing Perusal, and operate an online payment platform through BaiduPay. Baidu Netcom, Beijing Perusal and BaiduPay are our PRC consolidated affiliated entities, and are considered domestic PRC entities under PRC law given that the nominee shareholders are PRC citizens or PRC entities. Each of Baidu Netcom, Beijing Perusal, BaiduPay and some of our other PRC consolidated affiliated entities holds a Value-Added Telecommunications Business Operating License. In compliance with the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, Baidu Netcom, Beijing Perusal and BaiduPay, our consolidated affiliated entities, own the necessary domain names and trademarks, including pending trademark applications and have the necessary personnel and facilities to operate our websites. It remains unclear whether the provision of online payment services by BaiduPay will require BaiduPay to apply for a Value-Added Telecommunications Business Operating License for “online data processing and transaction processing businesses” as provided in the Catalog of Telecommunications Businesses promulgated by the MIIT, although in practice many companies conducting such business do not apply for such license.

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

Baidu Netcom obtained the Internet News License, which permits it to publish internet news pursuant to the relevant PRC laws and regulations, in December 2006, and had the license renewed in June 2010. The Internet News License is subject to annual inspection by relevant government authorities.

Regulations on Internet Drug Information Services

According to the Measures for the Administration of Internet Drug Information Services, issued by the State Food and Drug Administration in July 2004, an ICP operator publishing drug-related information must obtain a qualification certificate from the State Food and Drug Administration or its provincial level counterpart.

Baidu Netcom obtained the Qualification Certificate for Internet Drug Information Services, which permits it to publish drug-related information on its website, in November 2007, and had the certificate renewed in September 2012. We have another entity in our group that has obtained the Qualification Certificate for Internet Drug Information Services.

Regulations on Internet Culture Activities

The amended Internet Culture Administration Measures, promulgated by the Ministry of Culture and becoming effective in April 2011, require ICP operators engaging in “internet culture activities” to obtain a permit from the Ministry of Culture. The “internet culture activities” include, among other things, online dissemination of internet cultural products (such as audio-video products, games, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, distribution and broadcasting of internet cultural products. Imported internet cultural products are subject to content review by the Ministry of Culture before they are disseminated online, while domestic internet cultural products must be filed with the local branch of the Ministry of Culture within 30 days following the online dissemination. Baidu Netcom was granted an Internet Culture Business Permit in April 2007, which was renewed again recently in November 2013. Beijing Perusal and some other entities in our group were also granted an Internet Culture Business Permit.

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

Regulations on Internet Publishing

The Interim Provisions for the Administration of Internet Publishing, jointly issued by the GAPP and the MIIT and becoming effective in August 2002, require entities that engage in internet publishing to obtain approval from the GAPP. Pursuant to the provisions, “internet publishing” refers to the act of online spreading of articles, whereby the internet information service providers select, edit and process works created by themselves or others and subsequently post such works on the internet or transmit such works to the users’ end through internet for the public to browse, read, use or download. Baidu Netcom is in the process of applying for the Internet Publication License. We have an entity in our group that holds an Internet Publication License, which is valid from November 2011 to November 2016. Another entity in our group is also in the process of applying for the Internet Publication License.

Regulation on Broadcasting Audio/Video Programs through the Internet

In July 2004, the State Administration of Radio Film and Television promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the Audio/Video Broadcasting Rules. The Audio/Video Broadcasting Rules apply to the opening, broadcasting, integration, transmission or download of audio/video programs through internet and other information networks. Anyone who wishes to engage in internet broadcasting activities must first obtain an Online Audio/Video Program Transmission License, with a term of two years, issued by the State Administration of Radio Film and Television and operate in accordance with the scope as stipulated in such license. Foreign-invested enterprises are not allowed to engage in the above-mentioned business activities.

The Rules for the Administration of Internet Audio and Video Program Services, commonly known as Document 56, jointly promulgated by the State Administration of Radio Film and Television and the MIIT in December 2007, reiterate the requirement set forth in the Audio/Video Broadcasting Rules that online audio/video service provider must obtain a license from the State Administration of Radio Film and Television. Furthermore, Document 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to some official answers to press inquiries published on the State Administration of Radio Film and Television’s website in February 2008, officials from the State Administration of Radio Film and Television and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that the providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Document 56 was issued. Baidu Netcom has renewed its Online Audio/Video Program Transmission License, which is valid from July 2012 to July 2015, iQiyi has an Online Audio/Video Program Transmission License valid from October 2012 to October 2015, and another entity in our group has an Online Audio/Video Program Transmission License valid from March 2011 to March 2014.

Regulations on Payment Services by Non-financial Institutions

Pursuant to the People’s Bank of China’s Measures Concerning Payment Services by Non-financial Institutions, which took effect in September 2010, and its implementation rules, non-financial institutions that have been providing monetary transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid card or bank card, and other payment services as specified by the People’s Bank of China, must obtain a license from the People’s Bank of China prior to September 1, 2011, in order to continue providing monetary transfer services. BaiduPay applied for the license after the regulations mentioned above were promulgated and prior to September 1, 2011, and was granted the license for online payment in July 2013.

Regulations on Internet Map Services

According to the Administrative Rules of Surveying Qualification Certificate and the amended Standard for Internet Map Services issued by the National Administration of Surveying, Mapping and Geoinformation (formerly known as the State Bureau of Surveying and Mapping) in March 2009 and May 2010, respectively, the provision of internet map services by any non-surveying and mapping enterprise is subject to the approval of the National Administration of Surveying, Mapping and Geoinformation and requires a Surveying and Mapping Qualification Certificate. Internet maps refer to maps called or transmitted through internet. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the National Administration of Surveying, Mapping and Geoinformation in December 2011, any entity without applying for a Surveying and Mapping Qualification Certificate for internet map services is prohibited from providing any internet map services. Baidu Netcom currently provides online traffic information inquiry services as well as internet map services and has obtained a Surveying and Mapping Qualification Certificate for internet map services. Another entity in our group has also obtained the Surveying and Mapping Qualification Certificate.

Regulations on Online Games

Pursuant to the Interim Provisions for the Administration of Internet Publishing, the online games services provided on our websites by our online game operator partners may be deemed as a type of “internet publication” provided by us, and we may be required to obtain an Internet Publication License from the GAPP. Baidu Netcom is still in the process of applying for the Internet Publication License. We have an entity in our group that holds an Internet Publication License, and another entity also in the process of applying for the Internet Publication License. The required approval by the GAPP of each online game provided on our websites is handled by our online game operator partners.

In June 2010, the Ministry of Culture promulgated the Interim Administration Measures of Online Games. In accordance with these measures, an ICP service provider operating online games, must obtain an Internet Culture Business Permit. Baidu Netcom and some other entities in our group have obtained an Internet Culture Business Permit for operating online games. These measures also specify that the Ministry of Culture is responsible for the censorship of imported online games and the filing of records of domestic online games. The procedures for the filing of records of domestic online games must be conducted with the Ministry of Culture within 30 days after the commencement date of the online operation of such online games or the occurrence date of any material alteration of such online games. The approval by or filing with the Ministry of Culture of each online game provided on our websites has been handled primarily by our online game operator partners.

In September 2009, the GAPP (currently known as SAPPRFT) together with several other government agencies issued a Circular 13, which explicitly prohibits foreign investors from participating in online game operating businesses through wholly-owned enterprises, equity joint ventures or cooperative joint ventures in China. The Circular 13 expressly prohibits foreigninvestors from gaining control over or participating in PRC operating companies’ online game operations through indirect means, such as establishing joint venture companies, entering into contractual arrangements with or providing technical support to the operating companies, or through a disguised form, such as incorporating user registration, user account management or payment through game cards into online game platforms that are ultimately controlled or owned by foreign investors. We offer online games provided by our game operator partners on our websites owned and operated by our consolidated affiliated entities. We have also acquired 91 Wireless, which operates two leading smartphone application distribution platforms in China as well as a mobile game platform through our consolidated affiliated entities. If our contractual arrangements were deemed to be “indirect means” or “disguised form” under the Circular 13, our relevant contractual arrangements may be challenged by the SAPPRFT or other governmental authorities. If we were found to be in violation of the Circular 13 to operate our mobile game platform, the SAPPRFT, in conjunction with relevant regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases, suspending and revoking the relevant licenses and registrations.

Regulations on Online Game Virtual Currency

The Interim Administration Measures of Online Games require companies that (i) issue online game virtual currency (including prepaid cards and/or pre-payment or prepaid card points), or (ii) offer online game virtual currency transaction services to apply for the Internet Culture Business Permit from provincial branches of the Ministry of Culture. The regulations prohibit companies that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any company that fails to submit the requisite application will be subject to sanctions, including but not limited to termination of operation, confiscation of incomes and fines. The regulations also prohibit online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery that involves cash or virtual currency directly paid by the players. In addition, companies that issue online game virtual currency must comply with certain specific requirements, for example, online games virtual currency can only be used for products and services related to the issuance company’s own online games. Baidu Netcom and some other entities in our group have obtained the Internet Culture Business Permit for issuing online game virtual currency.

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

We conduct our online advertising business through our consolidated affiliated entities in China, Baidu Netcom and Beijing Perusal, each of which holds a business license that covers online advertising in its business scope. Our subsidiaries Baidu Times and Baidu China have also expanded their respective business license to cover advertising in their respective business scope.

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

Trademark. The PRC Trademark Law and its implementation rules protect registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. “ ” is recognized as a well-known trademark in China by the Trademark Office under the State Administration for Industry and Commerce. In addition to owning the trademark “ ” and the related logo, we have applied for registration of additional trademarks and logos, including “ Hi” and “ ”.

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

Baidu Netcom, Beijing Perusal, BaiduPay and some other entities in our group are ICP operators, and are therefore subject to the regulations relating to information security. They have taken measures to comply with these regulations. They are registered with the relevant government authority in accordance with the mandatory registration requirement. Baidu Netcom’s policy is to remove links to web pages which to its knowledge contain information that would be in violation of PRC laws or regulations. In addition, we monitor our websites to ensure our compliance with the above-mentioned laws and regulations.

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Network Information Protection Decision provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the Internet Electronic Messaging Service Administrative Measures, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose the personal information to any third party without the users’ consent or unless required by law. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, telecommunication business operators and ICP operators shall be responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and

ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulge, damage, tamper or loss of users’ personal information.

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

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued in October 2005, and a series of implementation rules and guidance, including the most recent circular relating to operating procedures that came into effect in July 2011, PRC residents, including PRC resident natural persons or PRC companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities. Such PRC residents are also required to amend their registration or filing with the local branches of SAFE for the injection of equity interests or assets of an onshore enterprise into the offshore company, or the overseas funds raised by such offshore company or any other material change involving a change in the capital of the offshore company. PRC residents who are shareholders of SPVs that were established and which have completed their inbound investment before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. We have notified holders of ordinary shares of our company whom we know are PRC residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. We are aware that Mr. Robin Yanhong Li, our chairman, chief executive officer and principal shareholder, who is a PRC resident, has registered with the relevant local SAFE branch, and is in the process of updating such registration to reflect recent changes as a result of certain acquisitions. We, however, cannot provide any assurances that all of our shareholders who are PRC residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.

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

Regulations on Taxation

For a discussion of applicable PRC tax regulations, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation.”

C. Organizational Structure

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Name	Place of Formation	Relationship
Baidu Online Network Technology (Beijing) Co., Ltd.	China	Wholly owned subsidiary
Baidu Holdings Limited	British Virgin Islands	Wholly owned subsidiary
Beijing Baidu Netcom Science Technology Co., Ltd.	China	Consolidated affiliated entity
Baidu (China) Co., Ltd.	China	Wholly owned subsidiary
Baidu.com Times Technology (Beijing) Co., Ltd.	China	Wholly owned subsidiary
Beijing Perusal Technology Co., Ltd.	China	Consolidated affiliated entity
Baidu Japan Inc.	Japan	Wholly owned subsidiary
Baidu (Hong Kong) Limited	Hong Kong	Wholly owned subsidiary
Beijing BaiduPay Science and Technology Co., Ltd.	China	Consolidated affiliated entity
Qunar Cayman Islands Limited	Cayman Islands	Majority-owned subsidiary
Qiyi.com, Inc.	Cayman Islands	Majority-owned subsidiary
B.D. Mobile Telecommunications Limited	Cayman Islands	Wholly owned subsidiary
Baidu Cloud Computing Technology (Shanxi) Co., Ltd.	China	Wholly owned subsidiary
Baidu Cloud Computing Technology (Beijing) Co., Ltd.	China	Wholly owned subsidiary
91 Wireless Websoft Limited	Cayman Islands	Wholly owned subsidiary

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

*	The diagram above omits the names of subsidiaries and consolidated affiliated entities that are insignificant individually and in the aggregate. Baidu HR Consulting (Shanghai) Co., Ltd., a consolidated affiliated entity, has ceased operations and is in the process of being liquidated and dissolved.
(1)	Beijing Baidu Netcom Science Technology Co., Ltd. is 99.5% owned by Mr. Robin Yanhong Li, our chairman and chief executive officer, and 0.5% owned by Mr. Zhan Wang, an employee of ours. Please see “Item 6.E. Directors, Senior Management and Employees—Share Ownership” for Mr. Robin Yanhong Li’s beneficial ownership in our company. Mr. Zhan Wang’s beneficial ownership of our company is less than 1% of our total outstanding shares.
(2)	Beijing Perusal Technology Co., Ltd. is 80% owned by Mr. Jiping Liu and 20% owned by Ms. Yazhu Zhang. Mr. Jiping Liu and Ms. Yazhu Zhang are third-party individuals designated by us, and their respective beneficial ownership in our company is less than 1% of our total outstanding shares.
(3)	Beijing BaiduPay Science and Technology Co., Ltd. is 91% owned by Beijing Baidu Netcom Science Technology Co., Ltd. and 9% owned by Mr. Zhixiang Liang, an employee of ours. Mr. Zhixiang Liang’s beneficial ownership in our company is less than 1% of our total outstanding shares.

Contractual Arrangements with Our Consolidated Affiliated Entities and the Nominee Shareholders

PRC laws and regulations restrict and impose conditions on foreign investment in internet, online advertising, online audio and video services and mobile application distribution businesses. Accordingly, we operate these businesses in China through our consolidated affiliated entities. We have entered into a series of contractual arrangements with our consolidated affiliated entities and the nominee shareholders of our consolidated affiliated entities. These contractual arrangements enable us to:

•	receive substantially all of the economic benefits from our consolidated affiliated entities in consideration for the services provided by our subsidiaries;

•	exercise effective control over our consolidated affiliated entities; and

•	hold an exclusive option to purchase all or part of the equity interests in our consolidated affiliated entities when and to the extent permitted by PRC law.

We do not have any equity interest in our consolidated affiliated entities. However, as a result of contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. If our consolidated affiliated entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our consolidated affiliated entities. Further, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our consolidated affiliated entities in our financial statements. In 2011, 2012 and 2013, we derived approximately 29%, 29% and 28% of our total revenues, respectively, from our consolidated affiliated entities through contractual arrangements. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

Contractual Arrangements relating to Baidu Netcom, Beijing Perusal and BaiduPay

The following is a summary of the material provisions of the agreements among (i) our wholly-owned PRC subsidiary, Baidu Online, (ii) each of Baidu Netcom, Beijing Perusal and BaiduPay, our principal consolidated affiliated entities, and (iii) the nominee shareholders of these consolidated affiliated entities.

Exclusive Technology Consulting and Services Agreement

Pursuant to the exclusive technology consulting and services agreement between Baidu Online and Baidu Netcom, Baidu Online has the exclusive right to provide to Baidu Netcom technology consulting and services related to, among other things, the maintenance of servers, software development, design of advertisements, and e-commerce technical services. Baidu Online owns the intellectual property rights resulting from the performance of this agreement. Baidu Netcom agrees to pay a monthly service fee to Baidu Online based on the formula as provided in the agreement in exchange for the technology consulting and services provided by Baidu Online. Under the agreement, the monthly service fee is equal to the product of the standard monthly fee for page view per thousand times multiplied by the actual times of page view for the month divided by 1,000. Baidu Online has the right to adjust the service fees at its sole discretion without the consent of Baidu Netcom. The agreement shall be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

The exclusive technology consulting and services agreement between Baidu Online and each of Beijing Perusal and BaiduPay contains the same terms as those between Baidu Online and Baidu Netcom described above. Each of the agreements shall be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

The amount of service fees Baidu Netcom paid to Baidu Online was 89%, 88% and 89% of its net income before income taxes and the service fees were charged for 2011, 2012 and 2013, respectively. After paying service fees to Baidu Online, net income of Baidu Netcom is insignificant because substantially all of its operating profits has been paid as service fees to Baidu Online. The amount of service fees Beijing Perusal paid to Baidu Online was over 100% and over 100% of its net income before income taxes and the service fees were charged for 2011 and 2012. In 2013, Baidu Perusal did not pay any service fees to Baidu Online due to its decreasing business scale and loss position. BaiduPay has not paid any service fees to Baidu Online due to its break-even or loss position since its inception.

Operating Agreement

Pursuant to the operating agreement by and among Baidu Online, Baidu Netcom and the nominee shareholders of Baidu Netcom, Baidu Online provides guidance and instructions on Baidu Netcom’s daily operations and financial affairs. Baidu Online has the right to appoint senior executives of Baidu Netcom. The nominee shareholders of Baidu Netcom must appoint candidates recommended by Baidu Online as their representatives on Baidu Netcom’s board of directors. In addition, Baidu Online agrees to guarantee Baidu Netcom’s performance under any agreements or arrangements relating to Baidu Netcom’s business arrangements with any third party. Baidu Netcom agrees that without the prior consent of Baidu Online, Baidu Netcom will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Baidu Netcom, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any agreements relating to its business operation to any third party. The agreement shall be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

The operating agreement by and among Baidu Online, each of Beijing Perusal and BaiduPay and the respective nominee shareholders contains the same terms as those described above. Each of the agreements shall be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

License Agreements

Baidu Online and Baidu Netcom entered into a software license agreement, a web layout copyright license agreement and a trademark license agreement. Pursuant to these license agreements, Baidu Online has granted to Baidu Netcom the right to use, including but not limited to, a software license, a web layout copyright license and a trademark license. Baidu Netcom may only use the licenses in its own business operations. Baidu Online has the right to adjust the service fees at its sole discretion. The software license agreement and web layout copyright license agreement have been renewed recently and are in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities. After Baidu Online transferred its trademarks (including pending trademark applications) to Baidu Netcom, the trademark license agreement was terminated in February 2013.

Baidu Online entered into a trademark license agreement and a web layout copyright license agreement with Beijing Perusal. Each of the license agreements between Baidu Online and Beijing Perusal contains the same terms as those between Baidu Online and Baidu Netcom described above. The initial term of each agreement is five years from the date of execution, i.e., June 23, 2006, and can be extended for one year automatically at the expiration of the initial term or each extension thereof unless Baidu Online provides prior written notice not to extend the agreements. After Baidu Online transferred its pending trademark applications to Beijing Perusal, the trademark license agreement was terminated in February 2013. The web layout copyright license agreement has been renewed recently and is in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

Baidu Online entered into a trademark license agreement and a web layout copyright license agreement with BaiduPay. Each of the license agreements between Baidu Online and BaiduPay contains the same terms as those between Baidu Online and Baidu Netcom described above. The initial term of each agreement is five years from the date of execution, i.e., February 28, 2008, and shall be extended for one year automatically at the expiration of the initial term or each extension thereof unless Baidu Online provides prior written notice not to extend the agreements. After the transfers of certain trademarks (including pending trademark applications) from Baidu Online to BaiduPay, the trademark license agreement was terminated in February 2013. The web layout copyright license agreement has been renewed recently and is in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

Baidu Online had entered into a domain name license agreement with each of Baidu Netcom, Beijing Perusal and BaiduPay previously. After the transfers of the relevant domain names from Baidu Online to the relevant entity, the relevant domain name license agreement was terminated. As of December 31, 2013, no domain license agreement was outstanding between Baidu Online and each of Baidu Netcom, Beijing Perusal and BaiduPay.

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

The exclusive equity purchase and transfer option agreement by and among Baidu Online, each of Beijing Perusal and BaiduPay and the respective nominee shareholders contains the same terms as those described above. Each of the agreements shall terminate upon the nominee shareholders of Beijing Perusal or BaiduPay have transferred all their equity interests in Beijing Perusal or BaiduPay, as the case may be, to Baidu Online or its designated person or upon expiration of the term of business of Baidu Online or the relevant consolidated affiliated entity.

Loan Agreements

Pursuant to loan agreements between Baidu Online and the nominee shareholders of Baidu Netcom, Baidu Online provided interest-free loans with an aggregate amount of RMB100.0 million (US$16.5 million) to the nominee shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with the proceeds from sale of the nominee shareholders’ equity interest in Baidu Netcom to Baidu Online or its designated person. The term of each loan agreement is ten years from the date of the agreement and can be extended with the written consent of both parties before expiration. With some of the loan agreements amended and renewed recently, the earliest will expire on February 9, 2016.

The loan agreements between Baidu Online and the nominee shareholders of Beijing Perusal and BaiduPay contain the same terms as those described above, except that the amount of loans extended to the nominee shareholders is RMB10.0 million (US$1.7 million) and RMB9.0 million (US$1.5 million), respectively. The term of the loan agreements will expire on January 15, 2022 and April 22, 2022, respectively, and can be extended with the written consent of both parties before expiration.

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

Each of the proxy agreements and powers of attorney between Baidu Online and the nominee shareholders of Beijing Perusal and BaiduPay contains the same terms as those described above. Each of the proxy agreements shall be in effect for an unlimited term unless terminated in writing by Baidu Online. Each of the powers of attorney shall be in effect for as long as the relevant nominee shareholder of Beijing Perusal or BaiduPay holds any equity interests in Beijing Perusal or BaiduPay, as the case may be.

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

Each of the equity pledge agreements between Baidu Online and the nominee shareholders of Beijing Perusal and BaiduPay contains the same terms as those described above.

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

We have also entered into contractual arrangements with several other affiliated entities and their respective nominee shareholders through our subsidiaries other than Baidu Online, which results in these subsidiaries being the primary beneficiary of the relevant affiliated entities. As a result of these contractual arrangements, there exists a parent-subsidiary relationship between us and the relevant affiliated entities, and we consolidate these affiliated entities through subsidiaries besides Baidu Online.

D. Property, Plant and Equipment

Baidu Campus, our corporate headquarters, is located in Shangdi, an area designated by the Beijing municipal government as the center of the city’s information technology industry. We also lease some offices in Beijing, Tokyo (Japan), California (USA), Thailand, Brazil, Egypt, Indonesia and many other cities in China, from unrelated third parties.

We host our servers in China at the internet data centers of China Telecom, China Unicom and China Mobile in seven selected cities in China, and we also have content delivery network locations in various cities across China. We expect to use five additional data centers in 2014. We also have a data center of our own in Beijing.

In December 2011, we commenced construction of an office building in Shenzhen, which will serve as our international center in Southern China. We have paid RMB129.5 million (US$21.4 million) for the land use right. Our capital expenditure in connection with the construction of this office building in Shenzhen was RMB109.5 million (US$18.1 million) in 2013. We expect to complete the planned construction at the end of 2016.

In August 2012, we commenced construction of another office building, Baidu Science Park, in Beijing. We have paid in advance RMB444.0 million (US$73.3 million) for the land use right. Our capital expenditures in connection with the construction of Baidu Science Park was RMB173.8 million (US$28.7 million) in 2013. We expect to complete the planned construction in 2015.

In September 2012, we commenced construction of Shanxi Cloud Computing Center, which will serve as our internet data centers in northern China. We have paid RMB71.5 million (US$11.8 million) for the land use right. Our capital expenditure in connection with the construction of Shanxi Cloud computing Center was RMB331.9 million (US$54.8 million) in 2013. We expect to fully complete the planned construction in 2017.

We have paid RMB220.9 million (US$36.5 million) for the right to use three pieces of land in Beijing, where we plan to build our Beijing Cloud Computering Center. We are in the process of planning the construction work, and the completion date is not determinable at this stage.

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

A. Operating Results

Overview

Our operations are primarily based in China, where we derive almost all of our revenues. Total revenues in 2013 were RMB31.9 billion (US$5.3 billion), a 43.2% increase over 2012. Operating profit in 2013 was RMB11.2 billion (US$1.8 billion), a slight increase over 2012. Net income attributable to Baidu, Inc. in 2013 was RMB10.5 billion (US$1.7 billion), a slight increase over 2012.

Our total assets as of December 31, 2013 were RMB71.0 billion (US$11.7 billion), of which cash and cash equivalent amounted to RMB9.7 billion (US$1.6 billion). Our total liabilities as of December 31, 2013 were RMB30.3 billion (US$5.0 billion), accounting for 42.7% of total liabilities and equity. As of December 31, 2013, our retained earnings accumulated to RMB34.5 billion (US$5.7 billion).

In July 2011, we completed our acquisition of a majority stake in Qunar and have since then consolidated the financial results of Qunar in our consolidated financial statements. On November 1, 2013, Qunar listed its ADSs, each representing three Class B ordinary shares of Qunar, on the NASDAQ Global Market in connection with its initial public offering. We remain to be the majority shareholder of Qunar after its initial public offering.

In November 2012, we purchased all of the series A and series B preferred shares of Qiyi.com, Inc. held by Providence Equity Partners, which allowed us to control Qiyi.com, Inc., and have since then consolidated the financial results of Qiyi.com, Inc. in our consolidated financial statements. In May 2013, we acquired the online video business of PPStream Inc. and have merged it with iQiyi and have since then consolidated its financial results into our consolidated financial statements.

We are in the process of disposing of all our equity interest in Youa.com, Inc. We own 100% of the ordinary shares in Youa.com, Inc., but do not consolidate its financial results in our financial statements under the U.S. GAAP because of our lack of “control” over the board of directors of Youa.com, Inc. and certain substantive participating rights provided to the preferred shareholders of Youa.com, Inc.

In October 2013, we acquired 100% equity interest of 91 Wireless from NetDragon Websoft Inc. and the other shareholders of 91 Wireless, and have since then consolidated its financial results into our consolidated financial statements.

The major factors affecting our results of operations and financial condition are discussed below.

Revenues

Revenue Generation

We derive almost all of our revenues from online marketing services, which accounted for approximately 99.9%, 99.7% and 99.6% of our total revenues in 2011, 2012 and 2013, respectively.

A majority of our revenues from online marketing services were derived from our P4P services. Our P4P platform is an online marketplace that introduces internet search users to customers who pay us a fee based on click-throughs for priority placement of their links in the search results. We recognize P4P revenues when a user clicks on a customer’s link in the search results, based on the amount that the customer has agreed to pay for each click-through.

We also provide to our customers other performance-based online marketing services and time-based online advertising services. For other performance-based online marketing services, our customers pay us based on performance criteria other than click-throughs, such as the number of telephone calls brought to our customers, the successful booking of air tickets or hotel rooms, the number of users registered with our customers, or the number of minimum click-throughs. For time-based online advertising services, our customers pay us based on the duration of the advertisement placed on our Baidu’s properties and Baidu Union members’ properties.

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

Our online marketing services have historically been driven by the general increase in our customers’ online marketing budgets. We expect the number of our online marketing customers to grow and our customer mix may change. However, we expect our online marketing customer base to remain diverse for the foreseeable future. Any prolonged economic slowdown in China may cause our customers to decrease or delay their online marketing spending, hamper our efforts to grow our customer base, or result in fewer clicks by our users on sponsored links or advertisements displayed on our or Baidu Union members’ properties. Any of these consequences could negatively affect our online marketing revenues.

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

We offer payment terms to some of our customers based on their historical marketing placements and credibility. We also offer longer payment terms to certain qualified distributors, consistent with industry practice.

As of December 31, 2013, we had accounts receivable of RMB2.2 billion (US$366.9 million), net of allowance of RMB43.8 million (US$7.2 million), mainly due from customers of other performance-based online marketing services and time-based online advertising services.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, selling, general and administrative expenses, and research and development expenses. Share-based compensation expenses are allocated among the above three categories of operating costs and expenses, based on the nature of the work of the employees who have received share-based compensation. Our total operating costs and expenses increased significantly from 2011 to 2013 due to the growth of our business.

Cost of Revenues

The following table sets forth the components of our cost of revenues both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Years Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	14,500,786	100.0	22,306,026	100.0	31,943,924	5,276,760	100.0

Cost of revenues:
Sales tax and surcharges	(1,024,858)	(7.1)	(1,572,420)	(7.0)	(2,329,558)	(384,816)	(7.3)
Traffic acquisition costs	(1,155,546)	(8.0)	(1,929,966)	(8.7)	(3,704,146)	(611,881)	(11.6)
Bandwidth costs	(626,444)	(4.3)	(1,069,306)	(4.8)	(1,938,520)	(320,221)	(6.1)
Depreciation of servers and other equipment	(657,845)	(4.5)	(1,062,060)	(4.8)	(1,469,646)	(242,768)	(4.6)
Operational costs	(358,169)	(2.5)	(589,555)	(2.6)	(1,175,624)	(194,199)	(3.6)
Content costs	(66,494)	(0.4)	(215,133)	(1.0)	(830,369)	(137,167)	(2.6)
Share-based compensation expenses	(7,527)	(0.1)	(10,105)	(0.0)	(23,976)	(3,961)	(0.1)

Total cost of revenues	(3,896,883)	(26.9)	(6,448,545)	(28.9)	(11,471,839)	(1,895,013)	(35.9)

Traffic Acquisition Costs. Traffic acquisition costs typically represent the portion of our online marketing revenues that we share with our Baidu Union members. We typically pay a Baidu Union member, based on a pre-agreed arrangement, a portion of the online marketing revenues generated from valid click-throughs by users of that member’s properties.

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

Operational Costs. Operational costs include primarily salary and benefit expenses, intangible assets amortization, travel and other expenses incurred by our operating and technical support personnel. Salary and benefit expenses include wages, bonuses, medical insurance, unemployment insurance, pension benefits, employee housing fund and other welfare benefits.

Content Costs. Content costs consist primarily of the fees we paid for the licensed content from copyright owners or content distributors, and the amortization of the licensed copyrights for video content.

Operating Expenses

The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Years Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	14,500,786	100.0	22,306,026	100.0	31,943,924	5,276,760	100.0

Cost of revenues	(3,896,883)	(26.9)	(6,448,545)	(28.9)	(11,471,839)	(1,895,013)	(35.9)
Operating expenses:
Selling, general and administrative	(1,692,810)	(11.7)	(2,501,336)	(11.3)	(5,173,533)	(854,607)	(16.2)
Selling and marketing	(1,216,718)	(8.4)	(1,841,590)	(8.3)	(4,012,709)	(662,853)	(12.6)
General and administrative	(476,092)	(3.3)	(659,746)	(3.0)	(1,160,824)	(191,754)	(3.6)
Research and development	(1,334,434)	(9.2)	(2,304,825)	(10.3)	(4,106,832)	(678,400)	(12.9)

Total costs and operating expenses	(6,924,127)	(47.8)	(11,254,706)	(50.5)	(20,752,204)	(3,428,020)	(65.0)

Selling, General and Administrative Expenses

Our selling and marketing expenses primarily consist of promotional and marketing expenses and compensation for our sales and marketing personnel. We expect to incur higher selling and marketing expenses as a result of efforts on our diversified mobile and PC applications distribution and operation, increased compensation for our sales and marketing personnel and our intensified marketing and brand promotion efforts.

Our general and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel and fees and expenses for legal, accounting and other professional services.

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

Share-based Compensation Expenses

Baidu, Inc. grants options and restricted shares to our employees as share-based compensation awards. As of December 31, 2013, there was RMB357.3 million (US$59.0 million) unrecognized share-based compensation cost related to options of Baidu, Inc., which is expected to be recognized over a weighted-average vesting period of 2.9 years. As of December 31, 2013, there was RMB652.9 million (US$107.9 million) unrecognized share-based compensation cost related to restricted shares, which is expected to be recognized over a weighted-average vesting period of 2.8 years. To the extent the actual forfeiture rate is different from our original estimate, actual share-based compensation cost related to these awards may be different from our expectation.

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

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Allocation of Share-based Compensation Expenses
Cost of revenues	7,527	4.9	10,105	4.8	23,976	3,961	4.7
Selling, general and administrative	50,012	32.9	54,512	25.6	164,704	27,207	32.0
Research and development	94,489	62.2	147,692	69.6	326,047	53,859	63.3

Total share-based compensation expenses	152,028	100.0	212,309	100.0	514,727	85,027	100.0

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

An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a “High and New Technology Enterprise strongly supported by the state.” Pursuant to the Administrative Measures on the Recognition of High and New Technology Enterprises, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine whether an enterprise is qualified as a “High and New Technology Enterprise” under the EIT Law. In making such determination, these government agencies shall consider, among other factors, ownership of core technology, whether the products or services fall within the scope of high and new technology strongly supported by the state as specified in the measures, the ratios of technical personnel and research and development personnel to total personnel, the ratio of research and development expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. All enterprises that had been granted the “High and New Technology Enterprise” status before the effectiveness of the EIT Law are required to be re-examined in accordance with the measures mentioned above before they can be entitled to the preferential tax rate. A “High and New Technology Enterprise” certificate is effective for a period of three years and could be renewed for another three years. After that, an entity needs to re-apply for the “High and New Technology Enterprise” status in order to be able to enjoy the preferential tax rate of 15%. A number of PRC subsidiaries and consolidated affiliated entities, such as Baidu Online and Baidu Netcom, obtained the “High and New Technology Enterprise” certificate. The “High and New Technology Enterprise” certificates of these entities will expire on January 1, 2014, 2015 or 2016.

An enterprise may benefit from a preferential tax rate of 10% under the EIT law if it qualifies as a “Key Software Enterprise” designated jointly by the National Development and Reform Commission, MIIT, Ministry of Commerce and State Administration of Taxation. A “Key Software Enterprise” certificate is effective for a period of two years. After that, an entity needs to re-apply for the “Key Software Enterprise” status in order to be able to enjoy the preferential tax rate of 10%. Baidu Online obtained the “Key Software Enterprise” certificate and the certificate and the related tax holiday will expire on January 1, 2015.

If any entity fails to maintain the “High and New Technology Enterprise” or “Key Software Enterprise” qualification under the EIT Law, their tax rates will increase, which could have a material and adverse effect on our results of operations and financial position. Historically, all of the above mentioned PRC subsidiaries and consolidated affiliated entities successfully re-applied for the certificates when the prior ones expired.

If our PRC subsidiaries or consolidated affiliated entities that have enjoyed preferential tax treatment no longer qualify for the treatment, we will consider available options under applicable law that would enable us to qualify for alternative preferential tax treatment. To the extent we are unable to offset the impact of the expiration of existing preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, the expiration of existing preferential tax treatment may cause our effective tax rate to increase. The amount of income tax payable by our PRC subsidiaries and consolidated affiliated entities in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the entities. Our effective tax rate depends partially on the extent of the relative contribution of each of our subsidiaries and consolidated affiliated entities to our consolidated taxable income. In 2011, 2012 and 2013, our consolidated effective tax rate was 15.22%, 13.16% and 15.01%, respectively.

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

The British Virgin Islands, where Baidu Holdings Limited, the sole shareholder of certain of our PRC subsidiaries such as Baidu Online, was incorporated, does not have such a tax treaty with China.

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

PRC Business Tax and VAT

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and was expanded to eight additional regions, including, among others, Beijing and Guangdong province, in 2012. In August 2013, the program was further expanded nationwide.

With respect to all of our PRC entities for the period immediately prior to the implementation of the pilot VAT reform program, revenues from our P4P services, online advertising services and other services are subject to a 5% PRC business tax. Revenues from our online advertising services are subject to an additional 3% cultural business construction fee.

Our entities located in Shanghai, Beijing and Guangdong Province fall within the scope of the pilot program and have been recognized as the VAT general taxpayers since January 1, 2012, September 1, 2012 and November 1, 2012, respectively, the effective time of the pilot program in each of the regions. Our entities located outside of Shanghai, Beijing and Guangdong Province have been subject to VAT since August 1, 2013. From the applicable effective time onwards, these entities are required to pay VAT instead of business tax for P4P services, online advertising services and other services that are deemed by the relevant tax authorities to be within the pilot industries at a rate of 6%. In addition, cultural business construction fee is imposed at the rate of 3% on revenues derived from our online advertising services.

PRC Urban Maintenance and Construction Tax and Education Surcharge

Any entity, foreign-invested or purely domestic, or individual that is subject to consumption tax, VAT and business tax is also required to pay PRC urban maintenance and construction tax. The rates of urban maintenance and construction tax are 7%, 5% or 1% of the amount of consumption tax, VAT and business tax actually paid depending on where the taxpayer is located. All entities and individuals who pay consumption tax, VAT and business tax are also required to pay education surcharge at a rate of 3%, and local education surcharges at a rate of 2%, of the amount of VAT, business tax and consumption tax actually paid.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Statements of Comprehensive Income Data
Revenues:
Online marketing services	14,489,767	22,245,643	31,802,219	5,253,352
Other services	11,019	60,383	141,705	23,408

Total revenues	14,500,786	22,306,026	31,943,924	5,276,760

Operating costs and expenses:(1)
Cost of revenues	(3,896,883)	(6,448,545)	(11,471,839)	(1,895,013)
Selling, general and administrative	(1,692,810)	(2,501,336)	(5,173,533)	(854,607)
Research and development	(1,334,434)	(2,304,825)	(4,106,832)	(678,400)

Total operating costs and expenses	(6,924,127)	(11,254,706)	(20,752,204)	(3,428,020)

Operating profit	7,576,659	11,051,320	11,191,720	1,848,740

Interest income	418,201	866,465	1,308,542	216,156
Interest expense	(82,551)	(107,857)	(447,084)	(73,853)
Other income, net, including exchange gains or losses	76,278	449,738	137,644	22,737
Loss from equity method investments	(179,408)	(294,229)	(5,806)	(959)
Taxation	(1,188,861)	(1,574,159)	(1,828,930)	(302,118)

Net income	6,620,318	10,391,278	10,356,086	1,710,703

Less: Net loss attributable to noncontrolling interests	(18,319)	(64,750)	(162,880)	(26,906)

Net income attributable to Baidu, Inc.	6,638,637	10,456,028	10,518,966	1,737,609

(1) Share-based compensation expenses:
Cost of revenues	(7,527)	(10,105)	(23,976)	(3,961)
Selling, general and administrative	(50,012)	(54,512)	(164,704)	(27,207)
Research and development	(94,489)	(147,692)	(326,047)	(53,859)

	(152,028)	(212,309)	(514,727)	(85,027)

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Our total revenues increased by 43.2% from RMB22.3 billion in 2012 to RMB31.9 billion (US$5.3 billion) in 2013. This increase was due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 43.0% from RMB22.2 billion in 2012 to RMB31.8 billion (US$5.3 billion) in 2013. This increase was mainly attributable to the increase in the number of our active online marketing customers from approximately 596,000 in 2012 to 753,000 in 2013, and the increase in the average revenue per customer from approximately RMB37,300 in 2012 to approximately RMB42,200 (US$6,971) in

2013. The increase in our active online marketing customers was mainly due to our effective distribution network and direct sales. The increase in the average revenue per customer was primarily attributable to the increase in the number of paid clicks and the higher price per click as more customers participated in our P4P auction platform. The number of active online marketing customers and average revenue per customer exclude our group-buying related businesses, consistent with previous reporting. The number of paid clicks increased by approximately 32.7% from 2012 to 2013.

Operating Costs and Expenses. Our total operating costs and expenses increased by 84.4% from RMB11.3 billion in 2012 to RMB20.8 billion (US$3.4 billion) in 2013. This increase was primarily due to the expansion of our business.

•	Cost of Revenues. Our cost of revenues increased by 77.9% from RMB6.4 billion in 2012 to RMB11.5 billion (US$1.9 billion) in 2013. This increase was primarily due to the following factors:

•

Traffic Acquisition Costs. Our traffic acquisition costs increased by 91.9% from RMB1.9 billion in 2012 to RMB3.7 billion (US$611.9 million) in 2013. Traffic acquisition costs represent 11.6% of total revenues in 2013, compared to 8.7% in 2012. The increase in traffic acquisition costs as a percentage of total revenues reflects an increased revenue contribution from our Baidu Union members, primarily the increased contribution of contextual ads and hao123 promotions from our Baidu Union members.

•

Bandwidth Costs and Depreciation Expenses. Our bandwidth costs increased by 81.3% from RMB1.1 billion in 2012 to RMB1.9 billion (US$320.2 million) in 2013. Our depreciation expenses of servers and other equipment increased by 38.4% from RMB1.1 billion in 2012 to RMB1.5 billion (US$242.8 million) in 2013. The absolute increases in these costs were mainly due to an increase in network infrastructure capacity and iQiyi.

•

Sales Tax and Surcharges. Our sales tax and surcharges increased by 48.2% from RMB1.6 billion in 2012 to RMB2.3 billion (US$384.8 million) in 2013, primarily as a result of the increase in our online marketing revenues.

•

Operational Costs. Our operational costs increased by 99.4% from RMB589.6 million in 2012 to RMB1.2 billion (US$194.2 million) in 2013, primarily due to amortization of acquired intangible assets related to the acquired companies and higher personnel related expenses.

•

Content Costs. Our content costs increased by 286.0% from RMB215.1 million in 2012 to RMB830.4 million (US$137.2 million) in 2013, primarily due to the increase of video content cost of iQiyi, which has been consolidated into our financial statements since November 2012.

•

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 106.8% from RMB2.5 billion in 2012 to RMB5.2 billion (US$854.6 million) in 2013. This increase was primarily due to the following factors:

•

total salaries and benefits and staff-related expenses increased by 57.0% from RMB1.2 billion in 2012 to RMB1.9 billion (US$313.1 million) in 2013, primarily due to the increased headcount to support our expanded online marketing services and the increase of sales commission;

•	total office operating expenses increased by 51.2% from RMB186.5 million in 2012 to RMB281.9 million (US$46.6 million) in 2013, primarily as a result of increase and expansion of our offices;

•

total traveling, communication and business development expenses increased by 66.9% from RMB101.3 million in 2012 to RMB169.0 million (US$27.9 million) in 2013, primarily due to the increased headcount and activities to support our expanded online marketing services;

•

marketing and promotion expenses increased by 226.6% from RMB648.7 million in 2012 to RMB2.1 billion (US$350.0 million) in 2013, primarily due to the increased marketing and promotion activities in connection with the distribution and operations of our mobile application products.

•	share-based compensation expenses allocated to selling, general and administrative expenses increased by 202.1% from RMB54.5 million in 2012 to RMB164.7 million (US$27.2 million) in 2013.

•

Research and Development Expenses. Our research and development expenses increased by 78.2% from RMB2.3 billion in 2012 to RMB4.1 billion (US$678.4 million) in 2013, primarily due to an increase in the number of research and development staff.

Operating Profit. As a result of the foregoing, we generated an operating profit of RMB11.2 billion (US$1.8 billion) in 2013, a 1.3% increase from RMB11.1 billion in 2012.

Other income, net, including exchange gains or losses. Our other income, net, including exchange gains or losses was RMB137.6 million (US$22.7 million) in 2013, compared to RMB449.7 million in 2012. The other income, net, including exchange gains or losses in 2012 was primarily attributable to gains arising from re-measurement of some existing equity method investments immediately before the acquisition of these investees in 2012, whereas we had no such transaction in 2013.

Loss from equity method investments: Our loss from equity method investments decreased from RMB294.2 million in 2012 to RMB5.8 million (US$1.0 million) in 2013. The loss in 2012 primarily related to the recognized accumulated losses of Youa.com Inc. and Qiyi.com, Inc., whereas such loss from in 2013 was not significant as Qiyi.com Inc. has been consolidated into our financial statements since November 2012 and the carrying amount of long-term investment in Youa.com Inc. has been reduced to zero.

Taxation. Our income tax expenses increased by 16.2% from RMB1.6 billion in 2012 to RMB1.8 billion (US$302.1 million) in 2013, primarily due to the increase in profit before tax in 2013.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. increased slightly from RMB10.46 billion in 2012 to RMB10.52 billion (US$1.7 billion) in 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Our total revenues increased by 53.8% from RMB14.5 billion in 2011 to RMB22.3 billion in 2012. This increase was due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 53.5% from RMB14.5 billion in 2011 to RMB22.2 billion in 2012. This increase was mainly attributable to the increase in the number of our active online marketing customers from approximately 488,000 in 2011 to over 596,000 in 2012, and the increase in the average revenue per customer from approximately RMB29,700 in 2011 to approximately RMB37,300 in 2012. The increase in our online marketing customers was mainly due to our effective distribution network and our expanded direct sales, especially in Beijing, Shanghai, Guangzhou, Shenzhen and Dongguan. The increase in the average revenue per customer was primarily attributable to the increase in the number of paid clicks and the higher price per click as more customers participated in our P4P auction platform. The number of paid clicks increased by approximately 26.9% from 2011 to 2012.

Operating Costs and Expenses. Our total operating costs and expenses increased by 62.5% from RMB6.9 billion in 2011 to RMB11.3 billion in 2012. This increase was primarily due to the expansion of our business.

•	Cost of Revenues. Our cost of revenues increased by 65.5% from RMB3.9 billion in 2011 to RMB6.4 billion in 2012. This increase was primarily due to the following factors:

•

Traffic Acquisition Costs. Our traffic acquisition costs increased by 67.0% from RMB1.2 billion in 2011 to RMB1.9 billion in 2012. Traffic acquisition costs represent 8.7% of total revenues in 2012, compared to 8.0% in 2011. The increase in traffic acquisition costs as a percentage of total revenues reflects an increased revenue contribution from our Baidu Union members, such as expanded contextual ads revenue contribution from our Baidu Union members.

•

Bandwidth Costs and Depreciation Expenses. Our bandwidth costs increased by 70.7% from RMB626.4 million in 2011 to RMB1.1 billion in 2012. Our depreciation expenses of servers and other equipment increased by 61.4% from RMB657.8 million in 2011 to RMB1.1 billion in 2012. The absolute increases in these costs were due to an increase in network infrastructure capacity.

•	Sales Tax and Surcharges. Our sales tax and surcharges increased by 53.4% from RMB1.0 billion in 2011 to RMB1.6 billion in 2012, primarily as a result of the increase in our online marketing revenues.

•

Operational Costs. Our operational costs increased by 64.6% from RMB358.2 million in 2011 to RMB589.6 million in 2012, primarily due to higher compensation paid to our operation and technical support staff and amortization of acquired intangible assets related to the Qunar acquisition.

•

Content Costs. Our content costs increased by 223.5% from RMB66.5 million in 2011 to RMB215.1 million in 2012, primarily due to the video content cost of iQiyi, which was consolidated into our financial statements in 2012, and higher music and flight information content cost due to the expansion of our business.

•

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 47.8% from RMB1.7 billion in 2011 to RMB2.5 billion in 2012. This increase was primarily due to the following factors:

•

total salaries and benefits and staff-related expenses increased by 40.5% from RMB859.0 million in 2011 to RMB1.2 billion in 2012, primarily due to the increased direct sales commission and headcount to support our expanded online marketing services;

•	total office operating expenses increased by 27.4% from RMB146.4 million in 2011 to RMB186.5 million in 2012, primarily as a result of increase and expansion of our offices;

•

total traveling, communication and business development expenses increased by 60.7% from RMB63.0 million in 2011 to RMB101.3 million in 2012, primarily due to the increased headcount and activities to support our expanded online marketing services;

•

marketing and promotion expenses increased by 72.1% from RMB376.8 million in 2011 to RMB648.7 million in 2012, primarily due to the increased marketing and promotion activities in connection with the distribution and operations of our mobile application products.

•	share-based compensation expenses allocated to selling, general and administrative expenses increased by 9.0% from RMB50.0 million in 2011 to RMB54.5 million in 2012.

•

Research and Development Expenses. Our research and development expenses increased by 72.7% from RMB1.3 billion in 2011 to RMB2.3 billion in 2012, primarily due to an increase in the number of research and development staff.

Operating Profit. As a result of the foregoing, we generated an operating profit of RMB11.1 billion in 2012, a 45.9% increase from RMB7.6 billion in 2011.

Other income, net, including exchange gains or losses. Our other income, net, including exchange gains or losses was RMB449.7 million in 2012, compared to RMB76.3 million in 2011, primarily due to gains arising from re-measurement of some existing equity method investments immediately before the acquisition of these investees in 2012.

Loss from equity method investments: Our loss from equity method investments increased from RMB179.4 million in 2011 to RMB294.2 million in 2012, primarily due to the recognized accumulated losses of Youa.com Inc. and Qiyi.com, Inc.

Taxation. Our income tax expenses increased by 32.4% from RMB1.2 billion in 2011 to RMB1.6 billion in 2012, primarily due to the significant increase in profit before tax in 2012.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. increased by 57.5% from RMB6.6 billion in 2011 to RMB10.5 billion in 2012.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2011, 2012 and 2013 were increases of 5.4%, 2.6% and 2.6%, respectively. The year-over-year percent changes in the consumer price index for January 2012, 2013 and 2014 were increases of 4.5%, 2.0% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The average exchange rate between U.S. dollar and RMB has declined from RMB8.2264 per U.S. dollar in July 2005 to RMB6.0738 per U.S. dollar in December 2013. As of December 31, 2013, we recorded RMB163.3 million (US$27.0 million) of net foreign currency translation gain in accumulated other comprehensive income as a component of shareholders’ equity. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material and adverse effect on your investment.” and “Item 11.Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

Consolidation of Affiliated Entities

In order to comply with PRC laws and regulations limiting foreign ownership of or imposing conditions on internet, online advertising, online audio and video services and mobile application distribution businesses, we operate our websites and conduct our online advertising, online audio and video services and mobile application distribution businesses through our affiliated entities in China by means of contractual arrangements. We have entered into certain exclusive agreements with the affiliated entities through our subsidiaries, which obligate them to absorb a majority of the risk of loss and receive a majority of the residual returns from the affiliated entities’ activities. In addition, we have entered into certain agreements with the affiliated entities and the nominee shareholders of affiliated entities through our subsidiaries, which enable us to direct the activities that most significantly affect the economic performance of the affiliated entities. Based on these contractual arrangements, we consolidate the affiliated entities as required by SEC Regulation SX-3A-02 and ASC topic 810, Consolidation, because we hold all the variable interests of the affiliated entities through the subsidiaries, which are the primary beneficiaries of the affiliated entities. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurred. We will also continuously reconsider whether we are the primary beneficiaries of our affiliated entities as facts and circumstances change. See “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Revenue Recognition

We recognize revenues based on the following principles:

(1) Click-through based online marketing services

Our auction-based P4P platform enables a customer to place its website link and related description on our search result list on the website which could be accessed through personal computers or mobile devices. The customers make bids on keywords based on how much they are willing to pay for each click to their listings in the search results listed on our website and the relevance between the keywords and the customer’s businesses. Internet users’ search of the keyword will trigger the display of the listings. The ranking of the customer’s listing depends on both the bidding price and the listing’s relevance to the keyword searched. Customer pays us only when a user clicks on one of its website links. Other than the auction-based P4P platform, we have certain vertical platforms from which we generate revenue through pre-determined prices per click. Revenue is recognized when a user clicks on one of the customer-sponsored website links, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC topic 605, or ASC 605, Revenue Recognition.

For certain customers engaged through direct sales, we may provide certain value-added consultative support services to help its customers to better utilize its online marketing system. Fees for such services are recognized as revenue on a pro-rata basis over the contracted service period.

(2) Other performance-based online marketing services

To the extent we provide online marketing services based on performance criteria other than click-throughs, such as the number of telephone calls brought to our customers, the number of users registered with our customers, the number of minimum click-throughs, the number of successful reservation of hotels or issuance of air tickets, the number of downloads (and user registrations) of mobile applications, the number of incremental end users and the total incremental revenue generated, revenue is recognized when the specified performance criteria are met together with satisfaction of other applicable revenue recognition criteria as prescribed by ASC 605.

(3) Time-based online advertising services

For time-based online advertising services such as text links, banners, icons or other forms of graphical advertisements on the websites or mobile applications, we recognize revenue, in accordance with ASC 605, on a pro-rata basis over the contractual term commencing on the date the customer’s advertisement is displayed on a specified web page or mobile applications. For certain time-based contractual agreements, we may also provide certain performance guarantees, in which cases revenue is recognized at the later of the completion of the time commitment or performance guarantee.

(4) Online game services and other revenue sharing services

We operate an online game platform, on which registered users can access games provided by third-party game developers. We also operates mobile platforms on which users can access smartphone related products such as themes, wallpapers and e-books developed and owned by third-party content providers. The rights and obligations of each party to the arrangement indicate that we are acting as an agent whereas the game developer or the content provider is the principal as a result of being the primary obligor in the arrangement in accordance with ASC subtopic 605-45 (“ASC 605-45”), Revenue Recognition: Principal Agent Consideration.

We recognize the shared revenue from these online promotional services, on a net basis, based on the ratios pre-determined with the game developers or content providers when all the revenue recognition criteria set forth in ASC 605 are met, which is generally when the user purchases virtual currencies issued by the game developers or purchases contents developed by the content providers.

(5) Online marketing services involving Baidu Union

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

(6) Group buying services

We generate revenue from group buying services as a marketing agent by offering goods and services provided by third-party merchant partners at a discount through the website or mobile application that connects merchants to consumers. We present revenue on a net basis, representing the amount billed to registered users less the amount paid to merchants, in accordance with ASC 605-45. We act as an agent rather than as the principal in the delivery of the products or services as it does not assume the risks and rewards of ownership of products nor is it responsible for the actual fulfillment of services. Both of these are the responsibilities of the merchants. We recognize revenue when all of the criteria prescribed in ASC 605 are met, which is generally when the merchants provide the services or when the products are delivered to the customers, or upon the end of redemption period. Since our paying users have the ability to request for full refund before redemption for the products or services offered by the merchants, the underlying sale from which we earn the related commission revenue as an agent is not culminated until our paying users actually redeem.

(7) Barter transactions

We engage in barter transactions from time to time and in such situations follow the guidance set forth in ASC topic 845, Nonmonetary Transactions. While nonmonetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, the transaction is recognized based on the carrying value of the products or services provided. We also engage in certain advertising barter transactions and follow the guidance set forth in ASC subtopic 605-20, or ASC 605-20, Revenue Recognition: Services. The advertising barter transactions generally are recorded at fair value. If the fair value of the advertising surrendered in the barter transaction is not determinable within required limits, the barter transaction is recorded based on the carrying amount of the advertising surrendered, which is likely to be zero. The amount of revenues recognized for barter transactions was insignificant for each of the periods presented.

In certain instances, we are granted equity instruments in exchange for services and account for such transactions in accordance with ASC 845, Nonmonetary Transactions. With respect to the measurement date, in accordance with ASC subtopic 505-50, or ASC 505-50, Equity: Equity-based Payments to Non-Employees, we measure the fair value of those equity instruments for revenue recognition purposes as of the earlier of either of the following dates:

•	The date the parties come to a mutual understanding of the terms of the equity-based compensation arrangement and a commitment for performance by us to earn the equity instruments is reached;

•	The date when our performance necessary to earn the equity instruments is completed.

If, as of the measurement date, the fair value of the equity instruments received is not determinable within reasonable limits, the transaction is recognized based on the fair value of the services provided. If the fair value of both the equity instruments received and the services provided cannot be determined, no revenue is recognized for the services provided and the equity instrument received is recorded at zero carrying value. The amount of revenues recognized for such transactions was insignificant for each of the years presented.

(8) Other revenue recognition related policies

In accordance with ASC subtopic 605-25, or ASC 605-25, Multiple-Deliverable Revenue Arrangements, for deliverables in multiple-element arrangements, the total consideration of the arrangements is allocated based on their relative selling price, with the selling price of each deliverable determined using vendor-specific objective evidence of selling price, or VSOE, third-party evidence or TPE of selling price, or management’s best estimate of the selling price, or BESP. We consider all reasonably available information in determining the BESP, including both market and entity-specific factors.

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

Cash received in advance from customers is recorded as customer advances and deposits. The unused cash balances remaining in customers’ accounts are included as liabilities of us. Deferred revenue is recorded when services are provided before the other revenue recognition criteria set forth in ASC 605 are fulfilled.

Share-based Compensation

We account for share-based compensation in accordance with ASC topic 718, or ASC 718, Compensation-Stock Compensation: Overall. We have elected to recognize share-based compensation using the straight-line method for all share-based awards issued with no performance conditions. For awards with performance conditions, compensation cost is recognized on an accelerated basis if it is probable that the performance condition will be achieved.

Forfeitures have been estimated based on historical experience and are periodically reviewed. Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award, or the modification awards. The compensation costs associated with the modification awards are recognized if either the original vesting condition or the new vesting condition has been achieved. Such compensation costs will not be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modification awards, we recognize share-based compensation over the vesting periods of the new options, which comprises, (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term, and (ii) any unrecognized compensation cost of original award, using either the original term or the new term, whichever results in higher expenses for each reporting period.

We account for share awards issued to non-employees in accordance with the provisions of ASC 505-50. We use the Black-Scholes-Merton option pricing model method to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation. ASC 718 also requires share-based compensation to be presented in the same manner as cash compensation rather than as a separate line item.

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

We comply with the provisions of ASC topic 740, or ASC 740, Income Taxes, in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We have elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2011, 2012 and 2013, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

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

Impairment of Long-Lived Assets Other Than Goodwill

We evaluate long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC topic 360, or ASC 360, Property, Plant and Equipment. When such events occur, we assess the recoverability of the assets group based on the undiscounted future cash flow the assets group is expected to generate and recognize an impairment loss when estimated undiscounted future cash flow expected to result from the use of the assets group plus net proceeds expected from disposition of the assets group, if any, is less than the carrying value of the assets group. If we identify an impairment, we reduce the carrying amount of the assets group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. The impairment charges of long-lived assets are RMB8.0 million, nil and RMB6.7 million (US$1.1 million) for 2011, 2012 and 2013, respectively.

Impairment of Goodwill

We assess goodwill for impairment in accordance with ASC subtopic 350-20, or ASC 350-20, Intangibles—Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

Prior to 2011, we had one reporting unit because no discrete financial information was available below the consolidation level. Subsequent to the acquisitions in 2011 and thereafter, there were segment managers who regularly review the operating results of certain acquired entities and the rest of our group, which constituted two, three and three separate reporting units as of December 31, 2011 and 2012 and 2013, respectively.

Goodwill was tested for impairment in the annual impairment tests on December 31 in each year using the two-step process required by ASC 350-20. First, we compared the carrying amount of the reporting unit compared to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss. In accordance with ASU No. 2011-08, or ASU 2011-08, Testing Goodwill for Impairment, we have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test. If we believe, as a result of the qualitative assessment, that it is more-like-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

In 2013, we elected to assess goodwill for impairment test for goodwill at the two reporting units, representing acquired entities, using the two-step process. The fair value of these two reporting units exceeded their respective carrying amount, and therefore goodwill related to the two reporting units were not impaired and we were not required to perform further testing. We performed a qualitative assessment for the remaining reporting unit. Based on the requirements of ASU 2011-08, we evaluated all relevant factors, weighed all factors in their totality and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the third reporting unit, and further impairment testing on goodwill was unnecessary as of December 31, 2013.

The impairment charges of goodwill are RMB113.0 million, nil and nil for 2011, 2012 and 2013, respectively.

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

The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If impairment is considered other-than-temporary, we will write down the asset to its fair value and take the corresponding charge to the consolidated financial statements. The impairment charges of long-term investments are RMB47.9 million, RMB169.2 million and RMB17.5 million (US$2.9 million) for 2011, 2012 and 2013, respectively.

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

B. Liquidity and Capital Resources

As of December 31, 2013, our principal sources of liquidity was RMB38.4 billion (US$6.3 billion) of cash, cash equivalents and short-term investments. Our cash and cash equivalents consist of cash on hand and investments in interest bearing demand deposit accounts, time deposits, money market funds and other liquid investments which have original maturities of three months or less. The short-term investments primarily consist of fixed-rate and adjustable-rate debt investments with original maturity of less than one year. We believe that our current cash, cash equivalents, short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks.

Furthermore, cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” As of December 31, 2013, our PRC subsidiaries and consolidated affiliated entities held RMB33.6 billion (US$5.5 billion) of cash, cash equivalents and short-term investments, RMB730.6 million (US$120.7 million) of which were in the form of foreign currencies.

In July 2011, we entered into a two-year unsecured loan arrangement with Goldman Sachs Lending Partners LLC of US$350.0 million, at an annual interest rate of 1.3%. The loan was used to acquire Qunar’s ordinary shares. We repaid the loan and all accrued interest in July 2013 upon maturity, and there was no outstanding balance as of December 31, 2013.

In September 2012, we entered into a loan agreement with Australia and New Zealand Banking Group Limited (Hong Kong Branch), whereby we committed to borrow an unsecured loan of AU$105.0 million (US$108.0 million) for general working capital purposes. We drew down AU$55.0 million (settled by US$56.8 million) in October 2012 under the loan commitment, with a term of two years and a fixed annual interest rate of 2.75%. The remaining commitment of AU$50.0 million was cancelled by both parties. As of December 31, 2013, we had an outstanding balance of AU$55.0 million (US$56.8 million), which will be due in October 2014.

In July 2013, we entered into a loan agreement with Sumitomo Mitsui Banking Corporation, whereby we committed to borrow an unsecured loan of US$150.0 million for general working capital purposes. We drew down US$150.0 million in July 2013 under the loan commitment, with a term of two years and a fixed annual interest rate of 1.17%. As of December 31, 2013, we had an outstanding balance of US$150.0 million, which will be due in July 2015.

In August 2013, we entered into a loan agreement with Australia and New Zealand Banking Group Limited (Hong Kong Branch), whereby we committed to borrow an unsecured loan of AU$235.0 million (US$200.0 million) for general working capital purposes. We drew down AU$235.0 million (US$200.0 million) in August 2013 under the loan commitment, with a term of two years and a fixed annual interest rate of 1.65%. As of December 31, 2013, we had an outstanding balance of AU$235.0 million (US$200.0 million), which will be due in August 2015.

In November 2012, we issued an aggregate of US$1.5 billion senior unsecured notes in two equal tranches, due in 2017 and 2022, with stated annual interest rates of 2.25% and 3.50%, respectively. The net proceeds from the sale of the notes were used for general corporate purposes. As of December 31, 2013, the total carrying value and estimated fair value of these notes were US$1.5 billion and US$1.4 billion. The estimated fair value was based on quoted prices for our publicly-traded debt as of December 31, 2013. We are not subject to any financial covenants or other significant restrictions under the notes. During 2013, we paid an aggregate of US$43.1 million in interest payments related to these notes.

In August 2013, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2018, with stated annual interest rate of 3.25%. The net proceeds from the sale of the notes were used for general corporate purposes, including merger and acquisition activities. As of December 31, 2013, the total carrying value and estimated fair value of these notes were US$1.0 billion and US$1.0 billion, respectively. The estimated fair value was based on quoted prices for our publicly-traded debt as of December 31, 2013. We are not subject to any financial covenants or other significant restrictions under the notes. No interest were due in year 2013 related to these notes.

We may use the net proceeds from our issuance and sale of the notes to fund the operations of our PRC subsidiaries by making additional capital contribution to our existing PRC subsidiaries, injecting capital to establish new PRC subsidiaries and/or providing loans to our PRC subsidiaries. Such transfer of funds from Baidu, Inc. or any of our offshore subsidiaries to our PRC subsidiaries is subject to the PRC regulatory restrictions and procedures: (i) capital increase of the existing PRC subsidiaries and establishment of new PRC subsidiaries must be approved by the PRC Ministry of Commerce or its local counterpart and registered with SAFE or its local counterpart; and (ii) loans to any of our PRC subsidiaries must not exceed the statutory limit, which is the difference between the amount of total investment as approved by the PRC Ministry of Commerce or its local counterpart and the amount of registered capital of the PRC subsidiary, and must be registered with the local counterpart of SAFE. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our ability to fund and expand our business.”

As of December 31, 2013, we had RMB17.6 billion (US$2.9 billion) in long-term loans and notes payables (including current portion of RMB343.6 million (US$56.8 million)) and had no short-term loans.

Cash Flows and Working Capital

As of December 31, 2011, 2012 and 2013, we had RMB14.2 billion, RMB32.5 billion and RMB38.4 billion (US$6.3 billion) in cash, cash equivalents and short-term investments.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(In thousands)
Net cash generated from operating activities	8,178,819	11,995,994	13,792,971	2,278,438
Net cash used in investing activities	(14,250,529)	(13,750,100)	(23,322,819)	(3,852,657)
Net cash generated from financing activities	2,425,810	9,518,885	7,541,561	1,245,777
Effect of exchange rate changes on cash	(8,594)	(11,629)	(200,548)	(33,128)

Net increase (decrease) in cash and cash equivalents	(3,654,494)	7,753,150	(2,188,835)	(361,570)

Cash and cash equivalents at beginning of the period	7,781,976	4,127,482	11,880,632	1,962,541
Cash and cash equivalents at end of the period	4,127,482	11,880,632	9,691,797	1,600,971

Operating Activities

Net cash generated from operating activities increased to RMB13.8 billion (US$2.3 billion) in 2013 from RMB12.0 billion in 2012. This increase was mainly attributable to the adding-back to net income of increased depreciation and amortization expenses, which increased to RMB2.7 billion (US$438.1 million) in 2013 from RMB1.5 billion in 2012.

Net cash generated from operating activities increased to RMB12.0 billion in 2012 from RMB8.2 billion in 2011. This increase was mainly attributable to the substantial increase in net income to RMB10.4 billion in 2012 from RMB6.6 billion in 2011.

Investing Activities

Net cash used in investing activities was about RMB13.8 billion and RMB23.3 billion (US$3.9 billion) in 2012 and 2013, respectively. The increase is primarily due to more acquisitions of businesses accomplished in 2013.

Net cash used in investing activities was about RMB14.3 billion and RMB13.8 billion in 2011 and 2012, respectively. Compared to 2011, our investment of short-term investments increased, while our acquisitions of business decreased in 2012.

Financing Activities

Net cash flow generated from financing activities was RMB7.5 billion (US$1.2 billion) in 2013, compared to a net cash flow of RMB9.5 billion generated from financing activities in 2012. The decrease is primarily due to less long-term notes issued in 2013.

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

Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated affiliated entities in which we have no legal ownership, totaling approximately RMB1.2 billion, RMB2.8billion and RMB3.7 billion (US$613.8 million) as of December 31, 2011, 2012 and 2013, respectively.

Capital Expenditures

We made capital expenditures of RMB1.8 billion, RMB2.3 billion and RMB2.8 billion (US$455.4 million) in 2011, 2012 and 2013, representing 12.2%, 10.4% and 8.6% of our total revenues, respectively. In 2013, our capital expenditures were used primarily for the purchase of servers, network equipment, other computer hardware for our business and construction of our office buildings. We funded our capital expenditures primarily with net cash flow generated from operating activities.

We commenced construction of an office building in Shenzhen in December 2011, Baidu Science Park in Beijing in August 2012, and Shanxi Cloud Computing Center in September 2012, and we expect to complete the planned construction of these buildings by the end of 2016, in 2015 and 2017 respectively. See “Item 4.D. Property, Plant and Equipment” for more details of our capital expenditures associated with these projects.

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

In the three years ended December 31, 2011, 2012 and 2013, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB1.3 billion, RMB2.3 billion and RMB4.1 billion (US$678.4 million), representing 9.2%, 10.3% and 12.9% of our total revenues for 2011, 2012 and 2013, respectively. Our research and development expenses consist primarily of personnel-related costs. We have expensed substantially all of the development costs for the research and development of products and new functionality as incurred, except for certain internal-use software.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2013 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F. Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2013.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In RMB thousands)
Long-Term Debt Obligations(1)	20,482,857	842,026	3,057,476	11,407,441	5,175,914
Capital Lease Obligations(2)	92,058	49,160	42,863	35	—
Operating Lease Obligations(3)	4,982,082	2,208,713	1,810,314	777,783	185,272
Purchase Obligations(4)	2,091,027	1,555,102	498,652	35,949	1,324
Total	27,648,024	4,655,001	5,409,305	12,221,208	5,362,510

(1)	The long-term debt obligations represent (i) two-year loans from Australia and New Zealand Banking Group Limited (Hong Kong Branch), (ii) a two-year loan from Sumitomo Mitsui Banking Corporation, (iii) senior unsecured notes due in 2017 and 2022, and (iv) senior unsecured notes due in 2018. The total interest to be paid for these loans is RMB45.0 million (US$7.4 million), RMB18.7 million (US$3.1 million), RMB1.8 billion (US$303.8 million) and RMB983.7 million (US$162.5 million), respectively. Please see “Loans Payable” under Note 10 and “Notes payable” under Note 11 to our audited consolidated financial statements.
(2)	Capital lease obligations represent our obligations for leasing servers, and the total amount of interest to be paid is RMB6.2 million (US$1.0 million).
(3)	Operating lease obligations represent our obligations for leasing premises and bandwidth.
(4)	Purchase obligations consist primarily of expenditures in connection with the expansion and improvement of network infrastructure, our plan to build or acquire additional office buildings and cloud computing-based data centers, and expenditures for video content.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Robin Yanhong Li	45	Chairman and Chief Executive Officer
Jennifer Xinzhe Li	46	Chief Financial Officer
William Decker	67	Independent Director
James Ding	48	Independent Director
Nobuyuki Idei	76	Independent Director
Greg Penner	44	Independent Director
Dejian Liu	42	Director

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

Jennifer Xinzhe Li has served as our chief financial officer since March 2008. Ms. Li is in charge of our finance and accounting. Ms. Li has extensive experience in U.S. GAAP reporting and in developing and leading finance and accounting teams before she joined us. Prior to joining our company, Ms. Li served as controller of General Motors Acceptance Corporation (GMAC)’s North American Operations from 2005 to 2008. Prior to that, Ms. Li worked at General Motors China, where she was responsible for overseeing finance functions of General Motors’ wholly owned and joint venture businesses in China from 2001 to 2004, with the last post as its chief financial officer. From 1994 to 2001, she held several other finance positions at General Motors in Canada, the United States and Singapore. Ms. Li has been serving as a director of Philip Morris International, Inc. since May 2010. Ms. Li holds an M.B.A. degree from the University of British Columbia in Vancouver, B.C., Canada and a bachelor of arts degree from Tsinghua University in China.

William Decker has served as our independent director and chairman of the audit committee since October 2005. Mr. Decker is a retired partner at PricewaterhouseCoopers LLP. Prior to his retirement in July 2005, Mr. Decker was the partner in charge of PricewaterhouseCoopers LLP’s Global Capital Markets Group. He led a team of more than 300 professionals in 25 countries that provided technical support to non-U.S. companies on SEC regulations, U.S. GAAP reporting and assistance with Sarbanes-Oxley Act compliance work. Mr. Decker has served as an independent director and the chairman of the audit committee of VisionChina Media Inc., a NASDAQ-listed company that operates an out-of-home advertising network on mass transportation systems in China, from December 2007 to December 2011. Mr. Decker received a bachelor of science degree in accounting from Fairleigh Dickinson University in New Jersey.

James Ding has served as our independent director since our initial public offering in August 2005. Mr. Ding served as a co-chairman of the board of directors of AsiaInfo-Linkage Inc., a NASDAQ-listed company, from July 20110 to January 2014. Prior to that, Mr. Ding served as the chairman of the board of AsiaInfo from April 2003 to July 2010, and a member of the board since AsiaInfo’s inception in 1993. Mr. Ding served as the chief executive officer and president of AsiaInfo from 1999 to 2003 and as senior vice president and chief technology officer of AsiaInfo from 1993 to 1999. Mr. Ding is currently a general partner and managing director of GSR Ventures, an early stage venture fund focusing on semiconductor, internet, wireless, new media and green technology investment in China. Mr. Ding also serves as a director of NetQin Mobile Inc., a NYSE-listed mobile internet service provider, and an independent director of Huayi Brothers Media Corporation, a ChiNext Shenzhen-listed company. Mr. Ding received a master’s degree in information science from the University of California, Los Angeles and a bachelor’s degree in chemistry from Peking University in China.

Nobuyuki Idei has served as our independent director since June 2007. Being an experienced director, Mr. Idei currently also serves as director of Accenture, director of FreeBit Co, Ltd., director of Lenovo Group, director of Monex Group, Inc. and chairman of the National Conference on Fostering Beautiful Forests in Japan. Mr. Idei is founder and chief executive officer of Quantum Leaps Corporation, a specialist consultancy that advises private and public institutions on the changing role of technology in the 21st century. Mr. Idei is also founder and chairman of the board of Asia Innovators’ Initiative, a private non-profit organization which he established in 2011 to serve as a catalyst for social innovation in Asia by bringing together a diverse range of individuals and promoting knowledge sharing. Mr. Idei was chairman and chief executive officer of Sony Corporation from 2000 to 2005, chief corporate advisor from 2005 to 2007 and chairman of the advisory board from 2007 to 2012. Prior to that, Mr. Idei held a range of leadership positions at Sony including general manager of the audio division, senior general manager of the home video group, and president and representative director. Mr. Idei has also served in a number of other advisory positions including as counselor to the Bank of Japan, member of Japan’s national IT Strategy Council, and vice chairman of Nippon Keidanren. Mr. Idei received a bachelor of science degree in economics and politics from Waseda University in Tokyo.

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

Dejian Liu has served as our director since October 2013. Mr. Liu is the founder, chairman and executive director of NetDragon Websoft Inc., or NetDragon, a China-based developer and operator of online games and mobile internet platforms listed on the Hong Kong Stock Exchange. Since founding NetDragon in 1999, he has led it to become a leading player in China’s online gaming and mobile Internet industries. Mr. Liu is responsible for NetDragon’s overall strategic development and is the chief designer in its game development team. Mr. Liu also served as chairman and non-executive director of 91 Wireless Websoft Limited, which was a former subsidiary of NetDragon and acquired by us in October 2013. Mr. Liu was vice president of Beso Biological Research Center, Inc. from 1995 to 2005. He was also vice president of Fuzhou Yangzhenhua 851 Bio-Engineering Research Inc. from 1995 to 2000 before being promoted to president of that organization in 2001. Mr. Liu received a bachelor’s degree of Science in Chemistry from the University of Kansas.

B. Compensation

In 2013, we paid an aggregate of approximately RMB8.0 million (US$1.3 million) in cash compensation and granted options to purchase an aggregate of 35,178 Class A ordinary shares to our executive officers as a group. We also paid an aggregate of approximately RMB0.4 million (US$73,500) in cash compensation and granted 240 restricted Class A ordinary shares to our non-executive directors as a group. Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Our board of directors and shareholders approved the issuance of up to 5,040,000 ordinary shares upon exercise of awards granted under our 2000 option plan. Our 2000 option plan terminated in January 2010 upon the expiration of its ten-year term. As of December 31, 2013, an aggregate of 268 Class A ordinary shares were issuable upon exercise of outstanding awards granted under our 2000 option plan. At the annual general meeting held on December 16, 2008, our shareholders approved a new 2008 share incentive plan, which has reserved an additional 3,428,777 Class A ordinary shares for awards to be granted pursuant to its terms. As of December 31, 2013, options to purchase an aggregate of 268,104 Class A ordinary shares and an aggregate of 213,133 restricted Class A ordinary shares had been granted under the 2008 share incentive plan.

The following table summarizes, as of December 31, 2013, the outstanding options and restricted Class A ordinary shares that we granted to our current directors and executive officers and to other individuals as a group under our 2000 option plan and 2008 share incentive plan. Each Class A ordinary share is represented by 10 ADSs.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Grant Date	Expiration Date
Robin Yanhong Li	10,800		133.86	February 11, 2009	February 11, 2019
	4,247		1,058.90	January 25, 2011	January 25, 2021
	4,515		1,418.30	February 16, 2012	February 16, 2022
	10,598		1,083.00	January 31, 2013	January 31, 2023
	54	(1)	—	February 16, 2012	N/A
Jennifer Xinzhe Li	*		424.36	January 27, 2010	January 27, 2020
	*		1,058.90	January 25, 2011	January 25, 2021
	*		1,418.30	February 16, 2012	February 16, 2022
	*		1,083.00	January 31, 2013	January 31, 2023
	*	(1)	—	February 16, 2012	N/A
William Decker	*	(1)	—	February 16, 2012	N/A
James Ding	*	(1)	—	February 16, 2012	N/A
Nobuyuki Idei	*	(1)	—	February 16, 2012	N/A
Greg Penner	*	(1)	—	February 16, 2012	N/A
Dejian Liu	*	(1)	—	October 23, 2013	N/A
Other individuals as a group	334,092		—	—	—

*	The options and restricted shares in aggregate held by each of these directors and officers represent less than 1% of our total outstanding shares.
(1)	Restricted shares.

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

C. Board Practices

Board of Directors

Our board of directors has six directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. The remuneration to be paid to the directors is determined by the board of directors. There is no age limit requirement for directors.

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

In 2013, our audit committee held meetings or passed resolutions by unanimous written consent six times.

Compensation Committee

Our compensation committee consists of James Ding and Greg Penner, both of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules. The compensation committee assists the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting while his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

In 2013, our compensation committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2013, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent twice.

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

D. Employees

We had 16,082, 20,877 and 31,676 employees as of December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, we had 1,674 employees in management and administration, 14,055 employees in research and development, 2,779 employees in operation and service, and 13,168 employees in sales and marketing. As of December 31, 2013, we had 19,869 employees in Beijing, 11,711 employees outside of Beijing but within China, and 96 employees outside of China. We also hire temporary employees and contractors from time to time. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to manage our expanding operations effectively.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2014 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Shares Beneficially Owned
Directors and Executive Officers:	Number(1)	%(2)
Robin Yanhong Li(3)	5,569,715	15.9%
Jennifer Xinzhe Li(4)	*	*
William Decker(5)	*	*
James Ding(6)	*	*
Nobuyuki Idei(7)	*	*
Greg Penner(8)	*	*
Dejian Liu(9)	—	—
All Directors and Executive Officers as a Group(10)	5,848,829	16.7%
Principal Shareholders:
Handsome Reward Limited(11)	5,490,000	15.7%
Baillie Gifford & Co (Scottish partnership)(12)	2,563,477	7.3%

*	Less than 1% of our total outstanding Class A ordinary shares and Class B ordinary shares.
(1)	The number of shares beneficially owned by each named director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested or will vest within 60 days after February 28, 2014, and restricted shares held by such person that will vest within 60 days after February 28, 2014. The options and restricted shares were granted under our 2000 option plan or 2008 share incentive plan.
(2)	Percentage of beneficial ownership of each named director and executive officer is based on 35,036,446 ordinary shares (consisting of 27,518,525 Class A ordinary shares and 7,517,921 Class B ordinary shares) of our company outstanding as of February 28, 2014, the number of ordinary shares underlying options that have vested or will vest within 60 days after February 28, 2014, and the number of restricted shares that will vest within 60 days after February 28, 2014, each as held by such person as of that date.
(3)	Includes (i) 37,665 Class A Ordinary Shares directly held by Mr. Li on record; (ii) 20,460 Class A ordinary shares in the form of ADSs held in the brokerage account of the administrator of the issuer’s employee stock option program; (iii) 2,244 restricted Class A Ordinary Shares that have vested as of February 28, 2014; (iv) 19,346 Class A Ordinary Shares issuable upon exercise of options within 60 days after the date of February 28, 2014; and (v) 5,490,000 Class B Ordinary Shares held by Handsome Reward Limited, a British Virgin Islands company wholly owned and controlled by Mr. Li, and excludes 1,576,667 Class B Ordinary Shares held by Melissa Ma, Mr. Li’s wife, of which Mr. Li disclaims beneficial ownership. The business address of Mr. Li is c/o Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.
(4)	The business address of Ms. Li is c/o Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.
(5)	The address of Mr. Decker is 24 Nordic Way, Saranac Lake, New York 12983, U.S.A.
(6)	The business address of Mr. Ding is 4/F, Zhongdian Information Tower No. 6 Zhongguancun South Street, Haidian District, Beijing 100086, PRC.
(7)	The business address of Mr. Idei’s address is Tokyo Ginko Kyoukai Building 16F,1-3-1, Marunouchi, Chiyoda-ku, Tokyo, 100-0005, Japan.
(8)	The business address of Mr. Penner is 3000 Sand Hill Road, Building 1, Suite 150, Menlo Park, California 94025, U.S.A.
(9)	The business address of Mr. Liu is 58 Hot Spring Branch Road, Fuzhou, Fujian 350001, PRC.
(10)	Includes ordinary shares, ordinary shares issuable upon exercise of options and restricted shares, held by all of our directors and executive officers as a group.
(11)	Represents 5,490,000 Class B ordinary shares held by Handsome Reward Limited, a British Virgin Island company wholly owned and controlled by Mr. Robin Yanhong Li. The business address of Handsome Reward Limited is c/o Robin Yanhong Li, Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.
(12)	Represents 2,563,477 Class A ordinary shares in the form of ADSs held by Baillie Gifford & Co (Scottish partnership), as reported on Schedule 13G filed by Baillie Gifford & Co (Scottish partnership) on January 17, 2014. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of February 28, 2014. The address of Baillie Gifford & Co (Scottish partnership) is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

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

As of February 28, 2014, 35,036,446 of our ordinary shares were issued and outstanding. To our knowledge, approximately 79.0% of our total outstanding ordinary shares were held by four record shareholders in the United States, including approximately 78.1% held by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

As of December 31, 2013, we had RMB371.0 million (US$61.3 million) due from related parties, which primarily represents the borrowings provided by us to one noncontrolling shareholder of an acquired subsidiary, which were unsecured and repayable on contract terms, and arose in the ordinary course of business. The amount outstanding as of March 28, 2014 was RMB0.1 million (US$17.2 thousand).

As of December 31, 2013, we had RMB373.6 million (US$61.7 million) due to related parties, which primarily represents unsecured and interest free loans provided by a noncontrolling shareholder of an acquired subsidiary, which arose in the ordinary course of business. The amount outstanding as of March 28, 2014 was RMB0.4 million (US$65.7 thousand).

Share Options and Restricted Shares Grants

Please refer to “Item 6.B. Directors, Senior Management and Employees—Compensation.”

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we have been involved in litigation or other disputes regarding, among other things, copyright and trademark infringement, defamation, unfair competition and labor disputes. Our search results provide links to materials, and our Baidu WenKu, Baidu Post Bar, Baidu Media Player, Baidu Video Search, iQiyi and certain other products or services may contain materials, in which others may allege to own copyrights, trademarks or image rights or which others may claim to be defamatory or objectionable. We have received notice letters from third parties asserting copyright infringement, unfair competition, defamation, breach of contract and labor-related claims against us.

In September 2011, three Chinese writers filed 16 complaints against us before the Haidian District People’s Court in Beijing, alleging that our Baidu WenKu had infringed upon their copyrights to certain literary works. In December 2011, the plaintiffs withdrew their complaints. However, in January 2012, the writers re-filed their complaints for the same claims with the Haidian District People’s Court in Beijing, seeking compensation in an aggregate amount of RMB1.9 million (US$0.3 million). The Haidian District People’s Court in Beijing issued rulings for these cases in September 2012. The court held in seven of these cases that we “should have known” the files uploaded by users to Baidu WenKu infringed upon the plaintiffs’ copyrights and failed to take necessary actions to remove the infringing content immediately despite the plaintiffs’ notification of the infringement and request to remove the infringing content, and ordered us to pay for the plaintiffs’ damages in an aggregate amount of approximately RMB0.2 million (US$28.6 thousand). The court held in these seven cases that we would have been exempted from liabilities if we had removed the infringing content immediately upon the receipt of the warning and removal request from the copyright holders. The court dismissed all plaintiffs’ claims in the other cases. None of the parties has filed any appeals.

In 2013, 125 complaints were filed against Baidu Netcom before various courts in China alleging that our Baidu Video Search had infringed various copyrights. The aggregate amount of the damages sought in these 125 complaints totals approximately RMB16.9 million (US$2.8 million). 37 of these cases are still pending. The other cases are closed, and the aggregate amount of compensation awarded by the courts to the plaintiffs in our lost cases is approximately RMB0.7 million (US$0.1 million).

As of December 31, 2013, we were involved in 210 cases pending in various PRC and U.S. courts. The aggregate amount of compensation sought under these cases is approximately RMB724.6 million (US$119.7 million).

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

The following table provides the high and low trading prices for our ADSs on NASDAQ for (i) the years 2009, 2010, 2011, 2012 and 2013, (ii) each of the four quarters of 2012 and 2013, and (iii) each of the past six full months. For ease of comparison, the ADS prices before May 12, 2010 have been retroactively adjusted to reflect the ADS to Class A ordinary share ratio change that took effect on May 12, 2010.

	Trading Price
	High	Low
Annual Highs and Lows
2009	44.33	10.50
2010	115.04	38.47
2011	165.96	97.58
2012	154.15	85.96
2013	181.25	82.98
Quarterly Highs and Lows
First Quarter 2012	154.15	117.17
Second Quarter 2012	152.85	107.50
Third Quarter 2012	134.71	99.71
Fourth Quarter 2012	116.80	85.96
First Quarter 2013	114.88	83.31
Second Quarter 2013	103.61	82.98
Third Quarter 2013	155.80	88.89
Fourth Quarter 2013	181.25	141.52
Monthly Highs and Lows
September 2013	155.80	132.31
October 2013	169.75	141.52
November 2013	169.55	142.70
December 2013	181.25	163.31
January 2014	185.50	155.21
February 2014	180.48	148.60
March 2014 (through March 27, 2014)	189.34	144.16

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs have been listed on NASDAQ since August 5, 2005 under the symbol “BIDU.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our third amended and restated memorandum and articles of association, as well as the Companies Law (2013 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2013 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

United States Federal Income Taxation

The following discussion describes certain U.S. federal income tax considerations under present law of the purchase, ownership and disposition of the ADSs or ordinary shares. This summary applies only to investors that are U.S. Holders (as defined below) and that hold the ADSs or ordinary shares as capital assets. This discussion is based on the tax laws of the United States as in effect on the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	persons that elect to mark their securities to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	regulated investment companies;

•	certain expatriates or former long-term residents of the United States;

•	governments or agencies or instrumentalities thereof;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons whose functional currency is other than the U.S. dollar; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration.

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

•

a trust that (i) is subject to the supervision of a court within the United States and the control of one or more United States persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

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

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”), or an opinion as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under U.S. federal income tax principles). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders (including individual U.S. Holders), dividends may be taxed at the lower applicable capital gains rate provided that (i) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and the PRC, (ii) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (iii) certain holding period requirements are met, and (iv) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the NASDAQ Global Select Market will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, you may be able to obtain a reduced rate of PRC withholding taxes under the income tax treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for U.S. Holders federal income tax purposes in respect of such withholding, but only for a year in which you elect to do so for all creditable foreign income taxes. You should consult your tax advisor regarding the creditability of any PRC tax.

Sale, Exchange or Other Disposition of the ADSs or ordinary shares

Subject to the passive foreign investment company rules discussed below, you will recognize gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss (in the case of losses, subject to certain limitations). However, in the event we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gain as PRC source income. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a “passive foreign investment company,” or “PFIC,” for our taxable year ended December 31, 2013 and we do not expect to be a PFIC for our taxable year ending December 31, 2014 or for the foreseeable future. However, our PFIC status for the current taxable year ending December 31, 2014 will not be determinable until its close, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for you for such year and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. Such deductions, however, are allowable only to the extent of any net mark-to-

market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or “regularly traded,” on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed on the NASDAQ Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the general PFIC rules described above with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

Alternatively, a U.S. Holder may avoid the PFIC tax consequences described above in respect to its ADSs and ordinary shares by making a timely “qualified electing fund,” or QEF, election. In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Because we do not intend to provide such information, however, such election will not be available to you with respect to the ADSs or ordinary shares.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file an annual information report containing such information as the U.S. Treasury may require.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Medicare Tax

An additional 3.8% tax is imposed on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to the ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. U.S. Holders are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of an investment in the ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number and make any other required certification or that are otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. You should consult your tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. This law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1, as amended and prospectus under the Securities Act of 1933, with respect to our ordinary shares. We have also previously filed with the SEC our registration statement on Form F-3 with respect to the sale of debt securities by our company on a continuous basis, a prospectus under the Securities Act with respect to our issuance of US$1.5 billion senior unsecured notes in two equal tranches, due in 2017 and 2022 with stated interest rates of 2.25% and 3.50%, respectively, and a prospectus under the Securities Act with respect to our issuance of US$1.0 billion senior unsecured notes due in 2018 with stated interest rates of 3.25%.

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

We had RMB28.7 billion (US$4.7 billion) short-term investments as of December 31, 2013, with a weighted average duration of approximately 0.38 years. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of approximately RMB106.8 million (US$17.6 million) in the fair value of these short-term investments as of December 31, 2013.

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

The RMB appreciated by 2.9% against the U.S. dollar in 2013. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in a decrease of RMB489.6 million (US$80.9 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2013.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2014, we expect to receive approximately US$4.0 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2013, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of 91 Wireless Websoft Limited, which is included in the 2013 consolidated financial statements of Baidu, Inc. and constituted RMB11.9 billion (US$2.0 billion) and RMB11.3 billion (US$1.9 billion) of total and net assets, respectively, as of December 31, 2013 and RMB259.8 million (US$42.9 million) and RMB27.8 million (US$4.6 million) of revenues and net income, respectively. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2013, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

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

	2012		2013
Audit fees(1)	US$	1,874,270	US$	3,444,858
Audit-related fees(2)	US$	85,688		—
Tax fees(3)	US$	11,139	US$	46,146
All other fees(4)		—	US$	2,153

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2012 and 2013, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	“Audit-related fees” means fees billed in year 2012 for professional services rendered by our principal auditors associated with certain due diligence projects.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning. In 2012 and 2013, the tax fees refer to fees paid to our principal auditors for reviewing the compliance of our tax documentation and providing tax advices.
(4)	“All other fees” means the aggregate fees billed in 2013 for our subscription of certain U.S. GAAP reading materials from our principal auditors.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2013. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 99.2 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 1 of the prospectus filed with the Securities and Exchange Commission on January 5, 2009 pursuant to Rule 424(b)(3) under the Securities Act)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of Amendment No. 5 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on August 2, 2005)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

2.4	Indenture, dated November 28, 2012 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on November 28, 2012)

2.5	First Supplemental Indenture dated November 28, 2012 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on November 28, 2012)

2.6	Form of 2.250% Notes due 2017 (incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on November 28, 2012)

2.7	Form of 3.500% Notes due 2022 (incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on November 28, 2012)

2.8	Second Supplemental Indenture dated August 6, 2013 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on August 6, 2013)

2.9	Form of 3.250% Notes due 2018 (incorporated by reference to Exhibit 4.6 to Form 6-K furnished with the Securities and Exchange Commission on August 6, 2013)

4.1	2000 Option Plan (amended and restated effective December 16, 2008) (incorporated by reference to Exhibit 99.3 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

Exhibit Number	Description of Document
4.2	2008 Share Incentive Plan (incorporated by reference to Exhibit 99.4 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

4.3	Form of Indemnification Agreement between the Registrant and the Registrant’s directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.5	Translation of Exclusive Technology Consulting and Services Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom and the supplementary agreement dated April 22, 2010 (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.6	Translation of Operating Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.7	Translation of Software License Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.5 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.8	Translation of Web Layout Copyright License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 99.8 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.9	Translation of Proxy Agreement dated August 9, 2004 among Baidu Online, Baidu Netcom, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.9 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.10	Translation of Equity Pledge Agreement dated March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.10 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.11	Translation of Exclusive Equity Purchase and Transfer Option Agreement dated March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.11 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.12	Translation of Loan Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.12 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005) and the Supplementary Agreement among Baidu Online, Baidu Netcom, Robin Yanhong Li, Eric Yong Xu and Haoyu Shen dated January 11, 2011 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.13	Translation of Form of Irrevocable Powers of Attorney issued by the shareholders of Baidu Netcom (incorporated by reference to Exhibit 99.13 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

Exhibit Number	Description of Document
4.14	Translation of the form of Technology Consulting and Services Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.15	Translation of the form of Operating Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.16	Translation of the form of Web Layout Copyright License Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.17	Translation of the form of Proxy Agreement among Baidu Online, a consolidated affiliated PRC entity and the shareholders of the consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.22 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.18	Translation of the form of Equity Pledge Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.19	Translation of the form of Exclusive Equity Purchase and Transfer Option Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.20	Translation of the form of Loan Agreement between Baidu Online and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.21	Translation of the Supplementary Agreement to Exclusive Technology Consulting and Services Agreement dated June 23, 2006 between Baidu Online and Beijing Perusal, dated as of April 22, 2010 (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.22	Translation of the Operating Agreement dated June 23, 2006 between Baidu Online, Beijing Perusal, Jiping Liu and Yazhu Zhang and the supplementary agreement dated April 22, 2010 (incorporated by reference to Exhibit 4.26 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.23	Translation of the Web Layout Copyright License Agreement dated June 23, 2006 between Baidu Online and Beijing Perusal (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.24	Translation of the Proxy Agreement dated June 23, 2006 among Jiping Liu, Yazhu Zhang and Baidu Online (incorporated by reference to Exhibit 4.28 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.25	Translation of the Amended and Restated Equity Pledge Agreements between Baidu Online and Yazhu Zhang, and between Baidu Online and Jiping Liu, both dated January 16, 2012 (incorporated by reference to Exhibit 4.29 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.26	Translation of the Amended and Restated Equity Purchase and Transfer Option Agreements between Baidu Online, Jiping Liu and Beijing Perusal, and between Baidu Online, Yazhu Zhang and Beijing Perusal, both dated January 16, 2012 (incorporated by reference to Exhibit 4.30 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

Exhibit Number	Description of Document
4.27	Translation of Irrevocable Powers of Attorney issued by Jiping Liu and Yazhu Zhang, the shareholders of Beijing Perusal, both dated June 23, 2006 (incorporated by reference to Exhibit 4.31 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.28	Translation of the Amended and Restated Loan Agreements between Baidu Online and Jiping Liu and between Baidu Online and Yazhu Zhang, both dated January 16, 2012 (incorporated by reference to Exhibit 4.32 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.29	Translation of the Technology Consulting and Services Agreement dated February 28, 2008 between Baidu Online and BaiduPay and the supplementary agreement dated April 22, 2010 (incorporated by reference to Exhibit 4.33 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.30	Translation of the Operating Agreement dated February 28, 2008 between Baidu Online, BaiduPay, Jun Yu and Beijing Netcom and the supplementary agreement dated April 22, 2010 (incorporated by reference to Exhibit 4.34 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.31	Translation of the Web Layout Copyright License Agreement dated February 28, 2008 between Baidu Online and BaiduPay (incorporated by reference to Exhibit 4.35 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.32	Translation of the Proxy Agreement between Zhixiang Liang and Baidu Online, dated April 23, 2012 (incorporated by reference to Exhibit 4.33 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.33	Translation of the Equity Pledge Agreement between Baidu Online and Zhixiang Liang, dated April 23, 2012 (incorporated by reference to Exhibit 4.34 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.34	Translation of the Exclusive Equity Purchase and Transfer Option Agreement between Baidu Online, Zhixiang Liang and BaiduPay, dated April 23, 2012 (incorporated by reference to Exhibit 4.35 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.35	Translation of Irrevocable Power of Attorney issued by Zhixiang Liang, the individual shareholder of BaiduPay, dated April 23, 2012 (incorporated by reference to Exhibit 4.36 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.36	Translation of the Loan Agreement between Baidu Online and Zhixiang Liang, dated April 23, 2012 (incorporated by reference to Exhibit 4.37 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.37	Translation of the supplementary agreements, dated March 11, 2010 and April 22, 2010 to the Software License Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 4.48 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.38	Translation of the supplementary agreement dated March 1, 2010 to the Web Layout Copyright License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 4.50 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

Exhibit Number	Description of Document
4.39	Translation of the supplementary agreement dated April 22, 2010 to the Operating Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 4.51 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.40	Translations of the supplementary agreement dated April 22, 2010 to the Exclusive Equity Purchase and Transfer Option Agreement dated March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 4.53 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.41	Translation of the supplementary agreement by and among Baidu Online, Beijing Perusal, Jiping Liu and Yazhu Zhang dated September 6, 2011 (incorporated by reference to Exhibit 4.55 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.42	Translation of Loan Agreement dated February 10, 2006 between Baidu Online and Robin Yanhong Li (incorporated by reference to Exhibit 4.63 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.43	Translation of Loan Agreement dated March 6, 2008 between Baidu Online and Robin Yanhong Li (incorporated by reference to Exhibit 4.64 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.44	Translation of the supplementary agreement to the Loan Agreement by and among Robin Yanhong Li, Baidu Netcom and Baidu Online dated September 6, 2011 (incorporated by reference to Exhibit 4.65 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.45	Translation of the supplementary agreement to the Software License Agreement between Baidu Online and Baidu Netcom dated January 30, 2011 (incorporated by reference to Exhibit 4.68 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.46	Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and Baidu Netcom dated January 30, 2011 (incorporated by reference to Exhibit 4.69 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.47	Translation of the Supplementary Agreement to the Amended and Restated Loan Agreement by and among Baidu Online, Robin Yanhong Li, Haoyu Shen and Zhan Wang dated August 26, 2011 (incorporated by reference to Exhibit 4.72 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.48	Translation of the Supplementary Agreement to the Amended and Restated Equity Pledge Agreement by and among Baidu Online, Robin Yanhong Li, Haoyu Shen and Zhan Wang dated August 26, 2011 (incorporated by reference to Exhibit 4.73 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.49	Translation of the Equity Pledge Agreement between Baidu Online and Robin Yanhong Li dated December 1, 2011 (incorporated by reference to Exhibit 4.74 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.50	Translation of the Supplementary Agreement by and among Baidu Online, Baidu Netcom, Robin Yanhong Li and Zhan Wang dated September 6, 2011 (incorporated by reference to Exhibit 4.75 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

Exhibit Number	Description of Document
4.51	Translation of the Supplementary Agreement to the Amended and Restated Equity Purchase and Transfer Option Agreement and its Supplementary Agreement among Baidu Online, Robin Yanhong Li, Haoyu Shen, Baidu Netcom and Zhan Wang dated August 26, 2011 (incorporated by reference to Exhibit 4.76 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.52	Translation of the Supplementary Agreement to the Operating Agreement and its Supplementary Agreement among Baidu Online, Baidu Netcom, Robin Yanhong Li, Haoyu Shen and Zhan Wang dated August 26, 2011 (incorporated by reference to Exhibit 4.77 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.53	Translation of the Proxy Agreement among Robin Yanhong Li, Zhan Wang and Baidu Online dated August 26, 2011 (incorporated by reference to Exhibit 4.78 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.54	Translation of Supplementary Agreement among Baidu Online, BaiduPay, Baidu Netcom and Hu Cai dated September 6, 2011 (incorporated by reference to Exhibit 4.79 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.55	Translation of the Supplementary Agreement to Exclusive Technology Consulting and Services Agreement between Baidu Online and BaiduPay dated September 6, 2011 (incorporated by reference to Exhibit 4.80 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.56	Translation of the Supplementary Agreement to Web Layout Copyright License Agreement between Baidu Online and BaiduPay dated September 6, 2011 (incorporated by reference to Exhibit 4.74 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.57	Term Loan Facility Agreement between Baidu, Inc. and Australia and New Zealand Banking Group Limited (Hong Kong Branch) dated September 18, 2012 (incorporated by reference to Exhibit 4.77 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.58	Translation of Domain Name License Termination Agreement between Baidu Online and Baidu Netcom dated December 31, 2012 (incorporated by reference to Exhibit 4.78 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.59	Translation of Domain Name License Termination Confirmation between Baidu Online and Beijing Perusal dated December 31, 2012 (incorporated by reference to Exhibit 4.79 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.60	Translation of Trademark License Termination Agreement between Baidu Online and Baidu Netcom dated February 1, 2013 (incorporated by reference to Exhibit 4.80 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.61	Translation of Trademark License Termination Agreement between Baidu Online and Beijing Perusal dated February 1, 2013 (incorporated by reference to Exhibit 4.81 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.62	Translation of Trademark License Termination Agreement between Baidu Online and BaiduPay dated February 1, 2013 (incorporated by reference to Exhibit 4.82 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.63	Translation of Domain Name License Termination Agreement between Baidu Online and BaiduPay dated December 31, 2012 (incorporated by reference to Exhibit 4.83 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

Exhibit Number	Description of Document
4.64*	Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and Baidu Netcom dated August 15, 2013

4.65*	Translation of the supplementary agreement to the Software License Agreement between Baidu Online and Baidu Netcom dated August 15, 2013

4.66*	Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and Beijing Perusal dated August 15, 2013

4.67*	Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and BaiduPay dated August 15, 2013

4.68*	Translation of the supplementary agreement to the Amended and Restated Loan Agreement between Baidu Online and Robin Yanhong Li and Zhan Wang dated March 1, 2014

4.69*	Transaction Framework Agreement, dated May 7, 2013, by and among PPStream Inc., Qiyi.com, Inc. and other parties thereto

4.70*	Agreement and Plan of Merger, dated August 14, 2013, between Baidu (Hong Kong) Limited, Baidu (Hong Kong) Sub Limited and 91 Wireless Websoft Limited

4.71*	Term Loan Facility Agreement between Baidu, Inc. and Sumitomo Mitsui Banking Corporation dated July 24, 2013

4.72*	Term Loan Facility Agreement between Baidu, Inc. and Australia and New Zealand Banking Group Limited (Hong Kong Branch) dated August 13, 2013

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.14 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Ernst & Young Hua Ming LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baidu, Inc.

By:	/s/ Robin Yanhong Li
Name: Robin Yanhong Li
Title: Chairman and Chief Executive Officer

Date: March 28, 2014

BAIDU, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Baidu, Inc.

We have audited the accompanying consolidated balance sheets of Baidu, Inc. (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baidu, Inc. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Baidu, Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 28, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

March 28, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Baidu, Inc.

We have audited Baidu, Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Baidu, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of 91 Wireless Websoft Limited, which is included in the 2013 consolidated financial statements of Baidu, Inc. and constituted RMB11.94 billion and RMB11.25 billion of total and net assets, respectively, as of December 31, 2013 and RMB259.84 million and RMB27.84 million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Baidu, Inc. also did not include an evaluation of the internal control over financial reporting of 91 Wireless Websoft Limited.

In our opinion, Baidu, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Baidu, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013 of Baidu, Inc., and our report dated March 28, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

March 28, 2014

BAIDU, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		December 31,
	Notes	2012	2013	2013
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		11,880,632	9,691,797	1,600,971
Restricted cash		395,029	259,533	42,872
Short-term investments	4	20,604,223	28,734,761	4,746,644
Accounts receivable, net of allowance of RMB5,768 and RMB43,814 (US$7,237) for 2012 and 2013, respectively	5	1,253,483	2,220,846	366,858
Deferred tax assets, net	12	160,315	286,844	47,383
Amounts due from related parties	19	—	104	17
Other current assets	6	380,407	1,835,265	303,163

Total current assets		34,674,089	43,029,150	7,107,908

Non-current assets:
Fixed assets, net	7	3,887,877	5,370,268	887,105
Intangible assets, net	8	1,587,665	3,630,315	599,685
Goodwill	8	3,877,564	16,864,350	2,785,792
Long-term investments, net	4	803,499	634,777	104,858
Deferred tax assets, net	12	53,303	97,940	16,179
Amounts due from related parties	19	—	370,916	61,271
Other non-current assets		784,893	988,072	163,218

Total non-current assets		10,994,801	27,956,638	4,618,108

Total assets		45,668,890	70,985,788	11,726,016

LIABILITIES AND EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB1,914,531 and RMB4,031,176 (US$665,903) as of December 31, 2012 and 2013, respectively):	1
Accounts payable and accrued liabilities	9	3,806,836	7,362,138	1,216,139
Customer advances and deposits		2,067,586	2,977,872	491,909
Deferred revenue		94,121	226,599	37,431
Deferred income		64,506	77,287	12,767
Long-term loans, current portion	10	2,170,978	343,625	56,763
Amounts due to related parties	19	—	398	66
Capital lease obligation		32,502	44,907	7,418

Total current liabilities		8,236,529	11,032,826	1,822,493

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB258,319 and RMB975,793 (US$161,190) as of December 31, 2012 and 2013, respectively):	1
Deferred income		190,000	376,491	62,192
Long-term loans	10	356,589	2,112,359	348,937
Notes payable	11	9,336,686	15,116,990	2,497,149
Deferred tax liabilities	12	289,482	1,200,270	198,270
Amounts due to related parties	19	—	373,227	61,653
Capital lease obligation		44,479	40,999	6,773
Other non-current liabilities		—	67,376	11,129

Total non-current liabilities		10,217,236	19,287,712	3,186,103

Total liabilities		18,453,765	30,320,538	5,008,596

Commitments and contingencies	14
Redeemable noncontrolling interests	15	1,033,283	—	—
Equity
Class A ordinary shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,202,710 shares and 27,492,452 shares issued and outstanding as at December 31, 2012 and 2013	16	12	12	2
Class B ordinary shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,763,000 shares and 7,537,921 shares issued and outstanding as at December 31, 2012 and 2013	16	3	3	—
Additional paid-in capital		2,095,273	3,056,418	504,884
Retained earnings	16	24,038,219	34,525,386	5,703,187
Accumulated other comprehensive income (loss)	16	(78,278)	843,096	139,270

Total Baidu, Inc. shareholders’ equity		26,055,229	38,424,915	6,347,343

Noncontrolling interests		126,613	2,240,335	370,077

Total equity		26,181,842	40,665,250	6,717,420

Total liabilities, redeemable noncontrolling interests and equity		45,668,890	70,985,788	11,726,016

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the Years Ended December 31,
	Notes	2011	2012	2013	2013
		RMB	RMB	RMB	US$
Revenues:
Online marketing services		14,489,767	22,245,643	31,802,219	5,253,352
Others		11,019	60,383	141,705	23,408

Total revenues		14,500,786	22,306,026	31,943,924	5,276,760

Operating costs and expenses:
Cost of revenues		(3,896,883)	(6,448,545)	(11,471,839)	(1,895,013)
Selling, general and administrative		(1,692,810)	(2,501,336)	(5,173,533)	(854,607)
Research and development		(1,334,434)	(2,304,825)	(4,106,832)	(678,400)

Total operating costs and expenses		(6,924,127)	(11,254,706)	(20,752,204)	(3,428,020)

Operating profit		7,576,659	11,051,320	11,191,720	1,848,740

Other income:
Interest income		418,201	866,465	1,308,542	216,156
Interest expense		(82,551)	(107,857)	(447,084)	(73,853)
Foreign exchange loss, net		(1,959)	(4,533)	(48,379)	(7,992)
Loss from equity method investments		(179,408)	(294,229)	(5,806)	(959)
Others, net		78,237	454,271	186,023	30,729

Total other income, net		232,520	914,117	993,296	164,081

Income before income taxes		7,809,179	11,965,437	12,185,016	2,012,821

Income taxes	12	(1,188,861)	(1,574,159)	(1,828,930)	(302,118)

Net income		6,620,318	10,391,278	10,356,086	1,710,703

Net loss attributable to noncontrolling interests		18,319	64,750	162,880	26,906

Net income attributable to Baidu, Inc.		6,638,637	10,456,028	10,518,966	1,737,609

Earnings per share for Class A and Class B ordinary shares:	17
Basic		190.27	298.62	299.75	49.52
Diluted		189.88	298.29	299.32	49.44
Earnings per ADS (1 Class A ordinary share equals 10 ADSs):	17
Basic		19.03	29.86	29.98	4.95
Diluted		18.99	29.83	29.93	4.94
Weighted average number of Class A and Class B ordinary shares outstanding
Basic		34,890,050	34,939,838	34,986,228	34,986,228
Diluted		34,962,831	34,979,459	35,036,346	35,036,346

Other comprehensive income (loss):	16
Foreign currency translation adjustment		32,930	(6,100)	190,322	31,439
Unrealized gains on available-for-sale investments		45	11,391	668,372	110,407

Other comprehensive income, net of tax		32,975	5,291	858,694	141,846

Comprehensive income		6,653,293	10,396,569	11,214,780	1,852,549

Comprehensive loss attributable to noncontrolling interests		19,314	65,584	225,560	37,260

Comprehensive income attributable to Baidu, Inc.		6,672,607	10,462,153	11,440,340	1,889,809

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	6,620,318	10,391,278	10,356,086	1,710,703
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of fixed assets and computer parts	819,239	1,281,336	1,702,140	281,173
Loss (gain) on disposal of fixed assets	31	(2,783)	(16,051)	(2,651)
Amortization of intangible assets	65,673	234,001	949,850	156,904
Deferred income tax, net	(64,701)	(59,030)	330,636	54,617
Share-based compensation	152,028	212,309	514,727	85,027
Provision for (reversal of) doubtful accounts	3,500	(847)	39,137	6,465
Investment income	(200,209)	(745,526)	(1,100,054)	(181,716)
Net gain from step-acquisition and settlement of pre-existing relationship	—	(486,339)	—	—
Assets impairment	47,886	169,180	24,197	3,997
Loss from equity method investments	179,408	294,229	5,806	959
Gain on disposal of a subsidiary	—	(15,238)	—	—
Other noncash (income) expense	(36,813)	(57,544)	19,186	3,171
Changes in operating assets and liabilities, net of effects of acquisitions:
Restricted cash	(156,219)	85,429	(151,435)	(25,015)
Accounts receivable	(282,467)	(338,602)	(773,787)	(127,821)
Other assets	(211,719)	(10,664)	(1,303,334)	(215,294)
Amounts due from related parties	(151,068)	(794,508)	(54)	(9)
Customer advances and deposits	519,716	489,769	866,620	143,155
Accounts payable and accrued liabilities	817,649	778,003	2,005,559	331,295
Deferred revenue	(46,327)	31,416	122,347	20,210
Deferred income	49,721	199,785	199,272	32,917
Amounts due to related parties	53,173	340,340	2,123	351

Net cash generated from operating activities	8,178,819	11,995,994	13,792,971	2,278,438

Cash flows from investing activities:
Acquisition of fixed assets	(1,762,114)	(2,310,860)	(2,756,629)	(455,363)
Acquisition of computer parts	(104,064)	(28,901)	(12,194)	(2,014)
Disposal of fixed assets	2,461	6,785	18,476	3,052
Acquisition of businesses, net of cash acquired (Note 3)	(1,945,870)	(820,526)	(13,201,126)	(2,180,671)
Acquisition of intangible assets	(433,591)	(190,303)	(909,717)	(150,275)
Capitalization of software costs	(42,687)	(36,315)	(2,448)	(404)
Purchases of held-to-maturity investments	(10,872,774)	(26,368,017)	(30,441,279)	(5,028,541)
Sales and maturities of held-to-maturity investments	1,484,968	19,351,949	29,562,045	4,883,302
Purchases of available-for-sale investments	(100,000)	(6,774,500)	(53,921,661)	(8,907,224)
Sales and maturities of available-for-sale investments	—	3,477,463	48,947,811	8,085,602
Purchases of other long-term investments	(488,905)	(58,666)	(350,361)	(57,876)
Proceeds from disposal of long-term investments	12,047	—	—	—
Cash distribution of long-term investments	—	2,811	4,143	684
Payments to acquire subsidiaries’ shares from noncontrolling interests	—	(1,020)	(259,879)	(42,929)

Net cash used in investing activities	(14,250,529)	(13,750,100)	(23,322,819)	(3,852,657)

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from issuance of subsidiaries’ shares	43,970	100,460	1,397,283	230,815
Proceeds from short-term loans	125,878	—	—	—
Repayment of short-term loans	—	(124,602)	(47,200)	(7,797)
Proceeds from long-term loans	2,232,778	355,499	2,144,450	354,238
Repayment of long-term loans	—	(140,000)	(2,144,450)	(354,238)
Proceeds from issuance of notes payable	—	9,334,777	6,111,200	1,009,498
Payment of capital lease obligation	—	(27,124)	(36,629)	(6,051)
Payment of debt issuance costs	—	(37,099)	(39,400)	(6,508)
Proceeds from exercise of share options	23,184	56,974	156,307	25,820

Net cash generated from financing activities	2,425,810	9,518,885	7,541,561	1,245,777

Effect of exchange rate changes on cash and cash equivalents	(8,594)	(11,629)	(200,548)	(33,128)

Net increase (decrease) in cash and cash equivalents	(3,654,494)	7,753,150	(2,188,835)	(361,570)

Cash and cash equivalents at beginning of the year	7,781,976	4,127,482	11,880,632	1,962,541

Cash and cash equivalents at end of the year	4,127,482	11,880,632	9,691,797	1,600,971

Supplemental disclosures:

Interests paid	17,521	38,027	302,055	49,896
Income taxes paid	1,165,218	1,641,853	1,656,513	273,636

Non-cash investing and financing activities:
Capital lease obligation	47,885	56,220	45,554	7,525
Acquisition of fixed assets included in accounts payable and accrued liabilities	245,794	332,473	787,154	130,029
Acquisition of other non-current assets included in accounts payable and accrued liabilities	30,938	39,165	40,303	6,658
Non-cash acquisitions of investments	194,286	705,281	—	—
Non-cash acquisitions of subsidiaries	—	338,447	—	—

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares)

	Attributable to Baidu, Inc.
	Ordinary shares
	Number of shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2010	34,849,672	15	1,557,258	6,965,697	(117,378)	—	8,405,592
Net income	—	—	—	6,638,637	—	(8,035)	6,630,602
Other comprehensive income	—	—	—	—	32,975	—	32,975
Exercise of share-based awards	64,445	—	25,553	—	—	—	25,553
Share-based compensation	—	—	148,575	—	—	—	148,575
Business combination	—	—	—	—	—	104,832	104,832
Issuance of subsidiary shares	—	—	40,384	—	—	1,022	41,406

Balances at December 31, 2011	34,914,117	15	1,771,770	13,604,334	(84,403)	97,819	15,389,535

Net income	—	—	—	10,456,028	—	(8,946)	10,447,082
Other comprehensive income	—	—	—	—	6,125	(144)	5,981
Business combination	—	—	—	—	—	32,507	32,507
Change of a subsidiary’s noncontrolling interests	—	—	—	—	—	(1,259)	(1,259)
Acquisition of a subsidiary’s shares from noncontrolling shareholders	—	—	(1,499)	—	—	478	(1,021)
Disposal of a subsidiary	—	—	—	—	—	5,253	5,253
Accretion of redeemable noncontrolling interests	—	—	—	(22,143)	—	—	(22,143)
Exercise of share-based awards	51,593	—	54,171	—	—	—	54,171
Share-based compensation	—	—	196,360	—	—	905	197,265
Issuance of subsidiary shares	—	—	74,471	—	—	—	74,471

Balances at December 31, 2012	34,965,710	15	2,095,273	24,038,219	(78,278)	126,613	26,181,842

Net income	—	—	—	10,518,966		(101,023)	10,417,943
Other comprehensive income	—	—	—	—	921,374	(7,260)	914,114
Business combination	—	—	—	—	—	427,813	427,813
Acquisition of subsidiaries’ redeemable shares from noncontrolling shareholders	—	—	(138,439)	—	—	—	(138,439)
Accretion of redeemable noncontrolling interests	—	—	—	(31,799)	—	—	(31,799)
Reclassification of redeemable noncontrolling interests	—	—	—	—	—	888,934	888,934
Exercise of share-based awards	64,663	—	165,403	—	—	850	166,253
Share-based compensation	—	—	485,185	—	—	20,468	505,653
Issuance of subsidiary shares	—	—	448,996	—	—	883,940	1,332,936

Balances at December 31, 2013	35,030,373	15	3,056,418	34,525,386	843,096	2,240,335	40,665,250

Balances at December 31, 2013, in US$		2	504,884	5,703,187	139,270	370,077	6,717,420

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS

Baidu, Inc. (“Baidu” or the “Company”) was incorporated under the laws of the Cayman Islands on January 18, 2000.

As of December 31, 2013, the Company has wholly-owned and majority-owned subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Hong Kong, Japan, the United States of America (“USA”), Cayman Islands and British Virgin Islands (“BVI”). As of December 31, 2013, the Company also effectively controls a number of variable interest entities (“VIE”) through the Primary Beneficiaries, as defined below. The VIEs include:

•

Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”), controlled through Baidu Online Network Technology (Beijing) Co., Ltd. (“Baidu Online”), one of the Company’s wholly-owned subsidiaries;

•	Beijing Perusal Technology Co., Ltd. (“Beijing Perusal”), controlled through Baidu Online; and

•	Beijing BaiduPay Science and Technology Co., Ltd. (“BaiduPay”), controlled through Baidu Online; and

•	Other VIEs controlled through Primary Beneficiaries other than Baidu Online.

The Company, its wholly-owned and majority-owned subsidiaries, VIEs and wholly-owned subsidiaries of the VIEs are hereinafter collectively referred to as the “Group.” The Group offers internet search solutions and online marketing solutions, operates an online payment platform which enables users to make payments online, develops and markets scalable web/mobile application software and provides related services, conducts online advertising business in connection with online video contents broadcasting, provides mobile application distribution services and provides group buying services. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned and majority-owned subsidiaries and VIEs in the PRC.

PRC laws and regulations prohibit or restrict foreign ownership of internet content, advertising, and audio and video services. To comply with these foreign ownership restrictions, the Group operates its websites and primarily provides services subject to such restriction in the PRC through the VIEs, the PRC legal entities that were established or whose equity shares were held by the individuals authorized by the Group. The paid-in capital of the VIEs was mainly funded by the Group through loans extended to the authorized individuals who were the shareholders of the VIEs. The Group has entered into proxy agreements or power of attorney and exclusive equity purchase option agreement with the VIEs and nominee shareholders of the VIEs through the Group’s subsidiaries (“Primary Beneficiaries”), which give the Primary Beneficiaries the rights to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIEs through the Primary Beneficiaries or their wholly-owned subsidiaries in the PRC, which obligate the Primary Beneficiaries to absorb a majority of the risk of loss from the VIEs’ activities and entitle the Primary Beneficiaries to receive a majority of their residual returns. In addition, the Group has entered into certain agreements with the shareholders of the VIEs through the Primary Beneficiaries or their wholly-owned subsidiaries in the PRC, including loan agreements for the paid-in capital of the VIEs and share pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

consist of operating agreements, technology consulting and services agreements and license agreements, the Primary Beneficiaries, by themselves or their wholly-owned subsidiaries in the PRC, demonstrate their ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of the VIEs. The VIEs are subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, the Company consolidates the VIEs as required by SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) topic 810 (“ASC 810”), Consolidation, because the Company holds all the variable interests of the VIEs through the Primary Beneficiaries.

The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the Primary Beneficiaries are further described below.

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

Each of the loan agreements amongst Baidu Online and the respective shareholders of Beijing Perusal and BaiduPay contains the same terms as those described above, except that the amount of the loans extended to the respective shareholders is RMB10.0 million and RMB9.0 million, respectively. The term of the loan agreements will expire on January 15, 2022 and April 22, 2022, respectively, and can be extended with the written consent of both parties before its expiration.

Exclusive Equity Purchase and Transfer Option Agreement

Pursuant to the exclusive equity purchase and transfer option agreement amongst the shareholders of Baidu Netcom, Baidu Netcom and Baidu Online, the shareholders of Baidu Netcom irrevocably granted Baidu Online or its designated person(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. The shareholders should remit to Baidu Online any amount that is paid by Baidu Online or its designated person(s) in connection with the purchased equity interest. Baidu Online or its designated person(s) have sole discretion to decide when to exercise the option, whether in part or in full. Any and all dividends and other capital distributions from Baidu Netcom to its shareholders should be paid to Baidu Online in full amount. Baidu Online would provide unlimited financial support to Baidu Netcom if, in the normal operation of business, Baidu Netcom would become in need of any form of reasonable financial support. If Baidu Netcom were to incur any loss and as a result cannot repay any loans from Baidu Online, Baidu Online should unconditionally forgive any such loans to Baidu Netcom given that Baidu Netcom provides sufficient proof for its loss and incapacity to repay. The agreement will terminate when the shareholders of Baidu Netcom have transferred all their equity interests in Baidu Netcom to Baidu Online or its designated person(s) or upon expiration of the term of business of Baidu Online or Baidu Netcom.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

Exclusive Equity Purchase and Transfer Option Agreement (Continued)

Each of the exclusive equity purchase and transfer option agreements amongst Baidu Online and Beijing Perusal, BaiduPay and their respective shareholders contains the same terms as those described above. Each of the agreements will terminate upon the shareholders of Beijing Perusal or BaiduPay have transferred all their equity interests in Beijing Perusal or BaiduPay, as the case may be, to Baidu Online or its designated person(s) or upon expiration of the term of business of Baidu Online, Beijing Perusal or BaiduPay.

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

Each of the proxy agreements amongst Baidu Online and the shareholders of Beijing Perusal and BaiduPay contains the same terms as those described above. Each of the proxy agreements will be in effect for an unlimited term unless terminated in writing by Baidu Online. Each of the powers of attorney will be in effect for as long as the shareholder of Beijing Perusal or BaiduPay holds any equity interests in Beijing Perusal or BaiduPay, as the case may be.

Operating Agreement

Pursuant to the operating agreement amongst Baidu Online, Baidu Netcom and the shareholders of Baidu Netcom, Baidu Online provides guidance and instructions on Baidu Netcom’s daily operations and financial affairs. Baidu Online has the right to appoint senior executives of Baidu Netcom. The shareholders of Baidu Netcom must appoint the candidates recommended by Baidu Online as their representatives on Baidu Netcom’s board of directors. In addition, Baidu Online agrees to guarantee Baidu Netcom’s performance under any agreements or arrangements relating to Baidu Netcom’s business arrangements with any third party. In return, Baidu Netcom agrees that without the prior consent of Baidu Online, Baidu Netcom will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Baidu Netcom, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any agreements relating to its business operation to any third party. The agreement will be in effect for an unlimited term, until the term of business of Baidu Online or Baidu Netcom expires and extension is denied by the relevant approval authorities.

Each of the operating agreements amongst Baidu Online and Beijing Perusal, BaiduPay and their respective shareholders contains the same terms as those described above. Each of the agreements will be in effect for an unlimited term, until the term of business of Baidu Online, Beijing Perusal or BaiduPay expires and extension is denied by the relevant approval authorities.

Exclusive Technology Consulting and Services Agreement

Pursuant to the exclusive technology consulting and services agreement between Baidu Online and Baidu Netcom, Baidu Online has the exclusive right to provide to Baidu Netcom technology consulting and

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

Exclusive Technology Consulting and Services Agreement (Continued)

services related to, among other things, the maintenance of servers, software development, design of advertisements, and e-commerce technical services. Baidu Online owns the intellectual property rights resulting from the performance of this agreement. Baidu Netcom pays a monthly service fee to Baidu Online based upon a pre-agreed formula as defined in the agreement. Baidu Online has the right to adjust the service fees at its sole discretion without the consent of Baidu Netcom. The agreement will be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

Each of the exclusive technology consulting and services agreements between Baidu Online and Beijing Perusal and between Baidu Online and BaiduPay contains the same terms as those described above, except for the formula calculating the service fees. Baidu Netcom and Beijing Perusal should pay Baidu Online a monthly service fee equal to the product of the standard monthly fee for page view per thousand times multiplied by the actual times of page view for the month divided by 1,000; and the agreement between Baidu Online and BaiduPay does not provide a formula to calculate the quarterly fee, as BaiduPay has yet to achieve profitability. Each of the agreements will be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

License Agreements

Baidu Online and Baidu Netcom entered into a software license agreement, a trademark license agreement, a domain name license agreement and a web layout copyright license agreement (collectively, the “License Agreements”). Pursuant to the License Agreements between Baidu Online and Baidu Netcom, Baidu Online has granted to Baidu Netcom the right to use (including but not limited to) a software license, a web layout copyright license, a trademark license and a domain name. Baidu Netcom may only use the licenses in its own business operations. Baidu Online has the right to adjust the service fees at its sole discretion. The original term of the software license agreement expired in March 2010 and was renewed then. The software license agreement was renewed and would be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities. The original terms of the domain name license agreement, trademark license agreement, and web layout copyright license agreement expired on March 1, 2009 and were renewed then. The domain name license agreement was terminated in 2012 as Baidu Online finished transferring the relevant domain names to Baidu Netcom. The trademark license agreement was terminated in February 2013 after Baidu Online transferred its trademarks (including pending trademark applications) to Baidu Netcom. The web layout copyright license agreement was renewed and would be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

Baidu Online entered into a trademark license agreement, a domain name license agreement and a web layout copyright license agreement with both Beijing Perusal and BaiduPay. Each of the license agreements between Baidu Online and Beijing Perusal and between Baidu Online and BaiduPay contains the same terms as those described above. The term of each agreement is 5 years from the execution date of the agreement on June 23, 2006 and February 28, 2008, respectively. Each of the domain name license agreement was terminated in 2012 as Baidu Online finished transferring the relevant domain names to Beijing Perusal and BaiduPay. Each of the trademark license agreement was terminated in February 2013 after Baidu Online transferred its trademarks (including pending trademark applications) to Beijing Perusal and BaiduPay. Each of the web layout copyright license agreements was renewed and would be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

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

Each of the equity pledge agreements amongst Baidu Online and the respective shareholders of Beijing Perusal and BaiduPay contains the same terms, including term period, as those described above. Each equity pledge is perfected by registration with relevant local administration for industry and commerce which is required for a property right under the PRC Property Rights Law.

Through the design of the aforementioned agreements, the shareholders of the VIEs effectively assigned their full voting rights to Baidu Online, which gives Baidu Online the power to direct the activities that most significantly impact the VIEs’ economic performance. Baidu Online obtains the ability to approve decisions made by the VIEs and the ability to acquire the equity interests in the VIEs when permitted by PRC law. Baidu Online is obligated to absorb a majority of the expected losses from the VIEs’ activities through providing unlimited financial support to the VIEs and is entitled to receive a majority of residual returns from the VIEs through the exclusive technology consulting and service fees. As a result of these contractual agreements, Baidu Online is determined to be the primary beneficiary of the VIEs. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the VIEs through these contractual agreements, and the Company consolidates the VIEs through Baidu Online.

There are similar agreements entered into by Primary Beneficiaries other than Baidu Online with their VIEs and the respective shareholders, which resulted in a parent-subsidiary relationship between the Company and these VIEs.

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

However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of any existing and/or future PRC laws or regulations and could limit the Company’s ability, through the Primary Beneficiaries, to enforce its rights under these contractual arrangements. Furthermore, shareholders of the VIEs may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the aforementioned agreements.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

Equity Pledge Agreement (Continued)

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

The following tables set forth the assets, liabilities and results of operations of the VIEs and their subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive income:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
	(In thousands)
Assets
Current
Cash and cash equivalents	863,998	1,510,320	249,487
Accounts receivable, net	1,200,950	1,373,443	226,877
Others	651,334	1,607,462	265,534

	2,716,282	4,491,225	741,898
Non-current
Fixed assets, net	1,043,729	1,350,852	223,145
Others	472,178	1,301,383	214,973

	1,515,907	2,652,235	438,118

Total	4,232,189	7,143,460	1,180,016

Third-party liabilities
Current
Accounts payable and accrued liabilities	1,176,724	2,944,821	486,450
Customer advances and deposits	582,033	801,626	132,419
Others	155,774	284,729	47,034

	1,914,531	4,031,176	665,903
Non-current	258,319	975,793	161,190

Total	2,172,850	5,006,969	827,093

Inter-company liabilities
Inter-company payable to subsidiaries for technology consulting and service fees	1,229,919	1,578,759	260,792
Others	217,080	510,821	84,382

Total	1,446,999	2,089,580	345,174

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(In thousands)
Total revenues	4,205,327	6,429,099	9,040,058	1,493,311
Net income (loss)	119,294	143,626	(248,664)	(41,076)

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

Equity Pledge Agreement (Continued)

As of December 31, 2013, there was no pledge or collateralization of the VIEs’ assets. The amount of the net assets of the VIEs, which are restricted under PRC laws and regulations (Note 16), was RMB46.91 million (US$7.75 million) as of December 31, 2013. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Primary Beneficiaries in normal course of business. The Company did not provide or intend to provide financial or other supports not previously contractually required during the years presented.

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

Currency Translation for Financial Statements Presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.0537 per US$1.00 on December 31, 2013, the last business day in fiscal year 2013, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Foreign Currency

The Company’s functional currency is the US$. The Company’s wholly-owned and majority-owned subsidiaries, VIEs and subsidiaries of the VIEs determine their functional currencies based on the criteria of ASC topic 830 (“ASC 830”), Foreign Currency Matters. The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate its operating results and financial position, respectively. Any translation gains (losses) are recorded in other comprehensive income (loss). Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings as a component of other income.

Segment Reporting

In accordance with ASC topic 280 (“ASC 280”), Segment Reporting: Overall, the Company’s chief operating decision makers rely upon consolidated results of operations when making decisions about allocating resources and assessing performance of the Company; hence, the Company has only one single operating segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Restricted cash

Restricted cash mainly consists of the cash reserved in escrow accounts for the remaining payments in relation to certain business acquisitions and compensation for postcombination services by the selling shareholders, as well as the cash balances deposited by users or customers of the Group that were held for designated purposes.

The cash balances deposited by users or customers of the Group for certain businesses are considered restricted because they cannot be used for the operations of the Group or any other purposes not designated by the users or customers. The deposited balance is included in the Group’s bank account until being used for the designated purpose or withdrawn by the users or customers.

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

Receivables from Online Payment Agencies

Receivables from online payment agencies are cash due from the third-party online payment service providers for clearing transactions. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Company. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers used. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off after all collection efforts have been exhausted. As of December 31, 2012 and 2013, no allowance for doubtful accounts was provided for the receivable.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. The Company accounts for short-term investments in accordance with ASC subtopic 320 (“ASC 320”), Investments - Debt and Equity Securities. The Company classifies the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320. When the Company intends to sell an impaired debt security or it is more-likely-than-not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When the Company does not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, the Company must determine whether or not it will recover its amortized cost basis. If the Company concludes that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

Long-term investments

The Company’s long-term investments consist of cost method investments, equity method investments and held-to-maturity investments with original and remaining maturities of greater than 12 months.

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments (Continued)

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

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investments-Equity Method and Joint Ventures. Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Company will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. Under the conditions that the Company is not required to advance additional funds to an investee and the equity-method investment in ordinary shares is reduced to zero, if further investments are made that have a higher liquidation preference than ordinary shares, the Company would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. The Company evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Long-term held-to-maturity investments are measured in the same manner as short-term held-to-maturity investments.

Fair Value Measurements of Financial Instruments

Financial instruments are in the form of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due to and due from related parties, long-term investments, accounts payable and accrued liabilities, customer advances and deposits, derivative instruments, notes payable and long-term loans. The carrying amounts of these financial instruments, except for long-term cost method investments, long-term equity method investments, long-term held-to-maturity investments, derivative instruments, notes payable and long-term loans, approximate their fair values because of their generally short maturities. The derivative instruments were adjusted to fair value at each reporting date. The carrying amounts of long-term held-to-maturity investments and long-term loans approximate their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities. Based on the quoted market price as of December 31, 2013, the fair value of the notes payable was RMB14.80 billion (US$2.44 billion) (Note 21).

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research, Development and Computer Software

Capitalization of software developed for internal use

The Company has capitalized certain internal use software development costs in accordance with ASC subtopic 350-40 (“ASC 350-40”), Intangibles-Goodwill and Other: Internal-Use Software, amounting to RMB44.26 million, RMB38.13 million and RMB2.68 million (US$0.44 million) for the years ended December 31, 2011, 2012 and 2013, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly include payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are included in “intangible assets, net”. The amortization expense for capitalized software costs amounted to RMB7.51 million, RMB19.72 million and RMB31.65 million (US$5.23 million) for the years ended December 31, 2011, 2012 and 2013, respectively. The unamortized amount of capitalized internal use software development costs was RMB70.45 million and RMB41.48 million (US$6.85 million) as of December 31, 2012 and 2013, respectively.

Research and development expenses

Research and development expenses consist primarily of personnel-related costs. The Company has expensed substantially all development costs incurred in the research and development of new products and new functionality added to the existing products except for certain internal use software development costs.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets (Continued)

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest costs capitalized for the years ended December 31, 2011, 2012 and 2013 were insignificant.

Goodwill and Intangible Assets

Goodwill

The Company assesses goodwill for impairment in accordance with ASC subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

Subsequent to the acquisitions in 2011 and thereafter, there were segment managers who regularly review operating results of certain acquired entities and the rest of the Group, which constitute three separate reporting units as of December 31, 2012 and 2013.

Goodwill was tested for impairment in the annual impairment tests on December 31 in each year using the two-step process required by ASC 350-20. First, the Company compared the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss. In accordance with Accounting Standards Update (“ASU”) No. 2011-08 (“ASU 2011-08”), Testing Goodwill for Impairment, the Company has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test. If the Company believes, as a result of the qualitative assessment, that it is more-like-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

In 2013, the Company elected to assess goodwill for impairment at two reporting units, representing acquired entities, using the two-step process. The fair value of the two reporting units exceeded their respective carrying amount, and therefore goodwill related to these two reporting units were not impaired and the Company was not required to perform further testing. The Company performed a qualitative assessment for the remaining reporting unit. Based on the requirements of ASU 2011-08, the Company evaluated all relevant factors, weighed all factors in their totality and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the third reporting unit, and further impairment testing on goodwill was unnecessary as of December 31, 2013.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill and Intangible Assets (Continued)

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

Intangible assets have weighted average economic lives from the date of purchase as follows:

Land use rights	- 50 years
Customer relationships	- 5.5 years
Software	- 4.3 years
Trademarks	- 10.0 years
User list	- 3.4 years
Licensed copyrights of video contents	- 2.7 years
Others	- 5.9 years

Intangible assets with an indefinite useful life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill.

Impairment of Long-Lived Assets Other Than Goodwill

The Company evaluates long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC topic 360 (“ASC 360”), Property, Plant and Equipment. When such events occur, the Company assesses the recoverability of the assets group based on the undiscounted future cash flow the assets group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the assets group plus net proceeds expected from disposition of the assets group, if any, is less than the carrying value of the assets group. If the Company identifies an impairment, the Company reduces the carrying amount of the assets group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheets.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue based on the following principles:

(1) Click-through based online marketing services

The Company’s auction-based pay-for-performance (“P4P”) platform enables a customer to place its website link and related description on the Company’s search result list on the website which could be accessed through personal computer or mobile devices. Customers make bids on keywords based on how much they are willing to pay for each click to their listings in the search results listed on the Company’s website and the relevance between the keywords and the customer’s businesses. Internet users’ search of the keyword will trigger the display of the listings. The ranking of the customer’s listing depends on both the bidding price and the listing’s relevance to the keyword searched. Customer pays the Company only when a user clicks on one of its website links. Other than the auction-based P4P platform, the Company has certain vertical platforms from which it generates revenue through pre-determined prices per click. Revenue is recognized when a user clicks on one of the customer-sponsored website links, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC topic 605 (“ASC 605”), Revenue Recognition.

For certain customers engaged through direct sales, the Company may provide certain value-added consultative support services to help its customers to better utilize its online marketing system. Fees for such services are recognized as revenue on a pro-rata basis over the contracted service period.

(2) Other performance-based online marketing services

To the extent the Company provides online marketing services based on performance criteria other than click-throughs, such as the number of telephone calls brought to its customers, the number of users registered with its customers, the number of minimum click-throughs, the number of successful reservation of hotels or issuance of air tickets, the number of downloads (and user registration) of mobile applications, the number of incremental end users and the total incremental revenue generated, revenue is recognized when the specified performance criteria are met together with satisfaction of other applicable revenue recognition criteria as prescribed by ASC 605.

(3) Time-based online advertising services

For time-based online advertising services such as text links, banners, icons or other forms of graphical advertisements in the websites or mobile applications, the Company recognizes revenue in accordance with ASC 605, on a pro-rata basis over the contractual term commencing on the date the customer’s advertisement is displayed on a specified webpage or mobile applications. For certain time-based contractual agreements, the Company may also provide certain performance guarantees, in which cases revenue is recognized at the later of the completion of the time commitment or performance guarantee.

(4) Online game services and other revenue sharing services

The Company operates online game platforms on which registered users can access games provided by third-party game developers. The Company also operates mobile platforms on which users can access smartphone related products such as themes, wallpapers and e-books developed and owned by third-party content providers. The rights and obligations of each party to the arrangement indicate that the Company is

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

acting as an agent whereas the game developer or the content provider is the principal as a result of being the primary obligor in the arrangement in accordance with subtopic ASC 605-45 (“ASC 605-45”), Revenue Recognition: Principal Agent Consideration. The Company recognizes the shared revenue from these online promotional services, on a net basis, based on the ratios pre-determined with the online game developers or content providers when all the revenue recognition criteria set forth in ASC 605 are met, which is generally when the user purchases virtual currencies issued by the game developers or purchases contents developed by the content providers.

(5) Online marketing services involving Baidu Union

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

(6) Group buying services

The Company generates revenue from group buying services as a marketing agent by offering goods and services provided by third-party merchant partners at a discount through the website or mobile application that connects merchants to consumers. The Company presents revenue on a net basis, representing the amount billed to registered users less the amount paid to merchants, in accordance with ASC 605-45. The Company acts as an agent rather than as the principal in the delivery of the products or services as it does not assume the risks and rewards of ownership of products nor is it responsible for the actual fulfillment of services. Both of these are the responsibilities of the merchants. The Company recognizes revenue when all of the criteria prescribed in ASC 605 are met, which is generally when the merchants provide the services or when the products are delivered to the customers, or upon the end of the redemption period. Since the Company’s paying users have the ability to request for full refund before redemption for the products or services offered by the merchants, the underlying sale from which the Company earns the related commission revenue as an agent is not culminated until its paying users actually redeem.

(7) Barter transactions

The Company engages in barter transactions from time to time and in such situations follows the guidance set forth in ASC topic 845 (“ASC 845”), Nonmonetary Transactions. While nonmonetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, the transaction is recognized based on the carrying value of the product or services provided. The Company also engages in certain advertising barter transactions and follows the guidance set forth in ASC subtopic 605-20 (“ASC 605-20”), Revenue Recognition: Services. The advertising barter transactions generally are recorded at fair value. If the fair value of the advertising surrendered in the barter transaction is not determinable within required limits, the barter transaction is recorded based on the carrying amount of the advertising surrendered, which likely to be zero. The amount of revenues recognized for barter transactions was insignificant for each of the years presented.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

In certain instances, the Company is granted equity instruments in exchange for services and accounts for such transactions in accordance with ASC 845, Nonmonetary Transactions. With respect to the measurement date, in accordance with ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity-based Payments to Non-Employees, the Company measures the fair value of those equity instruments for revenue recognition purposes as of the earlier of either of the following dates:

•	The date the parties come to a mutual understanding of the terms of the equity-based compensation arrangement and a commitment for performance by the Company to earn the equity instruments is reached;

•	The date at which the Company’s performance necessary to earn the equity instruments is completed.

If, as of the measurement date, the fair value of the equity instruments received is not determinable within reasonable limits, the transaction is recognized based on the fair value of the services provided. If the fair value of both the equity instruments received and the services provided cannot be determined, no revenue is recognized for the services provided and the equity instrument received is recorded at zero carrying value. The amount of revenues recognized for such transactions was insignificant for each of the years presented.

(8) Other revenue recognition related policies

In accordance with ASC subtopic 605-25 (“ASC 605-25”), Multiple-Deliverable Revenue Arrangements, for deliverables in multiple-element arrangements, the total consideration of the arrangements is allocated based on their relative selling price, with the selling price of each deliverable determined using vendor-specific objective evidence (“VSOE”) of selling price, third-party evidence (“TPE”) of selling price, or management’s best estimate of the selling price (“BESP”). The Company considers all reasonably available information in determining the BESP, including both market and entity-specific factors.

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

Cash received in advance from customers is recorded as customer advances and deposits. The unused cash balances remaining in the customers’ accounts are included as liabilities of the Company. Deferred revenue is recorded when services are provided before the other revenue recognition criteria set forth in ASC 605 are fulfilled.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cost of Revenues

Cost of revenues consists primarily of sales taxes (including business tax and output value-added tax) and surcharges, traffic acquisition costs, bandwidth costs, depreciation, content costs, payroll and related costs of operations.

The Company incurs sales taxes and surcharges in connection with the provision of online marketing services, technical and consultative service fees charged by its subsidiaries to VIEs and other taxable services in the PRC. In accordance with ASC 605-45, the Company includes the sales tax and surcharges incurred on its online marketing revenues in cost of revenues. The sales tax and surcharges in cost of revenues for the years ended December 31, 2011, 2012 and 2013 were RMB1.02 billion, RMB1.57 billion and RMB2.33 billion (US$384.82 million), respectively. Traffic acquisition costs represent the amounts paid or payable to Baidu Union members who direct search queries to the Company’s websites or distribute the Company’s customers’ paid links through their properties. These payments are primarily based on revenue sharing arrangements under which the Company pays its Baidu Union members and other business partners a percentage of the fees it earns from its online marketing customers.

Advertising Expenses

Advertising expenses, primarily advertisements through various forms of media, are included in “Selling, general and administrative expense” in the consolidated statements of comprehensive income and are expensed when incurred. Advertising expenses for the years ended December 31, 2011, 2012 and 2013 were RMB157.10 million, RMB326.83 million and RMB191.61 million (US$31.65 million), respectively.

Government Subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For the government subsidies with non-operating nature and with no further conditions to be met, the amounts are recorded as non-operating income in “Other income, net” when received; whereas for the government subsidies with certain operating conditions, the amounts are recorded as liabilities when received and will be recorded as operating income when the conditions are met.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

allowance against the amount of deferred tax assets that it determines is not more-likely-than-not to be realized. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company applies the provisions of ASC topic 740 (“ASC 740”), Income Taxes, in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2011, 2012 and 2013, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

Share-based Compensation

The Company accounts for share-based compensation in accordance with ASC topic 718 (“ASC 718”), Compensation-Stock Compensation. The Company has elected to recognize share-based compensation using the straight-line method for all share-based awards issued with no performance conditions. For awards with performance conditions, compensation cost is recognized on an accelerated basis if it is probable that the performance condition will be achieved.

Forfeitures have been estimated based on historical experience and are periodically reviewed. Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modification awards”). The compensation costs associated with the modification awards are recognized if either the original vesting condition or the new vesting condition has been achieved. Such compensation costs will not be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modification awards, the Company recognizes share-based compensation over the vesting periods of the new options, which comprises, (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (ii) any unrecognized compensation cost of original award, using either the original term or the new term, whichever results in higher expenses for each reporting period.

The Company accounts for share awards issued to non-employees in accordance with the provisions of ASC 505-50. The Company uses the Black-Scholes-Merton option pricing model method to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation. ASC 718 requires share-based compensation to be presented in the same manner as cash compensation rather than as a separate line item.

Earnings Per Share (“EPS”)

The Company computes earnings per Class A and Class B ordinary shares in accordance with ASC topic 260 (“ASC 260”), Earnings Per Share, using the two-class method. Under the provisions of ASC 260, basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation. Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings Per Share (“EPS”) (Continued)

excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options, restricted shares subject to forfeiture, and contracts that may be settled in the Company’s stock or cash. The dilutive effect of outstanding stock options and restricted shares is reflected in diluted earnings per share by application of the treasury stock method. Securities issued by a subsidiary that enable their holders to obtain the subsidiary’s ordinary shares are included in the consolidated earnings per share computations based on the Company’s holding of the subsidiary’s securities. The computation of the diluted net income per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net income per share of Class B ordinary shares does not assume the conversion of those shares.

The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As a result, and in accordance with ASC 260, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted net income per share of Class A ordinary shares, the undistributed earnings are equal to net income for that computation.

The Company elects to account for the entire periodic adjustment for accretion of the redeemable noncontrolling interests in the calculation of income available to ordinary shareholders of the Company used in the earnings per share calculation.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and amounts due from related parties. As of December 31, 2013, the Company has RMB38.69 billion (US$6.39 billion) in cash and cash equivalents, restricted cash and short-term investments, 89.16% and 10.84% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively, without a single bank or financial institution holding a substantial amount of the balances. The Company’s total cash and cash equivalents, restricted cash and short-term investments held at Bank of China and J.P. Morgan, the largest percentage held at one single PRC financial institution and international financial institution, represent 22.97% and 3.36% of the Company’s total cash and cash equivalents, restricted cash and short-term investments as of December 31, 2013, respectively.

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

Amounts due from related parties are typically unsecured, interest-free and repayable on demand. In evaluating the collectability of the amounts due from related parties balance, the Company considers many factors, including the related parties’ repayment history and their credit-worthiness. An allowance for doubtful accounts is made when collection of the full amount is no longer probable.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Risks (Continued)

The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Currency convertibility risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and RMB, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, short-term investments and notes payable denominated in the US$. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. The depreciation of the US$ against RMB was approximately 2.83% in 2013. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in US$. As a result, an appreciation of RMB against the US$ would result in foreign currency translation losses when translating the net assets of the Company from the US$ into RMB.

Derivative Instruments

ASC topic 815 (“ASC 815”), Derivatives and Hedging, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in earnings. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques. The fair value of the derivative instruments held by the Company was insignificant for all years presented.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

3.	BUSINESS COMBINATIONS

Business Combinations in 2013:

Acquisition of 91 Wireless

On October 1, 2013, the Company acquired 100% of the outstanding ordinary shares of 91 Wireless Websoft Limited (“91 Wireless”), a leading Chinese mobile application marketplaces and mobile games operator, with which the Company expects to enhance its ability and market share in mobile online marketing business. The results of 91 Wireless’s operations have been included in the Company’s consolidated financial statements since October 1, 2013.

Among the total purchase consideration, US$1.83 billion was paid upon the consummation of the acquisition and US$10.00 million was deposited in an escrow account in case of any breach of the representations and warranties made upon the acquisition or indemnifiable loss incurred, if any, such as claims, damages or penalties. The escrowed amount will be released and transferred to the original shareholders after a period of 18 months from the acquisition date. The remaining of the consideration represents the settlement of the pre-existing relationships between the Company and 91 Wireless, which was insignificant.

The Company has completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the acquisition date. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of October 1, 2013, the date of acquisition:

	RMB	US$
	(In thousands)

Purchase consideration	11,196,235	1,849,486

Net assets acquired, excluding intangible assets and the related deferred tax liabilities	483,341	79,842
Intangible assets, net	1,146,300	189,355
Deferred tax liabilities, noncurrent	(278,346)	(45,979)
Goodwill	9,844,940	1,626,268

The Company has evaluated the fair value of the acquired intangible assets and has assigned the following value and estimated useful life to those intangible assets: a user list of RMB359.80 million (US$59.43 million) with a useful life of 3.3 years, customer relationships of RMB302.00 million (US$49.89 million) with a useful life of 3.3 years, trademarks of RMB289.00 million (US$47.74 million) with a useful life of 10.0 years, software of RMB114.10 million (US$18.85 million) with a useful life of 5.3 years, and developer relationships of RMB81.4 million (US$13.45 million) with a useful life of 2.3 years.

Goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition. The synergies mainly come from the enhancement of the Company’s leading position on the rapidly emerging mobile area, especially the distribution of applications for mobile devices, which could better promote the Company’s products, reduce costs and expenses by sharing the infrastructure, distribution channel and common research and development results, and further foster an ecosystem with better user experience for mobile products, stronger user loyalty, and greater value for both customers and developers that enhance the Company’s monetization ability on the emerging mobile markets.

The Company recognized RMB16.70 million (US$2.76 million) of acquisition related costs which were included in general and administrative expenses in the year ended December 31, 2013.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

3.	BUSINESS COMBINATIONS (CONTINUED)

Business Combinations in 2013: (Continued)

The amount of revenue and net income of 91 Wireless included in the Company’s consolidated statements of comprehensive income from the acquisition date to December 31, 2013 were RMB259.84 million (US$42.92 million) and RMB27.84 million (US$4.60 million), respectively.

The following unaudited pro forma consolidated financial information for the years ended December 31, 2012 and 2013 are presented as if the acquisition had occurred at the beginning of the periods presented. These pro forma results have been prepared for comparative purpose only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated.

Pro forma consolidated statements of comprehensive income

	For the years ended December 31,
	2012	2013	2013
	RMB	RMB	US$
	(In thousands)
Revenue	22,611,444	32,578,828	5,381,639
Net income attributable to Baidu, Inc.	10,285,828	10,557,846	1,744,032

These amounts have been derived after applying the Company’s accounting policies and adjusting the results of 91 Wireless to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied on January 1, 2012.

Other acquisitions

The Company also completed other business combinations during 2013, which the Company expects to complement its existing business and achieve significant synergies. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition.

The Company has completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed and the fair value of noncontrolling interests, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition dates. The following table summarizes the estimated aggregate fair values of the assets acquired, liabilities assumed and the noncontrolling interests as of the respective dates of acquisition:

	RMB	US$
	(In thousands)

Purchase consideration	3,865,378	638,514

Net assets acquired, excluding intangible assets and the related deferred tax liabilities	467,159	77,169
Intangible assets, net	796,415	131,558
Deferred tax liabilities, noncurrent	(112,233)	(18,540)
Noncontrolling interests	(427,813)	(70,670)
Goodwill	3,141,850	518,997

Goodwill, which is not tax deductible, is primarily attributable to the synergies expected to be achieved from the acquisitions.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

3.	BUSINESS COMBINATIONS (CONTINUED)

Business Combinations in 2013: (Continued)

The Company is unable to ascertain the acquisition date fair value of certain assets acquired and liabilities assumed and the associated adjustments necessary to complete the purchase price allocation disclosures for one of the acquisitions. As a result, the accounting for the business combination is incomplete as of the date when the financial statements are issued. The financial statements reflected provisional amounts used to record the transaction. As information subsequently becomes available, such provisional amounts shall be retrospectively adjusted.

Either the results of operations since the respective acquisition dates or pro forma results of operations of these acquirees were not presented because the effects of these business combinations, individually and in the aggregate, were not material to the Company’s consolidated results of operations.

The valuations used in the purchase price allocation for the acquisitions in 2013 were determined by the Company with the assistance of an independent third party valuation firm. The valuation reports considered generally accepted valuation methodologies such as the income, market and cost approaches. As the acquirees are all private companies, the fair value estimates of noncontrolling interests are based on significant inputs that market participants would consider, which mainly include (a) discount rates, (b) a projected terminal values based on EBITDA, (c) financial multiples of companies in the same industries and (d) adjustments for lack of control or lack of marketability.

Business Combinations in 2012:

During the year ended December 31, 2012, the Company completed several business combinations, which the Company expects to complement its existing business and achieve significant synergies. The acquired entities were considered immaterial, both individually and in aggregate. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition.

The Company has completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed and the fair value of noncontrolling interests, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition dates. The following table summarizes the estimated aggregate fair values of the assets acquired, liabilities assumed and the noncontrolling interests as of the respective date of acquisition:

RMB
(In thousands)

Purchase consideration	1,190,717

Net assets acquired, excluding intangible assets and the related deferred tax liabilities	91,095
Intangible assets, net	664,380
Deferred tax liabilities, noncurrent	(72,222)
Noncontrolling interests	(32,507)
Redeemable noncontrolling interests	(100,101)
Pre-existing equity method investments	(817,951)
Goodwill	1,458,023

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

3.	BUSINESS COMBINATIONS (CONTINUED)

Business Combinations in 2012: (Continued)

The aggregate purchase price allocation included the acquisitions of Qiyi.com Inc (“Qiyi”) and certain other acquirees. Qiyi and one of the other acquirees were equity method investees of the Company prior to their respective acquisitions. The Company applied the equity method of accounting by recognizing its share of the profit or loss in these equity method investees up to their respective dates of acquisition.

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

Either the results of operations since the acquisition dates or pro forma results of operations of the acquirees were not presented because the effects of these business combinations, individually and in the aggregate, were not material to the Company’s consolidated results of operations.

Business Combinations in 2011:

Acquisition of Qunar

On July 20, 2011, the Company acquired 62.01% of the equity interest of Qunar Cayman Islands Limited (“Qunar”), a leading provider of travel search products in China, with which the Company expects to achieve significant synergies. The results of Qunar’s operations have been included in the Company’s consolidated financial statements since July 20, 2011.

The total purchase consideration of US$300.28 million was paid in cash. The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and the noncontrolling interests as of July 20, 2011, the date of acquisition:

RMB
(In thousands)

Purchase consideration	1,939,569

Net assets acquired, excluding intangible assets and the related deferred tax liabilities	115,515
Intangible assets, net	711,570
Deferred tax liabilities, noncurrent	(136,856)
Noncontrolling interests	(102,922)
Redeemable noncontrolling interests	(942,004)
Goodwill	2,294,266

The redeemable noncontrolling interests were reclassified to permanent noncontrolling interests on November 1, 2013 when Qunar completed its initial public offering (“Qunar IPO”) in National Association of Securities Dealers Automated Quotations (“NASDAQ”) in the U.S. and the holders’ redemption rights terminated (Note 15).

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

3.	BUSINESS COMBINATIONS (CONTINUED)

Business Combinations in 2011: (Continued)

Other acquisitions

The Company also completed other acquisitions during 2011, including an acquisition of a subsidiary and acquisitions of groups of operating assets, each of which met the definition of a business combination in accordance with ASC topic 805 (“ASC 805”), Business Combinations. These acquisitions were insignificant both individually and in aggregate.

4.	INVESTMENTS

Short-term Investments

As of December 31, 2013, all of the held-to-maturity investments were time deposits in commercial banks with a maturity of less than one year. The available-for-sale investments are debt securities with a maturity of less than one year purchased from commercial banks and other financial institutions as well as equity securities in a listed entity.

During the years ended December 31, 2011, 2012 and 2013, the Company recorded interest income from its short-term investments, of RMB149.35 million, RMB726.40 million and RMB1.07 billion (US$176.98 million) in the consolidated statements of comprehensive income, respectively.

Long-term Investments

The Company’s long-term investments consist of cost method investments, equity method investments and held-to-maturity investments with original and remaining maturities of greater than 12 months.

Cost method investments

The carrying amount of Company’s cost method investments was RMB269.42 million and RMB415.20 million (US$68.59 million) as of December 31, 2012 and 2013, respectively. The increase is primarily due to additional investments in 2013, in which the Company does not have significant influence.

Equity method investments

As of December 31, 2013, the Company holds several equity investments through its subsidiaries or VIEs, all of which were accounted for under the equity method since the Company can exercise significant influence but does not own a majority equity interest in or control them. These investments were not significant either individually or in aggregate. The carrying amount of Company’s equity method investments was RMB20.35 million and RMB219.58 million (US$36.27 million) as of December 31, 2012 and 2013, respectively.

The total impairment charges on long-term investments were RMB47.89 million, RMB169.18 million and RMB17.52 million (US$2.89 million) for the years ended December 31, 2011, 2012 and 2013, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

4.	INVESTMENTS (CONTINUED)

Investments classified as held-to-maturity investments and available-for-sale investments as of December 31, 2012 and 2013 were as follows:

	As of December 31, 2012
	Amortized cost	Gross un- recognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Fair value

	RMB	RMB	RMB	RMB	RMB
	(In thousands)
Short-term investments:
Held-to-maturity investments
Fixed-rate investments	17,072,751	30,886	(17,385)		17,086,252
Available-for-sale investments
Fixed-rate debt investments	3,500,945			13,454	3,514,399
Adjustable-rate debt investments	17,073			—	17,073
Long-term investments:
Fixed-rate held-to-maturity investments	513,728	886	—		514,614

	As of December 31, 2013
	Amortized cost	Gross un- recognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Fair value	Fair value
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Short-term investments:
Held-to-maturity investments
Fixed-rate investments	19,339,250	51,897	(21,080)		19,370,067	3,199,707
Available-for-sale investments
Fixed-rate debt investments	7,603,087			24,871	7,627,958	1,260,049
Adjustable-rate debt investments	514,433			—	514,433	84,978
Equity investment	604,878			648,242	1,253,120	207,001

Held-to-maturity investments are stated at amortized cost. Available-for-sale equity investment represents an investment in the equity securities of a publicly listed company. As the Company does not have significant influence over the investee, the investment was classified as available-for-sale and reported at fair value. The methodology used in the determination of fair values for held-to-maturity investments and available-for-sale investments were summarized in Note 21.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

5.	ACCOUNTS RECEIVABLE

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
	(In thousands)
Accounts receivable	1,259,251	2,264,660	374,095
Allowance for doubtful accounts	(5,768)	(43,814)	(7,237)

	1,253,483	2,220,846	366,858

The movements in the allowance for doubtful accounts were as follows:

	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(In thousands)
Balance as of January 1	2,223	5,806	5,768	953
Amounts charged to (credited against) costs and expenses	3,583	(38)	38,046	6,284

Balance as of December 31	5,806	5,768	43,814	7,237

6.	OTHER CURRENT ASSETS

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
	(In thousands)
Prepaid expenses	143,180	217,918	35,997
Advances to suppliers	107,024	539,608	89,137
Tax prepayments	727	266,630	44,044
Receivables from online payment agencies and others	129,476	811,109	133,985

	380,407	1,835,265	303,163

7.	FIXED ASSETS

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
	(In thousands)
Computer equipment	4,973,104	6,562,127	1,083,986
Office building	911,482	911,482	150,566
Office building related facility, machinery and equipment	156,240	158,174	26,128
Vehicles	7,519	14,996	2,477
Office equipment	212,368	242,065	39,986
Leasehold improvements	193,751	234,180	38,684
Construction in progress	148,717	1,199,086	198,076

	6,603,181	9,322,110	1,539,903
Accumulated depreciation	(2,715,304)	(3,951,842)	(652,798)

	3,887,877	5,370,268	887,105

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

7.	FIXED ASSETS (CONTINUED)

The Company obtained certain computer servers and equipment by entering into capital leases. The gross amount and the accumulated depreciation of these servers and equipment are RMB104.11 million and RMB23.54 million, respectively, as of December 31, 2012 and RMB149.67 million (US$24.72 million) and RMB59.46 million (US$9.82 million), respectively, as of December 31, 2013. Future minimum lease payments of RMB92.06 million are payable in the amounts of RMB49.16 million, RMB30.40 million, RMB12.46 million, RMB0.04 million and nil in 2014, 2015, 2016, 2017 and 2018, respectively.

Depreciation expense of the fixed assets, including assets under capital leases, was RMB747.74 million, RMB1.20 billion and RMB1.64 billion (US$270.68 million) for the years ended December 31, 2011, 2012 and 2013, respectively. The Company recognized impairment loss on fixed assets of nil, nil and RMB2.06 million (US$0.34 million) for the years ended December 31, 2011, 2012 and 2013, respectively.

8.	GOODWILL AND INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill were as follows:

	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(In thousands)
Balance as of January 1	63,686	2,419,542	3,877,564	640,528
Goodwill acquired	2,468,874	1,458,023	12,986,790	2,145,265
Impairment losses	(113,011)	—	—	—
Foreign currency translation adjustment	(7)	(1)	(4)	(1)

Balance as of December 31	2,419,542	3,877,564	16,864,350	2,785,792

Intangible Assets

Finite-lived intangible assets

	As of December 31, 2012
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB
	(In thousands)
Land use right	298,600	(16,498)	282,102
Customer relationships	307,104	(64,420)	242,684
Software	212,848	(75,131)	137,717
Trademarks	320,527	(46,639)	273,888
User list	233,570	(78,205)	155,365
Licensed copyrights of video contents	411,666	(79,842)	331,824
Others	181,250	(27,575)	153,675

	1,965,565	(388,310)	1,577,255

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

8.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Intangible Assets (Continued)

	As of December 31, 2013
	Gross carrying value	Accumulated amortization	Net carrying value	Net carrying value
	RMB	RMB	RMB	US$
	(In thousands)
Land use right	519,474	(26,968)	492,506	81,356
Customer relationships	682,715	(144,451)	538,264	88,915
Software	478,909	(152,711)	326,198	53,884
Trademarks	821,338	(97,122)	724,216	119,632
User list	789,975	(219,377)	570,598	94,256
Licensed copyrights of video contents	1,012,534	(469,787)	542,747	89,655
Others	496,439	(71,063)	425,376	70,267

	4,801,384	(1,181,479)	3,619,905	597,965

The Company recognized impairment loss on intangible assets of RMB8.04 million, nil and RMB4.62 million (US$0.76 million) for the years ended December 31, 2011, 2012 and 2013, respectively. Amortization expense of intangible assets for the years ended December 31, 2011, 2012 and 2013 was RMB65.67 million, RMB234.00 million and RMB949.85 million (US$156.90 million), respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

	RMB	US$
	(In thousands)
For the years ending December 31,
2014	1,058,658	174,878
2015	733,064	121,094
2016	512,956	84,734
2017	240,070	39,657
2018	194,715	32,165

Indefinite-lived intangible assets

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
	(In thousands)
Domain names	9,360	9,360	1,546
Trademarks	1,050	1,050	174

	10,410	10,410	1,720

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
	(In thousands)
Accrued payroll and welfare	407,681	759,952	125,535
Accrued operating expenses	973,039	2,279,812	376,598
Tax payable	425,320	428,801	70,833
Interest payable	32,273	108,554	17,932
Distributors’ deposits	68,917	76,925	12,707
Purchase of fixed assets and spare parts	429,520	966,585	159,668
Traffic acquisition costs	366,993	640,643	105,827
Bandwidth costs	180,053	433,647	71,633
Content acquisition costs	236,232	481,461	79,532
Fund collected on behalf of service providers	132,320	370,548	61,210
Payable for business acquisitions	318,050	29,902	4,939
Payable to group-buying merchants	—	229,693	37,943
Others	236,438	555,615	91,782

	3,806,836	7,362,138	1,216,139

Payable for business acquisitions mainly represents the amount to be paid to the original shareholders at the end of the escrow periods or considerations to be paid for other acquisitions based on their respective payment schedules.

10.	LOANS PAYABLE

Long-term Loans

On July 19, 2011, the Company borrowed a two-year unsecured loan from Goldman Sachs Lending Partners LLC of RMB2.12 billion (US$350.00 million), at an annual interest rate of 1.30%. The loan was used to finance the acquisition of Qunar, and was fully repaid on July 14, 2013 when it became due.

On September 18, 2012, the Company entered into a loan agreement with Australia and New Zealand Banking Group Limited (Hong Kong Branch), pursuant to which the Company is committed to borrow an unsecured Australian Dollars (“AU$”) denominated loan with a floating interest rate. The loan commitment amounting to RMB567.56 million (AU$105.00 million) is intended for the general working capital of the Company. On October 17, 2012, the Company drew down RMB297.29 million (AU$55.00 million) with a term of two years under the loan commitment and the remaining commitment of AU$50.00 million was cancelled by both parties. In connection with the drawn down of the loan commitment, the Company entered into a currency swap agreement, pursuant to which the loan will be settled in a fixed US$ amount of US$56.76 million with a fixed annual interest rate of 2.75% during the term of the loan.

On July 24, 2013, the Company entered into a loan agreement with Sumitomo Mitsui Banking Corporation, pursuant to which the Company is committed to borrow an unsecured US$ denominated loan of RMB908.06 million (US$150.00 million) with a floating interest rate. The loan is intended for the general working capital of the Company. On July 29, 2013, the Company drew down RMB908.06 million (US$150.00 million) with a term of two years under the facility commitment. In connection with the loan agreement, the Company entered into an interest swap agreement, pursuant to which the loan will be settled with a fixed annual interest rate of 1.17% during the term of the loan.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

10.	LOANS PAYABLE (CONTINUED)

Long-term Loans (Continued)

On August 13, 2013, the Company entered into a loan agreement with Australia and New Zealand Banking Group Limited (Hong Kong Branch), pursuant to which the Company is committed to borrow an unsecured AU$ denominated loan of RMB1.27 billion (AU$235.00 million) with a floating interest rate. The loan is intended for the general working capital of the Company. On August 19, 2013, the Company drew down RMB1.27 billion (AU$235.00 million) with a term of two years under the facility commitment. In connection with the loan agreement, the Company entered into a currency swap agreement, pursuant to which the loan will be settled in a fixed US$ amount of US$200.00 million with a fixed annual interest rate of 1.65% during the term of the loan.

The interest swap agreement and currency swap agreements met the definition of a derivative in accordance with ASC 815. The fair value of the derivatives related to the interest swap agreement and currency swap agreements was insignificant for the years ended December 31, 2012 and 2013.

11.	NOTES PAYABLE

On November 28, 2012, the Company issued and sold publicly two tranches of unsecured senior notes: (i) an aggregate principal amount of US$750.00 million which will mature on November 28, 2017 (the “2017 Notes”), and (ii) an aggregate principal amount of US$750.00 million which will mature on November 28, 2022 (the “2022 Notes”). On August 6, 2013, the Company issued and sold publicly another tranche of unsecured senior notes with an aggregate principal amount of US$1.00 billion which will mature on August 6, 2018 (the “2018 Notes”). The 2017 Notes, 2018 Notes and 2022 Notes are collectively referred to as the “Notes”.

The 2017 Notes bear interest at the rate of 2.25% per annum and the 2022 Notes bear interest at the rate of 3.50% per annum. Interests are payable semi-annually in arrears on and of each year, beginning on May 28, 2013. The 2018 Notes bear interest at the rate of 3.25% per annum. Interests are payable semi-annually in arrears on and of each year, beginning on February 6, 2014. At maturity, the Notes are payable at their principal amount plus accrued and unpaid interest thereon.

The net proceeds from the Notes, after deducting offering expenses, were RMB9.30 billion and RMB6.07 billion (US$1.00 billion) for the years ended December 31, 2012 and 2013, respectively, which will be used for general corporate purposes.

The Notes do not contain any financial covenants or other significant restrictions. In addition, the Notes are unsecured and rank lower than any secured obligation of the Group and have the same liquidation priority as any other unsecured liabilities of the Group, but senior to those expressly subordinated obligations, if any. The Company may, at its discretion, redeem all or any portion of the Notes at any time, at the principal amount plus any unpaid interest. As of December 31, 2013, the Company does not intend to redeem any portion of the Notes prior to the stated maturity dates. The Company has the obligation to redeem the Notes if a change in control occurs as defined in the indenture of the Notes.

The Notes were issued at a discount amounting to RMB20.47 million (US$3.38 million). The issuance costs of RMB79.85 million (US$13.19 million) were capitalized in other non-current assets on the consolidated balance sheets. Both the discount and the issuance costs are amortized as interest expense using the effective interest rate method through the maturity dates of the Notes. The effective interest rate was 2.36%, 3.39% and 3.59% for the 2017 Notes, the 2018 Notes and the 2022 Notes, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

11.	NOTES PAYABLE (CONTINUED)

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s long-term debts, including the notes payable and loans payable (Note 10), in the succeeding five years and thereafter:

	RMB	US$
	(In thousands)
For the years ending December 31,
2014	343,608	56,760
2015	2,118,795	350,000
2016	—	—
2017	4,540,275	750,000
2018	6,053,700	1,000,000
Thereafter	4,540,275	750,000

12.	INCOME TAXES

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

China

Under the Enterprise Income Tax (“EIT”) Law, which has been effective since January 1, 2008, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays. Tax holidays mainly include preferential EIT rate for the PRC subsidiaries and VIEs which were recognized as a qualified “High and New Technology Enterprise” (“HNTE”) or “Key Software Enterprise” (“KSE”).

The HNTE certificate is effective for a period of 3 years, during which the entity is entitled to a preferential tax rate of 15%. The KSE certificate is effective for a period of 2 years, during which the entity is entitled to a preferential tax rate of 10%. Baidu Online obtained the KSE certificate and the related tax holiday will expire on January 1, 2015; certain other PRC subsidiaries and VIEs, including Baidu Netcom, obtained the HNTE certificate which will expire on January 1, 2014, 2015 and 2016. An entity could re-apply for the HNTE or KSE certificate when the prior certificate expires. Historically, all of the Company’s subsidiaries and VIEs successfully re-applied for the certificates when the prior ones expired.

A certificate for the current year might be obtained in the following year as a result of the stringent inspection and approval process by the governmental authorities. The Company would record an income tax reversal in the year when the certificate is obtained for the over-paid or over-accrued provisional tax in connection with the grant of a more favorable tax rate for the prior year.

Under the current EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by the Company’s PRC subsidiaries to their offshore parent entities, would be subject to 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

12.	INCOME TAXES (CONTINUED)

China (Continued)

treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between PRC and Hong Kong. Thus, the dividends, if and when payable by the Company’s PRC subsidiaries to the offshore parent entities located in Hong Kong, would be subject to 5% withholding tax rather than statutory rate of 10% provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2013, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

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

The Company had minimal operations in jurisdictions other than the PRC. Income (loss) before income taxes consists of:

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(In thousands)
PRC	8,217,522	12,537,331	13,815,469	2,282,153
Non-PRC	(408,343)	(571,894)	(1,630,453)	(269,332)

	7,809,179	11,965,437	12,185,016	2,012,821

The pre-tax losses from non-PRC operations consist primarily of operating costs, administration expenses, interest expenses and share-based compensation expenses.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

12.	INCOME TAXES (CONTINUED)

Income taxes consist of:

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(In thousands)
Current income tax	1,337,469	1,888,378	2,006,980	331,530
Income tax refund due to reduced tax rate	(83,907)	(255,189)	(508,686)	(84,029)
Adjustments of deferred tax assets due to reduced tax rates	18,216	—	21,573	3,564
Deferred income tax (benefit) expense	(82,917)	(59,030)	309,063	51,053

	1,188,861	1,574,159	1,828,930	302,118

The reconciliation of tax computed by applying aforementioned respective statutory income tax rate to pre-tax income is as follows:

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(In thousands, except for per share data)

Expected taxation at PRC EIT statutory rate	1,952,295	2,991,359	3,046,254	503,205
Effect of differing tax rates in different jurisdictions	43,260	138,931	312,938	51,694
Permanent differences - non-taxable income	(2,804)	(58,157)	(69,673)	(11,509)
Permanent differences - non-deductible expenses	9,989	58,201	168,735	27,872
Tax incentives relating to research and development expenditures	(105,966)	(154,977)	(318,652)	(52,638)
Effect of tax holidays inside PRC	(715,897)	(1,489,331)	(2,131,233)	(352,054)
Over-accrued EIT for previous years	(66,960)	(15,084)	(32,982)	(5,448)
Withholding tax on PRC subsidiaries’ undistributed earnings	—	—	560,243	92,546
Addition to valuation allowance	74,944	103,217	293,300	48,450

Taxation for the year	1,188,861	1,574,159	1,828,930	302,118

Effective tax rate	15.22%	13.16%	15.01%	15.01%
Effect of tax holidays inside PRC on basic earnings per Class A and Class B ordinary share	20.52	42.63	60.92	10.06

The Company’s effective tax rate increased in year 2013 as compared with year 2012 which was primarily due to the withholding tax accrued by the Company for the potential remittance of earnings from the PRC subsidiaries to their offshore parent companies in the form of dividend distribution.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

12.	INCOME TAXES (CONTINUED)

The tax effects of temporary differences that give rise to the deferred tax balances at December 31, 2012 and 2013 are as follows:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
	(In thousands)
Provision for doubtful receivables	1,655	10,877	1,797
Fixed assets depreciation	13,367	28,785	4,755
Net operating loss carry-forward	333,397	580,963	95,968
Accrued expenses, payroll and others	214,211	479,446	79,199

Deferred tax assets	562,630	1,100,071	181,719
Valuation allowance	(349,012)	(715,287)	(118,157)

Deferred tax assets, net	213,618	384,784	63,562

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
	(In thousands)
Long-lived assets arising from acquisitions	289,482	619,550	102,342
Withholding tax on PRC subsidiaries’ undistributed earnings	—	580,720	95,928

Deferred tax liabilities	289,482	1,200,270	198,270

As of December 31, 2013, the Company had net operating losses of approximately RMB2.22 billion (US$365.89 million) deriving from entities in the PRC, Hong Kong and Japan, which can be carried forward after certain reconciliation per tax regulation to offset future net profit for income tax purposes. The Japan net operating loss will expire beginning January 1, 2015; the PRC net operating loss will expire beginning January 1, 2017; and the Hong Kong net operating loss can be carried forward without an expiration date.

For those entities that were in an accumulated loss position, the Company does not believe there exists sufficient objective positive evidence that the recoverability of their net deferred tax assets is more-likely-than-not to be realized. Consequently, the Company has provided full valuation allowances on the related net deferred tax assets.

The Company has evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2012 and 2013, there was no significant tax uncertainty impact on the Company’s financial position and result of operations.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

12.	INCOME TAXES (CONTINUED)

The Company did not provide for deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries as of December 31, 2012 on the basis of its intent to permanently reinvest foreign subsidiaries’ earnings. As of December 31, 2013, the Company accrued withholding tax of RMB580.72 million for the potential remittance of earnings from the PRC subsidiaries to their offshore parent companies in the form of dividend distribution, because the Company believes that the underlying dividends will be distributed in the future considering future merger and acquisition activities. The Company believes that it has the ability and intent to indefinitely reinvest the remaining undistributed earnings as of December 31, 2013. If these foreign earnings were to be repatriated in the future, the related tax liability may be reduced by any foreign income taxes previously paid on these earnings. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable. In the case of its VIEs, undistributed earnings were insignificant as of each of the balance sheet dates.

In general, the PRC and Japanese tax authorities have up to five and seven years, respectively, to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2009 through 2013 and the Japanese subsidiary’s tax years 2007 through 2013 remain open to examination by the respective taxing jurisdictions.

13.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amounts for such employee benefits, which were expensed as incurred, were RMB381.74 million, RMB631.25 million and RMB1.05 billion (US$172.80 million) for the years ended December 31, 2011, 2012 and 2013, respectively.

14.	COMMITMENTS AND CONTINGENCIES

Capital Commitments

The Company’s capital commitments relate primarily to commitments in connection with the expansion and improvement of its network infrastructure and its plan to acquire or build additional office buildings and cloud computing based data centers. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB1.56 billion (US$257.69 million) as of December 31, 2013. All of the commitments relating to the network infrastructure are to be fulfilled within the next year and the commitments relating to the office building and cloud computing based data centers will be settled in installments as various stages of the construction plan are completed in the next four years.

Operating Lease Commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Total rental expense for offices was RMB137.08 million, RMB196.59 million and

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

14.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Operating Lease Commitments (Continued)

RMB284.58 million (US$47.01 million) for the years ended December 31, 2011, 2012 and 2013, respectively. Total operating lease expense for Internet Data Centre (“IDC”) facilities was RMB626.44 million, RMB1.07 billion and RMB1.94 billion (US$320.47 million) for the years ended December 31, 2011, 2012 and 2013, respectively.

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following as of December 31, 2013:

	RMB	US$
	(In thousands)
2014	2,208,713	364,853
2015	1,134,126	187,344
2016	676,188	111,698
2017	450,928	74,488
2018	326,855	53,993
Thereafter	185,272	30,605

	4,982,082	822,981

The Group’s lease arrangements have no renewal options, rent escalation clauses, restriction or contingent rents and are all conducted with third parties.

Commitments for Licensed Copyrights

The Company enters into non-cancelable licensing agreements with third-party vendors to acquire licensed copyrights of video contents for its online video platform. Payments for licensed copyrights of video contents are recorded in “Intangible assets, net” on the consolidated balance sheets (Note 8).

Future minimum payments under non-cancelable licensing agreements consist of the following as of December 31, 2013:

	RMB	US$
	(In thousands)
2014	476,789	78,760
2015	55,841	9,224
2016 and thereafter	—	—

	532,630	87,984

Guarantees

The Company accounts for guarantees in accordance with ASC topic 460 (“ASC 460”), Guarantees. Accordingly, the Company evaluates its guarantees to determine whether (a) the guarantee is specifically excluded from the scope of ASC 460, (b) the guarantee is subject to ASC 460 disclosure requirements only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

14.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Guarantees (Continued)

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

Historically, the Company has not been required to make payments related to these obligations, and the fair value for these obligations is zero on the consolidated balance sheets as of December 31, 2012 and 2013.

Litigation

The Group was involved in certain cases pending in various PRC and U.S. courts and arbitration as of December 31, 2013. These cases include copyright infringement cases, unfair competition cases, and defamation cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could result in a loss of revenue or otherwise harm the business of the Company.

For many proceedings, the Company is currently unable to estimate the reasonably possible loss or a range of reasonably possible losses as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Company believes that such matters, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material adverse effect on the Company’s consolidated results of operations, financial position and cash flows. With respect to the limited number of proceedings for which the Company was able to estimate the reasonably possible losses or the range of reasonably possible losses, such estimated loss amounts were insignificant.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

15.	REDEEMABLE NONCONTROLLING INTERESTS

	2011	2012	2013
	RMB	RMB	RMB	US$
	(In thousands)
Balance as of January 1	—	935,978	1,033,283	170,686
Business combination	942,004	100,101	—	—
Net losses	(10,284)	(55,804)	(61,857)	(10,218)
Other comprehensive losses	(995)	(690)	(55,420)	(9,155)
Exercise of share-based awards	—	—	464	77
Share-based compensation	1,992	5,566	11,259	1,860
Issuance of subsidiary shares	3,261	25,989	51,368	8,485
Accretion of redeemable noncontrolling interests	—	22,143	31,799	5,253
Acquisition of subsidiaries’ redeemable shares from noncontrolling shareholders (1)	—	—	(121,962)	(20,147)
Reclassification of redeemable noncontrolling interests (2)	—	—	(888,934)	(146,841)

Balance as of December 31	935,978	1,033,283	—	—

(1)

The Company purchased the redeemable noncontrolling interests of Qiyi and B.D. Mobile Telecommunication Limited in the year ended December 31, 2013. The difference between the consideration paid by the Company to the noncontrolling interest holders of RMB260.40 million (US$43.02 million), and the carrying amount of the redeemable noncontrolling interests of RMB121.96 million (US$20.15 million), which amounted to RMB138.44 million (US$22.87 million) was recognized in additional paid-in capital in accordance with ASC 810.

(2)

The carrying amount of the redeemable noncontrolling interests of Qunar amounting to RMB888.93 million (US$146.84 million) was reclassified from mezzanine equity to permanent equity without reversing any prior accretions on November 1, 2013 when Qunar completed its IPO in NASDAQ and the underlying redemption rights terminated accordingly.

16.	SHAREHOLDERS’ EQUITY

Ordinary Shares

Upon completion of the Company’s initial public offering (“IPO”) in August 2005, 16,648,877 Class B Ordinary shares were issued upon conversion of all convertible preferred shares. In addition, immediately following the closing of the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital consisted of 870,400,000 ordinary shares at a par value of US$0.00005 per share, of which 825,000,000 shares were designated as Class A ordinary shares, 35,400,000 as Class B ordinary shares, and 10,000,000 shares designated as preferred shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. There were 1,332, 40,000 and 225,079 Class B ordinary shares transferred to Class A ordinary shares in the years ended December 31, 2011, 2012 and 2013, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

16.	SHAREHOLDERS’ EQUITY (CONTINUED)

Ordinary Shares (Continued)

As of December 31, 2013, there were 27,492,452 and 7,537,921 Class A and Class B ordinary shares outstanding, respectively. As of December 31, 2012 and 2013, there were no preferred shares issued and outstanding.

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

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
	(In thousands)

PRC statutory reserve funds	277,812	321,206	53,059
Unreserved retained earnings	23,760,407	34,204,180	5,650,128

Total retained earnings	24,038,219	34,525,386	5,703,187

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB2.80 billion and RMB3.72 billion (US$0.61 billion) as of December 31, 2012 and 2013, respectively.

Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

16.	SHAREHOLDERS’ EQUITY (CONTINUED)

Accumulated Other Comprehensive Income (Loss)

The changes in accumulated other comprehensive income (loss) by component, net of tax, are as follows:

	Foreign currency translation adjustment	Unrealized gains on available- for-sale investments	Total
	RMB	RMB	RMB
	(In thousands)
Balance at December 31, 2012	(89,714)	11,436	(78,278)

Other comprehensive income before reclassification	190,322	730,504	920,826
Amounts reclassified from accumulated other comprehensive income	—	(62,132)	(62,132)

Net current-period other comprehensive income	190,322	668,372	858,694
Other comprehensive loss attribute to noncontrolling interests	62,680	—	62,680

Balance at December 31, 2013	163,288	679,808	843,096

Balance at December 31, 2013, in US$	26,973	112,296	139,270

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale investments upon their sales, which were then recorded in “Other income, net” in the consolidated statements of comprehensive income. The changes in accumulated other comprehensive income (loss) by component for the year ended December 31, 2012 were insignificant.

The following table sets forth the tax effect allocated to each component of other comprehensive income for the year ended December 31, 2013:

	Tax effect
	RMB	US$
	(In thousands)
Unrealized gains on available-for-sale investments
Unrealized holding gains during the year	(1,157)	(191)
Reclassified for gains realized	—	—

Net unrealized gains	(1,157)	(191)
Foreign currency translation adjustment	—	—

Other comprehensive income (loss)	(1,157)	(191)

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

17.	EARNINGS PER SHARE (“EPS”)

A reconciliation of net income attributable to Baidu, Inc. in the consolidated statements of comprehensive income to the numerator for the computation of basic and diluted per share for the years ended December 31, 2011, 2012 and 2013 is as follows:

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(In thousands)
Net income attributable to Baidu, Inc.	6,638,637	10,456,028	10,518,966	1,737,609
Adjustments to the carrying amount of redeemable noncontrolling interests	—	(22,143)	(31,799)	(5,253)

Numerator for EPS computation	6,638,637	10,433,885	10,487,167	1,732,356

The following table sets forth the computation of basic and diluted net income attributable to Baidu, Inc. per share for Class A and Class B ordinary shares.

	For the years ended December 31,
	2011		2012		2013
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	(In thousands, except for number of shares, per share and per ADS data)
Earnings per share – basic:
Numerator
Allocation of net income attributable to Baidu, Inc.	5,153,755	1,484,882	8,106,219	2,327,666	8,175,647	1,350,520	2,311,520	381,836
Denominator
Weighted average ordinary shares outstanding	27,086,098	7,803,952	27,145,208	7,794,630	27,274,769	27,274,769	7,711,459	7,711,459

Denominator used for earnings per share	27,086,098	7,803,952	27,145,208	7,794,630	27,274,769	27,274,769	7,711,459	7,711,459
Earnings per share – basic	190.27	190.27	298.62	298.62	299.75	49.52	299.75	49.52

Earnings per share – diluted:
Numerator
Allocation of net income attributable to Baidu, Inc. for diluted computation	5,156,846	1,481,791	8,108,856	2,325,029	8,178,954	1,351,066	2,308,213	381,290
Reallocation of net income attributable to Baidu, Inc. as a result of conversion of Class B to Class A shares	1,481,791	—	2,325,029	—	2,308,213	381,290	—	—

Allocation of net income attributable to Baidu, Inc.	6,638,637	1,481,791	10,433,885	2,325,029	10,487,167	1,732,356	2,308,213	381,290
Denominator
Weighted average ordinary shares outstanding	27,086,098	7,803,952	27,145,208	7,794,630	27,274,769	27,274,769	7,711,459	7,711,459
Conversion of Class B to Class A ordinary shares	7,803,952	—	7,794,630	—	7,711,459	7,711,459	—	—
Share-based awards	72,781	—	39,621	—	50,118	50,118	—	—

Denominator used for earnings per share	34,962,831	7,803,952	34,979,459	7,794,630	35,036,346	35,036,346	7,711,459	7,711,459
Earnings per share – diluted	189.88	189.88	298.29	298.29	299.32	49.44	299.32	49.44

Earnings per ADS:
Denominator used for earnings per ADS – basic	270,860,980		271,452,080		272,747,690	272,747,690
Denominator used for earnings per ADS –diluted	349,628,310		349,794,590		350,363,460	350,363,460
Earnings per ADS – basic	19.03		29.86		29.98	4.95

Earnings per ADS – diluted	18.99		29.83		29.93	4.94

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

17.	EARNINGS PER SHARE (“EPS”) (CONTINUED)

The Company did not include certain stock options and restricted shares in the computation of diluted earnings per share for the years ended December 31, 2011, 2012 and 2013 because those stock options and restricted shares were anti-dilutive for earnings per share for the respective years.

18.	SHARE-BASED AWARDS PLAN

Baidu, Inc.

Incentive compensation plans

In December 2008, the Company adopted a share incentive plan (the “2008 Plan”), which provides for the granting of share incentives, including incentive share option (“ISO”), restricted shares and any other form of award pursuant to the 2008 Plan, to members of the board, employees and consultants of the Company. However, the Company may grant ISOs only to its employees. The Company has reserved 3,428,777 ordinary shares for issuance under the 2008 Plan, which will expire in the year 2018. The vesting schedule, time and condition to exercise options will be determined by the compensation committee. The term of the options may not exceed ten years from the date of the grant, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of the Company’s share capital.

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

Share options

The following table summarizes the option activity for the year ended December 31, 2013:

	Number of shares	Weighted average exercise price (US$)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$ in thousands)
Share options
Outstanding, December 31, 2012	209,338	1,013.10	4.29	16,264
Granted	93,079	950.60
Exercised	(29,658)	913.40
Forfeited/Cancelled	(40,187)	769.62
Outstanding, December 31, 2013	232,572	1042.90	8.62	171,156
Vested and expected to vest at December 31, 2013	199,093	1036.60	8.58	147,764
Exercisable at December 31, 2013	44,699	859.40	7.48	41,095

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

18.	SHARE-BASED AWARDS PLAN (CONTINUED)

Baidu, Inc. (Continued)

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2013 and the exercise price.

Total intrinsic value of options exercised for the years ended December 31, 2011, 2012 and 2013 was RMB275.86 million, RMB200.91 million and RMB114.21 million (US$18.87 million), respectively.

As of December 31, 2013, there was RMB357.31 million (US$59.02 million) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.90 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from expectation.

The fair value of each option award was estimated on the date of grant using the Black-Scholes-Merton valuation model. The volatility assumption was estimated based on implied volatility and historical volatility of the Company’s share price applying the guidance provided by ASC 718. The Company begins to estimate the volatility assumption solely based on its historical information since year 2009. Assumptions about the expected term were based on the vesting and contractual terms and employee demographics. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	2011	2012	2013

Risk-free interest rate	0.31%~1.03%	0.35%~0.43%	0.40%~1.35%
Dividend yield	—	—	—
Expected volatility range	48.20%~61.58%	43.60%~44.72%	42.33%~44.17%
Weighted average expected volatility	58.27%	43.75%	43.33%
Expected life (in years)	2.66~3.00	2.67~3.08	3.08~4.57

In addition, the Company recognizes share-based compensation expense net of an estimated forfeiture rate and therefore only recognizes compensation cost for those shares expected to vest over the service period of the award. The estimation of the forfeiture rate is based primarily upon historical experience of employee turnover. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the year of revision, as well as in the following years.

The exercise price of options granted during the years 2011, 2012 and 2013 equaled the market price of the ordinary shares on the grant date. The weighted-average grant-date fair value of options granted during the years 2011, 2012, and 2013 was US$432.68, US$323.00, and US$419.80, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

18.	SHARE-BASED AWARDS PLAN (CONTINUED)

Baidu, Inc. (Continued)

Restricted shares

Restricted shares activity for the year ended December 31, 2013 was as follows:

	Number of shares	Weighted average grant date fair value (US$)
Restricted shares
Unvested, December 31, 2012	114,816	1,164.10
Granted	87,123	1,137.00
Vested	(35,005)	1,166.70
Forfeited	(20,424)	1,134.80
Unvested, December 31, 2013	146,510	1,151.40

The total fair value of the restricted shares vested during the years ended December 31, 2011, 2012 and 2013 was RMB198.77 million, RMB128.70 million, RMB247.24 million (US$40.84 million), respectively.

As of December 31, 2013, there was RMB652.94 million (US$107.86 million) unrecognized share-based compensation cost related to restricted shares. That deferred cost will be recognized over a weighted-average vesting period of 2.83 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from expectation.

Subsidiaries

Certain subsidiaries also have equity incentive plans granting share-based awards. Total share-based compensation expenses recognized and unrecognized were insignificant, both individually and in aggregate, for all years presented.

The following table summarizes the total compensation cost recognized by the Group:

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(In thousands)

Expensed as cost of revenues	7,527	10,105	23,976	3,961
Expensed as selling, general and administrative	50,012	54,512	164,704	27,207
Expensed as research and development	94,489	147,692	326,047	53,859
Capitalized as part of internal-used software	1,700	1,944	229	38

19.	RELATED PARTY TRANSACTIONS

The current portion of amounts due from/to related parties mainly represents amounts in connection with services provided by the Group to its equity method investees, which arose in the ordinary course of business.

The non-current portion of amounts due from related parties mainly represents the borrowings provided by the Group to a noncontrolling shareholder of an acquired subsidiary, which were unsecured and repayable on contract terms, and arose in the ordinary course of business.

The non-current portion of amounts due to related parties mainly represents unsecured and interest free loans provided by a noncontrolling shareholder of an acquired subsidiary to the Group, which arose in the ordinary course of business.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

20.	SEGMENT REPORTING

The Company has only one single operating segment. Substantially all of the Company’s revenue and long-lived assets are derived from and located in the PRC. The Company has only minimal operations in Japan and other countries.

The following table sets forth revenues by geographic area:

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(In thousands)
Revenues:
PRC	14,444,636	22,198,685	31,875,202	5,265,408
Non-PRC	56,150	107,341	68,722	11,352

The following table sets forth long-lived assets by geographic area:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
	(In thousands)

Long-lived assets:
PRC	3,862,045	5,355,157	884,609
Non-PRC	117,989	56,143	9,274

21.	FAIR VALUE MEASUREMENT

ASC topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace

Level 3 - Unobservable inputs which are supported by little or no market activity

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Assets and Liabilities Measured or Disclosed at Fair Value

In accordance with ASC 820, the Company measures available-for-sale investments at fair value on a recurring basis. The fair values of the Company’s available-for-sale debt investments as measured and held-to-maturity investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates. The fair value of the Company’s available-for-sale equity investments in the equity securities of a publicly listed company is measured using quoted market prices.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

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

The fair value of the long-term notes payable is disclosed using quoted market prices.

Assets and liabilities measured or disclosed at fair value are summarized below:

		Fair value measurement or disclosure at December 31, 2012 using
	Total fair value at December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	RMB	RMB	RMB	RMB
	(In thousands)
Fair value disclosure (Notes 2 and 4)
Cash equivalents
Time deposits	3,034,443		3,034,443
Money market fund	4,854,278	4,854,278

Short-term investments
Held-to-maturity investments
Fixed-rate investments	17,086,252		17,086,252
Long-term investments
Fixed-rate held-to-maturity investments	514,614		514,614
Long-term notes payable	9,420,285	9,420,285

Fair value measurement
Recurring
Short-term investments
Available-for-sale investments
Fixed-rate debt investments	3,514,399		3,514,399
Adjustable-rate debt investments	17,073		17,073
Non-recurring
Long-term investments	—			—	(169,180)

Total assets measured at fair value	3,531,472	—	3,531,472	—	(169,180)

The Company has no assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2012.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

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

			Fair value measurement or disclosure at December 31, 2013 using
	Total fair value at December 31, 2013		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses

	RMB	US$	RMB	RMB	RMB	RMB	US$
	(In thousands)
Fair value disclosure (Notes 2 and 4)
Cash equivalents
Time deposits	2,955,924	488,284		2,955,924
Money market fund	689,254	113,857	689,254
Short-term investments
Held-to-maturity investments
Fixed-rate investments	19,370,067	3,199,707		19,370,067
Long-term notes payable	14,797,937	2,444,445	14,797,937

Fair value measurement
Recurring
Short-term investments
Available-for-sale investments
Fixed-rate debt investments	7,627,958	1,260,049		7,627,958
Adjustable-rate debt investments	514,433	84,978		514,433
Equity investment	1,253,120	207,001	1,253,120
Non-recurring
Long-term investments	—	—			—	(17,521)	(2,894)
Fixed assets	—	—			—	(2,057)	(340)
Intangible assets	—	—			—	(4,619)	(763)

Total assets measured at fair value	9,395,511	1,552,028	1,253,120	8,142,391	—	(24,197)	(3,997)

The Company has no assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2013.

As of December 31, 2013, certain fixed assets (Note 7), intangible assets (Note 8), cost method investments (Note 4) and equity method investments (Note 4) were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to fair value of nil, with impairment charges incurred and recorded in earnings for the year then ended.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

22.	SUBSEQUENT EVENTS

The Company completed several acquisitions with a total cash consideration of RMB388.58 million (US$64.19 million) subsequent to December 31, 2013. The acquired businesses are related to various vertical websites and mobile applications services. These acquisitions will provide more attractive services to users and are considered supplementary to the existing online marketing services. These acquisitions are immaterial, both individually and in aggregate.