Form 20-F
period 2014-12-31
Baidu, Inc.
filed 2015-03-27
CIK 1329099

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

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

27,613,315 Class A ordinary shares and 7,492,921 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2014.

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

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to attract and retain users and customers and generate revenue and profit from our customers;

•	our ability to retain key personnel and attract new talent;

•	competition in the internet search, online marketing and other businesses in which we engage;

•	the outcome of ongoing or any future litigation, including those relating to intellectual property rights; and

•	PRC governmental regulations and policies relating to the internet and internet search providers and to the implementation of a corporate structure involving variable interest entities in China.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3D. Key Information—Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheets data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2010 and 2011 and the selected consolidated balance sheets data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Years Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands except per share and per ADS data)
Consolidated Statements of Comprehensive Income Data
Revenues:
Online marketing services	7,912,869	14,489,767	22,245,643	31,802,219	48,495,215	7,816,010
Others	2,205	11,019	60,383	141,705	557,103	89,789
Total revenues	7,915,074	14,500,786	22,306,026	31,943,924	49,052,318	7,905,799

Operating costs and expenses:
Cost of revenues	(2,149,288)	(3,896,883)	(6,448,545)	(11,471,839)	(18,885,450)	(3,043,781)
Selling, general and administrative	(1,088,980)	(1,692,810)	(2,501,336)	(5,173,533)	(10,382,142)	(1,673,298)
Research and development	(718,038)	(1,334,434)	(2,304,825)	(4,106,832)	(6,980,962)	(1,125,127)

Total operating costs and expenses	(3,956,306)	(6,924,127)	(11,254,706)	(20,752,204)	(36,248,554)	(5,842,206)

Operating profit	3,958,768	7,576,659	11,051,320	11,191,720	12,803,764	2,063,593

Interest income	103,096	418,201	866,465	1,308,542	1,992,818	321,184
Interest expense	(35,975)	(82,551)	(107,857)	(447,084)	(628,571)	(101,307)
Loss from equity method investments	(8,965)	(179,408)	(294,229)	(5,806)	(26,952)	(4,344)
Other income, net, including exchange gains or losses	44,239	76,278	449,738	137,644	333,484	53,748

Income before income taxes	4,061,163	7,809,179	11,965,437	12,185,016	14,474,543	2,332,874

Income taxes	(535,995)	(1,188,861)	(1,574,159)	(1,828,930)	(2,231,172)	(359,599)
Net income	3,525,168	6,620,318	10,391,278	10,356,086	12,243,371	1,973,275

Less: Net loss attributable to noncontrolling interests	—	(18,319)	(64,750)	(162,880)	(943,698)	(152,097)

Net income attributable to Baidu, Inc.	3,525,168	6,638,637	10,456,028	10,518,966	13,187,069	2,125,372

Earnings per share for Class A and Class B ordinary shares(1)
Basic	101.28	190.27	298.62	299.75	374.60	60.37
Diluted	100.96	189.88	298.29	299.32	373.15	60.14
Earnings per ADS (1 Class A ordinary share is represented by 10 ADSs)
Basic	10.13	19.03	29.86	29.98	37.46	6.04
Diluted	10.10	18.99	29.83	29.93	37.32	6.01

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

	As of December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	7,781,976	4,127,482	11,880,632	9,691,797	13,852,725	2,232,654
Restricted cash	38,278	483,387	395,029	259,533	413,010	66,565
Short-term investments	376,492	10,051,578	20,604,223	28,734,761	43,818,037	7,062,186
Total assets	11,048,439	23,340,541	45,668,890	70,985,788	99,661,508	16,062,518
Total liabilities	2,642,847	7,015,028	18,453,765	30,320,538	45,155,920	7,277,812
Total Baidu, Inc. shareholders’ equity	8,405,592	15,291,716	26,055,229	38,424,915	51,525,629	8,304,424
Total equity	8,405,592	15,389,535	26,181,842	40,665,250	52,611,086	8,479,368

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2046 to US$1.00, the noon buying rate in effect as of December 31, 2014. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On March 20, 2015, the noon buying rate was RMB6.2037 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
September	6.1380	6.1382	6.1495	6.1266
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March (through March 20, 2015)	6.2037	6.2526	6.2741	6.1955

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

If we fail to retain existing customers or attract new customers for our online marketing services, our business, results of operations and growth prospects could be seriously harmed.

We generate substantially all of our revenues from online marketing services, a substantial majority of which are derived from our pay-for-performance, or P4P, services. Our online marketing customers will not continue to do business with us if their investment does not generate sales leads and ultimately consumers, or if we do not deliver their web pages in an appropriate and effective manner. Our P4P customers may discontinue their business with us at any time and for any reason as they are not subject to fixed-term contracts. We have in the past removed, and may in the future again remove, questionable paid search listings of some customers to ensure the quality and reliability of our search results. Such removal, whether temporary or permanent, may cause the affected customers to discontinue their business with us. In addition, third parties may develop and use certain technologies to block the display of our customers’ advertisements and other marketing products on our Baidu.com website, which may in turn cause us to lose customers and adversely affect our results of operations. Furthermore, we adjust prices for some of our online marketing services from time to time. We may lose customers who decide not to pay for our increased prices. Failure to retain our existing customers or attract new customers for our online marketing services could seriously harm our business, results of operations and growth prospects.

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

We face significant competition in almost every aspect of our business, particularly from other companies that seek to provide internet search services to users and provide online marketing services to customers. In the Chinese internet search market, our main competitors include U.S.-based internet search providers providing Chinese language internet search services, such as Google, and China-based internet companies, such as Tencent, Alibaba and Qihoo 360. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance), safety and user experience of the search results, availability and ease of use of products and services, the number of customers, distribution channels and the number of associated third-party websites. Some of our competitors have significant financial resources, long operating histories and are experienced in attracting and retaining users and managing customers. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for users, customers, distributors, strategic partners and networks of third-party websites, investing more heavily in research and development and making acquisitions. If any of our competitors provides comparable or better Chinese language search experience, our user traffic could decline significantly. Additionally, if the channels that we use to distribute services or products to our users and customers are no longer available to us, we may experience a decline in user traffic. Any such decline in traffic could weaken our brand and result in loss of users and customers, which would have a material and adverse effect on our results of operations.

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

As part of our growth strategy, we enter into new internet businesses from time to time by leveraging our large internet search user base to generate additional revenue streams and through our development of new business lines or strategic investments in or acquisitions of other businesses. Expansions into new businesses may present operating and marketing challenges that are different from those that we currently encounter. For each new business we enter into, we face competition from existing leading players in that business. If we cannot successfully activate our user base by addressing the new challenges and providing service of exceptional quality, we may not be able to compete effectively against the existing leading players, recover costs incurred for investing in, developing and marketing new businesses, and eventually achieve profitability from these businesses, and our future results of operations and growth prospects may be materially and adversely affected.

If we fail to continue to innovate and provide products and services to attract and retain users, we may not be able to generate sufficient user traffic levels to remain competitive.

Our success depends on providing products and services to attract users and enable users to have a high-quality internet experience. In order to attract and retain users and compete against our competitors, we must continue to invest significant resources in research and development to enhance our internet search technology, improve our existing products and services and introduce additional high-quality products and services. If we are unable to anticipate user preferences or industry changes, or if we are unable to enhance the quality of our products and services on a timely basis or fail to provide sufficient content, we may lose users. Our results of operations may also suffer if our innovations do not respond to the needs of our users, are not appropriately timed with market opportunities or are not effectively brought to market. As search technology continues to develop and mobile devices and applications are increasingly used to access the internet, our competitors may be able to offer products and services that are, or that are perceived to be, substantially similar to or better than those provided by us. This may force us to expend significant resources in research and development and strategic investments and acquisitions in order to remain competitive.

If we fail to keep up with rapid changes in technologies and user behavior, our future success may be adversely affected.

Our future success will depend on our ability to respond to rapidly changing technologies, adapt our products and services to evolving industry standards and improve the performance and reliability of our products and services. Our failure to adapt to such changes could harm our business. In addition, changes in user behavior resulting from technological developments may also adversely affect us. For example, the number of people accessing the internet through mobile devices, including mobile phones, tablets and other hand-held devices, has increased in recent years, and we expect this trend to continue while 3G and more advanced mobile communications technologies are broadly implemented. If we fail to develop products and technologies that are compatible with all mobile devices and operating systems, or if the products and services we develop are not widely accepted and used by users of various mobile devices and operating systems, we may not be able to penetrate the mobile internet market. In addition, the widespread adoption of new internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or integrate our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive, or consequently fail to retain users with products and service of exceptional quality, our future success may be adversely affected.

Interruption or failure of our own information technology and communications systems or those of third-party service providers we rely upon could impair our ability to provide products and services, which could damage our reputation and harm our results of operations.

Our ability to provide products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could interrupt our services. Service interruptions could reduce our revenues and profits and damage our brand if our systems are perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, wars, earthquakes, floods, fires, power loss, telecommunications failures, undetected errors or “bugs” in our software, computer viruses, interruptions in access to our websites through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. In May 2014, the service of our Baidu Yun was inaccessible to some users for approximately four hours due to a failure of the internet infrastructure.

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

The number of people who access the internet through devices other than personal computers, including mobile phones, smartphones, handheld computers such as iPad and other tablets, and television set-top devices, is increasing dramatically. The varying display sizes, functionality, and memory associated with some alternative devices make the use of our products and services on such devices more difficult and the versions of our products and services developed for these devices may not be compelling to users, manufacturers, or distributors of devices. Each manufacturer or distributor may establish unique technical standards for its devices, and our products and services may not work or be accessible on these devices. Some manufacturers may also elect not to include our products on their devices. In addition, search queries are increasingly being undertaken through “apps” tailored to particular devices or social media platforms, which could affect our share of the search market over time. As new devices and new platforms are continually being released, it is difficult to predict the problems we may encounter in developing versions of our products and services for use on these alternative devices and we may need to devote significant resources to the creation, support, and maintenance of our products and services tailored for such devices. If we are unable to attract and retain a substantial number of alternative device manufacturers, distributors, and users to adopt and use our products and services, or if we are slow to develop products and technologies that are more compatible with alternative devices, we may fail to capture a significant share of an increasingly important portion of the market for online services, which could adversely affect our business.

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

Our search products and services, such as Baidu Video Search, link to materials in which third parties may claim ownership of trademarks, copyrights or other rights. Our audio and video player, Baidu Media Player, enables users to play multimedia files, which may be protected by copyright or other intellectual property rights. In addition, as we adopt new technologies and roll out new products and services, we face the risk of being subject to intellectual property infringement claims that may arise from our use of new technologies and provision of new products and services. Our products and services including those based on cloud computing technology, such as Baidu Yun, Baidu WenKu and Baidu Post Bar, allow our users to upload, store and share documents, images, audios and videos on our servers, or share, link to or otherwise provide access to contents from other websites, and we also operate distribution platforms whereby developers can upload, share and sell their applications or games to users. Although we have made commercially reasonable efforts to request users or developers to comply with applicable intellectual property laws, we cannot ensure that all of our users or developers have the rights to upload or share these contents or applications. In addition, we have been and may continue to be subject to copyright or trademark infringement and other related claims from time to time, in China and internationally.

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

We have been and may again be subject to claims based on the content found on our websites, the results in our paid search listings or other products and services we offer.

In addition to the content developed by ourselves and posted on our websites, our users are free to post information on Baidu Post Bar, Baidu Knows, Baidu Encyclopedia, Baidu WenKu and other sections of our websites, and our P4P customers may create text-based descriptions, image descriptions and other phrases to be used as text, image or keywords in our search listings, and users can also use our personal cloud computing service, Baidu Yun, to upload, store and share documents, images, audios and videos on our cloud servers. We have been and may continue to be subject to claims for intellectual property infringement, defamation, negligence or other legal theories based on the content found on our websites, the results in our paid search listings or our other products and services, which, with or without merit, may result in diversion of management attention and financial resources and negative publicity on our brand and reputation. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Furthermore, if the content posted on our websites or found, stored or shared through our other products and services contains information that government authorities find objectionable, our websites or relevant products or services may be shut down and we may be subject to other penalties. See “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and subject us to liability for information displayed on or linked to our websites, and negative publicity in international media.”

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

Many parties are actively developing and seeking protection for internet-related technologies, including patent protection. They may hold patents issued or pending that relate to certain aspects of our technologies, products, business methods or services. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were sued for patent infringement claims with respect to our P4P platform and were found to infringe upon the patents and were not able to adopt non- infringing technologies, we may be severely limited in our ability to operate our P4P platform, which would have a material and adverse effect on our results of operations and prospects.

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

We have experienced substantial growth in recent years. Our total revenues and net income attributable to Baidu, Inc. grew at a compound annual growth rate of 57.8% and 39.1%, respectively, from 2010 to 2014. Our growth was driven in part by the growth in China’s internet and online marketing industries, which may not be indicative of future growth or be sustainable. Our past growth rate may not be indicative of our future growth rate.

Our indebtedness could adversely affect our financial condition and our ability to obtain additional capital on reasonable terms when necessary.

As of December 31, 2014, we had an aggregate of US$4.2 billion of outstanding indebtedness that will mature between 2015 and 2022 and we may incur additional indebtedness in the future. Our current and future debt requires us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows to service such debt and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.

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

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth slowed to 7.4% in 2014. There have been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Ukraine. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.

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

If we are unable to adapt or expand our existing technology infrastructure to accommodate greater traffic, content or additional customer requirements, our business may be harmed.

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

If we fail to detect fraudulent click-throughs, our customers’ confidence in us could be damaged and our revenues could decline.

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

We rely heavily on China Telecommunications Corporation, or China Telecom, China United Network Communications Group Company Limited, or China Unicom, and China Mobile Communications Corporation, or China Mobile, to provide us with network services and data center hosting services. We have entered into contracts with various local branches or subsidiaries of China Telecom, China Unicom and China Mobile to obtain data communications capacity. We have limited access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of these companies, or if these companies otherwise fail to provide the services. In May 2014, the service of our Baidu Yun was inaccessible to some users for approximately four hours due to a failure of the internet infrastructure. Any unscheduled service interruption could damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by these telecommunication companies. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be adversely affected. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may harm our revenues.

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

We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies. However, advances in technology, increased level of sophistication and diversity of our products and services, increased level of expertise of hackers, new discoveries in the field of cryptography or others could still result in a compromise or breach of the measures that we use. Because of our leading market position in the internet industry in China, we believe we are a particularly attractive target for security breaches and hacking attacks. We have experienced in the past, and may experience in the future, such attacks. In December 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. However, the effect of these laws on curbing hacking and other illegal online activities still remains to be seen. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. If we are unable to protect our systems, hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause loss or give rise to our liabilities to the owners of confidential information, such as our users, customers, distributors and Baidu Union members, subject us to penalties imposed by administrative authorities, and disrupt our operations. Any negative publicity on our website’s safety or privacy protection mechanism and policy could also have a material and adverse effect on reputation and brand and harm our business and results of operations.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2014. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2014. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our business could be adversely affected by the effects of avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions or other epidemic or outbreak. Health or other government regulations adopted in response to an epidemic, severe weather conditions such as snow storm, flood or hazardous air pollution, or other outbreaks may require temporary closure of our offices or internet cafes where many users access our websites. Such closures may disrupt our business operations and adversely affect our results of operations.

Risks Related to Our Corporate Structure

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect our business.

The PRC government restricts or imposes conditions on foreign investment in internet, online advertising, online audio and video services and mobile application distribution businesses. We and our PRC subsidiaries are considered foreign persons or foreign-invested enterprises under PRC foreign investment related laws. As a result, we and our PRC subsidiaries are subject to PRC legal restrictions on or conditions for foreign ownership of internet, online advertising, online audio and video services and mobile application distribution businesses. Due to these restrictions and conditions, we operate our websites and conduct online advertising, online audio and video services and mobile application distribution businesses in China through our consolidated affiliated entities. As all the nominee shareholders of our consolidated affiliated entities are either PRC citizens or PRC domestic enterprises, these entities are therefore considered as PRC domestic enterprises under PRC law. The “nominee shareholders” refer to those shareholders who have pledged their equity interest in our consolidated affiliated entities to us and entered into exclusive equity purchase and transfer option agreements with us as part of the contractual arrangements. Our contractual arrangements with our consolidated affiliated entities and the nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance. These contractual arrangements demonstrate our ability and intention to continue to exercise the ability to absorb substantially all of the profits and the expected losses of the affiliated entities. In 2012, 2013 and 2014, we derived approximately 29%, 28% and 27% of our total revenues, respectively, from our consolidated affiliated entities through contractual arrangements.

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

We are subject to enterprise income tax, or EIT, business tax, VAT, and other taxes in many provinces and cities in China and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. For example, under the EIT Law, the PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. Particularly, the State Administration of Tax issued a Public Notice, or Public Notice 16, on March 18, 2015, to further regulate and strengthen the transfer pricing administration on outbound payments by a PRC enterprise to its overseas related parties. In addition to emphasizing that outbound payments by a PRC enterprise to its overseas related parties must comply with arm’s-length principles, Public Notice 16 specifies certain circumstances whereby such payments are not deductible for the purpose of the enterprise income tax of the PRC enterprise, including payments to an overseas related party which does not undertake any function, bear any risk or has no substantial operation or activities, payments for services which do not enable the PRC enterprise to obtain direct or indirect economic benefits, or for services that are unrelated to the functions and risks borne by the PRC enterprise, or relate to the protection of the investment interests of the direct or indirect investor of the PRC enterprise, or for services that have already been purchased from a third party or undertaken by the PRC enterprise itself, and royalties paid to an overseas related party which only owns the legal rights of the intangible assets but has no contribution to the creation of such intangible assets. Although we believe all our related party transactions, including all payments by our PRC subsidiaries and consolidated affiliated entities to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

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

As of the date of this annual report, we have made long-term loans in an aggregate principal amount of RMB2.1 billion (US$343.9 million) to the nominee shareholders of our consolidated affiliated entities. We extended these loans to enable the nominee shareholders to fund the capitalization of these entities. As of the date of this annual report, all of the registered capital of our consolidated affiliated entities in China has been fully funded. We may in the future provide additional loans to the nominee shareholders of our consolidated affiliated entities in China in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans will depend on the profitability of these consolidated affiliated entities and their operational needs, which are uncertain.

We are in the process of registering the pledges of equity interests by nominee shareholders of some of our consolidated affiliated entities, and we may not be able to enforce the equity pledges against any third parties who acquire the equity interests in good faith in the relevant consolidated affiliated entities before the pledges are registered.

The nominee shareholders of each of our consolidated affiliated entities have pledged all of their equity interests in the relevant consolidated affiliated entities to our subsidiaries. An equity pledge agreement becomes effective among the parties upon execution. However, according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. The pledge relating to each of Baidu Netcom and Beijing BaiduPay Science and

Technology Co., Ltd., or BaiduPay, has been registered with the relevant local administration for industry and commerce, while we are in the process of registering the pledge of the registered capital of Beijing Perusal Technology Co., Ltd., or Beijing Perusal, relating to recent increase of its registered capital. Prior to the completion of the registration, we may not be able to successfully enforce the equity pledge against any third parties who have acquired property right interests in good faith in the equity interests in the relevant consolidated affiliated entities.

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

Growth of China’s economy has been uneven, both geographically and among various sectors of the economy. Since 2012, growth of the Chinese economy has slowed down. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy, may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets.

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

The PRC government regulates the internet industry extensively, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, under certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

•

We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunications services in China, including online information services.

•

The licensing requirements relating to the internet business in China are uncertain and evolving. This means that permits, licenses or operations at some of our PRC subsidiaries and consolidated affiliated entities may be subject to challenge, or we may not be able to obtain or renew certain permits or licenses, including without limitation, a Value-Added Telecommunication Business Operating License, which is issued by the MIIT, an Internet News License, which is issued by the State Council News Office, an Internet Culture Business Permit with the permitted scope of business covering online game operation and online game virtual currency issuance or trading, which is issued by the Ministry of Culture, an Online Audio/Video Program Transmission License, which is issued by the State Administration of Radio Film and Television, or the SARFT (which was consolidated with the General Administration of Press and Publication, or the GAPP, and is currently known as the State Administration of Press Publication, Radio, Film and Television, or the SAPPRFT), an Internet Publication License, which is issued by the GAPP (which was consolidated with the SARFT and is currently known as the SAPPRFT), a Surveying and Mapping Qualification Certificate for internet map services, which is issued by the National Administration of Surveying, Mapping and Geoinformation (formerly known as the State Bureau of Surveying and Mapping), a Payment Service Permit, which is issued by the People’s Bank of China, and a Qualification Certificate for Internet Drug Information Services, which is issued by provincial branch of the State Food and Drug Administration. Failure to obtain or renew these permits and licenses may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

We provide value-added telecommunications services through our consolidated affiliated entities, which hold the required licenses. In July 2006, the MIIT issued the Notice of the Ministry of Industry and Information Technology on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. According to this notice, either the holder of a Value-Added Telecommunication Business Operating License or its shareholders must directly own the domain names and trademarks used by the license holder in its provision of value-added telecommunications services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain these facilities in the regions covered by its license. Baidu Netcom, Beijing Perusal and BaiduPay, our consolidated affiliated entities, own the necessary domain names and trademarks, including pending trademark applications and have the necessary personnel and facilities to operate our websites.

We offer online games provided by our game operator partners on our websites owned and operated by our consolidated affiliated entities. We have also acquired 91 Wireless, which operates two leading smartphone application distribution platforms in China as well as a mobile game platform through its consolidated affiliated entities. In September 2009, the GAPP (currently known as the SAPPRFT) together with several other government agencies issued a notice, or the Circular 13, prohibiting foreign investors from participating in online game operating businesses through wholly-owned enterprises, equity joint ventures or cooperative joint ventures in China. Circular 13 expressly prohibits foreign investors from gaining control over or participating in PRC operating companies’ online game operations through indirect means, such as establishing joint venture companies, entering into contractual arrangements with or providing technical support to the operating companies, or through a disguised form, such as incorporating user registration, user account management or payment through game cards into online game platforms that are ultimately controlled or owned by foreign investors. Other government agencies that also have the authority to regulate online game operations in China, such as the Ministry of Culture and the MIIT, did not join the GAPP in issuing the Circular 13. To date, neither the GAPP nor the SAPPRFT has issued any interpretation of the Circular 13. Due to the ambiguity among various regulations on online games and a lack of interpretations from the relevant PRC authorities governing online game operations, there are uncertainties regarding whether PRC authorities would consider our relevant contractual arrangements to be foreign investment in online game operation businesses. While we are not aware of any online game companies which use the same or similar contractual arrangements as ours having been penalized or ordered to terminate operation by PRC authorities claiming that the contractual arrangements constitute control over, or participation in, the operation of online game operations through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future. If our relevant contractual arrangements were deemed to be “indirect means” or “disguised form” under the Circular 13, the relevant contractual arrangements may be challenged by the SAPPRFT or other governmental authorities. If we were found to be in violation of the Circular 13 to operate our mobile game platform, the SAPPRFT, in conjunction with relevant regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases, suspending or revoking the relevant licenses and registrations. If we were found to be in violation of any existing or future PRC laws or regulations, including the MIIT notice and the Circular 13, the relevant regulatory authorities would have broad discretion in dealing with such violations.

As we enter into new businesses, we may encounter additional regulatory uncertainties. For example, it remains unclear whether the provision of online payment services by BaiduPay will require BaiduPay to apply for a Value-Added Telecommunication Business Operating License for “online data processing and transaction processing businesses” as provided in the Catalog of Telecommunication Businesses promulgated by the MIIT. BaiduPay, however, has applied for this Value-Added Telecommunication Business Operating License for “online data processing and transaction processing businesses.” In addition, in March 2014, according to reports on certain websites, the People’s Bank of China has formulated a draft of the Administrative Measures on the Online Payment Business of Payment Institutions for the purpose of soliciting opinions from selected groups on certain proposed changes to laws relating to online payments, such as the imposition of limits on the amounts that can be paid for consumption purposes from online payment accounts opened with online payment institutions. There are substantial uncertainties as to if and when the draft administrative measures will be adopted into law and what further changes will be made to such measures prior to or during such adoption. If the draft administrative measures are adopted into law in the future, our Baidu Wallet business may be adversely affected.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company should be treated as a foreign-invested enterprise, or an FIE. According to the definition set forth in the draft Foreign Investment Law, FIEs refer to enterprises established in China pursuant to PRC law that are solely or partially invested by foreign investors. The draft Foreign Investment Law specifically provides that entities established in China (without direct foreign equity ownership) but “controlled” by foreign investors, through contract or trust for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must go through a market entry clearance by the Ministry of Commerce before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. However, an FIE, during the market entry clearance process, may apply in writing to be treated as a PRC domestic enterprise if its foreign investor(s is/are ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Our Corporate History and Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC government authorities and its affiliates or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

Through our dual-class share structure, Mr. Robin Yanhong Li, our chairman, chief executive officer and principal shareholder, a PRC citizen, possessed and controlled 53.6% of the voting power of our company as of February 28, 2015. The draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the internet, online advertising, online audio and video services and mobile application distribution businesses, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as Ministry of Commerce market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

Although we attempt to monitor the content in our search results and on our online communities such as Baidu Post Bar, we are not able to control or restrict the content of other internet content providers linked to or accessible through our websites, or content generated or placed on our Baidu Post Bar message boards or our other online communities by our users. To the extent that PRC regulatory authorities find any content displayed on our websites illegal, they may require us to limit or eliminate the dissemination of such information on our websites. To the extent that PRC regulatory authorities find any content displayed on our websites objectionable, they may suggest that we limit or eliminate the dissemination of such information on our websites. If third-party websites linked to or accessible through our websites conduct unlawful activities such as online gambling on their websites, PRC regulatory authorities may require us to report such unlawful activities to relevant authorities and to remove the links to such websites, or they may suspend or shut down the operation of these third-party websites. PRC regulatory authorities may also temporarily block access to certain websites for a period of time for reasons beyond our control. Any of these actions may reduce our user traffic and adversely affect our business. In addition, we may be subject to penalties for violations of those regulations arising from information displayed on or linked to our websites, including a suspension or shutdown of our online operations.

Moreover, our compliance with PRC regulations governing internet access and distribution of news and other information over the internet may subject us to negative publicity or even legal actions outside of China. In May 2011, eight New York residents filed a lawsuit against us before the U.S. District Court for the Southern District of New York accusing us of aiding Chinese censorship in violation of the U.S. Constitution. In March 2014, the U.S. District Court for the Southern District of New York granted our motion for judgment on the pleadings based upon the First Amendment to the U.S. Constitution and dismissed the plaintiffs’ complaint in its entirety. Even though we have won the case, our reputation may be adversely affected among users and investors outside of China.

A notice issued by the Ministry of Culture in August 2009 may affect our online music services.

In August 2009, the Ministry of Culture promulgated the Notice on Strengthening and Improving the Content Review of Online Music, which provides, among others, that only “internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. In addition, it is required that imported music products must pass prior content review by the Ministry of Culture before they are put on internet and domestic music products must be filed with the Ministry of Culture within 30 days after the commencement date of the online operation of the domestic music products. We hold an Internet Culture Business Permit granted by the Ministry of Culture, which allows us to engage in “internet culture activities” as defined in the relevant regulations promulgated by the Ministry of Culture. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Internet Culture Activities.” We provide music for users to stream and download on our platform and we have obtained licenses from many content providers. We have been communicating with the government authority in order to comply with the review or filing requirement. If we are found by the Ministry of Culture to have failed to fully comply with the requirements of this notice, we could be subject to administrative penalties, including an order to stop providing the music products that have not been reviewed by or filed with the Ministry of Culture, fines, or confiscation of income derived from activities deemed in violation of the notice. Any of these occurrences could adversely affect our business and results of operations.

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

A number of our PRC subsidiaries and consolidated affiliated entities, such as Baidu Online Network Technology (Beijing) Co., Ltd., or Baidu Online, and Baidu Netcom are entitled to enjoy a preferential tax rate of 15% due to their qualification as “High and New Technology Enterprise”, which has a term of three years. If any or some of these PRC subsidiaries and consolidated affiliated entities fail to maintain the “High and New Technology Enterprise” qualification, their applicable EIT rate will be up to 25%. Furthermore, Baidu Online obtained the certificate of “Key Software Enterprise” jointly issued by the National Development and Reform Commission, the MIIT, the Ministry of Commerce, the Ministry of Finance and the State Administration of Taxation in April 2013, which entitled it to enjoy a preferential income tax rate of 10% for 2011 and 2012, and successfully re-applied for and obtained the certificate of “Key Software Enterprise” in December 2013, which entitled it to enjoy a preferential income tax rate of 10% for 2013 and 2014. Baidu Online’s “Key Software Enterprise” certificate and the related tax holiday expired on January 1, 2015. Baidu Online is in the process of re-applying for the “Key Software Enterprise” status for 2015 and 2016. There is no assurance that Baidu Online will continue to be granted the “Key Software Enterprise” status. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC Enterprise Income Tax.”

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

Under the EIT Law and related regulations, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a PRC resident enterprise and is subject to the EIT at the rate of 25% on its worldwide income as well as PRC EIT reporting obligations. The related regulations define the term “de facto management body” as “the establishment that exercises substantial and overall management and control over the production, business, personnel, accounts and properties of an enterprise.” The State Administration of Taxation issued a SAT Circular 82 in April 2009, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled overseas-incorporated enterprise is located in China. The State Administration of Taxation issued additional rules to provide more guidance on the implementation of SAT Circular 82 in July 2011, and issued an amendment to SAT Circular 82 delegating the authority to its provincial branches to determine whether a Chinese-controlled overseas-incorporated enterprise should be considered a PRC resident enterprise, in January 2014. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC Enterprise Income Tax.” Although the SAT Circular 82, the additional guidance and amendment apply only to overseas registered enterprises controlled by PRC enterprises, not to those controlled by PRC individuals or foreigners, the criteria set forth in SAT Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. If we are deemed a PRC resident enterprise, we may be subject to the EIT at 25% on our global income, except that the dividends we receive from our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed as “dividends among qualified PRC resident enterprises.” If we are deemed a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

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

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of foreign currency out of China. We receive most of our revenues in RMB. Under our current structure, our income at the Cayman Islands holding company level will primarily be derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders or ADS holders.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or consolidated affiliated entities, or making additional capital contributions to our PRC subsidiaries, which could adversely affect our ability to fund and expand our business.

Baidu, Inc. is our offshore holding company conducting operations in China through our PRC subsidiaries and consolidated affiliated entities. We may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Loans by Baidu, Inc. or any of our offshore subsidiaries to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. Such loans to any of our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested enterprise is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested enterprise. Any medium or long-term loans by Baidu, Inc. or any of our offshore subsidiaries to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and SAFE, or their relevant local counterparts. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce or its local counterpart. Meanwhile, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions given the PRC legal restrictions on foreign ownership of internet, online advertising, online audio and video services and mobile application distribution businesses.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circulars referred to above, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or consolidated affiliated entities or additional capital contributions by us to our PRC subsidiaries, and conversion of such loans or capital contributions into RMB. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 75, and a series of implementation rules and guidance issued by SAFE, including the circular relating to operating procedures that came into effect in July 2011, require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014, which replaced the SAFE Circular No. 75. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which will become effective on June 1, 2015. After SAFE Notice 13 becomes effective, entities and individuals will be required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, will directly examine the applications and conduct the registration.

We have notified holders of ordinary shares of our company whom we know are PRC residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. We are aware that Mr. Robin Yanhong Li, our chairman, chief executive officer and principal shareholder, who is a PRC resident, has registered with the relevant local SAFE branch, and is in the process of updating such registration to comply with requirements under the new SAFE Circular No. 37. We, however, cannot provide any assurances that all of our shareholders who are PRC residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in August 2006, among other things, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the Ministry of Commerce in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of the laws and regulations mentioned above and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the China Securities Regulatory Commission, or the CSRC, or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our delisting from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, which became effective retroactively as of January 1, 2008, where a non-resident enterprise investor transfers equity interests in a PRC resident enterprise indirectly by way of disposing of equity interests in an overseas holding company, the non-resident enterprise investor, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at the rate of up to 10%.

In addition, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698.

On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Circular 698 and Public Notice 7. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 698 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a “passive foreign investment company,” or PFIC, for our taxable year ended December 31, 2014, and we do not expect to be a PFIC for our taxable year ending December 31, 2015 or for the foreseeable future. A non-U.S. corporation, such as our own, will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets is generally determined by reference to the market price of the ADSs and ordinary shares, which may fluctuate considerably. In addition, because there are uncertainties in the application of the relevant rules and because PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for the current or any future taxable year.

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

On August 5, 2005, we listed our ADSs on The NASDAQ National Market (later renamed The NASDAQ Global Market) under the symbol “BIDU.” We and certain selling shareholders of our company completed the initial public offering of 4,604,224 ADSs, each then representing one Class A ordinary share, on August 10, 2005. On May 12, 2010, we effected a change of the ADS to Class A ordinary share ratio from 1 ADS representing 1 Class A ordinary share to 10 ADSs representing 1 Class A ordinary share. The ratio change has the same effect as a 10-for-1 ADS split. Our ADSs are currently traded on The NASDAQ Global Select Market.

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

In October 2013, we acquired 100% equity interest of 91 Wireless from NetDragon Websoft Inc., or NetDragon, and the other shareholders of 91 Wireless, and have since then consolidated its financial results into our consolidated financial statements.

B. Business Overview

We are the leading Chinese language internet search provider. As a technology-based media company, we aim to provide the best and most equitable way for people to find what they are looking for. In addition to serving individual internet search users, we provide an effective platform for businesses to reach potential customers.

Our Baidu.com website is the largest website in China and the fifth largest website globally, as measured by average daily visitors and page views during the three-month period ended December 31, 2014, according to Alexa.com, an internet analytics firm. We are the most used internet search provider in China, with our combined share of PC and mobile search page views standing at 71% in the fourth quarter of 2014, according to Analysys International, a market research firm. Our “Baidu” brand is one of the highest ranking brands in China in BrandZ Top 50 Most Valuable Chinese Brands 2014, a study published by Millward Brown Optimor, a brand strategy research firm. During the six-month period ended December 2014, approximately 92% of Chinese internet search users have used Baidu as their internet search engine, according to China Internet Network Information Center.

We conduct our operations primarily in China. Revenues generated from our operations in China accounted for approximately 99.5%, 99.8% and 99.5% of our total revenues in 2012, 2013 and 2014, respectively.

We serve three types of online participants:

Users. We offer a Chinese language search platform on our Baidu.com website that enables users to find relevant information online, including web pages, news, images, documents and multimedia files, through links provided on our website. We also provide a broad range of products and services to enrich user experience and facilitate easy and quick search, including search products, social-networking products, user-generated-content-based (UGC-based) knowledge products, location-based products and services, entertainment products, security products, mobile related products and services, products and services for developers and webmasters and other products and services. Our products and services can be accessed through PCs and mobile devices. We aspire to provide the best search experience to our users. To this end, we have invested in advanced technology such as deep learning and semantic intelligence.

We offer a broad range of mobile products, including Baidu Mobile Search, Baidu Mobile Maps, Baidu Mobile Assistant, Baidu Connect, 91 Assistant, HiMarket, Baidu Mobile Guardian, Baidu Mobile Browser, Baidu Photo Wonder and Baidu Yun.

Customers. We deliver online marketing services to a diverse customer base operating in a variety of industries. In 2014, we had approximately 813,000 active online marketing customers. Our online marketing customers consist of SMEs throughout China, large domestic companies and Chinese divisions and subsidiaries of large, multinational companies. We have a diverse customer base in terms of industries and geographical locations. Our defined industries in which our customers operate include medical and healthcare, tourism and ticketing, education, software and online games, machinery and equipment, network service, transportation, construction and decoration, financial services, business services and franchising. Customers in our top five industries contributed approximately 49% of our total online marketing revenues in 2014. Although we have customers located throughout China, we have a more active and larger customer base in coastal regions, reflecting the current general economic demographics in China.

We reach and serve our customers through our direct sales force as well as a network of third-party distributors across China. As many of our customers are SMEs, we use distributors to help us identify potential

SME customers, collect payments and assist SMEs in setting up accounts with us and using our online marketing services. We have also engaged third-party agencies to identify and reach potential customers outside of China. To better enable our customers to capture the mobile opportunity, we provide free tools to customers to help them build and modify mobile landing pages and proactively educate customers about mobile marketing. We also have an integrated bidding system to better streamline the bidding experience for PC and mobile channels for our customers. Mobile revenues accounted for 36.5% of our total revenues for 2014.

Baidu Union Members. Baidu Union consists of a large number of third-party web content, software and mobile application providers. Baidu Union members can display on their properties our customers’ promotional links that match the content of such members’ properties. Some Baidu Union members also embed some of our products and services into their properties. We allow Baidu Union members to provide high-quality and relevant search results to their users without the cost of building and maintaining advanced search capabilities in-house and to monetize their traffic through revenue sharing arrangements with us. We reward Baidu Union members which bring higher quality traffic to us by sharing with these members more revenues as a percentage of total revenues recognized by us. Traffic and revenues contributed by Baidu Union members increased in 2014, while the total number of members declined as a result of our continued effort to optimize the quality of Baidu Union members.

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

Search Products

Baidu Web Search. Baidu’s web search allows users to locate information through search queries. After typing a search query, users generally receive a list of ranked search results, which may include our customers’ content presented in a specific format. Users can then access the desired information by examining the returned search snippets, or clicking on the hypertext links displayed in the search results.

We have integrated many features into our web search system to help users easily access the right information out of a huge number of web pages. The Baidu web search includes, but not limited to, the following features:

•

Query Suggestion—based on the keywords in users’ search queries and their search history, we recommend related topics (such as books, historical figures, movies and games) that may be of interest to users in order to unleash their potential demands. With our machine learning and big data analytics technologies, we predict the queries that the users may need later on and display them in the dropdown list under the search box.

•

Recommended Keywords after Click—after a user clicks a search result, browses the relevant web page and returns to search result page, we provide recommended keywords that may be of interest to the user under the search result that the user has clicked on.

•

Instant Search—returns search results when a user is typing a search query to speed up the search process and save time, by leveraging on our innovative asynchronous pre-fetch technology and big data prediction capability.

•

Advanced Search—provides multi-vector recommendations, directory navigation, structured guidance and group-based search results filtering that are related to a particular keyword, enabling users easily and conveniently browse recommended search result web pages without jumping to another web page.

•	Snapshots—provides snapshots of web pages when the pages were indexed, allowing users to view web pages that cannot be opened quickly or easily.

•

Rich Content—provides users with live image/video feeds of the world, such as tourist destinations and street views, as well as encyclopedic background knowledge on search terms that together create more depth and breadth to our search results. We are constantly seeking to optimize the crawling, selection, and presentation of images, and encourage webmasters to provide rich content with high-quality images.

•	Layout Design—for users who do not sign in, we have introduced a very simplified home page, which upgraded the layout and interactive experience for our users.

•

Baidu Personalized Homepage—offers a customizable homepage providing signed-in users a personalized experience based on their historical search behavior. Users are presented with an intelligently recommended list of recent favorite websites or online services and can add their favorite websites and online applications on the personalized homepage.

•

Customized Experience for Different Hardware—provides customized search experience for devices such as iPads, PCs and wearable devices. For iPads, we have introduced voice, image and other multi-media search functions, as well as our iPad intelligent home page service. For our PC search app, we provide a wide range of personalized services, such as personal search, mini-apps and reminders. We have also introduced a search app for Android Wear, which allows users to launch the app through movement or voice and to conduct the search through voice command.

•	In-depth Answers—provides relevant and in-depth answers to search inquiries using our deep learning technology to locate, summarize and integrate relevant information from massive data.

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

Baidu News. Baidu News provides links to an extensive selection of local, national and international news and presents news stories in a searchable format, typically within minutes of their publication on the internet. Baidu News uses an automated process to display links to related headlines, which enables users to see many different viewpoints on the same story. Baidu News also intelligently recommends news items to users through push notifications based on user preferences and behavior patterns. Baidu News is typically updated every five minutes throughout the day. Users can also choose to have links of specific types of news articles, e.g., financial news, or news articles containing specific keywords delivered to their email accounts.

Baidu Web Directory. It enables users to browse and search through websites that have been organized into categories.

Hao123.com. We also operate Hao123.com, a popular Chinese website directory navigation site in China.

Qunar. Qunar is a leading internet and mobile travel platform in China. Powered by its proprietary technology and having a user base of hundreds of millions, it enables travelers to find and transact diverse deals in flight, hotel and vacation packages by processing highly fragmented travel products information from tens of thousands of travel service providers in China and globally.

Nuomi. We acquired a majority equity interest in Nuomi Holdings Inc., or Nuomi, previously a wholly owned subsidiary of Renren Inc., in October 2013, and acquired the remaining equity interest in Nuomi in February 2014. Nuomi.com, now a wholly owned subsidiary of us, offers group buying services and products to Nuomi users. Entertainment, dining, health and beauty services make up the majority of its social commerce deals. Nuomi users can access the service through nuomi.com, Nuomi’s mobile app and additional channels such as Baidu Maps and tuan.baidu.com.

Baidu Scholar. Baidu Scholar is a search platform of academic resources, providing quality search services to scholars and researchers by integrating internet-wide high caliber academic resources of multiple languages. Baidu Scholar is aimed at establishing a new pathway between users and academic sites, and creating an academic ecosystem of openness, equality and freedom.

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

UGC-based Knowledge Products

Baidu Knows. Baidu Knows provides users with a query-based searchable community to share knowledge and experiences. Through Baidu Knows, registered users can both post specific questions for other users to respond and respond to questions posted by others. Baidu Knows is accessible through both web page and mobile application. Any users of our Baidu.com website can also search, read and browse questions and answers by registered users of Baidu Knows. Baidu Knows has also invited experts in many fields such as medical care, maternal and child health, law and education to address users’ questions.

Baidu Encyclopedia. Baidu Encyclopedia is an evolving encyclopedia compiled by registered users. Registered users can share their knowledge by adding new terms and new content in Baidu Encyclopedia. Baidu Encyclopedia has experts in many fields, such as medical care and studio arts, among its registered users, which experts have contributed a rich collection of influential content. Any users of our Baidu.com website can also search, read and browse all terms and content contributed by registered users of Baidu Encyclopedia.

Baidu Homework. Tracing its inspiration to the vertical development of Baidu Knows, Baidu Homework is an innovative mobile application aimed at the online K12 education market. Through Baidu Homework, users may post questions or respond to questions posted by others using text or image inputs and can engage with other online users in real time. Baidu Homework is designed to rapidly search for and generate answers and step-by-step analysis of solutions to academic-related questions encountered by users. Baidu Homework also features online tutoring videos taught by thousands of experienced and reputable teachers nationwide.

Baidu WenKu. Baidu WenKu is an online document sharing platform, through which registered users of our Baidu.com website can search, browse or read, by categories, documents in various formats such as Microsoft WORD, PDF and Microsoft Excel. Baidu WenKu also allows registered users to upload documents to and download from this user-created documents database.

Baidu Review. Baidu Review is a platform facilitating interaction among users as well as between users and businesses, and aims at building a creditable ecosystem by providing references that could guide users in their decision making for daily activities through user-generated ratings, comments and other content.

Location-based Products and Services

Baidu Maps. Baidu Maps integrates map data from third-party suppliers and web information, providing users with services relating to locations, routes, and local merchants on their PCs and mobile devices in both offline and online modes. Baidu Maps for mobile devices (Baidu Mobile Maps) increasingly serves as a gateway for users to conduct local searches. In addition to Mainland China, Baidu Maps currently also covers Hong Kong, Macau and Taiwan, providing both offline and online modes of service in these regions. It has an open platform that integrates location-based services from third-party partners. According to Analysys International, Baidu Mobile Maps has approximately 71% market share in terms of number of daily active users in December 2014.

•

Local Life Service. Through Baidu Maps, users can access in-depth information of local merchants and can also review services provided by local business owners. Through Baidu Mobile Maps, users can also locate their current position and search for points of interests and services near their current location or designated location. These points of interests and services include restaurants, hotels, movie theaters, KTVs, gas stations, scenic spots, banks, bars, as well as food delivery, coupons and group buy deals offered and displayed by local merchants. Users can access local merchants’ telephone numbers, addresses, directions, reviews and comments, coupons and latest group buy offers. Users can make online reservation at a restaurant or cinema or arrange for a taxi or limousine pickup through Baidu Maps.

•

Intelligent Direction Navigation Service. Users can enjoy comprehensive intelligent direction navigation service, including suggested routes for driving, public transportation and walking, voice navigation, real-time traffic status and real-time public transportation status.

Baidu Navigation. Baidu Navigation is a professional navigation application that can be used in both offline and online modes. It can support both Android and iOS systems. Baidu Navigation provides users with destination searching, positioning, route planning and navigation service, all based on real-time traffic situations. Baidu Navigation also supports site searching and navigation launching through voice commands and is compatible with a wide variety of automobile-connected hardware devices.

Baidu Travel. As a leading online database of tourist destinations in China, Baidu Travel provides comprehensive travel information and solutions to our users. Prior to the journey, users can access destination-related information on domestic and international tourist attractions, as well as conveniently book flights and hotels through Baidu Travel. When travelling, users can access real-time information using the location-based services and live broadcasting functions on the Baidu Travel mobile application. After the trip, users can share their travel tips and interact with other users through Baidu Travel. Leveraging our big data analytics capabilities, Baidu Travel has introduced the one-click trip planning function through which we intelligently provide trip planning recommendations to users. Baidu Travel also recently debuted its customized trip planner service for users.

Baidu Delivery. Baidu Delivery enables users to order food online from restaurants at their selected locations. Users can locate restaurants on either PCs or mobile devices. When accessing from mobile devices, users can search for restaurants close to their current location.

Entertainment Products

IQiyi and PPS. IQiyi is an online video platform with a content library that includes copyrighted movies, television series, cartoons, variety shows and other programs. The programs are provided by content providers under licensing arrangements. Apart from sourcing copyrighted contents, iQiyi also produces a variety of original content. In addition, iQiyi provides online community services to facilitate user communication and interaction. Users can also search and watch iQiyi.com videos on their mobile devices free of charge. In May 2013, we acquired the online video business of PPStream Inc. and have merged it with iQiyi. PPS has since then operated as sub-brand of iQiyi. The combined entity is among the leading online video platforms in China.

Baidu Music. Baidu Music is a digital music service that gives users access to millions of songs. We have partnered with many content providers, including well-known international labels such as Universal Music and EMI Music, to make licensed music available for streaming and downloading for users in geographic locations within the license scope. Baidu Music’s front page mainly provides the latest releases, hot charts and editor’s compilation, and also contains a search box whereby users can search for music by term queries. Registered members can store their music in a cloud-based “digital music space” and synchronize their personal playlist across multiple devices. Baidu Music can also be played on iPhone and Android-powered mobile phones.

Baidu Media Player. Baidu Media Player is an audio and video player using the streaming media technology. Baidu Media Player enables users to play multimedia files of various popular formats online and offline.

Baidu Games. Baidu Games is a channel where registered users can play web games provided by our online game operator partners. In addition, we also offer a web games portal, providing game players with updated web game-related information such as new releases, walk-throughs and reviews. Baidu mobile games platform collaborates with Chinese and international licensed content providers in providing a diverse array of licensed and healthy games to users, hosting dedicated mobile channels and up-to-date licensed games, and has attracted a large community of mobile game players.

Security Products

Baidu Mobile Guardian. Baidu Mobile Guardian is a powerful phone security software, using mobile anti-virus technology. It can provide users with free system optimization, mobile handset accelerator, virus sweeper, data privacy, free system optimization, harassing phone intercept, secure payment and other features. Baidu Mobile Guardian has been continuously ranked No. 1 since May 2014 by AV-Test, which is an international authoritative testing organization.

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

Mobile Related Products and Services

Baidu Mobile Search. Baidu Mobile Search enables users to access our search and community-based products and services such as Baidu News, Baidu Post Bar, Baidu Knows and Baidu Map Search using mobile devices, including WAP-enabled mobile phones. Baidu Mobile Search supports text, voice and image search to better serve users of mobile devices. By minimizing graphics and interactive contents, Baidu Mobile Search offers a user friendly and productive mobile internet search experience. We have solidified our leading position in mobile search market through our efforts to improve our offering and strengthen channel distribution.

Baidu Connect. We launched Baidu Connect in September 2014. Building upon Light Apps, Baidu Connect is a powerful tool for merchants that can bring in leads from other Baidu products such as search and maps. It is built with functionality that enables high conversion and offers merchants a powerful CRM system. We provide easy to set up templates tailored for specific industries. The Baidu Connect account helps merchants reach new customers and maintain engagement with existing ones. Baidu Connect enables both pull and push marketing: Pull marketing is achieved through search function, either by a general search or by adding the @ symbol before the real name of a service business and landing directly on the Baidu Connect page. Push marketing is achieved through the “Discover” button in Mobile Baidu or the “Nearby” button in Baidu Maps. Once a user has decided to follow a business or make a purchase, the merchant can roadcast to the user, individually or in groups. Baidu Connect features an industry-tailored, user friendly, click-to-action interface. Baidu Connect is still in its early phases of development, and we intend to broaden its rollout to create tangible, positive value for a larger set of merchants.

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

Baidu Mobile Browser. We offer this web browser for mobile phones based on Windows, Android and iOS.

Baidu Yun. Baidu Yun, our personal cloud computing service, allows users to upload documents, images, audios and videos to its cloud servers, stores the uploaded data with security control and provides real-time back-ups, and making the data accessible across different terminals including tablets, smartphones and desktops. Users can also share their data through Baidu Yun.

Baidu PhotoWonder. Baidu PhotoWonder is an application for users of smartphones powered by iOS and Android to take and enhance photos and share them among some social networking sites. Baidu PhotoWonder has a celebrity face match functionality that uses facial recognition and search technology and allows users to find celebrities who look similar to the users.

Other Baidu Mobile Applications. We offer several other mobile applications which provide functions similar to those provided by non-mobile devices such as Baidu Travel, Baidu Encyclopedia, Baidu WenKu, Baidu Album and Baidu News. These applications are tailored for mobile device users and also offer some particular functions.

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

•	Baidu Website Monitoring—This is a cloud technology based service monitoring website security and loading speed in real time.

LBS Open Platform. Location based services (LBS) open platform provides Web, Android or iOS-powered third-party application developers with free services, including location, maps, data on local merchants, cloud storage, cloud computing of LBS data, as well as positioning and tracing services. Based on these basic services, developers can develop their own LBS applications. We also provide automobile manufacturers, telematics service providers (TSPs), automobile terminal hardware manufacturers, and hardware related software developers with automobile networking API in order to facilitate the developments of automobile terminal applications, including location search, driving routes search, latitude and longitude search by addresses, sending routes information on the web to mobile phones and inquires about transportation events at current city.

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

Baidu Open Platform. Baidu Open Platform is a platform providing one-stop online services to users by intelligently identifying users’ demands before providing optimized treatments and responses. It is also designed to increase coverage of Baidu products and services. Baidu Open Platform, accessible through open.baidu.com, has many other specialized accesses such as mobileapp.baidu.com. Content providers can submit their contents to Baidu Open Platform. These contents are presented on Baidu’s search result pages directly and at accesses such as open.baidu.com by categories.

Baidu Statistics. Baidu Statistics is a platform that helps our online marketing customers to evaluate the efficacy of our online marketing solutions by providing various data and analyses that could be used to monitor ROI. Baidu Union members and other website owners can also benefit from Baidu Statistics in web analytics and user experience optimization. Baidu Statistics can be used for mobile applications based on iOS and Android, allowing application developers to monitor the performance of applications on a real-time basis.

Baidu Cloud Acceleration. Baidu Cloud Acceleration is a one-stop management platform that offers acceleration, security protection and search engine optimization services to websites. Baidu Cloud Acceleration can significantly increase the speed for webpage visits through acceleration, buffering and webpage optimization. Baidu Cloud Acceleration features a distributed network system that intelligently recognizes and blocks hacking activities, protecting websites that have connected to the cloud acceleration network and enabling regular visitors and search engines unfettered access to source websites.

Other Products and Services

Baidu Wallet. Baidu Wallet, formerly branded as BaiduPay, provides online and mobile payment services. We strive to build Baidu Wallet into a comprehensive platform for consumption, connecting the broad portfolio of Baidu products and merchants on our platform with our users, as well as offering a suite of payment services that include, for example, online transfer, bill payment, account refills and group social network payment collection services. Baidu Wallet has introduced innovative functions such as payment via images and facial scans. Baidu Wallet is a key service which enables our users to go from query to service fulfillment to payment in one seamless, closed loop transaction.

Baidu Wealth Management. Baidu offers -wealth management products managed by third-party funds and other companies to our users. After registering on the Baidu Wealth Management platform, users can invest in wealth management products provided by third-party funds and other companies. Baidu Wealth Management provides account services to help users manage their wealth. Baidu Wealth Management has introduced the Baifa 100 Index, a pioneering internet finance index in China developed based on big data capabilities.

Baidu Data Research Center. Baidu Data Research Center is an online platform that delivers industry and market insights into both internet and traditional non-internet sectors to business researchers, decision-makers and others in the form of regularly published industry-specific reports and data products through various channels. Our research reports and data products are generated by mining and analyzing data from diverse sources in depth, which fully utilizes Baidu’s core data technologies. Users may browse and download the reports and products once they have registered with Baidu Data Research Center.

Baidu Translate. Baidu Translate is a free online translation service that supports instant translation of texts and web pages in ten different languages, including Chinese, English, Japanese, Korean, Russian, French, Spanish, Thai, Arabic, Portuguese, Deutsch and Italian. Baidu Translate has made a breakthrough by offering localized translation service among Mandarin and Cantonese, modern Chinese and classical Chinese. Baidu Translate supports functions such as dictionary, search and translation services in one interface, and provides free open translation API for developers’ convenience. Its mobile app enables offline and online, voice activated translation, optical character recognition and image recognition. Baidu Translate also helps users who travel overseas with a menu translation function.

Baidu Reading. Baidu Reading is an e-book platform. Baidu Reading has partnered with copyright owners and offers licensed digital books covering as social science, technology, education and many other fields. Baidu Reading is accessible from PCs and mobile devices, and allows paid online reading and download.

Baidu Browser. Baidu Browser is a PC internet browser. Baidu Browser has a landing page with links to select popular websites. Users can also search for their favorite websites and customize their Baidu Browser landing pages.

Baidu Chuanke. Baidu Chuanke is an emerging online education platform which allows registered users to enroll in online courses, purchase videos of lectures on various topics and interact with lecturers. Baidu Chuanke can also provide a host of one-stop services such as teaching management, content exchange, faculty and student administration and data analytics services to educational institutions. Users can access Baidu Chuanke through PCs, mobile devices and TVs.

Major Products and Services by Associated or Cooperative Websites

Baidu Leju. Baidu Leju is a real estate information search platform jointly developed by Baidu and Leju Holdings Limited, or Leju. Baidu Leju is designed to provide Chinese internet users with comprehensive, timely information relating to the real estate markets throughout China. Leju has the exclusive right to build and operate Baidu’s web channels related to real estate and home furnishing.

International Products and Services

We offer search services, PC client-end products including BAV and PC Faster, mobile Android apps Du Battery Saver and Du Speed Booster, an input method editor for PC and mobile users, as well as a directory navigation product, Hao123, and Baidu Browser (for both PC and mobile) in select countries and regions.

Products and Services for Customers

We focus on providing customers with cost-effective and targeted marketing solutions. We generate almost all of our revenues from online marketing services, including online marketing services based on search queries, contextuals, audience attributes, media and placement attributes and online marketing services of other forms. Our online marketing services generally comprise text links, images, multimedia files and interactive forms.

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

We customize search results by vertical industries through commercial Knowledge graph. The commercial Knowledge graph enhances the presentation of our customers’ commercial promotions, and allows users to purchase or acquire the products or services offered by our customers in the search results. The search results of commercial Knowledge graph consist of a special aggregated type of promotion called “Card” in the search results page, and a corresponding landing page that aggregates customers’ promotions and information. In order to meet users’ demand for different industries, we are developing commercial Knowledge graph that target an array of different verticals, including medical care, education, online gaming, finance, and various service industries.

Phoenix Nest, one of our current online marketing systems, is designed to improve relevance in paid search and increase value for customers, thus driving monetization efficiency. Compared to our previous auction-based online marketing system, Phoenix Nest adopts enhanced algorithms that generate more relevant online marketing and provides customers with additional tools and information to help them better manage their spending and achieve higher ROI. We have made enhancements continually to our Phoenix Nest platform. We have opened online marketing on mobile search to all customers to allow them to promote their products and services. Besides text descriptions, customers can also promote their applications on mobile search. In order to help customers achieve better ROI from mobile search campaigns, we provide a series of special management tools in Phoenix Nest, including WAP site building tool for enhanced user experience, online chatting tool for better user engagement, mobile statistics analysis tool for enhanced conversion tracking, and performance reporting for managing campaign effectiveness. Meanwhile, we provide optimization packages in Phoenix Nest to help customers enhance the marketing performance more easily. Moreover, we have launched Phoenix Nest App (Android and iOS) allowing customers to manage their online marketing anywhere and anytime. We provide tools and features, such as Phone Calls, App Downloads, Site-Links on Mobile, Brand-Link on Mobile, allowing customers to manage and optimize mobile marketing and understand the mobile opportunity properly. We have also upgraded the effectiveness and usability of our site building tools such as SiteApp, and provided a series of ancillary tools, so as to improve the number and quality of the sites built by our customers.

In 2014, we further upgraded Phoenix Nest by introducing a suite of new functionalities and services. To enhance the effectiveness and relevancy of our marketing service, we fine-tuned the precision of advertising delivery from provincial level to municipal level, allowing SME customers to accurately select the cities within a particular province for advertising delivery. To increase the return and efficiency of marketing spending for customers, we have launched new dynamic marketing solution offering diversified content and format. Leveraging on our ability to precisely recognize the search intention of users and matching the intention with the website content of the customers, our dynamic marketing solution present marketing content in varying formats that we consider would best cater to the needs of users. Furthermore, we can also intelligently present certain value-added content based on the marketing purposes, such as image-centric advertisements which enhance the visual impact and uniqueness of the promotional materials, as well as user reviews and new promotions. Leveraging on our big data capabilities, Phoenix Nest helps merchants locate potential customers more precisely and improve the marketing effectiveness towards the potential customers.

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

Aladdin. Aladdin is a form of commercialization of our Baidu data open platform. Based on our analysis of user search needs, we collaborate with vertical websites, who supply us with high quality and structured data for our inclusion in the search results to our users, and in return receive high-quality user traffic generated by us. We generate revenues from Aladdin service typically based on the duration of contract, while some customers pay us based on the number of clicks on our customers’ links that we help to generate.

Online Marketing Services Based on Contextuals

Online marketing services based on contextuals refer to our Network Marketing services and native advertising services.

Network Marketing. Using our ProTheme contextual promotion technology, we offer Network Marketing, a service that enables our customers’ promotional links to be displayed on both Baidu’s properties and Baidu Union members’ properties where the customers’ links are relevant to the subject and content of such web pages. The properties consist of PC web pages, mobile WAP web pages and mobile applications. We generate revenues from our Network Marketing service based on the number of clicks on our customers’ links and share the revenues with our Baidu Union members for displaying our customers’ promotional links on Baidu Union members’ properties in accordance with pre-agreed terms.

Native Ads. We allow native ads to be placed in our vertical search products. For example, advertisers can provide corporate information and news as well as expert answers to users’ inquiries in our knowledge-based vertical search products such as Baidu Knows, Baidu Encyclopedia and Baidu News, and place rich media ads in our multimedia vertical search products.

ImagePlus. ImagePlus is the newest monetization model based on our advanced image recognition and advertisement matching technologies, which offer relevant business information to specific image traffic. ImagePlus has been deployed on Baidu’s image search and Baidu Union network. We generate revenues from these services typically based on the number of clicks on our customers’ links and share the revenues with our Baidu Union members.

Online Marketing Services based on Audience Attributes

Online marketing services based on audience attributes allow our customers to match their promotional links or advertisements to their target audience. Customers can define and manage their target audience using a combination of individual audience attributes selected from a portfolio of pre-defined audience attributes, which cover online consumers’ intent, needs and wants, demographics, location, interest, lifestyle, preferences and others. Our online marketing services are accessible through PCs and smartphones. We generate revenue from these services typically based on the number of clicks on our customers’ links and share the revenues with our Baidu Union members for displaying our customers’ promotional links on Baidu Union members’ properties in accordance with pre-agreed terms. Some customers pay us on a cost per thousand impressions basis for the links on Baidu Union members’ properties.

Online Marketing Services based on Media and Placement Attributes

Online marketing services based on media and placement attributes enable our customers to display links on Baidu’s properties or Baidu Union members’ properties according to the value and attributes of media and placements. We have extended our display ads network to WAP web page and mobile applications, helping mobile website masters and mobile application developers monetize their mobile contents and applications in innovative ways, such as click-to-call, location based services and application distributions. Customers typically pay us based on the duration of the placement, and some customers pay us on a cost-per-thousand-impressions or on a cost-per-action basis.

Online Marketing Services of Other Forms

We offer other forms of online marketing services, including directing traffic to a customer’s content to allow more exposure of the content to users, and to enable users to purchase and use the content through non-mobile devices. Users could also access some of the content through mobile devices, such as 91 Wireless’ mobile game and application distribution platforms. In addition, we also provide group buying services through nuomi.com.

Value-added Consultative Services Provided for Customers

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

Our initial public offering in 2005 and subsequent positive media coverage have significantly enhanced our brand recognition. We have also implemented a number of marketing initiatives designed to promote our brand awareness among potential users, customers and Baidu Union members. In addition to our brand positioning in the market, we have also initiated a series of marketing activities to promote our products, especially those in relation to mobile applications, among existing and potential users and customers. In 2014, we hosted an auction for the sale of Baidu display advertising resources in order to further raise the popularity of our media platform. In our 2014 “Baidu World” event, we shared with our customers our new concepts in technology-based marketing and case studies of innovative sales events based on our media platform in the mobile internet age. Furthermore, we published the manual on digital brand management that we co-authored with McKinsey during our 2014 “Baidu Moments Marketing Ceremony,” which was aimed at helping brands to better market in the mobile internet era.

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

China-based Internet Companies. Chinese internet companies such as Sohu and Tencent offer a broad range of online services, including search service. Tencent has merged its search engine “SOSO” related business with Sohu’s search engine “Sogou” as part of Tencent’s investment in Sogou in 2013. These companies have widely recognized brand names in China and significant financial resources. We compete with these portals primarily for user traffic, display advertisement and online marketing. We also compete with B2B service providers such as Alibaba, which also offers search services on its websites. In addition, Qihoo 360, a company operating an internet platform and primarily providing security products, launched its search services in 2012 and competes with us on internet search.

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

We have three labs under the umbrella of Baidu Research, the Silicon Valley Artificial Intelligence (AI) Lab, the Beijing Deep Learning Lab and the Beijing Big Data Lab. We recently opened the Silicon Valley AI Lab in May 2014, enhancing our research and development capabilities in Silicon Valley. We established the Baidu Institute of Deep Learning, currently known as the Beijing Deep Learning Lab, in January 2013. Deep learning is an emerging computer science field that seeks to mimic the human brain with hardware and software. It has helped us develop cutting-edge speech and image recognition technologies, enhance the search experience we provide to users and improve our ad targeting technology and monetization capability.

Web Search Technology

Our web search is powered by a set of advanced technologies including, among others, the following:

Link Analysis. Link analysis is a technique that determines the importance of a web page by evaluating the combination of the anchor texts and the number of web pages linked to that web page. We treat a link from web page A to web page B as a “vote” by page A in favor of page B. The subject of the “vote” is described in the anchor texts of that link. The more “votes” a web page gets, the higher the importance.

Ranking. We compare search queries with the content of web pages to help determine relevance. We have significantly improved the relevancy and freshness of ranking using our machine learning modules to analyze the rich internet and user interaction data and prioritize the search results. For example, our technology determines the proximity of individual search terms to each other on a given web page, and prioritizes results where the search terms are near each other. Other aspects of a page’s content are also considered. We have innovatively applied our machine learning technology to better understand the semantics beyond simple text of the keywords inputted by our users, allowing us to provide more relevant search results to users.

Information Extraction. We extract information from a web page using high performance algorithms and information extraction techniques. Our techniques enable us to understand web page content, delete extraneous data, build link structures, identify duplicate and junk pages and decide whether to include or exclude a web page based on its quality. Our techniques can process millions of web pages quickly. In addition, our anti-spam algorithms and tools can identify and respond to spam web pages quickly and effectively.

Web Crawling. Our powerful computer clusters and intelligent scheduling algorithms allow us to crawl web pages efficiently. We can easily scale up our system to collect an ever-growing number of Chinese web pages. Our spider technology enables us to refresh web indices at intervals ranging from every few minutes to every few weeks. We set the index refresh frequency based on our knowledge of internet search users’ needs and the nature of the information. For example, our news index is typically updated every five minutes, and can be as frequent as every minute, throughout the day given the importance of timely information for news. We also mine multimedia and other forms of files from web page repositories.

Knowledge Graph. Our knowledge graph aggregates the contents from multiple sources and classifies them into billions of different knowledge entities, where each knowledge entity is of well-defined structure, consisting of various attributes and operations. We have also developed applied computing technology based on our knowledge graph that has generated rich new knowledge based on existing knowledge data to meet the demands of users. Our knowledge graph provides a powerful link between knowledge entities and online services in a wide range of areas.

Natural Language Processing. We analyze and understand user queries and web pages by using various natural language processing techniques, including, among others, word segmentation, named entity recognition, syntax and semantic analysis, paraphrasing and language dependent encoding, all of which enhance the accuracy of our search results. For Q&A type searches, we provide relevant and in-depth answers to search inquiries using our deep learning technology to locate, summarize and integrate relevant information from massive data.

Multimedia Technologies. We work on developing intelligent algorithms and systems to better understand human spoken languages, identify audio contents, and recognize the meaning of images and videos. These technologies will enable users to access information in a most natural way, and help our search engine better organize the vast amount of multimedia contents on the web. For example, our speech recognition technology has been applied to our mobile search on smartphones, and our face recognition technology has been applied to generate relevant photos when a person is searched. We have also launched similar image search engine, which can recognize the object and scene in the image that users want to search for and return an image that contains the most similar object and scene.

Mobile Search Technology. For our users, our mobile search technology enables superior user experiences by providing relevant and accurate mobile search results and flexible mobile search input methods. For our customers, we provide free tools to optimize landing pages for mobile devices, by analyzing the content and features and automatically converting to the layouts suitable for mobile devices. The technology also allows users to view the pages in an efficient way, with less time and less traffic consumed. We offer an integrated bidding systems to streamline the bidding experience on both PC and mobile channels. We also provide a series of mobile specific management and analytic tools to help our customers improve return on investments (ROI).

Our Project Aladdin, an ongoing research and development project, aims at discovering useful information of the “Hidden Web,” which usually refers to the invisible database of the numerous websites and the part of the internet that traditional search engine technology may not be able to index. The resulted Aladdin platform enriches our search index and hence provides richer search results to our users. In 2012, we made a major upgrade to the Aladdin platform, which not only provides a better and faster way to integrate new “hidden web” information into our search index, but also revolutionizes the search result presentation of the left side of the search result page. Furthermore, the upgraded platform integrates our knowledge graph to render highly relevant “knowledge panel” at the right side of the search result page to encourage users to acquire more knowledge or take actions directly within the page. Aladdin has become Baidu Open Platform. With Aladdin, mobile application developers do not have to construct and manage websites, and can therefore focus on improving their mobile applications. Aladdin can help incubate websites without web pages.

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

Large-Scale Systems and Technologies

Large Size Cluster Management. In order to provide highly efficient and stable search services, we have developed an automated management platform for large size clusters. The platform enables us to intelligently manage and allocate resources and automatically debug and relocate services, thereby allowing tens of thousands of different source requests on the Baidu search engine and other non-search business to function stably across multiple internet data centers and thousands of servers.

Storage. We have developed an efficient, distributed and structured storage system to support our search services. Our storage system supports PB-level holistic, sequential data storage, and ten thousand times of real-time processing per second per device. Our storage system also has dynamic data attribute addition and subtraction function and historical data management capability.

Distributed Computing System. We have developed our proxy computing system, a comprehensive set of ultra-large scale distributed computer system, to increase the utility rate of idle resources, providing a strong base support for our core operations. Our proxy computing system has realized various distributed computing software stacks, such as resource isolation, resource distribution, computing modeling and application framework, and supports commonly used computing modules such as MapReduce, Spark, Stream and WebService.

Indexing Technology. Our indexing technology supports billions of daily search requests on over tens of thousands of servers located across multiple internet data centers of different network operators. Through our indexing technology, we have been able to index over one hundred billion of web pages without utilizing additional resources and have improved the freshness of indexed information.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We have 243 issued patents in China and intend to apply for more patents to protect our core technologies. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. “ ”, our company’s name “Baidu” in Chinese, has been recognized as a well-known trademark in China by the Trademark Office under the State Administration for Industry and Commerce. In addition to owning the trademarks and the related logos, we have applied for registration of the trademark “ ” and the related logo. We also have registered certain trademarks in Hong Kong, including “ ” and our company logo, in the United States, including “ ” and “Baidu,” in Singapore and Indonesia, including our company logo. In addition, we have registered our domain name Baidu.com, hao123.com and baifubao.com with MarkMonitor.com, Baidu.jp with humeia.co.jp and Baidu.cn, Baidu.com.cn, and certain other websites with China National Network Information Center, or CNNIC.

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

Regulations on Value-Added Telecommunications Services and Internet Content Services

Internet content services. The Telecommunications Regulations promulgated by the PRC State Council in September 2000 categorize all telecommunication businesses in the PRC as either basic or value-added. Internet content services, or ICP services, are classified as value-added telecommunication businesses. Pursuant to the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts. The Administrative Measures on Internet Information Services, also promulgated by the PRC State Council in September 2000, require companies engaged in the provision of commercial internet content services to obtain an ICP license from the relevant government authorities before providing any commercial internet content services within the PRC. “Commercial internet content services” generally refer to provision of information, web page production and other services through internet for a fee. We do not believe our P4P services are categorized as part of internet content services that require an ICP license under these regulations. Although our PRC subsidiary Baidu Online conducts the P4P business by, among other things, designing P4P keywords, interacting with potential P4P customers and engaging in sales activities with our customers, P4P search results are displayed on the websites operated by Baidu Netcom, including baidu.com. Baidu Netcom, as the owner of our domain name baidu.com and holder of the necessary licenses and approvals, such as an ICP license, operates the website to display P4P search results and other marketing content.

The Administrative Measures for Telecommunication Business Operating License, promulgated by the MIIT with latest amendments becoming effective in April 2009, set forth the types of licenses required for value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, a value-added telecommunications service operator providing commercial value-added services in multiple provinces is required to obtain an inter-regional license, whereas a value-added telecommunications service operator providing the same services in one province is required to obtain a local license.

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

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the PRC State Council with latest amendments becoming effective in September 2008, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. In order to acquire any equity interest in a value-added telecommunication business in China, a foreign investor must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce (or the Ministry of Commerce’s authorized local counterparts), which retain considerable discretion in granting approvals. According to publicly available information, the PRC government has issued telecommunication business operating licenses to only a limited number of foreign-invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. We believe that it would be impracticable for us to acquire any equity interest in our consolidated affiliated entities without diverting management attention and resources. Moreover, we believe that our contractual arrangements with these entities and the individual nominee shareholders provide us with sufficient and effective control over these entities. Accordingly, we currently do not plan to acquire any equity interest in any of these entities.

An Notice on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. Pursuant to this notice, either the holder of a Value-Added Telecommunication Business Operating License or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunications services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain the facilities in the regions covered by its license. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their Value-Added Telecommunication Business Operating Licenses.

Due to the restrictions under these PRC regulations, we operate our websites mainly through Baidu Netcom and Beijing Perusal, and operate an online payment platform through BaiduPay. Baidu Netcom, Beijing Perusal and BaiduPay are our PRC consolidated affiliated entities, and are considered domestic PRC entities under PRC law given that the nominee shareholders are PRC citizens or PRC entities. Each of Baidu Netcom, Beijing Perusal, BaiduPay and some of our other PRC consolidated affiliated entities holds a Value-Added Telecommunication Business Operating License. In compliance with the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services, Baidu Netcom, Beijing Perusal and BaiduPay, our consolidated affiliated entities, own the necessary domain names and trademarks, including pending trademark applications and have the necessary personnel and facilities to operate our websites. It remains unclear whether the provision of online payment services by BaiduPay will require BaiduPay to apply for a Value-Added Telecommunication Business Operating License for “online data processing and transaction processing businesses” as provided in the Catalog of Telecommunication Businesses promulgated by the MIIT, although in practice many companies conducting such business do not apply for such license.

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

Baidu Netcom obtained the Qualification Certificate for Internet Drug Information Services, which permits it to publish drug-related information on its website, in November 2007, and had the certificate renewed in September 2012. We have several other entities in our group that have obtained the Qualification Certificate for Internet Drug Information Services.

Regulations on Internet Culture Activities

The amended Internet Culture Administration Measures, promulgated by the Ministry of Culture and becoming effective in April 2011, require ICP operators engaging in “internet culture activities” to obtain a permit from the Ministry of Culture. The “internet culture activities” include, among other things, online dissemination of internet cultural products (such as audio-video products, games, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, distribution and broadcasting of internet cultural products. Imported internet cultural products are subject to content review by the Ministry of Culture before they are disseminated online, while domestic internet cultural products must be filed with the local branch of the Ministry of Culture within 30 days following the online dissemination. Baidu Netcom was granted an Internet Culture Business Permit in April 2007, which was renewed again in November 2013. Beijing Perusal and some other entities in our group were also granted an Internet Culture Business Permit.

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

Regulations on Internet Publishing

The Interim Provisions for the Administration of Internet Publishing, jointly issued by the GAPP and the MIIT and becoming effective in August 2002, require entities that engage in internet publishing to obtain approval from the GAPP. Pursuant to the provisions, “internet publishing” refers to the act of online spreading of articles, whereby the internet information service providers select, edit and process works created by themselves or others and subsequently post such works on the internet or transmit such works to the users’ end through internet for the public to browse, read, use or download. Beijing Perusal and another entity in our group have obtained the Internet Publication Licenses. Baidu Netcom is in the process of applying for the Internet Publication License.

Regulation on Broadcasting Audio/Video Programs through the Internet

In July 2004, the SARFT promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the Audio/Video Broadcasting Rules. The Audio/Video Broadcasting Rules apply to the opening, broadcasting, integration, transmission or download of audio/video programs through internet and other information networks. Anyone who wishes to engage in internet broadcasting activities must first obtain an Online Audio/Video Program Transmission License, with a term of two years, issued by the SARFT and operate in accordance with the scope as stipulated in such license. Foreign-invested enterprises are not allowed to engage in the above-mentioned business activities.

The Rules for the Administration of Internet Audio and Video Program Services, commonly known as Document 56, jointly promulgated by the SARFT and the MIIT in December 2007, reiterate the requirement set forth in the Audio/Video Broadcasting Rules that online audio/video service provider must obtain a license from the SARFT. Furthermore, Document 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to some official answers to press inquiries published on the SARFT’s website in February 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that the providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Document 56 was issued. Baidu Netcom has renewed its Online Audio/Video Program Transmission License, which remains valid till July 2015, iQiyi has an Online Audio/Video Program Transmission License valid till October 2015, and another entity in our group has recently renewed its Online Audio/Video Program Transmission License, which remains valid till March 2017.

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

Regulations on Online Games

Pursuant to the Interim Provisions for the Administration of Internet Publishing, the online games services provided on our websites by our online game operator partners may be deemed as a type of “internet publication” provided by us, and we may be required to obtain an Internet Publication License from the GAPP. Beijing Perusal and another entity in our group have obtained the Internet Publication Licenses. Baidu Netcom is in the process of applying for the Internet Publication License. The required approval by the GAPP of each online game provided on our websites is handled by our online game operator partners.

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

In September 2009, the GAPP (currently known as the SAPPRFT) together with several other government agencies issued a Circular 13, which explicitly prohibits foreign investors from participating in online game operating businesses through wholly-owned enterprises, equity joint ventures or cooperative joint ventures in China. The Circular 13 expressly prohibits foreign investors from gaining control over or participating in PRC operating companies’ online game operations through indirect means, such as establishing joint venture companies, entering into contractual arrangements with or providing technical support to the operating companies, or through a disguised form, such as incorporating user registration, user account management or payment through game cards into online game platforms that are ultimately controlled or owned by foreign investors. We offer online games provided by our game operator partners on our websites owned and operated by our consolidated affiliated entities. We have also acquired 91 Wireless, which operates two leading smartphone application distribution platforms in China as well as a mobile game platform through its consolidated affiliated entities. If our contractual arrangements were deemed to be “indirect means” or “disguised form” under the Circular 13, our relevant contractual arrangements may be challenged by the SAPPRFT or other governmental authorities. If we were found to be in violation of the Circular 13 to operate our mobile game platform, the SAPPRFT, in conjunction with relevant regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases, suspending and revoking the relevant licenses and registrations.

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

Trademark. The PRC Trademark Law and its implementation rules protect registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. “ ” is recognized as a well-known trademark in China by the Trademark Office under the State Administration for Industry and Commerce. In addition to owning the trademarks and “ ” and the related logos, we have applied for registration of the trademark “ ” and the related logo.

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

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued in October 2005, and a series of implementation rules and guidance, including the circular relating to operating procedures that came into effect in July 2011, PRC residents, including PRC resident natural persons or PRC companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014, which replaced the SAFE Circular No. 75. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE No. Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. We have notified holders of ordinary shares of our company whom we know are PRC residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which will become effective on June 1, 2015. After SAFE Notice 13 becomes effective, entities and individuals will be required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, will directly examine the applications and conduct the registration. We are aware that Mr. Robin Yanhong Li, our chairman, chief executive officer and principal shareholder, who is a PRC resident, has registered with the relevant local SAFE branch, and is in the process of updating such registration to comply with requirements under the new SAFE Circular No. 37. We, however, cannot provide any assurances that all of our shareholders who are PRC residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company.

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

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

*

The diagram above omits the names of subsidiaries and consolidated affiliated entities that are insignificant individually and in the aggregate. Baidu HR Consulting (Shanghai) Co., Ltd., a consolidated affiliated entity, has ceased operations and has been liquidated and dissolved.

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

We do not have any equity interest in our consolidated affiliated entities. However, as a result of contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. If our consolidated affiliated entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our consolidated affiliated entities. Further, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our consolidated affiliated entities in our financial statements. In 2012, 2013 and 2014, we derived approximately 29%, 28% and 27% of our total revenues, respectively, from our consolidated affiliated entities through contractual arrangements. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

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

The amount of service fees Baidu Netcom paid to Baidu Online was 88% and 89% of its net income before income taxes and the service fees were charged for 2012 and 2013, respectively. After paying service fees to Baidu Online, net income of Baidu Netcom is insignificant because substantially all of its operating profits have been paid as service fees to Baidu Online. In 2014, Baidu Netcom only paid an insignificant amount of service fees to Baidu Online due to its loss position. The amount of service fees Beijing Perusal paid to Baidu Online was over 100% of its net income before income taxes and the service fees were charged for 2012. In 2013 and 2014, Beijing Perusal did not pay any service fees to Baidu Online due to its loss position. BaiduPay has not paid any service fees to Baidu Online due to its break-even or loss position since its inception.

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

License Agreements

Baidu Online and Baidu Netcom have entered into a software license agreement and a web layout copyright license agreement. Pursuant to these license agreements, Baidu Online has granted to Baidu Netcom the right to use, including but not limited to, a software license and a web layout copyright license. Baidu Netcom may only use the licenses in its own business operations. Baidu Online has the right to adjust the service fees at its sole discretion. The software license agreement and web layout copyright license agreement have been renewed and are in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

The web layout copyright license agreements that Baidu Online has entered into with each of Beijing Perusal and BaiduPay contain the same terms as the one between Baidu Online and Baidu Netcom described above. Each of the agreements is in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

Baidu Online had also entered into a domain name license agreement and a trademark license agreement with each of Baidu Netcom, Beijing Perusal and BaiduPay previously. After the transfers of the relevant domain names and trademarks (including pending trademark applications) from Baidu Online to Baidu Netcom, Beijing Perusal or BaiduPay, the domain name license agreements and trademark license agreements were terminated. As of December 31, 2014, no domain license agreement and trademark license agreement were outstanding between Baidu Online and each of Baidu Netcom, Beijing Perusal and BaiduPay.

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

Loan Agreements

Pursuant to loan agreements between Baidu Online and the nominee shareholders of Baidu Netcom, Baidu Online provided interest-free loans with an aggregate amount of RMB100.0 million (US$16.1 million) to the nominee shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with the proceeds from sale of the nominee shareholders’ equity interest in Baidu Netcom to Baidu Online or its designated person. The term of each loan is ten years from the date of the agreement and can be extended with the written consent of both parties before expiration. With some of the loan agreements amended and renewed, the earliest will expire on February 9, 2016.

The loan agreements between Baidu Online and the nominee shareholders of Beijing Perusal and BaiduPay contain the same terms as those described above, except that the amount of loans extended to the nominee shareholders is RMB1.0 billion (US$164.4 million) and RMB31.5 million (US$5.1 million), respectively. The term of the loans will expire on January 19, 2025 and September 15, 2024, respectively, and can be extended with the written consent of both parties before expiration.

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

The equity pledges of Baidu Netcom and BaiduPay described above have been perfected by registration with the relevant local administration for industry and commerce as required for a property right under the PRC Property Rights Law, while the equity pledge registration of Beijing Perusal is in process.

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

Baidu Campus, our corporate headquarters, is located in Shangdi, an area designated by the Beijing municipal government as the center of the city’s information technology industry. We also lease some offices in Beijing, Tokyo (Japan), California (USA), Thailand, Brazil, Egypt, Indonesia and many other cities in China.

We host our servers in China at the internet data centers of China Telecom, China Unicom and China Mobile in nine selected cities in China, and we also have content delivery network locations in various cities across China. We expect to use two additional data centers in 2015. We also have a data center of our own in Shanxi.

In December 2011, we commenced construction of an office building in Shenzhen, which will serve as our international center in Southern China. We have paid RMB129.5 million (US$20.9 million) for the land use right. Our capital expenditure in connection with the construction of this office building in Shenzhen was RMB159.1 million (US$25.6 million) in 2014. We currently expect to complete the planned construction in 2017.

In August 2012, we commenced construction of another office building, Baidu Science Park, in Beijing. We have paid in advance RMB464.0 million (US$74.8 million) for the land use right. Our capital expenditures in connection with the construction of Baidu Science Park was RMB556.2 million (US$89.6 million) in 2014. We expect to complete the planned construction in 2015.

In September 2012, we commenced construction of Shanxi Cloud Computing Center, which will serve as one of our internet data centers in China. We have paid RMB71.5 million (US$11.5 million) for the land use right. Our capital expenditure in connection with the construction of Shanxi Cloud Computing Center was RMB441.5 million (US$71.2 million) in 2014. We expect to fully complete the planned construction in 2017.

In April 2014, we commenced construction of part of Beijing Cloud Computing Center, which will serve as our internet data center and office building in Beijing. We have paid RMB220.9 million (US$35.6 million) for the right to use three pieces of land in Beijing, where we plan to build our Beijing Cloud Computing Center. Our capital expenditure in connection with the construction of Beijing Cloud Computing Center was RMB37.0 million (US$6.0 million) in 2014. We expect to complete the internet data center in 2018. We are in the process of planning the construction work for the office building, and the completion date is not determinable at this stage.

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

Overview

Our operations are primarily based in China, where we derive almost all of our revenues. Total revenues in 2014 were RMB49.1 billion (US$7.9 billion), a 53.6% increase over 2013. Operating profit in 2014 was RMB12.8 billion (US$2.1 billion), a 14.4% increase over 2013. Net income attributable to Baidu, Inc. in 2014 was RMB13.2 billion (US$2.1 billion), a 25.4% increase over 2013. Mobile revenues accounted for 36.5% of our total revenues for 2014.

Our total assets as of December 31, 2014 were RMB99.7 billion (US$16.1 billion), of which cash and cash equivalent amounted to RMB13.9 billion (US$2.2 billion). Our total liabilities as of December 31, 2014 were RMB45.2 billion (US$7.3 billion), accounting for 45.3% of total liabilities and equity. As of December 31, 2014, our retained earnings accumulated to RMB47.7 billion (US$7.7 billion).

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

In October 2013, we acquired 100% equity interest of 91 Wireless from NetDragon and the other shareholders of 91 Wireless, and have since then consolidated its financial results into our consolidated financial statements.

The major factors affecting our results of operations and financial condition are discussed below.

Revenues

Revenue Generation

We derive almost all of our revenues from online marketing services, which accounted for approximately 99.7%, 99.6% and 98.9% of our total revenues in 2012, 2013 and 2014, respectively. A majority of our revenues from online marketing services were derived from our P4P services. Our P4P platform is an online marketplace that introduces internet search users to customers who pay us a fee based on click-throughs for priority placement of their links in the search results. We recognize P4P revenues when a user clicks on a customer’s link in the search results, based on the amount that the customer has agreed to pay for each click-through.

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

The most significant factors that directly or indirectly affect our online marketing revenues are:

•	the number of our users and online marketing customers;

•	the number of searches initiated on our websites and our Baidu Union members’ properties;

•	the rate at which users click on paid search results;

•	the competitiveness of bidding for keywords by P4P customers;

•	the total online marketing budgets of our customers; and

•	the total number of sponsored links and advertisements displayed on our websites and Baidu Union members’ properties and the bidding price for each click-through.

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

As of December 31, 2014, we had accounts receivable of RMB3.7 billion (US$590.6 million), net of allowance of RMB93.9 million (US$15.1 million), mainly due from customers of other performance-based online marketing services and time-based online advertising services.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, selling, general and administrative expenses, and research and development expenses. Share-based compensation expenses are allocated among the above three categories of operating costs and expenses, based on the nature of the work of the employees who have received share-based compensation. Our total operating costs and expenses increased significantly from 2012 to 2014 due to the growth of our business.

Cost of Revenues

The following table sets forth the components of our cost of revenues both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Years Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	22,306,026	100.0	31,943,924	100.0	49,052,318	7,905,799	100.0

Cost of revenues:
Sales tax and surcharges	(1,572,420)	(7.0)	(2,329,558)	(7.3)	(3,597,763)	(579,854)	(7.3)
Traffic acquisition costs	(1,929,966)	(8.7)	(3,704,146)	(11.6)	(6,328,155)	(1,019,913)	(12.9)
Bandwidth costs	(1,069,306)	(4.8)	(1,938,520)	(6.1)	(2,847,770)	(458,977)	(5.8)
Depreciation of servers and other equipment	(1,062,060)	(4.8)	(1,469,646)	(4.6)	(1,958,754)	(315,694)	(4.0)
Operational costs	(589,555)	(2.6)	(1,175,624)	(3.6)	(2,246,491)	(362,069)	(4.6)
Content costs	(215,133)	(1.0)	(830,369)	(2.6)	(1,871,906)	(301,696)	(3.8)
Share-based compensation expenses	(10,105)	(0.0)	(23,976)	(0.1)	(34,611)	(5,578)	(0.1)

Total cost of revenues	(6,448,545)	(28.9)	(11,471,839)	(35.9)	(18,885,450)	3,043,781	(38.5)

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

Operational Costs. Operational costs include primarily salary and benefit expenses, intangible assets amortization, payment platform charges, travel and other expenses incurred by our operating and technical support personnel. Salary and benefit expenses include wages, bonuses, medical insurance, unemployment insurance, pension benefits, employee housing fund and other welfare benefits.

Content Costs. Content costs consist primarily of the fees we paid for the licensed content from copyright owners or content distributors, and the amortization of the licensed copyrights for video content.

Operating Expenses

The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Years Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	22,306,026	100.0	31,943,924	100.0	49,052,318	7,905,799	100.0

Cost of revenues	(6,448,545)	(28.9)	(11,471,839)	(35.9)	(18,885,450)	(3,043,781)	(38.5)
Operating expenses:
Selling, general and administrative	(2,501,336)	(11.3)	(5,173,533)	(16.2)	(10,382,142)	(1,673,298)	(21.2)
Selling and marketing	(1,841,590)	(8.3)	(4,012,709)	(12.6)	(8,298,558)	(1,337,485)	(16.9)
General and administrative	(659,746)	(3.0)	(1,160,824)	(3.6)	(2,083,584)	(335,813)	(4.3)
Research and development	(2,304,825)	(10.3)	(4,106,832)	(12.9)	(6,980,962)	(1,125,127)	(14.2)

Total costs and operating expenses	(11,254,706)	(50.5)	(20,752,204)	(65.0)	(36,248,554)	(5,842,206)	(73.9)

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

Share-based Compensation Expenses

Baidu, Inc. grants options and restricted shares to our employees, directors and consultants as share-based compensation awards. As of December 31, 2014, there was RMB273.4 million (US$44.1 million) unrecognized share-based compensation cost related to options of Baidu, Inc., which is expected to be recognized over a weighted-average vesting period of 2.4 years. As of December 31, 2014, there was RMB1.4 billion (US$217.8 million) unrecognized share-based compensation cost related to restricted shares, which is expected to be recognized over a weighted-average vesting period of 3.0 years. To the extent the actual forfeiture rate is different from our original estimate, actual share-based compensation cost related to these awards may be different from our expectation.

Qunar grants options to its employees, directors and consultants as share-based compensation awards. As of December 31, 2014, there were RMB448.2 million (US$72.3 million) of unrecognized share-based compensation costs related to Qunar’s equity awards that are expected to be recognized over a weighted-average vesting period of 2.7 years. Total unrecognized compensation costs may be adjusted for future changes in estimated forfeitures.

Other subsidiaries also have equity incentive plans granting share-based awards. Total share-based compensation expenses recognized and unrecognized were insignificant, both individually and in the aggregate.

The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Allocation of Share-based Compensation Expenses
Cost of revenues	10,105	4.8	23,976	4.7	34,611	5,578	3.6
Selling, general and administrative	54,512	25.6	164,704	32.0	426,052	68,667	44.3
Research and development	147,692	69.6	326,047	63.3	502,077	80,921	52.1

Total share-based compensation expenses	212,309	100.0	514,727	100.0	962,740	155,166	100.0

Taxation

Cayman Islands and BVI

We are not subject to income or capital gain tax under the current laws of the Cayman Islands and the British Virgin Islands. Additionally, none of these jurisdictions impose a withholding tax on dividends.

Hong Kong

Our subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

Japan

Our subsidiaries in Japan with paid-in capital in excess of JPY100.00 million (US$0.8 million) are subject to national income tax at the rate of 30%. They are also subject to inhabitant tax and per capita tax. In addition, our subsidiaries in Japan are subject to an enterprise tax on a pro forma basis, based on the taxable profit subject to the corporate tax, the added-value components (such as labor costs, net interest and rental payments, income/loss for current year) and the capital component.

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

An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a “High and New Technology Enterprise strongly supported by the state.” Pursuant to the Administrative Measures on the

Recognition of High and New Technology Enterprises, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine whether an enterprise is qualified as a “High and New Technology Enterprise” under the EIT Law. In making such determination, these government agencies shall consider, among other factors, ownership of core technology, whether the products or services fall within the scope of high and new technology strongly supported by the state as specified in the measures, the ratios of technical personnel and research and development personnel to total personnel, the ratio of research and development expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. All enterprises that had been granted the “High and New Technology Enterprise” status before the effectiveness of the EIT Law are required to be re-examined in accordance with the measures mentioned above before they can be entitled to the preferential tax rate. A “High and New Technology Enterprise” certificate is effective for a period of three years and could be renewed for another three years. After that, an entity needs to re-apply for the “High and New Technology Enterprise” status in order to be able to enjoy the preferential tax rate of 15%. A number of our PRC subsidiaries and consolidated affiliated entities, such as Baidu Online and Baidu Netcom, obtained the “High and New Technology Enterprise” certificate. The related tax holiday under such “High and New Technology Enterprise” certificates of these entities has expired or will expire on January 1, 2015, 2016 or 2017.

An enterprise may benefit from a preferential tax rate of 10% under the EIT law if it qualifies as a “Key Software Enterprise” designated jointly by the National Development and Reform Commission, the MIIT, the Ministry of Commerce, the Ministry of Finance and the State Administration of Taxation. A “Key Software Enterprise” certificate is effective for a period of two years. After that, an entity needs to re-apply for the “Key Software Enterprise” status in order to be able to enjoy the preferential tax rate of 10%. Baidu Online obtained the “Key Software Enterprise” certificate and the related tax holiday expired on January 1, 2015. Baidu Online is in preparation of re-applying for the “Key Software Enterprise” status for years 2015 and 2016.

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

If our PRC subsidiaries or consolidated affiliated entities that have enjoyed preferential tax treatment no longer qualify for the treatment, we will consider available options under applicable law that would enable us to qualify for alternative preferential tax treatment. To the extent we are unable to offset the impact of the expiration of existing preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, the expiration of existing preferential tax treatment may cause our effective tax rate to increase. The amount of income tax payable by our PRC subsidiaries and consolidated affiliated entities in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the entities. Our effective tax rate depends partially on the extent of the relative contribution of each of our subsidiaries and consolidated affiliated entities to our consolidated taxable income. In 2012, 2013 and 2014, our consolidated effective tax rate was 13.16%, 15.01% and 15.41%, respectively.

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

Pursuant to SAT Circular 82 issued by the State Administration of Taxation in April 2009, an overseas registered enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations are mainly located in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies located in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) no less than half of the enterprise’s directors or senior management with voting rights reside in the PRC. The State Administration of Taxation issued additional rules to provide more guidance on the implementation of SAT Circular 82 in July 2011, and issued an amendment to SAT Circular 82 delegating the authority to its provincial branches to determine whether a Chinese-controlled overseas-incorporated enterprise should be considered a PRC resident enterprise, in January 2014. Although the SAT Circular 82, the additional guidance and its amendment only apply to overseas registered enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

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

PRC Business Tax and VAT

In November 2011, the Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and was expanded to eight additional regions, including, among others, Beijing and Guangdong province, in 2012. In August 2013, the program was further expanded nationwide.

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

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Statements of Comprehensive Income Data
Revenues:
Online marketing services	22,245,643	31,802,219	48,495,215	7,816,010
Others	60,383	141,705	557,103	89,789

Total revenues	22,306,026	31,943,924	49,052,318	7,905,799

Operating costs and expenses:(1)
Cost of revenues	(6,448,545)	(11,471,839)	(18,885,450)	(3,043,781)
Selling, general and administrative	(2,501,336)	(5,173,533)	(10,382,142)	(1,673,298)
Research and development	(2,304,825)	(4,106,832)	(6,980,962)	(1,125,127)

Total operating costs and expenses	(11,254,706)	(20,752,204)	(36,248,554)	(5,842,206)

Operating profit	11,051,320	11,191,720	12,803,764	2,063,593

Interest income	866,465	1,308,542	1,992,818	321,184
Interest expense	(107,857)	(447,084)	(628,571)	(101,307)
Other income, net, including exchange gains or losses	449,738	137,644	333,484	53,748
Loss from equity method investments	(294,229)	(5,806)	(26,952)	(4,344)
Taxation	(1,574,159)	(1,828,930)	(2,231,172)	(359,599)

Net income	10,391,278	10,356,086	12,243,371	1,973,275

Less: Net loss attributable to noncontrolling interests	(64,750)	(162,880)	(943,698)	(152,097)

Net income attributable to Baidu, Inc.	10,456,028	10,518,966	13,187,069	2,125,372

(1) Share-based compensation expenses:
Cost of revenues	(10,105)	(23,976)	(34,611)	(5,578)
Selling, general and administrative	(54,512)	(164,704)	(426,052)	(68,667)
Research and development	(147,692)	(326,047)	(502,077)	(80,921)

	(212,309)	(514,727)	(962,740)	(155,166)

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. Our total revenues increased by 53.6% from RMB31.9 billion in 2013 to RMB49.1 billion (US$7.9 billion) in 2014. This increase was due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 52.5% from RMB31.8 billion in 2013 to RMB48.5 billion (US$7.8 billion) in 2014. This increase was mainly attributable to the increase in the number of our active online marketing customers from approximately 753,000 in 2013 to approximately 813,000 in 2014, and the increase in the average revenue per customer from approximately RMB42,200 in 2013 to approximately RMB59,400 (US$9,574) in 2014. The increase in our active online marketing customers was mainly due to our effective distribution network and our expanded direct sales. The increase in the average revenue per customer was primarily attributable to the increase in the number of paid clicks and the higher price per click as more customers participated in our P4P auction platform. Consistent with previously reported numbers, the number of active online marketing customers and average revenue per customer exclude those for our group-buying related businesses. The number of paid clicks increased by approximately 40.2% from 2013 to 2014.

Operating Costs and Expenses. Our total operating costs and expenses increased by 74.7% from RMB20.8 billion in 2013 to RMB36.2 billion (US$5.8 billion) in 2014. This increase was primarily due to the expansion of our business, and in particular the expansion of our mobile platform.

•	Cost of Revenues. Our cost of revenues increased by 64.6% from RMB11.5 billion in 2013 to RMB18.9 billion (US$3.0 billion) in 2014. This increase was primarily due to the following factors:

•

Traffic Acquisition Costs. Our traffic acquisition costs increased by 70.8% from RMB3.7 billion in 2013 to RMB6.3 billion (US$1.0 billion) in 2014. Traffic acquisition costs represent 12.9% of total revenues in 2014, compared to 11.6% in 2013. The increase in our traffic acquisition costs mainly reflected the increased contribution of contextual ads, Baidu Union promotion and Hao123 promotions through our network.

•

Bandwidth Costs and Depreciation Expenses. Our bandwidth costs increased by 46.9% from RMB1.9 billion in 2013 to RMB2.8 billion (US$459.0 million) in 2014. Our depreciation expenses of servers and other equipment increased by 33.3% from RMB1.5 billion in 2013 to RMB2.0 billion (US$315.7 million) in 2014. The increases in these costs were mainly due to our investment in increasing our network infrastructure capacity.

•	Sales Tax and Surcharges. Our sales tax and surcharges increased by 54.4% from RMB2.3 billion in 2013 to RMB3.6 billion (US$579.9 million) in 2014, in line with the increase in revenues.

•

Operational Costs. Our operational costs increased by 91.1% from RMB1.2 billion in 2013 to RMB2.2 billion (US$362.1 million) in 2014, primarily due to the increase of amortization of acquired intangible assets, staff-related costs and payment platform charges.

•

Content Costs. Our content costs increased by 125.4% from RMB830.4 million in 2013 to RMB1.9 billion (US$301.7 million) in 2014, primarily due to the increase in video content cost of iQiyi, one of our subsidiaries.

•

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 100.7% from RMB5.2 billion in 2013 to RMB10.4 billion (US$1.7 billion) in 2014. This increase was primarily due to the following factors:

•

Total salaries and benefits and staff-related expenses increased by 71.7% from RMB1.9 billion in 2013 to RMB3.3 billion (US$524.4 million) in 2014, primarily due to the increased headcount to support our expanded online marketing services;

•

Marketing and promotion expenses increased by 133.4% from RMB2.1 billion in 2013 to RMB4.9 billion (US$797.1 million) in 2014, primarily due to the increased marketing and promotion activities relating to our mobile products.

•	Total office operating expenses increased by 86.9% from RMB281.9 million in 2013 to RMB527.0 million (US$84.9 million) in 2014, primarily as a result of increase and expansion of our offices;

•

Total traveling, communication and business development expenses increased by 63.6% from RMB169.0 million in 2013 to RMB276.5 million (US$44.6 million) in 2014, primarily due to the increased headcount and activities to support our expanded online marketing services;

•	Share-based compensation expenses allocated to selling, general and administrative expenses increased by 158.7% from RMB164.7 million in 2013 to RMB426.1 million (US$68.7 million) in 2014.

•

Research and Development Expenses. Our research and development expenses increased by 70.0% from RMB4.1 billion in 2013 to RMB7.0 billion (US$1.1 billion) in 2014, primarily due to an increase in the number of research and development staff.

Operating Profit. As a result of the foregoing, we generated an operating profit of RMB12.8 billion (US$2.1 billion) in 2014, a 14.4% increase from RMB11.2 billion in 2013.

Other income, net, including exchange gains or losses. Our other income, net, including exchange gains or losses was RMB333.5 million (US$53.7 million) in 2014, compared to RMB137.6 million in 2013. The other income, net, including exchange gains or losses in 2014 was primarily attributable to government subsidies with non-operating nature.

Loss from equity method investments. Our loss from equity method investments increased from RMB5.8 million in 2013 to RMB27.0 million (US$4.3 million) in 2014.

Taxation. Our income tax expenses increased by 22.0% from RMB1.8 billion in 2013 to RMB2.2 billion (US$359.6 million) in 2014, primarily due to the increase in profit before tax in 2014.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. increased from RMB10.5 billion in 2013 to RMB13.2 billion (US$2.1 billion) in 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Our total revenues increased by 43.2% from RMB22.3 billion in 2012 to RMB31.9 billion in 2013. This increase was due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 43.0% from RMB22.2 billion in 2012 to RMB31.8 billion in 2013. This increase was mainly attributable to the increase in the number of our active online marketing customers from approximately 596,000 in 2012 to 753,000 in 2013, and the increase in the average revenue per customer from approximately RMB37,300 in 2012 to approximately RMB42,200 in 2013. The increase in our active online marketing customers was mainly due to our effective distribution network and our expanded direct sales. The increase in the average revenue per customer was primarily attributable to the increase in the number of paid clicks and the higher price per click as more customers participated in our P4P auction platform. The number of paid clicks increased by approximately 32.7% from 2012 to 2013.

Operating Costs and Expenses. Our total operating costs and expenses increased by 84.4% from RMB11.3 billion in 2012 to RMB20.8 billion in 2013. This increase was primarily due to the expansion of our business.

•	Cost of Revenues. Our cost of revenues increased by 77.9% from RMB6.4 billion in 2012 to RMB11.5 billion in 2013. This increase was primarily due to the following factors:

•

Traffic Acquisition Costs. Our traffic acquisition costs increased by 91.9% from RMB1.9 billion in 2012 to RMB3.7 billion in 2013. Traffic acquisition costs represent 11.6% of total revenues in 2013, compared to 8.7% in 2012. The increase in our traffic acquisition costs as a percentage of total revenues reflects an increased revenue contribution from our Baidu Union members, primarily the increased contribution of contextual ads and hao123 promotions from our Baidu Union members.

•

Bandwidth Costs and Depreciation Expenses. Our bandwidth costs increased by 81.3% from RMB1.1 billion in 2012 to RMB1.9 billion in 2013. Our depreciation expenses of servers and other equipment increased by 38.4% from RMB1.1 billion in 2012 to RMB1.5 billion in 2013. The absolute increases in these costs were mainly due to our investment in increasing our network infrastructure capacity and iQiyi.

•	Sales Tax and Surcharges. Our sales tax and surcharges increased by 48.2% from RMB1.6 billion in 2012 to RMB2.3 billion in 2013, in line with the increase in revenues.

•

Operational Costs. Our operational costs increased by 99.4% from RMB589.6 million in 2012 to RMB1.2 billion in 2013, primarily due to the increase of amortization of acquired intangible assets related to the acquired companies and staff-related costs.

•

Content Costs. Our content costs increased by 286.0% from RMB215.1 million in 2012 to RMB830.4 million in 2013, primarily due to the increase in video content cost of iQiyi, which has been consolidated into our financial statements since November 2012.

•

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 106.8% from RMB2.5 billion in 2012 to RMB5.2 billion in 2013. This increase was primarily due to the following factors:

•

Total salaries and benefits and staff-related expenses increased by 57.0% from RMB1.2 billion in 2012 to RMB1.9 billion in 2013, primarily due to the increased headcount to support our expanded online marketing services and the increase of sales commission;

•	Total office operating expenses increased by 51.2% from RMB186.5 million in 2012 to RMB281.9 million in 2013, primarily as a result of increase and expansion of our offices;

•

Total traveling, communication and business development expenses increased by 66.9% from RMB101.3 million in 2012 to RMB169.0 million in 2013, primarily due to the increased headcount and activities to support our expanded online marketing services;

•

Marketing and promotion expenses increased by 226.6% from RMB648.7 million in 2012 to RMB2.1 billion in 2013, primarily due to the increased marketing and promotion activities relating to our mobile products.

•	Share-based compensation expenses allocated to selling, general and administrative expenses increased by 202.1% from RMB54.5 million in 2012 to RMB164.7 million in 2013.

•

Research and Development Expenses. Our research and development expenses increased by 78.2% from RMB2.3 billion in 2012 to RMB4.1 billion in 2013, primarily due to an increase in the number of research and development staff.

Operating Profit. As a result of the foregoing, we generated an operating profit of RMB11.2 billion in 2013, a 1.3% increase from RMB11.1 billion in 2012.

Other income, net, including exchange gains or losses. Our other income, net, including exchange gains or losses was RMB137.6 million in 2013, compared to RMB449.7 million in 2012. The other income, net, including exchange gains or losses in 2012 was primarily attributable to gains arising from re-measurement of some existing equity method investments immediately before the acquisition of these investees in 2012, whereas we had no such transaction in 2013.

Loss from equity method investments. Our loss from equity method investments decreased from RMB294.2 million in 2012 to RMB5.8 million in 2013. The loss in 2012 primarily related to the recognized accumulated losses of Youa.com Inc. and Qiyi.com, Inc., whereas such loss from in 2013 was not significant as Qiyi.com Inc. has been consolidated into our financial statements since November 2012 and the carrying amount of long-term investment in Youa.com Inc. has been reduced to zero.

Taxation. Our income tax expenses increased by 16.2% from RMB1.6 billion in 2012 to RMB1.8 billion in 2013, primarily due to the increase in profit before tax in 2013.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. increased slightly from RMB10.46 billion in 2012 to RMB10.52 billion in 2013.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2012, 2013 and 2014 were 2.6%, 2.6% and 2.0%, respectively. The year-over-year percent changes in the consumer price index for January 2013, 2014 and 2015 were increases of 2.0%, 2.5% and 0.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The average exchange rate between U.S. dollar and RMB has declined from RMB8.2264 per U.S. dollar in July 2005 to RMB6.1886 per U.S. dollar in December 2014. As of December 31, 2014, we recorded RMB302.6 million (US$48.8 million) of net foreign currency translation gain in accumulated other comprehensive income as a component of shareholders’ equity. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material and adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

Revenue Recognition

We recognize revenues based on the following principles:

(1)	Performance-based online marketing services

Cost-per-click. Our auction-based P4P platform enables a customer to place its website link and related description on our search result list on the website which could be accessed through personal computers or mobile devices. The customers make bids on keywords based on how much they are willing to pay for each click to their listings in the search results listed on our website and the relevance between the keywords and the customer’s businesses. Internet users’ search of the keyword will trigger the display of the listings. The ranking of the customer’s listing depends on both the bidding price and the listing’s relevance to the keyword searched. Customer pays us only when a user clicks on one of its website links. Other than the auction-based P4P platform, we have certain vertical platforms from which we generate revenue through pre-determined prices per click. Revenue is recognized when a user clicks on one of the customer-sponsored website links, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC topic 605, or ASC 605, Revenue Recognition.

For certain customers engaged through direct sales, we may provide certain value-added consultative support services to help its customers to better utilize its online marketing system. Fees for such services are recognized as revenue on a pro-rata basis over the contracted service period.

Other performance-based online marketing services. To the extent we provide online marketing services based on performance criteria other than cost-per-click, such as the number of successful reservation of hotels or issuance of air tickets, the number of downloads (and user registrations) of mobile applications, the number of incremental end users and the total incremental revenue generated, revenue is recognized when the specified performance criteria are met together with satisfaction of other applicable revenue recognition criteria as prescribed by ASC 605.

(2)	Display-based online advertising services

For displayed-based online advertising services such as text links, banners, icons or other forms of graphical advertisements on the websites or mobile applications, we recognize revenue, in accordance with ASC 605, on a pro-rata basis over the contractual term for cost per time advertising arrangements commencing on the date the customer’s advertisement is displayed on a specified webpage or mobile applications, or on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements. For certain display-based contractual agreements, we may also provide certain performance guarantees, in which cases revenue is recognized at the later of the completion of the time commitment or performance guarantee.

(3)	Online game services and other revenue sharing services

We operate an online game platform, on which registered users can access games provided by third-party game developers. We also operates mobile platforms on which users can access smartphone related products such as themes, wallpapers and e-books developed and owned by third-party content providers. The rights and obligations of each party to the arrangement indicate that we are acting as an agent whereas the game developer or the content provider is the principal as a result of being the primary obligor in the arrangement in accordance with ASC subtopic 605-45, or ASC 605-45, Revenue Recognition: Principal Agent Consideration.

We recognize the shared revenue from these online promotional services, on a net basis, based on the ratios pre-determined with the game developers or content providers when all the revenue recognition criteria set forth in ASC 605 are met, which is generally when the user purchases virtual currencies issued by the game developers or purchases contents developed by the content providers.

(4)	Group buying services

We generate revenue from group buying services as a marketing agent by offering goods and services provided by third-party merchant partners at a discount through the website or mobile application that connects merchants to consumers. We present revenue on a net basis, representing the amount billed to registered users less the amount paid to merchants, in accordance with ASC 605-45. We act as an agent rather than as the principal in the delivery of the products or services as it does not assume the risks and rewards of ownership of products nor is it responsible for the actual fulfillment of services. Both of these are the responsibilities of the merchants. We recognize revenue when all of the criteria prescribed in ASC 605 are met, which is generally when the merchants provide the services or when the products are delivered to the customers. Since our paying users have the ability to request for full refund before redemption for the products or services offered by the merchants, the underlying sale from which we earn the related commission revenue as an agent is not culminated until our paying users actually redeem.

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

(6)	Barter transactions

We engage in barter transactions from time to time and in such situations follow the guidance set forth in ASC topic 845, Nonmonetary Transactions. While nonmonetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, or the transaction lacks commercial substance, or the transaction is an exchange of product or property held for sale in the ordinary course of business for product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange, the transaction is recognized based on the carrying value of the products or services provided. We also engage in certain advertising barter transactions and follow the guidance set forth in ASC subtopic 605-20, or ASC 605-20, Revenue Recognition: Services. The advertising barter transactions generally are recorded at fair value. If the fair value of the advertising surrendered in the barter transaction is not determinable within required limits, the barter transaction is recorded based on the carrying amount of the advertising surrendered, which is likely to be zero. The amount of revenues recognized for barter transactions was insignificant for each of the periods presented.

(7)	Other revenue recognition related policies

In accordance with ASC subtopic 605-25, or ASC 605-25, Revenue Recognition: Multiple-Deliverable Revenue Arrangements, for arrangements that include multiple deliverables, primarily for advertisements to be displayed in different spots, placed under different forms and occur at different time, we allocate the total consideration of the arrangements based on their relative selling price, with the selling price of each deliverable determined using vendor-specific objective evidence of selling price, or VSOE, third-party evidence or TPE of selling price, or management’s best estimate of the selling price, or BESP. We consider all reasonably available information in determining the BESP, including both market and entity-specific factors.

We deliver some of our online marketing services to end customers through engaging third party distributors. In this context, we may provide cash incentives to distributors. The cash incentives are accounted for as reduction of revenue in accordance with ASC subtopic 605-50, or ASC 605-50, Revenue Recognition: Customer Payments and Incentives.

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

Share-based Compensation

We account for share-based compensation in accordance with ASC topic 718, or ASC 718, Compensation-Stock Compensation. We have elected to recognize share-based compensation using the straight-line method for all share-based awards issued with no performance conditions. For awards with performance conditions, compensation cost is recognized on an accelerated basis if it is probable that the performance condition will be achieved.

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

We account for share awards issued to non-employees in accordance with the provisions of ASC subtopic 505-50, or ASC 505-50, Equity: Equity-based Payments to Non-Employees. We use the Black-Scholes-Merton option pricing model method to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation. ASC 718 also requires share-based compensation to be presented in the same manner as cash compensation rather than as a separate line item.

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

We comply with the provisions of ASC topic 740, or ASC 740, Income Taxes, in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We have elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2012, 2013 and 2014, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

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

Impairment of Long-Lived Assets Other Than Goodwill

We evaluate long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC topic 360, or ASC 360, Property, Plant and Equipment. When such events occur, we assess the recoverability of the assets group based on the undiscounted future cash flow the assets group is expected to generate and recognize an impairment loss when estimated undiscounted future cash flow expected to result from the use of the assets group plus net proceeds expected from disposition of the assets group, if any, is less than the carrying value of the assets group. If we identify an impairment, we reduce the carrying amount of the assets group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. The impairment charges of long-lived assets are nil, RMB6.7 million and RMB1.6 million (US$0.3 million) for 2012, 2013 and 2014, respectively.

Impairment of Goodwill

We assess goodwill for impairment in accordance with ASC subtopic 350-20, or ASC 350-20, Intangibles—Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

Subsequent to the acquisitions in 2011 and thereafter, there were segment managers who regularly review the operating results of certain acquired entities and the rest of our group, which constituted three separate reporting units as of December 31, 2012 and 2013 and 2014.

We have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASU No. 2011-08, or ASU 2011-08, Testing Goodwill for Impairment. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit compared to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

In 2014, we performed a qualitative assessment for the reporting unit other than the certain acquired entities. Based on the requirements of ASU 2011-08, we evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the thirds reporting unit, and further impairment testing on goodwill was unnecessary as of December 31, 2014. We elected to assess goodwill for impairment test for goodwill at the two reporting units, representing aforementioned acquired entities, using the two-step process. The fair value of these two reporting units exceeded their respective carrying amount, and therefore goodwill related to the two reporting units were not impaired and we were not required to perform further testing.

The impairment charges of goodwill are nil for 2012, 2013 and 2014.

Impairment of Long-term Investments

Our long-term investments mainly consist of cost method investments and equity method investments in privately held companies, held-to-maturity investments with original and remaining maturities of greater than 12 months, and available-for-sale investments.

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

For long-term held-to-maturity investments, we evaluate whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with our policy and ASC topic 320, or ASC 320, Investments—Debt and Equity Securities. When we intend to sell an impaired debt security or it is more-likely-than-not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When we do not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, we must determine whether or not it will recover its amortized cost basis. If we conclude that it will not, an other-

than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income.

As available-for-sale investment is reported at fair value, an impairment loss on the long-term available-for-sale securities would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If impairment is considered other-than-temporary, we will write down the asset to its fair value and take the corresponding charge to the consolidated financial statements. The impairment charges of long-term investments are RMB169.2 million, RMB17.5 million and RMB93.4 million (US$15.1 million) for 2012, 2013 and 2014, respectively.

Business Combination

We account for business combinations using the purchase method of accounting in accordance with ASC topic 805, or ASC 805, Business Combinations. The purchase method accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

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

As of December 31, 2014, our principal sources of liquidity was RMB57.7 billion (US$9.3 billion) of cash, cash equivalents and short-term investments. Our cash and cash equivalents consist of cash on hand and investments in interest bearing demand deposit accounts, time deposits, money market funds and other liquid investments which have original maturities of three months or less. The short-term investments primarily consist of fixed-rate and adjustable-rate debt investments with original maturity of less than one year. We believe that our current cash, cash equivalents, short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks.

Furthermore, cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” As of December 31, 2014, our PRC subsidiaries and consolidated affiliated entities held RMB49.4 billion (US$8.0 billion) of cash, cash equivalents and short-term investments, RMB1.1 billion (US$183.9 million) of which were in the form of foreign currencies.

In September 2012, we entered into a loan agreement with Australia and New Zealand Banking Group Limited (Hong Kong Branch), whereby we are entitled to borrow an unsecured loan of AU$105.0 million (US$108.0 million) for general working capital purposes. We drew down AU$55.0 million (settled by US$56.8 million) in October 2012 under the loan commitment, with a term of two years and a fixed annual interest rate of 2.75%. The remaining commitment of AU$50.0 million was cancelled by both parties. The loan was fully repaid in October 2014 when it became due.

In July 2013, we entered into a loan agreement with Sumitomo Mitsui Banking Corporation, whereby we are entitled to borrow an unsecured loan of US$150.0 million for general working capital purposes. We drew down US$150.0 million in July 2013 under the loan commitment, with a term of two years and a fixed annual interest rate of 1.17%. As of December 31, 2014, we had an outstanding balance of US$150.0 million, which will be due in July 2015.

In August 2013, we entered into a loan agreement with Australia and New Zealand Banking Group Limited (Hong Kong Branch), whereby we are entitled to borrow an unsecured loan of AU$235.0 million (US$200.0 million) for general working capital purposes. We drew down AU$235.0 million (US$200.0 million) in August 2013 under the loan commitment, with a term of two years and a fixed annual interest rate of 1.65%. As of December 31, 2014, we had an outstanding balance of AU$235.0 million (US$200.0 million), which will be due in August 2015.

In May 2014, one of our subsidiaries, 91 Wireless, entered into a banking facility agreement with Hong Kong and Shanghai Banking Corporation Limited (Hong Kong branch), or HSBC, pursuant to which 91 Wireless is entitled to borrow a US$ denominated loan of US$20.0 million with an interest rate of 0.8% per annum plus 1, 3 or 6 months LIBOR. The banking facility is subject to HSBC’s overriding right of repayment on demand and the loan under this facility is intended for the general working capital of 91 Wireless. In May 2014, 91 Wireless drew down US$7.0 million with a fixed interest rate of 1.12% under the loan commitment, and in September 2014, 91 Wireless drew down another US$8.0 million with a fixed interest rate of 1.13% under the loan commitment, both of which were secured by cash collateral of a subsidiary of 91 Wireless. As of December 31, 2014, 91 Wireless had an outstanding balance of US$15.0 million.

In December 2014, we entered into two loan agreements with Bank of China (Los Angeles Branch), pursuant to which we borrowed a two-year unsecured loan of US$150.0 million and a three-year unsecured loan of US$150.0 million. Both loans are intended for our general working capital and with a floating interest rate. In connection with the loan agreements, we entered into two interest swap agreements, pursuant to which the loans will be settled in a fixed annual interest rate of 2.31% and 2.45%, respectively, during the respective term of the loans.

In November 2012, we issued an aggregate of US$1.5 billion senior unsecured notes in two equal tranches, due in 2017 and 2022, with stated annual interest rates of 2.25% and 3.50%, respectively. The net proceeds from the sale of the notes were used for general corporate purposes. As of December 31, 2014, the total carrying value and estimated fair value of these notes were US$1.5 billion and US$1.5 billion. The estimated fair value was based on quoted prices for our publicly-traded debt as of December 31, 2014. We are not subject to any financial covenants or other significant restrictions under the notes. During 2014, we paid an aggregate of US$43.1 million in interest payments related to these notes.

In August 2013, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2018, with stated annual interest rate of 3.25%. The net proceeds from the sale of the notes were used for general corporate purposes, including merger and acquisition activities. As of December 31, 2014, the total carrying value and estimated fair value of these notes were US$1.0 billion and US$1.0 billion, respectively. The estimated fair value was based on quoted prices for our publicly-traded debt as of December 31, 2014. We are not subject to any financial covenants or other significant restrictions under the notes. During 2014, we paid an aggregate of US$32.5 million in interest payments related to these notes.

In June 2014, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2019, with stated annual interest rate of 2.75%. The net proceeds from the sale of the notes were used for general corporate purposes. As of December 31, 2014, the total carrying value and estimated fair value of these notes were US$1.0 billion and US$1.0 billion, respectively. The estimated fair value was based on quoted prices for our publicly-traded debt as of December 31, 2014. We are not subject to any financial covenants or other significant restrictions under the notes. During 2014, we paid an aggregate of US$13.8 million in interest payments related to these notes.

We may use the net proceeds from our issuance and sale of the notes to fund the operations of our PRC subsidiaries by making additional capital contribution to our existing PRC subsidiaries, injecting capital to establish new PRC subsidiaries and/or providing loans to our PRC subsidiaries. Such transfer of funds from Baidu, Inc. or any of our offshore subsidiaries to our PRC subsidiaries is subject to the PRC regulatory restrictions and procedures: (i) capital increase of the existing PRC subsidiaries and establishment of new PRC subsidiaries must be approved by the Ministry of Commerce or its local counterpart and registered with SAFE or its local counterpart; and (ii) loans to any of our PRC subsidiaries must not exceed the statutory limit, which is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of the PRC subsidiary, and must be registered with the local counterpart of SAFE. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or consolidated affiliated entities, or making additional capital contributions to our PRC subsidiaries, which could adversely affect our ability to fund and expand our business.”

As of December 31, 2014, we had RMB25.7 billion (US$4.1 billion) in long-term loans and notes payables (including current portion of RMB2.2 billion (US$349.3 million)) and had RMB93.0 million (US$15.0 million) in short-term loans.

Cash Flows and Working Capital

As of December 31, 2012, 2013 and 2014, we had RMB32.5 billion, RMB38.4 billion and RMB57.7 billion (US$9.3 billion) in cash, cash equivalents and short-term investments.

The following table sets forth a summary of our cash flows for the years indicated.

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Net cash generated from operating activities	11,995,994	13,792,971	17,937,175	2,890,949
Net cash used in investing activities	(13,749,080)	(23,062,940)	(22,467,774)	(3,621,147)
Net cash generated from financing activities	9,517,865	7,281,682	8,611,960	1,387,994
Effect of exchange rate changes on cash	(11,629)	(200,548)	79,567	12,824

Net increase (decrease) in cash and cash equivalents	7,753,150	(2,188,835)	4,160,928	670,620

Cash and cash equivalents at beginning of the period	4,127,482	11,880,632	9,691,797	1,562,034
Cash and cash equivalents at end of the period	11,880,632	9,691,797	13,852,725	2,232,654

Operating Activities

Net cash generated from operating activities increased to RMB17.9 billion (US$2.9 billion) in 2014 from RMB13.8 billion in 2013. This increase was primarily due to the integrated effect of growth in net income, as adjusted for non-cash items and the effects of changes in working capital and other activities.

Net cash generated from operating activities increased to RMB13.8 billion in 2013 from RMB12.0 billion in 2012. This increase was mainly attributable to the adding-back to net income of increased depreciation and amortization expenses, which increased to RMB2.7 billion in 2013 from RMB1.5 billion in 2012.

Investing Activities

Net cash used in investing activities decreased to RMB22.5 billion (US$3.6 billion) in 2014 from RMB23.1 billion in 2013. This decrease was primarily due to fewer acquisitions of businesses accomplished in 2014 compared to 2013, which was offset partially by the increased purchasing of short-term, long-term investments and fixed assets.

Net cash used in investing activities was about RMB13.8 billion and RMB23.1 billion in 2012 and 2013, respectively. The increase is primarily due to more acquisitions of businesses accomplished in 2013.

Financing Activities

Net cash generated from financing activities was RMB8.6 billion (US$1.4 billion) in 2014, compared to net cash of RMB7.3 billion generated from financing activities in 2013. The increase is primarily due to the proceeds from the long-term loans issued in December 2014, partially offset by our settlement with non-controlling shareholders for acquiring the remaining minority equity interest of subsidiaries.

Net cash generated from financing activities was RMB7.3 billion in 2013, compared to net cash of RMB9.5 billion generated from financing activities in 2012. The decrease is primarily due to less long-term notes issued in 2013.

Capital Expenditures

We made capital expenditures of RMB2.3 billion, RMB2.8 billion and RMB4.8 billion (US$778.0 million) in 2012, 2013 and 2014, representing 10.4%, 8.6% and 9.8% of our total revenues, respectively. In 2014, our capital expenditures were primarily attributable to the purchase of servers, network equipment and other computer hardware to increase our network infrastructure capacity. We funded our capital expenditures primarily with net cash flow generated from operating activities.

We commenced construction of Baidu Science Park in Beijing in August 2012, an office building in Shenzhen in December 2011, Shanxi Cloud Computing Center in September 2012, and the internet data center of Beijing Cloud Computing Center in April 2014, and we expect to complete the planned construction of these projects in 2015, 2017, 2017 and 2018, respectively. See “Item 4.D. Property, Plant and Equipment” for more details of our capital expenditures associated with these projects.

Our capital expenditures may increase in the future as our business continues to grow, in connection with the expansion and improvement of our network infrastructure and the construction of additional office buildings and cloud computing based data centers. We currently plan to fund these expenditures with our current cash, cash equivalents, short-term investments and anticipated cash flow generated from our operating activities.

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

Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated affiliated entities in which we have no legal ownership, totaling approximately RMB2.8 billion, RMB3.7 billion and RMB7.5 billion (US$1.2 billion) as of December 31, 2012, 2013 and 2014, respectively.

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

In the three years ended December 31, 2012, 2013 and 2014, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB2.3 billion, RMB4.1 billion and RMB7.0 billion (US$1.1 billion), representing 10.3%, 12.9% and 14.2% of our total revenues for 2012, 2013 and 2014, respectively. Our research and development expenses consist primarily of personnel-related costs. We have expensed substantially all of the development costs for the research and development of products and new functionality as incurred, except for certain internal-use software.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2014.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In RMB thousands)
Long-Term Debt Obligations(1)	29,077,225	2,880,009	7,862,623	13,192,531	5,142,062
Capital Lease Obligations (2)	103,471	57,320	46,151	—	—
Operating Lease Obligations(3)	5,381,448	2,418,879	1,908,382	884,179	170,008
Purchase Obligations(4)	3,283,717	3,064,765	199,107	17,100	2,745
Total	37,845,861	8,420,973	10,016,263	14,093,810	5,314,815

(1)

The long-term debt obligations represent (i) a two-year loan from Sumitomo Mitsui Banking Corporation, (ii) a two-year loan from Australia and New Zealand Banking Group Limited (Hong Kong Branch), (iii) a two-year loan and a three-year loan from Bank of China (Los Angeles Branch), (iv) senior unsecured notes due in 2017 and 2022, (v) senior unsecured notes due in 2018, and (vi) senior unsecured notes due in 2019. The total interest to be paid for these loans is RMB8.1 million (US$1.3 million), RMB15.5 million (US$2.5 million), RMB113.0 million (US$18.2 million), RMB1.6 billion (US$260.6 million), RMB806.6 million (US$130.0 million) and RMB767.8 million (US$123.8 million), respectively. Please see “Loans Payable” under Note 10 and “Notes payable” under Note 11 to our audited consolidated financial statements.

(2)	Capital lease obligations represent our obligations for leasing servers, and the total amount of interest to be paid is RMB6.3 million (US$1.0 million).
(3)	Operating lease obligations represent our obligations for leasing premises and bandwidth.
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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Robin Yanhong Li	46	Chairman and Chief Executive Officer
Jennifer Xinzhe Li	47	Chief Financial Officer
Ya-Qin Zhang	49	President
Jing Wang	50	Senior Vice President
Hailong Xiang	37	Senior Vice President
Mingyuan Li	31	Vice President
William Decker	68	Independent Director
James Ding	49	Independent Director
Nobuyuki Idei	77	Independent Director
Greg Penner	45	Independent Director
Dejian Liu	43	Director

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

Ya-Qin Zhang joined us in September 2014 as president, and is in charge of new business. Prior to joining us, Dr. Zhang was Microsoft Corporation’s corporate vice president and the chairman of Microsoft Asia-Pacific R&D Group for a decade, leading Microsoft’s overall research and development efforts in the Asia-Pacific region. Before joining Microsoft in 1999, Mr. Zhang was a director for the Multimedia Technology Laboratory at Sarnoff Corp. Dr. Zhang serves as an independent director and chairman of the compensation committee of

Tarena International, Inc., a NASDAQ-listed company, and an independent director of ChinaCache International Holdings Ltd., a NASDAQ-listed company. Dr. Zhang received his bachelor’s and master’s degrees in electrical engineering from the University of Science and Technology of China, and a Ph.D. in electrical engineering from George Washington University.

Jing Wang has served as our senior vice president since December 2013, and is in charge of commercial products and technology. Mr. Wang is also the chairman of our Technical Strategy Committee. From April 2010 to December 2013, Mr. Wang served as our vice president of engineering. Prior to joining us, Mr. Wang served as senior technical director for Alibaba from 2000 to 2001, and later as the chief technology officer of eBay China from 2003 to 2004, general manager of eBay China’s Development Center from 2004 to 2006, and deputy managing director of Google China’s R&D Institute from 2006 to 2010. From 1991 to 2000, Mr. Wang held various managerial and technical positions in silicon valley companies including Oracle, Informix, and E-Loan. Mr. Wang received a bachelor’s degree from the University of Science and Technology of China and a master’s degree in computer science from the University of Chinese Academy of Sciences. He later obtained his second master’s degree in computer science from University of Florida.

Hailong Xiang has served as our senior vice president since October 2014, and is in charge of our business products and sales force management. Mr. Xiang joined us in February 2005 following our acquisition of Shanghai Qilang, an internet services firm established by Mr. Xiang in 2000. Since joining us, Mr. Xiang has led the reorganization of our direct sales force, and significantly improved the efficiency of the business process and expedited the monetization of our main services and products. Mr. Xiang received his bachelor’s degree in computer science from East China Normal University.

Mingyuan Li has served as our vice president since July 2013, and is in charge of our mobile products and operations. Mr. Li first joined us in 2004. He was responsible for the early Content Management System for our social content, and built and managed our user product marketing operations system. From August 2010 to November 2011, Mr. Li served as vice president of product at UCWeb. Mr. Li returned to our company in November 2011. Mr. Li received his bachelor’s degree from Communication University of China, and an Executive M.B.A. from the China Europe International Business School.

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

James Ding has served as our independent director since our initial public offering in August 2005. Mr. Ding served as a co-chairman of the board of directors of AsiaInfo-Linkage Inc., a former NASDAQ-listed company, from July 2010 to January 2014. Prior to that, Mr. Ding served as the chairman of the board of AsiaInfo from April 2003 to July 2010, and a member of the board since AsiaInfo’s inception in 1993. Mr. Ding served as the chief executive officer and president of AsiaInfo from 1999 to 2003 and as senior vice president and chief technology officer of AsiaInfo from 1993 to 1999. Mr. Ding is currently a general partner and managing director of GSR Ventures, an early stage venture fund focusing on semiconductor, internet, wireless, new media and green technology investment in China. Mr. Ding also serves as an independent director of Huayi Brothers Media Corporation, a ChiNext Shenzhen-listed company. Mr. Ding received a master’s degree in information science from the University of California, Los Angeles and a bachelor’s degree in chemistry from Peking University in China.

Nobuyuki Idei has served as our independent director since June 2007. Mr. Idei currently also serves as a director of FreeBit Co, Ltd., a Tokyo Stock Exchange-listed company, a director of Lenovo Group, a Hong Kong Stock Exchange-listed company, and a director of Monex Group, Inc., a Tokyo Stock Exchange-listed company.

Mr. Idei is also a member of Tsinghua University SEM Advisory Board and chairman of the National Conference on Fostering Beautiful Forests in Japan. Mr. Idei is founder and CEO of Quantum Leaps, an executive advisory company he established in September 2006. Quantum Leaps aims to enhance Japan’s competitiveness by supporting corporate transformation and by creating an open platform to nurture technology-driven venture companies. Mr. Idei is also founder and chairman of the board of Asia Innovators’ Initiative, a private non-profit organization that he established in 2011 to serve as a catalyst for social innovation in Asia by bringing together a diverse range of individuals and promoting knowledge sharing. For more than a decade from 1995, Mr. Idei was a member of top management at Sony, as president and COO, and chairman and CEO. He later served as chairman of the advisory board from 2007 to 2012. Prior to that, Mr. Idei held a range of leadership positions at Sony including general manager of the audio division, and the computer division, and senior general manager of the home video group. Mr. Idei has also served in a number of other advisory positions including as counselor to the Bank of Japan, member of Japan’s national IT Strategy Council, and vice chairman of Nippon Keidanren. Mr. Idei received a bachelor’s degree in economics and politics from Waseda University in Tokyo.

Greg Penner has served as our director since July 2004. Mr. Penner is a general partner at Madrone Capital Partners, an investment management firm based in Menlo Park, California. From 2002 to 2004, Mr. Penner was the senior vice president and chief financial officer of Wal-Mart Japan. From 2000 to 2002, Mr. Penner was senior vice president of finance and strategy for Walmart.com. From 1997 to 2000, Mr. Penner was a general partner at Peninsula Capital, an early stage venture capital fund. Previously, Mr. Penner worked in strategic planning at Wal-Mart Stores, Inc. and corporate finance at Goldman, Sachs & Co. Mr. Penner is the vice chairman of the board of Wal-Mart Stores, Inc. and is also a director of Teach for America. Mr. Penner received an M.B.A. degree from the Stanford Graduate School of Business and a bachelor’s degree in international economics from the School of Foreign Service at Georgetown University.

Dejian Liu has served as our director since October 2013. Mr. Liu is the founder, chairman and executive director of NetDragon, a China-based developer and operator of online games and mobile internet platforms listed on the Hong Kong Stock Exchange. Since founding NetDragon in 1999, he has led it to become a leading player in China’s online gaming and mobile internet industries. Mr. Liu is responsible for NetDragon’s overall strategic development and is the chief designer in its game development team. Mr. Liu also served as chairman and non-executive director of 91 Wireless, which was a former subsidiary of NetDragon and acquired by us in October 2013. Mr. Liu was vice president of Beso Biological Research Center, Inc. from 1995 to 2005. He was also vice president of Fuzhou Yangzhenhua 851 Bio-Engineering Research Inc. from 1995 to 2000 before being promoted to president of that organization in 2001. Mr. Liu received a bachelor’s degree in Chemistry from the University of Kansas.

B.	Compensation

In 2014, we paid an aggregate of approximately RMB29.3 million (US$4.7 million) in cash compensation and granted options to purchase an aggregate of 15,603 Class A ordinary shares and 9,647 restricted Class A ordinary shares to our executive officers as a group. We also paid an aggregate of approximately RMB0.5 million (US$79,750) in cash compensation and granted options to purchase an aggregate of 998 restricted Class A ordinary shares to our non-executive directors as a group. Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Our board of directors and shareholders approved the issuance of up to 5,040,000 ordinary shares upon exercise of awards granted under our 2000 option plan. Our 2000 option plan terminated in January 2010 upon the expiration of its ten-year term. At the annual general meeting held on December 16, 2008, our shareholders approved a 2008 share incentive plan, which has reserved an additional 3,428,777 Class A ordinary shares for awards to be granted pursuant to its terms. As of December 31, 2014, options to purchase an aggregate of 264,934 Class A ordinary shares and an aggregate of 331,338 restricted Class A ordinary shares had been granted under the 2008 share incentive plan.

The following table summarizes, as of December 31, 2014, the outstanding options and restricted Class A ordinary shares that we granted to our current directors and executive officers and to other individuals as a group under our 2000 option plan and 2008 share incentive plan. Each Class A ordinary share is represented by 10 ADSs.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Grant Date	Expiration Date
Robin Yanhong Li	6,500		133.86	February 11, 2009	February 11, 2019
	4,515		1,418.30	February 16, 2012	February 16, 2022
	4,247		1,058.90	January 25, 2011	January 25, 2021
	10,598		1,083.00	January 31, 2013	January 31, 2023
	2,415		1,725.30	February 24, 2014	February 24, 2024
	886	(1)	—	February 24, 2014	N/A
Jennifer Xinzhe Li	*		1,058.90	January 25, 2011	January 25, 2021
	*		1,418.30	February 16, 2012	February 16, 2022
	*		1,083.00	January 31, 2013	January 31, 2023
	*		1,725.30	February 24, 2014	February 24, 2024
	*	(1)	—	February 24, 2014	N/A
Ya-Qin Zhang	*	(1)	—	October 29, 2014	N/A
	*		2,245.50	October 29, 2014	October 29, 2024
Jing Wang	*		648.96	April 15, 2010	April 15, 2020
	*		1,418.30	February 16, 2012	February 16, 2022
	*		1,083.00	January 31, 2013	January 31, 2023
	*	(1)	—	February 24, 2014	N/A
	*		1,725.30	February 24, 2014	February 24, 2024
	*	(1)	—	April 23, 2014	N/A
Hailong Xiang	*		1,501.70	July 21, 2011	July 21, 2021
	*		1,418.30	February 16, 2012	February 16, 2022
	*		1,083.00	January 31, 2013	January 31, 2023
	*	(1)	—	July 18, 2013	N/A
	*		1,112.00	July 18, 2013	July 18, 2023
	*	(1)	—	February 24, 2014	N/A
	*		1,725.30	February 24, 2014	February 24, 2024
	*	(1)	—	October 29, 2014	N/A
	*		2,245.50	October 29, 2014	October 29, 2024
Mingyuan Li	*	(1)	—	February 16, 2012	N/A
	*		1,067.00	November 1, 2012	November 1, 2022
	*	(1)	—	January 31, 2013	N/A
	*	(1)	—	October 23, 2013	N/A
	*	(1)	—	February 24, 2014	N/A
	*	(1)	—	April 23, 2014	N/A
	*	(1)	—	July 15, 2014	N/A
William Decker	*	(1)	—	February 24, 2014	N/A
James Ding	*	(1)	—	February 24, 2014	N/A
Nobuyuki Idei	*	(1)	—	February 24, 2014	N/A
Greg Penner	*	(1)	—	February 24, 2014	N/A
Dejian Liu	*	(1)	—	October 23, 2013	N/A
Other individuals as a group	332,466		—	—	—

*	The options and restricted shares in aggregate held by each of these directors and officers represent less than 1% of our total outstanding shares.
(1)	Restricted shares.

The following paragraphs summarize the key terms of our 2008 share incentive plan adopted on December 16, 2008.

2008 Share Incentive Plan

Types of Awards. We may grant the following types of awards under our 2008 share incentive plan:

•	options;

•	restricted shares;

•	restricted share units; and

•	any other form of award granted to a participant pursuant to the 2008 plan.

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

In 2014, our audit committee held meetings or passed resolutions by unanimous written consent six times.

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

In 2014, our compensation committee held meetings or passed resolutions by unanimous written consent six times.

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

In 2014, our corporate governance and nominating committee passed resolutions by unanimous written consent once.

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

We had 20,877, 31,676 and 46,391 employees as of December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, we had 2,481 employees in management and administration, 19,532 employees in research and development, 3,463 employees in operation and service, and 20,915 employees in sales and marketing. As of December 31, 2014, we had 27,235 employees in Beijing, 18,600 employees outside of Beijing but within China, and 556 employees outside of China. We also hire temporary employees and contractors from time to time. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to manage our expanding operations effectively.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2015 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

Shares Beneficially Owned
Directors and Executive Officers:	Number(1)	%(2)
Robin Yanhong Li(3)	5,570,815	15.9%
Jennifer Xinzhe Li	*	*
Ya-Qin Zhang	*	*
Jing Wang	*	*
Hailong Xiang	*	*
Mingyuan Li	*	*
William Decker(4)	*	*
James Ding(5)	*	*
Nobuyuki Idei(6)	*	*
Greg Penner(7)	*	*
Dejian Liu(8)	—	—
All Directors and Executive Officers as a Group(9)	5,838,897	16.6%
Principal Shareholders:
Handsome Reward Limited(10)	5,490,000	15.6%
Baillie Gifford & Co (Scottish partnership)(11)	2,256,661	6.4%
T. Rowe Price Associates, Inc.(12)	1,953,701	5.6%

*	Less than 1% of our total outstanding Class A ordinary shares and Class B ordinary shares.
**

Except for our non-executive directors, the business address of our directors and executive officers is c/o Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.

(1)

The number of shares beneficially owned by each named director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested or will vest within 60 days after February 28, 2015, and restricted shares held by such person that will vest within 60 days after February 28, 2015. The options and restricted shares were granted under our 2008 share incentive plan.

(2)

Percentage of beneficial ownership of each named director and executive officer is based on 35,119,651 ordinary shares (consisting of 27,626,730 Class A ordinary shares and 7,492,921 Class B ordinary shares) of our company outstanding as of February 28, 2015, the number of ordinary shares underlying options that have vested or will vest within 60 days after February 28, 2015, and the number of restricted shares that will vest within 60 days after February 28, 2015, each as held by such person as of that date.

(3)

Includes (i) 37,665 Class A Ordinary Shares directly held by Mr. Li on record; (ii) 20,460 Class A ordinary shares in the form of ADSs held in the brokerage account of the administrator of the issuer’s employee stock option program; (iii) 2,466 restricted Class A Ordinary Shares that have vested as of February 28, 2015; (iv) 20,224 Class A Ordinary Shares issuable upon exercise of options within 60 days after the date of February 28, 2015; and (v) 5,490,000 Class B Ordinary Shares held by Handsome Reward Limited, a British Virgin Islands company wholly owned and controlled by Mr. Li, and excludes 25,000 Class A Ordinary Shares, 1,576,667 Class B Ordinary Shares and 35,000 Class A Ordinary Shares in the form of ADSs in her brokerage account, held by Melissa Ma, Mr. Li’s wife, of which Mr. Li disclaims beneficial ownership.

(4)	The address of Mr. Decker is 24 Nordic Way, Saranac Lake, New York 12983, U.S.A.
(5)	The business address of Mr. Ding is 56/F, China World Tower 3, No. 1 Jianguomenwai Street, Chaoyang District, Beijing 100004, PRC.
(6)	The business address of Mr. Idei is Parkside 6 #502, 9-5-12 Akasaka Minato-ku, Tokyo 107-0052 Japan.
(7)	The business address of Mr. Penner is 3000 Sand Hill Road, Building 1, Suite 150, Menlo Park, California 94025, U.S.A.
(8)	The business address of Mr. Liu is 58 Hot Spring Branch Road, Fuzhou, Fujian 350001, PRC.

(9)	Includes ordinary shares, ordinary shares issuable upon exercise of options and restricted shares, held by all of our directors and executive officers as a group.
(10)

Represents 5,490,000 Class B ordinary shares held by Handsome Reward Limited, a British Virgin Island company wholly owned and controlled by Mr. Robin Yanhong Li. The business address of Handsome Reward Limited is c/o Robin Yanhong Li, Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.

(11)

Represents 2,256,661 Class A ordinary shares in the form of ADSs held by Baillie Gifford & Co (Scottish partnership), as reported on Schedule 13G filed by Baillie Gifford & Co (Scottish partnership) on January 21, 2015. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of February 28, 2015. The address of Baillie Gifford & Co (Scottish partnership) is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

(12)

Represents 1,953,701 Class A ordinary shares in the form of ADSs held by T. Rowe Price Associates, Inc., as reported on Schedule 13G filed by T. Rowe Price Associates, Inc. on February 13, 2015. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of February 28, 2015. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202, U.S.A.

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

As of February 28, 2015, 35,119,651 of our ordinary shares were issued and outstanding. To our knowledge, approximately 79.7% of our total outstanding ordinary shares were held by four record shareholders in the United States, including approximately 78.5% held by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

As of December 31, 2013 and 2014, we had RMB371.0 million and RMB50.1 thousand (US$8.1 thousand), respectively, due from related parties. The decrease of the balance was primarily due to the borrowings provided by us to one noncontrolling shareholder of an acquired subsidiary, which was settled in 2014. The amount outstanding as of March 27, 2015 was RMB50.1 thousand (US$8.1 thousand).

As of December 31, 2013 and 2014, we had RMB373.6 million and RMB8.4 million (US$1.4 million), respectively, due to related parties. The decrease of the balance was primarily due to the settlement of unsecured and interest free loans provided by a noncontrolling shareholder of an acquired subsidiary, partially offset by the payable to Mr. Robin Yanhong Li for reimbursement of his use of an aircraft beneficially owned by his spouse for our business purposes. The amount outstanding as of March 27, 2015 was RMB1.4 million (US$0.2 million).

In 2014, our board of directors approved Mr. Robin Yanhong Li’s use of an aircraft beneficially owned by his spouse for our business purposes. The board also approved our reimbursements to Mr. Li in connection with his use of the aircraft for business travel based on the following principal terms: (i) a pre-set fixed rate per operating hour for use of the aircraft, as such rate may be adjusted, subject to the board approval, and (ii) the amount of fees and out-of-pocket expenses incurred that are directly related to the flight for business travel. The hourly rate for use of the aircraft was determined based on an analysis of market rates for the charter of comparable aircrafts.

In 2014, we also had certain transactions with one of our executive officers, Hailong Xiang. Pursuant to the agreements between us, certain of our subsidiaries rent an office building owned by the family members of Hailong Xiang. The amount of related rental expenses was RMB8.6 million (US$1.4 million) in 2014. All of related balances had been settled as of December, 31, 2014.

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

In September 2011, three Chinese writers filed 16 complaints against us before the Haidian District People’s Court in Beijing, alleging that our Baidu WenKu had infringed upon their copyrights to certain literary works. In December 2011, the plaintiffs withdrew their complaints. However, in January 2012, the writers re-filed their complaints for the same claims with the Haidian District People’s Court in Beijing, seeking compensation in an aggregate amount of RMB1.9 million (US$0.3 million). The Haidian District People’s Court in Beijing issued rulings for these cases in September 2012. The court held in seven of these cases that we “should have known” the files uploaded by users to Baidu WenKu infringed upon the plaintiffs’ copyrights and failed to take necessary actions to remove the infringing content immediately despite the plaintiffs’ notification of the infringement and request to remove the infringing content, and ordered us to pay for the plaintiffs’ damages in an aggregate amount of approximately RMB0.2 million (US$28 thousand). The court held in these seven cases that we would have been exempted from liabilities if we had removed the infringing content immediately upon the receipt of the warning and removal request from the copyright holders. The court dismissed all plaintiffs’ claims in the other cases. None of the parties has filed any appeals.

In 2013, 125 complaints were filed against Baidu Netcom before various courts in China alleging that our Baidu Video Search had infringed various copyrights. The aggregate amount of the damages sought in these 125 complaints totals approximately RMB16.9 million (US$2.7 million). All of these cases are closed, and the aggregate amount of compensation awarded by the courts to the plaintiffs in our lost cases is approximately RMB0.2 million (US$39 thousand).

As of December 31, 2014, we were involved in 330 cases pending in various PRC and U.S. courts. The aggregate amount of damages sought under these cases is approximately RMB1.0 billion (US$163.8 million).

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

The following table provides the high and low trading prices for our ADSs on NASDAQ for (i) the years 2010, 2011, 2012. 2013 and 2014, (ii) each of the four quarters of 2013 and 2014, and (iii) each of the past six full months. For ease of comparison, the ADS prices before May 12, 2010 have been retroactively adjusted to reflect the ADS to Class A ordinary share ratio change that took effect on May 12, 2010.

	Trading Price
	High	Low
Annual Highs and Lows
2010	115.04	38.47
2011	165.96	97.58
2012	154.15	85.96
2013	181.25	82.98
2014	251.99	140.66
Quarterly Highs and Lows
First Quarter 2013	114.88	83.31
Second Quarter 2013	103.61	82.98
Third Quarter 2013	155.80	88.89
Fourth Quarter 2013	181.25	141.52
First Quarter 2014	189.34	144.16
Second Quarter 2014	188.66	140.66
Third Quarter 2014	231.41	176.69
Fourth Quarter 2014	251.99	194.31
Monthly Highs and Lows
September 2014	231.41	208.35
October 2014	242.62	194.31
November 2014	251.99	233.00
December 2014	242.00	217.50
January 2015	234.67	212.82
February 2015	220.83	199.70
March 2015 (through March 26, 2015)	218.56	202.20

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on NASDAQ since August 5, 2005 under the symbol “BIDU.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

United States Federal Income Taxation

The following discussion describes certain U.S. federal income tax considerations under present law of the ownership and disposition of the ADSs or ordinary shares. This summary applies only to investors that are U.S. Holders (as defined below) and that hold the ADSs or ordinary shares as capital assets. This discussion is based on the tax laws of the United States as in effect on the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	persons that elect to mark their securities to market;

•	tax-exempt entities;

•	persons liable for the alternative minimum tax;

•	regulated investment companies;

•	certain expatriates or former long-term residents of the United States;

•	governments or agencies or instrumentalities thereof;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons whose functional currency is other than the U.S. dollar; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration.

U.S. Holders are urged to consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or ordinary shares.

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

With respect to non-corporate U.S. Holders (including individual U.S. Holders), dividends may be taxed at the lower applicable capital gains rate provided that (i) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and the PRC, (ii) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or for the preceding taxable year, (iii) certain holding period requirements are met, and (iv) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the NASDAQ Global Select Market will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

Sale, Exchange or Other Disposition of the ADSs or ordinary shares

Subject to the passive foreign investment company rules discussed below, you will recognize gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gain as PRC source income. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a “passive foreign investment company,” or “PFIC,” for our taxable year ended December 31, 2014 and we do not expect to be a PFIC for our taxable year ending December 31, 2015 or for the foreseeable future. However, our PFIC status for the current taxable year ending December 31, 2015 will not be determinable until the close of the taxable year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or “regularly traded,” on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed on the NASDAQ Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC.

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

We previously filed with the SEC our registration statement on Form F-1, as amended and prospectus under the Securities Act of 1933, with respect to our ordinary shares. We have also previously filed with the SEC our registration statement on Form F-3 with respect to the sale of debt securities by our company on a continuous basis, a prospectus under the Securities Act with respect to our issuance of US$1.5 billion senior unsecured notes in two equal tranches, due in 2017 and 2022 with stated interest rates of 2.25% and 3.50%, respectively, a prospectus under the Securities Act with respect to our issuance of US$1.0 billion senior unsecured notes due in 2018 with stated interest rate of 3.25% and a prospectus under the Securities Act with respect to our issuance of US$1.0 billion senior unsecured notes due in 2019 with stated interest rate of 2.75%.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

We had RMB545.9 million (US$88.0 million) in long-term held-to-maturity investments as of December 31, 2014, with a weighted average duration of approximately 1.43 years. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of approximately RMB7.5 million (US$1.2 million) in the fair value of these long-term held-to-maturity investments as of December 31, 2014.

Foreign Exchange Risk

Most of our revenues and costs are denominated in RMB, while a portion of our cash and cash equivalents, short-term financial assets, long-term loans payable and notes payable are denominated in U.S. dollars. Our exposure to foreign exchange risk primarily relates to those financial assets and financial liabilities denominated in U.S. dollars. Any significant revaluation of RMB against the U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material and adverse effect on your investment.” In addition, we commenced operation in Japan in late 2007. To the extent we need to make capital injections into our Japan operation by converting U.S. dollars into Japanese Yen, we will be exposed to the fluctuations in the exchange rate between the U.S. dollar and the Japanese Yen. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments.

The RMB depreciated by 2.43% against the U.S. dollar in 2014. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB2.6 billion (US$413.8 million) in the value of our U.S. dollar-denominated long-term loans payable and notes payable at December 31, 2014.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2015, we received approximately US$4.0 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2014, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2014, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

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

	2013		2014
Audit fees(1)	US$	3,444,858	US$	3,720,586
Tax fees(2)	US$	46,146	US$	112,187
All other fees(3)	US$	2,153	US$	2,128

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2013 and 2014, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)

“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning. In 2013 and 2014, the tax fees refer to fees paid to our principal auditors for reviewing the compliance of our tax documentation and providing tax advices.

(3)	“All other fees” means the aggregate fees billed in 2013 and 2014 for our subscription of certain U.S. GAAP reading materials from our principal auditors.

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

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2014. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

2.9	Form of 3.250% Notes due 2018 (incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on August 6, 2013)

2.10

Third Supplemental Indenture dated June 9, 2014 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on June 9, 2014)

2.11	Form of 2.750% Notes due 2019 (incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on June 9, 2014)

4.1	2000 Option Plan (amended and restated effective December 16, 2008) (incorporated by reference to Exhibit 99.3 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

4.2	2008 Share Incentive Plan (incorporated by reference to Exhibit 99.4 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

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

4.25*	Translation of the Amended and Restated Equity Pledge Agreements between Baidu Online and Yazhu Zhang, and between Baidu Online and Jiping Liu, both dated January 20, 2015

4.26*

Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreements between Baidu Online, Jiping Liu and Beijing Perusal, and between Baidu Online, Yazhu Zhang and Beijing Perusal, both dated January 20, 2015

4.27

Translation of Irrevocable Powers of Attorney issued by Jiping Liu and Yazhu Zhang, the shareholders of Beijing Perusal, both dated June 23, 2006 (incorporated by reference to Exhibit 4.31 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.28*	Translation of the Amended and Restated Loan Agreements between Baidu Online and Jiping Liu and between Baidu Online and Yazhu Zhang, both dated January 20, 2015

4.29

Translation of the Technology Consulting and Services Agreement dated February 28, 2008 between Baidu Online and BaiduPay and the supplementary agreement dated April 22, 2010 (incorporated by reference to Exhibit 4.33 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.30

Translation of the Operating Agreement dated February 28, 2008 between Baidu Online, BaiduPay, Jun Yu and Baidu Netcom and the supplementary agreement dated April 22, 2010 (incorporated by reference to Exhibit 4.34 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.31

Translation of the Web Layout Copyright License Agreement dated February 28, 2008 between Baidu Online and BaiduPay (incorporated by reference to Exhibit 4.35 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

Exhibit Number	Description of Document

4.32

Translation of the Proxy Agreement between Zhixiang Liang and Baidu Online, dated April 23, 2012 (incorporated by reference to Exhibit 4.33 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.33*	Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Zhixiang Liang, dated September 16, 2014

4.34*	Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreement between Baidu Online, Zhixiang Liang and BaiduPay, dated September 16, 2014

4.35

Translation of Irrevocable Power of Attorney issued by Zhixiang Liang, the individual shareholder of BaiduPay, dated April 23, 2012 (incorporated by reference to Exhibit 4.36 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.36*	Translation of the Amended and Restated Loan Agreement between Baidu Online and Zhixiang Liang, dated September 16, 2014

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

4.57

Translation of Domain Name License Termination Agreement between Baidu Online and Baidu Netcom dated December 31, 2012 (incorporated by reference to Exhibit 4.78 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.58

Translation of Domain Name License Termination Confirmation between Baidu Online and Beijing Perusal dated December 31, 2012 (incorporated by reference to Exhibit 4.79 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.59

Translation of Trademark License Termination Agreement between Baidu Online and Baidu Netcom dated February 1, 2013 (incorporated by reference to Exhibit 4.80 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.60

Translation of Trademark License Termination Agreement between Baidu Online and Beijing Perusal dated February 1, 2013 (incorporated by reference to Exhibit 4.81 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.61

Translation of Trademark License Termination Agreement between Baidu Online and BaiduPay dated February 1, 2013 (incorporated by reference to Exhibit 4.82 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.62

Translation of Domain Name License Termination Agreement between Baidu Online and BaiduPay dated December 31, 2012 (incorporated by reference to Exhibit 4.83 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.63

Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and Baidu Netcom dated August 15, 2013 (incorporated by reference to Exhibit 4.64 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

4.64

Translation of the supplementary agreement to the Software License Agreement between Baidu Online and Baidu Netcom dated August 15, 2013 (incorporated by reference to Exhibit 4.65 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

4.65

Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and Beijing Perusal dated August 15, 2013 (incorporated by reference to Exhibit 4.66 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

4.66

Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and BaiduPay dated August 15, 2013 (incorporated by reference to Exhibit 4.67 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

4.67

Translation of the supplementary agreement to the Amended and Restated Loan Agreement between Baidu Online and Robin Yanhong Li and Zhan Wang dated March 1, 2014 (incorporated by reference to Exhibit 4.68 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

4.68

Transaction Framework Agreement, dated May 7, 2013, by and among PPStream Inc., Qiyi.com, Inc. and other parties thereto (incorporated by reference to Exhibit 4.69 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

4.69

Agreement and Plan of Merger, dated August 14, 2013, between Baidu (Hong Kong) Limited, Baidu (Hong Kong) Sub Limited and 91 Wireless Websoft Limited (incorporated by reference to Exhibit 4.70 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

Exhibit Number	Description of Document

4.70

Term Loan Facility Agreement between Baidu, Inc. and Sumitomo Mitsui Banking Corporation dated July 24, 2013 (incorporated by reference to Exhibit 4.71 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

4.71

Term Loan Facility Agreement between Baidu, Inc. and Australia and New Zealand Banking Group Limited (Hong Kong Branch) dated August 13, 2013 (incorporated by reference to Exhibit 4.72 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

4.72*	Loan Agreement between Baidu, Inc. and Bank of China, Los Angeles Branch dated December 9, 2014

4.73*	Loan Agreement between Baidu, Inc. and Bank of China, Los Angeles Branch dated December 9, 2014

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

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

Date: March 27, 2015

BAIDU, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Baidu, Inc.

We have audited the accompanying consolidated balance sheets of Baidu, Inc. (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baidu, Inc. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Baidu, Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

March 27, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Baidu, Inc.

We have audited Baidu, Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Baidu, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Baidu, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Baidu, Inc. as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014 of Baidu, Inc., and our report dated March 27, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

March 27, 2015

BAIDU, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		December 31,
	Notes	2013	2014	2014
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		9,691,797	13,852,725	2,232,654
Restricted cash		259,533	413,010	66,565
Short-term investments	4	28,734,761	43,818,037	7,062,186
Accounts receivable, net of allowance of RMB43,814 and RMB93,877 (US$15,130) for 2013 and 2014, respectively	5	2,220,846	3,664,447	590,602
Deferred tax assets, net	12	286,844	684,952	110,394
Amounts due from related parties	19	104	50	8
Other current assets, net	6	1,835,265	3,407,427	549,177

Total current assets		43,029,150	65,840,648	10,611,586

Non-current assets:
Fixed assets, net	7	5,370,268	8,705,364	1,403,050
Intangible assets, net	8	3,630,315	3,574,359	576,082
Goodwill	8	16,864,350	17,418,895	2,807,416
Long-term investments, net	4	634,777	2,878,922	463,998
Deferred tax assets, net	12	97,940	259,127	41,764
Amounts due from related parties	19	370,916	—	—
Other non-current assets		988,072	984,193	158,622

Total non-current assets		27,956,638	33,820,860	5,450,932

Total assets		70,985,788	99,661,508	16,062,518

LIABILITIES AND EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB4,031,176 and RMB9,813,366 (US$1,581,628) as of December 31, 2013 and 2014, respectively):	1
Short-term loans	10	—	93,000	14,989
Accounts payable and accrued liabilities	9	7,362,138	12,964,893	2,089,562
Customer advances and deposits		2,977,872	4,296,440	692,460
Deferred revenue		226,599	164,809	26,562
Deferred income		77,287	518,543	83,574
Long-term loans, current portion	10	343,625	2,167,405	349,322
Amounts due to related parties	19	398	8,385	1,351
Capital lease obligation		44,907	57,346	9,242

Total current liabilities		11,032,826	20,270,821	3,267,062

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB975,793 and RMB781,835 (US$126,009) as of December 31, 2013 and 2014, respectively):	1
Deferred income		376,491	39,626	6,387
Long-term loans	10	2,112,359	1,860,000	299,778
Notes payable	11	15,116,990	21,647,023	3,488,867
Deferred tax liabilities	12	1,200,270	1,143,821	184,350
Amounts due to related parties	19	373,227	8	1
Capital lease obligation		40,999	50,079	8,071
Other non-current liabilities		67,376	144,542	23,296

Total non-current liabilities		19,287,712	24,885,099	4,010,750

Total liabilities		30,320,538	45,155,920	7,277,812

Commitments and contingencies	14
Redeemable noncontrolling interests	15	—	1,894,502	305,338
Equity
Class A ordinary shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,492,452 shares and 27,613,315 shares issued and outstanding as at December 31, 2013 and 2014, respectively	16	12	12	2
Class B ordinary shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,537,921 shares and 7,492,921 shares issued and outstanding as at December 31, 2013 and 2014, respectively	16	3	3	—
Additional paid-in capital		3,056,418	3,633,919	585,682
Retained earnings	16	34,525,386	47,659,772	7,681,361
Accumulated other comprehensive income	16	843,096	231,923	37,379

Total Baidu, Inc. shareholders’ equity		38,424,915	51,525,629	8,304,424

Noncontrolling interests		2,240,335	1,085,457	174,944

Total equity		40,665,250	52,611,086	8,479,368

Total liabilities, redeemable noncontrolling interests and equity		70,985,788	99,661,508	16,062,518

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the Years Ended December 31,
	Notes	2012	2013	2014	2014
		RMB	RMB	RMB	US$
Revenues:
Online marketing services		22,245,643	31,802,219	48,495,215	7,816,010
Others		60,383	141,705	557,103	89,789

Total revenues		22,306,026	31,943,924	49,052,318	7,905,799

Operating costs and expenses:
Cost of revenues		(6,448,545)	(11,471,839)	(18,885,450)	(3,043,781)
Selling, general and administrative		(2,501,336)	(5,173,533)	(10,382,142)	(1,673,298)
Research and development		(2,304,825)	(4,106,832)	(6,980,962)	(1,125,127)

Total operating costs and expenses		(11,254,706)	(20,752,204)	(36,248,554)	(5,842,206)

Operating profit		11,051,320	11,191,720	12,803,764	2,063,593

Other income:
Interest income		866,465	1,308,542	1,992,818	321,184
Interest expense		(107,857)	(447,084)	(628,571)	(101,307)
Foreign exchange (loss) income, net		(4,533)	(48,379)	75,780	12,214
Loss from equity method investments		(294,229)	(5,806)	(26,952)	(4,344)
Others, net		454,271	186,023	257,704	41,534

Total other income, net		914,117	993,296	1,670,779	269,281

Income before income taxes		11,965,437	12,185,016	14,474,543	2,332,874

Income taxes	12	(1,574,159)	(1,828,930)	(2,231,172)	(359,599)

Net income		10,391,278	10,356,086	12,243,371	1,973,275

Net loss attributable to noncontrolling interests		64,750	162,880	943,698	152,097

Net income attributable to Baidu, Inc.		10,456,028	10,518,966	13,187,069	2,125,372

Earnings per share for Class A and Class B ordinary shares:	17
Basic		298.62	299.75	374.60	60.37
Diluted		298.29	299.32	373.15	60.14
Earnings per ADS (1 Class A ordinary share equals 10 ADSs):	17
Basic		29.86	29.98	37.46	6.04
Diluted		29.83	29.93	37.32	6.01
Weighted average number of Class A and Class B ordinary shares outstanding
Basic		34,939,838	34,986,228	35,062,466	35,062,466
Diluted		34,979,459	35,036,346	35,198,474	35,198,474
Other comprehensive income (loss):	16
Foreign currency translation adjustment		(6,100)	190,322	(445,710)	(71,835)
Unrealized gains (losses) on available-for-sale investments, net of reclassification		11,391	668,372	(145,310)	(23,420)

Other comprehensive income (loss), net of tax		5,291	858,694	(591,020)	(95,255)

Comprehensive income		10,396,569	11,214,780	11,652,351	1,878,020

Comprehensive loss attributable to noncontrolling interests		65,584	225,560	923,545	148,848

Comprehensive income attributable to Baidu, Inc.		10,462,153	11,440,340	12,575,896	2,026,868

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	10,391,278	10,356,086	12,243,371	1,973,275
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of fixed assets and computer parts	1,281,336	1,702,140	2,223,907	358,429
Gain on disposal of fixed assets	(2,783)	(16,051)	(24,395)	(3,932)
Amortization of intangible assets and licensed copyrights	234,001	949,850	1,748,387	281,789
Deferred income tax, net	(59,030)	330,636	(693,448)	(111,764)
Share-based compensation	212,309	514,727	962,740	155,166
(Reversal of) provision for doubtful accounts	(847)	39,137	77,472	12,486
Investment income	(745,526)	(1,100,054)	(1,929,192)	(310,930)
Net gain from step-acquisition and settlement of pre-existing relationship	(486,339)	—	(75,229)	(12,125)
Assets impairment	169,180	24,197	95,049	15,319
Loss from equity method investments	294,229	5,806	26,952	4,344
Gain on disposal of a subsidiary	(15,238)	—	—	—
Other noncash (income) expense	(57,544)	19,186	32,435	5,228
Changes in operating assets and liabilities, net of effects of acquisitions:
Restricted cash	85,429	(151,435)	(51,077)	(8,232)
Accounts receivable	(338,602)	(773,787)	(1,462,086)	(235,645)
Other assets	(10,664)	(1,303,334)	(1,628,737)	(262,505)
Amounts due from related parties	(794,508)	(54)	370,970	59,790
Customer advances and deposits	489,769	866,620	1,313,806	211,747
Accounts payable and accrued liabilities	778,003	2,005,559	5,028,890	810,509
Deferred revenue	31,416	122,347	(61,790)	(9,959)
Deferred income	199,785	199,272	104,391	16,825
Amounts due to related parties	340,340	2,123	(365,241)	(58,866)

Net cash generated from operating activities	11,995,994	13,792,971	17,937,175	2,890,949

Cash flows from investing activities:
Acquisition of fixed assets	(2,310,860)	(2,756,629)	(4,827,163)	(777,997)
Acquisition of computer parts	(28,901)	(12,194)	(4,302)	(693)
Proceeds from disposal of fixed assets	6,785	18,476	20,422	3,291
Acquisition of businesses, net of cash acquired (Note 3)	(820,526)	(13,201,126)	(328,891)	(53,008)
Acquisition of intangible assets	(190,303)	(909,717)	(1,563,746)	(252,030)
Capitalization of software costs	(36,315)	(2,448)	—	—
Purchases of held-to-maturity investments	(26,368,017)	(30,441,279)	(55,356,781)	(8,921,893)
Sales and maturities of held-to-maturity investments	19,351,949	29,562,045	37,449,747	6,035,804
Purchases of available-for-sale investments	(6,774,500)	(53,921,661)	(78,033,523)	(12,576,721)
Sales and maturities of available-for-sale investments	3,477,463	48,947,811	81,931,252	13,204,921
Purchases of other long-term investments	(58,666)	(350,361)	(1,777,331)	(286,454)
Sales of long-term investments	—	—	22,362	3,604
Cash distribution of long-term investments	2,811	4,143	180	29

Net cash used in investing activities	(13,749,080)	(23,062,940)	(22,467,774)	(3,621,147)

BAIDU, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Restricted cash	—	—	(102,400)	(16,504)
Proceeds from issuance of subsidiaries’ shares	100,460	1,397,283	1,846,819	297,653
Payments to acquire subsidiaries’ shares from noncontrolling interests	(1,020)	(259,879)	(622,961)	(100,403)
Proceeds from short-term loans	—	—	92,432	14,897
Repayment of short-term loans	(124,602)	(47,200)	—	—
Proceeds from long-term loans	355,499	2,144,450	1,807,646	291,339
Repayment of long-term loans	(140,000)	(2,144,450)	(347,659)	(56,033)
Payment of dividends by a subsidiary	—	—	(337,964)	(54,470)
Proceeds from issuance of notes payable	9,334,777	6,111,200	6,188,232	997,362
Payment of capital lease obligation	(27,124)	(36,629)	(72,817)	(11,736)
Payment of debt issuance costs	(37,099)	(39,400)	(32,216)	(5,192)
Proceeds from exercise of share options	56,974	156,307	192,848	31,081

Net cash generated from financing activities	9,517,865	7,281,682	8,611,960	1,387,994

Effect of exchange rate changes on cash and cash equivalents	(11,629)	(200,548)	79,567	12,824

Net increase (decrease) in cash and cash equivalents	7,753,150	(2,188,835)	4,160,928	670,620

Cash and cash equivalents at beginning of the year	4,127,482	11,880,632	9,691,797	1,562,034

Cash and cash equivalents at end of the year	11,880,632	9,691,797	13,852,725	2,232,654

Supplemental disclosures:
Interests paid	38,027	302,055	592,759	95,535
Income taxes paid	1,641,853	1,656,513	2,798,040	450,962

Non-cash investing and financing activities:
Capital lease obligation	56,220	45,554	94,336	15,204
Acquisition of fixed assets included in accounts payable and accrued liabilities	332,473	787,154	1,131,870	182,424
Acquisition of other non-current assets included in accounts payable and accrued liabilities	39,165	40,303	39,437	6,356
Non-cash acquisitions of investments	705,281	—	75,229	12,125
Non-cash acquisitions of subsidiaries	338,447	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares)

	Attributable to Baidu, Inc.					Noncontrolling interests	Total shareholders’ equity
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2011	34,914,117	15	1,771,770	13,604,334	(84,403)	97,819	15,389,535
Net income	—	—	—	10,456,028	—	(8,946)	10,447,082
Other comprehensive income (loss)	—	—	—	—	6,125	(144)	5,981
Business combination	—	—	—	—	—	32,507	32,507
Change of a subsidiary’s noncontrolling interests	—	—	—	—	—	(1,259)	(1,259)
Acquisition of a subsidiary’s shares from noncontrolling shareholders	—	—	(1,499)	—	—	478	(1,021)
Disposal of a subsidiary	—	—	—	—	—	5,253	5,253
Accretion of redeemable noncontrolling interests	—	—	—	(22,143)	—	—	(22,143)
Exercise of share-based awards	51,593	—	54,171	—	—	—	54,171
Share-based compensation	—	—	196,360	—	—	905	197,265
Issuance of subsidiary shares	—	—	74,471	—	—	—	74,471

Balances at December 31, 2012	34,965,710	15	2,095,273	24,038,219	(78,278)	126,613	26,181,842

Net income	—	—	—	10,518,966		(101,023)	10,417,943
Other comprehensive income (loss)	—	—	—	—	921,374	(7,260)	914,114
Business combination	—	—	—	—	—	427,813	427,813
Acquisition of subsidiaries’ redeemable shares from noncontrolling shareholders	—	—	(138,439)	—	—	—	(138,439)
Accretion of redeemable noncontrolling interests	—	—	—	(31,799)	—	—	(31,799)
Reclassification of redeemable noncontrolling interests	—	—	—	—	—	888,934	888,934
Exercise of share-based awards	64,663	—	165,403	—	—	850	166,253
Share-based compensation	—	—	485,185	—	—	20,468	505,653
Issuance of subsidiary shares	—	—	448,996	—	—	883,940	1,332,936

Balances at December 31, 2013	35,030,373	15	3,056,418	34,525,386	843,096	2,240,335	40,665,250

Net income	—	—	—	13,187,069	—	(943,698)	12,243,371
Other comprehensive income (loss)	—	—	—	—	(611,173)	20,153	(591,020)
Business combination	—	—	—	—	—	150,000	150,000
Acquisition of subsidiaries’ shares from noncontrolling shareholders	—	—	(406,285)	—	—	(216,676)	(622,961)
Dividends distribution by a subsidiary	—	—	—	—	—	(337,964)	(337,964)
Exercise of share-based awards	75,863	—	184,815	—	—	8,033	192,848
Share-based compensation	—	—	798,971	—	—	160,274	959,245
Accretion of redeemable noncontrolling interests	—	—	—	(52,683)	—	—	(52,683)
Issuance of subsidiary shares	—	—	—	—	—	5,000	5,000

Balances at December 31, 2014	35,106,236	15	3,633,919	47,659,772	231,923	1,085,457	52,611,086

Balances at December 31, 2014, in US$		2	585,682	7,681,361	37,379	174,944	8,479,368

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

1.    ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS

Baidu, Inc. (“Baidu” or the “Company”) was incorporated under the laws of the Cayman Islands on January 18, 2000.

As of December 31, 2014, the Company has subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Hong Kong, Japan, Cayman Islands and British Virgin Islands (“BVI”). As of December 31, 2014, the Company also effectively controls a number of variable interest entities (“VIE”) through the Primary Beneficiaries, as defined below. The VIEs include:

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

The Company, its subsidiaries, VIEs and subsidiaries of the VIEs are hereinafter collectively referred to as the “Group”. The Group offers internet search solutions and online marketing solutions, operates an online payment platform which enables users to make payments online, develops and markets scalable web/mobile application software and provides related services, conducts online advertising business in connection with online video contents broadcasting, provides mobile application distribution services, offers online game services and provides group buying services. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own, but conducts its primary business operations through its subsidiaries and VIEs in the PRC.

PRC laws and regulations prohibit or restrict foreign ownership of internet content, advertising, and audio and video services. To comply with these foreign ownership restrictions, the Group operates its websites and primarily provides services subject to such restriction in the PRC through the VIEs, the PRC legal entities that were established or whose equity shares were held by the individuals authorized by the Group. The paid-in capital of the VIEs was mainly funded by the Group through loans extended to the authorized individuals who were the shareholders of the VIEs. The Group has entered into proxy agreements or power of attorney and exclusive equity purchase option agreement with the VIEs and nominee shareholders of the VIEs through the Group’s subsidiaries (“Primary Beneficiaries”), which give the Primary Beneficiaries the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIEs through the Primary Beneficiaries or their wholly-owned subsidiaries in the PRC, which obligate the Primary Beneficiaries to absorb a majority of the risk of loss from the VIEs’ activities and entitle the Primary Beneficiaries to receive a majority of their residual returns. In addition, the Group has entered into certain agreements with the shareholders of the VIEs through the Primary Beneficiaries or their wholly-owned subsidiaries in the PRC, including loan agreements for the paid-in capital of the VIEs and share pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Primary Beneficiaries and the VIEs through the aforementioned agreements with the shareholders of the VIEs. The shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Primary Beneficiaries. In addition, through the other exclusive agreements, which consist of

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

operating agreements, technology consulting and services agreements and license agreements, the Primary Beneficiaries, by themselves or their wholly-owned subsidiaries in the PRC, demonstrate their ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of the VIEs. The VIEs are subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, the Company consolidates the VIEs as required by SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) topic 810 (“ASC 810”), Consolidation, because the Company holds all the variable interests of the VIEs through the Primary Beneficiaries.

The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the Primary Beneficiaries are further described below.

Loan Agreements

Pursuant to loan agreements amongst the shareholders of Baidu Netcom and Baidu Online, Baidu Online provided interest-free loans with an aggregate amount of RMB100.0 million to the shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with the proceeds from sale of the shareholders’ equity interest in Baidu Netcom to Baidu Online or its designated person. The terms of the loan agreements will expire on February 9, 2016 at the earliest and can be extended with the written consent of both parties before its expiration.

Each of the loan agreements amongst Baidu Online and the respective shareholders of Beijing Perusal and BaiduPay contains the same terms as those described above, except that the amount of the loans extended to the respective shareholders is RMB20.0 million and RMB31.5 million, respectively. The term of the loan agreements will expire on July 31, 2024 and September 15, 2024, respectively, and can be extended with the written consent of both parties before its expiration.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

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

Operating Agreement

Pursuant to the operating agreement amongst Baidu Online, Baidu Netcom and the shareholders of Baidu Netcom, Baidu Online provides guidance and instructions on Baidu Netcom’s daily operations and financial affairs. Baidu Online has the power to appoint senior executives of Baidu Netcom. The shareholders of Baidu Netcom must appoint the candidates recommended by Baidu Online as their representatives on Baidu Netcom’s board of directors. In addition, Baidu Online agrees to guarantee Baidu Netcom’s performance under any agreements or arrangements relating to Baidu Netcom’s business arrangements with any third party. In return, Baidu Netcom agrees that without the prior consent of Baidu Online, Baidu Netcom will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Baidu Netcom, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any agreements relating to its business operation to any third party. The agreement will be in effect for an unlimited term, until the term of business of Baidu Online or Baidu Netcom expires and extension is denied by the relevant approval authorities.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

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

License Agreements

Baidu Online and Baidu Netcom entered into a software license agreement, a trademark license agreement, a domain name license agreement and a web layout copyright license agreement (collectively, the “License Agreements”). Pursuant to the License Agreements between Baidu Online and Baidu Netcom, Baidu Online has granted to Baidu Netcom the right to use (including but not limited to) a software license, a web layout copyright license, a trademark license and a domain name. Baidu Netcom may only use the licenses in its own business operations. Baidu Online has the right to adjust the service fees at its sole discretion. The software license agreement and web layout copyright license agreement were renewed since their original expiration and would be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities. The domain name license agreement was terminated in 2012 as Baidu Online transferred the relevant domain names to Baidu Netcom. The trademark license agreement was terminated in February 2013 after Baidu Online transferred its trademarks (including pending trademark applications) to Baidu Netcom.

Baidu Online entered into a trademark license agreement, a domain name license agreement and a web layout copyright license agreement with both Beijing Perusal and BaiduPay. Each of the license agreements between Baidu Online and Beijing Perusal and between Baidu Online and BaiduPay contains the same terms as those described above. Each of the web layout copyright license agreements was renewed since original expiration and would be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities. Each of the domain name license agreement was terminated in 2012 as Baidu Online transferred the relevant domain names to Beijing Perusal and BaiduPay. Each of the trademark license agreement was terminated in February 2013 after Baidu Online transferred its trademarks (including pending trademark applications) to Beijing Perusal and BaiduPay.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

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

There are similar agreements entered into by Primary Beneficiaries besides Baidu Online with their VIEs and the respective shareholders, which resulted in a parent-subsidiary relationship between the Company and these VIEs.

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

However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of any existing and/or future PRC laws or regulations and could limit the Company’s ability, through the Primary Beneficiaries, to enforce its rights under these contractual arrangements. Furthermore, shareholders of the VIEs may have interests that are different with those of the Company, which could potentially increase the risk that they would seek to act in contrary to the terms of the aforementioned agreements.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

The following tables set forth the assets, liabilities and results of operations of the VIEs and their subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive income:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
	(In thousands)
Assets
Current
Cash and cash equivalents	1,510,320	2,250,298	362,682
Accounts receivable, net	1,373,443	2,744,793	442,380
Others	1,607,462	3,665,314	590,741

	4,491,225	8,660,405	1,395,803
Non-current
Fixed assets, net	1,350,852	1,796,162	289,489
Others	1,301,383	2,157,922	347,794

	2,652,235	3,954,084	637,283

Total	7,143,460	12,614,489	2,033,086

Third-party liabilities
Current
Accounts payable and accrued liabilities	2,944,821	6,073,083	978,803
Customer advances and deposits	801,626	802,362	129,317
Others	284,729	2,937,921	473,508

	4,031,176	9,813,366	1,581,628
Non-current	975,793	781,835	126,009

Total	5,006,969	10,595,201	1,707,637

Inter-company liabilities
Inter-company payable to subsidiaries for technology consulting and service fees	1,578,759	1,479,423	238,440
Others	510,821	889,530	143,366

Total	2,089,580	2,368,953	381,806

	For the years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(In thousands)
Total revenues	6,429,099	9,040,058	13,166,712	2,122,089
Net income (loss)	143,626	(248,664)	(352,125)	(56,752)
Net cash provided by operating activities	1,399,892	1,354,802	1,392,039	224,356
Net cash used in investing activities	(1,033,164)	(1,303,612)	(2,430,505)	(391,726)
Net cash (used in) provided by financing activities	(88,971)	595,132	1,778,444	286,633

As of December 31, 2014, there was no pledge or collateralization of the VIEs’ assets. The amount of the net liabilities of the VIEs was RMB349.67 million (US$56.36 million) as of December 31, 2014. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Primary Beneficiaries in normal

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

course of business. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and subsidiaries of the VIEs. All inter-company transactions and balances between the Company, its subsidiaries, VIEs and subsidiaries of the VIEs are eliminated upon consolidation. The Company has included the results of operations of acquired businesses from the respective dates of acquisition.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the accounts receivable allowances, fair values of options to purchase the Company’s or its subsidiaries’ ordinary shares, fair values of certain debt and equity investments, amortization of certain licensed copyright, impairment of long-lived assets, long-term investments and goodwill, the purchase price allocation and fair value of noncontrolling interests with respect to business combinations, and deferred tax valuation allowance, among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Comparative Information

Certain items in the consolidated financial statements have been reclassified to conform to the current year’s presentation to facilitate comparison.

Currency Translation for Financial Statements Presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.2046 per US$1.00 on December 31, 2014, the last business day in fiscal year 2014, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Foreign Currency

The Company’s functional currency is the US$. The Company’s subsidiaries, VIEs and subsidiaries of the VIEs determine their functional currencies based on the criteria of ASC topic 830 (“ASC 830”), Foreign Currency Matters. The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

the year and the exchange rate at the balance sheet date to translate its operating results and financial position, respectively. Any translation gains (losses) are recorded in other comprehensive income (loss). Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings as a component of other income.

Segment Reporting

In accordance with ASC topic 280 (“ASC 280”), Segment Reporting, the Company’s chief operating decision makers rely upon consolidated results of operations when making decisions about allocating resources and assessing performance of the Company; hence, the Company has only one single operating segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

Business Combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC topic 805 (“ASC 805”), Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

Restricted cash

Restricted cash mainly consists of the cash reserved in escrow accounts for the remaining payments in relation to compensation for postcombination services, cash collateral for repayment of short-term loans (Note 10), as well as the cash balances deposited by users or customers of the Group that were held for designated purposes.

The cash balances deposited by users or customers of the Group for certain businesses are considered restricted because they cannot be used for the operations of the Group or any other purposes not designated by the users or customers. The deposited balance is included in the Group’s bank accounts until being used for the designated purposes or withdrawn by the users or customers.

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

Receivables from Online Payment Agencies

Receivables from online payment agencies are cash due from the third-party online payment service providers for clearing transactions. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Company. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers used. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off after all collection efforts have been exhausted. As of December 31, 2013 and 2014, no allowance for doubtful accounts was provided for the receivables from online payment agencies.

Investments

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. The Company accounts for short-term investments in accordance with ASC topic 320 (“ASC 320”), Investments – Debt and Equity Securities. The Company classifies the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

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

Long-term investments

The Company’s long-term investments consist of cost method investments, equity method investments, held-to-maturity investments with original and remaining maturities of greater than 12 months, and available-for-sale investments.

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

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

Long-term held-to-maturity investments and available-for-sale investments are measured in the same manner as short-term held-to-maturity investments.

Fair Value Measurements of Financial Instruments

Financial instruments are in the form of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from and due to related parties, other receivables, long-term investments, accounts payable and accrued liabilities, customer advances and deposits, derivative instruments, capital lease obligation, notes payable and long-term loans. The carrying amounts of these financial instruments, except for long-term cost method investments, long-term equity method investments, long-term available-for-sale investments, long-term held-to-maturity investments, derivative instruments, notes payable and long-term loans, approximate their fair values because of their generally short maturities. Available-for-sale investments and derivative instruments were adjusted to fair value at each reporting date. The carrying amounts of long-term held-to-maturity investments and long-term loans approximate their fair values due to the fact that the related interest rates approximate the rates currently offered by financial institutions for similar debt instruments of comparable maturities. Based on the quoted market price as of December 31, 2014, the fair value of the notes payable was RMB21.81 billion (US$3.52 billion) (Note 21).

Research, Development and Computer Software

Capitalization of software developed for internal use

The Company has capitalized certain internal use software development costs in accordance with ASC subtopic 350-40 (“ASC 350-40”), Intangibles-Goodwill and Other: Internal-Use Software, amounting to RMB38.13 million, RMB2.68 million and nil for the years ended December 31, 2012, 2013 and 2014, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly include payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are included in “intangible assets, net”. The amortization expense for capitalized software costs amounted to RMB19.72 million, RMB31.65 million and RMB28.24 million (US$4.55 million) for the years ended December 31, 2012, 2013 and 2014, respectively. The unamortized amount of capitalized internal use software development costs was RMB41.48 million and RMB13.24 million (US$2.13 million) as of December 31, 2013 and 2014, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Office building	– 45 years
Office building related facility, machinery and equipment	– 15 years
Computer equipment	– 3 or 5 years
Office equipment	– 3 or 5 years
Vehicles	– 5 years
Leasehold improvements	– over the shorter of lease terms or estimated useful lives of the assets

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

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest costs capitalized for the years ended December 31, 2012, 2013 and 2014 were insignificant.

Licensed copyrights of video content

The current and non-current portions of licensed copyrights of video content are recorded in “Other current assets, net” or “Intangible assets, net”, respectively, at the lower of amortized cost or net realizable value. In accordance with ASC topic 920 (“ASC 920”), Entertainment-Broadcasters, costs incurred in purchased copyrights of video content are capitalized and amortized over the shorter of the license period or projected useful life of the video content. Any licensed copyrights that do not meet the criteria to be recorded are included in the commitments disclosure. The Company amortizes the licensed copyrights in “Cost of revenues” on an accelerated or on a straight line basis, as appropriate. If expectations of the usefulness of a video content are revised downward, the unamortized cost is written down to the estimated net realizable value. A write-down from unamortized cost to a lower estimated net realizable value establishes a new cost basis.

Goodwill and Intangible Assets

Goodwill

The Company assesses goodwill for impairment in accordance with ASC subtopic 350-20 (“ASC 350-20”), Intangibles – Goodwill and Other: Goodwill, which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

Subsequent to the acquisitions in 2011 and thereafter, there were segment managers who regularly review operating results of certain acquired entities and the rest of the Group, which constitute three separate reporting units as of December 31, 2013 and 2014.

The Company has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with Accounting Standards Update (“ASU”) No. 2011-08 (“ASU 2011-08”), Testing Goodwill for Impairment. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

In 2014, the Company performed a qualitative assessment for the reporting unit other than the certain acquired entities. Based on the requirements of ASU 2011-08, the Company evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the this reporting unit, and further impairment testing on goodwill was unnecessary as of December 31, 2014. The Company elected to assess goodwill for impairment using the two-step process at two reporting units, representing the aforementioned acquired entities. The fair value of the two reporting units exceeded their respective carrying amount, and therefore goodwill related to these two reporting units were not impaired and the Company was not required to perform further testing.

Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization. Land use rights are amortized using a straight-line method over the shorter of their estimated economic lives or the terms of related land use right contracts. All other intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives.

Intangible assets have weighted average economic lives from the date of purchase as follows:

Land use rights	– 50 years
Customer relationships	– 5.5 years
Software	– 4.2 years
Trademarks	– 9.8 years
User list	– 3.4 years
Licensed copyrights of video contents	– 3.4 years
Others	– 5.9 years

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

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

Performance-based online marketing services

Cost-per-click

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

Other performance-based online marketing services

To the extent the Company provides online marketing services based on performance criteria other than cost-per-lick, such as the number of successful reservation of hotels or issuance of air tickets, the number of downloads

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

(and user registration) of mobile applications, the number of incremental end users and the total incremental revenue generated, revenue is recognized when the specified performance criteria are met together with satisfaction of other applicable revenue recognition criteria as prescribed by ASC 605.

Display-based online advertising services

For display-based online advertising services such as text links, banners, icons or other forms of graphical advertisements in the websites or mobile applications, the Company recognizes revenue in accordance with ASC 605, on a pro-rata basis over the contractual term for cost per time advertising arrangements commencing on the date the customer’s advertisement is displayed on a specified webpage or mobile applications, or on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements. For certain display-based contractual agreements, the Company may also provide certain performance guarantees, in which cases revenue is recognized at the later of the completion of the time commitment or performance guarantee.

Online game services and other revenue sharing services

The Company operates online game platforms on which registered users can access games provided by third-party game developers. The Company also operates mobile platforms on which users can access smartphone related products such as themes, wallpapers and e-books developed and owned by third-party content providers. The rights and obligations of each party to the arrangement indicate that the Company is acting as an agent whereas the game developer or the content provider is the principal as a result of being the primary obligor in the arrangement in accordance with ASC subtopic 605-45 (“ASC 605-45”), Revenue Recognition: Principal Agent Consideration. The Company recognizes the shared revenue from these online promotional services, on a net basis, based on the ratios pre-determined with the online game developers or content providers when all the revenue recognition criteria set forth in ASC 605 are met, which is generally when the user purchases virtual currencies issued by the game developers or purchases contents developed by the content providers.

Group buying services

The Company generates revenue from group buying services as a marketing agent by offering goods and services provided by third-party merchant partners at a discount through the website or mobile application that connects merchants to consumers. The Company presents revenue on a net basis, representing the amount billed to registered users less the amount paid to merchants, in accordance with ASC 605-45. The Company acts as an agent rather than as the principal in the delivery of the products or services as it does not assume the risks and rewards of ownership of products nor is it responsible for the actual fulfillment of services. Both of these are the responsibilities of the merchants. The Company recognizes revenue when all of the criteria prescribed in ASC 605 are met, which is generally when the merchants provide the services or when the products are delivered to the customers. Since the Company’s paying users have the ability to request for full refund before redemption for the products or services offered by the merchants, the underlying sale from which the Company earns the related commission revenue as an agent is not culminated until its paying users actually redeem.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

Barter transactions

The Company engages in barter transactions from time to time and in such situations follows the guidance set forth in ASC topic 845 (“ASC 845”), Nonmonetary Transactions. While nonmonetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, or the transaction lacks commercial substance, or the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange, the transaction is recognized based on the carrying value of the product or services provided. The Company also engages in certain advertising barter transactions and follows the guidance set forth in ASC subtopic 605-20 (“ASC 605-20”), Revenue Recognition: Services. The advertising barter transactions generally are recorded at fair value. If the fair value of the advertising surrendered in the barter transaction is not determinable within required limits, the barter transaction is recorded based on the carrying amount of the advertising surrendered, which likely to be zero. The amount of revenues recognized for barter transactions was insignificant for each of the years presented.

Other revenue recognition related policies

In accordance with ASC subtopic 605-25 (“ASC 605-25”), Revenue Recognition: Multiple-Deliverable Revenue Arrangements, for arrangements that include multiple deliverables, primarily for advertisements to be displayed in different spots, placed under different forms and occur at different time, the Company allocates the total consideration of the arrangements based on their relative selling price, with the selling price of each deliverable determined using vendor-specific objective evidence (“VSOE”) of selling price, third-party evidence (“TPE”) of selling price, or management’s best estimate of the selling price (“BESP”). The Company considers all reasonably available information in determining the BESP, including both market and entity-specific factors.

The Company delivers some of its online marketing services to end customers through engaging third-party distributors. In this context, the Company may provide cash incentives to distributors. The cash incentives are accounted for as reduction of revenue in accordance with ASC subtopic 605-50 (“ASC 605-50”), Revenue Recognition: Customer Payments and Incentives.

The Company provides sales incentives to customers to entitle customers to receive reductions in the price of the online marketing services by meeting certain cumulative consumption requirements. The Company accounts for these award credits granted to members in conjunction with a current sale of products or services as a multiple-element arrangement by analogy to ASC 605-25. The consideration allocated to the award credits, as deferred revenue, is based on an assumption that the customer will purchase the minimum amount of future service necessary to obtain the maximum award credits available. The deferred revenue is recognized as revenue proportionately as the future services are delivered to the customer or when the award credits expire.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

In accordance with ASC 605-45, the Company includes the sales tax and surcharges incurred on its online marketing revenues in cost of revenues. The sales tax and surcharges in cost of revenues for the years ended December 31, 2012, 2013 and 2014 were RMB1.57 billion, RMB2.33 billion and RMB3.60 billion (US$579.85 million), respectively. Traffic acquisition costs represent the amounts paid or payable to Baidu Union members who direct search queries to the Company’s websites or distribute the Company’s customers’ paid links through their properties. These payments are primarily based on revenue sharing arrangements under which the Company pays its Baidu Union members and other business partners a percentage of the fees it earns from its online marketing customers.

Advertising Expenses

Advertising expenses, primarily advertisements through various forms of media, are included in “Selling, general and administrative expense” in the consolidated statements of comprehensive income and are expensed when incurred. Advertising expenses for the years ended December 31, 2012, 2013 and 2014 were RMB326.83 million, RMB191.61 million and RMB385.06 million (US$62.06 million), respectively.

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

The Company applies the provisions of ASC topic 740 (“ASC 740”), Income Taxes, in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2012, 2013 and 2014, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

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

Earnings Per Share (“EPS”)

The Company computes earnings per Class A and Class B ordinary shares in accordance with ASC topic 260 (“ASC 260”), Earnings Per Share, using the two-class method. Under the provisions of ASC 260, basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation. The Company accounts for the accretion of the redeemable noncontrolling interests in the calculation of income available to ordinary shareholders of the Company used in the earnings per share calculation.

Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options, restricted shares subject to forfeiture, and contracts that may be settled in the Company’s stock or cash. The dilutive effect of outstanding stock options and restricted shares is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted net income per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net income per share of Class B ordinary shares does not assume the conversion of such shares.

The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting rights. As a result, and in accordance with ASC 260, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted net income per share of Class A ordinary shares, the undistributed earnings are equal to net income for that computation.

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

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties and long-term held-to-maturity investments. As of December 31, 2014, the Company has RMB58.63 billion (US$9.45 billion) in cash and cash equivalents, restricted cash, short-term investments and long-term held-to-maturity investments, 86.37% and 13.63% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. The Company’s total cash and cash equivalents, restricted cash, short-term investments and long-term held-to-maturity investments held at China Merchants Bank and Bank of China exceeded 10%, representing 31.26% and 17.54% of the Company’s total cash and cash equivalents, restricted cash, short-term investments and long-term held-to-maturity investments as of December 31, 2014, respectively.

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those faces a material credit crisis. The Company does not foresee substantial credit risk with respect to cash and cash equivalents, restricted cash and short-term investments held at the PRC state-owned banks. Meanwhile, China

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

does not have an official deposit insurance program, nor does it have an agency similar to what was the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Company selected reputable international financial institutions with high rating rates to place its foreign currencies. The Company regularly monitors the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

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

No customer or any Baidu Union member generated greater than 10% of total revenues in any of the years presented.

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

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and RMB, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, short-term investments and notes payable denominated in the US$. On June 19, 2010, the People’s Bank of China

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The appreciation of the US$ against RMB was approximately 2.49% in 2014. Most of revenues and costs of the Company are denominated in RMB, while a portion of cash and cash equivalents and short-term financial assets are denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in US$.

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

Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on the consolidated financial statements.

3.    BUSINESS COMBINATIONS

Business Combinations in 2014:

During the year ended December 31, 2014, the Company completed several business combinations, which the Company expects to complement its existing businesses and achieve significant synergies. The acquired entities were considered insignificant, both individually and in aggregate. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

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

	RMB	US$
	(In thousands)
Purchase consideration	398,410	64,212
Net assets acquired, excluding intangible assets and the related deferred tax liabilities	(95,961)	(15,466)
Intangible assets, net	249,452	40,204
Deferred tax liabilities, noncurrent	(67,945)	(10,951)
Pre-existing equity interests	(91,677)	(14,776)
Noncontrolling interests	(150,000)	(24,175)
Goodwill	554,541	89,376

Goodwill, which is not tax deductible, is primarily attributable to the synergies expected to be achieved from the acquisitions.

Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, individually and in the aggregate, were not significant to the Company’s consolidated results of operations.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

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

RMB
(In thousands)
Purchase consideration	11,196,235
Net assets acquired, excluding intangible assets and the related deferred tax liabilities	483,341
Intangible assets, net	1,146,300
Deferred tax liabilities, noncurrent	(278,346)
Goodwill	9,844,940

Goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition. The synergies are mainly attributable to the enhancement of the Company’s leading position on the rapidly emerging mobile area, especially the distribution of applications for mobile devices, which could better promote the Company’s products, reduce costs and expenses by sharing the infrastructure, distribution channel and common research and development results, and further foster an ecosystem with better user experience for mobile products, stronger user loyalty, and greater value for both customers and developers that enhance the Company’s monetization ability on the emerging mobile markets.

Other acquisitions

The Company also completed other business combinations during 2013, which the Company expects to complement its existing businesses and achieve significant synergies. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition.

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

RMB
(In thousands)
Purchase consideration	3,865,378
Net assets acquired, excluding intangible assets and the related deferred tax liabilities	467,159
Intangible assets, net	796,415
Deferred tax liabilities, noncurrent	(112,233)
Noncontrolling interests	(427,813)
Goodwill	3,141,850

Goodwill, which is not tax deductible, is primarily attributable to the synergies expected to be achieved from the acquisitions.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

Business Combinations in 2012:

During the year ended December 31, 2012, the Company completed several business combinations, which the Company expects to complement its existing businesses and achieve significant synergies. The acquired entities were considered insignificant, both individually and in aggregate. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition.

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

The aggregate purchase price allocation included the acquisitions of Qiyi.com, Inc (“Qiyi”) and certain other acquirees. Qiyi and one of the other acquirees were equity method investees of the Company prior to their respective acquisitions. The Company applied the equity method of accounting by recognizing its share of the profit or loss in these equity method investees up to their respective dates of acquisition.

Goodwill, which is not tax deductible, is primarily attributable to the synergies expected to be achieved from the acquisitions.

4.    INVESTMENTS

Short-term Investments

As of December 31, 2014, all of the held-to-maturity investments were time deposits in commercial banks with a maturity of less than one year. The available-for-sale investments are debt securities with a maturity of less than one year purchased from commercial banks and other financial institutions as well as equity securities in listed entities.

During the years ended December 31, 2012, 2013 and 2014, the Company recorded interest income from its short-term investments of RMB726.40 million, RMB1.07 billion and RMB1.81 billion (US$291.59 million) in the consolidated statements of comprehensive income, respectively.

Long-term Investments

The Company’s long-term investments consist of cost method investments, equity method investments, held-to-maturity investments with original and remaining maturities of greater than 12 months and available-for-sale investments.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

Cost method investments

The carrying amount of cost method investments was RMB415.20 million and RMB1.72 billion (US$277.95 million) as of December 31, 2013 and 2014, respectively. The increase is primarily due to additional investments in 2014.

Equity method investments

As of December 31, 2013 and 2014, the Company holds several equity investments through its subsidiaries or VIEs, all of which were accounted for under the equity method since the Company can exercise significant influence but does not own a majority equity interest in or control them. These investments were not significant either individually or in aggregate. The carrying amount of equity method investments was RMB219.58 million and RMB219.84 million (US$35.43 million) as of December 31, 2013 and 2014, respectively.

Long-term held-to-maturity investments were time deposits in commercial banks with original and remaining maturities of greater than one year. The held-to-maturity investments are stated at amortized cost. Long-term available-for-sale equity investment represents investment in the equity securities of a publicly listed company. As the Company does not have significant influence over the investee, the investment was classified as available-for-sale and reported at fair value. Long-term available-for-sale debt investment represents investment in the redeemable preferred shares of a private company. As the preferred shares are redeemable at the option of the Company, the investment was classified as available-for-sale and measured at fair value.

The methodology used in the determination of fair values for held-to-maturity investments and available-for-sale investments were summarized in Note 21.

The total impairment charges on long-term investments were RMB169.18 million, RMB17.52 million and RMB93.42 million (US$15.06 million) for the years ended December 31, 2012, 2013 and 2014, respectively.

The short-term held-to-maturity debt investments as well as the short-term available-for-sale debt investments will mature within one year; whereas the long-term held-to-maturity debt investments as well as the long-term available-for-sale debt investments will mature after one year through five years.

	As of December 31, 2013
	Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Fair value

	RMB	RMB	RMB	RMB	RMB
	(In thousands)
Short-term investments
Held-to-maturity investments
Fixed-rate investments	19,339,250	51,897	(21,080)		19,370,067
Available-for-sale investments
Fixed-rate debt investments	7,603,087			24,871	7,627,958
Adjustable-rate debt investments	514,433			—	514,433
Equity investments	604,878			648,242	1,253,120

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

	As of December 31, 2014
	Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains(losses)	Fair value	Fair value

	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Short-term investments
Held-to-maturity investments
Fixed-rate investments	38,159,394	104,718	(15,389)		38,248,723	6,164,575
Adjustable-rate investments	60,290	—	(771)		59,519	9,593
Available-for-sale investments
Fixed-rate debt investments	2,854,682			10,414	2,865,096	461,770
Adjustable-rate debt investments	1,568,812			(269)	1,568,543	252,803
Equity investments	630,919			533,795	1,164,714	187,718
Long-term investments:
Held-to-maturity investments
Fixed-rate investments	545,930	—	(14,612)		531,318	85,633
Available-for-sale investments
Debt investment	272,680			—	272,680	43,948
Equity investment	124,000			(8,079)	115,921	18,683

5.    ACCOUNTS RECEIVABLE

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
	(In thousands)
Accounts receivable	2,264,660	3,758,324	605,732
Allowance for doubtful accounts	(43,814)	(93,877)	(15,130)

	2,220,846	3,664,447	590,602

The movements in the allowance for doubtful accounts were as follows:

	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(In thousands)
Balance as of January 1	5,806	5,768	43,814	7,062
Amounts (credited against) charged to expenses	(38)	38,046	50,063	8,068

Balance as of December 31	5,768	43,814	93,877	15,130

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

6.    OTHER CURRENT ASSETS

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
	(In thousands)
Prepaid expenses	217,918	420,227	67,728
Advances to suppliers	539,608	1,225,972	197,591
Tax prepayments	266,630	323,618	52,158
Receivable from online payment agencies	501,813	689,025	111,051
Others	309,296	748,585	120,649

	1,835,265	3,407,427	549,177

7.    FIXED ASSETS

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
	(In thousands)
Computer equipment	6,562,127	9,764,297	1,573,719
Office building	911,482	1,776,651	286,344
Office building related facility, machinery and equipment	158,174	577,178	93,024
Vehicles	14,996	29,363	4,732
Office equipment	242,065	342,452	55,193
Leasehold improvements	234,180	311,076	50,136
Construction in progress	1,199,086	1,783,641	287,471

	9,322,110	14,584,658	2,350,619
Accumulated depreciation	(3,951,842)	(5,879,294)	(947,569)

	5,370,268	8,705,364	1,403,050

The Company obtained certain computer servers and equipment by entering into capital leases. The gross amount and the accumulated depreciation of these servers and equipment are RMB149.67 million and RMB59.46 million, respectively, as of December 31, 2013 and RMB224.03 million (US$36.11 million) and RMB122.43 million (US$19.73 million), respectively, as of December 31, 2014. Future minimum lease payments of RMB103.48 million are payable in the amounts of RMB57.32 million, RMB39.39 million, RMB6.77million, nil and nil in 2015, 2016, 2017, 2018 and 2019, respectively.

Depreciation expense of the fixed assets, including assets under capital leases, was RMB1.20 billion, RMB1.64 billion and RMB2.19 billion (US$353.77 million) for the years ended December 31, 2012, 2013 and 2014, respectively. The Company recognized impairment loss on fixed assets of nil, RMB2.06 million and nil for the years ended December 31, 2012, 2013 and 2014, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

8.    GOODWILL AND INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill were as follows:

	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(In thousands)
Balance as of January 1	2,419,542	3,877,564	16,864,350	2,718,040
Goodwill acquired	1,458,023	12,986,790	554,541	89,376
Foreign currency translation adjustment	(1)	(4)	4	—

Balance as of December 31	3,877,564	16,864,350	17,418,895	2,807,416

Intangible Assets

Finite-lived intangible assets

	As of December 31, 2013
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB
	(In thousands)
Land use right	519,474	(26,968)	492,506
Customer relationships	682,715	(144,451)	538,264
Software	478,909	(152,711)	326,198
Trademarks	821,338	(97,122)	724,216
User list	789,975	(219,377)	570,598
Licensed copyrights of video contents	1,012,534	(469,787)	542,747
Others	496,439	(71,063)	425,376

	4,801,384	(1,181,479)	3,619,905

	As of December 31, 2014
	Gross carrying value	Accumulated amortization	Net carrying value	Net carrying value
	RMB	RMB	RMB	US$
	(In thousands)
Land use right	519,474	(37,357)	482,117	77,703
Customer relationships	693,712	(304,208)	389,504	62,777
Software	519,239	(274,818)	244,421	39,394
Trademarks	916,735	(189,588)	727,147	117,195
User list	854,467	(452,730)	401,737	64,748
Licensed copyrights of video contents	1,768,141	(935,238)	832,903	134,239
Others	695,562	(213,929)	481,633	77,625

	5,967,330	(2,407,868)	3,559,462	573,681

The Company recognized impairment loss on intangible assets of nil, RMB4.62 million and RMB1.63 million (US$0.26 million) for the years ended December 31, 2012, 2013 and 2014, respectively. Amortization expense of intangible assets for the years ended December 31, 2012, 2013 and 2014 was RMB234.00 million, RMB949.85

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

million and RMB1.59 billion (US$255.48 million), respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

	RMB	US$
	(In thousands)
For the years ending December 31,
2015	1,234,976	199,042
2016	798,198	128,646
2017	340,619	54,898
2018	233,781	37,679
2019	159,471	25,702

Indefinite-lived intangible assets

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
	(In thousands)
Domain names	9,360	9,360	1,509
Trademarks	1,050	5,537	892

	10,410	14,897	2,401

9.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
	(In thousands)
Accrued payroll and welfare	759,952	1,703,029	274,478
Accrued operating expenses	2,279,812	3,694,869	595,505
Tax payable	428,801	624,781	100,696
Interest payable	108,554	121,907	19,648
Distributors’ deposits	76,925	171,791	27,688
Purchase of fixed assets and spare parts	966,585	1,314,841	211,914
Traffic acquisition costs	640,643	1,159,362	186,855
Bandwidth costs	433,647	748,072	120,567
Content acquisition costs	481,461	718,072	115,732
Fund collected on behalf of service providers	438,211	1,563,564	252,001
Payable to group-buying merchants	229,693	359,190	57,891
Others	517,854	785,415	126,587

	7,362,138	12,964,893	2,089,562

10.    LOANS PAYABLE

Short-term Loans

On May 13, 2014, 91 Wireless entered into a banking facility agreement with Hong Kong and Shanghai Banking Corporation Limited (Hong Kong branch) (“HSBC”), pursuant to which 91 Wireless is entitled to borrow a US$ denominated loan of RMB124.09 million (US$20.00 million) with an interest rate of 0.8% per annum over 1, 3

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

or 6 months LIBOR. The banking facility is subject to HSBC’s overriding right of repayment on demand and the loan under this facility is intended for the general working capital of 91 Wireless. On May 23, 2014, 91 Wireless drew down RMB43.40 million (US$7.00 million) with a fixed interest rate of 1.12% under the loan commitment, and on September 25, 2014, 91 Wireless drew down another RMB49.60 million (US$8.00 million) with a fixed interest rate of 1.13% under the loan commitment, both of which were secured by cash collateral of a subsidiary of 91 Wireless.

Long-term Loans

On September 18, 2012, the Company entered into a loan agreement with Australia and New Zealand Banking Group Limited (Hong Kong Branch), pursuant to which the Company is entitled to borrow an unsecured Australian Dollars (“AU$”) denominated loan with a floating interest rate. The loan commitment amounting to RMB532.46 million (AU$105.00 million) is intended for the general working capital of the Company. On October 17, 2012, the Company drew down RMB278.91 million (AU$55.00 million) with a term of two years under the loan commitment and the remaining commitment of AU$50.00 million was cancelled by both parties. In connection with the drawn down of the loan commitment, the Company entered into a currency swap agreement, pursuant to which the loan will be settled in a fixed US$ amount of US$56.76 million with a fixed annual interest rate of 2.75% during the term of the loan. The loan was fully repaid on October 16, 2014 when it became due.

On July 24, 2013, the Company entered into a loan agreement with Sumitomo Mitsui Banking Corporation, pursuant to which the Company is entitled to borrow an unsecured US$ denominated loan of RMB930.69 million (US$150.00 million) with a floating interest rate. The loan is intended for the general working capital of the Company. On July 29, 2013, the Company drew down RMB930.69 million (US$150.00 million) with a term of two years under the facility commitment. In connection with the loan agreement, the Company entered into an interest swap agreement, pursuant to which the loan will be settled with a fixed annual interest rate of 1.17% during the term of the loan.

On August 13, 2013, the Company entered into a loan agreement with Australia and New Zealand Banking Group Limited (Hong Kong Branch), pursuant to which the Company is entitled to borrow an unsecured AU$ denominated loan of RMB1.19 billion (AU$235.00 million) with a floating interest rate. The loan is intended for the general working capital of the Company. On August 19, 2013, the Company drew down RMB1.19 billion (AU$235.00 million) with a term of two years under the facility commitment. In connection with the loan agreement, the Company entered into a currency swap agreement, pursuant to which the loan will be settled in a fixed US$ amount of US$200.00 million with a fixed annual interest rate of 1.65% during the term of the loan.

On December 9, 2014, the Company entered into two loan agreements with Bank of China (Los Angeles Branch), pursuant to which the Company borrowed two unsecured US denominated loans of RMB930.69 million (US$150.00 million) with a term of two years and RMB930.69 million (US$150.00 million) with a term of three years. Both loans are intended for the general working capital of the Company and have a floating interest rate. In connection with the loan agreements, the Company entered into two interest swap agreements, pursuant to which the loans will be settled with a fixed annual interest rate of 2.31% and 2.45%, respectively, during the respective term of the loans.

The interest swap agreement and currency swap agreements met the definition of a derivative in accordance with ASC 815. The fair value of the derivatives related to the interest swap agreement and currency swap agreements was insignificant for the years ended December 31, 2013 and 2014.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

11.    NOTES PAYABLE

On November 28, 2012, the Company issued and sold publicly two tranches of unsecured senior notes: (i) an aggregate principal amount of US$750.00 million which will mature on November 28, 2017 (the “2017 Notes”), and (ii) an aggregate principal amount of US$750.00 million which will mature on November 28, 2022 (the “2022 Notes”). On August 6, 2013, the Company issued and sold publicly another tranche of unsecured senior notes with an aggregate principal amount of US$1.00 billion which will mature on August 6, 2018 (the “2018 Notes”). On June 9, 2014, the Company issued and sold publicly the fourth tranche of unsecured senior notes with an aggregate principal amount of US$1.00 billion which will mature on June 9, 2019 (the “2019 Notes”). The 2017 Notes, 2018 Notes, 2019 Notes and 2022 Notes are collectively referred to as the “Notes”.

The 2017 Notes bear interest at the rate of 2.25% per annum and the 2022 Notes bear interest at the rate of 3.50% per annum. Interests are payable semi-annually in arrears on and of each year, beginning on May 28, 2013. The 2018 Notes bear interest at the rate of 3.25% per annum. Interests are payable semi-annually in arrears on and of each year, beginning on February 6, 2014. The 2019 Notes bear interest at the rate of 2.75% per annum. Interests are payable semi-annually in arrears on and of each year, beginning on December 9, 2014. At maturity, the Notes are payable at their principal amount plus accrued and unpaid interest thereon.

The net proceeds from the Notes, which will be used for general corporate purposes, were RMB9.33 billion, RMB6.11 billion and RMB6.19 billion (US$0.99 billion) for the years ended December 31, 2012, 2013 and 2014, respectively.

The Notes do not contain any financial covenants or other significant restrictions. In addition, the Notes are unsecured and rank lower than any secured obligation of the Group and have the same liquidation priority as any other unsecured liabilities of the Group, but senior to those expressly subordinated obligations, if any. The Company may, at its discretion, redeem all or any portion of the Notes at any time, at the principal amount plus any unpaid interest. As of December 31, 2014, the Company does not intend to redeem any portion of the Notes prior to the stated maturity dates. The Company has the obligation to redeem the Notes if a change in control occurs as defined in the indenture of the Notes.

The Notes were issued at a discount amounting to RMB62.84 million (US$10.13 million). The issuance costs of RMB109.63 million (US$17.67 million) were capitalized in other non-current assets on the consolidated balance sheets. Both the discount and the issuance costs are amortized as interest expense using the effective interest rate method through the maturity dates of the Notes. The effective interest rate was 2.36%, 3.39%, 3.00% and 3.59% for the 2017 Notes, the 2018 Notes, the 2019 Notes and the 2022 Notes, respectively.

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s long-term debts, including the notes payable and loans payable (Note 10), in the succeeding five years and thereafter:

	RMB	US$
	(In thousands)
For the years ending December 31,
2015	2,171,610	350,000
2016	930,690	150,000
2017	5,584,140	900,000
2018	6,204,600	1,000,000
2019	6,204,600	1,000,000
Thereafter	4,653,450	750,000

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

12.    INCOME TAXES

Cayman Islands and BVI

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, neither Cayman Islands nor BVI withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Japan

Under the Japan tax laws, a company with paid-in capital in excess of JPY100.00 million is subject to national income tax of 30%. Japan subsidiaries of the Company are also subject to inhabitant tax, assessed by both prefectures and municipalities. Inhabitant tax is computed as a percentage of national income tax. The per capita tax is based on the Company’s capitalization and the number of employees. In addition, the Japan subsidiaries are subject to a corporate enterprise tax on a pro forma basis based on the amount of taxable profit subject to the corporate tax, added-value components, (e.g., labor costs, net interest and rental payments, income/loss for current year) and a capital component.

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

The HNTE certificate is effective for a period of 3 years, during which the entity is entitled to a preferential tax rate of 15%. The KSE certificate is effective for a period of 2 years, during which the entity is entitled to a preferential tax rate of 10%. Baidu Online obtained the KSE certificate and the related tax holiday will expire on January 1, 2015; certain other PRC subsidiaries and VIEs, including Baidu Netcom, obtained the HNTE certificate which will expire on January 1, 2015, 2016 and 2017. An entity could re-apply for the HNTE or KSE certificate when the prior certificate expires. Historically, all of the Company’s subsidiaries and VIEs successfully re-applied for the certificates when the prior ones expired.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

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

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2014, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

The Company had minimal operations in jurisdictions other than the PRC. Income (loss) before income taxes consists of:

	For the years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(In thousands)
PRC	12,537,331	13,815,469	17,783,174	2,866,128
Non-PRC	(571,894)	(1,630,453)	(3,308,631)	(533,254)

	11,965,437	12,185,016	14,474,543	2,332,874

The pre-tax losses from non-PRC operations consist primarily of operating costs, administration expenses, interest expenses and share-based compensation expenses.

Income taxes consist of:

	For the years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(In thousands)
Current income tax	1,888,378	2,006,980	2,942,173	474,192
Income tax refund due to reduced tax rate	(255,189)	(508,686)	(17,553)	(2,829)
Adjustments of deferred tax assets due to reduced tax rates	—	21,573	28,146	4,536
Deferred income tax (benefit) expense	(59,030)	309,063	(721,594)	(116,300)

	1,574,159	1,828,930	2,231,172	359,599

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

The reconciliation of the effective income tax provision to the amount of tax computed by applying the aforementioned statutory income tax rate to pre-tax income is as follows:

	For the years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(In thousands, except for per share data)
Expected taxation at PRC EIT statutory rate	2,991,359	3,046,254	3,587,693	578,231
Effect of differing tax rates in different jurisdictions	138,931	312,938	676,663	109,058
Permanent differences – non-taxable income	(58,157)	(69,673)	(12,504)	(2,015)
Permanent differences – non-deductible expenses	58,201	168,735	123,245	19,864
Tax incentives relating to research and development expenditures	(154,977)	(318,652)	(538,305)	(86,759)
Effect of preferential tax rates inside the PRC	(1,489,331)	(2,152,806)	(1,897,184)	(305,771)
Effect of tax rate changes on deferred taxes	—	21,573	28,146	4,536
Over-accrued EIT for previous years	(15,084)	(32,982)	(153,121)	(24,679)
Withholding tax on PRC subsidiaries’ undistributed earnings	—	560,243	—	—
Addition to valuation allowance	103,217	293,300	416,539	67,134

Taxation for the year	1,574,159	1,828,930	2,231,172	359,599

Effective tax rate	13.16%	15.01%	15.41%	15.41%
Effect of preferential tax rates inside the PRC on basic earnings per Class A and Class B ordinary share	42.63	61.53	53.61	8.64

The Company’s effective tax rate increased slightly in year 2014 as compared with year 2013 which was primarily due to more taxable earnings in subsidiaries without preferential tax rates.

The tax effects of temporary differences that give rise to the deferred tax balances at December 31, 2013 and 2014 are as follows:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
	(In thousands)
Deferred tax assets, current:
Provision for doubtful receivables	10,670	23,179	3,736
Net operating loss carry-forward	—	24,666	3,975
Accrued expenses, payroll and others	316,092	777,478	125,307

Less: valuation allowance	(39,918)	(140,371)	(22,624)

Current deferred tax assets, net	286,844	684,952	110,394

Deferred tax assets, non-current:
Fixed assets depreciation	28,755	38,157	6,150
Net operating loss carry-forward	580,963	905,790	145,987
Advertising expenses and others	163,591	306,635	49,420

Less: valuation allowance	(675,369)	(991,455)	(159,793)

Non-current deferred tax assets, net	97,940	259,127	41,764

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
	(In thousands)
Long-lived assets arising from acquisitions	619,550	549,485	88,561
Withholding tax on PRC subsidiaries’ undistributed earnings	580,720	594,336	95,789

Deferred tax liabilities	1,200,270	1,143,821	184,350

As of December 31, 2014, the Company had net operating losses of approximately RMB5.22 billion (US$842.09 million) deriving from entities in the PRC, Hong Kong and Japan, which can be carried forward after certain reconciliation per tax regulation to offset future net profit for income tax purposes. The Japan net operating loss will expire beginning January 1, 2015; the PRC net operating loss will expire beginning January 1, 2017; and the Hong Kong net operating loss can be carried forward without an expiration date.

For those entities that were in an accumulated loss position, the Company does not believe there exists sufficient objective positive evidence that the recoverability of their net deferred tax assets is more-likely-than-not to be realized. Consequently, the Company has provided full valuation allowances on the related net deferred tax assets.

The Company has evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2013 and 2014, there was no significant tax uncertainty impact on the Company’s financial position and result of operations.

The Company accrued withholding tax of RMB580.72 million for the potential remittance of earnings from the PRC subsidiaries to their offshore parent companies in the form of dividend distribution as of December 31, 2013, because the Company believes that the underlying dividends will be distributed in the future considering future merger and acquisition activities. The Company did not provide for additional deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries in 2014 on the basis of its intent to permanently reinvest foreign subsidiaries’ earnings. If these foreign earnings were to be repatriated in the future, the related tax liability may be reduced by any foreign income taxes previously paid on these earnings. As of December 31 2014, the total amount of undistributed earnings from the PRC subsidiaries for which no withholding tax has been accrued was RMB49.44 billion (US$7.97 billion). Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable. In the case of its VIEs, undistributed earnings were insignificant as of each of the balance sheet dates.

In general, the PRC and Japanese tax authorities have up to five and seven years, respectively, to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2010 through 2014 and the Japanese subsidiary’s tax years 2008 through 2014 remain open to examination by the respective taxing jurisdictions.

13.    EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amounts for such employee benefits, which were expensed as incurred, were RMB631.25 million, RMB1.05 billion and RMB1.64 billion (US$263.86 million) for the years ended December 31, 2012, 2013 and 2014, respectively.

14.    COMMITMENTS AND CONTINGENCIES

Capital Commitments

The Company’s capital commitments primarily relate to commitments in connection with the expansion and improvement of its network infrastructure and its plan to build additional office buildings and cloud computing based data centers. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB1.13 billion (US$182.12 million) as of December 31, 2014. All of the commitments relating to the network infrastructure are to be fulfilled in 2015 and the commitments relating to the office building and cloud computing based data centers will be settled in installments as various stages of the construction plan are completed in the next four to six years.

Operating Lease Commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Total rental expense for offices was RMB196.59 million, RMB284.58 million and RMB525.31 million (US$84.66 million) for the years ended December 31, 2012, 2013 and 2014, respectively. Total operating lease expense for Internet Data Centre (“IDC”) facilities was RMB1.07 billion, RMB1.94 billion and RMB2.85 billion (US$459.34 million) for the years ended December 31, 2012, 2013 and 2014, respectively.

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following as of December 31, 2014:

	RMB	US$
	(In thousands)
2015	2,418,879	389,853
2016	1,160,152	186,983
2017	748,230	120,593
2018	593,102	95,591
2019	291,077	46,913
Thereafter	170,008	27,400

	5,381,448	867,333

The Group’s lease arrangements have no renewal options, rent escalation clauses, restriction or contingent rents and are all conducted with third parties.

Commitments for Licensed Copyrights

The Company enters into non-cancelable licensing agreements with third-party vendors to acquire licensed copyrights of video contents for its online video platform. Payments for licensed copyrights of video contents are recorded in “Other current assets, net/Intangible assets, net” on the consolidated balance sheets.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

Future minimum payments under non-cancelable licensing agreements consist of the following as of December 31, 2014:

	RMB	US$
	(In thousands)
2015	2,154,666	347,269
2016 and thereafter	—	—

	2,154,666	347,269

Guarantees

The Company accounts for guarantees in accordance with ASC topic 460 (“ASC 460”), Guarantees. Accordingly, the Company evaluates its guarantees if any to determine whether (a) the guarantee is specifically excluded from the scope of ASC 460, (b) the guarantee is subject to ASC 460 disclosure requirements only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value.

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

Historically, the Company was not required to make payments related to these obligations, and the fair value for these obligations is nil on the consolidated balance sheets as of December 31, 2013 and 2014.

Litigation

The Group was involved in certain cases pending in various PRC and U.S. courts and arbitration as of December 31, 2014. These cases include copyright infringement cases, unfair competition cases, and defamation cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could result in a loss of revenue or otherwise harm the business of the Company.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

15.    REDEEMABLE NONCONTROLLING INTERESTS

	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Balance as of January 1	935,978	1,033,283	—	—
Business combination	100,101	—	—	—
Net losses	(55,804)	(61,857)	—	—
Other comprehensive losses	(690)	(55,420)	—	—
Exercise of share-based awards	—	464	—	—
Share-based compensation	5,566	11,259	—	—
Issuance of subsidiary shares (1)	25,989	51,368	1,841,819	296,845
Accretion of redeemable noncontrolling interests (1)	22,143	31,799	52,683	8,493
Acquisition of subsidiaries’ redeemable shares from noncontrolling shareholders	—	(121,962)	—	—
Reclassification of redeemable noncontrolling interests	—	(888,934)	—	—

Balance as of December 31	1,033,283	—	1,894,502	305,338

(1)

On November 14, 2014, Qiyi completed a round of preferred shares financing. The new preferred shareholders acquired 13.42% of the then outstanding equity interest of Qiyi for a total consideration of US$300 million. The newly issued preferred shares could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of Qiyi and are accounted for as redeemable noncontrolling interests. The Company accounts for the accrete changes in the redemption value in accordance with ASC topic 480 (“ASC 480”), Distinguishing Liabilities from Equity. The Company elects to use the effective interest method for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interest.

16.    SHAREHOLDERS’ EQUITY

Ordinary Shares

The authorized share capital consisted of 870,400,000 ordinary shares at a par value of US$0.00005 per share, of which 825,000,000 shares were designated as Class A ordinary shares, 35,400,000 as Class B ordinary shares, and 10,000,000 shares designated as preferred shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. There were 40,000, 225,079 and 45,000 Class B ordinary shares transferred to Class A ordinary shares in the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, there were 27,613,315 and 7,492,921 Class A and Class B ordinary shares outstanding, respectively. As of December 31, 2013 and 2014, there were no preferred shares issued and outstanding.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

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

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
	(In thousands)
PRC statutory reserve funds	321,206	375,193	60,470
Unreserved retained earnings	34,204,180	47,284,579	7,620,891

Total retained earnings	34,525,386	47,659,772	7,681,361

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB3.72 billion and RMB7.54 billion (US$1.22 billion) as of December 31, 2013 and 2014, respectively.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

Accumulated Other Comprehensive Income (Loss)

The changes in accumulated other comprehensive income (loss) by component, net of tax, were as follows:

	Foreign currency translation adjustment	Unrealized gains on available-for- sale investments	Total
	RMB	RMB	RMB
	(In thousands)
Balance at December 31, 2012	(89,714)	11,436	(78,278)

Other comprehensive income before reclassification	190,322	730,504	920,826
Amounts reclassified from accumulated other comprehensive income	—	(62,132)	(62,132)

Net current-period other comprehensive income	190,322	668,372	858,694
Other comprehensive income attribute to noncontrolling interests	62,680	—	62,680

Balance at December 31, 2013	163,288	679,808	843,096

Other comprehensive loss before reclassification	(445,710)	(100,285)	(545,995)
Amounts reclassified from accumulated other comprehensive income	—	(45,025)	(45,025)

Net current-period other comprehensive loss	(445,710)	(145,310)	(591,020)
Other comprehensive income attribute to noncontrolling interests	(20,153)	—	(20,153)

Balance at December 31, 2014	(302,575)	534,498	231,923

Balance at December 31, 2014, in US$	(48,766)	86,145	37,379

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale investments upon their sales, which were then recorded in “Other income, net” in the consolidated statements of comprehensive income.

The following table sets forth the tax effect allocated to each component of other comprehensive income for the years ended December 31, 2013 and 2014:

	Tax effect
	2013	2014	2014
	RMB	RMB	US$
	(In thousands)
Unrealized gains on available-for-sale investments
Unrealized holding gains during the year	(1,157)	1,680	271
Reclassified for gains realized	—	—	—

Net unrealized gains	(1,157)	1,680	271
Foreign currency translation adjustment	—	—	—

Other comprehensive income (loss)	(1,157)	1,680	271

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

17.    EARNINGS PER SHARE (“EPS”)

A reconciliation of net income attributable to Baidu, Inc. in the consolidated statements of comprehensive income to the numerator for the computation of basic and diluted per share for the years ended December 31, 2012, 2013 and 2014 is as follows:

	For the years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(In thousands)
Net income attributable to Baidu, Inc.	10,456,028	10,518,966	13,187,069	2,125,372
Accretion of the redeemable noncontrolling interests	(22,143)	(31,799)	(52,683)	(8,493)

Numerator for EPS computation	10,433,885	10,487,167	13,134,386	2,116,879

The following table sets forth the computation of basic and diluted net income attributable to Baidu, Inc. per share for Class A and Class B ordinary shares.

	For the years ended December 31,
	2012		2013		2014
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	(In thousands, except for number of shares, per share and per ADS data)
Earnings per share – basic:
Numerator
Allocation of net income attributable to Baidu, Inc.	8,106,219	2,327,666	8,175,647	2,311,520	10,320,767	1,663,406	2,813,619	453,473
Denominator
Weighted average ordinary shares outstanding	27,145,208	7,794,630	27,274,769	7,711,459	27,551,463	27,551,463	7,511,003	7,511,003

Denominator used for earnings per share	27,145,208	7,794,630	27,274,769	7,711,459	27,551,463	27,551,463	7,511,003	7,511,003
Earnings per share – basic	298.62	298.62	299.75	299.75	374.60	60.37	374.60	60.37

Earnings per share – diluted:
Numerator
Allocation of net income attributable to Baidu, Inc. for diluted computation	8,108,856	2,325,029	8,178,954	2,308,213	10,331,639	1,665,158	2,802,747	451,721
Reallocation of net income attributable to Baidu, Inc. as a result of conversion of Class B to Class A shares	2,325,029	—	2,308,213	—	2,802,747	451,721	—	—

Allocation of net income attributable to Baidu, Inc.	10,433,885	2,325,029	10,487,167	2,308,213	13,134,386	2,116,879	2,802,747	451,721
Denominator
Weighted average ordinary shares outstanding	27,145,208	7,794,630	27,274,769	7,711,459	27,551,463	27,551,463	7,511,003	7,511,003
Conversion of Class B to Class A ordinary shares	7,794,630	—	7,711,459	—	7,511,003	7,511,003	—	—
Share-based awards	39,621	—	50,118	—	136,008	136,008	—	—

Denominator used for earnings per share	34,979,459	7,794,630	35,036,346	7,711,459	35,198,474	35,198,474	7,511,003	7,511,003
Earnings per share – diluted	298.29	298.29	299.32	299.32	373.15	60.14	373.15	60.14

Earnings per ADS:
Denominator used for earnings per ADS – basic	271,452,080		272,747,690		275,514,630	275,514,630
Denominator used for earnings per ADS – diluted	349,794,590		350,363,460		351,984,740	351,984,740
Earnings per ADS – basic	29.86		29.98		37.46	6.04

Earnings per ADS – diluted	29.83		29.93		37.32	6.01

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

The Company did not include certain stock options and restricted shares in the computation of diluted earnings per share for the years ended December 31, 2012, 2013 and 2014 because those stock options and restricted shares were anti-dilutive for earnings per share for the respective years.

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

Under the 2008 Plan, share options are subject to vesting schedules varying from two years to four years, the exercise price of an option may be amended or adjusted at the discretion of the compensation committee, the determination of which would be final, binding and conclusive. To the extent not prohibited by applicable laws or exchange rules, a downward adjustment of the exercise prices would be effective without the approval of the Company’s shareholders or the approval of the affected grantees. If the Company grants an ISO to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of the Company’s share capital, the exercise price cannot be less than 110% of the fair market value of the Company’s ordinary shares on the date of that grant.

Starting from February 15, 2006, the Company granted restricted Class A ordinary shares of the Company (“Restricted Shares”). Terms for the Restricted Shares are the same as share options except that Restricted Shares do not require exercise and have a two to four years vesting term.

Share options

The following table summarizes the option activity for the year ended December 31, 2014:

	Number of shares	Weighted average exercise price (US$)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$ in thousands)
Share options
Outstanding, December 31, 2013	232,572	1,042.90	8.62	171,156
Granted	19,477	1,916.10
Exercised	(30,819)	942.10
Forfeited/Cancelled	(22,838)	1,071.40
Outstanding, December 31, 2014	198,392	1,141.00	7.83	225,915
Vested and expected to vest at December 31, 2014	171,597	1,139.30	7.80	195,684
Exercisable at December 31, 2014	66,993	1,003.30	7.14	85,509

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2014 and the exercise price.

Total intrinsic value of options exercised for the years ended December 31, 2012, 2013 and 2014 was RMB200.91 million, RMB114.21 million and RMB224.80 million (US$36.23 million), respectively. The total fair value of options vested during the years ended December 31, 2012, 2013 and 2014 was RMB53.56 million, RMB123.44 million and RMB149.22 million (US$24.05 million), respectively.

As of December 31, 2014, there was RMB273.44 million (US$44.07 million) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.35 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from expectation.

The fair value of each option award was estimated on the date of grant using the Black-Scholes-Merton valuation model. The volatility assumption was estimated based on implied volatility and historical volatility of the Company’s share price applying the guidance provided by ASC 718. The Company begins to estimate the volatility assumption solely based on its historical information since year 2009. Assumptions of the expected term were based on the vesting and contractual terms and employee demographics. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	2012	2013	2014
Risk-free interest rate	0.35%~0.43%	0.40%~1.35%	1.52%~1.77%
Dividend yield	—	—	—
Expected volatility range	43.60%~44.72%	42.33%~44.17%	40.96%~41.59%
Weighted average expected volatility	43.75%	43.33%	41.36%
Expected life (in years)	2.67~3.08	3.08~4.57	4.57

In addition, the Company recognizes share-based compensation expense net of an estimated forfeiture rate and therefore only recognizes compensation cost for those shares expected to vest over the service period of the award. The estimation of the forfeiture rate is primarily based on historical experience of employee turnover. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the year of revision, as well as in the following years.

The exercise price of options granted during the years 2012, 2013 and 2014 equaled the market price of the ordinary shares on the grant date. The weighted-average grant-date fair value of options granted during the years 2012, 2013, and 2014 was US$323.00, US$419.80, and US$755.00, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

Restricted shares

Restricted shares activity for the year ended December 31, 2014 was as follows:

	Number of shares	Weighted average grant date fair value (US$)
Restricted shares
Unvested, December 31, 2013	146,510	1,151.40
Granted	152,852	1,815.60
Vested	(45,161)	1,157.70
Forfeited	(34,797)	1,346.10
Unvested, December 31, 2014	219,404	1,582.60

The total fair value of the restricted shares vested during the years ended December 31, 2012, 2013 and 2014 was RMB128.70 million, RMB247.24 million, RMB324.41 million (US$52.28 million), respectively. The weighted-average grant-date fair value of the restricted shares granted during the years 2012, 2013, and 2014 was US$1,152.10, US$1,137.00, and US$1,815.60, respectively.

As of December 31, 2014, there was RMB1.35 billion (US$217.84 million) unrecognized share-based compensation cost related to restricted shares. That deferred cost will be recognized over a weighted-average vesting period of 3.02 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from expectation.

Subsidiaries – Qunar Cayman Islands Limited

In November 2007, shareholders of Qunar Cayman Islands Limited (“Qunar”) approved the 2007 Share Incentive Plan (the “2007 Plan”), which is administered by Qunar’s Board of Directors (“Qunar’s BOD”) or any of its committees. Under the 2007 Plan, Qunar’s BOD may grant options to its employees, directors and consultants to purchase Qunar’s ordinary shares. The aggregate number of shares under the 2007 Plan was increased to 26,060,000 shares on December 29, 2011 with Qunar BOD’s approval. On August 10, 2012, Qunar BOD’s approved that starting from January 1, 2013, the number of shares available for issuance under the 2007 Plan would increase annually by 1.5% of the total outstanding ordinary and redeemable ordinary shares as of January 1 of that respective calendar year. On September 22, 2013, Qunar’s BOD approved an increase in the number of shares available for issuance under the 2007 Plan by 6,066,896 shares. These options granted have a contractual term of ten years and generally vest over a four year period, with 25% of the awards vesting one year after the date of grant and 1/16 of the remaining grants vesting on a quarterly basis thereafter.

Under the 2007 Plan, Qunar granted 4,765,068, 10,988,106 and 9,993,411 share options to its employees during the years ended December 31, 2012, 2013 and 2014, respectively. Included in the grants, nil, 1,671,867 and 7,929,555 shares options granted during the years ended December 31, 2012, 2013 and 2014, respectively, have performance condition on their exercisability.

On January 13, 2013, Qunar’s BOD approved a business unit incentive plan (the “BU incentive plan”), which is governed under the aforementioned 2007 Plan. Under the BU incentive plan, Qunar’s BOD may grant options to its employees of specific business units to purchase an aggregate of no more than 10,800,000 Class B ordinary shares of Qunar. On November 25, 2014, Qunar’s BOD approved an extension of the BU incentive plan to cover employees of additional business units. The total number of Class B ordinary shares of Qunar to be issued under

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

the BU incentive plan was increased to 18,000,000. The options will be granted at an exercise price of US$0.01 if the business units meet their respective certain long-term performance conditions. Upon grant, the options have a vesting term of three months. There have been no grants under the BU incentive plan up to December 31, 2014. Qunar also concluded that there was no service inception preceding the grant date as there has been no authorization from Qunar’s BOD based on its accounting policies up to December 31, 2014.

The following table summarizes Qunar’s option activity for the year ended December 31, 2014:

	Number of shares	Weighted average exercise price (US$)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$ in thousands)
Qunar’s share options
Outstanding, December 31, 2013	25,192,696	1.40	7.39	184,355
Granted	9,993,411	0.01
Exercised	(8,907,408)	0.27
Forfeited/Cancelled	(1,115,256)	0.02
Outstanding, December 31, 2014	25,163,443	1.30	7.89	201,417
Vested and expected to vest at December 31, 2014	21,880,749	1.43	7.75	176,072
Exercisable at December 31, 2014	9,685,685	1.72	6.62	75,118

The aggregate intrinsic value in the table above represents the difference between the fair value of Qunar’s ordinary share as at the balance sheet date and the exercise price. Total intrinsic value of options exercised for the three years ended December 31, 2012, 2013 and 2014 was RMB31.11 million, RMB88.92 million and RMB508.52 million (US$82.02 million), respectively. The total fair value of the options vested during the years ended December 31, 2012, 2013 and 2014 were RMB23.78 million, RMB88.87 million and RMB220.80 million (US$35.61 million), respectively.

As of December 31, 2014, there were RMB448.16 million (US$72.28 million) of unrecognized share-based compensation costs, net of estimated forfeitures, related to equity awards that are expected to be recognized over a weighted-average vesting period of 2.71 years. Total unrecognized compensation costs may be adjusted for future changes in estimated forfeitures.

The fair value of each option award was estimated on the grant date using the Black-Scholes-Merton option-pricing model, with the assistance from an independent third-party appraiser. Qunar is ultimately responsible for the determination of all amounts related to share-based compensation recorded in the financial statements. The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards. The expected term of stock options granted is developed giving consideration to the vesting period and contractual term. Qunar did not expect to declare any dividends on its ordinary shares on the respective grant dates. Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	2012	2013	2014
Risk-free interest rate	1.70%~2.28%	1.91%~2.71%	1.91%~2.07%
Dividend yield	—	—	—
Expected volatility range	48.03%~49.84%	46.68%~47.66%	45.78%~46.58%
Expected life (in years)	10	10	6.11

The total weighted average grant-date fair value of the equity awards granted during the years ended December 31, 2012, 2013 and 2014 were RMB12.54, RMB16.59 and RMB58.59 (US$9.45) per option, respectively.

The total compensation cost recognized by Qunar was RMB27.21 million, RMB63.71 million and RMB266.37 million (US$42.93 million) for the years ended December 31, 2012, 2013 and 2014, respectively.

Subsidiaries – Others

Other subsidiaries apart from Qunar also have equity incentive plans granting share-based awards. Total share-based compensation expenses recognized and unrecognized were insignificant, both individually and in aggregate, for all years presented.

The following table summarizes the total compensation cost recognized by the Group:

	For the years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(In thousands)
Expensed as cost of revenues	10,105	23,976	34,611	5,578
Expensed as selling, general and administrative	54,512	164,704	426,052	68,667
Expensed as research and development	147,692	326,047	502,077	80,921
Capitalized as part of internal-used software	1,944	229	—	—

19.    RELATED PARTY TRANSACTIONS

The current portion of amounts due from related parties mainly represents amounts in connection with services provided by the Group to its equity method investees, which arose in the ordinary course of business.

The current portion of amounts due to related parties mainly represents amounts of the reimbursements to Mr. Robin Yanhong Li’s use of an aircraft beneficially owned by his spouse for the Company’s business purposes.

The balances of non-current portion of amounts due from/to related parties as of December 31, 2013 were settled during the year ended December 31, 2014.

20.    SEGMENT REPORTING

The Company has only one single operating segment. Substantially all of the Company’s revenue and long-lived assets are derived from and located in the PRC. The Company has only minimal operations in Japan and other countries.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

The following table sets forth revenues by geographic area:

	For the years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(In thousands)
Revenues:
PRC	22,198,685	31,875,202	48,793,898	7,864,149
Non-PRC	107,341	68,722	258,420	41,650

The following table sets forth long-lived assets by geographic area:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
	(In thousands)
Long-lived assets:
PRC	5,355,157	9,466,458	1,525,716
Non-PRC	56,143	84,949	13,691

21.    FAIR VALUE MEASUREMENT

ASC topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace

Level 3 – Unobservable inputs which are supported by little or no market activity

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

Assets and Liabilities Measured or Disclosed at Fair Value

In accordance with ASC 820, the Company measures available-for-sale investments at fair value on a recurring basis. The fair values of the Company’s held-to-maturity investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates. The fair value of the Company’s long-term available-for-sale debt investment is measured using the market approach. The fair values of the Company’s available-for-sale equity investments in the equity securities of publicly listed companies are measured using quoted market prices.

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

The fair value of the long-term notes payable is disclosed using quoted market price.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

Assets and liabilities measured or disclosed at fair value are summarized below:

	Total fair value at December 31, 2013	Fair value measurement or disclosure at December 31, 2013 using
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	RMB	RMB	RMB	RMB
	(In thousands)
Fair value disclosure (Notes 2 and 4)
Cash equivalents
Time deposits	2,955,924		2,955,924
Money market fund	689,254	689,254
Short-term investments Held-to-maturity investments
Fixed-rate investments	19,370,067		19,370,067
Long-term notes payable	14,797,937	14,797,937

Fair value measurement

Recurring
Short-term investments Available-for-sale investments
Fixed-rate debt investments	7,627,958		7,627,958
Adjustable-rate debt investments	514,433		514,433
Equity investment	1,253,120	1,253,120

Non-recurring
Long-term investments	—			—	(17,521)
Fixed assets	—			—	(2,057)
Intangible assets	—			—	(4,619)

Total assets measured at fair value	9,395,511	1,253,120	8,142,391	—	(24,197)

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

	Total fair value at December 31, 2014		Fair value measurement or disclosure at December 31, 2014 using
			Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	US$	RMB	RMB	RMB	RMB	US$
	(In thousands)
Fair value disclosure (Notes 2 and 4)
Cash equivalents
Time deposits	1,746,888	281,547		1,746,888
Money market fund	755,095	121,699	755,095
Short-term investments Held-to-maturity investments
Fixed-rate investments	38,248,723	6,164,575		38,248,723
Adjustable-rate investments	59,519	9,593		59,519
Long-term investments Held-to-maturity investments
Fixed-rate investments	531,318	85,633		531,318
Long-term notes payable	21,811,666	3,515,403	21,811,666

Fair value measurement

Recurring
Short-term investments Available-for-sale investments
Fixed-rate debt investments	2,865,096	461,770		2,865,096
Adjustable-rate debt investments	1,568,543	252,803		1,568,543
Equity investments	1,164,714	187,718	1,164,714
Long-term investments Available-for-sale investments
Debt investment	272,680	43,948			272,680
Equity investment	115,921	18,683	115,921

Non-recurring
Long-term investments	—	—			—	(93,424)	(15,057)
Intangible assets	—	—			—	(1,625)	(262)

Total assets measured at fair value	5,986,954	964,922	1,280,635	4,433,639	272,680	(95,049)	(15,319)

As of December 31, 2014, long-term available-for-sale debt investment was measured at fair value on a recurring basis using significant unobservable inputs (Level 3).

As of December 31, 2014, certain intangible assets (Note 8) and equity method investments (Note 4) were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to fair value of nil, with impairment charges incurred and recorded in earnings for the year then ended.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

The following table presents a reconciliation of long-term available-for-sale debt investment at fair value on a recurring basis using significant unobservable inputs (Level 3).

	Long-term available-for- sale debt investment
	RMB	US$
	(In thousands)
Balance as of January 1, 2014	—	—
Recognized during the period	272,680	43,948
Realized or unrealized gain (loss)	—	—
Settlement	—	—

Balance as of December 31, 2014	272,680	43,948