Form 20-F
period 2015-12-31
Baidu, Inc.
filed 2016-04-08
CIK 1329099

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

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

27,113, 541 Class A ordinary shares and 7,492,921 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2015.

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2013, 2014 and 2015 and the consolidated balance sheets data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheets data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013, which are not included in this annual report, with certain adjustment being made to the selected consolidated balance sheet data as of December 31, 2013 as a result of our exchange of shares in Qunar Cayman Islands Limited, or Qunar, with Ctrip.com International, Ltd., or Ctrip. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Years Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands except per share and per ADS data)
Consolidated Statements of Comprehensive Income Data
Revenues:
Online marketing services	14,489,767	22,245,643	31,802,219	48,495,215	64,037,006	9,885,610
Others	11,019	60,383	141,705	557,103	2,344,723	361,963
Total revenues	14,500,786	22,306,026	31,943,924	49,052,318	66,381,729	10,247,573

Operating costs and expenses:
Cost of revenues	(3,896,883)	(6,448,545)	(11,471,839)	(18,885,450)	(27,458,030)	(4,238,789)
Selling, general and administrative	(1,692,810)	(2,501,336)	(5,173,533)	(10,382,142)	(17,076,383)	(2,636,139)
Research and development	(1,334,434)	(2,304,825)	(4,106,832)	(6,980,962)	(10,175,762)	(1,570,867)

Total operating costs and expenses	(6,924,127)	(11,254,706)	(20,752,204)	(36,248,554)	(54,710,175)	(8,445,795)

Operating profit	7,576,659	11,051,320	11,191,720	12,803,764	11,671,554	1,801,778

Interest income	418,201	866,465	1,308,542	1,992,818	2,362,632	364,728
Interest expense	(82,551)	(107,857)	(447,084)	(628,571)	(1,041,394)	(160,764)
Income (loss) from equity method investments	(179,408)	(294,229)	22,578	(19,943)	3,867	597
Other income, net, including exchange gains or losses	76,278	449,738	140,951	336,338	24,909,964	3,845,435

Income before income taxes	7,809,179	11,965,437	12,216,707	14,484,406	37,906,623	5,851,774

Income taxes	(1,188,861)	(1,574,159)	(1,828,930)	(2,231,172)	(5,474,377)	(845,098)
Net income	6,620,318	10,391,278	10,387,777	12,253,234	32,432,246	5,006,676

Less: Net loss attributable to non-controlling interests	(18,319)	(64,750)	(162,880)	(943,698)	(1,231,927)	(190,177)

Net income attributable to Baidu, Inc.	6,638,637	10,456,028	10,550,657	13,196,932	33,664,173	5,196,853

Earnings per share for Class A and Class B ordinary shares(1)
Basic	190.27	298.62	300.66	374.88	954.56	147.36
Diluted	189.88	298.29	300.23	373.43	951.49	146.88
Earnings per ADS (1 Class A ordinary share is represented by 10 ADSs)
Basic	19.03	29.86	30.07	37.49	95.46	14.74
Diluted	18.99	29.83	30.02	37.34	95.15	14.69

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

	As of December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	4,127,482	11,880,632	9,691,797	13,852,725	9,959,932	1,537,549
Restricted cash	483,387	395,029	259,533	413,010	95,997	14,819
Short-term investments	10,051,578	20,604,223	27,481,642	42,698,831	57,969,242	8,948,909
Goodwill	2,419,542	3,877,564	16,864,350	17,418,895	15,395,573	2,376,667
Long-term investments, net	734,360	803,499	1,259,473	3,544,923	37,958,591	5,859,797
Total assets	23,340,541	45,668,890	70,357,365	99,118,062	147,853,308	22,824,616
Total liabilities	7,015,028	18,453,765	30,320,538	45,065,679	63,637,592	9,823,952
Total Baidu, Inc. shareholders’ equity	15,291,716	26,055,229	37,796,492	51,072,424	80,255,663	12,389,338
Total equity	15,389,535	26,181,842	40,036,827	52,157,881	80,267,837	12,391,217

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.4778 to US$1.00, the noon buying rate in effect as of December 31, 2015. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 1, 2016, the noon buying rate was RMB6.4776 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average	Low	High
	(RMB per U.S. Dollar)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 1, 2016)	6.4776	6.4776	6.4776	6.4776

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

If we fail to retain existing customers or attract new customers for our online marketing services, our business, results of operations and growth prospects could be seriously harmed.

We generate substantially all of our revenues from online marketing services, a substantial majority of which are derived from our pay-for-performance, or P4P, services. Our online marketing customers will not continue to do business with us if their investment does not generate sales leads and ultimately consumers, or if we do not deliver their web pages in an appropriate and effective manner. Our P4P customers may choose to discontinue their business with us, which are not subject to fixed-term contracts. We have in the past removed, and may in the future again remove, questionable paid search listings of some customers to ensure the quality and reliability of our search results. Such removal, whether temporary or permanent, may cause the affected customers to discontinue their business with us. In addition, third parties may develop and use certain technologies to block the display of our customers’ advertisements and other marketing products on our Baidu.com website, which may in turn cause us to lose customers and adversely affect our results of operations. Furthermore, we adjust prices for some of our online marketing services from time to time. We may lose customers who decide not to pay for our increased prices. Failure to retain our existing customers or attract new customers for our online marketing services could seriously harm our business, results of operations and growth prospects.

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

The use of the internet as a marketing channel is at a developing stage in China. Internet penetration rate in China is relatively low as compared to that in most developed countries. Many of our current and potential customers have limited experience with the internet as a marketing channel, and historically have not devoted a significant portion of their marketing budgets to online marketing and promotion. As a result, they may not consider the internet to be an effective channel to promote their products and services as compared to traditional print and broadcast media. Our ability to increase revenue and profitability from online marketing on PC and mobile internet may be adversely impacted by a number of factors, many of which are beyond our control, including:

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

In addition, any negative publicity about our company, our products and services, our employees, our business practices, or our search results or the websites to which our search results link, regardless of its veracity, could harm our brand image and in turn adversely affect our business and results of operations. We cannot assure you that we will be able to defuse negative publicity to the satisfaction of our investors, users, customers and business partners. From time to time, there have been negative publicities about our company and our business practice, which adversely affected our public image and reputation during the period of certain intense negative publicities. Intense negative publicities may divert our management’s attention and may adversely impact our business, and we cannot assure you that our brand, public image and reputation will not be materially and adversely affected.

We face significant competition and may suffer from loss of users and customers as a result.

We face significant competition in almost every aspect of our business, including competition from other companies that seek to provide internet search services to users and provide online marketing services to customers, as well as other companies that provide transaction or internet video services. In the Chinese internet market, our main competitors include China-based internet companies, such as Tencent, Alibaba and Qihoo 360. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance), safety and user experience of the search results, availability and ease of use of products and services, the number of customers, distribution channels and the number of associated third-party websites/wapsites. For transaction services, our primary competitors include China-based internet companies such as Meituan-Dianping and Koubei. For iQiyi, our primary competitors include companies that operate online video websites in China, such as Youku-Tudou and Tencent Video. Some of our competitors have significant financial resources, long operating histories and are experienced in attracting and retaining users and managing customers. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for users, customers, distributors, merchants, content, strategic partners and networks of third-party websites/wapsites, investing more heavily in research and development and making acquisitions. If any of our competitors provides comparable or better Chinese language search experience, transaction services or internet video services, our user traffic could decline significantly. Additionally, if the channels that we use to distribute services or products to our users and customers are no longer available to us, we may experience a decline in user traffic. Any such decline in traffic could weaken our brand and result in loss of users and customers, which would have a material and adverse effect on our results of operations.

We also face competition from other types of advertising media, such as newspapers, magazines, yellow pages, billboards, other forms of outdoor media, television, radio and mobile applications. Large companies in

China generally allocate, and may continue to allocate, most of their marketing budgets to traditional advertising media and only a limited portion of their budgets to online marketing and other forms of advertising media. If these companies do not devote a larger portion of their marketing budgets to online marketing services provided by us, or if our existing customers reduce the amount they spend on online marketing, our results of operations and growth prospects could be adversely affected.

If our expansions into new internet businesses are not successful, our future results of operations and growth prospects may be materially and adversely affected.

As part of our growth strategy, we enter into new internet businesses from time to time by leveraging our large internet user base to generate additional revenue streams and through our development of new business lines or strategic investments in or acquisitions of other businesses. Expansions into new businesses may present operating and marketing challenges that are different from those that we currently encounter. For each new business we enter into, we face competition from existing leading players in that business. If we cannot successfully activate our user base by addressing the new challenges and providing service of exceptional quality, we may not be able to compete effectively against the existing leading players, recover costs incurred for investing in, developing and marketing new businesses, and eventually achieve profitability from these businesses, and our future results of operations and growth prospects may be materially and adversely affected.

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

Our future success will depend on our ability to respond to rapidly changing technologies, adapt our products and services to evolving industry standards and improve the performance and reliability of our products and services. Our failure to adapt to such changes could harm our business. In addition, changes in user behavior resulting from technological developments may also adversely affect us. For example, the number of people accessing the internet through mobile devices, including mobile phones, tablets and other hand-held devices, has increased in recent years, and we expect this trend to continue while 3G/4G and more advanced mobile communications technologies are broadly implemented. If we fail to develop products and technologies that are compatible with all mobile devices and operating systems, or if the products and services we develop are not widely accepted and used by users of various mobile devices and operating systems, our further penetration in the mobile internet market may be hindered. In addition, the widespread adoption of new internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or integrate our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive, or consequently fail to retain users with products and service of exceptional quality, our future success may be adversely affected.

Interruption or failure of our own information technology and communications systems or those of third-party service providers we rely upon could impair our ability to provide products and services, which could damage our reputation and harm our results of operations.

Our ability to provide products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could interrupt our services. Service interruptions could reduce our revenues and profits and damage our brand if our systems are perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, wars, earthquakes, floods, fires, power loss, telecommunications failures, undetected errors or “bugs” in our software, computer viruses, interruptions in access to our websites through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. In May 2014, the service of our Baidu Cloud was inaccessible to some users for approximately four hours due to a failure of the internet infrastructure.

Our servers, which are hosted at third-party or our own internet data centers, are vulnerable to break-ins, sabotage and vandalism. The occurrence of natural disasters or closure of an internet data center by a third-party provider without adequate notice could result in lengthy service interruptions. In addition, our domain names are resolved into internet protocol (IP) addresses by systems of third-party domain name registrars and registries. Any interruptions or failures of those service providers’ systems, which are beyond our control, could significantly disrupt our own services. If we experience frequent or persistent system failures on our websites, whether due to interruptions and failures of our own information technology and communications systems or those of third-party service providers that we rely upon, our reputation and brand could be severely harmed. The steps we take to increase the reliability and redundancy of our systems may cause us to incur heavy costs and reduce our operating margin, and may not be successful in reducing the frequency or duration of service interruptions.

More people are using devices other than personal computers to access the internet. If users do not widely adopt versions of our web search technology, products and services developed for these devices, our business could be adversely affected.

The number of people who access the internet through devices other than personal computers, including mobile phones, smartphones, handheld computers and other tablets such as iPad, and television set-top devices, is increasing dramatically. The varying display sizes, functionality, and memory associated with some alternative devices may require us to tailor the user experience and interfaces to those devices and the versions of our products and services developed for these devices may not be compelling to users, manufacturers, or distributors of devices. Each manufacturer or distributor may establish unique technical standards for its devices, and our products and services may not work or be accessible on these devices. Some manufacturers may also elect not to include our products on their devices. In addition, user time spent on search queries is being divided across “apps” tailored to particular devices or social media platforms. A shift in user behavior to perform search queries on other apps rather than a search engine could affect our share of the search market over time. As new devices and new platforms are continually being released, it is difficult to predict the future channels to access search. We may encounter challenges in developing versions of our products and services for use on these alternative devices, and we may need to devote significant resources to the creation, support, and maintenance of our products and services tailored for such devices. If we are unable to attract and retain a substantial number of alternative device manufacturers, distributors, and users to adopt and use our products and services, or if we are slow to develop products and technologies that are more compatible with alternative devices, we may fail to capture a significant share of an increasingly important portion of the market for online services, which could adversely affect our business.

We may not be able to manage our expanding operations effectively.

We have significantly expanded our operations in recent years. We expect this expansion trend to continue as we grow our user and customer base and explore new opportunities. To manage the further expansion of our business and growth of our operations and personnel, we need to continually improve our operational and financial systems, procedures and controls, and expand, train, manage and maintain good relations with our growing employee base. We have experienced labor disputes in the past. Although these disputes were resolved promptly, we cannot assure you that there will not be any new labor dispute in the future. In addition, we must maintain and expand our relationships with other websites, internet companies and other third parties. Our current and future personnel, systems, procedures and controls may not be adequate to support our expanding operations. In addition, as we expand into certain new businesses, such as internet finance, we may be required to apply for specific operation permits to be qualified to conduct the business. We are in the process of applying for such permits but we cannot assure you that we will be able to obtain them in a timely manner, if at all.

We may face intellectual property infringement claims and other related claims that could be time-consuming and costly to defend and may result in an adverse impact over our operations.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims. We may be subject to administrative actions brought by the PRC State Copyright Bureau and in the most severe scenario criminal prosecution for alleged copyright infringement, and as a result may be subject to fines and other penalties and be required to discontinue infringing activities. Furthermore, as we expand our operations outside of China, we may be subject to claims brought against us in jurisdictions outside of China.

Our search products and services, such as Baidu Video Search, link to materials in which third parties may claim ownership of trademarks, copyrights or other rights. Our audio and video player, Baidu Media Player, enables users to play multimedia files, which may be protected by copyright or other intellectual property rights. In addition, as we adopt new technologies and roll out new products and services, we face the risk of being subject to intellectual property infringement claims that may arise from our use of new technologies and provision of new products and services. Our products and services including those based on cloud computing technology, such as Baidu Cloud, Baidu WenKu and Baidu Post Bar, allow our users to upload, store and share documents, images, audios and videos on our servers, or share, link to or otherwise provide access to contents from other websites, and we also operate distribution platforms whereby developers can upload, share and sell their applications or games to users. Although we have made commercially reasonable efforts to request users or developers to comply with applicable intellectual property laws, we cannot ensure that all of our users or developers have the rights to upload or share these contents or applications. In addition, we have been and may continue to be subject to copyright or trademark infringement and other related claims from time to time, in China and internationally.

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

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operations of our business. We are currently named as a defendant in some copyright infringement suits in connection with our Baidu Music, P4P, Baidu Post Bar, Baidu Cloud, Baidu Nuomi, iQiyi and certain other products or services. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” There is no guarantee that the competent courts will accept our defenses and rule in our favor. If there is a successful claim of infringement, we may be required to discontinue the infringing activities, pay substantial fines and damages and/or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation by third parties and/or negative publicity alleging our intellectual property infringement could have an adverse effect on our business, reputation, financial condition or results of operations. To address the risks relating to intellectual property infringement, we may have to substantially modify, limit or terminate some of our search services. Any such change could materially affect user experience and in turn have an adverse impact on our business.

We have been and may again be subject to claims based on the content found on our websites, the results in our paid search listings or other products and services we offer.

In addition to the content developed by ourselves and posted on our websites, our users are free to post information on Baidu Post Bar, Baidu Knows, Baidu Encyclopedia, Baidu WenKu and other sections of our websites, and our P4P customers may create text-based descriptions, image descriptions and other phrases to be used as text, image or keywords in our search listings, and users can also use our personal cloud computing service, Baidu Cloud, to upload, store and share documents, images, audios and videos on our cloud servers. We have been and may continue to be subject to claims for intellectual property infringement, defamation, negligence or other legal theories based on the content found on our websites, the results in our paid search listings or our other products and services, which, with or without merit, may result in diversion of management attention and financial resources and negative publicity on our brand and reputation. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Furthermore, if the content posted on our websites or found, stored or shared through our other products and services contains information that government authorities find objectionable, our websites or relevant products or services may be shut down and we may be subject to other penalties. See “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and subject us to liability for information displayed on or linked to our websites and negative publicity in international media.”

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content posted on our websites to ensure that such content is fair and accurate and in compliance with applicable law. In addition, where a special government review is required for specific categories of advertisements before posting, we are obligated to confirm that such review has been performed and approval has been obtained. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Advertisements.” Our P4P services are not subject to PRC advertising laws and regulations, because PRC laws and regulations and administrative authorities currently do not classify P4P services as a form of online advertising. However, in July 2015, the State Administration for Industry and Commerce promulgated the Interim Measures for the

Supervision and Administration of Online Advertising (Draft for Comment), or the Draft Online Advertising Measures, for seeking comments. The Draft Online Advertising Measures classifies “paid search results” as a form of online advertising and require search engine service providers to clearly identify any paid search results to avoid causing any confusion to customers. The Draft Online Advertising Measures also requires internet information service providers to examine business licenses of advertisers, advertising operators and advertising distributors using the service providers’ internet media resources and other qualifications that the goods or services being advertised are subject to. If an internet information service provider has the right to decide the content of the online advertisements or the online advertisements are directly displayed or stored on the internet service provider’s websites or other internet media resources, the internet information service provider will also be obligated to examine content of the online advertisements in accordance with PRC advertising laws and regulations. There are substantial uncertainties as to if and when the Draft Online Advertising Measures will be adopted into law and what further changes will be made to such measures prior to or during such adoption. If our P4P services are classified as a form of online advertising and we meet the conditions requiring internet information service providers to examine the content of the online advertisements under the new regulations adopted in the future, we would be obligated to examine the content of our P4P customers’ listings on our websites, which could be excessively burdensome such that we may have to stop posting certain categories of listings on our websites or otherwise cease our P4P services for certain categories of customers. If advertisements shown on our websites are in violation of relevant PRC advertising laws and regulations, or if the supporting documentation and government approvals provided to us by our advertising clients in connection with the advertising content are not complete or accurate, we may be subject to legal liabilities and our reputation could be harmed.

We have been and in the future may again be subject to claims or negative publicity based on the results in our paid search listings. Claims have been filed against us after we allowed certain customers to register keywords containing trademarks, trade names or brand names owned by others and displayed links to such customers’ websites in our paid search listings. While we maintain a database of certain well-known trademarks and continually update our system algorithms and functions aiming at preventing customers from submitting a keyword containing the well-known trademarks that we know are owned by others, it is not possible for us to completely prevent our customers from bidding on keywords that contain trademarks, trade names or brand names owned by others. There has been negative publicity about fraudulent information in our paid search listings. Although we have been continually enhancing our technology, control and oversight to prevent fraudulent websites, web pages and information from our paid search listings, there is no guarantee that the measures we have taken are effective at all times. Claims and negative publicity based on the results in our paid search listings, regardless of their merit, may divert management attention, severely disrupt our operations, adversely affect our results of operations and harm our reputation.

We may be subject to patent infringement claims with respect to our P4P platform.

Our technologies and business methods, including those relating to our P4P platform, may be subject to third-party claims or rights that limit or prevent their use. In June 2005, we applied for a patent in China for our P4P platform, but our application was rejected on the ground that it is not patentable. Certain U.S.-based companies, including Overture Services Inc., have been granted patents in the United States relating to P4P platforms and similar business methods and related technologies. While we believe that we are not subject to U.S. patent laws since we conduct our business operations primarily in China, we cannot assure you that U.S. patent laws would not be applicable to our business operations, or that holders of patents relating to a P4P platform would not seek to enforce such patents against us in the United States or China.

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

As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic investments and acquisitions of businesses and assets that complement our existing business. In the past year, we invested in Ctrip by exchanging our shares in Qunar for shares of Ctrip. We intend to make other strategic investments and acquisitions in the future if suitable opportunities arise. Investments and acquisitions involve uncertainties and risks, including:

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

•	diversion of resources and management attention; and

•

in the case of acquisitions of businesses or assets outside of China, the need to integrate operations across different business cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries.

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

We operate in the rapidly evolving internet industry, which makes it difficult to predict our future results of operations. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by companies in evolving industries. Some of these risks and uncertainties relate to our ability to:

•	maintain our leading position in the Chinese language internet search market;

•	offer new, innovative products and services and enhance our existing products and services with innovative and advanced technology to attract and retain a larger user base;

•	attract users’ continuing use of internet search services;

•	retain existing customers and attract additional customers and increase spending per customer;

•	upgrade our technology to support increased traffic and expanded product and service offerings;

•	further enhance our brand;

•	respond to competitive market conditions;

•	respond to evolving user preferences or industry changes;

•	respond to changes in the regulatory environment and manage legal risks, including those associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	execute our strategic investments and acquisitions and post-acquisition integrations effectively;

•	attract, retain and motivate qualified personnel and maintain good relations with a young and growing work force; and

•	build profitable operations in new markets and other overseas internet markets we have entered into.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

Our historical growth rate may not be indicative of our future growth rate.

We have experienced substantial growth in recent years. Our total revenues and net income attributable to Baidu, Inc. grew at a compound annual growth rate of 46.3% and 50.1%, respectively, from 2011 to 2015. Our growth was driven in part by the growth in China’s internet and online marketing industries, which may not be indicative of future growth or be sustainable. Our past growth rate may not be indicative of our future growth rate.

Our indebtedness could adversely affect our financial condition and our ability to obtain additional capital on reasonable terms when necessary.

As of December 31, 2015, we had an aggregate of US$5.5 billion of outstanding indebtedness that will mature between 2016 and 2025 and we may incur additional indebtedness in the future. Our current and future debt requires us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows to service such debt and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.

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

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. The growth of the Chinese economy has slowed since 2012 and such slowdown may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth slowed to 6.9% in 2015. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.

Because we rely to a large extent on distributors in providing our online marketing services, failure to retain key distributors or attract additional distributors could materially and adversely affect our business. Moreover, there is no assurance that our direct sales model in some key geographic markets will continue to be successful.

Online marketing is at a development stage in China and is not as widely accepted by or available to businesses in China as in the United States. As a result, we rely, to a large extent, on a nationwide distribution network of third-party distributors for our sales to, and collection of payment from, our customers. If our distributors do not provide quality services to our customers or otherwise breach their contracts with our customers, we may lose customers and our results of operations may be materially and adversely affected. Since most of our distributors are not bound by long-term contracts, we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to retain our key distributors or attract additional distributors on terms that are commercially reasonable, our business and results of operations could be materially and adversely affected.

We have transitioned to using our direct sales force to serve customers in some key geographic markets, such as Beijing, Shanghai and major cities in Guangdong Province. There is no assurance that our direct sales model in those markets will continue to be successful. If we fail to maintain an adequate direct sales force, retain existing customers and continue to attract new customers in those markets, our business, results of operations and prospects could be materially and adversely affected.

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

We have launched products and services in local languages to internet users in several countries. It is uncertain when the operation will become profitable, if at all. In particular, we rely on local telecommunication operators and service providers to provide us with network services and data center hosting services, and our systems for these international products and services are not redundant across different regions and data centers. Any interruption to the internet infrastructure or any data center may render our products and services in the region unavailable.

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

The fraudulent or fictitious transactions perpetrated by third-party sellers or service providers on our transaction platforms could damage our brand and reputation.

We face the risks that third-party sellers or service providers may engage in fictitious or fraudulent transactions with themselves or collaborators in order to artificially inflate their own ratings and search result rankings on our platforms, and obtain sales-based monetary incentives provided by our platforms. These activities may harm other sellers and service providers by enabling the perpetrating sellers and service providers to be favored over the legitimate ones, and may harm buyers by deceiving them into believing that a seller or service provider is more reliable or trusted than it actually is.

If we fail to detect fraudulent transactions or otherwise are unable to prevent these fraudulent activities, our brand and reputation as an operator of trusted transaction platforms may be compromised and the incentives provided by our platforms may become ineffective.

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

We rely heavily on China Telecommunications Corporation, or China Telecom, China United Network Communications Group Company Limited, or China Unicom, and China Mobile Communications Corporation, or China Mobile, to provide us with network services and data center hosting services. We have entered into contracts with various local branches or subsidiaries of China Telecom, China Unicom and China Mobile to obtain data communications capacity. We have limited access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of these companies, or if these companies otherwise fail to provide the services. In May 2014, the service of our Baidu Cloud was inaccessible to some users for approximately four hours due to a failure of the internet infrastructure. In March 2015, our search services to some users were interrupted for over ten minutes as a result of a temporary malfunction of regional telecommunications infrastructure. Any unscheduled service interruption could damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by these telecommunication companies. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be adversely affected. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may harm our revenues.

Failure of information security and privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

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

We are required by PRC law to ensure the confidentiality, integrity, availability and authenticity of the information of our users, customers, distributors and Baidu Union members, which is also essential to maintain their confidence in our online products and services. We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies. However, advances in technology, increased level of sophistication and diversity of our products and services, increased level of expertise of hackers, new discoveries in the field of cryptography or others could still result in a compromise or breach of the measures that we use. Because of our leading market position in the internet industry in China, we believe we are a particularly attractive target for security breaches and hacking attacks. We have experienced in the past, and may experience in the future, such attacks. In December 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. However, the effect of these laws on curbing hacking and other illegal online activities still remains to be seen. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. If we are unable to protect our systems, hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause loss or give rise to our liabilities to the owners of confidential information, such as our users, customers, distributors and Baidu Union members, subject us to penalties imposed by administrative authorities, and disrupt our operations. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

Furthermore, concerns have been expressed from time to time about whether our products, services or processes could compromise the privacy of users and others. Concerns about our practices with regard to the collection, use, disclosure, or security of personal information or other privacy related matters, and any negative publicity on our information safety or privacy protection mechanism and policy, even if unfounded, could damage our reputation and brand and adversely affect our business and results of operations.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2015. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2015. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

The PRC government restricts or imposes conditions on foreign investment in internet, online advertising, online audio and video services and mobile application distribution businesses. We and our PRC subsidiaries are considered foreign persons or foreign-invested enterprises under PRC foreign investment related laws. As a result, we and our PRC subsidiaries are subject to PRC legal restrictions on or conditions for foreign ownership of internet, online advertising, online audio and video services and mobile application distribution businesses. Due to these restrictions and conditions, we operate our websites and conduct online advertising, online audio and video services and mobile application distribution businesses in China through our consolidated affiliated entities. As all the nominee shareholders of our consolidated affiliated entities are either PRC citizens or PRC domestic enterprises, these entities are therefore considered as PRC domestic enterprises under PRC law. The “nominee shareholders” refer to those shareholders who have pledged their equity interest in our consolidated affiliated entities to us and entered into exclusive equity purchase and transfer option agreements with us as part of the contractual arrangements. Our contractual arrangements with our consolidated affiliated entities and the nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance. These contractual arrangements demonstrate our ability and intention to continue to exercise the ability to absorb substantially all of the profits and the expected losses of the affiliated entities. In 2013, 2014 and 2015, we derived approximately 28%, 27% and 31% of our total revenues, respectively, from our consolidated affiliated entities through contractual arrangements.

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

PRC laws and regulations and administrative authorities currently do not classify P4P services as a form of online advertising or as part of internet content services that require an ICP license, or ICP services. However, we cannot assure you that the PRC government will not classify P4P services as a form of online advertising or as part of ICP services in the future. If new regulations characterize P4P services as a form of online advertising or as part of ICP services, our tax liability may increase, given the advertising revenues are subject to a 3% construction fee for culture undertakings in addition to the 6% value-added tax, or VAT, which has replaced the original 5% business tax for advertising revenues. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation” for more information on PRC business tax and VAT. Moreover, if the change in classification of P4P services were to be retroactively applied, we might be subject to sanctions, including payment of delinquent taxes and fines. In addition, the classification of P4P services as a form of online advertising could subject us to an obligation to examine the content of our P4P customers’ listings on our websites and the associated risks. See “—Risks Related to Our Business—We have been and may again be subject to claims based on the content found on our websites, the results in our paid search listings or other products and services we offer.” Such examinations could be burdensome and increase our operating costs and expenses. Any change in the classification of P4P by the PRC government may materially and adversely affect our business, results of operations and financial condition.

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

As a result of our corporate structure and the contractual arrangements between our subsidiaries and each of our consolidated affiliated entities in China, we are subject to VAT at a rate of 6% as a result of the VAT reform program on both revenues generated by our consolidated affiliated entities’ operations in China and revenues derived from our subsidiaries’ contractual arrangements with these consolidated affiliated entities. Where our consolidated affiliated entity is qualified as a VAT general taxpayer, the VAT charged by our subsidiaries on the revenues obtained from such consolidated affiliated entity based on the contractual arrangement between our subsidiaries and such consolidated affiliated entity will constitute input VAT for the consolidated affiliated entity, and will be creditable against output VAT arising in connection with VAT taxable activities carried out by the consolidated affiliated entity. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation” for more information on the VAT reform program. Moreover, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between our subsidiaries and these consolidated affiliated entities were not on an arm’s-length basis and therefore constituted a favorable transfer pricing. Under the PRC Enterprise Income Tax Law, or the EIT Law, an enterprise must submit its annual tax return together with information on related-party transactions to the PRC tax authorities. The PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. For example, the PRC tax authorities could request that our consolidated affiliated entities adjust their taxable income upward for PRC tax purposes. Such adjustment could adversely affect us by increasing our consolidated affiliated entities’ tax expenses without reducing our subsidiaries’ tax expenses, which could subject our consolidated affiliated entities to interest due on late payments and other penalties for under-payment of taxes.

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

As of the date of this annual report, we have made long-term loans in an aggregate principal amount of RMB4.3 billion (US$665.7 million) to the nominee shareholders of our consolidated affiliated entities. We extended these loans to enable the nominee shareholders to fund the capitalization of these entities. As of the date of this annual report, all of the registered capital of our consolidated affiliated entities in China has been fully funded. We may in the future provide additional loans to the nominee shareholders of our consolidated affiliated entities in China in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans will depend on the profitability of these consolidated affiliated entities and their operational needs, which are uncertain.

We are in the process of registering the pledges of equity interests by nominee shareholders of some of our consolidated affiliated entities, and we may not be able to enforce the equity pledges against any third parties who acquire the equity interests in good faith in the relevant consolidated affiliated entities before the pledges are registered.

The nominee shareholders of each of our consolidated affiliated entities have pledged all of their equity interests in the relevant consolidated affiliated entities to our subsidiaries pursuant to equity pledge agreements under the contractual arrangements. An equity pledge agreement becomes effective among the parties upon execution. However, according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. We are in the process of registering the pledge relating to each of Baidu Netcom and Beijing Perusal Technology Co., Ltd., or Beijing Perusal, as well as certain other consolidated affiliated entities, relating to recent increases of their registered capital, which we anticipate will be completed in the next few months. We are also in the process of registering the pledge relating to certain newly established consolidated affiliated entities. Prior to the completion of the registration, we may not be able to successfully enforce the equity pledge against any third parties who have acquired property right interests in good faith in the equity interests in the relevant consolidated affiliated entities.

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

Growth of China’s economy has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. Since 2012, growth of the Chinese economy has slowed down. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets.

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

•

The licensing requirements relating to the internet business in China are uncertain and evolving. This means that permits, licenses or operations at some of our PRC subsidiaries and consolidated affiliated entities may be subject to challenge, or we may not be able to obtain or renew certain permits or licenses, including without limitation, a Value-Added Telecommunication Business Operating License, which is issued by the MIIT, an Internet News License, which is issued by the State Council News Office, a Short Messaging Service Access Code Certificate, which is issued by the MIIT, an Online Audio/Video Program Transmission License, which is issued by the State Administration of Press Publication, Radio, Film and Television, or the SAPPRFT, a Radio and Television Program Production License, which is issued by the SAPPRFT, a Surveying and Mapping Qualification Certificate for internet map services, which is issued by the National Administration of Surveying, Mapping and Geo-information, an Internet Culture Business Permit with the permitted scope of business covering online game operation and online game virtual currency issuance or trading, which is issued by the Ministry of Culture, an Internet Publication License, which is issued by the SAPPRFT, a Payment Service Permit, which is issued by the People’s Bank of China, and a Qualification Certificate for Internet Drug Information Services, which is issued by provincial branch of the State Food and Drug Administration. Failure to obtain or renew these permits and licenses may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

We provide value-added telecommunications services through our consolidated affiliated entities, which hold the required licenses. In July 2006, the MIIT issued the Notice of the Ministry of Industry and Information Technology on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. According to this notice, either the holder of a Value-Added Telecommunication Business Operating License or its shareholders must directly own the domain names and trademarks used by the license holder in its provision of value-added telecommunications services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain these facilities in the regions covered by its license. Baidu Netcom, Beijing Perusal and Beijing BaiduPay Science and Technology Co., Ltd., or BaiduPay, our consolidated affiliated entities, own the necessary domain names and trademarks, including pending trademark applications and have the necessary personnel and facilities to operate our websites.

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

As we enter into new businesses, we may encounter additional regulatory uncertainties. For example, it remains unclear whether the provision of online payment services by BaiduPay will require BaiduPay to apply for a Value-Added Telecommunication Business Operating License for “online data processing and transaction processing businesses” as provided in the Catalog of Telecommunication Businesses promulgated by the MIIT. However, Baidu Netcom, parent company of BaiduPay, has applied for a Trans-Regional Value-Added Telecommunication Business Operating License, which would cover online data processing and transaction processing businesses. Baidu Netcom plans to submit an application to allow its subsidiary BaiduPay to operate online data processing and transaction processing businesses.

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company should be treated as a foreign-invested enterprise, or an FIE. According to the definition set forth in the draft Foreign Investment Law, FIEs refer to enterprises established in China pursuant to PRC law that are solely or partially invested by foreign investors. The draft Foreign Investment Law specifically provides that entities established in China (without direct foreign equity ownership) but “controlled” by foreign investors, through contract or trust for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must go through a market entry clearance by the Ministry of Commerce before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. However, an FIE, during the market entry clearance process, may apply in writing to be treated as a PRC domestic enterprise if its foreign investor(s) is/are ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities and the Nominee Shareholders.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC government authorities and its affiliates or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

Through our dual-class share structure, Mr. Robin Yanhong Li, our chairman, chief executive officer and principal shareholder, a PRC citizen, possessed and controlled 53.8% of the voting power of our company as of February 29, 2016. The draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the internet, online advertising, online audio and video services and mobile application distribution businesses, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as Ministry of Commerce market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

The PRC government has adopted regulations governing internet access and distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, contains terrorism or extremism content, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses and the closure of the concerned websites. In the past, failure to comply with these requirements has resulted in the closure of certain websites. The website operator may also be held liable for the censored information displayed on or linked to the website.

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

The Anti-Terrorism Law, which took effect on January 1, 2016, further requires internet service providers to verify the identity of their users, and to not provide services to anyone whose identity is unclear or who declines verification. Although the identity verification requirements are already embodied in some internet related regulations, the Anti-Terrorism Law extends these requirements to all types of internet services. The internet service providers are also required to provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities.

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

A number of our PRC subsidiaries and consolidated affiliated entities, such as Baidu Online Network Technology (Beijing) Co., Ltd., or Baidu Online, and Baidu Netcom are entitled to enjoy a preferential tax rate of 15% due to their qualification as “High and New Technology Enterprise,” which has a term of three years. If any or some of these PRC subsidiaries and consolidated affiliated entities fail to maintain the “High and New Technology Enterprise” qualification, their applicable EIT rate will be up to 25%. Furthermore, Baidu Online was entitled to a preferential income tax rate of 10% for 2013 and 2014 due to its “Key Software Enterprise” status designated by the relevant government authorities. Baidu Online enjoyed a reduced tax rate of 15% as a qualified “High and New Technology Enterprise” starting from 2015. The “Key Software Enterprise” status of Baidu Online for 2015 and beyond is being determined by the relevant government authorities. There is no assurance that Baidu Online will continue to be granted the “Key Software Enterprise” status. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC Enterprise Income Tax.”

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

On March 30, 2015, SAFE promulgated SAFE Circular No. 19, which came into force replacing SAFE Circular No. 142 on June 1, 2015. SAFE Circular No. 19 removed certain restrictions previously provided under Circular No. 142 for conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular No. 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

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

The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 75, and a series of implementation rules and guidance issued by SAFE, including the circular relating to operating procedures that came into effect in July 2011, require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014, which replaced the SAFE Circular No. 75. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and

Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. In accordance with SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in August 2006 and amended in June 2009, among other things, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the Ministry of Commerce in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of the laws and regulations mentioned above and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent months the RMB has depreciated significantly against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Our revenues and costs are mostly denominated in RMB. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs. Furthermore, a significant depreciation of the RMB against the U.S. dollar may have a material adverse impact on our cash flow in the event we need to convert our RMB into U.S. dollars to repay our U.S. dollar denominated notes or other payment obligations.

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

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Circular 698 and Public Notice 7. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars. The PRC tax authorities have the discretion under Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 698 and Public Notice 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We have made acquisitions in the past and may conduct additional acquisitions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

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

A non-U.S. corporation, such as our own, will be considered a passive foreign investment company, or “PFIC”, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets is generally determined by reference to the market price of the ADSs and ordinary shares, which may fluctuate considerably. In addition, because there are uncertainties in the application of the relevant rules and because PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for the current or any future taxable year.

Although under certain interpretations of how one determines what portion of goodwill and certain other assets are treated as “passive”, we may have been a PFIC for 2015, we believe under more reasonable approaches for our circumstances, based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, that we were not a PFIC for our taxable year ended December 31, 2015. However, given the lack of authority and the highly factual nature of the analyses, no assurance can be given. We do not expect to be a PFIC for our taxable year ending December 31, 2016 or for the foreseeable future. However, our PFIC status for the current taxable year ending December 31, 2016 will not be determinable until the close of the taxable year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year).

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

In November 2012, we obtained the controlling interest in Qiyi.com, Inc., or iQiyi, a prior equity method investee, and have since then consolidated its financial results into our consolidated financial statements. In

May 2013, we acquired the online video business of PPStream Inc., or PPS, and have merged it with iQiyi and have since then consolidated its financial results into our consolidated financial statements. In February 2016, we received a non-binding proposal from Mr. Robin Yanhong Li, chairman and chief executive officer of Baidu, and Mr. Yu Gong, chief executive officer of iQiyi, proposing to acquire all of the outstanding shares of iQiyi beneficially owned by us based on an enterprise valuation of US$2.8 billion for 100% of iQiyi on a cash-free and debt-free basis. Pursuant to the non-binding proposal, the buyers expect that iQiyi will remain a strategic partner to us after the consummation of the proposed transaction and enter into business cooperation agreements with us.

In October 2013, we acquired 100% equity interest of 91 Wireless from NetDragon Websoft Inc., or NetDragon, and the other shareholders of 91 Wireless, and have since then consolidated its financial results into our consolidated financial statements.

We consolidated the financial results of Qunar, an online travel services provider, in our consolidated financial statements from July 2011 to October 2015. In July 2011, we acquired a majority stake in Qunar. In November 1, 2013, Qunar listed its ADSs, each representing three Class B ordinary shares of Qunar, on NASDAQ in connection with its initial public offering. In October 2015, we completed a share exchange transaction with Ctrip, in which we exchanged 178,702,519 Class A ordinary shares and 11,450,000 Class B ordinary shares in Qunar for 11,488,381 newly-issued ordinary shares of Ctrip, at an exchange ratio of 0.725 Ctrip ADSs per Qunar ADS. As a result of the transaction, we have ceased consolidating the financial results of Qunar, and we have become a major shareholder of Ctrip, owning approximately 25% of Ctrip’s aggregate voting interest.

B.	Business Overview

We are the leading Chinese language internet search provider. As a technology-based media company, we aim to provide the best and most equitable way for people to find what they are looking for. In addition to serving individual internet search users, we provide an effective platform for businesses to reach potential customers.

Our business consists of three segments, namely, search services, transaction services and iQiyi. Search services are keyword-based marketing services targeted at and triggered by internet users’ search queries, which mainly include our P4P services and other online marketing services. Transaction services include Baidu Nuomi, Baidu Takeout Delivery, Baidu Maps, Baidu Connect, Baidu Wallet and others. iQiyi is an online video platform with a content library that includes licensed movies, television series, cartoons, variety shows and other programs.

Our Baidu.com website is the largest website in China and the fourth largest website globally, as measured by average daily visitors and page views during the three-month period ended December 31, 2015, according to Alexa.com, an internet analytics firm. In addition, our “Baidu” brand is one of the highest ranking brands in China in BrandZ Top 50 Most Valuable Chinese Brands 2015, a study published by Millward Brown Optimor, a brand strategy research company.

We conduct our operations primarily in China. Revenues generated from our operations in China accounted for approximately 99.8%, 99.5% and 98.9% of our total revenues in 2013, 2014 and 2015, respectively.

We serve three types of online participants:

Users. We offer a Chinese language search platform on our Baidu.com website that enables users to find relevant information online, including web pages, news, images, documents and multimedia files, through links provided on our website. We also offer transaction platforms, such as Nuomi.com, to connect online and offline services provided by third-parties. We provide a broad range of products and services to enrich user experience, including search services, transaction services and iQiyi. Our products and services can be accessed through PCs and mobile devices. We aspire to provide the best experience to our users. To this end, we have invested in advanced technology such as deep learning and semantic intelligence.

Customers. We deliver online marketing services to a diverse customer base operating in a variety of industries. In 2015, we had approximately 1,049,000 active online marketing customers. Consistent with previously reported numbers, the number of active online marketing customers excluded those for our group-buying related businesses. Our online marketing customers consist of SMEs throughout China, large domestic companies and Chinese divisions and subsidiaries of large, multinational companies. We have a diverse customer base in terms of industries and geographical locations. Our defined industries in which our customers operate include retail and ecommerce, local services, medical and healthcare, financial services, education, tourism and ticketing, online games, transportation, construction and decoration, and business services. Customers in our top five industries contributed more than 50.0% of our total online marketing revenues in 2015. Although we have customers located throughout China, we have a more active and larger customer base in coastal regions, reflecting the current general economic demographics in China.

Customers for our transaction services primarily consist of merchants that act as service providers on our transaction platforms, such as Nuomi.com. The merchants that operate on our transaction platforms mainly cover businesses such as restaurants, hotels and cinemas.

We reach and serve our customers through our direct sales force as well as a network of third-party distributors across China. As many of our customers are SMEs, we use distributors to help us identify potential SME customers, collect payments and assist SMEs in setting up accounts with us and using our online marketing services. We have also engaged third-party agencies to identify and reach potential customers outside of China. To better enable our customers to capture the mobile opportunity, we provide free tools to customers to help them build and modify mobile landing pages and proactively educate customers about mobile marketing. We also have an integrated bidding system to better streamline the bidding experience for PC and mobile channels for our customers. Mobile revenues accounted for 52.7% of our total revenues for 2015.

Baidu Union Members. Baidu Union consists of a large number of third-party web content, software and mobile application providers. Baidu Union members can display on their properties our customers’ promotional links that match the content of such members’ properties. Some Baidu Union members also embed some of our products and services into their properties. We allow Baidu Union members to provide high-quality and relevant search results to their users without the cost of building and maintaining advanced search capabilities in-house and to monetize their traffic through revenue sharing arrangements with us. We reward Baidu Union members by sharing with these members revenues as a percentage of total revenues recognized by us. As a result of our continued effort to optimize the quality of Baidu Union members, the traffic and revenue contributed by Baidu Union members continue to increase, along with the growth of organic revenues generated by our own properties.

Search Services

Search Products and Services for Users

We focus on offering products and services that enable our users to find relevant information quickly and easily. We offer our main products and services to users through Baidu.com free of charge generally. These products and services can be accessed through PCs, mobile and other non-mobile devices.

Baidu Web Search. Baidu’s web search allows users to locate information through search queries. After typing a search query, users generally receive a list of ranked search results, which may include our customers’ content presented in a specific format. Users can then access the desired information by examining the returned search snippets, or clicking on the hypertext links displayed in the search results. The number of average monthly active users of mobile search, defined as users who used the service at least once in a given month, was approximately 657 million for December 2015, an increase of 21.0% over the corresponding period in the prior year.

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

•

Rich Content—by analyzing users’ intention and the content of search pages, provides users with more structural and in-depth data in the snippets of search results. For example, we directly display answers, marked in red, in the search result snippets for Q&A-type query; we directly display valuable sub-links and images in search result snippets.

•

Personalization—provides personalized suggestions and search results, based on users’ past search behavior and situational information, such as time, location, type of device and internet connection speed.

•

Recommendation for Web Search—recommends interesting results (such as books, music, novels, movies, and games) to enhance user engagements and satisfaction. We have developed sophisticated algorithms and launched several innovative features including entity-collection recommendation, post-click keywords recommendation, interactive recommendation, task-oriented recommendation and knowledge graph-based recommendation.

•

Baidu Personalized Homepage—offers a customizable homepage providing signed-in users a personalized experience. We recommend information, websites and service information of interest based on a user’s past behavior. Users may also add and subscribe to websites and apps.

•	HTTPS Connection—has significantly advanced the security of our products by protecting the information and privacy of our PC and mobile users through HTTPS protocols.

•

English Language Resources—addresses the ever-growing needs among our users to search English language resources by providing a wealth of high-quality English webpage data. To improve the English search experience of our users, we made significant improvements to our English query understanding and English web result ranking. We also leverage our Baidu machine translation technology to present users with Chinese translations of English snippets and webpages.

In order to improve mobile user experience, we have also undertaken a series of product innovations and developments, including but not limited to, the following features:

•

Enriched Services—are connected with our mobile search function, such as takeout delivery, movie tickets, hotel stays, air tickets, home services and other types of local lifestyle services, which expand the usefulness of our search services. We also select and recommend suitable services to users based on their interest, location, time of the day and other mobile situational traits in order to improve user experience.

•

Multi-modal Search—allows users to obtain accurate, fast and rich search results by simply talking to the PC or mobile device, or by taking or uploading a picture. As methods through which users express their requests become more diversified, the interaction between search engines and users is also expanding to include multi-media input and output models such as text, voice and images. Multi-media interactive search provides users with a more convenient, diverse and imaginative mobile search experience.

•	Colloquial Language Understanding—provides higher quality search results using semantic analyzing technology in response to increasingly colloquial voice inputs from users.

•

Results from Mobile Applications—complement resources from traditional web pages. Our mobile search can obtain and present unique information in mobile applications. Users can view search results from mobile applications and launch such applications directly, if they are already installed on the mobile device, or download such mobile applications.

•

Re-formatting of Search Results—allows us to improve the mobile viewing experience and information gathering efficiency of users by processing and re-formatting search results into compatible and easy-to-read content for mobile device users.

Baidu Image Search. Baidu Image Search enables users to search for images on the internet by term queries or various categories and offers advanced features, such as search by image file type and search within a designated website or web page. Baidu Image Search is accessible through both web page and mobile device. Baidu Image Search also allows users to search information on an image or search other similar images by allowing users to upload an image or enter its uniform resource locator (URL). In addition, registered users can upload, label and share with others high-quality pictures through Baidu Image Search.

Baidu Post Bar. Baidu Post Bar is a social media platform that attracts users through topics of common interest. Users post text, image, audio and video content and reply to original content, thus forming social networks around topics of discussions. Baidu Post Bar draws new users through close integration with search and user-generated content. Baidu Post Bar has become a leading platform for celebrity fans, online game players, online novel readers and virtual local communities. Owing to its characteristic of equality and openness, Baidu Post Bar sees new online cultural trends and catch phrases being generated constantly, and Baidu Post Bar has become a social media platform as result of its ability to cultivate and deliver high-quality content.

Baidu Knows. Baidu Knows provides users with a query-based searchable community to share knowledge and experiences. Through Baidu Knows, registered users can post specific questions for other users to respond as well as respond to questions posted by others. Baidu Knows is accessible through both web page and mobile application. Any users of our Baidu.com website can also search, read and browse questions and answers contributed by registered users of Baidu Knows. Baidu Knows has also invited institutional and personal experts in many fields such as medical care, maternal and child health, education, finance and law to address users’ questions.

Baidu Encyclopedia. Baidu Encyclopedia is an evolving encyclopedia compiled by registered users. Registered users can share their knowledge by adding new terms and new content in Baidu Encyclopedia. Baidu Encyclopedia has experts in many fields, such as medical care and studio arts, among its registered users, which experts have contributed a rich collection of influential content. Any users of our Baidu.com website can also search, read and browse all terms and content contributed by registered users of Baidu Encyclopedia. Baidu Encyclopedia has produced a number of characteristic columns, such as Encyclopedia of Intangible Cultural Heritage, Digital Museum, Recorder of History, etc., which aim to meet the high-quality content requirements of users.

Baidu WenKu. Baidu WenKu is an online document sharing platform, through which registered users of our Baidu.com website can search, browse or read, by categories, documents in various formats such as Microsoft WORD, PDF and Microsoft Excel. Baidu WenKu also allows registered users to upload documents to and download from this user-created documents database. For senior high school students, Baidu WenKu introduced the Baidu GaoKao service, which provides one-on-one tutoring services to students preparing for the Chinese national college entrance exam by leveraging Baidu big data technology. For teachers, Baidu WenKu provides high-quality teaching resources, such as instructional materials, through youke.baidu.com.

Hao123.com. Hao123.com is a popular Chinese website directory navigation site in China.

Baidu Mobile Search. As one of our flagship mobile applications, Baidu Mobile Search enables users to access our search and community-based products and services using mobile devices, including WAP-enabled mobile phones. Baidu Mobile Search supports text, voice and image search to better serve users of mobile devices. By minimizing graphics and interactive contents, Baidu Mobile Search offers a user-friendly and productive mobile internet search experience.

Baidu Mobile Assistant. Baidu Mobile Assistant is a mobile application marketplace designed for Android mobile devices. The platform offers an extensive and diversified array of applications, and selects and recommends high-quality applications based on big data analytics. Baidu Mobile Assistant presents contents of applications to users, helping them to find the most suitable applications. Baidu Mobile Assistant helps improve users’ phone management, allowing users to download, upgrade, manage and delete applications easily and conveniently. It also allows users to share files such as applications, videos, audios and images easily without data usage.

Baidu Mobile Browser. Baidu Mobile Browser is a mobile internet browser. Users can search for their favorite websites and customize their Baidu Mobile Browser landing pages. Users can land Baidu Mobile Browser through their mobile phones based on Windows, Android and iOS.

Baidu Mobile Guardian. Baidu Mobile Guardian is a powerful phone security software, using mobile anti-virus technology. It can provide users with free system optimization, mobile handset accelerator, virus sweeper, data privacy, harassing phone intercept, secure payment and other features. Throughout 2015, Baidu Mobile Guardian was recognized as one of the top-ranked players by AV-Test, an authoritative international testing organization.

Duer. Duer, introduced in 2015, is an intelligent personal virtual assistant that provides secretarial search service to users. Duer provides high-quality personal assistant services such as performing tasks, information seeking, answering questions and casual chatting through conversational user interface. Its implementation leverages our search, natural language processing, artificial intelligence and machine learning technology.

Search Products and Services for Customers

We focus on providing customers with cost-effective and targeted marketing solutions. We generate a large majority of our revenues from online marketing services, including online marketing services based on search queries, contextuals, audience attributes, media and placement attributes and online marketing services of other forms. Our online marketing services generally comprise text links, images, multimedia files and interactive forms.

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

We customize search results by vertical industries through commercial knowledge graph. The commercial knowledge graph enhances the presentation of our customers’ commercial promotions through a structured format, and allows users to purchase or acquire the products or services offered by our customers in the search results. The search results of commercial knowledge graph consist of a special aggregated type of promotion called “Card” in the search results page, and a corresponding landing page that aggregates customers’ promotions and information.

Phoenix Nest, one of our current online marketing systems, is designed to improve relevance in paid search and increase value for customers, thus driving monetization efficiency. We have made enhancements continually to our Phoenix Nest platform. We have opened online marketing on mobile search to all customers to allow them to promote their products and services. In addition to text descriptions, customers can also promote their applications on mobile search. In order to help customers achieve better ROI from mobile search campaigns, we provide a series of special management tools in Phoenix Nest, including upgraded site building tool such as SiteApp for enhanced user experience, online chatting tool for better user engagement, mobile statistics analysis tool for enhanced conversion tracking, and performance reporting for managing campaign effectiveness. We have provided additional geo-targeting options in Phoenix Nest to enable customers to engage in city-level and distance proximity bidding. Moreover, we have launched Phoenix Nest App (Android and iOS) allowing customers to manage their online marketing anywhere and anytime. We provide tools and features, such as Phone Calls, App Downloads, Site-Links on Mobile, Brand-Link on Mobile, allowing customers to manage and optimize mobile marketing and understand the mobile opportunity properly. Leveraging on our ability to precisely recognize the search intent of users and matching the intent with the website content of the customers, our dynamic marketing solutions present marketing content in varying formats, including living images, product discount information, and photo and textual illustrations of specific merchandise.

In 2015 we further upgraded Phoenix Nest by introducing a suite of new functionalities and services. We launched Local Express, which provides merchants with a turn-key solution to easily participate in our online marketing and transaction services, without high start-up costs or the need for infrastructure investment. Local Express merchant accounts can be accessed by users via search, Baidu Maps and Baidu Nuomi. Local Express helps local merchants to reach users more effectively.

To increase the return and efficiency of marketing spending for customers, we assist our customers in their mobile situational marketing spending, i.e. directing their marketing spending based on the target audience, time of the day and location. We deliver data analysis reports on marketing spending to our customers after their marketing campaigns. In 2015, we integrated data on online clicks, registration and offline store visits, allowing for intelligent marketing spending. Furthermore, we continue to study mobile search behavior of our users and to deliver customized push results by automatically mining and analyzing the advertising content of our customers.

BrandZone. BrandZone is our flagship branding display marketing product. The marketing message for a customer can integrate text description, image and video, and appear in a prominent position of the search result page. The display position for BrandZone includes not only our web search but also various vertical search products, such as Baidu Knows and Baidu Image Search. BrandZone allows the brand image of an advertiser to be displayed in all the vertical search products in a structured and uniform manner.

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

Online Marketing Services Based on Contextuals, Audience Attributes, Media and Placement Attributes

Online marketing services based on contextuals, audience attributes, media and placement attributes refer to our programmatic marketing service transaction system, which is composed of four part: supply-side platform (SSP); demand-side platform, or (DSP); Baidu exchange service platform, or (BES); and data-management platform, or (DMP).

SSP covers media resources of Baidu and third-party Baidu Union members. SSP intelligently manages media advertising space inventory and optimizes marketing spending by analyzing matching content, target audience and characteristics of different media and platforms. SSP has connected more advertising resources through technological upgrades. SSP currently supports a number of main-stream media formats, including textual links, images, open screen, interstitial, banner, information flow and video. SSP also supports native advertisement placement.

DSP is an integrated sales service platform for advertisers and advertising agents, providing programmatic media buy service. DSP supports PC web, WAP, in-app, and in-stream traffic multi-screen advertisement placement. DSP also supports the advertisement placement of standard creativity, intelligent creativity and customized creativity, as well as multiple payment methods including CPT, CPM, CPC and CPA.

BES is a traffic transaction platform that combines DSP with media resources, by leveraging the traffic advantage and big-data capabilities of BES. BES automatically conducts the ad-media buy process on behalf of advertisers using a digital platform, i.e. a programmatic buy process. The primary method for conducting such programmatic buy process is real time bidding, or RTB, which secures advertisement display opportunities in a very short period of time by bidding on the target audience. In addition to RTB, we also support programmatic premium buying (PPB) and guaranteed delivery (GD) methods. PPB targets specific high-quality media resources and engages in programmatic buy only after reaching agreement on the terms of the purchase with the advertisers. GD is conducted based on the agreed-upon price and time period reached by both sides to the transaction.

DMP collects data from the various parties in a programmatic buy process and stores, integrates, analyzes and optimizes such data. DMP integrates data from advertisers, Baidu and third-party DMPs, which cover searches, offline visits, target audience tags, sequential placements and crowd portraits, in order to improve the effectiveness and accuracy of DSP.

Value-added Consultative Services Provided for Customers

We also offer certain value-added consultative services that help customers maximize their ROI.

Baidu Marketing Platform. On Baidu Marketing Platform, customers can not only get an understanding of but also use our various online marketing services and enjoy our value-added services. At the early phase of their marketing placement, we provide various consulting services to assist customers in better understanding the market conditions and help them design suitable marketing solutions. We also provide all-around marketing infrastructure services, including guidance on building mobile sites, site building tools such as SiteApp, and site testing tools. During the marketing placement, our experts on the platform can assist customers in understanding and using our various products and services to increase customer satisfaction. At the later phase of the placement, our statistics analysis tools can help customers assess the marketing effectiveness and achieve better ROI.

Certification Services. We classify and certify merchants based on the standards developed based on our experiences, and evaluate the credibility of merchants periodically based on their behavior on Baidu Marketing Platform and other business activities. We have adopted related reward and penalty measures aiming to guide the merchants to improve their credibility.

Baidu Credit. Based on customers’ historical marketing placements and credibility on the Baidu Marketing Platform, we provide a short-term credit line to customers so that they can continue their marketing activities when they are short of capital. We received authorization from the People’s Bank of China on enterprise credit investigation in November 2015.

Transaction Services

We offer products and services that enable or facilitate our users and customers to conduct online and offline transactions.

Baidu Nuomi. Baidu Nuomi offers multiple services and products to its users, including entertainment (such as film, transportation ticketing and tourism), dining, hotel reservation, health and beauty services. Baidu Nuomi users can access the services through Nuomi.com, Baidu Nuomi’s mobile application and additional channels such as Baidu Mobile Search and Baidu Maps.

In 2015, Baidu Nuomi introduced a host of new services, such as pre-paid cards, memberships, payment at store, spending credits, unified shopping carts and movie theme mall, to help local merchants build lasting relationships with users. Pre-paid cards allow users to store value for consumption with merchants, including merchant-specific pre-paid cards and Baidu general pre-paid cards. The membership service is aimed at providing premium services to loyal Baidu Nuomi users. Payment at store function enables users to only pay for the products and services when they have arrived at the offline store. Unified shopping carts allow users to complete multiple orders at the same time. Movie theme mall offer derivative products of popular movies and television shows. Baidu Nuomi has also expanded its product offerings and distribution channels through strategic partnerships with third parties, such as hotel reservation service providers. In addition, Baidu Nuomi provides convenient credit payment service for users. Baidu Nuomi has also launched a platform to introduce third-party services, such as laundry and mobile phone top up, to further complement and diversify its service offerings.

For merchants, Baidu Nuomi provides them with their own Baidu Nuomi pages in order to allow users to browse all the services and discounts offered by the merchants. Baidu Nuomi also provides self-promotion tools to merchants that help them attract and retain users. In addition, Baidu Nuomi provides merchants with comprehensive check-out service that helps them improve payment experience and efficiency. Baidu Nuomi also provides data services such as store statistics, user group analysis and an open platform providing a complete set of tools and processes to help merchants launch products more conveniently.

Baidu Takeout Delivery. Baidu Takeout Delivery is an online platform on which users can place food delivery orders with restaurants. Leveraging our map, data, and software capabilities and supported by logistics delivery system, Baidu Takeout Delivery offers users food deliveries from a wide range of quality restaurants within short delivery time. In addition to restaurants, we have also expanded our takeout delivery service to grocery stores, convenience stores, and flower shops, among others. Users can locate restaurants or stores on either PCs or mobile devices. When accessing from mobile devices, users can search for restaurants or stores close to their current location.

Baidu Maps. Baidu Maps integrates map data from third-party suppliers and web information, providing users with services relating to locations, routes, and local merchants on their PCs and mobile devices in both offline and online modes. Baidu Maps for mobile devices (Baidu Mobile Maps) increasingly serves as a gateway for users to conduct local searches. In addition to Mainland China, Baidu Maps currently also covers Hong Kong, Macau and Taiwan, providing both offline and online modes of service in these regions. It has an open platform that integrates location-based services from third-party partners. The number of monthly active users of Baidu Mobile Maps, defined as users who used the service at least once in a given month, was approximately 302 million for December 2015, an increase of 43% over the corresponding period in the prior year.

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

Baidu Telematics. We have developed four OEM solutions, CarLife, MyCar, CoDriver and CarGuard, for automobile manufacturers. CarLife provides intelligent connection between the smartphone and the car during driving. MyCar is a private cloud service which transforms car data into services for its owner. CoDriver is voice-recognition based virtual assistant installed in the car. CarGuard provides cybersecurity solutions for the car connected with internet. Baidu Telematics has already partnered with well-known automobile manufacturers and suppliers to implement the four OEM solutions and to co-develop leading telematics technology.

Baidu Wallet. Baidu Wallet, formerly branded as BaiduPay, provides online and mobile payment services and enables our users to complete a closed loop transaction in a seamless manner. Through integration with Baidu and third-party products, Baidu Wallet fulfills payment in a wide array of scenarios, including purchases of movie tickets, services provided by Baidu Nuomi, takeout delivery and daily commutes. Baidu Wallet has introduced the Baidu Spring Business Platform, which precisely places the offline coupons and gift cards offered by local merchants into the Baidu Wallet accounts of our users, and allows users to use such coupons and gift cards offline when completing the relevant transactions through Baidu Wallet. In order to further cultivate the mobile payment habit of users, Baidu Wallet began to offer a variety of rewards and promotions to its users from November 2015. Baidu Wallet has continued to grow, reaching 53 million activated accounts as of December 31, 2015.

Baidu Mobile Game. Baidu Mobile Game platform collaborates with Chinese and international licensed content providers in providing a diverse array of licensed and healthy games to users, hosting dedicated mobile channels and up-to-date licensed games, and has attracted a large community of mobile game players. Our platform connects users with game content providers and we share revenues from game operations with game developers pursuant to the terms of our cooperation agreements.

Baidu Connect. We launched Baidu Connect in September 2014. Building upon Light Apps, Baidu Connect is a tool for merchants that can bring in leads from other Baidu products such as search and maps. It is built with functionality that enables conversion and offers merchants a CRM system. We provide easy-to set-up templates tailored for specific industries. Baidu Connect helps merchants reach new customers and maintain engagement with existing ones. Once a user follows a business or makes a purchase, the merchant can broadcast relevant information to the user to increase the likelihood of future transactions. Baidu Connect also features a number of technology services, such as App Builder, which is a set of tools to assist content publishers and service providers in building applications through a swift process.

Baidu Cloud. Baidu Cloud, our personal cloud computing service, allows users to upload documents, images, audios and videos to its cloud servers, stores the uploaded data with security control and provides real-time back-ups, and making the data accessible across different terminals including tablets, smartphones and desktops. Users can also share their data through Baidu Cloud.

International Products and Services. We offer numerous mobile products and services for emerging and developed markets around the world. Our mobile applications for overseas markets include DU Battery Saver,

DU Speed Booster, ES File Explorer, Photo Wonder, Simeji, and Baidu Browser, among others. Our PC products for overseas markets include Baidu Antivirus, PC Faster, Hao123, Baidu IME and more.

iQiyi

iQiyi and PPS. iQiyi is an online video platform with a content library that includes licensed movies, television series, cartoons, variety shows and other programs. The programs are provided by content providers under licensing arrangements. Apart from sourcing licensed contents, iQiyi also produces a wide array of original content. In addition, iQiyi provides online community services to facilitate user communication and interaction. Users can also search and watch ad-supported iQiyi.com videos on their mobile devices free of charge. Paying subscribers can enjoy premium services on iQiyi, including ad-free video streaming and access to premium content. In May 2013, we acquired the online video business of PPS and have merged it with iQiyi. PPS has since then operated as a sub-brand of iQiyi. The combined platform is one of the leaders of online video business in China.

Sales and Distribution

We offer search and transaction services directly and through our distribution network. We have direct sales presence in Beijing, Shanghai and major cities in Guangdong Province, covering the major regional markets for our online marketing services.

Our search service distributors provide numerous services, including identifying customers, collecting payments, assisting customers in setting up accounts with us, suggesting keywords to maximize ROI and engaging in other marketing and educational services aimed at acquiring customers. We offer discounts to distributors as consideration for their services. We have relied on distributors for several reasons. Our P4P customer base in China is geographically diverse and fragmented, as many of our P4P customers are SMEs located in different regions in China. Moreover, SMEs are generally less experienced with online marketing as compared to large companies and therefore benefit from the extensive services provided by distributors. Finally, secure online payment and credit card systems are in early stages of development in China. Distributors serve as an important channel to reach SME customers throughout China and collect payments from them. We offer our online marketing services to medium and large corporate customers through third-party agencies and our direct sales force. We have also engaged third-party agencies to identify and reach the potential customers outside of China.

Transaction services are provided directly in most first and second tier cities based on the high population concentration and well-constructed infrastructure. We reach customers and promote our transaction services via distributors mainly in third and fourth tier cities because customers in these areas are geographically diverse and fragmented. Our distributors identify customers and assist customers to set up accounts in order to improve market share and penetrate rate in these areas.

Marketing

We focus on continually improving the quality of our products and services, as we believe satisfied users and customers are more likely to recommend our products and services to others. Through these efforts and the increased use of internet in China, we have built our brand with modest marketing expenditures.

Our initial public offering in 2005 and subsequent positive media coverage have significantly enhanced our brand recognition. We have also implemented a number of marketing initiatives designed to promote our brand awareness among potential users, customers and Baidu Union members. In addition to our brand positioning in the market, we have also initiated a series of marketing activities to promote our products, especially those in relation to mobile applications, among existing and potential users and customers. In 2015, we launched a number of Baidu Nuomi-specific holiday promotional campaigns to enhance its market recognition. In May 2015, we hosted the 2015 Baidu Union Summit and the Charity One-Hour event, co-organized the Baidu

Cheung Kong Lecture with Cheung Kong Graduate School of Business. In our “Baidu World” event in September 2015, we introduced Duer and plan to further incorporate advanced technology to connect people with services. In November 2015, we hosted the “Baidu Moments Marketing Ceremony,” during which we published the 2015 Brand Digital Asset Ranking, and teamed up with some well-known companies exploring innovative marketing. In 2015, we promoted flagship Baidu products and enhance user recognition using a wide variety of activities, such as Baidu Wallet year-long cash-back event.

Competition

The internet search, transaction service and internet video service industries in China are rapidly evolving and highly competitive.

For internet search, our primary competitors include U.S.-based internet search providers providing Chinese language internet search services and China-based internet companies. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance) and safety and user experience of search results, availability and ease of use of products and services, the number of customers, distribution channels and the number of associated third-party websites. We also face competition from traditional advertising media.

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

For transaction services, our primary competitors include China-based internet companies such as Meituan-Dianping and Koubei. We leverage our user traffic, product design and various market campaigns to enhance users’ reliance on our platforms and services.

For iQiyi, our primary competitors include companies that operate online video websites in China, such as Youku-Tudou and Tencent Video. We compete with these market players for both users and advertisers primarily on the basis of user base and demographics, quality and quantity of video content, brand name and user experience.

Technology

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

We have developed a proprietary technological infrastructure which consists of technologies for web search, mobile, P4P, targetizement and large-scale systems. Our established infrastructure serves as the backbone for both our PC and mobile platforms.

In 2015, our autonomous driving project at the Beijing Deep Learning Lab reached a key milestone by completing rigorous fully autonomous tests under a variety of complex environmental conditions. To develop and support autonomous driving, we have invested in AI technologies such as high definition mapping, environment perception, sensor fusion, and motion planning and control over the past two years.

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

Ranking. We compare search queries with the content of web pages to help determine relevance. We have significantly improved the relevancy and freshness of ranking using our machine learning modules to analyze the rich internet and user interaction data and prioritize the search results. For example, our technology determines the proximity of individual search terms to each other on a given web page, and prioritizes results where the search terms are near each other. Other aspects of a page’s content are also considered. We have innovatively applied our machine learning technology to better understand the semantics beyond simple text of the keywords inputted by our users, allowing us to provide more relevant search results to users. Starting from 2013, we applied deep learning technology in our search ranking system, and such technology is playing an increasingly important role.

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

Natural Language Processing. We analyze and understand user queries and web pages by using various natural language processing techniques, including, among others, word segmentation, named entity recognition, syntax and semantic analysis, paraphrasing and language dependent encoding, all of which enhance the accuracy of our search results. For Q&A type searches, we provide relevant and in-depth answers to search inquiries using our deep analysis and learning technology to locate, summarize and integrate relevant information from massive data.

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

Aladdin aims at discovering useful information of the “Hidden Web,” which usually refers to the invisible database of the numerous websites and the part of the internet that traditional search engine technology may not be able to index. The resulted Aladdin platform enriches our search index and hence provides richer search results to our users. Our Aladdin platform, which not only provides a better and faster way to integrate new “hidden web” information into our search index, but also revolutionizes the search result presentation of the search result page.

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

Phoenix Nest is designed to generate more relevant results. Phoenix Nest helps customers more easily find users’ favorite search terms to bid on, and provides customers with more tools for budget management and more data for the effective measurement of ROI. We have been continually improving our click-through rate, or CTR, estimation technology. For example, we have introduced deep neutral network, or DNN, technology into our CTR estimation. We have also developed a new generation Phoenix Nest deep learning network CTR estimation modeling system, which enables the estimation of clicks on different combinations of advertisement materials and significantly improved the timeliness of the model estimations.

We have also developed new keyword targeting engine technology, which includes query rewrite and auto-trigger technologies, enabling more accurate match between search intent and search results. We continue to enrich our business knowledge database in order to better understand the search intent of our users, and to present dynamic results in order to satisfy user demand.

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

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We have 387 issued patents in China and intend to apply for more patents to protect our core technologies. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. “ ”, our company’s name “Baidu” in Chinese, has been recognized as a well-known trademark in China by the Trademark Office under the State Administration for Industry and Commerce. In addition to owning “ ”, and the related logos, we have applied for registration of various other trademarks. We also have registered certain trademarks in the United States, Hong Kong, Singapore, Indonesia and several other jurisdictions. In addition, we have registered our domain name Baidu.com and certain other websites with China National Network Information Center, or CNNIC.

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

China’s internet industry, online advertising market and e-commerce market are evolving. There are substantial uncertainties regarding the interpretation and application of existing or proposed PRC laws and regulations. We cannot assure you that the PRC regulatory authorities would find that our corporate structure and our business operations comply with PRC laws and regulations. If the PRC government finds us to be in violation of PRC laws and regulations, we may be required to pay fines and penalties, obtain certain licenses or permits and change, suspend or discontinue our business operations until we comply with applicable PRC laws and regulations.

Regulations on Value-Added Telecommunications Services and Internet Content Services

Internet content services. The Telecommunications Regulations promulgated by the PRC State Council in September 2000 categorize all telecommunication businesses in the PRC as either basic or value-added. Internet content services, or ICP services, are classified as value-added telecommunication businesses. Pursuant to the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts. The Administrative Measures on Internet Information Services, also promulgated by the PRC State Council in September 2000, require companies engaged in the provision of commercial internet content services to obtain an ICP license from the relevant government authorities before providing any commercial internet content services within the PRC. “Commercial internet content services” generally refer to provision of information service through public telecommunication network or internet for a fee. The Catalog of Classification of Telecommunications Services promulgated by the MIIT in December 2015 and taking effect from March 1, 2016 further divides ICP services into information publication platform and delivery services, information search and inquiry services, information communities platform services, instant message services, and information securities and management services. We do not believe our P4P services are categorized as part of internet content services that require an ICP license under these regulations. Although our PRC subsidiary Baidu Online conducts the P4P business by, among other things, designing P4P keywords, interacting with potential P4P customers and engaging in sales activities with our customers, P4P search results are displayed on the websites operated by Baidu Netcom, including Baidu.com. Baidu Netcom, as the owner of our domain name Baidu.com and holder of the necessary licenses and approvals, such as an ICP license, operates the website to display P4P search results and other marketing content.

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

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the PRC State Council with latest amendments becoming effective in September 2008, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. However, the Guidance Catalog of Industries for Foreign Investment, as recently amended in 2015, allows a foreign investor to own more than 50% of the total equity interest in an e-commerce business. The MIIT further released an announcement in June 2015 to remove the restriction on foreign equity for “online data processing and transaction processing businesses” as provided in the Catalog of Telecommunication Businesses promulgated by the MIIT. In order to acquire any equity interest in a value-added telecommunication business in China, a foreign investor must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce (or the Ministry of Commerce’s authorized local counterparts), which retain considerable discretion in granting approvals. According to publicly available information, the PRC government has issued telecommunication business operating licenses to only a limited number of foreign-invested companies. We believe that it would be impracticable for us to acquire any equity interest in our consolidated affiliated entities without diverting management attention and resources. Moreover, we believe that our contractual arrangements with these entities and the individual nominee shareholders provide us with sufficient and effective control over these entities. Accordingly, we currently do not plan to acquire any equity interest in any of these entities.

A Notice on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. Pursuant to this notice, either the holder of a Value-Added Telecommunication Business Operating License or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunications services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain the facilities in the regions covered by its license. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their Value-Added Telecommunication Business Operating Licenses.

Due to the restrictions under these PRC regulations, we operate our websites mainly through Baidu Netcom and Beijing Perusal, and operate an online payment platform through BaiduPay. Baidu Netcom, Beijing Perusal and BaiduPay are our PRC consolidated affiliated entities, and are considered domestic PRC entities under PRC law given that the nominee shareholders are PRC citizens or PRC entities. Each of Baidu Netcom, Beijing Perusal, BaiduPay and some of our other PRC consolidated affiliated entities holds a Value-Added Telecommunication Business Operating License. In compliance with the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services, Baidu Netcom, Beijing Perusal and BaiduPay, our consolidated affiliated entities, own the necessary domain names and trademarks, including pending trademark applications and have the necessary personnel and facilities to operate our websites. It remains unclear whether the provision of online payment services by BaiduPay will require BaiduPay to apply for a Value-Added Telecommunication Business Operating License for “online data processing and transaction processing businesses” as provided in the Catalog of Telecommunication Businesses promulgated by the MIIT, although in practice many companies conducting such business do not apply for such license. Baidu Netcom, parent company of BaiduPay, has applied for a Trans-Regional Value-Added Telecommunication Business Operating License, which would cover online data processing and transaction processing businesses. Baidu Netcom plans to submit an application to allow its subsidiary BaiduPay to operate online data processing and transaction processing businesses in 2016.

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

Regulations on Internet Culture Activities

The amended Internet Culture Administration Measures, promulgated by the Ministry of Culture and becoming effective in April 2011, require ICP operators engaging in “internet culture activities” to obtain a permit from the Ministry of Culture. The “internet culture activities” include, among other things, online dissemination of internet cultural products (such as audio-video products, games, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, distribution and broadcasting of internet cultural products. Imported internet cultural products are subject to content review by the Ministry of Culture before they are disseminated online, while domestic internet cultural products must be filed with the local branch of the Ministry of Culture within 30 days following the online dissemination. Service providers are also required to conduct self-review of the content of internet cultural products before they are put on internet or submitted to the Ministry of Culture for approvals or filings. Baidu Netcom was granted an Internet Culture Business Permit in April 2007, which was renewed again in November 2013. Beijing Perusal and some other entities in our group were also granted an Internet Culture Business Permit.

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

Furthermore, the Notice on Strengthening and Improving the Content Review of Online Music, issued by Ministry of Culture in August 2009, provides that only “internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. Internet culture operating entities should establish strict self-monitoring system of online music content and set up special department in charge of such monitoring. In October 2015, the Ministry of Culture promulgated a notice, which took effect on January 1, 2016, to further strengthen its regulation over online music, including requiring online platform allowing users to upload self-created or performed music to set up real-time monitoring system and requiring the online music service providers to make quarterly filings of information related to their content self-review with the local counterpart of the Ministry of Culture from April 1, 2016.

Regulations on Internet Publishing

On February 4, 2016, the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, and the MIIT jointly issued the Administrative Provisions on Internet Publishing Services, or the Internet Publishing Regulation, which took effect on March 10, 2016 and replaced the Interim Provisions for the Administration of Internet Publishing promulgated in 2002. The Internet Publishing Regulation requires that any entity engaged in provision of online publications to the public via information network shall obtain an Internet Publication License, which will have a term of five years, from the SAPPRFT. Online publications refer to digital works with editing, production, processing and other publishing features, provided to the public via information network, which mainly include: (i) informative and thoughtful text, pictures, maps, games, animation, audio and video digitizing books and other original digital works in the field of literature, art, science and etc.; (ii) digital works consistent with the content of published books, newspapers, periodicals, audio-visual products and electronic publications; (iii) the network literature database or other digital works formed through aforementioned works by selecting, organizing, compiling and other means; and (iv) other types of digital works determined by the SAPPRFT. The servers and storage facilities used by internet publishers must be located within the territory of the PRC. The Internet Publishing Regulation also requires internet service providers providing manual intervention search ranking, advertising, promotion and other services to customers providing online publishing services, shall check and examine the Internet Publication Licenses obtained by their customers and business scope of such licenses. Beijing Perusal and another entity in our group have obtained the Internet Publication Licenses.

Regulation on Broadcasting Audio/Video Programs through the Internet

In July 2004, the State Administration of Radio, Film and Television, or the SARFT (currently known as SAPPRFT) promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the Audio/Video Broadcasting Rules. The Audio/Video Broadcasting Rules apply to the opening, broadcasting, integration, transmission or download of audio/video programs through internet and other information networks. Anyone who wishes to engage in internet broadcasting activities must first obtain an Online Audio/Video Program Transmission License, with a term of two years, issued by the SARFT and operate in accordance with the scope as stipulated in such license. Foreign-invested enterprises are not allowed to engage in the above-mentioned business activities.

The Rules for the Administration of Internet Audio and Video Program Services, commonly known as Document 56, jointly promulgated by the SARFT and the MIIT in December 2007, reiterate the requirement set forth in the Audio/Video Broadcasting Rules that online audio/video service provider must obtain a license from the SARFT. Furthermore, Document 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to some official answers to press inquiries published on the SARFT’s website in February 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that the providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Document 56 was issued. Baidu Netcom has renewed its Online Audio/Video Program Transmission License, which remains valid till July 2018, iQiyi has an Online Audio/Video Program Transmission License valid till October 2018, and another entity in our group has recently renewed its Online Audio/Video Program Transmission License, which remains valid till March 2017.

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

In addition, in December 2015, the People’s Bank of China promulgated the Administrative Measures on the Online Payment Business of Non-Bank Payment Institutions, or the Measures on Online Payment Business, which will take effect on July 1, 2016. The Measures on Online Payment Business requires payment institutions to comply with the “Know Your Client” principle and establish a client identification mechanism. Payment institutions shall register and verify real-name and basic identification of clients that open account with them. In addition, the Measures on Online Payment Business categorizes online payment accounts of individuals into three types, with each type subject to particular use of purposes and different limits on the amounts that can be paid from the accounts. Individuals that pass more verifications are entitled to open accounts that are allowed be used for more purposes and have higher caps on the amount payable through such accounts. For example, an individual client whose identity is verified by the payment institution or by a partner authorized by the payment institution face to face, or whose basic identity information is subject to multiple cross-validation by at least five legal and safe external channels in a non-face-to-face manner, may open Type-III payment accounts, the balance in which may be used for consumption, account transfers, and procurement of financial products. The accumulative amount of balance payment transactions through all payment accounts of such individual shall not exceed RMB200,000 during a year (excluding account transfers from the payment account to the client’s same-name bank account). An individual client that passes the verification of basic identity information in a non-face-to-face manner through at least one legal and safe external channel and opening a payment account with the institution for the first time may open a Type-I payment account, the balance in which may be used for consumption and account transfers only. The accumulative amount of balance payment transactions through such payment account shall not exceed RMB1,000 (including account transfer from the payment account to the client’s same-name bank account), from the date of the opening of such account.

Regulations on Internet Map Services

According to the Administrative Rules of Surveying Qualification Certificate and the amended Standard for Internet Map Services issued by the National Administration of Surveying, Mapping and Geo-information (formerly known as the State Bureau of Surveying and Mapping) in March 2009 and May 2010, respectively, the provision of internet map services by any non-surveying and mapping enterprise is subject to the approval of the National Administration of Surveying, Mapping and Geo-information and requires a Surveying and Mapping Qualification Certificate. Internet maps refer to maps called or transmitted through internet. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the National Administration of Surveying, Mapping and Geo-information in December 2011, any entity without applying for a Surveying and Mapping Qualification Certificate for internet map services is prohibited from providing any internet map services. Baidu Netcom currently provides online traffic information inquiry services as well as internet map services and has obtained a Surveying and Mapping Qualification Certificate for internet map services. Another entity in our group has also obtained the Surveying and Mapping Qualification Certificate.

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

In September 2009, the GAPP (currently known as the SAPPRFT) together with several other government agencies issued a Circular 13, which explicitly prohibits foreign investors from participating in online game operating businesses through wholly-owned enterprises, equity joint ventures or cooperative joint ventures in China. The Circular 13 expressly prohibits foreign investors from gaining control over or participating in PRC operating companies’ online game operations through indirect means, such as establishing joint venture companies, entering into contractual arrangements with or providing technical support to the operating companies, or through a disguised form, such as incorporating user registration, user account management or payment through game cards into online game platforms that are ultimately controlled or owned by foreign investors. We offer online games provided by our game operator partners on our websites owned and operated by our consolidated affiliated entities. We have also acquired 91 Wireless, which operates two leading smartphone application distribution platforms in China as well as a mobile game platform through its consolidated affiliated entities. If our contractual arrangements were deemed to be “indirect means” or “disguised form” under the Circular 13, our relevant contractual arrangements may be challenged by the SAPPRFT or other governmental authorities. If we were found to be in violation of the Circular 13 to operate our online game platform, the SAPPRFT, in conjunction with relevant regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases, suspending and revoking the relevant licenses and registrations.

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

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the State Administration for Industry and Commerce. The PRC Advertising Law, as recently amended in April 2015, outlines the regulatory framework for the advertising industry, and allows foreign investors to own up to all equity interests in PRC advertising companies. The Administrative Regulations for Advertising Operation Licenses, taking effect in January 2005, exempt enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and other specified entities) from the previous requirement to obtain an advertising operation license in addition to a business license.

We conduct our online advertising business through our consolidated affiliated entities in China, Baidu Netcom and Beijing Perusal, each of which holds a business license that covers online advertising in its business scope. Our subsidiaries Baidu Times and Baidu China have also expanded their respective business license to cover advertising in their respective business scope.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. For example, pursuant to PRC Advertising Law, advertisements must not contain, among other prohibited contents, terms such as “the state-level”, “the highest grade”, “the best” or other similar words. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been performed and the relevant approval has been obtained. Pursuant to the PRC Advertising Law, the use of internet to distribute advertisements shall not affect the normal use of the internet by users. Particularly, advertisements distributed on internet pages such as pop-up advertisements shall be indicated with conspicuous mark for close to ensure the close of such advertisements by one click. Where internet information service providers know or should know that illegal advertisements are distributed using their services, they shall prevent such advertisements from being distributed. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In the case of serious violations, the State Administration for Industry and Commerce or its local branches may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

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

Trademark. The PRC Trademark Law and its implementation rules protect registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. “ ” is recognized as a well-known trademark in China by the Trademark Office under the State Administration for Industry and Commerce. In addition to owning “ ” and the related logos, we have applied for registration of various other trademarks.

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

On December 27, 2015, the Standing Committee of the National People’s Congress promulgated Anti-Terrorism Law, which took effect on January 1, 2016. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security, information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.

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

The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (i) sells or provides personal information to others unlawfully, or (ii) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet.

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules, as amended, and various regulations issued by SAFE and other relevant PRC government authorities, RMB is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the PRC. After a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

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

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued in October 2005, and a series of implementation rules and guidance, including the circular relating to operating procedures that came into effect in July 2011, PRC residents, including PRC resident natural persons or PRC companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014, which replaced the SAFE Circular No. 75. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE No. Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. We have notified holders of ordinary shares of our company whom we know are PRC residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. After SAFE Notice 13 became effective on June 1, 2015, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration. We are aware that Mr. Robin Yanhong Li, our chairman, chief executive officer and principal shareholder, who is a PRC resident, has registered with the relevant local SAFE branch. We, however, cannot provide any assurances that all of our shareholders who are PRC residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company.

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

We do not have any equity interest in our consolidated affiliated entities. However, as a result of contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. If our consolidated affiliated entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our consolidated affiliated entities. Further, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our consolidated affiliated entities in our financial statements. In 2013, 2014 and 2015, we derived approximately 28%, 27% and 31% of our total revenues, respectively, from our consolidated affiliated entities through contractual arrangements. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

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

The amount of service fees Baidu Netcom paid to Baidu Online was 89% of its net income before income taxes and the service fees were charged for 2013. After paying service fees to Baidu Online, net income of Baidu Netcom is insignificant because substantially all of its operating profits have been paid as service fees to Baidu Online. In 2014 and 2015, Baidu Netcom only paid an insignificant amount of service fees to Baidu Online due to its operating loss incurred. Beijing Perusal did not pay any service fees to Baidu Online due to its operating loss in 2013, 2014 and 2015. BaiduPay has not paid any service fees to Baidu Online due to its break-even or loss position since its inception.

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

Baidu Online had also entered into a domain name license agreement and a trademark license agreement with each of Baidu Netcom, Beijing Perusal and BaiduPay previously. After the transfers of the relevant domain names and trademarks (including pending trademark applications) from Baidu Online to Baidu Netcom, Beijing Perusal or BaiduPay, the domain name license agreements and trademark license agreements were terminated. As of December 31, 2015, no domain license agreement and trademark license agreement were outstanding between Baidu Online and each of Baidu Netcom, Beijing Perusal and BaiduPay.

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

Loan Agreements

Pursuant to loan agreements between Baidu Online and the nominee shareholders of Baidu Netcom, Baidu Online provided interest-free loans with an aggregate amount of RMB890.0 million (US$137.4 million) to the nominee shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with the proceeds from sale of the nominee shareholders’ equity interest in Baidu Netcom to Baidu Online or its designated person. The term of each loan is ten years from the date of the agreement and can be extended with the written consent of both parties before expiration. With some of the loan agreements amended and renewed, the earliest will expire on December 30, 2025.

The loan agreements between Baidu Online and the nominee shareholders of Beijing Perusal and BaiduPay contain the same terms as those described above, except that the amount of loans extended to the nominee shareholders is RMB1.255 billion (US$193.7 million) and RMB90.0 million (US$13.9 million), respectively. The term of the loans will expire on December 15, 2025 and December 21, 2025, respectively, and can be extended with the written consent of both parties before expiration.

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

We are in the process of perfecting the equity pledges of Baidu Netcom and Beijing Perusal described above by registration with the relevant local administration for industry and commerce as required for a property right under the PRC Property Rights Law, due to recent increases in the registered capital of these entities.

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

In 2015, we completed the construction of another office building, Baidu Science Park, in Beijing. We commenced the construction in August 2012, and paid RMB493.3 million (US$76.2 million) for the land use right. Our capital expenditure in connection with the construction of Baidu Science Park was RMB663.4 million (US$102.4 million) in 2015.

We also lease some offices in Beijing, Tokyo (Japan), California (USA), Thailand, Brazil, Egypt, Indonesia and many other cities in China.

We host our servers in China at the internet data centers of China Telecom, China Unicom and China Mobile in ten selected cities in China, and we also have content delivery network locations in various cities across China. We plan to deploy three additional data centers in 2016. We also have a data center of our own in Shanxi and plan to build another one in Beijing, the first stage of which will be completed in the first half of 2016.

In December 2011, we commenced construction of an office building in Shenzhen, which will serve as our international center in Southern China. We have paid RMB129.5 million (US$20.0 million) for the land use right. Our capital expenditure in connection with the construction of this office building in Shenzhen was RMB214.1 million (US$33.0 million) in 2015. We currently expect to complete the planned construction in 2018.

In September 2012, we commenced construction of Shanxi Cloud Computing Center, which will serve as one of our internet data centers in China. We have paid RMB71.5 million (US$11.0 million) for the land use right. Our capital expenditure in connection with the construction of Shanxi Cloud Computing Center was RMB237.5 million (US$36.7 million) in 2015. We expect to fully complete the planned construction in 2018.

In April 2014, we commenced construction of part of Beijing Cloud Computing Center, which will serve as our internet data center in Beijing. We have paid RMB165.6 million (US$25.6 million) for the right to use the land where we plan to build our Beijing Cloud Computing Center. Our capital expenditure in connection with the construction of Beijing Cloud Computing Center was RMB163.8 million (US$25.3 million) in 2015. We expect to complete the first phase of construction in 2016, and we are in the process of planning the rest of the construction work with the completion date not determinable at this stage.

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

Overview

Our operations are primarily based in China, where we derive almost all of our revenues. Total revenues in 2015 were RMB66.4 billion (US$10.2 billion), a 35.3% increase over 2014. Operating profit in 2015 was RMB11.7 billion (US$1.8 billion), an 8.8% decrease over 2014. Net income attributable to Baidu, Inc. in 2015 was RMB33.7 billion (US$5.2 billion), a 155.1% increase over 2014. Mobile revenues accounted for 52.7% of our total revenues in 2015.

Our total assets as of December 31, 2015 were RMB147.9 billion (US$22.8 billion), of which cash and cash equivalent amounted to RMB10.0 billion (US$1.5 billion). Our total liabilities as of December 31, 2015 were RMB63.6 billion (US$9.8 billion), accounting for 43.0% of total liabilities and equity. As of December 31, 2015, our retained earnings accumulated to RMB74.7 billion (US$11.5 billion).

In November 2012, we obtained the controlling interest in Qiyi.com, Inc., a prior equity method investee, and have since then consolidated its financial results into our consolidated financial statements. In May 2013, we acquired the online video business of PPS and have merged it with iQiyi and have since then consolidated its financial results into our consolidated financial statements.

In October 2013, we acquired 100% equity interest of 91 Wireless from NetDragon and the other shareholders of 91 Wireless, and have since then consolidated its financial results into our consolidated financial statements.

We consolidated the financial results of Qunar in our consolidated financial statements from July 2011 to October 2015. In July 2011, we acquired a majority stake in Qunar. In October 2015, we completed a share exchange transaction with Ctrip, in which we exchanged 178,702,519 Class A ordinary shares and 11,450,000 Class B ordinary shares of Qunar for 11,488,381 newly-issued ordinary shares of Ctrip, at an exchange ratio of 0.725 Ctrip ADSs per Qunar ADS. As a result of the transaction, we have ceased consolidating the financial results of Qunar and recognized a disposition gain of RMB24.4 billion (US$3.8 billion).

The major factors affecting our results of operations and financial condition are discussed below.

Reorganization of Operating Segments

In the second quarter of 2015, we reorganized our operating segments from one operating segment into three operating segments, namely search services, transaction services and iQiyi. The primary reason for such reorganization is that our chief operating decision maker increasingly assesses the performance of our company and makes decisions in respect of the allocation of company resources by analyzing the operational results of these three business units separately.

Revenues

We generate revenues from the provision of search services, transaction services and iQiyi. The following table sets forth our revenues by segment, with each segment revenues including inter-segment revenues:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands, except percentages)
Revenues:
Search Services	29,590,276	43,727,459	55,667,478	8,593,577
Transaction Services	1,319,187	3,822,456	7,005,941	1,081,531
iQiyi	1,345,042	2,873,552	5,295,760	817,525

Revenue Generation

Search Services. Search services are keyword-based marketing services targeted at and triggered by internet users’ search queries, which include our P4P services and other online marketing services, such as BrandZone, Aladdin and mobile app distribution. Search services contribute the largest proportion of our total revenues among our three operating segments.

A majority of our revenues from search services are derived from our P4P services. Our P4P platform is an online marketplace that introduces internet search users to customers who pay us a fee based on click-throughs for priority placement of their links in the search results. We recognize P4P revenues when a user clicks on a customer’s link in the search results, based on the amount that the customer has agreed to pay for each click-through. Our P4P services revenues have primarily been driven by the increase in the number of page views, the increase in the number of P4P customers, and our success in optimizing the display of sponsored links. We believe that an increase in the number of active P4P customers generally leads to an increase in the number of sponsored links and a higher average price per click-through for selected keywords. Our P4P customer growth has primarily been driven by the adoption of our P4P services by SMEs and, to a lesser extent, large enterprises.

We also provide our customers with other performance-based and display-based online marketing services. For other performance-based online marketing services, our customers pay us based on performance criteria other than click-throughs, such as the number of telephone calls brought to our customers, the number of users registered with our customers, or the number of minimum click-throughs. For display-based online marketing services, our customers pay us based on the duration or the number of display of the advertisement placed on our properties and Baidu Union members’ properties.

Our search services have historically been driven by the general increase in our customers’ online marketing budgets. We expect the number of our online marketing customers to grow and our customer mix may change. However, we expect our online marketing customer base to remain diverse for the foreseeable future. Any prolonged economic slowdown in China may cause our customers to decrease or delay their online marketing spending, hamper our efforts to grow our customer base, or result in fewer clicks by users on sponsored links or advertisements displayed on our or Baidu Union members’ properties. Any of these consequences could negatively affect our search service revenues.

Our search customers are increasingly seeking marketing solutions with measurable results in order to maximize their ROI. To meet customers’ needs, we will continue to evaluate the effectiveness of our various products and services and adjust the mix of our service offerings to optimize our customers’ ROI. We expect that we will continue to earn a majority of our revenues from our search services.

Transaction Services. Transaction services mainly include Qunar, Baidu Nuomi and Baidu Takeout Delivery.

We consolidated the financial results of Qunar in our consolidated financial statements from July 2011 to October 2015. Qunar’s revenues are primarily derived from distribution of travel products and services. Qunar generates revenue by charging customers on a cost-per-click or cost-per-sale basis for qualified clicks generated from Qunar’s search results, text links and other products on the Qunar website and mobile platform.

Baidu Nuomi operates an online local commerce marketplace that connects merchants with users by offering goods and services provided by third-party merchants with discount prices. Baidu Nuomi generates revenue primarily by acting as a marketing agent for local merchants. Baidu Nuomi presents its revenue on a net basis, representing the amount billed to registered users less the amount paid to merchants.

Baidu Takeout Delivery operates an online platform on which users can place restaurant delivery orders. Baidu Takeout Delivery presents its revenue on a net basis, representing the amount billed to registered users less the amount paid to merchants, to whom we provide online marketing and technology support services. Such revenue is typically a percentage of the transaction amount of orders processed through Baidu Takeout Delivery platform. Baidu Takeout Delivery also generates delivery revenue by providing food distribution services to users.

For the fiscal year ended December 31, 2015, our total transaction service revenues grew 83.3% year-over-year and had a total gross merchandise value, or GMV, of RMB152.9 billion (US$23.6 billion). The GMV of transaction services refer to GMV generated by the Baidu platform, through products such as Baidu Nuomi, Baidu Takeout Delivery and Baidu Wallet. GMV is defined as the value of confirmed orders of products and services, regardless of whether the products or services are consumed or delivered. The GMV generated by Qunar in the last three months of 2015 has been excluded from the total GMV in light of our exchange of Qunar shares with Ctrip.

iQiyi. iQiyi is an online video platform with a content library that includes copyrighted movies, television series, cartoons, variety shows and other programs. iQiyi derives a majority of its revenues from online advertising services. As is customary in the advertising industry in China, iQiyi offers commissions to third-party advertising agencies and recognizes revenue net of these commissions. iQiyi also derives an increasing portion of its revenues from other sources, such as subscription services and sub-licensing of licensed contents to other online video websites.

Revenue Collection

For most search services, we collect payments both from our customers directly and through our distributors. We require our P4P customers to pay a deposit before using our P4P services and remind them by an automated notice to replenish the accounts after their account balance falls below a designated amount. We deduct the amount due to us from the deposit paid by a customer when a user clicks on the customer’s link in the search results. In addition, we offer payment terms to some of our customers other than P4P customers based on their historical marketing placements and credibility. We also offer longer payment terms to certain qualified distributors, consistent with industry practice.

For most transaction services, we collect payments directly from users when they purchase goods or services on our platforms. We further settle with merchants in accordance with the terms agreed upon.

For most services provided by iQiyi, customers may enter into different payment terms based on their historical marketing placements and credibility. Users are also encouraged to purchase subscription services to get enhanced user experience, and such payments are collected from the users by iQiyi or through agents such as China Mobile.

As of December 31, 2015, we had accounts receivable of RMB4.1 billion (US$635.5 million), net of allowance of RMB189.6 million (US$29.3 million).

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, selling, general and administrative expenses, and research and development expenses. Share-based compensation expenses are allocated among the above three categories of operating costs and expenses, based on the nature of the work of the employees who have received share-based compensation. Our total operating costs and expenses increased significantly from 2013 to 2015 due to the growth of our business.

Cost of Revenues

The following table sets forth the components of our cost of revenues both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Years Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	31,943,924	100.0	49,052,318	100.0	66,381,729	10,247,573	100.0

Cost of revenues:
Sales tax and surcharges	(2,329,558)	(7.3)	(3,597,763)	(7.3)	(4,644,357)	(716,965)	(7.0)
Traffic acquisition costs	(3,704,146)	(11.6)	(6,328,155)	(12.9)	(8,860,861)	(1,367,881)	(13.3)
Bandwidth costs	(1,938,520)	(6.1)	(2,847,770)	(5.8)	(3,716,747)	(573,767)	(5.6)
Depreciation of servers and other equipment	(1,533,150)	(4.7)	(1,987,690)	(4.1)	(2,559,623)	(395,138)	(3.9)
Operational costs	(1,082,794)	(3.4)	(2,217,555)	(4.5)	(3,881,609)	(599,217)	(5.9)
Content costs	(859,695)	(2.7)	(1,871,906)	(3.8)	(3,745,063)	(578,138)	(5.6)
Share-based compensation expenses	(23,976)	(0.1)	(34,611)	(0.1)	(49,770)	(7,683)	(0.1)

Total cost of revenues	(11,471,839)	(35.9)	(18,885,450)	(38.5)	(27,458,030)	(4,238,789)	(41.4)

Traffic Acquisition Costs. Traffic acquisition costs typically represent the portion of our online marketing revenues that we share with our Baidu Union members. We typically pay a Baidu Union member, based on a pre-agreed arrangement, a portion of the online marketing revenues generated from valid click-throughs by users of that member’s properties.

Bandwidth Costs. Bandwidth costs are the fees we pay to telecommunications carriers such as China Telecom and China Unicom for telecommunications services and for hosting our servers at their internet data centers. We expect our bandwidth costs, as variable costs, to increase with the increasing number of racks of servers and the increasing traffic on our websites and mobile platform. Our bandwidth costs could also increase if the telecommunications carriers increase their service charges.

Depreciation of Servers and Other Equipment. We include in our cost of revenues depreciation expenses of servers and other computer hardware that are directly related to our business operations and technical support.

Operational Costs. Operational costs include primarily salary and benefit expenses, intangible assets amortization, payment platform charges, delivery expense of Baidu Nuomi and Baidu Takeout Delivery and other expenses incurred by our operating and technical support personnel. Salary and benefit expenses include wages, bonuses, medical insurance, unemployment insurance, pension benefits, employee housing fund and other welfare benefits.

Content Costs. Content costs consist primarily of the fees we paid for the licensed content from copyright owners or content distributors, and the amortization of the licensed copyrights for video content.

Operating Expenses

The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Years Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	31,943,924	100.0	49,052,318	100.0	66,381,729	10,247,573	100.0

Cost of revenues	(11,471,839)	(35.9)	(18,885,450)	(38.5)	(27,458,030)	(4,238,789)	(41.4)
Operating expenses:
Selling, general and administrative	(5,173,533)	(16.2)	(10,382,142)	(21.2)	(17,076,383)	(2,636,139)	(25.7)
Selling and marketing	(4,012,709)	(12.6)	(8,298,558)	(16.9)	(14,503,787)	(2,238,999)	(21.8)
General and administrative	(1,160,824)	(3.6)	(2,083,584)	(4.3)	(2,572,596)	(397,140)	(3.9)
Research and development	(4,106,832)	(12.9)	(6,980,962)	(14.2)	(10,175,762)	(1,570,867)	(15.3)

Total costs and operating expenses	(20,752,204)	(65.0)	(36,248,554)	(73.9)	(54,710,175)	(8,445,795)	(82.4)

Selling, General and Administrative Expenses

Our selling and marketing expenses primarily consist of promotional and marketing expenses and compensation for our sales and marketing personnel. We expect to incur higher selling and marketing expenses as a result of efforts on our transaction services and diversified mobile and PC applications distribution and operation, increased compensation for our sales and marketing personnel and our intensified marketing and brand promotion efforts.

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

Share-based Compensation Expenses

Baidu, Inc. grants options and restricted shares to our employees, directors and consultants as share-based compensation awards. As of December 31, 2015, there was RMB349.0 million (US$53.9 million) unrecognized share-based compensation cost related to options of Baidu, Inc., which is expected to be recognized over a weighted-average vesting period of 2.6 years. As of December 31, 2015, there was RMB2.4 billion (US$366.0 million) unrecognized share-based compensation cost related to restricted shares, which is expected to be recognized over a weighted-average vesting period of 3.1 years. To the extent the actual forfeiture rate is different from our original estimate, actual share-based compensation cost related to these awards may be different from our expectation.

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

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Allocation of Share-based Compensation Expenses
Cost of revenues	23,976	4.7	34,611	3.6	49,770	7,683	3.6
Selling, general and administrative	164,704	32.0	426,052	44.3	486,760	75,143	35.1
Research and development	326,047	63.3	502,077	52.1	850,588	131,308	61.3

Total share-based compensation expenses	514,727	100.0	962,740	100.0	1,387,118	214,134	100.0

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

Japan

Our subsidiaries in Japan with paid-in capital in excess of JPY100 million are subject to a national corporate income tax rate of 25.5% through March 31, 2015, and since April 1, 2015 the income tax rate has been reduced to 23.9%. The subsidiaries with paid-in capital of no more than JPY100 million will be taxed at a tax rate of 15% on first JPY8 million and at 23.9% on the portion over JPY8 million from April 1, 2015. Local income taxes, which are local inhabitant tax and enterprise tax, are also imposed on corporate income. The resulting effective corporate income tax rates of our Japanese subsidiaries range from approximately 34% to 37%.

PRC Enterprise Income Tax

Effective from January 1, 2008, the PRC’s statutory enterprise income tax, or EIT, rate is 25%. An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a “High and New Technology Enterprise” strongly supported by the state. Pursuant to the Administrative Measures on the Recognition of High and New Technology Enterprises, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine whether an enterprise is qualified as a “High and New Technology Enterprise” under the EIT Law. In making such determination, these government agencies shall consider, among other factors, ownership of core technology, whether the products or services fall within the scope of high and new technology strongly supported by the state as specified in the measures, the ratios of research and development personnel to total personnel, the ratio of research and development expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. All enterprises that had been granted the “High and New Technology Enterprise” status before the effectiveness of the EIT Law are required to be re-examined in accordance with the measures mentioned above before they can be entitled to the preferential tax rate. A “High and New Technology Enterprise” certificate is effective for a period of three years and could be renewed for another three years. After that, an entity needs to re-apply for the “High and New Technology Enterprise” status in order to be able to enjoy the preferential tax rate of 15%. A number of our PRC subsidiaries and consolidated affiliated entities, such as Baidu Online and Baidu Netcom, obtained the “High and New Technology Enterprise” certificates. The related tax holiday under such “High and New Technology Enterprise” certificates of these entities will expire in 2016, 2017 or 2018.

If any entity fails to maintain the “High and New Technology Enterprise” qualification under the EIT Law, their tax rates will increase, which could have a material and adverse effect on our results of operations and financial position. Historically, all of the PRC subsidiaries and consolidated affiliated entities mentioned above successfully re-applied for the certificates when the prior ones expired.

An enterprise may benefit from a preferential tax rate of 10% under the EIT law if it qualifies as a “Key Software Enterprise” designated jointly by the National Development and Reform Commission, the MIIT, the Ministry of Commerce, the Ministry of Finance and the State Administration of Taxation. A “Key Software Enterprise” certificate is effective for a period of two years. After that, an entity needs to re-apply for the “Key Software Enterprise” status in order to be able to enjoy the preferential tax rate of 10%. Baidu Online was entitled to a preferential income tax rate of 10% for 2013 and 2014 due to its “Key Software Enterprise” status designated by the relevant government authorities. Baidu Online enjoyed a reduced tax rate of 15% as a qualified “High and New Technology Enterprise” starting from 2015. The “Key Software Enterprise” status of Baidu Online for 2015 and beyond is being determined by the relevant government authorities.

If our PRC subsidiaries or consolidated affiliated entities that have enjoyed preferential tax treatment no longer qualify for the treatment, we will consider available options under applicable law that would enable us to qualify for alternative preferential tax treatment. To the extent we are unable to offset the impact of the expiration of existing preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, the expiration of existing preferential tax treatment may cause our effective tax rate to increase. The amount of income tax payable by our PRC subsidiaries and consolidated affiliated entities in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the entities. Our effective tax rate depends partially on the extent of the relative contribution of each of our subsidiaries and consolidated affiliated entities to our consolidated taxable income. In 2013, 2014 and 2015, our consolidated effective tax rate was 15.01%, 15.41% and 14.44%, respectively.

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

Hong Kong, where Baidu (Hong Kong) Limited, our wholly owned subsidiary and the sole shareholder of certain of our PRC subsidiaries such as Baidu Times and Baidu China, was incorporated, has a tax arrangement with China that provides for a lower withholding tax rate of 5% on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. However, pursuant to a SAT Circular 81 issued by the State Administration of Taxation in February 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from the reduced withholding tax rate on dividends due to a structure or arrangement designed for the primary purpose of obtaining favorable tax treatment, the PRC tax authorities may adjust the preferential tax treatment. Moreover, pursuant to a SAT Circular 601 issued by the State Administration of Taxation in October 2009, a resident of a contracting state will not qualify for the benefits under the tax treaties or arrangements, if it is not the “beneficial owner” with respect to dividend, interest and royalty income. According to SAT Circular 601, a “beneficial owner” shall have ownership and right to dispose of the income or the rights and properties giving rise to the income, and generally engages in substantive business activities. An agent or conduit company will not be regarded as a “beneficial owner” and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up primarily for the purpose of evading or reducing taxes or transferring or accumulating profits. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises may, if they determine by self-assessment that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply for the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-filing examinations by the relevant tax authorities.

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

If our offshore entities are deemed PRC resident enterprises, these entities may be subject to the EIT at the rate of 25% on their global incomes, except that the dividends distributed by our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed “dividends among qualified resident enterprises.”

Should our offshore entities be deemed as PRC resident enterprises, such changes could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

PRC Business Tax and VAT

In November 2011, the Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The VAT reform program initially applied only to the pilot industries in Shanghai, and was expanded to eight additional regions, including, among others, Beijing and Guangdong province, in 2012. In August 2013, the program was further expanded nationwide.

With respect to all of our PRC entities for the period immediately prior to the implementation of the VAT reform program, revenues from our services are subject to a 5% PRC business tax. Revenues from our online advertising services are subject to an additional 3% cultural business construction fee.

Our entities located in Shanghai, Beijing and Guangdong Province fall within the scope of the program and have been recognized as the VAT general taxpayers since January 1, 2012, September 1, 2012 and November 1, 2012, respectively, the effective time of the program in each of the regions. Our entities located outside of Shanghai, Beijing and Guangdong Province have been subject to VAT since August 1, 2013. From the applicable effective time onwards, these entities are required to pay VAT instead of business tax for services that are deemed by the relevant tax authorities to be within the pilot industries at a rate of 6%. In addition, cultural business construction fee is imposed at the rate of 3% on revenues derived from our online advertising services.

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

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Statements of Comprehensive Income Data
Revenues:
Online marketing services	31,802,219	48,495,215	64,037,006	9,885,610
Others	141,705	557,103	2,344,723	361,963

Total revenues	31,943,924	49,052,318	66,381,729	10,247,573

Operating costs and expenses:(1)
Cost of revenues	(11,471,839)	(18,885,450)	(27,458,030)	(4,238,789)
Selling, general and administrative	(5,173,533)	(10,382,142)	(17,076,383)	(2,636,139)
Research and development	(4,106,832)	(6,980,962)	(10,175,762)	(1,570,867)

Total operating costs and expenses	(20,752,204)	(36,248,554)	(54,710,175)	(8,445,795)

Operating profit	11,191,720	12,803,764	11,671,554	1,801,778

Interest income	1,308,542	1,992,818	2,362,632	364,728
Interest expense	(447,084)	(628,571)	(1,041,394)	(160,764)
Other income, net, including exchange gains or losses	140,951	336,338	24,909,964	3,845,435
Income / (loss) from equity method investments	22,578	(19,943)	3,867	597
Taxation	(1,828,930)	(2,231,172)	(5,474,377)	(845,098)

Net income	10,387,777	12,253,234	32,432,246	5,006,676

Less: Net loss attributable to non-controlling interests	(162,880)	(943,698)	(1,231,927)	(190,177)

Net income attributable to Baidu, Inc.	10,550,657	13,196,932	33,664,173	5,196,853

(1) Share-based compensation expenses:
Cost of revenues	(23,976)	(34,611)	(49,770)	(7,683)
Selling, general and administrative	(164,704)	(426,052)	(486,760)	(75,143)
Research and development	(326,047)	(502,077)	(850,588)	(131,308)

	(514,727)	(962,740)	(1,387,118)	(214,134)

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Consolidated revenues. Our total revenues increased by 35.3% from RMB49.1 billion in 2014 to RMB66.4 billion (US$10.2 billion) in 2015. This increase was due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 32.0% from RMB48.5 billion in 2014 to RMB64.0 billion (US$9.9 billion) in 2015. This increase was mainly attributable to the increase in the number of our active online marketing customers from approximately 813,000 in 2014 to approximately 1,049,000 in 2015, and the increase in the average revenue per customer from approximately RMB59,400 in 2014 to approximately RMB60,500 (US$9,340) in 2015. Consistent with previously reported numbers, the number of active online marketing customers and average revenue per customer exclude those for our group-buying related businesses.

Consolidated operating costs and expenses. Our consolidated operating costs and expenses increased by 50.9% from RMB36.2 billion in 2014 to RMB54.7 billion (US$8.4 billion) in 2015. This increase was primarily due to the expansion of our business, and in particular the expansion of our mobile platform and transaction related services.

Cost of Revenues. Our cost of revenues increased by 45.4% from RMB18.9 billion in 2014 to RMB27.5 billion (US$4.2 billion) in 2015. This increase was primarily due to the following factors:

•

Traffic Acquisition Costs. Our traffic acquisition costs increased by 40.0% from RMB6.3 billion in 2014 to RMB8.9 billion (US$1.4 billion) in 2015. Traffic acquisition costs represent 13.3% of total revenues in 2015, compared to 12.9% in 2014. The increase in our traffic acquisition costs mainly reflected the increased contribution of Baidu Union members.

•

Bandwidth Costs and Depreciation Expenses. Our bandwidth costs increased by 30.5% from RMB2.8 billion in 2014 to RMB3.7 billion (US$573.8 million) in 2015. Our depreciation expenses of servers and other equipment increased by 28.8% from RMB2.0 billion in 2014 to RMB2.6 billion (US$395.1 million) in 2015. The increases in these costs were mainly due to our investment in increasing our network infrastructure capacity.

•	Sales Tax and Surcharges. Our sales tax and surcharges increased by 29.1% from RMB3.6 billion in 2014 to RMB4.6 billion (US$717.0 million) in 2015, in line with the increase in revenues.

•

Operational Costs. Our operational costs increased by 75.0% from RMB2.2 billion in 2014 to RMB3.9 billion (US$599.2 million) in 2015, primarily due to the increase of delivery expense of Baidu Nuomi and Baidu Takeout Delivery business, payment platform charges and staff-related costs.

•

Content Costs. Our content costs increased by 100.1% from RMB1.9 billion in 2014 to RMB3.7 billion (US$578.1 million) in 2015, primarily due to the increase in video content costs of iQiyi, one of our subsidiaries.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 64.5% from RMB10.4 billion in 2014 to RMB17.1 billion (US$2.6 billion) in 2015. This increase was primarily due to the following factors:

•

Total salaries and benefits and staff-related expenses increased by 31.1% from RMB3.3 billion in 2014 to RMB4.3 billion (US$658.4 million) in 2015, primarily due to the increased headcount to support our expanded online marketing services during 2015;

•

Marketing and promotion expenses increased by 98.4% from RMB4.9 billion in 2014 to RMB9.8 billion (US$1.5 billion) in 2015, primarily due to the increased marketing and promotion activities relating to our transaction services and mobile products;

•	Total office operating expenses increased by 24.9% from RMB527.0 million in 2014 to RMB658.4 million (US$101.6 million) in 2015, primarily as a result of increase and expansion of our offices;

•

Total traveling, communication and business development expenses increased by 35.8% from RMB276.5 million in 2014 to RMB375.6 million (US$58.0 million) in 2015, primarily due to the increased headcount and activities to support our expanded online marketing services;

•	Share-based compensation expenses allocated to selling, general and administrative expenses increased by 14.2% from RMB426.1 million in 2014 to RMB486.8 million (US$75.1 million) in 2015.

Research and Development Expenses. Our research and development expenses increased by 45.8% from RMB7.0 billion in 2014 to RMB10.2 billion (US$1.6 billion) in 2015, primarily due to the increase in staff-related costs of research and development staff.

Operating profit. As a result of the foregoing, we generated an operating profit of RMB11.7 billion (US$1.8 billion) in 2015, an 8.8% decrease from RMB12.8 billion in 2014.

Other income, net, including exchange gains or losses. Our other income, net, including exchange gains or losses was RMB24.9 billion (US$3.8 billion) in 2015, compared to RMB336.3 million in 2014. The other income, net, including exchange gains or losses in 2015 was primarily attributable to the disposition gain of RMB24.4 billion (US$3.8 billion) recognized as a result of our exchange of Qunar shares with Ctrip.

Income (loss) from equity method investments. We had income from equity method investments of RMB3.9 million (US$0.6 million) in 2015, as compared to loss from equity method investments of RMB19.9 million in 2014.

Taxation. Our income tax expenses increased by 145.4% from RMB2.2 billion in 2014 to RMB5.5 billion (US$845.1 million) in 2015, primarily due to the tax expense recognized in relation to our exchange of Qunar shares with Ctrip.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. increased from RMB13.2 billion in 2014 to RMB33.7 billion (US$5.2 billion) in 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Consolidated revenues. Our total revenues increased by 53.6% from RMB31.9 billion in 2013 to RMB49.1 billion in 2014. This increase was due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 52.5% from RMB31.8 billion in 2013 to RMB48.5 billion in 2014. This increase was mainly attributable to the increase in the number of our active online marketing customers from approximately 753,000 in 2013 to approximately 813,000 in 2014, and the increase in the average revenue per customer from approximately RMB42,200 in 2013 to approximately RMB59,400 in 2014. The increase in our active online marketing customers was mainly due to our effective distribution network and our expanded direct sales. The increase in the average revenue per customer was primarily attributable to the increase in the number of paid clicks and the higher price per click as more customers participated in our P4P auction platform. Consistent with previously reported numbers, the number of active online marketing customers and average revenue per customer exclude those for our group-buying related businesses. The number of paid clicks increased by approximately 40.2% from 2013 to 2014.

Consolidated operating costs and expenses. Our total operating costs and expenses increased by 74.7% from RMB20.8 billion in 2013 to RMB36.2 billion in 2014. This increase was primarily due to the expansion of our business, and in particular the expansion of our mobile platform.

Cost of Revenues. Our cost of revenues increased by 64.6% from RMB11.5 billion in 2013 to RMB18.9 billion in 2014. This increase was primarily due to the following factors:

Traffic Acquisition Costs. Our traffic acquisition costs increased by 70.8% from RMB3.7 billion in 2013 to RMB6.3 billion in 2014. Traffic acquisition costs represent 12.9% of total revenues in 2014, compared to 11.6% in 2013. The increase in our traffic acquisition costs mainly reflected the increased contribution of contextual ads, Baidu Union promotion and Hao123 promotions through our network.

Bandwidth Costs and Depreciation Expenses. Our bandwidth costs increased by 46.9% from RMB1.9 billion in 2013 to RMB2.8 billion in 2014. Our depreciation expenses of servers and other equipment increased by 29.6% from RMB1.5 billion in 2013 to RMB2.0 billion in 2014. The increases in these costs were mainly due to our investment in increasing our network infrastructure capacity.

Sales Tax and Surcharges. Our sales tax and surcharges increased by 54.4% from RMB2.3 billion in 2013 to RMB3.6 billion in 2014, in line with the increase in revenues.

Operational Costs. Our operational costs increased by 104.8% from RMB1.1 billion in 2013 to RMB2.2 billion in 2014, primarily due to the increase of amortization of acquired intangible assets, staff-related costs and payment platform charges.

Content Costs. Our content costs increased by 117.7% from RMB859.7 million in 2013 to RMB1.9 billion in 2014, primarily due to the increase in video content cost of iQiyi, one of our subsidiaries.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 100.7% from RMB5.2 billion in 2013 to RMB10.4 billion in 2014. This increase was primarily due to the following factors:

Total salaries and benefits and staff-related expenses increased by 71.7% from RMB1.9 billion in 2013 to RMB3.3 billion in 2014, primarily due to the increased headcount to support our expanded online marketing services.

Marketing and promotion expenses increased by 133.4% from RMB2.1 billion in 2013 to RMB4.9 billion in 2014, primarily due to the increased marketing and promotion activities relating to our mobile products.

Total office operating expenses increased by 86.9% from RMB281.9 million in 2013 to RMB527.0 million in 2014, primarily as a result of increase and expansion of our offices.

Total traveling, communication and business development expenses increased by 63.6% from RMB169.0 million in 2013 to RMB276.5 million in 2014, primarily due to the increased headcount and activities to support our expanded online marketing services.

Share-based compensation expenses allocated to selling, general and administrative expenses increased by 158.7% from RMB164.7 million in 2013 to RMB426.1 million in 2014.

Research and Development Expenses. Our research and development expenses increased by 70.0% from RMB4.1 billion in 2013 to RMB7.0 billion in 2014, primarily due to an increase in the number of research and development staff.

Operating profit. As a result of the foregoing, we generated an operating profit of RMB12.8 billion in 2014, a 14.4% increase from RMB11.2 billion in 2013.

Other income, net, including exchange gains or losses. Our other income, net, including exchange gains or losses was RMB336.3 million in 2014, compared to RMB141.0 million in 2013. The other income, net, including exchange gains or losses in 2014 was primarily attributable to government subsidies with non-operating nature.

Income (loss) from equity method investments. We had a RMB19.9 million loss from equity method investments in 2014, as compared to an income of RMB22.6 million in 2013.

Taxation. Our income tax expenses increased by 22.0% from RMB1.8 billion in 2013 to RMB2.2 billion in 2014, primarily due to the increase in profit before tax in 2014.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. increased from RMB10.6 billion in 2013 to RMB13.2 billion in 2014.

Segment Revenues

The following table sets forth our revenues by segment and year-over-year rate of growth for the periods indicated, with each segment revenues including inter-segment revenues:

	Year ended December 31,
	2013	2014		2015
	RMB	RMB	YoY%	RMB	US$	YoY%
	(In thousands, except percentages)
Revenues:
Search Services	29,590,276	43,727,459	47.8	55,667,478	8,593,577	27.3
Transaction Services	1,319,187	3,822,456	189.8	7,005,941	1,081,531	83.3
iQiyi	1,345,042	2,873,552	113.6	5,295,760	817,525	84.3

Search Services. Our search services revenues increased by 27.3% from RMB43.7 billion in 2014 to RMB55.7 billion (US$8.6 billion) in 2015. This increase was primarily attributable to the increase in the number of active online marketing customers of our search services and the increase in the average revenue per customer. The total number of paid clicks increased by 34.1% from 2014 to 2015.

Our search services revenues increased by 47.8% from RMB29.6 billion in 2013 to RMB43.7 billion in 2014. This increase was primarily attributable to the increase in the number of active online marketing customers of our search services and the increase in the average revenue per customer. The total number of paid clicks increased by 40.2% from 2013 to 2014.

Transaction Services. Our transaction services revenues increased by 83.3% from RMB3.8 billion in 2014 to RMB7.0 billion (US$1.1 billion) in 2015.

Our transaction services mainly include Qunar, Baidu Nuomi, Baidu Takeout Delivery and others.

•

Qunar. Qunar’s GMV in the first nine months of 2015 increased by 37.9% compared to that in 2014 and significantly contributed to the growth of Qunar’s service revenues. The increase of GMV was primarily attributable to the increase in estimated flight ticket, estimated hotel room night stayed volume and revenue per ticket. We have ceased consolidating the financial results of Qunar since October 26, 2015, when we completed a share exchange transaction with Ctrip pursuant to which we exchanged certain shares in Qunar for shares of Ctrip.

•	Baidu Nuomi. Baidu Nuomi started operation in October 2013. Baidu Nuomi has also experienced rapid growth in GMV and engaged with more merchants in 2015.

•

Baidu Takeout Delivery. Baidu Takeout Delivery started operation in May 2014. Total GMV generated from Baidu Takeout Delivery steadily increased from 2014 to 2015, primarily as a result of its increased geographic coverage.

Our transaction services revenues increased by 189.8% from RMB1.3 billion in 2013 to RMB3.8 billion in 2014. This increase was primarily attributable to the increase in revenues generated by Qunar and other products.

iQiyi. Our iQiyi revenues increased by 84.3% from RMB2.9 billion in 2014 to RMB5.3 billion (US$0.8 billion) in 2015. This increase was mainly attributable to the increase in online marketing revenues and subscription services revenues.

iQiyi revenues increased by 113.6% from RMB1.3 billion in 2013 to RMB2.9 billion in 2014. This increase was mainly attributable to the increase in online marketing revenues.

Segment Operating Costs and Expenses

The following table sets forth our operating costs and expenses by segment and year-over-year rate of growth percentage for the periods indicated:

	Year ended December 31,
	2013	2014		2015
	RMB	RMB	YoY%	RMB	US$	YoY%
	(In thousands, except percentages)
Operating Costs and Expenses:
Search Services	(15,411,424)	(23,179,666)	50.4	(27,549,641)	(4,252,931)	18.9
Transaction Services	(2,841,466)	(9,796,434)	244.8	(20,151,386)	(3,110,838)	105.7
iQiyi	(2,088,055)	(3,983,851)	90.8	(7,679,198)	(1,185,464)	92.8

Search Services. Operating costs and expenses of search services mainly consist of traffic acquisition costs, staff related costs, business tax and surcharges, depreciation and intangible amortization expenses, bandwidth costs and marketing and promotion expenses.

Operating costs and expenses of search services were RMB27.5 billion (US$4.3 billion) in 2015, compared to RMB23.2 billion in 2014. The increase was primarily due to a 27.4% increase in traffic acquisition costs, a 28.3% increase in staff related costs, a 21.8% increase in business tax and surcharges, and a 15.4% increase in depreciation and intangible amortization expenses, compared to the figures in 2014.

Operating costs and expenses of search services were RMB23.2 billion in 2014, compared to RMB15.4 billion in 2013. The increase was primarily due to a 69.7% increase in traffic acquisition costs, a 42.5% increase in staff related costs, a 71.7% increase in marketing and promotion expenses, and a 43.8% increase in business tax and surcharges, compared to the figures in 2013.

Transaction Services. Operating costs and expenses of transaction services mainly consist of marketing and promotion expenses, staff related costs, depreciation and intangible amortization expenses, bandwidth costs, traffic acquisition costs and payment platform charges.

Operating costs and expenses of transaction services were RMB20.2 billion (US$3.1 billion) in 2015, compared to RMB9.8 billion in 2014. The increase was primarily a result of a 157.9% increase in marketing and promotion expenses, a 53.9% increase in staff related costs and a 128.0% increase in traffic acquisition costs, compared to the figures in 2014.

Operating costs and expenses of transaction services were RMB9.8 billion in 2014, compared to RMB2.8 billion in 2013. The increase was primarily due to a 364.5% increase in marketing and promotion expenses, a 172.8% increase in staff related costs, a 479.7% increase in traffic acquisition costs, and a 254.0% increase in bandwidth costs, compared to the figures in 2013.

iQiyi. Operating costs and expenses of iQiyi mainly consist of content costs, bandwidth costs, staff related costs, marketing and promotion expenses, and business tax and surcharges.

Operating costs and expenses of iQiyi were RMB7.7 billion (US$1.2 billion) in 2015, compared to RMB4.0 billion in 2014. The increase was primarily due to a 136.0% increase in content costs, a 80.5% increase in bandwidth costs, a 44.6% increase in staff related costs, and a 79.8% increase in marketing and promotion expenses, compared to the figures in 2014.

Operating costs and expenses of iQiyi were RMB4.0 billion in 2014, compared to RMB2.1 billion in 2013. The increase was primarily a result of a 135.7% increase in content costs, a 75.6% increase in bandwidth costs, a 47.9% increase in staff related costs, and a 119.2% increase in marketing and promotion expenses, compared to the figures in 2013.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2013, 2014 and 2015 were 2.6%, 2.0% and 1.4%, respectively. The year-over-year percent change in the consumer price index for January 2014, 2015 and 2016 was increase of 2.5%, 0.8% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The average exchange rate between U.S. dollar and RMB has declined from RMB8.2264 per U.S. dollar in July 2005 to RMB6.4778 per U.S. dollar in December 2015. As of December 31, 2015, we recorded RMB1.1 billion (US$170.7 million) of net foreign currency translation loss in accumulated other comprehensive income as a component of shareholders’ equity. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material and adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

Consolidation of Affiliated Entities

In order to comply with PRC laws and regulations limiting foreign ownership of or imposing conditions on internet, online advertising, online audio and video services and mobile application distribution businesses, we operate our websites and conduct our online advertising, online audio and video services and mobile application distribution businesses through our affiliated entities in China by means of contractual arrangements. We have entered into certain exclusive agreements with the affiliated entities through our subsidiaries, which obligate them to absorb a majority of the risk of loss and receive a majority of the residual returns from the affiliated entities’ activities. In addition, we have entered into certain agreements with the affiliated entities and the nominee shareholders of affiliated entities through our subsidiaries, which enable us to direct the activities that most significantly affect the economic performance of the affiliated entities. Based on these contractual arrangements, we consolidate the affiliated entities as required by SEC Regulation SX-3A-02 and ASC topic 810, Consolidation, because we hold all the variable interests of the affiliated entities through the subsidiaries, which are the primary beneficiaries of the affiliated entities. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurred. We will also continuously reconsider whether we are the primary beneficiaries of our affiliated entities as facts and circumstances change. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

Segment Reporting

We historically had only one single reportable segment because our chief operating decision maker, or CODM, formerly relied on the consolidated results of operations when making decisions on allocating our resources and assessing our performance. Beginning in the quarter ended June 30, 2015, we have changed our reportable segments as a result of significant growth in our operations and expansion of services to multiple businesses in recent years. Our chief executive officer, who has been identified as the CODM, reviews the operating results of different service lines in order to allocate resources and assess our performance. Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC topic 280, or ASC 280, Segment Reporting. We restated the presentation of our reportable segments for prior years to conform with the current year’s presentation.

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

(2)	Display-based online advertising services

For displayed-based online advertising services such as text links, banners, icons or other forms of graphical advertisements in the websites or mobile applications, we recognize revenue, in accordance with ASC 605, on a pro-rata basis over the contractual term for cost per time advertising arrangements commencing on the date the customer’s advertisement is displayed on a specified webpage or mobile applications, or on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements. For certain display-based contractual agreements, we may also provide certain performance guarantees, in which cases revenue is recognized at the later of the completion of the time commitment or performance guarantee.

(3)	Online marketing services involving Baidu Union

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

(4)	Barter transactions

Nonmonetary exchanges of licensed copyrights of video contents.

We enter into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies (“OVBC”) from time to time. The exchanged licensed copyrights provide rights for each respective party only to broadcast the licensed copyrights received on its own website; meanwhile, each party retains the right to continue broadcasting and / or sublicense the rights to the content it surrendered in the exchange. We account for these nonmonetary exchanges in accordance with ASC topic 845 (“ASC 845”), Nonmonetary Transactions, and record the transaction based on the fair value of the asset surrendered.

We estimate the fair value of the contents surrendered by deriving an “average transaction price” using actual cash sublicensing transactions for the same content with comparable counterparties, when available. The comparability of counterparties is assessed based on a number of factors, including relative size and scale, as well as market share of online viewership traffic they generate. In instances when we do not have actual cash sublicensing transactions for the same content as reference points, the estimates of fair value of the content surrendered is derived using an average transaction price of cash sub-licenses of content that is similar in nature with comparable counterparties. To assess whether the content is similar in nature to the bartered content, we consider, amongst others, (i) the type and the popularity of content (i.e. movie, television series); (ii) the geographic origination source of the content; and (iii) the unique visitor statistics for each OVBC.

The attributable cost of the barter transaction is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright, computed using the individual-film-forecast-computation method in accordance with ASC topic 926 (“ASC 926”), Entertainment—Films. We recognized barter sublicensing revenues of RMB366.25 million (US$56.54 million) and the related cost of RMB277.82 million (US$42.89 million) for the year ended December 31, 2015. The barter sublicensing revenues and the related cost were insignificant for the years ended December 31, 2013 and 2014.

Other nonmonetary exchanges.

We engage in certain barter transactions other than licensed copyrights of video contents from time to time and in such situations follows the guidance set forth in ASC 845. While nonmonetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, or the transaction lacks commercial substance, or the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange, the transaction is recognized based on the carrying value of the product or services provided. We also engage in certain advertising barter transactions and follows the guidance set forth in ASC subtopic 605-20 (“ASC 605-20”), Revenue Recognition: Services. The advertising barter transactions generally are recorded at fair value. If the fair value of the advertising surrendered in the barter transaction is not determinable within required limits, the barter transaction is recorded based on the carrying amount of the advertising surrendered, which likely to be zero. The amount of revenues recognized for barter transactions other than licensed copyrights of video contents was insignificant for each of the years presented.

(5)	Other revenue recognition related policies

In accordance with ASC subtopic 605-25, or ASC 605-25, Revenue Recognition: Multiple-Deliverable Revenue Arrangements, for arrangements that include multiple deliverables, primarily for advertisements to be displayed in different spots, placed under different forms and at different time, we evaluate all the deliverables in the arrangement to determine whether they represent separate units of accounting. For the arrangements with deliverable items to be considered separate units of accounting, we allocate the total consideration of the arrangement based on their relative selling price, with the selling price of each deliverable determined using vendor-specific objective evidence of selling price, or VSOE, third-party evidence or TPE of selling price, or management’s best estimate of the selling price, or BESP, and recognize revenue on a periodic basis during the arrangement when each deliverable is provided. We consider all reasonably available information in determining the BESP, including both market and entity-specific factors. For the arrangements with all deliverable items to be determined as a single unit of accounting due to lack of value on a standalone basis or a contingent revenue feature, we recognize the revenue at the point of last deliverable item being provided.

We deliver some of our online marketing services to end customers through engaging third party distributors. In this context, we may provide cash incentives to distributors. The cash incentives are accounted for as reduction of revenue in accordance with ASC subtopic 605-50, or ASC 605-50, Revenue Recognition: Customer Payments and Incentives.

We provide sales incentives to customers to entitle them to receive reductions in the price of the online marketing services by meeting certain cumulative consumption requirements. We account for these award credits granted to customers in conjunction with a current sale of products or services as a multiple-element arrangement by analogy to ASC 605-25. The consideration allocated to the award credits, as deferred revenue, is based on the assumption that the customer will purchase the minimum amount of future service necessary to obtain the maximum award credits available. The deferred revenue is recognized as revenue proportionately as the future services are delivered to the customer or when the award credits expire.

We provide certain online marketing services as an agent by offering goods and services provided by third-party partners. We present revenues from such services on a net basis as we are not the primary obligor in the arrangement in accordance with ASC subtopic 605-45, or ASC 605-45, Revenue Recognition: Principal Agent Consideration.

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

Forfeitures are estimated based on historical experience and are periodically reviewed. Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award, or the modified awards. The compensation costs associated with the modified awards are recognized if either the original vesting conditions or the new vesting conditions have been achieved. Total recognized compensation cost for the awards is at least equal to the fair value of the awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation cost is measured as the excess of the fair value of the replacement awards over the fair value of the cancelled awards at the cancellation date. Therefore, in relation to the modified awards, we recognize share-based compensation over the vesting periods of the new awards, which comprises (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term, and (ii) any unrecognized compensation cost of original awards, using either the original term or the new term, whichever results in higher expenses for each reporting period.

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

Income Taxes

We recognize income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. We record valuation allowance against the amount of deferred tax assets that we determine is not more-likely-than-not to be realized. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date. For reconciliation of tax computed by applying the respective statutory income tax rate to pre-tax income, please see “Income taxes” under Note 12 to our audited consolidated financial statements.

We comply with the provisions of ASC topic 740, or ASC 740, Income Taxes, in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We have elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2013, 2014 and 2015, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

Accounts Receivable

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. We generally do not require collateral from our customers.

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

When such events occur, we assess the recoverability of the assets group based on the undiscounted future cash flow the assets group is expected to generate and recognize an impairment loss when estimated undiscounted future cash flow expected to result from the use of the assets group plus net proceeds expected from disposition of the assets group, if any, is less than the carrying value of the assets group. If we identify an impairment, we reduce the carrying amount of the assets group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet. The impairment charges of long-lived assets are RMB6.7 million, RMB1.6 million and nil for 2013, 2014 and 2015, respectively.

Impairment of Goodwill

We assess goodwill for impairment in accordance with ASC subtopic 350-20, or ASC 350-20, Intangibles—Goodwill and Other: Goodwill, which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

As of December 31, 2014, we had three reporting units, consisting of Qunar, iQiyi and the rest of our company. Immediately upon the change in segment reporting in the quarter ended June 30, 2015, we had four reporting units representing search services, Qunar, iQiyi, and transaction services excluding Qunar. The goodwill was reassigned to the reporting units affected using a relative fair value allocation approach. Subsequent to the share exchange transaction with Ctrip, we no longer control Qunar. Accordingly, Qunar was no longer a reporting unit and the goodwill balance related to Qunar was derecognized. As a result, we had three reporting units as of December 31, 2015.

We have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit compared to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

In 2015, we performed a qualitative assessment for search services and transaction services. Based on the requirements of ASC350-20, we evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of each of the reporting units, and further impairment testing on goodwill was unnecessary as of December 31, 2015. We elected to assess goodwill for impairment using the two-step process for iQiyi. The fair value of iQiyi exceeded its carrying amount, and therefore goodwill related to this reporting unit was not impaired and we were not required to perform further testing.

The impairment charges of goodwill are nil for 2013, 2014 and 2015.

Impairment of Long-term Investments

Our long-term investments consist of cost method investments and equity method investments in privately-held companies, held-to-maturity investments with original and remaining maturities of greater than 12 months, and available-for-sale investments.

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

For long-term held-to-maturity investments, we evaluate whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with our policy and ASC topic 320, or ASC 320, Investments—Debt and Equity Securities. When we intend to sell an impaired debt security or it is more-likely-than-not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When we do not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, we must determine whether or not it will recover its amortized cost basis. If we conclude that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income.

As available-for-sale investment is reported at fair value, an impairment loss on the long-term available-for-sale securities would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If impairment is considered other-than-temporary, we will write down the asset to its fair value and take the corresponding charge to the consolidated financial statements. The impairment charges of long-term investments are RMB17.5 million, RMB93.4 million and RMB117.0 million (US$18.1 million) for 2013, 2014 and 2015, respectively.

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

In a business combination achieved in stages, we re-measured our previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in earnings.

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

As of December 31, 2015, our principal source of liquidity was RMB67.9 billion (US$10.5 billion) of cash, cash equivalents and short-term investments. Our cash and cash equivalents consist of cash on hand and investments in interest bearing demand deposit accounts, time deposits, money market funds and other liquid investments which have original maturities of three months or less. The short-term investments primarily consist of fixed-rate and adjustable-rate debt investments with original maturity of less than one year. We believe that our current cash, cash equivalents, short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks.

Furthermore, cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” As of December 31, 2015, our PRC subsidiaries and consolidated affiliated entities held RMB64.8 billion (US$10.0 billion) of cash, cash equivalents and short-term investments, RMB684.7 million (US$105.7 million) of which were in the form of foreign currencies.

In July 2013, we entered into a loan agreement with Sumitomo Mitsui Banking Corporation, whereby we were entitled to borrow an unsecured loan of US$150.0 million for general working capital purposes. We drew down US$150.0 million in July 2013 under the loan commitment, with a term of two years and a fixed annual interest rate of 1.17%. In July 2015, the loan was repaid when it became due.

In August 2013, we entered into a loan agreement with Australia and New Zealand Banking Group Limited (Hong Kong Branch), whereby we were entitled to borrow an unsecured loan of AU$235.0 million (US$200.0 million) for general working capital purposes. We drew down AU$235.0 million (US$200.0 million) in August 2013 under the loan commitment, with a term of two years and a fixed annual interest rate of 1.65%. In August 2015, the loan was repaid when it became due.

In May 2014, one of our subsidiaries, 91 Wireless, entered into a banking facility agreement with Hong Kong and Shanghai Banking Corporation Limited (Hong Kong branch), or HSBC, pursuant to which 91 Wireless was entitled to borrow a US$ denominated loan of US$20.0 million with an interest rate of 0.8% per annum plus 1, 3 or 6 months LIBOR. The banking facility was subject to HSBC’s overriding right of repayment on demand and the loan under this facility was intended for the general working capital of 91 Wireless. In May 2014, 91 Wireless drew down US$7.0 million with a fixed interest rate of 1.12% under the loan commitment, and in

September 2014, 91 Wireless drew down another US$8.0 million with a fixed interest rate of 1.13% under the loan commitment, both of which were secured by cash collateral of a subsidiary of 91 Wireless. In 2015, both the US$7.0 million loan and the US$8.0 million loan were repaid when they became due.

In December 2014, we entered into two loan agreements with Bank of China (Los Angeles Branch), pursuant to which we borrowed a two-year unsecured loan of US$150.0 million and a three-year unsecured loan of US$150.0 million. Both loans were intended for our general working capital and with a floating interest rate. In connection with the loan agreements, we entered into two interest swap agreements, pursuant to which the loans will be settled in a fixed annual interest rate of 2.31% and 2.45%, respectively, during the respective term of the loans. As of December 31, 2015, we had an outstanding balance of US$150.0 million and US$150.0 million for the two loans, respectively.

In July 2015, we entered into a loan agreement with Sumitomo Mitsui Banking Corporation, pursuant to which we were entitled to borrow an unsecured US$ denominated loan of US$150.0 million with a floating interest rate for general working capital purposes. In August 2015, we drew down US$150.0 million with a term of two years under the facility commitment. In connection with the loan agreement, we entered into an interest swap agreement, pursuant to which the loan will be settled with a fixed annual interest rate of 1.41% during the term of the loan. As of December 31, 2015, we had an outstanding balance of US$150.0 million, which will be due in August 2017.

In August 2015, we entered into a loan agreement with HSBC, pursuant to which we were entitled to borrow an unsecured US$ denominated loan of US$200.0 million, with a fixed annual interest rate of 1.42%, for general working capital purposes. In August 2015, we drew down US$200.0 million with a term of two years under the facility commitment. As of December 31, 2015, we had an outstanding balance of US$200.0 million, which will be due in August 2017.

In September 2015, we entered into a banking facility agreement with China Merchants Bank (Shanghai Branch), pursuant to which we were entitled to borrow a RMB denominated loan of RMB100.0 million (US$15.4 million) for one year with a fixed annual interest rate at benchmark one-year lending rate published by People’s Bank of China. The loan was intended for the general working capital purposes. In September 2015, we drew down RMB9.9 million (US$1.5 million) with a fixed interest rate of 4.60%. In November and December 2015, the rest of RMB90.1 million (US$ 13.9 million) was drew down with fixed interest rate of 4.35%. As of December 31, 2015, we had an outstanding balance of RMB100.0 million (US$15.4 million), which will be due in 2016.

We have conducted the following four rounds of issuances of debt securities, which remain outstanding as of the date of this annual report:

•

In November 2012, we issued an aggregate of US$1.5 billion senior unsecured notes in two equal tranches, due in 2017 and 2022, with stated annual interest rates of 2.25% and 3.50%, respectively. The net proceeds from the sale of the notes were used for general corporate purposes. As of December 31, 2015, the total carrying value and estimated fair value of these notes were US$1.5 billion and US$1.5 billion. The estimated fair value was based on quoted prices for our publicly-traded debt securities as of December 31, 2015. We are not subject to any financial covenants or other significant restrictions under the notes. During 2015, we paid an aggregate of US$43.1 million in interest payments related to these notes.

•

In August 2013, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2018, with stated annual interest rate of 3.25%. The net proceeds from the sale of the notes were used for general corporate purposes, including merger and acquisition activities. As of December 31, 2015, the total carrying value and estimated fair value of these notes were US$1.0 billion and US$1.0 billion, respectively. The estimated fair value was based on quoted prices for our publicly-traded debt securities as of December 31, 2015. We are not subject to any financial covenants or other significant restrictions under the notes. During 2015, we paid an aggregate of US$32.5 million in interest payments related to these notes.

•

In June 2014, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2019, with stated annual interest rate of 2.75%. The net proceeds from the sale of the notes were used for general corporate purposes. As of December 31, 2015, the total carrying value and estimated fair value of these notes were US$1.0 billion and US$1.0 billion, respectively. The estimated fair value was based on quoted prices for our publicly-traded debt securities as of December 31, 2015. We are not subject to any financial covenants or other significant restrictions under the notes. During 2015, we paid an aggregate of US$27.5 million in interest payments related to these notes.

•

In June 2015, we issued an aggregate of US$750 million senior unsecured notes due in 2020, with stated annual interest rate of 3.00%, and an aggregate of US$500 million senior unsecured notes due in 2025, with stated annual interest rate of 4.125%. The net proceeds from the sale of the notes were used for general corporate purposes. As of December 31, 2015, the total carrying value and estimated fair value were US$750.0 million and US$743.0 million, respectively, with respect to the notes due in 2020, and US$500.0 million and US$498.0 million, respectively, with respect to the notes due in 2025. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2015. We are not subject to any financial covenants or other significant restrictions under the notes. During 2015, we paid an aggregate of US$22.0 million in interest payments related to these notes.

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

As of December 31, 2015, we had RMB34.9 billion (US$5.4 billion) in long-term loans and notes payables (including current portion of RMB974.8 million (US$150.5 million)) and had RMB100.0 million (US$15.4 million) in short-term loans.

Cash Flows and Working Capital

As of December 31, 2013, 2014 and 2015, we had RMB37.2 billion, RMB56.6 billion and RMB67.9 billion (US$10.5 billion) in cash, cash equivalents and short-term investments.

The following table sets forth a summary of our cash flows for the years indicated.

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands)
Net cash generated from operating activities	13,792,971	17,937,175	19,422,438	2,998,307
Net cash used in investing activities	(23,062,940)	(22,467,774)	(31,272,444)	(4,827,632)
Net cash generated from financing activities	7,281,682	8,611,960	7,778,032	1,200,721
Effect of exchange rate changes on cash	(200,548)	79,567	179,181	27,661

Net increase (decrease) in cash and cash equivalents	(2,188,835)	4,160,928	(3,892,793)	(600,943)

Cash and cash equivalents at beginning of the period	11,880,632	9,691,797	13,852,725	2,138,492
Cash and cash equivalents at end of the period	9,691,797	13,852,725	9,959,932	1,537,549

Operating Activities

Net cash generated from operating activities increased to RMB19.4 billion (US$3.0 billion) in 2015 from RMB17.9 billion in 2014. This increase was primarily due to the integrated effect of growth in net income, as adjusted for non-cash items and the effects of changes in working capital and other activities.

Net cash generated from operating activities increased to RMB17.9 billion in 2014 from RMB13.8 billion in 2013. This increase was primarily due to the integrated effect of growth in net income, as adjusted for non-cash items and the effects of changes in working capital and other activities.

Investing Activities

Net cash used in investing activities increased to RMB31.3 billion (US$4.8 billion) in 2015 from RMB22.5 billion in 2014. This increase was primarily due to the increased acquisition of fixed assets and intangible assets, purchase of long-term investments and disposal of subsidiaries which resulted in the reduction of cash balance.

Net cash used in investing activities decreased to RMB22.5 billion in 2014 from RMB23.1 billion in 2013. This decrease was primarily due to fewer acquisitions of businesses accomplished in 2014 compared to 2013, which was offset partially by the increased purchasing of short-term, long-term investments and fixed assets.

Financing Activities

Net cash generated from financing activities was RMB7.8 billion (US$1.2 billion) in 2015, compared to net cash of RMB8.6 billion generated from financing activities in 2014. The decrease was primarily due to the repayment of long-term loans and the payment for share repurchase program, partially offset by the proceeds from the non-controlling interest shareholders and proceeds from loans and notes issued in 2015.

Net cash generated from financing activities was RMB8.6 billion in 2014, compared to net cash of RMB7.3 billion generated from financing activities in 2013. The increase was primarily due to the proceeds from the long-term loans issued in December 2014, partially offset by our settlement with non-controlling shareholders for acquiring the remaining minority equity interest of subsidiaries.

Capital Expenditures

We made capital expenditures of RMB2.8 billion, RMB4.8 billion and RMB5.2 billion (US$807.3 million) in 2013, 2014 and 2015, representing 8.6%, 9.8% and 7.9% of our total revenues, respectively. In 2015, our capital expenditures were primarily attributable to the purchase of servers, network equipment and other computer hardware to increase our network infrastructure capacity. We funded our capital expenditures primarily with net cash flow generated from operating activities.

We commenced construction of office buildings in Shenzhen in December 2011, Shanxi Cloud Computing Center in September 2012, and the internet data center of Beijing Cloud Computing Center in April 2014, and we expect to complete the planned construction of these projects in 2018, 2018 and 2016, respectively. See “Item 4.D. Information on the Company—Property, Plant and Equipment” for more details of our capital expenditures associated with these projects.

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

Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated affiliated entities in which we have no legal ownership, totaling approximately RMB3.7 billion, RMB7.5 billion and RMB10.6 billion (US$1.6 billion) as of December 31, 2013, 2014 and 2015, respectively.

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

In the three years ended December 31, 2013, 2014 and 2015, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB4.1 billion, RMB7.0 billion and RMB10.2 billion (US$1.6 billion), representing 12.9%, 14.2% and 15.3% of our total revenues for 2013, 2014 and 2015, respectively. Our research and development expenses consist primarily of personnel-related costs. We have expensed substantially all of the development costs for the research and development of products and new functionality as incurred, except for certain internal-use software.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2015 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2015.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In RMB thousands)
Long-Term Debt Obligations(1)	39,697,200	1,998,601	16,408,905	12,251,139	9,038,555
Capital Lease Obligations(2)	47,095	39,658	7,437	—	—
Operating Lease Obligations(3)	6,870,364	3,358,242	2,346,485	1,018,222	147,415
Purchase Obligations(4)	5,599,897	3,531,170	620,449	425,315	1,022,963
Total	52,214,556	8,927,671	19,383,276	13,694,676	10,208,933

(1)

The long-term debt obligations represent (i) a two-year loan and a three-year loan from Bank of China (Los Angeles Branch), (ii) a two-year loan from Sumitomo Mitsui Banking Corporation, (iii) a two-year loan from Hong Kong and Shanghai Banking Corporation Limited, (iv) senior unsecured notes due in 2017 and 2022, (v) senior unsecured notes due in 2018, (vi) senior unsecured notes due in 2019, (vii) senior unsecured notes due in 2020, and (viii) senior unsecured notes due in 2025. The total interest to be paid for these loans is RMB71.1 million (US$11.0 million), RMB24.3 million (US$3.8 million), RMB32.6 million (US$5.0 million), RMB1.4 billion (US$217.5 million), RMB631.6 million (US$97.5 million), RMB623.5 million (US$96.3 million), RMB655.9 million (US$101.3 million) and RMB1.3 billion (US$195.9 million), respectively. Please see “Loans Payable” under Note 10 and “Notes payable” under Note 11 to our audited consolidated financial statements.

(2)	Capital lease obligations represent our obligations for leasing servers, and the total amount of interest to be paid is RMB2.0 million (US$0.3 million).
(3)	Operating lease obligations represent our obligations for leasing premises and bandwidth.
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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Robin Yanhong Li	47	Chairman and Chief Executive Officer
Jennifer Xinzhe Li	48	Chief Financial Officer
Ya-Qin Zhang	50	President
Jing Wang	51	Senior Vice President
Hailong Xiang	38	Senior Vice President
Mingyuan Li	32	Vice President
William Decker	69	Independent Director
James Ding	50	Independent Director
Greg Penner	46	Independent Director
Brent Callinicos	50	Independent Director
Yuanqing Yang	51	Independent Director

Robin Yanhong Li is co-founder, chairman and chief executive officer of our company, and oversees our overall strategy and business operations. Mr. Li has been serving as the chairman of our board of directors since our inception in January 2000 and as our chief executive officer since January 2004. Mr. Li served as our president from February 2000 to December 2003. Prior to founding our company, Mr. Li worked as a staff engineer for Infoseek, a pioneer in the internet search engine industry, from July 1997 to December 1999. Mr. Li was a senior consultant for IDD Information Services from May 1994 to June 1997. Mr. Li currently serves on the board of New Oriental Education & Technology Group Inc., a NYSE-listed company that provides private educational services in China, and on the board of Ctrip.com International, Ltd., a NASDAQ-listed company that provides travel services in China. Mr. Li also acts as the vice chairman of the Internet Society of China (ISC). Mr. Li has also been a vice chairman of All-China Federation of Industry & Commerce since December 2012. Mr. Li received a bachelor’s degree in information science from Peking University in China and a master’s degree in computer science from the State University of New York at Buffalo.

Jennifer Xinzhe Li has served as our chief financial officer since March 2008 and is in charge of our overall finance functions. Ms. Li has extensive experience in U.S. GAAP reporting and in developing and leading finance and accounting teams before she joined us. Prior to joining Baidu, Ms. Li served as controller of General Motors Acceptance Corporation (GMAC)’s North American Operations from 2005 to 2008. Prior to that, Ms. Li worked at General Motors China, where she was responsible for overseeing finance functions of General Motors’ wholly owned and joint venture businesses in China from 2001 to 2004, with the last post as its chief financial officer. From 1994 to 2001, she held several other finance positions at General Motors in Canada, the United States and Singapore. Ms. Li currently serves on the Board of Philip Morris International, Inc.. Ms. Li holds an M.B.A. degree from the University of British Columbia in Vancouver, B.C., Canada and a bachelor of art degree from Tsinghua University in China.

Ya-Qin Zhang joined us in September 2014. He currently serves as president in charge of marketing and our emerging businesses and operations. Prior to joining us, Dr. Zhang was Microsoft Corporation’s corporate vice president and the chairman of Microsoft Asia-Pacific R&D Group for a decade, leading Microsoft’s overall research and development efforts in the Asia-Pacific region. Before joining Microsoft in 1999, Dr. Zhang was a director for the Multimedia Technology Laboratory at Sarnoff Corp. Dr. Zhang currently serves on the board of Tarena International, Inc. and ChinaCache International Holdings Ltd., both of which are listed on NASDAQ. Dr. Zhang received his bachelor’s and master’s degrees in electrical engineering from the University of Science and Technology of China, and a Ph.D. in electrical engineering from George Washington University.

Jing Wang has served as our senior vice president since December 2013, and is in charge of our technology functions. From April 2010 to December 2013, Mr. Wang served as our vice president of engineering. Prior to joining us, Mr. Wang served as deputy managing director of Google China’s R&D Institute from 2006 to 2010, as general manager of eBay China’s Development Center from 2004 to 2006, as the chief technology officer of eBay China from 2003 to 2004, and as senior technical director for Alibaba from 2000 to 2001. From 1991 to 2000, Mr. Wang held various managerial and technical positions in companies based in Silicon Valley, including Oracle, Informix and E-Loan. Mr. Wang currently serves on the board of China National Software & Service Co., Ltd., a company listed on the Shanghai Stock Exchange. Mr. Wang received a bachelor’s degree from the University of Science and Technology of China and a master’s degree in computer science from the University of Chinese Academy of Sciences. He later obtained his second master’s degree in computer science from the University of Florida.

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

Greg Penner has served as our director since July 2004. Mr. Penner is the chairman of the board of Wal-Mart Stores, Inc. and a general partner at Madrone Capital Partners, an investment management firm based in Menlo Park, California. From 2002 to 2004, Mr. Penner was the senior vice president and chief financial officer of Wal-Mart Japan. From 2000 to 2002, Mr. Penner was senior vice president of finance and strategy for Walmart.com. From 1997 to 2000, Mr. Penner was a general partner at Peninsula Capital, an early stage venture capital fund. Previously, Mr. Penner worked in strategic planning at Wal-Mart Stores, Inc. and corporate finance at Goldman, Sachs & Co. Mr. Penner is also a director of Teach for America. Mr. Penner received an M.B.A. degree from the Stanford Graduate School of Business and a bachelor’s degree in international economics from the School of Foreign Service at Georgetown University.

Brent Callinicos has served as our independent director since October 2015. Mr. Callinicos most recently served as the chief financial officer of Uber Technologies Inc. from September 2013 to March 2015, where he remains an advisor. Prior to joining Uber, he worked at Google from January 2007 to September 2013, where he last served as vice president, treasurer and chief accountant. He also led green energy investments and financial services at Google Inc. From 1992 to 2007, he served in a variety of increasingly senior roles at Microsoft Corporation, where he last served as corporate vice-president and divisional chief financial officer of the Platforms and Services Division, and oversaw Microsoft’s Worldwide Licensing and Pricing and Microsoft Financing. He currently serves on the board of directors of PVH Corp., a NYSE-listed company, and two private companies. Mr. Callinicos is a certified public accountant. Mr. Callinicos received a bachelor’s degree from the University of North Carolina at Chapel Hill and an M.B.A. degree from the Kenan-Flagler School of Business at Chapel Hill.

Yuanqing Yang has served as our independent director since October 2015. Mr. Yang is currently the chairman and chief executive officer of Lenovo Group Limited, a Hong Kong-listed company. Mr. Yang joined Lenovo in 1989 and has led the company from the initial China-based PC maker to a diversified global technology leader. In 2011, FinanceAsia named Mr. Yang the Best CEO in China. In 2004 and 2012, Mr. Yang was named one of the “CCTV China Annual Economic Figures.” He was listed on Barron’s list of Best CEOs in 2013, 2014 and 2015. In 2014, Mr. Yang won an Edison Achievement Award for Innovation. Mr. Yang currently serves as a member of the Chinese People’s Political Consultative Conference. Mr. Yang holds a master’s degree in computer science from the University of Science and Technology of China.

B.	Compensation

In 2015, we paid an aggregate of approximately RMB52.9 million (US$8.2 million) in cash compensation and granted options to purchase an aggregate of 59,283 Class A ordinary shares and 49,524 restricted Class A ordinary shares to our executive officers as a group. We also paid an aggregate of approximately RMB0.5 million (US$83.5 thousand) in cash compensation and granted options to purchase an aggregate of 513 restricted Class A ordinary shares to our non-executive directors as a group. Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment insurance and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Our board of directors and shareholders approved the issuance of up to 5,040,000 ordinary shares upon exercise of awards granted under our 2000 option plan. Our 2000 option plan terminated in January 2010 upon the expiration of its ten-year term. At the annual general meeting held on December 16, 2008, our shareholders approved a 2008 share incentive plan, which has reserved an additional 3,428,777 Class A ordinary shares for awards to be granted pursuant to its terms. As of December 31, 2015, options to purchase an aggregate of 319,935 Class A ordinary shares and an aggregate of 527,806 restricted Class A ordinary shares had been granted under the 2008 share incentive plan.

The following table summarizes, as of December 31, 2015, the outstanding options and restricted Class A ordinary shares that we granted to our current directors and executive officers and to other individuals as a group under our 2000 option plan and 2008 share incentive plan. Each Class A ordinary share is represented by 10 ADSs.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Grant Date	Expiration Date
Robin Yanhong Li	6,500		133.86	February 11, 2009	February 11, 2019
	4,247		1,058.90	January 25, 2011	January 25, 2021
	4,515		1,418.30	February 16, 2012	February 16, 2022
	10,598		1,083.00	January 31, 2013	January 31, 2023
	2,415		1,725.30	February 24, 2014	February 24, 2024
	665	(1)	—	February 24, 2014	N/A
	11,977		2,146.70	February 11, 2015	February 11, 2025
	4,377	(1)	—	February 11, 2015	N/A
	43,904		2,069.00	April 16, 2015	April 16, 2025
	43,904	(1)	—	April 16, 2015	N/A
Jennifer Xinzhe Li	*		1,058.90	January 25, 2011	January 25, 2021
	*		1,418.30	February 16, 2012	February 16, 2022
	*		1,083.00	January 31, 2013	January 31, 2023
	*		1,725.30	February 24, 2014	February 24, 2024
	*	(1)	—	February 24, 2014	N/A
	*		2,146.70	February 11, 2015	February 11, 2025
	*	(1)	—	February 11, 2015	N/A
Ya-Qin Zhang	*	(1)	—	October 29, 2014	N/A
	*		2,245.50	October 29, 2014	October 29, 2024
Jing Wang	*		1,418.30	February 16, 2012	February 16, 2022
	*		1,083.00	January 31, 2013	January 31, 2023
	*	(1)	—	February 24, 2014	N/A
	*		1,725.30	February 24, 2014	February 24, 2024
	*	(1)	—	April 23, 2014	N/A
	*		2,146.70	February 11, 2015	February 11, 2025
	*	(1)	—	February 11, 2015	N/A
Hailong Xiang	*		1,501.70	July 21, 2011	July 21, 2021
	*		1,418.30	February 16, 2012	February 16, 2022
	*		1,083.00	January 31, 2013	January 31, 2023
	*	(1)	—	July 18, 2013	N/A
	*		1,112.00	July 18, 2013	July 18, 2023
	*	(1)	—	February 24, 2014	N/A
	*		1,725.30	February 24, 2014	February 24, 2024
	*	(1)	—	October 29, 2014	N/A
	*		2,245.50	October 29, 2014	October 29, 2024
Mingyuan Li	*	(1)	—	February 16, 2012	N/A
	*		1,067.00	November 1, 2012	November 1, 2022
	*	(1)	—	January 31, 2013	N/A
	*	(1)	—	October 23, 2013	N/A
	*	(1)	—	February 24, 2014	N/A
	*	(1)	—	April 23, 2014	N/A
	*	(1)	—	July 15, 2014	N/A
	*		2,146.70	February 11, 2015	February 11, 2025
	*	(1)	—	February 11, 2015	N/A
William Decker	*	(1)	—	February 24, 2014	N/A
James Ding	*	(1)	—	February 24, 2014	N/A
Greg Penner	*	(1)	—	February 24, 2014	N/A
Brent Callinicos	*	(1)	—	October 22, 2015	N/A
Yuanqing Yang	*	(1)	—	October 22, 2015	N/A
Other individuals as a group	379,855		—	—	—

*	The options and restricted shares in aggregate held by each of these directors and officers represent less than 1% of our total outstanding shares.
(1)	Restricted shares.

The following paragraphs summarize the key terms of our 2008 share incentive plan adopted on December 16, 2008.

2008 Share Incentive Plan

Types of Awards. We may grant the following types of awards under our 2008 share incentive plan:

•	options;

•	restricted shares;

•	restricted share units; and

•	any other form of awards granted to a participant pursuant to the 2008 plan.

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

Vesting Schedule. The compensation committee determines, and the award agreement specifies, the vesting schedule of options and other awards granted. The compensation committee determines the time or times at which an option may be exercised in whole or in part, including exercise prior to vesting, and also determines any conditions that must be satisfied before all or part of an option may be exercised. At the time of grant for restricted share units, the compensation committee specifies the date on which the restricted share units become fully vested and non-forfeitable, and may specify such conditions to vesting as it deems appropriate.

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

Audit Committee

Our audit committee consists of William Decker, James Ding, Greg Penner and Brent Callinicos, all of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules and Rule 10A-3 under the Exchange Act. Our board of directors has determined that each of Mr. Decker and Mr. Callinicos is an audit committee financial expert as defined in the instructions to Item 16A of the

Form 20-F. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2015, our audit committee held meetings or passed resolutions by unanimous written consent five times.

Compensation Committee

Our compensation committee consists of James Ding, Greg Penner and Yuanqing Yang, all of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules. The compensation committee assists the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting while his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2015, our compensation committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2015, our corporate governance and nominating committee passed resolutions by unanimous written consent two times.

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

We had 31,676, 46,391 and 41,467 employees as of December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, we had 2,172 employees in management and administration, 18,077 employees in research and development, 4,120 employees in operation and service, and 17,098 employees in sales and marketing. As of December 31, 2015, we had 23,130 employees in Beijing, 17,495 employees outside of Beijing but within China, and 842 employees outside of China. We also hire temporary employees and contractors from time to time. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to manage our expanding operations effectively.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of February 29, 2016 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

Shares Beneficially Owned
Directors and Executive Officers:	Number(1)	%(2)
Robin Yanhong Li(3)	5,590,294	16.1%
Jennifer Xinzhe Li	*	*
Ya-Qin Zhang	*	*
Jing Wang	*	*
Hailong Xiang	*	*
Mingyuan Li	*	*
William Decker(4)	*	*
James Ding(5)	*	*
Greg Penner(6)	*	*
Brent Callinicos	*	*
Yuanqing Yang(7)	*	*
All Directors and Executive Officers as a Group(8)	5,795,101	16.7%
Principal Shareholders:
Handsome Reward Limited(9)	5,490,000	15.9%
Baillie Gifford & Co (Scottish partnership)(10)	2,486,003	7.2%

*	Less than 1% of our total outstanding Class A ordinary shares and Class B ordinary shares.
**

Except for William Decker, James Ding, Gregg Penner and Yuanqing Yang, the business address of our directors and executive officers is c/o Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.

(1)

The number of shares beneficially owned by each named director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested or will vest within 60 days after February 29, 2016, and restricted shares held by such person that will vest within 60 days after February 29, 2016. The options and restricted shares were granted under our 2008 share incentive plan.

(2)

Percentage of beneficial ownership of each named director and executive officer is based on 34,625,025 ordinary shares (consisting of 27,132,104 Class A ordinary shares and 7,492,921 Class B ordinary shares) of our company outstanding as of February 29, 2016, the number of ordinary shares underlying options that have vested or will vest within 60 days after February 29, 2016, and the number of restricted shares that will vest within 60 days after February 29, 2016, each as held by such person as of that date.

(3)

Includes (i) 37,665 Class A Ordinary Shares directly held by Mr. Li on record; (ii) 20,460 Class A ordinary shares in the form of ADSs held in the brokerage account of the administrator of the issuer’s employee stock option program; (iii) 3,781 restricted Class A Ordinary Shares that had vested as of February 29, 2016; (iv) 38,388 Class A Ordinary Shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of February 29, 2016; and (v) 5,490,000 Class B Ordinary Shares held by Handsome Reward Limited, a British Virgin Islands company wholly owned and controlled by Mr. Li, and excludes 25,000 Class A Ordinary Shares, 1,576,667 Class B Ordinary Shares and 17,000 Class A Ordinary Shares in the form of ADSs in her brokerage account, held by Melissa Ma, Mr. Li’s wife, of which Mr. Li disclaims beneficial ownership.

(4)	The address of Mr. Decker is 24 Nordic Way, Saranac Lake, New York 12983, U.S.A.
(5)	The business address of Mr. Ding is 56/F, China World Tower 3, No. 1 Jianguomenwai Street, Chaoyang District, Beijing 100004, PRC.
(6)	The business address of Mr. Penner is 3000 Sand Hill Road, Building 1, Suite 150, Menlo Park, California 94025, U.S.A.
(7)	The business address of Mr. Yang is c/o Lenovo, No. 6 Shangdi West Road, Haidian District, Beijing 100085, PRC.
(8)	Includes ordinary shares, ordinary shares issuable upon exercise of options and restricted shares, held by all of our directors and executive officers as a group.
(9)

Represents 5,490,000 Class B ordinary shares held by Handsome Reward Limited, a British Virgin Island company wholly owned and controlled by Mr. Robin Yanhong Li. The business address of Handsome Reward Limited is c/o Robin Yanhong Li, Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.

(10)

Represents 2,486,003 Class A ordinary shares in the form of ADSs held by Baillie Gifford & Co (Scottish partnership), as reported on Schedule 13G filed by Baillie Gifford & Co (Scottish partnership) on January 28, 2016. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of February 29, 2016. The address of Baillie Gifford & Co (Scottish partnership) is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

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

As of February 29, 2016, 34,625,025 of our ordinary shares were issued and outstanding. To our knowledge, approximately 79.0% of our total outstanding ordinary shares were held by four record shareholders in the United States, including approximately 78.2% held by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

As of December 31, 2013, 2014 and 2015, we had RMB371.0 million, RMB50.1 thousand and RMB2.0 billion (US$301.1 million), respectively, due from related parties. The increase of the balance from December 31, 2014 to December 31, 2015 was primarily due to unsettled loans provided to certain investees and amount incurred by transactions in the ordinary course of business with certain investees that were determined to be related parties. The decrease of the balance from December 31, 2013 to December 31, 2014 was primarily due to the borrowings provided by us to one noncontrolling shareholder of an acquired subsidiary, which was settled in 2014. The amount outstanding as of April 7, 2016 was RMB75.9 million (US$11.7 million).

As of December 31, 2013, 2014 and 2015, we had RMB373.6 million, RMB8.4 million and RMB785.9 million (US$121.3 million), respectively, due to related parties. The increase of the balance from December 31, 2014 to December 31, 2015 was primarily due to an unsettled loan provided by certain investee, as well as amount incurred by transactions in the ordinary course of business with certain investees that were determined to be related parties. The decrease of the balance from December 31, 2013 to December 31, 2014 was primarily due to the settlement of unsecured and interest free loans provided by a noncontrolling shareholder of an acquired subsidiary, partially offset by the payable to Mr. Robin Yanhong Li for reimbursement of his use of an aircraft for our business purposes. The amount outstanding as of April 7, 2016 was RMB137.8 million (US$21.3 million).

For the year ended December 31, 2015, the related party transactions mainly represented the online marketing services that we provided to Ctrip, which was in the total amount of RMB89.2 million (US$13.8 million).

In 2014 and 2015, with the approval from our board of directors, we reimbursed Mr. Robin Yanhong Li the fees and expenses incurred in connection with his use of an aircraft beneficially owned by his family member for our business purposes. The hourly rate for use of the aircraft was determined based on an analysis of market rates for the charter of comparable aircrafts. The service charges for the use of the aircraft for 2014 and 2015 were insignificant.

In 2014 and 2015, certain subsidiaries of ours rent an office building owned by the family members of Mr. Hailong Xiang, one of our executive officers. The amount of rental expenses for 2014 and 2015 were insignificant.

In February 2016, we received a non-binding proposal from Mr. Robin Yanhong Li, chairman and chief executive officer of Baidu, and Mr. Yu Gong, chief executive officer of iQiyi, proposing to acquire all of the outstanding shares of iQiyi beneficially owned by us based on an enterprise valuation of US$2.8 billion for 100% of iQiyi on a cash-free and debt-free basis. Pursuant to the non-binding proposal, the buyers expect that iQiyi will remain a strategic partner to us after the consummation of the proposed transaction and enter into business cooperation agreements with us. Our board of directors has formed a special committee, which consists solely of independent and disinterested directors, to consider the non-binding proposal, with the assistance of its financial and legal advisors.

Share Options and Restricted Shares Grants

Please refer to “Item 6.B. Directors, Senior Management and Employees—Compensation.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we have been involved in litigation or other disputes regarding, among other things, copyright and trademark infringement, defamation, unfair competition and labor disputes. Our search results provide links to materials, and our Baidu Music, P4P, Baidu Post Bar, Baidu Cloud, Baidu Nuomi, iQiyi and certain other products or services may contain materials, in which others may allege to own copyrights, trademarks or image rights or which others may claim to be defamatory or objectionable. We have received notice letters from third parties asserting copyright infringement, unfair competition, defamation, breach of contract and labor-related claims against us.

In 2015, 869 complaints were filed against us before various courts in China, the U.S. and Brazil, and the aggregate amount of the damages sought in these complaints totals approximately RMB761.2 million (US$117.5 million). As of December 31, 2015, 315 cases against us were pending in various PRC, U.S. and Brazilian courts. The aggregate amount of damages sought under these pending cases is approximately RMB1.1 billion (US$170.0 million).

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

Dividend Policy

Baidu, Inc., our holding company in the Cayman Islands, has never declared or paid any dividends on our ordinary shares, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

The following table provides the high and low trading prices for our ADSs on NASDAQ for (i) the years 2011, 2012, 2013, 2014 and 2015, (ii) each of the four quarters of 2014 and 2015, and (iii) each of the past six full months.

	Trading Price
	High	Low
Annual Highs and Lows
2011	165.96	97.58
2012	154.15	85.96
2013	181.25	82.98
2014	251.99	140.66
2015	234.67	100.00
Quarterly Highs and Lows
First Quarter 2014	189.34	144.16
Second Quarter 2014	188.66	140.66
Third Quarter 2014	231.41	176.69
Fourth Quarter 2014	251.99	194.31
First Quarter 2015	234.67	199.70
Second Quarter 2015	223.95	188.60
Third Quarter 2015	210.00	100.00
Fourth Quarter 2015	217.97	135.31
Monthly Highs and Lows
October 2015	189.55	135.31
November 2015	217.97	185.39
December 2015	215.20	188.33
January 2016	189.84	154.53
February 2016	176.81	139.61
March 2016	193.73	169.28
April 2016 (through April 7, 2016)	192.35	181.44

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on NASDAQ since August 5, 2005 under the symbol “BIDU.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Board of Directors

See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Board of Directors.”

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

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations under present law of the ownership and disposition of the ADSs or ordinary shares. This summary applies only to investors that are U.S. Holders (as defined below) and that hold the ADSs or ordinary shares as capital assets. This discussion is based on the tax laws of the United States as in effect on the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below.

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

Passive Foreign Investment Company

A non-U.S. corporation, such as our own, is considered a passive foreign investment company or “PFIC” for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares.

Although under certain interpretations of how one determines what portion of goodwill and certain other assets are treated as “passive”, we may have been a PFIC for 2015, we believe under more reasonable approaches for our circumstances, based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, that we were not a PFIC for our taxable year ended December 31, 2015. However, given the lack of authority and the highly factual nature of the analyses, no assurance can be given. We do not expect to be a PFIC for our taxable year ending December 31, 2016 or for the foreseeable future. However, our PFIC status for the current taxable year ending December 31, 2016 will not be determinable until the close of the taxable year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year).

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

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a mark-to-market election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

We previously filed with the SEC our registration statement on Form F-1, as amended and prospectus under the Securities Act of 1933, with respect to our ordinary shares. We have also previously filed with the SEC our registration statement on Form F-3 with respect to the sale of debt securities by our company on a continuous basis, a prospectus under the Securities Act with respect to our issuance of US$1.5 billion senior unsecured notes in two equal tranches, due in 2017 and 2022 with stated interest rates of 2.25% and 3.50%, respectively, a prospectus under the Securities Act with respect to our issuance of US$1.0 billion senior unsecured notes due in 2018 with stated interest rate of 3.25%, a prospectus under the Securities Act with respect to our issuance of US$1.0 billion senior unsecured notes due in 2019 with stated interest rate of 2.75%, and a prospectus under the Securities Act with respect to our issuance of US$1.25 billion senior unsecured notes in two tranches consisting of US$750 million notes due in 2020 with stated interest rate of 3.00% and US$500 million notes due in 2025 with stated interest rate of 4.125%.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to excess cash invested in short-term instruments with original maturities of less than a year and long-term held-to-maturity securities with maturities of greater than a year. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage our interest risk exposure, other than interest swap agreements entered into in connection with the two loan agreements with Bank of China (Los Angeles Branch) dated December 2014 and in connection with the loan agreement with Sumitomo Mitsui Banking Corporation dated July 2015. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We had RMB1.8 billion (US$283.9 million) in long-term held-to-maturity investments as of December 31, 2015, with a weighted average duration of approximately 1.43 years. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of approximately RMB25.6 million (US$4.0 million) in the fair value of these long-term held-to-maturity investments as of December 31, 2015.

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

The RMB depreciated by 4.22% against the U.S. dollar in 2015. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB3.5 billion (US$539.0 million) in the value of our U.S. dollar-denominated long-term loans payable and notes payable at December 31, 2015.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. The depositary’s corporate trust office at which the ADSs will be administered is located at 225 Liberty Street, 21st Floor, New York, New York 10286. The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 1,000 ADSs (or portion of 1,000 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

US$0.05 (or less) per ADS	• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS	• Any cash distribution to registered ADS holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to registered ADS holders

US$0.02 (or less) per ADS per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

Based upon that evaluation, our management has concluded that, as of December 31, 2015, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2015, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that each of Mr. William Decker and Mr. Brent Callinicos, an independent director (under the standards set forth in NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

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

	2014		2015
Audit fees(1)	US$	3,720,586	US$	3,673,825
Audit-related fees(2)	US$	—	US$	229,184
Tax fees(3)	US$	112,187	US$	52,355
All other fees(4)	US$	2,128	US$	—

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2014 and 2015, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	“Audit-related fees” means fees billed in year 2015 for professional services rendered by our principal auditors associated with certain due diligence projects.
(3)

“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning. In 2014 and 2015, the tax fees refer to fees paid to our principal auditors for reviewing the compliance of our tax documentation and providing tax advices.

(4)	“All other fees” means the aggregate fees billed in 2014 for our subscription of certain U.S. GAAP reading materials from our principal auditors.

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

On July 30, 2015, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1.0 billion of our ADSs or ordinary shares over 12 months from July 30, 2015 through July 29, 2016. The share repurchase program was publicly announced on July 30, 2015. On October 29, 2015, we announced the completion of share repurchase program, under which we repurchased approximately 6.0 million ADSs for approximately $1.0 billion.

The table below is a summary of the shares repurchased by us during 2015. No shares were repurchased during 2015 except during the months indicated and all shares were purchased in the open market pursuant to the share repurchase program announced in July 2015.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
July 30 – July 31	400,541	$174.73	400,541	$930,013,256
August 01 – August 31	5,636,711	$163.21	6,037,252	$10,018,916
September 01 – September 22	8	$137.18	6,037,260	$10,017,819
Total	6,037,260	$163.98	6,037,260	$10,017,819

On October 22, 2015, our board of directors authorized a second share repurchase program, under which we may repurchase up to US$2.0 billion of our ADSs or ordinary shares over 24 months from October 22, 2015 through October 21, 2017. The share repurchase program was publicly announced on October 29, 2015. We did not conduct any repurchase under this program in 2015.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2015. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

2.11	Form of 2.750% Notes due 2019 (incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on June 9, 2014)

Exhibit Number	Description of Document

2.12

Fourth Supplemental Indenture dated June 30, 2015 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on July 2, 2015)

2.13	Form of 3.00% Notes due 2020 (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on July 2, 2015)

2.14	Form of 4.125% Notes due 2025 (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on July 2, 2015)

4.1	2000 Option Plan (amended and restated effective December 16, 2008) (incorporated by reference to Exhibit 99.3 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

4.2	2008 Share Incentive Plan (incorporated by reference to Exhibit 99.4 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

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

4.12

Translation of the form of Operating Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.13

Translation of the form of Web Layout Copyright License Agreement between Baidu Online and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 5, 2008)

4.14

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

4.19

Translation of the Operating Agreement dated June 23, 2006 between Baidu Online, Beijing Perusal, Jiping Liu and Yazhu Zhang and the supplementary agreement dated April 22, 2010 (incorporated by reference to Exhibit 4.26 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.20

Translation of the Web Layout Copyright License Agreement dated June 23, 2006 between Baidu Online and Beijing Perusal (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.21

Translation of the Proxy Agreement dated June 23, 2006 among Jiping Liu, Yazhu Zhang and Baidu Online (incorporated by reference to Exhibit 4.28 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.22*	Translation of the Amended and Restated Equity Pledge Agreements between Baidu Online and Yazhu Zhang, and between Baidu Online and Jiping Liu, both dated December 16, 2015

4.23*

Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreements between Baidu Online, Jiping Liu and Beijing Perusal, and between Baidu Online, Yazhu Zhang and Beijing Perusal, both dated December 16, 2015

4.24

Translation of Irrevocable Powers of Attorney issued by Jiping Liu and Yazhu Zhang, the shareholders of Beijing Perusal, both dated June 23, 2006 (incorporated by reference to Exhibit 4.31 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

Exhibit Number	Description of Document

4.25*	Translation of the Amended and Restated Loan Agreements between Baidu Online and Jiping Liu and between Baidu Online and Yazhu Zhang, both dated December 16, 2015

4.26

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

4.30*	Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Zhixiang Liang, dated December 22, 2015

4.31*	Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreement between Baidu Online, Zhixiang Liang and BaiduPay, dated December 22, 2015

4.32

Translation of Irrevocable Power of Attorney issued by Zhixiang Liang, the individual shareholder of BaiduPay, dated April 23, 2012 (incorporated by reference to Exhibit 4.36 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.33*	Translation of the Amended and Restated Loan Agreement between Baidu Online and Zhixiang Liang, dated December 22, 2015

4.34

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

4.38

Translation of the supplementary agreement to the Loan Agreement by and among Robin Yanhong Li, Baidu Netcom and Baidu Online dated September 6, 2011 (incorporated by reference to Exhibit 4.65 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.39

Translation of the supplementary agreement to the Software License Agreement between Baidu Online and Baidu Netcom dated January 30, 2011 (incorporated by reference to Exhibit 4.68 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.40

Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and Baidu Netcom dated January 30, 2011 (incorporated by reference to Exhibit 4.69 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.41*	Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Robin Yanhong Li dated December 31, 2015

4.42*	Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Zhan Wang dated December 31, 2015

4.43

Translation of the Supplementary Agreement by and among Baidu Online, Baidu Netcom, Robin Yanhong Li and Zhan Wang dated September 6, 2011 (incorporated by reference to Exhibit 4.75 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.44*	Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreement among Baidu Online, Robin Yanhong Li and Baidu Netcom dated December 31, 2015

4.45*	Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreement among Baidu Online, Zhan Wang and Baidu Netcom dated December 31, 2015

4.46

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

4.51

Translation of Domain Name License Termination Agreement between Baidu Online and Baidu Netcom dated December 31, 2012 (incorporated by reference to Exhibit 4.78 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

Exhibit Number	Description of Document

4.52

Translation of Domain Name License Termination Confirmation between Baidu Online and Beijing Perusal dated December 31, 2012 (incorporated by reference to Exhibit 4.79 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.53

Translation of Trademark License Termination Agreement between Baidu Online and Baidu Netcom dated February 1, 2013 (incorporated by reference to Exhibit 4.80 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.54

Translation of Trademark License Termination Agreement between Baidu Online and Beijing Perusal dated February 1, 2013 (incorporated by reference to Exhibit 4.81 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.55

Translation of Trademark License Termination Agreement between Baidu Online and BaiduPay dated February 1, 2013 (incorporated by reference to Exhibit 4.82 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.56

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

4.58

Translation of the supplementary agreement to the Software License Agreement between Baidu Online and Baidu Netcom dated August 15, 2013 (incorporated by reference to Exhibit 4.65 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

4.59

Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and Beijing Perusal dated August 15, 2013 (incorporated by reference to Exhibit 4.66 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

4.60

Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and BaiduPay dated August 15, 2013 (incorporated by reference to Exhibit 4.67 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

4.61*	Translation of the Amended and Restated Loan Agreement between Baidu Online and Robin Yanhong Li dated December 31, 2015

4.62*	Translation of the Amended and Restated Loan Agreement between Baidu Online and Zhan Wang dated December 31, 2015

4.63

Loan Agreement between Baidu, Inc. and Bank of China, Los Angeles Branch dated December 9, 2014 (incorporated by reference to Exhibit 4.72 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.64

Loan Agreement between Baidu, Inc. and Bank of China, Los Angeles Branch dated December 9, 2014 (incorporated by reference to Exhibit 4.73 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

Exhibit Number	Description of Document

4.65

Share Exchange Agreement among Baidu, Inc., Baidu Holdings Limited and Ctrip.com International, Ltd. dated October 24, 2015 (incorporated by reference to Exhibit 2 of our Report on Schedule 13D filed with the Securities and Exchange Commission with respect to Ctrip.com International, Ltd. on November 5, 2015)

4.66

Standstill Agreement between Baidu, Inc. and Ctrip.com International, Ltd. dated October 26, 2015 (incorporated by reference to Exhibit 3 of our Report on Schedule 13D filed with the Securities and Exchange Commission with respect to Ctrip.com International, Ltd. on November 5, 2015)

4.67

Registration Rights Agreement between Baidu Holdings Limited and Ctrip.com International, Ltd. dated October 26, 2015 (incorporated by reference to Exhibit 4 of our Report on Schedule 13D filed with the Securities and Exchange Commission with respect to Ctrip.com International, Ltd. on November 5, 2015)

4.68*	Facility Agreement between Baidu, Inc. and Sumitomo Mitsui Banking Corporation dated July 17, 2015

4.69*	Facility Agreement between Baidu, Inc. and The HongKong And Shanghai Banking Corporation Limited dated August 25, 2015

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

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
Name:Robin Yanhong Li Title: Chairman and Chief Executive Officer

Date: April 8, 2016

BAIDU, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Baidu, Inc.

We have audited the accompanying consolidated balance sheets of Baidu, Inc. (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baidu, Inc. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Baidu, Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 8, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

April 8, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Baidu, Inc.

We have audited Baidu, Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Baidu, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Baidu, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Baidu, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015 of Baidu, Inc., and our report dated April 8, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

April 8, 2016

BAIDU, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2014	2015	2015
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		13,852,725	9,959,932	1,537,549
Restricted cash		413,010	95,997	14,819
Short-term investments	4	42,698,831	57,969,242	8,948,909
Accounts receivable, net of allowance of RMB93,877 and RMB189,563 (US$29,263) for 2014 and 2015, respectively	5	3,664,447	3,927,256	606,263
Amounts due from related parties	19	50	1,940,559	299,571
Other current assets, net	6	3,407,427	4,340,677	670,084

Total current assets		64,036,490	78,233,663	12,077,195

Non-current assets:
Fixed assets, net	7	8,705,364	10,627,127	1,640,546
Intangible assets, net	8	3,574,359	3,334,619	514,776
Goodwill	8	17,418,895	15,395,573	2,376,667
Long-term investments, net	4	3,544,923	37,958,591	5,859,797
Deferred tax assets, net	12	944,079	1,008,174	155,635
Amounts due from related parties	19	—	9,725	1,501
Other non-current assets		893,952	1,285,836	198,499

Total non-current assets		35,081,572	69,619,645	10,747,421

Total assets		99,118,062	147,853,308	22,824,616

LIABILITIES AND EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB9,813,366 and RMB14,739,528 (US$2,275,391) as of December 31, 2014 and 2015, respectively):	1
Short-term loans	10	93,000	100,000	15,437
Accounts payable and accrued liabilities	9	12,964,893	17,840,192	2,754,051
Customer advances and deposits		4,296,440	5,420,230	836,739
Deferred revenue		164,809	375,672	57,994
Deferred income		518,543	559,855	86,427
Long-term loans, current portion	10	2,167,405	974,820	150,486
Amounts due to related parties	19	8,385	785,945	121,329
Capital lease obligation		57,346	46,088	7,115

Total current liabilities		20,270,821	26,102,802	4,029,578

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB781,835 and RMB2,718,124 (US$419,606) as of December 31, 2014 and 2015, respectively):	1
Deferred income		39,626	17,413	2,688
Long-term loans	10	1,860,000	3,239,676	500,120
Notes payable	11	21,556,782	30,702,116	4,739,590
Deferred tax liabilities	12	1,143,821	3,441,290	531,245
Amounts due to related parties	19	8	—	—
Capital lease obligation		50,079	8,435	1,302
Other non-current liabilities		144,542	125,860	19,429

Total non-current liabilities		24,794,858	37,534,790	5,794,374

Total liabilities		45,065,679	63,637,592	9,823,952

Commitments and contingencies	14
Redeemable noncontrolling interests	15	1,894,502	3,947,879	609,447
Equity
Class A ordinary shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,613,315 shares and 27,113,541 shares issued and outstanding as at December 31, 2014 and 2015, respectively	16	12	12	2
Class B ordinary shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,492,921 shares and 7,492,921 shares issued and outstanding as at December 31, 2014 and 2015, respectively	16	3	3	—
Additional paid-in capital		3,650,601	6,402,349	988,352
Retained earnings	16	47,701,326	74,659,355	11,525,418
Accumulated other comprehensive income	16	(279,518)	(806,056)	(124,434)

Total Baidu, Inc. shareholders’ equity		51,072,424	80,255,663	12,389,338

Noncontrolling interests		1,085,457	12,174	1,879

Total equity		52,157,881	80,267,837	12,391,217

Total liabilities, redeemable noncontrolling interests and equity		99,118,062	147,853,308	22,824,616

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the Years Ended December 31,
	Notes	2013	2014	2015	2015
		RMB	RMB	RMB	US$
Revenues:
Online marketing services		31,802,219	48,495,215	64,037,006	9,885,610
Others		141,705	557,103	2,344,723	361,963

Total revenues		31,943,924	49,052,318	66,381,729	10,247,573

Operating costs and expenses:
Cost of revenues		(11,471,839)	(18,885,450)	(27,458,030)	(4,238,789)
Selling, general and administrative		(5,173,533)	(10,382,142)	(17,076,383)	(2,636,139)
Research and development		(4,106,832)	(6,980,962)	(10,175,762)	(1,570,867)

Total operating costs and expenses		(20,752,204)	(36,248,554)	(54,710,175)	(8,445,795)

Operating profit		11,191,720	12,803,764	11,671,554	1,801,778

Other income:
Interest income		1,308,542	1,992,818	2,362,632	364,728
Interest expense		(447,084)	(628,571)	(1,041,394)	(160,764)
Foreign exchange (loss) income, net		(48,379)	75,780	181,802	28,065
Income (loss) from equity method investments	4	22,578	(19,943)	3,867	597
Others, net	4	189,330	260,558	24,728,162	3,817,370

Total other income, net		1,024,987	1,680,642	26,235,069	4,049,996

Income before income taxes		12,216,707	14,484,406	37,906,623	5,851,774

Income taxes	12	(1,828,930)	(2,231,172)	(5,474,377)	(845,098)

Net income		10,387,777	12,253,234	32,432,246	5,006,676

Net loss attributable to noncontrolling interests		162,880	943,698	1,231,927	190,177

Net income attributable to Baidu, Inc.		10,550,657	13,196,932	33,664,173	5,196,853

Earnings per share for Class A and Class B ordinary shares:	17
Basic		300.66	374.88	954.56	147.36
Diluted		300.23	373.43	951.49	146.88
Earnings per ADS (1 Class A ordinary share equals 10 ADSs):	17
Basic		30.07	37.49	95.46	14.74
Diluted		30.02	37.34	95.15	14.69
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic		34,986,228	35,062,466	34,921,782	34,921,782
Diluted		35,036,346	35,198,474	35,034,470	35,034,470
Other comprehensive income (loss):	16
Foreign currency translation adjustment		185,389	(422,925)	(644,896)	(99,555)
Unrealized gains (losses) on available-for-sale investments, net of reclassification		11,467	(17,698)	294,559	45,472

Other comprehensive income (loss), net of tax		196,856	(440,623)	(350,337)	(54,083)

Comprehensive income		10,584,633	11,812,611	32,081,909	4,952,593

Comprehensive loss attributable to noncontrolling interests and redeemable noncontrolling interests		225,560	923,545	1,055,726	162,976

Comprehensive income attributable to Baidu, Inc.		10,810,193	12,736,156	33,137,635	5,115,569

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	10,387,777	12,253,234	32,432,246	5,006,676
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of fixed assets and computer parts	1,702,140	2,223,907	2,886,254	445,561
Gain on disposal of fixed assets	(16,051)	(24,395)	(24,233)	(3,741)
Amortization of intangible assets and licensed copyrights	949,850	1,748,387	2,974,658	459,208
Deferred income tax, net	330,636	(693,448)	2,260,739	348,998
Share-based compensation	514,727	962,740	1,387,118	214,134
Provision for doubtful accounts	39,137	77,472	246,878	38,111
Investment income	(1,103,361)	(1,932,046)	(2,709,222)	(418,232)
Net gain from step-acquisition and settlement of pre-existing relationship	—	(75,229)	—	—
Assets impairment	24,197	95,049	116,978	18,058
(Income) loss from equity method investments	(22,578)	19,943	(3,867)	(597)
Gain on disposal of subsidiaries	—	—	(24,435,554)	(3,772,200)
Other non-cash expenses	19,186	32,435	52,959	8,175
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Restricted cash	(151,435)	(51,077)	(1,555,178)	(240,078)
Accounts receivable	(773,787)	(1,462,086)	(868,564)	(134,083)
Other assets	(1,303,334)	(1,628,737)	(2,085,509)	(321,945)
Amounts due from related parties	(54)	370,970	(795,977)	(122,878)
Customer advances and deposits	866,620	1,313,806	1,468,595	226,712
Accounts payable and accrued liabilities	2,005,559	5,028,890	7,179,338	1,108,299
Deferred revenue	122,347	(61,790)	210,763	32,536
Deferred income	199,272	104,391	19,099	2,948
Amounts due to related parties	2,123	(365,241)	664,917	102,645

Net cash generated from operating activities	13,792,971	17,937,175	19,422,438	2,998,307

Cash flows from investing activities:
Acquisition of fixed assets	(2,756,629)	(4,827,163)	(5,229,616)	(807,314)
Acquisition of computer parts	(12,194)	(4,302)	(20,634)	(3,185)
Proceeds from disposal of fixed assets	18,476	20,422	33,271	5,136
Acquisition of businesses, net of cash acquired (Note 3)	(13,201,126)	(328,891)	(332,679)	(51,357)
Disposal of subsidiaries and business	—	—	(3,541,228)	(546,671)
Acquisition of intangible assets	(909,717)	(1,563,746)	(2,492,855)	(384,830)
Capitalization of software costs	(2,448)	—	(31,351)	(4,840)
Purchases of held-to-maturity investments	(30,441,279)	(55,356,781)	(50,207,364)	(7,750,681)
Sales and maturities of held-to-maturity investments	29,562,045	37,449,747	51,961,778	8,021,516
Purchases of available-for-sale investments	(53,921,661)	(78,033,523)	(126,155,824)	(19,475,103)
Sales and maturities of available-for-sale investments	48,947,811	81,931,252	110,652,993	17,081,880
Purchases of other long-term investments	(350,361)	(1,777,331)	(5,940,309)	(917,026)
Sales of other long-term investments	—	22,362	23,141	3,572
Cash distribution from long-term investments	4,143	180	8,233	1,271

Net cash used in investing activities	(23,062,940)	(22,467,774)	(31,272,444)	(4,827,632)

BAIDU, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Restricted cash (served) released as collateral for borrowings	—	(102,400)	102,400	15,808
Proceeds from issuance of subsidiaries’ shares	1,397,283	1,846,819	3,527,945	544,621
Payments to acquire subsidiaries’ shares from noncontrolling interests	(259,879)	(622,961)	—	—
Proceeds from short-term loans	—	92,432	100,000	15,438
Repayment of short-term loans	(47,200)	—	(84,850)	(13,099)
Proceeds from long-term loans	2,144,450	1,807,646	2,161,701	333,709
Repayment of long-term loans	(2,144,450)	(347,659)	(2,173,010)	(335,455)
Payment of dividends by a subsidiary to noncontrolling interests	—	(337,964)	—	—
Proceeds from issuance of notes payable	6,111,200	6,188,232	10,406,115	1,606,427
Payment of capital lease obligation	(36,629)	(72,817)	(58,837)	(9,083)
Payment of debt issuance costs	(39,400)	(32,216)	(51,624)	(7,969)
Repurchase of ordinary shares	—	—	(6,376,964)	(984,434)
Proceeds from exercise of share options	156,307	192,848	225,156	34,758

Net cash generated from financing activities	7,281,682	8,611,960	7,778,032	1,200,721

Effect of exchange rate changes on cash and cash equivalents	(200,548)	79,567	179,181	27,661

Net (decrease) increase in cash and cash equivalents	(2,188,835)	4,160,928	(3,892,793)	(600,943)

Cash and cash equivalents at beginning of the year	11,880,632	9,691,797	13,852,725	2,138,492

Cash and cash equivalents at end of the year	9,691,797	13,852,725	9,959,932	1,537,549

Supplemental disclosures:
Interests paid	302,055	592,759	867,039	133,848
Income taxes paid	1,656,513	2,798,040	2,763,119	426,552

Non-cash investing and financing activities:
Capital lease obligation	45,554	94,336	6,081	939
Acquisition of fixed assets included in accounts payable and accrued liabilities	787,154	1,131,870	1,028,171	158,722
Acquisition of other non-current assets included in accounts payable and accrued liabilities	40,303	39,437	44,215	6,826
Non-cash acquisitions of investments	—	75,229	24,431,441	3,771,565

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares)

	Attributable to Baidu, Inc.					Noncontrolling interests	Total shareholders’ equity
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2012	34,965,710	15	2,095,273	24,038,219	(78,278)	126,613	26,181,842
Net income	—	—	—	10,550,657	—	(101,023)	10,449,634
Other comprehensive income (loss)	—	—	—	—	259,536	(7,260)	252,276
Business combination	—	—	—	—	—	427,813	427,813
Reclassification of redeemable noncontrolling interests	—	—	—	—	—	888,934	888,934
Acquisition of a subsidiary’s shares from noncontrolling shareholders	—	—	(138,439)	—	—	—	(138,439)
Accretion of redeemable noncontrolling interests	—	—	—	(31,799)	—	—	(31,799)
Exercise of share-based awards	64,663	—	167,127	—	—	850	167,977
Share-based compensation	—	—	485,185	—	—	20,468	505,653
Issuance of subsidiary shares	—	—	448,996	—	—	883,940	1,332,936

Balances at December 31, 2013	35,030,373	15	3,058,142	34,557,077	181,258	2,240,335	40,036,827

Net income	—	—	—	13,196,932		(943,698)	12,253,234
Other comprehensive income (loss)	—	—	—	—	(460,776)	20,153	(440,623)
Business combination	—	—	—	—	—	150,000	150,000
Acquisition of subsidiaries’ redeemable shares from noncontrolling shareholders	—	—	(406,285)	—	—	(216,676)	(622,961)
Accretion of redeemable noncontrolling interests	—	—	—	(52,683)	—	—	(52,683)
Dividends distribution by a subsidiary	—	—	—	—	—	(337,964)	(337,964)
Exercise of share-based awards	75,863	—	199,773	—	—	8,033	207,806
Share-based compensation	—	—	798,971	—	—	160,274	959,245
Issuance of subsidiary shares	—	—	—	—	—	5,000	5,000

Balances at December 31, 2014	35,106,236	15	3,650,601	47,701,326	(279,518)	1,085,457	52,157,881

Net income	—	—	—	33,664,173	—	(1,231,927)	32,432,246
Other comprehensive income (loss)	—	—	—	—	(526,538)	34,130	(492,408)
Business combination	—	—	3,384	—	—	7,551	10,935
Issuance of subsidiary shares			975,679			959,391	1,935,070
Issuance of convertible notes by a disposed subsidiary			278,316			281,259	559,575
Exercise of share-based awards	103,952	—	254,003	—	—	24,571	278,574
Share-based compensation	—	—	1,240,366	—	—	143,355	1,383,721
Accretion of redeemable noncontrolling interests	—	—	—	(329,180)	—	—	(329,180)
Repurchase and retirement of ordinary shares	(603,726)	—	—	(6,376,964)		—	(6,376,964)
Disposal of subsidiaries	—	—	—	—	—	(1,291,613)	(1,291,613)

Balances at December 31, 2015	34,606,462	15	6,402,349	74,659,355	(806,056)	12,174	80,267,837

Balances at December 31, 2015, in US$		2	988,352	11,525,418	(124,434)	1,879	12,391,217

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

1.     ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS

Baidu, Inc. (“Baidu” or the “Company”) was incorporated under the laws of the Cayman Islands on January 18, 2000.

As of December 31, 2015, the Company has subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Hong Kong, Japan, Cayman Islands and British Virgin Islands (“BVI”). As of December 31, 2015, the Company also effectively controls a number of variable interest entities (“VIE”) through the Primary Beneficiaries, as defined below. The VIEs include:

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

The Company, its subsidiaries, VIEs and subsidiaries of the VIEs are hereinafter collectively referred to as the “Group”. The Group offers internet search solutions and online marketing solutions, operates an online payment platform which enables users to make payments online, develops and markets scalable web/mobile application software and provides related services, offers transaction services and conducts online advertising business through online video contents broadcasting. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own, but conducts its primary business operations through its subsidiaries and VIEs in the PRC.

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

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Primary Beneficiaries and the VIEs through the aforementioned agreements with the shareholders of the VIEs. The shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Primary Beneficiaries. In addition, through the other exclusive agreements, which consist of operating agreements, technology consulting and services agreements and license agreements, the Primary

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

Beneficiaries, by themselves or their wholly-owned subsidiaries in the PRC, demonstrate their ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of the VIEs. The VIEs are subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, the Company consolidates the VIEs as required by SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) topic 810 (“ASC 810”), Consolidation, because the Company holds all the variable interests of the VIEs through the Primary Beneficiaries.

Unrecognized revenue-producing assets held by the VIEs include certain internet content provisions and other licenses, domain names and trademarks. The internet content provisions and other licenses, which are held by the VIEs that provide the relevant services, are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company’s operations.

The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the Primary Beneficiaries are further described below.

Loan Agreements

Pursuant to loan agreements amongst the shareholders of Baidu Netcom and Baidu Online, Baidu Online provided interest-free loans with an aggregate amount of RMB890.00 million to the shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with the proceeds from sale of the shareholders’ equity interest in Baidu Netcom to Baidu Online or its designated person. The terms of the loan agreements will expire on December 30, 2025 at the earliest and can be extended with the written consent of both parties before its expiration.

Each of the loan agreements amongst Baidu Online and the respective shareholders of Beijing Perusal and BaiduPay contains the same terms as those described above, except that the amount of the loans extended to the respective shareholders is RMB1.26 billion and RMB90.00 million, respectively. The term of the loan agreements will expire on December 15, 2025 and December 21, 2025, respectively, and can be extended with the written consent of both parties before its expiration.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

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

The equity pledges of Baidu Netcom and Beijing Perusal described above are in the process of perfecting by registration with the relevant local administration for industry and commerce as required for a property right under the PRC Property Rights Law due to recent increase in registered capital of these entities.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

The following tables set forth the assets, liabilities, results of operations, and changes in cash and cash equivalents of the VIEs and their subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive income:

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
	(In thousands)
Assets
Current
Cash and cash equivalents	2,250,298	4,723,964	729,254
Accounts receivable, net	2,744,793	2,881,902	444,889
Others	3,665,314	6,075,006	937,819

	8,660,405	13,680,872	2,111,962
Non-current
Fixed assets, net	1,796,162	1,829,170	282,375
Others	2,157,922	4,641,014	716,449

	3,954,084	6,470,184	998,824

Total	12,614,489	20,151,056	3,110,786

Third-party liabilities
Current
Accounts payable and accrued liabilities	6,073,083	10,680,518	1,648,788
Customer advances and deposits	802,362	1,367,536	211,111
Others	2,937,921	2,691,474	415,492

	9,813,366	14,739,528	2,275,391
Non-current	781,835	2,718,124	419,606

Total	10,595,201	17,457,652	2,694,997

Inter-company liabilities
Inter-company payable to subsidiaries for technology consulting and service fees	1,479,423	2,702,300	417,163
Others	889,530	1,131,024	174,600

Total	2,368,953	3,833,324	591,763

	For the years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(In thousands)
Total revenues	9,040,058	13,166,712	20,668,198	3,190,620
Net loss	(248,664)	(352,125)	(4,398,409)	(678,997)
Net cash provided by operating activities	1,354,802	1,392,039	3,563,049	550,040
Net cash used in investing activities	(1,303,612)	(2,430,505)	(7,024,700)	(1,084,427)
Net cash provided by financing activities	595,132	1,778,444	5,935,317	916,255

As of December 31, 2015, there was no pledge or collateralization of the VIEs’ assets. The amount of the net liabilities of the VIEs was RMB1.14 billion (US$175.97 million) as of December 31, 2015. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Primary Beneficiaries in normal

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

course of business. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented.

Basis of Presentation

The consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and subsidiaries of the VIEs. All inter-company transactions and balances between the Company, its subsidiaries, VIEs and subsidiaries of the VIEs are eliminated upon consolidation. The Company included the results of operations of acquired businesses from the respective dates of acquisition.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the accounts receivable allowances, fair values of options to purchase the Company’s or its subsidiaries’ ordinary shares, fair values of certain debt and equity investments, amortization and impairment of licensed copyrights, impairment of long-lived assets, long-term investments and goodwill, the purchase price allocation and fair value of noncontrolling interests with respect to business combinations and acquisition of equity method investees, and deferred tax valuation allowance, among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Comparative Information

Certain items in the consolidated financial statements have been adjusted to conform with the current year’s presentation to facilitate comparison.

Currency Translation for Financial Statements Presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.4778 per US$1.00 on December 31, 2015, the last business day in fiscal year 2015, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

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

Segment Reporting

The Company historically had only one single reportable segment because the Company’s chief operating decision maker (“CODM”) formerly relied on the consolidated results of operations when making decisions on allocating resources and assessing performance of the Company. Beginning in the quarter ended June 30, 2015, the Company changed its reportable segments as a result of significant growth in the Company’s operations and expansion of services to multiple businesses in recent years. The Company’s chief executive officer, who has been identified as the CODM, now reviews the operating results of different service lines in order to allocate resources and assess the Company’s performance. Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC topic 280 (“ASC 280”), Segment Reporting. The Company restated the presentation of its reportable segments for prior years to conform with the current year’s presentation.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

Cash and Cash Equivalents

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and investments in interest bearing demand deposit accounts, time deposits, highly liquid investments and money market funds with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value.

Restricted cash

Restricted cash mainly consists of the cash reserved in escrow accounts for the remaining payments in relation to compensation for post-combination services, cash collateral for repayment of short-term loans (Note 10), as well as the cash balances deposited by users or customers of the Group that were held for designated purposes.

The cash balances deposited by users or customers of the Group for certain businesses are considered restricted because they cannot be used for the operations of the Group or any other purposes not designated by the users or customers. The deposited balance is included in the Group’s bank accounts until being used for the designated purposes or withdrawn by the users or customers.

Accounts Receivable

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The Company generally does not require collateral from its customers.

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

Receivables from Online Payment Agencies

Receivables from online payment agencies are cash due from the third-party online payment service providers for clearing transactions. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Company. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers used. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off after all collection efforts have been exhausted. As of December 31, 2014 and 2015, no allowance for doubtful accounts was provided for the receivables from online payment agencies.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

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

The securities that the Company has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320. When the Company intends to sell an impaired debt security or it is more-likely-than-not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When the Company does not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, the Company must determine whether or not it will recover its amortized cost basis. If the Company concludes that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

Long-term investments

The Company’s long-term investments consist of cost method investments, equity method investments, held-to-maturity investments with original and remaining maturities of greater than 12 months, and available-for-sale investments.

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, the Company carries at cost its investments in investees which do not have readily determinable fair value and the Company does not have significant influence. The Company only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investments-Equity Method and Joint Ventures. Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of its investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Company will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. If the Company is not required to advance additional funds to an investee and the equity-method investment in ordinary shares is reduced to zero, the Company would recognize losses based on its percentage of the investment with the same liquidation preference for further investments made with a higher liquidation preference than ordinary shares. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference. The Company evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Long-term held-to-maturity investments and long-term available-for-sale investments are measured in the same manner as short-term held-to-maturity investments and short-term available-for-sale investments, respectively.

Fair Value Measurements of Financial Instruments

Financial instruments are in the form of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from and due to related parties, other receivables, long-term investments, short-term loans, accounts payable and accrued liabilities, customer advances and deposits, derivative instruments, capital lease obligation, notes payable and long-term loans. The carrying amounts of these financial instruments, except for long-term cost method investments, long-term equity method investments, long-term available-for-sale investments, long-term held-to-maturity investments, derivative instruments, notes payable and long-term loans, approximate their fair values because of their generally short maturities. Available-for-sale investments and derivative instruments were adjusted to fair value at each reporting date. The carrying amounts of long-term held-to-maturity investments and long-term loans approximate their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities. The fair value of notes payable is either extracted directly from the quoted market price or evaluated using an equivalent market interest rate for a similar bond without a conversion option with the assistance of a third party valuation firm.

Research, Development and Computer Software

Capitalization of software developed for internal use

The Company capitalized certain internal use software development costs in accordance with ASC subtopic 350-40 (“ASC 350-40”), Intangibles-Goodwill and Other: Internal-Use Software, amounting to RMB2.68 million, nil and RMB32.73 million (US$5.05 million) for the years ended December 31, 2013, 2014 and 2015, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly include payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are included in “Intangible assets, net”. The amortization expense for capitalized

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

software costs amounted to RMB31.65 million, RMB28.24 million and RMB13.24 million (US$2.04 million) for the years ended December 31, 2013, 2014 and 2015, respectively. The unamortized amount of capitalized internal use software development costs was RMB13.24 million and RMB32.73 million (US$5.05 million) as of December 31, 2014 and 2015, respectively.

Research and development expenses

Research and development expenses consist primarily of personnel-related costs. The Company expensed substantially all development costs incurred in the research and development of new products and new functionality added to the existing products except for certain internal use software development costs.

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

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest costs capitalized for the years ended December 31, 2013, 2014 and 2015 were insignificant.

Licensed Copyrights of Video Content

The current and non-current portions of licensed copyrights of video content are recorded in “Other current assets, net” or “Intangible assets, net”, respectively, at the lower of amortized cost or net realizable value. In

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

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

As of December 31, 2014, the Company had three reporting units, consisting of Qunar Cayman Islands Limited (“Qunar”), its online video business (“iQiyi”), and the rest of the Group. Immediately upon the change in segment reporting in the quarter ended June 30, 2015, there were four reporting units representing core search business (“Search Services”), Qunar, iQiyi, and other online-to-offline e-commence initiatives (“Transaction Services”) excluding Qunar. The goodwill was reassigned to the reporting units affected using a relative fair value allocation approach. However, as more fully described in Note 4, subsequent to the share exchange transaction with Ctrip.com International, Ltd. (“Ctrip”) the Company no longer controls Qunar. Accordingly, Qunar was no longer a reporting unit and the goodwill balance related to Qunar was derecognized. As a result, there were three reporting units as of December 31, 2015.

The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC subtopic 350-20 (“ASC 350-20”), Intangibles-Goodwill and Other: Goodwill. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

The Company performed a qualitative assessment for the Search Services and Transaction Services. Based on the requirements of ASC 350-20, the Company evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of each of the

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

reporting unit, and further impairment testing on goodwill was unnecessary as of December 31, 2015. The Company elected to assess goodwill for impairment using the two-step process for iQiyi. The fair value of iQiyi exceeded its carrying amount, and therefore goodwill related to this reporting unit was not impaired and the Company was not required to perform further testing.

Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization. Land use rights are amortized using a straight-line method over the shorter of their estimated economic lives or the terms of related land use right contracts. All other intangible assets with finite lives except for the sublicensing rights obtained from barter transactions are amortized using the straight-line method over the estimated economic lives.

Intangible assets have weighted average economic lives from the date of purchase as follows:

Land use rights	– 50 years
Customer relationships	– 3.3 years
Software	– 4.0 years
Trademarks	– 9.6 years
User list	– 3.5 years
Licensed copyrights of video contents	– 2.8 years
Others	– 5.8 years

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

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

Other performance-based online marketing services

To the extent the Company provides online marketing services based on performance criteria other than cost-per-click, such as the number of successful reservation of hotels or issuance of air tickets, the number of downloads (and user registration) of mobile applications, the number of incremental end users and the total incremental revenue generated, revenue is recognized when the specified performance criteria are met together with satisfaction of other applicable revenue recognition criteria as prescribed by ASC 605.

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

Revenue-sharing services

Online game services

The Company operates online game platforms on which registered users can access games provided by third-party game developers. The rights and obligations of each party to the arrangement indicate that the Company is acting as an agent because the game developer is the primary obligor in the arrangement in accordance with ASC subtopic 605-45 (“ASC 605-45”), Revenue Recognition: Principal Agent Consideration. The Company recognizes the shared revenue from these online promotional services, on a net basis, based on the ratios pre-determined with the online game developers when all the revenue recognition criteria set forth in ASC 605 are met, which is generally when the user purchases virtual currencies issued by the game developers.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

Services provided by Baidu Nuomi

The Company generates revenue from services as a marketing agent by offering goods and services provided by third-party merchant partners at a discount through the website or mobile application that connects merchants to users. The Company presents revenue on a net basis, representing the amount billed to registered users less the amount paid to merchants, in accordance with ASC 605-45. The Company acts as an agent rather than as the principal in the delivery of the products or services as it does not assume the risks and rewards of ownership of products nor is it responsible for the actual fulfillment of services. Both of these are the responsibilities of the merchants. The Company recognizes revenue when all of the criteria prescribed in ASC 605 are met, which is generally when the merchants provide the services or when the products are delivered to the users. Since the Company’s paying users have the ability to request for a full refund before redemption for the products or services offered by the merchants, the underlying sale from which the Company earns the related commission revenue as an agent is not culminated until its paying users actually redeem.

Takeout delivery services

The Company generates revenue from takeout delivery services as a marketing agent by offering foods, drinks and snacks provided by third-party merchant partners at a discount through the website or mobile application that connects merchants to users. The Company presents revenue on a net basis, representing the amount billed to registered users less the amount paid to merchants, in accordance with ASC 605-45. The Company acts as an agent rather than as the principal in the delivery of the products or services as it does not assume the risks and rewards of ownership of products nor is it responsible for the actual fulfillment of services. Both of these are the responsibilities of the merchants. The Company recognizes revenue when all of the criteria prescribed in ASC 605 are met, which is generally when the foods, drinks or snacks are delivered to the users.

The Company also provides delivery services and charges a fee to users if the merchants do not provide such services. The Company recognizes delivery fees from users as part of its takeout delivery services revenue. The costs for providing the delivery services are included in cost of revenues.

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

Barter transactions

Nonmonetary exchanges of licensed copyrights of video contents

The Company enters into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies (“OVBC”) from time to time. The exchanged licensed copyrights provide rights for each respective party only to broadcast the licensed copyrights received on its own website; meanwhile, each party retains the right to continue broadcasting and/or sublicense the rights to the content it surrendered in the exchange. The Company accounts for these nonmonetary exchanges in accordance with ASC topic 845 (“ASC 845”), Nonmonetary Transactions, and records the transaction based on the fair value of the asset surrendered.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

The Company estimates the fair value of the contents surrendered by deriving an “average transaction price” using actual cash sublicensing transactions for the same content with comparable counterparties, when available. The comparability of counterparties is assessed based on a number of factors, including relative size and scale, as well as market share of online viewership traffic they generate. In instances when the Company does not have actual cash sublicensing transactions for the same content as reference points, the estimates of fair value of the content surrendered is derived using an average transaction price of cash sub-licenses of content that is similar in nature with comparable counterparties. To assess whether the content is similar in nature to the bartered content, the Company considers, amongst others, (i) the type and the popularity of content (i.e. movie, television series); (ii) the geographic origination source of the content; and (iii) the unique visitor statistics for each OVBC.

The attributable cost of the barter transaction is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright, computed using the individual-film-forecast-computation method in accordance with ASC topic 926 (“ASC 926”), Entertainment—Films. The Company recognized barter sublicensing revenues of RMB366.25 million (US$56.54 million) and the related cost of RMB277.82 million (US$42.89 million) for the year ended December 31, 2015. The barter sublicensing revenues and the related cost of barter sublicensing revenues were insignificant for the years ended December 31, 2013 and 2014.

Other nonmonetary exchanges

The Company engages in certain barter transactions other than licensed copyrights of video contents from time to time and in such situations follows the guidance set forth in ASC 845. While nonmonetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, or the transaction lacks commercial substance, or the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange, the transaction is recognized based on the carrying value of the product or services provided. The Company also engages in certain advertising barter transactions and follows the guidance set forth in ASC subtopic 605-20 (“ASC 605-20”), Revenue Recognition: Services. The advertising barter transactions generally are recorded at fair value. If the fair value of the advertising surrendered in the barter transaction is not determinable within required limits, the barter transaction is recorded based on the carrying amount of the advertising surrendered, which likely to be zero. The amount of revenues recognized for barter transactions other than licensed copyrights of video contents was insignificant for each of the years presented.

Other revenue recognition related policies

In accordance with ASC subtopic 605-25 (“ASC 605-25”), Revenue Recognition: Multiple-Deliverable Revenue Arrangements, for arrangements that include multiple deliverables, primarily for advertisements to be displayed in different spots, placed under different forms and occur at different time, the Company would evaluate all the deliverables in the arrangement to determine whether they represent separate units of accounting. For the arrangements with deliverable items to be considered a separate unit of accounting, the Company allocates the total consideration of the arrangements based on their relative selling price, with the selling price of each deliverable determined using vendor-specific objective evidence (“VSOE”) of selling price, third-party evidence (“TPE”) of selling price, or management’s best estimate of the selling price (“BESP”), and recognizes revenue on a periodic basis during the arrangements when each deliverable is provided. The Company considers all reasonably available information in determining the BESP, including both market and entity-specific factors. For the arrangements with deliverable items to be determined as a single unit of accounting due to lack of value on a standalone basis or a contingent revenue feature, the Company recognizes the revenue at the point of last deliverable item has been provided.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

The Company delivers some of its online marketing services to end customers through engaging third-party distributors. In this context, the Company may provide cash incentives to distributors. The cash incentives are accounted for as reduction of revenue in accordance with ASC subtopic 605-50 (“ASC 605-50”), Revenue Recognition: Customer Payments and Incentives.

The Company provides sales incentives to customers which entitle them to receive reductions in the price of the online marketing services by meeting certain cumulative consumption requirements. The Company accounts for these award credits granted to customers in conjunction with a current sale of products or services as a multiple-element arrangement by analogy to ASC 605-25. The consideration allocated to the award credits, as deferred revenue, is based on the assumption that the customer will purchase the minimum amount of future service necessary to obtain the maximum award credits available. The deferred revenue is recognized as revenue proportionately as the future services are delivered to the customer or when the award credits expire.

The Company provides coupons and credits to the end users in certain businesses, including services provided by Baidu Nuomi and takeout delivery services, for expanding market share. The coupons and credits can be used to reduce the purchase price or to redeem for gifts. Coupons issued to end users as a result of a concurrent sale are recognized as reduction of corresponding revenue in accordance with ASC 605-50. Coupons issued to end users for free and without concurrent sales are recognized as advertising and promotional expenses upon the actual usage of the coupons. Credits provided to end users for redeeming gifts in the future are accrued as advertising and promotional expenses upon issuance.

Cash received in advance from customers is recorded as customer advances and deposits. The unused cash balances remaining in the customers’ accounts are included as liabilities of the Company. Deferred revenue is recorded when services are provided before the other revenue recognition criteria set forth in ASC 605 are fulfilled.

Cost of Revenues

Cost of revenues consists primarily of sales taxes (including business tax and value-added tax) and surcharges, traffic acquisition costs, bandwidth costs, depreciation, content costs, payroll and related costs of operations.

The Company incurs sales taxes and surcharges in connection with the provision of online marketing services, technical and consultative service fees charged by its subsidiaries to VIEs and other taxable services in the PRC. In accordance with ASC 605-45, the Company includes the sales tax and surcharges incurred on its online marketing revenues in cost of revenues. The sales tax and surcharges in cost of revenues for the years ended December 31, 2013, 2014 and 2015 were RMB2.33 billion, RMB3.60 billion and RMB4.64 billion (US$716.29 million), respectively. Traffic acquisition costs represent the amounts paid or payable to Baidu Union members who direct search queries to the Company’s websites or distribute the Company’s customers’ paid links through their properties. These payments are primarily based on revenue sharing arrangements under which the Company pays its Baidu Union members and other business partners a percentage of the fees it earns from its online marketing customers.

Advertising and Promotional Expenses

Advertising and promotional expenses, including advertisements through various forms of media and kinds of marketing and promotional activities, are included in “Selling, general and administrative expense” in the consolidated statements of comprehensive income and are expensed when incurred. Advertising and promotional

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

expenses for the years ended December 31, 2013, 2014 and 2015 were RMB2.11 billion, RMB4.93 billion and RMB9.80 billion (US$1.51 billion), respectively.

Government Subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government subsidies, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies of non-operating nature with no further conditions to be met are recorded as non-operating income in “Other income, net” when received. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as operating income when the conditions are met.

Leases

Leases are classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as capital leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

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

The Company applies the provisions of ASC topic 740 (“ASC 740”), Income Taxes, in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2013, 2014 and 2015, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

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

Forfeitures are estimated based on historical experience and are periodically reviewed. Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modified awards”). The compensation costs associated with the modified awards are

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

recognized if either the original vesting condition or the new vesting condition is achieved. Total recognized compensation cost for the awards is at least equal to the fair value of the awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modified awards, the Company recognizes share-based compensation over the vesting periods of the new options, which comprises, (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (ii) any unrecognized compensation cost of original award, using either the original term or the new term, whichever results in higher expenses for each reporting period.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

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

When a loss contingency is not both probable and estimable, the Company does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Company discloses an estimate of the loss or range of loss, if such estimate can be made and material, or states that such estimate is immaterial if it can be estimated but immaterial, or discloses that an estimate cannot be made. The assessment of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involves complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties and long-term held-to-maturity investments. As of December 31, 2015, the Company has RMB69.90 billion (US$10.79 billion) in cash and cash equivalents, restricted cash, short-term investments and long-term held-to-maturity investments, 95.30% and 4.70% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. The Company’s total cash and cash equivalents, restricted cash, short-term investments and long-term held-to-maturity investments held at China Merchants Bank, Bank of China and China Construction Bank exceeded 10%, representing 28.40%, 24.31% and 10.14% of the Company’s total cash and cash equivalents, restricted cash, short-term investments and long-term held-to-maturity investments as of December 31, 2015, respectively.

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. The Company does not foresee substantial credit risk with respect to cash and cash equivalents, restricted cash and short-term investments held at the PRC state-owned banks. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to what was the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Company selected reputable international financial institutions with high rating rates to place its foreign currencies. The Company regularly monitors the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers and agents in China, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company performs on its

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

customers and its ongoing monitoring process of outstanding balances. The Company maintains reserves for estimated credit losses and these losses have generally been within its expectations. As of December 31, 2015, the Company had no single customer with a receivable balance exceeding 10% of the total accounts receivable balance.

No customer or any Baidu Union member generated greater than 10% of total revenues in any of the years presented.

Amounts due from related parties are typically unsecured and repayable on demand. In evaluating the collectability of the amounts due from related parties balance, the Company considers many factors, including the related parties’ repayment history and their credit-worthiness. An allowance for doubtful accounts is made when collection of the full amount is no longer probable.

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

Currency convertibility risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and RMB, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, short-term investments, long-term investments and notes payable denominated in the US$. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The appreciation of the US$ against RMB was approximately 4.40% in 2015. Most of revenues and costs of the Company are denominated in RMB, while a portion of cash and cash equivalents, short-term financial assets, investments and notes payable are denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in US$.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

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

Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Company is currently evaluating the timing of its adoption and the impact of adopting the new revenue standard on its consolidated financial statements and considering additional disclosure requirements.

In April 2015, the FASB issued ASU No. 2015-03 (“ASU 2015-03”), Interest – Imputation of Interest. ASU 2015-03 requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. ASU 2015-03 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. The Company early adopted ASU 2015-03 on a retrospective basis. The balance sheet of each individual period presented was adjusted to reflect the period-specific effects of applying ASU 2015-03. The impact of the adoption of ASU 2015-03 for each year presented was insignificant.

In September 2015, the FASB issued ASU No. 2015-16 (“ASU 2015-16”), Business Combinations (Topic 805) Simplifying the Accounting for Measurement – Period Adjustments. ASU 2015-16 requires the acquirer to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, ASU 2015-16 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of ASU 2015-16 will have a significant impact on the consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes by

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company early adopted ASU 2015-17 in the fourth quarter of 2015 on a retrospective basis. The adoption of ASU 2015-17 resulted in a decrease of RMB684.95 million (US$105.74 million) to current deferred tax assets and a corresponding increase to noncurrent deferred tax asset on the consolidated balance sheet as of December 31, 2014.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3.    BUSINESS COMBINATIONS

Business Combinations in 2015:

During the year ended December 31, 2015, the Company completed two business combinations, which the Company expected to complement its existing businesses and achieve significant synergies. The total purchase consideration was RMB331.95 million (US$51.24 million). The acquired entities were considered insignificant, both individually and in aggregate. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition.

Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, individually and in the aggregate, were not significant to the Company’s consolidated results of operations.

Business Combinations in 2014:

During the year ended December 31, 2014, the Company completed several business combinations, which the Company expected to complement its existing businesses and achieve significant synergies. The acquired entities were considered insignificant, both individually and in aggregate. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

The Company completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed and the fair value of noncontrolling interests, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition dates. The following table summarizes the estimated aggregate fair values of the assets acquired, liabilities assumed and the noncontrolling interests as of the respective dates of acquisition:

RMB
(In thousands)
Purchase consideration	398,410
Net assets acquired, excluding intangible assets and the related deferred tax liabilities	(95,961)
Intangible assets, net	249,452
Deferred tax liabilities, non-current	(67,945)
Pre-existing equity interests	(91,677)
Noncontrolling interests	(150,000)
Goodwill	554,541

Goodwill, which is not tax deductible, is primarily attributable to the synergies expected to be achieved from the acquisitions.

Business Combinations in 2013:

Acquisition of 91 Wireless

On October 1, 2013, the Company acquired 100% of the outstanding ordinary shares of 91 Wireless Websoft Limited (“91 Wireless”), a leading Chinese mobile application marketplaces and mobile games operator, with which the Company expected to enhance its ability and market share in the mobile online marketing business. The results of 91 Wireless’s operations have been included in the Company’s consolidated financial statements since October 1, 2013.

Among the total purchase consideration, US$1.83 billion was paid upon the consummation of the acquisition and US$10.00 million was deposited in an escrow account in case of any breach of the representations and warranties made upon the acquisition or indemnifiable loss incurred, if any, such as claims, damages or penalties. The escrowed amount will be released and transferred to the original shareholders after a period of 18 months from the acquisition date. The remaining of the consideration represented the settlement of the pre-existing relationships between the Company and 91 Wireless, which was insignificant.

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

RMB
(In thousands)
Purchase consideration	11,196,235
Net assets acquired, excluding intangible assets and the related deferred tax liabilities	483,341
Intangible assets, net	1,146,300
Deferred tax liabilities, non-current	(278,346)
Goodwill	9,844,940

Goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition. The synergies are mainly attributable to the enhancement of the Company’s leading position on the rapidly emerging mobile area, especially the distribution of applications for mobile devices, which could better

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

promote the Company’s products, reduce costs and expenses by sharing the infrastructure, distribution channel and common research and development results, and further foster an ecosystem with better user experience for mobile products, stronger user loyalty, and greater value for both customers and developers that enhance the Company’s monetization ability on the emerging mobile markets.

Other acquisitions

The Company also completed other business combinations during 2013, which the Company expected to complement its existing businesses and achieve significant synergies. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition.

The Company completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed and the fair value of noncontrolling interests, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition dates. The following table summarizes the estimated aggregate fair values of the assets acquired, liabilities assumed and the noncontrolling interests as of the respective dates of acquisition:

RMB
(In thousands)
Purchase consideration	3,865,378
Net assets acquired, excluding intangible assets and the related deferred tax liabilities	467,159
Intangible assets, net	796,415
Deferred tax liabilities, non-current	(112,233)
Noncontrolling interests	(427,813)
Goodwill	3,141,850

Goodwill, which is not tax deductible, is primarily attributable to the synergies expected to be achieved from the acquisitions.

4.    INVESTMENTS

Short-term Investments

As of December 31, 2015, all of the short-term held-to-maturity investments were time deposits in commercial banks with a maturity of less than one year. The short-term available-for-sale investments are debt securities with a maturity of less than one year purchased from commercial banks and other financial institutions, and equity securities of a publicly listed company.

During the years ended December 31, 2013, 2014 and 2015, the Company recorded interest income from its short-term investments of RMB1.07 billion, RMB1.81 billion and RMB2.20 billion (US$339.20 million) in the consolidated statements of comprehensive income, respectively.

Long-term Investments

The Company’s long-term investments consist of cost method investments, equity method investments, held-to-maturity investments with original and remaining maturities of greater than 12 months and available-for-sale investments.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

Cost method investments

The carrying amount of cost method investments was RMB1.74 billion and RMB7.30 billion (US$1.13 billion) as of December 31, 2014 and 2015, respectively. The increase is primarily due to additional equity investments in the form of preferred shares in 2015. The Company’s investments in preferred shares of the investees are not considered in-substance common stock since these preferred shares contain terms such as dividend and liquidation preferences over ordinary shares. In addition, the preferred shares do not have readily determinable fair values. As a result, these investments in preferred shares are accounted for under the cost method.

Equity method investments

Equity Investment in Ctrip. On October 26, 2015, the Company completed a share exchange transaction with Ctrip (“Ctrip transaction”), a company engaged in the online travelling business. The Company exchanged its beneficially owned 178,702,519 Class A ordinary shares and 11,450,000 Class B ordinary shares of its majority-owned subsidiary Qunar in exchange for 11,488,381 newly-issued ordinary shares of Ctrip. Subsequent to the transaction, the Company lost control over Qunar and owned 24.39% equity interests in Ctrip when combined with the Ctrip ADS previously acquired in the open market in 2013. The Company accounts for the investment in Ctrip as an equity method investment in accordance with ASC 323 due to its significant influence over the entity. The Company recorded the investment in Ctrip at the fair value of the shares acquired on the closing date of the Ctrip transaction. The Company recognized a total gain of RMB24.42 billion (US$3.77 billion) from the Ctrip transaction in “Other income, net” in the consolidated statements of comprehensive income for the year ended December 31, 2015. The deconsolidation of Qunar did not meet the definition of a discontinued operation in accordance with ASC subtopic 205-20 (“ASC 205-20”), Presentation of Financial Statements – Discontinued Operations, as the disposal of Qunar did not represent a shift in the Company’s strategy.

Through this transaction, the Company strengthened its position in the online travelling business of the online to offline marketplace. The carrying amount of the Ctrip investment in excess of the Company’s proportionate interest in Ctrip is recognized as equity method goodwill, intangible assets and related deferred income tax expenses.

	RMB	US$
	(In thousands)
Carrying value of investment in Ctrip	26,662,337	4,115,956
Proportionate share of net assets of Ctrip	(8,550,531)	(1,319,975)

Excess of carrying value of investment over proportionate share of net assets	18,111,806	2,795,981

The excess carrying value has been primarily assigned to:
Goodwill	15,563,126	2,402,533
Intangible assets	2,845,081	439,205
Deferred income taxes	(283,187)	(43,716)
Property, plant and equipment	52,323	8,077
Land use rights	13,487	2,082
Equity investments	(79,024)	(12,200)

Total	18,111,806	2,795,981

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

As the financial statements of Ctrip may not be available in timely manner for the Company to apply the equity method, the Company elects to record its share of the profits or losses of Ctrip on a quarter lag basis. When reporting its proportionate share of profits or losses of Ctrip, the Company will adjust for its basis difference related to the amortization of intangible assets and deferred income taxes discussed above.

The following tables set forth the summarized financial information of Ctrip:

	As of September 30,*
	2014	2015	2015
	RMB	RMB	US$
	(In thousands)
Current assets	16,194,113	25,750,458	3,975,186
Non-current assets	12,073,373	23,500,517	3,627,855
Current liabilities	10,253,664	18,873,779	2,913,609
Non-current liabilities	8,051,191	17,492,002	2,700,300
Noncontrolling interests	536,042	1,063,306	164,146

	For the six months ended September 30,*	For the twelve months ended September 30,*
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(In thousands)
Total revenues	2,960,637	7,280,123	10,484,967	1,618,600
Gross profit	2,097,599	4,962,670	7,072,995	1,091,882
Income (loss) from operations	495,482	433,052	(115,056)	(17,762)
Net income	540,651	625,520	2,052,526	316,855
Net income attributable to the investees	583,369	728,644	2,207,503	340,780

*	The Company adopted an one-quarter lag in reporting its share of equity income in Ctrip

In accordance with ASC 323, when Baidu obtained the ability to exercise significant influence over Ctrip that was previously accounted for at fair value as an available-for-sale equity investment in accordance with ASC 320, the investment and results of operations in prior years were adjusted retrospectively on a step-by-step basis as if the equity method had been in effect during all previous years in which the investment was held.

The retrospective effects of applying the equity method of accounting to the consolidated statements of balance sheets and the consolidated statements of comprehensive income are as follows:

	As of December 31, 2014
	As originally reported	As adjusted for retrospective application
	RMB	RMB
	(In thousands)
Short-term investments	43,818,037	42,698,831
Long-term investments, net	2,878,922	3,544,923
Additional paid-in capital	3,633,919	3,650,601
Retained earnings	47,659,772	47,701,326
Accumulated other comprehensive income (loss)	231,923	(279,518)

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

	For the year ended December 31, 2013		For the year ended December 31, 2014
	As originally reported	As adjusted for retrospective application	As originally reported	As adjusted for retrospective application
	RMB	RMB	RMB	RMB
	(In thousands)
Income (loss) from equity method investments	(5,806)	22,578	(26,952)	(19,943)
Other, net	186,023	189,330	257,704	260,558
Net income	10,356,086	10,387,777	12,243,371	12,253,234

As of December 31, 2014 and 2015, the Company holds several other equity method investments besides Ctrip through its subsidiaries or VIEs, all of which were accounted for under the equity method since the Company can exercise significant influence but does not own a majority equity interest in or control them. The carrying amount of all of the equity method investments was RMB869.15 million and RMB28.54 billion (US$4.41 billion) as of December 31, 2014 and 2015, respectively. The Company excluded the summarized information for these other equity method investments, as the other equity investees were insignificant for all the years presented.

Long-term held-to-maturity investments were time deposits in commercial banks with original and remaining maturities of greater than one year. The held-to-maturity investments are stated at amortized cost. Long-term available-for-sale equity investments represent investments in the equity securities of publicly listed companies. As the Company does not have significant influence over the investees, the investments were classified as available-for-sale and reported at fair value.

The methodology used in the determination of fair values for held-to-maturity investments and available-for-sale investments were summarized in Note 21.

The total impairment charges on long-term investments were RMB17.52 million, RMB93.42 million and RMB116.98 million (US$18.06 million) for the years ended December 31, 2013, 2014 and 2015, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

The short-term held-to-maturity debt investments as well as the short-term available-for-sale investments will mature within one year; whereas the long-term held-to-maturity debt investments as well as the long-term available-for-sale debt investments will mature after one year through five years.

	As of December 31, 2014
	Cost or amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB
	(In thousands)
Short-term investments
Held-to-maturity investments
Fixed-rate investments	38,159,394	104,718	(15,389)			38,248,723
Adjustable-rate investments	60,290	—	(771)			59,519
Available-for-sale investments
Fixed-rate debt investments	2,854,682			10,414		2,865,096
Adjustable-rate debt investments	1,568,812				(269)	1,568,543
Equity investments	42,137			3,371		45,508
Long-term investments:
Held-to-maturity investments
Fixed-rate investments	545,930	—	(14,612)			531,318
Available-for-sale investments
Debt investment	272,680			—		272,680
Equity investment	124,000				(8,079)	115,921

	As of December 31, 2015
	Cost or amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Short-term investments
Held-to-maturity investments
Fixed-rate investments	36,942,840	197,848	(6,592)			37,134,096	5,732,517
Available-for-sale investments
Fixed-rate debt investments	6,872,077			86,322		6,958,399	1,074,192
Adjustable-rate debt investments	13,137,500			187,885		13,325,385	2,057,085
Equity investment	600,543			142,075		742,618	114,640
Long-term investments:
Held-to-maturity investments
Fixed-rate investments	1,838,953		(32,507)			1,806,446	278,867
Available-for-sale investments
Equity investments	322,269				(45,304)	276,965	42,756

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

5.    ACCOUNTS RECEIVABLE

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
	(In thousands)
Accounts receivable	3,758,324	4,116,819	635,526
Allowance for doubtful accounts	(93,877)	(189,563)	(29,263)

	3,664,447	3,927,256	606,263

The movements in the allowance for doubtful accounts were as follows:

	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(In thousands)
Balance as of January 1	5,768	43,814	93,877	14,492
Amounts charged to expenses	38,046	50,063	115,261	17,793
Amounts written off	—	—	(19,575)	(3,022)

Balance as of December 31	43,814	93,877	189,563	29,263

6.    OTHER CURRENT ASSETS

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
	(In thousands)
Prepaid expenses	420,227	339,264	52,373
Advances to suppliers	1,225,972	1,953,717	301,602
Tax prepayments	323,618	3,074	475
Loans receivables	5,067	226,838	35,018
Receivables from online payment agencies	692,277	318,528	49,172
Deposits	279,727	380,152	58,685
Purchased copyrights	180,392	432,730	66,802
Others	280,147	686,374	105,957

	3,407,427	4,340,677	670,084

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

7.    FIXED ASSETS

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
	(In thousands)
Computer equipment	9,764,297	12,520,942	1,932,900
Office building	1,776,651	3,094,551	477,716
Office building related facility, machinery and equipment	577,178	1,593,090	245,931
Vehicles	29,363	31,450	4,855
Office equipment	342,452	433,144	66,866
Leasehold improvements	311,076	302,304	46,668
Construction in progress	1,783,641	682,314	105,331

	14,584,658	18,657,795	2,880,267
Accumulated depreciation	(5,879,294)	(8,030,668)	(1,239,721)

	8,705,364	10,627,127	1,640,546

The Company obtained certain computer servers and equipment by entering into capital leases. The gross amount and the accumulated depreciation of these servers and equipment were RMB224.03 million and RMB122.43 million, respectively, as of December 31, 2014 and RMB224.71 million (US$34.69 million) and RMB174.63 million (US$26.96 million), respectively, as of December 31, 2015. Future minimum lease payments of RMB47.10 million are payable in the amounts of RMB39.66 million, RMB7.10 million, RMB0.34 million, nil and nil in 2016, 2017, 2018, 2019, and 2020, respectively.

Depreciation expense of the fixed assets, including assets under capital leases, was RMB1.64 billion, RMB2.19 billion and RMB2.87 billion (US$442.57 million) for the years ended December 31, 2013, 2014 and 2015, respectively. The Company recognized impairment loss on fixed assets of RMB2.06 million, nil and nil for the years ended December 31, 2013, 2014 and 2015, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

8.    GOODWILL AND INTANGIBLE ASSETS

Goodwill

	Search Services	Transaction Services excluding Qunar	Qunar	iQiyi	Total
	RMB	RMB	RMB	RMB	RMB
	(In thousands)
Balance at December 31, 2012	125,275	—	2,293,007	1,459,282	3,877,564
Goodwill acquired	10,340,893	816,985	—	1,828,912	12,986,790
Foreign currency translation adjustment	(4)	—	—	—	(4)

Balance at December 31, 2013	10,466,164	816,985	2,293,007	3,288,194	16,864,350

Goodwill acquired	133,509	433,119	—	(12,087)	554,541
Foreign currency translation adjustment	4	—	—	—	4

Balance at December 31, 2014	10,599,677	1,250,104	2,293,007	3,276,107	17,418,895

Goodwill acquired	222,987	46,692	—	—	269,679
Goodwill disposed in Ctrip transaction (Note 4)	—	—	(2,293,007)	—	(2,293,007)
Foreign currency translation adjustment	6	—	—	—	6

Balance at December 31, 2015	10,822,670	1,296,796	—	3,276,107	15,395,573

Balance at December 31, 2015, in US$	1,670,732	200,191	—	505,744	2,376,667

Intangible Assets

Finite-lived intangible assets

	As of December 31, 2014
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB
	(In thousands)
Land use right	519,474	(37,357)	482,117
Customer relationships	693,712	(304,208)	389,504
Software	519,239	(274,818)	244,421
Trademarks	916,735	(189,588)	727,147
User list	854,467	(452,730)	401,737
Licensed copyrights of video contents	1,768,141	(935,238)	832,903
Others	695,562	(213,929)	481,633

	5,967,330	(2,407,868)	3,559,462

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

	As of December 31, 2015
	Gross carrying value	Accumulated amortization	Net carrying value	Net carrying value
	RMB	RMB	RMB	US$
	(In thousands)
Land use right	464,165	(44,428)	419,737	64,796
Customer relationships	472,013	(364,310)	107,703	16,626
Software	513,470	(352,099)	161,371	24,911
Trademarks	613,032	(144,983)	468,049	72,254
User list	699,872	(497,283)	202,589	31,274
Licensed copyrights of video contents	3,039,164	(1,478,285)	1,560,879	240,959
Others	776,522	(375,797)	400,725	61,862

	6,578,238	(3,257,185)	3,321,053	512,682

The Company recognized impairment loss on intangible assets of RMB4.62 million, RMB1.63 million and nil for the years ended December 31, 2013, 2014 and 2015, respectively. Amortization expense of intangible assets for the years ended December 31, 2013, 2014 and 2015 was RMB949.85 million, RMB1.59 billion and RMB2.97 billion (US$459.21 million), respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

	RMB	US$
	(In thousands)
For the years ending December 31,
2016	1,270,794	196,177
2017	502,510	77,574
2018	297,853	45,981
2019	124,432	19,209
2020	95,543	14,749

Indefinite-lived intangible assets

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
	(In thousands)
Domain names	9,360	9,360	1,445
Trademarks	5,537	4,206	649

	14,897	13,566	2,094

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

9.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
	(In thousands)
Accrued payroll and welfare	1,703,029	1,629,794	251,597
Accrued operating expenses	3,694,869	5,112,984	789,309
Tax payable	624,781	334,058	51,570
Interest payable	121,907	127,799	19,729
Users’ and distributors’ deposits	354,459	888,098	137,099
Purchase of fixed assets and spare parts	1,314,841	1,495,958	230,936
Traffic acquisition costs	1,159,362	1,852,949	286,046
Bandwidth costs	748,072	1,080,657	166,825
Content acquisition costs	718,072	1,821,217	281,147
Fund collected on behalf of service providers	1,563,564	1,640,460	253,243
Payable to merchants	359,190	801,282	123,697
Others	602,747	1,054,936	162,853

	12,964,893	17,840,192	2,754,051

10.    LOANS PAYABLE

Short-term Loans

On May 13, 2014, 91 Wireless entered into a banking facility agreement with Hong Kong and Shanghai Banking Corporation Limited (Hong Kong branch) (“HSBC”), pursuant to which 91 Wireless is entitled to borrow a US$ denominated loan of RMB129.56 million (US$20.00 million) with an interest rate of 0.8% per annum over 1, 3 or 6 months LIBOR. The banking facility is subject to HSBC’s overriding right of repayment on demand and the loan under this facility is intended for the general working capital of 91 Wireless. On May 23, 2014, 91 Wireless drew down RMB45.34 million (US$7.00 million) with a fixed interest rate of 1.12% under the loan commitment, and on September 25, 2014, 91 Wireless drew down another RMB51.82 million (US$8.00 million) with a fixed interest rate of 1.13% under the loan commitment, both of which were secured by cash collateral of a subsidiary of 91 Wireless. On May 21, 2015, the loan amounting to RMB45.34 million (US$7.00 million) was repaid in full when it became due, and on December 18, 2015, the loan amounting to RMB51.82 million (US$8.00 million) was repaid in full when it became due.

On September 22, 2015, the Company entered into a banking facility agreement with China Merchants Bank (Shanghai Branch), pursuant to which the Company is entitled to borrow a RMB denominated loan of RMB100.00 million (US$15.44 million) for one year with a fixed annual interest rate at benchmark one-year lending rate published by People’s Bank of China. The loan is intended for the general working capital purposes. In September 2015, the Company drew down RMB9.90 million (US$1.53 million) with a fixed interest rate of 4.60%. In November and December 2015, the remaining of RMB90.10 million (US$13.90 million) was drawn down with a fixed interest rate of 4.35%.

Long-term Loans

On July 24, 2013, the Company entered into a loan agreement with Sumitomo Mitsui Banking Corporation, pursuant to which the Company is entitled to borrow an unsecured US$ denominated loan of RMB971.67 million

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(US$150.00 million) with a floating interest rate. The loan is intended for the general working capital of the Company. On July 29, 2013, the Company drew down RMB971.67 million (US$150.00 million) with a term of two years under the facility commitment. In connection with the loan agreement, the Company entered into an interest swap agreement, pursuant to which the loan will be settled with a fixed annual interest rate of 1.17% during the term of the loan. On July 24, 2015, the loan was repaid in full when it became due.

On August 13, 2013, the Company entered into a loan agreement with Australia and New Zealand Banking Group Limited (Hong Kong Branch), pursuant to which the Company is entitled to borrow an unsecured AU$ denominated loan of RMB1.30 billion (AU$235.00 million) with a floating interest rate. The loan is intended for the general working capital of the Company. On August 19, 2013, the Company drew down RMB1.30 billion (AU$235.00 million) with a term of two years under the facility commitment. In connection with the loan agreement, the Company entered into a currency swap agreement, pursuant to which the loan will be settled in a fixed US$ amount of US$200.00 million with a fixed annual interest rate of 1.65% during the term of the loan. On August 19, 2015, the loan was repaid in full when it became due.

On December 9, 2014, the Company entered into two loan agreements with Bank of China (Los Angeles Branch), pursuant to which the Company borrowed two unsecured US$ denominated loans of RMB971.67 million (US$150.00 million) with a term of two years and RMB971.67 million (US$150.00 million) with a term of three years. Both loans are intended for the general working capital of the Company and have a floating interest rate. In connection with the loan agreements, the Company entered into two interest swap agreements, pursuant to which the loans will be settled with a fixed annual interest rate of 2.31% and 2.45%, respectively, during the respective term of the loans.

On July 17, 2015, the Company entered into a loan agreement with Sumitomo Mitsui Banking Corporation, pursuant to which the Company is entitled to borrow an unsecured US$ denominated loan of RMB971.67 million (US$150.00 million) with a floating interest rate. The loan is intended for the general working capital of the Company. On August 10, 2015, the Company drew down RMB971.67 million (US$150.00 million) with a term of two years under the facility commitment. In connection with the loan agreement, the Company entered into an interest swap agreement, pursuant to which the loan will be settled with a fixed annual interest rate of 1.41% during the term of the loan.

On August 25, 2015, the Company entered into a loan agreement with HSBC, pursuant to which the Company is entitled to borrow an unsecured US$ denominated loan of RMB1.30 billion (US$200.00 million) with a fixed annual interest rate of 1.42%. The loan is intended for the general working capital of the Company. On August 28, 2015, the Company drew down RMB1.30 billion (US$200.00 million) with a term of two years under the facility commitment.

The interest swap agreements and currency swap agreement met the definition of a derivative in accordance with ASC 815. The fair value of the derivatives related to the interest swap agreements and currency swap agreement was insignificant for the years ended December 31, 2013, 2014 and 2015.

11.    NOTES PAYABLE

Baidu, Inc.

On November 28, 2012, the Company issued and sold two tranches of unsecured senior notes: (i) an aggregate principal amount of US$750.00 million which will mature on November 28, 2017 (the “2017 Notes”), and (ii) an aggregate principal amount of US$750.00 million which will mature on November 28, 2022 (the “2022 Notes”). On August 6, 2013, the Company issued and sold publicly another tranche of unsecured senior notes with an

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

aggregate principal amount of US$1.00 billion which will mature on August 6, 2018 (the “2018 Notes”). On June 9, 2014, the Company issued and sold publicly the fourth tranche of unsecured senior notes with an aggregate principal amount of US$1.00 billion which will mature on June 9, 2019 (the “2019 Notes”). On June 30, 2015, the Company issued and sold publicly two tranches of unsecured senior notes: (i) an aggregate principal amount of US$750.00 million which will mature on June 30, 2020 (the “2020 Notes”), and (ii) an aggregate principal amount of US$500.00 million which will mature on June 30, 2025 (the “2025 Notes”). The 2017 Notes, 2018 Notes, 2019 Notes, 2020 Notes, 2022 Notes and 2025 Notes are collectively referred to as the “Notes”.

The 2017 Notes bear interest at the rate of 2.25% per annum and the 2022 Notes bear interest at the rate of 3.50% per annum. Interest is payable semi-annually in arrears on and of each year, beginning on May 28, 2013. The 2018 Notes bear interest at the rate of 3.25% per annum. Interest is payable semi-annually in arrears on and of each year, beginning on February 6, 2014. The 2019 Notes bear interest at the rate of 2.75% per annum. Interest is payable semi-annually in arrears on and of each year, beginning on December 9, 2014. The 2020 Notes bear interest at the rate of 3.00% per annum and the 2025 Notes bear interest at the rate of 4.13% per annum. Interest is payable semi-annually in arrears on and of each year, beginning on December 30, 2015. At maturity, the Notes are payable at their principal amount plus accrued and unpaid interest thereon.

The net proceeds from the Notes, which will be used for general corporate purposes, were RMB6.11 billion, RMB6.19 billion and RMB7.75 billion (US$1.20 billion) for the years ended December 31, 2013, 2014 and 2015, respectively.

The Notes do not contain any financial covenants or other significant restrictions. In addition, the Notes are unsecured and rank lower than any secured obligation of the Group and have the same liquidation priority as any other unsecured liabilities of the Group, but senior to those expressly subordinated obligations, if any. The Company may, at its discretion, redeem all or any portion of the Notes at any time, at the principal amount plus any unpaid interest. As of December 31, 2015, the Company does not intend to redeem any portion of the Notes prior to the stated maturity dates. The Company has the obligation to redeem the Notes if a change in control occurs as defined in the indenture of the Notes.

The Notes were issued at a discount amounting to RMB74.36 million (US$11.48 million). The issuance costs of RMB149.59 million (US$23.09 million) were presented as a direct deduction from the principal amount of the Notes on the consolidated balance sheets. Both the discount and the issuance costs are amortized as interest expense using the effective interest rate method through the maturity dates of the Notes. The effective interest rate was 2.36%, 3.39%, 3.00%, 3.13%, 3.59% and 4.22% for the 2017 Notes, the 2018 Notes, the 2019 Notes, the 2020 Notes, the 2022 Notes and the 2025 Notes, respectively.

The principal amount and unamortized discount and debt issuance costs as of December 31, 2014 and 2015 were as follows:

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
	(In thousands)
Principal amount	21,700,000	30,869,300	4,765,399
Unamortized discount and debt issuance costs	(143,218)	(167,184)	(25,809)

	21,556,782	30,702,116	4,739,590

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s long-term debts, including the notes payable and loans payable (Note 10), in the succeeding five years and thereafter:

	RMB	US$
	(In thousands)
For the years ending December 31,
2016	971,670	150,000
2017	8,097,250	1,250,000
2018	6,477,800	1,000,000
2019	6,477,800	1,000,000
2020	4,858,350	750,000
Thereafter	8,097,250	1,250,000

Subsidiaries – Qunar

On June 17, 2015, Qunar issued US$500.00 million senior unsecured convertible notes (the “Qunar Notes”) in a private placement. The Qunar Notes bear interest at a coupon rate of 2% per annum with a maturity date of June 17, 2021. The Qunar Notes can be convertible at any time, at the holder’s option, into Qunar ADSs, at an initial conversion price of US$55.00 per Qunar ADS, subject to adjustment under the terms of the Qunar Notes. Upon conversion, Qunar shall pay or deliver its ADSs or cash, or any combination of cash and ADSs at the election of Qunar. Except for the other embedded features therein, the conversion option is eligible for a scope exception from derivative accounting under ASC 815. Qunar separated the Notes into equity component of RMB569.22 million (US$87.87 million) and debt component of RMB2.53 billion (US$391.30 million) in accordance with the Cash Conversion Subsection under ASC subtopic 470-20 (“ASC 470-20”), Debt with Conversion and Other Options, so that Qunar recognizes the same interest cost as if it had issued a comparable debt instrument without the embedded conversion option. The equity component is measured as the residual amount, reflecting the interest cost paid with the conversion option. The allocated issuance costs to the debt component of RMB42.94 million (US$6.63 million) were presented as a direct deduction from the principal amount of the Qunar Notes. The Company evaluated all the other embedded derivative features therein and concluded all the other embedded derivative features are clearly and closely related to the debt host except for two features which require bifurcation from the debt host. The fair values of the two embedded derivative features were estimated to be insignificant as of the debt issuance date. Qunar was deconsolidated at the closing date of the Ctrip transaction (Note 4).

12.    INCOME TAXES

Cayman Islands and BVI

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, neither Cayman Islands nor BVI withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they may be exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

Japan

Under the Japan tax laws, a company with paid-in capital in excess of JPY100 million was subject to a national corporate income tax rate of 25.5% up to March 31, 2015 and from April 1, 2015 the income tax rate has been reduced to 23.9%. A company with paid-in capital equals JPY100 million or less will be taxed at a tax rate of 15% on first JPY8 million and at 23.9% on the portion over JPY8 million from April 1, 2015. Local income taxes, which are local inhabitant tax and enterprise tax, are also imposed on corporate income. The resulting effective corporate income tax rates of the Company’s Japanese subsidiaries range from approximately 34% to 37%.

China

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. Preferential EIT rates at 15% and 10% are available for qualified “High and New Technology Enterprises” (“HNTEs”) and “Key Software Enterprise” (“KSE”). The HNTE certificate is effective for a period of 3 years and the KSE certificate is effective for a period of 2 years.

Baidu Online enjoyed a reduced tax rate of 10% as a qualified KSE until the end of 2014 and a reduced tax rate of 15% as a qualified HNTE starting from 2015. Certain other PRC subsidiaries and VIEs, including Baidu Netcom, are qualified HNTEs and enjoy a reduced tax rate of 15% for the years presented, which will expire in 2016, 2017 or 2018. An entity could re-apply for the HNTE or KSE certificate when the prior certificate expires. Historically, all of the Company’s subsidiaries and VIEs successfully re-applied for the certificates when the prior ones expired.

A certificate for the current year might be obtained in the following year as a result of the stringent inspection and approval process by the governmental authorities. The Company would record an income tax reversal in the year when the certificate is obtained for the over-paid or over-accrued provisional tax in connection with the grant of a more favorable tax rate for the prior year.

Under the current EIT Law, dividends for earnings derived from January 1, 2008 and onwards paid by PRC entities to any of their foreign non-resident enterprise investors are subject to a 10% withholding tax. A lower tax rate will be applied if tax treaty or arrangement benefits are available. Under the tax arrangement between the PRC and Hong Kong, the reduced withholding tax rate for dividends paid by PRC entities is 5% provided the Hong Kong investors meet the requirements as stipulated by relevant PRC tax regulations, such as the beneficiary owner test. Capital gains derived from PRC are also subject to a 10% PRC withholding tax.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2015, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

The Company had minimal operations in jurisdictions other than the PRC. Income (loss) before income taxes consists of:

	For the years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(In thousands)
PRC	13,815,469	17,783,174	16,877,599	2,605,452
Non-PRC	(1,598,762)	(3,298,768)	21,029,024	3,246,322

	12,216,707	14,484,406	37,906,623	5,851,774

Except for the investment related gain as mentioned in Note 4, the pre-tax losses from non-PRC operations consist primarily of operating costs, administration expenses, interest expenses and share-based compensation expenses.

Income taxes consist of:

	For the years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(In thousands)
Current income tax	2,006,980	2,942,173	3,213,638	496,100
Income tax refund due to reduced tax rate	(508,686)	(17,553)	—	—
Adjustments of deferred tax assets due to reduced tax rates	21,573	28,146	79,947	12,342
Deferred income tax (benefit) expense	309,063	(721,594)	2,180,792	336,656

	1,828,930	2,231,172	5,474,377	845,098

The reconciliation of the actual income taxes to the amount of tax computed by applying the aforementioned statutory income tax rate to pre-tax income is as follows:

	For the years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(In thousands, except for per share data)
Expected taxation at PRC statutory tax rate	3,046,254	3,587,693	9,476,656	1,462,944
Effect of differing tax rates in different jurisdictions	312,938	676,663	(5,253,700)	(811,032)
Non-taxable income	(69,673)	(12,504)	(65,411)	(10,098)
Non-deductible expenses	168,735	123,245	165,264	25,512
Research and development super-deduction	(318,652)	(538,305)	(767,858)	(118,537)
Effect of PRC preferential tax rates and tax holiday	(2,152,806)	(1,897,184)	(1,547,392)	(238,876)
Effect of tax rate changes on deferred taxes	21,573	28,146	79,947	12,342
Over-accrued EIT for previous years	(32,982)	(153,121)	(248,673)	(38,388)
PRC withholding tax	560,243	—	2,470,733	381,415
Addition to valuation allowance	293,300	416,539	1,164,811	179,816

Taxation for the year	1,828,930	2,231,172	5,474,377	845,098

Effective tax rate	15.01%	15.41%	14.44%	14.44%
Effect of preferential tax rates inside the PRC on basic earnings per Class A and Class B ordinary share	61.53	53.61	44.31	6.84

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

The tax effects of temporary differences that gave rise to the deferred tax balances at December 31, 2014 and 2015 are as follows:

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
	(In thousands)
Deferred tax assets:
Provision for doubtful receivables	23,179	120,612	18,619
Accrued expenses, payroll and others	1,084,113	1,745,810	269,506
Fixed assets depreciation	38,157	19,659	3,035
Net operating loss carry-forward	930,456	1,320,496	203,850
Less: valuation allowance	(1,131,826)	(2,198,403)	(339,375)

Deferred tax assets, net	944,079	1,008,174	155,635

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
	(In thousands)
Long-lived assets arising from acquisitions	549,485	359,531	55,502
Withholding tax on PRC subsidiaries’ undistributed earnings	594,336	592,719	91,500
Withholding tax on capital gains derived from PRC	—	2,489,040	384,243

Deferred tax liabilities	1,143,821	3,441,290	531,245

As of December 31, 2015 the Company had net losses of approximately RMB8.05 billion (US$1.24 billion) deriving from entities in the PRC, Hong Kong and Japan. The net loss in the PRC and Japan can be carried forward for five years and nine years, respectively, to offset future net profit for income tax purposes. The net loss of entities in the PRC and Japan will begin to expire in 2018, if not utilized. The net loss in Hong Kong can be carried forward without an expiration date.

The Company evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2014 and 2015, there was no significant impacts from tax uncertainty on the Company’s financial position and result of operations. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2011 through 2015 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

The Company accrued withholding tax of RMB580.72 million for the potential remittance of earnings from the PRC subsidiaries to their offshore parent companies in the form of dividend distribution as of December 31, 2013, because the Company believes that the underlying dividends will be distributed in the future considering future merger and acquisition activities. The Company did not provide for additional deferred income taxes and

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

foreign withholding taxes on the undistributed earnings of foreign subsidiaries in 2014 and 2015 on the basis of its intent to permanently reinvest foreign subsidiaries’ earnings. As of December 31 2015, the total amount of undistributed earnings from the PRC subsidiaries for which no withholding tax has been accrued was RMB70.13 billion (US$10.83 billion). Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable. In the case of its VIEs in the PRC, undistributed earnings were insignificant as of each of the balance sheet dates.

13.    EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amounts for such employee benefits, which were expensed as incurred, were RMB1.05 billion, RMB1.64 billion and RMB2.23 billion (US$344.43 million) for the years ended December 31, 2013, 2014 and 2015, respectively.

14.    COMMITMENTS AND CONTINGENCIES

Capital Commitments

The Company’s capital commitments primarily relate to commitments in connection with the expansion and improvement of its network infrastructure and its plan to build additional office buildings and cloud computing based data centers. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB589.93 million (US$91.07 million) as of December 31, 2015. All of the commitments relating to the network infrastructure are to be fulfilled in 2016 and the commitments relating to the office building and cloud computing based data centers will be settled in installments as various stages of the construction plan are completed in the next four to six years.

Operating Lease Commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Total rental expense for offices was RMB284.58 million, RMB525.31 million and RMB647.09 million (US$99.89 million) for the years ended December 31, 2013, 2014 and 2015, respectively. Total operating lease expense for Internet Data Centre (“IDC”) facilities was RMB1.94 billion, RMB2.85 billion and RMB3.72 billion (US$574.27 million) for the years ended December 31, 2013, 2014 and 2015, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following as of December 31, 2015:

	RMB	US$
	(In thousands)
2016	3,358,242	518,423
2017	1,300,298	200,731
2018	1,046,187	161,503
2019	620,844	95,842
2020	397,378	61,345
Thereafter	147,415	22,757

	6,870,364	1,060,601

The Group’s lease arrangements have no renewal options, rent escalation clauses and restriction or contingent rents.

Commitments for Licensed Copyrights

The Company enters into non-cancelable licensing agreements with third-party vendors to acquire licensed copyrights of video contents for its online video platform.

Future minimum payments under non-cancelable licensing agreements consist of the following as of December 31, 2015:

	RMB	US$
	(In thousands)
2016	3,122,843	482,084
2017	217,219	33,533
2018	241,014	37,206
2019	251,674	38,852
2020	154,250	23,812
Thereafter	1,022,963	157,918

	5,009,963	773,405

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

The corporate by-laws require that the Company indemnify its officers and directors, as well as those who act as directors and officers of other entities at the Company’s request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. In addition, the Company entered into separate indemnification agreements with each director and each executive officer of the Company that provide for indemnification of these directors and officers under similar circumstances and under additional circumstances. The indemnification obligations are more fully described in the by-laws and the indemnification agreements. The Company purchases standard directors and officers insurance to cover claims or a portion of the claims made against its directors and officers.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

Since a maximum obligation is not explicitly stated in the Company’s by-laws or in the indemnification agreements and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated.

Historically, the Company was not required to make payments related to these obligations, and the fair value for these obligations was nil on the consolidated balance sheets as of December 31, 2014 and 2015.

Litigation

The Group was involved in certain cases pending in various PRC and U.S. courts and arbitration as of December 31, 2015. These cases include copyright infringement cases, unfair competition cases, and defamation cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could result in a loss of revenue or otherwise harm the business of the Company.

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

15.    REDEEMABLE NONCONTROLLING INTERESTS

	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands)
Balance as of January 1	1,033,283	—	1,894,502	292,461
Net losses	(61,857)	—	—	—
Other comprehensive income (loss)	(55,420)	—	142,071	21,932
Exercise of share-based awards	464	—	—	—
Share-based compensation	11,259	—	—	—
Issuance of subsidiary shares	51,368	1,841,819	1,582,126	244,237
Accretion of redeemable noncontrolling interests	31,799	52,683	329,180	50,817
Acquisition of subsidiaries’ redeemable shares from shareholders	(121,962)	—	—	—
Reclassification of redeemable noncontrolling interests	(888,934)	—	—	—

Balance as of December 31	—	1,894,502	3,947,879	609,447

On November 14, 2014, iQiyi completed a round of preferred shares financing. The new preferred shareholders acquired 13.42% of the then outstanding equity interest of iQiyi for a total consideration of US$300.00 million.

On October 1, 2015, Xiaodu Life Technology Ltd (“Xiaodu”), a wholly owned subsidiary of the Company primarily engaged in the business of takeout delivery services, issued 250,000,000 preferred shares at par value

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

to certain shareholders for a total consideration of US$250.00 million. As the preferred shares could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of Xiaodu, these preferred shares are accounted for as redeemable noncontrolling interests.

The Company accounts for the accrete changes in the redemption value in accordance with ASC topic 480 (“ASC 480”), Distinguishing Liabilities from Equity. The Company elects to use the effective interest method for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interest.

16.    SHAREHOLDERS’ EQUITY

Ordinary Shares

The authorized share capital consisted of 870,400,000 ordinary shares at a par value of US$0.00005 per share, of which 825,000,000 shares were designated as Class A ordinary shares, 35,400,000 as Class B ordinary shares, and 10,000,000 shares designated as preferred shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. The number of Class B ordinary shares transferred to Class A ordinary shares was 225,079, 45,000 and nil in the years ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2015, there were 27,113,541 and 7,492,921 Class A and Class B ordinary shares outstanding, respectively. As of December 31, 2014 and 2015, there were no preferred shares issued and outstanding.

On July 30, 2015, the Company announced a share repurchase program in which the Company proposed to acquire up to an aggregate of US$1.00 billion of its shares over the next 12 months. On October 30, 2015, the Company announced another share repurchase program under which the Company proposed to acquire up to an aggregate of US$2.00 billion of its shares over the next 24 months in the open market or through privately negotiated transactions, depending on market conditions and in accordance with applicable rules and regulations. The Company repurchased 603,726 Class A ordinary shares from the open market with an aggregate purchase price of US$990.16 million during the year ended December 31, 2015. The repurchased shares were cancelled under Cayman Islands law upon repurchase and the difference between the par value and the repurchase price was debited to retained earnings.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

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

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
	(In thousands)
PRC statutory reserve funds	375,193	417,911	64,514
Unreserved retained earnings	47,326,133	74,241,444	11,460,904

Total retained earnings	47,701,326	74,659,355	11,525,418

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB7.54 billion and RMB10.58 billion (US$1.63 billion) as of December 31, 2014 and 2015, respectively.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

Accumulated Other Comprehensive Income (Loss)

The changes in accumulated other comprehensive income (loss) by component, net of tax, were as follows:

	Foreign currency translation adjustment	Unrealized gains on available-for- sale investments	Total
	RMB	RMB	RMB
	(In thousands)
Balance at December 31, 2012	(89,714)	11,436	(78,278)

Other comprehensive income before reclassification	185,389	73,599	258,988
Amounts reclassified from accumulated other comprehensive income	—	(62,132)	(62,132)

Net current-period other comprehensive income	185,389	11,467	196,856
Other comprehensive loss attribute to noncontrolling interests and redeemable noncontrolling interests	62,680	—	62,680

Balance at December 31, 2013	158,355	22,903	181,258

Other comprehensive income (loss) before reclassification	(422,925)	27,327	(395,598)
Amounts reclassified from accumulated other comprehensive income	—	(45,025)	(45,025)

Net current-period other comprehensive loss	(422,925)	(17,698)	(440,623)
Other comprehensive income attribute to noncontrolling interests and redeemable noncontrolling interests	(20,153)	—	(20,153)

Balance at December 31, 2014	(284,723)	5,205	(279,518)

Other comprehensive income (loss) before reclassification	(644,896)	489,010	(155,886)
Amounts reclassified from accumulated other comprehensive income	—	(194,451)	(194,451)

Net current-period other comprehensive income (loss)	(644,896)	294,559	(350,337)
Other comprehensive income attribute to noncontrolling interests and redeemable noncontrolling interests	(176,201)	—	(176,201)

Balance at December 31, 2015	(1,105,820)	299,764	(806,056)

Balance at December 31, 2015, in US$	(170,709)	46,276	(124,434)

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale investments upon their sales, which were then recorded in “Other income, net” in the consolidated statements of comprehensive income. The amounts reclassified were determined on the basis of specific identification.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

The following table sets forth the tax effect allocated to each component of other comprehensive income for the years ended December 31, 2014 and 2015:

	For the years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
		(In thousands)
Unrealized gains on available-for-sale investments
Unrealized holding (losses) gains during the year	(1,157)	1,680	(68,303)	(10,544)
Reclassified for gains realized	—	—	28,885	4,459

Net unrealized (losses) gains	(1,157)	1,680	(39,418)	(6,085)
Foreign currency translation adjustment	—	—	—	—

Other comprehensive (loss) income	(1,157)	1,680	(39,418)	(6,085)

17.    EARNINGS PER SHARE (“EPS”)

A reconciliation of net income attributable to Baidu, Inc. in the consolidated statements of comprehensive income to the numerator for the computation of basic and diluted per share for the years ended December 31, 2013, 2014 and 2015 is as follows:

	For the years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(In thousands)
Net income attributable to Baidu, Inc.	10,550,657	13,196,932	33,664,173	5,196,853
Accretion of the redeemable noncontrolling interests	(31,799)	(52,683)	(329,180)	(50,817)

Numerator for EPS computation	10,518,858	13,144,249	33,334,993	5,146,036

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

The following table sets forth the computation of basic and diluted net income attributable to Baidu, Inc. per share for Class A and Class B ordinary shares.

	For the years ended December 31,
	2013		2014		2015
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	(In thousands, except for number of shares, per share and per ADS data)
Earnings per share – basic:
Numerator
Allocation of net income attributable to Baidu, Inc.	8,200,353	2,318,505	10,328,517	2,815,732	26,182,538	4,041,887	7,152,455	1,104,149
Denominator
Weighted average ordinary shares outstanding	27,274,769	7,711,459	27,551,463	7,511,003	27,428,861	27,428,861	7,492,921	7,492,921

Denominator used for earnings per share	27,274,769	7,711,459	27,551,463	7,511,003	27,428,861	27,428,861	7,492,921	7,492,921
Earnings per share – basic	300.66	300.66	374.88	374.88	954.56	147.36	954.56	147.36

Earnings per share – diluted:
Numerator
Allocation of net income attributable to Baidu, Inc. for diluted computation	8,203,670	2,315,188	10,339,397	2,804,852	26,205,544	4,045,439	7,129,449	1,100,597
Reallocation of net income attributable to Baidu, Inc. as a result of conversion of Class B to Class A shares	2,315,188	—	2,804,852	—	7,129,449	1,100,597

Allocation of net income attributable to Baidu, Inc.	10,518,858	2,315,188	13,144,249	2,804,852	33,334,993	5,146,036	7,129,449	1,100,597
Denominator
Weighted average ordinary shares outstanding	27,274,769	7,711,459	27,551,463	7,511,003	27,428,861	27,428,861	7,492,921	7,492,921
Conversion of Class B to Class A ordinary shares	7,711,459	—	7,511,003	—	7,492,921	7,492,921
Share-based awards	50,118	—	136,008	—	112,688	112,688

Denominator used for earnings per share	35,036,346	7,711,459	35,198,474	7,511,003	35,034,470	35,034,470	7,492,921	7,492,921
Earnings per share – diluted	300.23	300.23	373.43	373.43	951.49	146.88	951.49	146.88

Earnings per ADS:
Denominator used for earnings per ADS – basic	272,747,690		275,514,630		274,288,610	274,288,610
Denominator used for earnings per ADS – diluted	350,363,460		351,984,740		350,344,700	350,344,700
Earnings per ADS – basic	30.07		37.49		95.46	14.74

Earnings per ADS – diluted	30.02		37.34		95.15	14.69

The Company did not include certain stock options and restricted shares in the computation of diluted earnings per share for the years ended December 31, 2013, 2014 and 2015 because those stock options and restricted shares were anti-dilutive for earnings per share for the respective years.

18.    SHARE-BASED AWARDS PLAN

Baidu, Inc.

Incentive compensation plans

In December 2008, the Company adopted a share incentive plan (the “2008 Plan”), which provides for the granting of share incentives, including incentive share option (“ISO”), restricted shares and any other form of award pursuant to the 2008 Plan, to members of the board, employees and consultants of the Company. However, the Company may grant ISOs only to its employees. The Company reserved 3,428,777 ordinary shares for issuance under the 2008 Plan, which will expire in the year 2018. The vesting schedule, time and condition to

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

exercise options will be determined by the compensation committee. The term of the options may not exceed ten years from the date of the grant, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of the Company’s share capital.

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

Share options

The following table summarizes the option activity for the year ended December 31, 2015:

	Number of shares	Weighted average exercise price (US$)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$ in thousands)
Share options
Outstanding, December 31, 2014	198,392	1,141.00	7.83	225,915
Granted	65,013	2,094.20
Exercised	(32,603)	1,062.30
Forfeited/Cancelled	(10,637)	1,067.00
Outstanding, December 31, 2015	220,165	1,437.70	7.55	115,458
Vested and expected to vest at December 31, 2015	190,759	1,426.70	7.50	101,807
Exercisable at December 31, 2015	82,485	1,086.50	6.43	66,942

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2015 and the exercise price.

Total intrinsic value of options exercised for the years ended December 31, 2013, 2014 and 2015 was RMB114.21 million, RMB224.80 million and RMB199.88 million (US$30.86 million), respectively. The total fair value of options vested during the years ended December 31, 2013, 2014 and 2015 was RMB123.44 million, RMB149.22 million and RMB149.00 million (US$23.00 million), respectively.

As of December 31, 2015, there was RMB349.03 million (US$53.88 million) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.63 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from expectation.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

The fair value of each option award was estimated on the date of grant using the Black-Scholes-Merton valuation model. The volatility assumption was estimated based on historical volatility of the Company’s share price applying the guidance provided by ASC 718. Assumptions of the expected term were based on the vesting and contractual terms and employee demographics. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	2013	2014	2015
Risk-free interest rate	0.40%~1.35%	1.52%~1.77%	1.31%~1.36%
Dividend yield	—	—	—
Expected volatility range	42.33%~44.17%	40.96%~41.59%	40.04%~40.57%
Weighted average expected volatility	43.33%	41.36%	40.21%
Expected life (in years)	3.08~4.57	4.57	5.02~5.13

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

The exercise price of options granted during the years 2013, 2014 and 2015 equaled the market price of the ordinary shares on the grant date. The weighted-average grant-date fair value of options granted during the years 2013, 2014, and 2015 was US$419.80, US$755.00, and US$790.00, respectively.

Restricted shares

Restricted shares activity for the year ended December 31, 2015 was as follows:

	Number of shares	Weighted average grant date fair value (US$)
Restricted shares
Unvested, December 31, 2014	219,404	1,582.60
Granted	247,141	1,979.30
Vested	(71,348)	1,516.00
Forfeited	(50,674)	1,767.80
Unvested, December 31, 2015	344,523	1,853.40

The total fair value of the restricted shares vested during the years ended December 31, 2013, 2014 and 2015 was RMB247.24 million, RMB324.41 million, RMB700.66 million (US$108.16 million), respectively. The weighted-average grant-date fair value of the restricted shares granted during the years 2013, 2014, and 2015 was US$1,137.00, US$1,815.60, and US$1,979.30, respectively.

As of December 31, 2015, there was RMB2.37 billion (US$365.95 million) unrecognized share-based compensation cost related to restricted shares. That deferred cost will be recognized over a weighted-average vesting period of 3.13 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from expectation.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

Subsidiaries

The Company’s subsidiaries also have equity incentive plans granting share-based awards. Total share-based compensation expenses recognized and unrecognized were insignificant, both individually and in aggregate, for the year ended December 31, 2015.

The following table summarizes the total share-based compensation cost recognized by the Group:

	For the years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(In thousands)
Expensed as cost of revenues	23,976	34,611	49,770	7,683
Expensed as selling, general and administrative	164,704	426,052	486,760	75,143
Expensed as research and development	326,047	502,077	850,588	131,308
Capitalized as part of internal-used software	229	—	1,381	213

19.    RELATED PARTY TRANSACTIONS

For the year ended December 31, 2015, the related party transactions mainly represented online marketing services provided by the Company to Ctrip amounting to RMB89.24 million (US$13.78 million). Other related party transactions, including the reimbursements to Mr. Robin Yanhong Li’s use of an aircraft beneficially owned by his family member for the Company’s business purposes and the rental expense for an office building owned by the family members of an executive officer, were insignificant for each of the years presented.

As of December 31, 2014 and 2015, amounts due from/due to related parties were as follows:

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
	(In thousands)
Amounts due from related parties, current:
Qunar (i)	—	1,869,380	288,583
Ctrip (ii)	—	30,950	4,778
Other related parties (ii)	50	40,229	6,210

Total	50	1,940,559	299,571

Amounts due from related parties, non-current:
Other related parties (iii)	—	9,725	1,501

Amounts due to related parties, current:
Qunar (iv)	—	711,433	109,827
Ctrip	—	6,966	1,075
Other related parties	8,385	67,546	10,427

Total	8,385	785,945	121,329

Amounts due to related parties, Non-current:
Other related parties	8	—	—

(i)

It mainly represents short-term loans of RMB1,774.00 million (US$273.86 million) provided by the Company to Qunar, which was a majority-owned subsidiary of the Company prior to October 26, 2015 and became a majority-owned subsidiary of Ctrip on December 31, 2015. These loans are interest-bearing and repayable within one year.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(ii)	Balances in connection with services provided between the Company and its equity method investees arose in the ordinary course of business.
(iii)

Rental deposit paid in advance to the related party of one of the executive officers. Pursuant to the rental agreements, certain subsidiaries of the Company rent an office building owned by the family members of the executive officer.

(iv)	It mainly represents a short-term loan provided by Qunar to the Company of US$100.00 million in October 2015. The loan is interest-bearing and repayable within one year.

20.    SEGMENT REPORTING

The operations of the Company are organized into three segments, consisting of the search services, transaction services, and iQiyi. Search services include the traditional search engine related businesses such as auction-based P4P services and display-based online advertising services. Transaction services include the newly developed internet businesses such as services provided by Baidu Nuomi, takeout delivery services and other online-to-offline services. iQiyi represents online video business.

The Company derives the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on metrics of revenue and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The Company does not allocate any share-based compensation expenses and certain operating expenses to its segments as the CODM does not use this information to measure the performance of the operating segments. Because substantially all of the Group’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2013, 2014 and 2015.

	For the years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
		(In thousands)
Search Services
Revenues	29,590,276	43,727,459	55,667,478	8,593,577
Operating profit	14,178,852	20,547,793	28,117,837	4,340,646

Transaction Services
Revenues	1,319,187	3,822,456	7,005,941	1,081,531
Operating profit	(1,522,279)	(5,973,978)	(13,145,445)	(2,029,307)

iQiyi
Revenues	1,345,042	2,873,552	5,295,760	817,525
Operating profit	(743,013)	(1,110,299)	(2,383,438)	(367,939)

Inter-segment
Revenues	(310,581)	(1,371,149)	(1,587,450)	(245,060)
Operating profit	(207,113)	302,988	469,718	72,512

Segment operating profit	11,706,447	13,766,504	13,058,672	2,015,912
Unallocated expenses	(514,727)	(962,740)	(1,387,118)	(214,134)

Group consolidated operating profit	11,191,720	12,803,764	11,671,554	1,801,778

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

Assets and liabilities measured or disclosed at fair value are summarized below:

	Total fair value at December 31, 2014	Fair value measurement or disclosure at December 31, 2014 using
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	RMB	RMB	RMB	RMB
	(In thousands)
Fair value disclosure (Notes 2 and 4)
Cash equivalents
Time deposits	1,746,888		1,746,888
Money market fund	755,095	755,095
Short-term investments Held-to-maturity investments
Fixed-rate investments	38,248,723		38,248,723
Adjustable-rate investments	59,519		59,519
Long-term investments Held-to-maturity investments
Fixed-rate investments	531,318		531,318
Long-term notes payable	21,811,666	21,811,666

Fair value measurement

Recurring
Short-term investments Available-for-sale investments
Fixed-rate debt investments	2,865,096		2,865,096
Adjustable-rate debt investments	1,568,543		1,568,543
Equity investments	45,508	45,508
Long-term investments Available-for-sale investments
Debt investment	272,680			272,680
Equity investment	115,921	115,921

Non-recurring
Long-term investments	—			—	(93,424)
Intangible assets	—			—	(1,625)

Total assets measured at fair value	4,867,748	161,429	4,433,639	272,680	(95,049)

As of December 31, 2014, long-term available-for-sale debt investment was measured at fair value on a recurring basis using significant unobservable inputs (Level 3).

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

As of December 31, 2014, certain intangible assets (Note 8) and equity method investments (Note 4) were written down from their respective carrying value to fair value of nil, which were measured using significant unobservable inputs (Level 3), with impairment charges incurred and recorded in earnings for the year then ended.

	Total fair value at December 31, 2015		Fair value measurement or disclosure at December 31, 2015 using
			Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	US$	RMB	RMB	RMB	RMB	US$
	(In thousands)
Fair value disclosure (Notes 2 and 4)
Cash equivalents
Time deposits	678,000	104,665		678,000
Money market fund	608,353	93,914	608,353
Short-term investments Held-to-maturity investments
Fixed-rate investments	37,134,096	5,732,517		37,134,096
Long-term investments Held-to-maturity investments
Fixed-rate investments	1,806,446	278,867		1,806,446
Long-term notes payable	30,714,586	4,741,515	30,714,586

Fair value measurement

Recurring
Short-term investments Available-for-sale investments
Fixed-rate debt investments	6,958,399	1,074,192		6,958,399
Adjustable-rate debt investments	13,325,385	2,057,085		13,325,385
Equity investments	742,618	114,640	742,618
Long-term investments Available-for-sale investments
Equity investments	276,965	42,756	276,965
Non-recurring
Long-term investments	—	—			—	(116,978)	(18,058)

Total assets measured at fair value	21,303,367	3,288,673	1,019,583	20,283,784	—	(116,978)	(18,058)

As of December 31, 2015, a cost method investment (Note 4) was written down from its carrying value to fair value of nil, which was measured using significant unobservable inputs (Level 3), with impairment charges incurred and recorded in earnings for the year then ended.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

The following table presents a reconciliation of long-term available-for-sale debt investment at fair value on a recurring basis using significant unobservable inputs (Level 3).

	Long-term available-for- sale debt investment
	RMB	US$
	(In thousands)
Balance as of January 1, 2015	272,680	42,095
Reclassification as a cost method investment	(272,680)	(42,095)

Balance as of December 31, 2015	—	—

As of December 31, 2014, long-term available-for-sale debt investment represented investment in the redeemable preferred shares of a private company. As the preferred shares were redeemable at the option of the Company, the investment was classified as available-for-sale debt securities and measured at fair value. In June 2015, the redemption right was modified such that the preferred shares are only redeemable upon the occurrence of certain events out of the Company’s control. The modification was accounted for as an extinguishment of the available-for-sale debt investment and any relevant unrealized gains/losses in other comprehensive income was recognized in earnings immediately upon reclassification to a cost method investment. Subsequent to the modification, the preferred shares were reclassified to cost method investments as the investment was not an in-substance common stock investment in a corporation and did not have a readily determinable fair value.

22.    SUBSEQUENT EVENTS

In February, 2016, the Board of the Company received a non-binding proposal from Mr. Robin Yanhong Li, chairman and chief executive officer of the Company, and Mr. Yu Gong, chief executive officer of iQiyi, proposing to acquire all of the outstanding shares of iQiyi beneficially owned by the Company based on an enterprise valuation of US$2.80 billion for 100% of iQiyi on a cash-free and debt-free basis.