Form 20-F
period 2016-12-31
Baidu, Inc.
filed 2017-03-31
CIK 1329099

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

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

27,325,551 Class A ordinary shares and 7,401,254 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2016.

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

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“$”, “dollars”, “US$” or “U.S. dollars” refers to the legal currency of the United States; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to attract and retain users and customers and generate revenue and profit from our customers;

•	our ability to retain key personnel and attract new talent;

•	competition in the internet search, online marketing and other businesses in which we engage;

•	the outcome of ongoing or any future litigation, including those relating to intellectual property rights; and

•	PRC governmental regulations and policies relating to the internet, internet search and online marketing and the implementation of a corporate structure involving variable interest entities in China.

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2014, 2015 and 2016 and the consolidated balance sheets data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2012 and 2013 and the selected consolidated balance sheets data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014, which are not included in this annual report, with certain adjustment being made to the selected consolidated balance sheet data as of December 31, 2013 as a result of our exchange of shares in Qunar Cayman Islands Limited, or Qunar, with Ctrip.com International, Ltd., or Ctrip. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Years Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands except per share and per ADS data)
Consolidated Statements of Comprehensive Income Data
Revenues:
Online marketing services	22,245,643	31,802,219	48,495,215	64,037,006	64,525,115	9,293,550
Others	60,383	141,705	557,103	2,344,723	6,024,249	867,672
Total revenues	22,306,026	31,943,924	49,052,318	66,381,729	70,549,364	10,161,222

Operating costs and expenses:
Cost of revenues	(6,448,545)	(11,471,839)	(18,885,450)	(27,458,030)	(35,278,945)	(5,081,225)
Selling, general and administrative	(2,501,336)	(5,173,533)	(10,382,142)	(17,076,383)	(15,070,586)	(2,170,616)
Research and development	(2,304,825)	(4,106,832)	(6,980,962)	(10,175,762)	(10,150,753)	(1,462,013)

Total operating costs and expenses	(11,254,706)	(20,752,204)	(36,248,554)	(54,710,175)	(60,500,284)	(8,713,854)

Operating profit	11,051,320	11,191,720	12,803,764	11,671,554	10,049,080	1,447,368

Interest income	866,465	1,308,542	1,992,818	2,362,632	2,341,631	337,265
Interest expense	(107,857)	(447,084)	(628,571)	(1,041,394)	(1,157,562)	(166,724)
Income (loss) from equity method investments	(294,229)	22,578	(19,943)	3,867	(1,025,727)	(147,735)
Other income, net, including exchange gains or losses	449,738	140,951	336,338	24,909,964	4,301,785	619,586

Income before income taxes	11,965,437	12,216,707	14,484,406	37,906,623	14,509,207	2,089,760

Income taxes	(1,574,159)	(1,828,930)	(2,231,172)	(5,474,377)	(2,913,594)	(419,645)
Net income	10,391,278	10,387,777	12,253,234	32,432,246	11,595,613	1,670,115

Less: Net loss attributable to non-controlling interests	(64,750)	(162,880)	(943,698)	(1,231,927)	(36,656)	(5,280)

Net income attributable to Baidu, Inc.	10,456,028	10,550,657	13,196,932	33,664,173	11,632,269	1,675,395

Earnings per share for Class A and Class B ordinary shares(1)
Basic	298.62	300.66	374.88	954.56	319.47	46.01
Diluted	298.29	300.23	373.43	951.49	318.62	45.89
Earnings per ADS (1 Class A ordinary share is represented by 10 ADSs)
Basic	29.86	30.07	37.49	95.46	31.95	4.60
Diluted	29.83	30.02	37.34	95.15	31.86	4.59

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

	As of December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	11,880,632	9,691,797	13,852,725	9,959,932	10,898,463	1,569,705
Restricted cash	395,029	259,533	413,010	95,997	317,521	45,733
Short-term investments	20,604,223	27,481,642	42,698,831	57,969,242	78,943,065	11,370,166
Goodwill	3,877,564	16,864,350	17,418,895	15,395,573	15,342,096	2,209,721
Long-term investments, net	803,499	1,259,473	3,544,923	37,958,591	45,690,363	6,580,781
Total assets	45,668,890	70,357,365	99,118,062	147,853,308	181,997,391	26,213,076
Total liabilities	18,453,765	30,320,538	45,065,679	63,637,592	84,254,996	12,135,243
Total Baidu, Inc. shareholders’ equity	26,055,229	37,796,492	51,072,424	80,255,663	92,273,542	13,290,154
Total equity	26,181,842	40,036,827	52,157,881	80,267,837	92,250,419	13,286,824

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9430 to US$1.00, the exchange rate in effect as of December 30, 2016. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On March 24, 2017, the noon buying rate was RMB6.8803 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period-End	Average	Low	High
	(RMB per U.S. Dollar)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
September	6.6685	6.6702	6.6790	6.6600
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March (through March 24, 2017)	6.8803	6.8976	6.9132	6.8785

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

If we fail to retain existing customers or attract new customers for our online marketing services, our business, results of operations and growth prospects could be seriously harmed.

We generate substantially all of our revenues from online marketing services, a substantial majority of which are derived from our pay-for-performance, or P4P, services. Our online marketing customers will not continue to do business with us if their investment does not generate sales leads and ultimately consumers, or if we do not deliver their web pages in an appropriate and effective manner. Our P4P customers may choose to discontinue their business with us, which are not subject to fixed-term contracts. In addition, third parties may develop and use certain technologies to block the display of our customers’ advertisements and other marketing products on our Baidu platform, which may in turn cause us to lose customers and adversely affect our results of operations. Furthermore, as our auction-based P4P services enable our customers to bid for priority placement of their paid sponsored links, we may lose customers if they find the bidding mechanism not cost effective or otherwise not attractive. Additionally, if our users do not increase their search frequencies on our platform, or our content ecosystem fails to offer rich and quality content that meets users’ tastes and preferences, or our users spend more time with or otherwise satisfy their search demands on competing platforms, or we otherwise experience user traffic decline due to any reason, it would be difficult for us to attract new customers or retain existing customers. Failure to retain our existing customers or attract new customers for our online marketing services could seriously harm our business, results of operations and growth prospects.

In recent years, our revenues from online advertising have increased. We believe our large user base and traffic provide advertisers with a broad reach and optimal monetization results. However, we cannot assure you that we will be able to continue to attract new advertisers or retain our existing advertisers. If our advertisers determine that their expenditures on our platform do not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels, such as television, outdoor media and other online marketing platforms, and reduce or discontinue business with us. Since most of our advertisers are not bound by long-term contracts, they may amend or terminate advertising arrangements with us easily without incurring liabilities. Failure to retain existing advertisers or attract new ones to advertise on our platform may materially and adversely affect our business, financial condition, results of operations and prospects.

We have in the past removed, and may in the future again remove, questionable paid search listings of some customers to ensure the quality and reliability of our search results. Such removal, whether temporary or permanent, may cause the affected customers to discontinue their business with us. We also examine the relevant business licenses and bank accounts of prospective customers prior to business engagement, as a quality control measure. In addition, since early May 2016, we have taken steps to implement measures requested by PRC regulatory authorities, such as modifying paid search practices and limiting the amount of displays. We have also proactively implemented numerous additional measures to deliver a better user experience and build a safer and more trustworthy platform for users, including turning down customers who do not meet our new requirements, creating a customer credibility ranking system and weighing customer credibility more highly in the ranking algorithm, reducing the number of sponsored links, and making upgrades to our user feedback system and user protection programs. Such measures have had a negative impact on the number of customers and our revenues in the short term. PRC regulations on online marketing services are evolving, and uncertainties remain with respect to the implementation of and compliance with new regulations that may emerge, which in turn may have a material adverse impact on our business, results of operations and growth prospects.

If online marketing does not further grow in China, our ability to increase revenue and profitability could be materially and adversely affected.

While the internet has developed to a more advanced stage in China, customers have many channels to do online marketing and promotion. As users may not spend as much time on internet search products as they used to, many current and potential customers may not use internet search products as their one of the main online marketing channels to promote their products and services, and thus may not allocate a significant portion of their marketing budgets to online marketing through internet search products such as our P4P services, as compared to other methods of online marketing. Our ability to increase revenue and profitability from online marketing on PC and mobile internet may be adversely impacted by a number of factors, many of which are beyond our control, including:

•	difficulties associated with developing a larger user base with demographic characteristics attractive to online marketing customers and maintaining and increasing user engagement;

•	increased competition and potential re-allocation of marketing budgets and downward pressure on online marketing prices;

•	higher customer acquisition costs due in part to the limited experience of small to medium-sized enterprises, or SMEs, with the internet as a marketing channel or due to competition;

•	ineffectiveness of our online marketing delivery, tracking and reporting systems; and

•	decreased use of internet or online marketing in China.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our business and results of operations may be harmed.

We believe that our brand “Baidu” has contributed significantly to the success of our business. We also believe that maintaining and enhancing the “Baidu” brand is critical to increasing the number of our users, customers, Baidu Union members and content providers. We have conducted various marketing and brand promotion activities, but we cannot assure you that these activities will achieve the brand promotion effect expected by us. If we fail to maintain and further promote the “Baidu” brand, or if we incur excessive expenses in this effort, our business and results of operations may be materially and adversely affected.

In addition, any negative publicity about our company, our products and services, our employees, our business practices, or our search results or the platform to which our search results link, regardless of its veracity, could harm our brand image and in turn adversely affect our business and results of operations. We cannot assure you that we will be able to defuse negative publicity to the satisfaction of our investors, users, customers and business partners. From time to time, there have been negative publicities about our company and our business practice, which adversely affected our public image and reputation during the period of certain intense negative publicities. For example, in 2016, Chinese media reported that a Chinese college student had died from cancer following unsuccessful treatment received at a hospital that the student had found through a paid search listing on Baidu. The negative publicity surrounding this incident has resulted in significant adverse impact on our public image and reputation. Intense negative publicities may divert our management’s attention and may adversely impact our business. We cannot assure you that our brand, public image and reputation will not be materially and adversely affected in the future.

We face significant competition and may suffer from loss of users and customers as a result.

We face significant competition in almost every aspect of our business, including competition from other companies that seek to provide internet search services to users and provide online marketing services to customers, as well as other companies that provide transaction or internet video services. In the Chinese internet market, our main competitors include China-based internet companies, such as Tencent, Alibaba, Sohu, Qihoo 360 and ByteDance. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance), user experience of the search results, availability and ease of use of products and services, the number of customers, distribution channels and the number of associated third-party websites/wapsites. For transaction services, our primary competitors include China-based internet companies such as Meituan-Dianping, Elema, Koubei, AutoNavi, Alipay and Weixin Pay. For iQiyi, our primary competitors include companies that operate online video websites in China, such as Youku-Tudou and Tencent Video. Some of our competitors have significant financial resources, long operating histories and are experienced in attracting and retaining their users, accommodating their users’ habits and preferences and managing customers. They may use their experience and resources to compete with us in a variety of ways, including competing for users and their time, customers, distributors, content, strategic partners and networks of third-party websites/wapsites, investing more heavily in research and development and making investments and acquisitions. If any of our competitors provides comparable or better Chinese language search experience, transaction services or internet video services, our user traffic could decline significantly. Additionally, if the channels that we use to distribute services or products to our users and customers are no longer available to us, we may experience a decline in user traffic. Any such decline in traffic could weaken our brand and result in loss of users and customers, which could have a material and adverse effect on our results of operations.

We also face competition from other types of advertising media, such as newspapers, magazines, yellow pages, billboards, other forms of outdoor media, television, radio and mobile applications. Large companies in China generally allocate, and may continue to allocate, a limited portion of their budgets to online marketing, as opposed to traditional advertising and other forms of advertising media. If these companies do not devote a larger portion of their marketing budgets to online marketing services provided by us, or if our existing customers reduce the amount they spend on online marketing, our results of operations and growth prospects could be adversely affected.

If our expansions into new businesses are not successful, our future results of operations and growth prospects may be materially and adversely affected.

As part of our growth strategy, we enter into new businesses from time to time by leveraging our large internet user base to generate additional revenue streams and through our development of new business lines or strategic investments in or acquisitions of other businesses. Expansions into new businesses may present operating, marketing and compliance challenges that differ from those that we currently encounter. If we cannot address new challenges and provide exceptional quality services, we may not be able to compete effectively. As a result, we may not be able to recover costs incurred for investing in, developing and marketing new businesses, and may not achieve profitability from these businesses. In that case, our future results of operations and growth prospects may be materially and adversely affected. In addition, we may encounter regulatory uncertainties related to new business we enter into.

If we fail to continue to innovate and provide products, services and high-quality internet experience that attract and retain users, we may not be able to generate sufficient user traffic to remain competitive.

Our success depends on providing products and services to attract users and enable users to have a high-quality internet experience. In order to attract and retain users and compete against our competitors, we must continue to invest significant resources in research and development to enhance our internet search technology, artificial intelligence (AI) and autonomous driving technology improve our existing products and services and introduce additional high-quality products and services. If we are unable to anticipate user preferences or industry changes, or if we are unable to enhance the quality of our products and services on a timely basis or fail to provide sufficient content, we may suffer a decline in the size of our user base. Our results of operations may also suffer if our innovations do not respond to the needs of our users, are not appropriately timed with market opportunities or are not effectively brought to market. As search technology, AI and new forms of devices and applications continue to develop, we may expend significant resources in research and development and strategic investments and acquisitions in order to remain competitive.

If our content ecosystem fails to continually offer quality content in a cost effective manner, we may experience declines in user traffic and user engagement, our business and results of operations may be harmed.

We operate a content ecosystem consisting of our core search products, iQiyi, Baidu Maps, Baidu Post Bar, Baidu Knows, Baidu Encyclopedia, Baijiahao, Baidu Newsfeed and various other products. The success of our content ecosystem depends on our ability to attract content owners to contribute quality content to our platform by leveraging our user traffic and enhance user engagement through provision of attractive content, so as to create a virtuous cycle. We have relied and will continue to rely on third parties for part of the content offered in our content ecosystem. As the competition for quality content becomes increasingly intense in China, we cannot assure you that we will be able to manage our content acquisition costs effectively and generate sufficient revenues to outpace future increase in content spending. We may also be unable to renew some of our content licensing agreements upon their expiration or termination and any renewal of the content licensing agreements may involve higher costs or less favorable terms. If we are not able to license popular premium content on commercially reasonable terms or renew our content licensing agreement, our financial condition and results of operations may be materially and adversely affected. In addition, we have users contribute their originally produced content to our various products, such as Baidu Post Bar, Baidu Knows and Baidu Encyclopedia, and we also invite self-media professionals to set up Baijiahao accounts on our platform and publish their content on our platform. If these parties fail to develop and maintain high-quality and engaging content, if our desired premium content becomes exclusive to our competitors, or if a large number of our existing relationships are terminated, the attractiveness of our content offerings to users may be severely impaired. If we are unable to offer content that meets users’ tastes and preferences on a continuing basis and in a cost effective manner, our user experience may deteriorate, we may suffer from reduced user traffic, our business and results of operations may be harmed.

Our expansion into financial services may subject us to regulatory, credit, operational and reputational risks, each of which may have a material adverse effect on our business, results of operations and financial condition.

We began to provide financial services in China in recent years. Our financial services mainly include Baidu Consumer Credit, through which we offer education loans and consumer financing in industry sectors such as travel, beauty, home decoration and home rentals.

PRC laws and regulations concerning the internet finance industry, particularly those governing credit lending, are evolving. Although we have taken careful measures to comply with the laws and regulations that are applicable to the financial services that we offer, the PRC government authorities may promulgate new policies, rules and regulations regulating the internet finance industry. If our financial services, especially our innovative solutions, were deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations may be materially and adversely affected. We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations. Moreover, developments in the internet finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer financing services like those we offer, which could materially and adversely affect our business and operations. Furthermore, we cannot rule out the possibility that the PRC government will institute a new licensing regime covering our financial services in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

As part of our financial services, we have adopted what we believe to be a new approach to credit risk management, through leveraging our big data and computing analytical capabilities, and have taken various other measures to monitor and limit credit risks. However, the risk of nonpayment of loans is inherent in the finance business, and we are subject to credit risks resulting from defaults by consumers. While we employ statistical modelling and big data to carefully assess credit risks, credit risks are exacerbated in microcredit and consumer financing because there is relatively limited information available about the credit histories of the borrowers. There can be no assurances that our credit assessment and risk management are or will be sufficient to result in lower delinquencies. As we expand into new sub-sectors of consumer financing, our limited operational experience and lack of familiarity with the new areas may render our risk management less effective, thus exacerbating our credit risks. Furthermore, our ability to manage the quality and the associated credit risks of our loan portfolio may have significant impact on our results of operations. Deterioration in the overall quality of loan portfolio and increased exposure to credit risks may occur due to a variety of reasons, including factors beyond our control, such as a slowdown in the growth of the PRC or global economies or a liquidity or credit crisis in the PRC or global financial sectors, which may adversely affect the liquidity of our borrowers or their ability to repay or roll over their debt. Any significant deterioration in the asset quality of our financial services business and significant increase in associated credit risks may have a material adverse effect on our business, results of operations and financial condition.

Our financial services business also faces additional operational risks with respect to illegal or fraudulent activities, such as illegally accessing and using another’s Baidu Wallet account, and providing false credit and other information or creating fictitious or “phantom” transactions with collaborators in order to obtain loans from us. Although we have implemented various measures to detect and reduce the occurrence of illegal or fraudulent activities, there can be no assurance that such measures will be effective in combating fraudulent activities. Significant increases in illegal or fraudulent activity could negatively impact our brand and reputation, lead us to take additional steps to reduce such risks, and cause us to incur additional expenses and costs, which may adversely affect our business, results of operations and financial condition.

Negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their debt collection practices and any failure by them to adequately protect the information of borrowers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in the internet finance industry, such as bankruptcies of companies providing similar services, or negative perception of the industry as a whole, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our business and results of operations.

If we fail to keep up with rapid changes in technologies and user behavior, our future success may be adversely affected.

Our future success will depend on our ability to respond to rapidly changing technologies, adapt our products and services to evolving industry standards and improve the performance and reliability of our products and services. Our failure to adapt to such changes could harm our business. In addition, changes in user behavior resulting from technological developments may also adversely affect us. For example, the number of people accessing the internet through mobile devices, including mobile phones, tablets, digital assistants and other hand-held devices, and television set-top devices, has increased in recent years, and we expect this trend to continue while 4G/5G and more advanced mobile communications technologies are broadly implemented. If we fail to develop products and technologies that are compatible with all mobile devices and operating systems, or if the products and services we develop are not widely accepted and used by users of various mobile devices and operating systems, our position in the mobile internet market may be adversely affected. In addition, the widespread adoption of new internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or integrate our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive, or consequently fail to retain users with products and service of exceptional quality, our future success may be adversely affected.

Interruption or failure of our own information technology and communications systems or those of third-party service providers we rely upon could impair our ability to provide products and services, which could damage our reputation and harm our results of operations.

Our ability to provide products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could interrupt our services. Service interruptions could reduce our revenue and profit and damage our brand if our systems are perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, wars, earthquakes, floods, fires, power loss, telecommunications failures, undetected errors or “bugs” in our software, computer viruses, interruptions in access to our platform through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. In February 2017, the service of Mobile Baidu was inaccessible to users for forty-three minutes due to a system failure, which adversely affected our user experience then.

Our servers, which are hosted at third-party or our own internet data centers, are vulnerable to break-ins, sabotage and vandalism. The occurrence of natural disasters or closure of an internet data center by a third-party provider without adequate notice could result in lengthy service interruptions. In addition, our domain names are resolved into internet protocol (IP) addresses by systems of third-party domain name registrars and registries. Any interruptions or failures of those service providers’ systems, which are beyond our control, could significantly disrupt our own services. If we experience frequent or persistent system failures on our platform, whether due to interruptions and failures of our own information technology and communications systems or those of third-party service providers that we rely upon, our reputation and brand could be severely harmed. The steps we take to increase the reliability and redundancy of our systems may cause us to incur heavy costs and reduce our operating margin, and may not be successful in reducing the frequency or duration of service interruptions.

More people are using devices other than personal computers to access the internet. If users do not widely adopt versions of our search technology, products and services developed for these devices, our business could be adversely affected.

The number of people who access the internet through devices other than personal computers, including mobile phones, smartphones, handheld computers, smart home devices and other smart devices, is increasing dramatically. The varying display sizes, functionality, and memory associated with some alternative devices may require us to tailor the user experience and interfaces to those devices and the versions of our products and services developed for these devices may not be compelling to users, manufacturers, or distributors of devices. Each manufacturer or distributor may establish unique technical standards for its devices, and our products and services may not work or be accessible on these devices. Some manufacturers may also elect not to include our products on their devices. In addition, search queries are increasingly being conducted through apps and services tailored to particular devices. A shift in user behavior to perform search queries on other devices or apps rather than a search engine could affect our share of the search market over time. As new devices and new platforms are continually being released, it is difficult to predict the future channels to access search. We may encounter challenges in developing versions of our products and services for use on these alternative devices, and we may need to devote significant resources to the creation, support, and maintenance of our products and services tailored for such devices. If we are unable to attract and retain a substantial number of alternative device manufacturers, distributors, and users to adopt and use our products and services, or if we are slow to develop products and technologies that are more compatible with alternative devices, we may fail to capture a significant share of an increasingly important portion of the market for online services, which could adversely affect our business.

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

Our search products and services link to materials in which third parties may claim ownership of trademarks, copyrights or other rights. Our audio and video player, Baidu Media Player, enables users to play multimedia files, which may be protected by copyright or other intellectual property rights. In addition, as we adopt new technologies and roll out new products and services, we face the risk of being subject to intellectual property infringement claims that may arise from our use of new technologies and provision of new products and services. Our products and services including those based on cloud computing technology, such as Baidu Netdisk, Baidu WenKu and Baidu Post Bar, allow our users to upload, store and share documents, images, audios and videos on our servers, or share, link to or otherwise provide access to contents from other websites, and we also operate distribution platforms whereby developers can upload, share and sell their applications or games to users. Although we have made commercially reasonable efforts to request users or developers to comply with applicable intellectual property laws, we cannot ensure that all of our users or developers have the rights to upload or share these contents or applications. In addition, we have been and may continue to be subject to copyright or trademark infringement and other related claims from time to time, in China and internationally.

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

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operations of our business. We are currently named as defendant in certain copyright infringement suits in connection with Baidu Netdisk, Baidu Post Bar, Mobile Baidu, iQiyi and certain other products or services. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” There is no guarantee that the courts will accept our defenses and rule in our favor. If there is a successful claim of infringement, we may be required to discontinue the infringing activities, pay substantial fines and damages and/or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation by third parties and/or negative publicity alleging our intellectual property infringement could have an adverse effect on our business, reputation, financial condition or results of operations. To address the risks relating to intellectual property infringement, we may have to substantially modify, limit or terminate some of our search services. Any such change could materially affect user experience and in turn have an adverse impact on our business.

We have been and may again be subject to claims and investigations based on the content found on our platform, the results in our paid search listings or other products and services we offer.

In addition to the content developed by ourselves and posted on our platform, our users are free to post information on Baidu Post Bar, Baidu Knows, Baidu Encyclopedia, Baidu WenKu and other sections of our platform, and our P4P customers may create text-based descriptions, image descriptions and other phrases to be used as text, image or keywords in our search listings, and users can also use our personal cloud computing service, Baidu Netdisk, to upload, store and share documents, images, audios and videos on our cloud servers. We have been and may continue to be subject to claims and investigations for intellectual property infringement, defamation, negligence or other legal theories based on the content found on our platform, the results in our paid search listings or our other products and services, which, with or without merit, may result in diversion of management attention and financial resources and negative publicity on our brand and reputation. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Furthermore, if the content posted on our platform or found, stored or shared through our other products and services contains information that government authorities find objectionable, our platform or relevant products or services may be shut down and we may be subject to other penalties. See “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and subject us to liability for information displayed on or linked to our platform and negative publicity in international media.”

We have been, and in the future may again be, subject to claims, investigations or negative publicity based on the results in our paid search listings. Claims have been filed against us after we allowed certain customers to register keywords containing trademarks, trade names or brand names owned by others and displayed links to such customers’ websites in our paid search listings. While we maintain a database of certain well-known trademarks and continually update our system algorithms and functions aiming at preventing customers from submitting a keyword containing the well-known trademarks that are owned by others, it is not possible for us to completely prevent our customers from bidding on keywords that contain trademarks, trade names or brand names owned by others. In 2016, PRC regulatory authorities required that we take several remedial measures, including: (i) immediately modifying our practice of providing online marketing services to medical, pharmaceutical, health care and other similar businesses, and refraining from providing online marketing services to medical organizations that do not have requisite qualifications from competent regulatory authorities; (ii) modifying our existing auction-based paid search practices, indicating clearly paid search results and the associated risks, and limiting the percentage of marketing information to no more than 30% on each web page; and (iii) establishing and enhancing user protection mechanisms and establishing a system to compensate users harmed by fraudulent marketing information. Such measures have had a negative impact on the number of customers and our revenues in the short term. In addition, there has been negative publicity about fraudulent information in our paid search listings. Although we have been continually enhancing our technology, control and oversight to prevent fraudulent websites, web pages and information from our paid search listings, there is no guarantee that the measures we have taken are effective at all times. Claims, investigations and negative publicity based on the results in our paid search listings, regardless of their merit, may divert management attention, severely disrupt our operations, adversely affect our results of operations and harm our reputation.

Our business may be adversely affected if we were found to have failed to fulfill the additional obligations under the new online advertising rules.

Although the PRC Advertising Law has not specified “paid search results” as a form of advertising, the Interim Administration Measures of Internet Advertising, or the Internet Advertising Measures, which was promulgated by the State Administration for Industry and Commerce and became effective on September 1, 2016, characterizes “paid search results” as a form of internet advertising from the perspective of regulating online advertising business. Pursuant to the Internet Advertising Measures, we are subject to additional legal obligations to monitor our P4P customers’ listings on our website during the course of our provision of P4P services. For example, we must examine, verify and record identity information of our P4P customers, such as name, address and contact information, and maintain an updated verification of such information on a regular basis. Moreover, we must examine supporting documentation provided by our P4P customers. Where a special government review is required for specific categories of advertisements before posting, we must confirm that the review has been performed and approval has been obtained. If the content of the advertisement is inconsistent with the supporting documentation, or the supporting documentation is incomplete, the advertisement cannot be published. Failure to comply with these obligations may subject us to fines and other administrative penalties. If advertisements shown on our platform are in violation of relevant PRC advertising laws and regulations, or if the supporting documentation and government approvals provided to us by our P4P customers in connection with the advertising content are not complete or accurate, we may be subject to legal liabilities and our reputation could be harmed. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Advertisements and Online Advertising.”

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

Our business may be adversely affected by third-party malicious or unintentional software applications that make changes to our users’ computers and interfere with our products and services. These software applications may change our users’ internet experience by hijacking queries to our platform, altering or replacing our search results, or otherwise interfering with our ability to connect with our users. The interference often occurs without disclosure to or consent from users, resulting in a negative experience, which users may associate with our platform. These software applications may be difficult to remove or disable, may reinstall themselves and may circumvent other applications’ efforts to block or remove them.

In addition, our business may be adversely affected by the practices of third-party website owners, content providers and developers which interfere with our ability to crawl and index their web pages and contents including applications. The ability to provide a superior user experience is critical to our success. If we are unable to successfully combat malicious third-party software applications that interfere with our products and services, our reputation may be harmed. If a significant number of website owners, content providers and developers prevent us from indexing and including their high-quality web pages and contents including applications in our search results, or if we cannot effectively combat web spam from low-quality and irrelevant content websites, the quality of our search results may be impaired, which may damage our reputation and deter our current and potential users from using our products and services.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. The protection of intellectual property rights in China may not be as effective as those in the United States or other countries. The steps we have taken may be inadequate to prevent the misappropriation of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us. Moreover, unauthorized use of our technology could enable our competitors to offer products and services that compete with ours, which could harm our business and competitive position. We have in the past resorted to litigation to enforce our intellectual property rights, and may have to do so from time to time in the future. There is no guarantee that the competent courts will accept our claims and rule in our favor. Such litigation may result in substantial costs and diversion of resources and management attention.

Our success depends on the continuing and collaborative efforts of our management team and other key personnel, and our business may be disrupted if we lose their services and are not able to find their successors in a timely manner.

Our success depends heavily upon the continuing services of our management team, in particular our chairman and chief executive officer, Robin Yanhong Li. If one or more of our executives or other key personnel are unable or unwilling to continue in their present positions and we are not able to find their successors in a timely manner, and our business may be disrupted and our financial condition and results of operations may be adversely affected. Competition for management and key personnel is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future.

If any of our executives or other key personnel joins a competitor or forms a competing company, we may not be able to successfully retain customers, distributors, know-how and key personnel. Each of our executive officers and key employees has entered into an employment agreement with us, containing confidentiality and non-competition provisions. If any disputes arise between any of our executives or key personnel and us, we cannot assure you the extent to which any of these agreements may be enforced.

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

As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic investments and acquisitions of businesses and assets that complement our existing business and help us execute our growth strategies. For example, we invested in Ctrip by exchanging our shares in Qunar for shares of Ctrip and subscribed for additional Ctrip shares in 2015 and 2016. We intend to make other strategic investments and acquisitions in the future if suitable opportunities arise. Investments and acquisitions involve uncertainties and risks, including:

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

We operate in the rapidly evolving internet industry, which makes it difficult to predict our future results of operations. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by companies in evolving industries. Some of these risks and uncertainties relate to our ability to:

•	maintain our leading position in the Chinese language internet search market;

•	offer attractive, useful and innovative products and services to attract and retain a larger user base;

•	attract users’ continuing use of internet search services;

•	retain existing customers and attract additional customers and increase spending per customer;

•	upgrade our technology to support increased traffic and expanded product and service offerings;

•	further enhance our brand;

•	respond to competitive market conditions;

•	respond to evolving user preferences or industry changes;

•	respond to changes in the regulatory environment and manage legal risks, including those associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	execute our strategic investments and acquisitions and post-acquisition integrations effectively;

•	attract, retain and motivate qualified personnel and maintain good relations with a young and growing work force; and

•	build profitable operations in new markets and other overseas internet markets we have entered into.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

Our historical growth rate may not be indicative of our future growth rate.

We have experienced substantial growth in recent years. Our total revenues grew at a compound annual growth rate of 33.4% from 2012 to 2016. Our growth was driven in part by the growth in China’s internet and online marketing industries, which may not be indicative of future growth or be sustainable. Our past growth rate may not be indicative of our future growth rate.

Our indebtedness could adversely affect our financial condition and our ability to obtain additional capital on reasonable terms when necessary.

As of December 31, 2016, we had an aggregate of US$6.4 billion of outstanding indebtedness that will mature between 2017 and 2025 and we may incur additional indebtedness in the future. Our current and future debt requires us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows to service such debt and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.

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

Our results of operations may fluctuate as a result of a number of factors, many of which are beyond our control. For these reasons, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected figures. Our results of operations in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Any of the risk factors listed in this “Risk Factors” section, and in particular the following factors, could cause our results of operations to fluctuate from quarter to quarter:

•	general economic conditions in China and economic conditions specific to the internet, internet search and online marketing industries;

•	our ability to continue to attract users to our platform despite the emergence of mobile applications and other services;

•	our ability to attract additional customers and increase spending per customer;

•	the announcement or introduction of new or enhanced products and services by us or our competitors;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;

•	the results of our acquisitions of, or investments in, other businesses or assets;

•

PRC regulations or government actions pertaining to activities on the internet, including various forms of entertainment, online payment and activities otherwise affecting our online marketing customers, and those relating to the products and services we provide;

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

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. The growth of the Chinese economy has slowed since 2012 and such slowdown may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth slowed to 6.7% in 2016. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Africa, Ukraine and Syria. There have also been concerns about the tensions in the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China and thus exiting the China market, and other economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.

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

We have transitioned to using our direct sales force to serve customers in some key geographic markets, such as Beijing, Shanghai, Suzhou and major cities in Guangdong Province. There is no assurance that our direct sales model in those markets will continue to be successful. If we fail to maintain an adequate direct sales force, retain existing customers and continue to attract new customers in those markets, our business, results of operations and prospects could be materially and adversely affected.

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

There is no assurance that our expansions into services provided by Baidu Nuomi and Baidu Deliveries will be successful.

Baidu Nuomi and Baidu Deliveries are important components of our transaction services. We have limited experiences in operating these services, as we started to participate in the relevant market in recent years. The success of Baidu Nuomi and Baidu Deliveries depends on our ability to:

•	respond to the changes in the rapidly developing market in China;

•	adopt a business model or adapt the existing model to meet the marketing demands;

•	expand the selection, price and popularity of local deals available on our platform;

•	acquire new users who purchase local deals on our platform, and retain our existing users and have them continue to purchase local deals on our platform;

•	attract new local merchants and retain existing local merchants to offer more local deals on our platform;

•	attract, train and retain qualified personnel, particularly management, technical, marketing, sales and customer service personnel with expertise that we need for our transaction services;

•

combat fraudulent or fictitious transactions, such as those aiming to artificially inflate the third-party sellers’ or service providers’ ratings on our platform and obtain sales-based monetary incentives provided by our platform; and

•	effectively compete with other companies that are currently in, or may in the future enter the businesses of providing transaction services.

We operate Baidu Nuomi and Baidu Deliveries in a highly competitive market. The players in this market may compete with us in a variety of ways, including adopting more aggressive pricing policies, devoting greater resources to marketing and promotional campaigns, investing more heavily in research and development, and making acquisitions for the expansion of their products and services. Increased competition such as the price war in the market may force us to lower the price we charge local merchants or provide more subsidized discounts to users, and require us to increase our marketing and promotional efforts and capital commitment, which would negatively affect our profitability. There can be no assurance that we will be able to compete effectively against current or future competitors, and such competitive pressures may have an adverse impact on our business, financial condition and results of operations.

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

We face certain risks inherent in doing business internationally, including:

•	difficulties in developing, staffing and simultaneously managing a foreign operation as a result of distance, language and cultural differences;

•	challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands;

•	challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them;

•	dependence on local platforms in marketing our international products and services overseas;

•	challenges in selecting suitable geographical regions for international business;

•	longer customer payment cycles;

•	currency exchange rate fluctuations;

•	political or social unrest or economic instability;

•	compliance with applicable foreign laws and regulations and unexpected changes in laws or regulations;

•	exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and potentially adverse tax consequences; and

•	increased costs associated with doing business in foreign jurisdictions.

One or more of these factors could harm our overseas operations and consequently, could harm our overall results of operations.

If we are unable to adapt or expand our existing technology infrastructure to accommodate greater traffic, content or additional customer requirements, our business may be harmed.

Our Baidu platform regularly serves a large number of users and customers and delivers a large number of daily page views. Our technology infrastructure is highly complex and may not provide satisfactory service in the future, especially as the number of users and customers increases. We may be required to upgrade our technology infrastructure to keep up with the increasing traffic on our Baidu platform, such as increasing the capacity of our servers and the sophistication of our software. If we fail to adapt our technology infrastructure to accommodate greater traffic or customer requirements, our users and customers may become dissatisfied with our services and switch to our competitors’ websites, which could harm our business.

If we fail to detect fraudulent click-throughs, our customers’ confidence in us could be damaged and our revenues could decline.

We are exposed to the risk of click-through fraud on our paid search results. Click-through fraud occurs when a person clicks paid search results for a reason other than to view the underlying content of search results. Although our anti-spam algorithms and tools can identify and respond to spam web pages quickly and effectively and thus capture and prevent some fraudulent click-throughs, there is no assurance that our anti-spam technology is able to detect and stop all fraudulent click-throughs. If we fail to detect fraudulent clicks or otherwise are unable to prevent this fraudulent activity, the affected customers may experience a reduced return on investments, or ROI, in our online marketing services and lose confidence in the integrity of our systems, and we may have to issue refunds to our customers. If this happens, we may be unable to retain existing customers or attract new customers for our online marketing services, and our online marketing revenues could decline. In addition, affected customers may also file legal actions against us claiming that we have over-charged or failed to refund them. Any such claims or similar claims, regardless of their merits, could be time-consuming and costly for us to defend against and could also adversely affect our brand and our customers’ confidence in the integrity of our systems. We experienced a number of incidents involving fraudulent click-throughs in recent years. Although the amount of revenue involved in these incidents was immaterial, such cases of fraudulent click-throughs, if occurring on a large-scale and widespread manner, may damage the reputation of our search ecosystem.

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

The internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. We transmit and store over our systems confidential and private information of our users, customers, distributors and Baidu Union members, such as personal information, including names, accounts, user IDs and passwords, and payment or transaction related information.

We are required by PRC law to ensure the confidentiality, integrity, availability and authenticity of the information of our users, customers, distributors and Baidu Union members, which is also essential to maintain their confidence in our online products and services. We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies. However, advances in technology, increased level of sophistication and diversity of our products and services, increased level of expertise of hackers, new discoveries in the field of cryptography or others could still result in a compromise or breach of the measures that we use. Because of our leading market position in the internet industry in China, we believe we are a particularly attractive target for security breaches and hacking attacks. We have experienced in the past, and may experience in the future, such attacks. In December 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. If we are unable to protect our systems, hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause loss or give rise to our liabilities to the owners of confidential information, such as our users, customers, distributors and Baidu Union members, subject us to penalties imposed by administrative authorities, and disrupt our operations. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2016. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2016. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have limited business insurance coverage.

The insurance industry in China is still at a development stage. Insurance companies in China offer limited business insurance products. We do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption may result in our incurring substantial costs and the diversion of our resources.

We face risks related to health epidemics, severe weather conditions and other outbreaks.

Our business could be adversely affected by the effects of avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions or other epidemic or outbreak. Health or other government regulations adopted in response to an epidemic, severe weather conditions such as snow storm, flood or hazardous air pollution, or other outbreaks may require temporary closure of our offices or internet cafes where many users access our platform. Such closures may disrupt our business operations and adversely affect our results of operations.

Risks Related to Our Corporate Structure

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect our business.

The PRC government restricts or imposes conditions on foreign investment in internet, value-added telecommunication-based online advertising, online audio and video services and mobile application distribution businesses. We and our PRC subsidiaries are considered foreign persons or foreign-invested enterprises under PRC foreign investment related laws. As a result, we and our PRC subsidiaries are subject to PRC legal restrictions on or conditions for foreign ownership of internet, value-added telecommunication-based online advertising, online audio and video services and mobile application distribution businesses. Due to these restrictions and conditions, we operate our platform and conduct value-added telecommunication-based online advertising, online audio and video services and mobile application distribution businesses in China through our consolidated affiliated entities. As all the nominee shareholders of our consolidated affiliated entities are either PRC citizens or PRC domestic enterprises, these entities are therefore considered as PRC domestic enterprises under PRC law. The “nominee shareholders” refer to those shareholders who have pledged their equity interest in our consolidated affiliated entities to us and entered into exclusive equity purchase and transfer option agreements with us as part of the contractual arrangements. Our contractual arrangements with our consolidated affiliated entities and the nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance. These contractual arrangements demonstrate our ability and intention to continue to exercise the ability to absorb substantially all of the profits and the expected losses of the affiliated entities. In 2014, 2015 and 2016, we derived approximately 27%, 31% and 35% of our total revenues, respectively, from our consolidated affiliated entities through contractual arrangements.

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

Since PRC law restricts or imposes conditions on foreign equity ownership in internet, value-added telecommunication-based online advertising, online audio and video services and mobile application distribution companies in China, we operate our platform and conduct our value-added telecommunication-based online advertising, online audio and video services and mobile application distribution businesses through our consolidated affiliated entities in China. We have no equity interest in any of these entities and must rely on contractual arrangements to control and operate the businesses and assets held by our consolidated affiliated entities, including the domain names and trademarks that have been transferred from our subsidiaries to our consolidated affiliated entities in accordance with requirements of PRC law. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, our consolidated affiliated entities and the individual nominee shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business, such as using the domain names and trademarks our subsidiaries have transferred to them or maintaining our platform, in an acceptable manner or taking other actions that are detrimental to our interests. If our consolidated affiliated entities or the individual nominee shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our consolidated affiliated entities, and we may lose control over the assets owned by our consolidated affiliated entities, including our Baidu.com domain name and website, and any other domain names and websites we have access to may not attract a large number of users and customers at the same level as Baidu.com. As a result, our ability to conduct our business may be materially and adversely affected, and we may not be able to consolidate the financial results of the relevant affiliated entities into our consolidated financial statements in accordance with U.S. GAAP, which may materially and adversely affect our results of operations and damage our reputation. In addition, we are in the process of updating the registration of new nominee shareholders of some consolidated affiliated entities with PRC governmental authorities, and we may not be able to claim against any third parties who acquire equity interests in good faith in the relevant consolidated affiliated entities from the original nominee shareholders before the new nominee shareholders are registered.

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

We are subject to enterprise income tax, or EIT, business tax, VAT, and other taxes in many provinces and cities in China and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. For example, if our P4P service is classified as a form of advertisement distribution service, we may be required to pay a cultural business construction fee, which is a 3% surcharge in addition to the applicable value-added tax. In addition, if this classification of P4P services were to be retroactively applied, we might be subject to sanctions, including payment of delinquent fees and fines for the revenues generated from our P4P services prior to the classification. Moreover, under the EIT Law, the PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. Particularly, the State Administration of Tax issued a Public Notice, or Public Notice 16, on March 18, 2015, to further regulate and strengthen the transfer pricing administration on outbound payments by a PRC enterprise to its overseas related parties. In addition to emphasizing that outbound payments by a PRC enterprise to its overseas related parties must comply with arm’s-length principles, Public Notice 16 specifies certain circumstances whereby such payments are not deductible for the purpose of the enterprise income tax of the PRC enterprise, including payments to an overseas related party which does not undertake any function, bear any risk or has no substantial operation or activities, payments for services which do not enable the PRC enterprise to obtain direct or indirect economic benefits, or for services that are unrelated to the functions and risks borne by the PRC enterprise, or relate to the protection of the investment interests of the direct or indirect investor of the PRC enterprise, or for services that have already been purchased from a third party or undertaken by the PRC enterprise itself, and royalties paid to an overseas related party which only owns the legal rights of the intangible assets but has no contribution to the creation of such intangible assets. Although we believe all our related party transactions, including all payments by our PRC subsidiaries and consolidated affiliated entities to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

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

As of the date of this annual report, we have made long-term loans in an aggregate principal amount of RMB7.7 billion (US$1.1 billion) to the nominee shareholders of our consolidated affiliated entities. We extended these loans to enable the nominee shareholders to fund the capitalization of these entities. Certain of our consolidated affiliated entities are currently going through governmental registrations and filings in connection with their recent increase of registered capital, which we anticipate will be completed in the next few months, and the increased portion of the registered capital will be funded promptly afterwards. We may in the future provide additional loans to the nominee shareholders of our consolidated affiliated entities in China in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans will depend on the profitability of these consolidated affiliated entities and their operational needs, which are uncertain.

We are in the process of registering the pledges of equity interests by nominee shareholders of some of our consolidated affiliated entities, and we may not be able to enforce the equity pledges against any third parties who acquire the equity interests in good faith in the relevant consolidated affiliated entities before the pledges are registered.

The nominee shareholders of each of our consolidated affiliated entities have pledged all of their equity interests in the relevant consolidated affiliated entities to our subsidiaries pursuant to equity pledge agreements under the contractual arrangements. An equity pledge agreement becomes effective among the parties upon execution. However, according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. We are in the process of registering the pledge relating to Baidu Netcom, as well as certain other consolidated affiliated entities, relating to recent increases of their registered capital and equity interest transfer, which we anticipate will be completed in the next few months. Prior to the completion of the registration, we may not be able to successfully enforce the equity pledge against any third parties who have acquired property right interests in good faith in the equity interests in the relevant consolidated affiliated entities.

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

Growth of China’s economy has been uneven, both geographically and among various sectors of the economy, and the growth of the Chinese economy has slowed down since 2012. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets.

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

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet and related business and companies.

The PRC government regulates the internet and related industry extensively, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, under certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

•

We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunications services in China, including online information services.

•

The licensing requirements relating to the internet business in China are uncertain and evolving. This means that permits, licenses or operations at some of our PRC subsidiaries and consolidated affiliated entities may be subject to challenge, or we may not be able to obtain or renew certain permits or licenses, including without limitation, a Value-Added Telecommunication Business Operating License, which is issued by the MIIT, an Internet News License, which is issued by the State Council News Office, a Short Messaging Service Access Code Certificate, which is issued by the MIIT, an Online Audio/Video Program Transmission License, which is issued by the State Administration of Press Publication, Radio, Film and Television, or the SAPPRFT, a Radio and Television Program Production License, which is issued by the SAPPRFT, a Surveying and Mapping Qualification Certificate for internet map services, which is issued by the National Administration of Surveying, Mapping and Geo-information, an Internet Culture Business Permit with the permitted scope of business covering online game operation and online game virtual currency issuance or trading, which is issued by the Ministry of Culture, an Internet Publication License, which is issued by the SAPPRFT, a Payment Service Permit, which is issued by the People’s Bank of China, a Qualification Certificate for Internet Drug Information Services, which is issued by provincial branch of the State Food and Drug Administration, and a China Air Transport Sales Agency Services Certificate, which is issued by China Air Transport Association. Failure to obtain or renew these permits and licenses may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

We provide value-added telecommunications services through our consolidated affiliated entities, which hold the required licenses. In July 2006, the MIIT issued the Notice of the Ministry of Industry and Information Technology on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. According to this notice, either the holder of a Value-Added Telecommunication Business Operating License or its shareholders must directly own the domain names and trademarks used by the license holder in its provision of value-added telecommunications services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain these facilities in the regions covered by its license. Baidu Netcom and Beijing BaiduPay Science and Technology Co., Ltd., or BaiduPay, our consolidated affiliated entities, own the necessary domain names and trademarks, including pending trademark applications and have the necessary personnel and facilities to operate our websites.

We operate application and mobile game platforms through certain of our consolidated affiliated entities. In September 2009, the GAPP (currently known as the SAPPRFT) together with several other government agencies issued a notice, or the Circular 13, prohibiting foreign investors from participating in online game operating businesses in China. Circular 13 expressly prohibits foreign investors from gaining control over or participating in PRC operating companies’ online game operations through indirect means, such as establishing joint venture companies, entering into contractual arrangements with or providing technical support to the operating companies, or through a disguised form. Other government agencies that also have the authority to regulate online game operations in China, such as the Ministry of Culture and the MIIT, did not join the GAPP in issuing the Circular 13. Due to the ambiguity among various regulations on online games and a lack of interpretations from the relevant PRC authorities governing online game operations, it is uncertain whether PRC authorities would consider our relevant contractual arrangements to be foreign investment in online game operation businesses. While we are not aware of any online game companies that use contractual arrangements similar to ours having been penalized or ordered to terminate operation by PRC authorities claiming that the contractual arrangements constitute control over, or participation in, the operation of online game operations through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future. If our relevant contractual arrangements were deemed to be “indirect means” or “disguised form” under the Circular 13, the relevant contractual arrangements may be challenged by the SAPPRFT or other governmental authorities. If our operation of mobile game platforms were found to be in violation of the Circular 13, the SAPPRFT, in conjunction with relevant regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases, suspending or revoking the relevant licenses and registrations.

As we enter into new businesses, we may encounter additional regulatory uncertainties. For example, it remains unclear whether the provision of online payment services by BaiduPay will require BaiduPay to apply for a Value-Added Telecommunication Business Operating License for “online data processing and transaction processing businesses” as provided in the Catalog of Telecommunication Businesses promulgated by the MIIT. However, Baidu Netcom, parent company of BaiduPay, has received a Trans-Regional Value-Added Telecommunication Business Operating License with a permitted operation scope covering online data processing and transaction processing businesses. Baidu Netcom plans to submit an application to allow its subsidiary BaiduPay to operate online data processing and transaction processing businesses in 2017. Another example, the current PRC legal framework on traffic and transportation does not cover autonomous cars or autonomous driving. Therefore, it remains uncertain what additional compliance requirements we need to meet in order to undertake a public road testing of our autonomous driving cars in China. There is also no guarantee that the public road testing of our autonomous driving cars in other locations fully complies with local laws and regulations. If our public road testing is deemed by local enforcement authority as a violation of the applicable traffic and transportation laws, we may have to suspend the testing, and the progress of our research and development of autonomous cars may be adversely affected.

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

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. While the Ministry of Commerce solicited comments on the draft, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company should be treated as a foreign-invested enterprise, or an FIE. According to the definition set forth in the draft, FIEs refer to enterprises established in China pursuant to PRC law that are solely or partially invested by foreign investors. The draft specifically provides that entities established in China (without direct foreign equity ownership) but “controlled” by foreign investors, through contract or trust for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must go through a market entry clearance by the Ministry of Commerce before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. However, an FIE, during the market entry clearance process, may apply in writing to be treated as a PRC domestic enterprise if its foreign investor(s) is/are ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.

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

Through our dual-class share structure, Mr. Robin Yanhong Li, our chairman, chief executive officer and principal shareholder, a PRC citizen, possessed and controlled 54.3% of the voting power of our company as of February 28, 2017. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the internet, value-added telecommunication-based online advertising, online audio and video services and mobile application distribution businesses, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as Ministry of Commerce market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

A number of our PRC subsidiaries and consolidated affiliated entities, such as Baidu Online Network Technology (Beijing) Co., Ltd., or Baidu Online, and Baidu Netcom are entitled to enjoy a preferential tax rate of 15% due to their qualification as “High and New Technology Enterprise,” which has a term of three years. If any or some of these PRC subsidiaries and consolidated affiliated entities fail to maintain the “High and New Technology Enterprise” qualification, their applicable EIT rate will be up to 25%. Furthermore, Baidu Online was entitled to a preferential income tax rate of 10% from 2013 to 2015 due to its “Key Software Enterprise” status designated by the relevant government authorities. Baidu China was also entitled to a preferential income tax rate of 10% for 2015 due to its “Key Software Enterprise” status designated by the relevant government authorities. Both Baidu Online and Baidu China will file with the local tax authority for the preferential tax rate of 10% for a “Key Software Enterprise” for 2016 before the end of May 2017, and will be subject to relevant governmental authorities’ assessment. However, there is no assurance that Baidu Online and Baidu China will continue to enjoy the preferential tax rate as a “Key Software Enterprise.” See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC Enterprise Income Tax.”

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

Under the EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The British Virgin Islands, where Baidu Holdings Limited, the direct parent company of our PRC subsidiaries Baidu Online and Baidu International Technology (Shenzhen) Co., Ltd., or Baidu International, is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, Baidu (Hong Kong) Limited, which directly owns our PRC subsidiaries Baidu China and Baidu Times, is incorporated in Hong Kong. However, if Baidu (Hong Kong) Limited is not considered to be the beneficial owner of dividends paid to it by Baidu China and Baidu Times under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC Enterprise Income Tax.” If our PRC subsidiaries declare and distribute profits earned after January 1, 2008 to us in the future, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

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

Baidu, Inc. is our holding company incorporated in the Cayman Islands. As a result of the holding company structure, it currently relies on dividend payments from our subsidiaries in China. However, PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and consolidated affiliated entities in China are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of foreign currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “—Governmental control of currency conversion may affect the value of your investment.” Furthermore, if our subsidiaries or consolidated affiliated entities in China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If our subsidiaries and consolidated affiliated entities in China are unable to pay dividends or make other payments to us, we may be unable to pay dividends on our ordinary shares and ADSs.

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

Baidu, Inc. is our offshore holding company conducting operations in China through our PRC subsidiaries and consolidated affiliated entities. We may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Loans by Baidu, Inc. or any of our offshore subsidiaries to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. Such loans to any of our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested enterprise is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested enterprise. Any medium or long-term loans by Baidu, Inc. or any of our offshore subsidiaries to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and SAFE, or their relevant local counterparts. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce or its local counterpart. Meanwhile, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions given the PRC legal restrictions on foreign ownership of internet, value-added telecommunication-based online advertising, online audio and video services and mobile application distribution businesses.

In June 2016, SAFE promulgated SAFE Circular No. 16, which removed certain restrictions previously provided under several SAFE circulars, including SAFE Circular No. 142, in respect of conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular No. 16 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, and providing loans to non-affiliated enterprises except as permitted in the business scope.

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

Our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulation Commission, or the CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Our revenues and costs are mostly denominated in RMB. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency, and foreign exchange losses reported in earnings for certain RMB denominated loans that overseas entities borrowed from our PRC entities. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce our earnings translated in the U.S. dollars, which in turn could adversely affect the price of our ADSs. Additionally, a depreciation of RMB against the U.S. dollar would result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated notes and other indebtedness into RMB, as RMB is our reporting currency.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial estimates by securities research analysts;

•	conditions in internet search and online marketing markets;

•	changes in the operating performance or market valuations of other internet search or internet companies;

•	announcements by us or our competitors or other internet companies of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	litigation, government investigation or other legal or regulatory proceeding; and

•	general economic or political conditions in China or elsewhere in the world.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct most of our operations in China and all of our executive officers reside outside of the United States.

We are incorporated in the Cayman Islands, and conduct most of our operations in China through our subsidiaries and consolidated affiliated entities in China. All of our executive officers and a majority of our directors reside outside of the United States and some or all of the assets of these persons are located outside of the United States. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of China upon our executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.

It may also be difficult or impossible for you to bring an action against us or against our directors and executive officers in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2016 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering. Our co-founder, chairman and chief executive officer, Robin Yanhong Li, who acquired our shares prior to our initial public offering, holds our Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate (as defined in our memorandum and articles of association) of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. In addition, if at any time Robin Yanhong Li and his affiliates collectively own less than 5% of the total number of the issued and outstanding Class B ordinary shares, each issued and outstanding Class B ordinary share will be automatically and immediately converted into one Class A ordinary share, and we shall not issue any Class B ordinary shares thereafter.

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

Although under certain interpretations of how one determines what portion of goodwill and certain other assets are treated as “passive,” we may have been a PFIC for 2015, we believe under more reasonable approaches for our circumstances, based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, that we were not a PFIC for our taxable year ended December 31, 2015. In addition, we do not believe that we were a PFIC for our taxable year ended December 31, 2016 even under the least favorable interpretations of what portion of goodwill and certain other assets are treated as “passive.” However, given the lack of authority and the highly factual nature of the analyses, no assurance can be given. We do not expect to be a PFIC for our taxable year ending December 31, 2017 or for the foreseeable future. However, our PFIC status for the current taxable year ending December 31, 2017 will not be determinable until the close of the taxable year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year).

If we were treated as a PFIC for any taxable year during which a U.S. Holder (defined below) held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

Item 4.	Information on the Company

A.	History and Development of the Company

We were incorporated in the Cayman Islands in January 2000. Since our inception, we have conducted our operations in China principally through Baidu Online, our wholly owned subsidiary in Beijing, China. Since June 2001, we also have conducted part of our operations in China through Baidu Netcom, a consolidated affiliated entity in Beijing, China, which holds the licenses and approvals necessary to operate our platform and provide value-added telecommunication-based online advertising services. In more recent years, we have established additional subsidiaries inside and outside of China and assisted in establishing additional PRC consolidated affiliated entities to conduct part of our operations.

On August 5, 2005, we listed our ADSs on The NASDAQ National Market (later renamed The NASDAQ Global Market) under the symbol “BIDU”. We and certain selling shareholders of our company completed the initial public offering of 4,604,224 ADSs, each then representing one Class A ordinary share, on August 10, 2005. On May 12, 2010, we effected a change of the ADS to Class A ordinary share ratio from 1 ADS representing 1 Class A ordinary share to 10 ADSs representing 1 Class A ordinary share. The ratio change has the same effect as a 10-for-1 ADS split. Our ADSs are currently traded on The NASDAQ Global Select Market.

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

In November 2012, we obtained the controlling interest in Qiyi.com, Inc., or iQiyi, a prior equity method investee, and have since then consolidated its financial results into our consolidated financial statements. In May 2013, we acquired the online video business of PPStream Inc., or PPS, and have merged it with iQiyi and have since then consolidated its financial results into our consolidated financial statements. In the first quarter of 2017, iQiyi completed the issuance of certain convertible notes to a group of investors for an aggregate investment amount of US$1.53 billion, and we invested US$300 million in iQiyi as part of the note issuance.

In October 2013, we acquired 100% equity interest of 91 Wireless from NetDragon Websoft Inc., or NetDragon, and the other shareholders of 91 Wireless, and have since then consolidated its financial results into our consolidated financial statements.

We consolidated the financial results of Qunar, an online travel services provider, in our consolidated financial statements from July 2011 to October 2015. In July 2011, we acquired a majority stake in Qunar. In November 1, 2013, Qunar listed its ADSs, each representing three Class B ordinary shares of Qunar, on NASDAQ in connection with its initial public offering. In October 2015, we completed a share exchange transaction with Ctrip, in which we exchanged 178,702,519 Class A ordinary shares and 11,450,000 Class B ordinary shares in Qunar for 11,488,381 newly-issued ordinary shares of Ctrip, at an exchange ratio of 0.725 Ctrip ADSs per Qunar ADS. As a result of the transaction, we have ceased consolidating the financial results of Qunar, and we have become a major shareholder of Ctrip since October 2015. We subsequently acquired additional ordinary shares of Ctrip in 2016.

B.	Business Overview

We are the leading Chinese language internet search provider. As a technology-based media company, we aim to provide the best and most equitable way for people to find what they are looking for. We provide our users with many channels to access information and services. In addition to serving individual internet search users, we provide an effective platform for businesses to reach potential customers.

Our business currently consists of three segments, namely, search services, transaction services and iQiyi. Search services are keyword-based marketing services targeted at and triggered by internet users’ search queries, which mainly include our P4P services and other online marketing services. Transaction services include Baidu Nuomi, Baidu Deliveries, Baidu Mobile Game, Baidu Wallet, Baidu Maps and others. iQiyi is an online video platform with a content library that includes licensed movies, television series, cartoons, variety shows and other programs.

Our Baidu.com website is the largest website in China and the fourth largest website globally, as measured by average daily visitors and page views during the three-month period ended December 31, 2016, according to Alexa.com, an internet analytics firm. In addition, our “Baidu” brand is one of the highest ranking brands in China in BrandZ Top 50 Most Valuable Chinese Brands 2016, a study published by Millward Brown Optimor, a brand strategy research company.

We conduct our operations primarily in China. Revenues generated from our operations in China accounted for approximately 99.5%, 98.9% and 97.8% of our total revenues in 2014, 2015 and 2016, respectively.

We serve four types of online participants:

Users. We offer Chinese language search on our Baidu platform that enables users to find relevant information online, including web pages, news, images, documents and multimedia files, through links provided on our website. We also offer transaction platforms, such as Nuomi.com, to connect online and offline services provided by third-parties. We provide a broad range of products and services to enrich user experience, including search services, transaction services and iQiyi. Our products and services can be accessed through PCs and mobile devices. We aspire to provide the best experience to our users. To this end, we have invested in advanced technology such as artificial intelligence and deep learning.

Customers. We deliver online marketing services to a diverse customer base operating in a variety of industries. In 2016, we had approximately 982,000 active online marketing customers. Consistent with previously reported numbers, the number of active online marketing customers excluded those for our group-buying and delivery related businesses. Our online marketing customers consist of SMEs throughout China, large domestic companies and Chinese divisions and subsidiaries of large, multinational companies. We have a diverse customer base in terms of industries and geographical locations. Our defined industries in which our customers operate include retail and ecommerce, local services, medical and healthcare, network service, financial services, education, online games, transportation, construction and decoration, and business services. Customers in our top five industries contributed approximately 50% of our total online marketing revenues in 2016. Although we have customers located throughout China, we have a more active and larger customer base in coastal regions, reflecting the current general economic demographics in China.

Customers for our transaction services primarily consist of merchants that act as service providers on our transaction platforms, such as Nuomi.com. The merchants that operate on our transaction platforms mainly cover businesses such as restaurants, hotels and cinemas.

Customers for iQiyi primarily consist of advertisers, who are counted as part of our online marketing customers and subscription users of online video contents.

We reach and serve our customers through our direct sales force as well as a network of third-party distributors across China. As many of our customers are SMEs, we use distributors to help us identify potential SME customers, collect payments and assist SMEs in setting up accounts with us and using our online marketing services. We have also engaged third-party agencies to identify and reach potential customers outside of China. Customers use our products and services through PCs and mobile devices. Mobile revenues accounted for 63.2% of our total revenues for 2016.

Since early May 2016, we have been implementing measures to improve customer quality and foster a healthy environment to enhance user experience and drive long-term sustainable growth. We have taken proactive measures requiring all customers on our platform to submit ICP licenses and verify enterprise bank accounts. The implementation of new and stricter regulations on online marketing and our self-imposed proactive measures will have a short-term impact on our business. We believe these measures will be beneficial in the long term, and we remain confident in our long-term outlook, underpinned by our fundamental value proposition of search and our ongoing investments in technology.

Baidu Union Members. Baidu Union consists of a large number of third-party web content, software and mobile application providers. Baidu Union members can display on their properties our customers’ promotional links that match the content of such members’ properties. Some Baidu Union members also embed some of our products and services into their properties. We allow Baidu Union members to provide high-quality and relevant search results to their users without the cost of building and maintaining advanced search capabilities in-house and to monetize their traffic through revenue sharing arrangements with us. We reward Baidu Union members by sharing with these members revenues as a percentage of total revenues recognized by us. Because we have implemented measures to deliver a better user experience and build a safer and more trustworthy platform for users since May 2016, the revenue contributed by Baidu Union members slightly decreased in 2016.

Content Providers. Our content providers mainly consist of video copyright holders, map data owners, apps owners who list their apps on our app store for users to download, users who contribute their valuable and copyrighted content to our products, and self-media authors such as those who publish their content through Baijiahao accounts. These content providers contribute rich contents and resources to our content ecosystem, and in return we provide a broad platform for them to present their content. If we generate revenue from utilizing third-party contents, we will purchase these contents or share revenue with the content providers based on the terms of pre-agreed contracts.

Search Services

Search Products and Services for Users

We focus on offering products and services that enable our users to find relevant information quickly and easily. We offer our main products and services to users through Baidu.com free of charge generally. These products and services can be accessed through PCs, mobile and other non-mobile devices.

Baidu Web Search. Baidu’s web search allows users to locate information through search queries. After typing a search query, users generally receive a list of ranked search results, which may include our customers’ content presented in a specific format. Users can then access the desired information by examining the returned search snippets, or clicking on the hypertext links displayed in the search results. The number of average monthly active users of mobile search, defined as users who used the service at least once in a given month, was approximately 665 million for December 2016, an increase of 1.7% over the corresponding period in the prior year.

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

•	Scene-based Search—provides users with an information and service aggregation of different aspects of one query. Users may access rich resources more conveniently and enjoy the immersive experience.

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

In order to improve mobile user experience, we have also undertaken a series of product innovations and developments, including but not limited to, the following features:

•

Enriched Services—are connected with our mobile search function, such as takeout delivery, movie ticket bookings, hotel reservations, flight bookings, home services and other types of local lifestyle services, which expand the usefulness of our search services. We also select and recommend suitable services to users based on their interest, location, time of the day and other mobile situational traits in order to improve user experience.

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

•

Results from Mobile Applications—complements resources from traditional web pages. Our mobile search can obtain and present unique information in mobile applications. Users can view search results from mobile applications and launch such applications directly, if they are already installed on the mobile device, or download such mobile applications.

•

Re-formatting of Search Results—allows us to improve the mobile viewing experience and information gathering efficiency of users by processing and re-formatting search results into compatible and easy-to-read content for mobile device users.

•

Newsfeed for users—Newsfeed provides users with personalized newsfeed to meet their personal interests reflected in their past online behaviors, such as search and browsing, and their demographics. Newsfeed brings users fresh, tailored content, creating a virtuous cycle of content push-and-pull. Newsfeed complements our core search products and existing content ecosystem, and contributes strongly to user loyalty.

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

Baidu Post Bar. Baidu Post Bar is a social media platform that attracts users through topics of common interest. Users post text, image, audio and video content and reply to original content, thus forming social networks around topics of discussions. Baidu Post Bar draws new users through close integration with search and user-generated content. Baidu Post Bar has become a leading platform for celebrity fans, online game players, online novel readers and virtual local communities as well as a platform that reflects current cultural trends.

Baidu Knows. Baidu Knows provides users with a query-based searchable community to share knowledge and experiences. Through Baidu Knows, registered users can post specific questions for other users to respond as well as respond to questions posted by others. Baidu Knows is accessible through both web page and mobile application. Baidu users can also search, read and browse questions and answers contributed by registered users of Baidu Knows. Baidu Knows has also invited institutional and personal experts in many fields such as medical care, maternal and child health, education, finance and law to address users’ questions.

Baidu Encyclopedia. Baidu Encyclopedia is an evolving encyclopedia compiled by registered users. Registered users can share their knowledge by adding new terms and new content in Baidu Encyclopedia. Baidu

Encyclopedia’s contents are generated by registered users who are experts in their respective fields, including medical care and studio arts. Baidu users can also search, read and browse all terms and content contributed by registered users of Baidu Encyclopedia. Baidu Encyclopedia has produced a number of characteristic columns, such as Encyclopedia of Intangible Cultural Heritage, Digital Museum, Recorder of History, etc., which aim to meet the high-quality content requirements of users.

Baidu WenKu. Baidu WenKu is an online document sharing platform, through which registered users of our Baidu platform can search, browse or read, by categories, documents in various formats such as Microsoft WORD, PDF and Microsoft Excel. Baidu WenKu also allows registered users to upload documents to and download from this user-created documents database. Taking advantage of big data and artificial intelligence technology, Baidu WenKu actively recommends content and provides personalized resources to enable our users to easily find what they are looking for.

Hao123.com. Hao123.com is a popular Chinese website directory navigation site in China.

Mobile Baidu. As one of our flagship mobile applications, Mobile Baidu, formerly named Baidu Mobile Search, enables users to access our search, news-feed contents and services using mobile devices, including WAP-enabled mobile phones. Mobile Baidu supports text, voice and image search to better serve users of mobile devices. The updated Mobile Baidu app features enhanced voice input, improved news-feed display and a more personalized mobile home page.

Baidu Mobile Assistant. Baidu Mobile Assistant is a mobile application marketplace designed for Android mobile devices. The platform offers an extensive and diversified array of applications, and selects and recommends high-quality applications based on big data analytics. Baidu Mobile Assistant presents contents of applications to users, helping them to find the most suitable applications. Baidu Mobile Assistant helps improve users’ phone management, allowing users to download, upgrade, manage and delete applications easily and conveniently. Additionally, Baidu Mobile Assistant helps users connect to shared WiFi hotspots, optimize device memory and clean junk files.

Baidu Mobile Guardian. Baidu Mobile Guardian is a comprehensive phone security software, using mobile anti-virus technology. It can provide users with free system optimization, mobile handset accelerator, garbage data cleaning, system vulnerability defense, virus sweeper, data privacy, harassing phone intercept, secure payment and other features. Throughout 2016, Baidu Mobile Guardian was recognized as one of the top-ranked players by AV-Test, an authoritative international testing organization.

Duer. Duer is an intelligent personal virtual assistant that provides secretarial search service to users. Duer provides high-quality personal assistant services such as performing tasks, information seeking, answering questions and casual chatting through conversational/voice user interface. Its implementation leverages our search, natural language processing and speech technologies, as well as image recognition and other machine learning technologies.

Baijiahao. Baijiahao is a platform for content owners to publish contents and manage their fans. Baijiahao not only supports various content formats, including characters, pictures, graphs, video, live broadcast, augmented reality and virtual reality, but also provides smart writing assistant and copyrights protection to content owners. The contents gathered in Baijiahao are integrated with users, personalized search results. In addition, Baijiahao can help content owners to interact with their fans and arrange marketing campaigns.

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

P4P. Our auction-based P4P services enable our customers to bid for priority placement of their paid sponsored links. Our P4P platform enables our customers to reach users who search for information related to their products or services. Customers may use our automated online tools to create text/image-based advertisement of their web pages and bid on keywords that trigger the display of their web page information and links. Our P4P platform features an automated online sign-up process that allows customers to activate and manage their accounts at any time.

Our P4P platform is an online marketplace that introduces internet search users to customers who bid for priority placement of paid sponsored links in the search results. Links to customers’ websites are ranked according to a comprehensive ranking index, calculated based on the quality factor of a sponsored link for a search query in addition to the price bid on that keyword. The quality factor of a sponsored link for a search query is determined based on the relevance, quality, customer reviews, credibility of customers and certain other factors. The relevance is determined based on our analysis of past search and click-through results. Our P4P online marketing customers may choose to set a daily limit on the amount spent and may also choose to target only users accessing our website from specified regions in China and/or during specific time period of the day.

Phoenix Nest, one of our current online marketing systems, is designed to improve relevance in paid search and increase value for customers, thus driving monetization efficiency. We have made enhancements continually to our Phoenix Nest platform. We have opened online marketing on mobile search to all customers to allow them to promote their products and services. In order to help customers achieve better ROI from mobile search campaigns, we provide a series of special management tools in Phoenix Nest, including upgraded site building tool such as SiteApp for enhanced user experience, online chatting tool for better user engagement, mobile statistics analysis tool for enhanced conversion tracking, and performance reporting for managing campaign effectiveness. We have provided additional geo-targeting options in Phoenix Nest to enable customers to engage in city-level and distance proximity bidding. Moreover, we have launched Phoenix Nest App (Android and iOS) allowing customers to manage their online marketing anywhere and anytime. Leveraging on our ability to precisely recognize the search intent of users and matching the intent with the website content of the customers, our dynamic marketing solutions (Products Ads) present marketing content in varying formats, including living images, product discount information, and photo and textual illustrations of specific merchandise.

In 2016, we further upgraded Phoenix Nest by incorporating artificial intelligence technology. Using big data to analyze internet users’ intentions and scenarios, we can recommend personalized products and services, and stimulate demands of internet users, which increases our customers’ website traffic. Since we can identify internet users’ demands and also understand our customers’ business, we are able to provide intelligent and creative services by automatically generating creative ideas that directly respond to the needs of internet users and thus achieve fully automated machine writing of customer marketing materials.

Local Express. Local Express provides merchants with a turn-key solution to easily participate in our online marketing and transaction services, without high start-up costs or the need for infrastructure investment. Local Express merchant accounts can be accessed by users via search, Baidu Maps and Baidu Nuomi. Local Express helps local merchants to reach users more effectively.

Baidu Newsfeed. Baidu Newsfeed can help customers precisely target the right newsfeed users based on their personal interests reflected in their past online behaviors, such as search and browsing, and their demographics, and deliver in-feed ads to target users. Appearing below the Baidu search box in Mobile Baidu, Baidu Newsfeed complements our core search products and existing content ecosystem and enables us to access alternative advertisers, such as real estate customers. The news-feed platform has grown rapidly since its launch in May 2016, in terms of content volume, user numbers and average user time spent. Baidu Newsfeed, together with P4P services and Local Express, offers our customers a complete and integrated marketing solution and builds a full marketing closed loop from stimulating and guiding demands to promoting transformation.

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

Online Marketing Services Based on Contextuals, Audience Attributes, Media and Placement Attributes

Online marketing services based on contextuals, audience attributes, media and placement attributes refer to our programmatic marketing service transaction system, which is composed of four part: supply-side platform (SSP); demand-side platform (DSP); Baidu exchange service platform (BES); and data-management platform (DMP).

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

Other Search Products and Services for Customers

Baidu Cloud. Baidu Cloud is a cloud computing platform that offers IaaS (Infrastructure as a Service), PaaS (Platform as a Service) and SaaS (Software as a Service) to enterprise customers and developers to build, test and deploy applications on our scalable and reliable infrastructure. Baidu Cloud is based on the same cloud computing technology that supports our search and marketing system. Baidu Cloud provides a comprehensive set of product services, such as IaaS-like computing, storage and network, PaaS-like security, database, data analysis, multimedia, mobile application development, IOT, marketing cloud and AI platform. SaaS, serving as marketing cloud, enables our customers to buy applications as they need.

Transaction Services

We offer products and services that enable or facilitate our users and customers to conduct online and offline transactions.

Baidu Nuomi. Baidu Nuomi offers multiple services and products to its users, including entertainment (such as film, transportation ticketing and tourism), dining, hotel reservation, health and beauty services. Baidu Nuomi users can access the services through Nuomi.com, Baidu Nuomi’s mobile application and additional channels such as Mobile Baidu and Baidu Maps.

Baidu Nuomi is part of our services ecosystem, and is integrated with Baidu Search and Baidu Maps, which helps provide more user services, including supporting Baidu Search and Baidu Maps. Baidu Nuomi supports Baidu Search with richer, more localized results, enhancing mobile search’s role. Baidu Nuomi supports Baidu Maps by contributing a large number of points of interest, and has added advanced, AI-driven features such as customized restaurant and retail store recommendations.

Baidu Deliveries. Baidu Deliveries, formerly branded as Baidu Takeout Delivery, is an online platform on which users can order food deliveries from a wide range of quality restaurants and vendors. Leveraging our map, big data, artificial intelligence and other technology capabilities, Baidu Deliveries is able to provide users with personalized restaurant selection as well as reliable deliveries through our proprietary Intelligent Real-time Delivery Network system. In addition to food, Baidu Deliveries has also expanded its delivery services into other product categories, such as grocery stores, convenience stores, flower shops, as well as other on-demand courier related services. When accessing from mobile devices, users can search for restaurants or other local merchants based on their locations.

Baidu Wallet. Baidu Wallet, formerly branded as BaiduPay, provides online and mobile payment services and enables our users to complete a closed loop transaction in a seamless manner. Through integration with Baidu and third-party products, Baidu Wallet fulfills payment in a wide array of scenarios, including purchases of movie tickets, services provided by Baidu Nuomi, Baidu Deliveries and daily commutes. Baidu Wallet has continued to grow, reaching 100 million activated accounts as of December 31, 2016.

Baidu Consumer Credit. Baidu Consumer Credit offers education loans and consumer financing in industry sectors such as travel, beauty, home decoration and home rentals, through partnership with a large number of educational institutions and other companies and merchants. We are creating an innovative platform to provide internet financial services, which give our users more convenience and faster approval, with the help of our AI-based risk control technologies including facial and fingerprint recognition, optical character recognition (OCR) of identification documents, and live detection.

Baidu Wealth Management. We aim to provide more fair, more creditworthy and more transparent wealth management service to investors by leveraging our strengths in big data and technology. For our customers, we analyze their risk profiles using our own artificial intelligence technology. For investment products, we use Baidu data analytical capabilities to more holistically analyze their potential risks and returns. Furthermore, we have established a team of experienced wealth management professionals to serve our customers.

Baidu Maps. In 2016, Baidu Maps data is mainly collected by ourselves, complemented by third-party suppliers and web information. Baidu Maps provides users with services relating to locations, routes, and local merchants on their PCs and mobile devices in both offline and online modes. Baidu Maps for mobile devices (Baidu Mobile Maps) increasingly serves as a gateway for users to conduct local searches. Baidu Maps also provides indoor maps for large shopping malls. In addition to Mainland China, Baidu Maps coverage has expanded to over 200 countries and regions to serve Chinese travelers overseas. It has an open platform that integrates location-based services from third-party partners. Baidu Maps also works with developers and provides open map services to third-party apps and websites. The number of monthly active users of Baidu Mobile Maps, defined as users who used the service at least once in a given month, was approximately 341 million for December 2016, an increase of 13% over the corresponding period in the prior year.

Baidu Mobile Game. Baidu Mobile Game platform collaborates with Chinese and international licensed content providers to provide a diverse array of licensed and healthy games to users, hosting dedicated mobile channels and up-to-date licensed games, and has attracted a large community of mobile game players. Our platform connects users with game content providers and we share revenues from game operations with game developers on our platform.

Baidu Netdisk. Baidu Netdisk, our personal cloud computing service, allows users to upload documents, images, audios and videos to its cloud servers, stores the uploaded data with security control and provides real-time back-ups, and making the data accessible across different devices including tablets, smartphones and desktops. Users can also share their data through Baidu Netdisk. In 2016, Baidu Netdisk launched super membership services and a series of new member benefits.

International Products and Services. We offer numerous mobile products and services for emerging and developed markets around the world. Our smartphone applications for overseas markets include DU Battery Saver, DU Speed Booster, ES File Explorer, Photo Wonder, Simeji Japanese input method, and others. In early 2016, we introduced our mobile advertising platform DU Ad Platform to Android developers outside of China. DU Ad Platform is now available for developers in approximately 200 countries and regions worldwide.

iQiyi

iQiyi and PPS. Established in April 2010, iQiyi is a leading online video platform in China, streaming both licensed and self-made movies, television series, variety shows, cartoons and other contents, which are either produced by iQiyi or provided by content providers under licensing arrangements. iQiyi is dedicated to serving Chinese users with the best possible online video experience, along with various services, such as reading, gaming, social network, movie ticketing, live streaming and e-commerce business. iQiyi provides online community services to facilitate user communication and interaction. Users can search and watch ad-supported iQiyi.com videos free of charge. Paying subscribers can enjoy premium services on iQiyi, including ad-free video streaming and access to premium content. In May 2013, we acquired the online video business of PPS and have merged PPS with iQiyi. Following the merger, PPS has operated as a sub-brand of iQiyi. iQiyi’s mobile application maintained its industry leadership with 125 million daily active users, 480 million monthly active users, and 335 billion minutes monthly user time in December 2016, according to Alexa.com, an internet analytics firm.

Sales and Distribution

We offer search and transaction services directly and through our distribution network. We have direct sales presence in Beijing, Shanghai, Suzhou and major cities in Guangdong Province, covering the major regional markets for our online marketing services.

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

Transaction services reach customers and promote our transaction services via distributors in most cities because customers in these areas are geographically diverse and fragmented. Our distributors identify customers and assist customers to set up accounts in order to improve market share and penetrate rate in these areas. We also provide transaction services directly in several first and second tier cities based on the high population concentration and well-constructed infrastructure.

Marketing

We focus on continually improving the quality of our products and services, as we believe satisfied users and customers are more likely to recommend our products and services to others. Through these efforts and the increased use of internet in China, we have built our brand with modest marketing expenditures.

We have implemented a number of marketing initiatives designed to promote our brand awareness among potential users, customers and Baidu Union members. In addition to our brand positioning in the market, we have also initiated a series of marketing activities to promote our products and technologies among existing and potential users and customers. In the Baidu World Conference held in September 2016, we showcased Baidu artificial intelligence platform, “Baidu Brain,” and its key functions, and announced that we would open its key capabilities and underlying technologies to developers and enterprises. At the Wuzhen Internet Conference held in November 2016, we operated the first experience station for Baidu autonomous driving cars and demonstrated the technology capacities and concepts of Baidu autonomous driving cars. In November 2016, we held Baidu Moments Sales Summit and published a new Baidu commercial brand “powered by intelligence” and promoted our Baidu Newsfeed advertisement strategy. At the ABC Summit held on November 30, 2016, we introduced the ABC concept of future information technology development, i.e., AI, big data, and cloud computing.

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

China-based Internet Companies. Chinese internet companies, such as Alibaba, Tencent, Sohu, Qihoo 360 and ByteDance, offer a broad range of online services, including search services. These companies have widely recognized brand names in China and significant financial resources. We compete with these portals primarily for user traffic, user time, display advertisement and online marketing.

Other Advertising Media. Other advertising media, such as newspapers, yellow pages, magazines, billboards, other forms of outdoor media, television, radio and mobile applications compete for a share of our customers’ marketing budgets. Large enterprises currently spend a relatively small percentage of their marketing budgets on online marketing as compared to other advertising media.

For transaction services, our primary competitors include China-based internet companies such as Meituan-Dianping, Elema, Koubei, AutoNavi, Alipay and Weixin Pay. We leverage our user traffic, product design and various market campaigns to enhance users’ reliance on our platforms and services.

For iQiyi, our primary competitors include companies that operate online video websites in China, such as Youku-Tudou and Tencent Video. We compete with these market players for both users and advertisers primarily on the basis of user base and demographics, quality and quantity of video content, brand name and user experience.

Technology

We operate four research labs under the umbrella of Baidu Research, the Augmented Reality (AR) Lab, the Silicon Valley Artificial Intelligence (AI) Lab, the Beijing Deep Learning Lab and the Beijing Big Data Lab. We established the Baidu Institute of Deep Learning, currently known as the Beijing Deep Learning Lab, in January 2013. We opened the Silicon Valley AI Lab in May 2014, enhancing our research and development capabilities in Silicon Valley. In August 2014, we and the United Nation announced and started strategic cooperation and jointly established the Big Data Lab. In January 2017, we announced the establishment of our AR Lab focusing on augmented reality technology.

In 2015, our autonomous driving project at the Beijing Deep Learning Lab reached a key milestone by completing rigorous fully autonomous tests under a variety of complex environmental conditions. We have been recognized as one of the leading AI innovators globally after investing in AI for many years. In 2016, we established our Autonomous Driving Business Unit.

We have developed a proprietary technological infrastructure which consists of technologies for web search, mobile, P4P, targetizement, large-scale systems, AI and autonomous driving technology. Our established infrastructure serves as the backbone for both our PC and mobile platforms.

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

Ranking. We compare search queries with the content of web pages to help determine relevance. We have significantly improved the relevancy and freshness of ranking using our machine learning modules to analyze the rich internet and user interaction data and prioritize the search results. For example, our technology determines the proximity of individual search terms to each other on a given web page, and prioritizes results where the search terms are near each other. Other aspects of a page’s content are also considered. We have innovatively applied our machine learning technology to better understand the semantics beyond simple text of the keywords inputted by our users, allowing us to provide more relevant search results to users. Starting from 2013, we applied deep learning technology in our search ranking system, and such technology is playing an increasingly important role in search.

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

Knowledge Graph. We build our knowledge graph by extracting and aggregating the content from multiple sources and classify them into billions of entities, where each entity is a well-defined structure data, consisting of various attributes and operations. We also developed applied technology based on our knowledge graph that uses existing data and generates rich new knowledge to satisfy the demands of users. Our knowledge graph provides powerful connection between entities and online services in a wide range of areas.

Natural Language Processing. We analyze and understand user queries and web pages by using various natural language processing techniques, including, among others, word segmentation, named entity recognition, entity linking, syntax and semantic analysis, sentiment analysis, summarization, generation, paraphrasing and language dependent encoding, all of which enhance the accuracy of our search results. For Q&A type searches, we provide relevant and in-depth answers to search inquiries by using our deep analysis and learning technology to locate, summarize and consolidate relevant information from massive data. For voice search, we understand user queries via context-aware analysis and provide answers via dialogue management and generation technologies. For feed recommendation, we model both users and contents from a variety of semantic perspectives to improve the accuracy and diversity of recommendations.

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

MIP (Mobile Instant Pages) is a set of open technical standards applying to mobile webpages, which accelerates the loading of mobile webpages by adopting MIP-HTML norms, MIP-JS operating environment and MIP-Cache system. When mobile websites use this backend technology, the speed at which they can be visited from both Baidu Search and Baidu Newsfeed is improved significantly. This not only enhances user experience, but also increases websites’ page visit traffic. Nearly one billion webpages have adopted this technology to optimize user experience in China.

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

Phoenix Nest is designed to generate more relevant results. Phoenix Nest helps customers more easily find users’ favorite search terms to bid on, and provides customers with more tools for budget management and more data for the effective measurement of ROI. We have been continually improving our click-through rate, or CTR, estimation technology. For example, we have introduced deep neutral network, or DNN, technology into our CTR estimation. We have also developed a new generation Phoenix Nest deep learning network CTR estimation modeling system, which enables the estimation of clicks on different combinations of advertisement materials and significantly improved the timeliness of the model estimations. In 2016, we were the first to introduce FPGA (Field-Programmable Gate Array) into CTR model-based online services to optimize the click-through rates in online marketing, which has significantly improved users experience.

Generative Triggering Model, which includes query rewrite and auto-trigger technologies, has broken the status quo where traditional index-trigger is unduly restricted by literal meaning, and instead formed a sophisticated set of real-time sequence deep learning system to fully understand the search intent of users, enabling more accurate match between search intents and search results. We continue to enrich our business knowledge database in order to better understand the search intent of our users, and to present dynamic results in order to satisfy user demand, enhancing the realization of long-tail website flow.

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

Artificial Intelligence (AI)

We have been investing in AI for many years and have been recognized as one of the leading AI innovators globally. AI enables computers to simulate the working mechanisms of human brains, and to learn and be trained with extremely complicated models. The core AI technology is AI supercomputer, which is a super-speed heterogeneous computing cluster designed for AI-based applications and has integrated heterogeneous computing server, GPU Box and FPGA, among others developed by us in house. Currently, our AI mainly comprises three types of technologies, namely, parameter, sample and feature training, computing capabilities (servers and GPU clusters) and big data (webpages, search data, image and video data and locating data). Integrating these three types of AI technologies, we are able to apply AI into areas such as natural language processing, speech recognition, image recognition processing, user portrait and other capabilities. Our Conversational Interfaces has been recognized by MIT Technology Review as one of the ten breakthrough technologies in 2016. Our AI has now been applied to Baidu Search, Duer, Autonomous Driving Car, Baidu Cloud and other products.

From September 2016, we open-sourced our AI platform “PaddlePaddle” to the developer community, providing access to Baidu technology in areas of voice and image recognition, natural language processing, and machine learning. PaddlePaddle is accessible to developers from all over the world and thus promotes the popular use of AI.

Autonomous Driving Car

We believe autonomous driving is an important area for future growth where AI has helped us take an early lead. With the goal of achieving Level 4 Autonomy, i.e., fully autonomous driving, we have leveraged our technical accumulation in AI and deep learning, and developed some industry-leading technologies in the autonomous driving car field, including environment sensing, behavior prediction, planning control, operation system, high precision localization, high precision map and system safety. In 2016, our autonomous driving cars completed multiple urban public road testings in a number of locations in China and California.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We have 2,421 issued patents in China covering invention, utility model and design, and intend to apply for more patents to protect our core technologies and intellectual property. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. “ ”, our company’s name “Baidu” in Chinese, has been recognized as a well-known trademark in China by the Trademark Office under the State Administration for Industry and Commerce. In addition to owning “ ”, and the related logos, we have applied for registration of various other trademarks. We also have registered certain trademarks in the United States, Brazil, Hong Kong, Japan, Singapore, South Korea, Indonesia, the European Union and several other jurisdictions. In addition, we have registered our domain name Baidu.com and certain other websites with China National Network Information Center, or CNNIC. We have also successfully registered .Baidu top-level domain names with the Internet Corporation for Assigned Names and Numbers (ICANN).

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

Regulations

The PRC government extensively regulates the telecommunications industry, including the internet sector. The State Council, the MIIT and other relevant government authorities have promulgated an extensive regulatory scheme governing internet-related services. This section summarizes the principal PRC laws and regulations relating to our business.

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structure relating to our consolidated affiliated entities complies with current PRC laws and regulations; (ii) subject to the disclosure and risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure,” “—Risks Related to Doing Business in China” and “—Regulations” our contractual arrangements with our consolidated affiliated entities and the nominee shareholders are valid and binding on all parties to these arrangements and do not violate current PRC laws or regulations; and (iii) subject to the disclosure and risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure,” “—Risks Related to Doing Business in China” and “—Regulations” the business operations of our consolidated affiliated entities, as described herein, comply with current PRC laws and regulations in all material respects.

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

Regulations on Value-Added Telecommunications Services and Internet Content Services

Internet content services. The Telecommunications Regulations promulgated by the PRC State Council in September 2000 categorize all telecommunication businesses in the PRC as either basic or value-added. Internet content services, or ICP services, are classified as value-added telecommunication businesses. Pursuant to the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts. The Administrative Measures on Internet Information Services, also promulgated by the PRC State Council in September 2000, require companies engaged in the provision of commercial internet content services to obtain an ICP license from the relevant government authorities before providing any commercial internet content services within the PRC. “Commercial internet content services” generally refer to provision of information service through public telecommunication network or internet for a fee. The Catalog of Classification of Telecommunications Services promulgated by the MIIT in December 2015 and taking effect from March 1, 2016 further divides ICP services into information publication platform and delivery services, information search and inquiry services, information communities platform services, instant message services, and information securities and management services. We do not believe our P4P services conducted by our certain PRC subsidiaries are categorized as part of internet content services that require an ICP license under these regulations. Although Baidu Online conducts part of the P4P business by, among other things, examining and filtering P4P keywords, interacting with potential P4P customers, engaging in sales activities with our customers, P4P search results are displayed on the websites operated by Baidu Netcom, including Baidu.com. Baidu Netcom, as the owner of our domain name Baidu.com and holder of the necessary licenses and approvals, such as an ICP license, operates the website to list P4P search results and display other marketing and advertising content as an online advertising service provider.

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

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the PRC State Council with latest amendments becoming effective in September 2008, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. However, the Guidance Catalog of Industries for Foreign Investment, as recently amended in 2015, allows a foreign investor to own more than 50% of the total equity interest in an e-commerce business. The MIIT further released an announcement in June 2015 to remove the restriction on foreign equity for “online data processing and transaction processing businesses” as provided in the Catalog of Telecommunication Businesses promulgated by the MIIT. In order to acquire any equity interest in a value-added telecommunication business in China, a foreign investor must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce (or the Ministry of Commerce’s authorized local counterparts), which retain considerable discretion in granting approvals. According to publicly available information, the PRC government has issued telecommunication business operating licenses to only a limited number of foreign-invested companies. We believe that it would be impracticable for us to acquire any equity interest in our consolidated affiliated entities without diverting management attention and resources. Moreover, we believe that our contractual arrangements with these entities and the individual nominee shareholders provide us with sufficient and effective control over these entities. Accordingly, we currently do not plan to acquire any equity interest in any of these entities.

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

Due to the restrictions under these PRC regulations, we operate our websites mainly through our PRC consolidated affiliated entities, such as Baidu Netcom, and operate an online payment platform through BaiduPay. Baidu Netcom and BaiduPay are our PRC consolidated affiliated entities, and are considered domestic PRC entities under PRC law given that the nominee shareholders are PRC citizens or PRC entities.

Each of Baidu Netcom, BaiduPay and some of our other PRC consolidated affiliated entities holds a Value-Added Telecommunication Business Operating License. In compliance with the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services, Baidu

Netcom and BaiduPay, our consolidated affiliated entities, own the necessary domain names and trademarks, including pending trademark applications and have the necessary personnel and facilities to operate our websites. It remains unclear whether the provision of online payment services by BaiduPay will require BaiduPay to apply for a Value-Added Telecommunication Business Operating License for “online data processing and transaction processing businesses” as provided in the Catalog of Telecommunication Businesses promulgated by the MIIT, although in practice many companies conducting such business do not apply for such license. Baidu Netcom, parent company of BaiduPay, has received a Trans-Regional Value-Added Telecommunication Business Operating License with the permitted operation scope covering online data processing and transaction processing businesses. Baidu Netcom plans to submit an application to allow its subsidiary BaiduPay to operate online data processing and transaction processing businesses in 2017.

Regulations on Mobile Internet Applications

On August 1, 2016, the State Internet Information Office promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions. Pursuant to the Mobile Application Administrative Provisions, mobile internet application refers to application software that runs on mobile smart devices providing information services after being pre-installed, downloaded or embedded through other means. Mobile internet application providers refer to the owners or operators of mobile internet applications. Internet application stores refer to platforms which provide services related to online browsing, searching and downloading of application software and releasing of development tools and products through the internet.

Pursuant to the Mobile Application Administrative Provisions, an internet application program provider must verify a user’s mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An internet application provider must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant application programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and application programs. In respect of an internet application store service provider, the Mobile Application Administrative Provisions requires that, among others, it must file a record with the local authority within 30 days after it rolls out the internet application store service online. It must also examine the authenticity, security and legality of internet application providers on its platform, establish a system to monitor application providers’ credit and file a record of such information with relevant governmental authorities. If an application provider violates the regulations, the internet application store service provider must take measures to stop the violations, including warning, suspension of release, withdrawal of the application from the platform, keeping a record and reporting the incident to the relevant governmental authorities.

In December 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals to enhance the administration of mobile applications. The Interim Measures require, among others, that mobile phone manufacturers and internet information service providers shall ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of hardware and operating system of a mobile smart device. The Interim Measures will come into effect on July 1, 2017.

Regulations on Internet Information Search Service

In June 2016, the State Internet Information Office promulgated the Administrative Provisions on Internet Information Search Services, or the Search Services Administrative Provisions, which took effect on August 1, 2016. Pursuant to the Search Services Administrative Provisions, internet information search service refers to the service whereby users can search for information that is collected from the internet and processed by computer technology. The Search Services Administrative Provisions requires that an internet information search service provider must not publish any information or contents prohibited by law in the form of links, abstracts, snapshots, associative words, related search or recommendations or otherwise. If an internet information search service provider identifies any search results that contain any information, website or application that is prohibited by law, it must stop displaying the search results, record and report it to the relevant governmental authority. In addition, an internet information search service provider is prohibited from seeking illegitimate interest by means of unauthorized disconnection of links, or provision of search results containing false information. If an internet information search service provider engages in paid search services, it must examine and verify the qualifications of its customers of the paid search services, specify the maximum percentage of search results as paid search results on a webpage, clearly distinguish paid search results from natural search results, and notably identify the paid search information item by item.

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

Regulations on Internet Publishing

On February 4, 2016, the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, and the MIIT jointly issued the Administrative Provisions on Internet Publishing Services, or the Internet Publishing Regulation, which took effect on March 10, 2016 and replaced the Interim Provisions for the Administration of Internet Publishing promulgated in 2002. The Internet Publishing Regulation requires that any entity engaged in provision of online publications to the public via information network shall obtain an Internet Publication License, which will have a term of five years, from the SAPPRFT. Online publications refer to digital works with editing, production, processing and other publishing features, provided to the public via information network, which mainly include: (i) informative and thoughtful text, pictures, maps, games, animation, audio and video digitizing books and other original digital works in fields such as literature, art and science; (ii) digital works consistent with the content of published books, newspapers, periodicals, audio-visual products and electronic publications; (iii) the network literature database or other digital works formed through aforementioned works by selecting, organizing, compiling and other means; and (iv) other types of digital works determined by the SAPPRFT. The servers and storage facilities used by internet publishers must be located within the territory of the PRC. The Internet Publishing Regulation also requires internet service providers providing manual intervention search ranking, advertising, promotion and other services to customers providing internet publishing services, shall check and examine the Internet Publication Licenses obtained by their customers and business scope of such licenses. Certain entities in our group have obtained the Internet Publication Licenses.

Regulations on Broadcasting Audio/Video Programs through the Internet

In December 2007, the State Administration of Radio, Film and Television, or the SARFT (currently known as SAPPRFT) and the MIIT jointly promulgated the Rules for the Administration of Internet Audio and Video Program Services, commonly known as “Document 56”, which took effect on January 31, 2008. Pursuant to the Document 56, an online audio/video service provider must obtain an Online Audio/Video Program Transmission

License, which has a term of three years, and operate in accordance with the scope of business as stipulated in the license. Furthermore, Document 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to some official answers to press inquiries published on the SARFT’s website in February 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that the providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Document 56 was issued. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned businesses.

The PRC government has also promulgated a series of special regulatory measures governing live-streaming services. In November 2016, the State Internet Information Office promulgated the Administrative Provisions on Internet Live-streaming Service, which took effect on December 1, 2016. Pursuant to the Administrative Provisions, internet live-streaming service refers to continuous publishing of real-time information to the public on internet by means of video, audio, graphics, text or other forms, and an internet live-streaming service provider refers to an operator of the platform providing internet live-streaming service. In accordance with the administrative provisions, an internet live-streaming service provider must verify and register the identity information of publishers of live-streaming programs and users on its platform, and file the identity information of the publishers with the local governmental authority for record. Any internet live-streaming service provider engaging in news service must obtain internet news information service qualification and operate within the permitted scope of such qualification. In September 2016, the SAPPRFT issued a Circular on Strengthening Administration of Live-streaming Service of Network Audio/Video Programs. Pursuant to the circular, any entity that intends to engage in live audio/video broadcasting of major political, military, economic, social, cultural or sport events or activities, or live audio/video broadcasting of general social or cultural groups activities, general sporting events or other organizational events must obtain an Online Audio/Video Program Transmission License with permitted operation scope covering the above business activities. Any entity or individual without qualification is prohibited from broadcasting live audio/radio programs on news, variety show, sports, interviews, commentary or other forms of programs through online live-streaming platform or online live broadcasting booth, nor are they permitted to start a live broadcasting channel for any audio or radio programs. In addition, no entity or individual other than licensed radio stations or television stations are allowed to use “radio station,” “television station,” “broadcasting station,” “TV” or other descriptive terms exclusive to television and radio broadcasting organizations to engage in any business on the internet without approval.

Baidu Netcom has renewed its Online Audio/Video Program Transmission License, which remains valid until July 2018. iQiyi has an Online Audio/Video Program Transmission License that is valid until October 2018. Another entity in our group has an Online Audio/Video Program Transmission License that is valid until March 2017, and the entity is in the process of renewing such license.

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

In addition, in December 2015, the People’s Bank of China promulgated the Administrative Measures on the Online Payment Business of Non-Bank Payment Institutions, or the Measures on Online Payment Business. The Measures on Online Payment Business requires payment institutions to comply with the “Know Your Client” principle and establish a client identification mechanism. Payment institutions shall register and verify real-name and basic identification of clients that open account with them. In addition, the Measures on Online Payment Business categorizes online payment accounts of individuals into three types, with each type subject to particular use of purposes and different limits on the amounts that can be paid from the accounts. Individuals that pass more verifications are entitled to open accounts that are allowed be used for more purposes and have higher caps on the amount payable through these accounts. For example, an individual client whose identity is verified by the payment institution or by a partner authorized by the payment institution face to face, or whose basic identity information is subject to multiple cross-validation by at least five legal and safe external channels in a non-face-to-face manner, may open Type-III payment accounts, the balance in which may be used for consumption, account transfers, and procurement of financial products. The accumulative amount of balance payment transactions through all payment accounts of the individual shall not exceed RMB200,000 (US$28,806) during a year (excluding account transfers from the payment account to the client’s same-name bank account). An individual client that passes the verification of basic identity information in a non-face-to-face manner through at least one legal and safe external channel and opening a payment account with the institution for the first time may open a Type-I payment account, the balance in which may be used for consumption and account transfers only. The accumulative amount of balance payment transactions through such payment account shall not exceed RMB1,000 (US$144) (including account transfer from the payment account to the client’s same-name bank account), from the date of the opening of the account.

In April 2016, the General Office of the State Council issued the Implementing Scheme for Special Rectification of Internet Financial Risks, which reiterates that a non-bank payment institution must not misappropriate or possess clients’ reserves, and instead it must open a reserve account with the People’s Bank of China or a qualified commercial bank. In addition, a non-bank payment institution must not use schemes to carry out inter-bank clearing business in a disguised form. Instead, a non-bank payment institution must operate inter-bank payment business through the inter-bank clearing system of the People’s Bank of China or a qualified clearing institution.

In January 2017, the General Office of the People’s Bank of China issued a Notice on Matters regarding Centralized Deposit and Management of Client’s Reserves of Payment Institutions. Pursuant to the notice, commencing from April 17, 2017, a non-bank payment institution must deposit a certain percentage of its clients’ reserve that it collects into a special deposit account and no interest will accrue on the deposited amount. The People’s Bank of China will determine the deposit percentage for a non-bank payment institution based on the category of payment business, risk control and compliance ratings of the non-bank payment institution. The deposit percentage ranges from 12% to 20% for an operator of online payment business, 10% to 18% for an operator of bank card bill acceptance and clearance business and 16% to 24% for an operator of issuance and acceptance of pre-paid card business. If an entity engages in more than one type of payment businesses, the highest of the respective deposit percentages applicable to each payment business of this entity will apply.

Regulations relating to Consumer Finance and Microcredit

We currently engage in consumer finance business by providing microcredit services to our customers through two of our subsidiaries. The Guidance on the Pilot Establishment of Microcredit Companies, jointly promulgated by the China Banking Regulatory Commission and the People’s Bank of China in 2008, allows provincial governments to approve the establishment of microcredit companies on a trial basis. Following this guidance, many provincial governments in China, including that of Shanghai and Chongqing, promulgated local implementing rules on the administration of local microcredit companies. The implementing rules issued by the Shanghai and Chongqing municipal governments provide that the sources of funds of a microcredit company must be limited to the capital contributions paid by its shareholders, monetary donations, and loans provided by no more than two banking financial institutions. The Shanghai Financial Services Office, the regulatory entity for microcredit companies in Shanghai, together with other local government authorities in Shanghai issued additional administrative measures regulating microcredit companies in Shanghai, which require the paid capital contribution of a newly established microcredit company must be no less than RMB200 million (US$28.8 million), and provide that the authorities in Shanghai will provide additional supports to microcredit companies that are established by the large-scale internet services enterprises and mainly engage in internet microcredit business. In addition, pursuant to a circular issued by the Chongqing Financial Works Office, the regulatory entity for microcredit companies in Chongqing, the authorities in Chongqing have permitted certain qualified microcredit companies to conduct a cross-region microcredit business on the internet. We engage in microcredit businesses through two subsidiaries in Shanghai and Chongqing, both of which have obtained special approval for establishment of a microcredit company from the local governmental authorities.

Regulations on Platform Services relating to Sales of Securities Investment Fund

We provide wealth management services through a variety of investment products, including, among others, securities investment fund. In accordance with the Interim Provisions on the Administration of the Business Operations of Securities Investment Fund Distributors through Third-Party E-Commerce Platforms issued by the CSRC in March 2013, a third-party e-commerce platform for securities investment fund sales refers to the information system providing supporting services for online trading activities between fund investors and fund distributors. To qualify as an operator of third-party e-commerce platform, an entity must satisfy a series of conditions, including, among others, that (i) it must be a PRC-incorporated entity with its website accessible within China; (ii) it must obtain a license for the relevant telecommunication business for more than three years; (iii) it must have a sound credibility record without being subject to any substantial administrative or criminal penalty in the past three years. Pursuant to the interim provisions, if a third-party e-commerce platform engages in activities such as opening fund share trading accounts, publicizing and promoting the fund, processing subscription and redemption of fund shares, or providing investment consultation or complaint settlement services relating to the fund, the operator of the platform will be deemed as conducting securities investment fund sales business, and therefore must obtain a license for fund sales business. As we provide third-party platform services to our customers and securities investment fund distributors on our wealth management platform and do not provide fund sales-related services specified in the interim provisions, we believe we do not engage in securities investment fund sales business and therefore are in compliance with relevant requirements.

Regulations on Internet Map Services

According to the Administrative Rules of Surveying Qualification Certificate, as amended by the National Administration of Surveying, Mapping and Geo-information (formerly known as the State Bureau of Surveying and Mapping) in August 2014, the provision of internet map services by any non-surveying and mapping enterprise is subject to the approval of the National Administration of Surveying, Mapping and Geo-information and requires a Surveying and Mapping Qualification Certificate. Internet maps refer to maps called or transmitted through internet. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the National Administration of Surveying, Mapping and Geo-information in December 2011, any entity without applying for a Surveying and Mapping Qualification Certificate for internet map services is prohibited from providing any internet map services. Baidu Netcom currently provides online traffic information inquiry services as well as internet map services and has obtained a Surveying and Mapping Qualification Certificate for internet map services. Another entity in our group has also obtained the Surveying and Mapping Qualification Certificate.

Regulations on Online Games

Pursuant to the Administrative Provisions on Internet Publishing Services and the Circular on Mobile Game Publishing Service, the online games services provided on our websites by our online game operator partners may be deemed as a type of “online publication service” provided by us, and we may be required to obtain an Internet Publication License from the SAPPRFT. Beijing Perusal and another entity in our group have obtained the Internet Publication Licenses. The required approval by the SAPPRFT of each online game provided on our websites is handled by our online game operator partners.

In June 2010, the Ministry of Culture promulgated the Interim Administration Measures of Online Games. In accordance with these measures, an ICP service provider operating online games, must obtain an Internet

Culture Business Permit. Baidu Netcom and some other entities in our group have obtained an Internet Culture Business Permit for operating online games. These measures also specify that the Ministry of Culture is responsible for the censorship of imported online games and the filing of records of domestic online games. The procedures for the filing of records of domestic online games must be conducted with the Ministry of Culture within 30 days after the commencement date of the online operation of these online games or the occurrence date of any material alteration of these online games. The approval by or filing with the Ministry of Culture of each online game provided on our websites has been handled primarily by our online game operator partners.

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

Regulations on Online Game Virtual Currency

The Interim Administration Measures of Online Games require companies that (i) issue online game virtual currency (including prepaid cards and/or pre-payment or prepaid card points), or (ii) offer online game virtual currency transaction services to apply for the Internet Culture Business Permit from provincial branches of the Ministry of Culture. The regulations prohibit companies that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any company that fails to submit the requisite application will be subject to sanctions, including but not limited to termination of operation, confiscation of incomes and fines. The regulations also prohibit online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery that involves cash or virtual currency directly paid by the players. In addition, companies that issue online game virtual currency must comply with certain specific requirements, for example, online games virtual currency can only be used for products and services related to the issuance company’s own online games. Pursuant to an Circular issued by the Ministry of Culture in December 2016, which will take effect on May 1, 2017, an online game operator must not allow online game virtual currency to exchange for legal currency or items, except in the case of termination of online game operation where the online game operator may refund the balance of online game virtual currency to players in the form of legal currency or in other means acceptable to the players. Moreover, pursuant to the circular, regulations applicable to online game virtual currency also apply to such other virtual items where the virtual items are issued by the online game operator, can be exchangeable for other virtual items or value-added services related to the games, and can be purchased with legal currency or online game virtual currency or exchanged for with online game virtual currency. Baidu Netcom and some other entities in our group have obtained the Internet Culture Business Permit for issuing online game virtual currency.

Regulations on Advertisements and Online Advertising

The PRC government regulates advertising, including online advertising, principally through the State Administration for Industry and Commerce. The PRC Advertising Law, as recently amended in April 2015, outlines the regulatory framework for the advertising industry, and allows foreign investors to own up to all equity interests in PRC advertising companies.

We conduct our value-added telecommunication-based online advertising business through Baidu Netcom, which is one of our consolidated affiliated entities in China and holds a business license that covers value-added telecommunication-based online advertising in its business scope. Our subsidiaries Baidu Times and Baidu China have also expanded their respective business license to cover advertising in their respective business scope.

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

In addition to the above regulations, the Internet Advertising Measures also sets forth certain compliance requirements for online advertising businesses. For example, search engine service provider must indicate paid search results as an advertisement and distinguish paid search results from natural search results on their websites. Advertising operators and distributors of internet advertisement must examine, verify and record identity information, such as name, address and contact information, of advertisers, and maintain an updated verification record on a regular basis. Moreover, advertising operators and advertising distributors must examine supporting documentation provided by advertisers and verify the contents of the advertisements against supporting documents before publishing. If the contents of advertisements are inconsistent with the supporting documentation, or the supporting documentation is incomplete, advertising operators and distributors must refrain from providing design, production, agency or publishing services. The Internet Advertising Measures also prohibits the following activities: (i) providing or using applications and hardware to block, filter, skip over, tamper with, or cover up lawful advertisements; (ii) using network access, network equipment and applications to disrupt the normal transmission of lawful advertisements or adding or uploading advertisements without authorization; and (iii) harming the interests of a third party by using fake statistics or traffic data.

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

Software Products. The Computer Software Copyright Registration Measures promulgated by the China Copyright Office on February 20, 2002, regulates software copyright registration, exclusive licensing contracts of software copyright and transfer agreements. Although such registration is not mandatory under PRC law, software copyright owners are encouraged to go through the registration process and registered software may receive better protection.

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

In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which will become effective on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

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

Baidu Netcom, BaiduPay and some other entities in our group are ICP operators, and are therefore subject to the regulations relating to information security. They have taken measures to comply with these regulations. They are registered with the relevant government authority in accordance with the mandatory registration requirement. Baidu Netcom’s policy is to remove links to web pages which to its knowledge contain information that would be in violation of PRC laws or regulations. In addition, we monitor our websites to ensure our compliance with the above-mentioned laws and regulations.

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Network Information Protection Decision provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the Internet Electronic Messaging Service Administrative Measures, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose the personal information to any third party without the users’ consent or unless required by law. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulge, damage, tamper or loss of users’ personal information. In accordance with the Cyber Security Law, network operators must not collect personal information irrelevant to their services. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant collected personal information. We collect and use our users’ personal information only if our users give their informed consent, and we believe we have taken appropriate measures to protect the security of our users’ personal information.

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

Regulations on Taxation

For a discussion of applicable PRC tax regulations, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation.”

C.	Organizational Structure

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Name	Place of Formation	Relationship
Baidu Holdings Limited	British Virgin Islands	Wholly owned subsidiary
Baidu (Hong Kong) Limited	Hong Kong	Wholly owned subsidiary
Baidu Online Network Technology (Beijing) Co., Ltd.	China	Wholly owned subsidiary
Baidu (China) Co., Ltd.	China	Wholly owned subsidiary
Baidu.com Times Technology (Beijing) Co., Ltd.	China	Wholly owned subsidiary
Baidu International Technology (Shenzhen) Co., Ltd.	China	Wholly owned subsidiary
Beijing Baidu Netcom Science Technology Co., Ltd.	China	Consolidated affiliated entity
Beijing Perusal Technology Co., Ltd.	China	Consolidated affiliated entity
Beijing BaiduPay Science and Technology Co., Ltd.	China	Consolidated affiliated entity
Qiyi.com, Inc.	Cayman Islands	Majority-owned subsidiary
91 Wireless Websoft Limited	Cayman Islands	Wholly owned subsidiary

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

*	The diagram above omits the names of subsidiaries and consolidated affiliated entities that are insignificant individually and in the aggregate.
(1)

Beijing Baidu Netcom Science Technology Co., Ltd. is 99.5% owned by Mr. Robin Yanhong Li, our chairman and chief executive officer, and 0.5% owned by Mr. Hailong Xiang, an employee of ours. Please see “Item 6.E. Directors, Senior Management and Employees—Share Ownership” for Mr. Robin Yanhong Li’s beneficial ownership in our company. Mr. Hailong Xiang’s beneficial ownership of our company is less than 1% of our total outstanding shares.

(2)

Beijing Perusal Technology Co., Ltd. is 50% owned by Mr. Xiaodong Wang and 50% owned by Mr. Zhixiang Liang. Both Mr. Xiaodong Wang and Mr. Zhixiang Liang are employees of ours, and their respective beneficial ownership in our company is less than 1% of our total outstanding shares.

(3)

Beijing BaiduPay Science and Technology Co., Ltd. is 54.8% owned by Beijing Baidu Netcom Science Technology Co., Ltd., 5.4% owned by Mr. Zhixiang Liang and 39.8% owned by another consolidated affiliated entity controlled by us.

Contractual Arrangements with Our Consolidated Affiliated Entities and the Nominee Shareholders

PRC laws and regulations restrict and impose conditions on foreign investment in internet, value-added telecommunication-based online advertising, online audio and video services and mobile application distribution businesses. Accordingly, we operate these businesses in China through our consolidated affiliated entities. We have entered into a series of contractual arrangements with our consolidated affiliated entities and the nominee shareholders of our consolidated affiliated entities. These contractual arrangements enable us to:

•	receive substantially all of the economic benefits from our consolidated affiliated entities in consideration for the services provided by our subsidiaries;

•	exercise effective control over our consolidated affiliated entities; and

•	hold an exclusive option to purchase all or part of the equity interests in our consolidated affiliated entities when and to the extent permitted by PRC law.

We do not have any equity interests in our consolidated affiliated entities. However, as a result of contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. If our consolidated affiliated entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our consolidated affiliated entities. Further, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our consolidated affiliated entities in our financial statements. In 2014, 2015 and 2016, we derived approximately 27%, 31% and 35% of our total revenues, respectively, from our consolidated affiliated entities through contractual arrangements. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulations.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

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

The exclusive technology consulting and services agreement between Baidu Online and each of Beijing Perusal and BaiduPay contains substantially the same terms as those between Baidu Online and Baidu Netcom described above, except that the service fee under the exclusive technology consulting and services agreement with BaiduPay is calculated and paid on a quarterly basis. Each of the agreements shall be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

In 2014, 2015 and 2016, Baidu Netcom only paid an insignificant amount of service fees to Baidu Online due to Baidu Netcom’s accumulated loss position. Beijing Perusal did not pay any service fees to Baidu Online due to Beijing Perusal’s operating loss in 2014, 2015 and 2016. BaiduPay has not paid any service fees to Baidu Online due to BaiduPay’s break-even or loss position since its inception.

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

The operating agreement by and among Baidu Online, each of Beijing Perusal and BaiduPay and the respective nominee shareholders contains substantially the same terms as those described above. Each of the agreements shall be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

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

The web layout copyright license agreements that Baidu Online has entered into with each of Beijing Perusal and BaiduPay contain substantially the same terms as the one between Baidu Online and Baidu Netcom described above. Each of the agreements is in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

Exclusive Equity Purchase and Transfer Option Agreement

Pursuant to the exclusive equity purchase and transfer option agreement by and among Baidu Online, Baidu Netcom and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom have irrevocably granted Baidu Online an exclusive option to purchase, or require any of the nominee shareholders of Baidu Netcom to transfer to another person designated by Baidu Online, to the extent permitted under PRC law, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital corresponding to the purchased equity interest or the minimum amount of consideration permitted by applicable PRC law. The nominee shareholders shall remit to Baidu Online any amount that is paid by Baidu Online or its designated person in connection with the purchased equity interest after deducting taxes and fees incurred from the transfer of the purchased equity interest. Baidu Online has sole discretion to decide when to exercise the option, whether in part or in full. Any and all dividends and other capital distributions from Baidu Netcom to the nominee shareholders shall be paid to Baidu Online in full. Baidu Online shall provide unlimited financial support to Baidu Netcom, if Baidu Netcom shall become in need of any form of reasonable financial support in the normal operation of business. If Baidu Netcom were to incur any loss and as a result cannot repay any loans from Baidu Online, Baidu Online shall unconditionally forgive any such loans to Baidu Netcom given that Baidu Netcom provides sufficient proof for its loss and incapacity to repay. The agreement shall terminate upon the nominee shareholders of Baidu Netcom have transferred all their equity interests in Baidu Netcom to Baidu Online or its designated person or upon expiration of the term of business of Baidu Online or Baidu Netcom.

The exclusive equity purchase and transfer option agreement by and among Baidu Online, each of Beijing Perusal and BaiduPay and the respective nominee shareholders contains substantially the same terms as those described above. Each of the agreements shall terminate upon the nominee shareholders of Beijing Perusal or BaiduPay have transferred all their equity interests in Beijing Perusal or BaiduPay, as the case may be, to Baidu Online or its designated person or upon expiration of the term of business of Baidu Online or the relevant consolidated affiliated entity.

Loan Agreements

Pursuant to loan agreements between Baidu Online and the nominee shareholders of Baidu Netcom, Baidu Online provided interest-free loans with an aggregate amount of RMB2.2 billion (US$312.7 million) to the nominee shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with the proceeds from sale of the nominee shareholders’ equity interest in Baidu Netcom to Baidu Online or its designated person. The term of each loan is ten years from the date of the agreement and can be extended with the written consent of both parties before expiration. With some of the loan agreements amended and renewed, the earliest will expire on January 17, 2027.

The loan agreements between Baidu Online and the nominee shareholders of Beijing Perusal and BaiduPay contain substantially the same terms as those described above, except that the amount of loans extended to the nominee shareholders is RMB3.2 billion (US$460.5 million) and RMB216.7 million (US$31.2 million), respectively. The term of the loans will expire on June 19, 2026 and October 17, 2026, respectively, and can be extended with the written consent of both parties before expiration.

Proxy Agreement/Power of Attorney

Pursuant to the proxy agreement between Baidu Online and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom agree to entrust all the rights to exercise their voting power and any other rights as shareholders of Baidu Netcom to the person(s) designated by Baidu Online. Each of the nominee shareholders of Baidu Netcom has executed an irrevocable power of attorney to appoint the person(s) designated by Baidu Online as his/her attorney-in-fact to vote on his/her behalf on all matters requiring shareholder approval. The proxy agreement shall be in effect for an unlimited term unless terminated in writing by Baidu Online. The power of attorney shall be in effect for as long as the nominee shareholders of Baidu Netcom hold any equity interests in Baidu Netcom.

Each of the proxy agreements and powers of attorney between Baidu Online and the nominee shareholders of Beijing Perusal and BaiduPay contains substantially the same terms as those described above. Each of the proxy agreements shall be in effect for an unlimited term unless terminated in writing by Baidu Online. Each of the powers of attorney shall be in effect for as long as the relevant nominee shareholder of Beijing Perusal or BaiduPay holds any equity interests in Beijing Perusal or BaiduPay, as the case may be.

Equity Pledge Agreement

Pursuant to the equity pledge agreement between Baidu Online and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom have pledged all of their equity interests in Baidu Netcom to Baidu Online to guarantee their obligations under the loan agreement and Baidu Netcom’s performance of its obligations under the exclusive technology consulting and service agreement. If Baidu Netcom or the nominee shareholders breach their respective contractual obligations, Baidu Online, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The nominee shareholders of Baidu Netcom agree not to dispose of the pledged equity interests or take any actions that would prejudice Baidu Online’s interest. The equity pledge will expire two years after expiration of the term of or the fulfillment by Baidu Netcom and the nominee shareholders of their respective obligations under the exclusive technology consulting and service agreement and the loan agreement.

Each of the equity pledge agreements between Baidu Online and the nominee shareholders of Beijing Perusal and BaiduPay contains substantially the same terms as those described above.

We are in the process of perfecting the equity pledges of Baidu Netcom and BaiduPay described above by registration with the relevant local administration for industry and commerce as required for a property right under the PRC Property Rights Law, due to a recent increase in the registered capital.

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

Our corporate headquarters, Baidu Campus, is located in Shangdi, an area designated by the Beijing municipal government as the center of the city’s information technology industry. We also own another office building, Baidu Science Park, in Beijing. Besides Beijing, we own and occupy office buildings in Shanghai and Shenzhen.

We also lease some offices in Beijing, Tokyo (Japan), California (USA), Thailand, Brazil, Egypt, Indonesia and many other cities in China.

We host our servers in China at the internet data centers of China Telecom, China Unicom and China Mobile in ten selected cities in China, and we also have content delivery network locations in various cities across China. We plan to deploy two additional data centers in 2017. We also have a data center of our own in Shanxi and plan to build another one in Beijing, the first stage of which was completed in the first half of 2016.

In December 2011, we commenced construction of an office building in Shenzhen, which will serve as our international center in Southern China. Our capital expenditure in connection with the construction of this office building in Shenzhen was RMB128.3 million (US$18.5 million) in 2016. We currently expect to complete the planned construction in 2018.

In September 2012, we commenced construction of Shanxi Cloud Computing Center, which will serve as one of our internet data centers in China. Our capital expenditure in connection with the construction of Shanxi Cloud Computing Center was RMB324.6 million (US$46.8 million) in 2016. We expect to fully complete the planned construction in 2018.

In April 2014, we commenced construction of part of Beijing Cloud Computing Center, which will serve as our internet data center in Beijing. Our capital expenditure in connection with the construction of Beijing Cloud

Computing Center was RMB55.7 million (US$8.0 million) in 2016. We have completed the first phase of construction in 2016, and we are in the process of planning the rest of the construction work with the completion date not determinable at this stage.

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

Overview

Our operations are primarily based in China, where we derive almost all of our revenues. Total revenues in 2016 were RMB70.5 billion (US$10.2 billion), a 6.3% increase over 2015. Operating profit in 2016 was RMB10.0 billion (US$1.4 billion), a 13.9% decrease over 2015. Net income attributable to Baidu, Inc. in 2016 was RMB11.6 billion (US$1.7 billion), a 65.4% decrease over 2015. Mobile revenues accounted for 63.2% of our total revenues in 2016.

Our total assets as of December 31, 2016 were RMB182.0 billion (US$26.2 billion), of which cash and cash equivalent amounted to RMB10.9 billion (US$1.6 billion). Our total liabilities as of December 31, 2016 were RMB84.3 billion (US$12.1 billion), accounting for 46.3% of total liabilities and equity. As of December 31, 2016, our retained earnings accumulated to RMB85.7 billion (US$12.3 billion).

We consolidated the financial results of Qunar in our consolidated financial statements from July 2011 to October 2015. In July 2011, we acquired a majority stake in Qunar. In October 2015, we completed a share exchange transaction with Ctrip, in which we exchanged 178,702,519 Class A ordinary shares and 11,450,000 Class B ordinary shares of Qunar for 11,488,381 newly-issued ordinary shares of Ctrip, at an exchange ratio of 0.725 Ctrip ADSs per Qunar ADS. As a result of the transaction, we have ceased consolidating the financial results of Qunar since October 2015 and recognized a disposition gain of RMB24.4 billion. We subsequently acquired additional ordinary shares of Ctrip in 2016.

Reorganization of Operating Segments

In the second quarter of 2015, we reorganized our operating segments from one operating segment into three operating segments, namely search services, transaction services and iQiyi. The primary reason for such reorganization is that our chief operating decision maker increasingly assesses the performance of our company and makes decisions in respect of the allocation of company resources by analyzing the operational results of these three business units separately. We will continually assess the reasonableness of our operating segments because we operate in a rapidly evolving internet industry with technology trend shifted, and there may be changes in our business strategy accordingly.

Revenues

We generate revenues from the provision of search services, transaction services and iQiyi. The following table sets forth our revenues by segment, with each segment revenues including inter-segment revenues:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(In thousands, except percentages)
Revenues:
Search Services	43,727,459	55,667,478	55,375,031	7,975,663
Transaction Services	3,822,456	7,005,941	4,894,486	704,953
iQiyi	2,873,552	5,295,760	11,283,329	1,625,137

Revenue Generation

Search Services. Search services are keyword-based marketing services targeted at and triggered by internet users’ search queries, which include our P4P services and other online marketing services, such as BrandZone, Aladdin and mobile application distribution. Search services contribute the largest proportion of our total revenues among our three operating segments.

A majority of our revenues from search services are derived from our P4P services. Our P4P platform is an online marketplace that introduces internet search users to customers who pay us a fee based on click-throughs for priority placement of their links in the search results. We recognize P4P revenues when a user clicks on a customer’s link in the search results, based on the amount that the customer has agreed to pay for each click-through. The number of online marketing customers and average revenue per customer are considered as primary drivers of our P4P services. We believe our efforts to grow the customer base, improve customer experience and optimize their marketing budget allocation/spending effectiveness on our P4P platform are expected to drive our future revenue growth.

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

Our search services have historically been driven by the general increase in our customers’ online marketing budgets. We expect the number of our online marketing customers to grow and our customer mix may change. However, we expect our online marketing customer base to remain diverse for the foreseeable future. Any prolonged economic slowdown in China may cause our customers to decrease or delay their online marketing spending and as a result, hamper our efforts to grow our customer base. Any of these consequences could negatively affect our search service revenues.

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

Transaction Services. Transaction services include Baidu Nuomi, Baidu Deliveries, Baidu Mobile Game, Baidu Wallet, Baidu Maps and others. Revenues of transaction services are mainly generated by Baidu Nuomi, Baidu Deliveries and Baidu Mobile Game.

GMV is defined as the value of confirmed orders of products and services, regardless whether the products or services are consumed or delivered. The GMV of transaction services refer to GMV generated by the Baidu platform through products such as Baidu Nuomi, Baidu Deliveries, Baidu Wallet and Baidu Maps.

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

Baidu Deliveries operates an online platform on which users can place restaurant delivery orders. Baidu Deliveries presents its revenue on a net basis, representing the amount billed to registered users less the amount paid to merchants, to whom we provide online marketing and technology support services. Such revenue is typically a percentage of the transaction amount of orders processed through Baidu Deliveries platform. Baidu Deliveries also generates delivery revenue by providing food distribution services to users.

Baidu Mobile Game operates a mobile game platform on which registered users can access games provided by third-party game developers. Baidu Mobile Game generates revenue primarily by acting as an agent and presents its revenue on a net basis, representing the amount billed to registered users less the amount paid to game developers. The business of Baidu Mobile Game will be disposed in 2017 as we entered into an equity transfer agreement with a third-party purchaser in January 2017.

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

For most transaction services, we collect payments directly from users when they purchase goods or services on our platforms. We settle with merchants or other third parties in accordance with the terms agreed upon.

For most services provided by iQiyi, customers may enter into different payment terms based on their historical marketing placements and credibility. Users are also encouraged to purchase subscription services to get enhanced user experience, and such payments are collected from the users by iQiyi or through agents such as China Mobile.

As of December 31, 2016, we had accounts receivable of RMB4.1 billion (US$591.9 million), net of allowance of RMB177.4 million (US$25.6 million).

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, selling, general and administrative expenses, and research and development expenses. Share-based compensation expenses are allocated among the above three categories of operating costs and expenses, based on the nature of the work of the employees who have received share-based compensation. Our total operating costs and expenses increased significantly from 2014 to 2016 due to the growth of our business.

Cost of Revenues

The following table sets forth the components of our cost of revenues both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Years Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	49,052,318	100.0	66,381,729	100.0	70,549,364	10,161,222	100.0

Cost of revenues:
Sales tax and surcharges	(3,597,763)	(7.3)	(4,644,357)	(7.0)	(4,718,468)	(679,601)	(6.7)
Traffic acquisition costs	(6,328,155)	(12.9)	(8,860,861)	(13.3)	(10,372,516)	(1,493,953)	(14.7)
Bandwidth costs	(2,847,770)	(5.8)	(3,716,747)	(5.6)	(4,716,416)	(679,305)	(6.7)
Depreciation of servers and other equipment	(1,987,690)	(4.1)	(2,559,623)	(3.9)	(3,074,893)	(442,877)	(4.4)
Operational costs	(2,217,555)	(4.5)	(3,881,609)	(5.9)	(4,429,713)	(638,011)	(6.3)
Content costs	(1,871,906)	(3.8)	(3,745,063)	(5.6)	(7,863,585)	(1,132,592)	(11.1)
Share-based compensation expenses	(34,611)	(0.1)	(49,770)	(0.1)	(103,354)	(14,886)	(0.1)

Total cost of revenues	(18,885,450)	(38.5)	(27,458,030)	(41.4)	(35,278,945)	(5,081,225)	(50.0)

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

Operational Costs. Operational costs include primarily salary and benefit expenses, intangible assets amortization, payment platform charges, delivery cost of Baidu Deliveries and Baidu Nuomi, and other expenses incurred by our operating and technical support personnel. Salary and benefit expenses include wages, bonuses, medical insurance, unemployment insurance, pension benefits, employee housing fund and other welfare benefits.

Content Costs. Content costs consist primarily of the fees we paid for the licensed content from copyright owners or content distributors, and the amortization of the licensed copyrights for video content.

Operating Expenses

The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Years Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	49,052,318	100.0	66,381,729	100.0	70,549,364	10,161,222	100.0

Cost of revenues	(18,885,450)	(38.5)	(27,458,030)	(41.4)	(35,278,945)	(5,081,225)	(50.0)
Operating expenses:
Selling, general and administrative	(10,382,142)	(21.2)	(17,076,383)	(25.7)	(15,070,586)	(2,170,616)	(21.4)
Selling and marketing	(8,298,558)	(16.9)	(14,503,787)	(21.8)	(12,413,245)	(1,787,879)	(17.6)
General and administrative	(2,083,584)	(4.3)	(2,572,596)	(3.9)	(2,657,341)	(382,737)	(3.8)
Research and development	(6,980,962)	(14.2)	(10,175,762)	(15.3)	(10,150,753)	(1,462,013)	(14.4)

Total costs and operating expenses	(36,248,554)	(73.9)	(54,710,175)	(82.4)	(60,500,284)	(8,713,854)	(85.8)

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

Share-based Compensation Expenses

Baidu, Inc. grants options and restricted shares to our employees, directors and consultants as share-based compensation awards. As of December 31, 2016, there was RMB323.4 million (US$46.6 million) unrecognized share-based compensation cost related to options of Baidu, Inc., which is expected to be recognized over a weighted-average vesting period of 2.8 years. As of December 31, 2016, there was RMB5.4 billion (US$775.1 million) unrecognized share-based compensation cost related to restricted shares, which is expected to be recognized over a weighted-average vesting period of 3.2 years. To the extent the actual forfeiture rate is different from our original estimate, actual share-based compensation cost related to these awards may be different from our expectation.

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

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Allocation of Share-based Compensation Expenses
Cost of revenues	34,611	3.6	49,770	3.6	103,354	14,886	5.9
Selling, general and administrative	426,052	44.3	486,760	35.1	429,234	61,823	24.4
Research and development	502,077	52.1	850,588	61.3	1,227,400	176,782	69.7

Total share-based compensation expenses	962,740	100.0	1,387,118	100.0	1,759,988	253,491	100.0

Taxation

Cayman Islands and BVI

We are not subject to income or capital gain tax under the current laws of the Cayman Islands and the British Virgin Islands. Additionally, none of these jurisdictions currently impose a withholding tax on dividends.

Hong Kong

Our subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

Japan

Our subsidiaries in Japan with paid-in capital in excess of JPY100 million are subject to a national corporate income tax rate of 25.5% through March 31, 2015, and since April 1, 2015 the income tax rate has been reduced to 23.9%. The subsidiaries with paid-in capital of no more than JPY100 million will be taxed at a rate of 15% on the first JPY8 million and at 23.9% on the portion over JPY8 million from April 1, 2015. In addition to this national corporate income tax, our subsidiaries are subject to another national tax called a local corporation tax. Additionally, local income taxes, which are local inhabitant tax, enterprise tax and special local corporation tax, are also imposed on corporate income. The resulting effective corporate income tax rates of our Japanese subsidiaries range from approximately 34% to 37%.

PRC Enterprise Income Tax

Effective from January 1, 2008, the PRC’s statutory enterprise income tax, or EIT, rate is 25%. An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a “High and New Technology Enterprise” strongly supported by the state. Pursuant to the Administrative Measures on the Recognition of High and New Technology Enterprises, as amended in January 2016, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation make joint determination on whether an enterprise is qualified as a “High and New Technology Enterprise” under the EIT Law. In making such determination, these government agencies consider, among other factors, ownership of core technology, whether the key technology supporting the core products or services fall within the scope of high and new technology strongly supported by the state as specified in the measures, the ratios of research and development personnel to total personnel, the ratio of research and development expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. All enterprises that had been granted the “High and New Technology Enterprise” status before the effectiveness of the EIT Law are required to be re-examined in accordance with the measures mentioned above before they can be entitled to the preferential tax rate. A “High and New Technology Enterprise” certificate is effective for a period of three years. A number of our PRC subsidiaries and consolidated affiliated entities, such as Baidu Online and Baidu Netcom, obtained the “High and New Technology Enterprise” certificates. The related tax holiday under such “High and New Technology Enterprise” certificates of these entities will expire in 2017, 2018 or 2019.

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

An enterprise may benefit from a preferential tax rate of 10% under the EIT law if it qualifies as a “Key Software Enterprise.” Enterprises wishing to enjoy the status of a “Key Software Enterprise” must file required supporting documents with the tax authorities before applying the preferential corporate income tax rate. These enterprises will be subject to relevant governmental authorities’ assessment each year as to whether they are entitled to the preferential tax rate of 10%. Baidu Online was entitled to a preferential income tax rate of 10% from 2013 to 2015 due to its “Key Software Enterprise” status. Baidu China was also entitled to a preferential income tax rate of 10% for 2015 due to its “Key Software Enterprise” status. Prior to May 2016, a “Key Software Enterprise” used to be designated jointly by the National Development and Reform Commission, the MIIT, the Ministry of Commerce, the Ministry of Finance and the State Administration of Taxation. In May 2016, the four PRC governmental authorities jointly issued a notice, pursuant to which an enterprise may be entitled to the preferential income tax rate of 10% by filing with the local tax authority with supporting documentation proving its qualifications to be a “Key Software Enterprise” during its annual income tax filing process. The “Key Software Enterprise” status of Baidu Online and Baidu China for 2016 will be filed with tax authorities before the end of May 2017 and will be subject to relevant governmental authorities’ assessment.

If our PRC subsidiaries or consolidated affiliated entities that have enjoyed preferential tax treatment no longer qualify for the treatment, we will consider available options under applicable law that would enable us to qualify for alternative preferential tax treatment. To the extent we are unable to offset the impact of the expiration of existing preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, the expiration of existing preferential tax treatment may cause our effective tax rate to increase. The amount of income tax payable by our PRC subsidiaries and consolidated affiliated entities in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the entities. Our effective tax rate depends partially on the extent of the relative contribution of each of our subsidiaries and consolidated affiliated entities to our consolidated taxable income. In 2014, 2015 and 2016, our consolidated effective tax rate was 15.41%, 14.44% and 20.08%, respectively.

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

PRC Business Tax and VAT

In November 2011, the Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The VAT reform program initially applied only to the pilot industries in Shanghai, and was expanded to eight additional regions, including, among others, Beijing and Guangdong province, in 2012. In August 2013, the program was further expanded nationwide. In May 2016, the pilot program was extended to cover additional industry sectors such as construction, real estate, finance and consumer services.

With respect to all of our PRC entities for the period immediately prior to the implementation of the VAT reform program, revenues from our services are subject to a 5% PRC business tax. Revenues from our online advertising distribution services are subject to an additional 3% cultural business construction fee.

Our entities located in Shanghai, Beijing and Guangdong Province fall within the scope of the program and have been recognized as the VAT general taxpayers since January 1, 2012, September 1, 2012 and November 1, 2012, respectively, the effective time of the program in each of the regions. Our entities located outside of Shanghai, Beijing and Guangdong Province have been subject to VAT since August 1, 2013. From the applicable effective time onwards, these entities are required to pay VAT instead of business tax for services that are deemed by the relevant tax authorities to be within the pilot industries at a rate of 6%. In addition, cultural business construction fee is imposed at the rate of 3% on revenues derived from our online advertising distribution services.

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

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Statements of Comprehensive Income Data
Revenues:
Online marketing services	48,495,215	64,037,006	64,525,115	9,293,550
Others	557,103	2,344,723	6,024,249	867,672

Total revenues	49,052,318	66,381,729	70,549,364	10,161,222

Operating costs and expenses:(1)
Cost of revenues	(18,885,450)	(27,458,030)	(35,278,945)	(5,081,225)
Selling, general and administrative	(10,382,142)	(17,076,383)	(15,070,586)	(2,170,616)
Research and development	(6,980,962)	(10,175,762)	(10,150,753)	(1,462,013)

Total operating costs and expenses	(36,248,554)	(54,710,175)	(60,500,284)	(8,713,854)

Operating profit	12,803,764	11,671,554	10,049,080	1,447,368

Interest income	1,992,818	2,362,632	2,341,631	337,265
Interest expense	(628,571)	(1,041,394)	(1,157,562)	(166,724)
Other income, net, including exchange gains or losses	336,338	24,909,964	4,301,785	619,586
Income / (loss) from equity method investments	(19,943)	3,867	(1,025,727)	(147,735)
Taxation	(2,231,172)	(5,474,377)	(2,913,594)	(419,645)

Net income	12,253,234	32,432,246	11,595,613	1, 670,115

Less: Net loss attributable to non-controlling interests	(943,698)	(1,231,927)	(36,656)	(5,280)

Net income attributable to Baidu, Inc.	13,196,932	33,664,173	11,632,269	1,675,395

(1) Share-based compensation expenses:
Cost of revenues	(34,611)	(49,770)	(103,354)	(14,886)
Selling, general and administrative	(426,052)	(486,760)	(429,234)	(61,823)
Research and development	(502,077)	(850,588)	(1,227,400)	(176,782)

	(962,740)	(1,387,118)	(1,759,988)	(253,491)

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Consolidated revenues. Our total revenues increased by 6.3% from RMB66.4 billion in 2015 to RMB70.5 billion (US$10.2 billion) in 2016. Our online marketing revenues increased slightly by 0.8% from RMB64.0 billion in 2015 to RMB64.5 billion (US$9.3 billion) in 2016. The number of our active online marketing customers decreased from approximately 1,049,000 in 2015 to approximately 982,000 in 2016 while the average revenue per customer increased from approximately RMB60,500 in 2015 to approximately RMB65,300 (US$9,405) in 2016. The decrease of our active online marketing customers was primarily due to the measures we have implemented since May 2016, which included turning down customers who do not meet our new requirements, in order to deliver a better user experience and build a safer and more trustworthy platform for users. Consistent with previously reported numbers, the number of active online marketing customers and average revenue per customer exclude those for our group-buying and delivery related businesses. The other revenues increased by 156.9% from RMB2.3 billion in 2015 to RMB6.0 billion (US$867.7 million) in 2016, which was mainly due to the growth of subscription services of iQiyi.

Consolidated operating costs and expenses. Our consolidated operating costs and expenses increased by 10.6% from RMB54.7 billion in 2015 to RMB60.5 billion (US$8.7 billion) in 2016. This increase was primarily due to the expansion of our business, and in particular the content cost of iQiyi.

Cost of Revenues. Our cost of revenues increased by 28.5% from RMB27.5 billion in 2015 to RMB35.3 billion (US$5.1 billion) in 2016. This increase was primarily due to the following factors:

•

Traffic Acquisition Costs. Our traffic acquisition costs increased by 17.1% from RMB8.9 billion in 2015 to RMB10.4 billion (US$1.5 billion) in 2016. Traffic acquisition costs represent 14.7% of total revenues in 2016, compared to 13.3% in 2015. The increase in our traffic acquisition costs mainly reflected the change in the mix of Baidu Union members.

•

Bandwidth Costs and Depreciation Expenses. Our bandwidth costs increased by 26.9% from RMB3.7 billion in 2015 to RMB4.7 billion (US$679.3 million) in 2016. Our depreciation expenses of servers and other equipment increased by 20.1% from RMB2.6 billion in 2015 to RMB3.1 billion (US$442.9 million) in 2016. The increases in these costs were mainly due to our investment in increasing our network infrastructure capacity.

•	Sales Tax and Surcharges. Our sales tax and surcharges increased by 1.6% from RMB4.6 billion in 2015 to RMB4.7 billion (US$679.6 million) in 2016, in line with the increase in revenues.

•

Operational Costs. Our operational costs increased by 14.1% from RMB3.9 billion in 2015 to RMB4.4 billion (US$638.0 million) in 2016, primarily due to the increases of delivery cost of Baidu Deliveries and staff-related costs, which were partially offset by the decrease of payment platform charges and intangible amortization expenses.

•	Content Costs. Our content costs increased by 110.0% from RMB3.7 billion in 2015 to RMB7.9 billion (US$1.1 billion) in 2016, primarily due to the increase in video content costs of iQiyi.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by 11.7% from RMB17.1 billion in 2015 to RMB15.1 billion (US$2.2 billion) in 2016. This decrease was primarily due to the following factors:

•

Total salaries and benefits and staff-related expenses decreased by 3.2% from RMB4.3 billion in 2015 to RMB4.1 billion (US$594.6 million) in 2016, primarily due to the decreased headcount of certain business resulting from the change from the direct sales model to distribution model during 2016;

•

Marketing and promotion expenses decreased by 20.9% from RMB9.8 billion in 2015 to RMB7.8 billion (US$1.1 billion) in 2016, primarily due to the reduced promotional spending relating to our transaction services;

•

Total office operating expenses decreased by 22.0% from RMB658.4 million in 2015 to RMB513.6 million (US$74.0 million) in 2016, primarily as a result of reduced office rental expenses as new buildings owned by us went into service;

•	Share-based compensation expenses allocated to selling, general and administrative expenses decreased by 11.8% from RMB486.8 million in 2015 to RMB429.2 million (US$61.8 million) in 2016.

Research and Development Expenses. Our research and development expenses remained flat at RMB10.2 billion (US$1.5 billion) in 2016.

Operating profit. As a result of the foregoing, we generated an operating profit of RMB10.0 billion (US$1.4 billion) in 2016, a 13.9% decrease from RMB11.7 billion in 2015.

Other income, net, including exchange gains or losses. Our other income, net, including exchange gains or losses was RMB4.3 billion (US$619.6 million) in 2016, compared to RMB24.9 billion in 2015. The other income, net, including exchange gains or losses in 2016, mainly consisted of the investment gain recognized as a result of Baidu’s exchange of Uber (Cayman), Ltd., or Uber China, shares with Xiaoju Kuaizhi, Inc., or Didi.

Income (loss) from equity method investments. We had loss from equity method investments of RMB1.0 billion (US$147.7 million) in 2016, as compared to income from equity method investments of RMB3.9 million in 2015 mainly due to the loss pick up of our significant investee, Ctrip.

Taxation. Our income tax expenses decreased by 46.8% from RMB5.5 billion in 2015 to RMB2.9 billion (US$419.6 million) in 2016, primarily due to the significant tax expense recognized in 2015 in relation to our exchange of Qunar shares with Ctrip. The effective tax rate for 2016 was 20.1% as compared to 14.4% in 2015. Excluding the share exchange transaction impact for the past two years, the effective tax rate was flat year-over-year.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. decreased from RMB33.7 billion in 2015 to RMB11.6 billion (US$1.7 billion) in 2016.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Consolidated revenues. Our total revenues increased by 35.3% from RMB49.1 billion in 2014 to RMB66.4 billion in 2015. This increase was due to a substantial increase in our revenues from online marketing services. Our online marketing revenues increased by 32.0% from RMB48.5 billion in 2014 to RMB64.0 billion in 2015. This increase was mainly attributable to the increase in the number of our active online marketing customers from approximately 813,000 in 2014 to approximately 1,049,000 in 2015, and the increase in the average revenue per customer from approximately RMB59,400 in 2014 to approximately RMB60,500 in 2015. Consistent with previously reported numbers, the number of active online marketing customers and average revenue per customer exclude those for our group-buying related businesses.

Consolidated operating costs and expenses. Our consolidated operating costs and expenses increased by 50.9% from RMB36.2 billion in 2014 to RMB54.7 billion in 2015. This increase was primarily due to the expansion of our business, and in particular the expansion of our mobile platform and transaction related services.

Cost of Revenues. Our cost of revenues increased by 45.4% from RMB18.9 billion in 2014 to RMB27.5 billion in 2015. This increase was primarily due to the following factors:

•

Traffic Acquisition Costs. Our traffic acquisition costs increased by 40.0% from RMB6.3 billion in 2014 to RMB8.9 billion in 2015. Traffic acquisition costs represent 13.3% of total revenues in 2015, compared to 12.9% in 2014. The increase in our traffic acquisition costs mainly reflected the increased contribution of Baidu Union members.

•

Bandwidth Costs and Depreciation Expenses. Our bandwidth costs increased by 30.5% from RMB2.8 billion in 2014 to RMB3.7 billion in 2015. Our depreciation expenses of servers and other equipment increased by 28.8% from RMB2.0 billion in 2014 to RMB2.6 billion in 2015. The increases in these costs were mainly due to our investment in increasing our network infrastructure capacity.

•	Sales Tax and Surcharges. Our sales tax and surcharges increased by 29.1% from RMB3.6 billion in 2014 to RMB4.6 billion in 2015, in line with the increase in revenues.

•

Operational Costs. Our operational costs increased by 75.0% from RMB2.2 billion in 2014 to RMB3.9 billion in 2015, primarily due to the increase of delivery cost of Baidu Nuomi and Baidu Deliveries business, payment platform charges and staff-related costs.

•	Content Costs. Our content costs increased by 100.1% from RMB1.9 billion in 2014 to RMB3.7 billion in 2015, primarily due to the increase in video content costs of iQiyi, one of our subsidiaries.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 64.5% from RMB10.4 billion in 2014 to RMB17.1 billion in 2015. This increase was primarily due to the following factors:

•

Total salaries and benefits and staff-related expenses increased by 31.1% from RMB3.3 billion in 2014 to RMB4.3 billion in 2015, primarily due to the increased headcount to support our expanded online marketing services during 2015;

•

Marketing and promotion expenses increased by 98.4% from RMB4.9 billion in 2014 to RMB9.8 billion in 2015, primarily due to the increased marketing and promotion activities relating to our transaction services and mobile products;

•	Total office operating expenses increased by 24.9% from RMB527.0 million in 2014 to RMB658.4 million) in 2015, primarily as a result of increase and expansion of our offices;

•

Total traveling, communication and business development expenses increased by 35.8% from RMB276.5 million in 2014 to RMB375.6 million in 2015, primarily due to the increased headcount and activities to support our expanded online marketing services;

•	Share-based compensation expenses allocated to selling, general and administrative expenses increased by 14.2% from RMB426.1 million in 2014 to RMB486.8 million in 2015.

Research and Development Expenses. Our research and development expenses increased by 45.8% from RMB7.0 billion in 2014 to RMB10.2 billion in 2015, primarily due to the increase in staff-related costs of research and development staff.

Operating profit. As a result of the foregoing, we generated an operating profit of RMB11.7 billion in 2015, an 8.8% decrease from RMB12.8 billion in 2014.

Other income, net, including exchange gains or losses. Our other income, net, including exchange gains or losses was RMB24.9 billion in 2015, compared to RMB336.3 million in 2014. The other income, net, including exchange gains or losses in 2015 was primarily attributable to the disposition gain of RMB24.4 billion recognized as a result of our exchange of Qunar shares with Ctrip.

Income (loss) from equity method investments. We had income from equity method investments of RMB3.9 million in 2015, as compared to loss from equity method investments of RMB19.9 million in 2014.

Taxation. Our income tax expenses increased by 145.4% from RMB2.2 billion in 2014 to RMB5.5 billion in 2015, primarily due to the tax expense recognized in relation to our exchange of Qunar shares with Ctrip.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. increased from RMB13.2 billion in 2014 to RMB33.7 billion in 2015.

Segment Revenues

The following table sets forth our revenues by segment and year-over-year change rate for the periods indicated, with each segment revenues including inter-segment revenues:

	Year ended December 31,
	2014	2015		2016
	RMB	RMB	YoY%	RMB	US$	YoY%
	(In thousands, except percentages)
Revenues:
Search Services	43,727,459	55,667,478	27.3	55,375,031	7,975,663	(0.5)
Transaction Services	3,822,456	7,005,941	83.3	4,894,486	704,953	(30.1)
iQiyi	2,873,552	5,295,760	84.3	11,283,329	1,625,137	113.1

Search Services. Our search services revenues decreased by 0.5% from RMB55.7 billion in 2015 to RMB55.4 billion (US$8.0 billion) in 2016. This decrease was primarily due to the implementing measures that we have taken to deliver a better user experience and build a safer and more trustworthy platform for users since May 2016, which had a negative impact on the number of customers and our revenues in the short term. The total number of paid clicks increased by 10.6% from 2015 to 2016.

Our search services revenues increased by 27.3% from RMB43.7 billion in 2014 to RMB55.7 billion in 2015. This increase was primarily attributable to the increase in the number of active online marketing customers of our search services and the increase in the average revenue per customer. The total number of paid clicks increased by 34.1% from 2014 to 2015.

Transaction Services. Our transaction services revenues decreased by 30.1% from RMB7.0 billion in 2015 to RMB4.9 billion (US$705.0 million) in 2016. Since October 2015, we have ceased to consolidate the financial results of Qunar, which was previously part of our transaction services in our consolidated financial statements from July 2011 to October 2015. Excluding the impact of Qunar, the revenues of transaction services increased by 32.4% from 2015 to 2016. Excluding the impact of Qunar, the GMV of transaction services increased by 84.2% from 2015 to 2016.

Our transaction services revenues increased by 83.3% from RMB3.8 billion in 2014 to RMB7.0 billion in 2015.

iQiyi. Our iQiyi revenues increased by 113.1% from RMB5.3 billion in 2015 to RMB11.3 billion (US$1.6 billion) in 2016. This increase was mainly attributable to the increase in online marketing revenues and subscription services revenues.

iQiyi revenues increased by 84.3% from RMB2.9 billion in 2014 to RMB5.3 billion in 2015. This increase was mainly attributable to the increase in online marketing revenues and subscription services revenues.

Segment Operating Costs and Expenses

The following table sets forth our operating costs and expenses by segment and year-over-year change rate for the periods indicated:

	Year ended December 31,
	2014	2015		2016
	RMB	RMB	YoY%	RMB	US$	YoY%
	(In thousands, except percentages)
Operating Costs and Expenses:
Search Services	(23,179,666)	(27,549,641)	18.9	(28,222,224)	(4,064,845)	2.4
Transaction Services	(9,796,434)	(20,151,386)	105.7	(17,280,521)	(2,488,913)	(14.2)
iQiyi	(3,983,851)	(7,679,198)	92.8	(14,048,498)	(2,023,404)	82.9

Search Services. Operating costs and expenses of search services mainly consist of traffic acquisition costs, staff related costs, business tax and surcharges, depreciation and intangible amortization expenses, bandwidth costs and marketing and promotion expenses.

Operating costs and expenses of search services were RMB28.2 billion (US$4.1 billion) in 2016, compared to RMB27.5 billion in 2015. The increase was primarily due to a 13.9% increase in traffic acquisition costs, a 20.3% increase in depreciation of servers and other equipment, and a 16.9% increase in bandwidth costs partially offset by a 74.8% decrease in payment platform charges, a 24.6% decrease in promotional expenses and a 129.1% decrease in bad debt provision, all compared to the figures in 2015.

Operating costs and expenses of search services were RMB27.5 billion in 2015, compared to RMB23.2 billion in 2014. The increase was primarily due to a 27.4% increase in traffic acquisition costs, a 28.3% increase in staff related costs, a 21.8% increase in business tax and surcharges, and a 15.4% increase in depreciation and intangible amortization expenses, compared to the figures in 2014.

Transaction Services. Operating costs and expenses of transaction services mainly consist of marketing and promotion expenses, staff related costs, depreciation and intangible amortization expenses, bandwidth costs, traffic acquisition costs and payment platform charges.

Operating costs and expenses of transaction services were RMB17.3 billion (US$2.5 billion) in 2016, compared to RMB20.2 billion in 2015. The decrease was primarily a result of a 31.0% decrease in marketing and promotion expenses, 22.3% decrease in staff related costs and a 40.1% decrease in business tax and surcharges, partially offset by a 298.8% increase of delivery cost of Baidu Deliveries and Baidu Nuomi, all compared to the figures in 2015.

Operating costs and expenses of transaction services were RMB20.2 billion in 2015, compared to RMB9.8 billion in 2014. The increase was primarily a result of a 157.9% increase in marketing and promotion expenses, a 53.9% increase in staff related costs and a 128.0% increase in traffic acquisition costs, compared to the figures in 2014.

iQiyi. Operating costs and expenses of iQiyi mainly consist of content costs, bandwidth costs, staff related costs, marketing and promotion expenses, and business tax and surcharges.

Operating costs and expenses of iQiyi were RMB14.0 billion (US$2.0 billion) in 2016, compared to RMB7.7 billion in 2015. The increase was primarily due to a 121.7% increase in content costs, a 58.7% increase in bandwidth costs, a 49.0% increase in staff related costs, and an 82.9% increase in business tax and surcharges, compared to the figures in 2015.

Operating costs and expenses of iQiyi were RMB7.7 billion in 2015, compared to RMB4.0 billion in 2014. The increase was primarily due to a 136.0% increase in content costs, a 80.5% increase in bandwidth costs, a 44.6% increase in staff related costs, and a 79.8% increase in marketing and promotion expenses, compared to the figures in 2014.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2014, 2015 and 2016 were 2.0%, 1.4% and 2.0%, respectively. The year-over-year percent change in the consumer price index for January 2015, 2016 and 2017 was increase of 0.8%, 1.8% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The average exchange rate between U.S. dollar and RMB has declined from RMB8.2264 per U.S. dollar in July 2005 to RMB6.9198 per U.S. dollar in December 2016. As of December 31, 2016, we recorded RMB2.0 billion (US$291.3 million) of net foreign currency translation loss in accumulated other comprehensive income as a component of shareholders’ equity. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material and adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

Consolidation of Affiliated Entities

In order to comply with PRC laws and regulations limiting foreign ownership of or imposing conditions on value-added telecommunication services, internet, value-added telecommunication-based online advertising, online audio and video services and mobile application distribution businesses, we operate our websites and conduct our value-added telecommunication-based online advertising, online audio and video services and mobile application distribution businesses through our affiliated entities in China by means of contractual arrangements. We have entered into certain exclusive agreements with the affiliated entities through our subsidiaries, which obligate them to absorb a majority of the risk of loss and receive a majority of the residual returns from the affiliated entities’ activities. In addition, we have entered into certain agreements with the affiliated entities and the nominee shareholders of affiliated entities through our subsidiaries, which enable us to direct the activities that most significantly affect the economic performance of the affiliated entities. Based on these contractual arrangements, we consolidate the affiliated entities as required by SEC Regulation SX-3A-02 and ASC topic 810, Consolidation, because we hold all the variable interests of the affiliated entities through the subsidiaries, which are the primary beneficiaries of the affiliated entities. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurred. We will also continuously reconsider whether we are the primary beneficiaries of our affiliated entities as facts and circumstances change. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

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

We have reorganized our operation into three segments since the second quarter of 2015, consisting of the Search Services, Transaction Services and iQiyi. Search Services mainly include our P4P services and other online marketing services. Transaction Services include Baidu Nuomi, Baidu Deliveries, Baidu Mobile Game, Baidu Wallet, Baidu Maps and others. iQiyi is an online video platform with a content library that includes licensed movies, television series, cartoons, variety shows and other programs. We do not allocate any share-based compensation expenses to these segments as the CODM does not use this information to measure the performance of the operating segments.

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

Other performance-based online marketing services. To the extent we provide online marketing services based on performance criteria other than cost-per-click, such as the number of downloads (and user registration) of mobile applications, the number of incremental end users and the total incremental revenue generated, revenue is recognized when the specified performance criteria are met together with satisfaction of other applicable revenue recognition criteria as prescribed by ASC 605.

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

(3)	Revenue-sharing online marketing services

We conduct certain online marketing services as an agent, such as Baidu Nuomi and Baidu Deliveries, by offering goods and services supplied by third-party partners. The revenues from these services are presented on a net basis as we are not the primary obligor in the arrangements in accordance with ASC subtopic 605-45, or ASC 605-45, Revenue Recognition: Principal Agent Consideration. We recognize revenue share for provision of online promotional services based on a negotiated amount or a fixed rate representing the amount billed to registered users less the amount paid to third-party partners, when all the revenue recognition criteria set forth in ASC 605 are met.

(4)	Subscription services

We provide subscription services which require us to stand ready to provide registered users with access to online documents sharing platform, personal cloud computing service and premium content provided by iQiyi. Access to these services are available to subscribers throughout the subscription period, and revenue is recognized ratably as services are provided over the subscription period.

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

We enter into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies, or OVBC, from time to time. The exchanged licensed copyrights provide rights for each respective party only to broadcast the licensed copyrights received on its own website; meanwhile, each party retains the right to continue broadcasting and/or sublicense the rights to the content it surrendered in the exchange. We account for these nonmonetary exchanges in accordance with ASC topic 845, or ASC 845, Nonmonetary Transactions, and record the transaction based on the fair value of the asset surrendered.

We estimate the fair value of the contents surrendered by deriving an “average transaction price” using actual cash sublicensing transactions for the same content with comparable counterparties, when available. The comparability of counterparties is assessed based on a number of factors, including relative size and scale, as well as market share of online viewership traffic they generate. In instances when we do not have actual cash sublicensing transactions for the same content as reference points, the estimates of fair value of the content surrendered is derived using an average transaction price of cash sub-licenses of content that is similar in nature with comparable counterparties. To assess whether the content is similar in nature to the bartered content, we consider, amongst others, (i) the type and the popularity of the content (i.e. movie, television series); (ii) the geographic origination source of the content; and (iii) the unique visitor statistics for each OVBC.

The attributable cost of the barter transaction is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright, computed using the individual-film-forecast-computation method in accordance with ASC topic 926, or ASC 926, Entertainment—Films. We recognized barter sublicensing revenues of RMB423.8 million (US$61.0 million) and RMB366.25 million and the related costs of RMB369.2 million (US$53.2 million) and RMB277.82 million for the year ended December 31, 2016 and 2015, respectively. The barter sublicensing revenues and the related cost of barter sublicensing were insignificant for the year ended December 31, 2014.

Other nonmonetary exchanges.

We engage in certain barter transactions other than licensed copyrights of video contents from time to time and in such situations follows the guidance set forth in ASC 845. While nonmonetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, or the transaction lacks commercial substance, or the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange, the transaction is recognized based on the carrying value of the product or services provided. We also engage in certain advertising barter transactions and follows the guidance set forth in ASC subtopic 605-20, or ASC 605-20, Revenue Recognition: Services. The advertising barter transactions generally are recorded at fair value. If the fair value of the advertising surrendered in the barter transaction is not determinable within required limits, the barter transaction is recorded based on the carrying amount of the advertising surrendered, which is generally nil. The amount of revenues recognized for barter transactions other than licensed copyrights of video contents was insignificant for each of the years presented.

(7)	Other revenue recognition related policies

In accordance with ASC subtopic 605-25, or ASC 605-25, Revenue Recognition: Multiple-Deliverable Revenue Arrangements, for arrangements that include multiple deliverables, primarily for advertisements to be displayed in different spots, placed under different forms and occurred at different times, we evaluate all the deliverables in the arrangement to determine whether they represent separate units of accounting. For the arrangements with deliverable items to be considered a separate unit of accounting, we allocate the total consideration of the arrangement based on their relative selling price, with the selling price of each deliverable determined using vendor-specific objective evidence of selling price, or VSOE, third-party evidence or TPE of selling price, or management’s best estimate of the selling price, or BESP, and recognize revenue as each deliverable is provided. We consider all reasonably available information in determining the BESP, including both market and entity-specific factors. For the arrangements with all deliverable items to be determined as a single unit of accounting due to lack of value on a standalone basis or a contingent revenue feature, we recognize the revenue at the point when last deliverable item has been provided.

We deliver some of our online marketing services to end customers through engaging third party distributors. In this context, we may provide cash incentives to distributors. The cash incentives are accounted for as reduction of revenue in accordance with ASC subtopic 605-50, or ASC 605-50, Revenue Recognition: Customer Payments and Incentives.

We provide sales incentives to customers which entitle them to receive reductions in the price of the online marketing services by meeting certain cumulative consumption requirements. We account for these award credits granted to customers in conjunction with a current sale of products or services as a multiple-element arrangement by analogy to ASC 605-25. The consideration allocated to the award credits is recorded as deferred revenue based on the assumption that the customer will purchase the minimum amount of future service necessary to obtain the maximum award credits available. The deferred revenue is recognized as revenue proportionately as the future services are delivered to the customer or when the award credits expire.

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

Forfeitures are estimated based on historical experience and are periodically reviewed. Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award, or the modified awards. The compensation costs associated with the modified awards are recognized if either the original vesting condition or the new vesting condition is achieved. Total recognized compensation cost for the awards is at least equal to the fair value of the awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modified award, we recognize share-based compensation over the vesting periods of the replacement award, which comprises (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term, and (ii) any unrecognized compensation cost of the original awards, using either the original term or the new term, whichever results in higher expenses for each reporting period.

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

We comply with the provisions of ASC topic 740, or ASC 740, Income Taxes, in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We have elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2014, 2015 and 2016, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

We adopted ASU No. 2015-17, Income Taxes (Topic 740), Balance Sheet Classification of Deferred Taxes, which require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet starting from the fourth quarter of 2015 on a retrospective basis.

Accounts Receivable, net of Allowance

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

Loan and Interest Receivables, net of Allowance

Loan and interest receivables consist primarily of micro loans to individual borrowers. Loan amounts are recorded at the principal net of allowance for credit losses relating to micro loans, and include accrued interest receivable as of the balance sheet date. The loan periods granted by us to the borrowers relating to the micro loans generally range from 1 to 36 months. The cash flows related to micro loans are included in the cash flows from investing activities category in the consolidated statement of cash flows.

Allowance for credit losses relating to micro loans represents our best estimate of the losses inherent in the outstanding portfolio of loans. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential credit losses, and periodic reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding portfolio of loans. We consider many factors in assessing the collectability of the loan receivables, including but not limited to, the age of the amounts due, payment history and, creditworthiness of the borrower, financial conditions of the customer, purposes and terms of the loans and the economic conditions to determine the allowance of credit loss.

Impairment of Long-Lived Assets Other Than Goodwill

We evaluate long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC topic 360, or ASC 360, Property, Plant and Equipment.

When such events occur, we assess the recoverability of the assets group based on the undiscounted future cash flow the assets group is expected to generate and recognize an impairment loss when estimated undiscounted future cash flow expected to result from the use of the assets group plus net proceeds expected from disposition of the assets group, if any, is less than the carrying value of the assets group. If we identify an impairment, we reduce the carrying amount of the assets group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet. The impairment charges of long-lived assets are RMB1.6 million, nil and RMB1.0 million (US$0.1 million) for 2014, 2015 and 2016, respectively.

Impairment of Goodwill

We assess goodwill for impairment in accordance with ASC subtopic 350-20, or ASC 350-20, Intangibles—Goodwill and Other: Goodwill, which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

As of December 31, 2015 and December 31, 2016, we had three reporting units, consisting of search services, transaction services and iQiyi. The goodwill was reassigned to the reporting units affected using a relative fair value allocation approach.

We have the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

In 2016, we performed a qualitative assessment for Search Services reporting unit. Based on the requirements of ASC350-20, we evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, financial performance, and our share price. We weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary as of December 31, 2016. We elected to assess goodwill for impairment using the two-step process for Transaction Service and iQiyi reporting units. Significant management judgment is involved in determining the estimates and assumptions, and actual results may differ from the estimates and assumptions used in valuations. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit, which could trigger future impairment. The judgment in estimating the fair value of reporting units includes forecasts of future cash flows, which are based on our best estimate of future revenue and operating expense growth rates, future capital expenditure and working capital level, as well as discount rate determined by Weighted Average Cost of Capital approach and the selection of comparable companies operating in similar businesses. We also reviewed marketplace data to assess the reasonableness of our assumptions, such as discount rate, operating margins and working capital level. The fair value of Transaction Service and iQiyi exceeded their respective carrying amount, and therefore goodwill related to these reporting units were not impaired and we were not required to perform further testing.

The impairment charges of goodwill are nil for 2014, 2015 and 2016.

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

The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If impairment is considered other-than-temporary, we will write down the asset to its fair value and take the corresponding charge to the consolidated financial statements. The impairment charges of long-term investments are RMB93.4 million, RMB117.0 million and RMB245.3 million (US$35.3 million) for 2014, 2015 and 2016, respectively.

Transfers of Financial Assets

We account for transfers of financial assets in accordance with ASC Topic 860, or ASC 860, Transfers and Servicing. For a transfer of financial assets to be considered as a sale, the assets would be removed from our consolidated balance sheets. If the conditions for sale required by ASC 860 are not met, the transfer is considered to be a secured borrowing, the assets remain on the consolidated balance sheets and the sale proceeds are recognized as our liability.

Pursuant to ASC 860, the transactions of Baidu Wealth Management do not constitute a sale of the underlying securities for accounting purposes. We account for these transactions as secured borrowings included in “Accounts payable and accrued liabilities” on the consolidated balance sheets, and assets pledged are accounted for as trading securities included in short term investments on the consolidated balance sheets. The cash flows related to purchases and maturities of trading securities investments are included in the cash flows from investing activities category, and the proceeds and payments related to the sale of financial products are included in the cash flow from financing activities in the consolidated statement of cash flows.

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

As of December 31, 2016, our principal source of liquidity was RMB89.8 billion (US$12.9 billion) of cash, cash equivalents and short-term investments. Our cash and cash equivalents consist of cash on hand and investments in interest bearing demand deposit accounts, time deposits, money market funds and other liquid investments which have original maturities of three months or less. The short-term investments primarily consist of fixed-rate and adjustable-rate debt investments with original maturity of less than one year. We believe that our current cash, cash equivalents, short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks.

Furthermore, cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to their parent companies outside of China or our company, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” As of December 31, 2016, our PRC subsidiaries and consolidated affiliated entities held RMB84.0 billion (US$12.1 billion) of cash, cash equivalents and short-term investments, RMB318.3 million (US$45.9 million) of which were in the form of foreign currencies.

In December 2014, we entered into two loan agreements with Bank of China (Los Angeles Branch), pursuant to which we borrowed a two-year unsecured loan of US$150.0 million and a three-year unsecured loan of US$150.0 million. Both loans were intended for our general working capital and with a floating interest rate. In connection with the loan agreements, we entered into two interest swap agreements, pursuant to which the loans will be settled in a fixed annual interest rate of 2.31% and 2.45%, respectively, during the respective term of the loans. In December 2016, the loan with a term of two years was fully repaid when it became due. As of December 31, 2016, we had an outstanding balance of US$150.0 million for the three-year loan, which will be due in December 2017.

In July 2015, we entered into a loan agreement with Sumitomo Mitsui Banking Corporation, pursuant to which we were entitled to borrow an unsecured US$ denominated loan of US$150.0 million with a floating interest rate for general working capital purposes. In August 2015, we drew down US$150.0 million with a term of two years under the facility commitment. In connection with the loan agreement, we entered into an interest swap agreement, pursuant to which the loan will be settled with a fixed annual interest rate of 1.41% during the term of the loan. As of December 31, 2016, we had an outstanding balance of US$150.0 million, which will be due in August 2017.

In August 2015, we entered into a loan agreement with HSBC, pursuant to which we were entitled to borrow an unsecured US$ denominated loan of US$200.0 million, with a fixed annual interest rate of 1.42%, for general working capital purposes. In August 2015, we drew down US$200.0 million with a term of two years under the facility commitment. As of December 31, 2016, we had an outstanding balance of US$200.0 million, which will be due in August 2017.

In September 2015, we entered into a banking facility agreement with China Merchants Bank (Shanghai Branch), pursuant to which we were entitled to borrow a RMB denominated loan of RMB100.0 million (US$14.4 million) for one year with a fixed annual interest rate at benchmark one-year lending rate published by the People’s Bank of China. The loan was intended for general working capital purposes. In September 2015, we drew down RMB9.9 million (US$1.4 million) with a fixed interest rate of 4.60%. In November and December 2015, the rest of RMB90.1 million (US$13.0 million) was drawn down with a fixed interest rate of 4.35%. By the end of December, 2016, the loan had been fully repaid.

In January 2016, iQiyi entered into a banking facility agreement with China Merchants Bank (Beijing Branch), pursuant to which iQiyi was entitled to borrow a RMB denominated loan of RMB200.0 million (US$28.8 million) for one year with a fixed annual interest rate at 95% of benchmark one-year lending rate published by the People’s Bank of China. The loan was intended for general working capital purposes. In January 2016, iQiyi drew down RMB53.7 million (US$7.7 million) with a fixed interest rate of 4.13%. In February 2016, iQiyi drew down RMB20.5 million (US$3.0 million) with a fixed interest rate of 4.13%. In December 2016, additional RMB25.8 million (US$3.7 million) was drawn down with a fixed interest rate of 4.13%. As of December 31, 2016, iQiyi had an outstanding balance of RMB100.0 million (US$14.4 million) under the facility, RMB53.7 million (US$7.7 million) of which will be due in January 2017, RMB20.5 million (US$3.0 million) of which will be due in February 2017 and RMB25.8 million (US$3.7 million) of which will be due in December 2017.

In June 2016, we entered into a five-year US$2.0 billion revolving syndicated loan agreement with a group of 21 arrangers. The facilities, a US$1.0 billion five-year unsecured floating rate loan and a US$1.0 billion five-year unsecured revolving facility, were priced at 110 basis points over LIBOR. The use of proceeds of the facilities were intended for general corporate purposes. In June 2016 and November 2016, we drew down US$500.0 million and US$500.0 million under the facilities, respectively. In connection with the facilities, we entered into three interest rate swap agreements, pursuant to which US$500.0 million of the loans will be settled with a fixed annual interest rate of 2.11%, US$250.0 million of the loans will be settled with a fixed annual interest rate of 2.10%, and US$250.0 million of the loans will be settled with a fixed annual interest rate of 2.78%. As of December 31, 2016, we had an outstanding balance of US$1.0 billion under the two facilities, US$500.0 million of which will be due in June 2021 and US$500.0 million of which will be due in November 2021.

In July 2016, we entered into a banking facility agreement with China Merchants Bank (Beijing Branch), pursuant to which we were entitled to borrow an unsecured RMB denominated loan of RMB200.0 million (US$28.8 million) for one year with a fixed annual interest rate at benchmark one-year lending rate published by the People’s Bank of China. This facility is reserved for our consumer credit business. In July 2016, we drew down RMB50.0 million (US$7.2 million) with a fixed interest rate of 4.35%. In August 2016, additional RMB80.0 million (US$11.5 million) was drawn down with a fixed interest rate of 4.35%. As of December 31, 2016, we had an outstanding balance of RMB130.0 (US$18.7 million) under the facility agreement, RMB50.0 million (US$7.2 million) of which will be due in July 2017 and RMB80.0 million (US$11.5 million) of which will be due in August 2017.

In July 2016, we entered into a banking facility agreement with China Citic Bank (Chongqing Branch), pursuant to which we were entitled to borrow an unsecured RMB denominated loan of RMB150.0 million (US$21.6 million) for one year with interest rate based on Loan Prime Rate (LPR) plus 48.5 basis points. This facility is reserved for our consumer credit business. In September 2016, we drew down RMB150.0 million

(US$21.6 million) with an interest rate of 4.78% under the facility. As of December 31, 2016, we had an outstanding balance of RMB150.0 million (US$21.6 million), which will be due in September 2017.

In August, 2016, we entered into a banking facility agreement with China Citic Bank (Chongqing Branch), pursuant to which we were entitled to borrow an unsecured RMB denominated loan of RMB150.0 million (US$21.6 million) for one year with interest rate based on LPR plus 26.75 basis points. This facility is reserved for our consumer credit business. In August 2016, we drew down RMB150.0 million (US$21.6 million) with an interest rate of 4.56% under the facility. As of December 31, 2016, we had an outstanding balance of RMB150.0 million (US$21.6 million), which will be due in August 2017.

In November 2016, we entered into a loan agreement with International Finance Corporation, pursuant to which we borrowed an unsecured RMB denominated loan of RMB500.0 million (US$72.0 million) with a term of one year. The loan is intended for our consumer credit business exclusively. In December 2016, we drew down RMB500.0 million (US$72.0 million) with a fixed interest rate of 4.92%. As of December 31, 2016, we had an outstanding balance of RMB500.0 million (US$72.0 million), which will be due in December 2017.

In December 2016, we entered into a loan agreement with China Merchants Bank (Shanghai Branch), pursuant to which we borrowed an unsecured RMB denominated loan of RMB85.0 million (US$12.2 million) with a term of one year. The loan is to be used for our consumer credit business exclusively. In December 2016, we drew down RMB85.0 million (US$12.2 million) with a fixed interest rate of 4.18%. As of December 31, 2016, we had an outstanding balance of RMB85.0 million (US$12.2 million), which will be due in December 2017.

We have conducted the following four rounds of issuances of debt securities, which remain outstanding as of the date of this annual report:

•

In November 2012, we issued an aggregate of US$1.5 billion senior unsecured notes in two equal tranches, due in 2017 and 2022, with stated annual interest rates of 2.25% and 3.50%, respectively. The net proceeds from the sale of the notes were used for general corporate purposes. As of December 31, 2016, the total carrying value and estimated fair value of these notes were US$1.5 billion and US$1.5 billion. The estimated fair value was based on quoted prices for our publicly-traded debt securities as of December 31, 2016. We are not subject to any financial covenants or other significant restrictions under the notes. During 2016, we paid an aggregate of US$43.1 million in interest payments related to these notes.

•

In August 2013, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2018, with stated annual interest rate of 3.25%. The net proceeds from the sale of the notes were used for general corporate purposes, including merger and acquisition activities. As of December 31, 2016, the total carrying value and estimated fair value of these notes were US$1.0 billion and US$1.0 billion, respectively. The estimated fair value was based on quoted prices for our publicly-traded debt securities as of December 31, 2016. We are not subject to any financial covenants or other significant restrictions under the notes. During 2016, we paid an aggregate of US$32.5 million in interest payments related to these notes.

•

In June 2014, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2019, with stated annual interest rate of 2.75%. The net proceeds from the sale of the notes were used for general corporate purposes. As of December 31, 2016, the total carrying value and estimated fair value of these notes were US$1.0 billion and US$1.0 billion, respectively. The estimated fair value was based on quoted prices for our publicly-traded debt securities as of December 31, 2016. We are not subject to any financial covenants or other significant restrictions under the notes. During 2016 we paid an aggregate of US$27.5 million in interest payments related to these notes.

•	In June 2015, we issued an aggregate of US$750.0 million senior unsecured notes due in 2020, with stated annual interest rate of 3.00%, and an aggregate of US$500.0 million senior unsecured notes due in 2025, with stated annual interest rate of 4.13%. The net proceeds from the sale of the notes were used for general corporate purposes. As of December 31, 2016, the total carrying value and estimated fair value were US$750.0 million and US$753.0 million, respectively, with respect to the notes due in 2020, and US$500.0 million and US$507.0 million, respectively, with respect to the notes due in 2025. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2016. We are not subject to any financial covenants or other significant restrictions under the notes. During 2016, we paid an aggregate of US$43.1 million in interest payments related to these notes.

We may use the net proceeds from our issuance and sale of the notes to fund the operations of our PRC subsidiaries by making additional capital contribution to our existing PRC subsidiaries, injecting capital to establish new PRC subsidiaries and/or providing loans to our PRC subsidiaries. Such transfer of funds from Baidu, Inc. or any of our offshore subsidiaries to our PRC subsidiaries is subject to the PRC regulatory restrictions and procedures: (i) capital increase of the existing PRC subsidiaries and establishment of new PRC subsidiaries must be approved by the Ministry of Commerce or its local counterpart and registered with SAFE or its local counterpart; and (ii) loans to any of our PRC subsidiaries must not exceed the statutory limit, which is the difference between the amount of total investment as approved by or filed with the Ministry of Commerce or its local counterpart and the amount of registered capital of the PRC subsidiary, and must be registered with the local counterpart of SAFE. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or consolidated affiliated entities, or making additional capital contributions to our PRC subsidiaries, which could adversely affect our ability to fund and expand our business.”

As of December 31, 2016, we had RMB43.1 billion (US$6.2 billion) in long-term loans and notes payables (including current portion of RMB8.7 billion (US$1.2 billion)) and had RMB1.1 billion (US$160.6 million) in short-term loans.

Cash Flows and Working Capital

As of December 31, 2014, 2015 and 2016, we had RMB56.6 billion, RMB67.9 billion and RMB89.8 billion (US$12.9 billion) in cash, cash equivalents and short-term investments.

The following table sets forth a summary of our cash flows for the years indicated.

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(In thousands)
Net cash generated from operating activities	17,937,175	19,771,122	22,258,297	3,205,861
Net cash used in investing activities	(22,467,774)	(31,621,128)	(35,910,759)	(5,172,225)
Net cash generated from financing activities	8,611,960	7,778,032	14,446,680	2,080,755
Effect of exchange rate changes on cash	79,567	179,181	144,313	20,785

Net increase (decrease) in cash and cash equivalents	4,160,928	(3,892,793)	938,531	135,176

Cash and cash equivalents at beginning of the period	9,691,797	13,852,725	9,959,932	1,434,529
Cash and cash equivalents at end of the period	13,852,725	9,959,932	10,898,463	1,569,705

Operating Activities

Net cash generated from operating activities increased to RMB22.3 billion (US$3.2 billion) in 2016 from RMB19.8 billion in 2015. This increase was primarily due to the integrated effect of decrease in net income, as adjusted for share exchange impact, other non-operating items, non-cash items and changes in working capital.

Net cash generated from operating activities increased to RMB19.8 billion in 2015 from RMB17.9 billion in 2014. This increase was primarily due to the integrated effect of growth in net income, as adjusted for non-cash items and the effects of changes in working capital and other activities.

Investing Activities

Net cash used in investing activities increased to RMB35.9 billion (US$5.2 billion) in 2016 from RMB31.6 billion in 2015. This increase was primarily due to the increased acquisition of intangible assets, investment in loans and purchase of short-term investments. In 2016, we reclassified the net cash from changes in loan receivables from operating activities to investing activities. The impact on the cash flow statement for 2015 was insignificant.

Net cash used in investing activities increased to RMB31.6 billion in 2015 from RMB22.5 billion in 2014. This increase was primarily due to the increased acquisition of fixed assets and intangible assets, purchase of long-term investments and disposal of subsidiaries which resulted in the reduction of cash balance.

Financing Activities

Net cash generated from financing activities increased to RMB14.4 billion (US$2.1 billion) in 2016 from RMB7.8 billion in 2015. The increase was primarily due to proceeds from sale of financial products and net proceeds from short-term and long-term debt in 2016.

Net cash generated from financing activities was RMB7.8 billion in 2015, compared to net cash of RMB8.6 billion generated from financing activities in 2014. The decrease was primarily due to the repayment of long-term loans and the payment for share repurchase program, partially offset by the proceeds from the non-controlling interest shareholders and proceeds from loans and notes issued in 2015.

Capital Expenditures

We made capital expenditures of RMB4.8 billion, RMB5.2 billion and RMB4.2 billion (US$603.4 million) in 2014, 2015 and 2016, representing 9.8%, 7.9% and 5.9% of our total revenues, respectively. In 2016, our capital expenditures were primarily attributable to the purchase of servers, network equipment and other computer hardware to increase our network infrastructure capacity. We funded our capital expenditures primarily with net cash flow generated from operating activities.

We commenced construction of office buildings in Shenzhen in December 2011, and Shanxi Cloud Computing Center in September 2012, and we expect to complete the planned construction of these projects in 2018. We commenced construction of part of the internet data center of Beijing Cloud Computing Center in April 2014. The first phase of construction was completed in 2016, and we are in the process of planning the rest of the construction work with the completion date not determinable at this stage. See “Item 4.D. Information on the Company—Property, Plant and Equipment” for more details of our capital expenditures associated with these projects.

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

Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated affiliated entities in which we have no legal ownership, totaling approximately RMB7.5 billion, RMB10.6 billion and RMB13.7 billion (US$2.0 billion) as of December 31, 2014, 2015 and 2016, respectively.

C.	Research and Development

We have a team of experienced engineers who are mostly based in Beijing, Shanghai, Shenzhen and Sunnyvale, California. We recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We have also recruited experienced engineers globally. We compete aggressively for engineering talent to help us address challenges such as Chinese language processing, artificial intelligence and deep learning.

In the three years ended December 31, 2014, 2015 and 2016, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB7.0 billion, RMB10.2 billion and RMB10.2 billion (US$1.5 billion), representing 14.2%, 15.3% and 14.4% of our total revenues for 2014, 2015 and 2016, respectively. Our research and development expenses consist primarily of personnel-related costs. We have expensed substantially all of the development costs for the research and development of products and new functionality as incurred, except for certain internal-use software.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2016 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2016.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In RMB thousands)
Long-Term Debt Obligations(1)	48,112,978	9,916,612	15,705,088	13,129,076	9,362,202
Capital Lease Obligations(2)	7,437	7,099	338	—	—
Operating Lease Obligations(3)	6,023,794	3,018,985	2,229,244	745,448	30,117
Purchase Obligations(4)	10,249,627	7,101,567	1,781,325	387,444	979,291
Total	64,393,836	20,044,263	19,715,995	14,261,968	10,371,610

(1)

The long-term debt obligations represent (i) a two-year loan and a three-year loan from Bank of China (Los Angeles Branch), (ii) a two-year loan from Sumitomo Mitsui Banking Corporation, (iii) a two-year loan from Hong Kong and Shanghai Banking Corporation Limited, (iv) senior unsecured notes due in 2017 and 2022, (v) senior unsecured notes due in 2018, (vi) senior unsecured notes due in 2019, (vii) senior unsecured notes due in 2020, (viii) senior unsecured notes due in 2025, and (ix) a five-year loan under revolving facility from a syndicated group of 21 lenders. The total interest to be paid for these loans is (i) RMB25.8 million (US$3.7 million), (ii) RMB11.1 million (US$1.6 million), (iii) RMB15.0 million (US$2.2 million), (iv) RMB1.2 billion (US$174.4 million), (v) RMB451.3 million (US$65.0 million), (vi) RMB477.3 million (US$68.8 million), (vii) RMB546.8 million (US$78.8 million), (viii) RMB1.2 billion (US$175.3 million) and (ix) RMB764.1 million (US$110.0 million), respectively. Please see “Loans Payable” under Note 10 and “Notes Payable” under Note 11 to our audited consolidated financial statements.

(2)	Capital lease obligations represent our obligations for leasing servers, and the total amount of interest to be paid is RMB171.1 thousand (US$24.6 thousand).
(3)	Operating lease obligations represent our obligations for leasing premises and bandwidth.
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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Robin Yanhong Li	48	Chairman and Chief Executive Officer
Qi Lu	55	Vice Chairman, Group President and Chief Operating Officer
Jennifer Xinzhe Li	49	Chief Financial Officer
Ya-Qin Zhang	51	President
Hailong Xiang	39	Senior Vice President
James Ding	51	Independent Director
Brent Callinicos	51	Independent Director
Yuanqing Yang	52	Independent Director

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

Qi Lu joined us in January 2017 as group president and chief operating officer and has served as a director and the vice chairman of the board of directors since February 2017. Dr. Lu is in charge of products, technology, sales, marketing and operations, including our intelligent driving business. Prior to joining us, Dr. Lu most recently served as Microsoft’s global executive vice president and led one of Microsoft’s three business units. Dr. Lu joined Microsoft in 2009 as president of its Online Services Group. Earlier in his career, Dr. Lu joined Yahoo! in 1998, later becoming senior vice president in charge of search and advertising technologies, and subsequently executive vice president in 2007. Dr. Lu holds both bachelor and master degrees in computer science from Fudan University in Shanghai and a Ph.D. in computer science from Carnegie Mellon University. He holds over 40 US patents and has authored many papers in his field.

Jennifer Xinzhe Li has served as our chief financial officer since March 2008 and is in charge of our overall finance functions. Ms. Li has extensive experience in U.S. GAAP reporting and in developing and leading finance and accounting teams before she joined us. Prior to joining Baidu, Ms. Li served as controller of General Motors Acceptance Corporation (GMAC)’s North American Operations from 2005 to 2008. Prior to that, Ms. Li worked at General Motors China, where she was responsible for overseeing finance functions of General Motors’ wholly owned and joint venture businesses in China from 2001 to 2004, with the last post as its chief financial officer. From 1994 to 2001, she held several other finance positions at General Motors in Canada, the United States and Singapore. Ms. Li currently serves on the Board of Philip Morris International, Inc. Ms. Li holds an M.B.A. degree from the University of British Columbia in Vancouver, B.C., Canada and a bachelor of art degree from Tsinghua University in China.

Ya-Qin Zhang joined us in September 2014. He currently serves as president in charge of technology, emerging business, and global business operations. Prior to joining us, Dr. Zhang was Microsoft Corporation’s corporate vice president and the chairman of Microsoft Asia-Pacific R&D Group for a decade, leading Microsoft’s overall research and development efforts in the Asia-Pacific region. Before joining Microsoft in 1999, Dr. Zhang was a director for the Multimedia Technology Laboratory at Sarnoff Corp. Dr. Zhang currently serves on the board of Tarena International, Inc. (NASDAQ: TEDU) and ChinaCache International Holdings Ltd. (NASDAQ: CCIH). Dr. Zhang received his bachelor’s and master’s degrees in electrical engineering from the University of Science and Technology of China, and a Ph.D. in electrical engineering from George Washington University.

Hailong Xiang has served as our senior vice president since October 2014 and as general manager of our search related business since April 2016. He is in charge of our search related business products and sales force management. Mr. Xiang joined us in February 2005 following our acquisition of Shanghai Qilang, an internet services firm established by Mr. Xiang in 2000. Mr. Xiang received his bachelor’s degree in computer science from East China Normal University.

James Ding has served as our independent director since our initial public offering in August 2005. Mr. Ding is currently a general partner and managing director of GSR Ventures, an early stage venture fund focusing on technology, media and telecom investment in China. Prior to that, Mr. Ding served as a co-chairman of the board of directors of AsiaInfo-Linkage Inc., a former NASDAQ-listed company, from July 2010 to January 2014. Prior to that, Mr. Ding served as the chairman of the board of AsiaInfo from April 2003 to July 2010, and a member of the board since AsiaInfo’s inception in 1993. Mr. Ding served as the chief executive officer and president of AsiaInfo from 1999 to 2003 and as senior vice president and chief technology officer of AsiaInfo from 1993 to 1999. Mr. Ding also serves as an independent director of Huayi Brothers Media Corporation, a ChiNext Shenzhen-listed company. Mr. Ding received a master’s degree in information science from the University of California, Los Angeles and a bachelor’s degree in chemistry from Peking University in China.

Brent Callinicos has served as our independent director since October 2015, and as the chairman of our audit committee since April 2016. Mr. Callinicos most recently served as the chief financial officer of Uber Technologies Inc. from September 2013 to March 2015, where he remains an advisor. Prior to joining Uber, he worked at Google from January 2007 to September 2013, where he last served as vice president, treasurer and chief accountant. He also led green energy investments and financial services at Google Inc. From 1992 to 2007, he served in a variety of increasingly senior roles at Microsoft Corporation, where he last served as corporate vice-president and divisional chief financial officer of the Platforms and Services Division, and oversaw Microsoft’s Worldwide Licensing and Pricing and Microsoft Financing. He currently serves on the board of directors of PVH Corp., a NYSE-listed company, and two private companies. From January 2017 to present, he also serves as chief operation officer and chief financial officer of Hyperloop One. Mr. Callinicos is a certified public accountant. Mr. Callinicos received a bachelor’s degree from the University of North Carolina at Chapel Hill and an M.B.A. degree from the Kenan-Flagler School of Business at Chapel Hill.

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

In 2016, we paid an aggregate of approximately RMB38.9 million (US$5.6 million) in cash compensation and granted options to purchase an aggregate of 27,253 Class A ordinary shares and 9,184 restricted Class A ordinary shares to our executive officers as of the date of this annual report as a group. We also paid an aggregate of approximately RMB0.6 million (US$89.4 thousand) in cash compensation and granted options to purchase an aggregate of 433 restricted Class A ordinary shares to our non-executive directors as of the date of this annual report as a group. Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment insurance and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Our board of directors and shareholders approved the issuance of up to 5,040,000 ordinary shares upon exercise of awards granted under our 2000 option plan. Our 2000 option plan terminated in January 2010 upon the expiration of its ten-year term. At the annual general meeting held on December 16, 2008, our shareholders approved a 2008 share incentive plan, which has reserved an additional 3,428,777 Class A ordinary shares for awards to be granted pursuant to its terms. As of December 31, 2016, options to purchase an aggregate of 358,118 Class A ordinary shares and an aggregate of 983,964 restricted Class A ordinary shares had been granted under the 2008 share incentive plan.

The following table summarizes, as of December 31, 2016, the outstanding options and restricted Class A ordinary shares that we granted to our current directors and executive officers and to other individuals as a group. Each Class A ordinary share is represented by 10 ADSs.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Grant Date	Expiration Date
Robin Yanhong Li	3,607		133.86	February 11, 2009	February 11, 2019
	4,247		1,058.90	January 25, 2011	January 25, 2021
	4,515		1,418.30	February 16, 2012	February 16, 2022
	10,598		1,083.00	January 31, 2013	January 31, 2023
	2,415		1,725.30	February 24, 2014	February 24, 2024
	443	(1)	—	February 24, 2014	N/A
	11,977		2,146.70	February 11, 2015	February 11, 2025
	3,282	(1)	—	February 11, 2015	N/A
	43,904		2,069.00	April 16, 2015	April 16, 2025
	43,904	(1)	—	April 16, 2015	N/A
	2,638		1,582.20	February 25, 2016	February 25, 2026
	9,060		1,751.00	October 27, 2016	October 27, 2026
	3,532	(1)	—	October 27, 2016	N/A
Jennifer Xinzhe Li	*		1,058.90	January 25, 2011	January 25, 2021
	*		1,083.00	January 31, 2013	January 31, 2023
	*		1,725.30	February 24, 2014	February 24, 2024
	*	(1)	—	February 24, 2014	N/A
	*		2,146.70	February 11, 2015	February 11, 2025
	*	(1)	—	February 11, 2015	N/A
	*		1,582.20	February 25, 2016	February 25, 2026
	*		1,751.00	October 27, 2016	October 27, 2026
	*	(1)	—	October 27, 2016	N/A
Ya-Qin Zhang	*	(1)	—	October 29, 2014	N/A
	*		2,245.50	October 29, 2014	October 29, 2024
	*		1,751.00	October 27, 2016	October 27, 2026
	*	(1)	—	October 27, 2016	N/A
Hailong Xiang	*		1,501.70	July 21, 2011	July 21, 2021
	*		1,418.30	February 16, 2012	February 16, 2022
	*		1,083.00	January 31, 2013	January 31, 2023
	*	(1)	—	July 18, 2013	N/A
	*		1,112.00	July 18, 2013	July 18, 2023
	*	(1)	—	February 24, 2014	N/A
	*		1,725.30	February 24, 2014	February 24, 2024
	*	(1)	—	October 29, 2014	N/A
	*		2,245.50	October 29, 2014	October 29, 2024
	*		1,582.20	February 25, 2016	February 25, 2026
	*	(1)	—	October 27, 2016	N/A
	*		1,751.00	October 27, 2016	October 27, 2026
James Ding	*	(1)	—	February 25, 2016	N/A
Brent Callinicos	*	(1)	—	October 22, 2015	N/A
	*	(1)	—	February 25, 2016	N/A
	*	(1)	—	July 28, 2016	N/A
Yuanqing Yang	*	(1)	—	October 22, 2015	N/A
	*	(1)	—	February 25, 2016	N/A
Other individuals as a group	740,366		—	—	—

*	The options and restricted shares in aggregate held by each of these directors and officers represent less than 1% of our total outstanding shares.
(1)	Restricted shares.

The following paragraphs summarize the key terms of our 2008 share incentive plan adopted on December 16, 2008.

2008 Share Incentive Plan

Types of Awards. We may grant the following types of awards under our 2008 share incentive plan:

•	options;

•	restricted shares;

•	restricted share units; and

•	any other form of awards granted to a participant pursuant to the 2008 plan.

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

Restricted Shares and Restricted Share Units. The compensation committee is also authorized to make awards of restricted shares and restricted share units. Except as otherwise determined by the compensation committee at the time of the grant of an award or thereafter, upon termination of employment or service during the applicable restriction period, restricted shares that are at the time subject to restrictions shall be forfeited or repurchased in accordance with the respective award agreements.

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

Audit Committee

Our audit committee consists of Brent Callinicos, James Ding and Yuanqing Yang, all of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules and Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. Callinicos is an audit committee financial expert as defined in the instructions to Item 16A of the Form 20-F. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2016, our audit committee held meetings or passed resolutions by unanimous written consent six times.

Compensation Committee

Our compensation committee consists of James Ding and Yuanqing Yang, all of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules. The compensation committee assists the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting while his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2016, our compensation committee held meetings or passed resolutions by unanimous written consent five times.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of James Ding and Yuanqing Yang, both of whom satisfy the “independence” requirements of Rule 5605(a) (2) of the NASDAQ Stock Market Rules. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2016, our corporate governance and nominating committee passed resolutions by unanimous written consent once.

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

We had 46,391, 41,467 and 45,887 employees as of December 31, 2014, 2015 and 2016, respectively. As of December 31, 2016, we had 2,594 employees in management and administration, 19,562 employees in research and development, 6,442 employees in operation and service, and 17,289 employees in sales and marketing. As of December 31, 2016, we had 28,920 employees in Beijing, 16,147 employees outside of Beijing but within China, and 820 employees outside of China. We also hire temporary employees and contractors from time to time. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to manage our expanding operations effectively.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2017 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Shares Beneficially Owned
Directors and Executive Officers:	Number(1)	%(2)
Robin Yanhong Li(3)	5,607,622	16.1%
Qi Lu	*	*
Jennifer Xinzhe Li	*	*
Ya-Qin Zhang	*	*
Hailong Xiang	*	*
James Ding(4)	*	*
Brent Callinicos	*	*
Yuanqing Yang(5)	*	*
All Directors and Executive Officers as a Group(6)	5,636,595	16.2%
Principal Shareholders:
Handsome Reward Limited(7)	5,490,000	15.8%
Baillie Gifford & Co (Scottish partnership)(8)	2,467,540	7.1%

*	Less than 1% of our total outstanding Class A ordinary shares and Class B ordinary shares.
**

Except for James Ding, Yuanqing Yang and Brent Callinicos, the business address of our directors and executive officers is c/o Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.

(1)

The number of shares beneficially owned by each named director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested or will vest within 60 days after February 28, 2017, and restricted shares held by such person that will vest within 60 days after February 28, 2017. The options and restricted shares were granted under our 2008 share incentive plan.

(2)

Percentage of beneficial ownership of each named director and executive officer is based on 34,748,746 ordinary shares (consisting of 27,372,492 Class A ordinary shares and 7,376,254 Class B ordinary shares) of our company outstanding as of February 28, 2017, the number of ordinary shares underlying options that have vested or will vest within 60 days after February 28, 2017, and the number of restricted shares that will vest within 60 days after February 28, 2017, each as held by such person as of that date.

(3)

Includes (i) 37,665 Class A Ordinary Shares directly held by Mr. Li on record; (ii) 21,481 Class A ordinary shares in the form of ADSs held in the brokerage account of the administrator of the issuer’s employee stock option program; (iii) 5,097 restricted Class A Ordinary Shares that had vested as of February 28, 2017; (iv) 53,379 Class A Ordinary Shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of February 28, 2017; and (v) 5,490,000 Class B Ordinary Shares held by Handsome Reward Limited, a British Virgin Islands company wholly owned and controlled by Mr. Li, and excludes 1,510,000 Class B Ordinary Shares and 49,600 Class A Ordinary Shares in the form of ADSs owned by Melissa Ma, Mr. Li’s wife, of which Mr. Li disclaims beneficial ownership.

(4)	The business address of Mr. Ding is 56/F, China World Tower 3, No. 1 Jianguomenwai Street, Chaoyang District, Beijing 100004, PRC.
(5)	The business address of Mr. Yang is c/o Lenovo, No. 6 Shangdi West Road, Haidian District, Beijing 100085, PRC.
(6)	Includes ordinary shares, ordinary shares issuable upon exercise of options and restricted shares, held by all of our directors and executive officers as a group.
(7)

Represents 5,490,000 Class B ordinary shares held by Handsome Reward Limited, a British Virgin Island company wholly owned and controlled by Mr. Robin Yanhong Li. The business address of Handsome Reward Limited is c/o Robin Yanhong Li, Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.

(8)

Represents 2,467,540 Class A ordinary shares in the form of ADSs held by Baillie Gifford & Co (Scottish partnership), as reported on the Schedule 13G filed by Baillie Gifford & Co (Scottish partnership) on January 13, 2017. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of February 28, 2017. The address of Baillie Gifford & Co (Scottish partnership) is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

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

As of February 28, 2017, 34,748,746 of our ordinary shares were issued and outstanding. To our knowledge, approximately 79.5% of our total outstanding ordinary shares were held by four record shareholders in the United States, including approximately 78.7% held by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

As of December 31, 2014, 2015 and 2016, we had RMB50.1 thousand, RMB2.0 billion and RMB356.7 million (US$51.4 million), respectively, due from related parties. The decrease of the balance from December 31, 2015 to December 31, 2016 was primarily due to repayment of loans that we had provided to certain investees, offset by the increased transactions amount incurred in the ordinary course of business with certain investees that were determined to be related parties. The increase of the balance from December 31, 2014 to December 31, 2015 was primarily due to unsettled loans provided to certain investees and amount incurred by transactions in the ordinary course of business with certain investees that were determined to be related parties. The amount outstanding as of March 30, 2017 was RMB321.9 million (US$46.4 million).

As of December 31, 2014, 2015 and 2016, we had RMB8.4 million, RMB785.9 million and RMB458.7 million (US$66.1 million), respectively, due to related parties. The decrease of the balance from December 31, 2015 to December 31, 2016 was primarily due to repayment of loans that certain investees had provided to us, offset by the increased transactions amount incurred in the ordinary course of business with certain investees that were determined to be related parties. The increase of the balance from December 31, 2014 to December 31, 2015 was primarily due to an unsettled loan provided by certain investee, as well as amount incurred by transactions in the ordinary course of business with certain investees that were determined to be related parties. The amount outstanding as of March 30, 2017 was RMB359.5 million (US$51.8 million).

For the year ended December 31, 2015 and 2016, the related party transactions mainly represented the online marketing services that we provided to Ctrip (including Qunar), which was in the total amount of RMB89.2 million and RMB630.8 million (US$90.9 million), respectively.

In 2014, 2015 and 2016, with the approval from our board of directors, we reimbursed Mr. Robin Yanhong Li the fees and expenses incurred in connection with his use of an aircraft beneficially owned by his family member for our business purposes. The hourly rate for use of the aircraft was determined based on an analysis of market rates for the charter of comparable aircrafts. The service charges for the use of the aircraft for 2014, 2015 and 2016 were insignificant.

In 2014, 2015 and 2016, certain subsidiaries of ours rent an office building owned by the family members of Mr. Hailong Xiang, one of our executive officers. The amount of rental expenses for 2014, 2015 and 2016 were insignificant.

Share Options and Restricted Shares Grants

Please refer to “Item 6.B. Directors, Senior Management and Employees—Compensation.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we have been involved in litigation or other disputes regarding, among other things, copyright and trademark infringement, defamation, unfair competition and labor disputes. Our search results provide links to materials, and our P4P, Baidu Post Bar, Baidu Netdisk, Baidu Nuomi, iQiyi and certain other products or services may contain materials, in which others may allege to own copyrights, trademarks or image rights or which others may claim to be defamatory or objectionable. We have received notice letters from third parties asserting copyright infringement, unfair competition, defamation, breach of contract and labor-related claims against us.

In 2016, 1,781 complaints were filed against us before various courts in China, the U.S. and Brazil, and the aggregate amount of the damages sought in these complaints totals approximately RMB496.6 million (US$71.5 million). As of December 31, 2016, 754 cases against us were pending before various courts in China, the U.S. and Brazil. The aggregate amount of damages sought under these pending cases is approximately RMB678.3 million (US$97.7 million).

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to Cayman Islands law. Even if our board of directors decides to pay dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, our depositary will distribute such dividends to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

The following table provides the high and low trading prices for our ADSs on NASDAQ for (i) the years 2012, 2013, 2014, 2015 and 2016, (ii) each of the four quarters of 2015 and 2016, and (iii) each of the past six full months.

	Trading Price
	High	Low
Annual Highs and Lows
2012	154.15	85.96
2013	181.25	82.98
2014	251.99	140.66
2015	234.67	100.00
2016	201.00	139.61
Quarterly Highs and Lows
First Quarter 2015	234.67	199.70
Second Quarter 2015	223.95	188.60
Third Quarter 2015	210.00	100.00
Fourth Quarter 2015	217.97	135.31
First Quarter 2016	193.73	139.61
Second Quarter 2016	201.00	155.28
Third Quarter 2016	197.80	155.28
Fourth Quarter 2016	187.24	159.54
Monthly Highs and Lows
September 2016	197.80	171.77
October 2016	187.24	171.89
November 2016	177.35	159.54
December 2016	173.00	160.79
January 2017	183.00	165.82
February 2017	188.54	171.73
March 2017 (through March 30, 2017)	178.86	166.00

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on NASDAQ since August 5, 2005 under the symbol “BIDU”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our third amended and restated memorandum and articles of association, as well as the Companies Law (2016 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2016 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Foreign Exchange.”

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

Cayman Islands Tax Considerations

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Tax Considerations

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

United States Federal Income Tax Considerations

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

U.S. Holders are urged to consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state, local and foreign tax consequences to them of ownership and disposition of ADSs or ordinary shares.

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

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, you may be able to obtain a reduced rate of PRC withholding taxes under the income tax treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the income tax treaty between the United States and the PRC may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which you elect to do so for all creditable foreign income taxes. You should consult your tax advisor regarding the creditability of any PRC tax.

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

Passive Foreign Investment Company

A non-U.S. corporation, such as our own, is considered a passive foreign investment company or “PFIC” for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares. Although the law in this regard is not entirely clear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2017 and for subsequent taxable years.

Although under certain interpretations of how one determines what portion of goodwill and certain other assets are treated as “passive”, we may have been a PFIC for 2015, we believe under more reasonable approaches for our circumstances, based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, that we were not a PFIC for our taxable year ended December 31, 2015. However, given the lack of authority and the highly factual nature of the analyses, no assurance can be given. We do not expect to be a PFIC for our taxable year ending December 31, 2017 or for the foreseeable future. In addition, we do not believe that we were a PFIC for our taxable year ended December 31, 2016 even under the least favorable interpretations of what portion of goodwill and certain other assets are treated as “passive.” However, our PFIC status for the current taxable year ending December 31, 2017 will not be determinable until the close of the taxable year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year).

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will generally be calculated using the market price of the ADSs and ordinary shares, our PFIC status will depend in large part on the market price of the ADSs and ordinary shares, which may fluctuate considerably. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. If we are a PFIC for any year during which you hold the ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold such ADSs or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable.

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or “regularly traded,” on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed on the NASDAQ Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC. However, a mark-to-market election may not be made with respect to our ordinary shares as they are not marketable stock. If you make a valid mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. Such deductions, however, are allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to excess cash invested in short-term instruments with original maturities of less than a year. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage our interest risk exposure, other than interest swap agreements entered into in connection with the loan agreement with Bank of China (Los Angeles Branch) dated December 2014, the loan agreement with Sumitomo Mitsui Banking Corporation dated July 2015 and the loan agreement with a group of 21 arrangers dated June 2016. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Foreign Exchange Risk

Most of our revenues and costs are denominated in RMB, while a portion of our cash and cash equivalents, short-term financial assets, long-term investments, long-term loans payable and notes payable are denominated in U.S. dollars. Our exposure to foreign exchange risk primarily relates to those financial assets and financial liabilities denominated in U.S. dollars. Any significant revaluation of RMB against the U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material and adverse effect on your investment.” In addition, we commenced operation in Japan in late 2007. To the extent we need to make capital injections into our Japan operation by converting U.S. dollars into Japanese Yen, we will be exposed to the fluctuations in the exchange rate between the U.S. dollar and the Japanese Yen. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments.

The RMB depreciated by 6.70% against the U.S. dollar in 2016. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB4.3 billion (US$621.4 million) in the value of our U.S. dollar-denominated long-term loans payable and notes payable at December 31, 2016.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The depositary’s principal executive office is located at 225 Liberty Street, 21st Floor, New York, New York 10286.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2017, we received approximately US$4.2 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2016, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2016, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Brent Callinicos, an independent director (under the standards set forth in NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and chairman of our audit committee, is an audit committee financial expert.

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

	2015		2016
Audit fees(1)	US$	3,673,825	US$	2,677,284
Audit-related fees(2)	US$	229,184	US$	284,664
Tax fees(3)	US$	52,355	US$	30,502

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2015 and 2016, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	“Audit-related fees” means fees billed in 2015 and 2016 for professional services rendered by our principal auditors associated with certain due diligence projects.
(3)

“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning. In 2015 and 2016, the tax fees refer to fees paid to our principal auditors for reviewing the compliance of our tax documentation and providing tax advices.

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

On October 22, 2015, our board of directors authorized a share repurchase program, under which we may repurchase up to US$2.0 billion of our ADSs or ordinary shares over 24 months from October 22, 2015 through October 21, 2017. The share repurchase program was publicly announced on October 29, 2015.

We did not conduct any repurchase under this program in 2016.

The table below is a summary of the shares repurchased by us in 2017. All shares were repurchased in the open market pursuant to the share repurchase program announced on October 29, 2015.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
March 1 – March 29	687,610	$169.41	687,610	$1,883,512,951
Total	687,610	$169.41	687,610	$1,883,512,951

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2016. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

4.11

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

4.18

Translation of the Web Layout Copyright License Agreement dated June 23, 2006 between Baidu Online and Beijing Perusal (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.19

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

4.22

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

4.24

Translation of the supplementary agreement to the Loan Agreement among Robin Yanhong Li, Baidu Netcom and Baidu Online dated September 6, 2011 (incorporated by reference to Exhibit 4.65 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.25

Translation of the supplementary agreement to the Software License Agreement between Baidu Online and Baidu Netcom dated January 30, 2011 (incorporated by reference to Exhibit 4.68 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.26

Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and Baidu Netcom dated January 30, 2011 (incorporated by reference to Exhibit 4.69 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.27

Translation of Supplementary Agreement among Baidu Online, BaiduPay, Baidu Netcom and Hu Cai dated September 6, 2011 (incorporated by reference to Exhibit 4.79 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.28

Translation of the Supplementary Agreement to Exclusive Technology Consulting and Services Agreement between Baidu Online and BaiduPay dated September 6, 2011 (incorporated by reference to Exhibit 4.80 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.29

Translation of the Supplementary Agreement to Web Layout Copyright License Agreement between Baidu Online and BaiduPay dated September 6, 2011 (incorporated by reference to Exhibit 4.74 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2013)

4.30

Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and Baidu Netcom dated August 15, 2013 (incorporated by reference to Exhibit 4.64 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

4.31

Translation of the supplementary agreement to the Software License Agreement between Baidu Online and Baidu Netcom dated August 15, 2013 (incorporated by reference to Exhibit 4.65 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

4.32

Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and Beijing Perusal dated August 15, 2013 (incorporated by reference to Exhibit 4.66 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

4.33

Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and BaiduPay dated August 15, 2013 (incorporated by reference to Exhibit 4.67 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

4.34*

Translation of the Termination Agreements among Baidu Online, Beijing Perusal, Jiping Liu and Yazhu Zhang, former individual shareholders of Beijing Perusal, dated March 15, 2016 and May 3, 2016, respectively

4.35*	Translation of the Amended and Restated Loan Agreements between Baidu Online and Zhixiang Liang, and between Baidu Online and Xiaodong Wang, both dated June 20, 2016

Exhibit Number	Description of Document

4.36*	Translation of the Equity Transfer Agreements between Jiping Liu and Zhixiang Liang, between Jiping Liu and Xiaodong Wang, and between Yazhu Zhang and Xiaodong Wang, all dated May 3, 2016

4.37*	Translation of Proxy Agreement among Zhixiang Liang and Baidu Online and of Proxy Agreement among Xiaodong Wang and Baidu Online, both dated May 3, 2016

4.38*	Translation of the Operating Agreement among Baidu Online, Beijing Perusal, Zhixiang Liang, and Xiaodong Wang, dated May 3, 2016

4.39*	Translation of the Amended and Restated Equity Pledge Agreements between Baidu Online and Zhixiang Liang, and between Baidu Online and Xiaodong Wang, both dated June 20, 2016

4.40*

Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreements among Baidu Online, Zhixiang Liang and Beijing Perusal, and among Baidu Online, Xiaodong Wang and Beijing Perusal, both dated June 20, 2016

4.41*	Translation of Irrevocable Power of Attorney issued by Zhixiang Liang, the individual shareholder of Beijing Perusal, dated May 3, 2016

4.42*	Translation of Irrevocable Power of Attorney issued by Xiaodong Wang, the individual shareholder of Beijing Perusal, dated May 3, 2016

4.43*	Translation of the Termination Agreement of Current Control Contracts among Baidu Online, Baidu Netcom, Robin Yanhong Li and Zhan Wang dated June 13, 2016

4.44*	Translation of the Amended and Restated Loan Agreement between Baidu Online and Hailong Xiang dated January 18, 2017

4.45*	Translation of the Amended and Restated Loan Agreement between Baidu Online and Yanhong Li dated January 18, 2017

4.46*	Translation of the Equity Transfer Agreement between Zhan Wang and Hailong Xiang dated June 13, 2016

4.47*	Translation of the Proxy Agreement among Robin Yanhong Li, Hailong Xiang and Baidu Online dated June 13, 2016

4.48*	Translation of the Operating Agreement among Baidu Online, Baidu Netcom, Robin Yanhong Li, Hailong Xiang dated June 13, 2016

4.49*	Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Hailong Xiang dated January 18, 2017

4.50*	Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Yanhong Li dated January 18, 2017

4.51*	Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreement among Baidu Online, Hailong Xiang and Baidu Netcom dated January 18, 2017

4.52*	Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreement among Baidu Online, Yanhong Li and Baidu Netcom dated January 18, 2017

4.53*	Translation of Irrevocable Power of Attorney issued by Robin Yanhong Li, an individual shareholder of Baidu Netcom, dated June 13, 2016

4.54*	Translation of Irrevocable Power of Attorney issued by Hailong Xiang, an individual shareholder of Baidu Netcom, dated June 13, 2016

Exhibit Number	Description of Document

4.55*	Translation of the Termination of Power of Attorney issued by Zhixiang Liang to Zhan Wang, dated October 18, 2016

4.56*	Translation of Irrevocable Power of Attorney issued by Zhixiang Liang, the individual shareholder of BaiduPay, dated October 18, 2016

4.57*	Translation of Acceptance of the Irrevocable Power of Attorney by Hailong Xiang, dated October 18, 2016

4.58*	Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Zhixiang Liang, dated October 18, 2016

4.59*	Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreement between Baidu Online, Zhixiang Liang and BaiduPay, dated October 18, 2016

4.60*	Translation of the Amended and Restated Loan Agreement between Baidu Online and Zhixiang Liang, dated October 18, 2016

4.61*	Translation of the Amended and Restated Operating Agreement among Baidu Online, BaiduPay, Zhixiang Liang, Baidu Netcom, and An Yi Heng Tong (Beijing) Co., Ltd., dated October 18, 2016

4.62

Loan Agreement between Baidu, Inc. and Bank of China, Los Angeles Branch dated December 9, 2014 (incorporated by reference to Exhibit 4.73 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.63

Share Exchange Agreement among Baidu, Inc., Baidu Holdings Limited and Ctrip.com International, Ltd. dated October 24, 2015 (incorporated by reference to Exhibit 2 of our Report on Schedule 13D filed with the Securities and Exchange Commission with respect to Ctrip.com International, Ltd. on November 5, 2015)

4.64

Standstill Agreement between Baidu, Inc. and Ctrip.com International, Ltd. dated October 26, 2015 (incorporated by reference to Exhibit 3 of our Report on Schedule 13D filed with the Securities and Exchange Commission with respect to Ctrip.com International, Ltd. on November 5, 2015)

4.65

Registration Rights Agreement between Baidu Holdings Limited and Ctrip.com International, Ltd. dated October 26, 2015 (incorporated by reference to Exhibit 4 of our Report on Schedule 13D filed with the Securities and Exchange Commission with respect to Ctrip.com International, Ltd. on November 5, 2015)

4.66

Facility Agreement between Baidu, Inc. and Sumitomo Mitsui Banking Corporation dated July 17, 2015 (incorporated by reference to Exhibit 4.68 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 8, 2016)

4.67

Facility Agreement between Baidu, Inc. and The Hong Kong and Shanghai Banking Corporation Limited dated August 25, 2015 (incorporated by reference to Exhibit 4.69 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 8, 2016)

4.68*	US$2,000,000,000 Facilities Agreement between the Registrant and other parties thereto dated June 8, 2016

4.69*	Note Purchase Agreement among Qiyi.com, Inc., Baidu Holdings Limited and other parties thereto dated January 11, 2017

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

Exhibit Number	Description of Document

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.14 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Ernst & Young Hua Ming LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baidu, Inc.

By:	/s/ Robin Yanhong Li
Name: Robin Yanhong Li Title: Chairman and Chief Executive Officer

Date: March 31, 2017

BAIDU, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Baidu, Inc.

We have audited the accompanying consolidated balance sheets of Baidu, Inc. (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baidu, Inc. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Baidu, Inc.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

March 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Baidu, Inc.

We have audited Baidu, Inc.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Baidu, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Baidu, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Baidu, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016 of Baidu, Inc., and our report dated March 31, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

March 31, 2017

BAIDU, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2015	2016	2016
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		9,959,932	10,898,463	1,569,705
Restricted cash		95,997	317,521	45,733
Short-term investments	4	57,969,242	78,943,065	11,370,166
Accounts receivable, net of allowance of RMB189,563 and RMB177,401 (US$25,551) for 2015 and 2016, respectively	5	3,926,986	4,109,324	591,866
Loans and interest receivable, current portion net of allowances of RMB8,945 and RMB48,722 (US$7,017) for 2015 and 2016, respectively		227,107	1,800,397	259,311
Amounts due from related parties	19	1,940,559	345,594	49,776
Other current assets, net	6	4,113,840	3,344,516	481,710

Total current assets		78,233,663	99,758,880	14,368,267

Non-current assets:
Fixed assets, net	7	10,627,127	11,294,348	1,626,724
Intangible assets, net	8	3,334,619	3,872,227	557,718
Goodwill	8	15,395,573	15,342,096	2,209,721
Long-term investments, net	4	37,958,591	45,690,363	6,580,781
Deferred tax assets, net	12	1,008,174	1,100,230	158,466
Loans and interest receivable, non current portion net of allowances of nil and RMB69,457 (US$10,004) for 2015 and 2016, respectively		122,093	2,708,817	390,151
Amounts due from related parties	19	9,725	11,153	1,606
Other non-current assets		1,163,743	2,219,277	319,642

Total non-current assets		69,619,645	82,238,511	11,844,809

Total assets		147,853,308	181,997,391	26,213,076

LIABILITIES AND EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB14,391,610 and RMB20,914,589 (US$3,012,327) as of December 31, 2015 and 2016, respectively):	1
Short-term loans	10	100,000	1,115,000	160,593
Accounts payable and accrued liabilities	9	17,840,192	28,654,086	4,127,047
Customer advances and deposits		5,420,230	6,031,681	868,743
Deferred revenue		375,672	596,460	85,908
Deferred income		559,855	566,104	81,536
Long-term loans, current portion	10	974,820	3,468,296	499,539
Notes payable, current portion	11	—	5,203,315	749,433
Amounts due to related parties	19	785,945	458,687	66,065
Capital lease obligation		46,088	8,416	1,212

Total current liabilities		26,102,802	46,102,045	6,640,076

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB2,718,124 and RMB1,107,864 (US$159,566) as of December 31, 2015 and 2016, respectively):	1
Deferred income		17,413	27,828	4,008
Long-term loans	10	3,239,676	6,822,109	982,588
Notes payable	11	30,702,116	27,648,477	3,982,209
Deferred tax liabilities	12	3,441,290	3,589,235	516,957
Capital lease obligation		8,435	348	50
Other non-current liabilities		125,860	64,954	9,355

Total non-current liabilities		37,534,790	38,152,951	5,495,167

Total liabilities		63,637,592	84,254,996	12,135,243

Commitments and contingencies	14
Redeemable noncontrolling interests	15	3,947,879	5,491,976	791,009
Equity
Class A ordinary shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,113,541 shares and 27,325,551 shares issued and outstanding as at December 31, 2015 and 2016, respectively	16	12	12	2
Class B ordinary shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,492,921 shares and 7,401,254 shares issued and outstanding as at December 31, 2015 and 2016, respectively	16	3	3	—
Additional paid-in capital		6,402,349	8,322,787	1,198,731
Retained earnings	16	74,659,355	85,733,706	12,348,222
Accumulated other comprehensive loss	16	(806,056)	(1,782,966)	(256,801)

Total Baidu, Inc. shareholders’ equity		80,255,663	92,273,542	13,290,154

Noncontrolling interests		12,174	(23,123)	(3,330)

Total equity		80,267,837	92,250,419	13,286,824

Total liabilities, redeemable noncontrolling interests and equity		147,853,308	181,997,391	26,213,076

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the Years Ended December 31,
	Notes	2014	2015	2016	2016
		RMB	RMB	RMB	US$
Revenues:
Online marketing services		48,495,215	64,037,006	64,525,115	9,293,550
Others		557,103	2,344,723	6,024,249	867,672

Total revenues		49,052,318	66,381,729	70,549,364	10,161,222

Operating costs and expenses:
Cost of revenues		(18,885,450)	(27,458,030)	(35,278,945)	(5,081,225)
Selling, general and administrative		(10,382,142)	(17,076,383)	(15,070,586)	(2,170,616)
Research and development		(6,980,962)	(10,175,762)	(10,150,753)	(1,462,013)

Total operating costs and expenses		(36,248,554)	(54,710,175)	(60,500,284)	(8,713,854)

Operating profit		12,803,764	11,671,554	10,049,080	1,447,368

Other income:
Interest income		1,992,818	2,362,632	2,341,631	337,265
Interest expense		(628,571)	(1,041,394)	(1,157,562)	(166,724)
Foreign exchange income, net		75,780	181,802	508,312	73,212
Income (loss) from equity method investments	4	(19,943)	3,867	(1,025,727)	(147,735)
Others, net	4	260,558	24,728,162	3,793,473	546,374

Total other income, net		1,680,642	26,235,069	4,460,127	642,392

Income before income taxes		14,484,406	37,906,623	14,509,207	2,089,760

Income taxes	12	(2,231,172)	(5,474,377)	(2,913,594)	(419,645)

Net income		12,253,234	32,432,246	11,595,613	1,670,115

Net loss attributable to noncontrolling interests		943,698	1,231,927	36,656	5,280

Net income attributable to Baidu, Inc.		13,196,932	33,664,173	11,632,269	1,675,395

Earnings per share for Class A and Class B ordinary shares:	17
Basic		374.88	954.56	319.47	46.01
Diluted		373.43	951.49	318.62	45.89
Earnings per ADS (1 Class A ordinary share equals 10 ADSs):	17
Basic		37.49	95.46	31.95	4.60
Diluted		37.34	95.15	31.86	4.59
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic		35,062,466	34,921,782	34,665,238	34,665,238
Diluted		35,198,474	35,034,470	34,757,086	34,757,086
Other comprehensive loss:	16
Foreign currency translation adjustment		(422,925)	(644,896)	(589,870)	(84,959)
Unrealized gains (losses) on available-for-sale investments, net of reclassification		(17,698)	294,559	(60,393)	(8,698)

Other comprehensive loss, net of tax		(440,623)	(350,337)	(650,263)	(93,657)

Comprehensive income		11,812,611	32,081,909	10,945,350	1,576,458

Comprehensive loss (income) attributable to noncontrolling interests and redeemable noncontrolling interests		923,545	1,055,726	(289,991)	(41,767)

Comprehensive income attributable to Baidu, Inc.		12,736,156	33,137,635	10,655,359	1,534,691

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	12,253,234	32,432,246	11,595,613	1,670,115
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of fixed assets and computer parts	2,223,907	2,886,254	3,451,422	497,108
Gain on disposal of fixed assets	(24,395)	(24,233)	(83,641)	(12,047)
Amortization of intangible assets and licensed copyrights	1,748,387	2,974,658	4,876,135	702,310
Deferred income tax, net	(693,448)	2,260,739	(13,561)	(1,953)
Share-based compensation	962,740	1,387,118	1,759,988	253,491
Provision for doubtful accounts	77,472	246,878	268,564	38,681
Investment income	(1,932,046)	(2,709,222)	(4,971,008)	(715,974)
Net gain from step-acquisition and settlement of pre-existing relationship	(75,229)	—	—	—
Assets impairment	95,049	116,978	421,395	60,694
Loss (income) from equity method investments	19,943	(3,867)	1,025,727	147,735
Gain on disposal of subsidiaries	—	(24,435,554)	(1,246,617)	(179,550)
Other non-cash expenses (income)	32,435	52,959	(463,372)	(66,739)
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Restricted cash	(51,077)	(1,555,178)	(221,524)	(31,906)
Accounts receivable	(1,462,086)	(868,564)	(238,198)	(34,308)
Other assets	(1,628,737)	(1,736,825)	236,106	34,006
Amounts due from related parties	370,970	(795,977)	1,593,537	229,517
Customer advances and deposits	1,313,806	1,468,595	646,444	93,107
Accounts payable and accrued liabilities	5,028,890	7,179,338	3,711,093	534,509
Deferred revenue	(61,790)	210,763	220,788	31,800
Deferred income	104,391	19,099	16,664	2,400
Amounts due to related parties	(365,241)	664,917	(327,258)	(47,135)

Net cash generated from operating activities	17,937,175	19,771,122	22,258,297	3,205,861

Cash flows from investing activities:
Acquisition of fixed assets	(4,827,163)	(5,229,616)	(4,189,187)	(603,368)
Acquisition of computer parts	(4,302)	(20,634)	(25,894)	(3,730)
Proceeds from disposal of fixed assets	20,422	33,271	55,180	7,948
Acquisition of businesses, net of cash acquired (Note 3)	(328,891)	(332,679)	—	—
Disposal of subsidiaries and business	—	(3,541,228)	274,715	39,567
Acquisition of intangible assets	(1,563,746)	(2,492,855)	(6,294,473)	(906,593)
Capitalization of software costs	—	(31,351)	(214)	(31)
Purchases of held-to-maturity investments	(55,356,781)	(50,207,364)	(47,633,880)	(6,860,706)
Maturities of held-to-maturity investments	37,449,747	51,961,778	46,143,249	6,646,010
Purchases of available-for-sale investments	(78,033,523)	(126,155,824)	(182,342,203)	(26,262,740)
Sales and maturities of available-for-sale investments	81,931,252	110,652,993	173,820,615	25,035,378
Purchases of other long-term investments	(1,777,331)	(5,940,309)	(4,005,136)	(576,860)
Sales of other long-term investments	22,362	23,141	303,398	43,698
Cash distribution from long-term investments	180	8,233	4,892	705
Micro loan origination and disbursement	—	(451,578)	(7,920,321)	(1,140,764)
Principal payments received on micro loans	—	102,894	3,555,655	512,121
Purchases of trading investments	—	—	(8,968,318)	(1,291,707)
Maturities of trading investments	—	—	1,311,163	188,847

Net cash used in investing activities	(22,467,774)	(31,621,128)	(35,910,759)	(5,172,225)

BAIDU, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Restricted cash (served) released as collateral for borrowings	(102,400)	102,400	—	—
Proceeds from issuance of subsidiaries’ shares	1,846,819	3,527,945	660,773	95,171
Payments to acquire subsidiaries’ shares from noncontrolling interests	(622,961)	—	—	—
Proceeds from short-term loans	92,432	100,000	3,252,472	468,453
Repayments of short-term loans	—	(84,850)	(1,940,642)	(279,511)
Proceeds from long-term loans	1,807,646	2,161,701	6,633,228	955,384
Repayments of long-term loans	(347,659)	(2,173,010)	(1,041,720)	(150,039)
Net proceeds from sale of financial products	—	—	10,425,507	1,501,587
Payments on financial products	—	—	(3,666,561)	(528,095)
Payment of dividends by a subsidiary to noncontrolling interests	(337,964)	—	—	—
Proceeds from issuance of notes payable	6,156,016	10,354,491	—	—
Payments of capital lease obligation	(72,817)	(58,837)	(52,508)	(7,563)
Repurchase of ordinary shares	—	(6,376,964)	—	—
Proceeds from exercise of share options	192,848	225,156	176,131	25,368

Net cash generated from financing activities	8,611,960	7,778,032	14,446,680	2,080,755

Effect of exchange rate changes on cash and cash equivalents	79,567	179,181	144,313	20,785

Net increase (decrease) in cash and cash equivalents	4,160,928	(3,892,793)	938,531	135,176

Cash and cash equivalents at beginning of the year	9,691,797	13,852,725	9,959,932	1,434,529

Cash and cash equivalents at end of the year	13,852,725	9,959,932	10,898,463	1,569,705

Supplemental disclosures:
Interests paid	592,759	867,039	1,110,657	159,968
Income taxes paid	2,798,040	2,763,119	2,402,114	345,976

Non-cash investing and financing activities:
Capital lease obligation	94,336	6,081	6,750	972
Acquisition of fixed assets included in accounts payable and accrued liabilities	1,131,870	1,028,171	903,000	130,059
Acquisition of other non-current assets included in accounts payable and accrued liabilities	39,437	44,215	36,753	5,294
Non-cash acquisitions of investments	75,229	24,431,441	2,963,425	426,822

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares)

	Attributable to Baidu, Inc.					Noncontrolling interests	Total shareholders’ equity
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2013	35,030,373	15	3,058,142	34,557,077	181,258	2,240,335	40,036,827
Net income	—	—	—	13,196,932		(943,698)	12,253,234
Other comprehensive income (loss)	—	—	—	—	(460,776)	20,153	(440,623)
Business combination	—	—	—	—	—	150,000	150,000
Acquisition of subsidiaries’ redeemable shares from noncontrolling shareholders	—	—	(406,285)	—	—	(216,676)	(622,961)
Accretion of redeemable noncontrolling interests	—	—	—	(52,683)	—	—	(52,683)
Dividends distribution by a subsidiary	—	—	—	—	—	(337,964)	(337,964)
Exercise of share-based awards	75,863	—	199,773	—	—	8,033	207,806
Share-based compensation	—	—	798,971	—	—	160,274	959,245
Issuance of subsidiary shares	—	—	—	—	—	5,000	5,000

Balances at December 31, 2014	35,106,236	15	3,650,601	47,701,326	(279,518)	1,085,457	52,157,881

Net income	—	—	—	33,664,173	—	(1,231,927)	32,432,246
Other comprehensive income (loss)	—	—	—	—	(526,538)	34,130	(492,408)
Business combination	—	—	3,384	—	—	7,551	10,935
Issuance of subsidiary shares	—	—	975,679	—	—	959,391	1,935,070
Issuance of convertible notes by a disposed subsidiary	—	—	278,316	—	—	281,259	559,575
Exercise of share-based awards	103,952	—	254,003	—	—	24,571	278,574
Share-based compensation	—	—	1,240,366	—	—	143,355	1,383,721
Accretion of redeemable noncontrolling interests	—	—	—	(329,180)	—	—	(329,180)
Repurchase and retirement of ordinary shares	(603,726)	—	—	(6,376,964)		—	(6,376,964)
Disposal of subsidiaries	—	—	—	—	—	(1,291,613)	(1,291,613)

Balances at December 31, 2015	34,606,462	15	6,402,349	74,659,355	(806,056)	12,174	80,267,837

Net income	—	—	—	11,632,269	—	(36,656)	11,595,613
Other comprehensive income (loss)	—	—	—	—	(976,910)	1,239	(975,671)
Exercise of share-based awards	120,343	—	172,747	—	—	—	172,747
Share-based compensation	—	—	1,747,691	—	—	120	1,747,811
Accretion of redeemable noncontrolling interests	—	—	—	(557,918)	—	—	(557,918)

Balances at December 31, 2016	34,726,805	15	8,322,787	85,733,706	(1,782,966)	(23,123)	92,250,419

Balances at December 31, 2016, in US$		2	1,198,731	12,348,222	(256,801)	(3,330)	13,286,824

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

1.    ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS

Baidu, Inc. (“Baidu” or the “Company”) was incorporated under the laws of the Cayman Islands on January 18, 2000.

As of December 31, 2016, the Company has subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Hong Kong, Japan, Cayman Islands and British Virgin Islands (“BVI”). As of December 31, 2016, the Company also effectively controls a number of variable interest entities (“VIEs”) through the Primary Beneficiaries, as defined below. The VIEs include:

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

PRC laws and regulations prohibit or restrict foreign ownership of internet content, advertising, audio and video services, and mobile application distribution businesses. To comply with these foreign ownership restrictions, the Group operates its websites and primarily provides services subject to such restriction in the PRC through the VIEs, the PRC legal entities that were established or whose equity shares were held by the individuals authorized by the Group. The paid-in capital of the VIEs was mainly funded by the Group through loans extended to the authorized individuals who were the shareholders of the VIEs. The Group has entered into proxy agreements or power of attorney and exclusive equity purchase option agreement with the VIEs and nominee shareholders of the VIEs through the Group’s subsidiaries (“Primary Beneficiaries”), which give the Primary Beneficiaries the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIEs through the Primary Beneficiaries or their wholly-owned subsidiaries in the PRC, which obligate the Primary Beneficiaries to absorb a majority of the risk of loss from the VIEs’ activities and entitle the Primary Beneficiaries to receive a majority of their residual returns. In addition, the Group has entered into certain agreements with the shareholders of the VIEs through the Primary Beneficiaries or their wholly-owned subsidiaries in the PRC, including loan agreements for the paid-in capital of the VIEs and share pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

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

Loan Agreements

Pursuant to loan agreements amongst the shareholders of Baidu Netcom and Baidu Online, Baidu Online provided interest-free loans with an aggregate amount of RMB890.00 million (US$128.19 million) to the shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with the proceeds from sale of the shareholders’ equity interest in Baidu Netcom to Baidu Online or its designated person. The terms of the loan agreements will expire on December 30, 2025 at the earliest and can be extended with the written consent of both parties before its expiration.

Each of the loan agreements amongst Baidu Online and the respective shareholders of Beijing Perusal and BaiduPay contains substantially the same terms as those described above, except that the amount of the loans extended to the respective shareholders is RMB3.20 billion (US$460.45 million) and RMB216.72 million (US$31.21 million), respectively. The term of the loan agreements will expire on June 19, 2026 and October 17, 2026, respectively, and can be extended with the written consent of both parties before its expiration.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

Each of the exclusive equity purchase and transfer option agreements amongst Baidu Online and Beijing Perusal, BaiduPay and their respective shareholders contains substantially the same terms as those described above. Each of the agreements will terminate upon the shareholders of Beijing Perusal or BaiduPay have transferred all their equity interests in Beijing Perusal or BaiduPay, as the case may be, to Baidu Online or its designated person(s) or upon expiration of the term of business of Baidu Online, Beijing Perusal or BaiduPay.

Proxy Agreement/Power of Attorney

Pursuant to the proxy agreement between Baidu Online and the shareholders of Baidu Netcom, the shareholders of Baidu Netcom agreed to entrust all the rights to exercise their voting power and any other rights as shareholders of Baidu Netcom to the person(s) designated by Baidu Online. The shareholders of Baidu Netcom have each executed an irrevocable power of attorney to appoint the person(s) designated by Baidu Online as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval. The proxy agreement would be in effect for an unlimited term unless terminated in writing by Baidu Online earlier. The power of attorney would be in effect for as long as the shareholders of Baidu Netcom hold any equity interests in Baidu Netcom.

Each of the proxy agreements amongst Baidu Online and the shareholders of Beijing Perusal and BaiduPay contains substantially the same terms as those described above. Each of the proxy agreements will be in effect for an unlimited term unless terminated in writing by Baidu Online. Each of the powers of attorney will be in effect for as long as the shareholder of Beijing Perusal or BaiduPay holds any equity interests in Beijing Perusal or BaiduPay, as the case may be.

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

Each of the operating agreements amongst Baidu Online and Beijing Perusal, BaiduPay and their respective shareholders contains substantially the same terms as those described above. Each of the agreements will be in effect for an unlimited term, until the term of business of Baidu Online, Beijing Perusal or BaiduPay expires and extension is denied by the relevant approval authorities.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

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

Each of the exclusive technology consulting and services agreements between Baidu Online and Beijing Perusal and between Baidu Online and BaiduPay contains substantially the same terms as those described above, except for the formula calculating the service fees. Baidu Netcom and Beijing Perusal should pay Baidu Online a monthly service fee equal to the product of the standard monthly fee for page view per thousand times multiplied by the actual times of page view for the month divided by 1,000; and the agreement between Baidu Online and BaiduPay does not provide a formula to calculate the quarterly fee, as BaiduPay has yet to achieve profitability. Each of the agreements will be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

License Agreements

Baidu Online and Baidu Netcom entered into a software license agreement and a web layout copyright license agreement (collectively, the “License Agreements”). Pursuant to the License Agreements between Baidu Online and Baidu Netcom, Baidu Online has granted to Baidu Netcom the right to use (including but not limited to) a software license and a web layout copyright license. Baidu Netcom may only use the licenses in its own business operations. Baidu Online has the right to adjust the service fees at its sole discretion. The software license agreement and web layout copyright license agreement were renewed since their original expiration and would be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

Baidu Online entered into web layout copyright license agreements with both Beijing Perusal and BaiduPay. Each of the license agreements between Baidu Online and Beijing Perusal and between Baidu Online and BaiduPay contains substantially the same terms as those described above. Each of the web layout copyright license agreements was renewed since original expiration and would be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

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

Each of the equity pledge agreements amongst Baidu Online and the respective shareholders of Beijing Perusal and BaiduPay contains substantially the same terms, including term period, as those described above.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

The equity pledges of BaiduPay described above are in the process of perfecting by registration with the relevant local administration for industry and commerce as required for a property right under the PRC Property Rights Law, due to recent increases in registered capital.

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

In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs of the Company is in compliance with existing PRC laws and regulations; and (ii) the contractual arrangements with the VIEs and their shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

The following tables set forth the financial statement balances and amounts of the VIEs and their subsidiaries were included in the consolidated financial statements after the elimination of intercompany balances and transactions among VIEs and their subsidiaries within the Group:

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
	(In thousands)
Assets
Current
Cash and cash equivalents	4,723,964	3,087,230	444,654
Short-term investments	2,453,680	6,660,861	959,364
Accounts receivable, net	2,881,902	3,851,220	554,691
Others	3,413,409	3,247,152	467,687

	13,472,955	16,846,463	2,426,396
Non-current
Fixed assets, net	1,829,170	1,437,596	207,057
Long-term investments, net	2,802,774	4,615,850	664,821
Others	1,838,240	3,833,368	552,119

	6,470,184	9,886,814	1,423,997

Total	19,943,139	26,733,277	3,850,393

Third-party liabilities
Current
Accounts payable and accrued liabilities	10,680,518	12,695,344	1,828,510
Customer advances and deposits	1,367,536	1,653,538	238,159
Others	2,343,556	6,565,707	945,658

	14,391,610	20,914,589	3,012,327
Non-current	2,718,124	1,107,864	159,566

Total	17,109,734	22,022,453	3,171,893

Inter-company liabilities*
Inter-company payable to subsidiaries for technology consulting and service fees	2,702,300	2,096,020	301,890
Others	1,271,024	2,729,302	393,101

Total	3,973,324	4,825,322	694,991

	For the years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(In thousands)
Total revenues	13,166,712	20,668,198	24,602,805	3,543,541
Net loss	(352,125)	(4,398,409)	(463,610)	(66,774)
Net cash provided by operating activities	1,392,039	3,563,049	2,736,579	394,149
Net cash used in investing activities	(2,430,505)	(7,024,700)	(9,470,988)	(1,364,106)
Net cash provided by financing activities	1,778,444	5,935,317	5,097,675	734,218

*

Inter-company liabilities represent payable balances of each VIE due to its Primary Beneficiary. Amounts payable to other non-VIE subsidiaries within the Group were included in third party liabilities.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

As of December 31, 2016, there was no pledge or collateralization of the VIEs’ assets other than aforementioned equity pledge agreements. The amount of the net liabilities of the VIEs was RMB114.50 million (US$16.49 million) as of December 31, 2016. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Primary Beneficiaries in normal course of business. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented.

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the accounts receivable allowances, credit loss allowance for micro loan receivables, fair values of options to purchase the Company’s or its subsidiaries’ ordinary shares, fair values of certain debt and equity investments, amortization and net realizable value of licensed copyrights, impairment of long-lived assets, long-term investments and goodwill, the purchase price allocation and fair value of noncontrolling interests with respect to business combinations and acquisition of equity method investees, and deferred tax valuation allowance, redeemable noncontrolling interests among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Comparative Information

Certain items in the consolidated financial statements have been adjusted to conform with the current year’s presentation to facilitate comparison.

Currency Translation for Financial Statements Presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.9430 per US$1.00 on December 30, 2016, the last business day in fiscal year 2016, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

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

Cash and Cash Equivalents

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash, money market funds investment, investments in interest bearing demand deposit accounts, time deposits, and highly liquid investments with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value.

Restricted cash

Restricted cash mainly consists of the cash reserved in escrow accounts for the remaining payments in relation to compensation for post-combination services, and the cash balances deposited at certain banks as online payment service deposits.

Accounts Receivable, net of allowance

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

Receivables from Online Payment Agencies, net of allowance

Receivables from online payment agencies are cash due from the third-party online payment service providers for clearing transactions. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Company. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers used. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off after all collection efforts have been exhausted. The balances are included in “Other current assets, net” on the consolidated balance sheets. As of December 31, 2015 and 2016, no allowance for doubtful accounts was provided for the receivables from online payment agencies.

Loan and Interest Receivables, net of allowance

Loan and interest receivables consist primarily of micro loans to individual borrowers. Such amounts are recorded at the principal net of allowance for credit losses relating to micro loans, and include accrued interest receivable as of the balance sheet date. The loan periods granted by the Company to the borrowers related to the

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

micro loans generally range from one month to thirty-six months. The cash flows related to micro loans are included within the cash flows from investing activities category in the consolidated statement of cash flows.

Allowance for credit losses relating to micro loans represent the Company’s best estimate of the losses inherent in the outstanding portfolio of loans. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential credit losses, and periodic reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding portfolio of debts. The Company considers many factors in assessing the collectability of the loan receivables including, but not limited to, the age of the amounts due, the borrower’s payment history, creditworthiness, financial conditions of the customers, purposes and terms of the loans, and the economic conditions to determine the allowance of credit loss.

Investments

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than twelve months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. The Company accounts for short-term investments in accordance with ASC topic 320 (“ASC 320”), Investments – Debt and Equity Securities. The Company classifies the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

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

Transfers of Financial Assets

The Company accounts for transfers of financial assets in accordance with ASC Topic 860 (“ASC 860”), Transfers and Servicing. For a transfer of financial assets to be considered as a sale, the assets would be removed from the Company’s consolidated balance sheets. If the conditions for sale required by ASC 860 are not met, the transfer is considered to be a secured borrowing, the assets remain on the consolidated balance sheets and the sale proceeds are recognized as the Company’s liability.

Pursuant to ASC 860, the transactions of Baidu Wealth Management do not constitute a sale of the underlying securities for accounting purposes. The Company accounts these transactions as secured borrowings included in “Accounts payable and accrued liabilities” on the consolidated balance sheets, and assets pledged are accounted for as trading securities included in short term investments on the consolidated balance sheets. The cash flows

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

related to purchases and maturities of trading securities investments are included within the cash flows from investing activities category, and the proceeds and payments related to the sale of financial products are included within the cash flow from financing activities in the consolidated statement of cash flows.

Fair Value Measurements of Financial Instruments

Financial instruments are in the form of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, loan and interest receivables, amounts due from and due to related parties, other receivables, long-term investments, short-term loans, accounts payable and accrued liabilities, customer advances and deposits, derivative instruments, capital lease obligation, notes payable and long-term loans. The carrying amounts of these financial instruments, except for long-term cost method investments, long-term equity method investments, long-term available-for-sale investments, long-term held-to-maturity investments, derivative instruments, notes payable and long-term loans, approximate their fair values because of their generally short maturities. Available-for-sale investments and derivative instruments were adjusted to fair value at each reporting date. The carrying amounts of long-term held-to-maturity investments and long-term loans approximate their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities. The fair value of notes payable is either extracted directly from the quoted market price or evaluated using an equivalent market interest rate for a similar bond without a conversion option with the assistance of a third party valuation firm.

Research, Development and Computer Software

Capitalization of software developed for internal use

The Company capitalized certain internal use software development costs in accordance with ASC subtopic 350-40 (“ASC 350-40”), Intangibles-Goodwill and Other: Internal-Use Software, amounting to nil, RMB32.73 million and RMB4.02 million (US$579.26 thousand) for the years ended December 31, 2014, 2015 and 2016, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly include payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are included in “Intangible assets, net”. The amortization expense for capitalized software costs amounted to RMB28.24 million, RMB13.24 million and RMB6.74 million (US$970.52 thousand) for the years ended December 31, 2014, 2015 and 2016, respectively. The unamortized amount of capitalized internal use software development costs was RMB32.73 million and RMB30.01 million (US$4.32 million) as of December 31, 2015 and 2016, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

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

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest costs capitalized for the years ended December 31, 2014, 2015 and 2016 were insignificant.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

As of December 31, 2016, the Company had three reporting units, representing Search Services, Transaction Services and online video business (“iQiyi”).

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

The Company performed a qualitative assessment for the Search Services reporting unit. Based on the requirements of ASC 350-20, the Company evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Company. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of each of the reporting units, and further impairment testing on goodwill was unnecessary as of December 31, 2016.

The Company elected to assess goodwill for impairment using the two-step process for Transaction Services and iQiyi reporting units. Significant management judgment is involved in determining these estimates and assumptions, and actual results may differ from those used in valuations. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit which could trigger future impairment. The judgment in estimating the fair value of reporting units includes forecasts of future cash flows, which are based on our best estimate of future revenue and operating expenses growth rates, future capital expenditure and working capital level, as well as discount rate determined by Weighted Average Cost of Capital approach and the selection of comparable companies operating in similar businesses. The Company also reviewed marketplace data to assess the reasonableness of assumptions such as discount rate, operating margins, and working capital level. The fair value of Transaction Services and iQiyi exceeded their carrying amounts, and therefore goodwill related to these reporting units were not impaired and the Company was not required to perform further testing.

Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization. Land use rights are amortized using a straight-line method over the shorter of their estimated economic lives or the terms of the related land use right contracts. All other intangible assets with finite lives except for the sublicensing rights obtained from barter transactions and certain licensed copyrights are amortized using the straight-line method over the estimated economic lives.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

Intangible assets have weighted average economic lives from the date of purchase as follows:

Land use rights	– 50 years
Customer relationships	– 3.3 years
Software	– 4.1 years
Trademarks	– 10.0 years
User list	– 3.5 years
Licensed copyrights of video contents	– 3.2 years
Others	– 5.9 years

Intangible assets with an indefinite useful life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill.

Impairment of Long-Lived Assets Other Than Goodwill

The Company evaluates long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC topic 360 (“ASC 360”), Property, Plant and Equipment. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flow the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheets.

Revenue Recognition

The Company recognizes revenue in accordance with ASC topic 605 (“ASC 605”), Revenue Recognition. Revenue is recognized when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Performance-based online marketing services

Cost-per-click

The Company’s auction-based pay-for-performance (“P4P”) platform enables a customer to place its website link and related description on the Company’s search result list on the website which could be accessed through personal computer or mobile devices. Customers make bids on keywords based on how much they are willing to pay for each click to their listings in the search results listed on the Company’s website and the relevance between the keywords and the customer’s businesses. Internet users’ search of the keyword will trigger the display of the listings. The ranking of the customer’s listing depends on both the bidding price and the listing’s

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

relevance to the keyword searched. Customers pay the Company only when a user clicks on one of its website links. Other than the auction-based P4P platform, the Company has certain vertical platforms from which it generates revenue through pre-determined prices per click. Revenue is recognized when all of the revenue recognition criteria set forth in ASC 605 are met, which is generally when a user clicks on one of the customer-sponsored website links.

Other performance-based online marketing services

To the extent the Company provides online marketing services based on performance criteria other than cost-per-click, such as the number of downloads (and user registration) of mobile applications, the number of incremental end users and the total incremental revenue generated, revenue is recognized when the specified performance criteria are met together with satisfaction of other applicable revenue recognition criteria as prescribed by ASC 605.

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

Revenue-sharing services

The Company provides certain services as an agent by offering goods and services provided by third-party partners. The revenues from such services are presented on a net basis as the Company is not the primary obligor in the arrangement in accordance with ASC subtopic 605-45 (“ASC 605-45”), Revenue Recognition: Principal Agent Consideration. The Company recognizes revenue share for provision of online promotional services based on a negotiated amount or a fixed rate representing the amount billed to registered users less the amount paid to third-party partners, when all the revenue recognition criteria set forth in ASC 605 are met.

Online game services

The Company operates online game platforms on which registered users can access games provided by third-party game developers. The rights and obligations of each party to the arrangement indicate that the Company is acting as an agent because the game developer is the primary obligor in the arrangement in accordance with ASC 605-45. The Company recognizes the shared revenue from these online promotional services, on a net basis, based on the ratios pre-determined with the online game developers when all the revenue recognition criteria set forth in ASC 605 are met, which is generally when the user purchases virtual currencies issued by the game developers.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

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

Services provided by Baidu Deliveries

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

Subscription services

The Company provides subscription services which requires the Company to stand ready to provide registered users with access to online documents sharing platform, personal cloud computing service and premium content provided by iQiyi. Access to these services are available to subscribers throughout the subscription period, and revenue is recognized ratably as services are provided over the subscription period.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

The Company estimates the fair value of the contents surrendered by deriving an “average transaction price” using actual cash sublicensing transactions for the same content with comparable counterparties, when available. The comparability of counterparties is assessed based on a number of factors, including relative size and scale, as well as market share of online viewership traffic they generate. In instances when the Company does not have actual cash sublicensing transactions for the same content as reference points, the estimates of fair value of the content surrendered is derived using an average transaction price of cash sub-licenses of content that is similar in nature with comparable counterparties. To assess whether the content is similar in nature to the bartered content, the Company considers, amongst others, (i) the type and the popularity of the content (i.e. movie, television series); (ii) the geographic origination source of the content; and (iii) the unique visitor statistics for each OVBC.

The attributable cost of the barter transaction is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright, computed using the individual-film-forecast-computation method in accordance with ASC topic 926 (“ASC 926”), Entertainment – Films. The Company recognized barter sublicensing revenues of RMB366.25 million and RMB423.80 million (US$61.04 million) and related costs of RMB277.82 million and RMB369.24 million (US$53.18 million) for the years ended December 31, 2015 and 2016, respectively. The barter sublicensing revenues and the related cost of barter sublicensing revenues were insignificant for the year ended December 31, 2014.

Other nonmonetary exchanges

The Company engages in certain barter transactions other than licensed copyrights of video contents from time to time and in such situations follows the guidance set forth in ASC 845. While nonmonetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, or the transaction lacks commercial substance, or the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange, the transaction is recognized based on the carrying value of the product or services provided. The Company also engages in certain advertising barter transactions and follows the guidance set forth in ASC subtopic 605-20 (“ASC 605-20”), Revenue Recognition: Services. The advertising barter transactions generally are recorded at fair value. If the fair value of the advertising surrendered in the barter transaction is not determinable within required limits, the barter transaction is recorded based on the carrying amount of the advertising surrendered, which is generally nil. The amount of revenues recognized for barter transactions other than licensed copyrights of video contents was insignificant for each of the years presented.

Other revenue recognition related policies

In accordance with ASC subtopic 605-25 (“ASC 605-25”), Revenue Recognition: Multiple-Deliverable Revenue Arrangements, for arrangements that include multiple deliverables, primarily for advertisements to be displayed in different spots, placed under different forms and occur at different time, the Company would evaluate all the deliverables in the arrangement to determine whether they represent separate units of accounting. For the arrangements with deliverable items to be considered a separate unit of accounting, the Company allocates the total consideration of the arrangements based on their relative selling price, with the selling price of each deliverable determined using vendor-specific objective evidence (“VSOE”) of selling price, third-party evidence (“TPE”) of selling price, or management’s best estimate of the selling price (“BESP”), and recognizes revenue as each service deliverable is provided. The Company considers all reasonably available information in determining the BESP, including both market and entity-specific factors. For the arrangements with deliverable items to be determined as a single unit of accounting due to lack of value on a standalone basis or a contingent revenue feature, the Company recognizes the revenue at the point of last deliverable item has been provided.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

The Company delivers some of its online marketing services to end customers through engaging third-party distributors. In this context, the Company may provide cash incentives to distributors. The cash incentives are accounted for as reduction of revenue in accordance with ASC subtopic 605-50 (“ASC 605-50”), Revenue Recognition: Customer Payments and Incentives.

The Company provides sales incentives to customers which entitle them to receive reductions in the price of the online marketing services by meeting certain cumulative consumption requirements. The Company accounts for these award credits granted to customers in conjunction with a current sale of products or services as a multiple-element arrangement by analogy to ASC 605-25. The consideration allocated to the award credits is recorded as deferred revenue, based on the assumption that the customer will purchase the minimum amount of future service necessary to obtain the maximum award credits available. The deferred revenue is recognized as revenue proportionately as the future services are delivered to the customer or when the award credits expire.

The Company provides coupons and credits to the end users in certain businesses, including services provided by Baidu Nuomi and Baidu Deliveries, for expanding market share. The coupons and credits can be used to reduce the purchase price or to redeem for gifts. Coupons issued to end users as a result of a concurrent sale are recognized as reductions of the corresponding revenue in accordance with ASC 605-50. Coupons issued to end users for free and without concurrent sales are recognized as advertising and promotional expenses upon the actual usage of the coupons. Credits provided to end users for redeeming gifts in the future are accrued as advertising and promotional expenses upon issuance.

Cost of Revenues

Cost of revenues consists primarily of sales taxes (including business tax and value-added tax) and surcharges, traffic acquisition costs, bandwidth costs, depreciation, content costs, payroll and related costs of operations.

The Company incurs sales taxes and surcharges in connection with the provision of online marketing services, technical and consultative service fees charged by its subsidiaries to VIEs and other taxable services in the PRC. In accordance with ASC 605-45, the Company includes the sales tax and surcharges incurred on its online marketing revenues in cost of revenues. The sales tax and surcharges in cost of revenues for the years ended December 31, 2014, 2015 and 2016 were RMB3.60 billion, RMB4.64 billion and RMB4.72 billion (US$679.60 million), respectively. Traffic acquisition costs represent the amounts paid or payable to Baidu Union members who direct search queries to the Company’s websites or distribute the Company’s customers’ paid links through their properties. These payments are primarily based on revenue sharing arrangements under which the Company pays its Baidu Union members and other business partners a percentage of the fees it earns from its online marketing customers.

Advertising and Promotional Expenses

Advertising and promotional expenses, including advertisements through various forms of media and kinds of marketing and promotional activities, are included in “Selling, general and administrative expense” in the consolidated statements of comprehensive income and are expensed when incurred. Advertising and promotional expenses for the years ended December 31, 2014, 2015 and 2016 were RMB4.93 billion, RMB9.80 billion and RMB7.74 billion (US$1.12 billion), respectively.

Government Subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

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

The Company applies the provisions of ASC topic 740 (“ASC 740”), Income Taxes, in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2014, 2015 and 2016, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

The Company early adopted ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which required that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet since the fourth quarter of 2015 on a retrospective basis.

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

Forfeitures are estimated based on historical experience and are periodically reviewed. Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modified awards”). The compensation costs associated with the modified awards are recognized if either the original vesting condition or the new vesting condition is achieved. Total recognized compensation cost for the awards is at least equal to the fair value of the awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation cost is measured as the excess of the fair value of the replacement award

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modified awards, the Company recognizes share-based compensation over the vesting periods of the replacement award, which comprises, (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (ii) any unrecognized compensation cost of the original award, using either the original term or the new term, whichever results in higher expenses for each reporting period.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

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

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties and loans receivables. As of December 31, 2016, the Company has RMB90.16 billion (US$12.99 billion) in cash and cash equivalents, restricted cash, and short-term investments, 90.22% and 9.78% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. The Company’s total cash and cash equivalents, restricted cash, and short-term investments held at China Merchants Bank, Bank of China and China Construction Bank exceeded 10%, representing 33.79%, 19.53% and 16.40% of the Company’s total cash and cash equivalents, restricted cash, and short-term investments as of December 31, 2016, respectively.

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

Accounts receivable are typically unsecured and derived from revenue earned from customers and agents in China, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. The Company maintains reserves for estimated credit losses and these losses have generally been within its expectations. As of December 31, 2016 and 2015, the Company had no single customer with a receivable balance exceeding 10% of the total accounts receivable balance.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

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

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and RMB, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, short-term investments, long-term investments and notes payable denominated in the US$. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The appreciation of the US$ against RMB was approximately 7.18% in 2016. Most of revenues and costs of the Company are denominated in RMB, while a portion of cash and cash equivalents, short-term financial assets, investments and notes payable are denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in US$.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Company currently anticipates adopting the new standard effective January 1, 2018, using the modified retrospective method. The cumulative effect of initially applying the guidance will be recognized at the date of initial application. The Company is still in the process of completing a detailed analysis of the impact this guidance will have on its consolidated financial statements and related disclosures.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements

In November 2016, the FASB issued Accounting Standards Update No. 2016-18 (“ASU 2016-18”), Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This standard is effective for public business entities in the first quarter of 2018. Early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04(“ASU 2017-04”), Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for public business entities in the first quarter of 2020. Early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

3.     BUSINESS COMBINATIONS

Business Combinations in 2016:

No business combinations occurred during the year ended December 31, 2016.

Business Combinations in 2015:

During the year ended December 31, 2015, the Company completed two business combinations, which the Company expected to complement its existing businesses and achieve significant synergies. The total purchase consideration was RMB331.95 million. The acquired entities were considered insignificant, both individually and in aggregate. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition.

Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, both individually and in aggregate, were not significant to the Company’s consolidated results of operations.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

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

4.     INVESTMENTS

Short-term Investments

As of December 31, 2016, all of the short-term held-to-maturity investments were time deposits in commercial banks with maturities of less than one year. The short-term available-for-sale investments are debt securities with maturities of less than one year purchased from commercial banks and other financial institutions, and equity securities of a publicly listed company. The short-term trading investments are debt securities the Company intends to trade within one year.

During the years ended December 31, 2014, 2015 and 2016, the Company recorded interest income from its short-term investments of RMB1.81 billion, RMB2.20 billion and RMB2.32 billion (US$334.78 million) in the consolidated statements of comprehensive income, respectively.

Long-term Investments

The Company’s long-term investments consist of cost method investments, equity method investments, held-to-maturity investments with original and remaining maturities of greater than 12 months and available-for-sale investments.

Cost method investments

The carrying amount of cost method investments was RMB7.30 billion and RMB12.94 billion (US$1.86 billion) as of December 31, 2015 and 2016, respectively. The Company’s investments in preferred shares of the investees are not considered in-substance common stock since these preferred shares contain terms such as dividend and liquidation preferences over the ordinary shares of the investees. In addition, the preferred shares do not have mandatory redemption features nor readily determinable fair values. As a result, these investments in preferred shares are accounted for under the cost method.

In 2016, the Company exchanged its equity shares of Uber (Cayman), Ltd. (“Uber China”), with Xiaoju Kuaizhi, Inc. (“Didi”), a China based ridesharing company,upon the merger of the two companies. The Company recognized a total gain of RMB1.99 billion (US$287.02 million) in “Other income, net”, and the retained investment in Didi was accounted for as a cost method investment.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

Equity method investments

Equity Investment in Ctrip.com International, Ltd. (“Ctrip”) On October 26, 2015, the Company completed a share exchange transaction with Ctrip (“Ctrip transaction”), a company engaged in the online travelling business. The Company exchanged its beneficially owned 178,702,519 Class A ordinary shares and 11,450,000 Class B ordinary shares of its majority-owned subsidiary Qunar Cayman Islands Limited (“Qunar”) in exchange for 11,488,381 newly-issued ordinary shares of Ctrip. The Company recognized a total gain of RMB24.42 billion from the Ctrip transaction in “Other income, net” in the consolidated statements of comprehensive income for the year ended December 31, 2015. In 2016, further shares were acquired by the Company, and as of December 31, 2016 the Company held 20.49% of Ctrip’s outstanding shares. The Company accounts for the investment in Ctrip as an equity method investment in accordance with ASC 323 due to its significant influence over the entity.

The following tables set forth the summarized financial information of Ctrip:

	As of September 30,*
	2015	2016	2016
	RMB	RMB	US$
	(In thousands)
Current assets	25,750,458	52,222,057	7,521,541
Non-current assets	23,500,517	83,336,195	12,002,909
Current liabilities	18,873,779	33,173,779	4,778,018
Non-current liabilities	17,492,002	31,127,826	4,483,339
Noncontrolling interests	1,063,306	3,678,212	529,773

	For the twelve months ended September 30,*
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(In thousands)
Total revenues	7,280,123	10,484,967	17,641,715	2,540,935
Gross profit	4,962,670	7,072,995	12,668,586	1,824,656
Income (loss) from operations	433,052	(115,056)	(1,680,672)	(242,067)
Net income	625,520	2,052,526	(2,176,932)	(313,543)
Net income attributable to the investees	728,644	2,207,503	(2,000,291)	(288,102)

*	The Company adopted one-quarter lag in reporting its share of equity income in Ctrip

During the year ended December 31, 2016, the Company derecognized a group of assets sold to a third party and deconsolidated several subsidiaries due to the loss of a controlling equity interest in the subsidiary or substantive participating rights granted to other minority shareholders of the subsidiaries. An aggregate gain of RMB1.42 billion (US$204.32 million) was recognized in “Other income, net” during the year ended December 31, 2016 accordingly. The Company’s retained interest in these subsidiaries were accounted for as equity method investments. Fair values of investments retained were estimated by using the income approach or market approach. Inputs used in these methodologies primarily included future cash flows, discount rate, and the selection of comparable companies operating in similar businesses. The transactions with these equity investees are aggregately disclosed in Note 19.

As of December 31, 2015 and 2016, the Company held several other equity method investments besides Ctrip through its subsidiaries or VIEs, all of which were accounted for under the equity method since the Company can exercise significant influence but does not own a majority equity interest in or control them. The carrying amount

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

of all of the equity method investments was RMB28.54 billion and RMB32.26 billion (US$4.65 billion) as of December 31, 2015 and 2016, respectively. The Company excluded the summarized information for these other equity method investments, as the other equity investees were insignificant for all the years presented.

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

The total impairment charges on long-term investments were RMB93.42 million, RMB116.98 million and RMB245.33 million (US$35.33 million) for the years ended December 31, 2014, 2015 and 2016, respectively.

The short-term held-to-maturity debt investments as well as the short-term available-for-sale investments will mature within one year; whereas the long-term held-to-maturity debt investments as well as the long-term available-for-sale debt investments will mature after one year through two years.

	As of December 31, 2015
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB
	(In thousands)
Short-term investments
Held-to-maturity investments
Fixed-rate investments	36,942,840	197,848	(6,592)			37,134,096
Available-for-sale investments
Fixed-rate debt investments	6,872,077			86,322		6,958,399
Adjustable-rate debt investments	13,137,500			187,885		13,325,385
Equity investments	600,543			142,075		742,618
Long-term investments:
Held-to-maturity investments
Fixed-rate investments	1,838,953		(32,507)			1,806,446
Available-for-sale investments
Equity investments	322,269				(45,304)	276,965

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

	As of December 31, 2016
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Short-term investments
Held-to-maturity investments
Fixed-rate investments	41,802,170	70,018	(3,547)			41,868,641	6,030,339
Available-for-sale investments
Fixed-rate debt investments	14,352,711			31,197	(6,052)	14,377,856	2,070,842
Adjustable-rate debt investments	14,673,620			313,196		14,986,816	2,158,550
Equity investments	32,899				(4,112)	28,787	4,146
Trading securities	7,685,697			61,739		7,747,436	1,115,863
Long-term investments:
Available-for-sale investments
Equity investments	527,596				(31,084)	496,512	71,513

5.    ACCOUNTS RECEIVABLE

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
	(In thousands)
Accounts receivable	4,116,549	4,286,725	617,417
Allowance for doubtful accounts	(189,563)	(177,401)	(25,551)

	3,926,986	4,109,324	591,866

The movements in the allowance for doubtful accounts were as follows:

	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(In thousands)
Balance as of January 1	43,814	93,877	189,563	27,303
Amounts charged to expenses	50,063	115,261	39,568	5,699
Amounts written off	—	(19,575)	(51,730)	(7,451)

Balance as of December 31	93,877	189,563	177,401	25,551

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

6.    OTHER CURRENT ASSETS

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
	(In thousands)
Prepaid expenses	339,264	389,182	56,054
Advances to suppliers	1,953,717	922,621	132,885
Tax prepayments	3,074	52,500	7,562
Receivables from online payment agencies	318,528	409,912	59,040
Deposits	380,152	238,559	34,360
Purchased copyrights	432,730	593,301	85,453
Others	686,375	738,441	106,356

	4,113,840	3,344,516	481,710

7.    FIXED ASSETS

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
	(In thousands)
Computer equipment	12,520,942	15,192,502	2,188,175
Office building	3,094,551	3,247,212	467,696
Office building related facility, machinery and equipment	1,593,090	1,772,428	255,283
Vehicles	31,450	45,267	6,520
Office equipment	433,144	546,442	78,704
Leasehold improvements	302,304	315,745	45,477
Construction in progress	682,314	755,037	108,747

	18,657,795	21,874,633	3,150,602
Accumulated depreciation	(8,030,668)	(10,580,285)	(1,523,878)

	10,627,127	11,294,348	1,626,724

The Company obtained certain computer servers and equipment by entering into capital leases. The gross amount and the accumulated depreciation of these servers and equipment were RMB224.71million and RMB174.63million, respectively, as of December 31, 2015 and RMB220.78 million (US$31.80 million) and RMB209.73 million (US$30.21 million), respectively, as of December 31, 2016. Future minimum lease payments of RMB7.44 million are payable in the amounts of RMB7.10 million, RMB0.34 million, nil, nil and nil in 2017, 2018, 2019, 2020, and 2021, respectively.

Depreciation expense of the fixed assets, including assets under capital leases, was RMB2.19 billion, RMB2.87 billion and RMB3.43 billion (US$493.90 million) for the years ended December 31, 2014, 2015 and 2016, respectively. The Company recognized impairment loss on fixed assets of nil, nil and nil for the years ended December 31, 2014, 2015 and 2016, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

8.    GOODWILL AND INTANGIBLE ASSETS

Goodwill

As of December 31, 2014, the Company had three reporting units, consisting of Qunar, iQiyi, and the rest of the Group. Immediately upon the change in segment reporting in the quarter ended June 30, 2015, there were four reporting units representing Search Services, Qunar, iQiyi, and Transaction Services excluding Qunar. The goodwill was reassigned to the reporting units affected using a relative fair value allocation approach. However, as more fully described in Note 4, subsequent to the share exchange transaction with Ctrip the Company no longer controls Qunar. Accordingly, Qunar was no longer a reporting unit and the goodwill balance related to Qunar was derecognized. As a result, there were three reporting units as of December 31, 2015 and 2016.

The changes in carrying amount of goodwill for each reporting unit before June 30, 2015 were as follow:

	Baidu	Qunar	iQiyi	Total
	RMB	RMB	RMB	RMB
	(In thousands)
Balance at December 31, 2013	11,283,149	2,293,007	3,288,194	16,864,350
Goodwill acquired	566,628	—	(12,087)	554,541
Foreign currency translation adjustment	4	—	—	4

Balance at December 31, 2014	11,849,781	2,293,007	3,276,107	17,418,895

Goodwill acquired	269,679	—	—	269,679
Balance before reorganization at June 30, 2015	12,119,460	2,293,007	3,276,107	17,688,574

The changes in carrying amount of goodwill for each reporting unit after June 30, 2015 were as follow:

	Search Services	Transaction Services excluding Qunar	Qunar	iQiyi	Total
	RMB	RMB	RMB	RMB	RMB
	(In thousands)
Balance after reorganization at June 30, 2015	10,822,664	1,296,796	2,293,007	3,276,107	17,688,574
Goodwill disposed in Ctrip transaction (Note 4)	—	—	(2,293,007)	—	(2,293,007)
Foreign currency translation adjustment	6	—	—	—	6

Balance at December 31, 2015	10,822,670	1,296,796	—	3,276,107	15,395,573

Goodwill disposed	(37,781)	(15,706)	—	—	(53,487)
Foreign currency translation adjustment	10	—	—	—	10

Balance at December 31, 2016	10,784,899	1,281,090	—	3,276,107	15,342,096

Balance at December 31, 2016, in US$	1,553,348	184,515	—	471,858	2,209,721

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

Intangible Assets

Finite-lived intangible assets

	As of December 31, 2015
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB
	(In thousands)
Land use right	464,165	(44,428)	419,737
Customer relationships	472,013	(364,310)	107,703
Software	513,470	(352,099)	161,371
Trademarks	613,032	(144,983)	468,049
User list	699,872	(497,283)	202,589
Licensed copyrights of video contents	3,039,164	(1,478,285)	1,560,879
Others	776,522	(375,797)	400,725

	6,578,238	(3,257,185)	3,321,053

	As of December 31, 2016
	Gross carrying value	Accumulated amortization	Net carrying value	Net carrying value
	RMB	RMB	RMB	US$
	(In thousands)
Land use right	464,165	(53,711)	410,454	59,119
Customer relationships	463,061	(462,239)	822	118
Software	536,085	(416,268)	119,817	17,257
Trademarks	596,332	(205,098)	391,234	56,350
User list	698,960	(657,288)	41,672	6,002
Licensed copyrights of video contents	5,608,338	(2,993,166)	2,615,172	376,663
Others	730,508	(451,965)	278,543	40,119

	9,097,449	(5,239,735)	3,857,714	555,628

The Company recognized impairment loss on intangible assets of RMB1.63 million, nil and RMB0.82 million (US$118.38 thousand) for the years ended December 31, 2014, 2015 and 2016, respectively. Amortization expense of intangible assets for the years ended December 31, 2014, 2015 and 2016 was RMB1.59 billion, RMB2.50 billion and RMB4.66 billion (US$670.56 million), respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

	RMB	US$
	(In thousands)
For the years ending December 31,
2017	1,294,079	186,386
2018	918,017	132,222
2019	467,234	67,296
2020	329,390	47,442
2021	204,624	29,472

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

Indefinite-lived intangible assets

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
	(In thousands)
Domain names	9,360	9,360	1,348
Trademarks	4,206	5,153	742

	13,566	14,513	2,090

9.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
	(In thousands)
Accrued payroll and welfare	1,629,794	1,444,600	208,066
Tax payable	334,058	793,476	114,284
Interest payable	127,799	101,656	14,642
Users’ and distributors’ deposits	888,098	659,858	95,039
Purchase of fixed assets and spare parts	1,495,958	1,208,378	174,043
Traffic acquisition costs	1,852,949	1,968,206	283,481
Bandwidth costs	1,080,657	1,353,090	194,885
Content acquisition costs	1,821,217	3,360,291	483,983
Funds collected on behalf of service providers	1,640,460	1,606,328	231,359
Payable to merchants	801,282	468,637	67,498
Secured borrowings	—	6,758,946	973,491
Accrued other operating expenses	5,112,984	6,482,215	933,633
Others	1,054,936	2,448,405	352,643

	17,840,192	28,654,086	4,127,047

10.    LOANS PAYABLE

Short-term Loans

On September 22, 2015, the Company entered into a banking facility agreement with China Merchants Bank (Shanghai Branch), pursuant to which the Company is entitled to borrow a RMB denominated loan of RMB100.00 million (US$14.40 million) for one year with a fixed annual interest rate at benchmark one-year lending rate published by People’s Bank of China. The loan is intended for the general working capital purposes. In September 2015, the Company drew down RMB9.90 million (US$1.43 million) with a fixed interest rate of 4.60%. In November and December 2015, the remaining of RMB90.10 million (US$12.98 million) was drawn down with a fixed interest rate of 4.35%. The loan was fully repaid when it became due before December 31, 2016.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

On July 11, 2016, the Company entered into a banking facility agreement with China Merchants Bank (Beijing Branch), pursuant to which the Company is entitled to borrow an unsecured RMB denominated loan of RMB200.00 million (US$28.81 million) for one year with a fixed annual interest rate at benchmark one-year lending rate published by People’s Bank of China. This facility is reserved for the consumer credit business. On July 19, 2016, the Company drew down RMB50.00 million (US$7.20 million) with a fixed interest rate of 4.35%. On August 8, 2016, additional RMB80.00 million (US$11.52 million) was drawn down with a fixed interest rate of 4.35%.

On July 11, 2016, the Company entered into a banking facility agreement with China Citic Bank (Chongqing Branch), pursuant to which the Company is entitled to borrow an unsecured RMB denominated loan of RMB150.00 million (US$21.60 million) for one year with interest rate based on Loan Prime Rate (“LPR”) plus 48.50 basis points. This facility is reserved for the consumer credit business. On September 23, 2016, the Company drew down RMB150 million (US$21.60 million) with an interest rate of 4.78% under the facility commitment.

On August 12, 2016, the Company entered into a banking facility agreement with China Citic Bank (Chongqing Branch), pursuant to which the Company is entitled to borrow an unsecured RMB denominated loan of RMB150.00 million (US$21.60 million) for one year with interest rate based on LPR plus 26.75 basis points. This facility is reserved for the consumer credit business. On August 16, 2016, the Company drew down RMB150.00 million (US$21.60 million) with an interest rate of 4.56% under the facility commitment.

On January 22, 2016, iQiyi entered into a banking facility agreement with China Merchants Bank (Beijing Branch), pursuant to which iQiyi is entitled to borrow a RMB denominated loan of RMB200.00 million (US$28.81 million) for one year with a fixed annual interest rate at 95% of benchmark one-year lending rate published by the People’s Bank of China. The loan is intended for general working capital purposes. On January 29, 2016, iQiyi drew down RMB53.70 million (US$7.73 million) with a fixed interest rate of 4.13%. On February 26, 2016, iQiyi drew down RMB20.50 million (US$2.95 million) with a fixed interest rate of 4.13%. On December 14, 2016, additional RMB25.80 million (US$3.72 million) was drawn down with a fixed interest rate of 4.13%.

On November 17, 2016, the Company entered into a loan agreement with International Finance Corporation, pursuant to which the Company is entitled to borrowed an unsecured RMB denominated loans of RMB500.00 million (US$72.01 million) with a term of one year, and to be used for the consumer credit business exclusively. On December 9, 2016, the Company drew down RMB500.00 million (US$72.01 million) with a fixed interest rate of 4.92%.

On December 19, 2016, the Company entered into a loan agreement with China Merchants Bank (Shanghai Branch), pursuant to which the Company is entitled to borrowed an unsecured RMB denominated loans of RMB85.00 million (US$12.24 million) with a term of one year. Pursuant to the agreement the loan shall be used by Company for the consumer credit business exclusively. On December 19, 2016, the Company drew down RMB85.00 million (US$12.24 million) with a fixed interest rate of 4.18%.

Long-term Loans

On December 9, 2014, the Company entered into two loan agreements with Bank of China (Los Angeles Branch), pursuant to which the Company borrowed two unsecured US$ denominated loans of RMB1.04 billion (US$150.00 million) with a term of two years and RMB1.04 billion (US$150.00 million) with a term of three

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

years. Both loans are intended for the general working capital of the Company and have a floating interest rate. In connection with the loan agreements, the Company entered into two interest swap agreements, pursuant to which the loans will be settled with a fixed annual interest rate of 2.31% and 2.45%, respectively, during the respective term of the loans. On December 9, 2016, the loan with a term of two years was fully repaid when it became due. The remaining balance of the loan with a term of three years was classified to “Long-term loans, current portion” as current liability.

On July 17, 2015, the Company entered into a loan agreement with Sumitomo Mitsui Banking Corporation, pursuant to which the Company is entitled to borrow an unsecured US$ denominated loan of RMB1.04 billion (US$150.00 million) with a floating interest rate. The loan is intended for the general working capital of the Company. On August 10, 2015, the Company drew down RMB1.04 billion (US$150.00 million) with a term of two years under the facility commitment. In connection with the loan agreement, the Company entered into an interest swap agreement, pursuant to which the loan will be settled with a fixed annual interest rate of 1.41% during the term of the loan. Amount repayable within twelve months was classified to “Long-term loans, current portion” as current liability.

On August 25, 2015, the Company entered into a loan agreement with HSBC, pursuant to which the Company is entitled to borrow an unsecured US$ denominated loan of RMB1.39 billion (US$200.00 million) with a fixed annual interest rate of 1.42%. The loan is intended for the general working capital of the Company. On August 28, 2015, the Company drew down RMB1.39 billion (US$200.00 million) with a term of two years under the facility commitment. The amount repayable within twelve months was classified to “Long-term loans, current portion” as current liability.

On June 8, 2016, the Company entered into a five-year revolving syndicated loan agreement with a group of 21 arrangers, pursuant to which the Company is entitled to borrow an unsecured US$ denominated floating rate loan of RMB6.94 billion (US$1.00 billion) with a term of five years and to borrow an unsecured US$ denominated revolving loan of RMB6.94 billion (US$1.00 billion) for five years. The facility is intended for the general working capital of the Company. On June 22, 2016, the Company drew down RMB3.46 billion (US$500.00 million) under the facility commitment. On November 25, 2016, the Company drew down an additional RMB1.74 billion (US$250.00 million) under the facility commitment. On November 26, 2016, an additional RMB1.74 billion (US$250.00 million) was drawn down under the facility commitment. In connection with the facility agreements, the Company entered into three interest rate swap agreements, pursuant to which the loans will be settled with a fixed annual interest rate of 2.11%, 2.10% and 2.78% respectively, during the respective term of the loans.

The interest rate swap agreements met the definition of a derivative in accordance with ASC 815. The fair value of the derivatives related to the interest rate swap agreements were insignificant for the years ended December 31, 2014, 2015 and 2016.

11.    NOTES PAYABLE

On November 28, 2012, the Company issued and sold two tranches of unsecured senior notes: (i) an aggregate principal amount of US$750.00 million which will mature on November 28, 2017 (the “2017 Notes”), and (ii) an aggregate principal amount of US$750.00 million which will mature on November 28, 2022 (the “2022 Notes”). On August 6, 2013, the Company issued and publicly sold another tranche of unsecured senior notes with an aggregate principal amount of US$1.00 billion which will mature on August 6, 2018 (the “2018 Notes”). On June 9, 2014, the Company issued and publicly sold the fourth tranche of unsecured senior notes with an aggregate principal amount of US$1.00 billion which will mature on June 9, 2019 (the “2019 Notes”). On

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

June 30, 2015, the Company issued and publicly sold two tranches of unsecured senior notes: (i) an aggregate principal amount of US$750.00 million which will mature on June 30, 2020 (the “2020 Notes”), and (ii) an aggregate principal amount of US$500.00 million which will mature on June 30, 2025 (the “2025 Notes”).The 2017 Notes, 2018 Notes, 2019 Notes, 2020 Notes, 2022 Notes and 2025 Notes are collectively referred to as the “Notes”.

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

The net proceeds from the Notes, which will be used for general corporate purposes, were RMB6.19 billion, RMB7.75 billion and nil for the years ended December 31, 2014, 2015 and 2016, respectively.

The Notes do not contain any financial covenants or other significant restrictions. In addition, the Notes are unsecured and rank lower than any secured obligation of the Group and have the same liquidation priority as any other unsecured liabilities of the Group, but senior to those expressly subordinated obligations, if any. The Company may, at its discretion, redeem all or any portion of the Notes at any time, at the principal amount plus any unpaid interest. As of December 31, 2016, the Company does not intend to redeem any portion of the Notes prior to the stated maturity dates. The Company has the obligation to redeem the Notes if a change in control occurs as defined in the indenture of the Notes.

The Notes were issued at a discount amounting to RMB 74.36 million (US$ 10.71 million). The issuance costs of RMB 149.59 million (US$ 21.55 million) were presented as a direct deduction from the principal amount of the Notes on the consolidated balance sheets. Both the discount and the issuance costs are amortized as interest expense using the effective interest rate method through the maturity dates of the Notes. The effective interest rate was 2.36%, 3.39%, 3.00%, 3.13%, 3.59% and 4.22% for the 2017 Notes, the 2018 Notes, the 2019 Notes, the 2020 Notes, the 2022 Notes and the 2025 Notes, respectively.

The principal amount and unamortized discount and debt issuance costs as of December 31, 2015 and 2016 were as follows:

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
	(In thousands)
Principal amount	30,869,300	32,987,800	4,751,231
Unamortized discount and debt issuance costs	(167,184)	(136,008)	(19,589)

	30,702,116	32,851,792	4,731,642

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s long-term debts, including the notes payable and loans payable (Note 10), in the succeeding five years and thereafter:

	RMB	US$
	(In thousands)
For the years ending December 31,
2017	8,678,750	1,250,000
2018	6,943,000	1,000,000
2019	6,943,000	1,000,000
2020	5,207,250	750,000
2021	6,943,000	1,000,000
Thereafter	8,678,750	1,250,000

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

Japan

Under the Japan tax laws, a company with paid-in capital in excess of JPY100 million was subject to a national corporate income tax rate of 25.5% up to March 31, 2015 and from April 1, 2015 the income tax rate has been reduced to 23.9%. A company with paid-in capital equal to JPY100 million or less will be taxed at a tax rate of 15% on the first JPY8 million and at 23.9% on the portion over JPY8 million from April 1, 2015. Local income taxes, which are local inhabitant tax and enterprise tax, are also imposed on corporate income. The resulting effective corporate income tax rates of the Company’s Japanese subsidiaries range from approximately 34% to 37%.

China

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. Preferential EIT rates at 15% and 10% are available for qualified “High and New Technology Enterprises” (“HNTEs”) and “Key Software Enterprise” (“KSE”). The HNTE certificate is effective for a period of 3 years and the KSE is subject to relevant governmental authorities’ assessment annually based on self-assessment supporting documents filed with the tax authorities each year.

Baidu Online enjoyed a reduced tax rate of 10% as a qualified KSE in 2014 and 2015. Baidu China also enjoyed a reduced tax rate of 10% as qualified KSE in 2015. Certain other PRC subsidiaries and VIEs, including Baidu Netcom, are qualified HNTEs and enjoy a reduced tax rate of 15% for the years presented, which will expire in

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

2017, 2018 or 2019. An entity must file required supporting documents with the tax authorities before using the preferential rates. Whether the entity is entitled to enjoy preferential rate as a KSE is subject to relevant governmental authorities’ assessment each year. An entity could re-apply for the HNTE certificate when the prior certificate expires. Historically, all of the Company’s subsidiaries and VIEs successfully re-applied for the certificates when the prior ones expired.

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

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2016, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

Income (loss) before income taxes consists of:

	For the years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(In thousands)
PRC	17,783,174	16,877,599	18,193,808	2,620,453
Non-PRC	(3,298,768)	21,029,024	(3,684,601)	(530,693)

	14,484,406	37,906,623	14,509,207	2,089,760

Except for the investment related gain recognized, the pre-tax losses from non-PRC operations consist primarily of operating costs, administration expenses, interest expenses and share-based compensation expenses.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

Income taxes consist of:

	For the years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(In thousands)
Current income tax	2,942,173	3,213,638	3,461,853	498,612
Income tax refund due to reduced tax rate	(17,553)	—	(534,698)	(77,013)
Adjustments of deferred tax assets due to change in tax rates	28,146	79,947	(12,085)	(1,741)
Deferred income tax (benefit) expense	(721,594)	2,180,792	(1,476)	(213)

	2,231,172	5,474,377	2,913,594	419,645

The reconciliation of the actual income taxes to the amount of tax computed by applying the aforementioned statutory income tax rate to pre-tax income is as follows:

	For the years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(In thousands, except for per share data)
Expected taxation at PRC statutory tax rate	3,587,693	9,476,656	3,627,302	522,441
Effect of differing tax rates in different jurisdictions	676,663	(5,253,700)	735,566	105,944
Non-taxable income	(12,504)	(65,411)	(73,226)	(10,547)
Non-deductible expenses	123,245	165,264	114,534	16,496
Research and development super-deduction	(538,305)	(767,858)	(725,800)	(104,537)
Effect of PRC preferential tax rates and tax holiday	(1,897,184)	(1,547,392)	(1,851,421)	(266,660)
Effect of tax rate changes on deferred taxes	28,146	79,947	(12,085)	(1,741)
Over-accrued EIT for previous years	(153,121)	(248,673)	(519,631)	(74,842)
PRC withholding tax	—	2,470,733	282,838	40,737
Addition to valuation allowance	416,539	1,164,811	1,335,517	192,354

Taxation for the year	2,231,172	5,474,377	2,913,594	419,645

Effective tax rate	15.41%	14.44%	20.08%	20.08%
Effect of preferential tax rates inside the PRC on basic earnings per Class A and Class B ordinary share	53.61	44.31	53.41	7.69

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

The tax effects of temporary differences that gave rise to the deferred tax balances at December 31, 2015 and 2016 are as follows:

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
	(In thousands)
Deferred tax assets:
Provision for doubtful receivables	120,612	137,901	19,862
Accrued expenses, payroll and others	1,745,810	2,715,136	391,061
Fixed assets depreciation	19,659	26,421	3,805
Net operating loss carry-forward	1,320,496	1,727,031	248,744
Less: valuation allowance	(2,198,403)	(3,506,259)	(505,006)

Deferred tax assets, net	1,008,174	1,100,230	158,466

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
	(In thousands)
Deferred tax liabilities:
Long-lived assets arising from acquisitions	359,531	248,251	35,756
Withholding tax on PRC subsidiaries’ undistributed earnings	592,719	632,859	91,151
Withholding tax on capital gains derived from PRC	2,489,040	2,708,125	390,050

	3,441,290	3,589,235	516,957

As of December 31, 2016, the Company had net losses of approximately RMB16.50 billion (US$2.38 billion) deriving from entities in the PRC, Hong Kong and Japan. The net loss in the PRC and Japan can be carried forward for five years and nine years, respectively, to offset future net profit for income tax purposes. The net loss of entities in the PRC and Japan will begin to expire in 2018, if not utilized. The net loss in Hong Kong can be carried forward without an expiration date.

The Company evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2015 and 2016, there was no significant impacts from tax uncertainty on the Company’s financial position and result of operations. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2012 through 2016 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

The Company accrued withholding tax of RMB580.72 million for the potential remittance of earnings from the PRC subsidiaries to their offshore parent companies in the form of dividend distribution as of December 31, 2013, because the Company believes that the underlying dividends will be distributed in the future considering future merger and acquisition activities. The Company did not provide for additional deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries in 2014, 2015 and 2016 on the

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

basis of its intent to permanently reinvest foreign subsidiaries’ earnings. As of December 31 2016, the total amount of undistributed earnings from the PRC subsidiaries for which no withholding tax has been accrued was RMB89.52 billion (US$12.89 billion). Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable. In the case of its VIEs in the PRC, undistributed earnings were insignificant as of each of the balance sheet dates.

13.    EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amounts for such employee benefits, which were expensed as incurred, were RMB1.64 billion, RMB2.23 billion and RMB2.29 billion (US$329.61 million) for the years ended December 31, 2014, 2015 and 2016, respectively.

14.    COMMITMENTS AND CONTINGENCIES

Capital Commitments

The Company’s capital commitments primarily relate to commitments in connection with the expansion and improvement of its network infrastructure and its plan to build additional office buildings and cloud computing based data centers. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB 1.23 billion (US$177.16 million) as of December 31, 2016. All of the commitments relating to the network infrastructure are to be fulfilled in 2021 and the commitments relating to the office building and cloud computing based data centers will be settled in installments as various stages of the construction plan are completed in the next four to six years.

Operating Lease Commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Total rental expense for offices was RMB525.31 million, RMB647.09 million and RMB494.37 million (US$71.20 million) for the years ended December 31, 2014, 2015 and 2016, respectively. Total operating lease expense for Internet Data Centre (“IDC”) facilities was RMB2.85 billion, RMB3.72 billion and RMB4.72 billion (US$679.82 million) for the years ended December 31, 2014, 2015 and 2016 respectively.

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following as of December 31, 2016:

	RMB	US$
	(In thousands)
2017	3,018,986	434,824
2018	1,390,004	200,202
2019	839,240	120,876
2020	569,100	81,967
2021	176,348	25,399
Thereafter	30,117	4,338

	6,023,795	867,606

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

The Group’s lease arrangements have no renewal options, rent escalation clauses and restriction or contingent rents.

Commitments for Licensed Copyrights

The Company enters into non-cancelable licensing agreements with third-party vendors to acquire licensed copyrights of video contents for its online video platform.

Future minimum payments under non-cancelable licensing agreements consist of the following as of December 31, 2016:

	RMB	US$
	(In thousands)
2017	5,990,656	862,835
2018	1,489,234	214,495
2019	200,348	28,856
2020	196,718	28,333
2021	164,425	23,682
Thereafter	979,291	141,047

	9,020,672	1,299,248

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

Historically, the Company was not required to make payments related to these obligations, and the fair value for these obligations was nil on the consolidated balance sheets as of December 31, 2015 and 2016.

Litigation

The Group was involved in certain cases pending in various PRC and U.S. courts and arbitration as of December 31, 2016. These cases include copyright infringement cases, unfair competition cases, and defamation

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could result in a loss of revenue or otherwise harm the business of the Company.

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

15.    REDEEMABLE NONCONTROLLING INTERESTS

	2014	2015	2016
	RMB	RMB	RMB	US$
	(In thousands)
Balance as of January 1	—	1,894,502	3,947,879	568,613
Other comprehensive income	—	142,071	325,408	46,869
Issuance of subsidiary shares	1,841,819	1,582,126	660,771	95,170
Accretion of redeemable noncontrolling interests	52,683	329,180	557,918	80,357

Balance as of December 31	1,894,502	3,947,879	5,491,976	791,009

On November 14, 2014, iQiyi completed a round of preferred shares financing. The new preferred shareholders acquired 13.42% of the then outstanding equity interest of iQiyi for a total consideration of US$300.00 million.

On October 1, 2015, Xiaodu Life Technology Ltd (“Xiaodu”), a wholly-owned subsidiary of the Company primarily engaged in the business of takeout delivery services, issued 250,000,000 preferred shares to certain shareholders for a total consideration of US$250.00 million. On May 31, 2016, Xiaodu issued an additional 42,105,264 preferred shares to certain other shareholders for a total consideration of US$100.00 million. The consideration has been fully paid by shareholders at September 30, 2016. As the preferred shares could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of Xiaodu, these preferred shares are accounted for as redeemable noncontrolling interests.

The Company accounts for the changes in accretion to the redemption value in accordance with ASC topic 480 (“ASC 480”), Distinguishing Liabilities from Equity. The Company elects to use the effective interest method for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interest.

16.    SHAREHOLDERS’ EQUITY

Ordinary Shares

The authorized share capital consisted of 870,400,000 ordinary shares at a par value of US$0.00005 per share, of which 825,000,000 shares were designated as Class A ordinary shares, 35,400,000 as Class B ordinary shares,

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

and 10,000,000 shares designated as preferred shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. The number of Class B ordinary shares transferred to Class A ordinary shares was 45,000, nil and 91,667 in the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2016, there were 27,325,551 and 7,401,254 Class A and Class B ordinary shares outstanding, respectively. As of December 31, 2015 and 2016, there were no preferred shares issued and outstanding.

On July 30, 2015, the Company announced a share repurchase program in which the Company proposed to acquire up to an aggregate of US$1.00 billion of its shares over the next 12 months. On October 29, 2015, the Company announced another share repurchase program under which the Company proposed to acquire up to an aggregate of US$2.00 billion of its shares over the next 24 months in the open market or through privately negotiated transactions, depending on market conditions and in accordance with applicable rules and regulations. The Company repurchased 603,726 and 0 Class A ordinary shares from the open market with an aggregate purchase price of US$990.16 million and nil during the years ended December 31, 2015 and 2016. The repurchased shares were cancelled under Cayman Islands law upon repurchase and the difference between the par value and the repurchase price was debited to retained earnings.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation.

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
	(In thousands)
PRC statutory reserve funds	417,911	441,391	63,574
Unreserved retained earnings	74,241,444	85,292,315	12,284,648

Total retained earnings	74,659,355	85,733,706	12,348,222

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB10.58 billion and RMB13.70 billion (US$1.97 billion) as of December 31, 2015 and 2016, respectively.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

Accumulated Other Comprehensive Income (Loss)

The changes in accumulated other comprehensive income (loss) by component, net of tax, were as follows:

	Foreign currency translation adjustment	Unrealized gains on available-for- sale investments	Total
	RMB	RMB	RMB
	(In thousands)
Balance at December 31, 2013	158,355	22,903	181,258

Other comprehensive income (loss) before reclassification	(422,925)	27,327	(395,598)
Amounts reclassified from accumulated other comprehensive income	—	(45,025)	(45,025)

Net current-period other comprehensive loss	(422,925)	(17,698)	(440,623)
Other comprehensive income attribute to noncontrolling interests and redeemable noncontrolling interests	(20,153)	—	(20,153)

Balance at December 31, 2014	(284,723)	5,205	(279,518)

Other comprehensive income (loss) before reclassification	(644,896)	489,010	(155,886)
Amounts reclassified from accumulated other comprehensive income	—	(194,451)	(194,451)

Net current-period other comprehensive income (loss)	(644,896)	294,559	(350,337)
Other comprehensive income attribute to noncontrolling interests and redeemable noncontrolling interests	(176,201)	—	(176,201)

Balance at December 31, 2015	(1,105,820)	299,764	(806,056)

Other comprehensive income (loss) before reclassification	(589,870)	480,102	(109,768)
Amounts reclassified from accumulated other comprehensive income	—	(540,495)	(540,495)

Net current-period other comprehensive loss	(589,870)	(60,393)	(650,263)
Other comprehensive income attribute to noncontrolling interests and redeemable noncontrolling interests	(326,640)	(7)	(326,647)

Balance at December 31, 2016	(2,022,330)	239,364	(1,782,966)

Balance at December 31, 2016, in US$	(291,277)	34,476	(256,801)

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

The following table sets forth the tax effect allocated to each component of other comprehensive income for the years ended December 31, 2015 and 2016:

	For the years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
		(In thousands)
Unrealized gains on available-for-sale investments
Unrealized holding gains (losses) during the year	1,680	(68,303)	(119,708)	(17,242)
Reclassified for gains realized	—	28,885	110,418	15,904

Net unrealized gains (losses)	1,680	(39,418)	(9,290)	(1,338)

Other comprehensive income (loss)	1,680	(39,418)	(9,290)	(1,338)

17.    EARNINGS PER SHARE (“EPS”)

A reconciliation of net income attributable to Baidu, Inc. in the consolidated statements of comprehensive income to the numerator for the computation of basic and diluted per share for the years ended December 31, 2014, 2015 and 2016 is as follows:

	For the years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(In thousands)
Net income attributable to Baidu, Inc.	13,196,932	33,664,173	11,632,269	1,675,395
Accretion of the redeemable noncontrolling interests	(52,683)	(329,180)	(557,918)	(80,357)

Numerator for EPS computation	13,144,249	33,334,993	11,074,351	1,595,038

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

The following table sets forth the computation of basic and diluted net income attributable to Baidu, Inc. per share for Class A and Class B ordinary shares.

	For the years ended December 31,
	2014		2015		2016
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	(In thousands, except for number of shares, per share and per ADS data)
Earnings per share – basic:
Numerator
Allocation of net income attributable to Baidu, Inc.	10,328,517	2,815,732	26,182,538	7,152,455	8,709,905	1,254,487	2,364,446	340,551
Denominator
Weighted average ordinary shares outstanding	27,551,463	7,511,003	27,428,861	7,492,921	27,263,984	27,263,984	7,401,254	7,401,254

Denominator used for earnings per share	27,551,463	7,511,003	27,428,861	7,492,921	27,263,984	27,263,984	7,401,254	7,401,254
Earnings per share – basic	374.88	374.88	954.56	954.56	319.47	46.01	319.47	46.01

Earnings per share – diluted:
Numerator
Allocation of net income attributable to Baidu, Inc. for diluted computation	10,339,397	2,804,852	26,205,544	7,129,449	8,716,163	1,255,388	2,358,188	339,650
Reallocation of net income attributable to Baidu, Inc. as a result of conversion of Class B to Class A shares	2,804,852	—	7,129,449	—	2,358,188	339,650	—	—

Allocation of net income attributable to Baidu, Inc.	13,144,249	2,804,852	33,334,993	7,129,449	11,074,351	1,595,038	2,358,188	339,650
Denominator
Weighted average ordinary shares outstanding	27,551,463	7,511,003	27,428,861	7,492,921	27,263,984	27,263,984	7,401,254	7,401,254
Conversion of Class B to Class A ordinary shares	7,511,003	—	7,492,921	—	7,401,254	7,401,254	—	—
Share-based awards	136,008	—	112,688	—	91,848	91,848	—	—

Denominator used for earnings per share	35,198,474	7,511,003	35,034,470	7,492,921	34,757,086	34,757,086	7,401,254	7,401,254
Earnings per share – diluted	373.43	373.43	951.49	951.49	318.62	45.89	318.62	45.89

Earnings per ADS:
Denominator used for earnings per ADS – basic	275,514,630		274,288,610		272,639,840	272,639,840
Denominator used for earnings per ADS – diluted	351,984,740		350,344,700		347,570,860	347,570,860
Earnings per ADS – basic	37.49		95.46		31.95	4.60

Earnings per ADS – diluted	37.34		95.15		31.86	4.59

The Company did not include certain stock options and restricted shares in the computation of diluted earnings per share for the years ended December 31, 2014, 2015 and 2016 because those stock options and restricted shares were anti-dilutive for earnings per share for the respective years.

18.    SHARE-BASED AWARDS PLAN

Baidu, Inc.

Incentive compensation plans

In December 2008, the Company adopted a share incentive plan (the “2008 Plan”), which provides for the granting of share incentives, including incentive share options (“ISOs”), restricted shares and any other form of award pursuant to the 2008 Plan, to members of the board, employees and consultants of the Company. However, the Company may grant ISOs only to its employees. The Company reserved 3,428,777 ordinary shares for issuance under the 2008 Plan, which will expire in the year 2018. The vesting schedule, time and condition to

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

exercise options will be determined by the compensation committee. The term of the options may not exceed ten years from the date of the grant, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of the Company’s share capital.

Under the 2008 Plan, share options are subject to vesting schedules varying from two to four years, the exercise price of an option may be amended or adjusted at the discretion of the compensation committee, the determination of which would be final, binding and conclusive. To the extent not prohibited by applicable laws or exchange rules, a downward adjustment of the exercise prices would be effective without the approval of the Company’s shareholders or the approval of the affected grantees. If the Company grants an ISO to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of the Company’s share capital, the exercise price cannot be less than 110% of the fair market value of the Company’s ordinary shares on the date of that grant.

Starting from February 15, 2006, the Company granted restricted Class A ordinary shares of the Company (“Restricted Shares”). Terms for the Restricted Shares are the same as share options except that Restricted Shares do not require exercise and have a two to four years vesting term.

Share options

The following table summarizes the option activity for the year ended December 31, 2016:

	Number of shares	Weighted average exercise price (US$)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$ in thousands)
Share options
Outstanding, December 31, 2015	220,165	1,437.70	7.55	115,458
Granted	50,409	1,684.20
Exercised	(26,933)	1,011.90
Expired/Cancelled	(31)	1,067.00
Forfeited	(12,371)	1,505.80

Outstanding, December 31, 2016	231,239	1,537.40	7.25	61,621

Vested and expected to vest at December 31, 2016	205,508	1,507.80	7.12	58,927

Exercisable at December 31, 2016	114,141	1,279.30	6.06	51,362

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2016 and the exercise price.

Total intrinsic value of options exercised for the years ended December 31, 2014, 2015 and 2016 was RMB224.80 million, RMB199.88 million and RMB142.57 million (US$20.53 million), respectively. The total fair value of options vested during the years ended December 31, 2014, 2015 and 2016 was RMB149.22 million, RMB149.00 million and RMB 224.94 million (US$32.40 million), respectively.

As of December 31, 2016, there was RMB323.43 million (US$46.58 million) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.8 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from expectation.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

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

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	2014	2015	2016
Risk-free interest rate	1.52%~1.77%	1.31%~1.36%	1.13%~1.47%
Dividend yield	—	—	—
Expected volatility range	40.96%~41.59%	40.04%~40.57%	38.91%~40.09%
Weighted average expected volatility	41.36%	40.21%	39.37%
Expected life (in years)	4.57	5.02~5.13	5.75~5.92

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

The exercise price of options granted during the years 2014, 2015 and 2016 equaled the market price of the ordinary shares on the grant date. The weighted-average grant-date fair value of options granted during the years 2014, 2015, and 2016 was US$755.00, US$790.00, and US$ 659.70, respectively.

Restricted shares

Restricted shares activity for the year ended December 31, 2016 was as follows:

	Number of shares	Weighted average grant date fair value (US$)
Restricted shares
Unvested, December 31, 2015	344,534	1,853.50
Granted	526,960	1,755.90
Vested	(93,409)	1,716.50
Cancelled	(242)	1,743.10
Forfeited	(70,572)	1,831.50

Unvested, December 31, 2016	707,271	1,800.70

The total fair value of the restricted shares vested during the years ended December 31, 2014, 2015 and 2016 was RMB324.41 million, RMB700.66 million, RMB1.11 billion (US$160.34 million), respectively. The weighted-average grant-date fair value of the restricted shares granted during the years 2014, 2015, and 2016 was US$1,815.60, US$1,979.30, and US$1,755.90, respectively.

As of December 31, 2016, there was RMB5.38 billion (US$775.05 million) unrecognized share-based compensation cost related to restricted shares. That deferred cost will be recognized over a weighted-average

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

vesting period of 3.23 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from expectation.

Subsidiaries

The Company’s subsidiaries also have equity incentive plans granting share-based awards. Total share-based compensation expenses recognized and unrecognized were insignificant, both individually and in aggregate, for the year ended December 31, 2016.

The following table summarizes the total share-based compensation cost recognized by the Group:

	For the years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(In thousands)
Expensed as cost of revenues	34,611	49,770	103,354	14,886
Expensed as selling, general and administrative	426,052	486,760	429,234	61,823
Expensed as research and development	502,077	850,588	1,227,400	176,782
Capitalized as part of internal-used software	—	1,381	214	31

19.    RELATED PARTY TRANSACTIONS

The related party transactions mainly represented online marketing services provided by the Company to Ctrip (including Qunar), the total transaction amounts for the years ended December 31, 2015 and 2016 was RMB89.24 million and RMB630.76 million (US$90.85 million), respectively. Other related party transactions, including the reimbursements to Mr. Robin Yanhong Li’s use of an aircraft beneficially owned by his family member for the Company’s business purposes and the rental expense for an office building owned by the family members of an executive officer, were insignificant for each of the years presented.

As of December 31, 2015 and 2016, amounts due from/due to related parties were as follows:

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
	(In thousands)
Amounts due from related parties, current:
Qunar (i)	1,869,380	24,985	3,599
Ctrip (ii)	30,950	286,533	41,269
Other related parties (ii)	40,229	34,076	4,908

Total	1,940,559	345,594	49,776

Amounts due from related parties, non-current:
Other related parties (iii)	9,725	11,153	1,606

Amounts due to related parties, current:
Qunar (iv)	711,433	274,968	39,604
Ctrip	6,966	124,705	17,961
Other related parties	67,546	59,014	8,500

Total	785,945	458,687	66,065

(i)

The balance as of December 31, 2015 mainly represents short-term interest-bearing loans of RMB1,774.00 million provided by the Company to Qunar, which was a majority-owned subsidiary of the Company prior

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

to October 26, 2015 and became a majority-owned subsidiary of Ctrip on December 31, 2015. These loans were fully repaid in March 2016.
(ii)	Balances in connection with services provided between the Company and its equity method investees arose in the ordinary course of business.
(iii)

The balances mainly represent rental deposits paid in advance to the related party of one of the executive officers. Pursuant to the rental agreements, certain subsidiaries of the Company rent an office building owned by the family members of the executive officer.

(iv)	The balance as of December 31, 2015 mainly represents a short-term interest-bearing loan provided by Qunar to the Company of US$100.00 million in October 2015. The loan was fully repaid in March 2016.

20.    SEGMENT REPORTING

The operations of the Company are organized into three segments, consisting of Search Services, Transaction Services, and iQiyi. Search Services are keyword-based marketing services targeted at and triggered by internet user’s search queries, which mainly include P4P services and other online marketing services. Transaction Services include Baidu Nuomi, Baidu Deliveries, Baidu Mobile Game, Baidu Wallet, Baidu Map and others. iQiyi represents the online video business.

The Company derives the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on metrics of revenue and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The Company does not allocate any share-based compensation expenses to its segments as the CODM does not use this information to measure the performance of the operating segments. Because substantially all of the Group’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2014, 2015 and 2016.

	For the years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
		(In thousands)
Search Services
Revenues	43,727,459	55,667,478	55,375,031	7,975,663
Operating profit	20,547,793	28,117,837	27,152,807	3,910,818

Transaction Services
Revenues	3,822,456	7,005,941	4,894,486	704,953
Operating loss	(5,973,978)	(13,145,445)	(12,386,035)	(1,783,960)

iQiyi
Revenues	2,873,552	5,295,760	11,283,329	1,625,137
Operating loss	(1,110,299)	(2,383,438)	(2,765,169)	(398,267)

Inter-segment
Revenues	(1,371,149)	(1,587,450)	(1,003,482)	(144,531)
Operating profit (loss)	302,988	469,718	(192,535)	(27,732)

Segment operating profit	13,766,504	13,058,672	11,809,068	1,700,859
Unallocated expenses	(962,740)	(1,387,118)	(1,759,988)	(253,491)

Group consolidated operating profit	12,803,764	11,671,554	10,049,080	1,447,368

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

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

Assets and Liabilities Measured or Disclosed at Fair Value

In accordance with ASC 820, the Company measures available-for-sale investments and trading investments at fair value on a recurring basis. The fair value of time deposits are determined based on the prevailing interest rates in the market. The fair values of the Company’s held-to-maturity investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates. The fair value of the Company’s available-for-sale debt investments and trading investments are measured using the income approach, based on quoted market interest rates of similar instruments and other significant inputs derived from or corroborated by observable market data. The fair values of the Company’s available-for-sale equity investments in the equity securities of publicly listed companies are measured using quoted market prices.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

Assets and liabilities measured or disclosed at fair value are summarized below:

		Fair value measurement or disclosure at December 31, 2015 using
	Total fair value at December 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	RMB	RMB	RMB	RMB
	(In thousands)
Fair value disclosure (Notes 2 and 4)
Cash equivalents
Time deposits	678,000		678,000
Money market fund	608,353	608,353
Short-term investments Held-to-maturity investments
Fixed-rate investments	37,134,096		37,134,096
Long-term investments Held-to-maturity investments
Fixed-rate investments	1,806,446		1,806,446
Long-term notes payable	30,714,586	30,714,586

Fair value measurements

Recurring
Short-term investments Available-for-sale investments
Fixed-rate debt investments	6,958,399		6,958,399
Adjustable-rate debt investments	13,325,385		13,325,385
Equity investments	742,618	742,618
Long-term investments Available-for-sale investments
Equity investments	276,965	276,965

Non-recurring
Long-term investments	—	—	—	—	(116,978)

Total assets measured at fair value	21,303,367	1,019,583	20,283,784	—	(116,978)

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

In 2015, the value of a cost method investment was written down to zero, as a result of declining financial performance and a change in the business circumstances of the investee. The corresponding impairment charge incurred was recorded in earnings for the year then ended.

			Fair value measurement or disclosure at December 31, 2016 using
	Total fair value at December 31, 2016		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	US$	RMB	RMB	RMB	RMB	US$
	(In thousands)
Fair value disclosure (Notes 2 and 4)
Cash equivalents
Time deposits	1,674,172	241,131		1,674,172
Money market fund	4,419,206	636,498	4,419,206
Short-term investments Held-to-maturity investments
Fixed-rate investments	41,868,641	6,030,339		41,868,641
Long-term notes payable	33,252,561	4,789,365	33,252,561

Fair value measurements

Recurring
Short-term investments Available-for-sale investments
Fixed-rate debt investments	14,377,856	2,070,842		14,377,856
Adjustable-rate debt investments	14,986,816	2,158,550		14,986,816
Equity investments	28,787	4,146	28,787
Trading securities	7,747,436	1,115,863		7,747,436
Long-term investments Available-for-sale investments
Equity investments	496,512	71,513	496,512
Non-recurring
Long-term investments	—	—	—	—	—	(150,745)	(21,712)
Intangible assets						(822)	(118)

Total assets measured at fair value	37,637,407	5,420,914	525,299	37,112,108	—	(151,567)	(21,830)

In 2016, the value of certain cost method investments and an equity method investment were written down to zero, as a result of declining financial performance and a change in the business circumstances of the investee. The corresponding impairment charges incurred were recorded in earnings for the year then ended.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

22.    SUBSEQUENT EVENTS

Disposal of Baidu Mobile Game Business

On January 13, 2017, the Company entered into an agreement with two third-party companies, for the disposition of the Company’s mobile game business for a total purchase price of approximately RMB1.20 billion (US$172.69 million) in cash.

Issuance of Convertible Note

On January 25, 2017, iQiyi issued US$1.53 billion convertible notes (the “iQiyi Notes”) in a private placement, among which US$300.00 million was purchased by the Company and the rest US$1.23 billion was purchased by external investors. The iQiyi Notes bear interest at a coupon rate of 1.5% per annum with a maturity date of January 25, 2018, and can be converted into preferred shares in a qualified financing or at the iQiyi’s election. The proceeds will be used for general working capital purpose.

Share Repurchase Program

In March 2017, the Company started the share repurchase program announced on October 29, 2015. Until March 29, 2017, the Company repurchased 68,761 Class A ordinary shares from the open market at an aggregated purchase price of US$116.49 million. The repurchased shares will be cancelled under Cayman Island law upon repurchase and the difference between the par value and the repurchase price will be debited to retained earnings.