Form 20-F
period 2017-12-31
Baidu, Inc.
filed 2018-03-15
CIK 1329099

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

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

Herman Yu, Chief Financial Officer

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

27,614,978 Class A ordinary shares and 7,201,254 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If a an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

•

“user traffic” or “traffic” refers generally to page views of a website, with “page views” measuring the number of web pages viewed by internet users over a specified period of time except that multiple page views of the same page viewed by the same user on the same day are counted only once;

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2015, 2016 and 2017 and the consolidated balance sheets data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2013 and 2014 and the selected consolidated balance sheets data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015, which are not included in this annual report, with certain adjustment being made to the selected consolidated balance sheet data as of December 31, 2013 as a result of our exchange of shares in Qunar Cayman Islands Limited, or Qunar, with Ctrip.com International, Ltd., or Ctrip. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(In millions, except per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Revenues:
Online marketing services	31,802	48,495	64,037	64,525	73,146	11,242
Others	142	557	2,345	6,024	11,663	1,792

Total revenues	31,944	49,052	66,382	70,549	84,809	13,034

Operating costs and expenses:
Cost of revenues	(11,472)	(18,885)	(27,458)	(35,278)	(43,062)	(6,619)
Selling, general and administrative	(5,173)	(10,382)	(17,076)	(15,071)	(13,128)	(2,018)
Research and development	(4,107)	(6,981)	(10,176)	(10,151)	(12,928)	(1,987)

Total operating costs and expenses	(20,752)	(36,248)	(54,710)	(60,500)	(69,118)	(10,624)

Operating profit	11,192	12,804	11,672	10,049	15,691	2,410

Interest income	1,309	1,993	2,362	2,342	3,154	485
Interest expense	(447)	(629)	(1,041)	(1,158)	(1,615)	(248)
Income (loss) from equity method investments	23	(20)	4	(1,026)	(63)	(10)
Other income, net, including exchange gains or losses	141	336	24,910	4,302	4,116	633

Income before income taxes	12,218	14,484	37,907	14,509	21,283	3,270

Income taxes	(1,829)	(2,231)	(5,475)	(2,913)	(2,995)	(460)

Net income	10,389	12,253	32,432	11,596	18,288	2,810

Less: Net loss attributable to non-controlling interests	(163)	(944)	(1,232)	(36)	(13)	(2)

Net income attributable to Baidu, Inc.	10,552	13,197	33,664	11,632	18,301	2,812

Earnings per share for Class A and Class B ordinary shares(1)
Basic	300.66	374.88	954.56	319.47	527.51	81.08
Diluted	300.23	373.43	951.49	318.62	524.08	80.55
Earnings per ADS (1 Class A ordinary share is represented by 10 ADSs)
Basic	30.07	37.49	95.46	31.95	52.75	8.11
Diluted	30.02	37.34	95.15	31.86	52.41	8.06

(1)

As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted net income per Class A ordinary share and Class B ordinary share are the same for all the periods presented during which there were two classes of ordinary shares. The weighted average number of ordinary shares represents the sum of the weighted average number of Class A and Class B ordinary shares. Please see “Earnings Per Share” under Note 18 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average numbers of Class A and Class B ordinary shares.

	As of December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(In millions)
Consolidated Balance Sheets Data:
Cash and cash equivalents	9,692	13,853	9,960	10,898	11,084	1,704
Restricted cash	260	413	96	318	252	39
Short-term investments	27,482	42,699	57,969	71,196	89,381	13,738
Goodwill	16,864	17,419	15,396	15,342	15,806	2,429
Long-term investments, net	1,259	3,545	37,959	45,690	56,283	8,651
Total assets	70,357	99,118	147,853	181,997	251,728	38,689
Total liabilities	30,321	45,066	63,638	84,254	121,356	18,651
Total Baidu, Inc. shareholders’ equity	37,796	51,072	80,256	92,274	115,346	17,729
Total equity	40,036	52,158	80,268	92,251	119,350	18,344

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate in effect as of December 29, 2017. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On March 9, 2018, the exchange rate was RMB6.3285 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated:

	Exchange Rate
Period	Period-End	Average	Low	High
	(RMB per U.S. Dollar)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
September	6.6533	6.5690	6.6591	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March (through March 9, 2018)	6.3285	6.3354	6.3565	6.3093

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have in the past removed, and may in the future again remove, questionable paid search listings of some customers to ensure the quality and reliability of our search results. Such removal, whether temporary or permanent, may cause the affected customers to discontinue their business with us. We also examine the relevant business licenses and bank accounts of prospective customers prior to business engagement, as a quality control measure. In addition, we have taken steps to implement measures requested by PRC regulatory authorities, such as modifying paid search practices and limiting the amount of displays. We have also proactively implemented numerous additional measures to deliver a better user experience and build a safer and more trustworthy platform for users. Such measures have had a negative impact on the number of customers and our revenues in the short term. PRC regulations on online marketing services are evolving, and uncertainties remain with respect to the implementation of and compliance with new regulations that may emerge, which in turn may have a material adverse impact on our business, results of operations and growth prospects.

If online marketing through internet search does not further grow in China, our ability to increase revenue and profitability could be materially and adversely affected.

While the internet has developed to a more advanced stage in China, customers have many channels to conduct online marketing and promotion. As users may not spend as much time on internet search products as they used to, many current and potential customers may not use internet search products as one of their main online marketing channels to promote their products and services, and thus may not allocate a significant portion of their marketing budgets to online marketing through internet search products such as our P4P services, as compared to other methods of online marketing. Our ability to increase revenue and profitability from online marketing on PC and mobile internet may be adversely impacted by a number of factors, many of which are beyond our control, including:

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

In addition, any negative publicity about our company, our products and services, our employees, our business practices, or our search results or the platform to which our search results link, regardless of its veracity, could harm our brand image and in turn adversely affect our business and results of operations. We cannot assure you that we will be able to defuse negative publicity to the satisfaction of our investors, users, customers and business partners. From time to time, there has been negative publicity about our company and our business practice, which has adversely affected our public image and reputation during certain periods of intense negative publicity. For example, in 2016, Chinese media reported that a Chinese college student had died from cancer following unsuccessful treatment received at a hospital that the student had found through a paid search listing on Baidu. The negative publicity surrounding this incident has resulted in significant adverse impact on our public image and reputation. Intense negative publicity may divert our management’s attention and may adversely impact our business. We cannot assure you that our brand, public image and reputation will not be materially and adversely affected in the future.

We face significant competition and may suffer from loss of users and customers as a result.

We face significant competition in almost every aspect of our business, including competition from other companies that seek to provide internet search services to users and provide online marketing services to customers, as well as other companies that provide internet video services. For Baidu Core business, our main competitors in the Chinese internet market include China-based internet companies, such as Tencent, Alibaba, Sohu, Qihoo 360, ByteDance, Xiaomi and iFly Technology. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance), user experience of the search results, quality, quantity and relevancy of content, availability and ease of use of products and services, distribution channels and the number of associated third-party websites/wapsites. For iQIYI, our primary competitors include companies that operate online video websites in China, such as Youku-Tudou and Tencent Video. Some of our competitors have significant financial resources, long operating histories and are experienced in attracting and retaining their users, accommodating their users’ habits and preferences and managing customers. They may use their experience and resources to compete with us in a variety of ways, including competing for users and their time, customers, distributors, content, strategic partners and networks of third-party websites/wapsites, investing more heavily in research and development and making investments and acquisitions. If any of our competitors provides comparable or better Chinese language search experience or internet video services, our user traffic could decline significantly. Additionally, if the channels that we use to distribute services or products to our users and customers are no longer available to us, we may experience a decline in user traffic. Any such decline in traffic could weaken our brand and result in loss of users and customers, which could have a material and adverse effect on our results of operations.

We also face competition from other types of advertising media, such as newspapers, magazines, yellow pages, billboards, other forms of outdoor media, television, radio and mobile apps. Large companies in China generally allocate, and may continue to allocate, a limited portion of their budgets to online marketing, as opposed to traditional advertising and other forms of advertising media. If these companies do not devote a larger portion of their marketing budgets to online marketing services provided by us, or if our existing customers reduce the amount they spend on online marketing, our results of operations and growth prospects could be adversely affected.

If our expansions into new businesses are not successful, our future results of operations and growth prospects may be materially and adversely affected.

As part of our growth strategy, we enter into new businesses from time to time by leveraging our large internet user base and advanced technology to generate additional revenue streams and through our development of new business lines or strategic investments in or acquisitions of other businesses. Expansions into new businesses may present operating, marketing and compliance challenges that differ from those that we currently encounter.

In recent years, we have invested significant resources in the research and development of artificial intelligence (AI) technology and have made significant progress in the commercialization of AI technologies, such as conversational AI platform DuerOS, autonomous driving platform Apollo, AI cloud services and Baidu Feed. We plan to continue to contribute capital and other resources to our AI-enabled business operations. However, AI technology is rapidly evolving with significant uncertainties, and we cannot assure you that our investment and exploration in AI technology, including conversational AI, autonomous driving, AI cloud and Baidu Feed, will be successful. In addition, we may encounter regulatory uncertainties related to new business that we enter into. The laws and regulations related to AI technology and products are at early stage of development and still evolving in China. The effects of such laws and regulations remain unclear and may add uncertainty to the operation of our AI-related business. For example, as PRC regulatory framework on autonomous driving evolves, we may be required to comply with approval and other compliance requirements for autonomous driving road test promulgated by PRC authorities from time to time. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Artificial Intelligence and Autonomous Driving Vehicles.” We may confront other challenges as we enter new business domains, including lack of adoption of new products and services, lack of management talent in the new business, cost management and other factors required for the expansion of new businesses.

We also recently launched online content-related platforms, i.e., Baijiahao and Bear Paw Account. Baijiahao is a content provider platform that allows users such as writers to publish content, and Bear Paw Account is a smart content sorting and distribution hub, optimizing the distribution of content to potential audience. Baijiahao and Bear Paw account are critical components of our content ecosystem and rely on the participation and contribution of our users. If we fail to attract new users to and retain existing users of Baijiahao and Bear Paw Account, our future results of operations and growth prospects may be adversely affected. In addition, if we have to incur more costs in order to retain existing users or attract new users, our profitability may be adversely affected. We cannot assure you that we will be able to address these new challenges and continue to provide exceptional quality services. If we are not able to solve these issues, we may not be able to compete effectively. In addition, we expect to significantly increase content cost to attract large amount of quality content from Baijiahao content providers. If we have to incur more content costs and are unable to generate significant revenues to cover these costs, our profitability may be adversely affected.

If we fail to continue to innovate and provide products, services and high-quality internet experience that attract and retain users, we may not be able to generate sufficient user traffic to remain competitive.

Our success depends on providing products and services to attract users and enable users to have a high-quality internet experience. In order to attract and retain users and compete against our competitors, we must continue to invest significant resources in research and development to enhance our internet search advertising and, artificial intelligence (AI) technologies, improve our existing products and services, and introduce additional high-quality products and services, including AI-based products and services and feed services. If we are unable to anticipate user preferences or industry changes, or if we are unable to enhance the quality of our products and services on a timely basis or fail to provide sufficient content, we may suffer a decline in the size of our user base. Our results of operations may also suffer if our innovations do not respond to the needs of our users, are not appropriately timed with market opportunities or are not effectively brought to market. As search, advertising and AI technologies and new forms of devices and apps continue to develop, we may expend significant resources in research and development and strategic investments and acquisitions in order to remain competitive.

If our content ecosystem fails to continually offer quality content in a cost effective manner, we may experience declines in user traffic and user engagement, our business and results of operations may be harmed.

Our content ecosystem consists of our core search products, Baidu Feed, Baijiahao, Bear Paw Account, iQIYI, Baidu Maps, Baidu Post Bar, Baidu Knows, Baidu Encyclopedia and various other products. The success of our content ecosystem depends on our ability to attract content owners to contribute quality content to our platform by leveraging our user traffic and enhance user engagement through provision of attractive content, so as to create a virtuous cycle. We have relied, and will continue to rely, on third parties for part of the content offered in our content ecosystem. As the competition for quality content becomes increasingly intense in China, we cannot assure you that we will be able to manage our content acquisition costs effectively and generate sufficient revenues to outpace future increase in content spending. We may also be unable to renew some of our content licensing agreements upon their expiration or termination and any renewal of the content licensing agreements may involve higher costs or less favorable terms. If we are not able to license popular premium content on commercially reasonable terms or renew our content licensing agreements, our financial condition and results of operations may be materially and adversely affected. In addition, we have users contribute their content to our various products, including Baidu Post Bar, Baidu Knows, Baidu Encyclopedia, Baijiahao, Bear Paw Account and iQIYI’s user-generated content. If these parties fail to develop and maintain high-quality and engaging content, if our desired premium content becomes exclusive to our competitors, if we are unable to continue to grow our content offerings and stay competitive vis-à-vis other content platforms, or if a large number of our existing relationships are terminated, the attractiveness of our content offerings to users may be severely impaired. If we are unable to offer content that meets users’ tastes and preferences on a continuing basis and in a cost effective manner, our user experience may deteriorate, we may suffer from reduced user traffic, our business and results of operations may be harmed.

Our expansion into financial services may subject us to regulatory, credit, operational and reputational risks, each of which may have a material adverse effect on our business, results of operations and financial condition.

We began to provide financial services in China in recent years. Our financial services mainly include wealth management and Baidu Consumer Credit, through which we offer education loans and consumer financing to meet consumers’ cash expenditure needs.

PRC laws and regulations concerning the internet finance industry, particularly those governing credit lending, are evolving. Although we have taken careful measures to comply with the laws and regulations that are applicable to the financial services that we offer, the PRC government authorities may promulgate new policies, rules and regulations regulating the internet finance industry. For example, in December 2017, the PRC authorities issued a series of new rules to strengthen regulation on the micro loan business and online microcredit industry, which require, among others, that online microcredit companies suspend providing micro loans without a specific consumption scenario or specified use of loan proceeds and refrain from obtaining funds by transferring its credit assets through an online transaction platform or a local financial asset exchange, or through an online lending intermediary service agency. In addition, the government authority supervising the microcredit industry is conducting a special inspection and rectification on the compliance of online microcredit companies. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Consumer Finance and Microcredit.” If our financial services, especially our innovative solutions, were deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations may be materially and adversely affected. We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations, nor can we ensure that all business cooperators on our platform meet all the regulatory compliance requirements. Moreover, developments in the internet finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer financing services and wealth management services like those we offer, which could materially and adversely affect our business and operations. Furthermore, we cannot rule out the possibility that the PRC government will institute a new licensing regime covering our financial services in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

As part of our financial services, we have adopted our own credit risk management, through leveraging our big data and computing analytical capabilities, and have taken various other measures to monitor and limit credit risks. However, the risk of nonpayment of loans is inherent in the finance business, and we are subject to credit risks resulting from defaults by consumers. While we employ statistical modelling and big data to carefully assess credit risks, credit risks are exacerbated in microcredit and consumer financing because there is relatively limited information available about the credit histories of the borrowers. There can be no assurances that our credit assessment and risk management are or will be sufficient to result in lower delinquencies. As we expand into new sub-sectors of consumer financing, our limited operational experience and lack of familiarity with the new areas may render our risk management less effective, thus exacerbating our credit risks. Furthermore, our ability to manage the quality and the associated credit risks of our loan portfolio may have significant impact on our results of operations. Deterioration in the overall quality of loan portfolio and increased exposure to credit risks may occur due to a variety of reasons, including factors beyond our control, such as a slowdown in the growth of the PRC or global economies or a liquidity or credit crisis in the PRC or global financial sectors, which may adversely affect the liquidity of our borrowers or their ability to repay or roll over their debt. Any significant deterioration in the asset quality of our financial services business and significant increase in associated credit risks may have a material adverse effect on our business, results of operations and financial condition.

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

Our future success will depend on our ability to respond to rapidly changing technologies, adapt our products and services to evolving industry standards and improve the performance and reliability of our products and services. Our failure to adapt to such changes could harm our business. In addition, changes in user behavior resulting from technological developments may also adversely affect us. For example, the number of people accessing the internet through mobile devices and internet of things, or IoTs, such as smartphones, tablets and smart (voice-activated internet) home devices, has increased in recent years, and we expect this trend to continue while 4G/5G and more advanced mobile communications technologies are broadly implemented. If we fail to develop products and technologies that are compatible with all mobile devices, IoTs and operating systems, or if the products and services we develop are not widely accepted and used by users of various mobile devices and IoTs, our position in the mobile internet and AI based may be adversely affected. In addition, the widespread adoption of new internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or integrate our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive, or consequently fail to retain users with products and services of exceptional quality, our future success may be materially and adversely affected.

Interruption or failure of our own information technology and communications systems or those of third-party service providers we rely upon could impair our ability to provide products and services, which could damage our reputation and harm our results of operations.

Our ability to provide products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could interrupt our services. Service interruptions could reduce our revenue and profit and damage our brand if our systems are perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, wars, earthquakes, floods, fires, power loss, telecommunications failures, undetected errors or “bugs” in our software, computer viruses, interruptions in access to our platform through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. In February 2017, the service of Baidu App was inaccessible to users for forty-three minutes due to a system failure, which adversely affected our user experience then.

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

We have significantly expanded our operations in recent years. We expect this expansion trend to continue as we grow our user and customer base and explore new opportunities. To manage the further expansion of our business and growth of our operations and personnel, we need to continually improve our operational and financial systems, procedures and controls, and expand, train, manage and maintain good relations with our growing employee base. We have experienced labor disputes in the past. Although these disputes were resolved promptly, we cannot assure you that there will not be any new labor disputes in the future. In addition, we must maintain and expand our relationships with other websites, internet companies and other third parties. Our current and future personnel, systems, procedures and controls may not be adequate to support our expanding operations.

We may face intellectual property infringement claims and other related claims, which could be time-consuming and costly to defend and may result in an adverse impact over our operations.

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

Our search products and services link to materials in which third parties may claim ownership of trademarks, copyrights or other rights. As we adopt new technologies and roll out new products and services, we face the risk of being subject to intellectual property infringement claims that may arise from our use of new technologies and provision of new products and services. Our products and services including those based on cloud computing technology, such as Baidu Cloud Drive, Baidu WenKu and Baidu Post Bar, allow our users to upload, store and share documents, images, audio and videos on our servers, or share, link to or otherwise provide access to contents from other websites, and we also operate distribution platforms whereby developers can upload, share and sell their apps or games to users. Although we have made commercially reasonable efforts to request users or developers to comply with applicable intellectual property laws, we cannot ensure that all of our users or developers have the rights to upload or share these contents or apps. In addition, we have been and may continue to be subject to copyright or trademark infringement and other related claims from time to time, in China and internationally.

We have been making continuous efforts to keep ourselves informed of and to comply with all applicable laws and regulations affecting our business. However, PRC laws and regulations are evolving, and uncertainties still exist with respect to the legal standards as well as the judicial interpretation of the standards for determining liabilities of internet search and other internet service providers for providing links to content on third-party websites that infringe upon others’ copyrights or hosting such content, or providing information storage space, file sharing technology or other internet services that are used by internet users to disseminate such content. The Supreme People’s Court of China promulgated a judicial interpretation on infringement of the right of dissemination through internet in December 2012. This judicial interpretation, like certain court rulings and certain other judicial interpretations, provide that the courts will place the burden on internet service providers to remove not only links or contents that have been specifically mentioned in the notices of infringement from right holders, but also links or content they “should have known” to contain infringing content. The interpretation further provides that where an internet service provider has directly obtained economic benefits from any content made available by an internet user, it has a higher duty of care with respect to internet users’ infringement of third-party copyrights. A guidance on the trial of audio/video sharing copyright disputes promulgated by the Higher People’s Court of Beijing in December 2012 provides that where an internet service provider has directly obtained economic benefits from any audio/video content made available by an internet user who has no authorization for sharing such content, the internet service provider shall be presumed to be at fault. These interpretations could subject us and other internet service providers to significant administrative burdens and litigation risks.

We conduct our business operations primarily in China. There might be claims that we are subject to U.S. copyright laws, including the legal standards for determining indirect liability for copyright infringement, although we believe such claims are without merit. We cannot assure you that we will not be subject to copyright infringement lawsuits or other proceedings in the U.S. or elsewhere in the future.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operations of our business. We are currently named as defendant in certain copyright infringement suits in connection with P4P, Baidu Post Bar, Baidu Cloud Drive, iQIYI and certain other products or services. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” There is no guarantee that the courts will accept our defenses and rule in our favor. If there is a successful claim of infringement, we may be required to discontinue the infringing activities, pay substantial fines and damages and/or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation by third parties and/or negative publicity alleging our intellectual property infringement could have an adverse effect on our business, reputation, financial condition or results of operations. To address the risks relating to intellectual property infringement, we may have to substantially modify, limit or terminate some of our search services. Any such change could materially affect user experience and in turn have an adverse impact on our business.

We have been and may again be subject to claims and investigations based on the content found on our platform, the results in our paid search listings or other products and services we offer.

In addition to the content developed and posted on our platform by ourselves, our users are free to post information on Baidu Post Bar, Baidu Knows, Baidu Encyclopedia, Baidu WenKu, Baijiahao and other sections of our platform, and our P4P customers may create text-based descriptions, image descriptions and other phrases to be used as text, images or keywords in our search listings, and users can also use our personal cloud computing service, Baidu Cloud Drive, to upload, store and share documents, images, audio and videos on our cloud servers. We have been and may continue to be subject to claims and investigations for intellectual property infringement, defamation, negligence or other legal theories based on the content found on our platform, the results in our paid search listings or our other products and services, which, with or without merit, may result in diversion of management attention and financial resources and negative publicity for our brand and reputation. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Furthermore, if the content posted on our platform or found, stored or shared through our other products and services contains information that government authorities find objectionable, our platform or relevant products or services may be shut down and we may be subject to other penalties. See “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and subject us to liability for information displayed on or linked to our platform and negative publicity in international media.”

We have been, and may again in the future be, subject to claims, investigations or negative publicity based on the results in our paid search listings. Claims have been filed against us after we allowed certain customers to register keywords containing trademarks, trade names or brand names owned by others and displayed links to such customers’ websites in our paid search listings. While we maintain a database of certain well-known trademarks and continually update our system algorithms and functions to guard against customers keywords containing the well-known trademarks that are owned by others, it is not possible for us to completely prevent our customers from bidding on keywords that contain trademarks, trade names or brand names owned by others. In 2016, PRC regulatory authorities required that we take several remedial measures, including: (i) immediately modifying our practice of providing online marketing services to medical, pharmaceutical, health care and other similar businesses, and refraining from providing online marketing services to medical organizations that do not have requisite qualifications from competent regulatory authorities; (ii) modifying our existing auction-based paid search practices, indicating clearly paid search results and the associated risks, and limiting the percentage of marketing information to no more than 30% on each web page; and (iii) establishing and enhancing user protection mechanisms and establishing a system to compensate users harmed by fraudulent marketing information. Such measures have had a negative impact on the number of customers and our revenues in the short term. In addition, there has been negative publicity about fraudulent information in our paid search listings. Although we have been continually enhancing our technology, control and oversight to prevent fraudulent websites, web pages and information from appearing in our paid search listings, there is no guarantee that the measures we have taken are effective at all times. Claims, investigations and negative publicity based on the results in our paid search listings, regardless of their merit, may divert management attention, severely disrupt our operations, adversely affect our results of operations and harm our reputation.

Our business may be adversely affected if we were found to have failed to fulfill the additional obligations under the new online advertising rules.

Although the PRC Advertising Law has not specified “paid search results” as a form of advertising, the Interim Administration Measures of Internet Advertising, or the Internet Advertising Measures, which was promulgated by the State Administration for Industry and Commerce and became effective on September 1, 2016, characterizes “paid search results” as a form of internet advertising from the perspective of regulating the online advertising business. Pursuant to the Internet Advertising Measures, we are subject to additional legal obligations to monitor our P4P customers’ listings on our website during the course of our provision of P4P services. For example, we must examine, verify and record identity information of our P4P customers, such as the customer’s name, address and contact information, and maintain an updated verification of such information on a regular basis. Moreover, we must examine supporting documentation provided by our P4P customers. Where a special government review is required for specific categories of advertisements before posting, we must confirm that the review has been performed and approval has been obtained. If the content of the advertisement is inconsistent with the supporting documentation, or the supporting documentation is incomplete, the advertisement cannot be published. The Chinese government may, from time to time, promulgate new advertising laws and regulations in the future to impose further requirements on online advertising services relating to medical, pharmaceutical, health care and other similar businesses. We cannot assure that we will be in compliance with the requirements under these new laws and regulations. Failure to comply with these obligations may subject us to fines and other administrative penalties. If advertisements shown on our platform are in violation of relevant PRC advertising laws and regulations, or if the supporting documentation and government approvals provided to us by our P4P customers in connection with the advertising content are not complete or accurate, we may be subject to legal liabilities and our reputation could be harmed. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Advertisements and Online Advertising.”

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

Our business may be adversely affected by third-party software apps or practices that interfere with our receipt of information from, or provision of information to, our users, which may impair our users’ experience.

Our business may be adversely affected by third-party malicious or unintentional software apps that make changes to our users’ computers and interfere with our products and services. These software apps may change our users’ internet experience by hijacking queries to our platform, altering or replacing our search results, or otherwise interfering with our ability to connect with our users. The interference often occurs without disclosure to or consent from users, resulting in a negative experience, which users may associate with our platform. These software apps may be difficult to remove or disable, may reinstall themselves and may circumvent other apps’ efforts to block or remove them.

In addition, our business may be adversely affected by the practices of third-party website owners, content providers and developers which interfere with our ability to crawl and index their web pages and contents including apps. The ability to provide a superior user experience is critical to our success. If we are unable to successfully combat malicious third-party software apps that interfere with our products and services, our reputation may be harmed. If a significant number of website owners, content providers and developers prevent us from indexing and including their high-quality web pages and content including apps in our search results, or if we cannot effectively combat web spam from low-quality and irrelevant content websites, the quality of our search results may be impaired, which may damage our reputation and deter our current and potential users from using our products and services.

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

Our success depends heavily upon the continuing services of our management team, in particular our chairman and chief executive officer, Robin Yanhong Li. If one or more of our executives or other key personnel are unable or unwilling to continue in their present positions and we are not able to find their successors in a timely manner, our business may be disrupted and our financial condition and results of operations may be adversely affected. Competition for management and key personnel is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future.

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

As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic investments and acquisitions of businesses and assets that complement our existing business and help us execute our growth strategies. For example, we invested in Ctrip by exchanging our shares in Qunar for shares of Ctrip in 2015 and subscribed for additional Ctrip shares in 2016. In 2017, we led an investor consortium that invested RMB7.0 billion (US$1.0 billion) in exchange for public shares of China United Network Communications Limited through private placement. We intend to make other strategic investments and acquisitions in the future if suitable opportunities arise. Investments and acquisitions involve uncertainties and risks, including:

•	potential ongoing financial obligations and unforeseen or hidden liabilities, including liability for infringement of third-party copyrights or other intellectual property;

•	failure to achieve the intended objectives, benefits or revenue-enhancing opportunities;

•	costs and difficulties of integrating acquired businesses and managing a larger business;

•

in the case of investments where we do not obtain management and operational control, lack of influence over the controlling partner or shareholder, which may prevent us from achieving our strategic goals in the investments;

•	possible loss of key employees of a target business;

•

potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board;

•	diversion of resources and management attention;

•

regulatory hurdles and compliance risks, including the anti-monopoly and competition laws, rules and regulations of China and other jurisdictions and the enhanced compliance requirement for outbound acquisitions and investment under the laws and regulations of China; and

•

in the case of acquisitions of businesses or assets outside of China, the need to integrate operations across different business cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries.

Any failure to address these risks successfully may have a material and adverse effect on our financial condition and results of operations. Investments and acquisitions may require a significant amount of capital, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for investments and acquisitions, we may dilute the value of our ADSs and the underlying ordinary shares. If we borrow funds to finance investments and acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends. Moreover, acquisitions may also generate significant amortization expenses related to intangible assets. We may also incur impairment charges to earnings for investments and acquired businesses and assets.

We are subject to risks and uncertainties faced by companies in a rapidly evolving industry.

We operate in the rapidly evolving internet industry, which makes it difficult to predict our future results of operations. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by companies in evolving industries. Some of these risks and uncertainties relate to our ability to:

•	maintain our leading position in the Chinese-language internet search market;

•	offer attractive, useful and innovative products and services to attract and retain a larger user base;

•	attract users’ continuing use of internet search services;

•	retain existing customers and attract additional customers and increase spending per customer;

•	upgrade our technology to support increased traffic and expanded product and service offerings;

•	further enhance our brand;

•	respond to competitive market conditions;

•	respond to evolving user preferences or industry changes;

•	respond to changes in the regulatory environment and manage legal risks, including those associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	execute our strategic investments and acquisitions and post-acquisition integrations effectively;

•	attract, retain and motivate qualified personnel and maintain good relations with a young and growing work force; and

•	build profitable operations in new markets and other overseas internet markets we have entered into.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

Our historical growth rate may not be indicative of our future growth rate.

We have experienced substantial growth in recent years. Our total revenues grew at a compound annual growth rate of 27.6% from 2013 to 2017. Our growth was driven in part by the growth in China’s internet and online marketing industries, which may not be indicative of future growth or be sustainable. Our past growth rate may not be indicative of our future growth rate.

Our indebtedness could adversely affect our financial condition and our ability to obtain additional capital on reasonable terms when necessary.

As of December 31, 2017, we had an aggregate of RMB43.8 billion (US$6.7 billion) of outstanding indebtedness that will mature between 2018 and 2027, and we may incur additional indebtedness in the future.

Our current and future debt requires us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows, raise additional capital and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.

We may require additional capital to support our business growth or to respond to business opportunities, challenges or unforeseen circumstances. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, the condition of the capital markets, and other factors, and our indebtedness may limit our ability to borrow additional funds. We may have difficulty incurring new debt on terms that we would consider to be commercially reasonable. In addition, we may also need to refinance a portion of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing may not be as favorable as the terms of our existing debt.

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

Our results of operations may fluctuate as a result of a number of factors, many of which are beyond our control. For these reasons, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected figures. Our results of operations in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Any of the risk factors listed in this “Risk Factors” section, and in particular the following factors, could cause our results of operations to fluctuate from quarter to quarter:

•	general economic conditions in China and economic conditions specific to the internet, internet search and online marketing industries;

•	our ability to continue to attract users to our platform despite the emergence of mobile apps and other services;

•	our ability to attract additional customers and increase spending per customer;

•	the announcement or introduction of new or enhanced products and services by us or our competitors;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;

•	the results of our acquisitions of, or investments in, other businesses or assets;

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

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit. The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 6.9% in 2017. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China and thus exiting the China market, and other economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.

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

We pay Baidu Union members a portion of our revenues as we leverage traffic of the Baidu Union members’ internet properties. Some of our Baidu Union members, however, may compete with us in one or more areas of our business. Therefore, they may decide in the future to terminate their relationships with us. If our Baidu Union members decide to use a competitor’s or their own internet search services, our user traffic may decline, which may adversely affect our revenues. If we fail to attract additional Baidu Union members, our revenue growth may be adversely affected. In addition, if we have to share a larger portion of our revenues to retain existing Baidu Union members or attract additional members, our profitability may be adversely affected.

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

The internet industry is facing significant challenges with respect to information security and privacy, including the storage, transmission and sharing of confidential information. We transmit and store confidential and private information of our users, customers, distributors, content providers and Baidu Union members, such as personal information, including names, accounts, user IDs and passwords, and payment or transaction related information.

We are required by PRC law to ensure the confidentiality, integrity, availability and authenticity of the information of our users, customers, distributors, content providers and Baidu Union members, which is also essential to maintaining their confidence in our online products and services. We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies. However, advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or others can still result in a compromise or breach of the measures that we use. Because of our leading market position in the internet industry in China, we believe we are a particularly attractive target for security breaches and hacking attacks. We have experienced in the past, and may experience in the future, such attacks. In December 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. If we are unable to protect our systems, and hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause a loss or give rise to our liabilities to the owners of confidential information, such as our users, customers, distributors, content providers and Baidu Union members, subject us to penalties imposed by administrative authorities, and disrupt our operations. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. We have been subject to these requirements since the fiscal year ended December 31, 2006.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2017. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2017. However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

We have limited business insurance coverage.

Insurance companies in China currently offer limited business insurance products. We do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption may result in our incurring substantial costs and the diversion of our resources.

We face risks related to health epidemics, severe weather conditions and other outbreaks.

Our business could be adversely affected by the effects of avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions or other epidemics or outbreaks. Health or other government regulations adopted in response to an epidemic, severe weather conditions such as snow storms, floods or hazardous air pollution, or other outbreaks may require temporary closure of our offices. Such closures may disrupt our business operations and adversely affect our results of operations.

Risks Related to Our Corporate Structure

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect our business.

The PRC government restricts or imposes conditions on foreign investment in internet content, advertising, audio and video services and mobile application distribution businesses. We and our PRC subsidiaries are considered foreign persons or foreign-invested enterprises under PRC foreign investment related laws. As a result, we and our PRC subsidiaries are subject to PRC legal restrictions on or conditions for foreign ownership of internet content, advertising, audio and video services and mobile application distribution businesses. Due to these restrictions and conditions, we operate our platform and conduct advertising, audio and video services and mobile application distribution businesses in China through our consolidated affiliated entities. As all the nominee shareholders of our consolidated affiliated entities are either PRC citizens or PRC domestic enterprises, these entities are therefore considered as PRC domestic enterprises under PRC law. The “nominee shareholders” refer to those shareholders who have pledged their equity interest in our consolidated affiliated entities to us and entered into exclusive equity purchase and transfer option agreements with us as part of the contractual arrangements. Our contractual arrangements with our consolidated affiliated entities and the nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance. These contractual arrangements demonstrate our ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the affiliated entities. In 2015, 2016 and 2017, we derived approximately 31%, 35% and 34% of our total revenues, respectively, from our consolidated affiliated entities.

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

Since PRC law restricts or imposes conditions on foreign equity ownership in the internet sector, value-added telecommunication-based online advertising, online audio and video services and mobile app distribution companies in China, we operate our platform and conduct our value-added telecommunication-based online advertising, online audio and video services and mobile app distribution businesses through our consolidated affiliated entities in China. We have no equity interest in any of these entities and must rely on contractual arrangements to control and operate the businesses and assets held by our consolidated affiliated entities, including the domain names and trademarks that have been transferred from our subsidiaries to our consolidated affiliated entities in accordance with requirements of PRC law. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, our consolidated affiliated entities and the individual nominee shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business, such as using the domain names and trademarks our subsidiaries have transferred to them or maintaining our platform, in an acceptable manner or taking other actions that are detrimental to our interests. If our consolidated affiliated entities or the individual nominee shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our consolidated affiliated entities, and we may lose control over the assets owned by our consolidated affiliated entities, including our Baidu.com domain name and website, and any other domain names and websites we have access to may not attract a large number of users and customers at the same level as Baidu.com. As a result, our ability to conduct our business may be materially and adversely affected, and we may not be able to consolidate the financial results of the relevant affiliated entities into our consolidated financial statements in accordance with U.S. GAAP, which may materially and adversely affect our results of operations and damage our reputation. In addition, we are in the process of updating the registration of new nominee shareholders of some consolidated affiliated entities with PRC governmental authorities, and we may not be able to claim against any third parties who acquire equity interests in good faith in the relevant consolidated affiliated entities from the original nominee shareholders before the new nominee shareholders are registered.

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

We are subject to enterprise income tax, or EIT, business tax, VAT, and other taxes in many provinces and cities in China and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. For example, if our P4P service is classified as a form of advertisement distribution service, we may be required to pay a cultural business construction fee, which is a 3% surcharge in addition to the applicable value-added tax, or VAT. In addition, if this classification of P4P services were to be retroactively applied, we might be subject to sanctions, including payment of delinquent fees and fines for the revenues generated from our P4P services prior to the classification. Moreover, under the EIT Law, the PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. Particularly, the State Administration of Tax issued a Public Notice, or Public Notice 16, in March 2015, to further regulate and strengthen the transfer pricing administration on outbound payments by a PRC enterprise to its overseas related parties. In addition to emphasizing that outbound payments by a PRC enterprise to its overseas related parties must comply with arm’s-length principles, Public Notice 16 specifies certain circumstances whereby such payments are not deductible for the purpose of the enterprise income tax of the PRC enterprise, including payments to an overseas related party which does not undertake any function, bear any risk or has no substantial operation or activities, payments for services which do not enable the PRC enterprise to obtain direct or indirect economic benefits, or for services that are unrelated to the functions and risks borne by the PRC enterprise, or relate to the protection of the investment interests of the direct or indirect investor of the PRC enterprise, or for services that have already been purchased from a third party or undertaken by the PRC enterprise itself, and royalties paid to an overseas related party which only owns the legal rights of the intangible assets but has no contribution to the creation of such intangible assets. Although we believe all our related party transactions, including all payments by our PRC subsidiaries and consolidated affiliated entities to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

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

As of the date of this annual report, we have made long-term loans in an aggregate principal amount of RMB9.0 billion (US$1.4 billion) to the nominee shareholders of our consolidated affiliated entities. We extended these loans to enable the nominee shareholders to fund the capitalization of these entities. We may in the future provide additional loans to the nominee shareholders of our consolidated affiliated entities in China in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans will depend on the profitability of these consolidated affiliated entities and their operational needs, which are uncertain.

We are in the process of registering the pledges of equity interests by nominee shareholders of some of our consolidated affiliated entities, and we may not be able to enforce the equity pledges against any third parties who acquire the equity interests in good faith in the relevant consolidated affiliated entities before the pledges are registered.

The nominee shareholders of each of our consolidated affiliated entities have pledged all of their equity interests in the relevant consolidated affiliated entities to our subsidiaries pursuant to equity pledge agreements under the contractual arrangements. An equity pledge agreement becomes effective among the parties upon execution. However, according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. We are still in the process of registering the pledge relating to Baidu Netcom, as well as certain other consolidated affiliated entities, relating to recent equity interest transfers. Prior to the completion of the registration, we may not be able to successfully enforce the equity pledge against any third parties who have acquired property right interests in good faith in the equity interests in the relevant consolidated affiliated entities.

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

•

The licensing requirements relating to the internet business in China are uncertain and evolving. This means that permits, licenses or operations at some of our PRC subsidiaries and consolidated affiliated entities may be subject to challenge, or we may not be able to obtain or renew certain permits or licenses, including without limitation, a Value-Added Telecommunication Business Operating License, which is issued by the MIIT, an Internet News License, which is issued by the State Internet Information Office, or the SIIO, a Short Messaging Service Access Code Certificate, which is issued by the MIIT, an Online Audio/Video Program Transmission License, which is issued by the State Administration of Press Publication, Radio, Film and Television, or the SAPPRFT, a Radio and Television Program Production License, which is issued by the SAPPRFT, a Surveying and Mapping Qualification Certificate for internet map services, which is issued by the National Administration of Surveying, Mapping and Geo-information, an Internet Culture Business Permit with the permitted scope of business covering online game operation and online game virtual currency issuance or trading, which is issued by the Ministry of Culture, an Internet Publication Service License, which is issued by the SAPPRFT, a Payment Service Permit, which is issued by the People’s Bank of China, a Qualification Certificate for Internet Drug Information Services, which is issued by provincial branch of the State Food and Drug Administration, the approval for the establishment and operation of a microcredit company, which is granted by a local finance industry administration in China, and a China Air Transport Sales Agency Services Certificate, which is issued by China Air Transport Association. Failure to obtain or renew these permits and licenses may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

As we enter into new businesses, we may encounter additional regulatory uncertainties. For example, the current PRC legal framework on autonomous cars or autonomous driving is still new and evolving. Pursuant to the local rules and regulations in Beijing and Shanghai, any entity intending to conduct a road testing of autonomous driving vehicles in Beijing and Beijing must file an application for road testing with a designated local agency supervising road testing of autonomous vehicles in these two cities, respectively. It also remains uncertain what additional compliance requirements we need to meet in order to undertake a road testing of our autonomous driving cars in other locations in China. Baidu Netcom, one of our consolidated affiliated entities, is in the process of applying for the approval of road testing in Beijing in accordance with the Beijing local rules and regulations. There is no guarantee that the road testing of our autonomous driving cars in other locations fully complies with local laws and regulations. If our road testing is deemed by local enforcement authority as a violation of the applicable traffic and transportation laws, we may have to suspend the testing, and the progress of our research and development of autonomous cars may be adversely affected.

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

Through our dual-class share structure, Mr. Robin Yanhong Li, our chairman, chief executive officer and principal shareholder, a PRC citizen, possessed and controlled 55.1% of the voting power of our company as of January 31, 2018. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the internet, value-added telecommunication-based online advertising, online audio and video services and mobile app distribution businesses, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as Ministry of Commerce market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

Moreover, our compliance with PRC regulations governing internet access and distribution of news and other information over the internet may subject us to negative publicity or even legal actions outside of China. In May 2011, eight New York residents filed a lawsuit against us before the U.S. District Court for the Southern District of New York accusing us of aiding Chinese censorship in violation of the U.S. Constitution. In March 2014, the U.S. District Court for the Southern District of New York granted our motion for judgment on the pleadings based upon the First Amendment to the U.S. Constitution and dismissed with prejudice the plaintiffs’ complaint in its entirety. Even though we have won the case, our reputation may continually be adversely affected among users and investors outside of China.

The discontinuation of any of the preferential income tax treatments currently available to us in the PRC could have a material and adverse effect on our result of operations and financial condition.

Pursuant to the EIT Law, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to EIT at a uniform rate of 25%. Certain enterprises may benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “High and New Technology Enterprises strongly supported by the state,” subject to certain general factors described in the EIT Law and the related regulations.

A number of our PRC subsidiaries and consolidated affiliated entities, such as Baidu Online Network Technology (Beijing) Co., Ltd., or Baidu Online, and Baidu Netcom are entitled to enjoy a preferential tax rate of 15% due to their qualification as “High and New Technology Enterprise,” which has a term of three years. If any or some of these PRC subsidiaries and consolidated affiliated entities fail to maintain the “High and New Technology Enterprise” qualification, their applicable EIT rate will increase to 25%. Furthermore, Baidu Online was entitled to a preferential income tax rate of 10% for four consecutive years from 2013 to 2016 due to its “Key Software Enterprise” status designated by the relevant government authorities, so was Baidu China for 2015 and 2016, and Baidu International Technology (Shenzhen) Co., Ltd., or Baidu International, for 2016. Baidu Online, Baidu China and Baidu International will file with the local tax authority for the preferential tax rate of 10% for a “Key Software Enterprise” for 2017 before the end of May 2018, and will be subject to relevant governmental authorities’ assessment. However, there is no assurance that any of these entities will continue to enjoy the preferential tax rate as a “Key Software Enterprise.” See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC Enterprise Income Tax.”

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

Under the EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The British Virgin Islands, where Baidu Holdings Limited, the direct parent company of our PRC subsidiaries Baidu Online and Baidu International, is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, Baidu (Hong Kong) Limited, which directly owns our PRC subsidiaries Baidu China and Baidu Times, is incorporated in Hong Kong. However, if Baidu (Hong Kong) Limited is not considered to be the beneficial owner of dividends paid to it by Baidu China and Baidu Times under the tax circulars promulgated in February 2009 and 2018, such dividends would be subject to withholding tax at a rate of 10%. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC Enterprise Income Tax.” If our PRC subsidiaries declare and distribute profits earned after January 1, 2008 to us in the future, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

We may be deemed a PRC resident enterprise under the EIT Law, which could subject us to PRC taxation on our global income, and which may have a material and adverse effect on our results of operations.

Under the EIT Law and related regulations, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a PRC resident enterprise and is subject to the EIT at the rate of 25% on its worldwide income as well as PRC EIT reporting obligations. The related regulations define the term “de facto management body” as “the establishment that exercises substantial and overall management and control over the production, business, personnel, accounts and properties of an enterprise.” The State Administration of Taxation issued SAT Circular 82 in April 2009, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled overseas-incorporated enterprise is located in China. The State Administration of Taxation issued additional rules to provide more guidance on the implementation of SAT Circular 82 in July 2011, and issued an amendment to SAT Circular 82 delegating the authority to its provincial branches to determine whether a Chinese-controlled overseas-incorporated enterprise should be considered a PRC resident enterprise, in January 2014. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC Enterprise Income Tax.” Although the SAT Circular 82, the additional guidance and amendment apply only to overseas registered enterprises controlled by PRC enterprises, not to those controlled by PRC individuals or foreigners, the criteria set forth in SAT Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. If we are deemed a PRC resident enterprise, we may be subject to the EIT at 25% on our global income, except that the dividends we receive from our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed as “dividends among qualified PRC resident enterprises.” If we are deemed a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

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

Baidu, Inc. is our offshore holding company conducting operations in China through our PRC subsidiaries and consolidated affiliated entities. We may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Loans by Baidu, Inc. or any of our offshore subsidiaries to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, or to our consolidated affiliated entities are subject to PRC regulations and foreign exchange loan registrations. Such loans to any of our PRC subsidiaries and consolidated affiliated entities to finance their activities cannot exceed a statutory upper limit and must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from the foreign loan. We may also decide to finance our PRC subsidiaries by means of capital contributions, in which case the PRC subsidiary is required to file the details of the capital contributions with the Ministry of Commerce or its local counterparts. If the business of the PRC subsidiary falls under the “restricted business” category under the Guidance Catalog of Industries for Foreign Investment or is subject to special requirements with respect to shareholding percentage and qualification of senior officers for the “encouraged business” category, the capital contributions to such PRC subsidiary must be approved by the Ministry of Commerce or its local counterparts. Meanwhile, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions given the PRC legal restrictions on foreign ownership of internet, value-added telecommunication-based online advertising, online audio and video services and mobile app distribution businesses.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circulars referred to above, we cannot assure you that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or consolidated affiliated entities or additional capital contributions by us to our PRC subsidiaries, and conversion of such loans or capital contributions into RMB. If we fail to complete such registrations or filings, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our ability to fund and expand our business.

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

We have notified holders of ordinary shares of our company whom we know are PRC residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. We are aware that Mr. Robin Yanhong Li, our chairman, chief executive officer and principal shareholder, who is a PRC resident, has registered, and updated registration when required, with the relevant local SAFE branch. We, however, cannot provide any assurances that all of our shareholders who are PRC residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company.

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

Fluctuation in the value of the RMB may have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and foreign exchange policies. In July 2005, the PRC government changed its decades-old policy of pegging the value of RMB to the U.S. dollar, and RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Our revenues and costs are mostly denominated in RMB. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, repaying our U.S. dollar denominated notes or other payment obligations or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported, regardless of any underlying change in our business or results of operations, as RMB is our reporting currency. For example, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, our reporting currency, and foreign exchange losses reported in earnings for certain RMB denominated loans that overseas entities borrowed from our PRC entities. Conversely, a depreciation of RMB against the U.S. dollar would result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated notes and other indebtedness into RMB. Moreover, a significant depreciation of the RMB against the U.S. dollar may significantly reduce our earnings translated in the U.S. dollars, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

In February 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7. Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. However, Public Notice 7 provides safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. On October 17, 2017, the State Administration of Taxation, or the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to Public Notice 7 and SAT Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Public Notice 7 and SAT Bulletin 37. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Public Notice 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with Public Notice 7 and SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars. The PRC tax authorities have the discretion under Public Notice 7 and SAT Bulletin 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Public Notice 7 and SAT Bulletin 37, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We have made acquisitions in the past and may conduct additional acquisitions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

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

A non-U.S. corporation, such as our own, will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets is generally determined by reference to the market price of the ADSs and ordinary shares, which may fluctuate considerably. In addition, because there are uncertainties in the application of the relevant rules and because PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for the current or any future taxable year.

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that, even under the least favorable interpretations of what portion of goodwill and certain other assets are treated as “passive,” we were not a PFIC for our taxable year ended December 31, 2016 or for our taxable year ended December 31, 2017. However, given the lack of authority and the highly factual nature of the analyses, no assurance can be given. We do not expect to be a PFIC for our taxable year ending December 31, 2018 or for the foreseeable future. However, our PFIC status for the current taxable year ending December 31, 2018 will not be determinable until the close of the taxable year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). Under certain interpretations of how one determines what portion of goodwill and certain other assets are treated as “passive,” we may have been a PFIC for 2015. We believe under more reasonable approaches for our circumstances that we were not a PFIC for our taxable year ended December 31, 2015. If you were a holder of our ADSs or ordinary shares during the taxable year ended December 31, 2015, you are urged to consult your tax advisor regarding the application of the PFIC rules to your investment.

If we were treated as a PFIC for any taxable year during which a U.S. Holder (defined below) held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10.E. Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

In November 2012, we obtained the controlling interest in iQIYI, Inc., or iQIYI, a prior equity method investee, and have since then consolidated its financial results into our consolidated financial statements. In

May 2013, we acquired the online video business of PPStream Inc., or PPS, merged it with iQIYI and have since then consolidated its financial results into our consolidated financial statements. In the first quarter of 2017, iQIYI completed the issuance of certain convertible notes to a group of investors for an aggregate investment amount of US$1.53 billion, and we invested US$300 million in iQIYI as part of the note issuance. The convertible notes held by us were converted into series G1 preferred shares of iQIYI according to agreed terms in October 2017.

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

In August 2017, the Company’s subsidiary that operated Baidu Deliveries, Xiaodu Life Technology Ltd., or Xiaodu, completed its merger with Rajax Holding, or Rajax, which operates the food delivery business under the ele.me brand in China. As a result of the merger, Xiaodu became a subsidiary of Rajax. We and Rajax have agreed to business cooperation across a broad base of products and services post the merger transaction.

B.	Business Overview

We are the leading Chinese language internet search provider. In 2017, we updated our mission statement to be that “Baidu aims to make a complex world simpler through technology.” We aim to achieve this mission through our two-pillar strategy: strengthening our mobile foundation and leading in artificial intelligence (AI).

Our business currently consists of two segments, Baidu Core and iQIYI. Baidu Core is primarily comprised of keyword-based marketing services, which target and are triggered by internet users’ search queries. These services include P4P services and other online marketing services and AI-enabled new business initiatives. iQIYI is an innovative market-leading online entertainment service provider in China. iQIYI’s platform features highly popular original content, as well as a comprehensive selection of professionally produced and partner-generated content.

Our website Baidu.com is the largest website in China and the fourth largest website globally, as measured by average daily visitors and page views during the three-month period ended December 31, 2017, according to Alexa.com, an internet analytics firm. In addition, our “Baidu” brand is one of the highest ranking brands in China in BrandZ Top 100 Most Valuable Chinese Brands 2017, a study published by Millward Brown Optimor, a brand strategy research company.

We conduct our operations primarily in China. Revenues generated from our operations in China accounted for approximately 98.9%, 97.8% and 97.8% of our total revenues in 2015, 2016 and 2017, respectively.

We serve four types of online participants:

Users. We aspire to provide the best experience to our users. To enrich user experience, we provide a broad range of products and services accessible through PCs and mobile devices. We offer search and other services on our Baidu platform that enables users to be connected to relevant information online, including web pages, news, images, documents, multimedia files and services, through links provided on our website and apps. We have invested in advanced technology such as AI to enhance user experience and deepen user engagement.

Customers. We deliver online marketing services to a diverse customer base operating in a variety of industries. In 2017, we had approximately 775,000 active online marketing customers. Consistent with previously reported numbers, the number of active online marketing customers excludes those from the group-buying and delivery related businesses. The online marketing customers consist of SMEs, large domestic businesses and multinational companies. Our customer base is diversified in terms of industries and geographical locations. The defined industries in which our customers operate include retail and ecommerce, network service, medical and healthcare, franchise investment, financial services, education, online games, transportation, construction and decoration, and business services. Customers in our top five industries contributed approximately 50% of our total online marketing revenues in 2017. Although we have customers located throughout China, we have a more active and larger customer base in the coastal regions, reflecting the current general economic demographics in China.

Customers for iQIYI primarily consist of advertisers, who are counted as part of our online marketing customers, and membership subscribers of online video contents.

We reach and serve our customers through our direct sales force as well as a network of third-party distributors across China. As many of our customers are SMEs, we use distributors to help us identify potential SME customers, collect payments and assist SMEs in setting up accounts with us and using our online marketing services. We have also engaged third-party agencies to identify and reach potential customers outside of China. Customers use our products and services through PCs and mobile devices. Mobile revenues accounted for 73.1% of our total revenues in 2017.

Since early May 2016, we have proactively implemented higher customer verification standards to improve customer quality and enhance user experience. While the verification initiative had a short term impact on our business, we believe the higher standards contribute to a healthier and more sustainable business for the long term.

Baidu Union Members. Baidu Union consists of a large number of third-party web content, software and mobile app providers. Baidu Union members can display on their properties our customers’ promotional links that match the content of such members’ properties. Some Baidu Union members also embed some of our products and services onto their properties. We allow Baidu Union members to provide high-quality and relevant search results to their users without the cost of building and maintaining advanced search capabilities in-house and to monetize their traffic through revenue sharing arrangements with us. We reward Baidu Union members through revenue-sharing arrangements. As a result of our continued effort to optimize the quality of Baidu Union members, the revenues contributed by Baidu Union members increased in 2017, along with the growth of revenues generated by our own properties.

Content Providers. Our content providers mainly consist of video copyright holders, apps owners who list their apps on our app store for users to download, users who contribute their valuable and copyrighted content to our products, and publishers, who share their content through Baijiahao accounts. We provide these content providers with a broad platform for them to present their content, and they contribute rich contents and resources to our content ecosystem. If we generate revenue from utilizing third-party content, we will purchase these content or share revenue with the content providers based on the terms of pre-agreed contracts.

Baidu Core

Baidu Core Products and Services for Users

We focus on offering products and services that enable our users to find relevant information quickly and easily. We offer our main products and services to users through Baidu App and Baidu.com. These products and services can be accessed through PCs, mobile and smart devices.

Baidu App. Mobile Baidu, our flagship mobile app, has been rebranded as Baidu App. The rebranding reflects Baidu App as the main channel to experience Baidu services. Baidu App enables users to access our Baidu Search, Baidu Feed and other services using mobile devices, including smartphones. Baidu App supports text, voice and image search to better serve users of mobile devices. The updated Baidu App features enhanced voice input, improved feed display, intelligent search and augmented reality. In the fourth quarter of 2017, our Baidu App users’ total daily time spent increased by approximately 30% from the same quarter of 2016.

Baidu Search. Users can also access our search and other services through mobile browsers, with which we have cooperation. In addition to traditional text inputs, our users can conduct AI-enable search through voice and image. Voice search integrates speech technology and the search technology to enhance the user experience by providing a naturalistic input alternative to traditional text input. Image search enables the use of the mobile device camera to capture images and uses visual goal automatic detection and recognition. We have endeavored to make the user experience smoother and more mobile native, through initiatives such as Top 1, whereby user queries are satisfied in the first, prominently displayed search result. We also aim to deepen our coverage of richer forms of content, including images, text, videos, and augmented and virtual reality. Users can also use Baidu Search to connect with transaction services, such as takeout delivery, movie ticket bookings, hotel reservations, flight bookings, other types of local lifestyle services.

Users can also retrieve information through search queries on PC devices. Based on the keywords in users’ search queries and their search history, web search can recommend related topics, such as books, historical figures, movies and games, which may be of interest to the users in order to satisfy their potential search demands. In addition, we have become one of China’s first search engines that are fully supportive of collection and search of https resources by continually promoting distribution of https-related resources, with a view to building a safer web-ecosystem and pushing forward the overall internet https-ilization in China.

Baidu Feed. Baidu Feed provides users with personalized timeline to meet their personal interests reflected in their past online behaviors, such as search and browsing, and their demographics. Baidu Feed complements our core search products and existing content ecosystem, and contributes strongly to user loyalty. In the fourth quarter of 2017, daily content distributed by Baidu Feed grew by over 20% compared with the prior quarter, and the percentage of video content distributed in Baidu Feed grew to 40% on average, up from 14% in the same quarter of the previous year.

Bear Paw Account. Bear Paw Account enables verified brands and businesses to aggregate their content from websites, wapsites and open-platform apps, which become searchable in one location and allow users to follow and engage with brands and businesses. Bear Paw Account provides users with an easy and effective way for users to access brands and businesses, leveraging our open ecosystem to secure traffic, retain users, contribute to brand building and achieve growth.

Baijiahao. Baijiahao is a publisher platform for content providers to publish content and build a fan base online. Baijiahao supports various content formats, including articles, albums, video, live broadcast, augmented reality and virtual reality. Our Content Provider AI Platform provides content providers with cutting edge AI tools to help automatically review material for edits, intelligently splice video into images, copyright protection, and more. In 2017, the number of content providers on our Baijiahao platform grew to 1 million at the year end from over 200,000 at the beginning of the year.

Baidu Post Bar. Baidu Post Bar is a social media platform that attracts users through topics of common interest. Users post text, image, audio and video content and reply to original content, thus forming social networks around topics of discussions. Baidu Post Bar draws new users through close integration with search and user-generated content. Baidu Post Bar has become a popular platform for celebrity fans, online game players, online novel readers and virtual local communities as well as a platform that reflects current cultural trends.

Haokan Videos. Haokan Videos is an online short-form video aggregation platform. The platform, powered by Baidu’s advanced AI algorithms, curates a rich and personalized library of user-generated short-form videos for our users. Haokan Videos also feature a wide array of user-friendly interactive tools, such as like, subscribe, archive, comment, share and search. Videos content creators can upload videos onto the platform in order to generate fan-followings and revenues through sharing arrangements with us.

Baidu Knows. Baidu Knows is a knowledge sharing platform built through interactive questions and answers among our users. The answers posted on Baidu Knows are generated by our users and expert residents on the platform, as well as specialists from businesses and government agencies. Users can access Baidu Knows through PCs, WAP and mobile apps and are also able to find requested answers to their questions directly from Baidu Search.

Baidu Encyclopedia. Baidu Encyclopedia is an evolving encyclopedia compiled by registered users. Baidu Encyclopedia’s contents are generated by registered users who are experts in their respective fields, including medical care and studio arts. Baidu Encyclopedia has produced a number of characteristic columns, such as Encyclopedia of Intangible Cultural Heritage, Digital Museum and Recorder of History, among others, which aim to meet the high-quality content requirements of users. Baidu Encyclopedia is transitioning to a complete video-based knowledge source enabling users to acquire knowledge through short videos to enhance user experience.

Baidu Education. Baidu Education is an online platform of educational resources, whose products include Baidu WenKu, Baidu Yuedu and Baidu Classroom. Baidu WenKu is a repository of valuable documents and materials with a wide coverage of more than 50 disciplines in fundamental education, engineering sciences and technologies. Baidu Yuedu provides valuable library resources and personalized content recommendation. Baidu Classroom covers more than one million knowledge graphs, which can be utilized to aid teaching and study.

Baidu Mobile Assistant. Baidu Mobile Assistant is a mobile app marketplace designed for Android mobile devices. The platform offers an extensive and diversified array of apps, and selects and recommends high-quality apps based on big data analytics. Baidu Mobile Assistant helps users manage their smartphones, allowing users to download, upgrade, manage and delete apps easily and conveniently. Additionally, Baidu Mobile Assistant helps users optimize device memory and clean junk files. Through Mobile Open Platform, Baidu Mobile Assistant offers various skills for app developers, granting developers access to numerous apps and service contents. Baidu Mobile Assistant also helps app developers reach users through its app distribution and advertising platform.

Baidu Mobile Guardian. Baidu Mobile Guardian is a comprehensive phone security software, using mobile anti-virus technology. It can provide users with free system optimization, mobile handset accelerator, garbage data cleaning, system vulnerability defense, virus sweeper, data privacy, harassing phone intercept, secure payment and other features.

DuerOS. DuerOS is a conversational AI platform that enables hardware devices to hear, understand and fulfill the users’ needs through voice activation. DuerOS has more than 130 partners building over 50 DuerOS-powered hardware products, including televisions, smart speakers, smartphones, smart headsets and more. DuerOS Intelligent Device Platform has launched turn-key solutions to cover various form factors, including televisions, smart speakers, smartphones, smart headsets and smart robots. DuerOS Bots Platform has attracted many developers to the ecosystem. Through DuerOS-powered devices, users can access DuerOS-powered skills in domains, including video and audio, smart home, information, entertainment and services, and more.

Baidu Wallet. Baidu Wallet, formerly branded as BaiduPay, provides online and mobile payment services and enables our users to complete a closed loop transaction in a seamless manner, including purchases of local dining/takeout delivery offerings and transfers and bill payments. In addition, as our key financial services portal, Baidu Wallet mobile app integrates advanced data technology and is able to recommend consumer financing products or investment products that best fits users’ demand.

Baidu Consumer Credit. Baidu Consumer Credit mainly provides installment payment services to consumers and services tens of millions of users through education loans and consumer financing to meet consumers’ cash expenditure needs. Baidu Consumer Credit leverages search traffic to build multi-dimensional service access for multi-scenario customer reach, based on data mining to help accurately profile users. Additionally, Baidu Consumer Credit uses big data and AI technology as the foundation for its risk control and review system, enabling targeted user identification and streamlined credit review and approval.

Baidu Wealth Management. Baidu Wealth Management provides wealth management services by leveraging big data and technology. Baidu Wealth Management uses AI technology to analyze user risk profiles and Baidu data analytical capabilities to holistically assess the potential risks and returns for investment products. Baidu Wealth Management has established a team of experienced wealth management professionals to serve our customers.

Baidu Maps. Baidu Maps provides services relating to locations and intelligent routing and navigation. Baidu Maps aggregates and optimizes available, cost-effective traffic options and displays route timing and costs. Baidu Maps has also enabled intelligent voice assistant functionality.

Baidu Cloud Drive. Baidu Cloud Drive, formerly named Baidu Netdisk, is a personal cloud service platform. Users can upload personal data, such as documents, photos and address books from various devices, to Baidu Cloud Drive, and access their data from computing devices at any time. In 2017, Baidu Cloud Drive launched an AI-based intelligent cloud-based file management system that features picture classification, facial photo Search and ID intelligent identification function.

Global Business. We offer numerous mobile products and services for emerging and developed markets around the world. Our smartphone apps for overseas markets include DU Battery Saver, DU Speed Booster, ES File Explorer, DU Recorder, DU Caller, Photo Wonder, Simeji Japanese keyboard, Facemoji Keyboard and many other apps. Our mobile advertising solution, DU Ad Platform, is available to Android and iOS developers in over 200 countries and regions worldwide. Currently, thousands of developers worldwide use DU Ad Platform to maximize their monetization efficiency.

Baidu Core Products and Services for Customers

We focus on providing customers with cost-effective and targeted marketing solutions. We generate a large majority of our revenues from online marketing services, including online marketing services based on search queries, contextuals, audience attributes, media and placement attributes and other forms. Our online marketing services generally comprise text links, images, multimedia files and interactive forms.

Online Marketing Services Based on Search Queries

Online marketing services based on search queries are keyword-based marketing services targeted at and triggered by internet users’ search queries, which include our P4P (pay for performance) services and other search query-based online marketing services, for example, BrandZone. Typically, a P4P customer pays us when users click on one of its website links on Baidu search result pages or Baidu Union members’ properties, while a BrandZone customer pays us based on the duration of the placement on Baidu search result pages. Users could reach our P4P sponsored links and BrandZone on either mobile or non-mobile devices.

P4P. Our auction-based P4P services enable our customers to bid for priority placement of their paid sponsored links. Our P4P platform enables our customers to reach users who search for information related to their products or services. Our P4P online marketing customers may choose to set a daily limit on the amount spent and may also choose to target only users accessing our website from specified regions in China and/or during a specific time period of the day.

Phoenix Nest, one of our current online marketing systems, is designed to improve relevance in paid search and increase value for customers, thus driving monetization efficiency. We have continually made enhancements to Phoenix Nest. We leverage our extensive resources, such as Baidu Encyclopedia and Baidu Images to recommend copyrighted images, which has increased the coverage and enhanced the quality of pictures in creative advertising. AI enables Phoenix Nest to improve online marketing targeting and relevance to users and enhances conversion for our online marketing customers. We have also broadened the adoption of Dynamic Ads, which incorporates product and user data from our online marketing customers to drive higher return on investment to our online marketing customers. In addition, in order to help customers efficiently obtain user leads and help users obtain services, we have launched a lead-generating product, through which the AI-enabled Phoenix Nest will recommend appropriate consulting, telephone and appointment services based on its understanding of user needs, increasing customer’s conversion rate.

BrandZone. BrandZone is our branded display marketing product which allows the brand image of an advertiser to be prominently displayed on the search result page and in vertical search products in a structured and uniform manner. Customers can show integrated text description, image and video, on a prominent position of the search result page. The display position for BrandZone may also be shown on our vertical search products, including Baidu Knows and Baidu Image.

Online Marketing Services through Baidu Feed

Online marketing services through Baidu Feed can help customers precisely target the right feed users based on user data on the Baidu platform. Online marketing services through Baidu Feed are image-based or video-based online marketing services which appear between the feed headlines, or within the feed content. With our twin engine of search business, namely, P4P and Feed, we are able to deliver a more comprehensive, richer and a diversified offering to fulfill customer needs. A feed customer pays us based on the click-throughs of in-feed online marketing service to their platforms or displays of the advertisements for their products.

Online Marketing Services Based on Contextuals, Audience Attributes, Media and Placement Attributes

Online marketing services based on contextuals, audience attributes, media and placement attributes refer to our programmatic marketing service transaction system, which includes supply-side platform (SSP), demand-side platform (DSP), Baidu exchange service platform (BES), and data management platform (DMP). The transaction system supports the advertisement placement of standard creativity, intelligent creativity and customized creativity, as well as multiple payment methods including cost per time (CPT), cost per mille (CPM), cost per click (CPC) and cost per action (CPA). SSP covers media resources of Baidu and third-party Baidu Union members. SSP intelligently manages media advertising space inventory and optimizes marketing spending by analyzing matching content, target audience and characteristics of different media and platforms. DSP is an integrated sales service platform for advertisers and advertising agents, providing programmatic media purchase service. BES is a traffic transaction platform that combines DSP with media resources, by leveraging the traffic advantage and big data capabilities of BES. DMP integrates data from advertisers, Baidu and third-party data management platforms, which cover searches, offline visits, target audience tags, sequential placements and crowd portraits, in order to improve the effectiveness and accuracy of DSP.

Other Search Products and Services for Customers

Baidu Cloud. Baidu Cloud is a public cloud computing platform that offers IaaS (Infrastructure as a Service), PaaS (Platform as a Service), SaaS (Software as a Service) and AI2B (AI as a service) to enterprise customers and developers to build, test and deploy apps on our scalable and reliable infrastructure. Baidu Cloud is based on the same cloud computing technology that supports Baidu internal functions. Baidu Cloud provides a comprehensive set of services, such as IaaS-like computing, storage and networking, PaaS-like security, database technology, data analysis and learning, multimedia service, internet of things (IOT), digital marketing and websites, AI technology, and SaaS enabling customers to adopt apps as they need.

Autonomous Driving. We believe autonomous driving is an important area for future growth. We have leveraged our technical accumulation in AI and deep learning, and developed some industry-leading technologies in the autonomous driving field, including environment sensing, behavior prediction, planning control, operation system, high precision localization, high precision map and system safety. In 2017, we launched Apollo, our open source autonomous driving platform. Apollo has been designated by China’s central government as the national autonomous driving platform. To date, we have been working with over 90 global and domestic industry partners to build our ecosystem to support autonomous driving.

iQIYI

iQIYI is an innovative market-leading online entertainment service provider in China. iQIYI’s platform features highly popular original content, as well as a comprehensive selection of professionally produced and partner-generated content. iQIYI is the largest internet video streaming service in China in terms of user time spent and average total monthly active users in 2017, according to iResearch. iQIYI generates revenues through membership services, online advertising services, and a suite of IP-related monetization methods, including content distribution. iQIYI has also established a track record of creating multiple channels of monetization through adapting a single popular work into a variety of entertainment products. For the three months ended December 31, 2017, iQIYI had approximately 421 million average mobile monthly active users and approximately 126 million average mobile daily active users. In December 2017, iQIYI’s users watched a total of 9.2 billion hours of videos on the platform.

Sales and Distribution

We offer Baidu Core products and services directly and through our distribution network. We have direct sales presence in Beijing, Shanghai, Suzhou and major cities in Guangdong Province, covering the major regional markets for our online marketing services.

The business distributors of Baidu Core products and services provide numerous services, including identifying customers, collecting payments, assisting customers in setting up accounts with us, suggesting keywords to maximize ROI and engaging in other marketing and educational services aimed at acquiring customers. We offer discounts to distributors as consideration for their services. We have relied on distributors for several reasons. Our P4P customer base in China is geographically diverse and fragmented, as many of our P4P customers are SMEs located in different regions in China. Moreover, SMEs are generally less experienced with online marketing as compared to large companies and therefore benefit from the extensive services provided by distributors. Finally, distributors serve as an important channel to reach SME customers throughout China and collect payments from them. We offer our online marketing services to medium and large corporate customers through third-party agencies and our direct sales force. We have also engaged third-party agencies to identify and reach the potential customers outside of China.

Marketing

We focus on continually improving the quality of our products and services, as we believe satisfied users and customers are more likely to recommend our products and services to others. Through these efforts and the increased use of internet in China, we have built our brand with modest marketing expenditures.

We have implemented a number of marketing initiatives designed to promote our brand awareness among potential users, customers and Baidu Union members. In addition to our brand positioning in the market, we have also initiated a series of marketing activities to promote our products and technologies among existing and potential users and customers. In July 2017, we held Baidu AI Developers Conference, where we showcased Baidu’s AI strategy, AI technology, and business development and solutions. At the Baidu World Conference held in November 2017, we launched a series of new products powered by Baidu AI technology and progress in commercialization achievements of Baidu AI technology. In January 2018, we held the Baidu World Conference in the United States, a day before the Consumer Electronics Show in Las Vegas and showcased Baidu autonomous driving and DuerOS.

Competition

For Baidu Core business, our primary competitors include U.S.-based internet search providers providing Chinese language internet search services and China-based internet companies. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance), safety and user experience of search results, availability and ease of use of products and services, the number of customers, distribution channels and the number of associated third-party websites. We also face competition from traditional advertising media.

U.S.-based Internet Search Providers. U.S.-based internet search providers, such as Google, have a strong global presence, well established brand names, more users and customers and significantly greater financial resources than we do. We may also continue to face competition from other existing competitors and new entrants in the Chinese language search market.

China-based Internet Companies. Chinese internet companies, such as Alibaba, Tencent, Sohu, Qihoo 360, ByteDance, Xiaomi and iFly Technology, offer a broad range of online services, including search and feed services. These companies have widely recognized brand names in China and significant financial resources. We compete with these internet companies primarily for user traffic, user time, content, advertising budget and marketing resources. We leverage our user traffic, product design and various marketing to enhance users’ reliance on our platforms and services.

Other Advertising Media. Other advertising media, such as newspapers, yellow pages, magazines, billboards, other forms of outdoor media, television, radio and mobile apps compete for a share of our customers’ marketing budgets. Large enterprises currently spend a relatively small percentage of their marketing budgets on online marketing as compared to other advertising media.

For iQIYI, our primary competitors include companies that operate online video websites in China, such as Youku-Tudou and Tencent Video, other internet media and entertainment services providers and major TV stations. We compete with these market players for both users and advertisers primarily on the basis of user base and demographics, quality and quantity of video content, brand name and user experience.

Technology

We operate five research labs under the umbrella of Baidu Research, the Institute of Deep Learning, Silicon Valley Artificial Intelligence (AI) Lab, Big Data Lab, Business Intelligence Lab, Robotics and Autonomous Driving Lab. We established the Institute of Deep Learning in January 2013. We opened the Silicon Valley AI Lab in May 2014, enhancing our research and development capabilities in Silicon Valley. In August 2014, we and the United Nations announced and started strategic cooperation and jointly established the Big Data Lab. In January 2018, we established the Business Intelligence Lab and the Robotics and Autonomous Driving Lab focusing on efficient data analysis and robotics.

We have developed a proprietary technological infrastructure which consists of technologies for web search, P4P, large-scale systems, AI and autonomous driving. Our established infrastructure serves as the backbone for our PC, mobile and AI platforms.

Search Technology

Our search is powered by a set of advanced technologies including, among others, the following:

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

Ranking. We compare search queries with the content of web pages to help determine relevance. We have significantly improved the relevancy, freshness and authority of ranking using our machine learning modules to analyze the rich internet and user interaction data and prioritize the search results. For example, our technology determines the proximity of individual search terms to each other on a given web page, and prioritizes results where the search terms are near each other. Other aspects of a page’s content are also considered. We have innovatively applied our machine learning technology to better understand the semantics beyond simple text of the keywords inputted by our users, allowing us to provide more relevant search results to users. Since 2013, we have applied deep learning technology in our search ranking system, and such technology is playing an increasingly important role in search. In addition, we have built a large scale computing service based on GPU cluster to handle future complex big data computing and prospective deep learning technology.

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

Natural Language Processing. Based on linguistics knowledge, big data and knowledge graphs, our natural language processing accumulates and integrates linguistics analysis, such as lexical, syntax and semantic analysis, with calculation, learning mechanisms and other natural language processing technologies. Our natural language processing also conducts research and development of language understanding and generation, dialogue, reading comprehension, machine translation, intelligent writing and other app systems. Natural language processing has opened up language understanding and interaction, machine translation and other core competencies. For search, natural language processing helps to understand user needs and web contents, optimize search results, support first-line accurate results, and enable voice broadcasting of search results, all enhancing user experience. For feed products, natural language processing continues to improve content understanding, recommendation algorithms, content generation and other technologies to optimize the personalized recommendation results, continuously improving the user experience and promoting healthy development of our feed content ecosystem.

MIP (Mobile Instant Pages) is a set of open technical standards applying to mobile webpages, which accelerates the loading of mobile webpages by adopting MIP-HTML norms, MIP-JS operating environment and MIP-Cache system. When mobile websites use this backend technology, the speed at which they can be visited from both Baidu Search and Baidu Feed is improved significantly. This not only enhances user experience, but also increases websites’ page visit traffic. Nearly one billion webpages have adopted this technology to optimize user experience in China.

Lavas is a solution package for developers to build user-friendly progressive web apps (PWA) platforms, which mainly aims to solve the dividing gap between search content distribution and in-app distribution, and the user experience issue of web platforms. The PWA platforms built on the Lavas system can solve the existing issues in the web through improving user experience and user retentions, which enables developers to focus on web ecosystem, and enrich the contents and improve the foundation of mobile search ecosystem.

P4P Technology

Our P4P platform serves billions of relevant, targeted sponsored links each day based on search terms users enter or content they view on the web page. Our key P4P technology includes:

P4P Auction System. We use a web-based auction system to enable customers to bid for keywords and automatically deliver relevant, targeted promotional links on Baidu’s properties and Baidu Union members’ properties. The system starts by screening the relevance between the sponsored links and a particular query. Our intelligent ranking system takes into consideration the quality factor of a sponsored link for a search query in addition to the price bid on the keyword. The quality factor of a sponsored link for a search query is determined based on the relevance and certain other factors. The relevance is determined based on the analysis of past search and click-through results. Links to customers’ websites are ranked according to a comprehensive ranking index, calculated based on both the quality factor of a sponsored link for a search query and the price bid on that keyword. We employ a dynamic mechanism in determining the minimum bidding price for each keyword.

Phoenix Nest is designed to generate more relevant results. Phoenix Nest helps customers more easily identify popular keywords and provides customers with tools for budget management and data for the effective measurement of ROI. We have been continually improving our click-through rate (CTR) estimation technology. For example, we have introduced deep neutral network (DNN) technology into our CTR estimation. We have also developed a new generation Phoenix Nest deep learning network CTR estimation modeling system, which enables the estimation of clicks on different combinations of advertisement materials and has significantly improved the timeliness of the model estimations. In 2017, we extended DNN CTR model to cover early stages of advertisement retrieval pipelines. With this creative DNN model, the online prediction speed of the advertisement retrieval increased by more than three times.

Metric Retrieval Technology. Metric retrieval learns how to match traffic and advertisements from massive behavioral data leveraging on deep learning technologies, and then applies this information to direct advertisement trigger. Traditional searches have both “candidate search” and “quality check,” and any inconsistency between the two steps will be detrimental to the trigger effects. Metrics retrieval, however, first learns through metric learning a good representation of traffic and advertising, and then uses the representation and retrieval technology to directly retrieve the advertisement with high scores in modeling, so as to eliminate the gap from different steps and greatly enhance the trigger efficiency and the utilization rate of Phoenix Nest traffic.

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

ROI-Constraint Auto-Targeting Technology. For app-using customers, AI technology allows us to assist our customers to take account of factors, such as theme finding, keyword analysis, word frequency and the overall link structure of the web, analyze the content of individual web pages and match sponsored users’ queries, so as to greatly enhance user experience. The technology has also been employed to manage the auction of customers, which has well-defined conversion measurement.

URL-Targeting Technology. We provide customers with a new bidding language based on original result URL, which can automatically capture user intentions and target the right audience, and ultimately help customers purchase long-tail traffic and enhance customer ROI.

Large-Scale Systems and Technologies

Large Size Cluster Management. In order to provide highly efficient and stable search-related services as part of our Baidu Core business, we have developed an automated management platform for large size clusters. The platform enables us to intelligently manage and allocate resources and automatically debug and relocate services, thereby allowing tens of thousands of different source requests on the Baidu search engine and other non-search business to function stably across multiple internet data centers and thousands of servers.

Storage. We have developed an efficient, distributed and structured storage system to support Baidu Core products and services. Our storage system supports PB-level holistic, sequential data storage, and ten thousand times of real-time processing per second per device. Our storage system also has dynamic data attribute addition and subtraction function and historical data management capability.

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

Artificial Intelligence (AI)

We have been investing in AI for a number of years. By 2017, we had integrated our core technologies, including natural language processing, knowledge graph, deep learning, speech, image and big data, to establish our AI Technology Platform Group (AIG). In the field of fundamental research, AIG has developed AI core technologies, such as natural language processing, knowledge graph, user profile, speech technology, vision technology and deep learning technology. AIG has also developed technologies including robot vision, 3D vision and edge computing. In terms of internal product support, AIG powers our core businesses including search, feed, P4P, Baidu Finance, DuerOS, autonomous driving and Baidu Cloud. In terms of external cooperation, AIG has opened up its core AI competences with more than 90 AI capabilities and solutions to help developers and partners innovate apps and jointly build a technological ecosystem. AIG is also exploring ways to apply AI technologies and accelerate the commercialization of AI products.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We have 3,673 issued patents in China covering invention, utility model and design, and intend to apply for more patents to protect our core technologies and intellectual property. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. “ ,” our company’s name “Baidu” in Chinese, has been recognized as a well-known trademark in China by the Trademark Office under the State Administration for Industry and Commerce. In addition to owning “ ,” and the related logos, we have applied for registration of various other trademarks. We also have registered certain trademarks in the United States, Australia, Brazil, Canada, Hong Kong, India, Indonesia, Japan, Malaysia, Mexico, New Zealand, Russia, Singapore, South Africa, South Korea, Thailand, the European Union and several other jurisdictions. In addition, we have registered our domain name Baidu.com and certain other websites with China National Network Information Center, or CNNIC. We have also successfully registered .Baidu top-level domain names with the Internet Corporation for Assigned Names and Numbers (ICANN).

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

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structure relating to our consolidated affiliated entities complies with current PRC laws and regulations; (ii) subject to the disclosure and risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure,” “—Risks Related to Doing Business in China” and “—Regulations,” our contractual arrangements with our consolidated affiliated entities and the nominee shareholders are valid and binding on all parties to these arrangements and do not violate current PRC laws or regulations; and (iii) subject to the disclosure and risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure,” “—Risks Related to Doing Business in China” and “—Regulations,” the business operations of our consolidated affiliated entities, as described herein, comply with current PRC laws and regulations in all material respects.

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

Regulations on Value-Added Telecommunications Services and Internet Content Services

Internet content services. The Telecommunications Regulations promulgated by the PRC State Council in September 2000 categorize all telecommunication businesses in the PRC as either basic or value-added. Internet content services, or ICP services, are classified as value-added telecommunication businesses. Pursuant to the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts. The Administrative Measures on Internet Information Services, also promulgated by the PRC State Council in September 2000, require companies engaged in the provision of commercial internet content services to obtain an ICP license from the relevant government authorities before providing any commercial internet content services within the PRC. “Commercial internet content services” generally refer to provision of information service through public telecommunication network or internet for a fee. The Catalog of Classification of Telecommunications Services promulgated by the MIIT in December 2015 and taking effect from March 1, 2016 further divides ICP services into information publication platform and delivery services, information search and inquiry services, information communities platform services, instant message services, and information security and management services. We do not believe our P4P services conducted by our certain PRC subsidiaries are categorized as part of internet content services that require an ICP license under these regulations. Although Baidu Online conducts part of the P4P business by, among other things, examining and filtering P4P keywords, interacting with potential P4P customers, engaging in sales activities with our customers, P4P search results are displayed on the websites operated by Baidu Netcom, including Baidu.com. Baidu Netcom, as the owner of our domain name Baidu.com and holder of the necessary licenses and approvals, such as an ICP license, operates the website to list P4P search results and display other marketing and advertising content as an online advertising service provider.

The Administrative Measures for Telecommunication Business Operating License, promulgated by the MIIT with latest amendments becoming effective in July 2017, set forth the types of licenses required for value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, a value-added telecommunications service operator providing commercial value-added services in multiple provinces is required to obtain an inter-regional license, whereas a value-added telecommunications service operator providing the same services in one province is required to obtain a local license.

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

ICP operators are required to monitor their websites, including electronic bulletin boards. They may not post or disseminate any content that falls within the prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions and revoke their ICP licenses. For instance, in 2017, the SIIO issued a series of regulatory documents providing that an ICP operator is obligated to monitor contents displayed and disseminated by users on its platform. These regulations apply to online services, including (i) online forum and community service, which allows users to publish information and interact with other users on an online forum, post bar or other form of online communities, (ii) online follow-up comment service, which allows users to post threads, reply to original content, leave messages and engage in live commenting with texts, symbols, expressions, pictures, audio/video on a website, mobile app or other forms of interactive platform; (iii) online group chat information service, which allows users to communicate and exchange information in a cyberspace created by the users on an online platform; (iv) online official account information service, which allows users to post texts, pictures, audio/video and other information in the form of an official account registered by the user on a website, mobile app or other network platform. Pursuant to these regulations, a service provider is required to, among others, (x) register and verify the identity information of each user, and (y) in the case of publication or dissemination of prohibited contents on the platform, take prompt rectification measures, including removing and terminating transmission of the illegal content, restricting the user right of the offender, banning the user account and shutting down the relevant forum or channel, and report to the regulatory authority.

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the PRC State Council with the latest amendments becoming effective in February 2016, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. However, the MIIT released an announcement in June 2015 to remove the restriction on foreign equity for “online data processing and transaction processing businesses (operational E-commerce)” as provided in the Catalog of Telecommunication Businesses promulgated by the MIIT. The Guidance Catalog of Industries for Foreign Investment, as amended in 2017, allows a foreign investor to own more than 50% of the total equity interest in an e-commerce business. In order to acquire any equity interest in a value-added telecommunication business in China, a foreign investor must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce (or the Ministry of Commerce’s authorized local counterparts), which retain considerable discretion in granting approvals. According to publicly available information, the PRC government has issued telecommunication business operating licenses to only a limited number of foreign-invested companies. We believe that it would be impracticable for us to acquire any equity interest in our consolidated affiliated entities without diverting management attention and resources. Moreover, we believe that our contractual arrangements with these entities and the individual nominee shareholders provide us with sufficient and effective control over these entities. Accordingly, we currently do not plan to acquire any equity interest in any of the consolidated affiliated entities.

A Notice on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling Telecommunication Business Operating Licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. Pursuant to this notice, either the holder of a Value-Added Telecommunication Business Operating License or its shareholders must directly own the domain names and trademarks used by such license holder in its provision of value-added telecommunications services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain the facilities in the regions covered by its license. If a license holder fails to comply with the requirements in the notice or cure any non-compliance, the MIIT or its local counterparts have the discretion to take measures against the license holder, including revoking its Value-Added Telecommunication Business Operating License.

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

Each of Baidu Netcom, BaiduPay and some of our other PRC consolidated affiliated entities holds a Value-Added Telecommunication Business Operating License. In compliance with the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services, Baidu Netcom and BaiduPay, our consolidated affiliated entities, own the necessary domain names and trademarks, including pending trademark applications, and have the necessary personnel and facilities to operate our websites. It remains unclear whether the provision of online payment services by BaiduPay will require BaiduPay to apply for a Value-Added Telecommunication Business Operating License for “online data processing and transaction processing businesses” as provided in the Catalog of Telecommunication Businesses promulgated by the MIIT, although in practice many companies conducting such business do not apply for such license. Baidu Netcom, the parent company of BaiduPay, has received an Inter-Regional Value-Added Telecommunication Business Operating License with the permitted operation scope covering online data processing and transaction processing businesses. Baidu Netcom plans to submit an application to allow its subsidiary BaiduPay to operate online data processing and transaction processing businesses in 2017.

Regulations on Mobile Internet Applications

In August 2016, the SIIO promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions. Pursuant to the Mobile Application Administrative Provisions, a mobile internet app refers to an app software that runs on mobile smart devices providing information services after being pre-installed, downloaded or embedded through other means. Mobile internet app providers refer to the owners or operators of mobile internet apps. Internet app stores refer to platforms which provide services related to online browsing, searching and downloading of app software and releasing of development tools and products through the internet.

Pursuant to the Mobile Application Administrative Provisions, an internet app program provider must verify a user’s mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An internet app provider must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant app programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and app programs. In respect of an internet app store service provider, the Mobile Application Administrative Provisions require that, among others, it must file a record with the local authority within 30 days after it rolls out the internet app store service online. It must also examine the authenticity, security and legality of internet app providers on its platform, establish a system to monitor app providers’ credit and file a record of such information with relevant governmental authorities. If an app provider violates the regulations, the internet app store service provider must take measures to stop the violations, including giving a warning, suspension of release, withdrawal of the app from the platform, keeping a record of the incident and reporting the incident to the relevant governmental authorities.

In December 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which came into effect on July 1, 2017. The Interim Measures aim to enhance the administration of mobile apps, and require, among others, that mobile phone manufacturers and internet information service providers must ensure that a mobile app, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of the hardware and operating system of a mobile smart device.

Regulations on Internet Information Search Service

In June 2016, the SIIO promulgated the Administrative Provisions on Internet Information Search Services, or the Search Services Administrative Provisions, which took effect on August 1, 2016. Pursuant to the Search Services Administrative Provisions, internet information search service refers to the service whereby users can search for information that is collected from the internet and processed by computer technology. The Search Services Administrative Provisions requires that an internet information search service provider must not publish any information or contents prohibited by law in the form of links, abstracts, snapshots, associative words, related search or recommendations or otherwise. If an internet information search service provider identifies any search results that contain any information, website or app that is prohibited by law, it must stop displaying the search results, record the infraction and report it to the relevant governmental authority. In addition, an internet information search service provider is prohibited from seeking illegitimate interest by means of unauthorized disconnection of links, or provision of search results containing false information. If an internet information search service provider engages in paid search services, it must examine and verify the qualifications of its customers of the paid search services, specify the maximum percentage of search results as paid search results on a webpage, clearly distinguish paid search results from natural search results, and notably identify the paid search information item by item.

Regulations on News Display

Displaying news on a website and disseminating news through the internet are highly regulated in the PRC. The Provisional Measures for Administrating Internet Websites Carrying on the News Displaying Business, jointly promulgated by the State Council News Office and the MIIT in November 2000, require an ICP operator (other than a government authorized news unit) to obtain an approval from the State Council News Office to post news on its website or disseminate news through the internet. Furthermore, the disseminated news must come from government-approved sources pursuant to contracts between the ICP operator and the sources, copies of which must be filed with the relevant government authorities.

In May 2017, the SIIO issued the Provisions on the Administration of Internet News Information Services, or the Internet News Regulation, and its implementing rules, which became effective on June 1, 2017. Pursuant to the Internet News Regulation and its implementing rules, if an entity intends to provide internet news information service, it is required to obtain an approval from the State Council News Office and receive an Internet News Information Service License. Internet news information service refers to editing, publishing and reprinting and the dissemination platform service of internet news through internet websites, mobile apps, forums, blogs, micro-blogs, official accounts, instant message tools, live-streaming and other similar means. Pursuant to the Internet News Regulation, no internet news information service organizations may take the form of a foreign-invested enterprise, whether a joint venture or a wholly foreign-owned enterprise, and no cooperation between internet news information service organizations and foreign-invested enterprises is allowed prior to the security evaluation by the SIIO.

Baidu Netcom obtained the Internet News Information Service License, which permits it to publish internet news pursuant to the relevant PRC laws and regulations, in December 2006, and had the license renewed in June 2010.

Regulations on Internet Drug Information Services

According to the Provisions on the Administration of Internet Drug Information Services, which was issued by the State Food and Drug Administration in November 2017, an enterprise publishing drug-related information must obtain a qualification certificate from the provincial-level food and drug administration before it applies for the ICP license or files with the MIIT or its local provincial-level counterpart.

Baidu Netcom obtained the Qualification Certificate for Internet Drug Information Services, which permits it to publish drug-related information on its website, in November 2007, and had the certificate renewed in August 2017. We have several other entities in our group that have obtained the Qualification Certificate for Internet Drug Information Services.

Regulations on Internet Culture Activities

The Internet Culture Administration Measures, promulgated by the Ministry of Culture and with the latest amendment becoming effective in December 2017, require ICP operators engaging in “internet culture activities” to obtain a permit from the Ministry of Culture. The “internet culture activities” include, among other things, online dissemination of internet cultural products (such as audio-video products, games, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, distribution and broadcasting of internet cultural products. Imported internet cultural products are subject to content review by the Ministry of Culture before they are disseminated online, while domestic internet cultural products must be filed with the local branch of the Ministry of Culture within 30 days following the online dissemination. Service providers are also required to conduct self-review of the content of internet cultural products before they are put on the internet or submitted to the Ministry of Culture for approvals or filings. Baidu Netcom was granted an Internet Culture Business Permit in April 2007, which was renewed again in November 2013. Some other entities in our group have also obtained an Internet Culture Business Permit.

The Several Suggestions on the Development and Administration of Internet Music, issued by the Ministry of Culture and becoming effective in November 2006, reiterate the requirement for an internet service provider to obtain the Internet Culture Business Permit to carry on any business of internet music products. In addition, foreign investors are prohibited from engaging in the internet culture business operation.

In October 2015, the Ministry of Culture promulgated a notice, which took effect on January 1, 2016, to further strengthen its regulation over online music, including requiring online platforms that allow users to upload self-created or performed music to set up real-time monitoring systems and requiring online music service providers to make quarterly filings of information related to their content self-review with the local counterpart of the Ministry of Culture from April 1, 2016.

Regulations on Internet Publishing

In February 2016, the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, and the MIIT jointly issued the Administrative Provisions on Internet Publishing Services, or the Internet Publishing Regulation, which took effect on March 10, 2016, and replaced the Interim Provisions for the Administration of Internet Publishing promulgated in 2002. The Internet Publishing Regulation requires that any entity engaged in the provision of online publications to the public via information networks obtain an Internet Publication License from the SAPPRFT. Online publications refer to digital works with editing, production, processing and other publishing features, provided to the public via information networks, which mainly include: (i) informative and thoughtful text, pictures, maps, games, animation, audio and video digitizing books and other original digital works in fields such as literature, art and science, (ii) digital works consistent with the content of published books, newspapers, periodicals, audio-visual products and electronic publications, (iii) the network literature database or other digital works formed through aforementioned works by selecting, organizing, compiling and other means, and (iv) other types of digital works determined by the SAPPRFT. The servers and storage facilities used by internet publishers must be located within the territory of the PRC. The Internet Publishing Regulation also provides that when an internet service provider provides manual intervention search ranking, advertising, promotion and other services to customers that provide internet publishing services, it is required to check and examine the Internet Publication Licenses obtained by the customers and the business scope of such licenses. Certain entities in our group have obtained the Internet Publication Licenses.

Regulations on Broadcasting Audio/Video Programs through the Internet

In December 2007, the State Administration of Radio, Film and Television, or the SARFT (currently known as SAPPRFT) and the MIIT jointly promulgated the Rules for the Administration of Internet Audio and Video Program Services, commonly known as “Document 56,” which took effect on January 31, 2008. Pursuant to Document 56, an online audio/video service provider must obtain an Online Audio/Video Program Transmission

License, which has a term of three years, and operate in accordance with the scope of the business as stipulated in the license. Furthermore, Document 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to some official answers to press inquiries published on the SARFT’s website in February 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that the providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Document 56 was issued. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned businesses.

The PRC government has also promulgated a series of special regulatory measures governing live-streaming services. In November 2016, the SIIO promulgated the Administrative Provisions on Internet Live-streaming Service, which took effect on December 1, 2016. Pursuant to the Administrative Provisions, internet live-streaming service refers to continuous publishing of real-time information to the public on internet by means of video, audio, graphics, text or other forms, and an internet live-streaming service provider refers to an operator of the platform providing internet live-streaming service. In accordance with the administrative provisions, an internet live-streaming service provider must verify and register the identity information of publishers of live-streaming programs and users on its platform, and file the identity information of the publishers with the local governmental authority for record. Any internet live-streaming service provider engaging in news service must obtain internet news information service qualification and operate within the permitted scope of such qualification. In September 2016, the SAPPRFT issued a Circular on Strengthening Administration of Live-streaming Service of Network Audio/Video Programs. Pursuant to the circular, any entity that intends to engage in live audio/video broadcasting of major political, military, economic, social, cultural or sport events or activities, or live audio/video broadcasting of general social or cultural group activities, general sporting events or other organizational events, must obtain an Online Audio/Video Program Transmission License with a permitted operation scope covering the above business activities. Any entity or individual without qualification is prohibited from broadcasting live audio/radio programs involving news, variety shows, sports, interviews, commentary or other forms of programs through any online live-streaming platform or online live broadcasting booth, nor are they permitted to start a live broadcasting channel for any audio or radio programs. In addition, no entity or individual other than licensed radio stations or television stations are allowed to use “radio station,” “television station,” “broadcasting station,” “TV” or other descriptive terms exclusive to television and radio broadcasting organizations to engage in any business on the internet without approval. Furthermore, the SIIO issued a notice in July 2017 which requires operators of internet news and information reproduction and broadcasting services, including commercial website apps that contain live-streaming features, and other internet live-streaming services, to file with the local SIIO starting from July 15, 2017.

Baidu Netcom has renewed its Online Audio/Video Program Transmission License, which remains valid until July 2018. iQIYI has an Online Audio/Video Program Transmission License that is valid until October 2018. Another entity in our group has an Online Audio/Video Program Transmission License that is valid until March 2020.

Regulations on Payment Services by Non-financial Institutions

Pursuant to the People’s Bank of China’s Measures Concerning Payment Services by Non-financial Institutions, which took effect in September 2010, and its implementation rules, non-financial institutions that have been providing monetary transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid cards or bank cards, and other payment services as specified by the People’s Bank of China, must obtain a license from the People’s Bank of China prior to September 1, 2011, in order to continue providing monetary transfer services. BaiduPay applied for the license after the regulations mentioned above were promulgated and prior to September 1, 2011, and was granted the license for online payment in July 2013.

In addition, in December 2015, the People’s Bank of China promulgated the Administrative Measures on the Online Payment Business of Non-Bank Payment Institutions, or the Measures on Online Payment Business. The Measures on Online Payment Business requires payment institutions to comply with the “Know Your Client” principle and establish a client identification mechanism. Payment institutions shall register and verify the real name and basic identification of clients that open accounts with them. In addition, the Measures on Online Payment Business categorizes online payment accounts of individuals into three types, with each type subject to particular use of purposes and different limits on the amounts that can be paid from the accounts. Individuals that pass more verifications are entitled to open accounts that are allowed be used for more purposes and have higher caps on the amount payable through these accounts. For example, an individual client whose identity is verified by the payment institution or by a partner authorized by the payment institution face to face, or whose basic identity information is subject to multiple cross-validations by at least five legal and safe external channels in a non-face-to-face manner, may open Type-III payment accounts, the balance in which may be used for consumption, account transfers, and procurement of financial products. The accumulative amount of balance payment transactions through all payment accounts of the individual shall not exceed RMB200,000 (US$30,739) during a year (excluding account transfers from the payment account to the client’s same-name bank account). An individual client that passes the verification of basic identity information in a non-face-to-face manner through at least one legal and safe external channel and opens a payment account with the institution for the first time may open a Type-I payment account, the balance in which may be used for consumption and account transfers only. The accumulative amount of balance payment transactions through such payment account shall not exceed RMB1,000 (US$154) (including account transfers from the payment account to the client’s same-name bank account), from the date of the opening of the account.

In April 2016, the General Office of the State Council issued the Implementing Scheme for Special Rectification of Internet Financial Risks, which reiterates that a non-bank payment institution must not misappropriate or possess clients’ reserves, and instead it must open a reserve account with the People’s Bank of China or a qualified commercial bank. In addition, a non-bank payment institution must not use schemes to carry out any inter-bank clearing business in a disguised form. Instead, a non-bank payment institution must operate its inter-bank payment business through the inter-bank clearing system of the People’s Bank of China or a qualified clearing institution.

In January 2017, the General Office of the People’s Bank of China issued a Notice on Matters regarding Centralized Deposit and Management of Client’s Reserves of Payment Institutions. Pursuant to the notice, commencing from April 17, 2017, a non-bank payment institution must deposit a certain percentage of its clients’ reserve that it collects into a special deposit account and no interest will accrue on the deposited amount. The People’s Bank of China will determine the deposit percentage for a non-bank payment institution based on the category of the payment business, risk control and compliance ratings of the non-bank payment institution. The deposit percentage ranges from 12% to 20% for an operator of an online payment business, 10% to 18% for an operator of a bank card bill acceptance and clearance business and 16% to 24% for an operator of an issuance and acceptance of pre-paid card business. If an entity engages in multiple types of payment businesses, the highest of the deposit percentages applicable to the different types of payment businesses will apply.

Regulations on Consumer Finance and Microcredit

The Guidance on the Pilot Establishment of Microcredit Companies, jointly promulgated by the China Banking Regulatory Commission and the People’s Bank of China in 2008, allows provincial governments to approve the establishment of microcredit companies on a trial basis. Following this guidance, many provincial governments in China, including that of Shanghai and Chongqing, promulgated local implementing rules on the administration of local microcredit companies. The implementing rules issued by the Shanghai and Chongqing municipal governments provide that the sources of funds of a microcredit company must be limited to the capital contributions paid by its shareholders, monetary donations, and loans provided by no more than two banking financial institutions. The Shanghai Financial Services Office, the regulatory entity for microcredit companies in Shanghai, together with other local government authorities in Shanghai, issued additional administrative measures regulating microcredit companies in Shanghai, which require the paid capital contribution of a newly established microcredit company must be no less than RMB200 million (US$30.7 million), and provide that the authorities in Shanghai will provide additional support to microcredit companies that are established by the large-scale internet services enterprises and mainly engage in the internet microcredit business. In addition, pursuant to a circular issued by the Chongqing Financial Works Office, the regulatory entity for microcredit companies in Chongqing, the authorities in Chongqing have permitted certain qualified microcredit companies to conduct a cross-region microcredit business on the internet. We engage in microcredit businesses through two subsidiaries in Shanghai and Chongqing, both of which have obtained special approval for the establishment of a microcredit company from the local governmental authorities.

On December 1, 2017, the Head Office for Special Rectification of the Risk in Internet Finance and the Head Office for Special Rectification of the Risk in P2P Online Lending jointly issued the Circular on Regulation and Rectification of the “Cash Loan” Business, or Circular 141. Pursuant to Circular 141, “cash loans” are characterized as loans without a specific consumption scenario, specified use of loan proceeds, qualification requirement on the lender or security for the loans. Circular 141 sets forth several general compliance requirements for “cash loan” businesses, including, without limitation: (i) no institution or individual may engage in a lending business without a lending business operation permit; (ii) all the interest and fees charged for a loan must be combined and reflected in an annualized comprehensive fee rate, which must not exceed the cap set by the Supreme People’s Court of the PRC on the interest rate charged by private lending; (iii) lending institutions and related intermediaries must fully disclose to the borrower in advance the terms and conditions of the loan, potential default liabilities and associated risks, comply with the “Know Your Client” principle and refrain from lending to a borrower without income; (iv) the term of a loan may not be extended more than twice; and (v) all institutions must enhance their internal risk controls and use the “data-driven” risk management model prudently. With respect to online microcredit companies, Circular 141 requires that the relevant regulatory authorities suspend approving the establishment of online microcredit companies and microcredit businesses across provinces. Online microcredit companies are required to suspend provision of micro-loans online with no specific consumption scenario or designated use of loan proceeds and gradually reduce the volume of such loans. Furthermore, online microcredit companies shall not sell or transfer in any form its credit assets through an online transaction platform or a local financial asset exchange, or source funds through an online lending information intermediary service agency.

In addition, the Head Office for Special Rectification of the Risks in P2P Online Lending issued the Implementation Plan of Special Rectification of Risks in Online Microcredit Business of Microcredit Companies, or Circular 56, on December 8, 2017. Pursuant to Circular 56, “online micro-loans” are defined as micro loans provided through the internet by microcredit companies controlled by internet enterprises. Consistent with Circular 141, Circular 56 outlines several key aspects of the government-initiated inspection and rectification plan on the online micro-loans industry, which cover, among others, (i) whether the online microcredit company complies with the qualification requirements to conduct an online micro-loan business; (ii) whether the shareholders of the online microcredit company have a sound reputation, tax payment record and financial condition and are in compliance with applicable laws and regulations; (iii) whether the funds for lending are owned by the microcredit company or sourced by it in legal means; (iv) whether the online microcredit company is involved in any transaction of assets-backed securitization or transfer of its credit assets and if so, its compliance with the filing requirements for the securitization products, legality of the securitized assets and the eligibility of the investors; (v) whether the aggregate annualized borrowing costs including interest and various transaction fees is within the limit set by the Supreme People’s Court, and whether the online microcredit company deducts interest or transaction fees from the principal amount released to the borrower in advance; (vi) whether the means of collecting repayment are legal; (vii) whether the online microcredit company provides loans on campus, loans for down payment of housing loans, or online micro-loans with no specific consumption scenario or designated use of loan proceeds; and (viii) with respect to the loan business conducted in cooperation with third-party institutions, whether the online microcredit company outsources its core business, or accepts any credit enhancement service provided by any third-party institutions with no guarantee qualification. If an online microcredit company fails to meet the qualification or compliance requirements, the relevant regulatory authorities will order it to take rectification measures within a specific time period, and in the case of a serious violation, will revoke the microcredit business qualification of the online microcredit company.

Regulations on Platform Services Relating to Sales of Securities Investment Funds

We provide wealth management services through a variety of investment products, including, among others, securities investment funds. In accordance with the Interim Provisions on the Administration of the Business Operations of Securities Investment Fund Distributors through Third-Party E-Commerce Platforms issued by the CSRC in March 2013, a third-party e-commerce platform for securities investment fund sales refers to the information system providing supporting services for online trading activities between fund investors and fund distributors. To qualify as an operator of a third-party e-commerce platform, an entity must satisfy a series of conditions, including, among others, that (i) it must be a PRC-incorporated entity with its website accessible within China; (ii) it must obtain a license for the relevant telecommunication business for more than three years; and (iii) it must have a sound credibility record without being subject to any substantial administrative or criminal penalty in the past three years. Pursuant to the interim provisions, if a third-party e-commerce platform engages in activities such as opening fund share trading accounts, publicizing and promoting the fund, processing subscriptions and redemptions of fund shares, or providing investment consultation or complaint settlement services relating to the fund, the operator of the platform will be deemed as conducting a securities investment fund sales business, and therefore must obtain a license for fund sales business. Besides, fund sellers on the platform are required to file with the CSRC. As we provide third-party platform services to our customers and securities investment fund distributors on our wealth management platform and do not provide fund sales-related services specified in the interim provisions, we believe we do not engage in a securities investment fund sales business and therefore are in compliance with relevant requirements.

Regulations on Internet Map Services

According to the Administrative Rules of Surveying Qualification Certificate, as amended by the National Administration of Surveying, Mapping and Geo-information (formerly known as the State Bureau of Surveying and Mapping) in August 2014, the provision of internet map services by any non-surveying and mapping enterprise is subject to the approval of the National Administration of Surveying, Mapping and Geo-information and requires a Surveying and Mapping Qualification Certificate. Internet maps refer to maps called or transmitted through the internet. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the National Administration of Surveying, Mapping and Geo-information in December 2011, any entity without a Surveying and Mapping Qualification Certificate for internet map services is prohibited from providing any internet map services. According to the Provisions on the Administration of Examination of Maps effective on January 1, 2018, subject to limited exceptions, an enterprise must first apply for an approval by the relevant regulatory authority, if it intends to engage in any of the following activities: (i) publication, display, production, posting, import or export of a map or a product attached with a map, (ii) re-publication, re-display, re-production, re-posting, re-import or re-export of a map the content of which has been changed after it is approved, or other commercial products attached with such a map, and (iii) publication or display of a map or a product attached with a map overseas. The operator of an approved internet map is required to file the updated contents of the map with the relevant regulatory authority semi-annually, and re-apply for a new approval of the map when the two-year term of the existing approval expires.

Baidu Netcom provides online traffic information inquiry services as well as internet map services and has obtained a Surveying and Mapping Qualification Certificate for internet map services. Another entity in our group has also obtained the Surveying and Mapping Qualification Certificate. In accordance with the Provisions on the Administration of Examination of Maps, we have initiated the application for examination and approval of the maps that are used in our products.

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

In accordance with the Interim Administration Measures of Online Games, promulgated by the Ministry of Culture in June 2010 and with the latest amendment becoming effective in December 2017, an ICP service provider operating online games must obtain an Internet Culture Business Permit. Baidu Netcom and some other entities in our group have obtained an Internet Culture Business Permit for operating online games. These measures also specify that the Ministry of Culture is responsible for the censorship of imported online games and the filing of records of domestic online games. The procedures for the filing of records of domestic online games must be conducted with the Ministry of Culture within 30 days after the commencement date of the online operation of these online games. The approval by or filing with the Ministry of Culture of each online game provided on our websites has been handled primarily by our online game operator partners.

In September 2009, the GAPP (currently known as the SAPPRFT) together with several other government agencies issued Circular 13, which explicitly prohibits foreign investors from participating in online game operating businesses through wholly-owned enterprises, equity joint ventures or cooperative joint ventures in China. Circular 13 expressly prohibits foreign investors from gaining control over or participating in PRC operating companies’ online game operations through indirect means, such as establishing joint venture companies, entering into contractual arrangements with or providing technical support to the operating companies, or through a disguised form, such as incorporating user registration, user account management or payment through game cards into online game platforms that are ultimately controlled or owned by foreign investors. We offer online games provided by our game operator partners on our websites owned and operated by our consolidated affiliated entities. We also operate two smartphone app distribution platforms in China as well as a mobile game platform through our consolidated affiliated entities. If our contractual arrangements were deemed to be “indirect means” or “disguised form” under Circular 13, our relevant contractual arrangements may be challenged by the SAPPRFT or other governmental authorities. If we were found to be in violation of Circular 13 in the operation of our online game platform, the SAPPRFT, in conjunction with relevant regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases, suspending and revoking the relevant licenses and registrations.

Regulations on Online Game Virtual Currency

The Interim Administration Measures of Online Games require companies that (i) issue online game virtual currency (including prepaid cards and/or pre-payment or prepaid card points) or (ii) offer online game virtual currency transaction services to apply for the Internet Culture Business Permit from provincial branches of the Ministry of Culture. The regulations prohibit companies that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any company that fails to submit the requisite application will be subject to sanctions, including but not limited to termination of operation, confiscation of incomes and fines. The regulations also prohibit online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery that involve cash or virtual currency directly paid by the players. In addition, companies that issue online game virtual currency must comply with certain specific requirements. For example, online games virtual currency can only be used for products and services related to the issuance company’s own online games. Pursuant to a Circular issued by the Ministry of Culture in December 2016, which took effect on May 1, 2017, an online game operator must not allow online game virtual currency to exchange for legal currency or items, except in the case of termination of online game operation where the online game operator may refund the balance of online game virtual currency to players in the form of legal currency or in other means acceptable to the players. Moreover, pursuant to the circular, regulations applicable to online game virtual currency also apply to such other virtual items where the virtual items are issued by the online game operator, can be exchangeable for other virtual items or value-added services related to the games, and can be purchased with legal currency or online game virtual currency or exchanged for online game virtual currency. Baidu Netcom and some other entities in our group have obtained the Internet Culture Business Permit for issuing online game virtual currency.

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

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. For example, pursuant to PRC Advertising Law, advertisements must not contain, among other prohibited contents, terms such as “the state-level,” “the highest grade,” “the best” or other similar words. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been performed and the relevant approval has been obtained. Pursuant to the PRC Advertising Law, the use of the internet to distribute advertisements shall not affect the normal use of the internet by users. Particularly, advertisements distributed on internet pages such as pop-up advertisements shall be indicated with a conspicuous mark for “close” to ensure the close of such advertisements by one click. Where internet information service providers know or should know that illegal advertisements are being distributed using their services, they shall prevent such advertisements from being distributed.

In addition to the above regulations, the Internet Advertising Measures also set forth certain compliance requirements for online advertising businesses. For example, search engine service providers must indicate paid search results as an advertisement and distinguish paid search results from natural search results on their websites. Advertising operators and distributors of internet advertisements must examine, verify and record identity information, such as name, address and contact information, of advertisers, and maintain an updated verification record on a regular basis. Moreover, advertising operators and advertising distributors must examine supporting documentation provided by advertisers and verify the contents of the advertisements against supporting documents before publishing. If the contents of advertisements are inconsistent with the supporting documentation, or the supporting documentation is incomplete, advertising operators and distributors must refrain from providing design, production, agency or publishing services. The Internet Advertising Measures also prohibit the following activities: (i) providing or using apps and hardware to block, filter, skip over, tamper with, or cover up lawful advertisements; (ii) using network access, network equipment and apps to disrupt the normal transmission of lawful advertisements or adding or uploading advertisements without authorization; and (iii) harming the interests of a third party by using fake statistics or traffic data.

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

Regulations on Artificial Intelligence and Autonomous Driving Vehicles

We engage in the research and development of artificial intelligence (AI) technology and products, specifically autonomous driving vehicles. The Chinese government has issued a series of guidelines to encourage and support the research and development of AI technology, such as the Three-Year Implementing Plan for Internet Plus Artificial Intelligence issued in May 2016 and the Development Planning on the First Generation of Artificial Intelligence issued in July 2017. The laws and regulations on AI technology and products, however, are still new and evolving in China. Some local governments have issued rules and regulations to regulate road testing of autonomous driving cars. For example, Beijing local regulatory authorities promulgated the Guiding Opinions on Accelerating the Works of Road Testing of Autonomous Driving Cars (Trial Implementation) and Beijing Implementing Rules on the Administration of Road Testing of Autonomous Driving Cars (Trial Implementation) in December 2017 and a series of ancillary regulatory documents in February 2018 to regulate road testing of autonomous driving cars in Beijing, China.

According to the Beijing local rules and regulations mentioned above, any entity applying to conduct a road testing of autonomous driving vehicles must first file for approval with a special agency supervising road testing of autonomous driving vehicles. To qualify for the approval, an applicant entity must satisfy, among others, the following requirements: (i) in addition to a standardized monitoring system, operating status reminder system and data recording system, the vehicle under road testing must be equipped with an autonomous driving system that can switch between autonomous pilot model and human driving model and allows human driver to take control of the vehicle any time when necessary; (ii) the driver of the tested vehicle must be an employee of the applicant entity with a driving license, have a track record of safe driving for at least three years and have received training for operating the autonomous driving system; and (iii) the applicant entity must insure each tested vehicle for at least RMB5.0 million (US$768,485.9) against car accidents or provide a letter of guarantee covering the same. After receiving the approval, the approved entity needs to obtain a temporary license plate for each tested car and post an identification logo for autonomous driving test on each tested car. The approved entity is required to file a testing plan with the special agency at least five working days before the test and conduct the road test at designated areas during the designated period following the testing plan. During testing, the vehicle must not carry any person irrelevant to the test or carry out any brake test on the road. In the case of a car accident, the approved entity must upload the data, recorded on the vehicle involved to the special agency within 24 hours and report to the special agency the accident and the corresponding cause analysis and liability allocation within a stipulated time period. In addition, the supervising agency may suspend its approval of the entity and vehicles in the case of an accident.

Baidu Netcom, one of our consolidated affiliated entities, is in the process of applying for the approval of road testing in Beijing in accordance with the Beijing local rules and regulations.

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

Copyright. The PRC Copyright Law and its implementation rules extend copyright protection to products disseminated over the internet and computer software. There is a voluntary registration system administered by the China Copyright Protection Center. Creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information networks.

Pursuant to the relevant PRC regulations, rules and interpretations, ICP operators will be jointly liable with the infringer if they (a) participate in, assist in or abet infringing activities committed by any other person through the internet, (b) are or should be aware of the infringing activities committed by their website users through the internet, or (c) fail to remove infringing content or take other action to eliminate infringing consequences after receiving a warning with evidence of such infringing activities from the copyright holder. The court will determine whether an internet service provider should have known of their internet users’ infringing activities based on how obvious the infringing activities are by taking into consideration a number of factors, including (i) the information management capabilities that the provider should have based on the possibility that the services provided by it may trigger infringing acts, (ii) the degree of obviousness of the infringing content, (iii) whether it has taken the initiative to select, edit, modify or recommend the contents involved, (iv) whether it has taken positive and reasonable measures against infringing acts, and (v) whether it has set up convenient programs to receive notices of infringement and made timely and reasonable responses to the notices. Where an internet service provider has directly obtained economic benefits from any contents made available by an internet user, it shall have a higher duty of care with respect to the internet user’s act of infringement of others’ copyrights. Advertisements placed for or other benefits particularly connected with specific contents may be deemed as direct economic benefits from such contents, but general advertising fees or service fees charged by an internet service provider for its internet services will not be included. In addition, where an ICP operator is clearly aware of the infringement of certain content against another’s copyright through the internet, or fails to take measures to remove relevant contents upon receipt of the copyright holder’s notice, and as a result, it damages the public interest, the ICP operator could be ordered to stop the tortious act and be subject to other administrative penalties such as confiscation of illegal income and fines. An ICP operator is also required to retain all infringement notices for a minimum of six months and to record the content, display time and IP addresses or the domain names related to the infringement for a minimum of 60 days.

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

Domain name. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in August 2017, which became effective in November 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, and under the supervision of the MIIT, the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of .cn domain names and Chinese domain names. According to the Circular on Administration of the Use of Domain Names for Internet Information Services issued by the MIIT in November 2017, only the internet information service provider itself or the shareholder(s), principal or senior management officer(s) of the internet information service provider are eligible to register the domain names used for the internet information services. We have registered Baidu.cn, Baidu.com.cn, hao123.com and certain other domain names with CNNIC.

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

In December 2015, the Standing Committee of the National People’s Congress promulgated the Anti-Terrorism Law, which took effect on January 1, 2016. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.

In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

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

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Network Information Protection Decision provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the Internet Electronic Messaging Service Administrative Measures, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose the personal information to any third party without the users’ consent or unless required by law. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information. In accordance with the Cyber Security Law, network operators must not collect personal information irrelevant to their services. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant collected personal information. We collect and use our users’ personal information only if our users give their informed consent, and we believe we have taken appropriate measures to protect the security of our users’ personal information.

The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (x) sells or provides personal information to others unlawfully, or (y) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective in June 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet.

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

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued in October 2005, and a series of implementation rules and guidance, including the circular relating to operating procedures that came into effect in July 2011, PRC residents, including PRC resident natural persons or PRC companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014, which replaced SAFE Circular No. 75. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, a share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. We have notified holders of ordinary shares of our company whom we know are PRC residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. After SAFE Notice 13 became effective on June 1, 2015, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration. We are aware that Mr. Robin Yanhong Li, our chairman, chief executive officer and principal shareholder, who is a PRC resident, has registered with the relevant local SAFE branch. We, however, cannot provide any assurances that all of our shareholders who are PRC residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rule, replacing the earlier rules promulgated in March 2007. Under the Stock Option Rule, PRC residents who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. We and our PRC resident employees who have been granted stock options are subject to these regulations. We have designated our PRC subsidiary Baidu Online to handle the registration and other procedures required by the Stock Option Rule. Failure of the option holders to complete their SAFE registrations may subject these PRC employees to fines and legal sanctions and may also limit the ability of the overseas publicly listed company to contribute additional capital into its PRC subsidiary and limit the PRC subsidiary’s ability to distribute dividends.

Regulations on Labor

The Labor Contract Law, which became effective in January 2008, and its implementation rules, impose more restrictions on employers and have been deemed to increase labor costs for employers, compared to the Labor Law, which became effective in January 1995. For example, pursuant to the Labor Contract Law, an employer is obliged to sign a labor contract with an unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts. The employer has to compensate the employee upon the expiration of a fixed-term labor contract, unless the employee refuses to renew such contract on terms the same as or more favorable to the employee than those contained in the expired contract. The employer also has to indemnify an employee if the employer terminates a labor contract without a cause permitted by law. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective in January 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days per year, depending on their length of service. Employees who waive such vacation time at the request of employers must be compensated for three times their regular salaries for each waived vacation day.

Regulations on Taxation

For a discussion of applicable PRC tax regulations, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation.”

C.	Organizational Structure

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Name	Place of Formation	Relationship
Baidu Holdings Limited	British Virgin Islands	Wholly owned subsidiary
Baidu (Hong Kong) Limited	Hong Kong	Wholly owned subsidiary
Baidu Online Network Technology (Beijing) Co., Ltd.	China	Wholly owned subsidiary
Baidu (China) Co., Ltd.	China	Wholly owned subsidiary
Baidu.com Times Technology (Beijing) Co., Ltd.	China	Wholly owned subsidiary
Baidu International Technology (Shenzhen) Co., Ltd.	China	Wholly owned subsidiary
Chong Qing Baidu Micro-loan Co., Ltd.	China	Wholly owned subsidiary
Xian Chunhe Asset Management Co., Ltd.	China	Wholly owned subsidiary
Beijing Baidu Netcom Science Technology Co., Ltd.	China	Consolidated affiliated entity
Beijing Perusal Technology Co., Ltd.	China	Consolidated affiliated entity
Beijing BaiduPay Science and Technology Co., Ltd.	China	Consolidated affiliated entity
iQIYI, Inc.	Cayman Islands	Majority-owned subsidiary
91 Wireless Websoft Limited	Cayman Islands	Wholly owned subsidiary

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

Contractual Arrangements with Our Consolidated Affiliated Entities and the Nominee Shareholders

PRC laws and regulations restrict and impose conditions on foreign investment in internet content, advertising, audio and video services and mobile application distribution businesses. Accordingly, we operate these businesses in China through our consolidated affiliated entities. We have entered into a series of contractual arrangements with our consolidated affiliated entities and the nominee shareholders of our consolidated affiliated entities. These contractual arrangements enable us to:

•	receive the economic benefits that could potentially be significant to our consolidated affiliated entities in consideration for the services provided by our subsidiaries;

•	exercise effective control over our consolidated affiliated entities; and

•	hold an exclusive option to purchase all or part of the equity interests in our consolidated affiliated entities when and to the extent permitted by PRC law.

We do not have any equity interests in our consolidated affiliated entities. However, as a result of contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. If our consolidated affiliated entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our consolidated affiliated entities. Furthermore, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our consolidated affiliated entities in our financial statements. In 2015, 2016 and 2017, we derived approximately 31%, 35% and 34% of our total revenues, respectively, from our consolidated affiliated entities. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulations.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

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

Exclusive Technology Consulting and Services Agreement

Pursuant to the exclusive technology consulting and services agreement between Baidu Online and Baidu Netcom, Baidu Online has the exclusive right to provide to Baidu Netcom technology consulting and services related to, among other things, the maintenance of servers, software development, design of advertisements, and e-commerce technical services. Baidu Online owns the intellectual property rights resulting from the performance of this agreement. Baidu Netcom agrees to pay service fees to Baidu Online and Baidu Online has the right to adjust the service fees at its sole discretion without the consent of Baidu Netcom. The agreement will be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

The exclusive technology consulting and services agreement between Baidu Online and each of Beijing Perusal and BaiduPay contains substantially the same terms as those between Baidu Online and Baidu Netcom described above. Each of the agreements will be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

In 2017, the amount of service fees Baidu Netcom paid to Baidu Online was 95% of its net income before income taxes. In 2015 and 2016, Baidu Netcom did not pay any service fees to Baidu Online due to Baidu Netcom’s accumulated loss position. Beijing Perusal did not pay any service fees to Baidu Online due to Beijing Perusal’s operating loss in 2015, 2016 and 2017. BaiduPay only paid an insignificant amount of service fees to Baidu Online in 2017 and did not pay any service fees to Baidu Online in 2015 and 2016 due to BaiduPay’s accumulated loss position.

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

License Agreements

Baidu Online and Baidu Netcom have entered into a software license agreement and a web layout copyright license agreement. Pursuant to these license agreements, Baidu Online has granted to Baidu Netcom the right to use, including but not limited to, a software license and a web layout copyright license. Baidu Netcom may only use the licenses in its own business operations. Baidu Online has the right to adjust the service fees at its sole discretion. The software license agreement and web layout copyright license agreement have been renewed since their original expiration and are in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

The web layout copyright license agreements that Baidu Online has entered into with each of Beijing Perusal and BaiduPay contain substantially the same terms as those between Baidu Online and Baidu Netcom described above. Each of the agreements is in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

Exclusive Equity Purchase and Transfer Option Agreement

Pursuant to the exclusive equity purchase and transfer option agreement by and among Baidu Online, Baidu Netcom and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom have irrevocably granted Baidu Online or its designated person(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. The nominee shareholders must remit to Baidu Online any amount that is paid by Baidu Online or its designated person(s) in connection with the purchased equity interest as permitted by the applicable laws. Baidu Online or its designated person(s) have sole discretion to decide when to exercise the option, whether in part or in full amount. Any and all dividends and other capital distributions from Baidu Netcom to the nominee shareholders must be paid to Baidu Online in full amount. Baidu Online will provide unlimited financial support to Baidu Netcom, if Baidu Netcom becomes in need of any form of reasonable financial support in the normal operation of business. If Baidu Netcom were to incur any loss and as a result cannot repay any loans from Baidu Online, Baidu Online will unconditionally forgive any such loans to Baidu Netcom upon provision by Baidu Netcom of sufficient proof for its loss and incapacity to repay. The agreement will terminate upon the transfer by the nominee shareholders of Baidu Netcom of all their equity interests in Baidu Netcom to Baidu Online or its designated person(s) or upon expiration of the term of business of Baidu Online or Baidu Netcom.

The exclusive equity purchase and transfer option agreement by and among Baidu Online, each of Beijing Perusal and BaiduPay and their respective nominee shareholders contains substantially the same terms as those described above. Each of the agreements will terminate upon the transfer by the nominee shareholders of Beijing Perusal or BaiduPay of all their equity interests in Beijing Perusal or BaiduPay, as the case may be, to Baidu Online or its designated person(s) or upon expiration of the term of business of Baidu Online or the relevant consolidated affiliated entity.

Loan Agreements

Pursuant to loan agreements amongst Baidu Online and the nominee shareholders of Baidu Netcom, Baidu Online provided interest-free loans with an aggregate amount of RMB2.2 billion (US$334 million) to the nominee shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with the proceeds from the sale of the nominee shareholders’ equity interest in Baidu Netcom to Baidu Online or its designated person(s). The term of each loan is ten years from the date of the agreement and can be extended with the written consent of both parties before expiration. With some of the loan agreements amended and renewed, the earliest will expire on January 17, 2027.

The loan agreements amongst Baidu Online and the nominee shareholders of Beijing Perusal and BaiduPay contain substantially the same terms as those described above, except that the amount of loans extended to the nominee shareholders is RMB3.2 billion (US$491 million) and RMB217 million (US$33 million), respectively. The term of the loan agreements will expire on June 19, 2026 and October 17, 2026, respectively, and can be extended with the written consent of both parties before expiration.

Proxy Agreement/Power of Attorney

Pursuant to the proxy agreement amongst Baidu Online and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom agree to entrust all the rights to exercise their voting power and any other rights as shareholders of Baidu Netcom to the person(s) designated by Baidu Online. Each of the nominee shareholders of Baidu Netcom has executed an irrevocable power of attorney to appoint the person(s) designated by Baidu Online as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval. The proxy agreement will be in effect for an unlimited term unless terminated in writing by Baidu Online. Each of the powers of attorney will be in effect for as long as the relevant nominee shareholder of Baidu Netcom holds any equity interests in Baidu Netcom.

Each of the proxy agreements and powers of attorney amongst Baidu Online and the nominee shareholders of Beijing Perusal and BaiduPay contains substantially the same terms as those described above. Each of the proxy agreements will be in effect for an unlimited term unless terminated in writing by Baidu Online. Each of the powers of attorney will be in effect for as long as the relevant nominee shareholder of Beijing Perusal or BaiduPay holds any equity interests in Beijing Perusal or BaiduPay, as the case may be.

Equity Pledge Agreement

Pursuant to the equity pledge agreement amongst Baidu Online and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom have pledged all of their equity interests in Baidu Netcom to Baidu Online to guarantee their obligations under the loan agreements and Baidu Netcom’s performance of its obligations under the exclusive technology consulting and service agreement. If Baidu Netcom or the nominee shareholders breach their respective contractual obligations, Baidu Online, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The nominee shareholders of Baidu Netcom agree not to dispose of the pledged equity interests or take any actions that would prejudice Baidu Online’s interest. The equity pledge agreement will expire two years after expiration of the term of or the fulfillment by Baidu Netcom and the nominee shareholders of their respective obligations under the exclusive technology consulting and service agreement and the loan agreements.

Each of the equity pledge agreements amongst Baidu Online and the nominee shareholders of Beijing Perusal and BaiduPay contains substantially the same terms as those described above.

We are still in the process of perfecting the equity pledges of Baidu Netcom described above by registration with the relevant local administration for industry and commerce as required for a property right under the PRC Property Rights Law, due to a recent change in shareholder.

Through design of the aforementioned agreements, the nominee shareholders of these affiliated entities have effectively assigned their full voting rights to Baidu Online, which gives Baidu Online the power to direct the activities that most significantly impact the affiliated entities’ economic performance. Baidu Online obtains the ability to approve decisions made by the affiliated entities and the ability to acquire the equity interests in the affiliated entities when permitted by PRC law. Baidu Online is obligated to absorb losses of the affiliated entities that could potentially be significant to the affiliated entities through providing unlimited financial support to the affiliated entities or is entitled to receive economic benefits from the affiliated entities that could potentially be significant to the affiliated entities through the exclusive technology consulting and service fees. As a result of these contractual arrangements, Baidu Online is determined to be the primary beneficiary of these affiliated entities. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between us and these affiliated entities through these contractual arrangements, and we consolidate these affiliated entities through Baidu Online.

We have also entered into contractual arrangements with several other affiliated entities and their respective nominee shareholders through some of our subsidiaries other than Baidu Online, which result in these subsidiaries being the primary beneficiary of the relevant affiliated entities. As a result of these contractual arrangements, there exists a parent-subsidiary relationship between us and the relevant affiliated entities, and we consolidate these affiliated entities through the subsidiaries.

D.	Property, Plant and Equipment

Our corporate headquarters, Baidu Campus, is located in Shangdi, an area designated by the Beijing municipal government as the center of the city’s information technology industry, and we own the office building on Baidu Campus. We also own another office building, Baidu Science Park, in Beijing. Besides Beijing, we own and occupy office buildings in Shanghai and Shenzhen.

We also lease some offices in Beijing, many other cities in China and places outside of China, such as Tokyo (Japan), California (USA), Thailand, Brazil and Indonesia.

We host our servers in China at the internet data centers of China Telecom, China Unicom and China Mobile in over ten selected cities in China, and we also have content delivery network locations in various cities across China. We plan to deploy additional data centers in 2018. We also have a data center in Shanxi, and we expect to complete construction in 2018.

In December 2011, we commenced construction of an office building in Shenzhen, which will serve as our international center in Southern China. Our capital expenditures in connection with the construction of this office building in Shenzhen was RMB196 million (US$30 million) in 2017. We currently expect to complete the planned construction in 2018.

In September 2012, we commenced construction of Shanxi Cloud Computing Center, which will serve as one of our internet data centers in China. Our capital expenditures in connection with the construction of Shanxi Cloud Computing Center was RMB261 million (US$40 million) in 2017. We expect to fully complete the planned construction in 2018.

We currently plan to fund these expenditures with our cash, cash equivalents, restricted cash, short-term investments and anticipated cash flows generated from our operating activities.

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

Overview

Our operations are primarily based in China, where we derive almost all of our revenues. Total revenues in 2017 were RMB84.8 billion (US$13.0 billion), a 20.2% increase over 2016. Operating profit in 2017 was RMB15.7 billion (US$2.4 billion), a 56.1% increase over 2016. Net income attributable to Baidu, Inc. in 2017 was RMB18.3 billion (US$2.8 billion), a 57.3% increase over 2016. Mobile revenues accounted for 73.1% of our total revenues in 2017.

Our total assets as of December 31, 2017 were RMB251.7 billion (US$38.7 billion), of which cash and cash equivalents amounted to RMB11.1 billion (US$1.7 billion). Our total liabilities as of December 31, 2017 were RMB121.4 billion (US$18.7 million), accounting for 48.2% of total liabilities, redeemable noncontrolling interest and equity. As of December 31, 2017, our retained earnings accumulated to RMB102.3 billion (US$15.7 billion).

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

In May 2017, we sold the mobile game business to third-party purchasers. In August 2017, we exchanged the shares of Xiaodu, the subsidiary that operated Baidu Deliveries, with Rajax, which operates the food delivery business under the ele.me brand in China. Since then, Baidu Deliveries has been de-consolidated from our consolidated financial statements.

Reorganization of Operating Segments

In the second quarter of 2017, we reorganized our operating segments from three operating segments into two operating segments, namely Baidu Core and iQIYI. Starting from April 2017, search services and transaction services have been combined into one segment—Baidu Core. The change in operating segments reflects our adjustments to business strategies and operations, as we de-emphasized our transaction services business and shifted such resources to support our online marketing services. Our chief operating decision maker assesses the performance of our company and makes decisions in respect of the allocation of company resources by analyzing the operating results of these two operating segments separately.

Revenues

We generate revenues from Baidu Core and iQIYI. The following table sets forth our revenues by segment, with each segment revenues including inter-segment revenues:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(In millions)
Revenues:
Baidu Core	61,229	59,470	67,681	10,402
iQIYI	5,319	11,237	17,378	2,671

Revenue Generation

Baidu Core. We generate revenue from Baidu Core mainly by providing keyword-based marketing services, which target and are triggered by internet users’ search queries, including primarily P4P services, other online marketing services and artificial intelligence-enabled new business initiatives. We expect that we will continue to earn a majority of our revenues from Baidu Core.

A majority of our revenues from Baidu Core are derived from our P4P services. Our P4P platform is an online marketplace that introduces internet search users to customers, who pay us a fee based on click-throughs for priority placement of their links in the search results. We recognize auction-based revenue from P4P services when a user clicks on a customer’s link in the search results, based on the amount that the customer has agreed to pay for each click-through. Besides the traditional auction-based P4P services, revenues from online marketing services through Baidu Feed has grown rapidly since it was launched in 2016. Our feed platform helps customers target relevant feed users, and customers pay us based on a cost per click basis for in-feed marketing or ad displays of their products.

We also provide our customers with other performance-based and display-based online marketing services. For other performance-based online marketing services, our customers pay us based on performance criteria other than click-throughs, such as the number of app downloads on mobile devices, the number of users registered with our customers or the transaction volume. For display-based online marketing services, our customers pay us based on the duration or the number of ad displays placed on our properties and Baidu Union members’ properties.

Our online marketing services have historically been driven by the general increase in our customers’ online marketing budgets. The number of online marketing customers and average revenue per customer are the primary factors that affect the operating results of our online marketing services. Our online marketing customers are increasingly seeking marketing solutions with measurable results in order to maximize their ROI. To meet customers’ needs, we will continue to evaluate the effectiveness of our various products and services and adjust the mix of our service offerings to optimize our customers’ ROI. Any prolonged economic slowdown in China, however, may cause our customers to decrease or delay their online marketing spending, which could negatively affect our online marketing revenues of Baidu Core. We will continue to make efforts to grow our customer base, improve customer experience and optimize their marketing budget allocation/spending effectiveness on our platform to drive the growth of Baidu Core.

Apart from the online marketing services, a majority of other revenues from Baidu Core are derived from our provision of financial services. Our financial services provides installment payment services to consumers and wealth management services to third-party investors. We recognize the interest revenue of financial services on a net basis after deduction of interest cost incurred.

iQIYI. iQIYI is an innovative market-leading online entertainment service provider in China. iQIYI’s platform features highly popular original content, as well as a comprehensive selection of professionally produced and partner-generated content. iQIYI derives a majority of its revenues from membership services and online advertising services.

iQIYI offers membership packages that allow the members to have access to its premium content, certain commercial skipping and other viewing privileges, and higher community status in iQIYI Paopao social platform. iQIYI also generates a small portion of membership services revenue from on-demand content purchased by the users.

iQIYI’s online advertising revenues are recognized net of advertising agency rebates. Most of iQIYI’s online advertising services are in the form of brand advertising. An increasing portion of online advertising services are in the form of in-feed advertising, which was launched in the fourth quarter of 2016.

Collection

For most Baidu Core services, we collect payments both from our customers directly and through our distributors. We require our P4P customers to pay a deposit before using our P4P services and remind them by an automated notice to replenish the accounts after their account balance falls below a designated amount. We deduct the amount due to us from the deposit paid by a customer when a user clicks on the customer’s link in the search results. In addition, we offer payment terms to some of our customers based on their historical marketing placements and credibility. We also offer longer payment terms to certain qualified distributors, consistent with industry practice.

For most services provided by iQIYI, customers may enter into different payment terms based on their historical marketing placements and credibility. Users are also encouraged to purchase membership services to get enhanced user experience, and such payments are collected from the users by iQIYI or through agents such as China Mobile.

As of December 31, 2017, we had accounts receivable of RMB4.6 billion (US$703 million), net of allowance of RMB316 million (US$48 million).

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, selling, general and administrative expenses, and research and development expenses. Share-based compensation expenses are allocated among these three categories of operating costs and expenses, based on the nature of the work of the employees who have received share-based compensation. Our total operating costs and expenses increased significantly from 2015 to 2017 due to the growth of our business.

Cost of Revenues

The following table sets forth the components of our cost of revenues both in absolute amount and as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(In millions, except percentages)
Total revenues	66,382	100.0	70,549	100.0	84,809	13,034	100.0

Cost of revenues:
Sales tax and surcharges	(4,644)	(7.0)	(4,717)	(6.7)	(6,181)	(951)	(7.3)
Traffic acquisition costs	(8,861)	(13.3)	(10,373)	(14.7)	(9,657)	(1,484)	(11.4)
Bandwidth costs	(3,717)	(5.6)	(4,716)	(6.7)	(5,558)	(854)	(6.6)
Depreciation of servers and other equipment	(2,560)	(3.9)	(3,075)	(4.4)	(3,388)	(521)	(4.0)
Operational costs	(3,882)	(5.9)	(4,430)	(6.3)	(4,697)	(722)	(5.5)
Content costs	(3,745)	(5.6)	(7,864)	(11.1)	(13,398)	(2,059)	(15.9)
Share-based compensation expenses	(49)	(0.1)	(103)	(0.1)	(183)	(28)	(0.2)

Total cost of revenues	(27,458)	(41.4)	(35,278)	(50.0)	(43,062)	(6,619)	(50.9)

Traffic Acquisition Costs. Traffic acquisition costs typically represent the portion of our online marketing revenues that we share with our Baidu Union members. We typically pay a Baidu Union member, based on a pre-arranged agreement, a portion of the online marketing revenues generated from valid click throughs by users of that member’s properties.

Bandwidth Costs. Bandwidth costs are fees we pay to telecommunications carriers such as China Telecom and China Unicom for telecommunications services and for hosting our servers at their internet data centers. We expect our bandwidth costs, as variable costs, to increase with the increasing number of racks of servers and the increasing traffic from our websites and mobile platform. Our bandwidth costs could also increase if the telecommunication carriers increase their service charges.

Depreciation of Servers and Other Equipment. We include in our cost of revenues depreciation expenses of servers and other computer hardware that are directly related to our business operations and technical support.

Operational Costs. Operational costs include primarily salary and benefit expenses, intangible assets amortization, payment platform charges, delivery cost of Baidu Deliveries prior to its share exchange with Raiax Holding and other expenses incurred by our operating and technical support personnel. Salary and benefit expenses include wages, bonuses, medical insurance, unemployment insurance, pension benefits, employee housing fund and other welfare benefits.

Content Costs. Content costs consist primarily of the amortization and impairment of the licensed copyrights, amortization of capitalized produced content, and the fees paid to producers or distributors we paid for content published on our platform to their producers or distributors.

Operating Expenses

The following table sets forth the components of our operating expenses in both absolute amount and as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(In millions, except percentages)
Total revenues	66,382	100.0	70,549	100.0	84,809	13,034	100.0

Cost of revenues	(27,458)	(41.4)	(35,278)	(50.0)	(43,062)	(6,619)	(50.9)
Operating expenses:
Selling, general and administrative	(17,076)	(25.7)	(15,071)	(21.4)	(13,128)	(2,018)	(15.5)
Research and development	(10,176)	(15.3)	(10,151)	(14.4)	(12,928)	(1,987)	(15.2)

Total operating costs and expenses	(54,710)	(82.4)	(60,500)	(85.8)	(69,118)	(10,624)	(81.6)

Selling, General and Administrative Expenses

Our selling, general and administrative marketing expenses primarily consist of promotional and marketing expenses, salaries and benefits for our sales, marketing, general and administrative personnel, and legal, accounting and other professional services fees.

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

Share-based Compensation Expenses

Baidu, Inc. grants options and restricted shares to our employees, directors and consultants as share-based compensation awards. As of December 31, 2017, there was RMB592 million (US$91 million) unrecognized share-based compensation expenses related to options of Baidu, Inc., which are expected to be recognized over a weighted-average vesting period of 2.8 years. As of December 31, 2017, there was RMB5.3 billion (US$813 million) unrecognized share-based compensation expenses related to restricted shares of Baidu, Inc., which are expected to be recognized over a weighted-average vesting period of 2.9 years. To the extent the actual forfeiture rate is different from our original estimate, actual share-based compensation cost related to these awards may be different from our expectation.

Other subsidiaries also have equity incentive plans granting share-based awards. Total share-based compensation expenses recognized and unrecognized were insignificant, both individually and in the aggregate.

The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses among our employees based on the nature of work they were assigned to perform:

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(In millions, except percentages)
Allocation of Share-based Compensation Expenses
Cost of revenues	49	3.6	103	5.9	183	28	5.6
Selling, general and administrative	487	35.1	429	24.4	973	150	30.0
Research and development	851	61.3	1,228	69.7	2,088	321	64.4

Total share-based compensation expenses	1,387	100.0	1,760	100.0	3,244	499	100.0

Taxation

Cayman Islands and BVI

We are not subject to income or capital gain tax under the current laws of the Cayman Islands and the British Virgin Islands. Additionally, upon payments of dividends by the Company, no Cayman Island withholding tax will be imposed.

Hong Kong

Subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

Japan

As a result of the Japanese tax regulations amendments, the statutory income tax rate has been reduced from 38.0% to approximately 35.6%, 33.5% and 31.7% effective for the years ended December 31, 2015, 2016 and 2017, respectively.

PRC Enterprise Income Tax

Effective from January 1, 2008, the PRC’s statutory enterprise income tax, or EIT, rate is 25%. An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a “High and New Technology Enterprise” strongly supported by the state. Pursuant to the Administrative Measures on the Recognition of High and New Technology Enterprises, as amended in January 2016, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation make joint determination on whether an enterprise is qualified as a “High and New Technology Enterprise” under the EIT Law. In making such determination, these government agencies consider, among other factors, ownership of core technology, whether the key technology supporting the core products or services fall within the scope of high and new technology strongly supported by the state as specified in the measures, the ratios of research and development personnel to total personnel, the ratio of research and development expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. A “High and New Technology Enterprise” certificate is effective for a period of three years. A number of our PRC subsidiaries and consolidated affiliated entities, such as Baidu Online and Baidu Netcom, obtained the “High and New Technology Enterprise” certificates. The related tax holiday under such “High and New Technology Enterprise” certificates of these entities will expire in 2018, 2019 or 2020.

If any entity fails to maintain the “High and New Technology Enterprise” qualification under the EIT Law, its tax rate will increase, which could have a material and adverse effect on our results of operations and financial position. Historically, all of the PRC subsidiaries and consolidated affiliated entities mentioned above successfully re-applied for the certificates when the prior ones expired.

An enterprise may benefit from a preferential tax rate of 10% under the EIT law if it qualifies as a “Key Software Enterprise.” Enterprises wishing to enjoy the “Key Software Enterprise” status will be subject to relevant governmental authorities’ assessment each year as to whether they are entitled to the preferential tax rate of 10%. Due to the “Key Software Enterprise” status, Baidu Online was entitled to a preferential income tax rate of 10% for four consecutive years from 2013 to 2016, so was Baidu China for 2015 and 2016, and Baidu International for 2016. Prior to May 2016, a “Key Software Enterprise” used to be designated jointly by the National Development and Reform Commission, the MIIT, the Ministry of Commerce, the Ministry of Finance and the State Administration of Taxation. In May 2016, the four PRC governmental authorities jointly issued a notice, pursuant to which an enterprise may be entitled to the preferential income tax rate of 10% by filing with the local tax authority with supporting documentation proving its qualifications to be a “Key Software Enterprise” during its annual income tax filing process. The “Key Software Enterprise” status of Baidu Online, Baidu China and Baidu International for 2017 will be filed with tax authorities before the end of May 2018 and will be subject to relevant governmental authorities’ assessment.

If our PRC subsidiaries or consolidated affiliated entities that have enjoyed preferential tax treatment no longer qualify for the preferential treatment, we will consider available options under applicable law that would enable us to qualify for alternative preferential tax treatment. To the extent we are unable to offset the impact of the expiration of existing preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, the expiration of existing preferential tax treatment may cause our effective tax rate to increase. The amount of income tax payable by our PRC subsidiaries and consolidated affiliated entities in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the entities. Our effective tax rate depends partially on the extent of the relative contribution of each of our subsidiaries and consolidated affiliated entities to our consolidated taxable income. In 2015, 2016 and 2017, our consolidated effective tax rate was 14%, 20% and 14%, respectively.

Withholding Tax

Under the EIT Law and its implementation rules, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its non-resident enterprise investors, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to the EIT at the rate of 10%, namely withholding tax, unless the non-resident enterprise investor’s jurisdiction of incorporation has a tax treaty or arrangement with China that provides for a reduced withholding tax rate or an exemption from withholding tax. The Caishui (2008) No. 1 Notice clarifies that undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 will be exempted from any withholding tax.

The British Virgin Islands, where Baidu Holdings Limited, the sole shareholder of certain of our PRC subsidiaries such as Baidu Online, was incorporated, does not have such a tax treaty with China.

Hong Kong, where Baidu (Hong Kong) Limited, our wholly owned subsidiary and the sole shareholder of certain of our PRC subsidiaries such as Baidu Times and Baidu China, was incorporated, has a tax arrangement with China that provides for a lower withholding tax rate of 5% on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. However, pursuant to a SAT Circular 81 issued by the State Administration of Taxation in February 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from the reduced withholding tax rate on dividends due to a structure or arrangement designed for the primary purpose of obtaining favorable tax treatment, the PRC tax authorities may adjust the preferential tax treatment. Moreover, pursuant to a SAT Circular 9 issued by the State Administration of Taxation in February 2018, which will become effective from April 1, 2018 and supersede the SAT Circular 601 issued by the State Administration of Taxation in October 2009, a resident of a contracting state will not qualify for the benefits under the tax treaties or arrangements, if it is not the “beneficial owner” of the dividend, interest and royalty income. According to SAT Circular 9, a “beneficial owner” is required to have ownership and the right to dispose of the income or the rights and properties giving rise to the income, and generally engage in substantive business activities. An agent or conduit company will not be regarded as a “beneficial owner” and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up primarily for the purpose of evading or reducing taxes or transferring or accumulating profits. In addition, pursuant to a SAT Circular 60 issued by the State Administration of Taxation in August 2015, non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises may, if they determine by self-assessment that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply for the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-filing examinations by the relevant tax authorities.

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

PRC VAT in Lieu of Business Tax

In November 2011, the Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting forth the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The VAT reform program initially applied only to the pilot industries in Shanghai, and was expanded to eight additional regions, including, among others, Beijing and Guangdong province, in 2012. In August 2013, the program was further expanded nationwide. In May 2016, the pilot program was extended to cover additional industry sectors such as construction, real estate, finance and consumer services.

With respect to all of our PRC entities for the period immediately prior to the implementation of the VAT reform program, revenues from our services are subject to a 5% PRC business tax. Revenues from our online advertising distribution services are subject to an additional 3% cultural business construction fee.

All of our PRC entities have been subject to VAT since August 1, 2013. These entities are required to pay VAT instead of business tax for services that are deemed by the relevant tax authorities to be within the pilot industries at a rate of 6%. In addition, cultural business construction fee is imposed at the rate of 3% on revenues derived from our online advertising distribution services.

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

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(In millions)
Consolidated Statements of Comprehensive Income Data
Revenues:
Online marketing services	64,037	64,525	73,146	11,242
Others	2,345	6,024	11,663	1,792

Total revenues	66,382	70,549	84,809	13,034

Operating costs and expenses(1):
Cost of revenues	(27,458)	(35,278)	(43,062)	(6,619)
Selling, general and administrative	(17,076)	(15,071)	(13,128)	(2,018)
Research and development	(10,176)	(10,151)	(12,928)	(1,987)

Total operating costs and expenses	(54,710)	(60,500)	(69,118)	(10,624)

Operating profit	11,672	10,049	15,691	2,410

Interest income	2,362	2,342	3,154	485
Interest expense	(1,041)	(1,158)	(1,615)	(248)
Other income, net, including exchange gains or losses	24,910	4,302	4,116	633
Income / (loss) from equity method investments	4	(1,026)	(63)	(10)
Taxation	(5,475)	(2,913)	(2,995)	(460)

Net income	32,432	11,596	18,288	2,810

Less: Net loss attributable to non-controlling interests	(1,232)	(36)	(13)	(2)

Net income attributable to Baidu, Inc.	33,664	11,632	18,301	2,812

(1) Share-based compensation expenses:
Cost of revenues	(49)	(103)	(183)	(28)
Selling, general and administrative	(487)	(429)	(973)	(150)
Research and development	(851)	(1,228)	(2,088)	(321)

	(1,387)	(1,760)	(3,244)	(499)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Consolidated revenues. Our total revenues increased by 20.2% from RMB70.5 billion in 2016 to RMB84.8 billion (US$13.0 billion) in 2017. Our online marketing revenues increased by 13.4% from RMB64.5 billion in 2016 to RMB73.1 billion (US$11.2 billion) in 2017. The number of our active online marketing customers decreased from approximately 982,000 in 2016 to approximately 775,000 in 2017, while the average revenue per customer increased from approximately RMB65,300 in 2016 to approximately RMB93,500 (US$14,371) in 2017. The decrease of our active online marketing customers was primarily due to the negative impact of implementing measures that we have taken to deliver a better user experience and build a safer and more trustworthy platform for users since May 2016. Consistent with previously reported numbers, the number of active online marketing customers and average revenue per customer exclude those for our group-buying and delivery related businesses. The total number of paid clicks increased by 10.7% from 2016 to 2017.

Other revenues increased by 93.6% from RMB6.0 billion in 2016 to RMB11.7 billion (US$1.8 billion) in 2017, which was mainly due to the growth of membership services of iQIYI and financial services.

Consolidated operating costs and expenses. Our consolidated operating costs and expenses increased by 14.2% from RMB60.5 billion in 2016 to RMB69.1 billion (US$10.6 billion) in 2017. This increase was primarily due to the expansion of our business, including the increase in content cost from iQIYI.

Cost of Revenues. Our cost of revenues increased by 22.1% from RMB35.3 billion in 2016 to RMB43.1 billion (US$6.6 billion) in 2017. This increase was primarily due to the following factors:

•

Traffic Acquisition Costs. Our traffic acquisition costs decreased by 6.9% from RMB10.4 billion in 2016 to RMB9.7 billion (US$1.5 billion) in 2017. Traffic acquisition costs represent 11.4% of total revenues in 2017, compared to 14.7% in 2016. The decrease in our traffic acquisition costs was mainly due to the growing contribution of our online marketing services through Baidu Feed and iQIYI services, which incurred less traffic acquisition costs.

•

Bandwidth Costs and Depreciation Expenses. Our bandwidth costs increased by 17.8% from RMB4.7 billion in 2016 to RMB5.6 billion (US$854 million) in 2017. Our depreciation expenses of servers and other equipment increased by 10.2% from RMB3.1 billion in 2016 to RMB3.4 billion (US$521 million) in 2017. The increases in these costs were mainly due to the expansion of our network infrastructure capacity in order to support growing business needs.

•

Sales Tax and Surcharges. Our sales tax and surcharges increased by 31.0% from RMB4.7 billion in 2016 to RMB6.2 billion (US$951 million) in 2017, mainly resulting from the growth of our revenues as well as a larger portion of our revenues becoming subject to certain surcharges.

•

Operational Costs. Our operational costs increased by 6.0% from RMB4.4 billion in 2016 to RMB4.7 billion (US$722 million) in 2017, primarily due to the increases in allowance for credit losses relating to micro loans and staff-related costs, which were partially offset by the decrease of delivery cost as a result of the share exchange of Xiaodu with Rajax.

•

Content Costs. Our content costs increased by 70.4% from RMB7.9 billion in 2016 to RMB13.4 billion (US$2.1 billion) in 2017, primarily due to the rapid expansion of original content production and licensing of third-party contents by iQIYI.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decrease by 12.9% from RMB15.1 billion in 2016 to RMB13.1 billion (US$2.0 billion) in 2017. This decrease was primarily due to the following factors:

•

Marketing and promotion expenses decreased by 41.1% from RMB7.8 billion in 2016 to RMB4.6 billion (US$703 million) in 2017, primarily due to a continuous decrease in promotional spending relating to our transaction related services;

•	Total salaries and benefits and staff-related expenses increased by 7.0% from RMB4.1 billion in 2016 to RMB4.4 billion (US$679 million) in 2017; and

•	Share-based compensation expenses related to selling, general and administrative expenses increased by 126.7% from RMB429 million in 2016 to RMB973 million (US$150 million) in 2017.

Research and Development Expenses. Our research and development expenses increased by 27.4% from RMB10.2 billion in 2016 to RMB12.9 billion (US$2.0 billion) in 2017, primarily due to the increase in staff-related costs of research and development personnel.

Operating profit. As a result of the foregoing, we generated an operating profit of RMB15.7 billion (US$2.4 billion) in 2017, a 56.1% increase from RMB10.0 billion in 2016.

Other income, net, including exchange gains or losses. Our other income, net, including exchange gains or losses was RMB4.1 billion (US$633 million) in 2017, compared to RMB4.3 billion in 2016. Other income, net, including exchange gains or losses in 2017, mainly consisted of an investment gain recognized as a result of our exchange of Xiaodu with Rajax.

Income (loss) from equity method investments. We had loss from equity method investments of RMB63 million (US$10 million) in 2017, as compared to loss from equity method investments of RMB1.0 billion in 2016, mainly attributable to our significant investee, Ctrip, which turned from loss-incurring position to profit-making in 2017.

Taxation. Our income tax expenses increased by 2.8% from RMB2.9 billion in 2016 to RMB3.0 billion (US$460 million) in 2017. The effective tax rate decreased from 20.1% in 2016 to 14.1% in 2017, mainly due to a nontaxable investment gain.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. increased from RMB11.6 billion in 2016 to RMB18.3 billion (US$2.8 billion) in 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Consolidated revenues. Our total revenues increased by 6.3% from RMB66.4 billion in 2015 to RMB70.5 billion in 2016. Our online marketing revenues increased slightly by 0.8% from RMB64.0 billion in 2015 to RMB64.5 billion in 2016. The number of our active online marketing customers decreased from approximately 1,049,000 in 2015 to approximately 982,000 in 2016 while the average revenue per customer increased from approximately RMB60,500 in 2015 to approximately RMB65,300 in 2016. The decrease of our active online marketing customers was primarily due to the measures we have implemented since May 2016, which included turning down customers who do not meet our new requirements, in order to deliver a better user experience and build a safer and more trustworthy platform for users. Consistent with previously reported numbers, the number of active online marketing customers and average revenue per customer exclude those for our group-buying and delivery related businesses. The total number of paid clicks increased by 10.6% from 2015 to 2016. The other revenues increased by 156.9% from RMB2.3 billion in 2015 to RMB6.0 billion in 2016, which was mainly due to the growth of membership services of iQIYI.

Consolidated operating costs and expenses. Our consolidated operating costs and expenses increased by 10.6% from RMB54.7 billion in 2015 to RMB60.5 billion in 2016. This increase was primarily due to the expansion of our business, and in particular the content cost of iQIYI.

Cost of Revenues. Our cost of revenues increased by 28.5% from RMB27.5 billion in 2015 to RMB35.3 billion in 2016. This increase was primarily due to the following factors:

•

Traffic Acquisition Costs. Our traffic acquisition costs increased by 17.1% from RMB8.9 billion in 2015 to RMB10.4 billion in 2016. Traffic acquisition costs represent 14.7% of total revenues in 2016, compared to 13.3% in 2015. The increase in our traffic acquisition costs mainly reflected the change in the mix of Baidu Union members.

•

Bandwidth Costs and Depreciation Expenses. Our bandwidth costs increased by 26.9% from RMB3.7 billion in 2015 to RMB4.7 billion in 2016. Our depreciation expenses of servers and other equipment increased by 20.1% from RMB2.6 billion in 2015 to RMB3.1 billion in 2016. The increases in these costs were mainly due to our investment in increasing our network infrastructure capacity.

•	Sales Tax and Surcharges. Our sales tax and surcharges increased by 1.6% from RMB4.6 billion in 2015 to RMB4.7 billion in 2016, in line with the increase in revenues.

•

Operational Costs. Our operational costs increased by 14.1% from RMB3.9 billion in 2015 to RMB4.4 billion in 2016, primarily due to the increases of delivery cost of Baidu Deliveries and staff-related costs, which were partially offset by the decrease of payment platform charges and intangible amortization expenses.

•	Content Costs. Our content costs increased by 110.0% from RMB3.7 billion in 2015 to RMB7.9 billion in 2016, primarily due to the increase in video content costs of iQIYI.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by 11.7% from RMB17.1 billion in 2015 to RMB15.1 billion in 2016. This decrease was primarily due to the following factors:

•

Total salaries and benefits and staff-related expenses decreased by 3.2% from RMB4.3 billion in 2015 to RMB4.1 billion in 2016, primarily due to the decreased headcount of certain business resulting from the change from the direct sales model to distribution model during 2016;

•

Marketing and promotion expenses decreased by 20.9% from RMB9.8 billion in 2015 to RMB7.8 billion in 2016, primarily due to the reduced promotional spending relating to our transaction related services;

•

Total office operating expenses decreased by 22.0% from RMB658 million in 2015 to RMB514 million in 2016, primarily as a result of reduced office rental expenses as new buildings owned by us went into service; and

•	Share-based compensation expenses allocated to selling, general and administrative expenses decreased by 11.8% from RMB487 million in 2015 to RMB429 million in 2016.

Research and Development Expenses. Our research and development expenses remained flat at RMB10.2 billion in 2016.

Operating profit. As a result of the foregoing, we generated an operating profit of RMB10.0 billion in 2016, a 13.9% decrease from RMB11.7 billion in 2015.

Other income, net, including exchange gains or losses. Our other income, net, including exchange gains or losses was RMB4.3 billion in 2016, compared to RMB24.9 billion in 2015. The other income, net, including exchange gains or losses in 2016, mainly consisted of the investment gain recognized as a result of our exchange of Uber (Cayman), Ltd., or Uber China, shares with Xiaoju Kuaizhi, Inc., or Didi.

Income (loss) from equity method investments. We had loss from equity method investments of RMB1.0 billion in 2016, as compared to income from equity method investments of RMB4 million in 2015 mainly due to the loss pick up of our significant investee, Ctrip.

Taxation. Our income tax expenses decreased by 46.8% from RMB5.5 billion in 2015 to RMB2.9 billion in 2016, primarily due to the significant tax expense recognized in 2015 in relation to our exchange of Qunar shares with Ctrip. The effective tax rate for 2016 was 20.1% as compared to 14.4% in 2015. Excluding the share exchange transaction impact for the past two years, the effective tax rate was flat year-over-year.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. decreased from RMB33.7 billion in 2015 to RMB11.6 billion in 2016.

Segment Revenues

The following table sets forth our revenues by segment and year-over-year change rate for the periods indicated, with each segment revenues including inter-segment revenues:

	Year ended December 31,
	2015	2016		2017
	RMB	RMB	YoY%	RMB	US$	YoY%
	(In millions, except percentages)
Revenues:
Baidu Core	61,229	59,470	(2.9)	67,681	10,402	13.8
iQIYI	5,319	11,237	111.3	17,378	2,671	54.6

Baidu Core. Baidu Core revenue increased by 13.8% from RMB59.5 billion in 2016 to RMB67.7 billion (US$10.4 billion) in 2017. This increase was primarily due to the increase in average revenue per customer, partially offset by the decrease in the number of customers, which was primarily due to the implementing measures that we have taken to deliver a better user experience and build a safer and more trustworthy platform for users since May 2016.

Baidu Core revenues decreased by 2.9% from RMB61.2 billion in 2015 to RMB59.5 billion in 2016. This decrease was primarily due to the implementing measures that we have taken to deliver a better user experience and build a safer and more trustworthy platform for users since May 2016, which had a negative impact on the number of customers and our revenues in the short term.

iQIYI. Our iQIYI revenues increased by 54.6% from RMB11.2 billion in 2016 to RMB17.4 billion (US$2.7 billion) in 2017. This increase was mainly attributable to the increase in membership services revenues and online marketing revenues.

iQIYI revenues increased by 111.3% from RMB5.3 billion in 2015 to RMB11.2 billion in 2016. This increase was mainly attributable to the increase in online marketing revenues and membership services revenues.

Segment Operating Costs and Expenses

The following table sets forth our operating costs and expenses by segment and year-over-year change rate for the periods indicated:

	Year ended December 31,
	2015	2016		2017
	RMB	RMB	YoY%	RMB	US$	YoY%
	(In millions, except percentages)
Operating Costs and Expenses:
Baidu Core	(47,179)	(46,597)	(1.2)	(47,966)	(7,373)	2.9
iQIYI	(7,746)	(14,027)	81.1	(21,331)	(3,278)	52.1

Baidu Core. Operating costs and expenses of Baidu Core mainly consist of traffic acquisition costs, staff related costs, business tax and surcharges, depreciation and intangible amortization expenses, bandwidth costs, marketing and promotion expenses, and delivery costs.

Operating costs and expenses of Baidu Core were RMB48.0 billion (US$7.4 billion) in 2017, compared to RMB46.6 billion in 2016. The increase was primarily due to a 13.8% increase in salaries and benefits and staff-related expenses, a 74.8% increase in share-based compensation expenses, a 25.7% increase in sales tax and surcharges, a 264.6% increase in bad debt and credit loss of micro loans, a 9.8% increase in depreciation and amortization costs, a 171.3% increase in content cost incurred by growth in Baidu Feed, and a 22.0% increase in bandwidth costs, partially offset by a 52.9% decrease in marketing and promotion expenses, a 7.7% decrease in traffic acquisition cost and a 57.6% decrease in delivery costs, all compared to the figures in 2016.

Operating costs and expenses of Baidu Core were RMB46.6 billion in 2016, compared to RMB47.2 billion in 2015. The decrease was primarily due to a 25.0% decrease in promotion expenses, an 8.8% decrease in staff-related costs and a 38.4% decrease in payment platform charges, partially offset by a 16.7% increase in traffic acquisition costs, a 298.8% increase in delivery costs of Baidu Deliveries and an 18.0% increase in depreciation costs, all compared to the figures in 2015.

iQIYI. Operating costs and expenses of iQIYI mainly consist of content costs, bandwidth costs, staff related costs, marketing and promotion expenses, and business tax and surcharges.

Operating costs and expenses of iQIYI were RMB21.3 billion (US$3.3 billion) in 2017, compared to RMB14.0 billion in 2016. The increase was primarily due to a 67.3% increase in content costs, a 51.3% increase in marketing and promotion expenses, a 43.8% increase in staff related costs, and a 54.5% increase in business tax and surcharges, compared to the figures in 2016.

Operating costs and expenses of iQIYI were RMB14.0 billion in 2016, compared to RMB7.7 billion in 2015. The increase was primarily due to a 104.1% increase in content costs, a 60.6% increase in bandwidth costs, a 50.1% increase in staff related costs, and an 83.7% increase in business tax and surcharges, compared to the figures in 2015.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2015, 2016 and 2017 were 1.4%, 2.0% and 1.6%, respectively. The year-over-year percent change in the consumer price index for January 2016, 2017 and 2018 was increase of 1.8%, 2.5% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The average exchange rate between the U.S. dollar and the RMB has declined from RMB8.1056 per U.S. dollar in July 2005 to RMB6.5063 per U.S. dollar in December 2017. As of December 31, 2017, we recorded RMB888 million (US$136 million) of net foreign currency translation loss in accumulated other comprehensive income as a component of shareholders’ equity. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material and adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

Consolidation of Affiliated Entities

In order to comply with PRC laws and regulations limiting foreign ownership of or imposing conditions on internet content, advertising, audio and video services, and mobile app distribution businesses, we operate our websites and conduct our internet content, advertising, audio and video services, and mobile app distribution businesses through our affiliated entities in China by means of contractual arrangements. We have entered into certain exclusive agreements with the affiliated entities through our subsidiaries, which obligate them to absorb losses of the VIEs’ that could potentially be significant to the VIEs or entitle the Primary Beneficiaries to receive economic benefits from the VIEs that could potentially be significant to the VIEs. In addition, we have entered into certain agreements with the affiliated entities and the nominee shareholders of affiliated entities through our subsidiaries, which enable us to direct the activities that most significantly affect the economic performance of the affiliated entities. Based on these contractual arrangements, we consolidate the affiliated entities as required by SEC Regulation SX-3A-02 and ASC topic 810, Consolidation, because we hold all the variable interests of the affiliated entities through the subsidiaries, which are the primary beneficiaries of the affiliated entities. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurring. We will also continuously reconsider whether we are the primary beneficiaries of our affiliated entities as facts and circumstances change. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

Segment Reporting

We historically had only one single reportable segment because our chief operating decision maker, or CODM, formerly relied on the consolidated results of operations when making decisions on allocating our resources and assessing our performance. Starting from the quarter ended June 30, 2015, we have reorganized our operation into three segments, namely the Search Services, Transaction Services and iQIYI, as a result of our expansion of offerings into multiple services.

Starting from April 2017, Search Services and Transaction Services were combined into one segment, namely, Baidu Core. The change in reportable segments reflects the Company’s strategic shift and the operational change to scale back transaction services and focus on its core business. As of December 31, 2017, we had two reportable segments, namely, Baidu Core and iQIYI. Baidu Core mainly consists of performance-based online marketing services, other online marketing services, artificial intelligence-enabled new business initiatives and internet financial services. iQIYI is an online entertainment service provider that, offers original, professionally produced and partner-generated content on its platform.

Our chief executive officer, who has been identified as the CODM, reviews the operating results of Baidu Core and iQIYI in order to allocate resources and assess our performance. Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC topic 280, Segment Reporting.

Revenue Recognition

We recognize revenues based on the following principles:

(1)	Performance-based online marketing services

Cost-per-click. Our auction-based P4P platform enables a customer to place its website link and related description on our search result list on the platform which could be accessed through personal computers or mobile devices. Customers make bids on keywords based on how much they are willing to pay for each click to their listings in the search results listed on our platform and the relevance between the keywords and the customer’s businesses. Internet users’ search of the keyword will trigger the display of the listings. The ranking of the customer’s listing depends on both the bidding price and the listing’s relevance to the keyword searched. Customers pay us only when a user clicks on one of its website links.

Besides our traditional auction-based P4P services, we also display in-feed marketing to targeted users through Baidu Feed. Customers pay the Company when a targeted user clicks the in-feed marketing and turns to its platforms.

For the type of cost-per-clicks, revenue is recognized when all of the revenue recognition criteria set forth in ASC 605 are met, which is generally when a user clicks on one of the customer-sponsored links or in-feed marketing.

Other performance-based online marketing services. To the extent we provide online marketing services based on performance criteria other than cost-per-click, such as the number of downloads (and user registration) of mobile applications and the pre-determined ratios of completed transaction volumes, revenue is recognized when the specified performance criteria are met together with satisfaction of other applicable revenue recognition criteria as prescribed by ASC 605.

(2)	Display-based online advertising services

We provide display-based online advertising services to customers by integrating text description, image and video, and displaying the advertisement in a prominent position of the search result page, vertical search products or through Baidu Feed, we recognize revenue, in accordance with ASC 605, on a pro-rata basis over the contractual term for cost per time advertising arrangements commencing on the date the customer’s advertisement is displayed on our platform or on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements.

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

(4)	Membership services

We offer membership services which provide subscribing members with access to the streaming of premium content in exchange for a non-refundable upfront membership fee. Membership periods range from one month to twelve months. The receipt of membership fees is initially recorded as deferred revenue and we recognize revenue ratably over the membership period as services are rendered.

(5)	Financial services

We offer financial services which include provision of installment payment services to consumers and wealth management services to third-party investors. Interest income earned from provision of financial services is reported as “Other revenues” and reported on a net basis after deduction of related interest costs incurred. Gross interest income and interest costs recognized for the years ended December 31, 2017 are RMB3.5 billion (US$543 million) and RMB1.9 billion (US$288 million), respectively. Gross interest income and interest cost for the years ended December 31, 2016 and 2015 are insignificant.

(6)	Barter transactions

Nonmonetary exchanges of licensed copyrights of video contents.

We enter into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provide rights for each party to broadcast the licensed copyrights received only on its own platform. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. We account for these nonmonetary exchanges in accordance with ASC topic 845, or ASC 845, Nonmonetary Transactions, and record the transaction based on the fair value of the asset surrendered. Barter sublicensing revenues are recognized in accordance with ASC subtopic 926-605, Entertainment-Films; Revenue Recognition when all of the following criteria are met: persuasive evidence of a sub-licensing arrangement with a customer exists, the content is delivered or is available for immediate and unconditional delivery, the sub-license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale, the arrangement fee is fixed or determinable and collection of the arrangement fee is reasonably assured, and when there are no other future obligations under the agreement. We estimate the fair value of the contents surrendered based on various factors, including comparable cash sublicensing transactions and relative size, scale, and market share of counterparties to the exchange.

The attributable cost of the barter transaction is recognized as cost of revenues from the amortization of the sublicensing right component of the exclusive licensed copyright, computed using the individual-film-forecast-computation method in accordance with ASC topic 926, or ASC 926, Entertainment—Films.

Other nonmonetary exchanges.

We engage in certain barter transactions other than licensed copyrights of video contents from time to time and in such situations follow the guidance set forth in ASC 845. While nonmonetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, or the transaction lacks commercial substance, or the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange, the transaction is recognized based on the carrying value of the product or services provided. We also engage in certain advertising barter transactions and follow the guidance set forth in ASC subtopic 605-20, Revenue Recognition: Services. The advertising barter transactions generally are recorded at fair value. If the fair value of the advertising surrendered in the barter transaction is not determinable within required limits, the barter transaction is recorded based on the carrying amount of the advertising surrendered, which is generally nil. The amount of revenues recognized for barter transactions other than licensed copyrights of video contents was insignificant for each of the years presented.

(7)	Other revenue recognition related policies

In accordance with ASC subtopic 605-25, or ASC 605-25, Revenue Recognition: Multiple-Deliverable Revenue Arrangements, for arrangements that include multiple deliverables, primarily for advertisements to be displayed in different spots, placed under different forms and occurring at different times, we evaluate all the deliverables in the arrangement to determine whether they represent separate units of accounting. For the arrangements with deliverable items to be considered a separate unit of accounting, we allocate the total consideration of the arrangement based on their relative selling price, with the selling price of each deliverable determined using vendor-specific objective evidence of selling price, third-party evidence of selling price, or management’s best estimate of the selling price, or BESP, and recognize revenue as each deliverable is provided. We consider all reasonably available information in determining the BESP, including both market and entity-specific factors.

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

We account for share awards issued to non-employees in accordance with the provisions of ASC subtopic 505-50, Equity: Equity-based Payments to Non-Employees. We use the Black-Scholes-Merton option pricing model method to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation. ASC 718 also requires share-based compensation to be presented in the same manner as cash compensation rather than as a separate line item.

Income Taxes

We recognize income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. We record valuation allowance against the amount of deferred tax assets that we determine is not more-likely-than-not to be realized. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date. For reconciliation of tax computed by applying the respective statutory income tax rate to pre-tax income, please see “Income taxes” under Note 13 to our audited consolidated financial statements.

We comply with the provisions of ASC topic 740, or ASC 740, Income Taxes, in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We have elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2015, 2016 and 2017, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

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

Loan and Interest Receivables, net of allowance

Loan and interest receivables consist primarily of micro loans to individual borrowers. Such amounts are recorded at the principal net of allowance for credit losses relating to micro loans, and include accrued interest receivable as of the balance sheet date. The loan periods granted by us to the borrowers relating to the micro loans generally range from one to 36 months. The cash flows related to micro loans are included in the cash flows from investing activities category in the consolidated statement of cash flows.

Allowance for credit losses relating to micro loans represents our best estimate of the losses inherent in the outstanding portfolio of loans. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential credit losses, and periodic reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding portfolio of debts. Our estimate of credit losses is primarily based on historical loss experience using a roll rate-based model applied to our loan and interest receivables portfolios. We consider many factors, including but not limited to, the age of the amounts due, payment history, the month of origination, the purpose of the loans, creditworthiness and financial condition of the borrower, terms of the loans, regulatory environment, and general economic conditions.

Licensed Copyrights

Licensed copyrights consist of professionally-produced content such as movies, television series, variety shows, sports and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content has been accepted by us in accordance with the conditions of the license agreement and the content is available for its first showing on our platform. Licensed copyrights are carried at the lower of unamortized cost or net realizable value. Licensed copyrights are presented on the balance sheet as current and non-current based on estimated time of usage.

The current and non-current portions of licensed copyrights of video content are recorded in “Other current assets, net” or “Intangible assets, net”, respectively.

We have two types of licensed copyrights: (i) non-exclusive licensed copyrights and (ii) exclusive licensed copyrights. With respect to non-exclusive licensed copyrights, we have the right to broadcast the contents on our own platform. With Respect to exclusive licensed copyrights, in addition to the broadcasting right, we also have the right to sublicense the underlying contents to third parties.

Some non-exclusive licensed copyrights, mainly comprising newly released movies, television series and seasonal variety shows, are generally amortized using an accelerated method based on historical viewership consumption patterns. Other non-exclusive licensed copyrights, mainly comprising library movies, television series and variety shows and certain non-episodic features, are amortized on a straight-line basis, as the consumption pattern based on historical viewing data supports this amortization method. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised, if necessary. The major factors that impact our viewership consumption patterns include film box office, ratings for television series and variety shows, user traffic on our platform, placement schedule, user tastes and preferences, emerging cultural trends, merchandising and marketing efforts. When the amortization pattern is revised, it is accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250, or ASC 250, Accounting Changes and Error Corrections.

The purchase cost of exclusive licensed copyrights includes a broadcasting right and a right to sublicense to third parties, and we allocate the content cost to these two rights when the exclusive licensed copyrights are initially recognized based on the relative proportion of the total revenues that we estimate will be generated by each right. For the broadcasting right, which is the portion of an exclusive licensed copyright that generates direct and indirect advertising and membership revenues, the content costs are amortized in accordance with ASC subtopic 920-350, or ASC 920-350, Entertainment-Broadcasters: Intangibles—Goodwill and Other, using the same method as non-exclusive licensed copyrights as described above. For the right to sublicense to third parties, which is the portion of an exclusive licensed copyright that generates direct revenues, the content costs are amortized in accordance with ASC 926 using an individual-film-forecast-computation method, which amortizes such costs based on the ratio of the actual sublicensing revenues generated for the current period to the total sublicensing revenues estimated to be generated by the sublicensing right. We revisit the forecasted total direct revenues on a periodic basis and any resulting changes to such estimates and the resulting amortization expense are accounted for prospectively as a change in accounting estimate in accordance with ASC 250.

On a periodic basis, we evaluate the program’s usefulness of the broadcasting rights of the licensed copyrights and record such rights at the lower of unamortized cost or estimated net realizable value pursuant to the guidance in ASC 920-350. When there is a change in the expected usage of licensed copyrights, we estimate net realizable value of licensed copyrights to determine if any impairment exists.

Net realizable value is determined by estimating the expected cash flows generated from the provision of online advertising and membership services, less any direct costs, over the remaining useful lives of non-exclusive licensed copyrights. We estimate advertising and membership cash flows for each category of the content. Estimates that impact advertising and membership cash flows include anticipated levels of demand for our online advertising and membership services and the expected selling prices of our advertisements and membership. For the right to sublicense to third parties, we assess recoverability in accordance with ASC 926-20.

Impairment of Long-Lived Assets Other Than Goodwill

We evaluate long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC topic 360, or ASC 360, Property, Plant and Equipment.

When such events occur, we assess the recoverability of the assets group based on the undiscounted future cash flow the assets group is expected to generate and recognize an impairment loss when estimated undiscounted future cash flow expected to result from the use of the assets group plus net proceeds expected from disposition of the assets group, if any, is less than the carrying value of the assets group. If we identify an impairment, we reduce the carrying amount of the assets group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet. The impairment charges of long-lived assets are nil, RMB1 million and RMB209 million (US$32 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

Impairment of Goodwill

We assess goodwill for impairment in accordance with ASC subtopic 350-20, or ASC 350-20, Intangibles—Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

As of December 31, 2017, we had two reporting units, consisting of Baidu Core and iQIYI.

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

In 2017, we performed a qualitative assessment for Baidu Core reporting unit. Based on the requirements of ASC350-20, we evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, financial performance, and our share price. We weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary as of December 31, 2017.

We elected to assess goodwill for impairment using the two-step process for the iQIYI reporting unit. Significant management judgment is involved in determining the estimates and assumptions, and actual results may differ from the estimates and assumptions used in valuations. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit, which could trigger future impairment. The judgment in estimating the fair value of the reporting unit includes forecasts of future cash flows, which are based on our best estimate of future revenue and operating expense growth rates, future capital expenditure and working capital level, as well as discount rate determined by weighted average cost of capital approach and the selection of comparable companies operating in similar businesses. We also reviewed marketplace data to assess the reasonableness of our assumptions, such as discount rate, operating margins and working capital level. The fair value of iQIYI exceeded its carrying amount, and therefore goodwill related to the reporting unit was not impaired and we were not required to perform further testing.

The impairment charges of goodwill are nil for the years ended December 31, 2015, 2016 and 2017.

Impairment of Long-term Investments

Our long-term investments consist of cost method investments, equity method investments, available-for-sale investments and investments accounted for at fair value.

We periodically review our cost method investments and equity method investments for impairment. If we conclude that any of such investments is impaired, we will assess whether such impairment is other-than-

temporary. Factors we consider to make such determination include the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

As available-for-sale investments are reported at fair value, when the decline in value is determined to be other-than-temporary, the impairment loss on the long-term available-for-sale investments would be recognized in the consolidated statements of comprehensive income.

Investments accounted for at fair value are recorded at fair value, and changes in fair value are recorded in the consolidated income statements in the period the change occurs.

Determination of fair value particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If impairment is considered other-than-temporary, the asset will be written down to its fair value and the corresponding charge will be recorded in the consolidated financial statements. Impairment charges on long-term investments for 2015, 2016 and 2017 were RMB117 million, RMB245 million and RMB597 million (US$92 million), respectively.

Transfers of Financial Assets

We account for the transfers of financial assets in accordance with ASC topic 860, or ASC 860, Transfers and Servicing. For a transfer of financial assets to be considered as a sale, the assets would be removed from our consolidated balance sheets. If the conditions for sale required by ASC 860 are not met, the transfer is considered to be a secured borrowing included in “Amounts due to the third-party investors” on the consolidated balance sheets, the assets remain on the consolidated balance sheets as “Other invested securities” and the sale proceeds are recognized as our liability.

Certain financial assets that we bought as an agent on behalf of third-party investors have been isolated from us, even in the event of bankruptcy or other receivership. These financial assets and associated liabilities are not recorded on our consolidated balance sheets.

Business Combination

We account for business combinations using the purchase method of accounting in accordance with ASC topic 805, Business Combinations. The purchase method accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

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

As of December 31, 2017, our principal source of liquidity was RMB100.7 billion (US$15.5 billion) of cash, cash equivalents, restricted cash and short-term investments. Our cash and cash equivalents consist of cash on hand and investments in interest bearing demand deposit accounts, time deposits, money market funds and other liquid investments which have original maturities of three months or less. The short-term investments primarily consist of fixed-rate and adjustable-rate debt investments with original maturity of less than one year. We believe that our current cash, cash equivalents, restricted cash and short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks.

Furthermore, cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to their parent companies outside of China or our company, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” As of December 31, 2017, our PRC subsidiaries and consolidated affiliated entities held RMB96.6 billion (US$14.8 billion) of cash, cash equivalents, restricted cash, and short-term investments, RMB428 million (US$66 million) of which were in the form of foreign currencies.

We have entered into the following loan transactions with commercial banks:

•

In December 2014, we entered into two loan agreements with Bank of China (Los Angeles Branch), pursuant to which we borrowed a two-year unsecured loan of US$150 million and a three-year unsecured loan of US$150 million. Both loans were intended for our general working capital and had a floating interest rate. In connection with the loan agreements, we entered into two interest swap agreements, pursuant to which the loans will be settled in a fixed annual interest rate of 2.31% and 2.45%, respectively, during the respective term of the loans. The loans were fully repaid when they became due.

•

In July 2015, we entered into a loan agreement with Sumitomo Mitsui Banking Corporation, pursuant to which we were entitled to borrow an unsecured US$ denominated loan of US$150 million with a floating interest rate for general working capital purposes. In August 2015, we drew down US$150 million with a term of two years under the facility commitment. In connection with the loan agreement, we entered into an interest swap agreement, pursuant to which the loan will be settled with a fixed annual interest rate of 1.41% during the term of the loan. In August 2017, the loan was fully repaid when it became due.

•

In August 2015, we entered into a loan agreement with The Hong Kong and Shanghai Banking Corporation Limited, pursuant to which we were entitled to borrow an unsecured US$ denominated loan of US$200 million, with a fixed annual interest rate of 1.42%, for general working capital purposes. In August 2015, we drew down US$200 million with a term of two years under the facility commitment. In August 2017, the loan was fully repaid when it became due.

•

In January 2016, we entered into a banking facility agreement with China Merchants Bank (Beijing Branch), pursuant to which we were entitled to borrow a RMB denominated loan of RMB200 million (US$31 million) for one year with a fixed annual interest rate at 95% of the benchmark one-year lending rate published by the People’s Bank of China. The loan was intended exclusively for iQIYI’s general working capital purposes. In January 2016, we drew down RMB54 million (US$8 million) with a fixed interest rate of 4.13%. In February 2016, we drew down an additional RMB21 million (US$3 million) with a fixed interest rate of 4.13%. In December 2016, additional RMB26 million (US$4 million) was drawn down with a fixed interest rate of 4.13%. By the end of December 2017, the loan had been fully repaid.

•

In June 2016, we entered into a five-year US$2.0 billion term and revolving facility agreement with a group of 21 arrangers. The facilities, a US$1.0 billion five-year unsecured floating rate loan and a US$1.0 billion five-year unsecured revolving facility, were priced at 110 basis points over LIBOR. The use of proceeds of the facilities were intended for general corporate purposes. In June 2016, we drew down two tranches of US$250 million under the facility commitment. In November 2016, we drew down additional two tranches of US$250 million under the facility commitment. In connection with the facilities, we entered into four interest rate swap agreements, pursuant to which US$250 million of the loans will be settled with a fixed annual interest rate of 2.11%, US$250 million of the loans will be settled with a fixed annual interest rate of 2.10%, and US$500 million of the loans will be settled with a fixed annual interest rate of 2.78%. As of December 31, 2017, we had an outstanding balance of US$1.0 billion under the two facilities, US$500 million of which will be due in June 2021 and US$500 million of which will be due in November 2021.

•

In July 2016, we entered into a banking facility agreement with China Merchants Bank (Beijing Branch), pursuant to which we were entitled to borrow an unsecured RMB denominated loan of RMB200 million (US$31 million) for one year with a fixed annual interest rate at benchmark one-year lending rate published by the People’s Bank of China. This facility is reserved for our consumer credit business exclusively. In July 2016, we drew down RMB50 million (US$8 million) with a fixed interest rate of 4.35%. In August 2016, an additional RMB80 million (US$12 million) was drawn down with a fixed interest rate of 4.35%. By the end of December 2017, the loan had been fully repaid.

•

In July 2016, we entered into a banking facility agreement with China Citic Bank (Chongqing Branch), pursuant to which we were entitled to borrow an unsecured RMB denominated loan of RMB150 million (US$23 million) for one year with an interest rate based on the Loan Prime Rate (LPR) plus 48.5 basis points. This facility is reserved for our consumer credit business exclusively. In September 2016, we drew down RMB150 million (US$23 million) with an interest rate of 4.78% under the facility. By the end of December 2017, the loan had been fully repaid.

•

In August 2016, we entered into a banking facility agreement with China Citic Bank (Chongqing Branch), pursuant to which we were entitled to borrow an unsecured RMB denominated loan of RMB150 million (US$23 million) for one year with an interest rate based on LPR plus 26.75 basis points. This facility is reserved for our consumer credit business exclusively. In August 2016, we drew down RMB150 million (US$23 million) with an interest rate of 4.56% under the facility. In August 2017, the loan was fully repaid when it became due.

•

In November 2016, we entered into a loan agreement with International Finance Corporation, pursuant to which we borrowed an unsecured RMB denominated loan of RMB500 million (US$77 million) with a term of one year. The loan is intended for our consumer credit business exclusively. In December 2016, we drew down RMB500 million (US$77 million) with a fixed interest rate of 4.92%. The loan was extended to December 2018 with an interest rate of 6.04% via a renewed contract signed by both parties when the original loan became due.

•

In November 2016, we entered into a loan agreement with China Merchants Bank (Shanghai Branch), pursuant to which we were entitled to borrow an unsecured RMB denominated loan of RMB100 million (US$15 million) with a term of one year. The loan is to be used for our consumer credit business exclusively. In December 2016, we drew down RMB85 million (US$13 million) with a fixed interest rate of 4.18%. In January 2017, an additional RMB15 million (US$2 million) was drawn down with a fixed interest rate of 4.18%. The first loan withdrawal made in December 2016 was fully repaid when it became due.

•

In April 2017, we entered into a three-year loan agreement with Bank of China (Shanghai Branch), pursuant to which we were entitled to borrow a secured RMB denominated loan of RMB299 million (US$46 million) with an annual interest rate at 94% of benchmark three-year lending rate published by the People’s Bank of China. The loan was intended exclusively for the general working capital of iQIYI. In April 2017, we drew down RMB299 million (US$46 million) with an interest rate of 4.47%. Pursuant to the agreement, the principal will be repaid by installments from September 2017 to April 2020. RMB5 million (US$1 million) was repaid when it became due. The amount repayable within twelve months was classified as “Long-term loans, current portion.”

•

In June 2017, we entered into a banking facility agreement with China Minsheng Bank (Beijing Branch), pursuant to which we were entitled to borrow a secured RMB denominated loan of RMB300 million (US$46 million) for one year with a fixed interest rate. The loan is intended for iQIYI’s general working capital purposes. In November 2017, we drew down RMB132 million (US$20 million) with an interest rate of 4.78% and RMB62 million (US$10 million) with an interest rate of 5.00%, respectively.

•

In August 2017, we entered into a banking facility agreement with China Merchants Bank (Beijing Branch), pursuant to which we were entitled to borrow a secured RMB denominated loan of RMB200 million (US$31 million) for one year with an interest rate based on LPR plus surcharges. The loan was intended for iQIYI’s general working capital purposes. In September 2017, we drew down RMB106 million (US$16 million) with an effective interest rate of 4.11%.

•

In August 2017, we entered into a banking facility agreement with China Merchants Bank (Beijing Branch), pursuant to which we were entitled to borrow an unsecured RMB denominated loan of RMB300 million (US$46 million) for one year with an annual interest rate at 116% of benchmark one-year lending rate published by the People’s Bank of China. This facility is reserved for our consumer credit business. In September 2017, we drew down RMB130 million (US$20 million) with an interest rate of 5.05%.

•

In September 2017, we entered into a banking facility agreement with China Citic Bank (Chongqing Branch), pursuant to which we were entitled to borrow an unsecured RMB denominated loan of RMB300 million (US$46 million) for one year with an annual interest rate at 115% of benchmark one-year lending rate published by the People’s Bank of China. This facility is reserved for our consumer credit business. In September 2017, we drew down RMB300 million (US$46 million) with an interest rate of 5.00%.

We have conducted the following five rounds of debt securities issuance, which remain outstanding as of the date of this annual report:

•

In November 2012, we issued an aggregate of US$1.5 billion senior unsecured notes in two equal tranches, due in 2017 and 2022, with stated annual interest rates of 2.25% and 3.50%, respectively. The net proceeds from the sale of the notes were used for general corporate purposes. In November 2017, notes with carrying value of US$750 million were fully repaid when they became due. As of December 31, 2017, the total carrying value and estimated fair value of the remaining notes were US$750 million and US$761 million. The estimated fair value was based on quoted prices for our publicly-traded debt securities as of December 31, 2017. We are not subject to any financial covenants or other significant restrictions under the notes. During 2017, we paid an aggregate of US$43 million in interest payments related to these notes.

•

In August 2013, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2018, with stated annual interest rate of 3.25%. The net proceeds from the sale of the notes were used for general corporate purposes, including merger and acquisition activities. As of December 31, 2017, the total carrying value and estimated fair value of these notes were US$1.0 billion and US$1.0 billion, respectively. The estimated fair value was based on quoted prices for our publicly-traded debt securities as of December 31, 2017. We are not subject to any financial covenants or other significant restrictions under the notes. During 2017, we paid an aggregate of US$33 million in interest payments related to these notes.

•

In June 2014, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2019, with stated annual interest rate of 2.75%. The net proceeds from the sale of the notes were used for general corporate purposes. As of December 31, 2017, the total carrying value and estimated fair value of these notes were US$1.0 billion and US$1.0 billion, respectively. The estimated fair value was based on quoted prices for our publicly-traded debt securities as of December 31, 2017. We are not subject to any financial covenants or other significant restrictions under the notes. During 2017, we paid an aggregate of US$28 million in interest payments related to these notes.

•

In June 2015, we issued an aggregate of US$750 million senior unsecured notes due in 2020, with stated annual interest rate of 3.00%, and an aggregate of US$500 million senior unsecured notes due in 2025, with stated annual interest rate of 4.13%. The net proceeds from the sale of the notes were used for general corporate purposes. As of December 31, 2017, the total carrying value and estimated fair value were US$750 million and US$753 million, respectively, with respect to the notes due in 2020, and US$500 million and US$520 million, respectively, with respect to the notes due in 2025. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2017. We are not subject to any financial covenants or other significant restrictions under the notes. During 2017, we paid an aggregate of US$43 million in interest payments related to these notes.

•

In July 2017, we issued an aggregate of US$900 million senior unsecured notes due in 2022, with stated annual interest rate of 2.88%, and an aggregate of US$600 million senior unsecured notes due in 2027, with stated annual interest rate of 3.63%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2017, the total carrying value and estimated fair value were US$900 million and US$891 million, respectively, with respect to the notes due in 2022, and US$600 million and US$594 million, respectively, with respect to the notes due in 2027. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2017. We are not subject to any financial covenants or other significant restrictions under the notes. During 2017, the interest payments related to these notes were nil.

We may use the net proceeds from our issuance and sale of the notes to fund the operations of our PRC subsidiaries by making additional capital contributions to our existing PRC subsidiaries, injecting capital to establish new PRC subsidiaries and/or providing loans to our PRC subsidiaries. Such transfer of funds from Baidu, Inc. or any of our offshore subsidiaries to our PRC subsidiaries is subject to the PRC regulatory restrictions and procedures: (i) capital increase of the existing PRC subsidiaries and establishment of new PRC subsidiaries must be either filed with or approved by the Ministry of Commerce or its local counterparts depending on whether the business of the PRC subsidiary is subject to restrictions with respect to foreign investment under PRC law, and registered with local banks authorized by SAFE; and (ii) loans to any of our PRC subsidiaries must not exceed the statutory limit and must be filed with SAFE. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or consolidated affiliated entities, or making additional capital contributions to our PRC subsidiaries, which could adversely affect our ability to fund and expand our business.”

As of December 31, 2017, we had RMB42.3 billion (US$6.5 billion) in long-term loans and notes payables (including current portion of RMB6.5 billion (US$1.0 billion)) and had RMB1.2 billion (US$191 million) in short-term loans.

Cash Flows and Working Capital

As of December 31, 2015, 2016 and 2017, we had RMB68.0 billion, RMB82.4 billion and RMB100.7 billion (US$15.5 billion) in cash, cash equivalents, restricted cash and short-term investments.

The following table sets forth a summary of our cash flows for the years indicated:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(In millions)
Net cash generated from operating activities	19,771	22,258	32,880	5,054
Net cash used in investing activities	(31,621)	(35,911)	(76,935)	(11,825)
Net cash generated from financing activities	7,778	14,447	44,557	6,848
Effect of exchange rate changes on cash and cash equivalents	179	144	(316)	(48)

Net (decrease) increase in cash and cash equivalents	(3,893)	938	186	29

Cash and cash equivalents at beginning of the period	13,853	9,960	10,898	1,675
Cash and cash equivalents at end of the period	9,960	10,898	11,084	1,704

Operating Activities

Net cash generated from operating activities increased to RMB32.9 billion (US$5.1 billion) in 2017 from RMB22.3 billion in 2016. This increase was primarily due to the integrated effect of increase in net income, as adjusted for non-operating items, non-cash items and changes in working capital.

Net cash generated from operating activities increased to RMB22.3 billion in 2016 from RMB19.8 billion in 2015. This increase was primarily due to the integrated effect of decrease in net income, as adjusted for share exchange impact, other non-operating items, non-cash items and changes in working capital.

Investing Activities

Net cash used in investing activities increased to RMB76.9 billion (US$11.8 billion) in 2017 from RMB35.9 billion in 2016. This increase was primarily due to increased investment in loans, acquisition of intangible assets, purchase of long-term investments and the purchase of short-term investments.

Net cash used in investing activities increased to RMB35.9 billion in 2016 from RMB31.6 billion in 2015. This increase was primarily due to the increased acquisition of intangible assets, investment in loans and purchase of short-term investments. In 2016, we reclassified the net cash from changes in loan receivables from operating activities to investing activities. The impact on the cash flow statement for 2016 was insignificant.

Financing Activities

Net cash generated from financing activities increased to RMB44.6 billion (US$6.8 billion) in 2017 from RMB14.4 billion in 2016. The increase was primarily due to proceeds from the sale of financial products, proceeds from secured borrowings from third-party financial institutions and proceeds from notes issuance and convertible notes issuance.

Net cash generated from financing activities was RMB14.4 billion in 2016, compared to net cash of RMB7.8 billion generated from financing activities in 2015. The increase was primarily due to proceeds from the sale of financial products and net proceeds from short-term and long-term debt in 2016.

Capital Expenditures

We made capital expenditures of RMB5.2 billion, RMB4.2 billion and RMB4.8 billion (US$735 million) in 2015, 2016 and 2017, representing 7.9%, 5.9% and 5.6% of our total revenues, respectively. In 2017, our capital expenditures were primarily attributable to the purchase of servers, network equipment and other computer hardware to increase our network infrastructure capacity. We funded our capital expenditures primarily with net cash flows generated from operating activities.

We commenced construction of office buildings in Shenzhen in December 2011, and Shanxi Cloud Computing Center in September 2012, and we expect to complete the planned construction of these projects in 2018. See “Item 4.D. Information on the Company—Property, Plant and Equipment” for more details of our capital expenditures associated with these projects.

Our capital expenditures may increase in the future as our business continues to grow, in connection with the expansion and improvement of our network infrastructure and the construction of additional office buildings and cloud-computing based data centers. We currently plan to fund these expenditures with our current cash, cash equivalents, short-term investments and anticipated cash flow generated from our operating activities.

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

Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated affiliated entities in which we have no legal ownership, totaling approximately RMB10.6 billion, RMB13.7 billion and RMB18.6 billion (US$2.9 billion) as of December 31, 2015, 2016 and 2017, respectively.

C.	Research and Development

We have a team of experienced engineers who are mostly based in Beijing, Shanghai, Shenzhen and Sunnyvale, California. We recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We have also recruited experienced engineers globally. We compete aggressively for engineering talent to help us address challenges such as Chinese language processing, artificial intelligence, deep learning and autonomous driving.

In the three years ended December 31, 2015, 2016 and 2017, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB10.2 billion, RMB10.2 billion and RMB12.9 billion (US$2.0 billion), representing 15.3%, 14.4% and 15.2% of our total revenues for the years ended December 31, 2015, 2016 and 2017, respectively. Our research and development expenses consist primarily of personnel-related costs. We have expensed substantially all of the development costs for the research and development of products and new functionality as incurred, except for certain internal-use software.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2017:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In RMB millions)
Long-Term Debt Obligations(1)	46,224	7,580	13,023	18,020	7,601
Capital Lease Obligations(2)	—	—	—	—	—
Operating Lease Obligations(3)	7,652	4,446	2,627	455	124
Purchase Obligations(4)	17,110	6,645	8,210	1,330	925
Total	70,986	18,671	23,860	19,805	8,650

(1)

The long-term debt obligations represent (i) senior unsecured notes due in 2022, (ii) senior unsecured notes due in 2018, (iii) senior unsecured notes due in 2019, (iv) senior unsecured notes due in 2020, (v) senior unsecured notes due in 2025, (vi) senior unsecured notes due in 2022 and 2027, (vii) a five-year loan under revolving facility from a syndicated group of 21 lenders and (viii) a three-year loan from Bank of China. The total interest to be paid for these loans is (i) RMB854 million (US$131 million), (ii) RMB212 million (US$33 million), (iii) RMB268 million (US$41 million), (iv) RMB366 million (US$56 million), (v) RMB1.0 billion (US$155 million), (vi) RMB347 million (US$53 million), (vii) RMB556 million (US$86 million), and (viii) RMB29 million (US$5 million) respectively. Please see “Loans Payable” under Note 11 and “Notes Payable” under Note 12 to our audited consolidated financial statements.

(2)	Capital lease obligations represent our obligations for leasing servers, and the total amount of interest to be paid is RMB17 thousand (US$3 thousand).
(3)	Operating lease obligations represent our obligations for leasing premises and bandwidth.
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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Robin Yanhong Li	49	Chairman and Chief Executive Officer
Qi Lu	56	Vice Chairman, Group President and Chief Operating Officer
Herman Yu	47	Chief Financial Officer
Lee Liu	53	Senior Vice President
Hailong Xiang	40	Senior Vice President
Ya-Qin Zhang	51	President, New Business
James Ding	52	Independent Director
Brent Callinicos	52	Independent Director
Yuanqing Yang	53	Independent Director

Robin Yanhong Li is co-founder, chairman and chief executive officer of our company, and oversees our overall strategy and business operations. Mr. Li has been serving as the chairman of our board of directors since our inception in January 2000 and as our chief executive officer since February 2004. Mr. Li served as our president from February 2000 to December 2003. Prior to founding our company, Mr. Li worked as a staff engineer for Infoseek, a pioneer in the internet search engine industry, from July 1997 to December 1999. Mr. Li was a senior consultant for IDD Information Services from May 1994 to June 1997. Mr. Li currently serves on the board of New Oriental Education & Technology Group Inc., a private educational services in China (NASDAQ: EDU), and Ctrip.com International, Ltd., an online travel agency in China (NASDAQ: CTRP). Mr. Li also acts as the vice chairman of the Internet Society of China (ISC). Mr. Li has also been a vice chairman of All-China Federation of Industry & Commerce and a member of the Chinese People’s Political Consultative Conference since December 2012 and 2013, respectively. Mr. Li received a bachelor’s degree in information science from Peking University in China and a master’s degree in computer science from the State University of New York at Buffalo.

Qi Lu joined us in January 2017 as chief operating officer and group president and has served as vice chairman of the board of directors since February 2017. Dr. Lu is in charge of products, technology, sales, marketing and operations, including our intelligent driving business. Prior to joining us, Dr. Lu most recently served as Microsoft’s global executive vice president and led Applications and Services Group. Dr. Lu joined Microsoft in 2009 as president of its Online Services Group. Earlier in his career, Dr. Lu joined Yahoo! in 1998, later becoming senior vice president in charge of search and advertising technologies, and subsequently executive vice president in 2007. Dr. Lu holds both bachelor and master degrees in computer science from Fudan University in Shanghai and a Ph.D. in computer science from Carnegie Mellon University. He holds over 40 US patents and has authored many papers in his field.

Herman Yu has served as our chief financial officer since September 2017 and is in charge of our overall finance functions. Prior to joining us, Mr. Yu served as chief financial officer of Weibo Corporation, a social media in China (NASDAQ: WB) from 2015 to 2017. Prior to Weibo, Mr. Yu worked at SINA Corporation, a portal in China (NASDAQ: SINA) from 2004 to 2015, with the last eight years as chief financial officer. Mr. Yu began his career at Arthur Andersen and held various finance and accounting management positions at Adobe Systems Inc., Cadence Design Systems, Inc. and VeriFone Systems, Inc. Mr. Yu is currently a director of 58.com Inc., an online classifieds listing company (NASDAQ: WUBA), ZTO Express Inc., an express delivery company (NYSE: ZTO), and Ctrip.com International, Ltd., an online travel agency (NASDAQ: CTRP). Mr. Yu, a California Certified Public Accountant, received a bachelor’s degree in economics from the University of California, Santa Cruz, and a master’s of accountancy from the University of Southern California.

Lee Liu currently serves as our senior vice president in charge of human resources functions. Prior to joining Baidu in April 2011, Mr. Liu served as the global vice president of human resources at Motorola from 2009 to 2011. Mr. Liu joined Motorola in 1989 and served in a variety of senior roles in the United States, Singapore and mainland China. Mr. Liu received a bachelor’s and master’s degree in microelectronics from Tianjin University, and an executive MBA degree from Peking University, and a Ph.D. in economics from Southwestern University of Finance and Economics. Mr. Liu also attended the MBA program on global leadership at the University of Texas-Austin.

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

Ya-Qin Zhang currently serves as president of new businesses, in charge of emerging businesses and technology. Prior to joining Baidu in 2014, Dr. Zhang was a corporate vice president at Microsoft and the chairman of Microsoft Asia-Pacific R&D Group for a decade, leading Microsoft’s overall research and development efforts in the Asia-Pacific region. Before joining Microsoft in 1999, Dr. Zhang was a director for the Multimedia Technology Laboratory at Sarnoff Corp. Dr. Zhang currently serves on the board of directors of Tarena International, Inc. a professional education service provider (NASDAQ: TEDU), Chinasoft International Ltd (HKEX: 354). and China Digital Video Holdings Ltd. (HKEX: 8280). Dr. Zhang is a fellow of Australia Academy of Technology and Engineering (ATSE) and the Institute of Electrical and Electronics Engineers (IEEE). Dr. Zhang received his bachelor’s and master’s degree in electrical engineering from the University of Science and Technology of China, and a Ph.D. in electrical engineering from George Washington University.

James Ding has served as our independent director since our initial public offering in August 2005. Mr. Ding is currently a managing director of GSR Ventures, which focus on early stage technology, health care and new media companies in China. Prior to that, Mr. Ding served as a co-chairman of the board of directors of AsiaInfo-Linkage Inc., a former NASDAQ-listed company, from July 2010 to January 2014. Prior to that, Mr. Ding served as the chairman of the board of AsiaInfo from April 2003 to July 2010, and a member of the board since AsiaInfo’s inception in 1993. Mr. Ding served as the chief executive officer and president of AsiaInfo from 1999 to 2003 and as senior vice president and chief technology officer of AsiaInfo from 1993 to 1999. Mr. Ding currently serves as director of the board of AsiaInfo. Mr. Ding received a master’s degree in information science from the University of California, Los Angeles and a bachelor’s degree in chemistry from Peking University in China.

Brent Callinicos has served as our independent director since October 2015, and as the chairman of our audit committee since April 2016. Mr. Callinicos is currently an advisor for Virgin Hyperloop One and served as the chief operating officer and the chief financial officer of Virgin Hyperloop One from January 2017 to February 2018. Prior to that, Mr. Callinicos served as the chief financial officer of Uber Technologies Inc. from September 2013 to March 2015, and then as an advisor for 18 additional months. Prior to joining Uber, he worked at Google from January 2007 to September 2013, where he last served as vice president, treasurer and chief accountant. He also led green energy investments and financial services at Google Inc. From 1992 to 2007, he served in a variety of increasingly senior roles at Microsoft Corporation, where he last served as corporate vice-president and divisional chief financial officer of the Platforms and Services Division, and oversaw Microsoft’s Worldwide Licensing and Pricing and Microsoft Financing. He currently serves on the board of directors of PVH Corp. (NYSE: PVH), and Rubicon Global, a private company. Mr. Callinicos is a certified public accountant. Mr. Callinicos received a bachelor’s degree from the University of North Carolina at Chapel Hill and an M.B.A. degree from the Kenan-Flagler School of Business at Chapel Hill.

Yuanqing Yang has served as our independent director since October 2015. Mr. Yang is currently the chairman and chief executive officer of Lenovo Group Limited, a Hong Kong-listed company. Mr. Yang joined Lenovo in 1989 and has led the company from the initial China-based PC maker to a diversified global technology leader. In 2011, FinanceAsia named Mr. Yang the Best CEO in China. In 2004 and 2012, Mr. Yang was named one of the “CCTV China Annual Economic Figures.” He was listed on Barron’s list of Best CEOs in 2013, 2014 and 2015. In 2014, Mr. Yang won an Edison Achievement Award for Innovation. Mr. Yang currently serves as a deputy to the 13th National People’s Congress of China. Mr. Yang holds a master’s degree in computer science from the University of Science and Technology of China.

B.	Compensation

In 2017, we paid an aggregate of approximately RMB127 million (US$20 million) in cash compensation and granted options to purchase an aggregate of 133,861 Class A ordinary shares and 59,202 restricted Class A ordinary shares to our executive officers as of the date of this annual report as a group. We also paid an aggregate of approximately RMB407 thousand (US$63 thousand) in cash compensation and granted options to purchase an aggregate of 48 restricted Class A ordinary shares to our non-executive directors as of the date of this annual report as a group. Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment insurance and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Our board of directors and shareholders approved the issuance of up to 5,040,000 ordinary shares upon exercise of awards granted under our 2000 option plan. Our 2000 option plan terminated in January 2010 upon the expiration of its ten-year term. At the annual general meeting held on December 16, 2008, our shareholders approved a 2008 share incentive plan, which has reserved an additional 3,428,777 Class A ordinary shares for awards to be granted pursuant to its terms. As of December 31, 2017, options to purchase an aggregate of 500,855 Class A ordinary shares and an aggregate of 1,274,500 restricted Class A ordinary shares had been granted under the 2008 share incentive plan.

The following table summarizes, as of December 31, 2017, the outstanding options and restricted Class A ordinary shares that we had granted to our current directors and executive officers and to other individuals as a group. Each Class A ordinary share is represented by 10 ADSs.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Grant Date	Expiration Date
Robin Yanhong Li	4,247		1,058.90	January 25, 2011	January 25, 2021
	4,279		1,418.30	February 16, 2012	February 16, 2022
	10,598		1,083.00	January 31, 2013	January 31, 2023
	2,415		1,725.30	February 24, 2014	February 24, 2024
	221	(1)	—	February 24, 2014	N/A
	11,977		2,146.70	February 11, 2015	February 11, 2025
	2,188	(1)	—	February 11, 2015	N/A
	43,904		2,069.00	April 16, 2015	April 16, 2025
	43,904	(1)	—	April 16, 2015	N/A
	2,638		1,582.20	February 25, 2016	February 25, 2026
	9,060		1,751.00	October 27, 2016	October 27, 2026
	2,649	(1)	—	October 27, 2016	N/A
	5,864		1860.10	February 22, 2017	February 22, 2027
	5,520	(1)	—	February 22, 2017	N/A
Qi Lu	*	(1)	—	February 22, 2017	N/A
	*		1,860.10	February 22, 2017	February 22, 2027
Herman Yu	—		—	—	—
Lee Liu	*		1,083.00	January 31, 2013	January 31, 2023
	*	(1)	—	February 24, 2014	N/A
	*		1,725.30	February 24, 2014	February 24, 2024
	*	(1)	—	February 11, 2015	N/A
	*		2,146.70	February 11, 2015	February 11, 2025
	*		1,582.20	February 25, 2016	February 25, 2026
	*	(1)	—	October 27, 2016	N/A
	*		1,751.00	October 27, 2016	October 27, 2026
	*	(1)	—	February 22, 2017	N/A
	*		1,860.10	February 22, 2017	February 22, 2027
Hailong Xiang	*	(1)	—	February 24, 2014	N/A
	*		1,725.30	February 24, 2014	February 24, 2024
	*	(1)	—	October 29, 2014	N/A
	*		2,245.50	October 29, 2014	October 29, 2024
	*		1,582.20	February 25, 2016	February 25, 2026
	*	(1)	—	October 27, 2016	N/A
	*		1,751.00	October 27, 2016	October 27, 2026
	*	(1)	—	February 22, 2017	N/A
	*		1860.10	February 22, 2017	February 22, 2027
Ya-Qin Zhang	*	(1)	—	October 29, 2014	N/A
	*		2,245.50	October 29, 2014	October 29, 2024
	*		1,751.00	October 27, 2016	October 27, 2026
	*	(1)	—	October 27, 2016	N/A
	*		1860.10	February 22, 2017	February 22, 2027
	*	(1)	—	February 22, 2017	N/A
James Ding	*	(1)	—	February 25, 2016	N/A
Brent Callinicos	*	(1)	—	February 25, 2016	N/A
	*	(1)	—	July 28, 2016	N/A
	*	(1)	—	October 26, 2017	N/A
Yuanqing Yang	*	(1)	—	February 25, 2016	N/A
	*	(1)	—	October 26, 2017	N/A
Other individuals as a group	781,426		—	—	—

*	The options and restricted shares in aggregate held by each of these directors and officers represent less than 1% of our total outstanding shares.

(1)	Restricted shares.

The following paragraphs summarize the key terms of our 2008 share incentive plan adopted on December 16, 2008:

2008 Share Incentive Plan

Types of Awards. We may grant the following types of awards under our 2008 share incentive plan:

•	options;

•	restricted shares;

•	restricted share units; and

•	any other form of awards granted to a participant pursuant to the 2008 plan.

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

In 2017, our audit committee held meetings or passed resolutions by unanimous written consent seven times.

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

In 2017, our compensation committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2017, our corporate governance and nominating committee passed resolutions by unanimous written consent twice.

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

We had 41,467, 45,887 and 39,343 employees as of December 31, 2015, 2016 and 2017, respectively. As of December 31, 2017, we had 2,047 employees in management and administration, 20,563 employees in research and development, 4,341 employees in operation and service, and 12,392 employees in sales and marketing. As of December 31, 2017, we had 24,398 employees in Beijing, 14,684 employees outside of Beijing but within China, and 261 employees outside of China. We also hire temporary employees and contractors from time to time. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to manage our expanding operations effectively.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of January 31, 2018 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

Shares Beneficially Owned
Directors and Executive Officers:	Number(1)	%(2)
Robin Yanhong Li(3)	5,615,344	16.1%
Qi Lu	*	*
Herman Yu	—	—
Lee Liu	*	*
Ya-Qin Zhang	*	*
Hailong Xiang(4)	*	*
James Ding(5)	*	*
Brent Callinicos(6)	*	*
Yuanqing Yang(7)	*	*
All Directors and Executive Officers as a Group(8)	5,671,083	16.3%
Principal Shareholders:
Handsome Reward Limited(9)	5,490,000	15.8%
Baillie Gifford & Co (Scottish partnership)(10)	2,281,972	6.6%

*	Less than 1% of our total outstanding Class A ordinary shares and Class B ordinary shares.
**

Except for Hailong Xiang, James Ding, Yuanqing Yang and Brent Callinicos, the business address of our directors and executive officers is c/o Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.

(1)

The number of shares beneficially owned by each named director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested or will vest within 60 days after January 31, 2018, and restricted shares held by such person that will vest within 60 days after January 31, 2018. The options and restricted shares were granted under our 2008 share incentive plan.

(2)

Percentage of beneficial ownership of each named director and executive officer is based on 34,816,248 ordinary shares (consisting of 27,614,994 Class A ordinary shares and 7,201,254 Class B ordinary shares) of our company outstanding as of January 31, 2018, the number of ordinary shares underlying options that have vested or will vest within 60 days after January 31, 2018, and the number of restricted shares that will vest within 60 days after January 31, 2018, each as held by such person as of that date.

(3)

Includes (i) 37,665 Class A Ordinary Shares directly held by Mr. Li on record, (ii) 21,481 Class A ordinary shares in the form of ADSs held in the brokerage account of the administrator of the issuer’s employee stock option program, (iii) 5,980 restricted Class A Ordinary Shares that had vested as of January 31, 2018, (iv) 60,218 Class A Ordinary Shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of January 31, 2018, and (v) 5,490,000 Class B Ordinary Shares held by Handsome Reward Limited, a British Virgin Islands company wholly owned and controlled by Mr. Li, and excludes 1,510,000 Class B Ordinary Shares owned by Melissa Ma, Mr. Li’s wife, who also had the right to acquire 555 Class A Ordinary Shares upon the vesting of restricted share units granted under the Company’s share incentive plan within 60 days after January 31, 2018, of which Mr. Li disclaims beneficial ownership.

(4)	The business address of Mr. Xiang is No.1 Baidu Technology Park Building, No.10 Xibeiwang East Road Haidian District, Beijing 100193, China.
(5)	The business address of Mr. Ding is 56/F, China World Tower 3, No. 1 Jianguomenwai Street, Chaoyang District, Beijing 100004, PRC.
(6)	The residential address of Mr. Callinicos is 4110 Woodleigh Lane, La Canada Flintridge, CA 91011. USA.
(7)	The business address of Mr. Yang is c/o Lenovo, No. 6 Shangdi West Road, Haidian District, Beijing 100085, PRC.
(8)	Includes ordinary shares, ordinary shares issuable upon exercise of options and restricted shares, held by all of our directors and executive officers as a group.
(9)

Represents 5,490,000 Class B ordinary shares held by Handsome Reward Limited, a British Virgin Island company wholly owned and controlled by Mr. Robin Yanhong Li. The business address of Handsome Reward Limited is c/o Robin Yanhong Li, Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.

(10)

Represents 2,281,972 Class A ordinary shares in the form of ADSs held by Baillie Gifford & Co (Scottish partnership), as reported on the Schedule 13G filed by Baillie Gifford & Co (Scottish partnership) on January 10, 2018. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of January 31, 2018. The address of Baillie Gifford & Co (Scottish partnership) is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

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

As of January 31, 2018, 34,816,248 of our ordinary shares were issued and outstanding. To our knowledge, approximately 79.8% of our total outstanding ordinary shares were held by four record shareholders in the United States, including approximately 79.2% held by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

As of December 31, 2015, 2016 and 2017, we had RMB2.0 billion, RMB357 million and RMB177 million (US$27 million), respectively, due from related parties. The decrease of the balance from December 31, 2016 to December 31, 2017 was primarily due to more timely settlement of transactions incurred in the ordinary course of business with certain investees that were determined to be related parties. The amount outstanding as of February 28, 2018 was RMB402 million (US$62 million). The decrease of the balance from December 31, 2015 to December 31, 2016 was primarily due to repayment of loans that we had provided to certain investees, offset by the increased transactions amount incurred in the ordinary course of business with certain investees that were determined to be related parties.

As of December 31, 2015, 2016 and 2017, we had RMB786 million, RMB459 million and RMB153 million (US$24 million), respectively, due to related parties. The decrease of the balance from December 31, 2016 to December 31, 2017 was primarily due to more timely settlement of transactions incurred in the ordinary course of business with certain investees that were determined to be related parties. The amount outstanding as of February 28, 2018 was RMB159 million (US$24 million). The decrease of the balance from December 31, 2015 to December 31, 2016 was primarily due to repayment of loans that certain investees had provided to us, offset by the increased transactions amount incurred in the ordinary course of business with certain investees that were determined to be related parties.

For the years ended December 31, 2015, 2016 and 2017, the related party transactions mainly represented the online marketing services that we provided to Ctrip (including Qunar), which were in the total amount of RMB89 million, RMB631 million and RMB750 million (US$115 million), respectively.

In 2015, 2016 and 2017, with the approval from our board of directors, we reimbursed Mr. Robin Yanhong Li the fees and expenses incurred in connection with his use of an aircraft beneficially owned by his family member for our business purposes. The hourly rate for use of the aircraft was determined based on an analysis of market rates for the charter of comparable aircrafts. The service charges for the use of the aircraft for 2015, 2016 and 2017 were insignificant.

In 2015, 2016 and 2017, certain subsidiaries of ours rent an office building owned by the family members of Mr. Hailong Xiang, one of our executive officers and certain subsidiaries of ours purchased traffic from the companies owned by the family members of Mr. Hailong Xiang. The amount of rental expenses and traffic acquisition costs for 2015, 2016 and 2017 were insignificant.

Share Options and Restricted Shares Grants

Please refer to “Item 6.B. Directors, Senior Management and Employees—Compensation.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we have been involved in litigation or other disputes regarding, among other things, copyright and trademark infringement, defamation, unfair competition and labor disputes. Our search results provide links to materials, and our P4P, Baidu Post Bar, Baidu Cloud Drive, iQIYI and certain other products or services may contain materials, in which others may allege to own copyrights, trademarks or image rights or which others may claim to be defamatory or objectionable.

In 2017, 2,687 complaints were filed against us before various courts in China and Brazil, and the aggregate amount of the damages sought in these complaints totals approximately RMB861 million (US$132 million). As of December 31, 2017, 1,753 cases against us were pending before various courts in China and Brazil. The aggregate amount of damages sought under these pending cases is approximately RMB576 million (US$88 million).

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

Item. 9	The Offer and Listing

A.	Offering and Listing Details

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

The following table provides the high and low trading prices for our ADSs on NASDAQ for (i) the years 2013, 2014, 2015, 2016 and 2017, (ii) each of the four quarters of 2016 and 2017, and (iii) each of the past six full months.

	Trading Price
	High	Low
Annual Highs and Lows
2013	181.25	82.98
2014	251.99	140.66
2015	234.67	100.00
2016	201.00	139.61
2017	274.97	165.82
Quarterly Highs and Lows
First Quarter 2016	193.73	139.61
Second Quarter 2016	201.00	155.28
Third Quarter 2016	197.80	155.28
Fourth Quarter 2016	187.24	159.54
First Quarter 2017	188.54	165.82
Second Quarter 2017	193.74	171.17
Third Quarter 2017	248.00	179.63
Fourth Quarter 2017	274.97	225.50
Monthly Highs and Lows
September 2017	248.00	223.54
October 2017	274.97	232.44
November 2017	252.90	226.01
December 2017	242.00	225.50
January 2018	265.77	235.26
February 2018	257.56	207.74
March 2018 (through March 14, 2018)	270.58	240.66

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on NASDAQ since August 5, 2005 under the symbol “BIDU”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The following summary of the material Cayman Islands, People’s Republic of China and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

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

U.S. Federal Income Tax Considerations

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	persons that elect to mark their securities to market;

•	tax-exempt entities;

•	persons liable for the alternative minimum tax;

•	regulated investment companies;

•	certain expatriates or former long-term residents of the United States;

•	governments or agencies or instrumentalities thereof;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our voting power or value;

•	persons whose functional currency is other than the U.S. dollar; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration.

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

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or the Medicare tax on certain net investment income. We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”), or an opinion as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court.

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

With respect to non-corporate U.S. Holders (including individual U.S. Holders), dividends may be taxed at the lower applicable capital gains rate provided that (i) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and the PRC, (ii) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or for the preceding taxable year, (iii) certain holding period requirements are met and (iv) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the NASDAQ Global Select Market will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, you may be able to obtain a reduced rate of PRC withholding taxes under the income tax treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the income tax treaty between the United States and the PRC may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which you elect to do so for all creditable foreign income taxes. You should consult your tax advisor regarding the creditability of any PRC tax.

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

Passive Foreign Investment Company

A non-U.S. corporation, such as our own, is considered a passive foreign investment company or “PFIC” for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares. Although the law in this regard is not entirely clear, we treat our variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to receive economic benefits that could potentially be significant to them and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2018 and for subsequent taxable years.

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that, even under the least favorable interpretations of what portion of goodwill and certain other assets are treated as “passive,” we were not a PFIC for our taxable year ended December 31, 2016 or for our taxable year ended December 31, 2017. However, given the lack of authority and the highly factual nature of the analyses, no assurance can be given. We do not expect to be a PFIC for our taxable year ending December 31, 2018 or for the foreseeable future. However, our PFIC status for the current taxable year ending December 31, 2018 will not be determinable until the close of the taxable year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). Under certain interpretations of how one determines what portion of goodwill and certain other assets are treated as “passive,” we may have been a PFIC for 2015. We believe under more reasonable approaches for our circumstances that we were not a PFIC for our taxable year ended December 31, 2015. If you were a holder of our ADSs or ordinary shares during the taxable year ended December 31, 2015, you are urged to consult your tax advisor regarding the application of the PFIC rules to your investment.

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

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the general PFIC rules described above with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act, and are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to excess cash invested in short-term instruments with original maturities of less than a year and bank borrowings that have a floating rate of interest.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. For example, as of December 31, 2017, we had RMB78.7 billion (US$12.1 billion) fixed-income short-term investments, with a weighted average duration of approximately 0.4 years. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of approximately RMB393 million (US$60 million) in the fair value of our fixed-income short-term investments as of December 31, 2017. We have not been, and do not expect to be, exposed to material interest rate risks relating to our investment in short-term instruments, and therefore have not used any derivative financial instruments to manage such interest risk exposure.

Our exposure to interest rate risk also arises from our bank borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We manage this risk by maintaining an appropriate mix between fixed and floating rate borrowings and through the use of interest rate swap contracts. In connection with the loan facilities entered into in June 2016, we entered into four interest rate swap agreements, which effectively convert the term loans from a variable interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loans. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Foreign Exchange Risk

Most of our revenues and costs are denominated in RMB, while a portion of our cash and cash equivalents, short-term financial assets, long-term investments, long-term loans payable and notes payable are denominated in U.S. dollars. Any significant revaluation of RMB against the U.S. dollar may materially affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material and adverse effect on our results of operations and the value of your investment.” In addition, we commenced operation in Japan in late 2007. To the extent we need to make capital injections into our Japan operation by converting U.S. dollars into Japanese Yen, we will be exposed to the fluctuations in the exchange rate between the U.S. dollar and the Japanese Yen. We have not used any derivative financial instruments to hedge exposure to foreign exchange risk.

The RMB appreciated by 6.71% against the U.S. dollar in 2017. As of December 31, 2017, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB96.9 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$543 million. Assuming we had converted RMB96.9 billion into U.S. dollars at the exchange rate of RMB6.5063 for US$1.00 as of the end of 2017, our U.S. dollar cash balance would have been US$15.4 billion. If the RMB had appreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$17.1 billion instead. Assuming we had converted US$543 million into RMB at the exchange rate of RMB6.5063 for US$1.00 as of the end of 2017, our RMB cash balance would have been RMB100.5 billion. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB100.1 billion instead. In addition, we had U.S. dollar-denominated long-term loans payable and notes payable of US$6.5 billion as of December 31, 2017. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB4.2 billion (US$650 million) in the value of our U.S. dollar-denominated long-term loans payable and notes payable as of December 31, 2017.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. The Depositary’s Office is located at a different address than its principal executive office. Its Office is located at 101 Barclay Street, New York, N.Y. 10286, and its principal executive office is located at 225 Liberty Street, New York, N.Y. 10286. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The depositary’s principal executive office is located at 225 Liberty Street, 21st Floor, New York, New York 10286.

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 1,000 ADSs (or portion of 1,000 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

US$0.05 (or less) per ADS	• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS	• Any cash distribution to registered ADS holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to registered ADS holders

US$0.02 (or less) per ADS per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Persons depositing or withdrawing shares must pay:	For:
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2018, we are expecting to receive approximately US$5 million (before tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2017, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2017, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

In July 2005, our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors. We have posted a copy of our code of business conduct and ethics on our website at http://ir.baidu.com.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the periods indicated.

	2016		2017
Audit fees(1)	US$	2,677,284	US$	3,147,371
Audit-related fees(2)	US$	284,664	US$	46,109
Tax fees(3)	US$	30,502	US$	32,190

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2016 and 2017, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	“Audit-related fees” means fees billed in 2016 and 2017 for professional services rendered by our principal auditors associated with certain due diligence projects.
(3)

“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning. In 2016 and 2017, the tax fees refer to fees paid to our principal auditors for reviewing the compliance of our tax documentation and providing tax advices.

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

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
March 1 – March 31, 2017	1,174,190	US$	170.66	1,174,190	US$	1,799,616,313
April 1 – April 30, 2017	—		—	—		—
May 1 – May 31, 2017	—		—	—		—
June 1 – June 30, 2017	283,632	US$	176.58	283,632	US$	1,749,532,498
July 1 – July 31, 2017	—		—	—		—
August 1 – August 3, 2017	8	US$	224.54	8	US$	1,749,530,702
Total	1,457,830	US$	171.81	1,457,830	US$	1,749,530,702

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3)

permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2017. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

Exhibit Number	Description of Document

2.6	Form of 2.250% Notes due 2017 (incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on November 28, 2012)

2.7	Form of 3.500% Notes due 2022 (incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on November 28, 2012)

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

2.15

Fifth Supplemental Indenture dated July 6, 2017 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on July 7, 2017)

2.16	Form of 2.875% Notes due 2022 (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on July 7, 2017)

2.17	Form of 3.625% Notes due 2027 (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on July 7, 2017)

4.1	2000 Option Plan (amended and restated effective December 16, 2008) (incorporated by reference to Exhibit 99.3 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

4.2	2008 Share Incentive Plan (incorporated by reference to Exhibit 99.4 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

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

4.31

Translation of the supplementary agreement to the Software License Agreement between Baidu Online and Baidu Netcom dated August 15, 2013 (incorporated by reference to Exhibit 4.65 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

4.32

Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and Beijing Perusal dated August 15, 2013 (incorporated by reference to Exhibit 4.66 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

4.33

Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and BaiduPay dated August 15, 2013 (incorporated by reference to Exhibit 4.67 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

4.34

Translation of the Termination Agreements among Baidu Online, Beijing Perusal, Jiping Liu and Yazhu Zhang, former individual shareholders of Beijing Perusal, dated March 15, 2016 and May 3, 2016, respectively (incorporated by reference to Exhibit 4.34 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.35

Translation of the Amended and Restated Loan Agreements between Baidu Online and Zhixiang Liang, and between Baidu Online and Xiaodong Wang, both dated June 20, 2016 (incorporated by reference to Exhibit 4.35 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.36

Translation of the Equity Transfer Agreements between Jiping Liu and Zhixiang Liang, between Jiping Liu and Xiaodong Wang, and between Yazhu Zhang and Xiaodong Wang, all dated May 3, 2016 (incorporated by reference to Exhibit 4.36 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.37

Translation of Proxy Agreement among Zhixiang Liang and Baidu Online and of Proxy Agreement among Xiaodong Wang and Baidu Online, both dated May 3, 2016 (incorporated by reference to Exhibit 4.37 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.38

Translation of the Operating Agreement among Baidu Online, Beijing Perusal, Zhixiang Liang, and Xiaodong Wang, dated May 3, 2016 (incorporated by reference to Exhibit 4.38 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.39

Translation of the Amended and Restated Equity Pledge Agreements between Baidu Online and Zhixiang Liang, and between Baidu Online and Xiaodong Wang, both dated June 20, 2016 (incorporated by reference to Exhibit 4.39 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.40

Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreements among Baidu Online, Zhixiang Liang and Beijing Perusal, and among Baidu Online, Xiaodong Wang and Beijing Perusal, both dated June 20, 2016 (incorporated by reference to Exhibit 4.40 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.41

Translation of Irrevocable Power of Attorney issued by Zhixiang Liang, the individual shareholder of Beijing Perusal, dated May 3, 2016 (incorporated by reference to Exhibit 4.41 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

Exhibit Number	Description of Document

4.42

Translation of Irrevocable Power of Attorney issued by Xiaodong Wang, the individual shareholder of Beijing Perusal, dated May 3, 2016 (incorporated by reference to Exhibit 4.42 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.43

Translation of the Termination Agreement of Current Control Contracts among Baidu Online, Baidu Netcom, Robin Yanhong Li and Zhan Wang dated June 13, 2016 (incorporated by reference to Exhibit 4.43 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.44

Translation of the Amended and Restated Loan Agreement between Baidu Online and Hailong Xiang dated January 18, 2017 (incorporated by reference to Exhibit 4.44 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.45

Translation of the Amended and Restated Loan Agreement between Baidu Online and Yanhong Li dated January 18, 2017 (incorporated by reference to Exhibit 4.45 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.46

Translation of the Equity Transfer Agreement between Zhan Wang and Hailong Xiang dated June 13, 2016 (incorporated by reference to Exhibit 4.46 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.47

Translation of the Proxy Agreement among Robin Yanhong Li, Hailong Xiang and Baidu Online dated June 13, 2016 (incorporated by reference to Exhibit 4.47 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.48

Translation of the Operating Agreement among Baidu Online, Baidu Netcom, Robin Yanhong Li, Hailong Xiang dated June 13, 2016 (incorporated by reference to Exhibit 4.48 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.49

Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Hailong Xiang dated January 18, 2017 (incorporated by reference to Exhibit 4.49 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.50

Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Yanhong Li dated January 18, 2017 (incorporated by reference to Exhibit 4.50 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.51

Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreement among Baidu Online, Hailong Xiang and Baidu Netcom dated January 18, 2017 (incorporated by reference to Exhibit 4.51 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.52

Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreement among Baidu Online, Yanhong Li and Baidu Netcom dated January 18, 2017 (incorporated by reference to Exhibit 4.52 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.53

Translation of Irrevocable Power of Attorney issued by Robin Yanhong Li, an individual shareholder of Baidu Netcom, dated June 13, 2016 (incorporated by reference to Exhibit 4.53 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.54

Translation of Irrevocable Power of Attorney issued by Hailong Xiang, an individual shareholder of Baidu Netcom, dated June 13, 2016 (incorporated by reference to Exhibit 4.54 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

Exhibit Number	Description of Document

4.55

Translation of the Termination of Power of Attorney issued by Zhixiang Liang to Zhan Wang, dated October 18, 2016 (incorporated by reference to Exhibit 4.55 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.56

Translation of Irrevocable Power of Attorney issued by Zhixiang Liang, the individual shareholder of BaiduPay, dated October 18, 2016 (incorporated by reference to Exhibit 4.56 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.57

Translation of Acceptance of the Irrevocable Power of Attorney by Hailong Xiang, dated October 18, 2016 (incorporated by reference to Exhibit 4.57 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.58

Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Zhixiang Liang, dated October 18, 2016 (incorporated by reference to Exhibit 4.58 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.59

Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreement between Baidu Online, Zhixiang Liang and BaiduPay, dated October 18, 2016 (incorporated by reference to Exhibit 4.59 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.60

Translation of the Amended and Restated Loan Agreement between Baidu Online and Zhixiang Liang, dated October 18, 2016 (incorporated by reference to Exhibit 4.60 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.61

Translation of the Amended and Restated Operating Agreement among Baidu Online, BaiduPay, Zhixiang Liang, Baidu Netcom, and An Yi Heng Tong (Beijing) Co., Ltd., dated October 18, 2016 (incorporated by reference to Exhibit 4.61 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.62

Share Exchange Agreement among Baidu, Inc., Baidu Holdings Limited and Ctrip.com International, Ltd. dated October 24, 2015 (incorporated by reference to Exhibit 2 of our Report on Schedule 13D filed with the Securities and Exchange Commission with respect to Ctrip.com International, Ltd. on November 4, 2015)

4.63

Standstill Agreement between Baidu, Inc. and Ctrip.com International, Ltd. dated October 26, 2015 (incorporated by reference to Exhibit 3 of our Report on Schedule 13D filed with the Securities and Exchange Commission with respect to Ctrip.com International, Ltd. on November 4, 2015)

4.64

Registration Rights Agreement between Baidu Holdings Limited and Ctrip.com International, Ltd. dated October 26, 2015 (incorporated by reference to Exhibit 4 of our Report on Schedule 13D filed with the Securities and Exchange Commission with respect to Ctrip.com International, Ltd. on November 4, 2015)

4.65

US$2,000,000,000 Facilities Agreement between the Registrant and other parties thereto dated June 8, 2016 (incorporated by reference to Exhibit 4.68 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.66

Note Purchase Agreement among IQIYI.com, Inc., Baidu Holdings Limited and other parties thereto dated January 11, 2017 (incorporated by reference to Exhibit 4.69 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.67*	Merger Agreement among Rajax Holding, Rajax Merger Sub Limited, Xiaodu Life Technology Ltd and Baidu (Hong Kong) Limited, dated August 24, 2017

Exhibit Number	Description of Document

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

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
Name: Robin Yanhong Li Title: Chairman and Chief Executive Officer

Date: March 15, 2018

BAIDU, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Baidu, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Baidu, Inc. (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements“). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of Baidu, Inc. at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 15, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2007.

Beijing, The People’s Republic of China

March 15, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Baidu, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Baidu, Inc.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the “COSO criteria”). In our opinion, Baidu, Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes of the Company and our report dated March 15, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

March 15, 2018

BAIDU, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2016	2017	2017
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		10,898	11,084	1,704
Restricted cash		318	252	39
Short-term investments	4	71,196	89,381	13,738
Other invested securities	4	7,748	18,350	2,820
Accounts receivable, net of allowance of RMB177 and RMB316 (US$48) for 2016 and 2017, respectively	5	4,109	4,571	703
Loans and interest receivable, current portion net of allowances of RMB49 and RMB660 (US$101) for 2016 and 2017, respectively	6	1,800	23,938	3,679
Amounts due from related parties	20	346	168	26
Other current assets, net	7	3,345	3,425	526

Total current assets		99,760	151,169	23,235

Non-current assets:
Fixed assets, net	8	11,294	12,475	1,917
Intangible assets, net	9	3,872	5,467	840
Goodwill	9	15,342	15,806	2,429
Long-term investments, net	4	45,690	56,283	8,651
Deferred tax assets, net	13	1,100	1,532	235
Loans and interest receivable, non-current portion net of allowances of RMB69 and RMB104 (US$16) for 2016 and 2017, respectively	6	2,709	3,467	533
Amounts due from related parties	20	11	9	1
Other non-current assets		2,219	5,520	848

Total non-current assets		82,237	100,559	15,454

Total assets		181,997	251,728	38,689

LIABILITIES AND EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB20,915 and RMB18,775 (US$2,886) as of December 31, 2016 and 2017, respectively):	1
Short-term loans	11	1,115	1,244	191
Accounts payable and accrued liabilities	10	21,630	27,523	4,229
Amounts due to the third-party investors		7,025	38,486	5,915
Customer advances and deposits		6,032	6,785	1,043
Deferred revenue		596	788	121
Deferred income		566	568	87
Long-term loans, current portion	11	3,468	10	2
Notes payable, current portion	12	5,203	6,500	999
Amounts due to related parties	20	459	153	24
Capital lease obligation		8	—	—

Total current liabilities		46,102	82,057	12,611

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB1,107 and RMB5,151 (US$792) as of December 31, 2016 and 2017, respectively):	1
Deferred income		28	73	11
Long-term loans	11	6,822	6,701	1,030
Notes payable	12	27,648	29,111	4,474
Deferred tax liabilities	13	3,589	3,375	519
Other non-current liabilities		65	39	6

Total non-current liabilities		38,152	39,299	6,040

Total liabilities		84,254	121,356	18,651

Commitments and contingencies	15
Redeemable noncontrolling interests	16	5,492	11,022	1,694
Equity
Class A ordinary shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,325,551 shares and 27,614,978 shares issued and outstanding as at December 31, 2016 and 2017, respectively	17	—	—	—
Class B ordinary shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,401,254 shares and 7,201,254 shares issued and outstanding as at December 31, 2016 and 2017, respectively	17	—	—	—
Additional paid-in capital		8,323	12,088	1,858
Retained earnings	17	85,734	102,328	15,728
Accumulated other comprehensive (loss) income	17	(1,783)	930	143

Total Baidu, Inc. shareholders’ equity		92,274	115,346	17,729

Noncontrolling interests		(23)	4,004	615

Total equity		92,251	119,350	18,344

Total liabilities, redeemable noncontrolling interests and equity		181,997	251,728	38,689

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the Years Ended December 31,
	Notes	2015	2016	2017	2017
		RMB	RMB	RMB	US$
Revenues:
Online marketing services		64,037	64,525	73,146	11,242
Others		2,345	6,024	11,663	1,792

Total revenues		66,382	70,549	84,809	13,034

Operating costs and expenses:
Cost of revenues		(27,458)	(35,278)	(43,062)	(6,619)
Selling, general and administrative		(17,076)	(15,071)	(13,128)	(2,018)
Research and development		(10,176)	(10,151)	(12,928)	(1,987)

Total operating costs and expenses		(54,710)	(60,500)	(69,118)	(10,624)

Operating profit		11,672	10,049	15,691	2,410

Other income:
Interest income		2,362	2,342	3,154	485
Interest expense		(1,041)	(1,158)	(1,615)	(248)
Foreign exchange income (loss), net		182	508	(482)	(74)
Income (loss) from equity method investments	4	4	(1,026)	(63)	(10)
Others, net	4	24,728	3,794	4,598	707

Total other income, net		26,235	4,460	5,592	860

Income before income taxes		37,907	14,509	21,283	3,270

Income taxes	13	(5,475)	(2,913)	(2,995)	(460)

Net income		32,432	11,596	18,288	2,810

Net loss attributable to noncontrolling interests		1,232	36	13	2

Net income attributable to Baidu, Inc.		33,664	11,632	18,301	2,812

Earnings per share for Class A and Class B ordinary shares:	18
Basic		954.56	319.47	527.51	81.08
Diluted		951.49	318.62	524.08	80.55
Earnings per ADS (1 Class A ordinary share equals 10 ADSs):	18
Basic		95.46	31.95	52.75	8.11
Diluted		95.15	31.86	52.41	8.06
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic		34,921,782	34,665,238	34,725,123	34,725,123
Diluted		35,034,470	34,757,086	34,952,391	34,952,391
Other comprehensive (loss) income:	17
Foreign currency translation adjustment		(645)	(593)	803	123
Unrealized gains (losses) on available-for-sale investments, net of reclassification		295	(57)	1,575	242

Other comprehensive (loss) income, net of tax		(350)	(650)	2,378	365

Comprehensive income		32,082	10,946	20,666	3,175

Comprehensive loss (income) attributable to noncontrolling interests and redeemable noncontrolling interests		1,056	(291)	348	53

Comprehensive income attributable to Baidu, Inc. ordinary shareholders		33,138	10,655	21,014	3,228

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	32,432	11,596	18,288	2,810
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of fixed assets and computer parts	2,886	3,451	3,805	585
Gain on disposal of fixed assets	(24)	(84)	(30)	(5)
Amortization of intangible assets and licensed copyrights	2,975	4,876	7,943	1,221
Deferred income tax, net	2,261	(14)	(756)	(116)
Share-based compensation	1,387	1,760	3,244	499
Provision for doubtful accounts	247	269	585	90
Investment income	(2,709)	(4,971)	(3,244)	(499)
Assets impairment	117	421	2,358	362
(Income) loss from equity method investments	(4)	1,026	63	10
Gain on disposal of subsidiaries	(24,436)	(1,247)	(5,550)	(853)
Barter transaction revenue	(350)	(382)	(763)	(117)
Other non-cash expenses (income)	53	(463)	362	56
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Restricted cash	(1,555)	(222)	52	8
Accounts receivable	(869)	(238)	(721)	(111)
Amounts due from related parties	(796)	1,594	178	27
Other assets	(1,737)	237	1,259	195
Customer advances and deposits	1,469	646	763	117
Accounts payable and accrued liabilities	7,529	4,092	5,100	784
Deferred revenue	211	221	203	31
Deferred income	19	17	47	7
Amounts due to related parties	665	(327)	(306)	(47)

Net cash generated from operating activities	19,771	22,258	32,880	5,054

Cash flows from investing activities:
Acquisition of fixed assets	(5,230)	(4,189)	(4,779)	(735)
Acquisition of computer parts	(21)	(26)	(50)	(8)
Disposal of fixed assets	33	55	44	7
Acquisition of businesses, net of cash acquired (Note 3)	(333)	—	(553)	(85)
Acquisition of intangible assets	(2,493)	(6,296)	(9,122)	(1,402)
Capitalization of software costs	(31)	—	—	—
Purchases of held-to-maturity investments	(50,207)	(47,634)	(56,150)	(8,630)
Maturities of held-to-maturity investments	51,962	46,143	49,580	7,620
Purchases of available-for-sale investments	(126,156)	(182,342)	(209,628)	(32,219)
Sales and maturities of available-for-sale investments	110,653	173,821	198,517	30,512
Purchases of other long-term investments	(5,940)	(4,005)	(12,499)	(1,921)
Sales of other long-term investments	23	303	19	3
Cash distribution from long-term investments	8	5	13	2
(Payments in) proceeds from disposal of subsidiaries’ shares	(3,541)	275	1,445	222
Micro loan origination and disbursement	(451)	(7,920)	(63,597)	(9,775)
Principal payments received on micro loans	103	3,556	40,075	6,159
Purchases of other invested securities	—	(8,968)	(38,167)	(5,866)
Sales and maturities of other invested securities	—	1,311	27,917	4,291

Net cash used in investing activities	(31,621)	(35,911)	(76,935)	(11,825)

BAIDU, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Restricted cash released as collateral for borrowings	102	—	—	—
Repayments of short-term loans	(85)	(1,940)	(826)	(127)
Proceeds from short-term loans	100	3,252	751	115
Repayments of long-term loans	(2,173)	(1,042)	(3,330)	(512)
Proceeds from long-term loans	2,162	6,633	299	46
Payments of capital lease obligation	(59)	(53)	(8)	(1)
Proceeds from debt issuance	10,407	—	9,926	1,526
Payment of debt issuance costs	(52)	—	(17)	(3)
Repayment of long-term notes	—	—	(4,957)	(762)
Proceeds from issuance of convertible notes	—	—	8,463	1,301
Proceeds from issuance of subsidiaries’ shares	3,528	661	4,046	623
Repurchase of ordinary shares	(6,377)	—	(1,723)	(265)
Proceeds from exercise of share options	225	176	453	70
Proceeds from third-party investors for sale of financial products	—	10,426	101,189	15,552
Repayment to third-party investors for sale of financial products	—	(3,666)	(82,987)	(12,755)
Proceeds from secured borrowings from third-party financial institutions	—	—	16,008	2,460
Repayment of secured borrowings from third-party financial institutions	—	—	(2,730)	(420)

Net cash generated from financing activities	7,778	14,447	44,557	6,848

Effect of exchange rate changes on cash and cash equivalents	179	144	(316)	(48)

Net (decrease) increase in cash and cash equivalents	(3,893)	938	186	29

Cash and cash equivalents at beginning of the year	13,853	9,960	10,898	1,675

Cash and cash equivalents at end of the year	9,960	10,898	11,084	1,704

Supplemental disclosures:
Interests paid	867	1,111	758	117
Income taxes paid	2,763	2,402	3,300	507
Non-cash investing and financing activities:
Capital lease obligation	6	7	—	—
Acquisition of fixed assets included in accounts payable and accrued liabilities	1,028	903	1,167	179
Acquisition of other non-current assets included in accounts payable and accrued liabilities	44	37	50	8
Acquisition of licensed copyrights included in accounts payable and accrued liabilities	1,147	2,195	4,040	621
Acquisition of licensed copyrights from nonmonetary content exchanges	292	385	782	120
Non-cash acquisitions of investments	24,431	2,963	765	118

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares)

	Attributable to Baidu, Inc.					Noncontrolling interests	Total shareholders’ equity
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2014	35,106,236	—	3,651	47,701	(280)	1,085	52,157
Net income	—	—	—	33,664	—	(1,232)	32,432
Other comprehensive income (loss)	—	—	—	—	(526)	34	(492)
Business combination	—	—	3	—	—	8	11
Issuance of shares by the Company’s subsidiaries	—	—	976	—	—	959	1,935
Issuance of convertible notes by a disposed subsidiary	—	—	278	—	—	281	559
Exercise of share-based awards	103,952	—	254	—	—	25	279
Share-based compensation	—	—	1,240	—	—	143	1,383
Accretion of redeemable noncontrolling interests	—	—	—	(329)	—	—	(329)
Repurchase and retirement of ordinary shares	(603,726)	—	—	(6,377)	—	—	(6,377)
Disposal of subsidiaries	—	—	—	—	—	(1,292)	(1,292)

Balances at December 31, 2015	34,606,462	—	6,402	74,659	(806)	11	80,266

Net income	—	—	—	11,632	—	(36)	11,596
Other comprehensive income (loss)	—	—	—	—	(977)	2	(975)
Exercise of share-based awards	120,343	—	173	—	—	—	173
Share-based compensation	—	—	1,748	—	—	—	1,748
Accretion of redeemable noncontrolling interests	—	—	—	(557)	—	—	(557)

Balances at December 31, 2016	34,726,805	—	8,323	85,734	(1,783)	(23)	92,251

Net income	—	—	—	18,301	—	(13)	18,288
Other comprehensive income (loss)	—	—	—	—	2,713	—	2,713
Issuance of shares by the Company’s subsidiaries	—	—	42	—	—	4,004	4,046
Acquisition of noncontrolling interests in a subsidiary	—	—	5	—	—	(5)	—
Exercise of share-based awards	235,210	—	454	—	—	—	454
Share-based compensation	—	—	3,264	—	—	—	3,264
Accretion of redeemable noncontrolling interests	—	—	—	17	—	—	17
Repurchase and retirement of ordinary shares	(145,783)	—	—	(1,724)	—	—	(1,724)
Disposal of subsidiaries’ shares	—	—	—	—	—	41	41

Balances at December 31, 2017	34,816,232	—	12,088	102,328	930	4,004	119,350

Balances at December 31, 2017, in US$		—	1,858	15,728	143	615	18,344

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

1.     ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS

Baidu, Inc. (“Baidu” or the “Company”) was incorporated under the laws of the Cayman Islands on January 18, 2000.

As of December 31, 2017, the Company has subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Hong Kong, Japan, Cayman Islands and British Virgin Islands (“BVI”). As of December 31, 2017, the Company also effectively controls a number of variable interest entities (“VIEs”) through the Primary Beneficiaries, as defined below. The VIEs include:

•	Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”), controlled through Baidu Online Network Technology (Beijing) Co., Ltd. (“Baidu Online”), one of the Company’s wholly-owned subsidiaries;

•	Beijing Perusal Technology Co., Ltd. (“Beijing Perusal”), controlled through Baidu Online; and

•	Beijing BaiduPay Science and Technology Co., Ltd. (“BaiduPay”), controlled through Baidu Online; and

•	Other VIEs controlled through by the Company’s subsidiaries other than Baidu Online.

The Company, its subsidiaries, VIEs and subsidiaries of the VIEs are hereinafter collectively referred to as the “Group”. The Group offers online marketing services, artificial intelligence-enabled new business initiatives, internet financial businesses and operates an online video platform offering advertising business and membership services through its content library. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own, but conducts its primary business operations through its subsidiaries and VIEs in the PRC.

PRC laws and regulations prohibit or restrict foreign ownership of internet content, advertising, audio and video services, and mobile application distribution businesses. To comply with these foreign ownership restrictions, the Group operates its websites and primarily provides services subject to such restriction in the PRC through the VIEs, the PRC legal entities that were established or whose equity shares were held by the individuals authorized by the Group. The paid-in capital of the VIEs was mainly funded by the Group through loans extended to the authorized individuals who were the shareholders of the VIEs. The Group has entered into proxy agreements or powers of attorney and exclusive equity purchase option agreement with the VIEs and nominee shareholders of the VIEs through the Group’s subsidiaries (“Primary Beneficiaries”), which give the Primary Beneficiaries the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIEs through the Primary Beneficiaries or their wholly-owned subsidiaries in the PRC, which obligate the Primary Beneficiaries to absorb losses of the VIEs’ that could potentially be significant to the VIEs or entitle the Primary Beneficiaries to receive economic benefits from the VIEs that could potentially be significant to the VIEs. In addition, the Group has entered into certain agreements with the shareholders of the VIEs through the Primary Beneficiaries or their wholly-owned subsidiaries in the PRC, including loan agreements for the paid-in capital of the VIEs and share pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Primary Beneficiaries and the VIEs through the aforementioned agreements with the shareholders of the VIEs. The shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Primary Beneficiaries. In addition, through the other exclusive agreements, which consist of operating agreements, technology consulting and services agreements and license agreements, the Primary

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

Beneficiaries, by themselves or their wholly-owned subsidiaries in the PRC, demonstrate their ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the VIEs. The VIEs are subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, the Company consolidates the VIEs as required by SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) topic 810, Consolidation, because the Company holds all the variable interests of the VIEs through the Primary Beneficiaries.

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

Loan Agreements

Pursuant to loan agreements amongst the shareholders of Baidu Netcom and Baidu Online, Baidu Online provided interest-free loans with an aggregate amount of RMB2.2 billion (US$334 million) to the shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with the proceeds from sale of the shareholders’ equity interest in Baidu Netcom to Baidu Online or its designated person. The terms of the loan agreements will expire on January 17, 2027 at the earliest and can be extended with the written consent of both parties before its expiration.

Each of the loan agreements amongst Baidu Online and the respective shareholders of Beijing Perusal and BaiduPay contains substantially the same terms as those described above, except that the amount of the loans extended to the respective shareholders is RMB3.2 billion (US$491 million) and RMB217 million (US$33 million), respectively. The term of the loan agreements will expire on June 19, 2026 and October 17, 2026, respectively, and can be extended with the written consent of both parties before its expiration.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

Each of the exclusive equity purchase and transfer option agreements amongst Baidu Online, Beijing Perusal and their shareholders, BaiduPay and their shareholders contains substantially the same terms as those described above. Each of the agreements will terminate upon the transfer of all the equity interests held by the shareholders of Beijing Perusal or BaiduPay, as the case may be, to Baidu Online or its designated person(s) or upon expiration of the term of business of Baidu Online, Beijing Perusal or BaiduPay.

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

Each of the operating agreements amongst Baidu Online, Beijing Perusal and their shareholders, BaiduPay and their shareholders contains substantially the same terms as those described above. Each of the agreements will be in effect for an unlimited term, until the term of business of Baidu Online, Beijing Perusal or BaiduPay expires and extension is denied by the relevant approval authorities.

Exclusive Technology Consulting and Services Agreement

Pursuant to the exclusive technology consulting and services agreement between Baidu Online and Baidu Netcom, Baidu Online has the exclusive right to provide to Baidu Netcom technology consulting and services related to, among other things, the maintenance of servers, software development, design of advertisements, and

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

e-commerce technical services. Baidu Online owns the intellectual property rights resulting from the performance of this agreement. Baidu Netcom agrees to pay service fees to Baidu Online and Baidu Online has the right to adjust the service fees at its sole discretion without the consent of Baidu Netcom. The agreement will be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

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

The equity pledges of Baidu Netcom described above are in the process of perfecting by registration with the relevant local administration for industry and commerce as required for a property right under the PRC Property Rights Law, due to recent change in shareholder.

Through the design of the aforementioned agreements, the shareholders of the VIEs effectively assigned their full voting rights to Baidu Online, which gives Baidu Online the power to direct the activities that most significantly impact the VIEs’ economic performance. Baidu Online obtains the ability to approve decisions made by the VIEs

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

and the ability to acquire the equity interests in the VIEs when permitted by PRC law. Baidu Online is obligated to absorb losses of the VIEs that could potentially be significant to the VIEs through providing unlimited financial support to the VIEs or is entitled to receive economic benefits from the VIEs that could potentially be significant to the VIEs through the exclusive technology consulting and service fees. As a result of these contractual agreements, Baidu Online is determined to be the primary beneficiary of the VIEs. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the VIEs through these contractual agreements, and the Company consolidates the VIEs through Baidu Online.

There are similar agreements entered into by Primary Beneficiaries besides Baidu Online with their VIEs and the respective shareholders, which resulted in a parent-subsidiary relationship between the Company and these VIEs.

In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs of the Company is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the performance of the VIEs and their shareholders is in compliance with the articles of association and business licenses of the VIEs.

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

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC laws, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or discontinue the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

The following tables set forth the financial statement balances and amounts of the VIEs and their subsidiaries were included in the consolidated financial statements after the elimination of intercompany balances and transactions among VIEs and their subsidiaries within the Group:

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
	(In millions)
Assets
Current
Cash and cash equivalents	3,087	4,045	622
Short-term investments	6,661	2,052	315
Accounts receivable, net	3,851	3,021	464
Others	3,247	5,280	812

	16,846	14,398	2,213
Non-current
Fixed assets, net	1,438	2,845	437
Intangible assets, net	1,739	2,104	323
Long-term investments, net	4,616	10,614	1,631
Others	2,094	6,488	997

	9,887	22,051	3,388

Total	26,733	36,449	5,601

Third-party liabilities
Current
Accounts payable and accrued liabilities	12,695	14,073	2,163
Customer advances and deposits	1,654	2,288	352
Others	6,566	2,414	371

	20,915	18,775	2,886
Non-current	1,107	5,151	792

Total	22,022	23,926	3,678

Inter-company liabilities*
Inter-company payable to subsidiaries for technology consulting and service fees	2,096	2,828	435
Others	2,729	4,605	708

Total	4,825	7,433	1,143

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(In millions)
Total revenues	20,668	24,603	29,208	4,489
Net loss	(4,398)	(464)	(626)	(96)
Net cash provided by operating activities	3,563	2,737	3,698	569
Net cash used in investing activities	(7,025)	(9,471)	(5,725)	(880)
Net cash provided by financing activities	5,935	5,098	2,985	459

*	Inter-company liabilities represent payable balances of each VIE due to its Primary Beneficiary. Amounts payable to other non-VIE subsidiaries within the Group were included in third party liabilities.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

As of December 31, 2017, there was no pledge or collateralization of the VIEs’ assets other than the aforementioned equity pledge agreements. The amount of the net assets of the VIEs was RMB5.1 billion (US$780 million) as of December 31, 2017. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Company in normal course of business. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented.

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the accounts receivable allowances, credit loss allowance for micro loan receivables, fair values of options to purchase the Company’s or its subsidiaries’ ordinary shares, fair values of certain debt and equity investments, amortization and impairment of licensed copyrights, impairment of long-lived assets, long-term investments and goodwill, the purchase price allocation and fair value of noncontrolling interests with respect to business combinations and acquisition of equity method investees, deferred tax valuation allowance and redeemable noncontrolling interests, among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Comparative Information

Certain items in the consolidated financial statements have been adjusted to conform with the current year’s presentation to facilitate comparison.

Currency Translation for Financial Statements Presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.5063 per US$1.00 on December 29, 2017, the last business day in fiscal year 2017, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Foreign Currency

The Company’s functional currency is the US$. The Company’s subsidiaries, VIEs and subsidiaries of the VIEs determine their functional currencies based on the criteria of ASC topic 830, Foreign Currency Matters. The Company uses the RMB as its reporting currency. The Company uses the exchange rate as of the balance sheet date to translate its assets and liabilities and the average daily exchange rate to translate its each month for income and expense items. Any translation gains (losses) are recorded in other comprehensive income (loss). Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings as a component of “Other income, net”.

Segment Reporting

The Company historically had only one single reportable segment because the Company’s chief operating decision maker (“CODM”) formerly relied on the consolidated results of operations when making decisions on allocating resources and assessing performance of the Company. Starting from the quarter ended June 30, 2015, the Company reorganized its operation into three segments, consisting of the Search Services, Transaction Services and iQIYI as a result of its expansion of offerings into multiple services.

Starting from April 2017, Search Services and Transaction Services were combined into one segment, namely, Baidu Core. The change in reportable segments reflects the Company’s strategic shift and the operational change to de-emphasized its transaction services business and shifted such resources to support its online marketing services. As of December 31, 2017, the Company had two reportable segments, Baidu Core and iQIYI. Baidu Core mainly provides keyword-based marketing services targeted at and triggered by internet users’ search queries, which mainly include pay-for-performance (“P4P”) services and other online marketing services, artificial intelligence-enabled new business initiatives and internet financial services. iQIYI is an online entertainment service provider that, offers original, professionally produced and partner-generated content on its platform.

The Company’s chief executive officer, who has been identified as the CODM, now reviews the operating results of Baidu Core and iQIYI in order to allocate resources and assess the Company’s performance. Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC topic 280, Segment Reporting.

Business Combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC topic 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

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

Cash and Cash Equivalents

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash, money market funds, investments in interest bearing demand deposit accounts, time deposits and highly liquid investments with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value.

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

Receivables from Online Payment Agencies, net of allowance

Receivables from online payment agencies are cash due from the third-party online payment service providers for clearing transactions. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Company. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers used. An allowance for doubtful accounts is recorded in

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

the period in which a loss is determined to be probable. Receivable balances are written off after all collection efforts have been exhausted. The balances are included in “Other current assets, net” on the consolidated balance sheets. As of December 31, 2016 and 2017, no allowance for doubtful accounts was provided for the receivables from online payment agencies.

Loan and Interest Receivables, net of allowance

Loan and interest receivables consist primarily of micro loans to individual borrowers. Such amounts are recorded at the principal net of allowance for credit losses relating to micro loans, and include accrued interest receivable as of the balance sheet date. The loan periods granted by the Company to the borrowers related to the micro loans generally range from one month to thirty-six months. The cash flows related to micro loans are included within the cash flows from investing activities category in the consolidated statement of cash flows.

Allowance for credit losses relating to micro loans represent the Company’s best estimate of the losses inherent in the outstanding portfolio of loans. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential credit losses, and periodic reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding portfolio of debts. The Company bases the allowance for loan and interest receivables credit losses primarily on historical loss experience using a roll rate-based model applied to the loan and interest receivables portfolios. The Company considers many factors, including but not limited to, the age of the amounts due, the payment history, the month of origination, the purpose of the loans, creditworthiness, financial conditions of the borrower, terms of the loans, regulatory environment, and the general economic conditions.

Investments

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than twelve months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. The Company accounts for short-term investments in accordance with ASC topic 320 (“ASC 320”), Investments – Debt and Equity Securities. The Company classifies the short-term investments in debt and equity securities as “held-to-maturity” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

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

In accordance with ASC 320, the securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive income (loss)”. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

Other invested securities

Other invested securities represents the investments purchased by Baidu for its financial services and resold to third-party investors. These transactions do not meet the requirement of asset derecognition in accordance with ASC topic 860 (“ASC 860”), Transfers and Servicing. The Company recorded the proceeds related to the transactions as secured borrowings included in “Amounts due to the third-party investors” on the consolidated balance sheets, and assets pledged are included in “Other invested securities”, on the consolidated balance sheets. Other invested securities were issued by financial institutions and have a variable rate of return that is indexed to the performance of underlying assets. The Company initially records these investments at cost, which approximates its fair value at inception and subsequently records these investments at fair value. Changes in the fair value are reflected in earnings. The cash flows related to purchases and maturities of other invested securities are classified as cash flows from investing activities while the proceeds and payments related to the sale of financial products are classified as cash flows from financing activities in the consolidated statement of cash flows.

Long-term investments

The Company’s long-term investments consist of cost method investments, equity method investments, available-for-sale investments and investments accounted for at fair value.

In accordance with ASC subtopic 325-20, Investments-Other: Cost Method Investments, the Company carries at cost its investments in investees which do not have readily determinable fair value and the Company does not have significant influence. The Company only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

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

As available-for-sale investments are reported at fair value, when the decline in value is determined to be other-than-temporary, the impairment loss on the long-term available-for-sale investments would be recognized in the consolidated statements of comprehensive income.

In accordance with ASC topic 946-320, Financial Services—Investment Companies, Investments—Debt and Equity Securities, the Company accounts for long-term equity investments in unlisted companies held by consolidated investment companies at fair value. These investments were initially recorded at their transaction price net of transaction costs, if any. Fair value of these investments are re-measured periodically in accordance with ASC topic 820 (“ASC 820”), Fair Value Measurements and Disclosures. These equity investments are classified within Level 3 in the fair value hierarchy, and changes in fair value are recorded in the consolidated income statements in the period the change occurs.

Transfers of Financial Assets

The Company accounts for the transfers of financial assets in accordance with ASC 860. Financial assets are derecognized from the Company’s consolidated balance sheets if the transfer qualifies as sales. If the conditions for sale required by ASC 860 are not met, the transfer is considered to be a secured borrowing included in “Amounts due to the third-party investors” on the consolidated balance sheets. The assets remain on the consolidated balance sheets as “Other invested securities” and the sale proceeds are recognized as the Company’s liability.

Certain financial assets that the Company bought as an agent on behalf of third-party investors have been isolated from the Company, even in bankruptcy or other receivership. These financial assets and associated liabilities are not recorded on the Company’s consolidated balance sheets.

Fair Value Measurements of Financial Instruments

Financial instruments are in the form of cash and cash equivalents, restricted cash, short-term investments, other invested securities, accounts receivable, loan and interest receivables, amounts due from and due to related parties, other receivables, long-term investments, short-term loans, accounts payable and accrued liabilities, customer advances and deposits, derivative instruments, capital lease obligation, notes payable and long-term loans. The carrying amounts of these financial instruments, except for long-term cost method investments, long-term equity method investments, long-term available-for-sale investments, derivative instruments, notes payable and long-term loans, approximate their fair values because of their generally short maturities. Available-for-sale equity investments, other invested securities, investments accounted for at fair value, and derivative instruments were adjusted to fair value at each reporting date. The carrying amounts of long-term held-to-maturity investments and long-term loans approximate their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities. The fair value of notes payable is based on quoted price.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

Research, Development and Computer Software

Capitalization of software developed for internal use

The Company capitalized certain internal use software development costs in accordance with ASC subtopic 350-40, Intangibles-Goodwill and Other: Internal-Use Software, amounting to RMB33 million, RMB4 million and nil (US$ nil) for the years ended December 31, 2015, 2016 and 2017, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly include payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are included in “Intangible assets, net”. The amortization expense for capitalized software costs amounted to RMB13 million, RMB7 million and RMB8 million (US$1 million) for the years ended December 31, 2015, 2016 and 2017, respectively. The unamortized amount of capitalized internal use software development costs was RMB30 million and RMB22 million (US$3 million) as of December 31, 2016 and 2017, respectively.

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

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Office building	– 45 years
Office building related facility, machinery and equipment	– 15 years
Computer equipment	– 3 to 5 years
Office equipment	– 3 to 5 years
Vehicles	– 5 years
Leasehold improvements	– over the shorter of lease terms or estimated useful lives of the assets

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

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest costs capitalized for the years ended December 31, 2015, 2016 and 2017 were insignificant.

Licensed Copyrights

Licensed copyrights consist of professionally-produced content such as movies, television series, variety shows, sports and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability recorded when cost of the content is known, the content has been accepted by us in accordance with the conditions of the license agreement and the content is available for its first showing on our internet platform. Licensed copyrights are carried at the lower of unamortized cost or net realizable value. The current and non-current portions of licensed copyrights of video content are recorded in “Other current assets, net” or “Intangible assets, net”, respectively.

The Company has two types of licensed copyrights, (i) non-exclusive licensed copyrights and (ii) exclusive licensed copyrights. With non-exclusive licensed copyrights, the Company has the right to broadcast the contents on its own internet platform. While, with exclusive licensed copyrights, in addition to the broadcasting right, the Company also has the right to sublicense the underlying contents to third parties.

Non-exclusive licensed copyrights, mainly comprising of newly released movies, television series and seasonal variety shows, are generally amortized using an accelerated method based on historical viewership consumption patterns. Other non-exclusive licensed copyrights, mainly comprising of library movies, television series and variety shows and certain non-episodic features, are amortized on a straight-line basis, as the consumption pattern based on historical viewing data supports this amortization method. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised, if necessary. The major factors that impact the viewership consumption patterns include film box office, ratings for television series and variety shows, user traffic on our platforms, placement schedule, user tastes and preferences, emerging cultural trends, merchandising and marketing efforts. When the amortization pattern is revised, it is accounted for as a change in accounting estimate prospectively in accordance with ASC 250 (“ASC 250”), Accounting Changes and Error Corrections.

The purchase cost of exclusive licensed copyrights includes a broadcasting right and a right to sublicense to third parties, and the Company allocates the content cost to these two rights when the exclusive licensed copyrights are initially recognized based on the relative proportion of our estimate of the total revenues that will be generated by each right. For the broadcasting right, which is the portion of an exclusive licensed copyright that generates direct and indirect advertising and membership revenues, the content costs are amortized in accordance with ASC 920-350 (“ASC 920-350”), Entertainment-Broadcasters: Intangibles—Goodwill and Other, using the same method as non-exclusive licensed copyrights as described above. For the right to sublicense to third parties, which is the portion of an exclusive licensed copyright that generates direct revenues, the content costs are amortized in accordance with ASC topic 926 (“ASC 926”), Entertainment—Films using an individual-film-forecast-computation method, which amortizes such costs based on the ratio of the actual sublicensing revenues generated for the current period to the total sublicensing revenues estimated to be generated by the sublicensing right. The Company revisits the forecasted total direct revenues on a periodic basis and any resulting changes to such estimates and the resulting amortization expense are accounted for prospectively as a change in accounting estimate in accordance with ASC 250.

On a periodic basis, the Company evaluates the program usefulness of the broadcasting rights of its licensed copyrights and record such rights at the lower of unamortized cost or estimated net realizable value pursuant to

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

the guidance in ASC 920-350. When there is a change in the expected usage of licensed copyrights, the Company estimates net realizable value of licensed copyrights to determine if any impairment exists.

Net realizable value is determined by estimating the expected cash flows generated from the provision of online advertising and membership services, less any direct costs, over the remaining useful lives of non-exclusive licensed copyrights. The Company estimates advertising and membership cash flows for each category of the content. Estimates that impact advertising and membership cash flows include anticipated levels of demand for our online advertising and membership services and the expected selling prices of our advertisements and membership. For the right to sublicense to third parties, the Company assesses recoverability in accordance with ASC 926-20, Entertainment—Films: Other Assets—Film Costs.

Goodwill and Intangible Assets

Goodwill

The Company assesses goodwill for impairment in accordance with ASC subtopic 350-20 (“ASC 350-20”), Intangibles—Goodwill and Other: Goodwill, which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

As of December 31, 2016, the Company had three reporting units, consisting of Search Services, Transaction Services, and iQIYI. As part of the combination of Search Services and Transaction Services segments into Baidu Core segment, the Company determined that there were only two reporting units, Baidu Core and iQIYI starting from April 2017. The goodwill previously allocated to Search Services and Transaction Services was reassigned to Baidu Core.

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

The Company performed a qualitative assessment for the Baidu Core reporting unit. Based on the requirements of ASC 350-20, the Company evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Company. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of each of the reporting units, and further impairment testing on goodwill was unnecessary as of December 31, 2017.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

The Company elected to assess goodwill for impairment using the two-step process for the iQIYI reporting unit. Significant management judgment is involved in determining these estimates and assumptions, and actual results may differ from those used in valuations. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit which could trigger future impairment. The judgment in estimating the fair value of a reporting unit includes forecasts of future cash flows, which are based on our best estimate of future revenue and operating expenses growth rates, future capital expenditures and working capital levels, as well as an appropriate discount rate determined by a weighted average cost of capital approach and the selection of comparable companies operating in similar businesses. The Company also reviewed marketplace data to assess the reasonableness of assumptions such as discount rate, operating margins, and working capital levels. The fair value of iQIYI exceeded its carrying amount, and therefore goodwill related to the iQIYI reporting unit was not impaired and the Company was not required to perform further testing.

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

Intangible assets have weighted average economic lives from the date of purchase as follows:

Land use rights	– 50 years
Customer relationships	– 3 years
Software	– 4 years
Trademarks	– 10 years
User list	– 3 years
Licensed copyrights of video contents	– 3 years
Others	– 6 years

Intangible assets with an indefinite useful life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill.

Impairment of Long-Lived Assets Other Than Goodwill

The Company evaluates long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC topic 360, Property, Plant and Equipment. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flow the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheets.

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

Performance-based online marketing services

Cost-per-click

The Company’s auction-based P4P platform enables a customer to place its website link and related description on the Company’s search result list on the platform which could be accessed through personal computer or mobile devices. Customers make bids on keywords based on how much they are willing to pay for each click to their listings in the search results listed on the Company’s platform and the relevance between the keywords and the customer’s businesses. Internet users’ search of the keyword will trigger the display of the listings. The ranking of the customer’s listing depends on both the bidding price and the listing’s relevance to the keyword searched. Customers pay the Company only when a user clicks on one of its website links.

Besides the Company’s traditional auction-based P4P services, the Company also displays in-feed marketing to targeted users through Baidu Feed. Customers pay the Company when a targeted user clicks the in-feed marketing and turns to its platforms.

For the type of cost-per-clicks, revenue is recognized when all of the revenue recognition criteria set forth in ASC 605 are met, which is generally when a user clicks on one of the customer-sponsored links or in-feed marketing.

Other performance-based online marketing services

To the extent the Company provides online marketing services based on performance criteria other than cost-per-click, such as the number of downloads (and user registration) of mobile applications and the pre-determined ratios of completed transaction volumes, revenue is recognized when the specified performance criteria are met together with satisfaction of other applicable revenue recognition criteria as prescribed by ASC 605.

Display-based online advertising services

The Company provides display-based online advertising services to customer by integrating text description, image and video, and displaying the advertisements in a prominent position of the search result page, vertical search products or through Baidu Feed. The Company recognizes revenue in accordance with ASC 605, on a pro-rata basis over the contractual term for cost per time advertising arrangements commencing on the date the customer’s advertisement is displayed on the Company’s platform, or on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements.

Online marketing services involving Baidu Union

Baidu Union is the program through which the Company expands distribution of its customers’ sponsored links or advertisements by leveraging traffic of the Baidu Union members’ internet properties. The Company makes

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

payments to Baidu Union members for acquisition of traffic. The Company recognizes gross revenue for the amount of fees it receives from its customers. Payments made to Baidu Union members are included in cost of revenues as traffic acquisition costs.

Membership services

The Company offers membership services which provide subscribing members access to streaming of premium content in exchange for a non-refundable upfront membership fee. Membership periods range from one month to twelve months. The receipt of membership fees is initially recorded as deferred revenue and we recognize revenue ratably over the membership period as services are rendered.

Financial services

The Company offers financial services which include provision of installment payment services to consumers and wealth management services to third-party investors. Interest income earned from provision of financial services is reported as “Other revenues” and reported on a net basis after deduction of related interest costs incurred. Gross interest income and interest costs recognized for the year ended December 31, 2017 were RMB3.5 billion (US$543 million) and RMB1.9 billion (US$288 million), respectively. Gross interest income and interest costs recognized for the years ended December 31, 2016 and 2015 were insignificant.

Barter transactions

Nonmonetary exchanges of licensed copyrights of video contents

The Company enters into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provide rights for each party to broadcast the licensed copyrights received on its own website only; each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. The Company accounts for these nonmonetary exchanges in accordance with ASC topic 845 (“ASC 845”), Nonmonetary Transactions, and records the transaction based on the fair value of the asset surrendered. Barter sublicensing revenues are recognized in accordance with ASC subtopic 926-605, Entertainment-Films; Revenue Recognition when all of the following criteria are met: persuasive evidence of a sub-licensing arrangement with a customer exists, the content is delivered or is available for immediate and unconditional delivery, the sub-license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale, the arrangement fee is fixed or determinable and collection of the arrangement fee is reasonably assured, and when there are no other future obligations under the agreement. The Company estimates the fair value of the contents surrendered based on various factors, including comparable cash sublicensing transactions and relative size, scale, and market share of counterparties to the exchange.

The attributable cost of the barter transaction is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright, computed using the individual-film-forecast-computation method in accordance with ASC 926. The Company recognized barter sublicensing revenues of RMB350 million, RMB382 million and RMB763 million (US$117 million) and related costs of RMB265 million, RMB363 million and RMB650 million (US$100 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

Other nonmonetary exchanges

The Company engages in certain barter transactions other than licensed copyrights of video contents from time to time and in such situations follows the guidance set forth in ASC 845. While nonmonetary transactions are recorded at fair value, if such value is not determinable within reasonable limits, or the transaction lacks commercial substance, or the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange, the transaction is recognized based on the carrying value of the product or services provided. The Company also engages in certain advertising barter transactions and follows the guidance set forth in ASC subtopic 605-20, Revenue Recognition: Services. The advertising barter transactions are recorded at fair value. If the fair value of the advertising surrendered in the barter transaction is not determinable within required limits, the barter transaction is recorded based on the carrying amount of the advertising surrendered, which is generally nil. The amount of revenues recognized for barter transactions other than licensed copyrights of video contents was insignificant for each of the years presented.

Other revenue recognition related policies

In accordance with ASC subtopic 605-25 (“ASC 605-25”), Revenue Recognition: Multiple-Deliverable Revenue Arrangements, for arrangements that include multiple deliverables, primarily for advertisements to be displayed in different spots, placed under different forms and occurring at different times, the Company would evaluate all the deliverables in the arrangement to determine whether they represent separate units of accounting. For the arrangements with deliverable items to be considered a separate unit of accounting, the Company allocates the total consideration of the arrangements based on their relative selling price, with the selling price of each deliverable determined using vendor-specific objective evidence of selling price, third-party evidence of selling price, or management’s best estimate of the selling price (“BESP”), and recognizes revenue as each service deliverable is provided. The Company considers all reasonably available information in determining the BESP, including both market and entity-specific factors.

The Company delivers some of its online marketing services to end customers through engaging third-party distributors. In this context, the Company may provide cash incentives to distributors. The cash incentives are accounted for as a reduction of revenue in accordance with ASC subtopic 605-50 (“ASC 605-50”), Revenue Recognition: Customer Payments and Incentives.

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

The Company provides coupons and credits to the end users in certain businesses. The coupons and credits can be used to reduce the purchase price or to redeem for gifts. Coupons issued to end users as a result of a concurrent sale are recognized as reductions of the corresponding revenue in accordance with ASC 605-50. Coupons issued to end users for free and without concurrent sales are recognized as advertising and promotional expenses upon the actual usage of the coupons. Credits provided to end users for redeeming gifts in the future are accrued as advertising and promotional expenses upon issuance.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

Cost of Revenues

Cost of revenues consists primarily of sales taxes (including business tax and value-added tax) and surcharges, traffic acquisition costs, bandwidth costs, depreciation, content costs, payroll and related costs of operations.

The Company incurs sales taxes and surcharges in connection with the provision of online marketing services, technical and consultative service fees charged by its subsidiaries to VIEs and other taxable services in the PRC. In accordance with ASC subtopic 605-45, Revenue Recognition: Principal Agent Considerations, the Company includes the sales tax and surcharges incurred on its online marketing revenues in cost of revenues. The sales tax and surcharges in cost of revenues for the years ended December 31, 2015, 2016 and 2017 were RMB4.6 billion, RMB4.7 billion and RMB6.2 billion (US$951 million), respectively. Traffic acquisition costs represent the amounts paid or payable to Baidu Union members who direct search queries to the Company’s websites or distribute the Company’s customers’ paid links through their properties. These payments are primarily based on revenue sharing arrangements under which the Company pays its Baidu Union members and other business partners a percentage of the fees it earns from its online marketing customers.

Advertising and Promotional Expenses

Advertising and promotional expenses, including advertisements through various forms of media and kinds of marketing and promotional activities, are included in “Selling, general and administrative expense” in the consolidated statements of comprehensive income (loss) and are expensed when incurred. Advertising and promotional expenses for the years ended December 31, 2015, 2016 and 2017 were RMB9.8 billion, RMB7.7 billion and RMB4.6 billion (US$700 million), respectively.

Government Subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government subsidies, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies of non-operating nature with no further conditions to be met are recorded as non-operating income in “Other income, net” when received. The government subsidies with certain operating conditions are recorded as “deferred income” when received and will be recorded as operating income when the conditions are met.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

The Company applies the provisions of ASC topic 740 (“ASC 740”), Income Taxes, in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2015, 2016 and 2017, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

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

The Company accounts for share awards issued to non-employees in accordance with the provisions of ASC subtopic 505-50, Equity: Equity-based Payments to Non-Employees. The Company uses the Black-Scholes-Merton option pricing model method to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation. ASC 718 requires share-based compensation to be presented in the same manner as cash compensation rather than as a separate line item.

Earnings Per Share (“EPS”)

The Company computes earnings per Class A and Class B ordinary shares in accordance with ASC topic 260 (“ASC 260”), Earnings Per Share, using the two-class method. Under the provisions of ASC 260, basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation. The Company accounts for the accretion of the redeemable noncontrolling interests in the calculation of income available to ordinary shareholders of the Company used in the earnings per share calculation.

Diluted earnings per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options, restricted shares subject to

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

forfeiture, and contracts that may be settled in the Company’s stock or cash. The dilutive effect of outstanding stock options and restricted shares is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted earnings per Class A ordinary share assumes the conversion of Class B ordinary shares to Class A ordinary shares, while diluted earnings per Class B ordinary share does not assume the conversion of such shares.

The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting rights. As a result, and in accordance with ASC 260, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted earnings per Class A ordinary share, the undistributed earnings are equal to net income for that computation.

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

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties and loan receivables. As of December 31, 2017, the Company has RMB100.7 billion (US$15.5 billion) in cash and cash equivalents, restricted cash, and short-term investments, 95.95% and 4.05% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. The Company’s total cash and cash equivalents, restricted cash, and short-term investments held at

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

Bank of China, China Construction Bank, China Merchants Bank, and Bank of Communications exceeded 10%, representing 25.26%, 18.83%, 12.56% and 10.50% of the Company’s total cash and cash equivalents, restricted cash, and short-term investments as of December 31, 2017, respectively.

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

Accounts receivable are typically unsecured and derived from revenue earned from customers and agents in China, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. The Company maintains reserves for estimated credit losses and these losses have generally been within its expectations. As of December 31, 2017 and 2016, the Company had no single customer with a receivable balance exceeding 10% of the total accounts receivable balance.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, short-term investments, long-term investments and notes payable denominated in the US$. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The depreciation of the US$ against the RMB was approximately 6.29% in 2017. Most of the revenues and costs of the Company are denominated in RMB, while a portion of cash and cash equivalents, short-term financial assets, investments and notes payable are denominated in U.S. dollars. Any significant devaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in US$.

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Company will adopt the new standard effective January 1, 2018, using the modified retrospective method. The cumulative effect of initially applying the guidance will be recognized at the date of initial application is not expected to be material and prior periods will not be retrospectively adjusted. The Company has substantially completed the assessment and implementation work, and the main impact will be the reclassification of value-added tax from cost of revenues to net against revenues. If presented net of value-added tax, revenues for the year ended December 31, 2017 would have been approximately 5.6% lower than currently presented.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company will adopt the new standard effective January 1, 2018. The adoption of ASU 2016-01 will increase the volatility of the Company’s “Other income, net”, resulting from the remeasurement of equity investments. The cumulative effect of initially applying the guidance is RMB676 million (US$104 million) will be reclassed from “Accumulated other comprehensive income” to “Retained earnings” at the date of initially applying the guidance.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. The Company will adopt ASU 2016-02 in the first quarter of 2019. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3.    BUSINESS COMBINATIONS

The total purchase consideration for business combinations were RMB332 million, nil and RMB721 million (US$111 million) for the years ended December 31, 2015, 2016 and 2017, respectively. The Company expected to complement its existing businesses and achieve significant synergies from such acquisitions. The acquired entities were considered insignificant, both individually and in aggregate. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition.

Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, both individually and in aggregate, were not significant to the Company’s consolidated results of operations.

4.    INVESTMENTS

Short-term Investments

As of December 31, 2017, all of the short-term held-to-maturity investments were time deposits in commercial banks with maturities of less than one year. The short-term available-for-sale investments are debt securities with maturities of less than one year purchased from commercial banks and other financial institutions, and equity securities of a publicly listed company.

During the years ended December 31, 2015, 2016 and 2017, the Company recorded interest income from its short-term investments of RMB2.2 billion, RMB2.3 billion and RMB3.0 billion (US$455 million) in the consolidated statements of comprehensive income, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

The short-term held-to-maturity debt investments as well as the short-term available-for-sale debt investments will mature within one year.

Long-term Investments

The Company’s long-term investments consist of cost method investments, equity method investments, available-for-sale investments and investments accounted for at fair value.

Cost method investments

The carrying amount of cost method investments was RMB12.9 billion and RMB21.8 billion (US$3.3 billion) as of December 31, 2016 and 2017, respectively. The Company’s investments in preferred shares of the investees are not considered in-substance common stock if these preferred shares contain substantive dividend preference, liquidation preference and/or redemption feature and if they do not have mandatory redemption features nor readily determinable fair values. Investments in these preferred shares are accounted for under the cost method.

In 2016, the Company exchanged its equity shares of Uber (Cayman), Ltd. (“Uber China”), with Xiaoju Kuaizhi, Inc. (“Didi”), a China based ridesharing company, upon the merger of the two companies. The Company recognized a total gain of RMB2.0 billion in “Other income, net”, and the retained investment in Didi was accounted for as a cost method investment.

In May 2017, the Company completed the disposal of its mobile game business to third-party companies, a total gain of RMB923 million (US$142 million) was recognized in “Other income, net”.

In August 2017, the Company completed the disposal of Xiaodu Life Technology Ltd (“Xiaodu”), a former subsidiary of the Company primarily engaged in the business of takeout delivery services, to Rajax Holding, a China based delivery company. The Company recognized a total gain of RMB4.6 billion (US$712 million) in “Other income, net”, and also the retained an investment in Rajax Holding was accounted for as a cost method investment.

In October 2017, the Company completed the share purchase transaction of China United Network Communication Limited (“China Unicom”), listed telecommunications company in China. The total purchase consideration was RMB7.0 billion (US$1.1 billion) in cash with RMB4.0 billion (US$615 million) attributable to noncontrolling interest. The investment in China Unicom was held by a non wholly-owned subsidiary of the Company and was accounted for as a cost method investment due to a three-year holding requirement.

Equity method investments

Equity Investment in Ctrip.com International, Ltd. (“Ctrip”) On October 26, 2015, the Company completed a share exchange transaction with Ctrip (“Ctrip transaction”), a company engaged in the online travelling business. The Company exchanged its beneficially owned 178,702,519 Class A ordinary shares and 11,450,000 Class B ordinary shares of its majority-owned subsidiary Qunar Cayman Islands Limited (“Qunar”) in exchange for 11,488,381 newly-issued ordinary shares of Ctrip. The Company recognized a total gain of RMB24.4 billion from the Ctrip transaction in “Other income, net” in the consolidated statements of comprehensive income for the year ended December 31, 2015. In 2016, further shares were acquired by the Company, and as of December 31, 2017 the Company held approximately 19% of Ctrip’s outstanding shares. The fair value of the Company’s equity investment in Ctrip based on the market price of Ctrip’s shares listed on the NASDAQ was RMB29.2 billion and RMB30.2 billion (US$4.6 billion) as of December 31, 2016 and 2017, respectively. The Company accounts for the investment in Ctrip as an equity method investment in accordance with ASC 323 due to its significant influence over the entity.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

The following tables set forth the summarized financial information of Ctrip:

	As of September 30,*
	2016	2017	2017
	RMB	RMB	US$
	(In millions)
Current assets	52,222	63,241	9,505
Non-current assets	83,336	99,986	15,028
Current liabilities	33,174	41,972	6,309
Non-current liabilities	31,128	37,590	5,650
Noncontrolling interests	3,678	1,935	291

	For the twelve months ended September 30,*
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(In millions)
Total revenues	10,485	17,642	25,731	3,955
Gross profit	7,073	12,669	20,725	3,185
(Loss) income from operations	(115)	(1,681)	2,626	404
Net income (loss)	2,053	(2,177)	2,282	351
Net income (loss) attributable to the investees	2,208	(2,000)	2,284	351

*	The Company adopted a one-quarter lag in reporting its share of equity income in Ctrip

During the year ended December 31, 2016, the Company derecognized a group of assets sold to a third party and deconsolidated several subsidiaries due to the loss of a controlling equity interest in the subsidiary or substantive participating rights granted to other minority shareholders of the subsidiaries. An aggregate gain of RMB1.4 billion was recognized in “Other income, net” during the year ended December 31, 2016 accordingly. The Company’s retained interest in these subsidiaries were accounted for as equity method investments. Fair values of investments retained were estimated by using the income approach or market approach. Inputs used in these methodologies primarily included future cash flows, discount rate, and the selection of comparable companies operating in similar businesses. The transactions with these equity investees are aggregately disclosed in Note 20.

As of December 31, 2016 and 2017, besides Ctrip the Company held several other equity method investments through its subsidiaries or VIEs, all of which the Company can exercise significant influence but does not own a majority equity interest in or has control over. The carrying amount of all of the equity method investments including Ctrip was RMB32.3 billion and RMB31.4 billion (US$4.8 billion) as of December 31, 2016 and 2017, respectively. The Company excluded the summarized information for these other equity method investments, as the other equity investees were insignificant for all the years presented.

Available-for-sale equity investments and investments accounted for at fair value

Long-term available-for-sale equity investments represent investments in the equity securities of publicly listed companies. As the Company does not have significant influence over the investees, the investments were classified as available-for-sale and reported at fair value. Long-term investments accounted for at fair value represents certain equity investments of private companies. These investments are carried at fair value with realized or unrealized gains and losses recorded in the consolidated income statements.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

The methodology used in the determination of fair values for available-for-sale equity investments, other invested securities and investments accounted for at fair value are summarized in Note 22.

The total impairment charges on long-term investments were RMB117 million, RMB245 million and RMB597 million (US$92 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

	As of December 31, 2016
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB
	(In millions)
Short-term investments
Fixed-rate held-to-maturity investments	41,802	70	(4)			41,868
Fixed-rate available-for-sale debt investments	14,353			31	(6)	14,378
Adjustable-rate available-for-sale debt investments	14,674			313		14,987
Available-for-sale equity investments	33				(4)	29
Other invested securities	7,686			62		7,748
Long-term investments
Available-for-sale equity investments	528				(31)	497

	As of December 31, 2017
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value	Fair value

	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(In millions)
Short-term investments
Fixed-rate held-to-maturity investments	48,666	47	(18)			48,695	7,484
Fixed-rate available-for-sale debt investments	29,550			477	(5)	30,022	4,614
Adjustable-rate available-for-sale debt investments	10,589			104		10,693	1,643
Other invested securities	18,289			169	(108)	18,350	2,820
Long-term investments:
Available-for-sale equity investments	2,077			742	(46)	2,773	426
Investments accounted for at fair value	307			14		321	49

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

5.     ACCOUNTS RECEIVABLE

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
	(In millions)
Accounts receivable	4,286	4,887	751
Allowance for doubtful accounts	(177)	(316)	(48)

	4,109	4,571	703

The movements in the allowance for doubtful accounts were as follows:

	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(In millions)
Balance as of January 1	94	190	177	27
Amounts charged to expenses	115	39	190	29
Amounts written off	(19)	(52)	(51)	(8)

Balance as of December 31	190	177	316	48

6.     LOANS AND INTEREST RECEIVABLE

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
	(In millions)
Loans and interest receivable, current	1,849	24,598	3,780
Allowance for credit losses	(49)	(660)	(101)

Net loans and interest receivable, current	1,800	23,938	3,679

Loans and interest receivable, non-current	2,778	3,571	549
Allowance for credit losses	(69)	(104)	(16)

Net loans and interest receivable, non-current	2,709	3,467	533

The movements in the allowance for credit losses were as follows:

	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(In millions)
Balance as of January 1	—	9	118	18
Additions	9	109	888	136
Charge-offs	—	—	(242)	(37)

Balance as of December 31	9	118	764	117

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

7.     OTHER CURRENT ASSETS

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
	(In millions)
Prepaid expenses	389	398	61
Advances to suppliers	923	764	117
Receivables from online payment agencies	410	312	48
Deposits	239	204	31
Purchased copyrights	593	819	126
Others	791	928	143

	3,345	3,425	526

8.    FIXED ASSETS

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
	(In millions)
Computer equipment	15,193	18,354	2,821
Office building	3,247	4,003	615
Office building related facility, machinery and equipment	1,772	1,956	301
Vehicles	45	80	12
Office equipment	546	690	106
Leasehold improvements	316	341	52
Construction in progress	755	680	105

	21,874	26,104	4,012
Accumulated depreciation and impairment	(10,580)	(13,629)	(2,095)

	11,294	12,475	1,917

The Company obtained certain computer servers and equipment by entering into capital leases. The gross amount and the accumulated depreciation of these servers and equipment were RMB221 million and RMB210 million, respectively, as of December 31, 2016 and RMB198 million (US$30 million) and RMB198 million (US$30 million), respectively, as of December 31, 2017.

Depreciation expense of the fixed assets, including assets under capital leases, was RMB2.9 billion, RMB3.4 billion and RMB3.8 billion (US$580 million) for the years ended December 31, 2015, 2016 and 2017, respectively. The Company recognized impairment charges on fixed assets of nil, nil and RMB70 million (US$11 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

9.    GOODWILL AND INTANGIBLE ASSETS

Goodwill

There were three reporting units as of December 31, 2015 and 2016. Starting from April 2017, Search Services and Transaction Services were combined into one reporting unit, namely, Baidu Core, resulting in two reporting units, Baidu Core and iQIYI, as of December 31, 2017.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

The changes in carrying amount of goodwill for each reporting unit from December 31, 2015 to March 31, 2017 were as follow:

	Search Services	Transaction Services	iQIYI	Total
	RMB	RMB	RMB	RMB
	(In millions)
Balance at December 31, 2015	10,823	1,297	3,276	15,396
Goodwill disposed	(38)	(16)	—	(54)

Balance at December 31, 2016	10,785	1,281	3,276	15,342
Goodwill acquired	499	—	—	499

Balance at March 31, 2017	11,284	1,281	3,276	15,841

The changes in carrying amount of goodwill for each reporting unit after March 31, 2017 were as follow:

	Baidu Core	iQIYI	Total
	RMB	RMB	RMB
	(In millions)
Balance at March 31, 2017	12,565	3,276	15,841
Goodwill acquired	81	—	81
Goodwill disposed	(116)	—	(116)

Balance at December 31, 2017	12,530	3,276	15,806

Balance at December 31, 2017, in US$	1,926	503	2,429

Intangible Assets

Finite-lived intangible assets

	As of December 31, 2016
	Gross carrying value	Accumulated amortization and impairment	Net carrying value
	RMB	RMB	RMB
	(In millions)
Land use right	464	(54)	410
Customer relationships	463	(462)	1
Software	544	(424)	120
Trademarks	596	(205)	391
User list	699	(657)	42
Licensed copyrights of video contents	5,608	(2,993)	2,615
Others	738	(459)	279

	9,112	(5,254)	3,858

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

	As of December 31, 2017
	Gross carrying value	Accumulated amortization and impairment	Net carrying value	Net carrying value
	RMB	RMB	RMB	US$
	(In millions)
Land use right	464	(193)	271	42
Customer relationships	463	(463)	—	—
Software	537	(499)	38	6
Trademarks	578	(464)	114	17
User list	677	(667)	10	2
Licensed copyrights of video contents	9,384	(4,826)	4,558	700
Others	1,066	(591)	475	73

	13,169	(7,703)	5,466	840

The Company recognized impairment loss on intangible assets of nil, RMB213 million and RMB529 million (US$81 million) for the years ended December 31, 2015, 2016 and 2017, respectively. Amortization expense of intangible assets for the years ended December 31, 2015, 2016 and 2017 were RMB2.5 billion, RMB4.7 billion and RMB7.9 billion million (US$1.2 billion ), respectively.

Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

	RMB	US$
	(In millions)
For the years ending December 31,
2018	2,540	390
2019	1,383	213
2020	813	125
2021	304	47
2022	118	18

Indefinite-lived intangible assets

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
	(In millions)
Domain names	9	—	—
Trademarks	5	1	—

	14	1	—

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

10.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
	(In millions)
Accrued payroll and welfare	1,445	1,779	273
Tax payable	793	2,271	349
Interest payable	102	267	41
Users’ and distributors’ deposits	660	563	87
Purchase of fixed assets and spare parts	1,208	1,592	244
Traffic acquisition costs	1,968	2,482	381
Bandwidth costs	1,353	1,824	280
Content acquisition costs	3,360	5,866	902
Funds collected on behalf of service providers	1,606	529	81
Payable to merchants	469	330	51
Accrued other operating expenses	6,482	7,720	1,186
Others	2,184	2,300	354

	21,630	27,523	4,229

11.    LOANS PAYABLE

Short-term Loans

On January 22, 2016, iQIYI entered into a banking facility agreement with China Merchants Bank (Beijing Branch), pursuant to which iQIYI is entitled to borrow an unsecured RMB denominated loan of RMB200 million (US$31 million) for one year with a fixed annual interest rate at 95% of the benchmark one-year lending rate published by the People’s Bank of China. The loan is intended for general working capital purposes. On January 29, 2016, iQIYI drew down RMB54 million (US$8 million) with a fixed interest rate of 4.13%. On February 26, 2016, iQIYI drew down an additional RMB21 million (US$3 million) with a fixed interest rate of 4.13%. On December 14, 2016, additional RMB26 million (US$4 million) was drawn down with a fixed interest rate of 4.13%. The loan was fully repaid when it became due.

On July 11, 2016, the Company entered into a banking facility agreement with China Merchants Bank (Beijing Branch), pursuant to which the Company is entitled to borrow an unsecured RMB denominated loan of RMB200 million (US$31 million) for one year with a fixed annual interest rate at benchmark one-year lending rate published by the People’s Bank of China. This facility is reserved for the consumer credit business exclusively. On July 19, 2016, the Company drew down RMB50 million (US$8 million) with a fixed interest rate of 4.35%. On August 8, 2016, an additional RMB80 million (US$12 million) was drawn down with a fixed interest rate of 4.35%. The loan was fully repaid when it became due.

On July 11, 2016, the Company entered into a banking facility agreement with China Citic Bank (Chongqing Branch), pursuant to which the Company is entitled to borrow an unsecured RMB denominated loan of RMB150 million (US$23 million) for one year with an interest rate based on the Loan Prime Rate (“LPR”) plus 48.50 basis points. This facility is reserved for the consumer credit business exclusively. On September 23, 2016, the Company drew down RMB150 million (US$23 million) with an interest rate of 4.78% under the facility commitment. The loan was fully repaid when it became due.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

On August 12, 2016, the Company entered into a banking facility agreement with China Citic Bank (Chongqing Branch), pursuant to which the Company is entitled to borrow an unsecured RMB denominated loan of RMB150 million (US$23 million) for one year with an interest rate based on LPR plus 26.75 basis points. This facility is reserved for the consumer credit business. On August 16, 2016, the Company drew down RMB150 million (US$23 million) with an interest rate of 4.56% under the facility commitment. The loan was fully repaid when it became due.

On November 17, 2016, the Company entered into a loan agreement with International Finance Corporation, pursuant to which the Company is entitled to borrow an unsecured RMB denominated loan of RMB500 million (US$77 million) with a term of one year, and to be used for the consumer credit business exclusively. On December 9, 2016, the Company drew down RMB500 million (US$77 million) with a fixed interest rate of 4.92%. The loan was extended to December 8, 2018 with an interest rate of 6.04% via a renewed contract signed by both parties when the original loan became due.

On November 24, 2016, the Company entered into a loan agreement with China Merchants Bank (Shanghai Branch), pursuant to which the Company is entitled to borrow an unsecured RMB denominated loan of RMB100 million (US$15 million) with a term of one year. Pursuant to the agreement the loan shall be used by the Company for the consumer credit business exclusively. On December 19, 2016, the Company drew down RMB85 million (US$13 million) with a fixed interest rate of 4.18%. On January 24, 2017, an additional RMB15 million (US$2 million) was drawn down with a fixed interest rate of 4.18%.The first loan withdrawal made on December 19, 2016 was fully repaid when it became due.

On June 12, 2017, iQIYI entered into a banking facility agreement with China Minsheng Bank (Beijing Branch), pursuant to which iQIYI is entitled to borrow a secured RMB denominated loan of RMB300 million (US$46 million) for one year with fixed interest rate. The loan is intended for general working capital purposes. On November 17, 2017, iQIYI drew down RMB132 million (US$20 million) with an interest rate of 4.78%. On November 30, 2017, iQIYI drew down RMB62 million (US$10 million) with an interest rate of 5.00%.

On August 15, 2017, iQIYI entered into a banking facility agreement with China Merchants Bank (Beijing Branch), pursuant to which iQIYI is entitled to borrow a secured RMB denominated loan of RMB200 million (US$31 million) for one year with an interest rate based on LPR plus surcharges. The loan is intended for general working capital purposes. On September 30, 2017, iQIYI drew down RMB106 million (US$16 million) with an effective interest rate of 4.11%.

On August 21, 2017, the Company entered into a banking facility agreement with China Merchants Bank (Beijing Branch), pursuant to which the Company is entitled to borrow an unsecured RMB denominated loan of RMB300 million (US$46 million) for one year with an annual interest rate at 116% of benchmark one-year lending rate published by the People’s Bank of China. This facility is reserved for consumer credit business purposes. On September 30, 2017, the Company drew down RMB130 million (US$20 million) with an interest rate of 5.05%.

On September 29, 2017, the Company entered into a banking facility agreement with China Citic Bank (Chongqing Branch), pursuant to which the Company is entitled to borrow an unsecured RMB denominated loan of RMB300 million (US$46 million) for one year with an annual interest rate at 115% of benchmark one-year lending rate published by the People’s Bank of China. This facility is reserved for consumer credit business. On September 29, 2017, the Company drew down RMB300 million (US$46 million) with an interest rate of 5.00% under the facility commitment.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

Long-term Loans

On December 9, 2014, the Company entered into two loan agreements with Bank of China (Los Angeles Branch), pursuant to which the Company borrowed two unsecured US$ denominated loans of RMB976 million (US$150 million) with a term of two years and RMB976 million (US$150 million) with a term of three years. Both loans are intended for the general working capital of the Company and have a floating interest rate. In connection with the loan agreements, the Company entered into two interest swap agreements, pursuant to which the loans will be settled with a fixed annual interest rate of 2.31% and 2.45%, respectively, during the respective term of the loans. The loans were fully repaid when they became due.

On July 17, 2015, the Company entered into a loan agreement with Sumitomo Mitsui Banking Corporation, pursuant to which the Company is entitled to borrow an unsecured US$ denominated loan of RMB976 million (US$150 million) with a floating interest rate. The loan is intended for the general working capital of the Company. On August 10, 2015, the Company drew down RMB976 million (US$150 million) with a term of two years under the facility commitment. In connection with the loan agreement, the Company entered into an interest rate swap agreement, pursuant to which the loan will be settled with a fixed annual interest rate of 1.41% during the term of the loan. The loan was fully repaid when it became due.

On August 25, 2015, the Company entered into a loan agreement with The Hong Kong and Shanghai Banking Corporation Limited, pursuant to which the Company is entitled to borrow an unsecured US$ denominated loan of RMB1.3 billion (US$200 million) with a fixed annual interest rate of 1.42%. The loan is intended for the general working capital of the Company. On August 28, 2015, the Company drew down RMB1.3 billion (US$200 million) with a term of two years under the facility commitment. The loan was fully repaid when it became due.

On June 8, 2016, the Company entered into a five-year term and revolving facility agreement with a group of 21 arrangers, pursuant to which the Company is entitled to borrow an unsecured US$ denominated floating rate loan of RMB6.5 billion (US$1.0 billion) with a term of five years and to borrow an unsecured US$ denominated revolving loan of RMB6.5 billion (US$1.0 billion) for five years. The facility was priced at 110 basis points over LIBOR and is intended for the general working capital of the Company. On June 22, 2016, the Company drew down two tranches of RMB1.6 billion (US$250 million) under the facility commitment. On November 25, 2016, the Company drew down an additional RMB1.6 billion (US$250 million) under the facility commitment. On November 26, 2016, an additional RMB1.6 billion (US$250 million) was drawn down under the facility commitment. In connection with the facility agreements, the Company entered into four interest rate swap agreements, pursuant to which the loans will be settled with a fixed annual interest rate of 2.11%, 2.10%, 2.78% and 2.78% respectively, during the respective term of the loans.

On April 10, 2017, iQIYI entered into a three-year loan agreement with Bank of China (Shanghai Branch), pursuant to which the Company is entitled to borrow a secured RMB denominated loan of RMB299 million (US$46 million) with an annual interest rate at 94% of benchmark three-year lending rate published by the People’s Bank of China. The loan is intended for the general working capital of the Company. On April 11, 2017, iQIYI drew down RMB299 million (US$46 million) with an interest rate of 4.47%, pursuant to the agreements, the principal shall be repaid by installments from September 21, 2017 to April 10, 2020. RMB5 million (US$1 million) was repaid when it became due. The amount repayable within twelve months was classified as “Long-term loans, current portion”.

The interest rate swap agreements met the definition of a derivative in accordance with ASC 815. The derivatives related to the interest rate swap agreements are accounted at fair value and included in “Other non-current assets” on consolidated balance sheets.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

12.    NOTES PAYABLE

Baidu, Inc.

On November 28, 2012, the Company issued and sold publicly two tranches of unsecured senior notes: (i) an aggregate principal amount of US$750 million which will mature on November 28, 2017 (the “2017 Notes”), and (ii) an aggregate principal amount of US$750 million which will mature on November 28, 2022 (the “2022 Ten-year Notes”). On August 6, 2013, the Company issued and publicly sold another tranche of unsecured senior notes with an aggregate principal amount of US$1.0 billion which will mature on August 6, 2018 (the “2018 Notes”). On June 9, 2014, the Company issued and publicly sold the fourth tranche of unsecured senior notes with an aggregate principal amount of US$1.0 billion which will mature on June 9, 2019 (the “2019 Notes”). On June 30, 2015, the Company issued and publicly sold two tranches of unsecured senior notes: (i) an aggregate principal amount of US$750 million which will mature on June 30, 2020 (the “2020 Notes”), and (ii) an aggregate principal amount of US$500 million which will mature on June 30, 2025 (the “2025 Notes”). On July 6, 2017, the Company issued and publicly sold two tranches of unsecured senior notes: (i) an aggregate principal amount of US$900 million which will mature on July 6, 2022 (the “2022 Five-year Notes”), and (ii) an aggregate principal amount of US$600 million which will mature on July 6, 2027 (the “2027 Notes”). The 2017 Notes was fully repaid when it became due.

The 2017 Notes, 2018 Notes, 2019 Notes, 2020 Notes, 2022 Ten-year Notes, 2025 Notes, 2022 Five-year Notes and 2027 Notes are collectively referred to as the “Notes”.

The 2017 Notes bear interest at the rate of 2.25% per annum and the 2022 Ten-year Notes bear interest at the rate of 3.50% per annum. Interests are payable semi-annually in arrears on and of each year, beginning on May 28, 2013. The 2018 Notes bear interest at the rate of 3.25% per annum. Interests are payable semi-annually in arrears on and of each year, beginning on February 6, 2014. The 2019 Notes bear interest at the rate of 2.75% per annum. Interests are payable semi-annually in arrears on and of each year, beginning on December 9, 2014. The 2020 Notes bear interest at the rate of 3.00% per annum and the 2025 Notes bear interest at the rate of 4.13% per annum. Interests are payable semi-annually in arrears on and of each year, beginning on December 30, 2015. At maturity, the Notes are payable at their principal amount plus accrued and unpaid interest thereon. The 2022 Five-year Notes bear interest at the rate of 2.88% per annum and the 2027 Notes bear interest at the rate of 3.63% per annum. Interests are payable semi-annually in arrears on and of each year, beginning on January 6 and July 6 of each year.

The net proceeds from the Notes, which will be used for general corporate purposes, were RMB7.8 billion, nil and RMB10.1 billion (USD1.6 billion) for the years ended December 31, 2015, 2016 and 2017, respectively.

The Notes do not contain any financial covenants or other significant restrictions. In addition, the Notes are unsecured and rank lower than any secured obligation of the Group and have the same liquidation priority as any other unsecured liabilities of the Group, but senior to those expressly subordinated obligations, if any. The Company may, at its discretion, redeem all or any portion of the Notes at any time, at the principal amount plus any unpaid interest. As of December 31, 2017, the Company does not intend to redeem any portion of the Notes prior to the stated maturity dates. The Company has the obligation to redeem the Notes if a change in control occurs as defined in the indenture of the Notes.

The Notes were issued at a discount amounting to RMB121 million (US$19 million). The issuance costs of RMB172 million (US$26 million) were presented as a direct deduction from the principal amount of the Notes on the consolidated balance sheets. Both the discount and the issuance costs are amortized as interest expense using the effective interest rate method through the maturity dates of the Notes. The effective interest rate was

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

2.36%, 3.39%, 3.00%, 3.13%, 3.59%, 4.22% , 3.08% and 3.73% for the 2017 Notes, the 2018 Notes, the 2019 Notes, the 2020 Notes, the 2022 Ten-year Notes, the 2025 Notes, 2022 Five-year Notes and 2027 Notes, respectively.

Subsidiaries—iQIYI

On January 25, 2017, iQIYI issued US$1.5 billion of convertible notes (the “iQIYI Notes”) in a private placement, among which US$300 million was purchased by the Company and the remaining US$1.2 billion was purchased by external investors. The iQIYI Notes bear interest at a coupon rate of 1.50% per annum with a maturity date of January 25, 2018. The iQIYI Notes can be converted into preferred shares in a qualified financing or at iQIYI’s election. The conversion option does not meet the definition of a derivative under ASC 815. On October 26, 2017, the US$1.5 billion iQIYI Notes and the related accrued interest were converted into 1,014,436,019 iQIYI’s Series G preferred shares.

The principal amount and unamortized discount and debt issuance costs as of December 31, 2016 and 2017 were as follows:

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
	(In millions)
Principal amount	32,988	35,782	5,500
Unamortized discount and debt issuance costs	(137)	(171)	(27)

	32,851	35,611	5,473

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s long-term debts, including the notes payable and loans payable (Note 11), in the succeeding five years and thereafter:

	RMB	US$
	(In millions)
For the years ending December 31,
2018	6,516	1,002
2019	6,516	1,002
2020	5,154	792
2021	6,506	1,000
2022	10,735	1,650
Thereafter	7,157	1,100

13.    INCOME TAXES

Cayman Islands and BVI

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5%. They may be exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

Japan

As a result of the Japanese tax regulations amendments, the statutory income tax rate has been reduced from 38.0% to approximately 35.6%, 33.5% and 31.7% effective for the years ended December 31, 2015, 2016 and 2017, respectively.

China

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. Preferential EIT rates at 15% and 10% are available for qualified “High and New Technology Enterprises” (“HNTEs”) and “Key Software Enterprise” (“KSE”), respectively. The HNTE certificate is effective for a period of three years and the KSE is subject to relevant governmental authorities’ annual assessment based on self-assessment supporting documents filed with the tax authorities each year.

Baidu Online and Baidu China enjoyed a reduced tax rate of 10% as qualified KSEs in 2015 and 2016. Baidu International also enjoyed a reduced tax rate of 10% as qualified KSE in 2016. Certain other PRC subsidiaries and VIEs, including Baidu Netcom, are qualified HNTEs and enjoy a reduced tax rate of 15% for the years presented, which will expire in 2018, 2019 or 2020. An entity must file required supporting documents with the tax authorities before using the preferential rates. Whether the entity is entitled to enjoy a preferential rate as a KSE is subject to relevant governmental authorities’ assessment each year. An entity could re-apply for the HNTE certificate when the prior certificate expires. Historically, all of the Company’s subsidiaries and VIEs successfully re-applied for the certificates when the prior ones expired.

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

Income (loss) before income taxes consists of:

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(In millions)
PRC	16,878	18,194	22,088	3,394
Non-PRC	21,029	(3,685)	(805)	(124)

	37,907	14,509	21,283	3,270

Except for the investment related gain recognized, the pre-tax losses from non-PRC operations consist primarily of operating costs, administration expenses, interest expenses and share-based compensation expenses.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

Income taxes consist of:

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(In millions)
Current income tax	3,214	3,462	4,224	649
Income tax refund due to reduced tax rate	—	(535)	(473)	(73)
Adjustments of deferred tax assets due to change in tax rates	80	(13)	7	1
Deferred income tax (benefit) expense	2,181	(1)	(763)	(117)

	5,475	2,913	2,995	460

The reconciliation of the actual income taxes to the amount of tax computed by applying the aforementioned statutory income tax rate to pre-tax income is as follows:

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(In millions, except for per share data)
Expected taxation at PRC statutory tax rate	9,477	3,627	5,321	818
Effect of differing tax rates in different jurisdictions	(5,254)	736	854	131
Non-taxable income	(65)	(73)	(913)	(140)
Non-deductible expenses	165	115	653	99
Research and development super-deduction	(768)	(726)	(905)	(139)
Effect of PRC preferential tax rates and tax holiday	(1,547)	(1,851)	(2,095)	(322)
Effect of tax rate changes on deferred taxes	80	(13)	7	1
Over-accrued EIT for previous years	(249)	(520)	(579)	(89)
PRC withholding tax	2,471	283	101	16
Addition to valuation allowance	1,165	1,335	551	85

Taxation for the year	5,475	2,913	2,995	460

Effective tax rate	14.44%	20.08%	14.07%	14.07%

Effect of preferential tax rates inside the PRC on basic earnings per Class A and Class B ordinary share	44.31	53.41	60.33	9.27

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

The tax effects of temporary differences that gave rise to the deferred tax balances at December 31, 2016 and 2017 are as follows:

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
	(In millions)
Deferred tax assets:
Provision for doubtful receivables	138	287	44
Accrued expenses, payroll and others	2,715	2,849	438
Fixed assets depreciation	26	53	8
Net operating loss carry-forward	1,727	1,061	163
Less: valuation allowance	(3,506)	(2,718)	(418)

Deferred tax assets, net	1,100	1,532	235

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
	(In millions)
Deferred tax liabilities:
Long-lived assets arising from acquisitions	248	133	20
Withholding tax on PRC subsidiaries’ undistributed earnings	633	586	91
Withholding tax on capital gains derived from PRC	2,708	2,656	408

	3,589	3,375	519

As of December 31, 2017, the Company had net losses of approximately RMB7.8 billion (US$1.2 billion) deriving from entities in the PRC, Hong Kong and Japan. The net loss in the PRC and Japan can be carried forward for five years and nine years, respectively, to offset future net profit for income tax purposes. The net loss of entities in the PRC and Japan will begin to expire in 2018, if not utilized. The net loss in Hong Kong can be carried forward without an expiration date.

The Company evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2016 and 2017, there was no significant impacts from tax uncertainty on the Company’s financial position and result of operations. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2013 through 2017 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

In 2013, the Company accrued RMB581 million of withholding tax for the potential remittance of earnings from the PRC subsidiaries to their offshore parent companies in the form of dividend distribution, because the Company believes that the underlying dividends will be distributed in the future considering future merger and acquisition activities. The Company did not provide for additional deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries during the years presented on the basis of its intent to

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

permanently reinvest its foreign subsidiaries’ earnings. As of December, 31 2017, the total amount of undistributed earnings from the PRC subsidiaries for which no withholding tax has been accrued was RMB113.1 billion (US$17.4 billion). Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable. In the case of its VIEs in the PRC, undistributed earnings were insignificant as of each of the balance sheet dates.

14.    EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amounts for such employee benefits, which were expensed as incurred, were RMB2.2 billion, RMB2.3 billion and RMB2.6 billion (US$402 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

15.    COMMITMENTS AND CONTINGENCIES

Capital Commitments

The Company’s capital commitments primarily relate to commitments in connection with the expansion and improvement of its network infrastructure and its plan to build additional office buildings and cloud computing based data centers. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB547 million (US$84 million) as of December 31, 2017. All of the commitments relating to the network infrastructure are to be fulfilled in the next five years and the commitments relating to the office building and cloud computing based data centers will be settled in installments in the following years according to the construction progress.

Operating Lease Commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Total rental expense for offices was RMB647 million, RMB494 million and RMB507 million (US$78 million) for the years ended December 31, 2015, 2016 and 2017, respectively. Total operating lease expense for internet data center (“IDC”) facilities was RMB3.7 billion, RMB4.7 billion and RMB5.6 billion (US$854 million) for the years ended December 31, 2015, 2016 and 2017 respectively.

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following as of December 31, 2017:

	RMB	US$
	(In millions)
2018	4,446	683
2019	1,705	262
2020	922	142
2021	324	50
2022	131	20
Thereafter	124	19

	7,652	1,176

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

The Group’s lease arrangements have no restriction or contingent rents. Certain lease arrangements have escalation clauses and renewal options with advance notice period of several months.

Commitments for Licensed Copyrights

The Company enters into non-cancelable licensing agreements with third-party vendors to acquire licensed copyrights of video contents for its online video platform.

Future minimum payments under non-cancelable licensing agreements consist of the following as of December 31, 2017:

	RMB	US$
	(In millions)
2018	6,146	945
2019	5,378	827
2020	2,801	430
2021	896	138
2022	417	64
Thereafter	925	142

	16,563	2,546

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

Historically, the Company was not required to make payments related to these obligations, and the fair value for these obligations was nil on the consolidated balance sheets as of December 31, 2016 and 2017.

Litigation

The Group was involved in certain cases pending in various PRC and Brazil courts and arbitration as of December 31, 2017. These cases include copyright infringement cases, unfair competition cases, and defamation

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could result in a loss of revenue or otherwise harm the business of the Company.

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

16.    REDEEMABLE NONCONTROLLING INTERESTS

	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(In millions)
Balance as of January 1	1,895	3,948	5,492	844
Other comprehensive income (loss)	142	325	(335)	(51)
Issuance of subsidiary shares	1,582	662	—	—
Disposal of subsidiary shares	—	—	(2,376)	(365)
Accretion of redeemable noncontrolling interests	329	557	(17)	(3)
Conversion of convertible notes of a subsidiary	—	—	8,258	1,269

Balance as of December 31	3,948	5,492	11,022	1,694

In November 2014, iQIYI completed a round of preferred shares financing with US$300 million from the external preferred shareholders. A negative accretion of RMB400 million (US$61 million) was recorded as an increase to the net income attributable to ordinary shareholders for the year ended December 31, 2017 as a result of the change in redemption price. As the above preferred shares are not currently redeemable and this change in redemption price was considered a change in accounting estimate in accordance with ASC topic 480 (“ASC 480”), Distinguishing Liabilities from Equity, and a new effective interest rate was determined and prospectively applied to accrete the carrying amount of the above preferred shares to the future expected contractual cash flows (the new redemption amount). In October 2017, the US$1.2 billion iQIYI Notes (Note 12) plus related interest purchased by external investors was converted to iQIYI’s new round preferred shares. As the preferred shares could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of iQIYI, these preferred shares are accounted for as redeemable noncontrolling interests.

In October 2015, Xiaodu issued 250,000,000 preferred shares to certain shareholders for a total consideration of US$250 million. In May 2016, Xiaodu issued an additional 42,105,264 preferred shares to certain other shareholders for a total consideration of US$100 million. As the preferred shares could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of Xiaodu, these preferred shares are accounted for as redeemable noncontrolling interests. In August 2017, the Company completed the disposal of Xiaodu to Rajax Holding for its equity shares.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

The Company accounts for the changes in accretion to the redemption value in accordance with ASC 480. The Company elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interest.

17.    SHAREHOLDERS’ EQUITY

Ordinary Shares

The authorized share capital consisted of 870,400,000 ordinary shares at a par value of US$0.00005 per share, of which 825,000,000 shares were designated as Class A ordinary shares, 35,400,000 as Class B ordinary shares, and 10,000,000 shares designated as preferred shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. The number of Class B ordinary shares transferred to Class A ordinary shares was nil, 91,667 and 200,000 in the years ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2017, there were 27,614,978 and 7,201,254 Class A and Class B ordinary shares outstanding, respectively. As of December 31, 2016 and 2017, there were no preferred shares issued and outstanding.

On July 30, 2015, the Company announced a share repurchase program in which the Company proposed to acquire up to an aggregate of US$1.0 billion of its shares over the next 12 months. On October 29, 2015, the Company announced another share repurchase program under which the Company proposed to acquire up to an aggregate of US$2.0 billion of its shares over the next 24 months in the open market or through privately negotiated transactions, depending on market conditions and in accordance with applicable rules and regulations. The Company repurchased 603,726, nil and 145,783 Class A ordinary shares from the open market with an aggregate purchase price of US$990 million, nil and US$251 million during the years ended December 31, 2015, 2016 and 2017. The repurchased shares were cancelled under Cayman Islands law upon repurchase and the difference between the par value and the repurchase price was debited to retained earnings.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

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

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
	(In millions)
PRC statutory reserve funds	441	488	75
Unreserved retained earnings	85,293	101,840	15,653

Total retained earnings	85,734	102,328	15,728

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB13.7 billion and RMB18.6 billion (US$2.9 billion) as of December 31, 2016 and 2017, respectively.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

Accumulated Other Comprehensive Income (Loss)

The changes in accumulated other comprehensive income (loss) by component, net of tax, were as follows:

	Foreign currency translation adjustment	Unrealized gains on available-for- sale investments	Total
	RMB	RMB	RMB
	(In millions)
Balance at December 31, 2014	(285)	5	(280)

Other comprehensive income (loss) before reclassification	(645)	489	(156)
Amounts reclassified from accumulated other comprehensive income	—	(194)	(194)

Net current-period other comprehensive income (loss)	(645)	295	(350)
Other comprehensive income attribute to noncontrolling interests and redeemable noncontrolling interests	(176)	—	(176)

Balance at December 31, 2015	(1,106)	300	(806)

Other comprehensive income (loss) before reclassification	(593)	515	(78)
Amounts reclassified from accumulated other comprehensive income	—	(572)	(572)

Net current-period other comprehensive loss	(593)	(57)	(650)
Other comprehensive income attribute to noncontrolling interests and redeemable noncontrolling interests	(327)	—	(327)

Balance at December 31, 2016	(2,026)	243	(1,783)

Other comprehensive income before reclassification	732	2,574	3,306
Amounts reclassified from accumulated other comprehensive income	71	(999)	(928)

Net current-period other comprehensive income	803	1,575	2,378
Other comprehensive loss attribute to noncontrolling interests and redeemable noncontrolling interests	335	—	335

Balance at December 31, 2017	(888)	1,818	930

Balance at December 31, 2017, in US$	(136)	279	143

The amounts reclassified out of accumulated other comprehensive income represent realized foreign currency translation adjustments and gains on the available-for-sale investments upon their sales, which were then recorded in “Other income, net” in the consolidated statements of comprehensive income. The amounts reclassified were determined on the basis of specific identification.

The following table sets forth the tax effect allocated to each component of other comprehensive income (loss) for the years ended December 31, 2015, 2016 and 2017:

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(In millions)
Unrealized gains on available-for-sale investments
Other comprehensive loss before reclassification	(68)	(120)	(215)	(33)
Amounts reclassified from accumulated other comprehensive income	29	110	163	25

Net current-period other comprehensive loss	(39)	(10)	(52)	(8)

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

18.     EARNINGS PER SHARE (“EPS”)

A reconciliation of net income attributable to Baidu, Inc. in the consolidated statements of comprehensive income to the numerator for the computation of basic and diluted per share for the years ended December 31, 2015, 2016 and 2017 is as follows:

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(In millions)
Net income attributable to Baidu, Inc.	33,664	11,632	18,301	2,812
Accretion of the redeemable noncontrolling interests	(329)	(557)	17	3

Numerator for EPS computation	33,335	11,075	18,318	2,815

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

The following table sets forth the computation of basic and diluted earnings per Class A and Class B ordinary share.

	For the years ended December 31,
	2015		2016		2017		2017
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	(In millions, except for number of shares, per share and per ADS data)
Earnings per share – basic:
Numerator
Allocation of net income attributable to Baidu, Inc.	26,183	7,152	8,710	2,365	14,488	2,226	3,830	589
Denominator
Weighted average ordinary shares outstanding	27,428,861	7,492,921	27,263,984	7,401,254	27,464,760	27,464,760	7,260,363	7,260,363

Denominator used for basic EPS	27,428,861	7,492,921	27,263,984	7,401,254	27,464,760	27,464,760	7,260,363	7,260,363
Earnings per share – basic	954.56	954.56	319.47	319.47	527.51	81.08	527.51	81.08

Earnings per share – diluted:
Numerator
Allocation of net income attributable to Baidu, Inc. for diluted computation	26,206	7,129	8,716	2,359	14,513	2,230	3,805	585
Reallocation of net income attributable to Baidu, Inc. as a result of conversion of Class B to Class A shares	7,129	—	2,359	—	3,805	585	—	—

Numerator for diluted EPS calculation	33,335	7,129	11,075	2,359	18,318	2,815	3,805	585
Denominator
Weighted average ordinary shares outstanding	27,428,861	7,492,921	27,263,984	7,401,254	27,464,760	27,464,760	7,260,363	7,260,363
Conversion of Class B to Class A ordinary shares	7,492,921	—	7,401,254	—	7,260,363	7,260,363	—	—
Share-based awards	112,688	—	91,848	—	227,268	227,268	—	—

Denominator used for diluted EPS	35,034,470	7,492,921	34,757,086	7,401,254	34,952,391	34,952,391	7,260,363	7,260,363
Earnings per share – diluted	951.49	951.49	318.62	318.62	524.08	80.55	524.08	80.55

Earnings per ADS:
Denominator used for earnings per ADS – basic	274,288,610		272,639,840		274,647,600	274,647,600
Denominator used for earnings per ADS – diluted	350,344,700		347,570,860		349,523,910	349,523,910
Earnings per ADS – basic	95.46		31.95		52.75	8.11

Earnings per ADS – diluted	95.15		31.86		52.41	8.06

The Company did not include certain stock options and restricted shares in the computation of diluted earnings per share for the years ended December 31, 2015, 2016 and 2017 because those stock options and restricted shares were anti-dilutive for earnings per share for the respective years.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

19.    SHARE-BASED AWARDS PLAN

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

Share options

The following table summarizes the option activity for the year ended December 31, 2017:

	Number of shares	Weighted average exercise price (US$)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$ in millions)
Share options
Outstanding, December 31, 2016	231,239	1,537.40	7.25	62
Granted	151,990	1,860.29
Exercised	(57,072)	1,177.53
Forfeited/Cancelled	(10,760)	1,691.10

Outstanding, December 31, 2017	315,397	1,752.90	7.83	186

Vested and expected to vest at December 31, 2017	266,234	1,729.96	7.67	163

Exercisable at December 31, 2017	100,197	1,500.53	5.82	84

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2017 and the exercise price.

Total intrinsic value of options exercised for the years ended December 31, 2015, 2016 and 2017 was RMB200 million, RMB143 million and RMB403 million (US$62 million), respectively. The total fair value of

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

options vested during the years ended December 31, 2015, 2016 and 2017 was RMB149 million, RMB225 million and RMB195 million (US$30 million), respectively.

As of December 31, 2017, there was RMB592 million (US$91 million) unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.8 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from expectation.

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

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	For the years ended December 31
	2015	2016	2017
Risk-free interest rate	1.31%~1.36%	1.13%~1.47%	1.81%~2.08%
Dividend yield	—	—	—
Expected volatility range	40.04%~40.57%	38.91%~40.09%	35.99%~38.41%
Weighted average expected volatility	40.21%	39.37%	38.39%
Expected life (in years)	5.02~5.13	5.75~5.92	4.99~6.01

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

The exercise price of options granted during the years ended December 31, 2015, 2016 and 2017 equaled the market price of the ordinary shares on the grant date. The weighted-average grant-date fair value of options granted during the years ended December 31, 2015, 2016, and 2017 was US$790.00, US$659.70, and US$747.45, respectively.

Restricted Shares

Restricted Shares activity for the year ended December 31, 2017 was as follows:

	Number of shares	Weighted average grant date fair value (US$)
Restricted Shares
Unvested, December 31, 2016	707,271	1,801.15
Granted	427,579	1,977.57
Vested	(178,138)	1,777.22
Forfeited/Cancelled	(137,042)	1,792.96

Unvested, December 31, 2017	819,670	1,899.37

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

The total fair value of the Restricted Shares vested during the years ended December 31, 2015, 2016 and 2017 was RMB701 million, RMB1.1 billion, RMB2.1 billion (US$317 million), respectively. The weighted-average grant-date fair value of the Restricted Shares granted during the years ended December 31, 2015, 2016, and 2017 was US$1,979.30, US$1,755.90, and US$1,977.57, respectively.

As of December 31, 2017, there was RMB5.3 billion (US$813 million) unrecognized share-based compensation cost related to Restricted Shares. That deferred cost will be recognized over a weighted-average vesting period of 2.9 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from expectation.

Subsidiaries-iQIYI

iQIYI also has equity incentive plans granting share-based awards. As of December 31, 2017, there was RMB476 million (US$73 million) unrecognized compensation cost related to non-vested share options granted by iQIYI to its employees and directors. That deferred cost will be recognized over a weighted-average period of 2.8 years and may be adjusted for future changes in estimated forfeitures.

The following table summarizes the share-based compensation cost recognized by iQIYI:

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(In millions)
Expensed as cost of revenues	6	9	35	5
Expensed as selling, general and administrative	21	30	131	20
Expensed as research and development	17	23	67	11

Subsidiaries-Others

Other subsidiaries apart from iQIYI also have equity incentive plans granting share-based awards. Total share-based compensation expenses recognized and unrecognized were insignificant, both individually and in aggregate, for all years presented.

The following table summarizes the total share-based compensation cost recognized by the Group:

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(In millions)
Expensed as cost of revenues	49	103	183	28
Expensed as selling, general and administrative	487	429	973	150
Expensed as research and development	851	1,228	2,088	321
Capitalized as part of internal-used software	1	—	—	—

20.    RELATED PARTY TRANSACTIONS

The related party transactions mainly represented online marketing services provided by the Company to Ctrip (including Qunar), the total transaction amounts for the years ended December 31, 2015, 2016 and 2017 was RMB89 million, RMB631 million and RMB750 million (US$115 million), respectively. Other related party transactions, including the reimbursements to Mr. Robin Yanhong Li’s use of an aircraft beneficially owned by his family member for the Company’s business purposes and the rental expense for an office building owned by the family members of an executive officer, were insignificant for each of the years presented.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

As of December 31, 2016 and 2017, amounts due from/due to related parties were as follows:

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
	(In millions)
Amounts due from related parties, current:
Qunar (i)	25	35	5
Ctrip (i)	287	102	16
Other related parties (i)	34	31	5

Total	346	168	26

Amounts due from related parties, non-current:
Other related parties (ii)	11	9	1

Amounts due to related parties, current:
Qunar (iii)	275	23	4
Ctrip (iii)	125	99	15
Other related parties (iii)	59	31	5

Total	459	153	24

(i)	The balances mainly represent amounts arising from services the Company provided to its equity method investees in the ordinary course of business.
(ii)	The balances mainly represent rental deposits paid in advance to the related party of one of the executive officers. Pursuant to the rental agreements, certain subsidiaries of the Company rent an office building owned by the family members of the executive officer.
(iii)	The balances mainly represent amounts arising from services provided by the Company’s equity method investees and cost method investees in the ordinary course of business.

21.    SEGMENT REPORTING

The operations of the Company are organized into two segments, consisting of Baidu Core and iQIYI. Baidu Core mainly consisting of keyword-based marketing services targeted at and triggered by internet users’ search queries, which mainly include P4P services and other online marketing services, artificial intelligence-enabled new business initiatives and internet financial services. iQIYI is an online video platform with a content library that includes licensed movies, television series, cartoons, variety shows, self-produced programs and other programs.

The Company derives the results of the segments directly from its internal management reporting system. The CODM reviews the performance of each segment based on its operating results and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. Because substantially all of the Group’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

The table below provides a summary of the Group’s segment operating results for the years ended December 31, 2015.

	For the year ended December 31, 2015
	Baidu Core	iQIYI	Intersegment eliminations & adjustments	Consolidated
	RMB	RMB	RMB	RMB
	(In millions)
Revenues:
Online marketing services	60,312	3,400	325	64,037
Other services	917	1,919	(491)	2,345

Total revenues	61,229	5,319	(166)	66,382

Operating costs and expenses:
Cost of revenues	(21,591)	(6,042)	175	(27,458)
Selling, general and administrative	(15,917)	(1,204)	45	(17,076)
Research and development	(9,671)	(500)	(5)	(10,176)

Total operating costs and expenses	(47,179)	(7,746)	215	(54,710)

Operating profit (loss)	14,050	(2,427)	49	11,672

Other income:
Interest income	2,413	5	(56)	2,362
Interest expense	(1,041)	(55)	55	(1,041)
Foreign exchange income (loss), net	238	(77)	21	182
Income (loss) from equity method investments	5	(1)	—	4
Other income (loss), net	24,736	(8)	—	24,728

Total other income (loss), net	26,351	(136)	20	26,235

Income (loss) before income taxes	40,401	(2,563)	69	37,907

Income taxes	(5,523)	(11)	59	(5,475)

Net income (loss)	34,878	(2,574)	128	32,432

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

The table below provides a summary of the Group’s segment operating results for the years ended December 31, 2016.

	For the year ended December 31, 2016
	Baidu Core	iQIYI	Intersegment eliminations & adjustments	Consolidated
	RMB	RMB	RMB	RMB
	(In millions)
Revenues:
Online marketing services	57,944	5,650	931	64,525
Other services	1,526	5,587	(1,089)	6,024

Total revenues	59,470	11,237	(158)	70,549

Operating costs and expenses:
Cost of revenues	(23,806)	(11,437)	(35)	(35,278)
Selling, general and administrative	(13,493)	(1,766)	188	(15,071)
Research and development	(9,298)	(824)	(29)	(10,151)

Total operating costs and expenses	(46,597)	(14,027)	124	(60,500)

Operating profit (loss)	12,873	(2,790)	(34)	10,049

Other income:
Interest income	2,426	17	(101)	2,342
Interest expense	(1,149)	(110)	101	(1,158)
Foreign exchange income (loss), net	747	(239)	—	508
Loss from equity method investments	(1,026)	—	—	(1,026)
Other income, net	3,732	61	1	3,794

Total other income (loss), net	4,730	(271)	1	4,460

Income (loss) before income taxes	17,603	(3,061)	(33)	14,509

Income taxes	(2,915)	(13)	15	(2,913)

Net income (loss)	14,688	(3,074)	(18)	11,596

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

The table below provides a summary of the Group’s operating segment operating results for the years ended December 31, 2017.

	For the year ended December 31, 2017
	Baidu Core		iQIYI		Intersegment eliminations & adjustments		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(In millions)
Revenues:
Online marketing services	63,880	9,818	8,159	1,254	1,107	170	73,146	11,242
Other services	3,801	584	9,219	1,417	(1,357)	(209)	11,663	1,792

Total revenues	67,681	10,402	17,378	2,671	(250)	(39)	84,809	13,034

Operating costs and expenses:
Cost of revenues	(25,688)	(3,949)	(17,386)	(2,672)	12	2	(43,062)	(6,619)
Selling, general and administrative	(10,586)	(1,627)	(2,675)	(411)	133	20	(13,128)	(2,018)
Research and development	(11,692)	(1,797)	(1,270)	(195)	34	5	(12,928)	(1,987)

Total operating costs and expenses	(47,966)	(7,373)	(21,331)	(3,278)	179	27	(69,118)	(10,624)

Operating profit (loss)	19,715	3,029	(3,953)	(607)	(71)	(12)	15,691	2,410

Other income:
Interest income	3,231	497	83	13	(160)	(25)	3,154	485
Interest expense	(1,497)	(230)	(278)	(43)	160	25	(1,615)	(248)
Foreign exchange (loss) income, net	(883)	(136)	401	62	—	—	(482)	(74)
Income from equity method investments	(63)	(10)	—	—	—	—	(63)	(10)
Other income, net	4,597	707	2	—	(1)	—	4,598	707

Total other income, net	5,385	828	208	32	(1)	—	5,592	860

Income (loss) before income taxes	25,100	3,857	(3,745)	(575)	(72)	(12)	21,283	3,270

Income taxes	(3,001)	(461)	8	1	(2)	—	(2,995)	(460)

Net income (loss)	22,099	3,396	(3,737)	(574)	(74)	(12)	18,288	2,810

22.    FAIR VALUE MEASUREMENT

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	–	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2	–	Include observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3	–	Unobservable inputs which are supported by little or no market activity

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

Assets and Liabilities Measured or Disclosed at Fair Value

In accordance with ASC 820, the Company measures available-for-sale investments, other invested securities and investments accounted for at fair value on a recurring basis. The fair value of time deposits are determined based on the prevailing interest rates in the market. The fair values of the Company’s held-to-maturity investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates. The fair value of the Company’s available-for-sale debt investments and other invested securities are measured using the income approach, based on quoted market interest rates of similar instruments and other significant inputs derived from or corroborated by observable market data. The fair values of the Company’s available-for-sale equity investments in the equity securities of publicly listed companies are measured using quoted market prices. Investments accounted at the fair value are primarily in private companies, which do not have readily determinable market values. The fair value of these investments were categorized as Level 3 in the fair value hierarchy. The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing, future cash flow forecasts, liquidity factors and selection of the comparable companies.

The Company measures certain debt and equity investments at fair value on a nonrecurring basis only if an impairment charge is recognized. The Company’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis.

The fair value of notes payable were categorized as Level 2 in the fair value hierarchy.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

Assets and liabilities measured or disclosed at fair value are summarized below:

	Total fair value at December 31, 2016	Fair value measurement or disclosure at December 31, 2016 using
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	RMB	RMB	RMB	RMB
	(In millions)
Fair value disclosure (Notes 2 and 4)
Cash equivalents
Time deposits	1,674		1,674
Money market fund	4,419	4,419
Short-term investments
Fixed-rate held-to-maturity investments	41,868		41,868
Long-term notes payable	33,253		33,253

Fair value measurements

Recurring
Short-term investments
Fixed-rate available-for-sale debt investments	14,378		14,378
Adjustable-rate available-for-sale debt investments	14,987		14,987
Available-for-sale equity investments	29	29

Other invested securities	7,748		7,748

Long-term investments
Available-for-sale equity investments	497	497

Non-recurring
Long-term investments				3	(151)
Intangible assets				—	(1)

Total assets measured at fair value	37,639	526	37,113	3	(152)

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

In 2016, the value of a cost method investment was written down to zero, as a result of declining financial performance and a change in the business circumstances of the investee. The corresponding impairment charge incurred was recorded in earnings for the year then ended.

	Total fair value at December 31, 2017		Fair value measurement or disclosure at December 31, 2017 using
			Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	US$	RMB	RMB	RMB	RMB	US$
	(In millions)
Fair value disclosure (Notes 2 and 4)
Cash equivalents
Time deposits	130	20		130
Money market fund	2,384	366	2,384
Short-term investments
Fixed-rate held-to-maturity investments	48,695	7,484		48,695
Long-term notes payable	35,943	5,524		35,943

Fair value measurements

Recurring
Short-term investments
Fixed-rate available-for-sale debt investments	30,022	4,614		30,022
Adjustable-rate available-for-sale debt investments	10,693	1,643		10,693

Other invested securities	18,350	2,820		18,350

Long-term investments
Available-for-sale equity investments	2,773	426	2,773
Investments accounted for at fair value	321	49			321

Other non-current assets
Derivative Instruments	168	26		168

Non-recurring
Long-term investments					203	(575)	(88)
Intangible assets					272	(139)	(21)
Fixed assets					—	(70)	(11)
Other non-current assets					4	(37)	(6)

Total assets measured at fair value	62,327	9,578	2,773	59,233	800	(821)	(126)

In 2017, the carrying value of certain long-term investments were written down to their fair values, as a result of declining financial performances and changes in the business circumstances of these investees. The corresponding impairment charges incurred were recorded accordingly. The Company uses a combination of valuation methodologies including market and income approaches based on the Company’s best estimate to determine the fair value of these investments. For investments in private companies, information considered by the Company including but not limited to the pricing of recent rounds of financing, future cash flow forecasts, liquidity factors, and selection of the comparable companies. For investments in listed companies, the Company mainly considered the quoted share price.