Form 20-F
period 2018-12-31
Baidu, Inc.
filed 2019-03-15
CIK 1329099

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

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

27,733,692 Class A ordinary shares and 7,201,254 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

•

“DAU” for Baidu App refers to the number of unique mobile devices that have accessed Baidu App at least once during a day; “mobile DAUs,” for our iQIYI platform, refers to the number of unique mobile devices that have accessed our platform through our iQIYI mobile app at least once during a day; “mobile MAUs,” for our iQIYI platform, refers to the number of unique mobile devices that have accessed our platform through our iQIYI mobile app at least once during a month.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.8755 to US$1.00, the exchange rate in effect as of December 31, 2018 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data and cash flow data for the three years ended December 31, 2016, 2017 and 2018 and the consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data and cash flow data for the years ended December 31, 2014 and 2015 and the selected consolidated balance sheets data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements for the years ended December 31, 2014, 2015 and 2016, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Starting from January 1, 2018, we adopted ASC Topic 606, Revenue from contracts with Customers (“ASC 606”), which reclassifies value added taxes, or VAT, from cost of revenues to net against revenues, among other changes. The consolidated statement of comprehensive income data for the year ended December 31, 2018 presented below have been prepared in accordance with ASC 606, while the consolidated statements of comprehensive income data for the years ended December 31, 2016 and 2017 presented below have been prepared in accordance with ASC Topic 605, Revenue Recognition (“ASC 605”).

	Year Ended December 31,
	2014(1)	2015(1)	2016(1)	2017(1)	2018(2)
	RMB	RMB	RMB	RMB	RMB	US$
	(In millions, except per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Revenues:
Online marketing services	48,495	64,037	64,525	73,146	81,912	11,914
Others	557	2,345	6,024	11,663	20,365	2,962

Total revenues	49,052	66,382	70,549	84,809	102,277	14,876

Operating costs and expenses:
Cost of revenues	18,885	27,458	35,278	43,062	51,744	7,526
Selling, general and administrative	10,382	17,076	15,071	13,128	19,231	2,797
Research and development	6,981	10,176	10,151	12,928	15,772	2,294

Total operating costs and expenses	36,248	54,710	60,500	69,118	86,747	12,617

Operating profit	12,804	11,672	10,049	15,691	15,530	2,259

Total other income, net	1,680	26,235	4,460	5,592	11,795	1,715
Income before income taxes	14,484	37,907	14,509	21,283	27,325	3,974

Income taxes	2,231	5,475	2,913	2,995	4,743	690

Net income	12,253	32,432	11,596	18,288	22,582	3,284

Less: Net income (loss) attributable to non-controlling interests	(944)	(1,232)	(36)	(13)	(4,991)	(726)

Net income attributable to Baidu, Inc.	13,197	33,664	11,632	18,301	27,573	4,010

(1)	VAT is presented in cost of revenues rather than net against revenues in accordance with the legacy revenue accounting standard (ASC 605)
(2)	VAT is presented as net against revenues rather than in cost of revenues in accordance with the new revenue accounting standard (ASC 606)

	As of December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(In millions)
Consolidated Balance Sheets Data:
Cash and cash equivalents	13,853	9,960	10,898	11,084	27,638	4,020
Restricted cash	413	96	318	252	2,189	318
Short-term investments	42,699	57,969	71,196	89,381	111,626	16,235
Total assets	99,118	147,853	181,997	251,728	297,566	43,279
Short-term loans	93	100	1,115	1,244	3,046	443
Long-term loans, current portion	2,167	975	3,468	10	84	12
Long-term loans	1,860	3,240	6,822	6,701	7,456	1,084
Notes payable, current portion	—	—	5,203	6,500	6,871	999
Notes payable	21,557	30,702	27,648	29,111	42,735	6,216
Convertible senior notes	—	—	—	—	4,712	685
Total liabilities	45,066	63,638	84,254	121,356	121,814	17,716
Total Baidu, Inc. shareholders’ equity	51,072	80,256	92,274	115,346	162,897	23,693

	Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(In millions)
Consolidated Cash Flow Data:
Net cash generated from operating activities	17,937	19,771	22,480	32,828	35,967	5,231
Net cash used in investing activities	(22,468)	(31,621)	(35,911)	(76,949)	(34,460)	(5,012)
Net cash generated from financing activities	8,612	7,778	14,447	44,557	15,082	2,194
Net increase (decrease) in cash and cash equivalents(1)	4,161	(3,893)	—	—	—	—
Net increase in cash, cash equivalents and restricted cash(1)	—	—	1,160	120	18,491	2,689

(1)

We adopted Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018 using the retrospective transition method. Restricted cash presented on the face of the consolidated balance sheets are included in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statements of cash flows for the periods of 2016, 2017 and 2018.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

If we fail to retain existing customers or attract new customers for our online marketing services, our business, results of operations and growth prospects could be seriously harmed.

We generate a substantial majority of our revenues from online marketing services, a substantial majority of which are derived from our pay-for-performance, or P4P, services. Our online marketing customers will not continue to do business with us if their investment does not generate sales leads and ultimately consumers, or if we do not deliver their web pages in an appropriate and effective manner. Our P4P customers may choose to discontinue their business with us, which are not subject to fixed-term contracts. In addition, third parties may develop and use certain technologies to block the display of our customers’ advertisements and other marketing products on our Baidu platform, which may in turn cause us to lose customers and adversely affect our results of operations. Furthermore, as our auction-based P4P services enable our customers to bid for priority placement of their paid sponsored links, we may lose customers if they find the bidding mechanism not cost effective or otherwise not attractive. Additionally, if our users do not increase their engagement on our platform, or our content ecosystem fails to offer rich and quality content that meets users’ tastes and preferences, or our users spend more time with or otherwise satisfy their content consumption demands on competing platforms, or we otherwise experience user traffic decline due to any reason, it would be difficult for us to attract new customers or retain existing customers. Failure to retain our existing customers or attract new customers for our online marketing services could seriously harm our business, results of operations and growth prospects.

In recent years, our revenues from online marketing have increased. We believe our large user base and traffic provide advertisers with a broad reach and optimal monetization results. However, we cannot assure you that we will be able to continue to attract new advertisers or retain our existing advertisers. If our advertisers determine that their expenditures on our platform do not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels, such as television, outdoor media and other online marketing platforms, and reduce or discontinue business with us. Since most of our advertisers are not bound by long-term contracts, they may amend or terminate advertising arrangements with us easily without incurring liabilities. Failure to retain existing advertisers or attract new ones to advertise on our platform may materially and adversely affect our business, financial condition, results of operations and prospects.

We have in the past removed, and may in the future again remove, questionable paid search listings of certain customers to ensure the quality and reliability of our search results. Such removal, whether temporary or permanent, may cause affected customers to discontinue their business with us. We also examine the relevant business licenses and bank accounts of prospective customers prior to business engagement, as a quality control measure. In addition, we have taken steps to implement measures requested by PRC regulatory authorities, such as modifying paid search practices and limiting the amount of displays. We have also proactively implemented numerous additional measures to deliver a better user experience and build a safer and more trustworthy platform for users. Such measures have had a negative impact on the number of customers and our revenues, although we believe such impact is likely to be temporary. PRC regulations on online marketing services are evolving, and uncertainties remain with respect to the implementation of and compliance with new regulations that may emerge, which in turn may have a material adverse impact on our business, results of operations and growth prospects.

If online marketing through internet search and feed does not further grow in China, our ability to increase revenue and profitability could be materially and adversely affected.

While the internet has developed to a more advanced stage in China, customers have many channels to conduct online marketing and promotion. As users may not spend as much time on internet search and feed products as they used to, many current and potential customers may not use internet search and feed products as one of their main online marketing channels to promote their products and services, and thus may not allocate a significant portion of their marketing budgets to online marketing through internet search and feed products such as our P4P services, as compared to other methods of online marketing. Our ability to increase revenue and profitability from online marketing on PC and mobile internet may be adversely impacted by a number of factors, many of which are beyond our control, including:

•	difficulties associated with developing a larger user base with demographic characteristics attractive to online marketing customers and maintaining and increasing user engagement;

•	increased competition and potential re-allocation of marketing budgets and downward pressure on online marketing prices;

•	higher customer acquisition costs due in part to the limited experience of small to medium-sized enterprises, or SMEs, with the internet as a marketing channel or due to competition;

•	decreased use of our search and paid click because search queries are increasingly being undertaken via voice-activated speakers, apps, social media or other platforms;

•	growing reluctance of users to click on search results marked as advertisements;

•	ineffectiveness of our online marketing delivery, tracking and reporting systems; and

•	decreased use of internet or online marketing in China.

Our business depends on a strong brand, and if we are unable to maintain and enhance our brand, our business and results of operations may be harmed.

We believe that our brand “Baidu” has contributed significantly to the success of our business. We also believe that maintaining and enhancing the “Baidu” brand is critical to increasing the number of our users, customers, Baidu Union partners and content providers. We have conducted various marketing and brand promotion activities, but we cannot assure you that these activities will achieve the brand promotion effect expected by us. If we fail to maintain and further promote the “Baidu” brand, or if we incur excessive expenses in this effort, our business and results of operations may be materially and adversely affected.

In addition, any negative publicity about our company, our products and services, our employees, our business practices, our search results or the platform to which our search results link, regardless of its veracity, could harm our brand image and in turn adversely affect our business and results of operations. We cannot assure you that we will be able to defuse negative publicity to the satisfaction of our investors, users, customers and business partners. From time to time, there has been negative publicity about our company and our business practice, which has adversely affected our public image and reputation during certain periods of intense negative publicity. For example, in 2016, Chinese media reported that a Chinese college student had died from cancer following unsuccessful treatment received at a hospital that the student had found through paid search listings on Baidu, and similarly in 2018, Chinese media reported incidents where users had been defrauded by health care and logistics service providers that they found through search listings on Baidu. Also in 2018, an editorial falsely alleged that, unlike Google, Baidu was biased in displaying its feed content in its search results, in disregard of the analogous business model of Google displaying Youtube content in its search results. This editorial attracted the attention of the general public and Chinese media, including state-owned new agencies, and adversely affected our public image. The negative publicity surrounding these incidents have resulted in significant adverse impact on our public image and reputation. Intense negative publicity may divert our management’s attention and may adversely impact our business. We cannot assure you that our brand, public image and reputation will not be materially and adversely affected in the future.

We face significant competition and may suffer from loss of users and customers as a result.

We face significant competition in almost every aspect of our business, including competition from other companies that seek to provide internet search and feed services to users and provide online marketing services to customers, as well as other companies that provide internet video services. For Baidu Core business, our main competitors in the Chinese internet market include China-based internet companies, such as Alibaba, Tencent, ByteDance, Sohu and Qihoo 360. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance), user experience of the search and feed services, quality, quantity and relevancy of content, availability and ease of use of products and services, distribution channels and the number of associated third-party websites/wapsites. For iQIYI, our primary competitors include companies that operate online video websites in China, such as Tencent Video and Youku-Tudou. Some of our competitors have significant financial resources, long operating histories and are experienced in attracting and retaining their users, accommodating their users’ habits and preferences and managing customers. They may use their experience and resources to compete with us in a variety of ways, including competing for users and their time, customers, distributors, content, strategic partners and networks of third-party websites/wapsites, investing more heavily in research and development and making investments and acquisitions. If any of our competitors provides comparable or better Chinese language search experience or internet video services, our user traffic could decline significantly. Additionally, if the channels that we use to distribute services or products to our users and customers are no longer available to us, we may experience a decline in user traffic. Any such decline in traffic could weaken our brand and result in loss of users and customers, which could have a material and adverse effect on our results of operations.

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

In recent years, we have invested significant resources in the research and development of artificial intelligence (AI) technology and have made significant progress in the commercialization of AI technologies, such as AI-powered voice assistant platform DuerOS, autonomous driving platform Apollo, Baidu Cloud and Baidu Feed. We plan to continue to contribute capital and other resources to our AI-enabled business operations. However, AI technology is rapidly evolving with significant uncertainties, and we cannot assure you that our investment and exploration in AI technology, including AI-powered voice assistant, autonomous driving, Baidu Cloud and Baidu Feed, will be successful. Our operating results may also suffer if our innovation is not responsive to the needs of our users, customers and content providers, inappropriately timed with market opportunities, or marketed ineffectively. In addition, we may encounter regulatory uncertainties related to new businesses that we enter into. The laws and regulations related to AI technology and products are at early stage of development and still evolving in China. The effects of such laws and regulations remain unclear and may add uncertainty to the operation of our AI-related business. For example, as PRC regulatory framework on autonomous driving evolves, we may be required to comply with approval and other compliance requirements for autonomous driving road test and related data collection and sharing promulgated by PRC authorities from time to time. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Artificial Intelligence and Autonomous Driving Vehicles.” We may confront other challenges as we enter new business domains, including lack of adoption of new products and services, lack of management talent in the new business, cost management and other factors required for the expansion of new businesses.

If we fail to continue to innovate and provide products, services and high-quality internet experience that attract and retain users, we may not be able to generate sufficient user traffic to remain competitive.

Our success depends on providing products and services to attract users and enable users to have a high-quality internet experience. In order to attract and retain users and compete against our competitors, we must continue to invest significant resources in research and development to enhance our internet search marketing and, artificial intelligence (AI) technologies, improve our existing products and services, and introduce additional high-quality products and services, including AI-based products and services and feed services. If we are unable to anticipate user preferences or industry changes, enhance the quality of our products and services on a timely basis or fail to provide sufficient content, or provide services and products, including our smart devices, to our users’ satisfaction, we may suffer a decline in the size of our user base. Our results of operations may also suffer if our innovations do not respond to the needs of our users, are not appropriately timed with market opportunities or are not effectively brought to market. As search, marketing and AI technologies and new forms of devices and apps continue to develop, we may expend significant resources in research and development and strategic investments and acquisitions in order to remain competitive.

If our content ecosystem fails to continually offer quality content in a cost effective manner, we may experience declines in user traffic and user engagement, our business and results of operations may be harmed.

Our content ecosystem consists of Baijiahao, Baidu Post Bar, Baidu Knows, Baidu Encyclopedia, smart mini programs, iQIYI and various other products. The success of our content ecosystem depends on our ability to attract content owners to contribute quality content to our platform by leveraging our user traffic and enhance user engagement through provision of attractive content, so as to create a virtuous cycle. We have relied, and will continue to rely, on third parties for part of the content offered in our content ecosystem and some of our products include third party intellectual property. As the competition for quality content becomes increasingly intense in China, we cannot assure you that we will be able to manage our content acquisition costs effectively and generate sufficient revenues to outpace future increase in content spending. We may also be unable to renew some of our content or intellectual property licensing agreements upon their expiration or termination and any renewal of the content or intellectual property licensing agreements may involve higher costs or less favorable terms. If we are not able to license popular premium content on commercially reasonable terms or renew our content or intellectual property licensing agreements, our financial condition and results of operations may be materially and adversely affected. In addition, we have users contribute their content to our various products, including Baidu Post Bar, Baidu Knows, Baidu Encyclopedia, Baijiahao, Quanmin, and iQIYI’s user-generated content. If these parties fail to develop and maintain high-quality and engaging content, if our desired premium content becomes exclusive to our competitors, if we are unable to continue to grow our content offerings and stay competitive vis-à-vis other content platforms, or if a large number of our existing relationships are terminated, the attractiveness of our content offerings to users may be severely impaired. If we are unable to offer content that meets users’ tastes and preferences on a continuing basis and in a cost effective manner, our user experience may deteriorate, we may suffer from reduced user traffic, our business and results of operations may be harmed.

Our now-divested financial services business may subject us to operational and reputational risks, which may have a material adverse effect on our business, results of operations and financial condition.

We have provided financial services in China in recent years. In August 2018, we completed the divestiture of a majority equity stake in our financial services business unit, which has been rebranded as Du Xiaoman Financial, or Du Xiaoman. After the divestiture, we hold a minority equity interest in Du Xiaoman and have since then deconsolidated the financial results of Du Xiaoman from our consolidated financial statements in accordance with U.S. GAAP. The financial services provided by the now-divested Du Xiaoman mainly include wealth management and consumer credit, through which Du Xiaoman offers education loans and consumer financing to meet consumers’ cash expenditure needs.

PRC laws and regulations concerning the internet finance industry, particularly those governing wealth management and credit lending, are evolving. Although Du Xiaoman has taken careful measures to comply with the laws and regulations that are applicable to its financial services, the PRC government authorities may promulgate new policies, rules and regulations regulating the internet finance industry. We cannot assure you that the practices of Du Xiaoman would not be deemed to violate any PRC laws or regulations, nor can we ensure that all business cooperators on Du Xiaoman’s platform meet all the regulatory compliance requirements. If Du Xiaoman were deemed to violate any PRC laws or regulations, we may be exposed to negative publicity as a result of the potential misconception that Du Xiaoman is still part of our consolidated group.

Furthermore, we are still the largest shareholder of Du Xiaoman and would be exposed to losses from Du Xiaoman. Under certain conditions, investors of Du Xiaoman can require Baidu or Du Xiaoman to redeem their shares. Occurrence of the such events could have a material adverse effect on our business, financial conditions and results of operations.

If we fail to keep up with rapid changes in technologies and user behavior, our future success may be adversely affected.

Our future success will depend on our ability to respond to rapidly changing technologies, adapt our products and services to evolving industry standards and improve the performance and reliability of our products and services. Our failure to adapt to such changes could harm our business. In addition, changes in user behavior resulting from technological developments may also adversely affect us. For example, the number of people accessing the internet through mobile devices and internet of things, or IoTs, such as smartphones, tablets and smart (voice-activated internet) home devices, has increased in recent years, and we expect this trend to continue while 5G and more advanced mobile communications technologies are broadly implemented. If we fail to develop products and technologies that are compatible with all mobile devices, IoTs and operating systems, or if the products and services we develop are not widely accepted and used by users of various mobile devices and IoTs, our position in the mobile internet and AI sectors may be adversely affected. In addition, the widespread adoption of new internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or integrate our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive, or consequently fail to retain users with products and services of exceptional quality, our future success may be materially and adversely affected.

Our increasing focus on cloud-based services presents execution, competitive and compliance risks.

A growing part of our business involves cloud-based services available across a spectrum of computing devices. We are devoting significant resources to provide AI solutions, cloud infrastructure, and other services to enterprises and individuals. At the same time, our competitors are rapidly developing and deploying similar cloud-based services. Pricing and delivery models are evolving. Devices and form factors influence how users access services in the cloud and sometimes the user’s choice of which suite of cloud-based services to use. Our success in cloud-based services strategy will depend on the level of adoption of our products and services. We may not establish market share sufficient to achieve scale necessary to achieve our business objectives or recoup costs incurred to build and maintain infrastructure to support our cloud-based services. It is uncertain whether our strategies will attract the users or generate the revenue required to succeed. If we fail to generate sufficient usage of our new products and services, we may not grow revenue in line with the costs associated with infrastructure development and research and development investments. This may negatively impact our results of operations and financial performance.

The development of cloud-based services is accompanied by regulatory compliance risks. For example, regulatory authorities in China are increasing enforcement efforts against non-compliance relating to companies operating content delivery networks, internet data centers, and internet service providers. However, the interpretation and application of relevant laws in China and elsewhere are often uncertain and in flux, and any failure or perceived failure to comply with all applicable laws and regulations may result in legal proceedings or regulatory actions against us, and could have a material adverse effect on our business and results of operations.

In the past, our peers have experienced data security and infrastructure stability issues arising out of their cloud businesses. Our cloud business may also encounter similar issues, which could have a material and adverse impact on our operations and financial performance.

Issues in the adoption and use of artificial intelligence in our product offerings may result in reputational harm or liability.

We are building AI into many of our product offerings and we expect this element of our business to grow. We envision a future in which AI operates in our services and applications such as voice assistant platform DuerOS, autonomous driving platform Apollo, AI cloud services and Baidu Feed, and the cloud helps our customers become more productive. As with many disruptive innovations, AI presents risks and challenges that could affect its adoption, and, therefore, our business. Our products and services based on AI may not be adopted by our users or customers. AI algorithms may be flawed. Datasets may be insufficient or contain biased information. Inappropriate or controversial data practices by us or others could impair the acceptance of our AI solutions. These deficiencies could undermine the decisions, predictions, or analysis AI applications produce, subjecting us to legal liability, and brand or reputational harm. Some AI scenarios present ethical issues. If we enable or offer AI solutions that are controversial because of their impact on human rights, privacy, employment, or other social issues, we may experience reputational harm or be exposed to liability.

Interruption or failure of our own information technology and communications systems or those of third-party service providers we rely upon could impair our ability to provide products and services, which could damage our reputation and harm our results of operations.

Our ability to provide products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could interrupt our services. Service interruptions could reduce our revenue and profit and damage our brand if our systems are perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, wars, earthquakes, floods, fires, power loss, telecommunications failures, undetected errors or “bugs” in our software, computer viruses, interruptions in access to our platform through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. In February 2017, the service of Baidu App was inaccessible to users for forty-three minutes due to a system failure. In November 2018, multiple services including Baidu Search, Baidu Feed, Baidu Encyclopedia, Baidu Post Bar and Baidu Knows were inaccessible to users for seventy-three minutes due to a system failure. Such service disruptions adversely affected our user experience.

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

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property in internet-related and AI-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims. We may be subject to administrative actions brought by the PRC State Copyright Bureau and in the most severe scenario criminal prosecution for alleged copyright infringement, and as a result may be subject to fines and other penalties and be required to discontinue infringing activities. Furthermore, as we expand our operations outside of China, we may be subject to claims brought against us in jurisdictions outside of China.

Our search products and services link to materials in which third parties may claim ownership of trademarks, copyrights or other rights. As we adopt new technologies and roll out new products and services, we face the risk of being subject to intellectual property infringement claims that may arise from our use of new technologies and provision of new products and services. Our products and services including those based on content storage and sharing, such as Baidu WenKu, Baidu Post Bar, Baidu Encyclopedia, Baidu Knows and Baidu Feed, allow our users to upload, store and share documents, images, audio and videos on our servers, or share, link to or otherwise provide access to contents from other websites, and we also operate distribution platforms whereby developers can upload, share and sell their apps or games to users. Although we have made commercially reasonable efforts to request users or developers to comply with applicable intellectual property laws, we cannot ensure that all of our users or developers have the rights to upload or share these contents or apps. In addition, we have been and may continue to be subject to copyright or trademark infringement and other related claims from time to time, in China and internationally.

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

Intellectual property litigation is expensive, time-consuming and could divert resources and management attention from the operations of our business. We are currently named as defendant in certain copyright infringement suits in connection with Baidu Feed, P4P, Baidu Post Bar, Baidu Search, iQIYI, Baidu WenKu, Baijiahao, Haokan and certain other products or services. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” There is no guarantee that the courts will accept our defenses and rule in our favor. If there is a successful claim of infringement, we may be required to discontinue the infringing activities, pay substantial fines and damages and/or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation by third parties and/or negative publicity alleging our intellectual property infringement could have an adverse effect on our business, reputation, financial condition or results of operations. To address the risks relating to intellectual property infringement, we may have to substantially modify, limit or terminate some of our search services. Any such change could materially affect user experience and in turn have an adverse impact on our business.

We have been and may again be subject to claims and investigations in the ordinary course of business based on the content found on our platform, the results in our paid search listings or other products and services we offer, and could be impacted by unfavorable results of legal proceedings.

We are subject to various legal proceedings and claims that have arisen in the ordinary course of business and have not yet been fully resolved, and new claims may arise in the future. In addition, agreements entered into by us sometimes include indemnification provisions which may subject us to costs and damages in the event of a claim against an indemnified third party. Regardless of the merit of particular claims, litigation may be expensive, time consuming, disruptive to our operations and distracting to management. In recognition of these considerations, we may enter into arrangements to settle litigation and resolve such disputes. No assurance can be given that such agreements can be obtained on acceptable terms or that litigation will not occur. These settlements may also significantly increase our operating expenses.

The outcome of litigation is inherently uncertain. If one or more legal matters were resolved against us or an indemnified third party in a reporting period for amounts in excess of management’s expectations, our financial condition and operating results for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against us that could materially adversely affect its financial condition and operating results.

In addition to the content developed and posted on our platform by ourselves, our users are free to post information on Baidu Post Bar, Baidu Knows, Baidu Encyclopedia, Baidu WenKu and other sections of our platform, our content providers may provide content through Baijiahao platform and our P4P customers may create text-based descriptions, image descriptions and other phrases to be used as text, images or keywords in our search listings, and users can also use our personal cloud computing service to upload, store and share documents, images, audio and videos on our cloud servers. We have been and may continue to be subject to claims and investigations for intellectual property ownership and infringement, defamation, negligence or other legal theories based on the content found on our platform, the results in our paid search listings or our other products and services, which, with or without merit, may result in diversion of management attention and financial resources and negative publicity for our brand and reputation. For example, in November 2018, an individual, together with his related company, filed a complaint for acts of defamation and liber per se, commercial disparagement, tortious inference with prospective business relations, intentional infliction of emotional distress and civil conspiracy against, among others, us and Robin Yanhong Li in his capacity as our chairman and chief executive officer in the Supreme Court of The State of New York. The complaint alleges, among other things, that the defendant parties published articles containing false and defamatory statements concerning the plaintiffs. The complaint seeks damages in an aggregate amount of US$11 billion, including US$10 billion punitive damages. The action remains at a preliminary stage. We believe the case is without merit and intend to defend ourselves vigorously. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Furthermore, if the content posted on our platform or found, stored or shared through our other products and services contains information that government authorities find objectionable, our platform or relevant products or services may be shut down and we may be subject to other penalties. See “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and subject us to liability for information displayed on or linked to our platform and negative publicity in international media.”

We have been, and may again in the future be, subject to claims, investigations or negative publicity based on the results in our paid search listings. Claims have been filed against us after we allowed certain customers to register keywords containing trademarks, trade names or brand names owned by others and displayed links to such customers’ websites in our paid search listings. While we maintain a database of certain well-known trademarks and continually update our system algorithms and functions to guard against customers keywords containing the well-known trademarks that are owned by others, it is not possible for us to completely prevent our customers from bidding on keywords that contain trademarks, trade names or brand names owned by others. In 2016, PRC regulatory authorities required that we take several remedial measures, including: (i) immediately modifying our practice of providing online marketing services to medical, pharmaceutical, health care and other similar businesses, and refraining from providing online marketing services to medical health care organizations that do not have requisite qualifications from competent regulatory authorities; (ii) modifying our existing auction-based paid search practices, indicating clearly paid search results and the associated risks, and limiting the percentage of marketing information to no more than 30% on each web page; and (iii) establishing and enhancing user protection mechanisms and establishing a system to compensate users harmed by fraudulent marketing information. In addition, there has been negative publicity about fraudulent information in our paid search listings. Although we have been continually enhancing our technology, control and oversight to prevent fraudulent websites, web pages and information from appearing in our paid search listings, there is no guarantee that the measures we have taken are effective at all times. Claims, investigations and negative publicity based on the results in our paid search listings, regardless of their merit, may divert management attention, severely disrupt our operations, adversely affect our results of operations and harm our reputation.

Liability claims against, or any unauthorized control or manipulation of our autonomous driving systems, could result in the loss of confidence in us, our brands and our products, and harm our business.

Our autonomous driving platform Apollo contains complex information technology systems. We have designed, implemented and tested security measures intended to prevent unauthorized access to our Apollo platform, but there can be no assurance that vulnerabilities will not be identified in the future, or that our remediation efforts are or will be successful. Hackers have reportedly attempted, and may attempt in the future, to gain unauthorized access to modify, alter and use our Apollo platform to gain control of, or to change, functionality, user interface and performance characteristics of vehicles utilizing our Apollo platform, or to gain access to data stored in or generated by the vehicles. Any unauthorized access to or control of autonomous driving vehicles or their systems or any loss of data could result in death and personal injury, and legal claims or proceedings against us.

Our Apollo platform may be involved in crashes resulting in property damage, death or personal injury in the future, and such crashes may be the subject of significant public attention. We may face claims related to any misuse or failure of new technologies that we are pioneering, including our autonomous driving platform Apollo and related solutions, such as smart transportation. A successful product liability claim against us could require us to pay substantial monetary damages.

Moreover, product liability claims or reports of unauthorized access to our autonomous driving platform Apollo or data, regardless of their veracity, could generate substantial negative publicity about our products and business and could have material adverse impact on our brand, business, prospects and operating results.

Our business may be adversely affected if we were found to have failed to fulfill the additional obligations under the new online advertising rules.

Although the PRC Advertising Law has not specified “paid search results” as a form of advertising, the Interim Administration Measures of Internet Advertising, or the Internet Advertising Measures, which was promulgated by the State Administration for Industry and Commerce (currently known as State Administration for Market Regulation, or the NRTA) and became effective on September 1, 2016, characterizes “paid search results” as a form of internet advertising from the perspective of regulating the online advertising business. Pursuant to the Internet Advertising Measures, we are subject to additional legal obligations to monitor our P4P customers’ listings on our website during the course of our provision of P4P services. For example, we must examine, verify and record identity information of our P4P customers, such as the customer’s name, address and contact information, and maintain an updated verification of such information on a regular basis. Moreover, we must examine supporting documentation provided by our P4P customers. Where a special government review is required for specific categories of advertisements before posting, we must confirm that the review has been performed and approval has been obtained. If the content of the advertisement is inconsistent with the supporting documentation, or the supporting documentation is incomplete, the advertisement cannot be published. The Chinese government may, from time to time, promulgate new advertising laws and regulations in the future to impose further requirements on online advertising services relating to medical, pharmaceutical, health care and other similar businesses. We cannot assure that we will be in compliance with the requirements under these new laws and regulations. Failure to comply with these obligations may subject us to fines and other administrative penalties. If advertisements shown on our platform are in violation of relevant PRC advertising laws and regulations, or if the supporting documentation and government approvals provided to us by our P4P customers in connection with the advertising content are not complete or accurate, we may be subject to legal liabilities and our reputation could be harmed. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Advertisements and Online Advertising.”

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

We are exposed to fluctuations in the market values of our investments.

As part of our business strategy, we have investments in both private and public companies. In addition, after adopting ASC Topic 321, investments—Equity Securities (“ASC 321”), on January 1, 2018, we elected to use the measurement alternative to measure previously cost methods investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in earnings, instead of through other comprehensive income. Fair values of these investments can be negatively impacted by fluctuations in the share prices of public companies we own, the fair value of private companies we own, liquidity, credit deterioration or losses, financial results, foreign exchange rates, changes in interest rates, or other factors.

For example, the market value of our investment in Ctrip fell below its carrying value based on its quoted market prices on July 2018. As of December 31, 2018, the market value of our investment in Ctrip, based on the market closing price, was below its carrying value. We evaluated our investment in Ctrip for impairment and concluded that impairment was not necessary because the decline in market value of equity investment of Ctrip against its carrying amount was not other-than-temporary. However, we may suffer significant impairment loss or downward adjustments of our investment in Ctrip or other companies in the future. As a result, the value or liquidity of our cash equivalents and marketable securities could decline and result in a material impairment, which could materially adversely affect our financial condition and operating results.

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

We have experienced substantial growth in recent years. Our total revenues grew at a compound annual growth rate of 20% from 2014 to 2018. Our growth was driven in part by the growth in China’s internet and online marketing industries, which may not be indicative of future growth or be sustainable. Our past growth rate may not be indicative of our future growth rate.

Our indebtedness could adversely affect our financial condition and our ability to obtain additional capital on reasonable terms when necessary.

As of December 31, 2018, we had an aggregate of RMB64.9 billion (US$9.4 billion) of outstanding indebtedness that will mature between 2019 and 2028, which include RMB8.5 billion (US$1.2 billion) of outstanding indebtedness of iQIYI. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” We may incur additional indebtedness in the future. Our current and future debt requires us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows, raise additional capital and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.

Certain of our outstanding indebtedness include financial and other covenants. For example, certain of these covenants require iQIYI to maintain minimum liquidity. If we fail to comply with these covenants and are unable to remedy or obtain a waiver or amendment, an event of default would result. If an event of default were to occur, the lenders could, among other things, declare outstanding amounts due and payable. In addition, because certain outstanding notes of Baidu, Inc. contain customary cross default and cross acceleration provisions, an event of default or declaration of acceleration under a subsidiary’s outstanding loan could also result in an event of default under these notes of Baidu, Inc., which would permit the notes holders to accelerate the repayment of the notes. If any of these notes is accelerated, we may be required to renegotiate, repay or refinance these obligations and may not have sufficient funds available to repay it, and our liquidity and financial position would be materially and adversely affected.

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

Our controlling interest in iQIYI may be diluted if iQIYI raises additional capital with the issuance and sale of additional equity in the future.

iQIYI, our controlled subsidiary listed on the NASDAQ Global Market, may need additional capital in the future to fund its continued operations and support its business growth. As iQIYI will continue to invest in both original and licensed content and technology to support its growth, iQIYI may not be able to improve its working capital position or to achieve a surplus in the short term. In the future, should iQIYI require additional liquidity and capital resources to fund its business and operations, iQIYI may need to obtain additional financing, including issuing and selling additional equity or equity-linked securities, which would dilute our interest in iQIYI.

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

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit and ongoing trade disputes and tariffs. The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 6.6% in 2018. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In addition, there have also been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S and retaliatory tariffs imposed by China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.

Because we rely on distributors, to a large extent, in providing our online marketing services, failure to retain key distributors or attract additional distributors could materially and adversely affect our business. Moreover, there is no assurance that our direct sales model in some key geographic markets will continue to be successful.

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

We rely on Baidu Union partners for a significant portion of our revenues. If we fail to retain existing Baidu Union partners or attract additional members, our revenue growth and profitability may be adversely affected.

We pay Baidu Union partners a portion of our revenues as we leverage traffic of the Baidu Union partners’ internet properties. Some of Baidu Union partners, however, may compete with us in one or more areas of our business. Therefore, they may decide in the future to terminate their relationships with us. If Baidu Union partners decide to use a competitor’s or their own internet search services, our user traffic may decline, which may adversely affect our revenues. If we fail to attract additional Baidu Union partners, our revenue growth may be adversely affected. In addition, if we have to share a larger portion of our revenues to retain existing Baidu Union partners or attract additional partners, our profitability may be adversely affected.

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

Our business is subject to complex and evolving Chinese and international laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are required by privacy and data protection laws in China and other jurisdictions, including, without limitation, the PRC Cyber Security Law, to ensure the confidentiality, integrity and availability of the information of our users, customers, distributors, content providers and Baidu Union partners, which is also essential to maintaining their confidence in our online products and services. However, the interpretation and application of such laws in China and elsewhere are often uncertain and in flux.

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

The PRC Cyber Security Law is relatively new and subject to interpretation by the regulator. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information” under the PRC Cyber Security Law and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, storage, and security of user information.

While we take all these measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and business partners. The activities of third parties such as our customers and business partners are beyond our control. If our business partners violate the PRC Cyber Security Law and related laws and regulations relating to the protection of personal information, or fail to fully comply with the service agreements with us, or if any of our employees fail to comply with our internal control measures and misuse the information, we may be subject to penalties. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential users and customers from using our products or services and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.

There are a number of legislative proposals in the European Union and the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. The introduction of new products or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. For example, if privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to online advertising customers. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services.

Security breaches and improper access to or disclosure of our data or user data, or any system failure or compromise of our security, could harm our reputation and adversely affect our business.

Our business is prone to cyber-attacks seeking unauthorized access to our data or user data or to disrupt our ability to provide services. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data, such as personal information, names, accounts, user IDs and passwords, and payment or transaction related information, could result in the loss or misuse of such data, which could cause a loss or give rise to liabilities to the owners of confidential information, such as our users, customers, distributors, content providers and Baidu Union partners, subject us to penalties imposed by administrative authorities, and disrupt our operations. In addition, computer malware, viruses, social engineering (predominantly spear phishing attacks), and general hacking have become more prevalent in our industry, have occurred on our systems in the past, and may occur again on our systems in the future. We also regularly encounter attempts to create false or undesirable user accounts, purchase ads, or take other actions on our platform for purposes such as spamming, spreading misinformation, or other objectionable ends. As a result of our prominence, the size of our user base, and the types and volume of personal data on our systems, we believe that we are a particularly attractive target for such breaches and attacks. Such attacks may cause interruptions to the services we provide, degrade the user experience, cause users or customers to lose confidence and trust in our products and services, impair our internal systems, or result in financial harm to us.

We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies. However, we may not be able to implement adequate preventative measures or prevent compromises or breaches of our preventative measures due to the evolution of the sophistication of cyber-attacks, advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or others, software bugs or other technical malfunctions, employee, contractor, or vendor error or malfeasance, government surveillance, or other evolving threats. As a result, we may incur significant costs in protecting against or remediating cyber-attacks.

In addition, some of our developers or other partners, such as those that help us measure the effectiveness of ads, may receive or store information provided by us or by our users through mobile or web applications integrated with our products. We provide limited information to such third parties based on the scope of services provided to us. However, if these third parties fail to adopt or adhere to adequate data security practices, or in the event of a breach of their networks, our data or our users’ data may be improperly accessed, used, or disclosed.

Affected users or government authorities could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or improper disclosure of data, which could cause us to incur significant expense and liabilities or result in orders or consent decrees forcing us to modify our business practices. Such incidents or our efforts to remediate such incidents may also result in a decline in our user base or engagement levels. Any of these events could have a material and adverse effect on our business, reputation, or results of operations.

Concerns and unfavorable media coverage relating to our privacy practices could damage our reputation, deter current and potential users and customers from using our products and services and negatively impact our business.

The internet industry is facing significant challenges with respect to information security and privacy, including the storage, transmission and sharing of confidential information. The general public, our users, customers, distributors, content providers and Baidu Union partners are increasingly aware of the vulnerability of confidential and private information. We will continue to experience media or regulatory scrutiny of our actions or decisions regarding user privacy, content or advertising. Furthermore, concerns have been expressed from time to time about whether our products, services or processes could compromise the privacy of users and others.

We transmit and store confidential and private information of our users, customers, distributors, content providers and Baidu Union partners, such as personal information, including names, accounts, user IDs and passwords, and payment or transaction related information. Concerns about our practices with regard to the collection, use, disclosure, or security of personal information or other privacy related matters, and any negative publicity on our information safety or privacy protection mechanism and policy, even if unfounded, has in the past, and could adversely affect our business and results of operations and financial condition. Such concerns and negative publicity could damage our reputation and brand, and have an adverse effect on the size, engagement and loyalty of our user base, which could adversely affect our business and results.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2018. However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

The PRC government restricts or imposes conditions on foreign investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. We and our PRC subsidiaries are considered foreign persons or foreign-invested enterprises under PRC foreign investment related laws. As a result, we and our PRC subsidiaries are subject to PRC legal restrictions on or conditions for foreign ownership of internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Due to these restrictions and conditions, we operate our platform and conduct value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses in China through our consolidated affiliated entities. As all the nominee shareholders of our consolidated affiliated entities are either PRC citizens or PRC domestic enterprises, these entities are therefore considered as PRC domestic enterprises under PRC law. The “nominee shareholders” refer to those shareholders who have pledged their equity interest in our consolidated affiliated entities to us and entered into exclusive equity purchase and transfer option agreements with us as part of the contractual arrangements. Our contractual arrangements with our consolidated affiliated entities and the nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance. These contractual arrangements demonstrate our ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the affiliated entities. In 2016, 2017 and 2018, we derived approximately 35%, 34% and 33% of our total revenues, respectively, from our consolidated affiliated entities.

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

Since PRC law restricts or imposes conditions on foreign equity ownership in the internet sector, value-added telecommunication-based online marketing, online audio and video services and mobile application distribution companies in China, we operate our platform and conduct our value-added telecommunication-based online marketing, online audio and video services and mobile app distribution businesses through our consolidated affiliated entities in China. We have no equity interest in any of these entities and must rely on contractual arrangements to control and operate the businesses and assets held by our consolidated affiliated entities, including the domain names and trademarks that have been transferred from our subsidiaries to our consolidated affiliated entities in accordance with requirements of PRC law. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, our consolidated affiliated entities and the individual nominee shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business, such as using the domain names and trademarks our subsidiaries have transferred to them or maintaining our platform, in an acceptable manner or taking other actions that are detrimental to our interests. If our consolidated affiliated entities or the individual nominee shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our consolidated affiliated entities, and we may lose control over the assets owned by our consolidated affiliated entities, including our Baidu.com domain name and website, and any other domain names and websites we have access to may not attract a large number of users and customers at the same level as Baidu.com. As a result, our ability to conduct our business may be materially and adversely affected, and we may not be able to consolidate the financial results of the relevant affiliated entities into our consolidated financial statements in accordance with U.S. GAAP, which may materially and adversely affect our results of operations and damage our reputation.

Our contractual arrangements with our consolidated affiliated entities in China may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between our subsidiaries and each of our consolidated affiliated entities in China, we are subject to VAT at a rate of 6% as a result of the VAT reform program on both service revenues generated by our consolidated affiliated entities’ operations in China and revenues derived from our subsidiaries’ contractual arrangements with these consolidated affiliated entities. Where our consolidated affiliated entity is qualified as a VAT general taxpayer, the VAT charged by our subsidiaries on the revenues obtained from such consolidated affiliated entity based on the contractual arrangement between our subsidiaries and such consolidated affiliated entity will constitute input VAT for the consolidated affiliated entity, and will be creditable against output VAT arising in connection with VAT taxable activities carried out by the consolidated affiliated entity. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation” for more information on the VAT reform program. Moreover, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between our subsidiaries and these consolidated affiliated entities were not on an arm’s-length basis and therefore constituted a favorable transfer pricing. Under the PRC Enterprise Income Tax Law, or the EIT Law, an enterprise must submit its annual tax return together with information on related-party transactions to the PRC tax authorities. The PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. For example, the PRC tax authorities could request that our consolidated affiliated entities adjust their taxable income upward for PRC tax purposes. Such adjustment could adversely affect us by increasing our consolidated affiliated entities’ tax expenses without reducing our subsidiaries’ tax expenses, which could subject our consolidated affiliated entities to interest due on late payments and other penalties for under-payment of taxes.

We may have exposure to greater than anticipated tax liabilities.

We are subject to enterprise income tax, or EIT, VAT, and other taxes in many provinces and cities in China and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. For example, if our P4P service is classified as a form of advertisement distribution service, we may be required to pay a 3% cultural business construction fee. In addition, if this classification of P4P services were to be retroactively applied, we might be subject to sanctions, including payment of delinquent fees and fines for the revenues generated from our P4P services prior to the classification. Moreover, under the EIT Law, the PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. Particularly, pursuant to the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures issued by the State Administration of Tax in March 2017, if a PRC enterprise makes an outbound payment to its overseas related party which undertakes no functions, bears no risks or has no substantial operation or activities and such payment is inconsistent with arm’s-length principles, the tax authorities may carry out a special tax adjustment based on the full amount deducted prior to tax. Although we believe all our related party transactions, including all payments by our PRC subsidiaries and consolidated affiliated entities to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

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

As of the date of this annual report, we have made long-term loans in an aggregate principal amount of RMB11.4 billion (US$1.7 billion) to the nominee shareholders of our consolidated affiliated entities. We extended these loans to enable the nominee shareholders to fund the capitalization of these entities. We may in the future provide additional loans to the nominee shareholders of our consolidated affiliated entities in China in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans will depend on the profitability of these consolidated affiliated entities and their operational needs, which are uncertain.

We are in the process of registering the pledges of equity interests by nominee shareholders of some of our consolidated affiliated entities, and we may not be able to enforce the equity pledges against any third parties who acquire the equity interests in good faith in the relevant consolidated affiliated entities before the pledges are registered.

The nominee shareholders of each of our consolidated affiliated entities have pledged all of their equity interests in the relevant consolidated affiliated entities to our subsidiaries pursuant to equity pledge agreements under the contractual arrangements. An equity pledge agreement becomes effective among the parties upon execution. However, according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for market regulation. We are still in the process of registering the pledge relating to certain consolidated affiliated entities, relating to recent equity interest transfers and capital increase. Prior to the completion of the registration, we may not be able to successfully enforce the equity pledge against any third parties who have acquired property right interests in good faith in the equity interests in the relevant consolidated affiliated entities.

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

•

The licensing requirements relating to the internet business in China are uncertain and evolving. This means that permits, licenses or operations at some of our PRC subsidiaries and consolidated affiliated entities may be subject to challenge, or we may not be able to obtain or renew certain permits or licenses, including without limitation, a Value-Added Telecommunication Business Operating License, which is issued by the MIIT, an Internet News License, which is issued by the State Internet Information Office, or the SIIO, a Short Messaging Service Access Code Certificate, which is issued by the MIIT, an Online Audio/Video Program Transmission License, which is issued by the State Administration of Press Publication, Radio, Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration, or the NRTA), a Radio and Television Program Production License, which is issued by the NRTA, a Surveying and Mapping Qualification Certificate for internet map services, which is issued by the National Administration of Surveying, Mapping and Geo-information, an Internet Culture Business Permit with the permitted scope of business covering online game operation and online game virtual currency issuance or trading, which is issued by the Ministry of Culture, an Internet Publication Service License, which is issued by the National News and Publication Bureau, or the NNPB, a Publication Business Operating License, which is issued by NNPB, a Qualification Certificate for Internet Drug Information Services, which is issued by provincial branch of the State Food and Drug Administration, a China Air Transport Sales Agency Services Certificate, which is issued by China Air Transport Association, a Human Resource Services License, which is issued by the Ministry of Human Resources and Social Security, and a Commercial Performances License, which is issued by the municipal bureau of culture. Failure to obtain or renew these permits and licenses may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•

New laws and regulations may be promulgated to regulate internet activities, including online advertising. Other aspects of our online operations may be regulated in the future. If these new laws and regulations are promulgated, additional licenses may be required for our online operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

We provide value-added telecommunications services through our consolidated affiliated entities, which hold the required licenses. In July 2006, the MIIT issued the Notice of the Ministry of Industry and Information Technology on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. According to this notice, either the holder of a Value-Added Telecommunication Business Operating License or its shareholders must directly own the domain names and trademarks used by the license holder in its provision of value-added telecommunications services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain these facilities in the regions covered by its license. Baidu Netcom, our consolidated affiliated entity, owns the necessary domain names and trademarks, including pending trademark applications and have the necessary personnel and facilities to operate our websites.

As we enter into new businesses, we may encounter additional regulatory uncertainties. For example, the current PRC legal framework on autonomous cars or autonomous driving is still new and evolving. Pursuant to the local rules and regulations in various cities including Beijing, Shanghai, Tianjin, and Chongqing, any entity intending to conduct a road testing of autonomous driving vehicles in these cities must file an application for road testing with a designated local agency supervising road testing of autonomous vehicles in these cities. It also remains uncertain what additional compliance requirements we need to meet in order to undertake a road testing of our autonomous driving cars in other locations in China. Baidu Netcom, one of our consolidated affiliated entities, has obtained permits to conduct road testing in Beijing and Tianjin. There is no guarantee that the road testing of our autonomous driving cars in other locations fully complies with local laws and regulations. If our road testing is deemed by local enforcement authority as a violation of the applicable traffic and transportation laws, we may have to suspend the testing, and the progress of our research and development of autonomous cars may be adversely affected.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

The Anti-Terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018, further requires internet service providers to verify the identity of their users, and to not provide services to anyone whose identity is unclear or who declines verification. Although the identity verification requirements are already embodied in some internet related regulations, the Anti-Terrorism Law extends these requirements to all types of internet services. The internet service providers are also required to provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities.

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

Moreover, our compliance with PRC regulations governing internet access and distribution of news and other information over the internet may subject us to negative publicity or even legal actions outside of China. In May 2011, eight New York residents filed a lawsuit against us before the U.S. District Court for the Southern District of New York accusing us of aiding Chinese censorship in violation of the U.S. Constitution. In March 2014, the U.S. District Court for the Southern District of New York granted our motion for judgment on the pleadings based upon the First Amendment to the U.S. Constitution and dismissed with prejudice the plaintiffs’ complaint in its entirety, barring the plaintiffs from bringing an appeal or action based on the same claim. Even though we have won the case, our reputation may continually be adversely affected among users and investors outside of China.

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

A number of our PRC subsidiaries and consolidated affiliated entities, such as Baidu Online Network Technology (Beijing) Co., Ltd., or Baidu Online, and Baidu Netcom are entitled to enjoy a preferential tax rate of 15% due to their qualification as “High and New Technology Enterprise,” which has a term of three years. If any or some of these PRC subsidiaries and consolidated affiliated entities fail to maintain the “High and New Technology Enterprise” qualification, their applicable EIT rate will increase to 25%. Furthermore, Baidu Online was entitled to a preferential income tax rate of 10% from 2010 to 2017 due to its “Key Software Enterprise” status, so was Baidu China for 2015 to 2017, and Baidu International Technology (Shenzhen) Co., Ltd., or Baidu International, for 2016 and 2017. Baidu Online, Baidu China and Baidu International will file with the local tax authority for the preferential tax rate of 10% for a “Key Software Enterprise” for 2018 before the end of May 2019, and will be subject to relevant governmental authorities’ assessment. However, there is no assurance that any of these entities will continue to enjoy the preferential tax rate as a “Key Software Enterprise.” See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC Enterprise Income Tax.”

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

Baidu, Inc. is our offshore holding company conducting operations in China through our PRC subsidiaries and consolidated affiliated entities. We may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Loans by Baidu, Inc. or any of our offshore subsidiaries to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, or to our consolidated affiliated entities are subject to PRC regulations and foreign exchange loan registrations. Such loans to any of our PRC subsidiaries and consolidated affiliated entities to finance their activities cannot exceed a statutory upper limit and must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from the foreign loan. We may also decide to finance our PRC subsidiaries by means of capital contributions, in which case the PRC subsidiary is required to file the details of the capital contributions with the Ministry of Commerce or its local counterparts. If the business of the PRC subsidiary falls under the “restricted business” category under the Guidance Catalog of Industries for Foreign Investment or is subject to special requirements with respect to shareholding percentage and qualification of senior officers for the “encouraged business” category, the capital contributions to such PRC subsidiary must be approved by the Ministry of Commerce or its local counterparts. Meanwhile, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions given the PRC legal restrictions on foreign ownership of internet, value-added telecommunication-based online marketing, online audio and video services and mobile app distribution businesses.

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

We have notified holders of ordinary shares of our company whom we know are PRC residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. We are aware that Mr. Robin Yanhong Li, our chairman, chief executive officer and principal shareholder, who is a PRC resident, has registered, and updated registration when required, with the relevant local SAFE branch. We, however, cannot provide any assurances that all of our shareholders or ADS holders who are PRC residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulation Commission, or the CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms fail to meet specified criteria, during a period of four years starting from the settlement date, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Additional remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of additional proceedings against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and foreign exchange policies. After the PRC government changed its policy of pegging the value of RMB to the U.S. dollar in 2005, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial estimates by securities research analysts;

•	conditions in internet search and online marketing markets;

•	changes in the operating performance or market valuations of other internet search or internet companies;

•	announcements by us or our competitors or other internet companies of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	public perception or negative news about our products or services;

•	our share repurchase program;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	litigation, government investigation or other legal or regulatory proceeding; and

•	general economic or political conditions in China or elsewhere in the world.

In addition, the stock market in general, and the market prices for internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

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

We cannot guarantee that our share repurchase program will be fully consummated or that our share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

On June 26, 2018, our board of directors authorized our company to repurchase up to US$1.0 billion of our ADSs or ordinary shares over 12 months from June 27, 2018 through June 26, 2019. The share repurchase program, authorized by our board of directors, does not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs. The share repurchase program could affect the price of our ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our ADSs.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2018 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequence to U.S. Holders of our ADSs or ordinary shares.

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

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2018. However, given the lack of authority and the highly factual nature of the analyses, no assurance can be given. Our PFIC status for the current taxable year ending December 31, 2019 will not be determinable until the close of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year (or any future taxable year).

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

We were incorporated in the Cayman Islands in January 2000. Since our inception, we have conducted our operations in China principally through Baidu Online, our wholly owned subsidiary in Beijing, China. Since June 2001, we also have conducted part of our operations in China through Baidu Netcom, a consolidated affiliated entity in Beijing, China, which holds the licenses and approvals necessary to operate our platform and provide value-added telecommunication-based online marketing services. In subsequent years, we have established additional subsidiaries inside and outside of China and assisted in establishing additional PRC consolidated affiliated entities to conduct part of our operations.

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

In November 2012, we obtained the controlling interest in iQIYI, Inc., or iQIYI, a prior equity method investee, and have since then consolidated its financial results into our consolidated financial statements. In May 2013, we acquired the online video business of PPStream Inc., or PPS, merged it with iQIYI and have since then consolidated its financial results into our consolidated financial statements. In March 2018, iQIYI raised approximately US$2.4 billion of net proceeds through its initial public offering. iQIYI’s American Depositary Shares trade on the NASDAQ Global Market under the symbol “IQ”. We continue to control iQIYI and consolidate its financial results into our own in accordance with U.S. GAAP.

In August 2017, our subsidiary that operated Baidu Deliveries, Xiaodu Life Technology Ltd., or Xiaodu, completed its merger with Rajax Holding, or Rajax, which operates the food delivery business under the ele.me brand in China. As a result of the merger, Xiaodu became a subsidiary of Rajax. We and Rajax have agreed to business cooperation across a broad base of products and services post the merger transaction. In May 2018, we transferred all of our equity interests in Rajax, which operates the food delivery business under the ele.me brand in China, to Ali Panini Investment Limited.

In April 2018, we entered into definitive agreements with certain investors relating to our divestiture of a majority equity stake in our financial services business, which provides consumer credit, wealth management and other financial services and has been renamed as Du Xiaoman. The divestiture was completed in August 2018, following which we held a minority equity interest in Du Xiaoman and have deconsolidated the financial results of Du Xiaoman from our consolidated financial statements in accordance with U.S. GAAP.

B.	Business Overview

We aim to make a complex world simpler through technology. We strive to achieve this mission through our two-pillar strategy: strengthen our mobile foundation and lead in artificial intelligence (AI).

Our business currently consists of two segments, Baidu Core and iQIYI. Baidu Core primarily comprises (1) search plus feed, such as Baidu App, our search business and supporting content, including Baidu Post Bar, Baidu Knows, and Baidu Encyclopedia, as well as our online marketing services, and (2) new AI businesses, such as DuerOS (voice assistant and related smart device business), Apollo (autonomous driving platform), and Baidu Cloud. iQIYI is an innovative market-leading online entertainment service provider in China. iQIYI’s platform features original content, as well as a comprehensive selection of professionally-produced, partner-generated content and user-generated content.

We conduct our operations primarily in China. Revenues generated from our operations in China accounted for approximately 98%, 98% and 98% of our total revenues in 2016, 2017 and 2018, respectively.

Baidu Core

Search and Feed

Products and Services for Users

We aspire to provide the best experience to our users. To enrich user experience, we provide a broad range of products and services accessible through mobile devices, PCs and other smart devices. We offer search and other services on the Baidu platform that connect users to relevant information online, including web pages, news, images, documents, multimedia files, and services, through links provided on our website, apps and skills store, as well as native-app like experiences via our smart mini program.

Baidu App. Our flagship app enables users to access our search, feed and other services through mobile devices. Baidu App offers twin-engine search-plus-feed functions that leverage our AI-powered algorithms and deep user insight to offer users a compelling experience. It features improved feed display, short videos, smart mini programs, enhanced voice input, text to speech and augmented reality search to better serve users of mobile devices. In December 2018, average DAUs of Baidu App reached 161 million, increasing 24% over the same period of 2017.

Baidu Search. Users can also access our search and other services through Baidu’s other properties and Baidu Union partners. In addition to text inputs, our users can conduct AI-powered voice search, visual search and augmented reality search. Voice search integrates speech recognition and search technologies to enhance the user experience by providing a more natural and convenient input modality to text input. Visual search enables the use of smart phone cameras to capture images and retrieve related content on the web. AR search allows one’s imagination to come alive. For example, popular museums in China create augmented reality clips for historical artifacts to allow museum attendees experience “going back in time” to see the artifacts in historical settings, and Baidu’s AR search allows users to discover and watch these AR clips while touring the museums. We also endeavor to improve the search experience, through other AI-powered products such as Top 1, to satisfy user queries with the first displayed search result, which we believe will be an important capability with the adoption of smart devices with smaller screens. For example, a smart device with Baidu Smart Answer technologies can take a photo of a plant or a pet to identify the species and retrieve related information in a digital card.

Baidu Feed. Baidu Feed is a product within Baidu App that provides users with personalized timeline based on their demographics and interests. Baidu Feed complements our core search product, leverages Baidu AI recommendation algorithms and monetization platform, and contributes to user engagement and retention.

Haokan. Haokan is a short video app, offering a wide variety of user generated and professionally produced content often in coordination with multiple platform networks. Haokan allows users to upload, view, search, rate, share, favorite, comment, and follow. Video content creators and curators can distribute their content to build a fan base and receive revenue share for their content contribution.

Quanmin. Quanmin is a flash video app for users to create and share short videos, usually less than one minute long with the following orientation: musical, dance, comedy, acting and lip-sync, and live videos. Users can shoot or upload flash videos and edit them with built-in special effects, filters and stickers. Contents are distributed in personalized timeline powered by Baidu AI recommendation algorithms.

Baidu Post Bar. Baidu Post Bar is a social media platform that builds online communities based on topical interest. Users can post text, image, audio and video content and reply to original curation, forming valuable discussion groups. Baidu Post Bar draws new users through close integration with search and user generated content, and has been a popular platform for celebrity fans, online game players and online novel readers to build communities for topical discussions, especially about current cultural trends.

Baidu Knows. Baidu Knows is a question-and-answer community where questions are asked, answered, and organized by our users. The answers posted on Baidu Knows are generated by our users, professionals, enterprises and governmental agencies. Baidu Knows also leverages Baidu’s search capabilities to help users find answers to their questions on the web.

Baidu Encyclopedia. Baidu Encyclopedia is an online encyclopedia, compiled by experts in specialized fields. It features high-quality columns, such as Encyclopedia of Intangible Cultural Heritage, Digital Museum and Recorder of History, as well as a complete video-based knowledge source.

Baidu Maps. Baidu Maps provides locations, intelligent routing and navigation. Baidu Maps aggregates available travel options, displaying route timing and estimated costs. Baidu Maps also offers voice assistant functionality, supporting voice activation, multi-round conversation, and complex commands.

Baidu Input Method Editor, or Baidu IME. Baidu IME is a Chinese-language mobile keyboard, which utilizes Baidu AI to improve input accuracy, remembers corrections and offers a custom dictionary of new or uncommon words. Baidu IME supports advanced functions such as extended voice input, smart punctuation recommendation, voice message translation, voice modification and contextual speech detection. Users can create personalized emojis with Baidu IME’s augmented virtual reality function.

Overseas Products. We offer a series of products and services in overseas markets, including popIn (ad recommendation platform), Simeji (most popular mobile keyboard in Japan) and Facemoji (Simeji’s international edition).

Products and Services for Customers

Online Marketing Services

We deliver online marketing services to a diverse customer base. Consisting of SMEs, large domestic businesses and multinational companies, our customer base is diversified in terms of industries and geographical locations. The defined industries in which our customers operate include retail, personal care, medical and healthcare, franchising, financial services, education, online game services, auto/logistics, real estate and home furnishing, and business services. Customers in our top five industries contributed slightly over half of our total online marketing revenues in 2018. Although our customers are located throughout China, we have a more active and larger customer base in the coastal regions, reflecting the current general economic demographics in China.

Online marketing services include P4P (pay for performance) services and non-P4P services. Typically, a P4P customer pays us when users click on one of its website links on Baidu search result pages or Baidu Union partners’ properties, while a non-P4P customer pays us based on the duration of the placement on Baidu search result pages.

P4P. Our auction-based P4P services allow customers to bid for priority placement of paid sponsored links and reach users who search for information related to their products or services. Customers may choose to purchase search-based, feed-based and other online marketing services and have the option to set daily allowances target users by geography in China and specify the time period for their campaign.

Search-based marketing services are mainly provided to customers through our proprietary online marketing system Phoenix Nest which drives monetization efficiency by improving relevance in paid search and optimizing value for our customers. We have made continuous improvements to Phoenix Nest ad monetization on our platform, including the initiatives below:

•

Dynamic Ads: Delivers highly personalized search-based and feed-based online marketing by incorporating customers’ product catalogs and user insights through Baidu AI. Dynamic Ads has been adopted by our online marketing customers in ecommerce/retail, travel, auto and real estate sectors.

•

oCPX: Enables customers to bid for online marketing services based on pre-defined results, including optimized cost per click, impression and view. oCPX provides marketing customers with more options to optimize lead generation.

•	Action ads: Comes in a wide range of ad formats, including click-to-call, click-to-chat, click-to-download, and click-to-buy, to help marketing customers achieve better conversion.

•

Moonrise: Employs reinforcement learning to improve customers’ online marketing with recommendation of better keywords, photos or videos from Baidu’s huge content library, to increase conversion and overall marketing effectiveness.

Feed-based marketing services usually comprise image-based or video-based online marketing services, appearing between the feed headlines, or within the feed content. It is powered by Baidu AI to better match online marketing customers with their targeted audience, while optimizing user experience.

Our twin-engine search plus feed online marketing services enable the delivery of comprehensive, diversified and rich marketing offerings to fulfill customer needs.

Non-P4P. Our non-P4P services provide display-based marketing services and other online marketing services based on performance criteria other than cost per click, or CPC. Customers can choose different mix of our service offerings to optimize their ROI.

BrandZone allows customers to display integrated text, logo, image and video in a structured and uniform manner on a prominent position of the search result page or in vertical search products, such as Baidu Knows.

Programmatic marketing platform supports the placement of advertisement using standard, intelligent or customized creativity, different purchasing methods (guaranteed delivery or real time bidding), and multiple payment methods. Baidu Union partners may use our content recommendation system to provide feed content and ads to their users.

Partners of Search and Feed

We attract numerous business partners, which helped create opportunities for us to cooperate with these business partners in research and development and business operations and establish long term business relationship.

Baidu Union partners. Baidu Union consists of a large number of third-party websites and mobile apps. We match our customers’ promotional links to the properties of Baidu Union partners. Some Baidu Union partners also embed our products and services onto their properties. We allow Baidu Union partners to provide high-quality, relevant search results to their users without incurring the cost of development and maintenance for advanced search capabilities and monetize their traffic through revenue sharing arrangements with us.

Baijiahao, or BJH. Our network of 1.9 million content provider accounts, aggregates news articles, photos, short videos, live videos and augmented reality clips from multiple channel networks (MCNs), media outlets, and other professional sources for our feed product.

Other Partners. We enable a massive pool of content providers to contribute a broad range of content and resources on our platform, and to provide a rich, valuable content ecosystem to our users. Our content providers consist of MCNs, media outlets, curators, professional content publishers, video and other content copyright holders, app and smart mini program developers, and brands and businesses that offer various online contents on our platform.

New AI Businesses

Our new AI businesses comprise new business initiatives, including DuerOS (voice assistant and related smart device business), Apollo (autonomous driving platform), and Baidu Cloud. These businesses are powered by Baidu AI, based on Baidu Brain, our customer insights and other big data, and leading AI capabilities.

DuerOS. DuerOS is a cross-platform voice assistant with an installed base of over 200 million and monthly voice queries reaching 1.6 billion in December 2018. With a network of over 300 partners, DuerOS is installed on smart devices (in homes and hotels), smart phones, children watches and story machines. We released four DuerOS-powered Xiaodu branded smart devices in 2018, including Xiaodu smart speaker and Xiaodu smart display, the first smart speaker in China with a display. Equipped with over 1,000 skills in genres such as education, cooking, gaming and entertainment, the DuerOS skills store has been released for test trials.

Apollo. Apollo, our open source autonomous driving platform, supports commercial production of autonomous driving vehicles and incorporates autonomous driving capabilities, including valet parking. In July

2017, Kinglong Automotive released Apolong L4 minibus, the first autonomous shuttle bus without steering wheel made commercially available in China. Designated by the Chinese government as the autonomous driving platform on the “national team,” Apollo has garnered over 135 OEMs, Tier 1 parts suppliers and other strategic partners. Although autonomous driving is at an early stage of development, we believe autonomous driving and smart transportation, in partnership with municipalities to provide AI solutions to improve traffic flow, air pollution and road hazards, will be important growth areas for us in the future.

Baidu Cloud. Baidu Cloud primarily provides AI solutions, cloud infrastructure and other services to enterprises and individuals. Our goal is to offer a comprehensive set of products, services and tools to enable enterprises to improve productivity and operational efficiency through the use of Baidu AI and cloud infrastructure. For example, the use of Baidu AI customer solutions to automate customer call centers in lieu of IVR system and a large team of call center personnel. Baidu Cloud offers general and industry-specific AI solutions, serving industries, including financial services, media, gaming and telecommunications, while supporting internal usage.

iQIYI

iQIYI is an innovative market-leading online entertainment service provider in China. For the year of 2018, iQIYI’s average mobile MAUs were 455 million, and its average mobile DAUs were 135 million. On average, users spent 9.4 billion hours per month watching video content on iQIYI platform through all devices, and spent 1.6 hours per day per user watching video content on its mobile apps during the year.

iQIYI’s platform features original content, as well as a comprehensive selection of professionally produced content, or PPC, partner generated content, or PGC, and user generated content, or UGC.

PPC

Original content. iQIYI’s original content includes high quality content produced in-house and those produced in collaboration with third-parties. iQIYI obtains the intellectual property rights through production, adaptation or purchase from third parties, while the partners, typically established entertainment production companies, are responsible for content development and production. iQIYI maintains a high degree of control during the content development and production process.

Licensed content. iQIYI provides users with a curated selection of high-quality PPC from third parties. iQIYI licenses video content typically at fixed rates for a specified term, and pay licensing fees generally in installments upon signing of the contacts and during the licenses period. iQIYI also exchanges rights to distribute licensed content with other internet video streaming services to enrich our content library. In certain cases, iQIYI has the right of first refusal to purchase new content produced by the licensor.

PGC and UGC

iQIYI collaborates with a large number of selected partners to supplement its video content portfolio with PGC, and incentivizes them to submit high-quality content through our revenue-sharing mechanism. PGC expands iQIYI’s video collection to cover long-tail content to capture a broader user base. Furthermore, PGC promotes iQIYI’s brand, drives user engagement and enhances user stickiness.

iQIYI has established a track record of creating multiple channels of monetization through adapting single popular works into a variety of entertainment products. iQIYI generates revenues primarily through membership services, online advertising, content distribution and other services.

Membership Services

iQIYI’s membership services generally provide subscribing members with superior entertainment experience that is embodied in various membership privileges. Subscribing members have early access or binge-

watch option to certain drama series aired exclusively on iQIYI platform. Subscribing members also have access to a large collection of VIP-only content comprises drama series, movies, animations, and cartoons, etc. Membership privileges generally include substantially ad-free streaming, 1080P/4K high-definition video, enhanced audio experience, accelerated downloads and others. Subscribing member privileges also include coupons and discounts on paid on-demand films, as well as special privilege in offline events, such as exclusive access to live concerts. The number of subscribing members increased 72% from 50.8 million as of December 31, 2017 to 87.4 million as of December 31, 2018. Excluding individuals with trial memberships, the number of subscribing members increased by 72% from 50.0 million as of December 31, 2017 to 86.1 million as of December 31, 2018.

Online Advertising

The prices of iQIYI’s advertising services depend upon various factors, including form and size of the advertising, level of sponsorship, popularity of the content or event in which the advertisements will be placed, and specific targeting requirements. Prices for the brand advertising service purchased by each advertiser or advertising agency are fixed under sales contracts. iQIYI’s feed-based online marketing services are competitively priced through an online bidding process.

Sales and Distribution

We offer Baidu Core products and services directly and through our distribution network. We have direct sales presence in Beijing, Shanghai, Shenzhen, Guangzhou, Dongguan and Suzhou, covering the major regional markets for our online marketing services.

The business distributors of Baidu Core products and services provide numerous services, including identifying customers, collecting payments, assisting customers in setting up accounts with us, suggesting keywords to maximize ROI and engaging in other marketing and educational services aimed at acquiring customers. We offer discounts to distributors as consideration for their services. We have relied on distributors for several reasons. Our P4P customer base in China is geographically diverse and fragmented, as many of our P4P customers are SMEs located in different regions in China. Moreover, SMEs are generally less experienced with online marketing, as compared to large companies, and, therefore, benefit from the extensive services provided by distributors. Finally, distributors serve as an important channel to reach SME customers throughout China and collect payments from them. We offer our online marketing services to medium and large corporate customers through third-party agencies and our direct sales force. We have also engaged third-party agencies to identify and reach potential customers outside of China.

iQIYI’s brand advertising is sold primarily through third-party advertising agencies, including members of American Association of Advertising Agencies, or 4As, and leading Chinese advertising agencies, as well as by us directly. Feed-based advertising services is sold primarily through third-party advertising agencies, whose existing long-term relationships and network resources we strategically leverage, to increase our sales and expand our advertiser base. Depending on the type of advertiser and content, the duration of an advertising agreement is typically 12 months.

Marketing

We focus on continually improving the quality of our products and services, as we believe satisfied users and customers are more likely to recommend our products and services to others. Through these efforts and the increased use of internet in China, we have built our brand with modest marketing expenditures.

We have implemented a number of marketing initiatives designed to promote our brand awareness among potential users, customers and Baidu Union partners. In addition to our brand positioning in the market, we have also initiated a series of marketing activities to promote our products and technologies among existing and potential users and customers, including, but not limited to, Baidu Developer Conference and Baidu World. In addition, we have increased spending in channel and brand marketing over the last year, to increase awareness and drive traffic growth for the family of Baidu apps, including Baidu App, Haokan and Quanmin.

Competition

For Baidu Core business, our primary competitors are mainly internet companies and online marketing platforms in China. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance), safety and user experience of search (and other marketing and advertising) results, availability and ease of use of products and services, the number of customers, distribution channels and the number of associated third-party websites. We also face competition from U.S.-based internet search providers providing Chinese language services and traditional advertising media.

Internet Companies and Online Marketing Platforms in China. Chinese internet companies, such as Alibaba, Tencent, ByteDance, Sohu and Qihoo 360, offer a broad range of online services, including search and feed services. These companies have widely recognized brand names in China and significant financial resources. We compete with these internet companies primarily for user traffic, user time, content, advertising budget and marketing resources. We leverage our user traffic, product design and various marketing to enhance users’ reliance on our platforms and services.

U.S.-based Internet Search Providers. U.S.-based internet search providers, such as Google, have a strong global presence, well established brand names, more users and customers and significantly greater financial resources than we do. We may also continue to face competition from other existing competitors and new entrants in the Chinese language search and online marketing market.

Other Advertising Media. Other advertising media, such as newspapers, yellow pages, magazines, billboards, other forms of outdoor media, television, radio and mobile apps compete for a share of our customers’ marketing budgets. Large enterprises currently spend a relatively small percentage of their marketing budgets on online marketing as compared to other advertising media.

For iQIYI, our primary competitors include companies that operate online video sites in China, such as Tencent Video and Youku Tudou. We also compete with other internet media and entertainment services, such as internet and social platforms that offer content in emerging and innovative media formats, as well as major TV stations. We compete with these market players for both users and advertisers primarily on the basis of user base and demographics, quality and quantity of video content, brand name and user experience.

Technology

We established several research labs in China and the U.S. to enhance our research and development capabilities, and to focus on efficient data analysis, robotics and other areas. In 2018, we joined Berkeley DeepDrive, a research alliance that studies state-of-the-art technologies in computer vision and machine learning for automotive applications to develop Apollo.

We have developed a proprietary technological infrastructure which consists of technologies for artificial intelligence, search, P4P and large-scale systems. Our established infrastructure serves as the backbone for our mobile, PC and AI platforms.

Artificial Intelligence (AI)

We have been investing in AI for a number of years, particularly in the areas of natural language processing, knowledge graph, user understanding, speech technology, computer vision, augmented reality, data science and deep learning technology. Baidu AI powers our core businesses, including search, feed, ad monetization platforms, DuerOS, Apollo and Baidu Cloud. Through Baidu AI Open Platform, we have opened up Baidu AI capabilities to third-party developers and provided them with tool kits to access Baidu AI capabilities through Baidu Cloud. We are also exploring ways to apply AI technologies and accelerate the commercialization of AI products and services.

Baidu Brain. The latest iteration of Baidu Brain 3.0 announced a new phase of “multi-modal deep semantic understanding,” which refers to the comprehensive and multi-dimensional semantic understanding of many categories of data and information, such as text, sound, pictures, videos, and more. The multi-modal semantics underlying Baidu Brain consist of data semantics, knowledge semantics, visual semantic analysis, speech semantic integration, and natural language semantic understanding.

The technology of data semantics transforms the immense multi-element, heterogeneous and multimodal data in the physical world, society and cyber space into a holistic semantic network containing hundreds of billions of nodes and trillions of relationships. It can then summarize rules, refine knowledge and discover values to promote the development of economy and society. The knowledge graph includes hundreds of millions of entities and hundreds of billions of facts. The basic entity-graph consists of entities, attributes and relationships. Additionally, attention graphs, events, multimedia, and industry-knowledge have also been constructed for different application scenarios and knowledge forms. All the heterogeneous data and knowledge constitute the foundation of Baidu Brain.

Visual Semantic Analysis. Visual semantics allow the machine to understand videos from the perspective of a viewer and extract structured semantic knowledge. For example, when visual semantic technology is applied to video analysis of the FIFA World Cup, it is capable of recognizing the players, referees, and balls in the video. It can also capture movements, such as shooting, scoring, corner kicks, free kicks, substitutions and more. From this semantic knowledge, it automates interpretation, such as collection of highlights or statistical analysis of data. Visual semantic technology can transform videos into structured semantic knowledge by recognizing people, movements, items and associated time series. This information can be applied to real-world situations, such as shopping at a supermarket, enhancing a customer’s shopping experience in a stall-free supermarket. It can also assist store managers in operations analysis and optimization.

Speech semantic Integration. Baidu Brain has developed an innovative speech recognition architecture that leverages and integrates multi-grained acoustic and semantic features, which breaks through the limitations of traditional big data analysis methods. Baidu Brain also developed the first end-to-end, online, Chinese-speech synthesis engine based on Bi-LSTM models, which utilize over 100 hours of voice recordings from a single speaker and comprise a large speech library. These techniques have been implemented for the purpose of far-field speech recognition and the so-called “endless conversation” in the DuerOS voice assistant.

Natural Language Semantic Understanding. Speech semantic integration and natural language processing technology can enable machines to identify and understand verbal communication accurately and achieve a natural human-machine dialogue. With the aid of natural language processing technology, Baidu Brain has read tremendous volume of online articles, enabling it to hold large amounts of knowledge on entities and facts.

Search Technology

Our search is powered by a set of industry-leading technologies, including the following, among others:

Ranking. We compare search queries with the content on web pages to help determine relevance. We have significantly improved the relevancy, freshness and authority of ranking using our machine learning modules to analyze the rich internet and user interaction data and prioritize the search results. For example, our technology determines the proximity of individual search terms to each other on a given web page, and prioritizes results where the search terms are near each other. Other aspects of a page’s content are also considered. We have innovatively applied our machine learning technology to better understand the semantics beyond simple text of the keywords inputted by our users, allowing us to provide more relevant search results to users. Since 2013, we have applied deep learning in our search ranking system, and such technology is playing an increasingly important role in search. In addition, we have built large scale computing capabilities based on GPU clusters, to handle prospective complex big data and deep learning computing.

Content-based indexing and ranking system. With the outbreak of heterogeneous resources (such as video and pictures) on the Internet, traditional web-based resource (url)-based search indexing and ranking systems have been unable to adapt to current development trends. To this end, Baidu innovatively built up a content-based indexing and ranking system. The system converts various resources such as web pages, videos, and pictures into content by means of extraction and clustering, and indexes and ranks the content as the smallest unit, which greatly improves our search engine’s indexing capability of heterogeneous resources, making it better adapted to the development trend of Internet resources. At the same time, we have fully utilized our proprietary AI technology and extensively applied deep learning techniques to the understanding of text, video, pictures and other content, which greatly improved the content matching and sorting results and user experience.

Video Search. Video content is growing as an explosive trend in the ecosystem of Internet content. As a new general-purpose content format, video is more intuitive and easy to understand, and has a larger information capacity than graphic content. We believe that video search can make search more vivid and real, and has the same extensive demand satisfaction capability as graphic search. An increasing number of users are switching from graphic search to video search. The next-generation general-purpose search (video search) is beginning to take shape. With deep learning algorithm being applied to video analytics, we are vigilant in providing the best video search experience to our users.

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

Web Crawling. Our powerful computer clusters and intelligent scheduling algorithms allow us to crawl web pages efficiently. We can easily scale up our system to collect an ever-growing number of Chinese web pages. Our spider technology enables us to refresh web indices at different intervals and the index refresh frequency is set based on our knowledge of internet search users’ needs and the nature of the information. We also mine multi-media and other format of content from web page repositories.

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

MIP (Mobile Instant Pages) is a set of open technical standards applying to mobile webpages, which accelerates the loading of mobile webpages by adopting MIP-HTML norms, MIP-JS operating environment and MIP-Cache system. When mobile websites use this backend technology, the speed at which they can be visited from both Baidu Search and Baidu Feed is improved significantly. This not only enhances user experience, but also increases websites’ page visit traffic. In 2018, we scaled up the adoption of MIP technology and updated applicable technical standards to MIP 2.0. We have also introduced Progressive Web App (PWA), a software development methodology that provides hybrid features from regular web pages (or websites) and a mobile application, in our MIP 2.0 standards, with the goal of improving user experience on mobile devices for websites developed using the MIP 2.0 standards.

Extraction and Analysis of Behavioral Information of Mobile Internet Users. We extract behavioral information from users of mobile Internet using high performance algorithms and information extraction techniques. Our techniques enable us to understand complex user behaviors metrics such as like and dislike votes, shares, clicks and followers to effectively rank the quality and popularity of information, which in turn allows us to provide our users more accurate search results.

XuperChain. XuperChain, a blockchain framework, features technologies, such as multiple smart contract interpreters, pluggable consensus mechanism and variant type signature algorithms. XuperChain, which can be easily integrated into mobile and IoT devices, has a three-dimensional network architecture, taking full advantage of in-chain parallel technology and super node technology to boost blockchain performance. XuperChain-based applications are available in the areas of copyright protection, food safety and smart city.

P4P Technology

Our P4P platform serves billions of relevant, targeted sponsored links each day based on search terms users enter or content they view on the web page. Our key P4P technology includes:

P4P Auction System. We use a web-based auction system to enable customers to bid for keywords and automatically deliver relevant, targeted promotional links on Baidu’s properties and Baidu Union partners’ properties. The system starts by screening the relevance between the sponsored links and a particular query. Our intelligent ranking system takes into consideration the quality factor of a sponsored link for a search query in addition to the price bid on the keyword. The quality factor of a sponsored link for a search query is determined based on the relevance and certain other factors. The relevance is determined based on the analysis of past search and click-through results. Links to customers’ websites are ranked according to a comprehensive ranking index, calculated based on both the quality factor of a sponsored link for a search query and the price bid on that keyword. We employ a dynamic mechanism in determining the minimum bidding price for each keyword. In addition, we have developed a new automatic auction system based on deep reinforcement learning and automated machine learning technologies, which enables us to automatically update our auction mechanism for better optimization.

Phoenix Nest. Designed to generate more relevant results, Phoenix Nest helps customers to identify popular keywords and provides them with tools for budget management and marketing effectiveness measurement. We have been continually improving our click-through rate (CTR) estimation technology. For example, we have introduced deep neutral network (DNN) technology into our CTR estimation. We have also developed a new generation Phoenix Nest deep learning network CTR estimation modeling system, which enables the estimation of clicks on different combinations of advertisement materials and has significantly improved the timeliness of the model estimations. In 2018, we upgraded the framework of our AIBOX deep learning algorithms and introduced high performance heterogeneous computing hardware, which led to significant improvement in computing efficiency and cost reduction. We have also transformed our existing DNN technology by introducing CTR 4.0, which greatly improved the computing and model estimation efficiency of our systems.

Metric Retrieval Technology. Metric retrieval learns how to match traffic and advertisements from massive behavioral data leveraging on deep learning technologies, and then applies this information to direct advertisement trigger. Traditional searches have both “candidate search” and “quality check,” and any inconsistency between the two steps will be detrimental to the trigger effects. Metrics retrieval, however, first learns through metric learning a good representation of traffic and advertising, and then uses the representation and retrieval technology to directly retrieve the advertisement with high scores in modeling, so as to eliminate the gap from different steps and greatly enhance the trigger efficiency and the utilization rate of Phoenix Nest traffic. To reflect that user behavioral data has a graph data structure, instead of a binary data structure, we expanded our metric retrieval technology, so that it could generate metrics based on the graph data structure. This development significantly improved estimation efficiency of Metric Retrieval and trigger efficiency and utilization rate of Phoenix Nest traffic.

Content Auto-Generation Technology. Based on materials and website content provided by our customers and with considerations for our customer’s needs, we use our content auto-generation technology to automatically generate advertisements attractive to our users which in turn help our customers achieve better click and conversion rates. Our content auto-generation technology allows us to utilize bi-directional long short-term memory (LSTM) network offline to improve the expressivity of our programming models and Word2Vec online to expand the candidate pool. Based on our AI video generation technology, we are able to produce promotional videos for our customers for free.

oCPC Delivery System. We restructured our delivery system for marketing services with the following parameters:

•

we aim to build a close looped commercial data ecosystem by providing our customers with various access methods such as bulk copy program utility (BCP), application programming interface (API) and JavaScript. Our customers can customize their own performance target metrics by selecting from 16 categories of conversion target metrics, including but not limited to app launch rate, click rate and validated form entry;

•

we utilize parallel estimation of conversion rates in multiple scenarios based on multi-task DNN model and BS-CVRO dual-tower model, which builds a solid foundation for ranking of conversion rates and improvement of trigger efficiency and utilization rate;

•

we optimize resource allocation for our customers with the introduction of conversion rate factors in our deep reinforcement learning auction mechanism, which directly improves conversion rate and marginal return for our customers; and

•

we built the ANN marketing conversion trigger model that allows for significant improvement in the relevance of keywords in paid search, which in turn lifts trigger and monetization efficiency for Phoenix Nest.

P4P Billing System. We record every click and charge customers a fee by multiplying the number of clicks by the CPC. Our system is designed to detect fraudulent clicks based on factors, such as click patterns and timestamps. This system also computes the amount a Baidu Union partner or distributor should be paid. The billing information is integrated with our internal financial system.

P4P Customer Service System. This system offers data and tools to analyze data for our customers to evaluate and optimize the performance of our online marketing services provided to them. Through this system, our customers can also manage information relating to online marketing services, such as their budgets and time periods for the services.

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

Indexing Technology. Our indexing technology supports billions of daily search requests on over tens of thousands of servers located across multiple internet data centers of different network operators. Through the development in our indexing technology, we have been able to update our index with freshly generated information within seconds. For our indexing technology, we have incorporated deep learning technology like latent semantic indexing that built upon our existing semantic matching technology to significantly improve our retrieval rate.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We have over 4,000 issued patents in China covering invention, utility model and design, and intend to apply for more patents to protect our core technologies and intellectual property. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with selected third parties. “ ,” our company’s name “Baidu” in Chinese, has been recognized as a well-known trademark in China by the Trademark Office of National Intellectual Property Administration under the State Administration for Market Regulation. In addition to owning “ ,” and the related logos, we have applied for registration of various other trademarks. We also have registered certain trademarks in the United States, Australia, Brazil, Canada, Hong Kong, India, Indonesia, Japan, Malaysia, Mexico, New Zealand, Russia, Singapore, South Africa, South Korea, Thailand, the European Union and several other jurisdictions. In addition, we have registered our domain name Baidu.com and certain other websites with China National Network Information Center, or CNNIC. We have also successfully registered .Baidu top-level domain names with the Internet Corporation for Assigned Names and Numbers (ICANN).

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

China’s internet industry, online marketing market and e-commerce market are evolving. There are substantial uncertainties regarding the interpretation and application of existing or proposed PRC laws and regulations. We cannot assure you that the PRC regulatory authorities would find that our corporate structure and our business operations comply with PRC laws and regulations. If the PRC government finds us to be in violation of PRC laws and regulations, we may be required to pay fines and penalties, obtain certain licenses or permits and change, suspend or discontinue our business operations until we comply with applicable PRC laws and regulations.

Regulations on Value-Added Telecommunications Services and Internet Content Services

Value-added telecommunications services and Internet content services. The Telecommunications Regulations promulgated by the PRC State Council in September 2000 categorize all telecommunication businesses in the PRC as either basic or value-added. Pursuant to the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain a Value-Added Telecommunication Business Operating License from the MIIT or its provincial level counterparts. The Administrative Measures for Telecommunication Business Operating License, promulgated by the MIIT with latest amendments becoming effective in September 2017, set forth the types of licenses required for value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, a value-added telecommunications service operator providing commercial value-added services in multiple provinces is required to obtain an inter-regional license, whereas a value-added telecommunications service operator providing the same services in one province is required to obtain a local license. Baidu Netcom and some of our other PRC consolidated affiliated entities hold such Value-Added Telecommunication Business Operating Licenses.

Internet content services, or ICP services, are classified as one of the value-added telecommunication businesses. The Administrative Measures on Internet Information Services, promulgated by the PRC State Council in September 2000, require companies engaged in the provision of commercial internet content services to obtain a Value-added Telecommunication Business Operation Permit for ICP services, or an ICP license from the relevant government authorities before providing any commercial internet content services within the PRC. “Commercial internet content services” generally refer to provision of information service through public telecommunication network or internet for a fee. The Catalog of Classification of Telecommunications Services promulgated by the MIIT in December 2015 and taking effect from March 1, 2016 further divides ICP services into information publication platform and delivery services, information search and inquiry services, information communities platform services, instant message services, and information security and management services. We do not believe our P4P services conducted by our certain PRC subsidiaries are categorized as part of internet content services that require an ICP license under these regulations. Although Baidu Online conducts part of the P4P business by, among other things, examining and filtering P4P keywords, interacting with potential P4P customers, engaging in sales activities with our customers, P4P search results are displayed on the websites operated by Baidu Netcom, including Baidu.com. Baidu Netcom, as the owner of our domain name Baidu.com and holder of the necessary licenses and approvals, such as an ICP license, operates the website to list P4P search results and display other marketing and advertising content as an online marketing service provider.

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

In addition, in November 2018, the SIIO issued a notice to require ICP operators to conduct security assessments on their Internet information services if their services include forums, blogs, microblogs, chat rooms, communication groups, public accounts, short videos, online live-streaming, information sharing, mini programs or such other functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. ICP operators must conduct self-assessment on, among others, the legality of new technology involved in the services and the effectiveness of security risk prevention measures, and file the assessment report to local competent Internet information office and public security authority.

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the PRC State Council with the latest amendments becoming effective in February 2016, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. However, the MIIT released an announcement in June 2015 to remove the restriction on foreign equity for “online data processing and transaction processing businesses (operational E-commerce)” as provided in the Catalog of Telecommunication Businesses promulgated by the MIIT. The Guidance Catalog of Industries for Foreign Investment, as amended in 2017, and Special Administrative Measures (Negative List) for Foreign Investment Access issued in 2018 allow a foreign investor to own more than 50% of the total equity interest in an e-commerce business. In order to acquire any equity interest in a value-added telecommunication business in China, a foreign investor must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce (or the Ministry of Commerce’s authorized local counterparts), which retain considerable discretion in granting approvals. According to publicly available information, the PRC government has issued telecommunication business operating licenses to only a limited number of foreign-invested companies. We believe that it would be impracticable for us to acquire any equity interest in our consolidated affiliated entities without diverting management attention and resources. Moreover, we believe that our contractual arrangements with these entities and the individual nominee shareholders provide us with sufficient and effective control over these entities. Accordingly, we currently do not plan to acquire any equity interest in any of the consolidated affiliated entities.

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

Due to the restrictions under these PRC regulations, we operate our websites mainly through our PRC consolidated affiliated entities, such as Baidu Netcom. Baidu Netcom is our PRC consolidated affiliated entity, and is considered a domestic PRC entity under PRC law given that the nominee shareholders are PRC citizens or PRC entities.

Baidu Netcom and some of our other PRC consolidated affiliated entities holds a Value-Added Telecommunication Business Operating License. In compliance with the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services, Baidu Netcom owns the necessary domain names and trademarks, including pending trademark applications, and have the necessary personnel and facilities to operate our websites.

Regulations on Mobile Internet Applications

In June 2016, the SIIO promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, which became effective on August 1, 2016. Pursuant to the Mobile Application Administrative Provisions, a mobile internet app refers to an app software that runs on mobile smart devices providing information services after being pre-installed, downloaded or embedded through other means. Mobile internet app providers refer to the owners or operators of mobile internet apps. Internet app stores refer to platforms which provide services related to online browsing, searching and downloading of app software and releasing of development tools and products through the internet.

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

Baidu Netcom obtained the Internet News Information Service License, which permits it to publish internet news pursuant to the relevant PRC laws and regulations, in December 2006, and had the license renewed in October 2018.

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

Regulations on Internet Culture Activities

The Internet Culture Administration Measures, promulgated by the Ministry of Culture and with the latest amendment becoming effective in December 2017, require ICP operators engaging in “internet culture activities” to obtain a permit from the Ministry of Culture. The “internet culture activities” include, among other things, online dissemination of internet cultural products (such as audio-video products, games, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, distribution and broadcasting of internet cultural products. Imported internet cultural products are subject to content review by the Ministry of Culture before they are disseminated online, while domestic internet cultural products must be filed with the local branch of the Ministry of Culture within 30 days following the online dissemination. Service providers are also required to conduct self-review of the content of internet cultural products before they are put on the internet or submitted to the Ministry of Culture for approvals or filings. Baidu Netcom was granted an Internet Culture Business Permit in April 2007, which was renewed again in September 2018. Some other entities in our group have also obtained an Internet Culture Business Permit.

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

Regulations on Internet Publishing

In February 2016, the SAPPRFT (currently known as the NNPB), and the MIIT jointly issued the Administrative Provisions on Internet Publishing Services, or the Internet Publishing Regulation, which took effect on March 10, 2016, and replaced the Interim Provisions for the Administration of Internet Publishing promulgated in 2002. The Internet Publishing Regulation requires that any entity engaged in the provision of online publications to the public via information networks obtain an Internet Publication License from the NNPB. Online publications refer to digital works with editing, production, processing and other publishing features, provided to the public via information networks, which mainly include: (i) informative and thoughtful text, pictures, maps, games, animation, audio and video digitizing books and other original digital works in fields such as literature, art and science, (ii) digital works consistent with the content of published books, newspapers, periodicals, audio-visual products and electronic publications, (iii) the network literature database or other digital works formed through aforementioned works by selecting, organizing, compiling and other means, and (iv) other types of digital works determined by the NNPB. The servers and storage facilities used by internet publishers must be located within the territory of the PRC. The Internet Publishing Regulation also provides that when an internet service provider provides manual intervention search ranking, advertising, promotion and other services to customers that provide internet publishing services, it is required to check and examine the Internet Publication Licenses obtained by the customers and the business scope of such licenses. Certain entities in our group have obtained the Internet Publication Licenses.

Regulations on Broadcasting Audio/Video Programs through the Internet

In December 2007, the State Administration of Radio, Film and Television, or the SARFT (currently known as NRTA) and the MIIT jointly promulgated the Rules for the Administration of Internet Audio and Video Program Services, commonly known as “Document 56,” which took effect on January 31, 2008. Pursuant to Document 56, an online audio/video service provider must obtain an Online Audio/Video Program Transmission License, which has a term of three years, and operate in accordance with the scope of the business as stipulated in the license. Furthermore, Document 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to some official answers to press inquiries published on the SARFT’s website in February 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that the providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Document 56 was issued. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned businesses. On March 16, 2018, the NRTA issued the Notice on Further Regulating the Transmission Orders of Internet Audio and Video Program, pursuant to which, among others, (i) online streaming platforms shall not illegally capture, edit, or reprogram audio-video programs, (ii) the movie clips and prevue broadcasted on the platform shall come from the licensed broadcasting and television programs; and (iii) the platform shall verify qualifications of sponsors for programs on the platform and shall refrain from accepting sponsorship or advertising from or cooperating in any other form with any unlicensed online audio/video service providers.

The PRC government has also promulgated a series of special regulatory measures governing live-streaming services. In November 2016, the SIIO promulgated the Administrative Provisions on Internet Live-streaming Service, which took effect on December 1, 2016. Pursuant to the Administrative Provisions, internet live-streaming service refers to continuous publishing of real-time information to the public on internet by means of video, audio, graphics, text or other forms, and an internet live-streaming service provider refers to an operator of the platform providing internet live-streaming service. In accordance with the administrative provisions, an internet live-streaming service provider must verify and register the identity information of publishers of live-streaming programs and users on its platform, and file the identity information of the publishers with the local governmental authority for record. Any internet live-streaming service provider engaging in news service must obtain internet news information service qualification and operate within the permitted scope of such qualification. In September 2016, the SAPPRFT (currently known as the NRTA) issued a Circular on Strengthening Administration of Live-streaming Service of Network Audio/Video Programs. Pursuant to the circular, any entity that intends to engage in live audio/video broadcasting of major political, military, economic, social, cultural or sport events or activities, or live audio/video broadcasting of general social or cultural group activities, general sporting events or other organizational events, must obtain an Online Audio/Video Program Transmission License with a permitted operation scope covering the above business activities. Any entity or individual without qualification is prohibited from broadcasting live audio/radio programs involving news, variety shows, sports, interviews, commentary or other forms of programs through any online live-streaming platform or online live broadcasting booth, nor are they permitted to start a live broadcasting channel for any audio or radio programs. In addition, no entity or individual other than licensed radio stations or television stations are allowed to use “radio station,” “television station,” “broadcasting station,” “TV” or other descriptive terms exclusive to television and radio broadcasting organizations to engage in any business on the internet without approval. Furthermore, the SIIO issued a notice in July 2017 which requires operators of internet news and information reproduction and broadcasting services, including commercial website apps that contain live-streaming features, and other internet live-streaming services, to file with the local SIIO starting from July 15, 2017. The Circular on Tightening the Administration of Internet Live-Streaming Services jointly issued jointly by the MIIT, the SIIO and several other government agencies in August 2018 reiterates the license requirements for online-streaming service providers and requires the operator to file with the local public security authority within 30 days after it commences the service online.

Baidu Netcom has renewed its Online Audio/Video Program Transmission License, which remains valid until July 2021. iQIYI has an Online Audio/Video Program Transmission License that is valid until October 2021. Another entity in our group has an Online Audio/Video Program Transmission License that is valid until March 2020.

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

Regulations on Online Games

Pursuant to the Administrative Provisions on Internet Publishing Services and the Circular on Mobile Game Publishing Service, the online games services provided on our websites by our online game operator partners may be deemed as a type of “online publication service” provided by us, and we may be required to obtain an Internet Publication License from the NNRB. Beijing Perusal and another entity in our group have obtained the Internet Publication Licenses. The required approval by the NNRB of each online game provided on our websites is handled by our online game operator partners.

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

In September 2009, the GAPP (currently known as the NNRB) together with several other government agencies issued Circular 13, which explicitly prohibits foreign investors from participating in online game operating businesses through wholly-owned enterprises, equity joint ventures or cooperative joint ventures in China. Circular 13 expressly prohibits foreign investors from gaining control over or participating in PRC operating companies’ online game operations through indirect means, such as establishing joint venture companies, entering into contractual arrangements with or providing technical support to the operating companies, or through a disguised form, such as incorporating user registration, user account management or payment through game cards into online game platforms that are ultimately controlled or owned by foreign investors. We offer online games provided by our game operator partners on our websites owned and operated by our consolidated affiliated entities. We also operate two smartphone app distribution platforms in China as well as a mobile game platform through our consolidated affiliated entities. If our contractual arrangements were deemed to be “indirect means” or “disguised form” under Circular 13, our relevant contractual arrangements may be challenged by the NNRB or other governmental authorities. If we were found to be in violation of Circular 13 in the operation of our online game platform, the NNRB, in conjunction with relevant regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases, suspending and revoking the relevant licenses and registrations.

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

Regulations on Advertisements and Online Advertising

The PRC government regulates advertising, including online advertising, principally through the State Administration for Market Regulation. The PRC Advertising Law, as recently amended in October 2018, outlines the regulatory framework for the advertising industry, and allows foreign investors to own up to all equity interests in PRC advertising companies.

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

Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In the case of serious violations, the State Administration for Market Regulation or its local branches may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

Regulations on Artificial Intelligence and Autonomous Driving Vehicles

We engage in the research and development of artificial intelligence (AI) technology and products, specifically autonomous driving vehicles. The Chinese government has issued a series of guidelines to encourage and support the research and development of AI technology, such as the Three-Year Implementing Plan for Internet Plus Artificial Intelligence issued in May 2016 and the Development Planning on the First Generation of Artificial Intelligence issued in July 2017. In particular, the MIIT, the Ministry of Public Security and the Ministry of Transport, issued the Circular on the Norms on Administration of Road Testing of Autonomous Driving Vehicles (Trial Implementation) in April 2018, which became effective from May 1, 2018 and is the primary regulation governing protocol of road testing of autonomous driving vehicles in China. Pursuant to this circular, any entity intending to conduct a road testing of autonomous driving vehicles must apply for and obtain a road-testing certificate and a temporary license plate for each tested car. To qualify for these required licenses, an applicant entity must satisfy, among others, the following requirements: (i) it must be an independent legal person registered under PRC law with the capacity to conduct manufacturing, technological research or testing of automobiles and automobile parts, which has established protocol to test and assess the performance of autonomous driving system and is capable of conducting real-time remote monitor of the tested cars; (ii) the vehicle under road testing must be equipped with a driving system that can switch between autonomous pilot model and human driving model in a safe, quick and simple manner and allows human driver to take control of the vehicle any time immediately when necessary; (iii) the tested vehicle must be equipped with the function of recording, storing and real-time monitoring the condition of the vehicle and is able to transmit real-time data of the vehicle, such as the driving model, location and speed; (iv) the applicant entity must sign an employment contract or a labor service contract with the driver of the tested vehicle, who must be a licensed driver with more than three years’ driving experience and a track record of safe driving and is familiar with the testing protocol for autonomous driving system and proficient in operating the system; (v) the applicant entity must insure each tested vehicle for at least RMB5 million against car accidents or provide a letter of guarantee covering the same. During testing, the testing entity should post a noticeable identification logo for autonomous driving test on each tested car and should not use autonomous driving model unless in the permitted testing areas specified in the road-testing certificate. If the testing entity intends to conduct road testing in the region beyond the administrative territory of the certificate issuing authority, it must apply for a separate road-testing certificate and a separate temporary license plate from the relevant authority supervising the road-testing of autonomous cars in that region. In addition, the testing entity is required to submit to the road-testing certificate issuing authority a periodical testing report every six months and a final testing report within one month after completion of the road testing. In the case of a car accident causing severe injury or death of personnel or vehicle damage, the testing entity must report the accident to the road-testing certificate issuing authority within 24 hours and submit a comprehensive analysis report in writing covering cause analysis, final liability allocation results, etc. within five working days after the traffic enforcement agency determines the liability for the accident. Some local governments, such as Beijing, Shanghai, Chongqing, Hunan and Fujian, have issued local rules and regulations to regulate road testing of autonomous driving cars accordingly.

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

Trademark. The PRC Trademark Law and its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration under the State Administration for Market Regulation handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office of National Intellectual Property Administration for record. “ ” is recognized as a well-known trademark in China by the Trademark Office of National Intellectual Property Administration under the State Administration for Market Regulation. In addition to owning “ ” and the related logos, we have applied for registration of various other trademarks.

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

In December 2015, the Standing Committee of the National People’s Congress promulgated the Anti-Terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.

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

Baidu Netcom and some other entities in our group are ICP operators, and are therefore subject to the regulations relating to information security. They have taken measures to comply with these regulations. They are registered with the relevant government authority in accordance with the mandatory registration requirement. Baidu Netcom’s policy is to remove links to web pages which to its knowledge contain information that would be in violation of PRC laws or regulations. In addition, we monitor our websites to ensure our compliance with the above-mentioned laws and regulations.

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

(2)

Beijing Perusal Technology Co., Ltd. is 50% owned by Mr. Lu Wang and 50% owned by Mr. Zhixiang Liang. Both Mr. Lu Wang and Mr. Zhixiang Liang are employees of ours, and their respective beneficial ownership in our company is less than 1% of our total outstanding shares.

Contractual Arrangements with Our Consolidated Affiliated Entities and the Nominee Shareholders

PRC laws and regulations restrict and impose conditions on foreign investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we operate these businesses in China through our consolidated affiliated entities. We have entered into a series of contractual arrangements with our consolidated affiliated entities and the nominee shareholders of our consolidated affiliated entities. These contractual arrangements enable us to:

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

We do not have any equity interests in our consolidated affiliated entities. However, as a result of contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. If our consolidated affiliated entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our consolidated affiliated entities. Furthermore, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our consolidated affiliated entities in our financial statements. In 2016, 2017 and 2018, we derived approximately 35%, 34% and 33% of our total revenues, respectively, from our consolidated affiliated entities. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulations.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

In August 2018, we completed the divestiture of a majority equity stake in our financial services business. The divested financial services business has been renamed as Du Xiaoman. After the divestiture, we hold a minority equity interest in Du Xiaoman and have deconsolidated the financial results of Du Xiaoman from our consolidated financial statements in accordance with U.S. GAAP.

Contractual Arrangements Relating to Baidu Netcom and Beijing Perusal

The following is a summary of the material provisions of the contractual arrangements relating to Baidu Netcom and Beijing Perusal.

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

The exclusive technology consulting and services agreement between Baidu Online and Beijing Perusal contains substantially the same terms as those between Baidu Online and Baidu Netcom described above. The agreement will be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

In 2017, the amount of service fees Baidu Netcom paid to Baidu Online was 95% of its net income before income taxes. In 2016 and 2018, Baidu Netcom did not pay any service fees to Baidu Online due to Baidu Netcom’s accumulated loss position. Beijing Perusal did not pay any service fees to Baidu Online due to Beijing Perusal’s operating loss in 2016, 2017 and 2018.

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

The operating agreement by and among Baidu Online and Beijing Perusal and the nominee shareholders of Beijing Perusal contains substantially the same terms as those described above. The agreement will be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

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

The web layout copyright license agreements that Baidu Online has entered into with Beijing Perusal contain substantially the same terms as those between Baidu Online and Baidu Netcom described above. The agreement is in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

Exclusive Equity Purchase and Transfer Option Agreement

Pursuant to the exclusive equity purchase and transfer option agreement by and among Baidu, Inc., Baidu Online, Baidu Netcom and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom have irrevocably granted Baidu, Inc. or its designated person(s) (including Baidu Online) an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. The nominee shareholders must remit to Baidu Online any amount that is paid by Baidu Online in connection with the purchased equity interest as requested by Baidu, Inc. or its designated person(s) (including Baidu Online) to the extent permitted by the applicable laws. Baidu, Inc. or its designated person(s) have sole discretion to decide when to exercise the option, whether in part or in full amount. Any and all dividends and other capital distributions from Baidu Netcom to the nominee shareholders must be paid to Baidu, Inc. in full amount. Baidu, Inc. or its designated person(s) (including Baidu Online) also have the exclusive right to cause the nominee shareholders of Baidu Netcom to transfer their equity interest in Baidu Netcom to Baidu, Inc. or any designated third party. Baidu, Inc. will provide unlimited financial support to Baidu Netcom, if Baidu Netcom becomes in need of any form of reasonable financial support in the normal operation of business. If Baidu Netcom were to incur any loss and as a result cannot repay any loans from Baidu, Inc. (through Baidu Online), Baidu, Inc. will unconditionally forgive any such loans to Baidu Netcom upon provision by Baidu Netcom of sufficient proof for its loss and incapacity to repay. The agreement will terminate upon the transfer by the nominee shareholders of Baidu Netcom of all their equity interests in Baidu Netcom to Baidu, Inc. or its designated person(s) or upon expiration of the term of business of Baidu, Inc. or Baidu Netcom.

The exclusive equity purchase and transfer option agreement by and among Baidu, Inc., Baidu Online, Beijing Perusal and the nominee shareholders of Beijing Perusal contains substantially the same terms as those described above. The agreement will terminate upon the transfer by the nominee shareholders of Beijing Perusal of all their equity interests in Beijing Perusal, as the case may be, to Baidu, Inc. or its designated person(s) or upon expiration of the term of business of Baidu, Inc. or the relevant consolidated affiliated entity.

Loan Agreements

Pursuant to loan agreements amongst Baidu Online and the nominee shareholders of Baidu Netcom, Baidu Online provided the loans with an aggregate amount of RMB6.4 billion (US$934 million) to the nominee shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with the proceeds from the sale of the nominee shareholders’ equity interest in Baidu Netcom to Baidu Online or its designated person(s). Each loan agreement will expire upon the fulfillment of the obligations under such loan agreement. With some of the loan agreements amended and renewed, the earliest will expire on May 6, 2028.

The loan agreements amongst Baidu Online and the nominee shareholders of Beijing Perusal contain substantially the same terms as those described above, except that the amount of loans extended to the nominee shareholders is RMB3.2 billion (US$465 million). The loan agreements with the two nominee shareholders of Beijing Perusal will expire on March 30, 2028 and June 27, 2028 respectively, and can be extended with the written consent of both parties before expiration.

Proxy Agreement/Power of Attorney

Pursuant to the proxy agreement amongst Baidu, Inc. and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom agree to entrust all the rights to exercise their voting power and any other rights as shareholders of Baidu Netcom to the person(s) designated by Baidu, Inc. Each of the nominee shareholders of Baidu Netcom has executed an irrevocable power of attorney to appoint the person(s) designated by Baidu, Inc. as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval. Any action taken by such attorney-in-fact in relation to the entrusted rights shall be directed and approved by Baidu, Inc. The proxy agreement will be in effect for as long as the relevant nominee shareholder of Baidu Netcom holds any equity interests in Baidu Netcom unless terminated in writing by Baidu, Inc. Each of the powers of attorney will be in effect for as long as the relevant nominee shareholder of Baidu Netcom holds any equity interests in Baidu Netcom.

The proxy agreements and powers of attorney amongst Baidu, Inc. and the nominee shareholders of Beijing Perusal contain substantially the same terms as those described above. The proxy agreements will be in effect for an unlimited term unless terminated in writing by Baidu, Inc. The powers of attorney will be in effect for as long as the relevant nominee shareholder of Beijing Perusal holds any equity interests in Beijing Perusal.

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

The equity pledge agreements amongst Baidu Online and the nominee shareholders of Beijing Perusal contains substantially the same terms as those described above.

Through design of the aforementioned agreements, the nominee shareholders of these affiliated entities have effectively assigned their full voting rights to Baidu, Inc., which gives Baidu, Inc. the power to direct the activities that most significantly impact the affiliated entities’ economic performance. Baidu, Inc. obtains the ability to approve decisions made by the affiliated entities and the ability to acquire the equity interests in the affiliated entities when permitted by PRC law. Baidu, Inc. is obligated to absorb losses of the affiliated entities that could potentially be significant to the affiliated entities through providing unlimited financial support to the affiliated entities or is entitled to receive economic benefits from the affiliated entities that could potentially be significant to the affiliated entities through the exclusive technology consulting and service fees. As a result of these contractual arrangements, Baidu, Inc. is determined to be the primary beneficiary of these affiliated entities. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between us and these affiliated entities through these contractual arrangements, and we consolidate these affiliated entities through Baidu, Inc.

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

Our corporate headquarters, Baidu Campus, is located in Shangdi, an area designated by the Beijing municipal government as the center of the city’s information technology industry, and we own the office building on Baidu Campus. We also own another office building, Baidu Science Park, in Beijing. We are in the process of obtaining the land use permit with the local authority and may be required to pay an unspecified amount of land transaction fee. Besides Beijing, we own and occupy office buildings in Shanghai and Shenzhen.

We also lease some offices in Beijing, many other cities in China and places outside of China, such as Tokyo (Japan), California (USA), Thailand, Brazil and Indonesia.

We host our servers in China at the internet data centers of China Telecom, China Unicom and China Mobile in over ten selected cities in China, and we also have content delivery network locations in various cities across China. We plan to deploy additional data centers in 2019.

In December 2011, we commenced construction of an office building in Shenzhen, which will serve as our international center in Southern China. We currently expect to complete the planned construction in 2019.

In 2018, we completed the construction of Shanxi cloud computing center, which will serve as one of our internet data centers in China.

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

Overview

Our operations are primarily based in China, where we derive almost all of our revenues. Total revenues in 2018 were RMB102.3 billion (US$14.9 billion), growing by 21% from 2017 (or 28%, if both years’ revenues were net of VAT). In 2017 and 2018, we divested certain non-core businesses, including Baidu Deliveries, Du Xiaoman, and others. These divested businesses together generated approximately RMB4.1 billion and RMB3.1 billion in revenues for the year ended December 31, 2017 and 2018, respectively. Operating profit in 2018 was RMB15.5 billion (US$2.3 billion), a 1% decrease from 2017. Net income attributable to Baidu, Inc. in 2018 was RMB27.6 billion (US$4.0 billion), a 51% increase from 2017.

Our total assets as of December 31, 2018 were RMB297.6 billion (US$43.3 billion), of which cash and cash equivalents and restricted cash amounted to RMB29.8 billion (US$4.3 billion). Our total liabilities as of December 31, 2018 were RMB121.8 billion (US$17.7 billion), accounting for 41% of total liabilities, redeemable noncontrolling interest and equity. As of December 31, 2018, our retained earnings accumulated to RMB129.2 billion (US$18.8 billion).

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

Revenues

Revenue Generation

Baidu Core. Baidu Core revenues primarily comprise (i) auction-based P4P online marketing services that include search-based and feed-based online marketing services; (ii) non-P4P services provide display-based online marketing services and other online marketing services based on performance criteria other than CPC, and (iii) other services from new AI business initiatives, such as DuerOS (voice assistant and related smart device business), Apollo (autonomous driving platform), and Baidu Cloud. We expect that we will continue to earn a majority of our revenues from Baidu Core.

A majority of our revenues from Baidu Core are derived from P4P services. Our P4P platform is an online marketplace that introduces internet search users to customers, who pay us a fee based on click-throughs for priority placement of their links in the search results. We recognize auction-based revenue from P4P services when a user clicks on a customer’s link in the search results, based on the amount that the customer has agreed to pay for each click-through. Besides the traditional auction-based P4P services, feed-based online marketing services has grown rapidly since it was launched in 2016. Our feed platform helps customers target relevant feed users, and customers pay us based on a CPC basis or ad displays of their products.

We also provide our customers with other performance-based and display-based online marketing services. For other performance-based online marketing services, our customers pay us based on performance criteria other than CPC, such as the number of app downloads on mobile devices, the number of users registered with our customers or the transaction volume. For display-based online marketing services, our customers pay us based on the duration or the number of ad displays placed on our properties and Baidu Union partners’ properties.

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

Apart from the online marketing services, we derive revenue from other services of Baidu Core by providing services such as Baidu Cloud and financial services. In August 2018, we completed the divestiture of a majority equity stake in Du Xiaoman (financial services business), reducing our holding to a minority equity interest, and, thus have deconsolidated the financial results of Du Xiaoman from our consolidated financial statements in accordance with U.S. GAAP.

iQIYI. iQIYI is a leading internet video streaming service in China. iQIYI’s platform features highly popular original content, as well as a comprehensive selection of professionally produced content, partner-generated content, and user-generated content. iQIYI derives a majority of its revenues from membership services and online marketing services.

iQIYI offers membership packages that allow the members to have access to streaming of a library of premium content, certain commercial skipping and other viewing privileges, and higher community status in iQIYI Paopao social platform. iQIYI also generates a small portion of membership services revenue from on-demand content purchased by the users and sale of other membership cards.

iQIYI’s online marketing revenues are recognized net of online marketing agency rebates. Most of iQIYI’s online marketing services are in the form of brand advertising and feed-based online marketing services.

Collection

For most of Baidu Core services, we collect payments from our customers directly and through our distributors. We require our P4P customers to pay a deposit before using our P4P services and remind them by an automated notice to replenish the accounts after their account balance falls below a designated amount. We deduct the amount due to us from the deposit paid by a customer when a user clicks on the customer’s link in the search results. In addition, we offer payment terms to some of our customers based on their historical marketing placements and credibility. We also offer longer payment terms to certain qualified distributors, consistent with industry practice.

For most services provided by iQIYI, customers may enter into different payment terms based on their historical marketing placements and credibility. Users are also encouraged to upfront purchase membership services to get enhanced user experience, and such payments are collected from the users by iQIYI or through agents such as China Mobile.

As of December 31, 2018, we had accounts receivable of RMB6.0 billion (US$875 million), net of allowance of RMB599 million (US$87 million) and contract assets of RMB1.4 billion (US$206 million), net of allowance for doubtful accounts of RMB21 million (US$3 million).

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, selling, general and administrative expenses, and research and development expenses. Share-based compensation expenses are allocated among these three categories of operating costs and expenses, based on the nature of the work of the employees who have received share-based compensation.

Cost of Revenues

Our costs of revenues consist of content costs, traffic acquisition costs, bandwidth costs and other cost of revenues.

Content Costs. Content costs primarily consist of the amortization and impairment of the licensed copyrights, amortization and direct expensing of produced content, and the fees paid to producers or distributors we paid for content published on our platform to their producers or distributors.

Traffic Acquisition Costs. Traffic acquisition costs typically represent the portion of our online marketing revenues that we share with Baidu Union partners. We typically pay a Baidu Union partner, based on a pre-arranged agreement, a portion of the online marketing revenues generated from valid click throughs by users of that partner’s properties.

Bandwidth Costs. Bandwidth costs are fees we pay to telecommunications carriers such as China Telecom, China Mobile and China Unicom for telecommunications services and for hosting our servers at their internet data centers.

Other cost of revenues. Other cost of revenues include depreciation, operational costs, cost of goods sold on hardware devices and share-based compensation. Depreciation expenses of servers and other computer hardware that are directly related to our business operations and technical support. Operational costs include primarily salary and benefit expenses, intangible assets amortization, payment platform charges and other expenses incurred by our operating and technical support personnel.

Operating Expenses

Our operating expenses consist of selling, general and administrative expenses, and research and development expenses.

Selling, General and Administrative Expenses

Our selling, general and administrative marketing expenses primarily consist of promotional and marketing expenses, salaries and benefits for our sales, marketing, general and administrative personnel, and legal, accounting and other professional services fees.

Research and Development Expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel. We expense research and development costs as they are incurred, except for capitalized software development costs that fulfill the capitalization criteria under Accounting Standards Codification (“ASC”).

Share-based Compensation Expenses

Baidu, Inc. grants options and restricted shares to our employees, directors and consultants as share-based compensation awards. As of December 31, 2018, there was RMB337 million (US$49 million) unrecognized share-based compensation expenses related to options of Baidu, Inc., which are expected to be recognized over a weighted-average vesting period of 2.4 years. As of December 31, 2018, there was RMB5.2 billion (US$762 million) unrecognized share-based compensation expenses related to restricted shares of Baidu, Inc., which are expected to be recognized over a weighted-average vesting period of 2.7 years. To the extent the actual forfeiture rate is different from our original estimate, actual share-based compensation cost related to these awards may be different from our expectation.

iQIYI grants options and restricted shares to its employees, directors, officers and consultants as share-based compensation awards. As of December 31, 2018, there were RMB1.4 billion (US$207 million) of unrecognized share-based compensation costs related to iQIYI’s equity awards that are expected to be recognized over a weighted-average vesting period of 3.0 years. Total unrecognized compensation costs may be adjusted for future changes in estimated forfeitures.

Other subsidiaries also have equity incentive plans granting share-based awards. Total share-based compensation expenses recognized and unrecognized were insignificant, both individually and in the aggregate.

Taxation

Cayman Islands and British Virgin Islands

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

Japan

As a result of the Japanese tax regulations amendments, the effective income tax rates are approximately 33%, 32% and 31% for the years ended December 31, 2016, 2017 and 2018, respectively.

PRC Enterprise Income Tax

Effective from January 1, 2008, the PRC’s statutory enterprise income tax, or EIT, rate is 25%. An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a “High and New Technology Enterprise” strongly supported by the state. Pursuant to the Administrative Measures on the Recognition of High and New Technology Enterprises, as amended in January 2016, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation make joint determination on whether an enterprise is qualified as a “High and New Technology Enterprise” under the EIT Law. In making such determination, these government agencies consider, among other factors, ownership of core technology, whether the key technology supporting the core products or services fall within the scope of high and new technology strongly supported by the state as specified in the measures, the ratios of research and development personnel to total personnel, the ratio of research and development expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. A “High and New Technology Enterprise” certificate is effective for a period of three years. A number of our PRC subsidiaries and consolidated affiliated entities, such as Baidu Online and Baidu Netcom, obtained the “High and New Technology Enterprise” certificates. The related tax holiday under such “High and New Technology Enterprise” certificates of these entities will expire in 2019, 2020 and 2021.

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

An enterprise may benefit from a preferential tax rate of 10% under the EIT law if it qualifies as a “Key Software Enterprise.” Enterprises wishing to enjoy the “Key Software Enterprise” status will be subject to relevant governmental authorities’ assessment each year as to whether they are entitled to the preferential tax rate of 10%. Due to the “Key Software Enterprise” status, Baidu Online was entitled to a preferential income tax rate of 10% from 2010 to 2017, so was Baidu China for 2015 to 2017, and Baidu International for 2016 and 2017. Prior to May 2016, a “Key Software Enterprise” used to be designated jointly by the National Development and Reform Commission, the MIIT, the Ministry of Commerce, the Ministry of Finance and the State Administration of Taxation. In May 2016, the four PRC governmental authorities jointly issued a notice, pursuant to which an enterprise may be entitled to the preferential income tax rate of 10% by filing with the local tax authority with supporting documentation proving its qualifications to be a “Key Software Enterprise” during its annual income tax filing process. The “Key Software Enterprise” status of Baidu Online, Baidu China and Baidu International for 2018 will be filed with tax authorities before May 2019 and will be subject to relevant governmental authorities’ assessment.

If our PRC subsidiaries or consolidated affiliated entities that have enjoyed preferential tax treatment no longer qualify for the preferential treatment, we will consider available options under applicable law that would enable us to qualify for alternative preferential tax treatment. To the extent we are unable to offset the impact of the expiration of existing preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, the expiration of existing preferential tax treatment may cause our effective tax rate to increase. The amount of income tax payable by our PRC subsidiaries and consolidated affiliated entities in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the entities. Our effective tax rate depends partially on the extent of the relative contribution of each of our subsidiaries and consolidated affiliated entities to our consolidated taxable income. In 2016, 2017 and 2018, our consolidated effective tax rate was 20%, 14% and 17%, respectively.

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

Hong Kong, where Baidu (Hong Kong) Limited, our wholly owned subsidiary and the sole shareholder of certain of our PRC subsidiaries such as Baidu Times and Baidu China, was incorporated, has a tax arrangement with China that provides for a lower withholding tax rate of 5% on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. However, pursuant to a SAT Circular 81 issued by the State Administration of Taxation in February 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from the reduced withholding tax rate on dividends due to a structure or arrangement designed for the primary purpose of obtaining favorable tax treatment, the PRC tax authorities may adjust the preferential tax treatment. Moreover, pursuant to a SAT Circular 9 issued by the State Administration of Taxation in February 2018, which became effective from April 1, 2018 and superseded the SAT Circular 601 issued by the State Administration of Taxation in October 2009, a resident of a contracting state will not qualify for the benefits under the tax treaties or arrangements, if it is not the “beneficial owner” of the dividend, interest and royalty income. According to SAT Circular 9, a “beneficial owner” is required to have ownership and the right to dispose of the income or the rights and properties giving rise to the income, and generally engage in substantive business activities. An agent or conduit company will not be regarded as a “beneficial owner” and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up primarily for the purpose of evading or reducing taxes or transferring or accumulating profits. In addition, pursuant to a SAT Circular 60 issued by the State Administration of Taxation in August 2015, non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises may, if they determine by self-assessment that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply for the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-filing examinations by the relevant tax authorities.

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

All of our PRC entities have been subject to VAT since August 1, 2013. These entities are required to pay VAT instead of business tax for services that are deemed by the relevant tax authorities to be within the pilot industries at a rate of 6%. In addition, cultural business construction fee is imposed at the rate of 3% on revenues derived from our online marketing distribution services.

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

	Year ended December 31,
	2016(2)	2017(2)	2018(3)
	RMB	RMB	RMB	US$
	(In millions)
Consolidated Statements of Comprehensive Income Data
Revenues:
Online marketing services	64,525	73,146	81,912	11,914
Others	6,024	11,663	20,365	2,962

Total revenues	70,549	84,809	102,277	14,876

Operating costs and expenses(1):
Cost of revenues	35,278	43,062	51,744	7,526
Selling, general and administrative	15,071	13,128	19,231	2,797
Research and development	10,151	12,928	15,772	2,294

Total operating costs and expenses	60,500	69,118	86,747	12,617

Operating profit	10,049	15,691	15,530	2,259

Total other income	4,460	5,592	11,795	1,715
Income taxes	2,913	2,995	4,743	690

Net income	11,596	18,288	22,582	3,284

Less: Net income (loss) attributable to non-controlling interests	(36)	(13)	(4,991)	(726)

Net income attributable to Baidu, Inc.	11,632	18,301	27,573	4,010

(1) Share-based compensation expenses are allocated in operating costs and expenses as follows:
Cost of revenues	103	183	224	33
Selling, general and administrative	429	973	1,725	251
Research and development	1,228	2,088	2,727	397

	1,760	3,244	4,676	681

(2)	VAT is presented in the cost of revenues rather than net against revenues in accordance with the legacy revenue accounting standard (ASC 605).
(3)	VAT is presented as net against revenues rather than in the cost of revenues in accordance with the new revenue accounting standard (ASC 606).

Starting from January 1, 2018, we adopted a new revenue accounting standard (ASC 606), which reclassifies VAT from cost of revenues to net against revenues among other changes. The consolidated statement of comprehensive income data for the year ended December 31, 2018 presented above have been prepared in accordance with ASC 606 and exclude the impact of VAT, while the consolidated statements of comprehensive income data for the years ended December 31, 2017 and 2016 presented above have been prepared in accordance with the legacy revenue accounting standard (ASC 605) and, unlike the consolidated statement of comprehensive income data for the year ended December 31, 2018, include the impact of VAT.

The following table presents the impact of VAT for the years ended December 31, 2016, 2017 and 2018:

	For the years ended
	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB	US$
Impact of VAT
Online marketing services	3,539	4,036	4,834	703
Others	381	732	1,246	181

Total impact of VAT	3,920	4,768	6,080	884

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

To facilitate the comparison of operating results and trends in the years ended December 31, 2018 and 2017, we excluded the impact of VAT for the year ended December 31, 2017, to present on the same basis as the year ended December 31, 2018 when we compare the revenues, cost of revenues and total operating costs and expenses, and calculate the corresponding percentage changes in the paragraphs below.

Consolidated revenues. Our total revenues in 2018 were RMB102.3 billion (US$14.9 billion), growing by 21% from 2017 to 2018 (or 28%, if both years’ revenues were net of VAT). Our online marketing revenues were RMB81.9 billion (US$11.9 billion) in 2018, growing by 12% year over year (or 19% year over year, if both years’ revenues were net of VAT).

Online marketing revenues for Baidu Core in 2018 were RMB72.6 billion (US$10.6 billion) growing by 20% year over year (if both years’ revenues were net of VAT), mainly due to strength in education, franchising, personal care, and business services sectors, while financial services, media and entertainment, and machinery and equipment sectors were less vibrant. During 2018, we began to implement a healthcare initiative in an attempt to require marketing customers to move their landing sites onto our structured data platform. In addition, certain sectors such as online game services and financial services were impacted by industry-specific policy changes. These changes dampened revenue growth in the respective areas, compared to the year before. The total number of paid clicks increased by 34% year over year.

Online marketing revenues for iQIYI in 2018 were RMB9.3 billion (US$1.4 billion), growing by 21% year over year (if both years’ revenues were net of VAT), primarily due to our improved efficiency in the monetization of brand advertising business, driven by iQIYI’s strong and expanding library of self-produced and licensed content, as well as the growth of feed-based advertising business, partially offset by tightening advertising budget of advertisers. Average brand advertising revenues per brand advertiser in 2018 were RMB6.7 million (US$1.0 million), increasing by 25% year over year (if both years’ revenues were net of VAT).

Other revenues in 2018 were RMB20.4 billion (US$3.0 billion), increasing by 75% year over year (or 86% year over year, if both years’ revenues were net of VAT), which was primarily due to the robust growth in iQIYI membership services, cloud and other businesses.

Consolidated operating costs and expenses. Our consolidated operating costs and expenses in 2018 were RMB86.7 billion (US$12.6 billion), increasing by 26% year over year (or 35% year over year, if both years’ cost of revenues were net of VAT). This increase was primarily due to the expansion of our business.

Cost of Revenues. Our cost of revenues in 2018 were RMB51.7 billion (US$7.5 billion), increasing by 20% from 2017 (or 35%, if both years’ cost of revenues were net of VAT). This increase was primarily due to the following factors:

•

Content Costs. Our content costs increased by 75% from RMB13.4 billion in 2017 to RMB23.5 billion (US$3.4 billion) in 2018, primarily due to iQIYI’s increased investment in content costs and, to a lesser extent, in content for Baijiahao (BJH accounts), our feed content network. We expect our content costs to rise in absolute dollars, as we plan to further expand our content offering, particularly in video format.

•

Traffic Acquisition Costs (TAC). Our traffic acquisition costs increased by 18% from RMB9.7 billion in 2017 to RMB11.4 billion (US$1.7 billion) in 2018. The increase in our traffic acquisition costs was mainly in line with the increase in our online marketing services. We expect our TAC to rise in absolute dollars, as bidding for TAC traffic has become more competitive.

•

Bandwidth Costs. Our bandwidth costs increased by 17% from RMB5.6 billion in 2017 to RMB6.5 billion (US$944 million) in 2018. The increase in bandwidth costs was mainly due to the increasing demand from feed, video and cloud. We expect our bandwidth costs, as variable costs, to increase with the increasing number of racks of servers and increasing traffic from our websites, mobile platform and cloud customers. Our bandwidth costs could also increase if the telecommunication carriers increase their service charges.

•

Other cost of revenues. Our other cost of revenues in 2018 were RMB10.3 billion (US$1.5 billion), decreasing by 28% from 2017 (or increasing by 7%, if both years’ other cost of revenues were net of VAT). We began selling smart devices in 2018, and we anticipate the volume of hardware sales to increase at a more rapid pace in 2019, which, if materializes, will result in higher cost of goods sold.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 46% from RMB13.1 billion in 2017 to RMB19.2 billion (US$2.8 billion) in 2018, primarily due to increased investment in channel and promotional spending. In the first half of 2018, we primarily promoted Baidu App. In the latter half of 2018, we included Haokan (short video) and Quanmin (flash video) in our promotion spending. We expect marketing costs to rise in absolute dollars, as we plan to promote all three apps and other products, if we find such promotions to be effective.

Research and Development Expenses. Our research and development expenses increased by 22% from RMB12.9 billion in 2017 to RMB15.8 billion (US$2.3 billion) in 2018, primarily due to the increase in research and development personnel related expenses. We expect research and development expenses to rise in absolute dollars, as we plan to make new hires and adjust for salary increases in 2019.

Operating profit. As a result of the foregoing, we generated an operating profit of RMB15.5 billion (US$2.3 billion) in 2018, a 1% decrease from RMB15.7 billion in 2017.

Total other income. Our total other income was RMB11.8 billion (US$1.7 billion) in 2018, compared to RMB5.6 billion in 2017. Total other income in 2018 mainly comprises gains from the disposal of Du Xiaoman (financial services business) and fair value gains on private company equity investments in accordance with ASC 321, adopted on January 1, 2018. Total other income in 2017 mainly comprises an investment gain recognized as a result of our exchange of Xiaodu with Rajax.

Income taxes. Our income tax expenses increased by 58% from RMB3.0 billion in 2017 to RMB4.7 billion (US$690 million) in 2018. The effective tax rate increased from 14% in 2017 to 17% in 2018, primarily due to iQIYI not being able to utilize tax benefit from its losses in the current period.

Net loss attributable to noncontrolling interests. Net loss attributable to noncontrolling interests was RMB 5.0 billion ($726 million), compared to RMB13 million in 2017. The increase was primarily due to losses from iQIYI allocated to noncontrolling interests subsequent to its IPO.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. increased from RMB18.3 billion in 2017 to RMB27.6 billion (US$4.0 billion) in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Consolidated revenues. Our total revenues increased by 20% from RMB70.5 billion in 2016 to RMB84.8 billion in 2017.

Our online marketing revenues increased by 13% from RMB64.5 billion in 2016 to RMB73.1 billion in 2017. Online marketing revenues for Baidu Core in 2017 was RMB63.9 billion growing 10% year over year, mainly due to strength in online game services, education and franchising sectors, while retail, real estate and home furnishing, personal care and auto/logistics sectors were less vibrant. The growth in our online marketing revenues was affected by the implementation of certain measures toward healthcare and medical customers in May 2016, to improve user experience and build a safer and more trustworthy marketing platform. The total number of paid clicks increased by 11% year over year.

Online marketing revenues for iQIYI in 2017 were RMB8.2 billion, growing 44% year over year, as result of the increase of brand advertising, which is primarily due to the increase in average brand advertising revenue per brand advertiser, driven mainly by the increased attractiveness and efficiency of iQIYI’s advertising services, as well as the growth of our feed-based advertising service launched in the fourth quarter of 2016. Average brand advertising revenues per brand advertiser in 2017 were RMB5.7 million, increasing by 16% year over year.

Other revenues increased by 94% from RMB6.0 billion in 2016 to RMB11.7 billion in 2017, which was mainly due to the growth of membership services of iQIYI and financial services.

Consolidated operating costs and expenses. Our consolidated operating costs and expenses increased by 14% from RMB60.5 billion in 2016 to RMB69.1 billion in 2017, primarily due to the expansion of our business, including the increase in content cost from iQIYI.

Cost of Revenues. Our cost of revenues increased by 22% from RMB35.3 billion in 2016 to RMB43.1 billion in 2017, primarily due to the following factors:

•

Content Costs. Our content costs increased by 70% from RMB7.9 billion in 2016 to RMB13.4 billion in 2017, primarily due to the rapid expansion of original content production and licensing of third-party contents by iQIYI.

•

Traffic Acquisition Costs. Our traffic acquisition costs decreased by 7% from RMB10.4 billion in 2016 to RMB9.7 billion in 2017, primarily due to the growing contribution of our online marketing services through Baidu Feed and iQIYI services, which incurred less traffic acquisition costs.

•

Bandwidth Costs and Depreciation Expenses. Our bandwidth costs increased by 18% from RMB4.7 billion in 2016 to RMB5.6 billion in 2017. Our depreciation expenses of servers and other equipment increased by 10% from RMB3.1 billion in 2016 to RMB3.4 billion in 2017, primarily due to the expansion of our network infrastructure capacity in order to support growing business needs.

•	Other cost of revenues. Our other cost of revenues increased by 17% from RMB12.3 billion in 2016 to RMB14.4 billion in 2017.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by 13% from RMB15.1 billion in 2016 to RMB13.1 billion in 2017, primarily due to a decrease in promotional spending relating to our transaction related services.

Research and Development Expenses. Our research and development expenses increased by 27% from RMB10.2 billion in 2016 to RMB12.9 billion in 2017, primarily due to the increase in staff-related costs of research and development personnel.

Operating profit. As a result of the foregoing, we generated an operating profit of RMB15.7 billion in 2017, a 56% increase from RMB10.0 billion in 2016.

Total other income. Our total other income was RMB5.6 billion in 2017, compared to RMB4.5 billion in 2016. Total other income in 2017 mainly consisted of an investment gain recognized as a result of our exchange of Xiaodu with Rajax.

Income taxes. Our income tax expenses increased by 3% from RMB2.9 billion in 2016 to RMB3.0 billion in 2017. The effective tax rate decreased from 20% in 2016 to 14% in 2017, mainly due to a nontaxable investment gain.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. increased from RMB11.6 billion in 2016 to RMB18.3 billion in 2017.

Segment Revenues

The following table sets forth our revenues by segment and year-over-year change rate for the periods indicated, with each segment revenues including inter-segment revenues:

	Year ended December 31,
	2016	2017		2018
	RMB	RMB	YoY%	RMB	US$	YoY%
	(In millions, except percentages)
Revenues:
Baidu Core	59,470	67,681	14	78,271	11,384	22	(1)
iQIYI	11,237	17,378	55	24,989	3,634	52	(2)

(1)	The revenue in 2017 was RMB63,903 million excluding the impact of RMB3,778 million of VAT.
(2)	The revenue in 2017 was RMB16,396 million excluding the impact of RMB982 million of VAT.

Baidu Core. Baidu Core revenue was RMB78.3 billion (US$11.4 billion) in 2018, increasing by 16% year over year (or 22% year over year, if both years’ revenues were net of VAT). This increase was primarily due to the increase in online marketing revenues.

Baidu Core revenue increased by 14% from RMB59.5 billion in 2016 to RMB67.7 billion in 2017. This increase was primarily due to the increase in online marketing revenues.

iQIYI. iQIYI revenues was RMB25.0 billion (US$3.6 billion) in 2018, increasing by 44% from 2017 (or 52%, if both years’ revenues were net of VAT). This increase was mainly attributable to the increase in membership services revenues and online marketing revenues.

iQIYI revenues increased by 55% from RMB11.2 billion in 2016 to RMB17.4 billion in 2017. This increase was mainly attributable to the increase in membership services revenues and online marketing revenues.

Segment Operating Costs and Expenses

The following table sets forth our operating costs and expenses by segment and year-over-year change rate for the periods indicated:

	Year ended December 31,
	2016	2017		2018
	RMB	RMB	YoY%	RMB	US$	YoY%
	(In millions, except percentages)
Operating Costs and Expenses:
Baidu Core	46,597	47,966	3	54,463	7,921	23	(1)
iQIYI	14,027	21,331	52	33,295	4,842	64	(2)

(1)	The operating costs and expenses in 2017 was RMB44,188 million excluding the impact of RMB3,778 million of VAT.
(2)	The operating costs and expenses in 2017 was RMB20,349 million excluding the impact of RMB982 million of VAT.

Baidu Core. Operating costs and expenses of Baidu Core mainly consist of traffic acquisition costs, staff related costs, depreciation and intangible amortization expenses, bandwidth costs, marketing and promotion expenses, and delivery costs.

Cost of revenues. The cost of revenues of Baidu Core in 2018 were RMB25.4 billion (US$3.7 billion) decreasing 1% year over year (or increasing 16% year over year, if both years’ cost of revenues were net of VAT), primarily due to an increase in content costs for Baijiahao (BJH accounts), our feed content network, and increases in bandwidth costs and traffic acquisition costs.

Selling, general and administrative expenses. The selling, general and administrative expenses of Baidu Core increased by 45% from RMB10.6 billion in 2017 to RMB15.3 billion (US$2.2 billion) in 2018, primarily due to increasing investment in channel and promotional marketing.

Research and development expenses. The research and development expenses of Baidu Core increased by 18% from RMB11.7 billion in 2017 to RMB13.8 billion (US$2.0 billion) in 2018, primarily due to an increase in personnel-related expenses.

Operating costs and expenses of Baidu Core were RMB48.0 billion in 2017, compared to RMB46.6 billion in 2016. The increase was primarily due to a 14% increase in salaries and benefits and staff-related expenses, a 75% increase in share-based compensation expenses, a 26% increase in sales tax and surcharges, a 265% increase in bad debt and credit loss of micro loans, a 10% increase in depreciation and amortization costs, a 171% increase in content cost related to BJH accounts, and a 22% increase in bandwidth costs, partially offset by a 53% decrease in marketing and promotion expenses, a 8% decrease in traffic acquisition cost and a 58% decrease in delivery costs.

iQIYI. Operating costs and expenses of iQIYI mainly consist of content costs, bandwidth costs, staff related costs, marketing and promotion expenses, and business tax and surcharges.

Cost of revenues. The cost of revenues of iQIYI in 2018 were RMB27.1 billion (US$3.9 billion), increasing by 56% year over year (or 65% year over year, if both years’ cost of revenues were net of VAT), primarily due to an increase in content costs.

Selling, general and administrative expenses. The selling, general and administrative expenses of iQIYI increased by 56% from RMB2.7 billion in 2017 to RMB4.2 billion (US$606 million) in 2018, primarily due to the increasing investment in channel and content-related promotional marketing.

Research and development expenses. The research and development expenses of iQIYI increased by 57% from RMB1.3 billion in 2017 to RMB2.0 billion (US$290 million) in 2018, primarily due to an increase in personnel-related costs.

Operating costs and expenses of iQIYI were RMB21.3 billion in 2017, compared to RMB14.0 billion in 2016. The increase was primarily due to a 67% increase in content costs, a 51% increase in marketing and promotion expenses, a 44% increase in staff related costs, and a 55% increase in business tax and surcharges, compared to the figures in 2016.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2016, 2017 and 2018 were 2.0%, 1.6% and 2.1%, respectively. The year-over-year percent change in the consumer price index for January 2017, 2018 and 2019 was increase of 2.5%, 1.5% and 1.7%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The exchange rate between the U.S. dollar and the RMB has declined from RMB8.1056 per U.S. dollar in July 2005 to RMB6.8755 per U.S. dollar in December 2018. As of December 31, 2018, we recorded RMB592 million (US$86 million) of net foreign currency translation loss in accumulated other comprehensive income as a component of shareholders’ equity. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material and adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. For further information on our critical accounting policies, see Note 2 to our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Consolidation of Affiliated Entities

In order to comply with PRC laws and regulations limiting foreign ownership of or imposing conditions on internet content, advertising, audio and video services, and mobile app distribution businesses, we operate our websites and conduct our internet content, advertising, audio and video services, and mobile app distribution businesses through our affiliated entities in China by means of contractual arrangements. We have entered into certain exclusive agreements with the affiliated entities directly or through our subsidiaries, which obligate us to absorb losses of the VIEs’ that could potentially be significant to the VIEs or entitle the Primary Beneficiaries to receive economic benefits from the VIEs that could potentially be significant to the VIEs. In addition, we have entered into certain agreements with the affiliated entities and the nominee shareholders of affiliated entities directly or through our subsidiaries, which enable us to direct the activities that most significantly affect the economic performance of the affiliated entities. Based on these contractual arrangements, we consolidate the affiliated entities as required by ASC Topic 810, Consolidation, because we hold all the variable interests of the affiliated entities directly or through the subsidiaries, which are the primary beneficiaries of the affiliated entities. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurring. We will also continuously reconsider whether we are the primary beneficiaries of our affiliated entities as facts and circumstances change. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

Segment Reporting

As of December 31, 2017 and 2018, we had two reportable segments, Baidu Core and iQIYI. Baidu Core mainly provides search-based, feed-based, and other online marketing services, as well as new artificial intelligence business. Search Service and Transaction Service were combined into Baidu Core beginning April 2017, to reflect our strategic and operating change to de-emphasize our transaction services business and shift more resources to support our online marketing and other services. iQIYI is an online entertainment service provider that offers original, professionally produced and partner-generated content on its platform. In early April 2018, iQIYI completed its IPO on the Nasdaq Global Market.

Our chief executive officer, who has been identified as the chief operating decision marker, (“CODM”), reviews the operating results of Baidu Core and iQIYI, to allocate resources and assess our performance. Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC Topic 280, Segment Reporting.

Revenue Recognition

We adopted ASC 606 from January 1, 2018, using the modified retrospective method. Revenues for the year ended December 31, 2018 were presented under ASC 606, and revenues for the years ended December 31, 2017 and 2016 were not adjusted and continue to be presented under ASC 605. The cumulative effect of adopting ASC 606 resulted in an increase of RMB933 million (US$136 million) to the opening balance of retained earnings at January 1, 2018, which is primarily related to our online marketing revenues. Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

(1)	Performance-based online marketing services

Cost per click

Our auction-based P4P platform enables a customer to bid for priority placement of their paid sponsored links. The P4P platform enables customers to reach users who search for information related to their products or services. The P4P services include search-based online marketing services and feed-based online marketing services. The P4P online marketing customers may choose to set a daily limit on the amount spent and may also choose to target only users assessing our website from specified regions in China and/or during a specified time period of the day.

Besides our traditional auction-based P4P services, we also display feed-based marketing to targeted the right feed users based on user data on our platform. Customers pay us when a targeted user clicks the feed-based marketing and are directed to its platforms.

Revenue is recognized when all of the revenue recognition criteria are met, which is generally when a user clicks on one of the customer-sponsored links or feed-based marketing.

Other performance-based online marketing services

To the extent we provide online marketing services based on performance criteria other than CPC, such as the number of downloads (and user registration) of mobile apps and the pre-determined ratios of completed transaction volumes, revenue is recognized when the specified performance criteria is met along with the satisfaction of other applicable revenue recognition criteria.

(2)	Display advertisements

We provide display-based online marketing services to our customers by integrating text description, image and video, and displaying the advertisement in a prominent position of the search result page, vertical search products or Baidu Feed. We recognize revenue on a pro-rata basis over the contractual term for cost per time advertising arrangements commencing on the date the customer’s advertisement is displayed on our platform, or based on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements.

(3)	Online marketing services involving Baidu Union

Baidu Union is a program through which we expand distribution of our customers’ sponsored links or advertisements by leveraging the traffic of Baidu Union partners’ internet properties. We make payments to Baidu Union partners for the acquisition of traffic. We are the principal in these transactions, as we are primarily responsible for fulfilling the service, have discretion in establishing pricing and controls the advertising inventory before the transfer to customers. Therefore, revenue is recognized on a gross basis on the amount of fees it billed to our customers. Payments made to Baidu Union partners are recorded as traffic acquisition costs, which are included in “Cost of revenues” in the consolidated statements of comprehensive income.

(4)	Membership services

We offer membership services that provide subscribing members access to stream a library of premium content or personal cloud service in exchange for upfront non-refundable membership fees. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as deferred revenue, and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from on-demand content purchases made by members and the sale of the right to services such as other memberships, which we acquire and control before they are transferred to customers.

(5)	Content distribution

We generate revenues from sub-licensing content licensed from third party vendors for cash and through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements we enter into with vendors have a definitive license period and provides us the rights to sub-license these contents to other third parties. We enter into a non-exclusive sub-license agreement with a sub-licensee for a period that falls within the original exclusive license period. For cash sub-licensing transactions, we receive the sub-license fee upfront under the sub-licensing arrangements and do not have any future obligation once we have provided the underlying content to the sub-licensee (which is provided at or before the beginning of the sub-license period). The sub-license fees are recognized in accordance with ASC 606 and represents a license of functional intellectual property that grants the right to use our licensed copyrights, and recognized at the point in time when the licensed copyright is made available for the customer’s use and benefit.

We also enter into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provide rights for each party to broadcast the licensed copyrights received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. We account for these nonmonetary exchanges in accordance with ASC 606, and records the transaction based on the fair value of the asset received starting from January 1, 2018. Barter sublicensing revenue are recognized in accordance with the same ASC 606 criteria above. We estimate the fair value of the licensed copyrights received based on various factors, including broadcasting schedule, cast and crew, theme and popularity, box office and market share of counterparties to the exchange. The attributable cost of cash sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of sublicensing right component of the exclusive licensed copyright, computed using the individual-film-forecast-computation method in accordance with ASC Topic 926, Entertainment-Films, (“ASC 926”).

(6)	Nonmonetary transactions

We engage in certain nonmonetary transactions other than licensed copyrights of video contents, such as advertising, from time to time. The transaction price of the nonmonetary consideration is measured at fair value at contract inception. If fair value cannot be reasonably estimated, we measures the consideration indirectly by reference to the standalone selling price of the services promised to the customer in exchange for the consideration.

(7)	Financial services

Before the divestiture of Du Xiaoman, we offer financial services which include provision of installment payment services to consumers and wealth management services to third-party investors. Interest income earned from provision of financial services is reported as “Other revenues” and reported on a net basis after deduction of related interest costs incurred.

In August 2018, we completed the divestiture of a majority equity stake in Du Xiaoman, our financial services business, following which we held a minority equity interest in Du Xiaoman and have deconsolidated the financial results of Du Xiaoman from our consolidated financial statements in accordance with U.S. GAAP.

(8)	Other revenue recognition related policies

For arrangements that include multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and displayed at different times, we would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price. If a promised good or service does not meet the criteria to be considered distinct, it is combined with other promised goods or services until a distinct bundle of goods or services exists.

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services customers are required to pay before the services are delivered to the customer. When either party to a revenue contract has performed, we recognize a contract asset or a contract liability in the consolidated balance sheet, depending on the relationship between the entity’s performance and the customer’s payment. Contract liabilities were mainly related to fees for membership services to be provided over the membership period, which were presented as deferred revenue on the consolidated balance sheets. The increase in deferred revenue as compared to the year ended December 31, 2017 is a result of the increase in consideration received from our customers.

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which it has the right to invoice for services performed.

We provide sales incentives to customers which entitle them to receive reductions in the price of the online marketing services by meeting certain cumulative consumption requirements. We account for these incentives granted to customers as variable consideration. The amount of variable consideration is measured based on the most likely amount of incentives to be provided to customers.

Share-based Compensation

We account for share-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation, (“ASC 718”). We have elected to recognize share-based compensation using the straight-line method for all share-based awards issued with no performance conditions. For awards with performance conditions, compensation cost is recognized on an accelerated basis if it is probable that the performance condition will be achieved.

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

We apply the provisions of ASC Topic 740, Income Taxes, (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We have elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income.

Accounts Receivable, net of allowance

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Receivable balances are written off when they are deemed uncollectible. We generally do not require collateral from our customers.

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

Loan and Interest Receivables, net of allowance

Loan and interest receivables consist primarily of micro loans to individual borrowers. Such amounts are recorded at the principal net of allowance for credit losses relating to micro loans, and include accrued interest receivable as of the balance sheet date. The loan periods granted by us to the borrowers relating to the micro loans generally range from one to thirty-six months. The cash flows related to micro loans are included in the cash flows from investing activities category in the consolidated statement of cash flows.

Allowance for credit losses relating to micro loans represents our best estimate of the losses inherent in the outstanding portfolio of loans. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential credit losses, and periodic reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding portfolio of debts. We base the allowance for loan and interest receivables credit losses primarily on historical loss experience using a roll rate-based model applied to the loan and interest receivables portfolios. We consider many factors, including but not limited to, the age of the amounts due, the payment history, the month of origination, the purpose of the loans, creditworthiness, financial conditions of the borrower, terms of the loans, regulatory environment, and the general economic conditions. In August 2018, we completed the divestiture of our financial services business. Consequently, the loan and interest receivable balances were derecognized from our consolidated balance sheet upon disposal.

Licensed Copyrights

Licensed copyrights consist of professionally-produced content such as movies, television series, variety shows, sports and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability recorded when cost of the content is known, the content has been accepted by us in accordance with the conditions of the license agreement and the content is available for its first showing on our internet platform. Licensed copyrights are carried at the lower of unamortized cost or net realizable value. The current and non-current portions of licensed copyrights of video content are recorded in “Other current assets, net” or “Intangible assets, net,” respectively. The licensed copyrights include non-exclusive licensed copyrights and exclusive licensed copyrights. For non-exclusive licensed copyrights, we have the right to broadcast the contents only on our Internet platform. For exclusive licensed copyrights, in addition to the broadcasting rights, we also have the right to sublicense the contents to third parties.

Non-exclusive licensed copyrights, mainly comprising newly released movies, television series and seasonal variety shows, are generally amortized using an accelerated method based on historical viewership consumption patterns. Other non-exclusive licensed copyrights, mainly comprising library movies, television series and variety shows and certain non-episodic features, are amortized on a straight-line basis, as the consumption pattern based on historical viewing data supports this amortization method. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised, if necessary. The major factors that impact the viewership consumption patterns include film box office, ratings for television series and variety shows, user traffic on our platforms, placement schedule, user tastes and preferences, emerging cultural trends, merchandising and marketing efforts. Revisions to the amortization pattern are accounted for as a change in accounting estimate prospectively in accordance with ASC Topic 250, Accounting Changes and Error Corrections, (“ASC 250”).

The purchase cost of exclusive licensed copyrights includes the right to broadcast and the right to sublicense to third parties. We allocate the content cost to these two rights when the exclusive licensed copyrights are initially recognized, based on the relative proportion of our estimate of the total revenues that will be generated by each right. For the broadcasting right, which is the portion of an exclusive licensed copyright that generates direct and indirect advertising and membership revenues, the content costs are amortized in accordance with ASC 920-350, (“ASC 920-350”), Entertainment-Broadcasters: Intangibles—Goodwill and Other, using the same method as non-exclusive licensed copyrights described above. Content costs related to the right to sublicense to third parties, which is the portion of an exclusive licensed copyright that generates direct revenues, are amortized in accordance with ASC 926 using an individual-film-forecast-computation method, which amortizes such costs based on the ratio of the actual sublicensing revenues generated for the current period to the total sublicensing revenues estimated to be generated by the sublicensing right. We revisit the forecasted total direct revenues on a periodic basis and any changed estimates will result in a revised fraction applied to the net carrying amount of the right to sublicense. The difference between expenses determined using the new estimates and any amounts previously expensed during the fiscal year is recognized in the period of revision.

On a periodic basis, we evaluate the program usefulness of the broadcasting rights of its licensed copyrights and record such rights at the lower of unamortized cost or estimated net realizable value pursuant to the guidance in ASC 920-350. When there is a change in the expected usage of licensed copyrights, we estimate net realizable value of licensed copyrights to determine if any impairment exists.

Net realizable value is determined by estimating the expected cash flows generated from the provision of online advertising and membership services, less any direct costs, over the remaining useful lives of non-exclusive licensed copyrights. We estimate advertising and membership cash flows for each category of the content. Estimates that impact advertising and membership cash flows include anticipated levels of demand for our online advertising and membership services and the expected selling prices of our advertisements and memberships. For the right to sublicense to third parties, we assess recoverability in accordance with ASC Subtopic 926-20, Entertainment—Films: Other Assets—Film Costs, (“ASC 926-20”).

Produced Content, net

We produce and contract external parties to produce films and episodic series to exhibit on our websites. Produced content includes direct production costs, production overhead and acquisition costs and is stated at the lower of unamortized cost or estimated fair value. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films, including profit sharing, distribution and/or other rights. Produced content exceeding the total revenues to be earned (“ultimate revenues”) is expensed as cost of revenues.

We use the individual-film-forecast-computation method and amortizes the produced content based on the ratio of current period actual revenue (numerator) to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator) in accordance with ASC 926-20. We revisit the forecasted ultimate revenues on a periodic basis and any changed estimates will result in a revised fraction applied to the net carrying amount of the right to sublicense, and the difference between expenses determined using the new estimates and any amounts previously expensed during the fiscal year is recognized in the period of revision.

We review unamortized produced content costs for impairment whenever events or circumstances indicate that the fair value of the produced content may be less than its unamortized cost. Produced content was presented as “Other non-current assets” on the consolidated balance sheets.

Impairment of Long-Lived Assets Other Than Goodwill

We evaluate long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC Topic 360, Property, Plant and Equipment.

When such events occur, we assess the recoverability of the an asset group based on the undiscounted future cash flow the an asset group is expected to generate and recognize an impairment loss when estimated undiscounted future cash flow expected to result from the use of the an asset group plus net proceeds expected from disposition of the an asset group, if any, is less than the carrying value of the an asset group. If we identify an impairment, we reduce the carrying amount of the an asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

Impairment of Goodwill

We assess goodwill for impairment in accordance with ASC Subtopic 350-20, , Intangibles—Goodwill and Other: Goodwill, (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. As of December 31, 2017 and 2018, we had two reporting units, consisting of Baidu Core and iQIYI.

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

We performed qualitative assessments for the reporting unit of Baidu Core in 2017 and 2018. Based on the requirements of ASC350-20, we evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, financial performance, and our share price. We weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of Baidu Core, and further impairment testing on goodwill was unnecessary as of December 31, 2017 and 2018.

We elected to assess goodwill for impairment using the two-step process for the reporting unit of iQIYI. Subsequent to iQIYI’s IPO, we primarily considered the quoted market price of iQIYI’s share to determine the fair value of the reporting unit. Before its IPO, significant management judgment was involved in determining these estimates and assumptions, and actual results may differ from those used in valuations. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit which could trigger future impairment. The judgment in estimating the fair value of a reporting unit includes forecasts of future cash flows, which are based on our best estimate of future revenue and operating expenses growth rates, future capital expenditures and working capital levels, as well as an appropriate discount rate determined by a weighted average cost of capital approach and the selection of comparable companies operating in similar businesses. We also reviewed observable market data to assess the reasonableness of assumptions such as discount rate, operating margins, and working capital levels. As of December 31, 2017 and 2018, the fair value of iQIYI exceeded its carrying amount, and therefore goodwill related to the iQIYI reporting unit was not impaired and we were not required to perform further testing.

Impairment of Long-term Investments

Our long-term investments consist of equity investments with and equity investments without readily determinable fair value, equity method investments, available-for-sale debt investments and other investments accounted for at fair value.

Prior to adopting ASC 321 on January 1, 2018, we carry at cost its investments in investees that do not have readily determinable fair value and over which we do not have significant influence, in accordance with ASC Subtopic 325-20, Investments-Other: Cost Method Investments. We only adjust the carrying value of such investments for other-than-temporary decline in fair value and for distribution of earnings that exceed the Company’s share of earnings since its investment. We regularly evaluate the impairment of the cost method investments based on the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of the investment.

After the adoption of ASC 321 from January 1, 2018, for equity investments measured at fair value with changes in fair value record in earnings, we do not assess whether those securities are impaired. For those equity investment that we select to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures, (“ASC 820”). If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

Available-for-sale debt investments are convertible debt instruments issued by private companies, which are measured at fair value, with unrealized gains or losses recorded in accumulated other comprehensive income.

We evaluate the equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by us when determining whether an investment has been other-than-temporarily-impaired, includes but not limited to the length of the time and the extent to which the market value has been less than cost, the financial performance and near-term prospects of the investee, and our intent and ability to retain the investment till recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

In 2018, we evaluated the investment in Ctrip for impairment, taking into consideration, including, but not limited to, the duration, degree and causes of the decline in stock price, our intent and ability to hold the investment, recoveries in market price subsequent to the balance sheet date, and Ctrip’s financial performance and near-term prospects. Based on the evaluation, we concluded that the decline in market value of the investment in Ctrip did not meet the threshold of other-than-temporary.

Determination of fair value particularly for investments in private companies, requires significant judgment to determine appropriate estimates and assumptions.

Transfers of Financial Assets

We account for the transfers of financial assets in accordance with ASC Topic 860, Transfers and Servicing, (“ASC 860”). Financial assets are derecognized from our consolidated balance sheets if the transfer qualifies as sales. If the conditions for sale required by ASC 860 are not met, the transfer is considered to be a secured borrowing included in “Amounts due to the third-party investors” on the consolidated balance sheets. The assets remain on the consolidated balance sheets as “Other invested securities” and the sale proceeds are recognized as our liability. All other invested securities and liability balances were derecognized from the consolidated balance sheet upon disposal of the financial services business.

Business Combinations

We account for our business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

In a business combination achieved in stages, we re-measured our previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of asset, and forecasted cash flows over that period.

B.	Liquidity and Capital Resources

As of December 31, 2018, our principal source of liquidity was RMB141.5 billion (US$20.6 billion) of cash, cash equivalents, restricted cash and short-term investments. Our cash and cash equivalents consist of cash on hand and investments in interest bearing demand deposit accounts, time deposits, money market funds and other liquid investments which have original maturities of three months or less. The short-term investments primarily consist of fixed-rate and adjustable-rate debt investments with original maturity of less than one year. We believe that our current cash, cash equivalents, restricted cash and short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital, capital expenditures and debt repayment, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our or iQIYI’s existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks.

Furthermore, cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to their parent companies outside of China or our company, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” As of December 31, 2018, our PRC subsidiaries and consolidated affiliated entities held RMB115.2 billion (US$16.7 billion) of cash, cash equivalents, restricted cash, and short-term investments, RMB11.2 billion (US$1.6 billion) of which were in the form of foreign currencies.

The total outstanding balance of our short-term loans as of December 31, 2018 amounted to RMB3.0 billion (US$443 million), which consisted of borrowings from financial institutions and were repayable within one year. The repayment of all short-term loans are either guaranteed by iQIYI’s subsidiaries or collateralized by iQIYI’s office building and restricted cash. As of December 31, 2018, the weighted average interest rates for the outstanding borrowings were approximately 4.47%, and the aggregate amounts of unused lines of credit for short-term loans were RMB781 million (US$114 million).

We have entered into the following long-term loan transactions with commercial banks:

•

In June 2016, we entered into a five-year term and revolving facility agreement with a group of 21 syndicated bankers, pursuant to which we are entitled to borrow an unsecured US$ denominated floating rate loan of US$1.0 billion with a term of five years and to borrow an unsecured US$ denominated revolving loan of US$1.0 billion for five years. The facility was priced at 110 basis points over LIBOR and is intended for our general working capital purposes. In June 2016, we drew down two tranches of US$250 million each under the facility commitment. In November 2016, we drew down another two tranches of US$250 million each under the facility commitment. In connection with the facility agreements, we entered into four interest rate swap agreements, pursuant to which the loans would be settled with a fixed annual interest rate of 2.11%, 2.10%, 2.78% and 2.78% respectively, during the respective term of the loans.

iQIYI has entered into the following long-term loan transactions with commercial banks:

•

In April 2017, iQIYI entered into a three-year loan agreement with Bank of China (Shanghai Branch), pursuant to which iQIYI is entitled to borrow a secured RMB denominated loan of RMB299 million for the general working capital of iQIYI. In April 2017, iQIYI drew down RMB299 million with an interest rate of 4.47%, pursuant to the agreement, the principal shall be repaid by installments from September 2017 to April 2020. RMB15 million was repaid when it became due. The amount repayable within the next twelve months were classified as “Long-term loans, current portion.”

•

In December 2018, certain supplier invoices of RMB525 million (US$76 million) selected by iQIYI were factored to a financial institution, or the factored receivables, at a discount. These supplier invoices were recorded as accounts payables in our consolidated balance sheet. The factored receivables were further transferred to a securitization vehicle, whereby debt securities securitized by the factored receivables. The debt securities were issued to third party investors for the gross proceeds of RMB446 million (US$65 million), with maturities in December 2019 and December 2020. The proceeds raised from issuance of the asset-backed debt securities were used by the financial institution to factor the supplier invoices. At the same time, the credit terms of iQIYI’s corresponding trade payables were extended to mirror the maturity of the asset-backed debt securities. The securitization vehicle was consolidated because iQIYI was determined to be the primary beneficiary. As of December 31, 2018, the outstanding borrowings from third-party investors was RMB444 million (US$65 million) and the effective interest rate was 7.00%. The balance of RMB74 million (US$11 million) of the loan is repayable within one year and is included in “Long-term loans, current portion” and the remaining balance of RMB370 million (US$54 million) of the loan is included in non-current “Long-term loans” on the consolidated balance sheet.

We have conducted the following seven rounds of debt securities issuance, which remain outstanding as of the date of this annual report:

•	In November 2012, we issued an aggregate of US$750 million senior unsecured notes due in 2022, (“2022 Ten-year Notes”), with stated annual interest rates of 3.50%. The net proceeds from the sale of the notes were used for general corporate purposes. As of December 31, 2018, the total carrying value and estimated fair value of these notes were US$750 million and US$940 million. The estimated fair value was based on quoted prices for our publicly-traded debt securities as of December 31, 2018. We are not subject to any financial covenants or other significant restrictions under the notes. In 2018, we paid an aggregate of US$26 million in interest payments related to these notes.

•

In August 2013, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2018, (“2018 Notes”), with stated annual interest rate of 3.25%. The net proceeds from the sale of the notes were used for general corporate purposes, including merger and acquisition activities. In August 2018, the notes with carrying value of US$1.0 billion were fully repaid when they became due. We are not subject to any financial covenants or other significant restrictions under the notes. In 2018, we paid an aggregate of US$33 million in interest payments related to these notes.

•

In June 2014, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2019, (“2019 Notes”), with stated annual interest rate of 2.75%. The net proceeds from the sale of the notes were used for general corporate purposes. As of December 31, 2018, the total carrying value and estimated fair value of these notes were US$1.0 billion and US$698 million, respectively. The estimated fair value was based on quoted prices for our publicly-traded debt securities as of December 31, 2018. We are not subject to any financial covenants or other significant restrictions under the notes. In 2018, we paid an aggregate of US$28 million in interest payments related to these notes.

•

In June 2015, we issued an aggregate of US$750 million senior unsecured notes due in 2020, (“2020 Notes”), with stated annual interest rate of 3.00%, and an aggregate of US$500 million senior unsecured notes due in 2025, (“2025 Notes”), with stated annual interest rate of 4.13%. The net proceeds from the sale of the notes were used for general corporate purposes. As of December 31, 2018, the total carrying value and estimated fair value were US$750 million and US$679 million, respectively, with respect to the 2020 Notes, and US$500 million and US$830 million, respectively, with respect to the 2025 Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2018. We are not subject to any financial covenants or other significant restrictions under the notes. During 2018, we paid an aggregate of US$43 million in interest payments related to these notes.

•

In July 2017, we issued an aggregate of US$900 million senior unsecured notes due in 2022, (“2022 Five-year Notes”), with stated annual interest rate of 2.88%, and an aggregate of US$600 million senior unsecured notes due in 2027, (“2027 Notes”), with stated annual interest rate of 3.63%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2018, the total carrying value and estimated fair value were US$900 million and US$1.1 billion, respectively, with respect to the 2022 Five-year Notes, and US$600 million and US$1.1 billion, respectively, with respect to the 2027 Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2018. We are not subject to any financial covenants or other significant restrictions under the notes. In 2018, the interest payments related to these notes were US$48 million.

•

In March 2018, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2023, (“2023 Notes”), with stated annual interest rate of 3.88%, and an aggregate of US$500 million senior unsecured notes due in 2028, (“2028 March Notes”), with stated annual interest rate of 4.38%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2018, the total carrying value and estimated fair value were US$1.0 billion and US$1.5 billion, respectively, with respect to the 2023 Notes, and US$500 million and US$960 million, respectively, with respect to the 2028 March Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2018. We are not subject to any financial covenants or other significant restrictions under the notes. In 2018, the interest payments related to these notes were US$30 million.

•

In November 2018, we issued an aggregate of US$600 million senior unsecured notes due in 2024, (“2024 November Notes”), with stated annual interest rate of 4.38%, and an aggregate of US$400 million senior unsecured notes due in 2028, (“2028 November Notes”), with stated annual interest rate of 4.88%. In December 2018, we issued an aggregate of US$250 million senior unsecured notes due in 2024, (“2024 December Notes”), with stated annual interest rate of 4.38%, which constitute a further issuance of, and be fungible with and be consolidated and form a single series with the 2024 November Notes. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2018, the total carrying value and estimated fair value were US$600 million and US$1.0 billion, respectively, with respect to the 2024 November Notes, US$400 million and US$771 million, respectively, with respect to the 2028 November Notes, and US$250 million and US$427 million, respectively, with respect to the 2024 December Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2018. We are not subject to any financial covenants or other significant restrictions under the notes. In 2018, the interest payments related to these notes were nil.

iQIYI has conducted the following issuance of convertible notes, which remain outstanding as of the date of this annual report:

•

In December 2018, iQIYI issued US$750 million convertible senior notes due 2023 (“iQIYI 2023 Convertible Notes”). The iQIYI 2023 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable semi-annually in cash at a rate of 3.75% per annum with a maturity date of December 1, 2023, unless previously repurchased, redeemed or converted prior to such date. The initial conversion rate of the iQIYI 2023 Convertible Notes is 37.1830 of iQIYI’s ADSs per US$1,000 principal amount of the iQIYI 2023 Convertible Notes. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

Concurrently with the issuance of the iQIYI 2023 Convertible Notes, iQIYI purchased a call option on iQIYI’s ADS with certain counterparties at a price of US$68 million. The capped call exercise price is equal to the initial conversion price of the iQIYI 2023 Convertible Notes and the cap price is US$38.42 per ADS, subject to certain adjustments under the terms of the capped call transactions. The cost of the capped call was recorded as a reduction of the iQIYI’s additional paid-in capital on the consolidated balance sheets with no subsequent changes in fair value be recorded.

As the conversion option may be settled entirely or partially in cash at iQIYI’s option, iQIYI separated the iQIYI 2023 Convertible Notes into liability and equity components in accordance with ASC 470-20, Debt with Conversion and Other Options. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as additional paid-in capital. Debt issuance costs were allocated to the liability and equity components using the same proportions as the proceeds from the iQIYI 2023 Convertible Notes. The difference between the principal amount of the iQIYI 2023 Convertible Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 7.04% to accrete the discounted carrying value of the iQIYI 2023 Convertible Notes to its face value on December 1, 2021, the put date of the iQIYI 2023 Convertible Notes.

As of December 31, 2018, the principal amount of the liability component was RMB5.2 billion (US$750 million), unamortized debt discount was RMB446 million (US$65 million). The carrying amount of the equity component was RMB362 million (US$53 million).

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

As of December 31, 2018, we had RMB57.1 billion (US$8.3 billion) in long-term loans and notes payables (including current portion of RMB7.0 billion (US$1.0 billion)), RMB4.7 billion (US$685 million) in long-term convertible notes and RMB3.0 billion (US$443 million) in short-term loans. Our loans and notes payable, long-term convertible notes and short-term loans include those of iQIYI hereinafter. As of December 31, 2018, iQIYI had RMB728 million (US$106 million) in long-term loans payables (including current portion of RMB84 million (US$12 million)), RMB4.7 billion (US$685 million) in long-term convertible notes and RMB3.0 billion (US$443 million) in short-term loans.

Cash Flows and Working Capital

As of December 31, 2016, 2017 and 2018, we had RMB82.4 billion, RMB100.7 billion and RMB141.5 billion (US$20.6 billion) in cash, cash equivalents, restricted cash and short-term investments.

The following table sets forth a summary of our cash flows for the years indicated:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(In millions)
Net cash generated from operating activities	22,480	32,828	35,967	5,231
Net cash used in investing activities	(35,911)	(76,949)	(34,460)	(5,012)
Net cash generated from financing activities	14,447	44,557	15,082	2,194
Effect of exchange rate changes on cash, cash equivalents and restricted cash	144	(316)	1,902	276

Net increase in cash, cash equivalents and restricted cash	1,160	120	18,491	2,689

Cash, cash equivalents and restricted cash at beginning of the year	10,056	11,216	11,336	1,649
Cash, cash equivalents and restricted cash at end of the year	11,216	11,336	29,827	4,338

Operating Activities

Net cash generated from operating activities increased to RMB36.0 billion (US$5.2 billion) in 2018 from RMB32.8 billion in 2017. This increase was primarily due to an increase of RMB 4.3 billion (US$ 625 million) in net income, an increase of RMB4.5 billion (US$657 million) in amortization of intangible assets and licensed copyrights, and partially offset by an increase of RMB4.4 billion (US$641 million) in investment income.

Net cash generated from operating activities increased to RMB32.8 billion in 2017 from RMB22.5 billion in 2016. This increase was primarily due to an increase of RMB6.7 billion in net income, an increase of RMB3.1 billion in amortization of intangible assets and licensed copyrights, and partially offset by an increase of RMB4.3 billion in gain on disposal of subsidiaries.

Investing Activities

Net cash used in investing activities decreased to RMB34.5 billion (US$5.0 billion) in 2018 from RMB76.9 billion in 2017. This decrease was primarily due to a decrease of RMB44.6 billion (US$6.5 billion) in our net cash outflow relating to the financial services business we divested in 2018, and an increase of RMB7.8 billion (US$1.1 billion) in our net cash inflow relating to the disposal of certain subsidiaries and loans provided to related parties, partially offset by an increase of RMB5.2 billion (US$757 million) in net cash outflow relating to purchasing short-term investments, an increase of RMB4.4 billion (US$637 million) in acquisition of intangible assets and an increase of RMB4.0 billion (US$581 million) in acquisition of property, plant and equipment.

Net cash used in investing activities increased to RMB76.9 billion in 2017 from RMB35.9 billion in 2016. This increase was primarily due to an increase of our net cash outflow relating to the financial services business of RMB21.8 billion, an increase of RMB8.5 billion in purchase of long-term investments, and an increase of RMB 7.7 billion in the purchase of short-term investments.

Financing Activities

Net cash generated from financing activities decreased to RMB15.1 billion (US$2.2 billion) in 2018 from RMB44.6 billion in 2017. The decrease was primarily due to a decrease in our net cash inflow of RMB52.8 billion (US$7.7 billion) relating to the financial services business we divested in 2018, partially offset by an increase of RMB11.6 billion (US$1.7 billion) in the proceeds from non-controlling shareholders of our subsidiaries, which was primarily due to the initial public offering of iQIYI’s ADSs, and an increase of RMB8.1 billion (US$1.2 billion) in net proceeds from issuance of long-term notes.

Net cash generated from financing activities increased to RMB44.6 billion in 2017 from RMB14.4 billion in 2016. The increase was primarily due to an increase of RMB24.7 billion in proceeds relating to the financial services business, an increase of RMB9.9 billion in net proceeds from issuance of long-term notes and an increase of RMB8.5 billion in net proceeds from issuance of convertible notes issuance.

Capital Expenditures

We made capital expenditures of RMB4.2 billion, RMB4.8 billion and RMB8.8 billion (US$1.3 billion) in 2016, 2017 and 2018, representing 6%, 6% and 9% of our total revenues (excluding the impact of VAT in 2016 and 2017), respectively. In 2018, our capital expenditures were primarily attributable to the purchase of servers, network equipment and other computer hardware to increase our network infrastructure capacity. We funded our capital expenditures primarily with net cash flows generated from operating activities.

In December 2011, we commenced construction of an office building in Shenzhen, which will serve as our international center in Southern China. Our cash-based capital expenditures in connection with the construction of this office building in Shenzhen was RMB189 million (US$27 million) in 2018. We currently expect to complete the planned construction in 2019.

In 2018, we completed the construction of Shanxi cloud computing center, which will serve as one of our internet data centers in China. Our cash-based capital expenditures in connection with the construction of Shanxi cloud computing center was RMB257 million (US$37 million) in 2018.

Our capital expenditures may increase in the future as our business continues to grow, in connection with the expansion and improvement of our network infrastructure and the construction of additional office buildings and cloud-computing based data centers. We currently plan to fund these expenditures with our current cash, cash equivalents, restricted cash, short-term investments and anticipated cash flow generated from our operating activities.

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

Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated affiliated entities in which we have no legal ownership, totaling approximately RMB13.7 billion, RMB18.6 billion and RMB25.7 billion (US$3.7 billion) as of December 31, 2016, 2017 and 2018, respectively.

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

In the three years ended December 31, 2016, 2017 and 2018, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB10.2 billion, RMB12.9 billion and RMB15.8 billion (US$2.3 billion), representing 14%, 15% and 15% of our total revenues for the years ended December 31, 2016, 2017 and 2018, respectively. Our research and development expenses consist primarily of personnel-related costs. We have expensed substantially all of the development costs for the research and development of products and new functionality as incurred, except for certain internal-use software.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2018:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In RMB millions)
Long-term debt obligations(1)	73,546	9,042	16,305	26,318	21,881
Purchase obligations for fixed assets	220	213	2	5	—
Operating lease obligations(2)	2,789	1,820	711	214	44
Purchase obligations for video content(3)	23,576	8,834	11,769	1,923	1,050
Investment commitment obligations(4)	1,371	NA	NA	NA	NA
Total	101,502	19,909	28,787	28,460	22,975

(1)

Including estimated interest payments of RMB10.9 billion in total (RMB2.1 billion, RMB3.6 billion, RMB2.9 billion and RMB2.3 billion over the periods of less than one year, one to three years, three to five years and more than five years from December 31, 2018, respectively). Please see “Loans Payable” under Note 10, “Notes Payable” under Note 11 and “Convertible Notes” under Note 12 to our audited consolidated financial statements.

(2)	Operating lease obligations represent our obligations for leasing premises and bandwidth usage.
(3)	Purchase obligations for video content consist primarily of expenditures for video content under non-cancelable agreements for licensed copyrights and produced content.
(4)

Investment commitment obligations primarily relate to capital contributions obligation under certain arrangements. The payment due by period will be determined by the need of the investees and is not settled.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations, investment commitment obligations or other long-term liabilities reflected on our consolidated balance sheet.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Robin Yanhong Li	50	Chairman of the Board of Directors and Chief Executive Officer
Herman Yu	48	Chief Financial Officer
Ya-Qin Zhang	52	President, New Business*
Hailong Xiang	41	Senior Vice President
Lee Liu	53	Senior Vice President
Haifeng Wang	47	Senior Vice President
Qi Lu	57	Vice Chairman of the Board of Directors
James Ding	53	Independent Director
Brent Callinicos	53	Independent Director
Yuanqing Yang	54	Independent Director

*	Mr. Ya-Qin Zhang has decided to retire and step down from his role in October 2019.

Robin Yanhong Li is co-founder, chairman of the Board of Directors and chief executive officer of Baidu, and oversees our overall strategy and business operations. Mr. Li has been serving as the chairman of our board of directors since our inception in January 2000 and as our chief executive officer since February 2004. Mr. Li served as our president from February 2000 to December 2003. Prior to founding our company, Mr. Li worked as a staff engineer for Infoseek, a pioneer in the search industry, and as a senior consultant for IDD Information Services. Mr. Li currently serves on the board of New Oriental Education & Technology Group Inc., a private educational services in China (NYSE: EDU), and Ctrip.com International, Ltd., an online travel agency in China (NASDAQ: CTRP). Mr. Li acts as the vice chairman of the Internet Society of China (ISC). Mr. Li received a bachelor’s degree in information science from Peking University in China and a master’s degree in computer science from the State University of New York at Buffalo.

Herman Yu has served as our chief financial officer since September 2017 and is in charge of our overall finance functions. Prior to joining Baidu, Mr. Yu served as the chief financial officer of Weibo Corporation, a social media in China (NASDAQ: WB) from 2015 to 2017. Prior to Weibo, Mr. Yu worked at SINA Corporation, a portal in China (NASDAQ: SINA) from 2004 to 2015, with the last eight years as chief financial officer. Mr. Yu began his career at Arthur Andersen and held various finance and accounting management positions at Adobe Systems Inc., Cadence Design Systems, Inc. and VeriFone Systems, Inc. Mr. Yu currently serves on the board of directors of 58.com Inc., an online classifieds listing company (NYSE: WUBA), ZTO Express Inc., an express delivery company (NYSE: ZTO), and Ctrip.com International, Ltd., an online travel agency (NASDAQ: CTRP). Mr. Yu, a California Certified Public Accountant, received a bachelor’s degree in economics from the University of California, Santa Cruz, and a master’s degree in accountancy from the University of Southern California.

Ya-Qin Zhang currently serves as president of new business in charge of intelligent driving and other emerging businesses. Prior to joining Baidu in 2014, Dr. Zhang was a corporate vice president at Microsoft and chairman of Microsoft Asia-Pacific R&D Group for a decade, leading Microsoft’s overall research and development efforts in the Asia-Pacific region. Before joining Microsoft in 1999, Dr. Zhang was a director for the Multimedia Technology Laboratory at Sarnoff Corp. Dr. Zhang currently serves on the board of directors of Tarena International, Inc. a professional education service provider (NASDAQ: TEDU) and Chinasoft International Ltd (HKEX: 354). Dr. Zhang is a fellow of Australia Academy of Technology and Engineering (ATSE) and the Institute of Electrical and Electronics Engineers (IEEE). Dr. Zhang received his bachelor’s and master’s degree in electrical engineering from the University of Science and Technology of China, and a Ph.D. in electrical engineering from George Washington University.

Hailong Xiang has served as our senior vice president since October 2014 and as general manager of our search and feed related business since April 2016. He is in charge of our search and feed related business products and sales force management. Mr. Xiang joined us in February 2005 following our acquisition of Shanghai Qilang, an internet services firm established by Mr. Xiang in 2000. Mr. Xiang received his bachelor’s degree in computer science from East China Normal University.

Lee Liu currently serves as our senior vice president in charge of human resources and administration functions. Prior to joining Baidu in April 2011, Mr. Liu served as the global vice president of human resources at Motorola from 2009 to 2011. Mr. Liu joined Motorola in 1989 and served in a variety of senior roles in the United States, Singapore and mainland China. Mr. Liu received a bachelor’s and master’s degree in microelectronics from Tianjin University, and an executive MBA degree from Peking University, and a Ph.D. in economics from Southwestern University of Finance and Economics. Mr. Liu also attended the MBA program on global leadership at the University of Texas-Austin.

Haifeng Wang has served as our senior vice president in May 2018. Dr. Wang oversees our research and development efforts in artificial intelligence as well as other technology groups. From 2014 to 2017, Dr. Wang oversaw our core search products. From 2002 to 2010, Dr. Wang served as the chief research scientist at Toshiba’s R&D Center. Dr. Wang is the president of National Engineering Laboratory for Deep Learning Technology and Applications, and a fellow and the former president of the Association for Computational Linguistics (ACL) and the founding chair of ACL’s Asia-Pacific chapter in 2018. He obtained his bachelor’s, master’s, and Ph.D. degrees in computer science from the Harbin Institute of Technology.

Qi Lu has served as vice chairman of the board of directors since February 2017. Dr. Lu served as our chief operating officer from January 2017 to June 2018. Dr. Lu is currently the founding chief executive officer of Y Combinator China and head of Y Combinator Research. Prior to joining Baidu, Dr. Lu served as Microsoft’s global executive vice president, overseeing the Applications and Services Group. Dr. Lu joined Microsoft in 2009 as president of Online Services. Earlier in his career, Dr. Lu joined Yahoo! in 1998, later becoming senior vice president in charge of search and advertising technologies, and subsequently executive vice president in 2007. Dr. Lu holds both bachelor and master degrees in computer science from Fudan University in Shanghai and a Ph.D. in computer science from Carnegie Mellon University. He holds over 40 US patents and has authored many papers in his field.

James Ding has served as our independent director since our initial public offering in August 2005. Mr. Ding is currently a managing director of GSR Ventures, which focuses on early stage companies in the artificial intelligence, big data, information technology related healthcare, virtual reality/augmented reality and new media sectors. Prior to that, Mr. Ding served as a co-chairman of the board of directors of AsiaInfo-Linkage Inc., a former NASDAQ-listed company, from July 2010 to January 2014. Mr. Ding also served as the chairman of the board of AsiaInfo from April 2003 to July 2010, and has served as a member of the board since AsiaInfo’s inception in 1993. Mr. Ding served as the chief executive officer and president of AsiaInfo from 1999 to 2003 and as senior vice president and chief technology officer of AsiaInfo from 1993 to 1999. Mr. Ding currently serves as director of the board of AsiaInfo. Mr. Ding received a master’s degree in information science from the University of California, Los Angeles and a bachelor’s degree in chemistry from Peking University in China.

Brent Callinicos has served as our independent director since October 2015, and as the chairman of our audit committee since April 2016. Mr. Callinicos served as the chief operating officer and the chief financial officer of Virgin Hyperloop One from January 2017 to February 2018. Prior to that, Mr. Callinicos served as the chief financial officer of Uber Technologies Inc. from September 2013 to March 2015, and then as an advisor for 18 additional months. Prior to joining Uber, he worked at Google from January 2007 to September 2013, where he last served as vice president, treasurer and chief accountant. He also led green energy investments and financial services at Google Inc. From 1992 to 2007, he served in a variety of increasingly senior roles at Microsoft Corporation, where he last served as corporate vice-president and divisional chief financial officer of the Platforms and Services Division, and oversaw Microsoft’s Worldwide Licensing and Pricing and Microsoft

Financing. He currently serves on the board of directors of PVH Corp. (NYSE: PVH), and Rubicon Global, a private company. Mr. Callinicos is a certified public accountant. Mr. Callinicos received a bachelor’s degree from the University of North Carolina at Chapel Hill and an M.B.A. degree from the Kenan-Flagler School of Business at Chapel Hill.

Yuanqing Yang has served as our independent director since October 2015. Mr. Yang is currently the chairman and chief executive officer of Lenovo Group Limited, a Hong Kong-listed company, a director of Sureinvest Holdings Limited and Taikang Insurance Group. Mr. Yang joined Lenovo in 1989 and has led the company from the initial China-based PC maker to a diversified global technology leader. In 2011, FinanceAsia named Mr. Yang the Best CEO in China. In 2004 and 2012, Mr. Yang was named one of the “CCTV China Annual Economic Figures.” He was on Barron’s list of Best CEOs in 2013, 2014 and 2015. In 2014, Mr. Yang won an Edison Achievement Award for Innovation. Mr. Yang currently serves as a deputy to the 13th National People’s Congress of China. Mr. Yang holds a master’s degree in computer science from the University of Science and Technology of China.

B.	Compensation

In 2018, we paid an aggregate of approximately RMB85 million (US$12 million) in cash compensation and granted options to purchase an aggregate of 15,090 Class A ordinary shares and 22,477 restricted Class A ordinary shares to our executive officers as a group. We also paid an aggregate of approximately RMB452,000 (US$66,000) in cash compensation and granted options to purchase an aggregate of 13,341 restricted Class A ordinary shares to our non-executive directors as a group. Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment insurance and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Our board of directors and shareholders approved the issuance of up to 5,040,000 ordinary shares upon exercise of awards granted under our 2000 option plan. Our 2000 option plan terminated in January 2010 upon the expiration of its ten-year term. At the annual general meeting held on December 16, 2008, our shareholders approved a 2008 share incentive plan, which has reserved an additional 3,428,777 Class A ordinary shares for awards to be granted pursuant to its terms. Our 2008 share incentive plan terminated in December 2018 upon the expiration of its ten-year term. On July 20, 2018, our board of directors approved a 2018 share incentive plan, which has reserved an additional 3,443,950 Class A ordinary shares for awards to be granted pursuant to its terms. As of December 31, 2018, options to purchase an aggregate of 477,869 Class A ordinary shares and an aggregate of 1,505,426 restricted Class A ordinary shares had been granted under the 2008 and 2018 share incentive plans.

The following table summarizes, as of December 31, 2018, the outstanding options and restricted Class A ordinary shares that we had granted to our current directors and executive officers and to other individuals as a group. Each Class A ordinary share is represented by 10 ADSs.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Grant Date	Expiration Date
Robin Yanhong Li	4,247		1,058.90	January 25, 2011	January 25, 2021
	4,279		1,418.30	February 16, 2012	February 16, 2022
	10,598		1,083.00	January 31, 2013	January 31, 2023
	2,415		1,725.30	February 24, 2014	February 24, 2024
	11,977		2,146.70	February 11, 2015	February 11, 2025
	1,094		—	February 11, 2015	N/A
	43,904		2,069.00	April 16, 2015	April 16, 2025
	29,269		—	April 16, 2015	N/A
	2,638		1,582.20	February 25, 2016	February 25, 2026
	9,060		1,751.00	October 27, 2016	October 27, 2026
	1,766		—	October 27, 2016	N/A
	5,864		1,860.10	February 22, 2017	February 22, 2027
	4,140		—	February 22, 2017	N/A
	9,932		—	February 9, 2018	N/A
Herman Yu	*		0.1	February 9, 2018	February 9, 2028
	*		0.1	February 9, 2018	February 9, 2028
Ya-Qin Zhang	*		2,245.50	October 29, 2014	October 29, 2024
	*		1,751.00	October 27, 2016	October 27, 2026
	*	(1)	—	October 27, 2016	N/A
	*		1,860.10	February 22, 2017	February 22, 2027
	*	(1)	—	February 22, 2017	N/A
	*	(1)	—	February 9, 2018	N/A
Hailong Xiang	*		2,245.50	October 29, 2014	October 29, 2024
	*		1,582.20	February 25, 2016	February 25, 2026
	*	(1)	—	October 27, 2016	N/A
	*		1,751.00	October 27, 2016	October 27, 2026
	*	(1)	—	February 22, 2017	N/A
	*		1,860.10	February 22, 2017	February 22, 2027
	*	(1)	—	February 9, 2018	N/A
Lee Liu	*		1,725.30	February 24, 2014	February 24, 2024
	*	(1)	—	February 11, 2015	N/A
	*		2,146.70	February 11, 2015	February 11, 2025
	*		1,582.20	February 25, 2016	February 25, 2026
	*	(1)	—	October 27, 2016	N/A
	*		1,751.00	October 27, 2016	October 27, 2026
	*	(1)	—	February 22, 2017	N/A
	*		1,860.10	February 22, 2017	February 22, 2027
	*	(1)	—	February 9, 2018	N/A
Haifeng Wang	*	(1)	—	February 11, 2015	N/A
	*	(1)	—	February 25, 2016	N/A
	*	(1)	—	February 22, 2017	N/A
	*		1,878.60	April 27, 2017	April 27, 2027
	*	(1)	—	April 27, 2017	N/A
	*	(1)	—	February 9, 2018	N/A
	*	(1)	—	July 21, 2018	N/A
Qi Lu	*	(1)	—	February 22, 2017	N/A
	*	(1)	—	July 21, 2018	N/A
James Ding	*	(1)	—	February 9, 2018	N/A
Brent Callinicos	*	(1)	—	February 9, 2018	N/A
Yuanqing Yang	*	(1)	—	February 9, 2018	N/A
Other individuals as a group	809,536		—	—	—

*	The options and restricted shares in aggregate held by each of these directors and officers represent less than 1% of our total outstanding shares.

(1)	Restricted shares.

The following paragraphs summarize the key terms of our 2008 share incentive plan adopted on December 16, 2008 and our 2018 share incentive plan adopted on July 20, 2018:

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

2018 Share Incentive Plan

Types of Awards. We may grant the following types of awards under our 2018 share incentive plan:

•	options;

•	restricted shares;

•	restricted share units; and

•	any other form of awards granted to a participant pursuant to the 2018 plan.

Plan Administration. The compensation committee of our board of directors administers our 2018 share incentive plan, but may delegate to a committee of one or more members of our board of directors the authority to grant or amend awards to participants other than independent directors and executive officers. The compensation committee will determine the provisions and terms and conditions of each award grant, including, but not limited to, the exercise price, the grant price or purchase price, any restrictions or limitations on the award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an award, based in each case on such considerations as the committee in its sole discretion determines. The compensation committee has the sole power and discretion to cancel, forfeit or surrender an outstanding award (whether or not in exchange for another award or combination or awards).

Award Agreement. Awards granted under our 2018 share incentive plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service ends, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant ISOs only to our employees and employees of our majority-owned subsidiaries.

Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate (i) upon occurrence of a change-of-control corporate transaction where any person acquires at least 50% of the total combined voting power of our outstanding securities or the incumbent board members no longer constitute at least 50% of our board, or (ii) upon occurrence of any other change-of-control corporate transaction in which the successor entity does not assume our outstanding awards under our 2018 share incentive plan, provided that the plan participant remains an employee, consultant or member of our board of directors on the effective date of the corporate transaction. In such event, each outstanding award will become fully exercisable and all forfeiture restrictions on such award will lapse immediately prior to the specified effective date of the corporate transaction.

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

Amendment and Termination. With the approval of our board of directors, the compensation committee may at any time amend, suspend or terminate our 2018 share incentive plan. To the extent the Company decides to not to follow home country practice, Amendments to our 2018 share incentive plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations,. Any amendment, suspension or termination of our 2018 share incentive plan must not adversely affect in any material way awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2018 share incentive plan shall continue in effect for a term of ten years from the date of adoption.

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

In 2018, our audit committee held meetings or passed resolutions by unanimous written consent seven times.

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

In 2018, our compensation committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2018, our corporate governance and nominating committee passed resolutions by unanimous written consent once.

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

We had 45,887, 39,343 and 42,267 employees as of December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, we had 21,774 employees in research and development, 13,324 employees in sales and marketing, 4,926 employees in operation and service, and 2,243 employees in management and administration. As of December 31, 2018, we had 25,845 employees in Beijing, 16,080 employees outside of Beijing but within China, and 342 employees outside of China. We also hire temporary employees and contractors from time to time. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to manage our expanding operations effectively.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of January 31, 2019 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

Shares Beneficially Owned
Directors and Executive Officers:	Number(1)	%(2)
Robin Yanhong Li(3)	5,654,180	16.1%
Herman Yu	*	*
Ya-Qin Zhang	*	*
Hailong Xiang(4)	*	*
Lee Liu	*	*
Haifeng Wang	*	*
Qi Lu	*	*
James Ding(5)	*	*
Brent Callinicos(6)	*	*
Yuanqing Yang(7)	*	*
All Directors and Executive Officers as a Group(8)	5,704,475	16.3%
Principal Shareholders:
Handsome Reward Limited(9)	5,490,000	15.6%
Baillie Gifford & Co (Scottish partnership)(10)	1,811,319	5.2%

*	Less than 1% of our total outstanding Class A ordinary shares and Class B ordinary shares.
**

Except for Hailong Xiang, James Ding, Yuanqing Yang and Brent Callinicos, the business address of our directors and executive officers is c/o Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.

(1)

The number of shares beneficially owned by each named director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested or will vest within 60 days after January 31, 2019, and restricted shares held by such person that will vest within 60 days after January 31, 2019. The options and restricted shares were granted under our 2008 share incentive plan.

(2)

Percentage of beneficial ownership of each named director and executive officer is based on 34,936,512 ordinary shares (consisting of 27,735,258 Class A ordinary shares and 7,201,254 Class B ordinary shares) of our company outstanding as of January 31, 2019, the number of ordinary shares underlying options that have vested or will vest within 60 days after January 31, 2019, and the number of restricted shares that will vest within 60 days after January 31, 2019, each as held by such person as of that date.

(3)

Includes (i) 37,665 Class A Ordinary Shares directly held by Mr. Li on record, (ii) 21,481 Class A ordinary shares in the form of ADSs held in the brokerage account of the administrator of our employee stock option program, (iii) 24,193 restricted Class A Ordinary Shares that had vested as of January 31, 2019, (iv) 80,841 Class A Ordinary Shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of January 31, 2019, (v) 5,490,000 Class B Ordinary Shares held by Handsome Reward Limited, a British Virgin Islands company wholly owned and controlled by Mr. Li, and (vi) excludes 1,510,000 Class B Ordinary Shares owned by Melissa Ma, Mr. Li’s wife, who also had 2,917 ADSs in the brokerage account of the administrator of our employee stock option program and the right to acquire 870 Class A Ordinary Shares upon the vesting of restricted share units granted under the Company’s share incentive plan within 60 days after January 31, 2019, of which Mr. Li disclaims beneficial ownership.

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

(10)

Represents 1,811,319 Class A ordinary shares in the form of ADSs held by Baillie Gifford & Co (Scottish partnership), as reported on the Schedule 13G filed by Baillie Gifford & Co (Scottish partnership) on January 9, 2019. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of January 31, 2019. The address of Baillie Gifford & Co (Scottish partnership) is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

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

As of January 31, 2019, 34,936,512 of our ordinary shares were issued and outstanding. To our knowledge, approximately 80% of our total outstanding ordinary shares were held by four record shareholders in the United States, including approximately 79% held by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

As of December 31, 2016, 2017 and 2018, we had RMB357 million, RMB177 million and RMB5.1 billion (US$739 million), respectively, due from related parties. The increase of the balance from December 31, 2017 to December 31, 2018 was primarily due to the provision of loans to certain related parties, including Du Xiaoman. The decrease of the balance from December 31, 2016 to December 31, 2017 was primarily due to more timely settlement of transactions incurred in the ordinary course of business with certain investees that were determined to be related parties. The amount outstanding as of February 28, 2019 was RMB4.8 billion (US$699 million).

As of December 31, 2016, 2017 and 2018, we had RMB459 million, RMB153 million and RMB6.1 billion (US$885 million), respectively, due to related parties. The increase of the balance from December 31, 2017 to December 31, 2018 was primarily due to the borrowing of loans from certain related parties, including Du Xiaoman. The decrease of the balance from December 31, 2016 to December 31, 2017 was primarily due to more timely settlement of transactions incurred in the ordinary course of business with certain investees that were determined to be related parties. The amount outstanding as of February 28, 2019 was RMB5.4 billion (US$778 million).

In 2016, 2017 and 2018, related party transactions with Ctrip (including Qunar) mainly comprised the online marketing services that we provided to Ctrip (including Qunar), which were in the total amount of RMB631 million, RMB750 million and RMB774 million (US$113 million), respectively.

In August 2018, we completed the divestiture of Du Xiaoman, following which we recognized our minority equity interest in Du Xiaoman as an equity method investment and Du Xiaoman became a related party. For the year ended December 31, 2018, related party transactions with Du Xiaoman mainly comprised the online marketing services that we provided to Du Xiaoman, which was in the total amount of RMB254 million (US$37 million), and loan transactions. In 2018, we provided multiple short-term loans to Du Xiaoman in the amount of RMB12.0 billion (US$1.7 billion) with interest rates ranging from 5.00% to 7.00%. As of December 31, 2018, all short-term loans extended to Du Xiaoman have been repaid in full. In 2018, we provided three term loans to Du Xiaoman in the amount of RMB3.8 billion (US$559 million) with terms ranging from two to five years, which are intended for working capital purposes. These loans bear interests rates ranging from 4.28% to 5.00%. The amount outstanding as of February 28, 2019 was RMB3.8 billion (US$559 million), In 2018, Du Xiaoman provided us with two term loans in the amount of RMB3.4 billion (US$487 million) with terms of three and five years, which are intended for general corporate purposes. These loans bear interests rates ranging from 3.78% to 4.28%. The amount outstanding as of February 28, 2019 was RMB3.4 billion (US$487 million).

In 2016, 2017 and 2018, with the approval from our board of directors, we reimbursed Mr. Robin Yanhong Li the fees and expenses incurred in connection with his use of an aircraft beneficially owned by his family member for our business purposes. The hourly rate for use of the aircraft was determined based on an analysis of market rates for the charter of comparable aircrafts. The service charges for the use of the aircraft for 2016, 2017 and 2018 were insignificant.

Share Options and Restricted Shares Grants

Please refer to “Item 6.B. Directors, Senior Management and Employees—Compensation.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we have been involved in litigation or other disputes regarding, among other things, copyright and trademark infringement, defamation, unfair competition and labor disputes. Our search results provide links to materials, and our P4P, Baidu WenKu, Baidu Post Bar, Baidu Encyclopedia, Baidu Knows, Baidu Feed, iQIYI and certain other products or services may contain materials, in which others may allege to own copyrights, trademarks or image rights or which others may claim to be defamatory or objectionable.

In 2018, 3,097 complaints were filed against us before various courts in China, and the aggregate amount of the damages sought in these complaints totals approximately RMB746 million (US$109 million). As of December 31, 2018, 2,165 cases against us were pending before various courts in China. The aggregate amount of damages sought under these pending cases is approximately RMB1.2 billion (US$176 million). In 2018, three complaints were filed against us before various courts outside China, and the aggregate amount of the damages sought in these complaints totals approximately RMB76.3 billion (US$11.1 billion). As of December 31, 2018, 11 cases against us were pending before various courts outside China. The aggregate amount of damages sought under these pending cases is approximately RMB76.3 billion (US$11.1 billion).

In November 2018, an individual, together with his related company, filed a complaint for acts of defamation and liber per se, commercial disparagement, tortious inference with prospective business relations, intentional infliction of emotional distress and civil conspiracy against, among others, us and Robin Yanhong Li in his capacity as our chairman and chief executive officer in the Supreme Court of The State of New York. The complaint alleges, among other things, that the defendant parties published articles containing false and defamatory statements concerning the plaintiffs. The complaint seeks damages in an aggregate amount of US$11 billion, including US$10 billion punitive damages. The action remains in a very preliminary stage. We believe the case is without merit and intend to defend ourselves vigorously.

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

The following are summaries of material provisions of our third amended and restated memorandum and articles of association, as well as the Companies Law (2018 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2018 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder (as defined in our articles of association), such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. In addition, if at any time our chairman and chief executive officer, Robin Yanhong Li, and his affiliates collectively own less than 5% of the total number of the issued and outstanding Class B ordinary shares, each issued and outstanding Class B ordinary share shall be automatically and immediately converted into one share of Class A ordinary share, and we shall not issue any Class B ordinary shares thereafter.

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	persons that elect to mark their securities to market;

•	tax-exempt entities;

•	persons liable for the alternative minimum tax;

•	regulated investment companies;

•	certain expatriates or former long-term residents of the United States;

•	governments or agencies or instrumentalities thereof;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our voting power or value;

•	persons who are required to recognize income for U.S. federal income tax purposes no later than when such income is taken into account in applicable financial statements;

•	persons whose functional currency is other than the U.S. dollar; or

•	persons who acquired our ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

U.S. Holders are urged to consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state, local and foreign tax consequences to them of ownership and disposition of our ADSs or ordinary shares.

The discussion below of the U.S. federal income tax consequences will apply if you are a “U.S. Holder.” You are a “U.S. Holder” if you are the beneficial owner of our ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	a citizen or individual resident of the United States;

•

a corporation (or other entity subject to tax as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold our ADSs, you will be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or foreign tax laws or the Medicare tax on certain net investment income. We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”), or an opinion as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of our ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under U.S. federal income tax principles). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders (including individual U.S. Holders), dividends may be taxed at the lower applicable capital gains rate provided that (i) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and the PRC, or the Treaty, (ii) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or for the preceding taxable year, (iii) certain holding period requirements are met and (iv) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the NASDAQ Global Select Market will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, you may be able to obtain a reduced rate of PRC withholding taxes under the Treaty. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which you elect to do so for all creditable foreign income taxes. You should consult your tax advisor regarding the creditability of any PRC tax.

Sale, Exchange or Other Disposition of the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

A non-U.S. corporation, such as our own, is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares. Although the law in this regard is not entirely clear, we treat our variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to receive economic benefits that could potentially be significant to them and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2019 and for subsequent taxable years.

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2018. However, given the lack of authority and the highly factual nature of the analyses, no assurance can be given. Our PFIC status for the current taxable year ending December 31, 2019 will not be determinable until the close of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year (or any future taxable year).

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a mark-to-market election as discussed below. Distributions you receive in a taxable year that are greater than

125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or “regularly traded,” on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed on the NASDAQ Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, if you are a holder of our ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC. However, a mark-to-market election may not be made with respect to our ordinary shares as they are not marketable stock. If you make a valid mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. Such deductions, however, are allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

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

If you hold our ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file an annual information report containing such information as the U.S. Treasury may require.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in our ADSs or ordinary shares.

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

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. For example, as of December 31, 2018 we had RMB101.7 billion (US$14.8 billion) fixed-income short-term investments, with a weighted average duration of approximately 0.5 years. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of approximately RMB196 million (US$28 million) in the fair value of our fixed-income short-term investments as of December 31, 2018. We have not been, and do not expect to be, exposed to material interest rate risks relating to our investment in short-term instruments, and therefore have not used any derivative financial instruments to manage such interest risk exposure.

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

Foreign Exchange Risk

Most of our revenues and costs are denominated in RMB, while a portion of our cash and cash equivalents, restricted cash, short-term financial assets, long-term investments, long-term loans payable, notes payable and convertible senior notes are denominated in U.S. dollars. Any significant revaluation of RMB against the U.S. dollar may materially affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material and adverse effect on our results of operations and the value of your investment.” In addition, we commenced operation in Japan in late 2007. To the extent we need to make capital injections into our Japan operation by converting U.S. dollars into Japanese Yen, we will be exposed to the fluctuations in the exchange rate between the U.S. dollar and the Japanese Yen. We have not used any derivative financial instruments to hedge exposure to foreign exchange risk.

The RMB depreciated by 5% against the U.S. dollar in 2018. As of December 31, 2018, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB104.0 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$5.4 billion. Assuming we had converted RMB104.0 billion into U.S. dollars at the exchange rate of RMB6.8755 for US$1.00 as of the end of 2018, our U.S. dollar cash balance would have been US$20.5 billion. If the RMB had appreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$22.2 billion instead. Assuming we had converted US$5.4 billion into RMB at the exchange rate of RMB6.8755 for US$1.00 as of the end of 2018, our RMB cash balance would have been RMB141.2 billion. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB137.5 billion instead. In addition, we had U.S. dollar-denominated long-term loans payable, notes payable and convertible senior notes of US$9.0 billion as of December 31, 2018. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB6.2 billion (US$900 million) in the value of our U.S. dollar-denominated long-term loans payable and notes payable as of December 31, 2018.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The Bank of New York Mellon is the depositary of our ADS program. A holder of ADSs may have to pay certain fees of The Bank of New York Mellon, as depositary, and certain taxes, registration and transfer charges and fees and governmental charges and fees. The depositary collects fees for delivery and surrender of ADSs directly from holders depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to holders by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing holders or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to deliver ADSs or deposited shares or to forward any distributions until its fees for those services are paid. The Depositary’s Office is located at 240 Greenwich Street, New York, New York 10286.

Persons depositing or withdrawing shares must pay:	For:
US$5.00 or less per 100 ADSs (or portion thereof)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

US$5.00 or less per 100 ADS (or portion thereof)	• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 or less per ADS (or portion thereof)	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.02 or less per ADS (or portion thereof) per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2019, we are expecting to receive certain insignificant amount of reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2018, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	2017 (RMB in thousands)	2018 (RMB in thousands)
Audit fees(1)	20,313	29,074
Audit-related fees(2)	300	4,697
Tax fees(3)	209	208

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2017 and 2018, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	“Audit-related fees” means fees billed in 2017 and 2018 for professional services rendered by our principal auditors associated with certain due diligence projects.
(3)

“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning. In 2017 and 2018, the tax fees refer to fees paid to our principal auditors for reviewing the compliance of our tax documentation and providing tax advices.

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

On June 26, 2018, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1.0 billion of our ADSs or ordinary shares over 12 months from June 27, 2018 through June 26, 2019. The share repurchase program was publicly announced on June 27, 2018. The table below is a summary of the shares repurchased by us in 2018. All shares were repurchased in the open market pursuant to the share repurchase program announced on June 27, 2018.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
June 1 – June 30, 2018	778,448	US$	239.98	778,448	US$	813,188,360
August 1 – August 31, 2018	1,293,200	US$	232.29	1,293,200	US$	512,786,923
September 1 – September 30, 2018	2	US$	231.86	2	US$	512,786,460
Total	2,071,650	US$	235.18	2,071,650	US$	512,786,460

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2018. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals. In the third quarter of 2018, our board of directors approved a 2018 share incentive plan. We relied on home country practice exemption and did not convene a shareholder meeting to approve the 2018 share incentive plan. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the adoption of a stock option or other equity compensation arrangement, or an amendment to the stock option or other equity compensation plan.

Other than the practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.

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

Exhibit Number	Description of Document

2.13	Form of 3.00% Notes due 2020 (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on July 2, 2015)

2.14	Form of 4.125% Notes due 2025 (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on July 2, 2015)

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

2.18

Sixth Supplemental Indenture dated March 29, 2018 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on November 15, 2018)

2.19	Form of 3.875% Notes due 2023 (incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on November 15, 2018)

2.20	Form of 4.375% Notes due 2028 (incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on November 15, 2018)

2.21

Seventh Supplemental Indenture dated November 14, 2018 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.8 to Form 6-K furnished with the Securities and Exchange Commission on November 15, 2018)

2.22	Form of 4.375% Notes due 2024 (incorporated by reference to Exhibit 4.8 to Form 6-K furnished with the Securities and Exchange Commission on November 15, 2018)

2.23	Form of 4.875% Notes due 2028 (incorporated by reference to Exhibit 4.8 to Form 6-K furnished with the Securities and Exchange Commission on November 15, 2018)

2.24*	Indenture dated December 4, 2018 between iQIYI, Inc. and Citicorp International Limited, as trustee

2.25*	Form of 3.75% Notes due 2023

4.1	2000 Option Plan (amended and restated effective December 16, 2008) (incorporated by reference to Exhibit 99.3 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

4.2	2008 Share Incentive Plan (incorporated by reference to Exhibit 99.4 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

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

4.7

Translation of Software License Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.5 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.8

Translation of Web Layout Copyright License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 99.8 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.9

Translation of Proxy Agreement dated August  9, 2004 among Baidu Online, Baidu Netcom, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.9 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.10*

English summary of the form of Exclusive Technology Consulting and Services Agreement/Exclusive Business Cooperation Agreement between a subsidiary of the Registrant and a consolidated affiliated PRC entity

4.11*	English summary of the form of Operating Agreement among a subsidiary of the Registrant, a consolidated affiliated PRC entity and the shareholders of consolidated PRC entity

4.12*

English summary of the form of Web Layout Copyright License Agreement, Software License Agreement and Trademark License Agreement between a subsidiary of the Registrant and a consolidated affiliated PRC entity

4.13*

English summary of the form of Proxy Agreement/Power of Attorney among a subsidiary of the Registrant, a consolidated affiliated PRC entity and the shareholders of the consolidated affiliated PRC entity

4.14*	English summary of the form of Equity Pledge Agreement between a subsidiary of the Registrant and the shareholder of a consolidated affiliated PRC entity

4.15*

English summary of the form of Exclusive Equity Purchase Option Agreement among a subsidiary of the Registrant, a consolidated affiliated PRC entity, the shareholders of a consolidated affiliated PRC entity and an offshore Holding company (if applicable)

4.16*	English summary of the form of Loan Agreement between a subsidiary of the Registrant and the shareholder of a consolidated affiliated PRC entity

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

4.21

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

4.24

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

4.26

Translation of the supplementary agreement to the Software License Agreement between Baidu Online and Baidu Netcom dated August 15, 2013 (incorporated by reference to Exhibit 4.65 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

4.27

Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and Beijing Perusal dated August 15, 2013 (incorporated by reference to Exhibit 4.66 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

4.28

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

4.30

Translation of the Equity Transfer Agreements between Jiping Liu and Zhixiang Liang, between Jiping Liu and Xiaodong Wang, and between Yazhu Zhang and Xiaodong Wang, all dated May 3, 2016 (incorporated by reference to Exhibit 4.36 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.31

Translation of Proxy Agreement among Zhixiang Liang and Baidu Online and of Proxy Agreement among Xiaodong Wang and Baidu Online, both dated May 3, 2016 (incorporated by reference to Exhibit 4.37 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.32

Translation of the Operating Agreement among Baidu Online, Beijing Perusal, Zhixiang Liang, and Xiaodong Wang, dated May 3, 2016 (incorporated by reference to Exhibit 4.38 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

Exhibit Number	Description of Document

4.33

Translation of the Amended and Restated Equity Pledge Agreements between Baidu Online and Zhixiang Liang, and between Baidu Online and Xiaodong Wang, both dated June 20, 2016 (incorporated by reference to Exhibit 4.39 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.34

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

4.42

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

4.46

Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreement among Baidu Online, Yanhong Li and Baidu Netcom dated January 18, 2017 (incorporated by reference to Exhibit 4.52 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.47

Translation of Irrevocable Power of Attorney issued by Robin Yanhong Li, an individual shareholder of Baidu Netcom, dated June 13, 2016 (incorporated by reference to Exhibit 4.53 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.48

Translation of Irrevocable Power of Attorney issued by Hailong Xiang, an individual shareholder of Baidu Netcom, dated June 13, 2016 (incorporated by reference to Exhibit 4.54 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.49

Standstill Agreement between Baidu, Inc. and Ctrip.com International, Ltd. dated October 26, 2015 (incorporated by reference to Exhibit 3 of our Report on Schedule 13D filed with the Securities and Exchange Commission with respect to Ctrip.com International, Ltd. on November 4, 2015)

4.50

Registration Rights Agreement between Baidu Holdings Limited and Ctrip.com International, Ltd. dated October 26, 2015 (incorporated by reference to Exhibit 4 of our Report on Schedule 13D filed with the Securities and Exchange Commission with respect to Ctrip.com International, Ltd. on November 4, 2015)

4.51

US$2,000,000,000 Facilities Agreement between the Registrant and other parties thereto dated June 8, 2016 (incorporated by reference to Exhibit 4.68 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.52*

Share Purchase Agreement among Ali Panini Investment Limited, certain individuals, their respective holding companies, and selling shareholders party thereto, Ali Panini Investment Holding Limited and Rajax Holding, dated April 2, 2018

4.53

Merger Agreement among Rajax Holding, Rajax Merger Sub Limited, Xiaodu Life Technology Ltd and Baidu (Hong Kong) Limited, dated August 24, 2017 (incorporated by reference to Exhibit 4.67 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2018)

4.54*

Share Purchase Agreement among Baidu Holdings Limited, Baidu (Hong Kong) Limited, 91 Wireless Websoft Limited and certain investors party thereto, dated April 28, 2018 and as amended on August 21, 2018

4.55*	Amended and Restated Shareholders Agreement among Baidu Holdings Limited, Baidu (Hong Kong) Limited, Duxiaoman (Cayman) Limited and certain investors party thereto, dated November 17, 2018

4.56*	2018 Share Incentive Plan

4.57*	Translation of the Termination Agreement of Current Control Contracts among Baidu Online, Baidu Netcom, Robin Yanhong Li, Hailong Xiang and Baidu, Inc. dated March 31, 2018

4.58*	Translation of the Amended and Restated Loan Agreement between Baidu Online and Hailong Xiang dated May 7, 2018

4.59*	Translation of the Amended and Restated Loan Agreement between Baidu Online and Yanhong Li dated May 7, 2018

4.60*	Translation of the Proxy Agreement between Robin Yanhong Li and Baidu, Inc. dated March 31, 2018

4.61*	Translation of the Proxy Agreement between Hailong Xiang and Baidu, Inc. dated March 31, 2018

Exhibit Number	Description of Document

4.62*	Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreement among Baidu, Inc., Baidu Netcom, Baidu Online and Hailong Xiang dated May 7, 2018

4.63*	Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreement among Baidu, Inc., Baidu Netcom, Baidu Online and Yanhong Li dated May 7, 2018

4.64*	Translation of Irrevocable Power of Attorney issued by Robin Yanhong Li, an individual shareholder of Baidu Netcom, March 31, 2018

4.65*	Translation of Irrevocable Power of Attorney issued by Hailong Xiang, an individual shareholder of Baidu Netcom, dated March 31, 2018

4.66*	Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Hailong Xiang dated May 7, 2018

4.67*	Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Yanhong Li dated May 7, 2018

4.68*	Translation of the Termination Agreement of Current Control Contracts among Baidu Online, Beijing Perusal, Zhixiang Liang, Xiaodong Wang, and Baidu, Inc. dated March 31, 2018

4.69*	Translation of the Loan Agreements between Baidu Online and Zhixiang Liang, and between Baidu Online and Xiaodong Wang, both dated March 31, 2018

4.70*	Translation of Proxy Agreements between Zhixiang Liang and Baidu, Inc., and between Xiaodong Wang and Baidu, Inc., dated March 31, 2018

4.71*	Translation of Irrevocable Power of Attorney issued by Zhixiang Liang, an individual shareholder of Beijing Perusal, March 31, 2018

4.72*	Translation of Irrevocable Power of Attorney issued by Xiaodong Wang, an individual shareholder of Beijing Perusal, March 31, 2018

4.73*	Translation of the Exclusive Equity Purchase and Transfer Option Agreement among Baidu, Inc., Baidu Online, Zhixiang Liang and Beijing Perusal, dated March 31, 2018

4.74*	Translation of the Exclusive Equity Purchase and Transfer Option Agreement among Baidu, Inc., Baidu Online, Xiaodong Wang and Beijing Perusal, dated March 31, 2018

4.75*	Translation of the Termination Agreement of Current Control Contracts among Baidu Online, Beijing Perusal, Zhixiang Liang, Xiaodong Wang, and Baidu, Inc. dated June 28, 2018

4.76*	Translation of the Equity Transfer Agreements between Xiaodang Wang and Lu Wang, dated June 28, 2018

4.77*	Translation of the Operating Agreement among Baidu Online, Beijing Perusal, Zhixiang Liang, and Lu Wang, dated June 28, 2018

4.78*	Translation of the Loan Agreement between Baidu Online and Lu Wang, dated June 28, 2018

4.79*	Translation of Proxy Agreement between Lu Wang and Baidu, Inc., dated June 28, 2018

4.80*	Translation of Irrevocable Power of Attorney issued by Lu Wang, an individual shareholder of Beijing Perusal, dated June 28, 2018

4.81*	Translation of the Exclusive Equity Purchase and Transfer Option Agreements among Baidu, Inc., Baidu Online, Lu Wang and Beijing Perusal, dated June 28, 2018

4.82*	Translation of the Pledge Agreement between Baidu Online and Lu Wang, dated June 28, 2018

4.83*

Translation of the Termination Agreement of Current Control Contracts among Baidu, Inc, Baidu Online, BaiduPay, Zhixiang Liang, Baidu Netcom, An Yi Heng Tong (Beijing) Co., Ltd., and Hailong Xiang, dated July 8, 2018

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

Date: March 15, 2019

BAIDU, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Baidu, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Baidu, Inc. (the “Company”) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Baidu, Inc. at December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 15, 2019 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers using a modified retrospective approach and its method for accounting for the recognition, measurement, presentation and disclosure of certain equity securities in the year ended December 31, 2018.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2007.

Beijing, The People’s Republic of China

March 15, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Baidu, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Baidu, Inc.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Baidu, Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2017 and 2018, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes of the Company and our report dated March 15, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China
March 15, 2019

BAIDU, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2017	2018	2018
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		11,084	27,638	4,020
Restricted cash		252	2,189	318
Short-term investments	4	89,381	111,626	16,235
Other invested securities	4	18,350	—	—
Accounts receivable, net of allowance of RMB316 and RMB599 (US$87) for 2017 and 2018, respectively	5	4,571	6,015	875
Loans and interest receivable, current portion net of allowances of RMB660 and RMB nil (US$ nil) for 2017 and 2018, respectively		23,938	—	—
Amounts due from related parties	20	168	785	114
Other current assets, net	6	3,425	6,841	995

Total current assets		151,169	155,094	22,557

Non-current assets:
Fixed assets, net	7	12,475	17,903	2,604
Intangible assets, net	8	5,467	9,181	1,335
Goodwill	8	15,806	18,536	2,696
Long-term investments, net	4	56,283	80,454	11,702
Deferred tax assets, net	13	1,532	2,324	338
Loans and interest receivable, non-current portion net of allowances of RMB104 and RMB nil (US$ nil) for 2017 and 2018, respectively		3,467	—	—
Amounts due from related parties	20	9	4,297	625
Other non-current assets		5,520	9,777	1,422

Total non-current assets		100,559	142,472	20,722

Total assets		251,728	297,566	43,279

LIABILITIES AND EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB18,775 and RMB19,851 (US$2,887) as of December 31, 2017 and 2018, respectively):	1
Short-term loans	10	1,244	3,046	443
Accounts payable and accrued liabilities	9	27,523	35,381	5,147
Amounts due to the third-party investors		38,486	—	—
Customer advances and deposits		6,785	7,338	1,067
Deferred revenue		788	1,883	274
Deferred income		568	523	76
Long-term loans, current portion	10	10	84	12
Notes payable, current portion	11	6,500	6,871	999
Amounts due to related parties	20	153	1,727	251

Total current liabilities		82,057	56,853	8,269

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB5,151 and RMB11,790 (US$1,715) as of December 31, 2017 and 2018, respectively):	1
Deferred revenue		—	1,309	190
Deferred income		73	54	8
Long-term loans	10	6,701	7,456	1,084
Notes payable	11	29,111	42,735	6,216
Convertible senior notes	12	—	4,712	685
Deferred tax liabilities	13	3,375	4,099	596
Amounts due to related parties	20	—	4,360	634
Other non-current liabilities		39	236	34

Total non-current liabilities		39,299	64,961	9,447

Total liabilities		121,356	121,814	17,716

Commitments and contingencies	15
Redeemable noncontrolling interests	16	11,022	716	104
Equity
Class A ordinary shares, par value US$0.00005 per share, 825,000,000 shares authorized as at December 31, 2017 and 2018; 27,614,978 shares and 27,733,692 shares issued and outstanding as at December 31, 2017 and 2018, respectively	17	—	—	—
Class B ordinary shares, par value US$0.00005 per share, 35,400,000 shares authorized as at December 31, 2017 and 2018; 7,201,254 shares and 7,201,254 shares issued and outstanding as at December 31, 2017 and 2018, respectively	17	—	—	—
Additional paid-in capital		12,088	33,441	4,864
Retained earnings	17	102,328	129,246	18,798
Accumulated other comprehensive income	17	930	210	31

Total Baidu, Inc. shareholders’ equity		115,346	162,897	23,693

Noncontrolling interests		4,004	12,139	1,766

Total equity		119,350	175,036	25,459

Total liabilities, redeemable noncontrolling interests and equity		251,728	297,566	43,279

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the Years Ended December 31,
	Notes	2016	2017	2018	2018
		RMB	RMB	RMB	US$
Revenues:
Online marketing services		64,525	73,146	81,912	11,914
Others		6,024	11,663	20,365	2,962

Total revenues	2	70,549	84,809	102,277	14,876

Operating costs and expenses:
Cost of revenues		35,278	43,062	51,744	7,526
Selling, general and administrative		15,071	13,128	19,231	2,797
Research and development		10,151	12,928	15,772	2,294

Total operating costs and expenses		60,500	69,118	86,747	12,617

Operating profit		10,049	15,691	15,530	2,259

Other income:
Interest income		2,342	3,154	4,451	647
Interest expense		(1,158)	(1,615)	(1,883)	(274)
Foreign exchange income (loss), net		508	(482)	(122)	(18)
Loss from equity method investments	4	(1,026)	(63)	(79)	(11)
Others, net	4	3,794	4,598	9,428	1,371

Total other income, net		4,460	5,592	11,795	1,715

Income before income taxes		14,509	21,283	27,325	3,974
Income taxes	13	2,913	2,995	4,743	690

Net income		11,596	18,288	22,582	3,284

Less: net income (loss) attributable to noncontrolling interests		(36)	(13)	(4,991)	(726)

Net income attributable to Baidu, Inc.		11,632	18,301	27,573	4,010

Earnings per share for Class A and Class B ordinary shares:	18
Basic		319.47	527.51	786.36	114.37
Diluted		318.62	524.08	780.27	113.49
Earnings per ADS (1 Class A ordinary share equals 10 ADSs):	18
Basic		31.95	52.75	78.64	11.44
Diluted		31.86	52.41	78.03	11.35
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic		34,665,238	34,725,123	34,898,589	34,898,589
Diluted		34,757,086	34,952,391	35,171,043	35,171,043
Other comprehensive (loss) income:	17
Foreign currency translation adjustments		(593)	803	194	28
Unrealized (losses) gains on available-for-sale investments, net of reclassification		(57)	1,575	92	14

Other comprehensive (loss) income, net of tax		(650)	2,378	286	42

Comprehensive income		10,946	20,666	22,868	3,326

Less: comprehensive income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests		291	(348)	(3,985)	(580)

Comprehensive income attributable to Baidu, Inc.		10,655	21,014	26,853	3,906

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	11,596	18,288	22,582	3,284
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of fixed assets and computer parts	3,451	3,805	3,730	543
Gain on disposal of fixed assets	(84)	(30)	(51)	(7)
Amortization of intangible assets and licensed copyrights	4,876	7,943	12,457	1,812
Deferred income tax, net	(14)	(756)	(761)	(111)
Share-based compensation	1,760	3,244	4,676	681
Provision for doubtful accounts	269	585	451	66
Investment income	(4,971)	(3,244)	(7,648)	(1,112)
Amortization and impairment of assets	421	2,358	3,655	532
Loss from equity method investments	1,026	63	79	11
Gain on disposal of subsidiaries	(1,247)	(5,550)	(5,525)	(804)
Barter transaction revenue	(382)	(763)	(1,083)	(158)
Other non-cash (income) expenses	(463)	362	124	18
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts receivable	(238)	(721)	(1,611)	(234)
Amounts due from related parties	1,594	178	527	77
Other assets	237	1,259	(1,333)	(195)
Customer advances and deposits	646	763	510	74
Accounts payable and accrued liabilities	4,092	5,100	4,094	595
Deferred revenue	221	203	402	58
Deferred income	17	47	(64)	(9)
Amounts due to related parties	(327)	(306)	756	110

Net cash generated from operating activities	22,480	32,828	35,967	5,231

Cash flows from investing activities:
Acquisition of fixed assets	(4,189)	(4,779)	(8,772)	(1,276)
Acquisition of computer parts	(26)	(50)	(89)	(13)
Disposal of fixed assets	55	44	43	6
Acquisition of businesses, net of cash acquired	—	(553)	(1,978)	(288)
Acquisition of intangible assets	(6,296)	(9,122)	(13,501)	(1,964)
Purchases of held-to-maturity investments	(47,634)	(56,150)	(27,640)	(4,020)
Maturities of held-to-maturity investments	46,143	49,580	49,040	7,133
Purchases of available-for-sale investments	(182,342)	(209,628)	(284,149)	(41,328)
Sales and maturities of available-for-sale investments	173,821	198,517	239,861	34,886
Purchases of other long-term investments	(4,005)	(12,499)	(9,891)	(1,439)
Sales of other long-term investments	303	19	2,524	367
Cash distribution from long-term investments	5	13	47	7
Disposal of subsidiaries’ shares	275	1,431	5,581	812
Loans provided to related parties	—	—	(8,632)	(1,255)
Repayment of loans provided to related parties	—	—	12,270	1,785
Micro loan origination and disbursement	(7,920)	(63,597)	(35,824)	(5,210)
Principal payments received on micro loans	3,556	40,075	38,063	5,536
Purchases of other invested securities	(8,968)	(38,167)	(16,362)	(2,380)
Sales and maturities of other invested securities	1,311	27,917	24,949	3,629

Net cash used in investing activities	(35,911)	(76,949)	(34,460)	(5,012)

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term loans	3,252	751	3,787	551
Repayments of short-term loans	(1,940)	(826)	(1,055)	(153)
Proceeds from long-term loans	6,633	299	1,168	170
Repayments of long-term loans	(1,042)	(3,330)	(98)	(14)
Loans borrowed from related parties	—	—	3,732	543
Payments of capital lease obligation	(53)	(8)	—	—
Proceeds from issuance of long-term notes, net of issuance costs	—	9,909	18,050	2,626
Repayment of long-term notes	—	(4,957)	(6,846)	(996)
Proceeds from issuance of convertible notes, net of issuance costs	—	8,463	5,035	732
Purchase of capped call	—	—	(465)	(68)
Proceeds from issuance of subsidiaries’ shares	661	4,046	15,689	2,282
Repurchase of ordinary shares	—	(1,723)	(3,312)	(482)
Proceeds from exercise of share options	176	453	676	98
Proceeds from third-party investors for sale of financial products	10,426	101,189	15,143	2,202
Repayment to third-party investors for sale of financial products	(3,666)	(82,987)	(33,376)	(4,854)
Proceeds from secured borrowings from third-party financial institutions	—	16,008	10,380	1,510
Repayment of secured borrowings from third-party financial institutions	—	(2,730)	(13,426)	(1,953)

Net cash generated from financing activities	14,447	44,557	15,082	2,194

Effect of exchange rate changes on cash, cash equivalents and restricted cash	144	(316)	1,902	276

Net increase in cash, cash equivalents and restricted cash	1,160	120	18,491	2,689

Cash, cash equivalents and restricted cash at beginning of the year	10,056	11,216	11,336	1,649

Cash, cash equivalents and restricted cash at end of the year	11,216	11,336	29,827	4,338

Supplemental disclosures:
Interest paid	1,111	1,205	1,579	230
Income taxes paid	2,402	3,300	5,509	801
Non-cash investing and financing activities:
Acquisition of fixed assets included in accounts payable and accrued liabilities	903	1,167	1,516	220
Acquisition of licensed copyrights included in accounts payable and accrued liabilities	2,195	4,040	6,337	922
Acquisition of licensed copyrights from nonmonetary content exchanges	385	782	642	93
Non-cash acquisitions of investments	2,963	765	764	111

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares)

	Attributable to Baidu, Inc.					Noncontrolling interests	Total shareholders’ equity
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2015	34,606,462	—	6,402	74,659	(806)	11	80,266
Net income	—	—	—	11,632	—	(36)	11,596
Other comprehensive (loss) income	—	—	—	—	(977)	2	(975)
Exercise of share-based awards	120,343	—	173	—	—	—	173
Share-based compensation	—	—	1,748	—	—	—	1,748
Accretion of redeemable noncontrolling interests	—	—	—	(557)	—	—	(557)

Balances at December 31, 2016	34,726,805	—	8,323	85,734	(1,783)	(23)	92,251

Net income	—	—	—	18,301	—	(13)	18,288
Other comprehensive income	—	—	—	—	2,713	—	2,713
Issuance of shares by the Company’s subsidiaries	—	—	42	—	—	4,004	4,046
Acquisition of noncontrolling interests in a subsidiary	—	—	5	—	—	(5)	—
Exercise of share-based awards	235,210	—	454	—	—	—	454
Share-based compensation	—	—	3,264	—	—	—	3,264
Accretion of redeemable noncontrolling interests	—	—	—	17	—	—	17
Repurchase and retirement of ordinary shares	(145,783)	—	—	(1,724)	—	—	(1,724)
Disposal of subsidiaries’ shares	—	—	—	—	—	41	41

Balances at December 31, 2017	34,816,232	—	12,088	102,328	930	4,004	119,350

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares)

	Attributable to Baidu, Inc.
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total shareholders’ equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2017	34,816,232	—	12,088	102,328	930	4,004	119,350
Cumulative effect of accounting change	—	—	—	2,787	(1,854)	—	933
Net income	—	—	—	27,573	—	(4,991)	22,582
Other comprehensive income	—	—	—	—	1,134	1,006	2,140
Business combinations	—	—	75	—	—	1,312	1,387
Issuance of shares by the Company’s subsidiaries	—	—	14,984	—	—	(733)	14,251
Exercise of share-based awards	325,879	—	689	—	—	—	689
Share-based compensation	—	—	4,340	—	—	217	4,557
Accretion of redeemable noncontrolling interests	—	—	—	(130)	—	(16)	(146)
Repurchase and retirement of ordinary shares	(207,165)		—	(3,312)	—	—	(3,312)
Disposal of subsidiaries’ shares	—	—	1,323	—	—	235	1,558
Conversion of iQIYI preferred shares recognized as redeemable noncontrolling interests to ordinary shares	—	—	—	—	—	11,150	11,150
Equity component of convertible senior notes, net of issuance costs	—	—	206	—	—	156	362
Purchase of capped call	—	—	(264)	—	—	(201)	(465)

Balances at December 31, 2018	34,934,946	—	33,441	129,246	210	12,139	175,036

Balances at December 31, 2018, in US$		—	4,864	18,798	31	1,766	25,459

The accompanying notes are an integral part of the consolidated financial statements

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS

Baidu, Inc. (“Baidu” or the “Company”) was incorporated under the laws of the Cayman Islands on January 18, 2000. The Company, its subsidiaries, VIEs and subsidiaries of the VIEs are hereinafter collectively referred to as the “Group.”

As of December 31, 2018, the Company has subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Hong Kong, Japan, Cayman Islands and British Virgin Islands (“BVI”). As of December 31, 2018, the Company also effectively controls a number of variable interest entities (“VIEs”) through the Primary Beneficiaries, as defined below. The VIEs include:

•	Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”), controlled by the Company;

•	Beijing Perusal Technology Co., Ltd. (“Beijing Perusal”), controlled by the Company; and

•	Other VIEs controlled by the Company or the Company’s subsidiaries, including VIEs of iQIYI, Inc. (“iQIYI VIEs”)

The Group offers online marketing services, operates AI-powered new business initiatives, and operates an online video platform offering membership services of its content library and online marketing services. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own, but conducts its primary business operations through its subsidiaries and VIEs in the PRC.

PRC laws and regulations prohibit or restrict foreign ownership of internet content, advertising, audio and video services, and mobile application distribution businesses. To comply with these foreign ownership restrictions, the Group operates its websites and primarily provides services subject to such restriction in the PRC through the VIEs, the PRC legal entities that were established or whose equity shares were held by the individuals authorized by the Group. The paid-in capital of the VIEs was mainly funded by the Company or its subsidiaries through loans extended to the authorized individuals who were the shareholders of the VIEs. The Company or its subsidiaries have entered into proxy agreements or powers of attorney and exclusive equity purchase option agreement with the VIEs and nominee shareholders of the VIEs through the Company or its subsidiaries (“Primary Beneficiaries”), which give the Primary Beneficiaries the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIEs through the Primary Beneficiaries or their subsidiaries in the PRC, which obligate the Primary Beneficiaries to absorb losses or receive economic benefits of the VIEs’ that could potentially be significant to the VIEs or entitle the Primary Beneficiaries to receive economic benefits from the VIEs that could potentially be significant to the VIEs. In addition, the Company or its subsidiaries have entered into certain agreements with the shareholders of the VIEs through the Primary Beneficiaries or their subsidiaries, including loan agreements for the paid-in capital of the VIEs and equity pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs.

Despite the lack of legal majority ownership, there exists a parent-subsidiary relationship between the Primary Beneficiaries and the VIEs through the aforementioned agreements with the shareholders of the VIEs. The shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Primary Beneficiaries. In addition, through the other exclusive agreements, which consist of operating agreements, technology consulting and services agreements and license agreements, the Primary Beneficiaries, by themselves or their subsidiaries in the PRC, demonstrate their ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the VIEs. The VIEs are subject to operating risks, which determine the variability of the Company’s interest in those entities. Based

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

on these contractual arrangements, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) Topic 810, Consolidation.

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

The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the Primary Beneficiaries before the amendments made in March 2018 are further described below.

Loan Agreements

Pursuant to loan agreements amongst the shareholders of Baidu Netcom and Baidu Online Network Technology (Beijing) Co., Ltd. (“Baidu Online”), one of the Company’s subsidiaries, Baidu Online provided interest-free loans in an aggregate amount of RMB6.4 billion (US$934 million) to the shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with the proceeds from the sale of the shareholders’ equity interest in Baidu Netcom to Baidu Online or its designated person. The terms of the loan agreements will expire on May 6, 2028 at the earliest and can be extended with the written consent of both parties before its expiration.

Each of the loan agreements amongst Baidu Online or other subsidiaries and the respective shareholders of Beijing Perusal or other VIEs contains substantially the same terms as those described above, except that the amount of the loans and the contract expiry date varies. The amount of loans extended to the respective shareholders of Beijing Perusal is RMB3.2 billion (US$465 million). The term of the loan agreements will expire on March 30, 2028 and June 27, 2028, and can be extended with the written consent of both parties before its expiration.

Exclusive Equity Purchase and Transfer Option Agreement

Pursuant to the exclusive equity purchase and transfer option agreement amongst the shareholders of Baidu Netcom, Baidu Netcom and Baidu Online, the shareholders of Baidu Netcom irrevocably granted Baidu Online or its designated person(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. The shareholders should remit to Baidu Online any amount that is paid by Baidu Online or its designated person(s) in connection with the purchased equity interest. Baidu Online or its designated person(s) have sole discretion to decide when to exercise the option, whether in part or in full. Any and all dividends and other capital distributions made by Baidu Netcom to its shareholders should be repaid to Baidu Online in full amount. Baidu Online would provide unlimited financial support to Baidu Netcom if, in the normal operation of business, Baidu Netcom would become in need of any form of reasonable financial support. If Baidu Netcom were to incur any loss and as a result cannot repay any loans from Baidu Online, Baidu Online should unconditionally forgive any such loans to Baidu Netcom given that Baidu Netcom provides sufficient proof for its loss and incapacity to repay. The agreement will terminate when the shareholders of Baidu Netcom have transferred all their equity interests in Baidu Netcom to Baidu Online or its designated person(s) or upon expiration of the term of business of Baidu Online or Baidu Netcom.

Each of the exclusive equity purchase and transfer option agreements amongst Baidu Online or other subsidiaries, Beijing Perusal and their shareholders, or other VIEs and their shareholders contains substantially the same terms as those described above. Each of the agreements will terminate upon the transfer of all the equity

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

interests held by the shareholders of Beijing Perusal or other VIEs, as the case may be, to Baidu Online or its designated person(s) or upon expiration of the term of business of Baidu Online, Beijing Perusal or other VIEs.

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

Each of the proxy agreements or shareholder voting rights trust agreements amongst Baidu Online or other subsidiaries and the shareholders of Beijing Perusal and other VIEs contains substantially the same terms as those described above. Each of the proxy agreements will be in effect for an unlimited term unless terminated in writing by Baidu Online. Each of the powers of attorney will be in effect for as long as the shareholder of Beijing Perusal or other VIEs holds any equity interests in Beijing Perusal or other VIEs, as the case may be.

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

Each of the operating agreements amongst Baidu Online or other subsidiaries, Beijing Perusal and their shareholders or other VIEs and their shareholders contains substantially the same terms as those described above. Each of the agreements will be in effect for an unlimited term, until the term of business of Baidu Online, Beijing Perusal or other VIEs expires and extension is denied by the relevant approval authorities.

Exclusive Technology Consulting and Services Agreement

Pursuant to the exclusive technology consulting and services agreement between Baidu Online and Baidu Netcom, Baidu Online has the exclusive right to provide technology consulting and services related to, among other things, the maintenance of servers, software development, design of advertisements, and e-commerce technical services to Baidu Netcom. Baidu Online owns the intellectual property rights resulting from the performance of this agreement. Baidu Netcom agrees to pay service fees to Baidu Online and Baidu Online has the right to adjust the service fees at its sole discretion without the consent of Baidu Netcom. The agreement will be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

Each of the exclusive technology consulting and services agreements between Baidu Online or other subsidiaries and Beijing Perusal or other VIEs contains substantially the same terms as those described above, except the basis of determining the service fees may differ.

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

Baidu Online entered into web layout copyright license agreements with Beijing Perusal. Each of the license agreements between the Baidu Online and Beijing Perusal or other VIEs contains substantially the same terms as those described above. Each of the web layout copyright license agreements was renewed in 2013 and would be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

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

Each of the equity pledge agreements amongst Baidu Online or other subsidiaries and the shareholders of Beijing Perusal or other VIEs contains substantially the same terms, including its term to expiration, as those described above.

Through the design of the aforementioned agreements, the shareholders of the VIEs effectively assigned their full voting rights to Baidu Online, which gives Baidu Online the power to direct the activities that most significantly impact the VIEs’ economic performance. Baidu Online obtains the ability to approve decisions made by the VIEs and the ability to acquire the equity interests in the VIEs when permitted by PRC law. Baidu Online is obligated to absorb losses or receive economic benefits of the VIEs that could potentially be significant to the VIEs through providing unlimited financial support to the VIEs or is entitled to receive economic benefits from the VIEs that could potentially be significant to the VIEs through the exclusive technology consulting and service fees. As a result of these contractual agreements, Baidu Online is determined to be the primary beneficiary of the VIEs. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the VIEs through these contractual agreements, and the Company consolidates the VIEs through Baidu Online.

There are similar agreements entered into amongst iQIYI, Inc. (“iQIYI”), iQIYI subsidiaries, iQIYI VIEs, and the respective shareholders, which resulted in a parent-subsidiary relationship between iQIYI and iQIYI VIEs.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

In March 2018, the contractual agreements for certain VIEs, including Baidu Netcom and Beijing Perusal, were amended to include the following terms:

a.	Exclusive equity purchase and transfer option agreement

The Company has (i) an exclusive option to purchase, when and to the extent permitted under PRC laws, all or part of the equity interests in the VIE or all or part of the assets held by the VIE, (ii) an exclusive right to cause the nominee shareholders to transfer their equity interest in the VIE to the Company or any designated person and (iii) an obligation to provide unlimited financial support to the VIEs when the VIEs become in need of any form of reasonable financial support in the normal operation of business. If the VIEs were to incur any loss and as a result cannot repay any loans from the Company, the Company will unconditionally forgive any such loans to the VIEs upon provision by the VIEs of sufficient proof for its loss and incapacity to repay.

b.	Proxy Agreements/Power of Attorney

The appointment of any individuals to exercise the powers and rights assigned pursuant to the Proxy Agreement requires the approval of the Company. All the activities in relation to such powers and rights assigned are directed and approved by the Company. The shareholders of the VIEs agreed to entrust all the rights to exercise their voting power and any other rights as shareholders of the VIEs to the person(s) designated by the Company. The shareholders of the VIEs have each executed an irrevocable power of attorney to appoint the person(s) designated by the Company as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval.

As a result, the power and the rights pursuant to the Proxy Agreements have since been effectively reassigned from Baidu Online to the Company which has the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. The Company is also obligated to absorb the expected losses or receive economic benefits of the VIE through the financial support as described above. Therefore, the Company has replaced Baidu Online as the Primary Beneficiary of Baidu Netcom and Beijing Perusal since March 2018. As the VIEs were subject to indirect control by the Company through its subsidiaries immediately before and direct control immediately after the contractual agreements were amended, the change of the primary beneficiary of the VIEs was accounted for as a common control transaction based on the carrying amount of the net assets transferred.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

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

The following tables set forth the financial statement balances and amounts of the VIEs and their subsidiaries were included in the consolidated financial statements after the elimination of intercompany balances and transactions among VIEs and their subsidiaries within the Group:

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
	(In millions)
Assets
Current
Cash and cash equivalents	4,045	1,895	276
Short-term investments	2,052	2,912	424
Accounts receivable, net	3,021	4,091	595
Others	5,280	4,642	675

	14,398	13,540	1,970

Non-current
Fixed assets, net	2,845	4,183	608
Intangible assets, net	2,104	4,032	586
Long-term investments, net	10,614	18,923	2,752
Others	6,488	12,639	1,838

	22,051	39,777	5,784

Total	36,449	53,317	7,754

Third-party liabilities
Current
Accounts payable and accrued liabilities	14,073	13,889	2,020
Customer advances and deposits	2,288	2,402	349
Others	2,414	3,560	518

	18,775	19,851	2,887
Non-current
Long-term loans	4,788	10,495	1,527
Others	363	1,295	188

	5,151	11,790	1,715

Total	23,926	31,641	4,602

Inter-company liabilities *
Inter-company payable to subsidiaries for technology consulting and service fees	2,828	1,926	280
Others	4,605	10,768	1,566

Total	7,433	12,694	1,846

*

Inter-company liabilities represent payable balances of each VIE due to subsidiaries within the Group pursuant to the technology consulting and service agreements. Other payables to non-VIE subsidiaries within the Group were included in third-party liabilities.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
	(In millions)
Total revenues	24,603	29,208	33,992	4,944
Net loss	(464)	(626)	(6,834)	(994)
Net cash provided by (used in) operating activities	2,737	3,698	2,396	348
Net cash provided by (used in) investing activities	(9,471)	(5,725)	(16,674)	(2,425)
Net cash provided by (used in) financing activities	5,098	2,985	11,916	1,733

As of December 31, 2018, there was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs, other than aforementioned in the equity pledge agreements and collateralization of a VIE’s office building as described in Note 10. The amount of the net assets of the VIEs was RMB9.0 billion (US$1.3 billion) as of December 31, 2018. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Company in normal course of business. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented.

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

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the standalone selling prices of performance obligations of revenue contracts, accounts receivable and contract assets allowances, credit loss allowance for micro loan receivables, fair values of certain debt and equity investments, amortization and impairment of licensed copyrights and produced content, ultimate revenue of produced content, fair value of nonmonetary content exchanges, impairment of long-lived assets, long-term investments and goodwill, the purchase price allocation and fair value of noncontrolling interests with respect to business combinations, deferred tax valuation allowance, and redeemable noncontrolling interests, among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

Currency Translation for Financial Statements Presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.8755 per US$1.00 on December 31, 2018, the last business day in fiscal year 2018, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Foreign Currency

The Company’s functional currency is the US$. The Company’s subsidiaries, VIEs and subsidiaries of the VIEs determine their functional currencies based on the criteria of ASC Topic 830, Foreign Currency Matters. The Company uses the RMB as its reporting currency. The Company uses the exchange rate as of the balance sheet date to translate its assets and liabilities and the average daily exchange rate for each month to translate its income and expense items to reporting currency. Any translation gains (losses) are recorded in other comprehensive income (loss). Transactions denominated in foreign currencies are measured and recorded into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies other than functional currency are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings as a component of “Other income, net.”

Segment Reporting

As of December 31, 2017 and 2018, the Company had two reportable segments, Baidu Core and iQIYI. Baidu Core mainly provides search-based, feed-based, and other online marketing services, as well as new artificial intelligence business. Search Services and Transaction Services were combined into Baidu Core beginning April 2017, to reflect the Company’s strategic and operational change to de-emphasize its transaction services business and shift more resources to support its online marketing and other services. iQIYI is an online entertainment service provider that, offers original, professionally produced and partner-generated content on its platform. In early April 2018, iQIYI completed its initial public offering (“IPO”) on the Nasdaq Global Market.

The Company’s chief executive officer, who has been identified as the chief operating decision marker (“CODM”), reviews the operating results of Baidu Core and iQIYI, to allocate resources and assess the Company’s performance. Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC Topic 280, Segment Reporting.

Business Combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

In a business combination achieved in stages, the Company remeasures its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, and forecasted cash flows over that period.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash, money market funds, investments in interest bearing demand deposit accounts, time deposits and highly liquid investments with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value.

Restricted cash

Restricted cash mainly consists of the cash reserved in escrow accounts at certain banks as online payment service deposits and cash pledged for bank loan facility.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. The Company adopted the new standard effective January 1, 2018, using the retrospective transition method. All restricted cash was presented on the face of the consolidated balance sheet as “Restricted cash.”

Accounts Receivable, net of allowance

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Receivable balances are written off when they are deemed uncollectible. The Company generally does not require collateral from its customers.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

Receivables from Online Payment Agencies, net of allowance

Receivables from online payment agencies are funds due from the third-party online payment service providers for clearing transactions. Funds were paid or deposited by customers or users through these online payment agencies for services provided by the Company. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers used. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off when they are deemed uncollectible. The balances are included in “Other current assets, net” on the consolidated balance sheets. As of December 31, 2017 and 2018, no allowance for doubtful accounts was provided for the receivables from online payment agencies.

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

Allowance for credit losses relating to micro loans represent the Company’s best estimate of the losses inherent in the outstanding portfolio of loans. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential credit losses, and periodic reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding portfolio of debts. The Company bases the allowance for loan and interest receivables credit losses primarily on historical loss experience using a roll rate-based model applied to the loan and interest receivables portfolios. The Company considers many factors, including but not limited to, the age of the amounts due, the payment history, the month of origination, the purpose of the loans, creditworthiness, financial conditions of the borrower, terms of the loans, regulatory environment, and the general economic conditions. In August 2018, the Company completed the divestiture of its financial services business, and related loan and interest receivable balances were derecognized from the consolidated balance sheet upon disposal (Note 4).

Investments

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than twelve months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments.

The Company accounts for short-term debt investments in accordance with ASC Topic 320, Investments—Debt Securities (“ASC 320”). The Company classifies the short-term investments in debt as “held-to-maturity,” “trading” or “available-for-sale,” whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

Securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with ASC 320. Other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made.

Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, in accordance with ASC 320. Unrealized holding gains and losses for trading securities are included in earnings.

Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive income.” An impairment loss on the available-for-sale debt securities is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

Other invested securities

Other invested securities represent investments purchased by the Company for its financial services business and are resold to third-party investors. These transactions do not meet the requirements of asset derecognition in accordance with ASC Topic 860, Transfers and Servicing (“ASC 860”). The Company records the proceeds related to these transactions as secured borrowings included in “Amounts due to the third-party investors” on the consolidated balance sheets, and assets pledged are included in “Other invested securities” on the consolidated balance sheets. Other invested securities are issued by financial institutions and have a variable rate of return that is indexed to the performance of underlying assets. The Company initially records these investments at cost, which approximates its fair value at inception and subsequently records these investments at fair value. Changes in the fair value are reflected in earnings. The cash flows related to purchases and maturities of other invested securities are classified as cash flows from investing activities, while proceeds and payments related to the sale and purchase of financial products are classified as cash flows from financing activities in the consolidated statements of cash flows. All other invested securities balances were derecognized from the consolidated balance sheet upon the disposal of the financial services business (Note 4).

Long-term investments

The Company’s long-term investments consist of equity investments with and equity investments without readily determinable fair value, equity method investments, available-for-sale debt investments and other investments accounted for at fair value.

Prior to adopting ASC Topic 321, Investments—Equity Securities (“ASC 321”) on January 1, 2018, the Company carries at cost its investments in investees that do not have readily determinable fair value and over which the Company does not have significant influence, in accordance with ASC Subtopic 325-20, Investments-Other: Cost Method Investments. The Company only adjusts the carrying value of such investments for other-than-temporary decline in fair value and for distribution of earnings that exceed the Company’s share of earnings since its investment.

Management regularly evaluates the impairment of the cost method investments based on the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of the investment.

Subsequent to the Company’s adoption of ASC 321 on January 1, 2018, the cumulative effect of RMB1.9 billion (US$270 million) representing the unrealized gains and losses of available-for-sale equity securities before the adoption was recorded as an adjustment to the opening retained earnings. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair value are measured at fair values, and any changes in fair value are recognized in earnings.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired. For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

Available-for-sale debt investments are convertible debt instruments issued by private companies, which are measured at fair value, with unrealized gains or losses recorded in accumulated other comprehensive income.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of its investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings. The Company will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When the Company has other investments in its equity-method investee and is not required to advance additional funds to that investee, the Company would continue to report its share of equity method losses in its statement of comprehensive income after its equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of the Company’s other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference. The Company adopted a one-quarter lag in reporting for its share of equity income (loss) in all of its investees.

The Company evaluates the equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Company when determining whether an investment has been other-than-temporarily-impaired, includes, but not limited to, the length of the time and the extent to which the market value has been less than cost, the

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

financial performance and near-term prospect of the investee, and the Company’s intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

In accordance with ASC 946-320 Financial Services—Investment Companies, Investments—Debt and Equity Securities, the Company accounts for long-term equity investments in unlisted companies held by consolidated investment companies at fair value. These investments were initially recorded at their transaction price net of transaction costs, if any. Fair value of these investments are re-measured periodically in accordance with ASC 820.

Transfers of Financial Assets

The Company accounts for the transfers of financial assets in accordance with ASC 860. Financial assets are derecognized from the Company’s consolidated balance sheets if the transfer qualifies as sales. If the conditions for sale required by ASC 860 are not met, the transfer is considered to be a secured borrowing included in “Amounts due to the third-party investors” on the consolidated balance sheets. The assets remain on the consolidated balance sheets as “Other invested securities” and the sale proceeds are recognized as the Company’s liability. All other invested securities and liability balances were derecognized from the consolidated balance sheet upon disposal of the financial services business (Note 4).

Fair Value Measurements of Financial Instruments

Financial instruments are in the form of cash and cash equivalents, restricted cash, short-term investments, other invested securities, accounts receivable, loan and interest receivables, amounts due from and due to related parties, other receivables, long-term investments, short-term loans, accounts payable and accrued liabilities, customer advances and deposits, derivative instruments, notes payable, convertible senior notes and long-term loans. The carrying values of the aforementioned financial instruments included in current assets and liabilities approximate their respective fair values because of their general short maturities. The carrying amounts of long-term loans approximate fair values as the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Office building	– 43 to 45 years
Office building related facility, machinery and equipment	– 15 years
Computer equipment	– 3 to 5 years
Office equipment	– 3 to 5 years
Vehicles	– 5 years
Leasehold improvements	– over the shorter of lease terms or estimated useful lives of the assets

Fixed assets have no estimated residual value except for the office building and its related facility, machinery and equipment, which have an estimated residual value of 4% of the cost.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

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

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest costs capitalized for the years ended December 31, 2016, 2017 and 2018 were insignificant.

Licensed Copyrights

Licensed copyrights consist of professionally-produced content such as movies, television series, variety shows, sports and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability recorded when cost of the content is known, the content has been accepted by us in accordance with the conditions of the license agreement and the content is available for its first showing on our internet platform. Licensed copyrights are carried at the lower of unamortized cost or net realizable value. The current and non-current portions of licensed copyrights of video content are recorded in “Other current assets, net” or “Intangible assets, net,” respectively. Licensed copyrights include non-exclusive and exclusive content. For non-exclusive licensed copyrights, the Company only has the right to broadcast the content on its internet platform. For exclusive licensed copyrights, in addition to the broadcasting rights, the Company also has the right to sublicense the content to third parties.

Non-exclusive licensed copyrights, mainly comprising of newly released movies, television series and seasonal variety shows, are generally amortized using an accelerated method based on historical viewership consumption patterns. Other non-exclusive licensed copyrights, mainly comprising of library movies, television series and variety shows and certain non-episodic features, are amortized on a straight-line basis, as the consumption pattern based on historical viewing data supports this amortization method. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised, if necessary. The major factors that impact the viewership consumption patterns include film box office, ratings for television series and variety shows, user traffic on our platforms, placement schedule, user tastes and preferences, emerging cultural trends, merchandising and marketing efforts. Revisions to the amortization pattern are accounted for as a change in accounting estimate prospectively in accordance with ASC Topic 250, Accounting Changes and Error Corrections (“ASC 250”).

The purchase cost of exclusive licensed copyrights includes the right to broadcast and the right to sublicense to third parties. The Company allocates content cost to these two rights when the exclusive licensed copyrights are initially recognized, based on the relative proportion of our estimate of the total revenues that will be generated by each right. Content costs related to the broadcasting right, which is the portion of an exclusive licensed copyright that generates direct and indirect advertising and membership revenues, are amortized in accordance with ASC Subtopic 920-350, Entertainment-Broadcasters: Intangibles—Goodwill and Other (“ASC 920-350”), using the same method as non-exclusive licensed copyrights described above. For the right to sublicense to third parties, which is the portion of an exclusive licensed copyright that generates direct revenues, are amortized in accordance with ASC Topic 926, Entertainment—Films (“ASC 926”) using an individual-film-

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

forecast-computation method, which amortizes such costs based on the ratio of the actual sublicensing revenues generated for the current period to the total sublicensing revenues estimated to be generated by the sublicensing right. The Company reviews the forecasted total direct revenues on a periodic basis and any change in estimate will result in a revised fraction applied to the net carrying amount of the right to sublicense. The difference between expenses determined using the new estimates and any amounts previously expensed during the fiscal year is recognized in the period of revision.

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

Net realizable value is determined by estimating the expected cash flows generated from the provision of online advertising and membership services, less any direct costs, over the remaining useful lives of non-exclusive licensed copyrights. The Company estimates advertising and membership cash flows for each category of content. Estimates that impact advertising and membership cash flows include anticipated levels of demand for the Company’s online advertising and membership services and the expected selling prices of the Company’s advertisements and memberships. For the right to sublicense to third parties, the Company assesses recoverability in accordance with ASC Subtopic 926-20, Entertainment—Films: Other Assets—Film Costs (“ASC 926-20”). The Company recognized impairment charges on licensed copyrights of RMB212 million, RMB390 million and RMB181 million (US$26 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

Goodwill and Intangible Assets

Goodwill

The Company assesses goodwill for impairment in accordance with ASC Subtopic 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. As of December 31, 2017 and 2018, the Company has two reporting units, consisting of Baidu Core and iQIYI.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

The Company performed qualitative assessments for the reporting unit of Baidu Core in 2017 and 2018. Based on the requirements of ASC 350-20, the Company evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Company. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of Baidu Core, and further impairment testing on goodwill was unnecessary as of December 31, 2017 and 2018.

The Company elected to assess goodwill for impairment using the two-step process for the reporting unit of iQIYI. Subsequent to iQIYI’s IPO, the Company primarily considered the quoted market price of iQIYI’s share to determine the fair value of the reporting unit. Before its IPO, significant management judgment was involved in determining these estimates and assumptions, and actual results may differ from those used in valuations. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit which could trigger future impairment. The judgment in estimating the fair value of a reporting unit includes forecasts of future cash flows, which are based on our best estimate of future revenue and operating expenses growth rates, future capital expenditures and working capital levels, as well as an appropriate discount rate determined by a weighted average cost of capital approach and the selection of comparable companies operating in similar businesses. The Company also reviewed observable market data to assess the reasonableness of assumptions such as discount rate, operating margins, and working capital levels. As of December 31, 2017 and 2018, the fair value of iQIYI exceeded its carrying amount, and therefore goodwill related to the iQIYI reporting unit was not impaired and the Company was not required to perform further testing.

Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization. Land use rights are amortized using a straight-line method over the shorter of their estimated useful lives or the terms of the related land use right contracts. All other intangible assets with finite lives are amortized using the straight-line method over the estimated useful lives, except for the sublicensing rights and certain licensed copyrights.

Intangible assets have weighted average useful lives from the date of purchase as follows:

Land use rights	– 50 years
Customer relationships	– 3 years
Software	– 5 years
Trademarks	– 9 years
User list	– 3 years
Licensed copyrights of video contents	– 3 years
Others	– 6 years

Intangible assets with an indefinite useful life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”).

Produced Content, net

The Company produces and contracts external parties to produce films and episodic series to exhibit on its websites. Produced content includes direct production costs, production overhead and acquisition costs and is stated at the lower of unamortized cost or estimated fair value. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

rights. Produced content exceeding the total revenues to be earned (“ultimate revenue”) is expensed as cost of revenues.

The Company uses the individual-film-forecast-computation method and amortizes the produced content based on the ratio of current period actual revenue (numerator) to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator) in accordance with ASC 926-20. The Company reviews the forecasted ultimate revenues on a periodic basis and any change in estimate will result in a revised fraction applied to the net carrying amount of the right to sublicense, and the difference between expenses determined using the new estimates and any amounts previously expensed during the fiscal year is recognized in the period of revision.

The Company reviews unamortized produced content costs for impairment whenever events or circumstances indicate that the fair value of the produced content may be less than its unamortized cost. Produced content was presented as “Other non-current assets” on the consolidated balance sheets, the carrying amounts were RMB1.6 billion and RMB3.7 billion (US$543 million), respectively, as of December 31, 2017 and 2018.

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

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”), from January 1, 2018, using the modified retrospective method. Revenues for the year ended December 31, 2018 were presented under ASC 606, and revenues for the years ended December 31, 2017 and 2016 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. The cumulative effect of adopting ASC 606 resulted in an increase of RMB933 million (US$136 million) to the opening balance of retained earnings at January 1, 2018, which is primarily related to the Company’s online marketing revenues.

Revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Starting from January 1, 2018, value added taxes (“VAT”) was reclassified from cost of revenue to net against revenues in accordance with ASC 606. The Company recognized VAT of RMB3.9 billion, RMB4.8 billion and RMB6.1 billion (US$884 million) for the years ended December 31, 2016, 2017 and 2018, respectively. Other than the presentation of VAT, the impact from adopting ASC 606 was not material to the Company’s consolidated financial statements as of and for the year ended December 31, 2018.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

The following table presents the Company’s revenues disaggregated by revenue source:

	For the years ended
	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	US$
	(In millions)
Online marketing	64,525	73,146	81,912	11,914

iQIYI membership service	3,759	6,532	10,603	1,542
iQIYI content distribution	501	1,192	2,163	315
Interest income earned from provision of financial services	222	1,658	1,724	251
Others	1,542	2,281	5,875	854

Other revenue	6,024	11,663	20,365	2,962

Total revenue	70,549	84,809	102,277	14,876

The Company’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Performance-based online marketing services

Cost-per-click

The Company’s auction-based P4P platform enables customers to bid for priority placement of their paid sponsored links. The P4P platform enables customers to reach users who search for information related to their products or services. The P4P services include search-based online marketing services and feed-based online marketing services. The P4P online marketing customers may choose to set a daily limit on the amount spent and may also choose to target only users accessing our website from specified regions in China and/or during a specific time period of the day.

Besides the Company’s traditional search-based P4P services, the Company also displays feed-based marketing to target the right feed users based on user data on the Company’s platform. Customers pay the Company when a targeted user clicks the feed-based marketing and are directed to its platforms.

Revenue is recognized when all of the revenue recognition criteria are met, which is generally when a user clicks on one of the customer-sponsored links or feed-based marketing.

Other performance-based online marketing services

To the extent the Company provides online marketing services based on performance criteria other than cost-per-click, such as the number of downloads (and user registration) of mobile apps and the pre-determined ratios of completed transaction volumes, revenue is recognized when the specified performance criteria are met along with the satisfaction of other applicable revenue recognition criteria.

Display advertisements

The Company provides display-based online advertising services to its customers by integrating text description, image and video, and displaying the advertisement in a prominent position of the search result page, vertical search products or Baidu Feed. The Company recognizes revenue on a pro-rata basis over the contractual term

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

for cost per time advertising arrangements commencing on the date the customer’s advertisement is displayed on the Company’s platform, or based on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements.

Online marketing services involving Baidu Union

Baidu Union is a program through which the Company expands distribution of its customers’ sponsored links or advertisements by leveraging the traffic of Baidu Union partners’ internet properties. The Company makes payments to Baidu Union partners for the acquisition of traffic. The Company is the principal in these transactions, as it is primarily responsible for fulfilling the service, has discretion in establishing pricing and controls the advertising inventory before the transfer to customers. Therefore, revenue is recognized on a gross basis on the amount of fees it billed to its customers. Payments made to Baidu Union partners are recorded as traffic acquisition costs, which are included in “Cost of revenues” in the consolidated statements of comprehensive income.

Membership services

The Company offers membership services that provide subscribing members access to stream a library of premium content or personal cloud service in exchange for upfront non-refundable membership fees. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as deferred revenue and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from on-demand content purchases made by members and the sale of the right to services such as other memberships, which the Company acquires and controls before they are transferred to the customers.

Content distribution

The Company generates revenues from sub-licensing content licensed from third party vendors for cash and through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements the Company enters into with vendors has a definitive license period and provides the Company the rights to sub-license these contents to other third parties. The Company enters into a non-exclusive sub-license agreement with a sub-licensee for a period that falls within the original exclusive license period. For cash sub-licensing transactions, the Company receives the sub-license fee upfront under the sub-licensing arrangements and does not have any future obligation once it has provided the underlying content to the sub-licensee (which is provided at or before the beginning of the sub-license period). The sub-license fees are recognized in accordance with ASC 606 and represents a license of functional intellectual property that grants a right to use the Company’s licensed copyrights, and recognized at the point in time when the licensed copyright is made available for the customer’s use and benefit.

The Company also enters into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provide rights for each party to broadcast the licensed copyrights received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. The Company accounts for these nonmonetary exchanges in accordance with ASC 606, and records the transaction based on the fair value of the asset received starting from January 1, 2018. Barter sublicensing revenue are recognized in accordance with the same ASC 606 criteria above. The Company estimates the fair value of the licensed copyrights received based on various factors, including broadcasting schedule, cast and crew, theme and popularity, box office and market share of

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

counterparties to the exchange. The attributable cost of cash sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright, computed using the individual-film-forecast-computation method in accordance with ASC 926.

The Company recognized barter sublicensing revenues of RMB382 million, RMB763 million and RMB1.1 billion (US$158 million) and related costs of RMB363 million, RMB650 million and RMB1.0 billion (US$149 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

Nonmonetary transactions

The Company engages in certain nonmonetary transactions other than licensed copyrights of video contents, such as advertising, from time to time. The transaction price of the nonmonetary consideration is measured at fair value at contract inception. If fair value cannot be reasonably estimated, the Company measures the consideration indirectly by reference to the standalone selling price of the services promised to the customer in exchange for the consideration. Revenues recognized on advertising barter transactions were immaterial for the years ended December 31, 2016, 2017 and 2018.

Financial services

The Company offers financial services which include provision of installment payment services to consumers and wealth management services to third-party investors. Interest income earned from provision of financial services is reported as “Other revenues” and reported on a net basis after deduction of related interest costs incurred. The Company recognized gross interest income of RMB3.5 billion and RMB3.3 billion (US$483 million) and interest costs of RMB1.9 billion and RMB1.6 billion (US$232 million) for the years ended December 31, 2017 and 2018, respectively. Gross interest income and interest costs recognized for the year ended December 31, 2016 were insignificant. The financial services business was disposed of in August 2018 (Note 4).

Other revenue recognition related policies

For arrangements that include multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and displayed at different times, the Company would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price. If a promised good or service does not meet the criteria to be considered distinct, it is combined with other promised goods or services until a distinct bundle of goods or services exists.

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services customers are required to pay before the services are delivered to the customer. When either party to a revenue contract has performed, the Company recognizes a contract asset or a contract liability in the consolidated balance sheet, depending on the relationship between the entity’s performance and the customer’s payment. Contract liabilities were mainly related to fees for membership services to be provided over the membership period, which were presented as deferred revenue on the consolidated balance sheets. The increase in deferred revenue as compared to the year ended December 31, 2017 is a result of the increase in consideration received from the Company’s customers.

The opening balance of contract assets were RMB832 million as of January 1, 2018. As of December 31, 2018, contract assets of RMB1.4 billion (US$206 million), net of allowance for doubtful accounts of RMB21 million (US$3 million) were recognized and included in “Other current assets, net” on the consolidated balance sheet.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

The Company provides sales incentives to customers which entitle them to receive reductions in the price of the online marketing services by meeting certain cumulative consumption requirements. The Company accounts for these incentives granted to customers as variable consideration and net against revenue. The amount of variable consideration is measured based on the most likely amount of incentives to be provided to customers.

Cost of Revenues

Cost of revenues consists primarily of traffic acquisition costs, bandwidth costs, depreciation, content costs, payroll and related costs of operations. Starting from January 1, 2018, VAT was recorded net against revenue instead of as cost of revenue.

Traffic acquisition costs represent the amounts paid or payable to Baidu Union partners who direct search queries to the Company’s websites or distribute the Company’s customers’ paid links through their properties. These payments are primarily based on revenue sharing arrangements under which the Company pays its Baidu Union partners and other business partners a percentage of the fees it earns from its online marketing customers.

Advertising and Promotional Expenses

Advertising and promotional expenses, including advertisements through various forms of media and kinds of marketing and promotional activities, are included in “Selling, general and administrative expense” in the consolidated statements of comprehensive income (loss) and are expensed when incurred. Advertising and promotional expenses for the years ended December 31, 2016, 2017 and 2018 were RMB7.7 billion, RMB4.6 billion and RMB10.1 billion (US$1.5 billion), respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

the amount of deferred tax assets that it determines is not more-likely-than-not to be realized. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company applies the provisions of ASC Topic 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2016, 2017 and 2018, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.

Share-based Compensation

The Company accounts for share-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation (“ASC 718”). The Company has elected to recognize share-based compensation using the straight-line method for all share-based awards issued with no performance conditions. For awards with performance conditions, compensation cost is recognized on an accelerated basis if it is probable that the performance condition will be achieved.

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

Earnings Per Share (“EPS”)

The Company computes earnings per Class A and Class B ordinary shares in accordance with ASC Topic 260, Earnings Per Share (“ASC 260”), using the two-class method. Under the provisions of ASC 260, basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation. The Company adjusts for the accretion of the redeemable noncontrolling interests in the calculation of income available to ordinary shareholders of the Company used in the earnings per share calculation.

Diluted earnings per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities such as convertible senior

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

notes have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options, restricted shares subject to forfeiture, and contracts that may be settled in the Company’s stock or cash. The dilutive effect of outstanding stock options and restricted shares is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted earnings per Class A ordinary share assumes the conversion of Class B ordinary shares to Class A ordinary shares, while diluted earnings per Class B ordinary share does not assume the conversion of such shares.

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

When a loss contingency is not both probable and estimable, the Company does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Company discloses an estimate of the loss or range of loss, unless it is immaterial or an estimate cannot be made. The assessment of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involves complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and amounts due from related parties. As of December 31, 2018, the Company has RMB141.5 billion (US$20.6 billion) in cash and cash equivalents, restricted cash, and short-term investments, 94% and 6% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. The Company’s total cash and cash equivalents, restricted cash, and short-term investments held at four financial

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

institutions in the PRC exceeded 10%, representing 37%, 15%, 13%, and 11% of the Company’s total cash and cash equivalents, restricted cash, and short-term investments as of December 31, 2018, respectively.

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

Accounts receivable are typically unsecured and derived from revenue earned from customers and agents in China, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. The Company maintains reserves for estimated credit losses and these losses have generally been within its expectations. As of December 31, 2017 and 2018, the Company had no single customer with a receivable balance exceeding 10% of the total accounts receivable balance.

No customer or any Baidu Union partner generated greater than 10% of total revenues in any of the three years presented.

Amounts due from related parties are typically unsecured. In evaluating the collectability of the amounts due from related parties balance, the Company considers many factors, including the related parties’ repayment history and their credit-worthiness. An allowance for doubtful accounts is made when collection of the full amount is no longer probable.

Business and economic risks

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for services and products; changes in business offerings; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; brand maintenance and enhancement; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, restricted cash, short-term investments, long-term investments, notes payable and convertible senior notes denominated in the US$. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The appreciation of the US$ against the RMB was approximately 5.67% in 2018. Most of the revenues and costs of the Company are denominated in RMB, while a portion of cash and cash equivalents, restricted cash, short-term investments, long-term investments, notes payable and convertible senior notes are denominated in U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Any significant fluctuation of the valuation of RMB may materially affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in US$.

Derivative Instruments

ASC Topic 815, Derivatives and Hedging (“ASC 815”), requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in earnings.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. The Company will adopt ASU 2016-02 on January 1, 2019 using by modified retrospective method and will not restate comparable periods. The Company will elect the package of practical expedients permitted under the transition guidance, which allow the Company to carry forward the historical lease classification, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Company will also elect the practical expedient not to separate lease and non-lease components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less. Certain operating leases related to land use right, offices and internet data center (“IDC”) facilities will be subject to ASU 2016-02 and right-of-use assets and lease liabilities will be recognized on the Company’s consolidated balance sheet. The Company currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on the Company’s balance sheet for certain in-scope operating leases. The Company does not expect any material impact on net assets and the consolidated statement of comprehensive income as a result of adopting the new standard.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718)：Improvements to Nonemployee Share-Based Payment Accounting to simplify the accounting for share-based payments to nonemployees (“ASU 2018-07”) by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. The guidance is effective for public business entities in annual periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, including in an interim period. The ASU 2018-07 will impact the accounting of the share-based awards granted to non-employees and the Company does not expect a significant impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company does not expect a significant impact on its consolidated financial statements.

In March 2019, the FASB issued ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials (“ASU 2019-02”) which improves GAAP by aligning the accounting for production costs of an episodic television series with the accounting for production costs of films by removing the content distinction for capitalization. In addition, ASU 2019-02 requires that an entity test a film or license agreement for program material within the scope of ASC 920-350 for impairment at a film group level when the film or license agreement is predominantly monetized with other films and/or license agreements. The presentation and disclosure requirements in ASU 2019-02 also increase the transparency of information provided to users of financial statements about produced and licensed content. This update will be effective for the Company’s fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently in the process of evaluating the effect that the adoption of ASU 2019-02 will have on the consolidated financial statements and related disclosures.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

3.	BUSINESS COMBINATIONS

Business combinations in 2018:

During the year ended December 31, 2018, the Company completed several business combinations, to complement its existing businesses and achieve synergies. The acquired entities individually and in aggregate were in significant. Results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since the acquisition dates.

	RMB	US$
	(In millions)
Purchase consideration	2,378	346

Net assets acquired, excluding intangible assets and the related deferred tax liabilities	1,545	225
Intangible assets, net	1,424	207
Deferred tax liabilities	(292)	(42)
Pre-existing equity interests	(1,651)	(240)
Noncontrolling interests	(1,312)	(191)
Redeemable noncontrolling interests (Note 16)	(698)	(102)
Goodwill	3,362	489

	2,378	346

The aggregate purchase price allocation includes acquisition of certain acquirees, which were equity method investees of the Company prior to the acquisitions. In aggregate, a re-measurement gain relating to the Company’s pre-existing equity interest of RMB630 million (US$92 million) was recognized during the year ended December 31, 2018. The Company applied the equity method of accounting by recognizing its share of the profit or loss in these equity method investees up to their respective dates of acquisition.

Goodwill, which is non-deductible for tax purpose, is primarily attributable to the synergies expected to be achieved from the acquisitions.

Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, individually and in the aggregate, were not significant to the Company’s consolidated results of operations.

The valuations used in the purchase price allocation described above were determined by the Company with the assistance of independent third party valuation firms. The valuation reports considered generally accepted valuation methodologies such as the income, market and cost approaches. As the acquirees are all private companies, the fair value estimates of pre-existing equity method investments or noncontrolling interests are based on significant inputs that market participants would consider, which mainly include (a) discount rates, (b) a projected terminal values based on future cash flows (c) financial multiples of companies in the same industries and (d) adjustments for lack of control or lack of marketability.

4.	INVESTMENTS

Short-term Investments

As of December 31, 2018, the Company’s short-term investments comprised of only debt securities. All of the short-term held-to-maturity investments were deposits in commercial banks with maturities of less than one year

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

and the Company has the positive intent and ability to hold those securities to maturity. The short-term available-for-sale investments include wealth management products issued by commercial banks and other financial institutions.

During the years ended December 31, 2016, 2017 and 2018, the Company recorded interest income from its short-term investments of RMB2.3 billion, RMB3.0 billion and RMB3.9 billion (US$564 million) in the consolidated statements of comprehensive income, respectively.

Long-term Investments

Equity investments at fair value with readily determinable fair value

Equity investments at fair value with readily determinable fair value represent investments in the equity securities of publicly listed companies for which the Company does not have significant influence. The equity investments were accounted for as available-for-sale equity investments prior to the adoption of ASC 321. Starting in January 1, 2018 after adopting ASC 321, these investments were classified as equity investments at fair value with readily determinable fair value and reported at fair value. Changes in fair value are recognized in earnings, instead of accumulated other comprehensive income.

Equity investments at fair value without readily determinable fair value

Equity investments at fair value without readily determinable fair value were accounted as cost method investments prior to adopting ASC 321. As of December 31, 2017, the carrying amount of the Company’s cost method investments was RMB21.8 billion. In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2018, the carrying amount of the Company’s equity investments measured at fair value using the measurement alternative was RMB29.3 billion (US$4.3 billion), net of RMB1.3 billion (US$191 million) in accumulated impairment. Impairment charges recognized on equity investments measured at fair value using the measurement alternative was RMB455 million (US$66 million) for the year end December 31, 2018. During the year ended December 31, 2018, certain equity investments were remeasured based on observable price changes in orderly transactions for an identical or similar investment of the same issuer, the aggregate carrying amount of these investments was RMB21.6 billion (US$3.1 billion) as of December 31, 2018.

Total unrealized and realized gains and losses of equity securities without readily determinable fair values in 2018 were as follows:

	For the year ended December 31, 2018
	RMB	US$
	(In millions)
Gross unrealized gains (upward adjustments)	7,119	1,035
Gross unrealized losses (downward adjustments excluding impairment)	(2,412)	(351)

Net unrealized gains and losses on equity securities held	4,707	684
Net realized gains on equity securities sold	124	18

Total net gains recognized in other income, net	4,831	702

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

In 2016, the Company exchanged its equity shares of Uber (Cayman), Ltd. (“Uber China”), with Xiaoju Kuaizhi, Inc. (“Didi”), a China based ridesharing company, upon the merger of the two companies. The Company recognized a total gain of RMB2.0 billion in “Other income, net” and the retained investment in Didi was accounted for as a cost method investment. After the adoption of ASC 321, this investment is measured at fair value using the measurement alternative.

In May 2017, the Company completed the disposal of its mobile game business to third-party companies, a total gain of RMB923 million was recognized in “Other income, net.”

In August 2017, the Company completed the disposal of Xiaodu Life Technology Ltd (“Xiaodu”), a former subsidiary of the Company primarily engaged in the business of takeout delivery services, to Rajax Holding, a China based delivery company. The Company recognized a total gain of RMB4.6 billion in “Other income, net” in 2017.

In October 2017, the Company completed the share purchase transaction of China United Network Communication Limited (“China Unicom”), listed telecommunications company in China. The total purchase consideration was RMB7.0 billion in cash with RMB4.0 billion attributable to noncontrolling interest. The investment in China Unicom was held by a non-wholly-owned subsidiary of the Company and was accounted for as a cost method investment due to a three-year holding requirement before adopting ASC 321. Subsequent to the adoption of ASC 321 it was accounted as an equity investments at fair value using the measurement alternative.

Equity method investments

Equity Investment in Ctrip.com International, Ltd. (“Ctrip”)

As of December 31, 2018, the Company held approximately 19% of Ctrip’s outstanding shares, which had a fair value of RMB19.6 billion (US$2.8 billion) as of December 31, 2018 , based on the market closing price. The Company is considered to have significant influence over Ctrip and accounts for such investment as an equity method investment in accordance with ASC 323.

As of December 31, 2018, the market value of the Company’s investment in Ctrip, based on the market closing price, was below its carrying value. The Company evaluated the investment in Ctrip for impairment, taking into consideration, including, but not limited to, the duration, degree and causes of the decline in stock price, the Company’s intent and ability to hold the investment, recoveries in market price subsequent to the balance sheet date, and Ctrip’s financial performance and near-term prospects. Based on the evaluation, the Company concluded that the decline in market value of the investment in Ctrip did not meet the threshold of other-than-temporary.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

The following tables set forth the summarized financial information of Ctrip:

	As of September 30, (i)
	2017 (ii)	2018	2018
	RMB	RMB	US$
	(In millions)
Current assets	63,241	84,464	12,285
Non-current assets	99,986	104,906	15,258
Current liabilities	41,972	69,065	10,045
Non-current liabilities	37,590	30,318	4,410
Noncontrolling interests	1,935	2,231	324

	For the twelve months ended September 30, (i)
	2016 (ii)	2017 (ii)	2018 (ii)	2018 (ii)
	RMB	RMB	RMB	US$
	(In millions)
Total revenues	17,642	25,731	29,944	4,355
Gross profit	12,669	20,725	24,019	3,493
(Loss) income from operations	(1,681)	2,626	3,302	480
Net (loss) income	(2,177)	2,282	2,807	408
Net (loss) income attributable to the investees	(2,000)	2,284	2,806	408

(i)	The Company adopted a one-quarter lag in reporting its share of equity income in Ctrip
(ii)

Ctrip adopted ASC 606 (on a fully retrospective basis) and ASC 321 (collectively “new standards”) from January 1, 2018. The impact of the new standards on the Company’s financial statement is immaterial, and the prior period financial information of Ctrip was not restated.

Disposal of financial services business

In April 2018, the Company entered into definitive agreements relating to the disposal of its wholly-owned financial services business, which provided consumer credit, wealth management and other financial services. To facilitate the divestiture, the Company conducted a series of legal restructuring and recapitalization of entities conducting the financial services business (“Du Xiaoman”), which were accounted for as transactions under common control.

In August 2018, Du Xiaoman issued preferred shares to third-party investors, which resulted in the Company becoming a minority shareholder of Du Xiaoman. Accordingly, Du Xiaoman was deconsolidated from the Group and a disposal gain of RMB5.5 billion (US$803 million) was recognized in “Other income, net,” including RMB4.2 billion (US$604 million) relates to the re-measurement of the Company’s retained investment in Du Xiaoman. The disposal of Du Xiaoman did not meet the definition of a discontinued operation per ASC Subtopic 205-20, Presentation of Financial Statements—Discontinued Operations, as the divestiture did not represent a shift in strategy nor had a major impact to the Group’s operation and financial results.

The Company retained an equity interest of 41% on a fully diluted basis, and accounted for Du Xiaoman as an equity method investment in accordance with ASC 323, as it retained significant influence over Du Xiaoman. The carrying amount of the Du Xiaoman investment in excess of the Company’s proportionate interest in Du Xiaoman was recognized as equity method goodwill of RMB3.5 billion (US$512 million), intangible assets of

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

RMB851 million (US$124 million) and related deferred tax liabilities of RMB213 million (US$31 million).

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

As of December 31, 2017 and 2018, in addition to the aforementioned equity method investments, the Company held other equity method investments through its subsidiaries or VIEs and over which had significant influence. The carrying amount of the Company’s equity method investments, including Ctrip, was RMB31.4 billion and RMB44.1 billion (US$6.4 billion) as of December 31, 2017 and 2018, respectively (see also Note 20).

For the year ended December 31, 2018, equity method investments excluding Ctrip held by the Company in aggregate have met the significance criteria as defined under Rule 4-08(g) of Regulation S-X. Financial information for the Company’s equity method investments other than Ctrip are summarized as a group as follow:

	As of September 30,(i)
	2017(ii)	2018(ii)	2018(ii)
	RMB	RMB	US$
	(In millions)
Current assets	4,914	100,313	14,590
Non-current assets	653	11,050	1,607
Current liabilities	579	78,935	11,481
Non-current liabilities	21	2,718	395
Noncontrolling interests	2	1,706	248

	For the twelve months ended September 30, (i)
	2016 (ii)	2017 (ii)	2018 (ii)	2018(ii)
	RMB	RMB	RMB	US$
	(In millions)
Total revenues	963	1,681	4,633	674
Gross profit	290	671	916	133
Loss from operations	(359)	(303)	(418)	(61)
Net loss	(373)	(310)	(372)	(54)
Net loss attributable to the investees	(396)	(311)	(352)	(51)

(i)	The Company adopted a one-quarter lag in reporting its shares of equity income in all of its investees.
(ii)	Financial information of equity method investees were presented under legacy GAAP, the impact of the new standards on the Company’s financial statements is insignificant.

Investment accounted for at fair value

Long-term equity investments in unlisted companies held by consolidated investment companies are accounted for at fair value in accordance with ASC Subtopic 946-320, Financial Services—Investment Companies, Investments—Debt and Equity Securities. These investments are carried at fair value with realized or unrealized gains and losses recorded in “Other income, net” in the consolidated statements of comprehensive income.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

The methodology used in the determination of fair values for held-to-maturity debt investments, available-for-sale debt investments, equity investments with readily determinable fair values and other investment securities accounted for at fair value were disclosed in Note 22.

Investments classification as of December 31, 2017 and 2018 were shown as below:

	As of December 31, 2017
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB
	(In millions)
Short-term investments
Held-to-maturity debt investments	48,666	47	(18)	—	—	48,695
Available-for-sale debt investments	40,139	—	—	581	(5)	40,715
Other invested securities	18,289	—	—	169	(108)	18,350
Long-term investments
Available-for-sale equity investments	2,077	—	—	742	(46)	2,773
Investments accounted for at fair value	307	—	—	14	—	321

	As of December 31, 2018
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(In millions)
Short-term investments
Held-to-maturity debt investments	27,388	119	—	—	—	27,507	4,001
Available-for-sale debt investments	83,100	—	—	1,216	(78)	84,238	12,252
Long-term investments
Equity investments at fair value with readily determinable fair value	5,605	—	—	664	(1,841)	4,428	644
Available-for-sale debt investment	1,167	—	—	—	—	1,167	170
Investments accounted for at fair value	1,139	—	—	318	—	1,457	212

5.	ACCOUNTS RECEIVABLE

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
	(In millions)
Accounts receivable	4,887	6,614	962
Allowance for doubtful accounts	(316)	(599)	(87)

	4,571	6,015	875

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

The movements in the allowance for doubtful accounts were as follows:

	2016	2017	2018	2018
	RMB	RMB	RMB	US$
	(In millions)
Balance as of January 1	190	177	316	46
Amounts charged to expenses	39	190	299	43
Amounts written off	(52)	(51)	(16)	(2)

Balance as of December 31	177	316	599	87

6.	OTHER CURRENT ASSETS

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
	(In millions)
Prepaid expenses	398	658	96
Advances to suppliers	764	1,686	245
Receivables from online payment agencies	312	892	130
Deposits	204	247	36
Licensed copyrights	819	1,176	171
Contract assets, net	—	1,415	206
Others	928	767	111

	3,425	6,841	995

7.	FIXED ASSETS

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
	(In millions)
Computer equipment	18,354	26,186	3,809
Office building	4,003	4,168	606
Office building related facility, machinery and equipment	1,956	2,168	315
Vehicles	80	190	28
Office equipment	690	813	118
Leasehold improvements	341	352	51
Construction in progress	680	720	105

	26,104	34,597	5,032
Accumulated depreciation and impairment	(13,629)	(16,694)	(2,428)

	12,475	17,903	2,604

The Company entered into capital leases for certain computer servers and equipment. The gross amount and the accumulated depreciation of these servers and equipment were RMB198 million and RMB198 million, respectively, as of December 31, 2017 and RMB201 million (US$29 million) and RMB201 million (US$29 million), respectively, as of December 31, 2018.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

Depreciation expense of the fixed assets, including assets under capital leases, was RMB3.4 billion, RMB3.8 billion and RMB3.7 billion (US$536 million) for the years ended December 31, 2016, 2017 and 2018, respectively. The Company recognized impairment charges on fixed assets of nil, RMB70 million and nil for the years ended December 31, 2016, 2017 and 2018, respectively.

8.	GOODWILL AND INTANGIBLE ASSETS

Goodwill

The Company had three reporting units as of December 31 2016. Starting from April 2017, Search Services and Transaction Services were combined into one reporting unit, namely, Baidu Core, resulting in two reporting units, Baidu Core and iQIYI, as of December 31, 2017 and 2018.

The changes in the carrying amount of goodwill for each reporting unit from December 31, 2016 to March 31, 2017 were as follows:

	Search Services	Transaction Services	iQIYI	Total
	RMB	RMB	RMB	RMB
	(In millions)
Balance at December 31, 2016	10,785	1,281	3,276	15,342
Goodwill acquired	499	—	—	499

Balance at March 31, 2017	11,284	1,281	3,276	15,841

The changes in the carrying amount of goodwill for each reporting unit after March 31, 2017 was as follows:

	Baidu Core	iQIYI	Total
	RMB	RMB	RMB
	(In millions)
Balance at March 31, 2017	12,565	3,276	15,841
Goodwill acquired	81	—	81
Goodwill disposed	(116)	—	(116)

Balance at December 31, 2017	12,530	3,276	15,806

Goodwill acquired	2,750	612	3,362
Goodwill disposed	(569)	—	(569)
Foreign currency translation and other adjustments	(63)	—	(63)

Balance at December 31, 2018	14,648	3,888	18,536

Balance at December 31, 2018, in US$	2,130	566	2,696

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

Intangible Assets

	As of December 31, 2017
	Gross carrying value	Accumulated amortization and impairment	Net carrying value
	RMB	RMB	RMB
	(In millions)
Land use right	464	(193)	271
Customer relationships	463	(463)	—
Software	537	(499)	38
Trademarks	579	(464)	115
User list	677	(667)	10
Licensed copyrights	9,384	(4,826)	4,558
Others	1,066	(591)	475

	13,170	(7,703)	5,467

	As of December 31, 2018
	Gross carrying value	Accumulated amortization and impairment	Net carrying value	Net carrying value
	RMB	RMB	RMB	US$
	(In millions)
Land use right	464	(199)	265	39
Customer relationships	589	(476)	113	16
Software	693	(513)	180	26
Trademarks	942	(501)	441	64
User list	684	(681)	3	—
Licensed copyrights	18,081	(11,324)	6,757	983
Others	2,291	(869)	1,422	207

	23,744	(14,563)	9,181	1,335

The Company recognized impairment loss on intangible assets excluding licensed copyrights of RMB1 million, RMB139 million and RMB5 million (US$0.7 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

Amortization expense of intangible assets and licensed copyrights were RMB4.9 billion, RMB7.9 billion and RMB12.5 billion (US$1.8 billion), for the years ended December 31, 2016, 2017 and 2018 respectively.

Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

	RMB	US$
	(In millions)
For the years ending December 31, 2019	4,096	596
2020	2,566	373
2021	1,196	174
2022	348	51
2023	308	45

The carrying amounts of intangible assets with an indefinite useful life were insignificant as of December 31, 2017 and 2018.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
	(In millions)
Accrued payroll and welfare	1,779	1,898	276
Tax payable	2,271	2,342	341
Interest payable	267	382	56
Users’ and distributors’ deposits	563	661	96
Purchase of fixed assets and computer parts	1,592	1,890	275
Traffic acquisition costs	2,482	2,911	423
Bandwidth costs	1,824	2,085	303
Content acquisition costs	5,866	8,873	1,291
Funds collected on behalf of service providers	529	353	51
Payable to merchants	330	340	50
Accrued other operating expenses	7,720	10,680	1,553
Others	2,300	2,966	432

	27,523	35,381	5,147

10.	LOANS PAYABLE

Short-term Loans

Short-term loans as of December 31, 2017 and 2018 amounted to RMB1.2 billion and RMB3.0 billion (US$443 million), respectively, which consisted of RMB denominated borrowings from financial institutions in the PRC and were repayable within one year.

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
	(In millions)
Secured short-term loans borrowed by iQIYI (i)	299	3,046	443
Unsecured short-term loans borrowed by financial service business (ii)	945	—	—

	1,244	3,046	443

(i)

The repayment of all short-term loans are guaranteed by subsidiaries of iQIYI and either collateralized by an office building of one of iQIYI’s VIEs with a carrying amount of RMB575 million (US$84 million) as of December 31, 2018 or collateralized by restricted cash balances totaling RMB2.2 billion (US$316 million) as of December 31, 2018.

(ii)	The loan balance was derecognized from the consolidated balance sheet upon disposal of the financial services business (Note 4).

As of December 31, 2017 and 2018, the weighted average interest rates for the outstanding borrowings were approximately 4.86% and 4.47%, respectively, and the aggregate amounts of unused lines of credit for short-term loans were RMB360 million and RMB781 million (US$114 million), respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

Long-term Loans

Baidu

In June 2016, the Company entered into a five-year term and revolving facility agreement with a group of 21 syndicated bankers, pursuant to which the Company is entitled to borrow an unsecured US$ denominated floating rate loan of US$1.0 billion with a term of five years and to borrow an unsecured US$ denominated revolving loan of US$1.0 billion for five years. The facility was priced at 110 basis points over LIBOR and is intended for the general working capital of the Company. In June 2016, the Company drew down two tranches of US$250 million each under the facility commitment. In November 2016, the Company drew down another two tranches of US$250 million each under the facility commitment. In connection with the facility agreements, the Company entered into four interest rate swap agreements, pursuant to which the loans would be settled with a fixed annual interest rate of 2.11%, 2.10%, 2.78% and 2.78% respectively, during the respective term of the loans.

The interest rate swap agreements met the definition of a derivative in accordance with ASC 815. The derivatives related to the interest rate swap agreements are accounted at fair value and included in “Other non-current assets” on the consolidated balance sheets.

iQIYI

In April 2017, iQIYI entered into a three-year loan agreement with Bank of China (Shanghai Branch), pursuant to which the Company is entitled to borrow a secured RMB denominated loan of RMB299 million for the general working capital of iQIYI. In April 2017, iQIYI drew down RMB299 million with an interest rate of 4.47%, pursuant to the agreement, the principal shall be repaid by installments from September 2017 to April 2020. RMB15 million was repaid when it became due. The amount repayable within twelve months were classified as “Long-term loans, current portion.”

In December 2018, certain supplier invoices selected by iQIYI of RMB525 million (US$76 million) were factored to a financial institution (“the factored receivables”) at a discount. These supplier invoices were recorded as accounts payables in the Company’s consolidated balance sheet. The factored receivables were further transferred to a securitization vehicle, whereby debt securities securitized by the factored receivables. The debt securities were issued to third party investors for the gross proceeds of RMB446 million (US$65 million), with maturities in December 2019 and December 2020. The proceeds raised from issuance of the asset-backed debt securities were used by the financial institution to factor the supplier invoices. At the same time, the credit terms of the iQIYI’s corresponding trade payables were extended to mirror the maturity of the asset-backed debt securities. The securitization vehicle was consolidated because iQIYI was determined to be the primary beneficiary. As of December 31, 2018, the outstanding borrowings from third-party investors was RMB444 million (US$65 million) and the effective interest rate was 7.00%. The balance of RMB74 million (US$11 million) of the loan is repayable within one year and is included in “Long-term loans, current portion” and the remaining balance of RMB370 million (US$54 million) of the loan is included in non-current “Long-term loans” on the consolidated balance sheet.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

11.	NOTES PAYABLE

Baidu, Inc.

The Company issued and publicly sold unsecured senior notes, the detail of each tranches are shown as flow:

	Issue date	Principal amount (US$ million)	Mature date	Effective interest rate
2017 Notes	November 28, 2012	750	November 28, 2017	2.36%*
2022 Ten-year Notes	November 28, 2012	750	November 28, 2022	3.59%
2018 Notes	August 6, 2013	1,000	August 6, 2018	3.39%*
2019 Notes	June 9, 2014	1,000	June 9, 2019	3.00%
2020 Notes	June 30, 2015	750	June 30, 2020	3.13%
2025 Notes	June 30, 2015	500	June 30, 2025	4.22%
2022 Five-year Notes	July 6, 2017	900	July 6, 2022	3.08%
2027 Notes	July 6, 2017	600	July 6, 2027	3.73%
2023 Notes	March 29, 2018	1,000	September 29, 2023	3.99%
2028 March Notes	March 29, 2018	500	March 29, 2028	4.50%
2024 November Notes	November 14, 2018	600	May 14, 2024	4.51%
2028 November Notes	November 14, 2018	400	November 14, 2028	4.99%
2024 December Notes	December 10, 2018	250	May 14, 2024	4.54%

*	The 2017 Notes and 2018 Notes were fully repaid when they became due.

The 2017 Notes, 2018 Notes, 2019 Notes, 2020 Notes, 2022 Ten-year Notes, 2025 Notes, 2022 Five-year Notes, 2027 Notes, 2023 Notes, 2028 March Notes, 2024 November Notes, 2028 November Notes and 2024 December Notes are collectively referred to as the “Notes.”

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

The 2022 Five-year Notes bear interest at the rate of 2.88% per annum and the 2027 Notes bear interest at the rate of 3.63% per annum. Interest are payable semi-annually in arrears on and of each year, beginning on January 6, 2018.

The 2023 Notes bear interest at the rate of 3.88% per annum and the 2028 March Notes bear interest at the rate of 4.38% per annum. Interest are payable semi-annually in arrears on and of each year, beginning on September 29, 2018.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

The 2024 November Notes bear interest at the rate of 4.38% per annum and the 2028 November Notes bear interest at the rate of 4.88% per annum. Interest are payable semi-annually in arrears on and of each year, beginning on May 14, 2019.

The 2024 December Notes bear interest at the rate of 4.38% per annum. Interest are payable semi-annually in arrears on and of each year, beginning on May 14, 2019.

At maturity, the Notes are payable at their principal amount plus accrued and unpaid interest thereon.

The Notes do not contain any financial covenants or other significant restrictions. In addition, the Notes are unsecured and rank lower than any secured obligation of the Group and have the same liquidation priority as any other unsecured liabilities of the Group, but senior to those expressly subordinated obligations, if any. The Company may, at its discretion, redeem all or any portion of the Notes at any time, at the greater of the principal amount and the make whole amount plus accrued and unpaid interest. In addition, for the Notes issued during the year ended December 31, 2018, the Company may at its discretion, redeem all or any portion of the Notes at one or three months before the maturity date of respective notes, at a price equal to the greater of 100% of the principal amount of such Notes plus accrued and unpaid interest, if any, to (but not including) the redemption date. As of December 31, 2018, the Company does not intend to redeem any portion of the Notes prior to the stated maturity dates. For certain Notes, the Company has the obligation to redeem the Notes if a change in control occurs as defined in the indenture of the Notes.

The unpaid Notes were issued at a discount amounting to RMB160 million (US$25 million). The total issuance costs of RMB225 million (US$35 million) were presented as a direct deduction from the principal amount of the Notes on the consolidated balance sheets. Both the discount and the issuance costs are amortized as interest expense using the effective interest rate method through the maturity dates of the Notes.

The principal amount and unamortized discount and debt issuance costs as of December 31, 2017 and 2018 were as follows:

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
	(In millions)
Principal amount	35,782	49,867	7,253
Unamortized discount and debt issuance costs	(171)	(261)	(38)

	35,611	49,606	7,215

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s long-term debts, including the notes payable and loans payable (Note10), in the succeeding five years and thereafter:

	RMB	US$
	(In millions)
For the years ending December 31, 2019	6,960	1,012
2020	5,801	844
2021	6,876	1,000
2022	11,345	1,650
2023	6,876	1,000
Thereafter	19,595	2,850

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

12.	CONVERTIBLE NOTES

iQIYI 2018 Convertible Notes

In January 2017, iQIYI issued US$1.5 billion of convertible notes (the “iQIYI 2018 Convertible Notes”) in a private placement, among which US$300 million was purchased by the Company and the remaining US$1.2 billion was purchased by external investors. The iQIYI 2018 Convertible Notes bear interest at a coupon rate of 1.50% per annum with a maturity date of January 25, 2018. The iQIYI Notes can be converted into preferred shares in a qualified financing or at iQIYI’s election. The conversion option does not meet the definition of a derivative under ASC 815. On October 26, 2017, the US$1.5 billion iQIYI 2018 Convertible Notes and the related accrued interest were converted into 1,014,436,019 iQIYI’s Series G preferred shares. Upon the completion of IPO, all preferred shares were converted into Class A ordinary shares of iQIYI (Note 16).

iQIYI 2023 Convertible Notes

In December 2018, iQIYI issued US$750 million convertible senior notes due 2023 (“iQIYI 2023 Convertible Notes”). The iQIYI 2023 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable semi-annually in cash at a rate of 3.75% per annum with a maturity date of December 1, 2023, unless previously repurchased, redeemed or converted prior to such date. The initial conversion rate of the iQIYI 2023 Convertible Notes is 37.1830 of iQIYI’s ADSs per US$1,000 principal amount of the iQIYI 2023 Convertible Notes. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

Concurrently with the issuance of the iQIYI 2023 Convertible Notes, iQIYI purchased a call option on the Company’s ADS with certain counterparties at a price of US$68 million. The capped call exercise price is equal to the initial conversion price of the iQIYI 2023 Convertible Notes and the cap price is US$38.42 per ADS, subject to certain adjustments under the terms of the capped call transactions. The cost of the capped call was recorded as a reduction of the Company’s additional paid-in capital on the consolidated balance sheets with no subsequent changes in fair value be recorded.

As the conversion option may be settled entirely or partially in cash at iQIYI’s option, the Company separated the iQIYI 2023 Convertible Notes into liability and equity components in accordance with ASC 470-20, Debt with Conversion and Other Options. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as additional paid-in capital. Debt issuance costs were allocated to the liability and equity components using the same proportions as the proceeds from the iQIYI 2023 Convertible Notes. The difference between the principal amount of the iQIYI 2023 Convertible Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 7.04% to accrete the discounted carrying value of the iQIYI 2023 Convertible Notes to its face value on December 1, 2021, the put date of the iQIYI 2023 Convertible Notes.

As of December 31, 2018, the principal amount of the liability component was RMB5.2 billion (US$750 million), unamortized debt discount was RMB446 million (US$65 million). The carrying amount of the equity component was RMB362 million (US$53 million).

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

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

Japan

As a result of the Japanese tax regulations amendments, the effective income tax rate are approximately 33%, 32% and 31% for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Baidu Online, Baidu China and Baidu International enjoyed a reduced tax rate of 10% as qualified KSEs in 2016 and 2017. Certain other PRC subsidiaries and VIEs, including Baidu Netcom, are qualified HNTEs and enjoy a reduced tax rate of 15% for the years presented, which will expire in 2019, 2020 and 2021. An entity must file required supporting documents with the tax authorities before using the preferential rates. Whether the entity is entitled to enjoy a preferential rate as a KSE is subject to relevant governmental authorities’ assessment each year. An entity could re-apply for the HNTE certificate when the prior certificate expires. Historically, all of the Company’s subsidiaries and VIEs successfully re-applied for the certificates when the prior ones expired.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

Income (loss) before income taxes consists of:

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
	(In millions)
PRC	18,194	22,088	23,524	3,421
Non-PRC	(3,685)	(805)	3,801	553

	14,509	21,283	27,325	3,974

Except for the investment related gain recognized, the pre-tax losses from non-PRC operations consist primarily of operating costs, administration expenses, interest expenses and share-based compensation expenses.

Income taxes consist of:

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
	(In millions)
Current income tax	3,462	4,224	6,184	900
Income tax refund due to reduced tax rate	(535)	(473)	(680)	(99)
Adjustments of deferred tax assets due to change in tax rates	(13)	7	—	—
Deferred income tax benefit	(1)	(763)	(761)	(111)

	2,913	2,995	4,743	690

The reconciliation of the actual income taxes to the amount of tax computed by applying the aforementioned statutory income tax rate to pre-tax income is as follows:

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
	(In millions, except for per share data)
Expected taxation at PRC statutory tax rate	3,627	5,321	6,831	994
Effect of differing tax rates in different jurisdictions	736	854	493	72
Non-taxable income	(73)	(913)	(1,555)	(226)
Non-deductible expenses	115	653	935	136
Research and development super-deduction	(726)	(905)	(1,047)	(152)
Effect of PRC preferential tax rates and tax holiday	(1,851)	(2,095)	(2,250)	(327)
Effect of tax rate changes on deferred taxes	(13)	7	—	—
Over-accrued EIT for previous years	(520)	(579)	(616)	(90)
PRC withholding tax	283	101	553	80
Addition to valuation allowance	1,335	551	1,399	203

Taxation for the year	2,913	2,995	4,743	690

Effective tax rate	20%	14%	17%	17%

Effect of preferential tax rates inside the PRC on basic earnings per Class A and Class B ordinary share	53.41	60.33	64.47	9.38

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

The tax effects of temporary differences that gave rise to the deferred tax balances at December 31, 2017 and 2018 are as follows:

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
	(In millions)
Deferred tax assets:
Provision for doubtful receivables	287	252	37
Accrued expenses, payroll and others	2,849	4,284	622
Fixed assets depreciation	53	60	9
Net operating loss carry-forward	1,061	1,609	234
Less: valuation allowance	(2,718)	(3,881)	(564)

Deferred tax assets, net	1,532	2,324	338

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
	(In millions)
Deferred tax liabilities:
Long-lived assets arising from acquisitions	133	360	52
Withholding tax on PRC subsidiaries’ undistributed earnings	586	619	90
Tax on capital gains	2,460	2,778	404
Other	196	342	50

	3,375	4,099	596

As of December 31, 2018, the Company had tax losses of approximately RMB9.5 billion (US$1.4 billion) deriving from entities in the PRC, Hong Kong and Japan. The tax losses in Japan can be carried forward for nine years to offset future taxable profit. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period was extended to 10 years for entities qualified as HNTE in 2018 and thereafter. The tax losses of entities in the PRC and Japan will begin to expire in 2019, if not utilized. The tax losses in Hong Kong can be carried forward without an expiration date.

The Company evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2017 and 2018, there was no significant impacts from tax uncertainty on the Company’s financial position and result of operations. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2013 through 2018 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

In 2013, the Company accrued RMB581 million of withholding tax for the potential remittance of earnings from the PRC subsidiaries to their offshore parent companies in the form of dividend distribution, because the Company believes that the underlying dividends will be distributed in the future considering future merger and

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

acquisition activities. The Company did not provide for additional deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries during the years presented on the basis of its intent to permanently reinvest its foreign subsidiaries’ earnings. As of December, 31 2018, the total amount of undistributed earnings from the PRC subsidiaries for which no withholding tax has been accrued was RMB144.4 billion (US$21.0 billion). Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable. In the case of its VIEs in the PRC, undistributed earnings were insignificant as of each of the balance sheet dates.

14.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amounts for such employee benefits, which were expensed as incurred, were RMB2.3 billion, RMB2.6 billion and RMB2.9 billion (US$426 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

15.	COMMITMENTS AND CONTINGENCIES

Capital Commitments

The Company’s capital commitments primarily relate to commitments in connection with the expansion and improvement of its network infrastructure and its plan to build additional office buildings and cloud computing based data centers. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB220 million (US$32 million) as of December 31, 2018. All of the commitments relating to the network infrastructure are to be fulfilled in the next five years and the commitments relating to the office building and cloud computing based data centers will be settled in installments in the following years according to the construction progress.

Operating Lease Commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Total rental expense for offices was RMB494 million, RMB507 million and RMB485 million (US$71 million) for the years ended December 31, 2016, 2017 and 2018, respectively. Total operating lease expense for IDC facilities was RMB4.7 billion, RMB5.6 billion and RMB6.5 billion (US$944 million) for the years ended December 31, 2016, 2017 and 2018 respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following as of December 31, 2018:

	RMB	US$
	(In millions)
2019	1,820	265
2020	453	66
2021	258	38
2022	119	17
2023	95	14
Thereafter	44	6

	2,789	406

The Group’s lease arrangements have no restriction or contingent rents. Certain lease arrangements have escalation clauses and renewal options with advance notice period of several months.

Licensed Copyrights and Produced Content Commitments

Future minimum payments under non-cancelable agreements for licensed copyrights and produced content consist of the following as of December 31, 2018:

	RMB	US$
	(In millions)
2019	8,834	1,285
2020	6,977	1,015
2021	4,792	697
2022	980	142
2023	943	137
Thereafter	1,050	153

	23,576	3,429

Investment Commitments

The Company’s investment commitments primarily relate to capital contributions obligation under certain arrangements. The total investment commitments contracted but not yet reflected in the financial statements amounted to RMB1.4 billion (US$199 million).

Guarantees

The Company accounts for guarantees in accordance with ASC Topic 460, Guarantees (“ASC 460”). Accordingly, the Company evaluates its guarantees if any to determine whether (a) the guarantee is specifically excluded from the scope of ASC 460, (b) the guarantee is subject to ASC 460 disclosure requirements only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value.

The corporate by-laws require that the Company indemnify its officers and directors, as well as those who act as directors and officers of other entities at the Company’s request, against expenses, judgments, fines, settlements

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

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

Historically, the Company was not required to make payments related to these obligations, and the fair value for these obligations was nil on the consolidated balance sheets as of December 31, 2017 and 2018.

Litigation

The Group was involved in certain cases pending in various PRC, Japan, U.S. and Brazil courts and arbitration as of December 31, 2018. These cases include copyright infringement cases, unfair competition cases, and defamation cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could result in a loss of revenue or otherwise harm the business of the Company.

For many proceedings, the Company is currently unable to estimate the reasonably possible loss or a range of reasonably possible losses as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Company believes that such matters, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material adverse effect on the Company’s consolidated results of operations, financial position and cash flows. With respect to the limited number of proceedings for which the Company was able to estimate the reasonably possible losses or the range of reasonably possible losses, such loss estimates were insignificant.

16.	REDEEMABLE NONCONTROLLING INTERESTS

	2016	2017	2018	2018
	RMB	RMB	RMB	US$
	(In millions)
Balance as of January 1	3,948	5,492	11,022	1,603
Business combination (Note 3)	—	—	698	102
Other comprehensive income (loss)	325	(335)	—	—
Issuance of subsidiary shares	662	—	—	—
Disposal of subsidiary shares	—	(2,376)	—	—
Accretion of redeemable noncontrolling interests	557	(17)	146	21
Conversion of convertible notes of iQIYI	—	8,258	—	—
Conversion of iQIYI preferred shares recognized as redeemable noncontrolling interests to ordinary shares	—	—	(11,150)	(1,622)

Balance as of December 31	5,492	11,022	716	104

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

In November 2014, iQIYI completed a round of preferred shares financing with US$300 million from the external preferred shareholders. In October 2017, the US$1.2 billion iQIYI 2018 Convertible Notes (Note 12) plus related interest purchased by external investors was converted to iQIYI’s new round preferred shares. As the preferred shares could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of iQIYI, these preferred shares are accounted for as redeemable noncontrolling interests. Upon completion of the IPO of iQIYI, all preferred shares of iQIYI held by external preferred shareholders were automatically re-designated and converted on a one-for-one basis into Class A ordinary shares of iQIYI.

In October 2015, Xiaodu issued 250,000,000 preferred shares to certain shareholders for a total consideration of US$250 million. In May 2016, Xiaodu issued an additional 42,105,264 preferred shares to certain other shareholders for a total consideration of US$100 million. As the preferred shares could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of Xiaodu, these preferred shares were accounted for as redeemable noncontrolling interests. In August 2017, the Company completed the disposal of Xiaodu to Rajax Holding in exchange for its equity shares.

In October, 2018 the Company acquired additional shares of a former equity method investee, resulting in the investee becoming a subsidiary of the Company. The subsidiary had issued 159,820,917 outstanding preferred shares to certain shareholders, which could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the subsidiary. Therefore, these preferred share were accounted for as redeemable noncontrolling interests (Note 3).

The Company accounts for the changes in accretion to the redemption value in accordance with ASC Topic 480, Distinguishing Liabilities from Equity. The Company elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interest.

17.	SHAREHOLDERS’ EQUITY

Ordinary Shares

The authorized share capital consisted of 870,400,000 ordinary shares at a par value of US$0.00005 per share, of which 825,000,000 shares were designated as Class A ordinary shares, 35,400,000 as Class B ordinary shares, and 10,000,000 shares designated as preferred shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. The number of Class B ordinary shares transferred to Class A ordinary shares was 91,667 shares, 200,000 shares and nil in the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, there were 27,733,692 and 7,201,254 Class A and Class B ordinary shares outstanding, respectively. As of December 31, 2017 and 2018, there were no preferred shares issued and outstanding.

On July 30, 2015, the Company announced a share repurchase program in which the Company proposed to acquire up to an aggregate of US$1.0 billion of its shares over the next 12 months. On October 29, 2015, the Company announced a share repurchase program under which the Company proposed to acquire up to an

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

aggregate of US$2.0 billion of its shares over the next 24 months. On June 27, 2018, the Company announced a share repurchase program under which the Company proposed to acquire up to an aggregate of US$1.0 billion of its ordinary shares over the next 12 months in the open market or through privately negotiated transactions, depending on market conditions and in accordance with applicable rules and regulations.

The Company repurchased nil, 145,783 and 207,165 Class A ordinary shares from the open market with an aggregate purchase price of nil, RMB1.7 billion and RMB3.3 billion (US$482 million) during the years ended December 31, 2016, 2017 and 2018. The repurchased shares were cancelled under Cayman Islands law upon repurchase and the difference between the par value and the repurchase price was debited to retained earnings.

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

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
	(In millions)
PRC statutory reserve funds	488	515	75
Unreserved retained earnings	101,840	128,731	18,723

Total retained earnings	102,328	129,246	18,798

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB18.6 billion and RMB25.7 billion (US$3.7 billion) as of December 31, 2017 and 2018, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

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

Accumulated Other Comprehensive Income (Loss)

The changes in accumulated other comprehensive income (loss) by component, net of tax, were as follows:

	Foreign currency translation adjustment	Unrealized gains on available-for- sale investments	Total
	RMB	RMB	RMB
	(In millions)
Balance at December 31, 2015	(1,106)	300	(806)

Other comprehensive income (loss) before reclassification	(593)	515	(78)
Amounts reclassified from accumulated other comprehensive income	—	(572)	(572)

Net current-period other comprehensive loss	(593)	(57)	(650)
Other comprehensive income attribute to noncontrolling interests and redeemable noncontrolling interests	(327)	—	(327)

Balance at December 31, 2016	(2,026)	243	(1,783)

Other comprehensive income before reclassification	732	2,574	3,306
Amounts reclassified from accumulated other comprehensive income	71	(999)	(928)

Net current-period other comprehensive income	803	1,575	2,378
Other comprehensive loss attribute to noncontrolling interests and redeemable noncontrolling interests	335	—	335

Balance at December 31, 2017	(888)	1,818	930

Cumulative effect of accounting change*	—	(1,854)	(1,854)
Other comprehensive income before reclassification	114	4,117	4,231
Amounts reclassified from accumulated other comprehensive income	80	(2,171)	(2,091)

Net current-period other comprehensive income	194	92	286
Other comprehensive income attribute to noncontrolling interests and redeemable noncontrolling interests	(1,006)	—	(1,006)

Balance at December 31, 2018	(1,700)	1,910	210

Balance at December 31, 2018, in US$	(247)	278	31

*

Adjustment of net unrealized gains related to available-for-sale equity investments from accumulated other comprehensive income to opening retained earnings as a result of the adoption of ASC 321 on January 1, 2018.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

The following table sets forth the tax effect allocated to each component of other comprehensive income (loss) for the years ended December 31, 2016, 2017 and 2018:

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
	(In millions)
Unrealized gains on available-for-sale investments
Other comprehensive loss before reclassification	(120)	(215)	(409)	(60)
Amounts reclassified from accumulated other comprehensive income	110	163	328	48

Net current-period other comprehensive loss	(10)	(52)	(81)	(12)

18.	EARNINGS PER SHARE (“EPS”)

A reconciliation of net income attributable to Baidu, Inc. in the consolidated statements of comprehensive income to the numerator for the computation of basic and diluted per share for the years ended December 31, 2016, 2017 and 2018 is as follows:

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
	(In millions)
Net income attributable to Baidu, Inc.	11,632	18,301	27,573	4,010
Accretion of the redeemable noncontrolling interests	(557)	17	(130)	(19)

Numerator for EPS computation	11,075	18,318	27,443	3,991

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

The following table sets forth the computation of basic and diluted earnings per Class A and Class B ordinary share.

	For the years ended December 31,
	2016		2017		2018		2018
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	(In millions, except for number of shares, per share and per ADS data)
Earnings per share – basic:
Numerator
Allocation of net income attributable to Baidu, Inc.	8,710	2,365	14,488	3,830	21,780	3,167	5,663	824
Denominator

Weighted average ordinary shares outstanding	27,263,984	7,401,254	27,464,760	7,260,363	27,697,335	27,697,335	7,201,254	7,201,254

Denominator used for basic EPS	27,263,984	7,401,254	27,464,760	7,260,363	27,697,335	27,697,335	7,201,254	7,201,254

Earnings per share – basic	319.47	319.47	527.51	527.51	786.36	114.37	786.36	114.37

Earnings per share – diluted:
Numerator
Allocation of net income attributable to Baidu, Inc. for diluted computation	8,716	2,359	14,513	3,805	21,824	3,174	5,619	817
Reallocation of net income attributable to Baidu, Inc. as a result of conversion of Class B to Class A shares	2,359	—	3,805	—	5,619	817	—	—

Numerator for diluted EPS calculation	11,075	2,359	18,318	3,805	27,443	3,991	5,619	817
Denominator
Weighted average ordinary shares outstanding	27,263,984	7,401,254	27,464,760	7,260,363	27,697,335	27,697,335	7,201,254	7,201,254
Conversion of Class B to Class A ordinary shares	7,401,254	—	7,260,363	—	7,201,254	7,201,254	—	—
Share-based awards	91,848	—	227,268	—	272,454	272,454	—	—

Denominator used for diluted EPS	34,757,086	7,401,254	34,952,391	7,260,363	35,171,043	35,171,043	7,201,254	7,201,254

Earnings per share – diluted	318.62	318.62	524.08	524.08	780.27	113.49	780.27	113.49

Earnings per ADS:
Denominator used for earnings per ADS – basic	272,639,840		274,647,600		276,973,350	276,973,350
Denominator used for earnings per ADS – diluted	347,570,860		349,523,907		351,710,430	351,710,430
Earnings per ADS – basic	31.95		52.75		78.64	11.44

Earnings per ADS – diluted	31.86		52.41		78.03	11.35

The Company did not include certain stock options, restricted shares and the effect of convertible senior notes in the computation of diluted earnings per share for the years ended December 31, 2016, 2017 and 2018 because those stock options and restricted shares were anti-dilutive for earnings per share for the respective years.

19.	SHARE-BASED AWARDS PLAN

Baidu, Inc.

2008 Share Incentive plan

In December 2008, the Company adopted a share incentive plan (the “2008 Plan”), which provides for the granting of share incentives, including incentive share options (“ISOs”), restricted shares and any other form of award pursuant to the 2008 Plan, to members of the board, employees, consultants and non-employees of the

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

Company. The Company reserved 3,428,777 ordinary shares for issuance under the 2008 Plan, which expired in the year 2018. The vesting schedule, time and condition to exercise options was determined by the compensation committee. The term of the options may not exceed ten years from the date of the grant, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of the Company’s share capital.

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

2018 Share Incentive Plan.

In July 2018, the Company adopted a share incentive plan (the “2018 Plan”), which provides for the granting of share incentives, including ISOs, restricted shares and any other form of award pursuant to the 2018 Plan, to members of the board, employees, consultants, and non-employees of the Company. The 2018 Plan has a ten-year term and a maximum number of 3,443,950 Class A ordinary shares available for issuance pursuant to all awards under the 2018 Plan. As of December 31, 2018, the Company has not granted any awards under the 2018 Plan.

Starting from February 15, 2006, the Company granted restricted Class A ordinary shares of the Company (“Restricted Shares”). Terms for the Restricted Shares are the same as share options except that Restricted Shares do not require exercise and have a two to four years vesting term.

Share options

The following table summarizes the option activity for the year ended December 31, 2018:

	Number of shares	Weighted average exercise price (US$)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$ in millions)
Share options
Outstanding, December 31, 2017	315,397	1,753	8	186
Granted	85,159	1,775
Exercised	(66,727)	1,608
Forfeited/Cancelled	(108,145)	1,864

Outstanding, December 31, 2018	225,684	1,751	7	40

Vested and expected to vest at December 31, 2018	191,811	1,713	7	38

Exercisable at December 31, 2018	108,639	1,542	6	31

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2018 and the exercise price.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

Total intrinsic value of options exercised for the years ended December 31, 2016, 2017 and 2018 was RMB143 million, RMB403 million and RMB 474 million (US$69 million), respectively. The total fair value of options vested during the years ended December 31, 2016, 2017 and 2018 was RMB225 million, RMB195 million and RMB 956 million (US$139 million), respectively.

As of December 31, 2018, there was RMB337 million (US$49 million) unrecognized share-based compensation cost related to share options, which is expected to be recognized over a weighted-average vesting period of 2.4 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from expectation.

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

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	For the years ended December 31
	2016	2017	2018
Risk-free interest rate	1.13%~1.47%	1.81%~2.08%	2.57%
Dividend yield	—	—	—
Expected volatility range	38.91%~40.09%	35.99%~38.41%	34.47%~35.36%
Weighted average expected volatility	39.37%	38.39%	34.81%
Expected life (in years)	5.75~5.92	4.99~6.01	4.89~6.25

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

The exercise price of options granted during the years ended December 31, 2016, 2017 and 2018 equaled the market price of the ordinary shares on the grant date. The weighted-average grant-date fair value of options granted during the years ended December 31, 2016, 2017, and 2018 was US$660, US$747, and US$1,029, respectively.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

Restricted Shares

Restricted Shares activity for the year ended December 31, 2018 was as follows:

	Number of shares	Weighted average grant date fair value (US$)
Restricted Shares
Unvested, December 31, 2017	819,670	1,899
Granted	427,642	2,232
Vested	(259,152)	1,920
Forfeited/Cancelled	(196,716)	1,952

Unvested, December 31, 2018	791,444	2,060

The total fair value of the Restricted Shares vested during the years ended December 31, 2016, 2017 and 2018 was RMB1.1 billion, RMB2.1 billion, RMB3.4 billion (US$498 million), respectively. The weighted-average grant-date fair value of the Restricted Shares granted during the years ended December 31, 2016, 2017, and 2018 was US$1,756, US$1,978, and US$2,232, respectively.

As of December 31, 2018, there was RMB5.2 billion (US$762 million) unrecognized share-based compensation cost related to Restricted Shares. That deferred cost will be recognized over a weighted-average vesting period of 2.7 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from expectation.

Subsidiaries-iQIYI

2010 Equity Incentive Plan

In October 2010, iQIYI adopted its 2010 Equity Incentive Plan (the “iQIYI 2010 Plan”), which permits the grant of restricted shares, options and share appreciation rights to the employees, directors, officers and consultants to purchase iQIYI’s ordinary shares. The iQIYI 2010 Plan is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under the 2010 Plan. As of December 31, 2018, the share option pool under the iQIYI 2010 Plan approved by the Board of Directors of iQIYI was 589,729,714 iQIYI’s ordinary shares. All options granted vest over a four-year period, with 25% of the awards vesting on the first anniversary, and the remaining 75% of the awards vesting on a quarterly basis thereafter.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

The following table sets forth the summary of employee option activity under the iQIYI’s 2010 Plan:

	Number of shares	Weighted average exercise price （US$）	Weighted average remaining contractual life (Years)	Aggregate intrinsic value ( US$ in millions)
Outstanding, December 31, 2017	306,266,366	0.45
Granted	112,846,527	0.51
Forfeited	(13,474,664)	0.51
Exercised	(25,059,198)	0.42

Outstanding, December 31, 2018	380,579,031	0.47	9	630

Vested and expected to vest at December 31, 2018	382,422,243	0.46	7	635

Exercisable at December 31, 2018	184,247,256	0.42	6	314

As of December 31, 2018, there was RMB1.4 billion (US$207 million) unrecognized share-based compensation cost related to share options granted by iQIYI. That deferred cost is expected to be recognized over a weighted-average vesting period of 3 years.

2017 Share Incentive Plan

In November 2017, iQIYI adopted its 2017 Share Incentive Plan (the “iQIYI 2017 Plan”). Under the iQIYI 2017 Plan, iQIYI is authorized to grant options, restricted shares and restricted share units to members of the board, employees, consultants and other individuals for which the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 720,000 iQIYI’s ordinary shares. The iQIYI 2017 Plan is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there are no other vesting conditions for all the awards issued under the 2017 Plan. As of December 31, 2018, the unrecognized share-based compensation cost related to its Restricted Shares is insignificant.

The following table summarizes the share-based compensation cost recognized by iQIYI:

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
	(In millions)
Expensed as cost of revenues	9	35	83	12
Expensed as selling, general and administrative	30	131	369	54
Expensed as research and development	23	67	104	16

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

The following table summarizes the total share-based compensation cost recognized by the Group:

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
	(In millions)
Expensed as cost of revenues	103	183	224	33
Expensed as selling, general and administrative	429	973	1,725	251
Expensed as research and development	1,228	2,088	2,727	397

	1,760	3,244	4,676	681

20.	RELATED PARTY TRANSACTIONS

Related party transactions primarily related to online marketing services provided by the Company to Ctrip, which amounted to RMB631 million, RMB750 million and RMB774 million (US$113 million) for the years ended December 31, 2016, 2017 and 2018, respectively. The Company also provided online marketing services, cloud services and other services to Du Xiaoman, revenue for services provided amounted to RMB256 million (US$37 million) for the year ended December 31, 2018. Other related party transactions were insignificant for each of the years presented, which included the reimbursements to Mr. Robin Yanhong Li’s use of an aircraft beneficially owned by his family member for the Company’s business purposes and the rental expense for an office building owned by the family members of an executive officer for the Company’s business purposes.

As of December 31, 2017 and 2018, amounts due from/due to related parties were as follows:

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
	(In millions)
Amounts due from related parties, current:
Ctrip (i)	137	58	8
Du Xiaoman (ii)	—	77	11
Other related parties (iii)	31	650	95

Total	168	785	114

Amounts due from related parties, non-current:
Du Xiaoman (ii)	—	3,884	565
Other related parties (iv)	9	413	60

Total	9	4,297	625

Amounts due to related parties, current:
Du Xiaoman (v)	—	934	136
Ctrip (vi)	122	12	2
Other related parties (vii)	31	781	113

Total	153	1,727	251

Amounts due to related parties, non-current:
Du Xiaoman (viii)	—	3,729	542
Other related parties (ix)	—	631	92

Total	—	4,360	634

(i)	The balances mainly represent amounts arising from services the Company provided to Ctrip.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(ii)

The balance represents long-term loans due from Du Xiaoman with interest rates ranging from 4.28% to 5.00%, and amounts arising from services the Company provided to Du Xiaoman. In 2018, the Company provided short-term loans in the amount of RMB12.0 billion (US$1.7 billion) to Du Xiaoman, which were fully repaid as of December 31, 2018.

(iii)	The balances mainly represent short-term interest-bearing loans provided to investees of the Company.
(iv)	The balance consist of amount due from the Company’s investees in the ordinary course of business and rental deposits paid in advance to the related party of one of the executive officers.
(v)	The balance represents amount due to Du Xiaoman services provided by Du Xiaoman to the Company in the ordinary course of business and for other unsettled payments
(vi)	The balances mainly represent amounts arising from services provided by Ctrip.
(vii)	The balances mainly represent an interest-bearing loan provided by an investee and amounts arising from services provided by the Company’s investees.
(viii)	The balance represents mainly long-term loans provided by Du Xiaoman with interest rates ranging from 3.78% to 4.28%.
(ix)	The balance represents mainly deferred revenue relating to the future services to be provided by the Company’s subsidiary to an equity method investee.

21.	SEGMENT REPORTING

The operations of the Company are organized into two segments, consisting of Baidu Core and iQIYI. Baidu Core mainly provides search-based and feed-based online marketing service, other online marketing services, and new artificial intelligence businesses. iQIYI is an online entertainment service provider that, offers original, professionally produced and partner-generated content on its platform.

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

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

	For the year ended December 31, 2016
	Baidu Core	iQIYI	Intersegment eliminations & adjustments	Consolidated
	RMB	RMB	RMB	RMB
	(In millions)
Total revenues	59,470	11,237	(158)	70,549

Operating costs and expenses:
Cost of revenues	23,806	11,437	35	35,278
Selling, general and administrative	13,493	1,766	(188)	15,071
Research and development	9,298	824	29	10,151

Total operating costs and expenses	46,597	14,027	(124)	60,500

Operating profit (loss)	12,873	(2,790)	(34)	10,049

Total other income (loss), net	4,730	(271)	1	4,460

Income (loss) before income taxes	17,603	(3,061)	(33)	14,509

Income taxes	2,915	13	(15)	2,913

Net income (loss)	14,688	(3,074)	(18)	11,596

Less: net income (loss) attributable to noncontrolling interests	(30)	—	(6)	(36)
Net income attributable to Baidu, Inc.	14,718	(3,074)	(12)	11,632

The table below provides a summary of the Group’s operating segment operating results for the years ended December 31, 2017.

	For the year ended December 31, 2017
	Baidu Core	iQIYI	Intersegment eliminations & adjustments	Consolidated
	RMB	RMB	RMB	RMB
	(In millions)
Total revenues	67,681	17,378	(250)	84,809

Operating costs and expenses:
Cost of revenues	25,688	17,386	(12)	43,062
Selling, general and administrative	10,586	2,675	(133)	13,128
Research and development	11,692	1,270	(34)	12,928

Total operating costs and expenses	47,966	21,331	(179)	69,118

Operating profit (loss)	19,715	(3,953)	(71)	15,691

Total other income (loss), net	5,385	208	(1)	5,592

Income (loss) before income taxes	25,100	(3,745)	(72)	21,283
Income taxes	3,001	(8)	2	2,995

Net income (loss)	22,099	(3,737)	(74)	18,288

Less: net income (loss) attributable to noncontrolling interests	(9)	—	(4)	(13)

Net income (loss) attributable to Baidu, Inc.	22,108	(3,737)	(70)	18,301

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

The table below provides a summary of the Group’s operating segment operating results for the years ended December 31, 2018.

	For the year ended December 31, 2018
	Baidu Core		iQIYI		Intersegment eliminations		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(In millions)
Total revenues	78,271	11,384	24,989	3,634	(983)	(142)	102,277	14,876

Operating costs and expenses:
Cost of revenues	25,370	3,689	27,133	3,946	(759)	(109)	51,744	7,526
Selling, general and administrative	15,310	2,227	4,168	606	(247)	(36)	19,231	2,797
Research and development	13,783	2,005	1,994	290	(5)	(1)	15,772	2,294

Total operating costs and expenses	54,463	7,921	33,295	4,842	(1,011)	(146)	86,747	12,617

Operating profit (loss)	23,808	3,463	(8,306)	(1,208)	28	4	15,530	2,259

Total other income (loss), net	13,169	1,915	(676)	(98)	(698)	(102)	11,795	1,715

Income (loss) before income taxes	36,977	5,378	(8,982)	(1,306)	(670)	(98)	27,325	3,974

Income taxes	4,664	678	79	12	—	—	4,743	690

Net income (loss)	32,313	4,700	(9,061)	(1,318)	(670)	(98)	22,582	3,284
Less: net income (loss) attributable to noncontrolling interests	(1,292)	(188)	49	7	(3,748)	(545)	(4,991)	(726)

Net income (loss) attributable to Baidu, Inc.	33,605	4,888	(9,110)	(1,325)	3,078	447	27,573	4,010

22.	FAIR VALUE MEASUREMENT

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	–	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	–	Include observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3	–	Unobservable inputs which are supported by little or no market activity.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

Assets and Liabilities Measured or Disclosed at Fair Value

In accordance with ASC 820, the Company measures available-for-sale investments, other invested securities, investments accounted for at fair value, equity securities with readily determinable fair value and derivatives instruments on a recurring basis. The fair value of time deposits are determined based on the prevailing interest rates in the market. The fair values of the Company’s held-to-maturity investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates. The fair value of the Company’s available-for-sale debt investments and other invested securities are measured using the income approach, based on quoted market interest rates of similar instruments and other significant inputs derived from or corroborated by observable market data. The fair values of the Company’s equity investments in the equity securities of publicly listed companies are measured using quoted market prices. Investments accounted at the fair value and available-for-sale debt investment are primarily investments in private companies, which do not have readily determinable market values. The fair value of these investments were categorized as Level 3 in the fair value hierarchy. The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing, future cash flow forecasts, liquidity factors and selection of the comparable companies.

The Company measures long-term investments at fair value on a nonrecurring basis, in the cases of an impairment charge is recognized, fair value of an investment is remeasured in an acquisition/a disposal, and an orderly transaction for identical or similar investments of the same issuer was identified for equity investments the Company elected to use the measurement alternative. The Company’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis.

The fair value of notes payable is extracted directly from the quoted market price. The Company classifies the fair value of the convertible senior notes as Level 3 within the fair value hierarchy due to the lack of observable market data and activity. The Company carries the convertible senior notes at face value less unamortized debt discount and issuance costs on its consolidated balance sheet, and presents the fair value for required disclosure purposes only. For further information on the convertible senior notes see Note 12.

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

Assets and liabilities measured on a recurring basis or disclosed at fair value are summarized below:

		Fair value measurement or disclosure at December 31, 2017 using
	Total fair value at December 31, 2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
	(In millions)
Fair value disclosure
Cash equivalents
Time deposits	130		130
Money market fund	2,384	2,384
Short-term investments
Held-to-maturity debt investments	48,695		48,695
Long-term notes payable	35,943		35,943

Fair value measurements on a recurring basis
Short-term investments
Available-for-sale debt investments	40,715		40,715
Other invested securities	18,350		18,350
Long-term investments
Available-for-sale equity investments	2,773	2,773
Investments accounted for at fair value	321			321
Other non-current assets
Derivative instruments	168		168

Total assets measured at fair value	62,327	2,773	59,233	321

BAIDU, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

			Fair value measurement or disclosure at December 31, 2018 using
	Total fair value at December 31, 2018		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	US$	RMB	RMB	RMB
	(In millions)
Fair value disclosure
Cash equivalents
Time deposits	4,264	620		4,264
Money market fund	3,723	541	3,723
Short-term investments
Held-to-maturity debt investments	27,507	4,001		27,507
Long-term notes payable	68,763	10,001		68,763
Convertible senior notes	4,923	716			4,923

Fair value measurements on a recurring basis
Short-term investments
Available-for-sale debt investments	79,558	11,571		79,558
Long-term investments
Equity investments at fair value with readily determinable fair value	4,428	644	4,428
Investments accounted for at fair value	1,457	212			1,457
Available-for-sale debt investments	1,167	170			1,167
Other non-current assets
Derivative instruments	193	28		187	6

Total assets measured at fair value	86,803	12,625	4,428	79,745	2,630

Accounts payable and accrued liabilities
Derivative instruments	123	18			123
Amounts due to related parties, non-current
Financial liability	341	50		341

Total liabilities measured at fair value	464	68	—	341	123

Assets measured at fair value on a non-recurring basis

The Company measures non-financial assets such as long-term investments on a nonrecurring basis when impairment charges are recognized. These nonrecurring fair value measurements use significant unobservable inputs (Level 3). The Company recognized long-term investment charges of RMB245 million, RMB597 million and RMB622 million (US$90 million) for the years ended December 31, 2016, 2017 and 2018, respectively, due to declining financial performances and changes in business circumstances of these investees. The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate to determine the fair value of these investments. For investments in private companies, information considered by the Company include but are not limited to the pricing of recent rounds of financing, future cash flow forecasts, and liquidity factors. Inputs used in these methodologies primarily include future cashflows, discount rate, and the selection of comparable companies operating in similar businesses. For investments in listed companies, the Company mainly considered the quoted share price.