Form 20-F
period 2019-12-31
Baidu, Inc.
filed 2020-03-13
CIK 1329099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form
 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019.
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
Herman Yu, Chief Financial Officer
Telephone: +(86 10) 5992-8888
Email: ir@baidu.com
Facsimile: +(86 10) 5992-0000
Baidu Campus
No. 10 Shangdi 10th Street,
Haidian District, Beijing 100085
The People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares (ten American depositary shares representing one Class A ordinary share, par value US$0.00005 per share)	BIDU	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)
Class A ordinary shares, par value US$0.00005 per share*		The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)
*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report
27,381,621
 Class A ordinary shares and
7,201,254
Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2019.
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
☐
    No
☐

i

INTRODUCTION
In this annual report, except where the context otherwise requires and for purposes of this annual report only:
•	“we,” “us,” “our company,” “our,” or “Baidu” refers to Baidu, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated affiliated entities in China, including but not limited to Beijing Baidu Netcom Science Technology Co., Ltd., or Baidu Netcom;

•	“user traffic” or “traffic” refers generally to page views of a website, with “page views” measuring the number of web pages viewed by internet users over a specified period of time except that multiple page views of the same page viewed by the same user on the same day are counted only once;

•	“DAU” for Baidu App refers to the number of unique mobile devices that have accessed Baidu App at least once during a day; “mobile DAUs,” for our iQIYI platform, refers to the number of unique mobile devices that have accessed our platform through our iQIYI mobile app at least once during a day; “mobile MAUs,” for our iQIYI platform, refers to the number of unique mobile devices that have accessed our platform through our iQIYI mobile app at least once during a month;

•	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares;

•	“ADSs” refers to our American depositary shares, and we effected a change of the ADS to Class A ordinary share ratio from 1 ADS representing 1 Class A ordinary share to 10 ADSs representing 1 Class A ordinary share on May 12, 2010, which has the same effect as a
10-for-1
ADS split;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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
•	our growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to attract and retain users and customers and generate revenue and profit from our customers;

•	our ability to retain key personnel and attract new talent;

•	competition in the internet search and feed, online marketing and other businesses in which we engage;

•	the outcome of ongoing or any future litigation, including those relating to intellectual property rights; and

•	PRC governmental regulations and policies relating to the internet, internet search and feed, online marketing and the implementation of a corporate structure involving variable interest entities in China.

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
Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9618 to US$1.00, the exchange rate in effect as of December 31, 2019 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.
PART I
Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.
Item 2.	Offer Statistics and Expected Timetable

Not applicable.
Item 3.	Key Information

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data and cash flow data for the three years ended December 31, 2017, 2018 and 2019 and the consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page
 F-1.
The selected consolidated statements of comprehensive income data and cash flow data for the years ended December 31, 2015 and 2016 and the selected consolidated balance sheets data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements for the years ended December 31, 2015, 2016 and 2017, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.
Starting from January 1, 2018, we adopted ASC Topic 606,
Revenue from contracts with Customers
(“ASC 606”), which reclassifies value added taxes, or VAT, from cost of revenues to net against revenues, among other changes. The consolidated statement of comprehensive income data for the year ended December 31, 2018 and 2019 presented below have been prepared in accordance with ASC 606, while the consolidated statements of comprehensive income data for the years ended December 31, 2015, 2016 and 2017 presented below have been prepared in accordance with ASC Topic 605,
Revenue Recognition
(“ASC 605”).

	Year Ended December 31,
	2015 (1)	2016 (1)	2017 (1)	2018 (2)	2019 (2)
	RMB	RMB	RMB	RMB	RMB	US$
	(In millions, except per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Revenues:
Online marketing services	64,037	64,525	73,146	81,912	78,093	11,217
Others	2,345	6,024	11,663	20,365	29,320	4,212

Total revenues	66,382	70,549	84,809	102,277	107,413	15,429

Operating costs and expenses:
Cost of revenues	27,458	35,278	43,062	51,744	62,850	9,028
Selling, general and administrative	17,076	15,071	13,128	19,231	19,910	2,860
Research and development	10,176	10,151	12,928	15,772	18,346	2,635

Total operating costs and expenses	54,710	60,500	69,118	86,747	101,106	14,523

Operating profit	11,672	10,049	15,691	15,530	6,307	906

Total other income (loss), net	26,235	4,460	5,592	11,795	(6,647)	(955)
Income (loss) before income taxes	37,907	14,509	21,283	27,325	(340)	(49)

Income taxes	5,475	2,913	2,995	4,743	1,948	279

Net income (loss)	32,432	11,596	18,288	22,582	(2,288)	(328)

Less: Net loss attributable to non-controlling interests	(1,232)	(36)	(13)	(4,991)	(4,345)	(624)

Net income attributable to Baidu, Inc.	33,664	11,632	18,301	27,573	2,057	296

(1)	VAT is presented in cost of revenues rather than net against revenues in accordance with the legacy revenue accounting standard (ASC 605).

(2)	VAT is presented as net against revenues rather than in cost of revenues in accordance with the new revenue accounting standard (ASC 606).

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
		(In millions)
Consolidated Balance Sheets Data:
Cash and cash equivalents	9,960	10,898	11,084	27,638	33,443	4,804
Restricted cash	96	318	252	2,189	996	143
Short-term investments	57,969	71,196	89,381	111,626	112,924	16,221
Total assets (3)	147,853	181,997	251,728	297,566	301,316	43,280
Short-term loans	100	1,115	1,244	3,046	2,618	376
Long-term loans, current portion	975	3,468	10	84	737	106
Long-term loans	3,240	6,822	6,701	7,456	7,804	1,121
Notes payable, current portion	—	5,203	6,500	6,871	5,219	750
Notes payable	30,702	27,648	29,111	42,735	38,090	5,471
Convertible senior notes	—	—	—	4,712	12,297	1,766
Total liabilities	63,638	84,254	121,356	121,814	128,501	18,458
Total Baidu, Inc. shareholders’ equity	80,256	92,274	115,346	162,897	163,599	23,499

(3)	We adopted Accounting Standards Update (“ASU”) No.
 2016-02:
Leases
on January 1, 2019 using the modified retrospective transition method. Right-
of-use
assets (“ROU assets”) and lease liabilities (including current and non-current)
for operating leases are presented on the face of the consolidated balance sheets as of December 31, 2019, while the consolidated balance sheet data for the years ended December 31, 2015, 2016, 2017 and 2018 have been prepared in accordance with ASC topic 840 (“ASC 840”),
Accounting for Leases
.

	Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(In millions)
Consolidated Cash Flow Data:
Net cash provided by operating activities	19,771	22,480	32,828	35,967	28,458	4,088
Net cash used in investing activities	(31,621)	(35,911)	(76,949)	(34,460)	(19,974)	(2,869)
Net cash provided by (used in) financing activities	7,778	14,447	44,557	15,082	(3,873)	(556)
Net increase (decrease) in cash and cash equivalents (4)	(3,893)	—	—	—	—	—
Net increase in cash, cash equivalents and restricted cash (4)	—	1,160	120	18,491	4,612	663

(4)	We adopted Accounting Standards Update No.
 2016-18,
Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018 using the retrospective transition method. Restricted cash presented on the face of the consolidated balance sheets are included in cash and cash equivalents when reconciling beginning-of-period
and
end-of-period
total amounts presented in the statements of cash flows for the periods of 2016, 2017, 2018 and 2019.

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
or P4P, services
.
Our online marketing customers will not continue to do business with us if their investment does not generate sales leads and ultimately consumers, or if we do not deliver their web pages in an appropriate and effective manner. Our P4P customers may choose to discontinue their business with us, which are not subject to fixed-term contracts
.
In addition, third parties may develop and use certain technologies to block the display of our customers’ advertisements and other marketing products on our Baidu platform, which may in turn cause us to lose customers and adversely affect our results of operations. Furthermore, as our auction-based P4P services enable our customers to bid for priority placement of their paid sponsored links, we may lose customers if they find the bidding mechanism not cost effective or otherwise not attractive. Additionally, if our users do not increase their engagement on our platform, or our content ecosystem fails to offer rich and quality content that meets users’ tastes and preferences, or our users spend more time with or otherwise satisfy their content consumption demands on competing platforms, or we otherwise experience user traffic decline due to any reason, it would be difficult for us to attract new customers or retain existing customers. Failure to retain our existing customers or attract new customers for our online marketing services could seriously harm our business, results of operations and growth prospects.
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
If online marketing through internet search or feed does not further grow in China, our business and results of operations could be materially and adversely affected.
While the internet has developed to a more advanced stage in China, customers have many channels to conduct online marketing and promotion. As users may not spend as much time on internet search and feed products as they used to, many current and potential customers may not use internet search and feed products as one of their main online marketing channels to promote their products and services, and thus may not allocate a significant portion of their marketing budgets to online marketing through internet search and feed products such as our P4P services, as compared to other methods of online marketing. Our ability to increase revenue and profitability from online marketing on PC, mobile internet and others may be adversely impacted by a number of factors, many of which are beyond our control, including but not limited to:
•	difficulties associated with developing and maintaining a larger user base with demographic characteristics attractive to online marketing customers and maintaining and increasing user engagement;

•	increased competition and potential re-allocation of marketing budgets and downward pressure on online marketing prices;

•	higher customer acquisition costs due in part to the limited experience of small to medium-sized enterprises, or SMEs, with the internet as a marketing channel or due to competition;

•	decreased use of our search and paid click because search queries are increasingly being undertaken via voice-activated smart devices, apps, social media or other platforms;

•	growing reluctance of users to click on search results marked as advertisements;

•	ineffectiveness of our online marketing delivery, tracking and reporting systems; and

•	decreased use of internet or online marketing in China.

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

In addition, any negative publicity about our company, our products and services, our employees, our business practices, our search results or the platform to which our search results link, regardless of its veracity, could harm our brand image and in turn adversely affect our business and results of operations. We cannot assure you that we will be able to defuse negative publicity to the satisfaction of our investors, users, customers and business partners. From time to time, there has been negative publicity about our company and our business practice, which has adversely affected our public image and reputation during certain periods of intense negative publicity. For example, in 2018, Chinese media reported incidents where users had been defrauded by health care and logistics service providers that they found through search listings on Baidu. Also in 2018, an editorial falsely alleged that, unlike Google, Baidu was biased in displaying its feed content in its search results. This editorial attracted the attention of the general public and Chinese media, including state-owned news agencies, and adversely affected our public image. In 2019, Shenzhen Consumer Council received complaints from users who encountered false travel information provided by false travel agencies through search listings on Baidu. The negative publicity surrounding these incidents have resulted in significant adverse impact on our public image and reputation. Intense negative publicity may divert our management’s attention and may adversely impact our business. We cannot assure you that our brand, public image and reputation will not be materially and adversely affected in the future.
We face significant competition and may suffer from loss of users and customers as a result.
We face significant competition in almost every aspect of our business, including competition from other companies that seek to provide internet search, feed or other content-rich services to users and provide online marketing services to customers. For Baidu Core business, our main competitors in the Chinese internet market include China-based internet companies, such as Alibaba, Tencent, Bytedance, Kuaishou, Sohu, Qihoo 360, Xiaomi and Huawei. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance), user experience of the search and feed services, quality, quantity and relevancy of content, availability and ease of use of products and services, distribution channels and the number of associated third-party websites/wapsites. For iQIYI, our primary competitors include companies that operate online video platforms in China, such as Tencent Video and Youku. Some of our competitors have significant financial resources, long operating histories and are experienced in attracting and retaining their users, accommodating their users’ habits and preferences and managing customers. They may use their experience and resources to compete with us in a variety of ways, including competing for users and their time, customers, distributors, content, strategic partners and networks of third-party websites/wapsites, investing more heavily in research and development and making investments and acquisitions. If any of our competitors provides comparable or better Chinese language search experience or internet video services, our user traffic could decline significantly. Additionally, if the channels and properties that we use to distribute services or products to our users and customers are no longer available to us, we may experience a decline in user traffic. Any such decline in traffic could weaken our brand and result in loss of users and customers, which could have a material and adverse effect on our results of operations.
We also face competition from other types of advertising media, such as newspapers, magazines, yellow pages, billboards, other forms of outdoor media, television, radio, mobile apps, webcasting and online video. Large companies in China generally allocate, and may continue to allocate, a limited portion of their budgets to online marketing, as opposed to traditional advertising and other forms of advertising media. If these companies do not devote a larger portion of their marketing budgets to online marketing services provided by us, or if our existing customers reduce the amount they spend on online marketing, our results of operations and growth prospects could be adversely affected.
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
In recent years, we have invested significant resources in the research and development of artificial intelligence (AI) technology and have made significant progress in the commercialization of AI technologies, such as
AI-powered
voice assistant platform DuerOS, autonomous driving platform Apollo, Baidu Cloud, Baidu Search and Baidu Feed
.
We plan to continue to contribute capital and other resources to our
AI-enabled
business operations. However, AI technology is rapidly evolving with significant uncertainties, and we cannot assure you that our investment and exploration in AI technology, including
AI-powered
voice assistant, smart devices, autonomous driving, smart transportation, cloud, search, feed, short videos and other new initiatives will be successful. Our operating results may also suffer if our innovation is not responsive to the needs of our users, customers and content providers, inappropriately timed with market opportunities, or marketed ineffectively. For example, we have limited experience with our
AI-enabled
business operations, such as Xiaodu smart devices, Baidu Cloud, and commercialization of smart transportation, which could subject us to various challenges and risks, including managing relationships with business and governmental customers, who could have different needs and preferences from our existing customers and users, highly competitive procurement processes of business and governmental customers, longer accounts receivable payment cycles, and lower collection rates. We also may not alter our business practices in time to avoid or reduce adverse effects from any of the foregoing risks. In addition, our
AI-enabled
business requires very different products and services, sales and marketing channels and internal operational processes. These requirements could disrupt our current operations and harm our financial condition and operating results.
It is uncertain whether our strategies will attract users or generate revenue required to succeed. If we fail to generate sufficient usage of our new products and services, we may not grow revenue in line with the significant resources we invested in these new businesses. This may negatively impact gross margins and operating income. Commercial success of our expansions into new business depends on many factors, including innovativeness, competitiveness, and effective distribution and marketing. For example, the smart transportation industry is highly competitive and fragmented. Our current and potential competitors in this industry range from large and established technology companies to emerging start-ups.
Some competitors have longer operating histories in the sector. They can use their experience and resources in ways that could affect our competitive position, including by making acquisitions, continuing to invest heavily in research and development and in talent, aggressively initiating intellectual property claims (whether or not meritorious), and continuing to compete aggressively for customers. Our competitors may be able to innovate and provide products and services faster than we can or may foresee the need for products and services before us. As a result, we may not achieve significant revenue, or may incur significant losses, from our new businesses, such as our
AI-enabled
business operations, for several years, or at all.
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
Our revenues could decline, we may sustain net loss from time to time, and we may experience downward pressure on our operating margin in the future.
Our total revenues grew at a compound annual growth rate of 12.8% from 2015 to 2019. Our growth was driven in part by the growth in China’s internet and online marketing industries, which may not be indicative of future growth or be sustainable. Our revenue growth slowed down in 2019, as our online marketing services experienced a year-over-year decline. Our revenue growth rate could decline over time and we could experience a decline in our revenues in the future, as a result of a number of factors, including changes in the mix of products and services, customer demographics, industry and channel, changes in policy or policy implementation, increase in market competition for marketing and/or new AI offerings, and decrease in pricing arising from an oversupply of ad inventory in the market, which was witnessed in 2019. We may also experience a decline in our revenue growth rate, if there is a decrease in the rate of adoption for our products, services and technologies, or deceleration or decline in demand for platforms used to access our services, among other factors.
We may experience downward pressure on our operating margin from increasing competition, resulting in revenue growing slower than expenses, and increased costs from many aspects of our business, including within online marketing where revenue growth does not keep up with traffic growth and related infrastructure costs to support our online properties, such as Baidu App, short videos and other products requiring huge data transmission and computing power. We may also pay increased fees to our distribution partners, as well as increased content acquisition costs to content providers. Additionally, the increase in personnel-related costs, increase in spending to promote new products and services or distribute certain products and services, or the outbreak of the coronavirus (COVID-19) may affect our operating margin. We may also experience downward pressure on our operating margin resulting from a variety of factors, such as the expansion of our business into new areas, including voice assistant/smart device, cloud and autonomous driving/smart transportation, all of which have margins much lower than online marketing.
In addition, we may also sustain net loss from time to time. We experienced significant losses from investment write downs in the third quarter of 2019, and experienced foreign currency fluctuation from time to time. We may experience further investment impairment and currency losses in the future. Declining operating margin and investment impairment have caused us to experience net loss in the first and third quarter of 2019, as well as in 2019, and there is no guarantee that we will be profitable in the future.
Due to these factors and the evolving nature of our business, our historical revenue growth rate, historical operating margin and historical profitability may not be indicative of our future performance.
If we fail to continue to innovate and provide products, services and high-quality internet experience that attract and retain users, we may not be able to generate sufficient user traffic to remain competitive.
Our success depends on providing products and services to attract users and enable users to have a high-quality internet experience. In order to attract and retain users and compete against our competitors, we must continue to invest significant resources in research and development to enhance our internet search marketing artificial intelligence (AI) technologies, improve our existing products and services, and introduce additional high-quality products and services, including feed, other mobile services and AI-based products and services. If we are unable to anticipate user preferences or industry changes, enhance the quality of our products and services on a timely basis or fail to provide sufficient content, or provide other consumer-facing services and products, including our maps and smart devices, to our users’ satisfaction, we may suffer a decline in the size of our user base. Our results of operations may also suffer if our innovations do not respond to the needs of our users, are not appropriately timed with market opportunities or are not effectively brought to market. As search, marketing and AI technologies and new forms of devices and apps continue to develop, we may expend significant resources in research and development and strategic investments and acquisitions in order to remain competitive.
If our content ecosystem fails to continually offer quality content in a cost effective manner, we may experience declines in user traffic and user engagement, our business and results of operations may be harmed.
Our content ecosystem consists of Baijiahao, Smart Mini Program, Managed Page, Baidu Post, Baidu Knows, Baidu Wiki, Baidu Wenku, Baidu Scholar, Haokan, Quanmin, iQIYI and various other products.
The success of our content ecosystem depends on our ability to attract content owners to contribute quality content to our platform by leveraging our user traffic and enhance user engagement through provision of attractive content, so as to create a virtuous cycle. We have relied, and will continue to rely, on third parties for the majority of the content offered in our content ecosystem and some of our products include third party intellectual property. As the competition for quality content becomes increasingly intense in China, we cannot assure you that we will be able to manage our content acquisition costs effectively and generate sufficient revenues to outpace future increase in content spending. We may also be unable to renew some of our content or intellectual property licensing agreements upon their expiration or termination and any renewal of the content or intellectual property licensing agreements may involve higher costs or less favorable terms. If we are not able to license popular premium content on commercially reasonable terms or renew our content or intellectual property licensing agreements, our financial condition and results of operations may be materially and adversely affected. In addition, we have users contribute their content to our various products, including Baidu Post, Baidu Knows, Baidu Wiki, Baijiahao, Haokan, Quanmin, and iQIYI’s user-generated content. If these parties fail to develop and maintain high-quality and engaging content, if our desired premium content becomes exclusive to our competitors, if we are unable to continue to grow our content offerings and stay competitive vis-à-vis
other content platforms, or if a large number of our existing relationships are terminated, the attractiveness of our content offerings to users may be severely impaired. If we are unable to offer content that meets users’ tastes and preferences on a continuing basis, including continuously upgrading our content recommendation engines and in a cost effective manner, our user experience may deteriorate, we may suffer from reduced user traffic, our business and results of operations may be harmed.
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
Du Xiaoman mainly include consumer credit, wealth management, financial technology services and payment support, through which Du Xiaoman mainly offers technology solutions to financial institution partners covering loan facilitation and risk management aspects and consumer financing to individual customers to meet their cash expenditure needs.
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
In the past, our peers have experienced data security and infrastructure stability issues arising out of their cloud services. Our cloud services may also encounter similar issues, which could have a material and adverse impact on our operations and financial performance.
Issues in the adoption and use of artificial intelligence in our product offerings may result in reputational harm or liability.
We are building AI into many of our product offerings and we expect this element of our business to grow. We envision a future in which AI operates in our services and applications such as voice assistant platform DuerOS, autonomous driving platform Apollo, AI cloud services, Baidu Search and Baidu Feed, and the cloud helps our customers become more productive. As with many disruptive innovations, AI presents risks and challenges that could affect its adoption, and, therefore, our business. Our products and services based on AI may not be adopted by our users or customers. AI algorithms may be flawed. Datasets may be insufficient or contain biased information. Inappropriate or controversial data practices by us or others could impair the acceptance of our AI solutions. These deficiencies could undermine the decisions, predictions, or analysis AI applications produce, subjecting us to legal liability, and brand or reputational harm. Some AI scenarios present ethical issues. If we enable or offer AI solutions that are controversial because of their impact on human rights, privacy, employment, or other social issues, we may experience reputational harm or be exposed to liability.

Our Baidu Core’s revenue growth may be materially adversely affected if we are not able to develop, manufacture and market new Xiaodu smart products in response to changing customer requirements and new technologies.
The market for our Xiaodu smart products is characterized by rapidly changing technology, evolving industry standards, short product life cycles, frequent new product introductions, continual improvement in product price and performance characteristics, and price and feature sensitivity on the part of consumers and businesses. As a result, we must continually introduce new products and technologies and enhance existing products in order to remain competitive.
The success of our Xiaodu smart products depends on several factors, including our ability to:
•	anticipate technology and market trends;
•	develop innovative new products and enhancements on a timely basis;
•	distinguish our products from those of our competitors;
•	manufacture and deliver high-quality products in sufficient volumes at competitive cost structure;
•	establish strong, efficient online and offline distribution channels;
•	price our products competitively;
•	develop a vibrant skills store and a large developer community to increase user stickiness and loyalty; and
•	innovate post-hardware sales monetization models.
If we are unable to develop, manufacture, market and introduce enhanced or new Xiaodu smart products in a timely manner in response to changing market conditions or customer requirements, including changing fashion trends and styles, it will materially adversely affect our business, revenue growth, financial condition and results of operations. Furthermore, as we develop new generations of products more quickly, we expect that the pace of product obsolescence will increase concurrently. The disposition of inventories of excess or obsolete products may result in reductions to our operating margins and materially and adversely affect our earnings and results of operations.
The success of our Xiaodu smart products depends on the continued growth of the smart home device market, our ability to establish and maintain the brand, market share, and competition from other companies.
We have invested significant resources in the “Xiaodu” brand and the research and development of Xiaodu smart products. If the smart home device market does not continue to grow or grow in unpredictable ways, or we fail to maintain and further promote the “Xiaodu” brand, our revenue may fall short of expectations and our operating results may be harmed. Also, we offered sales discounts on Xiaodu smart products, and we cannot assure you that offering such discounts, which has resulted in a loss on smart device hardware sales, will eventually be a successful business model. Sales discount has negatively affected, and will continue to negatively affect, our financial performance. Additionally, even if the market for smart home devices does continue to grow, we may not be successful in developing and selling devices that appeal to consumers or gain sufficient market acceptance. To succeed in this market, we will need to design, produce and sell innovative and compelling products and partner with other businesses that enable us to capitalize on new technologies, some of which have developed or may develop and sell smart home devices of their own. Moreover, competition from other companies that seek to provide smart home devices will adversely affect our profitability.
We face a number of manufacturing, supply chain, distribution channel and inventory risks that, if not properly managed, could harm our financial condition, operating results, and prospects.
We rely on third parties to manufacture our Xiaodu smart products, to design certain of our components and parts, and to participate in the distribution of our products. Our business could be negatively affected if we are not able to engage these companies with the necessary capabilities or capacity on reasonable terms, or if those we engage fail to meet their obligations (whether due to financial difficulties or other reasons), or make adverse changes in the pricing or other material terms of our arrangements with them.

We may experience supply shortages and price increases driven by a variety of factors, such as raw material availability, manufacturing capacity, labor shortages, tariffs, trade disputes and barriers, natural disasters, and significant changes in the financial or business condition of our suppliers. We may experience shortages or other supply chain disruptions that could negatively affect our operations. In addition, some of the components we use in our Xiaodu smart products are available only from a single source or limited sources, and we may not be able to find replacement vendors on favorable terms in the event of a supply chain disruption.
Our Xiaodu smart products may have quality issues resulting from design, manufacturing, or operations. Sometimes, these issues may be caused by components we purchase from other manufacturers or suppliers. If the quality of our Xiaodu smart products does not meet expectations or are defective, it could harm our reputation, financial condition, and operating results.
We are exposed to significant inventory risks that may adversely affect our operating results as a result of seasonality, new product launches, rapid changes in product cycles and pricing, defective merchandise, changes in consumer demand and consumer spending patterns, and other factors. We endeavor to accurately predict these trends and avoid overstocking or understocking issues. Demand for our Xiaodu smart products, however, can change significantly between the time inventory or components are ordered and the date of sale. We may misjudge customer demand, resulting in inventory buildup and possible significant inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more customer complaints about them and face costly product liability claims as a result of selling them, which would harm our brand and reputation as well as our financial performance.
Interruption or failure of our own information technology and communications systems or those of third-party service providers we rely upon could impair our ability to provide products and services, which could damage our reputation and harm our results of operations.
Our ability to provide products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could interrupt our services. Service interruptions could reduce our revenue and profit and damage our brand if our systems are perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, wars, earthquakes, floods, fires, power loss, telecommunications failures, health epidemics, undetected errors or “bugs” in our software, computer viruses, interruptions in access to our platform through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. In February 2017, the service of Baidu App was inaccessible to users for forty-three minutes due to a system failure. In November 2018, multiple services including Baidu Search, Baidu Feed, Baidu Wiki, Baidu Post and Baidu Knows were inaccessible to users for seventy-three minutes due to a system failure. Such service disruptions adversely affected our user experience.
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
We expect to continue to expand our operations as we grow our user and customer base and explore new opportunities. To manage the further expansion of our business and growth of our operations and personnel, we need to continually improve our operational and financial systems, procedures and controls, and expand, train, manage and maintain good relations with our growing employee base. We have experienced labor disputes in the past. Although these disputes were resolved promptly, we cannot assure you that there will not be any new labor disputes in the future. In addition, we must maintain and expand our relationships with other websites, internet companies and other third parties. Our current and future personnel, systems, procedures and controls may not be adequate to support our expanding operations.
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
Our search products and services link to materials in which third parties may claim ownership of trademarks, copyrights or other rights. As we adopt new technologies and roll out new products and services, we face the risk of being subject to intellectual property infringement claims that may arise from our use of new technologies and provision of new products and services. Our products and services including those based on content storage and sharing, such as Baidu Knows, Baidu Wiki, Baidu Wenku, Baidu Post, Baijiahao, Haokan, Quanmin, and iQIYI’s user-generated content, allow our users to upload, store and share documents, images, audio and videos on our servers, or share, link to or otherwise provide access to contents from other websites, and we also operate distribution platforms whereby developers can upload, share and sell their apps or games to users. Although we have made commercially reasonable efforts to request users or developers to comply with applicable intellectual property laws, we cannot ensure that all of our users or developers have the rights to upload or share these contents or apps. In addition, we have been and may continue to be subject to copyright or trademark infringement and other related claims from time to time, in China and internationally.
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
Intellectual property litigation is expensive, time-consuming and could divert resources and management attention from the operations of our business. We are currently named as defendant in certain copyright infringement suits in connection with Baidu Feed, P4P, Baidu Post, Baidu Search, iQIYI, Baidu Wenku, Baijiahao, Haokan and certain other products or services. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” There is no guarantee that the courts will accept our defenses and rule in our favor. If there is a successful claim of infringement, we may be required to discontinue the infringing activities, pay substantial fines and damages and/or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation by third parties and/or negative publicity alleging our intellectual property infringement could have an adverse effect on our business, reputation, financial condition or results of operations. To address the risks relating to intellectual property infringement, we may have to substantially modify, limit or terminate some of our search services. Any such change could materially affect user experience and in turn have an adverse impact on our business.
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
In addition to the content developed and posted on our platform by ourselves, our users are free to post information on Baidu Post, Baidu Knows, Baidu Wiki, Baidu Wenku and other sections of our platform, our content providers may provide content through Baijiahao platform and our P4P customers may create text-based descriptions, image descriptions and other phrases to be used as text, images or keywords in our search listings, and users can also use our personal cloud computing service to upload, store and share documents, images, audio and videos on our cloud servers. We have been and may continue to be subject to claims and investigations for intellectual property ownership and infringement, defamation, negligence or other legal theories based on the content found on our platform, the results in our paid search listings or our other products and services, which, with or without merit, may result in diversion of management attention and financial resources and negative publicity for our brand and reputation. In November 2018, an individual, together with his related company, filed a complaint alleging acts of defamation and libel, commercial disparagement, tortious inference with prospective business relations, intentional infliction of emotional distress and civil conspiracy against, among others, us and Robin Yanhong Li in his capacity as our chairman and chief executive officer in the Supreme Court of New

York. The complaint alleged, among other things, that the defendants published articles containing false and defamatory statements concerning the plaintiffs, and sought damages in an aggregate amount of US$11 billion, including purported punitive damages of US$10 billion. Defendants moved the complaint to the U.S. District Court for the Eastern District of New York and filed motions to dismiss the complaint. The plaintiff voluntarily dismissed that complaint, and then added us and Mr. Li as defendants to an amended complaint in a separate lawsuit involving substantially similar claims against numerous other parties, that was then-pending in the Supreme Court of New York (the “Second State Court Lawsuit”). We filed motions to dismiss that complaint, which were not opposed. The plaintiff filed a notice of voluntary discontinuance of the complaint in the Second State Court Lawsuit, and subsequently filed a nearly identical complaint in the U.S. District Court for the Eastern District of New York. In January 2020, the U.S. District Court for the Eastern District of New York dismissed that complaint in its entirety with prejudice, and the time for plaintiff to appeal that dismissal has expired. In February 2020, the Supreme Court of New York granted defendants’ motions to discontinue the Second State Court Lawsuit with prejudice. No appeal of that order has been filed as of the date of this disclosure. We believe these claims to be without merit and intend to continue to defend ourselves vigorously. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Furthermore, if the content posted on our platform or found, stored or shared through our other products and services contains information that government authorities find objectionable, our platform or relevant products or services may be shut down and we may be subject to other penalties. See “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and subject us to liability for information displayed on or linked to our platform and negative publicity in international media.”
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
Our business may be adversely affected if we were found to have failed to fulfill the additional obligations under the online advertising rules.
Although the PRC Advertising Law has not specified “paid search results” as a form of advertising, the Interim Administration Measures of Internet Advertising, or the Internet Advertising Measures, which was promulgated by the State Administration for Industry and Commerce (currently known as State Administration for Market Regulation, or the SAMR) and became effective on September 1, 2016, characterizes “paid search results” as a form of internet advertising from the perspective of regulating the online advertising business. Pursuant to the Internet Advertising Measures, we are subject to additional legal obligations to monitor our P4P customers’ listings on our website during the course of our provision of P4P services. For example, we must examine, verify and record identity information of our P4P customers, such as the customer’s name, address and contact information, and maintain an updated verification of such information on a regular basis. Moreover, we must examine supporting documentation provided by our P4P customers. Where a special government review is required for specific categories of advertisements before posting, we must confirm that the review has been performed and approval has been obtained. If the content of the advertisement is inconsistent with the supporting documentation, or the supporting documentation is incomplete, the advertisement cannot be published. The Chinese government may, from time to time, promulgate new advertising laws and regulations in the future to impose further requirements on online advertising services relating to medical, pharmaceutical, health care and other similar businesses. We cannot assure that we will be in compliance with the requirements under these new laws and regulations. Failure to comply with these obligations may subject us to fines and other administrative penalties. If advertisements shown on our platform are in violation of relevant PRC advertising laws and regulations, or if the supporting documentation and government approvals provided to us by our P4P customers in connection with the advertising content are not complete or accurate, we may be subject to legal liabilities and our reputation could be harmed. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Advertisements and Online Advertising.”
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
As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic investments and acquisitions of businesses and assets that complement our existing business and help us execute our growth strategies. For example, we invested in Ctrip, which was renamed as Trip.com Group Limited (Trip.com) in October 2019, and China United Network Communications Limited. We intend to make other strategic investments and acquisitions in the future if suitable opportunities arise. Investments and acquisitions involve uncertainties and risks, including, but not limited to:
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

We are exposed to significant downward adjustments or impairments in the market values of our investments, which will be material to financial statements.
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
(“ASC 321”), on January 1, 2018, for investments previously accounted for using the cost method, we elected to use the measurement alternative to measure these investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in earnings, instead of through other comprehensive income if they were previously designated as available for sale equity securities under legacy GAAP. The change of these equity securities’ fair value could result in significant fluctuation of our financial condition and operating results.
For example, in 2019, the market value of Trip.com declined, and the continuing low market price of its ADSs caused us to recognize a non-cash
impairment loss of RMB8.9 billion in the third quarter of 2019. We may still suffer significant impairment loss or downward adjustments of our investment in Trip.com or other companies in the future. As a result, the value or liquidity of our cash equivalents and marketable securities could decline and result in a material impairment, which could materially adversely affect our financial condition and operating results.
We are subject to risks and uncertainties faced by companies in a rapidly evolving industry.
We operate in the rapidly evolving internet industry, which makes it difficult to predict our future results of operations. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by companies in evolving industries. Some of these risks and uncertainties relate to our ability to:
•	maintain our leading position in the Chinese-language internet search market;
•	offer attractive, useful and innovative products and services to attract and retain a larger user base;
•	procure content from studios and other content providers, as well as distributors and other licensors of content;
•	attract users’ continuing use of internet search services;
•	retain existing customers and attract additional customers and increase spending per customer;
•	retain members and attract new members of iQIYI’s membership services;
•	upgrade our technology to support increased traffic and expanded product and service offerings;
•	further enhance our brand;
•	respond to competitive market conditions;
•	respond to evolving user preferences or industry changes;
•	respond to changes in the regulatory environment and manage legal risks, including those associated with intellectual property rights;
•	maintain effective control of our costs and expenses;
•	execute our strategic investments and acquisitions and post-acquisition integrations effectively;
•	attract, retain and motivate qualified personnel and maintain good relations with a young and growing work force; and
•	build profitable operations in new markets and other overseas internet markets we have entered into.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.
Our indebtedness could adversely affect our financial condition and our ability to obtain additional capital on reasonable terms when necessary.
As of December 31, 2019, we had an aggregate of RMB66.8 billion (US$9.6 billion) of outstanding indebtedness, which will mature between 2020 and 2028, which include RMB16.5 billion (US$2.4 billion) of outstanding indebtedness of iQIYI. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” We may incur additional indebtedness in the future. Our current and future debt requires us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows, raise additional capital and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.
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
iQIYI has significant working capital requirements, and our controlling interest in iQIYI may be diluted if iQIYI raises additional capital by issuing and selling additional equity in the future.
iQIYI, our controlled subsidiary listed on the NASDAQ Global Select Market, has historically experienced working capital deficits. iQIYI had achieved a working capital surplus as of December 31, 2018 and December 31, 2019. However, there is no assurance that iQIYI will continue to improve its working capital position or to maintain the surplus. Although iQIYI will take actions to manage its working capital, there can be no assurance, however, that iQIYI will be able to maintain working capital surplus, or raise additional equity or debt financing on terms that are acceptable to iQIYI. Any failure to do so as and when necessary could materially adversely affect iQIYI’s liquidity, results of operations, financial condition and ability to operate. In addition, in the future, if iQIYI obtains additional financing by issuing and selling additional equity or equity-linked securities, for example, convertible bonds, our interest in iQIYI will be diluted.

iQIYI operates in a capital intensive industry and requires a significant amount of cash to fund its operations, content acquisitions and technology investments. If iQIYI cannot obtain sufficient capital, its business, financial condition and prospects may be materially and adversely affected.
The operation of an internet video streaming platform requires significant and continuous investment in content and technology. Producing high-quality original content is costly and time-consuming and it will typically take a long period of time to realize returns on investment, if at all. To date, iQIYI has financed its operations primarily with net cash generated from operating activities, as well as financing activities such as placements of preferred shares, convertible notes and asset-based securities, and the proceeds from its initial public offering. In order to implement its growth strategies, iQIYI will incur additional capital in the future to cover, among others, costs to produce and license content. iQIYI may need to obtain additional financing, including equity offering or debt financing, to fund the operation and expansion of business. iQIYI’s ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including those relating to:
•	iQIYI’s business development, financial condition and results of operations;
•	general market conditions for financing activities by companies in iQIYI’s industry; and
•	macro-economic and other conditions in China and elsewhere.
As a public company with a growing business, iQIYI expects to increasingly rely on net cash provided by operating activities, financing through capital markets and commercial banks for its liquidity needs. However, iQIYI cannot assure you that it will be successful in its efforts to further diversify its sources of liquidity and obtain financing. If iQIYI cannot obtain sufficient capital to meet its capital needs, iQIYI may not be able to execute its growth strategies and its business, financial condition and prospects may be materially and adversely affected.
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
•	general economic conditions in China and economic conditions specific to the internet, internet search and feed, and online marketing industries;
•	our ability to continue to attract users to our platform despite the emergence of mobile apps and other services;
•	our ability to attract additional customers and increase spending per customer;
•	the announcement or introduction of new or enhanced products and services by us or our competitors;
•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;
•	the results of our acquisitions of, or investments in, other businesses or assets;
•	PRC regulations or government actions pertaining to activities on the internet, including various forms of entertainment, online payment and activities otherwise affecting our online marketing customers, and those relating to the products and services we provide;

•	unforeseen events, such as negative publicity arising from widespread media coverage and other sources and labor disputes; and

•	geopolitical events, natural disasters or epidemics.

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
A severe and prolonged downturn in the Chinese or global economy could materially and adversely affect our business, results of operations and financial condition.
The global macroeconomic environment is facing challenges. The growth of the Chinese economy has gradually slowed down in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.
Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.
The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. While cross-border business may not be an area of our focus, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.
Additionally, the United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so), especially related to semiconductor, AI and other high tech areas, which could have a material and adverse effect on our business, financial condition and results of operations.

Failure to retain key distributors or attract additional distributors, or termination of our relationship with distributors could materially and adversely affect our business. Moreover, there is no assurance that our direct sales model in some key geographic markets will continue to be successful.
We rely, to a large extent, on a nationwide distribution network of third-party distributors for our sales to, and collection of payment from, our customers. If our distributors do not provide quality services to our customers or otherwise breach their contracts with our customers, we may terminate our relationship with distributors, lose customers and our results of operations may be materially and adversely affected. Since most of our distributors are not bound by long-term contracts, we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to retain our key distributors or attract additional distributors on terms that are commercially reasonable, our business and results of operations could be materially and adversely affected. We may decide to terminate existing distributors and transition to new distributors or to our direct sales force. If we decide and fail to smoothly transition our business to new distributors or to our direct sales force, our business and results of operations could be materially and adversely affected.
We have transitioned to using our direct sales force to serve customers in some key geographic markets, such as Beijing, Shanghai, Tianjin, Suzhou and major cities in Guangdong Province. There is no assurance that our direct sales model in those markets will continue to be successful. If we fail to maintain an adequate direct sales force, retain existing customers and continue to attract new customers in those markets, our business, results of operations and prospects could be materially and adversely affected.
We rely on Baidu Union partners for a significant portion of our revenues. If we fail to retain existing Baidu Union partners or attract additional members, our revenue growth and profitability may be adversely affected.
We pay Baidu Union partners a portion of our revenues as we leverage traffic of the Baidu Union partners’ internet properties. Some of Baidu Union partners, however, may compete with us in one or more areas of our business. Therefore, they may decide in the future to terminate their relationships with us. If Baidu Union partners decide to use a competitor’s or their own internet search services, or if our competitors offer more attractive prices to bid for union traffic, our user traffic may decline, which may adversely affect our revenues. If we fail to attract additional Baidu Union partners, our revenue growth may be adversely affected. In addition, if we have to share a larger portion of our revenues to retain existing Baidu Union partners or attract additional partners, our profitability may be adversely affected.
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
We transmit and store confidential and private information of our users, customers, distributors, content providers and Baidu Union partners, such as personal information, including names, accounts, user IDs and passwords, and payment or transaction related information. Historically there has been negative publicity or media reports making allegations about our practice, and we cannot rule out similar possibilities of such in the future. Although we strive to comply with all privacy related requirements, we cannot guarantee that our products or services are at all times without defect due to the complexity and rapid evolvement of technology, etc. Concerns about our practices with regard to the collection, use, disclosure, or security of personal information or other privacy related matters, and any negative publicity on our information safety or privacy protection mechanism and policy, even if unfounded, has in the past, and could adversely affect our business and results of operations and financial condition. Such concerns and negative publicity could damage our reputation and brand, and have an adverse effect on the size, engagement and loyalty of our user base, which could adversely affect our business and results.
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
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2019. However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.
We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosures that have increased both our costs and the risk of non-compliance.
We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.
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
In recent years, there have been outbreaks of epidemics in various countries, including China. Recently, there was an outbreak of a novel strain of coronavirus (COVID-19) in China, which has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China for the past few months. In March 2020, the World Health Organization declared the COVID-19 a pandemic.
Substantially all of our revenues and our workforce are concentrated in China. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that the COVID-19 or any other epidemic harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:
•	temporary closure of offices, travel restrictions or suspension of services of our customers and suppliers have negatively affected, and could continue to negatively affect, the demand for our services;

•	our customers in industries that are negatively impacted by the outbreak of COVID-19, including healthcare, travel, offline education, franchising, auto/transportation and real estate/home furnishing sectors, may reduce their budgets on online advertising and marketing, which may materially adversely impact our revenue from online marketing services;

•	our customers may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts. We have provided and may continue to provide significant sales incentives to our customers and distributors during the outbreak, which may in turn materially adversely affect our financial condition and operating results;

•	the business operations of our distributors have been and could continue to be negatively impacted by the outbreak, which may negatively impact our distribution channel, or result in loss of customers or disruption of our services, which may in turn materially adversely affect our financial condition and operating results;

•	any disruption of our supply chain, logistics providers or customers could adversely impact our business and results of operations, including causing us or our suppliers to cease manufacturing Xiaodu smart devices for a period of time or materially delay delivery to customers, which may also lead to loss of customers, as well as reputational, competitive and business harm to us;

•	many of our customers, distributors, suppliers and other partners are small and medium-sized enterprises (SMEs), which may not have strong cash flows or be well capitalized, and may be vulnerable to an epidemic outbreak and slowing macroeconomic conditions. If the SMEs that we work with cannot weather the COVID-19 and the resulting economic impact, or cannot resume business as usual after a prolonged outbreak, our revenues and business operations may be materially and adversely impacted;

•	the global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak and the private and public companies that we have invested in could be materially adversely affected, which may lead to significant impairment in the fair values of our investments and in turn materially adversely affect our financial condition and operating results; and

•	corporate social responsibility initiatives we put forth in response to the outbreak, such as the RMB300 million charitable initiative with the goal of providing awareness education and improving public health in China, and many other efforts to leverage our technology, products and services to help contain the epidemic, may negatively affect our financial condition and operating results.

Because of the uncertainty surrounding the COVID-19 outbreak, the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time, but our consolidated results for the first quarter of and full year 2020 may be adversely affected. We expect our total revenues in the first quarter of 2020 to decrease year over year, and there is no guarantee that our total revenues will grow or remain at the similar level year over year in the next three quarters of 2020. We may have to record downward adjustments or impairment in the fair value of investments in the first quarter of 2020, if conditions have not been significantly improved and global stock markets have not recovered from recent declines.
In general, our business could be adversely affected by the effects of epidemics, including, but not limited to, the COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions such as a snowstorm, flood or hazardous air pollution, or other outbreaks. In response to an epidemic, severe weather conditions, or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including but not limited to, temporarily closing down business, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impact arising from a severe condition may cause business disruption, resulting in material, adverse impact to our financial condition and results of operations.
Risks Related to Our Corporate Structure
PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect our business.
The PRC government restricts or imposes conditions on foreign investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. We and our PRC subsidiaries are still considered foreign persons or foreign-invested enterprises under PRC foreign investment related laws. As a result, we and our PRC subsidiaries are subject to PRC legal restrictions on or conditions for foreign ownership of internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Due to these restrictions and conditions, we operate our platform and conduct value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses in China through our consolidated affiliated entities. As all the nominee shareholders of our consolidated affiliated entities are either PRC citizens or PRC domestic enterprises, these entities are therefore considered as PRC domestic enterprises under PRC law. The “nominee shareholders” refer to those shareholders who have pledged their equity interest in our consolidated affiliated entities to us and entered into exclusive equity purchase and transfer option agreements with us as part of the contractual arrangements. Our contractual arrangements with our consolidated affiliated entities and the nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance. These contractual arrangements demonstrate our ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the consolidated affiliated entities. In 2017, 2018 and 2019, we derived 29%, 25% and 33% of our external revenues from our consolidated affiliated entities, respectively.
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
Although we believe we comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining penalties for violations of laws and regulations. If the PRC government determines that we do not comply with applicable law, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business. Any of these or similar occurrences could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of our consolidated affiliated entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of our consolidated affiliated entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.
Our contractual arrangements with our consolidated affiliated entities in China and the individual nominee shareholders may not be as effective in providing control over these entities as direct ownership.
Since PRC law restricts or imposes conditions on foreign equity ownership in the internet sector, value-added telecommunication-based online marketing, online audio and video services and mobile application distribution companies in China, we operate our platform and conduct our value-added telecommunication-based online marketing, online audio and video services and mobile app distribution businesses through our consolidated affiliated entities in China. We have no equity interest in any of these entities and must rely on contractual arrangements to control and operate the businesses and assets held by our consolidated affiliated entities, including the domain names and trademarks that have been transferred from our subsidiaries to our consolidated affiliated entities in accordance with requirements of PRC law. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, our consolidated affiliated entities and the individual nominee shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business, such as using the domain names and trademarks our subsidiaries have transferred to them or maintaining our platform, in an acceptable manner or taking other actions that are detrimental to our interests. If our consolidated affiliated entities or the individual nominee shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our consolidated affiliated entities, and we may lose control over the assets owned by our consolidated affiliated entities, including our
Baidu.com
domain name and website, and any other domain names and websites we have access to may not attract a large number of users and customers at the same level as
Baidu.com
. As a result, our ability to conduct our business may be materially and adversely affected, and we may not be able to consolidate the financial results of the relevant affiliated entities into our consolidated financial statements in accordance with U.S. GAAP, which may materially and adversely affect our results of operations and damage our reputation.
Our contractual arrangements with our consolidated affiliated entities in China may result in adverse tax consequences to us.
As a result of our corporate structure and the contractual arrangements between our subsidiaries and each of our consolidated affiliated entities in China, we are subject to VAT as a result of the VAT reform program on both service revenues generated by our consolidated affiliated entities’ operations in China and revenues derived from our subsidiaries’ contractual arrangements with these consolidated affiliated entities. Where our consolidated affiliated entity is qualified as a VAT general taxpayer, the VAT charged by our subsidiaries on the revenues obtained from such consolidated affiliated entity based on the contractual arrangement between our subsidiaries and such consolidated affiliated entity will constitute input VAT for the consolidated affiliated entity, and will be creditable against output VAT arising in connection with VAT taxable activities carried out by the consolidated affiliated entity. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation” for more information on the VAT reform program. Moreover, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between our subsidiaries and these consolidated affiliated entities were not on an arm’s-length
basis and therefore constituted a favorable transfer pricing. Under the PRC Enterprise Income Tax Law, or the EIT Law, an enterprise must submit its annual tax return together with information on related-party transactions to the PRC tax authorities. The PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length
principles. For example, the PRC tax authorities could request that our consolidated affiliated entities adjust their taxable income upward for PRC tax purposes. Such adjustment could adversely affect us by increasing our consolidated affiliated entities’ tax expenses without reducing our subsidiaries’ tax expenses, which could subject our consolidated affiliated entities to interest due on late payments and other penalties for under-payment of taxes.
We may have exposure to greater than anticipated tax liabilities.
We are subject to enterprise income tax, or EIT, VAT, and other taxes in many provinces and cities in China and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. For example, if our P4P service is classified as a form of advertisement distribution service, we may be required to pay a 3% cultural business construction fee (a 50% reduction of cultural business construction fee from July 1, 2019 to December 31, 2024). In addition, if this classification of P4P services were to be retroactively applied, we might be subject to sanctions, including payment of delinquent fees and fines for the revenues generated from our P4P services prior to the classification. Moreover, under the EIT Law, the PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length
principles. Particularly, pursuant to the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures issued by the State Administration of Tax in March 2017, if a PRC enterprise makes an outbound payment to its overseas related party which undertakes no functions, bears no risks or has no substantial operation or activities and such payment is inconsistent with arm’s-length
principles, the tax authorities may carry out a special tax adjustment based on the full amount deducted prior to tax. Although we believe all our related party transactions, including all payments by our PRC subsidiaries and consolidated affiliated entities to our non-PRC
entities, are made on an
arm’s-length
basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.
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
Although the individual nominee shareholders are contractually obligated to act in good faith and in our best interest, they may still have potential conflicts of interest with us. For example, some individual nominee shareholders of our consolidated affiliated entities do not have a significant equity stake in our company other than the share options granted to them. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, cause our consolidated affiliated entities to breach or refuse to renew, the existing contractual arrangements with us. Currently, we do not have any arrangements to address potential conflicts of interest between these individuals and our company, except that we could exercise our transfer option under the exclusive equity purchase and transfer option agreement with the relevant individual nominee shareholder to request him/her to transfer all of his/her equity ownership in the relevant consolidated affiliated entity to a PRC entity or individual designated by us. We rely on Mr. Robin Yanhong Li, who is also a director of our company, to abide by the Cayman Islands law, which provides that directors owe a fiduciary duty to the company, and those who are also directors or officers of our PRC subsidiaries to abide by PRC law, which provides that directors and officers owe a fiduciary duty to the company. Such fiduciary duty requires directors and/or officers to act in good faith and in the best interests of the company and not to use their positions for personal gains. There are, however, no specific provisions under the Cayman Islands or PRC law on how to address potential conflicts of interest. If we cannot resolve any conflict of interest or dispute between us and the individual nominee shareholders of our consolidated affiliated entities, we would have to rely on legal proceedings, which could disrupt our business, distract management and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
We may be unable to collect long-term loans to the nominee shareholders of our consolidated affiliated entities in China.
As of the date of this annual report, we have made long-term loans in an aggregate principal amount of RMB18.5 billion (US$2.7 billion)
to the nominee shareholders of our consolidated affiliated entities. We extended these loans to enable the nominee shareholders to fund the capitalization of these entities. We may in the future provide additional loans to the nominee shareholders of our consolidated affiliated entities in China in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans will depend on the profitability of these consolidated affiliated entities and their operational needs, which are uncertain.

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
Recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations.
The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018 (the “Substance Law”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. However, it is anticipated that we may remain out of scope of the legislation or else be subject to more limited substance requirements. Although it is presently anticipated that the Substance Law will have little material impact on us or our operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on us.
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
Growth of China’s economy has been uneven, both geographically and among various sectors of the economy, and the growth of the Chinese economy has slowed down in recent years. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets.
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
The PRC government regulates the internet and related industry extensively, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, under certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:
•	We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunications services in China, including online information services.
•	The licensing requirements relating to the internet business in China are uncertain and evolving. This means that permits, licenses or operations at some of our PRC subsidiaries and consolidated affiliated entities may be subject to challenge, or we may not be able to obtain or renew certain permits or licenses, including without limitation, a Value-Added Telecommunication Business Operating License, which is issued by the MIIT, an Internet News License, which is issued by the Cyberspace Administration of China, or the CAC, a Short Messaging Service Access Code Certificate, which is issued by the MIIT, an Online Audio/Video Program Transmission License, which is issued by the State Administration of Press Publication, Radio, Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration, or the NRTA), a Radio and Television Program Production License, which is issued by the NRTA, a Surveying and Mapping Qualification Certificate for internet map services, which is issued by the National Administration of Surveying, Mapping and
Geo-information,
an Internet Culture Business Permit with the permitted scope of business covering online game operation and online game virtual currency issuance or trading, which is issued by the Ministry of Culture, an Internet Publication Service License, which is issued by the National News and Publication Bureau, or the NNPB, a Publication Business Operating License, which is issued by NNPB, a Qualification Certificate for Internet Drug Information Services, which is issued by provincial branch of the State Food and Drug Administration, a Human Resource Services License, which is issued by the Ministry of Human Resources and Social Security, and a Commercial Performances License, which is issued by the municipal bureau of culture. Failure to obtain or renew these permits and licenses may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us.
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
As we enter into new businesses, we may encounter additional regulatory uncertainties. For example, the current PRC legal framework on autonomous cars or autonomous driving is still new and evolving. Pursuant to the local rules and regulations in various cities including Beijing, Shanghai, Tianjin, Chongqing, and other cities, any entity intending to conduct a road testing of autonomous driving vehicles in these cities must file an application for road testing with a designated local agency supervising road testing of autonomous vehicles in these cities. It also remains uncertain what additional compliance requirements we need to meet in order to undertake a road testing of our autonomous driving cars in other locations in China. Baidu has obtained permits to conduct road testing in Beijing, Changsha, Chongqing, Cangzhou, Wuhan, Tianjin and other cities. There is no guarantee that the road testing of our autonomous driving cars in other locations fully complies with local laws and regulations. If our road testing is deemed by local enforcement authority as a violation of the applicable traffic and transportation laws, we may have to suspend the testing, and the progress of our research and development of autonomous cars may be adversely affected.
The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business.
Uncertainties exist with respect to the interpretation and implementation of the new PRC Foreign Investment Law and its Implementation Regulations and how it may impact the viability of our current corporate structure, corporate governance and business operations.
On January 1, 2020, the Foreign Investment Law and the Regulations for Implementation of the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, come into effect and replace the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law and the Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since they are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all
provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.
Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and subject us to liability for information displayed on or linked to our websites, mobile apps, Smart Mini Program or Managed Page and negative publicity in international media.
The PRC government has adopted regulations governing internet access and distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, contains terrorism or extremism content, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses and the closure of the concerned websites. In the past, failure to comply with these requirements has resulted in the closure of certain websites. The website operator may also be held liable for the censored information displayed on or linked to the website or the mobile apps.
In particular, the MIIT has published regulations that subject website operators to potential liability for content displayed on their websites or mobile apps and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information. Furthermore, we are required to report any suspicious content to relevant governmental authorities, and to undergo computer security inspections. If we fail to implement the relevant safeguards against security breaches, our websites may be shut down and our business and ICP licenses may be revoked. In addition, the CAC has, from time to time, also issued rules enhancing the internet service provider’s obligations to monitor information displayed on its information platform and prevent dissemination of illegal contents. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Value-Added Telecommunications Services and Internet Content Services-Content Regulation.”
The Anti-Terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018, further requires internet service providers to verify the identity of their users, and to not provide services to anyone whose identity is unclear or who declines verification. Although the identity verification requirements are already embodied in some internet related regulations, the Anti-Terrorism Law extends these requirements to all types of internet services. The internet service providers are also required to provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Information Security.” for more details.

Although we attempt to monitor the content in our search results, mobile apps, online communities such as Baidu Post, and Smart Mini Programs and Managed Page, we are not able to control or restrict the content of other internet content providers linked to or accessible through our websites, mobile apps, or content generated or placed on our Baidu Post message boards, mini programs, Managed Page, or our other online communities by our users. To the extent that PRC regulatory authorities find any content displayed on our websites or mobile apps illegal, they may require us to limit or eliminate the dissemination of such information on our websites or mobile apps. To the extent that PRC regulatory authorities find any content displayed on our websites or mobile apps objectionable, they may suggest that we limit or eliminate the dissemination of such information on our websites or mobile apps. If third-party websites linked to or accessible through our websites or mini programs accessible through our mobile apps conduct unlawful activities such as online gambling, PRC regulatory authorities may require us to report such unlawful activities to relevant authorities and to remove the links to such websites or mobile apps, or they may suspend or shut down the operation of these third-party websites. PRC regulatory authorities may also temporarily block access to certain websites or mobile apps for a period of time for reasons beyond our control. Any of these actions may reduce our user traffic and adversely affect our business. In addition, we have been and may be subject to penalties in the future for violations of those regulations arising from information displayed on or linked to our websites or mobile apps, including a suspension or shutdown of our online operations.
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
A number of our PRC subsidiaries and consolidated affiliated entities, such as Baidu Online Network Technology (Beijing) Co., Ltd., or Baidu Online, and Baidu Netcom are entitled to enjoy a preferential tax rate of 15% due to their qualification as “High and New Technology Enterprise,” which has a term of three years. If any or some of these PRC subsidiaries and consolidated affiliated entities fail to maintain the “High and New Technology Enterprise” qualification, their applicable EIT rate will increase to 25%. Furthermore, Baidu Online was entitled to a preferential income tax rate of 10% from 2010 to 2018 due to its “Key Software Enterprise” status, so was Baidu China for 2015 to 2018, and Baidu International Technology (Shenzhen) Co., Ltd., or Baidu International, for 2016 to 2018. Baidu Online, Baidu China and Baidu International will file with the local tax authority for the preferential tax rate of 10% for a “Key Software Enterprise” for 2019 before the end of May 2020, and will be subject to relevant governmental authorities’ assessment. However, there is no assurance that any of these entities will continue to enjoy the preferential tax rate as a “Key Software Enterprise.” See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC Enterprise Income Tax.”
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
Baidu, Inc. is our offshore holding company conducting operations in China through our PRC subsidiaries and consolidated affiliated entities. We may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Loans by Baidu, Inc. or any of our offshore subsidiaries to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, or to our consolidated affiliated entities are subject to PRC regulations and foreign exchange loan registrations. Such loans to any of our PRC subsidiaries and consolidated affiliated entities to finance their activities cannot exceed a statutory upper limit and must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from the foreign loan. We may also decide to finance our PRC subsidiaries by means of capital contributions, in which case the PRC subsidiary is required to register the details of the capital contribution with the local branch of SAMR and submit a report on the capital contribution via the online enterprise registration system to the Ministry of Commerce. Meanwhile, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions given the PRC legal restrictions on foreign ownership of internet, value-added telecommunication-based online marketing, online audio and video services and mobile app distribution businesses.
In June 2016, SAFE promulgated SAFE Circular No. 16, which removed certain restrictions previously provided under several SAFE circulars, including SAFE Circular No. 142, in respect of conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular No. 16 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, and providing loans to non-affiliated
enterprises except as permitted in the business scope. On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28. Among others, SAFE Circular 28 relaxes prior restrictions and allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations.
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
Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulation Commission, or the CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018 and February 19, 2020, the SEC and the PCAOB issued two joint statements highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statements reflect a heightened interest in an issue that has vexed U.S. regulators in recent years, and expect U.S. audit firms to bring appropriate increased attention and resources to their internal and cross-network quality control processes. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.
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

Fluctuation in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
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
Our share repurchase program authorized in 2018 was not fully consummated, and we cannot guarantee that our share repurchase program authorized in 2019 will be fully consummated or that our share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.
On June 26, 2018, our board of directors authorized our company to repurchase up to US$1.0 billion of our ADSs or ordinary shares over 12 months from June 27, 2018 through June 26, 2019. On May 16, 2019, our board of directors has authorized a share repurchase program, under which we may repurchase up to US$1.0 billion of our ADSs or ordinary shares, effective until July 1, 2020. The share repurchase program, authorized by our board of directors, does not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs. The share repurchase program could affect the price of our ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our ADSs.
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
It may also be difficult or impossible for you to bring an action against us or against our directors and executive officers in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce such judgments without retrial on the merits provided that the judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is not respect of taxes, a fine or a penalty, (iv) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, and (v) is a final judgment. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.
Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2020 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.
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
Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2019. However, given the lack of authority and the highly factual nature of the analyses, no assurance can be given. Our PFIC status for the current taxable year ending December 31, 2020 will not be determinable until the close of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year (or any future taxable year).
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
In November 2012, we obtained the controlling interest in iQIYI, Inc., or iQIYI, a prior equity method investee, and have since then consolidated its financial results into our consolidated financial statements. In May 2013, we acquired the online video business of PPStream Inc., or PPS, merged it with iQIYI and have since then consolidated its financial results into our consolidated financial statements. In March 2018, iQIYI raised US$2.4 billion of net proceeds through its initial public offering. iQIYI’s American Depositary Shares trade on the NASDAQ Global Select Market under the symbol “IQ”. We continue to control iQIYI and consolidate its financial results into our own in accordance with U.S. GAAP.
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
In April 2018, we entered into definitive agreements with certain investors relating to our divestiture of a majority equity stake in our financial services business, which provides consumer credit, wealth management and other financial services and has been renamed as Du Xiaoman. The divestiture was completed in August 2018, following which we held a minority equity interest in Du Xiaoman, which was accounted for as an equity method investment, and have deconsolidated the financial results of Du Xiaoman from our consolidated financial statements in accordance with U.S. GAAP.
B.	Business Overview
We aim to make the complicated world simpler through technology. We strive to achieve this mission through our two-pillar
strategy: strengthen our mobile foundation and lead in artificial intelligence (AI).
Our business currently consists of two segments, Baidu Core and iQIYI. Baidu Core primarily comprises (1) search plus feed, including Baidu App, short video products, and knowledge & information products, such as Baidu Knows, Baidu Wiki and Baidu Post, as well as our online marketing services, which we describe as our “mobile ecosystem,” and (2) new AI businesses, such as DuerOS (voice assistant and smart devices), Baidu Cloud (AI solutions and cloud services) and Apollo (autonomous driving and smart transportation). iQIYI is an innovative market-leading online entertainment service provider in China. iQIYI’s platform features highly popular original content as well as a comprehensive library of other professionally-produced content, professional user generated content and user-generated content.
Our operations are primarily conducted in China, and revenues generated from China accounted for 98% of our total revenues from 2017 to 2019.
Baidu Core – Mobile Ecosystem
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

Baidu App
Our flagship app enables users to access our search, feed and other services through mobile devices. Baidu App offers twin-engine search-plus-feed functions that leverage our
AI-powered
algorithms and deep user insight to offer users a compelling experience. It features improved feed display, short videos, Smart Mini Programs, enhanced voice input, text to speech and augmented reality search to better serve users of mobile devices. In December 2019, average DAUs of Baidu App reached 195 million, increasing 21% over the same period of 2018.
Baidu Search.
Users can access our search and other services through Baidu’s properties and Baidu Union partners’ properties. In addition to text inputs, our users can conduct
AI-powered
voice search and visual search. Voice search integrates speech recognition and search technologies to enhance the user experience by providing a more natural and convenient input modality. Visual search enables the use of smart phone cameras to capture images and retrieve related content and services on the web. For example, users can take a photo of a plant or a pet to identify the species. We also endeavor to improve the search experience, through other
AI-powered
products such as Top 1, to satisfy user queries with the first displayed search result, which we believe will be an important capability with the adoption of smart devices with smaller screens. In addition, we offer vertical search to our users, such as video search and online literature search.
Baidu Feed.
Baidu Feed is a product within Baidu App that provides users with personalized timeline based on their demographics and interests. Baidu Feed complements our core search product, leverages Baidu AI recommendation algorithms and monetization platform, and contributes to user engagement and retention, including content sharing, likes and comments. We also provide text-to-speech
function for feeds to help users get hands free.
Short Video Apps
Haokan.
Haokan is a short video app, offering a wide variety of user generated and professionally produced short videos, usually several minutes long, in coordination with multiple channel networks (MCNs). Haokan allows users to upload, view, search, rate, share, favorite, comment, and follow. Video content creators and curators can distribute their content to build a fan base and receive revenue share for their content contribution.
Quanmin.
Quanmin is a flash video app for users to create and share short videos, usually less than one minute long, and live videos with entertainment orientation, such as musical, dance, comedy, acting and lip-sync.
Users can shoot or upload flash videos and edit them with
built-in
special effects, filters and stickers. Contents are distributed in personalized timeline powered by Baidu AI recommendation algorithms.
Knowledge-and-Information
Centric Products
Baidu Knows
. Baidu Knows is a
question-and-answer
community where questions are asked, answered, and organized by our users. The answers posted on Baidu Knows are generated by our users, professionals, enterprises and governmental agencies. Baidu Knows also leverages Baidu’s search capabilities to help users find answers to their questions on the web fast and efficiently, and at the same time, various partners of Baidu Knows can reach their target users accurately.
Baidu Wiki
(a.k.a. Baidu Encyclopedia). Baidu Wiki is a wiki, compiled by experts in specialized fields, featuring high-quality columns, such as Encyclopedia of Intangible Cultural Heritage, Digital Museum and Recorder of History, as well as a complete video-based knowledge source.
Baidu Healthcare Wiki
. Baidu Healthcare Wiki offers healthcare knowledge and information from authoritative and professional sources in text, video, picture, and Q&A formats.

Baidu Wenku
. Baidu Wenku hosts a library of digital documents, covering a wide range of content, such as education, architecture, law, internet and finance, shared in forms such as academic papers and PowerPoint presentations by professionals, enterprises, institutions and other users. Combined with Baidu Search’s capabilities, Baidu Wenku serves as an abundant resource to help users obtain high-quality study content and knowledge & information in a variety of topics efficiently.
Baidu Scholar
. Baidu Scholar is an academic search engine that provides literature retrieval functionality from massive Chinese and English academic resources including various academic journals and conference papers. Baidu Scholar also provides research tools such as plagiarism detection, journal search, and helps scholars efficiently find scholarly literature relevant to their academic topics.
Baidu Experience
. Baidu Experience is an online platform where users share daily knowledge and experience. At the aim of providing practical and high efficiency solutions, Baidu Experience covers multiple fields such as software, lifestyle tips, games, etc.
Baidu Post
(a.k.a. Baidu Post Bar). Baidu Post is a social media built on topical online communities. Users can post text, image, audio and video content and reply to original curation, forming valuable discussion groups. Baidu Post draws new users through close integration with search and user generated content, and has been a popular platform for celebrity fans, online game players and online novel readers to build communities for topical discussions, especially about current cultural trends.
Other User Products
Baidu Maps
.
Baidu Maps is a platform providing users with travel-related services including intelligent point-of-interest
search, route planning, precise navigation, and real-time traffic condition information. Baidu Maps, as a new generation of AI map, supports voice interactions in a full spectrum of scenarios through its voice assistant, which allows users to customize the voice. Baidu Maps also provides professional and stable map services to business partners across different sectors.
Baidu Input Method Editor (Baidu IME)
. Baidu IME is a Chinese-language mobile keyboard which utilizes Baidu AI to improve input accuracy, remember corrections and offer a customized dictionary of new or uncommon words. Baidu IME supports advanced functions such as extended voice input, smart punctuation recommendation, voice message translation, voice modification and contextual speech detection. Baidu IME AI version was launched in 2019 with features including mixed voice input in Mandarin and other Chinese dialects with English, real-time translation and augmented reality Emoji.
Overseas Products
. We offer a series of products and services in overseas markets, including popIn (ad recommendation platform), MediaGo (ad network platform), Simeji (leading mobile keyboard in Japan) and Facemoji (Simeji’s international edition).
Products and Services for Customers
Online Marketing Services
We deliver online marketing services to a diverse customer base consisting of SMEs, large domestic businesses and multinational companies across industries and geographical locations. The defined industries in which our customers operate include healthcare, education, retail/e-commerce,
online game services, personal care, franchising, financial services, real estate and home furnishing sectors, and business services. Although our customers are located across China, we have a more active and larger customer base in the coastal regions, reflecting the current economic demographics in China.

Our online marketing services enable the delivery of comprehensive, rich and diversified marketing offerings to fulfill customer needs. We have made continuous improvements to the marketing services on our platform, including the following initiatives:
•
Video ads
: We promoted the monetization of our video traffic in 2019, using diversified monetization products such as live streaming and short videos, equipped with video creative production tools, to provide our customers with a richer and more effective brand communication medium.

•
oCPX
: oCPX provides our marketing customers with more options for lead generation. It enables our customers to bid for online marketing services based on pre-defined
results other than on a
cost-per-click
basis, such as on a
cost-per-impression,
cost-per-action
or
cost-per-view
basis.

•	Action ads : Action ads comes in a wide range of ad formats, including click-to-call, click-to-chat, click-to-download, and click-to-buy, to help marketing customers achieve better conversion.

•
Customer relationship management (CRM)
: By combining marketing automation and sales force automation functionalities, our CRM service allows customers to effectively qualify and nurture marketing-generated leads and further convert them into orders, so as to streamline the ad-to-order
processes and to increase the return of the ad spending.

Hosted marketing platform
: Our hosted marketing platform integrates our CRM with our
“one-stop-shop”
media purchase platform to allow our customers to purchase brand and performance-based marketing services, build audience and user engagement, generate leads and maintain relationships with users, leveraging tools and services powered by Baidu AI. Our hosted marketing platform helps us better understand our customers’ needs and enable our customers to leverage Baidu’s AI to simplify their marketing process and improve the effectiveness of their marketing efforts.
Online marketing services include P4P (pay for performance) services and others. Typically, a P4P customer pays us when users click on one of its website links on Baidu Search or Baidu Feed or Baidu Union partners’ properties, while a non-P4P
customer pays us based on the duration of the placement on Baidu Search or Baidu Feed.
P4P.
 Our auction-based P4P services allow customers to bid for priority placement of paid sponsored links and reach users who search for information related to their products or services. Customers may choose to purchase search, feed and other online marketing services and have the option to set daily allowances target users by geography in China and specify the time period for their campaign. As our partners adopt Smart Mini Programs and Managed Pages, some of them have begun to use these properties as their landing pages, in lieu of their websites.
Search marketing services are mainly provided to customers through our proprietary online marketing system which drives monetization efficiency by improving relevance in paid search and optimizing value for our customers.
Feed marketing services usually comprise image-based or video-based advertising, appearing between the feed headlines or within the feed content. It is powered by Baidu AI in order to better match goods and services providers with their targeted audience while optimizing user experience.
Others.
Our other marketing services comprise display-based marketing services and other online marketing services based on performance criteria other than cost per click (CPC). Customers can choose different mix of our service offerings to optimize their ROI. BrandZone allows customers to display integrated text, logo, image and video in a structured and uniform manner on a prominent position of the search result page or in vertical search products, such as Baidu Knows. Programmatic marketing platform supports the placement of advertisement using standard, intelligent or customized creativity, different purchasing methods (guaranteed delivery or real time bidding), and multiple payment methods.

Products and Services for Partners
We attract numerous business partners, which help create opportunities for us to work with them in research and development and other business cooperations and establish long term business relationships.
Baidu Union.
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
Baijiahao (BJH Accounts).
Our publisher network of 2.6 million BJH Accounts, aggregates news articles, photos, short videos, live videos and augmented reality clips from MCNs, media outlets, and other professional sources for distribution through our search, feed and short video products.
Smart Mini Program.
Smart Mini Programs are applets developed by our partners to share their content and services in Baidu App with native-app
like experience. The number of smart phones sold in China is on a decline and app installation costs have been rising, causing app developers to take interest in offering their content and services through Baidu App. Smart Mini Program has become increasingly popular, as users can now search for content and services that were historically only available in apps, and saves users from having to download and maintain so many apps on their phones. Smart Mini Program was launched in July 2018, and its monthly active users reached 316 million in December 2019.
Managed Page.
Managed Page is an alternative for HTML site owners to use as the landing page for search results. Mobile site owners no longer need to purchase server, software and bandwidth to maintain a web presence. Instead, they can open an account on Baidu’s platform, use leverage our tools, services and AI to more efficiently reach and engage with users. Managed Page comes with industry-specific solutions and is designed to provide users with more reliable and secure information.
Baidu Core – New AI Businesses
Our new AI businesses comprise new business initiatives, including DuerOS (voice assistant and smart devices), Baidu Cloud (AI solutions and cloud services) and Apollo (autonomous driving and smart transportation). These businesses leverage Baidu AI on Baidu Brain, our internally developed AI platform.
DuerOS.
DuerOS is a leading voice assistant for the Chinese language, which is installed on Xiaodu smart home devices, smart phones, children smart watches and story machines. Equipped with over 3,600 skills in wide-ranging genres, including education, cooking, online games and live streaming, the DuerOS skills store enables Xiaodu smart speakers and smart display to offer so much more beyond listening to music and watching videos. Xiaodu smart display with upgraded DuerOS enables hand gesture control and full-duplex continued conversation (multi-round conversation without wake words) through eye gesture detection.
Baidu Cloud.
Baidu Cloud primarily provides AI solutions, cloud infrastructure and other services to enterprises and individuals. Our goal is to offer a comprehensive set of products, services and tools to enable enterprises and individuals to improve productivity and operational efficiency through the use of Baidu AI and cloud infrastructure. Baidu Cloud offers industry-specific AI solutions, serving sectors, including financial services, media, industrial goods, education, consumer goods and telecommunications, while supporting our internal needs. We also offer Baidu Drive, which allows users to store and retrieve photos, videos, and other files on Baidu Cloud, along with other capabilities, such as group share and data transfer.
Apollo.
Apollo is a leader in autonomous driving in China, with over 177 OEMs, Tier 1 parts suppliers and other partners. Apollo supports third-party development through Apollo open platform, as well as the beginning of commercialization of autonomous driving and smart transportation. Apollo offers V2X solutions, the infrastructure backbone to smart transportation, to cities in China to help them improve municipal traffic condition, air pollution and road safety, using Baidu AI technology. In September 2019, Apollo’s first robotaxi pilot program, leveraging Apollo’s V2X solution, was made available to the public in Changsha, Hunan, with an initial fleet of 45 autonomous driving vehicles.
iQIYI
iQIYI is an innovative market-leading online entertainment service provider in China. For the year of 2019, iQIYI’s average mobile MAUs were 476 million, and its average mobile DAUs were 140 million. On average, users spent 9.6 billion hours per month watching video content on iQIYI platform through all devices, and spent 1.6 hours per day per user watching video content on its mobile apps during the year.
Products and Services
iQIYI produces, aggregates and distributes a wide variety of professionally produced content (PPC), as well as a broad spectrum of other video content in a variety of formats.
PPC
. iQIYI’s PPC mainly includes original content and licensed content.
•	Original content. iQIYI’s original content includes high quality content produced
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

•	Licensed content. iQIYI provides users with a curated selection of high-quality PPC from third parties. iQIYI licenses video content typically at fixed rates for a specified term, and pay licensing fees generally in installments upon signing of the contacts and during the licenses period. iQIYI also exchanges rights to distribute licensed content with other internet video streaming services to enrich our content library. In certain cases, iQIYI has the right of first refusal to purchase new content produced by the licensor.

Other video content
. iQIYI offers a broad base of other video content, such as internet movies and dramas, mini variety shows and animations, interactive videos, vertical or horizontal videos, as well as grassroots or influencer uploaded videos, edited video clips, and video blogs, or Vlogs, among others. iQIYI’s other video content expands its library and allows it to capture a broader user base, drive user engagement and enhance user stickiness.
Monetization
Membership Services
. iQIYI’s membership services generally provide subscribing members with superior entertainment experience that is embodied in various membership privileges. Subscribing members have access to a large collection of
VIP-only
content comprising drama series, movies, animations, and cartoons, etc., and have earlier access to certain content aired on the iQIYI platform. Membership privileges generally include substantially ad-free
streaming, 1080P/4K high-definition video, enhanced audio experience, accelerated downloads and others. Subscribing member privileges also include coupons and discounts on paid on-demand
films, as well as special privilege in offline events, such as exclusive access to live concerts. The number of subscribing members increased 22.3% from 87.4 million as of December 31, 2018 to 106.9 million as of December 31, 2019. Excluding individuals with trial memberships, the number of subscribing members increased by 22.7% from 86.1 million as of December 31, 2018 to 105.7 million as of December 31, 2019.
Online Advertising
. The prices of iQIYI’s advertising services depend upon various factors, including form and size of the advertising, level of sponsorship, popularity of the content or event in which the advertisements will be placed, and specific targeting requirements. Prices for the brand advertising service purchased by each advertiser or advertising agency are fixed under sales contracts.
Sales and Distribution
We offer Baidu Core products and services directly and through our distribution network. We have direct sales presence in Beijing, Shanghai, Guangzhou, Shenzhen, and other cities, covering the major regional markets for our online marketing services and other services.
The business distributors of Baidu Core products and services provide numerous services, including identifying customers, collecting payments, assisting customers in setting up accounts with us, suggesting keywords to maximize ROI and engaging in other marketing and educational services aimed at acquiring customers. We offer discounts to distributors as consideration for their services. We have relied on distributors for several reasons. Firstly, the customer base of our P4P in China, consist of SMEs, is geographically diverse and fragmented. Moreover, SMEs are generally less experienced with online marketing, as compared to large companies, and, therefore, they can benefit from the extensive services provided by distributors. Finally, distributors serve as an important channel to reach SME customers throughout China and collect payments from them. We have also engaged third-party agencies to identify and reach potential customers outside of China. Xiaodu smart devices are distributed through our online
e-commerce
store, as well as through online and offline distributors.
iQIYI’s brand advertising is sold through third-party advertising agencies, including members of American Association of Advertising Agencies, or 4As, and leading Chinese advertising agencies, as well as through a direct sales force. Feed advertising services is sold primarily through third-party advertising agencies, whose existing long-term relationships and network resources we strategically leverage, to increase our sales and expand our advertiser base. Depending on the type of advertiser and content, the duration of an advertising framework agreement is typically 12 months.
Marketing
We focus on continually improving the quality of our products and services, as we believe satisfied users and customers are more likely to recommend our products and services to others. Through these efforts and the increased use of internet in China, we have built our brand with modest marketing expenditures.
We have implemented a number of marketing initiatives designed to promote our brand awareness among potential users, customers and Baidu Union partners. In addition to our brand positioning in the market, we have also initiated a series of marketing activities to promote our products and technologies among existing and potential users and customers, including, but not limited to, Baidu Developer Conference and the CCTV Chinese New Year Eve Gala campaign.
Competition
For Baidu Core business, our primary competitors are mainly internet companies and online marketing platforms in China. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance), safety and user experience of search (and other marketing and advertising) results, availability and ease of use of products and services, the number of customers, distribution channels and the number of associated third-party websites. We also face competition from U.S.-based internet search providers providing Chinese language services and online marketing platforms, as well as traditional advertising media.
Online Marketing Platforms, Internet, Cloud and Smart Device Companies in China.
 Chinese internet companies, such as Alibaba, Tencent, ByteDance, Kuaishou, Sohu, Qihoo 360, Xiaomi and Huawei, offer a broad range of online services, including search, feed, cloud services and smart devices. These companies have widely recognized brand names in China and significant financial resources. Furthermore, some of these companies are private and are able to expend significant resources without consideration for near-term return on investment. We compete with these internet companies primarily for user traffic, user time, content, advertising budget and marketing resources. We leverage our user traffic, product design and various marketing to enhance users’ reliance on our platforms and services.
U.S.-based Internet Search Providers and Online Marketing Platforms.
U.S.-based internet search providers and online marketing platforms, such as Microsoft, Google and Facebook, have a strong global presence, well established brand names, more users and customers and significantly greater financial resources than we do. We may also continue to face competition from other existing competitors and new entrants in the Chinese language search and online marketing market, cloud and smart devices.
Other Advertising Media.
 Other advertising media, such as newspapers, yellow pages, magazines, billboards, other forms of outdoor media, television, radio and mobile apps compete for a share of our customers’ marketing budgets. Large enterprises currently spend a relatively small percentage of their marketing budgets on online marketing as compared to other advertising media.
For iQIYI, our primary competitors include companies that operate online video sites in China, such as Tencent Video and Youku. We also compete with other internet media and entertainment services, such as internet and social platforms and short-form video platforms, as well as major TV stations.
We compete with these market players for, both users, usage time and advertisers primarily on the basis of obtaining IP rights to popular content, conducting brand promotions and other marketing activities, and making investments in and acquisitions of our business partners.
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
Artificial Intelligence (AI)
We have been investing in AI for a number of years, particularly in the areas of natural language processing, knowledge graph, user understanding, speech technology, computer vision, augmented reality, data science and deep learning technology. Baidu AI powers our core businesses, including search and feed, DuerOS, Baidu Cloud and Apollo. Through Baidu AI Open Platform, we have opened up Baidu AI capabilities to third-party developers and provided them with tool kits on Baidu Cloud. We are also exploring ways to apply AI technologies and accelerate the commercialization of AI products and services.
Chips.
We are applying Baidu Kunlun, our high performance AI chip, which optimizes visual, speech, natural language processing and other AI capabilities, to power Baidu’s cloud servers. We also released an end-to-end
far-field Automatic Speech Recognition (ASR) solution, based on in-house
designed Baidu Honghu AI chip, for the use in DuerOS smart devices and in-vehicle
infotainment.
Knowledge Graph.
Baidu AI consists of heterogeneous knowledge graphs of entity-graph, attention graphs, events, POIs, and industry-knowledge, which transforms immense multi-element and multi-modal data into a holistic semantic network containing hundreds of millions of nodes and hundreds of billions of relationships.
Computer Vision.
Based on knowledge graphs, visual semantics allow the machine to understand videos from the perspective of a viewer and extract structured semantic knowledge by recognizing people, movements,

items and associated time series. Visual understating has been applied widely in our video applications. With synthetic virtual image technology, including facial, limb and mouth shape generation, we have developed “virtual” customer representative, to be paired with our automated customer service cloud solutions, powered by Baidu Brain.
Speech.
In 2019, Baidu launched the streaming multi-layer truncated attention model (SMLTA) to improve the accuracy of speech recognition, making it possible to recognize mixed Chinese and English or mixed Mandarin dialect speech. Meitron, a voice synthesis technology we developed, maps the tone color, style, emotion and other elements into different sub-spaces,
which allows a user to switch the voice of an application to his/her voice by recording a voice input of 20 sentences. Meitron voice customization function has been added to Baidu Maps.
Natural Language Processing.
We built a knowledge enhanced semantic understanding framework ERNIE, which is capable of continual learning various knowledge. ERNIE has achieved state-of-the-art
results in both Chinese and English language understanding tasks. ERNIE has also been widely used in the fields of reading comprehension, emotional analysis, search intelligent Q&A, video recommendation, CTR prediction. As to machine translation, we developed the first speech-to-speech
simultaneous interpretation system, providing users with high-quality, low latency simultaneous interpreting experiences.
Deep Learning (DL) Platform.
We have developed an open-source, industry-level deep learning platform, PaddlePaddle. It has outstanding advantages including, 1) a DL framework based on programming logic enabling both development flexibility and stability; 2) the ultra-large-scale training capacity for real-time updates of trillion-level parameters of DL models; 3)
end-to-end
deployment of high-performance inference engines designed for diverse platforms and devices; and 4) open source industry-grade models covering a wide range of applications.
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
Multimodal search
: We greatly improved accuracy of speech recognition in scenarios such as long sentences, mixed Chinese and English, as well as strong accent, and thus significantly improving user satisfaction of our speech search. We built the terminal visual interaction engine V1.0 for visual search. We facilitated the implementation of several latest convolutional neural network (CNN) models in industry and significantly reduced training costs through unsupervised or semi-supervised models, leading the industry in user experience in multiple key scenes.
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
Extraction and Analysis of Behavioral Information of Mobile Internet User
s. We extract behavioral information from users of mobile Internet using high performance algorithms and information extraction techniques. Our techniques enable us to understand complex user behaviors metrics such as like and dislike votes, shares, clicks and followers to effectively rank the quality and popularity of information, which in turn allows us to provide our users more accurate search results.
Top-1 Search
: We have significantly enhanced the results of question parsing and analysis, answer matching, extraction, page content understanding and other aspects of our search engine. As a result, we greatly improved user satisfaction with Top 1 search result (s atisfying user with the first search result)
in 2019 and the efficiency and satisfaction of search interaction.
P4P Technology
Our P4P platform serves billions of relevant, targeted sponsored links each day based on search terms users enter or content they view on the web page. Our key P4P technology includes:
P4P Auction System.
 We use a
web-based
auction system to enable customers to bid for keywords and automatically deliver relevant, targeted promotional links on Baidu’s properties and Baidu Union partners’ properties. The system starts by screening the relevance between the sponsored links and a particular query. We have developed a new auction system based on deep reinforcement learning and automated machine learning technologies, which enables us to automatically update our auction mechanism for better optimization.
Phoenix Nest.
Designed to generate more relevant results, Phoenix Nest helps customers to identify popular keywords and provides them with tools for budget management and marketing effectiveness measurement. In 2019, we introduced a DNN model based on series to learn users’ long-term behavior and improve its prediction capability. We upgraded the framework of our AIBOX deep learning algorithms and introduced GPUBOX, which led to significant improvement in computing efficiency and cost reduction.
Attention Based Technology.
We have developed more precise matching methodology for phrase match mode, which greatly improved accuracy rate and expanded ads retrieval results. For the first time, we have introduced rule-based limited translation triggering technology into exact contained match triggering, and the rule-based technology not only improves the diversity of translations, but also greatly improves the retrieval of bidding keywords.
Content Auto-Generation Technology.
Based on materials and website content provided by our customers and with considerations for our customer’s needs, we use our content auto-generation technology to automatically generate advertisements attractive to our users which in turn help our customers achieve better click and conversion rates. We use ERNIE technology to ensure the relevance between automatically generated advertisements and customer intent, and MASS language model to generate better textual content in advertisements.

AiAds System.
We use machine learning techniques to build an automated and intelligent advertising system, which changes the allocation mechanism, and use end-to-end
ad framework to target and optimize ad creation.
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
Large-Scale Systems and Technologies
Large Size Cluster Management
. We have developed an automated management platform for large size clusters. The platform enables us to intelligently manage and allocate resources and automatically debug and relocate services, thereby allowing tens of thousands of requests on the Baidu search engine to function stably across multiple internet data centers and thousands of servers.
Storage.
We have developed an efficient, distributed and structured storage system to support Baidu Core products and services. Our storage system supports
PB-level
holistic, sequential data storage, and ten thousand times of real-time processing per second per device.
Distributed Computing System.
 We have developed a comprehensive set of ultra-large scale distributed computer system which increases the utility rate of idle resources. The proxy computing system has realized various distributed computing software stacks, such as resource isolation, resource distribution, computing modeling and application framework, and supports commonly used computing modules such as MapReduce, Spark and Stream.
Indexing Technology.
 Our indexing technology supports billions of daily search requests on over tens of thousands of servers located across multiple internet data centers. According to our indexing technology, we have been able to update our index within seconds. We have incorporated deep learning technology like latent semantic indexing that built upon our existing semantic matching technology to significantly improve our retrieval rate.
Our Environmental, Social and Governance (ESG) Initiatives
We are committed to corporate social responsibility and meeting society’s changing needs despite the challenging economic environment in 2019. We have established an internal environmental, social and governance communications and management mechanism to comprehensively improve our corporate governance and benefit society.
In 2019, we continued to improve our corporate social responsibility initiatives under the guidance of our ESG framework. We appreciate the oversight, guidance and feedback from different parties and are committed to collaborating closely with domestic and international organizations to support broader industry-wide ESG practices, to explore multi-dimensional use cases for our technology, to empower traditional industries with our capabilities and to promote a healthier lifestyle and the long-term sustainability of our society.
Environmentally Sustainable Mindset
We are a strong supporter of the Ten Principles of the United Nations Global Compact and the UN’s 17 Sustainable Development Goals (SDGs). We have participated in the Climate Group’s EV100 campaign, a global initiative bringing together forward-looking companies committed to accelerating the transition to electric transportation, and are committed to making Baidu a low-carbon, energy-efficient and eco-friendly company through concrete actions. For example, to improve energy efficiency, we implemented various power supply solutions including HVDC offline and BBU (Battery Back-up Unit) in our data centers. Furthermore, our data centers are equipped with large-scale water cooling systems with a free cooling module and OCU (Overhead Cooling Unit) supplemented by fine-tuning operation optimization. As a result of these measures, we improved power usage effectiveness (PUE) of our data centers and further reduced our carbon emissions. We have also adopted various water and energy conservation measures, such as recycling heat energy and introducing electric commuter shuttle buses on our campus to make our offices more environmentally friendly. These initiatives reduced our carbon emissions by over 180,000 tons, as calculated by deducting carbon emissions in project scenario from carbon emissions in baseline scenario, in 2019.
While we rigorously implement environmentally sustainable policies and initiatives, we also encourage our users and the general public to adopt similar measures. For example, by adding new features to the app, we encourage the users of Baidu Maps app to take eco-friendly transportation options including biking and walking to reduce carbon emissions. In 2019, the total number of eco-friendly trips reached 100 million, reducing carbon emissions by approximately 44,000 tons, as calculated by aggregating carbon emissions reduced through various eco-friendly transportation options: (i) for carbon free transportation options such as walking, running and cycling, the amount of carbon emission reduced equals the quotient of the total distance so travelled by the average carbon emission factor of a typical fuel-based vehicle, and (ii) for transportation options with a lower carbon footprint such as taking a bus, the amount of carbon emission reduced equals the quotient of the total distance so travelled by the average carbon emission factor differential between a typical fuel-based vehicle and a typical bus on a per capita basis. Additionally, we have actively participated in initiatives that aim to improve bio-diversity. These included working with the International Union for Conservation of Nature (IUCN) to tag and maintain search results related to over 400 endangered animals on Baidu Search, removing over 260,000 entries containing inappropriate information related to wildlife and blocking 1.4 million posts about the illegal wildlife trade. We also cooperate with non-profit organizations, such as the International Fund for Animal Welfare, to conduct a series of events that promote public awareness of conservation efforts and science.
Building Social Trust and Developing Talent
Data Privacy and Data Security
. As a reputable hi-tech company serving a large community of users, we put data privacy protection and data security as our top priorities. Within the company, we have established the Baidu Security Committee and Baidu Data Privacy Committee, comprised of senior decision makers to oversee these two areas, ensure compliance with applicable laws and regulations and to ensure that we are meeting the expectations of our users. We communicate with our users in an easy-to-understand manner to help them understand their rights under applicable laws and regulations. Through our data privacy and data security policies, users can learn about and control how their data is used and provide consent for data collection when necessary. We have put in place a comprehensive auditing mechanism across our business, to keep track of the data privacy and data security actions taken throughout the lifecycle of our products and services. We utilize a complete set of data privacy and data security management systems that allow us to continuously review and improve our processes. We have designed the General Privacy Policies and have drawn up specific privacy policies for individual products and services. We have also built an independent one-stop privacy protection platform, from which users can learn about our data privacy policies and provide feedback. Additionally, we are promoting the development of ethical standards for artificial intelligence. At the annual National People’s Congress (NPC) and the National Committee of the Chinese People’s Political Consultative Conference (CPPCC) in 2019, our chief executive officer and CPPCC member Robin Yanhong Li proposed a set of AI ethical standards, to set the foundation for developing a smart society based off of AI technologies. Baidu believes that we can make a complex world simpler through AI, but such vision can only be realized if AI is used properly.
Outlook on Talent and Organizational Development
. Our employees are our most important asset. We have formulated a number of internal policies and processes to protect the rights and interests of our employees.

Since 2015, we have independently developed an “intelligent” recruitment system to ensure fair recruitment, with a special focus on equal opportunities for women. We have invested significant resources in career development and training for our employees, and provided a total of approximately 568,000 hours of staff training programs in 2019. To promote work-life balance for our employees, we have adopted flexible working arrangements and a system of paid leave and compensatory leave, in addition to statutory annual leave. Since 2019, we have been working with an insurance company to introduce commercial healthcare coverage for both our employees and their parents. We are the early adopter among Chinese internet companies to offer such customized coverage.
Moreover, we provide a multitude of benefits to our employees and their family members, including pregnant and nursing employees. To better understand employee satisfaction, help employees address work challenges and improve the company’s overall work environment, we conduct annual human capital assessment surveys with all of our employees. We also provide a variety of channels for employees to provide feedback and file complaints. We fully respect and value our employees’ suggestions and feedback.
Innovation and Practice in Social Responsibility
We care about the society that we live in, and we encourage our employees across different product lines to leverage Baidu AI technologies to make our community a better place for everyone. We have worked with government and non-profit organizations to successfully reunite more than 10,000 missing persons in China with their families by using our AI technologies. Baidu’s facial recognition technology allows a regulatory body to anticipate how a missing child would look like with age, improving the probability and precision of locating missing persons years later and greatly reducing the time it takes to identify missing people. We are actively exploring the application of voice-based Xiaodu Smart Display for the education sector and aiding the elderly and the disadvantaged. We have donated Xiaodu Smart Display to 50 primary schools in China where they serve as classroom voice assistants to provide students with an extensive selection of high-quality educational resources. We have worked with the Dashilan elderly community in Beijing to turn Xiaodu Smart Display into an “elderly care station,” allowing its senior citizens to access community services at any time through far-field voice activation. This service has benefited hundreds of elderly people in 2019. Xiaodu Smart Display has also been adopted to help visually impaired students in schools and masseurs in their workplaces in more than 40 cities across China. Xiaodu Smart Display allows visually impaired students to access a wealth of information on the Internet and visually impaired masseurs to control the lighting and room temperature of their work place through far-field voice commands.
As the leading search engine in China, we leverage our platform to reduce gender discrimination and provide charitable organizations with opportunities to be discovered and heard by the public. We have optimized search results for gender-related keywords and deploy technologies to help eliminate gender discrimination on the Internet. To help people build more confidence and cope with mental health issues, we worked with leading psychology institutions in China to launch a Smart Mini Program, an applet within Baidu App, that provided more than 1.2 million users/accounts with timely support and counseling in 2019. To empower charitable organizations and use technology to create a better Internet community, we launched the Common Benefit Project to promote and allow 200 charitable programs to be easily discovered.
Building on our close communication and collaboration with all stakeholders, we will continue to benefit our society. As part of our efforts to create value for our society, we attach great importance to communication and engagement with our users, partners, social organizations and third-party agencies.
Intellectual Property
We rely on a combination of patent, trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property and our brand. We have over 6,016 issued patents in China covering invention, utility model and design, and intend to apply for more patents to protect our core technologies and intellectual property. We also enter into confidentiality, non-compete
and invention assignment agreements with our employees and consultants, and nondisclosure agreements with selected third parties. “
百度
,” our company’s name “Baidu” in Chinese, has been recognized as a well-known trademark in China by the Trademark Office of National Intellectual Property

Administration under the State Administration for Market Regulation. In addition to owning “
百度
,” and the related logos, we have applied for registration of various other trademarks. We also have registered certain trademarks in the United States, Australia, Brazil, Canada, Hong Kong, India, Indonesia, Japan, Malaysia, Mexico, New Zealand, Russia, Singapore, South Africa, South Korea, Thailand, the European Union and several other jurisdictions. In addition, we have registered our domain name Baidu.com and certain other websites with China National Network Information Center (CNNIC). We have also successfully registered
. Baidu
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
Regulations on Foreign Investment
On January 1, 2020, the Foreign Investment Law and the Regulations for Implementation of the Foreign Investment Law, or the Implementation Regulations, came into effect and became the principal laws and regulations governing foreign investment in the PRC, replacing the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.
According to the Foreign Investment Law, “foreign investment” refers to the investment activities conducted directly or indirectly by foreign individuals, enterprises or other entities in the PRC, including the following circumstances: (i) the establishment of foreign-invested enterprises in the PRC by foreign investors solely or jointly with other investors, (ii) a foreign investors’ acquisition of shares, equity interests, property portions or other similar rights and interests of enterprises in the PRC, (iii) investment in new projects in the PRC by foreign investors solely or jointly with other investors, and (iv) investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Pursuant to the Foreign Investment Law, China has adopted a reformed system with respect to foreign investment administration, under which the Chinese government applies national treatment to foreign investors in terms of investment entry and the foreign investor needs to comply with the requirements as provided in the negative list for foreign investment. The negative list will be issued by, amended or released upon approval by the State Council, from time to time. The negative list will consist of a list of industries in which foreign investments are prohibited and a list of industries in which foreign investments are restricted. Foreign investors will be prohibited from making investments in prohibited industries, while foreign investments must satisfy certain conditions stipulated in the negative list for investments in restricted industries. Foreign investments and domestic investments in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list will be treated equally. Any foreign-invested enterprise established prior to the effectiveness of the Foreign Investment Law may maintain its original corporate forms for a period of five years after January 1, 2020.
The Implementation Regulations restates certain principles of the Foreign Investment Law and further provides that, among others, (1) if a foreign-invested enterprise established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Law of the PRC or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the foreign-invested enterprise and may publicize such non-compliance
thereafter; (2) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of a foreign-invested enterprise established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such foreign-invested enterprise, remain binding upon the parties.
Regulations on Value-Added Telecommunications Services and Internet Content Services
Value-added telecommunications services and Internet content services
. The Telecommunications Regulations promulgated by the PRC State Council in September 2000 categorize all telecommunication businesses in the PRC as either basic or value-added. Pursuant to the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain a Value-Added Telecommunication Business Operating License from the MIIT or its provincial level counterparts. The Administrative Measures for Telecommunication Business Operating License, promulgated by the MIIT with latest amendments becoming effective in September 2017, set forth the types of licenses required for value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, a value-added telecommunications service operator providing commercial value-added services in multiple provinces is required to obtain an inter-regional license, whereas a value-added telecommunications service operator providing the same services in one province is required to obtain a local license. Baidu Netcom and some of our other PRC consolidated affiliated entities hold such Value-Added Telecommunication Business Operating Licenses.
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
Content regulation
. National security considerations are an important factor in the regulation of internet content in China. The National People’s Congress, the PRC’s national legislature, has enacted laws with respect to maintaining the security of internet operation and internet content. Under these laws and applicable regulations, violators may be subject to penalties, including criminal sanctions, for internet content that:
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

ICP operators are required to monitor their websites, including electronic bulletin boards. They may not post or disseminate any content that falls within the prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions and revoke their ICP licenses. For instance, in 2017, the CAC issued a series of regulatory documents providing that an ICP operator is obligated to monitor contents displayed and disseminated by users on its platform. These regulations apply to online services, including (i) online forum and community service, which allows users to publish information and interact with other users on an online forum, post bar or other form of online communities, (ii) online follow-up
comment service, which allows users to post threads, reply to original content, leave messages and engage in live commenting with texts, symbols, expressions, pictures, audio/video on a website, mobile app or other forms of interactive platform; (iii) online group chat information service, which allows users to communicate and exchange information in a cyberspace created by the users on an online platform; (iv) online official account information service, which allows users to post texts, pictures, audio/video and other information in the form of an official account registered by the user on a website, mobile app or other network platform. Pursuant to these regulations, a service provider is required to, among others, (x) register and verify the identity information of each user, and (y) in the case of publication or dissemination of prohibited contents on the platform, take prompt rectification measures, including removing and terminating transmission of the illegal content, restricting the user right of the offender, banning the user account and shutting down the relevant forum or channel, and report to the regulatory authority.
In addition, in November 2018, the CAC issued a notice to require ICP operators to conduct security assessments on their Internet information services if their services include forums, blogs, microblogs, chat rooms, communication groups, public accounts, short videos, online live-streaming, information sharing, mini programs or such other functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. ICP operators must conduct self-assessment on, among others, the legality of new technology involved in the services and the effectiveness of security risk prevention measures, and file the assessment report to local competent Internet information office and public security authority. At the end of 2019, the CAC issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No.5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the CAC Order No.5, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep-learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; or (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display.
Restrictions on Foreign Ownership in Value-Added Telecommunications Services.
Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the PRC State Council with the latest amendments becoming effective in February 2016, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. However, the MIIT released an announcement in June 2015 to remove the restriction on foreign equity for “online data processing and transaction processing businesses (operational
E-commerce)”
as provided in the Catalog of Telecommunication Businesses promulgated by the MIIT. The Guidance Catalog of Industries for Foreign Investment, as amended in 2017, and Special Administrative Measures (Negative List) for Foreign Investment Access issued in 2019 allow a foreign investor to own more than 50% of the total equity interest in an
e-commerce
business, a domestic multi-party communication business, an information storage and re-transmission
business and a call center business. In order to acquire any equity interest in a value-added telecommunication business in China, a foreign investor must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce (or the Ministry of Commerce’s authorized local counterparts), which retain considerable discretion in granting approvals. According to publicly available information, the PRC government has issued telecommunication business operating licenses to only a limited number of foreign-invested companies. We believe that it would be impracticable for us to acquire any equity interest in our consolidated affiliated entities without diverting management attention and resources. Moreover, we believe that our contractual arrangements with these entities and the individual nominee shareholders provide us with sufficient and effective control over these entities. Accordingly, we currently do not plan to acquire any equity interest in any of the consolidated affiliated entities.
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
Regulations on Mobile Internet Applications
In June 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, which became effective on August 1, 2016. Pursuant to the Mobile Application Administrative Provisions, a mobile internet app refers to an app software that runs on mobile smart devices providing information services after being pre-installed,
downloaded or embedded through other means. Mobile internet app providers refer to the owners or operators of mobile internet apps. Internet app stores refer to platforms which provide services related to online browsing, searching and downloading of app software and releasing of development tools and products through the internet.
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
Regulations on Internet Information Search Service
In June 2016, the CAC promulgated the Administrative Provisions on Internet Information Search Services, or the Search Services Administrative Provisions, which took effect on August 1, 2016. Pursuant to the Search

Services Administrative Provisions, internet information search service refers to the service whereby users can search for information that is collected from the internet and processed by computer technology. The Search Services Administrative Provisions requires that an internet information search service provider must not publish any information or contents prohibited by law in the form of links, abstracts, snapshots, associative words, related search or recommendations or otherwise. If an internet information search service provider identifies any search results that contain any information, website or app that is prohibited by law, it must stop displaying the search results, record the infraction and report it to the relevant governmental authority. In addition, an internet information search service provider is prohibited from seeking illegitimate interest by means of unauthorized disconnection of links, or provision of search results containing false information. If an internet information search service provider engages in paid search services, it must examine and verify the qualifications of its customers of the paid search services, specify the maximum percentage of search results as paid search results on a webpage, clearly distinguish paid search results from natural search results, and notably identify the paid search information item by item.
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
In May 2017, the CAC issued the Provisions on the Administration of Internet News Information Services, or the Internet News Regulation, and its implementing rules, which became effective on June 1, 2017. Pursuant to the Internet News Regulation and its implementing rules, if an entity intends to provide internet news information service, it is required to obtain an approval from the State Council News Office and receive an Internet News Information Service License. Internet news information service refers to editing, publishing and reprinting and the dissemination platform service of internet news through internet websites, mobile apps, forums, blogs, micro-blogs, official accounts, instant message tools, live-streaming and other similar means. Pursuant to the Internet News Regulation, no internet news information service organizations may take the form of a foreign-invested enterprise, whether a joint venture or a wholly foreign-owned enterprise, and no cooperation between internet news information service organizations and foreign-invested enterprises is allowed prior to the security evaluation by the CAC.
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

Regulations on Internet Culture Activities
The Internet Culture Administration Measures, promulgated by the Ministry of Culture and with the latest amendment becoming effective in December 2017, require ICP operators engaging in “internet culture activities” to obtain a permit from the Ministry of Culture. The “internet culture activities” include, among other things, online dissemination of internet cultural products and the production, reproduction, importation, distribution and broadcasting of internet cultural products. In May 2019, the Ministry of Culture and Tourism issued a circular to adjust the applicable scope of the Internet Culture Business Permit. Pursuant to the circular, the Ministry of Culture and Tourism will no longer be the authority supervising the online game industry and therefore the business scope of an Internet Culture Business Permit issued by it and its local counterparts will only cover internet cultural products including online music, online plays or programs, online performance, online works of art, online cartoon and exhibition and online matches, but exclude online games. Imported internet cultural products are subject to content review by the Ministry of Culture and Tourism before they are disseminated online, while domestic internet cultural products must be filed with the local branch of the Ministry of Culture within 30 days following the online dissemination. Service providers are also required to conduct self-review of the content of internet cultural products before they are put on the internet or submitted to the Ministry of Culture for approvals or filings. Baidu Netcom was granted an Internet Culture Business Permit in April 2007, which was renewed again in September 2018. Some other entities in our group have also obtained an Internet Culture Business Permit.
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
The PRC government has also promulgated a series of special regulatory measures governing live-streaming services. In November 2016, the CAC promulgated the Administrative Provisions on Internet Live-streaming Service, which took effect on December 1, 2016. Pursuant to the Administrative Provisions, internet live-streaming service refers to continuous publishing of real-time information to the public on internet by means of video, audio, graphics, text or other forms, and an internet live-streaming service provider refers to an operator of the platform providing internet live-streaming service. In accordance with the administrative provisions, an internet live-streaming service provider must verify and register the identity information of publishers of live-streaming programs and users on its platform, and file the identity information of the publishers with the local governmental authority for record. Any internet live-streaming service provider engaging in news service must obtain internet news information service qualification and operate within the permitted scope of such qualification. In September 2016, the SAPPRFT (currently known as the NRTA) issued a Circular on Strengthening Administration of Live-streaming Service of Network Audio/Video Programs. Pursuant to the circular, any entity that intends to engage in live audio/video broadcasting of major political, military, economic, social, cultural or sport events or activities, or live audio/video broadcasting of general social or cultural group activities, general sporting events or other organizational events, must obtain an Online Audio/Video Program Transmission License with a permitted operation scope covering the above business activities. Any entity or individual without qualification is prohibited from broadcasting live audio/radio programs involving news, variety shows, sports, interviews, commentary or other forms of programs through any online live-streaming platform or online live broadcasting booth, nor are they permitted to start a live broadcasting channel for any audio or radio programs. In addition, no entity or individual other than licensed radio stations or television stations are allowed to use “radio station,” “television station,” “broadcasting station,” “TV” or other descriptive terms exclusive to television and radio broadcasting organizations to engage in any business on the internet without approval. Furthermore, the CAC issued a notice in July 2017 which requires operators of internet news and information reproduction and broadcasting services, including commercial website apps that contain live-streaming features, and other internet live-streaming services, to file with the local CAC starting from July 15, 2017. The Circular on Tightening the Administration of Internet Live-Streaming Services jointly issued jointly by the MIIT, the CAC and several other government agencies in August 2018 reiterates the license requirements for online-streaming service providers and requires the operator to file with the local public security authority within 30 days after it commences the service online.
On March 29, 2019, the Administrative Provisions on Minor-oriented Programs was issued by the NRTA and has become effective since April 30, 2019. According to these provisions, network audio-visual programs with minors as their main participants or recipients shall not contain any contents which are harmful to the minors, such as violence, pornography, heresy, superstition, drug taking and other illegal contents. On November 18, 2019, the CAC, the Ministry of Culture and Tourism and the NRTA jointly issued the Administrative Provisions on Online Audio-visual Information Services, or Circular No.3, which took effective on January 1, 2020. According to the Circular No.3, Online Audio-visual Information Services refer to the services of producing, publishing and disseminating audio-visual information offered to the public via Internet platforms, such as websites and application programs. Circular No.3 requires that no individual or entity is allowed to (i) use the online audio-visual information services or related technologies to engage in any activities which may jeopardize national security, undermine social stability or infringe legitimate right of others; (ii) produce, publish or disseminate any audio-visual information prohibited by the laws and regulations, such as Internet rumors. A provider of audio-visual information services must establish, maintain and optimize a rumors refuting regime, under which once it identifies that any user of audio-visual information services produces, publishes or disseminates any rumor by virtue of the technology of producing forged pictures or audio-visual information based on deep-learning or virtual reality, such provider must take measures to refute such rumors in a timely manner and file such situations with the competent authorities governing Internet information, culture and tourism, and radio and television.
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
Regulations on Internet Map Services
According to the Administrative Rules of Surveying Qualification Certificate, as amended by the National Administration of Surveying, Mapping and
Geo-information
(a.k.a. the State Bureau of Surveying and Mapping) in August 2014, the provision of internet map services by any non-surveying
and mapping enterprise is subject to the approval of the National Administration of Surveying, Mapping and
Geo-information
and requires a Surveying and Mapping Qualification Certificate. Internet maps refer to maps called or transmitted through the internet. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the National Administration of Surveying, Mapping and
Geo-information
in December 2011, any entity without a Surveying and Mapping Qualification Certificate for internet map services is prohibited from providing any internet map services. According to the Provisions on the Administration of Examination of Maps amended on July 16, 2019, subject to limited exceptions, an enterprise must first apply for an approval by the relevant regulatory authority, if it intends to engage in any of the following activities: (i) publication, display, production, posting, import or export of a map or a product attached with a map, (ii)
 re-publication,
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
Regulations on Online Games
Pursuant to the Administrative Provisions on Internet Publishing Services and the Circular on Mobile Game Publishing Service, the online games services provided on our websites by our online game operator partners may be deemed as a type of “online publication service” provided by us, and we may be required to obtain an Internet Publication License from the NNPB. Beijing Perusal and another entity in our group have obtained the Internet Publication Licenses. The required approval by the NNPB of each online game provided on our websites is handled by our online game operator partners.
In September 2009, the GAPP (currently known as the NNPB) together with several other government agencies issued Circular 13, which explicitly prohibits foreign investors from participating in online game operating businesses through wholly-owned enterprises, equity joint ventures or cooperative joint ventures in China. Circular 13 expressly prohibits foreign investors from gaining control over or participating in PRC operating companies’ online game operations through indirect means, such as establishing joint venture companies, entering into contractual arrangements with or providing technical support to the operating companies, or through a disguised form, such as incorporating user registration, user account management or payment through game cards into online game platforms that are ultimately controlled or owned by foreign investors. We offer online games provided by our game operator partners on our websites owned and operated by our consolidated affiliated entities. We also operate two smartphone app distribution platforms in China as well as a mobile game platform through our consolidated affiliated entities. If our contractual arrangements were deemed to be “indirect means” or “disguised form” under Circular 13, our relevant contractual arrangements may be challenged by the NNPB or other governmental authorities. If we were found to be in violation of Circular 13 in the operation of our online game platform, the NNPB, in conjunction with relevant regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases, suspending and revoking the relevant licenses and registrations.
In October 2019, the NNPB promulgated the Circular on Preventing Minors from Developing Online Game Addictions, which mandates that online game operators take, among others, the following measures to prevent minors from being addicted to online games: (i) the operator shall ensure that its online game users use valid and true identity information to register their game accounts; (ii) the operator shall strictly control the time slot and duration allowed for minors to log in and play online games to the extent that it shall not provide any game service for the minors in any form from 10:00 PM each day to 8:00 AM the next day, and the length of time a minor spends in playing its online games must not exceed three hours accumulatively on each statutory holiday and one and a half hours on each business day; and (iii) the online game operator shall not offer any paid services to minors that are not suitable for their civil capacity. According to such circular, these requirements are pre-conditions
for an operator to publish and operate any online game.
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

Regulations on Artificial Intelligence and Autonomous Driving Vehicles
We engage in the research and development of artificial intelligence (AI) technology and products, specifically autonomous driving vehicles. The Chinese government has issued a series of guidelines to encourage and support the research and development of AI technology, such as the Three-Year Implementing Plan for Internet Plus Artificial Intelligence issued in May 2016 and the Development Planning on the New Generation of Artificial Intelligence issued in July 2017. In particular, the MIIT, the Ministry of Public Security and the Ministry of Transport, issued the Circular on the Norms on Administration of Road Testing of Autonomous Driving Vehicles (Trial Implementation) in April 2018, which became effective from May 1, 2018 and is the primary regulation governing protocol of road testing of autonomous driving vehicles in China. Pursuant to this circular, any entity intending to conduct a road testing of autonomous driving vehicles must apply for and obtain a road-testing certificate and a temporary license plate for each tested car. To qualify for these required licenses, an applicant entity must satisfy, among others, the following requirements: (i) it must be an independent legal person registered under PRC law with the capacity to conduct manufacturing, technological research or testing of automobiles and automobile parts, which has established protocol to test and assess the performance of autonomous driving system and is capable of conducting real-time remote monitor of the tested cars; (ii) the vehicle under road testing must be equipped with a driving system that can switch between autonomous pilot model and human driving model in a safe, quick and simple manner and allows human driver to take control of the vehicle any time immediately when necessary; (iii) the tested vehicle must be equipped with the function of recording, storing and real-time monitoring the condition of the vehicle and is able to transmit real-time data of the vehicle, such as the driving model, location and speed; (iv) the applicant entity must sign an employment contract or a labor service contract with the driver of the tested vehicle, who must be a licensed driver with more than three years’ driving experience and a track record of safe driving and is familiar with the testing protocol for autonomous driving system and proficient in operating the system; (v) the applicant entity must insure each tested vehicle for at least RMB5 million against car accidents or provide a letter of guarantee covering the same. During testing, the testing entity should post a noticeable identification logo for autonomous driving test on each tested car and should not use autonomous driving model unless in the permitted testing areas specified in the road-testing certificate. If the testing entity intends to conduct road testing in the region beyond the administrative territory of the certificate issuing authority, it must apply for a separate road-testing certificate and a separate temporary license plate from the relevant authority supervising the road-testing of autonomous cars in that region. In addition, the testing entity is required to submit to the road-testing certificate issuing authority a periodical testing report every six months and a final testing report within one month after completion of the road testing. In the case of a car accident causing severe injury or death of personnel or vehicle damage, the testing entity must report the accident to the road-testing certificate issuing authority within 24 hours and submit a comprehensive analysis report in writing covering cause analysis, final liability allocation results, etc. within five working days after the traffic enforcement agency determines the liability for the accident. Some local governments, such as Beijing, Shanghai, Chongqing, Hunan and Tianjin, have issued local rules and regulations to regulate road testing of autonomous driving cars accordingly.
Regulation on Product Quality
Products made in mainland China shall be subject to the Product Quality Law of the PRC, or the Product Quality Law, which was promogulated on February 22, 1993 and amended on July 8, 2000, August 27, 2009 and December 29, 2019. According to the Product Quality Law, a seller of a product shall be responsible for repairing, replacing or returning the product with any of the following defects, and shall compensate for the damages incurred by consumers who bought such defective product: (i) the product does not have the usability which such product should have and there are no prior indications about such situation; (ii) the actual quality of such product fails to comply with the standards specified on such product or the package of such product; and (iii) the actual quality of such product fails to meet the quality status specified by way of product specifications and samples. After the seller performs its obligation of repairing, replacing and returning the defective product and/or compensating for the customers’ damages, such seller is entitled to seek reimbursement from the manufacturer of such product, if it could be proved that the defect is caused by the manufacturer. According to the Product Quality Law, a manufacturer of a product shall be responsible to compensate for the damages to any person caused by the defect of such product, unless the manufacturer is able to prove that: (i) it did not circulate the product; (ii) the defect did not exist at the time when the product was circulated; or (iii) scientific or technologic knowledge at the time when such product was circulated was not such that it allowed the defect to be discovered.
Tort Liability Law
In accordance with the Tort Liability Law of the PRC, or the Tort Liability Law, which became effective in July 2010, internet users and internet service providers bear tortious liabilities in the event that they infringe upon other persons’ rights and interests through the internet. Where an internet user conducts tortious acts through internet services, the infringed person has the right to request the internet service provider take necessary actions such as deleting contents, screening and de-linking.
Failing to take necessary actions after being informed, the internet service provider will be subject to joint and several liabilities with the internet user with regard to the additional damages incurred. Where an internet service provider knows that an internet user is infringing upon other persons’ rights and interests through its internet service but fails to take necessary actions, it is jointly and severally liable with the internet user. In addition, in accordance with the Tort Liability Law, in the event of any damage arising from a defective product, the infringed person may seek compensation from either the manufacturer or the seller of such product. If the manufacturer has compensated the infringed person but the defect is caused by the fault of the seller, the manufacturer is entitled to seek reimbursement from the seller. If the seller has compensated the infringed person but the defect is caused by the manufacturer, the seller is entitled to seek reimbursement from the manufacturer.
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
Software Products
. The Computer Software Copyright Registration Measures promulgated by the China Copyright Office on February 20, 2002, regulates software copyright registration, exclusive licensing contracts of software copyright and transfer agreements. Although such registration is not mandatory under PRC law, software copyright owners are encouraged to go through the registration process and registered software may receive better protection.
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
百度
” is recognized as a well-known trademark in China by the Trademark Office of National Intellectual Property Administration under the State Administration for Market Regulation. In addition to owning “
百度
” and the related logos, we have applied for registration of various other trademarks.
Domain name
. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in August 2017, which became effective in November 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, and under the supervision of the MIIT, the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of .cn domain names and Chinese domain names. According to the Circular on Administration of the Use of Domain Names for Internet Information Services issued by the MIIT in November 2017, only the internet information service provider itself or the shareholder(s), principal or senior management officer(s) of the internet information service provider are eligible to register the domain names used for the internet information services. We have registered
Baidu.cn
,
Baidu.com.cn
,
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
On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service provider and the severe situations of the relevant crimes.
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
With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SMAR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”. Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit
manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed
pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.
On August 22, 2019, the CAC promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, Internet service operators should take measures like encryption when storing children’s personal information.
Regulations on Foreign Exchange
Foreign Currency Exchange
Pursuant to the Foreign Currency Administration Rules, as amended, and various regulations issued by SAFE and other relevant PRC government authorities, RMB is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the PRC. After a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration. On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28. Among others, SAFE Circular 28 relaxes the prior restrictions and allows the foreign-invested enterprises without equity investment as in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.
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
Regulations on Labor
The Labor Contract Law, which became effective in January 2008 and last amended in December 2018, and its implementation rules, impose more restrictions on employers and have been deemed to increase labor costs for employers, compared to the Labor Law, which became effective in January 1995. For example, pursuant to the Labor Contract Law, an employer is obliged to sign a labor contract with an unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts. The employer has to compensate the employee upon the expiration of a fixed-term labor contract, unless the employee refuses to renew such contract on terms the same as or more favorable to the employee than those contained in the expired contract. The employer also has to indemnify an employee if the employer terminates a labor contract without a cause permitted by law. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective in January 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days per year, depending on their length of service. Employees who waive such vacation time at the request of employers must be compensated for three times their regular salaries for each waived vacation day.
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
20-F:

*	The diagram above omits the names of subsidiaries and consolidated affiliated entities that are insignificant individually and in the aggregate.

(1)	Beijing Baidu Netcom Science Technology Co., Ltd. is 99.5% owned by Mr. Robin Yanhong Li, our chairman and chief executive officer, and 0.5% owned by Ms. Shanshan Cui, an executive officer of ours. Please see “Item 6.E. Directors, Senior Management and Employees—Share Ownership” for Mr. Robin Yanhong Li’s beneficial ownership in our company. Ms. Shanshan Cui’s beneficial ownership of our company is less than 1% of our total outstanding shares.
(2)	Beijing Perusal Technology Co., Ltd. is 50% owned by Ms. Shanshan Cui and 50% owned by Mr. Zhixiang Liang. Both Ms. Shanshan Cui and Mr. Zhixiang Liang are our employees, and their respective beneficial ownership in our company is less than 1% of our total outstanding shares.
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
We do not have any equity interests in our consolidated affiliated entities. However, as a result of contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. If our consolidated affiliated entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our consolidated affiliated entities. Furthermore, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our consolidated affiliated entities in our financial statements. In 2017, 2018 and 2019, we derived 29%, 25% and 33% of our external revenues from our consolidated affiliated entities, respectively. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulations.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”
In August 2018, we completed the divestiture of a majority equity stake in our financial services business. The divested financial services business has been renamed as Du Xiaoman. After the divestiture, we hold a minority equity interest in Du Xiaoman which was accounted for as an equity method investment, and have deconsolidated the financial results of Du Xiaoman from our consolidated financial statements in accordance with U.S. GAAP.
Contractual Arrangements Relating to Our Consolidated Affiliated Entities
The following is a summary of the material provisions of the contractual arrangements relating to Baidu Netcom, Beijing Perusal and other consolidated affiliated entities.
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
In 2017, the amount of service fees Baidu Netcom paid to Baidu Online was 95% of its net income before income taxes. In 2018 and 2019 Baidu Netcom did not pay any service fees to Baidu Online due to Baidu Netcom’s accumulated loss position. Beijing Perusal did not pay any service fees to Baidu Online due to Beijing Perusal’s operating loss in 2017, 2018 and 2019.
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
The operating agreement by and among Baidu Online, Beijing Perusal and the nominee shareholders of Beijing Perusal contains substantially the same terms as those described above. The agreement will be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.
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
Loan Agreements
Pursuant to loan agreements amongst Baidu Online and the nominee shareholders of Baidu Netcom, Baidu Online provided the loans with an aggregate amount of RMB13.4 billion (US$1.9 billion) to the nominee shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with the proceeds from the sale of the nominee shareholders’ equity interest in Baidu Netcom to Baidu Online or its designated person(s). The term of the loan agreements will expire on July 9, 2029 and August 19, 2029, and can be extended with the written consent of both parties before its expiration.
The loan agreements amongst Baidu Online and the nominee shareholders of Beijing Perusal contain substantially the same terms as those described above, except that the amount of loans extended to the nominee shareholders is RMB3.2 billion (US$459 million). The loan agreements with the two nominee shareholders of Beijing Perusal will expire on March 30, 2028 and October 29, 2029, respectively, and can be extended with the written consent of both parties before expiration.
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
We have also entered into contractual arrangements with several other affiliated entities and their respective nominee shareholders, including iQIYI’s affiliated entities and their respective nominee shareholders, through some of our subsidiaries other than Baidu Online, which result in these subsidiaries being the primary beneficiary of the relevant affiliated entities. As a result of these contractual arrangements, there exists a parent-subsidiary relationship between us and the relevant affiliated entities, and we consolidate these affiliated entities through the subsidiaries.
D.	Property, Plant and Equipment
Our corporate headquarters, Baidu Campus, is located in Shangdi, an area designated by Beijing as the city’s center for information technology. We own the office building on Baidu Campus and a nearby office building, Baidu Science Park, both located in Shangdi, Haidian district of Beijing. We are in the process of obtaining the land use permit with the local authority for Baidu Science Park and may be required to pay an unspecified amount of land transaction fee. Besides Beijing, we own and occupy office buildings in Shanghai and Shenzhen.

We also lease offices in Beijing, many other cities in mainland China and places outside of mainland China, including California (USA), Washington (USA), Hong Kong and Japan.
We host our servers at the internet data centers of major telecom operators, including China Telecom, China Unicom and China Mobile, in over ten selected cities across China. Our content delivery network covers most of the major cities in China.
In 2018, we completed the construction of our Shanxi cloud computing center, which serves as one of our internet data centers in China. In 2019, we completed the construction of our office building in Shenzhen in Southern China.
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

Overview
Our operations are primarily based in China, where we derive substantially all of our revenues. Total revenues in 2019 were RMB107.4 billion (US$15.4 billion), growing by 5% from 2018. In 2017 and 2018, we divested certain non-core
businesses, including Baidu Deliveries, Du Xiaoman, and others. These divested businesses together generated RMB4.1 billion and RMB3.1 billion in revenues for the year ended December 31, 2017 and 2018, respectively. Operating profit in 2019 was RMB6.3 billion (US$906 million), a 59% decrease from 2018. Net income attributable to Baidu, Inc. in 2019 was RMB2.1 billion (US$296 million), a 93% decrease from 2018. Net income in 2019 included a non-cash impairment loss of RMB8.9 billion (US$1.3 billion) related to the write-down on our equity investment in Trip.com from an other-than-temporary decline. Please see “Investments” under Note 4 to our audited consolidated financial statements for further information.
Our total assets as of December 31, 2019 were RMB301.3 billion (US$43.3 billion), of which cash, cash equivalents and restricted cash amounted to RMB34.4 billion (US$4.9 billion). Our total liabilities as of December 31, 2019 were RMB128.5 billion (US$18.5 billion), accounting for 43% of total liabilities, redeemable non-controlling interest and equity. As of December 31, 2019, our accumulated retained earnings were RMB126.3 billion (US$18.1 billion).
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

Revenues
Revenue Generation
Baidu Core
. Baidu Core revenues primarily comprise of (i) auction-based P4P online marketing services that include search and feed online marketing services; (ii) other online marketing services, including display advertisement, based on performance criteria other than CPC, and (iii) product and services from new AI business initiatives, such as DuerOS (voice assistant and smart devices), Apollo (autonomous driving and smart transportation), and Baidu Cloud (AI solutions and cloud services). We expect Baidu Core to continually earn a majority of our revenues.
A majority of Baidu Core’s revenues are derived from P4P services. Our P4P platform is an online marketplace that introduces internet search users to customers, who pay us a fee based on click-throughs for priority placement of their links in the search results. We recognize auction-based revenue from P4P services when a user clicks on a customer’s link in the search results, based on the amount that the customer has agreed to pay for each click-through. Besides the traditional auction-based P4P services, feed online marketing services has grown rapidly in recent years. Our feed platform helps customers target relevant feed users, and customers pay us based on a CPC basis or ad displays of their products.
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
Our online marketing services have historically been driven by the general increase in our customers’ online marketing budgets. Our online marketing customers are increasingly seeking marketing solutions with measurable results in order to maximize their ROI. To meet customers’ needs, we will continue to evaluate the effectiveness of our various products and services and adjust the mix of our service offerings to optimize our customers’ ROI. Any prolonged economic slowdown or health epidemic in China, however, may cause our customers to decrease or delay their online marketing spending, which could negatively affect our online marketing revenues. We will continue to make efforts to grow our customer base, improve customer experience and optimize their marketing budget allocation/spending effectiveness on our platform to drive growth.
Apart from the online marketing services, we derive revenue for Baidu Core by providing products and services from Baidu Cloud, DuerOS, Apollo and our financial services. In August 2018, we completed the divestiture of a majority equity stake in Du Xiaoman (financial services business), reducing our holding to a minority equity interest, and, thus have deconsolidated the financial results of Du Xiaoman from our consolidated financial statements in accordance with U.S. GAAP
.
iQIYI
. iQIYI is an innovative market-leading online entertainment service in China. iQIYI’s platform features highly popular original content, as well as a comprehensive selection of professionally produced content, partner-generated content, and user-generated content. iQIYI derives a majority of its revenues from membership services and online marketing services.
iQIYI offers membership packages to provide our members with (i) access to streaming of a library of premium content, (ii) certain commercial skipping and other viewing privilege, (iii) merchandise selection and privilege, (iv) higher community status in our iQIYI Paopao social platform. We generate a small portion of our membership services revenue from on-demand
content purchase by our users and the sale of the right to services such as other companies’ memberships.
iQIYI’s online marketing revenues are recognized net of online marketing agency rebates. Most of iQIYI’s online marketing services are in the form of brand advertising.

Collection
For most of Baidu Core services, we collect payments from our customers directly and through our distributors. We require our P4P customers to pay a deposit before using our P4P services and they are sent automated reminders to replenish their accounts when the balance falls below a designated amount. The deposits received are recorded as customer deposits and deferred revenue on the consolidated balance sheets. We deduct the amount due to us from the deposit paid by a customer when a user clicks on the paid sponsored link in the search results or other performance criteria have been satisfied. In addition, we offer payment terms to some of our customers based on their historical marketing placements and credibility. We also offer longer payment terms to certain qualified distributors, consistent with industry practice.
Payment terms and conditions vary by customer and are based on the billing schedule established in our contracts or purchase orders with customers, but we generally provide credit terms to customers within one year; therefore, we have determined that our contracts do not include a significant financing component.
For most services provided by iQIYI, customers may enter into different payment terms based on their historical marketing placements and credibility. Users are also encouraged to upfront purchase membership services to get enhanced user experience, and such payments are collected from the users by iQIYI or through agents such as China Mobile.
As of December 31, 2019, we had accounts receivable of RMB7.4 billion (US$1.1 billion), net of allowance of RMB928 million (US$133 million) and contract assets of RMB1.9 billion (US$269 million), net of allowance for doubtful accounts of RMB7 million (US$1 million).
Operating Costs and Expenses
Our operating costs and expenses consist of cost of revenues, selling, general and administrative expenses, and research and development expenses. Share-based compensation expenses are allocated among these three categories, based on the nature of the work of the employees who have received share-based compensation.
Cost of Revenues
Our costs of revenues primarily consist of content costs, traffic acquisition costs, depreciation costs, hardware and cloud costs of goods sold, bandwidth costs and other cost of revenues.
Selling, General and Administrative Expenses
Our selling, general and administrative marketing expenses primarily consist of promotional and marketing expenses, salaries and benefits for our sales, marketing, general and administrative personnel, and legal, accounting and other professional services fees.
Research and Development Expenses
Research and development expenses primarily consist of salaries and benefits for research and development personnel. We expense research and development costs as they are incurred, except for capitalized software development costs that fulfill the capitalization criteria under Accounting Standards Codification (“ASC”)
.
Share-based Compensation Expenses
Baidu, Inc. grants options and restricted shares to our employees, directors and consultants as share-based compensation awards. As of December 31, 2019, there was RMB439 million (US$63 million) unrecognized share-based compensation expenses related to options of Baidu, Inc., which are expected to be recognized over a weighted-average vesting period of 2.6 years. As of December 31, 2019, there was RMB7.2 billion (US$1.0 billion) unrecognized share-based compensation expenses related to restricted shares of Baidu, Inc., which are expected to be recognized over a weighted-average vesting period of 3.1 years. To the extent the actual forfeiture rate is different from our original estimate, actual share-based compensation cost related to these awards may be different from our expectation.
iQIYI grants options and restricted shares to its employees, directors, officers and consultants as share-based compensation awards. As of December 31, 2019, there were RMB2.2 billion (US$314 million) of unrecognized share-based compensation expenses related to iQIYI’s equity awards that are expected to be recognized over a weighted-average vesting period of 2.8 years. Total unrecognized compensation costs may be adjusted for future changes in estimated forfeitures.
Other subsidiaries also have equity incentive plans granting share-based awards. Total share-based compensation expenses recognized and unrecognized were insignificant, both individually and in the aggregate.
Taxation
Cayman Islands and British Virgin Islands
We are not subject to income or capital gain tax under the current laws of the Cayman Islands and the British Virgin Islands. Additionally, upon payments of dividends by the Company, no Cayman Islands withholding tax will be imposed.
Hong Kong
Subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5% and foreign-derived income is exempted from income tax. There are no withholding tax in Hong Kong on remittance of dividends.
Japan
As a result of the Japanese tax regulations amendments, the effective income tax rates are approximately 32%, 31% and 31% for the years ended December 31, 2017, 2018 and 2019, respectively.
PRC Enterprise Income Tax
Effective from January 1, 2008 and amended on December 29, 2018, the PRC’s statutory enterprise income tax, or EIT, rate is 25%. An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a “High and New Technology Enterprise” strongly supported by the state. Pursuant to the Administrative Measures on the Recognition of High and New Technology Enterprises, as amended in January 2016, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation make joint determination on whether an enterprise is qualified as a “High and New Technology Enterprise” under the EIT Law. In making such determination, these government agencies consider, among other factors, ownership of core technology, whether the key technology supporting the core products or services fall within the scope of high and new technology strongly supported by the state as specified in the measures, the ratios of research and development personnel to total personnel, the ratio of research and development expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. A “High and New Technology Enterprise” certificate is effective for a period of three years. A number of our PRC subsidiaries and consolidated affiliated entities, such as Baidu Online and Baidu Netcom, obtained the “High and New Technology Enterprise” certificates. The related tax holiday under such “High and New Technology Enterprise” certificates of these entities will expire in 2020, 2021 and 2022.

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
An enterprise may benefit from a preferential tax rate of 10% under the EIT law if it qualifies as a “Key Software Enterprise.” Enterprises wishing to enjoy the “Key Software Enterprise” status will be subject to relevant governmental authorities’ assessment each year as to whether they are entitled to the preferential tax rate of 10%. Due to the “Key Software Enterprise” status, Baidu Online was entitled to a preferential income tax rate of 10% from 2010 to 2018, so was Baidu China from 2015 to 2018, and Baidu International from 2016 to 2018. Prior to May 2016, a “Key Software Enterprise” used to be designated jointly by the National Development and Reform Commission, the MIIT, the Ministry of Commerce, the Ministry of Finance and the State Administration of Taxation. In May 2016, the four PRC governmental authorities jointly issued a notice, pursuant to which an enterprise may be entitled to the preferential income tax rate of 10% by filing with the local tax authority with supporting documentation proving its qualifications to be a “Key Software Enterprise” during its annual income tax filing process. The “Key Software Enterprise” status of Baidu Online, Baidu China and Baidu International for 2019 will be filed with tax authorities before May 2020 and will be subject to relevant governmental authorities’ assessment.
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
If our PRC subsidiaries declare and distribute profits earned after January 1, 2008 to us in the future, the dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For the potential distributable profits to be distributed to our qualified Hong Kong incorporated subsidiary, the deferred tax liabilities are accrued at a 5% withholding tax rate.
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
All of our PRC entities have been subject to VAT since August 1, 2013. These entities are required to pay VAT instead of business tax for services that are deemed by the relevant tax authorities to be within the pilot industries at a rate of 6%. In addition, cultural business construction fee is imposed at the rate of 3% on revenues derived from our advertisement distribution services, and we are entitled to a 50% reduction of cultural business construction fee from July 1, 2019 to December 31, 2024.
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

	Year ended December 31,
	2017 (2)	2018 (3)	2019 (3)
	RMB	RMB	RMB	US$
	(In millions)
Consolidated Statements of Comprehensive Income Data
Revenues:
Online marketing services	73,146	81,912	78,093	11,217
Others	11,663	20,365	29,320	4,212

Total revenues	84,809	102,277	107,413	15,429

Operating costs and expenses (1) :
Cost of revenues	43,062	51,744	62,850	9,028
Selling, general and administrative	13,128	19,231	19,910	2,860
Research and development	12,928	15,772	18,346	2,635

Total operating costs and expenses	69,118	86,747	101,106	14,523

Operating profit	15,691	15,530	6,307	906

Total other income (loss)	5,592	11,795	(6,647)	(955)
Income taxes	2,995	4,743	1,948	279

Net income (loss)	18,288	22,582	(2,288)	(328)

Less: Net loss attributable to non-controlling interests	(13)	(4,991)	(4,345)	(624)

Net income attributable to Baidu, Inc.	18,301	27,573	2,057	296

(1) Share-based compensation expenses are allocated in operating costs and expenses as follows:
Cost of revenues	183	224	327	47
Selling, general and administrative	973	1,725	1,768	254
Research and development	2,088	2,727	3,531	507

	3,244	4,676	5,626	808

(2)	VAT is presented in the cost of revenues rather than net against revenues in accordance with the legacy revenue accounting standard (ASC 605).

(3)	VAT is presented as net against revenues rather than in the cost of revenues in accordance with the new revenue accounting standard (ASC 606).

Starting from January 1, 2018, we adopted a new revenue accounting standard (ASC 606), which reclassifies VAT from cost of revenues to net against revenues among other changes. The consolidated statement of comprehensive income data for the years ended December 31, 2018 and 2019 presented above have been prepared in accordance with ASC 606 and exclude the impact of VAT, while the consolidated statements of comprehensive income data for the year ended December 31, 2017 presented above have been prepared in accordance with the legacy revenue accounting standard (ASC 605) and, unlike the consolidated statement of comprehensive income data for the years ended December 31, 2018 and 2019, include the impact of VAT.

The following table presents the impact of VAT for the years ended December 31, 2017, 2018 and 2019:

	For the years ended
	December 31, 2017	December 31, 2018	December 31, 2019
	RMB	RMB	RMB	US$
Online marketing services	4,036	4,834	4,625	664
Others	732	1,246	1,812	261

Total impact of VAT	4,768	6,080	6,437	925

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Consolidated revenues
.
Our total revenues in 2019 were RMB107.4 billion (US$15.4 billion), growing by 5% from 2018 to 2019. Our online marketing revenues were RMB78.1 billion (US$11.2 billion) in 2019, decreasing by 5% year over year.
Online marketing revenues for Baidu Core in 2019 were RMB70.0 billion (US$10.1 billion) decreasing by 4% year over year, mainly due to weakness in healthcare, financial services and auto/logistics sectors, offset by strength in education, retail/e-commerce,
travel and network services sectors. During 2019, we implemented an initiative in an attempt to require healthcare marketing customers to move their landing sites onto our Managed Page. Requiring healthcare customers to adopt our structured data solution allows us to better monitor the content they offer and increase consumer trust. In addition, certain sectors, such as financial services, were impacted by industry-specific policy changes and slowing macroeconomic environment. These changes dampened revenue growth, compared to the year before. The total number of paid clicks increased by 6% year over year.
Online marketing revenues for iQIYI in 2019 were RMB8.3 billion (US$1.2 billion), decreasing by 11% year over year, primarily due to the challenging macroeconomic environment, the delay of certain content launches and intensified competition in the advertising business. Average brand advertising revenue per brand advertiser decreased by 12% from RMB6.7 million in 2018 to RMB5.9 million (US$0.9 million) in 2019. We track the average brand advertising revenue per brand advertiser as a key indicator to evaluate iQIYI’s advertising services business and adapt its sales strategy, ad solutions and content scheduling accordingly.
Other revenues in 2019 were RMB29.3 billion (US$4.2 billion), increasing by 44% year over year, which was primarily due to the strong growth in iQIYI membership, cloud services and smart devices.
We expect our total revenues to decrease in absolute dollars for the first quarter of 2020 on a year-over-year basis, as our businesses are negatively impacted by the novel coronavirus (COVID-19). For a detailed description of the risks associated with the novel coronavirus, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We face risks related to health epidemics, severe weather conditions and other outbreaks.”
Consolidated operating costs and expenses
.
Our consolidated operating costs and expenses in 2019 were RMB101.1 billion (US$14.5 billion), increasing by 17% year over year. This increase was primarily due to the expansion of our business.
Cost of Revenues.
 Our cost of revenues in 2019 were RMB62.9 billion (US$9.0 billion), increasing by 21% from 2018. This increase was primarily due to the increase in hardware and cloud costs of goods sold, content costs, depreciation expense, traffic acquisition costs and bandwidth costs. We expect our cost of revenues to rise in absolute dollars, as we plan to further increase our bandwidth costs, content offering, costs of goods sold related to our new AI initiatives and operating costs, to support the development of our businesses.

Selling, General and Administrative Expenses.
 Our selling, general and administrative expenses increased by 4% from RMB19.2 billion in 2018 to RMB19.9 billion (US$2.9 billion) in 2019, primarily due to an increase in promotional marketing and personnel related expenses, offset by a decrease in channel spending. In 2019, we primarily promoted Baidu App, Haokan, Quanmin and iQIYI in our promotional marketing. We expect marketing costs to rise in absolute dollars, as we plan to promote our brands and increase the scale of apps and other products and services, if we find such promotions to be effective.
Research and Development Expenses.
 Our research and development expenses increased by 16% from RMB15.8 billion in 2018 to RMB18.3 billion (US$2.6 billion) in 2019, primarily due to an increase in research and development personnel related expenses. We expect research and development expenses to rise in absolute dollars, as we plan to make new hires, adjust for salary increases and incur other personnel related expenses.
Operating profit.
As a result of the foregoing, we generated an operating profit of RMB6.3 billion (US$906 million) in 2019, a 59% decrease from RMB15.5 billion in 2018.
Total other income (loss).
Our total other loss was RMB6.6 billion (US$955 million) in 2019, compared to the total other income of RMB11.8 billion in 2018. Total other loss in 2019 mainly comprises non-cash
impairment loss on equity investment arising from other-than-temporary decline. In the last quarter of 2015, following a transaction where we exchanged shares of our majority-owned subsidiary Qunar for a minority stake in Trip.com, we deconsolidated Qunar, recorded our investment in Trip.com at the closing-date market value and recognized a non-cash
accounting gain of RMB24.4 billion. In 2019, the market value of the shares of Trip.com declined, and the continuing low market price caused us to recognize a non-cash
impairment loss of RMB8.9 billion in the third quarter of 2019. In October 2019, we sold down our holding in Trip.com, reducing the interest of outstanding shares of Trip.com from 19% to 12%. Total other income in 2018 mainly comprises gains from the disposal of Du Xiaoman (financial services business) and fair value gains on private company equity investments in accordance with ASC 321, adopted on January 1, 2018.
Income taxes.
Our income tax expense was RMB1.9 billion (US$279 million) in 2019, a 59% decrease from RMB4.7 billion in 2018. The decrease in income tax expense was mainly due to lower taxable income from Baidu Core.
Net loss attributable to non-controlling interests.
Net loss attributable to non-controlling interests was RMB4.3 billion ($624 million), compared to RMB5.0 billion in 2018.
Net income attributable to Baidu, Inc.
As a result of the foregoing, net income attributable to Baidu, Inc. decreased from RMB27.6 billion in 2018 to RMB2.1 billion (US$296 million) in 2019.
Year Ended December 31, 2018 Compared to Year Ended December 31, 2017
For a detailed description of the comparison of our operating results for the year ended December 31, 2018 to the year ended December 31, 2017, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operation—Year Ended December 31, 2018 Compared to Year Ended December 31, 2017” of our Annual Report on Form
20-F
filed with the Securities and Exchange Commission on March 15, 2019.

Segment Revenues
The following table sets forth our revenues by segment and the year-over-year change, with segment revenues including inter-segment revenues:

	Year ended December 31,
	2017		2018			2019
	RMB		RMB	YoY%		RMB	US$	YoY%
	(In millions, except percentages)
Revenues:
Baidu Core	67,681	(1)	78,271	22	(1)	79,711	11,450	2
iQIYI	17,378	(2)	24,989	52	(2)	28,994	4,165	16

(1)	Baidu Core net revenue for 2017, excluding the impact of RMB3,778 million in VAT, was RMB63,903 million.

(2)	iQIYI net revenue for 2017, excluding the impact of RMB982 million in VAT, was RMB16,396 million.

Baidu Core
. Baidu Core revenue was RMB79.7 billion (US$11.5 billion) in 2019, increasing by 2% year over year. This increase was primarily due to the increase in cloud services and smart devices.
Baidu Core revenue was RMB78.3 billion in 2018, increasing by 16% from 2017 (or 22% year over year, if both years’ revenues were net of VAT). This increase was primarily due to the increase in online marketing revenues.
iQIYI
.
iQIYI revenue was RMB29.0 billion (US$4.2 billion) in 2019, increasing by 16% from 2018. This increase was mainly attributable to the growth of membership revenue, offset by a decline in online advertising revenue.
iQIYI revenue was RMB25.0 billion in 2018, increasing by 44% from 2017 (or 52%, if both years’ revenues were net of VAT). This increase was mainly attributable to an increase in membership services and online marketing revenues.
Segment Operating Costs and Expenses
The following table sets forth our operating costs and expenses by segment and the year-over-year change:

	Year ended December 31,
	2017		2018		2019
	RMB		RMB	YoY%	RMB	US$	YoY%
	(In millions, except percentages)
Operating Costs and Expenses:
Baidu Core	47,966	(1)	54,463	23	64,450	9,258	18
iQIYI	21,331	(2)	33,295	64	38,252	5,495	15

(1)	The operating costs and expenses in 2017 was RMB44,188 million excluding the impact of RMB3,778 million of VAT.

(2)	The operating costs and expenses in 2017 was RMB20,349 million excluding the impact of RMB982 million of VAT.

Baidu Core
. Operating costs and expenses of Baidu Core mainly consist of personnel-related costs, traffic acquisition costs, marketing and promotion spending, bandwidth costs, depreciation and intangible amortization expenses, hardware and cloud cost of goods sold, content costs and sales tax and surcharges.
Cost of revenues
. The cost of revenues of Baidu Core in 2019 were RMB34.0 billion (US$4.9 billion) increasing 34% year over year, primarily due to an increase in hardware and cloud costs of goods sold, content costs, depreciation expense, traffic acquisition costs and bandwidth costs.
Selling, general and administrative expenses
. The selling, general and administrative expenses of Baidu Core decreased by 4% from RMB15.3 billion in 2018 to RMB14.7 billion (US$2.1 billion) in 2019, primarily due to a decrease in channel spending and personnel-related expenses, offset by an increase in promotional spending.
Research and development expenses
. The research and development expenses of Baidu Core increased by 14% from RMB13.8 billion in 2018 to RMB15.7 billion (US$2.3 billion) in 2019, primarily due to an increase in personnel-related expenses.
Operating costs and expenses of Baidu Core were RMB54.5 billion in 2018, compared to RMB48.0 billion in 2017. The increase was primarily due to an increase in content costs, our feed content network, increases in bandwidth costs and traffic acquisition costs, an increase in investment in channel and promotional marketing, as well as an increase in personnel-related expenses.
iQIYI
.
Operating costs and expenses of iQIYI mainly consist of content costs, personnel-related costs, bandwidth costs, marketing and promotion spending, and payment platform charges.
Cost of revenues
. The cost of revenues of iQIYI in 2019 were RMB30.3 billion (US$4.4 billion), increasing by 12% year over year, primarily due to higher content costs and other cost items.
Selling, general and administrative expenses
. The selling, general and administrative expenses of iQIYI increased by 26% from RMB4.2 billion in 2018 to RMB5.2 billion (US$753 million) in 2019, primarily due to increased sales and marketing expenses related to certain iQIYI apps and its game business, as well as higher personnel-related compensation expenses.
Research and development expenses
. The research and development expenses of iQIYI increased by 34% from RMB2.0 billion in 2018 to RMB2.7 billion (US$383 million) in 2019, primarily due to an increase in personnel-related costs.
Operating costs and expenses of iQIYI increased from RMB21.3 billion in 2017 to RMB33.3 billion in 2018, primarily due to an increase in content costs, channel and content-related promotional marketing, and personnel-related costs.
Inflation
Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2017, 2018 and 2019 were 1.6%, 2.1% and 2.9%, respectively. The year-over-year percent change in the consumer price index for January 2018, 2019 and 2020 was increase of 1.5%, 1.7% and 5.4%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.
Foreign Currency
The exchange rate between the U.S. dollar and the RMB has declined from RMB8.1056 per USD in July 2005 to RMB6.9618 per USD in December 2019. As of December 31, 2019, we recorded RMB2.6 billion (US$372 million) of net foreign currency translation loss in accumulated other comprehensive income as a component of shareholders’ equity. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material and adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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
Consolidation of Affiliated Entities
In order to comply with PRC laws and regulations limiting foreign ownership of or imposing conditions on internet content, advertising, audio and video services, and mobile app distribution businesses, we operate our websites and conduct our internet content, advertising, audio and video services, and mobile app distribution businesses through our affiliated entities in China by means of contractual arrangements. We have entered into certain exclusive agreements with the affiliated entities directly or through our subsidiaries, which obligate us to absorb losses of the VIEs’ that could potentially be significant to the VIEs or entitle the Primary Beneficiaries to receive economic benefits from the VIEs that could potentially be significant to the VIEs. In addition, we have entered into certain agreements with the affiliated entities and the nominee shareholders of affiliated entities directly or through our subsidiaries, which enable us to direct the activities that most significantly affect the economic performance of the affiliated entities. Based on these contractual arrangements, we consolidate the affiliated entities as required by ASC Topic 810,
Consolidation
, because we hold all the variable interests of the affiliated entities directly or through the subsidiaries, which are the primary beneficiaries of the affiliated entities. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC
810-10-35-4
occurring. We will also continuously reconsider whether we are the primary beneficiaries of our affiliated entities as facts and circumstances change. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”
Segment Reporting
As of December 31, 2017, 2018 and 2019, we had two reportable segments, Baidu Core and iQIYI. Baidu Core mainly provides search-based, feed-based, and other online marketing services, as well as products and services from our new AI initiatives. Search Services and Transaction Services were combined into Baidu Core beginning April 2017, to reflect our strategic and operational change to de-emphasize
our transaction services business and shift more resources to support our online marketing and other services. iQIYI is an online entertainment service provider that offers original, professionally produced and partner-generated content on its platform. In early April 2018, iQIYI completed its initial public offering (IPO) on the NASDAQ Global Market.
Our chief executive officer, who has been identified as the chief operating decision marker, (“CODM”), reviews the operating results of Baidu Core and iQIYI, to allocate resources and assess our performance. Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC Topic 280,
 Segment Reporting.

Revenue Recognition
Following the adoption of ASC 606, revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.
(1)	Performance-based online marketing services

Cost-per-click
(“CPC”)
Our auction-based P4P platform enables customers to bid for priority placement of paid sponsored links and reach users who search for information related to their products or services. P4P online marketing customers can choose from search-based and feed-based online marketing services, and select criteria for their inventory purchase, such as daily spending limit and user profile targeted, including, but not limited to, users from specific regions in China and users online during specific time period. Revenue is recognized when all of the revenue recognition criteria are met, which is generally when a user clicks on one of the customer-sponsored links or feed-based marketing.
Other performance-based online marketing services
To the extent the we provide online marketing services based on performance criteria other than cost-per-click, such as the number of downloads (and user registration) of mobile apps and the pre-determined ratios of completed transaction volumes, revenue is recognized when the specified performance criteria are met along with the satisfaction of other applicable revenue recognition criteria.
(2)	Online display advertising services

We provide online display advertising services to its customers by integrating text description, image and/or video, and displaying the advertisement in the search result, in Baidu Feed or on other properties. We recognize revenue on a pro-rata basis over the contractual term for cost per time advertising arrangements, commencing on the start date of the display advertisement, or based on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements.
(3)	Baidu Union online marketing services

Baidu Union is a program through which we expand distribution of its customers’ sponsored links or advertisements by leveraging the traffic of Baidu Union partners’ online properties. We acquire traffic from Baidu Union partners and is responsible for service fulfillment, pricing and bearing inventory risks. As principal, we recognize revenue on a gross basis, based on customer billing. Payments made to Baidu Union partners are recorded as traffic acquisition costs, which are included in “cost of revenues” in the consolidated statements of comprehensive income.
Online marketing services customers are required to pay a deposit before using our services. Once their account balance falls below a designated amount, they will receive an automated notice from us to replenish their accounts. Customer deposit is deducted when a user clicks on the customer’s link in the search result or when other performance criteria other than CPC have been satisfied. We offer payment terms to certain customers based on their credit history with us and other credit factors. We may also offer payment terms to certain agencies, as is common in the industry.
(4)	Collection

Certain customers of online marketing services are required to pay a deposit before using our services and are sent automated reminders to replenish their accounts when the balance falls below a designated amount. The deposits received are recorded as customer deposits and deferred revenue on the consolidated balance sheets. The amounts due to us are deducted from the deposited amounts when users click on the paid sponsored links in the search results or other performance criteria have been satisfied. In addition, we offer payment terms to some of our customers based on their historical marketing placements and credibility. We also offer longer payment terms to certain online payment agencies, consistent with industry practice.
Payment terms and conditions vary by customer and are based on the billing schedule established in our contracts or purchase orders with customers, but we generally provide credit terms to customers within one year; therefore, we have determined that our contracts do not include a significant financing component.
(5)	Sales incentives

We provide sales incentives to agents that entitle them to receive price reduction on the online marketing services by meeting certain cumulative consumption requirements. we account for these incentives granted to customers as a variable consideration and net them against revenue. The amount of variable consideration is measured based on the most likely amount of incentives to be provided to customers.
(6)	Membership services

We offer membership services that allow subscribers access to a library of premium content or personal cloud service, in exchange for non-refundable upfront membership fees. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as deferred revenue, and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from on-demand
content purchases and the sale of right to other services, such as other memberships, which we acquire and control before they are transferred to customers.
(7)	Content distribution

We generate revenues from
sub-licensing
content licensed from vendors for cash or through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements we enter into with the vendors have a specified license period and provide us rights to sub-license
these contents to other third parties. We enter into a
non-exclusive
sub-license
agreement with a
sub-licensee
for a period that falls within the original exclusive license period. For cash sub-licensing
transactions, we are entitled to receive the
sub-license
fee under the
sub-licensing
arrangements and do not have any future obligation once we have provided the underlying content to the sub-licensee
(which is provided at or before the beginning of the
sub-license
period). The
sub-licensing
of content represents a license of functional intellectual property that grants a right to use our licensed copyrights, and is recognized at the point in time when the licensed copyright is made available for the customer’s use and benefit.
We also enter into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provide rights for each party to broadcast the licensed copyrights received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. We account for these nonmonetary exchanges based on the fair value of the asset received starting from January 1, 2018, when ASC 606 was adopted. Barter sublicensing revenue are recognized in accordance with the same revenue recognition criteria above. We estimate the fair value of the licensed copyrights received based on various factors, including the purchase price of similar non-exclusive
and/or exclusive contents, broadcasting schedule, cast and crew, theme, popularity, and box office. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright calculated based on its estimated usage pattern.

(8)	Financial services

Before the divestiture of Du Xiaoman, we offer financial services which include provision of installment payment services to consumers and wealth management services to third-party investors. Interest income earned from provision of financial services is reported as “Other revenues” and reported on a net basis after deduction of related interest costs incurred.
The financial services business was disposed of in August 2018.
(9)	Cloud services

We provide cloud services, which include computing database, storage and other services and allow customers to use hosted software over the contract period without taking possession of the software, generally on either a subscription or consumption basis. Revenue related to cloud services provided on a subscription basis is recognized ratably over the contract period. Revenue related to cloud services provided on a consumption basis, such as the amount of storage used in a period, is recognized based on the customer utilization of such resources.
(10)	Sales of hardware

We sell hardware products via distributors or directly to end customers. Revenue from the sales of hardware is recognized when control of the goods is transferred to customers, which generally occurs when the products are delivered and accepted by the customers. Revenue is recorded net of sales incentives and return allowance.
(11)	Other revenue recognition related policies

For arrangements that include multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and displayed at different times, we would evaluate all of the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price. We generally determine standalone selling prices based on the prices charged to customers on a standalone basis or estimate it using an expected cost plus margin approach. If a promised good or service does not meet the criteria to be considered distinct, it is combined with other promised goods or services until a distinct bundle of goods or services exists.
Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services customers are required to pay before the services are delivered to the customer. When either party to a revenue contract has performed, we recognize a contract asset or a contract liability on the consolidated balance sheet, depending on the relationship between the entity’s performance and the customer’s payment. Contract liabilities were mainly related to fees for membership services to be provided over the membership period, which were presented as deferred revenue on the consolidated balance sheets. The year over year increase in deferred revenue as compared to the year ended December 31, 2018 is a result of the increase in consideration received from our customers. Contract assets represent unbilled amounts related to our rights to consideration for advertising services delivered and were included in “Other current assets, net” on the consolidated balance sheets. The year over year increase in the balance of contract assets was primarily due to more outstanding advertising contracts as of December 31, 2019 compared to the prior year for which we had commenced to provide advertisement placements but had not completed all specified advertising services in the contract, which corresponds to when we have the right to bill our customers. Contract assets represent unbilled amounts related to our rights to consideration for advertising services delivered and are included in “Other current assets, net” on the consolidated balance sheets.
We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which it has the right to invoice for services performed.

Share-based Compensation
We account for share-based compensation in accordance with ASC Topic 718,
Compensation-Stock Compensation
, (“ASC 718”). We have elected to recognize share-based compensation using the straight-line method for all share-based awards issued with no performance conditions. For awards with performance conditions, compensation cost is recognized on an accelerated basis if it is probable that the performance condition will be achieved.
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
505-50,
Equity: Equity-based Payments to Non-Employees
, prior to adopting ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to simplify the accounting for share-based payments to nonemployees (“ASU 2018-07”) on January 1, 2019. We use the Black-Scholes-Merton option pricing model method to measure the value of options granted to non-employees
at each vesting date to determine the appropriate charge to share-based compensation.
We adopted ASU 2018-07 on January 1, 2019 using the modified retrospective method. Subsequent to the adoption, we measure equity-classified nonemployee awards using their fair value on grant date. The impact of adopting the new standard was insignificant.
Income Taxes
We recognize income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. We record valuation allowance against the amount of deferred tax assets that we determine is not more-likely-than-not
to be realized. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date. For reconciliation of tax computed by applying the respective statutory income tax rate to pre-tax
income, please see “Income taxes” under Note 14 to our audited consolidated financial statements.
We apply the provisions of ASC Topic 740,
Income Taxes
, (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We have elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income.
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
We maintain allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. We review the accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, we consider many factors, including the age of the balance, the customer’s payment history, the customer’s current credit-worthiness and current economic trends.
Long-term investments
Our long-term investments consist of equity investments with readily determinable fair value, equity method investments, held-to-maturity
debt investments,
available-for-sale
debt investments, equity investments without readily determinable fair value, and other investments accounted for at fair value.
We adopted ASC Topic 321,
Investments – Equity Securities
(“ASC 321”), from January 1, 2018 and the cumulative effect of RMB1.9 billion representing the unrealized gains of available-for-sale
equity securities before the adoption was recorded as an adjustment to the opening retained earnings. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820,
Fair Value Measurements and Disclosures
(“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgments are required to determine whether (i) observable price changes in orderly transaction are for instruments that are considered similar, and (ii) appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in earnings.
For equity investments measured at fair value with changes in fair value recorded in earnings, we do not assess whether those securities are impaired. For equity investments that we elect to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value.
Investments that we have positive intent and ability to hold to maturity are classified as held-to-maturity
investments and stated at amortized cost. For individual securities classified as held-to-maturity
investments, we evaluate whether a decline in fair value below the amortized cost basis is other-than-temporary, in accordance with ASC 320. Other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt investment’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made.
Available-for-sale
debt investments are convertible debt instruments issued by private companies and investment in preferred shares that is redeemable at our option, which are measured at fair value. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive income. An impairment loss on the available-for-sale
debt investments, if any, is recognized in earnings when the decline in value is determined to be other-than-temporary.
Investments in entities in which we can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323,
Investments-Equity Method and Joint Ventures
(“ASC 323”). Under the equity method, we initially record its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. We subsequently adjust the carrying amount of its investment to recognize our proportionate share of each equity investee’s net income or loss into earnings. We will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When we have other investments in its equity-method investee and is not required to advance additional funds to that investee, we would continue to report its share of equity method losses in its statement of comprehensive income after its equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of our other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference. We adopted a one-quarter
lag in reporting for its share of equity income/(loss) in all of its equity method investees.
We evaluate the equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by us when determining whether an investment has been other-than-temporarily-impaired, includes, but not limited to, the length of the time and the extent to which the market value has been less than cost, the financial performance and near-term prospect of the investee, and our intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary and is allocated to the individual net assets underlying equity method investments in the following order: 1) reduce any equity method goodwill to zero; 2) reduce the individual basis differences related to the investee’s long-lived assets pro rata based on their amounts relative to the overall basis difference at the impairment date and 3) reduce the individual basis difference of the investee’s remaining assets in a systematic and rational manner.
In accordance with ASC
946-320
Financial Services—Investment Companies, Investments—Debt and Equity Securities, we account for long-term equity investments in unlisted companies held by consolidated investment companies at fair value. These investments were initially recorded at their transaction price net of transaction costs, if any. Fair value of these investments are re-measured
periodically in accordance with ASC 820.
Licensed Copyrights, net
Licensed copyrights consist of professionally-produced content such as films, television series, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by us in accordance with the conditions of the license agreement and the content is available for its first showing on our websites. Licensed copyrights are carried at the lower of unamortized cost or net realizable value. Licensed copyrights are presented on the balance sheet as current and non-current
, based on estimated time of usage. We have two types of licensed copyrights, (i)
 non-exclusive
licensed copyrights and (ii) exclusive licensed copyrights. For non-exclusive
licensed copyrights, we have the right to broadcast the contents on its own websites. For exclusive licensed copyrights, in addition to the broadcasting right, we also have the right to sublicense the underlying contents to external parties.
Non-exclusive
licensed copyrights are amortized using an accelerated or a straight-line method based on historical and estimated viewership consumption patterns over its economic useful lives. Estimates of future viewership consumption patterns and economic useful lives for licensed copyrights are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization pattern are accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250 (“ASC 250”),
Accounting Changes and Error Corrections
.
The purchase cost of exclusive licensed copyrights includes a broadcasting right and a right to sublicense the content to external parties, and we allocate the content cost to these two rights when the exclusive licensed copyrights are initially recognized based on the relative proportion of our estimate of the total revenues that will be generated by each right over its economic useful lives. For the broadcasting right, which is the portion of an exclusive licensed copyright that generates direct and indirect online advertising and membership services revenues, the content costs are amortized in accordance with ASC subtopic
920-350
(“ASC
920-350”),
Entertainment-Broadcasters: Intangibles—Goodwill and Other
, using the same method as
non-exclusive
licensed copyrights as described above. For the right to sublicense the content to external parties, which is the portion of an exclusive licensed copyright that generates direct content distribution revenues, the content costs are amortized based on its estimated usage pattern. We review the forecasted total direct content distribution revenues on a periodic basis and any changes in estimates will result in we applying a revised fraction to the net carrying amount of the right to sublicense as of the beginning of the fiscal year.
On a periodic basis, we evaluate the program usefulness of the broadcasting rights of its licensed copyrights and records these rights at the lower of unamortized cost or estimated net realizable value pursuant to the guidance in ASC
920-350.
When there is a change in the expected usage of licensed copyrights, we estimate net realizable value of licensed copyrights to determine if any impairment exists.
Net realizable value is determined by estimating the expected cash flows generated from provision of online advertising and membership services, less any direct costs, over the remaining useful lives of the licensed copyrights. We estimate online advertising and membership services cash flows for each category of content separately. Estimates that impact advertising and membership services cash flows include anticipated levels of demand for our advertising and membership services and the expected selling prices of such services. For the right to sublicense to external parties, recoverability is assessed in accordance with ASC Subtopic
926-20,
Entertainment—Films: Other Assets—Film Costs
(“ASC
926-20”).
Produced Content, net
We produce original content
in-house
and collaborates with external parties. The cost incurred in the physical production of original content includes direct production costs, production overhead and acquisition costs and is reported separately as “Produced content” on the consolidated balance sheet. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Production costs exceeding the estimated total revenues to be earned (“ultimate revenue”) are expensed as cost of revenues.
Ultimate revenue estimates include contracted revenue, if any, and revenue expected to be earned not exceeding ten years from the date of initial release from all sources, including exhibition, licensing, or exploitation of produced content if we have demonstrated a history of earning such revenue. We estimate ultimate revenue to be earned during the economic useful lives of produced content based on anticipated release patterns and historical results of similar produced content, which are identified based on various factors, including cast and crew, target audience and popularity.
We amortize produced content using an accelerated method based on historical and estimated usage patterns of its produced contents. Significant management judgement is required to estimate the growth rates for the Company’s membership services and online advertising revenue, which could significantly impact estimated ultimate revenue and usage patterns of produced content. These estimates are periodically reviewed and adjusted, if appropriate. The difference between expenses determined using the new estimates and any amounts previously expensed during the fiscal year is recognized in the period of revision.
We review unamortized produced content costs for impairment whenever events or circumstances indicate that the fair value of the produced content may be less than its unamortized cost. Produced content was presented as “Other non-current
assets” on the consolidated balance sheets.
Impairment of Long-Lived Assets Other Than Goodwill
We evaluate long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives other than licensed copyrights and produced contents, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC Topic 360,
Property, Plant and Equipment
.
When such events occur, we assess the recoverability of the asset group based on the undiscounted future cash flow the asset group is expected to generate and recognize an impairment loss when estimated undiscounted future cash flow expected to result from the use of the an asset group plus net proceeds expected from disposition of the an asset group, if any, is less than the carrying value of the an asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.
Impairment of Goodwill
We assess goodwill for impairment in accordance with ASC Subtopic
350-20,
Intangibles—Goodwill and Other: Goodwill
, (“ASC
350-20”),
which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC
350-20.
As of December 31, 2017, 2018 and 2019, we had two reporting units, consisting of Baidu Core and iQIYI.
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
We performed qualitative assessments for the reporting unit of Baidu Core in 2017, 2018 and 2019. Based on the requirements of
ASC350-20,
we evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, financial performance, and our share price. We weighed all factors in their entirety and concluded that it was not more-likely-than-not
the fair value was less than the carrying amount of Baidu Core, and further impairment testing on goodwill was unnecessary as of December 31, 2017, 2018 and 2019.
We elected to assess goodwill for impairment using the
two-step
process for the reporting unit of iQIYI. Subsequent to iQIYI’s IPO, we primarily considered the quoted market price of iQIYI’s share to determine the fair value of the reporting unit. As of December 31, 2017, 2018 and 2019, the fair value of iQIYI exceeded its carrying amount, and therefore goodwill related to the iQIYI reporting unit was not impaired and we were not required to perform further testing.

Business Combinations
We account for our business combinations using the purchase method of accounting in accordance with ASC Topic 805,
Business Combinations.
The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.
In a business combination achieved in stages, we
re-measured
our previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement
gain or loss, if any, is recognized in earnings.
The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of asset, and forecasted cash flows over that period.
B.	Liquidity and Capital Resources
As of December 31, 2019, we had RMB147.4 billion (US$21.2 billion) of cash, cash equivalents, restricted cash and short-term investments. Our cash and cash equivalents consist of cash on hand and investments in interest bearing demand deposit accounts, time deposits, money market funds and other liquid investments which have original maturities of three months or less. The short-term investments primarily consist of fixed-rate and adjustable-rate debt investments with original maturity of less than one year. We believe that our current cash, cash equivalents, restricted cash and short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital, capital expenditures and debt repayment, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our or iQIYI’s existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks.
Furthermore, cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to their parent companies outside of China or our company, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” As of December 31, 2019, our PRC subsidiaries and consolidated affiliated entities held RMB128.4 billion (US$18.4 billion) of cash, cash equivalents, restricted cash, and short-term investments, RMB2.0 billion (US$282 million) of which were in the form of foreign currencies.
The total outstanding balance of our short-term loans as of December 31, 2019 amounted to RMB2.6 billion (US$376 million), which consisted of borrowings from financial institutions and were repayable within one year.

The repayment of all short-term loans is guaranteed by the subsidiaries and VIEs of iQIYI and either collateralized by an office building of one of iQIYI’s VIEs or collateralized by restricted cash. As of December 31, 2019, the weighted average interest rates for the outstanding borrowings were 4.05%, and the aggregate amounts of unused lines of credit for short-term loans were RMB1.6 billion (US$233 million).
We have entered into the following long-term loan transactions with commercial banks:
•	In June 2016, we entered into a five-year term and revolving facility agreement with a group of 21 syndicated bankers, pursuant to which we are entitled to borrow an unsecured USD denominated floating rate loan of US$1.0 billion with a term of five years and to borrow an unsecured USD denominated revolving loan of US$1.0 billion for five years. The facility was priced at 110 basis points over LIBOR and is intended for our general working capital purposes. In June 2016, we drew down two tranches of US$250 million each under the facility commitment. In November 2016, we drew down another two tranches of US$250 million each under the facility commitment. In connection with the facility agreements, we entered into four interest rate swap agreements, pursuant to which the loans would be settled with a fixed annual interest rate of 2.11%, 2.10%, 2.78% and 2.78% respectively, during the respective term of the loans.
•	iQIYI has other bank borrowings of RMB1.6 billion (US$232 million), primarily used for working capital purposes, see note 10 to our audited consolidated financial statements included elsewhere in this annual report for further information.
We have conducted the following rounds of debt securities issuances:
•	In November 2012, we issued US$750 million senior unsecured notes due in 2017, with stated annual interest rates of 2.25%, and US$750 million senior unsecured notes due in 2022 (“2022
Ten-year
Notes”), with stated annual interest rates of 3.50%. The net proceeds from the sale of the notes were used for general corporate purposes. In November 2017, notes with carrying value of US$750 million were fully repaid when they became due. As of December 31, 2019, the total carrying value and estimated fair value of these notes were US$750 million and US$769 million. The estimated fair value was based on quoted prices for our publicly-traded debt securities as of December 31, 2019. We are not subject to any financial covenants or other significant restrictions under the notes. In 2019, we paid an aggregate of US$26 million in interest payments related to these notes.
•	In August 2013, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2018 (“2018 Notes”), with stated annual interest rate of 3.25%. The net proceeds from the sale of the notes were used for general corporate purposes, including merger and acquisition activities. In August 2018, the notes with carrying value of US$1.0 billion were fully repaid when they became due.
•	In June 2014, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2019 (“2019 Notes”), with stated annual interest rate of 2.75%. The net proceeds from the sale of the notes were used for general corporate purposes. In June 2019, notes with carrying value of US$1.0 billion were fully repaid when they became due. We are not subject to any financial covenants or other significant restrictions under the notes. In 2019, we paid an aggregate of US$14 million in interest payments related to these notes.
•	In June 2015, we issued an aggregate of US$750 million senior unsecured notes due in 2020 (“2020 Notes”), with stated annual interest rate of 3.00%, and an aggregate of US$500 million senior unsecured notes due in 2025 (“2025 Notes”), with stated annual interest rate of 4.13%. The net proceeds from the sale of the notes were used for general corporate purposes. As of December 31, 2019, the total carrying value and estimated fair value were US$750 million and US$753 million, respectively, with respect to the 2020 Notes, and US$500 million and US$531 million, respectively, with respect to the 2025 Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2019. We are not subject to any financial covenants or other significant restrictions under the notes. During 2019, we paid an aggregate of US$43 million in interest payments related to these notes.

•	In July 2017, we issued an aggregate of US$900 million senior unsecured notes due in 2022 (“2022 Five-year Notes”), with stated annual interest rate of 2.88%, and an aggregate of US$600 million senior unsecured notes due in 2027 (“2027 Notes”), with stated annual interest rate of 3.63%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2019, the total carrying value and estimated fair value were US$900 million and US$907 million, respectively, with respect to the 2022 Five-year Notes, and US$600 million and US$616 million, respectively, with respect to the 2027 Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2019. We are not subject to any financial covenants or other significant restrictions under the notes. In 2019, the interest payments related to these notes were US$48 million.
•	In March 2018, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2023 (“2023 Notes”), with stated annual interest rate of 3.88%, and an aggregate of US$500 million senior unsecured notes due in 2028 (“2028 March Notes”), with stated annual interest rate of 4.38%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2019, the total carrying value and estimated fair value were US$1.0 billion and US$1.0 billion, respectively, with respect to the 2023 Notes, and US$500 million and US$539 million, respectively, with respect to the 2028 March Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2019. We are not subject to any financial covenants or other significant restrictions under the notes. In 2019, the interest payments related to these notes were US$61 million.
•	In November 2018, we issued an aggregate of US$600 million senior unsecured notes due in 2024 (“2024 November Notes”), with stated annual interest rate of 4.38%, and an aggregate of US$400 million senior unsecured notes due in 2028 (“2028 November Notes”), with stated annual interest rate of 4.88%. In December 2018, we issued an aggregate of US$250 million senior unsecured notes due in 2024 (“2024 December Notes”), with stated annual interest rate of 4.38%, which constitute a further issuance of, and be fungible with and be consolidated and form a single series with the 2024 November Notes. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2019, the total carrying value and estimated fair value were US$600 million and US$637 million, respectively, with respect to the 2024 November Notes, US$400 million and US$448 million, respectively, with respect to the 2028 November Notes, and US$250 million and US$265 million, respectively, with respect to the 2024 December Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2019. We are not subject to any financial covenants or other significant restrictions under the notes. In 2019, the interest payments related to these notes were US$57 million.
iQIYI has conducted the following issuances of convertible notes, which remain outstanding as of the date of this annual report:
•	In December 2018, iQIYI issued US$750 million convertible senior notes due 2023 (“iQIYI 2023 Convertible Notes”). The iQIYI 2023 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable semi-annually in cash at a rate of 3.75% per annum with a maturity date of December 1, 2023, unless previously repurchased, redeemed or converted prior to such date. The initial conversion rate of the iQIYI 2023 Convertible Notes is 37.1830 of iQIYI’s ADSs per US$1,000 principal amount of the iQIYI 2023 Convertible Notes. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.
Concurrently with the issuance of the iQIYI 2023 Convertible Notes, iQIYI purchased capped call options on iQIYI’s ADS with certain counterparties at a price of US$68 million. The capped call exercise price is equal to the initial conversion price of the iQIYI 2023 Convertible Notes and the cap price is US$38.42 per ADS, subject to certain adjustments under the terms of the capped call transaction. The cost of the capped call was recorded as a reduction of the Company’s additional paid-

in capital and non-controlling interests on the consolidated balance sheets with no subsequent changes in fair value be recorded.
As the conversion option may be settled entirely or partially in cash at iQIYI’s option, the Company separated the iQIYI 2023 Convertible Notes into liability and equity components in accordance with ASC 470-20, Debt with Conversion and Other Options. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as additional paid-in capital. Debt issuance costs were allocated to the liability and equity components based on the same proportion as the recognized amounts bifurcated based on gross proceeds from the iQIYI 2023 Convertible Notes. The difference between the principal amount of the iQIYI 2023 Convertible Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 7.04% to accrete the discounted carrying value of the iQIYI 2023 Convertible Notes to its face value on December 1, 2021, the put date of the iQIYI 2023 Convertible Notes. The holders may require iQIYI to repurchase all or portion of the iQIYI 2023 Convertible Notes for cash on December 1, 2021, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
•	In March 2019, iQIYI issued US$1.2 billion convertible senior notes due 2025 (“iQIYI 2025 Convertible Notes”). The iQIYI 2025 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable semi-annually in cash at a rate of 2.00% per annum with a maturity date of April 1, 2025, unless previously repurchased, redeemed or converted prior to such date. The initial conversion rate of the iQIYI 2025 Convertible Notes is 33.0003 of iQIYI’s ADSs per US$1,000 principal amount of the iQIYI 2025 Convertible Notes. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.
Concurrently with the issuance of the iQIYI 2025 Convertible Notes, iQIYI purchased call options on iQIYI’s ADS with certain counterparties at a price of US$85 million. The capped call exercise price is equal to the initial conversion price of the iQIYI 2025 Convertible Notes and the cap price is US$40.02 per ADS, subject to certain adjustments under the terms of the capped call transaction. The cost of the capped call was recorded as a reduction of the Company’s additional paid-in capital and non-controlling interests on the consolidated balance sheets with no subsequent changes in fair value be recorded.
The accounting of iQIYI 2025 Convertible Notes is similar to that of iQIYI 2023 Convertible Notes. The difference between the principal amount of the iQIYI 2025 Convertible Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 6.01% to accrete the discounted carrying value of the iQIYI 2025 Convertible Notes to its face value on April 1, 2023, the put date of the Notes. The holders may require iQIYI to repurchase all or portion of the iQIYI 2025 Convertible Notes for cash on April 1, 2023, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
The iQIYI 2023 Convertible Notes and the iQIYI 2025 Convertible Notes are collectively referred to the Convertible Notes. As of December 31, 2018 and 2019, the principal amount of the liability component of the Convertible Notes were RMB5.2 billion and RMB13.6 billion (US$2.0 billion), unamortized debt discounts were RMB446 million and RMB1.3 billion (US$184 million), and the net carrying amount of the liability component were RMB4.7 billion and RMB12.3 billion (US$1.8 billion), respectively. The carrying amount of the equity component of the Notes were RMB362 million and RMB1.3 billion (US$194 million), respectively. For the years ended December 31, 2018 and 2019, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the liability component were RMB24 million and RMB670 million (US$96 million), respectively. As of December 31, 2019, the liability component of the iQIYI 2023 Convertible Notes and the iQIYI 2025 Convertible Notes will be accreted up to the principal amount of US$750 million and US$1.2 billion over a remaining period of 1.92 years and 3.25 years, respectively.

We may use the net proceeds from our issuance and sale of the notes to fund the operations of our PRC subsidiaries by making additional capital contributions to our existing PRC subsidiaries, injecting capital to establish new PRC subsidiaries and/or providing loans to our PRC subsidiaries. Such transfer of funds from Baidu, Inc. or any of our offshore subsidiaries to our PRC subsidiaries is subject to the PRC regulatory restrictions and procedures: (i) capital increase of the existing PRC subsidiaries and establishment of new PRC subsidiaries must be registered with the local branch of SAMR and reported to the Ministry of Commerce via the online enterprise registration system, and registered with local banks authorized by SAFE; and (ii) loans to any of our PRC subsidiaries must not exceed the statutory limit and must be filed with SAFE. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or consolidated affiliated entities, or making additional capital contributions to our PRC subsidiaries, which could adversely affect our ability to fund and expand our business.”
As of December 31, 2019, we had RMB51.9 billion (US$7.4 billion) in long-term loans and notes payables (including current portion of RMB6.0 billion (US$856 million)), RMB12.3 billion (US$1.8 billion) in long-term convertible notes and had RMB2.6 billion (US$376 million) in short-term loans. Our loans and notes payable, long-term convertible notes and short-term loans include those of iQIYI hereinafter. As of December 31, 2019, iQIYI had RMB1.6 billion (US$232 million) in long-term loans payables (including current portion of RMB737 million (US$106 million)), RMB12.3 billion (US$1.8 billion) in long-term convertible notes and had RMB2.6 billion (US$376 million) in short-term loans.
Cash Flows and Working Capital
As of December 31, 2017, 2018 and 2019, we had RMB100.7 billion, RMB141.5 billion and RMB147.4 billion (US$21.2 billion) in cash, cash equivalents, restricted cash and short-term investments.
The following table sets forth a summary of our cash flows for the years indicated:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	32,828	35,967	28,458	4,088
Net cash used in investing activities	(76,949)	(34,460)	(19,974)	(2,869)
Net cash provided by (used in) financing activities	44,557	15,082	(3,873)	(556)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(316)	1,902	1	—

Net increase in cash, cash equivalents and restricted cash	120	18,491	4,612	663

Cash, cash equivalents and restricted cash at beginning of the year	11,216	11,336	29,827	4,284
Cash, cash equivalents and restricted cash at end of the year	11,336	29,827	34,439	4,947
Operating Activities
Net cash generated from operating activities decreased to RMB28.5 billion (US$4.1 billion) in 2019 from RMB36.0 billion in 2018. This decrease was primarily due to a decrease of RMB24.9 billion (US$3.6 billion) in net income, partially offset by an increase of RMB9.3 billion (US$1.3 billion) in impairment of long-term investments and other assets and an increase of RMB6.1 billion (US$877 million) in loss on disposal of subsidiaries.

Investing Activities
Net cash used in investing activities decreased to RMB20.0 billion (US$2.9 billion) in 2019 from RMB34.5 billion in 2018. This decrease was primarily due to a decrease of RMB22.3 billion (US$3.2 billion) in net cash outflow relating to purchasing short-term investments, an increase of RMB5.0 billion (US$717 million) in net cash inflow relating to proceeds from disposal of long-term investments, a decrease of RMB3.6 billion (US$513 million) in purchases of long-term investments, a decrease of RMB2.3 billion (US$337 million) in acquisition of property, plant and equipment, partially offset by a decrease of RMB10.8 billion (US$1.6 billion) in our net cash inflow relating to the financial services business we divested in 2018, a decrease of RMB6.1 billion (US$870 million) in our net cash inflow relating to the disposal of certain subsidiaries, and a decrease of RMB3.6 billion (US$519 million) in our net cash inflow relating to loans provided to related parties.
We have adopted ASU
2019-02
on January 1, 2020 which the FASB issued in March 2019, and report cash flows for the decrease or increase of acquisition of licensed copyrights as “operating activities” in the statement of cash flows, beginning with the period of adoption.
Financing Activities
Net cash used in financing activities was RMB3.9 billion (US$556 million) in 2019, compared to net cash generated from financing activities of RMB15.1 billion in 2018. The change was primarily due to a decrease of RMB18.1 billion (US$2.6 billion) in net proceeds from issuance of long-term notes, a decrease of RMB15.3 billion (US$2.2 billion) in the proceeds from non-controlling
shareholders of our subsidiaries, which was primarily due to the initial public offering of iQIYI’s ADSs in 2018, a decrease of RMB3.7 billion (US$536 million) in the loans borrowed from related parties, a decrease in our net cash inflow of RMB3.5 billion (US$496 million) relating to the proceeds and repayments of loans borrowed by our subsidiary iQIYI, partially offset by a decrease in our net cash outflow of RMB21.3 billion (US$3.1 billion) relating to the financial services business we divested in 2018.
Capital Expenditures
We made capital expenditures of RMB4.8 billion, RMB8.8 billion and RMB6.4 billion (US$923 million) in 2017, 2018 and 2019, representing 6%, 9% and 6% of our total revenues (excluding the impact of VAT in 2017), respectively. In 2019, our capital expenditures were primarily attributable to the purchase of servers, network equipment and other computer hardware to increase our network infrastructure capacity. We funded our capital expenditures primarily with net cash flows generated from operating activities.
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
Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid-up
capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated affiliated entities in which we have no legal ownership, totaling RMB18.6 billion, RMB25.7 billion and RMB40.8 billion (US$5.9 billion) as of December 31, 2017, 2018 and 2019, respectively.
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
In the three years ended December 31, 2017, 2018 and 2019, our research and development expenditures, including share-based compensation expenses for research and development staff, were RMB12.9 billion, RMB15.8 billion and RMB18.3 billion (US$2.6 billion), representing 15%, 15% and 17% of our total revenues for the years ended December 31, 2017, 2018 and 2019, respectively. Our research and development expenses consist primarily of personnel-related costs. We have expensed substantially all of the development costs for the research and development of products and new functionality as incurred, except for certain internal-use
software.
D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.
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

F.	Contractual Obligations
The following table sets forth our contractual obligations by specified categories as of December 31, 2019:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In RMB millions)
Long-term debt obligations (1)	75,655	8,085	23,149	20,456	23,965
Operating lease obligations (2)	7,465	2,350	3,012	1,708	395
Purchase obligations for fixed assets	560	559	1	—	—
Purchase obligations for bandwidth and property management fees	1,029	652	186	128	63
Purchase obligations for video content (3)	22,300	8,935	10,742	2,308	315
Investment commitment obligations (4)	1,277	NA	NA	NA	NA
Total	108,286	20,581	37,090	24,600	24,738

(1)	Including estimated interest payments of RMB10.0 billion in total (RMB2.2 billion, RMB3.8 billion, RMB2.3 billion and RMB1.7 billion over the periods of less than one year, one to three years, three to five years and more than five years from December 31, 2019, respectively). Please see “Loans Payable” under Note 10, “Notes Payable” under Note 11 and “Convertible Notes” under Note 12 to our audited consolidated financial statements.
(2)	Operating lease obligations represent our obligations for leasing internet data center facilities and office premises, which include all future cash outflows under ASC Topic 842,
Leases
. Please see “Leases” under Note 13 to our audited consolidated financial statements.
(3)	Purchase obligations for video content consist primarily of expenditures for video content under non-cancelable agreements for licensed copyrights and produced content.
(4)	Our investment commitments primarily relate to capital contributions obligation under certain arrangements which do not have contractual maturity date.
Subsequent to December 31, 2019, we started the process of acquiring the equity interest of one of our investees that we do not currently own for approximately US$300 million.
Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, operating lease obligations, purchase obligations, investment commitment obligations or other long-term liabilities reflected on our consolidated balance sheet.
Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Robin Yanhong Li	51	Chairman of the Board of Directors and Chief Executive Officer
Herman Yu	49	Chief Financial Officer
Haifeng Wang	48	Chief Technology Officer
Dou Shen	40	Executive Vice President
Shanshan Cui	44	Senior Vice President
James Ding	54	Independent Director
Brent Callinicos	54	Independent Director
Yuanqing Yang	55	Independent Director
Jixun Foo	51	Independent Director
Robin Yanhong Li
is our
co-founder,
chief executive officer and chairman of our Board of Directors, overseeing our overall strategy and business operations. Mr. Li has been serving as the chairman since our inception in January 2000 and as our chief executive officer since February 2004. Mr. Li served as our president from February 2000 to December 2003. Prior to founding our company, Mr. Li worked as an engineer for Infoseek, a pioneer in the search industry, and as a senior consultant for IDD Information Services. Mr. Li currently serves on the board of New Oriental Education & Technology Group Inc., a private educational services provider in China (NYSE: EDU), and Trip.com, an online travel agency in China (NASDAQ: TCOM).

Mr. Li received a bachelor’s degree in information science from Peking University and a master’s degree in computer science from the State University of New York at Buffalo.
Herman Yu
has served as our chief financial officer since September 2017, overseeing our finance and purchasing functions. Prior to joining Baidu, Mr. Yu served as the chief financial officer of Weibo Corporation, a social media company (NASDAQ: WB) from 2015 to 2017. Prior to Weibo, Mr. Yu worked at SINA Corporation, a portal (NASDAQ: SINA) from 2004 to 2015, with the last eight years as chief financial officer. Mr. Yu began his career at Arthur Andersen and held various finance and accounting management positions at Adobe Systems Inc., Cadence Design Systems, Inc. and VeriFone Systems, Inc. Mr. Yu currently serves on the board of directors of 58.com Inc., an online classifieds listing company (NYSE: WUBA), and ZTO Express Inc., an express delivery company (NYSE: ZTO). Mr. Yu, a California Certified Public Accountant, received his bachelor’s degree in economics from the University of California, Santa Cruz, and master’s degree in accountancy from the University of Southern California.
Haifeng Wang
has served as our chief technology officer since May 2019, overseeing our AI lab, systems & technology and cloud group. Dr. Wang joined Baidu in 2010 and was promoted to vice president in 2013. Dr. Wang oversaw our core search products from 2014 to 2017. He was promoted to senior vice president in 2018. Prior to Baidu, Dr. Wang served as the chief research scientist at Toshiba’s R&D Center from 2002 to 2010. Dr. Wang is the president of National Engineering Laboratory for Deep Learning Technology and Applications. Dr. Wang was a fellow (and former president) of the Association for Computational Linguistics (ACL) and the founding chair of ACL’s Asia-Pacific chapter. Dr. Wang obtained his bachelor’s, master’s, and Ph.D. degrees in computer science from the Harbin Institute of Technology.
Dou Shen
has served as executive vice president since May 2019. Previously, Dr. Shen served as senior vice president of Baidu’s mobile products, overseeing the development of Baidu App, Haokan short video app and Smart Mini Program. Dr. Shen jointed Baidu in 2012 and has served in various management roles, including web search, display advertising and the financial services group. Prior to Baidu, Dr. Shen worked in the adCenter group at Microsoft and sold Buzzlabs, a social media monitoring and analysis platform company that he co-founded,
 to
 IAC-owned
 CityGrid Media. Dr. Shen currently serves on the board of directors of Trip.com, an online travel agency in China (NASDAQ: TCOM). Dr. Shen received a bachelor’s degree in engineering from North China Electric Power University, a master’s degree in engineering from Tsinghua University, and a Ph.D. in computer science from the Hong Kong University of Science and Technology.
Shanshan Cui
currently serves as our senior vice president in charge of human resources and administrative functions since May 2019. Ms. Cui joined us in January 2000 overseeing the search technology group, and is a founding member of the company. Ms. Cui left Baidu in July 2010 to pursue personal interests and rejoined Baidu in December 2017, initially serving as executive assistant to our Organizational Culture Committee. In this capacity, Ms. Cui oversaw employee culture and organization effectiveness, implementing initiatives, such as OKR (objectives & key results) management, throughout the company. Ms. Cui received a bachelor’s degree in computer science from Beijing Institute of Technology and a master’s degree in computer science from the University of Chinese Academy of Sciences.
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
named Mr. Yang the Best CEO in China. In 2004 and 2012, Mr. Yang was named one of the “CCTV China Annual Economic Figures.” He was on
Barron
’s list of Best CEOs in 2013, 2014 and 2015. In 2014, Mr. Yang won an Edison Achievement Award for Innovation. Mr. Yang currently serves as a deputy to the 13th National People’s Congress of China. Mr. Yang holds a master’s degree in computer science from the University of Science and Technology of China.
Jixun Foo
has served as our independent director since July 2019. Mr. Foo has served as managing partner at GGV Capital since 2006, working with entrepreneurs in the travel, transportation, social media,
e-commerce
and enterprise services sectors in China. Prior to joining GGV Capital, Mr. Foo was a director at Draper Fisher Jurvetson ePlanet Ventures, where he led investments in Asia. Mr. Foo also previously led investments under the finance and investment division of the National Science and Technology Board of Singapore and served as an R&D project group leader at Hewlett Packard. Mr. Foo currently serves on the boards of a number of private companies, including XPeng Motors, Hello, Boss Zhipin and Zuiyou. Mr. Foo received a First-Class Honors bachelor’s degree in engineering and a master’s degree in the management of technology from the National University of Singapore.
B.	Compensation
In 2019, we paid an aggregate of RMB22 million (US$3 million) in cash compensation and granted options to purchase an aggregate of 27,466 Class A ordinary shares and 36,785 restricted Class A ordinary shares to our executive officers that are in office as of the date of this annual report as a group. We also paid an aggregate of RMB487,000 (US$70,000) in cash compensation and granted options to purchase an aggregate of 151 restricted Class A ordinary shares to our non-executive
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
Our board of directors and shareholders approved the issuance of up to 5,040,000 ordinary shares upon exercise of awards granted under our 2000 option plan. Our 2000 option plan terminated in January 2010 upon the expiration of its ten-year
term. At the annual general meeting held on December 16, 2008, our shareholders approved a 2008 share incentive plan, which has reserved an additional 3,428,777 Class A ordinary shares for awards to be granted pursuant to its terms. Our 2008 share incentive plan terminated in December 2018 upon the expiration of its
ten-year
term. On July 20, 2018, our board of directors approved a 2018 share incentive plan, which has reserved an additional 3,443,950 Class A ordinary shares for awards to be granted pursuant to its terms. As of December 31, 2019, options to purchase an aggregate of 649,514 Class A ordinary shares and an aggregate of 2,434,651 restricted Class A ordinary shares had been granted under the 2008 and 2018 share incentive plans.
The following table summarizes, as of December 31, 2019, the outstanding options and restricted Class A ordinary shares that we had granted to our current directors and executive officers and to other individuals as a group. Each Class A ordinary share is represented by 10 ADSs.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Grant Date	Expiration Date
Robin Yanhong Li	4,247		1,058.90	January 25, 2011	January 25, 2021
	4,279		1,418.30	February 16, 2012	February 16, 2022
	10,598		1,083.00	January 31, 2013	January 31, 2023
	2,415		1,725.30	February 24, 2014	February 24, 2024
	11,977		2,146.70	February 11, 2015	February 11, 2025
	43,904		2,069.00	April 16, 2015	April 16, 2025
	14,634	(1)	—	April 16, 2015	N/A
	2,638		1,582.20	February 25, 2016	February 25, 2026
	9,060		1,751.00	October 27, 2016	October 27, 2026
	883	(1)	—	October 27, 2016	N/A
	5,864		1,860.10	February 22, 2017	February 22, 2027
	2,760	(1)	—	February 22, 2017	N/A
	7,449	(1)	—	February 9, 2018	N/A
	13,105	(1)	—	February 18, 2019	N/A
	3,757	(1)	—	May 23, 2019	N/A
Herman Yu	*		0.1	February 9, 2018	February 9, 2028
	*		0.1	February 18, 2019	February 18, 2029
	*		0.1	May 23, 2019	May 23, 2029
Dou Shen	*	(1)	—	February 25, 2016	N/A
	*	(1)	—	April 28, 2016	N/A
	*	(1)	—	February 22, 2017	N/A
	*	(1)	—	July 26, 2017	N/A
	*	(1)	—	February 9, 2018	N/A
	*	(1)	—	February 18, 2019	N/A
	*	(1)	—	May 23, 2019	N/A
	*		998.90	August 8, 2019	August 8, 2029
	*	(1)	—	August 8, 2019	N/A
	*	(1)	—	October 28, 2019	N/A
Haifeng Wang	*	(1)	—	February 25, 2016	N/A
	*	(1)	—	February 22, 2017	N/A
	*		1,878.60	April 27, 2017	April 27, 2027
	*	(1)	—	April 27, 2017	N/A
	*	(1)	—	February 9, 2018	N/A
	*	(1)	—	July 21, 2018	N/A
	*	(1)	—	February 18, 2019	N/A
	*	(1)	—	May 23, 2019	N/A
	*		998.90	August 8, 2019	August 8, 2029
Shanshan Cui	*	(1)	—	February 9, 2018	N/A
	*	(1)	—	February 18, 2019	N/A
	*	(1)	—	May 23, 2019	N/A
Jixun Foo	*	(1)	—	August 8, 2019	N/A
James Ding	*	(1)	—	February 9, 2018	N/A
Brent Callinicos	*	(1)	—	February 9, 2018	N/A
Yuanqing Yang	*	(1)	—	February 9, 2018	N/A
Other individuals as a group	1,595,131		—	—	—

*	The options and restricted shares in aggregate held by each of these directors and officers represent less than 1% of our total outstanding shares.
(1)	Restricted shares.

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
Vesting Schedule
. The compensation committee determines, and the award agreement specifies, the vesting schedule of options and other awards granted. The compensation committee determines the time or times at which an option may be exercised in whole or in part, including exercise prior to vesting, and also determines any conditions that must be satisfied before all or part of an option may be exercised. At the time of grant for restricted share units, the compensation committee specifies the date on which the restricted share units become fully vested and non-forfeitable,
and may specify such conditions to vesting as it deems appropriate.
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
Vesting Schedule
. The compensation committee determines, and the award agreement specifies, the vesting schedule of options and other awards granted. The compensation committee determines the time or times at which an option may be exercised in whole or in part, including exercise prior to vesting, and also determines any conditions that must be satisfied before all or part of an option may be exercised. At the time of grant for restricted share units, the compensation committee specifies the date on which the restricted share units become fully vested and non-forfeitable,
and may specify such conditions to vesting as it deems appropriate.
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

In 2019, our audit committee held meetings or passed resolutions by unanimous written consent six times.
Compensation Committee
Our compensation committee consists of James Ding, Yuanqing Yang and Jixun Foo, all of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules. The compensation committee assists the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting while his compensation is deliberated. The compensation committee is responsible for, among other things:
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

In 2019, our compensation committee held meetings or passed resolutions by unanimous written consent five times.
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

In 2019, our corporate governance and nominating committee passed resolutions by unanimous written consent twice.
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

We had 36,628, 40,127 and 37,779 full time employees as of December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, we had 21,626 employees in research and development, 9,727 employees in sales and marketing, 4,056 employees in operation and service, and 2,370 employees in management and administration. As of December 31, 2019, we had 24,091 employees in Beijing, 13,390 employees outside of Beijing but within China, and 298 employees outside of China.
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
E.	Share Ownership
The following table sets forth information with respect to the beneficial ownership of our shares as of January 31, 2020 by:
•	each of our current directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our shares.
See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

Shares Beneficially Owned
Directors and Executive Officers:	Number (1)	% (2)
Robin Yanhong Li (3)	5,692,798	16.4%
Herman Yu	*	*
Dou Shen	*	*
Haifeng Wang	*	*
Shanshan Cui	*	*
James Ding (4)	*	*
Brent Callinicos (5)	*	*
Yuanqing Yang (6)	*	*
Jixun Foo (7)	*	*
All Directors and Executive Officers as a Group (8)	5,713,741	16.5%
Principal Shareholders:
Handsome Reward Limited (9)	5,490,000	15.8%

*	Less than 1% of our total outstanding Class A ordinary shares and Class B ordinary shares.
**	Except for James Ding, Yuanqing Yang, Brent Callinicos and Jixun Foo, the business address of our directors and executive officers is c/o Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.
(1)	The number of shares beneficially owned by each named director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested or will vest within 60 days after January 31, 2020, and restricted shares held by such person that will vest within 60 days after January 31, 2020. The options and restricted shares were granted under our 2008 share incentive plan and 2018 share incentive plan.
(2)	Percentage of beneficial ownership of each named director and executive officer is based on 34,584,829 ordinary shares (consisting of 27,383,575 Class A ordinary shares and 7,201,254 Class B ordinary shares) of our company outstanding as of January 31, 2020, the number of ordinary shares underlying options that have vested or will vest within 60 days after January 31, 2020, and the number of restricted shares that will vest within 60 days after January 31, 2020, each as held by such person as of that date.
(3)	Includes (i) 37,665 Class A Ordinary Shares directly held by Mr. Li on record, (ii) 21,897 Class A ordinary shares in the form of ADSs held in the brokerage account of the administrator of our employee stock option program, (iii) 44,668 restricted Class A Ordinary Shares that had vested as of January 31, 2020, (iv) 98,568 Class A Ordinary Shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date of January 31, 2020, (v) 5,490,000 Class B Ordinary Shares held by Handsome Reward Limited, a British Virgin Islands company wholly owned and controlled by Mr. Li, and (vi) excludes 1,510,000 Class B Ordinary Shares owned by Melissa Ma, Mr. Li’s wife, who also had 8,722 ADSs in the brokerage account of the administrator of our employee stock option program and the right to acquire 1,523 Class A Ordinary Shares upon the vesting of restricted share units granted under the Company’s share incentive plan within 60 days after January 31, 2020, of which Mr. Li disclaims beneficial ownership. The voting power of the shares beneficially owned by Mr. Li represented 55.4% of the total outstanding voting power of our company as of January 31, 2020.
(4)	The business address of Mr. Ding is 56/F, China World Tower 3, No. 1 Jianguomenwai Street, Chaoyang District, Beijing 100004, PRC.

(5)	The residential address of Mr. Callinicos is 4110 Woodleigh Lane, La Canada Flintridge, CA 91011. USA.

(6)	The business address of Mr. Yang is Lenovo Headquarter East, Building 1, No. 10 Courtyard Xibeiwang East Road, Haidian District, Beijing 100094, PRC.

(7)	The business address of Mr. Foo is 35/F, Shanghai International Finance Center 2, No. 8 Century Avenue, Pudong, Shanghai 200120, PRC.

(8)	Includes ordinary shares, ordinary shares issuable upon exercise of options and restricted shares, held by all of our directors and executive officers as a group.

(9)	Represents 5,490,000 Class B ordinary shares held by Handsome Reward Limited, a British Virgin Island company wholly owned and controlled by Mr. Robin Yanhong Li. The business address of Handsome Reward Limited is c/o Robin Yanhong Li, Baidu, Inc., Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.

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
As of January 31, 2020, 34,584,829 of our ordinary shares were issued and outstanding. To our knowledge, approximately 80% of our total outstanding ordinary shares were held by four record shareholders in the United States, including approximately 79% held by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
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
As of December 31, 2017, 2018 and 2019, we had RMB177 million, RMB5.1 billion and RMB5.2 billion (US$741 million), respectively, due from related parties. The increase of the balance from December 31, 2017 to December 31, 2018 was primarily due to the provision of loans to certain related parties, including Du Xiaoman. The amount outstanding as of February 29, 2020 was RMB5.4 billion (US$776 million).
As of December 31, 2017, 2018 and 2019, we had RMB153 million, RMB6.1 billion and RMB6.1 billion (US$872 million), respectively, due to related parties. The increase of the balance from December 31, 2017 to December 31, 2018 was primarily due to the borrowing of loans from certain related parties, including Du Xiaoman. The amount outstanding as of February 29, 2020 was RMB6.2 billion (US$891 million).
In 2017, 2018 and 2019, related party transactions with Trip.com mainly comprised the online marketing services that we provided to Trip.com, which were in the total amount of RMB750 million, RMB774 million and RMB627 million (US$90 million), respectively.
In August 2018, we completed the divestiture of Du Xiaoman, following which we recognized our minority equity interest in Du Xiaoman as an equity method investment and Du Xiaoman became a related party. For the years ended December 31, 2018, and 2019, related party transactions with Du Xiaoman comprised the online marketing services, cloud service and other services that we provided to Du Xiaoman, which were in the total amount of RMB256 million and RMB731 million (US$105 million), respectively. In 2018, we provided multiple short-term loans to Du Xiaoman in the amount of RMB12.0 billion with interest rates ranging from 5.00% to 7.00%. As of December 31, 2018, all short-term loans extended to Du Xiaoman had been repaid in full. In 2018, we provided three term loans to Du Xiaoman in the amount of RMB3.8 billion with terms ranging from two to five years, which are intended for working capital purposes. These loans bear interest rates ranging from 4.28% to 5.00% in 2018, and 0% to 5.00% in 2019, based on the re-entered agreements. The amount outstanding as of February 20, 2020 was RMB3.8 billion (US$552 million). In 2018, Du Xiaoman provided us with two term loans in the amount of RMB3.4 billion with terms of three and five years, which are intended for general corporate purposes. These loans bear interest rates ranging from 3.78% to 4.28% in 2018, and were revised to 0% in 2019, based on the re-entered agreements. The amount outstanding as of February 20, 2020 was RMB3.4 billion (US$487 million).
In 2018 and 2019, related party transactions with an investee over which we have significant influence, mainly related to hardware products purchased from and sold to the investee, which amounted to RMB1.9 billion (US$276 million) and RMB249 million (US$36 million), respectively, in 2019, and RMB102 million and RMB77 million, respectively, in 2018.
In 2017, 2018 and 2019, with the approval from our board of directors, we reimbursed Mr. Robin Yanhong Li the fees and expenses incurred in connection with his use of an aircraft beneficially owned by his family member for our business purposes. The hourly rate for use of the aircraft was determined based on an analysis of market rates for the charter of comparable aircrafts. The service charges for the use of the aircraft for 2017, 2018 and 2019 were insignificant.
Share Options and Restricted Shares Grants
Please refer to “Item 6.B. Directors, Senior Management and Employees—Compensation.”
C.	Interests of Experts and Counsel
Not applicable.
Item 8.	Financial Information
A.	Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
From time to time, we have been involved in litigation or other disputes regarding, among other things, copyright and trademark infringement, defamation, unfair competition and labor disputes. Our search results provide links to materials, and our P4P, Baidu Wenku, Baidu Post, Baidu Wiki, Baidu Knows, Baidu Feed, iQIYI and certain other products or services may contain materials, in which others may allege to own copyrights, trademarks or image rights or which others may claim to be defamatory or objectionable.
In 2019, 4,114 complaints were filed against us before various courts in China, and the aggregate amount of the damages sought in these complaints totals approximately RMB887 million (US$127 million). As of December 31, 2019, 3,347 cases against us were pending before various courts in China. The aggregate amount of damages sought under these pending cases is approximately RMB1.0 billion (US$146 million). In 2019, there were no complaints filed against us before courts outside China. As of December 31, 2019, six cases against us were pending before various courts outside China. The aggregate amount of damages sought under these pending cases is approximately RMB76.6 billion (US$11.0 billion). In November 2018, an individual, together with his related company, filed a complaint alleging acts of defamation and libel, commercial disparagement, tortious inference with prospective business relations, intentional infliction of emotional distress and civil conspiracy against, among others, us and Robin Yanhong Li in his capacity as our chairman and chief executive officer, in the Supreme Court of New York. The complaint alleged, among other things, that the defendants published articles containing false and defamatory statements concerning the plaintiffs, and sought damages in an aggregate amount of US$11 billion, including purported punitive damages of US$10 billion. The defendants moved the complaint to the U.S. District Court for the Eastern District of New York and filed motions to dismiss the complaint. The plaintiff voluntarily dismissed that complaint, and then added us and Mr. Li as defendants to the Second State Court Lawsuit. We filed motions to dismiss that complaint, which were not opposed. The Plaintiff filed a notice of voluntary discontinuance of the complaint in the Second State Court Lawsuit, and subsequently filed a nearly identical complaint in the U.S. District Court for the Eastern District of New York. In January 2020, the U.S. District Court for the Eastern District of New York dismissed that complaint in its entirety with prejudice, and the time for plaintiff to appeal that dismissal has expired. In February 2020, the Supreme Court of New York granted defendants’ motions to discontinue the Second State Court Lawsuit with prejudice. No appeal of that order has been filed as of the date of this disclosure. We believe these claims to be without merit and intend to continue to defend ourselves vigorously.
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

The following are summaries of material provisions of our third amended and restated memorandum and articles of association, as well as the Companies Law (2020 Revision) insofar as they relate to the material terms of our ordinary shares.
Registered Office and Objects
The Registered Office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2020 Revision), as amended from time to time, or any other law of the Cayman Islands.
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
A quorum for a shareholders’ meeting consists of one or more shareholders holding at least one third of the paid up voting share capital present in person or by proxy or, if a corporation or other non-natural
person, by its duly authorized representative. We shall, if required by the Companies Law, hold a general meeting of shareholders as our annual general meeting and shall specify the meeting as such in the notices calling it. Our board of directors may call extraordinary general meetings, and they must on shareholders’ requisition convene an extraordinary general meeting. A shareholder requisition is a requisition of shareholders holding at the date of deposit of the requisition not less than a majority of the voting power represented by the issued shares of our company which as at that date carries the right of voting at general meetings of our company. Advance notice of at least five days is required for the convening of our annual general meeting and other shareholders’ meetings.
An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds
of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital and canceling any shares.
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
Preferred Shares
Our board of directors has the authority, without shareholder approval, to issue up to a total of 10,000,000 preferred shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may set the designations, preferences, powers and other rights of the shares of a series of preferred shares. While the issuance of preferred shares provides us with flexibility in connection with possible acquisitions or other corporate purposes, it could, among other things, have the effect of delaying, deferring or preventing a change of control transaction and could adversely affect the market price of our ADSs. We have no current plan to issue any preferred shares.
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
Passive Foreign Investment Company
A
non-U.S.
 corporation, such as our own, is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares. Although the law in this regard is not entirely clear, we treat our variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to receive economic benefits that could potentially be significant to them and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2020 and for subsequent taxable years.
Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2019. However, given the lack of authority and the highly factual nature of the analyses, no assurance can be given. Our PFIC status for the current taxable year ending December 31, 2020 will not be determinable until the close of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year (or any future taxable year).
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
. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
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
http://ir.baidu.com
. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.
I.	Subsidiary Information

Not applicable.
Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk
Our exposure to interest rate risk primarily relates to excess cash invested in short-term instruments with original maturities of less than a year and bank borrowings that have a floating rate of interest.
Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. For example, as of December 31, 2019 we had RMB112.9 billion (US$16.2 billion) short-term investments, with a weighted average duration of approximately 0.5 year. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of approximately RMB540 million (US$77 million) in the fair value of our short-term investments as of December 31, 2019. We have not been, and do not expect to be, exposed to material interest rate risks relating to our investment in short-term instruments, and therefore have not used any derivative financial instruments to manage such interest risk exposure.

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
Foreign Exchange Risk
Most of our revenues and costs are denominated in RMB, while a portion of our cash and cash equivalents, restricted cash, short-term financial assets, long-term investments, long-term loans payable, notes payable and convertible senior notes are denominated in U.S. dollars. Any significant revaluation of RMB against the U.S. dollar may materially affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material and adverse effect on our results of operations and the value of your investment.” In addition, we commenced operation in Japan in late 2007. To the extent we need to make capital injections into our Japan operation by converting U.S. dollars into Japanese Yen, we will be exposed to the fluctuations in the exchange rate between the U.S. dollar and the Japanese Yen. We have not used any derivative financial instruments to hedge exposure to foreign exchange risk. The value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, repay indebtedness denominated in U.S. dollars, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.
The RMB depreciated by 1.24% against the U.S. dollar in 2019. As of December 31, 2019, we had
RMB-denominated
cash and cash equivalents, restricted cash and short-term investments of RMB122.0 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$2.8 billion. Assuming we had converted RMB122.0 billion into U.S. dollars at the exchange rate of RMB6.9618 for US$1.00 as of the end of 2019, our U.S. dollar cash balance would have been US$20.3 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$18.7 billion instead. In addition, we had U.S. dollar-denominated long-term loans payable, notes payable and convertible senior notes of US$9.2 billion as of December 31, 2019.
A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB6.4 billion (US$920 million) in the value of our U.S. dollar-denominated long-term loans payable and notes payable as of December 31, 2019.
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

Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2020, we are expecting to receive certain insignificant amount of reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.
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
under the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule
 13a-15(f)
under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule
 13a-15(c)
of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.
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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2019, as stated in its report, which appears on page
 F-2
of this annual report on Form
 20-F.
Changes in Internal Control over Financial Reportin
g
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
http://ir.baidu.com
.
Item 16C.	Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the periods indicated.

	2018 (RMB in thousands)	2019 (RMB in thousands)
Audit fees (1)	29,074	30,503
Audit-related fees (2)	4,697	1,068
Tax fees (3)	208	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2018 and 2019, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	“Audit-related fees” means fees billed in 2018 and 2019 for professional services rendered by our principal auditors associated with certain due diligence projects.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning. In 2018, the tax fees refer to fees paid to our principal auditors for reviewing the compliance of our tax documentation and providing tax advices.
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
On May 16, 2019, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$1.0 billion of our ADSs or ordinary shares, effective until July 1, 2020. The share repurchase program was publicly announced on May 16, 2019. The table below is a summary of the shares repurchased by us in 2019. All shares were repurchased in the open market pursuant to these share repurchase programs.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
May 1 – May 31, 2019	2,591,417	US$	112.15	2,591,417	US$	709,379,925
August 1 – August 31, 2019	2,582,880	US$	104.28	2,582,880	US$	440,045,461
October 1 – October 31, 2019	1,277,274	US$	99.61	1,277,274	US$	312,814,075
December 1 – December 31, 2019	193,767	US$	114.92	193,767	US$	290,546,496
Total	6,645,338	US$	106.76	6,645,338	US$	290,546,496

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.
Item 16G.	Corporate Governance

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.
However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2019. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals. In the third quarter of 2018, our board of directors approved a 2018 share incentive plan. We relied on home country practice exemption and did not convene a shareholder meeting to approve the 2018 share incentive plan. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the adoption of a stock option or other equity compensation arrangement, or an amendment to the stock option or other equity compensation plan.
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

2.6	Form of 3.500% Notes due 2022 (incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on November 28, 2012)

2.7
Second Supplemental Indenture dated August 6, 2013 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on August 6, 2013)

Exhibit Number	Description of Document

2.8
Third Supplemental Indenture dated June 9, 2014 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on June 9, 2014)

2.9
Fourth Supplemental Indenture dated June 30, 2015 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on July 2, 2015)

2.10	Form of 3.00% Notes due 2020 (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on July 2, 2015)

2.11	Form of 4.125% Notes due 2025 (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on July 2, 2015)

2.12
Fifth Supplemental Indenture dated July 6, 2017 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on July 7, 2017)

2.13	Form of 2.875% Notes due 2022 (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on July 7, 2017)

2.14	Form of 3.625% Notes due 2027 (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on July 7, 2017)

2.15
Sixth Supplemental Indenture dated March 29, 2018 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on November 15, 2018)

2.16	Form of 3.875% Notes due 2023 (incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on November 15, 2018)

2.17	Form of 4.375% Notes due 2028 (incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on November 15, 2018)

2.18
Seventh Supplemental Indenture dated November 14, 2018 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.8 to Form 6-K furnished with the Securities and Exchange Commission on November 15, 2018)

2.19	Form of 4.375% Notes due 2024 (incorporated by reference to Exhibit 4.8 to Form 6-K furnished with the Securities and Exchange Commission on November 15, 2018)

2.20	Form of 4.875% Notes due 2028 (incorporated by reference to Exhibit 4.8 to Form 6-K furnished with the Securities and Exchange Commission on November 15, 2018)

2.21
Indenture dated December 4, 2018 between iQIYI, Inc. and Citicorp International Limited, as trustee, and form of 3.75% Notes due 2023 (incorporated herein by reference to Exhibit 4.67 to iQIYI, Inc.’s annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 15, 2019)

2.22
Indenture dated March 29, 2019 between iQIYI, Inc. and Citicorp International Limited, as trustee, and form of 2.00% Notes due 2025(incorporated herein by reference to Exhibit 4.61 to iQIYI, Inc.’s annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 12, 2020)

Exhibit Number	Description of Document

2.23
Description of American Depositary Shares of the Registrant (incorporated herein by reference to the section titled “Description of American Depositary Shares” in the Registrant’s registration statement on Form F-1 (File No.
 333-126534),
originally filed with the Securities and Exchange Commission on July 12, 2005, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A (File No.
 000-51469),
filed with the Securities and Exchange Commission on August 1, 2005)

2.24
Description of the Registrant’s US$750,000,000 3.50% Notes Due 2022 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No.
 333-184757)
filed with the Securities and Exchange Commission on November 5, 2012 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on November 20, 2012 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.25
Description of the Registrant’s US$750,000,000 3.00% Notes Due 2020 and US$500,000,000 4.13% Notes Due 2025 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No.
 333-184757)
filed with the Securities and Exchange Commission on November 5, 2012 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on June 23, 2015 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.26
Description of the Registrant’s US$900,000,000 2.88% Notes Due 2022 and US$600,000,000 3.63% Notes Due 2027 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-218972) filed with the Securities and Exchange Commission on June 26, 2017 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on June 28, 2017 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.27
Description of the Registrant’s US$1,000,000,000 3.88% Notes Due 2023 and US$500,000,000 4.38% Notes Due 2028 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-218972) filed with the Securities and Exchange Commission on June 26, 2017 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on March 22, 2018 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.28
Description of the Registrant’s US$600,000,000 4.38% Notes Due 2024 and US$400,000,000 4.88% Notes Due 2028 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-218972) filed with the Securities and Exchange Commission on June 26, 2017 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on November 8, 2018 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

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

4.3
Form of Indemnification Agreement between the Registrant and the Registrant’s directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.4
Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.5
Translation of Exclusive Technology Consulting and Services Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom and the supplementary agreement dated April 22, 2010 (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.6
Translation of Operating Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.7
Translation of Software License Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.5 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.8
Translation of Web Layout Copyright License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 99.8 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.9
Translation of Proxy Agreement dated August 9, 2004 among Baidu Online, Baidu Netcom, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.9 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.10
English summary of the form of Exclusive Technology Consulting and Services Agreement/Exclusive Business Cooperation Agreement between a subsidiary of the Registrant and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.11
English summary of the form of Operating Agreement among a subsidiary of the Registrant, a consolidated affiliated PRC entity and the shareholders of consolidated PRC entity (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.12
English summary of the form of Web Layout Copyright License Agreement, Software License Agreement and Trademark License Agreement between a subsidiary of the Registrant and a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.13
English summary of the form of Proxy Agreement/Power of Attorney among a subsidiary of the Registrant, a consolidated affiliated PRC entity and the shareholders of the consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.14
English summary of the form of Equity Pledge Agreement between a subsidiary of the Registrant and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

Exhibit Number	Description of Document

4.15
English summary of the form of Exclusive Equity Purchase Option Agreement among a subsidiary of the Registrant, a consolidated affiliated PRC entity, the shareholders of a consolidated affiliated PRC entity and an offshore Holding company (if applicable) (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.16
English summary of the form of Loan Agreement between a subsidiary of the Registrant and the shareholder of a consolidated affiliated PRC entity (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.17
Translation of the Supplementary Agreement to Exclusive Technology Consulting and Services Agreement dated June 23, 2006 between Baidu Online and Beijing Perusal, dated as of April 22, 2010 (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.18
Translation of the Web Layout Copyright License Agreement dated June 23, 2006 between Baidu Online and Beijing Perusal (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.19
Translation of the supplementary agreements, dated March 11, 2010 and April 22, 2010 to the Software License Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 4.48 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.20
Translation of the supplementary agreement dated March 1, 2010 to the Web Layout Copyright License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 4.50 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.21
Translation of the supplementary agreement dated April 22, 2010 to the Operating Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 4.51 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.22
Translation of the supplementary agreement to the Loan Agreement among Robin Yanhong Li, Baidu Netcom and Baidu Online dated September 6, 2011 (incorporated by reference to Exhibit 4.65 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.23
Translation of the supplementary agreement to the Software License Agreement between Baidu Online and Baidu Netcom dated January 30, 2011 (incorporated by reference to Exhibit 4.68 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.24
Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and Baidu Netcom dated January 30, 2011 (incorporated by reference to Exhibit 4.69 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.25
Translation of the supplementary agreement to the Web Layout Copyright License Agreement between Baidu Online and Baidu Netcom dated August 15, 2013 (incorporated by reference to Exhibit 4.64 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014)

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

4.37
Translation of the Termination Agreement of Current Control Contracts among Baidu Online, Baidu Netcom, Robin Yanhong Li and Zhan Wang dated June 13, 2016 (incorporated by reference to Exhibit 4.43 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.38
Translation of the Amended and Restated Loan Agreement between Baidu Online and Hailong Xiang dated January 18, 2017 (incorporated by reference to Exhibit 4.44 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.39
Translation of the Amended and Restated Loan Agreement between Baidu Online and Robin Yanhong Li dated January 18, 2017 (incorporated by reference to Exhibit 4.45 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.40
Translation of the Equity Transfer Agreement between Zhan Wang and Hailong Xiang dated June 13, 2016 (incorporated by reference to Exhibit 4.46 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.41
Translation of the Proxy Agreement among Robin Yanhong Li, Hailong Xiang and Baidu Online dated June 13, 2016 (incorporated by reference to Exhibit 4.47 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.42
Translation of the Operating Agreement among Baidu Online, Baidu Netcom, Robin Yanhong Li, Hailong Xiang dated June 13, 2016 (incorporated by reference to Exhibit 4.48 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.43
Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Hailong Xiang dated January 18, 2017 (incorporated by reference to Exhibit 4.49 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.44
Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Robin Yanhong Li dated January 18, 2017 (incorporated by reference to Exhibit 4.50 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.45
Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreement among Baidu Online, Hailong Xiang and Baidu Netcom dated January 18, 2017 (incorporated by reference to Exhibit 4.51 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.46
Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreement among Baidu Online, Robin Yanhong Li and Baidu Netcom dated January 18, 2017 (incorporated by reference to Exhibit 4.52 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.47
Translation of Irrevocable Power of Attorney issued by Robin Yanhong Li, an individual shareholder of Baidu Netcom, dated June 13, 2016 (incorporated by reference to Exhibit 4.53 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.48
Translation of Irrevocable Power of Attorney issued by Hailong Xiang, an individual shareholder of Baidu Netcom, dated June 13, 2016 (incorporated by reference to Exhibit 4.54 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.49
Standstill Agreement between Baidu, Inc. and Ctrip.com International, Ltd. dated October 26, 2015 (incorporated by reference to Exhibit 3 of our Report on Schedule 13D filed with the Securities and Exchange Commission with respect to Ctrip.com International, Ltd. on November 4, 2015)

Exhibit Number	Description of Document

4.50
Registration Rights Agreement between Baidu Holdings Limited and Ctrip.com International, Ltd. dated October 26, 2015 (incorporated by reference to Exhibit 4 of our Report on Schedule 13D filed with the Securities and Exchange Commission with respect to Ctrip.com International, Ltd. on November 4, 2015)

4.51
US$2,000,000,000 Facilities Agreement between the Registrant and other parties thereto dated June 8, 2016 (incorporated by reference to Exhibit 4.68 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.54
Share Purchase Agreement among Baidu Holdings Limited, Baidu (Hong Kong) Limited, 91 Wireless Websoft Limited and certain investors party thereto, dated April 28, 2018 and as amended on August 21, 2018 (incorporated by reference to Exhibit 4.54 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.55
Amended and Restated Shareholders Agreement among Baidu Holdings Limited, Baidu (Hong Kong) Limited, Duxiaoman (Cayman) Limited and certain investors party thereto, dated November 17, 2018 (incorporated by reference to Exhibit 4.55 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.56	2018 Share Incentive Plan (incorporated by reference to Exhibit 4.56 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.58
Translation of the Amended and Restated Loan Agreement between Baidu Online and Hailong Xiang dated May 7, 2018 (incorporated by reference to Exhibit 4.58 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.59
Translation of the Amended and Restated Loan Agreement between Baidu Online and Robin Yanhong Li dated May 7, 2018 (incorporated by reference to Exhibit 4.59 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.60
Translation of the Proxy Agreement between Robin Yanhong Li and Baidu, Inc. dated March 31, 2018 (incorporated by reference to Exhibit 4.60 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.61
Translation of the Proxy Agreement between Hailong Xiang and Baidu, Inc. dated March 31, 2018 (incorporated by reference to Exhibit 4.61 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.62
Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreement among Baidu, Inc., Baidu Netcom, Baidu Online and Hailong Xiang dated May 7, 2018 (incorporated by reference to Exhibit 4.62 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.63
Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreement among Baidu, Inc., Baidu Netcom, Baidu Online and Robin Yanhong Li dated May 7, 2018 (incorporated by reference to Exhibit 4.63 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.64
Translation of Irrevocable Power of Attorney issued by Robin Yanhong Li, an individual shareholder of Baidu Netcom, March 31, 2018 (incorporated by reference to Exhibit 4.64 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.65
Translation of Irrevocable Power of Attorney issued by Hailong Xiang, an individual shareholder of Baidu Netcom, dated March 31, 2018 (incorporated by reference to Exhibit 4.65 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

Exhibit Number	Description of Document

4.66
Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Hailong Xiang dated May 7, 2018 (incorporated by reference to Exhibit 4.66 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.67
Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Robin Yanhong Li dated May 7, 2018 (incorporated by reference to Exhibit 4.67 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.69
Translation of the Loan Agreements between Baidu Online and Zhixiang Liang, and between Baidu Online and Xiaodong Wang, both dated March 31, 2018 (incorporated by reference to Exhibit 4.69 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.70
Translation of Proxy Agreements between Zhixiang Liang and Baidu, Inc., and between Xiaodong Wang and Baidu, Inc., dated March 31, 2018 (incorporated by reference to Exhibit 4.70 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.71
Translation of Irrevocable Power of Attorney issued by Zhixiang Liang, an individual shareholder of Beijing Perusal, March 31, 2018 (incorporated by reference to Exhibit 4.71 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.72
Translation of Irrevocable Power of Attorney issued by Xiaodong Wang, an individual shareholder of Beijing Perusal, March 31, 2018 (incorporated by reference to Exhibit 4.72 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.73
Translation of the Exclusive Equity Purchase and Transfer Option Agreement among Baidu, Inc., Baidu Online, Zhixiang Liang and Beijing Perusal, dated March 31, 2018 (incorporated by reference to Exhibit 4.73 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.74
Translation of the Exclusive Equity Purchase and Transfer Option Agreement among Baidu, Inc., Baidu Online, Xiaodong Wang and Beijing Perusal, dated March 31, 2018 (incorporated by reference to Exhibit 4.74 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.75
Translation of the Termination Agreement of Current Control Contracts among Baidu Online, Beijing Perusal, Zhixiang Liang, Xiaodong Wang, and Baidu, Inc. dated June 28, 2018 (incorporated by reference to Exhibit 4.75 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.76
Translation of the Equity Transfer Agreements between Xiaodang Wang and Lu Wang, dated June 28, 2018 (incorporated by reference to Exhibit 4.76 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.77
Translation of the Operating Agreement among Baidu Online, Beijing Perusal, Zhixiang Liang, and Lu Wang, dated June 28, 2018 (incorporated by reference to Exhibit 4.77 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.78
Translation of the Loan Agreement between Baidu Online and Lu Wang, dated June 28, 2018 (incorporated by reference to Exhibit 4.78 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

Exhibit Number	Description of Document

4.79
Translation of Proxy Agreement between Lu Wang and Baidu, Inc., dated June 28, 2018 (incorporated by reference to Exhibit 4.79 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.80
Translation of Irrevocable Power of Attorney issued by Lu Wang, an individual shareholder of Beijing Perusal, dated June 28, 2018 (incorporated by reference to Exhibit 4.80 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.81
Translation of the Exclusive Equity Purchase and Transfer Option Agreements among Baidu, Inc., Baidu Online, Lu Wang and Beijing Perusal, dated June 28, 2018 (incorporated by reference to Exhibit 4.81 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.82
Translation of the Pledge Agreement between Baidu Online and Lu Wang, dated June 28, 2018 (incorporated by reference to Exhibit 4.82 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.83*	Translation of the Amended and Restated Loan Agreement between Baidu Online and Robin Yanhong Li dated July 10, 2019

4.84*	Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreement among Baidu, Inc., Baidu Netcom, Baidu Online and Robin Yanhong Li dated July 10, 2019

4.85*	Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Robin Yanhong Li dated July 10, 2019

4.86*	Translation of the Termination Agreement of Current Control Contracts among Baidu, Inc., Baidu Online, Baidu Netcom, Robin Yanhong Li and Hailong Xiang dated August 20, 2019

4.87*	Translation of Proxy Agreement between Shanshan Cui and Baidu, Inc., dated August 20, 2019

4.88*	Translation of the Operating Agreement among Baidu Online, Baidu Netcom, Shanshan Cui, and Robin Yanhong Li, dated August 20, 2019

4.89*	Translation of the Loan Agreement between Baidu Online and Shanshan Cui dated August 20, 2019

4.90*	Translation of the Exclusive Equity Purchase and Transfer Option Agreement among Baidu, Inc., Baidu Online, Shanshan Cui and Baidu Netcom dated August 20, 2019

4.91*	Translation of the Equity Pledge Agreement between Baidu Online and Shanshan Cui dated August 20, 2019

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1
Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.14 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Ernst & Young Hua Ming LLP

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baidu, Inc.

By:	/s/ Robin Yanhong Li
Name: Robin Yanhong Li
Title: Chairman and Chief Executive Officer

Date: March 13, 2020

BAIDU, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Baidu, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Baidu, Inc. (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income (loss), cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 13, 2020 expressed an unqualified opinion thereon.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of equity investments accounted for using the measurement alternative

Description of the Matter
As of December 31, 2019, the carrying amount of the Company’s equity investments accounted for using the measurement alternative was RMB24,686 million. As discussed in Notes 2, 4 and 23 to the consolidated financial statements, the Company elected to use the measurement alternative to measure equity investments without readily determinable fair values at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. For the year ended December 31, 2019, gross unrealized gains (upward adjustments) of RMB1,447 million and gross unrealized losses (downward adjustments excluding impairment) of RMB863 million were recognized on equity investments still held at the reporting date in other income.

Auditing the valuation of equity investments accounted for using the measurement alternative was complex as significant judgment is required in the determination of whether an investment held by the Company is similar to an instrument of the same issuer with an observable price change in an orderly transaction, and the resulting price adjustment for the different rights and obligations of the instruments. This process entails an evaluation of the difference in rights and obligations between the two instruments, such as liquidation preferences and redemption features, and the selection of appropriate valuation methodologies and underlying assumptions to measure the price adjustment.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s processes of identifying similar instruments and determining the price adjustment of equity investments accounted for using the measurement alternative. For example, we tested controls over management’s assessment of whether the instruments with observable price changes in orderly transactions compared to those held by the Company are similar. We also tested controls over management’s review of the price adjustments recognized for the equity investments held.

To audit the valuation of equity investments accounted for using the measurement alternative, we performed audit procedures that included, among others, obtaining an understanding of management’s process for identifying observable price changes in orderly transactions and their framework for considering differences in rights and obligations for assessing whether instruments are similar. On a sample basis, we read the investment agreements to compare the rights and obligations of the instruments with observable price changes in orderly transactions to the instruments held by the Company. We assessed the reasonableness of the probability of exit events as it relates to liquidation and redemption preferences, based on information available as of the observable transaction date. We evaluated the appropriateness of the valuation methodologies and underlying assumptions used by management to derive the price adjustments with the assistance of our internal valuation specialists, including benchmarking expected volatility to those of comparable companies. In addition, we recalculated the adjustments made to carrying values of the equity investments held and traced the unrealized gains or losses to the amounts recorded in the Company’s accounting records.

/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2007.
Beijing, The People’s Republic of China
March 13, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Baidu, Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Baidu, Inc.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Baidu, Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income (loss), cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2019, and the related notes and our report dated March 13, 2020 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young Hua Ming LLP
Beijing, The People’s Republic of China
March 13, 2020

BAIDU, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in million
s
 of Renminbi (“RMB”), and
i
n millions of U.S. Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2018	2019	2019
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		27,638	33,443	4,804
Restricted cash		2,189	996	143
Short-term investments	4	111,626	112,924	16,221
Accounts receivable, net of allowance of RMB599 and RMB928 (US$133 ) for 2018 and 2019, respectively	5	6,015	7,416	1,065
Amounts due from related parties	21	785	1,594	229
Other current assets, net	6	6,841	9,189	1,320

Total current assets		155,094	165,562	23,782

Non-current assets:
Fixed assets, net	7	17,903	18,311	2,630
Intangible assets, net	8	9,181	7,887	1,133
Goodwill	8	18,536	18,250	2,621
Long-term investments, net	4	80,454	69,410	9,970
Amounts due from related parties	21	4,297	3,564	512
Deferred tax assets, net	14	2,324	2,193	315
Operating lease right-of-use assets	13	—	7,332	1,053
Other non-current assets	6	9,777	8,807	1,264

Total non-current assets		142,472	135,754	19,498

Total assets		297,566	301,316	43,280

LIABILITIES AND EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB18,812 and RMB24,692 (US$3,547) as of December 31, 2018 and 2019, respectively):	1
Short-term loans	10	3,046	2,618	376
Accounts payable and accrued liabilities	9	35,381	32,701	4,698
Customer deposits and deferred revenue		9,221	11,062	1,589
Deferred income		523	529	76
Long-term loans, current portion	10	84	737	106
Notes payable, current portion	11	6,871	5,219	750
Amounts due to related parties	21	1,727	2,231	320
Operating lease liabilities	13	—	2,283	328

Total current liabilities		56,853	57,380	8,243

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB2,417 and RMB6,295 (US$904) as of December 31, 2018 and 2019, respectively):	1
Deferred income		54	17	2
Deferred revenue		1,309	1,009	145
Amounts due to related parties	21	4,360	3,846	552
Long-term loans	10	7,456	7,804	1,121
Notes payable	11	42,735	38,090	5,471
Convertible senior notes	12	4,712	12,297	1,766
Deferred tax liabilities	14	4,099	3,273	470
Operating lease liabilities	13	—	4,486	644
Other non-current liabilities		236	299	44

Total non-current liabilities		64,961	71,121	10,215

Total liabilities		121,814	128,501	18,458

Commitments and contingencies	16
Redeemable noncontrolling interests	17	716	1,109	159
Equity
Class A ordinary shares, par value US$0.00005 per share, 825,000,000 shares authorized as at December 31, 2018 and 2019; 27,733,692 shares and 27,381,621 shares issued and outstanding as at December 31, 2018 and 2019, respectively	18	—	—	—
Class B ordinary shares, par value US$0.00005 per share, 35,400,000 shares authorized as at December 31, 2018 and 2019; 7,201,254 shares and 7,201,254 shares issued and outstanding as at December 31, 2018 and 2019, respectively	18	—	—	—
Additional paid-in capital		33,441	38,714	5,561
Retained earnings	18	129,246	126,268	18,137
Accumulated other comprehensive income ( loss )	18	210	(1,383)	(199)

Total Baidu, Inc. shareholders’ equity		162,897	163,599	23,499

Noncontrolling interests		12,139	8,107	1,164

Total equity		175,036	171,706	24,663

Total liabilities, redeemable noncontrolling interests and equity		297,566	301,316	43,280

The accompanying notes are an integral part of the consolidated financial statements.

F-
6

BAIDU, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(LOSS)
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the Years Ended December 31,
	Notes	2017	2018	2019	2019
		RMB	RMB	RMB	US$
Revenues:
Online marketing services		73,146	81,912	78,093	11,217
Others		11,663	20,365	29,320	4,212

Total revenues	2	84,809	102,277	107,413	15,429

Operating costs and expenses:
Cost of revenues		43,062	51,744	62,850	9,028
Selling, general and administrative		13,128	19,231	19,910	2,860
Research and development		12,928	15,772	18,346	2,635

Total operating costs and expenses		69,118	86,747	101,106	14,523

Operating profit		15,691	15,530	6,307	906

Other income:
Interest income		3,154	4,451	6,060	870
Interest expense		(1,615)	(1,883)	(2,960)	(425)
Foreign exchange gain (loss), net		(482)	(122)	(33)	(5)
Loss from equity method investments	4	(63)	(79)	(1,254)	(180)
Others, net	4	4,598	9,428	(8,460)	(1,215)

Total other income (loss), net		5,592	11,795	(6,647)	(955)

Income (loss) before income taxes		21,283	27,325	(340)	(49)
Income taxes	14	2,995	4,743	1,948	279

Net income (loss)		18,288	22,582	(2,288)	(328)

Less: net income (loss) attributable to noncontrolling interests		(13)	(4,991)	(4,345)	(624)

Net income attributable to Baidu, Inc.		18,301	27,573	2,057	296

Earnings per share for Class A and Class B ordinary shares:	19
Basic		527.51	786.36	56.84	8.16
Diluted		524.08	780.27	55.96	8.04
Earnings per ADS (1 Class A ordinary share equals 10 ADSs):	19
Basic		52.75	78.64	5.68	0.82
Diluted		52.41	78.03	5.60	0.80
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic		34,725,123	34,898,589	34,834,497	34,834,497
Diluted		34,952,391	35,171,043	34,884,854	34,884,854
Other comprehensive income (loss):	18
Foreign currency translation adjustments		803	194	(782)	(113)
Unrealized gains (losses) on available-for-sale investments, net of reclassification		1,575	92	(708)	(102)
Other comprehensive income (loss), net of tax		2,378	286	(1,490)	(215)
Comprehensive income ( loss )		20,666	22,868	(3,778)	(543)
Less: comprehensive income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests		(348)	(3,985)	(4,242)	(609)
Comprehensive income attributable to Baidu, Inc.		21,014	26,853	464	66

The accompanying notes are an integral part of the consolidated financial statements.

F-
7

BAIDU, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income ( loss )	18,288	22,582	(2,288)	(328)
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of fixed assets and computer parts	3,805	3,730	5,615	807
Amortization of intangible assets	7,943	12,457	13,546	1,946
Deferred income tax, net	(756)	(761)	(696)	(100)
Share-based compensation	3,244	4,676	5,626	808
Provision for doubtful accounts	585	451	429	61
Investment and interest income	(3,244)	(7,648)	(2,305)	(332)
Amortization and impairment of produced content	811	2,266	2,977	428
Impairment of other assets	2,358	1,389	10,714	1,539
Loss from equity method investments	63	79	1,254	180
(Gain) loss on disposal of subsidiaries	(5,550)	(5,525)	578	83
Barter transaction revenue	(763)	(1,083)	(683)	(98)
Other non-cash expenses	362	124	456	66
Other	(30)	(51)	(78)	(11)
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts receivable	(721)	(1,611)	(1,779)	(256)
Amounts due from related parties	178	527	(135)	(19)
Other assets	448	(1,333)	(4,459)	(640)
Customer deposits and deferred revenue	966	912	1,515	217
Accounts payable and accrued liabilities	5,100	4,094	(1,653)	(238)
Deferred income	47	(64)	(37)	(5)
Amounts due to related parties	(306)	756	(139)	(20)

Net cash provided by operating activities	32,828	35,967	28,458	4,088

Cash flows from investing activities:
Acquisition of fixed assets	(4,779)	(8,772)	(6,428)	(923)
Acquisition of businesses, net of cash acquired	(553)	(1,978)	(969)	(139)
Acquisition of licensed copyrights	(9,087)	(13,116)	(12,152)	(1,745)
Acquisition of intangible assets excluding licensed copyrights	(35)	(385)	(541)	(78)
Purchases of held-to-maturity investments	(56,150)	(27,640)	(120,189)	(17,264)
Maturities of held-to-maturity investments	49,580	49,040	46,563	6,688
Purchases of available-for-sale debt investments	(209,628)	(284,149)	(218,171)	(31,338)
Sales and maturities of available-for-sale debt investments	198,517	239,861	291,163	41,823
Purchases of other long-term investments	(12,499)	(9,891)	(6,322)	(908)
Proceeds from disposal of long-term investments	19	2,524	7,517	1,079
Disposal of subsidiaries’ shares	1,431	5,581	(476)	(68)
Loans provided to related parties	—	(8,632)	—	—
Repayment of loans provided to related parties	—	12,270	24	3
Micro loan origination and disbursement	(63,597)	(35,824)	—	—
Principal payments received on micro loans	40,075	38,063	—	—
Purchases of other invested securities	(38,167)	(16,362)	—	—
Sales and maturities of other invested securities	27,917	24,949	—	—

Other investing ac tivities	7	1	7	1
Net cash used in investing activities	(76,949)	(34,460)	(19,974)	(2,869)

The accompanying notes are an integral part of the consolidated financial statements.

F-
8

BAIDU, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term loans	751	3,787	2,738	393
Repayments of short-term loans	(826)	(1,055)	(3,166)	(455)
Proceeds from long-term loans	299	1,168	946	136
Repayments of long-term loans	(3,330)	(98)	(168)	(24)
Loans borrowed from related parties	—	3,732	—	—
Proceeds from issuance of long-term notes, net of issuance costs	9,909	18,050	(10)	(1)
Repayment of long-term notes	(4,957)	(6,846)	(6,912)	(993)
Proceeds from issuance of convertible notes, net of issuance costs	8,463	5,035	7,910	1,136
Purchase of capped call s	—	(465)	(567)	(81)
Proceeds from issuance of subsidiaries’ shares	4,046	15,689	401	57
Repurchase of ordinary shares	(1,723)	(3,312)	(4,958)	(712)
Proceeds from exercise of share options	453	676	18	3
Proceeds from third-party investors for sale of financial products	101,189	15,143	—	—
Repayment to third-party investors for sale of financial products	(82,987)	(33,376)	—	—
Proceeds from secured borrowings from third-party financial institutions	16,008	10,380	—	—
Repayment of secured borrowings from third-party financial institutions	(2,730)	(13,426)	—	—
Other financing activit ies	(8)	—	(105)	(15)
Net cash provided by (used in) financing activities	44,557	15,082	(3,873)	(556)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(316)	1,902	1	—
Net increase in cash, cash equivalents and restricted cash	120	18,491	4,612	663
Cash, cash equivalents and restricted cash at beginning of the year	11,216	11,336	29,827	4,284
Cash, cash equivalents and restricted cash at end of the year	11,336	29,827	34,439	4,947

Supplemental disclosures:
Interest paid	1,205	1,579	2,448	352
Income taxes paid	3,300	5,509	4,100	589
Non-cash investing and financing activities:
Acquisition of fixed assets included in accounts payable and accrued liabilities	1,167	1,516	1,020	147
Acquisition of licensed copyrights included in accounts payable and accrued liabilities	4,040	6,337	5,486	788
Acquisition of licensed copyrights from nonmonetary content exchanges	782	642	968	139
Non-cash acquisitions of investments	765	764	28	4

The accompanying notes are an integral part of the consolidated financial statements.

F-
9

BAIDU, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares)

	Attributable to Baidu, Inc.					Noncontrolling interests	Total shareholders’ equity
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2016	34,726,805	—	8,323	85,734	(1,783)	(23)	92,251
Net income	—	—	—	18,301	—	(13)	18,288
Other comprehensive income	—	—	—	—	2,713	—	2,713
Issuance of shares by the Company’s subsidiaries	—	—	42	—	—	4,004	4,046
Acquisition of noncontrolling interests in a subsidiary	—	—	5	—	—	(5)	—
Exercise of share-based awards	235,210	—	454	—	—	—	454
Share-based compensation	—	—	3,264	—	—	—	3,264
Accretion of redeemable noncontrolling interests	—	—	—	17	—	—	17
Repurchase and retirement of ordinary shares	(145,783)	—	—	(1,724)	—	—	(1,724)
Disposal of subsidiaries’ shares	—	—	—	—	—	41	41

Balances at December 31, 2017	34,816,232	—	12,088	102,328	930	4,004	119,350

Cumulative effect of accounting change	—	—	—	2,787	(1,854)	—	933
Net income	—	—	—	27,573	—	(4,991)	22,582
Other comprehensive income	—	—	—	—	1,134	1,006	2,140
Business combinations	—	—	75	—	—	1,312	1,387
Issuance of shares by the Company’s subsidiaries	—	—	14,984	—	—	(733)	14,251
Exercise of share-based awards	325,879	—	689	—	—	—	689
Share-based compensation	—	—	4,340	—	—	217	4,557
Accretion of redeemable noncontrolling interests	—	—	—	(130)	—	(16)	(146)
Repurchase and retirement of ordinary shares	(207,165)	—	—	(3,312)	—	—	(3,312)
Disposal of subsidiaries’ shares	—	—	1,323	—	—	235	1,558
Conversion of iQIYI preferred shares recognized as redeemable noncontrolling interests to ordinary shares	—	—	—	—	—	11,150	11,150
Equity component of convertible senior notes, net of issuance costs	—	—	206	—	—	156	362
Purchase of capped call	—	—	(264)	—	—	(201)	(465)

Balances at December 31, 2018	34,934,946	—	33,441	129,246	210	12,139	175,036

The accompanying notes are an integral part of the consolidated financial statements.

F-
10

BAIDU, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares)

	Attributable to Baidu, Inc.
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total shareholders’ equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2018	34,934,946	—	33,441	129,246	210	12,139	175,036
Net income	—	—	—	2,057	—	(4,345)	(2,288)
Other comprehensive income	—	—	—	—	(1,593)	103	(1,490)
Business combinations	—	—	—	—	—	266	266
Acquisition of non-controlling interests in a subsidiary	—	—	(22)	—	—	(43)	(65)
Issuance of shares by the Company’s subsidiaries to noncontrolling interest	—	—	(19)	—	—	325	306
Exercise of share-based awards	312,463	—	18	—	—	—	18
Share-based compensation	—	—	5,045	—	—	504	5,549
Dividends paid and payable by the Company’s subsidiaries	—	—	—	—	—	(128)	(128)
Accretion of redeemable noncontrolling interests	—	—	—	(77)	—	(34)	(111)
Repurchase and retirement of ordinary shares	(664,534)	—	—	(4,958)	—	—	(4,958)
Disposal of subsidiaries’ shares	—	—	13	—	—	(863)	(850)
Equity component of convertible senior notes, net of issuance costs	—	—	559	—	—	429	988
Purchase of capped call	—	—	(321)	—	—	(246)	(567)

Balances at December 31, 2019	34,582,875	—	38,714	126,268	(1,383)	8,107	171,706

Balances at December 31, 2019, in US$		—	5,561	18,137	(199)	1,164	24,663

The accompanying notes are an integral part of the consolidated financial statements

F-
1
1

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
1.	ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS
Baidu, Inc. (“Baidu” or the “Company”) was incorporated under the laws of the Cayman Islands on January 18, 2000. The Company, its subsidiaries, VIEs and subsidiaries of the VIEs are hereinafter collectively referred to as the “Group.”
As of December 31, 2019, the Company has subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Hong Kong, Japan, Cayman Islands and British Virgin Islands (“BVI”). As of December 31, 2019, the Company also effectively controls a number of variable interest entities (“VIEs”) through the Primary Beneficiaries, as defined below. The VIEs include:
•	Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”), controlled by the Company;
•	Beijing Perusal Technology Co., Ltd. (“Beijing Perusal”), controlled by the Company;
•	Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI”), and other VIEs controlled by iQIYI, Inc. (“iQIYI VIEs”); and
•	Other VIEs controlled by the Company or the Company’s subsidiaries .
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
PRC laws and regulations prohibit or restrict foreign ownership of internet content, advertising, audio and video services, and mobile application distribution businesses, etc. To comply with these foreign ownership restrictions, the Group operates its websites and primarily provides services subject to such restriction in the PRC through the VIEs, the PRC legal entities that were established or whose equity shares were held by the individuals authorized by the Group. The paid-in
 capital of the VIEs was mainly funded by the Company or its subsidiaries through loans extended to the authorized individuals who were the shareholders of the VIEs. The Company or its subsidiaries has entered into proxy agreements or powers of attorney and exclusive equity purchase option agreement with the VIEs and nominee shareholders of the VIEs through the Company or its subsidiaries (“Primary Beneficiaries”), which give the Primary Beneficiaries the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIEs through the Primary Beneficiaries or their wholly-owned subsidiaries in the PRC, which obligate the Primary Beneficiaries to absorb losses or receive economic benefits of the VIEs’ that could potentially be significant to the VIEs or entitle the Primary Beneficiaries to receive economic benefits from the VIEs that could potentially be significant to the VIEs. In addition, the Group has entered into certain agreements with the shareholders of the VIEs through the Primary Beneficiaries or their wholly-owned subsidiaries, including loan agreements for the paid-in
 capital of the VIEs and equity pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs.
Despite the lack of legal majority ownership, there exists a parent-subsidiary relationship between the Primary Beneficiaries and the VIEs through the aforementioned agreements with the shareholders of the VIEs. The shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Primary Beneficiaries. In addition, through the other exclusive agreements, which consist of operating agreements, technology consulting and services agreements and license agreements, the Primary Beneficiaries, by themselves or their wholly-owned subsidiaries in the PRC, demonstrate their ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the

F-
12

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
VIEs. The VIEs are subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) Topic 810,
 Consolidation
.
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
Loan Agreements
Pursuant to loan agreements amongst the shareholders of Baidu Netcom and Baidu Online Network Technology (Beijing) Co., Ltd. (“Baidu Online”), one of the Company’s subsidiaries, Baidu Online provided interest-free loans in an aggregate amount of RMB13.4 billion (US$1.9 billion) to the shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with the proceeds from the sale of the shareholders’ equity interest in Baidu Netcom to Baidu Online or its designated person. The term of the loan agreements will expire on July 9, 2029 and August 19, 2029, and can be extended with the written consent of both parties before its expiration.
Pursuant to loan agreements amongst the shareholders of Baidu Perusal and Baidu Online, the amount of loans extended to the respective shareholders of Beijing Perusal is RMB3.2 billion (US$459 million). The term of the loan agreements will expire on March 30, 2028 and October 29, 2029, and can be extended with the written consent of both parties before its expiration. Each of the loan agreements amongst Baidu Online or other subsidiaries and the respective shareholders of Beijing Perusal or other VIEs, including iQIYI VIEs
,
contains substantially the same terms as those described above, except that the amount of the loans and the contract expiration date varies.
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
Each of the
exclusive
equity purchase and transfer option agreements amongst Baidu Online or other subsidiaries, Beijing Perusal and their shareholders, or other VIE and their shareholders contains substantially the

F-
13

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
same terms as those described above. Each of the agreements will terminate upon the transfer of all the equity interests held by the shareholders of Beijing Perusal or other VIEs, including iQIYI VIEs, as the case may be, to Baidu Online or its designated
person(s) or upon expiration of the term of business of Baidu Online, Beijing Perusal or other VIEs, including iQIYI VIEs.
Commitment Letters
Pursuant to the commitment letter dated January 30, 2013, under the condition that Beijing iQIYI remains as a consolidated affiliated entity of iQIYI under United States generally accepted accounting principles (“U.S. GAAP”) and the relevant contractual arrangements remain in effect, iQIYI commits to provide unlimited financial support to Beijing iQIYI, if Beijing iQIYI requires any form of reasonable financial support for its normal business operations. If Beijing iQIYI incurs any losses and as a result cannot repay its loans from iQIYI and Beijing QIYI Century Science & Technology Co., Ltd (“Beijing QIYI Century”), one of iQIYI’s subsidiaries, iQIYI and Beijing QIYI Century would unconditionally forgive their loans to Beijing iQIYI, if Beijing iQIYI provides sufficient proof for its loss and incapacity to repay.
The commitment letters executed by other iQIYI VIEs contain terms similar to the terms described above.
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
Each of the proxy agreements or shareholder voting rights trust agreements amongst Baidu Online or other subsidiaries and the shareholders of Beijing Perusal and other VIEs contains substantially the same terms as those described above. Each of the proxy agreements will be in effect for an unlimited term unless terminated in writing by Baidu Online or other subsidiaries
. Each of the powers of attorney will be in effect for as long as the shareholder of Beijing Perusal or other VIEs
,

including iQIYI VIEs
,

holds any equity interests in Beijing Perusal or other VIEs
,
 including iQIYI VIEs
, as the case may be.
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

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
Each of the operating agreements amongst Baidu Online or other subsidiaries, Beijing Perusal and their shareholders or other VIEs including iQIYI VIEs and their shareholders contains substantially the same terms as those described above. Each of the agreements will be in effect for an unlimited term, until the term of business of Baidu Online, Beijing Perusal or other VIEs
,
including iQIYI VIEs
,
expires and extension is denied by the relevant approval authorities.
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
Netcom
. The agreement will be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.
Each of the exclusive technology consulting and services agreements between Baidu Online or other subsidiaries and Beijing Perusal or other VIEs, including iQIYI VIEs, contains substantially the same terms as those described above, except the basis of determining the service fees may differ.
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
Pursuant to the trademark license agreement and the software usage license agreement amongst Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing QIYI Century granted a non-exclusive and non-transferable license, without sublicensing rights, to Beijing iQIYI to use its trademarks and software. Beijing iQIYI may only use the licenses in its own business operations. Beijing QIYI Century has the right to adjust the service fees at its sole discretion. The initial term of the two agreements is five years and the software usage license agreement may be extended upon the written consent of Beijing QIYI Century. The trademark license agreement is automatically extended for successive one-year periods after its expiration unless Beijing QIYI Century early terminates the agreement in accordance with the provisions of the agreement. The software usage license agreement was extended for another five years after its initial term.
F
-15

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
Business Cooperation Agreement
Pursuant to the business cooperation agreement amongst Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing iQIYI agrees to provide Beijing QIYI Century with services, including internet information services, online advertising and other services reasonably necessary within the scope of Beijing QIYI Century’s business. Beijing iQIYI agrees to use, technology services provided by Beijing QIYI Century on its website, including but not limited to, P2P download and video on-demand systems. Beijing QIYI Century agrees to pay specified service fees to Beijing iQIYI as consideration for the internet information services and other services provided by Beijing iQIYI. Beijing iQIYI has the right to waive the service fees at its discretion. The term of this agreement is ten
years and can be renewed at Beijing QIYI Century’s discretion.
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
,
including iQIYI VIEs
,
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
Through the Contractual Arrangements, the shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in iQIYI VIEs to iQIYI. In addition, through the other exclusive agreements, which consist of the operation agreements, business cooperating agreement, exclusive technology consulting and services
agreements and trademark and software usage license agreements, iQIYI, through its wholly-owned subsidiaries in the PRC, have the right to receive economic benefits from iQIYI VIEs that potentially could be significant to iQIYI VIEs. Lastly, through the commitment letters, iQIYI has the obligation to absorb losses of iQIYI VIEs that could potentially be significant to iQIYI VIEs. Therefore, iQIYI is considered the primary beneficiary of iQIYI VIEs and consolidates iQIYI VIEs and their subsidiaries.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
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
As a result, the power and the rights pursuant to the Proxy Agreements have since been effectively reassigned from Baidu Online to the Company which has the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. The Company or its subsidiaries is also obligated to absorb the expected
losses or receive economic benefits of the VIE through the agreements mentioned above. Therefore, the Company has replaced Baidu Online as the Primary Beneficiary of Baidu Netcom and Beijing Perusal since March 2018. As the VIEs were subject to indirect control by the Company through its subsidiaries immediately before and direct control immediately after the contractual agreements were amended, the change of the primary beneficiary of the VIEs was accounted for as a common control transaction based on the carrying amount of the net assets transferred.
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
However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of any existing and/or future PRC laws or regulations and could limit the Company’s ability, through the Primary Beneficiaries, to enforce its rights under these contractual arrangements. Furthermore, shareholders of the VIEs may have interests that are different with those of the Company, which could potentially increase the risk that they would seek to breach the existing terms of the aforementioned agreements.
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

F-
1
7

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
The following tables set forth the financial statement balances and amounts of the VIEs and their subsidiaries were included in the consolidated financial statements after the elimination of intercompany balances and transactions among VIEs and their subsidiaries within the Group.

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
	(In millions)
Assets
Cash and cash equivalents	1,895	2,313	332
Short-term investments	2,912	1,892	272
Accounts receivable, net	3,750	5,023	722
Others	4,275	5,759	827

Total current assets	12,832	14,987	2,153

Fixed assets, net	4,183	3,839	551
Intangible assets, net	4,032	3,076	442
Long-term investments, net	18,923	21,825	3,135
Operating lease right-of-use assets	—	6,525	937
Others	12,639	12,325	1,770

Total non-current assets	39,777	47,590	6,835

Total	52,609	62,577	8,988

Liabilities
Accounts payable and accrued liabilities	13,889	15,774	2,266
Customer deposits and deferred revenue	3,704	4,841	695
Operating l ease liabilities	—	2,110	303
Others	1,219	1,967	283

Total current third-party liabilities	18,812	24,692	3,547
Operating l ease liabilities	—	4,227	607
Others	2,417	2,068	297
Total non-current third-party liabilities	2,417	6,295	904
Amounts due to the Company and its non-VIE subsidiaries, net	22,398	17,121	2,459

Total	43,627	48,108	6,910

Certain
figures
included in “Third-party liabilities” and “Inter-company liabilities” have been reclassified to “Amounts due to the Company and its non-VIE subsidiaries” in the table above to conform to the current year presentation.

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(In millions)
Total revenues	29,208	33,992	51,988	7,468
Net loss	(626)	(6,834)	(2,950)	(424)
Net cash provided by operating activities	3,698	2,396	1,649	237
Net cash used in by investing activities	(5,725)	(16,674)	(4,829)	(694)
Net cash provided by financing activities	2,985	11,916	3,604	518

F-1
8

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
As of December 31, 2019, there w
ere
 no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs, other than aforementioned in the equity pledge agreements and collateralization of a VIE’s office building or restricted cash as described in Note 10. The amount of the net assets of the VIEs was RMB
14.5
 billion (US$
2.1
billion) as of December
31
,
2019
. The creditors of the VIEs’ third-party liabilities did
not
have recourse to the general credit of the Company in normal course of business. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented.
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
Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the standalone selling prices of performance obligations and amounts of variable considerations of revenue contracts, accounts receivable and contract assets allowances, credit loss allowance for micro loan receivables, fair values of certain debt and equity investments, fair values of retained interests related to disposed entities, amortization and useful lives of licensed copyrights and produced content, ultimate revenue of produced content, fair value of nonmonetary content exchanges, impairment of long-lived assets, long-term investments and goodwill, the purchase price allocation and fair value of noncontrolling interests and redeemable noncontrolling interests with respect to business combinations, deferred tax valuation allowance and the valuation and recognition of share-based compensation arrangements, among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which
form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Currency Translation for Financial Statements Presentation

Translations of amounts from RMB into US dollar $ (USD) for the convenience of the reader have
been calculated at the exchange rate

of
 RMB6.9618 per US$
1.00
on December 31, 2019
, the last business day in fiscal year 2019
, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Foreign Currency
The Company’s functional currency is the US$. The Company’s subsidiaries, VIEs and subsidiaries of the VIEs determine their functional currencies based on the criteria of ASC Topic 830,
Foreign Currency Matters
. The

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
Company uses the RMB as its reporting currency. The Company uses the exchange rate as of the balance sheet date to translate its assets and liabilities and the average daily exchange rate for each month to translate its income and expense items to reporting currency. Any translation gains (losses) are recorded in other comprehensive income (loss). Transactions denominated in foreign currencies are measured and recorded into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies other than functional currency are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings as a component of “Other income (loss), net.”
Segment Reporting
As of December 31, 2018 and 2019, the Company had two reportable segments,

Baidu Core and iQIYI. Baidu Core mainly provides search-based, feed-based and other online marketing services, as well as products and services from our new AI initiatives. Search Services and Transaction Services were combined into Baidu Core beginning April 2017, to reflect the Company’s strategic and operational change to de-emphasize
 its transaction services business and shift more resources to support its online marketing and other services. iQIYI is an online entertainment service provider that offers original, professionally produced and partner-generated content on its platform. In early April 2018, iQIYI completed its initial public offering (“IPO”) on the Nasdaq Global Market.
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
Business Combinations
The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805,

Business Combinations
. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.
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
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
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
The Company adopted the new standard effective January 1, 2018, using the retrospective transition method. All restricted cash was presented on the face of consolidated balance sheet as “Restricted cash”.

Accounts Receivable, net of allowance
Accounts receivable are recognized and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Receivable balances are written off when they are deemed uncollectible. The Company generally does not require collateral from its customers.
The Company maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s payment history, the customer’s current credit-worthiness and current economic trends.

Receivables from Online Payment Agencies, net of allowance
Receivables from online payment agencies are funds due from the third-party online payment service providers for clearing transactions. Funds were paid or deposited by customers or users through these online payment agencies for services provided by the Company. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers used. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off when they are deemed uncollectible. The balances are included in “Other current assets, net” on the consolidated balance sheets. As of December 31, 2018 and 2019, no allowance for doubtful accounts was provided for the receivables from online payment agencies.

F-
2
1

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
Investments
Short-term investments
All highly liquid investments with original maturities of greater than three months
, but less than
twelve months
, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments.
The Company accounts for short-term debt investments in accordance with ASC Topic 320,
Investments—Debt Securitie
s (“ASC 320”)
.
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
Securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity
securities and stated at amortized cost. For individual securities classified as held-to-maturity
securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary, in accordance with ASC 320. Other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made.
Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, in accordance with ASC 320. Unrealized holding gains and losses for trading securities are included in earnings.

Debt investments not classified as trading or as
held-to-
maturity
are classified as
available-for-sale
debt securities, which are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive income (loss)” . An impairment loss on the available-for-sale
debt securities is recognized in earnings when the decline in value is determined to be other-than-temporary.
Long-term investments
The Company’s long-term investments consist of equity investments with readily determinable fair value, equity method investments, held-to-maturity debt investments, available-for-sale
debt investments, equity investments without readily determinable fair value, and other investments accounted for at fair value.
The Company adopted ASC Topic 321,
Investments–Equity Securities
(“ASC 321”) from January 1, 2018 and the cumulative effect of RMB
1.9
billion representing the unrealized gains of
available-for-sale
equity securities before the adoption was recorded as an adjustment to the opening retained earning
s. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820,
Fair Value Measurements and Disclosures
(“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same

F-
22

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
issuer, if any. Significant judgments are required to determine whether (i) observable price changes in orderly transactions are for instruments that are considered similar, and (ii) appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in earnings.
For equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired. For equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.
Investments that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity investments and stated at amortized cost. For individual securities classified as held-to-maturity investments, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary, in accordance with ASC 320. Other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt investment’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made.
Available-for-sale

debt investments are convertible debt instruments issued by private companies and investment in preferred shares that is
 redeemable at the Company’s option, which are measured at fair value. Interest income is
recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive income. An impairment loss on the available-for-sale debt investments, if any, is recognized in
earnings
when the decline in value is determined to be other-than-temporary.
Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323,
Investments-Equity Method and Joint Ventures
(“ASC 323”). Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. The Company subsequently adjusts the carrying amount of its investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings. The Company will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When the Company has other investments in its equity-method investee and is not required to advance additional funds to that investee, the Company would continue to report its share of equity method losses in its statement of comprehensive income after its equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of the Company’s other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference. The Company adopted a one-quarter
lag in reporting for its share of equity income/(loss) in all of its equity method investees.
The Company evaluates the equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Company when determining whether an investment has been other-than-temporarily-impaired, includes,

F-
23

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
but not limited to, the length of the time and the extent to which the market value has been less than cost, the financial performance and near-term prospect of the investee, and the Company’s intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary and is allocated to the individual net assets underlying equity method investments in the following order: 1) reduce any equity method goodwill to zero; 2) reduce the individual basis differences related to the investee’s long-lived assets pro rata based on their amounts relative to the overall basis difference at the impairment date and 3) reduce the individual basis difference of the investee’s remaining assets in a systematic and rational manner.
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
Fair Value Measurements of Financial Instruments
Financial instruments are in the form of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from and due to related parties, other receivables, long-term investments, short-term loans, accounts payable and accrued liabilities, customer advances and deposits, derivative instruments, notes payable, convertible senior notes and long-term loans. The carrying values of the aforementioned financial instruments included in current assets and liabilities approximate their respective fair values because of their general short maturities. The carrying amounts of long-term loans approximate fair values as the related interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The fair value of long-term investments that
are not reported at fair value are disclosed in Note 23.

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

F-
24

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
use are capitalized as construction in progress. Construction in progress is transferred to specific fixed assets items and depreciation of these assets commences when they are ready for their intended use.
Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest costs capitalized for the years ended December 31, 2017, 2018 and 2019 were insignificant.
Licensed Copyrights
, net
Licensed copyrights consist of professionally-produced content such as films, television series, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding
liability is recorded when the cost of the content is known, the content is accepted by the Company in accordance with the conditions of the license agreement and the content is available for its first showing on the Company’s websites. Licensed copyrights are carried at the lower of unamortized cost or net realizable value. Licensed copyrights are presented on the balance sheet as current and non-
current
, based on estimated time of usage.
The Company has two types of licensed copyrights, i) non-exclusive licensed copyrights and ii)
exclusive
licensed copyrights. For non-exclusive licensed copyrights, the Company has the right to broadcast the contents on its own websites. For exclusive licensed copyrights, in addition to the broadcasting right, the Company also has the right to sublicense the underlying contents to external parties.
Non-exclusive licensed copyrights are amortized using an accelerated or a straight-line method based on historical and estimated viewership consumption patterns over its economic useful lives. Estimates of future viewership consumption patterns and economic useful lives for licensed copyrights are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization pattern are accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250 (“ASC 250”),
Accounting Changes and Error Corrections
.

The purchase cost of exclusive licensed copyrights includes a broadcasting right and a right to sublicense the content to external parties, and the Company allocates the content cost to these two rights when the exclusive licensed copyrights
are initially recognized based on the relative proportion of the Company’s estimate of the total revenues that will be generated by each right over its economic useful lives. For the broadcasting right, which is the portion of an exclusive licensed copyright that generates direct and indirect online advertising and membership services revenues, the content costs are amortized in accordance with ASC subtopic 920-350 (“ASC 920-350”),
Entertainment-Broadcasters: Intangibles—Goodwill and Other
, using the same method as non-exclusive licensed copyrights as described above. For the right to sublicense the content to external parties, which is the portion of an exclusive licensed copyright that generates direct content distribution revenues, the content costs are amortized based on its estimated usage pattern. The Company reviews the forecasted total direct content distribution revenues on a periodic basis and any changes in estimates will result in the Company applying a revised fraction to the net carrying amount of the right to sublicense as of the beginning of the fiscal year.

On a periodic basis, the Company evaluates the program usefulness of the broadcasting rights of its licensed copyrights and records these rights at the lower of unamortized cost or estimated net realizable value pursuant to the guidance in ASC 920-350. When there is a change in the expected usage of licensed copyrights, the Company estimates net realizable value of licensed copyrights to determine if any impairment exists.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
Net realizable value is determined by estimating the expected cash flows generated from provision of online advertising and membership services, less any direct costs, over the remaining useful lives of the licensed copyrights. The Group estimates online advertising and membership services cash flows for each category of content separately. Estimates that impact advertising and membership services cash flows include anticipated levels of demand for the Group’s advertising and membership services and the expected selling prices of such services. For the right to sublicense to external parties, recoverability is assessed in accordance with ASC 926-20. The Company recognized impairment charges on licensed copyrights of RMB390 million, RMB181 million and nil for the years ended December 31, 2017, 2018 and 2019, respectively.
Goodwill and Intangible Assets
Goodwill
The Company assesses goodwill for impairment in accordance with ASC Subtopic
350-20,
Intangibles—Goodwill and Other: Goodwill
(“ASC
350-20”),
which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC
350-20.
As of December 31, 2018 and 2019, the Company has two reporting units, consisting of Baidu Core and iQIYI.
The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step
test in accordance with ASC
350-20.
If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not
that the fair value of the reporting unit is less than its carrying amount, the two-step
quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step
quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.
The Company performed qualitative assessments for the reporting unit of Baidu Core in 2018 and 2019. Based on the requirements of ASC
350-20,
the Company evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Company. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not
the fair value was less than the carrying amount of Baidu Core, and further impairment testing on goodwill was unnecessary as of December 31, 2018 and 2019.
The Company elected to assess goodwill for impairment using the two-step
 process for the reporting unit of iQIYI. Subsequent to iQIYI’s IPO, the Company primarily considered the quoted market price of iQIYI’s share to determine the fair value of the reporting unit. As of December 31, 2018 and 2019, the fair value of iQIYI exceeded its carrying amount
,
therefore, goodwill related to the iQIYI reporting unit was not impaired and the Company was not required to perform further testing.
On disposal of a portion of reporting unit that constitutes a business, the attributable amount of goodwill is included in the determination of the amount of profit or loss on disposal. When the Group disposes of a business

F-
26

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
within the reporting unit, the amount of goodwill disposed is measured on the basis of the relative fair value of the business disposed and the portion of the reporting unit retained. This relative fair value approach is not used when the business to be disposed was not integrated into the reporting unit after its acquisition, in which case the current carrying amount of the acquired goodwill should be included in the carrying amount of the business to be disposed.
Intangible assets
Intangible assets with finite lives are carried at cost less accumulated amortization. All intangible assets with finite lives are amortized using the straight-line method over the estimated useful lives, except for the sublicensing rights and certain licensed copyrights.
Intangible assets have weighted average useful lives from the date of purchase as follows:

Customer relationships	– 5 years
Software	– 5 years
Trademarks	– 10 years
User list	– 5 years
Licensed copyrights of video contents	– 3 years
Others	– 6 years
Intangible assets with indefinite useful life are not amortized and are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic
350-30,
Intangibles-Goodwill and Other: General Intangibles Other than Goodwill
(“ASC
350-30”).

Upon the initial application of ASC 842 on January 1, 2019, land use rights were presented as operating lease right-of-use assets (“ROU assets”). Such amount was included in the opening balance of operating lease ROU assets as of January 1, 2019 with no adjustments made to the comparative periods.
Produced Content, net
The Company produces original content in-house and collaborates with external parties. The cost incurred in the physical production of original content includes direct production costs, production overhead and acquisition costs and is reported separately as “Produced content” on the consolidated balance sheet. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Production costs exceeding the estimated total revenues to be earned (“ultimate revenue”) are expensed as cost of revenues. Ultimate revenue estimates include contracted revenue, if any, and revenue expected to be earned not exceeding ten years from the date of initial release from all sources, including exhibition, licensing, or exploitation of produced content if the Company has demonstrated a history of earning such revenue. The Company estimates ultimate revenue to be earned during the economic useful lives of produced content based on anticipated release patterns and historical results of similar produced content, which are identified based on various factors, including cast and crew, target audience and popularity. The Company amortizes produced content using an accelerated method based on historical and estimated usage patterns of its produced contents. Significant management judgement is required to estimate the growth rates for the Company’s membership services and online advertising revenue, which could significantly impact estimated ultimate revenue and usage patterns of produced content. These estimates are periodically reviewed and adjusted, if appropriate. The difference between expenses
determined using the new estimates and any amounts previously expensed during the fiscal year is recognized in the period of revision.

F-
27

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
The Company reviews unamortized produced content costs for impairment whenever events or circumstances indicate that the fair value of the produced content may be less than its unamortized cost.
Impairment of Long-Lived Assets Other Than Goodwill

The Company evaluates long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives other than licensed copyrights and produced contents, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC Topic 360,
Property, Plant and Equipment
. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheets.

Leases
The Company adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) from January 1, 2019 by using the modified retrospective method and did not restate the comparable periods. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company also elected the practical expedient not to separate lease and non-lease components of contracts, except for bandwidth service included in internet data center (“IDC”) facilities lease contracts. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

The Company determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Company recognizes an ROU asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. For finance leases, assets are included in property and equipment on the consolidated balance sheets. As most of the Company’s leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Company’s leases often include options to extend and lease terms include such extended terms when the Company is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Company is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term.

Upon adoption, the Company recognized ROU assets of RMB5.4 billion (US$782 million) and total lease liabilities (including current and non-current) RMB5.0 billion (US$716 million) for operating leases as of January 1, 2019. Total ROU assets included RMB265 million of land use rights that were previously presented in intangible assets on the consolidated balance sheet as of December 31, 2018. The impact of adopting ASU 2016-02 on the Company’s opening retained earnings and current year net income was insignificant. As of December 31, 2019, the Company recognized operating lease ROU assets of RMB7.3 billion (US$1.1 billion) and total lease liabilities RMB 6.8 billion (US$972 million), including current portion of RMB2.3 billion (US$328 million) for operating leases.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
Revenue Recognition
The Company adopted ASC Topic 606,
Revenue from Contracts with Customers
(“ASC 606”) from January 1, 2018, using the modified retrospective method. Revenues for the years ended December 31, 2018 and 2019 were presented under ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continue to be presented under ASC Topic 605,
Revenue Recognition
. The cumulative effect of adopting ASC 606 resulted in an increase of RMB
933

million to the opening balance of retained earnings at January 1, 2018, which is primarily related to the Company’s online marketing revenues.

Revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Starting from January 1, 2018, value added taxes (“VAT”) was reclassified from cost of revenue to net against revenues in accordance with ASC 606. Therefore, revenue for fiscal 2017 was reported gross of VAT and revenues for 2018 and 2019 were reported net of VAT.

The Company recognized VAT of RMB
4.8

billion, RMB
6.1
 billion and RMB
6.4
billion (US
$
925
million) for the years ended December
31
,
2017
,
2018
and
2019
, respectively.

	For the years ended
	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	US$
	(In millions)
Online marketing	73,146	81,912	78,093	11,217

iQIYI membership service	6,532	10,603	14,415	2,071
iQIYI content distribution	1,192	2,163	2,544	365
Interest income earned from provision of financial services	1,658	1,724	—	—
Others	2,281	5,875	12,361	1,776

Other revenue	11,663	20,365	29,320	4,212

Total revenue	84,809	102,277	107,413	15,429

The Company’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:
Performance-based online marketing services
Cost-per-
click
(“CPC”)
The Company’s auction-based P4P platform enables customers to bid for priority placement of paid sponsored links and reach users who search for information related to their products or services. P4P online marketing customers can choose from search-based and feed-based online marketing services, and select criteria for their inventory purchase, such as daily spending limit and user profile targeted, including, but not limited to, users from specific regions in China and users online
during specific time period. Revenue is recognized when all of the revenue recognition criteria are met, which is generally when a user clicks on one of the customer-sponsored links or feed-based marketing.
Other performance-based online marketing services
To the extent the Company provides online marketing services based on performance criteria other than cost-per-click, such as the number of downloads (and user registration) of mobile apps and the pre-determined ratios of

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
completed transaction volumes, revenue is recognized when the specified performance criteria are met along with the satisfaction of other applicable revenue recognition criteria.
Online display advertising services
The Company provides online display advertising services to its customers by integrating text description, image and/or video, and displaying the advertisement in the search result, in Baidu Feed or on other properties. The Company recognizes revenue on a pro-rata basis over the contractual term for cost per time advertising arrangements, commencing on the start date of the display advertisement, or based on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements.
Baidu Union online marketing services
Baidu Union is a program through which the Company expands distribution of its customers’ sponsored links or advertisements by leveraging the traffic of Baidu Union partners’ online properties. The Company acquires traffic from Baidu Union partners and is responsible for service fulfillment, pricing and bearing inventory risks. As principal, the Company recognizes revenue on a gross basis, based on customer billing. Payments made to Baidu Union partners are recorded as traffic acquisition costs, which are included in “cost of revenues” in the consolidated statements of comprehensive income.
Online marketing services customers are required to pay a deposit before using our services. Once their account balance falls below a designated amount, they will receive an automated notice from the Company to replenish their accounts. Customer deposit is deducted when a user clicks on the customer’s link in the search result or when other performance criteria other than CPC have been satisfied. The Company offers payment terms to certain customers based on their credit history with the Company and other credit factors. The Company may also offer payment terms to certain agencies, as is common in the industry.
Collection
Certain customers of online marketing services are required to pay a deposit before using our services and are sent automated reminders to replenish their accounts when the balance falls below a designated amount. The deposits received are recorded as customer deposits and deferred revenue on the consolidated balance sheets. The amounts due to the Company are deducted from the deposited amounts when users click on the paid sponsored links in the search results or other performance criteria have been satisfied. In addition, the Company offers payment terms to some of our customers based on their historical marketing placements and credibility. The Company also offers longer payment terms to certain online payment agencies, consistent with industry practice.
Payment terms and conditions vary by customer and are based on the billing schedule established in our contracts or purchase orders with customers, but we generally provide credit terms to customers within one year; therefore, we have determined that our contracts do not include a significant financing component.
Sales incentives
The Company provides sales incentives to agents that entitle them to receive price reduction on the online marketing services by meeting certain cumulative consumption requirements. The Company accounts for these incentives granted to customers as a variable consideration and net them against revenue. The amount of variable consideration is measured based on the most likely amount of incentives to be provided to customers.

F-
30

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
Membership services
The Company offers membership services that allow subscribers access to a library of premium content or personal cloud service, in exchange for non-refundable
upfront membership fees. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as deferred revenue and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from on-demand
content purchases and the sale of right to other services, such as other memberships, which the Company acquires and controls before they are transferred to customers.
Content distribution
The Company generates revenues from
sub-licensing
content licensed from vendors for cash or through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements the Company enters into with the vendors have a specified license period and provide the Company rights to sub-license
these contents to other parties. The Company enters into a
non-exclusive
sub-license
agreement with a
sub-licensee
for a period that falls within the original exclusive license period. For cash sub-licensing
transactions, the Company is entitled to receive the
sub-license
fee under the
sub-licensing
arrangements and does not have any future obligation once it has provided the underlying content to the sub-licensee
(which is provided at or before the beginning of the
sub-license
period). The
sub-
licensing of content represents a license of functional intellectual property that grants a right to use the Company’s licensed copyrights, and is recognized at the point in time when the licensed copyright is made available for the customer’s use and benefit.
The Company also enters into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provide rights for each party to broadcast the licensed copyrights received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. The Company accounts for these nonmonetary exchanges based on the fair value of the asset received starting from January 1, 2018, when ASC 606 was adopted. Barter sublicensing revenues are recognized in accordance with the same revenue recognition criteria above. The Company estimates the fair value of the licensed copyrights received based on various factors, including the purchase price of similar non-exclusive and/or exclusive contents, broadcasting schedule, cast and crew, themes popularity, and box office. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright, calculated based on its estimated usage pattern.
The Company recognized barter sublicensing revenues of RMB763 million, RMB1.1 billion and 683
m
illion (US$98 million) and related costs of RMB650 million, RMB1.0 billion and RMB570
m
illion (US$82 million) for the years ended December 31, 2017, 2018 and 2019, respectively.
Financial services
The Company offers financial services which include provision of installment payment services to consumers and wealth management services to third-party investors. Interest income earned from provision of financial services is reported as “Other revenues” and reported on a net basis after deduction of related interest costs incurred. The Company recognized gross interest income of RMB3.5 billion and RMB3.3 billion and interest costs of RMB1.9 billion and RMB1.6 billion for the years ended December 31, 2017 and 2018, respectively. The financial services business was disposed of in August 2018 (Note 4).

F-
3
1

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
Cloud services
The Company provides cloud services, which include computing, database, storage and other services and allow customers to use hosted software over the contract period without taking possession of the software, generally on either a subscription or consumption basis. Revenue related to cloud services provided on a subscription basis is recognized ratably over the contract period. Revenue related to cloud services provided on a consumption basis, such as the amount of storage used in a period, is recognized based
on the customer utilization of such resources.
Sales of hardware
The Company sells hardware products via distributors or directly to end customers. Revenue from the sales of hardware is recognized when control of the goods is transferred to customers, which generally occurs when the products are delivered and accepted by the
customers. Revenue is recorded net of sales incentives and return allowance.
Other revenue recognition related policies
For arrangements that include multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and displayed at different times, the Company would evaluate all of the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price. The Company generally determines standalone selling prices based on the prices charged to customers on a standalone basis or estimate it using an expected cost plus margin approach. If a promised good or service does not meet the criteria to be considered distinct, it is combined with other promised goods or services until a distinct bundle of goods or services exists.
Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services customers are required to pay before the services are delivered to the customer. When either party to a revenue contract has performed, the Company recognizes a contract asset or a contract liability on the consolidated balance sheet, depending on the relationship between the entity’s performance and the customer’s payment. Contract liabilities were mainly related to fees for membership services to be provided over
the membership period, which were presented as deferred revenue on the consolidated balance sheets. The year over year increase in deferred revenue as compared to the year ended December 31, 2018 is a result of the increase in consideration received from the Company’s customers.
Revenue recognized for the year ended December 31, 2019 that was included in contract liabilities as of January 1, 2019 was RMB
3.1

billion (US$
444

million).
Contract assets represent unbilled amounts related to the Group’s rights to consideration for advertising services delivered and are included in “Other current assets, net” on the consolidated balance sheets. As of December 31, 2018 and 2019, contract assets were RMB
1.4
billion and RMB
1.9

b
illion (US$

million), net of allowance for doubtful accounts of RMB21 million and RMB7 million (US$1 million), respectively. The increase in the balance of contract assets was primarily due to more outstanding advertising contracts as of December 31, 2019 compared to the prior year for which the Group had commenced to provide advertisement placements but had not completed all specified advertising services in the contract, which corresponds to when the Group has the right to bill its customers.
The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.
F-
3
2

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
Cost of Revenues
Cost of revenues consists primarily of traffic acquisition costs, bandwidth costs, depreciation, content costs, payroll, cost of hardware sold and related costs of operations. Starting from January 1, 2018, VAT was recorded net against revenue instead of as cost of revenue.
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
Advertising and Promotional Expenses
Advertising and promotional expenses, including advertisements through various forms of media and kinds of marketing and promotional activities, are included in “Selling, general and administrative expense” in the consolidated statements of comprehensive income (loss) and are expensed when incurred. Advertising and promotional expenses for the years ended December 31, 2017, 2018 and 2019 were
RMB4.6 billion, RMB10.1 billion and RMB10.5 billion (US$1.5 billion), respectively.
Government Subsidies
Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government subsidies, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies of non-operating
nature with no further conditions to be met are recorded as
non-operating
income in “Other income, net” when received. The government subsidies with certain operating conditions are recorded as “
D
eferred income” when received and will be recorded as operating income when the conditions are met.
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
The Company applies the provisions of ASC Topic 740,
Income Taxes
(“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the years ended December 31, 2017, 2018 and 2019, the amounts of unrecognized tax benefits as well as interest and penalties associated with uncertainty in income taxes were insignificant.
Share-based Compensation
The Company accounts for share-based compensation in accordance with ASC Topic 718,
Compensation-Stock Compensation
(“ASC 718”)
.
The Company has elected to recognize share-based compensation using the

F-
3
3

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
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
505-50,
Equity: Equity-based Payments to Non-Employees
. Prior to adopting ASU
2018-07,
Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to simplify the accounting for share-based payments to nonemployees
(“ASU
2018-07”)
on January 1, 2019, the Company uses the Black-Scholes-Merton option pricing model method to measure the value of options granted to non-employees
at each vesting date to determine the appropriate charge to share-based compensation.
The Company’s adopted ASU
2018-07
on January 1, 2019
using
the modified retrospective method. Subsequent to the adoption, the Company measures equity-classified nonemployee awards using their fair value on grant date. The impact of adopting the new standard was insignificant.
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
Diluted earnings per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities such as stock options, restricted shares and convertible senior notes have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options, restricted shares subject to forfeiture, and contracts that may be settled in the Company’s stock or cash. The dilutive effect of outstanding stock options and restricted shares is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted earnings per Class A ordinary share assumes the conversion of Class B ordinary shares to Class A ordinary shares, while diluted earnings per Class B ordinary share does
not assume the conversion of such shares. The Company adjusts for the securities issued by subsidiaries and equity method investees in the calculation of income available to ordinary shareholders of the Company used in the diluted earnings per share calculation.

F-
3
4

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
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
Concentration of Risks
Concentration of credit risk
Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, contract assets and amounts due from related parties. As of December 31, 2019, the Company has RMB
147.4
 billion (US$
21.2
billion) in cash and cash equivalents, restricted cash, and short-term investments,
92
% and
8
% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. The Company’s total cash and cash equivalents, restricted cash, and short-term investments held at three
financial institutions in the PRC exceeded 10%, representing
24
%,
21
%
 and

18
% of the Company’s total cash and cash equivalents, restricted cash, and short-term investments as of December 31, 2019, respectively.
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
F-3
5

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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
Accounts receivable and contract assets are typically unsecured and derived from revenue earned from customers and agents in China, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. The Company maintains reserves for estimated credit losses and these losses have generally been within its expectations. As of December 31, 2018 and 2019, the Company had
no
single customer with a receivable balance exceeding 10% of the total accounts receivable balance.
No customer or any Baidu Union partner generated greater than 10% of total revenues in any of the three years presented.
Amounts due from related parties are typically unsecured. In evaluating the collectability of the amounts due from related parties, the Company considers many factors, including the related parties’ repayment history and their credit-worthiness. An allowance for
doubtful accounts is made when collection of the full amount is no longer probable.
Business and economic risks
The Company participates in the dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations and cash flows: changes in the overall demand for services and products; changes in business offerings; competitive pressures due to existing and new entrants; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; brand maintenance and enhancement; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.
The Company’s operations could be adversely affected by significant political, economic and social uncertainties, epidemic and trade war disruptions in the PRC.
Currency convertibility risk
Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Foreign exchange transactions, including foreign currency payments, require the approval of the People’s Bank of China and/or regulatory institutions.
Foreign currency exchange rate risk
The functional currency and the reporting currency of the Company are the USD and the RMB, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents,
F
-3
6

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

restricted cash, short-term investments, long-term investments, accounts and notes payable and convertible senior notes denominated in the USD. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to the USD, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against USD. The appreciation of the USD against the RMB was approximately 1.26% in 2019. Most of the revenues and costs of the Company are denominated in RMB, while a portion of cash and cash equivalents, restricted cash, short-term investments, long-term investments, notes payable and convertible senior notes are denominated in the USD. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the USD in the future. Any significant fluctuation of the valuation of RMB may materially affect
the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in USD.
Derivative Instruments
ASC Topic 815,

Derivatives and Hedging

(“ASC 815”), requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in earnings.
Recent Accounting Pronouncements
In June 2016, the FASB issued ASU No.
 2016-13,
Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments
(“ASU
2016-13”)
which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU
2016-13
replaces the existing incurred loss impairment
model
with an expected loss methodology, which will result in more timely recognition of credit losses. ASU
2016-13
is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The
C
omp
any
 does not expect any material impact on net assets and the consolidated statement of comprehensive income (loss) as a result of adopting the new standard.
In January 2017, the FASB issued ASU 2017-04,
Simplifying the Test for Goodwill Impairment
(“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Company does not expect any material impact on its consolidated financial statements and related disclosures as a result of adopting the new standard.
In March 2019, the FASB issued ASU 2019-02,
Improvements to Accounting for Costs of Films and License Agreements for Program Materials
(“ASU 2019-02”). ASU 2019-02 aligns the accounting for production costs of an episodic television series with the accounting for production costs of films by removing the content distinction for capitalization. ASU 2019-02 also requires testing capitalized produced and licensed content for impairment using a fair value model at a film group level when the produced and licensed contents are predominantly monetized with other produced and/or licensed contents. A film or film group represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other produced or licensed contents, which is the unit of account for testing impairment. The predominant monetization strategy

F-
3
7

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
should be
reasse
ssed
if there is a significant change to the monetization strategy of a produced or licensed content. Further, ASU 2019-02 requires that an entity reassess estimates of the use of a film in a film group and account for changes, if any, prospectively. The presentation and disclosure requirements in ASU 2019-02 also increase the transparency of information provided to users of financial statements about produced and licensed content. This update will be effective for the Company’s fiscal years beginning after December 15, 2019, and interim periods within those fiscal years.
The Company will adopt ASU 2019-02 on January 1, 2020 and report cash outflows for the costs incurred to obtain rights for both produced and licensed content as operating cash outflows in the statement of cash flows. As the majority of the Company’s produced and licensed content are predominantly monetized as a group, upon adoption
of the new standard, they will be reviewed for impairment when there are events or changes in circumstances that indicate such assessment should be made.
3.	BUSINESS COMBINATIONS
Business combinations in 2018:
During the year ended December 31, 2018, the Company completed several business combinations, to complement its existing businesses and achieve synergies. The acquired entities individually and in aggregate were insignificant. Results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since the acquisition dates.

RMB
(In millions)
Purchase consideration	2,378

Net assets acquired, excluding intangible assets and the related deferred tax liabilities	1,545
Intangible assets, net	1,424
Deferred tax liabilities	(292)
Pre-existing equity interests	(1,651)
Noncontrolling interests	(1,312)
Redeemable non-controlling interests (Note 17)	(698)
Goodwill	3,362

2,378

The aggregate purchase price allocation includes acquisition of certain acquirees
, which were equity method
investees
of the Company prior to the acquisitions. In aggregate, a
re-measurement
gain relating to the Company’s
pre-existing
equity interest of RMB
630
 million was recognized during the year ended December
31
,
2018
. The Company applied the equity method of accounting by recognizing its share of the profit or loss in these equity method investees
up to their respective dates of acquisition.
Goodwill, which is
non-deductible
for tax purpose
s
, is primarily attributable to the synergies expected to be achieved from the acquisitions.
Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees
were presented because the effects of these business combinations, individually and in the aggregate, were not significant to the Company’s consolidated results of operations.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
Business combinations in 2019:
During the year ended December 31, 2019, the Company completed several business combinations, total purchase consideration in aggregate was RMB1.2 billion (US$168 million), among which RMB978 million (US$140 million) was allocated to goodwill. The Company expects to achieve significant synergies from such acquisitions which it plans to complement its existing businesses. The acquired entities were considered insignificant, both individually and in aggregate.

Results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since the acquisition date.

	RMB	US$
	(In millions)
Purchase consideration	1,168	168

Net assets acquired, excluding intangible assets and the related deferred tax liabilities	229	33
Intangible assets, net	543	78
Deferred tax liabilities	(134)	(19)
Noncontrolling interests	(266)	(38)
Redeemable non-controlling interests (Note 1 7 )	(182)	(26)
Goodwill	978	140

	1,168	168

Goodwill, which is non-deductible for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisitions.
Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, individually and in the aggregate, were not significant to the Company’s consolidated results of operations.
The valuations used in the purchase price allocation described above were determined by the Company with the assistance of independent third-party valuation firms. The valuation reports considered generally accepted valuation methodologies such as the income, market and cost approaches. As the acquirees are all private companies, the fair value estimates of pre-existing
equity method investments or noncontrolling interests are based on significant inputs considered by market participants which mainly include (a) discount rate, (b) projected terminal value based on future cash flow (c) financial multiple of companies in the same industry and (d) adjustment for lack of control or lack of marketability.
4.	INVESTMENTS
Short-term Investments
As of December 31, 2019, the Company’s short-term investments comprised of only debt securities. Short-term held-to-maturity
investments were mainly deposits in commercial banks with maturities of less than one year and the Company ha
d
 the positive intent and ability to hold those securities to maturity. The short-term available-for-sale
investments include wealth management products issued by commercial banks and other financial institutions.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
During the years ended December 31, 2017, 2018 and 2019, the Company recorded interest income from its short-term investments of RMB3.0 billion, RMB3.9 billion and RMB5.4 billion (US$771 million) in the consolidated statements of comprehensive income, respectively.
Short-term investments classification as of December 31, 2018 and 2019 were shown as below:

	As of December 31, 2018
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB
	(In millions)
Held-to-maturity debt investments	27,388	119	—	—	—	27,507
Available-for-sale debt investments	83,100	—	—	1,216	(78)	84,238

	As of December 31, 2019
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(In millions)
Held-to-maturity debt investments	107,287	367	—	—	—	107,654	15,464
Available-for-sale debt investments	5,440	—	—	197	—	5,637	810
Long-term Investments
Equity investments at fair value with readily determinable fair value
Equity investments at fair value with readily determinable fair value represent investments in the equity securities of publicly listed companies, for which the Company does not have significant influence. Starting in January 1, 2018 after adopting ASC 321, these investments were classified as equity investments at fair value with readily determinable fair value and reported at fair value. Changes in fair value are recognized in earnings, instead of accumulated other comprehensive income (loss).
Equity investments at fair value without readily determinable fair value
In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

The total carrying value of equity investments measured at fair value using the measurement alternative held as of December 31, 2018 and 2019 were as follows:

	As of December 31, 2018	As of December 31, 2019	As of December 31, 2019
	RMB	RMB	US$
	(In millions)
Initial cost basis	26,728	21,211	3,047
Cumulative unrealized gains	6,271	5,636	810
Cumulative unrealized losses (including impairment)	(3,730)	(2,161)	(311)

Total carrying value	29,269	24,686	3,546

Total unrealized and realized gains and losses of equity securities without readily determinable fair values in 2018 and 2019 were as follows:

	For the years ended December 31,
	2018	2019	2019
	RMB	RMB	US$
	(In millions)
Gross unrealized gains	7,119	1,447	208
Gross unrealized losses (including impairment) (1)	(2,867)	(1,641)	(236)

Net unrealized gains (losses) on equity securities held	4,252	(194)	(28)
Net realized gains on equity securities sold	124	211	30

Total net gains recognized in other income, net	4,376	17	2

(1)	Gross unrealized losses (downward adjustments excluding impairment) were RMB2,412 m illion and RMB863 million (US$124 million) for the years ended December 31, 2018 and 2019, respectively.
In May 2017, the Company completed the disposal of its mobile game business, and recognized a gain of RMB923 million in “Other income, net.”
In August 2017, the Company completed the disposal of Xiaodu Life Technology Ltd (“Xiaodu”), a former subsidiary of the Company engaged in the business of takeout delivery services, to Rajax Holding, a China based delivery company. The Company recognized a total gain of RMB
4.6 billion in “Other income, net.” in 2017.
In October 2017, the Company completed the share purchase transaction of China United Network Communication Limited (“China Unicom”), a listed telecommunications company in China. The total purchase consideration was RMB7.0 billion in cash with RMB4.0 billion attributable to noncontrolling interest. The China Unicom investment was held by a non-wholly-owned
subsidiary of the Company and was accounted for as a cost method investment, due to a three-year holding requirement before adopting ASC 321. Subsequent to the adoption of ASC 321 it was accounted for as an equity investment at fair value, using the measurement alternative in 2018 and as equity investment with readily determinable fair value at the end of 2019.
Equity method investments
The carrying amounts of the Company’s equity method investments were RMB44.1 billion and RMB27.1 billion (US$3.9 billion) as of December 31, 2018 and 2019, respectively. For the years ended December 31, 2018 and 2019, the impairment recognized for equity method investments were RMB167 million and RMB9.2 billion (US$1.3 billion), respectively.

F-
41

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
Equity Investment in Trip.com International, Ltd. (“Trip”) (formally known as Ctrip)
In October 2015, the Company deconsolidated the financial results of Qunar and accounted for the investment in Trip under the equity method in accordance with ASC 323, following a share exchange transaction with Trip (“Trip transaction”), which exchanged certain Class A and Class B ordinary shares in Qunar Cayman Islands Limited (“Qunar”) for certain newly-issued ordinary shares of Trip. The Company recorded the investment in Trip at the fair value of the shares acquired on the closing date of the Trip transaction.
A gain of RMB24.4 billion arising from the Trip transaction was recognized in “Other income(loss), net” in the consolidated statements of comprehensive income for the year ended December 31, 2015, with a corresponding increase in the carrying value of the investment. During 2019, the market value of Trip had significantly declined and remained below the carrying value of the investment for a prolonged period of time. Therefore, the Company concluded that the decline in market value of the investment in Trip was other-than-temporary as of September 30, 2019 and an impairment charge of RMB8.9 billion (US$
1.3
billion) was
recorded in the third quarter of 2019.
The Company made an adjustment to the equity method goodwill on acquisition of

RMB
8.9
billion

(US$
1.3
billion) accordingly.
In October 2019, the Company disposed an aggregate of 36 million American Depositary Shares of Trip for cash consideration of US$988 million. The Company recognized a disposal loss of RMB43 million (US$6 million).
After the partial disposal of the investment in Trip, the Company held approximately 12% equity interest in Trip and the Company can actively participate in the operating and financing policies of Trip through its two seats on Trip’s board of directors with a total of nine members. Accordingly, the Company continues to have significant influence over Trip
and
accounts for its remaining investment as an equity method investment in accordance with ASC 323.
As of December 31, 2019, the Company’s investments in Trip had a fair value of RMB
16.2
 billion (US$
2.3
billion), based on the closing
share
price.
The following tables set forth the summarized financial information of Trip:

	As of September 30, (i)
	2018 (ii)	2019	2019
	RMB	RMB	US$
	(In millions)
Current assets	84,464	75,578	10,856
Non-current assets	104,906	127,505	18,315
Current liabilities	69,065	74,118	10,646
Non-current liabilities	30,318	25,134	3,610
Noncontrolling interests	2,231	2,047	294

	For the twelve months ended September 30, (i)
	2017 (ii)	2018 (ii)	2019	2019
	RMB	RMB	RMB	US$
	(In millions)
Total revenues	25,731	29,944	34,958	5,021
Gross profit	20,725	24,019	27,627	3,968
Income from operations	2,626	3,302	4,271	613
Net income	2,282	2,807	3,764	541
Net income attributable to the investees	2,284	2,806	3,813	548

F-
4
2

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(i)	The Company adopted a one-quarter lag in reporting its share of equity income in T rip .
(ii)
T
rip adopted ASC 606
,
on a fully retrospective basis
,
and ASC 321 (collectively “new standards”) from January 1, 2018. The impact of the new standards on the Company’s financial statement
s
is immaterial, and prior period financial information of
T
rip was not restated.
Disposal of financial services business
In April 2018, the Company entered into definitive agreements relating to the disposal of its wholly-owned financial services business, which provided consumer credit, wealth management and other financial services. To facilitate the divesture, the Company conducted a series of legal restructuring and recapitalization of entities conducting the financial services business (“Du Xiaoman”), which were accounted for as transactions under common control.
In August 2018, Du Xiaoman issued preferred shares to third-party investors, which resulted in the Company becoming a minority shareholder of Du Xiaoman. Accordingly, Du Xiaoman was deconsolidated from the Group and a disposal gain of RMB5.5 billion was recognized in “Other income
(loss)
,
net” including RMB4.2 billion relates to the
re-measurement
of the Company’s retained investment in Du Xiaoman. The disposal of Du Xiaoman did not meet the definition of a discontinued operation per ASC Subtopic
205-20,
 Presentation of Financial Statements
—
Discontinued Operations
, as the divesture did not represent a shift in strategy nor had a major impact to the Group’s operation and financial results.

The Company retained an equity interest of 41% on a fully diluted basis, and accounted for Du Xiaoman as an equity method investment in accordance with ASC 323, as it retained significant influence over Du Xiaoman. The carrying amount of the Du Xiaoman investment in excess of the Company’s proportionate interest in Du Xiaoman was recognized as equity method goodwill of RMB3.5 billion, intangible assets of RMB851 million and related deferred tax liabilities of RMB213 million.
Deconsolidation of one of the Company’s subsidiaries
In December 2019, the Company lost control and therefore deconsolidated one of its subsidiaries. A non-cash disposal loss of RMB801 million was recognized in “Others, net.” The Company continued to have significant influence over the entity and accounted for its remaining equity interest in the entity as an equity method investment in accordance with ASC 323.
As of December 31, 2018 and 2019, in addition to the aforementioned equity method investments, the Company held other equity method investments through its subsidiaries or VIEs and over which had significant influence.
For the year ended December 31, 2019, equity method investments excluding Trip held by the Company in aggregate have met the significance criteria as defined under Rule
 4-08(g)
 of Regulation
 S-X.
Financial information for
the
Company’s equity method investments other than Trip are summarized as a group as follow:

	As of September 30,
	2018	2019	2019
	RMB	RMB	US$
	(In millions)
Current assets	100,313	86,713	12,456
Non-current assets	11,050	18,980	2,726
Current liabilities	78,935	65,450	9,401
Non-current liabilities	2,718	8,677	1,246
Noncontrolling interests	1,706	1,498	215

F-
4
3

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

	For the twelve months ended September 30, (i)
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(In millions)
Total revenues	1,681	4,633	12,598	1,810
Gross profit	671	916	6,247	897
Loss from operations	(303)	(418)	(680)	(98)
Net loss	(310)	(372)	(638)	(92)
Net loss attributable to the investees	(311)	(352)	(933)	(134)
(i)	The Company adopted a one-quarter lag in reporting its shares of equity income in all of its investees.
Investments accounted for at fair value
Long-term equity investments in unlisted companies held by consolidated investment companies are accounted for at fair value in accordance with ASC Subtopic
946-320,
Financial Services—Investment Companies, Investments—Debt and Equity Securities
. These investments are carried at fair value with realized or unrealized gains and losses recorded in “Other income(loss), net” in the consolidated statements of comprehensive income.
The methodology used in the determination of fair value for
held-to-maturity
debt investments,
available-for-sale
debt investments, equity investments with readily determinable fair value and other investment securities accounted for at fair value are disclosed in Note 23.
Long-term investments classification, excluding equity method investments
and equity investments at fair value without readily determinable fair value, as of December 31, 2018 and 2019 are shown as below:

	As of December 31, 2018
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB
	(In millions)
Equity investments at fair value with readily determinable fair value	5,605	—	—	664	(1,841)	4,428
Available-for-sale debt investment	1,167	—	—	—	—	1,167
Investments accounted for at fair value	1,139	—	—	318	—	1,457

	As of December 31, 2019
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(In millions)
Equity investments at fair value with readily determinable fair value	11,769	—	—	2,195	(2,630)	11,334	1,628
Available-for-sale debt investment s	3,913	—	—	138	(81)	3,970	570
Investments accounted for at fair value	1,309	—	—	597	(87)	1,819	261
Long-term held-to-maturity investments	496	—	(5)	—	—	491	70

F
-44

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
Available-for-sale debt investments are convertible debt instruments issued by private companies and investment in preferred shares that is redeemable at the Company’s option, which are measured at fair value. Investment in preferred shares that are
 redeemable at the Company’s option have no contractual maturity date.
The following table summarizes the estimated fair value of available-for-sale debt investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
	(In millions)
Due in 1 year	—	505	73
Due in 1 year through 5 years	—	10	1
Due in 5 year through 10 years	—	1,486	213
Not due at a single maturity date	1,167	1,969	283

Total	1,167	3,970	570

5.	ACCOUNTS RECEIVABLE

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
	(In millions)
Accounts receivable	6,614	8,344	1,198
Allowance for doubtful accounts	(599)	(928)	(133)

	6,015	7,416	1,065

The movements in the allowance for doubtful accounts were as follows:

	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(In millions)
Balance as of January 1	177	316	599	86
Amounts charged to expenses	190	299	331	47
Amounts written off	(51)	(16)	(2)	—

Balance as of December 31	316	599	928	133

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

6.	OTHER ASSETS

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
	(In millions)
Prepaid expenses	658	955	137
Advances to suppliers	1,686	964	138
Receivables from online payment agencies	892	585	84
Deposits	247	787	113
Licensed copyrights	1,176	1,225	176
Contract assets, net	1,415	1,876	269
VAT prepayments	436	1,605	231
Income tax prepayments	2	499	72
Others	329	693	100
Total other current assets	6,841	9,189	1,320
Long-term prepaid expenses	5,331	4,176	599
Produced content, net	3,736	4,355	626
Others	710	276	39

Total other non-current assets	9,777	8,807	1,264

7.	FIXED ASSETS

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
	(In millions)
Computer equipment	26,186	29,592	4,251
Office building	4,168	4,628	665
Office building related facility, machinery and equipment	2,168	2,317	333
Vehicles	190	203	29
Office equipment	813	944	135
Leasehold improvements	352	391	56
Construction in progress	720	313	45

	34,597	38,388	5,514
Accumulated depreciation and impairment	(16,694)	(20,077)	(2,884)

	17,903	18,311	2,630

The Company entered into
fi
nan
ce
 leases for certain computer servers and equipment. The gross amount and the accumulated depreciation of these servers and equipment were RMB201 million and RMB201 million
, respectively,
as of December 31
,
2018, and the
se
amounts as of December 31, 2019 were not material.
Depreciation expense, including assets under finance leases, for the years ended December 31, 2017, 2018 and 2019, was RMB3.8 billion, RMB3.7 billion and RMB5.6 billion (US$799 million), respectively. Impairment charges on fixed assets for the years ended December 31, 2017, 2018 and 2019 were not material.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
8.	GOODWILL AND INTANGIBLE ASSETS
Goodwill
The Company had
two
reporting units, Baidu Core and iQIYI, as of December 31
,
2018 and 2019.
The changes in the carrying amount of goodwill for each reporting unit from 2018 to 2019 was as follows:

	Baidu Core	iQIYI	Total
	RMB	RMB	RMB
	(In millions)
Balance at December 31, 2017	12,530	3,276	15,806

Goodwill acquired	2,750	612	3,362
Goodwill disposed	(569)	—	(569)
Foreign currency translation and other adjustments	(63)	—	(63)

Balance at December 31, 2018	14,648	3,888	18,536
Goodwill acquired	978	—	978
Goodwill disposed (i)	(1,265)	—	(1,265)
Foreign currency translation and other adjustments	1	—	1
Balance at December 31, 2019	14,362	3,888	18,250

Balance at December 31, 2019, in US$	2,063	558	2,621

(i)	Disposition during the year ended December 31, 2019 was primarily related to the disposal of a subsidiary (Note 4).
Intangible Assets
	As of December 31, 2018
	Gross carrying value	Accumulated impairment	Accumulated amortization	Net carrying value
	RMB	RMB	RMB	RMB
	(In millions)
Land use right	464	(130)	(69)	265
Customer relationships	589	—	(476)	113
Software	693	(7)	(506)	180
Trademarks	942	(2)	(499)	441
User list	684	(2)	(679)	3
Licensed copyrights	18,081	—	(11,324)	6,757
Others	2,291	(7)	(862)	1,422

	23,744	(148)	(14,415)	9,181

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

	As of December 31, 2019
	Gross carrying value	Accumulated impairment	Accumulated amortization	Net carrying value	Net carrying value
	RMB	RMB	RMB	RMB	US$
	(In millions)
Customer relationships	31	—	(31)	—	—
Software	509	(7)	(335)	167	24
Trademarks	658	(2)	(182)	474	68
User list	84	(2)	(79)	3	—
Licensed copyrights	20,287	—	(14,000)	6,287	903
Others	2,339	(408)	(975)	956	138

	23,908	(419)	(15,602)	7,887	1,133

The Company recognized impairment loss on intangible assets excluding licensed copyrights of RMB139 million, RMB5 million and RMB406 million (US$58 million) for the years ended December 31, 2017, 2018 and 2019, respectively. For impairment charges on licensed copyrights, please refer to Note 2.
Amortization expense of intangible assets were RMB7.9 billion, RMB12.5 billion and RMB13.5 billion (US$1.9 billion), for the years ended December 31, 2017, 2018 and 2019 respectively.
Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

	RMB	US$
	(In millions)
For the years ending December 31, 2020	3,943	566
2021	2,036	292
2022	1,044	150
2023	364	52
2024	121	17

The carrying amounts of intangible assets with indefinite useful li
v
es
 were insignificant as of December 31, 2018 and 2019.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
	(In millions)
Accrued payroll and welfare	1,898	2,407	346
Tax payable	2,342	3,115	447
Interest payable	382	310	45
Users’ and distributors’ deposits	661	641	92
Purchase of fixed assets and computer parts	1,890	1,220	175
Traffic acquisition costs	2,911	2,772	398
Bandwidth costs	2,085	2,492	358
Content acquisition costs	8,873	7,267	1,044
Funds collected on behalf of service providers	353	498	72
Payable to merchants	340	310	45
Accrued other operating expenses	10,680	8,925	1,282
Others	2,966	2,744	394

	35,381	32,701	4,698

10.	LOANS PAYABLE

Short-term Loans
Short-term loans as of December 31, 2018 and 2019 were secured loans borrowed by iQIYI, amounted to RMB3.0 billion and RMB2.6 billion (US$376 million), respectively, which consisted of RMB denominated borrowings from financial institutions in the PRC and were repayable within one year.
Repayment of all short-term loans is guaranteed by the subsidiaries and VIEs of iQIYI and either collateralized by an office building of one of iQIYI’s VIEs with a carrying amount of RMB562 million (US$81 million) as of December 31, 2019 or collateralized by restricted cash balances totaling RMB965 million (US$139 million) as of December 31, 2019.
As of December 31, 2018 and 2019, the weighted average interest rates for the outstanding borrowings were approximately 4.47% and 4.05%, respectively, and the aggregate amounts of unused lines of credit for short-term loans were RMB781
m
illion and RMB1.6
b
illion (US$233 million), respectively.
Long-term Loans
Baidu
In June 2016, the Company entered into a five-year term revolving facility agreement with a group of 21 syndicated bankers, pursuant to which the Company is entitled to borrow an unsecured US
D
 denominated floating rate loan of US$1.0 billion with a term of five years
and to borrow an unsecured US
D
denominated revolving loan of US$1.0 billion for
five years
. The facility was priced at 110 basis points over LIBOR and is intended for the general working capital of the Company. In June 2016, the Company drew down two
tranches of US$250 million each under the facility commitment. In November 2016, the Company drew down another two
tranches of US$250 million each under the facility commitment. In connection with the facility agreements, the Company entered into four interest rate swap agreements, pursuant to which the loans would be settled with a

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
fixed annual interest rate of 2.11%, 2.10%, 2.78% and 2.78% respectively, during the respective term of the loans.
The interest rate swap agreements met the definition of a derivative in accordance with ASC 815, Derivatives and Hedging (“ASC 815”). The derivatives related to the interest rate swap agreements are accounted for at fair value and included in “Other non-current
assets” on the consolidated balance sheets.
iQIYI
In April 2017, iQIYI entered into a
three-year
loan agreement with Bank of China, pursuant to which
iQI
Y
I
is entitled to borrow a secured RMB denominated loan of RMB299 million for the general working capital of iQIYI. In April 2017, iQIYI drew down RMB299 million with an interest rate of 4.47%, pursuant to the agreement, the principal shall be repaid by installments from
2017 to 2020. The repayment of the loan is guaranteed by a subsidiary of iQIYI and collateralized by an office building of one of iQIYI’s VIEs with a carrying amount of RMB562 million (US$81 million) as of December 31, 2019.
RMB25 million was repaid when it became due. As of December 31, 2018 and 2019, the total outstanding borrowings were RMB284 million and RMB274 million (US$39 million), respectively, among which RMB10 million and RMB274 million (US$39 million), respectively, were repayable within one year and were included in “Long-term loans, current portion” balance.
In September 2019, iQIYI entered into a two-year loan agreement with JPMorgan Chase Bank, N.A., pursuant to which iQIYI is entitled to borrow a secured RMB denominated loan of RMB800 million (US$115 million) for the general working capital of iQIYI. In 2019, iQIYI drew down RMB448 million (US$64 million) with an interest rate of 3.55%, pursuant to the agreement, the principal shall be repaid by installments from 2019 to 2021. The repayment of the loan is collateralized by long-term held-to-maturity debt securities with a stated cost
of RMB494 million (US$71 million). RMB3 million (US$424 thousand) was repaid when it became due in 2019. As of December 31, 2019, the total outstanding borrowings were RMB445 million (US$64 million), among which RMB34 million (US$5 million) was repayable within one year and were included in “Long-term loans, current portion” balance.
In December 2018, certain supplier invoices selected by iQIYI of RMB525 million were factored to a financial institution (“the
2018
factored receivables”) at a discount. These supplier invoices were recorded as accounts payables in the Company’s consolidated balance sheet. The factored receivables were further transferred to a securitization vehicle, whereby debt securities securitized by the factored receivables. The debt securities were issued to third party investors for the gross proceeds of RMB446 million, with maturities in December 2019 and December 2020. The proceeds raised from issuance of the asset-backed debt securities were used by the financial institution to factor the supplier invoices. At the same time, the credit terms of the iQIYI’s corresponding trade payables were extended to mirror the maturity of the asset-backed debt securities, and the effective interest rate was 7.00%.

In November 2019, certain supplier invoices selected by iQIYI of RMB587 million (US$84 million) were factored to a financial institution (the “2019 factored receivables”) at a discount. These supplier invoices were recorded as accounts payables in the Company’s consolidated balance sheets. The 2019 factored receivables were further transferred to a securitization vehicle, whereby debt securities securitized by the 2019 factored receivables. The debt securities were issued to third party investors for the gross proceeds of RMB500 million (US$72 million) and mature in November 2021. The proceeds raised from the issuance of the asset-backed debt securities were used by the financial institutions to factor the supplier invoices. At the same time, the credit terms of
iQIYI
’s corresponding trade payables were extended to mirror the maturity of the asset-backed debt securities, and the effective interest rate was 5.97%.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
As of December 31, 2019, the outstanding borrowings from asset-backed debt securities were RMB898 million (US$129 million). RMB75 million (US$11 million) of 2018 asset-backed debt securities was repaid when it became due in December 2019. RMB429 million (US$62 million) of asset-backed debt securities is repayable within one year and are included in “Long-term loans, current portion” and the remaining balance of RMB469 million (US$67 million) of 2019 asset-backed debt securities is included in non-current “Long-term loans” on the consolidated
balance sheets.
11.	NOTES PAYABLE

Baidu, Inc.
The Company issued and publicly sold unsecured senior notes,
and
the detail of the tranches are shown as flow:

	Issue date	Principal amount (US$ million)	Mature date	Effective interest rate
2017 Notes	November 28, 2012	750	November 28, 2017	2.36%*
2022 Ten-year Notes	November 28, 2012	750	November 28, 2022	3.59%
2018 Notes	August 6, 2013	1,000	August 6, 2018	3.39%*
2019 Notes	June 9, 2014	1,000	June 9, 2019	3.00%*
2020 Notes	June 30, 2015	750	June 30, 2020	3.13%
2025 Notes	June 30, 2015	500	June 30, 2025	4.22%
2022 Five-year Notes	July 6, 2017	900	July 6, 2022	3.08%
2027 Notes	July 6, 2017	600	July 6, 2027	3.73%
2023 Notes	March 29, 2018	1,000	September 29, 2023	3.99%
2028 March Notes	March 29, 2018	500	March 29, 2028	4.50%
2024 Notes	November 14, 2018	850	May 14, 2024	4.51%/ 4.54%
2028 November Notes	November 14, 2018	400	November 14, 2028	4.99%

*	2017 Notes, 2018 Notes and 2019 Notes were fully repaid when they became due.

The
 2017 Notes,
2018 Notes, 2019 Notes, 2020 Notes, 2022
Ten-year
Notes, 2025 Notes, 2022 Five-year Notes, 2027 Notes, 2023 Notes, 2028 March Notes, 2024 Notes and 2028 November Notes are collectively referred to as the “Notes
”
.
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
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
The 2023 Notes bear interest at the rate of 3.88% per annum and the 2028 March Notes bear interest at the rate of 4.38% per annum. Interest is
payable semi-annually in arrears on and of each year, beginning on September 29, 2018.
The 2024 Notes including US$600 million issued in November and US$250 million in December 2018, respectively, bear interest at the rate of 4.38% per annum and the 2028 November Notes bear interest at the rate of 4.88% per annum. Interest is
payable semi-annually in arrears on and of each year, beginning on May 14, 2019.
At maturity, the Notes are payable at their principal amount plus accrued and unpaid interest thereon.
The Notes do not contain any financial covenants or other significant restrictions. In addition, the Notes are unsecured and rank lower than any secured obligation of the Group and have the same liquidation priority as any other unsecured liabilities of the Group, but senior to those expressly subordinated obligations, if any. The Company may, at its discretion, redeem all or any portion of the Notes at any time, at the greater of the principal amount and the make whole amount plus accrued and unpaid interest. In addition, for the
2023 Notes, 2028 March Notes, 2024 Notes

and
2028 November Notes, the Company may at its discretion, redeem all or any portion of the Notes at one or three months before the maturity date of the
respective notes, at a price equal to the greater of 100% of the principal amount of such Notes plus accrued and unpaid interest, if any, to (but not including) the redemption date. As of December 31, 2019, the Company does not intend to redeem any portion of the Notes prior to the stated maturity dates. For certain of the n
otes, the Company has the obligation to redeem the
n
otes if a change in control occurs as defined in the indenture of the Notes.
The unpaid Notes were issued at a discount amounting to US$18 million. The total issuance costs of US$30 million were presented as a direct deduction from the principal amount of the Notes on the consolidated balance sheets. Both the discount and the issuance costs are amortized as interest expense using the effective interest rate method through the maturity dates of the Notes.
The principal amount and unamortized discount and debt issuance costs as of December 31, 2018 and 2019 were as follows:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
	(In millions)
Principal amount	49,867	43,519	6,251
Unamortized discount and debt issuance costs	(261)	(210)	(30)

	49,606	43,309	6,221

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
The following table summarizes the aggregate required repayments of the principal amounts of the Company’s long-term debts
(
including the notes payable and loans payable (Note

10
) but excluding convertible notes (Note 12
)
)
, in the succeeding five years and thereafter:

	RMB	US$
	(In millions)
For the years ending December 31, 2020	5,987	860
2021	7,902	1,135
2022	11,487	1,650
2023	6,962	1,000
2024	5,918	850
Thereafter	13,924	2,000

12.	CONVERTIBLE NOTES

iQIYI 2018 Convertible Notes
In January 2017, iQIYI issued US$1.5 billion of convertible notes (the “iQIYI 2018 Convertible Notes”) in a private placement, among which US$300 million was purchased by the Company and the remaining US$1.2 billion was purchased by external investors. The iQIYI 2018 Convertible Notes bear interest at a coupon rate of 1.50% per annum with a maturity date of January 25, 2018. The iQIYI
2018 Convertible

Notes can be converted into preferred shares in a qualified financing or at iQIYI’s election. The conversion option does not meet the definition of a derivative under ASC 815. On October 26, 2017, the US$1.5 billion iQIYI 2018 Convertible Notes and the related accrued interest were converted into 1,014,436,019 iQIYI’s Series G preferred shares. Upon the completion of
iQIYI’s
IPO, all preferred shares were converted into Class A ordinary shares of iQIYI (Note 17).
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
iQIYI
will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.
Concurrently with the issuance of the iQIYI 2023 Convertible Notes, iQIYI purchased capped
 call option
s
on
iQIYI’s
ADS with certain counterparties at a price of US$68 million. The capped call exercise price is equal to the initial conversion price of the iQIYI 2023 Convertible Notes and the cap price is US$38.42 per ADS, subject to certain adjustments under the terms of the capped call transaction. The cost of the capped call was recorded as a reduction of the Company’s additional paid-in
capital
and non-controlling interests
on the consolidated balance sheets with no subsequent changes in fair value be recorded.
As the conversion option may be settled entirely or partially in cash at iQIYI’s option, the Company separated the iQIYI 2023 Convertible Notes into liability and equity components in accordance with ASC
470-20,
Debt
with Conversion and Other Options
. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
of the liability component from the initial proceeds and recorded as additional paid-in
capital. Debt issuance costs were allocated to the liability and equity components based on the same proportion as the recognized amounts bifurcated based on gross proceeds from the iQIYI 2023 Convertible Notes. The difference between the principal amount of the iQIYI 2023 Convertible Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 7.04%
to accrete the discounted carrying value of the iQIYI 2023 Convertible Notes to its face value on December 1, 2021, the put date of the iQIYI 2023 Convertible Notes. The holders may require iQIYI to repurchase all or portion of the iQIYI 2023 Convertible
 Notes for cash on December 1, 2021, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
iQIYI 2025 Convertible Notes
In March 2019, iQIYI issued US$1.2 billion convertible senior notes due 2025 (“iQIYI 2025 Convertible Notes”). The iQIYI 2025 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable semi-annually in cash at a rate of 2.00% per annum with a maturity date of April 1, 2025, unless previously repurchased, redeemed or converted prior to such date.

The initial conversion rate of the iQIYI 2025 Convertible Notes is 33.0003 of iQIYI’s ADSs per US$1,000 principal amount of the iQIYI 2025 Convertible Notes. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.
Concurrently with the issuance of the iQIYI 2025 Convertible Notes, iQIYI purchased capped
 call option
s
on
iQIYI’s
 ADS with certain counterparties at a price of US$85 million. The capped call exercise price is equal to the initial conversion price of the iQIYI 2025 Convertible Notes and the cap price is US$40.02 per ADS, subject to certain adjustments under the terms of the capped call transaction. The cost of the capped call was recorded as a reduction of the Company’s additional paid-in
capital
and non-controlling
interests

on the consolidated balance sheets with no subsequent changes in fair value be recorded.
The accounting of iQIYI 2025 Convertible Notes is similar to that of iQIYI 2023 Convertible Notes.
The difference between the principal amount of the
iQIYI 2025 Convertible
Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 6.01% to accrete the discounted carrying value of the
iQIYI 2025 Convertible
Notes to its face value on
April 1, 2023
, the put date of the Notes.
 The holders may require iQIYI to repurchase all or portion of the iQIYI 2025 Convertible
Notes for cash on April 1, 2023, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
The

iQIYI
 2023 Convertible Notes and the
 iQIYI
2025 Convertible Notes are collectively referred to the Convertible Notes.
As of December 31,
2018 and
2019, the principal amount of the liability component
of the Convertible Notes were
 RMB5.2 billion
and RMB13.6 billion
(US$2.0 billion), unamortized debt discount
were
RMB446
millio
n
 and RMB1.3
b
illion
(US$184 million), and
the
net carrying amount of the liability component
we
re
 RMB4.7 billion
and RMB
12.3 billion
(US$1.8 billion), respectively.

The carrying amount of the equity component
of the Notes were
 RMB362 million
and RMB1.3 billion
(US$194 million)
,

respectively. For the
years ended December 31, 2018 and 2019, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the liability component were RMB24 million and RMB670 million (US$96 million), respectively. As of December 31, 2019, the liability component
 of the

iQIYI
 2023
Convertible
Notes and the
iQIYI

2025
Convertible
Notes
will be accreted up to the principal amount of US$750
million and US$1.2
b
illion
over a remaining period of 1.92 years
 and 3.25 years, respectively
.
The aggregate scheduled maturities of RMB5.2 billion (US$750 million) and RMB8.4 billion (US$1.2 billion)

of the Convertible Notes will be repaid when they become due in 2023 and 2025, respectively, assuming no

F-
54

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

conversion or redemption of the Convertible Notes prior to maturity, all convertible note holders hold the Convertible Notes to maturity and iQIYI elects to pay the amounts owed in cash.

13.	LEASES
Leases are classified as operating leases or finance leases in accordance with
ASC 842
.
The Company’s operating leases mainly related to land, office facilities, IDC facilities and vehicles. For leases with terms greater than 12 months,
the Company records the related asset and lease liability at the present value of lease payments over the term. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Company’s determination of lease payments when appropriate. As of
December 31, 2019, finance leases were insignificant.
As of December 31, 2019, the weighted
average remaining lease term was 6.3 years and weighted average discount rate was 4.45
% for the Group’s operating leases.
Operating lease
cost for the year ended December 31, 2019 w
as
 RMB
2.7 billion (US$382 million), which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2019 w as
RMB434 million (US$62 million). Variable lease cost w
as
immaterial for the year ended December 31, 2019.

For the year ended December 31, 2019, no lease cost for operating or finance leases was capitalized.

Supplemental cash flow information related to operating leases w as
 as follows:

	For the year ended December 31, 2019
	RMB	US$
	(In millions)
Cash payments for operating leases	2,631	378
ROU assets obtained in exchange for operating lease liabilities	3,896	560
Future lease payments under operating leases as of December 31, 2019 were as follows:

	Operating leases
	RMB	US$
	(In millions)
Year ending December 31,
2020	2,350	337
2021	1,705	245
2022	1,307	188
2023	1,080	155
2024	628	90
Thereafter	395	57

Total future lease payments	7,465	1,072
Less: Imputed interest	696	100

Total lease liability balance	6,769	972

As of December 31, 2019, additional operating leases that have not yet commenced were immaterial.

F-
55

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
14.	INCOME TAXES

Cayman Islands and BVI
Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
Subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5%
, and foreign-derived income is exempted from income tax. There are no withholding taxes in Hong Kong on remittance of
dividends.
Japan
As a result of the Japanese tax regulations amendments, the effective income tax rate are approximately 32%, 31% and 31% for the years ended December 31, 2017, 2018 and 2019, respectively.
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
Baidu Online, Baidu China and Baidu International enjoyed a reduced tax rate of 10% as qualified KSEs in 2017 and 2018
. Certain other PRC subsidiaries and VIEs, including Baidu Netcom, are qualified HNTEs and enjoy a reduced tax rate of 15% for the years presented, which will expire in 2020, 2021 and 2022.
Certain entities must
file required supporting documents with the tax authorities before using the preferential rates. Whether the entity is entitled to enjoy a preferential rate as a KSE is subject to relevant governmental authorities’ assessment each year. An entity could re-apply
for the HNTE certificate when the prior certificate expires. Historically, all of the Company’s subsidiaries and VIEs successfully re-applied
for the certificates when the prior ones expired.
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

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
Income (loss) before income taxes consists of:

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(In millions)
PRC	22,088	23,524	13,076	1,878
Non-PRC	(805)	3,801	(13,416)	(1,927)

	21,283	27,325	(340)	(49)

Except for the investment related gain recognized, the
pre-tax
losses from
non-PRC
operations consist primarily of operating costs, administration expenses, interest expenses and share-based compensation expenses.
Income taxes consist of:

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(In millions)
Current income tax	4,224	6,184	3,564	511
Income tax refund due to reduced tax rate	(473)	(680)	(920)	(132)
Adjustments of deferred tax assets due to change in tax rates	7	—	9	1
Deferred income tax benefit	(763)	(761)	(705)	(101)

	2,995	4,743	1,948	279

The reconciliation of the actual income taxes to the amount of tax computed by applying the aforementioned statutory income tax rate to pre-tax
income is as follows:

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(In millions, except for per share data)
Expected taxation at PRC statutory tax rate	5,321	6,831	(85)	(12)
Effect of differing tax rates in different jurisdictions	854	493	3,299	474
Non-taxable income	(913)	(1,555)	(419)	(60)
Non-deductible expenses	653	935	2,124	305
Research and development super-deduction	(905)	(1,047)	(1,245)	(179)
Effect of PRC preferential tax rates and tax holiday	(2,095)	(2,250)	(1,327)	(191)
Effect of tax rate changes on deferred taxes	7	—	9	1
Reversal of prior year’s EIT	(579)	(616)	(1,134)	(163)
PRC withholding tax	101	553	(224)	(32)
Addition to valuation allowance	551	1,399	950	136

Taxation for the year	2,995	4,743	1,948	279

Effective tax rate	14%	17%	(573% )	(573% )

Effect of preferential tax rates inside the PRC on basic earnings per Class A and Class B ordinary share	60.33	64.47	38.09	5.47

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
The tax effects of temporary differences that gave rise to the deferred tax balances at December 31, 2018 and 2019 are as follows:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
	(In millions)
Deferred tax assets:
Provision for doubtful receivables	252	332	48
Accrued expenses, payroll and others	4,284	4,820	692
Fixed assets depreciation	60	151	22
Net operating loss carry-forward	1,609	1,733	249
Less: valuation allowance	(3,881)	(4,843)	(696)

Deferred tax assets, net	2,324	2,193	315

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
	(In millions)
Deferred tax liabilities:
Long-lived assets arising from acquisitions	360	275	40
Withholding tax on PRC subsidiaries’ undistributed earnings	619	1,621	233
Tax on capital gains	2,778	1,159	166
Other	342	218	31

	4,099	3,273	470

As of December 31, 2019, the Company had tax losses of approximately RMB9.9 billion (US$1.4 billion) deriving from entities in the PRC, Hong Kong and Japan. The tax losses in Japan can be carried forward for nine years
to offset future taxable profit. The tax losses in PRC can be carried forward for five years
to offset future taxable profit, and the period was extended to 10 years for entities qualified as HNTE in 2019 and thereafter.

The tax losses of entities in the PRC and Japan will expire from

2020
to 2029. The tax losses in Hong Kong can be carried forward with no expiration date.
The Company evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income
(loss)
. As of and for the years ended December 31, 2018 and 2019, there were
no significant impact from tax uncertaint
ies
on the Company’s financial position and result of operations. The Company does not expect the amount of unrecognized tax benefits to
increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years
to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2014 through
2019
remain open to examination by the respective tax authorities. The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.
In 2013, the Company accrued RMB581 million of
withholding
tax for the potential remittance of earnings from the PRC subsidiaries to their offshore parent companies in the form of dividend distribution, because the Company believes that the underlying dividends will be distributed in the future considering future merger and

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
acquisition activities. In 2019, the Company accrued RMB1.0 billion of withholding tax for the potential remittance of earnings from the PRC subsidiaries to their offshore parent companies in the form of dividend distribution. The Company did not provide for additional deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries during the years presented on the basis of its intent to permanently reinvest its foreign subsidiaries’ earnings. As of December 31
,
2019, the total amount of undistributed earnings from the PRC subsidiaries and the VIEs for which no withholding tax has been accrued was RMB145.9 billion (US$21.0 billion). Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable. Under the PRC tax regulations, dividends from PRC companies to their overseas parents on earnings derived from January 1, 2008 onwards are subject to PRC dividend withholding tax at 10%. Such rate could be reduced to 5% with applicable treaty.
15.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the
Group
in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The
Group
has no legal obligation for the benefits beyond the contributions.
T
otal amounts for such employee benefits, which were expensed as incurred, were RMB2.6 billion, RMB2.9 billion and RMB3.2 billion (US$464 million) for the years ended December 31, 2017, 2018 and 2019, respectively.
16.	COMMITMENTS AND CONTINGENCIES

Capital Commitments
The
Group’s
capital commitments primarily relate to commitments in connection with the expansion and improvement of its network infrastructure and its plan to build additional office buildings and cloud computing based data centers. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB million (US$
81
million) as of December
31
,
2019
.
Almost all
 of the commitments relating to the network infrastructure
,
 office building and cloud computing based data centers
are to be fulfilled within one year.
Commitments for bandwidth and property management fees
Future minimum payments under
non-cancelable
 agreements for bandwidth and property management fees
consist of the following as of December 31, 2019:

	RMB	US$
	(In millions)
2020	652	94
2021	109	16
2022	77	11
2023	65	9
2024	63	9
Thereafter	63	9

	1,029	148

Upon the adoption of ASC 842 on January 1, 2019, future minimum lease payments for operating lease commitments as of December 31, 2019 are disclosed in Note 13.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
Licensed Copyrights and Produced Content Commitments
Future minimum payments under
non-cancelable
agreements for licensed copyrights and produced content consist of the following as of December 31, 2019:

	RMB	US$
	(In millions)
2020	8,935	1,284
2021	6,496	933
2022	4,246	610
2023	1,534	220
2024	774	111
Thereafter	315	45

	22,300	3,203

Investment Commitments
The
Group’s
investment commitments primarily relate to capital contributions obligation under certain arrangements which do not have contractual maturity date.
The total investment commitments contracted but not yet reflected in the financial statements amounted to RMB1.3 billion (US$183 million).
Guarantees
The
Group
accounts for guarantees in accordance with ASC Topic 460,
Guarantees
(“ASC 460”)
.
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
Historically, the Company was not required to make payments related to these obligations, and the fair value for these obligations was nil
on the consolidated balance sheets as of December 31, 2018 and 2019.
Litigation
The Group was involved in certain cases pending in various PRC, Japan, U.S. and Brazil courts and arbitration as of December 31, 2019. These cases include copyright infringement cases, unfair competition cases, and

F-
60

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
defamation cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could result in a loss of revenue or otherwise harm the business of the Company.
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
17.	REDEEMABLE NONCONTROLLING INTERESTS

	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(In millions)
Balance as of January 1	5,492	11,022	716	104
Business combination (Note 3)	—	698	182	26
Other comprehensive (loss)	(335)	—	—	—
Issuance of subsidiary shares	—	—	100	14
Disposal of subsidiary shares	(2,376)	—	—	—
Accretion of redeemable noncontrolling interests	(17)	146	111	15
Conversion of convertible notes of iQIYI	8,258	—	—	—
Conversion of iQIYI preferred shares recognized as redeemable noncontrolling interests to ordinary shares	—	(11,150)	—	—

Balance as of December 31	11,022	716	1,109	159

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
were
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
In October 2018, the Company acquired additional shares of a former equity method investee, resulting in the investee becoming a subsidiary of the Company. The subsidiary had issued 159,820,917 outstanding preferred

F-6
1

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
shares to certain shareholders, which could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the subsidiary. Therefore, these preferred share
s
were accounted for as redeemable noncontrolling interests (Note 3).
The Company accounts for the changes in accretion to the redemption value in accordance with ASC Topic 480,
Distinguishing Liabilities from Equity.
The Company elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interest.
18.	SHAREHOLDERS’ EQUITY
Ordinary Shares
The authorized share capital consisted of 870,400,000 ordinary shares at a par value of US$0.00005 per share, of which 825,000,000 shares were designated as Class A ordinary shares, 35,400,000 as Class B ordinary shares, and 10,000,000 shares designated as preferred shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. The number of Class B ordinary shares transferred to Class A ordinary shares was 200,000 shares, nil
and
nil
in the years ended December 31, 2017, 2018 and 2019, respectively.
As of December 31, 2019, there were 27,381,621 and 7,201,254 Class A and Class B ordinary shares outstanding, respectively. As of December 31, 2018 and 2019, there were no
preferred shares issued and outstanding.
On October 29, 2015, the Company announced a share repurchase program under which the Company proposed to acquire up to an aggregate of US$2.0 billion of its shares over the next 24 months. On June 27, 2018, the Company announced a share repurchase program under which the Company proposed to acquire up to an aggregate of US$1.0 billion of its ordinary shares over the next 12 months in the open market or through privately negotiated transactions, depending on market conditions and in accordance with applicable rules and regulations.
On May 16, 2019, the Company announced a share repurchase program under which the Company proposed to acquire up to an aggregate of US$1.0 billion of its ordinary shares, effective until July 1, 2020 in the open market or through privately negotiated transactions, depending on market conditions and in accordance with applicable rules and regulations.
The Company repurchased 145,783, 207,165 and 664,534 Class A ordinary shares from the open market with an aggregate purchase price of RMB1.7 billion, RMB3.3 billion and RMB5.0 billion (US$712 million) during the years ended December 31, 2017, 2018 and 2019. The repurchased shares were cancelled under Cayman Islands law upon repurchase and the difference between the par value and the repurchase price was debited to retained earnings.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
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

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
	(In millions)
PRC statutory reserve funds	515	626	90
Unreserved retained earnings	128,731	125,642	18,047

Total retained earnings	129,246	126,268	18,137

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB25.7 billion and RMB40.8 billion (US$5.9 billion) as of December 31, 2018 and 2019, respectively.
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

F-
63

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
Accumulated Other Comprehensive Income (Loss)
The changes in accumulated other comprehensive income (loss) by component, net of tax, were as follows:

	Foreign currency translation adjustment	Unrealized gains on available-for- sale investments	Total
	RMB	RMB	RMB
	(In millions)
Balance at December 31, 2016	(2,026)	243	(1,783)

Other comprehensive income before reclassification	732	2,574	3,306
Amounts reclassified from accumulated other comprehensive income	71	(999)	(928)

Net current-period other comprehensive income	803	1,575	2,378
Other comprehensive loss attribute to noncontrolling interests and redeemable noncontrolling interests	335	—	335

Balance at December 31, 2017	(888)	1,818	930

Cumulative effect of accounting change *	—	(1,854)	(1,854)
Other comprehensive income before reclassification	114	4,117	4,231
Amounts reclassified from accumulated other comprehensive income	80	(2,171)	(2,091)

Net current-period other comprehensive income	194	92	286
Other comprehensive income attribute to noncontrolling interests and redeemable noncontrolling interests	(1,006)	—	(1,006)

Balance at December 31, 2018	(1,700)	1,910	210

Other comprehensive income (loss) before reclassification	207	1,981	2,188
Amounts reclassified from accumulated other comprehensive income (loss)	(989)	(2,689)	(3,678)
Net current-period other comprehensive income (loss)	(782)	(708)	(1,490)
Other comprehensive loss (income) attribute to noncontrolling interests and redeemable noncontrolling interests	(102)	(1)	(103)
Balance at December 31, 2019	(2,584)	1,201	(1,383)

Balance at December 31, 2019, in US$	(372)	173	(199)

*	Adjustment of net unrealized gains related to
available-for-sale
equity investments from accumulated other comprehensive income to opening retained earnings as a result of the adoption of ASC 321 on January 1, 2018.

The amounts reclassified out of accumulated other comprehensive income represent realized foreign currency translation adjustments, which mainly arising from disposal of partial interests in Trip, and gains on the available-for-sale
investments upon their sales, which were then recorded in “Other income, net” in the consolidated statements of comprehensive income. The amounts reclassified were determined on the basis of specific identification.
In October 2019, the Company completed the partial disposal of its investment in Trip and the corresponding accumulated other comprehensive
income of RMB989 million (US$ 142 million) was reclassified to earnings.

F-
64

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
The following table sets forth the tax
benefit (expense
)
allocated to each component of other comprehensive income (loss) for the years ended December 31, 2017, 2018 and 2019:

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(In millions)
Unrealized gains on available-for-sale investments
Other comprehensive income (loss) before reclassification	(215)	(409)	(280)	(40)
Amounts reclassified from accumulated other comprehensive income (loss)	163	328	402	58

Net current-period other comprehensive income (loss)	(52)	(81)	122	18

19.	EARNINGS PER SHARE (“EPS”)

A reconciliation of net income attributable to Baidu, Inc. in the consolidated statements of comprehensive income to the numerator for the computation of basic and diluted per share for the years ended December 31, 2017, 2018 and 2019 is as follows:

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(In millions)
Net income attributable to Baidu, Inc.	18,301	27,573	2,057	296
Accretion of the redeemable noncontrolling interests	17	(130)	(77)	(11)
Numerator for basic EPS computation	18,318	27,443	1,980	285
Impact of subsidiaries’ and investees’ diluted earnings per share	—	—	(28)	(4)
Numerator for diluted EPS computation	18,318	27,443	1,952	281

F-
65

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
The following table sets forth the computation of basic and diluted earnings per Class A and Class B ordinary share.

	For the years ended December 31,
	2017		2018		2019		2019
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	(In millions, except for number of shares, per share and per ADS data)
Earnings per share – basic:
Numerator
Allocation of net income attributable to Baidu, Inc.	14,488	3,830	21,780	5,663	1,571	226	409	59
Denominator

Weighted average ordinary shares outstanding	27,464,760	7,260,363	27,697,335	7,201,254	27,633,243	27,633,243	7,201,254	7,201,254

Denominator used for basic EPS	27,464,760	7,260,363	27,697,335	7,201,254	27,633,243	27,633,243	7,201,254	7,201,254

Earnings per share – basic	527.51	527.51	786.36	786.36	56.84	8.16	56.84	8.16

Earnings per share – diluted:
Numerator
Allocation of net income attributable to Baidu, Inc. for diluted computation	14,513	3,805	21,824	5,619	1,549	223	403	58
Reallocation of net income attributable to Baidu, Inc. as a result of conversion of Class B to Class A shares	3,805	—	5,619	—	403	58	—	—

Numerator for diluted EPS calculation	18,318	3,805	27,443	5,619	1,952	281	403	58
Denominator
Weighted average ordinary shares outstanding	27,464,760	7,260,363	27,697,335	7,201,254	27,633,243	27,633,243	7,201,254	7,201,254
Conversion of Class B to Class A ordinary shares	7,260,363	—	7,201,254	—	7,201,254	7,201,254	—	—
Share-based awards	227,268	—	272,454	—	50,357	50,357	—	—

Denominator used for diluted EPS	34,952,391	7,260,363	35,171,043	7,201,254	34,884,854	34,884,854	7,201,254	7,201,254

Earnings per share – diluted	524.08	524.08	780.27	780.27	55.96	8.04	55.96	8.04

Earnings per ADS:
Denominator used for earnings per ADS – basic	274,647,600		276,973,350		276,332,430	276,332,430
Denominator used for earnings per ADS – diluted	349,523,907		351,710,430		348,848,540	348,848,540
Earnings per ADS – basic	52.75		78.64		5.68	0.82

Earnings per ADS – diluted	52.41		78.03		5.60	0.80

The Company did not include certain stock options, restricted shares and the effect of convertible senior notes in the computation of diluted earnings per share for the years ended December 31, 2017, 2018 and 2019 because those stock options
,
restricted shares
 and convertible senior notes
were anti-dilutive for earnings per share for the respective years.
20.	SHARE-BASED AWARDS PLAN

Baidu, Inc.
2008 Share Incentive plan
In December 2008, the Company adopted a share incentive plan (the “2008 Plan”), which provides for the granting of share incentives, including incentive share options (“ISOs”), restricted shares and any other form of

F-
66

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
award pursuant to the 2008 Plan, to members of the board, employees, consultants and non-employees
of the Company. The Company reserved 3,428,777 ordinary shares for issuance under the 2008 Plan, which expired in the year 2018. The vesting schedule, time and condition to exercise options was determined by the compensation committee. The term of the options may not exceed ten years from the date of the grant, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of the Company’s share capital.
Under the 2008 Plan, the exercise price of an option may be amended or adjusted at the discretion of the compensation committee, the determination of which would be final, binding and conclusive. To the extent not prohibited by applicable laws or exchange rules, a downward adjustment of the exercise prices would be effective without the approval of the Company’s shareholders or the approval of the affected grantees. If the Company grants an ISO to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of the Company’s share capital, the exercise price cannot be less than 110% of the fair market value of the Company’s ordinary shares on the date of that grant.
2018 Share Incentive Plan
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
Under the 2018 Plan, the exercise price of an option may be amended or adjusted at the discretion of the compensation committee, the determination of which would be final, binding and conclusive. To the extent not prohibited by applicable laws or exchange rules, a downward adjustment of the exercise prices would be effective without the approval of the Company’s shareholders or the approval of the affected grantees. If the Company grants an ISO to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of the Company’s share capital, the exercise price cannot be less than 110% of the fair market
value of the Company’s ordinary shares on the date of that grant.
Share options
The following table summarizes the option activity for the year ended December 31, 2019:

	Number of shares	Weighted average exercise price (US$)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$ in millions)
Share options
Outstanding, December 31, 2018	225,684	1,751	7	40
Granted	231,152	980
Exercised	(11,849)	221
Forfeited/Cancelled	(71,806)	1,715

Outstanding, December 31, 2019	373,181	1,329	8	72

Vested and expected to vest at December 31, 2019	297,956	1,373	8	53

Exercisable at December 31, 2019	122,933	1,777	5	7

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2019 and the exercise price.

F-
67

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
Total intrinsic value of options exercised for the years ended December 31, 2017, 2018 and 2019 was RMB403 million, RMB474 million and RMB77 million (US$11 million), respectively. The total fair value of options vested during the years ended December 31, 2017, 2018 and 2019 was RMB195 million, RMB956 million and RMB216 million (US$31 million), respectively.
Share options are usually subject to vesting schedules
rang
ing from two to four years. As of December 31, 2019, RMB439 million (US$63 million) of unrecognized share-based compensation cost related to share options is expected to be recognized over a weighted-average vesting period of 2.6 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from expectation.
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
The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	For the years ended December 31
	2017	2018	2019
Risk-free interest rate	1.81%~2.08%	2.57%	1.58%~2.49%
Dividend yield	—	—	—
Expected volatility range	35.99%~38.41%	34.47%~35.36%	34.62%~35.14%
Expected life (in years)	4.99~6.01	4.89~6.25	5.83~6.03
In addition, the Company recognizes share-based compensation expense net of estimated forfeiture rate
s
, to recognize compensation cost for shares expected to vest over the service period of the award. Estimated forfeiture rate
s
are
primarily based on historical experience of employee turnover. To the extent the Company revises this estimate in the future, share-based comp
ensation expense
 could be materially impacted in the year of revision, as well as in the following years.
The exercise price of options granted during the years ended December 31, 2017, 2018 and 2019 equaled the market price of the ordinary shares on the grant date. The weighted-average grant-date fair value of options granted during the years ended December 31, 2017, 2018, and 2019 was US$747, US$1,029, and US$384, respectively.
Restricted Shares
Restricted Shares activity for the year ended December 31, 2019 was as follows:

	Number of shares	Weighted average grant date fair value (US$)
Restricted Shares
Unvested, December 31, 2018	791,444	2,060
Granted	1,122,857	1,276
Vested	(300,614)	1,972
Forfeited/Cancelled	(193,633)	1,860

Unvested, December 31, 2019	1,420,054	1,486

F-
68

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
The total fair value of the Restricted Shares vested during the years ended December 31, 2017, 2018 and 2019 was RMB2.1 billion, RMB3.4 billion, RMB4.1 billion (US$593 million), respectively. The weighted-average grant-date fair value of the Restricted Shares granted during the years ended December 31, 2017, 2018, and 2019 was US$1,978, US$2,232, and US$1,276, respectively.
As of December 31, 2019, there was RMB7.2 billion (US$1.0
b
illion)

of unrecognized share-based compensation cost related to Restricted Shares, which is expected to be recognized over a weighted-average vesting period of 3.1 years. To the extent the actual forfeiture rate is different from the original estimate, the actual share-based compensation costs related to these awards may be different from expectation. To the extent the
C
ompany revises this estimate in
 the

future, share-based
compensation expense
could be materially impacted in the year of revision, as well as in the following years
.
Subsidiaries-iQIYI
2010 Equity Incentive Plan
In October 2010, iQIYI adopted its 2010 Equity Incentive Plan (the “iQIYI 2010 Plan”), which permits the grant of restricted shares, options and share appreciation rights to the employees, directors, officers and consultants to purchase iQIYI’s ordinary shares. The iQIYI 2010 Plan is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under the 2010 Plan. As of December 31, 2019, the share option pool under the iQIYI 2010 Plan approved by the Board of Directors of iQIYI was 589,729,714 iQIYI’s ordinary shares. All options granted vest over a four-year period, with 25% of the awards vesting on the first anniversary, and the remaining 75% of the awards vesting on a quarterly basis thereafter.
The following table sets forth the summary of employee option activity under the iQIYI’s 2010 Plan:

	Number of shares	Weighted average exercise price ( US$ )	Weighted average remaining contractual life (Years)	Aggregate intrinsic value ( US$ in millions)
Outstanding, December 31, 2018	380,579,031	0.47	9	630
Granted	94,625,573	0.51
Forfeited	(8,855,266)	0.51
Exercised	(59,436,720)	0.37

Outstanding, December 31, 2019	406,912,618	0.48	7	1,031

Vested and expected to vest at December 31, 2019	385,280,004	0.48	7	977

Exercisable at December 31, 2019	211,537,760	0.45	6	542

As of December 31, 2019, there was RMB2.2 billion (US$314 million)
of
unrecognized share-based compensation cost related to share options granted by iQIYI. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.8 years.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
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
2017
Plan. As of December
31
,
2019
, the unrecognized share-based compensation cost related to its Restricted Shares is insignificant.
The following table summarizes the share-based compensation cost recognized by iQIYI:

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(In millions)
Expensed as cost of revenues	35	83	171	25
Expensed as selling, general and administrative	131	369	676	97
Expensed as research and development	67	104	238	34
	233	556	1,085	156
The following table summarizes the total share-based compensation cost recognized by the Group:

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(In millions)
Expensed as cost of revenues	183	224	327	47
Expensed as selling, general and administrative	973	1,725	1,768	254
Expensed as research and development	2,088	2,727	3,531	507

	3,244	4,676	5,626	808

21.	RELATED PARTY TRANSACTIONS
Related party transactions primarily related to online marketing services provided by the Company to Trip, which amounted to RMB750 million, RMB774 million and RMB627 million (US$90 million) for the years ended December 31, 2017, 2018 and 2019, respectively. The Company also provided online marketing services, cloud services and other services to Du Xiaoman, revenue for services provided amounted to RMB256 million and RMB731 million (US$105 million) for the years ended December 31, 2018 and 2019. The Company’s related party transactions with Investee A, over which the Company
has significant influence, mainly related to hardware products purchased from and sold to Investee A, which amounted to nil and nil for the year ended December 31, 2017, RMB102 million and RMB77 million for the year ended December 31, 2018, RMB
1.9 billion (US$276 million) and RMB249 million (US$36 million) for the year ended December 31, 2019
.
 Other related party transactions were insignificant for each of the years presented, which included reimbursements to Robin Li’s use of an aircraft beneficially owned by his family member used for the Company’s business purposes.

F-
70

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

As of December 31, 2018 and 2019, amounts due from/due to related parties were as follows:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
	(In millions)
Amounts due from related parties, current:
Trip (i)	58	96	14
Du Xiaoman (ii)	77	737	106
Investee A (iii)	325	345	50
Other related parties (iv)	325	416	59

Total	785	1,594	229

Amounts due from related parties, non-current:
Du Xiaoman (ii)	3,884	3,391	487
Other related parties (v)	413	173	25

Total	4,297	3,564	512

Amounts due to related parties, current:
Trip (vi)	12	49	7
Du Xiaoman (vii)	934	973	140
Investee A (viii)	488	476	68
Investee B (ix)	186	249	36
Other related parties (x)	107	484	69

Total	1,727	2,231	320

Amounts due to related parties, non-current:
Du Xiaoman (xi)	3,729	3,430	493
Investee B (ix)	631	410	58
Other related parties (xii)	—	6	1

Total	4,360	3,846	552

(i)	The balances mainly represent amounts arising from services the Company provided to Trip.
(ii)
The balance represents long-term loans due from Du Xiaoman with interest rate ranging from 4.28% to 5.00% in 2018, and 0.00% to 0.50% in 2019, based on the re-entered agreements
, and amounts arising from services the Company provided to Du Xiaoman. In 2018, the Company provided
a
long-term loan in the amount of RMB500 million to Du Xiaoman, which were reclassified to current liability within one year as of December 31, 2019 with interest rate 5.00%.

(iii)
The balances mainly represent an interest-bearing loan provided to Investee A, which is an equity investee. The Company is in the process of acquiring the equity interest that it does not currently own for approximately US$300 million. If the transaction is completed, Investee A will become a subsidiary of the Company.

(iv)	The balances mainly represent amounts arising from services the Company provided to its investees in ordinary course of business.
(v)	The balance consists of amount due from the Company’s investees in the ordinary course of business.
(vi)	The balances mainly represent amounts arising from services provided by Trip.
(vii)
The balance represents amount due to Du Xiaoman arising from services provided by Du Xiaoman to the Company in the ordinary course of business and for other unsettled payments, and loans provided by Du Xiaoman.

(viii)	The balances mainly represent amounts arising from hardware products purchased from Investee A, and an interest-bearing loan provided by the Investee A.
(ix)	The balances mainly represent deferred revenue relating to the future services to be provided by the Company to Investee B which is an equity method investment investee.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(x)	The balances mainly represent amounts arising from services provided by the Company’s investees.
(xi)	The balance represents mainly long-term loans provided by Du Xiaoman with interest rates ranging from 3.78% and 4.28%, respectively, and maturing at November 13, 2021 and August 24, 2023, respectively. In 2019, interest rates were revised to 0.00%.
(xii)	The balance represents mainly deferred revenue relating to the future services to be provided over 7 years by the Company to investees.
22.	SEGMENT REPORTING
The Company’s operations are organized into two segments, consisting of Baidu Core and iQIYI. Baidu Core mainly provides online marketing services and new AI initiatives. iQIYI is an online entertainment service provider, offers original, professionally produced and partner-generated content on its platform.
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
presented. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.
The table below provides a summary of the Group’s operating segment operating results for the year ended December 31, 2017.

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

F-
7
2

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

The table below provides a summary of the Group’s operating segment operating results for the year ended December 31, 2018.

	For the year ended December 31, 2018
	Baidu Core	iQIYI	Intersegment eliminations	Consolidated
	RMB	RMB	RMB	RMB
	(In millions)
Total revenues	78,271	24,989	(983)	102,277

Operating costs and expenses:
Cost of revenues	25,370	27,133	(759)	51,744
Selling, general and administrative	15,310	4,168	(247)	19,231
Research and development	13,783	1,994	(5)	15,772

Total operating costs and expenses	54,463	33,295	(1,011)	86,747

Operating profit (loss)	23,808	(8,306)	28	15,530

Total other income (loss), net	13,169	(676)	(698)	11,795

Income (loss) before income taxes	36,977	(8,982)	(670)	27,325

Income taxes	4,664	79	—	4,743

Net income (loss)	32,313	(9,061)	(670)	22,582
Less: net income (loss) attributable to noncontrolling interests	(1,292)	49	(3,748)	(4,991)

Net income (loss) attributable to Baidu, Inc.	33,605	(9,110)	3,078	27,573

F-
7
3

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
The table below provides a summary of the Group’s operating segment operating results for the year ended December 31, 2019.

	For the year ended December 31, 2019
	Baidu Core		iQIYI		Intersegment eliminations		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(In millions)
Total revenues	79,711	11,450	28,994	4,165	(1,292)	(186)	107,413	15,429

Operating costs and expenses:
Cost of revenues	34,019	4,887	30,348	4,359	(1,517)	(218)	62,850	9,028
Selling, general and administrative	14,733	2,116	5,237	753	(60)	(9)	19,910	2,860
Research and development	15,698	2,255	2,667	383	(19)	(3)	18,346	2,635

Total operating costs and expenses	64,450	9,258	38,252	5,495	(1,596)	(230)	101,106	14,523

Operating profit (loss)	15,261	2,192	(9,258)	(1,330)	304	44	6,307	906

Total other income (loss), net	(5,680)	(816)	(967)	(139)	—	—	(6,647)	(955)

Income (loss) before income taxes	9,581	1,376	(10,225)	(1,469)	304	44	(340)	(49)

Income taxes	1,896	272	52	7	—	—	1,948	279

Net income (loss)	7,685	1,104	(10,277)	(1,476)	304	44	(2,288)	(328)
Less: net income (loss) attributable to noncontrolling interests	105	15	46	7	(4,496)	(646)	(4,345)	(624)

Net income (loss) attributable to Baidu, Inc.	7,580	1,089	(10,323)	(1,483)	4,800	690	2,057	296

23.	FAIR VALUE MEASUREMENTS
ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	–	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	–
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

F-
7
4

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
Assets and Liabilities Measured or Disclosed at Fair
Value

on
a recurring basis
In accordance with ASC 820, the Company measures equity investments with readily determinable fair value, investments accounted for at fair value, available-for-sale
debt investments and derivatives instruments at fair value on a recurring basis. The fair value of time deposits are determined based on the prevailing interest rates in the market. The fair values of the Company’s held-to-maturity
debt investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates. The fair value of the Company’s short-term available-for-sale
debt investments are measured using the income approach, based on quoted market interest rates of a similar instrument and other significant inputs derived from or corroborated by observable market data. The fair values of the Company’s equity investments in the equity securities of publicly listed companies are measured using quoted market prices. The fair value of derivative instruments of interest rate swaps are based on broker quotes. The fair value of financial liability is based on quoted market price of a similar asset to the underlying assets. Investments accounted for at fair value are equity investments in unlisted companies held by consolidated investment companies, these investments and our long-term
available-for-sale debt investments do not have readily determinable market value, which were categorized as Level 3 in the fair value hierarchy. The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing, future cash flow forecasts, liquidity factors and multiples of a selection
of comparable companies.
The fair value of the Company’s notes payable are extracted directly from their quoted market prices. The fair value of the convertible senior notes are based on broker quotes. The Company carries the convertible senior notes at face value less unamortized debt discount and issuance costs on its consolidated balance sheet
s
, and presents the fair value for disclosure purposes only. For further information on the convertible senior notes see Note 12.

F-
7
5

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
Assets and liabilities measured on a recurring basis or disclosed at fair value are summarized below:

		Fair value measurement or disclosure at December 31, 2018 using
	Total fair value at December 31, 2018	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
	(In millions)
Fair value disclosure
Cash equivalents
Time deposits	4,264		4,264
Money market fund	3,723	3,723
Short-term investments
Held-to-maturity debt investments	27,507		27,507
Long-term notes payable	68,763		68,763
Convertible senior notes	4,923		4,923

Fair value measurements on a recurring basis
Short-term investments
Available-for-sale debt investments	79,558		79,558
Long-term investments
Equity investments at fair value with readily determinable fair value	4,428	4,428
Investments accounted for at fair value	1,457			1,457
Available-for-sale debt investments	1,167			1,167
Other non-current assets
Derivative instruments	193		187	6

Total assets measured at fair value	86,803	4,428	79,745	2,630

Accounts payable and accrued liabilities
Derivative instruments	123			123
Amounts due to related parties, non-current
Financial liability	341		341

Total liabilities measured at fair value	464	—	341	123

F-
7
6

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

			Fair value measurement or disclosure at December 31, 2019 using
	Total fair value at December 31, 2019		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	US$	RMB	RMB	RMB
	(In millions)
Fair value disclosure
Cash equivalents
Time deposits	10,848	1,558		10,848
Money market fund	1,719	247	1,719
Short-term investments
Held-to-maturity debt investments	107,654	15,464		107,654
Long-term investments:
Held-to-maturity debt investment	491	70		491
Long -term notes payable	45,282	6,504		45,282
Convertible senior notes	14,142	2,031		14,142

Fair value measurements on a recurring basis
Short-term investments
Available-for-sale debt investments	5,637	810		5,637
Long-term investments
Equity investments at fair value with readily determinable fair value	11,334	1,628	11,334
Investments accounted for at fair value	1,819	261			1,819
Available-for-sale debt investments	3,970	570			3,970
Other non-current assets
Derivative instruments	24	4		24

Total assets measured at fair value	22,784	3,273	11,334	5,661	5,789

Accounts payable and accrued liabilities
Derivative instruments	125	18			125
Amounts due to related parties, current
Financial liability	401	58		401

Total liabilities measured at fair value	526	76	—	401	125

F-
7
7

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 201
9
Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:
Investment
s
accounted for at fair value:

Amounts
RMB
(In millions)
Balance at December 31, 201 7	321
Additions	822
Disposals	(5)
Net unrealized fair value increase recognized in earning	293
Foreign currency translation adjustments	26
Balance at December 31, 2018	1,457
Additions	282
Disposals	(128)
Net unrealized fair value increase recognized in earning	197
Foreign currency translation adjustments	11

Balance at December 31, 2019	1,819

Balance at December 31, 2019, in US$	261

Available-for-sale
debt investments:

Amounts
RMB
(In millions)
Balance at December 31, 2017	—
Additions	1,167
Balance at December 31, 2018	1,167
Additions	2,785
Disposals	(20)
Net unrealized fair value increase recognized in other comprehensive income	91
Accrued interest	48
Impairment	(81)
Foreign currency translation adjustments	(20)
Balance at December 31, 2019	3,970

Balance at December 31, 2019, in US$	570

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
Assets measured at fair value on a non-recurring basis
The Company measures non-financial assets such as certain equity investments on a nonrecurring basis when impairment charges are recognized due to declining financial performances and changes in business circumstances of these investees. The Company’s non-financial long-lived assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis.
The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate to determine the fair value of these non-financial assets. Inputs used in these methodologies primarily included future cash flows, discount rate, expected volatility and the selection of comparable companies operating in similar businesses. The fair values of the Company’s equity method investments in publicly listed companies are measured using quoted market prices.
For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value (Note 4).
The non-recurring fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. These non-recurring fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as volatility of comparable companies and probability of exit events as it relates to liquidation and redemption preferences.
The following table summarizes our assets held as of December 31, 2018 and 2019 for which a non-recurring fair value measurement was recorded during the year ended December 31, 2018 and 2019:

	Total fair value		Quoted Prices in Active Markets for Identical Assets (Level 1)	Signific ant Other Observable inputs (Level 2 )	Significant unobservable inputs (Level 3)	Fair value adjustment		Impairment
	RMB	US$	RMB	RMB	RMB	RMB	US$	RMB	US$
	(In millions)
Fair value measurements on a non-recurring basis
As of December 31, 2018
Long-term investments	19,739	2,835	—	4,983	14,756	3,512	504	(622)	(89)
Intangible assets	—	—	—	—	—			(5)	(1)

As of December 31, 2019
Long-term investments	22,778	3,272	14,105	358	8,315	(230)	(33)	(9,989)	(1,435)
Intangible assets	76	11	—	—	76			(406)	(58)

24.	SUBSEQUENT EVENTS
In December 2019, novel coronavirus (COVID-19) was first reported to have surfaced in Wuhan, China. Subsequent to December 31, 2019, COVID-19 has spread rapidly to many parts of China and other parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
Substantially all of the Group’s revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak may materially adversely affect our business operations and the Group’s financial condition and operating results for 2020, including but not limited to material negative impact to the Group’s total revenues, slower collection of accounts receivables and additional allowance for doubtful accounts and significant downward adjustments or impairment to the Group’s long-term investments. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.