Form 20-F
period 2020-12-31
Baidu, Inc.
filed 2021-03-09
CIK 1329099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form
20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For	the fiscal year ended December 31, 2020.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For	the transition period from to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from

to 77

Commission file number:
000-51469
Baidu, Inc.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People’s Republic of China
(Address of principal executive offices)
Herman Yu, Chief Financial Officer
Telephone: +
(86 10) 5992-8888
Email: ir@baidu.com
Facsimile: +(86 10) 5992-0000
Baidu Campus
No. 10 Shangdi 10th Street,
Haidian District, Beijing 100085
The People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares (each American depositary share representing eight Class A ordinary share, par value US$0.000000625 per share)	BIDU	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.000000625 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

*	Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report 2,107,228,720
Class A ordinary shares and
571,900,320
Class B ordinary shares, par value US$0.000000625 per share, as of December 31, 2020.
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
filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” “emerging growth company” in Rule
12b-2
of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “ new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “ Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
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

INTRODUCTION
In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•
“we,” “us,” “our company,” “our,” or “Baidu” refers to Baidu, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated affiliated entities in China, including but not limited to Beijing Baidu Netcom Science Technology Co., Ltd., or Baidu Netcom; “iQIYI” refers to iQIYI, Inc. (formerly known as “Ding Xin, Inc.” and “Qiyi.com, Inc.”), a company incorporated in the Cayman Islands listed on Nasdaq under the symbol “IQ” and one of our subsidiaries;

•
“user traffic” or “traffic” refers generally to page views of a website, with “page views” measuring the number of web pages viewed by internet users over a specified period of time except that multiple page views of the same page viewed by the same user on the same day are counted only once;

•	“DAU”, or daily active user, refers to the average number of mobile devices that launched our mobile apps at least once during a day within a specific period;

•	“MAU’, or monthly active user, refers to the number of mobile devices that launched our mobile apps during a given month;

•	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares;

•
“Class A ordinary shares” refers to Class A ordinary shares of the share capital of our company with a par value of US$0.000000625 each, conferring a holder of a Class A ordinary share one vote per share on all matters submitted for voting at general meetings of our company;

•
“Class B ordinary shares” refers to Class B ordinary shares of the share capital of our company with a par value of US$0.000000625 each, conferring weighted voting rights in our company such that a holder of a Class B ordinary share is entitled to 10 votes per share on all matters submitted for voting at general meetings of our company;

•	“ADSs” refers to our American depositary shares, each ADSs representing eight Class A ordinary shares;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
On March 1, 2021, we effected a change to our authorized share capital by
1-to-80
subdivision of shares. Concurrently, we effected a proportionate change in ADS to Class A ordinary share ratio from 10 ADSs representing 1 Class A ordinary share to each ADS representing 8 Class A ordinary shares, or the Share Subdivision. Such changes been reflected retroactively throughout this document.
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

•	our operations and business prospects;

•	our business and operating strategies and our ability to implement such strategies;

•	our ability to develop and manage our operations and business;

•	competition for, among other things, capital, technology and skilled personnel;

•	our ability to control costs;

•	our ability to identify and conduct investments and acquisitions, as well as integrate acquired target(s);

•	changes to regulatory and operating conditions in the industry and geographical markets in which we operate;

•	our dividend policy; and

•	all other risks and uncertainties described in “Item 3.D. Key Information—Risk Factors.”
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
Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.
PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information

A.	Selected Financial Data
The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data and cash flow data for the three years ended December 31, 2018, 2019 and 2020 and the consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page
F-1.
The selected consolidated statements of comprehensive income data and cash flow data for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements for the years ended December 31, 2016, 2017 and 2018, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.
Starting from January 1, 2018, we adopted ASC Topic 606,
Revenue from contracts with Customers
(“ASC 606”), which reclassifies value added taxes, or VAT, from cost of revenues to net against revenues,

among other changes. The consolidated statement of comprehensive income data for the years ended December 31, 2018, 2019 and 2020 presented below have been prepared in accordance with ASC 606, while the consolidated statements of comprehensive income data for the years ended December 31, 2016 and 2017 presented below have been prepared in accordance with ASC Topic 605,
Revenue Recognition
(“ASC 605”).

	Year Ended December 31,
	2016 (1)	2017 (1)	2018 (2)	2019 (2)	2020 (2)
	RMB	RMB	RMB	RMB	RMB	US$
	(In millions, except per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Revenues:
Online marketing services	64,525	73,146	81,912	78,093	72,840	11,163
Others	6,024	11,663	20,365	29,320	34,234	5,247

Total revenues	70,549	84,809	102,277	107,413	107,074	16,410

Operating costs and expenses:
Cost of revenues	35,278	43,062	51,744	62,850	55,158	8,454
Selling, general and administrative	15,071	13,128	19,231	19,910	18,063	2,769
Research and development	10,151	12,928	15,772	18,346	19,513	2,989

Total operating costs and expenses	60,500	69,118	86,747	101,106	92,734	14,212

Operating profit	10,049	15,691	15,530	6,307	14,340	2,198

Total other income (loss), net	4,460	5,592	11,795	(6,647)	8,750	1,341

Income (loss) before income taxes	14,509	21,283	27,325	(340)	23,090	3,539

Income taxes	2,913	2,995	4,743	1,948	4,064	623

Net income (loss)	11,596	18,288	22,582	(2,288)	19,026	2,916

Less: Net loss attributable to non-controlling interests	(36)	(13)	(4,991)	(4,345)	(3,446)	(528)

Net income attributable to Baidu, Inc.	11,632	18,301	27,573	2,057	22,472	3,444

(1)	VAT is presented in cost of revenues rather than net against revenues in accordance with the legacy revenue accounting standard (ASC 605).
(2)	VAT is presented as net against revenues rather than in cost of revenues in accordance with the new revenue accounting standard (ASC 606).

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(In millions)
Consolidated Balance Sheets Data:
Cash and cash equivalents	10,898	11,084	27,638	33,443	35,782	5,484
Restricted cash	318	252	2,189	996	758	117
Short-term investments, net (1)	71,196	89,381	111,626	112,924	126,402	19,372
Total assets (2)	181,997	251,728	297,566	301,316	332,708	50,990
Short-term loans	1,115	1,244	3,046	2,618	3,016	462
Long-term loans, current portion	3,468	10	84	737	7,427	1,138
Long-term loans	6,822	6,701	7,456	7,804	—	—
Notes payable, current portion	5,203	6,500	6,871	5,219	—	—
Notes payable	27,648	29,111	42,735	38,090	48,408	7,419
Convertible senior notes, current portion	—	—	—	—	4,752	728
Convertible senior notes	—	—	4,712	12,297	11,927	1,828
Total liabilities	84,254	121,356	121,814	128,501	140,865	21,589
Total Baidu, Inc. shareholders’ equity	92,274	115,346	162,897	163,599	182,696	27,999

(1)
We adopted Accounting Standards Update (“ASU”)
No. 2016-13,
Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments
(“ASU
2016-13”)
on January 1, 2020, which requires the

measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU
2016-13
replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses.

(2)
We adopted Accounting Standards Update (“ASU”)
No. 2016-02:
Leases
on January 1, 2019 using the modified retrospective transition method.
Right-of-use
assets (“ROU assets”) and lease liabilities (including current and non-current)
for operating leases are presented on the face of the consolidated balance sheets as of December 31, 2019 and 2020, while the consolidated balance sheet data for the years ended December 31, 2016, 2017 and 2018 have been prepared in accordance with ASC topic 840 (“ASC 840”),
Leases
.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
			(In millions)
Consolidated Cash Flow Data:
Net cash provided by operating activities	22,480	32,828	35,967	28,458	24,200	3,709
Net cash used in investing activities	(35,911)	(76,949)	(34,460)	(19,974)	(27,552)	(4,223)
Net cash provided by (used in) financing activities	14,447	44,557	15,082	(3,873)	5,665	869
Net increase in cash, cash equivalents and restricted cash	1,160	120	18,491	4,612	2,101	323

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Risks Related to Our Business and Industry
If we fail to retain existing customers or attract new customers for our online marketing services, our business, results of operations and growth prospects could be seriously harmed.
We generate a substantial majority of our revenues from online marketing services, a substantial majority of which are derived from our pay-for-performance,
or P4P, services. Our online marketing customers will not continue to do business with us if their investment does not generate sales leads and ultimately consumers, or if we do not deliver their web pages in an appropriate and effective manner. Our P4P customers may choose to discontinue their business with us, which are not subject to fixed-term contracts. In addition, third parties may develop and use certain technologies to block the display of our customers’ advertisements and other marketing products on our Baidu platform, which may in turn cause us to lose customers and adversely affect our results of operations. Furthermore, as our auction-based P4P services enable our customers to bid for priority placement of their paid sponsored links, we may lose customers if they find the bidding mechanism not cost effective or otherwise not attractive. Additionally, if our users do not increase their engagement on our platform, or our content ecosystem fails to offer rich and quality content that meets users’ tastes and preferences, or our users spend more time with or otherwise satisfy their content consumption demands on competing platforms, or we otherwise experience user traffic decline due to any reason, it would be difficult for us to attract new customers or retain existing customers. If our customers determine that their expenditures on our platform do not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels, such as television, outdoor media and other online marketing platforms, and reduce or discontinue business with us. Failure to retain our existing customers or attract new customers for our online marketing services could seriously harm our business, results of operations and growth prospects. We have recorded substantial customer deposits and deferred revenue, which mainly consist of deposits received from certain customers of our online marketing services. If we are unable to fulfill our obligation in respect of such customer deposits and deferred revenue, we may have to refund the balance to our customers and our cash flow and liquidity position would be materially adversely affected.

Since most of our customers are not bound by long-term contracts, they may amend or terminate advertising arrangements with us easily without incurring liabilities. Failure to retain existing customers or attract new ones to advertise on our platform may materially and adversely affect our business, financial condition, results of operations and prospects.
We have in the past removed, and may in the future again remove, questionable listings or advertisements to ensure the quality and reliability of our search results and/or information feed. Such removal, whether temporary or permanent, may cause affected customers to discontinue their business with us or negatively impact our relationships with affected Baidu Union partners. We also examine the relevant business licenses and bank accounts of prospective customers prior to business engagement, as a quality control measure. In addition, we have taken steps to implement measures requested by PRC regulatory authorities, such as modifying paid search practices and limiting the amount of displays. We have also proactively implemented numerous additional measures to deliver a better user experience and build a safer and more trustworthy platform for users. Such measures have had a negative impact on the number of customers and our revenues, although we believe such impact is likely to be temporary. PRC regulations on online marketing services are evolving, and uncertainties remain with respect to the implementation of and compliance with new regulations that may emerge, which in turn may have a material adverse impact on our business, results of operations and growth prospects.
Our business and results of operations could continue to be materially and adversely affected by the challenging macroeconomic environment impacting online marketing demand.
Online marketing services continue to be a primary source of our revenues, although we have seen declines in online marketing revenues in 2018, 2019 and 2020, mainly due to the weakness in online advertising demand as our customers face challenging macroeconomic environment in their respective industries and in the general economy, including the significant adverse impact of the
COVID-19
pandemic in 2020. Our business and results of operations could continue to be materially and adversely affected by the challenging macroeconomic environment and the general growth in online marketing through internet search or feed. While the internet has developed to a more advanced stage in China, customers have many channels to conduct online marketing and promotions. As users may not spend as much time on search-plus-newsfeed as they do on other types of internet platforms, many current and potential customers may not allocate as much of their marketing budgets to online marketing through search-plus-newsfeed, as compared to other methods of online marketing. Our ability to increase revenue and profitability from online marketing may be adversely impacted by a number of factors, many of which are beyond our control, including but not limited to:

•	difficulties associated with developing and maintaining a larger user base with demographic characteristics attractive to online marketing customers and maintaining and increasing user engagement;

•
increased competition and potential
re-allocation
of marketing budgets and downward pressure on online marketing prices, for example, resulting from an oversupply of advertising inventory released into the market;

•	higher customer acquisition costs due in part to the limited experience of small to medium-sized enterprises, or SMEs, with the internet as a marketing channel or due to competition;

•	decreased use of our search and paid click because search queries are increasingly being undertaken via voice-activated smart devices, apps, social media or other online platforms;

•	growing reluctance of users to click on search results marked as advertisements;

•	ineffectiveness of our online marketing delivery, tracking and reporting systems; and

•	decreased use of internet or online marketing in China.

Our business depends on a strong brand, and if we are unable to maintain and enhance our brand, our business and results of operations may be harmed.
We believe that our brand “Baidu” has contributed significantly to the success of our business. We also believe that maintaining and enhancing the “Baidu” brand is critical to increasing the number of our users, customers, Baidu Union partners and content providers, as well as to expanding our developer communities and to attracting and retaining enterprise and public sector customers and partners. We have conducted various marketing and brand promotion activities, but we cannot assure you that these activities will achieve the brand promotion effect expected by us. If we fail to maintain and further promote the “Baidu” brand, or if we incur excessive expenses in this effort, our business and results of operations may be materially and adversely affected.
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
We face risks associated with our acquisition of YY Live and its online live streaming business.
Baidu (Hong Kong) Limited, our wholly-owned subsidiary, entered into definitive agreements with JOYY Inc. and certain of its affiliates, which are collectively referred to as JOYY, to acquire YY Live on November 16, 2020, and subsequently amended the share purchase agreement on February 7, 2021. The acquisition has been substantially completed, with certain customary matters remaining to be completed in the near future. On November 18, 2020, Muddy Waters issued a short seller report containing certain allegations against JOYY, including YY Live business. Based on public records, in November 2020, JOYY and certain of its current and former officers and directors were named as defendants in a federal putative securities class action alleging that they made material misstatements and omissions in documents filed with the SEC regarding certain of the allegations contained in the Muddy Waters short seller report. On February 8, 2021, JOYY publicly disclosed that its audit committee conducted an independent review of the allegations raised in the report related to the YY Live business, with the assistance of independent counsel, working with a team of experienced forensic auditors and data analytics experts, and that the review concluded that the allegations raised and conclusions reached in the report about the YY Live business were not substantiated. We are currently unable to predict the possible or further consequence that may arise from or relate in any way to the allegations contained in the Muddy Waters short seller report. There might be other class actions or regulatory enforcement actions in connection with such allegations. Any adverse outcome as a result of the short seller report, or any class action or regulatory enforcement action in connection thereof, could have a material adverse effect on YY Live’s business, financial condition, results of operation, cash flows, and reputation, and we may record impairment charges or write-offs of intangible assets and goodwill in connection with the acquisition in the future. Even if the allegations against JOYY may ultimately be proven to be groundless, we may have to allocate a portion of our resources to make assessment in relation to the short seller report and various matters provided for in the share purchase agreement. In the event that there is a dispute as to whether indemnification provision is triggered, we may need to utilize a significant portion of our resources and divert management’s attention from our day-to-day
operations to resolve such disputes, including any litigation or other legal proceedings arising thereof.
There can be no assurance that the acquired YY Live will bring the anticipated benefits to us. We have relatively limited experience with operating the online live streaming business and we may not be able to successfully integrate YY Live into our existing business. We face uncertainties and challenges in navigating the complex regulatory environment, competing effectively in attracting and retaining users and hosts, and developing and/or upgrading products and services as well as technologies to meet everchanging user needs. If implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of the acquisition of YY Live. Our failure to meet the challenges involved in realizing the anticipated benefits of the acquisition of YY Live could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations. The acquisition and integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses and diversion of management’s attention, and we may record impairment charges or write-offs in connection therewith if the anticipated benefits of the acquisition fail to realize. We would be subject to and may not be able to successfully manage a variety of additional risks associated with respect to combining YY Live with us. These risks include, but are not limited to, the following:

•	the online live streaming business is based on a relatively new business model in a relatively new market in which user demand may change or decrease substantially;

•	challenges in the integration of operations and systems and in managing the expanded operations of a larger and more complex company;

•	challenges in achieving anticipated business opportunities and growth prospects from combining the businesses of YY Live with the rest of our businesses;

•
rules and measures governing online live streaming businesses and hosts are complex and evolving, and we may not be able to navigate such complex regulatory environment or to respond to future changes in regulatory environment in an effective and timely manner;

•
we may face significant risks related to the content and communications on YY Live, as a majority of the communications on YY Live are conducted in real time, and we are unable to verify the sources of all information posted thereon or examine the content generated by users before it is posted;

•	the revenue model for online live streaming may not remain effective, and we may not be able to retain existing users, attract new users, keep users engaged and attract more paying users;

•
we may not be able to retain or attract popular talents such as performers, channel managers, professional game players, commentators and hosts for our live streaming platform or these talents may fail to draw fans or participants; and

•
unanticipated additional costs and expenses resulting from integrating into our business additional personnel, operations, products, services, technology, internal controls and financial reporting responsibilities.

We face significant competition and may suffer from loss of users and customers as a result.
We face significant competition in almost every aspect of our business. For Baidu Core business, our primary competitors are mainly internet companies, online marketing platforms in China and other search engines. We compete with these entities for both users and customers on the basis of user traffic, cyber security quality (relevance) of search (and other marketing and advertising) results, availability and user experience products and services, distribution channels and the number of associated third-party websites. iQIYI competes with Tencent Video and Youku for both users and advertising customers. iQIYI also competes with other internet media and entertainment services, such as internet and social platforms and short-form video platforms, as well as major TV stations. iQIYI competes with these market players primarily on the basis of obtaining IP rights to popular content, conducting brand promotions and other marketing activities, and making investments in and acquisitions of business partners. See “Item 4.B. Information on the Company—Business Overview—Competition.” Some of our competitors have significant financial resources, long operating histories and are experienced in attracting and retaining their users, accommodating their users’ habits and preferences and managing customers. They may use their experience and resources to compete with us in a variety of ways, including competing for users and their time, customers, third-party agents, content, strategic partners and networks of third-party websites/wapsites, investing more heavily in research and development and making investments and acquisitions. Our business environment is rapidly evolving and competitive. Our business faces changing technologies, shifting user needs, and frequent introductions of rival products and services. Some of our competitors in the search sector may have innovative business models, extensive distribution network or proprietary content or technologies that may provide users with better user experience and customers with better services. They may use their resources in ways that could affect our competitive position, including developing new products, making acquisitions, continuing to invest heavily in research and development and in talent, and continuing to compete aggressively for users, advertisers, customers, the acquisition of traffic and content. If any of our competitors provides comparable or better Chinese language search and feed experience or internet video services, our user traffic could decline significantly. Additionally, if the channels and properties that we use to distribute services or products to our users and customers are no longer available to us, we may experience a decline in user traffic. Any such decline in traffic could weaken our brand and result in loss of users and customers, which could have a material and adverse effect on our results of operations.
There are vertical service providers in the forms of mobile apps and/or websites that allow users to search within their closed ecosystems. There players often purchase traffic from search engineers and try to retain their users by offering comprehensive services on their platforms. As these vertical service providers expand, though they will continue to acquire traffic from search engines, their reliance on search engines may decline, especially if they can consolidate their industry verticals.
We also face competition from other types of advertising media, including traditional advertising media, such as newspapers, magazines, yellow pages, billboards, other forms of outdoor media, television and radio, mobile apps, webcasting and online video. Large companies in China generally allocate, and may continue to allocate, a limited portion of their budgets to online marketing, as opposed to traditional advertising and other forms of advertising media. If these companies do not devote a larger portion of their marketing budgets to online marketing services provided by us, or if our existing customers reduce the amount they spend on online marketing, our results of operations and growth prospects could be adversely affected.
If our expansions into new businesses are not successful, our future results of operation and growth prospects may be materially and adversely affected.
As part of our growth strategy, we enter into new businesses from time to time to generate additional revenue streams and through our development of new business lines or strategic investments in or acquisitions of other businesses. Expansions into new businesses may present operating, marketing and compliance challenges that differ from those that we currently encounter.
We have invested significant resources in the research and development of artificial intelligence (AI) technology and have made significant progress in the commercialization of
AI-enabled
offerings, including
in-app
services, cloud services and solutions, intelligent driving services and solutions and smart devices and services. We plan to continue to invest capital and other resources into our
AI-enabled
business operations. However, AI technology is rapidly evolving with significant uncertainties, and we cannot assure you that our investment and exploration in AI technology and
AI-enabled
products and services will be successful. Our operating results may also suffer if our innovation is not responsive to the needs of our users, customers and partners, inappropriately timed with market opportunities, or marketed ineffectively. For example, we have limited experience with operating and scaling
AI-enabled
business, including cloud services and solutions, intelligent driving services and solutions and smart devices and services, which could subject us to various challenges and risks, including developing and managing relationships with enterprises and public sector customers and partners, who are likely to have different needs and preferences from our existing customers, users and partners, highly competitive procurement processes, instances of corrupt practices or other illegal gains, longer receivable payment cycles and lower collection rates. We also may not alter our business practices in time to avoid or reduce adverse effects from any of the foregoing risks. In addition, our
AI-enabled
business requires very different products and services, sales and marketing channels and internal operational systems and processes. These requirements could disrupt our current operations and harm our financial condition and operating results, especially during the initial stage of investment, development and scaling of our new
AI-enabled
offerings.
We may also enter into other markets and industries/industry verticals that are new to us through organic business initiatives or investment and acquisitions, such as live streaming,
e-commerce
and healthcare vertical including internet hospital, which may subject us to different and unforeseen risks. However, we cannot assure you that such efforts will be successful. For these new markets and industries/industry verticals, we may not have sufficient experience and may not be able to navigate the rapidly evolving regulatory environment or forecast and meet the continually changing demands and preferences for products and services. Some of these new markets and industries/industry verticals are emerging with relatively novel and untested business models. Any of the foregoing could pose significant challenges to us. We may not realize the anticipated benefits of our investments or acquisitions, due to the uncertainties related to the performance and valuation of the relevant targets, or failure to integrate the targets into our existing business, or difficulty in operating the acquired business with our existing expertise and resources. See also “—Our strategy of investments and acquiring complementary businesses and assets may fail.”
It is uncertain whether our strategies will attract users and customers or generate the revenue required to succeed. If we fail to generate sufficient usage of our new products and services, we may not grow revenue in line with the significant resources we invest in these new businesses. This may negatively impact gross margins and operating income. Commercial success of our expansion into new business areas depends on many factors, including innovativeness, competitiveness, effectiveness of distribution and marketing, and pricing and investments strategies, especially in the early stage of competition for market share. For example, the smart transportation industry is highly competitive and fragmented. Our current and potential competitors in this industry range from large and established technology companies to emerging start-ups.
Some competitors have longer operating histories in the sector. They can use their experience, resources and network in ways that could affect our competitive position, including making acquisitions, continuing to invest heavily in research and development and in talents, aggressively initiating intellectual property claims (whether or not meritorious), and continuing to compete aggressively for customers, partners and investees. Our competitors may be able to innovate and provide products and services faster than we can or may foresee product-and-service
needs before us. As a result, we may not achieve significant revenue from our new business areas, such as our
AI-enabled
business operations, for several years, or at all, and may incur significant losses during the process and fail to recoup our investments. On the other hand, market conditions and general acceptance of products and services could be adversely impacted if other players in the market fail to adopt appropriate business and operational model, develop and offer successful products and services and develop and adapt appropriate technologies and infrastructure. If the markets of our new businesses, such as intelligent driving and electric vehicle, do not develop and grow as we anticipate, we may incur significant loss from our new businesses and our growth prospects may be materially adversely impacted.
In addition, we may encounter regulatory uncertainties related to new business areas that we enter into. The laws and regulations related to AI technology and products are at an early stage of development and still evolving in China. The effects of such laws and regulations remain unclear and may add uncertainties to the development and operation of our
AI-related
business. For example, as PRC regulatory framework on autonomous driving evolves, we may be required to comply with approval and other compliance requirements for autonomous driving road test and related data collection and sharing promulgated by PRC authorities from time to time. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Artificial Intelligence and Autonomous Driving Vehicles.” We may confront other challenges as we enter new business domains, including the lack of adoption of new products and services, the lack of management talent in the new business, cost management and other factors required for the expansion of new businesses.
We have experienced slowdowns and declines in our revenues, and we may sustain net loss from time to time, and we may experience downward pressure on our operating and profit margins in the future.
Our total revenues grew at a compound annual growth rate of 11.0% from 2016 to 2020. Our growth was driven in part by the growth in China’s internet and online marketing industries, which may not be indicative of future growth or be sustainable. Our revenue growth slowed down in 2019 and declined in 2020 as compared to that of 2019, due to the decline in our online marketing services. We could continue to experience a decline in our revenues, as a result of a number of factors, including changes in the mix of products and services, customer demographics, industry and channel, changes in policy or policy implementation, increase in market competition for marketing and/or new AI offerings, and decrease in pricing arising from an oversupply of advertising inventory in the market, which has been witnessed since 2019. We may also experience a decline in our revenue or revenue growth rate, if there is a decrease in the rate of adoption for our products, services and technologies, or deceleration or decline in demand for platforms used to access our services, among other factors.
Our operating margin increased from 6% in 2019 to 13% in 2020. Net income attributable to us as a percentage of revenue changed from 2% in 2019 to 21% in 2020. We may experience downward pressure on our operating margin from increasing competition, revenue growth slower than expenses, and increased costs from many aspects of our business, including within online marketing where revenue growth does not keep up with traffic growth and related infrastructure costs to support our online properties, such as Baidu App, video-related and other products requiring huge data transmission and computing power. We may also pay increased fees for our distribution channels, as well as increased content acquisition costs to content providers. Additionally, an increase in personnel-related costs, an increase in spending to promote new products and services, the expiration of temporary tax exemptions or reductions, and the impact of the coronavirus
(COVID-19),
which has negatively affected our revenue growth and delayed certain spending, may dampen our operating margin. We may also experience downward pressure on our operating margin resulting from a variety of factors, such as the expansion of our business into new areas, including AI cloud, intelligent driving, voice assistant & smart device, all of which have margins much lower than that of online marketing. Our operating margin may also be negatively impacted from a greater proportion of revenue contributed by new business areas, which has grown faster than online marketing.
In addition, we may also sustain net loss from time to time. We experienced significant losses from investment write downs in the third quarter of 2019, and experienced foreign currency fluctuation from time to time. We may experience further investment impairment and currency losses in the future. Declining operating margin and investment impairment have caused us to experience a net loss in 2019 and the first quarter of 2020, and there is no guarantee that we will be profitable in the future.
Due to these factors and the evolving nature of our business, our historical revenue growth rate, historical operating margin and historical profitability may not be indicative of our future performance.
If we fail to continue to innovate and provide products, services and high-quality internet experience that attract and retain users, we may not be able to generate sufficient user traffic to remain competitive; we may expend significant resources in order to remain competitive.
Our success depends on providing products and services to attract users and enable users to have a high-quality internet experience. In order to attract and retain users and compete against our competitors, we must continue to invest significant resources in research and development to enhance our artificial intelligence (AI) or other new technologies, improve our existing products and services, and introduce additional high-quality products and services. If we are unable to anticipate user preferences or industry changes, enhance the quality of our products and services on a timely basis or fail to provide sufficient content, or provide other consumer-facing services and products, including our maps and smart devices, to our users’ satisfaction, we may suffer a decline in the size of our user base. Our results of operations may also suffer if our innovations do not respond to the needs of our users, are not appropriately timed with market opportunities or are not effectively brought to market. As search, marketing and AI technologies and new forms of devices and apps continue to develop, we may expend significant resources in research and development and strategic investments and acquisitions in order to remain competitive.
If our content ecosystem fails to continually offer quality content in a cost effective manner, we may experience declines in user traffic and user engagement, our business and results of operations may be harmed.
Our content ecosystem consists of products developed for our partners, such as Baijiahao, Smart Mini Program, Managed Page and Union network, and internally developed content and services products, such as Baidu Knows, Baidu Wiki, Baidu Healthcare Wiki, Baidu Wenku, Baidu Scholar, Baidu Experience, Baidu Post, Haokan, Quanmin, iQIYI. The success of our content ecosystem depends on our ability to attract content creators and producers to contribute quality content to our platform by leveraging our user traffic and enhance user engagement through the provision of attractive content, so as to create a virtuous cycle. We have relied, and will continue to rely, on third parties for the majority of the content offered in our content ecosystem and some of our products include third party intellectual property. As the competition for quality content becomes increasingly intense in China, we cannot assure you that we will be able to manage our content acquisition costs effectively and generate sufficient revenues to outpace future increase in content spending. We may also be unable to renew some of our content or intellectual property licensing agreements upon their expiration or termination and any renewal of the content or intellectual property licensing agreements may involve higher costs or less favorable terms. If we are not able to license popular premium content on commercially reasonable terms or renew our content or intellectual property licensing agreements, our financial condition and results of operations may be materially and adversely affected. We have undertaken significant commitments of future minimum payments under non-cancellable
agreements for produced content and licensed copyrights. If the content does not achieve anticipated popularity and commercial success, such commitments may not be recoverable. In addition, we rely on users to contribute content to our various products, including Baijiahao, Baidu Knows, Baidu Wiki, Baidu Healthcare Wiki, Baidu Experience, Baidu Post, Haokan, Quanmin, and iQIYI’s user generated content. If these parties fail to develop and maintain high-quality and engaging content, if our desired premium content becomes exclusive to our competitors, if we are unable to continue to grow our content offerings and stay competitive vis-à-vis
other content platforms, or if a large number of our existing relationships are terminated, the attractiveness of our content offerings to users may be severely impaired. If we are unable to offer content that meets users’ tastes and preferences on a continuing basis, including continuously upgrading our content recommendation engines and in a cost effective manner, our user experience may deteriorate, we may suffer from reduced user traffic, our business and results of operations may be harmed.
We have been and may again be subject to legal proceedings, claims and investigations in the ordinary course of business and could be adversely impacted by unfavorable results of legal proceedings and investigations.
We are subject to various legal proceedings, claims and government investigations, penalties or actions that have arisen in the ordinary course of business and have not yet been fully resolved, and new legal proceedings, claims, regulatory investigations, penalties or actions may arise in the future. In addition, agreements entered into by us sometimes include indemnification provisions which may subject us to costs and damages in the event of a claim against an indemnified third party. The existence of litigation, claims, governmental investigations and proceedings may harm our reputation, business and adversely affect the trading price of our securities. In 2020, our subsidiary iQIYI was subject to SEC investigation after the publication of a short seller report by Wolfpack Research making certain allegations against iQIYI (the “Wolfpack Report”). In sum and substance, the Wolfpack Report alleges that iQIYI inflated its user numbers, inflated its revenue and deferred revenue in connection with certain parts of iQIYI’s business, inflated its expenses and the purchase prices of certain assets to conceal revenue inflation, and provided misleading financial statements of cash flows by adopting an incorrect accounting method. Following the publication of the Wolfpack Report, the SEC requested iQIYI to produce certain financial, operating, and other documents and records primarily relate to the allegations in the Wolfpack Report. iQIYI has voluntarily and publicly disclosed the SEC’s request for information, and, through its legal counsel, it has been providing the SEC with requested documents and information. We are unable to predict the timing, outcome, or consequences of the SEC investigation of iQIYI, or from the SEC’s review of the documents and records requested from iQIYI. In the same year, iQIYI and certain of its current and former directors and officers were named as defendants in several federal punitive securities litigations. Also in 2020, we and certain of our current and former officers were named as defendants in three federal putative securities class actions, two of which are in regard to certain of the key allegations contained in the Wolfpack Report. In 2021, we and certain of our former officers were named as defendants in a separate federal putative securities class action alleging that our subsidiary, iQIYI, made false and misleading statements in its public disclosure documents in violation of federal securities laws. In the event that a court finds that iQIYI, Baidu and/or other defendants violated any of the applicable securities laws, or in the event that iQIYI, Baidu and/ or other defendants choose to reach a settlement with plaintiffs, iQIYI and/or Baidu may be liable for civil monetary damages and the potential financial, operational and reputational impact on iQIYI and/or Baidu may be material. However, we cannot predict the timing, outcome or consequences of these class actions, and there is no basis to conclude at this point whether such actions will be successful or whether the Company will be subject to any damages, let alone how much. For more details, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Regardless of the merit of particular claims, legal proceedings, government investigations and proceedings may result in reputational harm, be expensive to respond, time consuming, disruptive to our operations and distracting to management. In the event we or iQIYI does not prevail or we or iQIYI enters into settlement arrangements in any of these proceedings or investigations, we or iQIYI may incur significant expenses which may materially adversely affect our results of operations.
The outcome of legal proceedings and investigations is inherently uncertain. If one or more legal matters were resolved against us or an indemnified third party in a reporting period for amounts in excess of management’s expectations, our financial condition and operating results for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against us that could materially adversely affect our financial condition and operating results.
In addition to the content developed and posted on our platform by ourselves, our users may post information on Baidu Post, Baidu Knows, Baidu Wiki, Baidu Wenku and other sections of our platform, our content providers may provide content through Baijiahao platform and our P4P customers may create text-based descriptions, image descriptions and other phrases to be used as text, images or keywords in our search listings, and users can also use our personal cloud computing service to upload, store and share documents, images, audio and videos on our cloud servers. We have been and may continue to be subject to claims and investigations for intellectual property ownership and infringement, defamation, negligence or other legal theories based on the content found on our platform, the results in our paid search listings or our other products and services, which, with or without merit, may result in diversion of management attention and financial resources and negative publicity for our brand and reputation. In November 2018, an individual, together with his related company, filed a complaint alleging acts of defamation and libel, commercial disparagement, tortious inference with prospective business relations, intentional infliction of emotional distress and civil conspiracy against, among others, us and Robin Yanhong Li in his capacity as our chairman and chief executive officer in the Supreme Court of New York. The complaint alleged, among other things, that the defendants published articles containing false and defamatory statements concerning the plaintiffs, and sought damages in an aggregate amount of US$11 billion, including purported punitive damages of US$10 billion. The defendants moved the complaint to the U.S. District Court for the Eastern District of New York and filed motions to dismiss the complaint. The plaintiff voluntarily dismissed that complaint, and then added us and Mr. Li as defendants to an amended complaint in a separate lawsuit involving substantially similar claims against numerous other parties, that was then-pending in the Supreme Court of New York, or the Second State Court Lawsuit. We filed motions to dismiss that complaint, which were not opposed. The plaintiff filed a notice of voluntary discontinuance of the complaint in the Second

State Court Lawsuit, and subsequently filed a nearly identical complaint in the U.S. District Court for the Eastern District of New York. In January 2020, the U.S. District Court for the Eastern District of New York dismissed that complaint in its entirety with prejudice, and the time for plaintiff to appeal that dismissal has expired. In February 2020, the Supreme Court of New York granted defendants’ motions to discontinue the Second State Court Lawsuit with prejudice. No appeal of that order has been filed as of the date of this disclosure. We believe these claims to be without merit and intend to continue to defend ourselves vigorously. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Furthermore, if the content posted on our platform or found, stored or shared through our other products and services contains information that government authorities find objectionable, our platform or relevant products or services may be shut down and we may be subject to other penalties. See “—Risks Related to Doing Business in China—We may be subject to liability for information displayed on or linked to our websites, mobile apps, Smart Mini Program or Managed Page and negative publicity in international media and our business may be adversely affected as a result.”
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
Our increasing focus on cloud-based services presents execution, competitive and compliance risks; Baidu Core’s revenue growth may be materially adversely affected by our ability to develop cloud-based services and generate sufficient usage of such services.
A growing part of our business involves cloud-based services available across a spectrum of computing devices. Our Baidu Core’s cloud services revenue was RMB9.2 billion (US$1.4 billion) in 2020, increasing by

44% from 2019. We are devoting significant resources to provide AI solutions, cloud infrastructure, and other services to enterprises and individuals. At the same time, our competitors are rapidly developing and deploying their cloud-based solutions and services. Pricing and delivery models are evolving. Devices and form factors influence how users access services in the cloud and sometimes the user’s choice of which suite of cloud-based services to use. Our success in cloud-based services strategy will depend on the level of adoption of our products and services. We may not establish market share sufficient to achieve scale necessary to achieve our business objectives or recoup costs incurred to build and maintain infrastructure to support our cloud-based services. It is uncertain whether our strategies will attract the users or generate the revenue required to succeed. If we fail to generate sufficient usage of our new products and services, we may not grow revenue in line with the costs associated with infrastructure development and research and development investments. This may negatively and materially impact our results of operations and financial performance.
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
In the past, our peers have experienced data security and infrastructure stability issues arising out of their cloud services. Our cloud services may also encounter similar issues, which could have a material and adverse impact on our brand, operations and financial performance.
Potential issues in the adoption and use of artificial intelligence in our product offerings may result in reputational harm or liability.
We are building AI into many of our product offerings and we expect this element of our business to be a driver for our future growth. We envision a future in which AI operates in our services and applications, such as search-plus-feed, cloud services and solutions, intelligent driving services and solutions and Xiaodu smart devices and services, and the cloud helps our customers become more productive. As with many disruptive innovations, AI presents risks and challenges that could affect its adoption, and, therefore, our business. Our products and services based on AI may not be adopted by our users or customers. AI algorithms may be flawed. Datasets may be insufficient or contain biased information. Inappropriate or controversial data practices by us or others could impair the acceptance of our AI solutions. These deficiencies could undermine the decisions, predictions, or analysis AI applications produce, subjecting us to legal liability, and brand or reputational harm. In addition, some AI scenarios present ethical issues. If we enable or offer AI solutions that are controversial because of their impact on human rights, privacy, employment, or other social issues, we may experience reputational harm or be exposed to liability.
We may face challenges in connection with developing, manufacturing and marketing new Xiaodu smart products in response to changing customer requirements, new technologies and market competition.
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
The success of our Xiaodu smart products depends on several factors, including our ability to:

•	anticipate technology and market trends;

•	develop innovative new products and enhancements on a timely basis;

•	distinguish our products from those of our competitors;

•	manufacture and deliver high-quality products in sufficient volumes at competitive cost structure;

•	establish strong, efficient online and offline distribution channels;

•	price our products competitively;

•	develop a vibrant DuerOS skills store and a large developer community to increase user stickiness and loyalty; and

•	innovate post-hardware sales monetization models.
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
The success of our Xiaodu smart products depends on the continued growth of the smart device market, our ability to establish and maintain the brand, market share, and competition from other companies, as well as our ability to monetize through services after the initial hardware sale.
We have invested significant resources in the “Xiaodu” brand and the research and development of Xiaodu smart products. If the smart device market does not continue to grow or grow in unpredictable ways, or we fail to maintain and further promote the “Xiaodu” brand, our revenue may fall short of expectations and our operating results may be harmed. Also, we have previously offered, but have recently strategically ceased to offer, sales discounts on Xiaodu smart products. Offering such discounts, which has resulted in a loss on smart device hardware sales, has negatively affected, and will continue to negatively affect, our financial performance in the long term. We cannot assure you that our decision to offer or cease to offer such sales discounts is producing, or will produce, positive outcomes for our results of operations. The market for smart devices may not continue to grow; even if it does, we may not be successful in developing and selling devices that appeal to consumers or gain sufficient market acceptance, which typically takes longer in the smart device market. To succeed in this market, we will need to design, produce and sell innovative and compelling products and partner with other businesses that enable us to capitalize on new technologies, some of which have developed or may develop and sell smart devices of their own. We are currently exploring different business models with Xiaodu smart devices, and exploring different monetization model through services after hardware sales, such as membership, advertising and revenue sharing from distribution of third-party skills. Whether we will be able to achieve profitability in smart devices depends in part on our ability to generate revenue through services after the initial hardware sale at a level sufficient to cover associated operating expenses, but there can be no assurance that we will succeed in formulating and implementing the appropriate business and monetization model. Moreover, competition from other companies that seek to provide smart devices will adversely affect our profitability.
We face a number of manufacturing, supply chain, distribution channel and inventory risks as well as product quality and financing risks that, if not properly managed, could harm our financial condition, operating results, and prospects.
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
Our Smart Living Group (SLG), which runs the DuerOS and Xiaodu operations, completed its first round of funding in 2020, and has historically experienced an operating loss. If SLG is unable to satisfy its cashflow needs by generating sufficient cash from its operations in the near future, it may need to rely on subsequent round(s) of financing. If SLG’s operating cashflow does not improve and if SLG fails to conduct financing on reasonable terms, it may not be able to continue its business operations, which may adversely impact our results of operations and financial performance.
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
non-controlling
equity interest in Du Xiaoman and have since then deconsolidated the financial results of Du Xiaoman from our consolidated financial statements in accordance with U.S. GAAP. The financial services provided by the now-divested
Du Xiaoman mainly include consumer credit, wealth management, financial technology services and payment support, through which Du Xiaoman mainly offers technology solutions to financial institution partners covering loan facilitation and risk management aspects and consumer financing to individual customers to meet their cash expenditure needs or business operation requirements. We are still the largest shareholder of Du Xiaoman and would be exposed to losses from Du Xiaoman.
PRC laws and regulations concerning the internet finance industry, particularly those governing wealth management and credit lending, are evolving. Although to our knowledge Du Xiaoman has taken careful measures to comply with the laws and regulations that are applicable to its financial services, the PRC government authorities may promulgate new policies, rules and regulations regulating the internet finance industry. For example, the Supreme Court of the PRC has issued a judicial interpretation in August 2020 which has capped the interest rate of loan contract at four times the one-year
Loan Prime Rate then effective when such loan contract is executed. As we hold a non-controlling
equity interest in Du Xiaoman and do not control Du Xiaoman’s business conduct and operations, we cannot assure you that the practices of Du Xiaoman would not be deemed to violate any PRC laws or regulations, nor can we ensure that all business cooperators on Du Xiaoman’s platform meet all the regulatory compliance requirements. If Du Xiaoman were deemed to violate any current or future applicable PRC laws or regulations, such as the exposure draft of the Interim Measures for the Administration of Internet Small Loan Business recently released, we may be exposed to negative publicity as a result of the potential misconception that Du Xiaoman is still part of our consolidated group. For example, on December 15, 2020, officials from PBOC publicly named deposit products provided by internet financial platforms as illegal and should be subject to regulatory supervision. Many internet financial platforms, including Du Xiaoman, has removed deposit products from their platforms. Events like this may expose us to negative publicity as well.
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
We expect our
AI-enabled
business to become a key revenue driver of Baidu Core, and believe our future growth relies on the success of our
AI-enabled
business. Our systems and processes were designed in the past to support our mobile ecosystem business operations. For our
AI-enabled
business operations to be successful, we must be able to attract industry expertise and talents, and adapt to systems and processes suitable for the enterprise and public sector business environment. If we are unable to do so, we may not be competitive in these markets and our
AI-enabled
business offerings will not be successful. In addition, we must maintain and expand our relationships with other websites, internet companies and other third parties. Our current and future personnel, systems, procedures and controls may not be adequate to support our expanding operations, and consequently our financial condition and operating results may be materially and adversely affected.
We may face intellectual property infringement claims and other related claims, which could be time-consuming and costly to defend and may result in an adverse impact over our operations.
Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property in internet-related and
AI-related
industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims. We may be subject to administrative actions brought by relevant PRC competent governmental authorities such as the PRC State Copyright Bureau and in the most severe scenario criminal prosecution for alleged copyright infringement, and as a result may be subject to fines and other penalties and be required to discontinue infringing activities. Furthermore, as we expand our operations outside of China, we may be subject to claims brought against us in jurisdictions outside of China.
Our search products and services link to materials in which third parties may claim ownership of trademarks, copyrights or other rights. As we adopt new technologies and roll out new products and services, we face the risk of being subject to intellectual property infringement claims that may arise from our use of new technologies and provision of new products and services. Our products and services including those based on content storage and sharing, such as Baidu Knows, Baidu Wiki, Baidu Wenku, Baidu Post, Baidu Drive, Baijiahao, Haokan, Quanmin, and iQIYI’s user-generated content, allow our users to upload, store and share documents, images, audio and videos on our servers, or share, link to or otherwise provide access to contents from other websites, and we also operate distribution platforms whereby developers can upload, share and sell their apps or games to users. Although we have made commercially reasonable efforts to request users or developers to comply with applicable intellectual property laws, we cannot ensure that all of our users or developers have the rights to upload or share these contents or apps. In addition, we have been and may continue to be subject to copyright or trademark infringement and other related claims from time to time, in China and internationally.
We have been making continuous efforts to keep ourselves informed of and to comply with all applicable laws and regulations affecting our business. However, PRC laws and regulations are evolving, and uncertainties still exist with respect to the legal standards as well as the judicial interpretation of the standards for determining liabilities of internet search and other internet service providers for providing links to content on third-party websites that infringe upon others’ copyrights or hosting such content, or providing information storage space, file sharing technology or other internet services that are used by internet users to disseminate such content. The Supreme People’s Court of China promulgated a judicial interpretation on infringement of the right of dissemination through internet in December 2012, which was further amended on December 29, 2020 and came into effect on January 1, 2021. This judicial interpretation, like certain court rulings and certain other judicial interpretations, provide that the courts will place the burden on internet service providers to remove not only links or contents that have been specifically mentioned in the notices of infringement from right holders, but also links or contents they “should have known” to contain infringing content. The interpretation further provides that where an internet service provider has directly obtained economic benefits from any content made available by an internet user, it has a higher duty of care with respect to internet users’ infringement of third-party copyrights. A guidance on the trial of audio/video sharing copyright disputes promulgated by the Higher People’s Court of Beijing in December 2012 provides that where an internet service provider has directly obtained economic benefits from any audio/video content made available by an internet user who has no authorization for sharing such content, the internet service provider shall be presumed to be at fault. The Civil Code of the PRC, or the Civil Code, promulgated in 2020 has further elaborated the circumstances where internet service providers may be found liable for the infringement of third parties. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Tort Liability”. The Copyright Law which will become effective in June 2021 further provides that the competent copyright authority may require compliance from the relevant parties in the process of investigating the infringing activities.
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
Intellectual property litigation is expensive, time-consuming and could divert resources and management attention from the operations of our business. We are currently named as defendant in certain copyright infringement suits in connection with Baidu Feed, P4P, Baidu Post, Baidu Search, iQIYI, Baidu Wenku, Baidu Drive, Baijiahao, Haokan and certain other products or services. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” There is no guarantee that the courts will accept our defenses and rule in our favor. If there is a successful claim of infringement, we may be required to discontinue the infringing activities, pay substantial fines and damages and/or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation by third parties and/or negative publicity alleging our intellectual property infringement could have an adverse effect on our business, reputation, financial condition or results of operations. To address the risks relating to intellectual property infringement, we may have to substantially modify, limit or terminate some of our search services. Any such change could materially affect user experience and in turn have an adverse impact on our business.
Liability claims against, or any unauthorized control or manipulation of our autonomous driving systems, could result in the loss of confidence in us, our brands and our products, and harm our business.
Our Intelligent Driving platform, contains complex information technology systems. We have designed, implemented and tested security measures intended to prevent unauthorized access to our Intelligent Driving platform, but there can be no assurance that vulnerabilities will not be identified in the future, or that our remediation efforts are or will be successful. Hackers have reportedly attempted, and may attempt in the future, to gain unauthorized access to modify, alter and use our Intelligent Driving platform to gain control of, or to change, functionality, user interface and performance characteristics of vehicles utilizing our Intelligent Driving platform, or to gain access to data stored in or generated by the vehicles. Any unauthorized access to or control of autonomous driving vehicles or their systems or any loss of data could result in death and personal injury, and legal claims or proceedings against us.
Our Intelligent Driving platform may be involved in crashes resulting in property damage, death or personal injury in the future, and such crashes may be the subject of significant public attention. We may face claims related to any misuse or failure of new technologies that we are pioneering, including our Intelligent Driving platform and related solutions, such as smart transportation. A successful product liability claim against us could require us to pay substantial monetary damages.
Moreover, product liability claims or reports of unauthorized access to our Intelligent Driving platform or data, regardless of their veracity, could generate substantial negative publicity about our products and business and could have material adverse impact on our brand, business, prospects and operating results.
Our strategy of investments and acquiring complementary businesses and assets may fail.
As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic investments and acquisitions of businesses and assets that complement our existing business and help us execute our growth strategies. For example, we invested in Trip.com Group Limited (Trip.com) (formerly known as Ctrip). In November 2020, we entered into definitive agreements with JOYY Inc. and certain of its affiliates to acquire its domestic video-based entertainment live streaming business in China, or YY Live, which includes YY mobile app, YY.com website and PC YY, among others. For more details, see “—We face risks associated with our acquisition of YY Live and its online live streaming business.”
We intend to make other strategic investments and acquisitions in the future if suitable opportunities arise. Investments and acquisitions involve uncertainties and risks, including, but not limited to:

•	potential ongoing financial obligations and unforeseen or hidden liabilities, including liability for infringement of third-party copyrights or other intellectual property;

•	failure to achieve the intended objectives, benefits or revenue-enhancing opportunities,

•	non-occurrence of anticipated or speculative transactions and any resulting negative impact;

•	costs and difficulties of integrating acquired businesses and managing a larger business;

•
in the case of investments where we do not obtain management and operational control, lack of influence over the controlling partner or shareholder, which may prevent us from achieving our strategic goals in the investments;

•	possible unsatisfactory operational or financial performance, including financial loss, or fraudulent activities of a target business;

•	possible loss of key employees of a target business;

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

Any failure to address these risks successfully may have a material and adverse effect on our financial condition and results of operations. Investments and acquisitions may require a significant amount of capital, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for investments and acquisitions, we may dilute the value of our listed securities and the ordinary shares underlying our ADSs. If we borrow funds to finance investments and acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends. Moreover, acquisitions may also generate significant amortization expenses related to intangible assets. We are required to test our intangible assets and goodwill for impairment annually or more frequently if events or changes in circumstances indicate that they may be impaired. We may also incur impairment charges to earnings for investments and acquired businesses and assets.
There can be no assurance that the acquired YY Live will bring the anticipated strategic benefits to us. We have relatively limited experience with operating the online live streaming business and we may not be able to successfully integrate YY Live into our existing business. We face uncertainties and challenges in navigating the complex regulatory environment, competing effectively in attracting and retaining users and hosts, and developing and/or upgrading products and services as well as technologies to meet everchanging user needs.

We would be subject to and may not be able to successfully manage a variety of additional risks associated with the online streaming business. These risks include, but are not limited to, the following:

•	the online live streaming business is based on a relatively new business model in a relatively new market in which user demand may change or decrease substantially;

•	rules and measures governing online live streaming businesses and hosts are complex and evolving, and we may not be able to navigate such complex regulatory environment;

•
we may face significant risks related to the content and communications on YY Live, as a majority of the communications on YY Live are conducted in real time, and we are unable to verify the sources of all information posted thereon or examine the content generated by users before it is posted;

•	the revenue model for online live streaming may not remain effective, and we may not be able to retain existing users, attract new users, keep users engaged and attract more paying users; and

•
we may not be able to retain or attract popular talents such as performers, channel managers, professional game players, commentators and hosts for our live streaming platform or these talents may fail to draw fans or participants.

Our business is subject to complex and evolving Chinese and international laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.
We are required by privacy and data protection laws in China and other jurisdictions, including, without limitation, the PRC Cyber Security Law, to ensure the confidentiality, integrity and availability of the information of our users, customers, third-party agents, content providers and Baidu Union partners, which is also essential to maintaining their confidence in our online products and services. However, the interpretation and application of such laws in China and elsewhere are often uncertain and in flux.
In December 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Internet Privacy”
The PRC Cyber Security Law and the Civil Code are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information” under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information.
While we take all these measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and business partners, and such measures may still be determined as insufficient, improper, or even as user-privacy invasive, by the relevant authorities, which may result in penalties against us. The activities of third parties such as our customers and business partners are beyond our control. If our business partners violate the PRC Cyber Security Law and other laws and regulations relating to the protection of personal information, or fail to fully comply with the service agreements with us, or if any of our employees fail to comply with our internal control measures and misuse the information, we may be subject to penalties and other legal liabilities. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential users and customers from using our products or services and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.
The PRC laws and regulations concerning data protection are subject to changes and updates from time to time. For example, the Draft Personal Information Protection Law promulgated by the Standing Committee of the National People’s Congress in October 2020 sets forth more specific requirements on and introduces notable changes to the current obligations of personal information protection under applicable PRC laws and regulations. There are also a number of legislative proposals in the European Union and the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which are often uncertain and in flux, may be inconsistent with our practices. The introduction of new products or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. For example, if privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to online advertising customers. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services.
Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized use, release or transfer of personally identifiable information or other user data, could cause our users to lose trust in us and could expose us to legal claims or penalties. Any perception by the public that privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of our products and services generally. We expect that these areas will be subject to greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services in the ordinary course of our business operations, and cooperated and will keep cooperating in the future with the competent regulators in these respects. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

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
If any of our executives or other key personnel joins a competitor or forms a competing company, we may not be able to successfully retain customers, key agents, know-how
and key personnel. Each of our executive officers and key employees has entered into an employment agreement with us, containing confidentiality and non-competition
provisions. If any disputes arise between any of our executives or key personnel and us, we cannot assure you the extent to which any of these agreements may be enforced.
We rely on highly skilled personnel. If we are unable to retain or motivate them or hire additional qualified personnel, we may not be able to grow effectively.
Our performance and future success depend on the talents and efforts of highly skilled individuals. We will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization and business operations. Competition for qualified employees in the industries we operate in is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. As competitions in our industries intensify, it may be more difficult for us to hire, motivate and retain highly skilled personnel. In general, if we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively. In certain emerging industry, such as autonomous driving, many players with sufficient funds would heavily devote their resources to compete for talents with us. To keep our competitiveness and market position, we would need to, among others, recruit, train and retain our key talents and employees, in particular research and development personnel. If we fail to do so, we may lag behind with respect to the ever-emerging and cutting-edge technologies in the emerging industry, and our prospects in such industry would be ultimately harmed.
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
For example, in 2019, the market value of Trip.com declined, and the continuing low market price of its ADSs caused us to recognize a non-cash
impairment loss of RMB8.9 billion in the third quarter of 2019. We have also recognized impairment charges on our long-term investments in 2020, due to the impact of
COVID-19
and other factors. We may still suffer significant impairment loss or downward adjustments of our investments in the future. The carrying amounts of short-term investments and long-term investments as of December 31, 2020 were RMB126.4 billion (US$19.4 billion) and RMB76.2 billion (US$11.7 billion), respectively. The value or liquidity of our investments could decline and result in a material impairment, which could materially adversely affect our financial condition and operating results.
We are subject to risks and uncertainties faced by companies in a rapidly evolving industry.
We operate in the rapidly evolving internet industry, which makes it difficult to predict our future results of operations. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by companies in evolving industries. Some of these risks and uncertainties relate to our ability to:

•	maintain our leading position in the Chinese-language internet search market;

•	offer attractive, useful and innovative products and services to attract and retain a larger user base;

•	procure content from studios and other content providers, as well as distribution channels and other licensors of content;

•	attract users’ continuing use of internet search services;

•	retain existing customers and attract additional customers and increase spending per customer;

•	evaluate the credit worthiness and collectability of accounts receivables from an evolving variety of customers, whose failure to pay us in a timely manner may adversely affect our liquidity position;

•	retain members and attract new members of iQIYI’s membership services;

•	upgrade our technology to support increased traffic and expanded product-and-service offerings;

•	further enhance our brand;

•	respond to competitive market conditions;

•	respond to evolving user preferences or industry changes;

•	respond to changes in the regulatory environment and manage legal risks, including those associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	execute our strategic investments and acquisitions and post-acquisition integrations effectively;

•	attract, retain and motivate qualified personnel and maintain good relations with a young and growing work force; and

•	build profitable operations in new markets and other overseas internet markets we have entered into.
If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.
Our indebtedness could adversely affect our financial condition and our ability to obtain additional capital on reasonable terms when necessary.
As of December 31, 2020, we had an aggregate of RMB75.5 billion (US$11.6 billion) of outstanding indebtedness (including loans, convertible senior notes and notes payable), which will mature between 2021 and 2030, which include RMB20.6 billion (US$3.2 billion) of outstanding indebtedness of iQIYI. In February 2021, we entered into a non-binding
term sheet for a term and revolving facility with a group of five mandated lead arrangers, bookrunners and underwriters, pursuant to which we plan to borrow a total of US$3.0 billion. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” We may incur additional indebtedness in the future. Our current and future debt requires us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows, raise additional capital and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.
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
iQIYI, our controlled subsidiary listed on the Nasdaq Global Select Market, has experienced working capital deficits. iQIYI had achieved a working capital surplus as of December 31, 2018 and December 31, 2019, but experienced a working capital deficit as of December 31, 2020. There is no assurance that iQIYI will be able to improve its working capital position and achieve working capital surplus again, although iQIYI will take actions to manage its working capital. iQIYI raised a concurrent equity and convertible bond offering in December 2020. There can be no assurance that iQIYI will be able to raise additional equity or debt financing on terms that are acceptable to iQIYI in the future. Any failure to do so as and when necessary could materially adversely affect iQIYI’s liquidity, results of operations, financial condition and ability to operate. In addition, when iQIYI obtains additional financing by issuing and selling additional equity or equity-linked securities, such as convertible bonds, our interest in iQIYI will be diluted.
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
As a public company with a growing business, iQIYI expects to increasingly rely on net cash provided by operating activities, financing through capital markets and commercial banks for its liquidity needs. However, iQIYI cannot assure you that it will be successful in its efforts to further diversify its sources of liquidity and obtain financing. In addition, certain financing may pose additional capital needs on iQIYI, for example, the potential redemption by holders of iQIYI’s convertible notes. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” If iQIYI cannot obtain sufficient capital to meet its capital needs, iQIYI may not be able to execute its growth strategies and its business, financial condition and prospects may be materially and adversely affected.
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
COVID-19
has had a severe and negative impact on the Chinese and global economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown, especially considering the multiple recent outbreaks in various countries and regions as well as the uncertainties brought by the newly launched vaccination programs. Even before the outbreak of
COVID-19,
the global macroeconomic environment had been facing challenges. The growth of the Chinese economy has gradually slowed down in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.
Rising international political tensions, including changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.
The U.S. government has made statements and taken certain actions that may lead to changes in U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, tax policy related to international commerce, or other trade matters. While cross-border business may not be an area of focus for us, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to recent U.S.-China trade tensions, such changes could have an adverse effect on our business, financial condition and results of operations.
In addition, we have been closely monitoring domestic policies in the United States designed to restrict certain Chinese companies from supplying or operating in the U.S. market. These policies include the Clean Network project initiated by the U.S. Department of State in August 2020 and new authorities granted to the Department of Commerce to prohibit or restrict the use of information and communications technology and services, or ICTS. While a substantial majority of our business is conducted in China, policies like these may deter U.S. users from accessing and/or using our search engine, apps and other products in the United States, which could adversely impact our user experience and reputation. Similarly, India has banned a large number of apps in 2020 out of national security concerns, many of which are China-based apps (including our apps), escalating regional political and trade tensions.
Likewise, we are monitoring policies in the United States that are aimed at restricting U.S. persons from investing in or supplying certain Chinese companies. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so). For instance, the United States is in the process of developing new export controls with respect to “emerging and foundational” technologies, which may include certain AI and semiconductor technologies. In addition, the U.S. government may potentially impose a ban prohibiting U.S. persons from making investments in or engaging in transactions with certain Chinese companies. Measures such as these could deter suppliers in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. As a result, Chinese companies would have to identify and secure alterative supplies or sources of financing, while they may not be able to do so in a timely manner and at commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the United States and other countries that impose export controls or other restrictions. Like other Chinese companies, our business, financial condition and results of operations could be adversely affected as a result.
Failure to retain key third-party agents or attract additional third-party agents, or termination of our relationship with third-party agents could materially and adversely affect our business. Moreover, there is no assurance that our direct sales model in some key geographic markets will continue to be successful.
We rely, to a large extent, on a nationwide distribution network of third-party agents for our sales to, and collection of payment from, our customers. The operations and conduct of such third-party agents are beyond our control. They may fail to provide quality services to our customers or otherwise breach their contracts with our customers, or experience operational or financial difficulties or run out of business, or engage in misconduct with respect to our sales and our customers. If any of the foregoing issues arise, we may terminate our relationship with third-party agents, lose customers and our results of operations may be materially and adversely affected. In the past, there had been alleged incidents of certain of our employees and consultants colluding with third-party agents in illegal activities. Although we have zero tolerance towards any illegal activities and have internal policies and procedures against employee misconduct, we cannot assure you that our employees would always comply with such policies and procedures, nor can we control third-party agents’ conduct or guarantee that such incidents would not happen again. In addition, since most of third-party agents are not bound by long-term contracts, we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to retain key third-party agents or attract additional ones on terms that are commercially reasonable, our business and results of operations could be materially and adversely affected. We may decide to terminate existing third-party agents and transition to new ones or to our own distribution channel. If we decide and fail to smoothly transition our business to new third-party agents or to our own distribution channel, our business and results of operations could be materially and adversely affected.
We have transitioned to using our direct sales force to serve customers in some key geographic markets, such as Beijing, Shanghai and other cities There is no assurance that our direct sales model in those markets will continue to be successful. If we fail to maintain an adequate direct sales force, retain existing customers and continue to attract new customers in those markets, our business, results of operations and prospects could be materially and adversely affected.
We may not be able to detect or prevent misconduct committed by our employees or third parties.
Misconduct by our employees, such as unauthorized business transactions, bribery, corruption and breach of our internal policies and procedures, or by consultants or other third parties, such as breach of law, may be difficult to detect or prevent. It could subject us to financial loss and sanctions imposed by governmental authorities while seriously damaging our reputation. This may also impair our ability to effectively attract prospective users, develop customer loyalty, obtain financing on favorable terms and conduct other business activities. Our risk management systems, information technology systems and internal control procedures are designed to monitor our operations and overall compliance. Historically we have identified certain incidents of employee and third-party misconduct. However, there can be no assurance we will be able to identify non-compliance
or illegal activities promptly, or at all. Furthermore, it is not always possible to detect and prevent misconduct committed by our employees or third parties, and the precautions we take to prevent and detect such activities may not be effective. This may materially and adversely affect our business, brand, financial condition and results of operations.
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
Our business is prone to cyber-attacks seeking unauthorized access to our data or user data or to disrupt our ability to provide services. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data, such as personal information, including names, accounts, user IDs and passwords, and payment or transaction related information, could result in the loss or misuse of such data, which could cause a loss or give rise to liabilities to the owners of confidential information, such as our users, customers, third-party agents, content providers and Baidu Union partners, subject us to penalties imposed by administrative authorities, and disrupt our operations. For example, Baidu Drive provides services to many individual users who may upload sensitive personal information and documents of significance to Baidu Drive. In the event of an unauthorized access, such information and documents might be leaked or even further sold through illegal means. In addition, computer malware, viruses, social engineering (predominantly spear phishing attacks), and general hacking have become more prevalent in our industry, have occurred on our systems in the past, and may occur again on our systems in the future. We also regularly encounter attempts to create false or undesirable user accounts, purchase ads, or take other actions on our platform for purposes such as spamming, spreading misinformation, or other objectionable ends. As a result of our prominence, the size of our user base, and the types and volume of personal data on our systems, we believe that we are a particularly attractive target for such breaches and attacks. Such attacks may cause interruptions to the services we provide, degrade the user experience, cause users or customers to lose confidence and trust in our products and services, impair our internal systems, or result in financial harm to us.

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
In addition, some of our developers or other partners, such as those that help us measure the effectiveness of advertisements, may receive or store information provided by us or by our users through mobile or web applications integrated with our products. We provide limited information to such third parties based on the scope of services provided to us. However, if these third parties fail to adopt or adhere to adequate data security practices, or in the event of a breach of their networks, our data or our users’ data may be improperly accessed, used, or disclosed.
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
Defects or errors in our products or services could diminish demand for our products or services, harm our business and results of operations and subject us to liability.
Our customers use our products for important aspects of their personal lives or businesses. Any errors, defects or disruptions to our products and any other performance problems with our products could damage our customers’ personal lives or businesses and, in turn, hurt our brand and reputation. We provide regular updates to our products, which have in the past contained, and may in the future contain, undetected errors, failures, vulnerabilities and bugs when first introduced or released. Real or perceived errors, failures or bugs in our products could result in negative publicity, loss of or delay in market acceptance of our platform, loss of competitive position, lower customer retention or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. In addition, we may not carry insurance to compensate us for any losses that may result from claims arising from defects or disruptions in our products. As a result, our reputation and our brand could be harmed, and our business, results of operations and financial condition may be adversely affected.
Concerns and unfavorable media coverage relating to our privacy practices could damage our reputation, deter current and potential users and customers from using our products and services and negatively impact our business.
The internet industry is facing significant challenges with respect to information security and privacy, including the storage, transmission and sharing of confidential information. The general public, our users, customers, third-party agents, content providers and Baidu Union partners are increasingly aware of the vulnerability of confidential and private information. We will continue to experience media or regulatory scrutiny of our actions or decisions regarding user privacy, content or advertising. Furthermore, concerns have been expressed from time to time about whether our products, services or processes could compromise the privacy of users and others.
We transmit and store confidential and private information of our users, customers, third-party agents, content providers and Baidu Union partners, such as personal information, including names, accounts, user IDs and passwords, and payment or transaction related information. Historically there has been negative publicity or media reports making allegations about our practice, and we cannot rule out similar possibilities of such in the future. Although we strive to comply with all privacy related requirements, we cannot guarantee that our products or services are at all times without defect due to the complexity and rapid evolvement of technology, etc. Concerns about our practices with regard to the collection, use, disclosure, or security of personal information or other privacy related matters, and any negative publicity on our information safety or privacy protection mechanism and policy, even if unfounded, has in the past, and could adversely affect our business and results of operations and financial condition. Such concerns and negative publicity could damage our reputation and brand, and have an adverse effect on the size, engagement and loyalty of our user base, which could adversely affect our business and results.
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
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2020. However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.
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
We have purchased insurance to cover certain liabilities, properties and employees in connection with our intelligent driving business. We only have limited business liability or disruption insurance coverage for our operations in China. Any business disruption may result in our incurring substantial costs and the diversion of our resources.
We face risks related to health epidemics, severe weather conditions and other outbreaks.
In recent years, there have been outbreaks of epidemics in China and globally, including the outbreak of
COVID-19.
In March 2020, the World Health Organization declared the
COVID-19
a pandemic.
COVID-19
has resulted in quarantines, travel restrictions, and the temporary closure of businesses and facilities in China and worldwide.
Our results of operations have been, and could continue to be adversely, and may be materially, affected, to the extent that the
COVID-19
or any other epidemic harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the
COVID-19
and the actions taken by government authorities and other entities to contain the
COVID-19
or treat its impact, including the effectiveness of the vaccine programs, almost all of which are beyond our control. For the
COVID-19’s
impact on our financial results, please see “Item 5. Operating and Financial Review and Prospects”. Potential impacts include, but are not limited to, the following:

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

•
our customers may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts. We have provided and may continue to provide significant sales incentives to our customers and third-party agents during the pandemic, which may in turn materially adversely affect our financial condition and operating results;

•
the business operations of our third-party agents have been and could continue to be negatively impacted by the pandemic, which may negatively impact our distribution channel, or result in loss of customers or disruption of our services, which may in turn materially adversely affect our financial condition and operating results;

•
any disruption of our supply chain, logistics providers or customers could adversely impact our business and results of operations, including causing us or our suppliers to cease manufacturing Xiaodu smart devices for a period of time or materially delay delivery to customers, which may also lead to loss of customers, as well as reputational, competitive and business harm to us;

•
many of our customers, third-party agents, suppliers and other partners are small and medium-sized
enterprises (SMEs), which may not have strong cash flows or be well capitalized, and may be vulnerable to a pandemic and slowing macroeconomic conditions. If the SMEs that we work with cannot weather
COVID-19
and the resulting economic impact, or cannot resume business as usual after a prolonged pandemic, our revenues and business operations may be materially and adversely impacted;

•
the global stock markets have experienced, and may continue to experience, significant decline from the
COVID-19
pandemic and the private and public companies that we have invested in could be materially adversely affected, which may lead to significant impairment in the fair values of our investments and in turn materially adversely affect our financial condition and operating results; and

•
corporate social responsibility initiatives we put forth in response to
COVID-19,
such as the RMB300 million charitable initiative with the goal of providing awareness education and improving public health in China, and many other efforts to leverage our technology, products and services to help contain the pandemic, may negatively affect our financial condition and operating results.

The potential downturn brought by and the duration of the
COVID-19
pandemic may be difficult to assess or predict where actual effects will depend on many factors beyond our control. The extent to which the
COVID-19
pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. During the year ended December 31, 2020, our operations have been significantly affected by the
COVID-19
pandemic. Our online marketing revenues declined compared to the prior period, mainly due to weakness in online advertising demand as our customers in certain industries are negatively impacted by
COVID-19.
We have also provided additional allowance for credit losses for accounts receivable and contract assets, recognized impairment charges on our long-term investments and content assets, and recorded loss from equity method investments in 2020, due to the impact of
COVID-19
and other factors. In addition, increased market volatility has contributed to larger fluctuations in the valuation of our equity investments. There are still significant uncertainties of
COVID-19’s
future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of
COVID-19,
possibility of a second wave in China and other countries, the development of the vaccine and other medical treatment, the actions taken by government authorities to contain the outbreak, and government stimulus measures, almost all of which are beyond our control. As a result, certain of our estimates and assumptions, including the allowance for credit losses, the valuation of certain debt and equity investments, long-term investments, content assets and long-lived assets subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to our current estimates in future periods.
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
The PRC government restricts or imposes conditions on foreign investment in various industries such as internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. We and our PRC subsidiaries are still considered foreign persons or foreign-invested enterprises under PRC foreign investment related laws. As a result, we and our PRC subsidiaries are subject to PRC legal restrictions on or conditions for foreign ownership of internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Due to these restrictions and conditions, we operate our platform and conduct business in certain restricted or prohibited industries such as value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses in China through our consolidated affiliated entities. As all the nominee shareholders of our consolidated affiliated entities are either PRC citizens or PRC domestic enterprises, these entities are therefore considered as PRC domestic enterprises under PRC law. The “nominee shareholders” refer to those shareholders who have entered into exclusive equity purchase and transfer option agreements and equity pledge agreements with us as part of the contractual arrangements. Our contractual arrangements with our consolidated affiliated entities and the nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance. These contractual arrangements demonstrate our ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the consolidated affiliated entities. In 2018, 2019 and 2020, we derived 33%, 40% and 43% of our external revenues from our consolidated affiliated entities, respectively.
There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with our consolidated affiliated entities, including but not limited to Baidu Netcom and the nominee shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our business and our reputation.
Although we believe we comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance
with or violations of PRC laws and regulations. If the PRC government determines that we do not comply with applicable law, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business. Any of these or similar occurrences could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of our consolidated affiliated entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of our consolidated affiliated entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.
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
As a result of our corporate structure and the contractual arrangements between our subsidiaries and each of our consolidated affiliated entities in China, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between our subsidiaries and these consolidated affiliated entities were not on an arm’s-length
basis and therefore constituted a favorable transfer pricing. Under the PRC Enterprise Income Tax Law, or the EIT Law, an enterprise must submit its annual tax return together with information on related-party transactions to the PRC tax authorities. The PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length
principles. For example, the PRC tax authorities could request that our consolidated affiliated entities adjust their taxable income upward for PRC tax purposes. Such adjustment could adversely affect us by increasing our consolidated affiliated entities’ tax expenses without reducing our subsidiaries’ tax expenses, which could subject our consolidated affiliated entities to interest due on late payments and other penalties for under-payment of taxes.
We may have exposure to greater than anticipated tax liabilities.
We are subject to enterprise income tax, or EIT, VAT, and other taxes in many provinces and cities in China and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. For example, if our P4P service is classified as a form of advertisement distribution service, we may be required to pay a cultural business construction fee. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC VAT in Lieu of Business Tax.” In addition, if this classification of P4P services were to be retroactively applied, we might be subject to sanctions, including payment of delinquent fees and fines for the revenues generated from our P4P services prior to the classification. Moreover, under the EIT Law, the PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length
principles. Particularly, pursuant to the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures issued by the State Administration of Tax in March 2017, if a PRC enterprise makes an outbound payment to its overseas related party which undertakes no functions, bears no risks or has no substantial operation or activities and such payment is inconsistent with arm’s-length
principles, the tax authorities may carry out a special tax adjustment based on the full amount deducted prior to tax. Although we believe all our related party transactions, including all payments by our PRC subsidiaries and consolidated affiliated entities to our non-PRC
entities, are made on an
arm’s-length
basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

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
As of December 31, 2020, we have made long-term loans in an aggregate principal amount of RMB19.1 billion (US$2.9 billion) to the nominee shareholders of our consolidated affiliated entities. We extended these loans to enable the nominee shareholders to fund the capitalization of these entities. We may in the future provide additional loans to the nominee shareholders of our consolidated affiliated entities in China in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans will depend on the profitability of these consolidated affiliated entities and their operational needs, which are uncertain.
We are in the process of registering the pledges of equity interests by nominee shareholders of some of our consolidated affiliated entities, and we may not be able to enforce the equity pledges against any third parties who acquire the equity interests in good faith in the relevant consolidated affiliated entities before the pledges are registered.
Pursuant to equity pledge agreements under the contractual arrangements, the nominee shareholders of each of our consolidated affiliated entities should pledge all of their equity interests in the relevant consolidated affiliated entities to our subsidiaries. An equity pledge agreement becomes effective among the parties upon execution. However, according to the Civil Code which became effective from January 1, 2021, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for market regulation. We are still in the process of registering the pledge relating to certain consolidated affiliated entity(ies), relating to recent equity interest transfers and capital increase. Prior to the completion of the registration, we may not be able to successfully enforce the equity pledge against any third parties who have acquired property right interests in good faith in the equity interests in the relevant consolidated affiliated entity(ies).
If the chops of our PRC subsidiaries and our VIEs are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.
In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and VIEs are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.
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
China’s economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.
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
Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our potential violation of these policies and rules. In addition, any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.
We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet and related business and companies.
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

•
The licensing requirements relating to the internet business in China are uncertain and evolving. This means that permits, licenses or operations at some of our PRC subsidiaries and consolidated affiliated entities may be subject to challenge, or we may not be able to obtain or renew certain permits or licenses, including without limitation, a Value-Added Telecommunication Business Operating License, which is issued by the MIIT, an Internet News License, which is issued by the Cyberspace Administration of China, or the CAC, a Short Messaging Service Access Code Certificate, which is issued by the MIIT, an Online Audio/Video Program Transmission License, which is issued by the State Administration of Press Publication, Radio, Film and Television, or the SAPPRFT (the corresponding regulatory body currently known as National Radio and Television Administration, or the NRTA), a Radio and Television Program Production License, which is issued by the local bureau of the NRTA, a Surveying and Mapping Qualification Certificate for internet map services, which is issued by the National Administration of Surveying, Mapping and
Geo-information,
an Internet Culture Business Permit with or without the permitted scope of business covering online game operation and online game virtual currency issuance or trading, which is issued by the local bureau of the then Ministry of Culture, or the Ministry of Culture and Tourism which has replaced the Ministry of Culture, an Internet Publication Service License, which is issued by the SAPPRFT (the corresponding regulatory body currently known as the National Press and Publication Administration, or the NPPA), a Publication Business Operating License, which is issued by the local bureau of the SAPPRFT or NPPA, a Qualification Certificate for Internet Drug Information Services, which is issued by provincial branch of the State Food and Drug Administration (the corresponding regulatory body currently known as the National Medical Products Administration), a Human Resource Services License, which is issued by the local bureau of the Ministry of Human Resources and Social Security, and a Commercial Performances License, which is issued by the Municipal Bureau of Culture and Tourism. Failure to obtain or renew these permits and licenses may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•
New laws and regulations may be promulgated to regulate internet activities, including online advertising and internet cultural activities. Other aspects of our online operations may be further regulated in the future. If these new laws and regulations are promulgated, additional licenses may be required for our online operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

We provide value-added telecommunications services through our consolidated affiliated entities, which hold the required licenses. In July 2006, the MIIT issued the Notice of the Ministry of Industry and Information Technology on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. According to this notice, either the holder of a Value-Added Telecommunication Business Operating License or its shareholders must directly own the domain names and trademarks used by the license holder in its provision of value-added telecommunications services. Our major consolidated affiliated entities hold the necessary assets that are material to the operation of our business, including domain names, personnel, facilities and most of our intellectual property rights.
As we enter into new businesses, we may encounter additional regulatory uncertainties. For example, the current PRC legal framework on autonomous cars or autonomous driving is still new and evolving. Pursuant to the local rules and regulations in various cities including Beijing, Shanghai, Chongqing, and other cities, any entity intending to conduct a road testing of autonomous driving vehicles in these cities must file an application for road testing with a designated local agency supervising road testing of autonomous vehicles in these cities. It also remains uncertain what additional compliance requirements we need to meet in order to undertake a road testing of our autonomous driving cars in other locations in China. Baidu has obtained permits to conduct road testing in certain cities such as Beijing, Guangzhou, Yangquan, Shanghai, Yinchuan, Nanjing and Hefei. There is no guarantee that the road testing of our autonomous driving cars in other locations fully complies with local laws and regulations. If our road testing is deemed by local enforcement authority as a violation of the applicable traffic and transportation laws, we may have to suspend the testing, and the progress of our research and development of autonomous cars may be adversely affected.
The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business.
Any failure or perceived failure by us to comply with the enacted Anti-Monopoly Guidelines for Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.
The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the

MOFCOM, the NDRC and the SAIC, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. On December 28, 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its province-level branches to conduct anti-monopoly enforcement within their respective jurisdictions. On September 11, 2020, the SAMR issued Anti-monopoly Compliance Guideline for Operators, which requires, under the PRC Anti-monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. On February 7, 2021, the Antimonopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Internet Platforms also reinforces antitrust merger review for internet platform related transactions to safeguard market competition. As the Anti-Monopoly Guidelines for Internet Platforms was newly promulgated, we are uncertain to estimate its specific impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance
is raised by relevant authorities and determined against us, we may be subject to fines and other penalties.
To our knowledge, a certain number of PRC Internet companies adopt VIE structure, but there have been few precedents where Internet companies with a VIE structure were investigated for being involved in the concentrations of undertaking until recently. It has been long debated whether transactions involving Internet companies with a VIE structure are subject to prior filing of notification requirements, since filing of notification of concentration of undertaking made by couples of Internet companies were not accepted in the past. Due to such regulatory history in the industry and as a matter of common industry practice in the past, we did not file prior notification of concentrations of undertaking. In April 2020, the SAMR published a case of concentration of undertaking where a VIE structure was involved (such case was closed in July 2020 and unconditional approval was granted). In November 2020, the draft Guidelines to Anti-Monopoly in the Field of Internet Platforms also, for the first time, expressly include concentrations involving a VIE structure within the ambit of SAMR’s merger control review if the reporting thresholds are triggered. Furthermore, in December 2020, SAMR has, for the first time, formally penalized three Internet companies with a VIE structure for failure to file prior notifications of implementing concentrations. Hence, starting from 2020, SAMR has been reviewing historical cases of concentrations of undertaking of Internet companies with a VIE structure, and past failure to file prior notification of concentrations of undertaking may be investigated and penalized.
We have received enquiry from the SAMR related to failure to file prior notification of concentrations of undertaking and the possibility of penalty. Relevant cases are still under investigation. We have been cooperating with SAMR and we keep written and oral correspondence with SAMR. In January 2021, we received one official case-filing notification in connection with one case, which required us to provide relevant materials and statements on whether the non-filing
constitutes a failure to file prior notification of concentrations of undertaking. We have been cooperating with SAMR and providing the requested documents and information. Recently we received a notification from the SAMR contemplating the imposition of a fine of RMB500,000 in connection with this case. The SAMR will issue an official notice imposing the penalty if no objection was raised within three business days. We did not object to the penalty. We do not expect further penalty from the SAMR in connection with this case after we make full payment of the penalty. There can be no assurance that such enquiry can be resolved in a timely manner to the SAMR’s satisfaction, or that we will not be subject to more enquiries in the future. We may be subject to penalty in connection with any such enquiry, including certain fines up to RMB500,000 per case, and in extreme case being order to terminate the contemplated concentration, to dispose of our equity or asset within a prescribed period, to transfer our business within a prescribed time or to take any other necessary measures to return to the pre-concentration
status. We may receive greater scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services as well as our investments in our ordinary business course to avoid any failure to comply with these regulations. Any failure or perceived failure by us to comply with the enacted Anti-Monopoly Guidelines for Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigations or claims against us and could have an adverse effect on our business, financial condition and results of operations.
We are subject to governmental economic sanctions or export control laws.
We are subject to various economic and trade sanctions laws in different jurisdictions. For example, U.S. economic sanctions prohibit the provision of products and services to countries, governments, and persons targeted by U.S. sanctions. United Kingdom financial sanctions and European Union sanctions also have similar regime to prohibit the provision of products and services to countries, governments and persons on their respective target list.
In August 2020, MOFCOM and the Ministry of Technology jointly promulgated a notice to adjust and pronounce the Catalog of Technologies Prohibited or Restricted from Export of the PRC, which has provided that certain technologies on interactive interface of AI (including voice recognition, microphone array, voice wake-up
and interactive understanding) could be restricted for export from the PRC without approval. According to the Administrative Measures on the Import and Export of Technologies of the PRC, which was recently revised by the State Council in November 2020, if we would like to conduct any type of cross-border technology service or cooperation involving certain AI technologies which are or may be (subject to determination by the relevant governmental authority) restricted from export, we would be required to apply for approval from the provincial competent commercial department before entering into any substantial stage of negotiation or execution of any technology export contract. If and after such contract is executed, we shall apply for an export certificate and such contract would only come into effect after the competent commercial department has granted us the permit. Such process may be time consuming and there is no guarantee that such permit would always be granted, which could negatively affect our potential cross-border technology service or cooperation.
While we believe that we have been, and that we continue to be, in compliance with applicable governmental economic sanctions or export control laws, our failure to employ appropriate safeguards with respect to users located in countries that are targets of governmental economic sanctions or export control may result in a violation of such laws and regulations.
Non-compliance
with applicable governmental economic sanctions or export control laws could subject us to adverse media coverage, investigations, severe administrative, civil and possibly criminal sanctions, and expenses related to remedial measures and legal expenses, which could materially and adversely affect our reputation, business, financial condition, results of operations and prospects.
There are uncertainties associated with PRC laws and regulations on virtual assets, and therefore it is not clear what liabilities, if any, we may have relating to the loss of virtual assets by our users.
While participating on our platform, our users may acquire, purchase and accumulate certain virtual assets, such as gifts or certain statuses and privileges. Such virtual assets can be important to users and have monetary value and, in some cases, can be cashed to actual money. However, virtual assets may become lost for various reasons, often through unauthorized use of the account of one user by other users and occasionally through data loss caused by delays in network service, network crashes or hacking activities. Currently, there are uncertainties associated with PRC laws and regulations on virtual assets. As a result, uncertainties still exist as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of a platform would have any liability, whether in contract, tort or otherwise, to users or other interested parties, for loss of such virtual assets. Some recent PRC court judgments ordered certain online platform operators liable for losses of virtual assets by platform users, and have ordered online platform operators to restore the lost virtual items to users or pay damages and losses. In case of a loss of virtual assets, we may be sued by our users and held liable for losses, which may negatively affect our reputation, business, financial condition, results of operations and prospects. We have been involved in virtual items related lawsuits in the past, and we cannot assure you that such lawsuits will not be brought against us again in the future.
Uncertainties exist with respect to the interpretation and implementation of the new PRC Foreign Investment Law and its Implementation Regulations and how it may impact the viability of our current corporate structure, corporate governance and business operations.
On January 1, 2020, the PRC Foreign Investment Law, or the Foreign Investment Law, and the Regulations for Implementation of the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, came into effect and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law and the Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since they are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all
provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all.
If any of our VIEs would be deemed as foreign invested enterprise under any such future laws, administrative regulations or provisions and any of our business would be included in any negative list or other form of restrictions on foreign investment, we may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on our business, financial condition, result of operations and prospects. If we or any of our VIEs is found to be in violation of any existing or future PRC laws, administrative regulations or provisions, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take corresponding action regarding such violations or failures to such entities, such as:

•	order to immediately terminate prohibited investment activities and to take certain measures to return to the pre-investment status;

•	order to rectify within prescribed period and to take necessary measures to comply with such laws, administrative regulations or provisions;

•	revocation of such entities’ business licenses and/or operating licenses;

•	shutting down of our website, or discontinuance or restriction on any transactions between certain of our PRC subsidiaries with them;

•	fines, confiscation of the income from our PRC subsidiaries or VIEs, or other requirements with which we or our VIEs may not be able to comply;

•
order to restructure our ownership structure, corporate governance and business operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or impose effective control over our VIEs; or

•
restriction or prohibition on our use of the proceeds of any financing outside PRC to finance our business operations in PRC, and other regulatory or enforcement actions that could be harmful to our business.

Any of the above penalties may result in a material and adverse effect on our business operation. In addition, if the PRC regulatory authorities were to find our legal structure and contractual arrangements to be in violation of any PRC laws, administrative regulations or provisions, we are uncertain what impact of above PRC regulatory authorities’ actions would have on us and our ability to consolidate our VIEs in the consolidated financial statement. If any of these regulatory actions result in us losing our right to direct the activities of our VIEs or to receive substantially all the economic benefits and residual returns from our VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIEs in the consolidated financial statements. Any of the above results, or any other significant unfavorable actions that might be imposed on us in this event, would have an adverse effect on our business, financial condition, results of operations and prospects. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.
It may be difficult for overseas regulators to conduct investigation or collect evidence within China.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs—Certain judgments obtained against us by our shareholders may not be enforceable.” for risks associated with investing in us as a Cayman Islands company.
We may be subject to liability for information displayed on or linked to our websites, mobile apps, Smart Mini Program or Managed Page and negative publicity in international media and our business may be adversely affected as a result.
The PRC government has adopted regulations governing internet access and distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, contains terrorism or extremism content, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses and the closure of the concerned websites. In the past, failure to comply with these requirements has resulted in the closure of certain websites. The website operator may also be held liable for the information displayed on or linked to the website or the mobile apps.
In particular, the MIIT has published regulations that subject website operators to potential liability for content displayed on their websites or mobile apps and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information. Furthermore, we are required to report any suspicious content to relevant governmental authorities, and to undergo computer security inspections. If we fail to implement the relevant safeguards against security breaches, our websites may be shut down and our business and ICP licenses may be revoked. In addition, the CAC has, from time to time, also issued rules enhancing the internet service provider’s obligations to monitor information displayed on its information platform and prevent dissemination of illegal contents. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Value-Added Telecommunications Services and Internet Content Services—Regulations on Content.”
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
Although we attempt to monitor the content in our search results, mobile apps, online communities such as Baidu Post, Smart Mini Programs and Managed Page, we are not able to control or restrict the content of other internet content providers linked to or accessible through our websites, mobile apps, or content generated or placed on our Baidu Post message boards, mini programs, Managed Page, or our other online communities by our users. To the extent that PRC regulatory authorities find any content displayed on our websites or mobile apps illegal, they may require us to limit or eliminate the dissemination of such information on our websites or mobile apps. To the extent that PRC regulatory authorities find any content displayed on our websites or mobile apps objectionable, they may suggest that we limit or eliminate the dissemination of such information on our websites or mobile apps. If third-party websites linked to or accessible through our websites or mini programs accessible through our mobile apps conduct unlawful activities such as online gambling, PRC regulatory authorities may require us to report such unlawful activities to relevant authorities and to remove the links to such websites or mobile apps, or they may suspend or shut down the operation of these third-party websites. PRC regulatory authorities may also temporarily block access to certain websites or mobile apps for a period of time for reasons beyond our control. Any of these actions may reduce our user traffic and adversely affect our business. In addition, we have been and may be subject to penalties in the future for violations of those regulations arising from information displayed on or linked to our websites or mobile apps, including a suspension or shutdown of our online operations. For example, in April 2020, we were approached and inquired by the CAC with respect to the display and dissemination of vulgar contents and insufficient content monitoring on the public accounts on Baidu App. As a consequence, our Baidu App was ordered to suspend any updates for over two weeks before updates resumed to normal. Although we will make our best efforts to closely monitor and filter the contents displayed and disseminated on our Baidu App and other products, we cannot assure you that incidents of similar type would not take place in the future.

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
A number of our PRC subsidiaries and consolidated affiliated entities, such as Baidu Online Network Technology (Beijing) Co., Ltd., or Baidu Online, and Baidu Netcom are entitled to enjoy a preferential tax rate of 15% due to their qualification as “High and New Technology Enterprise,” which has a term of three years. If any or some of these PRC subsidiaries and consolidated affiliated entities fail to maintain the “High and New Technology Enterprise” qualification, their applicable EIT rate will increase to 25%. Furthermore, Baidu Online was entitled to a preferential income tax rate of 10% from 2010 to 2019 due to its “Key Software Enterprise” status, so was Baidu China for 2015 to 2019, and Baidu International Technology (Shenzhen) Co., Ltd., or Baidu International, for 2016 to 2019. Baidu Online, Baidu China and Baidu International will file with the local tax authority for the preferential tax rate of 10% for a “Key Software Enterprise” for 2020 before the end of May 2021, and will be subject to relevant governmental authorities’ assessment. However, there is no assurance that any of these entities will continue to enjoy the preferential tax rate as a “Key Software Enterprise.” See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC Enterprise Income Tax.”
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

However, if Baidu (Hong Kong) Limited is not considered to be a Hong Kong tax resident enterprise or the beneficial owner of dividends paid or to be paid to it by Baidu China and Baidu Times under the tax circulars promulgated in February 2009 and 2018, such dividends would be subject to withholding tax at a rate of 10%. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC Enterprise Income Tax.” If our PRC subsidiaries further declare and distribute profits earned after January 1, 2008 to us in the future, such payments will be subject to withholding tax, which will further increase our tax liability and reduce the amount of cash available to our company.
We may be deemed a PRC resident enterprise under the EIT Law, which could subject us to PRC taxation on our global income, and which may have a material and adverse effect on our results of operations.
Under the EIT Law and related regulations, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a PRC resident enterprise and is subject to the EIT at the rate of 25% on its worldwide income as well as PRC EIT reporting obligations. The related regulations define the term “de facto management body” as “the establishment that exercises substantial and overall management and control over the production, business, personnel, accounts and properties of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the basis of de facto management bodies, issued on April 22, 2009 and further amended on December 29, 2017, or the SAT Circular 82 in April 2009, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled overseas-incorporated enterprise is located in China. The State Administration of Taxation issued additional rules to provide more guidance on the implementation of SAT Circular 82 in July 2011, and issued an amendment to SAT Circular 82 delegating the authority to its provincial branches to determine whether a Chinese-controlled overseas-incorporated enterprise should be considered a PRC resident enterprise, in January 2014. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC Enterprise Income Tax.” Although the SAT Circular 82, the additional guidance and amendment apply only to overseas registered enterprises controlled by PRC enterprises, not to those controlled by PRC individuals or foreigners, the criteria set forth in SAT Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. If we are deemed a PRC resident enterprise, we may be subject to the EIT at 25% on our global income, except that the dividends we receive from our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed as “dividends among qualified PRC resident enterprises.” If we are deemed a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.
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
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries, consolidated affiliated entities and certain related parties, or making additional capital contributions to our PRC subsidiaries, which could adversely affect our ability to fund and expand our business.
Baidu, Inc. is our offshore holding company conducting operations in China through our PRC subsidiaries and consolidated affiliated entities. We may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Loans by Baidu, Inc. or any of our offshore subsidiaries to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, or to our consolidated affiliated entities are subject to PRC regulations and foreign exchange loan registrations. Such loans to any of our PRC subsidiaries and consolidated affiliated entities to finance their activities cannot exceed a statutory upper limit and must be filed with SAFE through the online filing system of SAFE pursuant to the applicable PRC regulations. We may also decide to finance our PRC subsidiaries by means of capital contributions, in which case the PRC subsidiary is required to register the details of the capital contribution with the local branch of SAMR and submit a report on the capital contribution via the online enterprise registration system to the Ministry of Commerce. Meanwhile, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions given the PRC legal restrictions on foreign ownership of internet, value-added telecommunication-based online marketing, online audio and video services and mobile app distribution businesses. We have also entered into several loan agreements with Du Xiaoman, our related party. Please refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Related Parties—Du Xiaoman”.
In May 2014, SAFE promulgated the Provisions on the Foreign Exchange Administration Rules on Cross-border Guarantee, which, along with the PRC Foreign Currency Administration Rules, provides that failure to register a cross-border guarantee may subject the violator to order to rectify, warning and a fine no more than RMB300,000. In June 2016, SAFE promulgated SAFE Circular No. 16, which removed certain restrictions previously provided under several SAFE circulars, including SAFE Circular No. 19, in respect of conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular No. 16 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, and providing loans to non-affiliated
enterprises except as permitted in the business scope. On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28. Among others, SAFE Circular 28 relaxes prior restrictions and allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations.
In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Rules and Circulars referred to above, we cannot assure you that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to existing and future loans by us to our PRC subsidiaries, consolidated affiliated entities and certain related parties or additional capital contributions by us to our PRC subsidiaries, and conversion of such loans or capital contributions into RMB. If we fail to complete such registrations or filings, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our ability to fund and expand our business.
PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.
The Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, and a series of implementation rules and guidance issued by SAFE, including the circular relating to operating procedures that came into effect in July 2011, require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014, which replaced the SAFE Circular No. 75. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. In accordance with SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.
In addition, our shareholders who are PRC entities shall complete their overseas direct investment filings according to applicable laws and regulations regarding the overseas direct investment by PRC entities, including certificates, filings or registrations with the MOFCOM and the National Development and Reform Commission, or the NDRC, or the local branch of the MOFCOM and NDRC based on the investment amount, invested industry or other factors thereof, and shall also update or apply for amendment in respect to the certificates, filings or registrations in the event of any significant changes with respect to the offshore investment.
We have notified holders of ordinary shares of our company whom we know are PRC residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. We are aware that Mr. Robin Yanhong Li, our chairman, chief executive officer and principal shareholder, who is a PRC resident, has registered, and updated registration when required, with the relevant local SAFE branch. We, however, cannot provide any assurances that all of our shareholders or ADS holders who are PRC residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures or other applicable PRC regulations may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company.
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
In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed

Company, or the Stock Option Rule, replacing the earlier rules promulgated in March 2007. Under the Stock Option Rule, PRC residents who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. We and our PRC resident employees who have been granted stock options are subject to these regulations. We have designated our PRC subsidiary Baidu Online to handle the registration and other procedures required by the Stock Option Rule. However, if we or our PRC optionees fail to comply with these regulations on a timely basis, we or our PRC optionees and their local employers may be subject to fines and legal sanctions.
PRC regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in August 2006 and amended in June 2009, among other things, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, or the Rules Concerning Security Review on M&A, issued by the Ministry of Commerce in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that the competent PRC government authorities may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions and investment in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, according to the Anti-Monopoly Law, the SMAR shall be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of the laws and regulations mentioned above and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SMAR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.
In December 2020, the NDRC and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Foreign Investment.” for more details. As these measures are recently promulgated, official guidance has not been issued by the designated office in charge of such security review yet. At this stage, the interpretation of those measures remains unclear in many aspects such as what would constitute “important information technology and internet services and products” and whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. As our business may be deemed to constitute the foregoing circumstances, we cannot assure you that our current business operations will remain fully compliant, or we can adapt our business operations to new regulatory requirements on a timely basis, or at all.

The auditor of our consolidated financial statements included in this annual report, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board (United States), or PCAOB, and consequently, you are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.
The auditor of our consolidated financial statements included in this annual report is registered with the PCAOB. Pursuant to laws in the United States, the PCAOB has authority to conduct regular inspections over independent registered public accounting firms registered with the PCAOB to assess their compliance with the applicable professional standards. The auditor is located in China, a jurisdiction which does not allow the PCAOB to conduct inspections without the approval of the Chinese authorities. As a result, we understand that our auditor is not currently inspected by the PCAOB.
In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulation Commission, or the CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to discuss with the CSRC, and the Ministry of Finance on joint inspections in the PRC of PCAOB-registered audit firms that provide auditing services to Chinese companies that trade on U.S. stock exchanges.
On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and the PCAOB will take to address the problem. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk of insufficient disclosures from companies in many emerging markets, including China, compared to those from U.S. domestic companies. In discussing the specific issues related to these greater risk, the statement again highlighted the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to U.S. reporting companies.
On June 4, 2020, the then U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms. On August 6, 2020, the PWG released the report. In particular, with respect to jurisdictions that do not grant the PCAOB sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends that enhanced listing standards be applied to companies from NCJs for seeking initial listing and remaining listed on U.S. stock exchanges. Under the enhanced listing standards, if the PCAOB does not have access to work papers of the principal audit firm located in a NCJ for the audit of a U.S.-listed company as a result of governmental restrictions, the U.S.-listed company may satisfy this standard by providing a co-audit
from an audit firm with comparable resources and experience where the PCAOB determines that it has sufficient access to the firm’s audit work papers and practices to inspect the co-audit.
The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. After this transition period, if currently listed companies were unable to meet the enhanced listing standards, then they would become subject to securities exchange rules and processes that could lead to possible de-listing
if not cured, deregistration from the SEC and/or other risks, which may materially and adversely affect the market price and liquidity of such companies’ securities, or effectively terminate their trading in the United States. The measures in the PWG Report are presumably subject to the standard SEC rulemaking process before becoming effective. It is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any new rule on us cannot be estimated at this time.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditor of our consolidated financial statements included in this document and our annual reports on Form
20-F
filed with the SEC. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the Act, has been enacted in December 2020. In essence, the Act requires the SEC to prohibit foreign companies from having its securities traded on U.S. securities exchanges or
“over-the-counter”
if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our ADSs could be materially adversely affected, and our ADSs could be delisted if we are unable to meet the PCAOB inspection requirement in time.
In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the
COVID-19
outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by then U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.
Proceedings instituted by the SEC against certain
PRC-based
accounting firms, including the auditor of our consolidated financial statements included in this annual report, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.
In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including the auditor of our consolidated financial statements included in this annual report, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these
PRC-based
accounting firms appealed to the SEC against this decision. In February 2015, each of the four
PRC-based
accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms fail to meet specified criteria, during a period of four years starting from the settlement date, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Additional remedies for any future noncompliance could include, as appropriate, an automatic six-month
bar on a single firm’s performance of certain audit work, commencement of additional proceedings against a firm, or in extreme cases the resumption of the current proceeding against all four firms.
The audit committee is aware of the policy restriction and regularly communicated with our independent auditor to ensure compliance. If additional remedial measures are imposed on the China-based “big four”

accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.
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
If the auditor of our consolidated financial statements included in this annual report were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our delisting from the Nasdaq Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.
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
Risks Related to Our ADSs
The trading price of our ADSs has been and is likely to continue to be volatile regardless of our operating performance.
The trading price of our ADSs has been and is likely to continue to be volatile, and could fluctuate widely in response to a variety of factors, many of which are beyond our control. Factors impacting the price and trading volume of our ADSs include, but are not limited to, the following:

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results, as well as our margins and profitability;

•	changes in financial estimates by securities research analysts;

•	conditions in internet search and online marketing markets;

•	changes in the operating performance or market valuations of other internet search or internet companies;

•	announcements by us or our competitors or other internet companies of new product-and-service offerings, acquisitions, strategic partnerships, joint ventures, capital raisings or capital commitments;

•	success or failure of our new business initiatives or the development or growth of the new markets we enter into;

•	addition to or departure of key personnel;

•	public perception or negative news about our products or services or potential investments or acquisitions;

•	our share repurchase program;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	litigation, government investigation or other legal or regulatory proceeding; and

•	general economic or political conditions in China or elsewhere in the world.
In addition, the stock market in general, and the performance and fluctuation of the market prices for internet-related companies and other companies with operations mainly in China in particular, may affect the volatility in the prices of and trading volumes for our ADSs. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility that often has been unrelated to the operating performance of such companies, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.
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
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.
The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price of or trading volume for our ADSs to decline.
Techniques employed by short sellers may drive down the market price of our listed securities.
Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.
Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.
iQIYI was subject to allegations made in the short seller report published by Wolfpack Research. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” In November 2020, we entered into definitive agreements with JOYY Inc. and certain of its affiliates to acquire YY Live. Muddy Waters published a short selling report on November 18, 2020 against JOYY Inc. Based on public records, JOYY Inc. and certain of its current and former officers and directors were named as defendants in a federal putative securities class action filed in November 2020 alleging that they made material misstatements and omissions in documents filed with the SEC regarding certain of the allegations contained in the Muddy Waters short seller report. See “—We face risks associated with our acquisition of YY Live and its online live streaming business.” We may also become the subject of other short seller attacks from time to time in the future and class actions or regulatory enforcement actions derivative of such short seller attacks or actions of a similar nature. Any such allegations may be followed by periods of instability in the market price of our ordinary shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves, including in connection with class actions or regulatory enforcement actions derivative of such allegations. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day
operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our securities and our business operations.
We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.
Our board of director have authorized a few share repurchase programs in recent years, some of which had not been fully consummated:

•
On June 26, 2018, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1.0 billion of our ADSs or ordinary shares over 12 months from June 27, 2018 through June 26, 2019.

•	On May 16, 2019, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$1.0 billion of our ADSs or ordinary shares, effective until July 1, 2020.

•
On May 13, 2020, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1.0 billion of our ADSs or shares, effective until July 1, 2021. On August 6, 2020, our board of directors approved a change to the 2020 share repurchase program, increasing the repurchase authorization from US$1 billion to US$3 billion and extending the effective time through December 31, 2022. On December 8, 2020, our board of directors approved a further increase in the repurchase authorization from US$3 billion to US$4.5 billion.

Our board of directors also has the discretion to authorize additional share repurchase programs in the future. The share repurchase programs do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs. We cannot guarantee that any share repurchase program will enhance long-term shareholder value. The share repurchase programs could affect the price of our ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our ADSs. Furthermore, share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.
Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.
We currently do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.
Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, the declaration of dividend will be subject to our memorandum and articles of association and certain restrictions under Cayman Islands law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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
You may not receive cash dividends if the depositary decides it is impractical to make them available to you.
The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. In these cases, the depositary may decide not to distribute such property to holders of our ADSs.
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
Certain judgments obtained against us by our shareholders may not be enforceable.
We are incorporated in the Cayman Islands, and conduct most of our operations in China through our subsidiaries and consolidated affiliated entities in China. All of our executive officers and a majority of our directors reside do not reside in the United States and some or all of the assets of these persons are not located in the United States. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of China upon our executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.
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
Although there is no statutory enforcement in the Cayman Islands of judgments obtained in federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination
of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. would be enforceable in the Cayman Islands.
Our corporate affairs are governed by our memorandum and articles of association and by the Cayman Islands Companies Act (2021 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.
The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Since we are a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.
Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States.
Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholders’ approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.
Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering. Our co-founder,
chairman and chief executive officer, Robin Yanhong Li, who acquired our shares prior to our initial public offering, holds our Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate (as defined in our memorandum and articles of association) of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. In addition, if at any time Robin Yanhong Li and his affiliates (as defined in our memorandum and articles of association) collectively own less than 5% of the total number of the issued and outstanding Class B ordinary shares, each issued and outstanding Class B ordinary share will be automatically and immediately converted into one Class A ordinary share, and we shall not issue any Class B ordinary shares thereafter.
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

•
Our board of directors has the authority, without approval by the shareholders, to issue up to a total of 800,000,000 preferred shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred shares.

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
Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2020. However, given the lack of authority and the highly factual nature of the analyzes, no assurance can be given. Our PFIC status for the current taxable year ending December 31, 2021 will not be determinable until the close of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year (or any future taxable year).
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
On August 5, 2005, we listed our ADSs on The NASDAQ National Market (later renamed The Nasdaq Global Market) under the symbol “BIDU.” We and certain selling shareholders of our company completed the initial public offering of 4,604,224 ADSs, each then representing one Class A ordinary share, on August 10, 2005. On May 12, 2010, we effected a change of the ADS to Class A ordinary share ratio from 1 ADS representing 1 Class A ordinary share to 10 ADSs representing 1 Class A ordinary share. The ratio change had the same effect as a
10-for-1
ADS split.

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
In September 2020, we entered into definitive agreements for Series A financing of our smart living business, or Smart Living Group (SLG), at a post-money valuation of approximately RMB20 billion (US$2.9 billion), with investors including CPE, Baidu Capital and IDG Capital. SLG operates DuerOS voice assistant and DuerOS-powered smart devices. The transaction was completed in November 2020. Upon the completion of the transaction, we continued to consolidate the financial results of SLG, as a majority shareholder.
We entered into definitive agreements with JOYY Inc. (“JOYY”) and certain of its affiliates in November 2020 and made certain amendments in February 2021 to acquire JOYY’s domestic video-based entertainment live streaming business in China (“YY Live”), which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The acquisition has been substantially completed, with certain customary matters remaining to be completed in the near future.
On March 1, 2021, our shareholders approved and effected a change to our authorized share capital by
1-to-80
subdivision of shares. Concurrently, we effected a proportionate change in ADS to Class A ordinary share ratio from 10 ADSs representing 1 Class A ordinary share to each ADS representing 8 Class A ordinary shares. Our ADSs are currently traded on The Nasdaq Global Select Market.
Our principal executive offices are located at Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, the People’s Republic of China. Our telephone number at this address is +86 (10) 5992-8888.

B.	Business Overview
Our mission is to make the complicated world simpler through technology.
We are a leading AI company with a strong Internet foundation. We have been investing in AI since 2010 to improve search and monetization, and have used “Baidu Brain,” our core AI technology engine to develop new

AI businesses. The breadth and depth of our AI capabilities provide the differentiating foundational technologies that power all of our businesses.
We are one of the very few companies in the world that offers a full AI stack, encompassing an infrastructure consists of AI chips, deep learning framework, core AI capabilities, such as natural language processing, knowledge graph, speech recognition, computer vision and augmented reality, as well as an open AI platform to facilitate wide application and use. Our technological innovation in AI has been well recognized by the global community. For instance, ERNIE, our natural language processing framework, became the first AI model to score above 90 on GLUE (General Language Understanding Evaluation), which is widely considered as the benchmark for testing AI language understanding, and won the SAIL (Super AI Leader) award, the highest honorary recognition at the 2020 World Artificial Intelligence Conference. For example, we are the first to receive driverless licenses in China and the U.S. and we are testing driverless vehicles in China.
Baidu was founded as a search engine business in 2000 with the belief that technology can change the way people discover and consume information. At the heart of Baidu search is its ability to better understand a users’ search queries and to answer these queries by matching the most relevant information in ranked search results. To achieve this, we continuously innovate and develop new technologies and products that enhance Baidu search user experience. We began to use AI a decade ago to power these technologies in order to better match user search intent with the large amount of information on the Internet. For instance, our natural language processing, an AI capability, enables the understanding of important details of a query, particularly in complex conversational queries. This helps optimize search results returned and increase the satisfaction rate of users. Years of tagging, understanding and intelligently processing all forms of content on the Internet—text, images and videos—with AI has helped us develop Baidu Brain, our core AI technology engine, which in turn has enabled us to further develop leading AI technologies and commercialize them through products and services for consumers, enterprises and the public sector. Our ability to continuously invest heavily in research and development is made possible by the durable revenue that we generated as a leading Internet platform.
The widespread usage of our open AI platform by developers and businesses creates a network effect for our AI technologies, products and services. The more developers and businesses use our AI models, tool kits and services, the better our AI capabilities become, which in turn further increase the attractiveness of our AI platform to developers and business communities. This network effect helps us obtain unique insights into different kinds of products and services that are in demand and have real-world application across different industries, setting a strong foundation for us to make investment decisions and lead with technology, products and services in the markets that we have entered.
Our large portfolio of products and services is accessed by over one billion devices monthly, and our business spans across an ecosystem of hundreds of millions of users, millions of developers and hundreds of thousands of enterprises. Our usage of a strong technology foundation to support an open platform business model not only draws more participants into our ecosystem, but also adds richness and vibrancy to our ecosystem, strengthening the long-term prospect and vitality of our business overall.
We usually start the development of a business with a strong technology platform, on which we build products and services for our customers and users, and through an open platform architecture, we attract a wide array of partners to our ecosystem to expand the offerings to our customers and users. The platform could then grow organically and by leveraging the power of our partners in the ecosystem, which over time feed into a virtuous cycle.
Over the past two decades, we have demonstrated a track record for long-term growth and strong profitability, which has enabled us to invest in a diversified portfolio of products and services with large total market opportunities and further improve our long-term growth prospects. Through years of investment in research, AI chip design, developer community, patents and talent development, we are turning AI into innovative use cases. Powered by AI, Baidu Core, which excludes iQIYI and contributed over 70% of our total revenues during 2018, 2019 and 2020, mainly provides search-based, feed based, and other online marketing services, as well as products and services from new AI initiatives in the following three growth engines:

•
Mobile Ecosystem
: a portfolio of over one dozen apps, including Baidu App, Haokan and Baidu Post, which provides an open platform that aggregates a wide range of third-party, long-tail content and services through our AI building blocks and which helps communities connect and share knowledge and information;

•
AI Cloud
: a full suite of cloud services and solutions, including PaaS (platform as a service), SaaS (software as a service) and IaaS (infrastructure as a service), and uniquely differentiated by our AI solutions; and

•
Intelligent Driving
 & Other Growth Initiatives (OGI)
: our growth initiatives include intelligent driving (self-driving services, including high definition (HD) Maps, automated valet parking and autonomous navigation pilot, intelligent electric vehicles and robotaxi fleets), as well as Xiaodu smart devices powered by DuerOS smart assistant and AI chip development.

At the core of our Mobile Ecosystem is Baidu App, which is the No. 1 search-plus-feed app in China with an MAU of 544 million in December 2020. Unlike most mobile apps, which direct traffic to a closed content ecosystem, Baidu App, through our AI building blocks, aggregates content and services from third-party apps and websites, and directs traffic to third-party content and service providers with native-app like experience. Under an open-platform model, Baidu App can continue to grow our huge offering of third-party content and services, by leveraging our network partners of Baijiahao (BJH) Accounts, Smart Mini Program and Managed Page. Our decade-long experience with AI and the development of a powerful knowledge graph allow us to match user intent with long-tail, third-party content and services on our open platform.
Our Mobile Ecosystem also includes a portfolio of over one dozen apps, including Haokan and Baidu Post, providing a platform for people to discover and consume information through search and feed, interact and engage with creators, publishers, service providers and merchants. This native-app
like experience from user acquisition to user relationship management to closed loop transactions demonstrates our value to merchants, enabling them to perform user life-time management on our platform, and has made Baidu App a leading online marketing services provider for both search and feed. Within our Mobile Ecosystem, we serve half-a-million customers by enabling them to tap into our massive user base. We monetize primarily through offering comprehensive and effective marketing services to fulfill our customers’ needs. We generate revenue primarily from providing search, feed and other marketing services, which account for a majority of our total revenues in 2018, 2019 and 2020. We have made extensive use of AI technologies to develop innovative marketing services, such as dynamic ads, which recommends products from our marketing customers most fitting to each search user. Our marketing cloud also provides innovative AI capabilities to our marketing customers, so that users can still make product inquiries during non-business hours and Baidu Brain can automatically carry a conversation with users to facilitate transactions. In addition, the user engagement and user logins that have developed on our platform are enabling us to diversify monetization beyond online marketing into other services, such as live broadcasting, online games and membership.
Our AI Cloud offers a full suite of cloud services and solutions, including PaaS, SaaS and IaaS, and is differentiated with our AI solutions. Leveraging Baidu Brain, our AI solutions provide customers and developers with a comprehensive library of modularized solutions, including open source codes, pre-trained
models,
end-to-end
development kits, tools and components. In addition, our AI Cloud customers can leverage our large library of key AI capabilities, such as knowledge graph, speech recognition and synthesis, natural language processing and computer vision. Our products and services, such as EasyDL, a no-code toolkit on PaddlePaddle that helps users without programming skills build customized machine learning models with a drag-and-drop interface, and Baidu ML Baidu machine learning, a full-featured AI development platform for AI algorithm developers based on PaddlePaddle, make it easier for customers to use deep learning and machine learning to solve real world problems, and our cloud services are formulated to serve across different industries, including Internet/media, telecom, financial services, transportation and logistics, education and manufacturing.
Our Intelligent Driving & OGI consists of promising businesses in development with huge market opportunities, and some are at early-stage commercialization with a growing customer base. We are a market leader in intelligent driving and smart devices, and we are pursuing these large growth opportunities by leveraging our unique AI capabilities, data insights and internally developed chips. For example, in autonomous driving, Apollo is the market leader in China with 4.3 million accumulated test miles and 199 autonomous driving licenses across China as of December 31, 2020. Our 199 autonomous driving licenses reflect the geographic reach of Apollo testing scenarios in China, compared to the second player with approximately 20 licenses. There are currently three Apollo robotaxi pilot programs running in China.
Our strong brand and market leadership in autonomous driving has carried over to intelligent driving. Apollo is a well-recognized brand among automakers. We have signed strategic agreements with 10 leading automakers to power their passenger vehicles with Baidu high definition (HD) Maps and automated valet parking (AVP), and we recently announced the availability of Apollo autonomous navigation pilot (ANP). Under smart display, Xiaodu was ranked No. 1 in shipments globally for 2019. We also develop AI chips internally customized for Baidu Brain and specific AI usages to improve performance and costs. We believe these initiatives will strengthen our revenue drivers for long-term growth.
iQIYI produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other entertainment-oriented video content.
We believe we have built a large and strong portfolio of products and services to give Baidu the scale necessary to invest heavily in technology, while optimizing our future for sustainable long-term growth. We derive significant synergies by incorporating the AI developed for search into other parts of our business. For example, large daily use of our visual search and voice search may be used to improve Apollo computer vision and DuerOS speech recognition capabilities.
Our operations are primarily conducted in China. For the year ended December 31, 2020, more than 97% of our group’s net revenues were generated from China, and as of December 31, 2020, more than 75% of our group’s total assets were based in China.
Baidu Core
Baidu Core—Mobile Ecosystem
Baidu Mobile Ecosystem provides a platform for people to discover and consume information through search and feed and facilitate interaction and engagement among users, creators, service providers, and merchants, alike. In particular, our ecosystem allows merchants, creators, publishers and service providers to acquire users, interact with users by provide information, content, products and services, and transact with users. This marketing funnel approach from user acquisition to user engagement to monetization demonstrates our value to merchants, allowing them to build a life-time relationship of users. In addition, this platform-centric approach has enabled our Mobile Ecosystem to start diversifying commercialization beyond online marketing into other services.
Products and Services for Users
Baidu App.
Our flagship app enables users to access our search, feed, content and other services through mobile devices. Baidu App offers twin-engine search and feed functions that leverage our
AI-powered
algorithms and deep user insight to offer users a compelling experience. Through the building blocks of BJH accounts, Smart Mini Program and Managed Page, Baidu App provides users single log-on,
native-app-like
experience to a wide range of information and services dispersed across isolated mobile apps and HTML5 websites, as well as merchants a full suite of marketing cloud services. Baidu App’s spanning mobile ecosystem has resulted in more users logging in. In December 2020, MAUs and DAUs of Baidu App reached 544 million and 202 million, respectively.

•
Baidu Search.
Users can access our search and other services through Baidu’s properties and Baidu Union partners’ properties. In addition to text inputs, users can conduct
AI-powered
voice search and visual search. Voice search integrates speech recognition and search technologies to enhance the user experience by providing a more natural and convenient input modality. Visual search enables the use of smart phone cameras to capture images and retrieve related content and services on the Internet. For example, users can take a photo of a plant or a pet, to identify the species. We also endeavor to improve the search experience, through other
AI-powered
products, such as Top 1, to satisfy user queries with the first displayed search result, which we believe will be an important capability with the adoption of smart devices with smaller screens. In addition, we offer vertical search, such as video search and online literature search to our users.

•
Baidu Feed.
Baidu Feed provides users with personalized timeline based on their demographics and interests. Baidu Feed complements our core search product, leverages Baidu AI recommendation algorithms and monetization platform, and contributes to user engagement and retention, including content sharing, likes, and comments. Baidu Feed provides text-to-speech
function to help users consume Internet content hands free, as well as leverages its large traffic to distribute video content from Haokan, Quanmin, iQIYI and third parties.

Haokan.
Haokan offers a wide variety of user generated and professionally produced short videos, usually several minutes long, in coordination with MCNs (multiple channel network). Haokan allows users to upload, view, search, rate, share, favorite, comment, and follow. Video creators and curators can distribute their content to build a fan base and receive revenue share for their content contribution.
Quanmin.
Quanmin is a flash video app for users to create and share short videos, usually less than one minute long, and live videos with entertainment orientation, such as musical, dance, comedy, acting, and lip-sync.
Users can shoot or upload flash videos and edit them with
built-in
special effects, filters and stickers. Contents are distributed in personalized timeline powered by Baidu AI recommendation algorithms.
Internally Developed
Knowledge-and-Information-Centric
Products
Our content and services ecosystem also includes a comprehensive portfolio of knowledge and information products developed internally, in partnership with professionals, reputable organizations and other users. For example, we provided live streaming content from healthcare industry experts in 2020, to help users better understand and cope with the
COVID-19
pandemic.
Baidu Wiki.
A leading wiki in China compiled by experts in specialized fields featuring high-quality columns and videos, such as
Encyclopedia of Intangible Cultural Heritage
,
Digital Museum
and
Recorder of History
.
Baidu Knows.
An online community where users can pose questions to other users, such as individuals, professionals, and enterprises. Baidu Knows leverages Baidu’s search capabilities to help users find answers to their questions on the Internet fast and efficiently, while at the same time allow various partners of Baidu Knows to engage with their targeted users.
Baidu Experience.
An online platform where users share daily knowledge and experience, providing practical tips and interesting perspectives in areas, such as software, lifestyle, and games, etc.
Baidu Post
. A social media built on topical online communities. Users can post text, image, audio and video content and reply to original curation, forming valuable discussion groups. Baidu Post draws new users through close integration with search and user generated content, and has been a popular platform for celebrity fans, online game players, and online novel readers to share topical discussions, especially about current trends.

Products and Services for Partners
We attract numerous partners to our platform through our AI building blocks and Baidu Union, which help create opportunities for us to work with our partners in research and development and other business cooperation and establish long term business relationships.
AI Building Blocks.
The number of smartphones sold in China is on a decline and app installation costs have been rising, causing app developers to take interest in offering their content and services on Baidu App with native-like app experience. Similarly, website owners are experiencing the challenge to grow their business while open in-app
search queries are outgrowing browser search queries. To help app developers and website owners grow their business and leverage their traffic more efficiently with
AI-powered
tools and capabilities, we offer Smart Mini Program and Managed Page to our partners, respectively. We also offer BJH accounts to enable content providers to place their content on our publisher network and make their content searchable.

•
Baijiahao (BJH Accounts)
. Our publisher network aggregates articles, photos, short videos, live videos, and augmented reality clips from MCNs, media outlets, and other professional sources, for distribution through search, feed, and short video products. BJH publisher accounts reached 3.8 million in December 2020, representing a growth of 48% over the same period in 2019.

•
Smart Mini Program
. App developers may share their content and services in Baidu App with native-app
like experience through increasingly popular applets, known as Smart Mini Program. Users can now search for and access content and services that historically were only available in standalone apps within Baidu App, without having to download and maintain so many apps on their phones. Launched in July 2018, Smart Mini Program has seen large user growth, with MAUs of Smart Mini Program reaching 414 million in December 2020.

•
Managed Page
. Managed Page is a hosted mobile alternative for website owners. Site owners may open an account on our platform, use our tools and services powered by AI and engage with users without having to maintain their own site and pay for server, software and bandwidth costs. Managed Page comes with industry-specific templates and is designed to provide users with more reliable and secure information.

Baidu Union.
We match the promotional links of our online marketing services customers to the online properties of Baidu Union partners, which consists of a large number of partners, such as third-party websites, wap sites and mobile apps. Some Baidu Union partners , such as online portal websites and Internet cafes, also embed our products and services, such as Baidu Search or a search function powered by Baidu Search, onto their online properties, which allows Baidu Union partners to provide high-quality, relevant search results to their users without incurring the cost of development and maintenance for advanced search capabilities and monetize their traffic through revenue sharing arrangements with us. Baidu Union partners may use our content recommendation system to provide feed content and ads to their users. We typically pay our Baidu Union partners a portion of the online marketing revenues based on pre-arranged
agreements.
In addition, we also enter into arrangements with Baidu Union partners to provide our search engine in their browsers. We typically pay such Baidu Union partners a fee based on prearranged agreements.
Products and Services for Customers
We, through our network of third-party agents and our direct sales team, deliver online marketing services to a diverse customer base consisting of SMEs across industries, including healthcare, retail,
e-commerce,
education, personal care, real estate, home furnishing, automobile, financial services, professional services, franchising and online games. In 2020, we served around half a million enterprise customers, who are customers of our online marketing services and business services.
Our online marketing services enable the delivery of comprehensive, rich, and diversified marketing offerings to fulfill customer needs. Our online marketing services include P4P (pay for performance) services and others. We generate revenues primarily from the sale of P4P online marketing services and other marketing services to our customers, which accounts for a majority of the our total revenue for the years ended December 31, 2018, 2019 and 2020.
P4P
. Our auction-based P4P services allow customers to bid for priority placement of paid sponsored links and reach users who search for information related to their products or services. We charge our customers on a cost-per-click
basis. Customers may choose to purchase search, feed and other online marketing services and have the option to set daily allowances targeting users by geography in China and specify the time period for their campaign. As our partners adopt Smart Mini Programs and Managed Page, some of them have begun to use these properties as their landing page, in lieu of their own mobile apps and websites.
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
Others
. Our other marketing services comprise display-based marketing services and other online marketing services based on performance criteria other than CPC
(cost-per-click).
Customers can choose different mix of our service offerings to optimize their return on investment. BrandZone allows customers to display integrated text, logo, image, and video in a structured and uniform manner on a prominent position of the search result page or in vertical search products, such as Baidu Knows. Programmatic marketing platform supports the placement of advertisement using standard, intelligent, or customized creativity, different purchasing methods (guaranteed delivery or real time bidding), and multiple payment methods.
Marketing cloud platform
. Our marketing cloud platform integrates
one-stop-shop
media purchase with CRM (client relationship management) functionalities, to allow our customers to purchase brand and performance-based marketing services, build audience and user engagement, generate leads and maintain relationships with users, leveraging tools and services powered by Baidu AI. Our marketing cloud platform helps us better understand our customers’ needs and enable our customers to leverage Baidu’s AI to simplify their marketing process and improve the effectiveness of their marketing efforts.
Our Mobile Ecosystem, built upon Baidu App as well as a dozen other apps, offers a wide range of third-party content and services to hundreds of millions of users, typically free of charge. Our AI building blocks and other products and services for partners have attracted millions of partners to become participants in our Mobile Ecosystem and generate content and services onto our platform and to tap into our over-half-a-billion
user base. The more partners we bring into our Mobile Ecosystem, the better we become at providing users with a more comprehensive reach and cover content and services in more diversified formats than competing products, which in turn attracts more users and partners to our Mobile Ecosystem. For our Mobile Ecosystem business, we generate a substantial majority of our revenues from the provision of online marketing services to our customers. and through third-party agents. We charge our customers periodically based on usage while requiring certain customers to pay a deposit. We also offer certain customers credit terms. In addition to offering ads on our platform, we serve promotional ads from our customers on the apps or website properties of Baidu Union partners. We also power the search engines of Baidu Union partners.
Baidu Core—AI Cloud
Our AI Cloud offers a comprehensive set of cloud solutions, including AI PaaS and SaaS, based on our unique AI and knowledge graph capabilities, and IaaS in computing, storage, network, database and delivery services. Our IaaS services provide our customers the flexibility to quickly scale or cut back on their cloud computing needs without having to provide huge capital layout upfront. Our AI solutions, usually consisting of PaaS and/or SaaS, leverage our AI capabilities to improve our clients’ operational efficiency and service levels. For example, we enabled a client in the manufacturing sector to automate quality assurance checkpoints on its production line by leveraging our computer vision capabilities. This solution helped our client reduce labor cost and improve their operational efficiency. Our goal is to offer a comprehensive set of products, services, and tools to enable enterprises and the public sector to improve productivity and operational efficiency through the use of Baidu AI and cloud infrastructure.
AI Solutions.
Developers and enterprises can easily access and build customizable AI solutions for various industries by leveraging our full suite of cloud-based modularized solutions, including algorithms, pre-training
models and data sets in areas of speech recognition, computer vision, NLP (natural language processing), OCR (optical character recognition), video analysis, and structured data analysis. Our powerful and cost effective cloud-based modularized AI solutions allow developers and enterprises to improve their own products and services and expand their use cases over time. While the services on this platform is free for developers, its wide adoption and application by our large developer community allow us to further improve our AI capabilities over time to maintain our technological advantage. Furthermore, as we have access to where the developer community and its customers are directing their efforts, we use those insights to enhance our AI solutions and direct our investments in AI capabilities targeting industries have the most commercialization opportunities.
Knowledge-graph Cloud Solutions.
We offer our large-scale knowledge graph to establish and
pre-train
various decision models for our customers. Using our customers’ big data, we can establish systematic knowledge graph and develop various computing models that can provide instantaneous answers to complicated decision making for our customers. Leveraging the knowledge graph that we have built from handling vast amounts of content online for the last two decades, we can provide differentiated knowledge-graph cloud solutions built on our AI PaaS for specific applications and develop various computing models that can be agilely adopted and applied to the needs of different customers across multiple industries. For example, a utility company used our knowledge-graph cloud solution to determine the amount of electricity needed to support a geographic region that was deploying EV (electric vehicle) charging stations; a retail bank used our knowledge-graph cloud solution to improve credit risk management for consumer and SME lending; and a large enterprise used our knowledge-graph cloud solution to recommend relevant documents to its employees to support the daily and weekly write up of management reports.
Industry Vertical Solutions.
Leveraging our PaaS and SaaS solutions and knowledge graph, we have developed customized AI cloud solutions for our customers in specific industries, such as smart transportation, finance, manufacturing, utilities, telecom and media. Our experience in serving industry leaders in these verticals further allows us to quickly scale to provide customizable solution to serve other enterprises in the same space, supporting our deeper penetration in these verticals. For example, in the transportation industry, we are a pioneer and industry leader in developing V2X
(vehicle-to-everything)
solutions, the infrastructure backbone to smart transportation, to cities in China to help them improve municipal traffic condition, air pollution and road safety, using Baidu AI technology. In August 2020, we won a RMB460 million project to help the city of Guangzhou to improve its traffic efficiency and safety by adopting our V2X solution. The Guangzhou project uses Apollo ACE transportation engine, which, in essence, is a transportation cloud solution that processes traffic information from Apollo MaaS and V2X, DuerOS connected vehicles and Baidu Maps, providing traffic agencies better information to improve traffic management and transportation services and offer autonomous driving services. The Guangzhou project demonstrates our technological capabilities and the advantages of our full-stack solutions, which could help us attract more contracts from other cities. As of December 31, 2020, we have won projects in over one dozen cities including Beijing, Shanghai and Guangzhou. The industry know-how
from our existing businesses, such as our Mobile Ecosystem and iQIYI, also provides valuable insights on how to tailor AI Cloud solutions to customers in the technology and media industries.
Others.
We also offer Baidu Drive, which allows users to store and retrieve photos, videos, and other files on AI Cloud, along with other capabilities, such as group share and data transfer.

For AI Cloud, we generate revenue by providing cloud services and solutions to enterprise clients, consumers and the public sector directly or through solution integrators for a lump-sum
fee or on a subscription basis. We also generate revenue from Baidu Drive from membership services provided to individual customers. Baidu Core’s cloud services revenue reached RMB9.2 billion (US$1.4 billion) in 2020, increasing by 44% from 2019. Baidu Core’s cloud services revenue reached RMB3.3 billion (US$0.5 billion) in the fourth quarter of 2020. Year-over-year revenue growth rate of our cloud services in 2020 has been accelerating to 67% in the fourth quarter of 2020 with increasing recognition of our AI capabilities and improving
COVID-19
condition in China.
Baidu Core—Intelligent Driving & OGI
Intelligent Driving & OGI include developments with large total addressable markets and earlier-stage commercialization with a growing customer base, including Apollo intelligent driving and DuerOS smart assistant.
Intelligent Driving
We are the market leader in autonomous driving in China in terms of number of test miles and number of test licenses. As of December 31, 2020, we had 199 autonomous driving licenses with extensive geographical coverage in China, compared to the second player which had approximately 20 licenses. A well-known research firm, names Apollo as one of the four global leaders in autonomous driving, recognizing us as the top-tier
autonomous driving company from China. Apollo is an open platform, which we believe maximizes the reach and value of our technology. As of December 31, 2020, our Apollo ecosystem has more than 200 partners, tier one suppliers and other strategic partners cumulatively.
With its focus on intelligence, Apollo provides a comprehensive, safe, secure and reliable solution that supports all major features and functions of an autonomous vehicle, helping build intelligent vehicles and smart roads through intelligent transformation. We have an extensive portfolio of autonomous driving technology infrastructures. Our experience in implementing and operating V2X solutions, accumulated test miles, and our deep learning capability helps us train models from real world and simulated data to improve the accuracy and effectiveness of our solutions.
Our ecosystem, industry
know-how,
road and traffic understanding, technology, experience with autonomous driving operations and cost advantage give us strong competitive advantages in driving the development of the intelligent driving industry, which includes Apollo Self Driving (HD Maps, AVP and ANP), intelligent EVs and robotaxi (autonomous driving fleet operation).
Apollo Self-Driving Services.
We have been investing in L3 and L4 self-driving technology to provide automakers with self-driving services. Under Apollo Self Driving, HD Maps supports L3 and L4 self-driving. In addition, we introduced AVP (our automated valet parking) services in 2018, which allow a driver to get out of the car upon arrival at his or her destination and our L4 solution would enable the vehicle to autopark, and to direct the vehicle to automatically drive to driver’s location out of the parking lot. In December 2020, we introduced ANP (our autonomous navigation pilot) services, which leverage our autonomous driving capabilities. We have signed strategic agreements with 10 leading automakers to power their passenger vehicles with HD maps and/or AVP, and we recently started accepting orders for our ANP services. These products are in the early stage of monetization and their revenue contribution is insignificant.
Intelligent EVs.
We recently formed a new EV company and have entered into a strategic partnership with multinational auto manufacturer Zhejiang Geely Holding Group (Geely). We will provide intelligent driving capabilities to power the passenger vehicles, and Geely, which holds the distinction of best-selling Chinese automobile brand in past years under the Volvo and Geely brands, will contribute its expertise in automobile design and manufacturing.

Apollo Robotaxi.
Robotaxi operation represents a massive opportunity. We received T4 licenses, the highest level of autonomous driving test license issued by the working group led by Beijing Municipal Commission of Transport, which permits autonomous vehicles to operate in complex driving conditions, including urban roads, tunnels, school zones and other scenarios. In September 2019, Apollo’s first robotaxi pilot program was made available to the public in Changsha, Hunan. Since then, Apollo’s robotaxi service has been made available in Beijing, Changsha and Cangzhou and has expanded into larger networks and more complex road conditions, such as downtown streets. In October 2020, Baidu fully opened the Apollo Robotaxi service to public in Beijing. Robotaxi is in the early stage of monetization and its revenue contribution is insignificant.
OGI
Baidu Health
Baidu Health’s goal is to provide doctors and hospitals more efficient online presence, through social accounts, live streaming seminars, discussion forums and telemedicine, as well as providing them with hosted management tools to remain in contact with their patients efficiently, such as messaging, appointment re-scheduling
and monitoring of treatment plans. Conversely, Baidu Health help users find the doctor and hospital that best suits their different healthcare needs. Through our AI building blocks, we promote an information to social to purchase workflow, while connecting users to doctors and hospitals to improve their wellness over a lifetime.
Peak-day
healthcare related search queries reached 190 million in 2020.
Baidu Health consists of
in-depth,
authoritative healthcare content, including that from approximately 300,000 doctors and medical experts, by aggregating a wide range of third-party healthcare and wellness information from our AI building blocks, as well as from self-produced products, such as Baidu Healthcare Wiki.
Through BJH accounts, Smart Mini Programs, live streaming, and messaging tools, we enable users to engage with doctors and more than 100 hospitals nationwide and make an informed decision on selecting the doctor or hospital organization that most fits their needs, and continue to gain access to their primary doctor and affiliated hospital.
DuerOS Smart Assistant.
DuerOS is a leading smart assistant for the Chinese language, which powers first-party Xiaodu home smart devices and smart earphones, as well as third-party smart phones, children smart watches and story machines. DuerOS is differentiated by its multi-round conversation AI capabilities, leveraging internally designed Baidu Honghu AI chip, as well as by DuerOS skills store, which offers over 4,400 skills in wide ranging genres, including education, video, online game and live streaming. The wide selection of skills offered on DuerOS has allowed Xiaodu Smart Display to achieve an average daily activated time span per device of over 3 hour in 2020. We generate revenue from the sale of our smart assistant devices to our customers directly and through our distribution network.
Baidu Maps.
A voice-enabled mobile app providing users with travel-related services, including POI (point of interest) search, route planning, precise navigation, taxi-hailing service and real-time traffic condition information. Baidu Maps has a MAU of 316 million in December 2020. Baidu Maps also provides professional and stable map services to business partners across different sectors.
iQIYI
iQIYI is an innovative market-leading online entertainment service in China. iQIYI’s platform features iQIYI original content, as well as a comprehensive library of other professionally produced content (PPC), professional user generated content (PUGC) and user-generated content.
Premium content is critical to the success of iQIYI’s business. iQIYI needs to produce and license premium content in order to deliver a differentiated and engaging entertainment experience for its users. Content cost has historically accounted for the biggest portion of iQIYI’s cost of revenues. In 2020, content cost accounted for approximately 75% of iQIYI’s cost of revenues, Our content portfolio consists of original content, content licensed from third party professional content producers, as well as content uploaded by professional and other users. To cater to the tastes of Chinese users across their diverse spectrum, iQIYI licenses content from thousands of professional content providers and have built a vast and diversified library of professionally produced content. iQIYI’s content library included a wide selection of drama series, variety shows, films, kids programs, documentaries, animations, sports programs as well as other various genres of program, covering more than 30 content categories. This vast and diversified content library has helped iQIYI attract users of different ages and backgrounds and increase user engagement.
PPC
. iQIYI’s PPC mainly includes original content and licensed content. As of December 31, 2018, 2019 and 2020, iQIYI’s library of professionally produced content included over 60,000, 50,000 and 40,000 titles of drama series, variety shows, films as well as other various genres of program.

(i)
Original content. iQIYI’s original content includes both content produced in-house
and content produced in collaboration with quality third-party partners. iQIYI obtains the intellectual property rights through production, adaptation or purchase from third parties, while the partners, typically established entertainment production companies, are responsible for content development and production. iQIYI maintains a high degree of control during the content development and production process. In the content production process, iQIYI leverages its deep understanding of entertainment, users and content, as well as advanced technology, to identify original literary titles or scripts with the most potential, nurture promising artistic talents and execute impactful marketing campaigns. For content produced in-house,
iQIYI staffs the production with its own highly professional development team of well-recognized producers, production professionals, artists and a post-production editing professionals. For content produced in collaboration with quality third-party partners, iQIYI typically engages quality production companies through individual negotiation or through a competitive bidding process for the right to produce content, and iQIYI pays such production companies in the form of a guaranteed fee and/or revenue sharing.

With an illustrious track record of producing blockbuster original titles and the self-production capability spearheaded by over 50 in-house
studios and partnership programs, iQIYI has become a symbol of high-quality video content. Since 2015, iQIYI has released many award-winning multi-genre original titles, such as
The Lost Tomb
,
The Mystic Nine
,
Burning Ice
,
Story of Yanxi Palace
,
The Thunder
and
The Bad Kids
. iQIYI also pioneered and produced a number of internet variety shows that are highly popular, such as
The Rap of China
,
Idol Producer
,
The Big Band
and
Qipa Talk
, the last of which was released in 2014 and wrapped up its seventh season. Leveraging its initial success, iQIYI has extended selected popular titles into multi-season format. In order to provide high-quality original content offerings to our users, iQIYI has managed to attract and retain top talents available in market and suitable for the development and production.

(ii)
Licensed content. iQIYI provides users with a curated selection of high-quality PPC from third parties. Leveraging its expertise in content selection, iQIYI have successfully debuted well-received titles such as drama series
iPartment
,
In the Name of People
,
Go Go Squid
,
Qing Yu Nian
,
Reunion: The Sound of the Providence Season 2
, and variety show
Keep Running Season IV
. iQIYI licenses video content typically at fixed rates for a specified term, and pay licensing fees generally in installments upon signing of the contacts and during the licenses period. iQIYI also exchanges rights to distribute licensed content with other internet video streaming services to enrich its content library. In certain cases, iQIYI has the right of first refusal to purchase new content produced by the licensor. iQIYI’s licensed content library also features a rich collection of movies, animations, documentaries and other content.

Other Video Content.
iQIYI offers a broad base of other video content with all kinds of genres, formats, and lengths of duration, such as internet movies and dramas, mini variety shows and animations, interactive videos, vertical or horizontal videos, as well as grassroot or influencer uploaded videos, edited video clips, and video blogs, or Vlogs, among others. iQIYI’s other video content expands its library and allows it to capture a broader user base, drive user engagement and enhance user stickiness.
iQIYI has developed a diversified monetization model to capture multiple opportunities arising from the rapid growth of the online entertainment industry in China. iQIYI generates revenues through membership services, online advertising services and a suite of other monetization methods. It pioneered a large scale paid content subscription business in China. It appeals to advertisers through broad and efficient user reach, as well as innovative and effective advertising products. iQIYI’s sophisticated monetization model fosters an environment for high-quality content production and distribution on its platform, which in turn expands its user base and increases user engagement, creating a virtuous cycle.
Membership Services.
iQIYI’s membership services generally provide subscribing members with superior entertainment experience that is embodied in various membership privileges. Subscribing members have access to a large collection of
VIP-only
content comprising drama series, movies, animations, and cartoons, among others, and have earlier access to certain content aired on the iQIYI platform. Membership privileges generally include substantially ad-free
streaming, 1080P or 4K high-definition video, enhanced audio experience, accelerated downloads and others. Subscribing member privileges also include coupons and discounts on paid on-demand
films, as well as special privilege in offline events, such as exclusive access to live concerts. The number of subscribing members increased 22.3% from 87.4 million as of December 31, 2018 to 106.9 million as of December 31, 2019. Excluding individuals with trial memberships, the number of subscribing members increased by 22.7% from 86.1 million as of December 31, 2018 to 105.7 million as of December 31, 2019. As of December 31, 2020, the number of iQIYI’s subscribing members and the number of subscribing members excluding individuals with trial memberships were 101.7 million and 100.7 million, respectively.
Online Advertising.
The prices of iQIYI’s advertising services depend upon various factors, including form and size of the advertising, level of sponsorship, popularity of the content or event in which the advertisements will be placed, and specific targeting requirements. Prices for the brand advertising service purchased by each advertiser or advertising agency are generally fixed under sales contracts.
Content Distribution
iQIYI
sub-licenses
procured third-party content within the authorized scope to other internet video streaming services. iQIYI also entered into barter agreements to exchange internet broadcasting rights of licensed content with other internet video streaming services. We distribute our selected original content to regions outside of China and to TV stations in China. Exclusive licensing agreements iQIYI enters into with the content licensors has a specified license period and provides iQIYI rights to sub-license
these contents to other parties, while
non-exclusive
licenses do not provide iQIYI with the right to
sub-license.
iQIYI enters into a
non-exclusive
sub-license
agreement with a
sub-licensee
for a period that falls within the original exclusive license period, for cash or exchanging online broadcasting rights of licensed copyrights.
Technology
We focus on technology and innovation. To stay at the forefront of the internet industry and to achieve long-term growth and success, we invest heavily in research and development. We have established several research labs in China and the United States, to enhance our research and development capabilities, including AI, quantum computing and other areas.
Baidu AI
We have been investing in AI since 2010, and have developed “Baidu Brain,” our core AI technology engine, which has become a powerful technology platform that powers all of our business. We have opened up our AI platform to a large community of developers, which helps improve our AI capabilities and accelerate large-scale implementation of our AI. Request on Baidu Brain has peaked over 1 trillion hits per day in 2020.

Our AI capabilities encapsulated on “Baidu Brain,” our core AI technology engine, consist of four layers and one module, as follows:

•	a foundation layer, consisting of PaddlePaddle, our open source deep learning framework and platform, as software, Kunlun AI chips as hardware and databases as fuel;

•	a perception layer, aggregating internally developed algorithms for speech recognition and synthesis, computer vision and augmented reality & virtual reality;

•	a cognition layer, consisting of algorithms for natural language processing and knowledge graph;

•	a platform layer, opening our technologies to partners and developers to develop a strong AI ecosystem; and

•	an AI security module that ensures Baidu Brain’s security, safety and privacy.
AI Capabilities.
Baidu Brain 6.0, which was launched in September 2020, making available over 270 AI capabilities, including natural language processing, knowledge graph, speech recognition and synthesis, computer vision, etc.
Knowledge Graph
.
Baidu AI consists of heterogeneous knowledge graphs of entity-graph, attention graphs, events, POIs, and industry-knowledge, which transform immense multi-element and multi-modal data into a holistic semantic network containing hundreds of millions of nodes and hundreds of billions of relationships.
NLP
. ERNIE (Enhanced Representation through kNowledge IntEgration), our NLP framework, is capable of continual learning various knowledge from massive data and has achieved state-of-the-art
results in both Chinese and English language understanding tasks. ERNIE has been widely used in the fields of reading comprehension, emotional analysis, search intelligent Q&A, video recommendation, click-through rate prediction. As to machine translation, Baidu Translate provides translations to 203 languages and the number of characters translated daily reached over 100 billion.
Speech Recognition
and Synthesis
.
In 2019, Baidu launched the streaming multi-layer truncated attention model (SMLTA) to improve the accuracy of speech recognition, making it possible to recognize mixed Chinese and English or mixed Mandarin dialect speech. Meitron, a voice synthesis technology we developed, maps the tone, style, emotion and other elements into different sub-spaces,
which allows a user to switch the voice of an application to his/her voice by recording a voice input of 20 sentences. The Meitron-based voice customization function has been added to Baidu Maps.
Computer Vision
.
Visual semantics allow the machine to understand videos and extract structured semantic knowledge by recognizing people, movements, items and associated time series. Visual understanding has been applied widely in our video applications. With synthetic virtual image technology, including facial, limb and mouth shape generation, we have developed “virtual” customer representative, to be paired with our automated customer service cloud solutions, powered by Baidu Brain.
Our technological innovation in AI has been well recognized by leading institutions. For example, in 2019, ERNIE became the first AI model to score above 90 on GLUE (General Language Understanding Evaluation), which is widely considered as the benchmark for testing AI language understanding. The ranking has been otherwise dominated by U.S. technology firms and universities.
Our unique breadth and depth of AI capabilities provide the differentiating foundational technologies that power all of our businesses. We are one of the very few companies in the world that offers full-stack AI technologies encompassing AI chips, software framework and applications. We believe our strength in AI open platform allows us to apply and commercialize AI across a diverse product portfolio across the consumer, enterprise and public sector.

PaddlePaddle.
PaddlePaddle (Parallel Distributed Deep Learning) is our deep learning framework, which we open sourced in 2016. PaddlePaddle provides: (i) a deep learning framework based on programming logic enabling both development flexibility and stability; (ii) the ultra-large-scale training capacity for real-time updates of trillion-level parameters of deep learning models;
(iii) end-to-end
deployment of high-performance inference engines designed for diverse platforms and devices; and (iv) open source industry-grade models covering a wide range of applications.
AI Chips.
Baidu Kunlun, a
cloud-to-edge
AI chip, was introduced in 2018, specifically designed for Baidu’s computing environment, to power search and AI cloud solutions, as well as for our deep learning computing needs. Baidu Kunlun optimizes our AI capabilities on AI Cloud servers while improving cost efficiency. In addition, we have also developed Baidu Honghu to power DuerOS smart devices and in-vehicle
infotainment to improve speech recognition performance and provide a cost advantage in our AI offerings.
We have also developed a proprietary technological infrastructure which consists of technologies for search, marketing services, and large-scale systems. Our established infrastructure serves as the backbone for AI, mobile and PC platforms.
Mobile Ecosystem Technologies
Search Technologies
Our search is powered by a set of industry-leading technologies, including the following, among others:
Ranking
.
We compare search queries with the content on web pages to help determine relevance. We have significantly improved the relevancy, freshness and authority of ranking using our machine learning modules to analyze the rich content on the Internet and user intent, to prioritize the search results. We began using machine learning in 2010, to better understand the semantics beyond simple text of the search keywords, and in 2013, we began to apply deep learning in our search ranking system, which is playing an increasingly important role. In 2019, we began to develop Top 1 (satisfying user with the first search result) by significantly enhancing the results of question parsing and analysis, answer matching, extraction, page content understanding and other aspects of our search engine, which has greatly improved user satisfaction with our search products.
Multi-modal search
.
We have greatly improved the accuracy of speech recognition in scenarios, such as long sentences, mixed Chinese and English, and strong accent, and thus significantly improve user satisfaction of our speech search. We have built a terminal visual interaction engine v1.0 for visual search and facilitated the implementation of convolutional neural network models, reducing the training costs through unsupervised or semi-supervised models.
Marketing Services Technologies
Our marketing services platform serves billions of relevant, targeted sponsored links each day based on search terms users enter or content they view on web pages or in our apps. Our key marketing services technologies include Phoenix Nest
,
a
web-based
auction system to enable customers to bid for keywords and automatically deliver relevant, targeted promotional links on Baidu’s properties and Baidu Union partners’ properties. Designed to generate more relevant results, Phoenix Nest helps customers to identify popular keywords and provides them with tools for budget management and marketing effectiveness measurement.
Large-Scale Systems and Technologies
Our large scale and massive amounts of user traffic require our systems to efficiently and effectively allocate resources among the products and services in our large product portfolio. Our key large-scale systems and technologies include our internally developed automated management platform for large size clusters, which enables us to intelligently manage and allocate resources and automatically debug and relocate services, thereby, allowing the huge volume of requests on Baidu search platform to function stably across multiple internet data centers and a large network of servers.
Research and Development
We have a team of experienced engineers who are based mostly in Beijing, Shanghai and Shenzhen, China. We also have development centers in Sunnyvale, California and Seattle, Washington. We compete aggressively for engineering and recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We have also recruited experienced engineers globally.
In the years ended December 31, 2018, 2019 and 2020, our research and development expenditures were RMB15.8 billion, RMB18.3 billion and RMB19.5 billion (US$3.0 billion), representing 15%, 17% and 18% of our total revenues, respectively. Our research and development expenses primarily consist of salaries and benefits for research and development personnel. We expense research and development costs as they are incurred, except for certain internal-use
software.
Intellectual Property
We rely on a combination of patent, trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property and our brand. We have over 7,800 issued patents in China covering invention, utility model and design, and intend to apply for more patents to protect our core technologies and intellectual property. We also enter into confidentiality, non-compete
and invention assignment agreements with our employees and consultants, and nondisclosure agreements with selected third parties. “
百度
,” our company’s name “Baidu” in Chinese, has been recognized as a well-known trademark in China by the Trademark Office of National Intellectual Property Administration under the State Administration for Market Regulation. In addition to owning “  ” and the related logos, we have applied for registration of various other trademarks. We also have registered certain trademarks in the United States, Australia, Brazil, Canada, Hong Kong, India, Indonesia, Japan, Malaysia, Mexico, New Zealand, Russia, Singapore, South Africa, South Korea, Thailand, the European Union and several other jurisdictions. In addition, we have registered our domain name
baidu.com
and certain other domain names with authorized registrars of ICANN (Internet Corporation for Assigned Names and Numbers). We have also successfully become designated Registry Operator for
.baidu
top-level
domain names by ICANN.
Internet, technology and media companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risks to us. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business Industry—We may face intellectual property infringement claims and other related claims, which could be time-consuming and costly to defend and may result in an adverse impact over our operations” and “—We may be subject to patent infringement claims with respect to our P4P platform.”
Sales and Distribution
We offer products and services for Baidu Mobile Ecosystem through our network of third-party agents and our direct sales team. We typically enter into framework sales agreements with third-party agents, where third-party agents will sell online marketing services to customers such as SMEs, domestic businesses and multinational companies on our behalf. The sales agreements typically limit the industry focus of the third-party agents. The third-party agents provide our online marketing customers with numerous services, including identifying customers, collecting payments, assisting customers in setting up accounts with us, suggesting keywords to maximize ROI and engaging in other marketing and educational services aimed at acquiring customers. We have direct sales presence in Beijing, Shanghai, Guangzhou, Shenzhen, and other cities, covering the major regional markets for our online marketing services and other services. We cover our key accounts through direct sales team and enter into agreements with such key accounts directly.
For AI Cloud, we sell our cloud solutions including IaaS, PaaS and SaaS to our enterprise clients directly or through solution integrators. We offer smart transportation solutions directly to provide tailored solutions to meet the specific needs of our clients.
For Intelligent Driving and OGI, we sell our products and services to our clients directly and through our third-party agents.
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
We have implemented a number of marketing initiatives designed to promote our brand awareness among potential users, customers and Baidu Union partners. In addition to our brand positioning in the market, we have also initiated a series of marketing activities to promote our products and technologies among existing and potential users and customers, including, but not limited to, Baidu World Conference.
Competition
For Baidu Core business, our primary competitors are mainly internet companies and online marketing platforms in China. We compete with these entities for both users and customers on the basis of user traffic, cyber security, quality (relevance) of search (and other marketing and advertising) results, availability and user experience of products and services, distribution channels and the number of associated third-party websites. We also face competition from U.S.-based internet search providers providing Chinese language services and online marketing platforms, as well as traditional advertising media.
Online Marketing Platforms, Internet, Cloud and Smart Device Companies in China.
Chinese internet companies, such as Alibaba, Tencent, ByteDance and Xiaomi, offer a broad range of online services, including search, feed, cloud services and smart devices. These companies have widely recognized brand names in China and significant financial resources. Furthermore, some of these companies are private and are able to expend significant resources without consideration for near-term return on investment. We compete with these companies primarily for user traffic, user time, content, advertising budget and marketing resources. We leverage our AI technology, user traffic, product design and various marketing to enhance users’ reliance on our platforms and services.
U.S.-based Internet Search Providers and Online Marketing Platforms.
U.S.-based internet search providers and online marketing platforms, such as Microsoft, Google and Facebook, have a strong global presence, well established brand names, more users and customers and significantly greater financial resources than we do. We may also continue to face competition from other existing competitors and new entrants in the markets of Chinese language search, online marketing, cloud services and smart devices.
Other Advertising Media.
Other advertising media, such as newspapers, yellow pages, magazines, billboards, other forms of outdoor media, television, radio and mobile apps compete for a share of our customers’ marketing budgets.

iQIYI competes with Tencent Video and Youku for both users and advertising customers. iQIYI also competes with other internet media and entertainment services, such as internet and social platforms and short-form video platforms, as well as major television stations. iQIYI competes with these market players primarily on the basis of obtaining IP rights to popular content, conducting brand promotions and other marketing activities, and making investments in and acquisitions of business partners.
Our user traffic tends to be seasonal. For example, we generally experience less user traffic during public holidays and other special event periods in China. In addition, advertising and other marketing spending in China has historically been cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. Our results of operations may fluctuate due to the cyclicality and seasonality in our business.
Our Environmental, Social and Governance (ESG) Initiatives
We are committed to corporate social responsibility and meeting society’s changing needs despite the challenging economic environment. We have established an internal environmental, social and governance communications and management mechanism to comprehensively improve our corporate governance and benefit society.
We have continuously improved our corporate social responsibility initiatives under the guidance of our ESG framework. We appreciate the oversight, guidance and feedback from different parties and are committed to collaborating closely with domestic and international organizations to support broader industry-wide ESG practices, to explore multi-dimensional use cases for our technology, to empower traditional industries with our capabilities and to promote a healthier lifestyle and the long-term sustainability of our society.
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
Unit) in our data centers. Furthermore, our data centers are equipped with large-scale water cooling systems with a free cooling module and OCU (Overhead Cooling Unit) supplemented by fine-tuning operation optimization. As a result of these measures, we improved power usage effectiveness (PUE) of our data centers and further reduced our carbon emissions. We have also adopted various water and energy conservation measures, such as recycling heat energy and introducing electric commuter shuttle busses on our campus to make our offices more environmentally friendly. These initiatives reduced our carbon emissions by over 180,000 tons, as calculated by deducting carbon emissions in project scenario from carbon emissions in baseline scenario, in 2019.
While we rigorously implement environmentally sustainable policies and initiatives, we also encourage our users and the general public to adopt similar measures. For example, by adding new features to the app, we encourage the users of Baidu Maps app to take eco-friendly
transportation options including biking and walking to reduce carbon emissions. In 2019, the total number of eco-friendly
trips reached 100 million, reducing carbon emissions by approximately 44,000 tons, as calculated by aggregating carbon emissions reduced through various eco-friendly
transportation options: (i) for carbon free transportation options such as walking, running and cycling, the amount of carbon emission reduced equals the quotient of the total distance so traveled by the average carbon emission factor of a typical fuel-based vehicle, and (ii) for transportation options with a lower carbon footprint such as taking a bus, the amount of carbon emission reduced equals the quotient of the total distance so traveled by the average carbon emission factor differential between a typical fuel-based vehicle and a typical bus on a per capita basis. We also cooperate with non-profit
organizations, such as the International Fund for Animal Welfare, to conduct a series of events that promote public awareness of conservation efforts and science.

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
We retooled our AI capabilities to help users, municipalities and health organizations better cope with the
COVID-19
pandemic, as part of our corporate social responsibility effort:

•
We provided tens of millions of free online doctor consultations on our healthcare platform and made available our online healthcare services, such as pneumonia screening, to third-party medical apps, to free up hospitals for critical emergencies.

•
We donated nearly 20,000 Xiaodu Smart Displays to frontline doctors and their families, allowing them to use contact-less, voice-enabled Internet and conveniently video conference home to stay in touch with their loved ones, while minimizing virus infection. DuerOS also partnered with online education organizations to enable home teaching for kids, while schools were closed down.

•
More than 100 Apollo-powered autonomous vehicles have been deployed across 17 cities in China, including Wuhan, Beijing, Shanghai, Shenzhen and Xiamen, to provide medication, face mask and food deliveries, as well as unmanned fever screening and sterilization services.

•
Baidu AI call center solution was retooled to allow local municipalities and health commissions to call people and survey their health conditions and travel information. Our smart call center handled over 3 million calls in the first two months, which is equivalent to the workload of approximately 1,000 full-time employees over a month’s period. Our smart call center was also used to update the new hours of operation for businesses on Baidu Maps, as restaurants, shops and supermarkets re-opened
for business.

•
We open-sourced LinearFold, our RNA analysis algorithm, to researchers worldwide for research on
COVID-19.
LinearFold can accelerate the prediction time of a virus’s RNA secondary structure, potentially from 55 minutes to 27 seconds, affording researchers an opportunity to better understand the pandemic and develop effective vaccines.

We are actively exploring the application of voice-based Xiaodu Smart Display for the education sector and aiding the elderly and the disadvantaged. We have donated Xiaodu Smart Display to 50 primary schools in China where they serve as classroom voice assistants to provide students with an extensive selection of high-quality educational resources. We have worked with an elderly community in Beijing to turn Xiaodu Smart Display into an “elderly care station,” allowing its senior citizens to access community services at any time through far-field
voice activation. This service has benefited hundreds of elderly people. Xiaodu Smart Display has also been adopted to help visually impaired students in schools and masseurs in their workplaces in more than 40 cities across China. Xiaodu Smart Display allows visually impaired students to access a wealth of information on the Internet and visually impaired masseurs to control the lighting and room temperature of their work place through far-field
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

Regulations on Foreign Investment
On January 1, 2020, the Foreign Investment Law and the Regulations for Implementation of the Foreign Investment Law, or the Implementation Regulations, came into effect and became the principal laws and regulations governing foreign investment in the PRC, replacing the trio of prior laws regulating foreign investment in the PRC, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.
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
Pursuant to the Foreign Investment Law, the PRC has adopted a reformed system with respect to foreign investment administration, under which the Chinese government applies national treatment to foreign investors in terms of investment entry and the foreign investor needs to comply with the requirements as provided in the negative list for foreign investment. The negative list will be issued by, amended or released upon approval by the State Council, from time to time. The negative list will consist of a list of industries in which foreign investments are prohibited and a list of industries in which foreign investments are restricted. Foreign investors will be prohibited from making investments in prohibited industries, while foreign investments must satisfy certain conditions stipulated in the negative list for investments in restricted industries. Foreign investments and domestic investments in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list will be treated equally. Any foreign-invested enterprise established prior to the effectiveness of the Foreign Investment Law may maintain its original corporate forms for a period of five years after January 1, 2020.
The Implementation Regulations restates certain principles of the Foreign Investment Law and further provides that, among others, (1) if a foreign-invested enterprise established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Law of the PRC or the Partnership Enterprises Law of the PRC as applicable and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the foreign-invested enterprise and may publicize such non-compliance
thereafter; (2) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of a foreign-invested enterprise established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such foreign-invested enterprise, remain binding upon the parties.
On December 31, 2019, the MOFCOM and the SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the measures, where a foreign investor directly or indirectly carries out investment activities in China, the foreign investor or the foreign-invested enterprise must submit the investment information to the competent commerce department for further handling.
In December 2020, the NDRC and the MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the MOFCOM will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” could be broadly interpreted under such measures. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in the free trade zone. Failure to make such filing may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.
Regulations on Value-Added Telecommunications Services and Internet Content Services
Value-added telecommunications services and Internet content services
. The Telecommunications Regulations of the PRC promulgated by the PRC State Council in September 2000, which were most recently amended in February 2016, categorize all telecommunication businesses in the PRC as either basic or value-added. Pursuant to the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain a Value-Added Telecommunication Business Operating License from the MIIT or its provincial level counterparts. The Administrative Measures for Telecommunication Business Operating License, promulgated by the MIIT with latest amendments becoming effective in September 2017, set forth the types of licenses required for value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, a value-added telecommunications service operator providing commercial value-added services in multiple provinces is required to obtain an inter-regional license, whereas a value-added telecommunications service operator providing the same services in one province is required to obtain a local license. Baidu Netcom and some of our other PRC consolidated affiliated entities hold such Value-Added Telecommunication Business Operating Licenses.
Internet content services, or ICP services, are classified as one of the value-added telecommunication businesses. The Administrative Measures on Internet Information Services, promulgated by the PRC State Council in September 2000 and amended in January 2011, require companies engaged in the provision of commercial internet content services to obtain a Value-added Telecommunication Business Operation Permit for ICP services, or an ICP license from the relevant government authorities before providing any commercial internet content services within the PRC. “Commercial internet content services” generally refer to provision of information service through public telecommunication network or internet for a fee. The Catalog of Classification of Telecommunications Services promulgated by the MIIT in December 2015 and amended in June 2019 further divides ICP services into information publication platform and delivery services, information search and inquiry services, information communities platform services, instant message services, and information security and management services. We do not believe our P4P services conducted by our certain PRC subsidiaries are categorized as part of internet content services that require an ICP license under these regulations. Although Baidu Online conducts part of the P4P business by, among other things, examining and filtering P4P keywords, interacting with potential P4P customers, engaging in sales activities with our customers, P4P search results are displayed on the websites operated by Baidu Netcom, including Baidu.com. Baidu Netcom, as the owner of our domain name Baidu.com and holder of the necessary licenses and approvals, such as an ICP license, operates the website to list P4P search results and display other marketing and advertising content as an online marketing service provider.
In June 2020, MIIT promulgated the Notice regarding Strengthening the Management of Call Center Business, which has strengthening the management on the admittance, codes, accessing, operation activities and certain other items.

Regulation on Content
. National security considerations are an important factor in the regulation of internet content in the PRC. The National People’s Congress, the PRC’s national legislature, has enacted laws with respect to maintaining the security of internet operation and internet content. Under these laws and applicable regulations, violators may be subject to penalties, including criminal sanctions, for internet content that:

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
In addition, in November 2018, the CAC issued a notice to require ICP operators to conduct security assessments on their Internet information services if their services include forums, blogs, microblogs, chat rooms, communication groups, public accounts, short videos, online live-streaming, information sharing, mini programs or such other functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. ICP operators must conduct self-assessment on, among others, the legality of new technology involved in the services and the effectiveness of security risk prevention measures, and file the assessment report to local competent Internet information office and public security authority. At the end of 2019, the CAC issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No. 5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the CAC Order No. 5, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep-learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; or (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display.
Restrictions on Foreign Ownership in Value-Added Telecommunications Services
. Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the PRC State Council with the latest amendments becoming effective in February 2016, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. However, the MIIT released an announcement in June 2015 to remove the restriction on foreign equity for “online data processing and transaction processing businesses (operational
E-commerce)”
as provided in the Catalog of Telecommunication Businesses promulgated by the MIIT. The Special Administrative Measures (Negative List) for Foreign Investment Access issued in 2020 allow a foreign investor to own more than 50% of the total equity interest in an
e-commerce
business, a domestic multi-party communication business, an information storage and re-transmission
business and a call center business. In order to acquire any equity interest in a value-added telecommunication business in the PRC, a foreign investor must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM (or the MOFCOM’s authorized local counterparts), which retain considerable discretion in granting approvals. According to publicly available information, the PRC government has issued telecommunication business operating licenses to only a limited number of foreign-invested companies. We believe that it would be impracticable for us to acquire any equity interest in our consolidated affiliated entities without diverting management attention and resources. Moreover, we believe that our contractual arrangements with these entities and the individual nominee shareholders provide us with sufficient and effective control over these entities. Accordingly, we currently do not plan to acquire any equity interest in any of the consolidated affiliated entities.
A Notice on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling Telecommunication Business Operating Licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in the PRC. Pursuant to this notice, either the holder of a Value-Added Telecommunication Business Operating License or its shareholders must directly own the domain names and trademarks used by such license holder in its provision of value-added telecommunications services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain the facilities in the regions covered by its license. If a license holder fails to comply with the requirements in the notice or cure any non-compliance,
the MIIT or its local counterparts have the discretion to take measures against the license holder, including revoking its Value-added Telecommunication Business Operating License. Based on the Notice regarding the Strengthening of Ongoing and Post Administration of Foreign Investment Telecommunication Enterprises issued by MIIT in October 2020, the MIIT will not issue Examination Letter for Foreign Investment in Telecommunication Business. Foreign invested enterprises would need to submit relevant foreign investment materials to MIIT for the establishment or change of telecommunication operating permits.
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
Regulations on Internet Drug Information Services
According to the Provisions on the Administration of Internet Drug Information Services, which was promulgated by the State Food and Drug Administration and most recently amended in November 2017, an enterprise publishing drug-related information must obtain a qualification certificate from the provincial-level food and drug administration before it applies for the ICP license or files with the MIIT or its local provincial-level counterpart. In addition, the Standing Committee of the National People’s Congress further amended the Drug Administration Law on August 26, 2019, which became effective on December 1, 2019. An ICP service operator that provides information regarding drugs or medical devices must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level administrative authority.
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
Regulations on Internet Culture Activities
The Provisional Measures for the Internet Culture Administration, promulgated by the Ministry of Culture and with the latest amendment becoming effective in December 2017, require ICP operators engaging in

“internet culture activities” to obtain a permit from the Ministry of Culture. The “internet culture activities” include, among other things, online dissemination of internet cultural products and the production, reproduction, importation, distribution and broadcasting of internet cultural products. In May 2019, the Ministry of Culture and Tourism issued the Circular regarding Adjusting the Scope of Approval of Internet Culture Business Permit and Further Regulating Approval Matters to adjust the applicable scope of the Internet Culture Business Permit. Pursuant to the circular, the Ministry of Culture and Tourism will no longer be the authority supervising the online game industry and therefore the business scope of an Internet Culture Business Permit issued by it and its local counterparts will only cover internet cultural products including online music, online plays or programs, online performance, online works of art, online cartoon and exhibition and online matches, but exclude online games. Imported internet cultural products are subject to content review by the Ministry of Culture and Tourism before they are disseminated online, while domestic internet cultural products must be filed with the local branch of the Ministry of Culture within 30 days following the online dissemination. Service providers are also required to conduct self-review of the content of internet cultural products before they are put on the internet or submitted to the Ministry of Culture for approvals or filings. Baidu Netcom was granted an Internet Culture Business Permit in April 2007, which was renewed again in September 2018. Some other entities in our group have also obtained an Internet Culture Business Permit.
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
The Regulations for the Administration of Audio and Video Products, as released by the State Council in December 2001 and last amended in November 2020, require that the publication, production, duplication, importation, wholesale, retail and renting of audio and video products are subject to a license issued by competent authorities.
Regulations on Internet Publishing
In February 2016, the State Administration of Press, Publication, Radio, Film and Television (currently known as the National Press and Publication Administration, or the NPPA, and the MIIT jointly issued the Administrative Provisions on Internet Publishing Service, which took effect on March 10, 2016, and replaced the Interim Provisions for the Administration of Internet Publishing promulgated in 2002. The Internet Publishing Regulation requires that any entity engaged in the provision of online publications to the public via information networks obtain an Internet Publication License from the NPPA. Online publications refer to digital works with editing, production, processing and other publishing features, provided to the public via information networks, which mainly include: (i) informative and thoughtful text, pictures, maps, games, animation, audio and video digitizing books and other original digital works in fields such as literature, art and science, (ii) digital works consistent with the content of published books, newspapers, periodicals, audio-visual products and electronic publications, (iii) the network literature database or other digital works formed through aforementioned works by selecting, organizing, compiling and other means, and (iv) other types of digital works determined by the NPPA. The servers and storage facilities used by internet publishers must be located within the territory of the PRC. The Internet Publishing Regulation also provides that when an internet service provider provides manual intervention search ranking, advertising, promotion and other services to customers that provide internet publishing services, it is required to check and examine the Internet Publication Licenses obtained by the customers and the business scope of such licenses.

Regulations on Production and Operation of Audio/Video Programs
Under the Regulations on the Administration of Production of Radio and Television Programs issued by the SARFT in July 2004 and recently partly amended in October 2020, any entities that engage in the production of radio and television programs are required to apply for a Permit for Production and Operation of Radio and TV Programs from the competent administrative authority. Entities with this permit must conduct their business operations in compliance with the approved scope of production and operation.
On March 17, 2010, the SARFT issued the Internet Audio/Video Program Services Categories (Provisional), or the Provisional Categories, which were amended on March 10, 2017. The amended Provisional Categories classified Internet audio/video programs into four categories, which are further divided into seventeen sub-categories.
Regulations on Broadcasting Audio/Video Programs through the Internet
In December 2007, the State Administration of Radio, Film and Television, or the SARFT (currently known as NRTA) and the MIIT jointly promulgated the Rules for the Administration of Internet Audio and Video Program Services, commonly known as “Document 56,” which took effect on January 31, 2008 and was further amended on August 28, 2015. Pursuant to Document 56, an online audio/video service provider must obtain an Online Audio/Video Program Transmission License, which has a term of three years, and operate in accordance with the scope of the business as stipulated in the license. Furthermore, Document 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to some official answers to press inquiries published on the SARFT’s website in February 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register
and continue to operate without becoming state-owned or controlled, provided that the providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Document 56 was issued. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned businesses. On March 16, 2018, the NRTA issued the Notice on Further Regulating the Transmission Orders of Internet Audio and Video Program, pursuant to which, among others, (i) online streaming platforms shall not illegally capture, edit, or reprogram audio-video programs, (ii) the movie clips and prevue broadcasted on the platform shall come from the licensed broadcasting and television programs; and (iii) the platform shall verify qualifications of sponsors for programs on the platform and shall refrain from accepting sponsorship or advertising from or cooperating in any other form with any unlicensed online audio/video service providers.
According to Document 56 and other relevant laws and regulations, audio-video programs provided by the entities supplying Internet audio-video program services shall not contain any illegal content or other content prohibited by the laws and regulations, such as any content against the basic principles in the PRC Constitution, any content that damages the sovereignty of the country or national security, and any content that disturbs social order or undermine social stability. An audio-video program that has already been broadcast shall be retained in full for at least 60 days. Movies, television programs and other media content used as Internet audio-video programs shall comply with relevant administrative regulations on programs broadcasts through radio, movie and television channels. Entities providing services related to Internet audio-video programs shall immediately delete the audio-video programs violating laws and regulations, keep relevant records, report relevant authorities and implement other regulatory requirements.
On October 31, 2018, the NRTA issued the Notice on Further Strengthening the Management of Radio and Television and Network Audiovisual Cultural Programs, or Notice 60. According to Notice 60, all radio and television broadcasting institutes, network audiovisual program service institutes and program production institutes shall stick to the right political direction and strengthen value guidance; pursue people-centered creative orientation to curb bad tendencies such as pursuing celebrities, pan-entertainment
and so on; persist in providing high-quality content, constantly innovate programs, and strictly control the remuneration of guests; and

strengthen the governance of TV series, network series (including network movies) to promote the benign development of the industry; shall strengthen the use and management of ratings (click-through rate) survey data and resolutely crack down on ratings (click-through rate) forgeries, etc.
On May 27, 2016, SAPPRFT issued the Notice on Relevant Issues concerning Implementing the Approval Works of Upgrading Mobile Internet Audio-Video Program Service, or the Mobile Audio-Video Program Notice. The Mobile Audio-Video Program Notice provides that the mobile Internet audio-video program services shall be deemed Internet audio-video program service. Entities which have obtained the approvals to provide the Internet audio-video program services may use mobile WAP websites or mobile applications to provide audio-video program services. Entities with regulatory approvals may operate mobile applications to provide the audio-video program services. The types of the programs shall be within the permitted scope as provided in the licenses and such mobile applications shall be filed with the NRTA and/or SFB.
The PRC government has also promulgated a series of special regulatory measures governing live-streaming services. In November 2016, the CAC promulgated the Administrative Provisions on Internet Live-streaming Service, which took effect on December 1, 2016. Pursuant to the Administrative Provisions, internet live-streaming service refers to continuous publishing of real-time information to the public on internet by means of video, audio, graphics, text or other forms, and an internet live-streaming service provider refers to an operator of the platform providing internet live-streaming service. In accordance with the administrative provisions, an internet live-streaming service provider must verify and register the identity information of publishers of live-streaming programs and users on its platform, and file the identity information of the publishers with the local governmental authority for record. Any internet live-streaming service provider engaging in news service must obtain internet news information service qualification and operate within the permitted scope of such qualification. In September 2016, the SAPPRFT issued the Circular on Strengthening Administration of Live-streaming Service of Network Audio/Video Programs. Pursuant to the circular, any entity that intends to engage in live audio/video broadcasting of major political, military, economic, social, cultural or sport events or activities, or live audio/video broadcasting of general social or cultural group activities, general sporting events or other organizational events, must obtain an Online Audio/Video Program Transmission License with a permitted operation scope covering the above business activities. Any entity or individual without qualification is prohibited from broadcasting live audio/radio programs involving news, variety shows, sports, interviews, commentary or other forms of programs through any online live-streaming platform or online live broadcasting booth, nor are they permitted to start a live broadcasting channel for any audio or radio programs. In addition, no entity or individual other than licensed radio stations or television stations are allowed to use “radio station,” “television station,” “broadcasting station,” “TV” or other descriptive terms exclusive to television and radio broadcasting organizations to engage in any business on the internet without approval. Furthermore, the CAC issued a notice in July 2017 which requires operators of internet news and information reproduction and broadcasting services, including commercial website apps that contain live-streaming features, and other internet live-streaming services, to file with the local CAC starting from July 15, 2017. The Circular on Tightening the Administration of Internet Live-Streaming Services jointly issued jointly by the MIIT, the CAC and several other government agencies in August 2018 reiterates the license requirements for online-streaming service providers and requires the operator to file with the local public security authority within 30 days after it commences the service online.
On March 29, 2019, the Administrative Provisions on Minor-oriented Programs was issued by the NRTA and has become effective since April 30, 2019. According to these provisions, network audio-visual programs with minors as their main participants or recipients shall not contain any contents which are harmful to the minors, such as violence, pornography, heresy, superstition, drug taking and other illegal contents. On November 18, 2019, the CAC, the Ministry of Culture and Tourism and the NRTA jointly issued the Administrative Provisions on Online Audio-visual Information Services, or Circular No. 3, which took effective on January 1, 2020. According to the Circular No. 3, Online Audio-visual Information Services refer to the services of producing, publishing and disseminating audio-visual information offered to the public via Internet platforms, such as websites and application programs. Circular No. 3 requires that no individual or entity is allowed to (i) use the online audio-visual information services or related technologies to engage in any activities which may jeopardize national security, undermine social stability or infringe legitimate right of others; (ii) produce, publish or disseminate any audio-visual information prohibited by the laws and regulations, such as Internet rumors. A provider of audio-visual information services must establish, maintain and optimize a rumors refuting regime, under which once it identifies that any user of audio-visual information services produces, publishes or disseminates any rumor by virtue of the technology of producing forged pictures or audio-visual information based on deep-learning or virtual reality, such provider must take measures to refute such rumors in a timely manner and file such situations with the competent authorities governing Internet information, culture and tourism, and radio and television.
Baidu Netcom has renewed its Online Audio/Video Program Transmission License, which remains valid until July 2021. iQIYI has an Online Audio/Video Program Transmission License that is valid until October 2021. Another entity in our group has an Online Audio/Video Program Transmission License that is valid until March 2023.
Regulations on Internet Map Services
According to the Administrative Rules of Surveying Qualification Certificate, as most recently amended by the National Administration of Surveying, Mapping and
Geo-information
(a.k.a. the State Bureau of Surveying and Mapping) in August 2014, the provision of internet map services by any non-surveying
and mapping enterprise is subject to the approval of the National Administration of Surveying, Mapping and
Geo-information
and requires a Surveying and Mapping Qualification Certificate. Internet maps refer to maps called or transmitted through the internet. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the National Administration of Surveying, Mapping and
Geo-information
in December 2011, any entity without a Surveying and Mapping Qualification Certificate for internet map services is prohibited from providing any internet map services. According to the Provisions on the Administration of Examination of Maps most recently amended on July 24, 2019, subject to limited exceptions, an enterprise must first apply for an approval by the relevant regulatory authority, if it intends to engage in any of the following activities: (i) publication, display, production, posting, import or export of a map or a product attached with a map,
(ii) re-publication,
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
Regulations on Online Games
Pursuant to the Internet Publishing Regulation and the Circular on Mobile Game Publishing Service, the online games services provided on websites by online game operator partners may be deemed as a type of “online publication service”, and may be required to obtain an Internet Publication License from the NPPA. Beijing Perusal Technology Co., Ltd., or Beijing Perusal, and another entity in our group have obtained the Internet Publication Licenses. The required approval by the NNPA of each online game provided on our websites is handled by our online game operator partners.
In September 2009, the General Administration of Press and Publication (currently known as the NPPA) together with several other government agencies issued Notice Regarding the Consistent Implementation of the

“Measures on Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the Circular 13, which explicitly prohibits foreign investors from participating in online game operating businesses through wholly-owned enterprises, equity joint ventures or cooperative joint ventures in the PRC. Circular 13 expressly prohibits foreign investors from gaining control over or participating in PRC operating companies’ online game operations through indirect means, such as establishing joint venture companies, entering into contractual arrangements with or providing technical support to the operating companies, or through a disguised form, such as incorporating user registration, user account management or payment through game cards into online game platforms that are ultimately controlled or owned by foreign investors. Certain foreign companies offer online games provided by their game operator partners on websites or through smartphone app distribution platforms which are owned and operated by their consolidated affiliated entities under contractual agreements. If such contractual arrangements were deemed to be “indirect means” or “disguised form” under Circular 13, such relevant contractual arrangements may be challenged by the NPPA or other governmental authorities. If we were found to be in violation of Circular 13 in the operation of our online game platform, the NNPA, in conjunction with relevant regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases, suspending and revoking the relevant licenses and registrations.
In October 2019, the NPPA promulgated the Circular on Preventing Minors from Developing Online Game Addictions, which mandates that online game operators take, among others, the following measures to prevent minors from being addicted to online games: (i) the operator shall ensure that its online game users use valid and true identity information to register their game accounts; (ii) the operator shall strictly control the time slot and duration allowed for minors to log in and play online games to the extent that it shall not provide any game service for the minors in any form from 10:00 PM each day to 8:00 AM the next day, and the length of time a minor spends in playing its online games must not exceed three hours accumulatively on each statutory holiday and one and a half hours on each business day; and (iii) the online game operator shall not offer any paid services to minors that are not suitable for their civil capacity. According to such circular, these requirements are pre-conditions
for an operator to publish and operate any online game.
Regulations on Online Game Virtual Currency
The Interim Administration Measures of Online Games, which has been repealed on July 10, 2019 (while no other regulation has been issued or promulgated as of the date of this annual report to replace this regulation) require companies that (i) issue online game virtual currency (including prepaid cards and/or pre-payment
or prepaid card points) or (ii) offer online game virtual currency transaction services to apply for the Internet Culture Business Permit from provincial branches of the Ministry of Culture. The regulations prohibit companies that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any company that fails to submit the requisite application will be subject to sanctions, including but not limited to termination of operation, confiscation of incomes and fines. The regulations also prohibit online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery that involve cash or virtual currency directly paid by the players. In addition, companies that issue online game virtual currency must comply with certain specific requirements. For example, online games virtual currency can only be used for products and services related to the issuance company’s own online games. Pursuant to the Circular on Regulating Online Game Operation and Strengthening Interim and Ex Post Supervision issued by the Ministry of Culture in December 2016, which took effect on May 1, 2017 and repealed on August 19, 2019, an online game operator must not allow online game virtual currency to exchange for legal currency or items, except in the case of termination of online game operation where the online game operator may refund the balance of online game virtual currency to players in the form of legal currency or in other means acceptable to the players. Moreover, pursuant to the circular, regulations applicable to online game virtual currency also apply to such other virtual items where the virtual items are issued by the online game operator, can be exchangeable for other virtual items or value-added services related to the games, and can be purchased with legal currency or online game virtual currency or exchanged for online game virtual currency. As of the date of this annual report, no government authority has issued or promulgated any provisions to replace the above-mentioned regulations.
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
In addition to the above regulations, the Interim Administration Measures of Internet Advertising which was promulgated by the then State Administration for Industry and Commerce (currently known as the SAMR) and became effective on September 1, 2016 also set forth certain compliance requirements for online advertising businesses. For example, search engine service providers must indicate paid search results as an advertisement and distinguish paid search results from natural search results on their websites. Advertising operators and distributors of internet advertisements must examine, verify and record identity information, such as name, address and contact information, of advertisers, and maintain an updated verification record on a regular basis. Moreover, advertising operators and advertising distributors must examine supporting documentation provided by advertisers and verify the contents of the advertisements against supporting documents before publishing. If the contents of advertisements are inconsistent with the supporting documentation, or the supporting documentation is incomplete, advertising operators and distributors must refrain from providing design, production, agency or publishing services. The Internet Advertising Measures also prohibit the following activities: (i) providing or using apps and hardware to block, filter, skip over, tamper with, or cover up lawful advertisements; (ii) using network access, network equipment and apps to disrupt the normal transmission of lawful advertisements or adding or uploading advertisements without authorization; and (iii) harming the interests of a third party by using fake statistics or traffic data.
The SAMR has promulgated the Guidance regarding Strengthening the Supervision over Marketing Activities by Internet Live-Streaming in November 2020 to further regulated marketing activities by Internet live-streaming. The NRTA also issued a circular on the Strengthening Management of Live-Streaming of Internet Shows and Electronic Commerce in November 2020 to provide instruction to online marketing activities through live-streaming. Platforms providing live-streaming of Internet show or electronic commerce shall register with National Internet Video-audio Platform Information Management System no later than November 30, 2020. The overall ratio of front-line content reviewers to live-streaming rooms on such platforms shall be no less than 1:50.

The training for content reviewers shall be strengthened and content reviewers who have passed the training shall be registered in the Reviewer Information Management System. A platform shall report the number of its live-streaming rooms, streamers and content reviewers to the provincial branch of the NRTA on a quarterly basis. Internet show live-streaming platforms shall tag content of live-streaming rooms and corresponding streamers by category. A streamer cannot change the category of the programs tagged in his or her live-streaming room without prior approval from the platform. Users that are minors or without real-name registration are prohibited from virtual tipping, and platforms shall cap the amount of virtual tipping per time, per day, and per month. When the virtual tipping by a user reaches half of the daily/monthly limit, a consumption notification from the platform and a confirmation from the user by text messages or other means are required before the processing the next transaction. When the amount of virtual tipping by a user reaches the daily/monthly limit, the platform shall suspend the virtual tipping function for such user for that day or month. To host any electronic commerce promotion events such as
E-commerce
Festival,
E-commerce
Day or Promotion Day in the forms of live-streaming rooms, live performances, live variety shows and other live programs, the platforms shall register the information of guests, streamers, content and settings with the local branch of NRTA 14 business days in advance. Internet electronic commerce live-streaming platforms shall conduct relevant qualification examination and real-name authentication on businesses and individuals providing live-streaming marketing services and keep complete examination and authentication records, and shall not enable imposters or businesses or individuals without qualification or real-name registration to conduct live-streaming marketing services.
Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In the case of serious violations, the SAMR or its local branches may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.
Regulations on Artificial Intelligence and Autonomous Driving Vehicles
We engage in the research and development of artificial intelligence (AI) technology and products, specifically autonomous driving vehicles. The Chinese government has issued a series of guidelines to encourage and support the research and development of AI technology, such as the Three-Year Implementing Plan for Internet Plus Artificial Intelligence issued in May 2016 and the Development Planning on the New Generation of Artificial Intelligence issued in July 2017. In particular, the MIIT, the Ministry of Public Security and the Ministry of Transport, issued the Circular on the Norms on Administration of Road Testing of Autonomous Driving Vehicles (Trial Implementation) in April 2018, which became effective from May 1, 2018 and is the primary regulation governing protocol of road testing of autonomous driving vehicles in the PRC. Pursuant to this circular, any entity intending to conduct a road testing of autonomous driving vehicles must apply for and obtain a road-testing certificate and a temporary license plate for each tested car. To qualify for these required licenses, an applicant entity must satisfy, among others, the following requirements: (i) it must be an independent legal person registered under PRC law with the capacity to conduct manufacturing, technological research or testing of automobiles and automobile parts, which has established protocol to test and assess the performance of autonomous driving system and is capable of conducting real-time remote monitor of the tested cars; (ii) the vehicle under road testing must be equipped with a driving system that can switch between autonomous pilot model and human driving model in a safe, quick and simple manner and allows human driver to take control of the vehicle any time immediately when necessary; (iii) the tested vehicle must be equipped with the function of recording, storing and real-time monitoring the condition of the vehicle and is able to transmit real-time data of the vehicle, such as the driving model, location and speed; (iv) the applicant entity must sign an employment contract or a labor service contract with the driver of the tested vehicle, who must be a licensed driver with more than three years’ driving experience and a track record of safe driving and is familiar with the testing protocol for autonomous driving system and proficient in operating the system; (v) the applicant entity must insure each tested vehicle for at least RMB5 million against car accidents or provide a letter of guarantee covering the same. During testing, the testing entity should post a noticeable identification logo for autonomous driving test on each tested car and should not use autonomous driving model unless in the permitted testing areas specified in the road-testing certificate. If the testing entity intends to conduct road testing in the region beyond the administrative territory of the certificate issuing authority, it must apply for a separate road-testing certificate and a separate temporary license plate from the relevant authority supervising the road-testing of autonomous cars in that region. In addition, the testing entity is required to submit to the road-testing certificate issuing authority a periodical testing report every six months and a final testing report within one month after completion of the road testing. In the case of a car accident causing severe injury or death of personnel or vehicle damage, the testing entity must report the accident to the road-testing certificate issuing authority within 24 hours and submit a comprehensive analysis report in writing covering cause analysis, final liability allocation results, etc. within five working days after the traffic enforcement agency determines the liability for the accident. Some local governments, such as Beijing, Shanghai, Chongqing, Hunan and Tianjin, have issued local rules and regulations to regulate road testing of autonomous driving cars accordingly.
Regulation on Product Quality
Products made in mainland China shall be subject to the Product Quality Law of the PRC, or the Product Quality Law, which was promulgated on February 22, 1993 and most recently amended on December 29, 2018. According to the Product Quality Law, a seller of a product shall be responsible for repairing, replacing or returning the product with any of the following defects, and shall compensate for the damages incurred by consumers who bought such defective product: (i) the product does not have the usability which such product should have and there are no prior indications about such situation; (ii) the actual quality of such product fails to comply with the standards specified on such product or the package of such product; and (iii) the actual quality of such product fails to meet the quality status specified by way of product specifications and samples. After the seller performs its obligation of repairing, replacing and returning the defective product and/or compensating for the customers’ damages, such seller is entitled to seek reimbursement from the manufacturer of such product, if it could be proved that the defect is caused by the manufacturer. According to the Product Quality Law, a manufacturer of a product shall be responsible to compensate for the damages to any person caused by the defect of such product, unless the manufacturer is able to prove that: (i) it did not circulate the product; (ii) the defect did not exist at the time when the product was circulated; or (iii) scientific or technologic knowledge at the time when such product was circulated was not such that it allowed the defect to be discovered.
Regulations on Tort Liability
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
Failing to take necessary actions after being informed, the internet service provider will be subject to joint and several liabilities with the internet user with regard to the additional damages incurred. Where an internet service provider knows that an internet user is infringing upon other persons’ rights and interests through its internet service but fails to take necessary actions, it is jointly and severally liable with the internet user. In addition, in accordance with the Tort Liability Law, in the event of any damage arising from a defective product, the infringed person may seek compensation from either the manufacturer or the seller of such product. If the manufacturer has compensated the infringed person but the defect is caused by the fault of the seller, the manufacturer is entitled to seek reimbursement from the seller. If the seller has compensated the infringed person but the defect is caused by the manufacturer, the seller is entitled to seek reimbursement from the manufacturer. The National People’s Congress adopted the Civil Code of the PRC, or the Civil Code on May 28, 2020, which came into effect on January 1, 2021 and revoked the Tort Liability Law. The Civil Code has further revised the Internet tort liability as originally provided in the Tort Liability Law. It has further elaborated on “safe harbor” rule with respect to an internet service provider from both the aspects of notice and counter notice, including (i) upon receiving notice from the right holder, promptly adopting necessary protective measures such as deletion, screening or disconnection of hyperlinks and reefing right holder’s notice to disputed internet user; and (ii) upon receiving counter-notice from the disputed internet user, referring such counter-notice to the claiming right holder and informing him/her to take other corresponding measures such as filing complaint with competent authorities or suit with courts. The Civil Code has also provides that where the internet service provider knew or should have known the infringing acts of the internet user, it shall be severally liable with such internet user. As for product liability, the Civil Code provides additional mitigation measures such as stop selling of defective products and stipulated that the seller and manufacturer shall also be liable for expanded damages caused by such defective products if no mitigation measures are provided or not sufficient. If a recall of defective product is required, the seller and the manufacturer shall be responsible to undertake fees paid by infringed users.
Regulations on Intellectual Property Rights
The PRC has adopted legislation governing intellectual property rights, including patents, copyrights, trademarks, and domain names.
Patent
. The Patent Law of the PRC provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs.
Copyright
. The Copyright Law of the PRC, or the Copyright Law, and its implementation rules extend copyright protection to products disseminated over the internet and computer software. There is a voluntary registration system administered by the China Copyright Protection Center. Creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information networks.
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
Pursuant to the Copyright Law and its implementation rules, creators of protected works enjoy personal and property rights such as the right of disseminating the works through information networks. In addition, the

Regulations for the Protection of Information Network Transmission Right promulgated by the State Council on May 18, 2006, and amended on January 30, 2013, specify the rules on a safe harbor for use of copyrights and copyright management technology. An internet service provider may be exempted from liabilities for providing links to infringing or illegal content or providing other internet services which are used by its users to infringe others’ copyright, if it does not know and does not have constructive knowledge that such content is infringing upon other parties’ rights or is illegal. However, if the legitimate owner of the content notifies the internet service provider and requests removal of the links to the infringing content, the internet service provider would be deemed to have constructive knowledge upon receipt of such notification, but would be exempted from liabilities if it removes or disconnects the links to the infringing content at the request of the legitimate owner. At the request of the alleged infringer, the internet service provider should immediately restore links to content previously disconnected upon receipt of initial non-infringing
evidence.
We have adopted measures to mitigate copyright infringement risks
. For example, our policy is to remove links to web pages and materials uploaded by the users if we know these web pages or materials contain materials that infringe upon third-party rights or if we are notified by the legitimate copyright holder of the infringement with proper evidence.
Software Products
. The Regulation for the Protection of Computer Software promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013. To further implementing this regulation, the Computer Software Copyright Registration Measures promulgated by the China Copyright Office on February 20, 2002, regulates software copyright registration, exclusive licensing contracts of software copyright and transfer agreements. Although such registration is not mandatory under PRC law, software copyright owners are encouraged to go through the registration process and registered software may receive better protection.
Trademark
. The Trademark Law of the PRC and its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration under the SAMR handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office of National Intellectual Property Administration for record. “
百度
” is recognized as a well-known trademark in China by the Trademark Office of National Intellectual Property Administration under the State Administration for Market Regulation. In addition to owning “
百度
” and the related logos, we have applied for registration of various other trademarks.
Domain name
. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in August 2017, which became effective in November 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, and under the supervision of the MIIT, the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of “.cn” domain names and Chinese domain names. According to the Circular on Administration of the Use of Domain Names for Internet Information Services issued by the MIIT in November 2017, only the internet information service provider itself or the shareholder(s), principal or senior management officer(s) of the internet information service provider are eligible to register the domain names used for the internet information services. We have registered Baidu.cn, Baidu.com.cn, hao123.com and certain other domain names with CNNIC.
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
In December 2015, the Standing Committee of the National People’s Congress promulgated the Anti-Terrorism Law of the PRC, or the Anti-Terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.
In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.
In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in the PRC with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.
Furthermore, the Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security and became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in
and
log-out
time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Decision on Strengthening Network Information Protection, which was promulgated by the PRC National People’s Congress in December 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities.
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

Regulations on Internet Privacy
The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Network Information Protection Decision provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by MIIT and became effective in September 2013, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information. In accordance with the Cyber Security Law, network operators are required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant collected personal information.
The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, the standards of crime of infringing citizens’ personal information were amended accordingly and the criminal culpability of unlawful collection, transaction, and provision of personal information has been reinforced. In addition, any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (x) sells or provides personal information to others unlawfully, or (y) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective in June 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. The Civil Code further provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law.

Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know
basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.
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
In October 2020, the Standing Committee of the National People’s Congress issued the Draft Personal Information Protection Law for public comments. The Draft Personal Information Protection Law integrates provisions from several rules with respect to personal information rights and privacy protection. According to the Draft Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Draft Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, such as where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which such individual is a party to such contract. It also stipulates certain specific provisions with respect to the obligations of a personal information processor. As of the date of this annual report, the Draft Personal Information Protection Law has not come into effect.
Regulations on Anti-Monopoly Matters related to Internet Platform Companies.
The PRC Anti-monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Internet Platforms also reinforces antitrust merger review for internet platform related transactions to safeguard market competition.
Regulations on Foreign Exchange
Foreign Currency Exchange
Pursuant to the Foreign Currency Administration Rules, as most recently amended in 2008, and various regulations issued by SAFE and other relevant PRC government authorities, RMB is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the PRC.
In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable administrative authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of RMB capital may not be changed without SAFE’s approval, and RMB capital may not in any case be used to repay RMB loans if the proceeds of the loans have not been used.
To further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign-invested enterprises, SAFE issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas in July 2014, which became effective on August 4,

2014. This circular suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in these areas with a business scope including “investment” to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC. SAFE released the Notice on the Reform of the Administration Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises or SAFE Circular 19, in March 2015, which came into force and superseded SAFE Circular 142 on June 1, 2015. Circular 19 allows foreign-invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and provides the procedures for foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investment. Nevertheless, Circular 19 also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope.
In June 2016, SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which took effect on the same day. Compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi obtained from foreign exchange settlement are not restricted from extending loans to related parties or repaying the intercompany loans (including advances by third parties). However, there still exist substantial uncertainties with respect to the interpretation and implementation of Circular 16 in practice.
In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment, as amended, which substantially amends and simplifies the foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment
expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as amended, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.
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
On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28. Among others, SAFE Circular 28 relaxes the prior restrictions and allows the foreign-invested enterprises without equity investment as in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. Payments for transactions that take place within the PRC must be made in RMB. Foreign currency revenues received by PRC companies may be repatriated into the PRC or retained outside of the PRC in accordance with requirements and terms specified by SAFE.

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
Regulations governing abovementioned dividend distribution arrangements have been replaced by the Foreign Investment Law and its implantation rules, which do not provide specific dividend distribution rules for foreign invested enterprises. However, the Foreign Investment Law and its implementation rules provide that after the conversion from a wholly foreign-owned enterprise or sino-foreign equity joint venture to a foreign invested enterprise under the Foreign Investment Law, distribution method of gains agreed in the joint venture agreements may continue to apply.
Foreign Exchange Registration of Offshore Investment by PRC Residents
Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued in October 2005, and a series of implementation rules and guidance, including the circular relating to operating procedures that came into effect in July 2011, PRC residents, including PRC resident natural persons or PRC companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014, which replaced SAFE Circular No. 75. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, a share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. We have notified holders of ordinary shares of our company whom we know are PRC residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. After SAFE Notice 13 became effective on June 1, 2015, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration. We are aware that Mr. Robin Yanhong Li, our chairman, chief executive officer and principal shareholder, who is a PRC resident, has registered with the relevant local SAFE branch. We, however, cannot provide any assurances that all of our shareholders who are PRC residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange dominated loans from our company.
Under the Administration Measures on Individual Foreign Exchange Control issued by the People’s Bank of China, or the PBOC, in December 2006 and its implementation rules issued in January 2007 and revised in May 2016, all foreign exchange matters involved in employee share ownership plans and share option plans in which PRC citizens participate require approval from SAFE or its authorized branch. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rule, replacing the earlier rules promulgated in March 2007. Under the Stock Option Rule, PRC residents who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. We and our PRC resident employees who have been granted stock options are subject to these regulations. We have designated our PRC subsidiary Baidu Online to handle the registration and other procedures required by the Stock Option Rule. Failure of the option holders to complete their SAFE registrations may subject these PRC employees to fines and legal sanctions and may also limit the ability of the overseas publicly listed company to contribute additional capital into its PRC subsidiary and limit the PRC subsidiary’s ability to distribute dividends.
Regulations on Labor
The Labor Contract Law of the PRC, or the Labor Contract Law, which became effective in January 2008 and last amended in December 2012, and its implementation rules, impose more restrictions on employers and have been deemed to increase labor costs for employers, compared to the Labor Law of the PRC, or the Labor Law, which became effective in January 1995. For example, pursuant to the Labor Contract Law, an employer is obliged to sign a labor contract with an unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts. The employer has to compensate the employee upon the expiration of a fixed-term labor contract, unless the employee refuses to renew such contract on terms the same as or more favorable to the employee than those contained in the expired contract. The employer also has to indemnify an employee if the employer terminates a labor contract without a cause permitted by law. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective in January 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days per year, depending on their length of service. Employees who waive such vacation time at the request of employers must be compensated for three times their regular salaries for each waived vacation day.
In addition, according to the PRC Social Insurance Law and the Regulations on the Administration of Housing Provident Funds, employers in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing provident funds.
Regulations on Taxation
For a discussion of applicable PRC tax regulations, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation.”

C.	Organizational Structure
The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form
20-F:

Name	Place of Formation	Relationship
Baidu Holdings Limited	British Virgin Islands	Wholly owned subsidiary
Baidu (Hong Kong) Limited	Hong Kong	Wholly owned subsidiary
Baidu Online Network Technology (Beijing) Co., Ltd.	China	Wholly owned subsidiary
Baidu (China) Co., Ltd.	China	Wholly owned subsidiary
Baidu.com Times Technology (Beijing) Co., Ltd.	China	Wholly owned subsidiary
Baidu International Technology (Shenzhen) Co., Ltd.	China	Wholly owned subsidiary
Beijing Baidu Netcom Science Technology Co., Ltd.	China	Consolidated affiliated entity
Beijing Perusal Technology Co., Ltd.	China	Consolidated affiliated entity
iQIYI, Inc.	Cayman Islands	Majority-owned subsidiary
Beijing QIYI Century Science & Technology Co., Ltd.	China	Majority-owned subsidiary
Beijing iQIYI Science & Technology Co., Ltd.	China	Consolidated affiliated entity
Baidu Cloud Computing Technology (Beijing) Co., Ltd.	China	Wholly owned subsidiary
The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form
20-F:

*	The diagram above omits the names of subsidiaries and consolidated affiliated entities that are insignificant individually and in the aggregate.

Notes
:

(1)
Beijing Baidu Netcom Science Technology Co., Ltd. is 99.5% owned by Mr. Robin Yanhong Li, our chairman and chief executive officer, and 0.5% owned by Ms. Shanshan Cui, an executive officer of ours. Please see “Item 6.E. Directors, Senior Management and Employees—Share Ownership” for details of Mr. Robin Yanhong Li’s beneficial ownership in our company. Ms. Shanshan Cui’s beneficial ownership of our company is less than 1% of our total outstanding shares.

(2)
Beijing Perusal Technology Co., Ltd. is 50% owned by Ms. Shanshan Cui and 50% owned by Mr. Zhixiang Liang. Both Ms. Shanshan Cui and Mr. Zhixiang Liang are our employees, and their respective beneficial ownership in our company is less than 1% of our total outstanding shares.

(3)	Beijing iQIYI Science & Technology Co., Ltd. is wholly-owned by Mr. Xiaohua Geng, senior vice president of iQIYI. Mr. Xiaohua Geng is not beneficially interested in any shares of our company.
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
These contractual agreements include exclusive technology consulting and services agreements, operating agreements, license agreements, business cooperation agreements, exclusive equity purchase and transfer option agreements, commitment letters, loan agreements, proxy agreements/powers of attorney and equity pledge agreements, as the case may be. We do not have any equity interests in our consolidated affiliated entities. However, as a result of contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. The nominee shareholders of Baidu Netcom, Beijing Perusal and Beijing iQIYI, our consolidated affiliated entities, are directors or members of senior management of our company/iQIYI. We/iQIYI consider such people suitable to act as the nominee shareholders of these consolidated affiliated entities because of, among other considerations, their contribution to our company/iQIYI, their competence and their length of service with and loyalty to our company/iQIYI. If our consolidated affiliated entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our consolidated affiliated entities. Furthermore, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our consolidated affiliated entities in our financial statements. In 2018, 2019 and 2020, we derived 33%, 40% and 43% of our external revenues from our consolidated affiliated entities, respectively. Based on the book value of Baidu Netcom and Beijing Perusal and taking into account major adjustments for intra-group transactions, the revenue contribution of Baidu Netcom and Beijing Perusal to the Group for each of the years 2018, 2019 and 2020 was 9%, 14% and 15% and 0%, 0% and 0% respectively. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulations.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”
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
Contractual Arrangements Relating to Our Consolidated Affiliated Entities
The following is a summary of the material provisions of the contractual arrangements relating to Baidu Netcom, Beijing Perusal and Beijing iQIYI.
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
Each of the exclusive technology consulting and services agreements between Baidu Online and Beijing Perusal and Beijing QIYI Century and Beijing iQIYI contains substantially the same terms as those described above, except that the terms regarding the determinant of the service fees may differ and that the initial term of the exclusive technology consulting and services agreement between Beijing QIYI Century and Beijing iQIYI dated November 23, 2011 is ten years, and has been extended.
In 2018, 2019 and 2020, Baidu Netcom did not pay any service fees to Baidu Online. Beijing Perusal did not pay any service fees to Baidu Online due to Beijing Perusal’s operating loss in 2018, 2019 and 2020.
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
The operating agreement amongst Baidu Online, Beijing Perusal and its shareholders contains substantially the same terms as those described above.
Pursuant to the amended and restated business operation agreement amongst Beijing QIYI Century, Beijing iQIYI and its shareholder, Beijing QIYI Century provides guidance and instructions on Beijing iQIYI’s daily operations and financial affairs. In addition, Beijing QIYI Century agrees to guarantee Beijing iQIYI’s performance under any agreements or arrangements relating to Beijing iQIYI’s business arrangements with any third party. The agreement can only be unilaterally revoked by Beijing QIYI Century. The initial term of the agreement is ten years, which has been renewed, and can be further extended at Beijing QIYI Century’s discretion.

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
Pursuant to the trademark license agreement and the software usage license agreement between Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing QIYI Century granted a non-exclusive
and
non-transferable
license, without sublicensing rights, to Beijing iQIYI to use its trademarks and software. Beijing iQIYI may only use the licenses in its own business operations. Beijing QIYI Century has the right to adjust the service fees at its sole discretion. The initial term of the two agreements is five years and the software usage license agreement may be extended upon the written consent of Beijing QIYI Century. The trademark license agreement is automatically extended for successive one-year periods after its expiration unless Beijing QIYI Century early terminates the agreement in accordance with the provisions of the agreement. The software usage license agreement was extended for another 15 years after its initial term.
Business Cooperation Agreement
Pursuant to the business cooperation agreement between Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing iQIYI agrees to provide Beijing QIYI Century with services, including internet information services, online advertising and other services reasonably necessary within the scope of Beijing QIYI Century’s business. Beijing iQIYI agrees to use technology services provided by Beijing QIYI Century on its website, including but not limited to, P2P download and video on-demand
systems. Beijing QIYI Century agrees to pay specified service fees to Beijing iQIYI as consideration for the internet information services and other services provided by Beijing iQIYI. Beijing iQIYI has the right to waive the service fees at its discretion. The initial term of this agreement is ten years, which has been extended, and can be further renewed at Beijing QIYI Century’s discretion.
Exclusive Equity Purchase and Transfer Option Agreement
Pursuant to the exclusive equity purchase and transfer option agreement by and among our company, Baidu Online, Baidu Netcom and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom have irrevocably granted our company or its designated person(s) (including Baidu Online) an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. The nominee shareholders must remit to Baidu Online any amount that is paid by Baidu Online in connection with the purchased equity interest as requested by our company or its designated person(s) (including Baidu Online) to the extent permitted by the applicable laws. Our company or its designated person(s) have sole discretion to decide when to exercise the option, whether in part or in full amount. Any and all dividends and other capital distributions from Baidu Netcom to the nominee shareholders must be paid to Baidu, Inc. in full amount. Our company or its designated person(s) (including Baidu Online) also have the exclusive right to cause the nominee shareholders of Baidu Netcom to transfer their equity interest in Baidu Netcom to our company or any designated third party. Our company will provide unlimited financial support to Baidu Netcom, if Baidu Netcom becomes in need of any form of reasonable financial support in the normal operation of business. If Baidu Netcom were to incur any loss and as a result cannot repay any loans from our company (through Baidu Online), our company will unconditionally forgive any such loans to Baidu Netcom upon provision by Baidu Netcom of sufficient proof for its loss and incapacity to repay. The agreement will terminate upon the transfer by the nominee shareholders of Baidu Netcom of all their equity interests in Baidu Netcom to our company or its designated person(s) or upon expiration of the term of business of our company or Baidu Netcom.
Each of the exclusive equity purchase and transfer option agreements amongst our company, Baidu Online, Beijing Perusal and its shareholders and iQIYI, Beijing QIYI Century, Beijing iQIYI and its shareholders contains substantially the same terms as those described above, except that the initial term of the amended and restated exclusive purchase option agreement amongst iQIYI, Beijing QIYI Century, Beijing iQIYI and its shareholder is ten years, which has been extended, and can be further renewed at iQIYI’s discretion.
Commitment Letters
Pursuant to the commitment letter dated January 30, 2013, under the condition that Beijing iQIYI remains as a consolidated affiliated entity of iQIYI under United States generally accepted accounting principles and the relevant contractual arrangements remain in effect, iQIYI and Beijing QIYI Century undertake to provide financial support to Beijing iQIYI for any financial loss that might affect its business operation occurred before and after the execution of the commitment letter as permitted by relevant laws. Such financial support shall be forgiven by iQIYI and Beijing QIYI Century.
Loan Agreements
Pursuant to loan agreements amongst Baidu Online and the nominee shareholders of Baidu Netcom, Baidu Online provided loans with an aggregate amount of RMB13.4 billion to the nominee shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with the proceeds from the sale of the nominee shareholders’ equity interest in Baidu Netcom to Baidu Online or its designated person(s). The term of the loan agreements with the two nominee shareholders of Baidu Netcom will expire on July 9, 2029 and August 19, 2029, respectively, and can be extended with the written consent of both parties before its expiration.
Pursuant to loan agreements amongst the shareholders of Beijing Perusal and Baidu Online, the amount of loans extended to the respective shareholders of Beijing Perusal is RMB3.2 billion. The term of the loan agreements will expire on March 30, 2028 and October 29, 2029, respectively, and can be extended with the written consent of both parties before its expiration. Each of the loan agreements amongst Baidu Online and the respective shareholders of Beijing Perusal, and Beijing QIYI Century and the shareholders of Beijing iQIYI, contains substantially the same terms as those described above, except that the amount of the loans and the contract expiration date varies. Beijing QIYI Century has extended the term of the amended and restated loan agreement.
Proxy Agreement/Power of Attorney
Pursuant to the proxy agreement amongst our company and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom agree to entrust all the rights to exercise their voting power and any other rights as shareholders of Baidu Netcom to the person(s) designated by our company. Each of the nominee shareholders of Baidu Netcom has executed an irrevocable power of attorney to appoint the person(s) designated by our company. as their attorney-in-fact
to vote on their behalf on all matters requiring shareholder approval. Any action taken by such attorney-in-fact
in relation to the entrusted rights shall be directed and approved by our company. The proxy agreement will be in effect for as long as the relevant nominee shareholder of Baidu Netcom holds any equity interests in Baidu Netcom unless terminated in writing by our company. Each of the powers of attorney will be in effect for as long as the relevant nominee shareholder of Baidu Netcom holds any equity interests in Baidu Netcom.
Each of the proxy agreements or shareholder voting rights trust agreements amongst our company and the shareholders of Beijing Perusal and between Beijing QIYI Century and the shareholder of Beijing iQIYI contains substantially the same terms as those described above. Each of the proxy agreements or shareholder voting rights trust agreements will be in effect for an unlimited term unless terminated in writing by our company or other subsidiaries. Each of the powers of attorney or shareholder voting rights trust agreements will be in effect for as long as the shareholder of Beijing Perusal or Beijing iQIYI holds any equity interests in Beijing Perusal or Beijing iQIYI, as the case may be.
Equity Pledge Agreement
Pursuant to the equity pledge agreement amongst Baidu Online and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom shall pledge all of their equity interests in Baidu Netcom to Baidu Online to guarantee their obligations under the loan agreements and Baidu Netcom’s performance of its obligations under the exclusive technology consulting and service agreement. If Baidu Netcom or the nominee shareholders breach their respective contractual obligations, Baidu Online, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The nominee shareholders of Baidu Netcom agree not to dispose of the pledged equity interests or take any actions that would prejudice Baidu Online’s interest. The equity pledge agreement will terminate on the date when Beijing Netcom and its shareholders have completed all their respective obligations under the exclusive technology consulting and service agreement and the loan agreements.
Each of the equity pledge agreements amongst Baidu Online and the shareholders of Beijing Perusal and Beijing QIYI Century and the shareholder of Beijing iQIYI contains substantially the same terms, including its term to expiration, as those described above.
Through design of the aforementioned agreements, the nominee shareholders of these affiliated entities have effectively assigned their full voting rights to our company/iQIYI, which gives our company/iQIYI the power to direct the activities that most significantly impact the affiliated entities’ economic performance. Our company/iQIYI obtains the ability to approve decisions made by the affiliated entities and the ability to acquire the equity interests in the affiliated entities when permitted by PRC law. Our company/iQIYI is obligated to absorb losses of the affiliated entities that could potentially be significant to the affiliated entities through providing unlimited financial support to the affiliated entities or is entitled to receive economic benefits from the affiliated entities that could potentially be significant to the affiliated entities through the exclusive technology consulting and service fees. As a result of these contractual arrangements, our company/iQIYI is determined to be the primary beneficiary of these affiliated entities. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between us and these affiliated entities through these contractual arrangements, and we consolidate these affiliated entities through our company/iQIYI.
We have also entered into contractual arrangements with several other affiliated entities and their respective nominee shareholders, including iQIYI’s affiliated entities and their respective nominee shareholders, through some of our subsidiaries other than Baidu Online and Beijing QIYI Century, which result in our company/iQIYI or relevant subsidiaries, as the case may be, being the primary beneficiaries of the relevant affiliated entities. As a result of these contractual arrangements, there exists a parent-subsidiary relationship between us and the relevant affiliated entities, and we consolidate these affiliated entities through the subsidiaries.

D.	Property, Plant and Equipment
Our corporate headquarters, Baidu Campus, is located in Shangdi, Haidian district of Beijing. We own the office building of Baidu Campus and a nearby office building, Baidu Science Park, both located in Shangdi. We are in the process of obtaining the land use permit with the local authority for Baidu Science Park and may result in us paying additional land transaction fee. Besides Beijing, we own and occupy office buildings in Shanghai and Shenzhen.
We also lease offices in Beijing, many other cities in mainland China and places outside of mainland China, including in California (USA), Washington (USA), Hong Kong, Japan and Singapore.
Our servers are hosted at the internet data centers of major telecom operators, including China Telecom, China Unicom and China Mobile, in over ten selected cities across China. Our content delivery network covers most of the major cities in China.
In 2018, we completed the construction of our Shanxi cloud computing center, which serves as one of our internet data centers in China. In 2019, we completed the construction of our office building in Shenzhen, China.

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
Overview
We are a leading technology company with world-class artificial intelligence (AI) capabilities. We were founded to enable people to quickly find relevant information on the Internet, amidst the huge volume of information generated daily. As the gateway to the Internet, we connect our users to a large information and knowledge-centric content and services ecosystem through our open search-plus-feed platform. Years of tagging, understanding and intelligently processing all forms of content on the Internet with AI—text, images and videos—has helped us build and refine our unique AI capabilities and develop Baidu Brain, our core AI technology engine. Baidu Brain in turn has enabled us to further develop leading AI technologies and commercialize them through products and services for consumers, enterprises and the public sector.
Our operations are primarily conducted in China, and revenues are primarily generated from China. Our total revenues increased by 5% from RMB102.3 billion in 2018 to RMB107.4 billion in 2019. Our total revenues were RMB107.1 billion (US$16.4 billion) in 2020, which was basically flat from 2019. Our operating profit decreased by 59% from RMB15.5 billion in 2018 to RMB6.3 billion in 2019, and increased by 127% from RMB6.3 billion in 2019 to RMB14.3 billion (US$2.2 billion) in 2020. Net income attributable to Baidu, Inc. decreased by 93% from RMB27.6 billion in 2018 to RMB2.1 billion in 2019, and increased by 992% from RMB2.1 billion in 2019 to RMB22.5 billion (US$3.4 billion) in 2020. Net income attributed to Baidu, Inc. in 2019 included a non-cash
impairment loss of RMB8.9 billion from investment in Trip.com.

Revenues
Revenue Generation
Baidu Core
. Baidu Core revenues primarily comprise of (i) auction-based P4P online marketing services that include search and feed online marketing services; (ii) other online marketing services, including display advertisement, based on performance criteria other than CPC; (iii) cloud services and solutions;
(iv) non-marketing
consumer-facing services such as membership, live streaming and online games; (v) intelligent driving; and (vi) smart devices and services. We expect Baidu Core to continually earn a majority of our revenues.
A majority of Baidu Core’s revenues are derived from P4P services. Our P4P platform is an online marketplace that introduces internet search users to customers, who pay us a fee based on click-throughs for priority placement of their links in the search results. We also provide feed online marketing services to our customers. Our feed platform helps customers target relevant feed users, and customers pay us based on a CPC basis or advertisement displays of their products. In addition, we provide our customers with other performance-based and display-based online marketing services.
Apart from the online marketing services, we derive revenue for Baidu Core by providing products and services ranging from cloud solutions and services, non-marketing
consumer-facing services, intelligent driving and smart devices and services.
iQIYI
. iQIYI is an innovative market-leading online entertainment service in China. iQIYI’s platform features iQIYI original content, as well as a comprehensive library of other professionally produced content, professional user generated content, and user-generated content. iQIYI derives a majority of its revenues from membership services and online marketing services.
iQIYI offers membership packages to provide its members with (i) access to streaming of a library of premium content, (ii) certain commercial skipping and other viewing privileges, (iii) merchandise selection and privilege, and (iv) higher community status in iQIYI Paopao social platform. Most of iQIYI’s online marketing services are in the form of brand advertising.
Operating Costs and Expenses
Our operating costs and expenses consist of cost of revenues, selling, general and administrative expenses, and research and development expenses. Share-based compensation expenses are allocated among these three categories, based on the nature of the work of the employees who have received share-based compensation.
Cost of Revenues
Our cost of revenues primarily consist of content costs, traffic acquisition costs, depreciation costs, costs of goods sold, bandwidth costs and other cost of revenues.
Selling, General and Administrative Expenses
Our selling, general and administrative expenses primarily consist of promotional and marketing expenses, salaries and benefits for our sales, marketing, general and administrative personnel, and legal, accounting and other professional services fees.
Research and Development Expenses
Research and development expenses primarily consist of salaries and benefits for research and development personnel. We expense research and development costs as they are incurred, except for capitalized software development costs that fulfill the capitalization criteria.

Taxation
Cayman Islands and British Virgin Islands
We are not subject to income or capital gain tax under the current laws of the Cayman Islands and the British Virgin Islands. Additionally, upon payments of dividends by us, no Cayman Islands withholding tax will be imposed.
Hong Kong
Subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5% and foreign-derived income is exempted from income tax. There is no withholding tax in Hong Kong on remittance of dividends.
Japan
As a result of the Japanese tax regulations amendments, the effective income tax rates are approximately 31%, 31% and 31% for the years ended December 31, 2018, 2019 and 2020, respectively.
PRC Enterprise Income Tax
Effective from January 1, 2008 and amended on December 29, 2018, the PRC’s statutory enterprise income tax, or EIT, rate is 25%. An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a “High and New Technology Enterprise” strongly supported by the state. Pursuant to the Administrative Measures on the Recognition of High and New Technology Enterprises, or the Recognition Measures, as amended in January 2016, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation make joint determination on whether an enterprise is qualified as a “High and New Technology Enterprise” under the EIT Law. In making such determination, these government agencies consider, among other factors, ownership of core technology, whether the key technology supporting the core products or services falls within the scope of high and new technology strongly supported by the state as specified in the Recognition Measures, the ratios of research and development personnel to total personnel, the ratio of research and development expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. A “High and New Technology Enterprise” certificate is effective for a period of three years.
An enterprise may benefit from a tax exemption or preferential tax rate of 10% under the EIT law if it qualifies as a “Key Software Enterprise.” Enterprises wishing to enjoy the “Key Software Enterprise” status will be subject to relevant governmental authorities’ assessment each year as to whether they are entitled to the tax exemption or preferential tax rate of 10%. Prior to May 2016, a “Key Software Enterprise” used to be designated jointly by the NDRC, the MIIT, the MOFCOM, the Ministry of Finance and the State Administration of Taxation. In May 2016, the four PRC governmental authorities jointly issued a notice, pursuant to which an enterprise may be entitled to the preferential income tax rate of 10% by filing with the local tax authority with supporting documentation proving its qualifications to be a “Key Software Enterprise” during its annual income tax filing process. In December 2020, the Ministry of Finance, the State Administration of Taxation, the NDRC, and the MIIT jointly issued a circular which has repealed the original preferential tax treatment applicable to the “Key Software Enterprise.” Such circular provides that the Key Software Enterprise’s EIT would be waived for five years since its first year of making profit and it may benefit from a preferential tax rate of 10% for the following years.
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
Withholding Tax
Under the EIT Law and its implementation rules, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its non-resident
enterprise investors, and proceeds from any such
non-resident
enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to the EIT at the rate of 10%, namely withholding tax, unless the non-resident
enterprise investor’s jurisdiction of incorporation has a tax treaty or arrangement with China that provides for a reduced withholding tax rate or an exemption from withholding tax. The Notice on Several Preferential Policies regarding Enterprise Income Tax Law jointly promulgated by the Ministry of Finance and State Administration of Taxation in February 2008, clarifies that undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 will be exempted from any withholding tax.
The British Virgin Islands, where Baidu Holdings Limited, the sole shareholder of certain of our PRC subsidiaries such as Baidu Online, was incorporated, does not have such a tax treaty with China.
Hong Kong, where Baidu (Hong Kong) Limited, our wholly owned subsidiary and the sole shareholder of certain of our PRC subsidiaries such as Baidu Times and Baidu China, was incorporated, has a tax arrangement with China that provides for a lower withholding tax rate of 5% on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the
12-month
period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. However, pursuant to Circular on Issues Concerning Implementing Dividend Clauses of Tax Treaties, or SAT Circular 81, issued by the State Administration of Taxation in February 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from the reduced withholding tax rate on dividends due to a structure or arrangement designed for the primary purpose of obtaining favorable tax treatment, the PRC tax authorities may adjust the preferential tax treatment. Moreover, pursuant to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, or SAT Circular 9, issued by the State Administration of Taxation in February 2018, which became effective from April 1, 2018 and superseded the SAT Circular 601 issued by the State Administration of Taxation in October 2009, a resident of a contracting state will not qualify for the benefits under the tax treaties or arrangements, if it is not the “beneficial owner” of the dividend, interest and royalty income. According to SAT Circular 9, a “beneficial owner” is required to have ownership and the right to dispose of the income or the rights and properties giving rise to the income, and generally engage in substantive business activities. An agent or conduit company will not be regarded as a “beneficial owner” and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up primarily for the purpose of evading or reducing taxes or transferring or accumulating profits. In addition, pursuant to Bulletin on Administrative Measures on Treaties Benefit for Non-resident Taxpayers, or SAT Circular 35, issued by the State Administration of Taxation in October 2019, non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises may, if they determine by self-assessment that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply for the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-filing examinations by the relevant tax authorities.
In 2020, certain of our PRC subsidiaries have declared and distributed profits earned to Baidu (Hong Kong) Limited, the dividend payments are subject to withholding tax. We have made tax provisions based on the corresponding tax rate. If our PRC subsidiaries further declare and distribute profits earned after January 1, 2008 to us in the future, the dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For the potential distributable profits to be distributed to our qualified Hong Kong incorporated subsidiary, the deferred tax liabilities are accrued at a 5% withholding tax rate. For more information on related risks, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—If our PRC subsidiaries declare and distribute dividends to their respective offshore parent companies, we will be required to pay more taxes, which could have a material and adverse effect on our result of operations.”
Tax Residence
Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the EIT at the rate of 25% on its worldwide income. The term “de facto management body” refers to “the establishment that exercises substantial and overall management and control over the production, business, personnel, accounts and properties of an enterprise.” Pursuant to SAT Circular 82, issued by the State Administration of Taxation in April 2009, an overseas registered enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within the PRC if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations are mainly located in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies located in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) no less than half of the enterprise’s directors or senior management with voting rights reside in the PRC. The State Administration of Taxation issued additional rules to provide more guidance on the implementation of SAT Circular 82 in July 2011, and issued an amendment to SAT Circular 82 delegating the authority to its provincial branches to determine whether a Chinese-controlled overseas-incorporated enterprise should be considered a PRC resident enterprise, in January 2014. Although the SAT Circular 82, the additional guidance and its amendment only apply to overseas registered enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.
If our offshore entities are deemed PRC resident enterprises, these entities may be subject to the EIT at the rate of 25% on their global incomes, except that the dividends distributed by our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed “dividends among qualified resident enterprises.” For more information on related risks, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be deemed a PRC resident enterprise under the EIT Law, which could subject us to PRC taxation on our global income, and which may have a material and adverse effect on our results of operations. ”
Should our offshore entities be deemed as PRC resident enterprises, such changes could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.
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
Impact of
COVID-19
On Our Operations
Our results of operations have been, and could continue to be adversely, and may be materially, affected, to the extent that the
COVID-19
or any other epidemic harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the
COVID-19
and the actions taken by government authorities and other entities to contain the
COVID-19
or treat its impact, almost all of which are beyond our control.
The potential downturn brought by and the duration of the
COVID-19
pandemic may be difficult to assess or predict where actual effects will depend on many factors beyond our control. The extent to which the
COVID-19
pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. During the year ended December 31, 2020, our operations have been significantly affected by the
COVID-19
pandemic. Our online marketing revenues declined compared to the prior period mainly due to weakness in online marketing demand as our customers in certain industries are negatively impacted by
COVID-19.
We have also provided additional allowance for credit losses for accounts receivable and contract assets, recognized impairment charges on our long-term investments and content assets, and recorded loss from equity method investments in the year ended December 31, 2020, due to the impact of
COVID-19
and other factors. In addition, increased market volatility has contributed to larger fluctuations in the valuation of our equity investments. There are still significant uncertainties of
COVID-19’s
future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of
COVID-19,
possibility of new waves in China, the development and progress of distribution of
COVID-19
vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of
COVID-19,
the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition especially for SMEs, almost all of which are beyond our control. As a result, certain of our estimates and assumptions, including the allowance for credit losses, the valuation of certain debt and equity investments, long-term investments, content assets and long-lived assets subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to our current estimates in future periods. See also “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We face risks related to health epidemics, severe weather conditions and other outbreaks.”

Results of Operations
The following table sets forth a summary of our consolidated results of operations for the periods indicated. The period-to-period
comparisons of results of operations should not be relied upon as indicative of future performance.

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in millions)
Consolidated Statements of Comprehensive Income Data
Revenues:
Online marketing services	81,912	78,093	72,840	11,163
Others	20,365	29,320	34,234	5,247

Total revenues	102,277	107,413	107,074	16,410

Operating costs and expenses (1) :
Cost of revenues	51,744	62,850	55,158	8,454
Selling, general and administrative	19,231	19,910	18,063	2,769
Research and development	15,772	18,346	19,513	2,989

Total operating costs and expenses	86,747	101,106	92,734	14,212

Operating profit	15,530	6,307	14,340	2,198

Total other income (loss), net	11,795	(6,647)	8,750	1,341
Income (loss) before income taxes	27,325	(340)	23,090	3,539
Income taxes	4,743	1,948	4,064	623

Net income (loss)	22,582	(2,288)	19,026	2,916

Less: Net loss attributable to non-controlling interests	(4,991)	(4,345)	(3,446)	(528)

Net income attributable to Baidu, Inc.	27,573	2,057	22,472	3,444

(1) Share-based compensation expenses are allocated in operating costs and expenses as follows:
Cost of revenues	224	327	360	55
Selling, general and administrative	1,725	1,768	1,897	290
Research and development	2,727	3,531	4,471	686

Total	4,676	5,626	6,728	1,031

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Consolidated revenues
. Our total revenues in 2020 were RMB107.1 billion (US$16.4 billion), which was basically flat from 2019.
Our online marketing revenues for Baidu Core in 2020 were RMB66.3 billion (US$10.2 billion) decreasing by 5% from 2019.
Our online marketing revenues for iQIYI in 2020 were RMB6.8 billion (US$1.0 billion), decreasing by 18% from 2019.
Other revenues in 2020 were RMB34.2 billion (US$5.2 billion), increasing by 17% from 2019.
For a detailed description, see “—Segment Revenues.”
Consolidated operating costs and expenses
. Our total operating costs and expenses decreased by RMB8.4 billion, or 8%, from RMB101.1 billion in 2019 to RMB92.7 billion (US$14.2 billion) in 2020.

Cost of Revenues
. Our cost of revenues decreased by RMB7.7 billion from RMB62.9 billion in 2019 to RMB55.2 billion (US$8.5 billion) in 2020, primarily due to the following factors:

•	A decrease of RMB2.7 billion in traffic acquisition costs, which reflected decreasing union revenues, as we focused on growing in-app search and optimizing profitability over union revenue growth.

•	A decrease of RMB1.7 billion in sales tax and surcharges, which resulted from an exemption of cultural business construction fee for 2020.

•
A decrease of RMB1.6 billion in content cost, which related to less recorded expense of produced content, more shorter-length content with less total costs to satisfy diversified users demand, as well as revisions to accounting estimates of future viewership consumption patterns and useful lives of content assets.

Selling, General and Administrative Expenses
. Our selling, general and administrative expenses decreased by RMB1.8 billion from RMB19.9 billion in 2019 to RMB18.1 billion (US$2.8 billion) in 2020, primarily due to a decrease of RMB2.1 billion in channel spending and promotional marketing which reflected our effort to optimize marketing spending during
COVID-19
pandemic, especially for the first half of 2020.
Research and Development Expenses
. Our research and development expenses increased by RMB1.2 billion from RMB18.3 billion in 2019 to RMB19.5 billion (US$3.0 billion) in 2020, primarily due to an increase of RMB1.5 billion in personnel-related expenses, which was in line with the growth in research and development headcount as we continue to strengthen our research and development effort.
Operating profit
. As a result of the foregoing, we generated an operating profit of RMB14.3 billion (US$2.2 billion) in 2020, a 127% increase from RMB6.3 billion in 2019.
Total other income (loss), net
. Our total other income, net was RMB8.8 billion (US$1.3 billion) in 2020, which included fair value gain of RMB11.6 billion from long-term investments. Total other loss, net was RMB6.6 billion for 2019, which included a non-cash
impairment loss of RMB8.9 billion from investment in Trip.com.
Income taxes
. Our income tax expense was RMB4.1 billion (US$623 million) in 2020, compared to RMB1.9 billion in 2019.
Net income attributable to Baidu, Inc
. As a result of the foregoing, net income attributable to Baidu, Inc. increased from RMB2.1 billion in 2019 to RMB22.5 billion (US$3.4 billion) in 2020.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Consolidated revenues
. Our total revenues in 2019 were RMB107.4 billion, growing by 5% from 2018.
Online marketing revenues for Baidu Core in 2019 were RMB70.0 billion decreasing by 4% from 2018.
Online marketing revenues for iQIYI in 2019 were RMB8.3 billion, decreasing by 11% from 2018.
Other revenues in 2019 were RMB29.3 billion, increasing by 44% from 2018.
For a detailed description, see “—Segment Revenues.”
Consolidated operating costs and expenses
. Our consolidated operating costs and expenses in 2019 were RMB101.1 billion, increasing by RMB14.4 billion, or 17%, from RMB86.7 billion 2018. This increase was primarily due to the expansion of our business.

Cost of Revenues
. Our cost of revenues in 2019 were RMB62.9 billion, increasing by RMB11.2 billion from RMB51.7 billion 2018, primarily due to the following factors:

•	An increase of RMB3.3 billion in depreciation and bandwidth costs, resulted from increased investment in infrastructure.

•	An increase of RMB3.1 billion in cost of goods sold, which was in line with the growth in sales of Xiaodu smart devices.

•
An increase of RMB2.0 billion in content costs, resulted from iQIYI’s higher content costs recorded relating to licensed copyrights and produced content as iQIYI continued to invest in comprehensive and diversified content library.

•	An increase of RMB1.5 billion in traffic acquisition costs, resulted from increasing TAC prices.
Selling, General and Administrative Expenses
. Our selling, general and administrative expenses increased slightly by RMB679 million from RMB19.2 billion in 2018 to RMB19.9 billion in 2019.
Research and Development Expenses
. Our research and development expenses increased by RMB2.5 billion from RMB15.8 billion in 2018 to RMB18.3 billion in 2019, primarily due to an increase of RMB2.3 billion in research and development personnel related expenses, which was in line with the growth in research and development headcount.
Operating profit
. As a result of the foregoing, we generated an operating profit of RMB6.3 billion in 2019, a 59% decrease from RMB15.5 billion in 2018.
Total other income (loss)
. Our total other loss, net was RMB6.6 billion in 2019, compared to total other income, net of RMB11.8 billion in 2018. Total other loss, net in 2019 mainly comprises non-cash
impairment loss on an equity investment arising from other-than-temporary decline. In 2019, the market value of the shares of Trip.com declined, and the continuing low market price caused us to recognize a non-cash
impairment loss of RMB8.9 billion in the third quarter of 2019. In October 2019, we sold a portion of our holding in Trip.com, reducing the interest of outstanding shares of Trip.com from 19% to 12%. Total other income, net in 2018 mainly comprises gains from the disposal of Du Xiaoman (financial services business) and fair value gains on private company equity investments without readily determinable fair values in accordance with ASC 321.
Income taxes
. Our income tax expense was RMB1.9 billion in 2019, a 59% decrease from RMB4.7 billion in 2018. The decrease in income tax expense was mainly due to lower profit before income tax from Baidu Core.
Net loss attributable to
non-controlling
interests
. Net loss attributable to
non-controlling
interests was RMB4.3 billion in 2019, compared to RMB5.0 billion in 2018.
Net income attributable to Baidu, Inc
. As a result of the foregoing, net income attributable to Baidu, Inc. decreased from RMB27.6 billion in 2018 to RMB2.1 billion in 2019.

Segment Revenues
The following table sets forth our revenues by segment and the year-over-year change rate for the periods indicated, with each segment revenues including inter-segment revenues:

	Year ended December 31,
	2018	2019		2020
	RMB	RMB	YoY%	RMB	US$	YoY%
	(In millions, except percentages)
Baidu Core:
Online marketing services	72,645	70,038	(4)	66,283	10,158	(5)
Cloud services	3,005	6,370	112	9,173	1,406	44
Interest income earned from provision of financial services	1,724	—	(100)	—	—	—
Others	897	3,303	268	3,228	495	(2)

Subtotal	78,271	79,711	2	78,684	12,059	(1)

iQIYI:
Online advertising services	9,329	8,271	(11)	6,822	1,046	(18)
Membership services	10,623	14,436	36	16,491	2,527	14
Content distribution	2,163	2,544	18	2,660	408	5
Others	2,874	3,743	30	3,734	572	(0)

Subtotal	24,989	28,994	16	29,707	4,553	2

Intersegment eliminations	(983)	(1,292)	31	(1,317)	(202)	2

Total revenue	102,277	107,413	5	107,074	16,410	(0)

Baidu Core
. Baidu Core revenue was RMB78.7 billion (US$12.1 billion) in 2020, decreasing by RMB1.0 billion, or 1%, from RMB79.7 billion in 2019.
Our online marketing revenues for Baidu Core in 2020 were RMB66.3 billion (US$10.2 billion), decreasing by RMB3.7 billion, or 5%, compared to RMB70.0 billion in 2019, mainly due to weakness in online marketing services demand, as our customers in industries that were negatively impacted by the
COVID-19
outbreak and other factors, including healthcare, franchising, travel, financial services and education, reduced their budgets on online marketing.
The number of our active online marketing customers decreased from approximately 528,000 in 2019 to approximately 505,000 in 2020, while the average revenue per customer decreased slightly from approximately RMB132,700 in 2019 to approximately RMB131,300 (US$20,120) in 2020. The decrease of our active online marketing customers was primarily due to quarantines, travel restrictions, and the temporary closure of businesses and facilities and resulting impact to general economy brought by the
COVID-19
pandemic.
Revenue from Baidu cloud services, interest income earned from provision of financial services, and others are included in “Other revenue” in the statements of comprehensive income (loss).
Baidu Core’s cloud services revenue in 2020 were RMB9.2 billion (US$1.4 billion), increasing by RMB2.8 billion, or 44%, compared to RMB6.4 billion in 2019, due to the rapid adoption of our cloud service and products.
Baidu Core’s other revenues were RMB3.2 billion (US$495 million) in 2020, decreasing by RMB75 million, or 2%, compared to RMB3.3 billion in 2019.
Baidu Core revenue was RMB79.7 billion in 2019, increasing by RMB1.4 billion, or 2%, from RMB78.3 billion in 2018.

Online marketing revenues for Baidu Core in 2019 were RMB70.0 billion, decreasing by RMB2.6 billion, or 4%, from RMB72.6 billion in 2018, mainly due to weakness in healthcare, financial services and auto/logistics sectors, offset by strength in education, retail/e-commerce,
travel and network services sectors. During 2019, we implemented an initiative in an attempt to require healthcare marketing customers to move their landing sites onto our Managed Page. Requiring healthcare customers to adopt our structured data solution allows us to better monitor the content they offer and increase consumer trust. In addition, certain sectors, such as financial services, were impacted by industry-specific policy changes and slowing macroeconomic environment. These changes dampened revenue growth, compared to the year before.
The number of our active online marketing customers increased from approximately 526,000 in 2018 to approximately 528,000 in 2019, while the average revenue per customer decreased from approximately RMB138,100 in 2018 to approximately RMB132,700 in 2019. In 2018, we began to wind down our local express business, which provided merchants with a turn-key
solution to participate in our online marketing and transaction services, leading certain vendors discontinuing their business with us in 2018 and 2019. Excluding the impact of local express business, the number of our active online marketing customers increased from approximately 507,000 in 2018 to approximately 524,000 in 2019.
Our active customers of online marketing services in a given period are defined as those persons or entities that purchase at least one of Baidu Core’s online marketing services during the same period. The definition has been refined from the one we used in our 2017 annual report to better reflect how the management evaluates our operating results. The number of our active online marketing customer and the average revenue per customer has been presented on a consistent basis in the years ended December 31, 2018, 2019 and 2020.
Baidu Core’s cloud services revenue in 2019 were RMB6.4 billion, increasing by RMB3.4 billion, or 112%, compared to RMB3.0 billion in 2018, due to the rapid adoption of our cloud services and products.
Interest income earned from provision of financial services were nil in 2019, decreased from RMB1.7 billion in 2018, as we divested our financial services business in August 2018.
Other revenues for Baidu Core in 2019 were RMB3.3 billion, increasing by RMB2.4 billion, or 268% from RMB897 million in 2018, primarily due to the increase in revenue from sales of our Xiaodu smart devices.
iQIYI
. iQIYI revenue was RMB29.7 billion (US$4.6 billion) in 2020, increasing by RMB713 million, or 2%, from RMB29.0 billion in 2019.
iQIYI online advertising services revenue are included in “Online marketing revenue” in the consolidated statements of comprehensive income (loss).
iQIYI’s online advertising revenues in 2020 were RMB6.8 billion (US$1.0 billion), decreasing by RMB1.5 billion, or 18%, from RMB8.3 billion in 2019, as a result of the challenging macroeconomic environment in China, and the tightened advertising budget of advertisers and intensified competition in advertising business, as well as the tightened regulatory environment and the uncertainty of certain content scheduling in the early stage of
COVID-19
pandemic in the first quarter of 2020. However, iQIYI’s online advertising services revenue has been rebounding since the second quarter of 2020 as iQIYI’s advertisers gradually recovered their advertising budgets. Average brand advertising revenue per brand advertiser increased by 11% from RMB5.9 million in 2019 to RMB6.6 million (US$1.0 million) in 2020.
Revenue from iQIYI membership services, content distribution, and others are included in “Other revenue” in the statements of comprehensive income (loss).
Membership revenue of iQIYI in 2020 were RMB16.5 billion (US$2.5 billion), increasing by RMB2.1 billion, or 14%, compared to RMB14.4 billion in 2019, primarily driven by (i) an increase in the average revenue per user due to the increase in the members’ willingness to pay for the premium content that iQIYI have been offering, and (ii) the relatively stable number of subscribing members of 101.7 million in 2020 as compared with 106.9 million in 2019.
iQIYI content distribution revenue increased by 5% from RMB2.5 billion in 2019 to RMB2.7 billion (US$408 million) in 2020, primarily caused by the increase of high-quality content which fulfilled distribution to several platforms.
iQIYI other revenue for iQIYI was RMB3.7 billion (US$572 million), which remained stable as compared to RMB3.7 billion in 2019.
iQIYI revenue was RMB29.0 billion in 2019, increasing by RMB4.0 billion, or 16% from RMB25.0 billion in 2018.
Online advertising revenues for iQIYI in 2019 were RMB8.3 billion, decreasing by RMB1.0 billion, or 11%, from RMB9.3 billion in 2018, primarily due to the challenging macroeconomic environment, the delay of certain content launches and intensified competition in the advertising business. Average brand advertising revenue per brand advertiser decreased by 12% from RMB6.7 million in 2018 to RMB5.9 million in 2019.
iQIYI membership services were RMB14.4 billion in 2019, increasing by RMB3.8 billion, or 36%, from RMB10.6 billion in 2018, which was primarily due to the growth of iQIYI subscribing members from 87.4 million in 2018 to 106.9 million in 2019.
iQIYI content distribution revenues were RMB2.5 billion in 2019, increasing by RMB381 million, or 18%, from RMB2.2 billion in 2018, primarily caused by an increased average transaction amount of premium content titles.
iQIYI other revenues were RMB3.7 billion in 2019, increasing by RMB869 million, or 30%, from RMB2.9 billion in 2018, primarily as a result of the growth of a number of business verticals, especially the growth of our game business after the acquisition of Skymoons.
Segment Operating Costs and Expenses
The following table sets forth our operating costs and expenses by segment and the year-over-year change rate for the periods indicated, with each segment operating costs and expenses including inter-segment costs and expenses:

	Year ended December 31,
	2018	2019		2020
	RMB	RMB	YoY%	RMB	US$	YoY%
	(In millions, except percentages)
Operating Costs and Expenses:
Baidu Core	54,463	64,450	18	58,146	8,911	(10)
iQIYI	33,295	38,252	15	35,748	5,478	(7)
Baidu Core
. Operating costs and expenses of Baidu Core mainly consist of personnel-related costs, traffic acquisition costs, marketing and promotion spending, depreciation expenses, costs of goods sold, content costs, bandwidth cost and sales tax and surcharges.
Cost of revenues
. The cost of revenues of Baidu Core decreased by 17% from RMB34.0 billion in 2019 to RMB28.4 billion (US$4.3 billion) in 2020, primarily due to a decrease in traffic acquisition costs, sales tax and surcharges and costs of goods sold.

The cost of revenues of Baidu Core increased by 34% from RMB25.4 billion in 2018 to RMB34.0 billion in 2019, primarily due to an increase in costs of goods sold, content costs, depreciation expenses, and traffic acquisition costs.
Selling, general and administrative expenses
. The selling, general and administrative expenses of Baidu Core decreased by 12% from RMB14.7 billion in 2019 to RMB12.9 billion (US$2.0 billion) in 2020, primarily due to a decrease in channel spending, promotional marketing and personnel-related expenses.
The selling, general and administrative expenses of Baidu Core decreased by 4% from RMB15.3 billion in 2018 to RMB14.7 billion in 2019, primarily due to a decrease in channel spending and personnel-related expenses, offset by an increase in promotional spending.
Research and development expenses
. The research and development expenses of Baidu Core increased by 7% from RMB15.7 billion in 2019 to RMB16.8 billion (US$2.6 billion) in 2020, primarily due to an increase in personnel-related expenses.
The research and development expenses of Baidu Core increased by 14% from RMB13.8 billion in 2018 to RMB15.7 billion in 2019, primarily due to an increase in personnel-related expenses.
iQIYI
. Operating costs and expenses of iQIYI mainly consist of content costs, personnel-related costs, bandwidth costs, marketing and promotion spending, and payment platform charges.
Cost of revenues
. The cost of revenues of iQIYI decreased by 8% from RMB30.3 billion in 2019 to RMB27.9 billion (US$4.3 billion) in 2020, primarily due to lower content costs and bandwidth cost.
The cost of revenues of iQIYI increased by 12% from RMB27.1 billion in 2018 to RMB30.3 billion in 2019, primarily due to higher content costs and other cost items.
Selling, general and administrative expenses
. The selling, general and administrative expenses of iQIYI were RMB5.2 billion (US$795 million) in 2020, which was basically flat from 2019.
The selling, general and administrative expenses of iQIYI increased by 26% from RMB4.2 billion in 2018 to RMB5.2 billion in 2019, primarily due to increased sales and marketing expenses related to certain iQIYI apps and its game business, as well as higher personnel-related compensation expenses.
Research and development expenses
. The research and development expenses of iQIYI were RMB2.7 billion (US$410 million) in 2020, which was basically flat from 2019.
The research and development expenses of iQIYI increased by 34% from RMB2.0 billion in 2018 to RMB2.7 billion in 2019, primarily due to an increase in personnel-related costs.
Inflation
Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2018, 2019 and 2020 were 2.1%, 2.9% and 2.5%, respectively. The year-over-year percent change in the consumer price index for January 2019, 2020 and 2021 was an increase of 1.7%, an increase of 5.4% and a decrease of 0.3%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency
The exchange rate between the U.S. dollar and the RMB has declined from RMB8.1056 per USD in July 2005 to RMB6.5250 per USD in December 2020. As of December 31, 2020, we recorded RMB840 million (US$129 million) of net foreign currency translation loss in accumulated other comprehensive income as a component of shareholders’ equity. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material and adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”
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

Recently adopted accounting pronouncements
Adoption of ASU
2019-02
In March 2019, the FASB issued ASU
2019-02,
Improvements to Accounting for Costs of Films and License Agreements for Program Materials
(“ASU
2019-02”),
which includes the following major changes from previous legacy GAAP that are applicable to our company:

•	The content distinction for capitalization of production costs of an episodic television series and production costs of films is removed;

•
Entities are required to test films and license agreements for program material for impairment at a film group level when the film or license agreements are predominantly monetized with other films and license agreements;

•	Entities shall assess estimates of the use of a film in a film group and account for such changes prospectively; and

•	Cash outflows for the costs incurred to obtain rights for both produced and licensed content are required to be reported as operating cash outflows in the statement of cash flows.
The Company adopted ASU
2019-02
on January 1, 2020, using a prospective transition method. For the year ended December 31, 2020, cash outflows for the costs incurred to acquire licensed content copyrights are reported as operating cash outflows in our company’s consolidated statement of cash flows whereas they were reported as investing cash outflows prior to the adoption of ASU
2019-02.
There was no material impact to the consolidated balance sheet or consolidated statement of comprehensive income (loss). See our company’s updated accounting policies for Produced Content and Licensed Copyrights for further details.
Segment Reporting
As of December 31, 2018, 2019 and 2020, we had two reportable segments, Baidu Core and iQIYI. Baidu Core mainly provides search-based, feed-based, and other online marketing services, as well as products and services from our new AI initiatives. iQIYI is an online entertainment service provider that offers original, professionally produced and partner-generated content on its platform. In early April 2018, iQIYI completed its initial public offering (IPO) on the Nasdaq Global Market.
Our chief executive officer, who has been identified as the chief operating decision marker, (“CODM”), reviews the operating results of Baidu Core and iQIYI, to allocate resources and assess our performance. Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC Topic 280, Segment Reporting.
Revenue Recognition
We adopted ASU
No. 2014-09,
Revenue from Contracts with Customers (Topic 606) (“ASU
2014-09”),
codified in ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) from January 1, 2018, using the modified retrospective method.
Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Revenue is recorded net of valued added taxes (“VAT”).

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
Baidu Union is a program through which we expand distribution of its customers’ sponsored links or advertisements by leveraging the traffic of Baidu Union partners’ online properties. We acquire traffic from Baidu Union partners and we are responsible for service fulfillment, pricing and bearing inventory risks. The services which we provide to customers through Baidu Union partners’ online properties include CPC, other performance-based online marketing services and online display advertising services. These services are provided in the same way to our customers as those through Baidu’s own platforms or properties. As principal, we recognize revenue from Baidu Union on a gross basis. Payments made to Baidu Union partners are recorded as traffic acquisition costs, which are included in “Cost of revenues” in the consolidated statements of comprehensive income (loss).
Certain online marketing services customers are required to pay a deposit before using our services. Once their account balance falls below a designated amount, they will receive an automated notice from us to replenish their accounts. Customer deposit is deducted and revenue is recognized when a user clicks on the customer’s link in the search result or when other performance criteria other than CPC have been satisfied. We offer payment terms to certain customers based on their credit history with us and other credit factors. We may also offer payment terms to certain agencies, as is common in the industry.

(4)	Collection
Certain customers of online marketing services are required to pay a deposit before using our services and are sent automated reminders to replenish their accounts when the balance falls below a designated amount. The deposits received are recorded as “Customer deposits and deferred revenue” on the consolidated balance sheets. The amounts due to us are deducted from the deposited amounts when users click on the paid sponsored links in the search results or other performance criteria have been satisfied. In addition, we offer payment terms to some customers based on their historical marketing placements and credibility. We also offer longer payment terms to certain online payment agencies, consistent with industry practice.
Payment terms and conditions vary by customer and are based on the billing schedule established in our contracts or purchase orders with customers, but we generally provide credit terms to customers within one year; therefore, we have determined that our contracts do not include a significant financing component.

(5)	Sales incentives
We provide sales incentives to third-party agents that entitle them to receive price reduction on the online marketing services by meeting certain cumulative consumption requirements. We account for these incentives granted to customers as variable consideration and net them against revenue. Amounts of variable consideration is measured based on the most likely amount of incentives to be provided to customers.

(6)	Membership services
We offer membership services to subscribing members with various privileges, which primarily include access to exclusive and ad-free
streaming of premium content 1080P/4K high definition video, Dolby Audio, and accelerated downloads and others, or personal cloud services, in exchange for non-refundable
upfront membership fees. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as “Customer deposits and deferred revenue” and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from subscribing members for on-demand
content purchases and early access to premium content. We are the principal in its relationships where partners, including consumer electronics manufacturers (TVs and cell phones), mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as we retain control over its service delivery to its subscribing members. Typically, payments made to the partners, are recorded as “Cost of revenues”. For the sale of the right to other membership services through strategic cooperation with other parties, we recognize revenue on a net basis when we do not control the specified services before they are transferred to the customer.

(7)	Content distribution
We generate revenues from
sub-licensing
content licensed from vendors for cash or through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements we enter into with the vendors have a specified license period and provide us rights to sub-license
these contents to other parties. We enter into a
non-exclusive
sub-license
agreement with a
sub-licensee
for a period that falls within the original exclusive license period. For cash sub-licensing
transactions, we are entitled to receive the
sub-license
fee under the
sub-licensing
arrangements and do not have any future obligation once we have provided the underlying content to the sub-licensee
(which is provided at or before the beginning of the
sub-license
period). The
sub-licensing
of content represents a license of functional intellectual property that grants a right to use our licensed copyrights, and is recognized at the point in time when the licensed copyright is made available for the customer’s use and benefit.
We also enter into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provide rights for each party to broadcast the licensed copyrights received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. We account for these nonmonetary exchanges based on the fair value of the asset received. Barter sublicensing revenue are recognized in accordance with the same revenue recognition criteria above. We estimate the fair value of the licensed copyrights received using a market approach based on various factors, including the purchase price of similar non-exclusive
and/or exclusive contents, broadcasting schedule, cast and crew, theme, and box office. The transaction price of barter sublicensing revenues is calculated on the individual content asset basis. For a significant barter sublicensing transaction, our company further reviews the fair value by analyzing against the cost of the licensed copyrights bartered out and/or engages a third-party valuation firm to assess the reasonableness of its fair value. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright.

(8)	Financial services
Before the divestiture of Du Xiaoman in August 2018, we offer financial services which include provision of installment payment services to consumers and wealth management services to third-party investors. Interest income earned from provision of financial services is reported as “Other revenues” and reported on a net basis after deduction of related interest costs incurred.

(9)	Cloud services
We provide public cloud services, which include computing database, storage and other services to enterprise and personal customers and allow customers to use hosted software over the contract period without taking possession of the software, generally on either a subscription or consumption basis. We also provide proprietary cloud services and solutions which mainly include hardware, software licensing and software installation service. Revenue related to cloud services provided on a subscription basis is recognized ratably over the contract period. Revenue related to cloud services provided on a consumption basis, such as the amount of storage used in a period, is recognized based on the customer utilization of such resources.
Cloud service revenue is recognized over time if one of the following three criteria is met: (i) the customer simultaneously receives and consumes the benefits as we perform; (ii) our performance creates or enhances an asset that the customer controls as the asset is created or enhanced; (iii) the asset delivered has no alternative use and we have an enforceable right to payment for performance completed to date. Otherwise, revenue is recognized at a point in time only upon customer acceptance of the cloud services.

(10)	Sales of hardware
We sell hardware products via third-party agents or directly to end customers. Revenue from the sales of hardware is recognized when control of the goods is transferred to customers, which generally occurs when the products are delivered and accepted by our customers. Revenue is recorded net of sales incentives and return allowance.

(11)	Other revenue recognition related policies
For arrangements that include multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and displayed at different times and proprietary cloud services which mainly include hardware, software licensing and software installation service, we would evaluate all of the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price at contract inception. We generally determine standalone selling prices based on the prices charged to customers on a standalone basis or estimates it using an expected cost plus margin approach. If a promised good or service does not meet the criteria to be considered distinct, it is combined with other promised goods or services until a distinct bundle of goods or services exists.
Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services customers are required to pay before the services are delivered to the customer. When either party to a revenue contract has performed, we recognize a contract asset or a contract liability on the consolidated balance sheet, depending on the relationship between the entity’s performance and the customer’s payment. Contract liabilities were mainly related to fees for membership services to be provided over the membership period, which were presented as “Customer deposits and deferred revenue” on the consolidated balance sheets. Contract assets mainly represent unbilled amounts related to our rights to consideration for advertising services and cloud services delivered and were included in “Other current assets, net” on the consolidated balance sheets.
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
Forfeitures are estimated based on historical experience and are periodically reviewed. Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modified awards”). The compensation costs associated with the modified awards are recognized if either the original vesting condition or the new vesting condition is achieved. Total recognized compensation cost for the awards is at least equal to the fair value of the awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modified award, we recognize share-based compensation over the vesting periods of the replacement award, which comprises (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term, and (ii) any unrecognized compensation cost of the original award, using either the original term or the new term, whichever results in higher expenses for each reporting period.
We adopted ASU
No. 2018-07,
Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to simplify the accounting for share-based payments to nonemployees
(“ASU
2018-07”)
on January 1, 2019 using the modified retrospective method. Subsequent to the adoption, our company measures equity-classified nonemployee awards using their fair value on grant date.
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
Deferred income taxes are recognized on the undistributed earnings of subsidiaries, which are presumed to be transferred to the parent company and are subject to withholding taxes, unless there is sufficient evidence to show that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free
liquidation.
We apply the provisions of ASC Topic 740,
Income Taxes
, (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We have elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income (loss).
Long-term investments
Our long-term investments consist of equity investments with readily determinable fair value, equity method investments, held-to-maturity
debt investments,
available-for-sale
debt investments, equity investments without readily determinable fair value, and other investments accounted for at fair value.

We adopted ASU No. 2016-01,
Recognition and Measurement of Financial Assets and Financial Liabilities
(“ASU 2016-01”), codified in ASC Topic 321,
Investments—Equity Securities
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
(“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by our company, and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in “Others, net” in the consolidated statements of comprehensive income (loss).
For equity investments measured at fair value with changes in fair value recorded in earnings, we do not assess whether those securities are impaired. For equity investments that we elect to use the measurement alternative, we make a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value.
Investments in entities in which we can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323,
Investments-Equity Method and Joint Ventures
(“ASC 323”). Under the equity method, we initially record its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. We subsequently adjust the carrying amount of its investment to recognize our proportionate share of each equity investee’s net income or loss into earnings. We will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When we have other investments in the equity-method investee and we are not required to advance additional funds to the investee, we would continue to report its share of equity method losses in its statement of comprehensive (loss)income after our equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of our other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference. We adopted a one-quarter
lag in reporting for its share of equity income (loss) in all of its equity method investees.
We evaluate the equity method investments for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by us when determining whether an investment has been other-than-temporarily-impaired, includes, but are not limited to, the length of the time and the extent to which the market value has been less than cost, the financial performance and near-term prospect of the investee, and our intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary and is allocated to the individual net assets underlying equity method investments in the following order: 1) reduce any equity method goodwill to zero; 2) reduce the individual basis differences related to the investee’s long-lived assets pro rata based on their amounts relative to the overall basis difference at the impairment date and 3) reduce the individual basis difference of the investee’s remaining assets in a systematic and rational manner.
In accordance with ASC Subtopic
946-320,
Financial Services—Investment Companies, Investments—Debt and Equity Securities
, we account for long-term equity investments in unlisted companies held by consolidated investment companies at fair value. These investments were initially recorded at their transaction price net of transaction costs, if any. Fair value of these investments are re-measured
at each reporting date in accordance with ASC 820.
Available-for-sale
debt investments are convertible debt instruments issued by private companies and investment in preferred shares that is redeemable at our option, which are measured at fair value. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive income (loss).
Licensed Copyrights, net
Licensed copyrights consist of professionally-produced content such as films, television series, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by us in accordance with the conditions of the license agreement and the content is available for its first showing on our websites. Licensed copyrights are presented on the consolidated balance sheets as current and non-current,
based on estimated time of usage.
Our licensed copyrights include the right to broadcast and in some instances, the right to sublicense. The broadcasting right, refers to the right to broadcast the content on its own websites and the sublicensing right, refers to the right to sublicense the underlying content to external parties. When licensed copyrights include both broadcasting and sublicensing rights, the content costs are allocated to these two rights upon initial recognition, based on the relative proportion of the estimated total revenues that will be generated by each right over its estimated useful lives.
For the right to broadcast the contents on its own websites that generates online advertising and membership services revenues, based on factors including historical and estimated future viewership patterns, the content costs are amortized using an accelerated method by content categories over the shorter of each content’s contractual period or estimated useful lives within ten years, beginning with the month of first availability. Content categories accounting for most of our content include newly released drama series, newly released movies, animations, library drama series and library movies. Estimates of future viewership consumption patterns and economic useful lives are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization patterns are accounted for as a change in accounting estimate prospectively in accordance with ASC Topic 250,
Accounting Changes
and Error
Corrections
(“ASC 250”).
For the right to sublicense the content to external parties that generates direct content distribution revenues, the content costs are amortized based on its estimated usage pattern and recorded as cost of revenues
.
Produced Content, net
We produce original content
in-house
and collaborates with external parties. Produced content primarily consists of films, episodic series, variety shows and animations. The costs incurred in the physical production of original content includes direct production costs, production overhead and acquisition costs. Production costs for original content that are predominantly monetized in a film group are capitalized and reported separately as non-current
assets with caption of “Produced content, net” on the consolidated balance sheets. Production costs for original content predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenues expected to be earned (“ultimate revenue”), otherwise, they are expensed as cost of revenues. Ultimate revenue estimates include revenue expected to be earned from all sources, including exhibition, licensing, or exploitation of produced content if we have demonstrated a history of earning such revenue. We estimate ultimate revenue to be earned during the economic useful lives of produced content based on anticipated release patterns and historical results of similar produced content, which are identified based on various factors, including cast and crew, target audience and popularity. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred.
Based on factors including historical and estimated future viewership consumption patterns, we amortize film costs for produced content that is predominantly monetized in a film group. For produced content that is monetized on its own, we consider historical and estimated usage patterns to determine the pattern of amortization for film costs. Based on the estimated patterns, we amortize produced content using an accelerated method over its estimated useful lives within ten years, beginning with the month of first availability and such costs are included in “Cost of revenues” in the consolidated statement of comprehensive income(loss).
Impairment of licensed copyrights and produced content
Our business model is mainly subscription and advertising based, as such the majority of our content assets (licensed copyrights and produced content) are predominantly monetized with other content assets, whereas a smaller portion of our content assets are predominantly monetized at a specific title level such as variety shows and investments in a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Because the identifiable cash flows related to content launched on our Mainland China platform are largely independent of the cash flows of other content launched on our overseas platform, we have identified two separate film groups. We review our film groups and individual content for impairment when there are events or changes in circumstances that indicate the fair value of a film group or individual content may be less than its unamortized costs. Examples of such events or changes in circumstances include, a significant adverse change in technological, regulatory, legal, economic, or social factors, that could affect the fair value of the film group or the public’s perception of a film or the availability of a film for future showings, a significant decrease in the number of subscribers or forecasted subscribers, or the loss of a major third-party agent, a change in the predominant monetization strategy of a film that is currently monetized on its own, actual costs substantially in excess of budgeted costs, substantial delays in completion or release schedules, or actual performance subsequent to release failing to meet expectations set before release such as a significant decrease in the amount of ultimate revenue expected to be recognized.
When such events or changes in circumstances are identified, we assess whether the fair value of an individual content (or film group) is less than its unamortized film costs, determines the fair value of an individual content (or film group) and recognizes an impairment charge for the amount by which the unamortized capitalized costs exceed the individual content’s (or film group’s) fair value. We mainly use an income approach to determine the fair value of an individual content or film group, for which the most significant inputs include forecasted future revenues, costs and operating expenses attributable to the film group and the discount rate. An impairment loss attributable to a film group is allocated to individual licensed copyrights and produced content within the film group on a pro rata basis using the relative carrying values of those assets as we cannot estimate the fair value of individual contents in the film group without undue cost and effort.
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
The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates and the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.

B.	Liquidity and Capital Resources
As of December 31, 2020, we had RMB162.9 billion (US$25.0 billion) of cash, cash equivalents, restricted cash and short-term investments. Our cash and cash equivalents consist of cash on hand and investments in interest bearing demand deposit accounts, time deposits, money market funds and other liquid investments which have original maturities of three months or less. The short-term investments primarily consist of fixed-rate and adjustable-rate debt investments with original maturity of less than one year. We believe that our current cash, cash equivalents, restricted cash and short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital, capital expenditures and debt repayment, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue, and we may incur additional indebtedness (such as loans, convertible senior notes and notes payable) in the future.
Furthermore, cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to their parent companies outside of China or our company, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” As of December 31, 2020, our PRC subsidiaries and consolidated affiliated entities held RMB134.1 billion (US$20.6 billion) of cash, cash equivalents, restricted cash, and short-term investments, RMB875 million (US$134 million) of which were in the form of foreign currencies.
The total outstanding balance of our short-term loans as of December 31, 2019 and 2020 amounted to RMB2.6 billion and RMB3.0 billion (US$462 million) respectively, which consisted of RMB denominated borrowings made by our subsidiaries from financial institutions in the PRC and were repayable within one year.
The repayment of substantially all short-term loans is guaranteed by the subsidiaries and VIEs of iQIYI and either collateralized by an office building of one of iQIYI’s VIEs or collateralized by restricted cash or other receivables. As of December 31, 2019 and 2020, the weighted average interest rates for the outstanding borrowings were 4.05% and 4.30%, respectively and the aggregate amounts of unused lines of credit for short-term loans were RMB1.6 billion and RMB840 million (US$129 million), respectively.
We have entered into the following long-term loan transactions with commercial banks:

•
In June 2016, we entered into a five-year term and revolving facility agreement with a group of 21 syndicated bankers, pursuant to which we are entitled to borrow an unsecured US$ denominated floating rate loan of US$1.0 billion with a term of five years and to borrow an unsecured US$ denominated revolving loan of US$1.0 billion for five years. The facility was priced at 110 basis points over LIBOR and is intended for our general working capital. In June 2016, we drew down two tranches of US$250 million each under the facility commitment. In November 2016, we drew down two tranches of US$250 million each under the facility commitment. In connection with the facility agreements, we entered into four interest rate swap agreements, pursuant to which the loans would be settled with a fixed annual interest rate of 2.11%, 2.10%, 2.78% and 2.78% respectively, during the respective term of the loans.

•
iQIYI has other bank borrowings of RMB909 million (US$139 million) as of December 31, 2020, primarily used for working capital purposes, see note 12 to our audited consolidated financial statements included elsewhere in this annual report for further information.

•
In February 2021, we entered into a
non-binding
term sheet for a term and revolving facility with a group of five mandated lead arrangers, bookrunners and underwriters, pursuant to which we are entitled to borrow an unsecured US$ denominated floating rate term loan of US$1.5 billion with a term of 5 years and to borrow an unsecured US$ denominated revolving loan of US$1.5 billion for 5 years. The facility is intended to finance the general corporate purposes and pay all transaction related fees and expenses.

We have conducted the following rounds of debt securities issuances, which remain outstanding as of the date of this annual report:

•
In November 2012, we issued US$750 million senior unsecured notes due in 2017, with stated annual interest rates of 2.25%, and US$750 million senior unsecured notes due in 2022 (“2022
Ten-year
Notes”), with stated annual interest rates of 3.50%. The net proceeds from the sale of the notes were used for general corporate purposes. In November 2017, notes with carrying value of US$750 million were fully repaid when they became due. As of December 31, 2020, the total carrying value and estimated fair value of these notes were US$750 million and US$786 million, respectively. The estimated fair value was based on quoted prices for our publicly-traded debt securities as of December 31, 2020. We are not subject to any financial covenants or other significant restrictions under the notes. In 2020, we paid an aggregate of US$26 million in interest payments related to these notes.

•
In June 2015, we issued an aggregate of US$750 million senior unsecured notes due in 2020 (“2020 Notes”), with stated annual interest rate of 3.00%, and an aggregate of US$500 million senior unsecured notes due in 2025 (“2025
Ten-year
Notes”), with stated annual interest rate of 4.13%. The net proceeds from the sale of the notes were used for general corporate purposes. In June 2020, notes with carrying value of US$750 million were fully repaid when they became due. As of December 31, 2020, the total carrying value and estimated fair value were US$500 million and US$559 million, respectively, with respect to the 2025
Ten-year
Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2020. We are not subject to any financial covenants or other significant restrictions under the notes. In 2020, we paid an aggregate of US$32 million in interest payments related to these notes.

•	In July 2017, we issued an aggregate of US$900 million senior unsecured notes due in 2022 (“2022 Five-year Notes”), with stated annual interest rate of 2.88%, and an aggregate of US$600 million senior unsecured notes due in 2027 (“2027 Notes”), with stated annual interest rate of 3.63%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2020, the total carrying value and estimated fair value were US$900 million and US$926 million, respectively, with respect to the 2022 Five-year Notes, and US$600 million and US$663 million, respectively, with respect to the 2027 Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2020. We are not subject to any financial covenants or other significant restrictions under the notes. In 2020, we paid an aggregate of US$48 million in interest payments related to these notes.

•
In March 2018, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2023 (“2023 Notes”), with stated annual interest rate of 3.88%, and an aggregate of US$500 million senior unsecured notes due in 2028 (“2028 March Notes”), with stated annual interest rate of 4.38%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2020, the total carrying value and estimated fair value were US$1.0 billion and US$1.1 billion, respectively, with respect to the 2023 Notes, and US$500 million and US$576 million, respectively, with respect to the 2028 March Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2020. We are not subject to any financial covenants or other significant restrictions under the notes. In 2020, we paid an aggregate of US$61 million in interest payments related to these notes.

•
In November 2018, we issued an aggregate of US$600 million senior unsecured notes due in 2024 (“2024 November Notes”), with stated annual interest rate of 4.38%, and an aggregate of US$400 million senior unsecured notes due in 2028 (“2028 November Notes”), with stated annual interest rate of 4.88%. In December 2018, we issued an aggregate of US$250 million senior unsecured notes due in 2024 (“2024 December Notes”), with stated annual interest rate of 4.38%, which constitute a further issuance of, and be fungible with and be consolidated and form a single series with the 2024 November Notes. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2020, the total carrying value and estimated fair value were US$600 million and US$659 million, respectively, with respect to the 2024 November Notes, US$400 million and US$480 million, respectively, with respect to the 2028 November Notes, and US$250 million and US$275 million, respectively, with respect to the 2024 December Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2020. We are not subject to any financial covenants or other significant restrictions under the notes. In 2020, we paid an aggregate of US$57 million in interest payments related to these notes.

•
In April 2020, we issued an aggregate of US$600 million senior unsecured notes due in 2025 (“2025 Five-year Notes”), with stated annual interest rate of 3.075%, and an aggregate of US$400 million senior unsecured notes due in 2030 (“2030 April Notes”), with stated annual interest rate of 3.425%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2020, the total carrying value and estimated fair value were US$600 million and US$642 million, respectively, with respect to the 2025 Five-Year Notes, US$400 million and US$444 million, respectively, with respect to the 2030 April Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2020. We are not subject to any financial covenants or other significant restrictions under the notes.

•
In October 2020, we issued an aggregate of US$650 million senior unsecured notes due in 2026 (“2026 Notes”), with stated annual interest rate of 1.720%, and an aggregate of US$300 million senior unsecured notes due in 2030 (“2030 October Notes”), with stated annual interest rate of 2.375%. The net proceeds from the sale of the notes are to be used to repay existing indebtedness. As of December 31, 2020, the total carrying value and estimated fair value were US$650 million and US$663 million, respectively, with respect to the 2026 Notes, and US$300 million and US$307 million, respectively, with respect to the 2030 October Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2020. We are not subject to any financial covenants or other significant restrictions under the notes.
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

Concurrently with the issuance of the iQIYI 2023 Convertible Notes, iQIYI purchased capped call options on iQIYI’s ADS with certain counterparties at a price of US$68 million. The capped call exercise price is equal to the initial conversion price of the iQIYI 2023 Convertible Notes and the cap price is US$38.42 per ADS, subject to certain adjustments under the terms of the capped call transaction. The cost of the capped call was recorded as a reduction of our additional paid-in
capital and
non-controlling
interests on the consolidated balance sheets with no subsequent remeasurement to fair value.
As the conversion option may be settled entirely or partially in cash at iQIYI’s option, we separated the iQIYI 2023 Convertible Notes into liability and equity components in accordance with ASC Subtopic
470-20,
Debt with Conversion and Other Options
. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as additional paid-in
capital. Debt issuance costs were allocated to the liability and equity components based on the same proportion as the recognized amounts bifurcated based on gross proceeds from the iQIYI 2023 Convertible Notes. The difference between the principal amount of the iQIYI 2023 Convertible Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 7.04% to accrete the discounted carrying value of the iQIYI 2023 Convertible Notes to its face value on December 1, 2021, the put date of the iQIYI 2023 Convertible Notes. The holders may require iQIYI to repurchase all or portion of the iQIYI 2023 Convertible Notes for cash on December 1, 2021, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

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

Concurrently with the issuance of the iQIYI 2025 Convertible Notes, iQIYI purchased call options on iQIYI’s ADS with certain counterparties at a price of US$85 million. The capped call exercise price is equal to the initial conversion price of the iQIYI 2025 Convertible Notes and the cap price is US$40.02 per ADS, subject to certain adjustments under the terms of the capped call transaction. The cost of the capped call was recorded as a reduction of our additional paid-in
capital and
non-controlling
interests on the consolidated balance sheets with no subsequent remeasurement to fair value.

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

•
In January 2021, iQIYI completed the issuance of US$900 million convertible senior notes due 2026 (“iQIYI 2026 Convertible Notes”). The iQIYI 2026 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable semi-annually in cash at a rate of 4.00% per annum with a maturity date of December 15, 2026, unless previously repurchased, redeemed or converted prior to such date. The initial conversion rate of the iQIYI 2026 Convertible Notes is 44.8179 ADSs of iQIYI per US$1,000 principal amount of the iQIYI 2026 Convertible Notes. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, iQIYI ADSs, or a combination of cash and iQIYI ADSs, at its election.

The iQIYI 2023 Convertible Notes, the iQIYI 2025 Convertible Notes and the iQIYI 2026 Convertible Notes are collectively referred to the Convertible Notes. As of December 31, 2019 and 2020, the principal amount of the liability component of the Convertible Notes were RMB13.6 billion and RMB18.0 billion (US$2.8 billion), unamortized debt discount was RMB1.3 billion and RMB1.3 billion (US$195 million), and the net carrying amount of the liability component were RMB12.3 billion and RMB16.7 billion (US$2.6 billion), respectively. The carrying amount of the equity component of the Convertible Notes were RMB1.3 billion and RMB1.7 billion (US$267 million), respectively. For the years ended December 31, 2018, 2019 and 2020, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the liability component were RMB24 million, RMB670 million and RMB799 million (US$123 million), respectively. As of December 31, 2020, the liability component of the iQIYI 2023 Convertible Notes, the iQIYI 2025 Convertible Notes and the iQIYI 2026 Convertible Notes will be accreted up to the principal amount of RMB4.9 billion (US$750 million), RMB7.8 billion (US$1.2 billion) and RMB5.2 billion (US$800 million) over a remaining period of 0.92 years, 2.25 years and 3.59 years, respectively.
We may use the net proceeds from our issuance and sale of the notes to fund the operations of our PRC subsidiaries by making additional capital contributions to our existing PRC subsidiaries, injecting capital to establish new PRC subsidiaries and/or providing loans to our PRC subsidiaries. Such transfer of funds from Baidu, Inc. or any of our offshore subsidiaries to our PRC subsidiaries is subject to the PRC regulatory restrictions and procedures: (i) capital increase of the existing PRC subsidiaries and establishment of new PRC subsidiaries must be registered with the local branch of SAMR and reported to the Ministry of Commerce via the online enterprise registration system, and registered with local banks authorized by SAFE; and (ii) loans to any of our PRC subsidiaries must not exceed the statutory limit and must be filed with SAFE. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries, consolidated affiliated entities or making additional capital contributions to our PRC subsidiaries, which could adversely affect our ability to fund and expand our business.”
As of December 31, 2019 and 2020, we had RMB51.9 billion and RMB55.8 billion (US$8.6 billion) in long-term loans and notes payables (including current portion of RMB6.0 billion and RMB7.4 billion (US$1.1 billion)), RMB12.3 billion and RMB16.7 billion (US$2.6 billion) in long-term convertible notes (including current portion of nil and RMB4.8 billion (US$728 million), and had RMB2.6 billion and RMB3.0 billion (US$462 million) in short-term loans, respectively. Our long-term loans and notes payable, long-term convertible notes and short-term loans include those of iQIYI hereinafter. As of December 31, 2019 and 2020, iQIYI had RMB1.6 billion and RMB909 million (US$139 million) in long-term loans payables (including current portion of RMB737 million and RMB909 million (US$139 million)), RMB12.3 billion and RMB16.7 billion (US$2.6 billion) in long-term convertible notes (including current portion of nil and RMB4.8 billion (US$728 million), and had RMB2.6 billion and RMB3.0 billion (US$455 million) in short-term loans, respectively.
Cash Flows
As of December 31, 2018, 2019 and 2020, we had RMB141.5 billion, RMB147.4 billion and RMB162.9 billion (US$25.0 billion) in cash, cash equivalents, restricted cash and short-term investments.
We entered into definitive agreements with JOYY Inc. (“JOYY”) and certain of its affiliates in November 2020 and made certain amendments in February 2021 to acquire JOYY’s domestic video-based entertainment live streaming business in China (“YY Live”) for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Approximately US$2.0 billion of the purchase price would be payable to JOYY at the closing of the acquisition, subject to certain adjustments. After the closing, subject to certain conditions and adjustments, approximately US$1.0 billion would be payable no later than the later of the closing and April 30, 2021, and approximately US$300 million would be payable no later than the later of the closing and June 30, 2021 and a maximum amount of US$300 million would be payable subject to the achievement of certain conditions. We have paid an aggregate of US$1.9 billion, after considering working capital adjustment of US$0.1 billion, to JOYY and its designated escrow account, and deposited an aggregate of US$1.6 billion into several escrow accounts, in accordance with the terms and schedule set forth in the share repurchase agreement, with certain customary matters remaining to be completed in the near future.
The following table sets forth a summary of our cash flows for the years indicated:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	35,967	28,458	24,200	3,709
Net cash used in investing activities	(34,460)	(19,974)	(27,552)	(4,223)
Net cash provided by (used in) financing activities	15,082	(3,873)	5,665	869
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,902	1	(212)	(32)

Net increase in cash, cash equivalents and restricted cash	18,491	4,612	2,101	323

Cash, cash equivalents and restricted cash at beginning of the year	11,336	29,827	34,439	5,278
Cash, cash equivalents and restricted cash at end of the year	29,827	34,439	36,540	5,601
Operating Activities
Net cash provided by operating activities decreased to RMB24.2 billion (US$3.7 billion) in 2020 from RMB28.5 billion in 2019. This decrease was primarily due to an addition of RMB10.5 billion (US$1.6 billion) in licensed copyrights resulting from reclassification of cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities due to the adoption of ASU
2019-02,
an increase of RMB9.7 billion (US$1.5 billion) in investment and interest income and a decrease of RMB7.8 billion (US$1.2 billion) in impairment of other assets, partially offset by an increase of RMB21.3 billion (US$3.3 billion) in net income.
Net cash generated from operating activities decreased to RMB28.5 billion in 2019 from RMB36.0 billion in 2018. This decrease was primarily due to a decrease of RMB24.9 billion in net income, partially offset by an increase of RMB9.5 billion in impairment of other assets and a decrease of RMB6.1 billion in gain on disposal of subsidiaries.
Investing Activities
Net cash used in investing activities was RMB27.6 billion (US$4.2 billion) in 2020, consisting primarily of RMB159.2 billion (US$24.4 billion) in purchase of held-to-maturity
investments, RMB133.0 billion (US$20.4 billion) in purchase of available-for-sale
investments, RMB134.3 billion (US$20.6 billion) in maturities of held-to-maturity

investments, RMB135.6 billion (US$20.8 billion) in sales and maturities of available-for-sale
investments, and RMB4.5 billion (US$685 million) in purchase of other long-term investments offset by RMB6.5 billion (US$1.0 billion) in proceeds from disposal of long-term investments.
Net cash used in investing activities was RMB20.0 billion in 2019, consisting primarily of RMB12.2 billion for acquisition of licensed copyrights, RMB6.4 billion for acquisition of fixed assets, RMB120.2 billion in purchase of held-to-maturity
investments, RMB218.2 billion in purchase of
available-for-sale
investments, offset by RMB46.6 billion in maturities of
held-to-maturity
investments and RMB291.2 billion in sales and maturities of
available-for-sale
investments, and RMB6.3 billion in purchase of other long-term investments offset by RMB7.5 billion in proceeds from disposal of long-term investments.
Net cash used in investing activities was RMB34.5 billion in 2018, consisting primarily of RMB13.1 billion for the acquisition of licensed copyrights, RMB27.6 billion in purchase of held-to-maturity
investments, RMB284.1 billion in purchase of
available-for-sale
investments and RMB9.9 billion in purchase of long-term investments, offset by RMB49.0 billion in maturities of held-to-maturity
investments and RMB239.9 billion in sales and maturities of
available-for
sale investments, and RMB10.8 billion in our net cash inflow relating to the financial services business we divested in 2018.
We have adopted ASU
2019-02
on January 1, 2020 which the FASB issued in March 2019, and report cash flows related to the acquisition of licensed copyrights as “operating activities” in the statement of cash flows, beginning with the period of adoption, as opposed to “investing activities.”
Financing Activities
Net cash provided by financing activities was RMB5.7 billion (US$869 million) in 2020, consisting primarily of RMB13.3 billion (US$2.0 billion) from our issuance of long-term notes, RMB5.2 billion (US$789 million) from the issuance by iQIYI of convertible notes, and RMB4.7 billion (US$715 million) from issuance of iQIYI’s shares, offset by RMB13.1 billion (US$2.0 billion) used to repurchase our shares and repayment of RMB5.4 billion (US$824 million) for long-term notes.
Net cash used in financing activities was RMB3.9 billion in 2019, consisting primarily of our repayment of RMB6.9 billion for long-term notes and RMB5.0 billion used to repurchase our shares, offset by RMB7.9 billion of net proceeds from the issuance by iQIYI of convertible notes.
Net cash generated from financing activities was RMB15.1 billion in 2018, consisting primarily of RMB18.1 billion of net proceeds from issuance of long-term notes and RMB15.7 billion of proceeds from issuance of shares by our subsidiaries, which was primarily due to the initial public offering of iQIYI’s ADSs in 2018, offset by net cash outflow of RMB21.3 billion relating to the financial services business we divested in 2018.
Capital Expenditures
We made capital expenditures of RMB8.8 billion, RMB6.4 billion and RMB5.1 billion (US$779 million) in 2018, 2019 and 2020, representing 9%, 6% and 5% of our total revenues, respectively. In the years of 2018, 2019 and 2020, our capital expenditures were primarily attributable to the purchase of servers, network equipment and other computer hardware to increase our network infrastructure capacity. We funded our capital expenditures primarily with net cash flows generated from operating activities.
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
Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid-up
capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated affiliated entities in which we have no legal ownership, totaling RMB25.7 billion, RMB40.8 billion and RMB45.0 billion (US$6.9 billion) as of December 31, 2018, 2019 and 2020, respectively.

C.	Research and Development
We have a team of experienced engineers who are based mostly in Beijing, Shanghai and Shenzhen, China. We also have development centers in Sunnyvale, California and Seattle, Washington. We compete aggressively for engineering and recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We have also recruited experienced engineers globally.
In the years ended December 31, 2018, 2019 and 2020, our research and development expenditures were RMB15.8 billion, RMB18.3 billion and RMB19.5 billion (US$3.0 billion), representing 15%, 17% and 18% of our total revenues, respectively. Our research and development expenses primarily consist of salaries and benefits for research and development personnel. We expense research and development costs as they are incurred, except for certain internal-use
software.

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Contractual Obligations
The following table sets forth our contractual obligations by specified categories as of December 31, 2020:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In RMB millions)
Long-term debt obligations (1)	84,842	9,807	26,366	22,953	25,716
Operating lease obligations (2)	7,839	2,430	3,289	1,496	624
Purchase obligations for fixed assets	754	729	13	5	7
Purchase obligations for bandwidth and property management fees	1,373	742	458	126	47
Purchase obligations for content assets (3)	21,771	10,480	9,660	1,631	—
Investment commitment obligations (4)	1,454	NA	NA	NA	NA

Total	118,033	24,188	39,786	26,211	26,394

(1)
Including estimated interest payments of RMB10.9 billion in total (RMB2.4 billion, RMB4.2 billion, RMB2.4 billion and RMB1.9 billion over the periods of less than one year, one to three years, three to five years and more than five years from December 31, 2020, respectively). Please see “Loans Payable” under Note 12, “Notes Payable” under Note 13 and “Convertible Notes” under Note 14 to our audited consolidated financial statements.

(2)
Operating lease obligations represent our obligations for leasing internet data center facilities and office premises, which include all future cash outflows under ASC Topic 842,
Leases
. Please see “Leases” under Note 15 to our audited consolidated financial statements.

(3)	Purchase obligations for content assets consist primarily of expenditures for content assets under non-cancelable agreements for licensed copyrights and produced content.
(4)	Our investment commitments primarily relate to capital contributions obligation under certain arrangements which do not have contractual maturity date.
Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, operating lease obligations, purchase obligations, investment commitment obligations or other long-term liabilities reflected on our consolidated balance sheet.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Robin Yanhong Li	52	Chairman of the Board of Directors and Chief Executive Officer
James Ding	55	Independent Director
Brent Callinicos	55	Independent Director
Yuanqing Yang	56	Independent Director
Jixun Foo	52	Independent Director
Herman Yu	50	Chief Financial Officer
Haifeng Wang	49	Chief Technology Officer
Dou Shen	41	Executive Vice President
Shanshan Cui	45	Senior Vice President
Victor Zhixiang Liang	47	Senior Vice President*

*	Subsequent to the end of the fiscal year ended December 31, 2020, we determined that Mr. Liang, holding the position of senior vice president, is an executive officer of our company.
Robin Yanhong Li
is our
co-founder,
chief executive officer and chairman of our Board of Directors, overseeing our overall strategy and business operations. Mr. Li has been serving as the chairman since our inception in January 2000 and as our chief executive officer since February 2004. Mr. Li served as our president from February 2000 to December 2003. Prior to founding our company, Mr. Li worked as an engineer for Infoseek, a pioneer in the search industry, and as a senior consultant for IDD Information Services. Mr. Li currently serves on the board of New Oriental Education & Technology Group Inc., a private educational services provider in China (NYSE: EDU; SEHK: 9901), Trip.com, an online travel agency in China (Nasdaq: TCOM) and iQIYI (Nasdaq: IQ). Mr. Li received a bachelor’s degree in information science from Peking University and a master’s degree in computer science from the State University of New York at Buffalo.
James Ding
has served as our independent director since our initial public offering in August 2005. Mr. Ding brings a deep understanding of the internet and artificial intelligence industry, which is relevant to and continuously supported the growth and evolution of our principal business since his appointment. He also brings extensive experience as a high tech entrepreneur and chief executive officer of a Nasdaq-listed company. Mr. Ding is a valuable member of the Company’s board of directors and continues to make important contribution to our company. He is also a member of our audit committee and corporate governance and nominating committee, and the chairman of our compensation committee. Mr. Ding is currently a managing director of GSR Ventures, which focuses on early stage companies in the artificial intelligence, big data, information technology related healthcare, virtual reality/augmented reality and new media sectors. Prior to that, Mr. Ding served as a co-chairman
of the board of directors of AsiaInfo-Linkage Inc., a former Nasdaq-listed company, from July 2010 to January 2014. Mr. Ding also served as the chairman of the board of AsiaInfo from April 2003 to July 2010, and has served as a member of the board since AsiaInfo’s inception in 1993. Mr. Ding served as the chief executive officer and president of AsiaInfo from 1999 to 2003 and as senior vice president and chief technology officer of AsiaInfo from 1993 to 1999. Mr. Ding currently serves as director of the board of AsiaInfo (which is currently listed on the Hong Kong Stock Exchange as AsiaInfo Technologies Limited with stock code 1675). Mr. Ding received a master’s degree in information science from the University of California, Los Angeles and a bachelor’s degree in chemistry from Peking University in China.
Brent Callinicos
has served as our independent director since October 2015, and as the chairman of our audit committee since April 2016. Mr. Callinicos served as the chief operating officer and the chief financial officer of Virgin Hyperloop One from January 2017 to January 2018. Prior to that, Mr. Callinicos served as the chief financial officer of Uber Technologies Inc. from September 2013 to March 2015, and then as an advisor for 18 additional months. Prior to joining Uber, he worked at Google from January 2007 to September 2013, where he last served as vice president, treasurer and chief accountant. He also led green energy investments and financial services at Google Inc. From 1992 to 2007, he served in a variety of increasingly senior roles at Microsoft Corporation, where he last served as corporate vice-president and divisional chief financial officer of the Platforms and Services Division, and oversaw Microsoft’s Worldwide Licensing and Pricing and Microsoft Financing. He currently serves on the board of directors of PVH Corp. (NYSE: PVH), and Rubicon, a private company. Mr. Callinicos is a certified public accountant. Mr. Callinicos received a bachelor’s degree from the University of North Carolina at Chapel Hill and an M.B.A. degree from the Kenan-Flagler School of Business at Chapel Hill.
Yuanqing Yang
has served as our independent director since October 2015. Mr. Yang is currently the chairman and chief executive officer of Lenovo Group Limited (SEHK: 992), a director of Sureinvest Holdings Limited and Taikang Insurance Group. He also serves as a member of the International Advisory Council of the Brookings Institution. Mr. Yang joined Lenovo in 1989 and has led the company from the initial China-based PC maker to a diversified global technology leader. In 2011, FinanceAsia named Mr. Yang the Best CEO in China. In 2004 and 2012, Mr. Yang was named one of the “CCTV China Annual Economic Figures.” He was on Barron’s list of Best CEOs in 2013, 2014 and 2015. In 2014, Mr. Yang won an Edison Achievement Award for Innovation. Mr. Yang holds a master’s degree in computer science from the University of Science and Technology of China and a bachelor’s degree in computer science and engineering from Shanghai Jiao Tong University.
Jixun Foo
has served as our independent director since July 2019. Mr. Foo has served as managing partner at GGV Capital since 2006, working with entrepreneurs in the travel, transportation, social media, e-commerce and enterprise services sectors in China. Prior to joining GGV Capital, Mr. Foo was a director at Draper Fisher Jurvetson ePlanet Ventures, where he led investments in Asia. Mr. Foo also previously led investments under the finance and investment division of the National Science and Technology Board of Singapore and served as an R&D project group leader at Hewlett Packard. Mr. Foo currently serves on the board of XPeng Inc. (NYSE: XPEV) and on the boards of a number of private companies, including Hello and Boss Zhipin. Mr. Foo received a First-Class Honors bachelor’s degree in engineering and a master’s degree in the management of technology from the National University of Singapore.
Herman Yu
has served as our chief financial officer since September 2017, overseeing our finance and purchasing functions. Prior to joining Baidu, Mr. Yu served as the chief financial officer of Weibo Corporation, a social media company (Nasdaq: WB) from 2015 to 2017. Prior to Weibo, Mr. Yu worked at SINA Corporation, a portal (Nasdaq: SINA) from 2004 to 2015, beginning as a Vice President, Finance, and in 2006 became the chief financial officer. Mr. Yu currently serves on the board of directors of ZTO Express Inc., an express delivery company (NYSE: ZTO; SEHK: 2057), and iQIYI (Nasdaq: IQ). Mr. Yu, a California Certified Public Accountant, received his bachelor’s degree in economics from the University of California, Santa Cruz, and master in accountancy (MAcc) from the University of Southern California.
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
Dou Shen
has served as executive vice president since May 2019. Previously, Dr. Shen served as senior vice president of Baidu’s mobile products, overseeing the development of Baidu App, Haokan short video app and Smart Mini Program. Dr. Shen joined Baidu in 2012 and has served in various management roles, including web search, display advertising and the financial services group. Prior to Baidu, Dr. Shen worked in the adCenter group at Microsoft and sold Buzzlabs, a social media monitoring and analysis platform company that he co-founded,
to
IAC-owned
CityGrid Media. Dr. Shen currently serves on the board of directors of Trip.com, an online travel agency in China (Nasdaq: TCOM). Dr. Shen received a bachelor’s degree in engineering from North China Electric Power University, a master’s degree in engineering from Tsinghua University, and a Ph.D. in computer science from the Hong Kong University of Science and Technology.
Shanshan Cui
currently serves as our senior vice president in charge of human resources and administrative functions since May 2019. Ms. Cui joined us in January 2000 overseeing the search technology group, and is a founding member of the company. Ms. Cui left Baidu in July 2010 to pursue personal interests and rejoined Baidu in December 2017, initially serving as Secretary General to our Organizational Culture Committee. In this capacity, Ms. Cui oversaw employee culture and organization effectiveness, implementing initiatives, such as OKR (objectives & key results) management, throughout the company. Ms. Cui received a bachelor’s degree in computer science from Beijing Institute of Technology and a master’s degree in computer science from the University of Chinese Academy of Sciences.
Mr.
 Victor Zhixiang Liang
joined Baidu in June 2005, and became senior vice president and general counsel in June 2011. Mr. Liang leads our legal and government relations functions. Mr. Liang also served as an executive assistant to the CEO from January 2013 to February 2018. Prior to joining Baidu, he worked at the legislative affairs office of the State Council of the People’s Republic of China and Davis Polk & Wardwell LLP, as a visiting attorney at their New York Office. Mr. Liang received an LL.M. degree from Yale Law School and law degrees from the University of New South Wales and Peking University.

B.	Compensation
In 2020, we paid an aggregate of RMB16 million (US$2 million) in cash compensation and granted options to purchase an aggregate of 277,680 Class A ordinary shares and 2,529,920 restricted Class A ordinary shares to our executive officers that are in office as of the date of this annual report as a group. During the same period, we also paid an aggregate of RMB666,550 (US$102,000) in cash compensation and granted options to purchase an aggregate of 153,680 restricted Class A ordinary shares to our non-executive
directors as a group. Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment insurance and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.
Our board of directors and shareholders approved the issuance of up to 403,200,000 ordinary shares upon exercise of awards granted under our 2000 option plan. Our 2000 option plan terminated in January 2010 upon the expiration of its ten-year
term. At the annual general meeting held on December 16, 2008, our shareholders approved a 2008 share incentive plan, which has reserved an additional 274,302,160 Class A ordinary shares for awards to be granted pursuant to its terms. Our 2008 share incentive plan terminated in December 2018 upon the expiration of its ten-year
term. On July 20, 2018, our board of directors approved a 2018 share incentive plan, which has reserved an additional 275,516,000 Class A ordinary shares (taking into account the Share Subdivision) for awards to be granted pursuant to its terms. As of December 31, 2020, options to purchase an aggregate of 50,634,400 Class A ordinary shares and an aggregate of 246,747,920 restricted Class A ordinary shares had been granted under the 2008 and 2018 share incentive plans.

The following table summarizes, as of December 31, 2020, the outstanding options and restricted Class A ordinary shares that we had granted to our current directors and executive officers and to other individuals as a group. For purpose of this table, each ADS representing eight Class A ordinary share, which represents the
ADS-to-ordinary-share
ratio after the Share Subdivision.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Grant Date	Expiration Date
Robin Yanhong Li	342,320		17.729	February 16, 2012	February 16, 2022
	847,840		13.538	January 31, 2013	January 31, 2023
	193,200		21.566	February 24, 2014	February 24, 2024
	958,160		26.834	February 11, 2015	February 11, 2025
	3,512,320		25.863	April 16, 2015	April 16, 2025
	211,040		19.778	February 25, 2016	February 25, 2026
	724,800		21.888	October 27, 2016	October 27, 2026
	469,120		23.251	February 22, 2017	February 22, 2027
	110,400	(1)	—	February 22, 2017	N/A
	397,280	(1)	—	February 9, 2018	N/A
	786,240	(1)	—	February 18, 2019	N/A
	212,560	(1)	—	May 23, 2019	N/A
	1,317,760	(1)	—	February 5, 2020	N/A
Herman Yu	*		0.001	February 9, 2018	February 9, 2028
	*		0.001	February 18, 2019	February 1, 2029
	*		0.001	May 23, 2019	May 23, 2029
	*		0.001	February 5, 2020	February 5, 2030
Dou Shen	*	(1)	—	February 22, 2017	N/A
	*	(1)	—	July 26, 2017	N/A
	*	(1)	—	February 9, 2018	N/A
	*	(1)	—	February 18, 2019	N/A
	*	(1)	—	May 23, 2019	N/A
	*		12.486	August 8, 2019	August 8, 2029
	*	(1)	—	August 8, 2019	N/A
	*	(1)	—	October 28, 2019	N/A
	*	(1)	—	February 5, 2020	N/A
Haifeng Wang	*	(1)	—	February 22, 2017	N/A
	*		23.483	April 27, 2017	April 27, 2027
	*	(1)	—	April 27, 2017	N/A
	*	(1)	—	February 9, 2018	N/A
	*	(1)	—	July 21, 2018	N/A
	*	(1)	—	February 18, 2019	N/A
	*	(1)	—	May 23, 2019	N/A
	*		12.486	August 8, 2019	August 8, 2029
	*	(1)	—	February 5, 2020	N/A
Shanshan Cui	*	(1)	—	February 9, 2018	N/A
	*	(1)	—	February 18, 2019	N/A
	*	(1)	—	May 23, 2019	N/A
	*	(1)	—	February 5, 2020	N/A
Victor Zhixiang Liang	*		26.834	February 11, 2015	February 11, 2025
	*		23.251	February 22, 2017	February 22, 2027
	*	(1)	—	February 22, 2017	N/A
	*	(1)	—	February 9, 2018	N/A
	*	(1)	—	February 18, 2019	N/A
	*	(1)	—	May 23, 2019	N/A
	*	(1)	—	February 5, 2020	N/A
Jixun Foo	*	(1)	—	February 5, 2020	N/A
James Ding	*	(1)	—	February 5, 2020	N/A
Brent Callinicos	*	(1)	—	February 5, 2020	N/A
Yuanqing Yang	*	(1)	—	February 5, 2020	N/A
Other individuals as a group	137,893,360		—	—	—

*
The options and restricted shares in aggregate held by each of these directors and officers represent less than 1% of our total outstanding shares. The options held by these directors and officers represent less than 1% of our outstanding shares.

(1)	Restricted shares.
The following paragraphs summarize the key terms of our 2008 share incentive plan adopted on December 16, 2008 and our 2018 share incentive plan adopted on July 20, 2018:
2008 Share Incentive Plan
The following paragraphs summarize the key terms of our 2008 share incentive plan.
Types of Awards
. We may grant the following types of awards under our 2008 share incentive plan:

•	options (incentive share options, or ISO);

•	restricted shares;

•	restricted share units; and

•	any other form of awards granted to a participant pursuant to the 2008 plan.
Plan Administration
. The compensation committee of our board of directors administers our 2008 share incentive plan, but may delegate to a committee of one or more members of our board of directors the authority to grant or amend awards to participants other than independent directors and executive officers. The compensation committee will determine the provisions and terms and conditions of each award grant, including, but not limited to, the exercise price, the grant price or purchase price, any restrictions or limitations on the award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an award, and accelerations or waivers thereof, any provisions related to non-competition
and recapture of gain on an award, based in each case on such considerations as the committee in its sole discretion determines. The compensation committee has the sole power and discretion to cancel, forfeit or surrender an outstanding award (whether or not in exchange for another award or combination or awards).
Award Agreement
. Awards granted under our 2008 share incentive plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service ends, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.
Eligibility
. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant ISOs only to our employees and employees of our majority-owned subsidiaries.
Acceleration of Awards upon Corporate Transactions
. The outstanding awards will accelerate (i) upon occurrence of a change-of-control
corporate transaction where any person acquires at least 50% of the total combined voting power of our outstanding securities or the incumbent board members no longer constitute at least 50% of our board, or (ii) upon occurrence of any other change-of-control
corporate transaction in which the successor entity does not assume our outstanding awards under our 2008 share incentive plan, provided that the plan participant remains an employee, consultant or member of our board of directors on the effective date of the corporate transaction. In such event, each outstanding award will become fully exercisable and all forfeiture restrictions on such award will lapse immediately prior to the specified effective date of the corporate transaction.
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
Exercise Price and Term of Awards
. The exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the compensation committee, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or exchange rules, a downward adjustment of the exercise prices of options mentioned in the preceding sentence shall be effective without the approval of our shareholders or the approval of the affected grantees. If we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant. The compensation committee will determine the time or times at which an option may be exercised in whole or in part, including exercise prior to vesting. The term may not exceed ten years from the date of the grant, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of our share capital.
Restricted Shares and Restricted Share Units
. The compensation committee is also authorized to make awards of restricted shares and restricted share units. Except as otherwise determined by the compensation committee at the time of the grant of an award or thereafter, upon termination of employment or service during the applicable restriction period, restricted shares that are at the time subject to restrictions shall be forfeited or repurchased in accordance with the respective award agreements.
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
Amendment and Termination
. With the approval of our board of directors, the compensation committee may at any time amend, suspend or terminate our 2008 share incentive plan. Amendments to our 2008 share incentive plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our 2008 share incentive plan must not adversely affect in any material way awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2008 share incentive plan shall continue in effect for a term of ten years from the date of adoption.
2018 Share Incentive Plan
The following paragraphs summarize the key terms of our 2018 share incentive plan.
Types of Awards
. We may grant the following types of awards under our 2018 share incentive plan:

•	options (incentive share options, or ISO);

•	restricted shares;

•	restricted share units; and

•	any other form of awards granted to a participant pursuant to the 2018 plan.
Plan Administration
. The compensation committee of our board of directors administers our 2018 share incentive plan, but may delegate to a committee of one or more members of our board of directors the authority to grant or amend awards to participants other than independent directors and executive officers. The compensation committee will determine the provisions and terms and conditions of each award grant, including, but not limited to, the exercise price, the grant price or purchase price, any restrictions or limitations on the award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an award, and accelerations or waivers thereof, any provisions related to non-competition
and recapture of gain on an award, based in each case on such considerations as the committee in its sole discretion determines. The compensation committee has the sole power and discretion to cancel, forfeit or surrender an outstanding award (whether or not in exchange for another award or combination or awards).
Award Agreement
. Awards granted under our 2018 share incentive plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service ends, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.
Eligibility
. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant ISOs only to our employees and employees of our majority-owned subsidiaries.
Acceleration of Awards upon Corporate Transactions
. The outstanding awards will accelerate (i) upon occurrence of a change-of-control
corporate transaction where any person acquires at least 50% of the total combined voting power of our outstanding securities or the incumbent board members no longer constitute at least 50% of our board, or (ii) upon occurrence of any other change-of-control
corporate transaction in which the successor entity does not assume our outstanding awards under our 2018 share incentive plan, provided that the plan participant remains an employee, consultant or member of our board of directors on the effective date of the corporate transaction. In such event, each outstanding award will become fully exercisable and all forfeiture restrictions on such award will lapse immediately prior to the specified effective date of the corporate transaction.
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
Exercise Price and Term of Awards
. The exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the compensation committee, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or exchange rules, a downward adjustment of the exercise prices of options mentioned in the preceding sentence shall be effective without the approval of our shareholders or the approval of the affected grantees. If we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant. The compensation committee will determine the time or times at which an option may be exercised in whole or in part, including exercise prior to vesting. The term may not exceed ten years from the date of the grant, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of our share capital.
Restricted Shares and Restricted Share Units
. The compensation committee is also authorized to make awards of restricted shares and restricted share units. Except as otherwise determined by the compensation committee at the time of the grant of an award or thereafter, upon termination of employment or service during the applicable restriction period, restricted shares that are at the time subject to restrictions shall be forfeited or repurchased in accordance with the respective award agreements.
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
Amendment and Termination
. With the approval of our board of directors, the compensation committee may at any time amend, suspend or terminate our 2018 share incentive plan. To the extent our company decides to not to follow home country practice, Amendments to our 2018 share incentive plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our 2018 share incentive plan must not adversely affect in any material way awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2018 share incentive plan shall continue in effect for a term of ten years from the date of adoption.

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

In 2020, our audit committee held meetings or passed resolutions by unanimous written consent six times.
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
In 2020, our compensation committee held meetings or passed resolutions by unanimous written consent five times.
Corporate Governance and Nominating Committee
Our corporate governance and nominating committee consists of Yuanqing Yang and James Ding, both of whom satisfy the “independence” requirements of Rule 5605(a) (2) of the Nasdaq Stock Market Rules. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2020, our corporate governance and nominating committee passed resolutions by unanimous written consent once.
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
We had approximately 40,000, 38,000 and 41,000 full time employees as of December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, we had approximately 24,000 employees in research and development, 10,000 employees in sales and marketing, 4,000 employees in operation and service, and 3,000 employees in management and administration. As of December 31, 2020, we had approximately 26,000 employees in Beijing, 14,000 employees outside of Beijing but within China, and approximately 300 employees outside of China. We also hire temporary employees and contractors from time to time. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may not be able to manage our expanding operations effectively.”

E.	Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 3, 2021 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our total outstanding shares.
The calculations in the table below are based on 2,685,023,744 ordinary shares, consisting of 2,125,123,424 Class A ordinary shares and 559,900,320 Class B ordinary shares issued and outstanding as of March 3, 2021. For purpose of this table, each ADS representing eight Class A ordinary share, which represents the
ADS-to-ordinary-share
ratio after the Share Subdivision.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership and voting power percentage of that person, we have included shares and associated votes that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares and associated votes, however, are not included in the computation of the percentage ownership of any other person.

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A Ordinary Shares	Class B Ordinary Shares		Total Ordinary Shares	% of Total Ordinary Shares	% of Aggregate Voting Power †
Directors and Executive Officers:
Robin Yanhong Li (1)	18,291,280	439,200,000		457,491,280	17.0	57.0
Herman Yu	*	—	*		*	*
Dou Shen	*	—	*		*	*
Haifeng Wang	*	—	*		*	*
Shanshan Cui	*	—	*		*	*
Victor Zhixiang Liang	*	—	*		*	*
James Ding	*	—	*		*	*
Brent Callinicos	*	—	*		*	*
Yuanqing Yang	*	—	*		*	*
Jixun Foo	*	—	*		*	*
All Directors and Executive Officers as a Group	20,209,280	439,200,000		459,409,280	17.1	57.1
Principal Shareholders:
Handsome Reward Limited (2)	12,689,200	439,200,000		451,889,200	16.8	57.0

Notes:
†
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 10 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders and other matters as may otherwise be required by law. Each Class B ordinary share is convertible at any time by the holder thereof into one Class A ordinary share.

*	Less than 1% of our total outstanding ordinary shares.
**
Except for James Ding, Yuanqing Yang, Brent Callinicos and Jixun Foo, the business address of our directors and executive officers is c/o Baidu, Inc., Baidu Campus, Shangdi 10th Street, Haidian District, Beijing 100085, PRC.

(1)
Includes (i) 3,013,200 Class A Ordinary Shares directly held by Mr. Robin Yanhong Li on record, (ii) 2,232,000 Class A ordinary shares in the form of ADSs held by Mr. Robin Yanhong Li in the brokerage account of the administrator of our employee stock option program, (iii) 342,320 Class A ordinary shares issuable to Mr. Robin Yanhong Li upon exercise of options within 60 days after March 3, 2021, (iv) 14,560 Class A ordinary shares issuable to Mr. Robin Yanhong Li upon vesting of restricted shares within 60 days after March 3, 2021, (v) 439,200,000 Class B ordinary shares held on record by Handsome Reward Limited, a British Virgin Islands company wholly owned by Mr. Robin Yanhong Li, (vi) 5,772,720 Class A ordinary shares in the form of ADSs held by Handsome Reward Limited in the brokerage account of the administrator of our employee stock option program, (vii) 6,916,480 Class A ordinary shares issuable to Handsome Reward Limited upon exercise of options within 60 days after the date of March 3, 2021, and (viii) excludes 116,600,000 Class B ordinary shares owned by Ms. Melissa Ma, Mr. Robin Yanhong Li’s wife, who also had owned an aggregate of 50,000 ADSs, an additional 25,645 ADSs in the brokerage account of the administrator of our employee stock option program and the right to acquire 575 ADSs upon the vesting of restricted share units granted under our share incentive plan within 60 days after March 3, 2021 of which Mr. Robin Yanhong Li disclaims beneficial ownership. The voting power of the shares beneficially owned by Mr. Robin Yanhong Li represented 57.0% of the total outstanding voting power of our company as of March 3, 2021.

(2)
Includes (i) 439,200,000 Class B ordinary shares held by Handsome Reward Limited, a British Virgin Islands company wholly owned and controlled by Mr. Robin Yanhong Li, (ii) 5,772,720 Class A ordinary shares in the form of ADSs held by Handsome Reward Limited in the brokerage account of the administrator of our employee stock option program, and (iii) 6,916,480 Class A Ordinary Shares issuable to Handsome Reward Limited upon exercise of options within 60 days after the date of March 3, 2021.

As of March 3, 2021, to our knowledge, approximately 78.4% of our total outstanding ordinary shares were held by three record shareholders in the United States, including approximately 78.3% held by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
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
Amounts due from related parties
As of December 31, 2018, 2019 and 2020, we had RMB5.1 billion, RMB5.2 billion and RMB4.2 billion (US$638 million), respectively, due from related parties. The decrease of the balance from December 31, 2019 to December 31, 2020 was primarily due to the repayment of loans from certain related parties including Du Xiaoman and the acquisition of Investee A.
Amounts due to related parties
As of December 31, 2018, 2019 and 2020, we had RMB6.1 billion, RMB6.1 billion and RMB4.9 billion (US$746 million), respectively, due to related parties. The decrease of the balance from December 31, 2019 to December 31, 2020 was primarily due to payment of unsettled payments to Du Xiaoman and the acquisition of Investee A.

Transactions with related parties
Trip.com
In 2018, 2019 and 2020, related party transactions with Trip.com mainly comprised the online marketing services that we provided to Trip.com, which were in the total amount of RMB774 million, RMB627 million and RMB204 million (US$31 million), respectively.
Du Xiaoman
In August 2018, we completed the divestiture of Du Xiaoman, following which we recognized our non-controlling
equity interest in Du Xiaoman as an equity method investment and Du Xiaoman became a related party.
For the years ended December 31, 2018, 2019 and 2020, related party transactions with Du Xiaoman comprised the online marketing services, cloud service and other services that we provided to Du Xiaoman, which were in the total amount of RMB256 million, RMB731 million and RMB678 million (US$104 million), respectively.
In 2018, we provided multiple short-term loans to Du Xiaoman in the amount of RMB12.0 billion with interest rates ranging from 5.00% to 7.00%. As of December 31, 2018, all short-term loans extended to Du Xiaoman had been repaid in full.
In 2018, we provided three term loans to Du Xiaoman in the amount of RMB3.8 billion with terms ranging from two to five years, which are intended for working capital purposes. These loans bear interest rates ranging from 4.28% to 5.00% in 2018, and 0% to 5.00% since 2019. Du Xiaoman repaid one term loan in the principal amount of RMB500 million in October 2020. The principal amount outstanding as of February 28, 2021 was RMB3.3 billion (US$513 million).
In 2018, Du Xiaoman provided us with two term loans in the amount of RMB3.4 billion with terms of three and five years, which are intended for general corporate purposes. These loans bear interest rates ranging from 3.78% to 4.28% in 2018, and were revised to 0% since 2019, based on the re-entered
agreements. The amount outstanding as of February 28, 2021 was RMB3.2 billion (US$487 million).
Other related parties
In 2018, 2019 and 2020, related party transactions with an investee over which we have significant influence, mainly related to hardware products purchased from and sold to the investee, which amounted to RMB1.9 billion and RMB249 million, respectively, in 2019, and RMB102 million and RMB77 million, respectively, in 2018. Our company acquired such investee in July 2020, and accordingly, all corresponding outstanding balances have been eliminated in the consolidated balance sheets as at December 31, 2020. The transaction amounts with the investee in 2020 were insignificant.
In 2018, 2019 and 2020, with the approval from our board of directors, we reimbursed Mr. Robin Yanhong Li the fees and expenses incurred in connection with his use of an aircraft beneficially owned by his family member for our business purposes. The hourly rate for use of the aircraft was determined based on an analysis of market rates for the charter of comparable aircrafts. The service charges for the use of the aircraft for 2018, 2019 and 2020 were insignificant.
Share Options and Restricted Shares Grants
Please refer to “Item 6.B. Directors, Senior Management and Employees—Compensation.”

C.	Interests of Experts and Counsel
Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
From time to time, we have been involved in litigation, administrative proceedings or other disputes regarding, among other things, copyright and trademark infringement, defamation, unfair competition, labor disputes, and anti-monopoly inquiries. Our search results provide links to materials, and our P4P, Baidu Wenku, Baidu Post, Baidu Wiki, Baidu Knows, Baidu Feed, Baidu Drive, iQIYI and certain other products or services may contain materials, in which others may allege to own copyrights, trademarks or image rights or which others may claim to be defamatory or objectionable.
In 2020, 3,288 complaints were filed against us before various courts in China, and the aggregate amount of the damages sought in these complaints totals approximately RMB628 million (US$96 million). As of December 31, 2020, 2,127 cases against us were pending before various courts in China. The aggregate amount of damages sought under these pending cases is approximately RMB854 million (US$131 million). As of December 31, 2020, 7 cases against us were pending before various courts outside China. Some of these proceedings are in a preliminary stage with undetermined damages sought.
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
For many of the above-mentioned legal proceedings, we are currently unable to estimate the reasonably possible loss or a range of reasonably possible loss as the proceedings are in the early stages, or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such proceedings, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible loss cannot be made. With respect to the limited number of proceedings for which we are able to estimate the reasonably possible loss or the range of reasonably possible loss, such estimates are immaterial. However, we believe that such proceedings, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material and adverse effect on our results of operations, financial position and cash flows.

In April 2020, a short seller report was published by Wolfpack Research (the Wolfpack Report). In sum and substance, the Wolfpack Report alleges that iQIYI inflated its user numbers, inflated its revenue and deferred revenue in connection with certain parts of iQIYI’s business, inflated its expenses and the purchase prices of certain assets to conceal revenue inflation, and provided misleading financial statements of cash flows by adopting an incorrect accounting method. Following the publication of the Wolfpack Report, the SEC requested iQIYI to produce certain financial, operating, and other documents and records primarily relate to the allegations in the Wolfpack Report. In particular, the SEC requested that iQIYI voluntarily provide it with documents and information relating to, among other things, iQIYI’s organizational charts, accounting policies, and financial books and records from 2018 to the present, as well as documents relating to iQIYI’s acquisition or investments in certain entities mentioned in the Wolfpack Report and the valuation of those entities at the time of those transactions. iQIYI engaged professional advisers to conduct an internal review into certain of the key allegations in the Wolfpack Report and to report their findings to iQIYI’s audit committee. iQIYI’s internal review within the agreed scope has been substantially completed and did not uncover any evidence that would substantiate the allegations. The SEC has also sought the production of certain documents and records from iQIYI related to such internal review and other related information. iQIYI is cooperating with the SEC. We are unable to predict the timing, outcome, or consequences of the SEC investigation of iQIYI, or from the SEC’s review of the documents and records requested from iQIYI. iQIYI has not received further enquiry from the SEC since October 2, 2020.
Furthermore, starting in April 2020, iQIYI and certain of its current and former officers and directors were named as defendants in four federal putative securities class actions alleging that they made material misstatements and omissions in documents filed with the SEC regarding certain of the key allegations contained in the Wolfpack Report. These four actions are captioned, respectively, as (i)
 Lee v. iQIYI et al.
, No.
1:20-cv-01830-LDH-SJB
(U.S. District Court for the Eastern District of New York, Amended Complaint filed Jan. 19, 2021) (the “
Lee
Action”); (ii)
Le Rivage LLC v. iQIYI, Inc. et al
., No.
1:20-cv-03068
(U.S. District Court for the Eastern District of New York, filed June 15, 2020) (the “
Le Rivage
Action”); (iii)
Jenkins v. iQIYI et al.
, No.
1:20-cv-03068
(U.S. District Court for the Northern District of California, filed April 27, 2020) (the “
Jenkins
Action”); and (iv)
 Shiferaw v. iQIYI, Inc. et al
, No.
1:2020-cv-03115
(U.S. District Court for the Southern District of New York, filed April 17, 2020) (the “
Shiferaw
Action”). All four of these cases allege claims under Sections 10(b) and 20(a) of the Exchange Act and Rule
10b-5
promulgated thereunder, and the
Lee
Action also alleges claims under Sections 11 and 15 of the Securities Act. On June 15, 2020, plaintiffs in the
Shiferaw
Action (filed in the Southern District of New York) voluntarily dismissed their complaint. On July 9, 2020, the
Jenkins
Action (filed in the Northern District of California) was transferred to the U.S. District Court for the Eastern District of New York. On January 19, 2021, plaintiffs in the
Lee
Action (pending in the Eastern District of New York) filed their consolidated amended complaint, adding our company and others as new defendants. Save for the
Shiferaw
Action which is dismissed, all actions remain in a preliminary stage.
Starting in August 2020, we and certain of our current officers were named as defendants in two federal putative securities class actions alleging that defendants made material misstatements and omissions in documents filed with the SEC regarding certain of the key allegations contained in the Wolfpack Report. Both cases allege claims under Sections 10(b) and 20(a) of the Exchange Act and
Rule 10b-5 promulgated
thereunder and remain in their preliminary stages.
Unrelated to the Wolfpack Report, in April 2020, we and certain of our current officers were also named as defendants in a federal putative securities class action alleging that defendants made material misstatements and omissions in documents filed with the SEC relating to contents on our platform. The case alleges claims under Sections 10(b) and 20(a) of the Exchange Act and Rule
10b-5
promulgated thereunder and remains in its preliminary stage.
We and iQIYI will have to defend against these putative securities class action lawsuits, as applicable, including any appeals of such lawsuits should our or iQIYI’s initial defense be unsuccessful. Because all of the ongoing securities class actions against iQIYI or Baidu are in their preliminary stages, we cannot predict the timing, outcome or consequences of these class actions. In the event that our or iQIYI’s initial defense of these lawsuits is unsuccessful, we cannot assure you that we or iQIYI will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our or iQIYI’s business, financial condition, results of operation, cash flows, and reputation. Similarly, we are currently unable to predict the timing, outcome, or consequences of the SEC investigation of iQIYI, or from the SEC’s review of the documents and records requested from iQIYI. The litigation or SEC investigation process may utilize a significant portion of our or iQIYI’s resources and divert management’s attention from the day-to-day operations,
all of which could harm our business.
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
ADS split. On March 1, 2021, our shareholders approved and effected a change to our authorized share capital by
1-to-80
subdivision of shares. Concurrently, we effected a proportionate change in ADS to Class A ordinary share ratio from 10 ADSs representing 1 Class A ordinary share to each ADS representing 8 Class A ordinary shares.

B.	Plan of Distribution
Not applicable.

C.	Markets
Our ADSs have been listed on Nasdaq since August 5, 2005 under the symbol “BIDU”.

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

Item 10.	Additional Information

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
The following are summaries of material provisions of our third amended and restated memorandum and articles of association, as well as the Companies Act (2021 Revision) insofar as they relate to the material terms of our ordinary shares.
Registered Office and Objects
The Registered Office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act (2021 Revision), as amended from time to time, or any other law of the Cayman Islands.
Board of Directors
See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Board of Directors.”
Ordinary Shares
General
. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable.
Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.
Dividends
. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act.
Conversion
. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder (as defined in our articles of association), such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. In addition, if at any time our chairman and chief executive officer, Robin Yanhong Li, and his affiliates collectively own less than 5% of the total number of the issued and outstanding Class B ordinary shares, each issued and outstanding Class B ordinary share shall be automatically and immediately converted into one share of Class A ordinary share, and we shall not issue any Class B ordinary shares thereafter.

Voting Rights
. All of our shareholders have the right to receive notice of shareholders’ meetings and to attend, speak and vote at such meetings. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. A shareholder may participate at a shareholders’ meeting in person, by proxy or by telephone conference or other communications equipment by means of which all the shareholders participating in the meeting can communicate with each other. At any shareholders’ meeting, a resolution put to the vote of the meeting shall be decided on a poll conducted by the chairman of the meeting.
A quorum for a shareholders’ meeting consists of one or more shareholders holding at least one third of the paid up voting share capital present in person or by proxy or, if a corporation or other non-natural
person, by its duly authorized representative. We shall, if required by the Companies Act, hold a general meeting of shareholders as our annual general meeting and shall specify the meeting as such in the notices calling it. Our board of directors may call extraordinary general meetings, and they must on shareholders’ requisition convene an extraordinary general meeting. A shareholder requisition is a requisition of shareholders holding at the date of deposit of the requisition not less than a majority of the voting power represented by the issued shares of our company which as at that date carries the right of voting at general meetings of our company. Advance notice of at least five days is required for the convening of our annual general meeting and other shareholders’ meetings.
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
Transfer of Shares
. Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer any or all of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
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
Liquidation
. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares may be distributed among the holders of the ordinary shares as determined by the liquidator, subject to sanction of a special resolution of our company. If our assets available for distribution are insufficient to repay all of the paid-up
capital, the assets will be distributed so that the losses are borne by our shareholders proportionately to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by such shareholders respectively.

Calls on Shares and Forfeiture of Shares
. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.
Redemption of Shares
. Subject to the provisions of the Companies Act and our articles of association, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as our board of directors may determine.
Repurchase of Shares
. Subject to the provisions of the Companies Act and our articles of association, our board of directors may authorize repurchase of our shares in accordance with the manner of purchase specified in our articles of association without seeking shareholder approval.
Variations of Rights of Shares
. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
Inspection of Books and Records
. No holders of our ordinary shares who is not a director shall have any right of inspecting any of our accounts, books or documents except as conferred by the Companies Act or authorized by the directors or by us in general meeting. However, we will make this annual report, which contains our audited financial statements, available to shareholders and ADS holders. See “Item 10.H. Additional Information—Documents on Display.”
Preferred Shares
Our board of directors has the authority, without shareholder approval, to issue up to a total of 800,000,000 preferred shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may set the designations, preferences, powers and other rights of the shares of a series of preferred shares. While the issuance of preferred shares provides us with flexibility in connection with possible acquisitions or other corporate purposes, it could, among other things, have the effect of delaying, deferring or preventing a change of control transaction and could adversely affect the market price of our ADSs. We have no current plan to issue any preferred shares.
Proposed Amendments to Articles
We have filed an application with the Stock Exchange of Hong King Limited, or the Hong Kong Stock Exchange, in connection with a proposed secondary listing of our Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange. In connection with our application for listing on the Hong Kong Stock Exchange, we undertake to convene an extraordinary general meeting by December 31, 2021, or the 2021 EGM, for which at least 14 days’ notice will be given to our shareholders, and put forth resolutions to amend our articles of association, so that (i) we are required to convene an annual general meeting each year; (ii) we are required to provide at least 14 days’ notice for any general meetings of our company; (iii) a member’s right to vote is subject to the requirements under the Hong Kong Listing Rules regarding circumstances requiring a member to abstain from voting to approve a matter under consideration, and any votes in contravention of such abstention shall not be counted; and (iv) the minimum stake required to convene an extraordinary general meeting and add resolutions to a meeting agenda will be 10% of the voting rights, on a one vote per share basis, in the share capital of our company. In addition, we will obtain an irrevocable undertaking from Mr. Robin Yanhong Li, Handsome Reward Limited and Ms. Melissa Ma, being existing shareholders with a majority vote in our Company, that they will use their voting rights to vote at the 2021 EGM in favor of these proposed resolutions.

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
Passive Foreign Investment Company
A
non-U.S.
corporation, such as our own, is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares. Although the law in this regard is not entirely clear, we treat our variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to receive economic benefits that could potentially be significant to them and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2021 and for subsequent taxable years.
Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2020. However, given the lack of authority and the highly factual nature of the analysis, no assurance can be given. Our PFIC status for the current taxable year ending December 31, 2021 will not be determinable until the close of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year (or any future taxable year).
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
We are subject to the periodic reporting and other informational requirements of the Exchange Act, and are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form
20-F
within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
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
Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. For example, as of December 31, 2020 we had RMB126.4 billion (US$19.4 billion) short-term investments, with a weighted average duration of 0.5 year. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of RMB552 million (US$85 million) in the fair value of our short-term investments as of December 31, 2020. We have not been, and do not expect to be, exposed to material interest rate risks relating to our investment in short-term instruments, and therefore have not used any derivative financial instruments to manage such interest risk exposure.
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
Foreign Exchange Risk
Most of our revenues and costs are denominated in RMB, while a portion of our cash and cash equivalents, restricted cash, short-term financial assets, long-term investments, long-term loans payable, notes payable and convertible senior notes are denominated in U.S. dollars. Any significant revaluation of RMB against the U.S. dollar may materially affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” In addition, we commenced operation in Japan in late 2007. To the extent we need to make capital injections into our Japan operation by converting U.S. dollars into Japanese Yen, we will be exposed to the fluctuations in the exchange rate between the U.S. dollar and the Japanese Yen. We have not used any derivative financial instruments to hedge exposure to foreign exchange risk. The value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

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
As of December 31, 2020, we had
RMB-denominated
cash and cash equivalents, restricted cash and short-term investments of RMB143.9 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$2.8 billion. Assuming we had converted RMB143.9 billion into U.S. dollars at the exchange rate of RMB6.5250 for US$1.00 as of December 31, 2020, our U.S. dollar cash balance would have been US$24.9 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$22.6 billion instead. In addition, we had U.S. dollar-denominated short-term borrowings, long-term loans payable (including current portion), notes payable and convertible senior notes (including current portion) of US$11.2 billion as of December 31, 2020. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB7.3 billion (US$1.1 billion) in the value of our U.S. dollar-denominated short-term borrowings, long-term loans payable (including current portion), notes payable and convertible senior notes (including current portion) as of December 31, 2020.

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

Persons depositing or withdrawing shares must pay:	For:
US$5.00 or less per 100 ADSs (or portion thereof)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

US$5.00 or less per 100 ADS (or portion thereof)	• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 or less per ADS (or portion thereof)	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to ADS holders had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.02 or less per ADS (or portion thereof) per calendar year (to the extent that a fee of $0.02 was not charged as a result of any cash distribution during that calendar year)	• Depositary services

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2021, we are expecting to receive certain insignificant amount of reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.
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
under the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule
13a-15(f)
under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule
13a-15(c)
of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.
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
Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page
F-6
of this annual report on Form
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

	2019 (RMB in thousands)	2020 (RMB in thousands)
Audit fees (1)	30,503	33,526
Audit-related fees (2)	1,068	5,546

(1)
“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual statements and assistance with and review of documents filed with the SEC. In 2019 and 2020, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)
“Audit-related fees” means fees billed in 2019 and 2020 for professional services rendered by our principal auditors associated with certain due diligence projects and services in connection with a bond offering.

All audit and
non-audit
services provided by our independent auditors must be
pre-approved
by our audit committee. Our audit committee has adopted a combination of two approaches in pre-approving
proposed services: general
pre-approval
and specific
pre-approval.
With general approval, the engagement to render services is entered into pursuant to pre-approval policies and procedures established by the audit committee. The policies and procedures are detailed as to the particular service (not broad categories), and the audit committee is informed of each specific service quarterly. With specific approval, the audit committee pre-approves the specific engagement to be rendered. Unless a type of service has received general pre-approval,
it will require specific
pre-approval
by our audit committee. Any proposed services exceeding
pre-approved
cost levels or budgeted amounts will also require specific
pre-approval
by our audit committee.
Requests or applications to provide services that require specific approval by our audit committee will be submitted to the audit committee by both our independent auditors and our chief financial officer and must include an assessment as to whether, in their view, the request or application is consistent with the SEC’s rules on auditor independence.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On May 16, 2019, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1.0 billion of our ADSs or ordinary shares, effective until July 1, 2020. The share repurchase program was publicly announced on May 16, 2019.
On May 13, 2020, our board of directors authorized a share repurchase program, or the 2020 share repurchase program, under which we may repurchase up to US$1.0 billion of our ADSs or shares, effective until July 1, 2021. On August 17, 2020, our board of directors approved a change to the 2020 share repurchase program, increasing the repurchase authorization from US$1.0 billion to US$3.0 billion and extending the effective time through December 31, 2022. In December 2020, our board of directors approved a further increase in the repurchase authorization from US$3.0 billion to US$4.5 billion. The source of funding for our share repurchase program is our offshore cash and primarily from our direct offshore debt financing.

The table below is a summary of the shares repurchased by us in 2020. All shares were repurchased in the open market pursuant to these share repurchase programs.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value ADSs that May Yet Be Purchased Under the Plan
February 1 – February 28, 2020	400	US$	114.98	400	US$	290,500,506
March 1 – March 31, 2020	1,827,789	US$	101.01	1,827,789	US$	105,867,731
May 13 – May 31, 2020	5,022,715	US$	107.50	5,022,715	US$	4,065,927,328
August 1 – August 31,2020	3,812,255	US$	125.05	3,812,255	US$	3,483,326,261
September 1 – September 30,2020	976,584	US$	122.33	976,584	US$	3,363,860,520
October 1 – October 31, 2020	37,987	US$	123.00	37,987	US$	3,359,188,267
November 1 – November 30, 2020	1,419,289	US$	137.80	1,419,289	US$	3,163,615,488
December 1 – December 31, 2020	2,664,972	US$	143.06	2,664,972	US$	2,782,363,579
Total	15,761,991	US$	120.69	15,761,991	US$	2,782,363,579

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance
Nasdaq Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.
However, Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2020. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals. In the third quarter of 2018, our board of directors approved a 2018 share incentive plan. We relied on home country practice exemption and did not convene a shareholder meeting to approve the 2018 share incentive plan. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the adoption of a stock option or other equity compensation arrangement, or an amendment to the stock option or other equity compensation plan.
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

Exhibit Number	Description of Document

2.13	Form of 2.875% Notes due 2022 (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on July 7, 2017)

2.14	Form of 3.625% Notes due 2027 (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on July 7, 2017)

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

2.21
Eighth Supplemental Indenture, dated as of April 7, 2020, between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.11 to Form 6-K furnished with the Securities and Exchange Commission on April 7, 2020)

2.22	Form of 3.075% Notes due 2025 (incorporated by reference to Exhibit 4.12 to Form 6-K furnished with the Securities and Exchange Commission on April 7, 2020)

2.23	Form of 3.425% Notes due 2030 (incorporated by reference to Exhibit 4.13 to Form 6-K furnished with the Securities and Exchange Commission on April 7, 2020)

2.24
Ninth Supplemental Indenture, dated as of October 9, 2020, between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on October 9, 2020)

2.23	Form of 1.72% Notes due 2026 (incorporated by reference to Exhibit 4.4 to Form 6-K furnished with the Securities and Exchange Commission on October 9, 2020)

2.24	Form of 2.375% Notes due 2030 (incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on October 9, 2020)

2.25
Indenture dated December 4, 2018 between iQIYI, Inc. and Citicorp International Limited, as trustee, and form of 3.75% Notes due 2023 (incorporated herein by reference to Exhibit 4.67 to iQIYI, Inc.’s annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 15, 2019)

2.26
Indenture dated March 29, 2019 between iQIYI, Inc. and Citicorp International Limited, as trustee, and form of 2.00% Notes due 2025 (incorporated herein by reference to Exhibit 4.61 to iQIYI, Inc.’s annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 12, 2020)

Exhibit Number	Description of Document

2.27
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

2.28
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

2.29
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

2.30
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

2.31
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

2.32
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

4.65
Translation of Irrevocable Power of Attorney issued by Hailong Xiang, an individual shareholder of Baidu Netcom, dated March 31, 2018 (incorporated by reference to Exhibit 4.65 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.66
Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Hailong Xiang dated May 7, 2018 (incorporated by reference to Exhibit 4.66 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.67
Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Robin Yanhong Li dated May 7, 2018 (incorporated by reference to Exhibit 4.67 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.69
Translation of the Loan Agreements between Baidu Online and Zhixiang Liang, and between Baidu Online and Xiaodong Wang, both dated March 31, 2018 (incorporated by reference to Exhibit 4.69 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.70
Translation of Proxy Agreements between Zhixiang Liang and Baidu, Inc., and between Xiaodong Wang and Baidu, Inc., dated March 31, 2018 (incorporated by reference to Exhibit 4.70 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.71
Translation of Irrevocable Power of Attorney issued by Zhixiang Liang, an individual shareholder of Beijing Perusal, March 31, 2018 (incorporated by reference to Exhibit 4.71 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.72
Translation of Irrevocable Power of Attorney issued by Xiaodong Wang, an individual shareholder of Beijing Perusal, March 31, 2018 (incorporated by reference to Exhibit 4.72 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.73
Translation of the Exclusive Equity Purchase and Transfer Option Agreement among Baidu, Inc., Baidu Online, Zhixiang Liang and Beijing Perusal, dated March 31, 2018 (incorporated by reference to Exhibit 4.73 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.74
Translation of the Exclusive Equity Purchase and Transfer Option Agreement among Baidu, Inc., Baidu Online, Xiaodong Wang and Beijing Perusal, dated March 31, 2018 (incorporated by reference to Exhibit 4.74 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.75
Translation of the Termination Agreement of Current Control Contracts among Baidu Online, Beijing Perusal, Zhixiang Liang, Xiaodong Wang, and Baidu, Inc. dated June 28, 2018 (incorporated by reference to Exhibit 4.75 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.76
Translation of the Amended and Restated Loan Agreement between Baidu Online and Robin Yanhong Li dated July 10, 2019 (incorporated by reference to Exhibit 4.83 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2020)

4.77
Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreement among Baidu, Inc., Baidu Netcom, Baidu Online and Robin Yanhong Li dated July 10, 2019 (incorporated by reference to Exhibit 4.84 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2020)

Exhibit Number	Description of Document

4.78
Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Robin Yanhong Li dated July 10, 2019 (incorporated by reference to Exhibit 4.85 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2020)

4.79
Translation of the Termination Agreement of Current Control Contracts among Baidu, Inc., Baidu Online, Baidu Netcom, Robin Yanhong Li and Hailong Xiang dated August 20, 2019 (incorporated by reference to Exhibit 4.86 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2020)

4.80
Translation of Proxy Agreement between Shanshan Cui and Baidu, Inc., dated August 20, 2019 (incorporated by reference to Exhibit 4.87 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2020)

4.81
Translation of the Operating Agreement among Baidu Online, Baidu Netcom, Shanshan Cui, and Robin Yanhong Li, dated August 20, 2019 (incorporated by reference to Exhibit 4.88 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2020)

4.82
Translation of the Loan Agreement between Baidu Online and Shanshan Cui dated August 20, 2019 (incorporated by reference to Exhibit 4.89 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2020)

4.83
Translation of the Exclusive Equity Purchase and Transfer Option Agreement among Baidu, Inc., Baidu Online, Shanshan Cui and Baidu Netcom dated August 20, 2019 (incorporated by reference to Exhibit 4.90 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2020)

4.84
Translation of the Equity Pledge Agreement between Baidu Online and Shanshan Cui dated August 20, 2019 (incorporated by reference to Exhibit 4.91 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2020)

4.85*	Amended and Restated Share Purchase Agreement among the Buyer as defined therein, Baidu (Hong Kong) Limited, JOYY Inc. and certain investors party thereto, dated February 7, 2021

4.86*	Translation of Termination Agreement among Baidu Online, Beijing Perusal, Zhixiang Liang, Lu Wang and our company, dated October 30, 2019

4.87*	Translation of Operating Agreement among Baidu Online, Beijing Perusal, Zhixiang Liang and Shanshan Cui, dated October 30, 2019

4.88*	Translation of Loan Agreement between Baidu Online and Shanshan Cui, dated October 30, 2019

4.89*	Translation of Proxy Agreement between our company and Shanshan Cui, dated October 30, 2019

4.90*	Translation of Exclusive Equity Purchase and Transfer Option Agreement among our company, Baidu Online, Shanshan Cui and Beijing Perusal, dated October 30, 2019

4.91*	Translation of Pledge Agreement between Baidu Online and Shanshan Cui, dated October 30, 2019

4.92*	Translation of Irrevocable Power of Attorney issued by Zhixiang Liang, an individual shareholder of Beijing Perusal, dated October 30, 2019

4.93*	Translation of Irrevocable Power of Attorney issued by Shanshan Cui, an individual shareholder of Beijing Perusal, dated October 30, 2019

Exhibit Number	Description of Document

4.94
Translation of Exclusive Technology Consulting and Services Agreement, effective on December 1, 2011, between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. (later renamed as Beijing iQIYI) (incorporated herein by reference to Exhibit 10.49 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.95
Translation of Software Licensing Agreement, effective on December 1, 2011, between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. (later renamed as Beijing iQIYI) (incorporated herein by reference to Exhibit 10.50 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.96
Translation of Trademark Licensing Agreement, effective on December 1, 2011, between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. (later renamed as Beijing iQIYI) (incorporated herein by reference to Exhibit 10.51 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.97
Translation of Business Cooperation Agreement, effective on December 1, 2011, between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. (later renamed as Beijing iQIYI) (incorporated herein by reference to Exhibit 10.52 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.98
Translation of Amended and Restated Shareholder Voting Rights Trust Agreement between Beijing QIYI Century and Xiaohua Geng, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.99
Translation of Amended and Restated Equity Pledge Agreement between Beijing QIYI Century and Xiaohua Geng, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.100
Translation of Commitment Letter issued by iQIYI, and Beijing QIYI Century, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.101
Translation of Amended and Restated Exclusive Purchase Option Agreement among iQIYI, Beijing QIYI Century, Beijing iQIYI and Xiaohua Geng, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.102
Translation of Amended and Restated Loan Agreement between Beijing QIYI Century and Xiaohua Geng, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.103
Translation of Amended and Restated Business Operation Agreement among Beijing QIYI Century, Beijing iQIYI and Xiaohua Geng, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.104
Translation of Irrevocable Power of Attorney issued by Beijing QIYI Century, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.105
Translation of Spousal Consent Letter issued by the spouse of Xiaohua Geng, dated September 26, 2016 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

Exhibit Number	Description of Document

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1
Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.14 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Ernst & Young Hua Ming LLP

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baidu, Inc.

By:	/s/ Robin Yanhong Li
Name: Robin Yanhong Li
Title: Chairman and Chief Executive Officer
Date: March 9, 2021

BAIDU, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Baidu, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Baidu, Inc. (the Company) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive income (loss), cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 9, 2021 expressed an unqualified opinion thereon.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Valuation of equity investments accounted for using the measurement alternative

Description of the Matter	As of December 31, 2020, the carrying amount of the Company’s equity investments accounted for using the measurement alternative was RMB24,603 million. As discussed in Notes 2, 4 and 25 to the consolidated financial statements, the Company elected to use the measurement alternative to measure equity investments without readily determinable fair values at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. For the year ended December 31, 2020, gross unrealized gains (upward adjustments) of RMB3,726 million and gross unrealized losses (downward adjustments excluding impairment) of RMB100 million were recognized on equity investments still held at the reporting date in other income.

Auditing the valuation of equity investments accounted for using the measurement alternative was complex as significant judgment is required in the determination of whether an observable price change of the same issuer is an orderly transaction and identical or similar to an investment held by the Company, and, if so, the resulting price adjustment for the different rights and obligations of the instruments. This process entails an evaluation of the difference in rights and obligations between the two instruments, such as liquidation preferences and redemption features, and the selection of appropriate valuation methodologies and underlying assumptions to measure the price adjustment.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s processes of identifying similar instruments and determining the price adjustment of equity investments accounted for using the measurement alternative. For example, we tested controls over management’s assessment of whether the observable price changes are orderly transactions and identical or similar to the instruments held by the Company. We also tested controls over management’s review of the price adjustments recognized for the equity investments held.

To audit the valuation of equity investments accounted for using the measurement alternative, we performed procedures that included, among others, evaluating management’s assessment for identifying observable price changes and whether they are orderly transactions and identical or similar to the instruments held by the Company by considering differences in rights and obligations of the two instruments. On a sample basis, we read the investment agreements to compare the rights and obligations of the instruments with observable price changes in orderly transactions to the instruments held by the Company. We evaluated management’s assessment of the probability of exit events as it relates to liquidation and redemption preferences, based on information available as of the observable transaction date. For instruments which management assessed as similar, we evaluated the appropriateness of the valuation methodologies and underlying assumptions used by management to derive the price adjustments with the assistance of our internal valuation specialists, including comparing expected volatility to those of comparable companies, when applicable. In addition, we recalculated the adjustments made to carrying values of the equity investments held and compared the unrealized gains or losses to the amounts recorded in the Company’s accounting records.

Impairment assessment of equity method investments and equity investments accounted for using the measurement alternative

Description of the Matter
As described in Notes 2, 4 and 25 to the consolidated financial statements, as of December 31, 2020, the Company’s consolidated balance of equity method investments and equity investments accounted for using the measurement alternative was RMB24,067 million and RMB24,603 million, respectively. For the year ended December 31, 2020, the Company recognized impairment losses of RMB297 million and RMB2,310 million for equity method investments and equity investments accounted for using the measurement alternative, respectively. The Company evaluates its equity method investments for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Company when determining whether an equity method investment has been other-than-temporarily-impaired, include, but are not limited to, the length of the time and the extent to which the fair value has been less than cost and the Company’s intent and ability to retain the investment until the recovery of its cost. An impairment loss is recognized in earnings when the decline in value is determined to be other-than-temporary. For equity investments accounted for using the measurement alternative, the Company makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. If a qualitative assessment indicates that an investment is impaired, the Company estimates the investment’s fair value and records an impairment loss if the fair value is less than the investment’s carrying value.

Auditing the Company’s impairment assessment was complex and highly judgmental due to the significant uncertainties of COVID-19’s future impact and the significant judgment involved in (i) management’s assessment of whether indicators of impairment existed, and if so, determining whether (ii) a decline in value of equity method investments was other-than-temporary and (iii) investments in equity investments accounted for using the measurement alternative were impaired. In addition, auditing the fair value of the Company’s investments in investees without observable market prices was highly judgmental due to the subjectivity of the unobservable inputs used by management in the valuation methodologies to determine the fair value for these investments, such as selection of comparable companies and multiples, expected volatility, discount for lack-of-marketability and probability of exit events as it relates to liquidation and redemption preferences when applicable, especially considering the increased market volatility in the global financial markets after the COVID-19 outbreak. These unobservable inputs and resulting fair value estimates may be affected by unexpected changes in future market or economic conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s impairment review processes for equity method investments and equity investments accounted for using the measurement alternative. For example, we tested controls over management’s identification and review of impairment indicators for these investments, and as necessary, management’s review of the subsequent determination of whether impairment existed and the measurement of fair value.

To test the impairment assessment of equity method investments and equity investments accounted for using the measurement alternative, we performed audit procedures that included, among others, evaluating management’s assessment as to whether indicators of impairment existed and investments were impaired by considering the financial condition and operating results of the investees, the expected impact of COVID-19 on the Company’s investees and the industries they operate in, as well as other relevant market information.

For equity method investments, we also evaluated management’s determination as to whether an indicated impairment was other-than-temporary, considering factors such as the duration and magnitude of the decline in value and the Company’s intent and ability to retain the investment until the recovery of its cost. We tested the completeness, accuracy and relevance of the underlying data used by management in the valuation models to determine fair value. With the assistance of our internal valuation specialists, we evaluated the appropriateness of the valuation methodologies used by management to determine the fair value of investments and tested the unobservable inputs used in the valuation methodologies by comparing certain assumptions to industry, business and market data/information available from third-party sources. We also independently developed fair value estimates and compared them to the Company’s results and involved our internal valuation specialists to assist with the application of these procedures.

/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2007.
Beijing, The People’s Republic of China
March 9, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Baidu, Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Baidu, Inc.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Baidu, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2020, the related consolidated statements of comprehensive income (loss), cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2020, and the related notes and our report dated March 9, 2021 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young Hua Ming LLP
Beijing, The People’s Republic of China
March 9, 2021

BAIDU, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2019	2020	2020
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		33,443	35,782	5,484
Restricted cash		996	758	117
Short-term investments, net of allowances for credit losses of nil and RMB285 (US$44) for 2019 and 2020, respectively)	4	112,924	126,402	19,372
Accounts receivable, net of allowance of RMB928 and RMB1,320 (US$202) for 2019 and 2020, respectively	7	7,416	8,668	1,328
Amounts due from related parties	23	1,594	726	111
Other current assets, net	8	9,189	11,006	1,687

Total current assets		165,562	183,342	28,099

Non-current assets:
Fixed assets, net	9	18,311	17,508	2,683
Licensed copyrights, net	5	6,287	6,435	986
Produced content, net	6	4,355	6,556	1,005
Intangible assets, net	10	1,600	2,022	310
Goodwill	10	18,250	22,248	3,410
Long-term investments, net	4	69,410	76,233	11,683
Amounts due from related parties	23	3,564	3,438	527
Deferred tax assets, net	16	2,193	1,674	257
Operating lease right-of-use assets	15	7,332	9,804	1,503
Other non-current assets	8	4,452	3,448	527

Total non-current assets		135,754	149,366	22,891

Total assets		301,316	332,708	50,990

LIABILITIES AND EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB24,692 and RMB25,051 (US$3,839) as of December 31, 2019 and 2020, respectively):	1
Short-term loans	12	2,618	3,016	462
Accounts payable and accrued liabilities	11	32,701	36,716	5,627
Customer deposits and deferred revenue		11,062	12,626	1,935
Deferred income		529	158	24
Long-term loans, current portion	12	737	7,427	1,138
Convertible senior notes, current portion	14	—	4,752	728
Notes payable, current portion	13	5,219	—	—
Amounts due to related parties	23	2,231	1,324	203
Operating lease liabilities	15	2,283	2,366	364

Total current liabilities		57,380	68,385	10,481

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB6,295 and RMB5,519 (US$846) as of December 31, 2019 and 2020, respectively):	1
Deferred income		17	97	15
Deferred revenue		1,009	686	105
Amounts due to related parties	23	3,846	3,543	543
Long-term loans	12	7,804	—	—
Notes payable	13	38,090	48,408	7,419
Convertible senior notes	14	12,297	11,927	1,828
Deferred tax liabilities	16	3,273	3,067	470
Operating lease liabilities	15	4,486	4,693	719
Other non-current liabilities		299	59	9

Total non-current liabilities		71,121	72,480	11,108

Total liabilities		128,501	140,865	21,589

Commitments and contingencies	18

Redeemable noncontrolling interests	19	1,109	3,102	475

Equity
Class A Ordinary Shares, par value US$0.000000625 per share, 66,000,000,000 shares authorized, and 2,190,529,680 shares and 2,107,228,720 shares issued and outstanding as at December 31, 2019 and December 31, 2020, respectively (Note)	20	—	—	—
Class B Ordinary Shares, par value US$0.000000625 per share, 2,832,000,000 shares authorized, and 576,100,320 shares and 571,900,320 shares issued and outstanding as at December 31, 2019 and December 31, 2020, respectively (Note)	20	—	—	—
Additional paid-in capital		38,714	47,213	7,236
Retained earnings	20	126,268	135,284	20,733
Accumulated other comprehensive (loss) income	20	(1,383)	199	30

Total Baidu, Inc. shareholders’ equity		163,599	182,696	27,999

Noncontrolling interests		8,107	6,045	927

Total equity		171,706	188,741	28,926

Total liabilities, redeemable noncontrolling interests and equity		301,316	332,708	50,990

Note:
Par value per share and the number of shares as of December 31, 2019 and 2020 have been retrospectively adjusted for the Share Subdivision that became effective on March 1, 2021 as detailed in Note 1 and Note 21.
The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the Years Ended December 31,
	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Revenues:
Online marketing services		81,912	78,093	72,840	11,163
Others		20,365	29,320	34,234	5,247

Total revenues	24	102,277	107,413	107,074	16,410

Operating costs and expenses:
Cost of revenues		51,744	62,850	55,158	8,454
Selling, general and administrative		19,231	19,910	18,063	2,769
Research and development		15,772	18,346	19,513	2,989

Total operating costs and expenses		86,747	101,106	92,734	14,212

Operating profit		15,530	6,307	14,340	2,198

Other income (loss):
Interest income		4,451	6,060	5,358	822
Interest expense		(1,883)	(2,960)	(3,103)	(476)
Foreign exchange loss, net		(122)	(33)	(660)	(101)
Share of losses from equity method investments	4	(79)	(1,254)	(2,248)	(345)
Others, net	4	9,428	(8,460)	9,403	1,441

Total other income (loss), net		11,795	(6,647)	8,750	1,341

Income (loss) before income taxes		27,325	(340)	23,090	3,539
Income taxes	16	4,743	1,948	4,064	623

Net income (loss)		22,582	(2,288)	19,026	2,916

Less: net loss attributable to noncontrolling interests		(4,991)	(4,345)	(3,446)	(528)

Net income attributable to Baidu, Inc.		27,573	2,057	22,472	3,444

Earnings per share for Class A and Class B ordinary shares (Note):	21
Basic		9.83	0.71	8.19	1.26
Diluted		9.75	0.70	8.12	1.24
Earnings per ADS (1 ADS equals 8 Class A ordinary shares) (Note) :	21
Basic		78.64	5.68	65.54	10.04
Diluted		78.03	5.60	64.98	9.96
Weighted average number of Class A and Class B ordinary shares outstanding ( in millions ) (Note) :
Basic		2,792	2,787	2,732	2,732
Diluted		2,814	2,791	2,756	2,756
Other comprehensive income (loss):	20
Foreign currency translation adjustments		194	(782)	1,936	296
Unrealized gains (losses) on available-for-sale investments, net of reclassification		92	(708)	(161)	(25)

Other comprehensive income (loss), net of tax		286	(1,490)	1,775	271

Comprehensive income (loss)		22,868	(3,778)	20,801	3,187

Less: comprehensive loss attributable to noncontrolling interests and redeemable noncontrolling interests		(3,985)	(4,242)	(3,253)	(499)

Comprehensive income attributable to Baidu, Inc.		26,853	464	24,054	3,686

Note:
Basic and diluted earnings per share and the number of shares for the years ended December 31, 2018, 2019 and 2020 have been retrospectively adjusted for the Share Subdivision that were effective on March 1, 2021 as detailed in Note 1 and Note 21.
The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	22,582	(2,288)	19,026	2,916
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Depreciation of fixed assets and computer parts	3,730	5,615	5,772	885
Amortization of intangible assets	385	661	544	83
Deferred income tax, net	(761)	(696)	115	17
Share-based compensation	4,676	5,626	6,728	1,031
Allowance for credit losses	451	429	679	104
Investment and interest income	(7,648)	(2,305)	(11,966)	(1,833)
Amortization and impairment of licensed copyrights	12,253	12,885	11,864	1,818
Amortization and impairment of produced content	2,266	2,977	4,534	695
Impairment of other assets	1,208	10,714	2,928	449
Share of losses from equity method investments	79	1,254	2,248	345
(Gain)/loss on disposal of subsidiaries	(5,525)	578	—	—
Barter transaction revenue	(1,083)	(683)	(1,376)	(211)
Accretion on convertible senior notes and asset-backed debt securities	25	380	501	77
Other non-cash expenses	99	76	739	113
Others	(51)	(78)	71	10
Changes in operating assets and liabilities, net of effects of
Accounts receivable	(1,611)	(1,779)	(1,660)	(254)
Amounts due from related parties	527	(135)	125	19
Licensed copyrights	—	—	(10,528)	(1,613)
Produced content	(4,545)	(3,596)	(6,728)	(1,031)
Other assets	3,212	(863)	(351)	(54)
Customer deposits and deferred revenue	912	1,515	1,177	180
Accounts payable and accrued liabilities	4,094	(1,653)	208	32
Deferred income	(64)	(37)	(293)	(45)
Amounts due to related parties	756	(139)	(157)	(24)

Net cash generated from operating activities	35,967	28,458	24,200	3,709

Cash flows from investing activities:
Acquisition of fixed assets	(8,772)	(6,428)	(5,084)	(779)
Acquisition of businesses, net of cash acquired	(1,978)	(969)	(2,396)	(367)
Acquisition of licensed copyrights	(13,116)	(12,152)	—	—
Acquisition of intangible assets	(385)	(541)	(247)	(38)
Purchases of held-to-maturity investments	(27,640)	(120,189)	(159,197)	(24,399)
Maturities of held-to-maturity investments	49,040	46,563	134,299	20,582
Purchases of available-for-sale investments	(284,149)	(218,171)	(133,008)	(20,384)
Sales and maturities of available-for-sale investments	239,861	291,163	135,606	20,783
Purchases of other long-term investments	(9,891)	(6,322)	(4,467)	(685)
Proceeds from disposal of long-term investments	2,524	7,517	6,523	1,000
Disposal of subsidiaries’ shares	5,581	(476)	(486)	(74)
Loans provided to related parties	(8,632)	—	—	—
Repayment of loans provided to related parties	12,270	24	917	140
Micro loan origination and disbursement (Note)	(35,824)	—	—	—
Principal payments received on micro loans (Note)	38,063	—	—	—
Purchases of other invested securities (Note)	(16,362)	—	—	—
Sales and maturities of other invested securities (Note)	24,949	—	—	—
Other investing activities	1	7	(12)	(2)

Net cash used in investing activities	(34,460)	(19,974)	(27,552)	(4,223)

Note: The financial services business (“Du Xiaoman”) was disposed in the year of 2018. Please see Note 4 for further information.
The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term loans	3,787	2,738	3,559	545
Repayments of short-term loans	(1,055)	(3,166)	(3,223)	(494)
Proceeds from long-term loans	1,168	946	—	—
Repayments of long-term loans	(98)	(168)	(709)	(109)
Loans borrowed from related parties	3,732	—	—	—
Repayment of loans borrowed from related parties	—	—	(356)	(55)
Proceeds from issuance of long-term notes, net of issuance costs	18,050	(10)	13,346	2,046
Repayment of long-term notes	(6,846)	(6,912)	(5,378)	(824)
Proceeds from issuance of convertible notes, net of issuance costs	5,035	7,910	5,151	789
Purchase of capped calls	(465)	(567)	—	—
Proceeds from issuance of subsidiaries’ shares	15,689	401	4,662	715
Repurchase of ordinary shares	(3,312)	(4,958)	(13,054)	(2,001)
Proceeds from exercise of share options	676	18	228	35
Proceeds from issuance of redeemable noncontrolling interests	—	—	1,669	257
Proceeds from third-party investors for sale of financial products ( Note)	15,143	—	—	—
Repayment to third-party investors for sale of financial products ( Note)	(33,376)	—	—	—
Proceeds from secured borrowings from third-party financial institutions ( Note)	10,380	—	—	—
Repayment of secured borrowings from third-party financial institutions ( Note)	(13,426)	—	—	—
Other financing activities	—	(105)	(230)	(35)

Net cash provided by (used in) financing activities	15,082	(3,873)	5,665	869

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,902	1	(212)	(32)

Net increase in cash, cash equivalents and restricted cash	18,491	4,612	2,101	323

Cash, cash equivalents and restricted cash at beginning of the year	11,336	29,827	34,439	5,278

Cash, cash equivalents and restricted cash at end of the year	29,827	34,439	36,540	5,601

Supplemental disclosures:
Interest paid	1,579	2,448	2,204	338
Income taxes paid	5,509	4,100	3,608	553
Non-cash investing and financing activities:
Acquisition of fixed assets included in accounts payable and accrued liabilities	1,516	1,020	984	151
Non-cash acquisitions of investments	764	28	54	8
Note: The financial services business (“Du Xiaoman”) was disposed in the year of 2018. Please see Note 4 for further information.
The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares)

	Attributable to Baidu, Inc.					Noncontrolling interests	Total shareholders’ equity
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)
	Number of shares ( Note)	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2017	2,785,298,560	—	12,088	102,328	930	4,004	119,350
Cumulative effect of accounting change	—	—	—	2,787	(1,854)	—	933
Net income	—	—	—	27,573	—	(4,991)	22,582
Other comprehensive income	—	—	—	—	1,134	1,006	2,140
Business combinations	—	—	75	—	—	1,312	1,387
Issuance of shares by the Company’s subsidiaries to noncontrolling interest	—	—	14,984	—	—	(733)	14,251
Exercise of share-based awards	26,070,320	—	689	—	—	—	689
Share-based compensation	—	—	4,340	—	—	217	4,557
Accretion of redeemable noncontrolling interests	—	—	—	(130)	—	(16)	(146)
Repurchase and retirement of ordinary shares	(16,573,200)	—	—	(3,312)	—	—	(3,312)
Disposal of subsidiaries’ shares	—	—	1,323	—	—	235	1,558
Conversion of iQIYI preferred shares recognized as redeemable noncontrolling interests to ordinary shares	—	—	—	—	—	11,150	11,150
Equity component of convertible senior notes issued by iQIYI, net of issuance costs	—	—	206	—	—	156	362
Purchase of capped calls	—	—	(264)	—	—	(201)	(465)

Balances at December 31, 2018	2,794,795,680	—	33,441	129,246	210	12,139	175,036

Net income	—	—	—	2,057	—	(4,345)	(2,288)
Other comprehensive income	—	—	—	—	(1,593)	103	(1,490)
Business combinations	—	—	—	—	—	266	266
Acquisition of non-controlling interests in a subsidiary	—	—	(22)	—	—	(43)	(65)
Issuance of shares by the Company’s subsidiaries to noncontrolling interest	—	—	(19)	—	—	325	306
Exercise of share-based awards	24,997,040	—	18	—	—	—	18
Share-based compensation	—	—	5,045	—	—	504	5,549
Dividends paid and payable by the Company’s subsidiaries	—	—	—	—	—	(128)	(128)
Accretion of redeemable noncontrolling interests	—	—	—	(77)	—	(34)	(111)
Repurchase and retirement of ordinary shares	(53,162,720)	—	—	(4,958)	—	—	(4,958)
Disposal of subsidiaries’ shares	—	—	13	—	—	(863)	(850)
Equity component of convertible senior notes issued by iQIYI, net of issuance costs	—	—	559	—	—	429	988
Purchase of capped calls	—	—	(321)	—	—	(246)	(567)

Balances at December 31, 2019	2,766,630,000	—	38,714	126,268	(1,383)	8,107	171,706

Note:
The number of shares has been retrospectively adjusted for the Share Subdivision that became effective on March 1, 2021 as detailed in Note 1 and Note 21.
The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares)

	Attributable to Baidu, Inc.					Noncontrolling interests	Total shareholders’ equity
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income
	Number of shares ( Note)	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2019	2,766,630,000	—	38,714	126,268	(1,383)	8,107	171,706
Cumulative effect of accounting change	—	—	—	(314)	—	(43)	(357)
Net income	—	—	—	22,472	—	(3,446)	19,026
Other comprehensive income	—	—	—	—	1,582	193	1,775
Business combinations	—	—	—	—	—	798	798
Issuance of shares by the Company’s subsidiaries to noncontrolling interest	—	—	2,260	—	—	2,397	4,657
Exercise of share-based awards	38,595,040	—	302	—	—	—	302
Share-based compensation	—	—	5,749	—	—	645	6,394
Dividends payable by the Company’s subsidiaries	—	—	—	—	—	(70)	(70)
Return of equity to noncontrolling interest shareholders	—	—	—	—	—	(2,704)	(2,704)
Accretion of redeemable noncontrolling interests	—	—	—	(88)	—	(39)	(127)
Repurchase and retirement of ordinary shares	(126,096,000)	—	—	(13,054)	—	—	(13,054)
Equity component of convertible senior notes issued by iQIYI, net of issuance costs	—	—	208	—	—	187	395
Others	—	—	(20)	—		20	—

Balances at December 31, 2020	2,679,129,040	—	47,213	135,284	199	6,045	188,741

Balances at December 31, 2020, in US$		—	7,236	20,733	30	927	28,926

Note:
The number of shares has been retrospectively adjusted for the Share Subdivision that became effective on March 1, 2021 as detailed in Note 1 and Note 21.
The accompanying notes are an integral part of the consolidated financial statements

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

1.	ORGANIZATION AND BASIS OF PRESENTATION
Baidu, Inc. (“Baidu” or the “Company”) was incorporated under the laws of the Cayman Islands on January 18, 2000. The Company, its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs are hereinafter collectively referred to as the “Group.”
As of December 31, 2020, the Company has subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Hong Kong, Japan, Cayman Islands and British Virgin Islands (“BVI”). As of December 31, 2020, the Company also effectively controls a number of VIEs through the Primary Beneficiaries, as defined below. The VIEs include:

•	Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”), controlled by the Company;

•	Beijing Perusal Technology Co., Ltd. (“Beijing Perusal”), controlled by the Company;

•	Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI”), and other VIEs controlled by iQIYI, Inc. (“iQIYI VIEs”); and

•	Other VIEs controlled by the Company or the Company’s subsidiaries.
The Group’s operations are consisting of Baidu Core and iQIYI. Baidu Core offers online marketing service, and other services including
c
loud services and other growth initiatives including Apollo intelligent driving, Xiaodu smart devices, etc. iQIYI is an innovative market-leading online entertainment service and offers membership services, online advertising services, content distribution and others service. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own, but conducts its primary business operations through its subsidiaries and VIEs in the PRC.
PRC laws and regulations prohibit or restrict foreign ownership of internet content, value-added telecommunication-based online advertising, audio and video services, and mobile application distribution businesses, etc. To comply with these foreign ownership restrictions, the Group operates its websites and primarily provides services subject to such restriction in the PRC through the VIEs, the PRC legal entities that were established or whose equity shares were held by the individuals authorized by the Group. The paid-in
capital of the VIEs was mainly funded by the Company or its subsidiaries through loans extended to the authorized individuals who were the shareholders of the VIEs. The Company or its subsidiaries has entered into proxy agreements or powers of attorney and exclusive equity purchase option agreement with the VIEs and nominee shareholders of the VIEs through the Company or its subsidiaries (“Primary Beneficiaries”), which give the Primary Beneficiaries the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIEs through the Primary Beneficiaries or their wholly-owned subsidiaries in the PRC, which obligate the Primary Beneficiaries to absorb losses or receive economic benefits of the VIEs’ that could potentially be significant to the VIEs or entitle the Primary Beneficiaries to receive economic benefits from the VIEs that could potentially be significant to the VIEs. In addition, the Group has entered into certain agreements with the shareholders of the VIEs through the Primary Beneficiaries or their wholly-owned subsidiaries, including loan agreements for the paid-in capital
of the VIEs and equity pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs.
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

F-
14

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

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
Loan Agreements
Pursuant to loan agreements amongst the shareholders of Baidu Netcom and Baidu Online Network Technology (Beijing) Co., Ltd. (“Baidu Online”), one of the Company’s subsidiaries, Baidu Online provided interest-free loans in an aggregate amount of RMB13.4 billion (US$2.1 billion) to the shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with the proceeds from the sale of the shareholders’ equity interest in Baidu Netcom to Baidu Online or its designated person. The term of the loan agreements will expire on July 9, 2029 and August 19, 2029, and can be extended with the written consent of both parties before its expiration.
Pursuant to loan agreements amongst the shareholders of Baidu Perusal and Baidu Online, the amount of loans extended to the respective shareholders of Beijing Perusal is RMB3.2 billion (US$490 million). The term of the loan agreements will expire on March 30, 2028 and October 29, 2029, and can be extended with the written consent of both parties before its expiration. Each of the loan agreements amongst Baidu Online or other subsidiaries and the respective shareholders of Beijing Perusal or other VIEs, including iQIYI VIEs, contains substantially the same terms as those described above, except that the amount of the loans and the contract expiration date varies. Beijing QIYI Century Science & Technology Co., Ltd (“Beijing QIYI Century”), a wholly-owned foreign enterprise of iQIYI, has extended the term of the amended and restated loan agreement.
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

F-1
5

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

when the shareholders of Baidu Netcom have transferred all their equity interests in Baidu Netcom to Baidu Online or its designated person(s) or upon expiration of the term of business of Baidu Online or Baidu Netcom.
Each of the exclusive equity purchase and transfer option agreements amongst the Company, Baidu Online, Beijing Perusal and its shareholders and iQIYI, Beijing QIYI Century, Beijing iQIYI and its shareholders contains substantially the same terms as those described above, except that the initial term of the amended and restated exclusive purchase option agreement amongst iQIYI, Beijing QIYI Century, Beijing iQIYI and its shareholder is ten years, which has been extended, and can be further renewed at iQIYI’s discretion
Commitment Letters
Pursuant to the commitment letter dated January 30, 2013, under the condition that Beijing iQIYI remains as a consolidated affiliated entity of iQIYI under United States generally accepted accounting principles (“U.S. GAAP”) and the relevant contractual arrangements remain in effect, iQIYI commits to provide unlimited financial support to Beijing iQIYI, if Beijing iQIYI requires any form of reasonable financial support for its normal business operations. If Beijing iQIYI incurs any losses and as a result cannot repay its loans from iQIYI and Beijing QIYI Century, one of iQIYI’s subsidiaries, iQIYI and Beijing QIYI Century would unconditionally forgive their loans to Beijing iQIYI, if Beijing iQIYI provides sufficient proof for its loss and incapacity to repay.
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
Each of the proxy agreements or shareholder voting rights trust agreements amongst Baidu Online or other subsidiaries and the shareholders of Beijing Perusal and other VIEs contains substantially the same terms as those described above. Each of the proxy agreements will be in effect for an unlimited term unless terminated in writing by Baidu Online or other subsidiaries. Each of the powers of attorney will be in effect for as long as the shareholder of Beijing Perusal or other VIEs, including iQIYI VIEs, holds any equity interests in Beijing Perusal or other VIEs, including iQIYI VIEs, as the case may be.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any agreements relating to its business operation to any third party. The agreement will be in effect for an unlimited term, until the term of business of Baidu Online or Baidu Netcom expires and extension is denied by the relevant approval authorities.
The operating agreement amongst Baidu Online, Beijing Perusal and its shareholders contains substantially the same terms as those described above. Pursuant to the amended and restated business operation agreement amongst Beijing QIYI Century, Beijing iQIYI and its shareholder, Beijing QIYI Century provides guidance and instructions on Beijing iQIYI’s daily operations and financial affairs. In addition, Beijing QIYI Century agrees to guarantee Beijing iQIYI’s performance under any agreements or arrangements relating to Beijing iQIYI’s business arrangements with any third party. The agreement can only be unilaterally revoked by Beijing QIYI Century. The initial term of the agreement is ten years, which has been extended, and can be further renewed at Beijing QIYI Century’s discretion.
Exclusive Technology Consulting and Services Agreement
Pursuant to the exclusive technology consulting and services agreement between Baidu Online and Baidu Netcom, Baidu Online has the exclusive right to provide technology consulting and services related to, among other things, the maintenance of servers, software development, design of advertisements, and
e-commerce
technical services to Baidu Netcom. Baidu Online owns the intellectual property rights resulting from the performance of this agreement. Baidu Netcom agrees to pay service fees to Baidu Online and Baidu Online has the right to adjust the service fees at its sole discretion without the consent of Baidu Netcom. The agreement will be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities
Each of the exclusive technology consulting and services agreements between Baidu Online or other subsidiaries and Beijing Perusal or other VIEs, including iQIYI VIEs, contains substantially the same terms as those described above, except the basis of determining the service fees may differ and that the initial term of the exclusive technology consulting and services agreement between Beijing QIYI Century and Beijing iQIYI dated November 23, 2011 is ten years, and has been extended.
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

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Pursuant to the trademark license agreement and the software usage license agreement amongst Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing QIYI Century granted a non-exclusive
and
non-transferable
license, without sublicensing rights, to Beijing iQIYI to use its trademarks and software. Beijing iQIYI may only use the licenses in its own business operations. Beijing QIYI Century has the right to adjust the service fees at its sole discretion. The initial term of the two agreements is five years and the software usage license agreement may be extended upon the written consent of Beijing QIYI Century. The trademark license agreement is automatically extended for successive one-year
periods after its expiration unless Beijing QIYI Century early terminates the agreement in accordance with the provisions of the agreement. The software usage license agreement was extended for another five years after its initial term, and was extended for another ten years in December 2020.
Business Cooperation Agreement
Pursuant to the business cooperation agreement amongst Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing iQIYI agrees to provide Beijing QIYI Century with services, including internet information services, online advertising and other services reasonably necessary within the scope of Beijing QIYI Century’s business. Beijing iQIYI agrees to use, technology services provided by Beijing QIYI Century on its website, including but not limited to, P2P download and video on-demand
systems. Beijing QIYI Century agrees to pay specified service fees to Beijing iQIYI as consideration for the internet information services and other services provided by Beijing iQIYI. Beijing iQIYI has the right to waive the service fees at its discretion. The initial term of this agreement is ten years, which has been extended, and can be further renewed at Beijing QIYI Century’s discretion.
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
Each of the equity pledge agreements amongst Baidu Online or other subsidiaries and the shareholders of Beijing Perusal or other VIEs, including iQIYI VIEs, contains substantially the same terms, including its term to expiration, as those described above.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Company and the VIEs through these contractual agreements, and the Company consolidates the VIEs through Baidu Online.
Through the Contractual Arrangements, the shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in iQIYI VIEs to iQIYI. In addition, through the other exclusive agreements, which consist of the operation agreements, business cooperating agreement, exclusive technology consulting and services agreements and trademark and software usage license agreements, iQIYI, through its wholly-owned subsidiaries in the PRC, have the right to receive economic benefits from iQIYI VIEs that potentially could be significant to iQIYI VIEs. Lastly, through the commitment letters, iQIYI has the obligation to absorb losses of iQIYI VIEs that could potentially be significant to iQIYI VIEs. Therefore, iQIYI is considered the primary beneficiary of iQIYI VIEs and consolidates iQIYI VIEs and their subsidiaries
.
In March 2018, the contractual agreements for certain VIEs, including Baidu Netcom and Beijing Perusal, were amended to include the following terms:

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
In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs of the Company is in compliance with PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are legal, valid and binding obligation of such party, and enforceable against such party in accordance with their respective terms; and (iii) the execution, delivery and performance of the VIEs and their shareholders do not result in any violation of the provisions of the articles of association and business licenses of the VIEs, and any violation of any current PRC laws and regulations.

F-1
9

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

The following tables set forth the financial statement balances and amounts of the VIEs and their subsidiaries were included in the consolidated financial statements after the elimination of intercompany balances and transactions among VIEs and their subsidiaries within the Group.

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
	(In millions)
Assets
Cash and cash equivalents	2,313	2,348	360
Short-term investments, net	1,892	6,930	1,062
Accounts receivable, net	5,023	6,614	1,014
Others	5,750	8,097	1,241

Total current assets	14,978	23,989	3,677

Fixed assets, net	3,839	4,978	763
Intangible assets, net	1,404	1,499	230
Licensed copyrights, net	1,641	993	152
Produced content, net	4,355	6,130	939
Long-term investments, net	21,825	20,707	3,173
Operating lease right-of-use assets	6,525	6,460	990
Others	7,970	7,717	1,183

Total non-current assets	47,559	48,484	7,430

Total	62,537	72,473	11,107

Liabilities
Accounts payable and accrued liabilities	15,774	15,420	2,363
Customer deposits and deferred revenue	4,841	6,047	927
Operating lease liabilities	2,110	2,068	317
Others	1,967	1,516	232

Total current third-party liabilities	24,692	25,051	3,839

Operating lease liabilities	4,227	4,376	671
Others	2,068	1,143	175

Total non-current third-party liabilities	6,295	5,519	846

Amounts due to the Company and its non-VIE subsidiaries, net	17,121	19,592	3,003

Total	48,108	50,162	7,688

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(In millions)
Total revenues	33,992	51,988	52,666	8,071
Net (loss) income	(6,834)	(2,950)	2,091	320
Net cash provided by operating activities	2,396	1,649	4,616	707
Net cash used in investing activities	(16,674)	(4,829)	(8,382)	(1,285)
Net cash provided by financing activities	11,916	3,604	3,859	591

F-2
0

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

As of December 31, 2020 there was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs, other than aforementioned in the equity pledge agreements and collateralization of a VIE’s office building, restricted cash as described in Note 12. The amount of the net assets of the VIEs was RMB22.3 billion (US$3.4 billion) as of December 31, 2020. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Company in normal course of business. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented.
Basis of Presentation
The consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
Beginning on January 1, 2020, the Company reclassified licensed copyrights and produced content to separate line items while they were previously included in “Intangible assets, net” and “Other non-current asset
s
” on the consolidated balance sheets. Comparative figures were reclassified to conform to this presentation.
Effective on March 1, 2021, the Company has changed its authorized share capital by one-to-eighty subdivision of Shares (the “Share Subdivision”). Each share classified as Class A ordinary shares, Class B ordinary shares and preferred shares of a par value of US$0.00005 each in the share capital of the Company (including authorized issued and unissued Class A ordinary shares, Class B ordinary shares and preferred shares) be sub-divided into 80 shares of a par value of US$0.000000625 each. Following the Share Subdivision, the authorized share capital of the Company will be US$43,520 divided into 66,000,000,000 Class A ordinary shares of a par value of US$0.000000625 each, 2,832,000,000 Class B ordinary shares of a par value of US$0.000000625 each and 800,000,000 preferred shares of a par value of US$0.000000625 each. The number of issued and unissued Class A ordinary shares, Class B ordinary shares and preferred shares as disclosed elsewhere in the consolidated financial statements are presented on a basis after taking into account the effects of the Share Subdivision and have been retrospectively adjusted, where applicable. Simultaneously with the Share Subdivision, the change in ratio of the Company’s ADS to Class A ordinary share (the “ADS Ratio Change”) also became effective. Following the ADS Ratio Change, each ADS now represents eight Class A ordinary shares. Previously, ten ADSs represented one Class A ordinary share. Given that the ADS Ratio Change was exactly proportionate to the Share Subdivision, no new ADSs were issued to any ADS holder and the total number of the Company’s outstanding ADSs remains unchanged immediately after the Share Subdivision and the ADS Ratio Change became effective.

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
Recently adopted accounting pronouncements
Adoption of ASU
2016-13
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”)
No. 2016-13,
Financial Instruments—Credit Losses
(Topic 326):
Measurement of Credit Losses on

F-2
1

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Financial Instruments
(“ASU 2016-13”)
which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost and is codified in ASC Topic 326,
Credit Losses
(“ASC 326”). ASU
2016-13
replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Further, ASU 2016-13 modified the impairment model of available-for-sale debt securities and required the company to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The Company adopted ASU 2016-13 on January 1, 2020, using a modified retrospective transition method and did not restate the comparable periods, which resulted in a cumulative-effect adjustment to decrease the opening balance of retained earnings on January 1, 2020 by RMB314 million, including the allowance for credit losses for account receivable, contract assets and debt securities.
Adoption of ASU 2017-04
In January 2017, the FASB issued ASU No.
2017-04,
Simplifying the Test for Goodwill Impairment
, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The Company adopted this guidance on a prospective basis on January 1, 2020 with no material impact on its consolidated financial statements as a result of adopting the new standard.
Adoption of ASU
2019-02
In March 2019, the FASB issued ASU No.
2019-02,
Improvements to Accounting for Costs of Films and License Agreements for Program Materials
(“ASU
2019-02”),
which includes the following major changes from previous legacy GAAP that are applicable to the Company:

•	The content distinction for capitalization of production costs of an episodic television series and production costs of films is removed;

•
Entities are required to test films and license agreements for program material for impairment at a film group level when the film or license agreements are predominantly monetized with other films and license agreements;

•	Entities shall assess estimates of the use of a film in a film group and account for such changes prospectively;

•	Cash outflows for the costs incurred to obtain rights for both produced and licensed content are required to be reported as operating cash outflows in the statement of cash flows.
The Company adopted ASU
2019-02
on January 1, 2020, using a prospective transition method. For the year ended December 31, 2020, cash outflows for the costs incurred to acquire licensed copyrights are reported as operating cash outflows in the Company’s consolidated statement of cash flows whereas they were reported as investing cash outflows prior to the adoption of ASU
2019-02.
There was no material impact to the consolidated balance sheet or consolidated statement of comprehensive income (loss). See the Company’s updated accounting policies for Produced Content and Licensed Copyrights for further details.
Cash paid for content, which includes both licensed copyrights and produced content, is RMB17.0 billion (US$2.6 billion) for the year ended December 31, 2020.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the standalone selling prices of performance obligations and amounts of variable considerations of revenue contracts, the allowances for credit losses of accounts receivable, contract assets and debt securities, fair values of certain debt and equity investments, future viewership consumption patterns and useful lives of licensed copyrights and produced content, future revenues generated by the broadcasting and sublicensing rights of content assets (licensed and produced), fair values of licensed copyrights and produced contents monetized as a film group or individually, fair value of nonmonetary content exchanges, impairment of long-lived assets, long-term investments and goodwill, the purchase price allocation and fair value of pre-existing equity interests, noncontrolling interests and redeemable noncontrolling interests with respect to business combinations, deferred tax valuation allowance, the fair value of share-based awards and estimated forfeitures for share-based awards among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.
Currency Translation for Financial Statements Presentation
Translations of amounts from RMB into US dollar $ (USD) for the convenience of the reader have been calculated at the exchange rate of RMB6.525 per US$1.00 on December 31, 2020, the last business day in fiscal year 2020, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.
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
Segment Reporting
As of December 31, 2019 and 2020, the Company had
two
reportable segments, Baidu Core and iQIYI. Baidu Core mainly provides search-based, feed-based and other online marketing services, as well as products and services from its new AI initiatives. iQIYI is an online entertainment service provider that offers original, professionally produced and partner-generated content on its platform. In early April 2018, iQIYI completed its initial public offering (“IPO”) on the Nasdaq Global Market.
The Company’s chief executive officer, who has been identified as the chief operating decision marker (“CODM”), reviews the operating results of Baidu Core and iQIYI, to allocate resources and assess the

F-2
3

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Company’s performance. Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC Topic 280,
 Segment Reporting.
Business Combinations
The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805,
Business Combinations
. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interests in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.
In a business combination achieved in stages, the Company remeasures its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement
gain or loss, if any, is recognized in “Others, net” in the consolidated statements of comprehensive income (loss).
The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents
Cash and cash equivalents primarily consist of cash, money market funds, investments in interest bearing demand deposit accounts, time deposits and highly liquid investments with original maturities of three months
or less from the date of purchase and are stated at cost which approximates their fair value.
Restricted cash
Restricted cash mainly represents escrow amount deposited for a business acquisition and cash pledged for short-term facilities.
Accounts Receivable and Contract Assets, net
Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses. The Company maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance is classified as “Selling, general and administrative” in the consolidated statements of

F-2
4

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 202
0

comprehensive income (loss).The Company assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances and contract assets balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers.
Receivables from Online Payment Agencies, net
Receivables from online payment agencies are funds due from the third-party online payment service providers for clearing transactions. Funds were paid or deposited by customers or users through these online payment agencies for services provided by the Company. The Company considers and monitors the credit worthiness of the third-party payment service providers and recognizes credit losses based on ongoing credit evaluations. Receivable balances are written off when they are deemed uncollectible. The balances are included in “Other current assets, net” on the consolidated balance sheets. As of December 31, 2019 and 2020, no allowance for credit losses was provided for the receivables from online payment agencies.
Investments
Short-term
investments
All highly liquid investments with original maturities less than twelve months are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months
are also included in short-term investments.
The Company accounts for short-term debt investments in accordance with ASC Topic 320,
Investments—Debt Securitie
s (“ASC 320”)
.
The Company classifies the short-term investments in debt as held-to-maturity,
trading or
available-for-sale,
whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.
Securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity
securities and stated at amortized cost less allowance for credit losses.
Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, in accordance with ASC 320. Unrealized holding gains and losses for trading securities are included in earnings.
Debt investments not classified as trading or as
held-to-maturity
are classified as
available-for-sale
debt securities, which are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive (loss) income” on the consolidated balance sheets.
The allowance for credit losses of the held-to-maturity debt securities reflects the Company’s estimated expected losses over the contractual lives of the held-to-maturity debt securities and is charged to “Others, net” in the

F-2
5

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

consolidated statements of comprehensive income (loss). Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2019 and 2020, the allowance for credit losses provided for the held-to-maturity debt securities held by the Company was insignificant.
Long-term investments
The Company’s long-term investments consist of equity investments with readily determinable fair value, equity method investments, equity investments without readily determinable fair value, other investments accounted for at fair value, held-to-maturity debt investments and available-for-sale debt investments.
The Company adopted ASU No. 2016-01,
Recognition and Measurement of Financial Assets and Financial Liabilities
(“ASU 2016-01”), codified in ASC Topic 321,
Investments—Equity Securities
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
(“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by the Company; and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in “Others, net” in the consolidated statements of comprehensive income (loss).
For equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired. For equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.
Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323,
Investments-Equity Method and Joint Ventures
(“ASC 323”). Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a

F-2
6

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

consolidated subsidiary. The Company subsequently adjusts the carrying amount of its investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings. The Company will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When the Company has other investments in its equity-method investee and is not required to advance additional funds to that investee, the Company would continue to report its share of equity method losses in its consolidated statements of comprehensive income (loss) after its equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of the Company’s other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference. The Company adopted a one-quarter
lag in reporting for its share of equity income/(loss) in all of its equity method investees.
The Company evaluates its equity method investments for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Company when determining whether an investment has been other-than-temporarily-impaired, include, but are not limited to, the length of the time and the extent to which the market value has been less than cost, the financial performance and near-term prospect of the investee, and the Company’s intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary and is allocated to the individual net assets underlying equity method investments in the following order: 1) reduce any equity method goodwill to zero; 2) reduce the individual basis differences related to the investee’s long-lived assets pro rata based on their amounts relative to the overall basis difference at the impairment date; and 3) reduce the individual basis difference of the investee’s remaining assets in a systematic and rational manner.
In accordance with ASC Subtopic
946-320,
Financial Services—Investment Companies, Investments—Debt and Equity Securities
(“ASC 946-320”)
,
the Company accounts for long-term equity investments in unlisted companies held by consolidated investment companies at fair value. These investments were initially recorded at their transaction price net of transaction costs, if any. Fair value of these investments are re-measured
at each reporting date in accordance with ASC 820.
Available-for-sale debt investments are convertible debt instruments issued by private companies and investment in preferred shares that is redeemable at the Company’s option, which are measured at fair value. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive income (loss).
Fair Value Measurements of Financial Instruments
Financial instruments are in the form of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from and due to related parties, other receivables, long-term investments, short-term loans, accounts payable and accrued liabilities, customer advances and deposits, derivative instruments, notes payable, convertible senior notes and long-term loans. Except for the current portion of long-term loans and notes payables, the carrying values of the aforementioned financial instruments included in current assets and liabilities approximate their respective fair values because of their general short maturities. The carrying amounts of long-term loans approximate fair values as the related interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The fair value of long-term investments, notes payable and convertible senior notes that are not reported at fair value are disclosed in Note 25.

F-2
7

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

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
Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest costs capitalized for the years ended December 31, 2018, 2019 and 2020 were insignificant.
Licensed Copyrights, net
Licensed copyrights consist of professionally-produced content such as films, television series, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by the Company in accordance with the conditions of the license agreement and the content is available for its first showing on the Company’s websites. Licensed copyrights are presented on the consolidated balance sheets as current and non-current
based on estimated time of usage.
The Company’s licensed copyrights include the right to broadcast and, in some instances, the right to sublicense. The broadcasting right, refers to the right to broadcast the content on its own websites and the sublicensing right, refers to the right to sublicense the underlying content to external parties. When licensed copyrights include both broadcasting and sublicensing rights, the content costs are allocated to these two rights upon initial recognition, based on the relative proportion of the estimated total revenues that will be generated by each right over its estimated useful lives.
For the right to broadcast the contents on its own websites that generates online advertising and membership services revenues, based on factors including historical and estimated future viewership patterns, the content

F-2
8

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

costs are amortized using an accelerated method by content categories over the shorter of each content’s contractual period or estimated useful lives within ten years, beginning with the month of first availability. Content categories accounting for most of the Company’s content include newly released drama series, newly released movies, animations, library drama series and library movies. Estimates of future viewership consumption patterns and estimated useful lives are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization patterns are accounted for as a change in accounting estimate prospectively in accordance with ASC Topic 250, Accounting Changes and Error Corrections (“ASC 250”). For the right to sublicense the content to external parties that generates direct content distribution revenues, the content costs are amortized based on its estimated usage pattern and recorded as cost of revenues.
Produced Content, net
The Company produces original content
in-house
and collaborates with external parties. Produced content primarily consists of films, episodic series, variety shows and animations. The costs incurred in the physical production of original content includes direct production costs, production overhead and acquisition costs. Production costs for original content that are predominantly monetized in a film group are capitalized and reported separately as non-current
assets with caption of “Produced content, net” on the consolidated balance sheets. Production costs for original content predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenues expected to be earned (“ultimate revenue”); otherwise, they are expensed as cost of revenues. Ultimate revenue estimates include revenue expected to be earned from all sources, including exhibition, licensing, or exploitation of produced content if the Company has demonstrated a history of earning such revenue. The Company estimates ultimate revenue to be earned during the estimated useful lives of produced content based on anticipated release patterns and historical results of similar produced content, which are identified based on various factors, including cast and crew, target audience and popularity. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred.
Based on factors including historical and estimated future viewership consumption patterns, the Company amortizes film costs for produced content that is predominantly monetized in a film group. For produced content that is monetized on its own, the Company considers historical and estimated usage patterns to determine the pattern of amortization for film costs. Based on the estimated patterns, the Company amortizes produced content using an accelerated method over its estimated useful lives within ten years, beginning with the month of first availability and such costs are included in “Cost of revenues” in the consolidated statement of comprehensive income (loss).
Change in accounting estimates of licensed copyrights and produced content
In 2020, the Company revised its estimation of the estimated future viewership consumption patterns and extended the estimated useful lives of its licensed copyrights and produced content to better reflect the usage of these content assets. As a result of these revisions, amortization expense decreased by RMB680 million (US$104 million) and net loss decreased by RMB680 million (US$104 million) for the year ended December 31, 2020, respectively. The impact to basic and diluted EPS for the year ended December 31, 2020 was insignificant
.

Impairment of licensed copyrights and produced content
The Company’s business model is mainly subscription and advertising based, as such the majority of the Company’s content assets (licensed copyrights and produced content) are predominantly monetized with other content assets, whereas a smaller portion of the Company’s content assets are predominantly monetized at a

F-
29

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

specific title level such as variety shows and investments in a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Because the identifiable cash flows related to content launched on the Company’s Mainland China platform are largely independent of the cash flows of other content launched on the Company’s overseas platform, the Company has identified two separate film groups. The Company reviews its film groups and individual content for impairment when there are events or changes in circumstances that indicate the fair value of a film group or individual content may be less than its unamortized costs. Examples of such events or changes in circumstances include, a significant adverse change in technological, regulatory, legal, economic, or social factors that could affect the fair value of the film group or the public’s perception of a film or the availability of a film for future showings, a significant decrease in the number of subscribers or forecasted subscribers, or the loss of a major distributor, a change in the predominant monetization strategy of a film that is currently monetized on its own, actual costs substantially in excess of budgeted costs, substantial delays in completion or release schedules, or actual performance subsequent to release failing to meet expectations set before release such as a significant decrease in the amount of ultimate revenue expected to be recognized.
When such events or changes in circumstances are identified, the Company assesses whether the fair value of an individual content (or film group) is less than its unamortized film costs, determines the fair value of an individual content (or film group) and recognizes an impairment charge for the amount by which the unamortized capitalized costs exceed the individual content’s (or film group’s) fair value. The Company mainly uses a discounted cash flow approach to determine the fair value of an individual content or film group, for which the most significant inputs include the forecasted future revenues, costs and operating expenses attributable to an individual content or the film group and the discount rate. An impairment loss attributable to a film group is allocated to individual licensed copyrights and produced content within the film group on a pro rata basis using the relative carrying values of those assets as the Company cannot estimate the fair value of individual contents in the film group without undue cost and effort.
Impact of
COVID-19
During the year ended December 31, 2020, the Company’s operations has been affected by the
COVID-19
pandemic. The Company’s online marketing revenues declined compared to the prior period mainly due to weakness in online advertising demand as its customers in certain industries are negatively impacted by
COVID-19.
The Company has also provided additional credit losses for accounts receivable and contract assets, recognized impairment charges on its long-term investments, intangible asset and content assets, and recorded its share of losses from equity method investees in the year ended December 31, 2020, due to the impact of
COVID-19
and other factors. In addition, increased market volatility has contributed to larger fluctuations in the valuation of the Company’s equity investments.
There are still uncertainties of
COVID-19’s
future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of
COVID-19,
possibility of a second wave in China, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of COVID-19, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition especially for SMEs, almost all of which are beyond the Company’s control. As a result, certain of the Company’s estimates and assumptions, including the allowance for credit losses, the valuation of certain debt and equity investments, long-term investments, content assets and long-lived assets subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s current estimates in future periods.

F-
3
0

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Goodwill and Intangible Assets
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Company assesses goodwill for impairment in accordance with ASC Subtopic
350-20,
Intangibles—Goodwill and Other: Goodwill
(“ASC
350-20”),
which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC
350-20.
As of December 31, 2019 and 2020, the Company has
two
reporting units, consisting of Baidu Core and iQIYI.
The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not
that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. The quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.
The Company performed qualitative assessments for the reporting unit of Baidu Core in 2019 and 2020. Based on the requirements of ASC
350-20,
the Company evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Company. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not
the fair value was less than the carrying amount of Baidu Core, and further impairment testing on goodwill was unnecessary as of December 31, 2019 and 2020.
The Company elected to choose to bypass the qualitative assessment and proceed directly to perform quantitative test for the reporting unit of iQIYI. Subsequent to iQIYI’s IPO, the Company primarily considered the quoted market price of iQIYI’s share to determine the fair value of the reporting unit. As of December 31, 2019 and 2020, the fair value of iQIYI exceeded its carrying amount, therefore, goodwill related to the iQIYI reporting unit was not impaired and the Company was not required to perform further testing.
On disposal of a portion of reporting unit that constitutes a business, the attributable amount of goodwill is included in the determination of the amount of profit or loss on disposal. When the Group disposes of a business within the reporting unit, the amount of goodwill disposed is measured on the basis of the relative fair value of the business disposed and the portion of the reporting unit retained. This relative fair value approach is not used when the business to be disposed was not integrated into the reporting unit after its acquisition, in which case the current carrying amount of the acquired goodwill should be included in the carrying amount of the business to be disposed.
Intangible assets
Intangible assets with finite lives are carried at cost less accumulated amortization. All intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives.

F-3
1

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Intangible assets have weighted average useful lives from the date of purchase as follows:

Trademarks	– 10 years
Technology	– 7 years
Intellectual property right	– 7 years
Online literature	– 8 years
Others	– 8 years
Intangible assets with indefinite useful life are not amortized and are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic
350-30,
Intangibles-Goodwill and Other: General Intangibles Other than Goodwill
(“ASC
350-30”).
Upon the initial application of ASU No. 2016-02,
Leases (Topic 842)
(“ASU 2016-02”) on January 1, 2019, codified in ASC 842,
Leases (
“ASC 842”
)
, land use rights were presented as operating lease
right-of-use
assets (“ROU assets”). Such amount was included in the opening balance of operating lease ROU assets as of January 1, 2019 with no adjustments made to the comparative periods.
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
. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values and the impairment loss, if any, is recognized in “Others, net” in the consolidated statements of comprehensive income (loss). The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheets.
Leases
The Company adopted ASC 842 from January 1, 2019 by using the modified retrospective method and did not restate the figures presented for the 2018 comparative year. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company also elected the practical expedient not to separate lease and non-lease
components of contracts, except for bandwidth service included in internet data center (“IDC”) facilities lease contracts. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.
The Company determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Company recognizes an ROU asset and a lease liability based on the present value of the lease payments over

F-3
2

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

the lease term on the consolidated balance sheets at commencement date. For finance leases, assets are included in “Other non-current assets” on the consolidated balance sheets. As most of the Company’s leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic en
v
ironments where the leased asset is located. The Company’s leases often include options to extend and lease terms include such extended terms when the Company is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Company is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term
.
Revenue Recognition
The Company adopted ASU No. 2014-09,
Revenue from Contracts with Customers (Topic 606)
(“ASU 2014-09”),
codified in ASC Topic 606,
Revenue from Contracts with Customers
(“ASC 606”), from January 1, 2018 using the modified retrospective method. The cumulative effect of adopting ASC 606 resulted in an increase of RMB933 million to the opening balance of retained earnings at January 1, 2018, which is primarily related to the Company’s online marketing revenues.
Revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Revenue is recorded net of valued added taxes (“VAT”).

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

F-3
3

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Company recognizes revenue on a
pro-rata
basis over the contractual term for cost per time advertising arrangements, commencing on the start date of the display advertisement, or based on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements.
For advertisements to be displayed in different spots, placed under different forms and displayed at different times, the Company would evaluate all of the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price at contract inception. The Company generally determines standalone selling prices based on the prices charged to customers on a standalone basis or estimates it using an expected cost plus margin approach. If a promised good or service does not meet the criteria to be considered distinct, it is combined with other promised goods or services until a distinct bundle of goods or services exists.
Baidu Union online marketing services
Baidu Union is a program through which the Company expands distribution of its customers’ sponsored links or advertisements by leveraging the traffic of Baidu Union partners’ online properties. The Company acquires traffic from Baidu Union partners and is responsible for service fulfillment, pricing and bearing inventory risks. The services which the Company provided to customers through Baidu Union partners’ online properties include CPC, other performance-based online marketing services and online display advertising services. These services are provided in the same way to our customers as those through Baidu’s own platforms or properties. As principal, the Company recognizes revenue from Baidu Union on a gross basis. Payments made to Baidu Union partners are recorded as traffic acquisition costs, which are included in “Cost of revenues” in the consolidated statements of comprehensive income (loss).
Online marketing services customers are required to pay a deposit before using the Company’s services. Once their account balance falls below a designated amount, they will receive an automated notice from the Company to replenish their accounts. Customer deposit is deducted and the revenue is recognized when a user clicks on the customer’s link in the search result, when other performance criteria other than CPC have been satisfied, or when online display advertising services have been provided. The Company offers payment terms to certain customers based on their credit history with the Company and other credit factors. The Company may also offer payment terms to certain agencies, as is common in the industry.
Collection
Certain customers of online marketing services are required to pay a deposit before using the Company’s services and are sent automated reminders to replenish their accounts when the balance falls below a designated amount. The deposits received are recorded as “Customer deposits and deferred revenue” on the consolidated balance sheets. The amounts due to the Company are deducted from the deposited amounts when users click on the paid sponsored links in the search results or other performance criteria have been satisfied. In addition, the Company offers payment terms to some customers based on their historical marketing placements and credibility. The Company also offers longer payment terms to certain online payment agencies, consistent with industry practice.
Payment terms and conditions vary by customer and are based on the billing schedule established in the Company’s contracts or purchase orders with customers, but the Company generally provides credit terms to customers within one year; therefore, the Company has determined that its contracts do not include a significant financing component.

F-3
4

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Sales incentives
The Company provides sales incentives to third-party agents that entitle them to receive price reductions on the online marketing services by meeting certain cumulative consumption requirements. The Company accounts for these incentives granted to customers as variable consideration and net them against revenue. The amount of variable consideration is measured based on the most likely amount of incentives to be provided to customers.
Membership services
The Company offers membership services to subscribing members with various privileges, which primarily include access to exclusive and ad-free streaming of premium content 1080P/4K high-definition video, Dolby Audio, and accelerated downloads and others, or personal cloud services, in exchange for non-refundable
upfront membership fees. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as “customer deposits and deferred revenue” and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from subscribing members for on-demand content purchases and early access to premium content. The Company is the principal in its relationships where partners, including consumer electronics manufacturers (TVs and cell phones), mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as the Company retains control over its service delivery to its subscribing members. Typically, payments made to the partners, are recorded as cost of revenues. For the sale of the right to other membership services through strategic cooperation with other parties, the Company recognizes revenue on a net basis when the Company does not control the specified services before they are transferred to the customer.
Content distribution
The Company generates revenues from
sub-licensing
content licensed from vendors for cash or through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements the Company enters into with the vendors have a specified license period and provides the Company rights to sub-license
these contents to other parties. The Company enters into a
non-exclusive
sub-license
agreement with a
sub-licensee
for a period that falls within the original exclusive license period. For cash sub-licensing
transactions, the Company is entitled to receive the
sub-license
fee under the
sub-licensing
arrangements and does not have any future obligation once it has provided the underlying content to the sub-licensee
(which is provided at or before the beginning of the
sub-license
period). The
sub-licensing
of content represents a license of functional intellectual property which grants a right to use the Company’s licensed copyrights, and is recognized at the point in time when the licensed copyright is made available for the customer’s use and benefit.
The Company also enters into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provide rights for each party to broadcast the licensed copyrights received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. The Company accounts for these nonmonetary exchanges based on the fair value of the asset received. Barter sublicensing revenues are recognized in accordance with the same revenue recognition criteria above. The Company estimates the fair value of the licensed copyrights received using a market approach based on various factors, including the purchase price of similar non-exclusive and/or exclusive contents, broadcasting schedule, cast and crew, theme, popularity, and box office. The transaction price of nonmonetary exchange is calculated on the individual content asset basis. For a significant nonmonetary exchange, the Company further reviews the fair value by analyzing against the cost of the licensed copyrights bartered out and/or engages a third-party valuation firm to assess the reasonableness of its

F-3
5

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

fair value. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright.
The Company recognized barter sublicensing revenues of RMB1.1 billion, RMB683 million and RMB1.4 billion (US$211 million) and related costs of RMB1.0 billion, RMB570 million and RMB1.1 billion (US$161 million) for the years ended December 31, 2018, 2019 and 2020, respectively.
Cloud services
The Company provides public cloud services, which include computing database, storage and other services to enterprise and personal customers and allow customers to use hosted software over the contract period without taking possession of the software, generally on either a subscription or consumption basis. The Company also provides proprietary cloud services and solutions, which mainly include hardware, software licensing and software installation service. Revenue related to cloud services provided on a subscription basis is recognized ratably over the contract period. Revenue related to cloud services provided on a consumption basis, such as the amount of storage used in a period, is recognized based on the customer utilization of such resources.
Cloud service revenue is recognized over time if one of the following three criteria is met: (i) the customer simultaneously receives and consumes the benefits as the Company performs; (ii) the Company’s performance creates or enhances an asset that the customer controls as the asset is created: (iii) the asset delivered has no alternative use and the Company has an enforceable right to payment for performance completed to date. Otherwise, revenue is recognized at a point in time upon customer acceptance of the cloud services.
Sales of hardware
The Company sells hardware products via third party agents or directly to end customers. Revenue from the sales of hardware is recognized when control of the goods is transferred to customers, which generally occurs when the products are delivered and accepted by the customers. Revenue is recorded net of sales incentives and return allowance.
Financial services
The Company offered financial services which included provision of installment payment services to consumers and wealth management services to third-party investors. Interest income earned from provision of financial services was reported as “Other revenues” and reported on a net basis after deduction of related interest costs incurred. The Company recognized gross interest income of RMB3.3 billion and interest costs of RMB1.6 billion for the year ended December 31, 2018. The financial services business was disposed of in August 2018 (Note 4).
Other revenue recognition related policies
For arrangements that include multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and displayed at different times and proprietary cloud services, which mainly include hardware, software licensing and software installation service, the Company would evaluate all of the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price at contract inception. The Company generally determines standalone selling prices based on the prices charged to customers on a standalone basis or estimates it using an expected cost plus margin approach. If a promised good or service does not meet the criteria to be considered distinct, it is combined with other promised goods or services until a distinct bundle of goods or services exists.

F-3
6

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered to the customer. When either party to a revenue contract has performed, the Company recognizes a contract asset or a contract liability on the consolidated balance sheets, depending on the relationship between the entity’s performance and the customer’s payment.
Contract liabilities were mainly related to fees for membership services to be provided over the membership period, which were presented as “Customer deposits and deferred revenue” on the consolidated balance sheets. Balances of contract liabilities were RMB6.1 billion and RMB6.7 billion (US$1.0 billion) as of December 31, 2019 and December 31, 2020, respectively. Revenue recognized for the year ended December 31, 2020 that was included in contract liabilities as of January 1, 2020 was RMB4.0 billion (US$618 million).
Contract assets mainly represent unbilled amounts mainly related to the Company’s rights to consideration for advertising services and cloud services delivered and are included in “Other current assets, net” on the consolidated balance sheets. As of December 31, 2019 and 2020, contract assets were RMB1.9 billion and RMB1.8 billion (US$273 million), net of an allowance for credit losses of RMB7 million and RMB27 million (US$4 million), respectively.
The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.
The Company’s disaggregated revenue disclosures are presented in Note 24.
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

Advertising and Promotional Expenses
Advertising and promotional expenses, including advertisements through various forms of media and kinds of marketing and promotional activities, are included in “Selling, general and administrative expense” in the consolidated statements of comprehensive income (loss) and are expensed when incurred. Advertising and promotional expenses for the years ended December 31, 2018, 2019 and 2020 were RMB
10.1
 billion, RMB
10.5
 billion and RMB
8.4
 billion (US$
1.3
billion), respectively.
Research and development expenses
Research and development expenses consist primarily of personnel-related costs. The Company expenses research and development costs as they are incurred, except for (i) costs to develop internal-use software or add significant upgrades and enhancements resulting in additional functionality to internal-use software that meet the capitalization criteria in accordance with ASC Subtopic 350-40,
Intangibles-Goodwill and Other, Internal-Use
Software
; and (ii) costs incurred to develop software to be sold/licensed or embedded in its products sold to

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

customers, which are capitalized once technology feasibility is established, which
is when a completed detail program design of the product is available in accordance with ASC 950-20,
Costs of Software
to be
Sold, Leased
or
Marketed
. Capitalized software development costs have not been material for the periods presented.
Government Subsidies
Government subsidies primarily consist of financial subsidies received from provincial
and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government subsidies, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies of non-operating
nature with no further conditions to be met are recorded as
non-operating
income in “Others, net” in the consolidated statements of comprehensive income (loss) when received. The government subsidies with certain operating conditions are recorded as “Deferred income” when received and is recognized as income in “Other
s
, net” or as a reduction of specific operating costs and expenses when the conditions are met for which the grants are intended to compensate.
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
Deferred income taxes are recognized on the undistributed earnings of subsidiaries, which are presumed to be transferred to the parent company and are subject to withholding taxes, unless there is sufficient evidence to show that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free
liquidation.
The Company applies the provisions of ASC Topic 740,
Income Taxes
(“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income (loss).
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
Forfeitures are estimated based on historical experience and are periodically reviewed. Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modified awards”). The compensation costs associated with the modified awards are recognized if either the original vesting condition or the new vesting condition is achieved. Total recognized

F-3
8

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

c
ompensation cost for the awards is at least equal to the fair value of the awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modified awards, the Company recognizes share-based compensation over the vesting periods of the replacement award, which comprises, (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (ii) any unrecognized compensation cost of the original award, using either the original term or the new term, whichever results in higher expenses for each reporting period.
The Company adopted ASU No. 2018-07,
Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to simplify the accounting for share-based payments to nonemployees
(“ASU 2018-07”) on January 1, 2019 using the modified retrospective method. Subsequent to the adoption, the Company measures equity-classified nonemployee awards using their fair value on grant date. The impact of adopting ASU 2018-07 was insignificant.
Earnings Per Share (“EPS”)
The Company computes earnings per Class A and Class B ordinary shares in accordance with ASC Topic 260,
Earnings Per Share
(“ASC 260”), using the two-class method. Under the provisions of ASC 260, basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation. The Company’s outstanding Class A and Class B ordinary shares were retroactively adjusted for the Share Subdivision as disclosed in Note 21. The Company adjusts for the accretion of the redeemable noncontrolling interests in the calculation of income available to ordinary shareholders of the Company used in the earnings per share calculation.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

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
Concentration of Risks
Concentration of credit risk
Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, debt investments, accounts receivable, contract assets, receivables from online payment agencies and amounts due from related parties. As of December 31, 2020, the Company has RMB172.7 billion (US$26.5 billion) in cash and cash equivalents, restricted cash, and debt investments, 90% and 10% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. The Company’s total cash and cash equivalents, restricted cash, and debt investments held at four financial institutions in the PRC exceeded 10%, representing 30%, 21%, 16% and 11% of the Company’s total cash and cash equivalents, restricted cash, and debt investments as of December 31, 2020, respectively.

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
Accounts receivable, contract assets, receivables from online payment agencies and amounts due from related parties are typically unsecured and derived from revenue earned from customers and agents in China, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. The Company maintains reserves for estimated credit losses

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

and these losses have generally been within its expectations. As of December 31, 2019 and 2020, the Company had
no
single customer with a receivable balance exceeding 10% of the total accounts receivable balance.
No
customer or any Baidu Union partner generated greater than 10% of total revenues in any of the three years presented.
Amounts due from related parties are typically unsecured. In evaluating the collectability of the amounts due from related parties, the Company considers many factors, including the related parties’ repayment history and their credit-worthiness. The Company maintains reserves for estimated credit losses and these losses have generally been within its expectations
Business and economic risks
The Company participates in the dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations and cash flows: changes in the overall demand for services and products; changes in business offerings; competitive pressures due to existing and new entrants; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; brand maintenance and enhancement; risks associated with the Company’s ability to attract and retain employees necessary to support its growth and risks related to outbreaks of epidemics, such as
COVID-19.
The Company’s operations could be adversely affected by significant political, economic and social uncertainties, epidemic and trade war disruptions in the PRC.
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

Foreign currency exchange rate risk
The functional currency and the reporting currency of the Company are the USD and the RMB, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, restricted cash, short-term investments, long-term investments, accounts and notes payable and convertible senior notes denominated in the USD. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to the USD, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against USD. The depreciation of the USD against the RMB was approximately 6.27% in 2020. Most of the revenues and costs of the Company are denominated in RMB, while a portion of cash and cash equivalents, restricted cash, short-term investments, long-term investments, notes payable and convertible senior notes are denominated in the USD. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Any significant fluctuation of the valuation of RMB may materially affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in USD.

F-4
1

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

D
e
rivative Instruments
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
Recent Accounting Pronouncements
In January 2020, the FASB issued ASU No. 2020-01,
Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)
(“ASU 2020-01”), which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. The Company is currently in the process of evaluating the of adopting ASU 2020-01 on its consolidated financial statements and related disclosure.
I
n
August 2020, the FASB issued ASU
No. 2020-06,
Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity
(“ASU
2020-06”),
which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU
2020-06
simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU
2020-06
also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU
2020-06
enhances information transparency by making targeted improvements to the disclosures for convertible instruments and
earnings-per-share
(EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted
method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Company’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company is currently in the process of evaluating the impact of adopting ASU
2020-06
on its consolidated financial statements
and related disclosure.

3.	BUSINESS COMBINATIONS
Business combinations in 2018
:
During the year ended December 31, 2018, the Company completed several business combinations, to complement its existing businesses and achieve synergies. The acquired entities individually and in aggregate

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

were insignificant.

Results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since the acquisition dates.

RMB
(In millions)
Purchase consideration	2,378

Net assets acquired, excluding intangible assets and the related deferred tax liabilities	1,545
Intangible assets, net	1,424
Deferred tax liabilities	(292)
Pre-existing equity interests	(1,651)
Noncontrolling interests	(1,312)
Redeemable non-controlling interests (Note 19)	(698)
Goodwill	3,362

2,378

The aggregate purchase price allocation includes acquisition of certain acquirees, which were equity method investees of the Company prior to the acquisitions. In aggregate, a re-measurement gain relating to the Company’s pre-existing equity interest of RMB630 million was recognized during the year ended December 31, 2018. The Company applied the equity method of accounting by recognizing its share of the profit or loss in these equity method investees up to their respective dates of acquisition.
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

F-4
3

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
Business combinations in 2019:
During the year ended December 31, 2019, the Company completed several business combinations, total purchase consideration in aggregate was RMB1.2 billion, among which RMB978 million was allocated to goodwill. The Company expects to achieve significant synergies from such acquisitions which it plans to complement its existing businesses. The acquired entities were considered insignificant, both individually and in aggregate.

Results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since the acquisition date.

RMB
(In millions)
Purchase consideration	1,168

Net assets acquired, excluding intangible assets and the related deferred tax liabilities	229
Intangible assets, net	543
Deferred tax liabilities	(134)
Noncontrolling interests	(266)
Redeemable non-controlling interests (Note 19)	(182)
Goodwill	978

1,168

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
Business combinations in 2020:
During the year ended December 31, 2020, the Company completed several business combinations, total purchase consideration in aggregate was RMB3.5 billion (US$536 million), among which RMB4.0 billion (US$613 million) was allocated to goodwill. The Company expects to achieve significant synergies from such acquisitions which it plans to complement its existing businesses. The acquired entities were considered insignificant, both individually and in aggregate. Results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since the acquisition date.

	RMB	US$
	(In millions)
Purchase consideration	3,499	536

Net assets acquired, excluding intangible assets and the related deferred tax liabilities	1,515	231
Intangible assets, net	1,116	171
Deferred tax liabilities	(229)	(35)
Pre-existing equity interests and debt investment	(2,103)	(322)
Noncontrolling interests	(798)	(122)
Goodwill	3,998	613

	3,499	536

F-4
4

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
The Company’s
pre-existing
equity interests in the acquired entities were remeasured to fair value at the acquisition date. For the year ended December 31, 2020, the Company recognized a net re-measurement
gain of RMB123 million (US$19 million) in “Others, net” in the consolidated statement of comprehensive income.
Goodwill, which is
non-deductible
for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisitions.
Neither the results of operations since the acquisition dates nor the pro forma results of opera
t
ions of the acquirees were presented because the effects of these business combinations, both individually and in aggregate, were not significant to the Company’s consolidated results of operations.
The valuations used in the purchase price allocation described above were determined by the Company with the assistance of independent third-party valuation firm. The valuation reports considered generally accepted valuation methodologies such as the income, market and cost approaches. As the acquirees are all private companies, the fair value estimates of pre-existing
equity interests and debt investment or noncontrolling interests are based on significant inputs considered by market participants which mainly include (a) discount rate, (b) projected terminal value based on future cash flows, (c) equity multiples or enterprise value multiples of companies in the same industries and (d) adjustment for lack of control or lack of marketability.

4.	INVESTMENTS
Short-term Investments
As of December 31
,
2019 and 2020, the Company’s short-term investments comprised of only debt securities. Short-term held-to-maturity
securities were mainly deposits in commercial banks with maturities less than one year and wealth management products issued by commercial banks and other financial institutions for which the Company has the positive intent and ability to hold those securities to maturity. The short-term available-for-sale
securities include wealth management products issued by commercial banks and other financial institutions which are not classified as trading securities or as held-to-maturity
securities.
During the years ended December 31, 2018, 2019 and 2020, the Company recorded interest income from its short-term investments of RMB3.9 billion, RMB5.4 billion and RMB4.7 billion (US$728 million) in the consolidated statements of comprehensive income (loss), respectively.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Short-term investments classification as of December 31, 2019 and 2020 were shown as below:

	As of December 31, 2019
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value

	RMB	RMB	RMB	RMB	RMB	RMB
	(In millions)
Held-to-maturity debt investments	107,287	367	—	—	—	107,654
Available-for-sale debt investments	5,440	—	—	197	—	5,637

	As of December 31, 2020
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(In millions)
Held-to-maturity debt investments	123,537	595	—	—	—	124,132	19,024
Available-for-sale debt investments	2,862	—	—	3	—	2,865	439
Long-term Investments
The following table sets forth a breakdown of the categories of long-term investments held by the Company as of the dates indicated:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
	(In millions)
Equity investments at fair value with readily determinable fair value	11,334	12,978	1,989
Available-for-sale debt investment	3,970	2,607	400
Equity investments without readily determinable fair value	24,686	24,603	3,770
Equity method investments	27,105	24,067	3,688
Investments accounted for at fair value	1,819	2,238	343
Long-term held-to-maturity investments	496	9,740	1,493

Total long-term investments	69,410	76,233	11,683

Equity investments at fair value with readily determinable fair value
Equity investments at fair value with readily determinable fair value represent investments in the equity securities of publicly listed companies, for which the Company does not have significant influence.
In 2017, the Company acquired equity interests in China United Network Communication Limited (“China Unicom”), a listed telecommunications company in China for cash consideration of

RMB
7.0
billion.
The China Unicom investment was held by a non-wholly-owned subsidiary of the Company. As the China Unicom investment was subject to a three-year holding requirement, it was accounted for using the measurement alternative in 2018 and as an equity investment with readily determinable fair value in 2019 as the holding restrictions terminate within one year. In 2020, the Company partially disposed its investment in China Unicom for
RMB
2.7
billion,

which was subsequently

distributed to

the

noncontrolling shareholder in January 2021.

F-4
6

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Equity investments without readily determinable fair value
In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Impairment charges recognized on equity investments without readily determinable fair value was RMB455 million, RMB778 million and
RMB2.3 billion (US$354 million) for the years ended
December 31, 2018, 2019 and 2020, respectively.
The total carrying value of equity investments without readily determinable fair value held as of December 31, 2019 and 2020 were as follows:

	As of December 31, 2019	As of December 31, 2020	As of December 31, 2020
	RMB	RMB	US$
	(In millions)
Initial cost basis	21,211	19,725	3,023
Cumulative unrealized gains	5,636	8,113	1,243
Cumulative unrealized losses (including impairment)	(2,161)	(3,235)	(496)

Total carrying value	24,686	24,603	3,770

Total unrealized and realized gains and losses of equity securities without readily determinable fair values in 2018, 2019 and 2020 were as follows:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(In millions)
Gross unrealized gains	7,119	1,447	4,396	674
Gross unrealized losses (including impairment) (i)	(2,867)	(1,641)	(2,679)	(411)

Net unrealized gains (losses) on equity securities held	4,252	(194)	1,717	263
Net realized gains on equity securities sold	124	211	266	41

Total net gains recognized	4,376	17	1,983	304

(i)
Gross unrealized losses (downward adjustments excluding impairment) were RMB
2.4
 billion, RMB
863
 million and RMB
378
million (US$
58
million) for the years ended December 31, 2018, 2019 and 2020, respectively.

Equity method investments
The carrying amounts of the Company’s equity method investments were RMB27.1 billion and RMB24.1 billion (US$ 3.7 billion) as of December 31, 2019 and 2020, respectively. For the years ended December 31, 2018, 2019 and 2020, the impairment recognized for equity method investments were RMB167 million, RMB9.2 billion and RMB297 million (US$ 46 million), respectively.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Equity Investment in Trip.com International, Ltd. (“Trip”) (formally known as Ctrip)
As of December 31, 2018, the Company held approximately 19% of Trip’s outstanding shares. The Company was
considered to have significant influence over Trip and accounts for such investment as an equity method investment in accordance with ASC 323.
During 2019, the market value of Trip had significantly declined and remained below the carrying value of the investment for a prolonged period of time. Therefore, the Company concluded that the decline in market value of the investment in Trip was other-than-temporary as of September 30, 2019 and an impairment charge of RMB8.9 billion was recorded in the third quarter of 2019. The Company made a corresponding RMB8.9 billion downward adjustment to the equity method goodwill arising from its acquisition of the Trip investment.

In October 2019, the Company disposed an aggregate of 36 million American Depositary Shares of Trip for cash consideration of US$988 million and recognized a disposal loss of RMB43 million in the year ended December 31, 2019.
After the partial disposal of the investment in Trip the Company held approximately 12% equity interest in Trip, and the Company can actively participate in the operating and financing policies of Trip through its two
seats on Trip’s board of directors with a total of
nine
members. Accordingly, the Company continues to have significant influence over Trip and accounts for its remaining investment as an equity method investment in accordance with ASC 323. As of December 31, 2020, the Company’s investments in Trip had a fair value of RMB15.2 billion (US$2.3 billion), based on the closing share price.
The following tables set forth the summarized financial information of Trip:

	As of September 30, (i)
	2019 (ii)	2020	2020
	RMB	RMB	US$
	(In millions)
Current assets	75,578	65,782	10,082
Non-current assets	127,505	132,417	20,294
Current liabilities	74,118	61,360	9,404
Non-current liabilities	25,134	36,558	5,603
Noncontrolling interests	2,047	1,566	240

	For the twelve months ended September 30, (i)
	2018 (ii)	2019 (ii)	2020	2020
	RMB	RMB	RMB	US$
	(In millions)
Total revenues	29,944	34,958	21,704	3,326
Gross profit	24,019	27,627	16,838	2,581
Income (loss) from operations	3,302	4,271	(827)	(127)
Net income (loss)	2,807	3,764	(2,236)	(343)
Net income (loss) attributable to the investees	2,806	3,813	(2,243)	(344)

(i)	The Company adopted a one-quarter lag in reporting its share of equity income (loss) in Trip.
(ii)
Trip adopted ASC 606, on a fully retrospective basis, and ASC 321 (collectively “new standards”) from January 1, 2018. The impact of the new standards on the Company’s financial statements was immaterial, and prior period financial information of Trip was not restated.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

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
In August 2018, Du Xiaoman issued preferred shares to third-party investors, which resulted in the Company becoming a minority shareholder of Du Xiaoman. Accordingly, Du Xiaoman was deconsolidated from the Group and a disposal gain of RMB
5.5
 billion was recognized in “Others, net” including RMB
4.2
 billion relates to the
re-measurement
of the Company’s retained equity interest in Du Xiaoman. The disposal of Du Xiaoman did not meet the definition of a discontinued operation per ASC Subtopic
205-20,
 Presentation of Financial Statements
—Discontinued Operations
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
Deconsolidation of one of the Company’s subsidiaries
In December 2019, the Company lost control and therefore deconsolidated one of its subsidiaries. A non-cash
disposal loss of RMB
801
 million was recognized in “Others, net” in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2019. The Company continued to have significant influence over the entity and accounted for its remaining equity interest in the entity as an equity-method investment in accordance with ASC 323.
As of December 31, 2019 and 2020, in addition to the aforementioned equity method investments, the Company held other equity method investments through its subsidiaries or VIEs and over which had significant influence.
For the year ended December 31, 2020, equity method investments excluding Trip held by the Company in aggregate have met the significance criteria as defined under
Rule 4-08(g) of
Regulation S-X.
Financial information for the Company’s equity method investments other than Trip are summarized as a group as follow:

	As of September 30,
	2019	2020	2020
	RMB	RMB	US$
	(In millions)
Current assets	86,713	96,713	14,822
Non-current assets	18,980	15,094	2,313
Current liabilities	65,450	73,842	11,317
Non-current liabilities	8,677	5,545	850
Noncontrolling interests	1,498	1,577	242

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

	For the twelve months ended September 30, (i)
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(In millions)
Total revenues	4,633	12,598	13,981	2,143
Gross profit	916	6,247	5,083	779
Loss from operations	(418)	(680)	(1,282)	(196)
Net loss	(372)	(638)	(832)	(128)
Net loss attributable to the investees	(352)	(933)	(891)	(137)

(i)	The Company adopted a one-quarter lag in reporting its share of losses in all of its equity investees.
Investments accounted for at fair value
Long-term equity investments in unlisted companies held by consolidated investment companies are accounted for at fair value in accordance with ASC 946-320. These investments are carried at fair value with realized or unrealized gains and losses recorded in “Others, net” in the consolidated statements of comprehensive income (loss).
The methodology used in the determination of fair values for held-to-maturity
debt investments,
available-for-sale
debt investments, equity investments with readily determinable fair values and other investment securities accounted for at fair value are disclosed in Note 25.
Long-term investments classification, excluding equity method investments and equity investments without readily determinable fair value, as of December 31, 2019 and 2020 are shown as below:

	As of December 31, 2019
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB
	(In millions)
Equity investments at fair value with readily determinable fair value	11,769	—	—	2,195	(2,630)	11,334
Available-for-sale debt investments	3,913	—	—	138	(81)	3,970
Investments accounted for at fair value	1,309	—	—	597	(87)	1,819

F
-
50

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

	As of December 31, 2020
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(In millions)
Equity investments at fair value with readily determinable fair value	8,419	—	—	7,342	(2,783)	12,978	1,989
Available-for-sale debt investments	2,804	—	—	166	(363)	2,607	400
Investments accounted for at fair value	1,580	—	—	885	(227)	2,238	343
Long-term held-to-maturity investments
Long-term held-to-maturity securities were mainly deposits in commercial banks with maturities of greater than one year and wealth management products issued by commercial banks and other financial institutions for which the Company has the positive intent and ability to hold those securities to maturity.
During the years ended December 31, 2018, 2019 and 2020, the Company recorded interest income from its long-term held-to-maturity investments of nil, RMB2 million and RMB118 million (US$18 million) in the consolidated statements of comprehensive income (loss), respectively.
Long-term held-to-maturity investments classification as of December 31, 2019 and 2020 were shown as below:

	As of December 31, 2019
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB
	(In millions)
Long-term held-to-maturity investments	496	—	(5)	—	—	491

	As of December 31, 2020
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(In millions)
Long-term held-to-maturity investments	9,740	14	—	—	—	9,754	1,495

F-
5
1

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

The following table summarizes amortized cost of long-term held-to-maturity investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
	(In millions)
Due in 1 year	—	—	—
Due in 1 year through 2 years	496	9,690	1,485
Due in 2 years through 3 years	—	50	8

Total	496	9,740	1,493

Available-for-sale
debt investments are convertible debt instruments issued by private companies and an investment in preferred shares that is redeemable at the Company’s option, which are measured at fair value. Investments in preferred shares that are redeemable at the Company’s option have no contractual maturity date.
The following table summarizes the estimated fair value of
available-for-sale
debt investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
	(In millions)
Due in 1 year	505	—	—
Due in 1 year through 5 years	10	1,587	244
Due in 5 years through 10 years	1,486	—	—
Not due at a single maturity date	1,969	1,020	156

Total	3,970	2,607	400

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
5.	LICENSED COPYRIGHTS, NET

	As of December 31, 2019
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB
	(In millions)
Licensed copyrights
—Broadcasting rights	32,038	(24,501)	(25)	7,512
—Sublicensing rights	4,633	(4,633)	—	—

	36,671	(29,134)	(25)	7,512

Less: current portion:
—Broadcasting rights	11,751	(10,501)	(25)	1,225
—Sublicensing rights	4,633	(4,633)	—	—

	16,384	(15,134)	(25)	1,225

Licensed copyrights—non-current
—Broadcasting rights	20,287	(14,000)	—	6,287
—Sublicensing rights	—	—	—	—

	20,287	(14,000)	—	6,287

	As of December 31, 2020
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB	US$
	(In millions)
Licensed copyrights
—Broadcasting rights	37,511	(29,688)	(353)	7,470	1,145
—Sublicensing rights	5,963	(5,963)	—	—	—

	43,474	(35,651)	(353)	7,470	1,145

Less: current portion:
—Broadcasting rights	8,661	(7,592)	(34)	1,035	159
—Sublicensing rights	5,963	(5,963)	—	—	—

	14,624	(13,555)	(34)	1,035	159

Licensed copyrights—non-current
—Broadcasting rights	28,850	(22,096)	(319)	6,435	986
—Sublicensing rights	—	—	—	—	—

	28,850	(22,096)	(319)	6,435	986

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Amortization expense of RMB12.1 billi
o
n, RMB12.7 billion and RMB11.5 billion (US$1.8 billion) for the years ended December 31, 2018, 2019 and 2020, respectively, was recognized as cost of revenues. Estimated amortization expense relating to the existing licensed copyrights for each of the next three years is as follow:

	RMB	US$
	(In millions)
Within 1 year	3,681	564
Between 1 and 2 years	1,351	207
Between 2 and 3 years	804	123
To supplement cash flow disclosure of investing activities in 2018 and 2019, acquisition of licensed copyrights included in current liabilities for the years ended December 31, 2018 and 2019 amounted to RMB6.3 billion and RMB5.5 billion, respectively. Acquisition of licensed copyrights from nonmonetary content exchanges for the years ended December 31, 2018 and 2019 amounted to RMB642 million and RMB968 million, respectively.

6.	PRODUCED CONTENT, NET

As of December 31,
2019
RMB
(In millions)
Released, less amortization	892
In production	3,075
In development	388

4,355

	As of December 31,
	2020	2020
	RMB	US$
	(In millions)
Released, less amortization and impairment
—Predominantly monetized with other content assets	1,857	285
—Predominantly monetized on its own	78	12

	1,935	297
In production, less impairment
—Predominantly monetized with other content assets	3,742	573
— Predominantly monetized on its own	82	13

	3,824	586
In development, less impairment
—Predominantly monetized with other content assets	666	102
—Predominantly monetize d on its own	131	20

	797	122
Total	6,556	1,005

Amortization expense of RMB3,024 million (US$463 million) and RMB1,095 million (US$168 million)
was recognized as cost of revenues in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2020, for produced content predominantly monetized with other content assets and for produced

F-5
4

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

content predominantly monetized on its own, respectively. Amortization expense for produced content was RMB2,266 million

RMB
2,977

million for the year ended December 31, 2018 and 2019, respectively. Estimated amortization expense relating to the existing produced content for each of the next three years is as follows:

	RMB	US$
	(In millions)
Due in 1 year	827	127
Between 1 and 2 years	296	45
Between 2 and 3 years	197	30

7.	ACCOUNTS RECEIVABLE

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
	(In millions)
Accounts receivable	8,344	9,988	1,530
Allowance for credit losses	(928)	(1,320)	(202)

	7,416	8,668	1,328

The movements in the allowance for credit losses were as follows:

	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(In millions)
Balance as of January 1	316	599	928	142
Adoption of ASU 2016-13	—	—	119	18
Amounts charged to expenses	299	331	455	70
Amounts written off	(16)	(2)	(182)	(28)

Balance as of December 31	599	928	1,320	202

F-5
5

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
8.	OTHER ASSETS

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
	(In millions)
Prepaid expenses	955	1,109	170
Advances to suppliers	964	1,053	161
Receivables from online payment agencies	585	440	67
Deposits	787	437	67
Prepaid licensed copyrights	1,225	1,035	159
Contract assets, net (i)	1,876	1,755	269
VAT prepayments	1,605	1,768	271
Income tax prepayments	499	130	20
Others	693	3,279	503

Total other current assets	9,189	11,006	1,687
Long-term prepaid expenses	4,176	3,084	473
Others	276	364	54

Total other non-current assets	4,452	3,448	527

(i)
The allowance for credit losses on contract assets was RMB
7
 million and RMB
27
 million (US$
4
 million) as of December 31, 2019 and December 31, 2020, respectively. The amounts charged to expenses for credit losses of contract assets and write-offs charged against the allowance were RMB
9
 million (US$
1
million) and
nil
, respectively, for the year ended December 31, 2020. The effect of adopting ASU 2016-13 was RMB
11
 million (US$
2
million ) to the opening balance of contract assets, net.

9.	FIXED ASSETS

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
	(In millions)
Computer equipment	29,592	33,150	5,080
Office building	4,628	4,697	720
Office building related facility, machinery and equipment	2,317	2,442	374
Vehicles	203	204	31
Office equipment	944	971	149
Leasehold improvements	391	386	59
Construction in progress	313	454	70

	38,388	42,304	6,483
Accumulated depreciation and impairment	(20,077)	(24,796)	(3,800)

	18,311	17,508	2,683

F-5
6

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Depreciation expense, for the years ended December 31, 2018, 2019 and 2020, was RMB3.7 billion, RMB5.6 billion and RMB5.7 billion (US$869 million), respectively. Impairment charges on fixed assets for the years ended December 31, 2018, 2019 and 2020 were not material.

10.	GOODWILL AND INTANGIBLE ASSETS
Goodwill
The Company had two reporting units, Baidu Core and iQIYI, as of December 31, 2019 and 2020.
The changes in the carrying amount of goodwill for each reporting unit from 2019 to 2020 was as follows:

	Baidu Core	iQIYI	Total
	RMB	RMB	RMB
	(In millions)
Balance at December 31, 2018	14,648	3,888	18,536

Goodwill acquired (Note 3)	978	—	978
Goodwill disposed (i)	(1,265)	—	(1,265)
Foreign currency translation and other adjustments	1	—	1

Balance at December 31, 2019	14,362	3,888	18,250
Goodwill acquired (Note 3)	3,998	—	3,998

Balance at December 31, 2020	18,360	3,888	22,248

Balance at December 31, 2020, in US$	2,814	596	3,410

(i)	Disposition during the year ended December 31, 2019 was primarily related to the deconsolidation of a subsidiary (Note 4).
Intangible Assets

	As of December 31, 2019
	Gross carrying value	Accumulated impairment	Accumulated amortization	Net carrying value
	RMB	RMB	RMB	RMB
	(In millions)
Trademarks	658	(2)	(182)	474
Technology	456	(52)	(188)	216
Intellectual property right	1548	(355)	(594)	599
Online literature	163	—	(40)	123
Others	805	(19)	(598)	188

	3,630	(428)	(1,602)	1,600

F-5
7

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

	As of December 31, 2020
	Gross carrying value	Accumulated impairment	Accumulated amortization	Net carrying value	Net carrying value
	RMB	RMB	RMB	RMB	US$
	(In millions)
Trademarks	1,054	(238)	(205)	611	94
Technology	1,087	(52)	(307)	728	112
Intellectual property right	1,599	(467)	(757)	375	57
Online literature	151	—	(54)	97	15
Others	899	(19)	(669)	211	32

	4,790	(776)	(1,992)	2,022	310

The carrying amounts of intangible assets with indefinite useful lives were insignif
i
cant as of December 31, 2019 and 2020.
The Company recognized impairment losses on intangible assets of RMB5 million, RMB406 million and RMB350 million (US$54 million) for the years ended December 31, 2018, 2019 and 2020, respectively. Impairment losses on intangible assets are recorded in cost of revenues.
Amortization expense of intangible assets were RMB385 million, RMB661 million and RMB544 million (US$83 million), for the years ended December 31, 2018, 2019 and 2020, respectively.
Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follow:

	RMB	US$
	(In millions)
For the years ending December 31,
2021	505	77
2022	448	69
2023	375	57
2024	337	52
2025	235	36

F-5
8

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
	(In millions)
Accrued other operating expenses	8,925	8,301	1,272
Content acquisition costs	7,267	6,734	1,032
Tax payable	3,115	3,779	579
Accrued payroll and welfare	2,407	3,508	538
Payable to noncontrolling interest shareholders	240	3,466	531
Traffic acquisition costs	2,772	2,467	378
Bandwidth costs	2,492	1,985	304
Accruals for purchases of fixed assets	1,220	1,270	195
Funds collected on behalf of service providers	498	523	80
Interest payable	310	487	75
Payable to merchants	310	307	47
Users’ and third party agents’ deposits	641	268	41
Others	2,504	3,621	555

	32,701	36,716	5,627

12.	LOANS PAYABLE
Short-term Loans
Short-term loans as of December 31, 2019 and 2020 amounted to RMB2.6 billion and RMB3.0 billion (US$462 million), respectively, which consisted of RMB denominated borrowings by the Company’s subsidiaries

from financial institutions in the PRC and were repayable within one year.
As of December 31, 2019, and 2020, the repayments of primarily all of the short-term loans are guaranteed by subsidiaries of iQIYI and either collateralized by an office building of one of iQIYI’s VIEs with a carrying amount of RMB562 million and RMB548 million (US$84 million) respectively, or restricted cash balances totaling US$139 million and US$4 million (equivalent to RMB23 million), respectively, or other receivables totaling nil and US$5 million (equivalent to RMB35 million), respectively.
As of December 31, 2019 and 2020, the weighted average interest rates for the outstanding borrowings were approximately 4.05% and 4.30%, respectively, and the aggregate amounts of unused lines of credit for short-term loans were RMB1.6 billion and RMB840 million (US$129 million), respectively.
Structured payable arrangements
In 2020, iQIYI entered into structured payable arrangements with banks or other financial institutions (“factoring arrangements”), which extended the original payment terms. Under the factoring arrangements, the suppliers’ receivables collection process was accelerated through selling its receivables from iQIYI to the banks or other financial institutions at a discount. iQIYI was legally obligated to pay the banks or other financial institutions in the amount totaling RMB396 (US$61 million), maturing within one year.
As a result of the factoring arrangements, the payment terms of the iQIYI’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from

F-5
9

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

accounts payables to loan borrowings from banks or other financial institutions. The proceeds from borrowings from banks or other financial institutions is a financing activity and is reported as “Proceeds from short-term loans” on the consolidated statements of cash flows. As of December 31, 2020, the outstanding borrowings from the factoring arrangements were RMB390 million (US$60 million), which is repayable within one year and are included in “Short-term loans” on the consolidated balance sheet.
Long-term Loans
Baidu
In June 2016, the Company entered into a
five-year
term revolving facility agreement with a group of 21 syndicated bankers, pursuant to which the Company is entitled to borrow an unsecured USD denominated floating rate loan of US$1.0 billion with a term of five years
and to borrow an unsecured USD denominated revolving loan of US$1.0 billion for five years
. The facility was priced at 110 basis points over LIBOR and is intended for the general working capital of the Company. In June 2016, the Company drew down two
tranches of US$

 million each under the facility commitment. In November 2016, the Company drew down two tranches of US$250 million each under the facility commitment. In connection with the facility agreements, the Company entered into four interest rate swap agreements, pursuant to which the loans would be settled with a fixed annual interest rate of 2.11%, 2.10%, 2.78% and 2.78% respectively, during the respective term of the loans.
The total outstanding borrowings were RMB7.0 billion and RMB6.5 billion (US$ 1.0 billion), which was classified as Long-term loans as of December 31, 2019 and reclassified to Long-term loans, current portion” as of December 31, 2020.
The interest rate swap agreements met the definition of a derivative in accordance with ASC Topic 815,
Derivatives and Hedging
(“ASC 815”). The derivatives related to the interest rate swap agreements are accounted at fair value and included in “Other non-current assets” on the consolidated balance sheets.
iQIYI
In 2017, iQIYI borrowed a secured RMB denominated loan of RMB299 million with an interest rate of 4.47% for a three-year
term from the Bank of China for its general working capital purposes. Pursuant to the agreement, the principal shall be repaid by installments from 2017 to 2020. As of December 31, 2019 and 2020, the repayment of the loan is guaranteed by a subsidiary of iQIYI and collateralized by an office building of one of iQIYI’s VIEs with a carrying amount of RMB562 million and RMB548 million (US$84 million), respectively. Principal repayments were made on the loan when they became due and amounted to RMB10 million and RMB274 million (US$42 million) for the years ended December 31, 2019 and 2020, respectively. The loan was fully repaid as of December 31, 2020.
In September 2019, iQIYI entered into a
two-year
loan agreement with JPMorgan Chase Bank, N.A., pursuant to which iQIYI is entitled to borrow a secured RMB denominated loan of RMB800 million for the general working capital of iQIYI. In 2019, iQIYI drew down RMB448 million with an interest rate of 3.55%. Pursuant to the agreement, the principal shall be repaid in installments from 2019 to 2021. As of December 31, 2019 and December 31, 2020, the repayment of the loan was collateralized by long-term held-to-maturity
debt securities with a stated cost of US$71 million and US$71 million (equivalent to RMB463 million), respectively. Principal repayments were made on the loan when they became due and amounted to RMB3 million and RMB34 million (US$5 million) for the years ended December 31, 2019 and 2020, respectively. The amount repayable within the next twelve months are classified as “Long-term loans, current portion”.

F-
60

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

In December 2018, iQIYI entered into a series of transactions (“reverse factoring arrangement”) in order to re-finance certain payables due to its suppliers. In the reverse factoring arrangement, iQIYI’s suppliers sold certain 2018 receivables due from iQIYI (the “2018 factored receivables”) to the financial institutions at a discount. The 2018 factored receivables were transferred to a securitization vehicle and used to securitize debt securities issued to third-party investors for gross proceeds of RMB446 million. Concurrently, iQIYI also entered into an agreement with the financial institutions to extend the repayment of the underlying payables to mirror the repayment terms for the asset-back debt securities with maturities in December 2019 and December 2020. Under such arrangement, the payable obligation between iQIYI and the suppliers was considered settled and iQIYI was legally obligated to pay the financial institutions thereafter. As the 2018 factored receivables were sold to the financial institutions and used to securitize the debt securities, the factored receivables are viewed as collateral for raising loans through the issuance of 2018 asset-backed debt securities. The borrowings have an effective interest rate of 7.00%.
In November 2019, the Company entered into a similar reverse factoring arrangement whereby iQIYI’s suppliers sold certain 2019 receivables due from iQIYI (the “2019 factored receivables”) amounting to RMB587 million to the financial institutions at a discount. The 2019 factored receivables were transferred to a securitization vehicle and used to securitize debt securities issued to third-party investors for gross proceeds of RMB500 million. Concurrently, iQIYI also entered into an agreement with the financial institutions to extend the repayment of the underlying payables to mirror the repayment terms for the 2019 asset-back debt securities which mature in November 2021. The borrowings have an effective interest rate of 5.97%.
The securitization vehicle was designed by iQIYI with the sole purpose to acquire receivable balances from iQIYI’s suppliers in order to securitize the senior asset-backed securities with guaranteed returns ranging from 5.0% to 5.5% sold to third-party investors. iQIYI has a variable interest in the securitization vehicle through its interest in the subordinated asset-backed securities issued by the securitization vehicle which bear the residual loss. As a result, iQIYI considers itself the primary beneficiary and consolidates the securitization vehicle given iQIYI has (i) the power to govern the activities that most significantly impact its economic performance, and (ii) is obligated to absorb losses that could potentially be significant to the securitization vehicle.
As a result of the series of transactions described above, the payment terms of iQIYI’s original trade payables were substantially modified and considered extinguished as the nature of the original liability has changed from that of a trade payable to loan borrowings from third-party investors
As of December 31, 2019 and 2020, the outstanding borrowings as a result of the reverse factoring arrangements were RMB898 million and RMB498 million (US$76 million), respectively. RMB75 million and RMB371 million (US$57 million) of 2018 asset-backed debt securities were repaid when they became due in December 2019 and December 2020, respectively. RMB30 million (US$5 million) of 2019 asset-backed debt securities was repaid when it became due in October 2020. RMB498 million (US$76 million) of asset-backed debt securities is repayable within one year and are included in “Long-term loans, current portion”.

F-
6
1

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

13.	NOTES PAYABLE
Baidu, Inc.
The Company issued and publicly sold unsecured senior notes, and the details of the tranches are shown below:

	Issue date	Principal amount (US$ million)	Mature date	Effective interest rate

2022 Ten-year Notes	November 28, 2012	750	November 28, 2022	3.59%
2019 Notes	June 9, 2014	1,000	June 9, 2019	3.00	% *
2020 Notes	June 30, 2015	750	June 30, 2020	3.13	% *
2025 Ten-year Notes	June 30, 2015	500	June 30, 2025	4.22%
2022 Five-year Notes	July 6, 2017	900	July 6, 2022	3.08%
2027 Notes	July 6, 2017	600	July 6, 2027	3.73%
2023 Notes	March 29, 2018	1,000	September 29, 2023	3.99%
2028 March Notes	March 29, 2018	500	March 29, 2028	4.50%
2024 Notes	November 14, 2018	600	May 14, 2024	4.51%
2024 Notes	December 10, 2018	250	May 14, 2024	4.54%
2028 November Notes	November 14, 2018	400	November 14, 2028	4.99%
2025 Five-year Notes	April 7, 2020	600	April 7, 2025	3.22%
2030 April Notes	April 7, 2020	400	April 7, 2030	3.54%
2026 Notes	October 9, 2020	650	April 9, 2026	1.81%
2030 October Notes	October 9, 2020	300	October 9, 2030	2.43%

*	The 2019 Notes and 2020 Notes were fully repaid when they became due
The notes listed above are collectively referred to as the “Notes.”
The 2022
Ten-year
Notes bear interest at the rate of 3.500% per annum. Interest is payable semi-annually
in arrears on and of each year, beginning on May 28, 2013.
The 2019 Notes bear interest at the rate of 2.750% per annum. Interest is payable semi-annually
in arrears on and of each year, beginning on December 9, 2014.
The 2020 Notes bear interest at the rate of 3.000% per annum and the 2025
Ten-year
Notes bear interest at the rate of 4.125% per annum. Interest is payable semi-annually
in arrears on and of each year, beginning on December 30, 2015.
The 2022 Five-year Notes bear interest at the rate of 2.875% per annum and the 2027 Notes bear interest at the rate of 3.625% per annum. Interest is payable semi-annually
in arrears on and of each year, beginning on January 6, 2018.
The 2023 Notes bear interest at the rate of 3.875% per annum and the 2028 March Notes bear interest at the rate of 4.375% per annum. Interest is payable semi-annually
in arrears on and of each year, beginning on September 29, 2018.
The 2024 Notes including US$600 million issued in November and US$250 million in December 2018, respectively, bear interest at the rate of 4.375% per annum and the 2028 November Notes bear interest at the rate of 4.875% per annum. Interest is payable semi-annually
in arrears on and of each year, beginning on May 14, 2019.

F-6
2

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

The 2025 Five-year Notes bear interest at the rate of 3.075% per annum and the 2030 April Notes bear interest at the rate of 3.425% per annum. Interest is payable semi-annually
in arrears on and of each year, beginning on October 7, 2020.
The 2026 Notes bear interest at the rate of 1.720% per annum and the 2030 October Notes bear interest at the rate of 2.375% per annum. Interest is payable semi-annually
in arrears on and of each year, beginning on April 9, 2021.
At maturity, the Notes are payable at their principal amount plus accrued and unpaid interest thereon
.
The Notes do not contain any financial covenants or other significant restrictions. In addition, the Notes are unsecured and rank lower than any secured obligation of the Group and have the same liquidation priority as any other unsecured liabilities of the Group, but senior to those expressly subordinated obligations, if any. The Company may, at its discretion, redeem all or any portion of the Notes at any time, at the greater of the principal amount and the make whole amount plus accrued and unpaid interest. In addition, for the 2023 Notes, 2028 March Notes, 2024 Notes and 2028 November Notes, 2025 Five-year Notes, 2030 April Notes, 2026 Notes and 2030 October Notes, the Company may at its discretion, redeem all or any portion of the Notes at one or three months before the maturity date of respective notes, at a price equal to the greater of 100% of the principal amount of such Notes plus accrued and unpaid interest, if any, to (but not including) the redemption date. As of December 31, 2020, the Company does not intend to redeem any portion of the Notes prior to the stated maturity dates. For certain Notes, the Company has the obligation to redeem the Notes if a change in control occurs as defined in the indenture of the Notes.
The outstanding Notes were issued at a discount amounting to US$20 million. The total issuance costs of US$36 million were presented as a direct deduction from the principal amount of the outstanding Notes on the consolidated balance sheets. Both the discount and the issuance costs are amortized as interest expense using the effective interest rate method through the maturity dates of the Notes.
The principal amount and unamortized discount and debt issuance costs as of December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
	(In millions)
Principal amount	43,519	48,638	7,454
Unamortized discount and debt issuance costs	(210)	(230)	(35)

	43,309	48,408	7,419

F-6
3

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s long-term debts (including the notes payable and loans payable (Note 12) but excluding convertible notes (Note 14)), in the succeeding five years and thereafter:

	RMB	US$
	(In millions)
For the years ending December 31,
2021	7,465	1,144
2022	10,766	1,650
2023	6,525	1,000
2024	5,546	850
2025	7,178	1,100
Thereafter	18,596	2,850

14.	CONVERTIBLE NOTES
iQIYI 2023 Convertible Notes
In December 2018, iQIYI issued US$750 million convertible senior notes due 2023 (“iQIYI 2023 Convertible Notes”). The iQIYI 2023 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable semi-annually in cash at a rate of 3.75% per annum with a maturity date of December 1, 2023, unless redeemed, repurchased or converted prior to such date. The initial conversion rate of the iQIYI 2023 Convertible Notes is 37.1830 of iQIYI’s ADSs per US$1,000 principal amount of the iQIYI 2023 Convertible Notes. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.
Concurrently with the issuance of the iQIYI 2023 Convertible Notes, iQIYI purchased capped call options on iQIYI’s ADS with certain counterparties at a price of US$68 million. The capped call exercise price is equal to the initial conversion price of the iQIYI 2023 Convertible Notes and the cap price is US$38.42 per ADS, subject to certain adjustments under the terms of the capped call transaction. The cost of the capped call was recorded as a reduction of the Company’s additional paid-in
capital and
non-controlling
interests on the consolidated balance sheets with no subsequent remeasurements to fair value.
As the conversion option may be settled entirely or partially in cash at iQIYI’s option, the Company separated the iQIYI 2023 Convertible Notes into liability and equity components in accordance with ASC Subtopic
470-20,
Debt with Conversion and Other Options
. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that did not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as additional paid-in
capital. Debt issuance costs were allocated to the liability and equity components based on the same proportion as the recognized amounts bifurcated based on gross proceeds from the iQIYI 2023 Convertible Notes. The difference between the principal amount of the iQIYI 2023 Convertible Notes and the liability component was considered debt discount and amortized at an effective interest rate of 7.04% to accrete the discounted carrying value of the iQIYI 2023 Convertible Notes to its face value on December 1, 2021, the put date of the iQIYI 2023 Convertible Notes. The holders may require iQIYI to repurchase all or portion of the iQIYI 2023 Convertible Notes for cash on
December 1, 2021
, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

F-6
4

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

iQIYI 2025 Convertible Notes
In March 2019, iQIYI issued US$1.2 billion convertible senior notes due 2025 (“iQIYI 2025 Convertible Notes”). The iQIYI 2025 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable semi-annually
in cash at a rate of 2.00% per annum with a maturity date of
April 1, 2025
, unless redeemed, repurchased or converted prior to such date. The initial conversion rate of the iQIYI 2025 Convertible Notes is 33.0003 of iQIYI’s ADSs per US$1,000 principal amount of the iQIYI 2025 Convertible Notes. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.
Concurrently with the issuance of the iQIYI 2025 Convertible Notes, iQIYI purchased capped call options on iQIYI’s ADS with certain counterparties at a price of US$85 million. The capped call exercise price is equal to the initial conversion price of the iQIYI 2025 Convertible Notes and the cap price is US$40.02 per ADS, subject to certain adjustments under the terms of the capped call transaction. The cost of the capped call was recorded as a reduction of the Company’s additional paid-in
capital and
non-controlling
interests on the consolidated balance sheets with no subsequent remeasurements to fair value.
The accounting of iQIYI 2025 Convertible Notes is similar to that of iQIYI 2023 Convertible Notes. The difference between the principal amount of the iQIYI 2025 Convertible Notes and the liability component was considered debt discount and amortized at an effective interest rate of 6.01% to accrete the discounted carrying value of the iQIYI 2025 Convertible Notes to its face value on April 1, 2023, the put date of the iQIYI 2025 Convertible Notes. The holders may require iQIYI to repurchase all or portion of the iQIYI 2025 Convertible Notes for cash on April 1, 2023, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
iQIYI 2026 Convertible Notes
In December, 2020, iQIYI issued US$800 million convertible senior notes (“ iQIYI 2026 Convertible Notes”). The iQIYI 2026 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable semi-annually
in cash at a rate of 4.00% per annum with a maturity date of
December 15, 2026
, unless redeemed, repurchased or converted prior to such date. The initial conversion rate of iQIYI 2026 Convertible Notes is 44.8179 of iQIYI’s ADSs per US$1,000 principal amount of the iQIYI 2026 Convertible Notes. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.
The accounting of iQIYI 2026 Convertible Notes is similar to that of iQIYI 2023 Convertible Notes. The difference between the principal amount of the iQIYI 2026 Convertible Notes and the liability component was considered debt discount and amortized at an effective interest rate of 6.94% to accrete the discounted carrying value of the iQIYI 2026 Convertible Notes to its face value on
August 1, 2024
, the put date of the iQIYI 2026 Convertible Notes. The holders may require iQIYI to repurchase all or portion of the iQIYI 2026 Convertible Notes for cash on August 1, 2024, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
The iQIYI 2023 Convertible Notes, the iQIYI 2025 Convertible Notes and the iQIYI 2026 Convertible Notes are collectively referred to the Convertible Notes.

F-6
5

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

The carrying amount of the Convertible Notes as of December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
	(In millions)
Liability component:
Principal	13,578	17,954	2,751
Less: unamortized debt discount	1,281	1,275	195
Net carrying amount	12,297	16,679	2,556
Equity component:
Carrying amount	1,349	1,744	267

For the years ended December 31, 2018, 2019 and 2020, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the liability component were RMB24 million, RMB670 million and RMB799 million (US$123 million), respectively. As of December 31, 2020, the liability component of the iQIYI 2023 Convertible Notes, the iQIYI 2025 Convertible Notes and the iQIYI 2026 Convertible Notes would be accreted up to the principal amount of US$750 million, US$1.2 billion and US$800 million over a remaining period of 0.92 years 2.25 years and 3.59 years, respectively. The amount repayable within the next twelve months are classified as “Convertible senior notes, current portion” on the consolidated balance sheets.
The aggregate scheduled maturities of RMB4.9 billion (US$750 million), RMB7.8 billion (US$1.2 billion) and RMB5.2 billion (US$800 million) of the Convertible Notes will be repaid when they become due in 2023, 2025 and 2026, respectively, assuming there is no conversion of the Convertible Notes, no redemption of the Convertible Notes prior to their maturities and the convertible senior notes bondholders hold the Convertible Notes until their maturities and iQIYI elects to fully settle the Convertible Notes in cash.

15.	LEASES
The Company’s operating leases mainly related to land, office facilities, IDC facilities and vehicles. For leases with terms greater than 12 months, the Company records the related asset and lease liability at the present value of lease payments over the term. Certain leases include rental escalation clauses, renewal options and/or termination options that are factored into the Company’s determination of lease payments when appropriate. As of December 31, 2020, finance leases were insignificant.
As of December 31, 2020, the weighted average remaining lease term was 16.2 years and weighted average discount rate was 4.53% for the Group’s operating leases.

F-6
6

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Operating lease cost was RMB2.7 billion and RMB3.0 billion (US$456 million) for the years ended December 31, 2019 and 2020, respectively, which excluded cost of short-term contracts. Short-term lease cost was RMB434 million and RMB427 million

(US$65 million) for the years ended December 31, 2019 and 2020, respectively. Variable lease cost was immaterial for the years ended December 31, 2019 and 2020. For the year ended December 31, 2019 and 2020, no lease cost for operating or finance leases was capitalized. Supplemental cash flow information related to operating leases was as follows:

	For the years ended December 31,
	2019	2020
	RMB	RMB	US$
	(In millions)
Cash payments for operating leases	2,631	5,187	795
ROU assets obtained in exchange for operating lease liabilities	3,896	2,841	435
Future lease payments under operating leases as of December 31, 2020 were as follows:

	Operating leases
	RMB	US$
	(In millions)
Year ending December 31,
2021	2,430	372
2022	1,856	284
2023	1,433	220
2024	1,032	158
2025	464	71
Thereafter	624	96

Total future lease payments	7,839	1,201
Less: Imputed interest	780	118

Total lease liability balance	7,059	1,083

As of December 31, 2020, additional operating leases that have not yet commenced were immaterial.

16.	INCOME TAXES
Cayman Islands and BVI
Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
Subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5%, and foreign-derived income is exempted from income tax. There are no withholding taxes in Hong Kong on remittance of dividends.
Japan
As a result of the Japanese tax regulations amendments, the effective income tax rate are approximately 31%, 31% and 31% for the years ended December 31, 2018, 2019 and 2020, respectively.

F-6
7

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

China
Under the PRC Enterprise Income Tax (“EIT”) Law, which has been effective since January 1, 2008, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to preferential tax treatments. Preferential EIT rates at 15% and 10% are available for qualified “High and New Technology Enterprises” (“HNTEs”) and “Key Software Enterprise” (“KSE”), respectively. The HNTE certificate is effective for a period of three years
and the KSE is subject to relevant governmental authorities’ annual assessment based on self-assessment supporting documents filed with the tax authorities each year.
Baidu Online, Baidu China and Baidu International enjoyed a reduced tax rate of 10% as qualified KSEs in 2018 and 2019. Certain other PRC subsidiaries and VIEs, including Baidu Netcom, are qualified HNTEs and enjoy a reduced tax rate of 15% for the years presented, which will expire in
2022
and
2023
. Certain entities must file required supporting documents with the tax authorities before using the preferential rates. Whether the entity is entitled to enjoy a preferential rate as a KSE is subject to relevant governmental authorities’ assessment each year. An entity could re-apply
for the HNTE certificate when the prior certificate expires. Historically, all of the Company’s subsidiaries and VIEs successfully re-applied
for the certificates when the prior ones expired.
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
Income (loss) before income taxes consists of:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(In millions)
PRC	23,524	13,076	19,711	3,021
Non-PRC	3,801	(13,416)	3,379	518

	27,325	(340)	23,090	3,539

Except for the investment related gain recognized, the
pre-tax
losses from
non-PRC
operations consist primarily of operating costs, administration expenses, interest expenses and share-based compensation expenses.

F-6
8

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Income taxes consist of:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(In millions)
Current income tax	6,184	3,564	4,668	716
Income tax refund due to reduced tax rate	(680)	(920)	(719)	(110)
Adjustments of deferred tax assets due to change in tax rates	—	9	(5)	(1)
Deferred income tax (benefit) expense	(761)	(705)	120	18

	4,743	1,948	4,064	623

The reconciliation of the actual income taxes to the amount of tax computed by applying the aforementioned statutory income tax rate to pre-tax
income is as follows:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(In millions, except for per share data)
Expected taxation at PRC statutory tax rate	6,831	(85)	5,773	885
Effect of differing tax rates in different jurisdictions	493	3,299	208	32
Non-taxable income	(1,555)	(419)	(995)	(152)
Non-deductible expenses	935	2,124	3,416	523
Research and development super-deduction	(1,047)	(1,245)	(1,549)	(237)
Effect of PRC preferential tax rates and tax holiday	(2,250)	(1,327)	(2,891)	(443)
Effect of tax rate changes on deferred taxes	—	9	(5)	(1)
Reversal of prior year’s EIT	(616)	(1,134)	(951)	(146)
PRC withholding tax	553	(224)	122	19
Addition to valuation allowance	1,399	950	936	143

Taxation for the year	4,743	1,948	4,064	623

Effective tax rate	17%	(573% )	18%	18%

Effect of preferential tax rates inside the PRC on basic earnings per Class A and Class B ordinary share ( Note )	0.81	0.49	1.06	0.16

Note:
Effect of preferential tax rates inside the PRC on basic earnings per Class A and Class B ordinary share for the years ended December 31, 2018, 2019 and 2020 have been retrospectively adjusted for the Share Subdivision that became effective on March 1, 2021, as detailed in Note 1 and Note 21

F-6
9

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

The tax effects of temporary differences that gave rise to the deferred tax balances at December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
	(In millions)
Deferred tax assets:
Allowance for credit loss	332	452	69
Accrued expenses, payroll and others	4,820	5,456	836
Fixed assets depreciation	151	106	16
Net operating loss carry-forward	1,733	1,811	278
Less: valuation allowance	(4,843)	(5,895)	(903)

Deferred tax assets, net	2,193	1,930	296

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
	(In millions)
Deferred tax liabilities:
Long-lived assets arising from acquisitions	275	406	62
Withholding tax on PRC subsidiaries’ undistributed earnings	1,621	1,381	212
Tax on capital gains	1,159	943	145
Others	218	593	90

	3,273	3,323	509

The Group offset deferred tax liabilities and assets pertaining to a particular tax-paying component of the Group within a particular jurisdiction. The total income tax expenses were RMB1.9 billion and RMB4.1 billion (US$623 million) for the years ended December 31, 2019 and 2020, respectively. The change in income tax expense is mainly due to changes of overall profits before tax. The effective tax rate for the year ended December 31, 2020 is lower than the PRC statutory EIT rate of

25
% mainly due to international income tax rate and preferential income tax rate impact, research and development super-deduction, and change in withhold rate and Key Software Enterprise status obtained.
As of December 31, 2020, the Company had tax losses of approximately RMB9.7 billion (US$1.5 billion) deriving from entities in the PRC, Hong Kong and Japan. The tax losses in Japan can be carried forward for nine years to offset future taxable profit. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period was extended to 10 years for entities qualified as HNTE in 2019 and thereafter. The tax losses of entities in the PRC and Japan will expire from 2021 to 20
30
, if not utilized. The tax losses in Hong Kong can be carried forward with no expiration date
.
The Company evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income (loss). The Company does not expect the amount of unrecognized tax benefits to increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to condu ct

examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years

F-
70

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

of 2015 - 2020 remain open to examination by the respective tax authorities. The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.
As of December 31, 2020, dividend distribution withholding tax for the potential remittance of earnings from the PRC subsidiaries to offshore entities was RMB1.4 billion. The Company believes that the underlying dividends will be distributed in the future for offshore use, such as merger and acquisition activities. The Company did not provide for additional deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries during the years presented on the basis of its intent to permanently reinvest its foreign subsidiaries’ earnings. As of December 31, 2020, the total amount of undistributed earnings from the PRC subsidiaries and the VIEs for which no withholding tax has been accrued was RMB154.1 billion (US$23.6 billion). Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable. Under the PRC tax regulations, dividends from PRC companies to their overseas parents in respect of earnings derived from January 1, 2008 onwards are subject to PRC dividend withholding tax at 10%. Such rate could be reduced to 5% should treaty benefits be applicable.

17.	EMPLOYEE DEFINED CONTRIBUTION PLAN
Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions. Total amounts for such employee benefits, which were expensed as incurred, were RMB2.9 billion, RMB3.2 billion and RMB2.7 billion (US$417 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

18.	COMMITMENTS AND CONTINGENCIES
Capital Commitments
The Group’s capital commitments primarily relate to commitments in connection with the expansion and improvement of its network infrastructure and its plan to build additional office buildings and cloud computing based data centers. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB754 million (US$116 million) as of December 31, 2020. Almost all of the commitments relating to the network infrastructure, office building and cloud computing based data centers are to be fulfilled within one year.

F-
7
1

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Commitments for bandwidth and property management fees
Future minimum payments under
non-cancelable
agreements for bandwidth and property management fees consist of the following as of December 31, 2020:

	RMB	US$
	(In millions)
2021	742	114
2022	323	50
2023	135	21
2024	81	12
2025	45	7
Thereafter	47	7

	1,373	211

Future minimum lease payments for operating lease commitments as of December 31, 2020 are disclosed in Note 15.
Licensed Copyrights and Produced Content Commitments
Future minimum payments under
non-cancelable
agreements for licensed copyrights and produced content consist of the following as of December 31, 2020:

	RMB	US$
	(In millions)
2021	10,480	1,606
2022	6,239	956
2023	3,421	524
2024	1,286	197
2025	345	53
Thereafter	—	—

	21,771	3,336

Investment Commitments
The Group’s investment commitments primarily relate to capital contribution obligations under certain arrangements which do not have contractual maturity date. The total investment commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB1.5 billion (US$223 million).
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

F-7
2

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

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
Historically, the Company was not required to make payments related to these obligations, and the fair value for these obligations was nil on the consolidated balance sheets as of December 31, 2019 and 2020.
Litigation
The Group was involved in certain cases pending in various PRC, U.S. and Brazil courts and arbitration as of December 31, 2020. These cases include copyright infringement cases, unfair competition cases, and defamation cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could result in a loss of revenue or otherwise harm the business of the Company.
Starting in April 2020, the Group and certain of its officers were named as defendants in putative securities class actions filed in federal court. The case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Group’s public disclosure documents related to Baidu Feed, which they believe did not comply with “PRC laws and regulations in all material respects”. In addition, the Group received a complaint alleging that between April 8, 2016 and August 13, 2020, the Group made material misrepresentations in disclosures filed with the SEC by misrepresenting the financial and business condition of iQIYI and failing to disclose that iQIYI had inadequate controls. Both of those cases remain in preliminary stage, the likelihood of any unfavorable outcome or the amount or range of any potential loss cannot be reasonably estimated at the issuance date of the consolidated financial statements. As a result, as of December 31, 2020, the Group did not record any liabilities for the loss contingencies pertaining to the cases described above.
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

F-7
3

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

19.	REDEEMABLE NONCONTROLLING INTERESTS

	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(In millions)
Balance as of January 1	11,022	716	1,109	170
Business combinations (Note 3)	698	182	—	—
Issuance of subsidiary shares	—	100	1,866	286
Accretion of redeemable noncontrolling interests	146	111	127	19
Conversion of iQIYI preferred shares recognized as redeemable noncontrolling interests to ordinary shares	(11,150)	—	—	—

Balance as of December 31	716	1,109	3,102	475

In October 2018, the Company acquired additional shares of a former equity method investee, resulting in the investee becoming a subsidiary of the Company. The subsidiary had issued 159,820,917 outstanding preferred shares to certain shareholders, which could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the subsidiary. Therefore, these preferred shares were accounted for as redeemable noncontrolling interests (Note 3).
In September 2020, the Company entered into definitive agreements to issue Series A preferred shares of the Group’s smart living business, or Smart Living Group (“SLG”). SLG had issued 61,666,667 outstanding preferred shares to certain shareholders, which could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the subsidiary. Therefore, these preferred shares were accounted for as redeemable noncontrolling interests.
The Company accounts for the changes in accretion to the redemption value in accordance with ASC Topic 480,
Distinguishing Liabilities from Equity.
The Company elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interest.

20.	SHAREHOLDERS’ EQUITY
Ordinary Shares
The authorized share capital consisted of 69,632,000,000 ordinary shares (previously 870,400,000 ordinary shares before the Share Subdivision as detailed in Note 1) at a par value of US$0.000000625 per share (previously US$0.00005 per share before the Share Subdivision as detailed in Note 1), of which 66,000,000,000 shares were designated as Class A ordinary shares, 2,832,000,000 as Class B ordinary shares, and 800,000,000 shares designated as preferred shares (previously 825,000,000 shares were designated as Class A ordinary shares, 35,400,000 as Class B ordinary shares, and 10,000,000 shares designated as preferred shares before the Share Subdivision as detailed in Note 1). The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. The number of Class B ordinary shares transferred to Class A ordinary shares was nil, nil and 4,200,000 in the years ended December 31, 2018, 2019 and 2020, respectively.

F-7
4

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

As of December 31, 2020, there were 2,107,228,720 and 571,900,320 Class A and Class B ordinary shares outstanding (previously 26,340,359 and 7,148,754 Class A and Class B ordinary shares before the Share Subdivision as detailed in Note 1), respectively. As of December 31, 2019 and 2020, there were no preferred shares issued and outstanding.
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
On May 13, 2020, the Company announced a share repurchase program (“2020 share repurchase program”) under which the Company proposed to acquire up to an aggregate of US$1.0 billion of its ordinary shares, effective until July 1, 2021 in the open market or through privately negotiated transactions, depending on market conditions and in accordance with applicable rules and regulations. In August 2020, the board of directors approved a change to the 2020 share repurchase program, increasing the repurchase authorization from US$1.0 billion to US$3.0 billion, and in December 2020, the repurchase authorization was further increased from US$3.0 billion to US$4.5 billion, which is effective through December 31, 2022.
The Company repurchased 16,573,200, 53,162,720 and 126,096,000 Class A ordinary shares (previously 207,165, 664,534 and 1,576,200 Class A ordinary shares before the Share Subdivision as detailed in Note 1) from the open market with an aggregate purchase price of RMB3.3 billion, RMB5.0 billion and RMB13.1 billion (US$2.0 billion) during the years ended December 31, 2018, 2019 and 2020. The repurchased shares were cancelled under Cayman Islands law upon repurchase and the difference between the par value and the repurchase price was debited to retained earnings.
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

F-7
5

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

General reserve and statutory surplus funds are restricted to set-off
against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare funds are restricted to capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in the form of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation.

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
	(In millions)
PRC statutory reserve funds	626	806	123
Unreserved retained earnings	125,642	134,478	20,610

Total retained earnings	126,268	135,284	20,733

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no
legal ownership, totaling RMB40.8 billion and RMB45.0 billion (US$6.9 billion) as of December 31, 2019 and 2020, respectively.
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

F-7
6

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Accumulated Other Comprehensive Income (Loss)
The changes in accumulated other comprehensive income (loss) by component, net of tax, were as follows:

	Foreign currency translation adjustment	Unrealized gains on available-for-sale investments	Total
	RMB	RMB	RMB
	(In millions)
Balance at December 31, 2017	(888)	1,818	930

Cumulative effect of accounting change *	—	(1,854)	(1,854)
Other comprehensive income before reclassification	114	4,117	4,231
Amounts reclassified from accumulated other comprehensive income	80	(2,171)	(2,091)

Net current-period other comprehensive income	194	92	286
Other comprehensive income attribute to noncontrolling interests and redeemable noncontrolling interests	(1,006)	—	(1,006)

Balance at December 31, 2018	(1,700)	1,910	210

Other comprehensive income before reclassification	207	1,981	2,188
Amounts reclassified from accumulated other comprehensive income	(989)	(2,689)	(3,678)

Net current-period other comprehensive loss	(782)	(708)	(1,490)
Other comprehensive income attribute to noncontrolling interests and redeemable noncontrolling interests	(102)	(1)	(103)

Balance at December 31, 2019	(2,584)	1,201	(1,383)

Other comprehensive income before reclassification	1,936	380	2,316
Amounts reclassified from accumulated other comprehensive income	—	(541)	(541)

Net current-period other comprehensive income (loss)	1,936	(161)	1,775
Other comprehensive income attribute to noncontrolling interests and redeemable noncontrolling interests	(192)	(1)	(193)

Balance at December 31, 2020	(840)	1,039	199

Balance at December 31, 2020, in US$	(129)	159	30

*
Adjustment of net unrealized gains related to
available-for-sale
equity investments from accumulated other comprehensive income to opening retained earnings as a result of the adoption of ASU 2016-13 on January 1, 2018.

The amounts reclassified out of accumulated other comprehensive income represent realized foreign currency translation adjustments, which mainly arise from the disposal of partial interests in Trip and realized gains on the sales of available-for-sale
investments, which were recorded in “Others, net” in the consolidated statements of comprehensive income (loss). The amounts reclassified were determined on the basis of specific identification. Losses on intracompany foreign currency transactions that are of a long-term-investment nature in the amount of nil, nil and RMB1.2 billion (US$189 million) were included in the foreign currency translation adjustment for the years ended December 31, 2018, 2019 and 2020, respectively.
In October 2019, the Company completed a partial disposal of its investment in Trip and the corresponding accumulated other comprehensive income of RMB989 million was reclassified to income and recorded as “Others, net” in the consolidated statement of comprehensive loss for the year ended December 31, 2019.

F-7
7

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

The following table sets forth the tax benefit (expense) allocated to each component of other comprehensive income (loss) for the years ended December 31, 2018, 2019 and 2020:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(In millions)
Unrealized gains on available-for-sale investments
Other comprehensive income before reclassification	(409)	(280)	(59)	(9)
Amounts reclassified from accumulated other comprehensive income	328	402	83	13

Net current-period other comprehensive income (loss)	(81)	122	24	4

21.	EARNINGS PER SHARE (“EPS”)
Following the Share Subdivision as detailed in Note 1, each ordinary share was subdivided into eighty ordinary shares and each ADS represents eight Class A ordinary shares. The weighted average number of ordinary shares used for the calculation of basic and diluted earnings per share/ADS for the years ended December 31, 2018 and 2019 have been retrospectively adjusted.
A reconciliation of net income attributable to Baidu, Inc. in the consolidated statements of comprehensive income (loss) to the numerator for the computation of basic and diluted per share for the years ended December 31, 2018, 2019 and 2020 is as follows:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(In millions, including number of shares and ADS, except for per share and per ADS data)
Net income attributable to Baidu, Inc.	27,573	2,057	22,472	3,444
Accretion of the redeemable noncontrolling interests	(130)	(77)	(88)	(13)

Numerator for basic EPS computation	27,443	1,980	22,384	3,431
Impact of subsidiaries’ and investees’ diluted earnings per share	—	(28)	—	—

Numerator for diluted EPS computation	27,443	1,952	22,384	3,431

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

The following table sets forth the computation of basic and diluted earnings per Class A and Class B ordinary share and basic and diluted earnings per ADS:

	For the years ended December 31,
	2018		2019		2020		2020
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	(In millions, including number of shares and ADS, except for per share and per ADS data)
Earnings per share—basic:
Numerator
Allocation of net income attributable to Baidu, Inc.	21,780	5,663	1,571	409	17,683	2,710	4,701	721

Denominator
Weighted average ordinary shares outstanding (Note)	2,216	576	2,211	576	2,158	2,158	574	574

Denominator used for basic EPS (Note)	2,216	576	2,211	576	2,158	2,158	574	574

Earnings per share—basic (Note)	9.83	9.83	0.71	0.71	8.19	1.26	8.19	1.26

Earnings per share—diluted:
Numerator
Allocation of net income attributable to Baidu, Inc. for diluted computation	21,824	5,619	1,549	403	17,723	2,716	4,661	715
Reallocation of net income attributable to Baidu, Inc. as a result of conversion of Class B to Class A shares	5,619	—	403	—	4,661	715	—	—

Numerator for diluted EPS calculation	27,443	5,619	1,952	403	22,384	3,431	4,661	715

Denominator
Weighted average ordinary shares outstanding (Note)	2,216	576	2,211	576	2,158	2,158	574	574
Conversion of Class B to Class A ordinary shares (Note)	576	—	576	—	574	574	—	—
Share-based awards (Note)	22	—	4	—	24	24	—	—

Denominator used for diluted EPS (Note)	2,814	576	2,791	576	2,756	2,756	574	574

Earnings per share—diluted (Note)	9.75	9.75	0.70	0.70	8.12	1.24	8.12	1.24

Earnings per ADS (1 ADS equals 8 Class A ordinary shares):
Denominator used for earnings per ADS—basic (Note)	277		276		270	270

Denominator used for earnings per ADS—diluted (Note)	352		349		344	344

Earnings per ADS—basic (Note)	78.64		5.68		65.54	10.04

Earnings per ADS—diluted (Note)	78.03		5.60		64.98	9.96

Note:
Basic and diluted net income per ordinary share, weighted average number of shares and the adjustments for dilutive restricted share and share options for the years ended December 31, 2018, 2019 and 2020 have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that became effective on March 1, 2021, as detailed in Note 1
The Company did not include certain stock options, restricted shares and the effect of convertible senior notes issued by iQIYI in the computation of diluted earnings per share for the years ended December 31, 2018, 2019 and 2020 because those stock options, restricted shares and convertible senior notes were anti-dilutive for earnings per share for the respective years.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

22.	SHARE-BASED AWARDS PLAN
Baidu, Inc.
2008 Share Incentive plan
In December 2008, the Company adopted a share incentive plan (the “2008 Plan”), which provides for the granting of share incentives, including incentive share options (“ISOs”), restricted shares and any other form of award pursuant to the 2008 Plan, to members of the board, employees, consultants and non-employees
of the Company. The Company reserved 274,302,160 Class A ordinary shares (previously 3,428,777 Class A ordinary shares before the Share Subdivision as detailed in Note 1) for issuance under the 2008 Plan, which expired in the year 2018. The vesting schedule, time and condition to exercise options is determined by the Company’s compensation committee. The term of the options may not exceed ten years from the date of the grant, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of the Company’s share capital.
Under the 2008 Plan, the exercise price of an option may be amended or adjusted at the discretion of the compensation committee, the determination of which would be final, binding and conclusive. To the extent not prohibited by applicable laws or exchange rules, a downward adjustment of the exercise prices would be effective without the approval of the Company’s shareholders or the approval of the affected grantees. If the Company grants an ISO to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of the Company’s share capital, the exercise price cannot be less than 110% of the fair market value of the Company’s ordinary shares on the date of that grant
.

2018 Share Incentive Plan
In July 2018, the Company adopted a share incentive plan (the “2018 Plan”), which provides for the granting of share incentives, including ISOs, restricted shares and any other form of award pursuant to the 2018 Plan, to members of the board, employees, consultants, and non-employees
of the Company. The 2018 Plan has a
ten-year
term and a maximum number of 275,516,000 Class A ordinary shares (previously 3,443,950 Class A ordinary shares before the Share Subdivision as detailed in Note 1) available for issuance pursuant to all awards under the 2018 Plan.
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
Following the Share Subdivision that became effective on March 1, 2021 as detailed in Note 1 and Note 21, each Class A ordinary share was subdivided into eighty Class A ordinary shares and each ADS represents eight Class A ordinary shares. Prior and subsequent to March 1, 2021, one ordinary share was and will be issuable upon the vesting of one outstanding restricted share or the exercise of one outstanding share option, respectively. Therefore, following the Share Subdivision, each share option and restricted share is subdivided into eighty share options and eighty restricted shares, the weighted average grant date fair value per restricted share and the weighted average exercise price per share option is diluted by eighty times. The number of restricted shares and share options, the weighted average grant date fair value per restricted share and the weighted average exercise price per share option has been retrospectively adjusted for the Share Subdivision in the following tables.

F-
80

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Incentive share options
The following table summarizes the option activity for the years ended December 31, 2020:

	Number of share options (Note)	Weighted average exercise price (US$) (Note)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$ in millions)
Incentive share options
Outstanding, December 31, 2019	29,854,480	17	8	72
Granted	1,028,240	11
Exercised	(3,516,400)	13
Forfeited/Cancelled	(3,147,280)	17

Outstanding, December 31, 2020	24,219,040	17	7	245

Vested and expected to vest at December 31, 2020	19,756,080	18	7	186

Exercisable at December 31, 2020	12,098,400	21	5	78

Note:
The number of share options and weighted average exercise price has been retrospectively adjusted for the Share Subdivision that became effective on March 1, 2021 as detailed in Note 1 and Note 21.
The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2020 and the exercise price.
Total intrinsic value of options exercised for the years ended December 31, 2018, 2019 and 2020 was RMB474 million, RMB77 million and RMB157 million (US$24 million), respectively. The total fair value of options vested during the years ended December 31, 2018, 2019 and 2020 was RMB956 million, RMB216 million and RMB261 million (US$40 million), respectively.
Share options are usually subject to vesting schedules ranging from two to four years. As of December 31, 2020, RMB215 million (US$33 million) of unrecognized share-based compensation cost related to share options is expected to be recognized over a weighted-average vesting period of 1.8 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from expectation.
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
The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	For the years ended December 31
	2018	2019	2020
Risk-free interest rate	2.57%	1.58%~2.49%	1.51~1.52%
Dividend yield	—	—	—
Expected volatility range	34.47%~35.36%	34.62%~35.14%	34.83%~34.92%
Expected life (in years)	4.89~6.25	5.83~6.03	5.90~6.01

F-
8
1

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
In addition, the Company recognizes share-based compensation expense net of estimated forfeiture rates, to recognize compensation cost for shares expected to vest over the service period of the award. Estimated forfeiture rates are primarily based on historical experience of employee turnover. To the extent the Company revises this estimate in the future, share-based compensation expense could be materially impacted in the year of revision, as well as in the following years
.
The exercise price of options granted during the years ended December 31, 2018, 2019 and 2020 equaled the market price of the ordinary shares on the grant date. The weighted-average grant-date fair value of options granted during the years ended December 31, 2018, 2019, and 2020 was US$13, US$5, and US$9, respectively.
Restricted Shares
Restricted Shares activity for the year ended December 31, 2020 was as follow:

	Number of shares (Note)	Weighted average grant date fair value (US$) (Note)
Restricted Shares
Unvested, December 31, 2019	113,604,320	19
Granted	73,900,080	14
Vested	(35,078,640)	20
Forfeited/Cancelled	(21,924,240)	17

Unvested, December 31, 2020	130,501,520	16

Note:
The number of restricted shares and weighted average grant date fair value has been retrospectively adjusted for the Share Subdivision that became effective on March 1, 2021 as detailed in Note 1 and Note 21.
The total fair value of the Restricted Shares vested during the years ended December 31, 2018, 2019 and 2020 was RMB3.4 billion, RMB4.1 billion, RMB4.6 billion (US$700 million), respectively. The weighted-average grant-date fair value of the Restricted Shares granted during the years ended December 31, 2018, 2019, and 2020 was US$28, US$16, and US$14, respectively.
As of December 31, 2020, there was RMB6.4 billion (US$1.0 billion) of unrecognized share-based compensation cost related to Restricted Shares, which is expected to be recognized over a weighted-average vesting period of

3.0 years. To the extent the actual forfeiture rate is different from the original estimate, the actual share-based compensation costs related to these awards may be different from expectation. To the extent the Company revises this estimate in the future, share-based compensation expense could be materially impacted in the year of revision, as well as in the following years.
Subsidiaries-iQIYI
2010 Equity Incentive Plan
In October 2010, iQIYI adopted its 2010 Equity Incentive Plan (the “iQIYI 2010 Plan”), which permits the grant of restricted shares, options and share appreciation rights to the employees, directors, officers and consultants to purchase iQIYI’s ordinary shares. The 2010 Plan is valid and effective for an original term of ten years, and further extended to twenty years on September 15, 2020 commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under the 2010 Plan. As of December 31,

F-8
2

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

2
020, the share option pool under the iQIYI 2010 Plan approved by the Board of Directors of iQIYI was

589,729,714
iQIYI’s ordinary shares. All options granted vest over a
four
-year period, with
25
% of the awards vesting on the first anniversary, and the remaining
75
% of the awards vesting on a quarterly basis thereafter.
The following table sets forth the summary of employee option activity under the iQIYI’s 2010 Plan:

	Number of share options	Weighted average exercise price ( US$ )	Weighted average remaining contractual life (Years)	Aggregate intrinsic value ( US$ in millions)
Outstanding, December 31, 2019	406,912,618	0.48	7	1,031
Granted	88,611,584	0.51
Forfeited	(12,111,374)	0.51
Exercised	(62,714,554)	0.44

Outstanding, December 31, 2020	420,698,274	0.49	7	846

Vested and expected to vest at December 31, 2020	401,055,919	0.48	7	807

Exercisable at December 31, 2020	245,054,484	0.47	7	498

As of December 31, 2020, there was RMB2.2 billion (US$338 million) of unrecognized share-based compensation cost related to share options granted by iQIYI. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.7 years.
2017 Share Incentive Plan
In November 2017, iQIYI adopted its 2017 Share Incentive Plan (the “iQIYI 2017 Plan”). Under the iQIYI 2017 Plan, iQIYI is authorized to grant options, restricted shares and restricted share units to members of the board, employees, consultants and other individuals for which the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 720,000 iQIYI’s ordinary shares. The iQIYI 2017 Plan is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there are no other vesting conditions for all the awards issued under the 2017 Plan. As of December 31, 2020, the unrecognized share-based compensation cost related to its Restricted Shares is insignificant.
The following table summarizes the share-based compensation cost recognized by iQIYI:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(In millions)
Expensed as cost of revenues	83	171	202	31
Expensed as selling, general and administrative	369	676	851	130
Expensed as research and development	104	238	317	49

	556	1,085	1,370	210

F-8
3

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

The following table summarizes the total share-based compensation cost recognized by the Group:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(In millions)
Expensed as cost of revenues	224	327	360	55
Expensed as selling, general and administrative	1,725	1,768	1,897	290
Expensed as research and development	2,727	3,531	4,471	686

	4,676	5,626	6,728	1,031

23.	RELATED PARTY TRANSACTIONS
Related party transactions primarily related to online marketing services, cloud services and other services provided by the Company to certain investees. The following table summarizes the revenue received from major related parties in fiscal year 2018, 2019 and 2020.

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Revenues:
Trip	774	627	204	31
Du Xiaoman	256	731	678	104
Investee C (i)	143	280	949	145
Others	421	1,394	1,015	156

Total	1,594	3,032	2,846	436

(i)	Investee C is one of the Company’ investees, over which the Company has significant influence.
The Group purchased produced content and licensed copyrights, traffic acquisition and other services from equity investees in an
amount

of
RMB
297
 million, RMB
3.0
 billion and RMB
1.9
billion (US$

million) for the years ended December 31, 2018, 2019 and 2020, respectively. Other related party transactions were insignificant for each of the years presented, which included reimbursements to Robin Li’s use of an aircraft beneficially owned by his family member used for the Company’s business purposes
.

F-8
4

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

As of December 31, 2019 and 2020, amounts due from/due to related parties were as follows:
Expect for the non-trade balances as of December 31, 2019 and 2020 relate to transactions disclosed below, amounts due from/due to related parties arising from the ordinary and usual course of business of the Group and were trade in nature.

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
	(In millions)
Amounts due from related parties, current:
Trip (i)	96	22	3
Du Xiaoman (ii)	737	306	47
Investee A (iii)	345	—	—
Investee C (iv)	115	212	32
Other related parties (v)	301	186	29

Total	1,594	726	111

Amounts due from related parties, non-current:
Du Xiaoman (ii)	3,391	3,398	521
Other related parties (vi)	173	40	6

Total	3,564	3,438	527

Amounts due to related parties, current:
Trip (vii)	49	50	8
Du Xiaoman (viii)	973	489	75
Investee A (ix)	476	—	—
Investee B (x)	249	175	27
Other related parties (xi)	484	610	93

Total	2,231	1,324	203

Amounts due to related parties, non-current:
Du Xiaoman (xii)	3,430	3,216	493
Investee B (x)	410	325	50
Other related parties (xiii)	6	2	—

Total	3,846	3,543	543

(i)	The balances mainly represent amounts arising from services the Company provided to Trip.
(ii)	The balances represent non-trade long-term loans due from Du Xiaoman with interest rates ranging from 0.00% to 0.50% in 2020, and amounts arising from services the Company provided to Du Xiaoman.
(iii)
The balance mainly represents a non-trade interest-bearing loan provided to Investee A, which was an equity investee as of December 31, 2019. The Company acquired Investee A on July 16, 2020, and accordingly, all corresponding outstanding balance has been eliminated in the consolidated balance sheet.

(iv)	The balances mainly represent amounts arising from services including online marketing services and cloud services the Company provided to Investee C.
(v)	The balances mainly represent amounts arising from services the Company provided to its investees in ordinary course of business.
(vi)	The balance consists of amount due from the Company’s investees in the ordinary course of business.
(vii)	The balances mainly represent amounts arising from services provided by Trip.

F-8
5

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(viii)
The balance represents amount due to Du Xiaoman arising from services provided by Du Xiaoman to the Company in the ordinary course of business and non-trade loans provided by Du Xiaoman with interest rates of nil in 2020.

(ix)
The balances mainly represent amounts arising from hardware products purchased from Investee A, and a non-trade
interest-bearing loan provided by the Investee A, as of December 31, 2019. The Company acquired Investee A on July 16, 2020, and accordingly, all corresponding outstanding balances have been eliminated in the consolidated balance sheet.

(x)	The balances mainly represent deferred revenue relating to the future services to be provided by the Company to Investee B which is an equity method investee.
(xi)
The balances mainly represent amounts arising from services including advertising services and licensing of content assets provided by the Company’s investees and non-trade amounts payable for acquiring the equity interest of the Company’s investees.

(xii)	The balances mainly represent non-trade interest-free long-term loans provided by Du Xiaoman.
(xiii)	The balance represents mainly deferred revenue relating to the future services to be provided by the Company to investees.

24.	SEGMENT REPORTING
The Company’s operations are organized into two
segments, consisting of Baidu Core and iQIYI. Within Baidu Core, the Company’s product and services offerings are categorized as follows—Mobile Ecosystem, Baidu Cloud and Apollo Intelligent Driving & Other Growth Initiatives. iQIYI is an innovative market-leading online entertainment service. iQIYI’s platform features iQIYI original content, as well as a comprehensive library of other professionally produced content (PPC), professional user generated content (PUGC) and user-generated content.
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

F-8
6

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

The table below provides a summary of the Group’s operating segment operating results for the year ended December 31, 2018.

	For the year ended December 31, 2018
	Baidu Core	iQIYI	Intersegment eliminations & adjustments	Consolidated
	RMB	RMB	RMB	RMB
	(In millions)
Total revenues	78,271	24,989	(983)	102,277

Operating costs and expenses:
Cost of revenues	25,370	27,133	(759)	51,744
Selling, general and administrative	15,310	4,168	(247)	19,231
Research and development	13,783	1,994	(5)	15,772

Total operating costs and expenses	54,463	33,295	(1,011)	86,747

Operating profit (loss)	23,808	(8,306)	28	15,530

Total other income (loss), net	13,169	(676)	(698)	11,795

Income (loss) before income taxes	36,977	(8,982)	(670)	27,325

Income taxes	4,664	79	—	4,743

Net income (loss)	32,313	(9,061)	(670)	22,582

Less: net income (loss) attributable to noncontrolling interests	(1,292)	49	(3,748)	(4,991)

Net income (loss) attributable to Baidu, Inc.	33,605	(9,110)	3,078	27,573

The table below provides a summary of the Group’s operating segment operating results for the year ended December 31, 2019.

	For the year ended December 31, 2019
	Baidu Core	iQIYI	Intersegment eliminations	Consolidated
	RMB	RMB	RMB	RMB
	(In millions)
Total revenues	79,711	28,994	(1,292)	107,413

Operating costs and expenses:
Cost of revenues	34,019	30,348	(1,517)	62,850
Selling, general and administrative	14,733	5,237	(60)	19,910
Research and development	15,698	2,667	(19)	18,346

Total operating costs and expenses	64,450	38,252	(1,596)	101,106

Operating profit (loss)	15,261	(9,258)	304	6,307

Total other income (loss), net	(5,680)	(967)	—	(6,647)

Income (loss) before income taxes	9,581	(10,225)	304	(340)

Income taxes	1,896	52	—	1,948

Net income (loss)	7,685	(10,277)	304	(2,288)

Less: net income (loss) attributable to noncontrolling interests	105	46	(4,496)	(4,345)

Net income (loss) attributable to Baidu, Inc.	7,580	(10,323)	4,800	2,057

F-8
7

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

The table below provides a summary of the Group’s operating segment operating results for the year ended December 31, 2020.

	For the year ended December 31, 2020
	Baidu Core		iQIYI		Intersegment eliminations		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(In millions)
Total revenues	78,684	12,059	29,707	4,553	(1,317)	(202)	107,074	16,410

Operating costs and expenses:
Cost of revenues	28,368	4,348	27,884	4,273	(1,094)	(167)	55,158	8,454
Selling, general and administrative	12,931	1,982	5,188	795	(56)	(8)	18,063	2,769
Research and development	16,847	2,581	2,676	410	(10)	(2)	19,513	2,989
Total operating costs and expenses	58,146	8,911	35,748	5,478	(1,160)	(177)	92,734	14,212

Operating profit (loss)	20,538	3,148	(6,041)	(925)	(157)	(25)	14,340	2,198

Total other income (loss), net	9,693	1,486	(943)	(145)	—	—	8,750	1,341

Income (loss) before income taxes	30,231	4,634	(6,984)	(1,070)	(157)	(25)	23,090	3,539

Income taxes	4,041	619	23	4	—	—	4,064	623

Net income (loss)	26,190	4,015	(7,007)	(1,074)	(157)	(25)	19,026	2,916

Less: net income (loss) attributable to noncontrolling interests	(334)	(50)	31	5	(3,143)	(483)	(3,446)	(528)

Net income (loss) attributable to Baidu, Inc.	26,524	4,065	(7,038)	(1,079)	2,986	458	22,472	3,444

The following table presents the Company’s revenues disaggregated by segment and by types of products or services:

	For the years ended
	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$
	(In millions)
Online marketing services	72,645	70,038	66,283	10,158
Cloud services ( N ote 1)	3,005	6,370	9,173	1,406
Interest income earned from provision of financial services	1,724	—	—	—
Others ( N ote 1)	897	3,303	3,228	495

Baidu Core Subtotal	78,271	79,711	78,684	12,059

Membership services ( N ote 1)	10,623	14,436	16,491	2,527
Online advertising services ( Note 2 )	9,329	8,271	6,822	1,046
Content distribution ( N ote 1)	2,163	2,544	2,660	408
Others ( N ote 1)	2,874	3,743	3,734	572

iQIYI Subtotal	24,989	28,994	29,707	4,553
Intersegment eliminations	(983)	(1,292)	(1,317)	(202)

Total revenue	102,277	107,413	107,074	16,410

Note 1: The revenues were presented as “Others” in the consolidated statements of comprehensive income (loss)

F-8
8

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Note 2: The revenues were presented as “Online marketing revenue” in the consolidated statements of comprehensive income (loss)

25.	FAIR VALUE MEASUREMENTS
ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follow
s
:

Level 1	–	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	–
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
Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis
In accordance with ASC 820, the Company measures equity investments with readily determinable fair value, investments accounted for at fair value, available-for-sale
debt investments and derivatives instruments at fair value on a recurring basis. The fair value of time deposits are determined based on the prevailing interest rates in the market. The fair values of the Company’s held-to-maturity
debt investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates. The fair value of the Company’s short-term available-for-sale
debt investments are measured using the income approach, based on quoted market interest rates of a similar instrument and other significant inputs derived from or corroborated by observable market data. The fair values of the Company’s equity investments in equity securities of publicly listed companies are measured using quoted market prices. The fair value of derivative instruments of interest rate swaps are based on broker quotes. The fair value of financial liability is estimated based on the quoted market price of a similar asset to the underlying assets. Investments accounted for at fair value are equity investments in unlisted companies held by consolidated investment companies, these investments and long-term available-for-sale
debt investments do not have readily determinable market value, which were categorized as Level 3 in the fair value hierarchy. The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees, future cash flow forecasts, liquidity factors and multiples of a selection of comparable companies.
The fair value of the Company’s notes payable are extracted directly from their quoted market prices. The fair value of the convertible senior notes are based on broker quotes. The Company carries the convertible senior notes at face value less unamortized debt discount and issuance costs on its consolidated balance sheets and presents the fair value for disclosure purposes only.

F-8
9

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Assets and liabilities measured on a recurring basis or disclosed at fair value are summarized below:

		Fair value measurement or disclosure at December 31, 2019 using
	Total fair value at December 31, 2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
	(In millions)
Fair value disclosure

Cash equivalents:
Time deposits	10,848		10,848
Money market funds	1,719	1,719

Short-term investments:
Held-to-maturity debt investments	107,654		107,654

Long-term investments:
Held-to-maturity debt investment	491		491

Long-term notes payable	45,282		45,282

Convertible senior notes	14,142		14,142

Fair value measurements on a recurring basis

Short-term investments:
Available-for-sale debt investments	5,637		5,637

Long-term investments:
Equity investments at fair value with readily determinable fair value	11,334	11,334
Investments accounted for at fair value	1,819			1,819
Available-for-sale debt investments	3,970			3,970

Other non-current assets:
Derivative instruments	24		24

Total assets measured at fair value	22,784	11,334	5,661	5,789

Accounts payable and accrued liabilities:
Derivative instruments	125			125

Amounts due to related parties, non-current:
Financial liability	401		401

Total liabilities measured at fair value	526		401	125

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

		Fair value measurement or disclosure at December 31, 2020 using
	Total fair value at December 31, 2020		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	US$	RMB	RMB	RMB
	(In millions)
Fair value disclosure

Cash equivalents:
Time deposits	16,133	2,472		16,133
Money market funds	198	30	198

Short-term investments:
Held-to-maturity debt investments	124,132	19,024		124,132

Convertible senior notes, current portion	4,967	761		4,967

Long-term investments:
Held-to-maturity debt investment	9,754	1,495		9,754

Long-term notes payable	52,575	8,057		52,575

Convertible senior notes, non-current portion	12,078	1,851		12,078

Fair value measurements on a recurring basis

Short-term investments:
Available-for-sale debt investments	2,865	439		2,865

Long-term investments:
Equity investments at fair value with readily determinable fair value	12,978	1,989	12,978
Investments accounted for at fair value	2,238	343			2,238
Available-for-sale debt investments	2,607	400			2,607

Total assets measured at fair value	20,688	3,171	12,978	2,865	4,845

Accounts payable and accrued liabilities:
Derivative instruments	40	6		40

Amounts due to related parties, current:
Financial liability	327	50		327

Total liabilities measured at fair value	367	56	—	367

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Reconciliations of assets categorized within Level 3 under the fair value hier
a
rchy are as follow:
Investments accounted for at fair value:

Amounts
RMB
(In millions)
Balance at December 31, 2018	1,457
Additions	282
Disposals	(128)
Net unrealized fair value increase recognized in earnings	197
Foreign currency translation adjustments	11

Balance at December 31, 2019	1,819
Additions	371
Disposals	(63)
Net unrealized fair value increase recognized in earnings	151
Foreign currency translation adjustments	(40)

Balance at December 31, 2020	2,238

Balance at December 31, 2020, in US$	343

Available-for-sale
debt investments:

Amounts
RMB
(In millions)
Balance at December 31, 2018	1,167
Additions	2,785
Disposals	(20)
Net unrealized fair value increase recognized in other comprehensive income	91
Accrued interest	48
Impairment	(81)
Foreign currency translation adjustments	(20)

Balance at December 31, 2019	3,970
Additions	5
Disposals	(500)
Reclassification	412
Conversion to equity investment	(1,355)
Share of losses in excess of equity method investment in ordinary shares	(82)
Net unrealized fair value increase recognized in other comprehensive income	153
Accrued interest	68
Foreign currency translation adjustments	(64)

Balance at December 31, 2020	2,607

Balance at December 31, 2020, in US$	400

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

Assets measured at fair value on a
non-recurring
basis
The Company measures certain
non-financial
assets on a nonrecurring basis
For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured
to fair value (Note 4). The
non-recurring
fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. These non-recurring
fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as expected volatility and probability of exit events as it relates to liquidation and redemption preferences. When there is impairment of equity securities accounted for under the measurement alternative and equity method investments, the non-recurring
fair value measurements are measured at the date of impairment. The fair values of the Company’s equity method investments in publicly listed companies are measured using quoted market prices. Estimating the fair value of investees without observable market prices is highly judgmental due to the subjectivity of the unobservable inputs (level 3) used in the valuation methodologies used to determine fair value, especially considering the increased market volatility in the global financial markets after the
COVID-19
outbreak. The Company uses valuation methodologies, primarily the market approach, which requires management to use unobservable inputs (level 3) such as selection of comparable companies and multiples, expected volatility, discount for lack of marketability and probability of exit events as it relates to liquidation and redemption preferences when applicable. These unobservable inputs and resulting fair value estimates may be affected by unexpected changes in future market or economic conditions. The fair value information presented is not as of the period’s end, and is sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented.
Other
non-financial
assets, intangible assets, licensed copyrights and produced content, would be measured at fair value whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The fair values of non-financial
long-lived assets were measured under income approach, based on the Company’s best estimation. Significant inputs used in the income approach primarily included future estimated cash flows and discount rate.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

The following table summarizes the Company’s financial assets held as of December 31, 2019 and 2020 for which a non-recurring
fair value measurement was recorded during the years

ended December 31, 2019 and 2020:

	Total Balance		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value adjustment		Impairment
	RMB	US$	RMB	RMB	RMB	RMB	US$	RMB	US$
	(In millions)
Fair value measurements on a non-recurring basis

As of December 31, 2019
Long-term investments	22,778		14,105	358	8,315	(230)		(9,989)
Intangible assets	76		—	—	76			(406)

As of December 31, 2020
Long-term investments (i)	14,205	2,177	367	—	13,838	3,725	571	(1,862)	(285)
Intangible assets (i)	62	10	—	—	62			(350)	(54)
Mainland China film group—Licensed copyrights as of March 31, 2020 (ii)	7,186	1,101	—	—	7,186			(390)	(60)
Mainland China film group—Produced contents as of March 31, 2020 (ii)	4,124	632	—	—	4,124			(210)	(32)
Produced content monetized on its own (iii)	40	6	—	—	40			(205)	(31)

(i)
Due to factors such as the outbreak of coronavirus (COVID-19) resulting in declined financial performances and changes in business circumstances of certain investees, the Company recognized impairment charges of long-term investments as of March 31, 2020 June 30, 2020 and December 31, 2020. For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value. The Company also recognized impairment loss on intangible assets as of March 31, 2020.

(ii)
The outbreak of
COVID-19
during the first quarter of 2020 also has resulted in a downward adjustment to forecasted advertising revenues for the Mainland China film group. As a result, the Company performed an assessment to determine whether the fair value of the Mainland China film group was less than its unamortized film costs as of March 31, 2020 with the assistance of a third-party valuation firm. The Company uses a discounted cash flow approach to estimate the fair value. The Company estimated the most likely future cash flows based on historical results, economic useful lives or license periods and perception of future performance. The Company has incorporated those cash outflows necessary to generate the cash inflows, including future production, operation, exploitation and administrative costs, which were estimated at 32%-37% of revenue in aggregate. The discount rate was determined to be the weighted average cost of capital of the Mainland China film group at 15%. As of March 31, 2020, the fair value of the Mainland China film group was less than its corresponding carrying value and resulted in the Company recognizing an impairment charge of RMB390 million (US$60 million) related to licensed copyrights and RMB210 million (US$32 million) related to produced content, respectively. The impairment charge was recognized as cost of revenues in the consolidated statement of comprehensive income for the year ended December 31, 2020.

F-9
4

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(iii)
In addition, due to adverse changes in the expected performance of certain produced content and the reduced amount of ultimate revenue expected to be recognized, an impairment charge of RMB205 million (US$31 million) was recognized for produced content predominantly monetized on its own and was recognized as cost of revenues in the consolidated statement of comprehensive income for the year ended December 31, 2020.

26.	SUBSEQUENT EVENTS
Acquisition of YY Live
In November 2020, the Company entered into definitive agreements with JOYY Inc. (“JOYY”), subsequently amended in February 2021, to acquire JOYY’s domestic video-based entertainment live streaming business in China (“YY Live”) for total cash consideration of US$3.3 billion (equivalent to approximately RMB21,532 million), subject to certain adjustments, as well as contingent cash consideration of up to US$300
m
illion (equivalent to approximately RMB2.0 billion) if certain performance conditions are met post-acquisition. The acquisition has been substantially completed, with certain customary matters remaining to be completed in the near future.
The transaction will be accounted for as a business combination. The initial accounting for the business combination is incomplete as the Company is still in the process of measuring the fair value of the consideration transferred, identifiable intangible assets and other assets and liabilities to be recognized upon acquisition, including deferred tax liabilities. Based on information available at this time, the Company determined a preliminary purchase price allocation based on the following provisional amounts: total consideration transferred of RMB22.1 billion which is mainly allocated to intangible assets of RMB6.8 billion, deferred tax liabilities of RMB1.0 billion, and resulting provisional goodwill of RMB16.2 billion, respectively.
iQIYI 2026 Notes and follow-on public offering of ADSs of iQIYI
In connection with the issuance of the iQIYI 2026 Convertible Notes on December 21, 2020, an additional US$100 million of principal amount was issued on January 8, 2021 pursuant to the underwriters’ exercise of their option to purchase additional notes. The net proceeds received by iQIYI for this additional issuance was US$98 million (equivalent to RMB641 million).
In connection with iQIYI’s follow-on offering on December 21, 2020, the underwriters had partially exercised their option to purchase additional ADSs of iQIYI. The net proceeds received by iQIYI for this issuance of additional Class A ordinary shares was US$78 million (equivalent to RMB510 million).
Unsecured US$ floating rate term loan and revolving loan of the Company
In February 2021, the Company entered into a non-binding term sheet for a term and revolving facility with a group of five mandated lead arrangers, bookrunners and underwriters, pursuant to which we plan to borrow an unsecured US$ denominated floating rate term loan of US$1.5 billion with a term of 5 years and to borrow an unsecured US$ denominated revolving loan of US$1.5 billion for 5 years. The facility is intended for our general working capital use.

F-95