Form 20-F
period 2021-12-31
Baidu, Inc.
filed 2022-03-28
CIK 1329099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form
20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For	the fiscal year ended December 31, 2021.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For	the transition period from to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from

to

Commission file number:
000-51469
Baidu, Inc.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
Baidu Campus

No. 10 Shangdi 10th Street
Haidian District
, Beijing 100085
The People’s Republic of China
(Address of principal executive offices)
Rong Luo, Chief Financial Officer
Telephone: +(86 10
) 5992-8888
Email: ir@baidu.com
Facsimile: +(86 10) 5992-0000
Baidu Campus
No. 10 Shangdi 10th Street,
Haidian District
, Beijing 100085
The People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares (each American depositary share representing eight Class A ordinary shares, par value US$0.000000625 per share )	BIDU	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.000000625 per share *		The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.000000625 per share	9888	The Stock Exchange of Hong Kong Limited

*	Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report
2,205,032,472
Class A ordinary shares and
559,300,320
Class B ordinary shares, par value US$0.000000625 per share, as of December 31, 2021.
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

•	“DAU”, or daily active user, refers to the average number of mobile devices that launched our mobile apps at least once during a day within a specific period;

•	“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;

•	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

•	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;

•	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

•
“Main Board” are to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;

•	“MAU”, or monthly active user, refers to the number of mobile devices that launched our mobile apps during a given month;

•	“our company” refers to Baidu, Inc.;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“SFO” refers to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;

•	“shares” or “ordinary shares” refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares;

•
“user traffic” or “traffic” refers generally to page views of a website, with “page views” measuring the number of web pages viewed by internet users over a specified period of time except that multiple page views of the same page viewed by the same user on the same day are counted only once;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•
“we,” “us,” “our,” or “Baidu” refers to Baidu, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated affiliated entities in China, including, but not limited to, Beijing Baidu Netcom Science Technology Co., Ltd., or Baidu Netcom;

•	“iQIYI” refers to iQIYI, Inc., a company incorporated in the Cayman Islands listed on Nasdaq under the symbol “IQ” and one of our subsidiaries;

•	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
On March 1, 2021, Baidu, Inc. effected a change to its authorized share capital by
1-to-80
subdivision of shares. Concurrently, Baidu, Inc. effected a proportionate change in ADS to Class A ordinary share ratio from 10 ADSs representing 1 Class A ordinary share to each ADS representing 8 Class A ordinary shares, or the Share Subdivision. Such changes been reflected retroactively throughout this document.
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

•	our operations and business prospects;

•	our business and operating strategies and our ability to implement such strategies;

•	our ability to develop and manage our operations and business;

•	competition for, among other things, capital, technology and skilled personnel;

•	our ability to control costs;

•	our ability to identify and conduct investments and acquisitions, obtain relevant regulatory approvals from governmental authorities, as well as integrate acquired target(s);

•	changes to regulatory and operating conditions in the industry and geographical markets in which we operate;

•	our dividend policy; and

•	all other risks and uncertainties described in “Item 3.D. Key Information—Risk Factors.”
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
Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.
PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information
Our Corporate Structure and Contractual Arrangements with our Consolidated Affiliated Entities
Baidu, Inc. is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our PRC subsidiaries and (ii) contractual arrangements with its consolidated affiliated entities based in China. PRC laws and regulations restrict and impose conditions on foreign investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we operate these businesses in China through our consolidated affiliated entities, and rely on contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities and their nominee shareholders to control the business operations of our consolidated affiliated entities. External revenues contributed by our consolidated affiliated entities accounted for 40%, 43% and 44% of our total external revenues for the years ended December 31, 2019, 2020 and 2021, respectively. As used in this annual report, “our company” refers to Baidu, Inc., whereas “we,” “us,” “our,” or “Baidu” refers to Baidu, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated affiliated entities in China, including but not limited to Beijing Baidu Netcom Science Technology Co., Ltd., or Baidu Netcom. Investors in our ADSs are not purchasing equity interest in our consolidated affiliated entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.
Our subsidiaries, our consolidated affiliated entities and their shareholders have entered into a series of contractual agreements. These contractual arrangements enable us to:

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
These contractual arrangements among our subsidiaries, our consolidated affiliated entities and their shareholders generally include proxy agreements, exclusive equity purchase and transfer option agreements or exclusive purchase option agreements, loan agreements, operating agreements or business operation agreements, exclusive technology consulting and services agreements, and equity pledge agreements, as the case may be. As for some of our consolidated affiliated entities, our subsidiaries have entered into additional business cooperation agreements, power of attorney, license agreements and/or commitment letters (as the case may be) with these consolidated affiliated entities and their respective shareholders. Terms contained in each set of contractual arrangements with our consolidated affiliated entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. The nominee shareholders of Baidu Netcom, Beijing Perusal and Beijing iQIYI, our consolidated affiliated entities, are directors or members of senior management of us or iQIYI. We or iQIYI consider such people suitable to act as the nominee shareholders of these consolidated affiliated entities because of, among other considerations, their contribution to us or iQIYI, their competence and their length of service with and loyalty to us or iQIYI. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities and the Nominee Shareholders.”
However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated affiliated entities and we may incur substantial costs to enforce the terms of the arrangements. If our consolidated affiliated entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our consolidated affiliated entities, and these agreements have not been tested in China courts. Furthermore, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of these entities in our financial statements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our contractual arrangements with our consolidated affiliated entities in China and the individual nominee shareholders may not be as effective in providing control over these entities as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The individual nominee shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may adversely affect our business. We do not have any arrangements in place to address such potential conflicts.”
There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our consolidated affiliated entities and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our consolidated affiliated entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect our business,” and “—Risks Relating to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the new PRC Foreign Investment Law and its Implementation Regulations and how it may impact the viability of our current corporate structure, corporate governance and business operations.”
Our corporate structure is subject to risks associated with our contractual arrangements with our consolidated affiliated entities. Our company and its investors may never have a direct ownership interest in the businesses that are conducted by our consolidated affiliated entities. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and our consolidated affiliated entities could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in our consolidated affiliated entities being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in China, are held by our consolidated affiliated entities. A significant part of our revenues are generated by our consolidated affiliated entities. An event that results in the deconsolidation of our consolidated affiliated entities would have a material effect on our operations and result in the value of the securities of our company diminish substantially or even become worthless. Our company, our PRC subsidiaries and consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our consolidated affiliated entities and, consequently, significantly affect the financial performance of our consolidated affiliated entities and our company as a whole. Baidu, Inc. may not be able to repay its indebtedness, and the Class A ordinary shares or ADSs of our company may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries and consolidated affiliated entities that conduct all or substantially all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Our company and our consolidated affiliated entities face various risks and uncertainties related to doing business in China. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. We also face risks associated with the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors as discussed under “—The Holding Foreign Companies Accountable Act.”. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”
PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the new PRC Foreign Investment Law and its Implementation Regulations and how it may impact the viability of our current corporate structure, corporate governance and business operations.”
The Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Permissions Required from the PRC Authorities for Our Operations
We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and consolidated affiliated entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and our consolidated affiliated entities in China, including, among others, the Value-Added Telecommunication Business Operating License, the Internet News Information Service License, the Short Messaging Service Access Code Certificate, the Online Audio/Video Program Transmission License, the Radio and Television Program Production License, the Surveying and Mapping Qualification Certificate for internet map services, the Internet Culture Business

Permit, the Internet Publication Service License, the Publication Business Operating License, the Qualification Certificate for Internet Drug Information Services, the Human Resource Services License, the Filing Certificate for the Online Transaction Platform, the Filing Certificate for Business of Category II Medical Devices, the Registration Certificate for Medical Devices, the Food Business License, the Medicine Business License, the Filing Certificate for the Online Publication Transaction Platform, the Internet Domain Name Services License and the License for Pilot Operation of Commercial Autonomous Transportation Services. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet and related business and companies.”
Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and our consolidated affiliated entities, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain such permissions by any PRC authority.
However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”
Cash Flows through Our Organization
Baidu, Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and consolidated affiliated entities in China. As a result, although other means are available for us to obtain financing at the holding company level, Baidu, Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by our PRC consolidated affiliated entities. If any of our subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to Baidu, Inc. In addition, our PRC subsidiaries are permitted to pay dividends to Baidu, Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and consolidated affiliated entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”
Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up
capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated affiliated entities in which we have no legal ownership, totaling RMB40.8 billion, RMB45.0 billion and RMB45.9 billion (US$7.2 billion) as of December 31, 2019, 2020 and 2021, respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and consolidated affiliated entities in China are subject to restrictions on paying dividends and making other payments to our holding company.”
In 2020, certain of our PRC subsidiaries have declared and distributed profits earned to Baidu (Hong Kong) Limited for an aggregate amount of US$1.5 billion; the dividend payments are subject to withholding tax. We have made tax provisions based on the corresponding tax rate. If our PRC subsidiaries further declare and distribute profits earned after January 1, 2008 in the future, the dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For the potential distributable profits to be distributed to our qualified Hong Kong incorporated subsidiary, the deferred tax liabilities are accrued at a 5% withholding tax rate. For more information on related risks, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—If our PRC subsidiaries declare and distribute dividends to their respective offshore parent companies, we will be required to pay more taxes, which could have a material and adverse effect on our result of operations.”
Under PRC law, Baidu Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our PRC consolidated affiliated entities only through loans, subject to satisfaction of applicable government registration and approval requirements.
For the years ended December 31, 2019, 2020 and 2021, Baidu, Inc. provided loans with principal amount of RMB1.5 billion, RMB10.0 billion and RMB14.5 billion (US$2.3 billion), respectively, to its subsidiaries, and the subsidiaries repaid principal amount of RMB13.0 billion, RMB15.4 billion and RMB4.9 billion (US$766 million), respectively, to Baidu, Inc.
For the years ended December 31, 2019, 2020 and 2021, the subsidiaries of Baidu, Inc. provided loans with principal amount of RMB3.3 billion, RMB6.5 billion and RMB3.1 billion (US$486 million), respectively, to Baidu, Inc. and Baidu, Inc. repaid principal amount of RMB3.1 billion, RMB3.5 billion and RMB3.0 billion (US$468 million), respectively, to its subsidiaries.
For the years ended December 31, 2019, 2020 and 2021, our PRC consolidated affiliated entities received RMB11.7 billion, RMB5.0 billion and RMB6.9 billion (US$1.1 billion), respectively, as capital contributions or loans from the subsidiaries of Baidu, Inc. and the PRC consolidated affiliated entities repaid principal amount of RMB9.1 billion, RMB1.1 billion, and nil, respectively, to the subsidiaries.
For the years ended December 31, 2019, 2020 and 2021, our PRC consolidated affiliated entities provided loans with principal amount of nil, RMB261 million and RMB450 million (US$71 million), respectively, to the subsidiaries of Baidu, Inc. and the subsidiaries repaid principal amount of nil, RMB36 million and RMB10 million (US$2 million), respectively, to our PRC consolidated affiliated entities.
Baidu, Inc. has not declared or paid any cash dividends, nor does it has any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

A.	Selected Financial Data
The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data and cash flow data for the three years ended December 31, 2019, 2020 and 2021 and the consolidated balance sheets data as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page
F-1.
The selected consolidated statements of comprehensive income data and cash flow data for the years ended December 31, 2017 and 2018 and the selected consolidated balance sheets data as of December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Starting from January 1, 2018, we adopted ASC Topic 606,
Revenue from contracts with Customers
(“ASC 606”), which reclassifies value added taxes, or VAT, from cost of revenues to net against revenues, among other changes. The consolidated statement of comprehensive income data for the years ended December 31, 2018, 2019, 2020 and 2021 presented below have been prepared in accordance with ASC 606, while the consolidated statements of comprehensive income data for the year ended December 31, 2017 presented below have been prepared in accordance with ASC Topic 605,
Revenue Recognition
(“ASC 605”).

	Year Ended December 31,
	2017 (1)	2018 (2)	2019 (2)	2020 (2)	2021 (2)
	RMB	RMB	RMB	RMB	RMB	US$

	(In millions, except per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Revenues:
Online marketing services	73,146	81,912	78,093	72,840	80,695	12,663
Others	11,663	20,365	29,320	34,234	43,798	6,873

Total revenues	84,809	102,277	107,413	107,074	124,493	19,536

Operating costs and expenses:
Cost of revenues	43,062	51,744	62,850	55,158	64,314	10,092
Selling, general and administrative	13,128	19,231	19,910	18,063	24,723	3,879
Research and development	12,928	15,772	18,346	19,513	24,938	3,914

Total operating costs and expenses	69,118	86,747	101,106	92,734	113,975	17,885

Operating profit	15,691	15,530	6,307	14,340	10,518	1,651

Total other income (loss), net	5,592	11,795	(6,647)	8,750	260	40

Income (loss) before income taxes	21,283	27,325	(340)	23,090	10,778	1,691

Income taxes	2,995	4,743	1,948	4,064	3,187	500

Net income (loss)	18,288	22,582	(2,288)	19,026	7,591	1,191

Less: Net loss attributable to non-controlling interests	(13)	(4,991)	(4,345)	(3,446)	(2,635)	(414)

Net income attributable to Baidu, Inc.	18,301	27,573	2,057	22,472	10,226	1,605

(1)	VAT is presented in cost of revenues rather than net against revenues in accordance with the legacy revenue accounting standard (ASC 605).
(2)	VAT is presented as net against revenues rather than in cost of revenues in accordance with the new revenue accounting standard (ASC 606).

	As of December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(In millions)
Consolidated Balance Sheets Data:
Cash and cash equivalents	11,084	27,638	33,443	35,782	36,850	5,783
Restricted cash	252	2,189	996	758	10,821	1,697
Short-term investments, net (1)	89,381	111,626	112,924	126,402	143,243	22,478
Total assets (2)	251,728	297,566	301,316	332,708	380,034	59,636
Short-term loans	1,244	3,046	2,618	3,016	4,168	654
Long-term loans, current portion	10	84	737	7,427	2	—
Long-term loans	6,701	7,456	7,804	—	12,629	1,982
Notes payable, current portion	6,500	6,871	5,219	—	10,505	1,648
Notes payable	29,111	42,735	38,090	48,408	43,120	6,766
Convertible senior notes, current portion	—	—	—	4,752	—	—
Convertible senior notes	—	4,712	12,297	11,927	12,652	1,985
Total liabilities	121,356	121,814	128,501	140,865	156,082	24,492
Total Baidu, Inc. shareholders’ equity	115,346	162,897	163,599	182,696	211,459	33,183

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
We adopted ASU
No. 2016-02:
Leases
on January 1, 2019 using the modified retrospective transition method.
Right-of-use
assets (“ROU assets”) and lease liabilities (including current and non-current)
for operating leases are presented on the face of the consolidated balance sheets as of December 31, 2019, 2020 and 2021, while the consolidated balance sheet data as of December 31, 2017 and 2018 have been prepared in accordance with ASC Topic 840,
Leases
(“ASC 840”).

	Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

			(In millions)
Consolidated Cash Flow Data:
Net cash provided by operating activities	32,828	35,967	28,458	24,200	20,122	3,158
Net cash used in investing activities	(76,949)	(34,460)	(19,974)	(27,552)	(31,444)	(4,934)
Net cash provided by (used in) financing activities	44,557	15,082	(3,873)	5,665	23,396	3,671
Net increase in cash, cash equivalents and restricted cash	120	18,491	4,612	2,101	11,131	1,747
Financial Information Related to the Consolidated Affiliated Entities
The following tables present the condensed consolidating schedule of financial performance, financial position and cash flows for our consolidated affiliated entities and other entities for the periods and as of the dates presented.
Selected Condensed Consolidated Statements of Comprehensive Income Information

	For the Year Ended December 31, 2021
	Baidu, Inc.	Subsidiaries	Consolidated Affiliated Entities and their subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Revenue	—	83,428	61,380	(20,315)	124,493
Net (loss) income	(2,245)	10,082	(220)	(26)	7,591

	For the Year Ended December 31, 2020
	Baidu, Inc.	Subsidiaries	Consolidated Affiliated Entities and their subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Revenue	—	69,425	52,666	(15,017)	107,074
Net (loss) income	(2,082)	19,083	2,091	(66)	19,026

	For the Year Ended December 31, 2019
	Baidu, Inc.	Subsidiaries	Consolidated Affiliated Entities and their subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Revenue	—	72,172	51,988	(16,747)	107,413
Net (loss) income	(1,530)	2,228	(2,950)	(36)	(2,288)
Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
	Baidu, Inc.	Subsidiaries	Consolidated Affiliated Entities and their subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Assets
Cash and cash equivalents	11,448	22,523	2,879	—	36,850
Short-term investments, net	6,499	133,758	2,986	—	143,243
Accounts receivable, net	—	2,491	7,490	—	9,981
Others	61	15,106	8,074	—	23,241
Total current assets	18,008	173,878	21,429	—	213,315
Fixed assets, net	199	13,923	8,905	—	23,027
Intangible assets, net	—	75	1,614	—	1,689
Licensed copyrights, net	—	4,969	2,289	—	7,258
Produced content, net	—	525	10,426	—	10,951
Long-term investments, net	—	44,334	22,998	—	67,332
Investments in subsidiaries and consolidated affiliated entities and their subsidiaries (1)	13,014	24,096	106	(37,216)	—
Operating lease right-of-use assets	—	4,989	7,076	—	12,065
Others	—	33,700	10,697	—	44,397
Total non-current assets	13,213	126,611	64,111	(37,216)	166,719
Amounts due from the entities within Baidu (2)	6,116	22,516	—	(28,632)	—
Total assets	37,337	323,005	85,540	(65,848)	380,034
Liabilities
Accounts payable and accrued liabilities	712	22,320	18,352	—	41,384
Customer deposits and deferred revenue	—	7,656	6,050	—	13,706
Operating lease liabilities	—	243	2,619	—	2,862
Others	10,450	2,515	3,571	—	16,536
Total current liabilities	11,162	32,734	30,592	—	74,488
Operating lease liabilities	—	316	5,253	—	5,569
Others	55,748	19,244	1,033	—	76,025
Total non-current liabilities	55,748	19,560	6,286	—	81,594
Amounts due to the entities within Baidu (2)	—	—	28,632	(28,632)	—
Total liabilities	66,910	52,294	65,510	(28,632)	156,082

	As of December 31, 2020
	Baidu, Inc.	Subsidiaries	Consolidated Affiliated Entities and their subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Assets
Cash and cash equivalents	4,079	29,355	2,348	—	35,782
Short-term investments, net	—	119,472	6,930	—	126,402
Accounts receivable, net	—	2,517	6,151	—	8,668
Others	78	3,852	8,560	—	12,490
Total current assets	4,157	155,196	23,989	—	183,342
Fixed assets, net	192	12,338	4,978	—	17,508
Intangible assets, net	—	523	1,499	—	2,022
Licensed copyrights, net	—	5,442	993	—	6,435
Produced content, net	—	426	6,130	—	6,556
Long-term investments, net	—	57,141	19,092	—	76,233
Investments in subsidiaries and consolidated affiliated entities and their subsidiaries (1)	8,471	22,051	1,615	(32,137)	—
Operating lease right-of-use assets	—	3,344	6,460	—	9,804
Others	—	23,091	7,717	—	30,808
Total non-current assets	8,663	124,356	48,484	(32,137)	149,366
Amounts due from the entities within Baidu (2)	—	23,446	—	(23,446)	—
Total assets	12,820	302,998	72,473	(55,583)	332,708
Liabilities
Accounts payable and accrued liabilities	649	21,704	14,363	—	36,716
Customer deposits and deferred revenue	—	6,635	5,991	—	12,626
Operating lease liabilities	—	298	2,068	—	2,366
Others	6,453	7,595	2,629	—	16,677
Total current liabilities	7,102	36,232	25,051	—	68,385
Operating lease liabilities	—	317	4,376	—	4,693
Others	48,408	18,236	1,143	—	67,787
Total non-current liabilities	48,408	18,553	5,519	—	72,480
Amounts due to the entities within Baidu (2)	3,854	—	19,592	(23,446)	—
Total liabilities	59,364	54,785	50,162	(23,446)	140,865

Note:
(1)	It represents the elimination of the investment in our subsidiaries and consolidated affiliated entities and their subsidiaries.
(2)	It represents the elimination of intercompany balances among Baidu, Inc., our subsidiaries and consolidated affiliated entities and their subsidiaries.
Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
	Baidu, Inc.	Subsidiaries	Consolidated Affiliated Entities and their subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Net cash (used in)/provided by operating activities	(1,853)	17,717	4,121	137	20,122
Net cash (used in)/provided by investing activities	(16,183)	(24,971)	(7,551)	17,261	(31,444)
Net cash provided by/(used in) financing activities	25,628	11,167	3,999	(17,398)	23,396

	For the Year Ended December 31, 2020
	Baidu, Inc.	Subsidiaries	Consolidated Affiliated Entities and their subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Net cash (used in)/provided by operating activities	(1,912)	21,346	4,616	150	24,200
Net cash provided by/(used in) investing activities	5,921	(26,396)	(8,382)	1,305	(27,552)
Net cash (used in)/provided by financing activities	(1,757)	5,018	3,859	(1,455)	5,665

	For the Year Ended December 31, 2019
	Baidu, Inc.	Subsidiaries	Consolidated Affiliated Entities and their subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Net cash (used in)/provided by operating activities	(1,720)	28,413	1,649	116	28,458
Net cash provided by/(used in) investing activities	12,870	(19,817)	(4,829)	(8,198)	(19,974)
Net cash (used in)/provided by financing activities	(11,494)	(4,065)	3,604	8,082	(3,873)

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Summary of Risk Factors
An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.
Risks Related to Our Business and Industry

•	If we fail to retain existing customers or attract new customers for our online marketing services, our business, results of operations and growth prospects could be seriously harmed;

•	Our business and results of operations could continue to be materially and adversely affected by the challenging macroeconomic environment impacting online marketing demand;

•	Our business depends on a strong brand, and if we are unable to maintain and enhance our brand, our business and results of operations may be harmed;

•	We face risks associated with our proposed acquisition of YY Live and its online live streaming business;

•	We face significant competition and may suffer from loss of users and customers as a result;

•	If our expansions into new businesses are not successful, our results of operation and growth prospects may be materially and adversely affected;

•	We have experienced slowdowns and declines in our revenues, and we may sustain net loss from time to time, and we may experience downward pressure on our operating and profit margins in the future;

•
Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or declines in user growth or engagement, or otherwise harm our business; and

•	We have been and may again be subject to legal proceedings, claims and investigations and could be adversely impacted by unfavorable results of legal proceedings and investigations.
Risks Related to Our Corporate Structure

•
Our company is a Cayman Islands holding company with no equity ownership in our consolidated affiliated entities and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our consolidated affiliated entities with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in our consolidated affiliated entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with our consolidated affiliated entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, our consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our consolidated affiliated entities and, consequently, significantly affect the financial performance of our consolidated affiliated entities and our company as a group;

•
Our contractual arrangements with our consolidated affiliated entities in China and the individual nominee shareholders may not be as effective in providing control over these entities as direct ownership; and

•
We are in the process of registering the pledges of equity interests by nominee shareholders of some of our consolidated affiliated entities, and we may not be able to enforce the equity pledges against any third parties who acquire the equity interests in good faith in the relevant consolidated affiliated entities before the pledges are registered.

Risks Related to Doing Business in China

•	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations;

•
The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing;

•	Uncertainties with respect to the PRC legal system could adversely affect us;

•	We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet and related business and companies;

•	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs;

•
Any failure or perceived failure by us to comply with the enacted Anti-Monopoly Guidelines for Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations;

•	It may be difficult for overseas regulators to conduct investigation or collect evidence within China;

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections; and

•
Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to our ADSs and Class A Ordinary Shares

•	The trading price of our ADSs and/or our Class A ordinary shares has been and is likely to continue to be volatile regardless of our operating performance;

•	We adopt different practices as to certain matters as compared with many other companies primarily listed on the Hong Kong Stock Exchange;

•	Substantial future sales or perceived potential sales of our Class A ordinary shares and/or ADSs in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline; and

•	The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our Class A ordinary shares and/or ADSs.
Risks Related to Our Business and Industry
If we fail to retain existing customers or attract new customers for our online marketing services, our business, results of operations and growth prospects could be seriously harmed.
We generate a substantial majority of our revenues from online marketing services, a substantial majority of which are derived from our pay-for-performance,
or P4P, services. Our online marketing customers will not continue to do business with us if their investment does not generate sales leads and ultimately consumers, or if we do not deliver their web pages in an appropriate and effective manner. Our P4P customers may choose to discontinue their business with us, which are not subject to fixed-term contracts. In addition, third parties may develop and use certain technologies to block the display of our customers’ advertisements and other marketing products on our Baidu platform, which may in turn cause us to lose customers and adversely affect our results of operations. Furthermore, as our auction-based P4P services enable our customers to bid for priority placement of their paid sponsored links, we may lose customers if they find the bidding mechanism not cost effective or otherwise not attractive. Additionally, if our users do not increase their engagement on our platform, or our content ecosystem fails to offer rich and quality content that meets users’ tastes and preferences, or our users spend more time with or otherwise satisfy their content consumption demands on competing platforms, or we otherwise experience user traffic decline due to any reason, it would be difficult for us to attract new customers or retain existing customers. If our customers determine that their expenditures on our platform do not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels, such as other online marketing platforms, television and outdoor media, and reduce or discontinue business with us. Failure to retain our existing customers or attract new customers for our online marketing services could seriously harm our business, results of operations and growth prospects. We have recorded substantial customer deposits and deferred revenue, which mainly consist of deposits received from certain customers of our online marketing services. If we are unable to fulfill our obligation in respect of such customer deposits and deferred revenue, we may have to refund the balance to our customers and our cash flow and liquidity position would be materially adversely affected.
Since most of our customers are not bound by long-term contracts, they may amend or terminate advertising arrangements with us. Failure to retain existing customers or attract new ones to advertise on our platform may materially and adversely affect our business, financial condition, results of operations and prospects.
We have in the past removed, and may in the future again remove, questionable listings or advertisements to ensure the quality and reliability of our search results and/or information feed. Such removal, whether temporary or permanent, may cause affected customers to discontinue their business with us or negatively impact our relationships with affected Baidu Union partners. We also examine the relevant business licenses and bank accounts of prospective customers prior to business engagement, as a quality control measure. In addition, we have taken steps to implement measures requested by PRC regulatory authorities, such as modifying paid search practices and limiting the displays of advertisements in connection with certain industries. We have also proactively implemented numerous additional measures to deliver a better user experience and build a safer and more trustworthy platform for users. Such measures have had a negative impact on the number of customers and our revenues, although we believe such impact is likely to be temporary. PRC regulations on online marketing services are evolving, and uncertainties remain with respect to the implementation of and compliance with new regulations that may emerge, which in turn may have a material adverse impact on our business, results of operations and growth prospects.
Our business and results of operations could continue to be materially and adversely affected by the challenging macroeconomic environment impacting online marketing demand.
Online marketing services continue to be a primary source of our revenues and resumed growth in 2021, although we experienced declines in online marketing revenues in 2019 and 2020, mainly due to the weakness in online advertising demand as our customers face challenging macroeconomic environment in their respective industries and in the general economy, including the significant adverse impact of the
COVID-19
pandemic in 2020. Our business and results of operations could continue to be materially and adversely affected by the challenging macroeconomic environment and the general growth in online marketing through internet search or feed. While the internet has developed to a more advanced stage in China, customers have many channels to conduct online marketing and promotions. As users may not spend as much time on search-plus-newsfeed as they do on other types of internet platforms, many current and potential customers may not allocate as much of their marketing budgets to online marketing through search-plus-newsfeed, as compared to other methods of online marketing. Our ability to increase revenue and profitability from online marketing may be adversely impacted by a number of factors, many of which are beyond our control, including but not limited to:

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

•	higher customer acquisition costs due in part to the limited experience of small to medium-sized enterprises, or SMEs, with the internet as a marketing channel or due to competition;

•	decreased use of our search and paid click because search queries are increasingly being undertaken via voice-activated smart devices, apps, social media or other online platforms;

•	ineffectiveness of our online marketing delivery, tracking and reporting systems;

•	decreased use of internet or online marketing in China; and

•	tightened regulatory environment in China’s internet and mobile internet space.
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
In addition, any negative publicity about us, our products and services, our employees, our business practices, our search results or the platform to which our search results link, regardless of its veracity, could harm our brand image and in turn adversely affect our business and results of operations. We cannot assure you that we will be able to defuse negative publicity to the satisfaction of our investors, users, customers and business partners. From time to time, there has been negative publicity about us, our brand image, our value proposition and our business practice, which has adversely affected our public image and reputation during certain periods of intense negative publicity. For example, in 2019, Shenzhen Consumer Council received complaints from users who encountered false travel information provided by false travel agencies through search listings on Baidu. Moreover, our platform and services by nature may from time to time be related to, or perceived to be related to, certain controversial public events or discussion, leading to public criticism against us. The negative publicity surrounding similar incidents have resulted in significant adverse impact on our public image and reputation. Intense negative publicity may divert our management’s attention and may adversely impact our business. We cannot assure you that our brand, public image and reputation will not be materially and adversely affected in the future.
We face risks associated with our proposed acquisition of YY Live and its online live streaming business.
Baidu (Hong Kong) Limited, our wholly-owned subsidiary, entered into definitive agreements with JOYY Inc. and certain of its affiliates, which are collectively referred to as JOYY, to acquire JOYY’s domestic video-based entertainment live streaming business in China (“YY Live”) on November 16, 2020, and subsequently amended the share purchase agreement on February 7, 2021. The closing of this acquisition is subject to certain conditions, including, among others, obtaining necessary regulatory approvals from governmental authorities. The share purchase agreement is subject to termination if the closing does not occur by the long stop date, and we and JOYY have agreed to extend the long stop date to March 31, 2022, which may be further extended through mutual agreement of both parties, if the approval has not been obtained by then. We have paid an aggregate of US$1.9 billion, after considering working capital adjustment of US$0.1 billion, to JOYY and its designated escrow account, and deposited an aggregate of US$1.6 billion into several escrow accounts, in accordance with the terms and schedule set forth in the share purchase agreement. Despite good faith efforts, we have not obtained necessary regulatory approvals with respect to the proposed acquisition as of the date of this annual report. There can be no assurance that the relevant regulatory approvals will be obtained or the acquisition of YY Live will be closed. In the event the acquisition is not closed, we will not be able to achieve the intended objectives, benefits or opportunities associated thereto, despite the significant diversion of resources and management attention to date, and we may also suffer from material adverse impact on our business, prospects, reputation, liquidity, financial results and face disputes or other proceedings.
On November 18, 2020, Muddy Waters issued a short seller report containing certain allegations against JOYY, including YY Live business. Based on public records, in November 2020, JOYY and certain of its current and former officers and directors were named as defendants in a federal putative securities class action alleging that they made material misstatements and omissions in documents filed with the SEC regarding certain of the allegations contained in the Muddy Waters short seller report. In March 2022, the court granted defendants’ motion to dismiss in its entirety with prejudice. On February 8, 2021, JOYY publicly disclosed that its audit committee conducted an independent review of the allegations raised in the report related to the YY Live business, with the assistance of independent counsel, working with a team of experienced forensic auditors and data analytics experts, and that the review concluded that the allegations raised and conclusions reached in the report about the YY Live business were not substantiated. We are unable to predict any further consequence that may arise from or relate in any way to the allegations contained in the Muddy Waters short seller report. There might be other class actions or regulatory enforcement actions in connection with such allegations. Any adverse outcome as a result of the short seller report, or any class action or regulatory enforcement action in connection thereof, could have a material adverse effect on YY Live’s business, financial condition, results of operation, cash flows, and reputation, and we may record impairment charges of intangible assets and goodwill in connection with the acquisition, if closed, in the future. Although the allegations against JOYY have been proven to be groundless, we had already allocated a portion of our resources to make assessment in relation to the short seller report and various matters provided for in the share purchase agreement. In the event that there is a dispute as to whether indemnification provision is triggered, we may need to utilize a significant portion of our resources and divert management’s attention from our day-to-day operations
to resolve such disputes, including any litigation or other legal proceedings arising thereof.
Even if the acquisition of YY Live is closed eventually, there can be no assurance that the acquisition will bring the anticipated benefits and opportunities to us. We have relatively limited experience with operating the online live streaming business and we may not be able to successfully integrate YY Live into our existing business. We face uncertainties and challenges in navigating the complex regulatory environment, competing effectively in attracting and retaining users and hosts, and developing and/or upgrading products and services as well as technologies to meet everchanging user needs. If implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of the acquisition of YY Live. Our failure to meet the challenges involved in realizing the anticipated benefits of the acquisition of YY Live could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations. The acquisition and integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses and diversion of management’s attention, and we may record impairment charges in connection therewith if the anticipated benefits of the acquisition fail to realize. We would be subject to and may not be able to successfully manage a variety of additional risks associated with combining YY Live with us. These risks include, but are not limited to, the following:

•	the online live streaming business is based on a relatively new business model in a relatively new market in which user demand may change or decrease substantially;

•	challenges in the integration of operations and systems and in managing the expanded operations of a larger and more complex company;

•	challenges in achieving anticipated business opportunities and growth prospects from combining YY Live with the rest of our businesses;

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

In addition, on March 12, 2022, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOC, issued the Negative List for Market Access (2022 Version), which, among others, prohibits non-state
capital from engaging in live streaming and broadcasting of events and activities involving politics, economy, military affairs, diplomatic affairs, major social events, culture, science and technology, public health, education and sports and such other activities and events related to political direction, public opinion orientation and value orientation. The scope of these restricted subject matters for live streaming and broadcasting is relatively broad and vague, and is subject to further clarifications and interpretations by the regulator. Even if we were able to close the acquisition of YY Live eventually, we may need to further adjust the business and operations of YY Live, which may be adversely affected.
We face significant competition and may suffer from loss of users and customers as a result.
We face significant competition in almost every aspect of our business. For Baidu Core business, our primary competitors are mainly internet companies, online marketing platforms in China and other search engines. We compete with these entities for both users and customers on the basis of user traffic, cyber security quality (relevance) of search (and other marketing and advertising) results, availability and user experience products and services, distribution channels and the number of associated third-party websites. iQIYI competes with other internet media and entertainment services, such as internet and social platforms and short-form video platforms, as well as major TV stations. iQIYI competes with these market players for both users and advertising customers, and primarily on the basis of obtaining IP rights to popular content, conducting brand promotions and other marketing activities, and making investments in and acquisitions of business partners. See “Item 4.B. Information on the Company—Business Overview—Competition.” Some of our competitors have significant financial resources, long operating histories and are experienced in attracting and retaining their users, accommodating their users’ habits and preferences and managing customers. They may use their experience and resources to compete with us in a variety of ways, including competing for users and their time, customers, third-party
agents, content, strategic partners and networks of third-party websites/wapsites, investing more heavily in research and development and making investments and acquisitions. Our business environment is rapidly evolving and competitive. Our business faces changing technologies, shifting user needs, and frequent introductions of rival products and services. Some of our competitors in the search sector may have innovative business models, extensive distribution network or proprietary content or technologies that may provide users with better user experience and customers with better services. They may use their resources in ways that could affect our competitive position, including developing new products, making acquisitions, continuing to invest heavily in research and development and in talent, and continuing to compete aggressively for users, advertisers, customers, the acquisition of traffic and content. If any of our competitors provides comparable or better Chinese language search and feed experience or internet video services, our user traffic could decline significantly. Additionally, if the channels and properties that we use to distribute services or products to our users and customers are no longer available to us, we may experience a decline in user traffic. Any such decline in traffic could weaken our brand and result in loss of users and customers, which could have a material and adverse effect on our results of operations.
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
If our expansions into new businesses are not successful, our results of operation and growth prospects may be materially and adversely affected.
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
Some competitors have longer operating histories in the sector. They can use their experience, resources and network in ways that could affect our competitive position, including making acquisitions, continuing to invest heavily in research and development and in talents, aggressively initiating intellectual property claims (whether or not meritorious), and continuing to compete aggressively for customers, partners and investees. Our competitors may be able to innovate and provide products and services faster than we can or may foresee product-and-service
needs before us. As a result, we may not achieve significant revenues from our new business areas, such as our
AI-enabled
business operations, for several years, or at all, and may incur significant losses during the process and fail to recoup our investments. On the other hand, market conditions and general acceptance of products and services could be adversely impacted if other players in the market fail to adopt appropriate business and operational model, develop and offer successful products and services and develop and adapt appropriate technologies and infrastructure. If the markets of our new businesses, such as intelligent driving and electric vehicle, do not develop and grow as we anticipate, we may incur significant loss from our new businesses and our growth prospects may be materially adversely impacted.
In addition, we may encounter regulatory uncertainties related to new business areas that we enter into. The laws and regulations related to AI technology and products are at an early stage of development and still evolving in China. The effects of such laws and regulations remain unclear and may add uncertainties to the development and operation of our
AI-related
business. For example, as PRC regulatory framework on autonomous driving evolves, we may be required to comply with approval and other compliance requirements for autonomous driving road test, internet security and related data collection and sharing promulgated by PRC authorities from time to time. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Artificial Intelligence and Autonomous Driving Vehicles.” We may confront other challenges as we enter new business domains, including the lack of adoption of new products and services, the lack of management talent in the new business, cost management and other factors required for the expansion of new businesses.
We have experienced slowdowns and declines in our revenues, and we may sustain net loss from time to time, and we may experience downward pressure on our operating and profit margins in the future.
Our total revenues grew at a compound annual growth rate (CAGR) of 10.1% from 2017 to 2021. Our growth was driven in part by the growth in China’s internet and online marketing industries, which may not be indicative of future growth or be sustainable. We experienced a slow-down in revenue growth in 2019 and a decrease in revenue in 2020 due to the decline in our online marketing services. Although our revenue resumed growth in 2021, we could continue to experience a decline in our revenues, as a result of a number of factors, including changes in the mix of products and services, customer demographics, industry and channel, changes in policy or policy implementation, increase in market competition for marketing and/or new AI offerings, and decrease in pricing arising from an oversupply of advertising inventory in the market, which has been witnessed since 2019. We may also experience a decline in our revenue or revenue growth rate, if there is a decrease in the rate of adoption for our products, services and technologies, or deceleration or decline in demand for platforms used to access our services, among other factors.
Our operating margin decreased from 13% in 2020 to 9% in 2021. Net income attributable to us as a percentage of revenue decreased from 21% in 2020 to 8% in 2021. We may experience downward pressure on our operating margin from increasing competition, revenue growth slower than expenses, and increased costs and expenses from many aspects of our business, including within online marketing where revenue growth does not keep up with traffic cost growth and related infrastructure costs to support our online properties, such as Baidu App, video-related and other products requiring huge data transmission and computing power. We may also pay increased fees for our distribution channels, as well as increased content acquisition costs to content providers. Additionally, an increase in personnel-related costs, an increase in spending to promote new products and services, the expiration of temporary tax exemptions or reductions, and the impact of the coronavirus

(COVID-19),
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
Our success depends on providing products and services to attract users and enable users to have a high-quality internet experience. In order to attract and retain users and compete against our competitors, we must continue to invest significant resources in research and development to enhance our AI or other new technologies, improve our existing products and services, and introduce additional high-quality products and services. If we are unable to anticipate user preferences or industry changes, enhance the quality of our products and services on a timely basis or fail to provide sufficient content, or provide other consumer-facing services and products, including our maps and smart devices, to our users’ satisfaction, we may suffer a decline in the size of our user base. Our results of operations may also suffer if our innovations do not respond to the needs of our users, are not appropriately timed with market opportunities or are not effectively brought to market. As search, marketing and AI technologies and new forms of devices and apps continue to develop, we may expend significant resources in research and development and strategic investments and acquisitions in order to remain competitive.
If our content ecosystem fails to continually offer quality content in a cost effective manner, we may experience declines in user traffic and user engagement, our business and results of operations may be harmed.
Our content ecosystem consists of products developed for our partners, such as Baijiahao, Smart Mini Program, Managed Page, Baidu App Store and Baidu Union, and internally developed content and services products, such as Baidu Knows, Baidu Wiki, Baidu Healthcare Wiki, Baidu Wenku, Baidu Scholar, Baidu Experience, Baidu Post, Haokan, and iQIYI. The success of our content ecosystem depends on our ability to attract content creators and producers to contribute quality content to our platform by leveraging our user traffic and enhance user engagement through the provision of attractive content, so as to create a virtuous cycle. We have relied, and will continue to rely, on third parties for the majority of the content offered in our content ecosystem and some of our products include third party intellectual property. As the competition for quality content becomes increasingly intense in China, we cannot assure you that we will be able to manage our content acquisition costs effectively and generate sufficient revenues to outpace future increase in content spending. We may also be unable to renew some of our content or intellectual property licensing agreements upon their expiration or termination and any renewal of the content or intellectual property licensing agreements may involve higher costs or less favorable terms. If we are not able to license popular premium content on commercially reasonable terms or renew our content or intellectual property licensing agreements, our financial condition and results of operations may be materially and adversely affected. We have undertaken significant commitments of future minimum payments under
non-cancellable
agreements for produced content and licensed copyrights. If the content does not achieve anticipated popularity and commercial success, such commitments may not be recoverable. In addition, we rely on users to contribute content to our various products, including Baijiahao, Baidu Knows, Baidu Wiki, Baidu Healthcare Wiki, Baidu Experience, Baidu Post, Baidu Wenku, Haokan and iQIYI’s user generated content. If these parties fail to develop and maintain high-quality and engaging content, if our desired premium content becomes exclusive to our competitors, if we are unable to continue to grow our content offerings and stay competitive vis-à-vis
other content platforms, or if a large number of our existing relationships are terminated, the attractiveness of our content offerings to users may be severely impaired. If we are unable to offer content that meets users’ tastes and preferences on a continuing basis, including continuously upgrading our content recommendation engines and in a cost effective manner, our user experience may deteriorate, we may suffer from reduced user traffic, our business and results of operations may be harmed.
We have been and may again be subject to legal proceedings, claims and investigations and could be adversely impacted by unfavorable results of legal proceedings and investigations.
We are subject to various legal proceedings, claims and government investigations, penalties or actions that have arisen in the ordinary course of business and have not yet been fully resolved, and new legal proceedings, claims, regulatory investigations, penalties or actions may arise in the future. In addition, agreements entered into by us sometimes include indemnification provisions which may subject us to costs and damages in the event of a claim against an indemnified third party. The existence of litigation, claims, governmental investigations and proceedings have adversely affected and may continue to adversely affect our reputation, business and the trading price of our securities. In 2020, the SEC’s Division of Enforcement asked our subsidiary iQIYI to produce certain financial and operating records and documents related to certain acquisitions and investments that were identified in the April 7, 2020 short-seller report on iQiyi released by Wolfpack Research (the “Wolfpack Report”). In sum and substance, the Wolfpack Report alleges that iQIYI inflated its user numbers, inflated its revenue and deferred revenue in connection with certain parts of iQIYI’s business, inflated its expenses and the purchase prices of certain assets to conceal revenue inflation, and provided misleading financial statements of cash flows by adopting an incorrect accounting method. Following the publication of the Wolfpack Report, the SEC requested iQIYI to produce certain financial, operating, and other documents and records primarily related to the allegations in the Wolfpack Report. iQIYI has voluntarily and publicly disclosed the SEC’s request for information, and, through its legal counsel, it has provided the SEC with requested documents and information. We are unable to predict the timing, outcome, or consequences of the SEC investigation of iQIYI, or from the SEC’s review of the documents and records requested from iQIYI. In the same year, iQIYI and certain of its current and former directors and officers were named as defendants in several federal putative securities litigations. Also in 2020, we and certain of our current and former officers were named as defendants in three federal putative securities class actions, two of which are in regard to certain of the key allegations contained in the Wolfpack Report. As explained further below, the court granted defendants’ motion to dismiss the third securities class action, which does not relate to the allegations in the Wolfpack Report, in April 2021, and plaintiffs voluntarily dismissed the action in its entirety with prejudice in May 2021. In 2021, we and certain of our former officers were added as defendants to a separate federal putative securities class action alleging that our subsidiary, iQIYI, made false and misleading statements relating to the allegations in the Wolfpack Report in its public disclosure documents in violation of federal securities laws. In the event that a court finds that iQIYI, Baidu and/or other defendants violated any of the applicable securities laws, or in the event that iQIYI, Baidu and/or other defendants choose to reach a settlement with plaintiffs, iQIYI and/or Baidu may be liable for civil monetary damages and the potential financial, operational and reputational impact on iQIYI and/or Baidu may be material. However, we cannot predict the timing, outcome or consequences of these class actions, and there is no basis to conclude at this point whether such actions will be successful or whether we will be subject to any damages, let alone how much. For more details, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Regardless of the merit of particular claims, legal proceedings, government investigations and proceedings may result in reputational harm, be expensive to respond, time consuming, disruptive to our operations and distracting to management. In the event we or iQIYI does not prevail or we or iQIYI enters into settlement arrangements in any of these proceedings or investigations, we or iQIYI may incur significant expenses which may materially adversely affect our results of operations. Separately, in April 2020, we and certain of our current and former officers were named as defendants in a federal putative securities class action alleging, in sum and substance, that our disclosures were materially false or misleading as they misrepresented Baidu’s ability to monitor and filter illicit or improper content on its platform, and failed to disclose alleged investigations and violations of PRC regulatory requirements relating to the monitoring or filtering of illicit or improper content online. In April 2021, the U.S. District Court for the Northern District of California granted defendants’ motion to dismiss in its entirety, and in May 2021, plaintiffs voluntarily dismissed this action in its entirety with prejudice.
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
In addition to the content developed and posted on our platform by ourselves, our users may post information on Baidu Post, Baidu Knows, Baidu Wiki, Baidu Wenku and other sections of our platform, our content providers may provide content through Baijiahao platform and our P4P customers may create text-based descriptions, image descriptions and other phrases to be used as text, images or keywords in our search listings, and users can also use our personal cloud computing service to upload, store and share documents, images, audio and videos on our cloud servers. We have been and may continue to be subject to claims and investigations for intellectual property ownership and infringement, defamation, negligence or other legal theories based on the content found on our platform, the results in our paid search listings or our other products and services, which, with or without merit, may result in diversion of management attention and financial resources and negative publicity for our brand and reputation. In November 2018, an individual, together with his related company, filed a complaint alleging acts of, among others, defamation and libel and commercial disparagement against, among others, us and Robin Yanhong Li in his capacity as our chairman and chief executive officer, in the Supreme Court of New York. The complaint alleged, among other things, that the defendants published articles containing false and defamatory statements concerning the plaintiffs, and sought damages in an aggregate amount of US$11 billion, including purported punitive damages of US$10 billion. The plaintiff filed a notice of voluntary discontinuance of the complaint in the Second State Court Lawsuit, and subsequently filed a nearly identical complaint in the U.S. District Court for the Eastern District of New York. In January 2020, the U.S. District Court for the Eastern District of New York dismissed that complaint in its entirety with prejudice, and the time for plaintiff to appeal that dismissal has expired. In February 2020, the Supreme Court of New York granted defendants’ motions to discontinue the Second State Court Lawsuit with prejudice. No appeal of that order has been filed as of the date of this disclosure. We believe these claims to be without merit and intend to continue to defend ourselves vigorously. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Furthermore, if the content posted on our platform or found, stored or shared through our other products and services contains information that government authorities find objectionable, our platform or relevant products or services may be shut down and we may be subject to other penalties. See “—Risks Related to Doing Business in China—We may be subject to liability for information displayed on or linked to our websites, mobile apps, Smart Mini Program or Managed Page and negative publicity in international media and our business may be adversely affected as a result.”
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
A growing part of our business involves cloud-based services available across a spectrum of computing devices. Our Baidu Core’s cloud services revenue was RMB15.1 billion (US$2.4 billion) in 2021, increasing by 64% from 2020. We are devoting significant resources to provide AI solutions, cloud infrastructure, and other services to enterprises and individuals. At the same time, our competitors are rapidly developing and deploying their cloud-based solutions and services. Pricing and delivery models are evolving. Devices and form factors influence how users access services in the cloud and sometimes the user’s choice of which suite of cloud-based services to use. Our success in cloud-based services strategy will depend on the level of adoption of our products and services. We may not establish market share sufficient to achieve scale necessary to achieve our business objectives or recoup costs incurred to build and maintain infrastructure to support our cloud-based services. It is uncertain whether our strategies will attract the users or generate the revenue required to succeed. If we fail to generate sufficient usage of our new products and services, we may not grow revenue in line with the costs associated with infrastructure development and research and development investments. This may negatively and materially impact our results of operations and financial performance.
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
We are building AI into many of our product offerings and we expect this element of our business to be a driver for our future growth. We envision a future in which AI operates in our services and applications, such as search-plus-feed, cloud services and solutions, intelligent driving services and solutions and Xiaodu smart devices and services, and the cloud helps our customers become more productive. As with many disruptive innovations, AI presents risks and challenges that could affect its adoption, and, therefore, our business. Our products and services based on AI may not be adopted by our users or customers. AI algorithms may be flawed. Datasets may be insufficient or contain biased information. Inappropriate or controversial data practices by us or others could impair the acceptance of our AI solutions. These deficiencies could undermine the decisions, predictions, or analysis that AI applications produce, subjecting us to legal liability, and brand or reputational harm. In addition, some AI scenarios present ethical issues. If we enable or offer AI solutions that are controversial because of their impact on human rights, privacy, employment, or other social issues, we may experience reputational harm or be exposed to liability.
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

The success of our Xiaodu smart products depends on the continued growth of the smart device market, our ability to establish and maintain the brand and market share and compete with other companies, and our ability to monetize through services after the initial hardware sale.
We have invested significant resources in the “Xiaodu” brand and the research and development of Xiaodu smart products. If the smart device market does not continue to grow or grow in unpredictable ways, or we fail to maintain and further promote the “Xiaodu” brand, our revenue may fall short of expectations and our operating results may be harmed. Also, we have continued to offer sales discounts on Xiaodu smart products to attract customers, build our brand and gain market share. Offering such discounts has negatively affected, and will continue to negatively affect, our financial performance in the long term. We cannot assure you that our decision to offer or cease to offer such sales discounts is producing, or will produce, positive outcomes for our results of operations. The market for smart devices may not continue to grow; even if it does, we may not be successful in developing and selling devices that appeal to consumers or gain sufficient market acceptance, which typically takes longer in the smart device market. To succeed in this market, we will need to design, produce and sell innovative and compelling products and partner with other businesses that enable us to capitalize on new technologies, some of which have developed or may develop and sell smart devices of their own. We are currently exploring different business models with Xiaodu smart devices, and exploring different monetization model through services after hardware sales, such as membership, advertising and revenue sharing from distribution of third-party skills. Whether we will be able to achieve profitability in smart devices depends in part on our ability to generate revenue through services after the initial hardware sale at a level sufficient to cover associated operating expenses, but there can be no assurance that we will succeed in formulating and implementing the appropriate business and monetization model. Moreover, competition from other companies that seek to provide smart devices will adversely affect our profitability.
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
Our Smart Living Group (SLG), which runs the DuerOS and Xiaodu operations, completed its first and second round of funding in 2020 and 2021, respectively, and has historically experienced an operating loss. If SLG is unable to satisfy its cashflow needs by generating sufficient cash from its operations in the near future, it may need to rely on subsequent round(s) of financing. If SLG’s operating cashflow does not improve and if SLG fails to conduct financing on reasonable terms, it may not be able to continue its business operations, which may adversely impact our results of operations and financial performance.
Du Xiaoman’s financial services business may subject us to operational and reputational risks, which may have a material adverse effect on our business, results of operations and financial condition.
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
PRC laws and regulations concerning the internet finance industry, particularly those governing wealth management and credit lending, are evolving. Although to our knowledge Du Xiaoman has taken careful measures to comply with the laws and regulations that are applicable to its financial services, the PRC government authorities may promulgate new policies, rules and regulations regulating the internet finance industry. For example, the Supreme Court of the PRC has issued a judicial interpretation in August 2020 and revised it in December 2020, which has capped the interest rate of loan contract at four times the one-year
Loan Prime Rate then effective when such loan contract is executed. In addition, the People’s Bank of China, or the PBOC, issued the Announcement of the People’s Bank of China [2021] No. 3, or No. 3 Announcement, on March 12, 2021. In accordance with the No. 3 Announcement, when credit business institutions market loan products through websites, mobile applications, posters or similar channels, they must explicitly indicate the applicable annualized loan interest rate to the borrower in a conspicuous manner, and specify such annualized interest rate in the loan contract. It is allowed to indicate the daily interest rate or the monthly interest rate at the same time only if they are not displayed in a manner more conspicuous than the annualized interest rate. Under the No. 3 Announcement, “credit business institutions” include, among others, deposit financial institutions, consumer financing companies, micro-loan companies and online platforms providing advertisement and displaying services to credit business operators.
On December 31, 2021, the PBOC and other six PRC governmental authorities issued a draft of Administration Measures for Online Marketing of Financial Products, or the Draft Administration Measures, for public comments. Pursuant to the Draft Administration Measures, third-party platform operators who are entrusted by financial institutions to promote financial products on the Internet are governed by this Draft Administration Measures. The Draft Administration Measures prohibited institutions and individuals from providing online marketing services for any illegal financial activities, such as illegal fundraising, unauthorized issuance of securities or lending, and virtual currency transactions. In addition, third-party platform operators shall market the financial products in conformity with the online marketing contents which have been approved by the financial institutions, and shall not change the contents arbitrarily. Without the approval from the finance regulators, no third-party platform operator shall be involved, whether directly or in any disguised form, in any sale activities of financial products, such as consulting with customers about financial products, conducting the appropriateness assessment on financial customers, entering into any sale contract, or transferring any funds.
As we hold a
non-controlling
equity interest in Du Xiaoman and do not control Du Xiaoman’s business conduct and operations, we cannot assure you that the practices of Du Xiaoman would not be deemed to violate any PRC laws or regulations, nor can we ensure that all business cooperators on Du Xiaoman’s platform meet all the regulatory compliance requirements. If Du Xiaoman were deemed to violate any current or future applicable PRC laws or regulations, such as the exposure draft of the Interim Measures for the Administration of Internet Small Loan Business released in November 2020, we may be exposed to negative publicity as a result of the potential misconception that Du Xiaoman is still part of our consolidated group. For example, on December 15, 2020, officials from PBOC publicly named deposit products provided by internet financial platforms as illegal and should be subject to regulatory supervision. Many internet financial platforms, including Du Xiaoman, has removed deposit products from their platforms. Events like this may expose us to negative publicity as well.
Interruption or failure of our own information technology and communications systems or those of third-party
service providers we rely upon could impair our ability to provide products and services, which could damage our reputation and harm our results of operations.
Our ability to provide products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could interrupt our services. Service interruptions could reduce our revenue and profit and damage our brand if our systems are perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, wars, earthquakes, floods, fires, power loss, telecommunications failures, health epidemics, undetected errors or “bugs” in our software, computer viruses, interruptions in access to our platform through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. We have experienced service disruptions in the past which adversely affected our user experience.
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
We expect to continue to expand our operations as we grow our user and customer base and explore new opportunities. To manage the further expansion of our business and growth of our operations and personnel, we need to continually improve our operational and financial systems, procedures and controls, and expand, train, manage and maintain good relations with our growing employee base. We have experienced labor disputes in the past and may experience the same in the future. Although these disputes were resolved promptly, we cannot assure you that there will not be any new labor disputes in the future.
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
Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property in internet-related and
AI-related
industries, particularly in China, are uncertain and still evolving. The evolving laws and regulations on the protection of intellectual property may require us to take more actions to prevent from infringing third-parties’ intellectual property. If we cannot take the necessary actions in time, disputes may arise alleging us to infringe certain third-parties’ intellectual property. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims. We may be subject to administrative actions brought by relevant PRC competent governmental authorities such as the PRC National Copyright Administration and in the most severe scenario, criminal prosecution for alleged copyright infringement, and as a result may be subject to fines and other penalties and be required to discontinue infringing activities. Furthermore, as we expand our operations outside of China, we may be subject to claims brought against us in jurisdictions outside of China.
Our search products and services link to materials in which third parties may claim ownership of trademarks, copyrights or other rights. As we adopt new technologies and roll out new products and services, we face the risk of being subject to intellectual property infringement claims that may arise from our use of new technologies and provision of new products and services. Our products and services including those based on content storage and sharing, such as Baidu Knows, Baidu Wiki, Baidu Wenku, Baidu Post, Baidu Drive, Baijiahao, Haokan, and iQIYI’s user-generated content, allow our users to upload, store and share documents, images, audio and videos on our servers, or share, link to or otherwise provide access to contents from other websites, and we also operate distribution platforms whereby developers can upload, share and sell their apps or games to users. Although we have made commercially reasonable efforts to request users or developers to comply with applicable intellectual property laws, we cannot ensure that all of our users or developers have the rights to upload or share these contents or apps. In addition, we have been and may continue to be subject to copyright or trademark infringement and other related claims from time to time, in China and internationally.
We have been making continuous efforts to keep ourselves informed of and to comply with all applicable laws and regulations affecting our business. However, PRC laws and regulations are evolving, and uncertainties still exist with respect to the legal standards as well as the judicial interpretation of the standards for determining liabilities of internet search and other internet service providers for providing links to content on third-party websites that infringe upon others’ copyrights or hosting such content, or providing information storage space, file sharing technology or other internet services that are used by internet users to disseminate such content. The Supreme People’s Court of China promulgated a judicial interpretation on infringement of the right of dissemination through internet in December 2012, which was further amended on December 29, 2020 and came into effect on January 1, 2021. This judicial interpretation, like certain court rulings and certain other judicial interpretations, provide that the courts will place the burden on internet service providers to remove not only links or contents that have been specifically mentioned in the notices of infringement from right holders, but also links or contents they “should have known” to contain infringing content. The interpretation further provides that where an internet service provider has directly obtained economic benefits from any content made available by an internet user, it has a higher duty of care with respect to internet users’ infringement of third-party copyrights. A guidance on the trial of audio/video sharing copyright disputes promulgated by the Higher People’s Court of

Beijing in December 2012 provides that where an internet service provider has directly obtained economic benefits from any audio/video content made available by an internet user who has no authorization for sharing such content, the internet service provider shall be presumed to be at fault. These interpretations could subject us and other internet service providers to significant administrative burdens and litigation risks. The Civil Code of the PRC, or the Civil Code, promulgated in 2020 has further elaborated the circumstances where internet service providers may be found liable for the infringement of third parties. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Tort Liability.” The Copyright Law which became effective in June 2021 further provided that the competent copyright authority may require compliance from the relevant parties in the process of investigating the infringing activities.
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
Intellectual property litigation is expensive, time-consuming and could divert resources and management attention from the operations of our business. We are currently named as defendant in certain copyright infringement suits in connection with Baidu Feed, P4P, Baidu Post, Baidu Search, iQIYI, Baidu Wenku, Baidu Drive, Baidu Image, Baijiahao, Haokan and certain other products or services. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” There is no guarantee that the courts will accept our defenses and rule in our favor. If there is a successful claim of infringement, we may be required to discontinue the infringing activities, pay substantial fines and damages and/or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation by third parties and/or negative publicity alleging our intellectual property infringement could have an adverse effect on our business, reputation, financial condition or results of operations. To address the risks relating to intellectual property infringement, we may have to substantially modify, limit or terminate some of our search services. Any such change could materially affect user experience and in turn have an adverse impact on our business.
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
As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic investments and acquisitions of businesses and assets that complement our existing business and help us execute our growth strategies. For example, we invested in Trip.com Group Limited (Trip.com) (formerly known as Ctrip). In November 2020, we entered into definitive agreements with JOYY Inc. and certain of its affiliates to acquire its domestic video-based entertainment live streaming business in China, or YY Live, which includes YY mobile app, YY.com website and PC YY, among others. For more details, see “—We face risks associated with our proposed acquisition of YY Live and its online live streaming business.”
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

•
in the case of acquisitions of businesses or assets outside of China, the need to integrate operations across different business cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries; and

•	potential fair value changes, which impact our profits.
Any failure to address these risks successfully may have a material and adverse effect on our financial condition and results of operations. Investments and acquisitions may require a significant amount of capital, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for investments and acquisitions, we may dilute the value of our listed securities and the ordinary shares underlying our ADSs. If we borrow funds to finance investments and acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends. Moreover, acquisitions may also generate significant amortization expenses related to intangible assets. We are required to test our intangible assets and goodwill for impairment annually or more frequently if events or changes in circumstances indicate that they may be impaired. We may also incur investment loss or impairment charges to acquired businesses and assets.

Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or declines in user growth or engagement, or otherwise harm our business.
We are required by privacy and data protection laws in China and other jurisdictions, including, without limitation, the PRC Cyber Security Law and the PRC Data Security Law, to ensure the confidentiality, integrity and availability of the information of our users, customers, third-party agents, content providers and Baidu Union partners, and other data, which is also essential to maintaining their confidence in our online products and services. However, the interpretation and application of such laws in China and elsewhere are often uncertain and in flux.
A series of laws and regulations have been passed to enhance the regulation of data security and cyber security, including the Decision on Strengthening Network Information Protection promulgated in December 2012, or the Network Information Protection Decision, which requires internet operators to take measures to ensure confidentiality of information of users, and the Ninth Amendment to the Criminal Law effective in November 2015, which amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. In November 2016, the Standing Committee of the PRC National People’s Congress, or the Standing Committee, promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.
On June 10, 2021, the Standing Committee promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. Furthermore, Measures for Cybersecurity Review, or the Cybersecurity Review Measures 2020, which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review. On December 28, 2021, the CAC published the Measures for Cybersecurity Review, or the Cybersecurity Review Measures 2021, which became effective on February 15, 2022 and replaced the Cybersecurity Review Measures 2020. Such Measures further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Cybersecurity Review Measures 2021, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. Specifically, before purchasing any internet products and services, a critical information infrastructure operator is required to assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the Cybersecurity Review Office if national security will or may be affected. Since the Cybersecurity Review Measures 2021 are relatively new and provide no further explanation or interpretation on the determination of “affecting national security”, there remain uncertainties as to whether our data processing activities may be deemed to affect national security. However, as of the date of this annual report, we have not received any formal notice from any cybersecurity regulator that we should apply for a cybersecurity review. In addition, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering in a foreign country. On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021.

Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services,
e-government
affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issued by any authority and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. If we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services.
On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and will accept public comments until December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors must apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security”. See “Item 4.B. Information on the Company—Business Overview—Regulations.” As of the date of this annual report, the Draft Regulations were released for public comment only, and their respective provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. Similar to the Cybersecurity Review Measures 2021, they are relatively new and may be subject to interpretation of the regulators. We cannot predict the impact of the Cybersecurity Review Measures 2021 and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures 2021 or the enacted versions of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant
operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Regulations requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.
On August 20, 2021, the Standing Committee promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Our mobile apps and websites only collect user personal information that is necessary to provide the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4.B. Information on the Company—Business Overview—Regulations.”
The PRC Cyber Security Law, the Data Security Law and Personal Information Protection Law are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information”, “network data” or “important data” under the relevant data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. The Data Security Law also stipulates that the relevant authorities will formulate the catalogues for important data and strengthen the protection of important data, and state core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. “Item 4.B. Information on the Company—Business Overview—Regulations.” The exact scopes of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.
While we take all these measures to comply with all applicable data privacy and protection laws and regulations and although we believe that we have complied with such laws and regulations issued by the CAC in all material aspects, we cannot guarantee the effectiveness of the measures undertaken by us and business partners, and such measures may still be determined as insufficient, improper, or even as user-privacy invasive, by the relevant authorities, which may result in penalties against us. The activities of third parties such as our customers and business partners are beyond our control. If our business partners violate the laws and regulations relating to data privacy and personal information protection, or fail to fully comply with the service agreements with us, or if any of our employees fail to comply with our internal control measures and misuse the information, we may be subject to penalties and other legal liabilities. As part of the efforts by the CAC and other regulators to enhance data protection, a wide number of apps and companies have been reprimanded since the first half of 2021, including certain Baidu apps. We have updated the apps and will be committed to keeping our apps fully compliant with the requirements of the CAC. Nevertheless, due to the rapidly evolving regulatory requirements, we still cannot guarantee you that we will not be subject to more similar rectification requests from the governmental authorities or that we will fully comply with all applicable rules and regulations at all times. In addition, as the PRC regulators and enforcement regime with regard to cybersecurity, data security, data privacy and personal information protection has been evolving and PRC regulators have been increasingly focusing on regulation in these areas, some of our business operations, in particular our cloud services, may be subject to enhanced oversight and scrutiny. As a result, we may be involved with enquiries, claims, complaints or other administrative actions from time to time, which are subject to the uncertainties associated with the evolving legislative activities and varied local enforcement practices. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations or to take prompt rectification actions as required by the enforcement authorities, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential users and customers from using our products or services and subject us to fines, damages and rectification, which could have a material adverse effect on our business and results of operations.
Compliance with the above PRC laws and regulations, including the PRC National Security Law, the PRC Cyber Security Law, the Measures for Cybersecurity Review, the Data Security Law and, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, including data security and personal information protection laws and policies, rules and regulations on specific industries such as education and game, may result in decrease in revenue, and additional expenses to us and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. For example, PRC regulators, including the Department of Public Security, the MIIT, the State Administration for Market Regulation, or the SAMR, and the CAC, have been increasingly focused on regulation in the areas of data security and data protection, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at central and local levels.
Besides the evolving regulatory requirements on cybersecurity and data privacy in China, which may be subject to varying interpretations or significant changes and may result in uncertainties about the scope of our responsibilities in that regard, there are also a number of legislative proposals in the European Union and the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which are often uncertain and in flux, may be inconsistent with our practices. The introduction of new products or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. For example, if the new laws and regulations promulgated in the future impose restrictions on selling demographically targeted advertising, it could increase our cost and the complexity to provide such services such that we may become less attractive to online advertising customers. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services.
Any failure or perceived failure by us to prevent information security breaches or to comply with data security and privacy policies or related legal obligations, or any compromise of security that results in the unauthorized use, release or transfer of personally identifiable information or other data, could cause our users to lose trust in us and could expose us to legal claims or penalties. Any perception by the public that privacy of user information or data security are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of our products and services generally. We expect that these areas will be subject to greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services in the ordinary course of our business operations, and cooperated and will keep cooperating in the future with the competent regulators in these respects. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.
Our business may be adversely affected if we were found to have failed to fulfill the additional obligations under the online advertising rules.
Although the PRC Advertising Law has not specified “paid search results” as a form of advertising, the Interim Administration Measures of Internet Advertising, or the Internet Advertising Measures, which was promulgated by the State Administration for Industry and Commerce (currently known as the SAMR) and became effective on September 1, 2016, characterizes “paid search results” as a form of internet advertising from the perspective of regulating the online advertising business. Pursuant to the Internet Advertising Measures, we are subject to additional legal obligations to monitor our P4P customers’ listings on our website during the course of our provision of P4P services. For example, we must examine, verify and record identity information of our P4P customers, such as the customer’s name, address and contact information, and maintain an updated verification of such information on a regular basis. Moreover, we must examine supporting documentation provided by our P4P customers. Where a special government review is required for specific categories of advertisements before posting, we must confirm that the review has been performed and approval has been obtained. If the content of the advertisement is inconsistent with the supporting documentation, or the supporting documentation is incomplete, the advertisement cannot be published. On November 26, 2021, the SAMR promulgated the draft of the Measures for the Administration of Internet Advertisements for public comment. Although the draft measures does not refer to paid search results, it stipulates that the promotion of commodities or services in the form of paid listing on the Internet must be conspicuously identified as an advertisement. The draft measures further require advertisers, operators and publishers of internet advertisements containing links to examine the contents in the next level link. The Chinese government may, from time to time, promulgate new advertising laws and regulations in the future to impose further requirements on online advertising services relating to medical, pharmaceutical, health care, after-school tutoring and other similar businesses. For example, the Circular on the Administration of After-School Tutoring Advertisement jointly issued by the SAMR and seven other authorities on November 3, 2021 prohibits new media, internet platforms and other mainstream media from publishing or broadcasting any advertisement of after-school tutoring services targeted at pre-school
children and primary and middle school students. Similarly, the draft of the Measures for the Administration of Internet Advertisements also proposes to ban internet advertisement of such after-school tutoring services. We cannot assure you that we will be in compliance with the requirements under these new laws and regulations. Failure to comply with these obligations may subject us to fines and other administrative penalties. If advertisements shown on our platform are in violation of relevant PRC advertising laws and regulations, or if the supporting documentation and government approvals provided to us by our P4P customers in connection with the advertising content are not complete or accurate, we may be subject to legal liabilities and our reputation could be harmed. Furthermore, we may modify the operation of our online marketing business and curb advertisements of certain restricted sectors in order to meet the evolving compliance requirements on the industry, which may adversely affect our online marketing revenue. See “Item 4.B. Information on the Company—Business Overview— Regulations—Regulations on Advertisements and Online Advertising.”
We may be subject to patent infringement claims with respect to our P4P platform.
Our technologies and business methods, including those relating to our P4P platform, may be subject to third-party claims or rights that limit or prevent their use. We applied for certain patents in China for our P4P platform, but some of our applications were rejected on the ground that they are not patentable. Certain U.S.-based companies, including Overture Services Inc., have been granted patents in the United States relating to P4P platforms and similar business methods and related technologies. While we believe that we are not subject to U.S. patent laws since we conduct our business operations primarily in China, we cannot assure you that U.S. patent laws would not be applicable to our business operations, or that holders of patents relating to a P4P platform would not seek to enforce such patents against us in the United States or China.
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
We are exposed to significant downward adjustments or impairments in the market values of our investments, which may materially affect our financial results.
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
For example, in 2019, the market value of Trip.com declined, and the continuing low market price of its ADSs caused us to recognize a non-cash
impairment loss of RMB8.9 billion in the third quarter of 2019. We have also recognized impairment charges on our long-term investments in 2020 and 2021, due to the impact of
COVID-19,
regulatory and competitive environment of the industries, circumstances of our invested companies and other factors. For instance, the market value of KE Holdings Inc. and DiDi Global Inc. declined in 2021, and the continuing low market price of its shares caused us to recognize a fair-value loss in 2021. We may still suffer significant impairment loss or downward adjustments of our investments in the future, due to the potential worsening global economic conditions and the recent disruptions to, and volatility in, the global financial markets resulting from the ongoing COVID-19 pandemic and tensive geopolitical conflicts. The carrying amounts of short-term investments and long-term investments as of December 31, 2021 were RMB143.2 billion (US$22.5 billion) and RMB67.3 billion (US$10.6 billion), respectively. The value or liquidity of our investments could decline and result in a material impairment, which could materially adversely affect our financial condition and operating results.
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
As of December 31, 2021, we had an aggregate of RMB83.1 billion (US$13.0 billion) of outstanding indebtedness (including loans, convertible senior notes and notes payable), which will mature between 2022 and 2031, which include RMB16.8 billion (US$2.6 billion) of outstanding indebtedness of iQIYI. On April 2, 2021, we entered into a five-year term and revolving facilities agreement with a group of 22 arrangers, pursuant to which we are entitled to borrow US$3.0 billion with a term of five years and we have drawn down RMB12.8 billion (US$2.0 billion) loan under the facility commitment. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” We may incur additional indebtedness in the future. Our current and future debt requires us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows, raise additional capital and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.
Certain of our outstanding indebtedness include financial and other covenants. For example, certain of these covenants require iQIYI to maintain minimum liquidity. If we fail to comply with these covenants and are unable to remedy or obtain a waiver or amendment, an event of default would result. If an event of default were to occur, the lenders could, among other things, declare outstanding amounts due and payable. In addition, outstanding notes of Baidu, Inc. contain customary cross default and cross acceleration provisions, which would permit the notes holders to accelerate the repayment of these notes. In particular, for certain of the outstanding notes of Baidu, Inc., an event of default or declaration of acceleration under the indebtedness of principal controlled entities, such as iQIYI, could also result in an event of default under such notes of Baidu, Inc., which would permit the notes holders to accelerate the repayment of such notes of Baidu, Inc. For more detailed description of cross default and cross acceleration provisions under these notes, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” If the payment of any of our outstanding notes is accelerated, we may be required to renegotiate, repay or refinance these obligations and may not have sufficient funds available to repay it, and our liquidity and financial position would be materially and adversely affected.
We may require additional capital to support our business growth or to respond to business opportunities, challenges or unforeseen circumstances. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, the condition of the capital markets, and other factors, and our indebtedness may limit our ability to borrow additional funds. We may have difficulty incurring new debt on terms that we would consider to be commercially reasonable. In addition, we may also need to refinance a portion or all of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing may not be as favorable as the terms of our existing debt.
iQIYI has significant working capital requirements, and our controlling interest in iQIYI may be diluted if iQIYI raises additional capital by issuing and selling additional equity in the future.
iQIYI, our controlled subsidiary listed on the Nasdaq Global Select Market, has experienced working capital deficits. iQIYI had achieved a working capital surplus as of December 31, 2019, but experienced a working capital deficit as of December 31, 2020 and 2021. There is no assurance that iQIYI will be able to improve its working capital position and achieve working capital surplus again, although iQIYI will take actions to manage its working capital. iQIYI completed a concurrent equity and convertible bond offering in December 2020 and January 2021, respectively, and completed an equity financing in March 2022. There can be no assurance that iQIYI will be able to raise additional equity or debt financing on terms that are acceptable to iQIYI in the future. Any failure to do so as and when necessary could materially adversely affect iQIYI’s liquidity, results of operations, financial condition and ability to operate. In addition, when iQIYI obtains additional financing by issuing and selling additional equity or equity-linked securities, such as convertible bonds, our interest in iQIYI will be diluted.
iQIYI operates in a capital intensive industry and requires a significant amount of cash to fund its operations, content acquisitions and technology investments. If iQIYI cannot obtain sufficient capital, its business, financial condition and prospects may be materially and adversely affected.
The operation of an internet video streaming platform requires significant and continuous investment in content and technology. Producing high-quality original content is costly and time-consuming and it will typically take a long period of time to realize returns on investment, if at all. To date, iQIYI has financed its operations primarily with net cash generated from operating activities, as well as financing activities such as placements of preferred shares, convertible notes and asset-based securities, and the proceeds from its initial public offering. In order to implement its operational strategies, iQIYI will incur additional capital in the future to cover, among others, costs to produce and license content. iQIYI may need to obtain additional financing, including equity offering or debt financing, to fund the operation and expansion of business. iQIYI’s ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including those relating to:

•	iQIYI’s business development, financial condition and results of operations;

•	general market conditions for financing activities by companies in iQIYI’s industry; and

•	macro-economic and other conditions in China and elsewhere.
As a public company with a growing business, iQIYI expects to increasingly rely on net cash provided by operating activities, financing through capital markets and commercial banks for its liquidity needs. However,

iQIYI cannot assure you that it will be successful in its efforts to further diversify its sources of liquidity and obtain financing. In addition, certain financing may pose additional capital needs on iQIYI, for example, the potential redemption by holders of iQIYI’s convertible notes. There is substantial doubt regarding iQIYI’s ability to continue as a going concern as it does not have sufficient funds without securing additional financing to repurchase all or a significant portion of its outstanding 2025 convertible notes if redeemed by noteholders on April 1, 2023. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” iQIYI has plans in place to reduce discretionary capital expenditures and operational expense and secure additional financing. However, successful completion of such plans is dependent on factors beyond iQIYI’s control and there can be no assurances that new financings or other transactions will be available to iQIYI on commercially acceptable terms, or at all. In addition, the potential worsening global economic conditions and the recent disruptions to, and volatility in, the global financial markets resulting from factors such as the ongoing
COVID-19
pandemic and tensive geopolitical conflicts, may adversely impact iQIYI’s ability to secure additional financing. If iQIYI is not able to continue to operate as a going concern, it may in turn have adverse impact to our results of operations and financial conditions.
Our results of operations may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.
Our results of operations may fluctuate as a result of a number of factors, many of which are beyond our control. For these reasons, comparing our results of operations on a period-to-period
basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected figures. Our results of operations in future quarters may fall below expectations. We have ceased or downsized certain of our business, such as games and education, in the past year due to the changing business and regulatory environment in China, which had an adverse effect on our financial results. We cannot assure you that similar cessation or downsize of business will not take place in the future, and our financial results may be adversely affected. Any of the foregoing could cause the price of our ADSs to fall. Any of the risk factors listed in this “Risk Factors” section, and in particular the following factors, could cause our results of operations to fluctuate from quarter to quarter:

•	general economic conditions in China and economic conditions specific to the internet, internet search and feed, and online marketing industries;

•	our ability to continue to attract users to our platform despite the emergence of mobile apps and other services;

•	our ability to retain existing customers, attract additional customers and increase spending per customer;

•	the announcement or introduction of new or enhanced products and services by us or our competitors;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;

•	the results of our acquisitions of, or investments in, other businesses or assets;

•
PRC regulations or government actions pertaining to activities on the internet, including various forms of entertainment, online payment and activities otherwise affecting our online marketing customers, and those relating to the products and services we provide;

•	unforeseen events, such as negative publicity arising from widespread media coverage and other sources and labor disputes, or unexpected cessation or downsize of existing business; and

•	geopolitical events, natural disasters or epidemics.
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
COVID-19
has had a severe and negative impact on the Chinese and global economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown, especially considering the multiple recent outbreaks in various countries and regions as well as the uncertainties brought by the vaccination programs. Even before the outbreak of
COVID-19,
the global macroeconomic environment had been facing challenges. The growth of the Chinese economy has gradually slowed down in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. Recently, the Russia-Ukraine war has caused, and continues to intensify, significant geopolitical tensions in Europe and across the global. The resulting sanctions are expected to have significant impacts on the economic conditions of the targeted countries and markets. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In particular, there are significant uncertainties about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.
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
In addition, we have been closely monitoring domestic policies in the United States designed to restrict certain Chinese companies from supplying or operating in the U.S. market. These policies include the Clean Network project initiated by the U.S. Department of State in August 2020, new authorities granted to the Department of Commerce to prohibit or restrict the use of information and communications technology and services, or ICTS, and Executive Order on Protecting America’s Sensitive Data from Foreign Adversaries published in June 2021. While a substantial majority of our business is conducted in China, policies like these may deter U.S. users from accessing and/or using our search engine, apps and other products in the United States, which could adversely impact our user experience and reputation. Similarly, India has permanently banned a large number of apps since 2020 out of national security concerns, many of which are China-based apps (including our apps), escalating regional political and trade tensions.
Likewise, we are monitoring policies in the United States that are aimed at restricting U.S. persons from investing in or supplying certain Chinese companies. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so). For instance, the United States is in the process of finalizing new export controls with respect to “emerging and foundational” technologies, which may include certain AI and semiconductor technologies. In addition, the U.S. government may potentially impose a ban prohibiting U.S. persons from making investments in or engaging in transactions with certain Chinese companies. Measures such as these could deter suppliers in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. As a result, Chinese companies would have to identify and secure alterative supplies or sources of financing, while they may not be able to do so in a timely manner and at commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the United States and other countries that impose export controls or other restrictions. Like other Chinese companies, our business, financial condition and results of operations could be adversely affected as a result.
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
We have transitioned to using our direct sales force to serve customers in some key geographic markets, such as Beijing, Shanghai and other cities. There is no assurance that our direct sales model in those markets will continue to be successful. If we fail to maintain an adequate direct sales force, retain existing customers and continue to attract new customers in those markets, our business, results of operations and prospects could be materially and adversely affected.

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
Our business depends on the performance and reliability of the internet infrastructure in China. Almost all access to the internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. In addition, the national networks in China are connected to the internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the internet. It is unpredictable whether a more sophisticated internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s internet infrastructure. In addition, the internet infrastructure in China may not support the demands associated with continued growth in internet usage.
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
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2021. However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our Class A ordinary shares and/or ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.
Termination or other changes of related party transactions in the ordinary course of business may have an adverse impact on our results of operations and financial performance.
Certain parties with which we transact may be deemed as our related parties by virtual of our equity interests in or significant influence over them. We have entered into transactions with these related parties in the ordinary course of business such as providing online marketing and/or other services to them. In 2019, 2020 and 2021, we had related party transactions of RMB3.0 billion, RMB2.8 billion and RMB4.4 billion in aggregate, respectively, in connection with online marketing and other services provided to related parties in our ordinary course of business. Please refer to “Item 7. Major Shareholders and Related Party Transactions” for more details. However, such related party transactions may discontinue in the future for a variety of reasons, such as the development status of relevant business or our relationship with the relevant parties. For example, a party may cease to be our related party, when we strategically dispose of our equity interests or otherwise cease to have significant influence over it, and such change in relationship may adversely affect our transactions and other business collaboration with the party. In addition, if we later on acquire a controlling stake in a related party or otherwise consolidate its results into our consolidated financial statements, our transactions with such party will no longer be related party transactions, and will not contribute to our financial results on a consolidated basis. Although we do not rely on these related party transactions, such change in relationship and/or transactions with related parties may have an adverse impact on our results of operations and financial performance.
We may have exposure to greater than anticipated tax liabilities.
We are subject to enterprise income tax, or EIT, VAT, and other taxes in many provinces and cities in China and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. For example, if our P4P service is classified as a form of advertisement distribution service, we may be required to pay a cultural business construction fee. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results— Taxation—PRC VAT in Lieu of Business Tax.” In addition, if this classification of P4P services were to be retroactively applied, we might be subject to sanctions, including payment of delinquent fees and fines for the revenues generated from our P4P services prior to the classification. Moreover, under the EIT Law, the PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length
principles. Particularly, pursuant to the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures issued by the State Administration of Tax in March 2017, if a PRC enterprise makes an outbound payment to its overseas related party which undertakes no functions, bears no risks or has no substantial operation or activities and such payment is inconsistent with
arm’s-length
principles, the tax authorities may carry out a special tax adjustment based on the full amount deducted prior to tax. Although we believe all our related party transactions, including all payments by our PRC subsidiaries and consolidated affiliated entities to our non-PRC
entities, are made on an
arm’s-length
basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.
Furthermore, due to shifting economic and political conditions, tax policies, laws, or rates in various jurisdictions may be subject to significant changes in ways that could impair our financial results. Various jurisdictions around the world have enacted or are considering enacting digital services taxes, which could lead to inconsistent and potentially overlapping international tax regimes of highly-digitalized businesses. The Organization for Economic Cooperation and Development continues to advance proposals relating to its initiative for modernizing international tax rules including
Two-Pillar
Solution to address the tax challenges arising from the digitalization of the economy, with the goal of having different countries implement a modernized and aligned international tax framework, but there are uncertainties on the rules and implementations and there is no guarantee that this will not affect our financial results.
In addition, our PRC subsidiaries and consolidated affiliated entities providing advertising services are exempted from cultural business construction fee for 2020 and 2021 and enjoy a 50% reduction of cultural business construction fee from January 1, 2022 to December 31, 2024. There is no assurance that the 50% reduction will continue after 2024.
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
We have purchased insurance to cover certain liabilities, properties, product quality and employees in connection with our intelligent driving business. We only have limited business liability or disruption insurance coverage for our operations in China. Any business disruption may result in our incurring substantial costs and the diversion of our resources.
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

Our results of operations have been, and could continue to be adversely, and may be materially, affected, to the extent that the
COVID-19
or any other epidemic harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the
COVID-19
and the actions taken by government authorities and other entities to contain the
COVID-19
or treat its impact, including the effectiveness of the vaccine programs, almost all of which are beyond our control. For the
COVID-19’s
impact on our financial results, please see “Item 5. Operating and Financial Review and Prospects.” Potential impacts include, but are not limited to, the following:

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

The potential downturn brought by and the duration of the
COVID-19
pandemic may be difficult to assess or predict, and actual effects will depend on many factors beyond our control. During the year ended December 31, 2020, we provided additional allowance for credit losses for accounts receivable and contract assets, recognized impairment charges on our long-term investments and content assets, and recorded loss from equity method investments, due to various factors including the severe impact of
COVID-19.
During the year

ended December 31, 2021, macroeconomy was gradually recovering in China and business activities largely resumed. However, the extent of the
COVID-19’s
future impact is still significantly uncertain and will depend on a number of factors, including the duration and severity of
COVID-19,
possibility of another wave in China and other countries, the development of the vaccine and other medical treatment, the actions taken by government authorities to contain the outbreak, and government stimulus measures, almost all of which are beyond our control. As a result, certain of our estimates and assumptions, including the allowance for credit losses, the valuation of certain debt and equity investments, long-term investments, content assets and long-lived assets subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to our current estimates in future periods. We are closely monitoring the impacts of
COVID-19
pandemic on us.
In general, our business could be adversely affected by the effects of epidemics, including, but not limited to, the
COVID-19,
avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions such as a snowstorm, flood or hazardous air pollution, or other outbreaks. In response to an epidemic, severe weather conditions, or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including, but not limited to, temporarily closing down business, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impact arising from a severe condition may cause business disruption, resulting in material, adverse impact to our financial condition and results of operations.
Risks Related to Our Corporate Structure
PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect our business.
Current PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. For example, pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding
e-commerce,
domestic multiparty communications,
store-and-forward
and call centers). In addition, foreign investors are prohibited from investing in companies engaged in internet culture businesses (except for music) and radio and television program production businesses.
We and our PRC subsidiaries are still considered foreign persons or foreign-invested enterprises under PRC foreign investment related laws. As a result, we and our PRC subsidiaries are subject to PRC legal restrictions on or conditions for foreign ownership of various industries, including the aforementioned ones. Due to these restrictions and conditions, we operate our platform and conduct business in certain restricted or prohibited industries in China through our consolidated affiliated entities. As all the nominee shareholders of our consolidated affiliated entities are either PRC citizens or PRC domestic enterprises, these entities are therefore considered as PRC domestic enterprises under PRC law. The “nominee shareholders” refer to those shareholders who have entered into exclusive equity purchase and transfer option agreements and equity pledge agreements with us as part of the contractual arrangements. Our contractual arrangements with our consolidated affiliated entities and the nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance. These contractual arrangements demonstrate our ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the consolidated affiliated entities. In 2019, 2020 and 2021, we derived 40%, 43% and 44% of our external revenues from our consolidated affiliated entities, respectively.

However, our company is a Cayman Islands holding company with no equity ownership in our consolidated affiliated entities and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our consolidated affiliated entities with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in our consolidated affiliated entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with our consolidated affiliated entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Baidu, Inc. may not be able to repay our indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our consolidated affiliated entities. Our holding company in the Cayman Islands, our consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our consolidated affiliated entities and, consequently, significantly affect the financial performance of our consolidated affiliated entities and our company as a group.
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
Although we believe we, our PRC subsidiaries and our consolidated affiliated entities comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has discretion in determining rectifiable or punitive measures for non-compliance
with or violations of PRC laws and regulations. If the PRC government determines that we or our consolidated affiliated entities do not comply with applicable law, it could revoke our consolidated affiliated entities’ business and operating licenses, require our consolidated affiliated entities to discontinue or restrict our consolidated affiliated entities’ operations, restrict our consolidated affiliated entities’ right to collect revenues, block our consolidated affiliated entities’ websites, require our consolidated affiliated entities to restructure their operations, impose additional conditions or requirements with which our consolidated affiliated entities may not be able to comply, impose restrictions on our consolidated affiliated entities’ business operations or on their customers, or take other regulatory or enforcement actions against our consolidated affiliated entities that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or our consolidated affiliated entities’ business operations or restrict our consolidated affiliated entities from conducting a substantial portion of their business operations, which could materially and adversely affect our consolidated affiliated entities’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of our consolidated affiliated entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of our consolidated affiliated entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.
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
As of December 31, 2021, we have made long-term loans in an aggregate principal amount of RMB19.4 billion (US$3.0 billion) to the nominee shareholders of our consolidated affiliated entities. We extended these loans to enable the nominee shareholders to fund the capitalization of these entities. We may in the future provide additional loans to the nominee shareholders of our consolidated affiliated entities in China in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans will depend on the profitability of these consolidated affiliated entities and their operational needs, which are uncertain. As of the date of this annual report, we do not have any repayment schedule with respect to such loans to the nominee shareholders of our consolidated affiliated entities.
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
If the chops of our PRC subsidiaries and our consolidated affiliated entities are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.
In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and consolidated affiliated entities are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.
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
China’s economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. In recent decades, the Chinese government has implemented a series of reform measures, including among others, emphasizing the utilization of market forces for economic reform and the establishment of improved corporate governance in business enterprises. Meanwhile, a considerable portion of productive assets in China is still owned by the government. In addition, the Chinese government also plays a significant role in regulating industry development and has extensive influence over China’s economic growth through allocating resources, foreign exchange control, and setting monetary and fiscal policy.
Growth of China’s economy has been uneven, both geographically and among various sectors of the economy, and the growth of the Chinese economy has slowed down in recent years. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, restricted cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets.
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
PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet and related business and companies.
The PRC government regulates the internet and related industry extensively, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and rapidly evolving, and thus their interpretation and enforcement, and under certain circumstances, the compliance requirements still involve significant uncertainties. For example, we only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunications services in China, including online information services.
The licensing requirements relating to the internet business in China are uncertain and evolving. This means that permits, licenses or operations at some of our PRC subsidiaries and consolidated affiliated entities may be subject to challenge, or we may not be able to obtain or renew certain permits or licenses, including, without limitation, a Value-Added Telecommunication Business Operating License, which is issued by the MIIT, an Internet News License, which is issued by the CAC, a Short Messaging Service Access Code Certificate, which is issued by the MIIT, an Online Audio/Video Program Transmission License, which is issued by the State Administration of Press Publication, Radio, Film and Television, or the SAPPRFT (the corresponding regulatory body currently known as National Radio and Television Administration, or the NRTA), a Radio and Television Program Production License, which is issued by the local bureau of the NRTA, a Surveying and Mapping Qualification Certificate for internet map services, which is issued by the National Administration of Surveying, Mapping and
Geo-information,
an Internet Culture Business Permit with or without the permitted scope of business covering online game operation and online game virtual currency issuance or trading, which is issued by the local bureau of the then Ministry of Culture, or the Ministry of Culture and Tourism which has replaced the Ministry of Culture, an Internet Publication Service License, which is issued by the SAPPRFT (the corresponding regulatory body currently known as the National Press and Publication Administration, or the NPPA), a Publication Business Operating License, which is issued by the local bureau of the SAPPRFT or NPPA, a Qualification Certificate for Internet Drug Information Services, which is issued by provincial branch of the State Food and Drug Administration (the corresponding regulatory body currently known as the National Medical Products Administration), a Human Resource Services License, which is issued by the local bureau of the Ministry of Human Resources and Social Security, a Filing Certificate for the Online Transaction Platform, which is issued by Beijing News and Publications Bureau, a Filing Certificate for Business of Category II Medical Devices, which is issued by Haidian Branch of Beijing Administration for Market Regulation, a Registration Certificate for Medical Devices, which is issued by Beijing Medical Products Administration, a Food Business License, which is issued by Zengcheng Branch of Guangzhou Administration for Market Regulation, a Medicine Business License, which is issued by Guangdong Medical Products Administration, a Filing Certificate for the Publication Online Transaction Platform, which is issued by Shanghai News and Publications Bureau, an Internet Domain Name Services License, which is issued by Beijing Communications Administration, and a License for Pilot Operation of Commercial Autonomous Transportation Services, which is issued by the Office of Beijing High-level Autonomous Driving Demonstration Zone. Violation of relevant laws and regulations governing these licenses, approvals, filings or qualifications may result in penalties and even suspension or revocation of the licenses, approvals, filings or qualifications. Failure to obtain, maintain or renew these permits and licenses may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us.
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
As we enter into new businesses, we may encounter additional regulatory uncertainties. For example, the current PRC legal framework on autonomous cars or autonomous driving is relatively new and evolving. Pursuant to the local rules and regulations in various cities including Beijing, Shanghai, Chongqing, Guangzhou, Cangzhou and other cities, any entity intending to conduct a road testing of autonomous driving vehicles in these cities must file an application for road testing with a designated local agency supervising road testing of autonomous vehicles in these cities. It also remains uncertain what additional compliance requirements we need to meet in order to undertake a road testing of our autonomous driving cars in other locations in China. Baidu has obtained permits to conduct road testing in certain regions or cities such as Beijing, Guangzhou, Yangquan, Shanghai, Changsha, Tianjin, Wuhan and Chongqing. There is no guarantee that the road testing of our autonomous driving cars in other locations fully complies with local laws and regulations. If our road testing is deemed by local enforcement authority as a violation of the applicable traffic and transportation laws, we may have to suspend the testing, and the progress of our research and development of autonomous cars may be adversely affected.
The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business.
The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.
We conduct our business primarily through our consolidated affiliated entities and our consolidated affiliated entities’ subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, or the Opinions. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the CAC issued the Cybersecurity Review Measures 2021, which required that, among others, network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering in a foreign country. On November 14, 2021, the CAC released the Regulations on the Network Data Security, or the Draft Regulations, for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. Since the Draft Regulations are in the process of being formulated and the Opinions and the Cybersecurity Review Measures 2021 remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our offshore offerings. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.
Any failure or perceived failure by us to comply with the enacted Anti-Monopoly Guidelines for Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.
The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce, or the MOFCOM, the NDRC and the State Administration for Industry and Commerce (now the SAMR), respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. In November, 2021, the National Anti-monopoly Bureau was inaugurated by the State Council, which aims to further implement the fair competition policies, and strengthen anti-monopoly supervision in the PRC, especially to strengthen oversight and law enforcement in areas involving platform economy, innovation, science and technology, information security and people’s livelihood.
In September 2020, the SAMR issued Anti-monopoly Compliance Guideline for Operators, which encourages, under the PRC Anti-monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In particular, on February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abuse of market dominance, concentration of undertakings, and abuse of administrative powers that eliminate or restrict competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of consumers and undertakings participating in internet platform economy, including without limitation, prohibiting companies with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements through entering into written or oral agreements or using technologies to block competitors’ interface or reduce positions in search results of goods displays, using bundle services to sell different services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Internet Platforms also reinforces anti-monopoly merger review for internet platform related transactions to safeguard market competition. In practice, the PRC governmental authority also strengthens the supervision of monopoly and other unfair competition acts, and requests to establish a new order of the platform economy. In April 2021, the SAMR, together with certain other PRC government authorities convened an administrative guidance meeting, focusing on the problem of requiring the operators on the platform to choose “one out of two” competitive platforms and other prominent problems, requesting major internet companies to conduct self-inspection and rectification on the activities which may violate anti-monopoly, anti-unfair competition, tax and other related laws and regulations, to comply with relevant laws and regulations strictly and to be subject to public supervision. In addition, many internet companies, including the over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR has stated it will organize and conduct inspections on the companies’ rectification results. If the companies are found to conduct illegal activities, more severe penalties are expected to be imposed on them in accordance with the laws. As of the date of this annual report, we have completed such self-inspection and have not received any further inquiry from the relevant governmental authorities. As the Anti-Monopoly Guidelines for Internet Platforms was newly promulgated, we are unable to estimate its specific impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance
is raised by relevant authorities and determined against us, we may be subject to fines and other penalties.
To our knowledge, there had been few precedents where internet companies with a VIE structure were investigated for being involved in the concentrations of undertaking before year of 2020. It had been long debated whether transactions involving internet companies with a VIE structure are subject to prior filing of notification requirements, since filing of notification of concentration of undertaking made by some internet companies were not accepted in the past. Due to such regulatory history in the industry and as a matter of common industry practice in the past, we did not file prior notification of concentrations of undertaking. However, since 2020, the SAMR has indicated a change of its regulatory practice in this regard by publishing cases of concentration of undertaking involving a VIE structure, explicit inclusion for the first time of the filing requirement for concentrations involving a VIE structure in the anti-monopoly regulations and rules and penalizing certain internet companies with a VIE structure for failure to file prior notifications of implementing concentrations. Hence, starting from 2020, the SAMR has been reviewing historical cases of concentrations of undertaking of internet companies with a VIE structure, and past failure to file prior notification of concentrations of undertaking may be investigated and penalized.
We have received enquiries from the SAMR related to failure to file prior notification of concentrations of undertaking, and with respect to certain past transactions for which we failed to file the prior notification, we have been fined with an amount of RMB500,000 for each case. There can be no assurance that we will not be subject to more enquiries or penalties in the future. If the anti-monopoly authority determines we, in the past or in the future, have failed to file other concentrations which are subject to the prior notification, we may be subject to penalty, including fines up to RMB500,000 per case, and in extreme case being ordered to terminate the contemplated concentration, to dispose of our equity or asset within a prescribed period, to transfer our business within a prescribed time or to take any other necessary measures to restore to the pre-concentration
status. On October 23, 2021, the Standing Committee issued a second draft amendment to the amended Anti-Monopoly Law for public comments, which proposes to increase the fines on business operators for illegal concentration to “no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition.” The draft also proposes for the relevant authority to investigate any concentration where there is evidence that such concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

Due to the enhanced enforcement of the Anti-Monopoly Law, we may receive greater scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. In addition, there are significant uncertainties on the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, especially with respect to the enactment timetable, final content, interpretation and implementation of the amended Anti-Monopoly Law. If it is enacted as proposed, it will impose a higher regulatory requirement to complete an acquisition transaction. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services as well as our investments in our ordinary business course to avoid any failure to comply with these regulations. Any failure or perceived failure by us to comply with the enacted Anti-Monopoly Guidelines for Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations.
We are subject to governmental economic sanctions or export control laws.
We are subject to various economic and trade sanctions laws in different jurisdictions. For example, U.S. economic sanctions prohibit the provision of products and services to countries, governments, and persons targeted by U.S. sanctions, including specific license requirements for the export, re-export
and/or transfer of specified items. United Kingdom financial sanctions and European Union sanctions also have similar regime to prohibit the provision of products and services to countries, governments and persons on their respective target list.
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
If any of our consolidated affiliated entities would be deemed as foreign invested enterprise under any such future laws, administrative regulations or provisions and any of our business would be included in any negative list or other form of restrictions on foreign investment, we may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on our business, financial condition, result of operations and prospects. If we or any of our consolidated affiliated entities is found to be in violation of any existing or future PRC laws, administrative regulations or provisions, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take corresponding action regarding such violations or failures to such entities, such as:

•	order to immediately terminate prohibited investment activities and to take certain measures to return to the pre-investment status;

•	order to rectify within prescribed period and to take necessary measures to comply with such laws, administrative regulations or provisions;

•	revocation of such entities’ business licenses and/or operating licenses;

•	shutting down of our website, or discontinuance or restriction on any transactions between certain of our PRC subsidiaries with them;

•	fines, confiscation of the income from our PRC subsidiaries or consolidated affiliated entities, or other requirements with which we or our consolidated affiliated entities may not be able to comply;

•
order to restructure our ownership structure, corporate governance and business operations, including terminating the contractual arrangements with our consolidated affiliated entities and deregistering the equity pledges of our consolidated affiliated entities, which in turn would affect our ability to consolidate, derive economic interests from, or impose effective control over our consolidated affiliated entities; or

•
restriction or prohibition on our use of the proceeds of any financing outside PRC to finance our business operations in PRC, and other regulatory or enforcement actions that could be harmful to our business.

Any of the above penalties may result in a material and adverse effect on our business operation. In addition, if the PRC regulatory authorities were to find our legal structure and contractual arrangements to be in violation of any PRC laws, administrative regulations or provisions, we are uncertain what impact of above PRC regulatory authorities’ actions would have on us and our ability to consolidate our consolidated affiliated entities in the consolidated financial statement. If any of these regulatory actions result in us losing our right to direct the activities of our consolidated affiliated entities or to receive substantially all the economic benefits and residual returns from our consolidated affiliated entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our consolidated affiliated entities in the consolidated financial statements. Any of the above results, or any other significant unfavorable actions that might be imposed on us in this event, would have an adverse effect on our business, financial condition, results of operations and prospects. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.
It may be difficult for overseas regulators to conduct investigation or collect evidence within China.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs and Class A Ordinary Shares—Certain judgments obtained against us by our shareholders may not be enforceable.” for risks associated with investing in us as a Cayman Islands company.
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
In particular, the MIIT, has published regulations that subject website operators to potential liability for content displayed on their websites or mobile apps and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information. Furthermore, we are required to report any suspicious content to relevant governmental authorities, and to undergo computer security inspections. If we fail to implement the relevant safeguards against security breaches, our websites may be shut down and our business and ICP licenses may be revoked. In addition, the CAC has, from time to time, also issued rules enhancing the internet service provider’s obligations to monitor information displayed on its information platform and prevent dissemination of illegal contents. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Value-Added Telecommunications Services and Internet Content Services—Regulations on Content.”
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
Pursuant to the EIT Law, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to EIT at a uniform rate of 25%. Certain enterprises may benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “High and New Technology Enterprises strongly supported by the state,” subject to certain general factors described in the EIT Law and the related regulations. Furthermore, an enterprise can claim a 150% super deduction for eligible research and development expenses (a 175% super deduction from January 1, 2018 to December 31, 2023).
A number of our PRC subsidiaries and consolidated affiliated entities are entitled to enjoy a preferential tax rate of 15% due to their qualification as “High and New Technology Enterprise,” which are subject to renewal every three years and their current preferential treatment under such “High and New Technology Enterprise” certificates will expire in 2022 and 2023. If any or some of these PRC subsidiaries and consolidated affiliated entities fail to maintain the “High and New Technology Enterprise” qualification, their applicable EIT rate will increase to 25%. Certain of our PRC subsidiaries and consolidated affiliated entities enjoy a 175% super deduction for eligible research and development expenses. However, there is no assurance that the 175% super deduction preferential policy will continue after 2023.
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
If we are considered a PRC resident enterprise under the EIT Law, our shareholders and ADS holders who are deemed non-resident
enterprises may be subject to the EIT at the rate of 10% upon the dividends payable by us or upon any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from China;
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
The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of foreign currency out of China. We receive most of our revenues in RMB. Under our current structure, our income at the Cayman Islands holding company level will primarily be derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders or ADS holders.
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
Baidu, Inc. is our offshore holding company conducting operations in China through our PRC subsidiaries and consolidated affiliated entities. We may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Loans by Baidu, Inc. or any of our offshore subsidiaries to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, or to our consolidated affiliated entities are subject to PRC regulations and foreign exchange loan registrations. Such loans to any of our PRC subsidiaries and consolidated affiliated entities to finance their activities cannot exceed a statutory upper limit and must be filed with SAFE through the online filing system of

SAFE pursuant to the applicable PRC regulations. We may also decide to finance our PRC subsidiaries by means of capital contributions, in which case the PRC subsidiary is required to register the details of the capital contribution with the local branch of SAMR and submit a report on the capital contribution via the online enterprise registration system to the Ministry of Commerce. Meanwhile, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions given the PRC legal restrictions on foreign ownership of internet, value-added telecommunication-based online marketing, online audio and video services and mobile app distribution businesses. We have also entered into several loan agreements with Du Xiaoman, our related party. Please refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Loan transactions with Du Xiaoman”.
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
In addition, our shareholders who are PRC entities shall complete their overseas direct investment filings according to applicable laws and regulations regarding the overseas direct investment by PRC entities, including certificates, filings or registrations with the MOFCOM and the NDRC, or the local branch of the MOFCOM and NDRC based on the investment amount, invested industry or other factors thereof, and shall also update or apply for amendment in respect to the certificates, filings or registrations in the event of any significant changes with respect to the offshore investment.
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
The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by

PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up,
on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.
The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings of stocks, depository receipts, convertible corporate bond, or other equity securities, and overseas listing of these securities for trading, by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on
offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on
offering within three business days after completion of the
follow-on
offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Provisions and the Draft Administration Measures, please refer to “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Overseas Offering and Listing.”
As of the date of this annual report, the Draft Provisions and the Draft Administration Measures have been released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRS will start applying the filing requirements to new offerings and listings. Only new initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process. As for the filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. The Q&A also addressed the contractual arrangements and pointed out that if complying with domestic laws and regulations, companies with VIE structure are eligible to list overseas after filing with the CSRC. Nevertheless, it does not specify what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.
In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ordinary shares or ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The HFCA Act, which was signed into law on December 18, 2020, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. After we file this annual report on Form 20-F, we may be identified by the SEC under the HFCA Act as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s control. If our shares and ADSs are prohibited from trading in the United States, the impact on the market for our shares outside the United States is highly uncertain, and there is no certainty we will be able to list on additional non-U.S. exchange to facilitate the trading in our securities. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States as early as 2023.
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
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China and by the Board of Governors of the Federal Reserve System. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
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
Risks Related to Our ADSs and Class A Ordinary Shares
The trading price of our ADSs and/or our Class A ordinary shares has been and is likely to continue to be volatile regardless of our operating performance.
The trading price of our ADSs has been and is likely to continue to be volatile, and could fluctuate widely in response to a variety of factors, many of which are beyond our control. Likewise, the trading price of our Class A ordinary shares can be volatile for similar or different reasons. Factors impacting the price and trading volume of our listed securities include, but are not limited to, the following:

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
In addition, the stock market in general, and the performance and fluctuation of the market prices for internet-related companies and other companies with operations mainly in China in particular, may affect the volatility in the prices of and trading volumes for our listed securities. The securities of some China-based companies that have listed their securities in Hong Kong and/or the United States have experienced significant volatility that often has been unrelated to the operating performance of such companies, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities may affect the attitudes of investors towards Chinese companies listed in Hong Kong and/or the United States in general, which consequently may impact the trading performance of our listed securities, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our listed securities. Volatility or a lack of positive performance in the price of our listed securities may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.
We adopt different practices as to certain matters as compared with many other companies primarily listed on the Hong Kong Stock Exchange.
We completed our public offering in Hong Kong in March 2021 and the trading of our Class A ordinary shares on the Hong Kong Stock Exchange commenced on March 23, 2021 under the stock code “9888.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the SFO and the Companies (Winding Up and Miscellaneous Provisions) Ordinance and have applied for a ruling under the Takeovers Codes. As a result, we will adopt different practices as to those matters as compared with other companies primarily listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.
Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Class A ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO, which could result in us having to amend our corporate structure and articles of association and our incurring of incremental compliance costs. Notwithstanding the foregoing, in the event that the Hong Kong Stock Exchange deemed us as having a dual primary listing in Hong Kong, we will be permitted to retain our existing weighted voting rights structure and our variable interest entity structure.
Substantial future sales or perceived potential sales of our Class A ordinary shares and/or ADSs in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline.
Sales of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares and/or ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of our Class A ordinary shares and/or ADSs, the prevailing market price for our Class A ordinary shares and/or ADSs could be adversely affected. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have a material and adverse effect on the price of our Class A ordinary shares and/or ADSs.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline.
The trading market for our Class A ordinary shares and/or ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A ordinary shares and/or ADSs or publishes inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price of or trading volume for our Class A ordinary shares and/or ADSs to decline.

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
Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of, among other things, lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies have conducted or are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.
iQIYI was subject to allegations made in the short seller report published by Wolfpack Research on April 7, 2020. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Separately, in November 2020, after our announcement that we had entered into definitive agreements with JOYY Inc. (JOYY) and certain of its affiliates to acquire YY Live, Muddy Waters published a short selling report containing certain allegations against JOYY, including the YY Live Business. On February 8, 2021, JOYY publicly disclosed that its audit committee conducted an independent review of the allegations raised in the report related to the YY Live business, with the assistance of independent counsel, working with a team of experienced forensic auditors and data analytics experts, and that the review concluded that the allegations raised and conclusions reached in the report about the YY Live business were not substantiated. Further, JOYY Inc. and certain of its current and former officers and directors were named as defendants in a federal putative securities class action filed in November 2020 in the district court for the Central District of California, alleging that they made material misstatements and omissions in documents filed with the SEC regarding certain of the allegations contained in the Muddy Waters short seller report. In March 2022, the court granted defendants’ motion to dismiss in its entirety with prejudice. See “—We face risks associated with our proposed acquisition of YY Live and its online live streaming business.” We may also become the subject of other short seller attacks from time to time in the future and class actions or regulatory enforcement actions derivative of such short seller attacks or actions of a similar nature. Any such allegations may be followed by periods of instability in the market price of our Class A ordinary shares and/or ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves, including in connection with class actions or regulatory enforcement actions derivative of such allegations. While we believe we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day
our operations. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our securities and our business operations.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves.
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

Our board of directors also has the discretion to authorize additional share repurchase programs in the future. The share repurchase programs do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs and/or shares. We cannot guarantee that any share repurchase program will enhance long-term shareholder value. The share repurchase programs could affect the price of our listed securities and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our Class A ordinary shares and/or ADSs. Furthermore, share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves.
Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares and/or ADSs for return on your investment.
We currently do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares and/or ADSs as a source for any future dividend income.
Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, the declaration of dividend will be subject to our memorandum and articles of association and certain restrictions under Cayman Islands law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of our Class A ordinary shares and/or ADSs. There is no guarantee that our Class A ordinary shares and/or ADSs will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares and/or ADSs. You may not realize a return on your investment in our Class A ordinary shares and/or ADSs and you may even lose your entire investment in our Class A ordinary shares and/or ADSs.
Holders of our ADSs may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.
Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attached to the shares evidenced by our ADSs on an individual basis. Holders of our

ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attached to the shares represented by the ADSs. Holders of our ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to holders of our ADSs a shareholder meeting notice which contains, among other things, a statement as to the manner in which their voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from ADS holders on or before the response date established by the depositary. However, no voting instruction will be deemed given and no such discretionary proxy will be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders.
Holders of our ADSs may not be able to participate in rights offerings and may experience dilution of their holdings as a result.
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
Holders of our ADSs may not receive cash dividends, if any, if the depositary decides it is impractical to make them available to ADS holders.
The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of Class A ordinary shares that their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. In these cases, the depositary may decide not to distribute such property to holders of our ADSs.
Holders of our ADSs may be subject to limitations on transfer of your ADSs.
The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Certain judgments obtained against us by our shareholders may not be enforceable.
We are incorporated in the Cayman Islands, and conduct most of our operations in China through our subsidiaries and consolidated affiliated entities in China. All of our executive officers and a majority of our directors do not reside in the United States or Hong Kong and some or all of the assets of these persons are not located in the United States or Hong Kong. As a result, it may not be possible to effect service of process within the United States, Hong Kong or elsewhere outside of China upon our executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws, Hong Kong laws or otherwise.
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
Although there is no statutory enforcement in the Cayman Islands of judgments obtained in Hong Kong courts or federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination
of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts or Hong Kong courts under civil liability provisions of the U.S. federal securities law or Hong Kong law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. or Hong Kong would be enforceable in the Cayman Islands.
Our corporate affairs are governed by our memorandum and articles of association and by the Cayman Islands Companies Act (As Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.
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
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States or in Hong Kong.

Since our company is a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States or Hong Kong.
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
Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under Hong Kong law and the laws of most U.S. jurisdictions. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholders’ approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.
Furthermore, our articles of association are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as the absence of requirements that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders.
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
Due to the disparate voting powers attached to these two classes, certain shareholders have significant voting power over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control could discourage or prevent others from pursuing any potential merger, takeover or other change of control transactions with our company, which could deprive our shareholders and ADS holders of an opportunity to receive a premium for their shares or ADSs as part of a sale of our company and might reduce the price of our Class A ordinary shares and/or ADSs.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and/or ADSs.
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

We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
Because we qualify as a foreign private issuer under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the U.S. Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the U.S. Exchange Act;

•
the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.
We are required to file an annual report on Form
20-F
within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form
6-K.
However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
As a Cayman Islands exempted company listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the Companies Act (As Revised) of the Cayman Islands nor our Memorandum and Articles requires a majority of our directors to be independent and we could include non-independent
directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We followed home country practice with respect to annual general meetings and did not hold an annual general meeting of shareholders in

2021. We have convened an extraordinary general meeting on December 7, 2021 to revise our memorandum and articles of association, so that we are required to convene an annual general meeting each year. This resolution has been passed and our memorandum and articles of association was amended and restated accordingly. If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.
We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequence to U.S. Holders of our ADSs or ordinary shares.
A
non-U.S.
corporation, such as our own, will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally determined on a quarterly basis) is attributable to assets that produce or are held for the production of passive income. The value of our assets is generally determined by reference to the market price of the ADSs and ordinary shares, which may fluctuate considerably. In addition, because PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for the current or any future taxable year.
Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2021 and do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ordinary shares and/or ADSs may cause us to become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ordinary shares and/or ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years.
If we were treated as a PFIC for any taxable year during which a U.S. Holder (defined below) held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10.E. Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”
The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our Class A ordinary shares and/or ADSs.
We are subject to Hong Kong and Nasdaq listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Class A ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class A ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of our Class A ordinary shares.
Exchange between our Class A ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.
Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also surrender ADSs and withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and our ADSs on Nasdaq may be adversely affected.
The time required for the exchange between Class A ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.
There is no direct trading or settlement between Nasdaq and the Hong Kong Stock Exchange on which our ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of Class A ordinary shares in exchange of ADSs or the withdrawal of Class A ordinary shares represented by the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.
Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.
We are exposed to risks associated with any potential
spin-off
of one or more of our businesses.
We are exposed to risks associated with any potential
spin-off
of one or more of our businesses. The Hong Kong Stock Exchange has granted us a waiver from strict compliance with the requirements in paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to spin-off
a subsidiary entity and list it on the Hong Kong Stock Exchange within three years after the listing of our Class A ordinary shares on the Hong Kong Stock Exchange. While we do not have any specific plans with respect to the timing or details of any potential spin-off
listing on the Hong Kong Stock Exchange as at the date of this annual report, we continue to explore the ongoing financing requirements for our various businesses and may consider a spin-off
listing on the Hong Kong Stock Exchange for one or more of those businesses within the three year period after the listing of our Class A ordinary shares on the Hong Kong Stock Exchange. As of the date of this annual report, we have not identified any target for a potential spin-off;
as a result we do not have any information relating to the identity of any spin-off
target or any other details of any spin off and accordingly, there is no material omission of any information relating to any possible spin-off
in this document. The waiver granted by the Hong Kong Stock Exchange is conditional upon us confirming to the Hong Kong Stock Exchange in advance of any spin-off
that it would not render the Company, excluding the businesses to be spun off, incapable of fulfilling either the eligibility or suitability requirements under Rules 19C.02 and 19C.05 of the Hong Kong Listing Rules based on the financial information of the entity or entities to be spun-off
at the time of our company’s Listing (calculated cumulatively if more than one entity is spun-off).
We cannot assure you that any
spin-off
will ultimately be consummated, whether within the three-year period after the listing of our Class A ordinary shares on the Hong Kong Stock Exchange or otherwise, and any such spin-off
will be subject to market conditions at the time and approval by the listing committee of the Hong Kong Stock Exchange. In the event that we proceed with a spin-off,
our company’s interest in the entity to be
spun-off
(and its corresponding contribution to the financial results of our company) will be reduced accordingly.

Item 4.	Information on the Company

A.	History and Development of the Company
Our company was incorporated in the Cayman Islands in January 2000. In December 2008, our shareholders approved the name change of our company from Baidu.com, Inc. to Baidu, Inc. In December 2021, our shareholders approved the name change of our company from Baidu, Inc. to Baidu, Inc.
百度集團股份有限公司
by adopting the dual foreign name “
百度集團股份有限公司
”
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
On August 5, 2005, we listed our ADSs on The NASDAQ National Market (later renamed The Nasdaq Global Market) under the symbol “BIDU,” with each ADS representing one Class A ordinary share at the time. Our ADSs are currently traded on The Nasdaq Global Select Market.
On May 12, 2010, we effected a change of the ADS to Class A ordinary share ratio from 1 ADS representing 1 Class A ordinary share to 10 ADSs representing 1 Class A ordinary share. The ratio change had the same effect as a
10-for-1
ADS split.
In November 2012, we obtained the controlling interest in iQIYI, Inc., or iQIYI, a prior equity method investee, and have since then consolidated its financial results into our consolidated financial statements. In May 2013, we acquired the online video business of PPStream Inc., or PPS, merged it with iQIYI and have since then consolidated its financial results into our consolidated financial statements. iQIYI completed its initial public offering in March 2018 and iQIYI’s American Depositary Shares trade on the Nasdaq Global Select Market under the symbol “IQ”. We continue to control iQIYI and consolidate its financial results into our own in accordance with U.S. GAAP.
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
We closed Series A financing of our smart living business, or Smart Living Group (SLG), at a post-money valuation of approximately RMB20 billion (US$2.9 billion), and Series B financing at a US$5.1 billion post-money valuation, in November 2020 and August 2021, respectively. SLG operates DuerOS voice assistant and DuerOS-powered smart devices. We continued to consolidate the financial results of SLG into our own in accordance with U.S. GAPP as a majority shareholder.
We entered into definitive agreements with JOYY in November 2020 and made certain amendments in February 2021 to acquire YY Live, which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The closing of this acquisition is subject to certain conditions, including, among others, obtaining necessary regulatory approvals from governmental authorities. We and JOYY have agreed to extend the long stop date, which is the closing deadline of the proposed transaction, to March 31, 2022, which may be further extended through mutual agreement of both parties, if the approval has not been obtained by then. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks associated with our proposed acquisition of YY Live and its online live streaming business.”

On March 1, 2021, our shareholders approved and effected a change to our authorized share capital by
1-to-80
subdivision of shares. Concurrently, we effected a proportionate change in ADS to Class A ordinary share ratio from 10 ADSs representing 1 Class A ordinary share to each ADS representing 8 Class A ordinary shares.
On March 23, 2021, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “9888.” We raised from our global offering in connection with the listing in Hong Kong approximately US$3.1 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.
We moved to our current corporate headquarters, which we name as Baidu Campus, in November 2009. Our principal executive offices are located at Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, the People’s Republic of China. Our telephone number at this address is +86 (10) 5992-8888.

B.	Business Overview
Our mission is to make the complicated world simpler through technology.
We are a leading AI company with a strong Internet foundation. We have been consistently investing in AI since 2010 to solidify our technology advancement, improve search capabilities and boost overall monetization. Baidu Brain, our core AI technology engine, has enabled us to develop new AI businesses. The breadth and depth of our AI capabilities provide the differentiating foundational technologies that power all of our businesses.
We are one of the very few companies in the world that offers a full AI stack, encompassing an infrastructure consists of AI chips, deep learning framework, core AI capabilities, such as natural language processing, knowledge graph, speech recognition, computer vision and augmented reality, as well as an open AI platform to facilitate wide application and use. Our technological innovation in AI has been well recognized by the global community. For instance, ERNIE, our knowledge-enhanced natural language processing framework, became the first AI model to score above 90 on GLUE (General Language Understanding Evaluation), which is widely considered as the benchmark for testing AI language understanding, and won the SAIL (Super AI Leader) award, the highest honorary recognition at the 2020 World Artificial Intelligence Conference. PaddlePaddle, an industrial open-source deep learning platform, was rated No. 1 in terms of usage in China, according to IDC in December 2021. We have put our leading AI into innovative use. For example, we are the first to receive driverless licenses in China and the U.S. and we are testing driverless vehicles in China.
Baidu was founded as a search engine business in 2000 with the belief that technology can change the way people discover and consume information. At the heart of Baidu search is its ability to better understand a users’ search queries and to answer these queries by matching the most relevant information in ranked search results. To achieve this, we continuously innovate and develop new technologies and products that enhance Baidu search user experience. We began to use AI a decade ago to power these technologies in order to better match user search intent with the large amount of information on the Internet. For instance, our natural language processing, an AI capability, enables the understanding of important details of a query, particularly in complex conversational queries. This helps optimize search results returned and increase the satisfaction rate of users. Years of tagging, understanding and intelligently processing all forms of content on the Internet—text, images and videos—with AI has helped us develop Baidu Brain, which in turn has enabled us to further develop leading AI technologies and commercialize them through products and services for consumers, enterprises and the public sector. Our ability to continuously invest heavily in research and development is made possible by the durable revenue that we generated as a leading Internet platform.
The widespread usage of our open AI platform by developers and businesses creates a network effect for our AI technologies, products and services. In December 2021, PaddlePaddle developer community grew to 4.06 million and serves over 157,000 businesses. The more developers and businesses use our AI models, tool kits and services, the better our AI capabilities become, which in turn further increase the attractiveness of our AI platform to developers and business communities. This network effect helps us obtain unique insights into different kinds of products and services that are in demand and have real-world application across different industries, setting a strong foundation for us to make investment decisions and lead with technology, products and services in the markets that we have entered.
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
Over the past two decades, we have demonstrated a track record for long-term growth and strong profitability, which has enabled us to invest in a diversified portfolio of products and services with large total market opportunities and further improve our long-term growth prospects. Through years of investment in research, AI chip design, developer community, patents and talent development, we are turning AI into innovative use cases and new monetization opportunities. Powered by AI, Baidu Core, which excludes iQIYI and contributed over 70% of our total revenues during 2019, 2020 and 2021, mainly provides search-based, feed based, and other online marketing services, as well as products and services from new AI initiatives in the following three growth engines:

•
Mobile Ecosystem
: a portfolio of over one dozen apps, including Baidu App, Haokan and Baidu Post, which provides an open platform that aggregates a wide range of third-party, long-tail content and services through our AI building blocks and which helps communities connect and share knowledge and information;

•
AI Cloud
: a full suite of cloud services and solutions, including IaaS (infrastructure as a service), PaaS (platform as a service) and SaaS (software as a service) and uniquely differentiated by our AI solutions; and

•
Intelligent Driving
 & Other Growth Initiatives (OGI)
: our growth initiatives include intelligent driving (Apollo Self Driving and DuerOS for Auto, including high definition maps, automated valet parking and Apollo navigation pilot and DuerOS for Auto), autonomous ride-hailing services and intelligent electric vehicles under a joint venture, Jidu Auto, that we established with Zhejiang Geely Holding Group (Geely), as well as Xiaodu smart devices powered by DuerOS smart assistant and AI chip development.

At the core of our Mobile Ecosystem is Baidu App, which is the No. 1 search-plus-feed app in China with an MAU of 622 million and daily logged-in
users surpassing 80% in December 2021. Unlike most mobile apps, which direct traffic to a closed content ecosystem, Baidu App, through our AI building blocks, aggregates content and services from third-party apps and websites, and directs traffic to third-party content and service providers with native-app
like experience. Under an open-platform model, Baidu App can continue to grow our huge offering of third-party content and services, by leveraging our network partners of Baijiahao (BJH) Accounts, Smart Mini Program and Managed Page. Our decade-long experience with AI and the development of a powerful knowledge graph allow us to match user intent with long-tail, third-party content and services on our open platform.
Our Mobile Ecosystem also includes a portfolio of over one dozen apps, including Baidu App, Haokan and Baidu Post, providing a platform for people to discover and consume information through search and feed, interact and engage with creators, publishers, service providers and merchants. This native-app
like experience from user acquisition to user relationship management to closed loop transactions demonstrates our value to merchants, enabling them to perform user life-time management on our platform, and has made Baidu App a leading online marketing services provider for both search and feed. Within our Mobile Ecosystem, we serve more than half-a-million
customers by enabling them to tap into our massive user base. We monetize primarily through offering comprehensive and effective marketing services to fulfill our customers’ needs. We generate revenue primarily from providing search, feed and other marketing services, which account for a majority of our total revenues in 2019, 2020 and 2021. We have made extensive use of AI technologies to develop innovative marketing services, such as dynamic ads, which recommends products from our marketing customers most fitting to each search user. Our marketing cloud also provides innovative AI capabilities to our marketing customers, so that users can still make product inquiries during non-business
hours and Baidu Brain can automatically carry a conversation with users to facilitate transactions. In addition, the user engagement and user logins that have developed on our platform are enabling us to diversify monetization beyond online marketing into other services, such as live broadcasting, online games and membership.
Our AI Cloud offers a full suite of cloud services and solutions, including IaaS, PaaS, and SaaS, and is differentiated with our AI solutions. Leveraging Baidu Brain, our AI solutions provide customers and developers with a comprehensive library of modularized solutions, including open source codes, pre-trained
models,
end-to-end
development kits, tools and components. In addition, our AI Cloud customers can leverage our large library of key AI capabilities, such as knowledge graph, speech recognition and synthesis, natural language processing and computer vision. Our products and services, such as EasyDL, a no-code
toolkit on PaddlePaddle that helps users without programming skills build customized machine learning models with a drag-and-drop
interface, and BML Baidu machine learning, a full-featured AI development platform for AI algorithm developers based on PaddlePaddle, make it easier for customers to use deep learning and machine learning to solve real world problems, and our cloud services are formulated to serve across different industries, including transportation, manufacturing, the public service sector, energy industries, financial services, and Internet/media.
Our Intelligent Driving & OGI consists of promising businesses in development with huge market opportunities, and some are at early-stage commercialization with a growing customer base. We are a market leader in intelligent driving and smart devices, and we are pursuing these large growth opportunities by leveraging our unique AI capabilities, data insights and internally developed chips. Apollo Go, which provides autonomous ride-hailing service, is now open to the public in 8 cities in China. Apollo Go has begun to charge fees for the autonomous ride-hailing services on open roads in Beijing since November 25, 2021, in Chongqing since February 18, 2022, and in Yangquan since February 27, 2022.
Our strong brand and market leadership in autonomous driving has carried over to intelligent driving. Apollo is a well-recognized brand among automakers. We have partnered with over 30 automakers, including those for Ford, Toyota, Great Wall and BYD to power their passenger vehicles.
Xiaodu ranked No. 1 in smart display shipments globally and No. 1 in smart speaker shipments in China for the first nine months of 2021, according to IDC, Strategy Analytics and Canalys. We also develop AI chips internally customized for Baidu Brain and specific AI usages to improve performance and costs. We believe these initiatives will strengthen our revenue drivers for long-term growth.
iQIYI produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content, in a variety of formats.
We believe we have built a large and strong portfolio of products and services to give Baidu the scale necessary to invest heavily in technology, while optimizing our future for sustainable long-term growth. We derive significant synergies by incorporating the AI developed for search into other parts of our business. For example, large daily use of our visual search and voice search may be used to improve Apollo sensing capability and DuerOS speech recognition capabilities.

Our operations are primarily conducted in China. For the year ended December 31, 2021, more than 97% of our group’s total revenues were generated from China, and as of December 31, 2021, more than 80% of our group’s total assets were based in China.
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
Products and Services for Users
Baidu App.
Our flagship app enables users to access our search, feed, content and other services through mobile devices. Baidu App offers twin-engine search and feed functions that leverage our
AI-powered
algorithms and deep user insight to offer users a compelling experience. Through the building blocks of BJH accounts, Smart Mini Program and Managed Page, Baidu App provides users single with log-on,
native-app-like
experience to a wide range of information and services dispersed across isolated mobile apps and HTML5 websites, as well as merchants a full suite of marketing cloud services. Baidu App’s spanning mobile ecosystem has resulted in more users logging in. In December 2021, MAUs and DAUs of Baidu App reached 622 million and 218 million, respectively, and daily logged in users surpassed 80%.

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

•
Baidu Feed.
Baidu Feed provides users with personalized timeline based on their demographics and interests. Baidu Feed complements our core search product, leverages Baidu AI recommendation algorithms and monetization platform, and contributes to user engagement and retention, including content sharing, likes, and comments. Baidu Feed provides text-to-speech
function to help users consume Internet content hands free, as well as leverages its large traffic to distribute video content from Haokan, iQIYI and third parties.

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
Internally Developed
Knowledge-and-Information-Centric
Products.
Our content and services ecosystem also includes a comprehensive portfolio of knowledge and information products developed internally,

in partnership with professionals, reputable organizations and other users. For example, we provided live streaming content from healthcare industry experts in 2020, to help users better understand and cope with the
COVID-19
pandemic.

•
Baidu Wiki.
A leading wiki in China compiled by experts in specialized fields featuring high-quality columns and videos, such as
Encyclopedia of Intangible Cultural Heritage
,
Digital Museum
and
Recorder of History
.

•
Baidu Knows.
An online community where users can pose questions to other users, such as individuals, professionals, and enterprises. Baidu Knows leverages Baidu’s search capabilities to help users find answers to their questions on the Internet fast and efficiently, while at the same time allow various partners of Baidu Knows to engage with their targeted users.

•	Baidu Experience. An online platform where users share daily knowledge and experience, providing practical tips and interesting perspectives in areas, such as software, lifestyle, and games, etc.

•
Baidu Post.
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

•
Managed Page
. Managed Page is a hosted mobile alternative for website owners. Site owners may open an account on our platform, use our tools and services powered by AI and engage with users without having to maintain their own site and pay for server, software and bandwidth costs. Managed Page comes with industry-specific templates and is designed to provide users with more reliable and secure information. Managed Page reached 40% of Baidu Core 2021 online marketing revenue.

Baidu Union.
We match the promotional links of our online marketing services customers to the online properties of Baidu Union partners, which consists of a large number of partners, such as third-party websites, wap sites and mobile apps. Some Baidu Union partners, such as online portal websites and Internet cafes, also embed our products and services, such as Baidu Search or a search function powered by Baidu Search, onto their online properties, which allows Baidu Union partners to provide high-quality, relevant search results to their users without incurring the cost of development and maintenance for advanced search capabilities and monetize their traffic through revenue sharing arrangements with us. Baidu Union partners may use our content recommendation system to provide feed content and ads to their users. We typically pay our Baidu Union partners a portion of the online marketing revenues based on pre-arranged
agreements.
In addition, we also enter into arrangements with Baidu Union partners to provide our search engine in their browsers. We typically pay such Baidu Union partners a fee based on prearranged agreements.
Products and Services for Customers
We, through our network of third-party agents and our direct sales team, deliver online marketing services to a diverse customer base consisting of SMEs across industries, including healthcare, retail,
e-commerce,
education, personal care, real estate, home furnishing, automobile, financial services, professional services, franchising and online games. In 2021, we served more than half a million enterprise customers, who are customers of our online marketing services.
Our online marketing services enable the delivery of comprehensive, rich, and diversified marketing offerings to fulfill customer needs. Our online marketing services include P4P (pay for performance) services and others. We generate revenues primarily from the sale of P4P online marketing services and other marketing services to our customers, which accounts for a majority of our total revenue for the years ended December 31, 2019, 2020 and 2021.
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
Baidu Core—AI Cloud
Our AI Cloud offers a comprehensive set of cloud services and solutions, including IaaS, PaaS and SaaS, based on our unique AI capabilities Combined with our effective marketing capabilities, we have been able to demonstrate the ability to cross-sell and up-sell
additional products and services to existing customers, which in turn enables us to more efficiently grow our cloud business.
Our AI Cloud, which has become a revenue driver, includes two parts: (i) enterprise and public sector cloud solutions, and (ii) personal cloud service.
For enterprises and public sector, we offer IaaS, PaaS and SaaS, profited from our unique AI capabilities, to various customers. Enterprises and the public sector have been the growth engine for the cloud revenue, consistently outgrowing the overall AI Cloud business. In 2021, we achieved breakthroughs in certain industries, in particular, transportation, manufacturing, public service sector, and energy and utilities.
Our IaaS provides our customers the flexibility to quickly scale or cut back on their cloud computing needs without having to provide huge capital layout upfront. Our IaaS business benefited from multi-cloud strategies adopted by many of our customers.
We also provide enterprise customers with cloud solutions, usually consisting of PaaS and SaaS, that leverage the unique AI capabilities from Baidu Brain. For example, we enabled a client in the manufacturing sector to automate quality assurance checkpoints on its production line by leveraging our computer vision capabilities. This solution helped our client reduce labor cost and improve their operational efficiency.
In the transportation industry, we are a pioneer and industry leader in developing V2X
(vehicle-to-everything)
solutions, the infrastructure backbone to smart transportation, to cities in China to help them improve municipal traffic condition, air pollution and road safety, using Baidu AI technology. As of December 31, 2021, Baidu ACE smart transportation has been adopted by 35 cities, increased from 14 cities as of the end of 2020, based on contract amount over RMB10 million. Our goal is to offer a comprehensive set of products, services, and tools to enable enterprises and public sector to improve productivity and operational efficiency through the use of Baidu AI and cloud infrastructure.
The industry
know-how
from our existing businesses, such as our Mobile Ecosystem and iQIYI, also provides valuable insights on how to tailor AI Cloud solutions to customers in the technology and media industries.
For the personal cloud service, we offer Baidu Drive, which allows users to store and retrieve photos, videos, and other files on AI Cloud, along with other capabilities, such as group share and data transfer. Personal cloud service contributed a small portion of total cloud revenues, and has been growing more slowly than the overall cloud revenues.

For AI Cloud, we generate revenue by providing cloud services and solutions to enterprise clients, consumers and the public sector directly or through solution integrators for a lump-sum

fee or on a subscription basis. We also generate revenue from Baidu Drive from membership services provided to individual customers. Baidu Core’s cloud services revenue reached RMB15.1 billion (US$2.4 billion) in 2021, increasing by 64% from 2020.
Baidu Core—Intelligent Driving & OGI
Intelligent Driving & OGI include developments with large total addressable markets and earlier-stage commercialization with a growing customer base, including Apollo intelligent driving and DuerOS smart assistant.
Intelligent Driving
Intelligent driving, including Apollo self-driving services and DuerOS for Auto, robotaxi fleets (autonomous ride-hailing service) and intelligent EVs, leverage AI and other technologies to make a vehicle, or fleet of vehicles, more intelligent, all with the ultimate goal to be autonomous.
We are the market leader in autonomous driving in China in terms of number of test miles and number of test licenses. The industry definition for L4 autonomous driving is that the vehicles are capable to drive themselves without human interactions but will be restricted to known use cases, or in most environments and road conditions. Apollo has already received permits for fully autonomous driving testing in Beijing, Cangzhou (Hebei), and Changsha (Hunan) within China. A well-known research firm, names Apollo as one of the four global leaders in autonomous driving, recognizing us as the top-tier

autonomous driving company from China.
In addition, the services and solutions of intelligent driving are compatible with our smart transportation solutions, which leverage each other to gain a better understanding of traffic and road conditions, as well as to improve cost efficiency. Our leadership in autonomous driving, industry know-how,

operating experience, transportation ecosystem understanding (from our smart transportation projects and maps), and cost advantage give us strong competitive advantages in leading the development of the intelligent driving industry.
Apollo Self-Driving Services

and DuerOS for Auto.

We have been investing in autonomous driving technology to provide automakers with self-driving services. Under Apollo Self-Driving, we offer HD Map, AVP (automated valet parking) and ANP (Apollo navigation pilot). We introduced AVP (our automated valet parking) services in 2018, which allow a driver to get out of the car upon arrival at his or her destination and our solution would enable the vehicle to autopark, and to direct the vehicle to automatically drive to driver’s location out of the parking lot. In December 2020, we introduced ANP (Apollo navigation pilot) services, which leverage our autonomous driving capabilities. In 2021, WM Motor, a Chinese EV OEM, signed with Baidu to install Apollo navigation pilot in its new W6 SUVs, Great Wall Motors chose to feature Apollo AVP. DuerOS for Auto, our infotainment solution to automakers, strengthens our partnership with automakers. As of December 31, 2021, Apollo partner network grew to over 30 makes, including those from automakers like GM, Ford, Toyota, and Great Wall. These products are in the early stage of monetization and their revenue contribution is insignificant.
Apollo Robotaxi.

Robotaxi fleet operation represents a massive opportunity. Apollo Go, our robotaxi service, is now available in 8 cities, including Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Changsha, Cangzhou and Yangquan. Luobokuaipao, the mobile application of Apollo Go, is available for download for free from all the major app stores in China. Apollo Go has begun to charge fees for the autonomous ride-hailing services on open roads in Beijing since November 25, 2021, in Chongqing since February 18, 2022, and in Yangquan since February 27, 2022.
In 2021, our fully autonomous ride-hailing service opened to the public at the Shougang Park, a Beijing 2022 Winter Olympics site. In June 2021, we introduced Apollo Moon, 5 th

generation Apollo robotaxi vehicles.

In addition, Apollo Go benefit from our unique holistic approach, which synergizes our ACE smart transportation solution, autonomous vehicles, maps and cloud services to improve the safety performance on China’s complicated urban roadways.
Intelligent EVs.
We formed a new EV as a joint venture, Jidu Auto, that we established with Geely and entered into a strategic partnership with Geely in January 2021. We will provide intelligent driving capabilities to power the passenger vehicles, and Geely, which holds the distinction of best-selling Chinese automobile brand in past years under the Volvo and Geely brands, will contribute its expertise in automobile engineering and manufacturing. In March 2021, we launched Jidu Auto in the partnership with Geely. Jidu has completed its first vehicle wind-tunnel testing with a full size oil and clay model, eight months after its chief executive officer joined. As of the date of this annual report, Jidu’s financial results have not been consolidated into our financial statements and we accounted for the investment as an equity method investment.
OGI
DuerOS Smart Assistant.
DuerOS is a leading smart assistant for the Chinese language, which powers first-party Xiaodu home smart devices and smart earphones, as well as third-party smart phones, children smart watches and story machines. DuerOS is differentiated by its multi-round conversation AI capabilities, leveraging internally designed Baidu Honghu AI chip, as well as by DuerOS skills store, which offers thousands of skills in wide ranging genres, including short and long videos, online games, education services, video conferencing and other visually oriented activities. In August 2021, Xiaodu completed Series B financing at a valuation of US$5.1 billion with us retaining super-majority shareholding. While we generate revenue primarily from the sale of our smart assistant devices to our customers directly and through our distribution network, Xiaodu services revenue, such as advertising and membership, already surpassed 10% of Xiaodu revenues.
Baidu Health.
Baidu Health’s goal is to provide doctors and hospitals more efficient online presence, through Baidu healthcare Wiki, short-term videos, live streaming seminars, and telemedicine, as well as providing them with hosted management tools to remain in contact with their patients efficiently, such as messaging, appointment re-scheduling
and monitoring of treatment plans. In addition, Baidu Health help users find the doctor and hospital that best suits their different healthcare needs. Through our AI building blocks, we promote an information to social to purchase workflow, while connecting users to doctors and hospitals to improve their wellness over a lifetime. In 2021, we enabled doctors in our network to write prescription for online consultation and home delivery, becoming a closed-looped platform from telehealth, to online prescription, to home delivery.
Baidu Maps.
A voice-enabled mobile app providing users with travel-related services, including POI (point of interest) search, route planning, precise navigation, taxi-hailing service and real-time traffic condition information. Baidu Maps also provides professional and stable map services to business partners across different sectors.
iQIYI
iQIYI is an innovative market-leading online entertainment service in China. iQIYI’s platform features a variety of premium video content, in particular iQIYI dramas and shows. iQIYI also expands its premium content offering through licenses and partnerships, which supplement its original content content.
Since the beginning, iQIYI has always put content and users at the center, orienting each of its business strategies around delivering superior content quality and user-friendliness. Artistically crafted and imbued with industry expertise distilled from over a decade of operational experience, many iQIYI original titles have secured their places among the most successful IP franchises in the history of Chinese popular entertainment. Designed and refined by its engineers with a deep understanding of the evolving user preferences, iQIYI’s products continue to offer superior entertainment experience for users. With over 50 in-house
studios spearheading its

original content production, iQIYI is home to many acclaimed original drama series and variety show franchises, and has successfully serialized iQIYI’s original content into blockbuster sequels to accumulate and amplify IP value overtime. iQIYI also expands its premium content offering through licenses and partnerships, which supplement its original content.
Professionally Produced Content (PPC)
iQIYI’s PPC mainly includes original content and licensed content. As of December 31, 2021, iQIYI had over 40,000 PPC titles in iQIYI’s comprehensive and diversified video content library, comprised of drama series, variety shows, films and others.

(i)	Original content.
iQIYI’s original content includes content produced
in-house
and content produced in collaboration with quality third-party partners. iQiyi’s original content titles include popular drama series, such as The Lost Tomb, The Thunder, Feng Qi Luoyang, and the titles launched under its Theater Model including The Bad Kids, The Long Night and Who is the Murderer; popular variety shows, such as The Big Band, Qipa Talk, The Detectives’ Adventures and Super Sketch Show; high-quality movies, such as Mirrors and Feathers, Tough Out, Break Through the Darkness and Northeastern Bro; and popular animations, such as Deer Squad, The World of Fantasy and Beyond the Ocean. iQIYI obtains the IP through production, adaptation or purchase from third parties, while the partners, typically established entertainment production companies, are responsible for content development and production. iQIYI maintains a high degree of control during the content development and production process.
iQiyi also adapts high-quality video IP into multiple entertainment products, such as online games, animations, online literature, and derivative merchandise.

(ii)	Licensed content.
In addition to original content, iQIYI also provides users with a curated selection of high-quality PPC from third parties. Leveraging iQIYI’s expertise in content selection, iQIYI has successfully debuted well-received titles such as drama series iPartment, In the Name of People, Go Go Squid, Qing Yu Nian, My Heroic Husband, and variety show Keep Running Season V. iQIYI’s licensed content library also features a rich collection of movies, animations, documentaries and other content.
iQIYI licenses video content typically at fixed rates for a specified term. The average term of licenses varies depending on the type of content, with films and drama series having an average term of nine years and eleven years, respectively. Payments of licensing fees are generally made in installments upon signing of the contacts and during the license period. iQIYI also exchanges rights to distribute licensed content with other internet video streaming services to enrich our content library. In certain cases, iQIYI has the right of first refusal to purchase new content produced by the licensor.
iQIYI leverages its content procurement team’s insights and its
AI-based
big data analytics capabilities to optimize content procurement. iQIYI has established strong partnerships with content providers to ensure access to high-quality content. These partners include leading domestic drama series production companies, film production companies and TV stations, “Big Six” Hollywood production studios, top TV networks in the U.S., etc.
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
iQIYI has developed a diversified monetization model to capture multiple opportunities in the online entertainment industry in China. iQIYI generates revenues through membership services, online advertising services and a suite of other monetization methods. It pioneered a large scale paid content subscription business in China. It appeals to advertisers through broad and efficient user reach, as well as innovative and effective advertising products. iQIYI’s sophisticated monetization model fosters an environment for high-quality content production and distribution on its platform, which in turn expands its user base and increases user engagement, creating a virtuous cycle.
Membership Services.
iQIYI’s membership services generally provide subscribing members with superior entertainment experience that is embodied in various membership privileges. Subscribing members have access to a large collection of
VIP-only
content comprising drama series, movies, animations, and cartoons, among others, and have earlier access to certain content aired on the iQIYI platform. For example, the members-first model of The Lost Tomb enabled members to gain instant access to the entire season while non-paying
users could only follow weekly updates for new episodes; the viewing model of Descendants of the Sun allowed members to watch new episodes at the same time they were released overseas; and certain auxiliary content of The Detectives’ Adventures was exclusively accessible to our members. The average daily number of subscribing members in 2021 was 101.6 million, as compared to 110.3 million in 2020. The average daily number of subscribing members excluding individuals with trial memberships was 100.7 million in 2021, as compared to 109.4 million in 2020.
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
Content
Distribution.
iQIYI
sub-licenses
content within its authorized scope to TV stations and other internet video streaming services. iQIYI also entered into barter agreements to exchange internet broadcasting rights with other internet video streaming services. The barter agreement provides the licensee with the right to broadcast the licensed content, and the licensor retains the right to continue broadcasting and/or sub-licensing
the exchanged content. We distribute our selected content not only to third-party platforms in China but also to regions outside of China.
Others.
Other monetization models include online games, live streaming, IP licensing, talent agency, online literature and others.
Technology
We focus on technology and innovation. To stay at the forefront of the internet industry and to achieve long-term growth and success, we invest heavily in research and development. We have established several research labs in China and the United States, to enhance our research and development capabilities, including AI, quantum computing and other areas.
Baidu AI
We have been investing in AI since 2010, and have developed “Baidu Brain,” our core AI technology engine, which has become a powerful technology platform that powers all of our business. We have opened up our AI platform to a large community of developers, which helps improve our AI capabilities and accelerate large-scale implementation of our AI. Request on Baidu Brain has peaked over 1 trillion hits per day in 2021.
Our AI capabilities encapsulated on Baidu Brain consist of four layers and one module, as follows:

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
AI Capabilities.
Baidu Brain enables integrated innovation and expands the usage of AI solutions in a wider range of industries. Baidu Brain first launched as a platform in 2016, and we launched Baidu Brain 7.0, the latest version of Baidu’s open AI platform, in August 2021. Baidu Brain 7.0 demonstrates our expertise in AI technologies and industrial practice, and our efforts to make AI technology more accessible.
Baidu released ERNIE 3.0 Titan, a
pre-training
language model with 260 billion parameters. ERNIE 3.0 Titan is trained on a vast knowledge graph and massive unstructured data. ERNIE 3.0 Titan has achieved SOTA outcomes in over 60 NLP tasks, including machine reading comprehension, text categorization, and semantic similarity, among others. The model also performs well in 30 few-shot
and
zero-shot
benchmarks. This shows that it can generalize across various downstream tasks with a small quantity of labeled data and decrease the threshold of recognition. ERNIE 3.0 Titan improves the performance of Baidu Brain, allowing Baidu Brain to better understand and address the real-world problems by building industrial applications.
By integrating different AI technologies such as natural language processing, speech and vision recognition, Baidu Brain is able to quickly and efficiently perceive and understand the real natural language processing framework like human beings.
Baidu Brain powers AI applications in various industries and are fully integrated with different scenarios for innovation. Powered by Baidu Brain, our AI Cloud business has made various AI applications for the utility, public service, manufacturing and other traditional industries to help our customers improve efficiency through technology innovation.
In terms of software and hardware integration, Baidu independently developed AI chip, Baidu Kunlun, optimized for voice, natural language processing, image and other AI technologies, is capable of supporting deep learning frameworks such as PaddlePaddle, and flexibly supports training and prediction, making AI models more efficient in computing and within the application. In addition, the Baidu Honghu chip was developed for far-field
voice interaction, making voice interaction between people and cars, smart homes and other devices easier and more fluent. Separately, Baidu also works with partners to build hardware ecology. As of December 31, 2021, PaddlePaddle has been equipped with more than 30 chips.
PaddlePaddle.
PaddlePaddle is Baidu’s self-developed deep learning framework, which we open-sourced in 2016. PaddlePaddle aims to solve a real problem for the public service sector and traditional industries, and enables developers to implement AI technologies efficiently. PaddlePaddle provides: (i) a deep learning framework based on programming logic enabling both development flexibility and stability; (ii) the ultra-large-scale training capacity for real-time updates of trillion-level parameters of deep learning models;
(iii) end-to-end
deployment of high-performance inference engines designed for diverse platforms and devices; and (iv) open-source industry-grade models covering a wide range of applications. PaddlePaddle has boosted the diversification and scaling of AI applications. In December 2021, PaddlePaddle developer community grew to 4.06 million and serves over 157,000 businesses. In addition, Baidu has partnered with academics and industry to develop AI talents.
AI Chips.
Baidu AI Chip, which was introduced in 2018, is a
cloud-to-edge
AI chip specifically designed for Baidu’s computing environment. As of December 31, 2021, both Baidu AI Chip I and Baidu AI Chip II have been in mass production. Baidu AI chips have been used for our search engine, cloud, and Xiaodu’s business needs, while powering our deep learning computing needs. For example, the Baidu AI Chip II optimizes our AI technologies such as voice, natural language processing and images and support deep learning frameworks such as Baidu’s open source deep learning platform, PaddlePaddle. The diverse range of uses enables Baidu AI Chip II to power different AI applications, such as Internet core algorithms, smart cities and smart industry. Furthermore, Baidu AI Chip optimizes our AI capabilities on AI Cloud servers while improving cost efficiency. Baidu AI Chip completed its first-round of funding at a post-money valuation of US$2 billion in April 2021. In addition, we have also developed Baidu Honghu to power DuerOS smart devices and in-vehicle
infotainment to improve speech recognition performance and provide a cost advantage in our AI offerings.
We have also developed a proprietary technological infrastructure which consists of technologies for search, marketing services, and large-scale systems. Our established infrastructure serves as the backbone for AI, mobile and PC platforms.
Mobile Ecosystem Technologies
Search
Technologies
.
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
Marketing Services Technologies.
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
Large-Scale Systems and Technologies.
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

In the years ended December 31, 2019, 2020 and 2021, our research and development expenditures were RMB18.3 billion, RMB19.5 billion and RMB24.9 billion (US$3.9 billion), representing 17%, 18% and 20% of our total revenues, respectively. Our research and development expenses primarily consist of salaries and benefits for research and development personnel. We expense research and development costs as they are incurred, except for capitalized software development costs that fulfill the capitalization criteria.
Intellectual Property
We rely on a combination of patent, trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property and our brand. We have over 10,600 issued patents in China covering invention, utility model and design, and intend to apply for more patents to protect our core technologies and intellectual property. We also enter into confidentiality, non-compete
and invention assignment agreements with our employees and consultants, and nondisclosure agreements with selected third parties. “
百度
,” our company’s name “Baidu” in Chinese, has been recognized as a well-known trademark in China by the Trademark Office of National Intellectual Property Administration under the SAMR. In addition to owning “
” and the related logos, we have applied for registration of various other trademarks. We also have registered certain trademarks in the United States, Australia, Brazil, Canada, Hong Kong, India, Indonesia, Japan, Malaysia, Mexico, New Zealand, Russia, Singapore, South Africa, South Korea, Thailand, the European Union and several other jurisdictions. In addition, we have registered our domain name
baidu.com
and certain other domain names with authorized registrars of ICANN (Internet Corporation for Assigned Names and Numbers). We have also successfully become designated Registry Operator for
.baidu
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
Online Marketing Platforms, Internet, Cloud and Smart Device Companies in China.
Chinese internet companies, such as Alibaba, Tencent, ByteDance and Xiaomi offer a broad range of online services, including search, feed, cloud services and smart devices. These companies have widely recognized brand names in China and significant financial resources. Furthermore, some of these companies are private and are able to expend significant resources without consideration for near-term return on investment. We compete with these companies primarily for user traffic, user time, content, advertising budget, marketing resources and enterprise customers, in particular in the traditional industries and the public service sector. We also compete with Huawei and Kingsoft cloud for our cloud offerings. We leverage our AI technology, user traffic, product design and various marketing to enhance users’ reliance on and customers’ stickiness on our platforms and services.
U.S.-based Internet Search Providers and Online Marketing Platforms.
U.S.-based internet search providers and online marketing platforms, such as Microsoft, Google and Facebook, have a strong global presence, well established brand names, more users and customers and significantly greater financial resources than we do. We may also continue to face competition from other existing competitors and new entrants in the markets of Chinese language search and online marketing.
Other Advertising Media.
Other advertising media, such as newspapers, yellow pages, magazines, billboards, other forms of outdoor media, television, radio and mobile apps compete for a share of our customers’ marketing budgets.
Intelligent Driving.
In the field of self-driving services, we compete with self-driving system providers. In the field of robotaxi services, we compete with other autonomous ride-hailing service providers. However, we believe that we have competitive advantage over existing and potential competitors due to our holistic approach, which synergizes our ACE smart transportation solution, autonomous vehicles, maps and cloud services to improve the safety performance on China’s complicated urban roadways.
iQIYI competes with Tencent Video, Youku, Mango TV and Bilibili for both users and advertising customers. iQIYI also competes with other internet media and entertainment services, such as internet and social platforms and short-form video platforms, as well as major television stations. iQIYI competes with these market players primarily on the basis of obtaining IP rights to popular content, conducting brand promotions and other marketing activities, and making investments in and acquisitions of business partners.
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
We have continuously improved our corporate social responsibility initiatives under the guidance of our ESG framework. We appreciate the oversight, guidance and feedback from different parties and are committed to collaborating closely with domestic and international organizations to support broader industry-wide ESG practices, to explore multi-dimensional use cases for our technology, to empower traditional industries with our capabilities and to promote a healthier lifestyle and the long-term sustainability of our society. In June 2021, we announced our goal to become carbon neutral by 2030.
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
While we rigorously implement environmentally sustainable policies and initiatives, we also encourage our users and the general public to adopt similar measures. For example, by adding new features to the app, we encourage the users of Baidu Maps app to take eco-friendly
transportation options including biking and walking to reduce carbon emissions. We have received various awards in recognition of our ESG efforts. In 2021, Baidu’s offices in Beijing achieved accreditation for ISO 50001:2018 Energy Management System, our
low-carbon business
practices being featured in the UN Global Compact
 Corporate Net Zero Pathwa
y
 Report
as well as our data center in Yangquan, Shanxi being awarded the carbon neutral data center leader (5A) certification
 (highest rating of green data centers).
Building Social Trust and Developing Talent
Cybersecurity and Privacy Protection
. As a reputable
hi-tech
company serving a large community of users, we put data privacy protection and data security as our top priorities. In October 2021, we established a data management committee to consolidate the existing committees on data management, data privacy & protection and data security, to further improve our policies and oversight over data management. We communicate with our users in an
easy-to-understand
manner to help them understand their rights under applicable laws and regulations. Through our data privacy and data security policies, users can learn about and control how their data is used and provide consent for data collection when necessary. We have put in place a comprehensive auditing mechanism across our business to keep track of the data privacy and data security actions taken throughout the lifecycle of our products and services. We utilize a complete set of data privacy and data security management systems that allow us to continuously review and improve our processes. We have designed the General Privacy Policies and have drawn up specific privacy policies for individual products and services. We have also built an independent one-stop
privacy protection platform, from which users can learn about our data privacy policies and provide feedback. We believe that we can make a complex world simpler through AI, but such vision can only be realized if AI is used properly.
Outlook on Talent and Organizational Development
. Our employees are our most important asset. To promote work-life balance for our employees, we have adopted flexible working arrangements and a system of paid leave and compensatory leave, in addition to statutory annual leave. Since 2019, we have been working with an insurance company to introduce commercial healthcare coverage for both our employees and their parents. We are an early adopter among Chinese internet companies to offer such customized coverage. Moreover, we provide a multitude of benefits to our employees and their family members, including pregnant and nursing employees. We cater for female employees via return-to-work
celebrations after childbirth, a maternity room to give breastfeeding mothers privacy, gift bags on Women’s Day, and a women’s club that encourages communication and the organization of activities.
To better understand employees’ level of satisfaction, assist employees in addressing work challenges and improve our overall work environment, we conduct annual human capital assessment surveys with all of our employees. We also provide a variety of channels for employees to provide feedback and file complaints. We fully respect and value our employees’ suggestions and feedback.
As a signatory to the United Nations Global Compact, Baidu observes international treaties such as the Universal Declaration of Human Rights, the UN Guiding Principles on Business and Human Rights, and the ILO Declaration on Fundamental Principles and Rights at Work, and has formulated the Baidu Human Rights Policy. In the Human Rights Policy, we state we are committed to and guarantee a respectful and dignified work environment for all employees. We provide equal opportunities for everyone in recruiting, hiring, training, promotion, and compensation and benefits, and strictly prohibit discrimination on the basis of gender, race, ethnicity, color, age, nationality, religion, physical disability, marital status, or other characteristics protected by law. We have zero-tolerance
policies for any form of harassment, abuse, and coercion in the workplace and in any work-related environment outside the company. We protect all employees, especially women, from unfair treatment and retaliation.
Innovation and Practice in Social Responsibility
We care about the society that we live in, and we encourage our employees across different product lines to leverage Baidu AI technologies to make our community a better place for everyone. In 2021, Xiaodu launched “visual assistance” to enable visually impaired voice control and on-demand
screen-text reading for a smoother audio experience.
We have been committed to addressing social problems with honors social responsibility as a corporate citizen. To support the post-disaster recovery, we donated RMB90 million to help Henan province cope with its natural disaster in July 2021, and donated RMB50 million help Shanxi province cope with its natural disaster in October 2021.
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
In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structure relating to our consolidated affiliated entities complies with current PRC laws and regulations; (ii) subject to the disclosure and risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure,” “—Risks Related to Doing Business in China” and “—Regulations,” our contractual arrangements with our consolidated affiliated entities and the nominee shareholders constituted legal, valid and binding obligation of all parties to these arrangements and the execution, delivery, and performance of our consolidated affiliated entities and the nominee shareholders do not violate (x) any provisions of the articles of association and business licenses of such consolidated affiliated entity and (y) any current PRC laws or regulations; and (iii) subject to the disclosure and risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure,” “—Risks Related to Doing Business in China” and “—Regulations,” the business operations of our consolidated affiliated entities, as described herein, comply with current PRC laws and regulations in all material respects.
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
Regulations on Content
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
ICP operators are required to monitor their websites, including electronic bulletin boards. They may not post or disseminate any content that falls within the prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions and revoke their ICP licenses. For instance, in 2017, the CAC issued a series of regulatory documents providing that an ICP operator is obligated to monitor contents displayed and disseminated by users on its platform. These regulations apply to online services, including (i) online forum and community service, which allows users to publish information and interact with other users on an online forum, post bar or other form of online communities, (ii) online follow-up
comment service, which allows users to post threads, reply to original content, leave messages and engage in live commenting with texts, symbols, expressions, pictures, audio/video on a website, mobile app or other forms of interactive platform; (iii) online group chat information service, which allows users to communicate and exchange information in a cyberspace created by the users on an online platform; (iv) online official account information service, which allows users to post texts, pictures, audio/video and other information in the form of an official account registered by the user on a website, mobile app or other network platform. Pursuant to these regulations, a service provider is required to, among others, (x) register and verify the identity information of each user, and (y) in the case of publication or dissemination of prohibited contents on the platform, take prompt rectification measures, including removing and terminating transmission of the illegal content, restricting the user right of the offender, banning the user account and shutting down the relevant forum or channel, and report to the regulatory authority. On January 22, 2021, the CAC revised and promulgated the Administrative Provisions on the Information Services Provided through Official Accounts of Internet Users, which requires, among others, that information service platforms for public accounts shall perform their responsibilities, establish systems such as those for the hierarchical or classified management of public accounts, ecological governance, copyright protection, and credit evaluation, and improve management measures such as public account registration verification, qualification examination, and disclosure of public account registrants.
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
On September 15, 2021, the CAC promulgated the Opinions on Further Enforcing Responsibilities on Website Platforms as the Main Responsible Party for Information Content Management. In accordance with the Opinions, website platforms are required to perform specific responsibilities as the main responsible party for information content management, including, among others, enhancing the platform community rules, strengthening the regulation and management of accounts, improving the content vetting mechanism, improving the quality of information content, managing the dissemination of information content, and strengthening the management of key functions.
Restrictions on Foreign Ownership in Value-Added Telecommunications Services
. Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the PRC State Council with the latest amendments becoming effective in February 2016, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. However, the MIIT released an announcement in June 2015 to remove the restriction on foreign equity for “online data processing and transaction processing businesses (operational
E-commerce)”
as provided in the Catalog of Telecommunication Businesses promulgated by the MIIT. The Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version) allow a foreign investor to own more than 50% of the total equity interest in an
e-commerce
business, a domestic multi-party communication business, an information storage and re-transmission
business and a call center business. In order to acquire any equity interest in a value-added telecommunication business in the PRC, a foreign investor must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM (or the MOFCOM’s authorized local counterparts), which retain considerable discretion in granting approvals. According to publicly available information, the PRC government has issued telecommunication business operating licenses to only a limited number of foreign-invested companies. We believe that it would be impracticable for us to acquire any equity interest in our consolidated affiliated entities without diverting management attention and resources. Moreover, we believe that our contractual arrangements with these entities and the individual nominee shareholders provide us with sufficient and effective control over these entities. Accordingly, we currently do not plan to acquire any equity interest in any of the consolidated affiliated entities.
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
Due to the restrictions under these PRC regulations, we operate our websites mainly through our PRC consolidated affiliated entities, such as Baidu Netcom. Baidu Netcom is our PRC consolidated affiliated entity, and is considered a domestic PRC entity under PRC law given that the nominee shareholders are PRC citizens.
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
In January 2022, the CAC issued a draft of Administrative Provisions on Mobile Internet Application Information Services, or the Draft Mobile Application Administrative Provisions, for public comments, which will replace the current Mobile Application Administrative Provisions after it becomes effective. According to the Draft Mobile Application Administrative Provisions, app providers shall formulate and publish the administrative rules and platform conventions, and enter into the services agreements with their users, which shall specify the rights and obligations of both parties and require the users to abide by the laws and regulations. In addition, app providers are also required to (i) establish management mechanism on the examination of information and contents, (ii) enhance management measures regarding user registration, management of accounts, examination of information, and emergency response, and (iii) equip itself with sufficient professional personnel and technical capacity commensurate with the scale of its services.
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
Since 2021, the PRC government has taken steps to strengthen the supervision on the utilization of algorithm in the field of Internet information service. On September 17, 2021, the CAC and eight other authorities jointly promulgated the Notice on Promulgation of the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithm-Related Internet Information Services, which provides that, among others, enterprises shall establish an algorithmic security responsibility system and a technology ethics vetting system, improve the algorithmic security management organization, strengthen risk prevention and control, and improve the capacity to respond to algorithmic security emergencies. On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Administration Provisions on

Algorithmic Recommendation of Internet Information Services, or the Administration Provisions on Algorithmic Recommendation, which became effective on March 1, 2022. The Administration Provisions on Algorithmic Recommendation stipulates that algorithmic recommendation service providers shall (i) fulfill their responsibilities for algorithm security, (ii) establish and strengthen management systems for algorithm mechanism examination, ethical review in technology, user registration, information release examination, protection of data security and personal information, anti-telecom and network fraud, security assessment and monitoring, emergency response to security incidents, etc., and (iii) formulate and publish rules governing algorithmic recommendation related service. The provider of algorithmic recommendation services shall not use the services to (i) carry out any illegal activity which may endanger national security and social public interest, disturb economic order and social order, or infringe third parties’ legal interest, or (ii) spread any information prohibited by laws or regulations. Besides, it shall not take advantage of algorithms to impose unreasonable restrictions on other information service providers, or hinder or obstruct the normal operation of their legal services. The providers of algorithmic recommendation services with the characteristics of public opinion or capacity of social mobilization shall complete the filing with the CAC’s filing system within ten business days after the launch of its service.
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
In May 2017, the CAC issued the Provisions on the Administration of Internet News Information Services, or the Internet News Regulation, and its implementing rules, which became effective on June 1, 2017. Pursuant to the Internet News Regulation and its implementing rules, if an entity intends to provide internet news information service, it is required to obtain an approval from the State Council News Office and receive an Internet News Information Service License. Internet news information service refers to editing, publishing and reprinting and the dissemination platform service of internet news through internet websites, mobile apps, forums, blogs, micro-blogs, official accounts, instant message tools, live-streaming and other similar means. Pursuant to the Internet News Regulation, no internet news information service organizations may take the form of a foreign-invested enterprise, whether a joint venture or a wholly foreign-owned enterprise, and no cooperation between internet news information service organizations and foreign-invested enterprises is allowed prior to the security evaluation by the CAC. On March 12, 2022, the NDRC and the MOC issued the Negative List for Market Access (2022 Version), which specifies the prohibition of illegal engagement in news media business, and further emphasizes that non-state
capital shall not engage in the gathering, editing, broadcasting and distribution of news information.
Baidu Netcom obtained the Internet News Information Service License, which permits it to publish internet news pursuant to the relevant PRC laws and regulations, in December 2006, and had the license renewed in October 2021.
Regulations on Internet Drug Information Services
According to the Provisions on the Administration of Internet Drug Information Services, which was promulgated by the State Food and Drug Administration and most recently amended in November 2017, an enterprise publishing drug-related information must obtain a qualification certificate from the provincial-level food and drug administration before it applies for the ICP license or files with the MIIT or its local provincial-level counterpart. In addition, the Standing Committee further amended the Drug Administration Law on August 26, 2019, which became effective on December 1, 2019. An ICP service operator that provides information regarding drugs or medical devices must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level administrative authority.
Baidu Netcom obtained the Qualification Certificate for Internet Drug Information Services, which permits it to publish drug-related information on its website, in November 2007, and had the certificate renewed in August 2017. We have several other entities in our group that have obtained the Qualification Certificate for Internet Drug Information Services.
Regulations on Internet Healthcare
According to the Guiding Opinions on Vigorously Advancing the “Internet Plus” Action issued by the State Council on July 1, 2015, Internet enterprises are encouraged to cooperate with medical institutions in establishing online medical information platforms, strengthen the integration of regional health care service resources, and make full use of the Internet, Big Data and other means to improve the capability to prevent and control major diseases and unexpected public health incidents. The General Office of the State Council issued the Opinions on Promoting the Development of “Internet Plus Health Care” on April 25, 2018, which encouraged medical institutions to apply the internet and other information technologies to expand the space and content of medical services, and develop an online-offline integrated medical service model covering stages before, during and after diagnosis. The development of Internet hospitals depending on medical institutions shall be permitted. Medical institutions may use Internet hospital as the second name and, based on physical hospitals, use Internet technology to provide safe and appropriate medical services, allowing online re-diagnosis
for some common diseases and chronic diseases. After reviewing documents of the medical records and profiles of patients, doctors shall be allowed to prescribe online for some common diseases and chronic diseases.
According to the Measures for the Administration of Internet Hospitals (for Trial Implementation) issued on July 17, 2018, any entity applying for establishment of an internet hospital is required to submit an application to the competent registration authority of the physical medical institution supporting such internet hospital, and submit the application form, the feasibility research report on establishment of such Internet hospital, the address of the physical medical institution supporting such Internet hospital, and the agreement jointly signed by the applicant and the physical medical institution in relation to establishment of an internet hospital through cooperation. If a physical medical institution intends to establish an internet hospital information platform through cooperation with a third-party institution, the relevant cooperation agreement should be submitted to competent registration authority of such physical medical institution. The Measures for the Administration of

Internet Hospitals (for Trial Implementation) also clarify that Internet hospitals shall adopt information security protection measures for Level 3 information system in accordance with relevant information security laws and regulations. Doctors can only provide follow-up
diagnosis services through internet hospitals for patients that have been diagnosed with certain common diseases or chronic diseases, unless the patients are in physical hospitals and the doctors in the physical hospital invites other doctors to provide diagnosis services through internet hospital.
According to the Measures for the Administration of Internet Diagnosis and Treatment (for Trial Implementation) issued on July 17, 2018, Internet diagnosis and treatment activities shall be provided by the medical institutions that have obtained a “Practicing License for Medical Institution”. If a medical institution intends to establish an information and services platform for Internet diagnosis and treatment activities through cooperation with a third-party institution, the relevant cooperation agreement should be submitted to competent registration authority of such medical institution. The Internet-based diagnosis services provided by a medical institution shall be consistent with its diagnosis and treatment subjects. Physicians and nurses carrying out Internet diagnosis and treatment activities shall be recorded and registered in the national electronic registration system of physicians and nurses. A medical institution shall conduct electronic real-name verification for the medical staff members carrying out Internet diagnosis and treatment activities.
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
Regulations on Internet Publishing
In February 2016, the State Administration of Press, Publication, Radio, Film and Television (currently known as the National Press and Publication Administration, or the NPPA), and the MIIT jointly issued the Administrative Provisions on Internet Publishing Service, or the Internet Publishing Regulation, which took effect on March 10, 2016, and replaced the Interim Provisions for the Administration of Internet Publishing promulgated in 2002. The Internet Publishing Regulation requires that any entity engaged in the provision of online publications to the public via information networks obtain an Internet Publication License from the NPPA. Online publications refer to digital works with editing, production, processing and other publishing features, provided to the public via information networks, which mainly include: (i) informative and thoughtful text, pictures, maps, games, animation, audio and video digitizing books and other original digital works in fields such as literature, art and science, (ii) digital works consistent with the content of published books, newspapers, periodicals, audio-visual products and electronic publications, (iii) the network literature database or other digital works formed through aforementioned works by selecting, organizing, compiling and other means, and (iv) other types of digital works determined by the NPPA. The servers and storage facilities used by internet publishers must be located within the territory of the PRC. The Internet Publishing Regulation also provides that when an internet service provider provides manual intervention search ranking, advertising, promotion and other services to customers that provide internet publishing services, it is required to check and examine the Internet Publication Licenses obtained by the customers and the business scope of such licenses.
Regulations on Production and Operation of Audio/Video Programs
Under the Regulations on the Administration of Production of Radio and Television Programs issued by the State Administration of Radio, Film and Television, or the SARFT (currently known as NRTA) in July 2004 and recently partly amended in October 2020, any entities that engage in the production of radio and television programs are required to apply for a Permit for Production and Operation of Radio and TV Programs from the competent administrative authority. Entities with this permit must conduct their business operations in compliance with the approved scope of production and operation.
On March 17, 2010, the SARFT issued the Internet Audio/Video Program Services Categories (Provisional), or the Provisional Categories, which were amended on March 10, 2017. The amended Provisional Categories classified Internet audio/video programs into four categories, which are further divided into seventeen sub-categories.
Regulations on Broadcasting Audio/Video Programs through the Internet
In December 2007, the SARFT and the MIIT jointly promulgated the Rules for the Administration of Internet Audio and Video Program Services, commonly known as “Document 56,” which took effect on January 31, 2008 and was further amended on August 28, 2015. Pursuant to Document 56, an online audio/video service provider must obtain an Online Audio/Video Program Transmission License, which has a term of three years, and operate in accordance with the scope of the business as stipulated in the license. Furthermore, Document 56 requires all online audio/ video service providers to be either wholly state-owned or state-controlled. According to some official answers to press inquiries published on the SARFT’s website in February 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register
and continue to operate without becoming state-owned or controlled;
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
On August 8, 2021, the Administrative Provisions on Minor-oriented Programs was revised by the NRTA and has become effective on the same date. According to these provisions, network audio-visual programs with minors as their main participants or recipients shall not contain any contents which are harmful to the minors, such as violence, pornography, heresy, superstition, drug taking and other illegal contents. On November 18, 2019, the CAC, the Ministry of Culture and Tourism and the NRTA jointly issued the Administrative Provisions on Online Audio-visual Information Services, or Circular No. 3, which took effective on January 1, 2020. According to the Circular No. 3, Online Audio-visual Information Services refer to the services of producing, publishing and disseminating audio-visual information offered to the public via Internet platforms, such as websites and application programs. Circular No. 3 requires that no individual or entity is allowed to (i) use the online audio-visual information services or related technologies to engage in any activities which may jeopardize national security, undermine social stability or infringe legitimate right of others; (ii) produce, publish or disseminate any audio-visual information prohibited by the laws and regulations, such as Internet rumors. A provider of audio-visual information services must establish, maintain and optimize a rumors refuting regime, under which once it identifies that any user of audio-visual information services produces, publishes or disseminates any rumor by virtue of the technology of producing forged pictures or audio-visual information based on deep-learning or virtual reality, such provider must take measures to refute such rumors in a timely manner and file such situations with the competent authorities governing Internet information, culture and tourism, and radio and television.
Baidu Netcom has renewed its Online Audio/Video Program Transmission License, which remains valid until July 2024. iQIYI has an Online Audio/Video Program Transmission License that is valid until October 2024. Another entity in our group has an Online Audio/Video Program Transmission License that is valid until March 2023.
Regulations on Live Streaming
On November 4, 2016, the CAC promulgated the Regulations on the Administration of Online Live streaming Services, or the Online Live streaming Regulations, which became effective on December 1, 2016. The Online Live Streaming Regulations stipulate that online live streaming service providers must carry out their subject responsibility, arrange professionals commensurate with its service size, establish and improve various management systems, and have the technical capability to immediately cut online live streaming, and its technical plans shall comply with relevant national standards. In addition, online live streaming service providers must conduct graded and categorized management according to the content category and user scale of online live streaming, and establish a credit rating management system for online live streaming distributors as well as a blacklist management system.
On February 9, 2021, the CAC and six other authorities jointly promulgated the Guiding Opinions on Strengthening the Standardized Management of Online Live Streaming, or the Guiding Opinions, which became effective on the same date. Pursuant to the Guiding Opinions, online live streaming platforms are required to, among others, (i) establish and improve their system for standardized classified and hierarchical management of live streaming accounts, the management rules for online rewards services, and the management system for sales through live streaming, (ii) set limits on the maximum amount of rewards accepted by a live streamer during a single live stream, and (iii) set a reasonable upper limit for the value of a single virtual product and the amount of a single reward.
On March 12, 2022, the NDRC and the MOC issued the Negative List for Market Access (2022 Version), which provides that, among others, non-state
capital shall not engage in live streaming and broadcasting of events and activities involving politics, economy, military affairs, diplomatic affairs, major social events, culture, science and technology, public health, education and sports and such other activities and events related to political direction, public opinion orientation and value orientation. The scope of these restricted subject matters for live streaming and broadcasting is relatively broad and vague, and is subject to further clarifications and interpretations by the regulator.
Regulations on Internet Map Services
According to the Administrative Rules of Surveying Qualification Certificate, as most recently amended by Ministry of Natural Resources on June 7, 2021, which became effective on July 1, 2021, the provision of internet map services by any non-surveying
and mapping enterprise is subject to the approval of the competent departments of natural resources and requires a Surveying and Mapping Qualification Certificate. Internet maps refer to maps called or transmitted through the internet. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the National Administration of Surveying, Mapping and Geo-information in December 2011, any entity without a Surveying and Mapping Qualification Certificate for internet map services is prohibited from providing any internet map services. According to the Provisions on the Administration of Examination of Maps most recently amended on July 24, 2019, subject to limited exceptions, an enterprise must first apply for an approval by the relevant regulatory authority, if it intends to engage in any of the following activities: (i) publication, display, production, posting, import or export of a map or a product attached with a map,
(ii) re-publication,
re-display,
re-production,
re-posting,
re-import
or
re-export
of a map the content of which has been changed after it is approved, or other commercial products attached with such a map, and (ii) publication or display of a map or a product attached with a map overseas. The operator of an approved internet map is required to file the updated contents of the map with the relevant regulatory authority semiannually, and re-apply
for a new approval of the map when the
two-year
term of the existing approval expires.
Baidu Netcom provides online traffic information inquiry services as well as internet map services and has obtained a Surveying and Mapping Qualification Certificate for internet map services. Another entity in our group has also obtained the Surveying and Mapping Qualification Certificate. In accordance with the Provisions on the Administration of Examination of Maps, we have applied and will apply for examination and approval of the continuously iterative and updated maps that are used in our products.
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
On August 30, 2021, the NPPA issued the Circular of the National Press and Publication Administration on Further Strengthening Regulation to Effectively Prevent Online Gaming Additions among Minors, which became into effect on September 1, 2021. After the effective date of this Circular, online game companies shall provide minors only with one hour of online game services at prescribed periods, namely between 8 pm and 9 pm on Fridays, Saturdays, Sundays and public holidays. The Circular reinstates that online game companies shall strictly implement the real-name registration and login requirements for online game user accounts. All online games shall be connected to the NPPA’s real-name verification system for anti-online game addiction purpose. Online game users shall use real and valid identity information to register for game accounts and log in to online games. Online game companies shall not provide gaming services in any form (including visitor experience mode) to users who have not registered or logged in with their real names.
Regulations on Online Game Virtual Currency
The Interim Administration Measures of Online Games, which has been repealed on July 10, 2019 (while no other regulation has been issued or promulgated as of the date of this annual report to replace this regulation) require companies that (i) issue online game virtual currency (including prepaid cards and/or pre-payment
or prepaid card points) or (ii) offer online game virtual currency transaction services to apply for the Internet Culture Business Permit from provincial branches of the Ministry of Culture. The regulations prohibit companies that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any company that fails to submit the requisite application will be subject to sanctions, including, but not limited to, termination of operation, confiscation of incomes and fines. The regulations also prohibit online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery that involve cash or virtual currency directly paid by the players. In addition, companies that issue online game virtual currency must comply with certain specific requirements. For example, online games virtual currency can only be used for products and services related to the issuance company’s own online games. Pursuant to the Circular on Regulating Online Game Operation and Strengthening Interim and Ex Post Supervision issued by the Ministry of Culture in December 2016, which took effect on May 1, 2017 and repealed on August 19, 2019, an online game operator must not allow online game virtual currency to exchange for legal currency or items, except in the case of termination of online game operation where the online game operator may refund the balance of online game virtual currency to players in the form of legal currency or in other means acceptable to the players. Moreover, pursuant to the circular, regulations applicable to online game virtual currency also apply to such other virtual items where the virtual items are issued by the online game operator, can be exchangeable for other virtual items or value-added services related to the games, and can be purchased with legal currency or online game virtual currency or exchanged for online game virtual currency. As of the date of this annual report, no government authority has issued or promulgated any provisions to replace the above-mentioned regulations.
Regulations on Advertisements and Online Advertising
The PRC government regulates advertising, including online advertising, principally through the SAMR. The PRC Advertising Law, as recently amended on April 29, 2021, outlines the regulatory framework for the advertising industry, and allows foreign investors to own up to all equity interests in PRC advertising companies.
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
On November 26, 2021, the SMAR promulgated the draft of the Measures for the Administration of Internet Advertisements for public comment. The draft measures further strengthen the management of pop-up
advertisements and product placement, and require that, among others, advertisement of after-school tutoring targeted at pre-school
children and primary and middle school students shall not be released via the Internet. The Internet platform operators are obliged to cooperate with advertising monitoring and assist in supervision and provide statistical data.
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
Regulations on Artificial Intelligence and Autonomous Driving Vehicles
We engage in the research and development of artificial intelligence (AI) technology and products, specifically autonomous driving vehicles. The Chinese government has issued a series of guidelines to encourage and support the research and development of AI technology, such as the Three-Year Implementing Plan for Internet Plus Artificial Intelligence issued in May 2016, the Development Planning on the New Generation of Artificial Intelligence issued in July 2017 and the Development Plan for the Big Data Industry during the “14 th
Five-Year Plan” Period issued in November 2021.

In particular, the MIIT, the Ministry of Public Security and the Ministry of Transport jointly promulgated the Administrative Rules of Road Testing and Demonstration Application of Intelligent Connected Vehicles (for Trial Implementation), or the Administrative Rules, on July 27, 2021, which became effective on September 1, 2021 and substituted the Norms on Administration of Road Testing of Autonomous Driving Vehicles (Trial Implementation) issued in April 2018. Pursuant to the Administrative Rules, a qualified entity to conduct road testing of intelligently connected vehicles shall meet the following conditions, including, among others: (i) it shall be an independent legal person registered within the territory of the PRC; (ii) it shall have the relevant capabilities concerning intelligently connected vehicles, such as the capabilities of manufacturing automobiles and spare parts thereof, the capabilities of research and development of technologies, or the capabilities of experiments and tests; (iii) it shall be capable of paying civil compensation for potential damages caused by the road testing of intelligently connected vehicles; (iv) it shall have the evaluation rules for the testing of self-driving functions of intelligently connected vehicles; (v) it shall have the ability to conduct real-time remote monitoring of the vehicles on road testing; (vi) it shall have the ability to record, analyze and reproduce the events related to road test vehicles; (vii) it shall have the ability to guarantee the network security for tested vehicles and remote monitoring platforms; and (viii) other conditions specified in applicable laws, administrative regulations and rules. An eligible entity may apply to conduct experimental operation of intelligently connected vehicles in prescribed roads and areas. Prior to starting a road testing, a road-testing entity shall submit a self-declaration on safety of the road testing, and such self-declaration shall be confirmed by the competent governmental authority on the provincial or municipal level. The testing duration for a road testing shall not exceed 18 months in principle, and shall not exceed the validity period of the quality certificate of safety technical inspection and the insurance voucher of the tested vehicle. A road-testing entity or the experimental operation entity shall submit a periodic report every 6 months to the competent governmental authority on the provincial or municipal level and provide a summary report within 1 month upon conclusion of the road testing or experimental operation. The entity responsible for the road testing or the experimental operation shall report information on the traffic accidents during the road testing or experimental operation to the competent authorities on a monthly basis. In the case of serious injuries or deaths of any person or serious damage of a vehicle, The entity responsible for the road testing or the experimental operation shall report such accident to the competent governmental authority on the provincial or municipal level within 24 hours through the information system, and if such subject fails to report as required, its road testing or experimental operation activities may be suspended for 24 months. Some local governments, such as Beijing, Shanghai, Chongqing, Hunan and Tianjin, have issued local rules and regulations to regulate road testing of autonomous driving cars accordingly.
In addition, the PRC government has strengthened regulation of the network security and data security of the Internet of Vehicles (IoV) since 2021. On September 15, 2021, the MIIT issued the Circular on Strengthening the Network Security and Data Security of IoV. This Circular provides that all enterprises related to IoV shall establish management systems for network security and data security, specify the responsible person and management bodies, and perform network security and data security-related protection responsibilities. The Circular also requires that all enterprises related to IoV shall monitor, prevent, and promptly tackle cybersecurity risks and threats to ensure that data can be effectively protected and legally used and that the relevant IoV can be operated safely and stably. On March 7, 2022, the MIIT issued the Guidelines for the Construction of Network Security and Data Security Standard System for IoV , which specifies the safety standards and requirements covering terminal and facility security, network communication security, data security, application service security and security guarantee and support.
On August 16, 2021, the CAC and four other authorities jointly promulgated the Several Provisions on Automotive Data Security Management (for Trial Implementation), or the Provisions, which took effect on October 1, 2021. The Provisions require that automotive data processors should avoid excessive collection and illegal use of data and adhere to certain protocols such as “no collection by default” and “data masking” when carrying out data processing activities. The Provisions emphasize that if it is indeed necessary to provide any important data overseas due to the business needs of an automotive data processer, the automotive data processer shall complete a prior security assessment on outbound data transfer and shall not provide any important data overseas beyond the scope determined in such security assessment.

On April 28, 2021, the National Information Security Standardization Technical Committee, or the NISSTC, issued a draft of the Safety Requirements for Data Collected by Internet of Vehicles (IoV), and on October 19, 2021, the NISSTC further issued the Security Requirements of Vehicle Collected Data (Draft for comments). The Security Requirements of Vehicle Collected Data (Draft for comments) specifies the security requirements on the transfer, storage, outbound transfer and other dispositions of vehicle collected data. Specifically, certain types of vehicle collected data, such as those collected through sensors within the vehicle cockpit and location and route data, shall not be transferred outside China. Besides, outbound transfer of operational data shall be subject to the data cross-border transfer security assessment conducted by national cyberspace authorities.
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
Trademark
. The Trademark Law of the PRC and its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration under the SAMR handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office of National Intellectual Property Administration for record. “
百度
” is recognized as a well-known trademark in China by the Trademark Office of National Intellectual Property Administration under the SAMR. In addition to owning “
百度
” and the related logos, we have applied for registration of various other trademarks.
Domain name
. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in August 2017, which became effective in November 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, and under the supervision of the MIIT, the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of “.cn” domain names and Chinese domain names. According to the Circular on Administration of the Use of Domain Names for Internet Information Services issued by the MIIT in November 2017, only the internet information service provider itself or the shareholder(s), principal or senior management officer(s) of the internet information service provider are eligible to register the domain names used for the internet information services. We have registered baidu.cn, baidu.com.cn and certain other domain names with registrars accredited by CNNIC.
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

Pursuant to applicable regulations, ICP operators must complete mandatory security filing procedures and regularly update information security and monitoring systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.
In December 2015, the Standing Committee promulgated the Anti-Terrorism Law of the PRC, or the Anti-Terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.
In November 2016, the Standing Committee promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On May 2, 2017, the CAC issued a trial version of the Measures for the Security Review of Network Products and Services (Trial), which took effect on June 1, 2017, to provide for more detailed rules regarding cybersecurity review requirements. On August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law integrated the scattered rules with respect to personal information rights and privacy protection.
For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out regular risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. As the Data Security Law was recently promulgated and put into force, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the ultimate Personal Information Protection Law.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.
On December 28, 2021, the CAC issued the Cybersecurity Review Measures 2021, which became effective on February 15, 2022 and replaced the Cybersecurity Review Measures 2020. The scope of review under the Cybersecurity Review Measures 2021 extends to critical information infrastructure operators that intend to purchase internet products and services and network platform operators engaging in data processing activities, which affect or may affect national security. According to Article 7 of the Measures, network platform operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing in a foreign country. Besides, the Cybersecurity Review Measures 2021 also provide that if the relevant authorities consider that certain network products and services and data processing activities affect or may affect national security, the authorities may initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The Cybersecurity Review Measures 2021 also elaborate the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally exited the country, risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a listing, and risks associated with Internet information security.
On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and will accept public comments until December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment.
On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, or the Regulations. Pursuant to the Regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services,
e-government
affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Provisions. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.
On October 29, 2021, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer (Draft for Comment). According to these measures, in addition to the self-risk assessment requirement for provision of any data outside China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of personal information and important data collected and generated by an operator of critical information infrastructure; (ii) outbound transfer of important data; (iii) outbound transfer of personal data by a data processor which has processed more than one million users’ personal data; (iv) outbound transfer of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively; (v) such other circumstances where ex-ante
security assessment and evaluation of cross-border data transfer is required by the CAC.
On August 20, 2021, the Standing Committee promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.
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
and
log-out
time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, which was promulgated by the PRC National People’s Congress in December 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities.

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
The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee in August 2015 and becoming effective in November 2015, the standards of crime of infringing citizens’ personal information were amended accordingly and the criminal culpability of unlawful collection, transaction, and provision of personal information has been reinforced. In addition, any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (x) sells or provides personal information to others unlawfully, or (y) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC

on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective in June 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. The Civil Code further provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis
and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.
With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”. Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner;
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
On August 22, 2019, the CAC promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, Internet service operators should take measures like encryption when storing children’s personal information. On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential
information. On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment). The draft of the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”
On August 20, 2021, the Standing Committee adopted the Personal Information Protection Law which took effect on November 1, 2021. The Personal Information Protection Law integrates provisions from several rules with respect to personal information rights and privacy protection. According to the Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, such as where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which such individual is a party to such contract. In addition, it imposes further obligations on a personal information processor that provides for basic internet platform services, has large amount of users, has complicated business activities, including, among others, formulating of an independent institution mainly comprising of outside members to supervise personal information processing activities, termination of provision of services for product or service providers on the platform whose personal information processing activities are in material violation of laws and regulations, and issuing personal information protection social responsibilities reports regularly. The Personal Information Protection Law also requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. The entities failing to comply could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.
Regulations on Anti-Monopoly Matters related to Internet Platform Companies.
The PRC Anti-monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings conducted illegally that may have the effect of eliminating or restricting competition. On October 23, 2021, the Standing Committee issued a second draft amendment to the amended Anti-Monopoly Law for public comments, which proposes to increase the fines for illegal concentration of business operators to “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The draft also proposes for the relevant authority to investigate any concentration where there is evidence that such concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.
On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of consumers and undertakings participating in internet platform economy, including, without limitation, prohibiting platforms with dominant position from abusing their market dominance

(such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements through entering into written or oral agreements or using technology means to block competitors’ interface or reduce positions in search results of goods displays, using bundle services to sell different services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Internet Platforms also reinforces antitrust merger review for internet platform related transactions to safeguard market competition. On August 17, 2021, the SMAR issued the Provisions on Prohibition of Unfair Competition on the Internet (Draft for Comments). These Provisions also prohibit certain activities of business operators which may restrict competition, including among others, using data, algorithms and other technical means to commit traffic hijacking, interference, malicious incompatibility and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators.
Regulations on Overseas Offering and Listing
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.
On December 27, 2021, the NDRC and the MOC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.
On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (vi) other circumstances as prescribed by the State Council.

According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on
offering within three business days after completion of the
follow-on
offering, (iii) with respect to its
follow-on
offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be.
Non-compliance
with the Draft Administration Measures or an overseas listing completed in breach of Draft Administration Measures may result in a warning on the relevant domestic companies or a fine of
1-10 million
RMB on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons of the domestic enterprises may be warned, or fined between 500,000—5 million RMB either individually or collectively.
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
Regulations on Taxation
For a discussion of applicable PRC tax regulations, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation.”

C.	Organizational Structure
The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form
20-F:

Name	Place of Formation	Relationship
Baidu Holdings Limited	British Virgin Islands	Wholly owned subsidiary
Baidu (Hong Kong) Limited	Hong Kong	Wholly owned subsidiary
Baidu Online Network Technology (Beijing) Co., Ltd.	China	Wholly owned subsidiary
Baidu (China) Co., Ltd.	China	Wholly owned subsidiary
Baidu.com Times Technology (Beijing) Co., Ltd.	China	Wholly owned subsidiary
Baidu International Technology (Shenzhen) Co., Ltd.	China	Wholly owned subsidiary
Beijing Baidu Netcom Science Technology Co., Ltd.	China	Consolidated affiliated entity
Beijing Perusal Technology Co., Ltd.	China	Consolidated affiliated entity
iQIYI, Inc.	Cayman Islands	Majority-owned subsidiary
Beijing QIYI Century Science & Technology Co., Ltd.	China	Majority-owned subsidiary
Beijing iQIYI Science & Technology Co., Ltd.	China	Consolidated affiliated entity
Baidu Cloud Computing Technology (Beijing) Co., Ltd.	China	Wholly owned subsidiary
Beijing Duyou Information Technology Co., Ltd.	China	Wholly owned subsidiary
The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form
20-F:

Notes:

(1)
Beijing Baidu Netcom Science Technology Co., Ltd. is 99.5% owned by Mr. Robin Yanhong Li, our chairman and chief executive officer, and 0.5% owned by Ms. Shanshan Cui, an executive officer of ours. Please see “Item 6.E. Directors, Senior Management and

Employees—Share Ownership” for details of Mr. Robin Yanhong Li’s beneficial ownership in our company. Ms. Shanshan Cui’s beneficial ownership of our company is less than 1% of our total issued and outstanding shares.

(2)
Beijing Perusal Technology Co., Ltd. is 50% owned by Ms. Shanshan Cui and 50% owned by Mr. Zhixiang Liang. Both Ms. Shanshan Cui and Mr. Zhixiang Liang are our employees, and their respective beneficial ownership in our company is less than 1% of our total issued and outstanding shares.

(3)	Beijing iQIYI Science & Technology Co., Ltd. is wholly-owned by Mr. Xiaohua Geng, senior vice president of iQIYI. Mr. Xiaohua Geng is not beneficially interested in any shares of our company.
(4)	Baidu Holdings Limited indirectly controls Beijing Duyou Information Technology Co., Ltd through its wholly owned subsidiaries.
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
These contractual agreements among our subsidiaries, our consolidated affiliated entities and their respective shareholders generally include proxy agreements, exclusive equity purchase and transfer option agreements or exclusive purchase option agreements, loan agreements, operating agreements or business operation agreements, exclusive technology consulting and services agreements, and equity pledge agreements, as the case may be. As for some of our consolidated affiliated entities, our subsidiaries have additionally entered into the business cooperation agreements, power of attorney, license agreements and/or commitment letters (as the case may be) with these consolidated affiliated entities and their respective shareholders. We do not have any equity interests in our consolidated affiliated entities. However, as a result of contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. The nominee shareholders of Baidu Netcom, Beijing Perusal and Beijing iQIYI, our consolidated affiliated entities, are directors or members of senior management of our company/ iQIYI. We/iQIYI consider such people suitable to act as the nominee shareholders of these consolidated affiliated entities because of, among other considerations, their contribution to our company/iQIYI, their competence and their length of service with and loyalty to our company/iQIYI. If our consolidated affiliated entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our consolidated affiliated entities. Furthermore, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our consolidated affiliated entities in our financial statements. In 2019, 2020 and 2021, we derived 40%, 43% and 44% of our external revenues from our consolidated affiliated entities, respectively. Based on the book value of Baidu Netcom and Beijing Perusal and taking into account major adjustments for intra-group transactions, the revenue contribution of Baidu Netcom and Beijing Perusal to us for each of the years 2019, 2020 and 2021 was 14%, 15% and 14% and 0%, 0% and 0%, respectively. For a detailed revenue contribution, see “Item 3.A. Selected Financial Data—Financial Information Related to the Consolidated Affiliated Entities.” For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulations.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”
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
Each of the exclusive technology consulting and services agreements between Baidu Online and Beijing Perusal and Beijing QIYI Century and Beijing iQIYI contains substantially the same terms as those described above, except that the terms regarding the determinant of the service fees may differ and that the initial term of the exclusive technology consulting and services agreement between Beijing QIYI Century and Beijing iQIYI dated November 23, 2011 is ten years, and has been extended to November 23, 2031.
In 2019, 2020 and 2021, Baidu Netcom did not pay any service fees to Baidu Online. Beijing Perusal did not pay any service fees to Baidu Online due to Beijing Perusal’s operating loss in 2019, 2020 and 2021.
Operating Agreement or Business Operation Agreement
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
Pursuant to the amended and restated business operation agreement dated January 30, 2013 amongst Beijing QIYI Century, Beijing iQIYI and its shareholder, Beijing QIYI Century provides guidance and instructions on Beijing iQIYI’s daily operations and financial affairs. In addition, Beijing QIYI Century agrees to guarantee Beijing iQIYI’s performance under any agreements or arrangements relating to Beijing iQIYI’s business arrangements with any third party. The agreement can only be unilaterally revoked by Beijing QIYI Century. The initial term of the agreement is ten years, which has been extended to January 30, 2033, and can be further extended at Beijing QIYI Century’s discretion.

License Agreements
Baidu Online and Baidu Netcom have entered into a software license agreement and a web layout copyright license agreement. Pursuant to these license agreements, Baidu Online has granted to Baidu Netcom the right to use, including, but not limited to, a software license and a web layout copyright license. Baidu Netcom may only use the licenses in its own business operations. Baidu Online has the right to adjust the service fees at its sole discretion. The software license agreement and web layout copyright license agreement have been renewed since their original expiration and are in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.
The web layout copyright license agreements that Baidu Online has entered into with Beijing Perusal contain substantially the same terms as those between Baidu Online and Baidu Netcom described above. The agreement is in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.
Pursuant to the trademark license agreement and the software usage license agreement between Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing QIYI Century granted a non-exclusive
and
non-transferable
license, without sublicensing rights, to Beijing iQIYI to use its trademarks and software. Beijing iQIYI may only use the licenses in its own business operations. Beijing QIYI Century has the right to adjust the service fees at its sole discretion. The initial term of the two agreements is five years. The software usage license agreement may be extended upon the written consent of Beijing QIYI Century, and has been extended to December 1, 2031. The trademark license agreement is automatically extended for successive one-year
periods after its expiration unless Beijing QIYI Century early terminates the agreement in accordance with the provisions of the agreement.
Business Cooperation Agreement
Pursuant to the business cooperation agreement between Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing iQIYI agrees to provide Beijing QIYI Century with services, including internet information services, online advertising and other services reasonably necessary within the scope of Beijing QIYI Century’s business. Beijing iQIYI agrees to use technology services provided by Beijing QIYI Century on its website, including, but not limited to, P2P download and video on-demand
systems. Beijing QIYI Century agrees to pay specified service fees to Beijing iQIYI as consideration for the internet information services and other services provided by Beijing iQIYI. Beijing iQIYI has the right to waive the service fees at its discretion. The initial term of this agreement is ten years, which has been extended to November 23, 2031, and can be further renewed at Beijing QIYI Century’s discretion.
Exclusive Equity Purchase and Transfer Option Agreement or Exclusive Purchase Option Agreements
Pursuant to the exclusive equity purchase and transfer option agreement by and among our company, Baidu Online, Baidu Netcom and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom have irrevocably granted our company or its designated person(s) (including Baidu Online) an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. The nominee shareholders must remit to Baidu Online any amount that is paid by Baidu Online in connection with the purchased equity interest as requested by our company or its designated person(s) (including Baidu Online) to the extent permitted by the applicable laws. Our company or its designated person(s) have sole discretion to decide when to exercise the option, whether in part or in full amount. Any and all dividends and other capital distributions from Baidu Netcom to the nominee shareholders must be paid to Baidu, Inc. in full amount. Our company or its designated person(s) (including Baidu Online) also have the exclusive right to cause the nominee shareholders of Baidu Netcom to transfer their equity interest in Baidu Netcom to our company or any designated third party. Our company will provide unlimited financial support to Baidu Netcom, if Baidu Netcom becomes in need of any form of reasonable financial support in the normal operation of business. If Baidu Netcom were to incur any loss and as a result cannot repay any loans from our company (through Baidu Online), our company will unconditionally forgive any such loans to Baidu Netcom upon provision by Baidu Netcom of sufficient proof for its loss and incapacity to repay. The agreement will terminate upon the transfer by the nominee shareholders of Baidu Netcom of all their equity interests in Baidu Netcom to our company or its designated person(s) or upon expiration of the term of business of our company or Baidu Netcom.
Each of the exclusive equity purchase and transfer option agreements/exclusive purchase option agreements amongst our company, Baidu Online, Beijing Perusal and its shareholders and iQIYI, Beijing QIYI Century, Beijing iQIYI and its shareholders contains substantially the same terms as those described above, except that the initial term of the amended and restated exclusive purchase option agreement amongst iQIYI, Beijing QIYI Century, Beijing iQIYI and its shareholder is ten years, which has been extended to November 22, 2032, and can be further renewed at iQIYI’s discretion.
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
Pursuant to loan agreements amongst the shareholders of Beijing Perusal and Baidu Online, the amount of loans extended to the respective shareholders of Beijing Perusal is RMB3.2 billion. The term of the loan agreements will expire on March 30, 2028 and October 29, 2029, respectively, and can be extended with the written consent of both parties before its expiration. Each of the loan agreements amongst Baidu Online and the respective shareholders of Beijing Perusal, and Beijing QIYI Century and the shareholders of Beijing iQIYI, contains substantially the same terms as those described above, except that the amount of the loans and the contract expiration date varies. The term of the loan agreement amongst Beijing QIYI Century and the shareholder of Beijing iQIYI will expire on June 23, 2031 and can be further extended upon the written notification from Beijing QIYI Century.
Proxy Agreement/Power of Attorney
Pursuant to the proxy agreement amongst our company and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom agree to entrust all the rights to exercise their voting power and any other rights as shareholders of Baidu Netcom to the person(s) designated by our company. Each of the nominee shareholders of Baidu Netcom has executed an irrevocable power of attorney to appoint the person(s) designated by our company as their attorney-in-fact
to vote on their behalf on all matters requiring shareholder approval. Any action taken by such attorney-in-fact
in relation to the entrusted rights shall be directed and approved by our company. The proxy agreement will be in effect for as long as the relevant nominee shareholder of Baidu Netcom holds any equity interests in Baidu Netcom unless terminated in writing by our company. Each of the powers of attorney will be in effect for as long as the relevant nominee shareholder of Baidu Netcom holds any equity interests in Baidu Netcom.
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
Equity Pledge Agreement
Pursuant to the equity pledge agreement amongst Baidu Online and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom shall pledge all of their equity interests in Baidu Netcom to Baidu Online to guarantee their obligations under the loan agreements and Baidu Netcom’s performance of its obligations under the exclusive technology consulting and service agreement. If Baidu Netcom or the nominee shareholders breach their respective contractual obligations, Baidu Online, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The nominee shareholders of Baidu Netcom agree not to dispose of the pledged equity interests or take any actions that would prejudice Baidu Online’s interest. The equity pledge agreement will terminate on the date when Baidu Netcom and its shareholders have completed all their respective obligations under the exclusive technology consulting and service agreement and the loan agreements.
Each of the equity pledge agreements amongst Baidu Online and the shareholders of Beijing Perusal and Beijing QIYI Century and the shareholder of Beijing iQIYI contains substantially the same terms, including its term to expiration, as those described above.
Through design of the aforementioned agreements, the nominee shareholders of these affiliated entities have effectively assigned their full voting rights to our company/iQIYI, which gives our company/iQIYI the power to direct the activities that most significantly impact the affiliated entities’ economic performance. Our company/ iQIYI obtains the ability to approve decisions made by the affiliated entities and the ability to acquire the equity interests in the affiliated entities when permitted by PRC law. Our company/iQIYI is obligated to absorb losses of the affiliated entities that could potentially be significant to the affiliated entities through providing unlimited financial support to the affiliated entities or is entitled to receive economic benefits from the affiliated entities that could potentially be significant to the affiliated entities through the exclusive technology consulting and service fees. As a result of these contractual arrangements, our company/iQIYI is determined to be the primary beneficiary of these affiliated entities. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between us and these affiliated entities through these contractual arrangements, and we consolidate these affiliated entities through our company/iQIYI.
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
Our corporate headquarters, Baidu Campus, is located in Shangdi, Haidian district of Beijing. We own the office building of Baidu Campus and a nearby office building, Baidu Science Park, which is located in

Malianwa, Haidian district of Beijing. Besides Beijing, we own and occupy office buildings in Shanghai and Shenzhen.
We also lease offices in Beijing, many other cities in mainland China and places outside of mainland China, including in the United States, Canada, Hong Kong, Japan, Thailand and Singapore.
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
Overview
We are a leading AI company with strong Internet foundation. We were founded to enable people to quickly find relevant information on the Internet, amidst the huge volume of information generated daily. As the gateway to the Internet, we connect our users to a large information and knowledge-centric content and services ecosystem through our open search-plus-feed platform. Years of tagging, understanding and intelligently processing all forms of content on the Internet with AI—text, images and videos—has helped us build and refine our unique AI capabilities and develop Baidu Brain, our core AI technology engine. Baidu Brain in turn has enabled us to further develop leading AI technologies and commercialize them through products and services for consumers, enterprises and the public sector.
Our operations are primarily conducted in China, and revenues are primarily generated from China. Our total revenues were RMB107.4 billion in 2019 and RMB107.1 billion in 2020, and increased by 16% to RMB124.5 billion (US$19.5 billion) in 2021 from that of 2020. Our operating profit increased by 127% from RMB6.3 billion in 2019 to RMB14.3 billion in 2020, and decreased by 27% to RMB10.5 billion (US$1.7 billion) in 2021. Net income attributable to Baidu, Inc. increased by 992% from RMB2.1 billion in 2019 to RMB22.5 billion in 2020, and decreased by 54% to RMB10.2 billion (US$1.6 billion) in 2021. Net income attributable to Baidu, Inc. in 2019 included a non-cash
impairment loss of RMB8.9 billion from investment in Trip.com, and net income attributable to Baidu, Inc. in 2020 included a fair value gain of RMB11.6 billion from long-term investments.
Revenues
Baidu Core
. Baidu Core revenues primarily comprise of (i) auction-based P4P online marketing services that include search and feed online marketing services; (ii) other online marketing services, including display advertisement, based on performance criteria other than CPC; (iii) cloud services; (iv) smart devices and services;
(v) non-marketing
consumer-facing services such as membership; and (vi) intelligent driving. We expect Baidu Core to continue to generate a majority of our revenues.
A majority of Baidu Core revenues are derived from P4P services. Our P4P platform is an online marketplace that introduces internet search users to customers, who pay us a fee based on click-throughs for priority placement of their links in the search results. We also provide feed online marketing services to our customers. Our feed platform helps customers target relevant feed users, and customers pay us based on a CPC basis or advertisement displays of their products. In addition, we provide our customers with other performance-based and display-based online marketing services.
Apart from the online marketing services, Baidu Core also generates revenue by providing products and services ranging from cloud services, smart devices and services, non-marketing
consumer-facing services and intelligent driving.
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
Taxation
Cayman Islands and British Virgin Islands
Under the current laws of the Cayman Islands and British Virgin Islands, we are not subject to tax on income or capital gains. Additionally, upon payments of dividends by us, no Cayman Islands withholding tax will be imposed.

Hong Kong
Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5% and foreign-derived income is exempted from income tax. There is no withholding tax in Hong Kong on remittance of dividends.
Japan
As a result of the Japanese tax regulations amendments, the effective income tax rates were approximately 31%, 31% and 31% for the years ended December 31, 2019, 2020 and 2021.
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
If our offshore entities are deemed PRC resident enterprises, these entities may be subject to the EIT at the rate of 25% on their global incomes, except that the dividends distributed by our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed “dividends among qualified resident enterprises.” For more information on related risks, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be deemed a PRC resident enterprise under the EIT Law, which could subject us to PRC taxation on our global income, and which may have a material and adverse effect on our results of operations.”
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
PRC Urban Maintenance and Construction Tax and Education Surcharge
Any entity, foreign-invested or purely domestic, or individual that is subject to consumption tax, VAT is also required to pay PRC urban maintenance and construction tax. The rates of urban maintenance and construction tax are 7%, 5% or 1% of the amount of consumption tax and VAT actually paid depending on where the taxpayer is located. All entities and individuals who pay consumption tax and VAT are also required to pay education surcharge at a rate of 3%, and local education surcharges at a rate of 2%, of the amount of VAT and consumption tax actually paid.
Impact of
COVID-19
On Our Operations
The
COVID-19
pandemic has had, and, together with any subsequent outbreaks driven by new variants of
COVID-19,
may continue to have, a significant impact on our operations and financial results. The potential downturn brought by and the duration of the
COVID-19
pandemic may be difficult to assess or predict where actual effects will depend on many factors beyond our control. The extent to which the
COVID-19
pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. In 2020, our operations were significantly affected by the
COVID-19
pandemic. Our online marketing revenues declined compared to the prior period mainly due to weakness in online marketing demand as our customers in certain industries are negatively impacted by
COVID-19.
Our online marketing services been gradually recovering in 2021, underpinned by improved advertiser sentiment, following the effective control of the domestic outbreaks, the resumption of business activities and the gradual recovery of the general economy in China. However, there still have been outbreaks of
COVID-19
cases from time to time, including the
COVID-19
Delta and Omicron variant cases, in multiple cities in China. In addition, increased market volatility has contributed to larger fluctuations in the valuation of our equity investments. There are still significant uncertainties of
COVID-19’s
future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of
COVID-19,
possibility of new waves in China, the development and progress of distribution of
COVID-19
vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of
COVID-19,
the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition especially for SMEs, almost all of which are beyond our control. As a result, certain of our estimates and assumptions, including the allowance for credit losses, the valuation of certain debt and equity investments, long-term investments, content assets and long-lived assets subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to our current estimates in future periods. See also “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We face risks related to health epidemics, severe weather conditions and other outbreaks.”
Results of Operations
The following table sets forth a summary of our consolidated results of operations for the periods indicated. The period-to-period
comparisons of results of operations should not be relied upon as indicative of future performance.

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in millions)
Consolidated Statements of Comprehensive Income Data
Revenues:
Online marketing services	78,093	72,840	80,695	12,663
Others	29,320	34,234	43,798	6,873

Total revenues	107,413	107,074	124,493	19,536

Operating costs and expenses (1) :
Cost of revenues	62,850	55,158	64,314	10,092
Selling, general and administrative	19,910	18,063	24,723	3,879
Research and development	18,346	19,513	24,938	3,914

Total operating costs and expenses	101,106	92,734	113,975	17,885

Operating profit	6,307	14,340	10,518	1,651

Total other (loss) income, net	(6,647)	8,750	260	40

(Loss) income before income taxes	(340)	23,090	10,778	1,691

Income taxes	1,948	4,064	3,187	500

Net (loss) income	(2,288)	19,026	7,591	1,191

Less: Net loss attributable to non-controlling interests	(4,345)	(3,446)	(2,635)	(414)

Net income attributable to Baidu, Inc.	2,057	22,472	10,226	1,605

(1) Share-based compensation expenses are allocated in operating costs and expenses as follows:
Cost of revenues	327	360	399	62
Selling, general and administrative	1,768	1,897	1,840	289
Research and development	3,531	4,471	4,817	756

Total	5,626	6,728	7,056	1,107

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Consolidated revenues
. Our total revenues in 2021 were RMB124.5 billion (US$19.5 billion), increasing by 16% from 2020.
Our online marketing revenues for Baidu Core in 2021 were RMB73.9 billion (US$11.6 billion), increasing by 12% from 2020.
Our online marketing revenues for iQIYI in 2021 were RMB7.1 billion (US$1.1 billion), increasing by 4% from 2020.
Other revenues in 2021 were RMB43.8 billion (US$6.9 billion), increasing by 28% from 2020.
For a detailed description, see “—Segment Revenues.”
Consolidated operating costs and expenses
. Our total operating costs and expenses increased by RMB21.3 billion, or 23%, from RMB92.7 billion in 2020 to RMB114.0 billion (US$17.9 billion) in 2021.
Cost of Revenues
. Our cost of revenues increased by RMB9.1 billion from RMB55.2 billion in 2020 to RMB64.3 billion (US$10.1 billion) in 2021, primarily due to the following factors:

•	An increase of RMB3.1 billion in traffic acquisition costs, which reflected increasing union revenues and intensified traffic market competition.

•	An increase of RMB2.3 billion in cost of goods sold, which was in line with the growth in sales of Xiaodu smart devices and AI solutions services.

•	An increase of RMB995 million in bandwidth costs, resulted from increased investment in infrastructure.
Selling, General and Administrative Expenses
. Our selling, general and administrative expenses increased by RMB6.6 billion from RMB18.1 billion in 2020 to RMB24.7 billion (US$3.9 billion) in 2021, primarily due to an increase in channel spending, promotional marketing and personnel-related expenses and contingent loss pertaining to legal proceeding involving former advertising agencies.
Research and Development Expenses
. Our research and development expenses increased by RMB5.4 billion from RMB19.5 billion in 2020 to RMB24.9 billion (US$3.9 billion) in 2021, primarily due to an increase in personnel-related expenses.
Operating profit
. As a result of the foregoing, we generated an operating profit of RMB10.5 billion (US$1.7 billion) in 2021, a 27% decrease from RMB14.3 billion in 2020.
Total other income, net
. Our total other income, net was RMB260 million (US$40 million) in 2021, which included a fair value gain of RMB 3.1 billion (US$493 million) and an impairment loss of RMB 4.3 billion (US$677 million) from long-term investments. Our total other income, net was RMB8.8 billion in 2020, which included fair value gain of RMB11.6 billion from long-term investments and an impairment loss of RMB 2.6 billion from long-term investments.
Income taxes
. Our income tax expense was RMB3.2 billion (US$500 million) in 2021, compared to RMB4.1 billion in 2020, primarily due to a decrease in profit before tax and an increase in deduction on certain expenses that were previously considered non-deductible.
Net income attributable to Baidu, Inc
. As a result of the foregoing, net income attributable to Baidu, Inc. decreased from RMB22.5 billion in 2020 to RMB10.2 billion (US$1.6 billion) in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Consolidated revenues
. Our total revenues in 2020 were RMB107.1 billion, which was basically flat from 2019.
Our online marketing revenues for Baidu Core in 2020 were RMB66.3 billion, decreasing by 5% from 2019.
Our online marketing revenues for iQIYI in 2020 were RMB6.8 billion, decreasing by 18% from 2019.
Other revenues in 2020 were RMB34.2 billion, increasing by 17% from 2019.
For a detailed description, see “—Segment Revenues.”
Consolidated operating costs and expenses
. Our total operating costs and expenses decreased by RMB8.4 billion, or 8%, from RMB101.1 billion in 2019 to RMB92.7 billion in 2020.
Cost of Revenues
. Our cost of revenues decreased by RMB7.7 billion from RMB62.9 billion in 2019 to RMB55.2 billion in 2020, primarily due to the following factors:

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

Selling, General and Administrative Expenses
. Our selling, general and administrative expenses decreased by RMB1.8 billion from RMB19.9 billion in 2019 to RMB18.1 billion in 2020, primarily due to a decrease of RMB2.1 billion in channel spending and promotional marketing which reflected our effort to optimize marketing spending during
COVID-19
pandemic, especially for the first half of 2020.
Research and Development Expenses
. Our research and development expenses increased by RMB1.2 billion from RMB18.3 billion in 2019 to RMB19.5 billion in 2020, primarily due to an increase of RMB1.5 billion in personnel-related expenses, which was in line with the growth in research and development headcount as we continue to strengthen our research and development effort.
Operating profit
. As a result of the foregoing, we generated an operating profit of RMB14.3 billion in 2020, a 127% increase from RMB6.3 billion in 2019.
Total other income (loss), net
. Our total other income, net was RMB8.8 billion in 2020, which included fair value gain of RMB11.6 billion from long-term investments. Total other loss, net was RMB6.6 billion for 2019, which included a non-cash
impairment loss of RMB8.9 billion from investment in Trip.com.
Income taxes
. Our income tax expense was RMB4.1 billion in 2020, compared to RMB1.9 billion in 2019.
Net income attributable to Baidu, Inc
. As a result of the foregoing, net income attributable to Baidu, Inc. increased from RMB2.1 billion in 2019 to RMB22.5 billion in 2020.

Segment Revenues
The following table sets forth our revenues by segment and the year-over-year change rate for the periods indicated, with each segment revenues including inter-segment revenues:

	Year ended December 31,
	2019	2020		2021
	RMB	RMB	YoY%	RMB	US$	YoY%

	(In millions, except percentages)
Baidu Core
Online marketing services	70,038	66,283	(5)	73,919	11,600	12
Cloud services	6,370	9,173	44	15,070	2,365	64
Others	3,303	3,228	(2)	6,174	968	91

Subtotal	79,711	78,684	(1)	95,163	14,933	21

iQIYI
Online advertising services	8,271	6,822	(18)	7,067	1,109	4
Membership services	14,436	16,491	14	16,714	2,623	1
Content distribution	2,544	2,660	5	2,856	448	7
Others	3,743	3,734	(0)	3,917	615	5

Subtotal	28,994	29,707	2	30,554	4,795	3

Intersegment eliminations	(1,292)	(1,317)	2	(1,224)	(192)	(7)

Total revenue	107,413	107,074	(0)	124,493	19,536	16

Baidu Core
.
2021 compared to 2020.
Baidu Core revenue was RMB95.2 billion (US$14.9 billion) in 2021, increasing by RMB16.5 billion, or 21%, from RMB78.7 billion in 2020.
Our online marketing revenues of Baidu Core in 2021 were RMB73.9 billion (US$11.6 billion), increasing by RMB7.6 billion, or 12%, compared to RMB66.3 billion in 2020, primarily due to an increase of service demand from our customers in industries, including healthcare, entertainment and media, business services and local services. The increased demand in 2021 benefited from effective control of
COVID-19
outbreaks and work resumption in China in 2021.
The number of our active online marketing customers increased from approximately 505,000 in 2020 to approximately 535,000 in 2021, and the average revenue per customer increased slightly from approximately RMB131,300 in 2020 to approximately RMB138,000 (US$21,700) in 2021. The increase was primarily due to effective control of
COVID-19
outbreaks in China.
Revenue from Baidu cloud services and others are included in “Other revenue” in the statements of comprehensive (loss) income.
Our cloud services revenue of Baidu Core in 2021 were RMB15.1 billion (US$2.4 billion), increasing by RMB5.9 billion, or 64%, compared to RMB9.2 billion in 2020, mainly due to increased adoption of our IaaS and
Non-IaaS
services. Our IaaS service benefited from the growing trend of increased adoption of multi-cloud strategies. Our
non-IaaS
service benefited from our strong AI capabilities and the ongoing digitalization in China’s traditional industries.
Baidu Core’s other revenues in 2021 were RMB6.2 billion (US$968 million), increasing by RMB3.0 billion, or 91%, compared to RMB3.2 billion in 2020.

2020 compared to 2019
.
Baidu Core revenue was RMB78.7 billion in 2020, decreasing by RMB1.0 billion, or 1%, from RMB79.7 billion in 2019.
Our online marketing revenues for Baidu Core in 2020 were RMB66.3 billion, decreasing by RMB3.7 billion, or 5%, compared to RMB70.0 billion in 2019, mainly due to weakness in online marketing services demand, as our customers in industries that were negatively impacted by the
COVID-19
outbreak and other factors, including healthcare, franchising, travel, financial services and education, reduced their budgets on online marketing.
The number of our active online marketing customers decreased from approximately 528,000 in 2019 to approximately 505,000 in 2020, while the average revenue per customer decreased slightly from approximately RMB132,700 in 2019 to approximately RMB131,300 in 2020. The decrease of our active online marketing customers was primarily due to quarantines, travel restrictions, and the temporary closure of businesses and facilities and resulting impact to general economy brought by the
COVID-19
pandemic.
Revenue from Baidu cloud services and others are included in “Other revenue” in the statements of comprehensive (loss) income.
Baidu Core’s cloud services revenue in 2020 were RMB9.2 billion, increasing by RMB2.8 billion, or 44%, compared to RMB6.4 billion in 2019, due to the rapid adoption of our cloud service and products.
Baidu Core’s other revenues were RMB3.2 billion in 2020, decreasing by RMB75 million, or 2%, compared to RMB3.3 billion in 2019.
iQIYI
.
2021 compared to 2020
.
iQIYI revenue was RMB30.6 billion (US$4.8 billion) in 2021, increasing by RMB847 million, or 3%, from RMB29.7 billion in 2020.
iQIYI online advertising services revenue are included in “Online marketing revenue” in the consolidated statements of comprehensive (loss) income.
iQIYI’s online advertising revenues in 2021 were RMB7.1 billion (US$1.1 billion), increasing by RMB245 million, or 4%, from RMB6.8 billion in 2020, as a result of a rebound of advertisers’ budgets as well as an increase of the number of our brand advertisers. Average brand advertising revenue per brand advertiser decreased by 25.8% from RMB6.6 million in 2020 to RMB4.9 million (US$0.8 million) in 2021.
Revenue from iQIYI membership services, content distribution, and others are included in “Other revenue” in the statements of comprehensive (loss) income.
Membership revenue of iQIYI in 2021 were RMB16.7 billion (US$2.6 billion), increasing by RMB223 million, or 1%, from RMB16.5 billion in 2020. The average daily number of subscribing members in 2021 was 101.6 million, as compared to 110.3 million in 2020. The average daily number of subscribing members excluding individuals with trial memberships was 100.7 million in 2021, as compared to 109.4 million in 2020. In addition, average revenue per membership during a month, or monthly ARM, in 2021 increased by 10.0% to RMB13.71, as compared to RMB12.46 in 2020. iQIYI tracks the number of average daily subscribing members and monthly ARM as key indicators for membership revenue growth, and has been cultivating users’ willingness to pay. iQIYI is dedicated to providing more premium content through diversified approaches, as it did in the past by launching theme-based drama theaters and the PVOD mode, to expand its subscribing member base, nurture members’ willingness to pay and diversify its routes to membership monetization to increase monthly ARM.

iQIYI content distribution revenue increased by RMB196 million, or 7%, from RMB2.7 billion in 2020 to RMB2.9 billion (US$448 million) in 2021, primarily attributable to increased content titles distributed to other platforms during 2021.
iQIYI other revenue for iQIYI in 2021 were RMB3.9 billion (US$615 million), increasing by RMB183 million, or 5%, from RMB3.7 billion in 2020, as a result of iQIYI’s strong performance across various vertical business lines, such as live streaming, talent agency and box office performance of iQIYI’s original movies, especially
Break Through the Darkness
, which was screened in theaters in May 2021.
2020 compared to 2019.
iQIYI revenue was RMB29.7 billion in 2020, increasing by RMB713 million, or 2%, from RMB29.0 billion in 2019.
iQIYI’s online advertising revenues in 2020 were RMB6.8 billion, decreasing by RMB1.5 billion, or 18%, from RMB8.3 billion in 2019, as a result of the challenging macroeconomic environment in China, and the tightened advertising budget of advertisers and intensified competition in advertising business, as well as the tightened regulatory environment and the uncertainty of certain content scheduling in the early stage of
COVID-19
pandemic in the first quarter of 2020. However, iQIYI’s online advertising services revenue has been rebounding since the second quarter of 2020 as iQIYI’s advertisers gradually recovered their advertising budgets. Average brand advertising revenue per brand advertiser increased by 11% from RMB5.9 million in 2019 to RMB6.6 million in 2020.
Membership revenue of iQIYI in 2020 were RMB16.5 billion, increasing by RMB2.1 billion, or 14%, compared to RMB14.4 billion in 2019, primarily driven by (i) an increase in the average revenue per user due to the increase in the members’ willingness to pay for the premium content that iQIYI have been offering, and (ii) the relatively stable number of subscribing members of 101.7 million in 2020 as compared with 106.9 million in 2019.
iQIYI content distribution revenue increased by 5% from RMB2.5 billion in 2019 to RMB2.7 billion in 2020, primarily caused by the increase of high-quality content which fulfilled distribution to several platforms.
iQIYI other revenue for iQIYI was RMB3.7 billion, which remained stable as compared to RMB3.7 billion in 2019.
Segment Operating Costs and Expenses
The following table sets forth our operating costs and expenses by segment and the year-over-year change rate for the periods indicated, with each segment operating costs and expenses including inter-segment costs and expenses:

	Year ended December 31,
	2019	2020		2021
	RMB	RMB	YoY%	RMB	US$	YoY%

	(In millions, except percentages)
Operating Costs and Expenses:
Baidu Core	64,450	58,146	(10)	80,021	12,557	38
iQIYI	38,252	35,748	(7)	35,033	5,498	(2)

Baidu Core
. Operating costs and expenses of Baidu Core mainly consist of personnel-related costs, traffic acquisition costs, marketing and promotion spending, depreciation expenses, costs of goods sold, content costs, bandwidth cost and other costs related to new AI business.
Cost of revenues
. The cost of revenues of Baidu Core increased by 33% from RMB28.4 billion in 2020 to RMB37.8 billion (US$5.9 billion) in 2021, primarily due to an increase in content costs, traffic acquisition costs, bandwidth costs, cost of goods sold and other costs related to new AI business.
The cost of revenues of Baidu Core decreased by 17% from RMB34.0 billion in 2019 to RMB28.4 billion in 2020, primarily due to a decrease in traffic acquisition costs, sales tax and surcharges and costs of goods sold.
Selling, general and administrative expenses
. The selling, general and administrative expenses of Baidu Core increased by 55% from RMB12.9 billion in 2020 to RMB20.0 billion (US$3.1 billion) in 2021, primarily due to an increase in channel spending, promotional marketing and personnel-related expenses and contingent loss pertaining to legal proceedings involving former advertising agencies.
The selling, general and administrative expenses of Baidu Core decreased by 12% from RMB14.7 billion in 2019 to RMB12.9 billion in 2020, primarily due to a decrease in channel spending, promotional marketing and personnel-related expenses.
Research and development expenses
. The research and development expenses of Baidu Core increased by 31% from RMB16.8 billion in 2020 to RMB22.1 billion (US$3.5 billion) in 2021, primarily due to an increase in personnel-related expenses.
The research and development expenses of Baidu Core increased by 7% from RMB15.7 billion in 2019 to RMB16.8 billion in 2020, primarily due to an increase in personnel-related expenses.
iQIYI
. Operating costs and expenses of iQIYI mainly consist of content costs, personnel-related costs, bandwidth costs, marketing and promotion spending, and payment platform charges.
Cost of revenues
. The cost of revenues of iQIYI decreased by 1% from RMB27.9 billion in 2020 to RMB27.5 billion (US$4.3 billion) in 2021, primarily due to the decrease in bandwidth costs.
The cost of revenues of iQIYI decreased by 8% from RMB30.3 billion in 2019 to RMB27.9 billion in 2020, primarily due to lower content costs and bandwidth cost.
Selling, general and administrative expenses
. The selling, general and administrative expenses of iQIYI decreased by 9% from RMB5.2 billion in 2020 to RMB4.7 billion (US$742 million) in 2021, primarily due to decrease in personal compensation expenses and reversal of credit losses.
The selling, general and administrative expenses of iQIYI were RMB5.2 billion in 2020, which was basically flat from 2019.
Research and development expenses
. The research and development expenses of iQIYI increased by 4% from RMB2.7 billion in 2020 to RMB2.8 billion (US$439 million) in 2021, primarily due to non-recurring
personnel-related expenses associated with the optimization of organizational structure in 2021.
The research and development expenses of iQIYI were RMB2.7 billion in 2020, which was basically flat from 2019.
Inflation
Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2019, 2020 and 2021 were 2.9%, 2.5% and 0.9%, respectively. The year-over-year percent change in the consumer price index for January 2020, 2021 and 2022 was an increase of 5.4%, a decrease of 0.3% and an increase of 0.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.
Foreign Currency
The exchange rate between the U.S. dollar and the RMB has declined from RMB8.1056 per USD in July 2005 to RMB6.3726 per USD in December 2021. As of December 31, 2021, we recorded RMB1.0 billion (US$157 million) of net foreign currency translation loss in accumulated other comprehensive income as a component of shareholders’ equity. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China— Fluctuation in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”
Critical Accounting Policies and Estimates
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
Fair Value Measurements of
Non-Marketable
Equity Securities
We measure certain financial instruments at fair value on a nonrecurring basis, consisting primarily of our non-marketable
equity securities. These investments are accounted for under the measurement alternative and are measured at cost, less impairment, subject to upward and downward adjustments resulting from observable price changes for identical or similar investments of the same issuer. These adjustments require quantitative assessments of the fair value of equity investments, primarily using a market approach, which requires the use of unobservable inputs, such as selection of comparable companies and multiples, expected volatility, discount for lack of marketability and probability of exit events as it relates to liquidation and redemption preferences when applicable.
Non-marketable
equity securities are also evaluated for impairment, based on qualitative factors including the companies’ financial and liquidity position and access to capital resources, among others. When indicators of impairment exist, we also prepare quantitative measurements of the fair value of our equity investments using market approach with unobservable inputs. Our estimates of these inputs require subjective management judgment and are inherently uncertain. The fair value information is sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented. When our assessment indicates that an impairment exists, we write down the investment to its fair value.
Impairment of content assets
We review our film groups and individual content for impairment when there are events or changes in circumstances that indicate the fair value of a film group or an individual content may be less than its unamortized costs. When such events or changes in circumstances are identified, we perform a quantitative assessment to determine whether the fair value of a film group or an individual content is less than its unamortized film costs.
For the Mainland China film group, we use a discounted cash flow approach to estimate the fair value, which requires the use of inputs such as the forecasted future revenues, costs and operating expenses attributable to the film group and the discount rate. Our estimates of these inputs require subjective management judgment and are inherently uncertain. The fair value information is sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented. The quantitative impairment assessment we performed with the assistance of a third-party valuation firm as of December 31, 2021 indicated that the fair value of our PRC film group is in excess of their carrying value and, therefore, did not result in an impairment.
For the fair value of the produced content predominantly monetized on its own, we use a discounted cash flow approach to estimate the fair value, which requires the use of inputs include forecasted future revenues, production costs required to complete the content and exploitation and participation costs. Based on the above assessment, certain produced content predominantly monetized on its own are determined to be impaired and re-measured
to the fair value as of each quarter end.
Amortization of content assets
Based on factors including historical and estimated future viewership consumption patterns, our content assets (licensed copyrights and produced content) are amortized using an accelerated method by content categories over the shorter of each content’s contractual period or estimated useful lives within ten years, beginning with the month of first availability. We review factors that impact the amortization of the content assets on a regular basis, such as the estimates of future viewership consumption patterns and estimated useful lives. Our estimates related to these factors require complex and subjective management judgment and any changes in our estimates of future viewership consumption patterns and estimated useful lives may cause us to realize different amounts of amortization in future periods.
Consolidation of Affiliated Entities
In order to comply with PRC laws and regulations limiting foreign ownership of or imposing conditions on internet content, advertising, audio and video services, and mobile app distribution businesses, we operate our websites and conduct our internet content, advertising, audio and video services, and mobile app distribution businesses through our affiliated entities in China by means of contractual arrangements. We have entered into certain exclusive agreements with the affiliated entities directly or through our subsidiaries, which obligate us to absorb losses of the consolidated affiliated entities’ that could potentially be significant to the consolidated affiliated entities or entitle the primary beneficiaries to receive economic benefits from the consolidated affiliated entities that could potentially be significant to the consolidated affiliated entities. In addition, we have entered into certain agreements with the affiliated entities and the nominee shareholders of affiliated entities directly or through our subsidiaries, which enable us to direct the activities that most significantly affect the economic performance of the affiliated entities. Based on these contractual arrangements, we consolidate the affiliated entities as required by ASC Topic 810,
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
Segment Reporting
As of December 31, 2019, 2020 and 2021, we had two reportable segments, Baidu Core and iQIYI. Baidu Core mainly provides search-based, feed-based, and other online marketing services, as well as products and services from our new AI initiatives. iQIYI is an online entertainment service provider that offers original, professionally produced and partner-generated content on its platform. In early April 2018, iQIYI completed its initial public offering (“IPO”) on the Nasdaq Global Market.
Our chief executive officer, who has been identified as the chief operating decision marker, (“CODM”), reviews the operating results of Baidu Core and iQIYI, to allocate resources and assess our performance. Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC Topic 280,
Segment Reporting
.
Revenue Recognition
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
We provide online display advertising services to its customers by integrating text description, image and/or video, and displaying the advertisement in the search result, in Baidu Feed or on other properties. We recognize revenue on a pro rata basis over the contractual term for cost per time advertising arrangements, commencing on the start date of the display advertisement, or based on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements.

(3)	Baidu Union online marketing services
Baidu Union is a program through which we expand distribution of our customers’ sponsored links or advertisements by leveraging the traffic of Baidu Union partners’ online properties. We acquire traffic from Baidu Union partners and we are responsible for service fulfillment, pricing and bearing inventory risks. The services which we provide to customers through Baidu Union partners’ online properties include CPC, other performance-based online marketing services and online display advertising services. These services are provided in the same way to our customers as those through Baidu’s own platforms or properties. As principal, we recognize revenue from Baidu Union on a gross basis. Payments made to Baidu Union partners are recorded as traffic acquisition costs, which are included in “Cost of revenues” in the consolidated statements of comprehensive (loss) income.

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
We offer membership services to subscribing members with various privileges, which primarily include access to exclusive and ad-free
streaming of premium content 1080P/4K high definition video, Dolby Audio, and accelerated downloads and others, or personal cloud services. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as “Customer deposits and deferred revenue” and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from subscribing members for on-demand
content purchases and early access to premium content. We are the principal in our relationships where partners, including consumer electronics manufacturers (TVs and cell phones), mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as we retain control over its service delivery to its subscribing members. Typically, payments made to the partners, are recorded as “Cost of revenues”. For the sale of the right to other membership services through strategic cooperation with other parties, we recognize revenue on a net basis when we do not control the specified services before they are transferred to the customer.

(7)	Content distribution
We generate revenues from
sub-licensing
content asset for cash or through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements we enter into with the vendors have a specified license period and provide us rights to sub-license
these content assets to other parties. We enter into a
non-exclusive
sub-license
agreement with a
sub-licensee
for a period that falls within the original exclusive license period. For cash sub-licensing
transactions, we are entitled to receive the
sub-license
fee under the
sub-licensing
arrangements and do not have any future obligation once we have provided the underlying content to the sub-licensee
(which is provided at or before the beginning of the
sub-license
period). The
sub-licensing
of content assets represents a license of functional intellectual property which grants a right to use our content asset, and is recognized at the point in time when the content asset is made available for the customer’s use and benefit.
We also enter into nonmonetary transactions to exchange online broadcasting rights of content assets with other online video broadcasting companies from time to time. The exchanged content assets provide rights for each party to broadcast the content assets received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. We account for these nonmonetary exchanges based on the fair value of the asset received. Barter sublicensing revenue are recognized in accordance with the same revenue recognition criteria above. We estimate the fair value of the content assets received using a market approach based on various factors, including the purchase price of similar non-exclusive
and/or exclusive contents, broadcasting schedule, cast and crew, theme, popularity, and box office. The transaction price of barter transaction revenues is calculated on the individual content asset basis. For a significant barter sublicensing transaction, we further review the fair value by analyzing against the cost of the content assets bartered out and/or engages a third-party valuation firm to assess the reasonableness of its fair value. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive content assets.

(8)	Cloud services
We provide public cloud services, which include computing database, storage and other services to enterprise and personal customers and allow customers to use hosted software over the contract period without taking possession of the software, generally on either a subscription or consumption basis. Revenue related to public cloud services provided on a subscription basis is recognized ratably over the contract period. Revenue related to public cloud services provided on a consumption basis, such as the amount of storage used in a period, is recognized based on the customer utilization of such resources.
We provide software licensing to customers. Software licensing revenues are recognized when earned in accordance with the terms of the underlying agreement. Generally, revenue is recognized at a point in time when the intellectual property is made available for the customer’s use and benefit.
We provide cloud solutions for our customers in specific industries, such as smart transportation, finance, manufacturing, energy, telecom and media. Revenue related to proprietary cloud services and solutions which mainly include hardware, software licensing and installation service, is recognized over time if one of the following criteria is met: (i) the customer simultaneously receives and consumes the benefits as we perform; (ii) our performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (iii) the asset delivered has no alternative use and we have an enforceable right to payment for performance completed to date. Otherwise, revenue is recognized at a point in time when a customer obtains control of a promised asset or service and we satisfy our performance obligation.
We also provide accelerated downloads and others, or personal cloud services mentioned in the “membership services.”

(9)	Sales of hardware
We mainly sell Xiaodu smart device hardware products via third-party agents or directly to end customers. Revenue from the sales of hardware is recognized when control of the goods is transferred to customers, which generally occurs when the products are delivered and accepted by our customers. Revenue is recorded net of sales incentives and return allowance.

(10)	Other revenue recognition related policies
For arrangements that include multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and displayed at different times and proprietary cloud services, which mainly include hardware, software licensing and installation service, we would evaluate all of the performance obligations in the arrangement to determine whether each performance obligation is distinct. For comprehensive smart transportation solutions (“Solutions”) arrangements, we provide a significant integration service and the components are not distinct within the context of the contract because we provide a significant level of integration over the solutions and accounted for as one performance obligation. Consideration is allocated to each performance obligation based on its standalone selling price at contract inception. We generally determine standalone selling prices based on the prices charged to customers on a standalone basis or estimates it using an expected cost plus margin approach. If a promised good or service does not meet the criteria to be considered distinct, it is combined with other promised goods or services until a distinct bundle of goods or services exists.
Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services customers are required to pay before the services are delivered to the customer. When either party to a revenue contract has performed, we recognize a contract asset or a contract liability on the consolidated balance sheets, depending on the relationship between the entity’s performance and the customer’s payment. Contract liabilities were mainly related to fees for membership services to be provided over the membership period, which were presented as “Customer deposits and deferred revenue” on the consolidated balance sheets. Contract assets mainly represent unbilled amounts related to our rights to consideration for advertising services and cloud services delivered and were included in “Other current assets, net” on the consolidated balance sheets.
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
Income Taxes
We recognize income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. We record a valuation allowance against the amount of deferred tax assets that we determine is not more-likely-than-not
to be realized. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date. For reconciliation of tax computed by applying the respective statutory income tax rate to pre-tax
income, please see “Income taxes” under Note 16 to our audited consolidated financial statements.
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
We apply the provisions of ASC Topic 740,
Income Taxes
, (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We have elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive (loss) income.
Long-term investments
Our long-term investments consist of equity method investments, equity investments with readily determinable fair value, equity investments without readily determinable fair value, equity investments in private equity funds, other investments accounted for at fair value, held-to-maturity
debt investments and
available-for-sale
debt investments.
Investments in entities in which we can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323,
Investments-Equity Method and Joint Ventures
(“ASC 323”). Under the equity method, we initially record its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. We subsequently adjust the carrying amount of our investment to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment and its share of each equity investee’s movement in accumulated other comprehensive income or loss is recognize in other comprehensive (loss) income. When calculating our proportionate share of each equity investee’s net income or loss, we adjust the net income or loss of equity investee to include accretion of preferred stock that is classified in temporary equity in the investee’s financial statements into earnings. We will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When we have other investments in the equity-method investee and we are not required to advance additional funds to the investee, we would continue to report its share of equity method losses in our statements of comprehensive (loss)income after our equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of our other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference. We adopted a one-quarter
lag in reporting for our share of equity income (loss) in majority of our equity method investees.

We evaluate the equity method investments for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by us when determining whether an investment has been other-than-temporarily-impaired, includes, but are not limited to, the length of the time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the investee, and our intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary and is allocated to the individual net assets underlying equity method investments in the following order: 1) reduce any equity method goodwill to zero; 2) reduce the individual basis differences related to the investee’s long-lived assets pro rata based on their amounts relative to the overall basis difference at the impairment date and 3) reduce the individual basis difference of the investee’s remaining assets in a systematic and rational manner.
For equity investments in private equity funds, over which we do not have the ability to exercise significant influence, are measured using the net asset value per share based on the practical expedient in ASC Topic 820,
Fair Value Measurements and Disclosures
(“ASC 820”) (“NAV practical expedient”).
For equity securities without readily determinable fair value and do not qualify for the NAV practical expedient of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by us, and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in “Others, net” in the consolidated statements of comprehensive (loss) income.
For equity investments measured at fair value with changes in fair value recorded in earnings, we do not assess whether those securities are impaired. For equity investments that we elect to use the measurement alternative, we make a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in earnings equal to the difference between the carrying value and fair value.
In accordance with ASC Subtopic
946-320,
Financial Services—Investment Companies, Investments—Debt and Equity Securities
, we account for long-term equity investments in unlisted companies held by consolidated investment companies at fair value. These investments were initially recorded at their transaction price net of transaction costs, if any. Fair values of these investments are re-measured
at each reporting date in accordance with ASC 820.
Investments that we have positive intent and ability to hold to maturity are classified as held-to-maturity
investments and stated at amortized cost less allowance for credit losses.
Available-for-sale
debt investments are convertible debt instruments issued by private companies and investments in preferred shares that are redeemable at our option, which are measured at fair value. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive (loss) income.

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
Produced Content, net
We produce original content
in-house
and collaborate with external parties. Produced content primarily consists of films, episodic series, variety shows and animations. The costs incurred in the physical production of original content include direct production costs, production overhead and acquisition costs. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred. Participation costs are accrued using the individual-film-forecast-computation method, which recognizes the costs in the same ratio as the associated ultimate revenue. Production costs for original content that are predominantly monetized in a film group are capitalized. Production costs for original content predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenues expected to be earned (“ultimate revenue”); otherwise, they are expensed as cost of revenues.
Ultimate revenue estimates include revenue expected to be earned from all sources, including exhibition, licensing, or exploitation of produced content if we have demonstrated a history of earning such revenue. We estimate ultimate revenue to be earned during the estimated useful lives of produced content based on anticipated release patterns and historical results of similar produced content, which are identified based on various factors, including cast and crew, target audience and popularity. The capitalized production costs are reported separately as noncurrent assets with caption of “Produced content, net” on the consolidated balance sheets.
Based on factors including historical and estimated future viewership consumption patterns, we amortize film costs for produced content that is predominantly monetized in a film group. For produced content that is monetized on its own, we consider historical and estimated usage patterns to determine the pattern of amortization for film costs. Based on the estimated patterns, we amortize produced content using an accelerated method over its estimated useful lives within ten years, beginning with the month of first availability and such costs are included in “Cost of revenues” in the consolidated statements of comprehensive (loss) income.
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
When such events or changes in circumstances are identified, we assess whether the fair value of an individual content (or film group) is less than its unamortized film costs, determines the fair value of an individual content (or film group) and recognizes an impairment charge for the amount by which the unamortized capitalized costs exceed the individual content’s (or film group’s) fair value. We mainly use a discounted cash flow approach to determine the fair value of an individual content or film group, for which the most significant inputs include the forecasted future revenues, costs and operating expenses attributable to an individual content or the film group and the discount rate. An impairment loss attributable to a film group is allocated to individual licensed copyrights and produced content within the film group on a pro rata basis using the relative carrying values of those assets as we cannot estimate the fair value of individual contents in the film group without undue cost and effort.
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
In a business combination achieved in stages, we
re-measured
our previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement
gain or loss, if any, is recognized in “Others, net” in the consolidated statements of comprehensive (loss) income.

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
As of December 31, 2021, we had RMB190.9 billion (US$30.0 billion) in cash, cash equivalents, restricted cash and short-term investments and our consolidated affiliated entities had RMB6.0 billion (US$938 million) of cash, cash equivalents, restricted cash, and short-term investments. Our cash and cash equivalents consist of cash on hand and investments in interest bearing demand deposit accounts, time deposits, money market funds and other liquid investments which have original maturities of three months or less. Our restricted cash primarily consists of amounts deposited and held in escrow for the acquisition of YY live which has not been closed yet and cash pledged for short-term facilities. The short-term investments primarily consist of fixed-rate and adjustable-rate debt investments with original maturity of less than one year.
We believe that our current cash, cash equivalents, restricted cash and short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital, capital expenditures and debt repayment, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue, and we may incur additional indebtedness (such as loans, convertible senior notes and notes) in the future. In addition, there is substantial doubt regarding iQIYI’s ability to continue as a going concern as it does not have sufficient funds without securing additional financing to repurchase all or a significant portion of its outstanding 2025 convertible notes if redeemed by noteholders on April 1, 2023. iQIYI has plans in place to reduce discretionary capital expenditures and operational expenses and secure additional financing, including, but not limited to, obtaining additional credit facilities from banks in the normal course of business, re-financing
certain existing loans and credit facilities, issuance of asset-backed debt securities and raising funds through additional issuances of equity and/or debt in public and/or private capital markets. In March 2022, iQIYI has entered into subscription agreements to issue iQIYI’s ordinary shares for a total purchase price of US$285 million in cash in a private placement transaction. However, successful completion of such plans is dependent on factors beyond iQIYI’s control and there can be no assurances that new financings or other transactions will be available to iQIYI on commercially acceptable terms, or at all. In addition, the potential worsening global economic conditions and the recent disruptions to, and volatility in, the global financial markets resulting from factors beyond iQIYI’s control may adversely impact iQIYI’s ability to secure additional financing. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—iQIYI operates in a capital intensive industry and requires a significant amount of cash to fund its operations, content acquisitions and technology investments. If iQIYI cannot obtain sufficient capital, its business, financial condition and prospects may be materially and adversely affected.”
Furthermore, cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to their parent companies outside of China or our company, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” As of December 31, 2021, our PRC subsidiaries and consolidated affiliated entities held RMB159.6 billion (US$25.0 billion) of cash, cash equivalents, restricted cash, and short-term investments, RMB2.2 billion (US$343 million) of which were in the form of foreign currencies.
As of December 31, 2021, we have made long-term loans in an aggregate principal amount of RMB19.4 billion (US$3.0 billion) to the nominee shareholders of our consolidated affiliated entities.
As of the date of this annual report, we do not have any repayment schedule with respect to such loans to the nominee shareholders of our consolidated affiliated entities.

Equity financing
We raised from our global offering in connection with the listing in Hong Kong approximately US$3.1 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.
iQIYI entered into subscription agreements for an aggregate amount of US$285 million (equivalent to RMB1.8 billion) through private investments in March 2022.
Short-term loans
The total outstanding balance of our short-term loans as of December 31, 2019, 2020 and 2021 amounted to RMB2.6 billion, RMB3.0 billion and RMB4.2 billion (US$654 million), respectively, which consisted of RMB denominated borrowings made by our subsidiaries from financial institutions in the PRC and were repayable within one year. The repayment of substantially all short-term loans is guaranteed by the subsidiaries and VIEs of iQIYI and either collateralized by an office building of one of iQIYI’s VIEs or collateralized by restricted cash or other receivables.
Certain of iQIYI’s outstanding short-term loan agreements contain financial and other covenants, which depend on the financial position or performance of iQIYI’s subsidiaries, VIEs and VIEs’ subsidiaries. As of December 31, 2021, one of iQIYI’s VIEs did not satisfy certain financial covenants, based on which the commercial bank becomes entitled to suspend the issuance of credit lines, and/or cause all outstanding amounts totaling RMB600 million (US$94 million) with original maturity dates in 2022 to be due and repayable immediately. As of the date of this annual report, the commercial bank has waived its right to demand immediate repayment, and also renewed the related credit lines for the same amount for one more year. Therefore, this does not constitute an event of default with respect to iQIYI’s convertible notes. As of December 31, 2019, 2020 and 2021, the weighted average interest rates for the outstanding borrowings were 4.05%, 4.30% and 4.80%, respectively, and the aggregate amounts of unused lines of credit for short-term loans were RMB1.6 billion, RMB840 million and RMB2.8 billion (US$432 million), respectively.
Long-term loans
We have entered into the following long-term loan transactions with commercial banks:

•
In June 2016, we entered into a five-year term and revolving facility agreement with a group of 21 arrangers, pursuant to which we are entitled to borrow an unsecured US$ denominated floating rate loan of US$1.0 billion with a term of five years and to borrow an unsecured US$ denominated revolving loan of US$1.0 billion for five years. The facility was priced at 110 basis points over LIBOR and is intended for our general working capital. In June 2016, we drew down two tranches of US$250 million each under the facility commitment. In November 2016, we drew down two tranches of US$250 million each under the facility commitment. In connection with the drawdowns, we entered into four interest rate swap agreements, pursuant to which the loans would be settled with a fixed annual interest rate of 2.11%, 2.10%, 2.78% and 2.78% respectively, during the respective term of the loans. The loan was fully repaid as of December 31, 2021.

•
In April 2021, we entered into a five-year US$3.0 billion term and revolving facilities agreement with a group of 22 arrangers. The facilities consist of a US$1.5 billion five-year bullet maturity term loan and a US$1.5 billion five-year revolving facility. The facility was priced at 85 basis points over LIBOR and is intended for our general corporate purposes. In June 2021, we drew down RMB9.6 billion (US$1.5 billion) term loan and RMB 3.2 billion (US$500 million) revolving loan under the facility commitment. In connection with the drawdowns, we entered into two interest rate swap agreements, pursuant to which the loans would be settled with a fixed annual interest rate of 1.71% and 1.72%, during the respective term of the loans.

•
iQIYI has other bank borrowings of RMB909 million as of December 31, 2020, primarily used for working capital purposes, see note 12 to our audited consolidated financial statements included elsewhere in this annual report for further information. The loan was fully repaid as of December 31, 2021.

Debt securities issuances.
We have conducted the following rounds of debt securities issuances, which remain outstanding as of the date of this annual report:

•
In November 2012, we issued US$750 million senior unsecured notes due in 2017, with stated annual interest rates of 2.25%, and US$750 million senior unsecured notes due in 2022 (“2022
Ten-year
Notes”), with stated annual interest rates of 3.500%. The net proceeds from the sale of the notes were used for general corporate purposes. In November 2017, notes with carrying value of US$750 million were fully repaid when they became due. As of December 31, 2021, the total carrying value and estimated fair value of these notes were US$750 million and US$765 million, respectively. The estimated fair value was based on quoted prices for our publicly-traded debt securities as of December 31, 2021. We are not subject to any financial covenants or other significant restrictions under the notes. In 2021, we paid an aggregate of US$26 million in interest payments related to these notes.

•
In June 2015, we issued an aggregate of US$750 million senior unsecured notes due in 2020 (“2020 Notes”), with stated annual interest rate of 3.000%, and an aggregate of US$500 million senior unsecured notes due in 2025 (“2025
Ten-year
Notes”), with stated annual interest rate of 4.125%. The net proceeds from the sale of the notes were used for general corporate purposes. In June 2020, notes with carrying value of US$750 million were fully repaid when they became due. As of December 31, 2021, the total carrying value and estimated fair value were US$500 million and US$537 million, respectively, with respect to the 2025
Ten-year
Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2021. We are not subject to any financial covenants or other significant restrictions under the notes. In 2021, we paid an aggregate of US$21 million in interest payments related to these notes.

•
In July 2017, we issued an aggregate of US$900 million senior unsecured notes due in 2022 (“2022 Five-year Notes”), with stated annual interest rate of 2.875%, and an aggregate of US$600 million senior unsecured notes due in 2027 (“2027
Ten-year
Notes”), with stated annual interest rate of 3.625%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2021, the total carrying value and estimated fair value were US$900 million and US$907 million, respectively, with respect to the 2022 Five-year Notes, and US$600 million and US$642 million, respectively, with respect to the 2027
Ten-year
Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2021. We are not subject to any financial covenants or other significant restrictions under the notes. In 2021, we paid an aggregate of US$48 million in interest payments related to these notes.

•
In March 2018, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2023 (“2023 Notes”), with stated annual interest rate of 3.875%, and an aggregate of US$500 million senior unsecured notes due in 2028 (“2028 March Notes”), with stated annual interest rate of 4.375%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2021, the total carrying value and estimated fair value were US$1.0 billion and US$1.0 billion, respectively, with respect to the 2023 Notes, and US$500 million and US$554 million, respectively, with respect to the 2028 March Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2021. We are not subject to any financial covenants or other significant restrictions under the notes. In 2021, we paid an aggregate of US$61 million in interest payments related to these notes.

•
In November 2018, we issued an aggregate of US$600 million senior unsecured notes due in 2024 (“2024 November Notes”), with stated annual interest rate of 4.375%, and an aggregate of US$400 million senior unsecured notes due in 2028 (“2028 November Notes”), with stated annual interest rate of 4.875%. In December 2018, we issued an aggregate of US$250 million senior unsecured notes due in 2024 (“2024 December Notes”), with stated annual interest rate of 4.375%, which constitute a further issuance of, and be fungible with and be consolidated and form a single series with the 2024 November Notes. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2021, the total carrying value and estimated fair value were US$600 million and US$638 million, respectively, with respect to the 2024 November Notes, US$400 million and US$458 million, respectively, with respect to the 2028 November Notes, and US$250 million and US$266 million, respectively, with respect to the 2024 December Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2021. We are not subject to any financial covenants or other significant restrictions under the notes. In 2021, we paid an aggregate of US$57 million in interest payments related to these notes.

•
In April 2020, we issued an aggregate of US$600 million senior unsecured notes due in 2025 (“2025 Five-year Notes”), with stated annual interest rate of 3.075%, and an aggregate of US$400 million senior unsecured notes due in 2030 (“2030 April Notes”), with stated annual interest rate of 3.425%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2021, the total carrying value and estimated fair value were US$600 million and US$622 million, respectively, with respect to the 2025 Five-Year Notes, US$400 million and US$419 million, respectively, with respect to the 2030 April Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2021. We are not subject to any financial covenants or other significant restrictions under the notes. In 2021, we paid an aggregate of US$32 million in interest payments related to these notes.

•
In October 2020, we issued an aggregate of US$650 million senior unsecured notes due in 2026 (“2026 Notes”), with stated annual interest rate of 1.720%, and an aggregate of US$300 million senior unsecured notes due in 2030 (“2030 October Notes”), with stated annual interest rate of 2.375%. The net proceeds from the sale of the notes are to be used to repay existing indebtedness. As of December 31, 2021, the total carrying value and estimated fair value were US$650 million and US$641 million, respectively, with respect to the 2026 Notes, and US$300 million and US$291 million, respectively, with respect to the 2030 October Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2021. We are not subject to any financial covenants or other significant restrictions under the notes. In 2021, we paid an aggregate of US$18 million in interest payments related to these notes.

•
In August 2021, we issued an aggregate of US$300 million senior unsecured notes due in 2027 (“2027 Five-year Notes”), with stated annual interest rate of 1.625%, and an aggregate of US$700 million senior unsecured notes due in 2031 (“2031 Notes”), with stated annual interest rate of 2.375%. The net proceeds from the sale of the notes are to be used for general corporate purposes, including repayment of certain existing indebtedness. As of December 31, 2021, the total carrying value and estimated fair value were US$300 million and US$292 million, respectively, with respect to the 2027 Five-year Notes, and US$700 million and US$674 million, respectively, with respect to the 2031 Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2021. We are not subject to any financial covenants or other significant restrictions under the notes.

Under the terms of the indentures governing the 2022
Ten-year
Notes, the 2025
Ten-year
Notes, the 2022 Five-year Notes, the 2027
Ten-year
Notes, the 2023 Notes and the 2028 March Notes, events of default include, among others, there occurring with respect to any of our indebtedness or indebtedness of our principal controlled entities, an event of default resulting in accelerated maturity or a failure to pay principal, interest or premium when due, and that the outstanding principal amount under payment default or accelerated maturity equals or exceeds the greater of US$100 million and 2.5% of our total equity. Under such indentures, principal controlled entities refer to entities as to which one or more of the following conditions is/are satisfied: (i) its total revenue or consolidated total revenue attributable to our company is at least 5% of our consolidated total revenue, (ii) its net profit or consolidated net profit attributable to our company is at least 5% of our consolidated net profit; or (iii) its net assets or consolidated net assets attributable to our company are at least 10% of our consolidated net assets. For example, iQIYI constitutes a principal controlled entity under such indentures.
Under the terms of the indentures governing the 2024 November Notes, the 2024 December Notes (consolidated into and form a single series with the 2024 November Notes), the 2028 November Notes, the 2025 Five-year Notes, the 2030 April Notes, the 2026 Notes, the 2030 October Notes, the 2027 Five-year Notes and the 2031 Notes, events of default include, among others, there occurring with respect to any of our company’s indebtedness, an event of default resulting in accelerated maturity or a failure to pay principal, interest or premium when due, and that the outstanding principal amount under payment default or accelerated maturity equals or exceeds the greater of US$100 million and 2.5% of our total equity.
If any such event of default were to take place, the holders of those notes may declare the principal of notes to be due and payable prior to the stated maturity. Under the terms of the indentures governing the various notes, a declaration of acceleration of the relevant series of notes will be automatically annulled if such event of default is remedied or cured by our company or any of our company’s principal controlled entities, in the case of the 2022
Ten-year
Notes, the 2025
Ten-year
Notes, the 2022 Five-year Notes, the 2027
Ten-year
Notes, the 2023 Notes and the 2028 March Notes, or our company, in the case of the 2024 November Notes, the 2024 December Notes, the 2028 November Notes, the 2025 Five-year Notes, the 2030 April Notes, the 2026 Notes, the 2030 October Notes, the 2027 Five-year Notes and the 2031 Notes, or waived by the holders of the relevant notes within 30 days after the declaration of acceleration with respect thereto and if the annulment of the acceleration of those notes would not conflict with any judgment or decree of a court of competent jurisdiction. As of December 31, 2021, there was no such event of default.
iQIYI convertible notes.
iQIYI has conducted the following issuances of convertible notes, which remain outstanding as of the date of this annual report:

•
On December 4, 2018, iQIYI issued US$750 million convertible senior notes (the “iQIYI 2023 Convertible Notes”). The iQIYI 2023 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable semi-annually in cash at a rate of 3.75% per annum on June 1 and December 1 of each year, beginning on June 1, 2019. The iQIYI 2023 Convertible Notes will mature on December 1, 2023 unless redeemed, repurchased or converted prior to such date.

The initial conversion rate of the iQIYI 2023 Convertible Notes is 37.1830 of iQIYI’s ADS per US$1,000 principal amount of the iQIYI 2023 Convertible Notes (which is equivalent to an initial conversion price of approximately US$26.89 per ADS). Prior to June 1, 2023, the iQIYI 2023 Convertible Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2019, if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if iQIYI calls the notes for a tax redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the iQIYI 2023 Convertible Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following iQIYI’s delivery of a notice of a tax redemption, iQIYI will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.
The holders may require iQIYI to repurchase all or portion of the iQIYI 2023 Convertible Notes for cash on December 1, 2021, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In 2021, iQIYI redeemed US$747 million (equivalent to RMB4.8 billion) aggregate principal amount of the 2023 Notes as requested by the holders. Following settlement of the repurchase, the repurchase amount which was fully accreted was derecognized and US$3 million (equivalent to RMB20 million) aggregate principal amount of the iQIYI 2023 Convertible Notes remained outstanding and was included in “Convertible senior notes” as of December 31, 2021 as it will mature on December 1, 2023.
In connection with the issuance of the iQIYI 2023 Convertible Notes, iQIYI purchased capped call options (the “iQIYI 2023 Capped Call”) on iQIYI’s ADS with certain counterparties at a price of US$68 million. The counterparties agreed to sell to iQIYI up to approximately 28 million of iQIYI’s ADSs upon iQIYI’s exercise of the iQIYI 2023 Capped Call. The exercise price is equal to the iQIYI 2023 Convertible Notes’ initial conversion price and the cap price is US$38.42 per ADS, subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are expected to reduce potential dilution to existing holders of the ordinary shares and ADSs of iQIYI upon conversion of the iQIYI 2023 Convertible Notes and/or offset any potential cash payments that iQIYI is required to make in excess of the principal amount of any converted notes, as the case may be, with such reduction and/or offset subject to a cap.

•
On March 29, 2019, iQIYI issued US$1.2 billion convertible senior notes (the “iQIYI 2025 Convertible Notes”). The iQIYI 2025 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable semi-annually in cash at a rate of 2.00% per annum on October 1 and April 1 of each year, beginning on October 1, 2019. The iQIYI 2025 Convertible Notes will mature on April 1, 2025 unless redeemed, repurchased or converted prior to such date.

The initial conversion rate of the iQIYI 2025 Convertible Notes is 33.0003 of iQIYI’s ADS per US$1,000 principal amount of the iQIYI 2025 Convertible Notes (which is equivalent to an initial conversion price of approximately US$30.30 per ADS). Prior to October 1, 2024, the iQIYI 2025 Convertible Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2019, if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if iQIYI calls the notes for a tax redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the iQIYI 2025 Convertible Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following iQIYI’s delivery of a notice of a tax redemption, iQIYI will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

The holders may require iQIYI to repurchase all or a portion of the iQIYI 2025 Convertible Notes for cash on April 1, 2023, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
In connection with the issuance of the iQIYI 2025 Convertible Notes, iQIYI purchased capped call options (the “iQIYI 2025 Capped Call”) on iQIYI’s ADS with certain counterparties at a price of US$85 million. The counterparties agreed to sell to iQIYI up to approximately 40 million of iQIYI’s ADSs upon iQIYI’s exercise of the iQIYI 2025 Capped Call. The exercise price is equal to the iQIYI 2025 Convertible Notes’ initial conversion price and the cap price is US$40.02 per ADS, subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are expected to reduce potential dilution to existing holders of the ordinary shares and ADSs of iQIYI upon conversion of the iQIYI 2025 Convertible Notes and/or offset any potential cash payments that iQIYI is required to make in excess of the principal amount of any converted notes, as the case may be, with such reduction and/or offset subject to a cap.

•
On December 21, 2020, iQIYI issued US$800 million convertible senior notes and offered an additional US$100 million principal amount simultaneously, pursuant to the underwriters’ option to purchase additional notes. On January 8, 2021, the additional US$100 million principal amount was issued pursuant to the underwriters’ exercise of their option. The convertible senior notes issued on December 21, 2020 and January 8, 2021 (collectively referred to as the “iQIYI 2026 Convertible Notes”) are senior, unsecured obligations of iQIYI, and interest is payable semi-annually in cash at a rate of 4.00% per annum on June 15 and December 15 of each year, beginning on June 15, 2021. The iQIYI 2026 Convertible Notes will mature on December 15, 2026 unless redeemed, repurchased or converted prior to such date.

The initial conversion rate of the iQIYI 2026 Convertible Notes is 44.8179 of iQIYI’s ADS per US$1,000 principal amount of the iQIYI 2026 Convertible Notes (which is equivalent to an initial conversion price of approximately US$22.31 per ADS). Prior to June 15, 2026, the iQIYI 2026 Convertible Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2021, if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if iQIYI calls the notes for a tax redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the iQIYI 2026 Convertible Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following iQIYI’s delivery of a notice of a tax redemption, iQIYI will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.
The holders may require iQIYI to repurchase all or a portion of the iQIYI 2026 Convertible Notes for cash on August 1, 2024, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest

The iQIYI 2023 Convertible Notes, the iQIYI 2025 Convertible Notes and the iQIYI 2026 Convertible Notes are collectively referred to the iQIYI Convertible Notes. Under the terms of the indentures governing the iQIYI Convertible Notes, events of default include:

(i)	default in any payment of interest or additional amounts as defined under the respective indenture for a period of 30 days;

(ii)	default in the payment of principal of any iQIYI Convertible Notes when due;

(iii)	failure by iQIYI to comply with its obligation to convert the iQIYI Convertible Notes upon exercise of a holder’s conversion right for a period of five business days;

(iv)
failure by iQIYI to issue a Fundamental Change Company Notice or a Make-Whole Fundamental Change as defined under the respective indenture or a specified corporate event when due for a period of five business days;

(v)	failure by iQIYI to comply with its obligations relating to consolidation, merger, sale, conveyance and lease under article 11 of the respective indenture;

(vi)
failure by iQIYI for 60 days after written notice from the trustee or by the trustee at the request of the holders of at least 25% in aggregate principal amount of the respective iQIYI Convertible Notes then outstanding has been received by iQIYI to comply with any of other agreements contained in the respective iQIYI Convertible Notes or the indenture;

(vii)
default by iQIYI or its significant subsidiaries (defined in Article 1, Rule 1-02 of Regulation S-X), with respect to any mortgage, agreement or other instrument under which there may be outstanding, secured or evidenced any indebtedness in excess of US$60 million (or an equivalent amount in foreign currency), resulting in accelerated maturity or a failure to pay principal or interest when due, and such indebtedness is not discharged, or such acceleration is not otherwise cured or rescinded, within 30 days;

(viii)	a delay in payment or discharge of a final judgment for the payment of US$60 million (or an equivalent amount in foreign currency) rendered against iQIYI or any of its significant subsidiaries;

(ix)	iQIYI or any of its significant subsidiaries shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief; and

(x)
an involuntary case or other proceeding shall be commenced against iQIYI or its significant subsidiaries seeking liquidation, reorganization or other relief, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 30 consecutive days.

The indentures for these convertible notes define a “fundamental change” to include, among other things: (i) any person or group gaining control of iQIYI, (ii) any recapitalization, reclassification or change of iQIYI’s ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (iii) the shareholders of iQIYI approving any plan or proposal for the liquidation or dissolution of iQIYI; (iv) iQIYI’s ADSs ceasing to be listed on Nasdaq Stock Market; or (v) any change in or amendment to the laws, regulations and rules of the PRC resulting in iQIYI being legally prohibited from operating substantially all of the business operations conducted by iQIYI being unable to continue to derive substantially all of the economic benefits from the business operations conducted by these entities.
Upon the occurrence of an event of default, the trustee may declare the whole principal of, and accrued and unpaid interest on, all the notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. iQIYI may also be required to pay additional interest.
Upon the occurrence of a fundamental change, holders of the iQIYI Convertible Notes will have the right, at their option, to require iQIYI to repurchase all of their iQIYI Convertible Notes or any portion of the principal amount and accrued and unpaid interests. In the event of a fundamental change, iQIYI may also be required to issue additional ADSs upon conversion of its convertible notes. As of December 31, 2021, there was no such event of default or fundamental change.
As of December 31, 2020 and 2021 the principal amount of the liability component of the iQIYI Convertible Notes were RMB18.0 billion and RMB13.4 billion (US$2.1 billion), unamortized debt discount was RMB1.3 billion and RMB751 million (US$118 million), and the net carrying amount of the liability component were RMB16.7 billion and RMB12.7 billion (US$2.0 billion), respectively. The carrying amount of the equity component of the iQIYI Convertible Notes were RMB1.7 billion and RMB1.8 billion (US$281 million), respectively. For the years ended December 31, 2019, 2020 and 2021, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the liability component were RMB670 million, RMB799 million and RMB1.1 billion (US$175 million), respectively. As of December 31, 2021, the liability component of the iQIYI 2025 Convertible Notes and the iQIYI 2026 Convertible Notes will be accreted up to the principal amount of RMB7.6 billion (US$1.2 billion) and RMB5.7 billion (US$900 million) over a remaining period of 1.25 years and 2.59 years, respectively.
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
As of December 31, 2020 and 2021, we had RMB55.8 billion and RMB66.3 billion (US$10.4 billion) in long-term loans and notes payables (including current portion of RMB7.4 billion and RMB10.5 billion (US$1.6 billion)), RMB16.7 billion and RMB12.7 billion (US$2.0 billion) in long-term convertible notes (including current portion of RMB4.8 billion and nil), RMB 7.1 billion and RMB 8.4 billion (US$1.3 billion) in lease liabilities (including current portion of RMB2.4 billion and RMB2.9 billion (US$450 million)) and had RMB3.0 billion and RMB4.2 billion (US$654 million) in short-term loans, respectively. Our long-term loans and notes payable, long-term convertible notes and short-term loans include those of iQIYI hereinafter. As of December 31, 2020 and 2021, iQIYI had RMB909 million and nil in long-term loans payables (including current portion of RMB909 million and nil), RMB16.7 billion and RMB12.7 billion (US$2.0 billion) in long-term convertible notes (including current portion of RMB4.8 billion and nil), RMB969 million and RMB797 million (US$125 million) in lease liabilities (including current portion of RMB201 million and RMB172 million (US$27 million)) and had RMB3.0 billion and RMB4.1 billion (US$646 million) in short-term loans, respectively.
Cash Flows
As of December 31, 2019, 2020 and 2021, we had RMB147.4 billion, RMB162.9 billion and RMB190.9 billion (US$30.0 billion) in cash, cash equivalents, restricted cash and short-term investments.
We entered into definitive agreements with JOYY in November 2020 and made certain amendments in February 2021 to acquire YY Live for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The closing of this acquisition is subject to certain conditions, including, among others, obtaining necessary regulatory approvals from governmental authorities. The share purchase agreement is subject to termination if the closing does not occur by the long stop date, and we and JOYY have agreed to extend the long stop date to March 31, 2022, which may be further extended through mutual agreement of both parties, if the approval has not been obtained by then. We have paid an aggregate of US$1.9 billion, after considering working capital adjustment of US$0.1 billion, to JOYY and its designated escrow account, and deposited an aggregate of US$1.6 billion into several escrow accounts, in accordance with the terms and schedule set forth in the share repurchase agreement According to the share purchase agreement, subject to certain conditions and adjustments, approximately US$1.0 billion would be payable no later than the later of the closing and April 30, 2021, and approximately US$300 million would be payable no later than the later of the closing and June 30, 2021 and a maximum amount of US$300 million would be payable subject to the achievement of certain conditions. Despite good faith efforts, we have not obtained necessary regulatory approvals with respect to the proposed acquisition as of the date of this annual report. There can be no assurance that the relevant regulatory approvals will be obtained or the acquisition of YY Live will be closed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks associated with our proposed acquisition of YY Live and its online live streaming business.”
The following table sets forth a summary of our cash flows for the years indicated:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities	28,458	24,200	20,122	3,158
Net cash used in investing activities	(19,974)	(27,552)	(31,444)	(4,934)
Net cash (used in) provided by financing activities	(3,873)	5,665	23,396	3,671
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1	(212)	(943)	(148)

Net increase in cash, cash equivalents and restricted cash	4,612	2,101	11,131	1,747

Cash, cash equivalents and restricted cash at beginning of the year	29,827	34,439	36,540	5,733
Cash, cash equivalents and restricted cash at end of the year	34,439	36,540	47,671	7,480
Operating Activities
Net cash provided by operating activities decreased to RMB20.1 billion (US$3.2 billion) in 2021 from RMB24.2 billion in 2020. This decrease was primarily due to a decrease of RMB11.4 billion (US$1.8 billion) in net income, offset by a decrease of noncash investment and interest income by RMB8.0 billion (US$1.3 billion).
Net cash provided by operating activities decreased to RMB24.2 billion in 2020 from RMB28.5 billion in 2019. This decrease was primarily due to an addition of RMB10.5 billion in licensed copyrights resulting from reclassification of cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities due to the adoption of ASU
2019-02,
an increase of RMB9.7 billion in investment and interest income and a decrease of RMB7.8 billion in impairment of other assets, partially offset by an increase of RMB21.3 billion in net income.
Investing Activities
Net cash used in investing activities was RMB31.4 billion (US$4.9 billion) in 2021, consisting primarily of RMB171.5 billion (US$26.9 billion) in purchase of held-to-maturity
investments, RMB25.6 billion (US$4.0 billion) in purchase of available-for-sale
investments, RMB156.7 billion (US$24.6 billion) in maturities of held-to-maturity
investments, RMB25.9 billion (US$4.1 billion) in sales and maturities of available-for-sale
investments, RMB10.9 billion (US$1.7 billion) in acquisition of fixed assets, RMB12.0 billion (US$1.9 billion) in a prepayment of JOYY businesses acquisition and RMB9.9 billion (US$1.6 billion) in proceeds from disposal of equity investments.
Net cash used in investing activities was RMB27.6 billion in 2020, consisting primarily of RMB159.2 billion in purchase of held-to-maturity
investments, RMB133.0 billion in purchase of
available-for-sale

investments, RMB134.3 billion in maturities of
held-to-maturity
investments, RMB135.6 billion in sales and maturities of
available-for-sale
investments, and RMB4.5 billion in purchase of equity investments offset by RMB6.5 billion in proceeds from disposal of equity investments.
Net cash used in investing activities was RMB20.0 billion in 2019, consisting primarily of RMB12.2 billion for acquisition of licensed copyrights, RMB6.4 billion for acquisition of fixed assets, RMB120.2 billion in purchase of held-to-maturity
investments, RMB218.2 billion in purchase of
available-for-sale
investments, offset by RMB46.6 billion in maturities of
held-to-maturity
investments and RMB291.2 billion in sales and maturities of
available-for-sale
investments, and RMB6.3 billion in purchase of equity investments offset by RMB7.5 billion in proceeds from disposal of equity investments.
We have adopted ASU
2019-02
on January 1, 2020 which the FASB issued in March 2019, and report cash flows related to the acquisition of licensed copyrights as “operating activities” in the statement of cash flows, beginning with the period of adoption, as opposed to “investing activities.”
Financing Activities
Net cash provided by financing activities was RMB23.4 billion (US$3.7 billion) in 2021, consisting primarily of RMB19.9 billion (US$3.1 billion) net proceeds from the listing on the Hong Kong Stock Exchange, RMB12.7 billion (US$2.0 billion) proceeds from long-term loans and RMB6.4 billion (US$1.0 billion) net proceeds from our issuance of long-term notes offset by RMB7.6 billion (US$1.2 billion) used to repurchase our shares and repayment of RMB7.3 billion (US$1.1 billion) for long-term loans.
Net cash provided by financing activities was RMB5.7 billion in 2020, consisting primarily of RMB13.3 billion from our issuance of long-term notes, RMB5.2 billion from the issuance by iQIYI of convertible notes, and RMB4.7 billion from issuance of iQIYI’s shares offset by RMB13.1 billion used to repurchase our shares and repayment of RMB5.4 billion for long-term notes.
Net cash used in financing activities was RMB3.9 billion in 2019, consisting primarily of our repayment of RMB6.9 billion for long-term notes and RMB5.0 billion used to repurchase our shares, offset by RMB7.9 billion of net proceeds from the issuance by iQIYI of convertible notes.
Capital Expenditures
We made capital expenditures of RMB6.4 billion, RMB5.1 billion and RMB10.9 billion (US$1.7 billion) in 2019, 2020 and 2021, representing 6%, 5% and 9% of our total revenues, respectively. In the years of 2019, 2020 and 2021, our capital expenditures were primarily attributable to the purchase of servers, network equipment and other computer hardware to increase our network infrastructure capacity. We funded our capital expenditures primarily with net cash flows generated from operating activities.
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
Material Cash requirements
Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our short term loans, long-term debt obligations, operating lease obligations, purchase obligations and investment commitment obligations.

Our long-term debt obligations primarily consist of long-term loans, notes payable and convertible notes and estimated interest payments.
Our operating lease obligations primarily represent our obligations for leasing internet data center facilities and office premises, which include all future cash outflows under ASC Topic 842,
Leases
under Note 15 to our audited consolidated financial statements.
Our purchase obligations include purchase obligations for fixed assets, purchase obligations for bandwidth and property management fees, and purchase obligations for content assets.
Purchase obligations for content assets consist primarily of expenditures for content assets under non-cancelable
agreements for licensed copyrights and produced content.
Our investment commitment obligations primarily relate to capital contributions obligation under certain arrangements which do not have contractual maturity date.
We intend to fund our existing and future material cash requirements primarily with anticipated cash flows from operations, our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
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
The following table sets forth our contractual obligations by specified categories as of December 31, 2021:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years

	(In RMB millions)
Short-term debt obligations	4,168	4,168	—	—	—
Long-term debt obligations	90,243	12,935	15,615	39,672	22,021
Operating lease obligations	9,276	2,946	4,062	1,665	603
Purchase obligations for fixed assets	4,088	4,053	11	14	10
Purchase obligations for bandwidth and property management fees	586	326	209	25	26
Purchase obligations for content assets	20,630	10,578	8,330	1,685	37
Investment commitment obligations	1,271	NA	NA	NA	NA

Total	130,262	35,006	28,227	43,061	22,697

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021. The iQIYI 2025 Convertible Notes will mature on April 1, 2025 unless redeemed, repurchased or converted prior to such date. The holders may require iQIYI to repurchase all or a portion of the iQIYI 2025 Convertible Notes for cash on April 1, 2023, which may result in a material cash outlay of our company. The holders of the iQIYI 2025 Convertible Notes may also require us to repurchase all or a portion of the iQIYI 2025 Convertible Notes for cash upon a fundamental change.
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
Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid-up
capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated affiliated entities in which we have no legal ownership, totaling RMB40.8 billion, RMB45.0 billion and RMB45.9 billion (US$7.2 billion) as of December 31, 2019, 2020 and 2021, respectively.

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
In the years ended December 31, 2019, 2020 and 2021, our research and development expenditures were RMB18.3 billion, RMB19.5 billion and RMB24.9 billion (US$3.9 billion), representing 17%, 18% and 20% of our total revenues, respectively. Our research and development expenses primarily consist of salaries and benefits for research and development personnel. We expense research and development expenditures as they are incurred, except for capitalized software development costs that fulfill the capitalization criteria.

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our total revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates
For our critical accounting estimates
,
see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Robin Yanhong Li	53	Chairman of the Board of Directors and Chief Executive Officer
James Ding	56	Independent Director
Brent Callinicos	56	Independent Director
Yuanqing Yang	57	Independent Director
Jixun Foo	53	Independent Director
Rong Luo	40	Chief Financial Officer
Haifeng Wang	50	Chief Technology Officer
Dou Shen	42	Executive Vice President
Herman Yu	51	Chief Strategy Officer
Victor Zhixiang Liang	48	Senior Vice President
Shanshan Cui	46	Senior Vice President
Robin Yanhong Li
is our
co-founder,
chief executive officer and chairman of our Board of Directors, overseeing our overall strategy and business operations. Mr. Li has been serving as the chairman since our inception in January 2000 and as our chief executive officer since February 2004. Mr. Li served as our president from February 2000 to December 2003. Prior to founding our company, Mr. Li worked as an engineer for Infoseek, a pioneer in the search industry, and as a senior consultant for IDD Information Services. Mr. Li currently serves on the board of New Oriental Education & Technology Group Inc., a private educational services provider in China (NYSE: EDU; SEHK: 9901),
Trip.com
, an online travel agency in China (Nasdaq: TCOM) and iQIYI (Nasdaq: IQ). Mr. Li received a bachelor’s degree in information science from Peking University and a master’s degree in computer science from the State University of New York at Buffalo.
James Ding
has served as our independent director since our initial public offering in August 2005. Mr. Ding brings a deep understanding of the internet and artificial intelligence industry, which is relevant to and continuously supported the growth and evolution of our principal business since his appointment. He also brings extensive experience as a high tech entrepreneur and chief executive officer of a Nasdaq-listed company. Mr. Ding is a valuable member of the Company’s board of directors and continues to make important contribution to our company. He is also a member of our audit committee and corporate governance and nominating committee, and the chairman of our compensation committee. Mr. Ding is currently a managing director of GSR Ventures, which focuses on early stage companies in the artificial intelligence, big data, information technology related healthcare, virtual reality/augmented reality and new media sectors. Prior to that, Mr. Ding served as a co-chairman
of the board of directors of AsiaInfo-Linkage Inc., a former Nasdaq-listed company, from July 2010 to January 2014. Mr. Ding also served as the chairman of the board of AsiaInfo from April 2003 to July 2010, and has served as a member of the board since AsiaInfo’s inception in 1993. Mr. Ding served as the chief executive officer and president of AsiaInfo from 1999 to 2003 and as senior vice president and chief technology officer of AsiaInfo from 1993 to 1999. Mr. Ding currently serves as director of the board of AsiaInfo (which is currently listed on the Hong Kong Stock Exchange as AsiaInfo Technologies Limited with stock code 1675 and played an important role in the design and development of China’s internet infrastructure). Mr. Ding is also the founder of
e-China
Alliances. Mr. Ding received a master’s degree in information science from the University of California, Los Angeles and a bachelor’s degree in chemistry from Peking University in China.
Brent Callinicos
has served as our independent director since October 2015, and as the chairman of our audit committee since April 2016. Mr. Callinicos served as the chief operating officer and the chief financial officer of Virgin Hyperloop One from January 2017 to January 2018. Prior to that, Mr. Callinicos served as the chief financial officer of Uber Technologies Inc. from September 2013 to March 2015, and then as an advisor for 18 additional months. Prior to joining Uber, he worked at Google from January 2007 to September 2013, where he last served as vice president, treasurer and chief accountant. He also led green energy investments and financial services at Google Inc. From 1992 to 2007, he served in a variety of increasingly senior roles at Microsoft Corporation, where he last served as corporate vice-president and divisional chief financial officer of the Platforms and Services Division, and oversaw Microsoft’s Worldwide Licensing and Pricing and Microsoft Financing. He currently serves on the board of directors of PVH Corp. (NYSE: PVH), and Rubicon. Mr. Callinicos is a certified public accountant. Mr. Callinicos received a bachelor’s degree from the University of North Carolina at Chapel Hill and an M.B.A. degree from the Kenan-Flagler School of Business at Chapel Hill.
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
Jixun Foo
has served as our independent director since July 2019. Mr. Foo has served as managing partner at GGV Capital since 2006, working with entrepreneurs in the travel, transportation, social media,
e-commerce
and enterprise services sectors in China. Prior to joining GGV Capital, Mr. Foo was a director at Draper Fisher Jurvetson ePlanet Ventures, where he led investments in Asia. Mr. Foo also previously led investments under the finance and investment division of the National Science and Technology Board of Singapore and served as an R&D project group leader at Hewlett Packard. Mr. Foo currently serves on the board of XPeng Inc. (NYSE: XPEV) and on the boards of a number of private companies, including Hello. Mr. Foo received a First-Class Honors bachelor’s degree in engineering and a master’s degree in the management of technology from the National University of Singapore.
Rong Luo
has served as our chief financial officer since November 2021. Prior to joining us, Mr. Luo served as the chief financial officer of TAL Education Group, an NYSE listed company, from November 2014 to October 2021 and played several key management roles. Prior to that, Mr. Luo was the chief financial officer of eLong Inc. from 2013 to 2014. Before that, Mr. Luo held different financial management positions at Lenovo Group and Microsoft. Mr. Luo holds bachelor’s degrees in both information management and systems and economics from Peking University, a master’s degree in management science and engineering from Tsinghua University, and a Ph.D. degree in management science from Peking University.
Haifeng Wang
has served as our chief technology officer since May 2019, overseeing our AI lab, systems & technology and cloud group. Dr. Wang joined Baidu in 2010 and was promoted to vice president in 2013. Dr. Wang oversaw our core search products from 2014 to 2017. He was promoted to senior vice president in 2018. Prior to Baidu, Dr. Wang served as the chief research scientist at Toshiba’s R&D Center. Dr. Wang is the president of National Engineering Laboratory for Deep Learning Technology and Applications. Dr. Wang is an IEEE fellow, and a fellow (and former president) of the Association for Computational Linguistics (ACL) and the founding chair of ACL’s Asia-Pacific chapter. Dr. Wang obtained his bachelor’s, master’s, and Ph.D. degrees in computer science from the Harbin Institute of Technology.
Dou Shen
has served as executive vice president since May 2019. Dr. Shen has also been a director of Beijing Xiaodu Interactive Entertainment Technology Co., Ltd. since January 2018, and the chairman of Beijing Xiaodu Interactive Entertainment Technology Co., Ltd. since September 2020. Previously, Dr. Shen served as senior vice president of Baidu’s mobile products, overseeing the development of Baidu App, Haokan short video app and Smart Mini Program. Dr. Shen joined Baidu in 2012 and has served in various management roles, including web search, display advertising and the financial services group. Prior to Baidu, Dr. Shen worked in the adCenter group at Microsoft and sold Buzzlabs, a social media monitoring and analysis platform company that he co-founded,
to
IAC-owned
CityGrid Media. Dr. Shen has been the board of directors of
Trip.com
, an online travel agency in China (Nasdaq: TCOM) since October 2019, iQIYI, Inc. (Nasdaq: IQ) since September 2019, Kuaishou Technology (SEHK: 1024) since April 2018.Dr. Shen received a bachelor’s degree in engineering from North China Electric Power University, a master’s degree in engineering from Tsinghua University, and a Ph.D. in computer science from the Hong Kong University of Science and Technology.
Herman Yu
joined Baidu in September 2017 and served as our chief financial officer until November 2021. In August 2021, Mr. Yu also took on the role of chief strategy officer, responsible for corporate strategy and business development, and continues to serve in this capacity. Prior to joining Baidu, Mr. Yu served as the chief financial officer of Weibo Corp. (NASDAQ: WB), a leading social media company from 2015 to 2017. Prior to Weibo, Mr. Yu worked at SINA Corp. (NASDAQ: SINA), a leading portal from 2004 to 2015, initially as VP of Finance and in 2006 became the chief financial officer. Mr. Yu currently serves on the board of directors of ZTO Express Inc. (NYSE: ZTO; SEHK: 2057), an express delivery company. Mr. Yu, a California Certified Public Accountant, received his bachelor’s degree in economics from the University of California, Santa Cruz, and master in accountancy (MAcc) from the University of Southern California.
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

B.	Compensation
In 2021, we paid an aggregate of RMB18 million (US$3 million) in cash compensation and granted options to purchase an aggregate of 1,299,528 Class A ordinary shares and 3,310,128 restricted Class A ordinary shares to our executive officers that are in office as of the date of this annual report as a group. During the same period, we also paid an aggregate of RMB650,005 (US$102,000) in cash compensation to our non-executive
directors as a group. Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment insurance and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.
Our board of directors and shareholders approved the issuance of up to 403,200,000 ordinary shares upon exercise of awards granted under our 2000 option plan. Our 2000 option plan terminated in January 2010 upon the expiration of its ten-year
term. At the annual general meeting held on December 16, 2008, our shareholders approved a 2008 share incentive plan, which has reserved an additional 274,302,160 Class A ordinary shares for awards to be granted pursuant to its terms. Our 2008 share incentive plan terminated in December 2018 upon the expiration of its ten-year
term. On July 20, 2018, our board of directors approved a 2018 share incentive plan, which has reserved an additional 275,516,000 Class A ordinary shares (taking into account the Share Subdivision) for awards to be granted pursuant to its terms. As of December 31, 2021, options to purchase an aggregate of 51,005,680 Class A ordinary shares and an aggregate of 299,193,448 restricted Class A ordinary shares had been granted under the 2008 and 2018 share incentive plans.

The following table summarizes, as of December 31, 2021, the outstanding options and restricted Class A ordinary shares that we had granted to our current directors and executive officers and to other individuals as a group.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Grant Date	Expiration Date
Robin Yanhong Li	342,368		13.538	January 31, 2013	January 31, 2023
	193,200		21.566	February 24, 2014	February 24, 2024
	958,160		26.834	February 11, 2015	February 11, 2025
	3,512,320		25.863	April 16, 2015	April 16, 2025
	211,040		19.778	February 25, 2016	February 25, 2026
	724,800		21.888	October 27, 2016	October 27, 2026
	469,120		23.251	February 22, 2017	February 22, 2027
	198,640	(1)	—	February 9, 2018	N/A
	524,200	(1)	—	February 18, 2019	N/A
	124,632	(1)	—	May 23, 2019	N/A
	988,320	(1)	—	February 5, 2020	N/A
	845,920	(1)	—	February 8, 2021	N/A
James Ding	*	(1)	—	February 5, 2020	N/A
Brent Callinicos	*	(1)	—	February 5, 2020	N/A
Yuanqing Yang	*	(1)	—	February 5, 2020	N/A
Jixun Foo	*	(1)	—	February 5, 2020	N/A
Rong Luo	*		20.178	November 8, 2021	November 8, 2031
	*	(1)	—	November 8, 2021	N/A
Haifeng Wang	*		23.483	April 27, 2017	April 27, 2027
	*	(1)	—	February 9, 2018	N/A
	*	(1)	—	July 21, 2018	N/A
	*	(1)	—	February 18, 2019	N/A
	*	(1)	—	May 23, 2019	N/A
	*		12.486	August 8, 2019	August 8, 2029
	*	(1)	—	February 5, 2020	N/A
	*	(1)	—	February 8, 2021	N/A
	*	(1)	—	November 8, 2021	N/A
Dou Shen	*	(1)	—	February 9, 2018	N/A
	*	(1)	—	February 18, 2019	N/A
	*	(1)	—	May 23, 2019	N/A
	*		12.486	August 8, 2019	August 8, 2029
	*	(1)	—	August 8, 2019	N/A
	*	(1)	—	October 28, 2019	N/A
	*	(1)	—	February 5, 2020	N/A
	*	(1)	—	February 8, 2021	N/A
Herman Yu	*		0.001	February 9, 2018	February 9, 2028
	*		0.001	February 18, 2019	February 1, 2029
	*		0.001	May 23, 2019	May 23, 2029
	*		0.001	February 5, 2020	February 5, 2030
	*		0.001	February 8, 2021	February 8, 2031
Victor Zhixiang Liang	*	(1)	—	February 9, 2018	N/A
	*	(1)	—	February 18, 2019	N/A
	*	(1)	—	May 23, 2019	N/A
	*	(1)	—	February 5, 2020	N/A
	*	(1)	—	February 8, 2021	N/A
Shanshan Cui	*	(1)	—	February 9, 2018	N/A
	*	(1)	—	February 18, 2019	N/A
	*	(1)	—	May 23, 2019	N/A
	*	(1)	—	February 5, 2020	N/A
	*	(1)	—	February 8, 2021	N/A
Other individuals as a group	142,616,920		—	—	—

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
Acceleration of Awards upon Corporate Transactions
. The outstanding awards will accelerate (i) upon occurrence of a change-of-control
corporate transaction where any person acquires at least 50% of the total combined voting power of our outstanding securities or the incumbent board members no longer constitute at least 50% of our board, or (ii) upon occurrence of any other change-of-control
corporate transaction in which the successor entity does not assume our outstanding awards under our 2008 share incentive plan;
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
Acceleration of Awards upon Corporate Transactions
. The outstanding awards will accelerate (i) upon occurrence of a change-of-control
corporate transaction where any person acquires at least 50% of the total combined voting power of our outstanding securities or the incumbent board members no longer constitute at least 50% of our board, or (ii) upon occurrence of any other change-of-control
corporate transaction in which the successor entity does not assume our outstanding awards under our 2018 share incentive plan;
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
Vesting Schedule
. The compensation committee determines, and the award agreement specifies, the vesting schedule of options and other awards granted. The compensation committee determines the time or times at hich an option may be exercised in whole or in part, including exercise prior to vesting, and also determines any conditions that must be satisfied before all or part of an option may be exercised. At the time of grant for restricted share units, the compensation committee specifies the date on which the restricted share units become fully vested and non-forfeitable,
and may specify such conditions to vesting as it deems appropriate.
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
In 2021, our audit committee held meetings or passed resolutions by unanimous written consent eight times.
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
In 2021, our compensation committee held meetings or passed resolutions by unanimous written consent five times.
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

In 2021, our corporate governance and nominating committee passed resolutions by unanimous written consent one time.
Terms of Directors and Executive Officers
All directors hold office until their successors have been duly appointed and qualified. None of our directors is subject to a fixed term of office. In addition, the service agreements between us and the directors do not provide benefits upon termination of their services. Director nomination is subject to the approval of our corporate governance and nominating committee. Our shareholders may remove any director by ordinary resolution and may in like manner appoint another person in his stead. A valid ordinary resolution requires a majority of the votes cast at a shareholder meeting that is duly constituted and meets the quorum requirement. Officers are appointed by and serve at the discretion of the board of directors.

Board
Diversity

Board Diversity Matrix (As of February 28, 2022)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0

D.	Employees
We had approximately 38,000, 41,000 and 45,500 full time employees as of December 31, 2019, 2020 and 2021 respectively. As of December 31, 2021, we had approximately 27,500 employees in research and development, 9,800 employees in sales and marketing, 5,100 employees in operation and service, and 3,100 employees in management and administration. As of December 31, 2021, we had approximately 29,900 employees in Beijing, 15,300 employees outside of Beijing but within China, and approximately 300 employees outside of China. We also hire temporary employees and contractors from time to time. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may not be able to manage our expanding operations effectively.”

E.	Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 31, 2022 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our total issued and outstanding shares.
The calculations in the table below are based on 2,764,404,104 ordinary shares, consisting of 2,205,103,784 Class A ordinary shares and 559,300,320 Class B ordinary shares issued and outstanding as of January 31, 2022. For purpose of this table, each ADS representing eight Class A ordinary share, which represents the
ADS-to-ordinary-share
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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Total Ordinary Shares	% of Aggregate Voting Power †
Directors and Executive Officers:
Robin Yanhong Li (1)	17,664,568	439,200,000	456,864,568	16.5	56.5
James Ding	*	—	*	*	*
Brent Callinicos	*	—	*	*	*
Yuanqing Yang	*	—	*	*	*
Jixun Foo	*	—	*	*	*
Rong Luo	*	—	*	*	*
Haifeng Wang	*	—	*	*	*
Dou Shen	*	—	*	*	*
Herman Yu	*	—	*	*	*
Victor Zhixiang Liang	*	—	*	*	*
Shanshan Cui	*	—	*	*	*
All Directors and Executive Officers as a Group	20,525,968	439,200,000	459,725,968	16.6	56.5
Principal Shareholders:
Handsome Reward Limited (2)	12,382,368	439,200,000	451,582,368	16.3	56.4

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

(1)
Includes (i) 3,013,200 Class A Ordinary Shares directly held by Mr. Robin Yanhong Li on record, (ii) 2,269,000 Class A ordinary shares in the form of ADSs held by Mr. Robin Yanhong Li in the brokerage account of the administrator of our employee stock option program, (iii) 439,200,000 Class B ordinary shares held on record by Handsome Reward Limited, a British Virgin Islands company wholly owned by Mr. Robin Yanhong Li, (iv) 5,772,720 Class A ordinary shares in the form of ADSs held by Handsome Reward Limited in the brokerage account of the administrator of our employee stock option program, (v) 6,411,008 Class A ordinary shares issuable to Handsome Reward Limited upon exercise of options within 60 days after the date of January 31, 2022, (vi) 198,640 Class A Ordinary Shares issuable to Handsome Reward Limited upon vesting of restricted shares within 60 days after January 31, 2022 and (vii) excludes 116,000,000 Class B ordinary shares owned by Ms. Melissa Ma, Mr. Robin Yanhong Li’s wife, who owned 27,333 ADSs in the brokerage account of the administrator of our employee stock option program and the right to acquire 9,677 ADSs upon the vesting of restricted share units granted under our share incentive plan within 60 days after January 31, 2022 of which Mr. Robin Yanhong Li disclaims beneficial ownership. The voting power of the shares beneficially owned by Mr. Robin Yanhong Li represented 56.5% of the total outstanding voting power of our company as of January 31, 2022.

(2)
Includes (i) 439,200,000 Class B ordinary shares held by Handsome Reward Limited, a British Virgin Islands company wholly owned and controlled by Mr. Robin Yanhong Li, (ii) 5,772,720 Class A ordinary shares in the form of ADSs held by Handsome Reward Limited in the brokerage account of the administrator of our employee stock option program, (iii) 6,411,008 Class A Ordinary Shares issuable to Handsome Reward Limited upon exercise of options within 60 days after the date of January 31, 2022, and (iv) 198,640 Class A Ordinary Shares issuable to Handsome Reward Limited upon vesting of restricted shares within 60 days after January 31, 2022.

As of January 31, 2022, to our knowledge, approximately 67.1% of our total issued and outstanding ordinary shares were held by three record shareholders in the United States, including approximately 66.9% held by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
Weighted Voting Rights Structure
Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters subject to the vote at general meetings of our company. We issued Class A ordinary shares represented by our ADSs in our initial public offering in 2005.
Pursuant to our articles of association, the directors of our board may, from time to time subject to their fiduciary duties to act in the best interests of our company and for a proper purpose, cause our company to issue preferred shares and determine, among others, their conversion rights, which may include conversion to Class A and/or Class B ordinary shares. Such rights are subject to the approval and discretion of the board.
Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary shares—Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.” Upon the conversion of all the issued and outstanding Class B ordinary shares as at January 31, 2022 into Class A ordinary shares, our company would issue 559,300,320 Class A ordinary shares, representing approximately 20.2% the total number of issued and outstanding Class A ordinary shares as at January 31, 2022 (without taking into account any allotment and issuance of Shares pursuant to the exercise of options or the vesting of share awards that have been or may be granted from time to time and any issuance or repurchase of Shares and/or ADSs that we may make).
Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. If at any time Robin Yanhong Li and his Affiliates (as defined in our articles of association) collectively own less than 5% of the total number of the issued and outstanding Class B Ordinary Shares, each issued and outstanding Class B Ordinary Share shall be automatically and immediately converted into one Class A ordinary share, and no Class B Ordinary Shares shall be issued by our company thereafter.
Class B ordinary shares shall also be automatically and immediately converted into an equal number of Class A ordinary shares:

(1)
upon any sale, pledge, transfer, assignment or disposition of such Class B ordinary shares by a holder thereto to any person or entity which is not an Affiliate (as defined in our articles of association) of such holder; or

(2)
where, within 6 months after by a transfer by a holder of Class B ordinary shares to an Affiliate of such holder, there is a change of the beneficial ownership of the Class B ordinary shares held by the Affiliate.

Apart from the aforementioned (1) and (2), a change in the beneficial ownership of Class B ordinary shares shall not cause a conversion of Class B ordinary shares to Class A ordinary shares.
As at January 31, 2022, WVR beneficiaries were the following:

	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Approximate percentage of voting rights (3)
Robin Yanhong Li	17,664,568	439,200,000	56.5%
Melissa Ma	296,080	116,000,000	14.9%
Shimoda Holdings, LLC (1)	4,000,000	4,000,000	0.6%
Integrity Partners V, LLC (2)	—	100,320	0.0%
Total	18,460,648	559,300,320	72.0%

Notes
:
(1)
Shimoda Holdings, LLC (“
Shimoda
”) holds 500,000 ADSs and 4,000,000 Class B ordinary shares of our company. Shimoda is affiliated with an early stage investor of our company that invested in our company before its US IPO in 2005.

(2)
Integrity Partners V, LLC (“
Integrity
”) holds 100,320 Class B ordinary shares of our company and was not a record shareholder of any Class A ordinary shares as at January 31, 2022. Integrity is affiliated with an early stage investor of our company that invested in our company before its US IPO in 2005.

(3)	On the basis that Class A ordinary shares entitle the Shareholder to one vote per share and Class B ordinary shares entitle the Shareholder to 10 votes per share.
Mr. Robin Yanhong Li, the chairman and chief executive officer of our company, owns shares in his personal capacity and through Handsome Reward Limited. Ms. Melissa Ma is the spouse of Mr. Li and holds shares in her personal capacity. To the best knowledge of our company, each of Shimoda and Integrity and their respective ultimate beneficial owners are independent third parties of and are not core connected persons of our company, and their respective ultimate beneficial owners do not have a role in our company’s business and operations.

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
See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business Industry— Termination or other changes of related party transactions in the ordinary course of business may have an adverse impact on our results of operations and financial performance” for risks associated with the termination or other changes of related party transactions.
Amounts due from related parties
As of December 31, 2019, 2020 and 2021, we had RMB5.2 billion, RMB4.2 billion and RMB4.9 billion (US$762 million), respectively, due from related parties.

Amounts due to related parties
As of December 31, 2019, 2020 and 2021, we had RMB6.1 billion, RMB4.9 billion and RMB5.0 billion (US$790 million), respectively, due to related parties.
Loan transactions with Du Xiaoman
In August 2018, we completed the divestiture of Du Xiaoman, following which we recognized our non-controlling
equity interest in Du Xiaoman as an equity method investment and Du Xiaoman became a related party.
In 2018, we provided three term loans to Du Xiaoman in an aggregate amount of RMB3.8 billion with terms ranging from two to five years for working capital purposes. These loans bear interest rates ranging from 4.28% to 5.00% in 2018, and 0% to 5.00% since 2019. Du Xiaoman repaid one term loan in the principal amount of RMB500 million in October 2020. The aggregate principal amount outstanding as of February 28, 2022 was RMB3.3 billion (US$525 million).
In 2018, Du Xiaoman provided us with two term loans in the an aggregate amount of RMB3.4 billion with terms of three and five years, respectively, for general corporate purposes. The interest rates for these loans were 3.78% and 4.28%, respectively, in 2018, and have been adjusted to 0% since 2019 based on the amended agreements. The aggregate principal amount outstanding as of February 28, 2022 was RMB3.1 billion (US$487 million).
Other related party transactions
Related Party A
In 2019, 2020 and 2021, related partry transactions with Related Party A, which is one of our equity investees were in the total amount of RMB627 million, RMB204 million and RMB315 million (US$49 million), respectively, and mainly comprised the online marketing services that we provided to Related Party A.
Related Party B
In 2019, 2020 and 2021, related party transactions with Related Party B, which is one of our equity investees were in the total amount of RMB731 million, RMB678 million and RMB888 million (US$139 million), respectively, and comprised the online marketing services, cloud service and other services that we provided to Related Party B.
Related Party C
In 2019, related party transactions with Related Party C, which is another of our equity investees, mainly related to hardware products purchased from and sold to the equity investee, were in the total amount of RMB1.9 billion and RMB249 million, respectively, in 2019. We acquired the party in July 2020, and accordingly, all corresponding outstanding balances have been eliminated in the consolidated balance sheets as of December 31, 2021. The transaction amounts with the related party in 2020 were insignificant.
Related Party D
In 2021, related party transactions with Related Party D, over which we can significantly influence its management or operating policies, mainly related to content purchased from and online marketing services sold to the party, which amounted to RMB51 million (US$8 million) and RMB2.0 billion (US$312 million), respectively.

Other related parties
In 2019, 2020 and 2021, with the approval from our board of directors, we reimbursed Mr. Robin Yanhong Li the fees and expenses incurred in connection with his use of an aircraft beneficially owned by his family member for our business purposes. The hourly rate for use of the aircraft was determined based on an analysis of market rates for the charter of comparable aircrafts. The service charges for the use of the aircraft for 2019, 2020 and 2021 were insignificant.
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
In 2021, 3,419 complaints were filed against us before various courts in China, and the aggregate amount of the damages sought in these complaints totals approximately RMB1.0 billion (US$159 million). As of December 31, 2021, 2,722 cases against us were pending before various courts in China. The aggregate amount of damages sought under these pending cases is approximately RMB1.1 billion (US$166 million). As of December 31, 2021, 5 cases against us were pending before various courts outside China. Some of these proceedings are in a preliminary stage with undetermined damages sought.
In November 2018, an individual, together with his related company, filed a complaint alleging acts of defamation and libel, commercial disparagement, tortious inference with prospective business relations, intentional infliction of emotional distress and civil conspiracy against, among others, us and Robin Yanhong Li in his capacity as our chairman and chief executive officer, in the Supreme Court of New York. The complaint alleged, among other things, that the defendants published articles containing false and defamatory statements concerning the plaintiffs, and sought damages in an aggregate amount of US$11 billion, including purported punitive damages of US$10 billion. The defendants moved the complaint to the U.S. District Court for the Eastern District of New York and filed motions to dismiss the complaint. The plaintiff voluntarily dismissed that complaint, and then added us and Mr. Li as defendants to the Second State Court Lawsuit. We filed motions to dismiss that complaint, which were not opposed. The Plaintiff filed a notice of voluntary discontinuance of the complaint in the Second State Court Lawsuit, and subsequently filed a nearly identical complaint in the U.S. District Court for the Eastern District of New York. In January 2020, the U.S. District Court for the Eastern District of New York dismissed that complaint in its entirety with prejudice, and the time for plaintiff to appeal that dismissal has expired. In February 2020, the Supreme Court of New York granted defendants’ motions to discontinue the Second State Court Lawsuit with prejudice. No appeal of that order has been filed to date. We believe these claims to be without merit and intend to continue to defend ourselves vigorously.

Separately, in April 2020, we and certain of our current and former officers were named as defendants in a federal putative securities class action captioned Ikeda v. Baidu Inc., et al., No.
5:20-cv-02768-LHK
(U.S. District Court for the Northern District of California, Amended Complaint filed Sept. 18, 2020) alleging, in sum and substance, that our disclosures were materially false or misleading as they misrepresented Baidu’s ability to monitor and filter illicit or improper content on its platform, and failed to disclose alleged investigations and violations of PRC regulatory requirements relating to the monitoring or filtering of illicit or improper content online. The case alleges claims under Sections 10(b) and 20(a) of the Exchange Act and
Rule 10b-5
promulgated thereunder. In April 2021, the U.S. District Court for the Northern District of California granted defendants’ motion to dismiss in its entirety, and in May 2021, plaintiffs voluntarily dismissed this action in its entirety with prejudice.
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
In April 2020, a short seller report was published by Wolfpack Research (the Wolfpack Report). In sum and substance, the Wolfpack Report alleges that iQIYI inflated its user numbers, inflated its revenue and deferred revenue in connection with certain parts of iQIYI’s business, inflated its expenses and the purchase prices of certain assets to conceal revenue inflation, and provided misleading financial statements of cash flows by adopting an incorrect accounting method. Following the publication of the Wolfpack Report, the SEC’s Division of Enforcement requested iQIYI to produce certain financial, operating, and other documents and records primarily related to the allegations in the Wolfpack Report. In particular, the SEC requested that iQIYI voluntarily provide it with documents and information relating to, among other things, iQIYI’s organizational charts, accounting policies, and financial books and records from 2018 to 2020, as well as documents relating to iQIYI’s acquisition or investments in certain entities mentioned in the Wolfpack Report and the valuation of those entities at the time of those transactions. iQIYI engaged professional advisers to conduct an internal review into certain of the key allegations in the Wolfpack Report and to report their findings to iQIYI’s audit committee. iQIYI’s internal review within the agreed scope has been substantially completed and did not uncover any evidence that would substantiate the allegations in the Wolfpack Report. The SEC has also sought the production of certain documents and records from iQIYI related to such internal review and other related information. iQIYI has been cooperating with the SEC. We are unable to predict the timing, outcome, or consequences of the SEC investigation of iQIYI, or from the SEC’s review of the documents and records requested from iQIYI.
Furthermore, starting in April 2020, iQIYI and certain of its current and former officers and directors were named as defendants in four federal putative securities class actions alleging that they made material misstatements and omissions in documents filed with the SEC regarding certain of the key allegations contained in the Wolfpack Report. In June 2020, one of the complaints (captioned Shiferaw v. iQIYI, Inc. et al., No. 1:
2020-cv-03115)
was voluntarily dismissed by Plaintiffs. In May 2021, the remaining complaints were consolidated in the U.S. District Court for the Eastern District of New York under the caption In re iQIYI, Inc. Securities Litigation, No.
1:20-CV-01830.
In June 2021, lead plaintiffs in the consolidated action filed the consolidated amended complaint, naming iQIYI, its current and former officers, underwriters in its initial public offering, our company and certain of our officers as defendants. The consolidated amended complaint alleges that defendants made material misstatements and omissions in documents filed with the SEC and in other public statements regarding certain of the key allegations contained in the Wolfpack Report, in violation of Sections 11 and 15 of the Securities Act of 1933, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and

Rule 10b-5
promulgated thereunder. The parties completed briefing on defendants’ motions to dismiss the consolidated amended complaint on September 29, 2021, and a decision is currently pending. This action otherwise remains in its preliminary stage.
Starting in August 2020, we and certain of our current officers were named as defendants in two federal putative securities class actions captioned Alagappan v. Baidu Inc., et al., No.
1:20-cv-03794
(U.S. District Court for the Eastern District of New York, filed Aug. 19, 2020) and Nampally v. Baidu Inc., et al., No.
1:20-cv-04430
(U.S. District Court for the Eastern District of New York, filed Sept. 21, 2020), alleging that defendants made material misstatements and omissions in documents filed with the SEC regarding certain of the key allegations contained in the Wolfpack Report. Both cases allege claims under Sections 10(b) and 20(a) of the Exchange Act and
Rule 10b-5
promulgated thereunder and remain in their preliminary stages.
We and iQIYI will have to defend against these putative securities class action lawsuits, as applicable, including any appeals of such lawsuits should our or iQIYI’s initial defense be unsuccessful. Because all of the ongoing securities class actions against iQIYI or us are in their preliminary stages, we cannot predict the timing, outcome or consequences of these class actions. In the event that our or iQIYI’s initial defense of these lawsuits is unsuccessful, we cannot assure you that we or iQIYI will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our or iQIYI’s business, financial condition, results of operation, cash flows, and reputation. Similarly, we are currently unable to predict the timing, outcome, or consequences of the SEC investigation of iQIYI, or from the SEC’s review of the documents and records requested from iQIYI. The litigation or SEC investigation process may utilize a significant portion of our or iQIYI’s resources and divert management’s attention from the day-to-day
operations, all of which could harm our business.
Dividend Policy
Baidu, Inc., our holding company in the Cayman Islands, has never declared or paid any dividends on our ordinary shares, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
Our board of directors has complete discretion as to whether to distribute dividends, subject to Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, our depositary will distribute such dividends to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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
Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since March 23, 2021 under the stock code “9888”.

B.	Plan of Distribution
Not applicable.

C.	Markets
Our ADSs have been listed on Nasdaq since August 5, 2005 under the symbol “BIDU”.
Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since March 23, 2021 under the stock code “9888”.

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

Item 10.	Additional Information

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.
Registered Office and Objects
The Registered Office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act (As Revised), as amended from time to time, or any other law of the Cayman Islands.

Board of Directors
See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Board of Directors.”
Ordinary Shares
General
. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable.
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
A quorum for a shareholders’ meeting consists of one or more shareholders holding at least one third of the paid up voting share capital present in person or by proxy or, if a corporation or other non-natural
person, by its duly authorized representative. We shall hold a general meeting of shareholders as our annual general meeting and shall specify the meeting as such in the notices calling it. Our board of directors may call extraordinary general meetings, and they must on shareholders’ requisition convene an extraordinary general meeting. A shareholder requisition is a requisition of shareholders holding at the date of deposit of the requisition not less than ten percent (10%) of the voting power represented by the issued shares of our company which as at that date carries the right of voting at general meetings of our company, on a one vote per share basis. Advance notice of at least 14 calendar days is required for the convening of our annual general meeting and other shareholders’ meetings.
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

Our board of directors may, in their absolute discretion (except with respect to a transfer from a shareholder to its affiliate(s)), decline to register any transfer of shares without assigning any reason thereof. If our board of directors refuses to register a transfer they shall notify the transferee within two months of such refusal. Notwithstanding the foregoing, if a transfer complies with the holder’s transfer obligations and restrictions set forth under applicable law (including but not limited to U.S. securities law provisions related to insider trading) and our articles of association, our board of directors shall promptly register such transfer. Further, any director is authorized to confirm in writing addressed to the registered office to authorize a share transfer and to instruct that the register of members be updated accordingly;
provided
that the transfer complies with the holder’s transfer obligations and restrictions set forth under applicable law and our articles of association and such holder is not the director who authorizes the transfer or an entity affiliated with such director. Any director is authorized to execute a share certificate in respect of such shares for and on behalf of our company.
The registration of transfers may be suspended at such time and for such periods as our board of directors may from time to time determine;
provided, however
, that the registration of transfers shall not be suspended for more than 45 days in any year.
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
People’s Republic of China Tax Considerations
If we are considered a PRC resident enterprise under the EIT Law, our shareholders and ADS holders who are deemed non-resident
enterprises may be subject to the 10% EIT on the dividends payable by us or any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from China;
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
The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	persons that elect to mark their securities to market;

•	tax-exempt entities;

•	persons liable for the alternative minimum tax;

•	regulated investment companies;

•	certain expatriates or former long-term residents of the United States;

•	governments or agencies or instrumentalities thereof;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value);

•	persons who are required to recognize income for U.S. federal income tax purposes no later than when such income is taken into account in applicable financial statements;

•	persons whose functional currency is other than the U.S. dollar; or

•	persons who acquired our ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.
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
Passive Foreign Investment Company
A
non-U.S.
corporation, such as our own, is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. Although the law in this regard is not entirely clear, we treat our variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to receive economic benefits that could potentially be significant to them and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and for subsequent taxable years.
Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2021. and do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ordinary shares and/or ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ordinary shares and/or ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.
If we are a PFIC for any year during which you hold the ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold such ADSs or ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable, provided that you have not made a mark-to-market
election, as described below

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge under proposed regulations) of the ADSs or ordinary shares, unless you make a mark-to-market
election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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
Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market
election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. The mark-to-market
election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or “regularly traded,” on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Select Market, which is a qualified exchange for these purposes. Our ordinary shares are listed on the Hong Kong Stock Exchange, which is expected to meet the requirements of a qualified exchange or market for these purposes. We anticipate that our ADSs and ordinary shares should qualify as being regularly traded, but no assurances may be given in this regard. Assuming that the ADSs and ordinary shares are regularly traded, if you are a holder of our ADSs or ordinary shares, it is expected that the mark-to-market
election would be available to you were we to become a PFIC. If you make a valid mark-to-market
election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. Such deductions, however, are allowable only to the extent of any net mark-to-market
gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market
election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market
loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market
gains previously included for such ADSs. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market
election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).
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
Interest Rate Risk
Our exposure to interest rate risk primarily relates to excess cash invested in short-term instruments, long-term investments and bank facilities that have a floating rate of interest.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. For example, as of December 31, 2021, we had RMB143.2 billion (US$22.5 billion) short-term investments, with a weighted average duration of 0.5 year. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of RMB563 million (US$88 million) in the fair value of our short-term investments as of December 31, 2021. We have not been, and do not expect to be, exposed to material interest rate risks relating to our investment in short-term instruments, and therefore have not used any derivative financial instruments to manage such interest risk exposure. Our exposure to interest rate risk also arises from our bank facilities that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We manage this risk through the use of interest rate swap contracts. In connection with the loan facilities entered into in April 2021, we entered into two interest rate swap agreements, which effectively convert the term loans from a variable interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loans. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
Foreign Exchange Risk
Most of our revenues and costs are denominated in RMB, while a portion of our cash and cash equivalents, restricted cash, short-term financial assets, long-term investments, long-term loans payable, notes payable and convertible senior notes are denominated in U.S. dollars. Any significant revaluation of RMB against the U.S. dollar may materially affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” In addition, we commenced operation in Japan in late 2007. To the extent we need to make capital injections into our Japan operation by converting U.S. dollars into Japanese Yen, we will be exposed to the fluctuations in the exchange rate between the U.S. dollar and the Japanese Yen. We have not used any derivative financial instruments to hedge exposure to foreign exchange risk. The value of your investment in our ADSs or Class A ordinary shares will be affected by the exchange rate between U.S. dollar and Renminbi or Hong Kong dollar and Renminbi, as applicable, because the value of our business is effectively denominated in RMB, while our ADSs or Class A ordinary shares will be traded in U.S. dollars or Hong Kong dollars, as applicable.
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
As of December 31, 2021, we had
RMB-denominated
cash and cash equivalents, restricted cash and short-term investments of RMB166.3 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$3.5 billion. Assuming we had converted RMB166.3billion into U.S. dollars at the exchange rate of RMB6.3726 for US$1.00 as of December 31, 2021, our U.S. dollar cash balance would have been US$29.6 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$27 billion instead. In addition, we had U.S. dollar-denominated short-term borrowings, long-term loans payable (including current portion), notes payable and convertible senior notes (including current portion) of US$12.6 billion as of December 31, 2021. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB8.0 billion (US$1.3 billion) in the value of our U.S. dollar-denominated short-term borrowings, long-term loans payable (including current portion), notes payable and convertible senior notes (including current portion) as of December 31, 2021.

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

Persons depositing or withdrawing shares must pay:	For:
US$5.00 or less per 100 ADSs (or portion thereof)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

US$5.00 or less per 100 ADS (or portion thereof)	• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 or less per ADS (or portion thereof)	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to ADS holders had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.02 or less per ADS (or portion thereof) per calendar year (to the extent that a fee of $0.02 was not charged as a result of any cash distribution during that calendar year)	• Depositary services

Persons depositing or withdrawing shares must pay:	For:
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse us annually. In 2022, we are expecting to receive certain insignificant amount of reimbursement from the depositary.
Conversion between Class A ordinary shares and ADSs
Dealings and Settlement of Class A Ordinary Shares in Hong Kong
Our Class A ordinary shares commenced trading on the Hong Kong Stock Exchange in board lots of 50 Class A ordinary shares on March 23, 2021. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange are conducted in Hong Kong dollars.
The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

•	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;

•	Securities and Futures Commission of Hong Kong, or SFC, transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

•	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;

•	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

•	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;

•	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;

•
brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and

•
the Hong Kong share registrar will charge between HK$2.50 to HK$20.00, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his or her Class A ordinary shares in his or her stock account or in his or her designated CCASS participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his or her broker or custodian before the settlement date.
Conversion between Class A Ordinary Shares Trading in Hong Kong and ADSs
In connection with initial public offering of Class A ordinary shares in Hong Kong, or the Hong Kong IPO, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong share registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, will continue to be maintained by our principal share registrar, Maples Fund Services (Cayman) Limited.
All Class A ordinary shares offered in the Hong Kong IPO are registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of Class A ordinary shares registered on the Hong Kong share register will be able to deposit these ordinary shares into ADSs, and vice versa.
Depositing Class A Ordinary Shares Trading in Hong Kong for delivery of ADSs
An investor who holds Class A ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on Nasdaq must deposit or have his or her broker deposit the Class A ordinary shares with the depositary’s Hong Kong custodian, The Hong Kong and Shanghai Banking Corporation Limited, Hong Kong, or the custodian, in exchange for ADSs.
A deposit of Class A ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

•
If Class A ordinary shares have been deposited with CCASS, the investor must transfer ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed ADS delivery form to the custodian via his or her broker.

•
If Class A ordinary shares are held outside CCASS, the investor must arrange for the registration of a transfer of his or her Class A ordinary shares into the depositary’s name and delivery of evidence of that registration to the custodian, and must sign and deliver an ADS delivery form to the depositary.

•
Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will register the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs as instructed in the ADS delivery form.

For Class A ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For Class A ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.
Surrender of ADSs for Delivery of Class A Ordinary Shares Trading in Hong Kong
An investor who holds ADSs and wishes to receive Class A ordinary shares that trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw Class A ordinary shares from our ADS program and cause his or her broker or other financial institution to trade such Class A ordinary shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker or other financial institution should follow the procedure of the broker or financial institution and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying Class A ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.
For investors holding ADSs directly, the following steps must be taken:

•
To withdraw Class A ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary. Those instructions must have a Medallion signature guarantee.

•
Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will instruct the custodian to deliver Class A ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.

•	If an investor prefers to receive Class A ordinary shares outside CCASS, he or she must so indicate in the instruction delivered to the depositary.
For Class A ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For Class A ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the Class A ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.
Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancellations. In addition, completion of the above steps and procedures for delivery for Class A ordinary shares in a CCASS account is subject to there being a sufficient number of Class A ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of Class A ordinary shares on the Hong Kong share register to facilitate such withdrawals.
Depositary Requirements
Before the depositary delivers ADSs or permits withdrawal of Class A ordinary shares, the depositary may require:

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including completion and presentation of transfer documents.
The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong share registrar are closed or at any time if the depositary or we determine it advisable to do so.
All costs attributable to the transfer of ordinary shares to effect a withdrawal from or deposit of Class A ordinary shares into our ADS program will be borne by the investor requesting the transfer or deposit. In particular, holders of ordinary shares and ADSs should note that the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of ordinary shares and ADSs must pay up to US$5.00 per

100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of ordinary shares from, the ADS facility.
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
under the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule
13a-15(f)
under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule
13a-15(c)
of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.
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
Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page
F-6
of this annual report on Form
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

	2020 (RMB in thousands)	2021 (RMB in thousands)
Audit fees (1)	33,526	44,520
Audit-related fees (2)	5,546	11,076

(1)
“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual statements, issuance of comfort letters in connection with our global offering and secondary listing of our shares on the Hong Kong Stock Exchange, as well as assistance with and review of documents filed with the SEC.

(2)
“Audit-related Fees” represents the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”

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
In May, 2020, our board of directors authorized a share repurchase program, or the 2020 share repurchase program, under which we may repurchase up to US$1.0 billion of our ADSs or shares, effective until July 1, 2021. In August, 2020, our board of directors approved a change to the 2020 share repurchase program, increasing the repurchase authorization from US$1.0 billion to US$3.0 billion and extending the effective time through December 31, 2022. In December 2020, our board of directors approved a further increase in the repurchase authorization from US$3.0 billion to US$4.5 billion. The source of funding for our share repurchase program is our offshore cash.
The table below is a summary of our repurchases in 2021, which were all conducted in the open market pursuant to the 2020 share repurchase program, as amended.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
April 1 – April 30, 2021	559,676	US$	208.45	559,676	US$	2,665,697,311
May 1 – May 31, 2021	1,082,187	US$	199.55	1,082,187	US$	2,449,747,869
July 1 – July 31, 2021	1,293,298	US$	180.17	1,293,298	US$	2,216,732,103
November 1 – November 30, 2021	1,468,551	US$	149.19	1,468,551	US$	1,997,643,406
December 1– December 31, 2021	2,764,229	US$	143.24	2,764,229	US$	1,601,691,628
Total	7,167,941	US$	164.72	7,167,941	US$	1,601,691,628

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance
Nasdaq Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.
However, Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We followed home country practice with respect to annual general meetings and did not hold an annual general meeting of shareholders in 2021. However, pursuant to our fourth amended and restated memorandum and articles of association passed on December 7, 2021, we shall hold an annual general meeting every year. In the third quarter of 2018, our board of directors approved a 2018 share incentive plan. We relied on home country practice exemption and did not convene a shareholder meeting to approve the 2018 share incentive plan. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the adoption of a stock option or other equity compensation arrangement, or an amendment to the stock option or other equity compensation plan.
Other than the practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

Item 16H.	Mine Safety Disclosure
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III

Item 17.	Financial Statements
We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements
The consolidated financial statements of Baidu, Inc., its subsidiaries and its consolidated affiliated entities are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1
Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of Form 6-K furnished with the Securities and Exchange Commission on December 7, 2021)

2.1
Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 1 of the prospectus filed with the Securities and Exchange Commission on January 5, 2009 pursuant to Rule 424(b)(3) under the Securities Act)

2.2
Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of Amendment No. 5 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on August 2, 2005)

2.3
Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

2.4
Indenture dated November 28, 2012 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on November 28, 2012)

2.5
First Supplemental Indenture dated November 28, 2012 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.2 to Form 6-K furnished with the Securities and Exchange Commission on November 28, 2012)

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

2.10	Form of 4.125% Notes due 2025 (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on July 2, 2015)

Exhibit Number	Description of Document

2.11
Fifth Supplemental Indenture dated July 6, 2017 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on July 7, 2017)

2.12	Form of 2.875% Notes due 2022 (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on July 7, 2017)

2.13	Form of 3.625% Notes due 2027 (incorporated by reference to Exhibit 4.1 to Form 6-K furnished with the Securities and Exchange Commission on July 7, 2017)

2.14
Sixth Supplemental Indenture dated March 29, 2018 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on November 15, 2018)

2.15	Form of 3.875% Notes due 2023 (incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on November 15, 2018)

2.16	Form of 4.375% Notes due 2028 (incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on November 15, 2018)

2.17
Seventh Supplemental Indenture dated November 14, 2018 between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.8 to Form 6-K furnished with the Securities and Exchange Commission on November 15, 2018)

2.18	Form of 4.375% Notes due 2024 (incorporated by reference to Exhibit 4.8 to Form 6-K furnished with the Securities and Exchange Commission on November 15, 2018)

2.19	Form of 4.875% Notes due 2028 (incorporated by reference to Exhibit 4.8 to Form 6-K furnished with the Securities and Exchange Commission on November 15, 2018)

2.20
Eighth Supplemental Indenture, dated as of April 7, 2020, between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.11 to Form 6-K furnished with the Securities and Exchange Commission on April 7, 2020)

2.21	Form of 3.075% Notes due 2025 (incorporated by reference to Exhibit 4.11 to Form 6-K furnished with the Securities and Exchange Commission on April 7, 2020)

2.22	Form of 3.425% Notes due 2030 (incorporated by reference to Exhibit 4.11 to Form 6-K furnished with the Securities and Exchange Commission on April 7, 2020)

2.23
Ninth Supplemental Indenture, dated as of October 9, 2020, between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on October 9, 2020)

2.24	Form of 1.72% Notes due 2026 (incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on October 9, 2020)

2.25	Form of 2.375% Notes due 2030 (incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on October 9, 2020)

2.26*	Tenth Supplemental Indenture, dated as of August 23, 2021, between the Registrant and The Bank of New York Mellon, as trustee

2.27*	Form of 1.625% Notes due 2027

2.28*	Form of 2.375% Notes due 2031

2.29
Indenture dated December 4, 2018 between iQIYI, Inc. and Citicorp International Limited, as trustee, and form of 3.75% Notes due 2023 (incorporated herein by reference to Exhibit 4.67 to iQIYI, Inc.’s annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 15, 2019)

Exhibit Number	Description of Document

2.30
Indenture dated March 29, 2019 between iQIYI, Inc. and Citicorp International Limited, as trustee, and form of 2.00% Notes due 2025 (incorporated herein by reference to Exhibit 4.61 to iQIYI, Inc.’s annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 12, 2020)

2.31*	Description of Securities of the Registrant

2.32
Description of the Registrant’s US$750,000,000 3.50% Notes Due 2022 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File
No. 333-184757)
filed with the Securities and Exchange Commission on November 5, 2012 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on November 20, 2012 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.33
Description of the Registrant’s US$750,000,000 3.00% Notes Due 2020 and US$500,000,000 4.13% Notes Due 2025 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File
No. 333-184757)
filed with the Securities and Exchange Commission on November 5, 2012 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on June 23, 2015 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.34
Description of the Registrant’s US$900,000,000 2.88% Notes Due 2022 and US$600,000,000 3.63% Notes Due 2027 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File
No. 333-218972)
filed with the Securities and Exchange Commission on June 26, 2017 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on June 28, 2017 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.35
Description of the Registrant’s US$1,000,000,000 3.88% Notes Due 2023 and US$500,000,000 4.38% Notes Due 2028 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File
No. 333-218972)
filed with the Securities and Exchange Commission on June 26, 2017 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on March 22, 2018 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.36
Description of the Registrant’s US$600,000,000 4.38% Notes Due 2024 and US$400,000,000 4.88% Notes Due 2028 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File
No. 333-218972)
filed with the Securities and Exchange Commission on June 26, 2017 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on November 8, 2018 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.37
Description of the Registrant’s US$300,000,000 1.625% Notes Due 2027 and US$700,000,000 2.375% Notes Due 2031 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File
No. 333-249314)
filed with the Securities and Exchange Commission on October 5, 2020 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on August 19, 2021 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

Exhibit Number	Description of Document

4.1	2000 Option Plan (amended and restated effective December 16, 2008) (incorporated by reference to Exhibit 99.3 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

4.2	2008 Share Incentive Plan (incorporated by reference to Exhibit 99.4 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

4.3
Form of Indemnification Agreement between the Registrant and the Registrant’s directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.4
Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.5
Translation of Exclusive Technology Consulting and Services Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom and the supplementary agreement dated April 22, 2010 (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.6
Translation of Operating Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.4 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.7
Translation of Software License Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 99.5 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.8
Translation of Web Layout Copyright License Agreement dated March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004 (incorporated by reference to Exhibit 99.8 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.9
Translation of Proxy Agreement dated August 9, 2004 among Baidu Online, Baidu Netcom, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.9 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.10*
English summary of the form of Exclusive Technology Consulting and Services Agreement/ Exclusive Business Cooperation Agreement between a subsidiary of the Registrant and a consolidated affiliated PRC entity

4.11*	English summary of the form of Operation Agreement among a subsidiary of the Registrant, a consolidated affiliated PRC entity and the shareholders of consolidated PRC entity

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

4.38
Translation of the Amended and Restated Loan Agreement between Baidu Online and Hailong Xiang dated January 18, 2017 (incorporated by reference to Exhibit 4.44 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.39
Translation of the Amended and Restated Loan Agreement between Baidu Online and Robin Yanhong Li dated January 18, 2017 (incorporated by reference to Exhibit 4.45 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.40
Translation of the Equity Transfer Agreement between Than Wang and Hailong Xiang dated June 13, 2016 (incorporated by reference to Exhibit 4.46 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.41
Translation of the Proxy Agreement among Robin Yanhong Li, Hailong Xiang and Baidu Online dated June 13, 2016 (incorporated by reference to Exhibit 4.47 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.42
Translation of the Operating Agreement among Baidu Online, Baidu Netcom, Robin Yanhong Li, Hailong Xiang dated June 13, 2016 (incorporated by reference to Exhibit 4.48 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.43
Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Hailong Xiang dated January 18, 2017 (incorporated by reference to Exhibit 4.49 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.44
Translation of the Amended and Restated Equity Pledge Agreement between Baidu Online and Robin Yanhong Li dated January 18, 2017 (incorporated by reference to Exhibit 4.50 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.45
Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreement among Baidu Online, Hailong Xiang and Baidu Netcom dated January 18, 2017 (incorporated by reference to Exhibit 4.51 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.46
Translation of the Amended and Restated Exclusive Equity Purchase and Transfer Option Agreement among Baidu Online, Robin Yanhong Li and Baidu Netcom dated January 18, 2017 (incorporated by reference to Exhibit 4.52 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.47
Translation of Irrevocable Power of Attorney issued by Robin Yanhong Li, an individual shareholder of Baidu Netcom, dated June 13, 2016 (incorporated by reference to Exhibit 4.53 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.48
Translation of Irrevocable Power of Attorney issued by Hailong Xiang, an individual shareholder of Baidu Netcom, dated June 13, 2016 (incorporated by reference to Exhibit 4.54 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017)

4.49
Standstill Agreement between Baidu, Inc. and Ctrip.com International, Ltd. dated October 26, 2015 (incorporated by reference to Exhibit 3 of our Report on Schedule 13D filed with the Securities and Exchange Commission with respect to Ctrip.com International, Ltd. on November 4, 2015)

4.50
Registration Rights Agreement between Baidu Holdings Limited and Ctrip.com International, Ltd. dated October 26, 2015 (incorporated by reference to Exhibit 4 of our Report on Schedule 13D filed with the Securities and Exchange Commission with respect to Ctrip.com International, Ltd. on November 4, 2015)

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

4.80
Translation of Proxy Agreement between Shanshan Cui and Baidu, Inc., dated August 20, 2019 (incorporated by reference to Exhibit 4.87 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2020)

4.81
Translation of the Operating Agreement among Baidu Online, Baidu Netcom, Shanshan Cui, and Robin Yanhong Li, dated August 20, 2019 (incorporated by reference to Exhibit 4.88 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2020)

4.82
Translation of the Loan Agreement between Baidu Online and Shanshan Cui dated August 20, 2019 (incorporated by reference to Exhibit 4.89 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2020)

4.83
Translation of the Exclusive Equity Purchase and Transfer Option Agreement among Baidu, Inc., Baidu Online, Shanshan Cui and Baidu Netcom dated August 20, 2019 (incorporated by reference to Exhibit 4.90 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2020)

4.84
Translation of the Equity Pledge Agreement between Baidu Online and Shanshan Cui dated August 20, 2019 (incorporated by reference to Exhibit 4.91 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2020)

4.85
Amended and Restated Share Purchase Agreement among the Buyer as defined therein, Baidu (Hong Kong) Limited, JOYY Inc. and certain investors party thereto, dated February 7, 2021 (incorporated by reference to Exhibit 4.85 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2021)

4.86
Translation of Termination Agreement among Baidu Online, Beijing Perusal, Zhixiang Liang, Lu Wang and our company, dated October 30, 2019 (incorporated by reference to Exhibit 4.86 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2021)

4.87
Translation of Operating Agreement among Baidu Online, Beijing Perusal, Zhixiang Liang and Shanshan Cui, dated October 30, 2019 (incorporated by reference to Exhibit 4.87 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2021)

4.88
Translation of Loan Agreement between Baidu Online and Shanshan Cui, dated October 30, 2019 (incorporated by reference to Exhibit 4.88 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2021)

4.89
Translation of Proxy Agreement between our company and Shanshan Cui, dated October 30, 2019 (incorporated by reference to Exhibit 4.89 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2021)

4.90
Translation of Exclusive Equity Purchase and Transfer Option Agreement among our company, Baidu Online, Shanshan Cui and Beijing Perusal, dated October 30, 2019 (incorporated by reference to Exhibit 4.90 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2021)

4.91
Translation of Pledge Agreement between Baidu Online and Shanshan Cui, dated October 30, 2019 (incorporated by reference to Exhibit 4.91 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2021)

4.92
Translation of Irrevocable Power of Attorney issued by Zhixiang Liang, an individual shareholder of Beijing Perusal, dated October 30, 2019 (incorporated by reference to Exhibit 4.92 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2021)

Exhibit Number	Description of Document

4.93
Translation of Irrevocable Power of Attorney issued by Shanshan Cui, an individual shareholder of Beijing Perusal, dated October 30, 2019 (incorporated by reference to Exhibit 4.93 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2021)

4.94
Translation of Exclusive Technology Consulting and Services Agreement, effective on December 1, 2011, between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. (later renamed as Beijing iQIYI) (incorporated herein by reference to Exhibit 10.49 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.95
Translation of Software Licensing Agreement, effective on December 1, 2011, between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. (later renamed as Beijing iQIYI) (incorporated herein by reference to Exhibit 10.50 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.96
Translation of Trademark Licensing Agreement, effective on December 1, 2011, between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. (later renamed as Beijing iQIYI) (incorporated herein by reference to Exhibit 10.51 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.97
Translation of Business Cooperation Agreement, effective on December 1, 2011, between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. (later renamed as Beijing iQIYI) (incorporated herein by reference to Exhibit 10.52 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.98
Translation of Amended and Restated Shareholder Voting Rights Trust Agreement between Beijing QIYI Century and Xiaohua Geng, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.99
Translation of Amended and Restated Equity Pledge Agreement between Beijing QIYI Century and Xiaohua Geng, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.100
Translation of Commitment Letter issued by iQIYI, and Beijing QIYI Century, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.101
Translation of Amended and Restated Exclusive Purchase Option Agreement among iQIYI, Beijing QIYI Century, Beijing iQIYI and Xiaohua Geng, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.102
Translation of Amended and Restated Loan Agreement between Beijing QIYI Century and Xiaohua Geng, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.103
Translation of Amended and Restated Business Operation Agreement among Beijing QIYI Century, Beijing iQIYI and Xiaohua Geng, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

Exhibit Number	Description of Document

4.104
Translation of Irrevocable Power of Attorney issued by Beijing QIYI Century, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.105
Translation of Spousal Consent Letter issued by the spouse of Xiaohua Geng, dated September 26, 2016 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.106
US$3,000,000,000 Facilities Agreement between the Registrant and other parties thereto dated April 2, 2021 (incorporated by reference to Exhibit 4.106 of Form 6-K furnished with the Securities and Exchange Commission on August 18, 2021)

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
Date: March
28
, 2022

BAIDU, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Baidu, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Baidu, Inc. (the Company) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive (loss) income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2022 expressed an unqualified opinion thereon.
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
Valuation of equity investments accounted for using the measurement alternative

Description of the Matter	As of December 31, 2021, the carrying amount of the Company’s equity investments accounted for using the measurement alternative was RMB10,788 million. As discussed in Notes 2, 4 and 25 to the consolidated financial statements, the Company elected to use the measurement alternative to measure equity investments without readily determinable fair values at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. For the year ended December 31, 2021, gross unrealized gains (upward adjustments) of RMB1,062 million and gross unrealized losses (downward adjustments excluding impairment) of RMB165 million were recognized on equity investments still held at the reporting date in other income.

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
Impairment assessment of equity method investments and equity investments accounted for using the measurement alternative

Description of the Matter
As described in Notes 2, 4 and 25 to the consolidated financial statements, as of December 31, 2021, the Company’s consolidated balance of equity method investments and equity investments accounted for using the measurement alternative was RMB24,808 million and RMB10,788 million, respectively. For the year ended December 31, 2021, the Company recognized impairment losses of RMB57 million and RMB4,259 million for equity method investments and equity investments accounted for using the measurement alternative, respectively. The Company evaluates its equity method investments for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Company when determining whether an equity method investment has been other-than-temporarily-impaired, include, but are not limited to, the length of the time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the investee and the Company’s intent and ability to retain the investment until the recovery of its cost. An impairment loss is recognized in earnings when the decline in value is determined to be other-than-temporary. For equity investments accounted for using the measurement alternative, the Company makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. If a qualitative assessment indicates that an investment is impaired, the Company estimates the investment’s fair value and recognizes an impairment loss if the fair value is less than the investment’s carrying value.

Auditing the Company’s impairment assessment was complex and highly judgmental due to the significant judgment involved in (i) management’s assessment of whether indicators of impairment existed, and if so, determining whether (ii) a decline in value of equity method investments was other-than-temporary and (iii) investments in equity investments accounted for using the measurement alternative were impaired. In addition, auditing the fair value of the Company’s investments in investees without observable market prices was highly judgmental due to the subjectivity of the unobservable inputs used by management in the valuation methodologies to determine the fair value for these investments, such as selection of comparable companies and multiples, expected volatility, discount for lack-of-marketability
and probability of exit events as it relates to liquidation and redemption preferences, when applicable. These unobservable inputs and resulting fair value estimates may be affected by unexpected changes in future market or economic conditions.

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

To test the impairment assessment of equity method investments and equity investments accounted for using the measurement alternative, we performed audit procedures that included, among others, evaluating management’s assessment as to whether indicators of impairment existed and investments were impaired by considering the financial condition and operating results of the investees, as well as other relevant market information. For equity method investments, we also evaluated management’s determination as to whether an indicated impairment was other-than-temporary, considering factors such as the duration and magnitude of the decline in value and the Company’s intent and ability to retain the investment until the recovery of its cost. We tested the completeness, accuracy and relevance of the underlying data used by management in the valuation models to determine fair value. With the assistance of our internal valuation specialists, we evaluated the appropriateness of the valuation methodologies used by management to determine the fair value of investments and tested the unobservable inputs used in the valuation methodologies by comparing certain assumptions to industry, business and market data/information available from third-party sources. We also independently developed fair value estimates and compared them to the Company’s results and involved our internal valuation specialists to assist with the application of these procedures.

/s/
Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2007.
Beijing, The People’s Republic of China
March
2
8
,
2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Baidu, Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Baidu, Inc.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Baidu, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2021, the related consolidated statements of comprehensive (loss) income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2021, and the related notes and our report dated March 28, 2022 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young Hua Ming LLP
Beijing, The People’s Republic of China
March 28, 2022

BAIDU, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2020	2021	2021
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		35,782	36,850	5,783
Restricted cash		758	10,821	1,697
Short-term investments, net of allowance of RMB285 and RMB338 (US$53) as of December 31, 2020 and 2021, respectively	4	126,402	143,243	22,478
Accounts receivable, net of allowance of RMB1,320 and RMB2,069 (US$325) as of December 31, 2020 and 2021, respectively	7	8,668	9,981	1,566
Amounts due from related parties	23	726	1,368	215
Other current assets, net	8	11,006	11,052	1,735

Total current assets		183,342	213,315	33,474

Non-current assets:
Fixed assets, net	9	17,508	23,027	3,613
Licensed copyrights, net	5	6,435	7,258	1,139
Produced content, net	6	6,556	10,951	1,718
Intangible assets, net	10	2,022	1,689	265
Goodwill	10	22,248	22,605	3,547
Long-term investments, net	4	76,233	67,332	10,566
Amounts due from related parties	23	3,438	3,487	547
Deferred tax assets, net	16	1,674	2,372	372
Operating lease right-of-use assets	15	9,804	12,065	1,894
Other non-current assets	8	3,448	15,933	2,501

Total non-current assets		149,366	166,719	26,162

Total assets		332,708	380,034	59,636

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB25,051 and RMB30,592 (US$4,801) as of December 31, 2020 and 2021, respectively):	1
Short-term loans	12	3,016	4,168	654
Accounts payable and accrued liabilities	11	36,716	41,384	6,494
Customer deposits and deferred revenue		12,626	13,706	2,151
Deferred income		158	97	15
Long-term loans, current portion	12	7,427	2	—
Convertible senior notes, current portion	14	4,752	—	—
Notes payable, current portion	13	—	10,505	1,648
Amounts due to related parties	23	1,324	1,764	277
Operating lease liabilities	15	2,366	2,862	450

Total current liabilities		68,385	74,488	11,689

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB5,519 and RMB6,286 (US$986) as of December 31, 2020 and 2021, respectively):	1
Deferred income		97	129	20
Deferred revenue		686	223	35
Amounts due to related parties	23	3,543	3,268	513
Long-term loans	12	—	12,629	1,982
Notes payable	13	48,408	43,120	6,766
Convertible senior notes	14	11,927	12,652	1,985
Deferred tax liabilities	16	3,067	3,286	516
Operating lease liabilities	15	4,693	5,569	874
Other non-current liabilities		59	718	112

Total non-current liabilities		72,480	81,594	12,803

Total liabilities		140,865	156,082	24,492

Commitments and contingencies	18

Redeemable noncontrolling interests	19	3,102	7,148	1,122

Equity
Class A Ordinary Shares, par value US$0.000000625 per share, 66,000,000,000 shares authorized, and 2,107,228,720 shares and 2,205,032,472 shares issued and outstanding as of December 31, 2020 and December 31, 2021, respectively (Note)	20	—	—	—
Class B Ordinary Shares, par value US$0.000000625 per share, 2,832,000,000 shares authorized, and 571,900,320 shares and 559,300,320 shares issued and outstanding as of December 31, 2020 and December 31, 2021, respectively (Note)	20	—	—	—
Additional paid-in capital		47,213	73,888	11,595
Treasury stock		—	(7,581)	(1,190)
Retained earnings	20	135,284	145,160	22,779
Accumulated other comprehensive income (loss)	20	199	(8)	(1)

Total Baidu, Inc. shareholders’ equity		182,696	211,459	33,183

Noncontrolling interests		6,045	5,345	839

Total equity		188,741	216,804	34,022

Total liabilities, redeemable noncontrolling interests and equity		332,708	380,034	59,636

Note:
Par value per share and the number of shares as of December 31, 2020 has been retrospectively adjusted for the Share Subdivision that took effect on March 1, 2021 as detailed in Notes 1 and 21
The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), including number of shares, except for per share (or ADS) data)

		For the Years Ended December 31,
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Revenues:
Online marketing services		78,093	72,840	80,695	12,663
Others		29,320	34,234	43,798	6,873

Total revenues	24	107,413	107,074	124,493	19,536

Operating costs and expenses:
Cost of revenues		62,850	55,158	64,314	10,092
Selling, general and administrative		19,910	18,063	24,723	3,879
Research and development		18,346	19,513	24,938	3,914

Total operating costs and expenses		101,106	92,734	113,975	17,885

Operating profit		6,307	14,340	10,518	1,651

Other (loss) income:
Interest income		6,060	5,358	5,551	871
Interest expense		(2,960)	(3,103)	(3,421)	(537)
Foreign exchange (loss) gain, net		(33)	(660)	100	16
Share of losses from equity method investments	4	(1,254)	(2,248)	(932)	(146)
Others, net	4	(8,460)	9,403	(1,038)	(164)

Total other (loss) income, net		(6,647)	8,750	260	40

(Loss) income before income taxes		(340)	23,090	10,778	1,691
Income taxes	16	1,948	4,064	3,187	500

Net (loss) income		(2,288)	19,026	7,591	1,191

Less: net loss attributable to noncontrolling interests		(4,345)	(3,446)	(2,635)	(414)

Net income attributable to Baidu, Inc.		2,057	22,472	10,226	1,605

Earnings per share for Class A and Class B ordinary shares (Note) :	21
Basic		0.71	8.19	3.58	0.56
Diluted		0.70	8.12	3.51	0.55
Earnings per ADS (1 ADS equals 8 Class A ordinary shares) (Note) :	21
Basic		5.68	65.54	28.64	4.49
Diluted		5.60	64.98	28.07	4.40
Weighted average number of Class A and Class B ordinary shares outstanding (in millions) (Note) :
Basic		2,787	2,732	2,758	2,758
Diluted		2,791	2,756	2,814	2,814
Other comprehensive (loss) income:	20
Foreign currency translation adjustments		(782)	1,936	(88)	(14)
Unrealized losses on available-for-sale investments, net of reclassification		(708)	(161)	(190)	(30)
Unrealized gains on derivative		—	—	149	23

Other comprehensive (loss) income, net of tax		(1,490)	1,775	(129)	(21)

Comprehensive (loss) income		(3,778)	20,801	7,462	1,170

Less: comprehensive loss attributable to noncontrolling interests		(4,242)	(3,253)	(2,557)	(402)

Comprehensive income attributable to Baidu, Inc.		464	24,054	10,019	1,572

Note:
Basic and diluted earnings per share and the number of shares for the years ended December 31, 2019 and 2020 have been retrospectively adjusted for the Share Subdivision that took effect on March 1, 2021 as detailed in Notes 1 and 21.
The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(2,288)	19,026	7,591	1,191
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of fixed assets and computer parts	5,615	5,772	5,884	923
Amortization of intangible assets	661	544	471	74
Deferred income tax, net	(696)	115	(449)	(70)
Share-based compensation	5,626	6,728	7,056	1,107
Allowance for credit losses	429	679	989	155
Investment and interest income	(2,305)	(11,966)	(3,930)	(617)
Amortization and impairment of licensed copyrights	12,885	11,864	10,083	1,582
Amortization and impairment of produced content	2,977	4,534	6,121	961
Impairment of other assets	10,714	2,928	4,445	698
Share of losses from equity method investments	1,254	2,248	932	146
Loss (gain) on disposal of subsidiaries	578	—	(45)	(7)
(Gain) loss on disposal of fixed assets	(78)	71	(81)	(14)
Barter transaction revenue	(683)	(1,376)	(1,244)	(195)
Accretion on convertible senior notes and asset-backed debt securities	380	501	618	97
Other non-cash expenses	76	739	372	58
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts receivable	(1,779)	(1,660)	(2,144)	(336)
Amounts due from related parties	(135)	125	(695)	(109)
Licensed copyrights	—	(10,528)	(9,731)	(1,527)
Produced content	(3,596)	(6,728)	(10,492)	(1,645)
Other assets	(863)	(351)	(3,644)	(573)
Customer deposits and deferred revenue	1,515	1,177	622	98
Accounts payable and accrued liabilities	(1,653)	208	7,141	1,121
Deferred income	(37)	(293)	(29)	(5)
Amounts due to related parties	(139)	(157)	281	45

Net cash provided by operating activities	28,458	24,200	20,122	3,158

Cash flows from investing activities:
Acquisition of fixed assets	(6,428)	(5,084)	(10,896)	(1,710)
Acquisition of businesses, net of cash acquired	(969)	(2,396)	(247)	(39)
Acquisition of licensed copyrights	(12,152)	—	—	—
Acquisition of intangible assets	(541)	(247)	(344)	(54)
Purchases of held-to-maturity investments	(120,189)	(159,197)	(171,526)	(26,916)
Maturities of held-to-maturity investments	46,563	134,299	156,700	24,590
Purchases of available-for-sale investments	(218,171)	(133,008)	(25,575)	(4,013)
Sales and maturities of available-for-sale investments	291,163	135,606	25,895	4,063
Purchases of equity investments	(6,322)	(4,467)	(3,395)	(533)
Proceeds from disposal of equity investments	7,517	6,523	9,908	1,555
Disposal of subsidiaries’ shares	(476)	(486)	—	—
Loans provided to third parties	—	(5)	(810)	(127)
Repayment of loans provided to third parties	—	—	810	127
Repayment of loans provided to related parties	24	917	—	—
Prepayments made for the acquisition of businesses	—	—	(12,035)	(1,888)
Other investing activities	7	(7)	71	11

Net cash used in investing activities	(19,974)	(27,552)	(31,444)	(4,934)

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term loans	2,738	3,559	4,487	704
Repayments of short-term loans	(3,166)	(3,223)	(3,365)	(528)
Proceeds from long-term loans	946	—	12,673	1,989
Repayments of long-term loans	(168)	(709)	(7,277)	(1,142)
Repayment of loans borrowed from related parties	—	(356)	—	—
Proceeds from issuance of long-term notes, net of issuance costs	(10)	13,346	6,440	1,011
Repayment of long-term notes	(6,912)	(5,378)	—	—
Proceeds from issuance of convertible senior notes, net of issuance costs	7,910	5,151	633	99
Repayments of convertible senior notes	—	—	(4,751)	(746)
Purchase of capped calls	(567)	—	—	—
Proceeds from issuance of subsidiaries’ shares	401	4,662	684	107
Repurchase of ordinary shares	(4,958)	(13,054)	(7,581)	(1,190)
Proceeds from exercise of share options	18	228	335	53
Proceeds from issuance of redeemable noncontrolling interests	—	1,669	4,935	774
Acquisition of redeemable noncontrolling interests and noncontrolling interests in a subsidiary	—	—	(880)	(138)
Proceeds from Hong Kong listing, net of issuance costs	—	—	19,873	3,120
Return of equity to noncontrolling interest shareholders	—	—	(2,701)	(424)
Other financing activities	(105)	(230)	(109)	(18)

Net cash (used in) provided by financing activities	(3,873)	5,665	23,396	3,671

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1	(212)	(943)	(148)

Net increase in cash, cash equivalents and restricted cash	4,612	2,101	11,131	1,747

Cash, cash equivalents and restricted cash at the beginning of the year	29,827	34,439	36,540	5,733

Cash, cash equivalents and restricted cash at the end of the year	34,439	36,540	47,671	7,480

Supplemental disclosures:
Interest paid	2,448	2,204	2,542	399
Income taxes paid	4,100	3,608	3,253	510
Non-cash investing and financing activities:
Acquisition of fixed assets included in accounts payable and accrued liabilities	1,020	984	1,843	289
Non-cash acquisitions of investments	28	54	50	8
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	33,443	35,782	36,850	5,783
Restricted cash	996	758	10,821	1,697

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	34,439	36,540	47,671	7,480

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in millions of Renminbi (“RMB”) except for number of shares)

	Attributable to Baidu, Inc.					Noncontrolling interests	Total shareholders’ equity
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)
	Number of shares (Note)	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2018	2,794,795,680	—	33,441	129,246	210	12,139	175,036
Net income	—	—	—	2,057	—	(4,345)	(2,288)
Other comprehensive loss	—	—	—	—	(1,593)	103	(1,490)
Business combinations	—	—	—	—	—	266	266
Acquisition of non- controlling interests in a subsidiary	—	—	(22)	—	—	(43)	(65)
Issuance of shares by the Company’s subsidiaries to noncontrolling interests	—	—	(19)	—	—	325	306
Exercise of share-based awards	24,997,040	—	18	—	—	—	18
Share-based compensation	—	—	5,045	—	—	504	5,549
Dividends paid and payable by the Company’s subsidiaries	—	—	—	—	—	(128)	(128)
Accretion of redeemable noncontrolling interests	—	—	—	(77)	—	(34)	(111)
Repurchase and retirement of ordinary shares	(53,162,720)	—	—	(4,958)	—	—	(4,958)
Disposal of subsidiaries’ shares	—	—	13	—	—	(863)	(850)
Equity component of convertible senior notes issued by iQIYI, net of issuance costs	—	—	559	—	—	429	988
Purchase of capped calls	—	—	(321)	—	—	(246)	(567)

Balances at December 31, 2019	2,766,630,000	—	38,714	126,268	(1,383)	8,107	171,706

Cumulative effect of accounting change	—	—	—	(314)	—	(43)	(357)
Net income	—	—	—	22,472	—	(3,446)	19,026
Other comprehensive income	—	—	—	—	1,582	193	1,775
Business combinations	—	—	—	—	—	798	798
Issuance of shares by the Company’s subsidiaries to noncontrolling interests	—	—	2,260	—	—	2,397	4,657
Exercise of share-based awards	38,595,040	—	302	—	—	—	302
Share-based compensation	—	—	5,749	—	—	645	6,394
Dividends payable by the Company’s subsidiaries	—	—	—	—	—	(70)	(70)
Return of equity to noncontrolling interest shareholders		—	—	—	—	(2,704)	(2,704)
Accretion of redeemable noncontrolling interests	—	—	—	(88)	—	(39)	(127)
Repurchase and retirement of ordinary shares	(126,096,000)	—	—	(13,054)	—	—	(13,054)
Equity component of convertible senior notes issued by iQIYI, net of issuance costs	—	—	208	—	—	187	395
Others	—	—	(20)	—		20	—

Balances at December 31, 2020	2,679,129,040	—	47,213	135,284	199	6,045	188,741

Note:
The number of shares has been retrospectively adjusted for the Share Subdivision that took effect on March 1, 2021 as detailed in Notes 1 and 21.
The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares)

	Attributable to Baidu, Inc.
	Ordinary shares		Treasury Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total shareholders’ equity
	Number of shares (Note)	Amount	Number of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2020	2,679,129,040	—	—	—	47,213	135,284	199	6,045	188,741
Net income	—	—	—	—	—	10,226	—	(2,635)	7,591
Other comprehensive loss	—	—	—	—	—	—	(207)	78	(129)
Issuance of ordinary shares, net of issuance costs	95,000,000	—	—	—	19,873	—	—	—	19,873
Issuance of shares by the Company’s subsidiaries to noncontrolling interests	—	—	—	—	279	—	—	432	711
Acquisition of redeemable noncontrolling interests and noncontrolling interests	—	—	—	—	(692)	—	—	727	35
Exercise of share-based awards	47,547,280	—	—	—	292	—	—	—	292
Share-based compensation	—	—	—	—	6,895	—	—	613	7,508
Dividends paid and payable by the Company’s subsidiaries	—	—	—	—	—	—	—	(51)	(51)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	(350)	—	(41)	(391)
Repurchase of ordinary shares	(57,343,528)	—	57,343,528	(7,581)	—	—	—	—	(7,581)
Reclassification from mezzanine equity to ordinary shares	—	—	—	—	—	—	—	153	153
Equity component of convertible senior notes issued by iQIYI, net of issuance costs	—	—	—	—	25	—	—	24	49
Others	—	—	—	—	3	—	—	—	3

Balances at December 31, 2021	2,764,332,792	—	57,343,528	(7,581)	73,888	145,160	(8)	5,345	216,804

Balances at December 31, 2021, in US$		—		(1,190)	11,595	22,779	(1)	839	34,022

Note:
The number of shares has been retrospectively adjusted for the Share Subdivision that took effect on March 1, 2021 as detailed in Note
s
1 and 21.
The accompanying notes are an integral part of the consolidated financial statements

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

1.	ORGANIZATION AND BASIS OF PRESENTATION
Baidu, Inc. (“Baidu” or the “Company”) was incorporated under the laws of the Cayman Islands on January 18, 2000. The Company, its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs are hereinafter collectively referred to as the “Group
”.
As of December 31, 2021, the Company has subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC” or “China”), Hong Kong, Japan, Cayman Islands and British Virgin Islands (“BVI”). As of December 31, 2021, the Company also effectively controls a number of VIEs through the Primary Beneficiaries, as defined below. The VIEs include:

•	Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”), controlled by the Company;

•	Beijing Perusal Technology Co., Ltd. (“Beijing Perusal”), controlled by the Company;

•	Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI”), and other VIEs controlled by iQIYI, Inc. (“iQIYI VIEs”); and

•	Other VIEs controlled by the Company or the Company’s subsidiaries.
The Group’s operations are consisting of Baidu Core and iQIYI. Baidu Core offers online marketing service, and other services including cloud services and other growth initiatives including intelligent driving, Xiaodu smart devices, etc. iQIYI is an innovative market-leading online entertainment service in China and offers membership services, online advertising services, content distribution and others service. iQIYI’s platform features iQIYI original content, as well as a comprehensive library of other professionally produced content (PPC), professional user generated content (PUGC) and user-generated content The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own, but conducts its primary business operations through its subsidiaries and VIEs in the PRC.
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
Despite the lack of legal majority ownership, there exists a parent-subsidiary relationship between the Primary Beneficiaries and the VIEs through the aforementioned agreements with the shareholders of the VIEs. The

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Primary Beneficiaries. In addition, through the other exclusive agreements, which consist of operating agreements/business operation agreements, technology consulting and services agreements and license agreements, the Primary Beneficiaries, by themselves or their wholly-owned subsidiaries in the PRC, demonstrate their ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the VIEs. The VIEs are subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) Topic 810,
 Consolidation
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
Pursuant to loan agreements amongst the shareholders of Baidu Perusal and Baidu Online, the amount of loans extended to the respective shareholders of Beijing Perusal is RMB3.2 billion (US$502 million). The term of the loan agreements will expire on March 30, 2028 and October 29, 2029, and can be extended with the written consent of both parties before its expiration. Each of the loan agreements amongst Baidu Online or other subsidiaries and the respective shareholders of Beijing Perusal or other VIEs, including iQIYI VIEs, contains substantially the same terms as those described above, except that the amount of the loans and the contract expiration date varies. The term of the loan agreement amongst Beijing QIYI Century Science & Technology Co., Ltd (“Beijing QIYI Century”, a wholly-owned foreign enterprise of iQIYI) and the shareholder of Beijing iQIYI expires on June 23, 2021 originally, which was extended in December 2020 for another ten years and can be further extended upon the written notification from Beijing QIYI Century.
Exclusive Equity Purchase and Transfer Option Agreement/ Exclusive Purchase Option Agreement
Pursuant to the exclusive equity purchase and transfer option agreement amongst the shareholders of Baidu Netcom, the Company and Baidu Online, the shareholders of Baidu Netcom irrevocably granted the Company or its designated person(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. The shareholders should remit to Baidu Online any amount that is paid by the Company or its designated person(s) in connection with the purchased equity interest. The Company or its designated person(s) have sole discretion to decide when to exercise the option, whether in part or in full. Any and all dividends and other capital distributions made by Baidu Netcom to its shareholders

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

should be repaid to the Company in full amount. The Company would provide unlimited financial support to Baidu Netcom if, in the normal operation of business, Baidu Netcom would become in need of any form of reasonable financial support. If Baidu Netcom were to incur any loss and as a result cannot repay any loans from the Company, The Company should unconditionally forgive any such loans to Baidu Netcom given that Baidu Netcom provides sufficient proof for its loss and incapacity to repay. The agreement will terminate when the shareholders of Baidu Netcom have transferred all their equity interests in Baidu Netcom to the Company or its designated person(s) or upon expiration of the term of business of the Company or Baidu Netcom.
Each of the exclusive equity purchase and transfer option agreement/exclusive purchase option agreement amongst the Company, Baidu Online, Beijing Perusal and its shareholders and iQIYI, Beijing QIYI Century, Beijing iQIYI and its shareholders contains substantially the same terms as those described above, except that the original term of the amended and restated exclusive purchase option agreement amongst iQIYI, Beijing QIYI Century, Beijing iQIYI and its shareholder dated January 30, 2013 is ten years, which has been extended for another ten years in December 2020, and can be further renewed at iQIYI’s discretion.
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
Proxy Agreement/Power of Attorney
Pursuant to the proxy agreement between the Company and the shareholders of Baidu Netcom, the shareholders of Baidu Netcom agreed to entrust all the rights to exercise their voting power and any other rights as shareholders of Baidu Netcom to the person(s) designated by the Company. The shareholders of Baidu Netcom have each executed an irrevocable power of attorney to appoint the person(s) designated by the Company as their attorney-in-fact
to vote on their behalf on all matters requiring shareholder approval. The proxy agreement would be in effect for an unlimited term unless terminated in writing by the Company. The power of attorney would be in effect for as long as the shareholders of Baidu Netcom hold any equity interests in Baidu Netcom.
Each of the proxy agreements or shareholder voting rights trust agreements amongst the Company or other subsidiaries and the shareholders of Beijing Perusal and other VIEs contains substantially the same terms as those described above. Each of the proxy agreements will be in effect for an unlimited term unless terminated in writing by the Company or other subsidiaries. Each of the powers of attorney will be in effect for as long as the shareholder of Beijing Perusal or other VIEs, including iQIYI VIEs, holds any equity interests in Beijing Perusal or other VIEs, including iQIYI VIEs, as the case may be.
Operating Agreement/Business Operation Agreement
Pursuant to the operating agreement amongst Baidu Online, Baidu Netcom and the shareholders of Baidu Netcom, Baidu Online provides guidance and instructions on Baidu Netcom’s daily operations and financial

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
Pursuant to the amended and restated business operation agreement amongst Beijing QIYI Century, Beijing iQIYI and its shareholder, Beijing QIYI Century provides guidance and instructions on Beijing iQIYI’s daily operations and financial affairs. In addition, Beijing QIYI Century agrees to guarantee Beijing iQIYI’s performance under any agreements or arrangements relating to Beijing iQIYI’s business arrangements with any third party. The agreement can only be unilaterally revoked by Beijing QIYI Century. The original
term of the agreement dated January 30, 2013 is ten years, which has been extended for another ten years in December 2020, and can be further renewed at Beijing QIYI Century’s discretion.
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
Each of the exclusive technology consulting and services agreements between Baidu Online or other subsidiaries and Beijing Perusal or other VIEs, including iQIYI VIEs, contains substantially the same terms as those described above, except the basis of determining the service fees may differ and that the original
term of the exclusive technology consulting and services agreement between Beijing QIYI Century and Beijing iQIYI dated November 23, 2011 is ten years, and has been extended for another ten years in December 2020.
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.
Baidu Online entered into web layout copyright license agreements with Beijing Perusal. Each of the license agreements between the Baidu Online and Beijing Perusal or other VIEs contains substantially the same terms as those described above. Each of the web layout copyright license agreements were renewed in 2013 and would be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.
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
Business Cooperation Agreement
Pursuant to the business cooperation agreement amongst Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing iQIYI agrees to provide Beijing QIYI Century with services, including internet information services, online advertising and other services reasonably necessary within the scope of Beijing QIYI Century’s business. Beijing iQIYI agrees to use, technology services provided by Beijing QIYI Century on its website, including but not limited to, P2P download and video on-demand
systems. Beijing QIYI Century agrees to pay specified service fees to Beijing iQIYI as consideration for the internet information services and other services provided by Beijing iQIYI. Beijing iQIYI has the right to waive the service fees at its discretion. The original term of this agreement is ten years, which has been extended for another ten years in December 2020, and can be further renewed at Beijing QIYI Century’s discretion.
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
Through the Contractual Arrangements, the shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in iQIYI VIEs to iQIYI. In addition, through the other exclusive agreements, which consist of the operation agreements, business cooperating agreements, exclusive technology consulting and services agreements and trademark and software usage license agreements, iQIYI, through its wholly-owned subsidiaries in the PRC, have the right to receive economic benefits from iQIYI VIEs that potentially could be significant to iQIYI VIEs. Lastly, through the commitment letters, iQIYI has the obligation to absorb losses of iQIYI VIEs that could potentially be significant to iQIYI VIEs. Therefore, iQIYI is considered the primary beneficiary of iQIYI VIEs and consolidates iQIYI VIEs and their subsidiaries
.
In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs of the Company is in compliance with PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are legal, valid and binding obligation of such party, and enforceable against such party in accordance with their respective terms; and (iii) the execution, delivery and performance of the VIEs and their shareholders do not result in any violation of the provisions of the articles of association and business licenses of the VIEs, and any violation of any current PRC laws and regulations.
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

The following tables set forth the financial statement balances and amounts of the VIEs and their subsidiaries were included in the consolidated financial statements after the elimination of intercompany balances and transactions among VIEs and their subsidiaries within the Group.

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(In millions)
Assets
Cash and cash equivalents	2,348	2,879	452
Short-term investments, net	6,930	2,986	469
Accounts receivable, net	6,151	7,490	1,175
Others	8,560	8,074	1,268

Total current assets	23,989	21,429	3,364

Fixed assets, net	4,978	8,905	1,397
Intangible assets, net	1,499	1,614	253
Licensed copyrights, net	993	2,289	359
Produced content, net	6,130	10,426	1,636
Long-term investments, net	20,707	23,104	3,626
Operating lease right-of-use assets	6,460	7,076	1,110
Others	7,717	10,697	1,678

Total non-current assets	48,484	64,111	10,059

Total	72,473	85,540	13,423

Liabilities
Accounts payable and accrued liabilities	14,363	18,352	2,880
Customer deposits and deferred revenue	5,991	6,050	949
Operating lease liabilities	2,068	2,619	411
Others	2,629	3,571	561

Total current third-party liabilities	25,051	30,592	4,801

Operating lease liabilities	4,376	5,253	824
Others	1,143	1,033	162

Total non-current third-party liabilities	5,519	6,286	986

Amounts due to the Company and its non-VIE subsidiaries, net	19,592	28,632	4,493

Total	50,162	65,510	10,280

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(In millions)
Total revenues	51,988	52,666	61,380	9,632
Net (loss) income	(2,950)	2,091	(220)	(35)
Net cash provided by operating activities	1,649	4,616	4,121	647
Net cash used in investing activities	(4,829)	(8,382)	(7,551)	(1,185)
Net cash provided by financing activities	3,604	3,859	3,999	628
As of December 31, 2021 there was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs, other than aforementioned in the equity pledge agreements and collateralization of a VIE’s office building or restricted cash as described in Note 12. The amount of the net assets of the VIEs was RMB20.0 billion (US$3.1 billion) as of December 31, 2021. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Company in normal course of business. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented.
Basis of Presentation
The consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
Effective on March 1, 2021, each share of Class A ordinary shares, Class B ordinary shares and preferred shares of a par value of US$0.00005 each in the share capital of the Company (including authorized issued and unissued Class A ordinary shares, Class B ordinary shares and preferred shares)
was sub-divided into
80 shares of a par value of US$0.000000625 each (the “Share Subdivision”). Following the Share Subdivision, the authorized share capital of the Company will be US$43,520 divided into 66,000,000,000 Class A ordinary shares of a par value of US$0.000000625 each, 2,832,000,000 Class B ordinary shares of a par value of US$0.000000625 each and 800,000,000 preferred shares of a par value of US$0.000000625 each. The number of issued and unissued Class A ordinary shares, Class B ordinary shares and preferred shares as disclosed elsewhere in the consolidated financial statements are presented on a basis after taking into account the effects of the Share Subdivision and have been retrospectively adjusted, where applicable. Simultaneously with the Share Subdivision, the change in ratio of the Company’s ADS to Class A ordinary share (the “ADS Ratio Change”) also became effective. Following the ADS Ratio Change, each ADS now represents eight Class A ordinary shares. Previously, ten ADSs represented one Class A ordinary share. Given that the ADS Ratio Change was exactly proportionate to the Share Subdivision, no new ADSs were issued to any ADS holder and the total number of the Company’s outstanding ADSs remains unchanged immediately after the Share Subdivision and the ADS Ratio Change became effective.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and subsidiaries of the VIEs. All inter-company transactions and balances between the Company, its subsidiaries, VIEs and subsidiaries of the VIEs are eliminated upon consolidation. The Company included the results of operations of the acquired businesses from their respective dates of acquisition.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Comparative Information
Certain items in the financial information of the VIEs and VIEs’ subsidiaries have been adjusted to conform with the current year’s presentation to facilitate comparison.
Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the standalone selling prices of performance obligations and amounts of variable considerations of revenue contracts, the allowance for credit losses of accounts receivable, contract assets, receivables from online payment agencies, amounts due from related parties and debt securities, fair values of certain debt and equity investments, future viewership consumption patterns and useful lives of licensed copyrights and produced content, future revenues generated by the broadcasting and sublicensing rights of content assets (licensed and produced), ultimate revenue of produced content predominantly monetized on its own, fair values of licensed copyrights and produced contents monetized as a film group or individually, fair value of nonmonetary content exchanges, the useful lives of our property and equipment, impairment of long-lived assets, long-term investments and goodwill, the purchase price allocation and fair value of pre-existing
equity interests, noncontrolling interests and redeemable noncontrolling interests with respect to business combinations, deferred tax valuation allowance, the fair value of share-based awards and estimated forfeitures for share-based awards among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.
Change in Accounting Estimate
In 2021, the Company reviewed and revised the estimated useful life of its servers from four years to five years. As a result of these revisions, depreciation expense decreased by RMB982 million (US$154 million), net income increased by RMB814 million (US$128 million), and basic and diluted net earnings per Class A and Class B ordinary share increased by RMB0.28 (US$0.04) and RMB0.28 (US$0.04), respectively, for the year ended December 31, 2021.
Currency Translation for Financial Statements Presentation
Translations of amounts from RMB into US dollar $ (USD) for the convenience of the reader have been calculated at the exchange rate of RMB6.3726 per US$1.00 on December
30
, 2021, the last business day in fiscal year 2021, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.
Foreign Currency
The Company’s functional currency is the US$. The Company’s subsidiaries, VIEs and subsidiaries of the VIEs determine their functional currencies based on the criteria of ASC Topic 830,
Foreign Currency Matters
. The Company uses the RMB as its reporting currency. The Company uses the exchange rate as of the balance sheet date to translate its assets and liabilities and the average daily exchange rate for each month to translate its income and expense items to reporting currency. Any translation gains (losses) are recorded in other

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

comprehensive (loss) income. Transactions denominated in foreign currencies are measured and recorded into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies other than functional currency are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings as a component of “Other (loss) income, net.”
Segment Reporting
As of December 31, 2020 and 2021, the Company had two reportable segments, Baidu Core and iQIYI. Baidu Core mainly provides search-based, feed-based and other online marketing services, as well as products and services from its new AI initiatives. iQIYI is an online entertainment service provider that offers original, professionally produced and partner-generated content on its platform. In early April 2018, iQIYI completed its initial public offering (“IPO”) on the Nasdaq Global Market.

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
In a business combination achieved in stages, the Company remeasures its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement
gain or loss, if any, is recognized in “Others, net” in the consolidated statements of comprehensive (loss) income.
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents
Cash and cash equivalents primarily consist of cash, money market funds, investments in interest bearing demand deposit accounts, time deposits and highly liquid investments with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value.
Restricted cash
Restricted cash mainly represents amounts deposited and held in escrow for the
acquisition of YY
live
which has not been closed yet and cash pledged for short-term facilities.
Accounts Receivable and Contract Assets, net
Accounts receivable and contract assets are recognized and carried at the original invoiced amount less an allowance for credit losses. The Company maintains an allowance for credit losses in accordance with ASC Topic 326,
Credit Losses
(“ASC 326”) and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance is classified as “Selling, general and administrative” in the consolidated statements of comprehensive (loss) income. The Company assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances and contract assets balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers.
Receivables from Online Payment Agencies, net
Receivables from online payment agencies are funds due from the third-party online payment service providers for clearing transactions. Funds were paid or deposited by customers or users through these online payment agencies for services provided by the Company. The Company considers and monitors the credit worthiness of the third-party payment service providers and recognizes credit losses based on ongoing credit evaluations. Receivable balances are written off when they are deemed uncollectible. The balances are included in “Other current assets, net” on the consolidated balance sheets. As of December 31, 2020 and 2021, no allowance for credit losses was provided for the receivables from online payment agencies.
Investments
Short-term
investments
All highly liquid investments with original maturities less than twelve months are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments.
The Company accounts for short-term debt investments in accordance with ASC Topic 320,
Investments – Debt Securitie
s (“ASC 320”)
.
The Company classifies the short-term investments in debt securities as

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

held-to-maturity,
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
Debt investments not classified as trading or as
held-to-maturity
are classified as
available-for-sale
debt securities, which are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive income (loss)” on the consolidated balance sheets.

The allowance for credit losses of the
held-to-maturity
debt securities reflects the Company’s estimated expected losses over the contractual lives of the held-to-maturity
debt securities and is charged to “Others, net” in the consolidated statements of comprehensive (loss) income. Estimated allowance for credit losses is determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2020 and 2021, the allowance for credit losses provided for the held-to-maturity
debt securities held by the Company was
285 million and 338 million (US$53 million), respectively.
Long-term investments
The Company’s long-term investments consist of equity method investments, equity investments with readily determinable fair value, equity investments without readily determinable fair value, equity investments in private equity funds,
other investments accounted for at fair value,
held-to-maturity
debt investments and
available-for-sale
debt investments.
Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323,
Investments-Equity Method and Joint Ventures
(“ASC 323”). Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. The Company subsequently adjusts the carrying amount of its investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment and its share of each equity investee’s movement in accumulated other comprehensive income or loss is recognize in other comprehensive (loss) income. When calculating its proportionate share of each equity investee’s net income or loss, the Group adjusts the net income or loss of equity investee to include accretion of preferred stock that is classified in temporary equity in the investee’s financial statements, into earnings. The Company will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When the Company has other investments in its equity-method investee and is not required to advance additional funds to that investee, the Company would continue to report its share of equity method losses in its consolidated statements of comprehensive (loss) income after its equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of the Company’s other investments in the investee. Such losses are first applied

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference. The Company adopted a one-quarter
lag in reporting for its share of equity income/(loss) in majority of its equity method investees.
The Company evaluates its equity method investments for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Company when determining whether an investment has been other-than-temporarily-impaired, include, but are not limited to, the length of the time and the extent to which the market value has been less than cost, the financial condition
and near-term
prospects
of the investee, and the Company’s intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary and is allocated to the individual net assets underlying equity method investments in the following order: 1) reduce any equity method goodwill to zero; 2) reduce the individual basis differences related to the investee’s long-lived assets pro rata based on their amounts relative to the overall basis difference at the impairment date; and 3) reduce the individual basis difference of the investee’s remaining assets in a systematic and rational manner.
For equity
i
nvestments in private equity funds, over which the Company does not have the ability to exercise significant influence, are measured using the net asset value per share based on the practical expedient in ASC Topic 820,
Fair Value Measurements and Disclosures
(“ASC 820”) (“NAV practical expedient”).
For equity securities without readily determinable fair value and do not qualify for the NAV practical expedient, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by the Company; and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in “Others, net” in the consolidated statements of comprehensive (loss) income.
For equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired. For equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.
In accordance with ASC Subtopic
946-320,
Financial Services—Investment Companies, Investments—Debt and Equity Securities
(“ASC
946-320”)
,
the Company accounts for long-term equity investments in unlisted companies held by consolidated investment companies at fair value. These investments were initially recorded at their transaction price net of transaction costs, if any. Fair values
of these investments are
re-measured
at each reporting date in accordance with ASC 820.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Investments that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity
investments and stated at amortized cost less allowance for credit losses.
Available-for-sale
debt investments are convertible debt instruments issued by private companies and investments in preferred shares that are redeemable at the Company’s option, which are measured at fair value. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive (loss) income.
Adoption of ASU 2020-01
In January 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-01,
Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)
(“ASU 2020-01”), which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC Topic 825,
Financial Instruments
. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. The Company adopted this guidance on January 1, 2021 with no material impact on its audited consolidated financial statements.
Fair Value Measurements of Financial Instruments
Financial instruments are in the form of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from and due to related parties, other receivables, long-term investments, short-term loans, accounts payable and accrued liabilities, customer deposits, derivative instruments, notes payable, convertible senior notes and long-term loans. Except for the current portion of long-term loans and notes payables, the carrying values of the aforementioned financial instruments included in current assets and liabilities approximate their respective fair values because of their general short maturities. The carrying amounts of long-term loans approximate fair values as the related interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The fair value of long-term investments, notes payable and convertible senior notes that are not reported at fair value are disclosed in Note 25.
Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Office building	– 43 to 45 years
Office building related facility, machinery and equipment	– 10 to 15 years
Computer equipment	– 3 to 5 years
Office equipment	– 3 to 5 years
Vehicles	– 5 years
Leasehold improvements	– over the shorter of lease terms or estimated useful lives of the assets

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Fixed assets have no estimated residual value except for the office building and its related facility, machinery and equipment, which mainly have an estimated residual value of 4% of the cost.
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
Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest costs capitalized for the years ended December 31, 2019, 2020 and 2021 were insignificant.
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
Cash paid for content, which includes both licensed copyrights and produced content, is RMB19.3 billion (US$3.0 billion) for the year ended December 31, 2021.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Produced Content, net
The Company produces original content
in-house
and collaborates with external parties. Produced content primarily consists of films, episodic series, variety shows and animations. The costs incurred in the physical production of original content include direct production costs, production overhead and acquisition costs. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred. Participation costs are accrued using the individual-film-forecast-computation method, which recognizes the costs in the same ratio as the associated ultimate revenue. Production costs for original content that are predominantly monetized in a film group are capitalized. Production costs for original content predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenues expected to be earned (“ultimate revenue”); otherwise, they are expensed as cost of revenues. Ultimate revenue estimates include revenue expected to be earned from all sources, including exhibition, licensing, or exploitation of produced content if the Company has demonstrated a history of earning such revenue. The Company estimates ultimate revenue to be earned during the estimated useful lives of produced content based on anticipated release patterns and historical results of similar produced content, which are identified based on various factors, including cast and crew, target audience and popularity. The capitalized production costs are reported separately as noncurrent assets with caption of “Produced content, net” on the consolidated balance sheets.
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
Impairment of licensed copyrights and produced contents
The Company’s business model is mainly subscription and advertising based, as such the majority of the Company’s content assets (licensed copyrights and produced content) are predominantly monetized with other content assets, whereas a smaller portion of the Company’s content assets are predominantly monetized at a specific title level such as variety shows and investments in a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Because the identifiable cash flows related to content launched on the Company’s Mainland China platform are largely independent of the cash flows of other content launched on the Company’s overseas platform, the Company has identified two separate film groups. The Company reviews its film groups and individual content for impairment when there are events or changes in circumstances that indicate the fair value of a film group or individual content may be less than its unamortized costs. Examples of such events or changes in circumstances include, a significant adverse change in technological, regulatory, legal, economic, or social factors that could affect the fair value of the film group or the public’s perception of a film or the availability of a film for future showings, a significant decrease in the number of subscribers or forecasted subscribers, or the loss of a major distributor, a change in the predominant monetization strategy of a film that is currently monetized on its own, actual costs substantially in excess of budgeted costs, substantial delays in completion or release schedules, or actual performance subsequent to release failing to meet expectations set before release such as a significant decrease in the amount of ultimate revenue expected to be recognized.
When such events or changes in circumstances are identified, the Company assesses whether the fair value of an individual content (or film group) is less than its unamortized film costs, determines the fair value of an individual content (or film group) and recognizes an impairment charge for the amount by which the unamortized

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
Impact of
COVID-19
The
COVID-19
pandemic continues to evolve. There are still uncertainties of
COVID-19’s
future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of
COVID-19,
possibility of Delta and Omicron outbreak, the development and progress of distribution of
COVID-19
vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of
COVID-19,
the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition especially for small and medium enterprises (“SMEs”) , almost all of which are beyond the Company’s control. As a result, certain of the Company’s estimates and assumptions, including the allowance for credit losses, the valuation of certain debt and equity investments, long-term investments, content assets and long-lived assets subject to impairment assessments require significant judgments and involve a higher degree of variability and volatility that could result in material changes to the Company’s current estimates in future periods.
Goodwill and Intangible Assets
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Company assesses goodwill for impairment in accordance with ASC Subtopic
350-20,
Intangibles—Goodwill and Other: Goodwill
(“ASC
350-20”),
which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC
350-20.
As of December 31, 2020, the Company has two reporting units, consisting of Baidu Core and iQIYI. In the
fourth
quarter of 2021, the Company changed its reporting units to Baidu Core excluding Smart Living Group (“SLG”), SLG and iQIYI, as the discrete financial information of SLG is available and segment management begins to regularly review operating results of SLG. The goodwill was reassigned to the reporting units affected using a relative fair value allocation approach.
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

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

The Company performed qualitative assessments for the reporting unit of Baidu Core in 2020 and Baidu Core excluding SLG and SLG in 2021. Based on the requirements of ASC
350-20,
the Company evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Company. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not
the fair value was less than the carrying amount of Baidu Core excluding SLG and SLG, and further impairment testing on goodwill was unnecessary as of December 31, 2020 and 2021.

The Company elected to choose to bypass the qualitative assessment and proceed directly to perform quantitative test for the reporting unit of iQIYI. Subsequent to iQIYI’s IPO, the Company primarily considered the quoted market price of iQIYI’s share to determine the fair value of the reporting unit. As of December 31, 2020 and 2021, the fair value of iQIYI exceeded its carrying amount, therefore, goodwill related to the iQIYI reporting unit was not impaired and the Company was not required to perform further testing.
On disposal of a portion of reporting unit that constitutes a business, the attributable amount of goodwill is included in the determination of the amount of gain or loss recognized upon disposal. When the Group disposes of a business within the reporting unit, the amount of goodwill disposed is measured on the basis of the relative fair value of the business disposed and the portion of the reporting unit retained. This relative fair value approach is not used when the business to be disposed was not integrated into the reporting unit after its acquisition, in which case the current carrying amount of the acquired goodwill should be included in the carrying amount of the business to be disposed.
Intangible assets
Intangible assets with finite lives are carried at cost less accumulated amortization. All intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives.
Intangible assets have weighted average useful lives from the date of purchase as follows:

Trademarks	– 11 years
Technology	– 5 years
Intellectual property right	– 8 years
Online literature	– 8 years
Others	– 13 years
Intangible assets with indefinite useful life are not amortized and are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic
350-30,
Intangibles-Goodwill and Other: General Intangibles Other than Goodwill
(“ASC
350-30”).
Impairment of Long-Lived Assets Other Than Goodwill
The Company evaluates long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives other than licensed copyrights and produced content, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC Topic 360,
Property, Plant and Equipment
. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values and the impairment loss, if any, is recognized in “Cost of revenues” in the consolidated statements of comprehensive (loss) income. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheets.
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
Revenue Recognition
Revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Revenue is recorded net of valued added taxes (“VAT”).
The Company’s revenue recognition policies are as follows:
Performance-based online marketing services
Cost-per-click
(“CPC”)
The Company’s auction-based pay-for-performance (“P4P”) platform enables customers to bid for priority placement of paid sponsored links and reach users who search for information related to their products or services. P4P online marketing customers can choose from search-based and feed-based online marketing services, and select criteria for their inventory purchase, such as daily spending limit and user profile targeted, including, but not limited to, users from specific regions in China and users online during specific time period. Revenue is recognized when all of the revenue recognition criteria are met, which is generally when a user clicks on one of the customer-sponsored links or feed-based marketing.
Other performance-based online marketing services
To the extent the Company provides online marketing services based on performance criteria other than cost-per-click,
such as the number of downloads (and user registration) of mobile apps and the pre-determined

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
Baidu Union online marketing services
Baidu Union is a program through which the Company expands distribution of its customers’ sponsored links or advertisements by leveraging the traffic of Baidu Union partners’ online properties. The Company acquires traffic from Baidu Union partners and is responsible for service fulfillment, pricing and bearing inventory risks. The services which the Company provided to customers through Baidu Union partners’ online properties include CPC, other performance-based online marketing services and online display advertising services. These services are provided in the same way to customers as those through Baidu’s own platforms or properties. As principal, the Company recognizes revenue from Baidu Union on a gross basis. Payments made to Baidu Union partners are recorded as traffic acquisition costs, which are included in “Cost of revenues” in the consolidated statements of comprehensive (loss) income.
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

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Audio, and accelerated downloads and others, or personal cloud services. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as “Customer deposits and deferred revenue” and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from subscribing members for on-demand
content purchases and early access to premium content. The Company is the principal in its relationships where partners, including consumer electronics manufacturers (TVs and cell phones), mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as the Company retains control over its service delivery to its subscribing members. Typically, payments made to the partners, are recorded as cost of revenues. For the sale of the right to other membership services through strategic cooperation with other parties, the Company recognizes revenue on a net basis when the Company does not control the specified services before they are transferred to the customer.
Content distribution
The Company generates revenues from
sub-licensing
content assets for cash or through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements the Company enters into with the vendors have a specified license period and provide the Company rights to sub-license
these content assets to other parties. The Company enters into a non-exclusive
sub-license
agreement with a
sub-licensee
for a period that falls within the original exclusive license period. For cash sub-licensing
transactions, the Company is entitled to receive the
sub-license
fee under the
sub-licensing
arrangements and does not have any future obligation once it has provided the underlying content to the sub-licensee
(which is provided at or before the beginning of the
sub-license
period). The
sub-licensing
of content assets represents a license of functional intellectual property which grants a right to use the Company’s content assets, and is recognized at the point in time when the content asset is made available for the customer’s use and benefit.
The Company also enters into nonmonetary transactions to exchange online broadcasting rights of content assets with other online video broadcasting companies from time to time. The exchanged content assets provide rights for each party to broadcast the content assets received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. The Company accounts for these nonmonetary exchanges based on the fair value of the asset received. Barter sublicensing revenues are recognized in accordance with the same revenue recognition criteria above. The Company estimates the fair value of the content assets received using a market approach based on various factors, including the purchase price of similar non-exclusive
and/or exclusive contents, broadcasting schedule, cast and crew, theme, popularity, and box office. The transaction price of barter transaction revenues is calculated on the individual content asset basis. For a significant barter sublicensing transaction, the Company further reviews the fair value by analyzing against the cost of the content assets bartered out and/or engages a third-party valuation firm to assess the reasonableness of its fair value. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive content assets.
Cloud services
The Company provides public cloud services, which include computing database, storage and other services to enterprise and personal customers and allow customers to use hosted software over the contract period without taking possession of the software, generally on either a subscription or consumption basis. Revenue related to public cloud services provided on a subscription basis is recognized ratably over the contract period. Revenue related to public cloud services provided on a consumption basis, such as the amount of storage used in a period, is recognized based on the customer utilization of such resources.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

The Company provides software licensing to customers. Software licensing revenues are recognized when earned in accordance with the terms of the underlying agreement. Generally, revenue is recognized at a point in time when the intellectual property is made available for the customer’s use and benefit.
The Company provides cloud solutions for customers in specific industries, such as smart transportation, finance, manufacturing, energy, telecom and media. Revenue related to proprietary cloud services and solutions, which mainly include hardware, software licensing and installation service, is recognized over time if one of the following criteria is met: (i) the customer simultaneously receives and consumes the benefits as the Company performs; (ii) the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (iii) the asset delivered has no alternative use and the Company has an enforceable right to payment for performance completed to date. Otherwise, revenue is recognized at a point in time when a customer obtains control of a promised asset or service and the Company satisfies its performance obligation.
The Company also provides accelerated downloads and others, or personal cloud services mentioned in the “membership services”.
Sales of hardware
The Company mainly sells Xiaodu smart device hardware products via third party agents or directly to end customers. Revenue from the sales of hardware is recognized when control of the goods is transferred to customers, which generally occurs when the products are delivered and accepted by the customers. Revenue is recorded net of sales incentives and return allowance.
Other revenue recognition related policies
For arrangements that include multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and displayed at different times, proprietary cloud services, which mainly include hardware, software licensing and installation service, the Company would evaluate all of the performance obligations in the arrangement to determine whether each performance obligation is distinct. For comprehensive smart transportation solutions (“Solutions”) arrangements, the Company provides a significant integration service and the components are not distinct within the context of the contract because the Company provides a significant level of integration over the solutions and accounted for as one performance obligation. Consideration is allocated to each performance obligation based on its standalone selling price at contract inception. The Company generally determines standalone selling prices based on the prices charged to customers on a standalone basis or estimates it using an expected cost plus margin approach. If a promised good or service does not meet the criteria to be considered distinct, it is combined with other promised goods or services until a distinct bundle of goods or services exists.
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
Contract
 liabilities were mainly related to fees for membership services to be provided over the membership period, which were presented as “Customer deposits and deferred revenue” on the consolidated balance sheets. Balances of contract liabilities were RMB6.7 billion and RMB6.3 billion (US$1.0 billion) as of December 31,

2020
and December
31
,
2021
, respectively. Revenue recognized for the year ended December
31
,
2021
that was included in contract liabilities as of January
1
,
2021
was RMB
4.7
 billion (US$

 million).

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Contract
assets mainly represent unbilled amounts related to the Company’s rights to consideration for advertising services and cloud services delivered and are included in “Other current assets, net” on the consolidated balance sheets. As of December 31, 2020 and 2021, contract assets were RMB1.8 billion and RMB2.9 billion (US$462 million), net of an allowance for credit losses of RMB27 million and RMB85 million (US$13 million), respectively. The increase in the balance of contract assets was primarily due to more outstanding cloud service
contracts as of December 31, 2021 compared to the prior year for which the Group had commenced to provide but had not completed all specified services in the contract, which corresponds to when the Group has the right to bill its customers.
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
Advertising and Promotional Expenses
Advertising and promotional expenses, including advertisements through various forms of media and kinds of marketing and promotional activities, are included in “Selling, general and administrative” in the consolidated statements of comprehensive (loss) income and are expensed when incurred. Advertising and promotional expenses for the years ended December 31, 2019, 2020 and 2021 were RMB10.5 billion, RMB8.4 billion and RMB12.2 billion (US$1.9 billion), respectively.
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
350-40,
Intangibles-Goodwill and Other,
Internal-Use
Software
; and (ii) costs incurred to develop software to be sold/licensed or embedded in its products sold to customers, which are capitalized once technology feasibility is established, which is when a completed detail program design of the product is available in accordance with ASC
950-20,
Costs of Software to be Sold, Leased or Marketed
. Capitalized software development costs have not been material for the periods presented.
Government Subsidies
Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

governments. For certain government subsidies, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies of non-operating
nature with no further conditions to be met are recorded as
non-operating
income in “Others, net” in the consolidated statements of comprehensive (loss) income when received. The government subsidies with certain operating conditions are recorded as “Deferred income” when received and is recognized as income in “Others, net” or as a reduction of specific operating costs and expenses when the conditions are met for which the grants are intended to compensate. If the government subsidies are related to an asset, it is recognized as a deduction of the carrying amount of the asset when the conditions are met and then recognized ratably over the expected useful life of the related asset as a reduction to the related amortization or depreciation in the consolidated statements of comprehensive (loss) income.
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
The Company applies the provisions of ASC Topic 740,
Income Taxes
(“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive (loss) income. The Company does not expect the amount of unrecognized tax benefits to increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2016 – 2021 remain open to examination by the respective tax authorities. The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
(“ASC 260”), using the two-class method. Under the provisions of ASC 260, basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation. The Company’s outstanding Class A and Class B ordinary shares were retroactively adjusted for the Share Subdivision as disclosed in Notes 1 and 21. The Company adjusts for the accretion of the redeemable noncontrolling interests in the calculation of income available to ordinary shareholders of the Company used in the earnings per share calculation.
Diluted earnings per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities such as share options, restricted shares and convertible senior notes have been excluded from the computation of diluted net earnings per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options, restricted shares subject to forfeiture, and contracts that may be settled in the Company’s stock or cash. The dilutive effect of outstanding share options, restricted shares is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted earnings per Class A ordinary share assumes the conversion of Class B ordinary shares to Class A ordinary shares, while diluted earnings per Class B ordinary share does not assume the conversion of such shares. The Company adjusts for the securities issued by subsidiaries and equity method investees in the calculation of income available to ordinary shareholders of the Company used in the diluted earnings per share calculation.
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

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Treasury stock
The Company accounts for treasury stock using the cost method. Under this method, the cost incurred to purchase the shares is recorded in “Treasury stock” on the consolidated balance sheets. At retirement of the treasury stock, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury stock over the aggregate par value is charged to retained earnings.
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
Concentration of Risks
Concentration of credit risk
Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, debt securities, accounts receivable, contract assets, receivables from online payment agencies and amounts due from related parties. The carrying amounts of these assets represent the Company’s maximum exposure to credit risk. As of December 31, 2021, the Company has RMB198.8 billion (US$31.2 billion) in cash and cash equivalents, restricted cash, and debt investments, which is held by financial institutions in the PRC and international financial institutions outside of the PRC. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and cash equivalents, restricted cash and debt investments back in full. The Company continues to monitor the financial strength of the financial institutions, 91% and 9% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. The Company’s total cash and cash equivalents, restricted cash, and debt investments held at two financial institutions in the PRC exceeded 10%, representing 23% and 20% of the Company’s total cash and cash equivalents, restricted cash, and debt investments as of December 31, 2021, respectively.
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
Accounts receivable, contract assets and receivables from online payment agencies are typically unsecured and derived from revenue earned from customers and agencies in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. The Company maintains an allowance for credit losses and actual losses have generally been within management’s expectations. As of December 31, 2021, the Group had no single customer with a balance exceeding 10% of the total accounts receivable, contract assets
 and
receivables from online payment agencies.
No customer or any Baidu Union partner generated greater than 10% of total revenues during the years presented.
Amounts due from related parties are typically unsecured. In evaluating the collectability of the amounts due from related parties, the Company considers many factors, including the related parties’ repayment history and their credit-worthiness. The Company maintains reserves for estimated credit losses and these losses have generally been within its expectations.
Business and economic risks
The Company participates in the dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations and cash flows: changes in the overall demand for services and products; changes in business offerings; competitive pressures due to existing and new entrants; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; cybersecurity regulations; brand maintenance and enhancement; risks associated with the Group’s ability to anticipate user preferences and provide high-quality content in a cost-effective manner; risks associated with the Company’s ability to attract and retain employees necessary to support its growth and risks related to outbreaks of epidemics, such as
COVID-19.
The Company’s operations could be adversely affected by significant political, economic and social uncertainties, epidemic and trade war disruptions in the PRC.
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
Foreign currency exchange rate risk
The functional currency and the reporting currency of the Company are the USD and the RMB, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents,

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

restricted cash, short-term investments, long-term investments, accounts and notes payable and convertible senior notes denominated in the USD. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to the USD, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against USD. The depreciation of the USD against the RMB was approximately 2.34% in 2021. Most of the revenues and costs of the Company are denominated in RMB, while a portion of cash and cash equivalents, restricted cash, short-term investments, long-term investments, notes payable and convertible senior notes are denominated in the USD. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Any significant fluctuation of the valuation of RMB may materially affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in USD.
Derivative Instruments
ASC Topic 815,
Derivatives and Hedging
(“ASC 815”) requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in other comprehensive (loss) income depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in earnings.
Recent Accounting Pronouncements
In August 2020, the FASB issued ASU
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
(EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted
method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Group’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Group has preliminary assessed the impact of ASU
2020-06
adoption on the Group’s consolidated financial statements, including but not limited to the accounting for convertible senior notes. The Company will adopt ASU
2020-06
on January 1, 2022, using a modified retrospective transition method, which will result in a cumulative-effect adjustment to decrease the opening balance of additional paid-in capital and noncontrolling
interests
on January 1, 2022 by RMB738 million (US$116 million) and RMB309 million (US$48 million) respectively, and increase the opening balance of accumulated retained earnings and
convertible senior notes on January 1, 2022 by
RMB398 million (US$62 million) and
RMB636 million (US$100 million), with remaining impact shown in accumulated other comprehensive income.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

3.	BUSINESS COMBINATIONS
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
Business combinations in 2020:
During the year ended December 31, 2020, the Company completed several business combinations, total purchase consideration in aggregate was RMB3.5 billion, among which RMB4.0 billion was allocated to goodwill. The Company expects to achieve significant synergies from such acquisitions which it plans to complement its existing businesses. The acquired entities were considered insignificant, both individually and in aggregate. Results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since the acquisition date.

RMB
(In millions)
Purchase consideration	3,499

Net assets acquired, excluding intangible assets and the related deferred tax liabilities	1,515
Intangible assets, net	1,116
Deferred tax liabilities	(229)
Pre-existing equity interests and debt investment	(2,103)
Noncontrolling interests	(798)
Goodwill	3,998

3,499

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

The Company’s
pre-existing
equity interests in the acquired entities were remeasured to fair value at the acquisition date. For the year ended December 31, 2020, the Company recognized a net re-measurement
gain of RMB123 million in “Others, net” in the consolidated statement of comprehensive (loss) income.
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
Business combinations in 2021:
During the year ended December 31, 2021, the Company completed several business combinations, total purchase consideration in aggregate was RMB326 million (US$51 million), among which RMB357 million (US$56 million) was allocated to goodwill. The Company expects to achieve significant synergies from such acquisitions which it plans to complement its existing businesses. The acquired entities were considered insignificant, both individually and in aggregate. Results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since the acquisition date.
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
The Company entered into definitive agreements with JOYY Inc. (“JOYY”) and certain of its affiliates, to acquire YY Live on November 16, 2020, and subsequently amended the share purchase agreement (“SPA”) on February 7, 2021. Pursuant to the SPA, the closing of this acquisition is subject to certain conditions, including, among others, obtaining necessary regulatory approvals from governmental authorities.
The Company has not obtained the necessary regulatory approvals with respect to this acquisition from government authorities as of the date of this annual report and there is no assurance that they will be ultimately obtained. Accordingly, the Company believes the closing has not occurred, which is further evidenced by mutual agreement from both JOYY and the Company on multiple occasions since November 16, 2020 to extend the long stop date, which is the closing deadline of the proposed transaction. Therefore, the Company has not consolidated YY Live as of December 31, 2021. The Company and JOYY have currently extended the long stop date to March 31, 2022. This date may be further extended through mutual agreement of both parties if the approval has not been obtained by then.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

As of December 31, 2021, the Company has made aggregate prepayments of
US$1.9
billion to JOYY, after considering working capita
l
adjustment of US$0.1 billion, which were recorded as “Other non-current assets” on the consolidated balance sheet; and deposited an aggregate of US$1.6 billion into several escrow accounts, in accordance with the terms set forth in the share purchase agreement that was recorded as “Restricted cash” on the consolidated balance sheet.
The Company has assessed the recoverability of such Other non-current assets as of December 31, 2021 and believes that such amounts are recoverable, either in the form of the YY Live business if the acquisition is ultimately closed, or by way of return of the prepayment and release of the escrowed amounts should the proposed transaction ultimately be terminated and unwound.

4 .	INVESTMENTS
Short-term Investments
As of December 31, 2020 and 2021, the Company’s short-term investments comprised of only debt securities. Short-term held-to-maturity
securities were mainly deposits in commercial banks with maturities less than one year and wealth management products issued by commercial banks and other financial institutions for which the Company has the positive intent and ability to hold those securities to maturity. The short-term available-for-sale
securities include wealth management products issued by commercial banks and other financial institutions which are not classified as trading securities or as held-to-maturity
securities.
During

the years ended December
31
,
2019
,
2020
and
2021
, the Company recorded interest income from its short-term investments of RMB
5.4
 billion, RMB
4.7
 billion and RMB
4.5
 billion (US$
701
 million) in the consolidated statements of comprehensive (loss) income, respectively.
Short-term investments classification as of December 31, 2020 and 2021 were shown as below:

	As of December 31, 2020
	Cost or Amortized cost less allowance for credit losses	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB
	(In millions)
Held-to-maturity debt investments	123,537	595	—	—	—	124,132
Available-for-sale debt investments	2,862	—	—	3	—	2,865

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	As of December 31, 2021
	Cost or Amortized cost less allowance for credit losses	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(In millions)
Held-to-maturity debt investments	140,686	898	—	—	—	141,584	22,218
Available-for-sale debt investments	2,547	—	—	10	—	2,557	401
Long-term Investments
The following table sets forth a breakdown of the categories of long-term investments held by the Company as of the dates indicated:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(In millions)

Equity investments at fair value with readily determinable fair value	12,978	16,375	2,570
Equity investments without readily determinable fair value (i)	24,603	11,745	1,843
Available-for-sale debt investments	2,607	2,262	355
Equity method investments	24,067	24,808	3,893
Investments accounted for at fair value	2,238	4,228	663
Long-term held-to-maturity investments	9,740	7,914	1,242
Total long-term investments	76,233	67,332	10,566

(i)
The total carrying value of equity investments without readily determinable fair value using NAV practical expedient was RMB957 million

(US$150 million) for the year ended December 31, 2021. The total carrying value of equity investments without readily determinable fair value using measurement alternative was RMB10,788
m
illion

(US$1,693

m
illion) for the year ended December 31, 2021.

Equity investments at fair value with readily determinable fair value
Equity investments at fair value with readily determinable fair value represent investments in the equity securities of publicly listed companies, for which the Company does not have significant influence.
In

2017
, the Company acquired equity interests in China United Network Communication Limited (“China Unicom”), a listed telecommunications company in China for cash consideration of RMB
7.0
 billion. The China Unicom investment was held by a
non-wholly-owned
subsidiary of the Company. In
2020
, the China Unicom investment was accounted for as an equity investment with readily determinable fair value and the Company partially disposed its investment in China Unicom for RMB
2.7
 billion.
Equity investments without readily determinable fair value
The Company accounted for private equity funds of which the Company does not have the ability to exercise significant influence using NAV practical expedient in accordance with ASC 820. For equity investments

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

without readily determinable fair value
and
do not qualify for the NAV practical expedient, the Company
elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any in accordance with ASC 321.
Impairment charges recognized on equity investments without readily determinable fair value were
RMB778 million, RMB2,310
m
illion and RMB4,259
m
illion (US$668 million)

for the years ended December 31, 2019, 2020 and 2021, respectively.
The total carrying value of equity investments without readily determinable fair value that do not qualify for NAV practical expedient held as of December 31, 2020 and 2021 were as follows:

	As of December 31, 2020	As of December 31, 2021	As of December 31, 2021
	RMB	RMB	US$
	(In millions)
Initial cost basis	19,725	13,016	2,042
Cumulative unrealized gains	8,113	3,910	614
Cumulative unrealized losses (including impairment)	(3,235)	(6,138)	(963)

Total carrying value	24,603	10,788	1,693

Total unrealized and realized gains and losses of equity securities without readily determinable fair values that do not qualify for NAV practical expedient for the years ended December 31, 2019, 2020 and 2021 were as follows:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(In millions)
Gross unrealized gains	1,447	4,396	1,062	167
Gross unrealized losses (including impairment) (i)	(1,641)	(2,679)	(4,424)	(694)

Net unrealized (losses) gains on equity securities held	(194)	1,717	(3,362)	(527)
Net realized gains on equity securities sold	211	266	—	—

Total net gains (losses) recognized	17	1,983	(3,362)	(527)

(i)
Gross unrealized losses (downward adjustments excluding impairment) were RMB863 million, RMB378 million and RMB165 million (US$26 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

Equity method investments
The carrying amounts of the Company’s equity method investments were RMB24.1 billion and RMB24.8 billion (US$3.9 billion) as of December 31, 2020 and 2021, respectively. For the years ended December 31, 2019, 2020 and 2021, the impairment recognized for equity method investments were RMB9.2 billion, RMB297 million and RMB57 million (US$9 million), respectively.
Equity Investment in Trip.com International, Ltd. (“Trip”) (formally known as Ctrip)
As of December 31, 2018, the Company held approximately 19% of Trip’s outstanding shares. The Company was considered to have significant influence over Trip and accounts for such investment as an equity method investment in accordance with ASC 323.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

During 2019, the market value of Trip had significantly declined and remained below the carrying value of the investment for a prolonged period of time. Therefore, the Company concluded that the decline in market value of the investment in Trip was other-than-temporary as of September 30, 2019 and an impairment charge of RMB8.9 billion was recorded in
the
third quarter of 2019. The Company made a corresponding RMB
8.9 billion downward adjustment to the equity method goodwill arising from its acquisition of the Trip investment.
In October 2019, the Company disposed an aggregate of
36
 million American Depositary Shares of Trip for cash consideration of US$
988
 million and recognized a disposal loss of RMB
43
 million in the year ended December 31, 2019.
After the partial disposal of the investment in Trip the Company held approximately 12% equity interest in Trip, and the Company can actively participate in the operating and financing policies of Trip through its two seats on Trip’s board of directors with a total of nine members. Accordingly, the Company continues to have significant influence over Trip and accounts for its remaining investment as an equity method investment in accordance with ASC 323. As of December 31, 2021, the Company’s investments in Trip had a fair value of RMB10.9 billion
 (US$1.7 billion),
 based on the closing share price.

The following tables set forth the summarized financial information of Trip:

	As of September 30, (i)
	2020	2021	2021
	RMB	RMB	US$
	(In millions)
Current assets	65,782	76,596	12,020
Non-current assets	132,417	124,268	19,500
Current liabilities	61,360	73,517	11,536
Non-current liabilities	36,558	16,418	2,576
Noncontrolling interests	1,566	924	145

	For the twelve months ended September 30, (i)
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(In millions)
Total revenues	34,958	21,704	20,313	3,188
Gross profit	27,627	16,838	15,916	2,498
Income (loss) from operations	4,271	(827)	(723)	(113)
Net income (loss)	3,764	(2,236)	1,198	188
Net income (loss) attributable to the investees	3,813	(2,243)	1,288	202

(i)	The Company adopted a one-quarter lag in reporting its share of equity income (loss) in Trip.
Equity Investment in Jidu Auto Inc. (“Jidu”)
In January 2021, the Company entered into an agreement with Zhejiang Geely Holding Group (“Geely”) to established Jidu to produce intelligent electric vehicles. The Company hold an equity interest of 52.38%, however, considering the substantive participating rights held by Geely, the Company accounts for its investment as an equity method investment in accordance with ASC 323.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Disposal of financial services business
After finishing a series of legal restructuring and recapitalization of the financial services business (“Du Xiaoman”), the Company retained 41% of Du Xiaoman ’s shares on a fully diluted basis, and accounted as an equity method investment in accordance with ASC 323, as it retained significant influence over Du Xiaoman. The carrying amount of the Du Xiaoman investment in excess of the Company’s proportionate interest in Du Xiaoman was recognized as equity method goodwill of RMB3.5 billion, intangible assets of RMB851 million and related deferred tax liabilities of RMB213 million.
Deconsolidation of one of the Company’s subsidiaries
In December 2019, the Company lost control and therefore deconsolidated one of its subsidiaries. A non-cash
disposal loss of RMB801 million was recognized in “Others, net” in the consolidated statement of comprehensive loss for the year ended December 31, 2019. The Company continued to have significant influence over the entity and accounted for its remaining equity interest in the entity as an equity-method investment in accordance with ASC 323.
As of December 31, 2020 and 2021, in addition to the aforementioned equity method investments, the Company held other equity method investments through its subsidiaries or VIEs and over which had significant influence.

For the year ended December 31, 2021, equity method investments excluding Trip held by the Company in aggregate have met the significance criteria as defined under
Rule 4-08(g) of
Regulation S-X.
Financial information for the Company’s equity method investments other than Trip are summarized as a group as follow:

	As of September 30, (i)
	2020	2021	2021
	RMB	RMB	US$
	(In millions)
Current assets	96,713	125,266	19,657
Non-current assets	15,094	18,512	2,905
Current liabilities	73,842	90,744	14,240
Non-current liabilities	5,545	9,218	1,447
Noncontrolling interests	1,577	1,662	261

	For the twelve months ended September 30, (i)
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(In millions)
Total revenues	12,598	13,981	21,380	3,355
Gross profit	6,247	5,083	7,624	1,196
(Loss) income from operations	(680)	(1,282)	1,238	194
Net (loss) income	(638)	(832)	2,065	324
Net (loss) income attributable to the investees	(933)	(891)	2,040	320

(i)	The Company adopted a one-quarter lag in reporting its share of (loss) income in majority of its equity investees.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Investments accounted for at fair value
Long-term equity investments in unlisted companies held by consolidated investment companies are accounted for at fair value in accordance with ASC
946-320.
These investments are carried at fair value with realized or unrealized gains and losses recorded in “Others, net” in the consolidated statements of comprehensive (loss) income.
The methodology used in the determination of fair values for held-to-maturity
debt investments,
available-for-sale
debt investments, equity investments with readily determinable fair values and other investment securities accounted for at fair value are disclosed in Note 25.
Long-term investments classification, excluding equity method investments and equity investments without readily determinable fair value, as of December 31, 2020 and 2021 are shown as below:

	As of December 31, 2020
	Cost or Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB
	(In millions)
Equity investments at fair value with readily determinable fair value	8,419	7,342	(2,783)	12,978
Available-for-sale debt investments	2,804	166	(363)	2,607
Investments accounted for at fair value	1,580	885	(227)	2,238

	As of December 31, 2021
	Cost or Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	US$
	(In millions)
Equity investments at fair value with readily determinable fair value	15,046	6,046	(4,717)	16,375	2,570
Available-for-sale debt investments	2,820	216	(774)	2,262	355
Investments accounted for at fair value	1,974	2,653	(399)	4,228	663
Long-term
held-to-maturity
investments
Long-term
held-to-maturity
securities were mainly deposits in commercial banks with maturities of greater than one year and wealth management products issued by commercial banks and other financial institutions for which the Company has the positive intent and ability to hold those securities to maturity with maturities of greater than one year.
During the years ended December 31, 2019, 2020 and 2021, the Company recorded interest income from its long-term held-to-maturity
investments of RMB2 million, RMB118 million and RMB326 million (US$51 million) in the consolidated statements of comprehensive (loss) income, respectively.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Long-term
held-to-maturity
investments classification as of December 31, 2020 and 2021 were shown as below:

	As of December 31, 202 0
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Fair value
	RMB	RMB	RMB	RMB
	(In millions)
Long-term held-to-maturity investments	9,740	14	—	9,754

	As of December 31, 2021
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Fair value
	RMB	RMB	RMB	RMB	US$
	(In millions)
Long-term held-to-maturity investments	7,914	100	—	8,014	1,258
The following table summarizes the amortized cost of
long-term
held-to-maturity
investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(In millions)
Due in 1 year	—	—	—
Due in 1 year through 2 years	9,690	7,914	1,242
Due in 2 years through 3 years	50	—	—

Total	9,740	7,914	1,242

Available-for-sale debt investments
Available-for-sale
debt investments are convertible debt instruments issued by private companies and an investment in preferred shares that is redeemable at the Company’s option, which are measured at fair value. Investments in preferred shares that are redeemable at the Company’s option have no contractual maturity date.
The following table summarizes the estimated fair value of
available-for-sale
debt investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(In millions)
Due in 1 year	—	—	—
Due in 1 year through 5 years	1,587	1,685	264
Not due at a single maturity date	1,020	577	91

Total	2,607	2,262	355

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

5 .	LICENSED COPYRIGHTS, NET

	As of December 31, 2020
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB
	(In millions)
Licensed copyrights
—Broadcasting rights	37,511	(29,688)	(353)	7,470
—Sublicensing rights	5,963	(5,963)	—	—

	43,474	(35,651)	(353)	7,470

Less: current portion:
—Broadcasting rights	8,661	(7,592)	(34)	1,035
—Sublicensing rights	5,963	(5,963)	—	—

	14,624	(13,555)	(34)	1,035

Licensed copyrights—non-current
—Broadcasting rights	28,850	(22,096)	(319)	6,435
—Sublicensing rights	—	—	—	—

	28,850	(22,096)	(319)	6,435

	As of December 31, 2021
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB	US$
	(In millions)
Licensed copyrights
—Broadcasting rights	41,489	(33,017)	(311)	8,161	1,281
—Sublicensing rights	7,072	(7,044)	—	28	4

	48,561	(40,061)	(311)	8,189	1,285

Less: current portion:
—Broadcasting rights	8,592	(7,662)	(27)	903	142
—Sublicensing rights	7,072	(7,044)	—	28	4

	15,664	(14,706)	(27)	931	146

Licensed copyrights—non-current
—Broadcasting rights	32,897	(25,355)	(284)	7,258	1,139
—Sublicensing rights	—	—	—	—	—

	32,897	(25,355)	(284)	7,258	1,139

Amortization expense of RMB12.7 billion, RMB11.5 billion and RMB10.1 billion (US$1.6 billion) for the years ended December 31, 2019, 2020 and 2021, respectively, was recognized as cost of revenues.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Estimated amortization expense relating to the existing licensed copyrights for each of the next three years is as follow:

	RMB	US$
	(In millions)
Within 1 year	3,551	557
Between 1 and 2 years	1,540	242
Between 2 and 3 years	1,008	158
To supplement cash flow disclosure of investing activities in 2019, acquisition of licensed copyrights included in current liabilities for the year ended December 31, 2019 amounted to RMB5.5 billion. Acquisition of licensed copyrights from nonmonetary content exchanges for the year ended December 31, 2019 amounted to RMB968 million.

6 .	PRODUCED CONTENT, NET

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(In millions)
Released, less amortization and impairment
—Predominantly monetized with other content assets	1,857	2,850	447
—Predominantly monetized on its own	78	30	5

	1,935	2,880	452
In production, less impairment
—Predominantly monetized with other content assets	3,742	6,338	994
— Predominantly monetized on its own	82	504	79

	3,824	6,842	1,073
In development, less impairment
—Predominantly monetized with other content assets	666	1,134	178
—Predominantly monetized on its own	131	95	15

	797	1,229	193
Total	6,556	10,951	1,718

Upon the initial application of ASU 2019-02,
Improvements to Accounting for Costs of Films and License Agreements for Program Materials
(“ASU 2019-02”) on January 1, 2020, amortization expense of RMB3,024 million, RMB4,641 million (US$728 million) and RMB1,095 million, RMB1,319 million (US$207 million) was recognized as cost of revenues in the consolidated statements of comprehensive income for the years ended December 31, 2020 and 2021, for produced content predominantly monetized with other content assets and for produced content predominantly monetized on its own, respectively. Prior to adopting ASU 2019-02, amortization expense for produced content was RMB2,977 million for the year ended December 31, 2019. As of December 31, 2021, approximately RMB400 million (US$63 million) of accrued participation liabilities will be paid in fiscal 2022.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Estimated amortization expense relating to the existing produced content for each of the next three years is as follows:

	RMB	US$
	(In millions)
Within 1 year	1,192	187
Between 1 and 2 years	429	67
Between 2 and 3 years	300	47

7.	ACCOUNTS RECEIVABLE

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(In millions)
Accounts receivable	9,988	12,050	1,891
Allowance for credit losses	(1,320)	(2,069)	(325)

	8,668	9,981	1,566

The movements in the allowance for credit losses were as follows:

	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(In millions)
Balance as of January 1	599	928	1,320	207
Adoption of ASU 2016-13	—	119	—	—
Amounts charged to expenses	331	455	830	131
Amounts written off	(2)	(182)	(81)	(13)

Balance as of December 31	928	1,320	2,069	325

8 .	OTHER ASSETS

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(In millions)
Contract assets, net (i)	1,755	2,858	448
VAT prepayments	1,768	2,148	337
Inventories	618	1,477	232
Prepaid licensed copyrights	1,035	931	146
Advances to suppliers	1,053	843	132
Receivables from online payment agencies	440	622	98
Prepaid expenses	491	615	97
Deposits	437	374	59
Income tax prepayments	130	19	3
Others	3,279	1,165	183

Total other current assets	11,006	11,052	1,735

Long-term prepaid expenses	3,084	15,223	2,389
Others	364	710	112

Total other non-current assets	3,448	15,933	2,501

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(i)
The allowance for credit losses on contract assets was RMB27 million and RMB85 million (US$13 million) as of December 31, 2020 and 2021, respectively. The amounts charged to expenses for credit losses on contract assets were RMB9 million and RMB58 million (US$9 million) for the years ended December 31, 2020 and 2021, respectively. No write-offs were charged against the allowance for the years ended December 31, 2020 and 2021, respectively. The effect of adopting ASU 2016-13 on January 1, 2020 was RMB11 million to the opening balance of contract assets, net.

9 .	FIXED ASSETS

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(In millions)
Computer equipment	33,150	40,908	6,419
Office building	4,697	4,915	771
Office building related facility, machinery and equipment	2,442	3,834	602
Vehicles	204	291	46
Office equipment	971	1,223	192
Leasehold improvements	386	496	78
Construction in progress	454	688	108

	42,304	52,355	8,216
Accumulated depreciation and impairment	(24,796)	(29,328)	(4,603)

	17,508	23,027	3,613

Depreciation expense for the years ended December 31, 2019, 2020 and 2021, was RMB
5.6
 billion, RMB
5.7
 billion and RMB
5.7
 billion (US$
896
million), respectively. Impairment charges on fixed assets for the years ended December 31, 2019, 2020 and 2021 were not material.

10 .	GOODWILL AND INTANGIBLE ASSETS
Goodwill
The Company had
two
reporting units, Baidu Core and iQIYI, as of December 31, 2020 and three
reporting units, consisting of Baidu Core
 excluding SLG
, SLG and iQIYI

as of December 31,
2021.
The changes in the carrying amount of goodwill for each reporting unit from 2020 to 2021 was as follows:

	Baidu Core excluding SLG	SLG	iQIYI	Total
	RMB	RMB	RMB	RMB
	(In millions)
Balance at December 31, 2019	14,362	—	3,888	18,250

Goodwill acquired (Note 3)	3,998	—	—	3,998
Balance at December 31, 2020	18,360	—	3,888	22,248

Goodwill acquired (Note 3)	357	—	—	357
Goodwill reassigned (Note 2)	(1,777)	1,777	—	—
Balance at December 31, 2021	16,940	1,777	3,888	22,605

Balance at December 31, 2021, in US$	2,658	279	610	3,547

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Intangible Assets

	As of December 31, 2020
	Gross carrying value	Accumulated impairment	Accumulated amortization	Net carrying value
	RMB	RMB	RMB	RMB
	(In millions)
Trademarks	1,054	(238)	(205)	611
Technology	1,087	(52)	(307)	728
Intellectual property right	1,599	(467)	(757)	375
Online literature	151	—	(54)	97
Others	899	(19)	(669)	211

	4,790	(776)	(1,992)	2,022

	As of December 31, 2021
	Gross carrying value	Accumulated impairment	Accumulated amortization	Net carrying value	Net carrying value
	RMB	RMB	RMB	RMB	US$
	(In millions)
Trademarks	1,054	(238)	(278)	538	84
Technology	1,087	(52)	(486)	549	86
Intellectual property right	1,691	(473)	(841)	377	59
Online literature	155	—	(76)	79	12
Others	906	(19)	(741)	146	24

	4,893	(782)	(2,422)	1,689	265

The carrying amounts of intangible assets with indefinite useful lives were insignificant as of December 31, 2020 and 2021.
The Group recognized impairment losses on intangible assets of RMB
406
 million, RMB

 million and RMB
6
 million (US$
1
million) for the years ended December 31, 2019, 2020 and 2021, respectively. Impairment losses on intangible assets are recorded in
“
C
ost of revenues
”.
Amortization expense of intangible assets were RMB
661
 million, RMB
544
 million and RMB

 million (US$
74
million), for the years ended December 31, 2019, 2020 and 2021, respectively.
Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follow:

	RMB	US$
	(In millions)
For the years ending December 31,
2022	470	74
2023	356	56
2024	291	46
2025	222	35
2026	144	23

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

1 1 .	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(In millions)
Accrued operating expenses	8,301	9,868	1,549
Content acquisition costs	6,734	8,326	1,307
Accrued payroll and welfare	3,508	4,541	713
Tax payable	3,779	4,430	695
Traffic acquisition costs	2,467	2,705	424
Accruals for purchases of fixed assets	1,270	2,240	352
Bandwidth costs	1,985	2,220	348
Payable for investments	3,466	804	126
Funds collected on behalf of service providers	523	558	88
Interest payable	487	538	84
Payable to merchants	307	339	53
Users’ and third party agents’ deposits	268	383	60
Payables for purchasing inventory	480	1,307	205
Others	3,141	3,125	490

	36,716	41,384	6,494

1 2 .	LOANS PAYABLE
Short-term Loans
Short-term loans as of December 31, 2020 and 2021 amounted to RMB3.0 billion and RMB4.2 billion (US$654 million), respectively, which consisted of RMB denominated borrowings by the Company’s subsidiaries from financial institutions in the PRC and were repayable within one year.
As of December 31, 2020, and 2021, the repayments of primarily all of the short-term loans are guaranteed by subsidiaries of iQIYI and either collateralized by an office building of one of iQIYI’s VIEs with a carrying amount of RMB548 million and RMB535 million (US$84 million) respectively, or restricted cash balances totaling US$4 million and US$5 million (equivalent to RMB34 million), respectively, or other receivables totaling US$5 million and nil, respectively. Certain of iQIYI’s outstanding short-term loan agreements contain financial and other covenants which depend on the financial position or performance of iQIYI’s subsidiaries, VIEs and VIEs’ subsidiaries. As of December 31, 2021, one of iQIYI’s VIEs did not satisfy certain financial covenants, based on which the commercial bank has the right to suspend the issuance of credit lines, and/or cause all outstanding amounts totaling R
MB600 million (US$94 million) with original maturity dates in 2022 to be due and repayable immediately. As of the date of this report, the commercial bank has waived its right to demand immediate repayment, and also renewed the related credit lines for the same amount for one more ye
ar.
Therefore, this does not constitute an event of default with respect to the Convertible Notes (Note 14).
As of December 31, 2020 and 2021, the weighted average interest rates for the outstanding borrowings were approximately 4.30% and 4.80%, respectively, and the aggregate amounts of unused lines of credit for short-term loans were RMB840 million and RMB2.8 billion (US$432 million), respectively.
Structured payable arrangements
In 2020 and 2021, iQIYI entered into structured payable arrangements with banks or other financial institutions (“factoring arrangements”). Under the factoring arrangements, the suppliers’ receivables collection process was accelerated through selling its receivables from iQIYI to the banks or other financial institutions at a discount.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

For the years ended December 31, 2020 and 2021, iQIYI was legally obligated to pay the banks or other financial institutions in the amount totaling RMB396 million and RMB
1.1
billion (US$166 million), respectively, which will mature within one year.
As a result of the factoring arrangements, the payment terms of the iQIYI’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from banks or other financial institutions. The proceeds from borrowings from banks or other financial institutions is a financing activity and is reported as “Proceeds from short-term loans” on the consolidated statements of cash flows. As of December 31, 2020 and 2021, the outstanding borrowings from the factoring arrangements were RMB390 million and RMB million (US$118 million), respectively, which is repayable within one year and are included in “Short-term loans” on the consolidated balance sheets.

Long-term Loans
Baidu
In June 2016, the Company entered into a five-year term revolving facility agreement with a group of 21 arrangers
, pursuant to which the Company is entitled to borrow an unsecured USD denominated floating rate loan of US$1.0 billion with a term of five years and to borrow an unsecured USD denominated revolving loan of US$1.0 billion for five years. The facility was priced at 110 basis points over LIBOR and is intended for the general working capital of the Company. In June 2016, the Company drew down two tranches of US$250 million each under the facility commitment. In November 2016, the Company drew down two tranches of US$250 million each under the facility commitment. In connection with the drawdowns
, the Company entered into four interest rate swap agreements, pursuant to which the loans would be settled with a fixed annual interest rate of 2.11%, 2.10%, 2.78% and 2.78% respectively, during the respective term of the loans. The loan was fully repaid in 2021.
In April 2021, the Company signed a five-year US$3.0 billion term and revolving facilities agreement with a group of 22 arrangers. The facilities consist of a US$1.5 billion five-year bullet maturity term loan and a US$1.5 billion five-year revolving facility. The facility was priced at 85 basis points over LIBOR and is intended for the general corporate purposes. In June 2021, the Company drew down RMB9.6 billion (US$1.5 billion) term loan and RMB3.2 billion (US$500 million) revolving loan under the facility commitment. In connection with the drawdowns
, the Company entered into two interest rate swap agreements, pursuant to which the loans would be settled with a fixed annual interest rate of 1.71% and 1.72%, during the term of the loans.
The total outstanding borrowings were RMB6.5 billion
and RMB12.6 billion
(US$2.0 billion) as of December 31,

2020 and
2021.
The interest rate swap agreements met the definition of a derivative in accordance with ASC 815 and qualified for hedge accounting, the derivatives related to the interest rate swap agreements are accounted for at fair value and included in “Other non-current
assets” on the consolidated balance sheets. Changes in fair values of derivatives are recognized in other comprehensive (loss) income as described in Note 20.
iQIYI
In 2017, iQIYI borrowed a secured RMB denominated loan of RMB299 million with an interest rate of 4.47% for a three-year term from the Bank of China for its general working capital purposes. Pursuant to the agreement, the principal shall be repaid by installments from 2017 to 2020. As of December 31, 2020, the repayment of the loan is guaranteed by a subsidiary of iQIYI and collateralized by an office building of one of iQIYI’s VIEs with a carrying amount of RMB548 million. Principal repayments were made on the loan when they became due and amounted to RMB10 million and RMB274 million for the years ended December 31, 2019 and 2020, respectively. The loan was fully repaid in 2020.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

In 2019, iQIYI entered into a
two-year
loan agreement with JPMorgan Chase Bank, N.A., pursuant to which iQIYI is entitled to borrow a secured RMB denominated loan of RMB800 million for the general working capital purposes of iQIYI. In 2019, iQIYI drew down
RMB448 million with an interest rate of 3.55%.
Pursuant to the agreement, the principal shall be repaid in installments from 2019 to 2021. As of December 31, 2020 and December 31, 2021, the repayment of the loan was collateralized by held-to-maturity debt securities with a two-year term and a stated cost of
 US$71 million and nil, respectively. Principal repayments were made on the loan when they became due and amounted to RMB3 million, RMB34 million and RMB411 million (US$64 million) for the years ended December 31, 2019, 2020 and 2021, respectively. The loan was fully repaid in 2021.
In December 2018, iQIYI entered into a series of transactions (“reverse factoring arrangement”) in order to re-finance
certain payables due to its suppliers. In the reverse factoring arrangement, iQIYI’s suppliers sold certain 2018 receivables due from iQIYI (the “2018 factored receivables”) amounting to RMB525 million to the financial institutions at a discount. The 2018 factored receivables were recorded as accounts payable in iQIYI’s consolidated balance sheets. The 2018 factored receivables were further transferred to a securitization vehicle and used to securitize debt securities issued to third-party investors with a stated interest of 5.0%-5.5% for gross proceeds of RMB446 million. Concurrently, iQIYI also entered into an agreement with the financial institutions to extend the repayment of the underlying payables to mirror the repayment terms for the asset-back debt securities with maturities in December 2019 and December 2020. Under such arrangement, the payable obligation between iQIYI and the suppliers was considered settled and iQIYI was legally obligated to pay the financial institutions thereafter. As the 2018 factored receivables were sold to the financial institutions and used to securitize the debt securities, the factored receivables are viewed as collateral for raising loans through the issuance of 2018 asset-backed debt securities. The borrowings have an effective interest rate of 7.00%.
In November 2019, July 2021 and November 2021, iQIYI entered into similar reverse factoring arrangements whereby iQIYI’s suppliers sold certain receivables due from iQIYI (the “
2019 and 2021
factored receivables”) amounting to RMB587 million, RMB232 million (US$36 million) and RMB634 million (US$99 million), respectively, to the financial institutions at a discount. The
2019 and 2021
factored receivables were recorded as accounts payable in iQIYI’s consolidated balance sheets. The
2019 and 2021
factored receivables were further transferred to a securitization vehicle and used to securitize debt securities issued to third-party investors with a stated interest of 5.1%, 5.5% and 4.5% for gross proceeds of RMB500 million, RMB200 million (US$31 million) and RMB570 million (US$89 million), respectively. Concurrently, iQIYI also entered into an agreement with the financial institutions to extend the repayment of the underlying payables to mirror the repayment terms for the corresponding asset-back debt securities which mature in November 2021, July 2022 and November 2022, respectively. The borrowings have an effective interest rate of 5.97%, 8.40% and 8.26%, respectively.
The proceeds raised from issuance of the asset-backed debt securities were used by the financial institutions to factor the supplier invoices. At the same time, the credit terms of iQIYI’s corresponding trade payables were extended to mirror the maturity of the asset-backed debt securities.
The securitization vehicle was designed by iQIYI with the sole purpose to acquire receivable balances from iQIYI’s suppliers in order to securitize the senior asset-backed securities with guaranteed returns sold to third-party investors. iQIYI has a variable interest in the securitization vehicle through its interest in the subordinated asset-backed securities issued by the securitization vehicle which bear the residual loss. As a result, iQIYI considers itself the primary beneficiary and consolidates the securitization vehicle given iQIYI has (i) the power to govern the activities that most significantly impact its economic performance, and (ii) is obligated to absorb losses that could potentially be significant to the securitization vehicle.
As a result of the series of transactions described above, the payment terms of iQIYI’s original trade payables were substantially modified and considered extinguished as the nature of the original liability has changed from

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

that of a trade payable to loan borrowings from third-party investors. The proceeds from borrowings from third-party investors is a financing activity and reported as “Proceeds from long-term loans” or “Proceeds from short-term loans” on the consolidated statements of cash flows depending on its maturities.
RMB75 million and RMB371 million of 2018 asset-backed debt securities was repaid when it became due in December 2019 and December 2020, respectively. RMB30 million and RMB470 million (US$74 million) of 2019 asset-backed debt securities was repaid when it became due in October 2020 and October 2021, respectively. The 2018 and 2019 asset-backed debt securities were fully repaid as of December 31, 2021. As of December 31, 2020 and 2021, the outstanding borrowings from asset-backed debt securities were as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Short-term loans	—	763	120
Long-term loans, current portion	498	—	—

Total carrying amount	498	763	120

As of December 31, 2021, aggregate loan principal payments due on long-term loans and borrowings from third party investors are nil.

1 3 .	NOTES PAYABLE
Baidu, Inc.
The Company issued and publicly sold unsecured senior notes, and the details of the tranches are shown below:

	Issue date	Principal amount (US$ million)	Mature date	Effective interest rate
2022 Ten-year Notes	November 28, 2012	750	November 28, 2022	3.59%
2020 Notes	June 30, 2015	750	June 30, 2020	3.13	% *
2025 Ten-year Notes	June 30, 2015	500	June 30, 2025	4.22%
2022 Five-year Notes	July 6, 2017	900	July 6, 2022	3.08%
2027 Ten-year Notes	July 6, 2017	600	July 6, 2027	3.73%
2023 Notes	March 29, 2018	1,000	September 29, 2023	3.99%
2028 March Notes	March 29, 2018	500	March 29, 2028	4.50%
2024 Notes	November 14, 2018	600	May 14, 2024	4.51%
2024 Notes	December 10, 2018	250	May 14, 2024	4.54%
2028 November Notes	November 14, 2018	400	November 14, 2028	4.99%
2025 Five-year Notes	April 7, 2020	600	April 7, 2025	3.22%
2030 April Notes	April 7, 2020	400	April 7, 2030	3.54%
2026 Notes	October 9, 2020	650	April 9, 2026	1.81%
2030 October Notes	October 9, 2020	300	October 9, 2030	2.43%
2027 Five-year Notes	August 23, 2021	300	February 23,2027	1.73%
2031 Notes	August 23, 2021	700	August 23, 2031	2.49%

*	The 2020 Notes were fully repaid when they became due.
The notes listed above are collectively referred to as the “Notes”.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

The 2022
Ten-year
Notes bear interest at the rate of 3.500% per annum. Interest is payable semi-annually in arrears on and of each year, beginning on May 28, 2013.
The 2020 Notes bear interest at the rate of 3.000% per annum and the 2025
Ten-year
Notes bear interest at the rate of 4.125% per annum. Interest is payable semi-annually in arrears on and of each year, beginning on December 30, 2015.
The 2022 Five-year Notes bear interest at the rate of 2.875% per annum and the 2027 Ten-year Notes bear interest at the rate of 3.625% per annum. Interest is payable semi-annually in arrears on and of each year, beginning on January 6, 2018.
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
The 2027 Five-year Notes bear interest at the rate of 1.625% per annum and the 2031 Notes bear interest at the rate of 2.375% per annum. Interest is payable semi-annually in arrears on and of each year, beginning on February 23, 2022.
At maturity, the Notes are payable at their principal amount plus accrued and unpaid interest thereon.
Under the terms of the indentures governing the 2022 Ten-year Notes, the 2025 Ten-year Notes, the 2022 Five-year Notes, the 2027 Ten-year Notes, the 2023 Notes and the 2028 March Notes, events of default include, among others, there occurring with respect to any of the
Company’s
indebtedness or indebtedness of the Company’s principal controlled entities, an event of default resulting in accelerated maturity or a failure to pay principal, interest or premium when due, and that the outstanding principal amount under payment default or accelerated maturity equals or exceeds the greater of US$100 million and 2.5% of the Company’s total equity. Under such indentures, principal controlled entities refer to entities as to which one or more of the following conditions is/are satisfied: (i) its total revenue or consolidated total revenue attributable to the Company is at least 5% of the Company’s consolidated total revenue; (ii) its net profit or consolidated net profit attributable to the Company is at least 5% of the Company’s consolidated net profit; or (iii) its net assets or consolidated net assets attributable to the Company are at least
10%
of the Company’s consolidated net assets. For example, iQIYI constitutes a principal controlled entity under such indentures.
Under the terms of the indentures governing the 2024 November Notes, the 2024 December Notes (consolidated and form a single series with 2024 November Notes), the 2028 November Notes, the 2025 Five-year Notes, the

F
-60

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2030 April Notes, the 2026 Notes, the 2030 October Notes, the 2027 Five-year Notes and the 2031 Notes, events of default include, among others, there occurring with respect to any of the Company’s indebtedness, an event of default resulting in accelerated maturity or a failure to pay principal, interest or premium when due, and that the outstanding principal amount under payment default or accelerated maturity equals or exceeds the greater of US$100 million and 2.5% of the Company’s total equity.
If any such event of default were to take place, the holders of those notes may declare the principal of notes to be due and payable prior to the stated maturity. Under the terms of the indentures governing the various notes, a declaration of acceleration of the relevant series of notes will be automatically annulled if such event of default is remedied or cured by the Company or any of the Company’s principal controlled entities, in the case of the 2022 Ten-year Notes, the 2025 Ten-year Notes, the 2022 Five-year Notes, the 2027 Ten-year Notes, the 2023 Notes and the 2028 March Notes, or the Company, in the case of the 2024 November Notes, the 2024 December Notes, the 2028 November Notes, the 2025 Five-year Notes, the 2030 April Notes, the 2026 Notes, the 2030 October Notes, the 2027 Five year Notes and the 2031 Notes, or waived by the holders of the relevant notes within 30 days after the declaration of acceleration with respect thereto and if the annulment of the acceleration of those notes would not conflict with any judgment or decree of a court of competent jurisdiction. As of December 31, 2021, there was no such event of default.
The Notes do not contain any other financial covenants or other significant restrictions. In addition, the Notes are unsecured and rank lower than any secured obligation of the Group and have the same liquidation priority as any other unsecured liabilities of the Group, but senior to those expressly subordinated obligations, if any. The Company may, at its discretion, redeem all or any portion of the Notes at any time, at the greater of the principal amount and the make whole amount plus accrued and unpaid interest. In addition, for the 2023 Notes, 2028 March Notes, 2024 Notes, 2028 November Notes, 2025 Five-year Notes, 2030 April Notes, 2026 Notes, 2030 October Notes, 2027 Five-year Notes and 2031 Notes, the Company may at its discretion, redeem all or any portion of the Notes at one or three months before the maturity date of respective notes, at a price equal to 100% of the principal amount of such notes plus accrued and unpaid interest, if any, to (but not including) the redemption date. As of December 31, 2021, the Company does not intend to redeem any portion of the Notes prior to the stated maturity dates. For certain Notes, the Company has the obligation to redeem the Notes if a change in control occurs as defined in the indenture of the Notes.
The outstanding Notes were issued at a discount amounting to US$23 million. The total issuance costs of US$41 million were presented as a direct deduction from the principal amount of the outstanding Notes on the consolidated balance sheets. Both the discount and the issuance costs are amortized as interest expense using the effective interest rate method through the maturity dates of the Notes.
The principal amount and unamortized discount and debt issuance costs as of December 31, 2020 and 2021 were as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(In millions)
Principal amount	48,638	53,848	8,450
Unamortized discount and debt issuance costs	(230)	(223)	(36)

	48,408	53,625	8,414

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s long-term debts (including the notes payable and
l
ong-term loans (Note 12) but excluding convertible senior notes (Note 14), in the succeeding five years and thereafter:

	RMB	US$
	(In millions)
For the years ending December 31,
2022	10,517	1,650
2023	6,374	1,000
2024	5,417	850
2025	7,010	1,100
2026	16,887	2,650
Thereafter	20,392	3,200

1 4 .	CONVERTIBLE SENIOR NOTES
iQIYI 2023 Convertible
Senior
Notes
On December 4, 2018,
iQIYI
issued US$750
million convertible senior notes (“iQIYI 2023 Convertible Notes”). The iQIYI 2023 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable semi-annually in cash at a rate of 3.75% per annum on June 1 and December 1 of each year, beginning on June 1, 2019.
The iQIYI 2023 Convertible Notes will mature
on December 1, 2023 unless redeemed, repurchased or converted prior to such date.
The initial conversion rate of the iQIYI 2023

Convertible
Notes is 37.1830 of
iQIYI’s
ADS per US$1,000 principal amount of the
iQIYI 2023 Convertible
Notes (which is equivalent to an initial conversion price of approximately US$26.89 per ADS). Prior to June 1, 2023, the
iQIYI 2023 Convertible
Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2019, if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98%
of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if iQIYI calls the notes for a tax redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the iQIYI 2023 Convertible Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following iQIYI’s delivery of a notice of a tax redemption, iQIYI will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.
The holders may require iQIYI to repurchase all or portion of the iQIYI 2023 Convertible Notes for cash on
December 1, 2021
, or upon a fundamental change, at a repurchase price equal to
100
% of the principal amount, plus accrued and unpaid interest. In 2021, iQIYI redeemed US$

million (equivalent to RMB
4.8

b
illion) aggregate principal amount of the
iQIYI 2023 Convertible
 Notes as requested by the holders. Following settlement of the repurchase, the repurchase amount which was fully accreted was derecognized and

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

US$
3

million (equivalent to RMB
20
million) aggregate principal amount of the iQIYI 2023 Convertible Notes remained outstanding and was included in “Convertible senior notes” as of December 31, 2021 as it will mature on December 1, 2023.
In connection with the issuance of the
iQIYI 2023 Convertible
 Notes,
iQIYI
purchased capped call options (the “2023 Capped Call”) on
iQIYI’s
ADS with certain counterparties at a price of US$68 million. The counterparties agreed to sell to
iQIYI
up to approximately 28 million of
iQIYI’s
ADSs upon
iQIYI’s
exercise of the 2023 Capped Call. The exercise price is equal to the
iQIYI 2023 Convertible
Notes’ initial conversion price and the cap price is US$38.42 per ADS, subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are expected to reduce potential dilution to existing holders of the ordinary shares and ADSs of
iQIYI
upon conversion of the
iQIYI 2023 Convertible
Notes and/or offset any potential cash payments that
iQIYI
is required to make in excess of the principal amount of any converted notes, as the case may be, with such reduction and/or offset subject to a cap.
iQIYI 2025 Convertible
Senior
Notes
On March 29, 2019,
iQIYI
issued US$1.2
billion convertible senior notes (“iQIYI 2025 Convertible Notes””). The iQIYI 2025 Convertible Notes are senior, unsecured obligations of
iQIYI
, and interest is payable semi-annually in cash at a rate of 2.00% per annum on October 1 and April 1 of each year, beginning on October 1, 2019. The
iQIYI 2025 Convertible
Notes will mature on April 1, 2025 unless redeemed, repurchased or converted prior to such date.
The initial conversion rate of the
iQIYI 2025 Convertible
Notes is 33.0003 of
iQIYI’s
ADS per US$1,000 principal amount of the
iQIYI 2025 Convertible
Notes (which is equivalent to an initial conversion price of approximately US$30.30 per ADS). Prior to October 1, 2024, the

iQIYI 2025 Convertible
 Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2019, if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if
iQIYI
calls the notes for a tax redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the
iQIYI 2025 Convertible
Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following
iQIYI’s
delivery of a notice of a tax redemption,
iQIYI
will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

The holders may require
iQIYI
to repurchase all or a portion of the
iQIYI 2025 Convertible
Notes for cash on April 1, 2023, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
In connection with the issuance of the
iQIYI 2025 Convertible
Notes,
iQIYI
purchased capped call options (the “2025 Capped Call”) on
iQIYI’s
ADS with certain counterparties at a price of US$85 million. The counterparties agreed to sell to
iQIYI
up to approximately 40 million of
iQIYI’s
ADSs upon
iQIYI’s
exercise of the 2025 Capped Call. The exercise price is equal to the
iQIYI 2025 Convertible
Notes’ initial conversion price and the

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

cap price is US$40.02 per ADS, subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are expected to reduce potential dilution to existing holders of the ordinary shares and ADSs of
iQIYI
upon conversion of the
iQIYI 2025 Convertible
Notes and/or offset any potential cash payments that
iQIYI
is required to make in excess of the principal amount of any converted notes, as the case may be, with such reduction and/or offset subject to a cap.
iQIYI 2026 Convertible
Senior
Notes
On December 21, 2020,
iQIYI
issued US$800 million convertible senior notes and offered an additional US$100 million principal amount simultaneously, pursuant to the underwriters’ option to purchase additional notes. On January 8, 2021, the additional US$100 million principal amount was issued pursuant to the underwriters’ exercise of their option. The convertible senior notes issued on December 21, 2020 and January 8, 2021 (collectively referred to as the “
iQIYI 202
6
 Convertible
Notes”) are senior, unsecured obligations of
iQIYI
, and interest is payable semi-annually in cash at a rate of 4.00% per annum on June 15 and December 15 of each year, beginning on June 15, 2021. The
iQIYI 202
6
 Convertible
Notes will mature on December 15, 2026 unless redeemed, repurchased or converted prior to such date.
The initial conversion rate of the

iQIYI 2026 Convertible
Notes is 44.8179 of
iQIYI’s
ADS per US$1,000 principal amount of the
iQIYI 2026 Convertible
Notes (which is equivalent to an initial conversion price of approximately US$22.31 per ADS). Prior to June 15, 2026, the
iQIYI 2026 Convertible
Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2021, if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if
iQIYI
calls the notes for a tax redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the
iQIYI 2026 Convertible
Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following
iQIYI’s
delivery of a notice of a tax redemption,
iQIYI
will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion,
iQIYI
will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

The holders may require
iQIYI
to repurchase all or a portion of the
iQIYI 2026 Convertible
Notes for cash on August 1, 2024, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
Under the terms of the indentures governing the iQIYI 2023 Convertible Notes, the iQIYI 2025 Convertible Notes and the iQIYI 2026 Convertible Notes, events of default include:

(i)	default in any payment of interest or additional amounts as defined under the respective indenture for a period of 30 days;

(ii)	default in the payment of principal of any Convertible Notes when due;

(iii)	failure by iQIYI to comply with its obligation to convert the Convertible N otes upon exercise of a holder’s conversion right for a period of five business days;

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(iv)
failure by iQIYI to issue a Fundamental Change Company Notice or a Make-Whole Fundamental Change as defined under the respective indenture or a specified corporate event when due for a period of five business days;

(v)	failure by iQIYI to comply with its obligations relating to consolidation, merger, sale, conveyance and lease under article 11 of the respective indenture;

(vi)
failure by iQIYI for 60 days after written notice from the trustee or by the trustee at the request of the holders of at least 25% in aggregate principal amount of the respective
Convertible N
otes then outstanding has been received by iQIYI to comply with any of other agreements contained in the respective
Convertible N
otes or the indenture;

(vii)
default by iQIYI or its significant subsidiaries (defined in Article 1, Rule 1-02 of Regulation S-X), with respect to any mortgage, agreement or other instrument under which there may be outstanding, secured or evidenced any indebtedness in excess of US$60 million (or an equivalent amount in foreign currency), resulting in accelerated maturity or a failure to pay principal or interest when due, and such indebtedness is not discharged, or such acceleration is not otherwise cured or rescinded, within 30 days
;

(viii)	a delay in payment or discharge of a final judgment for the payment of US$60 million (or an equivalent amount in foreign currency) rendered against iQIYI or any of its significant subsidiaries;

(ix)	iQIYI or any of its significant subsidiaries shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief; and

(x)
an involuntary case or other proceeding shall be commenced against iQIYI or its significant subsidiaries seeking liquidation, reorganization or other relief, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 30 consecutive days.

The indentures for these convertible notes define a “fundamental change” to include, among other things: (i) any person or group gaining control of iQIYI, (ii) any recapitalization, reclassification or change of iQIYI’s ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (iii) the shareholders of iQIYI approving any plan or proposal for the liquidation or dissolution of iQIYI; (iv) iQIYI’s ADSs ceasing to be listed on Nasdaq Stock Market; or (v) any change in or amendment to the laws, regulations and rules of the PRC resulting in iQIYI being legally prohibited from operating substantially all of the business operations conducted by iQIYI being unable to continue to derive substantially all of the economic benefits from the business operations conducted by these entities.
Upon the occurrence of an event of default, the trustee may declare the whole principal of, and accrued and unpaid interest on, all the Convertible Notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. iQIYI may also be required to pay additional interest. Upon the occurrence of a fundamental change, holders of the Convertible Notes will have the right, at their option, to require iQIYI to repurchase all of their Convertible Notes or any portion of the principal amount and accrued and unpaid interests. In the event of a fundamental change, iQIYI may also be required to issue additional ADSs upon conversion of its convertible notes. As of December 31, 2021, there was no such event of default or fundamental change.

Accounting for Convertible Senior Notes
As the conversion option may be settled in cash at iQIYI’s option, iQIYI separated the iQIYI 2023 Convertible Notes, the iQIYI 2025 Convertible Notes and the iQIYI 2026 Convertible Notes (collectively as the “Convertible Notes”) into liability and equity components in accordance with ASC subtopic 470-20,
Debt with Conversion and Other Options
(“ASC 470-20”). The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying

F-6
5

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

amount of the equity component representing the conversion option was determined by deducting the fair value of the
liability component from the initial proceeds and recorded as additional paid-in capital. The difference between the principal amount of the iQIYI 2023 Convertible Notes and the liability component is considered debt discount and is amortized at an effective interest rate of
7.04
%
to accrete the discounted carrying value of the iQIYI 2023 Convertible Notes to its face value on December 1, 2021, the put date of the iQIYI 2023 Convertible Notes. The difference between the principal amount of the iQIYI 2025 Convertible Notes and the liability component is considered debt discount and is amortized at an effective interest rate of
6.01
%
to accrete the discounted carrying value of the iQIYI 2025 Convertible Notes to its face value on April 1, 2023, the put date of the iQIYI 2025 Convertible Notes. The difference between the principal amount of the iQIYI 2026 Convertible Notes and the liability component is considered debt discount and is amortized at an effective interest rate of
6.94
%
to accrete the discounted carrying value of the iQIYI 2026 Convertible Notes to its face value on August 1, 2024, the put date of the iQIYI 2026 Convertible Notes.
The cost of the 2023 Capped Call and 2025 Capped Call of US$68 million and US$85 million were recorded as a reduction of the Company’s additional paid-in capital and non-controlling interests on the consolidated balance sheets with no subsequent changes in fair value recorded.
The net proceeds from the issuance of the iQIYI 2023 Convertible Notes, the iQIYI 2025 Convertible Notes and the iQIYI 2026 Convertible Notes
were US$737 million, US$1.2
b
illion and US$884 million (equivalent to RMB5.8
 b
i
l
lion
), after deducting underwriting discounts and offering expenses of US$13 million, US$21 million and US$16 million (equivalent to RMB103 million
) from the initial proceeds of US$750 million, US$1.2
b
illion and US$900 million, respectively. Debt issuance costs were allocated to the liability and equity components based on the same proportion as the recognized amounts of liability and equity components determined above.
The carrying amount of the Convertible Notes as of December 31, 2020 and 2021 were as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(In millions)
Liability component:
Principal	17,954	13,403	2,103
Less: unamortized debt discount	1,275	751	118
Net carrying amount	16,679	12,652	1,985
Equity component:
Carrying amount	1,744	1,793	281

For the years ended December 31, 2019, 2020 and 2021, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the liability component were RMB670 million, RMB799 million and RMB1.1 billion (US$175 million), respectively.
As of December 31, 2021, the liability component of the iQIYI 2025 Convertible Notes and the iQIYI 2026 Convertible Notes would be accreted up to the principal amount of US$1.2 billion and US$900 million over a remaining period of
1.25
 years and
2.59
 years, respectively. The amount repayable within the next twelve months are classified as “Convertible senior notes, current portion” on the consolidated balance sheets.
The aggregate
 amounts upon
scheduled maturities of RMB20 million (US$3 million), RMB7.6 billion (US$1.2 billion) and RMB5.7 billion (US$900 million) of the Convertible Notes will be repaid when they become due in 2023, 2025 and 2026, respectively, assuming there is no conversion of the Convertible Notes, no redemption of

F-6
6

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

the Convertible Notes prior to their maturities and the convertible senior notes bondholders hold the Convertible Notes until their maturities and iQIYI elects to fully settle the Convertible Notes in cash.

1 5 .	LEASES
The Company’s operating leases mainly related to land, offices facilities, IDC facilities and vehicles. For leases with terms greater than 12 months, the Company records the related asset and obligation at the present value of lease payments over the term. Certain leases include rental escalation clauses, renewal options and/or termination options that are factored into the Company’s determination of lease payments when appropriate. As of December 31, 2021, finance leases were insignificant.
As of December 31, 2021, the weighted average remaining lease term was 16.7 years and weighted average discount rate was 4.43% for the Group’s operating leases.
Operating lease costs were RMB3.0 billion and RMB3.2 billion (US$501 million) for the years ended December 31, 2020 and 2021, respectively, which excluded short-term lease costs. Short-term lease costs were RMB427 million and RMB475 million (US$75 million) for the years ended December 31, 2020 and 2021, respectively. Variable lease cost was immaterial for the years ended December 31, 2020 and 2021. For the years ended December 31, 2020 and 2021, no lease costs for operating or finance leases were capitalized.
Supplemental cash flow information related to operating leases was as follows:

	For the years ended December 31,
	2020	2021	2021
	RMB	RMB	US$
	(In millions)
Cash payments for operating leases	5,187	4,238	665
ROU assets obtained in exchange for operating lease liabilities	2,841	4,434	696
Future lease payments under operating leases as of December 31, 2021 were as follows:

	Operating leases
	RMB	US$
	(In millions)
Year ending December 31,
2022	2,946	462
2023	2,307	362
2024	1,755	275
2025	1,070	168
2026	595	93
Thereafter	603	95

Total future lease payments	9,276	1,455
Less: Imputed interest	845	131

Total lease liability balance	8,431	1,324

F-6
7

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

As of December 31, 2021, additional operating leases that have not yet commenced were immaterial.

1 6 .	INCOME TAXES
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
Japan
As a result of the Japanese tax regulations amendments, the effective income tax rates were approximately 31%
for all years ended December 31, 2019, 2020 and 2021.
China
Under the PRC Enterprise Income Tax (“EIT”) Law, which has been effective since January 1, 2008, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to preferential tax treatments. Preferential EIT rates at 15% is available for qualified “High and New Technology Enterprises” (“HNTEs”). The HNTE certificate is effective for a period of three years.
Certain PRC subsidiaries and VIEs, including Baidu Online, Baidu China, Baidu International and Baidu Netcom, etc.

are qualified HNTEs and enjoy a reduced tax rate of 15% for the years presented, which will expire in 2022 and 2023. An entity could re-apply
for the HNTE certificate when the prior certificate expires. Historically, all of the Company’s subsidiaries and VIEs successfully re-applied
for the certificates when the prior ones expired.
Under the current EIT Law, dividends for earnings derived from January 1, 2008 and onwards paid by PRC entities to any of their foreign non-resident
enterprise investors are subject to a 10% withholding tax. A lower tax rate will be applied if tax treaty or arrangement benefits are available. Under the tax arrangement between the PRC and Hong Kong, the reduced withholding tax rate for dividends paid by PRC entities is 5% provided the Hong Kong investors meet the requirements as stipulated by relevant PRC tax regulations, such as the beneficiary owner test. Capital gains derived from the PRC are also subject to a 10% PRC withholding tax.
(Loss) income before income taxes consists of:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(In millions)
PRC	13,076	19,711	15,055	2,362
Non-PRC	(13,416)	3,379	(4,277)	(671)

	(340)	23,090	10,778	1,691

F-6
8

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Except for the investment related loss recognized, the
pre-tax
losses from
non-PRC
operations consist primarily of operating costs, administration expenses, interest expenses and share-based compensation expenses.
Income taxes consist of:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(In millions)
Current income tax	3,564	4,668	3,636	571
Income tax refund due to reduced tax rate	(920)	(719)	—	—
Adjustments of deferred tax assets due to change in tax rates	9	(5)	109	17
Deferred income tax (benefit) expense	(705)	120	(558)	(88)

	1,948	4,064	3,187	500

The reconciliation of the actual income taxes to the amount of tax computed by applying the aforementioned statutory income tax rate to pre-tax
income is as follows:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(In millions, except for per share data)
Expected taxation at PRC statutory tax rate	(85)	5,773	2,694	423
Effect of differing tax rates in different jurisdictions	3,299	208	656	103
Non-taxable income	(419)	(995)	(89)	(14)
Non-deductible expenses	2,124	3,416	965	150
Research and development super-deduction	(1,245)	(1,549)	(1,645)	(258)
Effect of PRC preferential tax rates and tax holiday	(1,327)	(2,891)	(1,557)	(244)
Effect of tax rate changes on deferred taxes	9	(5)	109	17
Reversal of prior year’s income taxes	(1,134)	(951)	(734)	(115)
PRC withholding tax	(224)	122	615	97
Valuation allowance	950	936	2,173	341

Taxation for the year	1,948	4,064	3,187	500

Effective tax rate	(573%)	18%	29.6%	29.6%

Effect of preferential tax rates inside the PRC on basic earnings per Class A and Class B ordinary share ( Note )	0.49	1.06	0.56	0.09

Note:
Effect of preferential tax rates inside the PRC on basic earnings per Class A and Class B ordinary share for the years ended December 31, 2019, 2020 and 2021 have been retrospectively adjusted for the Share Subdivision that became effective on March 1, 2021, as detailed in Notes 1 and 21.

F-6
9

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

The tax effects of temporary differences that gave rise to the deferred tax balances at December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(In millions)
Deferred tax assets:
Allowance for credit losses	452	622	98
Accrued expenses, payroll and others	5,456	6,988	1,095
Fixed assets depreciation	106	112	18
Net operating loss carry-forwards	1,811	2,980	468
Less: valuation allowance	(5,895)	(8,068)	(1,266)

Deferred tax assets, net	1,930	2,634	413

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(In millions)
Deferred tax liabilities:
Long-lived assets arising from acquisitions	406	508	80
Withholding tax on PRC subsidiaries’ undistributed earnings	1,381	1,803	283
Tax on capital gains	943	996	156
Others	593	241	38

	3,323	3,548	557

As of December 31, 2021, the Company had tax losses of approximately RMB16.6 billion (US$2.6
b
illion) deriving from entities in the PRC, Hong Kong, Singapore and Japan. The tax losses in Japan can be carried forward for nine years to offset future taxable profit. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period is currently
extended to 10 years for entities qualified as HNTE. The tax losses of entities in the PRC and Japan will expire from 2022 to 203
1
, if not utilized. The tax losses in Hong Kong and Singapore can be carried forward with no expiration date.

As of December 31, 2021, dividend distribution withholding tax for the potential remittance of earnings from the PRC subsidiaries to offshore entities was RMB1.9 billion

(US$
284
million).
 The Company believes that the underlying dividends will be distributed in the future for offshore use, such as merger and acquisition activities. The Company did not provide for additional deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries during the years presented on the basis of its intent to permanently reinvest its foreign subsidiaries’ earnings. As of December 31, 2021, the total amount of undistributed earnings from the PRC subsidiaries and the VIEs for which no withholding tax has been accrued was RMB165.5 billion (US$26.0 billion). Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

F-
70

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

1 7 .	EMPLOYEE DEFINED CONTRIBUTION PLAN
Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions. Total amounts for such employee benefits, which were expensed as incurred, were RMB3.2 billion, 2.7 billion and RMB4.1 billion (US$643 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

1 8 .	COMMITMENTS AND CONTINGENCIES
Capital Commitments
The Group’s capital commitments primarily relate to commitments in connection with the expansion and improvement of its network infrastructure and its plan to build additional office buildings and cloud computing based data centers. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB4.1 billion (US$641 million) as of December 31, 2021. Almost all of the commitments relating to the network infrastructure, office building and cloud computing based data centers are to be fulfilled within one year.
Commitments for bandwidth and property management fees
Future minimum payments under
non-cancelable
agreements for bandwidth and property management fees consist of the following as of December 31, 2021:

	RMB	US$
	(In millions)
2022	326	51
2023	146	23
2024	63	10
2025	21	3
2026	4	1
Thereafter	26	4

	586	92

Future minimum lease payments for operating lease commitments as of December 31, 2021 are disclosed in Note 15.

F-7
1

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Licensed Copyrights and Produced Content Commitments
Future minimum payments under
non-cancelable
agreements for licensed copyrights and produced content consist of the following as of December 31, 2021:

	RMB	US$
	(In millions)
2022	10,578	1,660
2023	5,174	812
2024	3,156	495
2025	1,538	241
2026	147	23
Thereafter	37	6

	20,630	3,237

Investment Commitments
The Group’s investment commitments primarily relate to capital contribution obligations under certain arrangements which do not have specified contractual maturity dates. The total investment commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB1.3 billion (US$199 million).
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
Historically, the Company was not required to make payments related to these obligations, and the fair value for these obligations was nil on the consolidated balance sheets as of December 31, 2020 and 2021.
Litigation
The Group was involved in certain cases pending in various PRC, U.S. and Brazil courts and arbitration as of December 31, 2021. These cases include copyright infringement cases, unfair competition cases, and defamation

F-7
2

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could result in a loss of revenue or otherwise harm the business of the Company.
Starting in April 2020, the Group and certain of its officers were named as defendants in putative securities class actions filed in federal court. The case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Group’s public disclosure documents related to Baidu Feed, which they believe did not comply with “PRC laws and regulations in all material respects”. In addition, the Group received a complaint alleging that between April 8, 2016 and August 13, 2020, the Group made material misrepresentations in disclosures filed with the SEC by misrepresenting the financial and business condition of iQIYI and failing to disclose that iQIYI had inadequate controls. Both of those cases remain in preliminary stage, the likelihood of any unfavorable outcome or the amount or range of any potential loss cannot be reasonably estimated at the issuance date of the consolidated financial statements. As a result, as of December 31, 2021, the Group did not record any liabilities for the loss contingencies pertaining to the cases described above.
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

1 9 .	REDEEMABLE NONCONTROLLING INTERESTS

	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(In millions)
Balance as of January 1	716	1,109	3,102	487
Business combinations (Note 3)	182	—	—	—
Issuance of subsidiary shares	100	1,866	4,722	741
Accretion of redeemable noncontrolling interests	111	127	391	61
Reclassification of ordinary shares from mezzanine equity to ordinary shares	—	—	(153)	(24)
Repurchase of redeemable noncontrolling interests	—	—	(914)	(143)

Balance as of December 31	1,109	3,102	7,148	1,122

SLG had issued 61,666,667 and 124,364,350
, as of December 31, 2020 and 2021
,
respectively, preferred shares to certain
 non-controlling
shareholders, which could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the Company. Therefore, these preferred shares were accounted for as redeemable noncontrolling interests.

F-7
3

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

The Company also have other subsidiaries or VIEs that have issued preferred shares which were accounted for as redeemable noncontrolling interests. As of December 31, 2021, those redeemable noncontrolling interests were insignificant.

The Company accounts for the changes in accretion to the redemption value in accordance with ASC Topic 480,
Distinguishing Liabilities from Equity.
The Company elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interest.

20 .	SHAREHOLDERS’ EQUITY
Shares
The authorized share capital consisted of 69,632,000,000 shares at a par value of US$0.000000625 per share (previously US$0.00005 per share before the Share Subdivision as detailed in Note 1), of which 66,000,000,000 shares were designated as Class A ordinary shares, 2,832,000,000 as Class B ordinary shares, and 800,000,000 shares designated as preferred shares (previously 825,000,000 shares were designated as Class A ordinary shares, 35,400,000 as Class B ordinary shares, and 10,000,000 shares designated as preferred shares before the Share Subdivision as detailed in Note 1). The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. The number of Class B ordinary shares transferred to Class A ordinary shares was nil, 4,200,000 and 12,600,000 in the years ended December 31, 2019, 2020 and 2021, respectively.
As of December 31, 2021, there were 2,205,032,472 and 559,300,320 Class A and Class B ordinary shares outstanding (previously 27,562,906 and 6,991,254 Class A and Class B ordinary shares before the Share Subdivision as detailed in Note 1), respectively. As of December 31, 2020 and 2021, there were no preferred shares issued and outstanding.
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

F-7
4

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

The Company repurchased 53,162,720, 126,096,000 and 57,343,528 Class A ordinary shares (previously 664,534, 1,576,200 and 716,794 Class A ordinary shares before the Share Subdivision as detailed in Note 1)
from the open market with an aggregate purchase price of RMB5.0 billion, RMB13.1 billion and RMB7.6 billion (US$1.2 billion) during the years ended December 31, 2019, 2020 and 2021. Before December 31, 2020, the repurchased shares were cancelled under Cayman Islands law upon repurchase and the difference between the par value and the repurchase price was debited to retained earnings.
In 2021, repurchased
shares were recorded in treasury stock account.
Treasury stock
The treasury stock account includes nil ordinary shares and
 57,343,528
ordinary shares repurchased from the open market as of December 31, 2020 and 2021, respectively.
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

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(In millions)
PRC statutory reserve funds	806	1,098	172
Unreserved retained earnings	134,478	144,062	22,607

Total retained earnings	135,284	145,160	22,779

F-7
5

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and statutory reserve funds of the Company’s
PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB45.0 billion and RMB45.9 billion (US$7.2 billion) as of December 31, 2020 and 2021, respectively.
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
Accumulated Other Comprehensive Income (Loss)
The changes in accumulated other comprehensive income (loss) by component, net of tax, were as follows:

	Foreign currency translation adjustment	Unrealized gains (losses) on available-for-sale investments	Unrealized gain on derivative	Total
	RMB	RMB		RMB
	(In millions)
Balance at December 31, 2018	(1,700)	1,910	—	210

Other comprehensive income before reclassification	207	1,981	—	2,188
Amounts reclassified from accumulated other comprehensive income	(989)	(2,689)	—	(3,678)

Net current-period other comprehensive loss	(782)	(708)		(1,490)
Other comprehensive income attribute to noncontrolling interests and redeemable noncontrolling interests	(102)	(1)	—	(103)

Balance at December 31, 2019	(2,584)	1,201	—	(1,383)

Other comprehensive income before reclassification	1,936	380		2,316
Amounts reclassified from accumulated other comprehensive income	—	(541)	—	(541)

Net current-period other comprehensive income (loss)	1,936	(161)		1,775
Other comprehensive income attribute to noncontrolling interests and redeemable noncontrolling interests	(192)	(1)	—	(193)

Balance at December 31, 2020	(840)	1,039	—	199

Other comprehensive (loss) income before reclassification	(88)	(190)	149	(129)
Amounts reclassified from accumulated other comprehensive income	—	—	—	—

Net current-period other comprehensive (loss) income	(88)	(190)	149	(129)
Other comprehensive (loss) income attribute to noncontrolling interests and redeemable noncontrolling interests	(79)	1	—	(78)

Balance at December 31, 2021	(1,007)	850	149	(8)

Balance at December 31, 2021, in US$	(157)	133	23	(1)

F-7
6

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

The amounts reclassified out of accumulated other comprehensive income (loss) represent realized foreign currency translation adjustments, which mainly arise from the disposal of partial interests in Trip and realized gains (losses) on the sales of
available-for-sale
investments, which were recorded in “Others, net” in the consolidated statements of comprehensive (loss) income. The amounts reclassified were determined on the basis of specific identification. Losses on intracompany foreign currency transactions that are of a long-term-investment nature in the amount of nil, RMB1.2 billion and RMB537 million (US$84 million) were included in the foreign currency translation adjustment for the years ended December 31, 2019, 2020 and 2021, respectively.
In October 2019, the Company completed a partial disposal of its investment in Trip and the corresponding accumulated other comprehensive income of RMB989 million was reclassified to income and recorded as “Others, net” in the consolidated statement of comprehensive loss for the year ended December 31, 2019.
The following table sets forth the tax benefit (expense) allocated to each component of other comprehensive (loss) income for the years ended December 31, 2019, 2020 and 2021:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(In millions)
Unrealized gains (losses) on available-for-sale investments
Other comprehensive income before reclassification	(280)	(59)	(3)	—
Amounts reclassified from accumulated other comprehensive income	402	83	—	—

Net current-period other comprehensive (loss) income	122	24	(3)	—

21.	EARNINGS PER SHARE
Following the Share Subdivision as detailed in Note
s
1 and 20, each ordinary share was subdivided into eighty ordinary shares and each ADS represents eight Class A ordinary shares. The weighted average number of ordinary shares used for the calculation of basic and diluted earnings per share/ADS for the years ended December 31, 2019 and 2020 have been retrospectively adjusted.
A reconciliation of net income attributable to Baidu, Inc. in the consolidated statements of comprehensive (loss) income to the numerator for the computation of basic and diluted per share for the years ended December 31, 2019, 2020 and 2021 is as follows:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(In millions, including number of shares, except for per share data)
Net income attributable to Baidu, Inc.	2,057	22,472	10,226	1,605
Accretion of the redeemable noncontrolling interests	(77)	(88)	(350)	(55)

Numerator for basic EPS computation	1,980	22,384	9,876	1,550
Impact of subsidiaries’ and investees’ diluted earnings per share	(28)	—	—	—

Numerator for diluted EPS computation	1,952	22,384	9,876	1,550

F-7
7

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

The following table sets forth the computation of basic and diluted earnings per Class A and Class B ordinary share and basic and diluted earnings per ADS:

	For the years ended December 31,
	2019		2020		2021		2021
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	(In millions, including number of shares and ADS, except for per share and per ADS data)
Earnings per share—basic:
Numerator
Allocation of net income attributable to Baidu, Inc.	1,571	409	17,683	4,701	7,871	1,235	2,005	315

Denominator
Weighted average ordinary shares outstanding (Note)	2,211	576	2,158	574	2,198	2,198	560	560

Denominator used for basic EPS (Note)	2,211	576	2,158	574	2,198	2,198	560	560

Earnings per share—basic ( Note )	0.71	0.71	8.19	8.19	3.58	0.56	3.58	0.56

Earnings per share—diluted:
Numerator
Allocation of net income attributable to Baidu, Inc. for diluted computation	1,549	403	17,723	4,661	7,910	1,242	1,966	308
Reallocation of net income attributable to Baidu, Inc. as a result of conversion of Class B to Class A shares	403	—	4,661	—	1,966	308	—	—

Numerator for diluted EPS calculation	1,952	403	22,384	4,661	9,876	1,550	1,966	308

Denominator
Weighted average ordinary shares outstanding (Note)	2,211	576	2,158	574	2,198	2,198	560	560
Conversion of Class B to Class A ordinary shares (Note)	576	—	574	—	560	560	—	—
Share-based awards (Note)	4	—	24	—	56	56	—	—

Denominator used for diluted EPS (Note)	2,791	576	2,756	574	2,814	2,814	560	560

Earnings per share—diluted ( Note )	0.70	0.70	8.12	8.12	3.51	0.55	3.51	0.55

Earnings per ADS (1 ADS equals 8 Class A ordinary shares) ：
Denominator used for earnings per ADS—basic (Note)	276		270		275	275

Denominator used for earnings per ADS—diluted (Note)	349		344		352	352

Earnings per ADS—basic ( Note )	5.68		65.54		28.64	4.49

Earnings per ADS—diluted ( Note )	5.60		64.98		28.07	4.40

Note:
Basic and diluted net earnings per share, the number of shares and the adjustments for dilutive restricted shares and share options for the years ended December 31, 2019 and 2020 have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that took effect on March 1, 2021, as detailed in Note 1.
The Company did not include certain share options, restricted shares and the effect of convertible senior notes issued by iQIYI in the computation of diluted earnings per share for the years ended December 31, 2019, 2020 and 2021 because those share options, restricted shares and convertible senior notes were anti-dilutive for earnings per share for the respective years.

F-7
8

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
Following the Share Subdivision that took effect on March 1, 2021 as detailed in Notes 1 and 21, each Class A ordinary share was subdivided into eighty Class A ordinary shares and each ADS represents eight Class A ordinary shares. Prior and subsequent to March 1, 2021, one ordinary share was and will be issuable upon the vesting of one outstanding restricted share or the exercise of one outstanding share option, respectively. Therefore, following the Share Subdivision, each share option and restricted share is subdivided into eighty share options and eighty restricted shares, the weighted average grant date fair value per restricted share and the weighted average exercise price per share option is diluted by eighty times. The number of restricted shares and share options, the weighted average grant date fair value per restricted share and the weighted average exercise

F-7
9

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

price per share option for the years ended December 31, 2019 and 2020 has been retrospectively adjusted for the Share Subdivision in the following tables.
Incentive share options
The following table summarizes the option activity for the year ended December 31, 2021:

	Number of share options	Weighted average exercise price (US$)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$ in millions)
Incentive share options
Outstanding, December 31, 2020	24,219,040	17	7	245

Granted	1,299,528	17
Exercised	(3,040,752)	15
Forfeited/Cancelled	(1,024,256)	14

Outstanding, December 31, 2021	21,453,560	17	6	84

Vested and expected to vest at December 31, 2021	18,836,432	18	6	69

Exercisable at December 31, 2021	14,356,680	19	5	44

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2021 and the exercise price.
Total intrinsic value of options exercised for the years ended December 31, 2019, 2020 and 2021 was RMB77 million, RMB157 million and RMB210 million (US$33 million), respectively. The total fair value of options vested during the years ended December 31, 2019, 2020 and 2021 was RMB216 million, RMB261 million and RMB217 million (US$34 million), respectively.
Share options are usually subject to vesting schedules ranging from two to four years. As of December 31, 2021, RMB134 million (US$21 million) of unrecognized share-based compensation cost related to share options is expected to be recognized over a weighted-average vesting period of 2.2 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from expectation.
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

F-
80

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

For the years ended December 31
	2019	2020	2021
Risk-free interest rate	1.58%~2.49%	1.51~1.52%	0.63~1.23%
Dividend yield	—	—	—
Expected volatility range	34.62%~35.14%	34.83%~34.92%	38.12%~39.82%
Expected life (in years)	5.83~6.03	5.90~6.01	5.80~5.86
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
The exercise price of options granted during the years ended December 31, 2019, 2020 and 2021 equaled the market price of the ordinary shares on the grant date. The weighted-average grant-date fair value of options granted during the years ended December 31, 2019, 2020 and 2021 was US$5, US$9 and US$12, respectively.
Restricted Shares
Restricted Shares activity for the year ended December 31, 2021 was as follow:

	Number of shares	Weighted average grant date fair value (US$)
Restricted Shares
Unvested, December 31, 2020	130,501,520	16
Granted	68,985,632	23
Vested	(44,506,528)	18
Forfeited/Cancelled	(16,540,152)	17

Unvested, December 31, 2021	138,440,472	19

The total fair value of the restricted shares vested during the years ended December 31, 2019, 2020 and 2021 was RMB4.1 billion, RMB4.6 billion and RMB5.0 billion (US$782 million), respectively. The weighted-average grant-date fair value of the Restricted Shares granted during the years ended December 31, 2019, 2020, and 2021 was US$16, US$14 and US$23, respectively.
As of December 31, 2021, there was RMB8.2 billion (US$1.3 billion) of unrecognized share-based compensation cost related to restricted shares, which is expected to be recognized over a weighted-average vesting period of 2.7 years. To the extent the actual forfeiture rate is different from the original estimate, the actual share-based compensation costs related to these awards may be different from expectation. To the extent the Company revises this estimate in the future, share-based compensation expense could be materially impacted in the year of revision, as well as in the following years.

F-8
1

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Subsidiaries-iQIYI
2010 Equity Incentive Plan
In October 2010, iQIYI adopted its 2010 Equity Incentive Plan (the “iQIYI 2010 Plan”), which permits the grant of restricted shares, options and share appreciation rights to the employees, directors, officers and consultants to purchase iQIYI’s ordinary shares. The 2010 Plan is valid and effective for an original term of ten years, and further extended to twenty years on September 15, 2020 commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under the 2010 Plan. As of December 31, 2021, the share option pool under the iQIYI 2010 Plan approved by the Board of Directors of iQIYI was 589,729,714 iQIYI’s ordinary shares. All options granted vest over a four-year period, with 25% of the awards vesting on the first anniversary, and the remaining 75% of the awards vesting on a quarterly basis thereafter.
The following table sets forth the summary of employee option activity under the iQIYI’s 2010 Plan:

	Number of share options	Weighted average exercise price （ US$ ）	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$ in millions)
Outstanding, December 31, 2020	420,698,274	0.49	7	846
Granted	2,583,000	0.51
Forfeited/Expired	(16,151,880)	0.51
Exercised	(65,463,860)	0.43

Outstanding, December 31, 2021	341,665,534	0.49	7	57

Vested and expected to vest at December 31, 2021	335,342,645	0.48	7	56

Exercisable at December 31, 2021	253,949,473	0.48	6	45

As of December 31, 2021, there was RMB1.1 billion (US$174 million) of unrecognized share-based compensation cost related to share options granted by iQIYI. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.1 years.
2017 Share Incentive Plan
In November 2017, iQIYI adopted its 2017 Share Incentive Plan (the “iQIYI 2017 Plan”). Under the iQIYI 2017 Plan, iQIYI is authorized to grant options, restricted shares and restricted share units to members of the board, employees, consultants and other individuals for which the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is

720,000
iQIYI’s ordinary shares. The iQIYI 2017 Plan is valid and effective for a term of
ten years
commencing from its adoption. Except for service conditions, there are no other vesting conditions for all the awards issued under iQIYI 2017 Plan. As of December 31, 2021, all restricted shares granted under iQIYI 2017 Plan are either vested or forfeited, and there was no unrecognized share-based compensation cost related to these restricted shares.
2021 Equity Incentive Plan
On December 2, 2021, iQIYI adopted its 2021 Equity Incentive Plan (the “iQIYI 2021 Plan”), which permits the grant of restricted shares units and options to the directors, employees, consultants and other individuals of iQIYI. Under the 2021 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to

F-8
2

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

all awards shall initially be 364,000,000 iQIYI’s ordinary shares, provided that if restricted share units are granted, each restricted share unit (that entitles the holder to one ordinary share) granted shall reduce the number of ordinary shares under the 2021 Plan available for future grants by 1.3 ordinary shares. The 2021 Plan is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under the 2021 Plan. Any unvested portion of the restricted shares units and options will be forfeited upon the termination of the grantee’s service for any reason. In the event the grantee’s service is terminated for cause other than death or permanent disability, the vested portion of the options will be expired upon 90 days following such termination. As of December 31, 2021, iQIYI has not granted any restricted shares units or options under the 2021 Plan.
The following table summarizes the share-based compensation cost recognized by iQIYI:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(In millions)
Expensed as cost of revenues	171	202	173	27
Expensed as selling, general and administrative	676	851	718	113
Expensed as research and development	238	317	328	51

	1,085	1,370	1,219	191

The following table summarizes the total share-based compensation cost recognized by the Group:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(In millions)
Expensed as cost of revenues	327	360	399	62
Expensed as selling, general and administrative	1,768	1,897	1,840	289
Expensed as research and development	3,531	4,471	4,817	756

	5,626	6,728	7,056	1,107

Other Subsidiaries
In fiscal year 2021, several subsidiaries of the Company
have
granted restricted shares and share options tied to the valuation of the subsidiaries to the employees of the Company, of which will be settled by the subsidiaries upon vesting or exercise of these awards. These awards are generally subject to a four-year vesting schedule as determined by the administrator of the plan. During the year ended December 31, 2021, the expenses recognized in respect of the share-based awards relating to these subsidiaries are insignificant.

F-8
3

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

23.	RELATED PARTY TRANSACTIONS
Related party transactions with investees
Related party transactions provided by the Company primarily related to online marketing services, cloud services and other services. The following table summarizes the revenue recognized from transactions with investees for the years ended December 31, 2019, 2020 and 2021.

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Revenues:
Related Party A	627	204	315	49
Related Party B	731	678	888	139
Related Party E	280	949	126	20
Other Investees	1,394	1,015	1,038	163

Total	3,032	2,846	2,367	371

The Group purchased produced content and licensed copyrights, traffic acquisition and other services from equity investees in an amount of RMB3.0 billion, RMB1.9 billion and RMB3.0 billion (US$464 million) for the years ended December 31, 2019, 2020 and 2021, respectively.
Related party transactions with others
In 2021, related party transactions with Related Party D, a party which the Company can significantly influence the management or operating policies, mainly related to content purchased from and online marketing services sold to related party D, which amounted to
RMB51 million (US$8 million) and RMB2.0 billion (US$312 million), respectively. In addition, other related party transactions were insignificant for each of the years presented, which included reimbursements to Robin Li’s use of an aircraft beneficially owned by his family member used for the Company’s business purposes.

F-8
4

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Balances of due from/due to related parties
As of December 31, 2020 and 2021, amounts due from/due to related parties were as follows:
Expect for the
non-trade
balances as of December 31, 2020 and 2021 relate to transactions disclosed below, amounts due from/due to related parties arising from the ordinary and usual course of business of the Group and were trade in nature.

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(In millions)
Amounts due from related parties, current:
Related Party A (i)	22	22	3
Related Party B (ii)	306	375	59
Related Party E (iii)	212	—	—
Related Party D (xii)	—	514	81
Other related parties (iv)	186	457	72

Total	726	1,368	215

Amounts due from related parties, non-current:
Related Party B (ii)	3,398	3,405	534
Other related parties (v)	40	82	13

Total	3,438	3,487	547

Amounts due to related parties, current:
Related Party A (vi)	50	37	6
Related Party B (vii)	489	457	72
Related Party F (viii)	175	305	48
Other related parties (ix)	610	965	151

Total	1,324	1,764	277

Amounts due to related parties, non-current:
Related Party B (x)	3,216	3,139	493
Related Party F (viii)	325	128	20
Other related parties (xi)	2	1	—

Total	3,543	3,268	513

(i)	The balances mainly represent amounts arising from online marketing services, cloud services and other services the Company provided to Related Party A.
(ii)	The balances represent non-trade long-term loans due from Related Party B with interest rates ranging from 0.00% to 0.50%, and amounts arising from services the Company provided to Related Party B .
(iii)
The balances mainly represent amounts arising from services including online marketing services and cloud services the Company provided to Related Party E. Related Party E ceases to be a related party from February 2021 as the Company does not have significant influence over Related Party E after its public listing.

(iv)	The balances mainly represent amounts arising from cloud services and other services the Company provided to its investees in ordinary course of business.
(v)	The balance consists of amount due from the Company’s investees in the ordinary course of business.

F-8
5

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(vi)
The balances mainly represent amounts arising from deferred revenue relating to the future online marketing services and other services to be provided by the Company to Related Party A and business trip services provided by Related Party A.

(vii)
The balance represents amount due to Related Party B arising from services provided by Related Party B to the Company in the ordinary course of business and non-trade
loans provided by Related Party B with interest rates of nil.

(viii)	The balances mainly represent deferred revenue relating to the future services to be provided by the Company to Related Party F which is an equity method investment investee.
(ix)
The balances mainly represent amounts arising from services including advertising services and licensing of content assets provided by the Company’s investees and non-trade
amounts payable for acquiring the equity interest of the Company’s investees.

(x)	The balances mainly represent non-trade interest-free long-term loans provided by Related Party B.
(xi)	The balance mainly represents deferred revenue relating to the future services to be provided by the Company to investees.
(xii)	The balance mainly represents online marketing services provided to Related Party D.

2 4 .	SEGMENT REPORTING
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

F-8
6

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

The table below provides a summary of the Group’s operating segment operating results for the year ended December 31, 2019.

	For the year ended December 31, 2019
	Baidu Core	iQIYI	Intersegment eliminations	Consolidated
	RMB	RMB	RMB	RMB
	(In millions)
Total revenues	79,711	28,994	(1,292)	107,413

Operating costs and expenses:
Cost of revenues	34,019	30,348	(1,517)	62,850
Selling, general and administrative	14,733	5,237	(60)	19,910
Research and development	15,698	2,667	(19)	18,346

Total operating costs and expenses	64,450	38,252	(1,596)	101,106

Operating profit (loss)	15,261	(9,258)	304	6,307

Total other income (loss), net	(5,680)	(967)	—	(6,647)

Income (loss) before income taxes	9,581	(10,225)	304	(340)

Income taxes	1,896	52	—	1,948

Net income (loss)	7,685	(10,277)	304	(2,288)

Less: net income (loss) attributable to noncontrolling interests	105	46	(4,496)	(4,345)

Net income (loss) attributable to Baidu, Inc.	7,580	(10,323)	4,800	2,057

The table below provides a summary of the Group’s operating segment operating results for the year ended December 31, 2020.

	For the year ended December 31, 2020
	Baidu Core	iQIYI	Intersegment eliminations	Consolidated
	RMB	RMB	RMB	RMB
	(In millions)
Total revenues	78,684	29,707	(1,317)	107,074

Operating costs and expenses:
Cost of revenues	28,368	27,884	(1,094)	55,158
Selling, general and administrative	12,931	5,188	(56)	18,063
Research and development	16,847	2,676	(10)	19,513

Total operating costs and expenses	58,146	35,748	(1,160)	92,734

Operating profit (loss)	20,538	(6,041)	(157)	14,340

Total other income (loss), net	9,693	(943)	—	8,750

Income (loss) before income taxes	30,231	(6,984)	(157)	23,090

Income taxes	4,041	23	—	4,064

Net income (loss)	26,190	(7,007)	(157)	19,026

Less: net (loss) income attributable to noncontrolling interests	(334)	31	(3,143)	(3,446)

Net income (loss) attributable to Baidu, Inc.	26,524	(7,038)	2,986	22,472

F-8
7

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

The table below provides a summary of the Group’s operating segment operating results for the year ended December 31, 2021.

	For the year ended December 31, 2021
	Baidu Core		iQIYI		Intersegment eliminations		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(In millions)
Total revenues	95,163	14,933	30,554	4,795	(1,224)	(192)	124,493	19,536

Operating costs and expenses:
Cost of revenues	37,838	5,937	27,513	4,317	(1,037)	(162)	64,314	10,092
Selling, general and administrative	20,040	3,145	4,725	742	(42)	(8)	24,723	3,879
Research and development	22,143	3,475	2,795	439	—	—	24,938	3,914

Total operating costs and expenses	80,021	12,557	35,033	5,498	(1,079)	(170)	113,975	17,885

Operating profit (loss)	15,142	2,376	(4,479)	(703)	(145)	(22)	10,518	1,651

Total other income (loss), net	1,793	281	(1,533)	(241)	—	—	260	40

Income (loss) before income taxes	16,935	2,657	(6,012)	(944)	(145)	(22)	10,778	1,691

Income taxes	3,090	485	97	15	—	—	3,187	500

Net income (loss)	13,845	2,172	(6,109)	(959)	(145)	(22)	7,591	1,191

Less: net income (loss) attributable to noncontrolling interests	288	45	61	10	(2,984)	(469)	(2,635)	(414)

Net income (loss) attributable to Baidu, Inc.	13,557	2,127	(6,170)	(969)	2,839	447	10,226	1,605

The following table presents the Company’s revenues disaggregated by segment and by types of products or services:

	For the years ended
	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	US$
	(In millions)
Online marketing services	70,038	66,283	73,919	11,600
Cloud services (i)	6,370	9,173	15,070	2,365
Others (i)	3,303	3,228	6,174	968

Baidu Core Subtotal	79,711	78,684	95,163	14,933

Membership services (i)	14,436	16,491	16,714	2,623
Online advertising services (ii)	8,271	6,822	7,067	1,109
Content distribution (i)	2,544	2,660	2,856	448
Others (i)	3,743	3,734	3,917	615

iQIYI Subtotal	28,994	29,707	30,554	4,795
Intersegment eliminations	(1,292)	(1,317)	(1,224)	(192)

Total revenue	107,413	107,074	124,493	19,536

(i) The revenues were presented as “Others” in the consolidated statements of comprehensive (loss) income
(ii) The revenues were presented as “Online marketing services” in the consolidated statements of comprehensive (loss) income

F-8
8

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2 5 .	FAIR VALUE MEASUREMENTS
ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	–	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	–
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
Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis
In accordance with ASC 820, the Company measures equity investments with readily determinable fair value, investments accounted for at fair value, available-for-sale
debt investments and derivatives instruments at fair value on a recurring basis. The fair values of time deposits are determined based on the prevailing interest rates in the market. The fair values of the Company’s held-to-maturity
debt investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates. The fair value of the Company’s short-term available-for-sale
debt investments are measured using the income approach, based on quoted market interest rates of a similar instrument and other significant inputs derived from or corroborated by observable market data. The fair values of the Company’s equity investments in equity securities of publicly listed companies are measured using quoted market prices. The fair value of derivative instruments of interest rate swaps are based on broker quotes. The fair value of financial liability is estimated based on the quoted market price of a similar asset to the underlying assets. Investments accounted for at fair value are equity investments in listed and unlisted companies held by consolidated investment companies. These investments in unlisted companies and long-term available-for-sale
debt investments do not have readily determinable market value, which were categorized as Level 3 in the fair value hierarchy. The Company uses a market approach based on the Company’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees, liquidity factors and multiples of a selection of comparable companies.
The fair values of the Company’s notes payable are extracted directly from their quoted market prices. The fair values of the convertible senior notes are based on broker quotes. The Company carries the convertible senior notes at face value less unamortized debt discount and issuance costs on its consolidated balance sheets and presents the fair value for disclosure purposes only.

F-8
9

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Assets and liabilities measured on a recurring basis or disclosed at fair value are summarized below:

		Fair value measurement or disclosure at December 31, 2020 using
	Total fair value at December 31, 2020	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
	(In millions)
Fair value disclosure

Cash equivalents:
Time deposits	16,133		16,133
Money market funds	198	198

Short-term investments:
Held-to-maturity debt investments	124,132		124,132

Convertible senior notes, current portion	4,967		4,967

Long-term investments:
Held-to-maturity debt investment	9,754		9,754

Long-term notes payable	52,575		52,575

Convertible senior notes, non-current portion	12,078		12,078

Fair value measurements on a recurring basis

Short-term investments:
Available-for-sale debt investments	2,865		2,865

Long-term investments:
Equity investments at fair value with readily determinable fair value	12,978	12,978
Investments accounted for at fair value	2,238			2,238
Available-for-sale debt investments	2,607			2,607

Total assets measured at fair value	20,688	12,978	2,865	4,845

Accounts payable and accrued liabilities:
Derivative instruments	40		40

Amounts due to related parties, current:
Financial liability	327		327

Total liabilities measured at fair value	367	—	367

F-
90

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

			Fair value measurement or disclosure at December 31, 2021 using
	Total fair value at December 31, 2021		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	US$	RMB	RMB	RMB
	(In millions)
Fair value disclosure

Cash equivalents:
Time deposits	16,262	2,552		16,262
Money market funds	3	—	3

Short-term investments:
Held-to-maturity debt investments	141,584	22,218		141,584

Long-term investments:
Held-to-maturity debt investment	8,014	1,258		8,014

Notes payable, current portion	10,659	1,673		10,659

Notes payable, non-current portion	45,073	7,073		45,073

Convertible senior notes, non-current portion	9,547	1,498		9,547

Fair value measurements on a recurring basis

Short-term investments:
Available-for-sale debt investments	2,557	401		2,557

Long-term investments:
Equity investments at fair value with readily determinable fair value	16,375	2,570	16,375
Equity investments without readily determinable fair value using NAV practical expedient (i)	957	150
Investments accounted for at fair value	4,228	663	457		3,771
Available-for-sale debt investments	2,262	355			2,262

Other non-current assets
Derivative instruments	149	23		149

Total assets measured at fair value	26,528	4,162	16,832	2,706	6,033

Amounts due to related parties, current:
Financial liability	288	45		288

Total liabilities measured at fair value	288	45		288

(i)
Investments are measured at fair value using NAV as a practical expedient. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

F-9
1

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:
Investments accounted for at fair value:

Amounts
RMB
(In millions)
Balance at December 31, 2019	1,819
Additions	371
Disposals	(63)
Net unrealized fair value increase recognized in earnings	151
Foreign currency translation adjustments	(40)

Balance at December 31, 2020	2,238
Additions	475
Disposals	(59)
Net unrealized fair value increase recognized in earnings	1,187
Foreign currency translation adjustments	(20)
Transition to assets categorized within level 1 (i)	(50)

Balance at December 31, 2021	3,771

Balance at December 31, 2021, in US$	592

(i)	The fair value hierarchy of certain equity investments were transferred from level 3 to level 1 due to the public listing of the investees during the year ended December 31, 2021

F-9
2

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Available-for-sale
debt investments:

Amounts
RMB
(In millions)
Balance at December 31, 2019	3,970
Additions	5
Disposals	(500)
Reclassification	412
Conversion to equity investment	(1,355)
Share of losses in excess of equity method investment in ordinary shares	(82)
Net unrealized fair value increase recognized in other comprehensive income	153
Accrued interest	68
Foreign currency translation adjustments	(64)

Balance at December 31, 2020	2,607
Additions	67
Conversion to equity investment	(18)
Share of losses in excess of equity method investment in ordinary shares	(207)
Net unrealized fair value change recognized in other comprehensive income	(243)
Accrued interest	75
Foreign currency translation adjustments	(19)

Balance at December 31, 2021	2,262

Balance at December 31, 2021, in US$	355

Assets measured at fair value on a
non-recurring
basis
The Company measures certain
non-financial
assets on a nonrecurring basis.
For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured
to fair value (Note 4). The
non-recurring
fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. These non-recurring
fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as expected volatility and probability of exit events as it relates to liquidation and redemption preferences. When there is impairment of equity securities accounted for under the measurement alternative and equity method investments, the non-recurring
fair value measurements are measured at the date of impairment. The fair values of the Company’s equity method investments in publicly listed companies are measured using quoted market prices. Estimating the fair value of investees without observable market prices is highly judgmental due to the subjectivity of the unobservable inputs (level 3) used in the valuation methodologies used to determine fair value. The Company uses valuation methodologies, primarily the market approach, which requires management to use unobservable inputs (level 3) such as selection of comparable companies and multiples, expected volatility, discount for lack of marketability and probability of exit events as it relates to liquidation and redemption preferences, when applicable. These unobservable inputs

F-9
3

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

and resulting fair value estimates may be affected by unexpected changes in future market or economic conditions. The fair value information presented is not as of the period’s end, and is sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented.
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
The following table summarizes the Company’s financial assets held as of December 31, 2020 and 2021 for which a non-recurring
fair value measurement was recorded during the years ended December 31, 2020 and 2021:

	Total Balance		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value adjustment		Impairment
	RMB	US$	RMB	RMB	RMB	RMB	US$	RMB	US$
	(In millions)
Fair value measurements on a non-recurring basis

As of December 31, 2020
Long-term investments (i)	14,205		367		13,838	3,725		(1,862)
Intangible assets (i)	62		—	—	62			(350)
Mainland China film group—Licensed copyrights as of March 31, 2020 (ii)	7,186		—	—	7,186			(390)
Mainland China film group—Produced contents as of March 31, 2020 (ii)	4,124		—	—	4,124			(210)
Produced content monetized on its own (iii)	40		—	—	40			(205)

As of December 31, 2021
Long-term investments (i)	9,653	1,515	—	145	9,508	896	141	(4,316)	(677)
Produced content monetized on its own (iii)	30	5	—	—	30			(161)	(25)

(i)
Due to factors such as the outbreak of coronavirus
(COVID-19)
resulting in declined financial performances and changes in business circumstances of certain investees, the Company recognized impairment charges of long-term investments in the consolidated statement of comprehensive (loss) income during the years ended December 31, 2020 and 2021. For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured
to fair value. The Company recognized impairment loss on intangible assets as of March 31, 2020. The impairment loss on intangible assets in 2021 was immaterial.

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

inflows, including future production, operation, exploitation and administrative costs, which were estimated at
32%-37%
of revenue in aggregate. The discount rate was determined to be the weighted average cost of capital of the Mainland China film group at 15%. As of March 31, 2020, the fair value of the Mainland China film group was less than its corresponding carrying value and resulted in the Company recognizing an impairment charge of RMB390 million related to licensed copyrights and RMB210 million related to produced content, respectively. The impairment charge was recognized as cost of revenues in the consolidated statement of comprehensive income for the year ended December 31, 2020.

(iii)
In addition, due to adverse changes in the expected performance of certain produced content and the reduced amount of ultimate revenue expected to be recognized, an impairment charge of RMB205 million and RMB161 million (US$25 million) was recognized for produced content predominantly monetized on its own and was recognized as cost of revenues in the consolidated statement of comprehensive income for the years ended December 31, 2020 and 2021, respectively. The fair value information presented is not as of the period’s end, and is sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented.

26 .	SUBSEQUENT EVENTS
The Company, Jidu and Geely entered into a Share Purchase Agreement (the “Series A Purchase Agreement”) on January 20, 2022, pursuant to which the Company acquired
67,867,337
Series A preferred shares of Jidu at
US$200
million. Jidu issued a warrant to Geely that Geely shall have the right to purchase
55,527,698
Series A preferred shares at
US$164
million. The Series A preferred shares is considered in-substance common stock that has risk and reward characteristics that are substantially similar to Jidu’s common stock. After the transaction closed in January 2022, the Company holds an equity interest of

53.2%.
However, considering the substantive participating rights held by Geely, the Company continuely accounts for its investment as an equity method investment in accordance with ASC 323 (Note 4).
In March 2022, iQIYI entered into subscription agreements with the Company and a consortium of financial investors, who have agreed to subscribe for and purchase from iQIYI, through a private placement, a total of
164,705,882 newly issued Class B ordinary shares and 304,705,880 newly issued Class A ordinary shares of iQIYI, for a total purchase price of US$285 million (equivalent to RMB1,816 million) in cash.
Subsequent to December 31, 2021, the potential worsening global economic conditions and the recent disruptions to, and volatility in, the global financial markets resulting from the ongoing COVID-19 pandemic and tensive geopolitical conflicts may have an adverse effect on the fair value of the Group’s long-term investments, which may lead to a significant downward adjustments or impairment in the Group’s long-term investments.

F-9
5