Form 20-F
period 2022-12-31
Baidu, Inc.
filed 2023-03-22
CIK 1329099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form

20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022.

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
Rong Luo, Chief Financial Officer
Telephone: +(86 10) 5992-8888
Email: ir@baidu.com
Facsimile: +(86 10) 5992-0000
Baidu Campus
No. 10 Shangdi 10th Street,
Haidian District, Beijing 100085
The People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares (each American depositary share representing eight Class A ordinary shares, par value US$0.000000625 per share)	BIDU	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.000000625 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.000000625 per share	9888	The Stock Exchange of Hong Kong Limited

*	Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

2,254,485,072 Class A ordinary shares and 542,100,320 Class B ordinary shares, par value US$0.000000625 per share, as of December 31, 2022.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under
Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“ADSs” refers to our American depositary shares, each ADSs representing eight Class A ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “mainland China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

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

•

“our company” refers to Baidu, Inc., which is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our mainland China subsidiaries and (ii) contractual arrangements with the variable interest entities, or the VIEs, based in mainland China. This structure entails unique risks to investors, see “Item 3.D. Key Information—Risk Factors—Risks Related to our Corporate Structure” for more details;

•	“RMB” or “Renminbi” refers to the legal currency of mainland China;

•	“SFO” refers to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;

•	“shares” or “ordinary shares” refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares;

•

“user traffic” or “traffic” refers generally to page views of a website, with “page views” measuring the number of web pages viewed by internet users over a specified period of time except that multiple page views of the same page viewed by the same user on the same day are counted only once;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•

“we,” “us,” “our,” or “Baidu” refers to Baidu, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities in mainland China, including, but not limited to, Beijing Baidu Netcom Science Technology Co., Ltd., or Baidu Netcom, Beijing Perusal Technology Co., Ltd., or Beijing Perusal, Beijing iQIYI Science & Technology Co., Ltd., or Beijing iQIYI, and all of the variable interest entities are domestic companies incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure;

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Our Corporate Structure and Contractual Arrangements with the Variable Interest Entities

Baidu, Inc. is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our subsidiaries incorporated in mainland China, or mainland China subsidiaries, and (ii) contractual arrangements with the variable interest entities based in mainland China. Our internet content services, value-added telecommunication-based services, internet map services, online audio and video services and mobile application distribution businesses in mainland China have been conducted through the applicable VIEs in order to comply with the laws and regulations of mainland China, which restrict and impose conditions on foreign direct investment in companies involved in the provision of such businesses. Accordingly, we operate these businesses in mainland China through the variable interest entities, and rely on contractual arrangements among Baidu, Inc./iQIYI, Inc., our mainland China subsidiaries, the variable interest entities and their nominee shareholders to control the business operations of the variable interest entities. External revenues contributed by the variable interest entities accounted for 43%, 44% and 47% of our total external revenues for the years ended December 31, 2020, 2021 and 2022, respectively. As used in this annual report, “our company” refers to Baidu, Inc., whereas “we,” “us,” “our,” or “Baidu” refers to Baidu, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities in mainland China and all of the variable interest entities are domestic companies incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. Investors in our ADSs are not purchasing equity interest in the variable interest entities in mainland China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

Our subsidiaries, the variable interest entities and their shareholders have entered into a series of contractual agreements. These contractual arrangements:

•	enable us to receive the economic benefits that could potentially be significant to the variable interest entities in consideration for the services provided by our subsidiaries;

•	effectively assigned all of the voting rights underlying the nominee shareholders’ equity interest in the variable interest entities to us; and

•	enable us to hold an exclusive option to purchase all or part of the equity interests in the variable interest entities when and to the extent permitted by the laws of mainland China.

These contractual arrangements among Baidu, Inc./iQIYI, Inc., our subsidiaries, the variable interest entities and their shareholders generally include shareholder voting rights trust agreements or proxy agreements, exclusive equity purchase and transfer option agreements or exclusive purchase option agreements, loan agreements, operating agreements or business operation agreements, exclusive technology consulting and services agreements, and equity pledge agreements, as the case may be. As for some of the variable interest entities, our subsidiaries have entered into additional business cooperation agreements, power of attorney, license agreements and/or commitment letters (as the case may be) with these variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with the variable interest entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, the shareholders of the variable interest entities effectively assigned all of their voting rights underlying their equity interest in the variable interest entities to the primary beneficiaries of these companies, which gives our company or its subsidiaries/iQIYI the power to direct the activities that most significantly impact the variable interest entities’ economic performance. The nominee shareholders of Baidu Netcom, Beijing Perusal and Beijing iQIYI, the variable interest entities, are directors or members of senior management of us or iQIYI. We or iQIYI consider such people suitable to act as the nominee shareholders of these variable interest entities because of, among other considerations, their contribution to us or iQIYI, their competence and their length of service with and loyalty to us or iQIYI. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities and the Nominee Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities and we may incur substantial costs to enforce the terms of the arrangements. If the variable interest entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that effectively assigned us the voting rights in the variable interest entities, and these agreements have not been tested in the courts of mainland China. Furthermore, if we are unable to maintain such effective assignment, we would not be able to continue to consolidate the financial results of these entities in our financial statements. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—Our contractual arrangements with the variable interest entities in mainland China and the individual nominee shareholders may not be as effective in providing control over these entities as direct ownership” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—The individual nominee shareholders of the variable interest entities may have potential conflicts of interest with us, which may adversely affect our business. We do not have any arrangements in place to address such potential conflicts.”

There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entities and their nominee shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entities is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—Laws and regulations of mainland China governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in the laws and regulations of mainland China or changes in interpretations thereof may materially and adversely affect our business.”

Our operations are primarily conducted in mainland China through (i) our mainland China subsidiaries and (ii) contractual arrangements with the variable interest entities based in mainland China, and revenues are primarily generated from mainland China. Though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, the definition of “foreign investment” thereunder is relatively wide and contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. If any of the variable interest entities were deemed as a foreign-invested enterprise under any such future laws, administrative regulations or provisions and any of our business would be included in any negative list or other form of restrictions on foreign investment, we may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on our business, financial condition, result of operations and prospects. In addition, if the PRC regulatory authorities were to find our legal structure and contractual arrangements to be in violation of any laws, administrative regulations or provisions of mainland China, we are uncertain what impact of above PRC regulatory authorities’ actions would have on us and our ability to consolidate the variable interest entities in the consolidated financial statements. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the variable interest entities. Our company and its investors may never have a direct ownership interest in the businesses that are conducted by the variable interest entities. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds that the agreements that establish the structure for operating our business in mainland China do not comply with the laws and regulations of mainland China, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the variable interest entities could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the variable interest entities being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in mainland China, are held by the variable interest entities. A significant part of our revenues are generated by the variable interest entities. An event that results in the deconsolidation of the variable interest entities would have a material effect on our operations and result in the value of the securities of our company diminish substantially or even become worthless. Our company, our mainland China subsidiaries and the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a whole. Baidu, Inc. may not be able to repay its indebtedness, and the Class A ordinary shares or ADSs of our company may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our mainland China subsidiaries and the variable interest entities that conduct all or substantially all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

Our company and the variable interest entities face various risks and uncertainties related to doing business in China. For example, we face risks associated with regulatory approvals on offshore offerings, antimonopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or adversely affect the value of such securities. For a detailed description of risks related to doing business in China, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

PRC government’s certain administrative measures in regulating (i) our operations and (ii) offerings conducted overseas by, and foreign investment in, China-based issuers, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may result in adverse effect on the value of such securities. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Failure to meet the PRC government’s complex regulatory requirements on our business operation could have a material adverse effect on our operations and the value of our securities.”

Risks and uncertainties arising from the PRC legal system, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Government Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the variable interest entities in mainland China. Our operations in mainland China are governed by the laws and regulations of mainland China. As of the date of this annual report, our mainland China subsidiaries and the variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and the variable interest entities in mainland China, including, among others, the Value-Added Telecommunication Business Operating License, the Internet News Information Service License, the

Short Messaging Service Access Code Certificate, the Online Audio/Video Program Transmission License, the Radio and Television Program Production License, the Surveying and Mapping Qualification Certificate for internet map services, the Internet Culture Business Permit, the Publication Business Operating License, the Filing Certificate for Internet Drug and Medical Devices Information Services/the Qualification Certificate for Internet Drug Information Services, the Human Resource Services License, the Filing Certificate for the Online Transaction Platform, the Filing Certificate for Business of Category II Medical Devices, the Registration Certificate for Medical Devices, the Food Business License, the Medicine Business License, the Filing Certificate for the Online Publication Transaction Platform, the Internet Domain Name Services License, the Medical Device Operation License, the Medical Device Production License, the Filing Certificate for Third-Party Platform Provider of Online Trading Service for Medical Device, the Practice License of Medical Institutions, the Internet Religious Information Service License, the Filing Certificate of Artworks Operators, the Filing Information Form of Third Party Platform Providers of Online Food Trading, the Aquatic Wildlife Operation and Utilization License and certain permits for road testing and demonstration application of autonomous driving vehicles. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in the regulations of internet and related business and companies in mainland China.”

Furthermore, in connection with our historical issuance of securities to foreign investors, we, our mainland China subsidiaries and the variable interest entities, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain such permissions by any PRC government authority.

However, the PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Rules, which will take effect on March 31, 2023. According to the Filing Rules, domestic companies in mainland China that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Filing Rules. Therefore, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Filing Rules. For more detailed information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Cash Flows through Our Organization

Baidu, Inc. is a holding company with no operations of its own. We conduct our operations in mainland China primarily through our subsidiaries and the variable interest entities in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, Baidu, Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our mainland China subsidiaries and license and service fees paid by the variable interest entities. If any of our subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to Baidu, Inc. In addition, our mainland China subsidiaries are permitted to pay dividends to Baidu, Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our mainland China subsidiaries and the variable interest entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

Under the laws and regulations of mainland China, our mainland China subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our mainland China subsidiaries and the net assets of the variable interest entities in which we have no legal ownership, totaling RMB45.0 billion, RMB45.9 billion and RMB47.3 billion (US$6.9 billion) as of December 31, 2020, 2021 and 2022, respectively. For risks relating to the fund flows of our operations in mainland China, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and the variable interest entities in mainland China are subject to restrictions on paying dividends and making other payments to our holding company.”

From 2020 to 2022, certain of our mainland China subsidiaries have declared and distributed profits earned to Baidu (Hong Kong) Limited for an aggregate amount of RMB20.0 billion (US$2.9 billion); the dividend payments are subject to withholding tax. We have made tax provisions based on the corresponding tax rate. If our mainland China subsidiaries further declare and distribute profits earned after January 1, 2008 in the future, the dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For the potential distributable profits to be distributed to our qualified Hong Kong incorporated subsidiary, the deferred tax liabilities are accrued at a 5% withholding tax rate. For more information on related risks, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—If our mainland China subsidiaries declare and distribute dividends to their respective offshore parent companies, we will be required to pay more taxes, which could have a material and adverse effect on our result of operations.”

Under the laws of mainland China, Baidu Inc. may provide funding to our mainland China subsidiaries only through capital contributions or loans, and to the variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements.

For the years ended December 31, 2020, 2021 and 2022, Baidu, Inc. provided loans with principal amount of RMB10.0 billion, RMB14.5 billion and RMB11.0 billion (US$1.6 billion), respectively, to its subsidiaries, and the subsidiaries repaid principal amount of RMB15.4 billion, RMB4.9 billion and RMB12.6 billion (US$1.8 billion), respectively, to Baidu, Inc.

For the years ended December 31, 2020, 2021 and 2022, the subsidiaries of Baidu, Inc. provided loans with principal amount of RMB6.5 billion, RMB3.1 billion and RMB22.3 billion (US$3.2 billion), respectively, to Baidu, Inc. and Baidu, Inc. repaid principal amount of RMB3.5 billion, RMB3.0 billion and RMB3.1 billion (US$449 million), respectively, to its subsidiaries.

For the years ended December 31, 2020, 2021 and 2022, loans for the amounts of RMB602 million, RMB409 million and RMB65 million (US$9 million), respectively, were provided to the nominee shareholders to fund the capitalization of the variable interest entities for which the Company does not intend to seek repayment, and nil was repaid by the nominee shareholders.

For the years ended December 31, 2020, 2021 and 2022, the variable interest entities received RMB5.0 billion, RMB6.9 billion and RMB5.4 billion (US$780 million), respectively, as capital contributions or loans from the subsidiaries of Baidu, Inc. and the variable interest entities repaid principal amount of RMB1.1 billion, nil and RMB6.5 billion (US$940 million), respectively, to the subsidiaries.

For the years ended December 31, 2020, 2021 and 2022, the variable interest entities provided loans with principal amount of RMB261 million, RMB450 million and nil, respectively, to the subsidiaries of Baidu, Inc. and the subsidiaries repaid principal amount of RMB36 million, RMB10 million and RMB200 million (US$29 million), respectively, to the variable interest entities.

Baidu, Inc. has not declared or paid any cash dividends, nor does it has any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information—Dividend Policy.” For mainland China and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information— E. Taxation.”

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data and cash flow data for the three years ended December 31, 2020, 2021 and 2022 and the consolidated balance sheets data as of December 31, 2021 and 2022 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data and cash flow data for the years ended December 31, 2018 and 2019 and the selected consolidated balance sheets data as of December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements for the years ended December 31, 2018, 2019 and 2020, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(In millions, except per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Revenues:
Online marketing services	81,912	78,093	72,840	80,695	74,711	10,832
Others	20,365	29,320	34,234	43,798	48,964	7,099

Total revenues	102,277	107,413	107,074	124,493	123,675	17,931

Operating costs and expenses:
Cost of revenues	51,744	62,850	55,158	64,314	63,935	9,269
Selling, general and administrative	19,231	19,910	18,063	24,723	20,514	2,975
Research and development	15,772	18,346	19,513	24,938	23,315	3,380

Total operating costs and expenses	86,747	101,106	92,734	113,975	107,764	15,624

Operating profit	15,530	6,307	14,340	10,518	15,911	2,307

Total other income (loss), net	11,795	(6,647)	8,750	260	(5,799)	(841)

Income (loss) before income taxes	27,325	(340)	23,090	10,778	10,112	1,466

Income taxes	4,743	1,948	4,064	3,187	2,578	374

Net income (loss)	22,582	(2,288)	19,026	7,591	7,534	1,092

Less: Net loss attributable to non-controlling interests	(4,991)	(4,345)	(3,446)	(2,635)	(25)	(4)

Net income attributable to Baidu, Inc.	27,573	2,057	22,472	10,226	7,559	1,096

	As of December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(In millions)
Consolidated Balance Sheets Data:
Cash and cash equivalents	27,638	33,443	35,782	36,850	53,156	7,707
Restricted cash	2,189	996	758	10,821	11,330	1,643
Short-term investments, net(1)	111,626	112,924	126,402	143,243	120,839	17,520
Total assets(2)	297,566	301,316	332,708	380,034	390,973	56,686
Short-term loans	3,046	2,618	3,016	4,168	5,343	775
Long-term loans, current portion	84	737	7,427	2	—	—
Long-term loans	7,456	7,804	—	12,629	13,722	1,990
Notes payable, current portion	6,871	5,219	—	10,505	6,904	1,001
Notes payable	42,735	38,090	48,408	43,120	39,893	5,784
Convertible senior notes, current portion(3)	—	—	4,752	—	8,305	1,204
Convertible senior notes(3)	4,712	12,297	11,927	12,652	9,568	1,387
Total liabilities	121,814	128,501	140,865	156,082	153,168	22,208
Total Baidu, Inc. shareholders’ equity	162,897	163,599	182,696	211,459	223,478	32,401

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

(2)

We adopted ASU No. 2016-02: Leases on January 1, 2019 using the modified retrospective transition method. Right-of-use assets (“ROU assets”) and lease liabilities (including current and non-current) for operating leases are presented on the face of the consolidated balance sheets as of December 31, 2019, 2020, 2021 and 2022, while the consolidated balance sheet data as of December 31, 2018 has been prepared in accordance with ASC Topic 840, Leases (“ASC 840”).

(3)

We adopted ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”) on January 1, 2022 using a modified retrospective transition method. Upon the adoption of ASU 2020-06, all of the proceeds received from the issuance of the existing notes should be recorded as a liability on the balance sheet in accordance with ASC 470-20. The difference between the principal amount of each of the existing notes and net proceeds from the issuance is considered debt discount and is amortized at their respective effective interest rates to accrete the carrying value of the existing notes to its face value on the respective put dates of the existing notes.

	Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

			(In millions)
Consolidated Cash Flow Data:
Net cash provided by operating activities	35,967	28,458	24,200	20,122	26,170	3,794
Net cash used in investing activities	(34,460)	(19,974)	(27,552)	(31,444)	(3,944)	(572)
Net cash provided by/(used in) financing activities	15,082	(3,873)	5,665	23,396	(6,390)	(926)
Net increase in cash, cash equivalents and restricted cash	18,491	4,612	2,101	11,131	17,565	2,547

Financial Information Related to the Variable Interest Entities

The following tables present the condensed consolidating schedule of financial performance, financial position and cash flows for Baidu, Inc., its wholly owned subsidiaries that are the Primary Beneficiaries of the VIEs under U.S. GAAP (the “Primary Beneficiaries of VIEs excluding Baidu, Inc.”), its other subsidiaries that are not the Primary Beneficiaries of VIEs (the “Other Subsidiaries”), the VIEs and VIEs’ subsidiaries that we consolidate for the periods and as of the dates presented.

•	“Baidu Inc.” is our holding company in the Cayman Islands, and the primary beneficiary of the VIEs including Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”) and Beijing Perusal

Technology Co., Ltd. (“Beijing Perusal”) and other VIEs. “Primary Beneficiaries of VIEs excluding Baidu, Inc.” mainly refer to iQIYI, Inc., the primary beneficiary of Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI”) and other iQIYI VIEs.

•

“Other Subsidiaries” refer to the sum of non-VIE subsidiaries, which mainly include Baidu Online Network Technology (Beijing) Co., Ltd. (“Baidu Online”), Baidu (China) Co., Ltd. (“Baidu China”), Baidu.com Times Technology (Beijing) Co., Ltd. (“Baidu Times”), Beijing QIYI Century Science & Technology Co., Ltd (“Beijing QIYI Century”, a wholly-owned foreign enterprise of iQIYI, Inc.), and other wholly-owned subsidiaries, which mainly provide online marketing services to external customers. In addition, as instructed by the primary beneficiaries of the VIEs, certain wholly-owned subsidiaries including Baidu Online and Beijing QIYI Century also provide long-term loans to the nominee shareholders of the VIEs to fund the capitalization of these entities as well as exclusive technology consulting and services to the VIEs.

•	“VIEs and VIEs’ subsidiaries” refer to the sum of Baidu Netcom, Beijing Perusal, Beijing iQIYI and other iQIYI VIEs, and other VIEs.

Selected Condensed Consolidating Statements of Comprehensive Income Information

	For the Year Ended December 31, 2022
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Revenues	—	14	82,471	62,121	(20,931)	123,675
Share of income (loss) of the VIEs and VIEs’ subsidiaries	158	164	—	—	(322)	—
Net income (loss)	7,559	(272)	11,640	212	(11,605)	7,534

	For the Year Ended December 31, 2021
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Revenues	—	4	83,424	61,380	(20,315)	124,493
Share of (loss) income of the VIEs and VIEs’ subsidiaries	(276)	(2,067)	—	—	2,343	—
Net income (loss)	10,226	(6,248)	16,330	(220)	(12,497)	7,591

	For the Year Ended December 31, 2020
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Revenues	—	—	69,425	52,666	(15,017)	107,074
Share of income (loss) of the VIEs and VIEs’ subsidiaries	2,483	(1,045)	—	—	(1,438)	—
Net income (loss)	22,472	(7,055)	26,137	2,091	(24,619)	19,026

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2022
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Assets
Cash and cash equivalents	18,691	4,351	26,333	3,781	—	53,156
Short-term investments	5,485	—	110,704	4,650	—	120,839
Accounts receivable, net	—	—	3,325	8,408	—	11,733
Others	—	48	18,587	8,487	—	27,122
Total current assets	24,176	4,399	158,949	25,326	—	212,850
Fixed assets, net	225	—	16,124	7,624	—	23,973
Intangible assets, net	—	—	45	1,209	—	1,254
Licensed copyrights, net	—	—	4,889	1,952	—	6,841
Produced content, net	—	—	468	12,534	—	13,002
Long-term investments, net	—	365	36,775	18,157	—	55,297
Long-term time deposits and held-to-maturity investments	—	—	23,329	300	—	23,629
Investments in subsidiaries	274,483	243	—	—	(274,726)	—
Contractual interests in the VIEs and VIEs’ subsidiaries(1)	884	—	23,778	—	(24,662)	—
Operating lease right-of-use assets	—	—	4,905	5,460	—	10,365
Others	—	152	32,781	10,829	—	43,762
Total non-current assets	275,592	760	143,094	58,065	(299,388)	178,123
Amounts due from the entities within Baidu(2)	—	22,648	3,206	—	(25,854)	—
Total assets	299,768	27,807	305,249	83,391	(325,242)	390,973
Liabilities
Accounts payable and accrued liabilities	616	167	21,482	15,749	—	38,014
Customers’ deposits and deferred revenue	—	—	5,729	7,387	—	13,116
Operating lease liabilities	—	—	255	2,554	—	2,809
Others	6,904	8,305	5,804	4,678	—	25,691
Total current liabilities	7,520	8,472	33,270	30,368	—	79,630
Operating lease liabilities	—	—	245	4,565	—	4,810
Others	53,614	9,568	3,448	2,098	—	68,728
Total non-current liabilities	53,614	9,568	3,693	6,663	—	73,538
Amounts due to the entities within Baidu(2)	15,156	—	—	18,743	(33,899)	—
Total liabilities	76,290	18,040	36,963	55,774	(33,899)	153,168
Redeemable noncontrolling interests	—	5,604	2,678	111	—	8,393
Equity
Total Baidu shareholders’ equity(3)	223,478	1,041	265,640	24,662	(291,343)	223,478
Noncontrolling interests	—	3,122	(32)	2,844	—	5,934
Total equity	223,478	4,163	265,608	27,506	(291,343)	229,412
Total liabilities, redeemable noncontrolling interests, and equity	299,768	27,807	305,249	83,391	(325,242)	390,973

	As of December 31, 2021
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	RMB
	(In millions)
Assets
Cash and cash equivalents	11,448	1,673	20,850	2,879	—	36,850
Short-term investments	6,499	2	133,756	2,986	—	143,243
Accounts receivable, net	—	—	2,491	7,490	—	9,981
Others	61	50	15,056	8,074	—	23,241
Total current assets	18,008	1,725	172,153	21,429	—	213,315
Fixed assets, net	199	—	13,923	8,905	—	23,027
Intangible assets, net	—	1	74	1,614	—	1,689
Licensed copyrights, net	—	—	4,969	2,289	—	7,258
Produced content, net	—	—	525	10,426	—	10,951
Long-term investments, net	—	374	36,046	22,998	—	59,418
Long-term time deposits and held-to-maturity investments	—	—	7,914	—	—	7,914
Investments in subsidiaries	251,929	—	—	106	(252,035)	—
Contractual interests in the VIEs and VIEs’ subsidiaries(1)	2,117	—	24,095	—	(26,212)	—
Operating lease right-of-use assets	—	—	4,989	7,076	—	12,065
Others	—	152	33,548	10,697	—	44,397
Total non-current assets	254,245	527	126,083	64,111	(278,247)	166,719
Amounts due from the entities within Baidu(2)	6,116	18,751	3,269	—	(28,136)	—
Total assets	278,369	21,003	301,505	85,540	(306,383)	380,034
Liabilities
Accounts payable and accrued liabilities	712	71	22,249	18,352	—	41,384
Customers’ deposits and deferred revenue	—	—	7,656	6,050	—	13,706
Operating lease liabilities	—	—	243	2,619	—	2,862
Others	10,450	—	2,515	3,571	—	16,536
Total current liabilities	11,162	71	32,663	30,592	—	74,488
Operating lease liabilities	—	—	316	5,253	—	5,569
Others	55,748	12,655	6,589	1,033	—	76,025
Total non-current liabilities	55,748	12,655	6,905	6,286	—	81,594
Amounts due to the entities within Baidu(2)	—	—	—	19,744	(19,744)	—
Total liabilities	66,910	12,726	39,568	56,622	(19,744)	156,082
Redeemable noncontrolling interests	—	4,912	1,580	656	—	7,148
Equity
Total Baidu shareholders’ equity(3)	211,459	850	259,577	26,212	(286,639)	211,459
Noncontrolling interests	—	2,515	780	2,050	—	5,345
Total equity	211,459	3,365	260,357	28,262	(286,639)	216,804
Total liabilities, redeemable noncontrolling interests, and equity	278,369	21,003	301,505	85,540	(306,383)	380,034

Note:

(1)

It represents the elimination of the contractual interests in the VIEs and VIEs’ subsidiaries, which includes contractual interests in the VIEs through loans to nominee shareholders or capital contributions and the primary beneficiaries’ share of income (loss) from the VIEs and VIEs’ subsidiaries.

(2)

It represents the elimination of intercompany balances among Baidu, Inc., the primary beneficiaries, other subsidiaries and the VIEs and VIEs’ subsidiaries. The short-term loans and long-term loans provided to the VIEs and VIEs’ subsidiaries were RMB8.8 billion (US$1.3 billion) and RMB8.1 billion (US$1.2 billion), respectively, as of December 31, 2022 and RMB7.4 billion and RMB10.6 billion, respectively, as of December 31, 2021.

(3)

The loans provided to the nominee shareholders were RMB19.1 billion (US$2.8 billion) and RMB19.4 billion as of December 31, 2022 and 2021, respectively, which will mature from 2027 to 2047. The loans provided to the nominee shareholders were to fund the capitalization of the VIEs for which the Company does not intend to seek repayment. The term of all such loans provided to the nominee shareholders has historically been extended prior to their respective original maturity dates, and we will continue to extend the term of all outstanding loans before they become due.

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2022
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	RMB
	(In millions)
Net cash (used in)/provided by operating activities	(2,418)	(161)	25,664	2,938	147	26,170
Net cash provided by/ (used in) investing activities	2,753	(2,773)	(21,268)	(1,898)	19,242	(3,944)
Including: Cash contribution to VIEs and VIEs’ subsidiaries(1)(2)	—	—	(65)	—	65	—
Loans provided to VIEs and VIEs’ subsidiaries(3)	—	—	(5,313)	—	5,313	—
Loans repayments from VIEs and VIEs’ subsidiaries(3)	—	—	6,480	—	(6,480)	—
Net cash provided by/ (used in) financing activities	6,054	5,580	795	(64)	(19,389)	(7,024)
Including: Cash contribution to VIEs and VIEs’ subsidiaries(1)(2)	—	—	—	65	(65)	—
Loans provided to VIEs and VIEs’ subsidiaries(3)	—	—	—	5,313	(5,313)	—
Loans repayments from VIEs and VIEs’ subsidiaries(3)	—	—	—	(6,480)	6,480	—

	For the Year Ended December 31, 2021
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Net cash (used in)/provided by operating activities	(1,853)	(371)	18,080	4,121	145	20,122
Net cash (used in)/provided by investing activities	(16,183)	(3,564)	(25,522)	(7,551)	21,376	(31,444)
Including: Cash contribution to VIEs and VIEs’ subsidiaries(1)(2)	—	—	(1,408)	—	1,408	—
Loans provided to VIEs and VIEs’ subsidiaries(3)	—	—	(5,520)	—	5,520	—
Net cash provided by/(used in) financing activities	25,628	(272)	15,562	3,999	(21,521)	23,396
Including: Cash contribution to VIEs and VIEs’ subsidiaries(1)(2)	—	—	—	1,408	(1,408)	—
Loans provided to VIEs and VIEs’ subsidiaries(3)	—	—	—	5,520	(5,520)	—

	For the Year Ended December 31, 2020
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	RMB
	(In millions)
Net cash (used in)/provided by operating activities	(1,912)	(295)	21,643	4,616	148	24,200
Net cash provided by/(used in) investing activities	5,921	(7,284)	(27,557)	(8,382)	9,750	(27,552)
Including: Cash contribution to VIEs and VIEs’ subsidiaries(1)(2)	—	—	(3,502)	—	3,502	—
Loans provided to VIEs and VIEs’ subsidiaries(3)	—	—	(1,507)	—	1,507	—
Loans repayments from VIEs and VIEs’ subsidiaries(3)	—	—	1,136	—	(1,136)	—
Net cash (used in)/provided by financing activities	(1,757)	10,895	2,566	3,859	(9,898)	5,665
Including: Cash contribution to VIEs and VIEs’ subsidiaries(1)(2)	—	—	—	3,502	(3,502)	—
Loans provided to VIEs and VIEs’ subsidiaries(3)	—	—	—	1,507	(1,507)	—
Loans repayments from VIEs and VIEs’ subsidiaries(3)	—	—	—	(1,136)	1,136	—

Note:

(1)

For the years ended December 31, 2020, 2021 and 2022, the primary beneficiaries designated its subsidiaries to provide loans totaling RMB602 million, RMB409 million and RMB65 million (US$9 million), respectively, to the nominee shareholders to fund the capitalization of the VIEs and VIEs’ subsidiaries for which the primary beneficiaries do not intend to seek repayment, and nil was repaid by the nominee shareholders.

(2)	For the years ended December 31, 2020, 2021 and 2022, the VIEs and VIEs’ subsidiaries received RMB2.9 billion, RMB1.0 billion and nil, respectively, as capital contribution from other subsidiaries.
(3)

For the years ended December 31, 2020, 2021 and 2022, the VIEs and VIEs’ subsidiaries received RMB1.5 billion, RMB5.5 billion and RMB5.3 billion (US$770 million), respectively, as loans from other subsidiaries and the VIEs and VIEs’ subsidiaries repaid principal amounts of RMB1.1 billion, nil and RMB6.5 billion (US$940 million), respectively, to other subsidiaries.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. All the operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. These risks are discussed more fully in Item 3.D. Key Information—Risk Factors.

Risks Related to Our Business and Industry

•	If we fail to retain existing customers or attract new customers for our online marketing services, our business, results of operations and growth prospects could be seriously harmed;

•	Our business and results of operations could continue to be materially and adversely affected by the challenging macroeconomic environment impacting online marketing demand;

•	Our business depends on a strong brand, and if we are unable to maintain and enhance our brand, our business and results of operations may be harmed;

•	We face risks associated with our proposed acquisition of YY Live and its online live streaming business;

•	We face significant competition and may suffer from loss of users and customers as a result;

•	If our expansions into new businesses are not successful, our results of operation and growth prospects may be materially and adversely affected;

•	We have experienced slowdowns and declines in our revenues, and we may sustain net loss from time to time, and we may experience downward pressure on our operating and profit margins in the future;

•	Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Failure to comply with these laws and regulations would result in claims, penalties, damages to our reputation and brand, or declines in user growth or engagement, or otherwise harm our business; and

•	We have been and may again be subject to legal proceedings, claims and investigations and could be adversely impacted by unfavorable results of legal proceedings and investigations.

Risks Related to Our Corporate Structure

•

Our company is a Cayman Islands holding company with no equity ownership in the variable interest entities and we conduct our operations in mainland China through (i) our mainland China subsidiaries and (ii) the variable interest entities with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the variable interest entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with mainland China’s regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group;

•

Our contractual arrangements with the variable interest entities in mainland China and the individual nominee shareholders may not be as effective in providing control over these entities as direct ownership; and

•

We are in the process of registering the pledges of equity interests by nominee shareholders of some of the variable interest entities, and we may not be able to enforce the equity pledges against any third parties who acquire the equity interests in good faith in the relevant variable interest entities before the pledges are registered.

Risks Related to Doing Business in China

•	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and operations;

•

The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing;

•	Uncertainties with respect to the PRC legal system could adversely affect us;

•	We may be adversely affected by the complexity, uncertainties and changes in the regulations of internet and related business and companies in mainland China;

•	Failure to meet the PRC government’s complex regulatory requirements on our business operation could have a material adverse effect on our operations and the value of our securities;

•

Any failure or perceived failure by us to comply with the enacted Anti-Monopoly Guidelines for Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations;

•	It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China;

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections; and

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.

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

We generate a substantial majority of our revenues from online marketing services. Our online marketing customers will not continue to do business with us if their investment does not generate sales leads and ultimately consumers, or if we do not deliver their web pages in an appropriate and effective manner. Our online marketing customers may choose to discontinue their business with us, which are not subject to fixed-term contracts. In addition, third parties may develop and use certain technologies to block the display of our customers’ advertisements and other marketing products on our Baidu platform, which may in turn cause us to lose customers and adversely affect our results of operations. Furthermore, as our auction-based P4P services enable our customers to bid for priority placement of their paid sponsored links, we may lose customers if they find the bidding mechanism not cost effective or otherwise not attractive. Additionally, if our users do not increase their engagement on our platform, or our content ecosystem fails to offer rich and quality content that meets users’ tastes and preferences, or our users spend more time with or otherwise satisfy their content consumption demands on competing platforms, or we otherwise experience user traffic decline due to any reason, it would be difficult for us to attract new customers or retain existing customers. If our customers determine that their expenditures on our platform do not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels, such as other online marketing platforms, television and outdoor media, and reduce or discontinue business with us. Failure to retain our existing customers or attract new customers for our online marketing services could seriously harm our business, results of operations and growth prospects. We have recorded substantial customer deposits and deferred revenue, which mainly consist of deposits received from certain customers of our online marketing services. If we are unable to fulfill our obligation in respect of such customer deposits and deferred revenue, we may have to refund the balance to our customers and our cash flow and liquidity position would be materially adversely affected.

Since most of our customers are not bound by long-term contracts, they may amend or terminate advertising arrangements with us. Failure to retain existing customers or attract new ones to advertise on our platform may materially and adversely affect our business, financial condition, results of operations and prospects.

We have in the past removed, and may in the future again remove, questionable listings or advertisements to ensure the quality and reliability of our search results and/or information feed. Such removal, whether temporary or permanent, may cause affected customers to discontinue their business with us or negatively impact our relationships with affected Baidu Union partners. We also examine the relevant business licenses and bank accounts of prospective customers prior to business engagement, as a quality control measure. In addition, we have taken steps to implement measures requested by PRC regulatory authorities, such as modifying paid search practices and limiting the displays of advertisements in connection with certain industries. We have also proactively implemented numerous additional measures to deliver a better user experience and build a safer and more trustworthy platform for users. Such measures have had a negative impact on the number of customers and our revenues, although we believe such impact is likely to be temporary. Regulations on online marketing services in mainland China are evolving, and uncertainties remain with respect to the implementation of and compliance with new regulations that may emerge, which in turn may have a material adverse impact on our business, results of operations and growth prospects.

Our business and results of operations could continue to be materially and adversely affected by the challenging macroeconomic environment impacting online marketing demand.

Online marketing services continue to be a primary source of our revenues and declined in 2022, mainly due to the weakness in online advertising demand as our customers face challenging macroeconomic environment in their respective industries and in the general economy, including the significant adverse impact of the COVID-19 pandemic. Our business and results of operations could continue to be materially and adversely affected by the challenging macroeconomic environment and the general growth in online marketing through internet search or feed. While the internet has developed to a more advanced stage in China, customers have many channels to conduct online marketing and promotions. As users may not spend as much time on search-plus-newsfeed as they do on other types of internet platforms, many current and potential customers may not allocate as much of their marketing budgets to online marketing through search-plus-newsfeed, as compared to other methods of online marketing. Our ability to increase revenue and profitability from online marketing may be adversely impacted by a number of factors, many of which are beyond our control, including but not limited to:

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

•	higher customer acquisition costs due in part to the limited experience of small to medium-sized enterprises, or SMEs, with the internet as a marketing channel or due to competition;

•	decreased use of our search and paid click because search queries are increasingly being undertaken via voice-activated smart devices, apps, social media or other online platforms;

•	ineffectiveness of our online marketing delivery, tracking and reporting systems;

•	decreased use of internet or online marketing in China; and

•	tightened regulatory environment in mainland China’s internet and mobile internet space.

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

Baidu (Hong Kong) Limited, our wholly-owned subsidiary, entered into definitive agreements with JOYY Inc. and certain of its affiliates, which are collectively referred to as JOYY, to acquire JOYY’s domestic video-based entertainment live streaming business in China (“YY Live”) on November 16, 2020, and subsequently amended the share purchase agreement on February 7, 2021. The closing of this acquisition is subject to certain conditions, including, among others, obtaining necessary regulatory approvals from governmental authorities. The share purchase agreement is subject to termination if the closing does not occur by the long stop date, and we and JOYY have agreed to extend the long stop date indefinitely until the extension is terminated by either party. We have paid an aggregate of US$1.9 billion, after considering working capital adjustment of US$0.1 billion, to JOYY and its designated escrow account, and deposited an aggregate of US$1.6 billion into several escrow accounts, in accordance with the terms and schedule set forth in the share purchase agreement. Despite good faith efforts, we have not obtained necessary regulatory approvals with respect to the proposed acquisition as of the date of this annual report. There can be no assurance that the relevant regulatory approvals will be obtained or the acquisition of YY Live will be closed. In the event the acquisition is not closed, we will not be able to achieve the intended objectives, benefits or opportunities associated thereto, despite the significant diversion of resources and management attention to date, and we may also suffer from material adverse impact on our business, prospects, reputation, liquidity, financial results and face disputes or other proceedings.

On November 18, 2020, Muddy Waters issued a short seller report containing certain allegations against JOYY, including YY Live business. Based on public records, in November 2020, JOYY and certain of its current and former officers and directors were named as defendants in a federal putative securities class action alleging that they made material misstatements and omissions in documents filed with the SEC regarding certain of the allegations contained in the Muddy Waters short seller report. On February 8, 2021, JOYY publicly disclosed that its audit committee conducted an independent review of the allegations raised in the report related to the YY Live business, with the assistance of independent counsel, working with a team of experienced forensic auditors and data analytics experts, and that the review concluded that the allegations raised and conclusions reached in the report about the YY Live business were not substantiated. In March 2022, the court granted defendants’ motion to dismiss in its entirety with prejudice. On April 8, 2022, the co-lead plaintiffs filed a notice of appeal. JOYY cannot reasonably estimate a potential future loss at this stage. We are unable to predict any further consequence that may arise from or relate in any way to the allegations contained in the Muddy Waters short seller report. There might be other class actions or regulatory enforcement actions in connection with such allegations. Any adverse outcome as a result of the short seller report, or any class action or regulatory enforcement action in connection thereof, could have a material adverse effect on YY Live’s business, financial condition, results of operation, cash flows, and reputation, and we may record impairment charges of intangible assets and goodwill in connection with the acquisition, if closed, in the future. Although the allegations against JOYY have been proven to be groundless, we had already allocated a portion of our resources to make assessment in relation to the short seller report and various matters provided for in the share purchase agreement. In the event that there is a dispute as to whether indemnification provision is triggered, we may need to utilize a significant portion of our resources and divert management’s attention from our day-to-day operations to resolve such disputes, including any litigation or other legal proceedings arising thereof.

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

•

rules and measures governing online live streaming businesses and hosts, both in and outside of mainland China, are complex and evolving, and we may not be able to navigate such complex regulatory environment or to respond to future changes in regulatory environment in an effective and timely manner;

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

There are vertical service providers in the forms of mobile apps and/or websites that allow users to search within their closed ecosystems. These players often purchase traffic from search engines and try to retain their users by offering comprehensive services on their platforms. As these vertical service providers expand, though they will continue to acquire traffic from search engines, their reliance on search engines may decline, especially if they can consolidate their industry verticals.

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

We may also enter into other markets and industries/industry verticals that are new to us through organic business initiatives or investment and acquisitions, such as e-commerce, short-video, and healthcare vertical including internet hospital, which may subject us to different and unforeseen risks. However, we cannot assure you that such efforts will be successful. For these new markets and industries/industry verticals, we may not have sufficient experience and may not be able to navigate the rapidly evolving regulatory environment or forecast and meet the continually changing demands and preferences for products and services. Some of these new markets and industries/industry verticals are emerging with relatively novel and untested business models. Any of the foregoing could pose significant challenges to us. We may not realize the anticipated benefits of our investments or acquisitions, due to the uncertainties related to the performance and valuation of the relevant targets, or failure to integrate the targets into our existing business, or difficulty in operating the acquired business with our existing expertise and resources. See also “—Our strategy of investments and acquiring complementary businesses and assets may fail.”

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

In addition, we may encounter regulatory uncertainties related to new business areas that we enter into. The laws and regulations related to AI technology and products are at an early stage of development and still evolving in mainland China. The effects of such laws and regulations remain unclear and may add uncertainties to the development and operation of our AI-related business. For example, as mainland China’s regulatory framework on autonomous driving evolves, we may be required to comply with approval and other compliance requirements for autonomous driving road test, operation and commercialization, internet security and related data collection and sharing promulgated by PRC government authorities from time to time. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Artificial Intelligence.” We may confront other challenges as we enter new business domains, including the lack of adoption of new products and services, the lack of management talent in the new business, cost management and other factors required for the expansion of new businesses.

We have experienced slowdowns and declines in our revenues, and we may sustain net loss from time to time, and we may experience downward pressure on our operating and profit margins in the future.

From 2018 to 2022, we experienced a slow-down in revenue growth or even a decrease due to macroeconomic environment and the impact of the COVID-19 pandemic. We could continue to experience a decline in our revenues, as a result of a number of factors, including changes in the mix of products and services, customer demographics, industry and channel, changes in policy or policy implementation, increase in market competition for marketing and/or new AI offerings, and decrease in pricing arising from an oversupply of advertising inventory in the market, which has been witnessed since 2019. We may also experience a decline in our revenue or revenue growth rate, if there is a decrease in the rate of adoption for our products, services and technologies, or deceleration or decline in demand for platforms used to access our services, among other factors.

Our operating margin and net income attributable to us as a percentage of revenue fluctuated notably from 2018 to 2022 due to macroeconomic environment and the impact of the COVID-19 pandemic. We may experience downward pressure on our operating margin from increasing competition, revenue growth slower than expenses, and increased costs and expenses from many aspects of our business, including within online marketing where revenue growth does not keep up with traffic cost growth and related infrastructure costs to support our online properties, such as Baidu App, video-related and other products requiring huge data transmission and computing power. We may also pay increased fees for our distribution channels, as well as increased content acquisition costs to content providers. Additionally, an increase in personnel-related costs, an increase in spending to promote new products and services, the expiration of temporary tax exemptions or reductions, and the impact of the coronavirus (COVID-19), which has negatively affected our revenue growth and delayed certain spending, may dampen our operating margin. We may also experience downward pressure on our operating margin resulting from a variety of factors, such as the expansion of our business into new areas, including AI cloud, intelligent driving, voice assistant & smart device, all of which have margins much lower than that of online marketing. Our operating margin may also be negatively impacted from a greater proportion of revenue contributed by new business areas, which has grown faster than online marketing.

In addition, we may also sustain net loss from time to time due to investment impairment and foreign currency fluctuation. Declining operating margin and investment impairment have caused us to experience a net loss in the first quarter of 2020, and there is no guarantee that we will not experience loss in the future.

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

If we fail to keep up with technological advancements and upgrades, our business, results of operations and financial condition may be materially and adversely affected.

Our businesses operate in industries that are subject to rapid technological advancements, upgrades and changing consumer needs. Our success will depend on our ability to keep up with the latest developments in technology innovations and commercialization and if we fail to do so successfully, the demand for our products, solutions and services may decline. For instance, the ChatGPT chatbot developed by OpenAI, whose core function is to mimic a human conversationalist, has recently been prevalently tried by people worldwide. Similar applications of ChatGPT or related technology to our products and services to cater to consumer needs may be essential for us to remain competitive in the market. In addition, research and development of technological changes and innovations will typically require substantial capital expenditures as well as upgrades of products or services. Furthermore, we may not execute successfully on our development strategy, including because of challenges with regard to technical hurdles that we fail to overcome in a timely fashion. As such, if we fail to adapt our products and services to technological innovations in an effective and timely manner, our business, financial condition and results of operations could be materially and adversely affected.

If our content ecosystem fails to continually offer quality content in a cost effective manner, we may experience declines in user traffic and user engagement, our business and results of operations may be harmed.

Our content ecosystem consists of products developed for our partners, such as Baijiahao, Smart Mini Program, Managed Page, Baidu Union, and internally developed content and services products, such as Baidu Knows, Baidu Wiki, Baidu Healthcare, Baidu Wenku, Baidu Experience, Baidu Post, Haokan, and iQIYI. The success of our content ecosystem depends on our ability to attract content creators and producers to contribute quality content to our platform by leveraging our user traffic and enhance user engagement through the provision of attractive content, so as to create a virtuous cycle. We have relied, and will continue to rely, on third parties for the majority of the content offered in our content ecosystem and some of our products include third party intellectual property. As the competition for quality content becomes increasingly intense in China, we cannot assure you that we will be able to manage our content acquisition costs effectively and generate sufficient revenues to outpace future increase in content spending. We may also be unable to renew some of our content or intellectual property licensing agreements upon their expiration or termination and any renewal of the content or intellectual property licensing agreements may involve higher costs or less favorable terms. If we are not able to license popular premium content on commercially reasonable terms or renew our content or intellectual property licensing agreements, our financial condition and results of operations may be materially and adversely affected. We have undertaken significant commitments of future minimum payments under non-cancellable agreements for produced content and licensed copyrights. If the content does not achieve anticipated popularity and commercial success, such commitments may not be recoverable. In addition, we rely on users to contribute content to our various products, including Baijiahao, Baidu Knows, Baidu Wiki, Baidu Healthcare, Baidu Experience, Baidu Post, Baidu Wenku, Haokan and iQIYI’s user generated content. If these parties fail to develop and maintain high-quality and engaging content, if our desired premium content becomes exclusive to our competitors, if we are unable to continue to grow our content offerings and stay competitive vis-à-vis other content platforms, or if a large number of our existing relationships are terminated, the attractiveness of our content offerings to users may be severely impaired. If we are unable to offer content that meets users’ tastes and preferences on a continuing basis, including continuously upgrading our content recommendation engines and in a cost effective manner, our user experience may deteriorate, we may suffer from reduced user traffic, our business and results of operations may be harmed.

We have been and may again be subject to legal proceedings, claims and investigations and could be adversely impacted by unfavorable results of legal proceedings and investigations.

We are subject to various legal proceedings, claims and government investigations, penalties or actions that have arisen in the ordinary course of business and have not yet been fully resolved, and new legal proceedings, claims, regulatory investigations, penalties or actions may arise in the future. In addition, agreements entered into by us sometimes include indemnification provisions which may subject us to costs and damages in the event of a claim against an indemnified third party. The existence of litigation, claims, governmental investigations and proceedings have adversely affected and may continue to adversely affect our reputation, business and the trading price of our securities. In 2020, the SEC’s Division of Enforcement asked our subsidiary iQIYI to produce certain financial and operating records and documents related to certain acquisitions and investments that were identified in the April 7, 2020 short-seller report on iQIYI released by Wolfpack Research (the “Wolfpack Report”). In sum and substance, the Wolfpack Report alleges that iQIYI inflated its user numbers, inflated its revenue and deferred revenue in connection with certain parts of iQIYI’s business, inflated its expenses and the purchase prices of certain assets to conceal revenue inflation, and provided misleading financial statements of cash flows by adopting an incorrect accounting method. Following the publication of the Wolfpack Report, the SEC requested iQIYI to produce certain financial, operating, and other documents and records primarily related to the allegations in the Wolfpack Report. iQIYI has voluntarily and publicly disclosed the SEC’s request for information, and, through its legal counsel, it has provided the SEC with requested documents and information. Although no further information was requested from iQIYI since early 2021, we are unable to predict the timing, outcome, or consequences of the SEC investigation of iQIYI, or from the SEC’s review of the documents and records requested from iQIYI. In the same year, iQIYI and certain of its current and former directors and officers were named as defendants in several federal putative securities litigations. Also in 2020, we and certain of our current and former officers were named as defendants in three federal putative securities class actions, two of which are in regard to certain of the key allegations contained in the Wolfpack Report. As explained further below, the court granted defendants’ motion to dismiss the third securities class action, which does not relate to the allegations in the Wolfpack Report, in April 2021, and plaintiffs voluntarily dismissed the action in its entirety with prejudice in May 2021. In 2021, we and certain of our former officers were added as defendants to a separate federal putative securities class action alleging that our subsidiary, iQIYI, made false and misleading statements relating to the allegations in the Wolfpack Report in its public disclosure documents in violation of federal securities laws. In the event that a court finds that iQIYI, Baidu and/or other defendants violated any of the applicable securities laws, or in the event that iQIYI, Baidu and/or other defendants choose to reach a settlement with plaintiffs, iQIYI and/or Baidu may be liable for civil monetary damages and the potential financial, operational and reputational impact on iQIYI and/or Baidu may be material. However, we cannot predict the timing, outcome or consequences of these class actions, and there is no basis to conclude at this point whether such actions will be successful or whether we will be subject to any damages, let alone how much. For more details, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Regardless of the merit of particular claims, legal proceedings, government investigations and proceedings may result in reputational harm, be expensive to respond, time consuming, disruptive to our operations and distracting to management. In the event we or iQIYI does not prevail or we or iQIYI enters into settlement arrangements in any of these proceedings or investigations, we or iQIYI may incur significant expenses which may materially adversely affect our results of operations. Separately, in April 2020, we and certain of our current and former officers were named as defendants in a federal putative securities class action alleging, in sum and substance, that our disclosures were materially false or misleading as they misrepresented Baidu’s ability to monitor and filter illicit or improper content on its platform, and failed to disclose alleged investigations and violations of PRC regulatory requirements relating to the monitoring or filtering of illicit or improper content online. In April 2021, the U.S. District Court for the Northern District of California granted defendants’ motion to dismiss in its entirety, and in May 2021, plaintiffs voluntarily dismissed this action in its entirety with prejudice.

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

In addition to the content developed and posted on our platform by ourselves, our users may post information on Baidu Post, Baidu Knows, Baidu Wiki, Baidu Wenku and other sections of our platform, our content providers may provide content through Baijiahao platform and our P4P customers may create text-based descriptions, image descriptions and other phrases to be used as text, images or keywords in our search listings, and users can also use our personal cloud computing service to upload, store and share documents, images, audio and videos on our cloud servers. We have been and may continue to be subject to claims and investigations for intellectual property ownership and infringement, defamation, negligence or other legal theories based on the content found on our platform, the results in our paid search listings or our other products and services, which, with or without merit, may result in diversion of management attention and financial resources and negative publicity for our brand and reputation. In November 2018, an individual, together with his related company, filed a complaint alleging acts of, among others, defamation and libel and commercial disparagement against, among others, us and Robin Yanhong Li in his capacity as our chairman and chief executive officer, in the Supreme Court of New York. The complaint alleged, among other things, that the defendants published articles containing false and defamatory statements concerning the plaintiffs, and sought damages in an aggregate amount of US$11 billion, including purported punitive damages of US$10 billion. The plaintiff filed a notice of voluntary discontinuance of the complaint in the Second State Court Lawsuit, and subsequently filed a nearly identical complaint in the U.S. District Court for the Eastern District of New York. In January 2020, the U.S. District Court for the Eastern District of New York dismissed that complaint in its entirety with prejudice, and the time for plaintiff to appeal that dismissal has expired. In February 2020, the Supreme Court of New York granted defendants’ motions to discontinue the Second State Court Lawsuit with prejudice. No appeal of that order has been filed as of the date of this annual report. We believe these claims to be without merit and intend to continue to defend ourselves vigorously. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Furthermore, if the content posted on our platform or found, stored or shared through our other products and services contains information that government authorities find objectionable, our platform or relevant products or services may be shut down and we may be subject to other penalties. See “—Risks Related to Doing Business in China—We may be subject to liability for information displayed on or linked to our websites, mobile apps, Smart Mini Program or Managed Page and negative publicity in international media and our business may be adversely affected as a result.”

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

Our increasing focus on cloud-based services presents execution, competitive and compliance risks; Baidu Core’s results of operations and financial performance may be materially adversely affected by our ability to develop cloud-based services and generate sufficient usage of such services.

A growing part of our business involves cloud-based services available across a spectrum of computing devices. Our Baidu Core’s cloud services revenue was RMB17.7 billion (US$2.6 billion), increasing by 18% from 2021. We are devoting significant resources to provide AI solutions, cloud infrastructure, and other services to enterprises and individuals. At the same time, our competitors are rapidly developing and deploying their cloud-based solutions and services. Pricing and delivery models are evolving. Devices and form factors influence how users access services in the cloud and sometimes the user’s choice of which suite of cloud-based services to use. Our success in cloud-based services strategy will depend on the level of adoption of our products and services. We may not establish market share sufficient to achieve scale necessary to achieve our business objectives or recoup costs incurred to build and maintain infrastructure to support our cloud-based services. It is uncertain whether our strategies will attract the users or generate the revenue required to succeed. If we fail to generate sufficient usage of our new products and services, we may not grow revenue in line with the costs associated with infrastructure development and research and development investments. This may negatively and materially impact our results of operations and financial performance.

The development of cloud-based services is accompanied by regulatory compliance risks. For example, PRC government authorities are increasing enforcement efforts against non-compliance relating to companies operating content delivery networks, internet data centers, and internet service providers. However, the interpretation and application of relevant laws in mainland China and other jurisdictions are often uncertain and in flux, and any failure or perceived failure to comply with all applicable laws and regulations may result in legal proceedings or regulatory actions against us, and could have a material adverse effect on our business and results of operations.

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

We are building AI into many of our product offerings and we expect this element of our business to be a driver for our future growth. We envision a future in which AI operates in our services and applications, such as search-plus-feed, cloud services and solutions, intelligent driving services and solutions and Xiaodu smart devices and services, and the cloud helps our customers become more productive. As with many disruptive innovations, AI presents risks and challenges that could affect its adoption, and, therefore, our business. Our products and services based on AI may not be adopted by our users or customers. AI algorithms may be flawed. Datasets may be insufficient or contain biased information. Inappropriate or controversial data practices by us or others could impair the acceptance of our AI solutions. AI generated content may result in copyright and other legal issues and our AI generated content related offerings may not be able to compete against that of our competitors. These deficiencies could undermine the decisions, predictions, or analysis that AI applications produce, subjecting us to legal liability, and brand or reputational harm. In addition, some AI scenarios present ethical issues. If we enable or offer AI solutions that are controversial because of their impact on human rights, privacy, employment, or other social issues, we may experience reputational harm or be exposed to liability.

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

Our Smart Living Group (SLG), which runs the DuerOS and Xiaodu operations, completed its first and second rounds of funding from 2020 to 2022, and has historically experienced an operating loss. If SLG is unable to satisfy its cashflow needs by generating sufficient cash from its operations in the near future, it may need to rely on subsequent round(s) of financing. If SLG’s operating cashflow does not improve and if SLG fails to conduct financing on reasonable terms, it may not be able to continue its business operations, which may adversely impact our results of operations and financial performance.

Du Xiaoman’s financial services business may subject us to operational and reputational risks, which may have a material adverse effect on our business, results of operations and financial condition.

In August 2018, we completed the divestiture of a majority equity stake in our financial services business unit, which has been rebranded as Du Xiaoman Financial, or Du Xiaoman. After the divestiture, we hold a non-controlling equity interest in Du Xiaoman and have since then deconsolidated the financial results of Du Xiaoman from our consolidated financial statements in accordance with U.S. GAAP. Du Xiaoman runs a one-stop platform which offers financial services across small business owner and consumer credit enablement, supply chain financing technology, wealth management, digital payment and fintech solutions, connecting end users’ needs with financial institution partners. We are still the largest shareholder of Du Xiaoman and would be exposed to losses from Du Xiaoman.

The laws and regulations of mainland China concerning the internet finance industry, particularly those governing wealth management and credit lending, are evolving. Although to our knowledge Du Xiaoman has taken careful measures to comply with the laws and regulations that are applicable to its financial services, the PRC government authorities may promulgate new policies, rules and regulations regulating the internet finance industry. For example, the Supreme Court of the PRC has issued a judicial interpretation in August 2020 and revised it in December 2020, which has capped the interest rate of loan contract at four times the one-year Loan Prime Rate then effective when such loan contract is executed. In addition, the People’s Bank of China, or the PBOC, issued the Announcement of the People’s Bank of China [2021] No. 3, or No. 3 Announcement, on March 12, 2021. In accordance with the No. 3 Announcement, when credit business institutions market loan products through websites, mobile applications, posters or similar channels, they must explicitly indicate the applicable annualized loan interest rate to the borrower in a conspicuous manner, and specify such annualized interest rate in the loan contract. It is allowed to indicate the daily interest rate or the monthly interest rate at the same time only if they are not displayed in a manner more conspicuous than the annualized interest rate. Under the No. 3 Announcement, “credit business institutions” include, among others, deposit financial institutions, consumer financing companies, micro-loan companies and online platforms providing advertisement and displaying services to credit business operators.

On December 31, 2021, the PBOC and other six PRC government authorities issued a draft of Administration Measures for Online Marketing of Financial Products, or the Draft Administration Measures, for public comments. Pursuant to the Draft Administration Measures, third-party platform operators who are entrusted by financial institutions to promote financial products on the Internet are governed by this Draft Administration Measures. The Draft Administration Measures prohibited institutions and individuals from providing online marketing services for any illegal financial activities, such as illegal fundraising, unauthorized issuance of securities or lending, and virtual currency transactions. In addition, third-party platform operators must market the financial products in conformity with the online marketing contents which have been approved by the financial institutions, and should not change the contents arbitrarily. Without the approval from the finance regulators, no third-party platform operator should be involved, whether directly or in any disguised form, in any sale activities of financial products, such as consulting with customers about financial products, conducting the appropriateness assessment on financial customers, entering into any sale contract, or transferring any funds. However, since these Draft Administration Measures have not been formally promulgated and become effective as of the date of this annual report, substantial uncertainties still exist with respect to the final content, interpretation and implementation of these measures.

As we hold a non-controlling equity interest in Du Xiaoman and do not control Du Xiaoman’s business conduct and operations, we cannot assure you that the practices of Du Xiaoman would not be deemed to violate any applicable laws or regulations, nor can we ensure that all business cooperators on Du Xiaoman’s platform meet all the regulatory compliance requirements. If Du Xiaoman were deemed to violate any current or future applicable laws or regulations, such as the exposure draft of the Interim Measures for the Administration of Internet Small Loan Business released in November 2020, we may be exposed to negative publicity as a result of the potential misconception that Du Xiaoman is still part of our consolidated group. For example, on December 15, 2020, officials from PBOC publicly named deposit products provided by internet financial platforms as illegal and should be subject to regulatory supervision. Many internet financial platforms, including Du Xiaoman, has removed deposit products from their platforms. Events like this may expose us to negative publicity as well.

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

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property in internet-related and AI-related industries, particularly in mainland China, are uncertain and still evolving. The evolving laws and regulations on the protection of intellectual property may require us to take more actions to prevent from infringing third-parties’ intellectual property. If we cannot take the necessary actions in time, disputes may arise alleging us to infringe certain third-parties’ intellectual property. As we face increasing competition and as litigation becomes more common in mainland China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims. We may be subject to administrative actions brought by relevant PRC competent government authorities such as the PRC National Copyright Administration and in the most severe scenario, criminal prosecution for alleged copyright infringement, and as a result may be subject to fines and other penalties and be required to discontinue infringing activities. Furthermore, as we expand our operations outside of China, we may be subject to claims brought against us in jurisdictions outside of China.

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

We have been making continuous efforts to keep ourselves informed of and to comply with all applicable laws and regulations affecting our business. However, the laws and regulations of mainland China are evolving, and uncertainties still exist with respect to the legal standards as well as the judicial interpretation of the standards for determining liabilities of internet search and other internet service providers for providing links to content on third-party websites that infringe upon others’ copyrights or hosting such content, or providing information storage space, file sharing technology or other internet services that are used by internet users to disseminate such content. The Supreme People’s Court of the PRC promulgated a judicial interpretation on infringement of the right of dissemination through internet in December 2012, which was further amended on December 29, 2020 and came into effect on January 1, 2021. This judicial interpretation, like certain court rulings and certain other judicial interpretations, provide that the courts will place the burden on internet service providers to remove not only links or contents that have been specifically mentioned in the notices of infringement from right holders, but also links or contents they “should have known” to contain infringing content. The interpretation further provides that where an internet service provider has directly obtained economic benefits from any content made available by an internet user, it has a higher duty of care with respect to internet users’ infringement of third-party copyrights. A guidance on the trial of audio/video sharing copyright disputes promulgated by the Higher People’s Court of Beijing in December 2012 provides that where an internet service provider has directly obtained economic benefits from any audio/video content made available by an internet user who has no authorization for sharing such content, the internet service provider shall be presumed to be at fault. These interpretations could subject us and other internet service providers to significant administrative burdens and litigation risks. The Civil Code of the PRC, or the Civil Code, promulgated in 2020 has further elaborated the circumstances where internet service providers may be found liable for the infringement of third parties. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Tort Liability.” The Copyright Law which became effective in June 2021 further provided that the competent copyright authority may require compliance from the relevant parties in the process of investigating the infringing activities.

We conduct our business operations primarily in mainland China. There might be claims that we are subject to U.S. copyright laws, including the legal standards for determining indirect liability for copyright infringement, although we believe such claims are without merit. We cannot assure you that we will not be subject to copyright infringement lawsuits or other proceedings in the U.S. or elsewhere in the future.

Intellectual property litigation is expensive, time-consuming and could divert resources and management attention from the operations of our business. We are currently named as defendant in certain copyright infringement suits in connection with Baidu Feed, P4P, Baidu Post, Baidu Search, iQIYI, Baidu Wenku, Baidu Drive, Baijiahao, Haokan, Xiaodu and certain other products or services. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” There is no guarantee that the courts will accept our defenses and rule in our favor. If there is a successful claim of infringement, we may be required to discontinue the infringing activities, pay substantial fines and damages and/ or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation by third parties and/or negative publicity alleging our intellectual property infringement could have an adverse effect on our business, reputation, financial condition or results of operations. To address the risks relating to intellectual property infringement, we may have to substantially modify, limit or terminate some of our search services. Any such change could materially affect user experience and in turn have an adverse impact on our business.

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

•

regulatory hurdles and compliance risks, including the anti-monopoly and competition laws, rules and regulations of mainland China and other jurisdictions and the enhanced compliance requirement for outbound acquisitions and investment under the laws and regulations of mainland China;

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

Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Failure to comply with these laws and regulations would result in claims, penalties, damages to our reputation and brand, or declines in user growth or engagement, or otherwise harm our business.

We are required by privacy and data protection laws in mainland China and other jurisdictions, including, without limitation, the Cyber Security Law of the PRC and the PRC Data Security Law, to ensure the confidentiality, integrity and availability of the information of our users, customers, third-party agents, content providers and Baidu Union partners, and other data, which is also essential to maintaining their confidence in our online products and services. In addition, the Ninth Amendment to the Criminal Law became effective in 2015 and the Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information. See “Item 4.B. Information on the Company—Business Overview—Regulations.” However, the interpretation and application of such laws in mainland China and elsewhere are often uncertain and in flux.

Since 2021, the PRC government authorities have increasingly focused on the protection of personal information and are improving the legislative system on information and data security continuously. On June 10, 2021, the Standing Committee promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. Furthermore, Measures for Cybersecurity Review, or the Cybersecurity Review Measures 2020, which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security should be subject to a cybersecurity review. On December 28, 2021, the CAC published the Measures for Cybersecurity Review, or the Cybersecurity Review Measures 2021, which became effective on February 15, 2022 and replaced the Cybersecurity Review Measures 2020. Such Measures further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Cybersecurity Review Measures 2021, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. Since the Cybersecurity Review Measures 2021 are relatively new and provide no further explanation or interpretation on the determination of “affecting national security,” there remain uncertainties as to whether our data processing activities may be deemed to affect national security. However, as of the date of this annual report, we have not received any formal notice from any cybersecurity regulator that we should apply for a cybersecurity review. In addition, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering in a foreign country. On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure means any important network facilities or information systems of the important industry or field, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. The operators should be informed about the final determination as to whether they are categorized as critical information infrastructure operators. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, we cannot rule out the possibility that we may be deemed as a critical information infrastructure operator under the laws and regulations of mainland China. If we are deemed as a critical information infrastructure operator under the cybersecurity laws and regulations of mainland China, we must fulfill certain obligations as required under such cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the territory of mainland China during our operations in mainland China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services. See “Item 4.B. Information on the Company—Business Overview—Regulations.”

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors must apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affect or may affect national security.” See “Item 4.B. Information on the Company—Business Overview—Regulations.” As of the date of this annual report, the Draft Regulations were released for public comment only, and their respective provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. Similar to the Cybersecurity Review Measures 2021, they are relatively new and may be subject to interpretation of the regulators. We cannot predict the impact of the Cybersecurity Review Measures 2021 and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures 2021 or the enacted versions of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by mainland China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Regulations requires that data processors processing “important data” or listed overseas should conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable laws of mainland China on cybersecurity would have a material adverse impact on our business.

On August 20, 2021, the Standing Committee promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Our mobile apps and websites only collect user personal information that is necessary to provide the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4.B. Information on the Company—Business Overview— Regulations.”

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. In accordance with such measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor which has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the preceding year; or (iv) other circumstances as required by the CAC. In addition, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of such measures are required to be rectified within 6 months of the effectiveness date thereof. Since these measures are relatively new, there are still substantial uncertainties with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation.

The Cyber Security Law, the Data Security Law and the Personal Information Protection Law are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information,” “network data” or “important data” under the relevant data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. The Data Security Law also stipulates that the relevant authorities will formulate the catalogs for important data and strengthen the protection of important data, and state core data, i.e., data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, should be subject to stricter management system. See “Item 4.B. Information on the Company—Business Overview— Regulations.” The exact scopes of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.

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

Compliance with the above laws and regulations of mainland China, including the PRC National Security Law, the Cyber Security Law, the Measures for Cybersecurity Review, the Data Security Law and, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, including data security and personal information protection laws and policies, rules and regulations on specific industries such as education and game, may result in decrease in revenue, and additional expenses to us and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. For example, PRC regulators, including the Ministry of Public Security, the MIIT, the State Administration for Market Regulation, or the SAMR, and the CAC, have been increasingly focused on regulation in the areas of data security and data protection, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at central and local levels.

Besides the evolving regulatory requirements on cybersecurity and data privacy in mainland China, which may be subject to varying interpretations or significant changes and may result in uncertainties about the scope of our responsibilities in that regard, there are also a number of legislative proposals in the European Union and the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which are often uncertain and in flux, may be inconsistent with our practices. The introduction of new products or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. For example, if the new laws and regulations promulgated in the future impose restrictions on selling demographically targeted advertising, it could increase our cost and the complexity to provide such services such that we may become less attractive to online advertising customers. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services.

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

Although the PRC Advertising Law has not specified “paid search results” as a form of advertising, the Interim Administration Measures of Internet Advertising, or the Internet Advertising Measures, which was promulgated by the State Administration for Industry and Commerce (currently known as the SAMR) and became effective on September 1, 2016, characterizes “paid search results” as a form of internet advertising from the perspective of regulating the online advertising business. Pursuant to the Internet Advertising Measures, we are subject to additional legal obligations to monitor our P4P customers’ listings on our website during the course of our provision of P4P services. For example, we must examine, verify and record identity information of our P4P customers, such as the customer’s name, address and contact information, and maintain an updated verification of such information on a regular basis. Moreover, we must examine supporting documentation provided by our P4P customers. Where a special government review is required for specific categories of advertisements before posting, we must confirm that the review has been performed and approval has been obtained. If the content of the advertisement is inconsistent with the supporting documentation, or the supporting documentation is incomplete, the advertisement cannot be published. On November 26, 2021, the SAMR promulgated the draft of the Measures for the Administration of Internet Advertisements for public comment. Although the draft measures do not refer to paid search results, it stipulates that the promotion of commodities or services in the form of paid listing on the Internet must be conspicuously identified as an advertisement. The draft measures further require advertisers, operators and publishers of internet advertisements containing links to examine the contents in the next level link. As of the date of this annual report, such draft measures were released for public comment only, and their provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. In addition, the PRC government may, from time to time, promulgate new advertising laws and regulations in the future to impose further requirements on online advertising services relating to medical, pharmaceutical, health care, after-school tutoring and other similar businesses. For example, the Circular on the Administration of After-School Tutoring Advertisement jointly issued by the SAMR and seven other authorities on November 3, 2021 prohibits new media, internet platforms and other mainstream media from publishing or broadcasting any advertisement of after-school tutoring services targeted at pre-school children and primary and middle school students. Similarly, the draft of the Measures for the Administration of Internet Advertisements also proposes to ban internet advertisement of such after-school tutoring services. We cannot assure you that we will be in compliance with the requirements under these new laws and regulations. Failure to comply with these obligations may subject us to fines and other administrative penalties. If advertisements shown on our platform are in violation of applicable advertising laws and regulations, or if the supporting documentation and government approvals provided to us by our P4P customers in connection with the advertising content are not complete or accurate, we may be subject to legal liabilities and our reputation could be harmed. Furthermore, we may modify the operation of our online marketing business and curb advertisements of certain restricted sectors in order to meet the evolving compliance requirements on the industry, which may adversely affect our online marketing revenue. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Advertisements and Online Advertising.”

We may be subject to patent infringement claims with respect to our P4P platform.

Our technologies and business methods, including those relating to our P4P platform, may be subject to third-party claims or rights that limit or prevent their use. We applied for certain patents in mainland China for our P4P platform, but some of our applications were rejected on the ground that they are not patentable. Certain U.S.-based companies, including Overture Services Inc., have been granted patents in the United States relating to P4P platforms and similar business methods and related technologies. While we believe that we are not subject to U.S. patent laws since we conduct our business operations primarily in mainland China, we cannot assure you that U.S. patent laws would not be applicable to our business operations, or that holders of patents relating to a P4P platform would not seek to enforce such patents against us in the United States or mainland China.

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

We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. The protection of intellectual property rights in mainland China may not be as effective as those in the United States or other jurisdictions. The steps we have taken may be inadequate to prevent the misappropriation of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us. Moreover, unauthorized use of our technology could enable our competitors to offer products and services that compete with ours, which could harm our business and competitive position. We have in the past resorted to litigation to enforce our intellectual property rights, and may have to do so from time to time in the future. There is no guarantee that the competent courts will accept our claims and rule in our favor. Such litigation may result in substantial costs and diversion of resources and management attention.

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

For example, we have recognized impairment charges on our long-term investments from 2020 to 2022 due to the impact of COVID-19, regulatory and competitive environment of the industries, circumstances of our invested companies and other factors. For instance, the market value of KE Holdings Inc. and DiDi Global Inc. declined, and the continuing low market price of its shares caused us to recognize a fair-value loss in 2021 and 2022. We may still suffer significant impairment loss or downward adjustments of our investments in the future, due to the potential worsening global economic conditions and the recent disruptions to, and volatility in, the global financial markets resulting from the ongoing COVID-19 pandemic and tensive geopolitical conflicts. The carrying amounts of short-term investments, long-term investments, and long-term time deposits and held-to-maturity investments as of December 31, 2022 were RMB120.8 billion (US$17.5 billion), RMB55.3 billion (US$8.0 billion) and RMB23.6 billion (US$3.4 billion), respectively. The value or liquidity of our investments could decline and result in a material impairment, which could materially adversely affect our financial condition and operating results.

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

As of December 31, 2022, we had an aggregate of RMB83.7 billion (US$12.1 billion) of outstanding indebtedness (including loans, convertible senior notes and notes payable), which will mature between 2023 and 2031, which include RMB21.2 billion (US$3.1 billion) of outstanding indebtedness of iQIYI. On April 2, 2021, we entered into a five-year term and revolving facilities agreement with a group of 22 arrangers, pursuant to which we are entitled to borrow US$3.0 billion with a term of five years and we have drawn down US$2.0 billion (RMB13.8 billion) loan under the facility commitment. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” We may incur additional indebtedness in the future. Our current and future debt requires us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows, raise additional capital and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.

Certain of our outstanding indebtedness include financial and other covenants. For example, certain of these covenants require iQIYI to maintain minimum liquidity or pertain to iQIYI’s solvency or listing status. If we fail to comply with these covenants and are unable to remedy or obtain a waiver or amendment, an event of default would result. If an event of default were to occur, the lenders could, among other things, declare outstanding amounts due and payable. In addition, outstanding notes of Baidu, Inc. contain customary cross default and cross acceleration provisions, which would permit the notes holders to accelerate the repayment of these notes. In particular, for certain of the outstanding notes of Baidu, Inc., an event of default or declaration of acceleration under the indebtedness of principal controlled entities, such as iQIYI, could also result in an event of default under such notes of Baidu, Inc., which would permit the notes holders to accelerate the repayment of such notes of Baidu, Inc. For more detailed description of cross default and cross acceleration provisions under these notes, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” If the payment of any of our outstanding notes is accelerated, we may be required to renegotiate, repay or refinance these obligations and may not have sufficient funds available to repay it, and our liquidity and financial position would be materially and adversely affected.

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

iQIYI, our controlled subsidiary listed on the Nasdaq Global Select Market, had experienced a working capital deficit as of December 31, 2020, 2021 and 2022. There is no assurance that iQIYI will be able to improve its working capital position and achieve working capital surplus, although iQIYI will take actions to manage its working capital. In March 2022, iQIYI issued ordinary shares for a total cash purchase price of US$285 million in a private placement transaction. In December 2022, iQIYI issued US$500 million convertible senior notes due January 2028, or the iQIYI PAG Notes, to PAGAC IV-1 (Cayman) Limited, PAG Pegasus Fund LP and/or their affiliates, collectively referred to as PAG in this annual report. In February 2023, iQIYI issued to PAG an additional US$50 million principal amount of the iQIYI PAG Notes upon its exercise to subscribe for additional notes in full. In January 2023, iQIYI completed a registered follow-on public offering of iQIYI’s ordinary shares in the form of ADSs and received net proceeds of US$500 million in aggregate. In March 2023, iQIYI completed an offering of US$600 million in aggregate principal amount of 6.50% convertible senior notes due March 2028, or the iQIYI 2028 Convertible Notes. Concurrently with and shortly after the offering of the iQIYI 2028 Convertible Notes, iQIYI entered into separate individually and privately negotiated agreements with certain holders of the iQIYI 2026 Convertible Notes to repurchase US$340 million principal amount of such notes for cash. There can be no assurance that iQIYI will be able to raise additional equity or debt financing on terms that are acceptable to iQIYI in the future. Any failure to do so as and when necessary could materially adversely affect iQIYI’s liquidity, results of operations, financial condition and ability to operate. In addition, when iQIYI obtains additional financing by issuing and selling additional equity or equity-linked securities, such as convertible bonds, our interest in iQIYI will be diluted.

iQIYI operates in a capital intensive industry and requires a significant amount of cash to fund its operations, content acquisitions and technology investments. If iQIYI cannot obtain sufficient capital, its business, financial condition and prospects may be materially and adversely affected.

The operation of an internet video streaming platform requires significant and continuous investment in content and technology. Producing high-quality original content is costly and time-consuming and it will typically take a long period of time to realize returns on investment, if at all. To date, iQIYI has financed its operations primarily with net cash generated from financing activities such as placements of shares, convertible senior notes and asset-based securities, bank loans, and the proceeds from its initial public offering and offering of securities. In order to implement its growth strategies, iQIYI will incur additional capital in the future to cover, among others, costs to produce and license content. iQIYI may need to obtain additional financing, including equity offerings or debt financing, to fund the operation and expansion of business. iQIYI’s ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including those relating to:

•	iQIYI’s future business development, financial condition and results of operations;

•	general market conditions for financing activities by companies in iQIYI’s industry; and

•	macro-economic and other conditions in mainland China and elsewhere.

As a public company with a growing business, iQIYI expects to increasingly rely on net cash provided by operating activities, financing through capital markets and commercial banks for its liquidity needs. However, iQIYI cannot assure you that it will be successful in its efforts to further diversify its sources of liquidity and obtain financing. In addition, certain financing may pose additional capital needs on iQIYI, for example, the potential redemption by holders of iQIYI’s convertible notes. As of December 31, 2021, there was substantial doubt regarding iQIYI’s ability to continue as a going concern as it did not have sufficient funds without securing additional financing to repurchase all or a significant portion of its outstanding 2025 convertible notes if redeemed by noteholders on April 1, 2023. iQIYI has implemented plans and improved its financial position by reducing discretionary capital expenditures and operational expenses and secured additional financing. As a result of the improved operating cash flows, coupled with the plans and funds raised, the substantial doubt regarding iQIYI’s ability to continue as a going concern has been resolved. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Further, inability to maintain liquidity or solvency might result in default under iQIYI’s existing indebtedness, which would pose additional repayment needs and negatively impact iQIYI’s ability to raise more funds through new financing. Moreover, the potential worsening global economic conditions and the recent disruptions to, and volatility in, the global financial markets resulting from factors such as the ongoing COVID-19 pandemic and tensive geopolitical conflicts, may adversely impact iQIYI’s ability to secure additional financing. If iQIYI cannot obtain sufficient capital to meet its capital needs, iQIYI may not be able to execute its growth strategies and its business, financial condition and prospects may be materially and adversely affected.

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

•

Mainland China’s regulations or government actions pertaining to activities on the internet, including various forms of entertainment, online payment and activities otherwise affecting our online marketing customers, and those relating to the products and services we provide;

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

In addition, we have been closely monitoring domestic policies in the United States designed to restrict certain Chinese companies from supplying or operating in the U.S. market. These policies include the Clean Network project initiated by the U.S. Department of State in August 2020, new authorities granted to the Department of Commerce to prohibit or restrict the use of information and communications technology and services, or ICTS, and Executive Order on Protecting America’s Sensitive Data from Foreign Adversaries published in June 2021. While a substantial majority of our business is conducted in mainland China, policies like these may deter U.S. users from accessing and/or using our search engine, apps and other products in the United States, which could adversely impact our user experience and reputation. Similarly, India has permanently banned a large number of apps since 2020 out of national security concerns, many of which are China-based apps (including our apps), escalating regional political and trade tensions. From time to time, in connection with perceived security incidents, the U.S. government may impose more stringent control measures or restrictions on the products and services of Chinese companies. The government measures taken and potential subsequent developments are beyond our control, and we could be adversely affected regardless whether or not we were actually involved in the incidents.

Likewise, we are monitoring policies in the United States that are aimed at restricting U.S. persons from investing in or supplying certain Chinese companies. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so). For instance, in October 2022, the U.S. government imposed a set of export control measures with respect to China (“the October 2022 Export Control Measures”). Among other things, these measures add certain semiconductor manufacturing equipment, advanced chips, and items containing such chips to the Commerce Control List (CCL); expand the number of items made outside the United States that are subject to U.S. export controls in the advanced computing and semiconductor context; and add license requirements for certain items destined for China for use in supercomputers, the development or production of semiconductors or semiconductor manufacturing equipment, or destined for semiconductor fabrication facilities in China that produce certain advanced chips. These measures also restrict the ability of U.S. persons to provide “support” for semiconductor manufacturing and related activities in China and may affect the ability of certain Chinese companies, including us, to purchase or obtain certain semiconductor manufacturing equipment or advanced chips, which may in turn affect the operations and development of AI technologies of such companies.

In addition, the United States is in the process of developing new export controls with respect to “emerging and foundational” technologies, which may include certain AI and semiconductor technologies. The U.S. government also reportedly is considering imposing new restrictions on the ability of U.S. persons to make investments in or engage in transactions with certain Chinese companies. The United States has also restricted U.S. persons from investing in publicly-traded securities of “Chinese Military-Industrial Complex” companies identified by the Treasury Department. Measures such as these could deter suppliers in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies.

As a result of these and other measures, Chinese companies may have to identify and secure alterative supplies or sources of financing, which they may not be able to do so in a timely manner and at commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the United States and other countries that impose export controls or other restrictions. Like other Chinese companies, our business, financial condition and results of operations could be adversely affected as a result.

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

Our business depends on the performance and reliability of the internet infrastructure in China. Almost all access to the internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. In addition, the national networks in mainland China are connected to the internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the internet. It is unpredictable whether a more sophisticated internet infrastructure will be developed in mainland China. We may not have access to alternative networks in the event of disruptions, failures or other problems with mainland China’s internet infrastructure. In addition, the internet infrastructure in mainland China may not support the demands associated with continued growth in internet usage.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2022. However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our Class A ordinary shares and/or ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

Termination or other changes of related party transactions in the ordinary course of business may have an adverse impact on our results of operations and financial performance.

Certain parties with which we transact may be deemed as our related parties by virtual of our equity interests in or significant influence over them. We have entered into transactions with these related parties in the ordinary course of business such as providing online marketing and/or other services to them. In 2020, 2021 and 2022, we had related party transactions of RMB2.8 billion, RMB4.4 billion and RMB4.4 billion (US$0.6 billion) in aggregate, respectively, in connection with online marketing and other services provided to related parties in our ordinary course of business. Please refer to “Item 7. Major Shareholders and Related Party Transactions” for more details. However, such related party transactions may discontinue in the future for a variety of reasons, such as the development status of relevant business or our relationship with the relevant parties. For example, a party may cease to be our related party, when we strategically dispose of our equity interests or otherwise cease to have significant influence over it, and such change in relationship may adversely affect our transactions and other business collaboration with the party. In addition, if we later on acquire a controlling stake in a related party or otherwise consolidate its results into our consolidated financial statements, our transactions with such party will no longer be related party transactions, and will not contribute to our financial results on a consolidated basis. Although we do not rely on these related party transactions, such change in relationship and/or transactions with related parties may have an adverse impact on our results of operations and financial performance.

We may have exposure to greater than anticipated tax liabilities.

We are subject to enterprise income tax, or EIT, VAT, and other taxes in many provinces and cities in mainland China and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. For example, if our P4P service is classified as a form of advertisement distribution service, we may be required to pay a cultural business construction fee. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—Mainland China VAT in Lieu of Business Tax.” In addition, if this classification of P4P services were to be retroactively applied, we might be subject to sanctions, including payment of delinquent fees and fines for the revenues generated from our P4P services prior to the classification. Moreover, under the EIT Law, the PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. Particularly, pursuant to the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures issued by the State Administration of Tax in March 2017, if a mainland China enterprise makes an outbound payment to its overseas related party which undertakes no functions, bears no risks or has no substantial operation or activities and such payment is inconsistent with arm’s-length principles, the tax authorities may carry out a special tax adjustment based on the full amount deducted prior to tax. Although we believe all our related party transactions, including all payments by our mainland China subsidiaries and the variable interest entities to our non-mainland China entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

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

In addition, our mainland China subsidiaries and the variable interest entities providing advertising services are exempted from cultural business construction fee for 2020 and 2021 and enjoy a 50% reduction of cultural business construction fee from January 1, 2022 to December 31, 2024. There is no assurance that the 50% reduction will continue after 2024.

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

We have purchased insurance to cover certain liabilities, properties, product quality and employees in connection with our intelligent driving business. We only have limited business liability or disruption insurance coverage for our operations in mainland China. Any business disruption may result in our incurring substantial costs and the diversion of our resources.

We face risks related to health epidemics, severe weather conditions and other outbreaks.

In recent years, there have been outbreaks of health epidemics in China and globally, including the outbreak of COVID-19 pandemic. Our results of operations have been and may continue to be adversely and materially affected to the extent COVID-19 or any other epidemic harms the Chinese and global economy in general. Beginning in 2020, COVID-19 has resulted in quarantines, travel restrictions, and temporary closure of businesses and facilities in China and worldwide. For its impact on our financial results, please see “Item 5. Operating and Financial Review and Prospects.” Potential impacts include, but are not limited to, the following:

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

The potential downturn brought by and the duration of the COVID-19 pandemic may be difficult to assess or predict, and actual effects will depend on many factors beyond our control. During the year ended December 31, 2020, we provided additional allowance for credit losses for accounts receivable and contract assets, recognized impairment charges on our long-term investments and content assets, and recorded loss from equity method investments, due to various factors including the severe impact of COVID-19. During the year ended December 31, 2021, macroeconomy was gradually recovering in China and business activities largely resumed. In 2022, macroeconomy remained challenging due to the resurgence of COVID-19 in several regions in China; surges of cases in many cities in China had a negative impact on our operations.

China began to modify its COVID control policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There remains uncertainty as to the future impact of the virus. The extent to which the COVID-19 pandemic impacts our long-term results will depend on future developments which are highly uncertain, unpredictable and beyond our control, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments, and measures to stimulate the general economy to improve business condition especially for SMEs. As a result, certain of our estimates and assumptions, including the allowance for credit losses, the valuation of certain debt and equity investments, long-term investments, content assets and long-lived assets subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to our current estimates in future periods. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years. We are closely monitoring the impacts of COVID-19 pandemic on us.

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

Risks Related to Our Corporate Structure

Laws and regulations of mainland China governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in the laws and regulations of mainland China or changes in interpretations thereof may materially and adversely affect our business.

Current laws and regulations of mainland China place certain restrictions and conditions on foreign ownership of certain areas of businesses. For example, pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multiparty communications, store-and-forward and call centers). In addition, foreign investors are prohibited from investing in companies engaged in internet culture businesses (except for music) and radio and television program production businesses.

We and our mainland China subsidiaries are still considered foreign persons or foreign-invested enterprises under the laws related to foreign investment of mainland China. As a result, we and our mainland China subsidiaries are subject to legal restrictions on or conditions for foreign ownership of various industries, including the aforementioned ones. Due to these restrictions and conditions, we operate our platform and conduct business in certain restricted or prohibited industries in mainland China through the variable interest entities. As all the nominee shareholders of the variable interest entities are either citizens of mainland China or domestic enterprises in mainland China, these entities are therefore considered as domestic enterprises under the laws of mainland China. The “nominee shareholders” refer to those shareholders who have entered into exclusive equity purchase and transfer option agreements and equity pledge agreements with us as part of the contractual arrangements. Our contractual arrangements with the variable interest entities and the nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance. These contractual arrangements demonstrate our ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the variable interest entities. In 2020, 2021 and 2022, we derived 43%, 44% and 47% of our external revenues from the variable interest entities, respectively.

However, our company is a Cayman Islands holding company with no equity ownership in the variable interest entities and we conduct our operations in mainland China through (i) our mainland China subsidiaries and (ii) the variable interest entities with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the variable interest entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with mainland China’s regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Baidu, Inc. may not be able to repay our indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the variable interest entities. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

There are substantial uncertainties regarding the interpretation and application of the laws and regulations of mainland China, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with the variable interest entities, including but not limited to Baidu Netcom and the nominee shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our business and our reputation.

Although we believe we, our mainland China subsidiaries and the variable interest entities comply with current laws and regulations of mainland China, we cannot assure you that the PRC government would agree that our contractual arrangements comply with the licensing, registration or other regulatory requirements of mainland China, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has discretion in determining rectifiable or punitive measures for non-compliance with or violations of the laws and regulations of mainland China. If the PRC government determines that we or the variable interest entities do not comply with applicable law, it could revoke the variable interest entities’ business and operating licenses, require the variable interest entities to discontinue or restrict the variable interest entities’ operations, restrict the variable interest entities’ right to collect revenues, block the variable interest entities’ websites, require the variable interest entities to restructure their operations, impose additional conditions or requirements with which the variable interest entities may not be able to comply, impose restrictions on the variable interest entities’ business operations or on their customers, or take other regulatory or enforcement actions against the variable interest entities that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the variable interest entities’ business operations or restrict the variable interest entities from conducting a substantial portion of their business operations, which could materially and adversely affect the variable interest entities’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the variable interest entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the variable interest entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

Our contractual arrangements with the variable interest entities in mainland China and the individual nominee shareholders may not be as effective in providing control over these entities as direct ownership.

Since the laws of mainland China restrict or impose conditions on foreign equity ownership in, among other areas, the internet content services, value-added telecommunication-based services, internet map services, online audio and video services and mobile application distribution companies in mainland China, we operate our platform and conduct our internet content services, value-added telecommunication-based services, internet map services, online audio and video services and mobile application distribution businesses through the variable interest entities in mainland China. We have no equity interest in any of these entities and must rely on contractual arrangements to control and operate the businesses and assets held by the variable interest entities, including the domain names and trademarks that have been transferred from our subsidiaries to the variable interest entities in accordance with requirements of the laws of mainland China. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, the variable interest entities and the individual nominee shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business, such as using the domain names and trademarks our subsidiaries have transferred to them or maintaining our platform, in an acceptable manner or taking other actions that are detrimental to our interests. If the variable interest entities or the individual nominee shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under the laws of mainland China, including contract remedies, which may not be sufficient or effective. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of the variable interest entities, and we may lose control over the assets owned by the variable interest entities, including our baidu.com domain name and website, and any other domain names and websites we have access to may not attract a large number of users and customers at the same level as baidu.com. As a result, our ability to conduct our business may be materially and adversely affected, and we may not be able to consolidate the financial results of the relevant variable interest entities into our consolidated financial statements in accordance with U.S. GAAP, which may materially and adversely affect our results of operations and damage our reputation.

Our contractual arrangements with the variable interest entities in mainland China may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between our subsidiaries and each of the variable interest entities in mainland China, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between our subsidiaries and these variable interest entities were not on an arm’s-length basis and therefore constituted a favorable transfer pricing. Under the PRC Enterprise Income Tax Law, or the EIT Law, an enterprise must submit its annual tax return together with information on related-party transactions to the PRC tax authorities. The PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. For example, the PRC tax authorities could request that the variable interest entities adjust their taxable income upward for PRC tax purposes. Such adjustment could adversely affect us by increasing the variable interest entities’ tax expenses without reducing our subsidiaries’ tax expenses, which could subject the variable interest entities to interest due on late payments and other penalties for under-payment of taxes.

The individual nominee shareholders of the variable interest entities may have potential conflicts of interest with us, which may adversely affect our business. We do not have any arrangements in place to address such potential conflicts.

We have designated individuals who are PRC nationals to be the nominee shareholders of the variable interest entities in mainland China. For example, Robin Yanhong Li, our chairman, chief executive officer and co-founder, is also the principal nominee shareholder of Baidu Netcom, which is the principal variable interest entity.

Although the individual nominee shareholders are contractually obligated to act in good faith and in our best interest, they may still have potential conflicts of interest with us. For example, some individual nominee shareholders of the variable interest entities do not have a significant equity stake in our company other than the share options granted to them. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, cause the variable interest entities to breach or refuse to renew, the existing contractual arrangements with us. Currently, we do not have any arrangements to address potential conflicts of interest between these individuals and our company, except that we could exercise our transfer option under the exclusive equity purchase and transfer option agreement with the relevant individual nominee shareholder to request him/her to transfer all of his/her equity ownership in the relevant variable interest entity to a mainland China entity or individual designated by us. We rely on Mr. Robin Yanhong Li, who is also a director of our company, to abide by the Cayman Islands law, which provides that directors owe a fiduciary duty to the company, and those who are also directors or officers of our mainland China subsidiaries to abide by the laws of mainland China, which provides that directors and officers owe a fiduciary duty to the company. Such fiduciary duty requires directors and/or officers to act in good faith and in the best interests of the company and not to use their positions for personal gains. There are, however, no specific provisions under the Cayman Islands law or the laws of mainland China on how to address potential conflicts of interest. If we cannot resolve any conflict of interest or dispute between us and the individual nominee shareholders of the variable interest entities, we would have to rely on legal proceedings, which could disrupt our business, distract management and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may be unable to collect long-term loans to the nominee shareholders of the variable interest entities in mainland China.

As of December 31, 2022, we have made long-term loans in an aggregate principal amount of RMB19.1 billion (US$2.8 billion) to the nominee shareholders of the variable interest entities. We extended these loans to enable the nominee shareholders to fund the capitalization of these entities. We may in the future provide additional loans to the nominee shareholders of the variable interest entities in mainland China in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans will depend on the profitability of these variable interest entities and their operational needs, which are uncertain. As of the date of this annual report, we do not have any repayment schedule with respect to such loans to the nominee shareholders of the variable interest entities.

We are in the process of registering the pledges of equity interests by nominee shareholders of some of the variable interest entities, and we may not be able to enforce the equity pledges against any third parties who acquire the equity interests in good faith in the relevant variable interest entities before the pledges are registered.

Pursuant to equity pledge agreements under the contractual arrangements, the nominee shareholders of each of the variable interest entities should pledge all of their equity interests in the relevant variable interest entities to our subsidiaries. An equity pledge agreement becomes effective among the parties upon execution. However, according to the Civil Code which became effective from January 1, 2021, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for market regulation. We are still in the process of registering the pledge relating to certain variable interest entity(ies), relating to recent equity interest transfers and capital increase. Prior to the completion of the registration, we may not be able to successfully enforce the equity pledge against any third parties who have acquired property right interests in good faith in the equity interests in the relevant variable interest entity(ies).

If the chops of our mainland China subsidiaries and the variable interest entities are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In mainland China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in mainland China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our mainland China subsidiaries and the variable interest entities are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and operations.

Most of our business operations are conducted in mainland China. Accordingly, our business, results of operations, financial condition and prospects are affected by economic, political and social conditions in China generally and by continued economic growth in China as a whole.

China’s economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. In recent decades, the PRC government has implemented a series of reform measures, including among others, emphasizing the utilization of market forces for economic reform and the establishment of improved corporate governance in business enterprises. Meanwhile, a considerable portion of productive assets in mainland China is still owned by the government. In addition, the PRC government also plays a significant role in regulating industry development and has extensive influence over China’s economic growth through allocating resources, foreign exchange control, and setting monetary and fiscal policy.

Growth of China’s economy has been uneven, both geographically and among various sectors of the economy, and the growth of the Chinese economy has slowed down in recent years. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Some of the stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, restricted cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and the variable interest entities in mainland China. Our operations in mainland China are governed by the laws and regulations of mainland China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in mainland China. The legal system of mainland China is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

The laws and regulations of mainland China have significantly enhanced the protections afforded to various forms of foreign investments in mainland China for the past decades. However, because certain recently enacted laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.

Furthermore, the legal system of mainland China is based in part on government policies, some of which are not published or not on a timely basis. As a result, we may not be aware of our potential violation of these policies and rules. In addition, certain administrative and court proceedings in mainland China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC government has complex regulatory requirements on the conduct of our business and it has recently promulgated certain regulations and rules to exert more oversight over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. Such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

We may be adversely affected by the complexity, uncertainties and changes in the regulations of internet and related business and companies in mainland China.

The PRC government regulates the internet and related industry extensively, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and rapidly evolving, and thus their interpretation and enforcement, and under certain circumstances, the compliance requirements still involve significant uncertainties. For example, we only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunications services in mainland China, including online information services.

The licensing requirements relating to the internet business in mainland China are uncertain and evolving. This means that permits, licenses or operations at some of our mainland China subsidiaries and the variable interest entities may be subject to challenge, or we may not be able to obtain or renew certain permits or licenses, including, without limitation, a Value-Added Telecommunication Business Operating License, which is issued by the MIIT, an Internet News License, which is issued by the CAC, a Short Messaging Service Access Code Certificate, which is issued by the MIIT, an Online Audio/Video Program Transmission License, which is issued by the State Administration of Press Publication, Radio, Film and Television, or the SAPPRFT (the corresponding regulatory body currently known as National Radio and Television Administration, or the NRTA), a Radio and Television Program Production License, which is issued by the local bureau of the NRTA, a Surveying and Mapping Qualification Certificate for internet map services, which is issued by the National Administration of Surveying, Mapping and Geo-information, an Internet Culture Business Permit, which is issued by the local bureau of the then Ministry of Culture, or the Ministry of Culture and Tourism which has replaced the Ministry of Culture, a Publication Business Operating License, which is issued by the local bureau of the SAPPRFT or NPPA, a Filing Certificate for Internet Drug and Medical Devices Information Services or the Qualification Certificate for Internet Drug Information Services, which is issued by provincial branch of the State Food and Drug Administration (the corresponding regulatory body currently known as the National Medical Products Administration), a Human Resource Services License, which is issued by the local bureau of the Ministry of Human Resources and Social Security, a Filing Certificate for the Online Transaction Platform, which is issued by Beijing News and Publications Bureau, a Filing Certificate for Business of Category II Medical Devices, which is issued by Haidian Branch of Beijing Administration for Market Regulation, a Registration Certificate for Medical Devices, which is issued by Beijing Medical Products Administration, a Food Business License, which is issued by Zengcheng Branch of Guangzhou Administration for Market Regulation, a Medicine Business License, which is issued by Guangdong Medical Products Administration, a Filing Certificate for the Publication Online Transaction Platform, which is issued by Shanghai News and Publications Bureau, an Internet Domain Name Services License, which is issued by Beijing Communications Administration, a Medical Device Operation License, which is issued by Guangzhou Administration for Market Regulation, a Medical Device Production License, which is issued by Beijing Medical Products Administration, a Filing Certificate for Third-Party Platform Provider of Online Trading Service for Medical Devices, which is issued by Beijing Medical Products Administration, the Practice Licenses of Medical Institutions, which are issued by the local competent government authorities of Yinchuan and Hainan, an Internet Religious Information Service License, which is issued by Beijing Ethnic and Religious Affairs Commission, a Filing Certificate of Artworks Operators, which is issued by Haidian Brach of Beijing Culture and Tourism Bureau, a Filing Information Form of Third Party Platform Providers of Online Food Trading, which is issued by Beijing Medical Products Administration, an Aquatic Wildlife Operation and Utilization License, which is issued by Guangzhou Agriculture and Rural Affairs Bureau, and certain permits for road testing and demonstration application of autonomous driving vehicles, which are issued by the local competent administrations for autonomous driving. Violation of relevant laws and regulations governing these licenses, approvals, filings or qualifications may result in penalties and even suspension or revocation of the licenses, approvals, filings or qualifications. Failure to obtain, maintain or renew these permits and licenses may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

We provide value-added telecommunications services through the variable interest entities, which hold the required licenses. In July 2006, the MIIT issued the Notice of the Ministry of Industry and Information Technology on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in mainland China. According to this notice, either the holder of a Value-Added Telecommunication Business Operating License or its shareholders must directly own the domain names and trademarks used by the license holder in its provision of value-added telecommunications services. The major variable interest entities hold the necessary assets that are material to the operation of our business, including domain names, personnel, facilities and most of our intellectual property rights.

As we enter into new businesses, we may encounter additional regulatory uncertainties. For example, the current legal framework of mainland China on autonomous cars or autonomous driving is relatively new and evolving. Pursuant to the local rules and regulations in various cities including Beijing, Shanghai, Chongqing, Guangzhou, Wuhan and other cities, any entity intending to conduct a road testing and/or demonstration application of autonomous driving vehicles in these cities must file an application for road testing and/or demonstration application with a designated local agency supervising road testing, operation and commercialization of autonomous vehicles in these cities. It also remains uncertain what additional compliance requirements we need to meet in order to undertake a road testing, operation and commercialization of our autonomous driving cars in other locations in mainland China. Baidu has obtained permits to conduct road testing in certain regions or cities such as Beijing, Guangzhou, Yangquan, Shanghai, Tianjin, Shenzhen, Changsha, Wuhan, Hefei, Wuzhen and Chongqing, and obtained the qualification for demonstration application (or commercial trial operation) of autonomous driving vehicles in certain regions and cities such as Beijing, Shenzhen, Chongqing, Wuhan, Changsha, Hefei, Wuzhen and Yangquan. In particular, Baidu has obtained the permits to charge fees for driverless ride-hailing services (with safety officers in the vehicles, but not behind the steering wheel) on public roads in Beijing in July 2022, and obtained the permits for fully driverless ride-hailing services on open roads in Chongqing and Wuhan in August 2022. There is no guarantee that the road testing and demonstration application of our autonomous driving cars in other locations fully complies with local laws and regulations. If our road testing and demonstration application are deemed by local enforcement authority as a violation of the applicable traffic and transportation laws, in addition to being warned or fined according to the laws and regulations on road traffic safety, we may also have to suspend the testing and the demonstration application, which may result in that the progress of our research and development of autonomous cars will be adversely affected and our revenue from driverless ride-hailing services will decline. We also engage in generative AI business which is a new business area in mainland China. The regulatory and legal framework on generative AI is evolving rapidly and may not sufficiently cover all aspects of the research, development and application of generative AI in mainland China. Before the year of 2022, the regulations related to generative AI were also provided in other regulations and rules of Internet information services dispersedly. However, PRC government authorities have gradually accelerated the pace of legislation for generative AI related technologies including algorithm recommendation and deep synthesis recently. Since the end of 2021, PRC government authorities released the Administration Provisions on Algorithmic Recommendation of Internet Information Services and the Administrative Provisions on Deep Synthesis of Internet Information Services successively. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Artificial Intelligence—Regulations on Generative AI.” However, since these laws and regulations are still relatively new and significant uncertainties exist with respect to the interpretation and implementation of such laws and regulations, we cannot assure whether we will be able to comply with the requirements of such laws and regulations in a timely manner or at all. If we are unable to obtain the necessary approvals or if we have any dispute with any third party relating to intellectual property or data security, our business operation may be adversely affected.

The interpretation and application of existing laws, regulations and policies and possible new laws, regulations or policies of mainland China relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in mainland China, including our business.

Failure to meet the PRC government’s complex regulatory requirements on our business operation could have a material adverse effect on our operations and the value of our securities.

We conduct our business primarily through the variable interest entities and the variable interest entities’ subsidiaries in mainland China. The PRC government has significant oversight over the conduct of our business according to the laws and regulations of mainland China. However, since the PRC legal system continues to rapidly evolve and many laws and regulations are relatively new, the interpretation and enforcement of these laws, regulations and rules involve uncertainties. Any failure to meet the PRC government’s complex regulatory requirements due to such uncertainties could have a material adverse effect on our operation and/or the value of our ADSs. Also, the PRC government has recently promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, or the Opinions. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or collectively, the Filing Rules, which will come into effect on March 31, 2023. Pursuant to the Filing Rules, domestic companies that seek to offer or list their securities in an overseas market, whether directly or indirectly, are required to fulfill relevant filing procedure and report relevant information to the CSRC. On December 28, 2021, the CAC issued the Cybersecurity Review Measures 2021, which required that, among others, network platform operators holding over one million users’ personal information are required to apply with the Cybersecurity Review Office for a cybersecurity review before any public offering in a foreign country. On November 14, 2021, the CAC released the Regulations on the Network Data Security, or the Draft Regulations, for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. Since the Draft Regulations are in the process of being formulated, and the Opinions, the Filing Rules and the Cybersecurity Review Measures 2021 are relevantly new and remain unclear on how they will be interpreted, amended and implemented by the relevant PRC government authorities, it remains uncertain whether we can obtain the specific regulatory approvals from, and complete the required filings with the CSRC, CAC or any other PRC government authorities for our future securities offering in a timely basis or at all. If we are unable to obtain such approvals or complete such filings, or such approvals or filings are rescinded even if obtained, our ability to continue to offer securities to investors will be significantly limited or completely hindered and the value of such securities may be significantly declined. In addition, implementation of industry-wide regulations directly targeting our operations could result in adverse effect on the value of our securities. Therefore, investors of our company and our business face potential uncertainty from any of our failure to meet the PRC government’s regulatory requirements on our operation.

Any failure or perceived failure by us to comply with the enacted Anti-Monopoly Guidelines for Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce, or the MOFCOM, the NDRC and the State Administration for Industry and Commerce (now the SAMR), respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. In November 2021, the National Anti-monopoly Bureau was inaugurated by the State Council, which aims to further implement the fair competition policies, and strengthen anti-monopoly supervision in mainland China, especially to strengthen oversight and law enforcement in areas involving platform economy, innovation, science and technology, information security and people’s livelihood.

In September 2020, the SAMR issued Anti-monopoly Compliance Guideline for Operators, which encourages, under the PRC Anti-monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In particular, on February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abuse of market dominance, concentration of undertakings, and abuse of administrative powers that eliminate or restrict competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of consumers and undertakings participating in internet platform economy, including without limitation, prohibiting companies with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements through entering into written or oral agreements or using technologies to block competitors’ interface or reduce positions in search results of goods displays, using bundle services to sell different services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Internet Platforms also reinforces anti-monopoly merger review for internet platform related transactions to safeguard market competition. In practice, the PRC government authority also strengthens the supervision of monopoly and other unfair competition acts, and requests to establish a new order of the platform economy. In April 2021, the SAMR, together with certain other PRC government authorities convened an administrative guidance meeting, focusing on the problem of requiring the operators on the platform to choose “one out of two” competitive platforms and other prominent problems, requesting major internet companies to conduct self-inspection and rectification on the activities which may violate anti-monopoly, anti-unfair competition, tax and other related laws and regulations, to comply with relevant laws and regulations strictly and to be subject to public supervision. In addition, many internet companies, including the over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR has stated it will organize and conduct inspections on the companies’ rectification results. If the companies are found to conduct illegal activities, more severe penalties are expected to be imposed on them in accordance with the laws. As of the date of this annual report, we have completed such self-inspection and have not received any further inquiry from the relevant governmental authorities. As the Anti-Monopoly Guidelines for Internet Platforms was newly promulgated, we are unable to estimate its specific impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties.

The Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings (Revised Draft for Comments) released on June 27, 2022, propose to raise the filing threshold of revenue, and provide that certain transactions should also be reported to the anti-monopoly authority even if the revenue threshold is not met. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Anti-Monopoly Matters related to Internet Platform Companies.” If these provisions become effective as their current form, certain acquisition or investment transactions between one party with large revenue, like us, and small-scale enterprises, may be also subject to the filing of concentration of undertakings. As of the date of this annual report, these provisions have not been promulgated in their final form, therefore, substantial uncertainties still exist with respect to the final content, interpretation and implementation of such provisions. In addition, the PRC Anti-monopoly Law, which was amended and became effective on August 1, 2022, raises the maximum fines for failure to file for concentration of undertakings, and introduces a “stop-clock mechanism” which may prolong the length of period for concentration review. See “Item 4.B. Information on the

Company—Business Overview—Regulations—Regulations on Anti-Monopoly Matters related to Internet Platform Companies.”

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

We have received enquiries from the SAMR related to failure to file prior notification of concentrations of undertaking, and with respect to certain past transactions for which we failed to file the prior notification, we have been fined with an amount of RMB500,000 for each case. There can be no assurance that we will not be subject to more enquiries or penalties in the future. If the anti-monopoly authority determines we, in the past or in the future, have failed to file other concentrations which are subject to the prior notification, we may be subject to penalty, and in extreme case being ordered to terminate the contemplated concentration, to dispose of our equity or asset within a prescribed period, to transfer our business within a prescribed time or to take any other necessary measures to restore to the pre-concentration status.

Due to the enhanced enforcement of and tightened regulatory requirements under the amended Anti-Monopoly Law, we may receive greater scrutiny and attention from regulators and more frequent and stringent investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. In addition, there are significant uncertainties on the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in mainland China. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services as well as our investments in our ordinary business course to avoid any failure to comply with these regulations. Any failure or perceived failure by us to comply with the enacted Anti-Monopoly Guidelines for Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations.

We are subject to various economic sanction and export control laws.

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

In August 2020, MOFCOM and the Ministry of Technology jointly promulgated a notice to adjust and pronounce the Catalog of Technologies Prohibited or Restricted from Export of the PRC, which has provided that certain technologies on interactive interface of AI (including voice recognition, microphone array, voice wake-up and interactive understanding) could be restricted for export from mainland China without approval. According to the Administrative Measures on the Import and Export of Technologies of the PRC, which was recently revised by the State Council in November 2020, if we would like to conduct any type of cross-border technology service or cooperation involving certain AI technologies which are or may be (subject to determination by the relevant governmental authority) restricted from export, we would be required to apply for approval from the provincial competent commercial department before entering into any substantial stage of negotiation or execution of any technology export contract. If and after such contract is executed, we must apply for an export certificate and such contract would only come into effect after the competent commercial department has granted us the permit. Such process may be time consuming and there is no guarantee that such permit would always be granted, which could negatively affect our potential cross-border technology service or cooperation.

While we believe that we have been, and that we continue to be, in compliance with applicable economic sanction and export control laws, our failure to employ appropriate safeguards with respect to users located in countries that are targets of economic sanctions or export control may result in a violation of such laws and regulations. Non-compliance with applicable governmental economic sanctions or export control laws could subject us to adverse media coverage, investigations, severe administrative, civil and possibly criminal sanctions, and expenses related to remedial measures and legal expenses, which could materially and adversely affect our reputation, business, financial condition, results of operations and prospects.

There are uncertainties associated with the laws and regulations of mainland China on virtual assets, and therefore it is not clear what liabilities, if any, we may have relating to the loss of virtual assets by our users.

While participating on our platform, our users may acquire, purchase and accumulate certain virtual assets, such as gifts or certain statuses and privileges. Such virtual assets can be important to users and have monetary value and, in some cases, can be cashed to actual money. However, virtual assets may become lost for various reasons, often through unauthorized use of the account of one user by other users and occasionally through data loss caused by delays in network service, network crashes or hacking activities. Currently, there are uncertainties associated with the laws and regulations of mainland China on virtual assets. As a result, uncertainties still exist as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of a platform would have any liability, whether in contract, tort or otherwise, to users or other interested parties, for loss of such virtual assets. Some recent judgments of the courts of mainland China ordered certain online platform operators liable for losses of virtual assets by platform users, and have ordered online platform operators to restore the lost virtual items to users or pay damages and losses. In case of a loss of virtual assets, we may be sued by our users and held liable for losses, which may negatively affect our reputation, business, financial condition, results of operations and prospects. We have been involved in virtual items related lawsuits in the past, and we cannot assure you that such lawsuits will not be brought against us again in the future.

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On January 1, 2020, the PRC Foreign Investment Law, or the Foreign Investment Law, and the Regulations for Implementation of the Foreign Investment Law of the PRC, or the Implementation Regulations, came into effect and replaced the trio of prior laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law and the Implementation Regulations embody an expected regulatory trend of mainland China to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since they are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted in mainland China by foreign individuals, enterprises or other entities. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the laws and regulations of mainland China. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all.

If any of the variable interest entities would be deemed as foreign invested enterprise under any such future laws, administrative regulations or provisions and any of our business would be included in any negative list or other form of restrictions on foreign investment, we may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on our business, financial condition, result of operations and prospects. If we or any of the variable interest entities is found to be in violation of any existing or future laws, administrative regulations or provisions of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take corresponding action regarding such violations or failures to such entities, such as:

•	order to immediately terminate prohibited investment activities and to take certain measures to return to the pre-investment status;

•	order to rectify within prescribed period and to take necessary measures to comply with such laws, administrative regulations or provisions;

•	revocation of such entities’ business licenses and/or operating licenses;

•	shutting down of our website, or discontinuance or restriction on any transactions between certain of our mainland China subsidiaries with them;

•

fines, confiscation of the income from our mainland China subsidiaries or the variable interest entities, or other requirements with which we or the variable interest entities may not be able to comply;

•

order to restructure our ownership structure, corporate governance and business operations, including terminating the contractual arrangements with the variable interest entities and deregistering the equity pledges of the variable interest entities, which in turn would affect our ability to consolidate, derive economic interests from, or impose control over the variable interest entities; or

•

restriction or prohibition on our use of the proceeds of any financing outside mainland China to finance our business operations in mainland China, and other regulatory or enforcement actions that could be harmful to our business.

Any of the above penalties may result in a material and adverse effect on our business operation. In addition, if the PRC regulatory authorities were to find our legal structure and contractual arrangements to be in violation of any laws, administrative regulations or provisions of mainland China, we are uncertain what impact of above PRC regulatory authorities’ actions would have on us and our ability to consolidate the variable interest entities in the consolidated financial statement. If any of these regulatory actions result in us losing our right to direct the activities of the variable interest entities or to receive substantially all the economic benefits and residual returns from the variable interest entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the variable interest entities in the consolidated financial statements. Any of the above results, or any other significant unfavorable actions that might be imposed on us in this event, would have an adverse effect on our business, financial condition, results of operations and prospects. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs and Class A Ordinary Shares—Certain judgments obtained against us by our shareholders may not be enforceable.” for risks associated with investing in us as a Cayman Islands company.

We may be subject to liability for information displayed on or linked to our websites, mobile apps, Smart Mini Program or Managed Page and negative publicity in international media, and our business may be adversely affected as a result.

The PRC government has adopted regulations governing internet access and distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates the laws and regulations of mainland China, impairs the national dignity of China, contains terrorism or extremism content, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses and the closure of the concerned websites. In the past, failure to comply with these requirements has resulted in the closure of certain websites. The website operator may also be held liable for the information displayed on or linked to the website or the mobile apps.

In particular, the MIIT, has published regulations that subject website operators to potential liability for content displayed on their websites or mobile apps and the actions of users and others using their systems, including liability for violations of the laws and regulations of mainland China prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information. Furthermore, we are required to report any suspicious content to relevant governmental authorities, and to undergo computer security inspections. If we fail to implement the relevant safeguards against security breaches, our websites may be shut down and our business and ICP licenses may be revoked. In addition, the CAC has, from time to time, also issued rules enhancing the internet service provider’s obligations to monitor information displayed on its information platform and prevent dissemination of illegal contents. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Value-Added Telecommunications Services and Internet Content Services—Regulations on Content.”

The Anti-Terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018, further requires internet service providers to verify the identity of their users, and to not provide services to anyone whose identity is unclear or who declines verification. Although the identity verification requirements are already embodied in some internet related regulations, the Anti-Terrorism Law extends these requirements to all types of internet services. The internet service providers are also required to provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Information Security” for more details.

Although we attempt to monitor the content in our search results, mobile apps, online communities such as Baidu Post, Smart Mini Programs and Managed Page, we are not able to control or restrict the content of other internet content providers linked to or accessible through our websites, mobile apps, or content generated or placed on our Baidu Post message boards, mini programs, Managed Page, or our other online communities by our users. To the extent that PRC regulatory authorities find any content displayed on our websites or mobile apps illegal, they may require us to limit or eliminate the dissemination of such information on our websites or mobile apps. To the extent that PRC regulatory authorities find any content displayed on our websites or mobile apps objectionable, they may suggest that we limit or eliminate the dissemination of such information on our websites or mobile apps. If third-party websites linked to or accessible through our websites or mini programs accessible through our mobile apps conduct unlawful activities such as online gambling, PRC regulatory authorities may require us to report such unlawful activities to relevant authorities and to remove the links to such websites or mobile apps, or they may suspend or shut down the operation of these third-party websites. PRC regulatory authorities may also temporarily block access to certain websites or mobile apps for a period of time for reasons beyond our control. Any of these actions may reduce our user traffic and adversely affect our business. In addition, we have been and may be subject to penalties in the future for violations of those regulations arising from information displayed on or linked to our websites or mobile apps, including a suspension or shutdown of our online operations. For example, in April 2020, we were approached and inquired by the CAC with respect to the display and dissemination of vulgar contents and insufficient content monitoring on the public accounts on Baidu App. As a consequence, our Baidu App was ordered to suspend any updates for over two weeks before updates resumed to normal. Although we will make our best efforts to closely monitor and filter the contents displayed and disseminated on our Baidu App and other products, we cannot assure you that incidents of similar type would not take place in the future. Moreover, our compliance with mainland China’s regulations governing internet access and distribution of news and other information over the internet may subject us to negative publicity or even legal actions outside of mainland China.

Discontinuation of any of the preferential income tax treatments currently available to us in mainland China could have a material and adverse effect on our result of operations and financial condition.

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

A number of our mainland China subsidiaries and the variable interest entities are entitled to enjoy a preferential tax rate of 15% due to their qualification as “High and New Technology Enterprise,” which are subject to renewal every three years. If any or some of these mainland China subsidiaries and variable interest entities fail to maintain the “High and New Technology Enterprise” qualification, their applicable EIT rate will increase to 25%. Certain of our mainland China subsidiaries and the variable interest entities enjoy a 175% super deduction for eligible research and development expenses. However, there is no assurance that the 175% super deduction preferential policy will continue after 2023.

Discontinuation of any of the above-mentioned preferential income tax treatments currently available to us in mainland China could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

If our mainland China subsidiaries declare and distribute dividends to their respective offshore parent companies, we will be required to pay more taxes, which could have a material and adverse effect on our result of operations.

Under the EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our mainland China subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The British Virgin Islands, where Baidu Holdings Limited, which wholly owns our mainland China subsidiaries, Baidu Online and Beijing Duyou Information Technology Co., Ltd., is incorporated, does not have such a tax treaty with mainland China. Hong Kong has a tax arrangement with mainland China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise owns at least 25% of the mainland China enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, Baidu (Hong Kong) Limited, which directly owns our mainland China subsidiaries Baidu China and Baidu Times, is incorporated in Hong Kong.

However, if Baidu (Hong Kong) Limited is not considered to be a Hong Kong tax resident enterprise or the beneficial owner of dividends paid or to be paid to it by Baidu China and Baidu Times under the tax circulars promulgated in February 2009 and 2018, such dividends would be subject to withholding tax at a rate of 10%. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—Mainland China Enterprise Income Tax.” If our mainland China subsidiaries further declare and distribute profits earned after January 1, 2008 to us in the future, such payments will be subject to withholding tax, which will further increase our tax liability and reduce the amount of cash available to our company.

We may be deemed a mainland China resident enterprise under the EIT Law, which could subject us to mainland China’s taxation on our global income, and which may have a material and adverse effect on our results of operations.

Under the EIT Law and related regulations, an enterprise established outside of mainland China with “de facto management body” within mainland China is considered a mainland China resident enterprise and is subject to the EIT at the rate of 25% on its worldwide income as well as PRC EIT reporting obligations. The related regulations define the term “de facto management body” as “the establishment that exercises substantial and overall management and control over the production, business, personnel, accounts and properties of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the basis of de facto management bodies, issued on April 22, 2009 and further amended on December 29, 2017, or the SAT Circular 82 in April 2009, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled overseas-incorporated enterprise is located in mainland China. The State Administration of Taxation issued additional rules to provide more guidance on the implementation of SAT Circular 82 in July 2011, and issued an amendment to SAT Circular 82 delegating the authority to its provincial branches to determine whether a Chinese-controlled overseas-incorporated enterprise should be considered a mainland China resident enterprise, in January 2014. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—Mainland China Enterprise Income Tax.” Although the SAT Circular 82, the additional guidance and amendment apply only to overseas registered enterprises controlled by mainland China enterprises, not to those controlled by mainland China individuals or foreigners, the criteria set forth in

SAT Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by enterprises or individuals of mainland China. If we are deemed a mainland China resident enterprise, we may be subject to the EIT at 25% on our global income, except that the dividends we receive from our mainland China subsidiaries may be exempt from the EIT to the extent such dividends are deemed as “dividends among qualified mainland China resident enterprises.” If we are deemed a mainland China resident enterprise and earn income other than dividends from our mainland China subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the tax laws of mainland China, dividends payable by us and gains on the disposition of our shares or ADSs may be subject to mainland China taxation.

If we are considered a mainland China resident enterprise under the EIT Law, our shareholders and ADS holders who are deemed non-resident enterprises may be subject to the EIT at the rate of 10% upon the dividends payable by us or upon any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from mainland China; provided that (i) such foreign enterprise investor has no establishment or premises in mainland China, or (ii) it has establishment or premises in mainland China but its income derived from mainland China has no real connection with such establishment or premises. If we are required under the EIT Law to withhold mainland China income tax on our dividends payable to our non-mainland China resident enterprise shareholders and ADS holders, or if any gains realized from the transfer of our shares or ADSs by our non-mainland China resident enterprise shareholders and ADS holders are subject to the EIT, your investment in our shares or ADSs could be materially and adversely affected.

Furthermore, if we are considered a mainland China resident enterprise and relevant PRC tax authorities consider dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within mainland China, it is possible that such dividends and gains earned by non-resident individuals may be subject to mainland China individual income tax at a rate of 20%. If we are required under the tax laws of mainland China to withhold mainland China income tax on dividends payable to our non-mainland China investors that are non-resident individuals or if you are required to pay mainland China income tax on the transfer of our shares or ADSs, the value of your investment in our shares or ADSs may be materially and adversely affected.

Our subsidiaries and the variable interest entities in mainland China are subject to restrictions on paying dividends and making other payments to our holding company.

Baidu, Inc. is our holding company incorporated in the Cayman Islands. As a result of the holding company structure, it currently relies on dividend payments from our subsidiaries in mainland China. However, the regulations of mainland China currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and the variable interest entities in mainland China are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of foreign currencies out of mainland China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “—Governmental control of currency conversion may affect the value of your investment.” Furthermore, if our subsidiaries or the variable interest entities in mainland China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If our subsidiaries and the variable interest entities in mainland China are unable to pay dividends or make other payments to us, we may be unable to pay dividends on our ordinary shares and ADSs.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of foreign currency out of mainland China. We receive most of our revenues in RMB. Under our current structure, our income at the Cayman Islands holding company level will primarily be derived from dividend payments from our mainland China subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our mainland subsidiaries and the variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders or ADS holders.

Mainland China’s regulation of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our mainland China subsidiaries, the variable interest entities and certain related parties, or making additional capital contributions to our mainland China subsidiaries, which could adversely affect our ability to fund and expand our business.

Baidu, Inc. is our offshore holding company conducting operations in mainland China through our mainland China subsidiaries and the variable interest entities. We may make loans to our mainland China subsidiaries and the variable interest entities, or we may make additional capital contributions to our mainland China subsidiaries. Loans by Baidu, Inc. or any of our offshore subsidiaries to our mainland China subsidiaries, which are treated as foreign-invested enterprises under the laws of mainland China, or to the variable interest entities are subject to the regulations and foreign exchange loan registrations of mainland China. Such loans to any of our mainland China subsidiaries and the variable interest entities to finance their activities cannot exceed a statutory upper limit and must be filed with SAFE through the online filing system of SAFE pursuant to the applicable regulations of mainland China. We may also decide to finance our mainland China subsidiaries by means of capital contributions, in which case the mainland China subsidiary is required to register the details of the capital contribution with the local branch of SAMR and submit a report on the capital contribution via the online enterprise registration system to the Ministry of Commerce. Meanwhile, we are not likely to finance the activities of the variable interest entities by means of capital contributions given the mainland China’s legal restrictions on foreign ownership of internet content services, value-added telecommunication-based services, internet map services, online audio and video services and mobile application distribution businesses. We have also entered into several loan agreements with Du Xiaoman, our related party. Please refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Loan transactions with Du Xiaoman.”

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

In light of the various requirements imposed by the regulations of mainland China on loans to and direct investment in entities in mainland China by offshore holding companies, including SAFE Rules and Circulars referred to above, we cannot assure you that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to existing and future loans by us to our mainland China subsidiaries, the variable interest entities and certain related parties or additional capital contributions by us to our mainland China subsidiaries, and conversion of such loans or capital contributions into RMB. If we fail to complete such registrations or filings, our ability to capitalize or otherwise fund our operations in mainland China may be negatively affected, which could adversely affect our ability to fund and expand our business.

Mainland China’s regulations relating to the establishment of offshore special purpose companies by domestic residents may limit our ability to inject capital into our mainland China subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, and a series of implementation rules and guidance issued by SAFE, including the circular relating to operating procedures that came into effect in July 2011, require domestic residents and domestic corporate entities of mainland China to register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014, which replaced the SAFE Circular No. 75. SAFE Circular No. 37 requires domestic residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such domestic residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the domestic residents in the offshore special purpose vehicles or domestic companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a domestic resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by domestic individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are mainland China domestic residents do not complete their registration with the local SAFE branches, the mainland China subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its mainland China subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under the laws of mainland China for evasion of applicable foreign exchange restrictions. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. In accordance with SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

In addition, our shareholders who are entities in mainland China must complete their overseas direct investment filings according to applicable laws and regulations regarding the overseas direct investment by such entities, including certificates, filings or registrations with the MOFCOM and the NDRC, or the local branch of the MOFCOM and NDRC based on the investment amount, invested industry or other factors thereof, and should also update or apply for amendment in respect to the certificates, filings or registrations in the event of any significant changes with respect to the offshore investment.

We have notified holders of ordinary shares of our company whom we know are domestic residents of mainland China to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. We are aware that Mr. Robin Yanhong Li, our chairman, chief executive officer and principal shareholder, who is a domestic resident of mainland China, has registered, and updated registration when required, with the relevant local SAFE branch. We, however, cannot provide any assurances that all of our shareholders or ADS holders who are domestic residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our domestic resident shareholders to comply with the registration procedures or other applicable regulations of mainland China may subject the domestic resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our mainland China subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company.

As it is uncertain how the SAFE regulations described above and any future regulation concerning offshore or cross-border transactions will be interpreted, amended or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a domestic company, we cannot assure you that we or the owners of such company will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with mainland China’s regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the plan participants in mainland China or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rule, replacing the earlier rules promulgated in March 2007. Under the Stock Option Rule, domestic residents of mainland China who are granted stock options by an overseas publicly listed company are required, through a domestic agent or domestic subsidiary in mainland China of such overseas publicly listed company, to register with SAFE and complete certain other procedures. We and our domestic resident employees who have been granted stock options are subject to these regulations. We have designated our mainland China subsidiary Baidu Online to handle the registration and other procedures required by the Stock Option Rule. However, if we or our domestic optionees fail to comply with these regulations on a timely basis, we or our domestic optionees and their local employers may be subject to fines and legal sanctions.

Mainland China’s regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in August 2006 and amended in June 2009, among other things, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, or the Rules Concerning Security Review on M&A,

issued by the Ministry of Commerce in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that the competent PRC government authorities may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions and investment in mainland China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, according to the Anti-Monopoly Law, as amended, the SMAR should be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. We may grow our business in part by directly acquiring complementary businesses in mainland China. Complying with the requirements of the laws and regulations mentioned above and other regulations of mainland China to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SMAR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

In December 2020, the NDRC and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Foreign Investment.” for more details. As these measures are recently promulgated, official guidance has not been issued by the designated office in charge of such security review yet. At this stage, the interpretation of those measures remains unclear in many aspects, such as what would constitute “important information technology and internet services and products” and whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. As our business may be deemed to constitute the foregoing circumstances, we cannot assure you that our current business operations will remain fully compliant, or we can adapt our business operations to new regulatory requirements on a timely basis, or at all.

The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in mainland China and controlled by Domestic persons or entities of mainland China to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative

Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Rules, which will take effect on March 31, 2023. The Filing Rules establish a new filing-based regime to regulate overseas offerings of stocks, depository receipts, convertible corporate bond, or other equity securities, and overseas listing of these securities for trading, by domestic companies. According to the Filing Rules, domestic companies that directly or indirectly offer or list their securities in an overseas market should file with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) any of the revenue, profits, total assets or net assets of such domestic company in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of its business operations are conducted in mainland China or its principal place of business is located in the mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the mainland China. According to the Filing Rules, the issuer or its affiliated domestic company, as the case may be, must file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, a listed company like us is required to submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines to the relevant domestic companies, and a warning and fines on the controlling shareholder, the actual controller and other responsible persons. The Filing Rules also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises and additional reporting obligations for listed companies in the case of material changes. For more details of the Filing Rules, please refer to “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Overseas Offering and Listing.”

In a Q&A released on the CSRC’s official website, the respondent CSRC official stated that the domestic companies which have listed their securities in the overseas market as of March 31, 2023 will be regarded as the existing overseas listed companies, which will not be required to file with the CSRC until they conduct any new offerings subject to the filing requirements under Filing Rules. The Q&A also addressed the contractual arrangements and pointed out that, as for companies with contractual arrangements seeking overseas offering, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing procedures for companies with contractual arrangements complying with relevant laws and regulations. If we fail to file with the CSRC in a timely manner or at all, for any future offering (including, among others, follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities) pursuant to the Filing Rules due to our contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements or restructure our business operations to rectify the failure to complete the filings. However, as the Filing Rules were recently promulgated, there remain substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, promulgated the revised Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, which will take effect on March 31, 2023. According to the Confidentiality and Archives Management Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, the Confidentiality and Archives Management Provisions also provides that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Overseas Offering and Listing.” Since the Confidentiality and Archives Management Provisions was promulgated recently, substantial uncertainties still exist with respect to the interpretation and implementation of such provisions and how they will affect us.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that any additional approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if any regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our Class A ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and Class A ordinary shares are fully fungible, we cannot assure your that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Our revenues and costs are mostly denominated in RMB. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, repaying our U.S. dollar denominated notes or other payment obligations or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported, regardless of any underlying change in our business or results of operations, as RMB is our reporting currency. For example, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, our reporting currency, and foreign exchange losses reported in earnings for certain RMB denominated loans that overseas entities borrowed from our entities in mainland China. Conversely, a depreciation of RMB against the U.S. dollar would result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated notes and other indebtedness into RMB. Moreover, a significant depreciation of the RMB against the U.S. dollar may significantly reduce our earnings translated in the U.S. dollars, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by the exchange control regulations of mainland China that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

We face uncertainties with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

In February 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7. Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the entity in mainland China which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the mainland China tax resident enterprise and other properties in mainland China. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a mainland China resident enterprise. However, Public Notice 7 provides safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. On October 17, 2017, the State Administration of Taxation, or the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to Public Notice 7 and SAT Bulletin 37, both the transferor and the transferee may be subject to penalties under the tax laws of mainland China if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-mainland China resident enterprises, or sale or purchase of shares in other non-mainland China resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Public Notice 7 and SAT Bulletin 37. For the transfer of shares in our company by investors that are non-mainland China resident enterprises, our mainland China subsidiaries may be requested to assist in the filing under Public Notice 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with Public Notice 7 and SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars. The PRC tax authorities have the discretion under Public Notice 7 and SAT Bulletin 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Public Notice 7 and SAT Bulletin 37, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We have made acquisitions in the past and may conduct additional acquisitions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

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

iQIYI is currently and may in the future be subject to unfavorable allegations made by short sellers. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Separately, in November 2020, after our announcement that we had entered into definitive agreements with JOYY Inc. (JOYY) and certain of its affiliates to acquire YY Live, Muddy Waters published a short selling report containing certain allegations against JOYY, including the YY Live Business. On February 8, 2021, JOYY publicly disclosed that its audit committee conducted an independent review of the allegations raised in the report related to the YY Live business, with the assistance of independent counsel, working with a team of experienced forensic auditors and data analytics experts, and that the review concluded that the allegations raised and conclusions reached in the report about the YY Live business were not substantiated. Further, JOYY Inc. and certain of its current and former officers and directors were named as defendants in a federal putative securities class action filed in November 2020 in the district court for the Central District of California, alleging that they made material misstatements and omissions in documents filed with the SEC regarding certain of the allegations contained in the Muddy Waters short seller report. In March 2022, the court granted defendants’ motion to dismiss in its entirety with prejudice. On April 8, 2022, the co-lead plaintiffs filed a notice of appeal. JOYY cannot reasonably estimate a potential future loss at this stage. See “—We face risks associated with our proposed acquisition of YY Live and its online live streaming business.” We may also become the subject of other short seller attacks from time to time in the future and class actions or regulatory enforcement actions derivative of such short seller attacks or actions of a similar nature. Any such allegations may be followed by periods of instability in the market price of our Class A ordinary shares and/or ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves, including in connection with class actions or regulatory enforcement actions derivative of such allegations. While we believe we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day our operations. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our securities and our business operations.

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

•	In February 2023, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$5.0 billion of our ADSs or shares, effective until December 31, 2025.

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

We are incorporated in the Cayman Islands, and conduct most of our operations in mainland China through our subsidiaries and the variable interest entities in mainland China. All of our executive officers and a majority of our directors do not reside in the United States or Hong Kong and some or all of the assets of these persons are not located in the United States or Hong Kong. As a result, it may not be possible to effect service of process within the United States, Hong Kong or elsewhere outside of mainland China upon our executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws, Hong Kong laws or otherwise.

It may also be difficult or impossible for you to bring an action against us or against our directors and executive officers in the Cayman Islands or in mainland China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers.

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

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. The courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the courts of mainland China will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of the laws of mainland China or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court of mainland China would enforce a judgment rendered by a court in the United States.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering. Our co-founder, chairman and chief executive officer, Robin Yanhong Li, who acquired our shares prior to our initial public offering, holds our Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate (as defined in our memorandum and articles of association) of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. In addition, if at any time Robin Yanhong Li and his affiliates (as defined in our memorandum and articles of association) collectively own less than 5% of the total number of the issued and outstanding Class B ordinary shares, each issued and outstanding Class B ordinary share will be automatically and immediately converted into one Class A ordinary share, and we should not issue any Class B ordinary shares thereafter.

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

As a Cayman Islands exempted company listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the Companies Act (As Revised) of the Cayman Islands nor our Memorandum and Articles requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We have convened an extraordinary general meeting on December 7, 2021 to revise our memorandum and articles of association, so that we are required to convene an annual general meeting each year. Accordingly, we held an annual general meeting in June 2022. This resolution has been passed and our memorandum and articles of association was amended and restated accordingly. If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2022. No assurance can be given that we will not become a PFIC in the current taxable year or foreseeable taxable years, because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ordinary shares and/or ADSs may cause us to become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ordinary shares and/or ADSs from time to time (which may be volatile). In addition, based on the nature of our business and activities, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being or becoming a PFIC in the current taxable year. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years.

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

We are exposed to risks associated with any potential spin-off of one or more of our businesses. The Hong Kong Stock Exchange has granted us a waiver from strict compliance with the requirements in paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to spin-off a subsidiary entity and list it on the Hong Kong Stock Exchange within three years after the listing of our Class A ordinary shares on the Hong Kong Stock Exchange. While we do not have any specific plans with respect to the timing or details of any potential spin-off listing on the Hong Kong Stock Exchange as at the date of this annual report, we continue to explore the ongoing financing requirements for our various businesses and may consider a spin-off listing on the Hong Kong Stock Exchange for one or more of those businesses within the three year period after the listing of our Class A ordinary shares on the Hong Kong Stock Exchange. As of the date of this annual report, we have not identified any target for a potential spin-off, as a result we do not have any information relating to the identity of any spin-off target or any other details of any spin off and accordingly, there is no material omission of any information relating to any possible spin-off in this document. The waiver granted by the Hong Kong Stock Exchange is conditional upon us confirming to the Hong Kong Stock Exchange in advance of any spin-off that it would not render the Company, excluding the businesses to be spun off, incapable of fulfilling either the eligibility or suitability requirements under Rules 19C.02 and 19C.05 of the Hong Kong Listing Rules based on the financial information of the entity or entities to be spun-off at the time of our company’s Listing (calculated cumulatively if more than one entity is spun-off). We cannot assure you that any spin-off will ultimately be consummated, whether within the three-year period after the listing of our Class A ordinary shares on the Hong Kong Stock Exchange or otherwise, and any such spin-off will be subject to market conditions at the time and approval by the listing committee of the Hong Kong Stock Exchange. In the event that we proceed with a spin-off, our company’s interest in the entity to be spun-off (and its corresponding contribution to the financial results of our company) will be reduced accordingly.

Item 4.	Information on the Company

A.	History and Development of the Company

Our company was incorporated in the Cayman Islands in January 2000. In December 2008, our shareholders approved the name change of our company from Baidu.com, Inc. to Baidu, Inc. In December 2021, our shareholders approved the name change of our company from Baidu, Inc. to Baidu, Inc. 百度集團股份有限公司 by adopting the dual foreign name “百度集團股份有限公司.”

Since our inception, we have conducted our operations in mainland China principally through Baidu Online, our wholly owned subsidiary in Beijing, China. Since June 2001, we also have conducted part of our operations in mainland China through Baidu Netcom, a variable interest entity in Beijing, China, which holds the licenses and approvals necessary to operate our platform and provide internet content services, value-added telecommunication-based services, internet map services, online audio and video services and mobile application distribution businesses. In subsequent years, we have established additional subsidiaries inside and outside of mainland China and assisted in establishing additional variable interest entities in mainland China to conduct part of our operations.

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

In November 2012, we obtained the controlling interest in iQIYI, Inc., or iQIYI, a prior equity method investee, and have since then consolidated its financial results into our consolidated financial statements. In May 2013, we acquired the online video business of PPStream Inc., or PPS, merged it with iQIYI and have since then consolidated its financial results into our consolidated financial statements. iQIYI completed its initial public offering in March 2018 and iQIYI’s American Depositary Shares trade on the Nasdaq Global Select Market under the symbol “IQ.” We continue to control iQIYI and consolidate its financial results into our own in accordance with U.S. GAAP.

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

We closed Series A financing of our smart living business, or Smart Living Group (SLG), at a post-money valuation of approximately RMB20 billion (US$2.9 billion) in November 2020, and two rounds of Series B financing at a US$5.1 billion post-money valuation, in August 2021 and September 2022, respectively. SLG operates DuerOS voice assistant and DuerOS-powered smart devices. We continued to consolidate the financial results of SLG into our own in accordance with U.S. GAAP as a majority shareholder.

We entered into definitive agreements with JOYY in November 2020 and made certain amendments in February 2021 to acquire YY Live, which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The closing of this acquisition is subject to certain conditions, including, among others, obtaining necessary regulatory approvals from governmental authorities. We and JOYY have agreed to extend the long stop date, which is the closing deadline of the proposed transaction, indefinitely until the extension is terminated by either party. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We face risks associated with our proposed acquisition of YY Live and its online live streaming business.”

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

We are a leading AI company with strong Internet foundation. We have been consistently investing in AI since 2010 to solidify our technology advancement, improve search capabilities and boost overall monetization. Baidu Brain, our core AI technology engine, has enabled us to develop new AI businesses. The breadth and depth of our AI capabilities provide the differentiating foundational technologies that power all of our businesses.

We are one of the very few companies in the world that offers a full AI stack of four layers, including cloud infrastructure, self-developed deep learning framework, large language models and applications. Our technological innovation in AI has been well recognized by the global community. For instance, ERNIE, our knowledge-enhanced natural language processing framework, became the first AI model to score above 90 on GLUE (General Language Understanding Evaluation), which is widely considered as the benchmark for testing AI language understanding, and won the SAIL (Super AI Leader) award, the highest honorary recognition at the 2020 World Artificial Intelligence Conference. PaddlePaddle, an industrial open-source deep learning platform, was rated No. 1 in terms of usage in China, according to IDC in June 2022. We have put our leading AI into innovative use. For example, we are the first to receive driverless licenses in China and the U.S. and we have begun to offer fully driverless ride-hailing services on open roads in Wuhan and Chongqing since August 2022.

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

The widespread usage of our open AI platform by developers and businesses creates a network effect for our AI technologies, products and services. PaddlePaddle developer community has grown to 5.35 million and has served 200,000 businesses, as of the end of 2022. Developers have created 670,000 models on PaddlePaddle by the end of 2022. The more developers and businesses use our AI models, tool kits and services, the better our AI capabilities become, which in turn further increases the attractiveness of our AI platform to developers and business communities. This network effect helps us obtain unique insights into different kinds of products and services that are in demand and have real-world application across different industries, setting a strong foundation for us to make investment decisions and lead with technology, products and services in the markets that we have entered.

Our large portfolio of products and services is accessed by over one billion devices monthly, and our businesses span across an ecosystem of hundreds of millions of users, millions of developers and hundreds of thousands of enterprises. Our usage of a strong technology foundation to support an open platform business model not only draws participants into our ecosystem, but also adds richness and vibrancy to our ecosystem, strengthening the long-term prospect and vitality of our business overall.

We usually start the development of a business with a strong technology platform, on which we build products and services for our customers and users, and through an open platform architecture, we attract a wide array of partners to our ecosystem to expand the offerings to our customers and users. The platform could then grow both organically and by leveraging the power of our partners in the ecosystem, which over time feed into a virtuous cycle.

Over the past two decades, we have demonstrated a track record for long-term growth and strong profitability, which has enabled us to invest in a diversified portfolio of products and services with large total market opportunities and further improve our long-term growth prospects. Through years of investment in research, AI chip design, developer community, patents and talent development, we are turning AI into innovative use cases and new monetization opportunities. Powered by AI, Baidu Core, which excludes iQIYI and contributed over 70% of our total revenues during 2020, 2021 and 2022, mainly provides search-based, feed based, and other online marketing services, as well as products and services from new AI initiatives in the following three growth engines:

•

Mobile Ecosystem: a portfolio of over one dozen apps, including Baidu App, Haokan and Baidu Post, which provides an open platform that aggregates a wide range of third-party, long-tail content and services through our AI building blocks and which helps communities connect and share knowledge and information;

•

AI Cloud: including (i) enterprise and public sector cloud service, which offers a full suite of cloud services and solutions, including IaaS (infrastructure as a service), PaaS (platform as a service) and SaaS (software as a service) and is uniquely differentiated by our AI solutions and (ii) personal cloud service; and

•

Intelligent Driving & Other Growth Initiatives (OGI): consisting of (i) intelligent driving, including Baidu Apollo’s auto solutions (Apollo Self-Driving Solutions and DuerOS for Auto), autonomous ride-hailing services and intelligent electric vehicles under a joint venture, Jidu Auto, that we established with Zhejiang Geely Holding Group (Geely), (ii) Xiaodu smart devices powered by DuerOS smart assistant, and (iii) AI chips.

At the core of our Mobile Ecosystem is Baidu App, which is the No. 1 search-plus-feed app in China with an MAU of 648 million and over 80% daily log in ratio in December 2022. Unlike most mobile apps, which direct traffic to a closed ecosystem, Baidu App, through our AI building blocks, aggregates content and services from third-party apps and websites, and directs traffic to third-party content and service providers with native-app like experience. Under an open-platform model, Baidu App continues to grow our huge offering of third-party content and services, by leveraging our network partners of Baijiahao (BJH) Accounts, Smart Mini Program and Managed Page. Our decade-long experience with AI and the development of a powerful knowledge graph allow us to match user intent with long-tail, third-party content and services on our open platform.

Our Mobile Ecosystem also includes a portfolio of over one dozen apps, including Baidu App, Haokan and Baidu Post, providing a platform for people to discover and consume information through search and feed, interact and engage with creators, publishers, service providers and merchants. This native-app like experience from user acquisition to user relationship management to closed loop transactions demonstrates our value to merchants, enabling them to perform user life-time management on our platform, and has made Baidu App a leading online marketing services provider for both search and feed. Within our Mobile Ecosystem, we serve more than half-a-million customers by enabling them to tap into our massive user base. We monetize primarily through offering comprehensive and effective marketing services to fulfill our customers’ needs. We generate revenue primarily from providing search, feed and other marketing services, which account for a majority of our total revenues in 2020, 2021 and 2022. We have made extensive use of AI technologies to develop innovative marketing services, such as dynamic ads, which recommend products from our marketing customers most fitting to each search user. Our marketing cloud also provides innovative AI capabilities to our marketing customers, so that users can still make product inquiries during non-business hours and Baidu Brain can automatically carry a conversation with users to facilitate transactions. In addition, the user engagement and user logins that have developed on our platform are enabling us to diversify monetization beyond online marketing into other services, such as Baidu Health.

Our AI Cloud includes two parts: (i) enterprise and public sector cloud, and (ii) personal cloud. Our enterprise and public sector cloud offer a full suite of cloud services and solutions, including IaaS, PaaS, and SaaS, and is differentiated by our AI solutions. Leveraging Baidu Brain, our AI solutions provide customers and developers with a comprehensive library of modularized solutions, including open source codes, pre-trained models, end-to-end development kits, tools and components. In addition, our AI Cloud customers can leverage our large library of key AI capabilities, such as knowledge graph, speech recognition and synthesis, natural language processing and computer vision. Our products and services, such as EasyDL, a no-code toolkit on PaddlePaddle that helps users without programming skills build customized machine learning models with a drag-and-drop interface, and BML Baidu machine learning, a full-featured AI development platform for AI algorithm developers based on PaddlePaddle, make it easier for customers to use deep learning and machine learning to solve real world problems, and our cloud services are formulated to serve across different industries, including transportation, manufacturing, the public sector, energy and utilities, financial services, and Internet/media.

Our Intelligent Driving & OGI consists of promising businesses in development with huge market opportunities, and some are at early-stage commercialization with a growing customer base. We are a market leader in intelligent driving and smart devices, and we are pursuing these large growth opportunities by leveraging our unique AI capabilities, data insights and internally developed chips. Apollo Go, which provides autonomous ride-hailing service, is now open to the public in more than 10 cities in mainland China. In 2022, Apollo Go provided more than 1.5 million rides. The accumulated rides provided to the public by Apollo Go exceeded 2 million by the end of January 2023. In Beijing, Apollo Go has begun to charge fees for the autonomous ride-hailing services on open roads since November 25, 2021, and was granted the permits to charge fees for the driverless ride-hailing services on public roads on July 20, 2022, with no safety officer behind the steering wheel. On December 30, 2022, Apollo Go received Beijing’s first license to test vehicles with no driver or safety operator in the car, taking Baidu one step closer to providing fully driverless ride-hailing service on public roads in the capital city. In Chongqing, Apollo Go has begun to charge fees for the autonomous ride-hailing services on open roads since February 18, 2022, and started offering fully driverless ride-hailing services on open roads and started charging passengers for fully driverless ride-hailing services on open roads on August

8, 2022. In Wuhan, Apollo Go started offering fully driverless ride-hailing services on open roads and received the permits to collect fees from the passengers on August 8, 2022.

Our strong brand and market leadership in autonomous driving has been carried over to intelligent driving. Apollo is a well-recognized brand among automakers. We have partnered with many domestic and global automakers to power their passenger vehicles with Baidu Apollo’s auto solutions. Xiaodu ranked No.1 in smart display shipments and smart speaker shipments in China for the first nine months of 2022, according to IDC, Strategy Analytics, and Canalys. Our self-developed AI chips are customized for Baidu Brain and specific AI usages to improve performance and reduce costs. We believe these initiatives will strengthen our revenue drivers for long-term growth.

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

Our operations are primarily conducted in mainland China. For the year ended December 31, 2022, more than 97% of our group’s total revenues were generated from mainland China, and as of December 31, 2022, more than 76% of our group’s total assets were based in mainland China.

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

Products and Services for Users

Baidu App. Our flagship app enables users to access our search, feed, content and other services through mobile devices. Baidu App offers twin-engine search and feed functions that leverage our AI-powered algorithms and deep user insight to offer users a compelling experience. Through the building blocks of BJH accounts, Smart Mini Program and Managed Page, Baidu App provides users with single log-on, native-app-like experience to a wide range of information and services dispersed across isolated mobile apps and HTML5 websites, as well as merchants a full suite of marketing cloud services. Baidu App’s spanning mobile ecosystem has resulted in more users logging in. In December 2022, MAUs of Baidu App reached 648 million and daily logged in users surpassed 80%.

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

•

Baidu Feed. Baidu Feed provides users with personalized timeline based on their demographics and interests. Baidu Feed complements our core search product, leverages Baidu AI recommendation algorithms and monetization platform, and contributes to user engagement and retention, including content sharing, likes, and comments. Baidu Feed provides text-to-speech function to help users consume Internet content hands free, as well as leverages its large traffic to distribute video content from Baijiahao, Haokan, iQIYI and third parties.

•

Baidu Health. Baidu Health helps users find the doctor and hospital that best suit their different healthcare needs through our AI building blocks. By doing so, Baidu Health provides doctors and hospitals more efficient online presence through Baidu Healthcare Wiki short-term videos, live streaming seminars and telemedicine, as well as providing them with hosted management tools to remain in contact with their patients efficiently, such as messaging, appointment, re-scheduling and monitoring of treatment plans.

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

•

Baidu Wiki. A leading wiki in China compiled by experts in specialized fields featuring high-quality columns and videos, such as Encyclopedia of Intangible Cultural Heritage, Digital Museum and Recorder of History.

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

•

Baijiahao (BJH Accounts). Our publisher network aggregates articles, photos, short videos, live videos, and augmented reality clips from MCNs, media outlets, and other professional sources, for distribution through search, feed, and short video products.

•

Smart Mini Program (SMP). App developers may share their content and services in Baidu App with native-app like experience through increasingly popular applets, known as Smart Mini Program. Users can now search for and access content and services that historically were only available in standalone apps within Baidu App, without having to download and maintain so many apps on their phones.

•

Managed Page. Managed Page is a hosted mobile alternative for website owners. Site owners may open an account on our platform, use our tools and services powered by AI and engage with users without having to maintain their own site and pay for server, software and bandwidth costs. Managed Page comes with industry-specific templates and is designed to provide users with more reliable and secure information. Managed Page reached 45% of Baidu Core 2022 online marketing revenue.

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

Products and Services for Customers

We, through our network of third-party agents and our direct sales team, deliver online marketing services to a diverse customer base consisting of SMEs across industries, including healthcare, retail, e-commerce, entertainment and media, online games, business services, life services, and transportation. In 2022, we served more than half a million enterprise customers, who are customers of our online marketing services.

Our online marketing services enable the delivery of comprehensive, rich, and diversified marketing offerings to fulfill customer needs. Our online marketing services include P4P (pay for performance) services and others. We generate revenues primarily from the sale of P4P online marketing services and other marketing services to our customers, which accounts for a majority of our total revenue for the years ended December 31, 2020, 2021 and 2022.

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

Marketing cloud platform. Our marketing cloud platform integrates one-stop-shop media purchase with CRM (client relationship management) functionalities, to allow our customers to purchase brand and performance-based marketing services, build audience and user engagement, generate leads and maintain relationships with users, leveraging tools and services powered by Baidu AI. Our marketing cloud platform helps us better understand our customers’ needs and enable our customers to leverage Baidu’s AI to simplify their marketing process and improve the effectiveness of their marketing efforts.

Our Mobile Ecosystem, built upon Baidu App as well as a dozen other apps, offers a wide range of third-party content and services to hundreds of millions of users, typically free of charge. Our AI building blocks and other products and services for partners have attracted millions of partners to become participants in our Mobile Ecosystem and generate content and services onto our platform and to tap into our over-half-a-billion user base. The more partners we bring into our Mobile Ecosystem, the better we become at providing users with a more comprehensive reach and cover content and services in more diversified formats than competing products, which in turn attracts more users and partners to our Mobile Ecosystem. For our Mobile Ecosystem business, we generate a substantial majority of our revenues from the provision of online marketing services to our customers through both direct sales and third-party agents. We charge our customers periodically based on usage while requiring certain customers to pay a deposit. We also offer certain customers credit terms. In addition to offering ads on our platform, we serve promotional ads from our customers on the apps or website properties of Baidu Union partners. We also power the search engines of Baidu Union partners.

Baidu Core—AI Cloud

Our AI Cloud includes two parts: (i) enterprise and public sector cloud solutions, and (ii) personal cloud service. Our enterprise and public sector cloud solutions offers a comprehensive set of cloud services and solutions, including IaaS, PaaS and SaaS, based on our unique AI capabilities Combined with our effective marketing capabilities, we have been able to demonstrate the ability to cross-sell and up-sell additional products and services to existing customers, which in turn enables us to more efficiently grow our cloud business. Baidu was once again ranked the No. 1 AI Cloud provider, according to IDC’s first half of 2022 report on China’s public cloud market for the fourth consecutive year.

Our AI Cloud includes two parts: (i) enterprise and public sector cloud solutions, and (ii) personal cloud service.

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

In the transportation industry, we are a pioneer and industry leader in developing V2X (vehicle-to-everything) solutions, the infrastructure backbone to smart transportation, to cities in China to help them improve municipal traffic condition, air pollution and road safety, using Baidu AI technology. As of December 31, 2022, Baidu ACE smart transportation has been adopted by 69 cities, increased from 35 cities as of the end of 2021, based on contract amount over RMB10 million. Our goal is to offer a comprehensive set of products, services, and tools to enable enterprises and public sector to improve productivity and operational efficiency through the use of Baidu AI and cloud infrastructure.

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

For AI Cloud, we generate revenue by providing cloud services and solutions to enterprise clients, consumers and the public sector directly or through solution integrators for a lump-sum fee or on a subscription basis. We also generate revenue from Baidu Drive from membership services provided to individual customers. Baidu Core’s cloud services revenue reached RMB17.7 billion (US$2.6 billion) in 2022, increasing by 18% from 2021.

Baidu Core—Intelligent Driving & OGI

Intelligent Driving & OGI include developments with large total addressable markets and earlier-stage commercialization with a growing customer base, including Apollo intelligent driving and DuerOS smart assistant.

Intelligent Driving

Intelligent driving, including Baidu Apollo auto solutions (Apollo Self-Driving Services and DuerOS for Auto), robotaxi fleets (autonomous ride-hailing service) and intelligent EVs, leverage AI and other technologies to make a vehicle, or fleet of vehicles, more intelligent, all with the ultimate goal to be autonomous.

We are the market leader in autonomous driving in China in terms of number of rides Apollo Go completed. The industry definition for L4 autonomous driving is that the vehicles are capable to drive themselves without human interactions but will be restricted to known use cases, or in most environments and road conditions. Apollo Go has already received permits for providing driverless ride-hailing services on open roads and received the permits to collect fees from the passengers in Chongqing and Wuhan. A well-known research firm, names Apollo as one of the four global leaders in autonomous driving, recognizing us as the top-tier autonomous driving company from China.

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

Baidu Apollo’s auto solutions (Apollo Self-Driving Services and DuerOS for Auto). We have been investing in autonomous driving technology to provide automakers with self-driving services. Under Apollo Self-Driving, we offer HD Map, AVP (automated valet parking) and ANP (Apollo navigation pilot). We introduced AVP (our automated valet parking) services in 2018, which allow a driver to get out of the car upon arrival at his or her destination and our solution would enable the vehicle to autopark, and to direct the vehicle to automatically drive to driver’s location out of the parking lot. In December 2020, we introduced ANP (Apollo navigation pilot) services, which leverage our autonomous driving capabilities. In the past years, Baidu Apollo’s auto solutions continued to gain traction among leading automakers. These products are in the early stage of monetization and their revenue contribution is insignificant.

Apollo Go, our robotaxi. Robotaxi fleet operation represents a massive opportunity. Apollo Go is now available in more than 10 cities, including all the tier-1 cities (Beijing, Shanghai, Guangzhou, Shenzhen) and other major cities. Luobokuaipao, the mobile application of Apollo Go, is available for download for free from all the major app stores in China. In 2022, Apollo Go provided more than 1.5 million rides. The accumulated rides provided to the public by Apollo Go exceeded 2 million by the end of January 2023.

In Beijing, Apollo Go has begun to charge fees for the autonomous ride-hailing services (with safety officers behind the steering wheel) on open roads since November 25, 2021 and Apollo Go was granted the permits to charge fees for the driverless ride-hailing services (with safety officers in the vehicles, but not behind the steering wheel) on public roads on July 20, 2022. In Wuhan and Chongqing, Apollo Go started offering fully driverless ride-hailing services on open roads and received the permits to collect fees from the passengers on August 8, 2022. Apollo Go received Beijing’s first license to test vehicles with no driver or safety operator in the car on December 30, 2022, taking Baidu one step closer to providing fully driverless ride-hailing service on public roads in the capital city.

In June 2021, we introduced Apollo Moon, 5th generation Apollo robotaxi vehicles. In July 2022, we unveiled our 6th generation robotaxi vehicle Apollo RT6. RT6 is the first steering wheel-free, all electric model designed for fully driverless autonomous driving. Apollo RT6 is distinct from the previous generations that had otherwise been retrofitted on conventional vehicles.

Baidu Maps. A voice-enabled mobile app providing users with travel-related services, including POI (point of interest) search, route planning, precise navigation, taxi-hailing service and real-time traffic condition information. Baidu Maps also provides professional and stable map services to business partners across different sectors. In 2022, we integrated Baidu Map into our Intelligent Driving Group to create synergies between the Baidu Map app and the map solutions for the auto and transportation industries.

Intelligent EVs. We formed a new EV as a joint venture, Jidu Auto, that we established with Geely. We entered into a strategic partnership with Geely in January 2021. We will provide intelligent driving capabilities to power the passenger vehicles, and Geely, which holds the distinction of best-selling Chinese automobile brand in past years under the Volvo and Geely brands, will contribute its expertise in automobile engineering and manufacturing. In June 2022, Jidu Auto launched its first car model, Robo one (Robo-01). At the Guangzhou Auto Show in December 2022, Jidu Auto showcased the mass-produced edition of Robo one (Robo-01). Robo one is equipped with Baidu’s most advanced autonomous driving solutions in the market, such as Baidu’s ANP, AVP, as well as its advanced infotainment system. In addition, Jidu Auto also introduced its second car model at the Guangzhou Auto Show in December 2022.

As of the date of this annual report, we have no control of Jidu Auto and accounted for the investment as an equity method investment.

OGI

DuerOS Smart Assistant. DuerOS is a leading smart assistant for the Chinese language, which powers first-party Xiaodu home smart devices and smart earphones, as well as third-party smart phones, children smart watches and story machines. DuerOS is differentiated by its multi-round conversation AI capabilities, leveraging internally designed Baidu Honghu AI chip, as well as by DuerOS skills store, which offers thousands of skills in wide ranging genres, including short and long videos, online games, education services, video conferencing and other visually oriented activities. In August 2021 and September 2022, Xiaodu completed two rounds of Series B financing at a valuation of US$5.1 billion with us retaining super-majority shareholding. While we generate revenue primarily from the sale of our smart assistant devices to our customers directly and through our distribution network, Xiaodu services revenue, such as membership and advertising, already surpassed 12% of Xiaodu revenues. Xiaodu ranked No.1 in smart display shipments and smart speaker shipments in China for the first nine months of 2022, according to IDC, Strategy Analytics, and Canalys.

iQIYI

iQIYI is a leading provider of online entertainment video services in China. iQIYI’s platform features a variety of premium video content, in particular iQIYI original dramas and shows. iQIYI also expands its premium content offering through licenses and collaboration with third-party partners, which supplement its original content.

Since the beginning, iQIYI has always put content and users at the center, orienting each of its business strategies around delivering superior content quality and user-friendliness. Artistically crafted and imbued with industry expertise distilled from over a decade of operational experience, many iQIYI original titles have secured their places among the most successful IP franchises in the history of Chinese popular entertainment. Designed and refined by its engineers with a deep understanding of the evolving user preferences, iQIYI’s products continue to offer superior entertainment experience for users. With in-house studios spearheading its original content production, iQIYI is home to many acclaimed original drama series and variety show franchises, and has successfully serialized iQIYI’s original content into blockbuster sequels to accumulate and amplify IP value overtime. iQIYI also expands its premium content offering through licenses and partnerships, which supplement its original content.

Professionally Produced Content (PPC) iQIYI’s PPC mainly includes original content and licensed content. As of December 31, 2022, iQIYI had over 40,000 PPC titles in iQIYI’s comprehensive and diversified video content library, comprised of drama series, variety shows, films and others.

(i)	Original content.

iQIYI’s original content includes content produced in-house and content produced in collaboration with quality third-party partners. iQIYI’s original content titles include popular drama series, such as Love Between Fairy and Devil (苍兰诀), Chasing the Undercurrent (罚罪), New Life Begins (卿卿日常), and Wild Bloom (风吹半夏), all of which were launched in 2022 and broke the landmark 10,000 iQIYI popularity index score; popular variety shows, such as The Big Band (乐队的夏天), Qipa Talk (奇葩说), The Rap of China (中国说唱巅峰对决) and Super Sketch Show (一年一度喜剧大赛); high-quality movies, such as Mirrors and Feathers (北方一片苍茫), Tough Out (棒!少年), Break Through the Darkness (扫黑•决战) and Northeastern Bro (东北恋哥); and popular animations, such as Deer Squad (无敌鹿战队), The World of Fantasy (灵域) and Love Between Fairy and Devil (苍兰诀). iQIYI obtains the IP through production, adaptation or purchase from third parties, while the partners, typically established entertainment production companies, are responsible for content development and production. iQIYI maintains a high degree of control during the content development and production process.

iQIYI also adapts high-quality video IP into multiple entertainment products, such as online games, animations, online literature, and derivative merchandise.

(ii)	Licensed content.

In addition to original content, iQIYI also provides users with a curated selection of high-quality PPC from third parties. Leveraging iQIYI’s expertise in content selection, iQIYI has successfully debuted well-received titles such as drama series iPartment (爱情公寓), In the Name of People (人民的名义), Go Go Squid (亲爱的,热爱的), My Heroic Husband (赘婿), A Lifelong Journey (人世间) and variety show Keep Running (奔跑吧). iQIYI’s licensed content library also features a rich collection of movies, animations, documentaries and other content.

iQIYI licensed video content is typically produced at fixed rates for a specified term. The average term of licenses varies depending on the type of content, with films and drama series having an average term of nine years and thirteen years, respectively. Payments of licensing fees are generally made in installments upon signing of the contacts and during the license period. iQIYI also exchanges rights to distribute licensed content with other online video streaming services to enrich our content library. In certain cases, iQIYI has the right of first refusal to purchase new content produced by the licensor.

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

Other Video Content. iQIYI offers a broad base of other video content with all kinds of genres, formats, and lengths of duration, such as internet movies and dramas, mini variety shows and animations, vertical or horizontal videos, as well as grassroot or influencer uploaded videos, edited video clips, and video blogs, or Vlogs, among others. iQIYI’s other video content expands its library and allows it to capture a broader user base, drive user engagement and enhance user stickiness.

iQIYI has developed a diversified monetization model. iQIYI generates revenues through membership services, online advertising services and a suite of other monetization methods. iQIYI’s monetization model fosters an environment for high-quality content production and effective content distribution on its platform, which in turn expands its user base and increases user engagement, creating a virtuous cycle.

Membership Services. iQIYI’s membership services generally provide subscribing members with superior entertainment experience that is embodied in various membership privileges. iQIYI’s membership program is composed of multiple packages, each offered at a different price and provides subscribing members with access to a large collection of VIP-only content comprised of drama series, movies, animations, cartoons and online literature, earlier access to certain content aired on iQIYI platform and a bundle of viewing functions and features. For example, the members-first model of The Lost Tomb (盗墓笔记) enabled members to gain instant access to the entire season while non-paying users could only follow weekly updates for new episodes; and certain auxiliary content of Folk 2022 (我们民谣2022) was accessible exclusively to iQIYI’s members. iQIYI’s members primarily include subscribing members and, to a lesser extent, users who gain access to our premium content library through paid video-on-demand service. The average daily number of subscribing members in 2022 was 103.1 million, as compared to 101.6 million in 2021. The average daily number of subscribing members excluding individuals with trial memberships was 102.4 million in 2022, as compared to 100.7 million in 2021.

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

Content Distribution. iQIYI sub-licenses content within its authorized scope to TV stations and other internet video streaming services. iQIYI also enters into barter agreements to exchange internet broadcasting rights of licensed content with other internet video streaming services. The barter agreement provides the licensee with the right to broadcast the licensed content, and the licensor retains the right to continue broadcasting and/or sub-licensing the exchanged content. We distribute our selected content not only to third-party platforms in mainland China but also to regions outside of China.

Others. Other monetization models include online games, IP licensing, talent agency, online literature, other licensing and others.

Technology

We focus on technology and innovation. To stay at the forefront of the internet industry and to achieve long-term growth and success, we invest heavily in research and development. We have established several research labs in China and the United States, to enhance our research and development capabilities, including AI, quantum computing and other areas.

Baidu AI

We have been investing in AI since 2010, and have developed “Baidu Brain,” our core AI technology engine, which has become a powerful technology platform that powers all of our business. We have opened up our AI platform to a large community of developers, which helps improve our AI capabilities and accelerate large-scale implementation of our AI. Request on Baidu Brain has peaked over 1 trillion hits per day in 2022. By doing so, we are turning the world’s most advanced AI capabilities into platforms for customers, developers and partners.

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

Baidu released ERNIE 3.0 Titan, a pre-training language model with 260 billion parameters. ERNIE 3.0 Titan is trained on a vast knowledge graph and massive unstructured data. ERNIE 3.0 Titan has achieved SOTA outcomes in over 60 NLP tasks, including machine reading comprehension, text categorization, and semantic similarity, among others. The model also performs well in 30 few-shot and zero-shot benchmarks. This shows that it can generalize across various downstream tasks with a small quantity of labeled data and decrease the threshold of recognition. Under ERNIE, Baidu released 11 industry large language models in collaborations with multiple companies and organizations by the end of 2022. Industry large models allow us to solve industry-specific pain points effectively and efficiently, expanding AI’s impact to in traditional industry, including manufacturing, utilities, and finance. ERNIE 3.0 Titan improves the performance of Baidu Brain, allowing Baidu Brain to better understand and address the real-world problems by building industrial applications.

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

In terms of software and hardware integration, Baidu independently developed AI chip, Baidu Kunlun, optimized for voice, natural language processing, image and other AI technologies, is capable of supporting deep learning frameworks such as PaddlePaddle, and flexibly supports training and prediction, making AI models more efficient in computing and within the application. In addition, the Baidu Honghu chip was developed for far-field voice interaction, making voice interaction between people and cars, smart homes and other devices easier and more fluent. Separately, Baidu also works with partners to build hardware ecology. As of December 31, 2022, PaddlePaddle has been equipped with more than 30 chips.

PaddlePaddle. PaddlePaddle is Baidu’s self-developed deep learning framework, which we open-sourced in 2016. PaddlePaddle aims to solve a real problem for the public service sector and traditional industries, and enables developers to implement AI technologies efficiently. PaddlePaddle provides: (i) a deep learning framework based on programming logic enabling both development flexibility and stability; (ii) the ultra-large-scale training capacity for real-time updates of trillion-level parameters of deep learning models; (iii) end-to-end deployment of high-performance inference engines designed for diverse platforms and devices; and (iv) open-source industry-grade models covering a wide range of applications. PaddlePaddle has boosted the diversification and scaling of AI applications. As of the end of 2022, PaddlePaddle developer community grew to 5.35 million and serves over 200,000 businesses. Developers, academic institutes, enterprises, government administrations and hardware OEMs works together on PaddlePaddle, allowing PaddlePaddle to cultivate various industry models. As a result, PaddlePaddle is well capable to run through the entire AI industry chain, from hardware adaptation to model training, inference deployment and application, consolidating the foundation of industrial intelligence and accelerating the pace of intelligent upgrading In addition, Baidu has partnered with academics and industry to develop AI talents. EasyDL and BML (a full-featured AI development platform) are PaddlePaddle’s enterprise versions.

AI Chips. Baidu AI Chip, which was introduced in 2018, is a cloud-to-edge AI chip specifically designed for Baidu’s computing environment. As of December 31, 2022, both Baidu AI Chip I and Baidu AI Chip II have been in mass production. Baidu AI chips have been used for our search engine, cloud, and Xiaodu’s business needs, while powering our deep learning computing needs. For example, the Baidu AI Chip II optimizes our AI technologies such as voice, natural language processing and images and support deep learning frameworks such as Baidu’s open source deep learning platform, PaddlePaddle. The diverse range of uses enables Baidu AI Chip II to power different AI applications, such as Internet core algorithms, smart cities and smart industry. Furthermore, Baidu AI Chip optimizes our AI capabilities on AI Cloud servers while improving cost efficiency. Baidu AI Chip completed its first-round of funding at a post-money valuation of US$2 billion in April 2021. In addition, we have also developed Baidu Honghu to power DuerOS smart devices and in-vehicle infotainment to improve speech recognition performance and provide a cost advantage in our AI offerings.

We have also developed a proprietary technological infrastructure which consists of technologies for search, marketing services, and large-scale systems. Our established infrastructure serves as the backbone for AI, mobile and PC platforms.

Mobile Ecosystem Technologies

Search Technologies.

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

Multi-modal search. We have greatly improved the accuracy of speech recognition in scenarios, such as long sentences, mixed Chinese and English, and strong accent, and thus significantly improve user satisfaction of our speech search. We have built a terminal visual interaction engine v1.0 for visual search and facilitated the implementation of convolutional neural network models, reducing the training costs through unsupervised or semi-supervised models.

Marketing Services Technologies. Our marketing services platform serves billions of relevant, targeted sponsored links each day based on search terms users enter or content they view on web pages or in our apps. Our key marketing services technologies include Phoenix Nest, a web-based auction system to enable customers to bid for keywords and automatically deliver relevant, targeted promotional links on Baidu’s properties and Baidu Union partners’ properties. Designed to generate more relevant results, Phoenix Nest helps customers to identify popular keywords and provides them with tools for budget management and marketing effectiveness measurement.

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

In the years ended December 31, 2020, 2021 and 2022, our research and development expenditures were RMB19.5 billion, RMB24.9 billion and RMB23.3 billion (US$3.4 billion), representing 18%, 20% and 19% of our total revenues, respectively. Our research and development expenses primarily consist of salaries and benefits for research and development personnel. We expense research and development costs as they are incurred, except for capitalized software development costs that fulfill the capitalization criteria.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret protection laws in mainland China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property and our brand. We have over 13,693 issued patents in mainland China covering invention, utility model and design, and intend to apply for more patents to protect our core technologies and intellectual property. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants, and nondisclosure agreements with selected third parties. “百度,” our company’s name “Baidu” in Chinese, has been recognized as a well-known trademark in China by the Trademark Office of National Intellectual Property Administration. In addition to owning “ ” and the related logos, we have applied for registration of various other trademarks. We also have registered certain trademarks in the United States, Australia, Brazil, Canada, Hong Kong, India, Indonesia, Japan, Malaysia, Mexico, New Zealand, Russia, Singapore, South Africa, South Korea, Thailand, the European Union and several other jurisdictions. In addition, we have registered our domain name baidu.com and certain other domain names with authorized registrars of ICANN (Internet Corporation for Assigned Names and Numbers). We have also successfully become designated Registry Operator for .baidu top-level domain names by ICANN.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights. Furthermore, the application of laws governing intellectual property rights in mainland China and abroad is uncertain and evolving and could involve substantial risks to us. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business Industry—We may face intellectual property infringement claims and other related claims, which could be time-consuming and costly to defend and may result in an adverse impact over our operations” and “—We may be subject to patent infringement claims with respect to our P4P platform.”

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

AI Cloud. We compete with Huawei and Kingsoft cloud for our cloud offerings. In addition, we have observed that telecom providers have been growing their cloud business, which has resulted in some changes in China’s cloud industry.

Intelligent Driving. In the field of self-driving services, we compete with self-driving system providers and automakers, which are working on their in-house self-driving solutions. In the field of robotaxi services, we compete with other autonomous ride-hailing service providers. Our Apollo Go remains the largest autonomous ride-hailing service provider measured by the number of rides we competed.

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

Following the UN’s 17 Sustainable Development Goals (SDGs), we have continuously improved our corporate social responsibility initiatives under the guidance of our ESG framework. We appreciate the oversight, guidance and feedback from different parties and are committed to collaborating closely with domestic and international organizations to support broader industry-wide ESG practices, to explore multi-dimensional use cases for our technology, to empower traditional industries with our capabilities and to promote a healthier lifestyle and the long-term sustainability of our society. In June 2021, we announced our goal to become carbon neutral by 2030. In May 2022, we released our annual ESG report, which details our ESG policies and sustainability initiatives. In August 2022, Forbes China placed us on its 2022 China ESG 50 list.

Environmentally Sustainable Mindset

We are a strong supporter of the Ten Principles of the United Nations Global Compact and the UN’s 17 Sustainable Development Goals (SDGs). We are committed to the goal of achieving carbon neutrality by 2030 at the group operational level. To this end, we continue to pursue our emission reduction pathways in data centers, office buildings, carbon offsets, intelligent transportation, AI cloud and supply chain. Starting from 2020, we have taken measurements for all Scope 1, Scope 2, and Scope 3 emissions, inviting third-party professional institutions to verify and certify the results. These results are disclosed in our ESG report accordingly. We are committed to accelerating the transition to electric transportation, and are committed to making Baidu a low-carbon, energy-efficient and eco-friendly company through concrete actions. For example, to improve energy efficiency, we implemented various power supply solutions including HVDC offline and BBU (Battery Back-up Unit) in our data centers. Furthermore, our data centers are equipped with large-scale water cooling systems with a free cooling module and OCU (Overhead Cooling Unit) supplemented by fine-tuning operation optimization. As a result of these measures, we optimized the power usage effectiveness (PUE) of our data centers and further reduced our carbon emissions. Baidu Yangquan Data Center was awarded the Carbon Neutral Data Center Leader (5A) certification in 2021, making it the first data center with the highest low-carbon level in China. We have also adopted various water and photovoltaic power generation technologies that increase the use of renewable energy in office buildings, as well as energy conservation measures, such as recycling heat energy and introducing electric commuter shuttle busses on our campus to make our offices more environmentally friendly.

While we rigorously implement environmentally sustainable policies and initiatives, we are also committed to presenting our users with green products and services, fulfilling our social responsibilities and diligently promoting our green ideas to the general public. For example, we have participated in the Climate Group’s EV100 campaign, a global initiative bringing together forward-looking companies committed to accelerating the transition to electric transportation, and have built our intelligent and green transportation ecosystem, relying on intelligent connected vehicle technology to comprehensively upgrade vehicles, roads and modes of travel. Baidu’s V2X deployed in Beijing and smart signal control system adopted by Baoding help reduce carbon emissions by about 51,000 tons and 42 tons annually respectively. We provide enterprises with AI Cloud solutions, promoting the sustainable development in energy and textile industry. Baidu Maps provide users with low-carbon services, helping users to optimize their low-carbon routes, offering users with Navigation Services for New Energy Vehicles (NEVs), and launching the functionality of visualizing carbon footprints. Our efforts promote the spread of green consumption among users. We have received various awards in recognition of our ESG efforts. In 2022, Baidu received the “Environmental Leap Forward Award” from the Carbon Disclosure Project (CDP), as well as “Bloomberg Green Environmental Pioneers.” Our program regarding Intelligent Transportation carbon reduction was incorporated into the COP 27 “Global Business Cases for Sustainability” with respect to green and low-carbon cases.

Building Social Trust and Developing Talent

Cybersecurity and Privacy Protection. As a reputable hi-tech company serving a large community of users, we put data privacy protection and data security as our top priorities. In October 2021, we established a data management committee to consolidate the existing committees on data management, data privacy & protection and data security, to further improve our policies and oversight over data management. Revolving around the dimensions of security, safety, and privacy, we built a research team filled with top-notch security experts. Focusing on our full stack of AI products and ecosystem, the team concentrates on cutting-edge technology, including vulnerability defense, AI security, security testing, privacy computing, etc., and developed and deployed multi-layer defense system. With their efforts, Baidu created a leading security technology system oriented for the AI-native cloud. We communicate with our users in an easy-to-understand manner to help them understand their rights under applicable laws and regulations. Through our data privacy and data security policies, users can learn about and control how their data is used and provide consent for data collection when necessary. We have put in place a comprehensive auditing mechanism across our business to keep track of the data privacy and data security actions taken throughout the lifecycle of our products and services. We utilize a complete set of data privacy and data security management systems that allow us to continuously review and improve our processes. Guided by the principles of legal compliance, hierarchical protection, consistency of rights and responsibilities and continuous optimization, we have set up the mechanism for data security across the entire life cycle of products. This mechanism is designed to protect user privacy, validate the protection and legitimacy of data, and continuously maintain a secure state of operations. We have designed the General Privacy Policies and have drawn up specific privacy policies for individual products and services. We have also built an independent one-stop privacy protection platform, from which users can learn about our data privacy policies and provide feedback. We believe that we can make a complex world simpler through AI, but such vision can only be realized if AI is used properly.

In 2022, we inspected and cleared more than 69.524 million pieces of harmful information through all means. Through machine big data mining, it cracked down on more than 58.49 billion pieces of harmful information. The core data of content moderation were disclosed on the Comprehensive Governance of Information Security Report on a quarterly basis.

Outlook on Talent and Organizational Development. Our employees are our most important asset. To promote work-life balance for our employees, we have adopted flexible working arrangements and a system of paid leave and compensatory leave, in addition to statutory annual leave. Since 2019, we have been working with an insurance company to introduce commercial healthcare coverage for both our employees and their parents. We are an early adopter among Chinese internet companies to offer such customized coverage. Moreover, we provide a multitude of benefits to our employees and their family members, including pregnant and nursing employees. We cater for female employees via return-to-work celebrations after childbirth, a maternity room to give breastfeeding mothers privacy, gift bags on Women’s Day, and a women’s club that encourages communication and the organization of activities.

To better understand employees’ level of satisfaction, assist employees in addressing work challenges and improve our overall work environment, we conduct annual human capital assessment surveys with all of our employees. We also provide a variety of channels for employees to provide feedback and file complaints. We fully respect and value our employees’ suggestions and feedback.

We value the training and development of our employees. Our Online Baidu School learning platform provides convenient production tools for employees. In 2022, we expanded the platform’s offerings with the addition of 4,557 new courses. Furthermore, 28% online courses were offered by our employees, and 1,992 live training sessions were held throughout the year. We have witnessed continued improvement in our employees’ training hours. Particularly, female employees’ training hours reached 65.4 hours, reflecting a significant increase from 2021.

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

Innovation and Practice in Social Responsibility

We care about the society that we live in, and we encourage our employees across different product lines to leverage Baidu AI technologies to make our community a better place for everyone. Baidu has made outstanding achievements in protecting vulnerable groups, including the elderly, deaf and hard-of-hearing (DHH) and minors. In March 2022, AI Cloud’s digital avatar platform XiLing launched an AI sign language platform, breaking down communication barriers for the deaf and hard-of-hearing with our automated sign language translation in place. Additionally, our Baidu App (Big Character Version) features a simpler and clearer interface and functions, designed to reduce accessibility barriers for the elderly. Furthermore, we continued to attach great importance to the protection of minors. We launched a program to protect minors in 2022, in which we detected and handled 5,439 pieces of information containing harmful information involving minors, banned 62 Baidu accounts, and closed 6 Tieba accounts.

We have been committed to addressing social problems with honors social responsibility as a corporate citizen. To support epidemic prevention in Beijing, we donated 60,000 doses of antigenic reagents and 5,000 sets of prevention-related technology materials in 2022. Additionally, we continued to commit to our ongoing “Hello World” public welfare project, donating 16,478 books to 30 primary and secondary schools in southwest and northwest China.

Building on our close communication and collaboration with all stakeholders, we will continue to benefit our society. As part of our efforts to create value for our society, we attach great importance to communication and engagement with our users, partners, social organizations and third-party agencies.

Regulations

We operate our business in an increasingly complex legal and regulatory environment. This section summarizes the principal laws and regulations of mainland China relating to our business.

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structure relating to the variable interest entities complies with current laws and regulations of mainland China; (ii) subject to the disclosure and risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure,” “—Risks Related to Doing Business in China” and “—Regulations,” our contractual arrangements with the variable interest entities and the nominee shareholders constituted legal, valid and binding obligation of all parties to these arrangements and the execution, delivery, and performance of the variable interest entities and the nominee shareholders do not violate (x) any provisions of the articles of association and business licenses of such variable interest entity and (y) any current laws or regulations of mainland China; and (iii) subject to the disclosure and risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure,” “—Risks Related to Doing Business in China” and “—Regulations,” the business operations of the variable interest entities, as described herein, comply with current laws and regulations of mainland China in all material respects.

Our business is subject to evolving laws and regulatory requirements of mainland China, including, among others, the laws and regulations governing internet-related industry and AI-related industry. There are substantial uncertainties regarding the interpretation and application of existing or proposed PRC laws and regulations. We cannot assure you that the PRC regulatory authorities would find that our corporate structure and our business operations comply with PRC laws and regulations. If the PRC government finds us to be in violation of applicable PRC laws and regulations, we may be required to pay fines and penalties, obtain certain licenses or permits and change, suspend or discontinue our business operations until we comply with the applicable PRC laws and regulations.

Regulations on Foreign Investment

On January 1, 2020, the Foreign Investment Law and the Regulations for Implementation of the Foreign Investment Law, or the Implementation Regulations, came into effect and became the principal laws and regulations governing foreign investment in mainland China, replacing the trio of prior laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

According to the Foreign Investment Law, “foreign investment” refers to the investment activities conducted directly or indirectly in mainland China by foreign individuals, enterprises or other entities, including the following circumstances: (i) the establishment of foreign-invested enterprises in mainland China by foreign investors solely or jointly with other investors, (ii) a foreign investors’ acquisition of shares, equity interests, property portions or other similar rights and interests of enterprises in mainland China, (iii) investment in new projects in mainland China by foreign investors solely or jointly with other investors, and (iv) investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council.

The Foreign Investment Law has adopted a reformed system with respect to foreign investment administration, under which the PRC government applies national treatment to foreign investors in terms of investment entry and the foreign investor needs to comply with the requirements as provided in the negative list for foreign investment. The negative list will be issued by, amended or released upon approval by the State Council, from time to time. The negative list will consist of a list of industries in which foreign investments are prohibited and a list of industries in which foreign investments are restricted. Foreign investors will be prohibited from making investments in prohibited industries, while foreign investments must satisfy certain conditions stipulated in the negative list for investments in restricted industries. Foreign investments and domestic investments in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list will be treated equally. Any foreign-invested enterprise established prior to the effectiveness of the Foreign Investment Law may maintain its original corporate forms for a period of five years after January 1, 2020.

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

On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the measures, where a foreign investor directly or indirectly carries out investment activities in mainland China, the foreign investor or the foreign-invested enterprise must submit the investment information to the competent commerce department for further handling.

In December 2020, the NDRC and the MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the MOFCOM established a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in mainland China, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, must be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” could be broadly interpreted under such measures. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in the free trade zone. Failure to make such filing may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.

Regulations on Value-Added Telecommunications Services and Internet Content Services

Value-added telecommunications services and Internet content services. The Telecommunications Regulations of the PRC promulgated by the PRC State Council in September 2000, which were most recently amended in February 2016, categorize all telecommunication businesses in mainland China as either basic or value-added. Pursuant to the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain a Value-Added Telecommunication Business Operating License from the MIIT or its provincial level counterparts. The Administrative Measures for Telecommunication Business Operating License, promulgated by the MIIT with latest amendments becoming effective in September 2017, set forth the types of licenses required for value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, a value-added telecommunications service operator providing commercial value-added services in multiple provinces is required to obtain an inter-regional license, whereas a value-added telecommunications service operator providing the same services in one province is required to obtain a local license. Baidu Netcom and some of the other variable interest entities in mainland China hold such Value-Added Telecommunication Business Operating Licenses.

Internet content services, or ICP services, are classified as one of the value-added telecommunication businesses. The Administrative Measures on Internet Information Services, promulgated by the PRC State Council in September 2000 and amended in January 2011, require companies engaged in the provision of commercial internet content services to obtain a Value-added Telecommunication Business Operation Permit for

ICP services, or an ICP license from the relevant government authorities before providing any commercial internet content services within mainland China. “Commercial internet content services” generally refer to provision of information service through public telecommunication network or internet for a fee. The Catalog of Classification of Telecommunications Services promulgated by the MIIT in December 2015 and amended in June 2019 further divides ICP services into information publication platform and delivery services, information search and inquiry services, information communities platform services, instant message services, and information security and management services. We do not believe our P4P services conducted by our certain mainland China subsidiaries are categorized as part of internet content services that require an ICP license under these regulations. Although Baidu Online conducts part of the P4P business by, among other things, examining and filtering P4P keywords, interacting with potential P4P customers, engaging in sales activities with our customers, P4P search results are displayed on the websites operated by Baidu Netcom, including baidu.com. Baidu Netcom, as the owner of our domain name baidu.com and holder of the necessary licenses and approvals, such as an ICP license, operates the website to list P4P search results and display other marketing and advertising content as an online marketing service provider.

In June 2020, MIIT promulgated the Notice regarding Strengthening the Management of Call Center Business, which has strengthened the management on the admittance, codes, accessing, operation activities and certain other items.

Regulations on Content. National security considerations are an important factor in the regulation of internet content in the PRC. The National People’s Congress, the PRC’s national legislature, has enacted laws with respect to maintaining the security of internet operation and internet content. Under these laws and applicable regulations, violators may be subject to penalties, including criminal sanctions, for internet content that:

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

ICP operators are required to monitor their websites, including electronic bulletin boards. They may not post or disseminate any content that falls within the prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions and revoke their ICP licenses. For instance, in 2017, the CAC issued a series of regulatory documents providing that an ICP operator is obligated to monitor contents displayed and disseminated by users on its platform. These regulations apply to online services, including (i) online forum and community service, which allows users to publish information and interact with other users on an online forum, post bar or other form of online communities, (ii) online follow-up comment service, which allows users to post threads, reply to original content, leave messages and engage in live commenting with texts, symbols, expressions, pictures, audio/video on a website, mobile app or other forms of interactive platform; (iii) online group chat information service, which allows users to communicate and exchange information in a cyberspace created by the users on an online platform; (iv) online official account information service, which allows users to post texts, pictures, audio/video and other information in the form of an official account registered by the user on a website, mobile app or other network platform. Pursuant to these regulations, a service provider is required to, among others, (x) register and verify the identity information of each user, and (y) in the case of publication or dissemination of prohibited contents on the platform, take prompt rectification measures, including removing and terminating transmission of the illegal content, restricting the user right of the offender, banning the user account and shutting down the relevant forum or channel, and report to the regulatory authority. On January 22, 2021, the CAC revised and promulgated the Administrative Provisions on the Information Services Provided through Official Accounts of Internet Users, which requires, among others, that information service platforms for public accounts are required to perform their responsibilities, establish systems such as those for the hierarchical or classified management of public accounts, ecological governance, copyright protection, and credit evaluation, and improve management measures such as public account registration verification, qualification examination, and disclosure of public account registrants. On November 16, 2022, the CAC amended and promulgated the Administrative Provisions on Internet Comment Posting Services, which came into effect on December 15, 2022. According to such provisions, the follow-up comment service providers must conduct standardized management of the follow-up comment service users and the producers and operators of official accounts according to the user service agreement. For the follow-up comment services users who release any illegal and negative information content, the service providers must take the measures including, among others, warning and reminding, refusing to release and deleting such illegal and negative information content, restricting such accounts’ functions, suspending such accounts updating, shutting down such accounts and prohibiting re-registration of such accounts in accordance with laws, and keep the relevant records. For the producers and operators of official accounts who fail to fulfill their management obligations resulting that any illegal and negative information content appears in the follow-up comments, the service providers must take such measures as warning and reminding, deleting such illegal and negative information, suspending the follow-up comment area functions till permanently shutting down the follow-up comment area, restricting such account functions, suspending such accounts updating, shutting down such accounts and prohibiting re-registration of such accounts in accordance with laws, and keep records and timely report such violations to the cyberspace administrations.

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

Restrictions on Foreign Ownership in Value-Added Telecommunications Services. Foreign ownership in value-added telecommunication services is governed by the State Council according to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, or the Foreign-Invested Telecommunications Provisions, which was recently amended on March 29, 2022 and became effective on May 1, 2022. According to the amended Foreign-Invested Telecommunications Provisions, a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in mainland China is generally not permitted to exceed 50% unless otherwise permitted by laws and regulations. Although the amended Foreign-Invested Telecommunications Provisions deleted the prior requirement that major foreign investors holding equity in enterprises providing value-added telecommunications services in mainland China must have a good track record and operational experience in providing these services, the PRC government authorities have not promulgated relevant implementation rules in line with these new changes. Accordingly, there are uncertainties as to whether foreign investors without a good track record and operational experience in providing these services may qualify as major foreign investors in value-added telecommunications enterprises. Although the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version) allow a foreign investor to own more than 50% of the total equity interest in an e-commerce business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business, other requirements provided by the amended Foreign-Invested Telecommunications Provisions still apply. We believe that it would be impracticable for us to acquire any equity interest in the variable interest entities without diverting management attention and resources. Moreover, we believe that our contractual arrangements with these entities and the individual nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance. Accordingly, we currently do not plan to acquire any equity interest in any of the variable interest entities.

A Notice on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling Telecommunication Business Operating Licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in mainland China. Pursuant to this notice, either the holder of a Value-Added Telecommunication Business Operating License or its shareholders must directly own the domain names and trademarks used by such license holder in its provision of value-added telecommunications services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain the facilities in the regions covered by its license. If a license holder fails to comply with the requirements in the notice or cure any non-compliance, the MIIT or its local counterparts have the discretion to take measures against the license holder, including revoking its Value-added Telecommunication Business Operating License. Based on the Notice regarding the Strengthening of Ongoing and Post Administration of Foreign Investment Telecommunication Enterprises issued by MIIT in October 2020, the MIIT will not issue Examination Letter for Foreign Investment in Telecommunication Business. Foreign invested enterprises would need to submit relevant foreign investment materials to MIIT for the establishment or change of telecommunication operating permits.

Due to the restrictions under these regulations of mainland China, we operate our websites mainly through the variable interest entities, such as Baidu Netcom. Baidu Netcom is a variable interest entity, and is considered a domestic entity in mainland China under laws of mainland China given that the nominee shareholders are citizens of mainland China.

Baidu Netcom and some of the other variable interest entities in mainland China hold Value-Added Telecommunication Business Operating Licenses. In compliance with the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services, Baidu Netcom owns the necessary domain names and trademarks, including pending trademark applications, and has the necessary personnel and facilities to operate our websites.

Regulations on Mobile Internet Applications

In June 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, which was most recently amended on June 14, 2022 and became effective on August 1, 2022. Pursuant to the Mobile Application Administrative Provisions, a mobile internet app refers to an app software that runs on mobile smart devices to provide users with information services. Mobile internet app providers refer to the owners or operators of mobile internet apps which provide information services. Internet app distribution platforms refer to mobile internet information services providers which provide distribution services related to releasing, downloading and dynamic loading of internet apps.

Pursuant to the Mobile Application Administrative Provisions, internet app providers must comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities and should not compel users to agree to non-essential personal information collection or ban users from their basic functional services due to their refusal of providing unnecessary personal information. Internet app providers should not provide the relevant services to the users who fail to submit real identity information or use fraudulent identity information of other organizations or persons for fake registration. Internet app providers are also required to establish sound information content review and management mechanism, take sound management measures such as user registration, account management, information review, daily inspection and emergency disposal, and be staffed with professionals and technical ability appropriate to the service scale. Furthermore, internet app providers who launch new technologies, applications or functions with the attribute of public opinion or the capability of social mobilization should conduct security assessment in accordance with the applicable laws and regulations. If an internet app provider violates these regulations, internet app distribution platforms may issue warnings, suspend the release of its applications, or terminate the sale of its applications, and/or report the violations to governmental authorities, and the application provider may be imposed administrative penalty by the CAC and relevant competent authorities in accordance with relevant laws and regulations.

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

Since 2021, the PRC government has taken steps to strengthen the supervision on the utilization of algorithm in the field of Internet information service. On September 17, 2021, the CAC and eight other authorities jointly promulgated the Notice on Promulgation of the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithm-Related Internet Information Services, which provides that, among others, enterprises must establish an algorithmic security responsibility system and a technology ethics vetting system, improve the algorithmic security management organization, strengthen risk prevention and control, and improve the capacity to respond to algorithmic security emergencies.

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

Regulations on News Display

Displaying news on a website and disseminating news through the internet is highly regulated in the PRC. The Provisional Measures for Administrating Internet Websites Carrying on the News Displaying Business, jointly promulgated by the State Council News Office and the MIIT in November 2000, require an ICP operator (other than a government authorized news unit) to obtain an approval from the State Council News Office to post news on its website or disseminate news through the internet. Furthermore, the disseminated news must come from government-approved sources pursuant to contracts between the ICP operator and the sources, copies of which must be filed with the relevant government authorities.

In May 2017, the CAC issued the Provisions on the Administration of Internet News Information Services, or the Internet News Regulation, and its implementing rules, which became effective on June 1, 2017. Pursuant to the Internet News Regulation and its implementing rules, if an entity intends to provide internet news information service, it is required to obtain an approval from the State Council News Office and receive an Internet News Information Service License. Internet news information service refers to editing, publishing and reprinting and the dissemination platform service of internet news through internet websites, mobile apps, forums, blogs, micro-blogs, official accounts, instant message tools, live-streaming and other similar means. Pursuant to the Internet News Regulation, no internet news information service organizations may take the form of a foreign-invested enterprise, whether a joint venture or a wholly foreign-owned enterprise, and no cooperation between internet news information service organizations and foreign-invested enterprises is allowed prior to the security evaluation by the CAC. On March 12, 2022, the NDRC and the MOFCOM issued the Negative List for Market Access (2022 Version), which specifies the prohibition of illegal engagement in news media business, and further emphasizes that non-state capital should not engage in the gathering, editing, broadcasting and distribution of news information.

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

Baidu Netcom firstly obtained the Qualification Certificate for Internet Drug Information Services in November 2007. On December 21, 2021, to comply with the relevant requirements of the competent government authorities in Beijing, Baidu Netcom obtained the Filing Certificate for Internet Drug and Medical Devices Information Services to replace the Qualification Certificate for Internet Drug Information Services, and such filing certificate of Baidu Netcom has been renewed on June 13, 2022. In addition, we have several other entities in our group that have obtained the Qualification Certificate for Internet Drug Information Services.

Regulations on Internet Healthcare

According to the Guiding Opinions on Vigorously Advancing the “Internet Plus” Action issued by the State Council on July 1, 2015, Internet enterprises are encouraged to cooperate with medical institutions in establishing online medical information platforms, strengthen the integration of regional health care service resources, and make full use of the Internet, Big Data and other means to improve the capability to prevent and control major diseases and unexpected public health incidents. The General Office of the State Council issued the Opinions on Promoting the Development of “Internet Plus Health Care” on April 25, 2018, which encouraged medical institutions to apply the internet and other information technologies to expand the space and content of medical services, and develop an online-offline integrated medical service model covering stages before, during and after diagnosis. The development of Internet hospitals depending on medical institutions should be permitted. Medical institutions may use Internet hospital as the second name and, based on physical hospitals, use Internet technology to provide safe and appropriate medical services, allowing online re-diagnosis for some common diseases and chronic diseases. After reviewing documents of the medical records and profiles of patients, doctors should be allowed to prescribe online for some common diseases and chronic diseases.

According to the Measures for the Administration of Internet Hospitals (for Trial Implementation) issued on July 17, 2018, any entity applying for establishment of an internet hospital is required to submit an application to the competent registration authority of the physical medical institution supporting such internet hospital, and submit the application form, the feasibility research report on establishment of such Internet hospital, the address of the physical medical institution supporting such Internet hospital, and the agreement jointly signed by the applicant and the physical medical institution in relation to establishment of an internet hospital through cooperation. If a physical medical institution intends to establish an internet hospital information platform through cooperation with a third-party institution, the relevant cooperation agreement should be submitted to competent registration authority of such physical medical institution. The Measures for the Administration of Internet Hospitals (for Trial Implementation) also clarify that Internet hospitals must adopt information security protection measures for Level 3 information system in accordance with relevant information security laws and regulations. Doctors can only provide follow-up diagnosis services through internet hospitals for patients that have been diagnosed with certain common diseases or chronic diseases, unless the patients are in physical hospitals and the doctors in the physical hospital invites other doctors to provide diagnosis services through internet hospital.

According to the Measures for the Administration of Internet Diagnosis and Treatment (for Trial Implementation) issued on July 17, 2018, Internet diagnosis and treatment activities must be provided by the medical institutions that have obtained a “Practicing License for Medical Institution.” If a medical institution intends to establish an information and services platform for Internet diagnosis and treatment activities through cooperation with a third-party institution, the relevant cooperation agreement should be submitted to competent registration authority of such medical institution. The Internet-based diagnosis services provided by a medical institution must be consistent with its diagnosis and treatment subjects. Physicians and nurses carrying out Internet diagnosis and treatment activities should be recorded and registered in the national electronic registration system of physicians and nurses. A medical institution must conduct electronic real-name verification for the medical staff members carrying out Internet diagnosis and treatment activities.

Regulations on Internet Culture Activities

The Provisional Measures for the Internet Culture Administration, promulgated by the Ministry of Culture, the predecessor of the Ministry of Culture and Tourism, and with the latest amendment becoming effective in

December 2017, require ICP operators engaging in “internet culture activities” to obtain a permit from the Ministry of Culture. The “internet culture activities” include, among other things, online dissemination of internet cultural products and the production, reproduction, importation, distribution and broadcasting of internet cultural products. In May 2019, the Ministry of Culture and Tourism issued the Circular regarding Adjusting the Scope of Approval of Internet Culture Business Permit and Further Regulating Approval Matters to adjust the applicable scope of the Internet Culture Business Permit. Pursuant to the circular, the Ministry of Culture and Tourism will no longer be the authority supervising the online game industry and therefore the business scope of an Internet Culture Business Permit issued by it and its local counterparts will only cover internet cultural products including online music, online plays or programs, online performance, online works of art, online cartoon and exhibition and online matches, but exclude online games. Imported internet cultural products are subject to content review by the Ministry of Culture and Tourism before they are disseminated online, while domestic internet cultural products must be filed with the local branch of the Ministry of Culture within 30 days following the online dissemination. Service providers are also required to conduct self-review of the content of internet cultural products before they are put on the internet or submitted to the Ministry of Culture for approvals or filings. Baidu Netcom was granted an Internet Culture Business Permit in April 2007, which was renewed again in April 2020. Some other entities in our group have also obtained an Internet Culture Business Permit.

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

Regulations on Internet Publishing

In February 2016, the State Administration of Press, Publication, Radio, Film and Television (currently known as the National Press and Publication Administration, or the NPPA), and the MIIT jointly issued the Administrative Provisions on Internet Publishing Service, or the Internet Publishing Regulation, which took effect on March 10, 2016, and replaced the Interim Provisions for the Administration of Internet Publishing promulgated in 2002. The Internet Publishing Regulation requires that any entity engaged in the provision of online publications to the public via information networks obtain an Internet Publication License from the NPPA. Online publications refer to digital works with editing, production, processing and other publishing features, provided to the public via information networks, which mainly include: (i) informative and thoughtful text, pictures, maps, games, animation, audio and video digitizing books and other original digital works in fields such as literature, art and science, (ii) digital works consistent with the content of published books, newspapers, periodicals, audio-visual products and electronic publications, (iii) the network literature database or other digital works formed through aforementioned works by selecting, organizing, compiling and other means, and (iv) other types of digital works determined by the NPPA. The servers and storage facilities used by internet publishers must be located within the territory of mainland China. The Internet Publishing Regulation also provides that when an internet service provider provides manual intervention search ranking, advertising, promotion and other services to customers that provide internet publishing services, it is required to check and examine the Internet Publication Licenses obtained by the customers and the business scope of such licenses.

Regulations on Production and Operation of Audio/Video Programs

Under the Regulations on the Administration of Production of Radio and Television Programs issued by the State Administration of Radio, Film and Television, or the SARFT (currently known as NRTA) in July 2004 and recently partly amended in October 2020, any entities that engage in the production of radio and television programs are required to apply for a Permit for Production and Operation of Radio and TV Programs from the competent administrative authority. Entities with this permit must conduct their business operations in compliance with the approved scope of production and operation. On August 8, 2022, the NRTA released the Administrative Provisions on the Production and Operation of Radio, Television and Online Audio-visual Programs (Draft for Comment) to solicit public opinions by September 8, 2022, which provided explicitly that any overseas organization, foreign individual or foreign-invested enterprise should not conduct the business of programs production and operation. Such draft further proposed the self-discipline requirements for industry organizations and entities, rules on the prohibited content in the programs, regulations on film remuneration and prohibitions on false publicity of audience ratings and click-through rates. The Production and Operation of Radio, Television and Online Audio-visual Programs will supersede the Administration of Production of Radio and Television Programs upon it becoming effective.

On March 17, 2010, the SARFT issued the Internet Audio/Video Program Services Categories (Provisional), or the Provisional Categories, which were amended on March 10, 2017. The amended Provisional Categories classified Internet audio/video programs into four categories, which are further divided into seventeen sub-categories.

In 2022, the PRC government authorities further strengthened the supervision on the network dramas (including network mini plays). On April 29, 2022, the NRTA issued the Circular on Matters regarding Administration on Service of Domestic Network Dramas Distribution License, which took effect on June 1, 2022. Pursuant to this circular, the PRC government adopts a licensing system to the distribution of domestic network dramas, and the distribution of domestic key network dramas is required to obtain the Network Dramas Distribution License issued by the competent government authorities of radio and television in accordance with the applicable laws. On November 14, 2022, the NRTA issued the Circular on Further Strengthening the Management of the Network Mini Plays and Implementing the Creation Improvement Plan, or the Circular on Network Mini Plays, which became effective on the same date. Network mini plays refers to the network dramas with dozens of seconds to around 15 minutes running for each episode. Pursuant to the Circular on Network Mini Plays, the operators of network mini plays are required to obtain the Online Audio/Video Program Transmission License or be managed by the administrative authorities of radio and television in accordance with applicable regulations. All network mini plays to be transmitted online must have passed the content review by the administrative authorities of radio and television and must have obtained the Network Dramas Distribution License or completed the filing of Internet audio and video programs in accordance with relevant regulations on network dramas.

Regulations on Broadcasting Audio/Video Programs through the Internet

In December 2007, the SARFT and the MIIT jointly promulgated the Rules for the Administration of Internet Audio and Video Program Services, commonly known as “Document 56”, which took effect on January 31, 2008 and was further amended on August 28, 2015. Pursuant to Document 56, an online audio/video service provider must obtain an Online Audio/Video Program Transmission License, which has a term of three years, and operate in accordance with the scope of the business as stipulated in the license. Furthermore, Document 56 requires all online audio/ video service providers to be either wholly state-owned or state-controlled. According to some official answers to press inquiries published on the SARFT’s website in February 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled; provided that the providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Document 56 was issued. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned businesses. On March 16, 2018, the NRTA issued the Notice on Further Regulating the Transmission Orders of Internet Audio and Video Program, pursuant to which, among others, (i) online streaming platforms should not illegally capture, edit, or reprogram audio-video programs, (ii) the movie clips and prevue broadcasted on the platform must come from the licensed broadcasting and television programs; and (iii) the platform must verify qualifications of sponsors for programs on the platform and must refrain from accepting sponsorship or advertising from or cooperating in any other form with any unlicensed online audio/video service providers.

According to Document 56 and other relevant laws and regulations, audio-video programs provided by the entities supplying Internet audio-video program services should not contain any illegal content or other content prohibited by the laws and regulations, such as any content against the basic principles in the PRC Constitution, any content that damages the sovereignty of the country or national security, and any content that disturbs social order or undermine social stability. An audio-video program that has already been broadcast must be retained in full for at least 60 days. Movies, television programs and other media content used as Internet audio-video programs must comply with relevant administrative regulations on programs broadcasts through radio, movie and television channels. Entities providing services related to Internet audio-video programs should immediately delete the audio-video programs violating laws and regulations, keep relevant records, report relevant authorities and implement other regulatory requirements.

On October 31, 2018, the NRTA issued the Notice on Further Strengthening the Management of Radio and Television and Network Audiovisual Cultural Programs, or Notice 60. According to Notice 60, all radio and television broadcasting institutes, network audiovisual program service institutes and program production institutes must stick to the right political direction and strengthen value guidance; pursue people-centered creative orientation to curb bad tendencies such as pursuing celebrities, pan-entertainment and so on; persist in providing high-quality content, constantly innovate programs, and strictly control the remuneration of guests; and strengthen the governance of TV series, network series (including network movies) to promote the benign development of the industry; must strengthen the use and management of ratings (click-through rate) survey data and resolutely crack down on ratings (click-through rate) forgeries, etc.

On May 27, 2016, SAPPRFT issued the Notice on Relevant Issues concerning Implementing the Approval Works of Upgrading Mobile Internet Audio-Video Program Service, or the Mobile Audio-Video Program Notice. The Mobile Audio-Video Program Notice provides that the mobile Internet audio-video program services shall be deemed Internet audio-video program service. Entities which have obtained the approvals to provide the Internet audio-video program services may use mobile WAP websites or mobile applications to provide audio-video program services. Entities with regulatory approvals may operate mobile applications to provide the audio-video program services. The types of the programs should be within the permitted scope as provided in the licenses and such mobile applications are required to be filed with the NRTA and/or SFB.

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

On October 8, 2021, the Administrative Provisions on Minor-oriented Programs was revised by the NRTA and has become effective on the same date. According to these provisions, network audio-visual programs with minors as their main participants or recipients should not contain any contents which are harmful to the minors, such as violence, pornography, heresy, superstition, drug taking and other illegal contents. On November 18, 2019, the CAC, the Ministry of Culture and Tourism and the NRTA jointly issued the Administrative Provisions on Online Audio-visual Information Services, or Circular No. 3, which took effective on January 1, 2020. According to the Circular No. 3, Online Audio-visual Information Services refer to the services of producing, publishing and disseminating audio-visual information offered to the public via Internet platforms, such as websites and application programs. Circular No. 3 requires that no individual or entity is allowed to (i) use the online audio-visual information services or related technologies to engage in any activities which may jeopardize national security, undermine social stability or infringe legitimate right of others; (ii) produce, publish or disseminate any audio-visual information prohibited by the laws and regulations, such as Internet rumors. A provider of audio-visual information services must establish, maintain and optimize a rumors refuting regime, under which once it identifies that any user of audio-visual information services produces, publishes or disseminates any rumor by virtue of the technology of producing forged pictures or audio-visual information based on deep-learning or virtual reality, such provider must take measures to refute such rumors in a timely manner and file such situations with the competent authorities governing Internet information, culture and tourism, and radio and television.

Baidu Netcom has renewed its Online Audio/Video Program Transmission License, which remains valid until July 2024. Beijing iQIYI has an Online Audio/Video Program Transmission License that is valid until October 2024. Another entity in our group has an Online Audio/Video Program Transmission License that is valid until March 2023, and such entity is in process of renewing its Online Audio/Video Program Transmission License.

Regulations on Live Streaming

On November 4, 2016, the CAC promulgated the Regulations on the Administration of Online Live streaming Services, or the Online Live streaming Regulations, which became effective on December 1, 2016. The Online Live Streaming Regulations stipulate that online live streaming service providers must carry out their subject responsibility, arrange professionals commensurate with its service size, establish and improve various management systems, and have the technical capability to immediately cut online live streaming, and its technical plans must comply with relevant national standards. In addition, online live streaming service providers must conduct graded and categorized management according to the content category and user scale of online live streaming, and establish a credit rating management system for online live streaming distributors as well as a blacklist management system.

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

On March 12, 2022, the NDRC and the MOC issued the Negative List for Market Access (2022 Version), which provides that, among others, non-state capital should not engage in live streaming and broadcasting of events and activities involving politics, economy, military affairs, diplomatic affairs, major social events, culture, science and technology, public health, education and sports and such other activities and events related to political direction, public opinion orientation and value orientation. The scope of these restricted subject matters for live streaming and broadcasting is relatively broad and vague, and is subject to further clarifications and interpretations by the regulator.

On June 8, 2022, the NRTA and the Ministry of Culture and Tourism jointly released the Code of Conduct for Livestreaming Hosts, which came into effect on the same day. According to such code, online performance platforms, online audio-visual platforms and brokerage agencies must strictly perform their statutory obligations, establish and improve the entry, training, daily management, performance scoring files and “red and yellow card” management and other internal systems and norms on livestreaming hosts. The livestreaming hosts who violate the applicable regulations and rules should be warned, and the livestreaming hosts with serious problems and repeated indiscipline shall be included in the “blacklist” or “warning list” and be prohibited from conducting any livestreaming activities by use of any account of any platform.

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

Regulations on Online Games

Pursuant to the Internet Publishing Regulation and the Circular on Mobile Game Publishing Service, the online games services provided on websites by online game operator partners may be deemed as a type of “online publication service,” and may be required to obtain an Internet Publication License from the NPPA. Beijing Perusal Technology Co., Ltd., or Beijing Perusal, and another entity in our group have obtained the Internet Publication Licenses. The required approval by the NNPA of each online game provided on our websites is handled by our online game operator partners.

In September 2009, the General Administration of Press and Publication (currently known as the NPPA) together with several other government agencies issued Notice Regarding the Consistent Implementation of the “Measures on Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the Circular 13, which explicitly prohibits foreign investors from participating in online game operating businesses through wholly-owned enterprises, equity joint ventures or cooperative joint ventures in mainland China. Circular 13 expressly prohibits foreign investors from gaining control over or participating in mainland China operating companies’ online game operations through indirect means, such as establishing joint venture companies, entering into contractual arrangements with or providing technical support to the operating companies, or through a disguised form, such as incorporating user registration, user account management or payment through game cards into online game platforms that are ultimately controlled or owned by foreign investors. Certain foreign companies offer online games provided by their game operator partners on websites or through smartphone app distribution platforms which are owned and operated by their variable interest entities under contractual agreements. If such contractual arrangements were deemed to be “indirect means” or “disguised form” under Circular 13, such relevant contractual arrangements may be challenged by the NPPA or other governmental authorities. If we were found to be in violation of Circular 13 in the operation of our online game platform, the NNPA, in conjunction with relevant regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases, suspending and revoking the relevant licenses and registrations.

In October 2019, the NPPA promulgated the Circular on Preventing Minors from Developing Online Game Addictions, which mandates that online game operators take, among others, the following measures to prevent minors from being addicted to online games: (i) the operator must ensure that its online game users use valid and true identity information to register their game accounts; (ii) the operator must strictly control the time slot and duration allowed for minors to log in and play online games to the extent that it should not provide any game service for the minors in any form from 10:00 PM each day to 8:00 AM the next day, and the length of time a minor spends in playing its online games must not exceed three hours accumulatively on each statutory holiday and one and a half hours on each business day; and (iii) the online game operator should not offer any paid services to minors that are not suitable for their civil capacity. According to such circular, these requirements are pre-conditions for an operator to publish and operate any online game.

On August 30, 2021, the NPPA issued the Circular of the National Press and Publication Administration on Further Strengthening Regulation to Effectively Prevent Online Gaming Additions among Minors, which became into effect on September 1, 2021. After the effective date of this Circular, online game companies must provide minors only with one hour of online game services at prescribed periods, namely between 8 pm and 9 pm on Fridays, Saturdays, Sundays and public holidays. The Circular reinstates that online game companies must strictly implement the real-name registration and login requirements for online game user accounts. All online games should be connected to the NPPA’s real-name verification system for anti-online game addiction purpose. Online game users should use real and valid identity information to register for game accounts and log in to online games. Online game companies should not provide gaming services in any form (including visitor experience mode) to users who have not registered or logged in with their real names.

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

We conduct our value-added telecommunication-based online advertising business through Baidu Netcom, which is one of the variable interest entities in mainland China and holds a business license that covers value-added telecommunication-based online advertising in its business scope. Our subsidiaries Baidu Times and Baidu China have also expanded their respective business license to cover advertising in their respective business scope.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. For example, pursuant to PRC Advertising Law, advertisements must not contain, among other prohibited contents, terms such as “the state-level,” “the highest grade,” “the best” or other similar words. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been performed and the relevant approval has been obtained. Pursuant to the PRC Advertising Law, the use of the internet to distribute advertisements should not affect the normal use of the internet by users. Particularly, advertisements distributed on internet pages such as pop-up advertisements must be indicated with a conspicuous mark for “close” to ensure the close of such advertisements by one click. Where internet information service providers know or should know that illegal advertisements are being distributed using their services, they must prevent such advertisements from being distributed.

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

The SAMR has promulgated the Guidance regarding Strengthening the Supervision over Marketing Activities by Internet Live-Streaming in November 2020 to further regulated marketing activities by Internet live-streaming. The NRTA also issued a circular on the Strengthening Management of Live-Streaming of Internet Shows and Electronic Commerce in November 2020 to provide instruction to online marketing activities through live-streaming. Platforms providing live-streaming of Internet show or electronic commerce must register with National Internet Video-audio Platform Information Management System no later than November 30, 2020. The overall ratio of front-line content reviewers to live-streaming rooms on such platforms should be no less than 1:50. The training for content reviewers should be strengthened and content reviewers who have passed the training should be registered in the Reviewer Information Management System. A platform must report the number of its live-streaming rooms, streamers and content reviewers to the provincial branch of the NRTA on a quarterly basis. Internet show live-streaming platforms must tag content of live-streaming rooms and corresponding streamers by category. A streamer cannot change the category of the programs tagged in his or her live-streaming room without prior approval from the platform. Users that are minors or without real-name registration are prohibited from virtual tipping, and platforms must cap the amount of virtual tipping per time, per day, and per month. When the virtual tipping by a user reaches half of the daily/monthly limit, a consumption notification from the platform and a confirmation from the user by text messages or other means are required before the processing the next transaction. When the amount of virtual tipping by a user reaches the daily/monthly limit, the platform must suspend the virtual tipping function for such user for that day or month. To host any electronic commerce promotion events such as E-commerce Festival, E-commerce Day or Promotion Day in the forms of live-streaming rooms, live performances, live variety shows and other live programs, the platforms should register the information of guests, streamers, content and settings with the local branch of NRTA 14 business days in advance. Internet electronic commerce live-streaming platforms should conduct relevant qualification examination and real-name authentication on businesses and individuals providing live-streaming marketing services and keep complete examination and authentication records, and should not enable imposters or businesses or individuals without qualification or real-name registration to conduct live-streaming marketing services.

On November 26, 2021, the SMAR promulgated the draft of the Measures for the Administration of Internet Advertisements for public comment. The draft measures further strengthen the management of pop-up advertisements and product placement, and require that, among others, advertisement of after-school tutoring targeted at pre-school children and primary and middle school students should not be released via the Internet. The Internet platform operators are obliged to cooperate with advertising monitoring and assist in supervision and provide statistical data.

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

Regulations on Artificial Intelligence

We engage in the research and development of artificial intelligence (AI) technology and products, specifically autonomous driving vehicles and generative AI. The PRC government has issued a series of guidelines to encourage and support the research and development of AI technology, such as the Three-Year Implementing Plan for Internet Plus Artificial Intelligence issued in May 2016, the Development Planning on the New Generation of Artificial Intelligence issued in July 2017 and the Development Plan for the Big Data Industry during the “14th Five-Year Plan” Period issued in November 2021.

Regulations on Autonomous Driving Vehicles. The MIIT, the Ministry of Public Security and the Ministry of Transport jointly promulgated the Administrative Rules of Road Testing and Demonstration Application of Intelligent Connected Vehicles (for Trial Implementation), or the Administrative Rules, on July 27, 2021, which became effective on September 1, 2021 and substituted the Norms on Administration of Road Testing of Autonomous Driving Vehicles (Trial Implementation) issued in April 2018. Pursuant to the Administrative Rules, a qualified entity to conduct road testing of intelligently connected vehicles must meet the following conditions, including, among others: (i) it must be an independent legal person registered within the territory of mainland China; (ii) it must have the relevant capabilities concerning intelligently connected vehicles, such as the capabilities of manufacturing automobiles and spare parts thereof, the capabilities of research and development of technologies, or the capabilities of experiments and tests; (iii) it must be capable of paying civil compensation for potential damages caused by the road testing of intelligently connected vehicles; (iv) it must have the evaluation rules for the testing of self-driving functions of intelligently connected vehicles; (v) it must have the ability to conduct real-time remote monitoring of the vehicles on road testing; (vi) it must have the ability to record, analyze and reproduce the events related to road test vehicles; (vii) it must have the ability to guarantee the network security for tested vehicles and remote monitoring platforms; and (viii) other conditions specified in applicable laws, administrative regulations and rules. An eligible entity may apply to conduct experimental operation of intelligently connected vehicles in prescribed roads and areas. Prior to starting a road testing, a road-testing entity must submit a self-declaration on safety of the road testing, and such self-declaration should be confirmed by the competent governmental authority on the provincial or municipal level. The testing duration for a road testing should not exceed 18 months in principle, and should not exceed the validity period of the quality certificate of safety technical inspection and the insurance voucher of the tested vehicle. A road-testing entity or the experimental operation entity must submit a periodic report every 6 months to the competent governmental authority on the provincial or municipal level and provide a summary report within 1 month upon conclusion of the road testing or experimental operation. The entity responsible for the road testing or the experimental operation must report information on the traffic accidents during the road testing or experimental operation to the competent authorities on a monthly basis. In case of any traffic violation occurred during the road test or demonstration application, the traffic administrative department of the public security department must impose the penalties (including, among others, fines or warning) on the driver in accordance with the laws and regulations on road traffic safety. In the case of serious injuries or deaths of any person or serious damage of a vehicle, the entity responsible for the road testing or the experimental operation must report such accident to the competent governmental authority on the provincial or municipal level within 24 hours through the information system, and if such subject fails to report as required, its road testing or experimental operation activities may be suspended for 24 months. Some local governments, such as Beijing, Shanghai, Chongqing, Hunan and Tianjin, have issued local rules and regulations to regulate road testing of autonomous driving cars accordingly.

In addition, the PRC government has strengthened regulation of the network security and data security of the Internet of Vehicles (IoV) since 2021. On September 15, 2021, the MIIT issued the Circular on Strengthening the Network Security and Data Security of IoV. This Circular provides that all enterprises related to IoV must establish management systems for network security and data security, specify the responsible person and management bodies, and perform network security and data security-related protection responsibilities. The Circular also requires that all enterprises related to IoV must monitor, prevent, and promptly tackle cybersecurity risks and threats to ensure that data can be effectively protected and legally used and that the relevant IoV can be operated safely and stably. On March 7, 2022, the MIIT issued the Guidelines for the Construction of Network Security and Data Security Standard System for IoV, which specifies the safety standards and requirements covering terminal and facility security, network communication security, data security, application service security and security guarantee and support.

On August 16, 2021, the CAC and four other authorities jointly promulgated the Several Provisions on Automotive Data Security Management (for Trial Implementation), or the Provisions, which took effect on October 1, 2021. The Provisions require that automotive data processors should avoid excessive collection and illegal use of data and adhere to certain protocols such as “no collection by default” and “data masking” when carrying out data processing activities. The Provisions emphasize that if it is indeed necessary to provide any important data overseas due to the business needs of an automotive data processer, the automotive data processer must complete a prior security assessment on outbound data transfer and should not provide any important data overseas beyond the scope determined in such security assessment.

On April 28, 2021, the National Information Security Standardization Technical Committee, or the NISSTC, issued a draft of the Safety Requirements for Data Collected by Internet of Vehicles (IoV), and on October 19, 2021, the NISSTC further issued the Security Requirements of Vehicle Collected Data (Draft for comments). The Security Requirements of Vehicle Collected Data (Draft for comments) specifies the security requirements on the transfer, storage, outbound transfer and other dispositions of vehicle collected data. Specifically, certain types of vehicle collected data, such as those collected through sensors within the vehicle cockpit and location and route data, should not be transferred outside mainland China. Besides, outbound transfer of operational data should be subject to the data cross-border transfer security assessment conducted by national cyberspace authorities.

On August 8, 2022, in order to encourage and regulate the application of autonomous vehicles in transport services, the Ministry of Transport issued the Guideline on Transport Safety and Service for Autonomous Vehicles (Trial Implementation) (Draft for Comments), or the Transport Safety Guideline, to solicit public opinions by September 7, 2022. The Transport Safety Guideline encourages the use of autonomous vehicles in urban public bus passenger transport business, taxi passenger transport business and general cargo transport business in certain specific scenarios. However, the autonomous vehicles will be permitted being used in road passenger transport business only with the principle of prudent and will be prohibited from being used in the hazardous goods transport business. The Transport Safety Guide also provided that an autonomous vehicle engaged in transportation business must be equipped with the functions of recording, storing and transmitting the running status of such autonomous vehicle, and must timely transmit relevant information to transport operators and local transport authorities.

Regulations on Generative AI. Prior to 2022, the provisions on the generative AI technology are stipulated in the regulations and rules about Internet information services dispersedly. For example, according to the Provisions on the Management of Network Information Content Ecology issued by the CAC at the end of 2019, a network information content service platform must not, among others, (i) utilize new technologies such as deep-learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; or (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display. According to the Administrative Provisions on Online Audio-visual Information Services jointly issued by the CAC, the Ministry of Culture and Tourism and the NRTA on November 18, 2019, the production, release and dissemination of any unauthentic audio-visual information by use of any new applications and technologies bases on deep learning and virtual reality must be labeled in a prominent manner by the online audio-visual information service providers and users. Furthermore, any online audio-visual information service providers and users should not produce, release or disseminate false news by use of new applications and technologies based on deep learning and virtual reality.

Since the end of 2021, the PRC government authorities specially promulgated certain laws to regulate the algorithmic recommendation and deep synthesis technology which are closely related to the generative AI technology. On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Administration Provisions on Algorithmic Recommendation of Internet Information Services, or the Administration Provisions on Algorithmic Recommendation, which became effective on March 1, 2022. The Administration Provisions on Algorithmic Recommendation stipulates that algorithmic recommendation service providers must (i) fulfill their responsibilities for algorithm security, (ii) establish and strengthen management systems for algorithm mechanism examination, ethical review in technology, user registration, information release examination, protection of data security and personal information, anti-telecom and network fraud, security assessment and monitoring, emergency response to security incidents, etc., and (iii) formulate and publish rules governing algorithmic recommendation related service. The provider of algorithmic recommendation services should not use the services to (i) carry out any illegal activity which may endanger national security and social public interest, disturb economic order and social order, or infringe third parties’ legal interest, or (ii) spread any information prohibited by laws or regulations. Besides, it should not take advantage of algorithms to impose unreasonable restrictions on other information service providers, or hinder or obstruct the normal operation of their legal services. The providers of algorithmic recommendation services with the characteristics of public opinion or capacity of social mobilization must complete the filing with the CAC’s filing system within ten business days after the launch of its service.

On November 25, 2022, the CAC, MIIT and Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, or the Provisions on Deep Synthesis Services, which took effect on January 10, 2023. According to the Provisions on Deep Synthesis Services, deep synthesis technology refers to any technology that utilizes deep learning, virtual reality or any other generative or synthetic algorithm to produce text, images, audio, video, virtual scenes or other network information. The Provisions on Deep Synthesis Services emphasize that the providers of deep synthesis services, as the primary entities responsible for the information security, should not use deep synthesis services to engage in activities prohibited by laws and regulations.

Regulation on Product Quality

Products made in mainland China are subject to the Product Quality Law of the PRC, or the Product Quality Law, which was promulgated on February 22, 1993 and most recently amended on December 29, 2018. According to the Product Quality Law, a seller of a product should be responsible for repairing, replacing or returning the product with any of the following defects, and should compensate for the damages incurred by consumers who bought such defective product: (i) the product does not have the usability which such product should have and there are no prior indications about such situation; (ii) the actual quality of such product fails to comply with the standards specified on such product or the package of such product; and (iii) the actual quality of such product fails to meet the quality status specified by way of product specifications and samples. After the seller performs its obligation of repairing, replacing and returning the defective product and/or compensating for the customers’ damages, such seller is entitled to seek reimbursement from the manufacturer of such product, if it could be proved that the defect is caused by the manufacturer. According to the Product Quality Law, a manufacturer of a product should be responsible to compensate for the damages to any person caused by the defect of such product, unless the manufacturer is able to prove that: (i) it did not circulate the product; (ii) the defect did not exist at the time when the product was circulated; or (iii) scientific or technologic knowledge at the time when such product was circulated was not such that it allowed the defect to be discovered.

Regulations on Tort Liability

In accordance with the Tort Liability Law of the PRC, or the Tort Liability Law, which became effective in July 2010, internet users and internet service providers bear tortious liabilities in the event that they infringe upon other persons’ rights and interests through the internet. Where an internet user conducts tortious acts through internet services, the infringed person has the right to request the internet service provider take necessary actions such as deleting contents, screening and de-linking. Failing to take necessary actions after being informed, the internet service provider will be subject to joint and several liabilities with the internet user with regard to the additional damages incurred. Where an internet service provider knows that an internet user is infringing upon other persons’ rights and interests through its internet service but fails to take necessary actions, it is jointly and severally liable with the internet user. In addition, in accordance with the Tort Liability Law, in the event of any damage arising from a defective product, the infringed person may seek compensation from either the manufacturer or the seller of such product. If the manufacturer has compensated the infringed person but the defect is caused by the fault of the seller, the manufacturer is entitled to seek reimbursement from the seller. If the seller has compensated the infringed person but the defect is caused by the manufacturer, the seller is entitled to seek reimbursement from the manufacturer. The National People’s Congress adopted the Civil Code of the PRC, or the Civil Code on May 28, 2020, which came into effect on January 1, 2021 and revoked the Tort Liability Law. The Civil Code has further revised the Internet tort liability as originally provided in the Tort Liability Law. It has further elaborated on “safe harbor” rule with respect to an internet service provider from both the aspects of notice and counter notice, including (i) upon receiving notice from the right holder, promptly adopting necessary protective measures such as deletion, screening or disconnection of hyperlinks and reefing right holder’s notice to disputed internet user; and (ii) upon receiving counter-notice from the disputed internet user, referring such counter-notice to the claiming right holder and informing him/her to take other corresponding measures such as filing complaint with competent authorities or suit with courts. The Civil Code has also provided that where the internet service provider knew or should have known the infringing acts of the internet user, it must be severally liable with such internet user. As for product liability, the Civil Code provides additional mitigation measures such as stop selling of defective products and stipulated that the seller and manufacturer should also be liable for expanded damages caused by such defective products if no mitigation measures are provided or not sufficient. If a recall of defective product is required, the seller and the manufacturer should be responsible to undertake fees paid by infringed users.

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

Pursuant to the PRC relevant regulations, rules and interpretations, ICP operators will be jointly liable with the infringer if they (a) participate in, assist in or abet infringing activities committed by any other person through the internet, (b) are or should be aware of the infringing activities committed by their website users through the internet, or (c) fail to remove infringing content or take other action to eliminate infringing consequences after receiving a warning with evidence of such infringing activities from the copyright holder. The court will determine whether an internet service provider should have known of their internet users’ infringing activities based on how obvious the infringing activities are by taking into consideration a number of factors, including (i) the information management capabilities that the provider should have based on the possibility that the services provided by it may trigger infringing acts, (ii) the degree of obviousness of the infringing content, (iii) whether it has taken the initiative to select, edit, modify or recommend the contents involved, (iv) whether it has taken positive and reasonable measures against infringing acts, and (v) whether it has set up convenient programs to receive notices of infringement and made timely and reasonable responses to the notices. Where an internet service provider has directly obtained economic benefits from any contents made available by an internet user, it should have a higher duty of care with respect to the internet user’s act of infringement of others’ copyrights. Advertisements placed for or other benefits particularly connected with specific contents may be deemed as direct economic benefits from such contents, but general advertising fees or service fees charged by an internet service provider for its internet services will not be included. In addition, where an ICP operator is clearly aware of the infringement of certain content against another’s copyright through the internet, or fails to take measures to remove relevant contents upon receipt of the copyright holder’s notice, and as a result, it damages the public interest, the ICP operator could be ordered to stop the tortious act and be subject to other administrative penalties such as confiscation of illegal income and fines. An ICP operator is also required to retain all infringement notices for a minimum of six months and to record the content, display time and IP addresses or the domain names related to the infringement for a minimum of 60 days.

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

Software Products. The Regulation for the Protection of Computer Software promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013. To further implementing this regulation, the Computer Software Copyright Registration Measures promulgated by the China Copyright Office on February 20, 2002, regulates software copyright registration, exclusive licensing contracts of software copyright and transfer agreements. Although such registration is not mandatory under applicable PRC laws, software copyright owners are encouraged to go through the registration process and registered software may receive better protection.

Trademark. The Trademark Law of the PRC and its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements should be filed with the Trademark Office of National Intellectual Property Administration for record. “百度” is recognized as a well-known trademark in China by the Trademark Office of National Intellectual Property Administration. In addition to owning “百度” and the related logos, we have applied for registration of various other trademarks.

Domain name. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in August 2017, which became effective in November 2017. The MIIT is the major regulatory body responsible for the administration of the internet domain names of mainland China, and under the supervision of the MIIT, the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of “.cn” domain names and Chinese domain names. According to the Circular on Administration of the Use of Domain Names for Internet Information Services issued by the MIIT in November 2017, only the internet information service provider itself or the shareholder(s), principal or senior management officer(s) of the internet information service provider are eligible to register the domain names used for the internet information services. We have registered baidu.cn, baidu.com.cn and certain other domain names with registrars accredited by CNNIC.

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

In December 2015, the Standing Committee promulgated the Anti-Terrorism Law of the PRC, or the Anti-Terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers must (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.

In November 2016, the Standing Committee promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On September 12, 2022, the CAC released the Decision on Amending the Cyber Security Law of the PRC (Draft for Comments) to solicit public opinions by September 29, 2022, aiming to further protect the cybersecurity and effectively ensure the alignment between the Cyber Security Law of the PRC and other newly promulgated laws and regulations. On August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law integrated the scattered rules with respect to personal information rights and privacy protection.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee published the Data Security Law of the PRC, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out regular risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, should be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of mainland China should not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC government authorities. As the laws and regulations on the data security and personal information protection of mainland China (including the Data Security Law and the Personal Information Protection Law) are evolving and there still exists uncertainties on the interpretation and implementation of such laws and regulations, we may be required to make further adjustments to our business practices to comply with such laws and regulations.

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

On December 28, 2021, the CAC issued the Cybersecurity Review Measures 2021, which became effective on February 15, 2022 and replaced the Cybersecurity Review Measures 2020. The scope of review under the Cybersecurity Review Measures 2021 extends to critical information infrastructure operators that intend to purchase internet products and services and network platform operators engaging in data processing activities, which affect or may affect national security. According to Article 7 of the Measures, network platform operators who possess personal information of over a million users are required to apply to the Cybersecurity Review Office for cybersecurity reviews before listing in a foreign country. Besides, the Cybersecurity Review Measures 2021 also provide that if the relevant authorities consider that certain network products and services and data processing activities affect or may affect national security, the authorities may initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The Cybersecurity Review Measures 2021 also elaborate the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally exited the country, risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a listing, and risks associated with Internet information security.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, which were released for public comment before December 13, 2021 and has not been formally promulgated as of the date of this annual report. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors are required to apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas must carry out an annual data security assessment. In addition to the cybersecurity review, the Draft Regulations requires that data processors processing “important data” or listed overseas should conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year.

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, or the Regulations. Pursuant to the Regulations, critical information infrastructure means the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators must establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator should take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector should be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products. Such provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offenses should not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities must establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. In accordance with these measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. Furthermore, data processors are required to conduct self-assessment on the risks of cross-border data transfer prior to their applying for the security assessment and focus on assessment of the following significant matters, including, among others: (i) the legality and necessity of the purpose, scope and method of cross-border data transfer; (ii) the scale, scope, type and sensitivity of data transferred overseas, and risks to the national security, public interests or legitimate rights of individuals or organizations caused by such cross-border data transfer; (iii) the responsibilities and obligations that the overseas recipient of such data promises to undertake, and whether such overseas recipient’s management and technical measures and capabilities for performing its responsibilities and obligations can guarantee the security of cross-border data transfer; (iv) the risks that the data transferred overseas may be falsified, destroyed, divulged, lost, transferred, illegally obtained or illegally used during and after the cross-border transfer; (v) whether contracts or other legally binding documents entered into with the overseas recipient have fully stipulated the responsibilities and obligations to protect data security. In addition, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of such measures are required to be rectified within six months of the effectiveness date thereof.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in mainland China with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

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

The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee in August 2015 and becoming effective in November 2015, the standards of crime of infringing citizens’ personal information were amended accordingly and the criminal culpability of unlawful collection, transaction, and provision of personal information has been reinforced. In addition, any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (x) sells or provides personal information to others unlawfully, or (y) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective in June 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. The Civil Code further provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law. Any organization or individual should legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such App,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “provision of personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.” Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

On August 22, 2019, the CAC promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, Internet service operators should take measures like encryption when storing children’s personal information. On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps should not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information. On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment). The draft of the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”

On August 20, 2021, the Standing Committee adopted the Personal Information Protection Law which took effect on November 1, 2021. The Personal Information Protection Law integrates provisions from several rules with respect to personal information rights and privacy protection. According to the Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, such as where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which such individual is a party to such contract. In addition, it imposes further obligations on a personal information processor that provides for basic internet platform services, has large amount of users, has complicated business activities, including, among others, formulating of an independent institution mainly comprising of outside members to supervise personal information processing activities, termination of provision of services for product or service providers on the platform whose personal information processing activities are in material violation of laws and regulations, and issuing personal information protection social responsibilities reports regularly. The Personal Information Protection Law also requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information should bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. The entities failing to comply could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

On December 8, 2022, the MIIT issued the Administrative Measures on Industry and Information Technology Data Security (Trial Implementation), which took effect on January 1, 2023. According to such administrative measures, based on the degree of potential damage to national security, public interests or the legitimate rights and interests of individuals and organizations caused by tampering with, destruction, leakage or illegal acquisition or use of the data, industry and information technology data are classified into three categories, i.e., general data, important data and core data. Industry and information technology data processors are required to file the catalogs of their important data and core data with the local industrial government authorities for record. Furthermore, processors of important data and core data must, on their own or by entrusting third-party evaluation agencies, conduct risk assessment on their data processing activities at least once a year and submit risk assessment reports to the local industrial government authorities.

Regulations on Anti-Monopoly Matters related to Internet Platform Companies

The PRC Anti-monopoly Law, which was promulgated on August 1, 2008 and most recently amended on June 24, 2022, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings conducted illegally that may have the effect of eliminating or restricting competition. The amended PRC Anti-monopoly Law increases the fines for illegal concentration of business operators to “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The amended PRC Anti-monopoly Law also proposes for the relevant authority to investigate any concentration where there is evidence that such concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. In addition, the amended PRC Anti-monopoly Law introduces a “stop-clock mechanism” which may prolong the review process for the concentration.

On June 27, 2022, the SMAR released the Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings (Revised Draft for Comments), or the draft of Threshold Provisions, mainly to optimize the filing standard. The draft of Threshold Provisions proposes to significantly adjust the revenue threshold of merger control filing to either one of the following two conditions: (i) the worldwide revenue of all business operators involved in the concentration exceeds RMB12 billion (increased from the current threshold of RMB10 billion) collectively in the last fiscal year, and the revenue in mainland China of at least two business operators among them each exceeds RMB800 million (increased from the current threshold of RMB400 million) in the last fiscal year; or (ii) the revenue in mainland China of all the business operators involved in the concentration exceeds RMB4 billion (increased from the current threshold of RMB2 billion) collectively in the last fiscal year, and the revenue in mainland China of at least two business operators among them each exceeds RMB800 million (increased from the current threshold of RMB400 million) in the last fiscal year. In addition, the draft of Threshold Provisions also provides that even if the aforementioned revenue threshold is not met, the transaction must be reported to anti-monopoly authority if (i) the revenue in mainland China of one of the business operators involved in the concentration exceeds RMB100 billion in the last fiscal year, (ii) the market value or valuation of the business operators to be merged or controlled in the concentration exceeds RMB800 million and their revenue in mainland China in the last fiscal year accounts for more than one third of their worldwide revenue. Furthermore, if there is evidence indicating that the concentration of business operator has or may have an effect of excluding or limiting competition, the anti-monopoly authority may order the relevant operators to file for clearance, regardless of the threshold standard.

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

Regulations on Overseas Offering and Listing

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies.

On December 27, 2021, the NDRC and the MOC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it must obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company should not be involved in the company’s operation and management, and their shareholding percentage are subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or the Filing Rules collectively. According to the Filing Rules, domestic companies in mainland China that directly or indirectly offer or list their securities in an overseas market, are required to file with the CSRC. Specifically, the securities under the Filing Rules refer to stocks, depositary receipts, convertible corporate bonds, exchangeable bonds and other equity-linked securities to be issued and offered in overseas markets by domestic companies directly or indirectly, while a direct offering and listing refers to the overseas offering and listing of a joint-stock company incorporated in mainland China, and an indirect offering and listing refers to the overseas offering and listing of a domestic company which conducts its business operations primarily in mainland China, in the name of an offshore company and based on the underlying equities, assets, earnings or similar interests of the domestic company. In particular, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) any of the revenue, profits, total assets or net assets of such domestic company in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of its business operations are conducted in mainland China or its principal place of business is located in mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the mainland China. According to the Filing Rules, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by the laws, administrative regulations and relevant national provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic companies or their controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy in the past three years; (iv) the domestic companies are currently under investigations in connection with suspicion of having committed criminal offenses or material violations of applicable laws and regulations, and there is still no explicit conclusion; (v) there are material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers.

According to the Filing Rules, the issuer or its affiliated domestic company, as the case may be, is required to file with the CSRC (i) with respect to its initial public offering and listing and its subsequent securities offering in an overseas market different from the market where it has listed, within three business days after its submission of listing application documents to the relevant regulator in the place of intended listing, (ii) with respect to its follow-on offering in the same overseas market where it has listed (including issuance of any corporate convertible bonds, exchangeable bonds and other equity-linked securities, but excluding the offering for employees incentive, dividend distribution by shares and share split), within three business days after completion of such follow-on offering, (iii) with respect to listing by means of single or multiple acquisitions, share swap, transfers of shares and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Filing Rules.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, promulgated the revised Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, and upon becoming effective on March 31, 2023, such provisions will supersede the currently effective Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing. According to the Confidentiality and Archives Management Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide by the applicable laws and regulations, enhance the sense of confidentiality, improve the archives management system, and take necessary measures to implement the confidentiality and archives management responsibilities when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event that such documents or materials contain any information related to state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority; and in the event that such documents or materials, if divulged, will jeopardize national security or public interest, domestic companies should strictly fulfill relevant procedures stipulated by applicable laws and regulations. Furthermore, domestic companies should also provide a written statement about whether they have completed the approval or filing procedures as above when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers should properly retain such written statements for inspection.

Securities companies and securities service providers shall also fulfill the applicable legal procedures according to the Confidentiality and Archives Management Provisions when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest.

Regulations on Foreign Exchange

Foreign Currency Exchange. Pursuant to the Foreign Currency Administration Rules, as most recently amended in 2008, and various regulations issued by SAFE and other relevant PRC government authorities, RMB is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of mainland China.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable administrative authority and may not be used for equity investments within mainland China. In addition, SAFE strengthened its oversight of the flow and use of RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of RMB capital may not be changed without SAFE’s approval, and RMB capital may not in any case be used to repay RMB loans if the proceeds of the loans have not been used.

To further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign-invested enterprises, SAFE issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas in July 2014, which became effective on August 4, 2014. This circular suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in these areas with a business scope including “investment” to use the RMB capital converted from foreign currency registered capital for equity investments within mainland China. SAFE released the Notice on the Reform of the Administration Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises or SAFE Circular 19, in March 2015, which came into force and superseded SAFE Circular 142 on June 1, 2015. Circular 19 allows foreign-invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and provides the procedures for foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investment. Nevertheless, Circular 19 also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope.

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

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment, as amended, which substantially amends and simplifies the foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in mainland China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as amended, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in mainland China should be conducted by way of registration and banks should process foreign exchange business relating to the direct investment in mainland China based on the registration information provided by SAFE and its branches.

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

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28. Among others, SAFE Circular 28 relaxes the prior restrictions and allows the foreign-invested enterprises without equity investment as in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. Payments for transactions that take place within mainland China must be made in RMB. Foreign currency revenues received by companies in mainland China may be repatriated into mainland China or retained outside of mainland China in accordance with requirements and terms specified by SAFE.

Dividend Distribution. Wholly foreign-owned enterprises and Sino-foreign equity joint ventures in mainland China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the enterprise’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

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

Foreign Exchange Registration of Offshore Investment by Domestic Residents of Mainland China. Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75,

issued in October 2005, and a series of implementation rules and guidance, including the circular relating to operating procedures that came into effect in July 2011, Domestic residents of mainland China, including domestic resident natural persons or domestic companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014, which replaced SAFE Circular No. 75. SAFE Circular No. 37 requires domestic residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such domestic residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the domestic residents in the offshore special purpose vehicles or domestic companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a domestic resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by domestic individuals, a share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are domestic residents do not complete their registration with the local SAFE branches, the mainland China subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its mainland China subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under laws of mainland China for evasion of applicable foreign exchange restrictions. We have notified holders of ordinary shares of our company whom we know are domestic residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. After SAFE Notice 13 became effective on June 1, 2015, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration. We are aware that Mr. Robin Yanhong Li, our chairman, chief executive officer and principal shareholder, who is a domestic resident, has registered with the relevant local SAFE branch. We, however, cannot provide any assurances that all of our shareholders who are domestic residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our domestic resident shareholders to comply with the registration procedures may subject the domestic resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our mainland China subsidiaries’ ability to distribute dividends to or obtain foreign exchange dominated loans from our company.

Under the Administration Measures on Individual Foreign Exchange Control issued by the People’s Bank of China, or the PBOC, in December 2006 and its implementation rules issued in January 2007 and revised in May 2016, all foreign exchange matters involved in employee share ownership plans and share option plans in which citizens of mainland China participate require approval from SAFE or its authorized branch. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rule, replacing the earlier rules promulgated in March 2007. Under the Stock Option Rule, domestic residents who are granted stock options by an overseas publicly listed company are required, through a domestic agent or domestic subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. We and our domestic resident employees who have been granted stock options are subject to these regulations. We have designated our mainland China subsidiary Baidu Online to handle the registration and other procedures required by the Stock Option Rule. Failure of the option holders to complete their SAFE registrations may subject these domestic employees to fines and legal sanctions and may also limit the ability of the overseas publicly listed company to contribute additional capital into its mainland China subsidiary and limit the mainland China subsidiary’s ability to distribute dividends.

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

In addition, according to the PRC Social Insurance Law and the Regulations on the Administration of Housing Provident Funds, employers in mainland China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing provident funds.

Regulations on Taxation

For a discussion of applicable tax regulations of mainland China, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation.”

C.	Organizational Structure

The following is a list of our principal subsidiaries and the variable interest entities as of the date of this annual report on Form 20-F:

Name	Place of Formation	Relationship
Baidu Holdings Limited	British Virgin Islands	Wholly owned subsidiary
Baidu (Hong Kong) Limited	Hong Kong	Wholly owned subsidiary
Baidu Online Network Technology (Beijing) Co., Ltd.	Mainland China	Wholly owned subsidiary
Baidu (China) Co., Ltd.	Mainland China	Wholly owned subsidiary
Baidu.com Times Technology (Beijing) Co., Ltd.	Mainland China	Wholly owned subsidiary
Dulian Network Technology (Hainan) Co., Ltd.	Mainland China	Wholly owned subsidiary
Beijing Baidu Netcom Science Technology Co., Ltd.	Mainland China	Variable interest entity
Beijing Perusal Technology Co., Ltd.	Mainland China	Variable interest entity
iQIYI, Inc.	Cayman Islands	Majority-owned subsidiary
Beijing QIYI Century Science & Technology Co., Ltd.	Mainland China	Majority-owned subsidiary
Beijing iQIYI Science & Technology Co., Ltd.	Mainland China	Variable interest entity
Baidu Cloud Computing Technology (Beijing) Co., Ltd.	Mainland China	Wholly owned subsidiary
Beijing Duyou Information Technology Co., Ltd.	Mainland China	Wholly owned subsidiary

The following diagram illustrates our corporate structure, including our principal subsidiaries and the variable interest entities as of the date of this annual report on Form 20-F:

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

Contractual Arrangements with the Variable Interest Entities and the Nominee Shareholders

The laws and regulations of mainland China restrict and impose conditions on foreign investment in, among other areas, internet content services, value-added telecommunication-based services, internet map services, online audio and video services and mobile application distribution businesses. Accordingly, we operate these businesses in mainland China through the variable interest entities. We have entered into a series of contractual arrangements with the variable interest entities and the nominee shareholders of the variable interest entities. These contractual arrangements:

•	enable us to receive the economic benefits that could potentially be significant to the variable interest entities in consideration for the services provided by our subsidiaries;

•	effectively assigned all of the voting rights underlying the nominee shareholders’ equity interest in the variable interest entities to us; and

•	enable us to hold an exclusive option to purchase all or part of the equity interests in the variable interest entities when and to the extent permitted by the laws of mainland China.

These contractual agreements among our company/iQIYI and our subsidiaries, the variable interest entities and their respective shareholders generally include proxy agreements or shareholder voting rights trust agreements, exclusive equity purchase and transfer option agreements or exclusive purchase option agreements, loan agreements, operating agreements or business operation agreements, exclusive technology consulting and services agreements, and equity pledge agreements, as the case may be. As for some of the variable interest entities, our subsidiaries have entered into additional business cooperation agreements, power of attorney, license agreements and/or commitment letters (as the case may be) with these variable interest entities and their respective nominee shareholders. We do not have any equity interests in the variable interest entities and these contractual agreements are not equivalent to equity ownership in the business of the variable interest entities. Despite the lack of equity majority ownership, as a result of the contractual arrangements, the shareholders of the variable interest entities effectively assigned all of their voting rights and economic interests underlying their equity interest in the variable interest entities to the primary beneficiaries of these companies, which gives our company/iQIYI the power to direct the activities that most significantly impact the variable interest entities’ economic performance. In addition, through the other exclusive agreements, which consist of exclusive equity purchase and transfer option agreements/exclusive purchase option agreements or commitment letters, operating agreements/business operation agreements, exclusive technology consulting and services agreements and license agreements, the primary beneficiaries, by themselves or by their wholly-owned subsidiaries in mainland China, demonstrate their ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the variable interest entities. The variable interest entities are subject to operating risks, which determine the variability of our company’s interest in those entities. Based on these contractual arrangements, we consolidate the variable interest entities as required by Accounting Standards Codification (“ASC”) Topic 810, Consolidation. The nominee shareholders of Baidu Netcom, Beijing Perusal and Beijing iQIYI, the variable interest entities, are directors or members of senior management of our company/ iQIYI. We/iQIYI consider such people suitable to act as the nominee shareholders of these variable interest entities because of, among other considerations, their contribution to our company/iQIYI, their competence and their length of service with and loyalty to our company/iQIYI. If the variable interest entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that effectively assigned us the voting rights and/or economic interests in the variable interest entities. Furthermore, if we are unable to maintain such effective assignment, we would not be able to continue to consolidate the financial results of the variable interest entities in our financial statements. In 2020, 2021 and 2022, we derived 43%, 44% and 47% of our external revenues from the variable interest entities, respectively. Based on the book value of Baidu Netcom and Beijing Perusal and taking into account major adjustments for intra-group transactions, the revenue contribution of Baidu Netcom to us for each of the years ended December 31, 2020, 2021 and 2022 was 15%, 14% and 15%, respectively, and the revenue contribution of Beijing Perusal was all 0% for each of the same periods. For a detailed revenue contribution, see “Item 3.A. Selected Financial Data—Financial Information Related to the Variable interest Entities.” For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulations.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the material provisions of the contractual arrangements relating to Baidu Netcom, Beijing Perusal and Beijing iQIYI.

Proxy Agreements/Shareholder Voting Rights Trust Agreements/Power of Attorney

Pursuant to the proxy agreement amongst our company and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom agree to entrust all the rights to exercise their voting power and any other rights as shareholders of Baidu Netcom to the person(s) designated by our company. Each of the nominee shareholders of Baidu Netcom has executed an irrevocable power of attorney to appoint the person(s) designated by our company as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval. Any action taken by such attorney-in-fact in relation to the entrusted rights should be directed and approved by our company. The proxy agreement will be in effect for an unlimited term unless terminated in writing by our company. Each of the powers of attorney will be in effect for as long as the relevant nominee shareholder of Baidu Netcom holds any equity interests in Baidu Netcom.

Each of the proxy agreements or shareholder voting rights trust agreements amongst our company and the shareholders of Beijing Perusal and between Beijing QIYI Century and the shareholder of Beijing iQIYI contains substantially the same terms as those described above. Each of the proxy agreements or shareholder voting rights trust agreements will be in effect for an unlimited term unless terminated in writing by our company or other subsidiaries. Each of the powers of attorney or shareholder voting rights trust agreements will be in effect for as long as the shareholder of Beijing Perusal or Beijing iQIYI, holds any equity interests in Beijing Perusal or Beijing iQIYI, as the case may be.

Exclusive Equity Purchase and Transfer Option Agreement or Exclusive Purchase Option Agreements

Pursuant to the exclusive equity purchase and transfer option agreement by and among our company, Baidu Online, Baidu Netcom and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom have irrevocably granted our company or its designated person(s) (including Baidu Online) an exclusive option to purchase, to the extent permitted under the laws of mainland China, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable laws of mainland China. The nominee shareholders must remit to Baidu Online any amount that is paid by Baidu Online in connection with the purchased equity interest as requested by our company or its designated person(s) (including Baidu Online) to the extent permitted by the applicable laws. Our company or its designated person(s) have sole discretion to decide when to exercise the option, whether in part or in full amount. Any and all dividends and other capital distributions from Baidu Netcom to the nominee shareholders must be repaid to Baidu, Inc. in full amount. Our company or its designated person(s) (including Baidu Online) also have the exclusive right to cause the nominee shareholders of Baidu Netcom to transfer their equity interest in Baidu Netcom to our company or any designated third party. Our company will provide unlimited financial support to Baidu Netcom, if Baidu Netcom becomes in need of any form of reasonable financial support in the normal operation of business. If Baidu Netcom were to incur any loss and as a result cannot repay any loans from our company (through Baidu Online), our company will unconditionally forgive any such loans to Baidu Netcom upon provision by Baidu Netcom of sufficient proof for its loss and incapacity to repay. In addition, the shareholders of Baidu Netcom must appoint the candidates recommended by Baidu Online as their representatives on Baidu Netcom’s board of directors. The agreement will terminate upon the transfer by the nominee shareholders of Baidu Netcom of all their equity interests in Baidu Netcom to our company or its designated person(s) or upon expiration of the term of business of our company or Baidu Netcom.

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

Exclusive Technology Consulting and Services Agreement

Pursuant to the exclusive technology consulting and services agreement between Baidu Online and Baidu Netcom, Baidu Online has the exclusive right to provide Baidu Netcom technology consulting and services related to, among other things, the maintenance of servers, software development, design of advertisements, and e-commerce technical services. Baidu Online owns the intellectual property rights resulting from the performance of this agreement. Baidu Netcom agrees to pay service fees to Baidu Online and Baidu Online has the right to adjust the service fees at its sole discretion without the consent of Baidu Netcom. The agreement will be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

Each of the exclusive technology consulting and services agreements between Baidu Online and Beijing Perusal and Beijing QIYI Century and Beijing iQIYI contains substantially the same terms as those described above, except that the terms regarding the determinant of the service fees may differ and that the initial term of the exclusive technology consulting and services agreement between Beijing QIYI Century and Beijing iQIYI dated November 23, 2011 is ten years, and has been extended to November 23, 2031, and can be further renewed at the discretion of Beijing QIYI Century.

In 2020, 2021 and 2022, Baidu Netcom did not pay any service fees to Baidu Online. Beijing Perusal did not pay any service fees to Baidu Online due to Beijing Perusal’s operating loss in 2020, 2021 and 2022.

Operating Agreement or Business Operation Agreement

Pursuant to the operating agreement amongst Baidu Online, Baidu Netcom and the nominee shareholders of Baidu Netcom, Baidu Online provides guidance and instructions on Baidu Netcom’s daily operations, financial affairs and employment and dismissal of staff. In addition, Baidu Online agrees to guarantee Baidu Netcom’s performance under any agreements or arrangements relating to Baidu Netcom’s business arrangements with any third party. In return, Baidu Netcom agrees that without the prior consent of Baidu Online, Baidu Netcom will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Baidu Netcom, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any agreements relating to its business operation to any third party. The agreement will be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

The operating agreement amongst Baidu Online, Beijing Perusal and its shareholders contains substantially the same terms as those described above.

Pursuant to the amended and restated business operation agreement dated January 30, 2013 amongst Beijing QIYI Century, Beijing iQIYI and its shareholder, Beijing QIYI Century provides guidance and instructions on Beijing iQIYI’s daily operations and financial affairs. In addition, Beijing QIYI Century agrees to guarantee Beijing iQIYI’s performance under any agreements or arrangements relating to Beijing iQIYI’s business arrangements with any third party. The agreement can only be unilaterally revoked by Beijing QIYI Century. The initial term of the agreement is ten years, which has been extended for another ten years to January 30, 2033, and can be further extended at Beijing QIYI Century’s discretion.

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

Pursuant to loan agreements amongst the shareholders of Beijing Perusal and Baidu Online, the amount of loans extended to the respective shareholders of Beijing Perusal is RMB3.2 billion. The term of the loan agreements will expire on March 30, 2028 and October 29, 2029, respectively, and can be extended with the written consent of both parties before its expiration. Each of the loan agreements amongst Baidu Online and the respective shareholders of Beijing Perusal, and Beijing QIYI Century and the shareholders of Beijing iQIYI, contains substantially the same terms as those described above, except that the amount of the loans and that the contract expiration date varies. The term of the loan agreement amongst Beijing QIYI Century and the shareholder of Beijing iQIYI will expire on June 23, 2031 and can be further extended upon the written notification from Beijing QIYI Century.

Equity Pledge Agreement

Pursuant to the equity pledge agreement amongst Baidu Online and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom must pledge all of their equity interests in Baidu Netcom to Baidu Online to guarantee their obligations under the loan agreements and Baidu Netcom’s performance of its obligations under the exclusive technology consulting and service agreement. If Baidu Netcom or the nominee shareholders breach their respective contractual obligations, Baidu Online, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The nominee shareholders of Baidu Netcom agree not to dispose of the pledged equity interests or take any actions that would prejudice Baidu Online’s interest. The equity pledge agreement will terminate on the date when Baidu Netcom and its shareholders have completed all their respective obligations under the exclusive technology consulting and service agreement and the loan agreements, but such equity pledge will expire two years after expiration of the term of the obligations of Baidu Netcom and its shareholders under the exclusive technology consulting and service agreement and the loan agreements if they fail to fulfill such obligations thereunder.

Each of the equity pledge agreements amongst Baidu Online and the shareholders of Beijing Perusal and Beijing QIYI Century and the shareholder of Beijing iQIYI contains substantially the same terms, including its term to expiration, as those described above.

Business Cooperation Agreement

Pursuant to the business cooperation agreement between Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing iQIYI agrees to provide Beijing QIYI Century with services, including internet information services, online advertising and other services reasonably necessary within the scope of Beijing QIYI Century’s business. Beijing iQIYI agrees to use technology services provided by Beijing QIYI Century on its platform, including, but not limited to, P2P download and video on-demand systems. Beijing QIYI Century agrees to pay specified service fees to Beijing iQIYI as consideration for the internet information services and other services provided by Beijing iQIYI. Beijing iQIYI has the right to waive the service fees at its discretion. The initial term of this agreement is ten years, which has been extended for another ten years to November 23, 2031, and can be further renewed at Beijing QIYI Century’s discretion.

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

Pursuant to the trademark license agreement and the software usage license agreement between Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing QIYI Century granted a non-exclusive and non-transferable license, without sublicensing rights, to Beijing iQIYI to use its trademarks and software. Beijing iQIYI may only use the licenses in its own business operations. Beijing QIYI Century has the right to adjust the service fees at its sole discretion. The initial term of the two agreements is five years. The software usage license agreement may be extended upon the written consent of Beijing QIYI Century, and has been extended to December 1, 2031, and is further renewable at the discretion of Beijing QIYI Century. The trademark license agreement is automatically extended for successive one-year periods after its expiration unless Beijing QIYI Century early terminates the agreement in accordance with the provisions of the agreement.

Commitment Letters

Pursuant to the commitment letter dated January 30, 2013, under the condition that Beijing iQIYI remains as a variable interest entity of iQIYI under United States generally accepted accounting principles and the relevant contractual arrangements remain in effect, iQIYI commits to provide unlimited financial support to Beijing iQIYI, if Beijing iQIYI requires any form of reasonable financial support for its normal business operations. If Beijing iQIYI incurs any losses and as a result cannot repay its loans from iQIYI and Beijing QIYI Century, one of iQIYI’s subsidiaries, iQIYI and Beijing QIYI Century would unconditionally forgive their loans to Beijing iQIYI, if Beijing iQIYI provides sufficient proof for its loss and incapacity to repay.

The commitment letters executed by other iQIYI VIEs contain terms similar to the terms described above.

Through design of the aforementioned agreements, the nominee shareholders of these variable interest entities have effectively assigned their full voting rights to our company/iQIYI, which gives our company/iQIYI the power to direct the activities that most significantly impact the variable interest entities’ economic performance. Our company/iQIYI obtains the ability to approve decisions made by the variable interest entities and the ability to acquire the equity interests in the variable interest entities when permitted by the laws of mainland China. Our company/iQIYI is obligated to absorb losses of the variable interest entities that could potentially be significant to the variable interest entities through providing unlimited financial support to the variable interest entities or is entitled to receive economic benefits from the variable interest entities that could potentially be significant to the variable interest entities through the exclusive technology consulting and service fees. As a result of these contractual arrangements, our company/iQIYI is determined to be the primary beneficiary of these variable interest entities and we consolidate these variable interest entities through our company/iQIYI as required by Accounting Standards Codification (“ASC”) Topic 810, Consolidation.

We have also entered into contractual arrangements with several other variable interest entities and their respective nominee shareholders, including iQIYI’s other variable interest entities and their respective nominee shareholders, through some of our subsidiaries other than Baidu Online and Beijing QIYI Century, which result in our company/iQIYI or relevant subsidiaries, as the case may be, being the primary beneficiaries of the relevant variable interest entities. As a result of these contractual arrangements, we consolidate these other variable interest entities through the subsidiaries as required by Accounting Standards Codification (“ASC”) Topic 810, Consolidation.

D.	Property, Plant and Equipment

Our corporate headquarters, Baidu Campus, is located in Shangdi, Haidian district of Beijing. We own the office building of Baidu Campus and a nearby office building, Baidu Science Park, which is located in Malianwa, Haidian district of Beijing. Besides Beijing, we own and occupy office buildings in Shanghai and Shenzhen.

We also lease offices in Beijing, many other cities in mainland China and places outside of mainland China, including in the United States, Canada, Malaysia, Japan, Thailand and Singapore.

Our servers are hosted at the internet data centers of major telecom operators, including China Telecom, China Unicom and China Mobile, in over ten selected cities across China. Our content delivery network covers most of the major cities in mainland China.

In 2022, we completed the second-phase construction of our cloud computing centers in Yangquan, Dingxing and Xushui, which all serve as our internet data centers in China.

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

Our total revenues increased by 16% from RMB107.1 billion in 2020 to RMB124.5 billion in 2021, and decreased by 1% to RMB123.7 billion (US$17.9 billion) in 2022. Our operating profit decreased by 27% from RMB14.3 billion in 2020 to RMB10.5 billion in 2021, and increased by 51% to RMB15.9 billion (US$2.3 billion) in 2022. Net income attributable to Baidu, Inc. decreased by 54% from RMB22.5 billion in 2020 to RMB10.2 billion in 2021, and decreased by 26% to RMB7.6 billion (US$1.1 billion) in 2022.

Revenues

Baidu Core. Baidu Core revenues primarily comprise of (i) auction-based P4P online marketing services that include search and feed online marketing services; (ii) other online marketing services, including display advertisement, based on performance criteria other than CPC; (iii) cloud services; (iv) smart devices and services; (v) non-marketing consumer-facing services such as membership; and (vi) intelligent driving. We expect Baidu Core to continue to generate a majority of our revenues.

A majority of Baidu Core revenues are derived from online marketing services. Our P4P platform is an online marketplace that introduces internet search users to customers, who pay us a fee based on click-throughs for priority placement of their links in the search results. We also provide feed online marketing services to our customers. Our feed platform helps customers target relevant feed users, and customers pay us based on a CPC basis or advertisement displays of their products. In addition, we provide our customers with other performance-based and display-based online marketing services.

Apart from the online marketing services, Baidu Core also generates revenue by providing products and services ranging from cloud services, smart devices and services, non-marketing consumer-facing services and intelligent driving.

iQIYI. iQIYI is an innovative market-leading online entertainment service in China. iQIYI’s platform features iQIYI original content, as well as a comprehensive library of other professionally produced content, professional user generated content, and user-generated content. iQIYI derives a majority of its revenues from membership services and online marketing services.

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

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5% and foreign-derived income is exempted from income tax. There is no withholding tax upon payment of dividends by the subsidiaries incorporated in Hong Kong to its shareholders.

Japan

As a result of the Japanese tax regulations amendments, the effective income tax rates were approximately 31% for each of the years ended December 31, 2020, 2021 and 2022.

Mainland China Enterprise Income Tax

Effective from January 1, 2008 and amended on December 29, 2018, mainland China’s statutory enterprise income tax, or EIT, rate is 25%. An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a “High and New Technology Enterprise” strongly supported by the state. Pursuant to the Administrative Measures on the Recognition of High and New Technology Enterprises, or the Recognition Measures, as amended in January 2016, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation make joint determination on whether an enterprise is qualified as a “High and New Technology Enterprise” under the EIT Law. In making such determination, these government agencies consider, among other factors, ownership of core technology, whether the key technology supporting the core products or services falls within the scope of high and new technology strongly supported by the state as specified in the Recognition Measures, the ratios of research and development personnel to total personnel, the ratio of research and development expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. A “High and New Technology Enterprise” certificate is effective for a period of three years. Further, preferential EIT rates are available for qualified Software Enterprises whereby entities are entitled to full exemption from EIT for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years.

If our mainland China subsidiaries or the variable interest entities that have enjoyed preferential tax treatment no longer qualify for the preferential treatment, we will consider available options under applicable law that would enable us to qualify for alternative preferential tax treatment. To the extent we are unable to offset the impact of the expiration of existing preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, the expiration of existing preferential tax treatment may cause our effective tax rate to increase. The amount of income tax payable by our mainland China subsidiaries and the variable interest entities in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the entities. Our effective tax rate depends partially on the extent of the relative contribution of each of our subsidiaries and the variable interest entities to our consolidated taxable income.

Withholding Tax

Under the EIT Law and its implementation rules, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our mainland China subsidiaries, to any of its non-resident enterprise investors, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to the EIT at the rate of 10%, namely withholding tax, unless the non-resident enterprise investor’s jurisdiction of incorporation has a tax treaty or arrangement with mainland China that provides for a reduced withholding tax rate or an exemption from withholding tax. The Notice on Several Preferential Policies regarding Enterprise Income Tax Law jointly promulgated by the Ministry of Finance and State Administration of Taxation in February 2008, clarifies that undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 will be exempted from any withholding tax.

The British Virgin Islands, where Baidu Holdings Limited, the sole shareholder of certain of our mainland subsidiaries such as Baidu Online, was incorporated, does not have such a tax treaty with mainland China.

Hong Kong, where Baidu (Hong Kong) Limited, our wholly owned subsidiary and the sole shareholder of certain of our mainland China subsidiaries such as Baidu Times and Baidu China, was incorporated, has a tax arrangement with mainland China that provides for a lower withholding tax rate of 5% on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the mainland China enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. However, pursuant to Circular on Issues Concerning Implementing Dividend Clauses of Tax Treaties, or SAT Circular 81, issued by the State Administration of Taxation in February 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from the reduced withholding tax rate on dividends due to a structure or arrangement designed for the primary purpose of obtaining favorable tax treatment, the PRC tax authorities may adjust the preferential tax treatment. Moreover, pursuant to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, or SAT Circular 9, issued by the State Administration of Taxation in February 2018, which became effective from April 1, 2018 and superseded the SAT Circular 601 issued by the State Administration of Taxation in October 2009, a resident of a contracting state will not qualify for the benefits under the tax treaties or arrangements, if it is not the “beneficial owner” of the dividend, interest and royalty income. According to SAT Circular 9, a “beneficial owner” is required to have ownership and the right to dispose of the income or the rights and properties giving rise to the income, and generally engage in substantive business activities. An agent or conduit company will not be regarded as a “beneficial owner” and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up primarily for the purpose of evading or reducing taxes or transferring or accumulating profits. In addition, pursuant to Bulletin on Administrative Measures on Treaties Benefit for Non-resident Taxpayers, or SAT Circular 35, issued by the State Administration of Taxation in October 2019, non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises may, if they determine by self-assessment that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply for the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-filing examinations by the relevant tax authorities.

In 2020, certain of our mainland China subsidiaries have declared and distributed profits earned to Baidu (Hong Kong) Limited, the dividend payments are subject to withholding tax. We have made tax provisions based on the corresponding tax rate. If our mainland China subsidiaries further declare and distribute profits earned after January 1, 2008 to us in the future, the dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For the potential distributable profits to be distributed to our qualified Hong Kong incorporated subsidiary, the deferred tax liabilities are accrued at a 5% withholding tax rate. For more information on related risks, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—If our mainland China subsidiaries declare and distribute dividends to their respective offshore parent companies, we will be required to pay more taxes, which could have a material and adverse effect on our result of operations.”

Tax Residence

Under the EIT Law and its implementation rules, an enterprise established outside of mainland China with “de facto management body” within mainland China is considered a resident enterprise and will be subject to the EIT at the rate of 25% on its worldwide income. The term “de facto management body” refers to “the establishment that exercises substantial and overall management and control over the production, business, personnel, accounts and properties of an enterprise.” Pursuant to SAT Circular 82, issued by the State Administration of Taxation in April 2009, an overseas registered enterprise controlled by a mainland China company or a mainland China company group will be classified as a “resident enterprise” with its “de facto management body” located within mainland China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations are mainly located in mainland

China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies located in mainland China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in mainland China; and (iv) no less than half of the enterprise’s directors or senior management with voting rights reside in mainland China. The State Administration of Taxation issued additional rules to provide more guidance on the implementation of SAT Circular 82 in July 2011, and issued an amendment to SAT Circular 82 delegating the authority to its provincial branches to determine whether a Chinese-controlled overseas-incorporated enterprise should be considered a mainland China resident enterprise, in January 2014. Although the SAT Circular 82, the additional guidance and its amendment only apply to overseas registered enterprises controlled by mainland China enterprises and not those controlled by mainland China individuals or foreigners, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by mainland China enterprises, individuals or foreigners.

If our offshore entities are deemed mainland China resident enterprises, these entities may be subject to the EIT at the rate of 25% on their global incomes, except that the dividends distributed by our mainland China subsidiaries may be exempt from the EIT to the extent such dividends are deemed “dividends among qualified resident enterprises.” For more information on related risks, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be deemed a mainland China resident enterprise under the EIT Law, which could subject us to mainland China’s taxation on our global income, and which may have a material and adverse effect on our results of operations.”

Should our offshore entities be deemed as mainland China resident enterprises, such changes could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Mainland China VAT in Lieu of Business Tax

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

Mainland China Urban Maintenance and Construction Tax and Education Surcharge

Any entity, foreign-invested or purely domestic, or individual that is subject to consumption tax, VAT is also required to pay mainland China urban maintenance and construction tax. The rates of urban maintenance and construction tax are 7%, 5% or 1% of the amount of consumption tax and VAT actually paid depending on where the taxpayer is located. All entities and individuals who pay consumption tax and VAT are also required to pay education surcharge at a rate of 3%, and local education surcharges at a rate of 2%, of the amount of VAT and consumption tax actually paid.

Impact of COVID-19 On Our Operations

The COVID-19 pandemic has had, and, together with any subsequent outbreaks driven by new variants of COVID-19, may continue to have, a significant impact on our operations and financial results. The potential downturn brought by and the duration of the COVID-19 pandemic may be difficult to assess or predict where actual effects will depend on many factors beyond our control. The extent to which the COVID-19 pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. In 2020, our operations were significantly affected by the COVID-19 pandemic. Our online marketing revenues declined compared to the prior period mainly due to weakness in online marketing demand as our customers in certain industries are negatively impacted by COVID-19. Our online marketing services gradually recovered in 2021, underpinned by improved advertiser sentiment, following the effective control of the domestic outbreaks, the resumption of business activities and the gradual recovery of the general economy in China. Our online marketing revenues in 2022 declined from 2021 primarily due to the resurgence of COVID-19 in certain cities in China. In addition, increased market volatility has contributed to larger fluctuations in the valuation of our equity investments. China began to modify its COVID control policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There remains uncertainty as to the future impact of the virus. The extent to which the COVID-19 pandemic impacts our long-term results will depend on future developments which are highly uncertain, unpredictable and beyond our control, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future governmental actions that may be taken in response to these developments, and measures to stimulate the general economy to improve business condition especially for SMEs. As a result, certain of our estimates and assumptions, including the allowance for credit losses, the valuation of certain debt and equity investments, long-term investments, content assets and long-lived assets subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to our current estimates in future periods. See also “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We face risks related to health epidemics, severe weather conditions and other outbreaks.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in millions)
Consolidated Statements of Comprehensive Income Data
Revenues:
Online marketing services	72,840	80,695	74,711	10,832
Others	34,234	43,798	48,964	7,099

Total revenues	107,074	124,493	123,675	17,931

Operating costs and expenses(1):
Cost of revenues	55,158	64,314	63,935	9,269
Selling, general and administrative	18,063	24,723	20,514	2,975
Research and development	19,513	24,938	23,315	3,380

Total operating costs and expenses	92,734	113,975	107,764	15,624

Operating profit	14,340	10,518	15,911	2,307

Total other income (loss), net	8,750	260	(5,799)	(841)

Income before income taxes	23,090	10,778	10,112	1,466

Income taxes	4,064	3,187	2,578	374

Net income	19,026	7,591	7,534	1,092

Less: Net loss attributable to non-controlling interests	(3,446)	(2,635)	(25)	(4)

Net income attributable to Baidu, Inc.	22,472	10,226	7,559	1,096

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in millions)
(1) Share-based compensation expenses are allocated in operating costs and expenses as follows:
Cost of revenues	360	399	409	59
Selling, general and administrative	1,897	1,840	1,750	253
Research and development	4,471	4,817	4,629	672

Total	6,728	7,056	6,788	984

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Consolidated revenues. Our total revenues in 2022 were RMB123.7 billion (US$17.9 billion), decreasing by 1% from 2021.

Our online marketing revenues for Baidu Core in 2022 were RMB69.5 billion (US$10.1 billion), decreasing by 6% from 2021 primarily due to the resurgence of COVID-19 in certain cities in China.

Our online marketing revenues for iQIYI in 2022 were RMB5.3 billion (US$773 million), decreasing by 25% from 2021, as a result of the challenging macroeconomic environment, pandemic resurgence, and iQIYI’s strategy leading to a fewer number of variety shows launched.

Other revenues in 2022 were RMB49.0 billion (US$7.1 billion), increasing by 12% from 2021, mainly driven by cloud and other AI-powered businesses. For a detailed description, see “—Segment Revenues.”

Consolidated operating costs and expenses. Our total operating costs and expenses decreased by RMB6.2 billion, or 5%, from RMB114.0 billion in 2021 to RMB107.8 billion (US$15.6 billion) in 2022.

Cost of Revenues. Our cost of revenues decreased by RMB379 million from RMB64.3 billion in 2021 to RMB 63.9 billion (US$9.3 billion) in 2022, primarily due to the following factors:

•	A decrease of RMB4.1 billion in content costs, which related to less recorded expense of produced content and licensed copyrights.

•	An increase of RMB1.1 billion in traffic acquisition costs, as a result of the increase in traffic and average unit price.

•	An increase of RMB1.1 billion in bandwidth costs and depreciation costs, which related to development of AI cloud business.

•

An increase of RMB1.5 billion in other operational cost, which mainly included an increase of cost of goods sold and other costs related to new AI business of RMB514 million, an increase of RMB406 million in sales tax and surcharges and an increase of RMB365 million in salaries and benefits and staff-related expense.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by RMB4.2 billion from RMB24.7 billion in 2021 to RMB20.5 billion (US$3.0 billion) in 2022, primarily due to a decrease in channel spending, promotional marketing and personnel-related expenses.

Research and Development Expenses. Our research and development expenses decreased by RMB1.6 billion from RMB24.9 billion in 2021 to RMB23.3 billion (US$3.4 billion) in 2022, primarily due to a decrease in personnel related expenses.

Operating profit. As a result of the foregoing, we generated an operating profit of RMB15.9 billion (US$2.3 billion) in 2022, a 51% increase from RMB10.5 billion in 2021.

Total other loss, net. Our total other loss, net was RMB5.8 billion (US$ 841 million) in 2022, which mainly included fair value losses of RMB3.9 billion and impairment losses of RMB3.0 billion from long-term investments. Our total other income, net was RMB260 million in 2021, which included fair value gains of RMB 3.1 billion and impairment losses of RMB 4.3 billion from long-term investments.

Income taxes. Our income tax expense was RMB2.6 billion (US$374 million) in 2022, representing a 19% decrease from RMB3.2 billion in 2021, primarily due to deferred tax benefit recognized on fair value loss of long-term investments in 2022 whereas deferred tax expense recognized on fair value gain of long-term investments in 2021.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. decreased from RMB10.2 billion in 2021 to RMB7.6 billion (US$1.1 billion) in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Consolidated revenues. Our total revenues in 2021 were RMB124.5 billion, increasing by 16% from 2020.

Our online marketing revenues for Baidu Core in 2021 were RMB73.9 billion, increasing by 12% from 2020.

Our online marketing revenues for iQIYI in 2021 were RMB7.1 billion, increasing by 4% from 2020.

Other revenues in 2021 were RMB43.8 billion, increasing by 28% from 2020. For a detailed description, see “—Segment Revenues.”

Consolidated operating costs and expenses. Our total operating costs and expenses increased by RMB21.3 billion, or 23%, from RMB92.7 billion in 2020 to RMB114.0 billion in 2021.

Cost of Revenues. Our cost of revenues increased by RMB9.1 billion from RMB55.2 billion in 2020 to RMB64.3 billion in 2021, primarily due to the following factors:

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

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by RMB6.6 billion from RMB18.1 billion in 2020 to RMB24.7 billion in 2021, primarily due to an increase in channel spending, promotional marketing and personnel-related expenses and contingent loss pertaining to legal proceeding involving former advertising agencies.

Research and Development Expenses. Our research and development expenses increased by RMB5.4 billion from RMB19.5 billion in 2020 to RMB24.9 billion in 2021, primarily due to an increase in personnel-related expenses.

Operating profit. As a result of the foregoing, we generated an operating profit of RMB10.5 billion in 2021, a 27% decrease from RMB14.3 billion in 2020.

Total other income, net. Our total other income, net was RMB260 million in 2021, which included a fair value gain of RMB 3.1 billion and an impairment loss of RMB 4.3 billion from long-term investments. Our total other income, net was RMB8.8 billion in 2020, which included fair value gain of RMB11.6 billion from long-term investments and an impairment loss of RMB 2.6 billion from long-term investments.

Income taxes. Our income tax expense was RMB3.2 billion in 2021, compared to RMB4.1 billion in 2020, primarily due to a decrease in profit before tax and an increase in deduction on certain expenses that were previously considered non-deductible.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. decreased from RMB22.5 billion in 2020 to RMB10.2 billion in 2021.

Segment Revenues

The following table sets forth our revenues by segment and the year-over-year change rate for the periods indicated, with each segment revenues including inter-segment revenues:

	Year ended December 31,
	2020	2021		2022
	RMB	RMB	YoY%	RMB	US$	YoY%

		(In millions, except percentages)
Baidu Core
Online marketing services	66,283	73,919	12	69,522	10,080	(6)
Cloud services	9,173	15,070	64	17,721	2,569	18
Others	3,228	6,174	91	8,188	1,187	33

Subtotal	78,684	95,163	21	95,431	13,836	0

iQIYI
Online advertising services	6,822	7,067	4	5,332	773	(25)
Membership services	16,491	16,714	1	17,711	2,568	6
Content distribution	2,660	2,856	7	2,470	358	(14)
Others	3,734	3,917	5	3,485	505	(11)

Subtotal	29,707	30,554	3	28,998	4,204	(5)

Intersegment eliminations	(1,317)	(1,224)	(7)	(754)	(109)	(38)

Total revenue	107,074	124,493	16	123,675	17,931	(1)

Baidu Core.

2022 compared to 2021

Baidu Core revenue was RMB95.4 billion (US$13.8 billion) in 2022, which is basically flat from RMB95.2 billion in 2021.

Our online marketing revenues of Baidu Core in 2022 were RMB69.5 billion (US$10.1 billion), decreasing by RMB4.4 billion, or 6%, compared to RMB73.9 billion in 2021, primarily due to the resurgence of COVID-19 in certain cities in China.

The number of our active online marketing customers decreased from approximately 535,000 in 2021 to approximately 520,000 in 2022, and the average revenue per customer decreased from approximately RMB138,000 in 2021 to approximately RMB134,000 (US$19,000) in 2022. The decrease was primarily due to the resurgence of COVID-19 in certain cities in China.

Revenue from Baidu cloud services and others are included in “Other revenue” in the statements of comprehensive income.

Our cloud services revenue of Baidu Core in 2022 were RMB17.7 billion (US$2.6 billion), increasing by RMB2.6 billion, or 18%, compared to RMB15.1 billion in 2021, mainly due to increase in scale for both IaaS and cloud solution projects, standardizing AI cloud solutions and applications for scale, and increase in subscription for personal cloud service.

Baidu Core’s other revenues in 2022 were RMB8.2 billion (US$1.2 billion), increasing by RMB2.0 billion, or 33%, compared to RMB6.2 billion in 2021.

2021 compared to 2020

Baidu Core revenue was RMB95.2 billion in 2021, increasing by RMB16.5 billion, or 21%, from RMB78.7 billion in 2020.

Our online marketing revenues of Baidu Core in 2021 were RMB73.9 billion, increasing by RMB7.6 billion, or 12%, compared to RMB66.3 billion in 2020, primarily due to an increase of service demand from our customers in industries, including healthcare, entertainment and media, business services and local services. The increased demand in 2021 benefited from effective control of COVID-19 outbreaks and work resumption in mainland China in 2021.

The number of our active online marketing customers increased from approximately 505,000 in 2020 to approximately 535,000 in 2021, and the average revenue per customer increased slightly from approximately RMB131,300 in 2020 to approximately RMB138,000 in 2021. The increase was primarily due to effective control of COVID-19 outbreaks in mainland China.

Revenue from Baidu cloud services and others are included in “Other revenue” in the statements of comprehensive (loss) income.

Our cloud services revenue of Baidu Core in 2021 were RMB15.1 billion, increasing by RMB5.9 billion, or 64%, compared to RMB9.2 billion in 2020, mainly due to increases in enterprise and public sector cloud solutions.

Baidu Core’s other revenues in 2021 were RMB6.2 billion, increasing by RMB3.0 billion, or 91%, compared to RMB3.2 billion in 2020.

iQIYI

2022 compared to 2021

iQIYI revenue was RMB29.0 billion (US$4.2 billion) in 2022, decreasing by RMB1.6 billion, or 5%, from RMB30.6 billion in 2021.

iQIYI online advertising services revenue are included in “Online marketing revenue” in the consolidated statements of comprehensive (loss) income.

iQIYI’s online advertising revenues in 2022 were RMB5.3 billion (US$773 million), decreasing by RMB1.8 billion, or 25%, from RMB7.1 billion in 2021, as a result of the challenging macroeconomic environment, pandemic resurgence, and fewer number of variety shows being launched. Average brand advertising revenue per brand advertiser decreased by 21.4% from RMB4.9 million in 2021 to RMB3.8 million (US$0.6 million) in 2022. iQIYI track the average brand advertising revenue per brand advertiser as a key indicator to evaluate advertising services business and adapt sales strategy, advertisement solutions and content scheduling accordingly.

Revenue from iQIYI membership services, content distribution, and others are included in “Other revenue” in the statements of comprehensive (loss) income.

Membership revenue of iQIYI in 2022 were RMB17.7 billion (US$2.6 billion), increasing by RMB1.0 billion, or 6%, from RMB16.7 billion in 2021. The average daily number of total subscribing members in 2022 was 103.1 million, as compared to 101.6 million in 2021. The average daily number of subscribing members excluding individuals with trial memberships was 102.4 million in 2022, as compared to 100.7 million in 2021. In addition, average revenue per membership during a month, or monthly ARM, in 2022 increased by 4.4% to RMB14.31, as compared to RMB13.71 in 2021. iQIYI tracks the number of average daily subscribing members and monthly ARM as key indicators for membership revenue growth, and has been cultivating users’ willingness to pay. iQIYI is dedicated to providing more premium content through diversified approaches, as it did in the past by launching theme-based drama theaters, members only content and the PVOD mode, to expand its subscribing member base, nurture members’ willingness to pay and diversify its routes to membership monetization to drive membership services revenue.

iQIYI content distribution revenue decreased by RMB386 million, or 14%, from RMB2.9 billion in 2021 to RMB2.5 billion (US$358 million) in 2022, primarily attributable to the decrease in barter transactions during the year.

iQIYI other revenue for iQIYI in 2022 were RMB3.5 billion (US$505 million), decreasing by RMB432 million, or 11%, from RMB3.9 billion in 2021, primarily due to the deterioration of performance in various business lines and the adjustment in business operation model of certain business lines, partially offset by the revenue derived from third-party cooperation.

2021 compared to 2020.

iQIYI revenue was RMB30.6 billion in 2021, increasing by RMB847 million, or 3%, from RMB29.7 billion in 2020.

iQIYI online advertising services revenue are included in “Online marketing revenue” in the consolidated statements of comprehensive (loss) income.

iQIYI’s online advertising revenues in 2021 were RMB7.1 billion, increasing by RMB245 million, or 4%, from RMB6.8 billion in 2020, as a result of a rebound of advertisers’ budgets as well as an increase of the number of our brand advertisers. Average brand advertising revenue per brand advertiser decreased by 25.8% from RMB6.6 million in 2020 to RMB4.9 million in 2021.

Revenue from iQIYI membership services, content distribution, and others are included in “Other revenue” in the statements of comprehensive (loss) income.

Membership revenue of iQIYI in 2021 were RMB16.7 billion, increasing by RMB223 million, or 1%, from RMB16.5 billion in 2020. The average daily number of subscribing members in 2021 was 101.6 million, as compared to 110.3 million in 2020. The average daily number of subscribing members excluding individuals with trial memberships was 100.7 million in 2021, as compared to 109.4 million in 2020. In addition, average revenue per membership during a month, or monthly ARM, in 2021 increased by 10.0% to RMB13.71, as compared to RMB12.46 in 2020.

iQIYI content distribution revenue increased by RMB196 million, or 7%, from RMB2.7 billion in 2020 to RMB2.9 billion in 2021, primarily attributable to increased content titles distributed to other platforms during 2021.

iQIYI other revenue for iQIYI in 2021 were RMB3.9 billion, increasing by RMB183 million, or 5%, from RMB3.7 billion in 2020, as a result of iQIYI’s strong performance across various vertical business lines, such as live streaming, talent agency and box office performance of iQIYI’s original movies, especially Break Through the Darkness, which was screened in theaters in May 2021.

Segment Operating Costs and Expenses

The following table sets forth our operating costs and expenses by segment and the year-over-year change rate for the periods indicated, with each segment operating costs and expenses including inter-segment costs and expenses:

	Year ended December 31,
	2020	2021		2022
	RMB	RMB	YoY%	RMB	US$	YoY%

	(In millions, except percentages)
Operating Costs and Expenses:
Baidu Core	58,146	80,021	38	80,897	11,729	1
iQIYI	35,748	35,033	(2)	27,686	4,014	(21)

Baidu Core. Operating costs and expenses of Baidu Core mainly consist of personnel-related costs, traffic acquisition costs, marketing and promotion spending, depreciation expenses, costs of goods sold, content costs, bandwidth cost and other costs related to new AI business.

Cost of revenues. The cost of revenues of Baidu Core increased by 12% from RMB37.8 billion in 2021 to RMB42.4 billion (US$6.1 billion) in 2022, primarily due to an increase in traffic acquisition costs, bandwidth costs, depreciation costs, cost of goods sold and other costs related to the new AI business, personnel-related costs and content costs.

The cost of revenues of Baidu Core increased by 33% from RMB28.4 billion in 2020 to RMB37.8 billion in 2021, primarily due to an increase in content costs, traffic acquisition costs, bandwidth costs, cost of goods sold and other costs related to new AI business.

Selling, general and administrative expenses. The selling, general and administrative expenses of Baidu Core decreased by 15% from RMB20.0 billion in 2021 to RMB17.1 billion (US$2.5 billion) in 2022, primarily due to a decrease in channel spending and promotional marketing expenses.

The selling, general and administrative expenses of Baidu Core increased by 55% from RMB12.9 billion in 2020 to RMB20.0 billion in 2021, primarily due to an increase in channel spending, promotional marketing and personnel-related expenses and contingent loss pertaining to legal proceedings involving former advertising agencies.

Research and development expenses. The research and development expenses of Baidu Core decreased by 3% from RMB22.1 billion in 2021 to RMB21.4 billion (US$3.1 billion) in 2022, primarily due to a decrease of personnel-related expenses.

The research and development expenses of Baidu Core increased by 31% from RMB16.8 billion in 2020 to RMB22.1 billion in 2021, primarily due to an increase in personnel-related expenses.

iQIYI. Operating costs and expenses of iQIYI mainly consist of content costs, personnel-related costs, bandwidth costs, marketing and promotion spending, and payment platform charges.

Cost of revenues. The cost of revenues of iQIYI decreased by 19% from RMB27.5 billion in 2021 to RMB22.3 billion (US$3.2 billion) in 2022, primarily due to a decrease in content costs.

The cost of revenues of iQIYI decreased by 1% from RMB27.9 billion in 2020 to RMB27.5 billion in 2021, primarily due to the decrease in bandwidth costs.

Selling, general and administrative expenses. The selling, general and administrative expenses of iQIYI decreased by 27% from RMB4.7 billion in 2021 to RMB3.5 billion (US$503 million) in 2022, primarily due to disciplined marketing spending and a decline in personnel-related compensation expenses.

The selling, general and administrative expenses of iQIYI decreased by 9% from RMB5.2 billion in 2020 to RMB4.7 billion in 2021, primarily due to decrease in personal compensation expenses and reversal of credit losses.

Research and development expenses. The research and development expenses of iQIYI decreased by 32% from RMB2.8 billion in 2021 to RMB1.9 billion (US$275 million) in 2022, primarily due to a decrease in personnel-related expenses.

The research and development expenses of iQIYI increased by 4% from RMB2.7 billion in 2020 to RMB2.8 billion in 2021, primarily due to non-recurring personnel-related expenses associated with the optimization of organizational structure in 2021.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in mainland China for 2020, 2021 and 2022 were 2.5%, 0.9% and 2.0%, respectively. The year-over-year percent change in the consumer price index for January 2021, 2022 and 2023 was a decrease of 0.3%, an increase of 0.9%, and an increase of 2.1%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The exchange rate between the U.S. dollar and the RMB has declined from RMB8.1056 per US$ in July 2005 to RMB6.8972 per US$ in December 2022. As of December 31, 2022, we recorded RMB1.3 billion (US$192 million) of net foreign currency translation loss in accumulated other comprehensive (loss) income as a component of shareholders’ equity. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China— Fluctuation in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

For the Mainland China film group, we use a discounted cash flow approach to estimate the fair value, which requires the use of inputs such as the forecasted future revenues, costs and operating expenses attributable to the film group and the discount rate. Our estimates of these inputs require subjective management judgment and are inherently uncertain. The fair value information is sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented. The quantitative impairment assessment we performed with the assistance of a third-party valuation firm as of December 31, 2022 indicated that the fair value of our PRC film group is in excess of their carrying value and, therefore, did not result in an impairment.

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

Consolidation of Variable Interest Entities

In order to comply with the laws and regulations of mainland China limiting foreign ownership of or imposing conditions on internet content services, value-added telecommunication-based services, online audio and video services, and mobile application distribution businesses, we operate our websites and conduct our internet content services, value-added telecommunication-based services, online audio and video services, and mobile application distribution businesses through the variable interest entities in mainland China by means of contractual arrangements. We have entered into certain exclusive agreements with the variable interest entities directly or through our subsidiaries, which obligate us to absorb losses of the variable interest entities’ that could potentially be significant to the variable interest entities or entitle the primary beneficiaries to receive economic benefits from the variable interest entities that could potentially be significant to the variable interest entities. In addition, we have entered into certain agreements with the variable interest entities and the nominee shareholders of variable interest entities directly or through our subsidiaries, which enable us to direct the activities that most significantly affect the economic performance of the variable interest entities. Based on these contractual arrangements, we consolidate the variable interest entities as required by ASC Topic 810, Consolidation, because we hold the variable interests of the variable interest entities directly or through the subsidiaries, which are the primary beneficiaries of the variable interest entities. We will reconsider the initial determination of whether a legal entity is a variable interest entity upon certain events listed in ASC 810-10-35-4 occurring. We will also continuously reconsider whether we are the primary beneficiaries of the variable interest entities as facts and circumstances change. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

Segment Reporting

As of December 31, 2020, 2021 and 2022, we had two reportable segments, Baidu Core and iQIYI. Baidu Core mainly provides search-based, feed-based, and other online marketing services, as well as products and services from our new AI initiatives. iQIYI is an online entertainment service provider that offers original, professionally produced and partner-generated content on its platform. In early April 2018, iQIYI completed its initial public offering (“IPO”) on the Nasdaq Global Market.

Our chief executive officer, who has been identified as the chief operating decision marker, (“CODM”), reviews the operating results of Baidu Core and iQIYI, to allocate resources and assess our performance. Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC Topic 280, Segment Reporting.

Revenue Recognition

Our revenues are derived principally from online marketing service and others. Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Revenue is recorded net of valued added taxes (“VAT”).

Our revenue recognition policies by types are as follows:

(1)	Online marketing services

Performance-based online marketing services

Our auction-based P4P platform enables customers to bid for priority placement of paid sponsored links and reach users who search for information related to their products or services. P4P online marketing customers can choose from search-based and feed-based online marketing services, and select criteria for their purchase, such as daily spending limit and user profile targeted, including, but not limited to, users from specific regions in mainland China and users online during a specific time period. Revenue is recognized when all of the revenue recognition criteria are met, which is generally when a user clicks on one of the customer-sponsored links or feed-based marketing.

To the extent we provide online marketing services based on performance criteria other than cost-per-click, such as the number of downloads (and user registration) of mobile apps and the pre-determined ratios of completed transaction volumes, revenue is recognized when the specified performance criteria are met along with the satisfaction of other applicable revenue recognition criteria.

Baidu Union online marketing services

Baidu Union is a program through which we expand distribution of its customers’ sponsored links or advertisements by leveraging the traffic of Baidu Union partners’ online properties. We acquire traffic from Baidu Union partners and are responsible for service fulfillment, pricing and bearing inventory risks. The services which we provided to customers through Baidu Union partners’ online properties include cost-per-click (“CPC”), other performance-based online marketing services and online display advertising services. These services are provided in the same way to customers as those through Baidu’s own platforms or properties. As principal, our company recognizes revenue from Baidu Union on a gross basis. Payments made to Baidu Union partners are recorded as traffic acquisition costs, which are included in “Cost of revenues” in the consolidated statements of comprehensive (loss) income.

Online display advertising services

We provide online display advertising services to our customers by integrating text description, image and/or video, and displaying the advertisement in the search result, in Baidu Feed or on other properties. We recognize revenue on a pro rata basis over the contractual term for cost per time advertising arrangements, commencing on the start date of the display advertisement, or based on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements.

Collection

Certain customers of online marketing services are required to pay a deposit before using our services and are sent automated reminders to replenish their accounts when the balance falls below a designated amount. The deposits received are recorded as “Customer deposits and deferred revenue” on the consolidated balance sheets. The amounts due to us are deducted from the deposited amounts when users click on the paid sponsored links in the search results or other performance criteria have been satisfied. In addition, we offer payment terms to some customers based on their historical marketing placements and credibility. In addition, we offer payment terms to third-party agents and advertisers based on their historical marketing placements and credibility, consistently with industry practice.

Payment terms and conditions vary by customer and are based on the billing schedule established in our contracts or purchase orders with customers, but we generally provide credit terms to customers within one year; therefore, we have determined that our contracts do not include a significant financing component.

Sales incentives

We provide sales incentives to third-party agents, which are identified as customers, that entitle them to receive price reduction on the online marketing services by meeting certain cumulative consumption requirements. We account for these incentives granted to customers as variable consideration and net them against revenue. The amount of variable consideration is measured based on the expected value of incentives to be provided to customers.

(2)	Others

Video Membership services

We offer membership services to subscribing members with various privileges, which primarily include access to exclusive and ad-free streaming of premium content 1080P/4K high definition video, Dolby Audio, and accelerated downloads and others. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as “Customer deposits and deferred revenue” and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from subscribing members for on-demand content purchases and early access to premium content. We are the principal in our relationships where partners, including consumer electronics manufacturers (TVs and cell phones), mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as we retain control over its service delivery to its subscribing members. Typically, payments made to the partners, are recorded as “Cost of revenues.” For the sale of the right to other membership services through strategic cooperation with other parties, we recognize revenue on a net basis when we do not control the specified services before they are transferred to the customer.

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

We also enter into nonmonetary transactions to exchange online broadcasting rights of content assets with other online video broadcasting companies from time to time. The exchanged content assets provide rights for each party to broadcast the content assets received on its own platform only. Each transferring party retains the right to continue broadcasting the exclusive content on its own platform and/or sublicense the rights to the content it surrendered in the exchange. We account for these nonmonetary exchanges based on the fair value of the asset received. Barter sublicensing revenue are recognized in accordance with the same revenue recognition criteria above. We estimate the fair value of the content assets received using a market approach based on various factors, including the purchase price of similar non-exclusive and/or exclusive contents, broadcasting schedule, cast and crew, theme, popularity, and box office. The transaction price of barter transaction revenues is calculated on the individual content asset basis. For a significant barter sublicensing transaction, we further review the fair value by analyzing against the cost of the content assets bartered out and/or engages a third-party valuation firm to assess the reasonableness of its fair value. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive content assets.

Cloud services

We provide enterprise and public sector cloud services and personal cloud services, generally on either a subscription or consumption basis. For enterprise and public sector cloud services, we offer a full suite of cloud services and solutions, including IaaS (infrastructure as a service), PaaS (platform as a service) and SaaS (software as a service). For personal cloud services, we offer Baidu Drive membership services provided to individual customers. Revenue related to enterprise and public sector cloud services provided on a subscription basis is recognized ratably over the contract period. Revenue related to enterprise and public sector cloud services provided on a consumption basis, such as the amount of storage used in a period, is recognized based on the customer’s utilization of such resources. Revenue related to personal cloud services is recognized ratably over the membership period as services are rendered and the receipt of membership fees for services to be delivered over a period of time is initially recorded as “Customer deposits and deferred revenue.”

We provide cloud solutions for our customers in specific industries, such as smart transportation, finance, manufacturing, energy, telecom and media. Revenue related to cloud solutions which mainly include integrated hardware, software licensing and installation service, is recognized over time if one of the following criteria is met: (i) the customer simultaneously receives and consumes the benefits as we perform; (ii) our performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (iii) the asset delivered has no alternative use and we have an enforceable right to payment for performance completed to date. Otherwise, revenue is recognized at a point in time when a customer obtains control of a promised asset or service and we satisfy our performance obligation.

Baidu Apollo Auto Solutions

Revenue related to Baidu Apollo auto solutions (Apollo Self-Driving Services and DuerOS for Auto), which mainly includes software licensing revenues are recognized when earned in accordance with the terms of the underlying agreement. Generally, revenue is recognized at a point in time when the intellectual property is made available for the customer’s use and benefit.

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

Other revenue recognition related policies

For arrangements that include multiple promised goods or services, primarily for advertisements to be displayed in different spots, placed under different forms and displayed at different times and cloud services and Baidu Apollo auto solutions, which mainly include integrated hardware, software licensing and installation services, we would evaluate all of the performance obligations in the arrangement to determine whether each performance obligation is distinct. For arrangements with multiple distinct performance obligations, each distinct performance obligation is separately accounted for and the total consideration is allocated to each performance obligation based on their relative standalone selling price at contract inception. We generally determine standalone selling prices based on the prices charged to customers on a standalone basis or estimates it using an expected cost plus margin approach. For arrangement with multiple components that are not distinct within the context of the contract because they are considered highly interdependent and the customer can only benefit from these promised goods or services in conjunction with one another, we account for them as one performance obligation.

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

Contract assets and contract liabilities

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

Long-term investments

Our long-term investments consist of equity method investments, equity investments with readily determinable fair value, equity investments without readily determinable fair value, equity investments in private equity funds, other investments accounted for at fair value and available-for-sale debt investments.

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

In accordance with ASC Subtopic 946-320, Financial Services—Investment Companies, Investments—Debt and Equity Securities, we account for long-term equity investments in unlisted companies held by consolidated investment companies at fair value. These investments were initially recorded at their transaction price net of transaction costs, if any. Fair values of these investments are re-measured at each reporting date in accordance with ASC 820.

Available-for-sale debt investments are convertible debt instruments issued by private companies and investments in preferred shares that are redeemable at our option, which are measured at fair value. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive (loss) income.

Long-term time deposit and held-to-maturity investments

Long-term time deposits and held-to-maturity securities were mainly deposits in commercial banks with maturities of greater than one year and wealth management products issued by commercial banks and other financial institutions.

Investments in debt securities that we have positive intent and ability to hold to maturity are classified as held-to-maturity investments and stated at amortized cost less allowance for credit losses.

Licensed Copyrights, net

Licensed copyrights consist of professionally-produced content such as films, television series, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by us in accordance with the conditions of the license agreement and the content is available for its first showing on our platforms. Licensed copyrights are presented on the consolidated balance sheets as current and non-current, based on estimated time of usage.

Our licensed copyrights include the right to broadcast and in some instances, the right to sublicense. The broadcasting right, refers to the right to broadcast the content on its own platforms and the sublicensing right, refers to the right to sublicense the underlying content to external parties. When licensed copyrights include both broadcasting and sublicensing rights, the content costs are allocated to these two rights upon initial recognition, based on the relative proportion of the estimated total revenues that will be generated by each right over its estimated useful lives.

For the right to broadcast the contents on its own platforms that generates online advertising and membership services revenues, based on factors including historical and estimated future viewership patterns, the content costs are amortized using an accelerated method by content categories over the shorter of each content’s contractual period or estimated useful lives within ten years, beginning with the month of first availability. Content categories accounting for most of our content include newly released drama series, newly released movies, animations, library drama series and library movies. Estimates of future viewership consumption patterns and estimated useful lives are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization patterns are accounted for as a change in accounting estimate prospectively in accordance with ASC Topic 250, Accounting Changes and Error Corrections (“ASC 250”).

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

As of December 31, 2022, we had RMB185.3 billion (US$26.9 billion) in cash, cash equivalents, restricted cash and short-term investments, and the variable interest entities had RMB8.6 billion (US$1.2 billion) of cash, cash equivalents, restricted cash, and short-term investments. The cash and cash equivalents consist of cash on hand and investments in interest bearing demand deposit accounts, time deposits, money market funds and other liquid investments which have original maturities of three months or less. The restricted cash primarily consists of amounts deposited and held in escrow for the acquisition of YY live which has not been closed yet. The short-

term investments primarily consist of fixed-rate and adjustable-rate debt investments with original maturity of less than one year.

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

Historically, there was substantial doubt regarding iQIYI’s ability to continue as a going concern as it did not have sufficient funds without securing additional financing to repurchase all or a significant portion of its outstanding 2025 convertible notes if redeemed by noteholders on April 1, 2023. iQIYI has implemented plans and improved its financial position by reducing discretionary capital expenditures and operational expenses and raising additional financing. For example, in March 2022, iQIYI issued ordinary shares for a total cash purchase price of US$285 million in a private placement transaction. In December 2022, iQIYI issued US$500 million convertible senior notes due January 2028 to PAG for cash. In February 2023, iQIYI issued to PAG an additional US$50 million principal amount of the iQIYI PAG Notes upon PAG’s exercise to subscribe for additional notes in full. In January 2023, iQIYI completed a registered follow-on public offering of ordinary shares in the form of ADSs and received net proceeds of US$500 million in aggregate. In March 2023, iQIYI completed an offering of US$600 million in aggregate principal amount of the iQIYI 2028 Convertible Notes. Concurrently with and shortly after the offering of the iQIYI 2028 Convertible Notes, iQIYI entered into separate individually and privately negotiated agreements with certain holders of the iQIYI 2026 Convertible Notes to repurchase US$340 million principal amount of such notes for cash. Based on the above actions, the substantial doubt about iQIYI’s ability to continue as a going concern has been resolved as of the date of iQIYI’s annual report for the year ended December 31, 2022. See also “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—iQIYI operates in a capital intensive industry and requires a significant amount of cash to fund its operations, content acquisitions and technology investments. If iQIYI cannot obtain sufficient capital, its business, financial condition and prospects may be materially and adversely affected.”

Furthermore, cash transfers from our mainland China subsidiaries to their parent companies outside of mainland China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our mainland China subsidiaries and the variable interest entities to remit sufficient foreign currency to pay dividends or other payments to their parent companies outside of mainland China or our company, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” As of December 31, 2022, our mainland China subsidiaries and the variable interest entities held RMB138.1 billion (US$20.0 billion) of cash, cash equivalents, restricted cash, and short-term investments, RMB579 million (US$84 million) of which were in the form of foreign currencies. As of December 31, 2022, we have made long-term loans in an aggregate principal amount of RMB19.1 billion (US$2.8 billion) to the nominee shareholders of the variable interest entities. As of the date of this annual report, we do not have any repayment schedule with respect to such loans to the nominee shareholders of the variable interest entities.

Equity financing

We raised from our global offering in connection with the listing in Hong Kong in March 2021 approximately US$3.1 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.

iQIYI raised an aggregate amount of US$285 million through private investments of ordinary shares in March 2022. iQIYI received net proceeds of US$500 million (equivalent to RMB3.4 billion) through a public offering of ordinary shares in the form of ADSs in January 2023.

Short-term loans

The total outstanding balance of our short-term loans as of December 31, 2020, 2021 and 2022 was RMB3.0 billion, RMB4.2 billion and RMB5.3 billion (US$775 million), respectively, which consisted of RMB denominated borrowings made by our subsidiaries from financial institutions in mainland China and were repayable within one year. The total outstanding balance of iQIYI’s short-term loans as of December 31, 2020, 2021 and 2022 was RMB3.0 billion, RMB4.1 billion and RMB3.3 billion (US$485 million), respectively. In 2022, Baidu Core borrowed RMB2.0 billion (US$290 million) one-year loans for its general working capital purposes.

As of December 31, 2020, 2021, and 2022, the repayments of the iQIYI’s short-term loans are primarily guaranteed by subsidiaries of iQIYI and collateralized either by an office building of one of iQIYI’s VIEs with a carrying amount of RMB548 million, RMB535 million and RMB522 million (US$76 million), respectively, or restricted cash balances totaling US$4 million, US$5 million and nil, respectively. Certain of iQIYI’s outstanding short-term loan agreements contain financial and other covenants, which depend on the financial position or performance of iQIYI’s subsidiaries, VIEs and VIEs’ subsidiaries. One of iQIYI’s VIEs did not satisfy certain financial covenants for 2022, based on which the commercial bank had the right to suspend the issuance of credit lines, and/or cause all outstanding amounts totaling RMB600 million (US$87 million) with original maturity dates in 2023 to be due and repayable immediately. On February 6, 2023, the commercial bank has waived its right to demand immediate repayment. Therefore, this did not constitute an event of default with respect to iQIYI’s convertible senior notes.

As of December 31, 2020, 2021 and 2022, the weighted average interest rates for the outstanding borrowings were 4.30%, 4.80% and 3.42%, respectively, and the aggregate amounts of unused lines of credit for short-term loans were RMB840 million, RMB2.8 billion and RMB2.6 billion (US$383 million), respectively.

Long-term loans

In April 2021, we entered into a five-year US$3.0 billion term and revolving facilities agreement with a group of 22 arrangers. The facilities consist of a US$1.5 billion five-year bullet maturity term loan and a US$1.5 billion five-year revolving facility. The facility was priced at 85 basis points over LIBOR and is intended for general corporate purposes. In June 2021, we drew down US$1.5 billion term loan and US$500 million revolving loan under the facility commitment. In connection with the drawdowns, we entered into two interest rate swap agreements, pursuant to which the loans would be settled with a fixed annual interest rate of 1.71% and 1.72%, during the respective term of the loans.

Debt securities issuances

We have conducted the following rounds of debt securities issuances, which remain outstanding as of the date of this annual report:

•

In June 2015, we issued an aggregate of US$750 million senior unsecured notes due in 2020 (“2020 Notes”), with stated annual interest rate of 3.000%, and an aggregate of US$500 million senior unsecured notes due in 2025 (“2025 Ten-year Notes”), with stated annual interest rate of 4.125%. The net proceeds from the sale of the notes were used for general corporate purposes. In June 2020, notes with carrying value of US$750 million were fully repaid when they became due. As of December 31, 2022, the total carrying value and estimated fair value were US$500 million and US$481 million, respectively, with respect to the 2025 Ten-year Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2022. We are not subject to any financial covenants or other significant restrictions under the notes. In 2022, we paid an aggregate of US$21 million in interest payments related to these notes.

•	In July 2017, we issued an aggregate of US$900 million senior unsecured notes due in 2022 (“2022 Five-year Notes”), with stated annual interest rate of 2.875%, and an aggregate of US$600 million senior unsecured notes due in 2027 (“2027 Ten-year Notes”), with stated annual interest rate of 3.625%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. In July 2022, the 2022 Five-year Notes were fully repaid when they became due. As of December 31, 2022, the total carrying value and estimated fair value were US$600 million and US$555 million, respectively, with respect to the 2027 Ten-year Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2022. We are not subject to any financial covenants or other significant restrictions under the notes. In 2022, we paid an aggregate of US$48 million in interest payments related to these notes.

•

In March 2018, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2023 (“2023 Notes”), with stated annual interest rate of 3.875%, and an aggregate of US$500 million senior unsecured notes due in 2028 (“2028 March Notes”), with stated annual interest rate of 4.375%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2022, the total carrying value and estimated fair value were US$1.0 billion and US$1.0 billion, respectively, with respect to the 2023 Notes, and US$500 million and US$471 million, respectively, with respect to the 2028 March Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2022. We are not subject to any financial covenants or other significant restrictions under the notes. In 2022, we paid an aggregate of US$61 million in interest payments related to these notes.

•

In November 2018, we issued an aggregate of US$600 million senior unsecured notes due in 2024 (“2024 November Notes”), with stated annual interest rate of 4.375%, and an aggregate of US$400 million senior unsecured notes due in 2028 (“2028 November Notes”), with stated annual interest rate of 4.875%. In December 2018, we issued an aggregate of US$250 million senior unsecured notes due in 2024 (“2024 December Notes”), with stated annual interest rate of 4.375%, which constitute a further issuance of, and be fungible with and be consolidated and form a single series with the 2024 November Notes. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2022, the total carrying value and estimated fair value were US$600 million and US$590 million, respectively, with respect to the 2024 November Notes, US$400 million and US$384 million, respectively, with respect to the 2028 November Notes, and US$250 million and US$246 million, respectively, with respect to the 2024 December Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2022. We are not subject to any financial covenants or other significant restrictions under the notes. In 2022, we paid an aggregate of US$57 million in interest payments related to these notes.

•

In April 2020, we issued an aggregate of US$600 million senior unsecured notes due in 2025 (“2025 Five-year Notes”), with stated annual interest rate of 3.075%, and an aggregate of US$400 million senior unsecured notes due in 2030 (“2030 April Notes”), with stated annual interest rate of 3.425%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2022, the total carrying value and estimated fair value were US$600 million and US$565 million, respectively, with respect to the 2025 Five-Year Notes, US$400 million and US$347 million, respectively, with respect to the 2030 April Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2022. We are not subject to any financial covenants or other significant restrictions under the notes. In 2022, we paid an aggregate of US$32 million in interest payments related to these notes.

•

In October 2020, we issued an aggregate of US$650 million senior unsecured notes due in 2026 (“2026 Notes”), with stated annual interest rate of 1.720%, and an aggregate of US$300 million senior unsecured notes due in 2030 (“2030 October Notes”), with stated annual interest rate of 2.375%. The net proceeds from the sale of the notes are to be used to repay existing indebtedness. As of December 31, 2022, the total carrying value and estimated fair value were US$650 million and US$576 million, respectively, with respect to the 2026 Notes, and US$300 million and

US$239 million, respectively, with respect to the 2030 October Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2022. We are not subject to any financial covenants or other significant restrictions under the notes. In 2022, we paid an aggregate of US$18 million in interest payments related to these notes.

•

In August 2021, we issued an aggregate of US$300 million senior unsecured notes due in 2027 (“2027 Five-year Notes”), with stated annual interest rate of 1.625%, and an aggregate of US$700 million senior unsecured notes due in 2031 (“2031 Notes”), with stated annual interest rate of 2.375%. The net proceeds from the sale of the notes are to be used for general corporate purposes, including repayment of certain existing indebtedness. As of December 31, 2022, the total carrying value and estimated fair value were US$300 million and US$257 million, respectively, with respect to the 2027 Five-year Notes, and US$700 million and US$548 million, respectively, with respect to the 2031 Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2022. We are not subject to any financial covenants or other significant restrictions under the notes. In 2022, we paid an aggregate of US$22 million in interest payments related to these notes.

Under the terms of the indentures governing the 2025 Ten-year Notes, the 2027 Ten-year Notes, the 2023 Notes and the 2028 March Notes, events of default include, among others, there occurring with respect to any of our indebtedness or indebtedness of our principal controlled entities, an event of default resulting in accelerated maturity or a failure to pay principal, interest or premium when due, and that the outstanding principal amount under payment default or accelerated maturity equals or exceeds the greater of US$100 million and 2.5% of our total equity. Under such indentures, principal controlled entities refer to entities as to which one or more of the following conditions is/are satisfied: (i) its total revenue or consolidated total revenue attributable to our company is at least 5% of our consolidated total revenue, (ii) its net profit or consolidated net profit attributable to our company is at least 5% of our consolidated net profit; or (iii) its net assets or consolidated net assets attributable to our company are at least 10% of our consolidated net assets. For example, iQIYI constitutes a principal controlled entity under such indentures.

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

If any such event of default were to take place, the holders of those notes may declare the principal of notes to be due and payable prior to the stated maturity. Under the terms of the indentures governing the various notes, a declaration of acceleration of the relevant series of notes will be automatically annulled if such event of default is remedied or cured by our company or any of our company’s principal controlled entities, in the case of the 2025 Ten-year Notes, the 2027 Ten-year Notes, the 2023 Notes and the 2028 March Notes, or our company, in the case of the 2024 November Notes, the 2024 December Notes, the 2028 November Notes, the 2025 Five-year Notes, the 2030 April Notes, the 2026 Notes, the 2030 October Notes, the 2027 Five-year Notes and the 2031 Notes, or waived by the holders of the relevant notes within 30 days after the declaration of acceleration with respect thereto and if the annulment of the acceleration of those notes would not conflict with any judgment or decree of a court of competent jurisdiction. As of December 31, 2022, there was no such event of default.

iQIYI convertible notes

iQIYI has conducted the following issuances of convertible notes, which remain outstanding as of the date of this annual report:

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

The holders may require iQIYI to repurchase all or portion of the iQIYI 2023 Convertible Notes for cash on December 1, 2021, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In 2021, iQIYI redeemed US$747 million aggregate principal amount of the 2023 Notes as requested by the holders. Following settlement of the repurchase, the repurchase amount which was fully accreted was derecognized and US$3 million (equivalent to RMB22 million) aggregate principal amount of the iQIYI 2023 Convertible Notes remained outstanding and was included in “Convertible senior notes, current portion” as of December 31, 2022 as it will mature on December 1, 2023.

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

Concurrently with and shortly after the offering of the iQIYI 2028 Convertible Notes, iQIYI also entered into separate and individually privately negotiated agreements with certain holders of the iQIYI 2026 Convertible Notes to repurchase US$340 million (equivalent to RMB2.3 billion) principal amount of such notes for cash.

•

On December 30, 2022, iQIYI issued US$500 million convertible senior notes (the “iQIYI PAG Notes”), pursuant to the definitive agreements entered with PAGAC IV-1 (Cayman) Limited, PAG Pegasus Fund LP and/or their affiliates (collectively, the “Investors”) in August 2022. The iQIYI PAG Notes are senior, secured obligations of iQIYI by certain collateral arrangements, and interest is payable quarterly in cash at a rate of 6.00% per annum on January 1, April 1, July 1 and October 1 of each year, beginning on April 1, 2023. The iQIYI PAG Notes will mature on the fifth anniversary of the issuance date unless redeemed, repurchased or converted prior to such date. In February 2023, iQIYI offered an additional US$50 million principal amount of the iQIYI PAG Notes simultaneously, pursuant to the Investors’ option to purchase additional notes.

The iQIYI PAG Notes will be convertible at the holder’s option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date and subject to the terms of the iQIYI PAG Notes, at an initial conversion rate of 216.9668 ADS per US$1,000 principal amount of the iQIYI PAG Notes (which is equivalent to an initial conversion price of approximately US$4.61 per ADS). Following a make-whole fundamental change that occurs prior to the maturity date, iQIYI will increase the conversion rate for a holder who elects to convert its notes in connection with such make-whole fundamental change.

Holders of the iQIYI PAG Notes have the right to require iQIYI to repurchase for cash all or part of their notes at a repurchase price equal to 120% and 130% of the principal amount of the iQIYI PAG Notes on or shortly after the third anniversary of the issuance date and the fifth anniversary of the issuance date, respectively. Upon the closing of the transaction, the Investors have appointed the executive chairman of PAG as a member to the board of directors, a member of the compensation committee and a non-voting member of the audit committee of iQIYI pursuant to their rights in the definitive agreements. The repayments of iQIYI PAG Notes are guaranteed by equity interests of certain subsidiaries of iQIYI and collateralized by all the csh consideration related to certain contracts for which RMB750 million (US$109 million) cash consideration has been received as of December 31, 2022 and reported as long-term restricted cash balances.

•

In March 2023, iQIYI issued an aggregate principal amount of US$600 million (equivalent to RMB4.1 billion) convertible senior notes (the “iQIYI 2028 Convertible Notes”) for cash. The net proceeds of the iQIYI 2028 Convertible Notes (after deducting the initial purchasers’ discounts, taking into account the estimated reimbursement from the initial purchasers for certain expenses incurred by iQIYI, but without deducting other estimated offering expenses payable by iQIYI) amounted to approximately US$591 million (equivalent to RMB4.1 billion). The iQIYI 2028 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable quarterly in cash at a rate of 6.50% per annum in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2023. The iQIYI 2028 Convertible Notes will mature on March 15, 2028 unless repurchased, redeemed or converted prior to such date. The iQIYI 2028 Convertible Notes may be convertible into iQIYI’s ADS at the holder’s option and subject to the terms of the iQIYI 2028 Convertible Notes, at an initial conversion rate of 101.4636 ADS per US$1,000 principal amount of the iQIYI 2028 Convertible Notes (which is equivalent to an initial conversion price of approximately US$9.86 per iQIYI’s ADS). Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, iQIYI’s ADSs, or a combination of cash and iQIYI’s ADSs, at its election. On March 16, 2026 or in the event of certain fundamental changes, the holders of the iQIYI 2028 Convertible Notes will have the right to require iQIYI to repurchase for cash all or part of their notes at a repurchase price equal to 100% of the principal amount of the iQIYI 2028 Convertible Notes to be repurchased, plus accrued and unpaid interest. Concurrently with and shortly after the offering of the iQIYI 2028 Convertible Notes, iQIYI also entered into separate and individually privately negotiated agreements with certain holders of the iQIYI 2026 Convertible Notes to repurchase US$340 million (equivalent to RMB2.3 billion) principal amount of such notes for cash.

Under the terms of the indentures governing the iQIYI 2023 Convertible Notes, the iQIYI 2025 Convertible Notes, the iQIYI 2026 Convertible Notes, the iQIYI PAG Notes and the iQIYI 2028 Convertible Notes (collectively referred to as the “iQIYI Convertible Notes”), events of default include:

(i)	default in any payment of interest or additional amounts as defined under the respective indenture for a period of 30 days;

(ii)

default in the payment of principal of the iQIYI 2023 Convertible Notes, the iQIYI 2025 Convertible Notes, the iQIYI 2026 Convertible Notes and the iQIYI 2028 Convertible Notes, or repurchase amount of the iQIYI PAG Notes when due;

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

(vii)

default by iQIYI or its significant subsidiaries (defined in Article 1, Rule 1-02 of Regulation S-X), with respect to any mortgage, agreement or other instrument under which there may be outstanding, secured or evidenced any indebtedness in excess of US$60 million (or an equivalent amount in foreign currency), for the iQIYI 2023 Convertible Notes, the iQIYI 2025 Convertible Notes, the iQIYI 2026 Convertible Notes or iQIYI 2028 Convertible Notes or in excess of US$100 million (or an equivalent amount in foreign currency) for the iQIYI PAG Notes, resulting in accelerated maturity or a failure to pay principal or interest when due, and such indebtedness is not discharged, or such acceleration is not otherwise cured or rescinded, within 30 days;

(viii)

a delay in payment or discharge of a final judgment for the payment of US$60 million (or an equivalent amount in foreign currency) for the iQIYI 2023 Convertible Notes, the iQIYI 2025 Convertible Notes, the iQIYI 2026 Convertible Notes or the iQIYI 2028 Convertible Notes or the payment of US$100 million (or an equivalent amount in foreign currency) for the iQIYI PAG Notes rendered against iQIYI or any of its significant subsidiaries;

(ix)	iQIYI or any of its significant subsidiaries shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief; and

(x)

for the iQIYI 2023 Convertible Notes, the iQIYI 2025 Convertible Notes, the iQIYI 2026 Convertible Notes and the iQIYI PAG Notes, an involuntary case or other proceeding shall be commenced against iQIYI or its significant subsidiaries seeking liquidation, reorganization or other relief, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 30 consecutive days.

The indentures for the iQIYI Convertible Notes define a “fundamental change” to include, among other things: (i) any person or group gaining control of iQIYI, (ii) any recapitalization, reclassification or change of iQIYI’s ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (iii) the shareholders of iQIYI approving any plan or proposal for the liquidation or dissolution of iQIYI; (iv) iQIYI’s ADSs ceasing to be listed on Nasdaq Stock Market; or (v) any change in or amendment to the laws, regulations and rules of the PRC resulting in iQIYI being legally prohibited from operating substantially all of the business operations conducted by iQIYI’s subsidiaries in mainland China, iQIYI’s variable interest entities and subsidiaries of iQIYI’s variable interest entities or being unable to continue to derive of the economic benefits from the business operations conducted by these entities.

Upon the occurrence of an event of default, the trustee or the holders of at least 25% in aggregate principal amount may declare, in the case of the iQIYI 2023 Convertible Notes, the iQIYI 2025 Convertible Notes, the iQIYI 2026 Convertible Notes or the iQIYI 2028 Convertible Notes, the whole principal of, or, in the case of the iQIYI PAG Notes, 120% or 130% of the principal amount thereof depending on the occurrence date, and accrued and unpaid interest on, all the outstanding iQIYI Convertible Notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. iQIYI may also be required to pay additional interest.

Upon the occurrence of a fundamental change, holders of the iQIYI Convertible Notes will have the right, at their option, to require iQIYI to repurchase all of their iQIYI Convertible Notes or any portion of the principal amount in the case of the iQIYI 2023 Convertible Notes, the iQIYI 2025 Convertible Notes, the iQIYI 2026 Convertible Notes or the iQIYI 2028 Convertible Notes, or, in the case of the iQIYI PAG Notes, 120% or 130% of the principal amount thereof depending on the when the fundamental change occurs, and accrued and unpaid interests. In the event of a fundamental change, iQIYI may also be required to issue additional ADSs upon conversion of its convertible notes. As of December 31, 2022, there was no such event of default or fundamental change.

As of December 31, 2021 and 2022, the principal amount of the liability component of the iQIYI Convertible Notes were RMB13.4 billion and RMB18.0 billion (US$2.6 billion), unamortized debt discount were RMB751 million and RMB112 million (US$16 million), and the net carrying amount of the liability component were RMB12.7 billion and RMB17.9 billion (US$2.6 billion), respectively. The carrying amount of the equity component of the iQIYI Convertible Notes were RMB1.8 billion and RMB360 million (US$52 million), respectively. For the years ended December 31, 2020, 2021 and 2022, the amount of interest cost recognized relating to both the contractual interest expense and amortization of the discount and issuance cost on the liability component were RMB799 million, RMB1.1 billion and RMB470 million (US$68 million), respectively. As of

December 31, 2022, the liability component of the iQIYI 2025 Convertible Notes, the iQIYI 2026 Convertible Notes and the iQIYI PAG Notes will be accreted up to the principal amount of US$1.2 billion, US$900 million and US$600 million (120% of the principal amount of the iQIYI PAG Notes) over a remaining period of 0.25 years, 1.59 years and 3.00 years, respectively.

We may use the net proceeds from our issuance and sale of the notes to fund the operations of our mainland China subsidiaries by making additional capital contributions to our existing mainland China subsidiaries, injecting capital to establish new mainland China subsidiaries and/or providing loans to our mainland China subsidiaries. Such transfer of funds from Baidu, Inc. or any of our offshore subsidiaries to our mainland China subsidiaries is subject to the PRC regulatory restrictions and procedures: (i) capital increase of the existing mainland China subsidiaries and establishment of new mainland China subsidiaries must be registered with the local branch of SAMR and reported to the Ministry of Commerce via the online enterprise registration system, and registered with local banks authorized by SAFE; and (ii) loans to any of our mainland China subsidiaries must not exceed the statutory limit and must be filed with SAFE. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Mainland China’s regulation of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our mainland China subsidiaries, the variable interest entities and certain related parties, or making additional capital contributions to our mainland China subsidiaries, which could adversely affect our ability to fund and expand our business.”

As of December 31, 2021 and 2022, we had RMB66.3 billion and RMB60.5 billion (US$8.8 billion) in long-term loans and notes payables (including current portion of RMB10.5 billion and RMB6.9 billion (US$1.0 billion)), RMB12.7 billion and RMB17.9 billion (US$2.6 billion) in long-term convertible notes (including current portion of nil and RMB8.3 billion (US$1.2 billion)), RMB 8.4 billion and RMB7.6 billion (US$1.1 billion) in lease liabilities (including current portion of RMB2.9 billion and RMB2.8 billion (US$407 million)) and had RMB4.2 billion and RMB5.3 billion (US$775 million) in short-term loans, respectively. Our long-term loans and notes payable, long-term convertible notes and short-term loans include those of iQIYI hereinafter. As of December 31, 2021 and 2022, iQIYI had nil and nil in long-term loans payables, RMB12.7 billion and RMB17.9 billion (US$2.6 billion) in long-term convertible notes (including current portion of nil and RMB8.3 billion (US$1.2 billion)), RMB797 million and RMB612 million (US$89 million) in lease liabilities (including current portion of RMB172 million and RMB104 million (US$15 million)) and had RMB4.1 billion and RMB3.3 billion (US$485 million) in short-term loans, respectively.

Cash Flows

As of December 31, 2020, 2021 and 2022, we had RMB162.9 billion, RMB190.9 billion and RMB185.3 billion (US$26.9 billion) in cash, cash equivalents, restricted cash and short-term investments. As of December 31, 2022, we had RMB750 million (US$109 million) in long-term restricted cash, which was included in “Other non-current assets” in the consolidated balance sheet.

We entered into definitive agreements with JOYY in November 2020 and made certain amendments in February 2021 to acquire YY Live for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The closing of this acquisition is subject to certain conditions, including, among others, obtaining necessary regulatory approvals from governmental authorities. The share purchase agreement is subject to termination if the closing does not occur by the long stop date, and we and JOYY have agreed to extend the long stop date indefinitely until the extension is terminated by either party. We have paid an aggregate of US$1.9 billion, after considering working capital adjustment of US$0.1 billion, to JOYY and its designated escrow account, and deposited an aggregate of US$1.6 billion into several escrow accounts, in accordance with the terms and schedule set forth in the share repurchase agreement According to the share purchase agreement, subject to certain conditions and adjustments, approximately US$1.0 billion would be payable no later than the later of the closing and April 30, 2021, and approximately US$300 million would be payable no later than the later of the closing and June 30, 2021 and a maximum amount of US$300 million would be payable subject to the achievement of certain conditions. Despite good faith efforts, we have not obtained necessary regulatory approvals with respect to the proposed acquisition as of the date of this annual report. There can be no assurance that the relevant regulatory approvals will be obtained or the acquisition of YY Live will be closed. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We face risks associated with our proposed acquisition of YY Live and its online live streaming business.”

The following table sets forth a summary of our cash flows for the years indicated:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities	24,200	20,122	26,170	3,794
Net cash used in investing activities	(27,552)	(31,444)	(3,944)	(572)
Net cash provided by (used in) financing activities	5,665	23,396	(6,390)	(926)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(212)	(943)	1,729	251

Net increase in cash, cash equivalents and restricted cash	2,101	11,131	17,565	2,547

Cash, cash equivalents and restricted cash at beginning of the year	34,439	36,540	47,671	6,912
Cash, cash equivalents and restricted cash at end of the year	36,540	47,671	65,236	9,459

Operating Activities

Net cash provided by operating activities increased to RMB26.2 billion (US$3.8 billion) in 2022 from RMB20.1 billion in 2021. This increase was primarily due to a decrease of RMB7.9 billion (US$1.1 billion) in investment and interest income and a net decrease of RMB1.9 billion (US$275 million) in changes in working capital, partially offset by a decrease of RMB3.1 billion (US$449 million) in amortization and impairment of licensed copyrights and produced content.

Net cash provided by operating activities decreased to RMB20.1 billion in 2021 from RMB24.2 billion in 2020. This decrease was primarily due to a decrease of RMB11.4 billion in net income, offset by a decrease of noncash investment and interest income by RMB8.0 billion.

Investing Activities

Net cash used in investing activities was RMB3.9 billion (US$572 million) in 2022, consisting primarily of RMB173.9 billion (US$25.2 billion) in purchase of held-to-maturity investments, RMB8.3 billion (US$1.2 billion) in acquisition of fixed assets, RMB7.6 billion (US$1.1 billion) in purchase of available-for-sale investments, RMB3.6 billion (US$526 million) in purchase of equity investments, RMB178.8 billion (US$25.9 billion) in maturities of held-to-maturity investments, RMB9.3 billion (US$1.3 billion) in sales and maturities of available-for-sale investments and RMB2.0 billion (US$288 million) in proceeds from disposal of equity investments.

Net cash used in investing activities was RMB31.4 billion in 2021, consisting primarily of RMB171.5 billion in purchase of held-to-maturity investments, RMB25.6 billion in purchase of available-for-sale investments, RMB156.7 billion in maturities of held-to-maturity investments, RMB25.9 billion in sales and maturities of available-for-sale investments, RMB10.9 billion in acquisition of fixed assets, RMB12.0 billion in a prepayment of JOYY businesses acquisition and RMB9.9 billion in proceeds from disposal of equity investments.

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

Financing Activities

Net cash used in financing activities was RMB6.4 billion (US$926 million) in 2022, consisting primarily of repayment of RMB11.5 billion (US$1.7 billion) for long-term loans, offset by RMB3.4 billion (US$500 million) of net proceeds from the issuance of convertible notes by iQIYI and RMB1.2 billion (US$172 million) of net proceeds from short-term loans.

Net cash provided by financing activities was RMB23.4 billion in 2021, consisting primarily of RMB19.9 billion net proceeds from the listing on the Hong Kong Stock Exchange, RMB12.7 billion proceeds from long-term loans and RMB6.4 billion net proceeds from our issuance of long-term notes offset by RMB7.6 billion used to repurchase our shares and repayment of RMB7.3 billion for long-term loans.

Net cash provided by financing activities was RMB5.7 billion in 2020, consisting primarily of RMB13.3 billion from our issuance of long-term notes, RMB5.2 billion from the issuance by iQIYI of convertible notes, and RMB4.7 billion from issuance of iQIYI’s shares offset by RMB13.1 billion used to repurchase our shares and repayment of RMB5.4 billion for long-term notes.

Capital Expenditures

We made capital expenditures of RMB5.1 billion, RMB10.9 billion and RMB8.3 billion (US$1.2 billion) in 2020, 2021 and 2022, representing 5%, 9% and 7% of our total revenues, respectively. In the years of 2020, 2021 and 2022, our capital expenditures were primarily attributable to the purchase of servers, network equipment and other computer hardware to increase our network infrastructure capacity. We funded our capital expenditures primarily with net cash flows generated from operating activities.

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

Material Cash requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our short-term loans, long-term debt obligations, operating lease obligations, purchase obligations and investment commitment obligations.

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

The following table sets forth our contractual obligations by specified categories as of December 31, 2022:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years

	(In RMB millions)
Short-term debt obligations	5,343	5,343	—	—	—
Long-term debt obligations	89,191	9,386	25,511	32,686	21,608
Operating lease obligations	8,299	2,870	3,654	1,331	444
Purchase obligations for fixed assets	2,552	2,532	5	12	3
Purchase obligations for bandwidth and property management fees	487	287	149	26	25
Purchase obligations for content assets	12,982	5,156	6,258	1,366	202
Investment commitment obligations	1,292	N/A	N/A	N/A	N/A

Total	120,146	25,574	35,577	35,421	22,282

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022. The iQIYI 2025 Convertible Notes will mature on April 1, 2025 unless redeemed, repurchased or converted prior to such date. The holders may require iQIYI to repurchase all or a portion of the iQIYI 2025 Convertible Notes for cash on April 1, 2023, which may result in a material cash outlay of our company. The holders of the iQIYI 2025 Convertible Notes may also require us to repurchase all or a portion of the iQIYI 2025 Convertible Notes for cash upon a fundamental change.

Holding Company Structure

Baidu, Inc. is a holding company with no operations of its own. We conduct our operations in mainland China primarily through our subsidiaries and the variable interest entities in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, Baidu, Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our mainland China subsidiaries and license and service fees paid by the variable interest entities in mainland China. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Baidu, Inc. In addition, our mainland China subsidiaries and the variable interest entities are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Our mainland China subsidiaries, being foreign-invested enterprises established in mainland China, are required to make appropriations to certain statutory reserves, namely, a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in their PRC statutory accounts. Each of our mainland China subsidiaries is required to allocate at least 10% of its after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors of the mainland China subsidiaries.

The variable interest entities must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely a statutory surplus fund, a statutory public welfare fund and a discretionary surplus fund. Each of the variable interest entities is required to allocate at least 10% of its after-tax profits to the statutory surplus fund until such fund has reached 50% of its respective registered capital. Appropriations to the statutory public welfare fund and the discretionary surplus fund are at the discretion of the variable interest entities.

Under the laws and regulations of mainland China, our mainland China subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid-up capital and the statutory reserve funds of our mainland China subsidiaries and the net assets of the variable interest entities in which we have no legal ownership, totaling RMB45.0 billion, RMB45.9 billion and RMB47.3 billion (US$6.9 billion) as of December 31, 2020, 2021 and 2022, respectively.

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

In the years ended December 31, 2020, 2021 and 2022, our research and development expenditures were RMB19.5 billion, RMB24.9 billion and RMB23.3 billion (US$3.4 billion), representing 18%, 20% and 19% of our total revenues, respectively. Our research and development expenses primarily consist of salaries and benefits for research and development personnel. We expense research and development expenditures as they are incurred, except for capitalized software development costs that fulfill the capitalization criteria.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our total revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Robin Yanhong Li	54	Chairman of the Board of Directors and Chief Executive Officer
James Ding	57	Independent Director
Brent Callinicos	57	Independent Director
Yuanqing Yang	58	Independent Director
Jixun Foo	54	Independent Director
Rong Luo	41	Chief Financial Officer
Haifeng Wang	51	Chief Technology Officer
Dou Shen	43	Executive Vice President
Victor Zhixiang Liang	49	Senior Vice President
Shanshan Cui	47	Senior Vice President

Robin Yanhong Li is our co-founder, chief executive officer and chairman of our Board of Directors, overseeing our overall strategy and business operations. Mr. Li has been serving as the chairman since our inception in January 2000 and as our chief executive officer since February 2004. Mr. Li served as our president from February 2000 to December 2003. Prior to founding our company, Mr. Li worked as an engineer for Infoseek, a pioneer in the search industry, and as a senior consultant for IDD Information Services. Mr. Li currently serves on the board of New Oriental Education & Technology Group Inc., a private educational services provider in China (NYSE: EDU; SEHK: 9901), and Trip.com, an online travel agency in China (Nasdaq: TCOM). Mr. Li received a bachelor’s degree in information science from Peking University and a master’s degree in computer science from the State University of New York at Buffalo.

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

Brent Callinicos has served as our independent director since October 2015, and as the chairman of our audit committee since April 2016. Mr. Callinicos served as the chief operating officer and the chief financial officer of Virgin Hyperloop One from January 2017 to January 2018. Prior to that, Mr. Callinicos served as the chief financial officer of Uber Technologies Inc. from September 2013 to March 2015, and then as an advisor for

18 additional months. Prior to joining Uber, he worked at Google from January 2007 to September 2013, where he last served as vice president, treasurer and chief accountant. He also led green energy investments and financial services at Google Inc. From 1992 to 2007, he served in a variety of increasingly senior roles at Microsoft Corporation, where he last served as corporate vice-president and divisional chief financial officer of the Platforms and Services Division, and oversaw Microsoft’s Worldwide Licensing and Pricing and Microsoft Financing. He currently serves on the board of directors of PVH Corp. (NYSE: PVH), and Rubicon Technologies, Inc. (NYSE: RBT) and Acorns. Mr. Callinicos is a certified public accountant. Mr. Callinicos received a bachelor’s degree from the University of North Carolina at Chapel Hill and an M.B.A. degree from the Kenan-Flagler School of Business at Chapel Hill.

Yuanqing Yang has served as our independent director since October 2015. Mr. Yang is currently the chairman and chief executive officer of Lenovo Group Limited (SEHK: 992), a director of Sureinvest Holdings Limited and a director of Taikang Insurance Group. He also serves as a member of the International Advisory Council of the Brookings Institution. Mr. Yang joined Lenovo in 1989 and Lenovo has transformed from a device provider to a solution and service provider under his leadership. In 2011, FinanceAsia named Mr. Yang the Best CEO in China. In 2004 and 2012, Mr. Yang was named one of the “CCTV China Annual Economic Figures.” He was on Barron’s list of Best CEOs in 2013, 2014 and 2015. In 2014, Mr. Yang won an Edison Achievement Award for Innovation. Mr. Yang holds a master’s degree in computer science from the University of Science and Technology of China and a bachelor’s degree in computer science and engineering from Shanghai Jiao Tong University.

Jixun Foo has served as our independent director since July 2019. Mr. Foo currently serves as the Global Managing Partner at GGV Capital and leads GGV Capital’s global investment team and oversees its sector-focused investment strategy. Mr. Foo joined GGV in 2006 and has spent the last 20 years working with entrepreneurs in the travel and transportation, social media and commerce, and enterprise services sectors in China and Southeast Asia. Prior to joining GGV Capital, Mr. Foo was a director at Draper Fisher Jurvetson ePlanet Ventures, where he led investments in Asia. Mr. Foo also previously led investments under the finance and investment division of the National Science and Technology Board of Singapore and served as an R&D project group leader at Hewlett Packard. Mr. Foo currently serves on the board of XPeng Inc. (NYSE: XPEV) and on the boards of a number of private companies, including Hello. Mr. Foo graduated from the National University of Singapore with a First-Class Honors degree in Engineering, and received an M.Sc. in Management of Technology from the National University of Singapore’s Graduate School of Business.

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

Haifeng Wang has served as our chief technology officer since May 2019. Dr. Wang joined Baidu in 2010 and was promoted to vice president in 2013. Dr. Wang oversaw our core search products from 2014 to 2017. He was promoted to senior vice president in 2018. Prior to Baidu, Dr. Wang served as the chief research scientist at Toshiba’s R&D Center. Dr. Wang is the director of National Engineering Laboratory of Deep Learning Technology and Applications. Dr. Wang is an IEEE fellow, and a fellow (and former president) of the Association for Computational Linguistics (ACL) and the founding chair of ACL’s Asia-Pacific chapter. Dr. Wang obtained his bachelor’s, master’s, and Ph.D. degrees in computer science from the Harbin Institute of Technology.

Dou Shen has served as executive vice president since May 2019. Dr. Shen has began to take charge of Baidu AI Cloud Group (ACG) since May 2022 and currently serves as president of Baidu ACG, overseeing the development of AI Cloud. Dr. Shen has also been a director of Beijing Xiaodu Interactive Entertainment Technology Co., Ltd. since January 2018, and the chairman of Beijing Xiaodu Interactive Entertainment Technology Co., Ltd. since September 2020. Previously, Dr. Shen served as senior vice president of Baidu’s mobile products, overseeing the development of Baidu App, Haokan short video app and Smart Mini Program. Dr. Shen joined Baidu in 2012 and has served in various management roles, including web search, display advertising, the financial services group and mobile products. Prior to Baidu, Dr. Shen worked in the adCenter group at Microsoft and sold Buzzlabs, a social media monitoring and analysis platform company that he co-founded, to IAC-owned CityGrid Media. Dr. Shen has been the board of directors of Trip.com, an online travel agency in China (Nasdaq: TCOM) since October 2019, iQIYI, Inc. (Nasdaq: IQ) since September 2019, Kuaishou Technology (SEHK: 1024) since April 2018. He also currently serves as vice president of the Special Interests Group on Knowledge Discovery and Data Mining (SIGKDD) China Chapter. Dr. Shen received a bachelor’s degree in engineering from North China Electric Power University, a master’s degree in engineering from Tsinghua University, and a Ph.D. in computer science from the Hong Kong University of Science and Technology.

Victor Zhixiang Liang joined Baidu in June 2005, and became senior vice president and general counsel in June 2011. Mr. Liang leads our overall legal functions. Mr. Liang also served as an executive assistant to the CEO from January 2013 to February 2018. Prior to joining Baidu, he worked at the legislative affairs office of the State Council of the People’s Republic of China and Davis Polk & Wardwell LLP, as a visiting attorney at their New York Office. Mr. Liang received an LL.M. degree from Yale Law School and law degrees from the University of New South Wales and Peking University.

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

In 2022, we paid an aggregate of RMB53 million (US$8 million) in cash compensation and granted 2,860,984 restricted Class A ordinary shares to our executive officers that are in office as of the date of this annual report as a group. During the same period, we also paid an aggregate of approximately RMB1.1 million (US$156 thousand) in cash compensation and granted options to purchase an aggregate of 121,856 restricted Class A ordinary shares to our non-executive directors as a group. Our mainland China subsidiaries and the variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment insurance and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable laws of mainland China, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable laws of mainland China.

Our board of directors and shareholders approved the issuance of up to 403,200,000 ordinary shares upon exercise of awards granted under our 2000 option plan. Our 2000 option plan terminated in January 2010 upon the expiration of its ten-year term. At the annual general meeting held on December 16, 2008, our shareholders approved a 2008 share incentive plan, which has reserved an additional 274,302,160 Class A ordinary shares for awards to be granted pursuant to its terms. Our 2008 share incentive plan terminated in December 2018 upon the expiration of its ten-year term. On July 20, 2018, our board of directors approved a 2018 share incentive plan, which has reserved an additional 275,516,000 Class A ordinary shares (taking into account the Share Subdivision) for awards to be granted pursuant to its terms. As of December 31, 2022, options to purchase an aggregate of 52,023,472 Class A ordinary shares and an aggregate of 334,061,680 restricted Class A ordinary shares had been granted under the 2008 and 2018 share incentive plans.

The following table summarizes, as of December 31, 2022, the outstanding options and restricted Class A ordinary shares that we had granted to our current directors and executive officers and to other individuals as a group.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Grant Date	Expiration Date
Robin Yanhong Li	193,200		21.566	February 24, 2014	February 24, 2024
	958,160		26.834	February 11, 2015	February 11, 2025
	3,512,320		25.863	April 16, 2015	April 16, 2025
	211,040		19.778	February 25, 2016	February 25, 2026
	724,800		21.888	October 27, 2016	October 27, 2026
	469,120		23.251	February 22, 2017	February 22, 2027
	262,096	(1)	—	February 18, 2019	N/A
	43,984	(1)	—	May 23, 2019	N/A
	658,880	(1)	—	February 5, 2020	N/A
	634,440	(1)	—	February 8, 2021	N/A
	1,448,056	(1)	—	February 14, 2022	N/A
James Ding	*	(1)	—	February 14, 2022	N/A
Brent Callinicos	*	(1)	—	February 14, 2022	N/A
Yuanqing Yang	*	(1)	—	February 14, 2022	N/A
Jixun Foo	*	(1)	—	February 14, 2022	N/A
Rong Luo	*		20.178	November 8, 2021	November 8, 2031
	*	(1)	—	November 8, 2021	N/A
Haifeng Wang	*		23.483	April 27, 2017	April 27, 2027
	*	(1)	—	February 18, 2019	N/A
	*	(1)	—	May 23, 2019	N/A
	*		12.486	August 8, 2019	August 8, 2029
	*	(1)	—	February 5, 2020	N/A
	*	(1)	—	February 8, 2021	N/A
	*	(1)	—	November 8, 2021	N/A
	*	(1)	—	February 14, 2022	N/A
Dou Shen	*	(1)	—	February 18, 2019	N/A
	*	(1)	—	May 23, 2019	N/A
	*		12.486	August 8, 2019	August 8, 2029
	*	(1)	—	August 8, 2019	N/A
	*	(1)	—	February 5, 2020	N/A
	*	(1)	—	February 8, 2021	N/A
	*	(1)	—	February 14, 2022	N/A
Victor Zhixiang Liang	*	(1)	—	February 18, 2019	N/A
	*	(1)	—	May 23, 2019	N/A
	*	(1)	—	February 5, 2020	N/A
	*	(1)	—	February 8, 2021	N/A
	*	(1)	—	February 14, 2022	N/A
Shanshan Cui	*	(1)	—	February 18, 2019	N/A
	*	(1)	—	May 23, 2019	N/A
	*	(1)	—	February 5, 2020	N/A
	*	(1)	—	February 8, 2021	N/A
	*	(1)	—	February 14, 2022	N/A
Other individuals as a group	129,599,224		—	—	—

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

In 2022, our audit committee held meetings or passed resolutions by unanimous written consent seven times.

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

In 2022, our compensation committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2022, our corporate governance and nominating committee passed resolutions by unanimous written consent one time.

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

Board Diversity Matrix (As of February 28, 2023)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0

D.	Employees

We had approximately 41,000, 45,500 and 41,300 full time employees as of December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, we had approximately 23,600 employees in research and development, 9,200 employees in sales and marketing, 5,600 employees in operation and service, and 2,900 employees in management and administration. As of December 31, 2022, we had approximately 26,900 employees in Beijing, 14,200 employees outside of Beijing but within China (for the avoidance of doubt, including Hong Kong, Macau and Taiwan), and approximately 200 employees outside of China. We also hire temporary employees and contractors from time to time. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may not be able to manage our expanding operations effectively.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 31, 2023 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on 2,796,777,776 ordinary shares, consisting of 2,255,397,456 Class A ordinary shares and 541,380,320 Class B ordinary shares issued and outstanding as of January 31, 2023.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Total Ordinary Shares	% of Aggregate Voting Power†
Directors and Executive Officers:
Robin Yanhong Li(1)	18,958,800	439,200,000	458,158,800	16.3	57.6	(2)
James Ding	*	—	*	*	*
Brent Callinicos	*	—	*	*	*
Yuanqing Yang	*	—	*	*	*
Jixun Foo	*	—	*	*	*
Rong Luo	*	—	*	*	*
Haifeng Wang	*	—	*	*	*
Dou Shen	*	—	*	*	*
Victor Zhixiang Liang	*	—	*	*	*
Shanshan Cui	*	—	*	*	*
All Directors and Executive Officers as a Group	23,250,800	439,200,000	462,450,800	16.5	57.6
Principal Shareholders:
Handsome Reward Limited(3)	12,402,016	439,200,000	451,602,016	16.1	57.4
BlackRock, Inc.(4)	150,331,434	—	150,331,434	5.4	1.7

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

(1)

Includes (i) 3,013,200 Class A Ordinary Shares directly held by Mr. Robin Yanhong Li on record, (ii) 2,725,904 Class A ordinary shares in the form of ADSs held by Mr. Robin Yanhong Li in the brokerage account of the administrator of our employee stock option program, (iii) 817,680 Class A Ordinary Shares issuable to Mr. Robin Yanhong Li upon vesting of restricted shares within 60 days after January 31, 2023, (iv) 439,200,000 Class B ordinary shares held on record by Handsome Reward Limited, a British Virgin Islands company wholly owned by Mr. Robin Yanhong Li, (v) 5,971,360 Class A ordinary shares in the form of ADSs held by Handsome Reward Limited in the brokerage account of the administrator of our employee stock option program, (vi) 6,068,640 Class A ordinary shares issuable to Handsome Reward Limited upon exercise of options within 60 days after the date of January 31, 2023, and (vii) 362,016 Class A Ordinary Shares issuable to Handsome Reward Limited upon vesting of restricted shares within 60 days after January 31, 2023. This excludes 98,080,000 Class B ordinary shares, 36,015 ADSs in the brokerage account of the administrator of our employee stock option program and the right to acquire 6,525 ADSs upon the vesting of restricted share units granted under our share incentive plan within 60 days after January 31, 2023, all of which are owned by Ms. Melissa Ma, Mr. Robin Yanhong Li’s wife, and all of which Mr. Robin Yanhong Li disclaims beneficial ownership of.

(2)

Certain employees have recently granted voting proxy to Mr. Robin Yanhong Li with respect to certain shares they hold pursuant to our company’s share incentive plans, which amount to an aggregate of 8,037,128 Class A ordinary shares as of January 31, 2023. As a result, the voting power held by Mr. Robin Yanhong Li represented 57.6% of the total outstanding voting power of our company as of January 31, 2023. For the avoidance of doubt, these shares with voting proxy arrangement have not been included when calculating the shares beneficially owned by Mr. Robin Yanhong Li, as shown in other columns of the table above. For details of the shares beneficially owned by Mr. Robin Yanhong Li, please refer to note (1) above.

(3)

Includes (i) 439,200,000 Class B ordinary shares held by Handsome Reward Limited, a British Virgin Islands company wholly owned and controlled by Mr. Robin Yanhong Li, (ii) 5,971,360 Class A ordinary shares in the form of ADSs held by Handsome Reward Limited in the brokerage account of the administrator of our employee stock option program, (iii) 6,068,640 Class A Ordinary Shares issuable to Handsome Reward Limited upon exercise of options within 60 days after the date of January 31, 2023, and (iv) 362,016 Class A Ordinary Shares issuable to Handsome Reward Limited upon vesting of restricted shares within 60 days after January 31, 2023.

(4)

Includes 150,331,434 Class A ordinary shares beneficially owned by BlackRock, Inc., over which BlackRock, Inc. has sole dispositive power, as of December 31, 2022. BlackRock, Inc. is a Delaware corporation listed on the NYSE. The principal business address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055, United States of America. The calculation of BlackRock’s voting power is based on 133,259,677 Class A ordinary shares, over which BlackRock, Inc. has sole voting power, as of December 31, 2022. The above information is based on the Schedule 13G filed by BlackRock, Inc. on February 1, 2023. The percentage of total ordinary shares and the percentage of aggregate voting power for BlackRock Inc. are calculated based on the number of our company’s total outstanding shares as of January 31, 2023 and assuming BlackRock Inc.’s shareholding does not change since December 31, 2022.

As of January 31, 2023, to our knowledge, approximately 41.6% of our total issued and outstanding ordinary shares were held by three record shareholders in the United States, including approximately 41.3% held by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. For instance, BlackRock Inc. is an ADS holder in the United States that beneficially owns 150,331,434 Class A ordinary shares as of December 31, 2022 according to the Schedule 13G filed by it, but is not a record holder of our ordinary shares. Please see footnote (4) of the above table for more details. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary shares—Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.” Upon the conversion of all the issued and outstanding Class B ordinary shares as at January 31, 2023 into Class A ordinary shares, our company would issue 541,380,320 Class A ordinary shares, representing approximately 19.4% of the total number of issued and outstanding Class A ordinary shares as at January 31, 2023 (without taking into account any allotment and issuance of Shares pursuant to the exercise of options or the vesting of share awards that have been or may be granted from time to time and any issuance or repurchase of Shares and/or ADSs that we may make).

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

	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Approximate percentage of voting rights(3)
As at January 31, 2023, WVR beneficiaries were the following:
Robin Yanhong Li	18,958,800	439,200,000	57.6%
Melissa Ma	340,320	98,080,000	12.8%
Shimoda Holdings, LLC(1)	4,000,000	4,000,000	0.6%
Integrity Partners V, LLC(2)	—	100,320	0.0%
Total	23,299,120	541,380,320	71.0%

Notes:

(1)

To our knowledge, Shimoda Holdings, LLC holds 500,000 ADSs and 4,000,000 Class B ordinary shares of our company. Shimoda Holdings, LLC is affiliated with an early stage investor that invested in our company before our U.S. IPO in 2005.

(2)

To our knowledge, Integrity Partners V, LLC holds 100,320 Class B ordinary shares of our company and was not a record shareholder of any Class A ordinary shares as at January 31, 2023. Integrity Partners V, LLC is affiliated with an early stage investor that invested in our company before our U.S. IPO in 2005.

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

See “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with the Variable Interest Entities and the Nominee Shareholders.”

Our subsidiaries, the variable interest entities, and the subsidiaries of the variable interest entities have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation.

See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business Industry— Termination or other changes of related party transactions in the ordinary course of business may have an adverse impact on our results of operations and financial performance” for risks associated with the termination or other changes of related party transactions.

Amounts due from related parties

As of December 31, 2020, 2021 and 2022, we had RMB4.2 billion, RMB4.9 billion and RMB5.5 billion (US$797 million), respectively, due from related parties.

Amounts due to related parties

As of December 31, 2020, 2021 and 2022, we had RMB4.9 billion, RMB5.0 billion and RMB5.2 billion (US$749 million), respectively, due to related parties.

Loan transactions with Du Xiaoman

In August 2018, we completed the divestiture of Du Xiaoman, following which we recognized our non-controlling equity interest in Du Xiaoman as an equity method investment and Du Xiaoman became a related party.

In 2018, we provided three term loans to Du Xiaoman in an aggregate amount of RMB3.8 billion with terms ranging from two to five years for working capital purposes. These loans bear interest rates ranging from 4.28% to 5.00% in 2018, and 0% to 5.00% since 2019. Du Xiaoman repaid one term loan in the principal amount of RMB500 million in October 2020. The aggregate principal amount outstanding as of February 28, 2023 was RMB3.3 billion (US$485 million).

In 2018, Du Xiaoman provided us with two term loans in an aggregate amount of RMB3.4 billion with terms of three and five years, respectively, for general corporate purposes. The interest rates for these loans were 3.78% and 4.28%, respectively, in 2018, and have been adjusted to 0% since 2019 based on the amended agreements. The aggregate principal amount outstanding as of February 28, 2023 was RMB3.4 billion (US$487 million).

Loan transactions with Jidu Auto

In 2022, we provided three term loans to Jidu Auto in an aggregate amount of RMB600 million (US$87 million) with term of one year for working capital purposes. The interest rates for these loans were 3.465%. Jidu Auto had fully repaid the three term loans in January 2023. Jidu Auto is a joint venture that we established with Zhejiang Geely Holding Group (Geely).

Other related party transactions

Related Party A

In 2020, 2021 and 2022, related party transactions with Related Party A, which is one of our equity investees, were in the total amount of RMB204 million, RMB315 million and RMB158 million (US$23 million), respectively, and mainly comprised of the online marketing services that we provided to Related Party A.

Related Party B

In 2020, 2021 and 2022, related party transactions with Related Party B, which is one of our equity investees, were in the total amount of RMB678 million, RMB888 million and RMB889 million (US$129 million), respectively, and comprised of the online marketing services, cloud service and other services that we provided to Related Party B.

Related Party C

In 2021 and 2022, related party transactions with Related Party C, over which we can significantly influence its management or operating policies, were in the total amount of RMB2.0 billion and RMB2.2 billion (US$314 million), respectively, and mainly comprised of online marketing services sold to the party.

Related Party D

In 2021 and 2022, related party transactions with Related Party D, which is one of our equity investees, were in the total amount of RMB123 million and RMB257 million (US$37 million), respectively, and mainly comprised of intelligent driving services and other services that we provided to Related Party D.

Other related parties

In 2020, 2021 and 2022, with the approval from our board of directors, we reimbursed Mr. Robin Yanhong Li the fees and expenses incurred in connection with his use of an aircraft beneficially owned by his family member for our business purposes. The hourly rate for use of the aircraft was determined based on an analysis of market rates for the charter of comparable aircrafts. The service charges for the use of the aircraft for 2020, 2021 and 2022 were insignificant.

Share Options and Restricted Shares Grants

Please refer to “Item 6.B. Directors, Senior Management and Employees—Compensation.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we have been involved in litigation, administrative proceedings or other disputes regarding, among other things, copyright and trademark infringement, defamation, unfair competition, labor disputes, contract disputes and anti-monopoly inquiries. Our search results provide links to materials, and our P4P, Baidu Wenku, Baidu Post, Baidu Wiki, Baidu Knows, Baidu Feed, Baidu Drive, iQIYI and certain other products or services may contain materials, in which others may allege to own copyrights, trademarks or image rights or which others may claim to be defamatory or objectionable.

In 2022, 3,349 complaints were filed against us before various courts in China, and the aggregate amount of the damages sought in these complaints totals approximately RMB1.2 billion (US$175 million). As of December 31, 2022, 3,349 cases against us were pending before various courts in China. The aggregate amount of damages sought under these pending cases is approximately RMB1.2 billion (US$177 million). As of December 31, 2022, 6 cases against us were pending before various courts outside China. Some of these proceedings are in a preliminary stage with undetermined damages sought.

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

Separately, in April 2020, we and certain of our current and former officers were named as defendants in a federal putative securities class action captioned Ikeda v. Baidu Inc., et al., No. 5:20-cv-02768-LHK (U.S. District Court for the Northern District of California, Amended Complaint filed Sept. 18, 2020) alleging, in sum and substance, that our disclosures were materially false or misleading as they misrepresented Baidu’s ability to monitor and filter illicit or improper content on its platform, and failed to disclose alleged investigations and violations of the regulatory requirements of mainland China relating to the monitoring or filtering of illicit or improper content online. The case alleges claims under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. In April 2021, the U.S. District Court for the Northern District of California granted defendants’ motion to dismiss in its entirety, and in May 2021, plaintiffs voluntarily dismissed this action in its entirety with prejudice.

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

In April 2020, a short seller report was published by Wolfpack Research (the Wolfpack Report). In sum and substance, the Wolfpack Report alleges that iQIYI inflated its user numbers, inflated its revenue and deferred revenue in connection with certain parts of iQIYI’s business, inflated its expenses and the purchase prices of certain assets to conceal revenue inflation, and provided misleading financial statements of cash flows by adopting an incorrect accounting method. Following the publication of the Wolfpack Report, the SEC’s Division of Enforcement requested iQIYI to produce certain financial, operating, and other documents and records primarily related to the allegations in the Wolfpack Report. In particular, the SEC requested that iQIYI voluntarily provide it with documents and information relating to, among other things, iQIYI’s organizational charts, accounting policies, and financial books and records from 2018 to 2020, as well as documents relating to iQIYI’s acquisition or investments in certain entities mentioned in the Wolfpack Report and the valuation of those entities at the time of those transactions. iQIYI engaged professional advisers to conduct an internal review into certain of the key allegations in the Wolfpack Report and to report their findings to iQIYI’s audit committee. iQIYI’s internal review within the agreed scope has been substantially completed and did not uncover any evidence that would substantiate the allegations in the Wolfpack Report. The SEC has also sought the production of certain documents and records from iQIYI related to such internal review and other related information. iQIYI has cooperated with the SEC. Although no further information was requested from iQIYI since early 2021, we are unable to predict the timing, outcome, or consequences of the SEC investigation of iQIYI, or from the SEC’s review of the documents and records requested from iQIYI.

Furthermore, starting in April 2020, iQIYI and certain of its current and former officers and directors were named as defendants in four federal putative securities class actions alleging that they made material misstatements and omissions in documents filed with the SEC regarding certain of the key allegations contained in the Wolfpack Report. In June 2020, one of the complaints (captioned Shiferaw v. iQIYI, Inc. et al., No. 1: 2020-cv-03115) was voluntarily dismissed by Plaintiffs. In May 2021, the remaining complaints were consolidated in the U.S. District Court for the Eastern District of New York under the caption In re iQIYI, Inc. Securities Litigation, No. 1:20-CV-01830 (the “iQIYI Action”). In June 2021, lead plaintiffs in the consolidated action filed the consolidated amended complaint, naming iQIYI, its current and former officers, underwriters in its initial public offering, our company and certain of our officers as defendants. The consolidated amended complaint alleges that defendants made material misstatements and omissions in documents filed with the SEC and in other public statements regarding certain of the key allegations contained in the Wolfpack Report, in violation of Sections 11 and 15 of the Securities Act of 1933, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The parties completed briefing on defendants’ motions to dismiss the consolidated amended complaint on September 29, 2021. However, in light of the common questions of law and fact at issue in this case and a related action under the caption In re Baidu Inc. Securities Litigation, 20-cv-03794 (U.S. District Court for the Eastern District of New York), the court terminated the motion to dismiss without prejudice and ordered motion-to-dismiss briefing for the two cases to be completed by March 3, 2023 under a new briefing schedule. The coordinated motion-to-dismiss briefing has now been completed under the new schedule, and we await a decision from the court on these motions.

Starting in August 2020, we and certain of our current officers were named as defendants in two federal putative securities class actions captioned Alagappan v. Baidu Inc., et al., No. 1:20-cv-03794 (U.S. District Court for the Eastern District of New York, filed Aug. 19, 2020) and Nampally v. Baidu Inc., et al., No. 1:20-cv-04430 (U.S. District Court for the Eastern District of New York, filed Sept. 21, 2020). In April 2022, the two complaints were consolidated in the U.S. District Court for the Eastern District of New York under the caption In re Baidu Inc. Securities Litigation, 20-cv-03794 (the “Baidu Action”). In June 2022, the lead plaintiffs in the consolidated action filed the consolidated amended complaint, naming our company and certain of our officers as defendants. The consolidated amended complaint alleges that the defendants made material misstatements and omissions in documents filed with the SEC and in other public statements regarding certain of the key allegations contained in the Wolfpack Report, in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. In light of the common questions of law and fact at issue in the Baidu Action and the iQIYI Action, the parties were directed to propose, and the court granted a schedule for the coordinated briefing of motions to dismiss in the Baidu Action and iQIYI Action. Under the coordinated briefing schedule, on March 3, 2023, the parties completed briefing on: (i) a motion by all defendants to dismiss both actions for failure to allege any actionable misrepresentation or omission; (ii) a motion by all defendants in the iQIYI Action to dismiss the iQIYI Action on any additional grounds unique to them; and (iii) a motion by all defendants in the Baidu Action to dismiss the Baidu Action on any additional grounds unique to them. We await a decision from the court on these motions. This consolidated action otherwise remains at a preliminary stage.

We and iQIYI will have to defend against these putative securities class action lawsuits, as applicable, including any appeals of such lawsuits should our or iQIYI’s initial defense be unsuccessful. Because all of the ongoing securities class actions against iQIYI or us are in their preliminary stages, we cannot predict the timing, outcome or consequences of these class actions. In the event that our or iQIYI’s initial defense of these lawsuits is unsuccessful, we cannot assure you that we or iQIYI will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our or iQIYI’s business, financial condition, results of operation, cash flows and reputation. Similarly, although no further information was requested from iQIYI since early 2021, we are currently unable to predict the timing, outcome, or consequences of the SEC investigation of iQIYI, or from the SEC’s review of the documents and records requested from iQIYI. The litigation or SEC investigation process may utilize a significant portion of our or iQIYI’s resources and divert management’s attention from the day-to-day operations, all of which could harm our business.

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

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since March 23, 2021 under the stock code “9888.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on Nasdaq since August 5, 2005 under the symbol “BIDU.”

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since March 23, 2021 under the stock code “9888.”

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

Mainland China Tax Considerations

If we are considered a mainland China resident enterprise under the EIT Law, our shareholders and ADS holders who are deemed non-resident enterprises may be subject to the 10% EIT on the dividends payable by us or any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from mainland China; provided that (i) such foreign enterprise investor has no establishment or premises in mainland China, or (ii) it has establishment or premises in mainland China but its income derived from mainland China has no real connection with such establishment or premises. Furthermore, if we are considered a mainland China resident enterprise and relevant PRC tax authorities consider the dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within mainland China, it is also possible that such dividends and gains earned by non-resident individuals may be subject to the 20% mainland China individual income tax. It is uncertain whether, if we are considered a mainland China resident enterprise, holders of our shares or ADSs would be able to claim the benefit of tax treaties or arrangements entered into between mainland China and other jurisdictions.

If we are required under the tax law of mainland China to withhold mainland China income tax on our dividends payable to our non-resident shareholders and ADS holders, or if any gains realized from the transfer of our shares or ADSs by our non-resident shareholders and ADS holders are subject to the EIT or the individual income tax, your investment in our shares or ADSs could be materially and adversely affected.

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

With respect to non-corporate U.S. Holders (including individual U.S. Holders), dividends may be taxed at the lower applicable capital gains rate provided that (i) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and mainland China, or the Treaty, (ii) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or for the preceding taxable year, (iii) certain holding period requirements are met and (iv) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the Nasdaq Global Select Market will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. If mainland China withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, you may be able to obtain a reduced rate of mainland China withholding taxes under the Treaty. In addition, subject to certain conditions and limitations, mainland China withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which you elect to do so for all creditable foreign income taxes. You should consult your tax advisor regarding the creditability of any mainland China tax.

Sale, Exchange or Other Disposition of the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a mainland China “resident enterprise” under mainland China tax law, we may be eligible for the benefits of the Treaty. In such event, if mainland China tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as mainland China source income. U.S. Holders should consult their tax advisors regarding the creditability of any mainland China tax.

Passive Foreign Investment Company

A non-U.S. corporation, such as our own, is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. Although the law in this regard is not entirely clear, we treat the variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to receive economic benefits that could potentially be significant to them and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the variable interest entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and for subsequent taxable years.

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2022. No assurance can be given that we will not become a PFIC in the current taxable year or foreseeable taxable years, because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ordinary shares and/or ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ordinary shares and/or ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, based on the nature of our business and activities, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being or becoming a PFIC in the current taxable year.

If we are a PFIC for any year during which you hold the ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold such ADSs or ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable, provided that you have not made a mark-to-market election, as described below.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

We intend to submit the annual report provided to security holders in electronic format pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as an exhibit to a current report on Form 6-K.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to excess cash invested in short-term instruments, long-term investments and bank facilities that have a floating rate of interest.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. For example, as of December 31, 2022, we had RMB120.8 billion (US$17.5 billion) short-term investments, with a weighted average duration of 0.5 year. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of RMB493 million (US$71 million) in the fair value of our short-term investments as of December 31, 2022. We have not been, and do not expect to be, exposed to material interest rate risks relating to our investment in short-term instruments, and therefore have not used any derivative financial instruments to manage such interest risk exposure. Our exposure to interest rate risk also arises from our bank facilities that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We manage this risk through the use of interest rate swap contracts. In connection with the loan facilities entered into in April 2021, we entered into two interest rate swap agreements, which effectively convert the term loans from a variable interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loans. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Foreign Exchange Risk

Most of our revenues and costs are denominated in RMB, while a portion of our cash and cash equivalents, restricted cash, short-term investments, long-term investments, long-term time deposits and held-to-maturity investments, long-term loans, notes payable and convertible senior notes are denominated in U.S. dollars. Any significant revaluation of RMB against the U.S. dollar may materially affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” In addition, we commenced operation in Japan in late 2007. We may need to make capital injections into our Japan operation by converting U.S. dollars into Japanese Yen, and we have JPY revenue and expenses that may need to translate JPY into U.S. dollars, which will expose us to the fluctuations in the exchange rate between the U.S. dollar and the Japanese Yen. We have not used any derivative financial instruments to hedge exposure to foreign exchange risk. The value of your investment in our ADSs or Class A ordinary shares will be affected by the exchange rate between U.S. dollar and Renminbi or Hong Kong dollar and Renminbi, as applicable, because the value of our business is effectively denominated in RMB, while our ADSs or Class A ordinary shares will be traded in U.S. dollars or Hong Kong dollars, as applicable.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, repaying indebtedness denominated in U.S. dollars, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2022, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB146.3 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$5.5 billion. Assuming we had converted RMB146.3 billion into U.S. dollars at the exchange rate of RMB6.8972 for US$1.00 as of December 31, 2022, our U.S. dollar cash balance would have been US$26.7 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$24.6 billion instead. In addition, we had U.S. dollar-denominated long-term loans (including current portion), notes payable (including current portion) and convertible senior notes (including current portion) of US$11.4 billion as of December 31, 2022. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB7.9 billion (US$1.1 billion) in the value of our U.S. dollar-denominated long-term loans (including current portion), notes payable (including current portion) and convertible senior notes (including current portion) as of December 31, 2022.

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

Persons depositing or withdrawing shares must pay:	For:
US$5.00 or less per 100 ADSs (or portion thereof)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

US$5.00 or less per 100 ADS (or portion thereof)	• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 or less per ADS (or portion thereof)	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to ADS holders had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

Persons depositing or withdrawing shares must pay:	For:

US$0.02 or less per ADS (or portion thereof) per calendar year (to the extent that a fee of $0.02 was not charged as a result of any cash distribution during that calendar year)	• Depositary services
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually. In 2023, we expect to receive certain insignificant amount of reimbursement from the depositary.

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

Conversion between Class A Ordinary Shares Trading in Hong Kong and ADSs

In connection with the initial public offering of Class A ordinary shares in Hong Kong, or the Hong Kong IPO, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong share registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, will continue to be maintained by our principal share registrar, Maples Fund Services (Cayman) Limited.

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

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures

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

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-5 of this annual report on Form 20-F.

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

	2021 (RMB in thousands)	2022 (RMB in thousands)
Audit fees(1)	44,520	35,786
Audit-related fees(2)	11,076	6,499

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual statements, as well as assistance with and review of documents filed with the SEC, including the issuance of comfort letters in connection with our global offering and secondary listing of our shares on the Hong Kong Stock Exchange in fiscal year 2021.

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

In May 2020, our board of directors authorized a share repurchase program, or the 2020 share repurchase program, under which we may repurchase up to US$1.0 billion of our ADSs or shares, effective until July 1, 2021. In August 2020, our board of directors approved a change to the 2020 share repurchase program, increasing the repurchase authorization from US$1.0 billion to US$3.0 billion and extending the effective time through December 31, 2022. In December 2020, our board of directors approved a further increase in the repurchase authorization from US$3.0 billion to US$4.5 billion. In February 2023, our board of directors authorized a new share repurchase program, or the 2023 share repurchase program, under which we may repurchase up to US$5.0 billion of our ADSs or shares, effective until December 31, 2025.

The table below is a summary of our repurchases in 2022, which were all conducted in the open market pursuant to the 2020 share repurchase program, as amended. The 2020 share repurchase program has expired as of December 31, 2022 and no shares may be purchased under the 2020 share repurchase program thereafter. As of the date of this annual report, no shares have been repurchased under the 2023 share repurchase program.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the 2020 Plan as of December 31, 2022
September 2022	1,420,663	$129.68	1,420,663	US$	1,417,465,502
October 2022	742,762	$118.32	742,762	US$	1,329,580,762
Total	2,163,425	$125.78	2,163,425	US$	1,329,580,762

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

In April 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of Baidu, Inc. or the VIEs in China, (ii) the governmental entities in China do not have a controlling financial interest in Baidu, Inc. or the VIEs, (iii) none of the members of the board of directors of Baidu, Inc. or our operating entities, including the VIEs, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Baidu, Inc. or the VIEs contains any charter of the Chinese Communist Party.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Baidu, Inc., its subsidiaries and the variable interest entities are included at the end of this annual report.

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

Exhibit Number	Description of Document

2.24	Form of 1.72% Notes due 2026 (incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on October 9, 2020)

2.25	Form of 2.375% Notes due 2030 (incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on October 9, 2020)

2.26

Tenth Supplemental Indenture, dated as of August 23, 2021, between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 2.26 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022)

2.27	Form of 1.625% Notes due 2027 (incorporated by reference to Exhibit 2.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022)

2.28	Form of 2.375% Notes due 2031 (incorporated by reference to Exhibit 2.28 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022)

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

2.31	Description of Securities of the Registrant (incorporated by reference to Exhibit 2.31 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022)

2.32

Description of the Registrant’s US$750,000,000 3.50% Notes Due 2022 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-184757) filed with the Securities and Exchange Commission on November 5, 2012 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on November 20, 2012 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.33

Description of the Registrant’s US$750,000,000 3.00% Notes Due 2020 and US$500,000,000 4.13% Notes Due 2025 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-184757) filed with the Securities and Exchange Commission on November 5, 2012 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on June 22, 2015 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.34

Description of the Registrant’s US$900,000,000 2.88% Notes Due 2022 and US$600,000,000 3.63% Notes Due 2027 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-218972) filed with the Securities and Exchange Commission on June 26, 2017 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on June 28, 2017 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

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

4.9

Translation of Proxy Agreement dated August 9, 2004 among Baidu Online, Baidu Netcom, Robin Yanhong Li and Eric Yong Xu (incorporated by reference to Exhibit 99.9 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

4.10

English summary of the form of Exclusive Technology Consulting and Services Agreement/ Exclusive Business Cooperation Agreement between a subsidiary of the Registrant and a variable interest entity (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022)

4.11

English summary of the form of Operation Agreement among a subsidiary of the Registrant, a variable interest entity and the shareholders of such variable interest entity (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022)

4.12

English summary of the form of Web Layout Copyright License Agreement, Software License Agreement and Trademark License Agreement between a subsidiary of the Registrant and a variable interest entity (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2019)

4.13

English summary of the form of Proxy Agreement/Power of Attorney among a subsidiary of the Registrant, a variable interest entity and the shareholders of the variable interest entity (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022)

4.14

English summary of the form of Equity Pledge Agreement between a subsidiary of the Registrant and the shareholder of a variable interest entity (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022)

4.15

English summary of the form of Exclusive Equity Purchase Option Agreement among a subsidiary of the Registrant, a variable interest entity, the shareholders of a variable interest entity and an offshore Holding company (if applicable) (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022)

4.16

English summary of the form of Loan Agreement between a subsidiary of the Registrant and the shareholder of a variable interest entity (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022)

4.17

Translation of the Supplementary Agreement to Exclusive Technology Consulting and Services Agreement dated June 23, 2006 between Baidu Online and Beijing Perusal, dated as of April 22, 2010 (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.18

Translation of the Web Layout Copyright License Agreement dated June 23, 2006 between Baidu Online and Beijing Perusal (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

4.19

Translation of the supplementary agreements, dated March 11, 2010 and April 22, 2010 to the Software License Agreement dated March 22, 2005 between Baidu Online and Baidu Netcom (incorporated by reference to Exhibit 4.48 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2011)

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

4.95

Translation of Software Licensing Agreement, effective on December 1, 2011, between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. (later renamed as Beijing iQIYI) (incorporated herein by reference to Exhibit 10.50 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.96

Translation of Trademark Licensing Agreement, effective on December 1, 2011, between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. (later renamed as Beijing iQIYI) (incorporated herein by reference to Exhibit 10.51 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.97

Translation of Business Cooperation Agreement, effective on December 1, 2011, between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. (later renamed as Beijing iQIYI) (incorporated herein by reference to Exhibit 10.52 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.98

Translation of Amended and Restated Shareholder Voting Rights Trust Agreement between Beijing QIYI Century and Xiaohua Geng, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.99

Translation of Amended and Restated Share Pledge Agreement between Beijing QIYI Century and Xiaohua Geng, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.100

Translation of Commitment Letter issued by iQIYI, and Beijing QIYI Century, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.101

Translation of Amended and Restated Exclusive Purchase Option Agreement among iQIYI, Beijing QIYI Century, Beijing iQIYI and Xiaohua Geng, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.102

Translation of Amended and Restated Loan Agreement between Beijing QIYI Century and Xiaohua Geng, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.103

Translation of Amended and Restated Business Operation Agreement among Beijing QIYI Century, Beijing iQIYI and Xiaohua Geng, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.104

Translation of Irrevocable Power of Attorney issued by Beijing QIYI Century, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.105

Translation of Spousal Consent Letter issued by the spouse of Xiaohua Geng, dated September 26, 2016 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.106

US$3,000,000,000 Facilities Agreement between the Registrant and other parties thereto dated April 2, 2021 (incorporated by reference to Exhibit 4.106 of Form 6-K furnished with the Securities and Exchange Commission on August 18, 2021)

Exhibit Number	Description of Document

4.107*	Investment Agreement, dated August 30, 2022, between iQIYI, PAGAC IV-1 (Cayman) Limited and PAG Pegasus Fund LP

4.108*	Deed of Amendment to the Investment Agreement, by and among iQIYI, PAGAC IV-1 (Cayman) Limited, and PAG Pegasus Fund LP, dated as of December 30, 2022

4.109*	Indenture, dated December 30, 2022, between iQIYI and Citicorp International Limited, as trustee

8.1*	List of Principal Subsidiaries and Variable Interest Entities

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

Date: March 22, 2023

BAIDU, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Baidu, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Baidu, Inc. (the Company) as of December 31, 2021 and 2022, the related consolidated statements of comprehensive income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 22, 2023 expressed an unqualified opinion thereon.
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
Impairment assessment of equity method investments and equity investments accounted for using the measurement alternative

Description of the Matter
As described in Notes 2, 4 and 26 to the consolidated financial statements, as of December 31, 2022, the Company’s consolidated balance of equity method investments and equity investments accounted for using the measurement alternative was RMB25,940 million (US$3,761 million) and RMB9,249 million (US$1,341 million), respectively. For the year ended December 31, 2022, the Company recognized impairment losses of RMB569 million (US$82 million) and RMB2,456 million (US$356 million) for equity method investments and equity investments accounted for using the measurement alternative, respectively.

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

To test the impairment assessment of equity method investments and equity investments accounted for using the measurement alternative, we performed audit procedures that included, among others, evaluating management’s assessment as to whether indicators of impairment existed and investments were impaired by considering the financial condition and operating results of the investees, as well as other relevant market information. For equity method investments, we also evaluated management’s determination as to whether an indicated impairment was other-than-temporary, considering factors such as the duration and magnitude of the decline in value and the Company’s intent and ability to retain the investment until the recovery of its cost. We tested the completeness, accuracy and relevance of the underlying data used by management in the valuation models to determine fair value. With the assistance of our internal valuation specialists, we evaluated the appropriateness of the valuation methodologies used by management to determine the fair value of investments and tested the unobservable inputs used in the valuation methodologies by comparing certain assumptions to industry, business and market data/information available from third-party sources. We also independently developed our unobservable inputs and compared them to the Company’s results, and involved our internal valuation specialists to assist with the application of these procedures.

/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2007.
Beijing, The People’s Republic of China
March 22, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Baidu, Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Baidu, Inc.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Baidu, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2022, the related consolidated statements of comprehensive income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 22, 2023 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young Hua Ming LLP
Beijing, The People’s Republic of China
March 22, 2023

BAIDU, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2021	2022	2022
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		36,850	53,156	7,707
Restricted cash		10,821	11,330	1,643
Short-term investments, net of allowance of RMB338 and RMB277 (US$40) as of December 31, 2021 and 2022, respectively	4	143,243	120,839	17,520
Accounts receivable, net of allowance of RMB2,069 and RMB2,554 (US$370) as of December 31, 2021 and 2022, respectively	8	9,981	11,733	1,701
Amounts due from related parties	24	1,368	5,432	788
Other current assets, net	9	11,052	10,360	1,501

Total current assets		213,315	212,850	30,860

Non-current assets:
Fixed assets, net	10	23,027	23,973	3,476
Licensed copyrights, net	6	7,258	6,841	992
Produced content, net	7	10,951	13,002	1,885
Intangible assets, net	11	1,689	1,254	182
Goodwill	11	22,605	22,477	3,259
Long-term investment, net	4	59,418	55,297	8,017
Long-term time deposits and held-to-maturity investments	5	7,914	23,629	3,426
Amounts due from related parties	24	3,487	60	9
Deferred tax assets, net	17	2,372	2,129	309
Operating lease right-of-use assets	16	12,065	10,365	1,503
Other non-current assets	9	15,933	19,096	2,768

Total non-current assets		166,719	178,123	25,826

Total assets		380,034	390,973	56,686

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB30,592 and RMB30,368 (US$4,402) as of December 31, 2021 and 2022, respectively):	1
Short-term loans	13	4,168	5,343	775
Accounts payable and accrued liabilities	12	41,384	38,014	5,512
Customer deposits and deferred revenue		13,706	13,116	1,902
Deferred income		97	72	10
Long-term loans, current portion	13	2	—	—
Convertible senior notes, current portion	15	—	8,305	1,204
Notes payable, current portion	14	10,505	6,904	1,001
Amounts due to related parties	24	1,764	5,067	735
Operating lease liabilities	16	2,862	2,809	407

Total current liabilities		74,488	79,630	11,546

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB6,286 and RMB6,663 (US$965) as of December 31, 2021 and 2022, respectively):	1
Deferred income		129	159	23
Deferred revenue		223	331	48
Amounts due to related parties	24	3,268	99	14
Long-term loans	13	12,629	13,722	1,990
Notes payable	14	43,120	39,893	5,784
Convertible senior notes	15	12,652	9,568	1,387
Deferred tax liabilities	17	3,286	2,898	420
Operating lease liabilities	16	5,569	4,810	697
Other non-current liabilities		718	2,058	299

Total non-current liabilities		81,594	73,538	10,662

Total liabilities		156,082	153,168	22,208

Commitments and contingencies	19

Redeemable noncontrolling interests	20	7,148	8,393	1,217

Equity
Class A Ordinary Shares, par value US$0.000000625 per share, 66,000,000,000 shares authorized, and 2,205,032,472 shares and 2,254,485,072 shares issued and outstanding as of December 31, 2021 and December 31, 2022, respectively	21	—	—	—
Class B Ordinary Shares, par value US$0.000000625 per share, 2,832,000,000 shares authorized, and 559,300,320 shares and 542,100,320 shares issued and outstanding as of December 31, 2021 and December 31, 2022, respectively	21	—	—	—
Additional paid-in capital		73,888	79,855	11,578
Treasury stock	21	(7,581)	(5,264)	(763)
Retained earnings	21	145,160	148,341	21,507
Accumulated other comprehensive (loss) income	21	(8)	546	79

Total Baidu, Inc. shareholders’ equity		211,459	223,478	32,401

Noncontrolling interests		5,345	5,934	860

Total equity		216,804	229,412	33,261

Total liabilities, redeemable noncontrolling interests and equity		380,034	390,973	56,686

The accompanying notes are an integral part of the consolidated financial statements.

F-
7

BAIDU, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), including number of shares, except for per share (or ADS) data)

		For the Years Ended December 31,
	Notes	2020	2021	2022	2022
		RMB	RMB	RMB	US$
Revenues:
Online marketing services		72,840	80,695	74,711	10,832
Others		34,234	43,798	48,964	7,099

Total revenues	25	107,074	124,493	123,675	17,931

Operating costs and expenses:
Cost of revenues		55,158	64,314	63,935	9,269
Selling, general and administrative		18,063	24,723	20,514	2,975
Research and development		19,513	24,938	23,315	3,380

Total operating costs and expenses		92,734	113,975	107,764	15,624

Operating profit		14,340	10,518	15,911	2,307

Other income (loss):
Interest income		5,358	5,551	6,245	905
Interest expense		(3,103)	(3,421)	(2,913)	(422)
Foreign exchange (loss) gain, net		(660)	100	(1,484)	(215)
Share of losses from equity method investments	4	(2,248)	(932)	(1,910)	(277)
Others, net	4	9,403	(1,038)	(5,737)	(832)

Total other income (loss), net		8,750	260	(5,799)	(841)

Income before income taxes		23,090	10,778	10,112	1,466
Income taxes	17	4,064	3,187	2,578	374

Net income		19,026	7,591	7,534	1,092

Less: net loss attributable to noncontrolling interests		(3,446)	(2,635)	(25)	(4)

Net income attributable to Baidu, Inc.		22,472	10,226	7,559	1,096

Earnings per share for Class A and Class B ordinary shares (Note) :	22
Basic		8.19	3.58	2.50	0.36
Diluted		8.12	3.51	2.48	0.36
Earnings per ADS (1 ADS equals 8 Class A ordinary shares) (Note) :	22
Basic		65.54	28.64	20.02	2.90
Diluted		64.98	28.07	19.85	2.88
Weighted average number of Class A and Class B ordinary shares outstanding (in millions) (Note) :	22
Basic		2,732	2,758	2,782	2,782
Diluted		2,756	2,814	2,809	2,809
Other comprehensive income (loss):	21
Foreign currency translation adjustments		1,936	(88)	(751)	(109)
Unrealized losses on available-for-sale investments, net of reclassification		(161)	(190)	(392)	(57)
Unrealized gains on derivatives		—	149	1,266	184

Other comprehensive income (loss), net of tax		1,775	(129)	123	18

Comprehensive income		20,801	7,462	7,657	1,110

Less: comprehensive loss attributable to noncontrolling interests		(3,253)	(2,557)	(456)	(66)

Comprehensive income attributable to Baidu, Inc.		24,054	10,019	8,113	1,176

Note:
Basic and diluted earnings per share and the number of shares for the year ended December 31, 2020 had been retrospectively adjusted for the Share Subdivision that took effect on March 1, 2021 as detailed in Notes 1 and 22.
The accompanying notes are an integral part of the consolidated financial statements.

F-
8

BAIDU, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	19,026	7,591	7,534	1,092
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of fixed assets and computer parts	5,772	5,884	6,477	939
Amortization and impairment of intangible assets	544	471	467	68
Deferred income tax, net	115	(449)	(99)	(14)
Share-based compensation	6,728	7,056	6,788	984
Allowance for credit losses	679	989	701	102
Investment and interest income	(11,966)	(3,930)	4,010	581
Amortization and impairment of licensed copyrights	11,864	10,083	7,781	1,128
Amortization and impairment of produced content	4,534	6,121	5,359	777
Impairment of other assets	2,928	4,445	3,058	443
Share of losses from equity method investments	2,248	932	1,910	277
Gain on disposal of subsidiaries	—	(45)	(868)	(126)
Loss (gain) on disposal of fixed assets	71	(81)	(58)	(8)
Barter transaction revenue	(1,376)	(1,244)	(876)	(127)
Accretion on convertible senior notes and asset-backed debt securities	501	618	146	21
Other non-cash expenses	739	372	598	88
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts receivable	(1,660)	(2,144)	(2,369)	(343)
Amounts due from related parties	125	(695)	264	38
Licensed copyrights	(10,528)	(9,731)	(6,144)	(891)
Produced content	(6,728)	(10,492)	(7,391)	(1,072)
Other assets	(351)	(3,644)	965	139
Customer deposits and deferred revenue	1,177	622	(460)	(67)
Accounts payable and accrued liabilities and Other non-current liabilities	208	7,141	(1,450)	(209)
Deferred income	(293)	(29)	16	2
Amounts due to related parties	(157)	281	(189)	(27)

Net cash provided by operating activities	24,200	20,122	26,170	3,794

Cash flows from investing activities:
Acquisition of fixed assets	(5,084)	(10,896)	(8,286)	(1,201)
Acquisition of businesses, net of cash acquired	(2,396)	(247)	(14)	(2)
Acquisition of intangible assets	(247)	(344)	(107)	(16)
Purchases of time deposit and held-to-maturity investments	(159,197)	(171,526)	(173,934)	(25,218)
Maturities of time deposit and held-to-maturity investments	134,299	156,700	178,831	25,928
Purchases of available-for-sale investments	(133,008)	(25,575)	(7,587)	(1,100)
Sales and maturities of available-for-sale investments	135,606	25,895	9,288	1,347
Purchases of equity investments	(4,467)	(3,395)	(3,628)	(526)
Proceeds from disposal of equity investments	6,523	9,908	1,984	288
Disposal of subsidiaries’ shares	(486)	—	270	39
Loans provided to third parties	(5)	(810)	—	—
Loans provided to related parties	—	—	(859)	(125)
Repayment of loans provided to third parties	—	810	—	—
Repayment of loans provided to related parties	917	—	—	—
Prepayments made for the acquisition of businesses	—	(12,035)	—	—
Other investing activities	(7)	71	98	14

Net cash used in investing activities	(27,552)	(31,444)	(3,944)	(572)

The accompanying notes are an integral part of the consolidated financial statements.

F-
9

BAIDU, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term loans	3,559	4,487	6,273	909
Repayments of short-term loans	(3,223)	(3,365)	(5,084)	(737)
Proceeds from long-term loans	—	12,673	—	—
Repayments of long-term loans	(709)	(7,277)	(11,451)	(1,660)
Repayment of loans borrowed from related parties	(356)	—	—	—
Proceeds from issuance of long-term notes, net of issuance costs	13,346	6,440	—	—
Repayment of long-term notes	(5,378)	—	—	—
Proceeds from issuance of convertible senior notes, net of issuance costs	5,151	633	3,449	500
Repayments of convertible senior notes	—	(4,751)	—	—
Proceeds from issuance of subsidiaries’ shares	4,662	684	1,227	178
Repurchase of ordinary shares	(13,054)	(7,581)	(1,925)	(279)
Proceeds from exercise of share options	228	335	200	29
Proceeds from issuance of redeemable noncontrolling interests	1,669	4,935	1,212	176
Acquisition of redeemable noncontrolling interests and noncontrolling interests in a subsidiary	—	(880)	(86)	(12)
Proceeds from Hong Kong listing, net of issuance costs	—	19,873	—	—
Return of equity to noncontrolling interest shareholders	—	(2,701)	—	—
Other financing activities	(230)	(109)	(205)	(30)

Net cash provided by/(used in) financing activities	5,665	23,396	(6,390)	(926)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(212)	(943)	1,729	251

Net increase in cash, cash equivalents and restricted cash	2,101	11,131	17,565	2,547

Cash, cash equivalents and restricted cash at the beginning of the year	34,439	36,540	47,671	6,912

Cash, cash equivalents and restricted cash at the end of the year	36,540	47,671	65,236	9,459

Supplemental disclosures:
Interest paid	2,204	2,542	2,690	390
Income taxes paid	3,608	3,253	3,525	511
Non-cash investing and financing activities:
Acquisition of fixed assets included in accounts payable and accrued liabilities	984	1,843	1,000	145
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	35,782	36,850	53,156	7,707
Restricted cash	758	10,821	11,330	1,643
Long-term restricted cash (Note)	—	—	750	109

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	36,540	47,671	65,236	9,459

Note
: Long-term restricted cash was included in “Other non-current assets” in the consolidated balance sheet as of December 31, 2022.
The accompanying notes are an integral part of the consolidated financial statements.

F-
10

BAIDU, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in millions of Renminbi (“RMB”), except for number of shares)

	Attributable to Baidu, Inc.
	Ordinary shares		Treasury Stock
	Number of shares (Note)	Amount	Number of shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Noncontrolling interests	Total shareholders’ equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2019	2,766,630,000	—	—	—	38,714	126,268	(1,383)	8,107	171,706
Cumulative effect of accounting change	—	—	—	—	—	(314)	—	(43)	(357)
Net income	—	—	—	—	—	22,472	—	(3,446)	19,026
Other comprehensive income	—	—	—	—	—	—	1,582	193	1,775
Business combinations	—	—	—	—	—	—	—	798	798
Issuance of shares by the Company’s subsidiaries to noncontrolling interests	—	—	—	—	2,260	—	—	2,397	4,657
Exercise of share-based awards	38,595,040	—	—	—	302	—	—	—	302
Share-based compensation	—	—	—	—	5,749	—	—	645	6,394
Dividends payable by the Company’s subsidiaries	—	—	—	—	—	—	—	(70)	(70)
Return of equity to noncontrolling interest shareholders		—	—	—	—	—	—	(2,704)	(2,704)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	(88)	—	(39)	(127)
Repurchase and retirement of ordinary shares	(126,096,000)	—	—	—	—	(13,054)	—	—	(13,054)
Equity component of convertible senior notes issued by iQIYI, net of issuance costs	—	—	—	—	208	—	—	187	395
Others	—	—	—	—	(20)	—	—	20	—

Balances at December 31, 2020	2,679,129,040	—	—	—	47,213	135,284	199	6,045	188,741

Net income	—	—	—	—	—	10,226	—	(2,635)	7,591
Other comprehensive loss	—	—	—	—	—	—	(207)	78	(129)
Issuance of ordinary shares, net of issuance costs	95,000,000	—	—	—	19,873	—	—	—	19,873
Issuance of shares by the Company’s subsidiaries to noncontrolling interests	—	—	—	—	279	—	—	432	711
Acquisition of redeemable noncontrolling interests and noncontrolling interests	—	—	—	—	(692)	—	—	727	35
Exercise of share-based awards	47,547,280	—	—	—	292	—	—	—	292
Share-based compensation	—	—	—	—	6,895	—	—	613	7,508
Dividends paid and payable by the Company’s subsidiaries	—	—	—	—	—	—	—	(51)	(51)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	(350)	—	(41)	(391)
Repurchase of ordinary shares	(57,343,528)	—	57,343,528	(7,581)	—	—	—	—	(7,581)
Reclassification from mezzanine equity to ordinary shares	—	—	—	—	—	—	—	153	153
Equity component of convertible senior notes issued by iQIYI, net of issuance costs	—	—	—	—	25	—	—	24	49
Others	—	—	—	—	3	—	—	—	3

Balances at December 31, 2021	2,764,332,792	—	57,343,528	(7,581)	73,888	145,160	(8)	5,345	216,804

Note:
The number of shares for the year ended December 31, 2020 has been retrospectively adjusted for the Share Subdivision that took effect on March 1, 2021 as detailed in Notes 1 and 22.
The accompanying notes are an integral part of the consolidated financial statements.

F-
11

BAIDU, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)
(Amounts in millions of Renminbi (“RMB”) except for number of shares)

	Attributable to Baidu, Inc.
	Ordinary shares		Treasury Stock
	Number of shares (Note)	Amount	Number of shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Noncontrolling interests	Total shareholders’ equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balances at December 31, 2021	2,764,332,792	—	57,343,528	(7,581)	73,888	145,160	(8)	5,345	216,804
Cumulative effect of accounting change (Note 15)	—	—	—	—	(738)	398	13	(309)	(636)
Net income	—	—	—	—	—	7,559	—	(25)	7,534
Other comprehensive income	—	—	—	—	—	—	541	(431)	110
Issuance of shares by the Company’s subsidiaries to noncontrolling interests	—	—	—	—	224	—	—	1,024	1,248
Acquisition of noncontrolling interests	—	—	—	—	(3)	—	—	(83)	(86)
Exercise of share-based awards	49,560,000	—	(25,242,088)	4,242	132	(4,199)	—	—	175
Share-based compensation	—	—	—	—	6,354	—	—	412	6,766
Dividends paid and payable by the Company’s subsidiaries	—	—	—	—	—	—	—	(20)	(20)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	(591)	—	(2)	(593)
Disposal of subsidiaries’ shares	—	—	—	—	—	14	—	23	37
Repurchase of ordinary shares	(17,307,400)	—	17,307,400	(1,925)	—	—	—	—	(1,925)
Others	—	—	—	—	(2)	—	—	—	(2)
Balances at December 31, 2022	2,796,585,392	—	49,408,840	(5,264)	79,855	148,341	546	5,934	229,412

Balances at December 31, 2022, in US$		—		(763)	11,578	21,507	79	860	33,261

Note:	The number of shares for the y e ar ended December 31, 2020 has been retrospectively adjusted for the Share Subdivision that took effect on March 1, 2021 as detailed in Notes 1 and 22.
The accompanying notes are an integral part of the consolidated financial statements

F-
12

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

1.	ORGANIZATION AND BASIS OF PRESENTATION
Baidu, Inc. (“Baidu” or the “Company”) was incorporated under the laws of the Cayman Islands on January 18, 2000. The Company, its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs are hereinafter collectively referred to as the “Group.”
As of December 31, 2022, the Company has subsidiaries incorporated in countries and jurisdictions including mainland China, Hong Kong, Japan, Cayman Islands and British Virgin Islands (“BVI”). As of December 31, 2022, the Company also effectively controls a number of VIEs through the Primary Beneficiaries, as defined below. The VIEs include:

•	Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”), controlled by the Company;

•	Beijing Perusal Technology Co., Ltd. (“Beijing Perusal”), controlled by the Company;

•	Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI”), and other VIEs controlled by iQIYI, Inc. (“iQIYI VIEs”); and

•	Other VIEs controlled by the Company or the Company’s subsidiaries.
The Group’s operations are consisting of Baidu Core and iQIYI. Baidu Core offers online marketing services, and other services including cloud services and other growth initiatives including intelligent driving, Xiaodu smart devices, etc. iQIYI is an innovative market-leading online entertainment service in China and offers membership services, online advertising services, content distribution and other services. iQIYI’s platform features iQIYI original content, as well as a comprehensive library of other professionally produced content (PPC), professional user generated content (PUGC) and user-generated content. The Group’s principal geographic market is in mainland China. The Company does not conduct any substantive operations of its own, but conducts its primary business operations through its subsidiaries incorporated in mainland China and contractual arrangements with the variable interest entities based in mainland China.
The Group’s internet content services, value-added telecommunication-based services, internet map services, online audio and video services, and mobile application distribution businesses in mainland China have been conducted through the applicable VIEs in order to comply with the laws and regulations of mainland China, which restrict and impose conditions on foreign direct investment in companies involved in the provision of such businesses. To comply with these foreign ownership restrictions, the Group operates its websites and primarily provides services subject to such restriction in mainland China through the VIEs, the mainland China legal entities that were established or whose equity shares were held by the individuals authorized by the Group. The paid-in
capital of the VIEs was mainly funded by the Company or its subsidiaries through loans extended to the authorized individuals who were the shareholders of the VIEs. The Company or its subsidiaries has entered into proxy agreements/shareholder voting rights trust agreements/ powers of attorney and exclusive equity purchase and transfer option agreement or exclusive purchase option agreement with the VIEs and nominee shareholders of the VIEs, which give the Primary Beneficiaries the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the laws of mainland China, respectively. Certain exclusive agreements have been entered into with the VIEs through the Primary Beneficiaries or their wholly-owned subsidiaries in mainland China, which obligate the Primary Beneficiaries to absorb losses or receive economic benefits of the VIEs’ that could potentially be significant to the VIEs or entitle the Primary Beneficiaries to receive economic benefits from the VIEs that could potentially be significant to the VIEs. In addition, the Group has entered into certain agreements with the shareholders of the VIEs through the Primary Beneficiaries or their wholly-owned subsidiaries, including loan agreements for the paid-in capital
of the VIEs and equity pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

The shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Primary Beneficiaries. In addition, through the other exclusive agreements, which consist of exclusive equity purchase and transfer option agreements/exclusive purchase option agreements, commitment letters, operating agreements/business operation agreements, exclusive technology consulting and services agreements and license agreements, the Primary Beneficiaries, by themselves or their wholly-owned subsidiaries in mainland China, demonstrate their ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the VIEs. The VIEs are subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) Topic 810,
 Consolidation
.
Unrecognized revenue-producing assets held by the VIEs include certain internet content provisions and other licenses, domain names and trademarks. The internet content provisions and other licenses, which are held by the VIEs that provide the relevant services, are required under the relevant laws of mainland China, rules and regulations for the operation of Internet businesses in mainland China, and therefore are integral to the Company’s operations.
The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the Primary Beneficiaries are further described below.
Proxy Agreements/Shareholder Voting Rights Trust Agreements/Powers of Attorney
Pursuant to the proxy agreement between the Company and the shareholders of Baidu Netcom, the shareholders of Baidu Netcom agreed to entrust all the rights to exercise their voting power and any other rights as shareholders of Baidu Netcom to the person(s) designated by the Company. The shareholders of Baidu Netcom have each executed an irrevocable power of attorney to appoint the person(s) designated by the Company as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval. Any action taken by such attorney-in-fact in relation to the entrusted rights shall be directed and approved by the company. The proxy agreement would be in effect for an unlimited term unless terminated in writing by the Company. The power of attorney would be in effect for as long as the shareholders of Baidu Netcom hold any equity interests in Baidu Netcom.
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
Exclusive Equity Purchase and Transfer Option Agreements/ Exclusive Purchase Option Agreements
Pursuant to the exclusive equity purchase and transfer option agreement amongst the shareholders of Baidu Netcom, the Company and Baidu Online, the shareholders of Baidu Netcom irrevocably granted the Company or its designated person(s) (including Baidu Online) an exclusive option to purchase, to the extent permitted under the laws of mainland China, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable laws of mainland China. The shareholders of Baidu Netcom must remit to Baidu Online any amount that is paid by Baidu Online in connection with the purchased equity interest as requested by the Company or its designated person(s) (including Baidu Online) to the extent permitted by the applicable laws. The Company or its designated person(s)

F-1
4

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

have sole discretion to decide when to exercise the option, whether in part or in full. Any and all dividends and other capital distributions made by Baidu Netcom to its shareholders must be repaid to the Company in full amount. The Company or its designated person(s) (including Baidu Online) also have the exclusive right to cause the shareholders of Baidu Netcom to transfer their equity interest in Baidu Netcom to the Company or any designated third party. The Company would provide unlimited financial support to Baidu Netcom if, in the normal operation of business, Baidu Netcom would become in need of any form of reasonable financial support. If Baidu Netcom were to incur any loss and as a result cannot repay any loans from the Company (through Baidu Online), the Company will unconditionally forgive any such loans to Baidu Netcom given that Baidu Netcom provides sufficient proof for its loss and incapacity to repay. In addition, the shareholders of Baidu Netcom must appoint the candidates recommended by Baidu Online as their representatives on Baidu Netcom’s board of directors. The agreement will terminate when the shareholders of Baidu Netcom have transferred all their equity interests in Baidu Netcom to the Company or its designated person(s) or upon expiration of the term of business of the Company or Baidu Netcom.
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
Exclusive Technology Consulting and Services Agreements
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
Each of the exclusive technology consulting and services agreements between Baidu Online or other subsidiaries and Beijing Perusal or other VIEs, including iQIYI VIEs, contains substantially the same terms as those described above, except the basis of determining the service fees may differ and that the original term of the exclusive technology consulting and services agreement between Beijing QIYI Century and Beijing iQIYI dated November 23, 2011 is ten years, and has been extended for another ten years to November 23, 2031 in December 2020, and can be further renewed at the discretion of Beijing QIYI Century.
Operating Agreements/Business Operation Agreements
Pursuant to the operating agreement amongst Baidu Online, Baidu Netcom and the shareholders of Baidu Netcom, Baidu Online provides guidance and instructions on Baidu Netcom’s daily operations, financial affairs and employment and dismissal of staff. In addition, Baidu Online agrees to guarantee Baidu Netcom’s performance under any agreements or arrangements relating to Baidu Netcom’s business arrangements with any third party. In return, Baidu Netcom agrees that without the prior consent of Baidu Online, Baidu Netcom will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Baidu Netcom, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a

F-1
5

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

third party or transfer of any agreements relating to its business operation to any third party. The agreement will be in effect for an unlimited term, until the term of business of Baidu Online or Baidu Netcom expires and extension is denied by the relevant approval authorities.
The operating agreement amongst Baidu Online, Beijing Perusal and its shareholders contains substantially the same terms as those described above.
Pursuant to the amended and restated business operation agreement amongst Beijing QIYI Century, Beijing iQIYI and its shareholder, Beijing QIYI Century provides guidance and instructions on Beijing iQIYI’s daily operations and financial affairs. In addition, Beijing QIYI Century agrees to guarantee Beijing iQIYI’s performance under any agreements or arrangements relating to Beijing iQIYI’s business arrangements with any third party. The agreement can only be unilaterally revoked by Beijing QIYI Century. The original term of the agreement dated January 30, 2013 is ten years, which has been extended for another ten years to January 30, 2033 in December 2020, and can be further renewed at Beijing QIYI Century’s discretion.
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
Pursuant to loan agreements amongst the shareholders of Baidu Perusal and Baidu Online, the amount of loans extended to the respective shareholders of Beijing Perusal is RMB3.2 billion (US$464 million). The term of the loan agreements will expire on March 30, 2028 and October 29, 2029, and can be extended with the written consent of both parties before its expiration. Each of the loan agreements amongst Baidu Online or other subsidiaries and the respective shareholders of Beijing Perusal or other VIEs, including iQIYI VIEs, contains substantially the same terms as those described above, except that the amount of the loans and the contract expiration date varies. The term of the loan agreement amongst Beijing QIYI Century Science & Technology Co., Ltd (“Beijing QIYI Century”, a wholly-owned foreign enterprise of iQIYI) and the shareholder of Beijing iQIYI expires on June 23, 2021 originally, which was extended in December 2020 for another ten years to June 23, 2031 and can be further extended upon the written notification from Beijing QIYI Century.
Equity Pledge Agreements
Pursuant to the equity pledge agreement between Baidu Online and the shareholders of Baidu Netcom, the shareholders of Baidu Netcom pledged all of their equity interests in Baidu Netcom to Baidu Online to guarantee their obligations under the loan agreement and Baidu Netcom’s performance of its obligations under the exclusive technology consulting and services agreement. If Baidu Netcom or its shareholders breach their respective contractual obligations, Baidu Online, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of Baidu Netcom agreed not to dispose of the pledged equity interests or take any actions that would prejudice Baidu Online’s interest. The equity pledge agreement will terminate on the date when Baidu Netcom and its shareholders have completed all their respective obligations under the exclusive technology consulting and services agreement and the loan agreement, but such agreement will expire two years after expiration of the term of the obligations of Baidu Netcom and its shareholders under the exclusive technology consulting and service agreement and the loan agreements if they fail to fulfill such obligations thereunder.

F-1
6

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Each of the equity pledge agreements amongst Baidu Online or other subsidiaries and the shareholders of Beijing Perusal or other VIEs, including iQIYI VIEs, contains substantially the same terms, including its term to expiration, as those described above.
Business Cooperation Agreement
Pursuant to the business cooperation agreement amongst Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing iQIYI agrees to provide Beijing QIYI Century with services, including internet information services, online advertising and other services reasonably necessary within the scope of Beijing QIYI Century’s business. Beijing iQIYI agrees to use technology services provided by Beijing QIYI Century on its platform, including but not limited to, P2P download and video on-demand systems. Beijing QIYI Century agrees to pay specified service fees to Beijing iQIYI as consideration for the internet information services and other services provided by Beijing iQIYI. Beijing iQIYI has the right to waive the service fees at its discretion. The original term of this agreement is ten years, which has been extended for another ten years to November 23, 2031, and can be further renewed at Beijing QIYI Century’s discretion.
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
Baidu Online entered into web layout copyright license agreements with Beijing Perusal. Each of the license agreements between Baidu Online and Beijing Perusal or other VIEs contains substantially the same terms as those described above. Each of the web layout copyright license agreements were renewed in 2013 and would be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.
Pursuant to the trademark license agreement and the software usage license agreement amongst Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing QIYI Century granted a non-exclusive
and
non-transferable
license, without sublicensing rights, to Beijing iQIYI to use its trademarks and software. Beijing iQIYI may only use the licenses in its own business operations. Beijing QIYI Century has the right to adjust the service fees at its sole discretion. The initial term of the two agreements is five years and the software usage license agreement may be extended upon the written consent of Beijing QIYI Century. The trademark license agreement is automatically extended for successive one-year
periods after its expiration unless Beijing QIYI Century early terminates the agreement in accordance with the provisions of the agreement. The software usage license agreement was extended for another five years after its initial term, and was extended for another ten years to December 1, 2031, and is further renewable at the discretion of Beijing QIYI Century.
Commitment Letters
Pursuant to the commitment letter dated January 30, 2013, under the condition that Beijing iQIYI remains as a variable interest entity of iQIYI under United States generally accepted accounting principles (“U.S. GAAP”) and the relevant contractual arrangements remain in effect, iQIYI commits to provide unlimited financial support

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

to Beijing iQIYI, if Beijing iQIYI requires any form of reasonable financial support for its normal business operations. If Beijing iQIYI incurs any losses and as a result cannot repay its loans from iQIYI and Beijing QIYI Century, one of iQIYI’s subsidiaries, iQIYI and Beijing QIYI Century would unconditionally forgive their loans to Beijing iQIYI, if Beijing iQIYI provides sufficient proof for its loss and incapacity to repay.
The commitment letters executed by other iQIYI VIEs contain terms similar to the terms described above.
Through the contractual arrangements, the shareholders of the VIEs effectively assigned their full voting rights to the Company or its subsidiaries, which gives the Company or its subsidiaries the power to direct the activities that most significantly impact the VIEs’ economic performance. The Company or its subsidiaries obtain the ability to approve decisions made by the VIEs and the ability to acquire the equity interests in the VIEs when permitted by the laws of mainland China. The Company or its subsidiaries are obligated to absorb losses or receive economic benefits of the VIEs that could potentially be significant to the VIEs through providing unlimited financial support to the VIEs or are entitled to receive economic benefits from the VIEs that could potentially be significant to the VIEs through the exclusive technology consulting and service fees. As a result of these contractual agreements, the Company or its subsidiaries are determined to be the primary beneficiary of the VIEs and consolidates the VIEs as required by ASC Topic 810,
Consolidation
.
Through the contractual arrangements, the shareholders of the iQIYI VIEs effectively assigned all of their voting rights underlying their equity interest in iQIYI VIEs to iQIYI. In addition, through the other exclusive agreements, which consist of the operation agreements, business cooperating agreements, exclusive technology consulting and services agreements and trademark and software usage license agreements, iQIYI, through its wholly-owned subsidiaries in mainland China, have the right to receive economic benefits from iQIYI VIEs that potentially could be significant to iQIYI VIEs. Lastly, through the commitment letters, iQIYI has the obligation to absorb losses of iQIYI VIEs that could potentially be significant to iQIYI VIEs. Therefore, iQIYI is considered the primary beneficiary of iQIYI VIEs and consolidates iQIYI VIEs and their subsidiaries
.
In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs of the Company is in compliance with the laws and regulations of mainland China; (ii) the contractual arrangements with the VIEs and their shareholders constituted legal, valid and binding obligations of such party, and is enforceable against such party in accordance with their respective terms; and (iii) the execution, delivery and performance by the VIEs and their shareholders, and the contractual arrangements as a whole, do not result in any violation of the provisions of the articles of association and business licenses of the VIEs, and any violation of any current laws and regulations of mainland China.
However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of any existing and/or future laws or regulations of mainland China and could limit the Company’s ability, through the Primary Beneficiaries, to enforce its rights under these contractual arrangements. Furthermore, shareholders of the VIEs may have interests that are different with those of the Company, which could potentially increase the risk that they would seek to breach the existing terms of the aforementioned agreements.
On January 1, 2020, the Foreign Investment Law came into effect and became the principal laws and regulations governing foreign investment in mainland China. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all
provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. There are uncertainties regarding the interpretation of the Foreign Investment Law with respect to the contractual arrangements as a form of foreign investment. Since the VIEs’ internet content services, value-added telecommunication-based services, internet map services, online audio and

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

video services and mobile application distribution businesses in mainland China are included in the negative list or subject to the restrictions on foreign investment, if any of the VIEs would be deemed as a foreign invested enterprise, the Company’s current organizational structure could be in violation of existing and/or future laws or regulations of mainland China and could limit the Company’s ability, through the Primary Beneficiaries, to enforce its rights under these contractual arrangements with the VIEs and the Company’s ability to conduct business through the VIEs could be severely limited.
In addition, if the current organizational structure or any of the contractual arrangements were found to be in violation of any existing and/or future laws or regulations of mainland China, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or discontinue the Company’s operating activities. The imposition of any of these or other penalties may cause the Company to lose its right to direct the activities that most significantly impact the VIEs and/or the right to receive economic benefits that could potentially be significant to the VIEs based on the contractual arrangements, which may result in the Company no longer being able to consolidate the financial results of the VIEs in the consolidated financial statements.
Furthermore, shareholders of the VIEs may have interests that are different with those of the Company, which could potentially increase the risk that they would seek to breach the existing terms of the aforementioned agreements.

F-1
9

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

The following tables set forth the financial statement balances and amounts of the VIEs and their subsidiaries included in the consolidating financial statements after the elimination of intercompany balances and transactions among VIEs and their subsidiaries within the Group.

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(In millions)
Assets
Cash and cash equivalents	2,879	3,781	548
Short-term investments, net	2,986	4,650	674
Accounts receivable, net	7,490	8,408	1,219
Others	8,074	8,487	1,230

Total current assets	21,429	25,326	3,671

Fixed assets, net	8,905	7,624	1,105
Intangible assets, net	1,614	1,209	175
Licensed copyrights, net	2,289	1,952	283
Produced content, net	10,426	12,534	1,817
Long-term investments, net	22,998	18,157	2,633
Long-term time deposits and held-to-maturity investments	—	300	43
Investments in subsidiaries	106	—	—
Operating lease right-of-use assets	7,076	5,460	792
Others	10,697	10,829	1,569

Total non-current assets	64,111	58,065	8,417

Total	85,540	83,391	12,088

Liabilities
Accounts payable and accrued liabilities	18,352	15,749	2,283
Customer deposits and deferred revenue	6,050	7,387	1,071
Operating lease liabilities	2,619	2,554	370
Others	3,571	4,678	678

Total current third-party liabilities	30,592	30,368	4,402

Operating lease liabilities	5,253	4,565	662
Others	1,033	2,098	303

Total non-current third-party liabilities	6,286	6,663	965

Amounts due to the entities within Baidu (1)	19,744	18,743	2,718

Total	56,622	55,774	8,085

Note:
(1)	It represents the elimination of intercompany balances among Baidu, Inc., our subsidiaries and the VIEs and VIEs’ subsidiaries.

F-
20

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(In millions)
Total revenues	52,666	61,380	62,121	9,007
Net income (loss)	2,091	(220)	212	31
Net cash provided by operating activities	4,616	4,121	2,938	426
Net cash used in investing activities	(8,382)	(7,551)	(1,898)	(275)
Net cash provided by/(used in) financing activities	3,859	3,999	(64)	(9)
As of December 31, 2022 there was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs, other than aforementioned in the equity pledge agreements and collateralization of a VIE’s office building or restricted cash for iQIYI’s short-term loans (Note 13). The amount of the net assets of the VIEs was RMB
27.6
 billion (US$
4.0
 billion) as of December 31, 2022. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Company in normal course of business. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented.
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
80 shares of a par value of US$0.000000625 each (the “Share Subdivision”). Following the Share Subdivision, the authorized share capital of the Company became US$43,520 divided into 66,000,000,000 Class A ordinary shares of a par value of US$0.000000625 each, 2,832,000,000 Class B ordinary shares of a par value of US$0.000000625 each and 800,000,000 preferred shares of a par value of US$0.000000625 each. The number of issued and unissued Class A ordinary shares, Class B ordinary shares and preferred shares as disclosed elsewhere in the consolidated financial statements are presented on a basis after taking into account the effects of the Share Subdivision and have been retrospectively adjusted, where applicable. Simultaneously with the Share Subdivision, the change in ratio of the Company’s ADS to Class A ordinary share (the “ADS Ratio Change”) also became effective. Following the ADS Ratio Change, each ADS now represents eight Class A ordinary shares. Previously, ten ADSs represented one Class A ordinary share. Given that the ADS Ratio Change was exactly proportionate to the Share Subdivision, no new ADSs were issued to any ADS holder and the total number of the Company’s outstanding ADSs remains unchanged immediately after the Share Subdivision and the ADS Ratio Change became effective.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and subsidiaries of the VIEs. All inter-company transactions and balances between the Company, its subsidiaries,

F-
21

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

VIEs and subsidiaries of the VIEs have been eliminated upon consolidation. The Group included the results of operations of the acquired businesses from their respective dates of acquisition.
Comparative Information
The Group separately discloses “Long-term time deposits and held-to-maturity investments” in the consolidated balance sheet as of December 31, 2022 and the comparative information has been adjusted to conform with the current year’s presentation to facilitate comparison.
Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the standalone selling prices of performance obligations and amounts of variable considerations of revenue contracts, the allowance for credit losses of accounts receivable, contract assets, receivables from online payment agencies, amounts due from related parties and debt securities, fair values of certain debt and equity investments, future viewership consumption patterns and useful lives of licensed copyrights and produced content, future revenues generated by the broadcasting and sublicensing rights of content assets (licensed and produced), ultimate revenue of produced content predominantly monetized on its own, fair values of licensed copyrights and produced contents monetized as a film group or individually, fair value of nonmonetary content exchanges, the useful lives of our property and equipment, impairment of long-lived assets, long-term investments and goodwill, the purchase price allocation and fair value of pre-existing
equity interests, noncontrolling interests and redeemable noncontrolling interests , deferred tax valuation allowance, the fair value of share-based awards and estimated forfeitures for share-based awards among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.
Change in Accounting Estimate
In 2021, the
Group
reviewed and revised the estimated useful life of its servers from four years to five years. As a result of these revisions, depreciation expense decreased by RMB982 million, net income increased by RMB814 million, and basic and diluted net earnings per Class A and Class B ordinary share increased by RMB0.28 and RMB0.28, respectively, for the year ended December 31, 2021.
Currency Translation for Financial Statements Presentation
Translations of amounts from RMB into U.S. dollars (US$) for the convenience of the reader have been calculated at the exchange rate of RMB6.8972 per US$1.00 on December 30, 2022, the last business day in fiscal year 2022, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.
Foreign Currency
The Company’s functional currency is the US$. The Company’s subsidiaries, VIEs and subsidiaries of the VIEs determine their functional currencies based on the criteria of ASC Topic 830,
Foreign Currency Matters
. The Group uses the RMB as its reporting currency. The Group uses the exchange rate as of the balance sheet date to translate its assets and liabilities and the average daily exchange rate for each month to translate its income and

F-
22

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

expense items to reporting currency. Any translation gains (losses) are recorded in other comprehensive income (loss). Transactions denominated in foreign currencies are measured and recorded into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies other than functional currency are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings as a component of “Other income, net.”
Segment Reporting
As of December 31, 2021 and 2022, the
Group
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
The Group’s chief executive officer, who has been identified as the chief operating decision marker (“CODM”), reviews the operating results of Baidu Core and iQIYI, to allocate resources and assess the Group’s performance. Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC Topic 280,
 Segment Reporting.
Business Combinations
The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805,
Business Combinations
. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interests in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.
In a business combination achieved in stages, the Group remeasures its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement
gain or loss, if any, is recognized in “Others, net” in the consolidated statements of comprehensive income.
The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.

F-2
3

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents
Cash and cash equivalents primarily consist of cash, money market funds, investments in interest bearing demand deposit accounts, time deposits and highly liquid investments with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value.
Restricted cash
Restricted cash mainly represents amounts deposited and held in escrow for the acquisition of YY live which has not been closed yet and restricted deposits used as security against convertible senior notes.
In the event that the obligation to maintain such restricted deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets, included in “Restricted cash” in the consolidated balance sheets. Otherwise, they are classified as non-current assets, included in “Other non-current assets” in the consolidated balance sheets.
Accounts Receivable and Contract Assets, net
Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses. The Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer is recognized as a contract asset. The Group maintains an allowance for credit losses in accordance with ASC Topic 326,
Credit Losses
(“ASC 326”) and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance is classified as “Selling, general and administrative” in the consolidated statements of comprehensive income. The Group assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances and contract assets balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers.
Receivables from Online Payment Agencies, net
Receivables from online payment agencies are funds due from the third-party online payment service providers for clearing transactions and are included in “Other current assets, net” on the consolidated balance sheets. Funds were paid or deposited by customers or users through these online payment agencies for services provided by the Group. The Group considers and monitors the credit worthiness of the third-party payment service providers and recognizes credit losses based on ongoing credit evaluations. Receivable balances are written off when they are deemed uncollectible. As of December 31, 2021 and 2022, allowance for credit losses provided for the receivables from online payment agencies were insignificant.

F-2
4

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Investments
Short-term
investments
All highly liquid investments with original maturities less than twelve months are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments.
The Group accounts for short-term debt investments in accordance with ASC Topic 320,
Investments – Debt Securitie
s (“ASC 320”)
.
The Group classifies the short-term investments in debt securities as held-to-maturity,
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
Securities that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity
securities and stated at amortized cost less allowance for credit losses.
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
The allowance for credit losses of the held-to-maturity debt securities reflects the Group’s estimated expected losses over the contractual lives of the held-to-maturity debt securities and is charged to “Others, net” in the consolidated statements of comprehensive income. Estimated allowance for credit losses is determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2021 and 2022, the allowance for credit losses provided for the held-to-maturity debt securities held by the Group was
RMB338 million and RMB277 million (US$40 million), respectively.
Long-term investments
The Group’s long-term investments consist of equity method investments, equity investments with readily determinable fair value, equity investments without readily determinable fair value, equity investments in private equity funds, other investments accounted for at fair value and available-for-sale
debt investments.
Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323,
Investments-Equity Method and Joint Ventures
(“ASC 323”). Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. The Group subsequently adjusts the carrying amount of its investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment and its share of each equity investee’s movement in accumulated other comprehensive income or loss is recognize in other comprehensive income (loss). When calculating its proportionate share of each equity investee’s net

F-2
5

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

income or loss, the Group adjusts the net income or loss of equity investee to include accretion of preferred stock that is classified in temporary equity in the investee’s financial statements, into earnings. The Group will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When the Group has other investments in its equity-method investee and is not required to advance additional funds to that investee, the Group would continue to report its share of equity method losses in its consolidated statements of comprehensive income after its equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of the Group’s other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference. The Group adopted a one-quarter
lag in reporting for its share of equity income/(loss) in majority of its equity method investees.
The Group evaluates its equity method investments for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Group when determining whether an investment has been other-than-temporarily-impaired, include, but are not limited to, the length of the time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the investee, and the Group’s intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary and is allocated to the individual net assets underlying equity method investments in the following order: 1) reduce any equity method goodwill to zero; 2) reduce the individual basis differences related to the investee’s long-lived assets pro rata based on their amounts relative to the overall basis difference at the impairment date; and 3) reduce the individual basis difference of the investee’s remaining assets in a systematic and rational manner.
For equity investments in private equity funds, over which the Group does not have the ability to exercise significant influence, are measured using the net asset value per share based on the practical expedient in ASC Topic 820,
Fair Value Measurements and Disclosures
(“ASC 820”) (“NAV practical expedient”).
For equity securities without readily determinable fair value and do not qualify for the NAV practical expedient, the Group elects to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by the Group; and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in “Others, net” in the consolidated statements of comprehensive income.
For equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair

F-2
6

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.
In accordance with ASC Subtopic
946-320,
Financial Services—Investment Companies, Investments—Debt and Equity Securities
(“ASC
946-320”)
,
the Group accounts for long-term equity investments in unlisted companies held by consolidated investment companies at fair value. These investments were initially recorded at their transaction price net of transaction costs, if any. Fair values of these investments are re-measured
at each reporting date in accordance with ASC 820.
Available-for-sale
debt investments are convertible debt instruments issued by private companies and investments in preferred shares that are currently redeemable at the Group’s option, which are measured at fair value. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive income (loss).
Long-term time deposit and
held-to-maturity
investments
Long-term time deposits and held-to-maturity securities are mainly deposits in commercial banks and wealth management products issued by commercial banks and other financial institutions with maturities of greater than one year.
Investments in debt securities with maturities of greater than one year that the Group has positive intent and ability to hold to maturity are classified as long-term held-to-maturity
investments and stated at amortized cost less allowance for credit losses.
Fair Value Measurements of Financial Instruments
Financial instruments are in the form of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from and due to related parties, other receivables, long-term investments, the carrying values of the aforementioned financial instruments included in current assets and liabilities approximate their respective fair values because of their general short maturities. The carrying amounts of long-term loans approximate fair values as the related interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The fair value of long-term investments, notes payable and convertible senior notes that are not reported at fair value are disclosed in Note 26.
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
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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
Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest costs capitalized for the years ended December 31, 2020, 2021 and 2022 were insignificant.
Licensed Copyrights, net
Licensed copyrights consist of professionally-produced content such as films, television series, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by the Group in accordance with the conditions of the license agreement and the content is available for its first showing on the Group’s platforms. Licensed copyrights are presented on the consolidated balance sheets as current and non-current
based on estimated time of usage.
The Group’s licensed copyrights include the right to broadcast and, in some instances, the right to sublicense. The broadcasting right, refers to the right to broadcast the content on its own platforms and the sublicensing right, refers to the right to sublicense the underlying content to external parties. When licensed copyrights include both broadcasting and sublicensing rights, the content costs are allocated to these two rights upon initial recognition, based on the relative proportion of the estimated total revenues that will be generated by each right over its estimated useful lives.
For the right to broadcast the contents on its own platforms that generates online advertising and membership services revenues, based on factors including historical and estimated future viewership patterns, the content costs are amortized using an accelerated method by content categories over the shorter of each content’s contractual period or estimated useful lives within ten years, beginning with the month of first availability. Content categories accounting for most of the Group’s content include newly released drama series, newly released movies, animations, library drama series and library movies. Estimates of future viewership consumption patterns and estimated useful lives are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization patterns are accounted for as a change in accounting estimate prospectively in accordance with ASC Topic 250,
Accounting Changes and Error Corrections
(“ASC 250”). For the right to sublicense the content to external parties that generates direct content distribution revenues, the content costs are amortized based on its estimated usage pattern and recorded as cost of revenues.
Produced Content, net
The Group produces original content
in-house
and collaborates with external parties. Produced content primarily consists of films, episodic series, variety shows and animations. The costs incurred in the physical production of

F-2
8

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

original content include direct production costs, production overhead and acquisition costs. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred. Participation costs are accrued using the individual-film-forecast-computation method, which recognizes the costs in the same ratio as the associated ultimate revenue. Production costs for original content that are predominantly monetized in a film group are capitalized. Production costs for original content predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenues expected to be earned (“ultimate revenue”); otherwise, they are expensed as cost of revenues. Ultimate revenue estimates include revenue expected to be earned from all sources, including exhibition, licensing, or exploitation of produced content if the Group has demonstrated a history of earning such revenue. The Group estimates ultimate revenue to be earned during the estimated useful lives of produced content based on anticipated release patterns and historical results of similar produced content, which are identified based on various factors, including cast and crew, target audience and popularity. The capitalized production costs are reported separately as noncurrent assets with caption of “Produced content, net” on the consolidated balance sheets. Based on factors including historical and estimated future viewership consumption patterns, the Group amortizes film costs for produced content that is predominantly monetized in a film group. For produced content that is monetized on its own, the Group considers historical and estimated usage patterns to determine the pattern of amortization for film costs. Based on the estimated patterns, the Group amortizes produced content using an accelerated method over its estimated useful lives within ten years, beginning with the month of first availability and such costs are included in “Cost of revenues” in the consolidated statements of comprehensive income.
Impairment of licensed copyrights and produced content
The Group’s business model is mainly subscription and advertising based, as such the majority of the Group’s content assets (licensed copyrights and produced content) are predominantly monetized with other content assets, whereas a smaller portion of the Group’s content assets are predominantly monetized at a specific title level such as variety shows and investments in a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Because the identifiable cash flows related to content launched on the Group’s Mainland China platform are largely independent of the cash flows of other content launched on the Group’s overseas platform, the Group has identified two separate film groups. The Group reviews its film groups and individual content for impairment when there are events or changes in circumstances that indicate the fair value of a film group or individual content may be less than its unamortized costs. Examples of such events or changes in circumstances include, a significant adverse change in technological, regulatory, legal, economic, or social factors that could affect the fair value of the film group or the public’s perception of a film or the availability of a film for future showings, a significant decrease in the number of subscribers or forecasted subscribers, or the loss of a major distributor, a change in the predominant monetization strategy of a film that is currently monetized on its own, actual costs substantially in excess of budgeted costs, substantial delays in completion or release schedules, or actual performance subsequent to release failing to meet expectations set before release such as a significant decrease in the amount of ultimate revenue expected to be recognized.
When such events or changes in circumstances are identified, the Group assesses whether the fair value of an individual content (or film group) is less than its unamortized film costs, determines the fair value of an individual content (or film group) and recognizes an impairment charge for the amount by which the unamortized capitalized costs exceed the individual content’s (or film group’s) fair value. The Group mainly uses a discounted cash flow approach to determine the fair value of an individual content or film group, for which the most significant inputs include the forecasted future revenues, costs and operating expenses attributable to an individual content or the film group and the discount rate. An impairment loss attributable to a film group is

F-2
9

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

allocated to individual licensed copyrights and produced content within the film group on a pro rata basis using the relative carrying values of those assets as the Group cannot estimate the fair value of individual contents in the film group without undue cost and effort.
Impact of
COVID-19
In 2020, the Group’s operations were significantly affected by the COVID-19 pandemic. The Group’s online marketing revenues declined compared to the prior period mainly due to weakness in online marketing demand as the customers in certain industries are negatively impacted by COVID-19. The Group’s online marketing services been gradually recovering in 2021, underpinned by improved advertiser sentiment, following the effective control of the domestic outbreaks, the resumption of business activities and the gradual recovery of the general economy in China. However, in 2022, there have been outbreaks of COVID-19 cases from time to time, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. The Group’s online marketing revenues in 2022 declined from 2021 primarily due to the resurgence of COVID-19 in certain cities in China. In addition, increased market volatility has contributed to larger fluctuations in the valuation of the Group’s equity investments. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the COVID-19 pandemic impacts the Group’s long-term results will depend on future developments which are highly uncertain, unpredictable and beyond the Group’s control, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future governmental actions that may be taken in response to these developments, such as measures to stimulate the general economy to improve business conditions, especially for SMEs. As a result, certain of the Group’s estimates and assumptions, including the allowance for credit losses, the valuation of certain debt and equity investments, long-term investments, content assets and long-lived assets subject to impairment assessments, require significant judgments and involve a higher degree of variability and volatility that could result in material changes to the Group’s current estimates in future periods.
Goodwill and Intangible Assets
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Group assesses goodwill for impairment in accordance with ASC Subtopic
350-20,
Intangibles—Goodwill and Other: Goodwill
(“ASC
350-20”),
which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC
350-20.
As of December 31, 2020, the Group has

two
reporting units, consisting of Baidu Core and iQIYI. In the fourth quarter of 2021, the Group changed its reporting units to Baidu Core excluding Smart Living Group (“SLG”), SLG and iQIYI, as the discrete financial information of SLG is available and segment management begins to regularly review operating results of SLG. The goodwill was reassigned to the reporting units affected using a relative fair value allocation approach. As of December 31, 2021 and 2022, the Group has three
reporting units, consisting of Baidu Core excluding SLG, SLG and iQIYI.
The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC
350-20.
In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not
that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. The quantitative

F-
3
0

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.
The Group performed qualitative assessments for the reporting unit of Baidu Core excluding SLG in 2021 and 2022. Based on the requirements of ASC
350-20,
the Group evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Group. The Group weighed all factors in their entirety and concluded that it was not more-likely-than-not
the fair value was less than the carrying amount of Baidu Core excluding SLG, and further impairment testing on goodwill was unnecessary as of December 31, 2021.
Due to the changing market conditions and fluctuations in the share price of the Group, the Group determined to perform quantitative assessment for the reporting unit of Baidu Core excluding SLG in 2022. The Group estimated fair value using the income approach and the market approach. The fair value determined using the income approach was compared with comparable market data and reconciled, as necessary.
No
impairment loss of goodwill related to the reporting unit of Baidu Core excluding SLG was recorded for the years ended December 31, 2021 and 2022.
The Group performed qualitative assessments for the reporting unit of SLG in 2021 and 2022. Based on the requirements of ASC
350-20,
the Group evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Group. The Group weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of SLG, and further impairment testing on goodwill was unnecessary as of December 31, 2021 and 2022.
The Group elected to choose to bypass the qualitative assessment and proceeded directly to perform a quantitative test for the reporting unit of iQIYI. Subsequent to iQIYI’s IPO, the Group primarily considers the quoted market price of iQIYI’s ordinary shares to determine the fair value of the reporting unit. As of December 31, 2021 and 2022, the fair value of iQIYI exceeded its carrying amount, therefore, goodwill related to the iQIYI reporting unit was not impaired and the Group was not required to perform further testing.
Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes revenue growth rates and profitability in estimating future cash flows; determining appropriate discount rates and earnings multipliers based on market data of comparable companies engaged in a similar business under the market approach; and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.
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

F-
3
1

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Intangible assets have weighted average useful lives from the date of purchase as follows:

Trademarks	– 11 years
Technology	– 5 years
Intellectual property right	– 8 years
Online literature	– 8 years
Others	– 14 years
Intangible assets with indefinite useful life are not amortized and are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic
350-30,
Intangibles-Goodwill and Other: General Intangibles Other than Goodwill
(“ASC
350-30”).
Impairment of Long-Lived Assets Other Than Goodwill
The Group evaluates long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives other than licensed copyrights and produced content, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC Topic 360,
Property, Plant and Equipment
. When such events occur, the Group assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Group identifies an impairment, the Group reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values and the impairment loss, if any, is recognized in “Cost of revenues” in the consolidated statements of comprehensive income. The Group uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheets.
Leases
The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes an ROU asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. For finance leases, assets are included in “Other non-current
assets” on the consolidated balance sheets. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Group’s leases often include options to extend and lease terms include such extended terms when the Group is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Group is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term.
Revenue Recognition
The Group’s revenues are derived principally from online marketing service and others. Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of

F-
32

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

consideration to which an entity expects to be entitled to in exchange for those goods or services. Revenue is recorded net of valued added taxes (“VAT”).
The Group’s revenue recognition policies by types are as follows:
Online marketing services
Performance-based online marketing services
The Group’s auction-based
pay-for-performance
(“P4P”) platform enables customers to bid for priority placement of paid sponsored links and reach users who search for information related to their products or services. P4P online marketing customers can choose from search-based and feed-based online marketing services, and select criteria for their purchase, such as daily spending limit and user profile targeted, including, but not limited to, users from specific regions in China and users online during a specific time period. Revenue is recognized when all of the revenue recognition criteria are met, which is generally when a user clicks on one of the customer-sponsored links or feed-based marketing.
To the extent the Group provides online marketing services based on performance criteria other than cost-per-click,
such as the number of downloads (and user registration) of mobile apps and the pre-determined
ratios of completed transaction volumes, revenue is recognized when the specified performance criteria are met along with the satisfaction of other applicable revenue recognition criteria.
Baidu Union online marketing services
Baidu Union is a program through which the Group expands distribution of its customers’ sponsored links or advertisements by leveraging the traffic of Baidu Union partners’ online properties. The Group acquires traffic from Baidu Union partners and is responsible for service fulfillment, pricing and bearing inventory risks. The services which the Group provided to customers through Baidu Union partners’ online properties include CPC, other performance-based online marketing services and online display advertising services. These services are provided in the same way to customers as those through Baidu’s own platforms or properties. As principal, the Group recognizes revenue from Baidu Union on a gross basis. Payments made to Baidu Union partners are recorded as traffic acquisition costs, which are included in “Cost of revenues” in the consolidated statements of comprehensive income.
Online display advertising services
The Group provides online display advertising services to its customers by integrating text description, image and/or video, and displaying the advertisement in the search result, in Baidu Feed or on other properties. The Group recognizes revenue on a pro-rata basis over the contractual term for cost per time advertising arrangements, commencing on the start date of the display advertisement, or based on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements.
Collection
Certain customers of online marketing services are required to pay a deposit before using the Group’s services and are sent automated reminders to replenish their accounts when the balance falls below a designated amount. The deposits received are recorded as “Customer deposits and deferred revenue” on the consolidated balance sheets. The amounts due to the Group are deducted from the deposited amounts when users click on the paid sponsored links in the search results or other performance criteria have been satisfied. In addition, the Group offers payment terms to third-party agents and advertisers based on their historical marketing placements and credibility, consistently with industry practice.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Payment terms and conditions vary by customer and are based on the billing schedule established in the Group’s contracts or purchase orders with customers, but the Group generally provides credit terms to customers within one year; therefore, the Group has determined that its contracts do not include a significant financing component.
Sales incentives
The Group provides sales incentives to third-party agents, which are identified as customers, that entitle them to receive price reductions on the online marketing services by meeting certain cumulative consumption requirements. The Group accounts for these incentives granted to customers as variable consideration and net them against revenue. The amount of variable consideration is measured based on the expected value of incentives to be provided to customers.
Others
Video Membership services
The Group offers membership services to subscribing members with various privileges, which primarily include access to exclusive and ad-free
streaming of premium content 1080P/4K high-definition video, Dolby Audio, and accelerated downloads and others. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as “Customer deposits and deferred revenue” and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from subscribing members for on-demand
content purchases and early access to premium content. The Group is the principal in its relationships where partners, including consumer electronics manufacturers (TVs and cell phones), mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as the Group retains control over its service delivery to its subscribing members. Typically, payments made to the partners, are recorded as cost of revenues. For the sale of the right to other membership services through strategic cooperation with other parties, the Group recognizes revenue on a net basis when the Group does not control the specified services before they are transferred to the customer.
Content distribution
The Group generates revenues from
sub-licensing
content assets for cash or through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements the Group enters into with the vendors have a specified license period and provide the Group rights to sub-license
these content assets to other parties. The Group enters into a non-exclusive
sub-license
agreement with a
sub-licensee
for a period that falls within the original exclusive license period. For cash sub-licensing
transactions, the Group is entitled to receive the
sub-license
fee under the
sub-licensing
arrangements and does not have any future obligation once it has provided the underlying content to the sub-licensee
(which is provided at or before the beginning of the
sub-license
period). The
sub-licensing
of content assets represents a license of functional intellectual property which grants a right to use the Group’s content assets, and is recognized at the point in time when the content asset is made available for the customer’s use and benefit.
The Group also enters into nonmonetary transactions to exchange online broadcasting rights of content assets with other online video broadcasting companies from time to time. The exchanged content assets provide rights for each party to broadcast the content assets received on its own platform only. Each transferring party retains the right to continue broadcasting the exclusive content on its own platform and/or sublicense the rights to the content it surrendered in the exchange. The Group accounts for these nonmonetary exchanges based on the fair

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

value of the asset received. Barter sublicensing revenues are recognized in accordance with the same revenue recognition criteria above. The Group estimates the fair value of the content assets received using a market approach based on various factors, including the purchase price of similar non-exclusive
and/or exclusive contents, broadcasting schedule, cast and crew, theme, popularity, and box office. The transaction price of barter transaction revenues is calculated on the individual content asset basis. For a significant barter sublicensing transaction, the Group further reviews the fair value by analyzing against the cost of the content assets bartered out and/or engages a third-party valuation firm to assess the reasonableness of its fair value. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive content assets.
Cloud services
The Group provides enterprise and public sector cloud services and personal cloud services, generally on either a subscription or consumption basis. For enterprise and public sector cloud services, the Group offers a full suite of cloud services and solutions, including IaaS (infrastructure as a service), PaaS (platform as a service) and SaaS (software as a service). For personal cloud services, the Group offers Baidu Drive membership services provided to individual customers. Revenue related to enterprise and public sector cloud services provided on a subscription basis is recognized ratably over the contract period. Revenue related to enterprise and public sector cloud services provided on a consumption basis, such as the amount of storage used in a period, is recognized based on the customer’s utilization of such resources. Revenue related to personal cloud services is recognized ratably over the membership period as services are rendered and the receipt of membership fees for services to be delivered over a period of time is initially recorded as “Customer deposits and deferred revenue”.
The Group provides cloud solutions for customers in specific industries, such as smart transportation, finance, manufacturing, energy, telecom and media. Revenue related to cloud solutions, which mainly include integrated hardware, software licensing and installation service, is recognized over time if one of the following criteria is met: (i) the customer simultaneously receives and consumes the benefits as the Group performs; (ii) the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (iii) the asset delivered has no alternative use and the Group has an enforceable right to payment for performance completed to date. For performance obligations satisfied over time, the Group recognizes revenue over time by measuring the progress toward complete satisfaction of a performance obligation. Otherwise, revenue is recognized at a point in time when a customer obtains control of a promised asset or service and the Group satisfies its performance obligation.
Baidu Apollo auto solutions
Revenue related to Baidu Apollo auto solutions (Apollo Self-Driving services and DuerOS for Auto), which mainly includes software licensing, are recognized when earned in accordance with the terms of the underlying agreement. Generally, revenue is recognized at a point in time when the intellectual property is made available for the customer’s use and benefit.
Sales of hardware
The Group mainly sells Xiaodu smart device hardware products via third party agents or directly to end customers. Revenue from the sales of hardware is recognized when control of the goods is transferred to customers, which generally occurs when the products are delivered and accepted by the customers. Revenue is recorded net of sales incentives and return allowance.

F-3
5

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Other revenue recognition related policies
For arrangements that include multiple promised goods or services, primarily for advertisements to be displayed in different spots, placed under different forms and displayed at different times, enterprise and public sector cloud solution services and Baidu Apollo auto solutions, which mainly include hardware, software licensing and installation services, the Group would evaluate all of the performance obligations in the arrangement to determine whether each performance obligation is distinct. For arrangements with multiple distinct performance obligations, each distinct performance obligation is separately accounted for and the total consideration is allocated to each performance obligation based on their relative standalone selling price at contract inception. The Group generally determines standalone selling prices based on the prices charged to customers on a standalone basis or estimates it using an expected cost plus margin approach. For arrangement with multiple components that are not distinct within the context of the contract because they are considered highly interdependent and the customer can only benefit from these promised goods or services in conjunction with one another, the Group accounts for them as one performance obligation.
Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered to the customer. When either party to a revenue contract has performed, the Group recognizes a contract asset or a contract liability on the consolidated balance sheets, depending on the relationship between the entity’s performance and the customer’s payment.
Contract assets and contract liabilities
Contract liabilities were mainly related to fees for membership services to be provided over the membership period, which were presented as “Customer deposits and deferred revenue” on the consolidated balance sheets. Balances of contract liabilities were
RMB6.3 billion and RMB6.8 billion (US$1.0 billion) as of December 31, 2021 and 2022, respectively. Revenue recognized for the year ended December 31, 2022 that was included in contract liabilities as of January 1, 2022 was RMB5.1
b
illion (US$743 million).
Contract assets mainly represent unbilled amounts related to the Group’s rights to consideration for advertising services and cloud services delivered and are included in “Other current assets, net” on the consolidated balance sheets. As of December 31, 2021 and 2022, contract assets were RMB
2.9
 billion and RMB
3.4
 billion (US$
493
 million), net of an allowance for credit losses of RMB
85
 million and RMB

 million (US$
42
 million), respectively. The increase in the balance of contract assets was primarily due to more outstanding cloud service contracts as of December 31, 2022 compared to the prior year for which the Group had commenced to provide but had not completed all specified services in the contract, which corresponds to when the Group has the right to bill its customers.
As of December 31, 2022, total transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied for contracts with an original expected length of more than one year was RMB3.5 billion (US$503 million), which is expected to be recognized over the next three years.
The Group does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Group recognizes revenue at the amount to which it has the right to invoice for services performed.
The Group’s disaggregated revenue disclosures are presented in Note 25.

F-3
6

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Cost of Revenues
Cost of revenues consists primarily of traffic acquisition costs, bandwidth costs, depreciation, content costs, payroll, cost of hardware sold and related costs of operations.
Traffic acquisition costs mainly represent the amounts paid or payable to Baidu Union partners who direct search queries to the Group’s websites or distribute the Group’s customers’ paid links through their properties. These payments are primarily based on revenue sharing arrangements under which the Group pays its Baidu Union partners and other business partners a percentage of the fees it earns from its online marketing customers.
Advertising and Promotional Expenses
Advertising and promotional expenses, including advertisements through various forms of media and kinds of marketing and promotional activities, are included in “Selling, general and administrative” in the consolidated statements of comprehensive income and are expensed when incurred. Advertising and promotional expenses for the years ended December 31, 2020, 2021 and 2022 were RMB8.4 billion, RMB12.2 billion and RMB10.2 billion (US$1.5 billion), respectively.
Research and Development Expenses
Research and development expenses consist primarily of personnel-related costs. The Group expenses research and development costs as they are incurred, except for (i) costs to develop internal-use
software or add significant upgrades and enhancements resulting in additional functionality to internal-use
software that meet the capitalization criteria in accordance with ASC Subtopic
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
Government Subsidies
Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government subsidies, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies of operating nature with no further conditions to be met are recorded as a reduction of operating expenses in “Selling, general and administrative” in the consolidated statements of comprehensive income when received. The government subsidies with certain operating conditions are recorded as “Deferred income” when received and is recognized as income in “Others, net” or as a reduction of specific operating costs and expenses when the conditions are met for which the grants are intended to compensate. If the government subsidies are related to an asset, it is recognized as a deduction of the carrying amount of the asset when the conditions are met and then recognized ratably over the expected useful life of the related asset as a reduction to the related amortization or depreciation in the consolidated statements of comprehensive income.
For the years ended December 31, 2020, 2021 and 2022, government subsidies recorded as a reduction of operating costs and expenses were RMB383 million, RMB520 million and RMB728 million (US$106 million), respectively.

F-3
7

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

As of December 31, 2021 and 2022, government subsidies recorded as deferred income were RMB
226
 million and RMB
231
 million (US$
33
million), respectively.
Adoption of ASU
2021-10
In November 2021, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”)
2021-10,
Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance
(“ASU
2021-10”),
which provides guidance on the disclosure of transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The new guidance is required to be applied either prospectively to all transactions within the scope of ASU
2021-10
that are reflected in financial statements at the date of adoption and new transactions that are entered into after the date of adoption or retrospectively to those transactions. The new guidance is effective for annual periods beginning after December 15, 2021. The Group adopted this guidance on January 1, 2022 with no material impact on its audited consolidated financial statements.
Income Taxes
The Group recognizes income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more-likely-than-not
to be realized. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.
Deferred income taxes are recognized on the undistributed earnings of subsidiaries, which are presumed to be transferred to the parent company and are subject to withholding taxes, unless there is sufficient evidence to show that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free
liquidation.
The Group applies the provisions of ASC Topic 740,
Income Taxes
(“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2021 and 2022, the Group has unrecognized tax benefits of
 RMB
670 million and RMB670 million (US$97 million), respectively, primarily related to the tax-deduction of accrued expenses which were presented in “Other non-current liabilities” in the consolidated balance sheets, if ultimately recognized would impact the annual effective tax rate. It is possible that the amount of unrecognized benefits will change in the next 12 months, however, an estimate of the range of the possible change cannot be made at this moment. The Group has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. The Group does not expect the amount of unrecognized tax benefits to increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2017 – 2022 remain open to examination by the respective tax authorities. The Group may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.
Share-based Compensation
The Group accounts for share-based compensation in accordance with ASC Topic 718,
Compensation-Stock Compensation
(“ASC 718”)
.
The Group has elected to recognize share-based compensation using the straight-line method for all share-based awards issued with no performance conditions. For awards with performance conditions, compensation cost is recognized on an accelerated basis if it is probable that the performance condition will be achieved.

F-3
8

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Forfeitures are estimated based on historical experience and are periodically reviewed. Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modified awards”). The compensation costs associated with the modified awards are recognized if either the original vesting condition or the new vesting condition is achieved. Total recognized compensation cost for the awards is at least equal to the fair value of the awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modified awards, the Group recognizes share-based compensation over the vesting periods of the replacement award, which comprises, (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (ii) any unrecognized compensation cost of the original award, using either the original term or the new term, whichever results in higher expenses for each reporting period.
Earnings Per Share (“EPS”)
The Group computes earnings per Class A and Class B ordinary shares in accordance with ASC Topic 260,
Earnings Per Share
(“ASC 260”), using the two-class method. Under the provisions of ASC 260, basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation. The Company’s outstanding Class A and Class B ordinary shares were retroactively adjusted for the Share Subdivision as disclosed in Notes 1 and 22. The Group adjusts for the accretion of the redeemable noncontrolling interests in the calculation of income available to ordinary shareholders of the Company used in the earnings per share calculation.
Diluted earnings per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities such as share options, restricted shares and convertible senior notes have been excluded from the computation of diluted net earnings per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of nonvested share options and restricted shares and contracts that may be settled in the Group’s stock or cash. The dilutive effect of outstanding share options, restricted shares is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted earnings per Class A ordinary share assumes the conversion of Class B ordinary shares to Class A ordinary shares, while diluted earnings per Class B ordinary share does not assume the conversion of such shares. The Group adjusts for the securities issued by subsidiaries and equity method investees in the calculation of income available to ordinary shareholders of the Company used in the diluted earnings per share calculation.
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
For the purposes of calculating the Group’s basic and diluted earnings per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.
Treasury stock
The Company accounts for treasury stock using the cost method. Under this method, the cost incurred to purchase the shares is recorded in “Treasury stock” on the consolidated balance sheets. At retirement of the

F-3
9

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

treasury stock, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury stock over the aggregate par value is charged to retained earnings.
Contingencies
The Group records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Group evaluates, on a quarterly basis, developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Group discloses the amount of the accrual if it is material.
When a loss contingency is not both probable and estimable, the Group does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Group discloses an estimate of the loss or range of loss, unless it is immaterial or an estimate cannot be made. The assessment of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involves complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.
Concentration of Risks
Concentration of credit risk
Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, debt securities, accounts receivable, contract assets, receivables from online payment agencies, amounts due from related parties, long-term time deposits and held-to-maturity investments and long-term restricted cash included in “Other non-current assets”. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk. As of December 31, 2022, the Group has

RMB
209.7
 billion (US$
30.4

billion) in cash and cash equivalents, restricted cash, debt investments and long-term restricted cash, which is held by financial institutions in the PRC and international financial institutions outside of the PRC. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and cash equivalents, restricted cash and debt investments back in full. The Group continues to monitor the financial strength of the financial institutions,
85
% and
15
%
of which are held by financial institutions in the mainland China and international financial institutions outside of mainland China, respectively. The Group’s total cash and cash equivalents, restricted cash, and debt investments held at t hree
 financial institutions in mainland China, representing

20
%
,
12%

and
11
% of the Group’s total cash and cash equivalents, restricted cash, and debt investments as of December 31, 2022, respectively.
PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. The Group does not foresee substantial credit risk with respect to cash and cash equivalents, restricted cash and short-term investments held at the PRC state-owned banks. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to what was the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial

F-
4
0

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

institutions in which the Group has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Group selected reputable international financial institutions with high rating rates to place its foreign currencies. The Group regularly monitors the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.
Accounts receivable, contract assets and receivables from online payment agencies are typically unsecured and derived from revenue earned from customers and agencies in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains an allowance for credit losses and actual losses have generally been within management’s expectations. As of December 31, 2022, the Group had no
single customer with a balance exceeding 10% of the total accounts receivable, contract assets, and receivables from online payment agencies.
No customer generated greater than 10% of total revenues during the years presented.
Amounts due from related parties are typically unsecured. In evaluating the collectability of the amounts due from related parties, the Group considers many factors, including the related parties’ repayment history and their credit-worthiness. The Group maintains reserves for estimated credit losses and these losses have generally been within its expectations.
Business and economic risks
The Group participates in the dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations and cash flows: changes in the overall demand for services and products; changes in business offerings; competitive pressures due to existing and new entrants; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; cybersecurity regulations; brand maintenance and enhancement; risks associated with the Group’s ability to anticipate user preferences and provide high-quality content in a cost-effective manner; risks associated with the Group’s ability to attract and retain employees necessary to support its growth and risks related to health epidemics, severe weather conditions and other outbreaks.
The Group’s operations could be adversely affected by significant political, economic and social uncertainties and epidemic in mainland China.
Currency convertibility risk
Substantially all of the Group’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Foreign exchange transactions, including foreign currency payments, require the approval of the People’s Bank of China and/or regulatory institutions.
Foreign currency exchange rate risk
The functional currency and the reporting currency of the Group are the U.S. dollars and the RMB, respectively. The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, restricted cash, short-term investments, long-term investments, long-term time deposits and held-to-maturity

F-
41

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

securities, accounts and notes payable and convertible senior notes denominated in the U.S. dollars. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to the U.S. dollars, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against U.S. dollars. The depreciation of the U.S. dollars against the RMB was approximately
8.23%
in 2022. Most of the revenues and costs of the Group are denominated in RMB, while a portion of cash and cash equivalents, restricted cash, short-term investments, long-term investments, long-term time deposits and held-to-maturity securities, notes payable and convertible senior notes are denominated in the U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Any significant fluctuation of the valuation of RMB may materially affect the Group’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in U.S. dollars.
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
Recent Accounting Pronouncements
In October 2021, the FASB issued ASU
2021-08,
Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers
, which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer to recognize and measures contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.
In June 2022, the FASB issued ASU
2022-03,
Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions
, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

3.	BUSINESS COMBINATIONS
Business combinations in 2020:
During the year ended December 31, 2020, the Group completed several business combinations, total purchase consideration in aggregate was RMB
3.5
 billion, among which RMB
4.0
 billion was allocated to goodwill. The Group expects to achieve significant synergies from such acquisitions which it plans to complement its existing businesses. The acquired entities were considered insignificant, both individually and in aggregate. Results of the acquired entities’ operations have been included in the Group’s consolidated financial statements since the acquisition date.

RMB
(In millions)
Purchase consideration	3,499

Net assets acquired, excluding intangible assets and the related deferred tax liabilities	1,515
Intangible assets, net	1,116
Deferred tax liabilities	(229)
Pre-existing equity interests and debt investment	(2,103)
Noncontrolling interests	(798)
Goodwill	3,998

3,499

The Group’s pre-existing equity interests in the acquired entities were remeasured to fair value at the acquisition date. For the year ended December 31, 2020, the Group recognized a net re-measurement gain of
 RMB123
million in “Others, net” in the consolidated statement of comprehensive income.
Goodwill, which is
non-deductible
for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisitions.
Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, both individually and in aggregate, were not significant to the Group’s consolidated results of operations.
Business combinations in 2021:
During the year ended December 31, 2021, the Group completed several business combinations, total purchase consideration in aggregate was RM
B326 million, among which RMB357
million was allocated to goodwill. The Group expects to achieve significant synergies from such acquisitions which it plans to complement its existing businesses. The acquired entities were considered insignificant, both individually and in aggregate. Results of the acquired entities’ operations have been included in the Group’s consolidated financial statements since the acquisition date.
Goodwill, which is
non-deductible
for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisitions.
Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, both individually and in aggregate, were not significant to the Group’s consolidated results of operations.

F-4
3

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

The valuations used in the purchase price allocation described above were determined by the Group with the assistance of independent third-party valuation firm. The valuation reports considered generally accepted valuation methodologies such as the income, market and cost approaches. As the acquirees are all private companies, the fair value estimates of pre-existing
equity interests and debt investment or noncontrolling interests are based on significant inputs considered by market participants which mainly include (a) discount rate, (b) projected terminal value based on future cash flows, (c) equity multiples or enterprise value multiples of companies in the same industries and (d) adjustment for lack of control or lack of marketability.
The Group entered into definitive agreements with JOYY Inc. (“JOYY”) and certain of its affiliates, to acquire YY Live on November 16, 2020, and subsequently amended the share purchase agreement (“SPA”) on February 7, 2021. Pursuant to the SPA, the closing of this acquisition is subject to certain conditions, including, among others, obtaining necessary regulatory approvals from governmental authorities.
The Group has not obtained the necessary regulatory approvals with respect to this acquisition from government authorities as of the date of this annual report and there is no assurance that they will be ultimately obtained. Accordingly, the Group believes the closing has not occurred, which is further evidenced by mutual agreement from both JOYY and the Group on multiple occasions since November 16, 2020 to extend the long stop date, which is the closing deadline of the proposed transaction. Therefore, the Group has not consolidated YY Live as of December 31, 2022. The Group and JOYY have currently extended the long stop date indefinitely until the extension is terminated by either party.
As of December 31, 2022, the Group has made aggregate prepayments of

US$1.9
billion (equivalent to RMB12.8 billion) to JOYY, after considering working capital adjustments of
US$0.1 billion,
which were recorded as “Other non-current assets” on the consolidated balance sheets; and deposited an aggregate of
US$1.6
billion into several escrow accounts, in accordance with the terms set forth in the share purchase agreement that was recorded as “Restricted cash” on the consolidated balance sheet.
The Group has assessed the recoverability of such other
non-current
assets as of December 31, 2022 and believes that such amounts are recoverable, either in the form of the YY Live business if the acquisition is ultimately closed, or by way of return of the prepayment and release of the escrowed amounts should the proposed transaction ultimately be terminated and unwound.

4.	INVESTMENTS
Short-term Investments
As of December 31, 2021 and 2022, the Group’s short-term investments comprised of only debt securities. Short-term held-to-maturity
securities were mainly deposits in commercial banks with maturities less than one year and wealth management products issued by commercial banks and other financial institutions for which the Group has the positive intent and ability to hold those securities to maturity. The short-term available-for-sale
securities include wealth management products issued by commercial banks and other financial institutions which are not classified as trading securities or as held-to-maturity
securities.
During the years ended December 31, 2020, 2021 and 2022, the Group recorded interest income from its short-term investments of
RMB4.7 billion, RMB4.5 billion and RMB4.5 billion (US$647 million) in the consolidated statements of comprehensive income, respectively.

F-4
4

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Short-term investments classification as of December 31, 2021 and 2022 were shown as below:

	As of December 31, 2021
	Cost or Amortized cost less allowance for credit losses	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB
	(In millions)
Held-to-maturity debt investments	140,686	898	—	—	—	141,584
Available-for-sale debt investments	2,547	—	—	10	—	2,557

	As of December 31, 2022
	Cost or Amortized cost less allowance for credit losses	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(In millions)
Held-to-maturity debt investments	119,984	631	(151)	—	—	120,464	17,466
Available-for-sale debt investments	847	—	—	8	—	855	124
Long-term Investments
The following table sets forth a breakdown of the categories of long-term investments held by the Group as of the dates indicated:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(In millions)
Equity investments at fair value with readily determinable fair value	16,375	12,100	1,754
Equity investments without readily determinable fair value using the NAV practical expedient	957	945	137
Equity investments without readily determinable fair value using the measurement alternative	10,788	9,249	1,341
Available-for-sale debt investments	2,262	2,447	355
Equity method investments	24,808	25,940	3,761
Investments accounted for at fair value	4,228	4,616	669

Total long-term investments	59,418	55,297	8,017

Equity investments at fair value with readily determinable fair value
Equity investments at fair value with readily determinable fair value represent investments in the equity securities of publicly listed companies, for which the Group does not have significant influence.

F-4
5

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Equity investments without readily determinable fair value
The Group accounted for private equity funds of which the Group does not have the ability to exercise significant influence using the NAV practical expedient in accordance with ASC 820. For equity investments without readily determinable fair value and do not qualify for the NAV practical expedient, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any in accordance with ASC 321. Impairment charges recognized on equity investments without readily determinable fair value were
RMB
2,310 million, RMB4,259 million and RMB2,456 million (US$356 million) for the years ended December 31, 2020, 2021 and 2022, respectively.
The total carrying value of equity investments without readily determinable fair value that do not qualify for the NAV practical expedient held as of December 31, 2021 and 2022 were as follows:

	As of December 31, 2021	As of December 31, 2022	As of December 31, 2022
	RMB	RMB	US$
	(In millions)
Initial cost basis	13,016	13,741	1,992
Cumulative unrealized gains	3,910	4,026	584
Cumulative unrealized losses (including impairment)	(6,138)	(8,518)	(1,235)

Total carrying value	10,788	9,249	1,341

Total unrealized and realized gains and losses of equity securities without readily determinable fair values that do not qualify for the
NAV practical expedient for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(In millions)
Gross unrealized gains	4,396	1,062	218	32
Gross unrealized losses (including impairment) (i)	(2,679)	(4,424)	(2,418)	(351)

Net unrealized gains (losses) on equity securities held	1,717	(3,362)	(2,200)	(319)
Net realized gains on equity securities sold	266	—	90	13

Total net gains (losses) recognized	1,983	(3,362)	(2,110)	(306)

(i)	Gross unrealized losses (downward adjustments excluding impairment) were RMB378 million, RMB165 million and nil for the years ended December 31, 2020, 2021 and 2022, respectively.
Equity method investments
The carrying amount of the Group’s equity method investments were
RMB24.8 billion and RMB25.9 billion (US$3.8 billion) as of December 31, 2021 and 2022, respectively. For the years ended December 31, 2020, 2021 and 2022, the impairment recognized for equity method investments were RMB297 million, RMB57 million and RMB569 million (US$82 million), respectively.

F-4
6

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Equity Investment in Trip.com International, Ltd. (“Trip”) (formally known as Ctrip)
As of December 31, 2018, the Group held approximately
19%
of Trip’s outstanding shares. The Group was considered to have significant influence over Trip and accounts for such investment as an equity method investment in accordance with ASC 323.
During 2019, the market value of Trip had significantly declined and remained below the carrying value of the investment for a prolonged period of time. Therefore, the Group concluded that the decline in market value of the investment in Trip was other-than-temporary as of September 30, 2019 and an impairment charge of
RMB8.9
billion was recorded in the third quarter of 2019. The Group made a corresponding
RMB8.9
billion downward adjustment to the equity method goodwill arising from its acquisition of the Trip investment.
In October 2019, the Group disposed an aggregate of
36 million American Depositary Shares of Trip for cash consideration of US$988 million and recognized a disposal loss of RMB43 million in the year ended December 31, 2019.
After the partial disposal of the investment in Trip, the Group held approximately

12
%
equity interest in Trip, and the Group can actively participate in the operating and financing policies of Trip through its two

seats on Trip’s board of directors with a total of

nine

members. Accordingly, the Group continues to have significant influence over Trip and accounts for its remaining investment as an equity method investment in accordance with ASC 323. As of December 31, 2022, the Group’s investments in Trip had a fair value of

RMB
16.4
 billion (US$
2.4

billion), based on the closing share price.
The following tables set forth the summarized financial information of Trip:

	As of September 30, (i)
	2021	2022	2022
	RMB	RMB	US$
	(In millions)
Current assets	76,596	67,045	9,422
Non-current assets	124,268	127,253	17,883
Current liabilities	73,517	61,708	8,672
Non-current liabilities	16,418	21,647	3,042
Noncontrolling interests	924	713	100

	For the twelve months ended September 30, (i)
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(In millions)
Total revenues	21,704	20,313	19,706	2,769
Gross profit	16,838	15,916	15,261	2,145
Loss from operations	(827)	(723)	(376)	(53)
Net (loss) income	(2,236)	1,198	(1,596)	(224)
Net (loss) income attributable to Trip	(2,243)	1,288	(1,488)	(209)

(i)	The Group adopted a one-quarter lag in reporting its share of equity income (loss) in Trip.
Equity Investment in Jidu Auto Inc. (“Jidu”)
In January 2021, the Group entered into an agreement with Zhejiang Geely Holding Group (“Geely”) to established Jidu to produce intelligent electric vehicles. In 2022, the Group purchased the ordinary shares with

F-4
7

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

amount of US$371 million including common stock of US$171 million and in-substance common stock of US$200 million, and preferred shares with amount of US$193 million. After which, the Group holds an equity interest of
52.30% as of December 31, 2022.
However, considering the substantive participating rights held by Geely, the Group accounts for its investment of the ordinary shares as an equity method investment in accordance with ASC 323. Furthermore, the Group accounts for its investment of the preferred shares as an equity investment without a readily determinable fair value in accordance with ASC 321.
Disposal of financial services business
After finishing a series of legal restructuring and recapitalization of the financial services business (“Du Xiaoman”), the Group retained

41
%
of Du Xiaoman’s shares on a fully diluted basis, and accounted for it as an equity method investment in accordance with ASC 323, as the Group retained significant influence over Du Xiaoman. The carrying amount of the Du Xiaoman investment in excess of the Group’s proportionate interest in Du Xiaoman was recognized as equity method goodwill of
 RMB
3.5
 b
illion, intangible assets of RMB
851

m
illion and related deferred tax liabilities of RMB
213

m
illion.
As of December 31, 2021 and 2022, in addition to the aforementioned equity method investments, the Group held other equity method investments through its subsidiaries or VIEs and over which had significant influence.
For the year ended December 31, 2022, equity method investments excluding Trip held by the Group in aggregate have met the significance criteria as defined under
Rule 4-08(g) of
Regulation S-X.
Financial information for the Group’s equity method investments other than Trip are summarized as a group as follow:

	As of September 30, (i)
	2021	2022	2022
	RMB	RMB	US$
	(In millions)
Current assets	125,266	163,889	23,031
Non-current assets	18,512	19,781	2,780
Current liabilities	90,744	117,811	16,556
Non-current liabilities	9,218	15,750	2,213
Noncontrolling interests	1,662	1,721	242

	For the twelve months ended September 30, (i)
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(In millions)
Total revenues	13,981	21,380	22,417	3,150
Gross profit	5,083	7,624	8,664	1,218
(Loss) income from operations	(1,282)	1,238	993	140
Net (loss) income	(832)	2,065	304	43
Net (loss) income attributable to the investees	(891)	2,040	249	35

(i)	The Group adopted a one-quarter lag in reporting its share of (loss) income in majority of its equity investees.

F-4
8

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Investments accounted for at fair value
Long-term equity investments in unlisted companies held by consolidated investment companies are accounted for at fair value in accordance with ASC
946-320.
These investments are carried at fair value with realized or unrealized gains and losses recorded in “Others, net” in the consolidated statements of comprehensive income.
The methodology used in the determination of fair values for held-to-maturity
debt investments,
available-for-sale
debt investments, equity investments with readily determinable fair values and other investment securities accounted for at fair value are disclosed in Note 26.
Long-term investments classification, excluding equity method investments and equity investments without readily determinable fair value, as of December 31, 2021 and 2022 are shown as below:

	As of December 31, 2021
	Cost or Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB
	(In millions)
Equity investments at fair value with readily determinable fair value	15,046	6,046	(4,717)	16,375
Available-for-sale debt investments	2,820	216	(774)	2,262
Investments accounted for at fair value	1,974	2,653	(399)	4,228

	As of December 31, 2022
	Cost or Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	US$
	(In millions)
Equity investments at fair value with readily determinable fair value	15,835	2,731	(6,466)	12,100	1,754
Available-for-sale debt investments	3,735	283	(1,571)	2,447	355
Investments accounted for at fair value	2,331	2,855	(570)	4,616	669
Available-for-sale
debt investments
Available-for-sale
debt investments are convertible debt instruments issued by private companies and an investment in preferred shares that are redeemable at the Group’s option, which are measured at fair value. Investments in preferred shares that are redeemable at the Group’s option have no contractual maturity date.
The following table summarizes the estimated fair value of
available-for-sale
debt investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(In millions)
Due in 1 year	—	—	—
Due in 1 year through 5 years	1,685	1,581	229
Not due at a single maturity date	577	866	126

Total	2,262	2,447	355

F-4
9

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

5.	LONG-TERM TIME DEPOSITS AND HELD-TO-MATURIITY INVESTMENTS
Long-term time deposits and
held-to-maturity
securities were mainly deposits in commercial banks with maturities of greater than one year and wealth management products issued by commercial banks and other financial institutions for which the Group has the positive intent and ability to hold those securities to maturity with maturities of greater than one year.
During the years ended December 31, 2020, 2021 and 2022, the Group recorded interest income from its long-term held-to-maturity
investments of R
MB118 million, RMB326 million and RMB585 million (US$85 million) in the consolidated statements of comprehensive income, respectively.
Long-term time deposits and
held-to-maturity
investments classification as of December 31, 2021 and 2022 were shown as below:

	As of December 31, 2021
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Fair value
	RMB	RMB	RMB	RMB
	(In millions)
Long-term time deposits and held-to-maturity investments	7,914	100	—	8,014

	As of December 31, 2022
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Fair value
	RMB	RMB	RMB	RMB	US$
	(In millions)
Long-term time deposits and held-to-maturity investments	23,629	170	(111)	23,688	3,434
The following table summarizes the amortized cost of
long-term
time deposits and
held-to-maturity
investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(In millions)
Due in 1 year	—	—	—
Due in 1 year through 2 years	7,914	11,089	1,608
Due in 2 year through 3 years	—	12,240	1,775
Due in 3 year through 5 years	—	300	43

Total	7,914	23,629	3,426

F-
5
0

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

6.	LICENSED COPYRIGHTS, NET

	As of December 31, 2021
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB
	(In millions)
Licensed copyrights
—Broadcasting rights	41,489	(33,017)	(311)	8,161
—Sublicensing rights	7,072	(7,044)	—	28

	48,561	(40,061)	(311)	8,189

Less: current portion:
—Broadcasting rights	8,592	(7,662)	(27)	903
—Sublicensing rights	7,072	(7,044)	—	28

	15,664	(14,706)	(27)	931

Licensed copyrights—non-current
—Broadcasting rights	32,897	(25,355)	(284)	7,258
—Sublicensing rights	—	—	—	—

	32,897	(25,355)	(284)	7,258

	As of December 31, 2022
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB	US$
	(In millions)
Licensed copyrights
—Broadcasting rights	43,217	(35,369)	(261)	7,587	1,100
—Sublicensing rights	7,399	(7,399)	—	—	—

	50,616	(42,768)	(261)	7,587	1,100

Less: current portion:
—Broadcasting rights	8,213	(7,448)	(19)	746	108
—Sublicensing rights	7,399	(7,399)	—	—	—

	15,612	(14,847)	(19)	746	108

Licensed copyrights—non-current
—Broadcasting rights	35,004	(27,921)	(242)	6,841	992
—Sublicensing rights	—	—	—	—	—

	35,004	(27,921)	(242)	6,841	992

Amortization expense of RMB11.5 billion, RMB10.1 billion and RMB7.8 billion (US$1.1 billion) for the years ended December 31, 2020, 2021 and 2022, respectively, was recognized as cost of revenues.

F-
51

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Estimated amortization expense relating to the existing licensed copyrights for each of the next three years is as follow:

	RMB	US$
	(In millions)
Within 1 year	3,028	439
Between 1 and 2 years	1,525	221
Between 2 and 3 years	1,068	155

7.	PRODUCED CONTENT, NET

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(In millions)
Released, less amortization and impairment
— Predominantly monetized with other content assets	2,850	3,725	540
— Predominantly monetized on its own	30	90	13

	2,880	3,815	553
In production, less impairment
— Predominantly monetized with other content assets	6,338	7,582	1,099
— Predominantly monetized on its own	504	660	96

	6,842	8,242	1,195
In development, less impairment
— Predominantly monetized with other content assets	1,134	910	132
— Predominantly monetized on its own	95	35	5

	1,229	945	137

Total	10,951	13,002	1,885

Amortization expense of RMB3,024 million, RMB4,641 million and RMB4,557 million (US$661 million) and RMB1,095 million, RMB1,319 million and RMB735 million (US$107 million) was recognized as cost of revenues
in the consolidated statements of comprehensive income for the years ended December 31, 2020, 2021 and 2022, for produced content predominantly monetized with other content assets and for produced content predominantly monetized on its own, respectively. As of December 31,
2022
, approximately RMB192 million (US$28 million) of accrued participation liabilities will be paid during the upcoming operating cycle.
Estimated amortization expense relating to the existing produced content for each of the next three years is as follows:

	RMB	US$
	(In millions)
Within 1 year	1,447	210
Between 1 and 2 years	588	85
Between 2 and 3 years	423	61

F-
52

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

8.	ACCOUNTS RECEIVABLE

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(In millions)
Accounts receivable	12,050	14,287	2,071
Allowance for credit losses	(2,069)	(2,554)	(370)

	9,981	11,733	1,701

The movements in the allowance for credit losses were as follows:

	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(In millions)
Balance as of January 1	928	1,320	2,069	300
Adoption of ASU 2016-13	119	—	—	—
Amounts charged to expenses	455	830	555	80
Amounts written off	(182)	(81)	(70)	(10)

Balance as of December 31	1,320	2,069	2,554	370

9.	OTHER ASSETS

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(In millions)
Contract assets, net (i)	2,858	3,114	451
VAT prepayments	2,148	1,818	264
Inventories	1,477	1,227	178
Licensed copyrights (Note 6)	931	746	108
Advances to suppliers	843	769	111
Receivables from online payment agencies	622	856	124
Prepaid expenses	615	582	84
Deposits	374	379	55
Others	1,184	869	126

Total other current assets	11,052	10,360	1,501

Long-term prepaid expenses	15,223	16,257	2,357
Long-term restricted cash (ii)	—	750	109
Others	710	2,089	302

Total other non-current assets	15,933	19,096	2,768

(i)
The allowance for credit losses on contract assets was RMB85 million and RMB285 million (US$42 million) as of December 31, 2021 and 2022, respectively. The amounts charged to expenses for credit losses on contract assets were RMB9 million, RMB58 million and RMB200 million (US$29 million) for the years ended December 31, 2020, 2021 and 2022, respectively. No write-offs were charged against the allowance for the years ended December 31, 2020, 2021 and 2022, respectively.

(ii)	Long-term restricted cash represents collateral to repayments of the iQIYI PAG Notes (Note 15).

F-5
3

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

10.	FIXED ASSETS

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(In millions)
Computer equipment	40,908	44,246	6,415
Office building	4,915	5,125	743
Office building related facility, machinery and equipment	3,834	4,195	608
Vehicles	291	676	98
Office equipment	1,223	1,237	179
Leasehold improvements	496	490	71
Construction in progress	688	291	43

	52,355	56,260	8,157
Accumulated depreciation and impairment	(29,328)	(32,287)	(4,681)

	23,027	23,973	3,476

Depreciation expense for the years ended December 31, 2020, 2021 and 2022, was RMB5.7 billion, RMB5.7 billion and RMB6.2 billion (US$905 million), respectively
. Impairment charges on fixed assets for the years ended December 31, 2020, 2021 and 2022 were not material.

11.	GOODWILL AND INTANGIBLE ASSETS
Goodwill
The Group had
three reporting units, consisting of Baidu Core excluding SLG, SLG and iQIYI as of December 31, 2021 and 2022.
The changes in the carrying amount of goodwill for each reporting unit from 2020 to 2022 was as follows:

	Baidu Core excluding SLG	SLG	iQIYI	Total
	RMB	RMB	RMB	RMB
	(In millions)
Balance at December 31, 2020	18,360	—	3,888	22,248

Goodwill acquired (Note 3)	357	—	—	357
Goodwill reassigned (Note 2)	(1,777)	1,777	—	—
Balance at December 31, 2021	16,940	1,777	3,888	22,605

Goodwill disposed	(66)	—	(62)	(128)
Balance at December 31, 2022	16,874	1,777	3,826	22,477

Balance at December 31, 2022, in US$	2,447	257	555	3,259

F-5
4

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Intangible Assets

	As of December 31, 2021
	Gross carrying value	Accumulated impairment	Accumulated amortization	Net carrying value
	RMB	RMB	RMB	RMB
	(In millions)
Trademarks	1,054	(238)	(278)	538
Technology	1,087	(52)	(486)	549
Intellectual property right	1,691	(473)	(841)	377
Online literature	155	—	(76)	79
Others	906	(19)	(741)	146

	4,893	(782)	(2,422)	1,689

	As of December 31, 2022
	Gross carrying value	Accumulated impairment	Accumulated amortization	Net carrying value	Net carrying value
	RMB	RMB	RMB	RMB	US$
	(In millions)
Trademarks	966	(238)	(324)	404	59
Technology	1,059	(52)	(652)	355	51
Intellectual property right	1,769	(473)	(924)	372	54
Online literature	141	—	(110)	31	4
Others	350	(20)	(238)	92	14

	4,285	(783)	(2,248)	1,254	182

The carrying amounts of intangible assets with indefinite useful lives were insignificant as of December 31, 2021 and 2022.
The Group recognized impairment losses on intangible assets of RMB350 million, RMB6 million and RMB1 million (US$0.1 million) for the years ended December 31, 2020, 2021 and 2022, respectively. Impairment losses on intangible assets are recorded in “Cost of revenues”.
Amortization expense of intangible assets were RMB544 million, RMB471 million and RMB467 million (US$68 million), for the years ended December 31, 2020, 2021 and 2022, respectively.
Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follow:

	RMB	US$
	(In millions)
For the years ending December 31,
2023	347	50
2024	300	43
2025	237	34
2026	166	24
2027	148	21

F-5
5

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(In millions)
Accrued operating expenses	9,868	8,845	1,282
Content acquisition costs	8,326	5,567	807
Accrued payroll and welfare	4,541	3,747	543
Tax payable	4,430	3,640	528
Traffic acquisition costs	2,705	5,159	748
Accruals for purchases of fixed assets	2,240	1,445	210
Bandwidth costs	2,220	2,112	306
Payable for investments	804	703	102
Funds collected on behalf of service providers	558	691	100
Interest payable	538	452	66
Payable to merchants	339	368	53
Users’ and third party agents’ deposits	383	468	68
Payables for purchasing inventory	1,307	1,960	284
Others	3,125	2,857	415

Total accounts payable and accrued liabilities	41,384	38,014	5,512

13.	LOANS PAYABLE
Short-term Loans
Short-term loans as of December 31, 2021 and 2022 amounted to RMB
4.2
 billion and RMB
5.3
 billion (US$
775
 million), respectively, which consisted of RMB denominated borrowings made by the Company’s subsidiaries from financial institutions in mainland China and were repayable within one year. The total outstanding balance of iQIYI’s short-term loans as of December 31, 2021 and 2022 amounted to RMB
4.1
 billion and RMB
3.3
 billion (US$
485
 million), respectively. In 2022, Baidu Core borrowed RMB
2.0
 billion (US$

 million)
one-year
loan for its general working capital purposes.
As of December 31, 2021 and 2022, the repayments of primarily all of the iQIYI’s short-term loans are guaranteed by subsidiaries of iQIYI and either collateralized by an office building of one of iQIYI’s VIEs with a carrying amount of RMB
535

million and RMB

million (US$
76
 million) respectively
, or
restricted cash balances totaling US$
5
 million and nil, respectively. Certain of iQIYI’s outstanding short-term loan agreements contain financial and other covenants, which depend on the financial position or performance of iQIYI’s subsidiaries, VIEs and VIEs’ subsidiaries. One of the iQIYI’s VIEs did not satisfy certain financial covenants for 2022, based on which the commercial bank has the right to suspend the issuance of credit lines, and/or cause all outstanding amounts totaling RMB
600

million (US$
87
 million) with
original maturity dates in 2023 to be due and repayable immediately. On February 6, 2023, the commercial bank has waived its right to demand immediate repayment. Therefore, this did not constitute an Event of Default with respect to the convertible senior notes as of December 31, 2022 (Note 15).
As of December 31, 2021 and 2022, the weighted average interest rates for the outstanding borrowings were approximately 4.80% and 3.42%, respectively, and the aggregate amounts of unused lines of credit for short-term loans were RMB2.8 billion and RMB2.6 billion (US$383 million), respectively.

F-5
6

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Structured payable arrangements
In 2020, 2021 and 2022, iQIYI entered into structured payable arrangements with banks or other financial institutions (“factoring arrangements”). Under the factoring arrangements, the suppliers’ receivables collection process was accelerated through selling its receivables from iQIYI to the banks or other financial institutions at a discount. For the years ended December 31, 2020, 2021 and 2022, iQIYI was legally obligated to pay the banks or other financial institutions RMB396 million, RMB1.1 billion and RMB1.5 billion (US$217 million), respectively, which will mature within one year.
As a result of the factoring arrangements, the payment terms of the iQIYI’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from banks or other financial institutions. The proceeds from borrowings from banks or other financial institutions is a financing activity and is reported as “Proceeds from short-term loans” on the consolidated statements of cash flows. As of December 31, 2021 and 2022, the outstanding borrowings from the factoring arrangements were RMB750 million and RMB755 million (US$109 million), respectively, which are
repayable within one year and are included in “Short-term loans” on the consolidated balance sheets.
Long-term Loans
Baidu
In June 2016, the Company entered into a five-year term revolving facility agreement with a group of 21 arrangers, pursuant to which the Company is entitled to borrow an unsecured
U.S. dollars
denominated floating rate loan of US$1.0 billion with a term of five years and to borrow an unsecured
U.S. dollars
denominated revolving loan of US$1.0 billion for five years. The facility was priced at 110 basis points over LIBOR and is intended for the general working capital of the Company. In June 2016, the Company drew down two tranches of US$250 million each under the facility commitment. In November 2016, the Company drew down two tranches of US$250 million each under the facility commitment. In connection with the drawdowns, the Company entered into four interest rate swap agreements, pursuant to which the loans would be settled with a fixed annual interest rate of 2.11%, 2.10%, 2.78% and 2.78% respectively, during the respective term of the loans. The loan was fully repaid in 2021.
In April 2021, the Company
entered into
a five-year US$3.0 billion term and revolving facilities agreement with a group of 22 arrangers. The facilities consist of a US$1.5 billion five-year bullet maturity term loan and a US$1.5 billion five-year revolving facility. The facility was priced at 85 basis points over LIBOR and is intended for the general corporate purposes. In June 2021, the Company drew down US$1.5 billion term loan and US$500 million revolving loan under the facility commitment. In connection with the drawdowns, the Company entered into two interest rate swap agreements, pursuant to which the loans would be settled with a fixed annual interest rate of 1.71% and 1.72%, during the respective term of the loans.
The total outstanding borrowings were RMB12.6 billion and RMB13.7 billion (US$2.0 billion) as of December 31, 2021 and 2022.
The interest rate swap agreements met the definition of derivatives in accordance with ASC 815 and designated as cash flow hedge to hedge the variability of cash flows in the interest payments associated with its variable-rate debt. The derivatives related to the interest rate swap agreements are accounted for at fair value and included in “Other non-current
assets” on the consolidated balance sheets (Note 26). As long as the derivative remain highly effective, the Company records the changes in fair value of the derivative instrument in other comprehensive

F-5
7

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

income (loss) as described in Note 21. The gross notional amounts of derivatives designated as hedging instruments was US$2.0 billion

and US$2.0
billion

as of December 31, 2021 and 2022, respectively.
iQIYI
In July 2021 and November 2021, iQIYI entered into a series of transactions (“reverse factoring arrangement”) in order to re-finance
certain payables due to its suppliers. In the reverse factoring arrangement, iQIYI’s suppliers sold certain receivables due from iQIYI (the “2021 factored receivables”) amounting to RMB232 million and RMB634 million, respectively, to the financial institutions at a discount. The 2021 factored receivables were recorded as accounts payable in iQIYI’s consolidated balance sheets. The 2021 factored receivables were further transferred to a securitization vehicle and used to securitize debt securities issued to third-party investors with a stated interest of 5.5% and 4.5% for gross proceeds of RMB200 million and RMB570 million, respectively. Concurrently, iQIYI also entered into an agreement with the financial institutions to extend the repayment of the underlying payables to mirror the repayment terms for the corresponding asset-backed debt securities which mature in July 2022 and November 2022, respectively. Under such arrangement, the payable obligation between iQIYI and the suppliers was considered settled and iQIYI was legally obligated to pay the financial institutions thereafter. As the 2021 factored receivables were purchased by the financial institutions using the proceeds raised from issuance of the asset-backed debt securities and used to factor the suppler invoices to securitize the debt securities, the factored receivables are viewed as collateral for raising loans through the issuance of the corresponding asset-backed debt securities. The borrowings have an effective interest rate of 8.40% and 8.26%, respectively.
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
As a result of the series of transactions described above, the payment terms of iQIYI’s original trade payables were substantially modified and considered extinguished as the nature of the original liability has changed from that of a trade payable to loan borrowings from third-party investors. The proceeds from borrowings from third-party investors is a financing activity and reported as “Proceeds from long-term loans and borrowings from third party investors, net of issuance costs” or “Proceeds from short-term loans” on the consolidated statements of cash flows depending on its maturities.
RMB
200
million (US$
29
million) and RMB

million (US$
83
million) of 2021 asset-backed debt securities w
ere
repaid when
they
became due in July 2022 and November 2022. The 2021 asset-backed debt securities were fully repaid as of December 31, 2022. As of December 31, 2021 and 2022, the outstanding borrowings from asset-backed debt securities in “Short-term loans” in the consolidated balance sheets were RMB
763
million and
nil
, respectively.

F-5
8

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

14.	NOTES PAYABLE
Baidu, Inc.
The Company issued and publicly sold unsecured senior notes, and the details of the tranches are shown below:

	Issue date	Principal amount (US$ million)	Mature date	Effective interest rate
2022 Ten-year Notes	November 28, 2012	750	November 28, 2022	3.59%*
2025 Ten-year Notes	June 30, 2015	500	June 30, 2025	4.22%
2022 Five-year Notes	July 6, 2017	900	July 6, 2022	3.08%*
2027 Ten-year Notes	July 6, 2017	600	July 6, 2027	3.73%
2023 Notes	March 29, 2018	1,000	September 29, 2023	3.99%
2028 March Notes	March 29, 2018	500	March 29, 2028	4.50%
2024 Notes	November 14, 2018	600	May 14, 2024	4.51%
2024 Notes	December 10, 2018	250	May 14, 2024	4.54%
2028 November Notes	November 14, 2018	400	November 14, 2028	4.99%
2025 Five-year Notes	April 7, 2020	600	April 7, 2025	3.22%
2030 April Notes	April 7, 2020	400	April 7, 2030	3.54%
2026 Notes	October 9, 2020	650	April 9, 2026	1.81%
2030 October Notes	October 9, 2020	300	October 9, 2030	2.43%
2027 Five-year Notes	August 23, 2021	300	February 23,2027	1.73%
2031 Notes	August 23, 2021	700	August 23, 2031	2.49%

*	The 2022 Five-year Notes and 2022 Ten-year Notes were fully repaid when they became due.
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

F-5
9

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

The 2027 Five-year Notes bear interest at the rate of
1.625
% per annum and the 2031 Notes bear interest at the rate of
2.375
% per annum. Interest is payable
semi-annually
in arrears on and of each year, beginning on February 23, 2022.
At maturity, the Notes are payable at their principal amount plus accrued and unpaid interest thereon.
Under the terms of the indentures governing the 2025 Ten-year Notes, the 2027 Ten-year Notes, the 2023 Notes and the 2028 March Notes, events of default include, among others, there occurring with respect to any of the Company’s indebtedness or indebtedness of the Company’s principal controlled entities, an event of default resulting in accelerated maturity or a failure to pay principal, interest or premium when due, and that the outstanding principal amount under payment default or accelerated maturity equals or exceeds the greater of
US$100 million and 2.5% of the Company’s total equity. Under such indentures, principal controlled entities refer to entities as to which one or more of the following conditions is/are satisfied: (i) its total revenue or consolidated total revenue attributable to the Company is at least 5% of the Company’s consolidated total revenue; (ii) its net profit or consolidated net profit attributable to the Company is at least 5% of the Company’s consolidated net profit; or (iii) its net assets or consolidated net assets attributable to the Company are at least 10% of the Company’s consolidated net assets. For example, iQIYI constitutes a principal controlled entity under such indentures.
Under the terms of the indentures governing the 2024 November Notes, the 2024 December Notes (consolidated into and formed a single series with the 2024 November Notes), the 2028 November Notes, the 2025 Five-year Notes, the 2030 April Notes, the 2026 Notes, the 2030 October Notes, the 2027 Five-year Notes and the 2031 Notes, events of default include, among others, there occurring with respect to any of the Company’s indebtedness, an event of default resulting in accelerated maturity or a failure to pay principal, interest or premium when due, and that the outstanding principal amount under payment default or accelerated maturity equals or exceeds the greater of
US$
100 million and 2.5% of the Company’s total equity.
If any such event of default were to take place, the holders of those notes may declare the principal of notes to be due and payable prior to the stated maturity. Under the terms of the indentures governing the various notes, a declaration of acceleration of the relevant series of notes will be automatically annulled if such event of default is remedied or cured by the Company or any of the Company’s principal controlled entities, in the case of the 2025
Ten-year
Notes, the 2027
Ten-year
Notes, the 2023 Notes and the 2028 March Notes, or the Company, in the case of the 2024 November Notes, the 2024 December Notes, the 2028 November Notes, the 2025 Five-year Notes, the 2030 April Notes, the 2026 Notes, the 2030 October Notes, the 2027 Five-year Notes and the 2031 Notes, or waived by the holders of the relevant notes within 30 days after the declaration of acceleration with respect thereto and if the annulment of the acceleration of those notes would not conflict with any judgment or decree of a court of competent jurisdiction. As of December 31, 2022, there was no such event of default.
The Notes do not contain any other financial covenants or other significant restrictions. In addition, the Notes are unsecured and rank lower than any secured obligation of the Group and have the same liquidation priority as any other unsecured liabilities of the Group, but senior to those expressly subordinated obligations, if any. The Company may, at its discretion, redeem all or any portion of the Notes at any time, at the greater of the principal amount and the make whole amount plus accrued and unpaid interest. In addition, for the 2023 Notes, 2028 March Notes, 2024 Notes, 2028 November Notes, 2025 Five-year Notes, 2030 April Notes, 2026 Notes, 2030 October Notes, 2027 Five-year Notes and 2031 Notes, the Company may at its discretion, redeem all or any portion of the Notes at one or three months before the maturity date of respective notes, at a price equal to
100% of the principal amount of such notes plus accrued and unpaid interest, if any, to (but not including) the

F-
6
0

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

redemption date. As of December 31, 2022, the Company does not intend to redeem any portion of the Notes prior to the stated maturity dates. For certain Notes, the Company has the obligation to redeem the Notes if a change in control occurs as defined in the indenture of the Notes.
The outstanding Notes were issued at a discount amounting to US$17 million. The total issuance costs of US$32 million were presented as a direct deduction from the principal amount of the outstanding Notes on the consolidated balance sheets. Both the discount and the issuance costs are amortized as interest expense using the effective interest rate method through the maturity dates of the Notes.
The principal amount and unamortized discount and debt issuance costs as of December 31, 2021 and 2022 were as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(In millions)
Principal amount	53,848	46,983	6,812
Unamortized discount and debt issuance costs	(223)	(186)	(27)

	53,625	46,797	6,785

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s long-term debts (including the notes payable and long-term loans (Note 13) but excluding convertible senior notes (Note 15), in the succeeding five years and thereafter:

	RMB	US$
	(In millions)
For the years ending December 31,
2023	6,898	1,000
2024	5,863	850
2025	7,587	1,100
2026	18,278	2,650
2027	6,207	900
Thereafter	15,864	2,300

15.	CONVERTIBLE SENIOR NOTES
iQIYI 2023 Convertible Senior Notes
On December 4, 2018, iQIYI issued US$750 million convertible senior notes ( “iQIYI 2023 Convertible Notes”). The iQIYI 2023 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable semi-
annually in cash at a rate of 3.75% per annum on June 1 and December 1 of each year, beginning on June 1, 2019. The iQIYI 2023 Convertible Notes will mature on December 1, 2023 unless redeemed, repurchased or converted prior to such date.
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

F-
61

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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
The holders may require iQIYI to repurchase all or portion of the iQIYI 2023 Convertible Notes for cash on December 1, 2021, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In 2021, iQIYI redeemed US$747 million aggregate principal amount of the iQIYI 2023 Convertible Notes as requested by the holders. Following settlement of the repurchase, the repurchase amount which was fully accreted was derecognized and US$3 million (equivalent to RMB22 million) aggregate principal amount of the iQIYI 2023 Convertible Notes remained outstanding and was included in “Convertible senior notes, current portion” as of December 31, 2022 as it will mature on December 1, 2023.
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
The initial conversion rate of the iQIYI 2025 Convertible Notes is
33.0003
of iQIYI’s ADS per US$
1,000
principal amount of the iQIYI 2025 Convertible Notes (which is equivalent to an initial conversion price of approximately US$
30.30
per ADS). Prior to October 1, 2024, the iQIYI 2025 Convertible Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2019, if the last reported sale price of ADSs for at least
20
trading days (whether or not consecutive) during a period of
30
consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to
130
% of

F-
62

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

the
conversion price; (2) during the
five
business day period after any
ten
consecutive trading day period in which the trading price per US$1,000 principal a mount of notes was less than
98
%
of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if iQIYI calls the notes for a tax redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the iQIYI 2025 Convertible Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following iQIYI’s delivery of a notice of a tax redemption, iQIYI will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

The holders may require iQIYI to repurchase all or a portion of the iQIYI 2025 Convertible Notes for cash on
April 1, 2023
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
The initial conversion rate of the iQIYI 2026 Convertible Notes is 44.8179 of iQIYI’s ADS per US$1,000 principal amount of the iQIYI 2026 Convertible Notes (which is equivalent to an initial conversion price of approximately US$22.31 per ADS). Prior to June 15, 2026, the iQIYI
2026 Convertible Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2021, if the last reported sale price of ADSs for at least

20
trading days (whether or not consecutive) during a period of
30
consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to
130
%
of the conversion price; (2) during th
e
five
business day period after any
ten
consecutive trading day period in which the trading price per US
$
1,000
principal amount of notes was less than
98
%
of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if iQIYI calls the notes for a tax redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the iQIYI 2026 Convertible Notes will be

F-6
3

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following iQIYI’s delivery of a notice of a tax redemption, iQIYI will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.
The holders may require iQIYI to repurchase all or a portion of the iQIYI 2026 Convertible Notes for cash on August 1, 2024, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
iQIYI PAG Convertible Senior Notes
On December 30, 2022, iQIYI issued US$
500
 million convertible senior notes (the “iQIYI PAG Notes”), pursuant to the definitive agreements entered with PAGAC IV-1 (Cayman) Limited, PAG Pegasus Fund LP and/or their affiliates (collectively, the “Investors”) in August 2022. The iQIYI PAG Notes are senior, secured obligations of iQIYI by certain collateral arrangements, and interest is payable quarterly
 i
n cash at a rate of
6.00
% per annum on January 1, April 1, July 1 and October 1 of each year, beginning on April 1, 2023. The iQIYI PAG Notes will mature on the fifth anniversary of the issuance date unless redeemed, repurchased or converted prior to such date. IQIYI offered an additional US$
50
 million principal amount of the iQIYI PAG Notes simultaneously, pursuant to the Investors’ option to purchase additional notes (Note 27).
The iQIYI PAG Notes will be convertible at the holder’s option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date and subject to the terms of the iQIYI PAG Notes, at an initial conversion rate of
216.9668
 A
DS per US$
1,000
principal amount of the iQIYI PAG Notes (which is equivalent to an initial conversion price of approximately US$
4.61

per ADS). Following a make-whole fundamental change that occurs prior to the maturity date, iQIYI will increase the conversion rate for a holder who elects to convert its notes in connection with such make-whole fundamental change.
Holders of the iQIYI PAG Notes have the right to require iQIYI to repurchase for cash all or part of their Notes, at a repurchase price equal to 120 % and
130
 %

of the principal amount of the iQIYI PAG Notes on or shortly after the third anniversary of the issuance date and the fifth anniversary of the issuance date, respectively. Upon the closing of the transaction, the investors have appointed the executive chairman of PAG, as a member to the board of directors, a member of the compensation committee and a non-voting member of the audit committee of iQIYI pursuant to their rights in the definitive agreements.
T
he repayments of iQIYI PAG Notes are guaranteed by equity interests of certain subsidiaries of iQIYI and collateralized by all the cash consideration related to certain contracts for which

RMB

million

(US$
109

million) cash consideration has been received as of December 31, 2022 and reported as long-term restricted cash balances. (Note 9).
Under the terms of the indentures governing the iQIYI 2023 Convertible Notes, iQIYI 2025 Convertible Notes, iQIYI 2026 Convertible Notes and iQIYI PAG Notes, events of default include:

(i)	default in any payment of interest or additional amounts as defined under the respective indenture for a period of 30 days;

(ii)
default in the payment of principal for the iQIYI 2023 Convertible Notes, iQIYI 2025 Convertible Notes and iQIYI 2026 Convertible Notes when due and payable, or repurchase amount for the iQIYI PAG Notes when due;

F-6
4

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(iii)	failure by iQIYI to comply with its obligation to convert the Convertible Notes upon exercise of a holder’s conversion right for a period of five business days ;

(iv)
failure by iQIYI to issue a Fundamental Change Company Notice or a Make-Whole Fundamental Change as defined under the respective indenture or a specified corporate event when due for a period of five business days;

(v)	failure by iQIYI to comply with its obligations relating to consolidation, merger, sale, conveyance and lease under article 11 of the respective indenture;

(vi)
failure by iQIYI for 60 days after written notice from the trustee or by the trustee at the request of the holders of at least 25% in aggregate principal amount of the respective Convertible Notes then outstanding has been received by iQIYI to comply with any of other agreements contained in the respective Convertible Notes or the indenture;

(vii)
default by iQIYI or its significant subsidiaries (defined in Article 1, Rule
1-02
of Regulation
S-X),
with respect to any mortgage, agreement or other instrument under which there may be outstanding, secured or evidenced any indebtedness in excess of US$60 million (or an equivalent amount in foreign currency), for the iQIYI 2023 Convertible Notes, the iQIYI 2025 Convertible Notes, the iQIYI 2026 Convertible Notes or in excess of US$100 million (or an equivalent amount in foreign currency) for the iQIYI PAG Notes, resulting in accelerated maturity or a failure to pay principal or interest when due, and such indebtedness is not discharged, or such acceleration is not otherwise cured or rescinded, within 30 days;

(viii)
a delay in payment or discharge of a final judgment for the payment of US$60 million (or an equivalent amount in foreign currency) for the iQIYI 2023 Convertible Notes, the iQIYI 2025 Convertible Notes and the iQIYI 2026 Convertible Notes or the payment of US$100 million (or an equivalent amount in foreign currency) for the iQIYI PAG Notes rendered against iQIYI or any of its significant subsidiaries;

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

The indentures for the iQIYI 2023 Convertible Notes, iQIYI 2025 Convertible Notes, iQIYI 2026 Convertible Notes and iQIYI PAG Notes (collectively as the “iQIYI Notes”) define a “fundamental change” to include, among other things: (i) any person or group gaining control of iQIYI, (ii) any recapitalization, reclassification or change of iQIYI’s ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (iii) the shareholders of iQIYI approving any plan or proposal for the liquidation or dissolution of iQIYI; (iv) iQIYI’s ADSs ceasing to be listed on Nasdaq Stock Market; or (v) any change in or amendment to the laws, regulations and rules of the PRC resulting in iQIYI being legally prohibited from operating substantially all of the business operations conducted by iQIYI being unable to continue to derive substantially all of the economic benefits from the business operations conducted by these entities.
Upon the occurrence of an event of default which includes default on principal payment of the iQIYI 2025 Notes when due on April 1, 2023, the trustee or the holders of at least 25% in aggregate principal amount may declare the whole principal of
(
or, in the case of the iQIYI PAG notes,
120% or 130% of the principal amount for
such notes, as the case may be, depending on the date of occurrence of the event of default
),
and accrued and unpaid interest on, all the outstanding Convertible Senior Notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. iQIYI may also be required to pay additional interest. Upon the occurrence of a fundamental change, holders of the Convertible Senior Notes will have the right, at their option, to require iQIYI to repurchase all of their Convertible Senior Notes or any portion of the principal

F-6
5

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

amount (or, in the case of the iQIYI PAG notes, 120% or 130
% of the principal amount for such notes, as the case may be, depending on the date of occurrence of the fundamental change), and accrued and unpaid interests. In the event of a fundamental change, iQIYI may also be required to issue additional ADSs upon conversion of its convertible notes. As of December 31, 2022, there was no such event of default or fundamental change.
Accounting for Convertible Senior Notes
Adoption of ASU 2020-06
In August 2020, the FASB issued ASU No. 2020-06,
Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity
(“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. The Group adopted ASU 2020-06 on January 1, 2022, using a modified retrospective transition method, which resulted in a cumulative-effect adjustment to decrease the opening balance of additional paid-in capital and noncontrolling interests on January 1, 2022 by RMB
738 million and RMB309 million respectively, and increase the opening balance of accumulated retained earnings and
convertible senior notes on January 1, 2022 by RMB398 million and RMB636 million
,

with remaining impact shown in accumulated other comprehensive income.
Prior to the adoption of ASU 2020-06, as the conversion option may be settled in cash at iQIYI’s option, the iQIYI 2023 Convertible Notes, iQIYI 2025 Convertible Notes and iQIYI 2026 Convertible Notes were separated into liability and equity components in accordance with ASC subtopic
470-20,
Debt with Conversion and Other Options (“
ASC
470-20”).
The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as additional paid-in
capital. The difference between the principal amount of each of the iQIYI Notes and the liability component was considered debt discount and was amortized using the effective interest rate method to accrete the discounted carrying value of the iQIYI Notes to its face value on the put dates of the iQIYI Notes. Debt issuance costs were allocated to the liability and equity components based on the same proportion as the recognized amounts of liability and equity components determined aforementioned.
After the adoption of ASU 2020-06, as the iQIYI Notes were not issued at a substantial premium, all of the proceeds received from the issuance of the iQIYI Notes are recorded as a liability on the consolidated balance sheet in accordance with ASC 470-20. That is, no portion of the proceeds from issuing the iQIYI Notes are attributed to the conversion option at inception. The difference between the principal amount of each of the iQIYI Notes and net proceeds from the issuance is considered debt discount and is amortized at their respective effective interest rates to accrete the carrying value of the iQIYI Notes to its face value (120% of the principal amount for the iQIYI
PAG
Convertible Notes) on the respective put dates of the iQIYI Notes.
For the years ended December 31, 2020, 2021 and 2022, the effective interest rates of the iQIYI Notes were as follows:

	For the years ended December 31,
	2020	2021	2022
	%	%	%
The iQIYI 2023 Convertible Notes	7.04%	7.04%	4.41%
The iQIYI 2025 Convertible Notes	6.01%	6.01%	2.48%
The iQIYI 2026 Convertible Notes	6.94%	6.94%	4.53%
The iQIYI PAG Convertible Notes	N/A	N/A	12.27%

F-6
6

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

The cost of the 2023 Capped Call and 2025 Capped Call of
US$68
million and US
$85
million were recorded as a reduction of the Company’s additional paid-in capital and non-controlling interests on the consolidated balance sheets with no subsequent changes in fair value recorded.
The net proceeds from the issuance of the iQIYI 2023 Convertible Notes, iQIYI 2025 Convertible Notes, iQIYI 2026 Convertible Notes and iQIYI PAG Notes were
US$737 million, US$1.2
billion,
US$884 million and US$492 million, after deducting underwriting discounts and offering expenses of US$13 million, US$21 million, US$16 million and US$8 million from the initial proceeds of US$750 million, US$1.2 billion,
US$900 million and US$500 million, respectively.
The carrying amount of the iQIYI Notes as of December 31, 2021 and 2022 were as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(In millions)
Liability component:
Principal	13,403	17,986	2,608
Less: unamortized debt discount	751	112	17
Net carrying amount	12,652	17,874	2,591

Equity component:
Carrying amount	1,793	360	52

For the years ended December 31, 2020, 2021 and 2022, the amounts of interest cost recognized were as follows:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(In millions)
Contractual interest expense	365	557	404	59
Amortization of the discount and issuance costs	434	559	66	9
Total	799	1,116	470	68
As of December 31, 2022, the liability component of the iQIYI 2025
Convertible
Notes, iQIYI 2026
Convertible
Notes and iQIYI
PAG
Notes will be accreted up to the principal amount of US$1.2 billion, US$900 million and US$600 million (120% of the principal amount of iQIYI
PAG
Notes) over a remaining period of 0.25 years, 1.59 years and 3.00 years, respectively. The amount repayable within the next twelve months are classified as “Convertible senior notes, current portion” on the consolidated balance sheets.
The aggregate amounts upon scheduled maturities of RMB22 million (US$3 million), RMB8.3 billion (US$1.2 billion), RMB6.2 billion (US$902 million) and RMB4.5 billion (US$651 million) of the iQIYI 2023 Notes, iQIYI 2025 Notes, iQIYI 2026 Notes and iQIYI PAG
Notes will be repaid when they become due in 2023, 2025, 2026 and 2028, respectively, assuming there is no conversion of the iQIYI Notes, no redemption of the iQIYI
Notes prior to their maturities, the convertible senior notes bondholders hold the iQIYI Notes until their maturities and iQIYI elects to fully settle the iQIYI Notes in cash.

16.	LEASES
The Company’s operating leases mainly related to land, offices facilities, IDC facilities and vehicles. For leases with terms greater than 12 months, the Company records the related asset and obligation at the present value of

F-6
7

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

lease payments over the term. Certain leases include rental escalation clauses, renewal options and/or termination options that are factored into the Company’s determination of lease payments when appropriate. As of December 31, 2022, finance leases were insignificant.
As of December 31, 2022, the weighted average remaining lease term was 14.8 years and weighted average discount rate was 4.30% for the Group’s operating leases.
Operating lease costs were RMB3.0 billion
,

RMB3.2 billion
and RMB3.5 billion
(US$505 million)
for the years ended December 31, 2020, 2021 and 2022, respectively, which excluded short-term lease costs. Short-term lease costs were
RMB427 million,
RMB475 million and RMB424 million (US$61 million
) for the
years ended December 31, 2020, 2021 and 2022, respectively. Variable lease cost was immaterial for the years ended December 31, 2020, 2021 and 2022. For the years ended December 31, 2020, 2021 and 2022, no lease costs for operating or finance leases were capitalized.
Supplemental cash flow information related to operating leases was as follows:

	For the years ended December 31,
	2021	2022	2022
	RMB	RMB	US$
	(In millions)
Cash payments for operating leases	4,238	3,014	437
ROU assets obtained in exchange for operating lease liabilities	4,434	2,559	371
Future lease payments under operating leases as of December 31, 2022 were as follows:

	Operating leases
	RMB	US$
	(In millions)
Year ending December 31,
2023	2,870	416
2024	2,230	323
2025	1,424	206
2026	889	129
2027	442	64
Thereafter	444	64

Total future lease payments	8,299	1,202
Less: Imputed interest	680	98

Total lease liability balance	7,619	1,104

As of December 31, 2022, additional operating leases that have not yet commenced were immaterial.

17.	INCOME TAXES
Cayman Islands and BVI
Under the current laws of the Cayman Islands and BVI, the Group is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Group to its shareholders, no Cayman Islands withholding tax will be imposed.

F-6
8

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Hong Kong
Subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5%, and foreign-derived income is exempted from income tax. There are no withholding taxes upon payment of dividends by the subsidiaries incorporated in Hong Kong to its shareholders.
Japan
As a result of the Japanese tax regulations amendments, the effective income tax rates were approximately 31% for all years ended December 31, 2020, 2021 and 2022.
Mainland China
Under the PRC Enterprise Income Tax (“EIT”) Law, which has been effective since January 1, 2008, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to preferential tax treatments. Preferential EIT rates at 15% is available for qualified “High and New Technology Enterprises” (“HNTEs”). The HNTE certificate is effective for a period of three years. Further, preferential EIT rates are available for qualified Software Enterprises whereby entities are entitled to full exemption from EIT for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years.
Certain PRC subsidiaries and VIEs, including Baidu Online, Baidu China, Baidu International and Baidu Netcom, etc. are qualified HNTEs and enjoy a reduced tax rate of 15%
for the years presented. An entity could re-apply for the HNTE certificate when the prior certificate expires. Historically, all of the Company’s subsidiaries and VIEs successfully re-applied for the certificates when the prior ones expired. Certain subsidiaries enjoyed a reduced tax rate as qualified Software Enterprise in 2021 and 2022.
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
Income (loss) before income taxes consists of:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(In millions)
Mainland China	19,711	15,055	18,306	2,654
Non-Mainland China	3,379	(4,277)	(8,194)	(1,188)

	23,090	10,778	10,112	1,466

Except for the investment related loss recognized, the
pre-tax
losses from
non-Mainland
China operations consist primarily of operating costs, administration expenses, interest expenses and share-based compensation expenses.

F-6
9

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Income taxes consist of:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(In millions)
Current income tax	4,668	3,636	3,163	459
Income tax refund due to reduced tax rate	(719)	—	(468)	(68)
Adjustments of deferred tax assets due to change in tax rates	(5)	109	119	17
Deferred income tax expense (benefit)	120	(558)	(236)	(34)

	4,064	3,187	2,578	374

The reconciliation of the actual income taxes to the amount of tax computed by applying the aforementioned statutory income tax rate to pre-tax
income is as follows:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(In millions, except for per share data)
Expected taxation at PRC statutory tax rate	5,773	2,694	2,541	368
Effect of differing tax rates in different jurisdictions	208	656	1,976	286
Non-taxable income	(995)	(89)	(44)	(6)
Non-deductible expenses	3,416	965	534	77
Research and development super-deduction	(1,549)	(1,645)	(2,274)	(330)
Effect of PRC preferential tax rates and tax holiday	(2,891)	(1,557)	(1,507)	(217)
Effect of tax rate changes on deferred taxes	(5)	109	119	17
Reversal of prior year’s income taxes	(951)	(734)	(913)	(132)
PRC withholding tax	122	615	181	26
Valuation allowance	936	2,173	1,965	285

Taxation for the year	4,064	3,187	2,578	374

Effective tax rate	18%	29.6%	25.5%	25.5%

Effect of preferential tax rates inside the PRC on basic earnings per Class A and Class B ordinary share ( Note )	1.06	0.56	0.54	0.08

Note:
Effect of preferential tax rates inside the PRC on basic earnings per Class A and Class B ordinary share for the year ended December 31, 2020 had been retrospectively adjusted for the Share Subdivision that became effective on March 1, 2021, as detailed in Notes 1 and 22.

F-
70

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

The tax effects of temporary differences that gave rise to the deferred tax balances at December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(In millions)
Deferred tax assets:
Allowance for credit losses	622	616	89
Accrued expenses, payroll and others	3,076	3,861	560
Fixed assets depreciation and intangible assets amortization	4,024	3,767	546
Net operating loss carry-forwards	2,980	4,176	605
Less: valuation allowance	(8,068)	(10,033)	(1,454)

Deferred tax assets, net	2,634	2,387	346

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(In millions)
Deferred tax liabilities:
Long-lived assets arising from acquisitions	508	428	62
Withholding tax on PRC subsidiaries’ undistributed earnings	1,803	1,685	244
Tax on capital gains	996	797	116
Others	241	246	35

	3,548	3,156	457

As of December 31, 2022, the Group had tax losses of approximately
RMB22.7 billion (US$3.3 billion) deriv
ed
from entities in the PRC, Hong Kong, Singapore and Japan. The tax losses in Japan can be carried forward for nine years to offset future taxable profit. The tax losses in the
PRC can be carried forward for five years to offset future taxable profit, and the period is currently extended to 10 years for entities qualified as HNTE. The tax losses of entities in the PRC and Japan will expire from 2023 to 2032, if not utilized. The tax losses in Hong Kong and Singapore can be carried forward with no expiration date.
As of December 31, 2022, dividend distribution withholding tax for the potential remittance of earnings from the PRC subsidiaries to offshore entities was RMB1.7 billion (US$254 million). The Group believes that the underlying dividends will be distributed in the future for offshore use, such as merger and acquisition activities. The Group did not provide for additional deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries during the years presented on the basis of its intent to permanently reinvest its foreign subsidiaries’ earnings. As of December 31, 2022, the total amount of undistributed earnings from the PRC subsidiaries and the VIEs for which no withholding tax has been accrued was
 RMB152.9 billion (US$22.2
b
illion). Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

18.	EMPLOYEE DEFINED CONTRIBUTION PLAN
Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the

F-
71

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions. Total amounts for such employee benefits, which were expensed as incurred, were RMB2.7 billion, 4.1 billion and RMB4.3 billion (US$625 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

19.	COMMITMENTS AND CONTINGENCIES
Capital Commitments
The Group’s capital commitments primarily relate to commitments in connection with the expansion and improvement of its network infrastructure and its plan to build additional office buildings and cloud computing based data centers. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB2.6 billion (US$370 million) as of December 31, 2022. Almost all of the commitments relating to the network infrastructure, office building
s
and cloud computing based data centers are to be fulfilled within one year.
Commitments for bandwidth and property management fees
Future minimum payments under
non-cancelable
agreements for bandwidth and property management fees consist of the following as of December 31, 2022:

	RMB	US$
	(In millions)
2023	287	42
2024	105	15
2025	44	6
2026	22	3
2027	4	1
Thereafter	25	4

	487	71

Licensed Copyrights and Produced Content Commitments
Future minimum payments under
non-cancelable
agreements for licensed copyrights and produced content consist of the following as of December 31, 2022:

	RMB	US$
	(In millions)
2023	5,156	748
2024	3,622	525
2025	2,636	382
2026	1,261	183
2027	105	15
Thereafter	202	29

	12,982	1,882

F-
72

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Investment Commitments
The Group’s investment commitments primarily relate to capital contribution obligations under certain arrangements which do not have specified contractual maturity dates. The total investment commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB1.3 billion (US$187 million).
Guarantees
The Group accounts for guarantees in accordance with ASC Topic 460,
Guarantees
(“ASC 460”)
.
Accordingly, the Group evaluates its guarantees if any to determine whether (a) the guarantee is specifically excluded from the scope of ASC 460, (b) the guarantee is subject to ASC 460 disclosure requirements only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value.
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
Historically, the Company was not required to make payments related to these obligations, and the fair value for these obligations was immaterial on the consolidated balance sheets as of December 31, 2022.
Litigation
The Group was involved in certain cases pending in various PRC, U.S. and Brazil courts and arbitration as of December 31, 2022. These cases include copyright infringement cases, unfair competition cases, and defamation cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could result in a loss of revenue or otherwise harm the business of the Group.
Starting in April 2020, the Group and certain of its officers were named as defendants in putative securities class actions filed in federal court. The case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Group’s public disclosure documents related to Baidu Feed, which they believe did not comply with “PRC laws and regulations in all material respects”. In addition, starting in April 2020, iQIYI and certain of its current and former officers and directors were named as defendants in several putative securities class actions filed in federal court, which were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in iQIYI’s public disclosure documents. In light of the common questions of law and fact at issue in this case and a related action against Baidu, the Court terminated the motion to dismiss without prejudice, and ordered a motion-to-dismiss briefing for the two cases to be completed by March 2023

F-7
3

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

under a new briefing schedule. Both of those cases remain in preliminary stage, the likelihood of any unfavorable outcome or the amount or range of any potential loss cannot be reasonably estimated at the issuance date of the consolidated financial statements. As a result, as of December 31, 2022, the Group did not record any liabilities for the loss contingencies pertaining to the cases described above.
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

20.	REDEEMABLE NONCONTROLLING INTERESTS

	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(In millions)
Balance as of January 1	1,109	3,102	7,148	1,036
Issuance of subsidiary shares	1,866	4,722	1,208	175
Accretion of redeemable noncontrolling interests	127	391	593	86
Disposal of subsidiaries’ shares	—	—	(556)	(80)
Reclassification of ordinary shares from mezzanine equity to ordinary shares	—	(153)	—	—
Repurchase of redeemable noncontrolling interests	—	(914)	—	—

Balance as of December 31	3,102	7,148	8,393	1,217

In 2021 and 2022, SLG issued 62,697,683 and 5,639,407, respectively, preferred shares to certain non-controlling
shareholders, which could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the Company. Therefore, these preferred shares were accounted for as redeemable noncontrolling interests.
In 2021 and 2022, Baidu Kunlun issued 1,897,800 and 1,068,363, respectively, preferred shares to certain non-controlling
shareholders, which could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the Company. Therefore, these preferred shares were accounted for as redeemable noncontrolling interests.
The Company also have other subsidiaries or VIEs that have issued preferred shares which were accounted for as redeemable noncontrolling interests. As of December 31, 2022, those redeemable noncontrolling interests were insignificant.
The Company accounts for the changes in accretion to the redemption value in accordance with ASC Topic 480,
Distinguishing Liabilities from Equity.
The Company elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interest.

F-7
4

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

21.	SHAREHOLDERS’ EQUITY
Shares
The authorized share capital consisted of 69,632,000,000 shares at a par value of US$0.000000625 per share (previously US$0.00005 per share before the Share Subdivision as detailed in Note 1), of which 66,000,000,000 shares were designated as Class A ordinary shares,

2,832,000,000
as Class B ordinary shares, and
800,000,000
shares designated as preferred shares (previously
825,000,000
shares were designated as Class A ordinary shares,
35,400,000
as Class B ordinary shares, and
10,000,000
shares designated as preferred shares before the Share Subdivision as detailed in Note 1). The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten
votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. The number of
Class B ordinary shares transferred to Class A ordinary shares were

4,200,000
,
12,600,000
and
17,200,000
in the years ended December 31, 2020, 2021 and 2022, respectively.
As of December 31, 2022, there were 2,254,485,072 and 542,100,320 Class A and Class B ordinary shares outstanding (previously 28,181,063 and 6,776,254 Class A and Class B ordinary shares before the Share Subdivision as detailed in Note 1), respectively. As of December 31, 2021 and 2022, there were no preferred shares issued and outstanding.
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
The Company repurchased 126,096,000, 57,343,528 and 17,307,400 Class A ordinary shares (previously 1,576,200, 716,794 and 216,343 Class A ordinary shares before the Share Subdivision as detailed in Note 1) from the open market with an aggregate purchase price of RMB13.1 billion, RMB7.6 billion and RMB1.9 billion (US$279 million) during the years ended December 31, 2020, 2021 and 2022. Before December 31, 2020, the repurchased shares were cancelled under Cayman Islands law upon repurchase and the difference between the par value and the repurchase price was debited to retained earnings. In 2021 and 2022, repurchased shares were recorded in the treasury stock account.
Treasury stock
The treasury stock account includes 57,343,528 ordinary shares and 49,408,840 ordinary shares repurchased from the open market as of December 31, 2021 and 2022, respectively.
During the years ended December 31, 2021 and December 31, 2022, 57,343,528 and 17,307,400
treasury stock has been repurchased, which has been approved by the Company’s board of directors, such treasury stock is reserved for future issuance upon the exercise of the vested share options and the vesting of restricted shares. During the year ended December 31, 2022,
25,242,088 ordinary shares had been reissued to employees and directors upon the exercise of share options and vesting of restricted shares.

F-7
5

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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
In accordance with
the China Company Laws, the Company’s VIEs must make appropriations from their after-tax
profits as reported in their PRC statutory accounts to
non-distributable
reserve funds, namely a statutory surplus fund, a statutory public welfare fund and a discretionary surplus fund. Each of the Company’s VIEs is required to allocate at least
10
% of its
after-tax
profits to the statutory surplus fund until such fund has reached
50
% of its respective registered capital. Appropriations to the statutory public welfare fund and the discretionary surplus fund are made at the discretion of the Company’s VIEs.
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

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(In millions)
PRC statutory reserve funds	1,098	1,218	177
Unreserved retained earnings	144,062	147,123	21,330

Total retained earnings	145,160	148,341	21,507

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB45.9 billion and RMB47.3 billion (US$6.9 billion) as of December 31, 2021 and 2022, respectively.
Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and variable interest entities and their subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

F-7
6

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Accumulated Other Comprehensive (Loss) Income
The c
h
ang
e
s in accumulated other comprehensive (loss) income by component, net of tax, were as follows:

	Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale investments	Unrealized gain on derivatives	Total
	RMB	RMB	RMB	RMB
	(In millions)
Balance at December 31, 2019	(2,584)	1,201	—	(1,383)

Other comprehensive income before reclassification	1,936	380		2,316
Amounts reclassified from accumulated other comprehensive income	—	(541)	—	(541)

Net current-period other comprehensive income (loss)	1,936	(161)		1,775
Other comprehensive income attribute to noncontrolling interests and redeemable noncontrolling interests	(192)	(1)	—	(193)

Balance at December 31, 2020	(840)	1,039	—	199

Other comprehensive (loss) income before reclassification	(88)	(190)	149	(129)
Amounts reclassified from accumulated other comprehensive income	—	—	—	—

Net current-period other comprehensive (loss) income	(88)	(190)	149	(129)
Other comprehensive (loss) income attribute to noncontrolling interests and redeemable noncontrolling interests	(79)	1	—	(78)

Balance at December 31, 2021	(1,007)	850	149	(8)

Cumulative effect of accounting change	13	—	—	13
Other comprehensive (loss) income before reclassification	(764)	(392)	1,266	110
Amounts reclassified from accumulated other comprehensive income	—	—	—	—

Net current-period other comprehensive (loss) income	(751)	(392)	1,266	123
Other comprehensive income (loss) attribute to noncontrolling interests and redeemable noncontrolling interests	432	(1)	—	431

Balance at December 31, 2022	(1,326)	457	1,415	546

Balance at December 31, 2022, in US$	(192)	66	205	79

The amounts reclassified out of accumulated other comprehensive (loss) income represent realized foreign currency translation adjustments, which mainly arose from the disposal of the Group’s partial interests in Trip and realized gains (losses) on the sales of available-for-sale
investments, which were recorded in “Others, net” in the consolidated statements of comprehensive income. The amounts reclassified were determined on the basis of specific identification. Losses on intracompany foreign currency transactions that are of a long-term-investment
nature in the amount of

RMB
1.2

billion, RMB
537
 million and gains in the amount of RMB
2.1
billion (US$
298

million) were included in the foreign currency translation adjustment for the years ended December 31, 2020, 2021 and 2022, respectively.

F-7
7

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

The following table sets forth the tax benefit (expense) allocated to each component of other comprehensive income (loss) for the years ended December 31, 2020, 2021 and
2022:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(In millions)
Unrealized gains (losses) on available-for-sale investments
Other comprehensive income before reclassification	(59)	(3)	28	4
Amounts reclassified from accumulated other comprehensive income	83	—	—	—

Net current-period other comprehensive income (loss)	24	(3)	28	4

22.	EARNINGS PER SHARE
Following the Share Subdivision as detailed in Notes 1 and 21, each ordinary share was subdivided into eighty ordinary shares and each ADS represents eight Class A ordinary shares. The weighted average number of ordinary shares used for the calculation of basic and diluted earnings per share/ADS for the years ended December 31, 2020 and 2021 have been retrospectively adjusted.
A reconciliation of net income attributable to Baidu, Inc. in the consolidated statements of comprehensive income to the numerator for the computation of basic and diluted per share for the years ended December 31, 2020, 2021 and 2022 is as follows:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(In millions, including number of shares, except for per share data)
Net income attributable to Baidu, Inc.	22,472	10,226	7,559	1,096
Accretion of the redeemable noncontrolling interests	(88)	(350)	(591)	(86)

Numerator for basic EPS computation	22,384	9,876	6,968	1,010
Numerator for diluted EPS computation	22,384	9,876	6,968	1,010

F-7
8

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

The following table sets forth the computation of basic and diluted earnings per Class A and Class B ordinary share and basic and diluted earnings per ADS:

	For the years ended December 31,
	2020		2021		2022		2022
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	(In millions, including number of shares and ADS, except for per share and per ADS data)
Earnings per share—basic:
Numerator
Allocation of net income attributable to Baidu, Inc.	17,683	4,701	7,871	2,005	5,590	810	1,378	200

Denominator
Weighted average ordinary shares outstanding (Note)	2,158	574	2,198	560	2,232	2,232	550	550

Denominator used for basic EPS (Note)	2,158	574	2,198	560	2,232	2,232	550	550

Earnings per share—basic ( Note )	8.19	8.19	3.58	3.58	2.50	0.36	2.50	0.36

Earnings per share—diluted:
Numerator
Allocation of net income attributable to Baidu, Inc. for diluted computation	17,723	4,661	7,910	1,966	5,604	812	1,364	198
Reallocation of net income attributable to Baidu, Inc. as a result of conversion of Class B to Class A shares	4,661	—	1,966	—	1,364	198	—	—

Numerator for diluted EPS calculation	22,384	4,661	9,876	1,966	6,968	1,010	1,364	198

Denominator
Weighted average ordinary shares outstanding (Note)	2,158	574	2,198	560	2,232	2,232	550	550
Conversion of Class B to Class A ordinary shares (Note)	574	—	560	—	550	550	—	—
Share-based awards (Note)	24	—	56	—	27	27	—	—

Denominator used for diluted EPS (Note)	2,756	574	2,814	560	2,809	2,809	550	550

Earnings per share—diluted ( Note )	8.12	8.12	3.51	3.51	2.48	0.36	2.48	0.36

Earnings per ADS (1 ADS equals 8 Class A ordinary shares) ：
Denominator used for earnings per ADS—basic (Note)	270		275		279	279

Denominator used for earnings per ADS—diluted (Note)	344		352		351	351

Earnings per ADS—basic ( Note )	65.54		28.64		20.02	2.90

Earnings per ADS—diluted ( Note )	64.98		28.07		19.85	2.88

Note:
Basic and diluted net earnings per share, the number of shares and the adjustments for dilutive restricted shares and share options for the year ended December 31, 2020 had been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that took effect on March 1, 2021, as detailed in Note 1.
The Company did not include certain share options, restricted shares and the effect of convertible senior notes issued by iQIYI, other subsidiaries and investees in the computation of diluted earnings per share for the years ended December 31, 2020, 2021 and 2022 because those share options, restricted shares and convertible senior notes were anti-dilutive for earnings per share for the respective years.

F-7
9

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

23.	SHARE-BASED AWARDS PLAN
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
Following the Share Subdivision that took effect on March 1, 2021 as detailed in Notes 1 and 22, each Class A ordinary share was subdivided into eighty Class A ordinary shares and each ADS represents eight Class A ordinary shares. Prior and subsequent to March 1, 2021, one ordinary share was and will be issuable upon the vesting of one outstanding restricted share or the exercise of one outstanding share option, respectively. Therefore, following the Share Subdivision, each share option and restricted share is subdivided into eighty share options and eighty restricted shares, the weighted average grant date fair value per restricted share and the weighted average exercise price per share option is diluted by eighty times. The number of restricted shares and

F-
80

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

share options, the weighted average grant date fair value per restricted share and the weighted average exercise price per share option has been retrospectively adjusted for the Share Subdivision in the following tables.
Incentive share options
The following table summarizes the option activity for the year ended December 31, 2022:

	Number of share options	Weighted average exercise price (US$)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$ in millions)

Incentive share options
Outstanding, December 31, 2021	21,453,560	17	6	84

Granted	1,608,504	20
Exercised	(2,500,936)	10
Forfeited/Cancelled	(891,832)	17

Outstanding, December 31, 2022	19,669,296	19	6	20

Vested and expected to vest at December 31, 2022	18,464,496	19	5	18

Exercisable at December 31, 2022	16,179,616	19	5	14

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2022 and the exercise price.
Total intrinsic value of options exercised for the years ended December 31, 2020, 2021 and 2022 was RMB157 million, RMB210 million and RMB124 million (US$18 million), respectively. The total fair value of options vested during the years ended December 31, 2020, 2021 and 2022 was RMB261 million, RMB217 million and RMB193 million (US$28 million), respectively.
Share options are usually subject to vesting schedules ranging from two to four years. As of December 31, 2022, RMB103 million (US$15 million) of unrecognized share-based compensation cost related to share options is expected to be recognized over a weighted-average vesting period of 2.6 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from expectation.
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
81

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

For the years ended December 31
	2020	2021	2022
Risk-free interest rate	1.51~1.52%	0.63~1.23%	1.92~2.96%
Dividend yield	—	—	—
Expected volatility range	34.83%~34.92%	38.12%~39.82%	40.66%~47.03%
Expected life (in years)	5.90~6.01	5.80~5.86	5.26~5.49
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
The exercise price of options granted during the years ended December 31, 2020, 2021 and 2022 equaled the market price of the ordinary shares on the grant date. The weighted-average grant-date fair value of options granted during the years ended December 31, 2020, 2021 and 2022 was US$9, US$12 and US$8, respectively.
Restricted Shares
Restricted Shares activity for the year ended December 31, 2022 was as follow:

	Number of shares	Weighted average grant date fair value (US$)
Restricted Shares
Unvested, December 31, 2021	138,440,472	19
Granted	57,803,056	15
Vested	(47,059,064)	19
Forfeited/Cancelled	(22,934,104)	18

Unvested, December 31, 2022	126,250,360	17

The total fair value of the restricted shares vested during the years ended December 31, 2020, 2021 and 2022 was RMB4.6 billion, RMB5.0 billion and RMB6.2 billion (US$895 million), respectively. The weighted-average grant-date
fair value of the Restricted Shares granted during the years ended December 31, 2020, 2021, and 2022 was US$14, US$23 and US$15, respectively.
As of December 31, 2022, there was RMB
6.3
 billion (US$

 million) of
unrecognized share-based compensation cost related to restricted shares, which is expected to be recognized over a weighted-average vesting period of
2.6 years. To the extent the actual forfeiture rate is different from the original estimate, the actual share-based compensation costs related to these awards may be different from expectation. To the extent the Company revises this estimate in the future, share-based compensation expense could be materially impacted in the year of revision, as well as in the following years.

F-
82

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Subsidiaries-iQIYI
2010 Equity Incentive Plan
In October 2010, iQIYI adopted its 2010 Equity Incentive Plan (the “iQIYI 2010 Plan”), which permits the grant of restricted shares, options and share appreciation rights to the employees, directors, officers and consultants to purchase iQIYI’s ordinary shares. The 2010 Plan is valid and effective for an original term of ten years, and further extended to twenty years on September 15, 2020 commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under the 2010 Plan. As of December 31, 2022, the share option pool under the iQIYI 2010 Plan approved by the Board of Directors of iQIYI was 589,729,714 iQIYI’s ordinary shares. All options granted vest over a four-year period.
2021 Equity Incentive Plan
On December 2, 2021, iQIYI adopted its 2021 Equity Incentive Plan (the “iQIYI 2021 Plan”), which permits the grant of restricted shares units and options to the directors, employees, consultants and other individuals of iQIYI. Under the 2021 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards shall initially be
364,000,000
iQIYI’s ordinary shares, provided that if restricted share units or options with US$0 exercise price are granted, each restricted share unit and option with US$0 exercise price (that entitles the holder to one ordinary share) granted shall reduce the number of ordinary shares under the 2021 Plan available for future grants by
1.3 ordinary shares. The 2021 Plan is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under the 2021 Plan. Any unvested portion of the restricted shares units and options will be forfeited upon the termination of the grantee’s service for any reason. In the event the grantee’s service is terminated for cause other than death or permanent disability, the vested portion of the options will be expired upon 90 days following such termination. In 2022, iQIYI has granted options under the 2021 Plan to its employees and directors. All options vest over a four-year period.
The following table sets forth the summary of employee option activity for the year ended December 31, 2022:

	Number of share options	Weighted average exercise price （ US$ ）	Weighted average remaining contractual life (Years)	Aggregate Intrinsic value (US$ in millions)
Outstanding, December 31, 2021	341,665,534	0.49	7	57
Granted	174,961,521	0.11
Forfeited/Expired	(17,625,428)	0.26
Exercised	(19,530,525)	0.48

Outstanding, December 31, 2022	479,471,102	0.35	7	193

Vested and expected to vest at December 31, 2022	450,152,110	0.37	7	174

Exercisable at December 31, 2022	276,887,892	0.48	5	77

As of December 31, 2022, there was
RMB

 million (
US
$134
million) of unrecognized share-based compensation cost related to share options granted by iQIYI which is expected to be recognized over a weighted-average period of
2.3
years.

F-8
3

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

The following table summarizes the share-based compensation cost recognized by iQIYI:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(In millions)
Expensed as cost of revenues	202	173	148	21
Expensed as selling, general and administrative	851	718	424	61
Expensed as research and development	317	328	239	35

	1,370	1,219	811	117

The following table summarizes the total share-based compensation cost recognized by the Group:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(In millions)
Expensed as cost of revenues	360	399	409	59
Expensed as selling, general and administrative	1,897	1,840	1,750	253
Expensed as research and development	4,471	4,817	4,629	672

	6,728	7,056	6,788	984

Other Subsidiaries
In fiscal year 2022, several subsidiaries of the Company have granted restricted shares and share options tied to the valuation of the subsidiaries to the employees of the Company, of which will be settled by the subsidiaries upon vesting or exercise of these awards. These awards are generally subject to a four-year vesting schedule as determined by the administrator of the plan. During the year ended December 31, 2022, the expenses recognized in respect of the share-based aw ar
ds relating to these subsidiaries are insignificant.

24.	RELATED PARTY TRANSACTIONS
Related party transactions with investees
Related party transactions provided by the Company primarily related to online marketing services, cloud services and other services. The following table summarizes the revenue recognized from transactions with investees for the years ended December 31, 2020, 2021 and 2022.

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(In millions)
Revenues:
Related Party A	204	315	158	23
Related Party B	678	888	889	129
Related Party D	—	123	257	37
Related Party E (i)	949	126	—	—
Other Investees	1,015	915	939	136

Total	2,846	2,367	2,243	325

(i)
The balances mainly represent amounts arising from services including online marketing services and cloud services the Company provided to Related Party E. Related Party E ceased to be a related party from February 2021 as the Company does not have significant influence over Related Party E after its public listing.

F-8
4

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

The Group purchased produced content and licensed copyrights, traffic acquisition and other services from equity investees in an amount of RMB1.9 billion, RMB3.0 billion and RMB2.2 billion (US$314 million) for the years ended December 31, 2020, 2021 and 2022, respectively.
Related party transactions with others
In 2021 and 2022, related party transactions with Related Party C, over which the Company can significantly influence its management or operating policies, were in the total amount of RMB2.0 billion and RMB2.2 billion (US$314 million), respectively, and mainly comprised online marketing services provided to Related Party C.
In addition, other related party transactions were insignificant for each of the years presented, which included reimbursements to Robin Li’s use of an aircraft beneficially owned by his family member used for the Company’s business purposes.
Balances of due from/due to related parties
As of December 31, 2021 and 2022, amounts due from/due to related parties were as follows:
Expect for the
non-trade
balances as of December 31, 2021 and 2022 relate to transactions disclosed below, amounts due from/due to related parties arising from the ordinary and usual course of business of the Group and were trade in nature.

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(In millions)
Amounts due from related parties, current:
Related Party B (i)	375	3,730	541
Related Party C (ii)	514	337	49
Related Party D (iii)	129	1,059	154
Other related parties (iv)	350	306	44

Total	1,368	5,432	788

Amounts due from related parties, non-current:
Related Party B (i)	3,405	—	—
Other related parties (v)	82	60	9

Total	3,487	60	9

Amounts due to related parties, current:
Related Party B (vi)	457	3,912	567
Related Party F (vii)	305	66	10
Other related parties (viii)	1,002	1,089	158

Total	1,764	5,067	735

Amounts due to related parties, non-current:
Related Party B (vi)	3,139	—	—
Related Party F (vii)	128	98	14
Other related parties (ix)	1	1	—

Total	3,268	99	14

(i)
The balances represent amounts arising from non-trade loans due from Related Party B with interest rates ranging from 0.00% to 0.50%, which were reclassified to current liability within one year in 2022, and online marketing services, cloud services and other services the Company provided to Related Party B.

F-8
5

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(ii)	The balance mainly represents online marketing services provided to Related Party C.
(iii)
The balance mainly represents non-trade loans due from Related Party D with interest rates of 3.465%, which was fully repaid in January 2023, unsettled receivables, and technical services provided to Related Party D.

(iv)	The balances mainly represent amounts arising from intelligent driving services, cloud services and other services the Company provided to its investees in ordinary course of business.
(v)	The balance consists of amount due from the Company’s investees in the ordinary course of business.
(vi)
The balance represents amount due to Related Party B arising from services provided by Related Party B to the Company in the ordinary course of business and non-trade
loans provided by Related Party B with interest rates of nil, which were reclassified to current liability within one year in 2022.

(vii)	The balances mainly represent deferred revenue relating to the future services to be provided by the Company to Related Party F which is an equity method investee.
(viii)
The balances mainly represent amounts arising from services including advertising services and licensing of content assets provided by the Company’s investees and non-trade
amounts payable for acquiring the equity interest of the Company’s investees.

(ix)	The balance mainly represents deferred revenue relating to the future services to be provided by the Company to various investees.

25.	SEGMENT REPORTING
The Company’s operations are organized into two
 segments, consisting of Baidu Core and iQIYI. Within Baidu Core, the Company’s product and services offerings are categorized as follows—Mobile Ecosystem, Baidu Cloud and Apollo Intelligent Driving & Other Growth Initiatives. iQIYI is an innovative market-leading online entertainment service provider. iQIYI’s platform features iQIYI original content, as well as a comprehensive library of other professionally produced content (PPC), professional user generated content (PUGC) and user-generated content.
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

F-8
6

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

The table below provides a summary of the Group’s operating segment operating results for the year ended December 31, 2020.

	For the year ended December 31, 2020
	Baidu Core	iQIYI	Intersegment eliminations	Consolidated
	RMB	RMB	RMB	RMB
	(In millions)
Total revenues	78,684	29,707	(1,317)	107,074

Operating costs and expenses:
Cost of revenues	28,368	27,884	(1,094)	55,158
Selling, general and administrative	12,931	5,188	(56)	18,063
Research and development	16,847	2,676	(10)	19,513

Total operating costs and expenses	58,146	35,748	(1,160)	92,734

Operating profit (loss)	20,538	(6,041)	(157)	14,340

Total other income (loss), net	9,693	(943)	—	8,750

Income (loss) before income taxes	30,231	(6,984)	(157)	23,090

Income taxes	4,041	23	—	4,064

Net income (loss)	26,190	(7,007)	(157)	19,026

Less: net (loss) income attributable to noncontrolling interests	(334)	31	(3,143)	(3,446)

Net income (loss) attributable to Baidu, Inc.	26,524	(7,038)	2,986	22,472

The table below provides a summary of the Group’s operating segment operating results for the year ended December 31, 2021.

	For the year ended December 31, 2021
	Baidu Core	iQIYI	Intersegment eliminations	Consolidated
	RMB	RMB	RMB	RMB
	(In millions)
Total revenues	95,163	30,554	(1,224)	124,493

Operating costs and expenses:
Cost of revenues	37,838	27,513	(1,037)	64,314
Selling, general and administrative	20,040	4,725	(42)	24,723
Research and development	22,143	2,795	—	24,938

Total operating costs and expenses	80,021	35,033	(1,079)	113,975

Operating profit (loss)	15,142	(4,479)	(145)	10,518

Total other income (loss), net	1,793	(1,533)	—	260

Income (loss) before income taxes	16,935	(6,012)	(145)	10,778

Income taxes	3,090	97	—	3,187

Net income (loss)	13,845	(6,109)	(145)	7,591

Less: net income (loss) attributable to noncontrolling interests	288	61	(2,984)	(2,635)

Net income (loss) attributable to Baidu, Inc.	13,557	(6,170)	2,839	10,226

F-8
7

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

The table below provides a summary of the Group’s operating segment operating results for the year ended December 31, 2022.

	For the year ended December 31, 2022
	Baidu Core		iQIYI		Intersegment eliminations		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(In millions)
Total revenues	95,431	13,836	28,998	4,204	(754)	(109)	123,675	17,931

Operating costs and expenses:
Cost of revenues	42,378	6,144	22,321	3,236	(764)	(111)	63,935	9,269
Selling, general and administrative	17,103	2,480	3,466	503	(55)	(8)	20,514	2,975
Research and development	21,416	3,105	1,899	275	—	—	23,315	3,380
Total operating costs and expenses	80,897	11,729	27,686	4,014	(819)	(119)	107,764	15,624

Operating profit	14,534	2,107	1,312	190	65	10	15,911	2,307

Total other (loss) income, net	(4,453)	(646)	(1,346)	(195)	—	—	(5,799)	(841)

Income before income taxes	10,081	1,461	(34)	(5)	65	10	10,112	1,466

Income taxes	2,494	362	84	12	—	—	2,578	374

Net income (loss)	7,587	1,099	(118)	(17)	65	10	7,534	1,092

Less: net income (loss) attributable to noncontrolling interests	36	4	18	3	(79)	(11)	(25)	(4)

Net income (loss) attributable to Baidu, Inc.	7,551	1,095	(136)	(20)	144	21	7,559	1,096

The following table presents the Company’s revenues disaggregated by segment
and by types of products or services:

	For the years ended
	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$
	(In millions)
Online marketing services	66,283	73,919	69,522	10,080
Cloud services (i)	9,173	15,070	17,721	2,569
Others (i)	3,228	6,174	8,188	1,187

Baidu Core Subtotal	78,684	95,163	95,431	13,836

Membership services (i)	16,491	16,714	17,711	2,568
Online advertising services (ii)	6,822	7,067	5,332	773
Content distribution (i)	2,660	2,856	2,470	358
Others (i) (iii)	3,734	3,917	3,485	505

iQIYI Subtotal	29,707	30,554	28,998	4,204
Intersegment eliminations	(1,317)	(1,224)	(754)	(109)

Total revenue	107,074	124,493	123,675	17,931

(i)	The revenues were presented as “Others” in the consolidated statements of comprehensive income

(ii)	The revenues were presented as “Online marketing services” in the consolidated statements of comprehensive income

(iii)	The Others category above mainly include revenues from online games, live broadcasting and other licensing.

F-8
8

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

26.	FAIR VALUE MEASUREMENTS
ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	–	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	–
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
Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis
In accordance with ASC 820, the Group measures equity investments with readily determinable fair value, investments accounted for at fair value, available-for-sale
debt investments and derivatives instruments at fair value on a recurring basis. The fair values of time deposits are determined based on the prevailing interest rates in the market. The fair values of the Group’s held-to-maturity
debt investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates. The fair value of the Group’s short-term available-for-sale
debt investments are measured using the income approach, based on quoted market interest rates of a similar instrument and other significant inputs derived from or corroborated by observable market data. The fair values of the Group’s equity investments in equity securities of publicly listed companies are measured using quoted market prices. The fair value of derivative instruments of interest rate swaps are based on broker quotes. The fair value of financial liability is estimated based on the quoted market price of a similar asset to the underlying assets. Investments accounted for at fair value are equity investments in listed and unlisted companies held by consolidated investment companies. These investments in unlisted companies and long-term available-for-sale
debt investments do not have readily determinable market value, which were categorized as Level 3 in the fair value hierarchy. The Group uses a market approach based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees, liquidity factors and multiples of a selection of comparable companies.
The fair values of the Group’s notes payable are extracted directly from their quoted market prices. The fair values of the convertible senior notes are based on broker quotes. The Group carries the convertible senior notes at face value less unamortized debt discount and issuance costs on its consolidated balance sheets and presents the fair value for disclosure purposes only.

F-
89

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Assets and liabilities measured on a recurring basis or disclosed at fair value are summarized below:

		Fair value measurement or disclosure at December 31, 2021 using
	Total fair value at December 31, 2021	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
	(In millions)
Fair value disclosure

Cash equivalents:
Time deposits	16,262		16,262
Money market funds	3	3

Short-term investments:
Held-to-maturity debt investments	141,584		141,584

Long-term investments:
Time deposits and held-to-maturity debt investments	8,014		8,014

Notes payable, current portion	10,659		10,659

Notes payable, non-current portion	45,073		45,073

Convertible senior notes, non-current portion	9,547		9,547

Fair value measurements on a recurring basis

Short-term investments:
Available-for-sale debt investments	2,557		2,557

Long-term investments:
Equity investments at fair value with readily determinable fair value	16,375	16,375
Equity investments without readily determinable fair value using NAV practical expedient (i)	957
Investments accounted for at fair value	4,228	457		3,771
Available-for-sale debt investments	2,262			2,262

Other non-current assets
Derivative instruments	149		149

Total assets measured at fair value	26,528	16,832	2,706	6,033

Amounts due to related parties, current:
Financial liability	288		288

Total liabilities measured at fair value	288		288

F-
90

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

			Fair value measurement or disclosure at December 31, 2022 using
	Total fair value at December 31, 2022		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	US$	RMB	RMB	RMB
	(In millions)
Fair value disclosure

Cash equivalents:
Time deposits	12,968	1,880		12,968
Money market funds	3	—	3

Short-term investments:
Held-to-maturity debt investments	120,464	17,466		120,464

Long-term investments:
Long-term time deposits and held-to-maturity investments	23,688	3,434		23,688

Notes payable, current portion	6,812	988		6,812

Convertible senior notes, current portion	6,756	980		6,756

Notes payable, non-current portion	36,268	5,258		36,268

Convertible senior notes, non-current portion	7,253	1,052		7,253

Fair value measurements on a recurring basis

Short-term investments:
Available-for-sale debt investments	855	124		855

Long-term investments:
Equity investments at fair value with readily determinable fair value	12,100	1,754	12,100
Equity investments without readily determinable fair value using NAV practical expedient (i)	945	137
Investments accounted for at fair value	4,616	669	97		4,519
Available-for-sale debt investments	2,447	355			2,447

Other non-current assets:
Derivative instruments	1,416	205		1,416

Total assets measured at fair value	22,379	3,244	12,197	2,271	6,966

Amounts due to related parties, current:
Financial liability	328	48		328

Total liabilities measured at fair value	328	48		328

F-
91

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:
Investments accounted for at fair value:

Amounts
RMB
(In millions)
Balance at December 31, 2020	2,238
Additions	475
Disposals	(59)
Net unrealized fair value increase recognized in earnings	1,187
Foreign currency translation adjustments	(20)
Transition to assets categorized within level 1 (i)	(50)

Balance at December 31, 2021	3,771

Additions	343
Disposals	(212)
Net unrealized fair value increase recognized in earnings	502
Foreign currency translation adjustments	115
Balance at December 31, 2022	4,519

Balance at December 31, 2022, in US$	655

(i)	The fair value hierarchy of certain equity investments were transferred from level 3 to level 1 due to the public listing of the investees during the year ended December 31, 2021.

F-
92

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

Available-for-sale
debt investments:

Amounts
RMB
(In millions)
Balance at December 31, 2020	2,607
Additions	67
Conversion to equity investment	(18)
Share of losses in excess of equity method investment in ordinary shares	(207)
Net unrealized fair value change recognized in other comprehensive income	(243)
Accrued interest	75
Foreign currency translation adjustments	(19)

Balance at December 31, 2021	2,262
Additions	10
Conversion from equity investment	657
Share of losses in excess of equity method investment in ordinary shares	(161)
Net unrealized fair value change recognized in other comprehensive income	(432)
Accrued interest	78
Foreign currency translation adjustments	33

Balance at December 31, 2022	2,447

Balance at December 31, 2022, in US$	355

Assets measured at fair value on a
non-recurring
basis
The Group measures certain
non-financial
assets on a nonrecurring basis.
For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured
to fair value (Note 4). The
non-recurring
fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring
fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as expected volatility and probability of exit events as it relates to liquidation and redemption preferences. When there is impairment of equity securities accounted for under the measurement alternative and equity method investments, the non-recurring
fair value measurements are measured at the date of impairment. The fair values of the Group’s equity method investments in publicly listed companies are measured using quoted market prices. Estimating the fair value of investees without observable market prices is highly judgmental due to the subjectivity of the unobservable inputs (level 3) used in the valuation methodologies used to determine fair value. The Group uses valuation methodologies, primarily the market approach, which requires management to use unobservable inputs (level 3) such as selection of comparable companies and multiples, expected volatility, discount for lack of marketability and probability of exit events as it relates to liquidation and redemption preferences, when applicable. These unobservable inputs and resulting fair value estimates may be affected by unexpected changes in future market or economic conditions. The fair value information presented is not as of the period’s end, and is sensitive to changes in the

F-9
3

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented.
Other
non-financial
assets, intangible assets, licensed copyrights and produced content, would be measured at fair value whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The fair values of non-financial
long-lived assets were measured under the income approach, based on the Group’s best estimation. Significant inputs used in the income approach primarily included future estimated cash flows and discount rate.
The following table summarizes the Group’s financial assets held as of December 31, 2021 and 2022 for which a non-recurring
fair value measurement was recorded during the years ended December 31, 2021 and 2022:

	Total Balance		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value adjustment		Impairment
	RMB	US$	RMB	RMB	RMB	RMB	US$	RMB	US$
	(In millions)
Fair value measurements on a non-recurring basis

As of December 31, 2021
Long-term investments (i)	9,653			145	9,508	896		(4,316)
Produced content monetized on its own (ii)	30				30			(161)

As of December 31, 2022
Long-term investments (i)	3,466	503	99	29	3,338	256	37	(3,025)	(438)
Produced content monetized on its own (ii)	85	12			85			(68)	(10)

(i)
Due to factors such as the outbreak of coronavirus
(COVID-19)
resulting in declined financial performances and changes in business circumstances of certain investees, the Group recognized impairment charges of long-term investments in the consolidated statement of comprehensive income during the years ended December 31, 2021 and 2022. For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured
to fair value.

(ii)
Due to adverse changes in the expected performance of certain produced content and the reduced amount of ultimate revenue expected to be recognized, iQIYI performed an assessment to determine whether the fair value was less than unamortized content costs. iQIYI uses a discounted cash flow approach to estimate the fair value of the produced content titles predominantly monetized on its own. The significant unobservable inputs (level 3) include forecasted future revenues, production costs required to complete the content and exploitation and participation costs. iQIYI considers the historical performance of similar content, the forecasted performance and/or preliminary actual performance subsequent to the release of the produced content in estimating the fair value. Based on the above assessment, certain produced content predominantly monetized on its own were determined to be impaired and re-measured to the fair value as of each quarter end. Impairment charges of RMB205 million, RMB161 million and RMB68 million (US$10 million) were recognized for produced content predominantly monetized on its own and was recognized as cost of revenues in the consolidated statements of comprehensive income for the years ended December 31, 2020, 2021 and 2022, respectively. The outbreak of COVID-19 during the first quarter of 2020 negatively impacted iQIYI’s operations and financial performance and resulted in a downward adjustment to forecasted advertising revenues for the Mainland China film group that resulted in the fair value of the Mainland China film group being less than its corresponding carrying amount. As a result, an impairment charge of RMB390 million related to licensed copyrights (Note 6) and RMB210 million related to produced content (Note 7), respectively, was recognized as cost of revenues for the year ended December 31, 2020.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

27.	SUBSEQUENT EVENTS
In January 2023, iQIYI issued
535,500,000

C
lass A ordinary shares
(76,500,000

A
DS equivalent) upon the completion of a registered follow-on public offering and
69,825,000

Class A ordinary shares
(9,975,000

A
DS equivalent) pursuant to the underwriters’ partial exercise of their option to purchase additional ADSs, respectively. The net proceeds received by iQIYI for this offering amounted to US$
500
 m
illion (equivalent to RMB
3.4
b
illion), after deducting underwriting discounts and commissions but not considering the offering expenses in connection with the offering.

In February 2023, the convertible senior noteholder of iQIYI PAG Notes exercised their option to purchase additional convertible senior notes under the same terms and conditions for
US$
50
million (equivalent to
RMB
345
million).
In March 2023, iQIYI issued an aggregate principal amount of

US$600 million (equivalent to RMB4.1
billion) convertible senior notes (the “iQIYI 2028 Convertible Notes”) for cash. The net proceeds of the iQIYI 2028 Convertible Notes (after deducting the initial purchasers’ discounts, taking into account the estimated reimbursement from the initial purchasers for certain expenses incurred by iQIYI, but without deducting other estimated offering expenses payable by iQIYI) amounted to approximately
US$591 million (equivalent to RMB4.1
billion). The iQIYI 2028 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable quarterly in cash at a rate of
6.50%
per annum in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on
June 15, 2023.
The iQIYI 2028 Convertible Notes will mature on
March 15, 2028
unless repurchased, redeemed or converted prior to such date. The iQIYI 2028 Convertible Notes may be convertible into iQIYI’s ADS at the holder’s option and subject to the terms of the iQIYI 2028 Convertible Notes, at an initial conversion rate of
 101.4636 ADS per US$1,000
principal amount of the iQIYI 2028 Convertible Notes (which is equivalent to an initial conversion price of approximately
 US$9.86
per ADS). Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election. On March 16, 2026 or in the event of certain fundamental changes, the holders of the iQIYI 2028 Convertible Notes will have the right to require iQIYI to repurchase for cash all or part of their notes at a repurchase price equal to
100
% of the principal amount of the iQIYI 2028 Convertible Notes to be repurchased, plus accrued and unpaid interest. Concurrently with and shortly after the offering of the iQIYI 2028 Convertible Notes, iQIYI also entered into separate and individually privately negotiated agreements with certain holders of the iQIYI 2026 Convertible Notes to repurchase US$
340
 million (equivalent to RMB
2.3
 billion) principal amount of such notes for cash.

F-9
5